Form 20-F
period 2003-12-31
TAT TECHNOLOGIES LTD
filed 2004-06-24
CIK 808439

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------
                                    FORM 20-F
                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
                               -------------------
                           Commission File No. 0-17253

                            T.A.T. TECHNOLOGIES LTD.
      (Exact name of Registrant as specified in its charter and translation of Registrant's name into English)
                               -------------------
                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

                        P.O. BOX 80, GEDERA 70750, ISRAEL
                    (Address of principal executive offices)
                               -------------------
 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      NONE

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                ORDINARY SHARES, NIS 0.90 NOMINAL VALUE PER SHARE
                                (Title of Class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act:

                                      NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 4,637,081 Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                 Yes    X             No ___
                                                      -----


Indicate by check mark which financial statement item the Registrant has elected
to follow:              Item 17. X      Item 18.
                                ---              ---

                               TABLE OF CONTENTS

                                                                            PAGE

PART I........................................................................

         Item 1.  Identity of Directors, Senior Management and Advisers.......1

         Item 2.  Offer Statistics and Expected Timetable.....................1

         Item 3.  Key Information.............................................1

                  Selected Financial Data.....................................1

                  Risk Factors................................................3

         Item 4.  Information on the Company..................................6

                  Business Overview...........................................6

                  Property, Plants and Equipment..............................15

                  History and Development of the Company......................17

                  Organizational Structure....................................17

         Item 5.  Operating and Financial Review and Prospects................17

                  Operating Results...........................................17

                  Liquidity and Capital Resources.............................19

                  Research and Development....................................21

                  Off-balance sheet arrangements..............................21

                  Tabular disclosure of contractual obligations...............21

         Item 6.  Directors, Senior Management and Employees..................21

                  Directors and Senior Management.............................21

                  Compensation................................................23

                  Board Committees............................................24

                  Employees...................................................26

                  Share Ownership.............................................26

                  Stock Option Plan

                  Dividend Policy

         Item 7.  Major Shareholders and Related Party Transactions...........28

                  Major Shareholders..........................................28

                  Related Party Transactions..................................28

         Item 8.  Financial Information.......................................29

                  Consolidated Statements and Other Financial Information.....29

                  Legal Proceedings...........................................29

         Item 9.  The Offer and Listing.......................................30

                  Nature of Trading Market....................................30

         Item 10. Additional Information......................................31

                  By-Laws and Articles of Incorporation.......................31

                  Exchange Controls...........................................31

                  Taxation....................................................31

                  Documents on Display........................................34

         Item 11.  Quantitative and Qualitative Disclosures
                        About Market Risk.....................................35

         Item 12.  Description of Securities Other than Equity Securities.....35

PART II.......................................................................35

         Item 13.  Defaults, Dividend Arrearages and Delinquencies............35

         Item 14.  Material Modifications to the Rights of
                         Security Holders.....................................35

         Item 15.  Controls and Procedures....................................35

         Item 16.  [Reserved].................................................35


PART III......................................................................35

         Item 17.  Financial Statements.......................................35

         Item 18.  Financial Statements.......................................35

         Item 19.  Exhibits...................................................35

FORWARD-LOOKING STATEMENTS

         This annual report includes forward-looking statements. You can identify these forward-looking statements when you see words such as "expect", "anticipate", "estimate", "project", "plans", "intends", "management believes", "we believe" and similar words or phrases. These forward-looking statements cover, among other items:

     [ ]   acceptance of our products and services in the marketplace;

     [ ]   our marketing and sales plans;

     [ ]   our expectations about the markets for our products and services;

     [ ]   our ability to successfully develop our technologies;

     [ ]   our future capital needs;

     [ ] our expectations about our future profitability, operating results and financial condition; and

     [ ]   the success of our protection of our proprietary technology.

         We have based these forward-looking statements largely on our current expectations. However, forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond out control. Actual results could differ materially from those anticipated as a result of the factors described under "Risk Factors," including, among others:

     [ ]   a recession in the aerospace industry;

     [ ]   the business failure of any of our major commercial customers;

     [ ]   reductions in government military spending;

     [ ]   implementation and enforcement of government regulations.

         We do not undertake any obligation to publicly update or revise any forward-looking statements contained in this annual report or that are incorporated by reference, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not transpire.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

         The following selected consolidated financial data as of, and for each of the years ended, December 31, 1999, 2000, 2001, 2002 and 2003 have been derived from, and should be read in conjunction with, the Company's consolidated financial statements and notes thereto set forth elsewhere in this report. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The financial information set forth below is qualified by and should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Report and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

STATEMENT OF OPERATIONS DATA:



                                             1999            2000            2001             2002             2003
                                             ----            ----            ----             ----             ----
                                                              (figures in thousands, except per share data)

Revenues...............................     $26,682        $28,424          $25,051          $26,280         $30,682
Cost of revenues.......................      18,361         18,430           16,924           17,158          19,372
                                             ------         ------           ------           ------          ------
Gross profit...........................       8,321          9,994            8,127            9,122          11,310
                                            -------          -----            -----            -----          ------

Research and development costs,
     Net...............................         485            334              257              204             120
Selling and marketing expenses.........       2,001          1,681            1,823            2,075           2,654
General and administrative
     Expenses..........................       3,063          3,472            3,235            2,994           3,476


                                           -----------  --------------  ---------------  --------------  ----------------
                                              5,549          5,487            5,315            5,273           6,250
                                              -----          -----            -----            -----           -----

Operating income (loss)................       2,772          4,507            2,812            3,849           5,060
Financial income (expenses), net.......         (25)           211              (78)              99             (25)
Other income (loss), net...............       1,856            752               (1)               8              24
                                              -----            ---               ---               -              --


Income (loss) from continuing
..........operations before taxes on
     Income............................       4,603          5,470            2,733            3,956           5,059
Taxes on income........................         147            (23)             (75)            (367)         (1,225)
Equity in net loss of affiliates.......        (340)           ---              ---              ---





Net income (loss)......................      $4,410         $5,447           $2,658           $3,589           3,834
                                             ======         ======           ======           ======           =====
Basic net earnings.....................
per share .............................      $0.99           $1.22            $0.59             0.80            0.85


Diluted net income (loss) .............
per share..............................      $0.97           $1.13            $0.57            $0.77            0.78
Weighted average number of
     shares used in computing basic
     and diluted net income (loss)
per share..............................       4,483          4,483            4,483            4,483           4,509
Weighted average number of
shares used in computing
diluted net income (loss)
per share..............................       4,483          4,651            4,671            4,483           4,907

BALANCE SHEET DATA:

                                             1999            2000           2001            2002             2003
                                             ----            ----           ----            ----             ----


                                                                     (figures in thousands)
Working capital........................     $20,279        $17,256          $18,510        $19,685           22,151
Total assets...........................      33,546         31,819           30,426         35,318           39,206
Long-term debt, excluding current
......maturities........................       3,819          5,417            3,316          3,362            3,608
Shareholder's equity...................     $25,198        $21,190          $23,848        $25,419           28,684
----------------------

                                  RISK FACTORS

OUR BUSINESS IS DEPENDENT ON THE AEROSPACE INDUSTRY

         We sell our products and services primarily to the commercial and military aerospace industry. Sales to customers in these markets generally fluctuate with changes in military expenditure budgets and the rate of new aircraft construction, levels of which have been declining over the past few years. Our results of operations could be adversely affected in the event that these industry conditions continue to affect our customers, or by a downturn in the worldwide economy.

WE DERIVE A LARGE PART OF OUR REVENUES FROM SEVERAL MAJOR CUSTOMERS AND GOVERNMENT BUSINESS


         One of our non-government customers accounted for approximately 12.9% of our revenues in 2003. Four customers accounted for a total of approximately 12.8% of our revenues in 2002, and three customers accounted for approximately 40.9% of our revenues for the year ended December 31, 2003. We can't be sure that any of these customers will maintain the same volume of business with us in the future. If we lose any of these customers or they reduce the amount of business they do with us, our revenues will be seriously affected.


         A substantial portion of our revenues are from contracts with the U.S. and Israeli governments, acting through their various departments and agencies. Sales to the U.S. and Israeli governments, accounted for approximately 17.3% and 3.2% of our revenues for 2002, respectively, and approximately 15.3% and 3.3% of our revenues for the year ended December 31, 2003, respectively.


         Business with the U.S. and Israeli governments, as well as with the governments of other countries, is subject to risks which are not as relevant in business with private parties. For example:


     [ ] legislative or administrative requirements may delay payment for performance of contracts;

     [ ] since these contracts are generally terminable-at-will, a government may terminate contracts for its convenience, because of a change in its requirements, policies or budgetary constraints, or as a result of a change in the administration; and

     [ ] our costs may be adjusted as a result of audits or we may have increased or unexpected costs causing losses or reduced profits under fixed-price contracts.

         While 50.08% of our revenues is derived from the sale of products for the non-military market in the United States, Israel and abroad, we believe that the success and development of our business depends upon our ability to participate in the defense programs of the United States, Israeli and other governments and the continued commitment by these governments of substantial resources to such programs. A loss of all, or a major portion, of our revenues from government contracts could have a material adverse effect on the Company's operations.

WE OPERATE IN A HIGHLY COMPETITIVE FIELD

         The market for heat exchangers and other heat transfer products is highly competitive. Some of the companies with which we compete have much greater technical, financial, research and development and marketing resources than we have. We may face increased competition in the future from these or other companies, and if we are unable to compete successfully, whether on technology, marketing or price, our revenues and operations will suffer.

WE FACE SPECIAL RISKS FROM INTERNATIONAL SALES AND CURRENCY EXCHANGE
FLUCTUATIONS

         Export sales represented approximately 43.3% of our revenues in 2002, and approximately 43.8% of our revenues for the year ended December 31, 2003. We expect exports will continue to be a significant part of our business. This business is subject to various risks common to international activities, such as the need to comply with complex and varied export laws, tariff regulations and regulatory requirements, and political and economic instability in certain regions.

         Since our financial statements are stated in U.S. Dollars, but not all our expenses are incurred in U.S. Dollars or incurred in currencies linked to the U.S. Dollar, our operations have been, and may continue to be, affected by fluctuations in currency exchange rates.

WE HAVE NOT REGISTERED OUR INTELLECTUAL PROPERTY RIGHTS


         We rely primarily on unpatented proprietary know-how and trade secrets, and employ various methods including confidentiality agreements with employees, to protect our trade secrets and intellectual property. However, such methods may not afford complete protection and there is no way to be sure that others will not independently develop such trade secrets and know-how or obtain access thereto, which could adversely affect our business.


THE PRICE OF OUR ORDINARY SHARES MAY BE VOLATILE


         In recent years, our company has experienced extreme price and volume fluctuations, often unrelated to operating performance. The market price of our ordinary shares may be strongly affected by many factors, including fluctuations in our quarterly revenues and earnings.


WE ARE LOCATED IN ISRAEL

         We are directly influenced by the political, economic and military conditions affecting Israel. (See "Conditions in Israel")



IT MAY BE DIFFICULT TO ENFORCE CERTAIN US LAWS AGAINST THE COMPANY OR ITS OFFICERS OR DIRECTORS

         Service of process upon directors and officers of TAT and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Our legal counsel in Israel, has informed us that civil liabilities under the Securities Act and the Exchange Act may not be enforceable in actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce U.S. final executory judgments for liquidated amounts in civil matters, obtained after due process before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that: (i) due service of process has been effected; (ii) such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel; (iii) such judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties; and (iv) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court. We have appointed Samuel F. Ottensoser, Esq. of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP, 101 E. 52nd Street, New York, New York 10022, as our agent to receive service of process in any action against the Company in any Federal court or court of the State of New York.

ITEM 4.  INFORMATION ON THE COMPANY

BUSINESS OVERVIEW


         TAT Technologies Ltd. (the "Company" or "TAT" or "TAT Technologies") is principally engaged in the manufacture and sale of a broad range of heat transfer equipment used in mechanical and electronic systems on-board commercial and military aircraft and in a variety of other electronic equipment. These systems, which include environmental control, avionics cooling and other mechanical and electronic systems, generate heat during operation that must be removed and dissipated in order to function properly. The Company is also engaged in the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components manufactured by TAT and other companies. The Company also manufactures, sells and services certain related products for use in aircraft and electronic systems.


         The Company was founded in 1985 to develop the computerized systems business of TAT Industries, Ltd. (formerly TAT Aero Equipment Industries, Ltd.) and is an Israeli corporation, which is publicly-held in Israel, engaged in the manufacture and sale of aeronautical equipment and owns approximately 67% of the Company. The Company completed an initial public offering of its securities in the United States in 1987.

         In February 2000, the Company entered into an agreement (the "Agreement") with TAT Industries (See "Control of Registrant") to purchase the business and operations of TAT Industries for the manufacture of aviation accessories and the lease of certain real estate and buildings (the "Transaction"). The Transaction with TAT Industries was effective as of January 1, 2000 and included inventory, equipment, tools, goodwill, manufacturing licenses and know-how, orders from customers, vehicles, the transfer of liabilities with respect to a bank loan and employee liabilities from TAT Industries to the Company and other assets and rights connected directly with the activities of the factory, as well as the sub-lease of certain real estate and buildings.

         The Company also conducts business in the United States through Limco-Airepair International Inc. ("Airepair"), which is FAA certified to engage in the remanufacture, overhaul and repair of heat transfer equipment for the aviation industry.


         The Company manufactures a complete line of heat transfer equipment both in the United States and Israel, including heat exchangers, precoolers, oil coolers and cold plates ("Heat Transfer Equipment"). Heat Transfer Equipment facilitates the necessary removal and dissipation of heat generated during the operation of mechanical and electronic systems. The Company's Heat Transfer Equipment is generally integrated into a complete cooling system. Using its technological expertise, the Company designs each of its heat transfer products to meet the specific space, power, performance and other needs of its customers. Heat Transfer Equipment is marketed worldwide for applications in commercial and military aircraft and electronic systems, the primary users of such equipment. The Company's customers for its Heat Transfer Equipment include Bell, Raytheon, Liebherr, Boeing, Israel Aircraft Industries and Cessna, as well as the United States Air Force and Navy. Such customers typically enter into supply contracts with the Company pursuant to which the Company manufactures specified Heat Transfer Equipment in connection with the customers' production or retrofitting of particular aircraft equipment. Such supply contracts are generally for a period of between one to four years.

         The Company is also engaged in the remanufacture, overhaul and repair of heat transfer and other aviation equipment ("Overhaul Services"). Heat transfer products typically require Overhaul Services or replacement after three to five years of service. The Company services heat transfer equipment for up to 60% of the replacement cost of a new unit. Remanufactured units are generally given the same warranties as are provided by the original manufacturers of new units of the same type. The Company primarily markets its Overhaul Services to major commercial airlines, such as, KLM, Lufthansa and S.R Technic, Fedex, Sabena Technic.


         The Company is also engaged in the design, development and manufacture of aviation accessories. These accessories include fuel components, such as valves and pumps, secondary power systems, various instrumentation and electronic assemblies. The Company's customers for its design, development and manufacture of aviation accessories include Lockheed-Martin, Boeing Co., Teledyne, Israeli Air Force, Israel Aircraft Industries, as well as the United States Air Force and Navy. The Company currently overhauls secondary and emergency power systems and jet fuel starters for F-16's, fuel injection governors, power and cooling turbines and valves. The Company's customers for its systems overhaul services include the Israeli Air Force, Israel Aircraft Industries, NATO airforces, as well as the United States Air Force and Navy.

         The Company is also engaged in the design, development , manufacture and marketing of military Air Conditioning and NBC Systems used in military shelters, tents and armored vehicles. These systems are marketed worldwide to government agencies and to shelters manufacturers. The Company markets its products and services both through its internal marketing staff and through a worldwide network of independent representatives. These efforts are coordinated and directed by the Company's internal marketing personnel. The Company implemented its current marketing network following the acquisitions of Airepair and Limco in order to capitalize on the complementary products and services of those businesses.


         The Company believes that it is one of the few companies which both manufactures Heat Transfer Equipment and provides Overhaul Services and as a result, is able to cross-sell its Heat Transfer Equipment and Overhaul Services.

MARKET AND BUSINESS STRATEGY

         The Company's principal growth strategy both in the United States and Israel is to: (i) expand its heat transfer business in existing and new markets;
(ii) provide overhaul and repair services for additional aircraft components;
(iii) expand its marketing of overhaul and repair services to additional segments of the aerospace industry; and (iv) use its technological expertise to expand into related businesses.

         Capitalizing on the continuing trend in the aerospace industry to reduce costs by prolonging the useful life of existing equipment, the Company initiated a concentrated marketing effort for its Overhaul Services, which was previously provided only to widebody commercial aircraft. This marketing strategy has enabled the Company to penetrate the regional, helicopter, general aviation and military aircraft markets. In addition, the Company has targeted the aftersale market for certain of its products other than Heat Transfer Equipment.


         The Company has identified the electronics industry as a market with significant growth potential for its Heat Transfer Equipment. For the past several years the Company has been engaged in the design, development and manufacture of electronic heat dissipation equipment such as cold plates, heat sinks, cold walls and other components which remove and dissipate heat from electronic systems. The Company's Heat Transfer Equipment is currently used primarily in airborne radar systems, electronic warfare packages, avionics, electronic pods and other airborne electronic systems. The Company's current customers for these products include Elta (a division of Israel Aircraft Industries), , Rafael, Elisra and Elop (a division of Elbit).


         The Company has also identified the need of using new materials and brazing technologies to reduce and optimize the volume and weight of the heat transfer equipment.

         The Company believes that its technical expertise in the field of heat transfer will facilitate its entry into related businesses.


         In April 1999, the Company entered into a License and Technical Assistance Agreement with a subsidiary of a large international corporation (the "LTA Agreement"). Pursuant to LTA Agreement the Company has supplied the facility intellectual property, technology and technical assistance for the development and manufacturing of certain types of advanced aeronautical equipment for a total of $4,250,000 in payments over the next three to five years. As of June 15, 2004, the Company received $3,723,535 in payments. At the end of the Project, licensee will perform 50% of the Mutual Projects and will pay us royalties of 7.5% for 10 years.


         In May 1999, the Company entered into an agreement with ENERCO, an Israeli company, to acquire the know-how and production rights of its line of military air conditioning systems which are used in military communication shelters, mobile shelters and armored vehicles for $274,500 and royalty payments ranging from 1.5% to 5% of sales from 1999 through 2006.

PRODUCTS AND SERVICES

         The table below sets forth, for the periods indicated, the revenues derived from sales, and the percentage of total revenues, of the Company's products and services.

                                                             Years Ended
                                     December 31, 2002                         December 31, 2003
                               ----------------------------------    --------------------------------------
Revenues Derived                AMOUNT             PERCENT                AMOUNT             PERCENT
                                ------             -------                ------             -------
    From Sale of
                                                           (In thousands)
Heat Transfer Equipment and
  aeronautical accessories      $15,936              60.6%                $19,255              62.8%
Manufacturing
Overhaul Services                 9,710              36.9%                 10,589              34.5%
Other Products                      634               2.5%                    838               2.7%
                                    ---               ----                    ---               ----

         Total:                 $26,280            100.0%                 $30,682             100.0%
                                =======            =======                =======             ======



                  HEAT TRANSFER EQUIPMENT

         The Company manufactures wide range of Heat Transfer Equipment both in the United States and Israel. Heat Transfer Equipment, such as heat exchangers, precoolers, evaporators, oil coolers and cold plates, are integral components used in a wide variety of environmental control systems, mechanical and engine systems, as well as a wide range of electronic systems. These systems generate heat during operation that must be removed and dissipated. Heat transfer equipment components facilitate the exchange of the heat created through the operation of these systems by transmitting the heat from a hot medium (air, oil or other fluids) to a cold medium for disposal.

         As a component in a larger operating system, heat transfer equipment must be efficient, compact, lightweight and reliable. In the aerospace industry in particular, there is a constant need for improvements in performance, weight, cost and reliability. In addition, as electronic systems become smaller and more densely packed, the need for sophisticated and efficient heat transfer equipment to serve the cooling functions becomes more critical. Using its technological expertise, the Company believes it is well positioned to respond to these industry demands through continued new product development and product improvements.

         The principal Heat Transfer Equipment of the Company are air-to-air heat exchangers and precoolers and liquid-to-air heat exchangers. Typically, the air-to-air heat exchangers and precoolers cool the jet engine's hot "bleed air" which, when cooled, is then used in the aircraft's air-conditioning, pressurization and pneumatic systems. The liquid-to-air heat exchangers cool liquids such as engine oil, hydraulic oil and other liquid coolants used in other systems.

         The Company provides anywhere from one to all of the different types of heat transfer equipment in a particular aircraft. Widebody planes require approximately seven different types of heat transfer equipment, while regional aircraft and helicopters contain approximately three types. The Company's heat exchangers and precoolers, which are types of heat transfer equipment found in most aircraft, are generally sold for between $1,000 and $20,000 per unit.

         A substantial portion of the Company's Heat Transfer Equipment is sold to customers in connection with the original manufacture or retrofitting of particular aircraft equipment. The Company generally enters into long-term supply contracts with its customers, which require the Company to supply a piece of Heat Transfer Equipment for an entire project. The Company's supply contracts with such customers generally range from one to four years.

         The Company also manufactures heat dissipation equipment, such as evaporators, cold plates, cooling chests, heat sinks and cold walls (which may be air-to-air, liquid-to-air or liquid-to-liquid), which control and dispose of heat emitted by the operation of various electronic systems. These heat dissipation products are currently utilized mainly in radar systems, avionics, electronic warfare systems and various pods for targeting, navigation and night vision.

         The Heat Transfer Equipment has been marketed worldwide for applications in commercial and military aircraft and electronics systems, the primary users of such equipment. The Company's customers for its Heat Transfer Equipment include Bell, Raytheon, Liebherr, Boeing, Israel Aircraft Industries and Cessna, as well as the United States Air Force and Navy. As a result of the specialized nature of the systems in which the Company's parts are included, spare and replacement parts for the original heat transfer systems are usually provided by the Company.


                  SYSTEM DESIGN, DEVELOPMENT AND MANUFACTURE

         The Company is also engaged in the design, development and manufacture of aviation accessories. These accessories include fuel component systems, such as valves and pumps, secondary power systems, various instrumentation and electronic assemblies. The Company's customers for its design, development and manufacture of aviation accessories include Lockheed-Martin, Boeing Co., Teledyne, Israeli Air Force, Israel Aircraft Industries, as well as the U.S. Air Force and Navy.

                  REMANUFACTURE, OVERHAUL AND REPAIR SERVICES

         The Company remanufactures, overhauls and repairs heat transfer equipment through its FAA certified repair station. In the past, the Company has primarily marketed these Overhaul Services to major commercial airlines, such as, KLM and Lufthansa. The Company is also engaged with the United States Government and Navy in overhaul and repair of military heat transfer products.

         Heat transfer products typically require Overhaul Services or replacement after three to five years of service. The Company offers its customers repair services on three levels. If the damage is significant, the Company will remanufacture the unit, which generally entails replacing the core matrix of the damaged or old heat transfer product in lieu of replacing the entire unit with a new one. The Company designs and develops these customized remanufacture programs as cost effective alternatives to new part replacement. Remanufacture programs account for more than 50% of the Company's Overhaul Services. In cases of less severe damage, the Company will either overhaul or repair the unit as necessary. The Company's Overhaul Services generally cost a customer up to approximately 60% of the price of replacement with a new unit.. Remanufactured units carry warranties identical to those provided with new units.

         The Company currently overhauls secondary and emergency power systems and jet fuel starters for F-16's, fuel injection governors, power and cooling turbines and valves. The Company's customers for its systems overhaul services include the Israeli Air Force, Israel Aircraft Industries, NATO airforces, as well as the U.S. Air Force and Navy.

                  CONVENTIONAL AIR CONDITIONING SYSTEMS

         TAT Technologies offers a wide range of highly reliable and affordable Military Air Conditioners and NBC Systems, featuring high performance and simplicity. TAT manufactures a comprehensive line of versatile air conditioning systems, which provide a complete solution for application where heat removal is essential. Simple installation, maintenance and easy integration make the systems user-friendly. The units meet the MIL-STD-810 and MIL-STD-461 requirements and are designed for operation in difficult climatic conditions. Our Air Conditioning have been installed on Military Communications Shelters, Mobile Shelters, Armored Vehicles and used in many other military applications. Beside our standard units, we may propose custom-made systems as per customer specification. The know-how on military AC Systems has been transferred to Limco-Airepair and partial production has started on their premises.

SALES AND MARKETING

         The Company derives its revenues mainly from sales to customers in the United States, Israel and Europe. The geographic distribution of such sales is as follows:

GEOGRAPHIC REGION                                      Years Ended
                         ------------------------------------------------------------------------
                              December 31, 2003                           December 31, 2002
                         ---------------------------------       --------------------------------
                                                      (In thousands)
                          AMOUNT             PERCENT                  AMOUNT             PERCENT
Israel                     $4,796            15.63%                    $4,277            16.27%
Other Asian countries       1,845             6.02%                     1,382             5.25%
United States              15,441            50.32%                    13,531            51.48%
Europe                      8,340            27.18%                     6,879            26.18%
Other                         260             0.85%                       211             0.81%
                         --------             -----                       ---             -----
         Total:           $30,682           100.00%                   $26,280           100.00%

         The Company markets its products and services through its internal marketing staff and a worldwide network which consists of independent representatives. These efforts are coordinated and directed by the Company's internal marketing personnel. The Company's representatives are strategically located near key customer sites in certain offices throughout the United States, in addition to offices in Europe, Asia, the Middle East and South America.. The Company implemented its current marketing network following the acquisitions of Airepair and Limco in order to capitalize on the complementary products and services of these businesses and the increased customer base. Representatives are in regular contact with engineering and procurement personnel and program managers of existing and target customers to identify new programs and needs for the Company's products, obtain requests for quotations and identify new product opportunities. The Company's marketing activities also include advertising in technical publications which target heat transfer equipment and related markets, attending exhibitions, trade shows and professional conferences, organizing seminars and direct mailing of advertisements and technical brochures to current and potential customers.

MAJOR CUSTOMERS


         The Company's products and services are provided worldwide to OEMs and end-user customers in the commercial, military and industrial markets. The Company's major customers include OEMs such as Liebherr, Lockheed, Hamilton-Sundsrand, Cessna, Bell, Raytheon, Israel Aircraft Industries and Boeing and end-users such as, KLM, , Lufthansa, S.R Technic, Fedex, Sabena Technic and the United States Government. During the fiscal years ended December 31, 2002 and 2003 Elta Electronics Industries Ltd. (a subsidiary of I.A.I. Ltd.) accounted for approximately 11.9% and 9.72%, respectively, of the Company's revenues. For the fiscal years ended December 31, 2002 and 2003, Liebherr - Aerospace Toulouse Ltd. accounted for 12.8% and 12.9%, respectively, of the Company's revenues.


         Sales to the U.S. and Israeli governments, acting through their various departments and agencies, accounted for approximately 17.3% and 3.2% of the Company's revenues in 2002, respectively, and approximately 15.3% and 3.3% of the Company's revenues in 2003, respectively. Government contracts are generally terminable by the government at will.

PRODUCT AND SERVICE WARRANTIES

         The Company provides warranties for its products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product. To date, warranty costs to the Company have not been substantial.

ENGINEERING AND MANUFACTURING

         The Company maintains a staff of 277 employees in engineering and manufacturing to design, manufacture, remanufacture, repair and test its products. See "Item 13 - Interest of Management in Certain Transactions." The Company's engineering department is responsible for the design and development of all heat exchangers and other products as well as the methods, tooling, test instructions and test equipment. The engineering staff provides the Company with extensive knowledge and experience related to its Heat Transfer Equipment. Most of the Company's product lines have a designated project manager who is an experienced engineer and is in charge of all the activities in his area. The product manager interfaces with the customer, engineering department, manufacturing department and vendors, and is responsible for all aspects of the program including scheduling, adherence to specifications, customer support and reporting.

         In general, the Company has manufacturing capabilities for most of the parts and accessories of its Heat Transfer Equipment. The Company also manufactures the necessary tools, fixtures, test equipment and special jigs required to manufacture, assemble and test its products. The Company has developed proprietary design techniques and computer aided design software which assist in the mechanical design and manufacturing of the Company's products. All products are inspected and tested by trained inspectors using highly sophisticated test equipment in accordance with customer requirements.


         The subsidiary Company provides its Overhaul Services through its in-house engineering and manufacturing staff. The Company's Chief Engineer and Quality Assurance Manager of its Overhaul Services have been certified as an FAA-Designated Engineering Representative and an FAA-Designated Manufacturing Inspection Representative, respectively, and work together with the Company's engineers to assure compliance with FAA guidelines and provide the necessary inspection of products during development and manufacture.

         The Company is partly dependent upon single sources of supply, and seeks to maintain an adequate inventory of all imported components. The Company's Israeli operations employ the services of a purchasing agent, a corporation which is wholly-owned by certain officers and directors of the Company. See "Item 13 - Interest of Management in Certain Transactions."

REGULATION

         The Company's operations in the United States are regulated by the FAA and the U.S. Department of Defense.

         The Company is required to comply with the FAA's Federal Aviation Regulation, which generally requires the Company to obtain FAA approval prior to the sale of new products for aircraft applications. The Company currently holds all necessary FAA authorizations required for the production of its products. In addition, the Company holds an FAA repair station certificate which permits the Company to provide its Overhaul Services.

         The Company is also required to comply with the U.S. Department of Defense's Federal Acquisition Regulation, which governs all of the Company's work for military applications.

         The Company's operations in Israel are subject to supervision by the Ministry of Defense and Civil Aviation Administration. The Company is certified by the Israeli Air Force for the Ministry of Defense for both manufacturing and maintenance. The Company is also licensed as a repair station for certain components by the Israeli Civil Aviation Administration. In addition, the Company's export of certain products and/or know-how is subject to approval by SIBAT, a corporation controlled by the government of Israel. Permits from SIBAT must be obtained for the initiation of sales proposals with regard to such exports, as well as for the actual exports of such products.

BACKLOG


         At June 15, 2004, the Company had a backlog of approximately $28.0 million for products to be delivered through December 31, 2005, same to June 15, 2003, when the Company had a backlog of approximately $28.0 million for products to be delivered through December 31, 2004. The Company anticipates that approximately $16.6 million of its backlog at June 15, 2004 will be delivered by December 31, 2004, approximately $8.5 million by December 31, 2005 and approximately $2.9 million by December 31, 2006.


COMPETITION

         The field of heat transfer requires specialized technology, equipment and facilities, an experienced technical and engineering staff, as well as highly sophisticated and trained technicians. Although these factors have tended to limit the number of manufacturers who enter this field, it nonetheless remains very competitive. The major manufacturers in the field are Honeywell Corporation and Hamilton Sunstrand. Other manufacturers in the United States are Hughes-Treitler Manufacturing Corp., Stewart Warner South Wind Corp., United Aircraft Products, Lytron Inc. and Lockhart Industries Inc., and manufacturers based in Europe include I.M.I. Marston Ltd., Normalair Garrett Ltd. ("NGL"), Secan and Behr.

         The Company's major competitor in the Overhaul Services business is Lori, a subsidiary of Honeywell, a U.S. company. Other competitors include Secan and Normalair Garrett, which are based in Europe.


PROPRIETARY RIGHTS


         At the present time the Company owns two U.S. patents and one Israeli patent with respect to this technology relating to Air Cycle Air Conditioning Systems and Condenser Heat Exchange technology. Except for such patents, neither the Company nor any of its subsidiaries holds any material patents and none of them is currently seeking additional patent protection in any country. The Company relies on laws protecting trade secrets, and considers such items proprietary, but believes that its success depends less on the ownership of such proprietary rights than on its innovative skills, technical competence marketing and engineering abilities. The Company has no existing material registered trademarks.


PROPERTY, PLANT AND EQUIPMENT


         The Company's executive offices, research and development and manufacturing facilities in Israel are located in a 9,500 square meter facility located near Gedera. The land of this facility is leased from the Israeli government pursuant to a lease that expires in 2020, which was assigned, but not registered, to the Company by TAT Industries in connection with the Company's acquisition of TAT Industries' heat exchanger operations. See "Item 7 - Major Shareholders and Related Party Transactions."


         In connection with the purchase of the business and operations of TAT Industries, in February 2000, the Company and TAT Industries entered into a lease agreement, pursuant to which the Company leases from TAT Industries, the real estate and buildings encompassing an area of approximately 29.5 dunams for a period of 24 years and 11 months. The Company pays TAT Industries annual rentals of approximately $300,000, with an additional incremental payment of 2% per year, and which rentals are subject to revaluation every fifth year..

         The Company owns its Tulsa, Oklahoma facility, which consists of approximately 55,000 square feet.

         Management believes that the Company's present facilities are well maintained, in good condition and are sufficient for the Company to continue to operate and meet its production needs. The Company's utilization of its production capacity varies from time to time based on fluctuations in its business and other factors.

                          CONDITIONS IN ISRAEL

               The Company's principal executive offices and manufacturing and research and development facilities are located in the State of Israel. Accordingly, the Company is directly affected by political, economic and military conditions in Israel.

               Political Conditions

         Potential political, economic and military instability in Israel may harm our results of operations. We are organized under the laws of the State of Israel and a substantial portion of our assets, and our principal operations, are located in Israel. Our operations, financial condition and results of operations are directly influenced by economic, political and military conditions in and affecting Israel. We could be adversely affected if major hostilities break out in the Middle East or if trade between Israel and its present trading partners is curtailed. Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. Any future armed conflicts or political instability in the region could negatively affect our business or harm our results of operations. We cannot predict whether a full resolution of these problems will be achieved, the nature of any such resolution or any consequences that any of these factors may have on us. In addition, since October 2000, there has been a significant increase in violence, primarily in the West Bank and Gaza Strip. The peace process between Israel and the Palestinian Authority has seriously deteriorated due to the recent increased violence between Israelis and Palestinians. Israeli companies and companies doing business with them have been subject to an economic boycott initiated by the Arab countries. This boycott and policies may seriously harm our operating results or the expansion of our business. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians. However, in May 2003, as a result of the publication of the "roadmap" by the Quartet (the EU, Russia, UN and the United States) attempts are being made to reinstitute the peace process between Israel and the Palestinians. The current situation in Israel could adversely affect our operations if our customers and/or strategic allies believe that instability in the region could affect our ability to fulfill our commitments.

        All male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, obligated to perform up to 30 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Many of the Company's officers and employees are currently obligated to perform annual reserve duty. While the Company has operated effectively under these requirements since it began operations the Company cannot assess the full impact of such requirements on its workforce or business if conditions should change and the Company cannot predict the effect on it of any expansion or reduction of such obligations.


      Economic Conditions

               Israeli's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy, by utilizing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and foreign currency exchange rates. In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents may deal in foreign currency and non-residents of Israel may purchase and sell Israeli currency and assets. The Israeli government has periodically changed its policies in all these areas. There are currently no Israeli currency control restrictions or remittances of dividends on the ordinary shares or the proceeds from the sale of the shares, however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. In addition, Israeli residents are required to file reports pertaining to specific types of actions or transactions.

                 The Israeli government's monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment. There can be no assurance that the Israeli government will be successful in its attempts to keep prices and exchange rates stable. Price and exchange rate instability may have a material adverse effect on the Company.

       Trade Relations

                Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

                Israel and the EEC, known now as the "European Union" concluded a Free Trade Agreement in July 1975 which confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the "EFTA," established a free-trade agreement with the European Union, which includes redefinement of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

HISTORY AND DEVELOPMENT OF THE COMPANY

         The Company was incorporated in 1985 pursuant to the laws of Israel under the name Galaxy Graphics Ltd. and the name was changed to TAT Technologies Ltd. in May 1992. The Company was formed to develop the computerized systems business of TAT Aero Equipment Industries, Ltd., an affiliate and majority shareholder of the Company, which in August 1994 changed its name to TAT Industries, Ltd. The Company's registered office is located at P.O. Box 80, Gedera, Israel 70750 and our telephone number is 972-8-859-5411.

         For a discussion of our capital expenditures and divestitures, shareholders should review "Item 5. Operating and Financial Review and Prospects."

ORGANIZATIONAL STRUCTURE

         The Company is approximately 67% owned by TAT Industries, Ltd., an Israeli corporation. The Company's wholly-owned subsidiary, Limco-Airepair International, Inc. ("Airepair), is located in Tulsa, Oklahoma.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH ITEM 3 -"SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE " FORWARD-LOOKING STATEMENTS."

OPERATING RESULTS

CERTAIN CRITICAL ACCOUNTING POLICIES

         Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. For additional information regarding our significant accounting principles see Note 2 to TAT's consolidated financial statements included as a part of this annual report on Form 20-F. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are both most important to the portrayal of our financial condition and results of operations and require our management's most difficult, subjective and complex judgments and estimates. Actual results could differ from those estimates.

         TAT's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.


         In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. TAT's management has reviewed these critical accounting policies and related disclosures with the Audit Committee.

         TAT's management believes the significant accounting policies which affect management's more significant judgments and estimates used in the preparation of TAT's consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the TAT's reported financial results include Revenue Recognition, and Inventory valuation.

REVENUE RECOGNITION

We derive our revenue primarily from two sources: product revenues and service revenues. Revenue related to sales of our products is generally recognized when persuasive evidence of an agreement exists; the product has been delivered and title and risk of loss have passed to the buyer; the sales price is fixed and determinable, no further obligations exist, and collectibility is probable.

INVENTORY VALUATION

         At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes analyses of sales levels by product line and projections of future demand. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

OVERVIEW

         The Company's revenues and cost of revenues may vary significantly from year to year due to fluctuations in the mix of products ordered by customers and in the timing of orders and deliveries. As a result, comparisons of one period to another in any given year are not necessarily an accurate indication of future trends.

         Sales to the United States and Israeli governments accounted for approximately 17.3% and 3.2%, respectively, of the Company's revenues for 2002 and for approximately 15.3% and 3.3%, respectively, of the Company's revenues for 2003. See " Item 1-Business-Major Customers." While a substantial portion of the Company's revenues is derived from the sale of products for the non-military market in the United States, Israel and abroad, management of the Company believes that the success and development of its business will continue to depend in part upon its ability to participate in the defense programs of the United States, Israel and other governments. While certain of such defense programs have been reduced or terminated as a result of current political conditions and budgetary constraints, it is not possible to determine the extent to which such reductions have affected the Company's revenues. There can be no assurance that any of these governments will continue to commit the current level of resources to such programs, that the Company will be able to continue to participate in such programs, or that changes thereto will not materially affect the financial condition of the Company. As a result, the Company's historical results of operation and financial position are not necessarily indicative of any future operating results or financial position.

         The Company maintains its accounts and presents its financial statements in U.S. Dollars, the primary currency of the Company's operations. Transactions and balances denominated in currencies other than the U.S. Dollar have been presented in U.S. Dollars based on representative rates of exchange of such currencies.

      YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002


         REVENUES. Revenues in 2003 amounted to approximately $30,680 thousand compared to approximately $26,280 thousand in 2002. The increase in revenues from 2003 compared to 2002, mainly due to signing new agreements with aircraft manufacturers and airline companies.

         COST OF REVENUES. Cost of revenues increased to approximately $19,400 thousand in 2003 from approximately $17,100 thousand in 2002. This increase is a direct result of the Company's increase in revenues.

         COST OF RESEARCH AND DEVELOPMENT. Cost of research and development was $100 thousand in December 31, 2003 compared to $200 thousand in December 31, 2002.

         SELLING GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses in 2003 amounted to approximately $6,130 thousand compared to approximately $5.07 million in 2002. - The increase in the expenses reflects the increase of sales. The company kept approximately the same ratio of administration expenses against revenue.

         OPERATING INCOME. Operating income in 2003 increased approximately 31% to $5,000 thousand compared to approximately $3,800 thousand in 2002, as a direct result of an increase in sales.

         FINANCIAL EXPENSES. The financial income (expenses) were $(25) thousand in 2003 compared to expenses of approximately $99 thousand in 2002, as a result of the devaluation of the Israeli shekel against the U.S. dollar.

         OTHER INCOME (LOSS). Other income (loss) of $24 thousand in 2003 compared to gain of $8 thousand in 2002.

         Income taxes. Pursuant to the depletion of tax credits accumulated by the company in former years, the total income tax expenses by the company and its subsidiary for 2003 amounts to $1,225 thousand compared to $367 thousand in 2002.

         NET INCOME. Based on the foregoing, in 2003, the Company had a net income of approximately $3,834 thousand compared to a net of approximately $3,589 thousand in 2002.

LIQUIDITY AND CAPITAL RESOURCES


         At December 31, 2003, the Company had working capital of approximately $22.000 thousand. TAT finance itself from the equity capital.

         In the year ended December 31, 2003, the Company provided approximately $3,585 thousand in cash to cover operating activities compared to approximately $4,823 thousand in 2002. In the years ended December 31, 2003 and 2002, the Company provided (used) approximately (2,287 thousand) and approximately $(973 thousand) respectively, in its investing activities. The cash used in operating and investing activities in 2003 and 2002 was funded by proceeds from cash generated from operating activities.

         Current liabilities increased to approximately $6,914 thousand at December 31, 2003 from approximately $6,537 thousand at December 31, 2002.

         As of July 1, 1992, the Company acquired Airepair for an aggregate consideration of $2,900 thousand, consisting of a $500 thousand cash payment and a promissory note payable to the former shareholder of Airepair in the amount of $1, 400 thousand, payable in monthly installments of $11,667 each, which amount includes interest. In connection with the acquisition, the Company entered into a consulting agreement with the former shareholder of Airepair requiring an aggregate payment of $1,000 thousand, payable in monthly installments of $8,333 over a 10 year period. Such payments are reflected in the Consolidated Financial Statements at present value calculated annual interest rate of 9%. This agreement expired in July 2002.

         Management believes that anticipated cash flow from operations and its current cash balances will be sufficient to meet the Company's cash requirements through at least December 31, 2004. The Company's continued operations thereafter will depend upon cash flow from operations and the availability of equity or debt financing.

      YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

         REVENUES. Revenues in 2002 amounted to approximately $26,280 thousand compared to approximately $25,050 thousand in 2001. The increase in revenues from 2002 compared to 2001, is attributable to the recognition in revenues from the sale of know-how to Liebherr and an increase in revenues from the Company's U.S. subsidiary.

         COST OF REVENUES. Cost of revenues increased to approximately $17,200 thousand in 2002 from approximately $16,900 thousand in 2001. This increase is a direct result of the Company's increase in revenues.

         COST OF RESEARCH AND DEVELOPMENT. Cost of research and development was $200 thousand in December 31, 2002 compared to $300 thousand in December 31, 2001.

         SELLING GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses in 2002 amounted to approximately $5,070 thousand compared to approximately $5,060 thousand in 2001.

         OPERATING INCOME. Operating income in 2002 increased approximately 37% to $3,800 thousand compared to approximately $2,800 thousand in 2001, as a direct result of an increase in sales.

         FINANCIAL EXPENSES. The financial income (expenses) were $99 thousand in 2002 compared to expenses of approximately $(78) thousand in 2001, as a result of the devaluation of the Israeli shekel against the U.S. dollar.

         OTHER INCOME (LOSS). Other income (loss) of $8 thousand in 2002 compared to gain of $(1) thousand in 2001.

         NET INCOME. Based on the foregoing, in 2002, the Company had a net income of approximately $3,589 thousand compared to a net of approximately $2,658 thousand in 2001.


Off-balance Sheet Arrangements

There is no obligation which does not appear in the final statement.

Tabular disclosure of contractual obligations

Not applicable.

IMPACT OF INFLATION, DEVALUATION AND FLUCTUATION OF CURRENCIES ON RESULTS OF OPERATION, LIABILITIES AND ASSETS

         For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. Dollar and other currencies. Since the institution of the Israeli Economic Program in 1985, the rate of inflation, while continuing upward, has been significantly reduced and the rate of devaluation has been substantially diminished. During the calendar years of 1990 through 1994, the annual rates of inflation were approximately 18%, 18%, 9%, 11% and 14.5%, respectively. During 1989 and 1990 the U.S. Dollar declined in value relative to major world currencies. Because government policies in Israel linked exchange rates to a weighted basket of foreign currencies of Israel's major trading partners, the exchange rate between the NIS and the U.S. Dollar remained relatively stable during this period. However, during 2001, 2002 and 2003 Israel effected devaluations of the NIS against the U.S. Dollar of 9.3%, 7.3% and (7.6)%, respectively.

         During each of the three years in the period ended December 31, 1991 and during the two years ended December 31, 1994, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. Dollar, but in 1992, the rate of devaluation of the NIS against the U.S. Dollar exceeded the rate of inflation in Israel.

         The U.S. Dollar cost of the Company's operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by a devaluation of the NIS in relation to the U.S. Dollar. Inflation in Israel will have a negative effect on the profitability to the Company of contracts under which the Company is to receive payment in U.S. Dollars or other foreign currencies, unless such inflation is offset by a devaluation of the NIS.

         A devaluation of the NIS in relation to the U.S. Dollar will have the effect of decreasing the U.S. Dollar value of any assets of the Company denominated in NIS or receivables payable in NIS (unless linked to the U.S. Dollar). Such a devaluation would also have the effect of reducing the U.S. Dollar amount of any liabilities of the Company which are payable in NIS (unless linked to the U.S. Dollar). Thus, for example, by refinancing outstanding U.S. Dollar-linked borrowings with NIS borrowings unlinked to either the U.S. Dollar or the Consumer Price Index ("CPI"), the Company was able to reduce financing expenses when the NIS was devalued in 1992. Conversely, any increase in the value of the NIS in relation to the U.S. Dollar would have the effect of increasing the U.S. Dollar value of any unlinked NIS assets of the Company and the U.S. Dollar amount of any unlinked NIS liabilities of the Company.

         Because exchange rates between the NIS and the U.S. Dollar fluctuate continuously (albeit with a declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations have an impact on the Company's profitability and period-to-period comparisons of the Company's results. For the years ended December 31, 1999, 2000, 2001 2002 and 2003, such impact did not have a material effect on the Company's operations. The caption "Financial expenses - net" in the Company's financial statements includes the impact of these factors.

         The following table sets forth for the periods indicated certain information with respect to the rate of inflation in Israel, as measured by the CPI, the devaluation of Israeli currency in relation to the U.S. Dollar, the annual inflation rate adjusted for devaluation and the rate of inflation in the United States:


                ISRAELI                                                           ANNUAL
                CONSUMER                      CLOSING                      INFLATION RATE      U.S.
 YEAR ENDED      PRICE           ANNUAL       EXCHANGE        ANNUAL        ADJUSTED FOR     INFLATION
DECEMBER 31     INDEX(1)      INFLATION(2)    RATE(3)     DEVALUATION(4)   DEVALUATION(5)     RATE(6)
-----------     --------      ------------    -------     --------------   --------------     -------

    1995         19,703,393         8.1         3.135           3.9               4.0            2.5
    1996         21,789,455        10.6         3.251           3.7               6.8            3.3
    1997         23,312,127         7.0         3.536           8.8              (1.6)           1.7
    1998         25,322,057         8.6         4.160          17.6              (8.3)           1.6
    1999         25,662,314         1.3         4.153         (0.17)              1.4            2.7
    2000         25,758,608         0.4         4.041          (2.7)              3.1            3.4
    2001         26,023,994         1.0         4.416           9.3              (8.2)           1.6
    2002         27,714,529         6.5         4.737           7.3              (0.8)           2.4
    2003         27,191,795        (1.9)        4.379          (7.6)              5.7            1.9

----------------------------

(1) For purposes of this table, the CPI figures use average 1951=100. These figures are based on reports of the Israel Central Statistics Bureau.

(2) "Annual Inflation" is the percentage change in the CPI between December of the year indicated and December of the preceding year.

(3) "Closing Exchange Rate" is the rate of exchange between Israeli currency and the U.S. Dollar at December 31 of the year indicated as reported by the Bank of Israel.

(4) "Annual Devaluation" is the percentage increase in the value of the U.S. Dollar in relation to Israeli currency during the year indicated.

(5) "Annual Inflation Adjusted for Devaluation" is obtained by dividing the December CPI (Column 1) by the closing exchange rate (Column 3), thus first obtaining a U.S. Dollar adjusted CPI, and then calculating the yearly percentage changes in this adjusted index.

(6) "U.S. Inflation Rate" is obtained by calculating the change in the U.S. CPI for All Urban Consumers, as published by the Bureau of Labor Statistics of the U.S. Department of Labor.



RESEARCH AND DEVELOPMENT

         As of June 15, 2004, the Company employed a research and development staff of one person. The Company continually utilizes its engineering and manufacturing capabilities in the design and development of new products and services and cost effective management techniques.

TREND INFORMATION

         There are no significant recent trends that are material to production, sales and inventory, the state of the order book and costs and selling prices since the latest fiscal year.

         The following table presents, for the periods indicated, information concerning the Company's results of operations

                                                Year ended December 31


                                                     In thousands

                                             2003                2002               2001
Revenues
                                        $
Products                                   19,255              15,936             15,228
Services and other                         11,427              10,344              9,823
                                           ------              ------              -----
                                           30,682              26,280             25,051
                                           ------              ------             ------
Cost of revenues                           19,372              17,158             16,924
                                           ------              ------             ------
Gross profit                               11,310               9,122              8,127
                                           ------               -----              -----
Research and development costs, net           120                 204                257
Sales and marketing expenses                2,654               2,075              1,823
General and administrative expenses         3,476               2,994              3,235
                                            -----               -----              -----
                                            6,250               5,273              5,315
                                            -----               -----              -----

Operative income                            5,060               3,849              2,812
Financial income (expenses)                  (86)                  99               (78)
Other income (expenses), net                   85                   8                (1)
                                               --                   -                ---
Income before income taxes                  5,059               3,956              2,658
Income taxes                                1,225                 367                 75
                                            -----                 ---                 --
Net income                                $ 3,834             $ 3,589            $ 2,658
                                          =======            ========            =======

The following table presents, for the periods indicated, information concerning the Company's results of operations as a percentage of the Company's revenues:

                                       2003             2002             2001
Revenues                                  %                %                %
Products                                 63               61               61
Services                                 37               39               39
                                         --               --               --
                                        100              100              100
                                        ---              ---              ---
Cost of revenues                         63               65               68
                                         --               --               --
Gross profit                             37               35               32
                                         --               --               --
Research and development costs, net       0                1                1
Sales and marketing expenses              9                8                7
General and administrative expenses      11               11               13
                                         --               --               --
                                         20               20               21
                                         --               --               --

Operative income                         17               15               11
Financial income (expenses)               1                0                0
Other income                              0                0
                                          -                -
Income before income taxes               16               15               11
Income taxes                              4                1                0
                                          -                -                -
Net income                               12               14               11
                                         ==               ==               ==



  Disclosure of Contractual Obligations


         Most of the purchasing in the USA are made by Gal-Tech Inc. which is controlled by certain shareholders of the Company. (see item 7)

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

         The directors, officers and key employees of the Company are as follows:

NAME                          AGE           POSITION WITH THE COMPANY

Shlomo Ostersetzer            76            Chief Executive Officer and Chairman
                                              of the Board of Directors
Dov Zeelim                    63            President, Vice Chairman of the
                                              Board of Directors
Israel Ofen                   55            Executive V.P., Chief Financial
                                              Officer and Director
Shraga Katz                   59            Vice President Operations
Avi Kahana                    60            Secretary
Moshe Tachnai                 62            Director
Jacob Danan                   63            Chief Engineer and Vice President of
                                              Marketing
Shaul Menachem                57            President - Limco-Airepair
Eran Frenkel (1)              37            V.P.  Business Development -
                                              Limco-Airepair
Yossi Rosenberg (2)           39            Vice-President Economics
Dr. Meir Dvir                 73            Director
Yaacov Fish                   57            Director
Yael Rosenberg (3)            35            Director
Lior Zeelim  (4)              35            Director
Michael Shevi                 68            Director
Rami Daniel                   38            Director

         Each Director of the Company is elected to serve until the next annual general meeting of shareholders and until his successor has been elected. Officers serve at the discretion of the Board of Directors.

         SHLOMO OSTERSETZER has served as Chairman of the Board of Directors of the Company since April 1985. Mr. Ostersetzer has also served as Chief Executive Officer of the Company since 1990. Mr. Ostersetzer was one of the founders of TAT Industries and has served as Chairman of the Board of Directors of TAT Industries since 1970. See "Item 13 - Interest of Management Certain Transaction." Prior to serving as TAT Industries' Chairman, Mr. Ostersetzer served as the President and Managing Director of TAT Industries. Mr. Ostersetzer has served with TAT Industries since 1968.

         DOV ZEELIM has been the President of the Company since January 2000 and has served as Vice Chairman of the Board of Directors of the Company since April 1985 and has served as Managing Director of TAT Industries since 1983. Prior to this position, Mr. Zeelim served as Executive Vice President and as Vice Chairman of TAT Industries. Mr. Zeelim has served with TAT Industries since 1969. Mr. Zeelim is licensed as a C.P.A. in Israel.

         ISRAEL OFEN has served as Executive Vice President and Chief Financial Officer of the Company since August 1993, as Managing Director since March 1991 and has held other managerial positions with the Company since April 1985. In addition, Mr. Ofen served as Vice President, Finance of TAT Industries from 1983 through August 31, 1993 and President since January 2000. Mr. Ofen is licensed as a C.P.A. in Israel.

         SHRAGA KATZ has served as V.P. Operations of the Company since March 1998. From August 1995 to March 1998 he served as General Manger of Limco. From 1986 to 1995, he served as manager of the Israeli heat exchanger operations division of TAT Industries and has served as manager of the heat exchange operations for the Company since 1991. Mr. Katz is a retired lieutenant colonel of the Israeli Air Force in which he served for 20 years.

         AVI KAHANA has served as Secretary of the Company since January 1, 1998. During the past five years Mr. Kahana has been the Manager of Import and Export, and he has worked for TAT Industries and its subsidiaries since 1984.

         MOSHE TACHNAI has been a Director of the Company since 1985 and previously served as Senior Vice President, Operations of the Company from April 1985 to May 1988. Prior thereto, Mr. Tachnai served in various capacities with TAT Industries since 1968. Presently, Mr. Tachnai is a Manager with Memtech Ltd., a company engaged in electronics and computer systems and a director of Novo Media Ltd., a company engaged in printing.


         JACOB DANAN is Chief Engineer of the Company, and, as of January 1, 1998, was appointed Vice President of Marketing. Mr. Danan has been with the company since 1980. He is an aeronautical engineer, and received his degree from the Technion in Haifa.


         SHAUL MENACHEM has served as the President of Limco-Airepair (wholly owned subsidiary) since February 1998. Mr. Menachem received his MSc. in Engineering Management from Bridgeport University of Connecticut.

         (1) ERAN FRENKEL has served as Vice President Business Development of Limco-Airepair since June 2003. Mr. Frenkel is the son in law of Dov Zeelim. Mr. Frenkel received his Masters in Business Administration from Pace University in New-York.

         (2) YOSSI ROSENBERG has served as Vice President of Economics of the company and Director of TAT Industries Ltd. since June 2003. Mr. Rosenberg is the son in law of Shlomo Ostersetzer.

         DR. MEIR DVIR has served as a Director of the Company since December 1994. Mr. Dvir has served as deputy General Manager of Business Research and Development of the Israeli Aircraft Industries since 1985. He is also a director of Elta, Komodur Aviation and DTS.

         YAACOV FISH has served as a Director of the Company since January 1994. From 1992 to 1997 Mr. Fish served as Managing Director of Magen Central Pension Fund Ltd. Mr. Fish served as a financial advisor to Shalev Transportation Cooperative Ltd. from 1990 to 1994. Mr. Fish served as general comptroller of Egged Ltd. from 1977 to 1990.


         (3) YAEL ROSENBERG has served as a Director of the Company since December 1999 and has served as a director of TAT Industries since November 1996. Mrs. Rosenberg is the daughter of Shlomo Ostersetzer, who is Chairman of the Board of the Company and TAT Industries. Mrs. Rosenberg received her B.A. in law at the Administration and Management College in Tel Aviv.

         (4) LIOR ZEELIM has served as a Director of the Company since December 1999. Mr. Zeelim is the son of Dov Zeelim, Vice Chairman of the Board of the Company and TAT Industries and President of TAT Industries. He is a registered representative who trades in the stock market for his own account.

         MICHAEL SHEVI has served as Director of the Company since May 2004. Mr. Shevi has served as Managing Director of Cham Foods since 1973. Currently, Mr. Shevi is a director in Cham Foods (Israel) Ltd. Mr. Shevi is licensed as a C.P.A in Israel. His appointment started from June 10, 2004.


         Rami Daniel has served as Director of the Company since May 2004. Mr. Daniel has served as V.P. of Finance of Ganden Real Estate since 2001. Mr. Daniel is licensed as a C.P.A in Israel and received his B.S.C. in Israel in 1997. His appointment started from June 10, 2004.

COMPENSATION


         During 2003, the Company paid its officers and directors compensation in the aggregate amount of $2,053,088. The foregoing includes amounts set aside for or accrued to provide pension, retirement or similar benefits but does not include amounts expended by the Company for automobiles made available to its officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other benefits commonly reimbursed and paid for by companies in Israel.



      EMPLOYEE'S NAME           SALARIES &         BONUS       TERMINATION         OPTION PLAN           REALIZATION PLAN
                              SOCIAL BENEFITS                    BENEFIT


                                                                                Total     1994 Plan   1995 Plan   1999 Plan
                                                                               Options
Shlomo Ostersetzer (1)           $246,625        $118,707       12 Months      250,000        --       125,000     125,000

                                                                 Advance
                                                                 notice

Dov Zeelim (1)                   $247,637        $118,707       12 Months      350,000      50,000     125,000     175,000

                                                                Advance
                                                                 notice


Israel Ofen (1)                $331,981 (3)       $26,271       12 Months      142,635      10,135      34,500      98,000

                                                                Advance
                                                                notice


Jacob Danan (1)                 $172,748(3)       $47,241       12 Months         --          --          --          --

                                                                Advance
                                                                 notice


Shraga Katz (1)                 $171,854(3)         --          12 Months       10,000        --          --        10,000

                                                                 Advance
                                                                 notice


Shaul Menachem (2)              $240,538(3)       $60,000       12 Months         --          --          --          --

                                                                 Advance
                                                                 notice

Eran Frenkel                     90,000--           --          6 Months          --          --          --          --
                                                                 Advance
                                                                 notice
Yossi Rozenberg                   $99,336         $3,311        6 Months          --          --          --          --
                                                                 Advance
                                                                 notice

Avi Kahana                        $42,107         $1,325                          --          --          -           --
Moshe Tachnai                     $7,147            --                          7,500       2,500         -         5,000
Meir Dvir                         $7,248            --                          7,500       2,500         -         5,000
Yaakov Fish                       $6,959            --                          7,500       2,500         -         5,000
Yael Rozenberg                    $6,673            --                            --          --          --          --
Lior Zeelim                       $6,673            --                            --          --          --

                                                                                                                      ---
(1) 12 months advance notice for both sides

(2) 12 months advance notice with commitment of 1 year employment in Israel


(3) Including wages received from exercising options and their sale in 2003.


Board Committees

         The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director, subject to the approval of a majority of the Directors, and may cancel such appointment. Any person, whether or not already a director, may act as an alternate, and the same person may act as the alternate for several directors and shall have the corresponding number of votes equivalent to the number of directors who appointed him. The term of appointment of an alternate director may be for a specified period, or until notice is given of the termination of the specified period, or of the appointment. No director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the Board of Directors. In the event of a tie vote, under the Articles of Association of the Company, the Chairman of the Board shall have a second or casting vote.

INDEPENDENT DIRECTORS

         Under an amendment effective July 1987 to the Israeli Companies Ordinance (New Version), 1983, publicly held Israeli companies are required to appoint at least two independent directors (the "Independent Directors") who have been approved by a statutory committee consisting of the Chairman of the Israeli Securities Authority, the Chairman of the Tel Aviv Stock Exchange and a member of the Israeli judiciary who acts as a chairman of the committee (the "Committee"). The Companies Ordinance details certain standards for the independence of these directors. These directors must be residents of Israel and unaffiliated with the Company and its principals. They are entitled to obtain all information relating to the Company's management and assets and to receive assistance, in special cases, from outside experts at the expense of the Company. The law imposes an obligation on these directors to report infringements of law and good business practice as well as improper conduct to the Chairman of the Board of a company and in some cases to the Israeli Securities Authority. Under the Companies Ordinance, any committee of the Board of Directors must include at least one Independent Director. The Companies Ordinance also mandates the appointment of an independent audit committee composed of three or more directors, including all of the Independent Directors. See "- Approval of Certain Transactions under the Companies Ordinance; Audit Committee."

         An Independent Director shall be appointed for five consecutive years and may not be reappointed until two years have passed since the conclusion of his previous term.

         The District Court of Tel Aviv ruled on June 6, 1993 that companies registered under the laws of Israel (like the Company) whose shares have been offered to the public outside Israel, as in the case of the Company, are also obligated to comply with the requirements of this statute. In October 1993, the Israeli Supreme Court issued a stay of execution of the District Court's decision pending the Supreme Court final decision the Company intends to designate and apply to the Committee for the approval of two Independent Directors.

         The Board of Directors of a company which is obliged to nominate Independent Directors must also appoint an internal controller, in accordance with the proposal of the audit committee. The role of the internal controller is to examine, inter alia, whether the company's acts comply with the law, integrity, and orderly business procedure.

APPROVAL OF CERTAIN TRANSACTIONS UNDER THE COMPANY'S ORDINANCE; AUDIT COMMITTEE

         A 1991 amendment to the Israeli Companies Ordinance defines the duties of care and skill and the fiduciary duties of loyalty and good faith owed by directors and officers to a corporation. It is nevertheless premature to determine how these provisions will be interpreted and enforced by the courts.

         As permitted by the Companies Ordinance and the Company's Articles of Association, the Company has agreed to indemnify and insure its directors and senior officers against certain liabilities which they may incur in connection with the performance of their duties. Under the terms of such indemnification provisions, the Company may, to the extent permitted by law, advance funds for legal expenses in connection with such indemnification.

         The Companies Ordinance, as amended, requires that an "Office Holder" disclose to the Company if he or she has a direct or indirect personal interest in transactions to which the Company intends to be a party. An "Office Holder" is defined in the Companies Ordinance as director, managing director, chief business manager, executive vice president, vice president, other manager directly subordinate to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

         The Companies Ordinance requires that certain transactions, actions and arrangements be approved as provided for in a company's Articles of Associations and/or by an audit committee of a company's Board of Directors whose members meet certain Criteria of Independence as defined in the Companies Ordinance (the "Audit Committee") and by the Board of Directors itself. All of the Independent Directors must serve on the Audit Committee. In certain circumstances, shareholders approval is also required. The vote required by the Audit Committee and the Board of Directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

         The Audit Committee of the Board of Directors of the Company is comprised of: Moshe Tachnai, Meir Dvir ,Yaacov Fish, Michael Shevi and Rami Daniel who are independent directors. Approval by the Audit Committee and the Board is required for such matters as: (i) certain transactions to which the Company intends to be a party and in which an Office Holder or certain other parties (including affiliates of the Company or Office Holder) have a direct or indirect personal interest; (ii) actions or arrangements which could otherwise be deemed to constitute a breach of fiduciary duty or the duty of care of an Office Holder to the Company; (iii) arrangements with directors as to the term of their service; (iv) indemnification of Officer Holders; and (v) certain transactions defined in the Companies Ordinance as extraordinary transactions (a transaction which is not in the ordinary course of business or is not at market conditions, or a transaction which is likely to have a material impact on the profitability, property or obligations of the Company). Arrangements with directors regarding their service and, in certain circumstances, the other matters enumerated above, may also require shareholder approval.

         Directors with respect to whom the foregoing matters are brought for the approval of the Board of Directors or the Audit Committee are not entitled to vote thereon, and Office Holders (including directors) with respect to whom such matters are brought for such approval may not be present during discussions of the Board of Directors pertaining thereto.

         The Company has entered into employment contracts with its executive officers in Israel, which generally provide for termination by either party for any reason upon written notice ranging from 90-360 days and has entered into confidentiality agreements with its executive officers and technical personnel.



EMPLOYEES

         As of June 15, 2004, the Company employed a total of 277 persons, of whom 200 are involved in manufacturing and quality control, 48 in administration, sales and marketing and 29 in engineering and research and development.

         Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) are applicable to the Company's Israeli employees by order of the Israeli Ministry of Labor. These provisions concern mainly the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. The Company generally provides its employees with benefits and working conditions beyond the required minimums. Furthermore, under the collective bargaining agreements, the wages of most of the Company's employees are linked to the Consumer Price Index, although the extent of the linkage is limited.

         In addition, Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute which is similar to the United States Social Security Administration. The payments thereto amount to approximately 13% of wages, with the employee contributing approximately 40% and the employer approximately 60%.

         A general practice followed by the Company, although not legally required, is the contribution of monies on behalf of its senior employees to a fund known as "Management Insurance." This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing his right to receive severance pay, if legally entitled, upon termination of employment. The employee contributes an amount equal to approximately 5% of his wages and the employer contributes an additional amount of approximately 13-1/3% - 16% of such wages.

SHARE OWNERSHIP

         The following table sets forth as of June 15, 2004 the number of Ordinary Shares, nominal value NIS 0.90 per share, of the Company (the "Ordinary Shares") owned beneficially by all officers and directors of the Company .

                             Number of Ordinary              Percent of
Name and Address                Shares Owned              Ordinary Shares


TAT Industries(1)              3,113,409                      66.76%
Shlomo Ostersetzer(1)(2)       325,738(3)(4)                   5.94%
Dov Zeelim(1)(2)               360,087(3)(4)                   6.50%
Israel Ofen(2)                 142,635(4)                      2.60%
Dvir Meir (2)                    7,500(4)                      0.13%
Fish Yaakov (2)                  7,500(4)                      0.13%
Tachnai Moshe (2)                7,500(4)                      0.13%

(1) TAT Industries and each of Messrs. Ostersetzer, Zeelim and Ofen has an address at P.O. Box 80, Gedera, Israel 70750.


(2)      On a fully diluted basis.

(3) Such number does not include shares beneficially held by TAT Industries. Mr. Shlomo Ostersetzer, Chairman of the Board of Directors and Chief Executive Officer of the Company, is the Chairman of the Board of TAT Industries and owns approximately 41.59% of the equity rights and the voting rights in TAT Industries as of June 15, 2004. Mr. Dov Zeelim, President and Vice Chairman of the Board of Directors of the Company, is the Vice Chairman of TAT Industries and owns approximately 20.99% of the equity rights and the voting rights in TAT Industries as of May 15, 2004
(4) Includes Ordinary Shares that the following persons have the right to acquire upon the exercise of stock options: Shlomo Ostersetzer, 250,000 Ordinary Shares; Dov Zeelim, 350,000 Ordinary Shares; and Israel Ofen, 142,635 Ordinary Shares.

STOCK OPTION PLANS

(5) In June 1994, the Board of Directors of the Company adopted a share option plan (the "1994 Plan"), pursuant to which 125,000 Ordinary Shares have been reserved for issuance upon the exercise of options granted under the 1994 Plan. All options granted under the 1994 Plan are granted on the condition that the grantee remains employed by the Company for at least five years from the date of grant as an employee, officer or consultant and are granted on a pro rata basis during that period. In June 1994, the Board of Directors approved the granting of options under the 1994 Plan at an exercise price of $4.00 per share as follows: Israel Ofen: 37,500; Dov Zeelim: 50,000; and an aggregate of 37,500 to other directors, employees of the Company and service renderers. In September, 1994 the Company's shareholders approved the 1994 Plan and the granting of the foregoing options. As of the date hereof there were 71,135 options outstanding pursuant to the 1994 Plan.

         In March 1995, the Board of Directors of the Company adopted a share option plan (the "1995 Plan"), and approved by the Company's shareholders in August 1995 pursuant to which 400,000 Ordinary Shares have been reserved for issuance upon the exercise of options granted under the 1995 Plan. In June 1995, the Board of Directors approved the granting of options under the 1995 Plan at an exercise price of $4.50 per share as follows: Shlomo Ostersetzer: 125,000; Dov Zeelim: 125,000; Israel Ofen: 65,000; and an aggregate of 85,000 to other employees and services renderers of the Company. As of the date hereof there were 302,000 options outstanding pursuant to the 1995 Plan.

         In January 1999, the Board of Directors adopted a new share option plan ("1999 Plan") for which 500,000 Ordinary Shares have been reserved and granted at an exercise price of $1.625 per share as follows: Shlomo Ostersetzer:
125,000; Dov Zeelim: 175,000; Israel Ofen: 102,500 and an aggregate of 97,500 to other employees and directors. As of the date hereof there were 425,500 options outstanding pursuant to the 1999 Plan.

         As of date hereof no options were granted to any officers of the Company listed in the executive compensation table above and 130,115 option were exercised by the executive officers listed in the executive compensation table above.

         All options are valid for 10 years.

DIVIDEND POLICY


         IN DECEMBER 2002, THE COMPANY DECLARED A CASH DIVIDEND OF $0.45 PER SHARE (AGGREGATE OF $2,017,582) PAID IN JANUARY 2003. IN ADDITION, IN MAY 2003, THE COMPANY DECLARED A FURTHER CASH DIVIDEND OF $0.25 PER SHARE (AGGREGATE OF $1,120,879) PAYABLE IN JULY 2003. FURTHER DIVIDENDS, IF ANY, WILL BE DETERMINED BY THE BOARD OF DIRECTORS DEPENDING ON CASH FLOW AND PROFITABILITY AND OTHER FACTORS BUSINESS AND LEGAL. THERE CAN BE NO ASSURANCE THAT THERE WILL BE FURTHER DIVIDENDS.


         Nonresidents of Israel who have purchased ordinary shares of the Company will be able to receive dividends and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident freely repatriable in certain non-Israeli currencies (including dollars) at the rate of exchange prevailing at the time of conversion, pursuant to a general permit issued by the Controller of Foreign Currency at the Bank of Israel under the Currency Control Law, 1978, as amended in May 1998, provided that Israeli income tax had been paid on such amounts by the Company.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

         For information concerning the beneficial ownership of our outstanding Ordinary Shares for all shareholders known to the Company to beneficially own or exercise control or direction over more than 5% of our Ordinary Shares, see "Item 6. Share Ownership." None of such shareholders have different voting rights with respect to the Company's affairs.

RELATED PARTY TRANSACTIONS

                  MANAGEMENT AND SERVICES AGREEMENTS

         In February 2000, the Company signed an agreement with TAT Industries, to purchase the business and operations of TAT Industries for the manufacture of aviation accessories and the lease of certain real estate and buildings. Pursuant to the terms of the agreement, all of the employees of TAT Industries were transferred to the Company effective January 1, 2000, without any change in the conditions of their employment. TAT Industries will pay the Company $50,000 per year for administrative and accounting personnel, and secretarial staff who served as employees of TAT Industries that are being transferred to the Company and will continue to provide such services.

         In addition, pursuant to the terms of the February 2000 agreement, the Company and TAT Industries entered into a lease agreement, pursuant to which the Company leased from TAT Industries, effective as of January 1, 2000, the real estate and buildings encompassing an area of approximately 29.5 dunams for a period of 24 years and eleven months. In consideration for the lease agreement, the Company will pay TAT Industries annual rentals of approximately $300,000, with an additional incremental payment of 2% per year, and which rentals are subject to revaluation every fifth year.

                  OTHER TRANSACTIONS


         The Company's Israeli operations employ the services of an agent, Gal Tech Inc. (a company owned by Shlomo Ostersetzer, Dov Zeelim and Israel Ofen, all of them are officers and Directors of the Company) which receives 10% handling fees on all purchases in North America and 3% handling fees on sales to North America [not including sales of heat transfer products] (with a limitation that these amounts won't exceed 5% handling fees on purchases plus 5% handling fees on sales). In the years ended December 31, 2002 and 2003, the Company paid approximately $503,000 and $485,000 to Gal Tech, respectively, in accordance with such agreement. Effective January 1, 2003 Ifat Frenkel (the daughter of Dov Zeelim) became the President of GalTech.


         TAT Industries granted the Company an option to purchase the EFACS technology and all of the rights related thereto for an aggregate consideration which includes a 17% royalty on the first $10 million in revenues received by the Company from sales of products (including licensing fees) utilizing the EFACS technology, a 7% royalty on all such revenues in excess of $10 million, and the payment of all royalties due to the office of the Chief Scientist. The Company exercised this option in January 1994. TAT Industries has a right of first refusal on the manufacture of parts for products utilizing the EFACS technology. In the event that the Company sells any of the EFACS technology, TAT Industries would receive 25% of all amounts received by the Company in connection therewith.

OTHER MATTERS

         Mr. Shlomo Ostersetzer serves as the Chairman of the Board of TAT Industries. Mr. Dov Zeelim serves as Vice Chairman of TAT Industries. Messrs. Zeelim and Ostersetzer are both controlling shareholders of TAT Industries, which is the controlling shareholder of the Company.

         Mr. Israel Ofen also serves as President of TAT Industries.

CERTAIN CONSULTANTS TO THE COMPANY


         In connection with the acquisition of Airepair, the Company entered into a consulting and non-compete agreement with the former shareholder of Airepair. The agreement, which expired in July 2002, provides that such shareholder shall receive $500 for each day worked at the request of the Company, in addition to monthly payments of $8,333, or an aggregate of $1.0 million over the term of such agreement. The agreement may be terminated only upon full payment of the $1.0 million to the former shareholder or his heirs.


Item 8.  Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         See the Index to Consolidated Financial Statements accompanying this report on Page F-1

LEGAL PROCEEDINGS

         The Company is not engaged in any legal proceedings, and is not aware of any pending or threatened litigation, which, in management's view, would have a material adverse effect on the Company's results of operations or financial condition. See "Note 11(g) to the Company's Consolidated Financial Statements."

SIGNIFICANT CHANGES

         None.

ITEM 9.  THE OFFER AND LISTING

NATURE OF TRADING MARKET

         The following table sets forth for the fiscal periods indicated the closing high and low sales prices of the Ordinary Shares in the NASDAQ SmallCap Market.

         The Ordinary Shares were quoted on Nasdaq under the symbol "TATTF" and began trading on the Nasdaq National Market on November 11, 1993 under the same symbol. There is currently no trading market for the Ordinary Shares outside the United States.



                                                     Ordinary Shares
                                           --------------- --- -----------------
                                               High                   Low

Fiscal Year Ended December 31, 1998             4.25                   0.75
Fiscal Year Ended December 31, 1999             3.625                  1.00
Fiscal Year Ended December 31, 2000             7.5                    2.563
Fiscal Year Ended December 31, 2001             3.25                   1.70
Fiscal Year Ended December 31, 2002             3.63                   1.71
Fiscal Year Ended December 31, 2003             7.5                    2.22


                                                     Ordinary Shares
                                           --------------- ---- ----------------
Calendar Period                                High                    Low
Fiscal Year Ended December 31, 2000
First Quarter                                   7.5                     3.344
Second Quarter                                  5.875                   3.5
Third Quarter                                   5.594                   3.813
Fourth Quarter                                  4.875                   2.563

Fiscal Year Ended December 31, 2001
First Quarter                                   3.250                   2.375
Second Quarter                                  3.250                   2.71
Third Quarter                                   2.94                    1.70
Fourth Quarter                                   2.08                   1.70

Fiscal Year Ended December 31, 2002
First Quarter                                    3.05                   2.15
Second Quarter                                   2.75                   1.91
Third Quarter                                    2.49                   2.01
Fourth Quarter                                   3.63                   1.71

Fiscal Year Ended December 31, 2003
First Quarter                                    3.60                   2.22
Second Quarter                                   6.40                   3.16
Third Quarter                                    6.59                   5.37
Fourth Quarter                                   7.50                   6.00

Fiscal Year Ended December 31, 2004

First Quarter                                    9.51                   7.20
Second Quarter (through June 15 2004)            9.15                   8.15


                                                      Ordinary shares
                                               High                   Low

January 2004                                   9.51                     7.15
February 2004                                  9.43                     7.78
March 2004                                     9.21                     7.76
April 2004                                     9.15                     8.59
May 2004                                       9.03                     8.21
June 15, 2004                                  8.64                     8.15

         As of June 15, 2004, there were 66holders of record of the Company's 4,673,393outstanding Ordinary Shares. There is currently no trading market for the Ordinary Shares outside the United States.

         The closing sales price for the Ordinary Shares on May 17, 2003 was $6.16.

ITEM 10.  ADDITIONAL INFORMATION

BY-LAWS AND ARTICLES OF INCORPORATION

         Neither the Memorandum of Association or Articles of the Company nor the laws of the State of Israel restrict in any way the ownership or voting or ordinary shares by nonresidents of Israel, except with respect to citizens of countries which are in a state of war with Israel.

EXCHANGE CONTROLS

         Nonresidents of Israel who purchase any of the Ordinary Shares outside of Israel will be able to receive dividends, if such be declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, which will be freely repatriable in non-Israeli currencies (including U.S. Dollars), provided that Israeli income tax has been paid on such amounts by the holders of such Ordinary Shares.

         Prior to May 16, 1998, certain transactions outside of Israel by the Company required specific approval from the Controller. Since that date, the aforementioned restrictions have ceased to apply, and there are now virtually no currency control restrictions in Israel.

LIMITATIONS AFFECTING SECURITY HOLDERS

         There are no restrictions on the rights of nonresident or foreign shareholders to hold or vote the Ordinary Shares.

  TAXATION

         The following is a summary of the current tax laws of the State of Israel as they relate to the Company and its shareholders. In addition, the following also includes a discussion of certain Israeli government programs benefiting various Israeli businesses including the Company. To the extent that the discussion is based on legislation which has not yet been the subject of judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice, and does not cover all possible tax considerations.

TAX REFORM

         ON JANUARY 1, 2003, THE LAW FOR AMENDMENT OF THE INCOME TAX ORDINANCE (AMENDMENT NO. 132), 5762-2002, KNOWN AS THE TAX REFORM, CAME INTO EFFECT, FOLLOWING ITS ENACTMENT BY THE ISRAELI PARLIAMENT ON JULY 24, 2002. ON DECEMBER 17, 2002, THE ISRAELI PARLIAMENT APPROVED A NUMBER OF AMENDMENTS TO THE TAX REFORM, WHICH CAME INTO EFFECT ON JANUARY 1, 2003.

         THE TAX REFORM, AIMED AT BROADENING THE CATEGORIES OF TAXABLE INCOME AND REDUCING THE TAX RATES IMPOSED ON EMPLOYMENT INCOME, INTRODUCED THE FOLLOWING, AMONG OTHER THINGS:

     [ ] Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

     [ ] Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

     [ ] Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend; and

     [ ] Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). FOR INFORMATION WITH RESPECT TO THE APPLICABILITY OF ISRAELI CAPITAL GAINS TAXES ON THE SALE OF ORDINARY SHARES, SEE "CAPITAL GAINS TAX ON SALES OF OUR ORDINARY SHARES " BELOW:

     [ ] Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

         GENERAL CORPORATE TAX STRUCTURE

         In general, Israeli companies are currently subject to Company Tax at the rate of 36% of taxable income. Commencing in the tax year 1993, the regular rate of company tax to which Israeli companies are subject, decreased by 1% each year, i.e. from 39% in 1993 down to 36% in 1996 and thereafter. However, the effective rate payable by a company which derives income from an "Approved Enterprise" (as further discussed below) may be considerably less. See "Law for the Encouragement of Capital Investments, 1959."

         TAXATION UNDER INFLATIONARY CONDITIONS

         The Income Tax Law (Adjustment for Inflation), 1985 (the "Adjustment for Inflation Law") was designed to neutralize the erosion of capital investments in businesses for Israeli tax purposes and to prevent unintended tax benefits resulting from the deduction of inflationary financial expenses. The law applies a supplementary set of inflationary adjustments to the normal taxable profit computed according to regular historical cost principles.

         The Adjustment for Inflation Law introduced a special tax adjustment for the preservation of equity based on changes in the Consumer Price Index whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where the "equity aggregate," as defined in the Adjustment for Inflation Law, exceeds zero, a tax deduction which takes into account the effect of inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single tax year, with the unused portion permitted to be carried forward on a linked basis with no ceiling). If the "equity aggregate" is below zero, then such excess multiplied by the annual inflation change is added to taxable income.

         In addition, subject to certain limitations, depreciation on fixed assets and losses carried forward are adjusted for inflation based on changes in the Consumer Price Index.

         LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

         The Company currently qualifies as an "Industrial Company" within the definition of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"). According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, at least 90% of the income of which in any tax year (exclusive of capital gains, interest, dividends and income from defense loans) is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined by that law as an enterprise whose major activity in a given tax year is industrial production activity.

         Included among the tax benefits for an Industrial Company are deductions of 12.5% per annum of the purchase price of a good-faith acquisition of a patent or of know-how.

         Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that the Company will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

         LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

         The production facilities of the Company have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"). The Investment Law provides that a capital investment in production facilities (or other eligible facilities) may, after application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, i.e., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

         The principal tax benefits under the Investment Law include: (i) reduced Company Tax rates (25% rather than the prevailing Company Tax rate, or, in a partly approved enterprise known as a "mixed enterprise," a weighted combination of the various applicable rates) for a period of up to seven to 10 years commencing with the year in which the Approved Enterprise first generated taxable income (limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier); (ii) certain government grants, or, at the Company's election to forgo such grants, an alternative package of tax benefits (the "Alternative Package"), in which the Company's undistributed income derived from an Approved Enterprise will be exempt from both Company Tax and Income Tax for a period of between two and 10 years generally (depending on geographic location), and eligibility for other benefits under the Investment Law for the remainder of the benefits period; (iii) reduced tax rates on dividends (15% generally, and under the Alternative Package company tax) resulting in a combined Israeli tax burden on distributed profits totaling 23.5% to 36.25%, if they are derived from income of an Approved Enterprise during the benefits period, if paid during the benefits period or at any time up to twelve years thereafter; and (iv) charging accelerated depreciation in respect of machinery and equipment used by the Approved Enterprise.

         Grants and certain other incentives received by a company in accordance with the Investment Law remain subject to final ratification by the Israel Investment Center, such ratification being conditional upon fulfillment of all terms of the approved program. Failure to comply with all such terms may require the return of such grants and incentives (inclusive of interest as from the date of the grant).

         CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

         Under existing regulations, any gain realized by a shareholder with respect to the Ordinary Shares will be exempt from Israeli Capital Gains Tax as long as the Ordinary Shares are listed on an approved foreign securities market (which term includes the Nasdaq SmallCap over the counter system in the United States) and provided that the Company continues to qualify as an Industrial Company or Industrial Holding Company (generally, a company at least 80% of whose assets are invested in shares or loans of more than three years' maturity to an Industrial Company which is an Israeli resident).

         On the distribution of dividends other than bonus shares (stock dividends), income tax is withheld at source at the rate of 25% (or the lower rate payable with respect to Approved Enterprises - see "Law for the Encouragement of Capital Investments, 1959"), unless a double taxation treaty is in effect between Israel and the shareholder's country which provides for a lower tax rate in Israel on dividends. Residents of the United States generally will have withholding tax in Israel deducted at source. A treaty between Israel and the United States (the "Treaty") relating to relief from double taxation came into effect in 1995. Generally, under the Treaty, the maximum tax on dividends paid to a holder of Ordinary Shares who is a resident of the United States will be 25%. Dividends derived from income of an Israeli Company from an Approved Enterprise will generally be subject to a 15% withholding tax, which rate is further reduced to 12.5% on dividends not derived from an Approved Enterprise which are paid to a U.S. corporation owning 10% or more of an Israeli Company's voting share capital, subject to certain conditions.

         A nonresident of Israel who has had income derived or accrued in Israel from which tax was withheld at source and which constitutes income from sources including dividends is currently exempt from the duty to file an Israeli tax return with respect to such income, provided such income was not derived from a business carried on in Israel by such nonresident, and the nonresident has no other taxable sources of income in Israel.

         LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT, 1984

         Under the Law for the Encouragement of Industrial Research and Development (the "Research Law"), research and development programs approved by the Research Committee of the Chief Scientist (the "Research Committee") are eligible for grants or loans if they meet certain criteria in return for the payment of royalties from the sale of the product developed in accordance with the program. Once a project is approved the Chief Scientist will award grants of up to 66% of the project's expenditures in return for royalties.

         The terms of these grants prohibit the manufacture outside of Israel, or the transfer of the technology developed pursuant to the terms of these grants to any person or entity without the prior consent of the Research Committee. The Research Law also provides that know-how from the research and development which is used to produce the product may not be transferred to third parties without the approval of the Research Committee. Approval of the transfer may be granted only if the recipient abides by all of the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay additional royalties. There can be no assurance that any requested consents would be granted.

         The Company is generally required to pay royalties at the rate of 2%-5% of sales of products developed with such grants, up to a dollar linked amount equal to up to 150% of such grant.

         TAX BENEFITS AND GRANTS FOR RESEARCH AND DEVELOPMENT

         Israeli tax law allows under certain conditions a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the research is approved by the relevant Israeli Government Ministry (determined by the field of research) and the research is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to the Company through Government grants are not deductible according to Israeli Supreme Court decisions.

DOCUMENTS ON DISPLAY

         See page 42 and the Exhibits.

SUBSEQUENT EVENTS.


         On June 15, 2004, the Company entered into a Share Purchase Agreement (the "Agreement") with T.O.P., Limited Partnership (the "Purchaser"), which is wholly-owned by Ta-Tek Ltd., an Israeli private company wholly-owned by FIMI Opportunity Fund ("FIMI"). The Agreement provides for the purchase of 857,143 shares of the Company's stock by the Purchaser in exchange for $6,000,001. The Purchaser has certain demand and piggy-back registration rights with respect to the shares. As part of the transaction, the Company's parent company TAT Industries, Ltd., certain management shareholders of the Company and the Purchaser agreed to enter into a shareholder's agreement, which provides among things that the Purchaser shall have the right to designate three members to serve on the Company's Board of Directors. The Shareholder's agreement also provides for certain standard bring along and tag along rights, as well as a right of first refusal with respect to any shares proposed to be sold by any of the parties. The shareholder's agreement also provides for a lock-up whereby no party may sell more than 150,000 shares prior to June 2006 and a standstill restriction, which provides that the purchaser shall not purchase (in the open market or otherwise) an amount of shares, which would increase the Purchaser's ownership of the Company to about above 35%.

         As part of the transaction, the Purchaser will also receive warrants to purchase an aggregate of 500,000 shares of the Company's common stock at $5.50 per share. The warrants are exercisable for 66 months. In addition, FIMI and the Company entered into a Credit Line Agreement, which provides for a line of credit in an amount of up to $2,000,000. Loans made pursuant to the credit line bear interest at 5% per annum and are repayable on or before December 15, 2009. The Company will pay an annual commitment fee equal to 0.5% of the amount of the credit line. The parties also entered into a management agreement which provides that the Company will engage FIMI to provide certain management services to the Company in exchange for annual payments equal to 3% of the operating profit of the Company exceeding $500,000. for that year; provided however that in no event will the total management fees in any given year exceed $250,000 per annum. The agreements are subject to the approval of the Company's shareholders.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


         The Company does not own and has not issued any market risk sensitive instruments about which disclosure is required to be provided pursuant to this Item.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

         None

ITEM 15.  CONTROLS AND PROCEDURES

The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. Based on the Company's evaluation, the Company's management, including the CEO and CFO, has concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing there can be no assurance that the Company's disclosure controls and procedures will detect or uncover all failures of persons within Check Point to disclose material information otherwise required to be set forth in the Company's reports.

OUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER HAVE CONCLUDED, BASED ON THEIR EVALUATION WITHIN 90 DAYS OF THE FILING DATE OF THIS REPORT, THAT OUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE FOR GATHERING, ANALYZING AND DISCLOSING THE INFORMATION WE ARE REQUIRED TO DISCLOSE IN OUR REPORTS FILED UNDER THE SECURITIES EXCHANGE ACT OF 1934. THERE HAVE BEEN NO SIGNIFICANT CHANGES IN OUR INTERNAL CONTROLS OR IN OTHER FACTORS THAT COULD SIGNIFICANTLY AFFECT THESE CONTROLS SUBSEQUENT TO THE DATE OF THE PREVIOUSLY MENTIONED EVALUATION.

ITEM 16.  [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

THE COMPANY'S BOARD OF DIRECTORS HAS DETERMINED THAT MR. YAAKOV FISH IS AN "AUDIT COMMITTEE FINANCIAL EXPERT".

ITEM 16B. CODE OF ETHICS

STANDARD OF CONDUCT: WE CONDUCT OUR OPERATIONS WITH HONESTY, INTEGRITY AND OPENNESS, AND WITH RESPECT FOR THE HUMAN RIGHTS AND INTERESTS OF OUR EMPLOYEES. WE SHALL SIMILARLY RESPECT THE LEGITIMATE INTERESTS OF THOSE WITH WHOM WE HAVE RELATIONSHIPS.

OBEYING THE LAW: TAT TECHNOLOGIES LTD. COMPANIES AND OUR EMPLOYEES ARE REQUIRED TO COMPLY WITH THE LAWS, RULES AND REGULATIONS OF THE COUNTRIES IN WHICH WE OPERATE.

EMPLOYEES: TAT TECHNOLOGIES LTD. IS COMMITTED TO DIVERSITY IN A WORKING ENVIRONMENT WHERE THERE IS MUTUAL TRUST AND RESPECT AND WHERE EVERYONE FEELS RESPONSIBLE FOR THE PERFORMANCE AND REPUTATION OF OUR COMPANY. WE WILL RECRUIT, EMPLOY AND PROMOTE EMPLOYEES ON THE SOLE BASIS OF THE QUALIFICATIONS AND ABILITIES NEEDED FOR THE WORK TO BE PERFORMED. WE ARE COMMITTED TO SAFE AND HEALTHY WORKING CONDITIONS FOR ALL EMPLOYEES. WE WILL NOT USE ANY FORM OF FORCED, COMPULSORY OR CHILD LABOR. WE ARE COMMITTED TO WORKING WITH EMPLOYEES TO DEVELOP AND ENHANCE EACH INDIVIDUAL'S SKILLS AND CAPABILITIES. WE RESPECT THE DIGNITY OF THE INDIVIDUAL AND THE RIGHT OF EMPLOYEES TO FREEDOM OF ASSOCIATION. WE WILL MAINTAIN GOOD COMMUNICATIONS WITH EMPLOYEES THROUGH COMPANY BASED INFORMATION AND CONSULTATION PROCEDURES.

CONSUMERS: TAT TECHNOLOGIES LTD. IS COMMITTED TO PROVIDING BRANDED PRODUCTS AND SERVICES WHICH CONSISTENTLY OFFER QUALITY, AND WHICH ARE ABSOLUTELY SAFE FOR THEIR INTENDED USE.

SHAREHOLDERS: TAT TECHNOLOGIES LTD. WILL CONDUCT ITS OPERATIONS IN ACCORDANCE WITH INTERNATIONALLY ACCEPTED PRINCIPLES OF GOOD CORPORATE GOVERNANCE. WE WILL PROVIDE TIMELY, REGULAR, FULL, FAIR, ACCURATE, UNDERSTANDABLE AND RELIABLE INFORMATION AND DISCLOSURE IN REPORTS AND OTHER DOCUMENTS FILES WITH OR SUBMITS TO THE COMMISSAR AND OTHER PUBLIC COMMUNICATIONS ON OUR ACTIVITIES, STRUCTURE, FINANCIAL SITUATION AND PERFORMANCE TO ALL SHAREHOLDERS.

BUSINESS PARTNERS: TAT TECHNOLOGIES LTD. IS COMMITTED TO ESTABLISHING MUTUALLY BENEFICIAL RELATIONS WITH OUR SUPPLIERS, CUSTOMERS AND BUSINESS PARTNERS. IN OUR BUSINESS DEALINGS WE EXPECT OUR PARTNERS TO ADHERE TO BUSINESS PRINCIPLES CONSISTENT WITH OUR OWN.

COMMUNITY INVOLVEMENT: TAT TECHNOLOGIES LTD. STRIVES TO BE A TRUSTED CORPORATE CITIZEN AND, AS AN INTEGRAL PART OF SOCIETY, TO FULFILL OUR RESPONSIBILITIES TO THE SOCIETIES AND COMMUNITIES IN WHICH WE OPERATE.

THE ENVIRONMENT: TAT TECHNOLOGIES LTD. IS COMMITTED TO MAKING CONTINUOUS IMPROVEMENTS IN THE MANAGEMENT OF OUR ENVIRONMENTAL IMPACT AND TO THE LONGER TERM GOAL OF DEVELOPING A SUSTAINABLE BUSINESS. TAT TECHNOLOGIES LTD. WILL WORK IN PARTNERSHIP WITH OTHERS TO PROMOTE ENVIRONMENTAL CARE, INCREASE UNDERSTANDING OF ENVIRONMENTAL ISSUES AND DISSEMINATE GOOD PRACTICE.

INNOVATION: IN OUR SCIENTIFIC INNOVATION TO MEET CONSUMER NEEDS WE WILL RESPECT THE CONCERNS OF OUR CONSUMERS AND OF SOCIETY. WE WILL WORK ON THE BASIS OF SOUND SCIENCE, APPLYING RIGOROUS STANDARDS OF PRODUCT SAFETY/

COMPETITION: TAT TECHNOLOGIES LTD. BELIEVES IN VIGOROUS YET FAIR COMPETITION AND SUPPORTS THE DEVELOPMENT OF APPROPRIATE COMPETITIONS LAWS. TAT TECHNOLOGIES LTD. COMPANIES AND EMPLOYEES WILL CONDUCT THEIR OPERATIONS IN ACCORDANCE WITH THE PRINCIPLES OF FAIR COMPETITION AND ALL APPLICABLE REGULATIONS.

BUSINESS INTEGRITY: TAT TECHNOLOGIES LTD. DOES NOT GIVE OR RECEIVE, WHETHER DIRECTLY OR INDIRECTLY, BRIBES OR OTHER IMPROPER ADVANTAGES FOR BUSINESS OR FINANCIAL GAIN. NO EMPLOYEE MAY OFFER, GIVE OR RECEIVE ANY GIFT OR PAYMENT WHICH IS, OR MAY BE CONSTRUED AS BEING, A BRIBE. ANY DEMAND FOR, OR OFFER OF, A BRIBE MUST BE REJECTED IMMEDIATELY AND REPORTED TO MANAGEMENT. TAT TECHNOLOGIES LTD. ACCOUNT, FUND OR ASSET WILL BE ESTABLISHED OR MAINTAINED.

CONFLICTS OF INTERESTS: ALL TAT TECHNOLOGIES LTD. EMPLOYEES ARE EXPECTED TO HONEST AND ETHICAL CONDUCT TO AVOID PERSONAL ACTIVITIES AND FINANCIAL INTERESTS WHICH COULD CONFLICT WITH THEIR RESPONSIBILITIES TO THE COMPANY. TAT TECHNOLOGIES LTD. EMPLOYEES MUST NOT SEEK GAIN FOR THEMSELVES OR OTHERS THROUGH MISUSE OF THEIR POSITIONS.

COMPLIANCE - MONITORING - REPORTING: COMPLIANCE WITH THESE PRINCIPLES IS AN ESSENTIAL ELEMENT IN OUR BUSINESS SUCCESS. THE TAT TECHNOLOGIES LTD. BOARD IS RESPONSIBLE FOR ENSURING THESE PRINCIPLES ARE COMMUNICATED TO, AND UNDERSTOOD AND OBSERVED BY, ALL EMPLOYEES. DAY-TO-DAY RESPONSIBILITY IS DELEGATED TO THE SENIOR MANAGEMENT OF THE REGIONS AND OPERATING COMPANIES. THEY ARE RESPONSIBLE FOR IMPLEMENTING THESE PRINCIPLES, IF NECESSARY THROUGH MORE DETAILED GUIDANCE TAILORED TO LOCAL NEEDS. ASSURANCE OF COMPLIANCE IS GIVEN AND MONITORED EACH YEAR. COMPLIANCE WITH CODE IS SUBJECT TO REVIEW BY THE BOARD SUPPORTED BY THE AUDIT COMMITTEE OF THE BOARD. ANY BREACHES OF THE CODE MUST BE REPORTED DIRECTLY TO THE BOARD. THE BOARD OF TAT TECHNOLOGIES LTD. WILL NOT CRITICIZE MANAGEMENT FOR ANY LOSS OF BUSINESS RESULTING FROM ADHERENCE TO THESE PRINCIPLES AND OTHER MANDATORY POLICIES AND INSTRUCTIONS. THE BOARD OF TAT TECHNOLOGIES LTD. EXPECTS EMPLOYEES TO BRING TO THEIR ATTENTION, OR TO THAT OF SENIOR MANAGEMENT, ANY BREACH OR SUSPECTED BREACH OF THESE PRINCIPLES. PROVISION HAS BEEN MADE FOR EMPLOYEES TO BE ABLE TO REPORT IN CONFIDENCE AND NO EMPLOYEE WILL SUFFER AS A CONSEQUENCE OF DOING SO.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

FEES AND SERVICES

THE TABLE BELOW SUMMARIZES THE AUDIT FEES PAID BY THE COMPANY AND ITS CONSOLIDATED SUBSIDIARIES DURING EACH OF 2002 AND 2003.



                 YEAR ENDED DECEMBER 31, 2002       YEAR ENDED DECEMBER 31, 2003
                  AMOUNT         PERCENTAGE             AMOUNT        PERCENTAGE

                                  (IN THOUSANDS, EXCEPT PERCENTAGE)
AUDIT FEES       $    58           100                    57              66
TAX FEES              --            --                    30              34
TOTAL                 58           100                    87             100




PART III

ITEM 17.  FINANCIAL STATEMENTS

         See the Index to Consolidated Financial Statements accompanying this report on page F-1.

Item 18.  Financial Statements

         Not applicable.

ITEM 19.  EXHIBITS

         The following exhibits are filed as a part of this Report:

3.1      Memorandum of Association of the Company. (1)
3.2      Articles of Association of the Company. (1)
4.1      Form of Representatives' Warrant. (2)
4.2      Specimen Certificate for Ordinary Shares. (1)
10.1     The Company's 1988 Stock Purchase Plan. (2)

10.2     The Company's 1992 Stock Option Plan. (2)
10.3 Capital Stock and Real Estate Purchase Agreement dated July 8, 1992 among James Magee, Airepair International, Inc., the Company and TAT-Industries Equipment Industries Ltd. (English Translation). (1)
10.4 Asset Sale and Purchase Agreement dated as of November 30, 1992 between the Company and Limco Manufacturing Corporation. (1)
10.5 Investment Agreement dated December 30, 1992 among the Company and certain investors. (1)
10.6 Registration Rights Agreement dated December 30, 1992 among the Company and certain investors, as amended by a Letter Agreement dated July 23, 1993. (1)
10.7     Option Agreement for EFACS. (2)
10.8     Agreement dated December 1992 between the Company and Poalim. (2)
10.9 Agreement dated November 1991 between the Company and M. H. Meyerson & Co. Inc. (2)
10.11    Agreement dated November 26, 1992 between the Company and Mulican Ltd.
         (2)
10.12 Agreement dated January 1993 between the Company and Sunrise Financial Group, Inc. (2)
10.13 Agreement dated September 1993 between the Company and Vertical Financial Ltd. (2)
10.14 Agreement dated March 1993 between the Company and The Canis Major Group, Inc. (2)
10.15 Agreement dated December 1992 between the Company and Trade Sources International. (2)
10.16 Agreement dated as of February 3, 1992 between the Company and TAT Industries relating to the acquisition of the heat exchanger operations. (2)
10.17 Agreement dated as of January 1, 1993 between the Company and TVG relating to the transfer of the computerized systems operations. (2)
10.18 Services Agreement, dated January 1992, between the Company and TAT Industries. (2)
10.19    Services Agreement, dated January 1993, between TAT Industries and TVG.
         (1)
10.20 Services Agreement, dated April 23, 1992, between the Company and TAT Industries. (2)
10.21 Management, Services and Mutual Charges Agreement dated September 29, 1993 between TAT Industries and the Company. (2)
10.22    Voting Agreement, dated September 26, 1993. (2)
10.23 Agreement dated as of January 1, 1994 between the Company and I. Rotstein Information Systems Ltd. (English summary translation) (3)
10.24 Asset Purchase Agreement, dated December 12, 1994, between Limco Manufacturing Corporation and Lunn Industries, Inc. (4)
10.25 Capital Stock Purchase Agreement, dated February 24, 1994 among Jamco Inc., F. Dale Sparks, Airepair International Inc. and the Company. (4)
10.26 Agreement dated December 27, 1994 among the Company, Aryt Industries Ltd., G.S.T. Ltd., D.T. Industries Inc. and JP MFG. Corp. (English summary translation).
10.27 Form of subscription agreement (including form of convertible debenture). (5)
10.28 Agreement between TAT Technologies Ltd. and Meir G. Gold, dated March 28, 1999. (6)
10.29 Agreement dated February 10, 2000 between the Company and TAT Industries Ltd. (English summary translation). (7)
*10.30   The Company's 1999 Share Option Plan. (7)

*23.1    Consent of Kost Forer & Gabbay, independent accountants for the
         Company.
*23.2 Consent of Julius Taylor Sartain & Sartain, independent accountants for Limco-Airepair, Inc.
*99.1 Certification of Chief Executive Officer pursuant to the Sarbanes-Oxley Act of 2002
*99.2 Certification of Chief Financial Officer pursuant to the Sarbanes-Oxley Act of 2002
*99.3    Certification of President and Vice Chairman
*99.4    Certification of Secretary

----------------------
(1) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1992.
(2) Incorporated by reference to the Company's Registration Statement, File No. 33-68644
(3) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1993.
(4) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1994.
(5) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1995.
(6) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1998.
(7) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1999.
(8) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000.

*        Filed herewith

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     TAT TECHNOLOGIES LTD.



                                     By: /S/  ISRAEL OFEN
                                        ----------------------------------------
                                          Israel Ofen, Executive Vice President
                                          and Chief Financial Officer


Date:  June 24, 2004

                 CERTIFICATION BY SHLOMO OSTERSETZER PURSUANT TO
                       SECURITIES EXCHANGE ACT RULE 13A-14

I, Shlomo Ostersetzer, certify that:


1. I have reviewed this annual report on Form 20-F of TAT Technologies Ltd.;


2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;


3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;


4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:


a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;



b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of a date within 90 days prior to the filing date of this annual report ; and


c) Disclosed in this annual report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and



5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):


a) All significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and


b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.





Date: June 24, 2004



/S/ SHLOMO OSTERSETZER
----------------------
CHIEF EXECUTIVE OFFICER AND CHAIRMAN

                     CERTIFICATION BY DOV ZEELIM PURSUANT TO
                       SECURITIES EXCHANGE ACT RULE 13A-14

I, Dov Zeelim, certify that: 1. I have reviewed this annual report on Form 20-F of TAT Technologies Ltd.;


2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;


3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;


4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:


a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;


b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of a date within 90 days prior to the filing date of this annual report ; and


c) Disclosed in this annual report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and



5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):


a) All significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and


b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.








Date:  June 24, 2004


/S/ DOV ZEELIM
--------------
PRESIDENT AND VICE CHAIRMAN

                    CERTIFICATION BY ISRAEL OFEN PURSUANT TO

                       SECURITIES EXCHANGE ACT RULE 13A-14

I, Israel Ofen, certify that:


1. I have reviewed this annual report on Form 20-F of TAT Technologies Ltd.;


2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;


3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;


4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:


a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;



b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of a date within 90 days prior to the filing date of this annual report ; and


c) Disclosed in this annual report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and



5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):


a) All significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and


b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.





Date: June 24, 2004


/S/ ISRAEL OFEN
---------------
CHIEF FINANCIAL OFFICER

                     CERTIFICATION BY AVI KAHANA PURSUANT TO

                       SECURITIES EXCHANGE ACT RULE 13A-14

I, Avi Kahana, certify that:


1. I have reviewed this annual report on Form 20-F of TAT Technologies Ltd.;


2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;


3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;


4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:


a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision,to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;



b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of a date within 90 days prior to the filing date of this annual report ; and


c) Disclosed in this annual report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and



5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):


a) All significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and


b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.





Date: June __, 2004


/S/ AVI KAHANA
----------------
SECRETARY

EXHIBIT INDEX
                                                                    Sequentially
                                                                      NUMBERED
EXHIBIT NO.                  DESCRIPTION                               PAGES
-----------                  -----------                            ------------
*99.1 Certification of Chief Executive Officer pursuant to the Sarbanes-Oxley Act of 2002
*99.2 Certification of Chief Financial Officer pursuant to the Sarbanes-Oxley Act of 2002


*        Filed herein.
----------------------------

                    TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2003


                                 IN U.S. DOLLARS




                                      INDEX


                                                                      PAGE

                                                                 --------------


 REPORT OF INDEPENDENT AUDITORS                                       F-2

 CONSOLIDATED BALANCE SHEETS                                       F-3 - F-4

 CONSOLIDATED STATEMENTS OF INCOME                                    F-5

 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                        F-6

 CONSOLIDATED STATEMENTS OF CASH FLOWS                             F-7 - F-8

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                        F-9 - F-31




                              - - - - - - - - - - -










xxxxxxxxx

[GRAPHIC OMITTED]
ERNST & YOUNG LOGO
                | | KOST FORER GABBAY & KASIERER        | | Phone: 972-3-6232525
                    3 Aminadav St.                          Fax:   972-3-5622555
                    Tel-Aviv 67067, Israel






                         REPORT OF INDEPENDENT AUDITORS

                  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

                    TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY


       We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. ("the Company") and its subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Limco-Airepair Inc., a wholly-owned U.S. subsidiary, which statements reflect to the assets constituting 36% in 2003 and 33% in 2002 and to the revenues constituting 30% in 2003, 40% in 2002 and 39% in 2001 of the related consolidated totals. Those statements were audited by other auditors whose report been furnished to us, and our opinion, insofar as it relates to amounts included for Limco-Airepair Inc., is based solely on the report of the other auditors.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with u.s generally accepted accounting principles.

       As discussed in Note 2(1) to the consolidated financial statements, on January 1, 2002, the Company changed its method of accounting for goodwill to conform with FASB Statement No. 142.



Tel-Aviv, Israel                                   KOST FORER GABBAY & KASIERER
March 22, 2004                                  A Member of Ernst & Young Global
(Except at Note 17 which
the date is June 1, 2004)



                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

U.S. DOLLARS IN THOUSANDS


                                                                  DECEMBER 31,
                                                              ------------------
                                                                2003       2002
                                                              -------    -------
     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                  $ 5,067    $ 6,158
   Restricted short-term bank deposit
     (Note 12c)                                                   396        440
   Marketable securities (Note 3)                               2,840      1,792
   Trade receivables (net of allowance
     for doubtful accounts of $ 167 and $ 143
     as of December 31, 2003 and 2002, respectively)            6,329      4,928
   Other receivables and prepaid expenses                       1,084        836
   Inventories (Note 4)                                        13,349     12,068
                                                              -------    -------

 TOTAL current assets                                          29,065     26,222

                                                              -------    -------

 LONG-TERM INVESTMENTS:
   Severance pay fund                                           3,077      2,462
   Long-term marketable securities (Note 3)                       491        479
                                                              -------    -------

 TOTAL long-term investments                                    3,568      2,941
                                                              -------    -------

 PROPERTY, PLANT AND EQUIPMENT, NET (Note 5)                    5,961      5,510
                                                              -------    -------

INTANGIBLE ASSETS, NET

   Goodwill, net (Note 6)                                         599        599
   Other intangible assets, net                                    13         46
                                                              -------    -------

                                                                  612        645
                                                              -------    -------

 TOTAL assets                                                 $39,206    $35,318
                                                              =======    =======




The accompanying notes are an integral part of the consolidated financial statements.


                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


                                                                 DECEMBER 31,
                                                           ---------------------
                                                             2003        2002
                                                           --------   ----------
     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit                                  $    290    $   --
   Current maturities of long-term loans (Note 9)               249         249
   Trade payables                                             1,922       1,417
   TAT (the parent company) - current account (Note 8)          656          32
   Other payables and accrued expenses (Note 7)               3,797       2,821
   Declared dividend (Note 12c)                                --         2,018
                                                           --------    --------

TOTAL current liabilities                                     6,914       6,537
                                                           --------    --------

 LONG-TERM LIABILITIES:
   Long-term loans, net of current maturities (Note 9)           45         294
   Accrued severance pay                                      3,300       2,744
   Long-term deferred tax liability                             263         324
                                                           --------    --------

 TOTAL long-term liabilities                                  3,608       3,362
                                                           --------    --------

 COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

 SHAREHOLDERS' EQUITY:
   Share capital (Note 12):
     Ordinary shares of NIS 0.9 par value -
       Authorized: 7,000,000 shares as of
       December 31, 2003 and 2002; Issued
       and outstanding: 4,637,081 and 4,483,516
       shares as of December 31, 2003 and 2002,
       respectively                                           1,813       1,781
   Additional paid-in capital                                28,763      28,311
   Accumulated other comprehensive loss                          29         (40)
   Accumulated deficit                                       (1,921)     (4,633)
                                                           --------    --------

 TOTAL shareholders' equity                                  28,684      25,419
                                                           --------    --------

 TOTAL liabilities and shareholders' equity                $ 39,206    $ 35,318
                                                           ========    ========



The accompanying notes are an integral part of the consolidated financial statements.





    March 22, 2004
-----------------------------------------------------------------------------------------------------
Date of approval of the     Shlomo Ostersetzer           Dov Zeelim               Israel Ofen
 financial statements         Chairman of the       Vice Chairman of the    Executive Vice President
                          Board of Directors and   Board of Directors and     and Chief Financial
                          Chief Executive Officer         President                 Officer


                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


                                                      YEAR ENDED DECEMBER 31,
                                                 -------------------------------
                                                   2003        2002       2001
                                                 --------    --------   --------

 Revenues:
  Products (Note 15)                             $ 19,255    $ 15,936   $ 15,228
  Services and other                               11,427      10,344      9,823
                                                 --------    --------   --------

                                                   30,682      26,280     25,051
Cost of revenues                                   19,372      17,158     16,924
                                                 --------    --------   --------

Gross profit                                       11,310       9,122      8,127
                                                 --------    --------   --------

Research and development costs, net (Note 16a)        120         204        257
Sales and marketing expenses                        2,654       2,075      1,823
General and administrative expenses                 3,476       2,994      3,235
                                                 --------    --------   --------

                                                    6,250       5,273      5,315
                                                 --------    --------   --------

Operating income                                    5,060       3,849      2,812
Financial income (expenses) (Note 16b)                (25)         99        (78)
Other income (expenses), net (Note 16c)                24           8         (1)
                                                 --------    --------   --------

Income before income taxes                          5,059       3,956      2,733
Income taxes (Note 14)                              1,225         367         75
                                                 --------    --------   --------

Net income                                       $  3,834    $  3,589   $  2,658
                                                 ========    ========   ========

Basic net earnings per share (Note 13)           $   0.85    $   0.80   $   0.59
                                                 ========    ========   ========

Diluted net earnings per share (Note 13)         $   0.78    $   0.77   $   0.57
                                                 ========    ========   ========




The accompanying notes are an integral part of the consolidated financial statements.


                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY


STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                 ACCUMULATED
                                                      ADDITIONAL   OTHER                  PARENT      TOTAL         TOTAL
                                  SHARE CAPITAL        PAID-IN  COMPREHENSIVE ACCUMULATED COMPANY  COMPREHENSIVE SHAREHOLDERS'
                                NUMBER      AMOUNT     CAPITAL  INCOME (LOSS)   DEFICIT    SHARES     INCOME       EQUITY
                                ------      ------     -------  -------------   -------    ------     ------       ------

Balance as of
  January 1, 2001             4,483,516   $  1,781   $ 28,316    $     47    $ (8,862)   $    (92)               $ 21,190
  Comprehensive income:
    Net income                     --         --         --          --         2,658        --      $  2,658       2,658
    Unrealized loss on
      available-for-sale
      securities net of
      reclassification
      adjustments for gain
      realized                     --         --         --           (87)       --          --           (87)        (87)
  Realization of parent
      company shares               --         --           (5)       --          --            92        --            87
                             ----------   --------   --------    --------    --------    --------    --------    --------

Total comprehensive income                                                                           $  2,571
                                                                                                     ========

Balance as of
  December 31, 2001           4,483,516      1,781     28,311         (40)     (6,204)       --        23,848
  Comprehensive income:
    Net income                     --         --         --          --         3,589        --      $  3,589       3,589
    Declared dividend              --         --         --          --        (2,018)       --          --        (2,018)
                             ----------   --------   --------    --------    --------    --------    --------    --------
Total comprehensive income                                                                           $  3,589
                                                                                                     ========

Balance as of
  December 31, 2002           4,483,516      1,781     28,311         (40)     (4,633)       --        25,419
  Exercise of options           153,565         32        452        --          --          --           484
  Comprehensive income:
    Net income                     --         --         --          --         3,834        --      $  3,834       3,834
    Unrealized gain on
      available-for-sale
      securities net of
      reclassification
      adjustments for gain
      realized                     --         --         --            69        --          --            69          69
   Cash dividends                  --         --         --          --        (1,122)       --          --        (1,122)
                             ----------   --------   --------    --------    --------    --------    --------    --------

Total comprehensive income                                                                           $  3,903
                                                                                                     ========

Balance as of
   December 31, 2003          4,637,081   $  1,813   $ 28,763    $     29    $ (1,921)   $   --                  $ 28,684
                              =========   ========   ========    ========    ========    ========                ========


The accompanying notes are an integral part of the consolidated financial statements.


                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                          YEAR ENDED DECEMBER 31,
                                                                       -----------------------------
                                                                         2003      2002       2001
                                                                       -------    -------    -------

 CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                             $ 3,834    $ 3,589    $ 2,658
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization                                          1,004        994      1,230
  Loss (gain) on sale of property and equipment                            (63)       (11)        10
  Loss (gain) on sale of marketable securities                              39          3         (9)
  Deferred income taxes, net                                                63        131         27
  Trading securities, net                                                 --           50       (755)
  Decrease (increase) in trade receivables                              (1,401)      (136)       624
  Decrease (increase) in other accounts receivable and prepaid
    expenses                                                                29       (342)        74
  Increase in inventories                                               (1,281)      (409)      (490)
  Increase (decrease) in trade payables                                    505        380       (770)
  Increase (decrease) in other accounts payable and accrued expenses       976        588     (1,038)
  Accrued severance pay, net                                               (59)       (14)        (8)
                                                                       -------    -------    -------

Net cash provided by operating activities                                3,646      4,823      1,553
                                                                       -------    -------    -------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from restricted short-term bank deposits                         44        449      2,337
  Proceeds from sale of available-for-sale securities                    1,650      1,089      3,988
  Proceeds from sale of property and equipment                              89         14        523
  Proceeds from withdrawal of long-term deposits                          --         --            5
  Purchase of property and equipment                                    (1,451)      (899)    (1,131)
  Purchase of available-for-sale securities                             (2,680)    (1,626)    (3,349)
                                                                       -------    -------    -------

Net cash provided by (used in) investing activities                     (2,348)      (973)     2,373
                                                                       -------    -------    -------





The accompanying notes are an integral part of the consolidated financial statements.



                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                             YEAR ENDED DECEMBER 31,
                                                         -----------------------------
                                                           2003       2002       2001
                                                         -------    -------    -------

 CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term bank credit, net                                290       --          (22)
  Repayments of long-term loans                             (249)      (414)      (732)
  Repayment of loan to TAT (parent company)                 --         --       (1,988)
  Cash dividend                                           (3,140)      --         --
  Repayment of long-term liability                          --         --          (37)
  Exercise of options                                        484       --         --
  TAT (the parent company) - current account                 226       (119)       (64)
  Proceeds from sale of parent company shares               --         --           87
                                                         -------    -------    -------

Net cash used in financing activities                     (2,389)      (533)    (2,756)
                                                         -------    -------    -------

Increase (decrease) in cash and cash equivalents          (1,091)     3,317      1,170
Cash and cash equivalents at the beginning of the year     6,158      2,841      1,671
                                                         -------    -------    -------

Cash and cash equivalents at the end of the year         $ 5,067    $ 6,158    $ 2,841
                                                         =======    =======    =======

(1) SUPPLEMENTAL DISCLOSURE OF NON-CASH
        INVESTING AND FINANCING ACTIVITIES:
        Declared dividend                                $  --      $ 2,018    $  --
                                                         =======    =======    =======

      SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
      ACTIVITIES:
      Cash paid during the year for:
        Interest                                         $    12    $    32    $   171
                                                         =======    =======    =======

        Income taxes                                     $   105    $    99    $   116
                                                         =======    =======    =======



The accompanying notes are an integral part of the consolidated financial statements.


                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:-      GENERAL

              TAT Technologies Ltd. (the "Company") is an Israeli corporation. The Company and Limco-Airepair Inc. ("Limco-Airepair"), a wholly owned U.S. subsidiary, are principally engaged in the manufacture and sale of a broad range of heat transfer equipment used in mechanical and electronic systems on-board commercial and military aircraft and in a variety of other electronic equipment. The Company is also engaged in the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components manufactured by the Company. In addition, the Company is also engaged in the design, development and manufacture of aviation accessories. These accessories include fuel components, such as valves and pumps, secondary power systems, various instrumentation and electronic assemblies. The principal markets of the Company and its subsidiary are Israel, Europe and the United States. The Company and its subsidiary sell their products mainly to the aircraft industry.


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

              The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

              a. Use of estimates:

                 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

              b. Financial statements in U.S. dollars:

                 The majority of the Company and its subsidiary's revenues is generated in U.S. dollars ("dollar") and a substantial portion of the Company and its subsidiary's costs is incurred in dollars. In addition, the Company's financing is obtained in dollars and accordingly, the dollar is the primary currency of the primary economic environment in which the Company and its subsidiary operate and the functional and reporting currency of the Company and its subsidiary is the dollar.

                 Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation: ("SFAS No. 52").

                 Accordingly, items have been translated as follows:

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              Monetary items - at the exchange rate in effect on the balance sheet date. Nonmonetary items - at historical exchange rates. Revenue and expense items - at the exchange rates in effect as of the date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

              All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income (expenses), net.

              c. Principles of consolidation:

                 The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Intercompany balances and transactions, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

              d. Cash equivalents:

                 Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

              e. Short-term bank deposit:

                 The restricted short-term bank deposit is a deposit with a maturity of more than three months but less than one year. The deposit is in NIS and bears interest at an annual rate of 4.6%. The short-term deposit is presented at its cost including accrued interest. The short-term bank deposit secures a bank credit received by the Company.

              f. Marketable securities:

                 The Company accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standard Board No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

                 Management determines the classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations as of each balance sheet date. As of December 31, 2003 and 2002, all marketable securities covered by SFAS 115, were designated as available-for-sale. Securities available-for-sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders' equity, "Accumulated other comprehensive income (loss)". Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of income, among "Other income (expenses)".

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS




NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              g. Inventories:

                 Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items.

                 Cost is determined as follows:

                 Raw materials and components - using the average cost method.

                 Work in progress - represents the cost of manufacturing includes of allocable indirect manufacturing costs raw materials and components and manufacturing costs on a specific identification basis

              h. Property, plant and equipment:

                 Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The annual rates of depreciation are as follows:


                                                                      %
                                                                ---------------


                      Buildings                                       4
                      Machinery and equipment                      10 - 25
                      Motor vehicles                                 15
                      Office furniture and equipment               6 - 33

              i. The Company's long-lived assets (except goodwill - see 1 below) are reviewed for impairment in accordance with SFAS No. 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

              j. Intangible assets:

                 Intangible assets subject to amortization are being amortized on a straight-line basis over their useful life in accordance with APB Opinion No. 17, "Intangible Assets" ("APB No. 17"). Technology and deferred charges are amortized over 6-10 years.

                 Amortization expenses amounted to $ 33, $ 39 and $ 120 for the years ended December 31, 2003, 2002 and 2001, respectively.

                 As of December 31, 2003, no impairment losses have been identified.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              k. Goodwill:

                 Goodwill represents the excess of purchase cost over the fair value of identifiable net assets of acquired companies. Prior to January 1, 2002 goodwill was amortized on a straight-line basis over a weighted average period of 12 years. On January 1, 2002, the Company adopted, Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). As a result, goodwill is no longer amortized but is subject to annual impairment tests (or more frequent tests if impairment indicators arise) in accordance with SFAS no. 142. SFAS No. 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment. The Company performed its first phase impairment and found no instances of impairment of its recorded goodwill. In the first phase of impairment testing, goodwill is tested for impairment by comparing the fair value of the reporting unit to which the goodwill was attributed to its carrying value. Fair value of the reporting unit was determined by the Company using market capitalization.

              l. Research and development:

                 Research and development costs net of grants and participations received are charged to expenses as incurred.

              m. Grants:

                 Royalty-bearing and non royalty-bearing grants and participations from the Government of Israel and royalty-bearing grants from the BIRD Foundation for funding certain approved research and development projects are recognized at the time in which the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants amounted to $ 0, $ 42 and $ 65 in 2003, 2002 and 2001, respectively.

              n. Warranty costs:

                 The Company provides warranties for its products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product. Based on the Company's experience, warranty expenses have been immaterial and, therefore, the Company did not record any warranty provision.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS





NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              o. Income taxes:

                 The Company and its subsidiary account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method, whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiary provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                 Results for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index ("CPI"). As explained in b above the consolidated financial statements are presented in U.S. dollars. In accordance with paragraph 10(f) of SFAS No. 109, the Company has not provided deferred income taxes on the differences resulting from changes in exchange rate and indexing for tax purposes.

              p. Revenue recognition:

                 Revenues from the sales of products are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB No. 104") when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of the resulting receivable is probable, the price is fixed or determinable and no significant obligation exists. The Company does not grant a right to return, product delivered to customers. Revenues from support services are recognized as services are performed.

              q. Concentrations of credit risk:

                 Financial instruments that potentially subject the Company and its subsidiary to concentrations of credit risk consist principally of cash and cash equivalents, restricted short-term bank deposit, marketable securities and trade receivables.

                 Cash and cash equivalents and restricted short-term bank deposit are deposited with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company and its subsidiary's cash and cash equivalents and restricted short-term bank deposit, are financially sound, and, accordingly, minimal credit risk exists with respect to these financial instruments.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS




NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                 The Company's marketable securities include investment in debentures and in shares. Management believes that the companies that issued the debentures and the shares are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to the marketable securities.

                 The Company and its subsidiary's trade receivables are derived mainly from sales to customers in the United States, Israel and Europe. The Company and its subsidiary generally do not require collateral, however, in certain circumstances, the Company may require letters of credit. Management believes that credit risks relating to trade receivables are minimal since the Company's customers are financially sound. The Company and its subsidiary perform ongoing credit evaluation of their customers' financial condition. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

                 The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

              r. Severance pay:

                 The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The liability is presented on the undiscounted basis. The Company records as expense the net increase in its funded or unfunded severance liability. The Company's liability for all of its employees is fully provided for by monthly deposits with severance pay funds, insurance policies, Mivtahim Social Insurance Institution Ltd. ("Mivtahim") and by an accrual.

                 The liability provided by deposits with Mivtahim is irrevocably transferred to Mivtahim. Accordingly, neither the amounts accumulated with Mivtahim, nor the corresponding liabilities for severance pay are reflected in the balance sheet.

                 The value of the policies, other than the value of Mivtahim policies, is included as an asset in the Company's balance sheet.

                 The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

                 Severance expenses were $ 556, $ 346 and $ 318 for the years ended December 31, 2003, 2002 and 2001, respectively.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS




NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              s. Fair value of financial instruments:

                 The carrying amounts of cash and cash equivalents, restricted short-term bank deposit, trade receivables, other receivables, short-term bank credit and trade payables and other accounts payable approximate their fair values, due to the short-term maturities of such instruments.

                 The fair value for marketable securities classified as trading or available-for-sale is based on quoted market prices.

                 The carrying amount of the Company's long-term loans approximates its fair value, since the loans are bearing interest at rates which approximate the market interest rate.

              t. Basic and diluted net earnings per share:

                 Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive Ordinary share equivalents considered outstanding during the year, in accordance with Statement of Financial Accounting Standard Statement No. 128, "Earnings Per Share" ("SFAS No. 128").

                 The weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share, due to their anti dilutive effect, was 0, 1,032,952 and 1,025,520, for the years ended December 31, 2003, 2002 and 2001, respectively.

              u. Accounting for stock-based compensation:

                 The Company follows the provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). The provisions of FAS 123 allow companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), but disclose the pro forma effects on net income (loss) had the fair value of the options been expensed. The Company has elected to continue to apply APB 25 in accounting for its stock option plans.

                 In accordance with APB 25 and related interpretations, compensation expense for stock options is recognized in income based on the excess, if any, of the fair value of the share at the grant date of the award or other measurement date over the amount an employee must pay to acquire the share. Generally, the exercise price for share options granted to employees equals the fair market value of the share at the date of grant, thereby resulting in no recognition of compensation expense. For awards that generate compensation expense as defined under APB 25, the Company calculates the amount of compensation expense and recognizes the expense over the vesting period of the award.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS





NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                 Since all shares options were vested during all reported periods, the company's net income would not have changed for all reported periods if the company had applied the fair value recognition provisions according to FAS 123.

              v. FASB Interpretation No. 46 "Consolidation of Variable Interest
                 Entities ("FIN 46"):

                 In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either
                 (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after December 15, 2003. As of December 31, 2003, the Company does not hold interest in variable interest entities.

              w.     Reclassification

                 Certain amounts from prior years have been reclassified to conform to current classification.


NOTE 3:-      MARKETABLE SECURITIES AND LONG TERM MARKETABLE SECURITIES

              The following is a summary of available-for-sale marketable securities:

                                                               DECEMBER 31,
                                      ----------------------------------------------------------------
                                                  2003                            2002
                                      -------------------------------- -------------------------------
                                                             ESTIMATED                       ESTIMATED
                                                    GROSS      FAIR                 GROSS      FAIR
                                       AMORTIZED   UNREALIZED  MARKET  AMORTIZED UNREALIZED   MARKET
                                          COST      GAINS      VALUE     COST      GAINS       VALUE

            AVAILABLE-FOR-SALE:
            Government and agency
             obligation (long-term) *)   $   491   $  --     $   491   $   479    $  --      $   479
            Shares                           718        18       736       759        (40)       719
            Debentures and convertible
             debentures                    2,093        11     2,104     1,073       --        1,073
                                         -------   -------   -------   -------    -------    -------

                                         $ 3,302   $    29   $ 3,331   $ 2,311    $   (40)   $ 2,271
                                         =======   =======   =======   =======    =======    =======

              *) Matures in 2005.


                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



NOTE 3:-      MARKETABLE SECURITIES AND LONG TERM MARKETABLE SECURITIES (CONT.)

              During 2003, 2002 and 2001, the Company recorded proceeds from sales of these securities in the amounts of $ 1,652, $ 1,089 and $ 3,988, respectively and related gains (losses) amounting to $
              (39), $ (3) and $ 9, in 2003 and 2002 and 2001, respectively, were recorded in other income (expenses), net.

NOTE 4:-      INVENTORIES
                                                           DECEMBER 31,
                                                       -----------------
                                                         2003     2002
                                                       -------   -------

               Raw materials and components            $ 4,375   $ 2,929
               Work in process                           8,974     9,139
                                                       -------   -------

                                                       $13,349   $12,068
                                                       =======   =======

 NOTE 5:-      PROPERTY, PLANT AND EQUIPMENT, NET


                                                          DECEMBER 31,
                                                       -----------------
                                                        2003      2002
                                                       -------   -------

               Cost:
                 Land and buildings (1)                $ 2,216   $ 2,147
                 Machinery and equipment                18,580    17,571
                 Motor vehicles                          1,065       986
                 Office furniture and equipment            316       307
                                                       -------   -------

                                                        22,177    21,011

               Accumulated depreciation                 16,216    15,501
                                                       -------   -------

               Depreciated cost                        $ 5,961   $ 5,510
                                                       =======   =======


              Depreciation expenses amounted to $ 974, $ 955 and $ 1,011 for the years ended December 31, 2003, 2002 and 2001, respectively.

              (1) Including lease rights to land in the amount of $ 1 under a sub-lease agreement with TAT. The lease period ends in 2020 and includes a renewal option if TAT exercises the option granted by the Land Administration.

                     Registration with the Land Registrar of the transfer of sub-lease rights from TAT to the Company has not yet been finalized due to technical reasons.

              As for charges, see Note 11.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



NOTE 6:-      GOODWILL

              The unaudited results of operations presented below for the year ended December 31, 2001, reflect the impact on results of operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2001:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                      2001
                                                                   ----------

           Reported net income                                     $   2,658
            Goodwill amortization                                         99
                                                                   ---------

            Adjusted net income                                    $   2,757
                                                                   =========

            Basic earnings per share:
              Reported net income                                  $    0.59
              Goodwill amortization                                     0.02
                                                                   ---------

              Adjusted net income                                  $    0.61
                                                                   =========

            Diluted earnings-per-share:
              Reported net income                                  $    0.57
              Goodwill amortization                                     0.02
                                                                   ---------

            Adjusted net income                                    $    0.59
                                                                   =========

              As for charges, see Note 11.

NOTE 7:-      OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                               DECEMBER 31,
                                                           ---------------------
                                                            2003           2002
                                                           ------         ------

                Employees and payroll accruals             $1,462         $1,174
                Government authorities                        645           --
                Accrued expenses                            1,008            359
                Deferred revenue                              217            320
                Advances from customers                       350            573
                Other                                         115            395
                                                           ------         ------

                                                           $3,797         $2,821
                                                           ======         ======

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS




NOTE 8:-      TRANSACTIONS WITH RELATED PARTIES

              a. TAT (the parent company) retains a first refusal right for a period of ten years ending July 2004 for the purchase of the heat exchanger production line at terms proposed by the other buyer, and an unlimited first refusal right to purchase the land and buildings, should the Company be willing to sell them. (See also Note 10f).

              b.     Transactions with TAT:
                                                       YEAR ENDED DECEMBER 31,
                                                    ----------------------------
                                                    2003         2002       2001
                                                    ----------------------------

Revenues from management fees                       $ 50        $ 50        $ 50
                                                    ====        ====        ====

Other manufacturing costs                           $134        $210        $115
                                                    ====        ====        ====

Lease expenses (1)                                  $318        $312        $306
                                                    ====        ====        ====

              (1) According to the acquisition agreement of TAT, the Company leases from TAT the factory premises for an annual amount of approximately $ 300, increased by 2% annually, subject to a revaluation based on market value, every five years. The agreement ends in 2025.

C.       BALANCES WITH RELATED PARTIES:

                                                         DECEMBER 31,
                                                -----------------------------
                                                     2003              2002
                                                -------------   -------------

                      TAT - current account (1) $        656    $      32
                                                =============   =============

              (1) The current account is linked to the Israeli Consumer Price
                 Index and bears no interest.

                                                       YEAR ENDED DECEMBER 31,
                                                       ----------------------
                                                         2003    2002   2001
                                                       ------  ------  ------
              d. Commissions to a company owned by     $  487  $  503  $ 395
                 certain shareholders
                 (see Note 10b)                        ======  ======  =====

              e. The Chairman of the Board of Directors and the Vice
                 President of the Board of Directors are entitled each to a bonus of 2.5% of the annual consolidated operating income, in excess of $ 500.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 9:-      LONG-TERM LOANS

              a. Terms of the loans:

                                            CURRENCY      WEIGHTED AVERAGE         DECEMBER 31
                                                            INTEREST RATE
                                                            2003      2002       2003        2002
                                                                   %
                                                          ----------------

              Banks                       U.S. dollar      3.4        3.4     $    294   $    543


              Less - current maturities                                            249        249
                                                                             ---------   --------

                                                                             $      45   $    294
                                                                             =========   ========

              b. Aggregate maturities of long-term loans:
                                                                                  DECEMBER 31,
                                                                               2003         2002


              First year (current maturities)                                $     249   $    249
                                                                             ---------   --------

              Second year                                                           45        249
              Third year                                                            --         45
                                                                             ---------   --------

                                                                                    45        294
                                                                             ---------   --------

                                                                             $     294   $    543
                                                                             ========    ========



              c. As for collaterals, see Note 11.


NOTE 10:-     COMMITMENTS AND CONTINGENT LIABILITIES

              a. The Company and Limco-Airepair obtained from the BIRD Foundation grants for the support of research and development projects aggregating to $ 542. The Company is obligated to pay royalties of between to 2.5% to 5% of the sales of the products generated from such projects, up to an amount equal to 100% of the grant received linked to the U.S. dollars. The Company does not expect any sales generated from these projects in the future.

              b. The Company is committed to pay commissions to a company owned by certain of its shareholders for representing the heat exchangers division in North America (See Note 8d).

                     According to the agreement, the commissions are to be paid at a rate of 10% of the amount of inventories purchased in North America and 3% of the sales made in North America.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



NOTE 10:-     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              c. The Company is committed to pay royalties to another company of between 5% to 6% of sales of products developed through the Intellectual Property and goodwill which were purchased from that company. Royalties expenses were $ 51, $ 39 and $ 45 for the years ended December 31, 2003, 2002 and 2001, respectively.

              d. The Company is committed to pay marketing commissions to salesmen of between to 1% - 12% of total sales contracts which were received through promotion and distribution carried out by them. Royalties expenses were $ 500, $ 241, $ 233 for the years ended December 31, 2003, 2002 and 2001, respectively.

              e. The Company is committed to pay royalties to a foreign company of between to 9% to 12% of sales of the products developed by the other company. Total royalties accrued or paid amounted to $ 448, $ 321 and $ 158 as of December 31, 2003, 2002 and 2001, respectively.

              f. The Company entered into an agreement with TAT, whereby in April 1994 the Company exercised the option and purchased the prototype and rights to manufacture and distribute an air conditioning system without freon gas (EFACS) for aircraft and trains, which was developed by TAT (see Note
                     8b).

                     The following are the terms of the agreement:

                     1. TAT has a first refusal right for the manufacture of components of the air conditioning systems, which are included among the technologies and components which TAT deals with or will deal with from time to time.

                     2.     The Company is committed to pay TAT the following:

                            a) Royalties amounting to 17% on the first $ 10,000 in revenues from sales of the systems, directly or indirectly, and 7% on all such revenues in excess of $ 10,000.

                            b) Reimbursement of the royalties due to the Chief Scientist in connection with sales of the systems.

                            c) 25% of the proceeds in connection with the transfer or sale of know-how and/or any rights related to the system.

                     As of December 31, 2003, the Company has not sold EFACS and, therefore, the Company has not paid or accrued for this commitment.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 10:-     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              g. Lease commitments:

                     Limco-Airepair entered into operating lease agreements which expire in 2005. As of December 31, 2003, future minimum rental payments under non-cancelable operating leases are as follows:

                        2004                           $     33
                        2005                                 38
                                                       ----------

                                                       $     71
                                                       ==========

                     Total rent expenses for the years ended December 31, 2003, 2002 and 2001 were approximately $ 30, $ 29 and $ 64, respectively. The expenses for the year ended December 31, 2001 includes expenses paid according to certain rent agreements with employees.

                     As for the lease of the factory premises by the Company, see Note 8b.

              h. In 2002, the Company's subsidiary had a commitment to purchase non-serviceable aircraft spare parts assemblies and the relating complete technical documentation, as identified in the agreement, in the amount of $ 1,134. According to the agreement, the subsidiary had to pay ten percent down payment while the remaining $ 1,021 was to be paid in several separate payments according to the terms of the agreement. As of December 31, 2003, approximately $ 865 of the commitment had been fulfilled. The Company is negotiating with a third party to incorporate a joint venture to share equally future purchase commitment and future sales proceeds, if any.


NOTE 11:-     CHARGES AND GUARANTEES

              a. To secure the Company's liabilities to banks, an unlimited fixed charge was placed on the unpaid share capital, goodwill and motor vehicles of the Company and a floating charge was placed on all of the assets of the Company.

              b. To secure a bank credit received by the Company, the Company pledged a bank deposit which amounted to $ 396 as of December 31, 2003 and $ 440 as of December 31, 2002.

              c. The Company provided bank guarantee in the amount of $ 428, to secure customer advances and Israeli customs.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



NOTE 11:-     CHARGES AND GUARANTEES (CONT.)

              d. The liabilities secured by collaterals are as follows:

                                                           DECEMBER 31,
                                                     -----------------------
                                                       2003          2002
                                                     ---------     ---------

             Bank guarantee and long-term loans,
                including current maturities         $    722      $    543
                                                     ========      ========


NOTE 12:-     SHAREHOLDERS' EQUITY

              a. The Company's shares are registered with the Securities and Exchange Commission in the United States and are traded on the NASDAQ (Small Cap Market). The Company's Ordinary shares confer upon their holders voting rights, the right to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company.

              b.     Stock option plans:

                     1. In June 1994, the Company adopted a stock option plan for its employees, directors and service providers, whereby up to 125,000 options to purchase Ordinary shares (out of which 87,500 stock options were granted to executives) were to be granted, at an exercise price of $ 4 per share (the market price at the date of the grant). Out of this plan 122,000 options were granted and 3,000 options are still available for future grant. Under the terms of the plan, the options vest ratably over a period of five years commencing with the date of grant. These options expire in June 2004.

                     2. In March 1995, the Company adopted a stock option plan for its employees, employees of the parent company, directors and service providers, whereby up to 400,000 options to purchase Ordinary shares (out of which 315,000 stock options were granted to executives) were to be granted, at an exercise price of $ 4.5 per share (the market price at the date of grant). Out of this plan 372,500 options were granted and 27,500 options are still available for future grant. Under the terms of the plan, the options vest after a period of five years commencing with the date of grant. These options expire in March 2005.

                     3. In January 1999, the Company adopted a stock option plan for its employees, directors and officers of the Company, whereby up to 500,000 options to purchase Ordinary shares (out of which 402,500 stock options were granted to executives were to be granted, at an exercise price of $ 1.625 (which approximated the market price on the date of grant). All options have been granted under the above plan. Under the terms of the plan, the options were fully vested as of the grant date. These options expire in January 2009.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 12:-     SHAREHOLDERS' EQUITY (CONT.)

                            The following table is a summary of the activity of
the Company's stock Option plans:

                                                  YEAR ENDED DECEMBER 31,
                             --------------------------------------------------------------
                                     2003                  2002                2001
                             --------------------------------------------------------------
                             WEIGHTED   WEIGHTED   WEIGHTED
                              NUMBER    AVERAGE    NUMBER    AVERAGE   NUMBER      AVERAGE
                               OF      EXERCISE      OF     EXERCISE     OF       EXERCISE
                             OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS      PRICE
                             -------   --------   -------   --------   -------    --------
Outstanding at the           988,500   $   2.99   988,500   $   2.99   988,500    $   2.99
  beginning of the year
Exercised                    153,565   $   2.36      --     $    --        --     $    --
                             -------   --------   -------   --------   -------    --------
Outstanding at the end of    834,935   $   2.95   988,500   $   2.99   988,500    $   2.99
  the year
                             =======   ========   =======   ========   =======    ========

Exercisable options          834,395   $   2.95   988,500   $   2.99   988,500    $   2.99
                             =======   ========   =======   ========   =======    ========


              The options outstanding as of December 31, 2003, have been separated into ranges of exercise prices, as follows:

                                      OPTIONS         WEIGHTED        OPTIONS         EXERCISE
                                    OUTSTANDING        AVERAGE      EXERCISABLE
                                       AS OF          REMAINING        AS OF          PRICE OF
                    EXERCISE       DECEMBER 31,      CONTRACTUAL   DECEMBER 31,        OPTIONS
                      PRICE            2003         LIFE (YEARS)       2003          EXERCISABLE
              ------------------  --------------   -------------  --------------   -------------

              $        4           71,135           1.4            71,135           $    4
              $        4.5         328,300          2.2            328,300          $    4.5
              $        1.625       435,500          6              435,500          $    1.625
                                  --------------                  --------------

                                   834,935                         834,935          $   2.95
                                  ==============                  ==============   =============

              c. Dividends:

                     Dividends on the Ordinary shares, if any, will be declared and paid in NIS. Dividends paid to shareholders outside Israel will be paid in dollars on the basis of the exchange rate prevailing at the date of payment.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




NOTE 13:-     NET EARNINGS PER SHARE

              The following table sets forth the computation of historical basic and diluted net earnings per share:

                                                             YEAR ENDED DECEMBER 31,
                                                    ------------------------------------
                                                       2003         2002         2001
                                                    ----------   ----------   ----------

Numerator: Net income                               $    3,834   $    3,589   $    2,658
                                                    ==========   ==========   ==========
Denominator:
  Weighted average Ordinary shares outstanding       4,509,891    4,483,516    4,483,516
                                                    ==========   ==========   ==========
  Basic net earnings per share - weighted average    4,509,891    4,483,516    4,483,516
    number of shares
  Effect of dilutive securities:
  Employee and non-employee stock options and
    warrants                                           397,529      167,497      187,980
                                                    ----------   ----------   ----------

Denominator for diluted net earnings per share       4,907,420    4,651,013    4,671,496
                                                    ==========   ==========   ==========


NOTE 14:-     INCOME TAXES

              a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

                     In accordance with the above law results for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (CPI).

              b. Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

                     The Company is an "industrial company", as defined by the law for the Encouragement of Industry (Taxes), 1969, and as such, is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, the right to claim public issuance expenses, and accelerated depreciation.

              c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

                     A certain expansion plan of the Company has been granted an "Approved Enterprise" status, under the Law. The Company has elected to receive its benefits through the Alternative Benefits Program, waiving grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the following "Approved Enterprise" expansion programs is tax-exempt for the periods stated below and will be eligible for reduced tax rates thereafter (such reduced tax rates are dependent on the level of non-Israeli investments in the Company), as described below.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 14:-     INCOME TAXES (CONT.)

                     Income from sources other than the "Approved Enterprise" are subject to tax at the regular corporate tax rate of 36%.

                     As of December 31, 2003, the Company tax expenses was calculated based on a rate of 36% since the Company has not completed a material portion of its investment under the program.

                     Income derived from the fourth program, which commenced in 2004 and is to be expired in 2012, will entitle the Company to a tax exemption for the two-year period ending December 31, 2005, and to a reduced tax rate of 10%-25% for an additional five to eight years ending December 31, 2012 (depending on the level of non-Israel investments into the Company).

                     The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2003, management believes that the Company is meeting all of the aforementioned conditions.

                     The tax-exempt income attributable to the "Approved Enterprise" can not be distributed to shareholders without imposing tax liability on the Company. As of December 31, 2003, there are no tax-exempt income earned by the Company's "Approved Enterprise".

                     If the retained tax-exempt income is distributed to shareholders, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently - 20%).

                     By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

              e.     Non-Israeli subsidiary

                     A non-Israeli subsidiary is taxed based on the tax laws in its country of residence - the U.S. The tax rate in the U.S. is 40%.

              f. Operating losses carryforwards:

                     The Company has accumulated capital losses carryforwards for tax purposes as of December 31, 2003, in the amount of approximately $ 2,321, which may be offset only against future capital gains for an indefinite period. The Company has provided a valuation allowance in respect of the aforementioned capital losses.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------





NOTE 14:-     INCOME TAXES (CONT.)

              g.     Tax assessments

                     The Company received tax assessments considered as final through 2002. As a result of the final tax assessment, the Company utilized additional carryforward losses in the amount of $ 580.

              h. Income tax reconciliation:

                     A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate and the actual tax expense is as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                         -------------------------------
                                                           2003       2002        2001
                                                         -------     -------     -------
        Income before income taxes as reported in the    $ 5,059     $ 3,956     $ 2,733
          statements of income
                                                         =======     =======     =======

        Statutory tax rate in Israel                          36%         36%         36%
                                                         =======     =======     =======

        Theoretical tax expenses                         $ 1,821     $ 1,424     $   984
        Increase (decrease) in income taxes resulting
          from:
        Tax adjustment in respect of foreign
          subsidiary subject to a different tax rate          67          36          31
        Reversal of valuation allowance in respect of
          carryforward losses                               --        (1,019)       (933)
        Difference in basis of measurement for
          financial reporting and income tax  purposes      (519)       (158)        (76)
        Tax in respect of prior years                       (258)       --          --
        Non-deductible expenses for which deferred
          taxes were not provided                            114          84          69
                                                         -------     -------     -------
        Income taxes as reported in the statements of    $ 1,225     $   367     $    75
          income
                                                         =======     =======     =======

i. Income before income taxes is comprised as follows:

        Domestic (Israel)                                $ 3,387     $ 2,961     $ 1,811
        Foreign (United States)                            1,672         995         922
                                                         -------     -------     -------

                                                         $ 5,059     $ 3,956     $ 2,733
                                                         =======     =======     =======


                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




NOTE 14:-     INCOME TAXES (CONT.)

              j. Income taxes included in the statements of income:

                                                         YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                         2003     2002     2001
                                                        ------   ------   ------
                      Current:
                        Domestic (Israel)               $  627   $ --     $ --
                        Foreign (United States)            535      236       48
                                                        ------   ------   ------

                                                         1,162      236       48
                                                        ------   ------   ------
                      Deferred:
                        Domestic (Israel)                   27     --       --
                        Foreign (United States)             36      131       27
                                                        ------   ------   ------

                                                            63      131       27
                                                        ------   ------   ------

                                                        $1,225   $  367   $   75
                                                        ======   ======   ======


                     *) Net of tax benefit in respect of prior years amounting to $ 258.

              k. Deferred income taxes:

                     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                   DECEMBER 31
                                                                ---------------
                                                                 2003      2002
                                                                -----     -----
 Deferred tax assets (liabilities):
   Provisions for employee benefits and other temporary
     differences                                                $ 449     $ 383
   Tax loss carryforwards and tax assets                          209       168
                                                                -----     -----

 Deferred tax assets                                              658       551
                                                                -----     -----

 Property, plant and equipment                                   (447)     (425)
 Inventories                                                     --        (254)
                                                                -----     -----

 Deferred tax liabilities                                        (447)     (679)
                                                                -----     -----

 Deferred tax assets before valuation allowance                   211      (128)
 Valuation allowance                                             --        --
                                                                -----     -----

Net deferred tax assets (liabilities)                           $ 211     $(128)
                                                                =====     =====

                     As of December 31, 2003, the Company and its subsidiary did not provide a valuation allowance in respect of deferred tax assets, since management currently believes that it is more likely than not that the deferred tax asset will be realized in the future.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




NOTE 14:-     INCOME TAXES (CONT.)

                     The Company has no present intention of remitting undistributed earnings of a foreign subsidiary aggregating $ 2,317 as of December 31, 2003, and accordingly, no deferred tax liability has been established relative to these earnings. If these amounts were not considered permanently reinvested, a deferred tax liability would have been required which amount is not determinable.


NOTE 15:-     MAJOR CUSTOMER AND GEOGRAPHICAL INFORMATION

              a. Summary information about geographic areas:

                     The Company and its subsidiary operate in one industry segment. Total revenues are attributed to geographic areas based on the location of end customers. This data is presented in accordance with Statement of Financial Accounting Standard No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131").

                     The following presents total revenues, based on the location of the end customers, for the years ended December 31, 2003, 2002 and 2001 and long-lived assets as of December 31, 2003, 2002 and 2001:

                             2003                 2002             2001
                       ------------------- ------------------- -----------------
                        TOTAL   LONG-LIVED  TOTAL   LONG-LIVED TOTAL  LONG-LIVED
                       REVENUES   ASSETS   REVENUES   ASSETS  REVENUES   ASSETS

Israel                 $ 4,796   $ 4,332   $ 4,277   $ 4,075   $ 5,482   $ 4,294
Asia (excluding
  Israel)                1,845      --       1,382      --       1,327      --
United States           15,441     2,241    13,531     2,080    12,393     1,959
Europe                   8,340      --       6,879      --       5,680      --
Other                      260      --         211      --         169      --
                       -------   -------   -------   -------   -------   -------

                       $30,682   $ 6,573   $26,280   $ 6,155   $25,051   $ 6,253
                       =======   =======   =======   =======   =======   =======

              b. Major customer data as a percentage of total revenues:

                                                  YEAR ENDED DECEMBER 31,
                                      ------------------------------------------
                                          2003            2002          2001
                                      --------------   -----------  ------------
                                                          %
                                      -----------------------------------------

                      Customer A         15.2          17.3          14.6
                      Customer B         12.9          12.8          11.4
                      Customer C         12.1          11.9          15.6

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




NOTE 16:-     SELECTED STATEMENTS OF INCOME DATA

                                                           YEAR ENDED DECEMBER 31,
                                                          -----------------------
                                                           2003     2002     2001
                                                          -----    -----    -----
a. Research and development costs, net:

          Total cost                                      $ 120    $ 246    $ 322
          Less - grants and participations                 --         42       65
                                                          -----    -----    -----

                                                          $ 120    $ 204    $ 257
                                                          =====    =====    =====
b. Financial income (expenses), net:

        Financial income:
          Foreign currency translation adjustments        $  49    $--      $--
          Interest on short-term bank deposits, cash
            equivalents and others                           46      203      284
                                                          -----    -----    -----

                                                             95      203      284
                                                          -----    -----    -----
        Financial expenses:
          Bank charges                                      (47)    --       --
          Interest on short-term loans                      (12)     (56)    (200)
          Interest on long-term loans                       (13)     (30)     (55)
          Foreign currency translation adjustments          (20)     (18)    (107)
          Others                                            (28)    --       --
                                                          -----    -----    -----

                                                           (120)    (104)    (362)
                                                          -----    -----    -----

                                                          $ (25)   $  99    $ (78)
                                                          =====    =====    =====
c. Other income (expenses), net:

          Gain (loss) on sale of property and equipment   $  63    $  11    $ (10)
          Gain (loss) on sale of marketable securities
           classified as available-for-sale                 (39)      (3)       9
                                                          -----    -----    -----

                                                          $  24    $   8    $  (1)
                                                          =====    =====    =====



                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 17:-     SUBSEQUENT EVENTS

              Subsequent to the balance sheet date, the Company entered into an Investment agreement with T.O.P. Limited Partnership (Fimi) according to which Fimi will purchase 857,143 Ordinary shares of a NIS 90 par value of the Company, comprising 13.5% of its outstanding share capital, at the price of $ 7 per share and in total $ 6 million. In addition, the Company granted Fimi 500,000 warrants to purchase 500,000 Ordinary shares of NIS 0.90 at an exercise price of $ 8.50 per share and for a total consideration of up to $ 4.25 million.

              The warrants will be expired 66 months after the grant date.
              In addition, Fimi and the Company entered into a credit line agreement under which Fimi made a line of credit available to the Company in the amount of up to $ 2 million. The amount of the loan from Fimi shall not be less than $ 1 million. The loan will bear interest at an annual rate of 5%.

              Under the investment agreement, Fimi shall make management and consulting services available to the Company. In consideration for the management services, the Company will pay Fimi fees in an amount equivalent to 3% of the operating profit for the year exceeding $ 0.5 million, up to a total of $ 0.25 million per year.



                       - - - - - - - - - - - - - - - - - -