Form 20-F
period 2004-12-31
TAT TECHNOLOGIES LTD
filed 2005-06-30
CIK 808439

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------
                                    FORM 20-F
                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2004
                               -------------------
                           Commission File No. 0-17253

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

                       Ordinary Shares, NIS 0.90 Par Value
                                (Title of Class)


                    Securities for which there is a reporting
                obligation pursuant to Section 15(d) of the Act:

                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 6,042,671 Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                 Yes   X        No ___

Indicate by check mark which financial statement item the Registrant has elected to follow:
                                                 Item 17. ___ Item  18. X

                                  INTRODUCTION
                                  ------------

         TAT Technologies Ltd. is engaged in the manufacture and sale of a broad range of heat transfer equipment used in mechanical and electronic systems on board commercial and military aircraft and in a variety of other electronic equipment. We are also engaged in the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components manufactured by us, and other companies. In addition, we manufacture, sell and service certain related products for use in aircraft and electronic systems. We were incorporated under the laws of the State of Israel in April 1985, to develop the computerized systems business of our parent company, TAT Industries Ltd., or TAT Industries, a publicly held Israeli corporation engaged in the manufacture and sale of aeronautical equipment. In December 1991, we acquired the heat exchanger operations of TAT Industries and in February 2000, we entered into an agreement with TAT Industries to purchase its operations, relating to the manufacture of aviation accessories and the lease of certain real estate and buildings. From our public offering in March 1987 until July 1998, our ordinary shares were listed on the NASDAQ National Market (symbol: TATTF). In July 1998, the listing of our ordinary shares was transferred to the NASDAQ SmallCap Market. As used in this annual report, the terms "we," "us" and "our" mean TAT Technologies Ltd. and its subsidiaries, unless otherwise indicated.

         Except for the historical information contained in this annual report, the statements contained in this annual report are "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results.

         Statements which use the terms "anticipate," "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in
Item 3. "Key Information - Risk Factors.

         Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references in this annual report to "dollars" or "$" are to dollars and all references in this annual report to "NIS" are to New Israeli Shekels.

         Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

PART I.........................................................................5
         Item 1.      Identity of Directors, Senior Management and Advisers....5
         Item 2.      Offer Statistics and Expected Timetable..................5
         Item 3.      Key Information..........................................5
               A.    Selected Financial Data...................................5
               B.    Capitalization and Indebtedness...........................6
               C.    Reasons for the Offer and Use of Proceeds.................6
               D.    Risk Factors..............................................6
         Item 4.      Information on the Company..............................15
               A.    History and Development of the Company...................15
               B.    Business Overview........................................16
               C.    Organizational Structure.................................24
               D.    Property, Plants and Equipment...........................24
         Item 5.      Operating and Financial Review and Prospects............24
               A.    Operating Results........................................24
               B.    Liquidity and Capital Resources..........................33
               C.    Research and Development, Patents and Licenses...........34
               D.    Trend Information........................................34
               E.    Off-balance Sheet Arrangements...........................34
               F.    Tabular Disclosure of Contractual Obligations............35
          Item 6.      Directors, Senior Management and Employees.............35
               A.    Directors and Senior Management..........................35
               B.    Compensation.............................................38
               C.    Board Practices..........................................39
               D.    Employees................................................46
               E.    Share Ownership..........................................47
         Item 7.      Major Shareholders and Related Party Transactions.......48
               A.    Major Shareholders.......................................48
               B.    Related Party Transactions...............................50
               C.    Interests of Experts and Counsel.........................51
         Item 8.      Financial Information...................................51
               A.    Consolidated Statements and Other Financial Information..51
               B.    Significant Changes......................................51
         Item 9.      The Offer and Listing...................................52

               A.    Offer and Listing Details................................52
               B.    Plan of Distribution.....................................53
               C.    Markets..................................................53
               D.    Selling Shareholders.....................................53
               E.    Dilution.................................................53
               F.    Expense of the Issue.....................................53
         Item 10.     Additional Information..................................53
               A.    Share Capital............................................53
               B.    Memorandum and Articles of Association...................53
               C.    Material Contracts.......................................56
               D.    Exchange Controls........................................57
               E.    Taxation.................................................57
               F.    Dividend and Paying Agents...............................66
               G.    Statement by Experts.....................................66
               H.    Documents on Display.....................................66
               I.    Subsidiary Information...................................67
         Item 11.     Quantitative and Qualitative Disclosures about Market
                      Risk....................................................67
         Item 12.     Description of Securities Other than Equity Securities..67
PART II.......................................................................67
         Item 13.     Defaults, Dividend Arrearages and Delinquencies.........67
         Item 14.     Material Modifications to the Rights of Security
                      Holders.................................................67
         Item 15.     Controls and Procedures.................................67
         Item 16.     [Reserved]..............................................68
         Item 16A.    Audit Committee Financial Expert........................68
         Item 16B.    Code of Ethics..........................................68
         Item 16C.    Principal Accounting Fees and Services..................68
         Item 16D.    Exemptions from the Listing Requirements and
                      Standards for Audit Committee...........................69
PART III......................................................................69
         Item 17.     Financial Statements....................................69
         Item 18.     Financial Statements....................................69
         Item 19.     Exhibits................................................69

                                     PART I



     Item 1. Identity of Directors, Senior Management and Advisers

         Not applicable

     Item 2. Offer Statistics and Expected Timetable

         Not applicable

     Item 3. Key Information

     A. Selected Financial Data

         The following selected consolidated financial data for and as of the five years ended December 31, 2004 are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 have been derived from our audited consolidated financial statements and notes included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2002, 2001 and 2000 and for the years ended December 31, 2001 and 2000 have been derived from audited consolidated financial statements not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:

                                                                              Year Ended December 31,
                                                           -----------------------------------------------------------------
                                                             2000           2001          2002          2003          2004
                                                           -------        -------       -------       -------       --------
                                                                   (figures in thousands, except per share data)
Revenues...........................................        $28,424        $25,051       $26,280       $30,682       $33,243
Cost of revenues...................................         18,602         17,237        17,750        20,068        22,166
                                                           -------        -------       -------       -------       -------
Gross profit.......................................          9,822          7,814         8,530        10,614        11,077
                                                           -------        -------       -------       -------       -------
Research and development costs, net................            334            257           204           120           125
Selling and marketing expenses.....................          1,509          1,510         1,483         1,958         1,894
General and administrative expenses................          3,472          3,235         2,994         3,476         3,793
                                                           -------        -------       -------       -------       -------
                                                             5,315          5,002         4,681         5,554         5,812
                                                           -------        -------       -------       -------       -------
Operating income ..................................          4,507          2,812         3,849         5,060         5,265
Financial income (expenses), net...................            211            (78)           99           (25)           87
Other income (loss), net...........................            752             (1)            8            24            54
                                                           -------        -------       -------       -------       -------
Income from continuing  operations before taxes on
   income..........................................          5,470          2,733         3,956         5,059         5,406
Taxes on income....................................             23             75           367         1,225         1,667
Equity in net loss of affiliates...................             --             --            --            --            --
Net income ........................................         $5,447         $2,658        $3,589        $3,834        $3,739
                                                           =======        =======       =======       =======       =======
Basic net earnings per share ......................          $1.22          $0.59         $0.80         $0.85         $0.72
Diluted net income per share.......................          $1.13          $0.57        $$0.77         $0.78         $0.67

Weighted average number of shares used in computing
   basic and diluted net income per  share.........          4,483          4,483         4,483         4,510         5,166
Weighted average number of shares used in computing
   diluted net income per share....................          4,651          4,671         4,483         4,907         5,564
Cash dividend per share............................             --             --            --         $0.70         $1.18

Balance Sheet Data:                                                        As of December 31,
                                             --------------------------------------------------------------------------------
                                                  2000            2001            2002            2003             2004
                                             ---------------- -------------- --------------- ---------------- ---------------
Working capital.............................    $17,256           $18,510        $19,685         $22,336         $26,680
Total assets................................     31,819            30,426         35,318          39,392          41,264
Long-term debt, excluding current
   maturities...............................      5,417             3,316          3,362           3,793           4,111
Shareholder's equity........................    $21,190           $23,848        $25,419         $28,684         $32,526


     B. Capitalization and Indebtedness

         Not applicable.

     C. Reasons for the Offer and Use of Proceeds

         Not applicable.

     D. Risk Factors

         Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Our Industry

We rely on the aerospace industry and the continued financial crisis in this industry may adversely affect our sales in the future.

         We sell our products and services primarily to the commercial and military aerospace industry. Sales to customers in these markets generally fluctuate with changes in military expenditure budgets and the rate of new aircraft construction, levels of which have been declining over the past few years. Moreover, since 2001, and especially following the tragic events of September 11, 2001, the commercial airline industry has suffered from economic decline that caused the bankruptcy of several airlines and imposed financial constraints on the entire industry. As a result of these conditions, the sales of our products may decrease in the future. The continuance of the crisis in the commercial aviation industry will adversely affect our business, financial condition and results of operations.

We derive a large part of our revenues from several major customers. If we lose any of these customers or they reduce the amount of business they do with us, our revenues may be seriously affected.

         One of our non-governmental customers accounted for approximately 15.4% of our revenues in 2004. Four customers accounted for a total of approximately 43.1% of our revenues in 2004, three customers accounted for approximately 40.3% of our revenues for the year ended December 31, 2003 and four customers accounted for a total of approximately 46.1% of our revenues in 2002. We can't be sure that any of these customers will maintain the same volume of business with us in the future. If we lose any of these customers or they reduce the amount of business they do with us, our revenues may be seriously affected.

We derive a large part of our revenues from government business. A loss of all, or a major portion, of our revenues from government contracts could have a material adverse effect on our operations.

         A portion of our revenues are from contracts with the U.S. and Israeli Governments, acting through their various departments and agencies. Sales to the U.S. and Israeli governments, accounted for approximately 10.6% and 2.6% of our revenues for 2004, respectively, approximately 15.3% and 3.3% of our revenues for the year ended December 31, 2003, respectively, and approximately 17.3% and 3.2% of our revenues for 2002, respectively.

         Business with the U.S. and Israeli governments, as well as with the governments of other countries, is subject to risks which are not as relevant in business with private parties. For example:

          o legislative or administrative requirements may delay payment for performance of contracts;

          o our sales to government agencies, authorities and companies are directly affected by these customers' budgetary constraints and the priority given in their budgets to the procurement of our products;

          o since these contracts are generally terminable-at-will, a government may terminate contracts for its convenience, because of a change in its requirements, policies or budgetary constraints, or as a result of a change in the administration; and

          o our costs may be adjusted as a result of audits or we may have increased or unexpected costs causing losses or reduced profits under fixed-price contracts.

         While 58.66% of our revenues is derived from the sale of products for the non-military markets in the United States, Israel and abroad, we believe that the success and development of our business depends upon our ability to participate in the defense programs of the United States, Israel and other governments and the continued commitment by these governments of substantial resources to such programs. A loss of all, or a major portion, of our revenues from government contracts could have a material adverse effect on our operations.

We depend on a limited number of suppliers of components for our products and if we are unable to obtain these components when needed, we would experience delays in manufacturing our products and our financial results could be adversely affected.

         We acquire most of the components for the manufacturing of our products from a limited number of suppliers, most of whom are located in Israel and the United States. Certain of these suppliers are currently the sole source of one or more components upon which we are dependent. Suppliers of some of the components for manufacturing require us to place orders with significant lead-time to assure supply in accordance with our manufacturing requirements. Inadequacy of operating funds may cause us to delay placement of such orders and may result in delays in supply. Delays in supply may significantly hurt our ability to fulfill our contractual obligations and may significantly hurt our business and result of operations. We cannot assure you that we will be able to continue to obtain such components from these suppliers on satisfactory commercial terms.

We may face increased costs and reduced supply of raw materials. There can be no assurance that we will be able to recoup any future increases in the cost of raw materials or in electric power costs through price increases for our products.

         Since 2003, the cost of raw materials used in our production, has fluctuated significantly due to market and industry conditions. The cost of electric power has also increased in the last several years. There can be no assurance that we will be able to recoup any future increases in the cost of raw materials or electric power costs through price increases for our products.

Reduction in military budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.

         A significant portion of our revenues is derived from the sale of products for military applications. These revenues, on a consolidated basis, totaled approximately $13.7 million, or 41.34 % of revenues in 2004, $15.2 million, or 49.7% of revenues, in 2003 and $13.1 million, or 49.7% of revenues, in 2002. The military budgets of a number of countries have been reduced and may be further reduced in the future. Declines in military budgets may result in reduced demand for our products and manufacturing services. This would result in reduction in our core business' revenues and adversely affect our business, results of operations and financial condition.

We operate in a highly competitive field. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

         The market for heat exchangers and other heat transfer products is highly competitive, and we may not be able to compete effectively in our market. Our principal competitors are Honeywell Corporation, or Honeywell, Hamilton Sunstrand, or Hamilton, and Lori Inc., or Lori. Some of our competitors are far larger, have substantially greater resources, including technical, financial, research and development and marketing and distribution capabilities than we have, and enjoy greater market recognition than we have. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

In May 2005, we entered into an agreement for the purchase of Piedmont Aviation Component Services, LLC, subject to certain closing conditions. No assurance can be given that we will be able to successfully operate this company in the future. If this company is unsuccessful, our future results of operations will be adversely affected.

         On May 24, 2005, our subsidiary, Limco-Airepair, Inc., entered into an agreement, subject to certain closing conditions, for the purchase of Piedmont Aviation Component Services, LLC, or Piedmont, a private company based in Kernersville, North Carolina, engaged in the repair and overhaul of various aircraft accessories. Under the terms of the acquisition, we agreed to pay $5.5 million for Piedmont and to repay $9.5 million of its outstanding indebtedness. In 2004, Piedmont had a net lost of $168,000. No assurance can be given that Piedmont will be profitable in the future. If Piedmont is not profitable in the future, we may lose our investment in this company and our future results of operations will be adversely affected.

We may engage in future acquisitions that could dilute our stockholders' equity and harm our business, results of operations and financial condition.

         We have pursued, and will continue to pursue, growth opportunities through internal development and acquisition of complementary businesses, products and technologies. We are unable to predict whether or when any other prospective acquisition will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management's attention. We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets. Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations. Future acquisitions may require substantial capital resources, which may require us to seek additional debt or equity financing.

         Future acquisitions by us could result in the following, any of which could seriously harm our results of operations or the price of our stock:

          o issuance of equity securities that would dilute our current stockholders' percentages of ownership;

          o    large one-time write-offs;

          o    the incurrence of debt and contingent liabilities;

          o difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

          o    diversion of management's attention from other business concerns;

          o    contractual disputes;

          o risks of entering geographic and business markets in which we have no or only limited prior experience; and

          o    potential loss of key employees of acquired organizations.

Rapid technological changes may adversely affect the market acceptance of our products.

         The aerospace market in which we compete is subject to technological changes, introduction of new products, change in customer demands and evolving industry standards. Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products. We cannot assure you that we will be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements; that we will not experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements; or that such enhancements will adequately meet the requirements of the market and achieve any significant degrees of market acceptance. If release dates of our new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition would be materially adversely affected.

We may encounter difficulties with our international operations and sales. We cannot assure you that we will be able to sustain or increase revenues from international operations or that we will not encounter significant difficulties in connection with the sale of our products in international markets or that one or more of these factors will not have a material adverse effect on our future revenues and, as a result, our business, operating results and financial condition.

         While our principal executive offices are located in Israel, 84.7% of our sales in 2004, 84.4% of our sales in 2003 and 83.7% of our sales in 2002 were exports. This subjects us to many risks inherent in international business, including:

          o limitations and disruptions resulting from the imposition of government controls;

          o    changes in regulatory requirements;

          o    export license requirements;

          o    economic or political instability;

          o    trade restrictions;

          o    changes in tariffs;

          o    currency fluctuations;

          o longer receivable collection periods and greater difficulty in accounts receivable collection;

          o difficulties in managing overseas subsidiaries and international operations; and

          o    potential adverse tax consequences.

         We cannot assure you that we will be able to sustain or increase revenues from international operations or that we will not encounter significant difficulties in connection with the sale of our products in international markets or that one or more of these factors will not have a material adverse effect on our future revenues and, as a result, our business, operating results and financial condition.

We face special risks from international sales and currency exchange fluctuations. Since our financial statements are stated in dollars, but not all our expenses are incurred in dollars or incurred in currencies linked to the dollar, our operations have been, and may continue to be, affected by fluctuations in currency exchange rates.

         Export sales represented approximately 42.4% of our revenues in 2004, approximately 43.8% of our revenues in 2003 and 43.3% of our revenues in 2002. We expect exports will continue to be a significant part of our business. This business is subject to various risks common to international activities, such as the need to comply with complex and varied export laws, tariff regulations and regulatory requirements, and political and economic instability in certain regions.

         Since our financial statements are stated in dollars, but not all our expenses are incurred in dollars or incurred in currencies linked to the dollar, our operations have been, and may continue to be, affected by fluctuations in currency exchange rates.

If we do not receive the governmental approvals necessary for the export of our products, our revenues may decrease. Similarly if our suppliers and partners do not receive their government approvals necessary to export their products or designs to us, our revenues might decrease and we may fail to implement our growth strategy.

         Under Israeli law, the export of certain of our products and know-how is subject to approval by the Israeli Ministry of Defense. To initiate sales proposals with regard to exports of our products and know-how and to export such products or know-how, we must obtain permits from the Ministry of Defense. We cannot assure you that we will receive in a timely manner all the required permits for which we may apply in the future.

         Similarly, under foreign laws the export of certain military products, technical designs and spare parts require the prior approval of, or export license from, such foreign governments. In order to maintain our third party production, certain co-development activities and procurements required for the performance of certain contracts, we must receive detailed technical designs, products or products' parts samples from our strategic partners or suppliers. We cannot assure you that we will be able to receive all the required permits and/or licenses in a timely manner. Consequently, our revenues may decrease and we may fail to implement our growth strategy.

We have not registered our intellectual property rights. There is no way to be sure that others will not independently develop such trade secrets and know-how or obtain access thereto, which could adversely affect our business.

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

Our products may infringe on the intellectual property rights of others.

         Third parties may assert infringement claims against us or claims that we have violated a patent or infringed on a copyright, trademark or other proprietary right belonging to them. In addition, any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend.

We are dependent on our senior management and key personnel, whose loss could adversely affect our business.

         Our future success depends in large part on the continued services of our senior management and key personnel. We do not carry key-person life insurance on our senior management or key personnel. Any loss of the services members of senior management or other key personnel could negatively and materially affect our business.

Compliance with the changing corporate governance regulations and public disclosure requirements may result in additional expenses.

         Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission regulations and NASDAQ Stock Market rules, are creating uncertainty for companies such as ours. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities, which could harm our operating results and business prospects.

The results of legal proceedings are difficult to predict and an unfavorable resolution of a lawsuit or proceeding could have a material adverse effect on our business.

         We are, and have been in the past, a party to various lawsuits, including employment claims, and other legal proceedings in the normal course of our business. See "Item 8 - Financial Information." Legal proceedings can be expensive, lengthy and disruptive to normal business operations, regardless of their merit. Moreover, the results of complex legal proceedings are difficult to predict and an unfavorable resolution of a lawsuit or proceeding could have a material adverse effect on our business, results of operations or financial condition.

Risk Factors Related to Our Ordinary Shares

Our share price has been volatile in the past and may decline in the future.

         Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

          o    quarterly variations in our operating results;

          o operating results that vary from the expectations of securities analysts and investors;

          o    changes in expectations as to our future  financial  performance,
               including   financial   estimates  by  securities   analysts  and
               investors;

          o announcements of technological innovations or new products by us or our competitors;

          o announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

          o    changes in the status of our intellectual property rights;

          o    announcements   by  third  parties  of   significant   claims  or
               proceedings against us;

          o    additions or departures of key personnel;

          o    future sales of our ordinary shares;

          o    de-listing of our shares from the NASDAQ SmallCap Market; and

          o    stock market price and volume fluctuations.

         Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

         In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources both of which could have a material adverse effect on our business and results of operations.

Substantial future sales of our ordinary shares by our principal shareholders may depress our share price.

         If our principal shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding warrants, or convertible notes, or if the perception exists that our principal shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity-related securities in the future at a time, in a place and on terms we deem appropriate.

Risks Relating to Our Location in Israel

Because we have significant operations in Israel, we may be subject to political, economic and other conditions affecting Israel that could increase our operating expenses and disrupt our business.

         We are incorporated under the laws of, and our executive offices, manufacturing plant and research and development facilities are located in, the State of Israel. Although most of our sales are made to customers outside Israel, we are nonetheless directly affected by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel.

         Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any continuation of, or further escalation in, these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

         Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses had, and may in the future continue to have, an adverse impact on our operations, our financial results or the expansion of our business. No predictions can be made as to whether or when a final resolution of the area's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development or our operations.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

         Many of our executive officers and employees in Israel are obligated to perform annual military reserve duty and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

The economic conditions in Israel have not been stable in recent years. Our operations could be adversely affected if the economic conditions in Israel deteriorate.

         In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel deteriorate.

We may be adversely affected by a change in the exchange rate of the NIS against the dollar. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period to period comparisons of our results.

         Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period to period comparisons of our results. In 2001 and 2002, the rate of devaluation of the NIS against the dollar was 9.3% and 7.3%, respectively, while in 2003 and 2004 the NIS appreciated in value in relation to the dollar by 7.6% and 1.6%, respectively. A portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. Our results may be adversely affected by the devaluation of the NIS in relation to the dollar (or if such devaluation is on lagging basis), if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by an appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

         Service of process upon our directors and officers and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, substantially all of our assets, all of our directors and officers and the Israeli experts named in this annual report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

         There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

Provisions of Israeli law may delay, prevent or make the acquisition of our company difficult, which could prevent a change of control and therefore depress the price of our shares.

         Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

         We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

     Item 4. Information on the Company

     A. History and Development of the Company

         We were incorporated under the laws of the State of Israel in April 1985 under the name Galaxy Graphics Ltd., or Cresta Ltd. In August 1986 we changed our name to Galagraph Ltd. In May 1992 we changed our name to TAT Technologies Ltd. We are a public limited liability company under the Israeli Companies Law 1999-5759, or the Israeli Companies Law, and operate under this law and associated legislation. Our registered offices and principal place of business are located at Re'em Industrial Park Neta, Boulevard Bnei Ayish, Gedera, Israel 70750 and our telephone number is 972-8-859-5411. Our mail address is P.O. Box 80, Gedera, Israel 70750. Our address on the Internet is www.tat.co.il. The information on our website is not incorporated by reference into this annual report.

         We are principally engaged in the manufacture and sale of a broad range of heat transfer equipment used in mechanical and electronic systems on-board commercial and military aircraft and in a variety of other electronic equipment. These systems, which include environmental control, avionics cooling and other mechanical and electronic systems, generate heat during operation that must be removed and dissipated in order to function properly. We are also engaged in the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components manufactured by us, and other companies. In addition, we manufacture, sell and service certain related products for use in aircraft and electronic systems.

         We were founded in 1985 to develop the computerized systems business of our parent company, TAT Industries, a publicly held Israeli corporation engaged in the manufacture and sale of aeronautical equipment. In December 1991, we acquired the heat exchanger operations of TAT Industries. In February 2000, we entered into an agreement with TAT Industries to purchase its operations relating to the manufacture of aviation accessories and the lease of certain real estate and buildings.

         We conduct business in the United States through our wholly owned subsidiary Limco-Airepair International Inc. ("Limco-Airepair"), which is certified by the Federal Aviation Administration, or FAA, to engage in the remanufacture, overhaul and repair of heat transfer equipment for the aviation industry.

         In March 1987, we completed an initial public offering of our securities in the United States. We were listed on NASDAQ National Market under the symbol "TATTF" from our initial public offering until July 1998 when the listing of our ordinary shares was transferred to the NASDAQ SmallCap Market.

         On June 15, 2004, we entered into a share purchase agreement with T.O.P, Limited Partnership, or T.O.P., a wholly-owned subsidiary of Ta-Tek Ltd., an Israeli private company wholly-owned by FIMI Opportunity Fund. Under the agreement we sold 857,143 of our shares to T.O.P for $6,000,001. T.O.P was given certain demand and piggy-back registration rights with respect to these shares. As part of the transaction, our parent company, TAT Indusries, and T.O.P entered into a shareholders' agreement, which provides among other things that T.O.P will have the right to designate three members to serve on our Board of Directors. The shareholders' agreement also provides for: (i) certain standard bring-along and tag-along rights; (ii) a right of first refusal with respect to any shares proposed to be sold by any of the parties; (iii) a lock-up whereby no party may sell more than 150,000 shares prior to June 2006, and (iv) a standstill restriction, which provides that T.O.P will not purchase (in the open market or otherwise) such number of shares that would increase its holdings of our shares to more than 35%.

         As part of the transaction, T.O.P received warrants to purchase an aggregate of 500,000 of our ordinary shares at $8.50 per share, which price was adjusted to $7.32 per share because of our 2004 dividend payment. The warrants are exercisable for 66 months. In addition, we entered into a credit line agreement with FIMI, which provides for a line of credit in an amount of up to $2,000,000. Loans made pursuant to the credit line bear interest at 5% per annum and are repayable on or before December 15, 2009. We will pay an annual commitment fee equal to 0.5% of the amount of the credit line. We also entered into a management agreement which provides that we will engage FIMI to provide certain management services to us in exchange for annual payments equal to 3% of our operating profit exceeding $500,000; provided, however, that in no event will the total management fees in any given year exceed $250,000. The agreements were approved by our shareholders on August 10, 2004.

         On May 24, 2005, our subsidiary, Limco-Airepair, Inc., entered into an agreement, subject to certain closing conditions, for the purchase of Piedmont, a private company based in Kernersville, North Carolina, engaged in the repair and overhaul of various aircraft accessories. Under the terms of the acquisition, we agreed to pay $5.5 million for Piedmont and to repay $9.5 million of its outstanding indebtedness. Piedmont is a recognized leader in the overhaul, repair, maintenance, service and supply of propellers, landing gear and APU/LRU units. In addition, we agreed to pay Piedmont former shareholders $200,000 per year, for a term of three years, in consideration for their obligation not to compete with Piedmont during this period.

     B. Business Overview

Industry Overview
-----------------

         We manufacture a complete line of heat transfer equipment both in the United States and Israel, including heat exchangers, precoolers, oil coolers and cold plates, or Heat Transfer Equipment. Heat Transfer Equipment facilitates the necessary removal and dissipation of heat generated during the operation of mechanical and electronic systems. Our Heat Transfer Equipment is generally integrated into a complete cooling system. Using our technological expertise, we design each of our heat transfer products to meet the specific space, power, performance and other needs of our customers. Heat Transfer Equipment is marketed worldwide for applications in commercial and military aircraft and electronic systems, the primary users of such equipment. Our customers include Liebherr-Aerospace Toulouse S.A, or Liebherr, Boeing Mcdonnell Douglas Aerospace, or Boeing, Israel Aircraft Industries, or IAI, and Cessna Aircraft Company, or Cessna, as well as the United States Air Force and Navy. Such customers typically enter into supply contracts with us pursuant to which we manufacture specified Heat Transfer Equipment in connection with the customers' production or retrofitting of particular aircraft equipment. Such supply contracts are generally for a period of between one to four years.

         We are also engaged in the remanufacture, overhaul and repair of heat transfer and other aviation equipment, or Overhaul Services. Heat transfer products typically require Overhaul Services or replacement after three to five years of service. Remanufactured units are generally given the same warranties as are provided by the original manufacturers of new units of the same type. We primarily market our Overhaul Services to major commercial airlines, such as, KLM Royal Dutch Airlines, or KLM, Lufthansa Technic, or Lufthansa, S.R Technic, Fedex Corp., or Fedex, and Sabena Technic, or Sabena.

         In addition, we design, develop and manufacture aviation accessories. These accessories include fuel components, such as valves and pumps, secondary power systems, various instrumentation and electronic assemblies. Customers for our design, development and manufacture of aviation accessories include Lockheed-Martin Corp, or Lockheed-Martin, Teledyne Continental Motors, or Teledyne, Israeli Air Force, IAI, as well as the United States Air Force and Navy. We currently overhaul secondary and emergency power systems and jet fuel starters for F-16s, fuel injection governors, power and cooling turbines and valves. Customers for our systems overhaul services include the Israeli Air Force, IAI, NATO air forces, as well as the United States Air Force and Navy.

         We also design, develop, manufacture and market military air conditioning systems, or AC Systems, and market nuclear, biological, and chemical systems, or NBC Systems, produced by other manufacturers, used in military shelters, tents and armored vehicles. These systems are marketed worldwide to government agencies and to shelter manufacturers. We market our products and services both through our internal marketing staff and through a worldwide network of independent representatives. These efforts are coordinated and directed by our internal marketing personnel. We implemented our current marketing network following the acquisitions of Airepair International Inc., or Airepair, and Limco Manufacturing Corporation, or Limco, in order to capitalize on the complementary products and services of those businesses.

Market and Business Strategy

         Our principal growth strategy both in the United States and Israel is to: (i) expand our heat transfer business in existing and new markets; (ii) provide overhaul and repair services for additional aircraft components; (iii) expand our marketing of overhaul and repair services to additional segments of the aerospace industry; and (iv) use our technological expertise to expand into related businesses.

         Capitalizing on the continuing trend in the aerospace industry to reduce costs by prolonging the useful life of existing equipment, we have initiated a concentrated marketing effort for our Overhaul Services, which was previously provided only to widebody commercial aircraft. This marketing strategy has enabled us to penetrate the regional, helicopter, general aviation and military aircraft markets. In addition, we have targeted the after sale market for certain of our products other than Heat Transfer Equipment.

         We have identified the electronics industry as a market with significant growth potential for our Heat Transfer Equipment. For the past several years we have been engaged in the design, development and manufacture of electronic heat dissipation equipment such as cold plates, heat sinks, cold walls and other components which remove and dissipate heat from electronic systems. Our Heat Transfer Equipment is currently used primarily in airborne radar systems, electronic warfare packages, avionics, electronic pods and other airborne electronic systems. Our customers for these products include Elta Electronics Industries Ltd. (a subsidiary of I.A.I. Ltd.), or Elta, Rafael Armament Development Authority Ltd, Elisra Electronics Systems Ltd. and El-Op Electronics Industries Ltd. (a division of Elbit).

         We have also identified the need to use new materials and brazing technologies to reduce and optimize the volume and weight of the heat transfer equipment.

         We believe that our technical expertise in the field of heat transfer will facilitate our entry into related businesses.

         In April 1999, we entered into a license and technical assistance agreement with a subsidiary of Liebherr, a large international corporation, Liebherr-Aerospace Toulouse S.A France, or Liebherr France. Pursuant to this agreement, we have supplied intellectual property, technology and technical assistance for the development and manufacturing of certain types of advanced aeronautical equipment for a total of $4,250,000 payable over the next three to five years. As of June 16, 2005, we have received $4,188,750 in payments. In addition, pursuant to the agreement, beginning on the date Liebherr France starts producing any of the products for which we supplied intellectual property, technology and technical assistance, and for a period of ten years thereafter, any order that Liebherr France receives for the production of such products will be divided between them and us 50% each, and in addition, Liebherr France will pay us royalties of 7.5% on the income from its 50% of portion of such order.

         In May 1999, we entered into an agreement with ENERCO, an Israeli company, to acquire the know-how and production rights of its line of military air conditioning systems which are used in military communication shelters, mobile shelters and armored vehicles for $274,500 and royalty payments ranging from 1.5% to 5% of sales from 1999 through 2006.

Products and Services

         The table below sets forth, for the periods indicated, the revenues derived from sales, and the percentage of total revenues, of our products and services:

                                                                                 Years Ended
                                                         December 31, 2003                         December 31, 2004
                                               --------------------------------------    --------------------------------------
                                                                           (amounts in thousands)
                                               --------------------------------------------------------------------------------
                                                    Amount             Percent                Amount             Percent
                                                    ------             -------                ------             -------
   Revenues derived
    from sale of
    Heat Transfer Equipment and
    aeronautical accessories
    manufacturing.                                  $19,255              62.8%                $20,724              62.3%
   Overhaul services......................           10,589              34.5%                 11,398              34.3%
   Other products.........................              838               2.7%                  1,121               3.4%
                                                    -------             ------                -------             ------
   Total ..................................         $30,682             100.0%                $33,243             100.0%
                                                    =======             ======                =======             ======

         Heat Transfer Equipment
         -----------------------

         We manufacture wide range of Heat Transfer Equipment both in the United States and Israel. Heat Transfer Equipment, such as heat exchangers, precoolers, evaporators, oil coolers and cold plates, are integral components used in a wide variety of environmental control systems and mechanical and engine systems, as well as a wide range of electronic systems. These systems generate heat during operation that must be removed and dissipated. Heat transfer equipment components facilitate the exchange of the heat created through the operation of these systems by transmitting the heat from a hot medium (air, oil or other fluids) to a cold medium for disposal.

         As a component in a larger operating system, heat transfer equipment must be efficient, compact, lightweight and reliable. In the aerospace industry in particular, there is a constant need for improvements in performance, weight, cost and reliability. In addition, as electronic systems become smaller and more densely packed, the need for sophisticated and efficient heat transfer equipment to serve the cooling functions becomes more critical. Using our technological expertise, we believe we are well positioned to respond to these industry demands through continued new product development and product improvements.

         Our principal Heat Transfer Equipment includes air-to-air heat exchangers and precoolers and liquid-to-air heat exchangers. Typically, the air-to-air heat exchangers and precoolers cool a jet engine's hot "bleed air" which, when cooled, is then used in the aircraft's air conditioning, pressurization and pneumatic systems. The liquid-to-air heat exchangers cool liquids such as engine oil, hydraulic oil and other liquid coolants used in other systems.

         We provide anywhere from one to all of the different types of heat transfer equipment in certain aircraft. Widebody planes require approximately seven different types of heat transfer equipment, while regional aircraft and helicopters contain approximately three types. Our heat exchangers and precoolers, which are types of heat transfer equipment found in most aircraft, are generally sold for between $1,000 and $20,000 per unit.

         A substantial portion of our Heat Transfer Equipment is sold to customers in connection with the original manufacture or retrofitting of particular aircraft equipment. We generally enter into long-term supply contracts with our customers, which require us to supply Heat Transfer Equipment as part of a larger project.

         We also manufacture heat dissipation equipment, such as evaporators, cold plates, cooling chests, heat sinks and cold walls (which may be air-to-air, liquid-to-air or liquid-to-liquid), which control and dispose of heat emitted by the operation of various electronic systems. These heat dissipation products are currently utilized mainly in radar systems, avionics, electronic warfare systems and various pods for targeting, navigation and night vision.

         Our Heat Transfer Equipment has been marketed worldwide for applications in commercial and military aircraft and electronics systems, the primary users of such equipment. Our customers for Heat Transfer Equipment include: Liebherr France, Boeing, IAI and Cessna, as well as the United States Air Force and Navy. As a result of the specialized nature of the systems in which our parts are included, spare and replacement parts for the original heat transfer systems are usually provided by us.

         Remanufacture, Overhaul and Repair Services
         -------------------------------------------

         We remanufacture, overhaul and repair heat transfer equipment through our subsidiary's FAA certified repair station. We primarily market Overhaul Services to major commercial airlines, such as,

KLM and Lufthansa. We are also engaged with the United States Government and Navy in overhaul and repair of military heat transfer products.

         Heat transfer products typically require Overhaul Services or replacement after three to five years of service. We offer our customers repair services on three levels. If the damage is significant, we will remanufacture the unit, which generally entails replacing the core matrix of the damaged or old heat transfer product in lieu of replacing the entire unit with a new one. We design and develop these customized remanufacture programs as cost effective alternatives to new part replacement. In cases of less severe damage, we will either overhaul or repair the unit as necessary. Remanufactured units carry warranties identical to those provided with new units.

         We currently overhaul secondary and emergency power systems and jet fuel starters for F-16s, fuel injection governors, power and cooling turbines and valves. Our customers for our systems overhaul services include the Israeli Air Force, IAI, NATO air forces, as well as the U.S. Air Force and Navy.

         System Design, Development and Manufacture
         ------------------------------------------

         We are engaged in the design, development and manufacture of aviation accessories. These accessories include fuel component systems, such as valves and pumps, secondary power systems, various instrumentation and electronic assemblies. Our customers for the design, development and manufacture of aviation accessories include Lockheed-Martin, Boeing, Teledyne, Israeli Air Force, IAI, as well as the U.S. Air Force and Navy.

         Conventional Air Conditioning Systems
         -------------------------------------

         We offer a wide range of highly reliable and affordable military AC systems, featuring high performance and simplicity. We manufacture a comprehensive line of versatile AC systems, which provide a complete solution for application where heat removal is essential. Simple installation, maintenance and easy integration make the systems user-friendly. The units meet the MIL-STD-810 and MIL-STD-461 requirements and are designed for operation in difficult climatic conditions. Our AC systems have been installed on military communications shelters, mobile shelters, and armored vehicles and used in many other military applications. Beside our standard units, we may propose custom-made systems as per customer specification. The know-how on military AC Systems has been transferred to our U.S. subsidiary, Limco-Airepair, and they have initiated partial production on their premises. Our revenues from sales of AC systems from 2002 through 2004 were not material.

         Nuclear, Biological, and Chemical Systems
         -----------------------------------------

         We market NBC systems manufactured by Bet-El Industries Ltd. as a complementary solution for our AC systems. These systems are usually offered by us to customers who ask for complete solution. Our revenues from sales of NBC systems from 2002 through 2004 were not material.

Sales and Marketing

         We derive our revenues mainly from sales to customers in the United States, Israel and Europe. The geographic distribution of such sales is as follows:

Geographic Region
-----------------                                                   Years Ended
                                  ---------------------------------------------------------------------------------
                                           December 31, 2003                           December 31, 2004
                                  -------------------------------------       -------------------------------------
                                                               (Amounts in thousands)
                                       Amount             Percent                  Amount             Percent
                                       ------             -------                  ------             -------
Israel..........................        $4,796            15.63%                    $5,095            15.33%
Other Asian countries...........         1,845             6.02%                     1,430             4.30%
United States...................        15,441            50.32%                    17,569            52.85%
Europe..........................         8,340            27.18%                     8,736            26.28%
Other...........................           260             0.85%                       413             1.24%
                                       -------           -------                   -------            ------
    Total ......................       $30,682           100.00%                   $33,243            100.00%

         We market our products and services through our internal marketing staff and a worldwide network which consists of independent representatives. These efforts are coordinated and directed by our internal marketing personnel. Our representatives are strategically located near key customer sites in certain offices throughout the United States, in addition to offices in Europe, Asia, the Middle East and South America. We implemented our current marketing network following the acquisitions of Airepair and Limco in order to capitalize on the complementary products and services of these businesses and the increased customer base. Representatives are in regular contact with engineering and procurement personnel and program managers of existing and target customers to identify new programs and needs for our products, obtain requests for quotations and identify new product opportunities. Our marketing activities also include advertising in technical publications which target heat transfer equipment and related markets, attending exhibitions, trade shows and professional conferences, organizing seminars and direct mailing of advertisements and technical brochures to current and potential customers.

Major Customers

         Our products and services are provided worldwide to original equipment manufacturers, or OEMs, and end-user customers in the commercial, military and industrial markets. Our major customers include OEMs such as Liebherr, Lockheed-Martin, Hamilton, Cessna, IAI and Boeing and end-users such as, KLM, Lufthansa, S.R Technic, Fedex, Sabena and the U.S. Air Force and Navy. During the fiscal years ended December 31, 2002, 2003 and 2004, Elta accounted for approximately 11.9%, 15.3% and 10.1%, respectively, of our revenues. For the fiscal years ended December 31, 2002, 2003 and 2004, Liebherr accounted for 12.8%, 12.9%, and 15.41%, respectively, of our revenues.

         Sales to the U.S. and Israeli governments, acting through their various departments and agencies, accounted for approximately 17.3%, 3.2% of our revenues in 2002, respectively, approximately 15.3% and 3.3% of our revenues in 2003, respectively, and approximately 10.6%, 2.6% of our revenues in 2004, respectively. Government contracts are generally terminable by the government at will.

Product and Service Warranties

         We provide warranties for our products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product. To date, our warranty costs have not been substantial.

Engineering and Manufacturing

         We maintain a staff of 226 employees in engineering and manufacturing to design, manufacture, remanufacture, repair and test products. Our engineering department is responsible for the design and development of all heat exchangers and other products as well as the methods, tooling, test instructions and test equipment. Our engineering staff has extensive knowledge and experience related to our Heat

Transfer Equipment. Most of our product lines have a designated project manager who is an experienced engineer and is in charge of all the activities in his area. The product manager interfaces with the customer, engineering department, manufacturing department and vendors, and is responsible for all aspects of the program including scheduling, adherence to specifications, customer support and reporting.

         In general, we have manufacturing capabilities for most of the parts and accessories of our Heat Transfer Equipment. We also manufacture the necessary tools, fixtures, test equipment and special jigs required to manufacture, assemble and test these products. We have developed proprietary design techniques and computer-aided design software which assists in the mechanical design and manufacturing of our products. All products are inspected and tested by trained inspectors using highly sophisticated test equipment in accordance with customer requirements.

         We are dependent upon single sources of supply for certain components, and seek to maintain an adequate inventory of all imported components. Our Israeli operations employ the services of a purchasing agent, a corporation which is wholly-owned by certain of our officers and directors. See Item 13. "Interest of Management in Certain Transactions."

Source and Availability of Raw Materials

         We acquire most of the components for the manufacturing of our products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States. Certain of these suppliers are currently the sole source of one or more components upon which we are dependent. Since many of our purchases require long lead-times, a delay in supply of an item can significantly delay the delivery of a product. To date, we have not experienced any particular difficulty in obtaining timely deliveries of necessary components. We depend on a limited number of suppliers of components for our products and if we are unable to obtain these components when needed, we would experience delays in manufacturing our products and our financial results could be adversely affected. See Item 3.D. Risk Factors."

Regulation

         Our operations in the United States are regulated by the FAA and the U.S. Department of Defense. We are required to comply with FAA regulations, which generally requires us to obtain FAA approval prior to the sale of new products for aircraft applications. We currently hold all necessary FAA authorizations required for the production of our products. In addition, we hold an FAA repair station certificate which permits us to provide our Overhaul Services. We are also required to comply with the U.S. Department of Defense federal acquisition regulations, which governs all of our work for military applications.

          Our operations in Israel are subject to supervision by the Ministry of Defense and Civil Aviation Administration. We are certified by the Israeli Air Force for the Ministry of Defense for both manufacturing and maintenance. We are also licensed as a repair station for certain components by the Israeli Civil Aviation Administration. In addition, our export of certain products and/or know-how is subject to approval by The Foreign Defense Assistance and Defense Export Organization of the Israeli Ministry of Defense, or SIBAT. Permits from SIBAT must be obtained for the initiation of sales proposals with regard to such exports, as well as for the actual exports of such products.

Backlog

         On June 20, 2005, we had a backlog of approximately $19 million for products to be delivered through December 31, 2007. On June 15, 2004, we had a backlog of approximately $28.0 million for products to be delivered through December 31, 2005. We anticipate that approximately $8 million of our backlog at June 20, 2005 will be delivered by December 31, 2005, approximately $9, million by December 31, 2006 and approximately $2 million by December 31, 2007.

Markets

         We sell our products to various air forces and companies. Our main market is in United States with 52.85% of our sales in 2004, 50.32% in 2003 and 51.48% in 2002. The second largest market is Europe with 26.28% of our sales in 2004, 27.18% in 2003 and 26.18% in 2002. Israel is our third largest market with 15.33% of our sales in 2004, 15.63% in 2003 and 16.27% in 2002. Sales to the
rest of the world accounted for 5.54%, 6.87% and 6.06% of our sales in 2004, 2003 and 2002, respectively.

Competition

         The heat transfer field requires specialized technology, equipment and facilities, an experienced technical and engineering staff, as well as highly sophisticated and trained technicians. Although these factors have tended to limit the number of manufacturers who enter this field, it nonetheless remains very competitive. The major manufacturers in the field are Honeywell and Hamilton. Other manufacturers in the United States are Hughes-Treitler Manufacturing Corp., Stewart Warner South Wind Corp., United Aircraft
Products, Lytron Inc. and Lockhart Industries Inc., and manufacturers based in Europe include I.M.I. Marston Ltd., Normalair Garrett Ltd. ,or NGL, Secan and Behr.

         Our major competitor in the Overhaul Services business is Lori, a subsidiary of Honeywell, a U.S. company. Other competitors include Secan and NGL, which are based in Europe.

Export Policy

         Exports of military related products are subject to the military export policy of the State of Israel. Current Israeli Government policy encourages export to approved customers of military products similar to those manufactured by us, provided that such export does not run counter to Israeli policy or national security considerations. We must obtain a permit to initiate a sales proposal and ultimately an export license for the transaction is required. We cannot assure you that we will obtain export permits or licenses in the future or that governmental policy with respect to military exports will not be altered. However, to date we have not encountered any significant difficulties in obtaining necessary permits or licenses for sale of our products.

Fixed Price Contracts

         Our contracts with the government of Israel, its agencies and other foreign governments, are generally fixed price contracts. Under fixed price contracts, the price is not subject to adjustment by reason of the costs incurred in the performance of the contracts, as long as the costs incurred and work performed fall within governmental guidelines. Under our fixed price contracts, we assume the risk that increased or unexpected costs may reduce our profits or generate a loss. This risk can be particularly significant under a fixed price contract for research and development involving a new technology. Our books and records may be subject to audits by the Israeli Ministry of Defense and other governmental agencies including the U.S. Department of Defense. These audits may result in adjustments to contract costs and profits.

Proprietary Rights

         At the present time we do not own any patents. We rely on laws protecting trade secrets, and consider such items proprietary, but believe that our success depends less on the ownership of such proprietary rights than on our innovative skills, technical competence marketing and engineering abilities. We have no existing material registered trademarks.

     C. Organizational Structure

         We are 51.52% owned by TAT Industries, an Israeli publicly held corporation, engaged in the manufacture and sale of aeronautical equipment.

         Our wholly-owned subsidiary, Limco-Airepair is incorporated under the laws of Oklahoma and located in Tulsa, Oklahoma.

     D. Property, Plants and Equipment

         Our executive offices, research and development and manufacturing facilities in Israel are located in a 31,679 square feet facility located in Park Re'em near Gedera. The land of this facility is leased from the Israeli government pursuant to a lease that expires in 2020, which was assigned, but not registered, to us by TAT Industries in connection with our acquisition of TAT Industries' heat exchanger operations. See Item 7 "Major Shareholders and Related Party Transactions."

         In connection with the purchase of the operations of TAT Industries in February 2000, we and TAT Industries entered into a lease agreement, pursuant to which we are leasing from TAT Industries an area of approximately 329,000 square feet, including 90,000 square feet of buildings, for a period of 24 years and 11 months. We pay TAT Industries annual rental fees of approximately $300,000, with an additional incremental payment of 2% per year. For the year ended December 31, 2004, we paid $324,000. The rental fees are subject to revaluation every fifth year.

         Our subsidiary, Limco-Airepair Inc. owns its Tulsa, Oklahoma facility, which consists of approximately 55,000 square feet.

         Management believes that our present facilities are well maintained, in good condition and are sufficient for us to continue to operate and meet our production needs. Our utilization of our production capacity varies from time to time based on fluctuations in our business and other factors.

     Item 5. Operating and Financial Review and Prospects

     A. Operating Results

         The following discussion and analysis should be read in conjunction with our consolidated audited financial statements and the notes thereto, included elsewhere in this annual report.

Certain Critical Accounting Policies

         Our consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are both most important to the portrayal of our financial condition and results of operations and require our management's most difficult, subjective and complex judgments and estimates. Actual results could differ from those estimates.

         In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. Our management has reviewed these critical accounting policies and related disclosures with the Audit Committee.

         Our management believes the significant accounting policies which affect management's more significant judgments and estimates used in the preparation of our consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the our reported financial results include revenue recognition and inventory valuation.

Revenue Recognition

         We derive our revenue primarily from two sources: product revenues and service revenues. Revenue related to sales of our products is generally recognized when persuasive evidence of an arrangement exists; the product has been delivered and title and risk of loss have passed to the buyer; the sales price is fixed and determinable, no further obligations exist, and collectibility is probable. Revenues from remanufacture repair and overhaul services are recognized as services are performed.

Inventory Valuation

         Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time frames, valuation of existing inventory, as well as product lifecycle and product development plans. The business environment in which we operate, the wide range of products that we offer and the relatively short sales-cycles we experience all contribute to the exercise of judgment relating to maintaining and writing-off of inventory levels. The estimates of future demand that we use in the valuation of inventory are the basis for our revenue forecast, which is also consistent with our short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from non-moving items. Inventory management remains an area of management focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements.

Finished Good Policy

         We manufacture the majority of our goods based on purchase orders received in advance. Accordingly, we do not manufacture any goods for stock. However, we do maintain a small quantity of finished goods for supporting urgent orders.

Warranty Period Policy

         We provide warranties for our products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product. Based on our experience, warranty expenses have been immaterial and, therefore, we did not record any warranty provision.

Credit Policy

         According to our credit policy, the credit period provided to our local customers is usually "Net plus 60 Days" and occasionally "Net plus 90 days." The credit period provided to our foreign customers varies from "Net plus 60 Days" to "Net plus 180 Days."

         We and our subsidiary's trade receivables are derived mainly from sales to customers in the United States, Israel and Europe. We and our subsidiary generally do not require collateral, however, in certain circumstances we may require letters of credit. Our management believes that credit risks relating to trade receivables are minimal since our customers are financially sound. We and our subsidiary perform ongoing credit evaluation of our customers' financial condition. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.


Marketable securities

         Marketable securities consist of available for sale securities, which are debt securities in which we invested with the intention of holding until the maturity dates of such securities. If it is determined, based on valuations, that a decline in the fair value of any of the investments is not temporary, an impairment loss is recorded and included in the consolidated statements of income as financial expenses.


Legal contingencies

         We are, and have been in the past, a party to various lawsuits, including employment claims and other legal proceedings in the normal course of our business. In determining whether provisions should be recorded for pending litigation claims, we assess the allegations made and the likelihood that our company will successfully defend itself. When our management believes that it is probable that we will not prevail in a particular matter, it then estimates the amount of the provision based in part on advice of legal counsel.


Income taxes and valuation allowance

         We operate within multiple taxing jurisdictions and are subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In management's opinion, adequate provisions for income taxes have been made for all years. Although management believes that its estimates are reasonable, no assurance can be given that the final tax outcome of these issues will not be different than those that are reflected in our historical income tax provisions.

         Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Overview

         Our revenues and cost of revenues may vary significantly from year to year due to fluctuations in the mix of products ordered by customers and in the timing of orders and deliveries. As a result, comparisons of one period to another in any given year are not necessarily an accurate indication of future trends.

         Sales to the United States and Israeli governments accounted for approximately for approximately 15.3% and 3.3%, respectively, of our revenues for 2003 and 10.6% and 3.2%, respectively, of our revenues for 2004. While a substantial portion of our revenues is derived from the sale of products for the non-military market in the United States, Israel and abroad, our management believes that the success and development of our business will continue to depend in part upon our ability to participate in the defense programs of the United States, Israel and other governments. While certain of such defense programs have been reduced or terminated as a result of current political conditions and budgetary constraints, it is not possible to determine the extent to which such reductions have affected our revenues. There can be no assurance that any of these governments will continue to commit the current level of resources to such programs, that we will be able to continue to participate in such programs, or that changes thereto will not materially affect our financial condition. As a result, our historical results of operations and financial position are not necessarily indicative of any future operating results or financial position.

         We maintain our accounts and present our financial statements in dollars, the primary currency of our operations. Transactions and balances denominated in currencies other than the dollar have been presented in dollars based on representative rates of exchange of such currencies.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

         Revenues. Our revenues increased 8.3% to $33.2 million in 2004 from $30.7 million in 2003. The increase in our revenues in 2004 is mainly due to an increase in our sales of products and services to the U.S. market. We expect that our revenues will increase in 2005 as a result of our purchase of Piedmont

          Cost of Revenues. Cost of revenues increased 10.5% to $22.2 million in 2004 from $20.1 million in 2003, representing, 67% and 65% of revenues, respectively. The increase in cost of revenues is mainly due to change in our product mix, and to the worldwide increase in raw material prices. Cost of revenues consists of labor, materials and royalties. We expect that our cost of revenues will increase in 2005.

         Research and Development Costs. Our research and development costs were $0.1 million in both 2004 and 2003. We do not anticipate any material change in our cost of research and development in 2005.

          Selling and Marketing Expenses. Selling and marketing expenses decreased by 3.2% to $1.9 million in 2004 from $2.0 million 2003, representing 5.7% and 6.4% of revenues, respectively. Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, travel and other related expenses. We expect that our selling and marketing expenses will increase in 2005 consistent with the expected increase in revenues.

          General and Administrative Expenses. General and administrative expenses increased 9.1% to $3.8 million in 2004 from $3.5 million in 2003, representing 11.4% and 10.4% of revenues, respectively. In 2004, we kept approximately the same ratio of administration expenses against revenue as in 2003. General and administrative expenses consist primarily of salaries, annual rentals, management services, and other expenses. We expect that our general and administrative expenses will increase consistent with the expected increase in revenues.

         Operating income. Operating income in 2004 increased 4.1% to $5.3 million compared to $5.1 million in 2003.

         Financial Income (Expenses). We reported financial income of $87,000 in 2004 compared to financial expenses of $25,000 in 2003, as a result of the appreciation in value of the exchange rate against the dollar in 2004 and increase in our cash. We expect that our financial expenses will increase in 2005 as a result of the purchase of Piedmont.

         Other Income. We had income of $54,000 in 2004 compared to income of $24,000 in 2003.

         Income Taxes. As a result of the depletion of the tax credits we accumulated in prior years, our total income tax expenses for 2004 amounted to $1.7 million, compared to $1.2 million in 2003.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

         Revenues. Revenues in 2003 amounted to approximately $30.68 million compared to approximately $26.28 million in 2002. The increase in revenues in 2003 compared to 2002 was mainly due to new agreements with aircraft manufacturers and airline companies.

         Cost of Revenues. Cost of revenues increased to approximately $20.1 million in 2003 from approximately $17.8 million in 2002. This increase is a direct result of the increase in revenues.

         Research and Development Costs. Research and development costs decreased to $120,000 in 2003 from $204,000 in 2002.

          Selling and Marketing Expenses. Selling and marketing expenses increased by 32% to $2.0 million in 2003 from $1.5 million 2002, representing 6.4% and 5.6% of revenues, respectively. Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, travel and other related expenses. The increase is a direct result of the increase in revenues.

          General and Administrative Expenses. General and administrative expenses increased 16% to $3.5 million in 2003 from $3.0 million in 2002, representing, 10.4% and 11.3% of revenues, respectively. General and administrative expenses consist primarily of salaries, annual rentals, management services, and other expenses.

         Operating income. Operating income in 2003 increased approximately 31% to $5 million compared to approximately $3.8 million in 2002, as a direct result of an increase in sales.

         Financial Expenses. We had financial expenses of $25,000 in 2003 compared to expenses of approximately $99,000 in 2002, as a result of the devaluation of the NIS against the dollar.

         Other Income. We reported other income of $24,000 in 2003 compared to $8,000 in 2002.

         Income Taxes. As a result of the depletion of tax credits we accumulated in prior years, our total income tax expenses for 2003 amounted to $1.23 million compared to $367,000 in 2002.

Results of Operations

         The following table presents, for the periods indicated, information concerning our results of operations:

                                                                 Year ended December 31
                                                      ---------------------------------------------
                                                       2004               2003               2002
                                                       ----               ----               ----
                                                                     (in thousands)
Revenues
Products...................................           $20,724             $19,255           $15,936
Services and other.........................            12,519              11,427            10,344
                                                       ------              ------            ------
                                                       33,243              30,682            26,280
                                                       ------              ------            ------
Cost of revenues...........................            22,166              20,068            17,750
                                                       ------              ------            ------
Gross profit...............................            11,077              10,614             8,530
                                                       ------              ------             -----
Research and development costs, net........               125                 120               204
Sales and marketing expenses...............             1,894               1,958             1,483
General and administrative expenses........             3,793               3,476             2,994
                                                        -----               -----             -----
                                                        5,812               5,554             4,681
                                                        -----               -----             -----
Operative income...........................             5,265               5,060             3,849
Financial income (expenses), net...........                87                ( 25)               99
Other income...............................                54                  24                 8
                                                           --                  --                --
Income before income taxes.................             5,406               5,059             3,956
Income taxes...............................             1,667               1,225               367
                                                        -----               -----               ---
Net income.................................           $ 3,739             $ 3,834           $ 3,589
                                                      =======             =======           =======

         The following table presents, for the periods indicated, information concerning our results of operations as a percentage of our revenues:

                                                                 Year ended December 31,
                                                ---------------------------------------------------------
                                                           2004               2003              2002
                                                           ----               ----              ----
                                                            %                  %                 %
Revenues
Products...................................                 62                 63                61
Services...................................                 38                 37                39
                                                            --                 --                --
                                                           100                100               100
                                                           ---                ---               ---
Cost of revenues...........................                 67                 65                67
                                                            --                 --                --
Gross profit...............................                 33                 35                33
                                                            --                 --                --
Research and development costs, net........                  0                  0                 1
Sales and marketing expenses...............                  6                  6                 6
General and administrative expenses........                 11                 11                11
                                                            --                 --                --
                                                            17                 17                18
                                                            --                 --                --
Operating income...........................                 16                 17                15
Financial income (expenses) , net                            0                  1                 0
Other income...............................                  0                  0                 0
                                                            --                 --                --
Income before income taxes.................                 16                 16                15
Income taxes...............................                  5                  4                 1
                                                            --                 --                --
Net income.................................                 11                 12                14
                                                            ==                 ==                ==

Recently Issued Accounting Standards

         On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment or SFAS No. 123(R), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation," or SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while Statement 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for us in the first interim period beginning after January 1, 2006. We do not expect a significant impact of this standard on our results of operations and financial position.

Conditions in Israel

         We are incorporated under the laws of, and our principal executive offices and manufacturing facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, and a significant downturn in the economic or financial condition of Israel.

         Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. In 1979, Israel signed a peace agreement with Egypt under which full diplomatic relations were established. In October 1994, a peace treaty was signed between Israel and Jordan which provides, among other things, for the commencement of full diplomatic relations between the two countries. To date, there are no peace treaties between Israel and Syria or Lebanon.

         Since 1993, several agreements have been signed between Israel and the Palestinian representatives concerning conditions in the West Bank and Gaza and outlining several interim Palestinian self-government arrangements. The implementation of these agreements have been subject to difficulties and delays.

         Since September 2000, relations between Israel and the Palestinian Authority have deteriorated and there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. Recently, the Israeli government has resolved to unilaterally evacuate all the Jewish settlements in Gaza Strip and a few settlements in the West Bank. In addition, following the death of Yasser Arafat, the Palestinian Authority has established a new regime which has declared it will take active actions against terrorism and caused the Palestinian terror organizations to commit to halt the execution of acts of terror in Israel. Such commitment has not been observed. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

         Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

         In addition, some of our executive officers and employees in Israel are obligated to perform up to 36 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

         To date, no executive officer or key employee has been recruited for military service for any significant time period. Any further escalation in the hostilities between Israel and the Palestinian Authority into a full scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

         In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passing by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

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

         Israel and the EEC, known now as the "European Union," concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the "EFTA," established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

         Israel receives significant amounts as economic assistance from the United States. In the last several years, Israel has received from the U.S. approximately $3 billion per year. We cannot assure you that U.S. economic assistance will continue, or that the amounts received will not be reduced. If U.S. economic assistance is eliminated or reduced significantly, the Israeli economy could suffer material adverse consequences which may have material adverse impact on our financial condition and results of operations.

Corporate Tax Rate

         Under the Israeli Income Tax Ordinance [New Version], 1980 we are subject to corporate tax at the rate of 35% of taxable income for 2004, 34% for 2005, 32% for 2006 and 30% for 2007 onwards.

         In July 2002, Amendment 132 to the Israeli Income Tax Ordinance ("Amendment 132") was approved by the Israeli parliament and is effective as of January 1, 2003. The principal objectives of Amendment 132 were to broaden the categories of taxable income and to reduce the tax rates imposed on employment income. There are no material implications of the Amendment applicable to us.

          On March 29, 2005, the Israeli parliament approved an amendment to the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, which provides expanded tax incentives for future industrial investments and simplifies the bureaucratic process for obtaining approval of investments qualifying for tax incentives, or the 2005 Amendment. Under the Investment Law, capital investments in new or expanded production facilities in Israel, upon approval by the Israeli Government, can be designated as an approved enterprise. An approved enterprise may receive cash incentives from the Israeli Government or a company may elect the "alternative benefits track" that allows it to forego the cash incentives in favor of certain tax exemptions. The 2005 Amendment primarily relates to the "alternative benefits track" tax incentives which we have elected for our Approved Enterprises. The amendments to the Investment Law include special tax incentives and expedite the approval process for companies that make minimum qualifying investments in fixed assets in production facilities located in Israel. The 2005 Amendment became effective on April 1, 2005. We are currently evaluating the impact of the 2005 Amendment on our business operations.

Impact of Currency Fluctuation and of Inflation

         For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the dollar and other currencies. However, since the institution of the Israeli Economic Program in 1985, inflation, while continuing, has been significantly reduced and the rate of devaluation has substantially diminished. Because governmental policies in Israel linked exchange rates to a weighted basket of foreign currencies of Israel's major trading partners, the exchange rate between the NIS and the dollar remained relatively stable during reported periods.

         The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for such devaluation:

                                                               Israeli inflation
        Year ended    Israeli inflation   Israeli devaluation    adjusted for
       December 31,         rate %               rate %          devaluation %
       ------------         ------          ---------------      -------------
           2000              0                   (2.7)                2.7
           2001              1.4                  9.3                (7.9)
           2002              6.5                  7.3                (0.8)
           2003             (1.9)                (7.6)                5.7
           2004              1.2                 (1.6)                2.8

         Since most of our sales are quoted in dollars and in other foreign currencies, and a significant portion of our expenses are incurred in NIS, our results are adversely affected by a change in the rate of inflation in Israel when such change is not offset (or is offset on a lagging basis) by a corresponding devaluation of the NIS against the dollar and other foreign currencies. We do not use any hedging instruments in order to protect ourselves from currency fluctuation or inflation risks.

     B. Liquidity and Capital Resources

         We have principally financed our operations through cash generated from operations. Cash and cash equivalents and short-term investments were $7.1 million and marketable securities were $1.6 million, totaling $8.7 million as of December 31, 2004, as compared with cash and cash equivalents and short-term investments of $5.0 million and marketable securities of $3.3 million, totaling $8.3 million as of December 31, 2003.

         Net cash provided by operating activities was approximately $1.9 million, $3.8 million and $4.8 million in 2004, 2003 and 2002, respectively. Net cash provided by operating activities for 2004 consisted primarily of net income, plus depreciation less changes in other accounts payable and receivables.

         Net cash provided by investing activities was $1.3 million, $(2.3) million and $(1.0) million in 2004, 2003 and 2002, respectively. Net cash provided by investing activities resulted from sale of marketable securities (available for sale securities). Our capital expenditures consist mainly of the purchase of property and equipment.

         In November 2004, we paid a $1.18 per share cash dividend to our shareholders, which amounted to $7.1 million. The dividend was declared by our Board of Directors after considering alternative means of increasing shareholders value. Our Board determined that the dividend would be more beneficial for our company and its shareholders.

         According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years. In the event cash dividends are declared, such dividends are declared in dollars.

         Net cash used in financing activities was approximately $(1.2) million, $(2.5) million and $(0.5) million in 2004, 2003 and 2002, respectively. Net cash used in financing activities in 2004 was attributable to issuance of shares for $5.7 million, which was offset by a cash dividend payment of $ (7.1) million.

         Our principal sources of liquidity consist of our current cash flow from operations, financial income and our $2 million credit line. We believe that these sources of liquidity will be sufficient to satisfy our operational requirements for 2005.

         We believe that anticipated cash flow from operations and our current cash balances will be sufficient to meet our cash requirements through at least December 31, 2005. Our continued operations thereafter will depend upon cash flow from operations and the availability of equity or debt financing.

         Pursuant to an agreement with European Air Force dated December 20, 2001, our subsidiary Limco-Airepair has a commitment to purchase non-serviceable aircraft spare parts assemblies and complete technical documentation, in the amount of $1,134,000. Pursuant to the agreement, 10% of this amount was paid on December 20, 2001, and the remaining $1,020,600 to be paid according to the terms of the agreement. As of March 31, 2005, approximately $1,093,000 of the commitment had been fulfilled. We entered into an agreement with a third party, to share this purchase commitment and the sales proceeds. The third party has advanced to us approximately $547,000. This amount is included in other payables and accrued expenses.

         On June 15, 2004, we entered into a share purchase agreement with T.O.P., a wholly-owned subsidiary of Ta-Tek Ltd., an Israeli private company wholly-owned by FIMI Opportunity Fund. Under the agreement we sold 857,143 of our shares to T.O.P for $6,000,001. We also granted T.O.P warrants to purchase an aggregate of 500,000 of our ordinary shares at $8.50 per share, which price was adjusted to $7.32 per share because of our 2004 dividend payment. The warrants are exercisable for 66 months. In addition, we entered into a credit line agreement with FIMI, which provides for a line of credit in an amount of up to $2,000,000. Loans made pursuant to the credit line bear interest at 5% per annum and are repayable on or before December 15, 2009. We will pay an annual commitment fee equal to 0.5% of the amount of the credit line. We also entered into a management agreement which provides that we will engage FIMI to provide certain management services to us in exchange for annual payments equal to 3% of our operating profit exceeding $500,000; provided, however, that in no event will the total management fees in any given year exceed $250,000. The agreements were approved by our shareholders on August 10, 2004.

         On May 24, 2005, our subsidiary, Limco-Airepair, Inc., entered into an agreement, subject to certain closing conditions, for the purchase of Piedmont, a private company based in Kernersville, North Carolina, engaged in the repair and overhaul of various aircraft accessories. Under the terms of the acquisition, we agreed to pay $5.5 million for Piedmont and to repay $9.5 million of its outstanding indebtedness. In addition, we agreed to pay former shareholders $200,000 per year, for a term of three years, in consideration for their obligation not to compete with Piedmont during this period. We will fund this acquisition from our working capital and bank loans. In the future we may issue convertibles notes in order to repay part of the bank loans.

     C. Research and Development, Patents and Licenses

         As of June 1, 2005, we had approximately three employees engaged in research and development. We continually utilize our engineering and manufacturing capabilities in the design and development of new products and services and cost effective management techniques.

     D. Trend Information

         There are no significant recent trends that are material to production, sales and inventory, the state of the order book and costs and selling prices since the latest fiscal year.

     E. Off-balance Sheet Arrangements

         We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

     F. Tabular Disclosure of Contractual Obligations

         The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2004 and the effect we expect them to have on our liquidity and cash flow in future periods.

         Contractual Obligations                                   Payments due by Period
----------------------------------------       ------------------------------------------------------------------
                                                                                                            More
                                                              Less than 1                                  than 5
                                                 Total           year         1-3 Years      3-5 Years      years
                                               ----------      ----------   -----------      ---------     ------
Long-term debt obligations .............           -               -              -              -            -
Operating lease obligations.............       $1,765,060      $359,260     $691,800          $714,000        -
Purchase obligations....................         $113,400      $113,400           -              -            -
Total...................................       $1,878,460      $472,660     $691,800          $714,000        -

         Other Obligations

         In addition, pursuant to the terms of the agreement, we entered into a lease agreement, pursuant to which we leased from TAT Industries, effective as of January 1, 2000, the real estate and buildings encompassing an area of approximately 312,000 square feet for a period of 24 years and eleven months. In consideration for the lease agreement, we agreed to pay TAT Industries annual rentals of approximately $300,000, with an additional incremental payment of 2% per year, such rental rates are subject to revaluation every fifth year.

         In addition, we have long-term liabilities for severance pay that is calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. As of December 31, 2004, our severance pay liability was $191,000.

         We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3. "Key Information."

     Item 6. Directors, Senior Management and Employees

     A. Directors and Senior Management

         Our articles of association provide for a board of directors consisting of no less than two and no more than eleven members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of nine directors.

         Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our chief executive officer and by the board of directors. Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable employment agreements.

         Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

    NAME                            AGE     POSITION WITH THE COMPANY
    ----                            ---     -------------------------
    Shlomo Ostersetzer..........     77     Chief Executive Officer and Chairman of the Board of Directors
    Dov Zeelim..................     64     President and Vice Chairman of the Board of Directors
    Israel Ofen.................     56     Executive Vice President and Chief Financial Officer
    Shraga Katz.................     60     Vice President Operations
    Avi Kahana..................     61     Secretary and Manager of Import and Export Division
    Jacob Danan.................     64     Chief Engineer and Vice President of Marketing
    Shaul Menachem..............     58     President - Limco-Airepair
    Eran Frenkel (1) ...........     39     V.P.  Business Development - Limco-Airepair
    Yossi Rosenberg (2) ........     39     Vice-President Economics
    Dr. Meir Dvir...............     74     Director
    Yaacov Fish.................     58     Director
    Ishay Davidi................     43     Director
    Gillon Beck ................     43     Director
    Yechiel Gutman..............     59     Director
    Michael Shevi...............     69     Outside Director
    Rami Daniel.................     39     Outside Director

-----------------

(1) Mr. Frenkel is the son-in-law of Dov Zeelim.

(2) Mr. Rosenberg is the son-in-law of Shlomo Ostersetzer.

         Each of our directors (except our outside directors) is elected to serve until the next annual general meeting of shareholders and until his successor has been elected. Officers serve at the discretion of the Board of Directors.

         On June 15, 2004, we entered into a share purchase agreement with T.O.P. Under the agreement we sold 857,143 of our shares to T.O.P. As part of the transaction, our parent company, TAT Industries, and T.O.P entered into a shareholders' agreement, which provides among other things that each of TAT Industries and T.O.P will vote all of the shares held by them for the election to our Board of Directors of three designees of T.O.P and six designees of TAT Industries.

         Shlomo Ostersetzer has served as the Chairman of our Board of Directors since April 1985. Mr. Ostersetzer has also served as our Chief Executive Officer since 1990. Mr. Ostersetzer is one of the founders of TAT Industries and is a controlling shareholder, and he has served in various capacities with TAT Industries since 1970, including President, Managing Director and Chairman of its Board of Directors. Mr. Ostersetzer holds a M.Sc. in Mechanical Engineering from ETH-Polytechnical Institute in Zurich, Switzerland.

         Dov Zeelim has served as our Vice Chairman of the Board of Directors since April 1985 and has served as our President and Chief Operating Officer since August 2000. In addition, Mr. Zeelim has served in various managerial capacities at TAT Industries for over 21 years, including Managing Director,

Executive Vice President and Vice Chairman. Mr. Zeelim is a licensed Certified Public Accountant in Israel.

         Israel Ofen has served as our Executive Vice President and Chief Financial Officer since August 1993, as Managing Director since March 1991 and has held other managerial positions since April 1985. In addition, Mr. Ofen served as Vice President, Finance of TAT Industries from 1983 through August 31, 1993 and as its President since January 2000. Mr. Ofen also serves as a director of TAT Industries. Mr. Ofen holds a B.A. in Economics from Bar-llan University in Ramat-Gan. Mr. Ofen is a licensed Certified Public Accountant in Israel.

         Shraga Katz has served as our V.P. Operations since March 1998. From August 1995 to March 1998, he served as General Manger of Limco. From 1986 to 1995, he served as manager of the Israeli heat exchanger operations division of TAT Industries and has served as manager of our heat exchange operations since 1991. Mr. Katz is a retired Lieutenant Colonel of the Israeli Air Force in which he served for 20 years. Mr. Katz hold a B.Sc. in Mechanical Engineering from the Technion, Israel Institute of Technology and an M.Sc. in Aeronautical Engineering from AFIT Air Force Institute of Technology.

         Avi Kahana has served as our Secretary since January 1998. During the past five years, Mr. Kahana has been the Manager of our import and export division. Mr. Kahana has worked for TAT Industries and its subsidiaries since 1984.

         Jacob Danan has served as our Chief Engineer since September 1996, and, since January 1, 1998 as our Vice President of Marketing. Mr. Danan has been with us since 1980. Mr. Danan holds a holds a B.Sc. in Aeronautical Engineering from the Technion, Israel Institute of Technology.

          Eran Frenkel has served as Vice President Business Development of Limco-Airepair since June 2003. Mr. Frenkel is the son-in-law of Dov Zeelim. Mr. Frenkel holds an M.A. in Business Administration from Pace University in New-York.

         Yossi Rosenberg has served as our Vice President of Economics and as a Director of TAT Industries since June 2003. From February 2001 until March 2003, Mr. Rosenberg served as an economist and as a financial consultant to our C.E.O. Mr. Rosenberg is the son-in-law of Shlomo Ostersetzer. Mr. Rosenberg holds a B.A. in Business Administration from the College of Management in Tel Aviv.

         Shaul Menachem has served as the President of Limco-Airepair since February 1998. Mr. Menachem holds a M.Sc. in Engineering Management from Bridgeport University of Connecticut.

         Dr. Meir Dvir has served as our director since December 1994. Mr. Dvir has served as deputy General Manager of Business Research and Development and also as General Manager of the Israeli Aircraft Industries Ltd. He is also a director of T.T.I Telecom Ltd. and Bank Leumi Ltd. Mr. Dvir holds a Ph.D. in Mathematics and Physics from the Hebrew University in Jerusalem.

         Yaacov Fish has served as our director since January 1994. From 1992 to 1997, Mr. Fish served as Managing Director of Magen Central Pension Fund Ltd. Mr. Fish served as a financial advisor to Shalev Transportation Cooperative Ltd. from 1990 to 1994 and served as general comptroller of Egged Ltd. from 1977 to 1990. Mr. Fish holds a B.Sc. in Economics from Bar-llan University in Tel Aviv.

         Ishay Davidi was elected on December 21, 2004 as one of three designees of FIMI Opportunity Fund. Mr. Davidi has served as the Chief Executive Officer and Senior Partner of FIMI Opportunity Fund, an Israeli investment fund, since 1996. Mr. Davidi also serves as the Chairman and Senior Partner
                                       37
of FITE (First Israel Turnaround Enterprise), another Israeli investment fund established by FIMI Group, and as a director of Tadiran Communications, Lipman Electronic Engineering, Ltd., Tedea Technological Development and Automation Ltd., TG Precision Products Ltd. and Medtechnica Ltd. Prior to the foundation of FIMI, from 1994 to 1996 Mr. Davidi served as Chief Executive Officer of Tikvah VC Fund, an Israeli VC fund and prior to that he served as Chief Executive Officer of two Israeli industrial companies. Mr. Davidi serves as a director of Medtechnia Ltd., Tedea Technological Development and Automation Ltd. and Formula Systems Ltd. Mr. Davidi holds a B.Sc. in Industrial Engineering from Tel Aviv University and an MBA in Finance from Bar Ilan University.

         Gillon Beck was elected on December 21, 2004 as one of three designees of FIMI Opportunity Fund. Mr. Beck has served as a partner in FIMI Opportunity Fund and a director of several of the fund's portfolio companies since 2003. Prior thereto, from 1999 Mr. Beck served as Chief Executive Officer and President of Arad Ltd. Group, a leading manufacturer of water measurement technologies. Mr. Beck serves as a director of Medtechnia Ltd., Tedea Technological Development and Automation Ltd. and Formula Vision Ltd. Mr. Beck holds a B.Sc. in Industrial Engineering from the Technion, Israel Institute of Technology and an M.B.A. in Finance from Bar Ilan University.

         Yechiel Gutman was elected on December 21, 2004 as one of three designees of FIMI Opportunity Fund. Mr. Gutman serves as a public member of the Israeli Security Authority (ISA). He also serves as a director of many Israeli companies, including Israel Refinery Company, El-Al (the Israeli national airline), and Bank Otzar Hachayal (a subsidiary of Bank Hapoalim). In the past Mr. Gutman served as an advisor to the Israeli Minster of Justice. Mr. Gutman holds L.L.B. and M.A. degrees from The Hebrew University, Jerusalem. Mr. Gutman serves as an independent director.

         Michael Shevi has served as an outside director since June 10, 2004. Mr. Shevi has served as Managing Director of Cham Foods since 1973. Currently, Mr. Shevi is a director in Cham Foods (Israel) Ltd. Mr. Shevi is licensed as a Certified Public Accountant in Israel.

         Rami Daniel has served as an outside director since June 10, 2004. Mr. Daniel has served as V.P. of Finance of Ganden Real Estate since 2001. Mr. Daniel is licensed as a Certified Public Accountant in Israel and holds B.S.C. from the College of Management in Tel Aviv.

     B. Compensation

         The following table sets forth all the compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2004.

                                                                         Pension,
                                              Salaries, fees,           retirement       Compensation due
                                              commissions and           and similar        to exercise of
                                                 bonuses                 benefits             options
                                              ---------------           -----------      -----------------
All directors and executive officers
 as a group, (16) persons                       $ 1,657,000              $318,000           $3,048,000



         During the year ended December 31, 2004, we paid each of our outside directors a per meeting attendance fee of NIS 1,000 (approximately $232), plus an annual fee of NIS 24,524 (approximately $5,700.

         As of December 31, 2004, our directors and executive officers as a group, consisting of sixteen persons, held options to purchase an aggregate of 260,000 ordinary shares, at exercise prices ranging from $1.625 to $4.50 per share, all of such option were vested. Of such options, 250,000 options expired on March 3, 2005 and 10,000 options expire on January 19, 2009. All options were issued under the 1995 and 1999 Employee Stock Option Plans. See--"Share Ownership--Stock Option Plans." During 2004 548,435 options were exercised.

         Pursuant to their employment agreements, the chairman of our Board of Directors, Mr. Shlomo Ostersetzer, and the vice chairman of the Board of Directors, Mr. Dov Zeelim, are entitled each to a bonus of 2.5% of the annual consolidated operating income, in excess of $500,000. In the years ended December 31, 2004, 2003 and 2002, our Board of Directors and shareholders approved total payments of approximately $246,488, $239,794 and $176,257 to the chairman and vice chairman of our Board.

     C. Board Practices

Election of Directors

         Pursuant to our articles of association, all of our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. All of our current directors (except one of our outside directors) were elected by our shareholders at our annual general meeting of shareholders of July 2004.

Alternate Directors

         Our Articles of Association provide that any director may, by written notice to us, appoint another person to serve as an alternate director, subject to the approval of a majority of the directors, and may cancel such appointment. Any person, whether or not already a director, may act as an alternate, and the same person may act as the alternate for several directors and shall have the corresponding number of votes equivalent to the number of directors who appointed him. The term of appointment of an alternate director may be for a specified period, or until notice is given of the termination of the specified period, or of the appointment. No director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the Board of Directors. In the event of a tie vote, under our Articles of Association, the Chairman of the Board shall have a second or casting vote.

Independent and Outside Directors

         The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by the company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

         No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

         Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

         Any committee of the board of directors must include at least one outside director and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

         In addition, the NASDAQ Marketplace Rules currently require us to have at least two independent directors on our board of directors and to establish an audit committee. As of July 31, 2005, under NASDAQ Marketplace Rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, our audit committee must have at least three members and be comprised only of independent directors each of whom satisfies the "independence" requirements of the Securities and Exchange Commission and NASDAQ. Our board of directors has determined that Messrs. Rami Daniel and Michael Shevi qualify both as independent directors under the Securities and Exchange Commission and NASDAQ requirements and as outside directors under the Israeli Companies Law requirements. Our board of director has further determined that Mr. Yaacov Fish and Mr. Meir Dvir qualify as independent directors under the Securities and Exchange Commission and NASDAQ requirements.

         As a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), we are exempted from the NASDAQ Marketplace Rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, effective as of July 31, 2005, according to which a majority of our board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules see
Item 6.C. "Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for a Controlled Company."

NASDAQ Exemptions for a Controlled Company

         We are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), or Rule 4350(c)(5), since TAT Industries holds more than 50% of our voting power.

         Under Rule 4350(c)(5), a controlled company is exempt from the following requirements of NASDAQ Marketplace Rule 4350(c) effective as of July 31, 2005:

          o the majority of the company's board of directors must qualify as independent directors, as defined under NASDAQ Marketplace Rules.

          o the compensation of the chief financial officer and all other executive officers must be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors.

          o director nominees must either be selected or recommended for the board of directors, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors.

         We intend to rely on these exemptions provided under Rule 4350 (C)(5).

NASDAQ Exemptions and Home Country Practices

         NASDAQ Marketplace Rule 4350, or Rule 4350, was recently amended to permit foreign private issuers to follow certain home country corporate governance practices without the need to seek an individual exemption from NASDAQ. Instead, a foreign private issuer must provide NASDAQ with a letter from outside counsel in its home country certifying that the issuer's corporate governance practices are not prohibited by home country law.

         On June 22, 2005 we provided NASDAQ with a notice of non-compliance with Rule 4350. We do not comply with the requirement of Rule 4350 that we distribute to shareholders, and file with NASDAQ, copies of an annual report containing audited financial statements of our company and its subsidiaries within a reasonable period of time prior to our annual meeting of shareholders. Instead, we will follow Israeli Companies Law by sending our financial statements to our shareholders. We will also make it available on our website.

Approval of Related Party Transactions under Israeli Law

         The Israeli Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An "office holder" is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty requires an office holder to act in good faith and for the company's interest, including, avoiding any conflict of interest between the office holder's position in the company and any other position he holds or his personal affairs, avoiding any competition with the company's business, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received by virtue of his position as an office holder. Each person identified as a director or executive officer in the table in Item 6.A. "Directors and Senior Management" is an office holder. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

         The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, including in the case of an extraordinary transaction, such a transaction, action and arrangement must be approved by the audit committee and by the board of directors itself, and further shareholder approval is required to approve the terms of compensation of an office holder who is a director. An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be.

         The Israeli Companies Law also provides that an extraordinary transaction with a controlling shareholder or in which a controlling shareholder of the company has a personal interest (including private offerings in which a controlling shareholder has a personal interest) and a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such transactions must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

         However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) and certain transaction with its director(s) regarding terms of compensation do not require shareholder approval.

         In addition, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are for the benefit of the company. If the director or the office holder is a controlling shareholder of the company then the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders providing certain criteria is met.

         The above relief will not apply if one or more shareholder, holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven (7) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders' approval as detailed above.

         The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a shareholder holding more than a 45% interest in the company which resulted in the acquiror becoming a holder of more than a 45% interest in the company.

         If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

         Regulations under the Israeli Companies Law provide that the Israeli Companies Law's tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

Exculpation, Indemnification and Insurance of Directors and Officers

         The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. However, a company may not exculpate in advance a director from his liability to the company with respect to a breach of his duty of care in the event of distributions. Our articles of association allow us to exculpate any office holder from his or her liability to us for breach of duty of care, to the maximum extent permitted by law, before the occurrence giving rise to such liability.

         Additionally, the Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of the liability of any of its office holders with respect to an act performed by him in his capacity as an office holder, for: a breach of his duty of care to us or to another person; a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or a financial liability imposed upon him in favor of another person. Our articles of association provide that, subject to any restrictions imposed by the Israeli Companies Law, we may enter into an insurance contract providing coverage for the liability of any of our office holders for a breach of his duty of care to us or to another person; breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or a financial liability imposed upon him in favor of another person.

         Further, the Israeli Companies Law permits a company, if its articles of association so provide, to indemnify an office holder for acts or omissions committed in his or her capacity as an office holder of the company for:

          o a financial obligation imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court;

          o reasonable litigation expenses, including attorneys' fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against him and a financial liability was imposed on him in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

          o reasonable litigation expenses, including attorney's fees, expended by such office holder or charged to him or her by a court: (a) in a proceeding instituted against him or her by or on behalf of the company or by another person, (b) in a criminal charge from which he or she was acquitted, or (c) in criminal proceedings in which he or she was convicted of a crime which does not require proof of criminal intent.

         The Israeli Companies Law provides that a company's articles of association may permit the company to indemnify an office holder following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified. It also provides that a company's articles of association may permit the company to undertake in advance to indemnify an office holder, provided that the undertaking is limited to types of events, which, in the opinion of the company's board of directors, are, at the time of giving the undertaking, foreseeable due to our company's activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances. Our articles of association provide that we may undertake to indemnify in advance an office holder, in accordance with the conditions set under applicable law, against any liabilities he or she may incur in such capacity, provided that such undertaking is limited with respect to categories of events that can be expected as determined by our board of directors when authorizing such undertaking, and with respect to such amounts determined by our board of directors as reasonable in the circumstances. Furthermore, under our articles of association, we may indemnify any past or present office holder, in accordance with the conditions set under any law, with respect to any past occurrence, whether or not we are obligated under any agreement to indemnify such office holder in respect of such occurrence.

         These provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an office holder, nor exculpate an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability of an office holder, incurred as a result of certain improper actions.

         Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if the office holder is a director, also by our shareholders.

         We have agreed to indemnify our office holders to the fullest extent permitted by law. We currently maintain directors' and officers' liability insurance with a per claim and aggregate coverage limit of the higher of $5 million or 25% of the Company's equity capital (net worth).

Employment Agreements

         In November 2000, Shlomo Ostersetzer and Dov Zeelim entered into substantially similar employment agreements with us. These agreements provided for a base salary and a package of benefits including a bonus of 2.5% of the annual consolidated operating income, in excess of $500,000, and contained certain non-competition and confidentiality provisions. According to the agreements, in the event that the employment of Messrs. Ostersetzer or Zeelim with us is terminated under circumstances that entitle them to severance pay under Israeli law, they will be entitled to receive the higher of severance pay due under Israeli law or the amounts that have accumulated in mangers insurance funds, as a result of our monthly contribution on their behalf, as well as amounts accumulated in education funds as a result of our monthly contribution to these funds. Under the agreements, the terms of Messrs. Ostersetzer's and Zeelim's employment will continue at least until January 1, 2007. After such date we may terminate the agreements subject to providing Messrs. Ostersetzer and Zeelim with twelve-months' prior notice. Messrs. Ostersetzer and Zeelim may terminate their agreement without notice after January 1, 2008.

Audit Committee

         Our audit committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

         Our audit committee currently consists of four board members who satisfy the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee members are Messrs. Michael Shevi, Rami Daniel and Yaacov Fish and Dr. Meir Dvir. Mr. Yaacov Fish has been elected as the Chairman of the Audit Committee, and our Board of Directors has determined that he qualifies as a financial expert. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.tat.co.il.

         The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

         Our audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

         Our audit committee has adopted and our board of directors has approved a company-wide Code of Business Conduct and Ethics which appears on our company's website.

         Our Audit Committee chooses and engages our independent auditors to audit our financial statements. In December 2004, our Audit Committee adopted a policy requiring management to obtain the Audit Committee's approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or to our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires the Audit Committee to pre-approve annually various audit and non-audit services that may be performed by the our auditors. In addition, the Audit Committee limited the aggregate amount of fees that our auditors may receive during 2004 for non-audit services in certain categories.

         The Audit Committee is not permitted to approve the engagement of our auditors for any services that fall into a category of services that is not permitted by applicable law or if the services would be inconsistent with maintaining the auditor's independence. See "Item 16. C. Principal Accounting Fees and Services."

Other Corporate Governance Matters

         Our board of directors has recently passed a resolution which provides that the independent directors of our company will meet at least twice a year in executive session. At such sessions the independent directors will recommend the compensation of all our senior officers and will nominate directors to be approved by our shareholders at the Annual General Meeting. Our executive officers do not participate in any discussions or decisions that involve any aspect of their compensation.

         We have adopted a Code of Business Conduct and Ethics applicable to all of our principal officers and all employees. The Code of Ethics which is distributed to all officers and employees may be viewed at our website.

          Our audit committee approves all audit and non-audit services rendered by our independent registered public accountants. All members of our audit committee are considered financially literate in accordance with the NASDAQ definition.

Internal Audit

         The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Our internal auditor complies with the requirements of the Companies Law. Our Internal Auditor is Yair Shilhav.

     D. Employees

         On December 31, 2004, we employed 284 persons, of whom 193 were employed in manufacturing and quality control, 58 were employed in administration, sales and marketing, and 33 were employed in engineering and research and development.

         On December 31, 2003, we employed 270 persons, of whom 193 were employed in manufacturing and quality control, 48 were employed in administration, sales and marketing, and 29 were employed in engineering and research and development.

         On December 31, 2002, we employed 261 persons, of whom 166 were employed in manufacturing and quality control, 67 were employed in administration, sales and marketing, and 28 were employed in engineering and research and development.

         Our U.S. subsidiary employed 116 full-time employees as of December 31, 2004, 100 full-time employees at December 31, 2003 and 85 full-time employees at December 31, 2002.

         Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) are applicable to our Israeli employees by order of the Israeli Ministry of Labor. These provisions concern mainly the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums. Furthermore, under the collective bargaining agreements, the wages of most of our employees are linked to the Consumer Price Index, although the extent of the linkage is limited.

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

          A general practice followed by us, although not legally required, is the contribution of monies on behalf of its senior employees to a fund known as "Management Insurance." This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing his right to receive severance pay, if legally entitled, upon termination of employment. The employee contributes an amount equal to approximately 5% of his wages and the employer contributes an additional amount of approximately 13-1/3% - 16% of such wages.

     E. Share Ownership

Beneficial Ownership of Executive Officers and Director

         The following table sets forth information as of June 22, 2005 regarding beneficial ownership by each of our directors and executive officers.

                                           Number of Ordinary
                                                 Shares            Percentage of
Name                                     Beneficially Owned (1)    Ownership (2)
----                                     ----------------------    -------------

Shlomo Ostersetzer (3)(4) ............          249,412                4.13%
Dov Zeelim (3)(4) ....................          175,000                2.89%
Israel Ofen (3) ......................           81,000                1.34%
Shraga Katz (3) ......................           10,000                  *
Avi Kahana (3) .......................             -                     -
Jacob Danan (3) ......................            2,000                  *
Shaul Menachem (3) ...................             -                     -
Eran Frenkel (3) .....................              400                  *
Yossi Rosenberg (3) ..................             -                     -
Dr. Meir Dvir (3)(5)..................           7,000                   *
Yaacov Fish (3)(5) ...................           5,000                   *
Ishay Davidi (3)......................             -                     -
Gillon Beck (3) ......................             -                     -
Yechiel Gutman (3) ...................             -                     -
Michael Shevi (3) ....................             -                     -
Rami Daniel (3) ......................             -                     -
All directors and executive officers
as a group, (16) persons                          529,812              8.75%

     ------------

     * less than one percent

         (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

         (2) The percentages shown are based on 6,042,671 ordinary shares issued and outstanding as of June 22, 2005.

         (3) The business addresses of Messrs. Ostersetzer, Zeelim, Ofen, Katz, Kahana, Danan, Frenkel, Rosenberg, Menachem, Fish, Davidi, Beck, Gutman, Shevi and Daniel and Dr. Dvir is c/o TAT Technologies Ltd. P.O. Box 80, Gedera, Israel 70750.

         (4) Mr. Shlomo Ostersetzer, an officer, director and controlling shareholder of TAT Industries, and Dov Zeelim, an officer, director and controlling shareholder of TAT Industries, disclaim beneficial ownership of the 3,113,409 ordinary shares held by TAT Industries, except to the extent of their proportional interest therein.

         (5) Includes 5,000 ordinary shares subject to currently exercisable options granted under our 1999 stock option plan, at an exercise price of $1.625 per share. The options expire in January 2009.

Stock Option Plans

         In March 1995, our Board of Directors adopted a share option plan (the "1995 Plan"), that was approved by our shareholders in August 1995 pursuant to which 400,000 ordinary shares have been reserved for issuance upon the exercise of options granted under the 1995 Plan. In June 1995, our Board of Directors approved the granting of options under the 1995 Plan at an exercise price of $4.50 per share as follows: Shlomo Ostersetzer-125,000 shares; Dov Zeelim-125,000 shares; Israel Ofen: 65,000 shares; and an aggregate of 85,000 shares to other employees and services providers of our company. The 1995 Plan was terminated in March 2005. As of June 20, 2005 there were no options outstanding pursuant to the 1995 Plan.

         In January 1999, our Board of Directors adopted a share option plan (the "1999 Plan") for which 500,000 ordinary shares have been reserved and granted at an exercise price of $1.625 per share as follows: Shlomo Ostersetzer-125,000 shares; Dov Zeelim-175,000 shares; Israel Ofen-102,500 shares; and an aggregate of 97,500 shares to other employees and directors. As of June 20, 2005 there were 17,500 options outstanding, at an exercise price of $1.625 per share, and no options were available for grant pursuant to the 1999 Plan. As of June 20, 2005, our executive officers and directors as a group, consisting of sixteen persons, held 10,000 options under the 1999 Plan. The 1999 Plan will terminate on January 2009.

         All options are valid for 10 years.

     Item 7. Major Shareholders and Related Party Transactions

     A. Major Shareholders

         TAT Industries is the beneficial holder of 51.52 % of our outstanding shares. Accordingly, TAT

Industries controls our company.

         The following table sets forth certain information as of June 22, 2005, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

                                         Number of
                                      Ordinary Shares           Percentage of
              Name                 Beneficially Owned(1)         Ownership(2)
              ----                 ---------------------         ------------
  TAT Industries Ltd. (3)........        3,113,409                  51.52%
  T.O.P(4)(5)....................        1,357,143                  22.46%

  -------------
          (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

         (2) The percentages shown are based on 6,042,671 ordinary shares issued and outstanding as of June 22, 2005.

         (3) The address of TAT Industries is Re'em Industrial Park Neta, Boulevard Bnei Ayish, Gedera, Israel 70750.

         (4) The address of T.O.P is Mencham Begin 37, Tel Aviv, Israel.

         (5) Includes 500,000 ordinary shares issuable upon the exercise of currently exercisable warrants, granted under the Share Purchase Agreement with T.O.P., at an exercise price of $7.32 per share. The warrants expire in January 2010.

Significant Changes in the Ownership of Major Shareholders

         On June 15, 2004, we entered into a share purchase agreement with T.O.P, a wholly-owned subsidiary of Ta-Tek Ltd., an Israeli private company wholly-owned by FIMI Opportunity Fund. Under the agreement T.O.P purchased 14.18% of our outstanding shares and was granted warrants for the purchase of additional 8.27% of our outstanding shares, at an exercise price of $7.32, subject to certain anti-dilution provisions. Such warrants expire in January 2010.

Major Shareholders Voting Rights

         Our major shareholders do not have different voting rights.

Record Holders

         Based on a review of the information provided to us by our transfer agent, as of June 10, 2005, there were 52 holders of record of our ordinary shares, of which 41 record holders holding approximately 50% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 49.65% of our outstanding ordinary shares as of said date.

     B. Related Party Transactions

         Management and Services Agreement
         ---------------------------------

         In February 2000, we entered into an agreement with TAT Industries, our controlling shareholder, to purchase operations of TAT Industries relating to the manufacture of aviation accessories and the lease of certain real estate and buildings. Pursuant to the terms of this agreement, all of the employees of TAT Industries were transferred to us effective January 1, 2000, without any change in the conditions of their employment. TAT Industries pays us $50,000 per year for administrative and accounting personnel and secretarial staff, who served as employees of TAT Industries that were transferred to us and who continue to provide such services.

         In addition, pursuant to the terms of the agreement, we entered into a lease agreement, pursuant to which we leased from TAT Industries, effective as of January 1, 2000, an area of approximately 329,000 square feet, including 90,000 square feet of buildings, for a period of 24 years and eleven months. In consideration for the lease agreement, we agreed to pay TAT Industries annual rentals of approximately $300,000, with an additional incremental payment of 2% per year, such rental rates are subject to revaluation every fifth year.

         Other Transactions
         ------------------

         Our Israeli operations employ the services of an agent, Gal Tech Inc. (a company owned by Messrs. Shlomo Ostersetzer, Dov Zeelim and Israel Ofen, all of whom are officers and directors of our company). According to an export agreement, dated April 14, 1992, Gal Tech Inc. receives a handling fee in the amount of 10% of all purchases by our company in North America per year and a handling fee in the amount of 3% of all sales by our company to North America per year (not including sales of heat transfer products). However, pursuant to this agreement, the total amount to be paid by us to Gal Tech will not exceed the sum of 5% of our purchases in North America and 5% of our sales to North America (not including sales of heat transfer products) per year. In the years ended December 31, 2002, 2003 and 2004, we paid approximately $503,000, $485,000 and $377,000, respectively, to Gal Tech, in accordance with such agreement. Effective January 1, 2003, Ifat Frenkel (the daughter of Dov Zeelim) became the President of Gal Tech.

         Pursuant to their employment agreements, the chairman of our Board of Directors, Mr. Shlomo Ostersetzer, and the vice chairman of our Board of Directors, Mr. Dov Zeelim, are entitled each to a bonus of 2.5% of the annual consolidated operating income, in excess of $500,000. In the years ended December 31, 2004, 2003 and 2002, our Board of Directors and shareholders approved a total payments of approximately $246,488, $239,794 and $176,257 to the chairman and vice chairman of our Board.

         T.O.P, one of our major shareholders, provides us with management and consulting services in consideration for the lower of: (i) 3% of the consolidated operating income in excess of $500,000, or (ii) $250,000 per year. In the year ended December 31, 2004, we paid T.O.P $49,564 for such services.

Other Matters

         Mr. Shlomo Ostersetzer also serves as the Chairman of the Board of TAT Industries. Mr. Dov Zeelim also serves as Vice Chairman of TAT Industries. Messrs. Zeelim and Ostersetzer are both controlling shareholders of TAT Industries, our controlling shareholder.

         Mr. Israel Ofen also serves as President of TAT Industries.

     C. Interests of Experts and Counsel

         Not applicable.

     Item 8. Financial Information

     A. Consolidated Statements and Other Financial Information

         See the Index to Consolidated Financial Statements accompanying this report on Page F-1.

Legal Proceedings

          In August 2004, two former temporary employees filed a claim against us and against an employment agency, alleging breach of contract and seeking compensation for salary delays and salary differences in the amount of $250,000. At this time, we are unable to predict the ultimate outcome of these claims; however, we believe that such claims are without merit. As such, no provision was provided.

Dividend Distribution

         In December 2002, we declared a cash dividend of $0.45 per share (an aggregate of $2,017,582) paid in January 2003. In May 2003, we declared a cash dividend of $0.25 per share (an aggregate of $1,120,879) payable in July 2003. In September 2004, we declared a cash dividend of $1.18 per share (an aggregate of $7,130,352) payable in November 2004. Our intention is to pay up to 40% of our net profit as a cash dividend annually, depending on cash flow and profitability and other factors affecting our business. There can be no assurance that we will declare any further dividends.

         According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years. In the event cash dividends are declared, such dividends will be declared in dollars.

     B. Significant Changes

         On May 24, 2005, our subsidiary, Limco-Airepair, Inc., entered into an agreement, subject to certain closing conditions, for the purchase of Piedmont, a private company based in Kernersville, North Carolina, engaged in the repair and overhaul of various aircraft accessories. Under the terms of the acquisition, we agreed to pay $5.5 million for Piedmont and to repay $9.5 million of its outstanding indebtedness. Piedmont is a recognized leader in the overhaul, repair, maintenance, service and supply of propellers, landing gear and APU/LRU units. In addition, we agreed to pay former shareholders of Piedmont $200,000 per year, for a term of three years, in consideration for their obligation not to compete with Piedmont in this period.

     Item 9. The Offer and Listing

     A. Offer and Listing Details

Annual Stock Information

         The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ SmallCap Market:

                                                        High          Low
                                                        ----          ---
Fiscal Year Ended December 31, 2000                    $7.75         $2.56
Fiscal Year Ended December 31, 2001                     3.25          1.39
Fiscal Year Ended December 31, 2002                     4.10          1.65
Fiscal Year Ended December 31, 2003                     8.00          2.06
Fiscal Year Ended December 31, 2004                     9.80          6.21


Quarterly Stock Information

         The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ SmallCap Market:



                2003                                       High         Low
                ----                                       ----         ---
                First Quarter........................     $3.86       $2.06
                Second Quarter.......................      6.65        3.15
                Third Quarter........................      6.59        4.79
                Fourth Quarter.......................      8.00        5.85

                2004                                       High         Low
                ----                                       ----         ---
                First Quarter........................     $9.80        $7.15
                Second Quarter.......................      9.29         7.55
                Third Quarter........................      9.00         7.00
                Fourth Quarter.......................      8.94         6.21


Monthly Stock Information

         The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ SmallCap Market:

          2005                                             High         Low
          ----                                             ----         ---
          January................................         $8.00        $7.41
          February...............................         $8.85        $7.57
          March..................................         $9.35        $7.90
          April..................................         $8.81        $7.19
          May....................................         $8.57        $7.30
          June (through June 21).................         $8.40        $7.70

     B. Plan of Distribution

         Not applicable.

     C. Markets

         Our ordinary shares traded on the NASDAQ National Market under the symbol "TATTF" from March 1987 until July 1998 when the listing of our ordinary shares was transferred to the NASDAQ SmallCap Market. There is currently no trading market for the ordinary shares outside the United States.

     D. Selling Shareholders

         Not applicable.

     E. Dilution

         Not applicable.

     F. Expense of the Issue

          Not applicable.

     Item 10. Additional Information

     A. Share Capital

          Not applicable.

     B. Memorandum and Articles of Association

          We are registered with the Israeli Companies Registry and have been assigned company number [520035791]. Section 2 of our memorandum of association provides that we were established for the purpose of engaging in the business of providing services of planning, development, consultation and instruction in the electronics field. In addition, the purpose of our company is to perform various corporate activities permissible under Israeli law.

          On February 1, 2000, the Israeli Companies Law came into effect and superseded most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983, except for certain provisions which relate to liens, bankruptcy, dissolution and liquidation of companies. Under the Israeli Companies Law, various provisions, some of which are detailed below, overrule the current provisions of our articles of association.

The Powers of the Directors

         Under the provisions of the Israeli Companies Law and our Articles of Association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See Item 6.C. "Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions Under
Israeli Law."

         The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

         Our articles of association do not impose any mandatory retirement or age-limit requirements on our directors and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

         Our authorized share capital consists of 7,000,000 ordinary shares of a nominal value of NIS 0.90 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable.

         The rights attached to the ordinary shares are as follows:

         Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. See Item 8.A. "Financial Information - Consolidated and Other Financial Information - Dividend Distribution." If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

         Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

         The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

         Under our Articles of Association, any resolution, including resolutions for the declaration of dividends, amending our memorandum of association or articles of association, approving any change in capitalization, winding-up, authorization of a class of shares with special rights, or other changes as specified in our Articles of Association, requires approval of the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting thereon.

         Pursuant to our articles of association, our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. See Item 6.C. "Directors, Senior Management and Employees - Board Practices - Election of Directors."

         Rights to share in our company's profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.

         Rights to share in surplus in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

         Liability to capital calls by our company. Under our memorandum of association and the Israeli Companies Law, the liability of our shareholders is limited to the par value of the shares held by them.

         Limitations on any existing or prospective major shareholder. See Item 6.C. "Directors and Senior Management -Board Practices - Approval of Related Party Transactions Under Israeli Law."

Changing Rights Attached to Shares

         According to our Articles of Association, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting thereon.

Annual and Extraordinary Meetings

         The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is less, or of one or more shareholders holding in the aggregate at least 5% of our issued capital and at least 1% of the voting rights in our company. An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting. See Item 10.B. "Additional Information -- Memorandum and Articles of Association -- Rights Attached to Shares--Voting Rights."

Limitations on the Rights to Own Securities in Our Company

         Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

         The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such boards' confirmations that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Under the Israeli Companies Law, our Articles of Association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder. See also Item 6.C. "Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions Under Israeli Law."

Disclosure of Shareholders Ownership

         The Israeli Securities Law and regulations promulgated thereunder do not require a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our company, to disclose its share ownership.

Changes in Our Capital

         Changes in our capital are subject to the approval of the shareholders at a general meeting by a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting thereon.

         There are no restrictions on the rights of nonresident or foreign shareholders to hold or vote the Ordinary Shares.

     C. Material Contracts

         On June 15, 2004, we entered into a share purchase agreement with T.O.P, a wholly-owned subsidiary of Ta-Tek Ltd., an Israeli private company wholly-owned by FIMI Opportunity Fund. Under the agreement we sold 857,143 of our shares to T.O.P for $6,000,001. T.O.P was given certain demand and piggy-back registration rights with respect to these shares. As part of the transaction, our parent company, TAT Industries, and T.O.P entered into a shareholders' agreement, which provides among other things that T.O.P will have the right to designate three members to serve on our Board of Directors. The shareholders' agreement also provides for: (i) certain standard bring-along and tag-along rights; (ii) a right of first refusal with respect to any shares proposed to be sold by any of the parties; (iii) a lock-up whereby no party may sell more than 150,000 shares prior to June 2006, and (iv) a standstill restriction, which provides that T.O.P will not purchase (in the open market or otherwise) such number of shares that would increase its holdings of our shares to more than 35%.

         As part of the transaction, T.O.P received warrants to purchase an aggregate of 500,000 of our ordinary shares at $8.50 per share, which price was adjusted to $7.32 per share because of our 2004 dividend payment. The warrants are exercisable for 66 months. In addition, we entered into a credit line agreement with FIMI, which provides for a line of credit in an amount of up to $2,000,000. Loans made pursuant to the credit line bear interest at 5% per annum and are repayable on or before December 15, 2009. We will pay an annual commitment fee equal to 0.5% of the amount of the credit line. We also entered into a management agreement which provides that we will engage FIMI to provide certain management services to us in exchange for annual payments equal to 3% of our operating profit exceeding $500,000; provided, however, that in no event will the total management fees in any given year exceed $250,000. The agreements were approved by our shareholders on August 10, 2004.

         On May 24, 2005, our subsidiary, Limco-Airepair, Inc., entered into an agreement, subject to certain closing conditions, for the purchase of Piedmont Aviation Component Services, LLC, or Piedmont, a private company based in Kernersville, North Carolina, engaged in the repair and overhaul of various aircraft accessories. Under the terms of the acquisition, we agreed to pay $5.5 million for Piedmont and to repay $9.5 million of its outstanding indebtedness. In addition, we agreed to pay Piedmont former shareholders $200,000 per year, for a term of three years, in consideration for their obligation not to compete with Piedmont in this period. Piedmont is a recognized leader in the overhaul, repair, maintenance, service and supply of propellers, landing gear and APU/LRU units.

     D. Exchange Controls

         Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new "general permit" was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

         Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

     E. Taxation

         Israeli Taxation, Foreign Exchange Regulation and Investment Programs
         ---------------------------------------------------------------------

         The following is a summary of the material Israeli tax consequences, Israeli foreign exchange regulations and certain Israeli government programs affecting us.

         To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

         Tax Reform
         ----------

         On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (amendment No.132), 2002, commonly referred to as the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the Tax Reform, which came into effect on January 1, 2003. Other regulations and decrees relating to the Tax Reform were approved as well.


         The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

          o Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

          o Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

          o Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of rights are held directly or indirectly by Israeli residents, which has undistributed profits and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his or her holdings in such corporation, as if such income were distributed to him or her as a dividend;

          o Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (which was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains Tax Applicable to Shareholders" below;

          o Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

          Statutory Corporate Tax Rate
          ----------------------------

         Israeli companies are subject to corporate tax on their taxable income. The applicable rate is 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007 and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise, discussed further below, may be considerably less. See "-Law for the Encouragement of Capital Investments, 1959."

          Tax Benefits under the Law for the Encouragement of Capital
          ------------------------------------------------------------
          Investments, 1959
          ------------------

         The Investment Law provides expanded tax incentives for future industrial investments and simplified the bureaucratic process for obtaining approval of investments qualifying for tax incentives. Under the Investment Law, capital investments in new or expanded production facilities in Israel, upon approval by the Israeli Government, can be designated as an approved enterprise. An approved enterprise may receive cash incentives from the Israeli Government or a company may elect the "alternative benefits track" that allows it to forego the cash incentives in favor of certain tax exemption.

         A certain expansion plan of our company has been granted an "Approved Enterprise" status, under the Investment Law. We have elected to receive our benefits through the "alternative benefits track", waiving grants in return for tax exemptions. Pursuant thereto, the increase in income from the date of commencement of the program, which is derived from our approved enterprise expansion program, is tax-exempt for the periods stated below and will be eligible for reduced tax rates thereafter. Such reduced tax rates are dependent on the level of non-Israeli investments in us, as described below.

         Income from sources other than the "Approved Enterprise" are subject to tax at the regular corporate tax rate of 35%.

         Income derived from the approved enterprise, which commenced in 2003, and will expire in 2014, will entitle us to a tax exemption for the two-year period ending December 31, 2005, and to a reduced tax rate of 10%-25% for an additional five to eight years ending December 31, 2014, depending on the level of non-Israel investments in our company.

         The entitlement to the above benefits is conditioned upon the fulfilling by us of the conditions stipulated by the Investment Law, regulations published thereunder and the letters of approval for the specific investments in the approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, our management believes that we are meeting all of the aforementioned conditions.

         The tax-exempt income attributable to the approved enterprise can not be distributed to shareholders without imposing tax liability on the company. As of December 31, 2004, there was no tax-exempt income earned by our approved enterprise.

         If the retained tax-exempt income is distributed to shareholders, it would be taxed at the corporate tax rate applicable to such profits as if the company had not elected the alternative tax benefits track which is currently 25%.

         By virtue of this law, we are entitled to claim accelerated depreciation on equipment used by the approved enterprise during five tax years.

         On March 29, 2005, the Israeli parliament passed an amendment to the Investment Law. The 2005 Amendment primarily relates to the "alternative benefits track" tax incentives which we have elected for our approved enterprise. The amendment include special tax incentives and expedited the approval process for companies that make minimum qualifying investments in fixed assets in production facilities located in Israel. The 2005 Amendment became effective on April 1, 2005. We are currently evaluating the impact of the 2005 Amendment on its business operations.

          Tax Benefits under the Law for the Encouragement of Industry
          -------------------------------------------------------------
          (Taxation), 1969
          -----------------

         According to the Law for the Encouragement of Industry (Taxation), 1969, commonly referred to as the Industry Encouragement Law, an industrial company is a company resident in Israel, that at least 90% of its income in any tax year (determined in Israeli currency, exclusive of income from certain government loans, capital gains, interest and dividends), is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity. We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law. Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits:

          o deduction of purchases of know-how and patents over an eight-year period for tax purposes;

          o    right  to  elect,   under   specified   conditions,   to  file  a
               consolidated   tax  return  with   related   Israeli   Industrial
               Companies; and

          o    accelerated depreciation rates on equipment and buildings.

         Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. The Israeli tax authorities may determine that we do not qualify as an industrial company, which would entail the loss of the benefits that relate to this status. In addition, no assurance can be given that we will continue to qualify as an industrial company, in which case the benefits described above will not be available in the future.

         Special Provisions Relating to Measurement of Taxable Income
         ------------------------------------------------------------

         Pursuant to the Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (CPI).

          Stamp Tax
          ---------

         Under Israel's Stamp Tax on Documents Law, certain documents are subject to stamp tax. Recently promulgated regulations provide for a gradual phase-out of the stamp tax by 2008. In 2004, however, the tax authorities began an enforcement campaign involving extensive audits of companies' compliance with the stamp tax obligation with respect to all agreements which had been signed since June 2003.

          Capital Gains Tax Applicable to Shareholders
          --------------------------------------------

         Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. Regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax for gains accrued before January 1, 2003 and derived from the sale of shares of an industrial company, as defined by the Industry Encouragement Law, that are traded on specified non-Israeli markets, including The NASDAQ National Market, provided that the sellers purchased their shares either in the company's initial public offering or in public market transactions thereafter. This partial exemption does not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli resident companies subject to the Inflationary Adjustments Law. The Company believes that it is currently an Industrial Company, as defined by the Industry Encouragement Law. The status of a company as an Industrial Company may be reviewed by the tax authorities from time to time. There can be no assurance that the Israeli tax authorities will not deny the Company's status as an Industrial Company, possibly with retroactive effect.

         On January 1, 2003, the Tax Reform came into effect thus imposing capital gains tax at a rate of 15% on gains derived on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. This tax rate does not apply to:

          o    dealers in securities;

          o shareholders that report in accordance with the Inflationary Adjustments Law; or

          o shareholders who acquired their shares prior to an initial public offering.

         The tax basis of shares acquired prior to January 1, 2003 will be determined as the higher between the original price paid for the share and the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the NASDAQ Stock Market, provided such shareholders did not acquire their shares prior to an initial public offering and do not have a permanent establishment in Israel. In any event, the provisions of the Tax Reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described in the previous paragraph.

         In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with respect to Taxes on Income, as amended, commonly referred to as the United States-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty (a "Treaty United States Resident") generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of the company's voting power during any part of the twelve-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty United States Resident who holds, directly or indirectly, shares representing 10% or more of the company's voting power at any time during such preceding twelve-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to United States state or local taxes.


          Taxation of Non-Resident Shareholders
          -------------------------------------

         Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25% is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. If the dividends are distributed out of approved enterprise earnings, the applicable tax rate would be 15%. Under the United States - Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%, however the tax rate is reduced to 12.5% for dividends not generated by an approved enterprise to a corporation which holds 10% or more of the company's voting power during a certain period preceding the distribution of the dividend. Dividends derived from an Approved Enterprise will still be subject to 15% tax withholding.

          Foreign Exchange Regulations
          ----------------------------

         Dividends, if any, paid to the holders of the ordinary shares, and any amounts payable upon dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable U.S. dollars at the rate of exchange prevailing at the time of conversion, however, Israeli income tax is required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

         Withholding and Capital Gains Taxes Applicable to non-Israeli are
         ------------------------------------------------------------------
         holders.
         --------

          Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. We are generally required to withhold income tax at the rate of 25% on all distributions of dividends, although if the dividend recipient holds 10% of our voting stock for a certain period prior to the declaration and payment of the dividend, we are only required to withhold at a 12.5% rate. Notwithstanding the foregoing, with regard to dividends generated by an approved enterprise, we are required to withhold income tax at the rate of 15%.

         Israeli law generally imposes a capital gains tax on the sale of publicly traded securities. Pursuant to changes made to the Israeli Income Tax Ordinance in January 2003, capital gains on the sale of our ordinary shares will be subject to Israeli capital gains tax, generally at a rate of 15%. However, as of January 1, 2003, nonresidents of Israel will be exempt from capital gains tax in relation to the sale of our ordinary shares for so long as (a) our ordinary shares are listed for trading on a stock exchange outside of Israel, (b) the capital gains are not accrued or derived by the nonresident shareholder's permanent enterprise in Israel, (c) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the nonresident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel, and (d) neither the shareholder nor the particular capital gain is
                                       61
otherwise subject to certain sections of the Israeli Income Tax Ordinance.
As of January 1, 2003, nonresidents of Israel are also exempt from Israeli capital gains tax resulting from the sale of securities on the Tel Aviv Stock Exchange; provided that the capital gains are not accrued or derived by the nonresident shareholder's permanent enterprise in Israel.

           In addition, under the income tax treaty between the United States and Israel, a holder of ordinary shares who is a United States resident will be exempt from Israeli capital gains tax on the sale, exchange or other disposition of such ordinary shares unless the holder owns, directly or indirectly, 10% or more of our voting power during the 12 months preceding such sale, exchange or other disposition.

          A nonresident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

         Israel presently has no estate or gift tax.

         United States Federal Income Tax Consequences
         ---------------------------------------------

         The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder's particular circumstances or to U.S. Holders subject to special rules, including persons that are non-U.S. Holders, broker dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax exempt organizations, regulated investment companies, non-resident aliens of the U.S. or taxpayers whose functional currency is not the dollar, persons who hold the ordinary shares through partnerships or other pass-through entities, persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, investors that actually or constructively own 10 percent or more of our voting shares, and investors holding ordinary shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

         This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

         You are urged to consult your tax advisors regarding the foreign and United States federal, state and local tax considerations of an investment in ordinary shares.

         For purposes of this summary, the term "U.S. Holder" means an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

         Taxation of Dividends
         ---------------------

         Subject to the discussion below under the heading "Passive Foreign Investment Companies, the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income.

         Distributions in excess of our current and accumulated earnings and profits will be treated as a non taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See " Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends received deduction generally available to corporations under Section 243 of the Code.

         Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

         Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign source passive income or, in the case of certain U.S. Holders, financial services income for United States foreign tax credit purposes. U.S. Holders should note that recently enacted legislation eliminates the "financial services income" category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to "passive category income" and "general category income." Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion below. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

         Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2008 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the "Treaty") or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning
60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

          Disposition of Ordinary Shares
          ------------------------------

         If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S. source for purposes of the foreign tax credit limitation; losses, will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

         In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

         An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (the "IRS"). In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

         Passive Foreign Investment Companies
         ------------------------------------

         For U.S. federal income tax purposes, we will be considered a passive foreign investment company ("PFIC") for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

         Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

         If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" (a "QEF election") or to "mark to market" your ordinary shares, as described below:

          o you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

          o the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

          o the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and,

          o you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

         If you make either a timely QEF election or a timely mark to market election in respect of your ordinary shares, you would not be subject to the rules described above. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long term capital gain, whether or not such amounts are actually distributed to you. You would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements.

         Alternatively, if the ordinary shares are considered "marketable stock" and if you elect to "mark to market" your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark to market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark to market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark to market election is made, is treated as ordinary income or loss.

          Backup Withholding and Information Reporting
          --------------------------------------------

         Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the third highest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

         Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

         Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

          U.S. Gift and Estate Tax
          ------------------------

         An individual U.S. Holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

     F. Dividend and Paying Agents

         Not applicable.

     G. Statement by Experts

         Not applicable.

     H. Documents on Display

          We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

          As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we distribute annually to our shareholders, and make available on our website www.tat.co.il, our financial statements, which have been examined and reported on, with an opinion expressed by, an independent public accounting firm, and we intend to file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

          This annual report on Form 20-F and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.tat.co.il. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-30198.

         The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at 7 Giborei Israel Street, Netanya 42504, Israel.

     I. Subsidiary Information

          Not applicable.

     Item 11. Quantitative and Qualitative Disclosures about Market Risk

         We do not own and have not issued any market risk sensitive instruments about which disclosure is required to be provided pursuant to this Item.

     Item 12. Description of Securities Other than Equity Securities

         Not Applicable.


                                     PART II

     Item 13. Defaults, Dividend Arrearages and Delinquencies

         None.

     Item 14. Material Modifications to the Rights of Security Holders

         None.

     Item 15. Controls and Procedures

         Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure.

         There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

         All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Item 16. [Reserved]

     Item 16A. Audit Committee Financial Expert

         Our board of directors has determined that Mr. Yakov Fish, one of our outside directors, who qualifies a an independent director as this term is defined in NASDAQ's Market Rule 4200, meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

     Item 16B. Code of Ethics

         We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of ethics is publicly available on our website at www.tat.co.il. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

     Item 16C. Principal Accounting Fees and Services

Fees Paid to Independent Public Accountants

         The table below summarizes the audit fees paid by us and our consolidated subsidiaries during each of 2003 and 2004.

                                 Year Ended December 31, 2004           Year Ended December 31, 2003
                                 ----------------------------           ----------------------------
                                  Amount           Percentage           Amount            Percentage
                                  ------           ----------           ------            ----------
                                                     (in thousands, except percentages)
Audit Fees (1)..............        $57                 80%                $57                56%
Tax Fees   (2)..............         14                 20%                 44                44
Total ......................        $71                100%               $101               100%

(1) "Audit-related fees" are fees related to due diligence investigations and to other assignments relating to internal control and procedures over financial reporting.


(2) "Tax fees" are fees for professional services rendered by the Company's auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

 Pre-Approval Policies and Procedures

         Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

     Item 16D. Exemptions from the Listing Requirements and Standards for Audit Committee

         Not Applicable.


                                    PART III



     Item 17. Financial Statements

        Consolidated Financial Statements

         Index to Financial Statements......................................F-1

         Report of Independent Registered Public Accounting Firm............F-2

         Consolidated Balance Sheets........................................F-3

         Consolidated Statements of Income..................................F-5

         Statements of Changes in Shareholders' Equity .....................F-6

         Consolidated Statements of Cash Flows..............................F-7

         Notes to Consolidated Financial Statements.........................F-9

         Appendix to Consolidated Financial Statements.....................F-31

     Item 18. Financial Statements

         Not applicable.

     Item 19. Exhibits

         The following exhibits are filed as a part of this Report:

1.1  Memorandum of Association of the Company (1)
1.2  Articles of Association of the Company (1)
2.1  Specimen Certificate for Ordinary Shares (1)
4.1  The Company's 1999 Stock Purchase Plan (2)
4.2 Agreement dated February 10, 2000 between the Company and TAT Industries Ltd. (English summary translation) (2)
4.3 Export Agreement dated April 14. 1992, between the Company and E.T Export Services Inc. (Gal Tech Inc.)
4.4 Share Purchase Agreement dated June 15, 2004 between the Company and T.O.P, Limited Partnership
4.5 Shareholders Agreement dated June 15, 2004 between TAT Industries and T.O.P, Limited Partnership
4.6 Registration Rights Agreement dated June 15, 2004 with T.O.P, Limited Partnership, TAT Industries Ltd. and certain shareholders of our company
4.7 Credit Line Agreement dated June 15, 2004 between the Company and T.O.P, Limited Partnership
4.8 Warrant Agreement dated June 15, 2004 between the Company and T.O.P, Limited Partnership
4.9 Membership Interest Purchase Agreement dated May 24, 2005 between Limco-Airepair, Inc., certain Members of Piedmont Aviation Component Services, LLC, and Piedmont Aviation Component Services, LLC
8    List of Subsidiaries of the Registrant
12.1 Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2 Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

----------------------
(1) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1992.

(2) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1999.

                    TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2004


                                 IN U.S. DOLLARS




                                      INDEX


                                                                       Page
                                                                  --------------

 Report of Independent Registered Public Accounting Firm               F-2

 Consolidated Balance Sheets                                        F-3 - F-4

 Consolidated Statements of Income                                     F-5

 Statements of Changes in Shareholders' Equity                         F-6

 Consolidated Statements of Cash Flows                              F-7 - F-8

 Notes to Consolidated Financial Statements                        F-9 - F-30

 Appendix to Consolidated Financial Statements                        F-31


                              - - - - - - - - - - -

ERNST & YOUNG
                             Kost Forer Gabbay & Kasierer   Phone: 972-3-6232525
                             3 Aminadav St.                 Fax:   972-3-5622555
                             Tel-Aviv 67067, Israel






             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the Shareholders of

                              TAT TECHNOLOGIES LTD.


     We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. ("the Company") and its subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We did not audit the financial statements of Limco-Airepair Inc., a wholly-owned subsidiary, which statements reflect total assets constituting 33% in 2004 and 34% in 2003 and total revenues constituting 42% in 2004, 40% in 2003 and 40% in 2002 of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for Limco-Airepair Inc., is based solely on the reports of the other auditors.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to preform an audit of the company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.


                                              /s/Kost Forer Gabbay and Kasierer
 Tel-Aviv, Israel                                KOST FORER GABBAY & KASIERER
   March 29, 2005                             A Member of Ernst & Young Global
   (Except as to Note 16 which
   the date is June 27, 2005)

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                               December 31,
                                                           --------------------
                                                              2004       2003
                                                            --------    -------
    ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                  $ 7,078     $ 5,067
  Restricted short-term bank deposit (Note 10b)                 --           396
  Marketable securities (Note 3)                               1,566       2,841
  Trade receivables (net of allowance for doubtful
    accounts of $ 237 and $ 167
    as of December 31, 2004 and 2003, respectively)            7,936       6,329
  Other accounts receivable and prepaid expenses               1,545       1,269
  Inventories (Note 4)                                        13,182      13,349
                                                             -------     -------
Total current assets                                          31,307      29,251
-----                                                        -------     -------

LONG-TERM INVESTMENTS:
  Severance pay fund                                           3,304       3,077
  Long-term marketable securities (Note 3)                      --           491
                                                             -------     -------
Total long-term investments                                    3,304       3,568
-----                                                        -------     -------
PROPERTY, PLANT AND EQUIPMENT, NET (Note 5)                    5,852       5,961
                                                             -------     -------
INTANGIBLE ASSETS, NET AND DEFERRED CHARGES

  Goodwill                                                       599         599
  Other intangible assets, net and deferred charges              202          13
                                                             -------     -------
                                                                 801         612
                                                             -------     -------
Total assets                                                 $41,264     $39,392
-----                                                        =======     =======




The accompanying notes are an integral part of the consolidated financial statements.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                                  December 31,
                                                               --------------------
                                                                  2004       2003
                                                                --------    -------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                       $   --      $    290
  Current maturities of long-term loans (Note 8)                   --           248
  Trade payables                                                  1,810       1,922
  TAT (the parent company) - current account (Note 7)                73         525
  Other accounts payable and accrued expenses (Note 6)            2,744       3,930
                                                               --------    --------
Total current liabilities                                         4,627       6,915
-----                                                          --------    --------
LONG-TERM LIABILITIES:
  Long-term loans, net of current maturities (Note 8)              --            46
  Accrued severance pay                                           3,495       3,300
  Long-term deferred tax liability (Note 13)                        616         447
                                                               --------    --------
Total long-term liabilities                                       4,111       3,793
-----                                                          --------    --------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)
SHAREHOLDERS' EQUITY:
  Share capital (Note 11) -
    Ordinary shares of NIS 0.9 par value -
      Authorized: 7,000,000 shares as of
      December 31, 2004 and 2003; Issued and
      outstanding: 6,042,671 and 4,637,093
      shares as of December 31, 2004 and 2003, respectively       2,094       1,813
  Additional paid-in capital                                     35,704      28,763
  Accumulated other comprehensive income                            106          95
  Accumulated deficit                                            (5,378)     (1,987)
                                                               --------    --------
Total shareholders' equity                                       32,526      28,684
-----                                                          --------    --------
Total liabilities and shareholders' equity                     $ 41,264    $ 39,392
-----                                                          ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

     June 27, 2005          /s/Shlomo Ostersetzer          /s/Dov Zeelim          /s/P.P. Mazal
-----------------------   -----------------------   ----------------------  ------------------------
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

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S dollars in thousands (except per share data)


                                               Year ended December 31,
                                           -------------------------------
                                             2004       2003        2002
                                           --------   --------    ---------
Revenues:
  Products (Note 14)                       $ 20,724   $ 19,255    $ 15,936
  Services and other                         12,519     11,427      10,344
                                           --------   --------    --------
                                             33,243     30,682      26,280
Cost of revenues                             22,166     20,068      17,750
                                           --------   --------    --------
Gross profit                                 11,077     10,614       8,530
                                           --------   --------    --------
 Research and development costs, net            125        120         204
Selling and marketing expenses                1,894      1,958       1,483
General and administrative expenses           3,793      3,476       2,994
                                           --------   --------    --------
                                              5,812      5,554       4,681
                                           --------   --------    --------
Operating income                              5,265      5,060       3,849
Financial income (expenses) (Note 15a)           87        (25)         99
Other income, net (Note 15b)                     54         24           8
                                           --------   --------    --------

Income before income taxes                    5,406      5,059       3,956
Income taxes (Note 13)                        1,667      1,225         367
                                           --------   --------    --------
Net income                                 $  3,739   $  3,834    $  3,589
                                           ========   ========    ========
Basic net earnings per share (Note 12)     $   0.72   $   0.85    $   0.80
                                           ========   ========    ========
Diluted net earnings per share (Note 12)   $   0.67   $   0.78    $   0.77
                                           ========   ========    ========




The accompanying notes are an integral part of the consolidated financial statements.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

                                                                         Accumulated
                                             Share capital Additional      other                          Total           Total
                                          ----------------  paid-in    comprehensive   Accumulated     comprehensive   shareholders'
                                           Number   Amount  capital        income        deficit          income          equity
                                          --------- ------ ---------- ---------------- -------------  --------------- --------------

Balance as of January 1, 2002             4,483,528 $1,781 $  28,311    $       26        $ (6,270)                     $   23,848
  Comprehensive income:
    Net income                                    -      -         -           -             3,589        $   3,589          3,589
Dividend                                          -      -         -           -            (2,018)               -         (2,018)
                                          --------- ------ ---------    ----------        --------        ---------      ---------
Total comprehensive income                                                                                $   3,589
                                                                                                          =========
Balance as of December 31, 2002           4,483,528  1,781    28,311            26          (4,699)                         25,419
  Exercise of options into shares           153,565     32       452             -               -                             484
  Comprehensive income:
    Net income                                    -      -         -             -           3,834        $   3,834          3,834
    Unrealized gain on available-for-sale
     securities, net                              -      -         -            69               -               69              69
Dividend                                          -      -         -             -          (1,122)               -         (1,122)
                                          --------- ------ ---------    ----------        --------        ---------      ---------
Total comprehensive income                                                                                $   3,903
                                                                                                          =========
Balance as of December 31, 2003           4,637,093  1,813    28,763            95          (1,987)                         28,684

  Exercise of options into shares           548,435    111     1,119             -               -                           1,230
  Issuance of shares and warrants,
    net in a private placement              857,143    170     5,822             -               -                -          5,992
  Comprehensive income:
    Net income                                    -      -         -             -           3,739        $   3,739          3,739
    Unrealized gain on available-for-sale
     securities, net                              -      -        11             -              11               11
Dividend                                          -      -         -             -          (7,130)               -          (7,130)
                                          --------- ------ ---------    ----------        --------        ---------      ---------
Total comprehensive income                                                                                $   3,750
                                                                                                          =========
Balance as of December 31, 2004           6,042,671 $2,094 $  35,704    $      106        $ (5,378)                     $    32,526
                                          ========= ====== =========    ==========        ========                      ===========


The accompanying notes are an integral part of the consolidated financial statements.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                         Year ended December 31,
                                                     ------------------------------
                                                        2004       2003       2002
                                                      -------    -------    -------
Cash flows from operating activities:
-------------------------------------
Net income                                            $ 3,739    $ 3,834    $ 3,589
Adjustments to reconcile net income to
  net cash provided by
  operating activities:
  Depreciation and amortization                         1,031      1,004        994
  Gain on sale of property and equipment                  (17)       (63)       (11)
  Loss (gain) on sale of marketable securities            (35)        39          3
  Deferred income taxes, net                              168         63        131
  Trading securities, net                                --         --           50
  Increase in trade receivables                        (1,607)    (1,401)      (136)
  Decrease (increase) in other accounts
    receivable, prepaid expenses
    and deferred charges                                 (208)        27       (342)
  Decrease (increase) in inventories                      167     (1,281)      (409)
  Increase (decrease) in trade payables                  (112)       505        380
  Increase (decrease) in other accounts payable
    and accrued expenses                               (1,186)     1,109        588
  Accrued severance pay, net                              (32)       (59)       (14)
                                                      -------    -------    -------
Net cash provided by operating activities               1,908      3,777      4,823
                                                      -------    -------    -------
Cash flows from investing activities:
-------------------------------------
  Proceeds from restricted short-term bank
    deposits                                              396         44        449
  Proceeds from sale and redemption of
    available-for-sale securities                       2,973      1,650      1,089
  Proceeds from sale of property and equipment             30         89         14
  Purchase of property and equipment                     (926)    (1,451)      (899)
  Purchase of available-for-sale securities            (1,161)    (2,680)    (1,626)
                                                      -------    -------    -------
Net cash provided by (used in) investing activities     1,312     (2,348)      (973)
                                                      -------    -------    -------





The accompanying notes are an integral part of the consolidated financial statements.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                             Year ended December 31,
                                                          -----------------------------
                                                            2004       2003      2002
                                                          --------   -------    -------
Cash flows from financing activities:
-------------------------------------
  Short-term bank credit, net                             $  (290)   $   290    $  --
  Repayments of long-term loans                              (294)      (249)      (414)
  Cash dividend                                            (7,130)    (3,140)      --
  Proceeds from exercise of options                         1,230        484       --
  TAT (the parent company) - current account                 (452)        95       (119)
  Issuance of shares and warrants, net                      5,727       --         --
                                                          -------    -------    -------
Net cash used in financing activities                      (1,209)    (2,520)      (533)
                                                          -------    -------    -------
Increase (decrease) in cash and cash
   equivalents                                              2,011     (1,091)     3,317
Cash and cash equivalents at the beginning
   of the year                                              5,067      6,158      2,841
                                                          -------    -------    -------
Cash and cash equivalents at the
   end of the year                                        $ 7,078    $ 5,067    $ 6,158
                                                          =======    =======    =======

(1)  Supplemental disclosure of non-cash
       investing and financing activities:
       -----------------------------------

        Declared dividend                                 $  --      $  --      $ 2,018
                                                          =======    =======    =======

      Issuance of share and warrants in
      consideration for providing
      credit line and cash                                $   265    $  --      $  --
                                                          =======    =======    =======

      Supplemental disclosure of cash flows activities:
      -------------------------------------------------
      Cash paid during the year for:

        Interest                                          $    16    $    12    $    32
                                                          =======    =======    =======
         Income taxes                                     $ 2,491    $   105    $    99
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

NOTE 1:- GENERAL

          a. TAT Technologies Ltd. ("the Company") is an Israeli corporation which is 52% held by TAT Industries Ltd. ("TAT" or "parent company"). The Company and Limco-Airepair Inc. ("Limco-Airepair"), a wholly owned U.S. subsidiary, are principally engaged in the manufacture and sale of a broad range of heat transfer equipment used in mechanical and electronic systems on-board commercial and military aircraft and in a variety of other electronic equipment. The Company is also engaged in the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components manufactured by the Company. In addition, the Company designs, develops and manufactures aviation accessories. These accessories include fuel components, such as valves and pumps, secondary power systems, various instrumentation and electronic assemblies. The principal markets of the Company and its subsidiary are Israel, Europe and the United States. The Company and its subsidiary sell their products mainly to the aircraft industry.

          b.   As for major customers see note 14 b.

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

          b.   Financial statements in U.S. dollars:

               The majority of the Company and its subsidiary's revenues is generated in U.S. dollars ("dollar") and a substantial portion of the Company and its subsidiary's costs is incurred in dollars. In addition, the Company's financing is obtained in dollars. Accordingly, the dollar is the currency of the primary economic environment in which the Company and its subsidiary operate and the functional and reporting currency of the Company and its subsidiary is the dollar.

               Transactions and balances originally denominated in dollars are Presented at their original amounts Presented at their original amounts. Transactions and balances in other currencies have been remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation: ("SFAS No. 52").

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Accordingly, items have been translated as follows: Monetary items - at the exchange rate in effect on the balance sheet date. Nonmonetary items - at historical exchange rates. Revenue and expense items - at the exchange rates in effect as of the date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

               All transaction gains and losses from the remeasurement of mentioned above are reflected in the statement of income as financial income (expenses), net.

          c.   Principles of consolidation:

               The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary ("the Group"). Intercompany balances and transactions, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

          d.   Cash equivalents:

               Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

          e.   Short-term bank deposit:

               The restricted short-term bank deposit was a deposit with a maturity of more than three months but less than one year. The deposit was in NIS bearing interest at an annual rate of 4.4%. The short-term deposit was presented at its cost including accrued interest. The short-term bank deposit secured a bank credit received by the Company.

          f.   Marketable securities:

               Management determines the classification of investments in debt securities with fixed maturities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2004 and 2003, all marketable securities covered by Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115") were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income, as separate component of shareholders' equity. The amortized cost of available-for-sale securities is adjusted for amortization of premiums to maturity. Such amortization and interest are included in financial income, net.

               Realized gains and losses on sales of investments,  as determined
               on  a  specific   identification   basis,  are  included  in  the
               consolidated statement of income, among "Other income, net".

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               According to Staff Accounting Bulletin No. 59, "Accounting for Non-current Marketable Equity Securities" ("SAB No. 59") management is required to evaluate each period whether a security's decline in value is other than temporary. In all reported periods , the Company did not record an other than temporary decline in the carrying value of its marketable securities.

          g.   Inventories:

               Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items.

               Inventories write-offs are provided to cover risks arising from dead and slow-moving items, discontinued products and excess inventories according to revenue forecasts.

               Cost is determined as follows:

               Raw materials and components - using the average cost method.

               Work in progress - represents the cost of raw materials, components and manufacturing costs which include direct and indirect allocable costs. Cost of raw material and components is determined as described above. Manufacturing costs are determined on an average basis.

          h.   Property, plant and equipment:

               Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The annual rates of depreciation are as follows:

                                                                    %
                                                          ---------------------

               Buildings                                            4
               Machinery and equipment                           10 - 25
               Motor vehicles                                      15
               Office furniture and equipment                    6 - 33

          i.   Intangible assets:

               Intangible assets subject to amortization are being amortized over their useful lives, using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. Technology and deferred charges are amortized over 6-10 years.

               Amortization expenses amounted to $ 9, $ 33 and $ 39 for the years ended December 31, 2004, 2003 and 2002, respectively.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          j.   Impairment of long-lived assets

               The Company's long-lived assets (except goodwill - see k below) are reviewed for impairment in accordance with SFAS No. 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. As of December 31, 2004, no impairment losses have been identified.

          k.   Goodwill:

               Goodwill represents the excess of purchase cost over the fair value of identifiable net assets of acquired companies. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over a weighted average period of 12 years. On January 1, 2002, the Company adopted, Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). As a result, goodwill is no longer amortized but is subject to annual impairment tests (or more frequent tests if impairment indicators arise). SFAS No. 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment. The Company performed its first phase impairment and found no instances of impairment of its recorded goodwill.

               In the first phase of impairment testing, goodwill is tested for impairment by comparing the fair value of the reporting unit to which the goodwill was attributed, to its carrying value. Fair value of the reporting unit was determined by the Company using market capitalization.

          l.   Revenue recognition:

               The Company and its subsidiary generate their revenues from the sale of products and from providing services.

               Revenues from the sale of products are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB No. 104") when persuasive evidence of an arrangement exists, delivery of the product has occurred, collection of the resulting receivable is probable, the price is fixed or determinable and no significant obligation exists. The Company does not grant its customers a right of return.

               Revenues from remanufacture, repair and overhaul services are recognized as services are performed.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          m.   Research and development:

               Research and development costs, net of grants and participations received are charged to expenses as incurred.

          n.   Grants:

               Royalty-bearing and non royalty-bearing grants and participations from the Government of Israel and royalty-bearing grants from the BIRD Foundation for funding certain approved research and development projects are recognized at the time in which the Company is entitled to such grants, on the basis of the costs incurred. Such grants and participations are included as a deduction of research and development costs. Research and development grants amounted to $ 0, $ 0 and $ 42 in 2004, 2003 and 2002, respectively.

          o.   Warranty costs:

               The Company provides warranties for its products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product. Based on the Company's experience, warranty expenses have been immaterial and, therefore, the Company did not record any warranty provision.

          p.   Income taxes:

               Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method, whereby deferred tax assets and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and for tax loss carryforwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The Company and its subsidiary provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

               Results for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index ("CPI"). As explained in b above, the consolidated financial statements are presented in U.S. dollars. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the differences resulting from changes in exchange rate and indexing for tax purposes.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          q.   Concentrations of credit risk:

               Financial instruments that potentially subject the Company and its subsidiary to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables.

               Cash and cash equivalents are deposited with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company and its subsidiary's cash and cash equivalents, are financially sound, and, accordingly, minimal credit risk exists with respect to these financial instruments.

               The Company's marketable securities include investment in debentures and in shares. Management believes that the companies that issued the debentures and the shares are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to the marketable securities.

               The Company's and its subsidiary's trade receivables are derived mainly from sales to customers in the United States, Israel and Europe. The Company and its subsidiary generally do not require collateral, however, in certain circumstances the Company may require letters of credit. Management believes that credit risks relating to trade receivables are minimal since the Company's customers are financially sound. The Company and its subsidiary perform ongoing credit evaluation of their customers' financial condition. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

               The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

          r.   Severance pay:

               The Company's liability for severance pay is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The liability is presented on an undiscounted basis. The Company records as an expense the net increase in its severance liability. The Company's liability for all of its employees is fully covered by monthly deposits with severance pay funds, insurance policies, Mivtahim Social Insurance Institution Ltd. ("Mivtahim") and by an accrual.

               The liability covered by deposits with Mivtahim is irrevocably transferred to Mivtahim. Accordingly, neither the amounts accumulated with Mivtahim, nor the corresponding liabilities for severance pay are reflected in the balance sheet.

               The value of the policies, other than the value of Mivtahim policies, is included as an asset in the Company's balance sheet.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

               Severance expense was $ 274, $ 284 and $ 297 for the years ended December 31, 2004, 2003 and 2002, respectively.

          s.   Fair value of financial instruments:

               The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, trade payables and other accounts payable approximate their fair values, due to the short-term maturities of such instruments.

               The  fair  value  for   marketable   securities   classified   as
               available-for-sale is based on quoted market prices.

          t.   Basic and diluted net earnings per share:

               Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share further include the effect of dilutive stock options outstanding during the year, all in accordance with Statement of Financial Accounting Standard Statement No. 128, "Earnings Per Share".

               The weighted average number of outstanding options excluded from the calculations of diluted net earnings per share, due to their anti dilutive effect, was 500,000, 0 and 713,500, for the years ended December 31, 2004, 2003 and 2002, respectively.

          u.   Accounting for stock-based compensation:

               The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock options. According to APB NO. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Pro forma information regarding the Company's net income and net earnings per share is required by SFAS 123 as if the company had accounted for its employee stock options under the fair value based method. Since all shares options were vested preceding to all reported periods, the Company's net income would not have changed for all reported periods if the Company had applied the fair value recognition provisions according to SFAS 123.

          v.   Reclassification

               Certain amounts from prior years have been reclassified to conform to current classification.

          w.   Impact of recently issued accounting standards

               1. In March 2004, the Financial Accounting Standards Board approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). The objective of this Issue is to provide guidance for identifying impaired
                    investments.   EITF  03-1  also   provides  new   disclosure
                    requirements for investments that are deemed to be temporarily impaired. The impairment measurement and recognition guidance prescribe in EITF 03-1 is delayed until the final issuance of FSP EITF 03-01-a. The disclosure requirements for available for sale investment are effective for annual reporting periods ending after June 15, 2003.The Company has evaluated the impact of the adoption of EITF 03-1 and does not believe the impact will be significant to the Company's overall results of operations or financial position.

               2. On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004 Share-Based Payment ("Statement 123R"), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while Statement 123(R) requires all share-based payments to employees to be recognized based on their fair values. Statement 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for the Company in the first interim period beginning after January 1, 2006. Currently the company has no unvested stock options. However the impact of this standard on the company's results of operations will depend on the level of share based payments granted in the future.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               3. In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SAFS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.


NOTE 3:- MARKETABLE SECURITIES AND LONG TERM MARKETABLE SECURITIES

          The   following   is  a  summary  of   available-for-sale   marketable
          securities:

                                                                               December 31,
                                               -----------------------------------------------------------------------------
                                                               2004                                   2003
                                               ------------------------------------- ---------------------------------------
                                                                         Estimated                               Estimated
                                                               Gross       fair                       Gross        fair
                                                Amortized   unrealized    market      Amortized     unrealized    market
                                                  cost         gains       value         cost         gains        value
                                               ------------ ------------------------ ------------- -------------------------
                 Available-for-sale:
                 -------------------
                 Government and agency bonds    $     -      $   -       $     -       $   491        $  -          $  491
                 Shares                             758         94           852           652          84             736
                 Debentures and convertible
                  debentures                        702         12           714         2,093          11            2,104
                                                -------      -----       -------       -------        ----          -------
                                                $ 1,460      $ 106       $ 1,566       $ 3,236        $ 95          $ 3,331
                                                =======      =====       =======       =======        ====          =======

          Unrealized losses amounted to $1 and $3 on December 31, 2004 and 2003, respectively.

          During 2004, 2003 and 2002, the Company recorded proceeds from redemption and sales of these securities in the amounts of $ 2,973, $ 1,650 and $ 1,089, respectively. The related gains (losses) amounting to $ 35, $ (39) and $ (3), in 2004 and 2003 and 2002, respectively, were recorded in other income, net.

NOTE 4:- INVENTORIES

                                                      December 31,
                                            -------------------------------
                                                 2004            2003
                                            --------------   --------------
          Raw materials and components      $      4,736     $     4,375
          Work in process                          8,446           8,974
                                            --------------   --------------
                                            $     13,182     $    13,349
                                            ==============   ==============

          As for charges, see Note 10.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 5:- PROPERTY, PLANT AND EQUIPMENT, NET

                                                          December 31,
                                             -----------------------------------
                                                   2004               2003
                                             ---------------   -----------------
          Cost:
            Land and buildings (1)            $    2,294         $    2,216
            Machinery and equipment               19,157             18,580
            Motor vehicles                         1,187              1,065
            Office furniture and equipment           333                316
                                             ---------------   -----------------
                                                  22,971             22,177
          Accumulated depreciation                17,119             16,216
                                             ---------------   -----------------
          Depreciated cost                     $   5,852         $    5,961
                                             ===============   =================

          Depreciation expenses amounted to $ 1,022, $ 974 and $ 955 for the years ended December 31, 2004, 2003 and 2002, respectively.

          (1) Including lease rights to land in the amount of $ 1 under a sub-lease agreement with TAT. The lease period ends in 2020 and includes a renewal option if TAT exercises the option granted by the Israel Land Administration.

               Registration with the Land Registrar of the transfer of sub-lease rights from TAT to the Company has not yet been finalized due to technical reasons.

          As for charges, see Note 10.


NOTE 6:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                       December 31,
                                           -------------------------------------
                                                 2004                 2003
                                           -----------------   -----------------
          Employees and payroll accruals    $      1,422         $      1,462
          Government authorities                       -                  645
          Accrued expenses                           677                  585
          Deferred revenue                             -                  217
          Advances from customers                     86                  350
          Other                                      559                  671
                                           -----------------   -----------------
                                            $      2,744         $      3,930
                                           =================   =================

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 7:- TRANSACTIONS WITH RELATED PARTIES

          a. The Company entered into an agreement with TAT, whereby in April 1994 the Company exercised the option and purchased the prototype and rights to manufacture and distribute an air conditioning system without freon gas (EFACS) for aircraft and trains, which was developed by TAT.

               The following are the terms of the agreement:

               1. TAT has a right of first refusal for regarding the manufacture of components of the air conditioning systems, which are included among the technologies and components which TAT deals with or will deal with from time to time.

               2.   The Company is committed to pay TAT the following:

                    a) Royalties amounting to 17% on the first $ 10,000 in revenues from sales of the systems, directly or indirectly, and 7% on all such revenues in excess of $ 10,000.

                    b)   Reimbursement   of  the  royalties  due  to  the  Chief
                         Scientist in connection with the sales of the systems.

                    c) 25% of the proceeds in connection with the transfer or sale of know-how and/or any rights related to the system.

               As of December 31, 2004, the Company has not sold EFACS and, therefore, the Company has not paid or accrued royalties for this commitment.

          b.   Transactions with TAT:

                                                                   Year ended December 31,
                                                     ----------------------------------------------------
                                                           2004              2003              2002
                                                     ----------------  ----------------  ----------------
                Revenues from management fees          $         50      $         50      $         50
                                                     ================  ================  ================
                Other manufacturing costs              $         59      $        134      $        210
                                                     ================  ================  ================
                Lease expenses (1)                     $        324      $        318      $        312
                                                     ================  ================  ================

               (1) During 2000, the Company entered into a lease agreement with TAT for a period of 25 years. According to the agreement, the Company leases from TAT the factory premises for an annual amount of approximately $ 300, increased by 2% annually, subject to a revaluation based on market value every five years. The Company is entitled to a one-time right of termination of the agreement after 10 years.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 7:- TRANSACTIONS WITH RELATED PARTIES (Cont.)

          c.   Balances with related parties:

                                                         December 31,
                                             ----------------------------------
                                                   2004               2003
                                             ---------------   ----------------
               TAT - current account (1)      $         73       $        525
                                             ===============   ================

               (1) The current account is denominated in NIS linked to the Israeli Consumer Price Index and bears no interest.

                                                                                 Year ended December 31,
                                                                  -----------------------------------------------------
                                                                         2004              2003              2002
                                                                  ----------------- ----------------- -----------------
          d.     Commissions   to  a  company  owned  by
                   certain  shareholders (see Note 9b)              $        377      $        487      $        503
                                                                  ================= ================= =================
                 Management fee (see f below)                       $         54      $          -      $          -
                                                                  ================= ================= =================

          e. The Chairman of the Board of Directors and the Vice Chairman of the Board of Directors are entitled each to a bonus of 2.5% of the annual consolidated operating income, in excess of $ 500. Bonus expenses were $ 246, $ 240, $176 in 2004, 2003 and 2002, respectively, and were recorded as part of the general and administrative expenses.

          f. A shareholder of the Company provides the Company with management and consulting services in consideration for the lower of: (i) 3% of the consolidated operating income in excess of $ 500, or (ii) $ 250. Consulting expenses were $50, $ 0, $0 in 2004, 2003 and 2002, respectively, and were recorded as part of the general and administrative expenses. See also Note 11b.

NOTE 8:- LONG-TERM LOANS

          a.   Terms of the loans:

                                                                     Weighted average
                                                       Currency       interest rate                December 31
                                                    -------------- --------------------  --------------------------------
                                                                      2004      2003          2004             2003
                                                                   ---------- ---------  ---------------  ---------------
                                                                            %
                                                                   --------------------
                       Banks                         U.S. dollar      -         3.4        $         -      $       294
                       Less - current maturities                                                     -              248
                                                                                         ---------------  ---------------
                                                                                           $         -      $        46
                                                                                         ===============  ===============

          b.   As for collateral, see Note 10.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES

          a. The Company and Limco-Airepair obtained from the BIRD Foundation grants for the support of research and development projects aggregating to $ 551. The Company is obligated to pay royalties of between 2.5% to 5% of the sales of the products generated from such projects, up to an amount equal to 100% of the grant received. The contingent liability in respect of the aforementioned grants amounted to $551. The Company does not expect any sales generated from these projects in the future.

          b. The Company is committed to pay commissions to a company owned by certain of its shareholders for representing the heat exchangers division in North America (see Note 7d). The commissions were recorded as part of the Selling and marketing expenses.

               According to the agreement, the commissions are to be paid at a rate of 10% of the amount of inventories purchased in North America and 3% of the sales made in North America. The commissions were recorded as part of the Cost of revenues and Selling and marketing expenses, respectively.

          c. The Company is committed to pay royalties to a third party at a range of 5% to 6% of sales of products developed through the intellectual property and goodwill which were purchased from that third party. Royalties expenses were $ 31, $ 51 and $ 39 for the years ended December 31, 2004, 2003 and 2002, respectively. The royalties were recorded as part of the Cost of revenues.

          d. The Company is committed to pay marketing commissions to salesmen at a range 1% to 12% of the total sales contracts which were received through promotion and distribution carried out by them. Commission expenses were $ 346, $ 500, $ 241 for the years ended December 31, 2004, 2003 and 2002, respectively. The commissions were recorded as part of the Selling and marketing expenses.

          e. The Company is committed to pay royalties to a third party of between 9% to 12% of sales of the products developed by the third party. Royalties expenses amounted to $ 214, $ 448 and $ 321 for the years ended December 31, 2004, 2003 and 2002, respectively. The royalties were recorded as part of the Cost of revenues.

          f.   As for commitments to TAT, see Note 7a.

          g.   Lease commitments:
               Limco-Airepair entered into operating lease agreements which expire in 2006. As of December 31, 2004, future minimum rental payments under non-cancelable operating leases are as follows:

                        2005              $  29
                        2006                 14
                                         --------
                                          $  43
                                         ========

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

               Total rent expenses for the years ended December 31, 2004, 2003 and 2002 were approximately $ 30, $ 30 and $ 29, respectively. As for the lease of the factory premises by the Company, see Note 7b.

          h. The Company's subsidiary previously had a commitment to purchase non-serviceable aircraft spare parts assemblies and the relating complete technical documentation, as identified in the agreement, in the amount of $ 1,134. According to the agreement, the subsidiary had to pay a 10% down payment while the remaining $ 1,021 was to be paid in several separate payments according to the terms of the agreement. As of December 31, 2004, approximately $ 1,015 of the commitment had been fulfilled. The Company has a proposed agreement with a third party to share equally in this purchase commitments and sales proceeds. The third party has advanced approximately $474 to the Company which is included in other payables and accrued expenses.

          i. During 2004, two former employees filed a claim against the Company and against an employment agency, alleging breach of contract, and seeking compensation for salary delays and salary differences in the amount of $250. The Company, with the advice of its legal counsel, is unable to predict the ultimate outcome of these claims, yet believes that such claims are without merit. As such, no provision was provided.

NOTE 10:- CHARGES AND GUARANTEES

          The Company provided a bank guarantee in the amount of $ 201, to secure customer advances and performance to customers.

NOTE 11:- SHAREHOLDERS' EQUITY

          a. The Company's shares are registered with the Securities and Exchange Commission in the United States and are traded on the NASDAQ (Small Cap Market). The Company's Ordinary shares confer upon their holders voting rights, the right to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company.

          b.   On August  10,  2004,  the  Company  entered  into an  investment agreement, according to which an investor purchased 857,143 Ordinary shares of NIS 0.90 par value of the Company and was granted 500,000 warrants to purchase 500,000 Ordinary shares of NIS 0.90 par value at an exercise price of $ 8.50 per share. The warrants are exercisable for 66 months from the date of grant. The total cash received was $ 6,000.

               In addition, the investor and the Company entered into a credit line agreement, under which the investor made a line of credit available to the Company in the amount of up to $ 2,000.

               The amount of the credit withdrawn from the investor shall not be less than $ 1,000. The withdrawn credit bears interest at an annual rate of 5%, in addition to an annual handling fee of 0.5% of the credit line amount. The withdrawn credit will be settled in four equal payments, no later than 66 months from the date of the agreement. As of December 31, 2004, the Company has not withdrawn any amounts from the credit line.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

               The Company recorded the fair value of the credit line, which amounted to $ 265, as deferred charges, which will be amortized throughout the term of the credit line agreement.

               As such, the total proceeds received for the issuance of shares and warrants, consisting of cash and a provision of a credit line, amounted to $ 6,265, from which issuance expenses in the amount of $ 273 were deducted. Regarding a consulting agreement entered with the investors, see also Note 7f.

          c.   Stock option plans:

               1. In June 1994, the Company adopted a stock option plan for its employees, directors and service providers, whereby up to 125,000 options to purchase Ordinary shares were to be granted, at an exercise price of $ 4 per share (the market price at the date of the grant). Out of this plan 116,000 options (out of which 87,500 stock options were granted to executives) were granted. Under the terms of the plan, the options vested ratably over a period of five years commencing with the date of grant. This stock option plan together with options issued and not exercised expired in June 2004.

               2. In March 1995, the Company adopted a stock option plan for its employees, employees of the parent company, directors and service providers, whereby up to 400,000 options to purchase Ordinary shares were to be granted, at an exercise price of $ 4.5 per share (the market price at the date of grant). Out of this plan 372,500 options (out of which 315,000 stock options were granted to executives) were granted. Under the terms of the plan, the options vested after a period of five years commencing with the date of grant. In March 2005, the remaining 267,500 options out of the plan expired.

               3. In January 1999, the Company adopted a stock option plan for its employees, directors and officers of the Company, whereby up to 500,000 options to purchase Ordinary shares (out of which 402,500 stock options were granted to executives) were to be granted, at an exercise price of $
                    1.625 per share (which equaled the market price on the date of grant). All options have been granted under the above plan. Under the terms of the plan, the options were fully vested as of the grant date. These options expired in January 2009.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

               The following table is a summary of the activity of the Company's stock Option plans:

                                                    Year ended December 31,
                                ----------------------------------------------------------------
                                        2004                 2003                  2002
                                -------------------- -------------------- ----------------------
                                            Weighted             Weighted              Weighted
                                 Number     average    Number    average     Number     average
                                   of       exercise     of      exercise      of      exercise
                                 options     price     options    price     Options      price
                                ---------- ---------  --------- ---------- ---------- -----------
  Outstanding at the              834,935  $   2.95   988,500    $   2.99   988,500     $  2.99
    beginning of the year

  Exercised                      (548,435) $   2.25  (153,565)   $   2.36         -     $     -
  Expired                          (1,500) $   4.00         -    $      -         -     $     -
                                ---------            --------               -------
  Outstanding at the end of
    the year                      285,000  $   4.323  834,935    $   2.95   988,500     $  2.99
                                  =======  =========  =======    ========   =======     =======
  Exercisable options             285,000  $   4.323  834,395    $   2.95   988,500     $  2.99
                                  =======  =========  =======    ========   =======     =======

               The options outstanding as of December 31, 2004, have been separated into ranges of exercise prices, as follows:

                                             Options          Weighted           Options
                                           outstanding         average         exercisable        Exercise
                                              as of           remaining           as of           price of
                      Exercise            December 31,       contractual      December 31,         options
                        price                 2004          life (years)          2004           exercisable
              -------------------------  ---------------   ---------------   ---------------   ---------------
                      $  1.625                17,500           4.08               17,500            $    1.625
                      $  4.5                 267,500*          0.25              267,500*           $    4.50
                                            ----------                        -------------
                                             285,000         $ 4.323             285,000            $   4.323
                                            ==========     ============       =============      =============

               * In March 2005, these options were expired.

          d.   Dividends:

               Dividends on the Ordinary shares, if any, will be declared and paid in U.S dollars. The Company's intentions are to pay up to 40% of the Company's net profit as a cash dividend annually, depending on cash flow and profitability and other factors affecting the Company's business.

               On September 8, 2004, the Company declared a dividend in the amount of $ 7,130. The ex-date was set for October 18, 2004, and the dividend was fully paid on November 8, 2004.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 12:- NET EARNINGS PER SHARE

               The following table sets forth the computation of historical basic and diluted net earnings per share:

                                                           Year ended December 31,
                                                    ------------------------------------
                                                       2004          2003        2002
                                                    ----------   ----------   ----------
Numerator: Net income                               $    3,739   $    3,834   $    3,589
                                                    ==========   ==========   ==========
Denominator:
  Weighted average number of Ordinary shares
  outstanding during the year                        5,166,218    4,509,891    4,483,516
                                                    ==========   ==========   ==========
  Basic net earnings per share - weighted average    5,166,218    4,509,891    4,483,516
    number of shares
  Effect of dilutive securities:
  Stock options and warrants                           397,842      397,529      167,497
                                                    ----------   ----------   ----------
Denominator for diluted net earnings per share       5,564,060    4,907,420    4,651,013
                                                    ==========   ==========   ==========

NOTE 13:- INCOME TAXES

          a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

               In accordance with the above law results for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (CPI).

          b. Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

               The Company is an "industrial company", as defined by the law for the Encouragement of Industry (Taxes), 1969, and as such, is entitled to certain tax benefits, which mainly consist of amortization of costs relating to know-how and patents over eight years, the right to claim public issuance expenses, and accelerated depreciation.

          c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

               A certain expansion plan of the Company has been granted an "Approved Enterprise" status, under the Law. The Company has elected to receive its benefits through the "alternative benefits track", waiving grants in return for tax exemptions. Pursuant thereto, the increase in income from the date of commencement of the program which is the income of the Company derived from the following "Approved Enterprise" expansion program is tax-exempt for the periods stated below and will be eligible for reduced tax rates thereafter (such reduced tax rates are dependent on the level of foreign investments in the Company), as described below.

               Income from sources other than the "Approved Enterprise" are subject to tax at the regular corporate tax rate of 35%.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13:- INCOME TAXES (Cont.)

               Income derived from the program, which commenced in 2003, will entitle the Company to a tax exemption for the two-year period ending December 31, 2004, and to a reduced tax rate of 10%-25% for an additional five to eight years ending December 31, 2009 to 2012 (depending on the level of foreign investments into the Company).

               The  entitlement to the above  benefits is  conditional  upon the
               Company fulfilling the conditions stipulated by the abovementioned law, regulations published thereunder and the letters of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, management believes that the Company is meeting all of the aforementioned conditions.

               The tax-exempt income attributable to the "Approved Enterprise" can not be distributed to shareholders without imposing tax liability on the Company other than in complete liquidation. As of December 31, 2004, there is approximately $ 170 tax-exempt income earned by the Company's "Approved Enterprise" included in retained earnings.

               If the retained tax-exempt income is distributed to shareholders, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently - 25%).

               By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

               See also note 13(f).

          d.   Amendment 132 to the Israeli Income Tax Ordinance:

               In July 2002, Amendment 132 to the Israeli Income Tax Ordinance ("Amendment 132") was approved by the Israeli parliament and is effective as of January 1, 2003. The principal objectives of Amendment 132 were to broaden the categories of taxable income and to reduce the tax rates imposed on employment income. The Amendment had no material impact on the Company.

          e.   Reduction in corporate tax rate:

               In June 2004, the Israeli parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) ("the Amendment"), which progressively reduces the corporate tax rate from 36% to 35% in 2004, 34% in 2005, 32% in 2006 and 30% in
               2007.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13:- INCOME TAXES (Cont.)

          f. On March 29, 2005, the Israeli parliament passed an amendment to the Law for the Encouragement of Capital Investments, 1959 ("the Law"), which provides expanded tax incentives for future industrial investments and simplified the bureaucratic process for obtaining approval of investments qualifying for tax incentives ("the 2005 Amendment"). The 2005 Amendment primarily relates to the "alternative benefits track" tax incentives which the Company has elected for its Approved Enterprises. Changes include special tax incentives and an expedited approval process for companies that make minimum qualifying investments in fixed assets in production facilities located in Israel. The 2005 Amendment became effective on April 1, 2005. The Company is currently evaluating the impact of the 2005 Amendment on its business operations.

          g.   Non-Israeli subsidiary

               A non-Israeli subsidiary is taxed based on the tax laws in its country of residence - the U.S. The tax rate in the U.S. is 40%.

          h.   Tax assessments

               The Company received tax assessments considered as final through 2001.

          i.   Income tax reconciliation:

               A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory tax rate and the actual tax expense is as follows:

                                                                                     Year ended December 31,
                                                                       ---------------------------------------------------
                                                                            2004              2003              2002
                                                                       ---------------   ---------------   ---------------
                      Income before income taxes as reported in the      $      5,408      $      5,059      $      3,956
                        statements of income
                                                                       ===============   ===============   ===============
                       Statutory tax rate in Israel                               35%               36%               36%
                                                                       ===============   ===============   ===============
                      Theoretical tax expenses                           $      1,893      $      1,821      $      1,424
                      Increase (decrease) in income taxes resulting
                        from:
                      Tax adjustment in respect of foreign
                        subsidiary subject to a different tax rate                 76                67                36
                      Reversal of valuation allowance in respect of
                        carryforward losses                                                           -            (1,019)
                      Difference in basis of measurement for
                        financial reporting and income tax  purposes              (94)             (519)             (158)
                      Tax in respect of prior years                              (310)             (258)                -
                      Non-deductible expenses                                     102               114                84
                                                                       ---------------   ---------------   ---------------
                      Income taxes as reported in the statements of
                        income                                           $      1,667      $      1,225      $        367
                                                                       ===============   ===============   ===============

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13:- INCOME TAXES (Cont.)

          j.   Income before income taxes is comprised as follows:

                                                                                     Year ended December 31,
                                                                       ---------------------------------------------------
                                                                            2004              2003              2002
                                                                       ---------------   ---------------   ---------------
                      Domestic (Israel)                                 $       3,880     $       3,387      $      2,961
                      Foreign (United States)                                   1,526             1,672               995
                                                                       ---------------   ---------------   ---------------
                                                                        $       5,406     $       5,059      $      3,956
                                                                       ===============   ===============   ===============

          k.   Income taxes included in the statements of income:

                      Current:
                        Domestic (Israel)                               $         999      $        627      $          -
                        Foreign (United States)                                   500               535               236
                                                                       ---------------   ---------------   ---------------
                                                                                1,499             1,162               236
                                                                       ---------------   ---------------   ---------------
                       Deferred:
                        Domestic (Israel)                                        112                27                  -
                        Foreign (United States)                                   56                36                131
                                                                       ---------------   ---------------   ---------------
                                                                                 168                63                131
                                                                       ---------------   ---------------   ---------------
                                                                        $      1,667       $     1,225       $       367
                                                                       ===============   ===============   ===============

          l.   Deferred income taxes:

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                                    December 31
                                                                                         ----------------------------
                                                                                             2004             2003
                                                                                         -------------   ------------
                      Deferred tax assets (liabilities):
                        Provisions for employee benefits and other temporary
                          differences                                                      $     559       $     449
                        Tax loss carryforwards                                                   100             209
                                                                                         -------------   ------------
                      Deferred tax assets                                                        659             658
                      Deferred tax liabilities                                                  (616)           (447)
                                                                                         -------------   ------------
                      Net deferred tax assets (liabilities)                                $      43       $     211
                                                                                         =============   ============


               As of December 31, 2004, the Company and its subsidiary did not provide a valuation allowance in respect of deferred tax assets, since management currently believes that it is more likely than not that the deferred tax asset will be realized in the future.

               The Company has no present intention of remitting undistributed earnings of a foreign subsidiary aggregating $ 3,288 as of December 31, 2004, and accordingly, no deferred tax liability has been established relative to these earnings. If these amounts were not considered permanently reinvested, a deferred tax liability would have been required.

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 14:- MAJOR CUSTOMER AND GEOGRAPHICAL INFORMATION

          a.   Summary information about geographic areas:

               The Company and its subsidiary operate in one industry segment. Total revenues are attributed to geographic areas based on the location of the customers. This data is presented in accordance with Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131").

               The following presents total revenues, based on the location of the end customers, for the years ended December 31, 2004, 2003 and 2002 and long-lived assets as of December 31, 2004 and 2003:

                                                           2004                        2003             2002
                                            --------------------------- --------------------------  -------------
                                                Total      Long-lived      Total       Long-lived      Total
                                              revenues       assets       revenues       assets       revenues
                                            ------------- ------------- ------------  ------------  ------------
                      Israel                  $   5,095     $   4,037     $   4,796     $   4,332     $   4,277
                      Asia                        1,430             -         1,845             -         1,382
                      United States              17,569         2,418        15,441         2,241        13,531
                      Europe                      8,736             -         8,340             -         6,879
                      Other                         413             -           260             -           211
                                            ------------- ------------- ------------  ------------  ------------
                                              $  33,243     $   6,455     $  30,682     $   6,573     $  26,280
                                            ============= ============= ============  ============  ============

          b.   Major customer data as a percentage of total revenues:

                                            Year ended December 31,
                              --------------------------------------------------
                                   2004              2003              2002
                              ---------------   ---------------   --------------
                                                       %
                              --------------------------------------------------

               Customer A           10.1              15.3              11.9
               Customer B           15.4              12.9              12.8
               Customer C            9.8              12.1               4.9
               Customer D            7.8               5.6              17.3

                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 15:- SELECTED STATEMENTS OF INCOME DATA

                                                                                  Year ended December 31,
                                                                          ------------------------------------
                                                                             2004          2003        2002
                                                                          ---------   -----------   ----------
               a. Financial income (expenses), net:

                       Financial income:
                         Foreign currency translation adjustments          $    86     $     49     $       -
                         Interest on cash equivalents, short-term bank
                           deposits and others                                 147           46           203
                                                                          ---------   -----------   ----------
                                                                               233           95           203
                                                                          ---------   -----------   ----------
                       Financial expenses:
                         Bank charges                                          (68)         (47)           -
                         Interest on short-term loans                           (6)         (12)         (56)
                         Interest on long-term loans                           (28)         (13)         (30)
                         Foreign currency translation adjustments              (42)         (20)         (18)
                         Others                                                 (2)         (28)           -
                                                                          ---------   -----------   ----------
                                                                              (146)        (120)        (104)
                                                                          ---------   -----------   ----------
                                                                           $    87     $    (25)    $     99
                                                                          =========   ===========   ==========

               b. Other income (expenses), net:

                         Gain on sale of property and equipment            $    18      $    63      $    11
                         Gain (loss) on sale of marketable securities
                          classified as available-for-sale                      36          (39)          (3)
                                                                          ---------   -----------   ----------
                                                                           $    54      $    24      $     8
                                                                          =========   ===========   ==========

NOTE 16:- SUBSEQUENT EVENTS

     On May 16, 2005, the Company entered into an agreement with Piedmont Component Services, LLC ("Piedmont"), according to which the Company will purchase 100% of Piedmont's shares for the aggregate amount of $ 5,500. In addition, at the closing, the Company will repay $ 9,500 of Piedmont's outstanding indebtedness.



                       - - - - - - - - - - - - - - - - - -

                                 [LETTERHEAD OF
                      TULLIUS TAYLOR SARTAIN & SARTAIN LLP]


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




Board of Directors of
LIMCO-Airepair, Inc.


We have audited the accompanying balance sheets of LIMCO-Airepair, Inc. (an Oklahoma corporation) as of December 31, 2004 and 2003, and the related statements of income, retained earnings and cash flows for each of the three years in the period ended Deember 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to preform an audit of the company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LIMCO-Airepair, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with the U.S. generally accepted accounting principles.



/s/Tullius Taylor Sartain & Sartain LLP

June 27, 2005

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      TAT TECHNOLOGIES LTD.-



                                      By: /s/ Israel Ofen
                                         ----------------
                                           Israel Ofen, Executive Vice President
                                           and Chief Financial Officer

Date:  June 30, 2005