Form 20-F
period 2005-12-31
TAT TECHNOLOGIES LTD
filed 2006-06-28
CIK 808439

SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                          OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                      FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                          OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE TRANSITION PERIOD FROM _______ TO ________

                                          OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
           DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT ........

                         COMMISSION FILE NUMBER: 0-16050

                              TAT TECHNOLOGIES LTD.
                              ---------------------
              (Exact name of Registrant as specified in its charter
               and translation of Registrant's Name into English)

                                     ISRAEL
                                     ------
                 (Jurisdiction of incorporation or organization)

                        P.O. BOX 80, GEDERA 70750, ISRAEL
                        ---------------------------------
                    (Address of principal executive offices)

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

                  ORDINARY SHARES, PAR VALUE NIS 0.90 PER SHARE

           AS OF DECEMBER 31, 2005 .........................6,042,671

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                 Yes [ ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

   Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 [ ] Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                 Yes [ ] No [X]

                                  INTRODUCTION

      TAT Technologies Ltd. is engaged in the manufacture and sale of a broad range of heat transfer equipment used in mechanical and electronic systems on board commercial and military aircraft and in a variety of other electronic equipment. We are also engaged in the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components manufactured by us and other companies. In `addition, we manufacture, sell and service certain related products for use in aircraft and electronic systems. We were incorporated under the laws of the State of Israel in April 1985 to develop the computerized systems business of our parent company, TAT Industries Ltd., or TAT Industries, a publicly held Israeli corporation engaged in the manufacture and sale of aeronautical equipment. In December 1991, we acquired the heat exchanger operations of TAT Industries and in February 2000, we entered into an agreement to purchase its operations relating to the manufacture of aviation accessories and to lease certain of its properties. We conduct business in the United States through our wholly owned subsidiary Airepair International Inc., or Limco-Airepair, an Oklahoma corporation, and its subsidiary, Piedmont Aviation Component Services, LLC, or Piedmont, an Kernersville, North Carolina based company. Limco-Airepair is certified by the Federal Aviation Administration, or FAA, to engage in the remanufacture, overhaul and repair of heat transfer equipment for the aviation industry. In July, 2005, we purchased Piedmont, an FAA certified company engaged in the repair and overhaul of various aircraft accessories.

      From our public offering in March 1987 until July 1998, our ordinary shares were listed on the NASDAQ National Market (symbol: TATTF). In July 1998, the listing of our ordinary shares was transferred to the NASDAQ Capital Market and since August 2005, our shares have been also traded on the Tel Aviv Stock Exchange, or TASE. As used in this annual report, the terms "we," "us" and "our" mean TAT Technologies Ltd. and its subsidiaries, unless otherwise indicated.

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

      Statements which use the terms "anticipate," "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3. "Key Information - Risk Factors."

      Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references in this annual report to "dollars" or "$" are to dollars and all references in this annual report to "NIS" are to New Israeli Shekels.

      Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any previous filing with the Securities and Exchange Commission, you may read the document itself for a complete recitation of its terms.

PART I ....................................................................    1

          Item 1.    Identity of Directors, Senior Management and
                     Advisers .............................................    1

          Item 2.    Offer Statistics and Expected Timetable ..............    1

          Item 3.    Key Information ......................................    1

               A.    Selected Financial Data ..............................    1

               B.    Capitalization and Indebtedness ......................    2

               C.    Reasons for the Offer and Use of Proceeds ............    2

               D.    Risk Factors .........................................    2

          Item 4.    Information on the Company ...........................   10

               A.    History and Development of the Company ...............   10

               B.    Business Overview ....................................   11

               C.    Organizational Structure .............................   18

               D.    Property, Plants and Equipment .......................   18

          Item 4A.   Unresolved Staff Comments ............................   19

          Item 5.    Operating and Financial Review and Prospects .........   19

               A.    Operating Results ....................................   25

               B.    Liquidity and Capital Resources ......................   31

               C.    Research and Development, Patents and Licenses .......   33

               D.    Trend Information ....................................   33

               E.    Off-balance Sheet Arrangements .......................   33

               F.    Tabular Disclosure of Contractual Obligations ........   34

          Item 6.    Directors, Senior Management and Employees ...........   34

               A.    Directors and Senior Management ......................   34

               B.    Compensation .........................................   37

               C.    Board Practices ......................................   38

               D.    Employees ............................................   45

               E.    Share Ownership ......................................   46

          Item 7.    Major Shareholders and Related Party Transactions ....   48

               A.    Major Shareholders ...................................   48

               B.    Related Party Transactions ...........................   49

               C.    Interests of Experts and Counsel .....................   50

          Item 8.    Financial Information ................................   50

               A.    Consolidated Statements and Other Financial
                     Information ..........................................   50

               B.    Significant Changes ..................................   51

          Item 9.    The Offer and Listing ................................   51

               A.    Offer and Listing Details ............................   51

               B.    Plan of Distribution .................................   52

               C.    Markets ..............................................   52

               D.    Selling Shareholders .................................   52

               E.    Dilution .............................................   52

               F.    Expense of the Issue .................................   52

          Item 10.   Additional Information ...............................   52

               A.    Share Capital ........................................   52

               B.    Memorandum and Articles of Association ...............   52

               C.    Material Contracts ...................................   55

               D.    Exchange Controls ....................................   56

               E.    Taxation .............................................   56

               F.    Dividend and Paying Agents ...........................   67

               G.    Statement by Experts .................................   67

               H.    Documents on Display .................................   67

               I.    Subsidiary Information ...............................   68

          Item 11.   Quantitative and Qualitative Disclosures about
                     Market Risk ..........................................   68

          Item 12.   Description of Securities Other than Equity
                     Securities ...........................................   68

PART II ...................................................................   69

          Item 13.   Defaults, Dividend Arrearages and Delinquencies ......   69

          Item 14.   Material Modifications to the Rights of
                     Security Holders .....................................   69

          Item 15.   Controls and Procedures ..............................   69

          Item 16.   [Reserved] ...........................................   69

          Item 16A.  Audit Committee Financial Expert .....................   69

          Item 16B.  Code of Ethics .......................................   69

          Item 16C.  Principal Accounting Fees and Services ...............   69

          Item 16D.  Exemptions from the Listing Requirements and
                     Standards for Audit Committee ........................   70

          Item 16E.  Purchase Of Equity Securities By The Issuer and
                     Affiliated Purchasers ................................   70

PART III ..................................................................   71

          Item 17.   Financial Statements .................................   71

          Item 18.   Financial Statements .................................   71

          Item 19.   Exhibits .............................................   71

                                     PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.     KEY INFORMATION

      A.    SELECTED FINANCIAL DATA

      The following selected consolidated financial data for and as of the five years ended December 31, 2005 are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 have been derived from our audited consolidated financial statements and notes included elsewhere in this annual report. The selected consolidated financial data for the year ended December 31, 2005 include the results of operations of Piedmont as of July 1, 2005. The selected consolidated financial data as of December 31, 2003, 2002 and 2001 and for the years ended December 31, 2002 and 2001 have been derived from audited consolidated financial statements not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto included elsewhere in this annual report.

STATEMENT OF OPERATIONS DATA:

                                                                      Year Ended December 31,
                                                       ----------------------------------------------------
                                                         2005       2004       2003       2002      2001
                                                       --------   --------   --------   --------   --------
                                                               (in thousands, except per share data)
Revenues ...........................................   $ 49,193   $ 33,243   $ 30,682   $ 26,280   $ 25,051
Cost of revenues ...................................     35,592     22,166     20,068     17,750     17,237
                                                       --------   --------   --------   --------   --------
Gross profit .......................................     13,601     11,077     10,614      8,530      7,814
                                                       --------   --------   --------   --------   --------
Research and development costs, net ................         72        125        120        204        257
Selling and marketing expenses .....................      2,495      1,894      1,958      1,483      1,510
General and administrative expenses ................      5,138      3,793      3,476      2,994      3,235
                                                       --------   --------   --------   --------   --------
Operating income ...................................      5,896      5,265      5,060      3,849      2,812
Financial income (expenses), net ...................       (441)        87        (25)        99        (78)
Other income (loss), net ...........................        210         54         24          8         (1)
                                                       --------   --------   --------   --------   --------
  Income from continuing  operations before taxes on
    income .........................................      5,665      5,406      5,059      3,956      2,733
Taxes on income ....................................      2,136      1,667      1,225        367         75
Net income .........................................   $  3,529   $  3,739   $  3,834   $  3,589   $  2,658
                                                       ========   ========   ========   ========   ========
Basic net earnings per share .......................   $  0.584   $   0.72   $   0.85   $   0.80   $   0.59
Diluted net income per share .......................   $  0.580   $   0.67   $   0.78   $   0.77   $   0.57
Weighted average number of shares used in computing
    basic and diluted net income per share .........      6,042      5,166      4,510      4,483      4,483
Weighted average number of shares used in computing
    diluted net income per share ...................      6,087      5,564      4,907      4,483      4,671
Cash dividend per share ............................   $   0.18   $   1.18   $   0.70         --         --

BALANCE SHEET DATA:

                                                                        As of December 31,
                                                       ----------------------------------------------------
                                                         2005       2004       2003       2002       2001
                                                       --------   --------   --------   --------   --------
                                                                          (in thousands)
Working capital ...................................    $ 30,387   $ 26,623   $ 22,336   $ 19,685   $ 18,510
Total assets ......................................      60,246     41,207     39,392     35,318     30,426
Long-term debt, excluding current maturities ......      13,786      4,054      3,793      3,362      3,316
Shareholder's equity ..............................    $ 34,861   $ 32,526   $ 28,684   $ 25,419   $ 23,848

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

RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

ECONOMIC CONDITIONS MAY ADVERSELY AFFECT THE OPERATING CONDITIONS OF OUR CUSTOMERS, WHICH IN TURN CAN AFFECT DEMAND FOR OUR PRODUCTS AND SERVICES AND OUR RESULTS OF OPERATIONS.

      Our operating results are impacted by general industry and economic conditions that can cause changes in spending and capital investment patterns, demand for our products and services and the level of our manufacturing costs. Our operating results are directly tied to cyclical industry and economic conditions, including global demand for air travel as reflected in new aircraft production and/or the retirement of older aircraft, global flying hours, and business and general aviation aircraft utilization rates, as well as the level of U.S. and Israeli government appropriations for defense (as further discussed below). The challenging operating environment faced by the commercial airline industry is expected to continue and may be influenced by a wide variety of factors, including aircraft fuel prices, labor issues, airline insolvencies, terrorism and safety concerns, and changes in regulations. Future terrorist actions or pandemic health issues could dramatically reduce both the demand for air travel and our Aerospace aftermarket sales and margins.

A REDUCTION IN MILITARY BUDGETS WORLDWIDE MAY CAUSE A REDUCTION IN OUR REVENUES, WHICH WOULD ADVERSELY AFFECT OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

      A significant portion of our revenues is derived from the sale of products for military applications. These revenues totaled approximately $14.67 million, or 29.8% of revenues in 2005, $13.7 million, or 41.2% of revenues in 2004 and $15.2 million, or 49.5% of revenues, in 2003. In recent years the military budgets of a number of countries have been reduced and may be further reduced in the future. Declines in military budgets may result in reduced demand for our products and manufacturing services. Any decline could result in reduction in our core business revenues and adversely affect our business, results of operations and financial condition.

WE DERIVE A SUBSTANTIAL PART OF OUR REVENUES FROM SEVERAL MAJOR CUSTOMERS. IF WE LOSE ANY OF THESE CUSTOMERS OR THEY REDUCE THE AMOUNT OF BUSINESS THEY DO WITH US, OUR REVENUES MAY BE SERIOUSLY AFFECTED.

      One of our governmental customers accounted for approximately 11.1% of our revenues in 2005. Four customers accounted for a total of approximately 26.3% and 44.9% of our revenues in 2005 and 2004 respectively, and four customers accounted for approximately 50.2% of our revenues in 2003. These customers may not maintain the same volume of business with us in the future. If we lose any of these customers or they reduce the amount of business they do with us, our revenues may be seriously affected.

A SUBSTANTIAL PART OF OUR REVENUES ARE FROM CONTRACTS WITH THE U.S. AND ISRAELI GOVERNMENTS AND IS SUBJECT TO SPECIAL RISKS. A LOSS OF ALL, OR A MAJOR PORTION, OF OUR REVENUES FROM GOVERNMENT CONTRACTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS.

      A substantial portion of our revenues are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments, accounted for approximately 11.1% and 1.7% of our revenues for 2005, 10.6% and 2.6% of our revenues for 2004, and approximately 15.3% and 3.3% of our revenues for the year ended December 31, 2003, respectively.

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

      We acquire most of the components for the manufacture of our products from a limited number of suppliers, most of whom are located in Israel and the United States. Certain of these suppliers are currently the sole source of one or more components upon which we are dependent. Suppliers of some of these components require us to place orders with significant lead-time to assure supply in accordance with our requirements. Inadequacy of operating funds may cause us to delay placement of such orders and may result in delays in supply. Delays in supply may significantly hurt our ability to fulfill our contractual obligations and may significantly hurt our business and results of operations. We may not be able to continue to obtain such components from these suppliers on satisfactory commercial terms.

WE MAY FACE INCREASED COSTS AND A REDUCED SUPPLY OF RAW MATERIALS. WE MAY NOT BE ABLE TO RECOUP ANY FUTURE INCREASES IN THE COST OF RAW MATERIALS OR IN ELECTRIC POWER COSTS FOR OUR OPERATIONS THROUGH PRICE INCREASES FOR OUR PRODUCTS.

      Since 2003, the cost of raw materials used in our production has fluctuated significantly due to market and industry conditions. The cost of electric power used in our operations has also increased in the last several years. We may not be able to recoup any future increases in the cost of raw materials or electric power costs through price increases for our products.

WE OPERATE IN A HIGHLY COMPETITIVE FIELD. WE MAY NOT BE ABLE TO OFFER OUR PRODUCTS AS PART OF INTEGRATED SYSTEMS TO THE SAME EXTENT AS OUR COMPETITORS OR SUCCESSFULLY DEVELOP OR INTRODUCE NEW PRODUCTS THAT ARE MORE COST EFFECTIVE OR OFFER BETTER PERFORMANCE THAN THOSE OF OUR COMPETITORS. FAILURE TO DO SO COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      The market for heat exchangers and other heat transfer products is highly competitive, and we may not be able to compete effectively in our market. Our principal competitors are Honeywell Corporation, or Honeywell, Hamilton Sunstrand, or Hamilton, Triumph Group Inc, or Triumph, Lytron Incorporated, or Lytron, and Niagara Thermal. Some of our competitors are far larger, have substantially greater resources, including technical, financial, research and development, marketing and distribution capabilities than we have, and enjoy greater market recognition. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO SUCCESSFULLY OPERATE PIEDMONT IN THE FUTURE. IF PIEDMONT IS UNSUCCESSFUL, OUR FUTURE RESULTS OF OPERATIONS WILL BE ADVERSELY AFFECTED.

      On July 7, 2005, our subsidiary, Limco-Airepair, purchased Piedmont, an FAA certified company based in Kernersville, North Carolina, that is engaged in the repair and overhaul of various aircraft accessories. Under the terms of the acquisition, we paid $5.34 million for Piedmont, including acquisition costs, and repaid $11 million of its outstanding indebtedness. In 2004 and in 2003, Piedmont had revenues of $27,485,315 and $23,881,884 and a net loss of $168,234 and net income of $135,093, respectively. In the six month period ended December 31, 2005, Piedmont had revenues of $16,259,503 and a net income of $872,573. We may not be successful in maintaining profitable operations of Piedmont in the future. If Piedmont is not profitable in the future, we may lose our investment in this company and our future results of operations will be adversely affected.

WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT COULD DILUTE OUR STOCKHOLDERS' EQUITY AND HARM OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

      We have pursued, and will continue to pursue, growth opportunities through internal development and acquisition of complementary businesses, products and technologies. We are unable to predict whether or when any other prospective acquisition will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management's attention. We may not be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets. Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations.

Future acquisitions may require substantial capital resources, which may require us to seek additional debt or equity financing.

      Future acquisitions by us could result in the following, any of which could seriously harm our results of operations or the price of our ordinary shares:

      o issuance of equity securities that would dilute our current shareholders' percentages of ownership;

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

RAPID TECHNOLOGICAL CHANGES MAY ADVERSELY AFFECT THE MARKET ACCEPTANCE OF OUR PRODUCTS.

      The aerospace market in which we compete is subject to technological changes, introduction of new products, change in customer demands and evolving industry standards. Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products. We may not be able to successfully develop and market enhancements to our products that will respond to technological change, evolving industry standards or customer requirements. We may experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements; and such enhancements may not meet the requirements of the market or achieve any significant degrees of market acceptance. If release dates of our new products or enhancements are delayed, or if when released, they fail to achieve market acceptance, our business, operating results and financial condition would be materially adversely affected.

WE FACE SPECIAL RISKS FROM INTERNATIONAL SALES OPERATIONS AND CURRENCY EXCHANGE FLUCTUATIONS. ONE OR MORE OF THESE FACTORS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR FUTURE REVENUES AND, AS A RESULT, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

      Our international sales and operations, including exports, comprise a growing proportion of our operating results. 91.6% of our sales in 2005, 84.7% of our sales in 2004 and 84.4% of our sales in 2003 resulted from our international operations. This subjects us to many risks inherent in international business, including: currency exchange fluctuations, limitations and disruptions resulting from the imposition of government controls, changes in regulatory requirements, export license requirements, economic or political instability, trade restrictions, changes in tariffs, currency fluctuations, longer receivable collection periods and greater difficulty in accounts receivable collection, difficulties in managing overseas subsidiaries and international operations and potential adverse tax consequences.

      We may not be able to sustain or increase revenues from international operations or we may encounter significant difficulties in connection with the sale of our products in international markets or one or more of these factors may have a material adverse effect on our future revenues and, as a result, our business, operating results and financial condition.

IF WE DO NOT RECEIVE THE GOVERNMENTAL APPROVALS NECESSARY FOR THE EXPORT OF OUR PRODUCTS, OUR REVENUES MAY DECREASE. SIMILARLY IF OUR SUPPLIERS AND PARTNERS DO NOT RECEIVE THEIR GOVERNMENT APPROVALS NECESSARY TO EXPORT THEIR PRODUCTS OR DESIGNS TO US, OUR REVENUES MAY DECREASE AND WE MAY FAIL TO IMPLEMENT OUR GROWTH STRATEGY.

      Under Israeli law, the export of certain of our products and know-how is subject to approval by the Israeli Ministry of Defense. To initiate sales proposals with regard to exports of our products and know-how and to export such products or know-how, we must obtain permits from the Ministry of Defense. We may not be able to receive in a timely manner all the required permits for which we may apply in the future.

      Similarly, under foreign laws the export of certain military products, technical designs and spare parts require the prior approval of, or export license from, such foreign governments. In order to maintain our third party production, certain co-development activities and procurements required for the performance of certain contracts, we must receive detailed technical designs, products or product parts' samples from our strategic partners or suppliers. We may not be able to receive all the required permits and/or licenses in a timely manner. Consequently, our revenues may decrease and we may fail to implement our growth strategy.

FIXED PRICE CONTRACTS MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

      Our governmental contracts are generally fixed price contracts. In addition, we have fixed contracts with commercial airlines such as Lufthansa and KLM. Under fixed price contracts, the price is not subject to adjustment by reason of the costs incurred in the performance of the contracts. Accordingly increased or unexpected costs may reduce our profits or generate a loss.

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

COMPLIANCE WITH CHANGING REGULATION OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE MAY RESULT IN ADDITIONAL EXPENSES.

      As a result of changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, the costs of being a public company in general have increased in recent years. The Sarbanes-Oxley Act of 2002 requires changes in some of our corporate governance and securities disclosure or compliance practices. We expect that the on-going implementation of these regulations will further increase our legal compliance costs and will make some activities more time consuming. We are presently evaluating and monitoring regulatory developments and cannot estimate the magnitude of additional costs we may incur as a result of such developments. When we are required to implement Section 404 of the Sarbanes-Oxley Act of 2002, which governs internal controls and procedures for financial reporting, we will need to expend significant management time and financial resources to comply with the applicable requirements. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

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

      o     future sales of our ordinary shares;

      o     de-listing of our shares from the NASDAQ Capital Market; and

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

SUBSTANTIAL FUTURE SALES OF OUR ORDINARY SHARES BY OUR PRINCIPAL SHAREHOLDERS MAY DEPRESS OUR SHARE PRICE.

      Our principal shareholders, TAT Industries and T.O.P, Limited Partnership, or T.O.P hold 51.70% and 22.46% of our outstanding ordinary shares. If they sell substantial amounts of our ordinary shares, including shares issued upon the exercise of options, or if the perception exists that our principal shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity-related securities in the future at a time, in a place and on terms we deem appropriate.

RISKS RELATING TO OUR LOCATION IN ISRAEL

BECAUSE WE HAVE SIGNIFICANT OPERATIONS IN ISRAEL, WE MAY BE SUBJECT TO POLITICAL, ECONOMIC AND OTHER CONDITIONS AFFECTING ISRAEL THAT COULD INCREASE OUR OPERATING EXPENSES AND DISRUPT OUR BUSINESS.

      We are incorporated under the laws of, and our executive offices, manufacturing plant and research and development facilities are located in, the State of Israel. As a result, we are directly affected by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel.

      Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. These developments have adversely affected the regional peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel's relationship with several Arab countries. In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank. In January 2006, Hamas won the elections in the Palestinian Authority and as a result the diplomatic relations between Israel and the Palestinian Authority have worsened. The implications of these developments cannot at this time be foreseen. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

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

OUR RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED BY THE OBLIGATION OF OUR PERSONNEL IN ISRAEL TO PERFORM MILITARY SERVICE.

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

      Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period to period comparisons of our results. In 2001, 2002 and 2005 the rate of devaluation of the NIS against the dollar was 9.3%, 7.3% and 6.8 %, respectively, while in 2003 and 2004 the NIS appreciated in value in relation to the dollar by 7.6% and 1.6%, respectively. A portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. Our results may be adversely affected by the devaluation of the NIS in relation to the dollar (or if such devaluation is on lagging basis), if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by an appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS.

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

AS A FOREIGN PRIVATE ISSUER WHOSE SHARES ARE LISTED ON THE NASDAQ NATIONAL MARKET, WE MAY FOLLOW CERTAIN HOME COUNTRY CORPORATE GOVERNANCE PRACTICES INSTEAD OF CERTAIN NASDAQ REQUIREMENTS.

      As a foreign private issuer whose shares are listed on the NASDAQ National Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, including the composition of our Board of Directors, director nomination procedure, compensation of officers, distribution of annual reports to shareholders, and quorums at shareholders' meetings. In addition, we may follow Israeli law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 20% or more interest in our company and certain acquisitions of the stock or assets of another company.

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

      We are principally engaged in the manufacture and sale of a broad range of heat transfer equipment used in mechanical and electronic systems on-board commercial and military aircraft and in a variety of other electronic equipment. These systems, which include environmental control, avionics cooling and other mechanical and electronic systems, generate heat during operation that must be removed and dissipated in order to function properly. We are also engaged in the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components manufactured by us and other companies. In addition, we manufacture, sell and service certain related products for use in aircraft and electronic systems. We conduct business in the United States through our wholly owned subsidiary Limco-Airepair and its subsidiary Piedmont. Limco-Airepair is certified by the FAA to engage in the remanufacture, overhaul and repair of heat transfer equipment for the aviation industry. Piedmont is engaged in the repair and overhaul of various aircraft accessories.

      We were founded in 1985 to develop the computerized systems business of our parent company, TAT Industries Ltd., a publicly held Israeli corporation engaged in the manufacture and sale of aeronautical equipment. In December 1991, we acquired the heat exchanger operations of TAT Industries and in February 2000, we entered into an agreement to purchase its operations relating to the manufacture of aviation accessories and to lease certain of its properties.

      In March 1987, we completed an initial public offering of our securities in the United States. We were listed on NASDAQ National Market from our initial public offering until July 1998 when the listing of our ordinary shares was transferred to the NASDAQ Capital Market. Since August 2005 our shares are also traded on the TASE.

      On July 7, 2005, our subsidiary, Limco-Airepair, purchased Piedmont, an FAA certified company engaged in the repair and overhaul of various aircraft accessories. Under the terms of the acquisition, we paid $5.34 million including acquisition costs for Piedmont and agreed to repay part of Piedmont's outstanding indebtedness. Piedmont is a recognized leader in the overhaul, repair, maintenance, service and supply of propellers, landing gear, auxiliary power units, or APU, and line replace units, or LRU. In addition Piedmont offers inventory management services for parts, accessories, systems and sub-systems for airlines, aircraft leasing companies and other customers. We also agreed to pay the former shareholders of Piedmont $200,000 per year for a term of three years, in consideration for their agreement not to compete with Piedmont during this period.

      B.    BUSINESS OVERVIEW

INDUSTRY OVERVIEW

      We manufacture a complete line of heat transfer equipment both in the United States and Israel, including heat exchangers, precoolers, oil coolers and cold plates, or Heat Transfer Equipment. Heat Transfer Equipment facilitates the necessary removal and dissipation of heat generated during the operation of mechanical and electronic systems. Our Heat Transfer Equipment is generally integrated into a complete cooling system. Using our technological expertise, we design each of our heat transfer products to meet the specific space, power, performance and other needs of our customers. Heat Transfer Equipment is marketed worldwide for applications in commercial and military aircraft and electronic systems, the primary users of such equipment. Our customers include Liebherr-Aerospace Toulouse S.A., or Liebherr, Boeing McDonnell Douglas Aerospace, or Boeing, Israel Aircraft Industries, or IAI, and Cessna Aircraft Company, or Cessna, as well as the United States Air Force and Navy. Such customers typically enter into supply contracts with us pursuant to which we manufacture specified Heat Transfer Equipment in connection with the customers' production or retrofitting of particular aircraft equipment. Such supply contracts are generally for a period of between one to four years.

      We are also engaged in the remanufacture, overhaul and repair of commercial and military Heat Transfer Equipment and other aviation equipment, or Overhaul Services. Heat Transfer Equipment and other aviation equipment typically require Overhaul Services or replacement after three to five years of service. Remanufactured units are generally given the same warranties as are provided by the original manufacturers of new units of the same type. We primarily market our Overhaul Services to major commercial airlines, such as KLM Royal Dutch Airlines, or KLM, and Lufthansa Technic, or Lufthansa. We also provide Overhaul Services to Liebherr, a manufacturer of air systems for commercial aircraft, and Hamilton Sundstrand, a supplier of technologically advanced aerospace equipment. We are also engaged with the United States Government and Navy in overhaul and repair of military heat transfer equipment.

      In addition, we design, develop and manufacture aviation accessories. These accessories include fuel components, such as valves and pumps, secondary power systems, various instrumentation and electronic assemblies. Customers for our aviation accessories include Lockheed-Martin Corp, or Lockheed-Martin, Teledyne Continental Motors, or Teledyne, the Israeli Air Force, IAI, as well as the United States Air Force and Navy. We currently overhaul emergency power systems, hydrazine tanks, jet fuel starters, and cooling turbines and valves for F-16s. In addition we overhaul anti-icing valves and starters for the Apache helicopter. Customers for our systems overhaul services include the Israeli Air Force, IAI, NATO air forces, as well as the United States Air Force and Navy.

      We also design, develop, manufacture and market military air conditioning systems, or AC Systems, and market nuclear, biological, and chemical systems, or NBC Systems, produced by other manufacturers, used in military shelters, tents and armored vehicles. These systems are marketed worldwide to government agencies and to shelter manufacturers. We market our products and services both through our internal marketing staff and through a worldwide network of independent representatives. These efforts are coordinated and directed by our marketing personnel.

      Piedmont is engaged in overhaul, repair, maintenance, and service of propellers, landing gear, APU, and LRU. In addition Piedmont offers inventory management services for parts, accessories, systems and sub-systems for airlines, aircraft leasing companies and other customers. Piedmont's customers include Fokker Services B.V., or Fokker, Delta Airlines Inc., or Delta, Jet Support Services Inc., or JSSI, Pace Airlines Inc., or Pace, Jazz Air LP, or Jazz, and Turbine Engines Consultants Inc., or Turbine.

MARKET AND BUSINESS STRATEGY

      Our principal growth strategy both in the United States and Israel is to:
(i) expand our Heat Transfer Equipment business in existing and new markets;
(ii) provide overhaul and repair services for additional aircraft components;
(iii) expand our marketing of overhaul and repair services to additional segments of the aerospace industry; and (iv) use our technological expertise to expand into related businesses.

      Capitalizing on the continuing trend in the aerospace industry to reduce costs by prolonging the useful life of existing equipment, we have initiated a concentrated marketing effort for our Overhaul Services, which we previously provided only for widebody commercial aircraft. This marketing strategy has enabled us to penetrate the regional, helicopter, general aviation and military aircraft markets. In addition, we have targeted the after sale market for certain other products in addition to our Heat Transfer Equipment.

      We have identified the electronics industry as a market with significant growth potential for our Heat Transfer Equipment. For the past several years we have been engaged in the design, development and manufacture of electronic heat dissipation equipment such as cold plates, heat sinks, cold walls and other components which remove and dissipate heat from electronic systems. Our Heat Transfer Equipment is currently used primarily in airborne radar systems, electronic warfare packages, avionics, electronic pods and other airborne electronic systems. Our customers for these products include Elta Electronics Industries Ltd. (a subsidiary of IAI), or Elta, Rafael Armament Development Authority Ltd., Elisra Electronics Systems Ltd. and El-Op Electronics Industries Ltd. (a division of Elbit Systems Ltd).

      In April 1999, we entered into a license and technical assistance agreement with a subsidiary of Liebherr. Pursuant to this agreement, we supplied intellectual property, technology and technical assistance for the development and manufacture of certain types of advanced aeronautical equipment in consideration of $4,250,000 payable over five years. We received our last payment under the agreement in December 2005. In addition, pursuant to the agreement, beginning in the fourth quarter of 2003, and for a period of ten years thereafter, any order that Liebherr receives for the production of products developed with our intellectual property, technology and technical assistance will be divided equally between us and Liebherr will pay us royalties of 7.5% of the income from its 50% interest. As of December 31, 2005, we have received $850,000 from orders received by Liebherr and royalties in the amount of $158,049.

PRODUCTS AND SERVICES

      The table below sets forth, for the periods indicated, the revenues derived from sales, and the percentage of total revenues, of our products and services:

                                                       Years Ended
                                        ---------------------------------------
                                         December 31, 2005    December 31, 2004
                                        ------------------   ------------------
                                                 (Dollars in thousands)
                                         Amount    Percent    Amount    Percent
                                        --------   -------   --------   -------
Sources of Revenues
   Heat Transfer Equipment and
      aeronautical accessories
      manufacturing...................  $ 16,067     32.66%  $ 20,724      62.3%
   Overhaul services..................    28,007     56.93%    11,398      34.3%
   Other products.....................     5,119     10.14%     1,121       3.4%
                                        --------   -------   --------   -------
   Total .............................  $ 49,193     100.0%  $ 33,243     100.0%
                                        ========   =======   ========   =======

      HEAT TRANSFER EQUIPMENT

      We manufacture a wide range of Heat Transfer Equipment both in the United States and Israel. Heat Transfer Equipment, such as heat exchangers, precoolers, evaporators, oil coolers and cold plates, are integral components of a wide variety of environmental control systems and mechanical and engine systems, as well as a wide range of electronic systems. These systems generate heat during operation that must be removed and dissipated. Heat Transfer Equipment components facilitate the exchange of the heat created through the operation of these systems by transmitting the heat from a hot medium (air, oil or other fluids) to a cold medium for disposal.

      As a component in a larger operating system, Heat Transfer Equipment must be efficient, compact, lightweight and reliable. In the aerospace industry, there is a constant need for improvements in performance, weight, cost and reliability. In addition, as electronic systems become smaller and more densely packed, the need for sophisticated and efficient Heat Transfer Equipment to provide the cooling functions becomes more critical. Using our technological expertise, we believe we are well positioned to respond to these industry demands through continued new product development and product improvements.

      Our principal Heat Transfer Equipment products include air-to-air heat exchangers and precoolers and liquid-to-air heat exchangers. Typically, the air-to-air heat exchangers and precoolers cool a jet engine's hot "bleed air" which, when cooled, is then used in the aircraft's air conditioning, pressurization and pneumatic systems. The liquid-to-air heat exchangers cool liquids such as engine oil, hydraulic oil and other liquid coolants used in other systems.

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

      Our Heat Transfer Equipment is marketed worldwide for applications in commercial and military aircraft and electronics systems. Our customers for Heat Transfer Equipment include: Liebherr, Boeing, IAI, Cessna, Bell Helicopter, or Bell, and Raytheon Air Craft Company, or Raytheon, as well as the United States Air Force and Navy. As a result of the specialized nature of the systems in which our parts are included, spare and replacement parts for the original heat transfer systems are usually provided by us.

      REMANUFACTURE, OVERHAUL AND REPAIR SERVICES

      We remanufacture, overhaul and repair Heat Transfer Equipment through Limco-Airepair's FAA certified repair station. We primarily market our Overhaul Services to major commercial airlines, such as KLM and Lufthansa. We also provide Overhaul Services to Liebherr, Hamilton Sundstrand and the U.S. Air Force and Navy.

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

      We currently overhaul emergency power systems, hydrazine tanks, jet fuel starters, and cooling turbines and valves for F-16s. In addition we overhaul anti-icing valves and starters for the Apache helicopter. Our customers for our systems overhaul services include the Israeli Air Force, IAI, NATO air forces, as well as the U.S. Air Force and Navy.

      Piedmont repairs and overhauls other aircraft accessories such as propellers, landing gear, APU, and LRU mainly for regional and corporate aircraft. Part of the revenues related to the APU activities, are being generated through long term agreements with several customers. Piedmont customers include Fokker, Delta, JSSI, Pace, Jazz and Turbine.

      SYSTEM DESIGN, DEVELOPMENT AND MANUFACTURE

      We are engaged in the design, development and manufacture of aviation accessories. These accessories include fuel component systems, such as valves and pumps, secondary power systems, various instrumentation and electronic assemblies. Our customers for the design, development and manufacture of aviation accessories include Lockheed-Martin, Boeing, Teledyne, the Israeli Air Force, IAI, as well as the U.S. Air Force and Navy.

      CONVENTIONAL AIR CONDITIONING SYSTEMS

      We offer a wide range of highly reliable and affordable military AC systems that feature high performance and simplicity. We manufacture a comprehensive line of versatile AC systems which provide a complete solution for applications where heat removal is essential. Simple installation, maintenance and easy integration make the systems user-friendly. The units meet the MIL-STD-810 and MIL-STD-461 requirements and are designed for operation in difficult climatic conditions. Our AC systems have been installed in military communications shelters, mobile shelters, and armored vehicles, and used in many other military applications. Beside our standard units, we manufacture custom-made systems based on customer specification. We have transferred our AC systems know how to our U.S. subsidiary, Limco-Airepair, which initiated partial production of AC systems on its premises. Our revenues from sales of AC systems from 2002 through 2005 were not material.

      NUCLEAR, BIOLOGICAL, AND CHEMICAL SYSTEMS

      We market NBC systems manufactured by Bet-El Industries Ltd. as a complementary solution for our AC systems. We generally offer these systems to customers who ask for a complete solution. Our revenues from sales of NBC systems from 2002 through 2005 were not material.

      PARTS DISTRIBUTION

      Piedmont offers inventory management services for parts, accessories, systems and sub systems for airlines aircraft leasing companies and other customers. Piedmont's customers for these services include Pace, Turbine, Mercury Aviation Inc. and The Timken Company.

SALES AND MARKETING

      We derive our revenues mainly from sales to customers in the United States, Israel and Europe. The geographic distribution of such sales is as follows:

                                                Years Ended
                            ----------------------------------------------------
                               December 31, 2005           December 31, 2004
                            ----------------------       -----------------------
                                           (Dollars in thousands)

   Geographic Region         Amount        Percent        Amount        Percent
   -----------------        --------       -------       --------       -------
Israel .................    $  4,122          8.38%      $  5,095         15.33%
Asia ...................       1,983          4.03%         1,430          4.30%
United States ..........      30,495         61.99%        17,569         52.85%
Europe .................      11,256         22.88%         8,736         26.28%
Other ..................       1,337          2.72%           413          1.24%
                            --------       -------       --------       -------
    Total ..............    $ 49,193        100.00%      $ 33,243        100.00%

      We market our products and services through our marketing staff and a worldwide network of independent representatives. Our representatives are strategically located near key customer sites in offices throughout the United States, Europe, Asia, the Middle East and South America. Our staff is in regular contact with engineering and procurement personnel and program managers of existing and target customers to identify new programs and needs for our products, obtain requests for quotations and identify new product opportunities. Our marketing activities also include advertising in technical publications which target Heat Transfer Equipment and related markets, attending exhibitions, trade shows and professional conferences, organizing seminars and direct mailing of advertisements and technical brochures to current and potential customers.

MAJOR CUSTOMERS

      Our products and services are provided worldwide to original equipment manufacturers, or OEMs, and end-user customers in the commercial, military and industrial markets. Our major customers include OEMs such as Elta, Liebherr, Lockheed-Martin, Hamilton, Cessna, IAI and Boeing and end-users such as KLM, Lufthansa, Bell, Raytheon and the U.S. Air Force and Navy. During the fiscal years ended December 31, 2005, 2004 and 2003, Elta accounted for approximately 2.5%, 9.8% and 12.1%, respectively, of our revenues. For the fiscal years ended December 31, 2005, 2004 and 2003, Liebherr accounted for 5.8%, 15.4% and 12.9%, respectively, of our revenues.

      Sales to the U.S. and Israeli governments accounted for approximately 11.1% and 1.7% of our revenues in 2005, approximately 10.1% and 2.6% of our revenues in 2004, and approximately 15.3% and 3.3% of our revenues in 2003, respectively. Government contracts are generally terminable by the governmental customer at will.

BACKLOG

      On June 1, 2006, we had a backlog of approximately $17 million for products to be delivered through December 31, 2008. On June 20, 2005, we had a backlog of approximately $19 million for products to be delivered through December 31, 2007. We anticipate that approximately $15 million of our backlog at June 1, 2006 will be delivered by December 31, 2006 and approximately $2 million will be delivered by December 31, 2007.

COMPETITION

      The heat transfer field requires specialized technology, equipment and facilities, an experienced technical and engineering staff, as well as highly sophisticated and trained technicians. Although these factors have tended to limit the number of manufacturers who enter this field, it nonetheless remains very competitive. The major manufacturers in the field are Honeywell and Hamilton. Other manufacturers in the United States are Hughes-Treitler Manufacturing Corp., Ametek Inc., Stewart Warner South Wind Corp., United Aircraft Products, Triumph, Lytron and Lockhart Industries Inc., and manufacturers based in Europe include I.M.I. Marston Ltd., Normalair Garrett Ltd., or NGL, Honeywell-SECAN France, or SECAN, and Behr Industry GMBH & Co KG.

      Our major competitor in the Overhaul Services business is Lori, a subsidiary of Honeywell. Other competitors include SECAN and NGL, which are based in Europe.

      Piedmont's major competitors are Standard Aero Group, Aerotech International Inc, Honeywell, Almada Aerospace, JetSet Aerospace,LLC, Messier-Dowty Aerospace (MD), Computer Sciences Corporation, AAR Corp., Hawker Pacific APRO, Aircraft Propeller Service Inc, Pacific Propeller International LLC, and H&H Propeller.

PRODUCT AND SERVICE WARRANTIES

      We provide warranties for our products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product. To date, our warranty costs have not been substantial. As of December 31, 2005 the aggregate amount of the warranty provision is not material.

ENGINEERING AND MANUFACTURING

      We and our subsidiaries employ 322 persons engaged in engineering and manufacturing, remanufacturing, repair, and testing of products. Our engineering staff has extensive knowledge and experience related to our Heat Transfer Equipment. Most of our product lines have a designated project manager who is an experienced engineer and is in charge of all the activities in his area. The product manager interfaces with the customer, engineering department, manufacturing department and vendors, and is responsible for all aspects of the program including scheduling, adherence to specifications, customer support and reporting.

      In general, we have manufacturing capabilities for most of the components of our Heat Transfer Equipment. We also manufacture the necessary tools, fixtures, test equipment and special jigs required to manufacture, assemble and test these products. We have developed proprietary design techniques and computer-aided design software which assists in the mechanical design and manufacturing of our products. All of our products are inspected and tested by trained inspectors using highly sophisticated test equipment in accordance with customer requirements.

      We are dependent upon single sources of supply for certain components and seek to maintain an adequate inventory of all imported components. Our Israeli operations employ the services of a purchasing agent, which is a corporation wholly-owned by certain of our officers and directors. See Item 13. "Interest of Management in Certain Transactions."

SOURCE AND AVAILABILITY OF RAW MATERIALS

      We acquire most of the components for the manufacture of our products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States. Certain of these suppliers are currently the sole source of one or more components upon which we are dependent. Since many of our purchases require long lead-times, a delay in supply of an item can significantly delay the delivery of a product. Generally, we have not experienced any particular difficulty in obtaining timely deliveries of necessary components. We depend on a limited number of suppliers of components for our products and if we are unable to obtain these components when needed, we would experience delays in manufacturing our products and our financial results could be adversely affected. See Item 3.D. "Risk Factors."

REGULATION

      Our operations in the United States are regulated by the FAA and the U.S. Department of Defense. We are required to comply with FAA regulations, which generally require us to obtain FAA approval prior to the sale of new products for aircraft applications. We currently hold all necessary FAA authorizations required for the production of our products. In addition, we hold FAA repair station certificates which permit us to provide our Overhaul Services. We are also required to comply with the U.S. Department of Defense federal acquisition regulations, which governs all of our work for military applications.

      Our operations in Israel are subject to supervision by the Ministry of Defense and Civil Aviation Administration. We are certified by the Israeli Air Force for the Ministry of Defense for both manufacturing and maintenance. We are also licensed as a repair station for certain components by the Israeli Civil Aviation Administration. In addition, our export of certain products and/or know-how is subject to approval by The Foreign Defense Assistance and Defense Export Organization of the Israeli Ministry of Defense, or SIBAT. Permits from SIBAT must be obtained for the initiation of sales proposals with regard to such exports, as well as for the actual export of such products.

EXPORT POLICY

      Exports of military related products are subject to the military export policy of the State of Israel. Current Israeli Government policy encourages exports to approved customers, provided that such exports do not run counter to Israeli policy or national security considerations. We must obtain a permit to initiate a sales proposal and ultimately an export license for the transaction is required. We may not be able to obtain export permits or licenses in the future. In addition, governmental policy with respect to military exports may be altered. However, to date we have not encountered any significant difficulties in obtaining necessary permits or licenses for sale of our products.

PROPRIETARY RIGHTS

      At the present time we do not own any patents. We rely on laws protecting trade secrets, and consider such items proprietary, but believe that our success depends less on the ownership of such proprietary rights than on our innovative skills, technical competence marketing and engineering abilities. We have no existing material registered trademarks.

      C.    ORGANIZATIONAL STRUCTURE

      We are 51.70% owned by TAT Industries, a public company incorporated under the law of the State of Israel whose shares are traded on the TASE. TAT Industries is a holding company.

      Our wholly-owned subsidiary Limco-Airepair is incorporated under the laws of Oklahoma and located in Tulsa, Oklahoma. Limco-Airepair is certified by the FAA to engage in the remanufacture, overhaul and repair of Heat Transfer Equipment for the aviation industry.

      Limco-Airepair's wholly-owned subsidiary Piedmont is incorporated under the laws of North Carolina and its facilities are located in Kernersville and Winston Salem, North Carolina. Piedmont is certified by the FAA to engage in the repair and overhaul of various aircraft accessories.

      D.    PROPERTY, PLANTS AND EQUIPMENT

      Our executive offices, research and development and manufacturing facilities in Israel are located in a 31,679 square foot facility located in Park Re'em near Gedera. The land of this facility is leased from the Israeli Government pursuant to a lease that expires in 2020, which was assigned, but not registered, to us by TAT Industries in connection with our acquisition of TAT Industries' heat exchanger operations in December 1991. See Item 7. "Major Shareholders and Related Party Transactions."

      In connection with the purchase of the operations relating to the manufacture of aviation accessories of TAT Industries in February 2000, we and TAT Industries entered into a lease agreement, pursuant to which we are leasing from TAT Industries approximately 329,000 square feet, including 90,000 square feet of office space, for a period of 24 years and 11 months. From 2000 to 2004 we paid TAT Industries annual rental fees of approximately $300,000 per year, with an additional incremental payment of 2% per year. The rental fee is subject to revaluation every fifth year. In 2005 the rental fee was reviewed by a real estate appraiser, and as a result was increased to $310,000 per year. The rental fee will be subject to an increase in 2010. We are entitled to a one-time right of termination of the agreement after 10 years.

      Limco-Airepair owns its Tulsa, Oklahoma facility, which consists of approximately 55,000 square feet.

      Piedmont leases approximately 56,000 square feet space for its facility in Kernersville, North Carolina. In 2006 the annual rental expenses for this property will decrease to $58,200 from $54,000 in 2005. The lease expires on October 30, 2006. The lease include three renewal options, each for a five year term. In addition, Piedmont leases approximately 31,000 square feet space for its facility in Winston Salem, North Carolina. The lease which provides for an annual rental expense of $6,000 in 2005 expires in November 30, 2007, and we expect a significant increase in the rental expense for this facility.

      Management believes that our present facilities are well maintained, in good condition and are sufficient for us to continue to operate and meet our production needs. Our utilization of our production capacity varies from time to time based on fluctuations in our business and other factors.

ITEM 4A.      UNRESOLVED STAFF COMMENTS

      Not applicable.

ITEM 2.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      THE FOLLOWING DISCUSSION OF OUR RESULTS OF OPERATIONS SHOULD BE READ TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES, WHICH APPEAR ELSEWHERE IN THIS ANNUAL REPORT. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT REFLECT OUR CURRENT PLANS, ESTIMATES AND BELIEFS AND INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS ANNUAL REPORT.

BACKGROUND

      We were incorporated under the laws of the State of Israel in April 1985. We are principally engaged in the manufacture and sale of a broad range of Heat Transfer Equipment used in mechanical and electronic systems on-board commercial and military aircraft and in a variety of other electronic equipment. We have two wholly owned subsidiaries in the United States, Limco-Airepair and Piedmont, which are engaged in the remanufacture, overhaul and repair of Heat Transfer Equipment and other aircraft accessories.

OVERVIEW

      Our revenues and cost of revenues may vary significantly from year to year due to fluctuations in the mix of products ordered by customers and in the timing of orders and deliveries. As a result, comparisons of one period to another in any given year are not necessarily an accurate indication of future trends.

      A substantial portion of our revenues is derived from the sale of products for the non-military market in the United States, Israel and Europe, nevertheless, our management believes that the success and development of our business will continue to depend in part upon our ability to participate in the defense programs of the United States, Israel and other governments. Certain of such defense programs have been reduced or terminated as a result of current political conditions and budgetary constraints; it is not possible to determine the extent to which such reductions have affected our revenues. These governments may not continue to commit to the current level of resources to such programs, we may not be able to continue to participate in such programs, and changes to such programs may materially affect our financial condition. As a result, our historical results of operations and financial position are not necessarily indicative of any future operating results or financial position.

GENERAL

      Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references in this annual report to "dollars" or "$" are to U.S. dollars and all references in this annual report to "NIS" are to New Israeli Shekels. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Financial Accounting Standards Board Statement No. 52. The majority of our sales are made outside Israel in dollars. In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

ACQUISITION OF PIEDMONT

      In July 2005 Limco-Airepair purchased Piedmont, an FAA certified company engaged in the repair and overhaul of various aircraft accessories. Under the terms of the acquisition, we paid $5.34 million, including acquisition costs, for Piedmont and agreed to repay part of Piedmont's outstanding indebtedness. In addition, we agreed to pay the former shareholders of Piedmont $200,000 per year for a term of three years, in consideration for their agreement not to compete with Piedmont during this period. Piedmont is a recognized leader in the overhaul, repair, maintenance, service and supply of propellers, landing gear and APU/LRU units, and its acquisition strengthens our position as a Overhaul Services provider in the United States.

      Based upon a valuation of tangible and intangible assets acquired and liabilities assumed, we have allocated the total cost of the acquisition to assets and liabilities, as follows:

      ASSET                                       FAIR MARKET VALUE
                                                    (in thousands)
      TANGIBLE ASSETS
      Current assets, net liabilities                   (9,888)
      Inventories                                        7,046
      Property and equipment                             1,173
      Other Assets                                          99
                                                      --------
      Net tangible assets                             $ (1,667)

      INTANGIBLE ASSETS
      Customer relationships                          $  1,937
      Non compete agreement                                653
      Certificates                                          76
      Lease at below market rates                           97
      Consulting service agreements                          6
      Tradename                                            128
      Workforce                                            803
      Goodwill                                           3,964
                                                      --------
      TOTAL FAIR MARKET VALUE                         $  5,997
                                                      ========

DISCUSSION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATIONS

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

SEGMENTS

      We manage our business on the basis of two reportable segments, repair and OEM and parts, and follow the requirements of Statement of Financial Accounting Standard No. 131 "Disclosures About Segments of an Enterprise and Related Information." The repair and OEM segment focuses on remanufacture, overhaul and repair of heat exchangers and other heat transfer products for military and civilian aircraft. The parts segment focuses on sales of parts of APU's propellers and landing gears.

REVENUE RECOGNITION

      We derive our revenue primarily from two sources: product revenues and service revenues. Revenue related to sales of our products is generally recognized when persuasive evidence of an arrangement exists; the product has been delivered and title and risk of loss have passed to the buyer; the sales price is fixed and determinable; no further obligations exist; and collectibility is probable. Revenue from remanufacture repair and overhaul services are recognized as services are performed.

      Part of the revenues related to the APU activities are generated from long term agreements, or Power-by-the-Hour. The monthly revenues generated from those agreements are based on flight hours estimation. Every three months we make an adjustment between the actual flight hours and the estimated flight hours that was applied.

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

WARRANTY PERIOD POLICY

      We provides warranties for our products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product. We estimate the costs that may be incurred under our warranty and records a liability in the amount of such costs at the time the product is shipped. We periodically assess the adequacy of our recorded warranty liabilities and adjusts the amounts as necessary.

CREDIT POLICY

      Our trade receivables are derived mainly from sales to customers in the United States, Israel and Europe. We generally do not require collateral, however, in certain circumstances we may require letters of credit. Our management believes that credit risks relating to trade receivables are minimal since our customers are financially sound. We perform ongoing credit evaluations of our customers' financial condition. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

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

INTANGIBLE ASSETS

      As a result of the acquisition of Piedmont in 2005, our balance sheet as of December 31, 2005 includes acquired intangible assets, such as goodwill, customer relations and trade names, which totaled approximately $7.66 million. In the course of the analysis and valuation of intangible assets, we use financial and other information, including financial projections and valuations provided by third parties. Although we evaluate our intangible assets when there is an indication of impairment, our projections are based on the information available at the respective valuation dates, and may differ from actual results.

GOODWILL

      In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", ("SFAS No.142"), goodwill acquired in a business combination that closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS 142 requires goodwill to be tested for on adoption and at least annually thereafter or between annual tests in certain circumstances, and impaired, rather than being amortized as required by previous accounting standards. As of December 31, 2005 we had total goodwill of $5.3 million on our balance sheet. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The fair value was determined based on our management's future operations projections, using discounted cash flows and market approach and market multiples valuation methods. No indication of impairment was identified. In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

RECENTLY ISSUED ACCOUNTING STANDARDS

      On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued FASB Statement No. 123 (revised 2004), "Share-Based Payment", which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, FAS 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Accordingly, pro forma disclosure is no longer an alternative. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for us in the first interim period beginning after January 1, 2006.

      As permitted by Statement 123, we currently account for share-based payments to employees using intrinsic value method of Accounting Principles Board Opinion No. 25, or APB No. 25. Under APB No. 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized over the vesting period. Accordingly, generally we recognize no compensation cost for employee stock options. The adoption of Statement 123(R)'s fair value method will have no material impact on our results of operations and no material impact on our overall financial position. Had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in
Note 2u to the consolidated financial statements.

      We will implement FAS 123(R) using the modified prospective method starting January 1, 2006. Under this method, we will begin recognizing compensation cost for equity-based compensation for all new and existing unvested share-based awards after the date of adoption. We expect that the adoption of the SFAS No. 123(R) fair value method will have no material impact on the consolidated results of operations, and no material impact on our overall consolidated financial position or consolidated cash flows.

      In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107, or SAB 107, to give guidance on implementation of SFAS 123R, which we plan to adopt in implementing SFAS 123R.

      In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections", which supersedes APB Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS 154 provides guidance and changes the requirements for the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. As of December 31, 2005 adoption of SFAS 154 did not have a material impact on our financial position or results of operations.

      In November 2004, the FASB issued SAFS 151 "Inventory Costs, an Amendment of ARB No. 43, Chapter 4". SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect that the adoption of SFAS 151 will have a material effect on our financial position or results of operations.

      In November 2005, the FASB issued FASB Staff Position 115-1, or FSP. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary- impairments. The guidance in this FSP amends FASB Statements 115, "Accounting for Certain Investments in Debt and Equity". The FSP replaces the impairment evaluation guidance if EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. As of December 31, 2005, adoption of FSP 115-1 did not have a material impact on our financial position or results of operations.

      A.    OPERATING RESULTS

      The following table presents, for the periods indicated, information concerning our results of operations:

                                                  Year ended December 31
                                           -------------------------------------
                                             2005          2004          2003
                                           --------      --------      --------
                                                       (in thousands)
Revenues
   Products ...........................    $ 22,856      $ 20,724      $ 19,255
   Services and other .................      26,337        12,519        11,427
                                           --------      --------      --------
                                             49,193        33,243        30,682
Cost of revenues ......................      35,592        22,166        20,068
                                           --------      --------      --------
Gross profit ..........................      13,601        11,077        10,614
                                           --------      --------      --------
Research and development costs, net ...          72           125           120
Sales and marketing expenses ..........       2,495         1,894         1,958
General and administrative expenses ...       5,138         3,793         3,476
                                           --------      --------      --------
                                              7,705         5,812         5,554
Operating income ......................       5,896         5,265         5,060
Financial income (expenses), net ......        (441)           87           (25)
Other income ..........................         210            54            24
                                           --------      --------      --------
Income before income taxes ............       5,665         5,406         5,059
Income taxes ..........................       2,136         1,667         1,225
                                           --------      --------      --------
Net income ............................    $  3,529      $  3,739      $  3,834
                                           ========      ========      ========

      The following table presents, for the periods indicated, information concerning our results of operations as a percentage of our revenues:

                                                  Year ended December 31
                                           -------------------------------------
                                             2005          2004          2003
                                           --------      --------      --------
Revenues
   Products ...........................          46%           62%           63%
   Services ...........................          54            38            37
                                           --------      --------      --------
                                                100           100           100
Cost of revenues ......................          72            67            65
                                           --------      --------      --------
Gross profit ..........................          28            33            35
                                           --------      --------      --------
Research and development costs, net ...           *             *             *
Sales and marketing expenses ..........           5             6             6
General and administrative expenses ...          10            11            11
                                           --------      --------      --------

Operating income ......................          12            16            17
Financial income (expenses) , net .....          (1)            *             1
Other income ..........................           *             *             *
                                           --------      --------      --------

Income before income taxes ............          11            16            16
Income taxes...........................           4             5             4
                                           --------      --------      --------
Net income.............................           7%           11%           12%
                                           ========      ========      ========

------------
* less than one percent.

YEAR ENDED DECEMBER 31, 2005 COMPARED WITH YEAR ENDED DECEMBER 31, 2004

      REVENUES. Our revenues increased 48.0% to $49.2 million in 2005 from $33.2 million in 2004. The increase in our revenues in 2005 is mainly due to the purchase of Piedmont in July 2005. We included Piedmont revenues for the period after its acquisition in our 2005 financial statements. In 2005, we had revenues of $45.2 million from manufacturing and services and revenues of $4.0 million from the sale of parts. We expect that our revenues will increase in 2006 as a result of the increase from Piedmont's activity for the full year in 2006.

      COST OF REVENUES. Cost of revenues increased 60% to $35.5 million in 2005 from $22.2 million in 2004, representing, 72% and 67% of revenues, respectively. The increase in cost of revenues is mainly due to the costs associated with revenues of Piedmont in the second half of 2005. Cost of revenues consists of labor, materials and royalties. We expect that our cost of revenues will increase in 2006 consistent with the expected increase in revenues from Piedmont's activity.

      GROSS PROFIT. Gross Profit increased 22.8% to $13.6 million in 2005 from $11.1 million in 2004. The increase in our gross profit in 2005 is mainly due to the purchase of Piedmont in July 2005.

      RESEARCH AND DEVELOPMENT COSTS. Our research and development costs decreased 43% to $72,000 in 2005, compared to $125,000 in 2004. We do not anticipate any material change in our cost of research and development in 2006.

      SELLING AND MARKETING EXPENSES. Selling and marketing expenses increased 31.8% to $2.5 million in 2005 from $1.9 million in 2004, representing 5.1% and 5.7% of revenues, respectively. The increase in our selling and marketing expenses in 2005 was mainly due to Piedmont's selling and marketing expenses of $590,000. Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, travel and other related expenses. We expect that our selling and marketing expenses will increase in 2006 consistent with the expected increase in revenues from Piedmont.

      GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 35.2% to $5.1 million in 2005 from $3.8 million in 2004, representing 10.4% and 11.4% of revenues, respectively. The increase in our general and administrative expenses in 2005 was mainly due to Piedmont's general and administrative expenses of $1.74 million. General and administrative expenses consist primarily of salaries, annual rentals, management services, and other expenses. We expect that our general and administrative expenses will increase consistent with the inclusion of a full year of Piedmont's operations.

      OPERATING INCOME. Operating income in 2005 increased 9.4% to $5.8 million, or 10.4% of revenues, compared to $5.3 million in 2004 or 11.4% of revenues.

      FINANCIAL INCOME (EXPENSES). We incurred financial expenses of $441,000 in 2005 compared to financial income of $87,000 in 2004, as a result of the interest expenses, arising from the loans we incurred in connection with the purchase of Piedmont. We expect that our financial expenses will increase in 2006 as a result of a full year of interest payments on these loans.

      OTHER INCOME. We had other income of $210,000 in 2005 compared to other income of $54,000 in 2004. Other income in 2005 resulted from the sale of marketable securities and equipment.

      INCOME TAXES. Our total income tax expenses for 2005 amounted to $2.1 million, compared to $1.7 million in 2004. As a result of the operations of our subsidiaries in the U.S., our effective tax rate increased in 2005 to 37.7% from 30.8% in 2005.

      NET INCOME. In 2005, we had net income of $3.53 million, compared with net income of $3.74 million in 2004.

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

      RESEARCH AND DEVELOPMENT COSTS. Our research and development costs were $125,000 in 2004 and $120,000 in 2003.

      SELLING AND MARKETING EXPENSES. Selling and marketing expenses decreased by 3.2% to $1.9 million in 2004 from $2.0 million 2003, representing 5.7% and 6.4% of revenues, respectively.

      GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 9.1% to $3.8 million in 2004 from $3.5 million in 2003, representing 11.4% and 10.4% of revenues, respectively, consistent with our increase in revenues.

      OPERATING INCOME. Operating income in 2004 increased 4.1% to $5.3 million compared to $5.1 million in 2003.

      FINANCIAL INCOME (EXPENSES). We had financial income of $87,000 in 2004 compared to financial expenses of $25,000 in 2003, as a result of the appreciation in value of the exchange rate against the dollar in 2004 and the increase in our cash position.

      OTHER INCOME. We had other income of $54,000 in 2004 compared to other income of $24,000 in 2003. Other income in 2004 resulted from the sale of marketable securities and equipment.

      INCOME TAXES. As a result of the depletion of the tax credits we accumulated in prior years, our total income tax expenses for 2004 amounted to $1.7 million, compared to $1.2 million in 2003.

      NET INCOME. In 2004, we had net income of $3.74 million, compared with net income of $3.8 million in 2003.

QUARTERLY RESULTS OF OPERATIONS

      The following tables set forth certain unaudited quarterly financial information for the two years ended December 31, 2005. The data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this annual report and include all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future periods.

                                                                              Three months ended
                                          ------------------------------------------------------------------------------------------
                                                             2005                                           2004
                                          -------------------------------------------    -------------------------------------------
                                          Mar. 31,   Jun. 30,   Sept. 30,    Dec. 31,    Mar. 31,   Jun. 30,   Sept. 30,   Dec. 31,
                                          --------   --------   ---------    --------    --------   --------   ---------   --------
Revenues ..............................   $  8,389   $  8,961   $  14,403    $ 17,440    $  8,654   $  8,107   $   8,412   $  8,070
Cost of revenues ......................      5,737      5,837      10,561      13,457       5,690      5,423       5,887      5,166
Gross profit ..........................      2,652      3,124       3,842       3,983       2,964      2,684       2,525      2,904
Research and development costs, net ...         17         22          15          18          38         31          29         27
Sales and marketing expenses ..........        465        558         620         852         497        408         458        531
General and administrative expenses ...        985      1,091       1,617       1,445         955        962         762      1,114
Operating income ......................      1,185      1,453       1,591       1,667       1,474      1,283       1,276      1,232
Financial income (expenses) , net .....         (1)        (5)       (308)       (127)         16         37          19         15
Other Income ..........................         21        118          72          (1)         28          6          14          6
Income before income taxes ............      1,205      1,566       1,354       1,540       1,518      1,326       1,309      1,253
Income tax ............................        417        668         494         557         532        491         297        347
Net income ............................        788        898         860         983         986        835       1,012        906

Revenues ..............................      100.0%     100.0%      100.0%      100.0%      100.0%     100.0%      100.0%     100.0%
Cost of revenues ......................       68.4%      65.1%       73.3%       77.2%       65.8%      66.9%       70.0%      64.0%
Gross profit ..........................       31.6%      34.9%       26.7%       22.8%       34.3%      33.1%       32.0%      36.0%
Research and development costs, net ...        0.2%       0.3%        0.1%        0.1%        0.4%       0.4%        0.3%       0.3%
Sales and marketing expenses ..........        5.5%       6.2%        4.3%        4.9%        5.7%       5.0%        5.4%       6.6%
General and administrative expenses ...       11.7%      12.2%       11.2%        8.3%       11.0%      11.9%        9.1%      13.8%
Operating income ......................       14.1%      16.2%       11.1%        9.6%       17.0%      15.8%       15.2%      15.3%
Financial income (expenses) , net .....          0%         0%       (2.1)%      (0.7)%       0.0%       0.1%        0.0%       0.0%
Other Income ..........................      100.0%     100.0%      100.0%      100.0%      100.0%     100.0%      100.0%     100.0%
Income before income taxes ............       68.4%      65.1%       73.3%       77.2%       65.8%      66.9%       69.9%      64.0%
Income tax ............................       31.6%      34.9%       26.7%       22.8%       34.3%      33.1%       31.8%      36.0%
Net income ............................        0.2%       0.3%        0.1%        0.1%        0.4%       0.4%        0.3%       0.3%

SEASONALITY

      Our operating results are generally not subject to seasonal variance.

IMPACT OF INFLATION AND DEVALUATION ON RESULTS OF OPERATIONS, LIABILITIES AND ASSETS

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

      The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for such devaluation:

                                                               ISRAELI INFLATION
 YEAR ENDED      ISRAELI INFLATION     ISRAELI DEVALUATION        ADJUSTED FOR
DECEMBER 31,           RATE %                 RATE %              DEVALUATION %
------------     -----------------     -------------------     -----------------
    2001                1.4                    9.3                   (7.9)
    2002                6.5                    7.3                   (0.8)
    2003               (1.9)                  (7.6)                   5.7
    2004                1.2                   (1.6)                   2.8
    2005                2.4                    6.8                   (4.4)

      Since most of our sales and purchases are quoted in dollars and in other foreign currencies, and a significant portion of our expenses, namely salaries for our Israeli employees, are incurred in NIS, our results are adversely affected by a change in the rate of inflation in Israel when such change is not offset (or is offset on a lagging basis) by a corresponding devaluation of the NIS against the dollar and other foreign currencies. We do not use any hedging instruments in order to protect ourselves from currency fluctuation or inflation risks.

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

POLITICAL CONDITIONS

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

      Since September 2000, relations between Israel and the Palestinian Authority have deteriorated and there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. These developments have adversely affected the regional peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel's relationship with several Arab countries. In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank. In January 2006, Hamas won the elections in the Palestinian Authority and as a result the diplomatic relations between Israel and the Palestinian Authority have worsened. The implications of these developments cannot at this time be foreseen. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

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

ECONOMIC CONDITIONS

      In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if economic conditions in Israel further deteriorate.

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

CORPORATE TAX RATE

      Until December 31, 2003, the regular tax rate applicable to income of companies was 36%. In June 2004 and in July 2005, the "Knesset" (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates:
35% for 2004, 34% for 2005, 31% for 2006, 29% for 2007, 27% for 2008, 26% for
2009 and 25% for 2010 and thereafter.

      Israeli companies were generally subject to corporate tax at the rate of 34% of their taxable income in 2005. Pursuant to tax reform legislation that came into effect in 2003, the corporate tax rate is to undergo staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate is scheduled to decline to 31% in 2006, 29% in 2007, 27% in 2008, and 26% in 2009. However, because we have elected to participate in the alternative package of tax benefits for our current approved enterprise, the income derived from that enterprise will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period. The period of tax benefits for our approved enterprise expires in 2012. Certain investment income derived by us from investments may not be regarded by the Israeli tax authorities as income from its approved enterprise and consequently may be taxed at the regular statutory rate in Israel.

      Our non -Israeli. subsidiaries are taxed based on the tax laws in its country of residence, the tax rate for our U.S. subsidiaries is currently 40%.

      B.    LIQUIDITY AND CAPITAL RESOURCES

      GENERAL

      From our inception until our initial public offering in March 1987, we financed our activities mainly through cash flow from operations and bank loans. In March 1987, we received proceeds of $4,025,000 from an initial public offering of 268,333 ordinary shares. In October 1993 we raised $27,183,153 from a follow-on offering of 1,599,009 ordinary shares. On June 15, 2004 we raised $6,000,001 through the private placement of 857,143 of our shares. The proceeds from these equity financings, together with cash flow from operations and our credit facilities are our main sources of working capital.

      We had cash and cash equivalents and short-term investments of $7.5 million and marketable securities of $300,000, totaling $7.8 million as of December 31, 2005, as compared with cash and cash equivalents and short-term investments of $7.1 million and marketable securities of $1.6 million, totaling $8.7 million as of December 31, 2004.

      On June 15, 2004, we entered into a share purchase agreement with T.O.P, a wholly-owned subsidiary of Ta-Tek Ltd., an Israeli private company wholly-owned by FIMI Opportunity Fund. Under the agreement we sold 857,143 of our shares to T.O.P for $6,000,001. We also granted T.O.P warrants to purchase an aggregate of 500,000 of our ordinary shares at $8.50 per share, which price was adjusted to $6.94 per share because of our 2004, 2005 and 2006 dividend payment. The warrants are exercisable for 66 months. In addition, we entered into a credit line agreement with FIMI, which provides for a line of credit in an amount of up to $2,000,000. Loans made pursuant to the credit line bear interest at 5% per annum and are repayable on or before December 15, 2009. We will pay an annual commitment fee equal to 0.5% of the amount of the credit line. We also entered into a management agreement which provides that we will engage FIMI to provide certain management services to us in exchange for annual payments equal to 3% of our operating profit exceeding $500,000; provided, however, that in no event will the total management fees in any given year exceed $250,000. The agreements were approved by our shareholders on August 10, 2004.

      On May 24, 2005, our subsidiary, Limco-Airepair, purchased Piedmont, a FAA certified company, engaged in the repair and overhaul of various aircraft accessories. Under the terms of the acquisition, we paid $5.29 million for Piedmont and repaid $11 million of its outstanding indebtedness. In addition, we agreed to pay the former shareholders $200,000 per year, for a term of three years, in consideration for their agreement not to compete with Piedmont during this period. This acquisition was funded from our working capital and bank loans. In the future we may issue convertibles notes in order to repay part of the bank loans.

      CASH FLOWS

      The following table summarizes our cash flows for the periods presented:

                                                              YEAR ENDED DECEMBER 31,
                                                            ---------------------------
                                                              2005      2004      2003
                                                            -------   -------   -------
Net cash provided by (used in) operating activities .....   $ 4,140   $ 1,908   $ 3,777
Net cash used in investing activities ...................    (5,511)    1,312    (2,348)
Net cash provided by  (used in) financing  activities ...     1,276    (1,209)   (2,520)
Net (decrease) increase in cash and cash equivalents ....       (95)    2,011    (1,091)
Cash and cash equivalents at beginning of period ........     7,078     5,067     6,158
Cash and cash equivalents at end of period ..............     6,983     7,078     5,067

      Net cash provided by operating activities was approximately $4.1 million, $1.9 million and $3.8 million in the years ended December 31, 2005, 2004 and 2003, respectively. Net cash provided by operating activities in 2005 consisted primarily of net income in the amount of $3.5 million, depreciation and amortization in the amount of $1.4 million, a decrease in trade receivables in the amount of $1.1 million and an increase in other accounts payable and accrued expenses in the amount of $0.57 million, which was offset by an increase in inventories in the amount of $1.4 million and a decrease in trade payables in the amount of $1.0 million. Net cash provided by operating activities in 2004 consisted primarily of net income in the amount of $3.7 million and depreciation and amortization in the amount of $1.0, which was offset by an increase in trade receivables in the amount of $1.6 million and a decrease in other accounts payable and accrued expenses in the amount of $1.2 million. Net cash provided by operating activities in 2003 consisted primarily of net income in the amount of $3.8 million, an increase in other accounts payable and accrued expenses in the amount of $1.1 million and depreciation and amortization in the amount of $1.0 million, which was offset by an increase in trade receivables in the amount of $1.4 million and an increase in inventories in the amount of $1.3 million.

      Net cash used in investing activities was $5.5 million in the year ended December 31, 2005, primarily for the acquisition of Piedmont. In the year ended December 31, 2004, $1.3 million of cash was provided by investing activities, resulting from sale of marketable securities and short term deposits. In the year ended December 31, 2003 $2.3 million of cash was used in investing activities primarily for the purchase of marketable securities, property and equipment.

      Capital expenditures in the year ended December 31, 2005, consist mainly of our investment in Piedmont and purchase of equipment. Capital expenditures in the year ended December 31, 2004 and 2003, consist mainly of purchase of equipment. We estimate that our capital expenditures for in the year ending December 31, 2006 will total approximately $1,500 thousands, of which 65% will be spent in Israel and35% in the U.S. We expect to finance these expenditures primarily from our cash and cash equivalents, operating cash flow and our credit facilities. However, the actual amount of our capital expenditures for 2006 will depend on a variety of factors, including general economic conditions, changes in the demand for our products and the risks and uncertainties involved in doing business in Israel.

      In the year ended December 31, 2005, net cash provided by financing activities in the amount of $1.3 million was primarily attributable to increase in proceeds from long-term loans in the amount of $12.0 million, which was offset in part by sort-term bank credit in the amount of $8.5 , cash dividend in the amount of $1.1 million and repayments of long-term loans in the amount of $1 million. In the year ended December 31, 2004 net cash used in financing activities in the amount of $1.2 million was primarily attributable to distribution of dividend in the amount of $7.1 million, which was offset in part by issuance of shares in the amount of $5.7 million and exercise of options in the amount of $1.2 million. In the year ended December 31, 2003 net cash used in financing activities in the amount of $2.5 million was primarily attributable to distribution of dividend in the amount of $3.1 million, which was offset in part by exercise of options in the amount of $0.5 million.

      In 2005, we incurred $6 million in long term debt from Bank Leumi for a period of five years, through two loans for the purchase of Piedmont. The loans are to be repaid in three equal annual installments and the first payment is due on July 1, 2008. One of the loans bears interest of Libor + 1% and the second loan bears annual interest of 5.25%. Interest installments under both loans are paid quarterly. Under the terms of the loans we are required to maintain consolidated shareholders' equity of not less than $15 million.

      After our purchase of Piedmont, Piedmont incurred $6 million in long term debt from Bank Leumi USA. The two year loan bears an annual interest of Libor + 1.3%. Under the terms of the loan Piedmont is required to maintain a ratio of funded debt to EBITDA of not more than 3.25 to 1, a fixed charge coverage ratio of at least 2.5 to 1 and net profit of not less than $1 million. In addition, we as the guarantor may not pay dividends without the prior written consent of the bank. In November 2005, Piedmont repaid $1 million of this loan.

      As of December 31, 2005, we and Piedmont were in compliance with all required financial covenants.

      We believe that anticipated cash flow from operations and our current cash balances will be sufficient to meet our cash requirements for at least 12 months. Our continued operations thereafter will depend upon cash flow from operations and the availability of equity or debt financing.

      C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

      As of June 1, 2006, we had one employee engaged in research and development.

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

      F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

      The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2005 and the effect we expect them to have on our liquidity and cash flow in future periods.

         CONTRACTUAL OBLIGATIONS                                 PAYMENTS DUE BY PERIOD
-----------------------------------------   ---------------------------------------------------------------
                                                                                                      More
                                                            Less than                                than 5
                                                Total         1 year      1-3 Years     3-5 Years     years
                                            ------------   -----------   -----------   -----------   ------
Long-term debt obligations ..............   $ 11,000,000   $ 1,000,000   $ 6,000,000   $ 4,000,000    $ --
Operating lease obligations .............      1,699,517       364,200       657,498       677,819      --

Purchase obligations ....................             --            --            --            --      --
Total ...................................   $ 12,699,517   $ 1,364,200   $ 6,657,498   $ 4,677,819      --

OTHER OBLIGATIONS

      In addition, pursuant to the terms of the agreement we entered into with TAT Industries in 2000 to purchase its operations relating to the manufacture of aviation accessories, we entered into a lease agreement, pursuant to which we leased from TAT Industries, effective as of January 1, 2000, the real estate and buildings encompassing an area of approximately 312,000 square feet for a period of 24 years and eleven months. In consideration for the lease agreement, we agreed to pay TAT Industries annual rentals of approximately $310,000, with an additional incremental payment of 2% per year, such rental rates are subject to revaluation every fifth year.

      In addition, we have long-term liabilities for severance pay that is calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. As of December 31, 2005, our severance pay liability was $3,159,016.

      We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3. "Key Information."

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

      A.    DIRECTORS AND SENIOR MANAGEMENT

      Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME                           AGE   POSITION WITH THE COMPANY
----                           ---   -------------------------
Shlomo Ostersetzer ..........   78   Chief Executive Officer and Chairman of the Board of Directors
Dov Zeelim ..................   65   President and Vice Chairman of the Board of Directors
Israel Ofen .................   57   Executive Vice President and Chief Financial Officer
Shraga Katz .................   61   Vice President Operations
Avi Kahana ..................   62   Secretary and Manager of Import and Export Division
Jacob Danan .................   65   Chief Engineer and Vice President of Marketing
Shaul Menachem ..............   59   President Limco-Airepair and Piedmont
Eran Frenkel (1) ...........    40   V.P.  Business Development - Limco-Airepair
Yossi Rosenberg (2) ........    40   Vice-President Economics
Dr. Meir Dvir ...............   75   Director
Yaacov Fish .................   59   Director
Ishay Davidi ................   44   Director
Gillon Beck ................    44   Director
Yechiel Gutman ..............   60   Director
Michael Shevi ...............   70   Outside Director
Rami Daniel .................   40   Outside Director

----------
(1)   Mr. Frenkel is the son-in-law of Dov Zeelim.

(2)   Mr. Rosenberg is the son-in-law of Shlomo Ostersetzer.

      Each of our directors (except our outside directors) is elected to serve until the next annual general meeting of shareholders and until his successor has been elected. Officers serve at the discretion of the Board of Directors.

      On June 15, 2004, we entered into a share purchase agreement with T.O.P. See Item 4.A. "Information on the Company - History and Development of the Company." As part of the transaction, our parent company, TAT Industries, and T.O.P entered into a shareholders' agreement, which provides among other things that each of TAT Industries and T.O.P vote all of the shares held by them for the election to our Board of Directors of six designees of TAT Industries and three designees of T.O.P. TAT Industries designees include Messrs. Ostersetzer, Zeelim, Fish, Shevi and Daniel and Dr. Dvir. T.O.P designees include Messrs. Davidi, Beck and Gutman.

      SHLOMO OSTERSETZER has served as the Chairman of our Board of Directors since April 1985. Mr. Ostersetzer has also served as our Chief Executive Officer since 1990. Mr. Ostersetzer is one of the founders of TAT Industries and is a controlling shareholder, and he has served in various capacities with TAT Industries since 1970, including President, Managing Director and Chairman of its Board of Directors. Mr. Ostersetzer holds an M.Sc. in Mechanical Engineering from ETH-Polytechnical Institute in Zurich, Switzerland.

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

      ISRAEL OFEN has served as our Executive Vice President and Chief Financial Officer since August 1993, as Managing Director since March 1991 and has held other managerial positions since April 1985. In addition, Mr. Ofen served as Vice President, Finance of TAT Industries from 1983 through August 31, 1993 and as its President since January 2000. Mr. Ofen also serves as a director of TAT Industries. Mr. Ofen holds a B.A. in Economics from Bar llan University in Ramat-Gan and is a licensed certified public accountant in Israel.

      SHRAGA KATZ has served as our V.P. Operations since March 1998. From August 1995 to March 1998, he served as General Manger of Limco. From 1986 to 1995, he served as manager of the Israeli heat exchanger operations division of TAT Industries and has served as manager of our heat exchange operations since 1991. Mr. Katz is a retired Lieutenant Colonel of the Israeli Air Force in which he served for 20 years. Mr. Katz holds a B.Sc. in Mechanical Engineering from the Technion, Israel Institute of Technology and an M.Sc. in Aeronautical Engineering from AFIT Air Force Institute of Technology.

      AVI KAHANA has served as our Secretary since January 1998. During the past five years, Mr. Kahana has been the Manager of our import and export division. Mr. Kahana has also worked for TAT Industries and its subsidiaries since 1984.

      JACOB DANAN has served as our Chief Engineer since September 1996, and, since January 1, 1998 as our Vice President of Marketing. Mr. Danan has been with us since 1980. Mr. Danan holds a B.Sc. in Aeronautical Engineering from the Technion, Israel Institute of Technology.

      SHAUL MENACHEM has served as the President of Limco-Airepair since February 1998and of Piedmont as of July 2005. Mr. Menachem holds a M.Sc. in Engineering Management from Bridgeport University.

      ERAN FRENKEL has served as Vice President Business Development of Limco-Airepair since June 2003. Mr. Frenkel is the son-in-law of Dov Zeelim. Mr. Frenkel holds a B.A. in Economics and Accounting from the Tel-Aviv University and an M.B.A. from Pace University in New York, and is a licensed certified public accountant in Israel.

      YOSSI ROSENBERG has served as our Vice President of Economics and as a Director of TAT Industries since June 2003. From February 2001 until March 2003, Mr. Rosenberg served as an economist and as a financial consultant to our C.E.O. Mr. Rosenberg is the son-in-law of Shlomo Ostersetzer. Mr. Rosenberg holds a B.A. in Business Administration from the College of Management in Tel Aviv.

      DR. MEIR DVIR has served as a director since December 1994. Mr. Dvir has served as deputy General Manager of Business Research and Development and also as General Manager of Israeli Aircraft Industries Ltd. He is also a director of T.T.I. Telecom Ltd. and Bank Leumi Ltd. Mr. Dvir holds a Ph.D. in Mathematics and Physics from the Hebrew University in Jerusalem.

      YAACOV FISH has served as a director since January 1994. From 1992 to 1997, Mr. Fish served as Managing Director of Magen Central Pension Fund Ltd. Mr. Fish served as a financial advisor to Shalev Transportation Cooperative Ltd. from 1990 to 1994 and served as general comptroller of Egged Ltd., Israel's large bus company, from 1977 to 1990. Mr. Fish holds a B.Sc. in Economics from Bar llan University in Tel Aviv.

      ISHAY DAVIDI has served as a director since September 1, 2004. Mr. Davidi has served as the Chief Executive Officer and Senior Partner of FIMI Opportunity Fund since 1996. Mr. Davidi also serves as the Chairman and Senior Partner of FITE (First Israel Turnaround Enterprise), another Israeli investment fund established by the FIMI Group, and as a director of Tadiran Communications, Lipman Electronic Engineering, Ltd., Tedea Technological Development and Automation Ltd., TG Precision Products Ltd., Formula Systems Ltd. and Medtechnica Ltd. Mr. Davidi holds a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. in Finance from Bar Ilan University.

      GILLON BECK has served as a director since September 1, 2004. Mr. Beck has served as a partner in FIMI Opportunity Fund and a director of several of the fund's portfolio companies since 2003. Prior thereto and from 1999, Mr. Beck served as Chief Executive Officer and President of Arad Ltd. Group, a leading manufacturer of water measurement technologies. Mr. Beck serves as a director of Medtechnia Ltd., Tedea Technological Development and Automation Ltd. and Formula Vision Ltd. Mr. Beck holds a B.Sc. in Industrial Engineering from the Technion, Israel Institute of Technology and an M.B.A. in Finance from Bar Ilan University.

      YECHIEL GUTMAN has served as a director since September 1, 2004. Mr. Gutman serves as a public member of the Israeli Security Authority (ISA). He also serves as a director of many Israeli companies, including Israel Refinery Company, El-Al (the Israeli national airline), and Bank Otzar Hachayal (a subsidiary of Bank Hapoalim). In the past Mr. Gutman served as an advisor to the Israeli Minster of Justice. Mr. Gutman holds L.L.B. and M.A. degrees from The Hebrew University, Jerusalem. Mr. Gutman serves as an independent director.

      MICHAEL SHEVI has served as an outside director since June 10, 2004. Mr. Shevi has served as Managing Director of Cham Foods since 1973. Currently, Mr. Shevi is a director of Cham Foods (Israel) Ltd. Mr. Shevi is licensed as a certified public accountant in Israel.

      RAMI DANIEL has served as an outside director since June 10, 2004. Mr. Daniel has served as V.P. of Finance of Ganden Real Estate since 2001. Mr. Daniel is licensed as a Certified Public Accountant in Israel and holds B.S.c. in Economics from the College of Management in Tel Aviv.

      B.    COMPENSATION

      The following table sets forth all the compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2005.

                                                           Pension,
                                       Salaries, fees,    retirement   Compensation due
                                       commissions and   and similar    to exercise of
                                           bonuses         benefits        options
                                       ---------------   -----------   ----------------
All directors and executive officers
  as a group, (16) persons               $ 1,828,657      $ 341,027           --

      During the year ended December 31, 2005, we paid our outside directors a per meeting attendance fee of NIS 1,270 (approximately $276), plus an annual fee of NIS 24,574 (approximately $5,342)

      As of December 31, 2005, our directors and executive officers as a group, consisting of sixteen persons, held options to purchase an aggregate of 10,000 ordinary shares at an exercise price of $1.625 per share. All of such options were vested and will expire on January 19, 2009. All options were issued under our 1999 Employee Stock Option Plans. See below in this Item 6.E. -"Share Ownership-Stock Option Plans."

      Pursuant to their employment agreements, the chairman of our Board of Directors, Mr. Shlomo Ostersetzer, and the vice chairman of the Board of Directors, Mr. Dov Zeelim, are entitled each to a bonus of 2.5% of the annual consolidated operating income, in excess of $500,000. In the years ended December 31, 2005, 1004 and 2003 Messrs. Ostersetzer and Zeelim received total payments of approximately $292,298, $246,488 and $239,794.

      C.    BOARD PRACTICES

INTRODUCTION

      According to the Israeli Companies Law and our Articles of Association, the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our chief executive officer and board of directors.

ELECTION OF DIRECTORS

      Our articles of association provide for a board of directors consisting of no less than two and no more than eleven members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of nine directors, including two outside directors.

      Pursuant to our articles of association, all of our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. All of our current directors (except one of our outside directors) were elected by our shareholders at our annual general meeting of shareholders held December 6, 2005.

      We are exempt from the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors since we are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), or Rule 4350(c)(5). See below in this Item 6C. "Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for a Controlled Company."

INDEPENDENT AND OUTSIDE DIRECTORS

      The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. Outside directors must be Israeli residents, unless the company's shares have been offered to the public outside of Israel or have been listed on a stock exchange outside of Israel. No person may be appointed as an outside director if, at the time of the appointment or during the two years that preceded the appointment, the person or the person's relative, partner, employer or an entity of which he is a controlling shareholder had an interest in the company, in a person who was a controlling shareholder of the company at the time of the appointment, or in an entity which was controlled by the company or its controlling shareholder at the time of the appointment or during the two years that preceded the appointment.

      A director of one company may not be appointed as an outside director of another company if, at the time of the appointment, a director of the other company serves as an outside director of the first company. Furthermore, no person may be appointed as an outside director if he is an employee of the Israeli Securities Authority or a stock exchange in Israel.

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

      According to a March 2005 amendment to the Israeli Companies Law, effective as of January 2006 at least one of the outside directors must be an accounting and financial expert and the other outside directors must be professional experts, as such terms are defined by regulations promulgated under the Israeli Companies Law. This requirement does not apply to outside directors appointed prior to the March 2005 amendment, however a company can not renew the appointment of any such outside director for an additional term unless the outside director is (i) an accounting and financial expert or (ii) a professional expert and at the time the appointment is to be renewed, an outside director who is an accounting and financial expert serves on the board of directors and such other number of directors who are accounting and financial experts serve on the board of directors as determined by the board of directors of the company.

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

      In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members all of which must be independent directors, each of whom satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ.

      Our board of directors has determined that Messrs. Rami Daniel and Michael Shevi qualify both as independent directors under the Securities and Exchange Commission and NASDAQ requirements and as outside directors under the Israeli Companies Law requirements. Our board of directors has further determined that Mr. Yaacov Fish and Mr. Meir Dvir qualify as independent directors under the Securities and Exchange Commission and NASDAQ Stock Market requirements.

      As a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), we are exempted from the NASDAQ Marketplace Rule which requires that a majority of our board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. See Item 6.C. "Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for a Controlled Company."

AUDIT COMMITTEE

      Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

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

DIRECTORS' SERVICE CONTRACTS

      We do not have any service contracts with our directors. Our directors are not entitled to any benefits upon termination of their service as our directors.

EMPLOYMENT AGREEMENTS

      In November 2000, Shlomo Ostersetzer and Dov Zeelim entered into substantially similar employment agreements with us. These agreements provided for a base salary and a package of benefits including a bonus of 2.5% of the annual consolidated operating income, in excess of $500,000, and contained certain non-competition and confidentiality provisions. According to the agreements, in the event that the employment of Messrs. Ostersetzer or Zeelim with us is terminated under circumstances that entitle them to severance pay under Israeli law, they will be entitled to receive the higher of severance pay due under Israeli law or the amounts that have accumulated in managers insurance funds, as a result of our monthly contribution on their behalf, as well as amounts accumulated in education funds as a result of our monthly contribution to these funds. Under the agreements, the terms of Messrs. Ostersetzer's and Zeelim's employment will continue until at least January 1, 2007. After such date we may terminate the agreements subject to providing Messrs. Ostersetzer and Zeelim with twelve-months' prior notice. Messrs. Ostersetzer and Zeelim may terminate their agreements without notice after January 1, 2008.

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

      The Israeli Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An "office holder" is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty requires an office holder to act in good faith and for the company's interest, including, avoiding any conflict of interest between the office holder's position in the company and any other position he holds or his personal affairs, avoiding any competition with the company's business, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received by virtue of his position as an office holder. Each person identified as a director or executive officer in the table in Item 6.A. "Directors and Senior Management" is an office holder. Under the Israeli Companies Law, arrangements as to compensation of office holders who are not directors require approval of our board of directors and insurance and indemnification arrangements of office holders who are not directors require approval of our audit committee and board of directors. The compensation of office holders who are directors and office holders who are controlling shareholders, or their family members must be approved by our audit committee, board of directors and shareholders.

      The Israeli Companies Law requires that an office holder promptly disclose any "personal interest" that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. A "personal interest" of an office holder includes the interest of the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, including in the case of an "extraordinary transaction" in which control holder or director has personal interest, such a transaction, action and arrangement must be approved by the audit committee and by the board of directors itself, and further shareholder approval is required to approve the terms of compensation of an office holder who is a director. Transaction is considered "extraordinary transaction", if it is not in the ordinary course of business, it is not on market terms, or it is likely to have a material impact on the company's profitability, assets or liabilities. An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event that a majority of the board have personal interest the matter should be also approved by the shareholders.

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

      However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law and amended in January 2002, and in March 2006 certain transactions between a company and its controlling shareholder(s) and certain transaction with its director(s) regarding terms of compensation do not require shareholder approval.

      In addition, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are only for the benefit of the company. If the director or the office holder is a controlling shareholder of the company then the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders providing certain criteria is met.

      The above relief will not apply if one or more shareholder, holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than fourteen (14) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders' approval as detailed above.

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

      EXCULPATION OF OFFICE HOLDERS

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

      INSURANCE OF OFFICE HOLDERS

      The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of the liability of any of its office holders with respect to an act performed by him in his capacity as an office holder, for: (i) a breach of his duty of care to us or to another person; (ii) a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or (iii) a financial liability imposed upon him in favor of another person.

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

      INDEMNIFICATION OF OFFICE HOLDERS

      The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for: (i) a financial obligation imposed upon the office holder in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court; (ii) reasonable litigation expenses, including attorney's fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on him or her in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and (iii) reasonable litigation expenses, including attorney's fees, incurred by the office holder or charged to him or her by a court: (a) in a proceeding instituted against the office holder by or on behalf of the company or by another person, (b) in a criminal charge from which the office holder was acquitted, or (c) in a criminal proceeding in which the office holder was convicted of a crime which does not require proof of criminal intent.

      The Israeli Companies Law provides that a company's articles of association may permit the company to indemnify an office holder following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified. It also provides that a company's articles of association may permit the company to undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of events, which, in the opinion of the company's board of directors, are, at the time of giving the undertaking, foreseeable due to our company's activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances. Our articles of association provide that we may undertake to indemnify in advance an office holder, in accordance with the conditions set under applicable law, against any liabilities he or she may incur in such capacity, provided that such undertaking is limited with respect to categories of events that can be expected as determined by our board of directors when authorizing such undertaking, and with respect to such amounts determined by our board of directors as reasonable in the circumstances. Furthermore, under our articles of association, we may indemnify any past or present office holder, in accordance with the conditions set under any law, with respect to any past occurrence, whether or not we are obligated under any agreement to indemnify such office holder in respect of such occurrence.

      LIMITATIONS ON EXCULPATION, INSURANCE AND INDEMNIFICATION

      These provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an office holder, nor exculpate an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability of an office holder, incurred as a result of certain improper actions.

      Under the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if the office holder is a director, also by our shareholders.

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

NASDAQ EXEMPTIONS FOR A CONTROLLED COMPANY

      We are a controlled company within the meaning of Rule 4350(c)(5) because TAT Industries holds more than 50% of our voting shares.

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

      We intend to continue to rely on these exemptions provided under Rule 4350
      (C)(5).

NASDAQ MARKETPLACE RULES AND HOME COUNTRY PRACTICES

      NASDAQ Marketplace Rule 4350, or Rule 4350, was recently amended to permit foreign private issuers to follow certain home country corporate governance practices without the need to seek an individual exemption from NASDAQ. Pursuant to such provision, a foreign private issuer must provide NASDAQ with a letter from outside counsel in its home country certifying that the issuer's corporate governance practices are not prohibited by home country law.

      On June 22, 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350. We informed NASDAQ that we do not comply with the requirement of Rule 4350 that we distribute to shareholders, and file with NASDAQ, copies of an annual report containing audited financial statements of our company and its subsidiaries within a reasonable period of time prior to our annual meeting of shareholders, and instead follow Israeli law and practice. Under Israeli law, as a company that is publicly traded both in Israel and outside of Israel, we are not required to distribute such annual reports to our shareholders. Our annual report on Form 20-F and audited financial statements are available on our website (www.tat.co.il).

      D.    EMPLOYEES

      On December 31, 2005, we and our subsidiaries employed 412 persons, of whom 291 were employed in manufacturing and quality control, 90 were employed in administration, sales and marketing, and 31 were employed in engineering and research and development. On December 31, 2005 Limco-Airepair employed 130 full-time employees and Piedmont employed 116 full-time employees.

      On December 31, 2004, we and our subsidiary employed 284 persons, of whom 193 were employed in manufacturing and quality control, 58 were employed in administration, sales and marketing, and 33 were employed in engineering and research and development. On December 31, 2004 Limco-Airepair employed 116 full-time employees

      On December 31, 2003, we and our subsidiary employed 270 persons, of whom 193 were employed in manufacturing and quality control, 48 were employed in administration, sales and marketing, and 29 were employed in engineering and research and development. On December 31, 2003 Limco-Airepair employed 100 full-time employees.

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

      E.    SHARE OWNERSHIP

BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTOR

      The following table sets forth information as of June 22, 2006 regarding beneficial ownership by each of our directors and executive officers.

                                            Number of Ordinary
                                                  Shares           Percentage of
Name                                      Beneficially Owned (1)   Ownership (2)
----------------------------------------  ----------------------   -------------

Shlomo Ostersetzer (3)(4) ..............          249,412              4.13%
Dov Zeelim (3)(4) ......................          175,000              2.89%
Israel Ofen (3) ........................           81,000              1.34%
Shraga Katz (3) ........................           10,000                 *
Avi Kahana (3) .........................                -                 -
Jacob Danan (3) ........................            2,000                 *
Shaul Menachem (3) .....................                -                 -
Eran Frenkel (3) .......................              400                 *
Yossi Rosenberg (3) ....................                -                 -
Dr. Meir Dvir (3)(5) ...................            7,000                 *
Yaacov Fish (3)(5) .....................            5,000                 *
Ishay Davidi (3) .......................                -                 -
Gillon Beck (3) ........................                -                 -
Yechiel Gutman (3) .....................                -                 -
Michael Shevi (3) ......................                -                 -
Rami Daniel (3) ........................                -                 -
All directors and executive officers
as a group, (16) persons (6) ...........          529,812              8.75%

      ----------
      * less than one percent

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

      (2) The percentages shown are based on 6,042,671 ordinary shares issued and outstanding as of June 22, 2006.

      (3) The business addresses of Messrs. Ostersetzer, Zeelim, Ofen, Katz, Kahana, Danan, Frenkel, Rosenberg, Menachem, Fish, Davidi, Beck, Gutman, Shevi and Daniel and Dr. Dvir is c/o TAT Technologies Ltd. P.O. Box 80, Gedera, Israel 70750.

      (4) Mr. Shlomo Ostersetzer, an officer, director and controlling shareholder of TAT Industries, and Dov Zeelim, an officer, director and controlling shareholder of TAT Industries, disclaim beneficial ownership of the 3,124,150 ordinary shares held by TAT Industries, except to the extent of their proportional interest therein.

      (5) Includes 5,000 ordinary shares subject to currently exercisable options granted under our 1999 stock option plan, at an exercise price of $1.625 per share. The options expire in January 2009.

      (6) Includes 10,000 ordinary shares subject to currently exercisable options granted under our 1999 stock option plan, at an exercise price of $1.625 per share. The options expire in January 2009.

STOCK OPTION PLANS

      In January 1999, our Board of Directors adopted a share option plan (the "1999 Plan") for which 500,000 ordinary shares have been reserved and granted at an exercise price of $1.625 per share as follows: Shlomo Ostersetzer-125,000 shares; Dov Zeelim-175,000 shares; Israel Ofen-102,500 shares; and an aggregate of 97,500 shares to other employees and directors. As of June 20, 2006 there were 17,500 options outstanding, at an exercise price of $1.625 per share, and no options were available for future grant pursuant to the 1999 Plan. As of June 20, 2006, our executive officers and directors as a group, consisting of sixteen persons, held 10,000 options under the 1999 Plan. The 1999 Plan will terminate in January 2009. All options have a term of 10 years.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      A.    MAJOR SHAREHOLDERS

      TAT Industries is the beneficial holder of 51.70 % of our outstanding shares. Accordingly, TAT Industries controls our company.

      The following table sets forth certain information as of June 22, 2006, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

                                                Number of
                                             Ordinary Shares     Percentage of
            Name                          Beneficially Owned(1)   Ownership(2)
            ----                          ---------------------  -------------
TAT Industries Ltd. (3).................        3,124,150            51.70%
T.O.P (4)(5)............................        1,357,143            22.46%

----------

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

      (2) The percentages shown are based on 6,042,671 ordinary shares issued and outstanding as of June 22, 2006.

      (3) The address of TAT Industries is Re'em Industrial Park Neta, Boulevard Bnei Ayish, Gedera, Israel 70750.

      (4)   The address of T.O.P is 37 Mencham Begin Boulevard, Tel Aviv,
Israel.

      (5) Includes 500,000 ordinary shares issuable upon the exercise of currently exercisable warrants, granted under the Share Purchase Agreement with T.O.P, at an exercise price of $6.94 per share. The warrants expire in January 2010.

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

RECORD HOLDERS

      Based on a review of the information provided to us by our transfer agent, as of June 27, 2006, there were 51 holders of record of our ordinary shares, of which 41 record holders holding approximately 50% of our ordinary shares had registered addresses in the United States and 10 record holders holding approximately 50% of our ordinary shares had registered addresses in the Israel. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 50% of our outstanding ordinary shares as of said date.

      B.    RELATED PARTY TRANSACTIONS

      MANAGEMENT AND SERVICES AGREEMENT

      In February 2000, we entered into an agreement with TAT Industries, our controlling shareholder, to purchase operations of TAT Industries relating to the manufacture of aviation accessories and the lease of certain real estate and buildings. Pursuant to the terms of this agreement, all of the employees of TAT Industries were transferred to us effective January 1, 2000, without any change in the conditions of their employment. TAT Industries pays us $50,000 per year for administrative and accounting personnel and secretarial staff, who served as employees of TAT Industries before they were transferred to us and who continue to provide such services.

      In addition, pursuant to the terms of the agreement, we entered into a lease agreement, pursuant to which we lease from TAT Industries, effective as of January 1, 2000, an area of approximately 329,000 square feet, including 90,000 square feet of manufacturing, office and storage space, for a period of 24 years and eleven months. In consideration for the lease agreement, we agreed to pay TAT Industries annual rental fee of $300,000, with an additional incremental payment of 2% per year, such rental fee is subject to revaluation every fifth year. In 2005 the rental fee was revaluated by a real estate appraiser, and as a result the base fee was increased to $310,000 per year. The rental fee will be revaluated again in 2010.

      OTHER TRANSACTIONS

      Our Israeli operations employ the services of an agent, Gal Tech Inc. (a company owned by Messrs. Shlomo Ostersetzer, Dov Zeelim and Israel Ofen, all of whom are officers and directors of our company). According to an export agreement, dated April 14, 1992, Gal Tech Inc. receives a handling fee in the amount of 10% of all purchases by our company in North America per year and a handling fee in the amount of 3% of all sales by our company to North America per year (not including sales of heat transfer products). However, pursuant to this agreement, the total amount to be paid by us to Gal Tech will not exceed the sum of 5% of our purchases in North America and 5% of our sales to North America (not including sales of heat transfer products) per year. In the years ended December 31, 2003, 2004 and 2005, we paid approximately $487,000, $377,000 and $537,,000 respectively, to Gal Tech, in accordance with such agreement. Effective January 1, 2003, Ifat Frenkel (the daughter of Dov Zeelim) became the President of Gal Tech.

      Pursuant to their employment agreements, the chairman of our Board of Directors, Mr. Shlomo Ostersetzer, and the vice chairman of our Board of Directors, Mr. Dov Zeelim, are entitled each to a bonus of 2.5% of the annual consolidated operating income, in excess of $500,000. In the years ended December 31, 2005, 2004 and 2003, our chairman and vice chairman of our Board received a total payments of approximately $292,298, $246,488, and $239,794.

      T.O.P, one of our major shareholders, provides us with management and consulting services in consideration for the lesser of: (i) 3% of the consolidated operating income in excess of $500,000, or (ii) $250,000 per year. In the years ended December 31, 2004 and 2005, we paid T.O.P $53,980 and $175,379 for such services.

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

ITEM 8.   FINANCIAL INFORMATION

      A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      See the Index to Consolidated Financial Statements accompanying this report on Page F-1.

LEGAL PROCEEDINGS

      In August 2004, two former temporary employees filed a claim against us and against an employment agency, alleging breach of contract and seeking compensation for salary delays and salary differences in the amount of $235,000. At this time, we are unable to predict the ultimate outcome of these claims; however, we believe that such claims are without merit. As such, no provision was provided.

DIVIDEND DISTRIBUTION

      In December 2002, we declared a cash dividend of $0.45 per share (an aggregate of $2,017,582) paid in January 2003. In May 2003, we declared a cash dividend of $0.25 per share (an aggregate of $1,120,879) payable in July 2003. In September 2004, we declared a cash dividend of $1.18 per share (an aggregate of $7,130,352) payable in November 2004. In August 2005, we declared a cash dividend of $0.18 per share (an aggregate of $ 1,087,000) payable in November 2005. In April 2006, we declared a cash dividend of $0.20 per share (an aggregate of $1,209,000) payable in May 2006. Our intention is to pay up to 40% of our net profit as a cash dividend annually, depending on cash flow and profitability and other factors affecting our business. There can be no assurance that we will declare any further dividends.

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

      We do not intend to distribute earnings of our foreign subsidiaries in the foreseeable future. We currently intend to permanently reinvest all future earnings of such subsidiaries in order to finance their operations and expand their business.

      B.    SIGNIFICANT CHANGES

      Since the date of the annual consolidated financial statements included in this annual report, no significant change has occurred.

ITEM 9.   THE OFFER AND LISTING

      A.    OFFER AND LISTING DETAILS

ANNUAL STOCK INFORMATION

      The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market and the TASE :

                                      NASDAQ CAPITAL MARKET   TEL AVIV STOCK EXCHANGE
                                      ---------------------   -----------------------
                                         HIGH        LOW         HIGH          LOW
                                      ---------   ---------   ----------   ----------
Fiscal Year Ended December 31, 2001     $3.25       $1.39              -            -
Fiscal Year Ended December 31, 2002      4.10        1.65              -            -
Fiscal Year Ended December 31, 2003      8.00        2.06              -            -
Fiscal Year Ended December 31, 2004      9.80        6.21              -            -
Fiscal Year Ended December 31, 2005      9.35        5.25      NIS 35.50    NIS 29.70

QUARTERLY STOCK INFORMATION

      The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market and the TASE:

                                      NASDAQ CAPITAL MARKET   TEL AVIV STOCK EXCHANGE
                                      ---------------------   -----------------------
                                         HIGH        LOW         HIGH          LOW
                                      ---------   ---------   ----------   ----------
2004
----
First Quarter .....................     $9.85       $7.15              -            -
Second Quarter ....................      9.29        7.55              -            -
Third Quarter .....................      9.00        7.00              -            -
Fourth Quarter ....................      8.94        6.21              -            -

2005
----
First Quarter .....................     $9.35       $7.41              -            -
Second Quarter ....................      8.81        7.19              -            -
Third Quarter .....................      7.80        5.25      NIS 35.50    NIS 35.50
Fourth Quarter ....................      7.16        5.60          35.50        29.70

2006
----
First Quarter .....................     $7.00       $5.92      NIS 32.79    NIS 30.40

MONTHLY STOCK INFORMATION

      The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market and the TASE:

                                      NASDAQ CAPITAL MARKET   TEL AVIV STOCK EXCHANGE
                                      ---------------------   -----------------------
                                         HIGH        LOW         HIGH          LOW
                                      ---------   ---------   ----------   ----------
2005
----
December...........................     $7.16       $6.20      NIS 29.70    NIS 29.70

2006
----
January ...........................     $7.00       $6.63       NIS32.79     NIS31.45
February...........................      6.88        5.92          32.20        30.40
March..............................      6.75        6.41          32.40        32.06
April..............................      6.61        6.30          31.31        29.59
May................................      8.00        6.49          35.38        29.59

      B.    PLAN OF DISTRIBUTION

      Not applicable.

      C.    MARKETS

      Our ordinary shares traded on the NASDAQ National Market under the symbol "TATTF" from March 1987 until July 1998 when the listing of such shares was transferred to the NASDAQ Capital Market. On August 16, 2005, we listed its shares for trade on the Tel-Aviv Stock Exchange as a dual listed company.

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

RIGHTS ATTACHED TO SHARES

      Our authorized share capital consists of 10,000,000 ordinary shares of a nominal value of NIS 0.90 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable.

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

      As part of the transaction, T.O.P received warrants to purchase an aggregate of 500,000 of our ordinary shares at $8.50 per share, which price was adjusted to $6.94 per share because of our 2006 dividend payment. The warrants are exercisable for 66 months. In addition, we entered into a credit line agreement with FIMI, which provides for a line of credit in an amount of up to $2,000,000. Loans made pursuant to the credit line bear interest at 5% per annum and are repayable on or before December 15, 2009. We pay an annual commitment fee equal to 0.5% of the amount of the credit line. We also entered into a management agreement which provides that we will engage FIMI to provide certain management services to us in exchange for annual payments equal to 3% of our operating profit exceeding $500,000; provided, however, that in no event will the total management fees in any given year exceed $250,000. The agreements were approved by our shareholders on August 10, 2004.

      On July 7, 2005 our subsidiary, Limco-Airepair, purchased Piedmont, an FAA certified company, engaged in the repair and overhaul of various aircraft accessories. Under the terms of the acquisition, we paid $5.29 million for Piedmont and repaid $11 million of its outstanding indebtedness. In addition, we agreed to pay the former shareholders of Piedmont $200,000 per year, for a term of three years, in consideration for their agreement not to compete with Piedmont in this period.

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

      E.    TAXATION

MATERIAL INCOME TAX CONSIDERATIONS

      The following is a summary of the current tax structure applicable to companies incorporated in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli consequences to purchasers of our ordinary shares and Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations

      Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

                           ISRAELI TAX CONSIDERATIONS

      STATUTORY CORPORATE TAX RATE

      Israeli companies were generally subject to corporate tax at the rate of 34% of their taxable income in 2005. Pursuant to tax reform legislation that came into effect in 2003, the corporate tax rate is to undergo staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate is scheduled to decline to 31% in 2006, 29% in 2007, 27% in 2008, and 26% in 2009.

      However, the effective tax rate payable by a company that derives income from an approved enterprise, discussed further below, may be considerably less. See "-Tax Benefits under the Law for the Encouragement of Capital Investments, 1959."

      STAMP DUTY

      The Israeli Stamp Duty on Documents Law, 1961, or the Stamp Duty Law, provides that any document (or part thereof) that is signed in Israel or that is signed outside of Israel and refers to an asset in Israel or to an action that is executed or will be executed in Israel, is subject to stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority. An amendment to the Stamp Duty Law from June 1, 2003, determines, among other things, that stamp duty on most agreements shall be paid by the parties that signed such agreement, jointly or severally, or by the party that undertook under such agreement to pay the stamp duty. As a result of such amendment, the Israeli tax authorities have approached many companies in Israel and requested disclosure of all agreements signed by such companies after June 1, 2003, with the aim of collecting stamp duty on such agreements. Under an order published in December 2005, the requirement to pay the stamp duty was terminated with respect to agreements signed after January 1, 2006.

      Accordingly, we may be liable to pay stamp duty with respect to documents that were signed in the period beginning June 1, 2003 and ending on December 31, 2005. Based on legal advice, our management believes that the potential costs arising from this matter are not material.

      CAPITAL GAINS TAX ON SALES OF OUR ORDINARY SHARES

      Israeli law generally imposes capital gains tax on the sale of any capital assets by residents of Israel, and on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

      Generally, until 2006, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real capital gains derived on or after January 1, 2003, from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel, in a country that has a treaty for the prevention of double taxation with Israel. This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities;
(iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (that were taxed at corporate tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

      As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a "material shareholder" at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. The foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

      The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

      Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel, such shareholders are not subject to the Adjustments Law, and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

      In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

      Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended (the "U.S.-Israel Tax Treaty"), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

      TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

      TAX BENEFITS PRIOR THE 2005 AMENDMENT

      The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. The Investment Center bases its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

      The Investments Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise's ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

      The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program in the first five years of using the equipment.

      Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier. Please note that the limitation does not apply to the exemption period.

      A company may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company's undistributed income derived from the approved enterprise will be exempt from corporate tax for a period of between two and ten years from the first year the company derives taxable income under the program, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company's ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax at source. The 12 years limitation does not apply to foreign investment company.

      A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a "foreign investors" company. A "foreign investors" company is a company which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a "foreign investors" company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced tax rate for the remainder of the benefits period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

      Subject to applicable provisions concerning income under the alternative package of benefits, dividends paid by a company are considered to be attributable to income received from the entire company and the company's effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax-exempt income. Under the Investments Law, a company that has elected the alternative package of benefits is not obliged to distribute retained profits, and may generally decide from which year's profits to declare dividends.

      Currently, we have one Approved Enterprise program under the alternative track of the Investment Law. We are therefore eligible for a tax exemption for a limited period on undistributed Approved Enterprise income, and an additional subsequent period of reduced corporate tax rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares. We intend to continue to apply for Approved Enterprise programs, but we cannot assure you that we will do so or that we will be successful. We intend to reinvest the entire amount of our tax-exempt income and not to distribute this income as a dividend.

TAX BENEFITS UNDER THE 2005 AMENDMENT

      The Investment Law was amended on April 1, 2005. The amendment to the Investment Law, or the Amendment, includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004.

      The Amendment does not apply to benefits included in any certificate of approval that was granted before the Amendment came into effect, which will remain subject to the provisions of the Investment Law as they were on the date of such approval.

      We will continue to enjoy our current tax benefits in accordance with the provisions of the Investment Law prior to the Amendment, but if we are granted any new benefits in the future they will be subject to the provisions of the amended Investment Law.

      The Amendment simplifies the Approved Enterprise approval process. According the Amendment, only Approved Enterprises receiving cash grants require the approval of the Investment Center. The Investment Center will be entitled to approve such programs only until December 30, 2007.

      Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a "Benefited Enterprise"). Under the Amendment, in order to receive the tax benefits, the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the "Year of Election"). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company's effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage or a minimum amount of the company's production assets before the expansion.

      The duration of tax benefits is between of seven to ten years from the commencement year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax benefits packages, which may be applicable to us:

      (i) similar to the currently available alternative benefits package, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may distribute. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; or

      (ii) a special tax benefits package, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

      Generally, a company that is "Abundant in Foreign Investment" (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

      The Amendment changes the definition of "foreign investment" in the Investments Law so that the definition now requires a minimal investment of NIS 5 million (approximately $1.06 million) by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company's outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

      The Amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

      TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXATION), 1969

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

      o Deductions over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel.

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

      SPECIAL PROVISIONS RELATING TO MEASUREMENT OF TAXABLE INCOME

      We are taxed under the Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law. The Inflationary Adjustments Law is highly complex and represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Its features, which are material to us, are summarized as follows:

      o Where a company's equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli consumer price index. The unused portion that was carried forward may be deductible in full in the following year.

      o Where a company's depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income. (hereinafter: "Inflation supplement"). Note, the inflation supplement will only be added to the corporate income but not to other incomes such as capital gains.

      o Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

      The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed, as applicable, 3.0%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

      TAXATION OF NON-RESIDENT HOLDERS OF SHARES

      Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 - 25%;
(ii) for dividends distributed on or after January 1, 2006 - 20%, or 25% for a shareholder that is considered a "material shareholder" at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%.

      For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see above "-- Capital Gains Tax on Sales of Our Ordinary Shares."

      FOREIGN EXCHANGE REGULATIONS

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

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

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

      If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

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

      TAXATION OF DIVIDENDS

      Subject to the discussion below under the heading "Passive Foreign Investment Companies", the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See " Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends received deduction generally available to corporations under Section 243 of the Code.

      Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into dollars at an exchange rate other than the rate in effect on the day the dividends are received may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

      Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign source passive income or, in the case of certain U.S. Holders, financial services income for United States foreign tax credit purposes. U.S. Holders should note that recently enacted legislation eliminates the "financial services income" category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to "passive category income" and "general category income." Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion below. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

      Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the "Treaty") or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

      BACKUP WITHHOLDING AND INFORMATION REPORTING

      Payments in respect of ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

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

      F.    DIVIDENDS AND PAYING AGENTS

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

      As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we make available on our website www.tat.co.il, our annual audited financial statements, which have been examined and reported on, with an opinion expressed by, an independent public accounting firm, and we intend to file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

      This annual report on Form 20-F and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.tat.co.il. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-16050.

      In addition, since August 16, 2005 we are also listed on the TASE. From such date we submit copies of all our filings with the SEC to the Israeli Securities Authority and TASE. Such copies can be retrieved electronically through the TASE internet messaging system (www.maya.tase.co.il) and, in addition, through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il).

      The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at Re'em Industrial Park Neta, Boulevard Bnei Ayish, Gedera, Israel.

      I.    SUBSIDIARY INFORMATION

          Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We do not own and have not issued any market risk sensitive instruments about which disclosure is required to be provided pursuant to this Item.

      EFFECTS OF CHANGES IN INTEREST RATES. We pay interest on our long-term loans facilities at a rate per annum equal to 1%-1.14% in excess of the Libor Rate. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities.

      EFFECTS OF CURRENCY EXCHANGE FLUCTUATIONS. Our financial statements are stated in dollars, but not all our expenses are incurred in dollars or in currencies linked to the dollar. Ass a result our operations may be affected by fluctuations in currency exchange rates.

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

ITEM 16.   [RESERVED]

ITEM  16A. AUDIT COMMITTEE FINANCIAL EXPERT

      Our board of directors has determined that Mr. Yaakov Fish, one of our outside directors, who qualifies as an independent director as such term is defined in NASDAQ's Market Rule 4200, meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K. For a brief listing of Mr. Fish's relevant experience, see Item 6.A. "Directors, Senior Management and Employees -- Directors and Senior Management."

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

ITEM  16C. PRINCIPAL ACCOUNTS FEES AND SERVICES

FEES PAID TO INDEPENDENT PUBLIC ACCOUNTANTS

      The following table sets forth, for each of the years indicated, the fees paid to our principal independent registered public accounting firm.

                                      Year Ended December 31,
                                      -----------------------
                                        2005           2004
                                      --------        -------
         Services Rendered              Fees           Fees
      -----------------------         --------        -------
      Audit (1) ...................   $132,500        $57,000
      Audit-related (2) ...........     28,000             --
      Tax (3) .....................     10,000         14,000
      Other (4) ...................                        --
                                      --------        -------
      Total .......................   $170,500        $71,000

----------
(1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2) Audit-related fees relate to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." In 2005, these services primarily consist of due diligence services related to the Piedmont acquisition.

(3) Tax fees relate to professional services rendered for tax compliance, tax advice and tax planning. These services include assistance regarding international and Israeli tax services.]

(4) Other fees relate to products and services provided by the independent accountant, other than the services reported under the categories above. We did not have such services in 2005 and 2004.

PRE-APPROVAL POLICIES AND PROCEDURES

      Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM  16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

         Not Applicable.

ITEM  16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

      Neither we, nor any "affiliated purchaser" of our company, purchased any of our securities during 2004.

                                    PART III

ITEM  17. FINANCIAL STATEMENTS

      We have elected to furnish financial statements and related information specified in Item 18.

ITEM  18. FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

Index to Financial Statements .......................................    F-1

Report of Independent Registered Public Accounting Firm .............    F-2

Consolidated Balance Sheets .........................................    F-3

Consolidated Statements of Income ...................................    F-5

Statements of Changes in Shareholders' Equity .......................    F-6

Consolidated Statements of Cash Flows ...............................    F-7

Notes to Consolidated Financial Statements ..........................    F-9

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

1.2   Articles of Association of the Company (1)

2.1   Specimen Certificate for Ordinary Shares (1)

4.1   The Company's 1999 Stock Purchase Plan (2)

4.2 Agreement dated February 10, 2000 between the Company and TAT Industries Ltd. (English summary translation) (2)

4.3 Export Agreement dated April 14. 1992, between the Company and E.T Export Services Inc. (Gal Tech Inc.) (3)

4.4 Share Purchase Agreement dated June 15, 2004 between the Company and T.O.P, Limited Partnership (3)

4.5 Shareholders Agreement dated June 15, 2004 between TAT Industries and T.O.P, Limited Partnership (3)

4.6 Registration Rights Agreement dated June 15, 2004 with T.O.P, Limited Partnership, TAT Industries Ltd. and certain shareholders of our company
      (3)

4.7 Credit Line Agreement dated June 15, 2004 between the Company and T.O.P, Limited Partnership (3)

4.8 Warrant Agreement dated June 15, 2004 between the Company and T.O.P, Limited Partnership (3)

4.9 Membership Interest Purchase Agreement dated May 24, 2005 between Limco-Airepair International, Inc., certain Members of Piedmont Aviation Component Services, LLC, and Piedmont Aviation Component Services, LLC (3)

8     List of Subsidiaries of the Registrant

12.1 Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2 Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

----------
(1) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1992.

(2) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1999.

(3) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2004.

                   TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2005

                                 IN U.S. DOLLARS

                                      INDEX

                                                                         PAGE
                                                                      ----------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                  F-2

CONSOLIDATED BALANCE SHEETS                                           F-3 - F-4

CONSOLIDATED STATEMENTS OF INCOME                                        F-5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                            F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                                 F-7 - F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                            F-9 - F-36

                                   ----------

[ERNST & YOUNG LOGO]    o KOST FORER GABBAY & KASIERER    o Phone: 972-3-6232525
                          3 Aminadav St.                    Fax:   972-3-5622555
                          Tel-Aviv 67067, Israel

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

                              TAT TECHNOLOGIES LTD.

      We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. ("the Company") and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Limco-Airepair Inc., a wholly-owned subsidiary and its subsidiary, which statements reflect total assets constituting 33% in 2004 and total revenues constituting 42% in 2004 and 40% in 2003 of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for Limco-Airepair Inc., is based solely on the reports of the other auditors.

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

      In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with generally accepted accounting principles in the United States.

                                            /s/ Kost Forer Gabbay and Kasierer
      Tel-Aviv, Israel                         KOST FORER GABBAY & KASIERER
      June 25, 2006                         A Member of Ernst & Young Global

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                            DECEMBER 31,
                                                                                      -------------------------
                                                                                         2005          2004
                                                                                      -----------   -----------
   ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                          $     6,983   $     7,078
   Short-term deposit                                                                         515             -
   Marketable securities (Note 3)                                                             322         1,566
   Trade receivables (net of allowance for doubtful accounts of $ 396 and $ 237 at
      December 31, 2005 and 2004, respectively)                                            10,855         7,936
   Other accounts receivable and prepaid expenses                                           1,715         1,488
   Inventories (Note 4)                                                                    21,596        13,182
                                                                                      -----------   -----------

TOTAL current assets                                                                       41,986        31,250
                                                                                      -----------   -----------
LONG-TERM INVESTMENTS:
   Severance pay fund                                                                       3,159         3,304
                                                                                      -----------   -----------

PROPERTY, PLANT AND EQUIPMENT, NET (Note 5)                                                 6,920         5,852
                                                                                      -----------   -----------

INTANGIBLE ASSETS, NET (Note 6)                                                             2,815           202
                                                                                      -----------   -----------

GOODWILL                                                                                    5,366           599
                                                                                      -----------   -----------

TOTAL assets                                                                          $    60,246   $    41,207
                                                                                      ===========   ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                            DECEMBER 31,
                                                                                      -------------------------
                                                                                         2005          2004
                                                                                      -----------   -----------
   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current maturities of long-term loans (Note 9)                                     $     1,000   $         -
   Trade payables                                                                           5,451         1,810
   TAT (the parent company) - current account (Note 8)                                        103            73
   Other accounts payable and accrued expenses (Note 7)                                     5,045         2,744
                                                                                      -----------   -----------

TOTAL current liabilities                                                                  11,599         4,627
                                                                                      -----------   -----------
LONG-TERM LIABILITIES:
   Long-term loans, net of current maturities (Note 9)                                     10,000             -
   Accrued severance pay                                                                    3,275         3,495
   Long-term deferred tax liability                                                           511           559
                                                                                      -----------   -----------

TOTAL long-term liabilities                                                                13,786         4,054
                                                                                      -----------   -----------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS' EQUITY:
   Share capital (Note 12) -
      Ordinary shares of NIS 0.9 par value - Authorized: 7,000,000 shares at
         December 31, 2005 and 2004; Issued and outstanding: 6,042,671 shares at
         December 31, 2005 and 2004                                                         2,094         2,094
   Additional paid-in capital                                                              35,704        35,704
   Accumulated other comprehensive income (loss)                                               (1)          106
   Accumulated deficit                                                                     (2,936)       (5,378)
                                                                                      -----------   -----------

TOTAL shareholders' equity                                                                 34,861        32,526
                                                                                      -----------   -----------

TOTAL liabilities and shareholders' equity                                            $    60,246   $    41,207
                                                                                      ===========   ===========

The accompanying notes are an integral part of the consolidated financial statements.

     June 25, 2006        /s/ Shlomo Ostersetzer        /s/ Dov Zeelim           /s/ Israel Ofen
-----------------------   -----------------------   ----------------------   ------------------------
Date of approval of the     Shlomo Ostersetzer            Dov Zeelim               Israel Ofen
 financial statements         Chairman of the        Vice Chairman of the    Executive Vice President
                          Board of Directors and    Board of Directors and     and Chief Financial
                          Chief Executive Officer         President                  Officer

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                    YEAR ENDED DECEMBER 31,
                                             ---------------------------------------
                                                2005          2004          2003
                                             -----------   -----------   -----------
Revenues:
   Products (Note 15)                        $    22,856   $    20,724   $    19,255
   Services and other                             26,337        12,519        11,427
                                             -----------   -----------   -----------

                                                  49,193        33,243        30,682
Cost of revenues                                  35,592        22,166        20,068
                                             -----------   -----------   -----------

Gross profit                                      13,601        11,077        10,614
                                             -----------   -----------   -----------

Research and development costs                        72           125           120
Selling and marketing expenses                     2,495         1,894         1,958
General and administrative expenses                5,138         3,793         3,476
                                             -----------   -----------   -----------

                                                   7,705         5,812         5,554
                                             -----------   -----------   -----------

Operating income                                   5,896         5,265         5,060
Financial income (expenses) (Note 16a)              (441)           87           (25)
Other income, net (Note 16b)                         210            54            24
                                             -----------   -----------   -----------

Income before income taxes                         5,665         5,406         5,059
Income taxes (Note 14)                             2,136         1,667         1,225
                                             -----------   -----------   -----------

Net income                                   $     3,529   $     3,739   $     3,834
                                             ===========   ===========   ===========

Basic net earnings per share (Note 13)       $     0.584   $      0.72   $      0.85
                                             ===========   ===========   ===========

Diluted net earnings per share (Note 13)     $     0.580   $      0.67   $      0.78
                                             ===========   ===========   ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                            ACCUMULATED
                                              SHARE CAPITAL    ADDITIONAL      OTHER                       TOTAL         TOTAL
                                           ------------------   PAID-IN    COMPREHENSIVE  ACCUMULATED  COMPREHENSIVE  SHAREHOLDERS'
                                            NUMBER    AMOUNT    CAPITAL    INCOME (LOSS)    DEFICIT        INCOME        EQUITY
                                           ---------  -------  ----------  -------------  -----------  -------------  -------------
Balance as of January 1, 2003              4,483,516  $ 1,781  $   28,311  $          26  $    (4,699)                $      25,419
  Exercise of options                        153,565       32         452              -            -                           484
  Comprehensive income:
    Net income                                     -        -           -              -        3,834  $       3,834          3,834
    Unrealized gain on available-for-sale
      securities net of reclassification
      adjustments for gain realized                -        -           -             69            -             69             69
    Cash dividends                                 -        -           -              -       (1,122)             -         (1,122)
                                           ---------  -------  ----------  -------------  -----------  -------------  -------------

Total comprehensive income                                                                             $       3,903
                                                                                                       =============

Balance as of December 31, 2003            4,637,081    1,813      28,763             95       (1,987)                       28,684
  Exercise of options                        548,447      111       1,119              -            -                         1,230
  Issuance of shares                         857,143      170       5,822              -            -              -          5,992
  Comprehensive income:
    Net income                                     -        -           -              -        3,739  $       3,739          3,739
    Unrealized gain on available-for-sale
      securities net of reclassification
      adjustments for gain realized                -        -           -             11            -             11             11
    Cash dividends                                 -        -           -              -       (7,130)             -         (7,130)
                                           ---------  -------  ----------  -------------  -----------  -------------  -------------

Total comprehensive income                                                                             $       3,750
                                                                                                       =============

Balance as of December 31, 2004            6,042,671    2,094      35,704            106       (5,378)                       32,526
  Comprehensive income:
    Net income                                     -        -           -              -        3,529  $       3,529          3,529
    Unrealized gain on available-for-sale
      securities net of reclassification
      adjustments for gain realized                -        -           -           (107)           -           (107)          (107)
    Cash dividends                                 -        -           -              -       (1,087)        (1,087)        (1,087)
                                           ---------  -------  ----------  -------------  -----------  -------------  -------------

Total comprehensive income                                                                             $       2,335
                                                                                                       =============

Balance as of December 31, 2005            6,042,671  $ 2,094  $   35,704  $          (1) $    (2,936)                $      34,861
                                           =========  =======  ==========  =============  ===========                 =============

The accompanying notes are an integral part of the consolidated financial statements.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                           YEAR ENDED DECEMBER 31,
                                                                     ------------------------------------
                                                                        2005         2004         2003
                                                                     ----------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income                                                        $    3,529   $    3,739   $    3,834
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                       1,427        1,031        1,004
      Gain on sale of property and equipment                                (22)         (17)         (63)
      Loss (gain) on sale of marketable securities                         (120)         (35)          39
      Deferred income taxes, net                                           (233)         168           63
      Decrease (increase) in trade receivables                            1,062       (1,607)      (1,401)
      Decrease (increase) in other accounts receivable and prepaid
         expenses                                                           359         (208)          27
      Decrease (increase) in inventories                                 (1,368)         167       (1,281)
      Increase (decrease) in trade payables                                (984)        (112)         505
      Increase (decrease) in other accounts payable and accrued
         expenses                                                           565       (1,186)       1,109
      Accrued severance pay, net                                            (75)         (32)         (59)
                                                                     ----------   ----------   ----------

Net cash provided by operating activities                                 4,140        1,908        3,777
                                                                     ----------   ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:

   Proceeds from short-term bank deposits                                     -          396           44
   Proceeds from sale of available-for-sale securities                    2,146        2,973        1,650
   Proceeds from sale of property and equipment                              56           30           89
   Purchase of bank deposits                                               (515)           -            -
   Purchase of property and equipment                                    (1,072)        (926)      (1,451)
   Purchase of available-for-sale securities                               (889)      (1,161)      (2,680)
   Cash and cash equivalents used in the acquisition of
      a subsidiary (2)                                                   (5,237)           -            -
                                                                     ----------   ----------   ----------

Net cash provided by (used in) investing activities                      (5,511)       1,312       (2,348)
                                                                     ----------   ----------   ----------

The accompanying notes are an integral part of the consolidated financial statements.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                           YEAR ENDED DECEMBER 31,
                                                                     ------------------------------------
                                                                        2005         2004         2003
                                                                     ----------   ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:

   Short-term bank credit, net                                           (8,667)        (290)         290
   Repayments of long-term loans                                         (1,000)        (294)        (249)
   Cash dividend                                                         (1,087)      (7,130)      (3,140)
   Exercise of options                                                        -        1,230          484
   TAT (the parent company) - current account                                30         (452)          95
   Issuance of shares                                                         -        5,727            -
   Proceeds from long-term loans                                         12,000            -            -
                                                                     ----------   ----------   ----------

Net cash provided by (used in) financing activities                       1,276       (1,209)      (2,520)
                                                                     ----------   ----------   ----------

Increase (decrease) in cash and cash equivalents                            (95)       2,011       (1,091)
Cash and cash equivalents at the beginning of the year                    7,078        5,067        6,158
                                                                     ----------   ----------   ----------

Cash and cash equivalents at the end of the year                     $    6,983   $    7,078   $    5,067
                                                                     ==========   ==========   ==========

(1)   SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
         ACTIVITIES:

         Issuance of warrants in connection with a credit line
            agreement                                                $        -   $      265   $        -
                                                                     ==========   ==========   ==========

      SUPPLEMENTAL DISCLOSURE OF CASH ACTIVITIES:

      Cash paid during the year for:
         Interest                                                    $      150   $       16   $       12
                                                                     ==========   ==========   ==========
         Income taxes                                                $    1,993   $    2,491   $      105
                                                                     ==========   ==========   ==========

(2)   CASH AND CASH EQUIVALENTS FROM THE ACQUISITION OF
         A SUBSIDIARY (SEE ALSO NOTE 1):

         Net fair value of the assets acquired and liabilities assumed at the acquisition date was as follows:

            Working capital, net (excluding cash and cash
               equivalents)                                          $    3,600
            Property and equipment                                       (1,173)
            Existing customer relationship                               (1,937)
            Trade name                                                     (128)
            Certificates                                                    (76)
            Lease at below-market prices                                    (97)
            Non-compete agreements                                         (653)
            Consulting services agreements                                   (6)
            Workforce in place                                             (803)
            Goodwill                                                     (3,964)
                                                                     ----------

                                                                     $   (5,237)
                                                                     ==========

The accompanying notes are an integral part of the consolidated financial statements.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

         a. TAT Technologies Ltd., an Israeli corporation, together with its U.S. subsidiaries ("the Company"), is principally engaged in the manufacture and sale of a broad range of heat transfer equipment used in mechanical and electronic systems on-board commercial and military aircraft and in a variety of other electronic equipment. The Company is also engaged in the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components manufactured by the Company and in maintenance, repair and overhaul of auxiliary power units, propellers, landing gears and related components. In addition, the Company is also engaged in the design, development and manufacture of aviation accessories. These accessories include fuel components, such as valves and pumps, secondary power systems, various instrumentation and electronic assemblies. The Company has few long-term service contracts for the maintenance and overhaul of certain airplane parts and equipment. The principal markets of the Company are Israel, Europe and the United States. The Company sells its products mainly to the aircraft industry.

         b. The Company has two wholly-owned subsidiaries: (1) Limco Airepair Inc. ("Limco"), a U.S. subsidiary and (2) Piedmont Aviation Component Services LLC ("Piedmont"), a U.S. subsidiary.

         c. On August 16, 2005, the Company listed its shares for trade on the Tel-Aviv Stock Exchange as a dual listed Company.

         d.    Acquisition of Piedmont Aviation Component, LLC.

               On July 7, 2005, the Company entered into a membership interest purchase agreement pursuant to the terms of which the Company, through its subsidiary Limco, acquired 100% of the membership interest in Piedmont in a cash transaction for an aggregate purchase price of $ 5,997.

               Piedmont Aviation Component Services, LLC ("Piedmont") was established in August 2002, as a limited liability company under the law of the State of North Carolina. Piedmont is primarily engaged in the business of maintenance, repair and overhaul of auxiliary power units ("APU"), propellers and landing gear for aviation customers located throughout the world. Piedmont also distributes aviation parts to its customers.

               The purchase price of the acquired company, as of the acquisition date, consisted of cash payment, the fair value related to non compete agreements with the former owners and acquisition related costs as provided in the table below:

                                                            USD
                                  ITEM                 (IN THOUSANDS)
               -------------------------------------   --------------

               Cash Payment to the seller              $        5,290
               Liability with respect of non-compete
                 agreements                                       653
               Transaction costs                                   54
                                                       --------------

               Total Consideration                     $        5,997
                                                       ==============

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

               The acquisition has been accounted for using the purchase method of accounting as determined in FASB Statement No.141 and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition.

               Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition, as follows:

                                                                   JULY 7, 2005
                                                                   ------------
               ASSETS:
               Current assets                                      $     11,291
               Property and equipment                                     1,173
               Other non-current assets                                      99

               INTANGIBLE ASSETS:
               Goodwill                                                   4,767
               Customer relationships                                     1,937
               Non-compete agreement                                        653
               Tradename                                                    128
               Certificates                                                  76
               Lease at below market rates                                   97
               Consulting service agreements                                  6
                                                                   ------------

               Total assets acquired                                     20,227
                                                                   ------------

               LIABILITIES ASSUMED:
               Current liabilities                                      (14,230)
                                                                   ------------

               Net assets acquired                                 $      5,997
                                                                   ============

               The allocation of the intangible assets was determined based on appraisals performed by an independent third party using several valuation approaches.

               The value assigned to the customer relationships, non-compete agreement, tradename, certificates, lease at below market rates and consulting service agreement amounted to $ 1,937, $ 653, $ 128, $ 76, $ 97 and $ 6, respectively. Piedmont 's customer relationships, non-compete agreement, tradename, certificates lease at below market rates and consulting service agreement have been valued using the Income Approach on the basis of the present value of cash flows attributable to the asset over the expected future life of 10 years, 3 years, 20 years, 20 years, 2.5 years and 0.3 years, respectively.

               The amounts allocated to intangible assets other than goodwill, are amortized on a straight-line basis over a weighted average amortization period of 8.9 years, ranging between 0.3 to 20 years (see also Note 2i and Note 6).

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

               The excess of $ 4,767 of the cost over the net amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. An acquired workforce, that do not meet the separability criteria, have been included in the amount recognized as goodwill.

               The operations of Piedmont are included in the consolidated statements since July 1, 2005.

               The unaudited pro forma information below assumes that the acquisition had been consummated on January 1, 2005, and includes the effect of amortization of intangible assets from that date. This date is presented for information purposes only and is not necessarily indicative of the results of future operations or the results that would have been achieved had the acquisition taken place on those dates. The pro forma information is as follows:

                                                    YEAR ENDED       YEAR ENDED
                                                   DECEMBER 31,     DECEMBER 31,
                                                       2005             2004
                                                   ------------     ------------
                                                            UNAUDITED
                                                   -----------------------------
               Net revenues                        $     65,159     $     60,728
                                                   ============     ============
               Net income                          $      2,986     $      2,788
                                                   ============     ============
               Basic net earnings per share        $      0.578     $      0.461
                                                   ============     ============
               Diluted net earnings per share      $      0.537     $      0.458
                                                   ============     ============

               The allocation period was closed on December 21, 2005, when the Company determined that it is no longer waiting for information, which is known to be available or obtainable in order to properly identify and measure the fair value of the assets acquired and the liabilities assumed.

         e. The Company depends on a limited number of suppliers for some standard and custom designed components for its systems. If such supplier fails to deliver the necessary components, the Group may be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Group's results of operations and cash position.

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

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         b.    Financial statements in U.S. dollars:

               The majority of the Company's revenues are generated in U.S. dollars ("dollar") and a substantial portion of the Company's costs is incurred in dollars. In addition, the Company's financings have been obtained in dollars. Accordingly, the dollar is the currency of the primary economic environment in which the Company operates and the functional and reporting currency of the Company is the dollar.

               Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of the Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as appropriate.

         c.    Principles of consolidation:

               The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

         d.    Cash equivalents:

               Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

         e.    Short-term bank deposit:

               Bank deposits with maturities of more than three months and up to one year are included in short-term bank deposits. As of December 31, 2005, the bank deposit is in U.S. dollars and bears interest at an annual rate of 4.0%. The deposits are presented at their cost, including accrued interest.

         f.    Marketable securities:

               Management determines the classification of its investments in debt securities with fixed maturities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2005 and 2004, all marketable securities covered by Statement of Financial Accounting Standard Board No. 115, "Accounting for Certain investments in Debt and Equity Securities" (SFAS No. 115), were designated as available-for-sale.

               Accordingly, these securities are stated at fair value, with the unrealized gains and losses, reported in accumulated other comprehensive income (loss) as separate component of shareholders' equity. The amortized cost of available-for-sale securities is adjusted for amortization of premiums to maturity. Such amortization and interest are included in financial income, net.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of income, among "Other income, net". According to Staff Accounting Bulletin No. 59, "Accounting for Non-current Marketable Equity Securities" ("SAB No. 59") management is required to evaluate each period whether a security's decline in value is other than temporary. In all reported periods, the Company did not record an other than temporary decline in the carrying value of its marketable securities.

         g.    Inventories:

               Inventories are stated at the lower of cost or market value.

               Inventories write-offs are provided to cover risks arising from dead and slow-movies items, discontinued products and excess inventories according to revenue forecasts.

               Cost is determined as follows:

               Raw materials and components - using the average cost method.

               Work in progress - represents the cost of raw materials, components and, manufacturing costs which include direct and indirect allocable costs. Cost of raw materials and components is determined as described above. Manufacturing costs are determined on average basis.

         h.    Property, plant and equipment:

               Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The annual rates of depreciation are as follows:

                                                           %
                                                ------------------------

               Buildings                                   4
               Machinery and equipment            10 - 25 (mostly 10%)
               Motor vehicles                              15
               Office furniture and equipment      6 - 33 (mostly 10%)

         i.    Intangible assets:

               Intangible assets subject to amortization are being amortized over their useful life, using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142.

               Technology - Depreciated on a straight-line basis over 6 years. Non-Compete agreements - Depreciated on a straight line basis over 3 years.
               Lease at below market prices - Depreciated on a straight line basis over 2.5 years.
               Existing costumer relationship - Depreciated on a straight line basis over 10 years.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               Consulting services agreement - Depreciated on a straight line basis over 0.3 years.
               Tradename - Depreciated on a straight line basis over 20 years. Certificates - Depreciated on a straight line basis over 20 years.
               Deferred finance cost - Over the term of the loan.

               Amortization expenses amounted to $ 237, $ 9 and $ 33 for the years ended December 31, 2005, 2004 and 2003, respectively.

         j.    Impairment of long-lived assets:

               The Company's long-lived assets (except goodwill - see k below) are reviewed for impairment in accordance with SFAS No. 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2005 and 2004, no impairment losses have been identified.

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

               SFAS 142 requires goodwill and indefinite lived intangible assets to be tested for impairment at least annually or between annual tests if certain events or indicators of impairments occur. The impairment tests consist of a comparison of the fair value of intangible assets with its carrying amount. If the carrying amount of the intangible assets exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of the reporting unit with its carrying amount

               On the date that the Company performed its annual impairment test, December 31, 2005, the Company determined that two reporting units exist - the Repair and OEM Segment and the Parts Segment - (see also Note 15a). Based on management projections, expected future discounted operating cash flows and market multiples, no indication of goodwill impairment was identified as of such date.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         l.    Revenue recognition:

               The Company generates its revenues from the sale of products and from providing services - remanufacture, repair and overhaul services and long-term service contracts. Revenues from the sale of products are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB No. 104") when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of the resulting receivable is probable, the price is fixed or determinable and no significant obligation exists. The Company does not grant a right of return.

               Revenues from remanufacture, repair and overhaul services are recognized as services are performed.

               Revenues from long-term service contracts are recognized ratably over the term of the contract.

               Revenues from royalties from sales of products developed with the intellectual property, technology and technical assistance are recognized when the related sales are made.

         m.    Research and development:

               Research and development costs net of grants and participations received are charged to expenses as incurred.

         n.    Grants:

               Royalty-bearing and non royalty-bearing grants and participations from the Government of Israel and royalty-bearing grants from the BIRD Foundation for funding certain approved research and development projects are recognized at the time in which the Company is entitled to such grants, on the basis of the costs incurred. Such grants and participations are included as a deduction of research and development costs. The Company did not receive any research and development grants in 2005, 2004 or 2003.

         o.    Warranty costs:

               The Company provides warranties for its products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product.

               The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time the product is shipped. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

               As of December 31, 2005 the aggregate amount of the warranty provision is immaterial.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         p.    Income taxes:

               Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method, whereby deferred tax assets and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and for tax loss carryforwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

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

         q.    Concentrations of credit risk:

               Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities and trade receivables.

               Cash and cash equivalents and short-term bank deposits, are deposited with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's cash and cash equivalents and short-term bank deposits, are financially sound, and, accordingly, minimal credit risk exists with respect to these financial instruments.

               The Company's marketable securities include investment in debentures and in shares. Management believes that the companies that issued the debentures and the shares are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to the marketable securities.

               The Company's trade receivables are derived mainly from sales to customers in the United States, Israel and Europe. The Company generally does not require collateral, however, in certain circumstances; the Company may require letters of credit. Management believes that credit risks relating to trade receivables are minimal since the Company's customers are financially sound. The Company performs ongoing credit evaluation of their customers' financial condition. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

               The allowance for doubtful accounts expenses for the years ended December 31, 2005, 2004 and 2003, was $ 44, $ 70 and $ 24,
               respectively.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

         r.    Severance pay:

               The Company's liability for severance pay is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The liability is presented on the undiscounted basis. The Company records as an expense the net increase in its severance liability. The Company's liability for all of its employees is fully covered for by monthly deposits with severance pay funds, insurance policies, Mivtahim Social Insurance Institution Ltd. ("Mivtahim") and by an accrual.

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

               Severance expense was $ 312, $ 274 and $ 284 for the years ended December 31, 2005, 2004 and 2003, respectively.

         s.    Fair value of financial instruments:

               The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

               The carrying amounts of cash and cash equivalents, short-term deposits, trade receivables, other accounts receivable, trade payables and other accounts payable approximate their fair values, due to the short-term maturities of such instruments.

               The fair value for marketable securities classified as available-for-sale is based on quoted market prices.

               The fair value of long-term liabilities were estimated by discounting the future cash flows, using the rate currently available for liabilities of similar terms and maturity. The carrying amount of the Company's long-term liabilities approximate their fair value.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         t.    Basic and diluted net earnings per share:

               Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share further include the effect of stock options outstanding dilutive during the year all, in accordance with Statement of Financial Accounting Standard Statement No. 128, "Earnings Per Share" ("SFAS No. 128").

               The weighted average number of outstanding options excluded from the calculations of diluted net earnings per share, due to their anti dilutive effect, was 500,000, 500,000 and 0 for the years ended December 31, 2005, 2004 and 2003, respectively.

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

               Pro forma information regarding the Company's net income and net earnings per share, is required by SFAS 123 as if the company had accounted for its employee stock options under the fair value based method. Since all share options were vested preceding to all reported periods, the Company's net income would not have changed for all reported periods if the Company had applied the fair value recognition provisions according to SFAS 123.

         v.    Reclassification:

               Certain amounts from prior years have been reclassified to conform to current classification. The amounts reclassified were immaterial to the total presentation.

         w.    Impact of recently issued Accounting Standards:

               1. On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in the first interim period beginning after January 1, 2006.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for FAS 123(R) purposes. Accordingly, the adoption of Statement 123(R)'s fair value method will have no material impact on the Company result of operations and no material impact on the Company overall financial position. Had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2u to the consolidated financial statements.

                     The Company will implement FAS 123(R) using the modified prospective method starting January 1, 2006. Under this method, the Company will begin recognizing compensation cost for equity-based compensation for all new and existing unvested share-based awards after the date of adoption. The Company expects that the adoption of the SFAS No. 123(R) fair value method will have no material impact on the consolidated results of operations, and no material impact on the Company's overall consolidated financial position or consolidated cash flows.

                     In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (SAB 107) to give guidance on implementation of SFAS 123R, which the Company plans to adopt in implementing SFAS 123R.

               2. In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 ("SFAS 154"), "Accounting Changes and Error Corrections", a replacement of APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. As of December 31, 2005 adoption of SFAS 154 will not have a material impact on the Company's financial position or results of operations.

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

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               4. In November 2005, the FASB issued FASB Statement Position 115-1 ("FSP"). The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary- impairments. The guidance in this FSP amends FASB Statements No. 115, "Accounting for Certain Investments in Debt and Equity". The FSP replaces the impairment evaluation guidance if EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", with references to the existing other-than-temporary impairment guidance.

                     The FSC clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. As of December 31, 2005, adoption of FSP 115-1 will not have a material impact on the Company's financial position or results of operations.

NOTE 3:- MARKETABLE SECURITIES AND LONG-TERM MARKETABLE SECURITIES

         The following is a summary of available-for-sale marketable securities:

                                                                 DECEMBER 31,
                                -----------------------------------------------------------------------------
                                                2005                                     2004
                                ------------------------------------   --------------------------------------
                                                GROSS      ESTIMATED                               ESTIMATED
                                             UNREALIZED      FAIR                       GROSS         FAIR
                                 AMORTIZED      GAINS       MARKET       AMORTIZED    UNREALIZED     MARKET
                                   COST       (LOSSES)       VALUE         COST         GAINS        VALUE
                                ----------   ----------   ----------   ------------   ----------   ----------
Available-for-sale:
   Shares                       $      109   $        2   $      111   $        758   $       94   $      852
   Debentures and convertible
      debentures                       214           (3)         211            702           12          714
                                ----------   ----------   ----------   ------------   ----------   ----------

                                $      323   $       (1)  $      322   $      1,460   $      106   $    1,566
                                ==========   ==========   ==========   ============   ==========   ==========

         Unrealized losses amounted to $ 7 and $ 1 on December 31, 2005 and 2004, respectively.

         During 2005, 2004 and 2003, the Company recorded proceeds from redemption and sales of these securities in the amounts of $ 2,146, $ 2,973 and $ 1,650, respectively. The related gains (losses) amounting to $ 120, $ 36 and $ (39), in 2005, 2004 and 2003, respectively, were recorded in other income, net.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 4:- INVENTORIES

         Inventories are composed of the following:

                                                             DECEMBER 31,
                                                        -----------------------
                                                           2005         2004
                                                        ----------   ----------

         Raw materials and components                   $   10,414   $    4,736
         Work in progress                                   11,182        8,446
                                                        ----------   ----------

                                                        $   21,596   $   13,182
                                                        ==========   ==========

         As for charges, see Note 11.

NOTE 5:- PROPERTY, PLANT AND EQUIPMENT, NET

         Composition of assets, grouped by major classifications, is as follows:

         Cost:
            Land and buildings (1)                      $    2,758   $    2,294
            Machinery and equipment                         20,561       19,157
            Motor vehicles                                   1,302        1,187
            Office furniture and equipment                     411          333
                                                        ----------   ----------

                                                            25,032       22,971

         Accumulated depreciation                           18,112       17,119
                                                        ----------   ----------

         Depreciated cost                               $   6,920    $    5,852
                                                        ==========   ==========

         Depreciation expenses amounted to $ 1,143, $ 1,022 and $ 974 for the years ended December 31, 2005, 2004 and 2003, respectively.

         (1) Including lease rights to land in the amount of $ 1 under a sub-lease agreement with TAT. The lease period ends in 2020 and includes a renewal option if TAT exercises the option granted by the Israel Land Administration. See also Note 8a.

               Registration with the Land Registrar of the transfer of sub-lease rights from TAT to the Company has not yet been finalized due to technical reasons.

         As for charges, see Note 11.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 6:- INTANGIBLE ASSETS, NET

         a.    Intangible assets:

                                                              DECEMBER 31,
                                                         -----------------------
                                                            2005         2004
                                                         ----------   ----------
               Cost:
                  Customer relationships                 $    1,937   $        -
                  Lease at below market rates                    97            -
                  Consulting service agreements                   6            -
                  Non-compete agreement                         653            -
                  Technology                                    254          254
                  Long-term deferred financing cost             265          265
                  Tradename                                     128            -
                  Certificates                                   76            -
                                                         ----------   ----------

                                                              3,416          519
                                                         ----------   ----------
               Accumulated amortization:
                  Customer relationships                         97            -
                  Lease at below market rates                    19            -
                  Consulting service agreements                   6            -
                  Non-compete agreement                         109            -
                  Technology                                    254          250
                  Long-term deferred financing cost             116           67
                  Tradename                                       -            -
                  Certificates                                    -            -
                                                         ----------   ----------

                                                                601          317
                                                         ----------   ----------

               Amortized cost                            $    2,815   $      202
                                                         ==========   ==========

         b.    Estimated amortization expenses for the years ended:

               YEAR ENDED DECEMBER 31,                  AMORTIZATION EXPENSES
               -----------------------                  ---------------------

               2006                                               508
               2007                                               508
               2008                                               361
               2009                                               252
               2010 and after                                   1,186

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                               DECEMBER 31,
                                                           --------------------
                                                             2005        2004
                                                           ---------   --------

         Employees and payroll accruals                    $  2,023    $ 1,422
         Government authorities                                 609         -
         Accrued expenses                                     1,388       677
         Deferred revenue                                       104        86
         Liability with respect to non-compete agreement        562         -
         Other                                                  359       559
                                                           ---------   --------

                                                           $  5,045    $ 2,744
                                                           =========   ========

NOTE 8:- TRANSACTIONS WITH RELATED PARTIES

         a.    Transactions with TAT:

                                                       YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       2005     2004     2003
                                                      ------   ------   -------
                  Management fees                     $   50   $   50   $    50
                                                      ======   ======   =======
                  Other manufacturing costs           $   39   $   59   $   134
                                                      ======   ======   =======
                  Lease expenses (1)                  $  310   $  324   $   318
                                                      ======   ======   =======

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

                           During 2005, a revaluation of the lease agreement was prepared by a valuation consultant, determining the annual lease fee as $ 310.

         b.    Balances with related parties:

                                                                DECEMBER 31,
                                                           --------------------
                                                             2005        2004
                                                           ---------   --------
                  TAT - current account (1)                $    103    $    73
                                                           =========   ========

                  (1) The current account is linked to the Israeli Consumer Price Index and bears no interest.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8:- TRANSACTIONS WITH RELATED PARTIES (CONT.)

                                                        YEAR ENDED DECEMBER 31,
                                                   -------------------------------
                                                      2005        2004        2003
                                                   ----------   ---------   ------
c.     Commissions to a company owned by certain
          shareholders (see Note 10b)              $     361    $    377    $  487
                                                   ==========   =========   ======
       Management fee (see f below)                $     176    $     54    $    -
                                                   ==========   =========   ======
       Salaries of principal owners (1)            $     500    $  2,582    $  492
                                                   ==========   =========   ======

         (1) Includes an amount of $2,065 benefit due to exercise of options in year 2004.

         d. The Chairman of the Board of Directors and the Vice Chairman of the Board of Directors are entitled each to a bonus of 2.5% of the annual consolidated operating income, in excess of $
                  500. Bonus expenses were $ 292, $ 246 and $ 240 in 2005, 2004 and 2003, respectively, and were recorded as part of the general and administrative expenses.

         e. A shareholder of the Company (see Note 12b) provides the Company with management and consulting services in consideration of the lower of: (i) 3% of the consolidated operating income in excess of $ 500, or (ii) $ 250. Consulting expenses were $ 176, $ 54 and $ 0 in 2005, 2004 and 2003, respectively, and were recorded a part of the general and administrative expenses.

NOTE 9:- LONG-TERM LOANS

         a.    Terms of the loans:

                                           WEIGHTED AVERAGE
                              CURRENCY         INTEREST               DECEMBER 31,
                            -----------   ---------------------   --------------------
                                             2005        2004       2005        2004
                                          -----------   -------   --------   ---------
                                                    %
                                          ---------------------
Long-term loan (1)          U.S. dollar   Libor + 1.3      -      $  5,000   $       -
Long-term loan (2)          U.S. dollar    Libor + 1       -         3,000           -
Long-term loan (2)          U.S. dollar       5.25         -         3,000           -
Less - current maturities                                           (1,000)          -
                                                                  --------   ---------

                                                                  $ 10,000   $       -
                                                                  ========   =========

                  (1) In July 2005, Piedmont signed a loan agreement in the amount of $ 6,000 with Bank Leumi USA. The loan bears an annual interest of Libor + 1.3%. The loan shall be repaid on July 1, 2007. Piedmont is required to maintain certain financial covenants as follows:

                        A ratio of funded debt to EBITDA will not exceed 3.25 to
                        1. A fixed charge coverage ratio shall be at least 2.5 to 1 and net profit of not less than $ 1.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 9:- LONG-TERM LOANS (CONT.)

                     In addition, the Company, as the guarantor, is obligated not to pay dividends without the prior written consent of the bank.

                     In November 2005, Piedmont repaid $ 1,000 of the loan amount.

               (2) In July 2005, as part of Piedmont's acquisition, the Company entered into two loan agreements in an aggregate amount of $ 6,000 to be repaid in three annual installments beginning July 1, 2008. The first loan bears interest of Libor + 1% compounded annually and the second loan bears an annual interest of 5.25%, both to be paid quarterly. The Company is required to maintain a consolidated shareholders' equity of not less than $ 15 thousand.

                     As of December 31, 2005, the Company and Piedmont are maintaining all required financial covenants.

         b.    Aggregate maturities of long-term loans:

                                                        DECEMBER 31,
                                                   --------------------
                                                     2005       2004
                                                   --------   ---------

                 First year (current maturities)   $ 1,000    $     -
                 Second year                         4,000          -
                 Third year                          2,000          -
                 Fourth year                         2,000          -
                 Fifth year                          2,000          -
                                                   --------   ---------
                                                   $ 11,000   $     -
                                                   ========   =========

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

         a. The Company obtained from the BIRD Foundation grants for the support of research and development projects aggregating to $
               551. The Company is obligated to pay royalties of between to 2.5% to 5% of the sales of the products generated from such projects, up to an amount equal to 100% of the grant received. The contingent liability in respect of the aforementioned grants amounted to $ 551. The Company does not expect any sales generated from these projects in the future.

         b. The Company is committed to pay commissions to a company owned by certain of its shareholders for representing the heat exchangers division in North America (see Note 8c). The commissions were recorded as part of the selling and marketing expenses.

               According to the agreement, the commissions are to be paid at a rate of 10% of the amount of inventories purchased in North America and 3% of the sales made in North America. The commissions were recorded as part of the cost of revenues and selling and marketing expenses, respectively.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

         c. The Company is committed to pay royalties to a third party of between 5% to 12% of sales of products developed by a third party or developed through the intellectual property and goodwill which were purchased from that third party. Royalties expenses were $ 425, $ 245 and $ 499 for the years ended December 31, 2005, 2004 and 2003, respectively. The royalties were recorded as part of the cost of revenues.

         d. The Company is committed to pay marketing commissions to salesmen at a range of 1% to 12% of total sales contracts which were received through promotion and distribution carried out by them. Commission expenses were $ 529, $ 346 and $ 500 for the years ended December 31, 2005, 2004 and 2003, respectively. The commissions were recorded as part of the selling and marketing expenses.

         e.    Lease commitments:

               The Company entered into operating lease agreements which expire in 2007. As of December 31, 2005, future minimum rental payments under non-cancelable operating leases are as follows:

               2006        $          48
               2007                    6
                          ----------------

                           $          54
                          ================

               Total rent expenses for the years ended December 31, 2005, 2004 and 2003 were approximately $ 20, $ 30 and $ 30, respectively. As for the lease of the factory premises by the Company, see Note 8a.

         f. During 2004, two former employees filed a claim against the Company and against an employment agency, alleging breach of contract and seeking compensation for salary delays and salary differences in the amount of $ 235. The Company, with the advice of its legal counsel, is unable to predict the ultimate outcome of these claims, yet believes that such claims are without merit. As such, no provision was provided.

               On November 16, 2005, Piedmont received a payment demand of sales tax from Governmental authorities of approximately $ 194. The Company, with the advice of its professional advisors, has recorded a provision on the estimated amount to be paid of $ 95.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 11:- CHARGES AND GUARANTEES

         a. To secure bank credit received by the Company from banks, an unlimited fixed charge was recorded on all of the assets of the Company. In addition, the bank credit includes limitation on payment of dividend, on current ratio, and on the financial leverage ratios. As of December 31, 2005, the Company has not withdrawn any amounts from the bank credit.

         b.    The liabilities secured by collaterals are as follows:

                                               DECEMBER 31,
                                    --------------------------------
                                         2005              2004
                                    ---------------   --------------

               Customer advances    $             -   $          201
                                    ===============   ==============

               Israeli customs      $            54   $           58
                                    ===============   ==============

NOTE 12:- SHAREHOLDERS' EQUITY

         a. The Company's shares are registered with the Securities and Exchange Commission in the United States and are traded on the NASDAQ (Capital Market). The Company's Ordinary shares confer upon their holders voting rights, the right to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company.

               On August 16, 2005, the Company listed its shares for trade on the Tel-Aviv Stock Exchange.

         b. On August 10, 2004, the Company entered into an investment agreement, according to which the investor purchased 857,143 Ordinary shares of NIS 0.9 par value of the Company, and was granted 500,000 warrants to purchase 500,000 Ordinary shares of NIS 0.90 par value at an exercise price of $ 8.50 per share. The warrants are exercisable for 66 months from the date of grant. The total cash received was $ 6,000. As of December 31, 2005, no warrants were exercised.

               In addition, the investor and the Company entered into a credit line agreement, under which the investor made a line of credit available to the Company in the amount of up to $ 2,000.

               The amount of the credit withdrawn from the investor shall not be less than $ 1,000. The withdrawn credit bears interest at an annual rate of 5%, in addition to an annual handling fee of 0.5% of the credit line amount. The withdrawn credit will be settled in four equal payments, no later than 66 months from the date of the agreement. As of December 31, 2005, the Company has not withdrawn any amounts from the credit line.

               The Company recorded the fair value of the credit line, which amounted to $ 265, as deferred charges, which will be amortized throughout the term of the credit line agreement.

               As such, the total proceeds received for the issuance of shares and warrants, consisting of cash and a provision of a credit line, amounted to $ 6,265, from which issuance expenses in the amount of $ 273 were deducted. Regarding a consulting agreement entered with the investors, see also Note 8e.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 12:- SHAREHOLDERS' EQUITY (CONT.)

         c.    Stock option plans:

               1. In June 1994, the Company adopted a stock option plan for its employees, directors and service providers, whereby up to 125,000 options to purchase Ordinary shares were to be granted, at an exercise price of $ 4 per share (the market price at the date of the grant). Out of this plan 116,000 options, out of which 87,500 stock options were granted to executives, were granted. Under the terms of the plan, the options vested ratably over a period of five years commencing with the date of grant. This stock option plan expired in June 2004 and no options are outstanding.

               2. In March 1995, the Company adopted a stock option plan for its employees, employees of the parent company, directors and service providers, whereby up to 400,000 options to purchase Ordinary shares were to be granted, at an exercise price of $ 4.5 per share (the market price at the date of grant). Out of this plan 372,500 options (out of which 315,000 stock options were granted to executives) were granted. Under the terms of the plan, the options vested after a period of five years commencing with the date of grant. In March 2005, options to purchase 267,500 shares expired and no options are outstanding as of December 31, 2005.

               3. In January 1999, the Company adopted a stock option plan for its employees, directors and officers of the Company, whereby up to 500,000 options to purchase Ordinary shares (out of which 402,500 stock options were granted to executives) were to be granted, at an exercise price of $
                     1.625 per share (which equaled the market price on the date of grant). All of the options have been granted under the above plan. Under the terms of the plan, the options were fully vested as of the grant date. These options expire in January 2009. As of December 31, 2005, 17,500 options are still outstanding.

                     The following table is a summary of the activity of the Company's stock Option plans:

                                                  YEAR ENDED DECEMBER 31,
                          ------------------------------------------------------------------------
                                   2005                   2004                    2003
                          ----------------------   ----------------------   ----------------------
                                        WEIGHTED                 WEIGHTED                 WEIGHTED
                                        AVERAGE                  AVERAGE                  AVERAGE
                            NUMBER     EXERCISE      NUMBER     EXERCISE      NUMBER      EXERCISE
                          OF OPTIONS     PRICE     OF OPTIONS     PRICE     OF OPTIONS     PRICE
                          ----------   ---------   ----------   ---------   ----------   ---------
Outstanding at the
  beginning of the year      285,000   $   4.323      834,935   $    2.95      988,500   $    2.99
Exercised                          -   $       -     (548,435)  $    2.25     (153,565)  $    2.36
Forfeited                          -   $       -       (1,500)  $    4.00            -   $       -
Expired                     (267,500)        4.5            -           -            -   $       -
                          ----------               ----------               ----------
Outstanding at the end
  of the year                 17,500   $   1.625      285,000   $   4.323      834,935   $    2.95
                          ========== ===========   ==========   =========   ==========   =========

Exercisable options           17,500   $   1.625      285,000   $   4.323      834,395   $    2.95
                          ========== ===========   ==========   =========   ==========   =========

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 12:- SHAREHOLDERS' EQUITY (CONT.)

               The options outstanding as of December 31, 2005, have been separated into ranges of exercise prices, as follows:

               OPTIONS         WEIGHTED        OPTIONS
             OUTSTANDING       AVERAGE      EXERCISABLE      EXERCISE
                AS OF         REMAINING        AS OF          PRICE OF
 EXERCISE    DECEMBER 31,    CONTRACTUAL    DECEMBER 31,      OPTIONS
  PRICE          2005        LIFE (YEARS)      2005         EXERCISABLE
----------   ------------   -------------   -------------   ------------

$    1.625         17,500            3.08          17,500   $      1.625
             ============                   =============   ============

         d.    Dividends:

               Dividends on the Ordinary shares, if any, will be declared and paid in U.S. dollars. The Company's intentions are to pay up to 40% of the Company's net profit as a cash dividend annually, depending on cash flow and profitability and other factors affecting the Company's business.

               On September 8, 2004, the Company declared a dividend in the amount of $ 7,130. The ex-date was set for October 18, 2004, and the dividend was fully paid on November 8, 2004.

               On August 31, 2005, the Company declared a dividend in the amount of $ 1,087. The ex-date was set for October 20, 2005, and the dividend was fully paid on November 15, 2005.

NOTE 13:- NET EARNINGS PER SHARE

         The following table sets forth the computation of historical basic and diluted net earnings per share:

                                                              YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                         2005           2004           2003
                                                     ------------   ------------   ------------
Numerator:
   Net income                                        $      3,529   $      3,739   $      3,834
                                                     ============   ============   ============

Denominator:
   Weighted average number of Ordinary shares
      outstanding during the year                       6,042,671      5,166,218      4,509,891
                                                     ============   ============   ============

   Basic net earnings per share - weighted average
      number of shares                                  6,042,671      5,166,218      4,509,891
   Effect of dilutive securities:
   Stock options and warrants                              44,045        397,842        397,529
                                                     ------------   ------------   ------------

Denominator for diluted net earnings per share          6,086,716      5,564,060      4,907,420
                                                     ============   ============   ============

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

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

               Income derived from the program, which commenced in 2003, will entitle the Company to a tax exemption for the two-year period ending December 31, 2004, and to a reduced tax rate of 10%-25% for an additional five to eight years ending December 31, 2009 to 2012 (depending on the level of foreign investments in the Company).

               The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the abovementioned law, regulations published thereunder and the letters of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2005, management believes that the Company is meeting all of the aforementioned conditions.

               The tax-exempt income attributable to the "Approved Enterprise" can not be distributed to shareholders without imposing tax liability on the Company other than in complete liquidation. As of December 31, 2005, there is approximately $ 170 tax-exempt income earned by the Company's "Approved Enterprise".

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- INCOME TAXES (CONT.)

               If the retained tax-exempt income is distributed to shareholders, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently - 25%).

               Income in the Company from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the effective standard corporate tax rate in Israel.

               On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

               However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, the Company did not generate income under the provision of the new law.

         d.    Reduction in Israeli tax rate:

               Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to "Approved Enterprise", as described above) was 36%. In June 2004 and in July 2005, the "Knesset" (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005
               - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010
               and thereafter - 25%.

         e.    Non-Israeli subsidiaries:

               Non-Israeli subsidiaries are taxed based on the tax laws in its country of residence- the tax rate in the U.S. subsidiaries is currently 40%.

         f.    Tax assessments:

               The Company received tax assessments considered as final through 2001.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- INCOME TAXES (CONT.)

         g.    Income tax reconciliation:

               A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate and the actual tax expense is as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                         2005            2004          2003
                                                     -------------   -----------   ------------
 Income before income taxes as reported in the
    statements of income                             $       5,665   $     5,406   $      5,059
                                                     =============   ===========   ============

 Statutory tax rate in Israel                                   34%           35%            36%
                                                     =============   ===========   ============
 Theoretical tax expenses                            $       1,926   $     1,892   $      1,821
 Increase (decrease) in income taxes resulting
    from:

 Tax adjustment in respect of foreign
    subsidiaries subject to a different tax rate               181            76            67
 Difference in basis of measurement for financial
    reporting and income tax  purposes                        (150)          (94)          (519)
 Tax in respect of prior years                                  78          (310)          (258)
 Non-deductible expenses                                       101           103            114
                                                     -------------   -----------   ------------
 Income taxes as reported in the statements of
    income                                           $       2,136   $     1,667   $      1,225
                                                     =============   ===========   ============

         h.    Income before income taxes is comprised as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                         2005            2004          2003
                                                     -------------   -----------   ------------
Domestic (Israel)                                    $       2,648   $     3,880   $      3,387
Foreign (United States)                                      3,017         1,526          1,672
                                                     -------------   -----------   ------------

                                                     $       5,665   $     5,406   $      5,059
                                                     =============   ===========   ============

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- INCOME TAXES (CONT.)

         i.    Income taxes included in the statements of income:

Current:
   Domestic (Israel)         $    1,048   $     999   $      627
   Foreign (United States)        1,321         500          535
                             ----------   ---------   ----------

                                  2,369       1,499        1,162
                             ----------   ---------   ----------
Deferred:
   Domestic (Israel)                 14         112           27
   Foreign (United States)         (247)         56           36
                             ----------   ---------   ----------

                                   (233)        168           63
                             ----------   ---------   ----------

                             $    2,136   $   1,667$  $    1,225
                             ==========   =========   ==========

         j.    Deferred income taxes:

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                 DECEMBER 31,
                                                             -------------------
                                                               2005       2004
                                                             ---------   -------
 Deferred tax assets (liabilities):
    Allowance for doubtful accounts                          $      57   $   92
    Unrealized gains                                               159      117
    Provisions for employee benefits and other temporary
       differences                                                 556      293
    Tax loss carryforwards                                          15      100
                                                             ---------   -------

 Deferred tax assets - short-term                                  787       602
                                                             =========   =======

 Deferred tax liabilities mainly derived from property and
    equipment - long-term                                         (511)    (559)
                                                             =========   =======

               Net deferred tax assets

               As of December 31, 2005, the Company did not provide a valuation allowance in respect of deferred tax assets, since management currently believes that it is more likely than not that the deferred tax asset will be realized in the future.

               The Company does not intend to distribute earnings of a foreign subsidiary aggregating $ 18,570 as of December 31, 2005, and accordingly, no deferred tax liability has been established relative to these earnings. If these amounts were not considered permanently reinvested, a deferred tax liability would have been required.

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- MAJOR CUSTOMER AND GEOGRAPHICAL INFORMATION

         a.    Segment Activities Disclosure:

               In 2005, following the acquisition of Piedmont, there was a change in the reported segments of the Company. Accordingly, commencing 2005, the Company began reporting on two segments comparing to one reportable segment in previous years.

               The Company manages its business on a basis of two reportable segments (See Note 1a for a brief description of the Company's business) and follows the requirements of Statement of Financial Accounting Standard No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131").

               The Company's reportable segments are as follows:

               Repair and OEM (manufacturing) segment focuses on remanufacture, overhaul and repair of heat transfer equipment and other aircraft components and of repair of APU's, propellers and landing gears. Parts Segment (part of Piedmont's business) focuses on sales of parts of APU's, propellers and landing gears.

         b.    Operational segments statement operation disclosure:

               The following financial information is the information that management uses for analyzing the results. The figures are presented in consolidated method as presented to management.

                                           YEAR ENDED DECEMBER 31, 2005
                                  --------------------------------------------
                                   REPAIR AND
                                       OEM             PARTS      CONSOLIDATED
                                  --------------   ------------   ------------
              Revenues            $       45,138   $      4,055   $     49,193

              Cost of revenues            32,890          2,702         35,592
                                  --------------   ------------   ------------

              Gross profit        $       12,248   $      1,353   $     13,601
                                  ==============   ============   ============

         c. The following financial information identifies the assets to segment:

                                           YEAR ENDED DECEMBER 31, 2005
                                  --------------------------------------------
                                   REPAIR AND
                                       OEM            PARTS       CONSOLIDATED
                                  --------------   ------------   ------------
Assets (*)                        $       46,021   $      3,246   $     49,267
Depreciation and amortization     $        1,398   $         29   $      1,427
Capital investments               $        1,072   $          -   $      1,072

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- MAJOR CUSTOMER AND GEOGRAPHICAL INFORMATION (CONT.)

         d. The following presents total revenues, based on the location of the end customers, for the years ended December 31, 2005, 2004 and 2003 and long-lived assets as of December 31, 2005, 2004 and 2003:

                            2005                       2004                    2003
                ---------------------------   ---------------------  ------------------------
                  TOTAL         LONG-LIVED      TOTAL     LONG-LIVED    TOTAL      LONG-LIVED
                 REVENUES         ASSETS       REVENUES     ASSETS     REVENUES      ASSETS
                ------------   ------------   ---------   ----------   ---------   ----------
Israel          $      4,122   $      4,103   $   5,095   $    4,235   $   4,796   $    4,332
Asia                   1,983              -       1,430            -       1,845            -
United States         30,495         10,998      17,569        2,418      15,441        2,241
Europe                11,256              -       8,736            -       8,340            -
Other                  1,337              -         413            -         260            -
                ------------   ------------   ---------   ----------   ---------   ----------

                $     49,193   $     15,101   $  33,243   $    6,653   $  30,682   $    6,573
                ============   ============   =========   ==========   =========   ==========

         e.    Major customer data as a percentage of total revenues:

                                   YEAR ENDED DECEMBER 31,
                             ----------------------------------
                               2005         2004        2003
                             ---------   ---------   ----------
                                              %
                             ----------------------------------

               Customer A      11.1        10.1        15.3
               Customer B       5.8        15.4        12.9
               Customer C       2.9         9.8        12.1
               Customer D       6.5         9.6        11.9

                                      TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 16:- SELECTED STATEMENTS OF INCOME DATA

                                                           YEAR ENDED DECEMBER 31,
                                                 -----------------------------------------
                                                    2005          2004           2003
                                                 -----------   -----------   -------------
a. Financial income (expenses), net:

   Financial income:

      Foreign currency translation adjustments   $        29   $        86   $          49
      Interest on cash equivalents, short-term
         bank deposits and others                        222           147              46
                                                 -----------   -----------   -------------

                                                         251           233              95
                                                 -----------   -----------   -------------
   Financial expenses:
      Bank charges                                       (82)          (68)            (47)
      Interest on short-term loans                         -            (6)            (12)
      Interest on long-term loans                       (357)          (28)            (13)
      Foreign currency translation adjustments          (153)          (42)            (20)
      Others                                            (100)           (2)            (28)
                                                 -----------   -----------   -------------

                                                        (692)         (146)           (120)
                                                 -----------   -----------   -------------

                                                 $      (441)  $        87   $         (25)
                                                 ===========   ===========   =============
b. Other income, net:

   Gain on sale of property and equipment        $        22   $        17   $          63
   Gain (loss) on sale of marketable securities
      classified as available-for-sale                   120            35             (39)
   Other income                                           68             2               -
                                                 -----------   -----------   -------------

                                                 $       210   $        54   $          24
                                                 ===========   ===========   =============

                                   ----------

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TAT TECHNOLOGIES LTD.

                                       By: /s/ Israel Ofen
                                           -------------------------------------
                                           Israel Ofen, Executive Vice President
                                           and Chief Financial Officer

Date:  June 28, 2006