Form 20-F
period 2006-12-31
TAT TECHNOLOGIES LTD
filed 2007-07-02
CIK 808439

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to _____________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ……………..

Commission file number: 0-16050

TAT TECHNOLOGIES LTD.
(Exact Name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

P.O. Box 80, Gedera 70750, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.90 Par Value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.00 per share…………… 6,042,671
(as of December 31, 2006)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

i

ii

INTRODUCTION

          TAT Technologies Ltd. is engaged in the manufacture and sale of a broad range of heat transfer components used in mechanical and electronic systems on board commercial and military aircraft and in a variety of other electronic equipment. We also provide maintenance, repair and overhaul, or MRO, services and parts supply services to the aerospace industry. Our four FAA certified repair stations in Oklahoma and North Carolina provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. We specialize in MRO services for components of aircraft, such as heat transfer components, auxiliary power units, or APUs, propellers, landing gear and pneumatic ducting. Our parts services division offers inventory management and parts services for commercial, regional and charter airlines and business aircraft owners.

          We were incorporated under the laws of the State of Israel in April 1985 to develop the computerized systems business of our parent company, TAT Industries Ltd., or TAT Industries, a publicly held Israeli corporation engaged in the manufacture and sale of aeronautical equipment. In December 1991, we acquired the heat exchanger operations of TAT Industries and in February 2000, we entered into an agreement to purchase its operations relating to the manufacture of aviation accessories and to lease certain of its properties. We conduct business in the United States through our wholly owned subsidiary Limco-Piedmont Inc., a Delaware corporation, or Limco-Piedmont, and its subsidiaries, Limco Airepair Inc., or Limco, a Tulsa, Oklahoma based corporation and Piedmont Aviation Component Services, LLC, or Piedmont, a Kernersville, North Carolina based company. In July, 2005, we purchased Piedmont, which is engaged in the repair and overhaul of various aircraft accessories and in the provision of parts services.

          From our initial public offering in March 1987 until July 1998, our ordinary shares were listed on the NASDAQ National Market (symbol: TATTF). In July 1998, the listing of our ordinary shares was transferred to the NASDAQ Capital Market and since August 2005, our shares have been also traded on the Tel Aviv Stock Exchange, or TASE. As used in this annual report, the terms “we,” “us” and “our” mean TAT Technologies Ltd. and its subsidiaries, unless otherwise indicated.

          Except for the historical information contained in this annual report, the statements contained in this annual report are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results.

          Statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3. “Key Information - Risk Factors.”

          Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

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

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

          The following selected consolidated financial data for and as of the five years ended December 31, 2006 are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements and notes included elsewhere in this annual report. The selected consolidated financial data for the year ended December 31, 2005 include the results of operations of Piedmont as of July 1, 2005. The selected consolidated financial data as of December 31, 2004, 2003 and 2002 and for the years ended December 31, 2003 and 2002 have been derived from audited consolidated financial statements not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:

	Year Ended December 31,

	2006	2005	2004	2003	2002

	(in thousands, except per share data)
Revenues
Sale of products	$33,709	$21,460	$19,138	$18,223	$15,637
Services and other	43,824	27,733	14,105	12,459	10,643
Total revenues	$77,533	$49,193	$33,243	$30,682	$26,280

Cost of revenues
Sale of products	25,425	14,078	11,559	11,054	9,759
Services and other	32,214	21,514	10,607	9,014	7.991

Total cost of revenues	57,639	35,592	22,166	20,068	17,750

Gross profit	19,894	13,601	11,077	10,614	8,530
Operating expenses:
Research and development costs, net	—	72	125	120	204
Selling and marketing expenses	3,466	2,495	1,894	1,958	1,483
General and administrative expenses	6,710	5,138	3,793	3,476	2,994

Operating income	9,718	5,896	5,265	5,060	3,849
Financial income (expenses), net	(464)	(441)	87	(25)	99
Other income (loss), net	59	210	54	24	8

Income from operations before income taxes	9,313	5,665	5,406	5,059	3,956
Income taxes	3,247	2,136	1,667	1,225	367

Net income	$6,066	$3,529	$3,739	$3,834	$3,589

Basic net earnings per share	$1.00	$0.58	$0.72	$0.85	$0.80
Diluted net income per share	$0.98	$0.58	$0.67	$0.78	$0.77
Weighted average number of shares used in computing basic net income per share	6,042	6,042	5,166	4,510	4,483

Weighted average number of shares used in computing diluted net income per share	6,163	6,087	5,564	4,907	4,483
Cash dividend per share	$0.20	$0.18	$1.18	$0.70	—

Balance Sheet Data:

	As of December 31,

	2006	2005	2004	2003	2002

	(in thousands)
Working capital	$29,743	$30,387	$26,623	$22,336	$19,685
Total assets	66,237	60,565	41,207	39,392	35,318
Long-term debt, excluding current maturities	8,283	13,786	4,054	3,793	3,362
Shareholders’ equity	39,720	34,861	32,526	28,684	25,419

B. Capitalization and Indebtedness

Not applicable.

C. Reasonsfor the Offer and Use of Proceeds

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

Risks Related to Our Business and Our Industry

Our revenues and earnings depend substantially upon conditions in the airline industry, and a significant or prolonged downturn in the airline industry could decrease demand for our services and products.

          Our revenues are principally derived from the provision of MRO services to airlines, air cargo carriers, MRO service centers and the military; the manufacture of heat transfer components for use in civilian and military aircraft; and the provision of parts services for commercial, regional and charter airlines and business aircraft owners. Any downturn in the commercial aircraft industry could decrease demand for our services and products and negatively impact our financial condition. The commercial airline industry is cyclical and has historically been subject to fluctuations due to general economic and political conditions, such as fuel and labor costs, price competition, downturns in the global economy and national and international events.

          In the aftermath of the September 11, 2001 terrorist attacks, passenger traffic on commercial flights was significantly lower than prior to the attacks. Most commercial airlines reduced their operating schedules, lowered fares and implemented cost reduction initiatives. In addition, war or armed hostilities or the fear of such events, could further exacerbate many of the problems experienced as a result of terrorist attacks. Future terrorist attacks, war or armed hostilities, the outbreak of SARS or other epidemic diseases such as avian influenza, or the fear of such events, could further negatively impact the airline industry. These factors, as well as increases in fuel costs, have resulted in large and, in some cases, continuing financial losses in the airline industry. Major carriers around the world have recently emerged from bankruptcy protection or are in the process of doing so. Financial losses and reduced schedules in the airline industry have resulted, and will continue to result, in reduced orders and delivery delays of new commercial aircraft, parking and retirement of older aircraft (eliminating those aircraft from maintenance needs) and delays in airlines’ purchases of aftermarket parts and service as maintenance is deferred. During periods of reduced airline profitability, some airlines may delay purchases of spare parts, preferring instead to deplete existing inventories. If demand for new aircraft and spare parts decreases, there would be a decrease in demand for certain of our products.

The aerospace industry is subject to significant government regulation and oversight, and we may have to incur significant additional costs to comply with these regulations.

          The aerospace industry is highly regulated in the United States and in other countries. We must be certified or accepted by the FAA, the United States Department of Defense, the European Aviation Safety Agency, or EASA, and similar agencies in foreign countries and by individual OEMs in order to manufacture, sell and service parts used in aircraft. If any of our material certifications, authorizations or approvals are revoked or suspended, our operations will be significantly curtailed and we could be subjected to significant fines and penalties. In the future, new and more demanding government regulations may be adopted or industry oversight may be increased. We may have to incur significant additional costs to achieve compliance with new regulations or to reacquire a revoked or suspended license or approval, which could reduce our profitability.

We compete with a number of established companies in all aspects of our business, many of which have significantly greater resources or capabilities than we do.

The market for MRO services and parts services is highly competitive. Competition in the MRO market is based on price, quality, engineered solutions, ability to provide a broad range of services, turn-around time, and the ability to perform repairs and overhauls rapidly. Our primary MRO services competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers. For heat transfer component MRO services, our major competitors are the LORI Heat Transfer Center of Honeywell (Tulsa, Oklahoma) and SECAN-Honeywell (France). For APU, propeller and landing gear MRO services, our major competitors are Standard Aero Group Inc., Aerotech International Inc., Honeywell, Alameda Aerospace, Chromalloy, Messier-Dowty Aerospace (MD), AAR Corp., Hawker Pacific, APPH Ltd., Aero Precision Repair and Overhaul Company Inc, or APRO, Aircraft Propeller Service Inc, Pacific Propeller International LLC and H&H Propeller.

          For our OEM heat transfer components, our major competitors are other OEMs who manufacture heat transfer components, including the Hughes-Treitler division of Ametek Inc., Lytron Inc., Hamilton Sundstrand and Honeywell. Some of our competitors are far larger, have substantially greater resources, including technical, financial, researchand development, marketing and distribution capabilities than we have, and enjoy greater market recognition. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

          The parts services industry is highly competitive and fragmented. Competition in this market is based on price, quality, prompt delivery and service. Competitors in this segment include original equipment manufacturers, the service divisions of large commercial airlines and other independent suppliers and distributors of parts.

          A number of our competitors have inherent competitive advantages. For example, we compete with the service divisions of large OEMs who in some cases have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. We also compete with the in-house service divisions of large commercial airlines and there is a strong incentive for an airline to fully-utilize the services of its maintenance employees and facilities.

        Further, our competitors may have additional competitive advantages, such as:

•	the ability to adapt more quickly to changes in customer requirements and industry conditions or trends;

•	greater access to capital;

•	stronger relationships with customers and suppliers;

•	greater name recognition; and

•	access to superior technology and marketing resources.

          If we are unable to overcome these competitive disadvantages, our business, financial condition and results of operations would be adversely affected.

We derive a substantial part of our revenues from several major customers. If we lose any of these customers or they reduce the amount of business they do with us, our revenues may be seriously affected.

          Five customers accounted for approximately 22.0% and 31.4% of our revenues in the years ended December 31, 2006 and 2005 respectively, and four customers accounted for approximately 44.9% of our revenues in the year ended December 31, 2004. None of our customers accounted for more than 10% of our revenues in the year ended December 31, 2006. These customers may not maintain the same volume of business with us in the future. If we lose any of these customers or they reduce the amount of business they do with us, our revenues may be seriously affected.

A substantial part of our revenues are from contracts with the U.S. and Israeli governments and is subject to special risks. A loss of all, or a major portion, of our revenues from government contracts could have a material adverse effect on our operations.

          A substantial portion of our revenues are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments, accounted for approximately 4.0% and 1.1% of our revenues for the year ended December 31, 2006, 11.1% and 1.2% of our revenues for the year ended December 31, 2005 and 10.6% and 2.6% of our revenues for the year ended December 31, 2004, respectively. Business with the U.S. and Israeli governments, as well as with the governments of other countries, is subject to risks which are not as relevant in business with private parties. These risks include the ability of the governmental authorities to unilaterally:

•	suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

•	terminate existing contracts, with or without cause, at any time;

•	reduce the value of existing contracts;

•	audit our contract-related costs and fees, including allocated indirect costs; and

•	control or potentially prohibit the export of our products.

          A decision by a governmental authority to take any or all of the actions listed above could materially reduce our sales and profitability. Most of our U.S. Government contracts can be terminated by the U.S. Government either for its convenience or if we default by failing to perform under the contract. Termination for convenience provisions provide only for our recovery of costs incurred or committed, settlement expenses and profit on the work completed prior to termination.

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

          Similarly, under foreign laws the export of certain military products, technical designs and spare parts require the prior approval of, or export license from, such foreign governments. In order to maintain our third party production, certain co-development activities and procurements required for the performance of certain contracts, we must receive detailed technical designs, products or product parts’ samples from our strategic partners or suppliers. We may not be able to receive all the required permits and/or licenses in a timely manner. Consequently, our revenues may decrease and we may fail to implement our growth strategy.

A reduced demand for replacement parts by one or more of our significant parts services customers could significantly reduce our parts services revenues.

          The profitability of our parts services business is driven by the needs of our customers whose demand for replacement parts is constantly fluctuating. As a result, this segment of our business is subject to a high degree of volatility, and a reduction in demand for parts by one or more of our significant clients would have an adverse affect on our operating results.

We depend on a limited number of suppliers of components for our products and if we are unable to obtain these components when needed, we would experience delays in manufacturing our products and our financial results could be adversely affected.

          We acquire most of the components for the manufacture of our products from a limited number of suppliers, most of whom are located in Israel and the United States. Certain of these suppliers are currently the sole source of one or more components upon which we are dependent. Suppliers of some of these components require us to place orders with significant lead-time to assure supply in accordance with our requirements. We rely on Honeywell and Hamilton Sundstrand for parts for our OEM, MRO services and parts services business segments and in 2006 we entered into a five-year supply contract with Honeywell to purchase APU parts on an as-required basis. If we were unable to obtain adequate supplies of parts from Honeywell, Hamilton Sundstrand or other OEMs at commercially reasonable prices, our operations could be interrupted. Increased costs associated with supplied materials or components could increase our costs and reduce our profitability if we are unable to pass these cost increases on to our customers. We maintain a relatively small inventory of component parts for resale and our parts services business would suffer if the supply of replacement parts was reduced or terminated by our suppliers. There are other companies that may be able to supply us with necessary component parts. However, these potential suppliers would be required to undergo FAA, EASA and OEM certification, and this would make it difficult for us to change suppliers in a timely and cost-effective manner.

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

We face special risks from international sales operations. One or more of the risks associated with international sales may have a material adverse effect on our future revenues and, as a result, our business, operating results and financial condition.

          Our international sales and operations, including exports, comprise a growing proportion of our operating results. In the years ended December 31, 2006 and 2005, approximately 90.9% and 91.6% of our sales, respectively, resulted from our international operations. This source of revenue is subject to various risks, including:

•	governmental embargoes or foreign trade restrictions;

•	changes in U.S. and foreign governmental regulations;

•	changes in foreign exchange rates;

•	tariffs;

•	other trade barriers;

•	political, economic and social instability; and difficulties in accounts receivable collections.

          We may not be able to sustain or increase revenues from international operations or we may encounter significant difficulties in connection with the sale of our products in international markets or one or more of these factors may have a material adverse effect on our future revenues and, as a result, our business, operating results and financial condition.

We may engage in future acquisitions that could dilute our stockholders’ equity and harm our business, results of operations and financial condition.

          We have pursued, and will continue to pursue, growth opportunities through internal development and acquisition of complementary businesses, products and technologies. We are unable to predict whether or when any other prospective acquisition will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management’s attention. We may not be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets. Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations. Future acquisitions may require substantial capital resources, which may require us to seek additional debt or equity financing.

          Future acquisitions by us could result in the following, any of which could seriously harm our results of operations or the price of our ordinary shares:

•	issuance of equity securities that would dilute our current shareholders’ percentages of ownership;

•	large one-time write-offs;

•	the incurrence of debt and contingent liabilities;

•	difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

•	diversion of management’s attention from other business concerns;

•	contractual disputes;

•	risks of entering geographic and business markets in which we have no or only limited prior experience; and

•	potential loss of key employees of acquired organizations.

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

We have fixed-price contracts with some of our customers and we bear the risk of costs in excess of our estimates.

          We have entered into multi-year, fixed-price contracts with some of our MRO and OEM customers. Pursuant to these contracts, we realize all the benefits or costs resulting from any increases or decreases in the cost of providing services to these customers. Most of our contracts do not permit us to recover for increases in raw material prices, taxes or labor costs. Any increase in these costs could increase the cost of operating our business and reduce our profitability. Factors such as inaccurate pricing and increases in the cost of labor, materials or overhead may result in cost over-runs and losses on those agreements. We may not succeed in obtaining an agreement of a customer to reprice a particular product, and we may not be able to recoup previous losses resulting from incomplete or inaccurate engineering data.

We depend on our key executives, and may not be able to hire and retain additional key employees or successfully integrate new members of our team and the loss of a key employee could have a material adverse effect on our business.

          Our success will depend largely on our continued reliance on the experience and expertise of our senior management. Although we have entered into employment agreements with most members of our senior management, any of our senior managers may terminate his employment with us and seek employment with others who may seek his expertise. The loss of the expertise of any of our senior management through death, disability or termination of employment would have a material and adverse effect on our business, financial condition and results of operations. We are not the beneficiary of life or disability insurance covering any of our executives, key employees or other personnel.

          Our ability to implement our business strategy will depend on our success in recruiting, retaining and successfully integrating our management team and other personnel. If we are unable to retain employees and to attract and integrate new members of our management team, key employees or other personnel, we may be unable to successfully implement our business strategy in a timely manner. If we are unable to do so or if we were to lose the services of our senior executives or key employees, it could have a material adverse effect on our business, financial condition and results of operations.

Our operations depend on maintaining a skilled workforce and any interruption in the work force at our facilities could curtail our operations.

          We derive the majority of our sales from overhaul services for components delivered to us from time to time by our customers. Because we maintain a relatively small inventory of loaner parts for our MRO services business, an interruption of our work force due to strikes, work stoppages, shortages of appropriately skilled production and professional workers or other interruption could have a material adverse impact on both our ability to keep our customers’ aircraft in service while we perform overhaul services and customer satisfaction.

We depend on our manufacturing and MRO facilities, and any damage to these facilities would adversely impact our operations.

          We believe that our success to date has been, and future results of operations will be, dependent in large part upon our ability to provide MRO services and to manufacture and deliver OEM products promptly upon receipt of orders and to provide prompt and efficient service to our customers. As a result, any disruption of our day-today operations could have a material adverse effect on our business, customer relations and profitability. We rely on our Gedera, Israel, Tulsa, Oklahoma and Kernersville and Winston-Salem, North Carolina facilities for the provision of our MRO services, the production of our OEM products and the provision of our parts services. A fire, flood, earthquake or other disaster or condition that significantly damaged or destroyed any of these facilities would have a material adverse effect on our operations.

We use equipment that is not easily repaired or replaced, and therefore equipment failures could cause us to be unable to meet quality or delivery expectations of our customers.

          Many of our service and manufacturing processes are dependent on equipment that is not easily repaired or replaced. As a result, unexpected failures of this equipment could result in production delays or the manufacturing of defective products. Our ability to meet the expectations of our customers with respect to on-time delivery of repaired components or quality OEM products is critical. Our failure to meet the quality or delivery expectations of our customers could lead to the loss of one or more of our significant customers.

Compliance with corporate governance regulations could increase the cost of our operations.

          As a result of changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, the costs of being a public company in general have increased in recent years. The Sarbanes-Oxley Act of 2002 requires changes in some of our corporate governance and securities disclosure or compliance practices. We expect that the on-going implementation of these regulations will further increase our legal compliance costs and will make some activities more time consuming. We are presently evaluating and monitoring regulatory developments and cannot estimate the magnitude of additional costs we may incur as a result of such developments. In connection with our future implementation of Section 404 of the Sarbanes-Oxley Act of 2002, which governs internal controls and procedures for financial reporting, we have expended and will need to further expend significant management time and financial resources to comply with the applicable requirements. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

We have potential exposure to liabilities arising under environmental laws and regulations.

          Our business operations and facilities are subject to a number of federal, state, and local laws and regulations that govern the discharge of pollutants and hazardous substances into the air and water as well as the handling, storage and disposal of such materials and other environmental matters. Compliance with such laws as they relate to the handling, storage and disposal of hazardous substances is a significant obligation for us at each of our facilities. We would be subject to serious consequences, including fines and other sanctions, and limitations on our operations due to changes to, or revocations of, the environmental permits applicable to our facilities if we fail to comply. The adoption of new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new cleanup requirements could require us to incur costs and become subject to new or increased liabilities that could increase our operating costs and adversely affect the manner in which we conduct our business.

          Under certain environmental laws, liability associated with investigation or remediation of hazardous substances can arise at a broad range of properties, including properties currently or formerly operated by us or our predecessors, as well as properties to which we sent hazardous substances or wastes for treatment, storage, or disposal. Costs and other obligations can arise from claims for toxic torts, natural resource and other damages, as well as the investigation and clean up of contamination at such properties. Under certain environmental laws, such liability may be imposed jointly and severally, so we may be responsible for more than our proportionate share and may even be responsible for the entire liability at issue. The extent of any such liability can be difficult to predict.

We are exposed to potential liabilities arising from product liability and warranty claims.

          Our operations expose us to potential liabilities for personal injury or death as a result of the failure of an aircraft component that has been designed, manufactured, serviced or supplied by us. We believe that, in an effort to improve operating margins, some customers have delayed the replacement of parts beyond their recommended lifetime, which may undermine aircraft safety and increase our risk of liability.

          We cannot assure you that we will not experience any material product liability losses in the future, that we will not incur significant costs to defend such claims, that our insurance coverage will be adequate if claims were to arise or that we would be able to maintain insurance coverage in the future at an acceptable cost. A successful claim brought against us in excess of our available insurance coverage may have a material adverse effect on our business.

          In addition, in the ordinary course of our business contractual disputes over warranties can arise. We may be subject to requests for cost sharing or pricing adjustments from our customers as a part of our commercial relationships with them, even though they have agreed to bear these risks.

Risk Factors Related to Our Ordinary Shares

Our share price has been volatile in the past and may decline in the future.

          Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements by third parties of significant claims or proceedings against us;

•	additions or departures of key personnel;

•	future sales of our ordinary shares;

•	de-listing of our shares from the NASDAQ Capital Market; and

•	stock market price and volume fluctuations.

          Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

          In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources both of which could have a material adverse effect on our business and results of operations.

Substantial future sales of our ordinary shares by our principal shareholders may depress our share price.

          Our principal shareholders, TAT Industries and Ta-Top, Limited Partnership, an Israeli limited partnership, or Ta-Top, hold 47.8% and 14.6% of our outstanding ordinary shares, respectively. If they sell substantial amounts of our ordinary shares, including shares issued upon the exercise of options, or if the perception exists that our principal shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity-related securities in the future at a time, in a place and on terms we deem appropriate.

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

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2006. In July 2006, an armed conflict began between Israel and Hezbollah forces in Lebanon, which involved rocket attacks on populated areas in the northern parts of Israel. On August 14, 2006, a cease-fire between Hezbollah and Israel took effect. This situation has had an adverse effect on Israel’s economy, primarily in the geographical areas directly harmed by this conflict. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

          Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

We may be adversely affected by a change in the exchange rate of the NIS against the dollar. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period to period comparisons of our results.

          Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period to period comparisons of our results. In the years ended December 31, 2001, 2002 and 2005 the rate of devaluation of the NIS against the dollar was 9.3%, 7.3% and 6.8%, respectively, while in the years ended December 31, 2003, 2004 and 2006 the NIS appreciated in value in relation to the dollar by 7.6%, 1.6% and 8.2%, respectively. A portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. Our results may be adversely affected by the devaluation of the NIS in relation to the dollar (or if such devaluation is on lagging basis), if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by an appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

          Generally, all non-exempt male adult citizens and permanent residents of Israel under the age of 45, including many of our executive officers and employees in Israel, are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

          We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require the shareholders’ general meeting’s approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company’s articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company. The Israeli Companies Law does not establish criteria for determining whether or not a shareholder has acted in good faith. Moreover, the law is relatively new and there is no case law available on the duty of a non-controlling shareholder to act in good faith.

Provisions of our articles of association and Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and, therefore, depress the price of our shares.

          Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain provisions that may make it more difficult to acquire our company, such as provisions establishing a classified board. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See “Description of Share Capital—Approval of Related Party Transactions” and “Israeli Taxation” for additional discussion about some anti-takeover effects of Israeli law.

          These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.

Investors and our shareholders generally may have difficulties enforcing a U.S. judgment against us, our executive officers and directors or asserting U.S. securities laws claims in Israel.

          We are incorporated in Israel and all of our executive officers, most of our directors reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, all of our assets and most of the assets of our executive officers and directors are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel. For more information regarding the enforceability of civil liabilities against us, our directors and executive officers and the Israeli expertsnamed in this prospectus, including the terms under which certain judgments may be enforced by an Israeli court, please see “Enforceability of Civil Liabilities.”

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

          As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.

Item 4.	Information on the Company

A. History and Development of the Company

          We were incorporated under the laws of the State of Israel in April 1985 under the name Galaxy Graphics Ltd. In August 1986 we changed our name to Galagraph Ltd. In May 1992, we changed our name to TAT Technologies Ltd. We are a public limited liability company under the Israeli Companies Law 1999-5759, or the Israeli Companies Law, and operate under this law and associated legislation. Our registered offices and principal place of business are located at Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera, Israel 70750 and our telephone number is +972-8-859-5411. Our address on the Internet is www.tat.co.il. The information on our website is not incorporated by reference into this annual report.

          We are principally engaged in the manufacture and sale of a broad range of heat transfer components used in mechanical and electronic systems on-board commercial and military aircraft and in a variety of other electronic equipment. These systems, which include environmental control, avionics cooling and other mechanical and electronic mechanical systems, generate heat during operation that must be removed and dissipated in order to function properly. We are also engaged in the remanufacture, overhaul and repair of heat transfer components and other aircraft components manufactured by us and other companies. In addition, we manufacture, sell and service certain related products for use in aircraft and electronic systems. We conduct business in the United States through our wholly owned subsidiary Limco-Piedmont. Limco-Piedmont has recently filed a registration statement with U.S. Securities and Exchange Commission in connection with a proposed public offering of its securities.

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

          In March 1987, we completed the initial public offering of our securities in the United States. We were listed on NASDAQ National Market (now known as the NASDAQ Global Market) from our initial public offering until July 1998 when the listing of our ordinary shares was transferred to the NASDAQ Capital Market. Since August 2005 our shares are also traded on the TASE.

          On July 7, 2005, we purchased Piedmont, an FAA certified company engaged in the repair and overhaul of various aircraft accessories. Under the terms of the acquisition, we paid $20.2 million including the assumption of Piedmont’s outstanding indebtedness.

B. Business Overview

Overview

          We manufacture a complete line of heat transfer components both in the United States and Israel, including heat exchangers, precoolers, oil coolers and cold plates, or heat transfer components. Heat transfer components facilitate the necessary removal and dissipation of heat generated during the operation of mechanical and electronic systems. Our heat transfer components are generally integrated into a complete cooling system. Using our technological expertise, we design each of our heat transfer products to meet the specific space, power, performance and other needs of our customers. Our heat transfer components are marketed worldwide for applications in commercial and military aircraft and electronic systems, the primary users of such equipment. Our customers include Liebherr-Aerospace Toulouse S.A., or Liebherr, Boeing McDonnell Douglas Aerospace, or Boeing, Israel Aircraft Industries, or IAI, and Cessna Aircraft Company, or Cessna, as well as the United States Air Force and Navy. Such customers typically enter into supply contracts with us pursuant to which we manufacture specified Heat transfer components in connection with the customers’ production or retrofitting of particular aircraft equipment. Such supply contracts are generally for a period of between one to four years.

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

          We also specialize in the repair and overhaul of heat transfer components, APUs, propellers, landing gear and pneumatic ducting. Heat transfer components are devices that efficiently transfer heat from one fluid to another or from hot air to colder air in various cooling systems and are essential components of an aircraft. These components include heat exchangers, oil coolers, precoolers, reheaters, condensers, water separators and evaporators. APUs are relatively small, self-contained generators used to start jet engines , usually with compressed air, and to provide electricity, hydraulic pressure and air conditioning while an aircraft is on the ground. In many aircraft, an APU can also provide electrical power in the air

          Our parts services division provides a number of services for commercial, regional and charter airlines and business aircraft owners, including inventory management and parts services. We assist these customers with their parts procurement needs by using our knowledge of the aircraft component industry to quickly acquire necessary aircraft components in a cost-effective manner. We have a knowledgeable and experienced staff of 10 customer service representatives and offer our customers 24 hour service and same day shipping.

Business Strategy

          Our principal growth strategy both in the United States and Israel is to: (i) expand our heat transfer components business in existing and new markets; (ii) provide overhaul and repair services for additional aircraft components; (iii) expand our marketing of overhaul and repair services to additional segments of the aerospace industry; and (iv) use our technological expertise to expand into related businesses.

          Our growth strategy is to:

•

Expand the scope of our MRO services. We intend to use our technical expertise, engineering resources and comprehensive facilities to provide MRO services for additional types of aircraft and additional air- craft systems, subsystems and components and intend to devote additional financial resources to develop the required technical expertise to provide such additional MRO services. As we expand our MRO service capabilities, we believe that we will be able to offer a more complete MRO service solution to our current and future customers. In the year ended December 31, 2006, we increased our heat exchanger capabilities and are presently adding the capability to service the Honeywell model 331 APU which is used in the Boeing 757 and 767 aircraft and other aircraft. We also intend to increase our MRO capabilities to include additional types of heat transfer components and landing gear and other accessories.

•

Expand the scope of our OEM business. We intend to capitalize on our technical expertise, experience and reputation in the heat transfer components market to expand the scope of our OEM offerings and to enter into new markets. For example, we have identified the electronics industry as a market with significant growth potential for our heat transfer components. For the past several years we have been engaged in the design, development and manufacture of electronic heat dissipation equipment such as cold plates, heat sinks, cold walls and other components which remove and dissipate heat from electronic systems.

•

Increase our international sales. As part of our efforts to achieve greater penetration in the international markets, we intend to expand our marketing presence in Western Europe, which is our second largest market, and to substantially increase our presence in China , Far East and other Asian nations, which are fast growing markets where we have had limited sales to date. Our management team has in the past considered an opportunity to open a repair station in China as part of a joint venture with a local partner and has investigated the possibility of establishing a facility in Asia. The establishment of such a repair station would enable us to provide MRO services in the region and would facilitate our penetration into this market.

•

Selectively pursue acquisition opportunities. We believe that additional acquisition opportunities exist that will complement our OEM and MRO businesses. We will continue to pursue targeted complementary business acquisitions which will broaden the scope and depth of our OEM and MRO operations and increase our market share, although we have no present specific plans, proposals or arrangements with respect to any such acquisition.

•

Increase our cross-selling efforts. Until we acquired Piedmont in July 2005, our MRO services were limited to heat transfer components and pneumatic ducting. With our acquisition of Piedmont, we expanded our MRO services capabilities to include APUs, propellers and landing gear and added a parts services business. The expansion of our MRO service offerings allows us to offer a more complete MRO service solution to our current customer base. Consequently, we intend to increase our cross-selling efforts and offer the full range of our services to the historical customers of Limco and the new customers we obtained with the acquisition of Piedmont. We also intend to increase our marketing efforts to our current customer base by employing additional marketing and sales personnel in 2007, increasing our attendance at trade shows and by placing additional advertisements in relevant trade publications.

Our Business

OEM products

          We manufacture a wide range of heat transfer components used in commercial, regional, business and military aircraft, air conditioning systems, complete environmental control systems and cooling systems for electronics. These parts are manufactured in compliance with all of the stringent quality assurance standards that apply to the manufacture of aircraft parts. Our quality systems comply with ISO 9001, AS9100, Boeing quality systems approval D6-82479, and FAR 21.303 (the FAA standard for Parts Manufacturer Approval).

          We manufacture a wide range of heat transfer components both in the United States and Israel. We specialize in the design and manufacturing of highly efficient, compact and reliable heat transfer components that are designed to meet stringent constraints such as size, weight and applicable environmental conditions. Heat transfer components, such as heat exchangers, precoolers, evaporators, oil coolers and cold plates, are integral components of a wide variety of environmental control systems and mechanical and engine systems, as well as a wide range of electronic systems. These systems generate heat during operation that must be removed and dissipated. Heat transfer components facilitate the exchange of the heat created through the operation of these systems by transmitting the heat from a hot medium (air, oil or other fluids) to a cold medium for disposal.

          In the aerospace industry, there is a constant need for improvements in performance, weight, cost and reliability. In addition, as electronic systems become smaller and more densely packed, the need for sophisticated and efficient heat transfer components to provide the cooling functions becomes more critical. Using our technological expertise, we believe we are well positioned to respond to these industry demands through continued new product development and product improvements.

          Our principal heat transfer components products include air-to-air heat exchangers and precoolers and liquid-to-air heat exchangers. Typically, the air-to-air heat exchangers and precoolers cool a jet engine’s hot “bleed air” which, when cooled, is then used in the aircraft’s air conditioning, pressurization and pneumatic systems. The liquid-to-air heat exchangers cool liquids such as engine oil, hydraulic oil and other liquid coolants used in other systems.

          We believe that the global commercial OEM aerospace market in 2005 was approximately $400 million for heat exchangers, $300 million for cold plates, $300 million for air conditioning and $10 billion for flow accessories.

          We provide anywhere from one to all of the different types of heat transfer components in certain aircraft. Wide body planes require generally seven different types of heat transfer components, while regional aircraft and helicopters contain approximately three types. Our heat exchangers and precoolers, which are types of heat transfer components found in most aircraft, are generally sold for between $1,000 and $20,000 per unit. A substantial portion of our heat transfer components are sold to customers in connection with the original manufacture or retrofitting of particular aircraft equipment. We generally enter into long-term supply contracts with our customers, which require us to supply Heat transfer components as part of a larger project.

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

          Our customers for heat transfer components include: Liebherr, Boeing, IAI, Cessna, Bell Helicopter, or Bell, and Raytheon Aircraft Company, or Raytheon, as well as the United States Air Force and Navy. As a result of the specialized nature of the systems in which our parts are included, spare and replacement parts for the original heat transfer systems are usually provided by us.

          We are also engaged in the design, development and manufacture of aviation accessories. These accessories include fuel component systems, such as valves and pumps, secondary power systems, various instrumentation and electronic assemblies. Our customers for the design, development and manufacture of aviation accessories include Lockheed-Martin, Boeing, Teledyne, the Israeli Air Force, IAI, as well as the U.S. Air Force and Navy.

MRO Services

          We provide services for the components segment of the MRO services market. Our MRO services segment includes the repair and overhaul of heat transfer components, APUs, propellers, landing gear and pneumatic ducting, among other components. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft components typically require MRO services, including repairs and installation of replacement units, after three to five years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period. Our business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems.

          The global market for commercial MRO services was approximately $38.8 billion in 2005 according to AeroStrategy, and the components sector in which we participate accounted for approximately 21% of the commercial MRO market. The global market for military aircraft MRO was estimated to be approximately $56 billion in 2005 according to AeroStrategy, of which approximately $9.2 billion was for components.

          We are licensed by Hamilton Sundstrand, a leading provider of aerospace products, to provide MRO services for all of their air-to-air heat transfer products and by Honeywell Aerospace, or Honeywell, a leading manufacturer of aerospace products and an aerospace services provider, to provide MRO services for three of their APU models. Our repair stations are certified by the FAA and the European Aviation Safety Agency, or EASA. In conjunction with our MRO services, we also manufacture heat transfer components used in commercial, regional, business and military aircraft, complete environmental control systems and cooling systems for electronics.

          We specialize in the repair and overhaul of heat transfer components, APUs, propellers, landing gear and pneumatic ducting. Heat transfer components are devices that efficiently transfer heat from one fluid to another or from hot air to colder air in various cooling systems and are essential components of an aircraft. These components include heat exchangers, oil coolers, precoolers, reheaters, condensers, water separators and evaporators. APUs are relatively small, self-contained generators used to start jet engines, usually with compressed air, and to provide electricity, hydraulic pressure and air conditioning while an aircraft is on the ground. In many aircraft, an APU can also provide electrical power in the air.

          We are continually increasing our MRO capabilities based upon market need or customer request. Our capabilities include, although are not limited to, components used in aircraft manufactured by the following aircraft manufacturers:

•	Airbus
•	ATR
•	Boeing
•	Bombardier
•	British Aerospace
•	Cessna
•	Embraer
•	Fairchild
•	Fokker
•	General Dynamics
•	Gulfstream
•	Lockheed Martin
•	Raytheon
•	SAAB
•	Shorts

          We perform our MRO services at our four repair stations in Oklahoma and North Carolina, all of which are licensed by the FAA and EASA to provide MRO services. Our Oklahoma facility, which is undergoing AS 9100 certification, provides MRO services for heat transfer components and pneumatic air-handling ducting. Our North Carolina facilities, which are ISO 9001 certified, provide MRO services for APUs, propellers and landing gear.

          We believe that we are one of the two leading providers of MRO services for heat transfer components. Established in 1974, our Oklahoma facility provides testing, minor repair, overhaul, and remanufacturing for the following types of heat transfer components that are used in commercial and military aircraft:

•	heat exchangers
•	oil coolers
•	Precoolers
•	Reheaters
•	condensers
•	evaporators
•	water separators

          We offer MRO services for heat transfer components to our customers on multiple levels. If the damage is significant, we will remanufacture the unit, which generally entails replacing the core matrix of the damaged or old heat transfer product in lieu of replacing the entire unit with a new one. We design and develop these customized remanufactured units as a cost effective alternative to new part replacement. In the event of less severe damage, we will either overhaul or repair the unit as necessary. Re-manufactured units carry warranties identical to those provided to new units.

          Our Oklahoma repair station also specializes in providing fast and efficient quality repair and overhaul of pneumatic air-handling ducting that is used in airframes, air conditioning systems, anti-icing systems, APUs, engines and exhaust systems.

          Our Kernersville, North Carolina facility specializes in providing MRO services for three APU models manufactured by Honeywell (models 30, 36, and 85), and we expect to be able to provide MRO services for the

Honeywell model 331 later this year. APUs are self-contained units that are used in aircraft to start the main engines, usually with compressed air, and to provide electrical power, hydraulic pressure and air conditioning while the aircraft is waiting on the ground and during in-flight emergency situations.

          Our Winston-Salem, North Carolina facility specializes in providing MRO services for propellers manufactured by Hartzell Propeller Inc. and McCauley Propeller Systems, including their fixed pitch aluminum and composite material blades, and propellers manufactured by Hamilton Sundstrand and Dowty Rotol. In addition, our North Carolina facilities provide MRO services for landing gear for regional aircraft manufactured by Bombardier Canadair Regional Jet, ATR, British Aerospace Jet Stream and Bombardier Dash 8.

          We believe that establishing and maintaining relationships with OEMs is an important factor in achieving sustainable success as an independent MRO service provider. OEMs grant participants in the overhaul and repair services market authorizations or licenses to perform repair and overhaul services on the equipment they manufacture. OEMs generally maintain tight controls in order to maintain high quality of service to their customers, and in certain cases, grant very few authorizations or licenses. Obtaining OEM authorizations requires sophisticated technological capabilities, experience-based industry knowledge and substantial capital investment. We believe that service providers that have received OEM authorizations and licenses gain a competitive advantage because they typically receive discounts on parts, technical information, OEM warranty support and use of the OEM name in marketing. We are an independent MRO service provider that is licensed by Hamilton Sundstrand, the largest heat transfer components manufacturer, for its air-to-air heat transfer components in North America and are one of only two North American companies licensed by Honeywell, the largest manufacturer of APUs, for three of its APU models. We are also a licensed MRO service provider for propellers manufactured by Hartzell Propeller Inc. and McCauley Propeller Systems.

          Each of the authorizations or licenses that we have with OEMs is in the form of a contractual arrangement. Some of these contracts require us to pay an authorization fee to the OEM and, in some cases, we are also required to pay annual authorization fees and royalties, or to fulfill other conditions set by the OEM. None of our material authorizations or licenses expires prior to 2008. Our OEM licenses from Hamilton Sundstrand will expire in May 2008 but may be extended through May 2013, and our OEM license from Honeywell will expire in June 2011.

Engineering Capabilities

          Our engineering department supports our OEM activity and also enhances our ability to provide our customers with high-end top quality MRO services. Our engineering departments employ seven certified mechanical and aerospace engineers, including a Designated Engineering Representative, or DER, certified by the FAA. Our multi-disciplinary team of engineers specializes in heat transfer components and supports all processes of thermal and structural analysis, mechanical and metallurgical research and development for manufacturing design. Our engineers have direct experience with aerospace component repair and have experience with the process of obtaining supplemental type certificates from the FAA and in obtaining FAA product manufacturing authorizations. Our onsite DER is certified by the FAA to approve the repair of engines, APUs, and mechanical systems and equipment, which enables us to respond quickly to our customers’ needs. Having a DER on staff allows us to enter the market for a particular type of service more quickly that those of our competitors who do not employ a DER. We work directly with the FAA Aircraft Certification Office in obtaining approvals on projects that are outside our DER’s authority.

          An example of the value provided by our engineering staff is the development of a remanufacturing process which is based on replacing the failed core material (known as the core matrix) of heat transfer components with a new core. This process enables us to provide overhauled units to our customers for significantly less than the cost of a new unit.

          We believe that our engineering staff provides us with the ability to support our OEM customers with innovative and efficient products while maintaining short product development cycles, high quality design and competitive pricing.

Parts Services

          Our parts services division provides a number of services for commercial, regional and charter airlines and business aircraft owners, including inventory management and parts services. We presently assist several of these customers with their parts procurement needs by using our knowledge of the aircraft component industry to quickly acquire necessary aircraft components in a cost-effective manner. We have a knowledgeable and experienced staff of 10 customer service representatives and offer our customers 24 hour service and same day shipping. We currently supply parts to approximately 500 commercial, regional and charter airlines and business aircraft owners.

          Our parts services division provides a number of services for commercial, regional and charter airlines and business aircraft owners, including inventory management and parts services. We assist these customers with their parts procurement needs by using our knowledge of the aircraft component industry to quickly acquire necessary aircraft components in a cost-effective manner. We have a knowledgeable and experienced staff of 10 customer service representatives and offer our customers 24 hour service and same day shipping.

          We currently supply parts to approximately 500 commercial, regional and charter airlines and business aircraft owners. For these customers, we purchase parts against orders and resell at a margin. We also maintain a small inventory of commonly-replaced parts to improve our response time on orders. As our customers’ aircraft fleets go through their repair cycles, their parts requirements change from one year to the other.

          Our parts services division specializes in Honeywell’s 85 and 36 series APU models, Honeywell line replacement units, Hartzell propellers, McCauley propellers, APPH landing gear, and Embraer, Raytheon, Purolator-Facet, Messier Dowty, Boeing, PM Research and BP Oil parts.

          We believe that the growth of our parts services division is attributable to our access to the large inventory of component parts we maintain for our MRO services, our favorable pricing for parts purchased pursuant to licenses with OEMs and from our reputation for good and prompt service. We also benefit from the purchasing power we have gained as a result of the large number of parts we purchase for our MRO services. We are continuing our efforts to increase our recognition in the market by attendance at tradeshows, industry advertising and promoting our website.

Customers

Major Customers

          Our products and services are provided worldwide to OEMs and end-user customers in the commercial, military and industrial markets. For the fiscal years ended December 31, 2006 and 2005 our major customers were:

	Years Ended

	December 31, 2006		December 31, 2005

Customer	Revenues in Thousands	Percentage	Revenues in Thousands	Percentage

Elta	$2,752	3.5%	$1,451	2.9%
Fokker	5,460	7.0%	2,536	5.1%
Liebherr	3,504	4.5%	2,940	5.8%
Lockheed-Martin	2,360	3.0%	3,209	6.5%
U.S. Government	3,093	4.0%	5,468	11.1%

Total	$17,169	22.0%	$15,604	31.4%

          OEM Customers. We currently sell our OEM products to commercial and military aircraft manufacturers and defense contractors and the U.S. government. Our customers, include Elta, Liebherr, Lockheed-Martin, Teledyne, Thales, Hamilton, Cessna, IAI , Boeing and Bell.

          MRO Customers. We currently service approximately 150 MRO customers, including major domestic and international airlines, air cargo carriers, maintenance service centers and the military. Our ten largest MRO customers accounted for approximately 42% and 38% of our consolidated 2005 and 2006 sales, respectively. No customer accounted for more than 10% of our total sales in these periods. Our customers, includeRaytheon and end-users such as KLM, Lufthansa, Bell, Raytheon and the U.S. Air Force and Navy.

          Parts Services Customers. We are not a party to any parts services contracts, and purchase parts against orders received from our customers. Our five largest parts services customers accounted for approximately 69.1% of our parts services sales in 2006.

Military Contracts

          Sales to the U.S. and Israeli governments accounted for approximately 4.0% and 1.1% of our revenues in the year ended December 31, 2006, approximately 11.1% and 1.7 % of our revenues in 2005, and approximately 10.6 % and 2.6 % of our revenues in 2004, respectively.

          Many of our contracts are competitively bid and awarded on the basis of technical merit, personnel qualifications, experience and price. We also receive some contract awards involving special technical capabilities on a negotiated, noncompetitive basis due to our technical capabilities.

          We provide products under government contracts that usually require performance over a period of several months to five years. Long-term contracts may be conditioned upon continued availability of congressional appropriations. Variances between anticipated budget and congressional appropriations may result in a delay, reduction or termination of these contracts.

          The vast majority of our government contracts are fixed-price contracts. Under these contracts we agree to perform specific work for a fixed price and, accordingly, realize the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. Our allowable government contract costs and fees are subject to audit and may result in non-reimbursement of some contract costs and fees. Audits conducted for periods through fiscal year 2006 have resulted in no material cost recovery disallowances for us.

          Some of our government contracts contain options that are exercisable at the discretion of the customer. An option may extend the period of performance for one or more years for additional consideration on terms and conditions similar to those contained in the original contract. An option may also increase the level of effort and assign new tasks to us. In our experience, these options are typically exercised.

          Our eligibility to perform under our certain government contracts requires us to maintain adequate security measures. We have implemented security procedures that we believe adequately satisfy the requirements of our federal government contracts.

Sales and Marketing

          We derive our revenues mainly from sales to customers in the United States, Israel and Europe. The geographic distribution of such sales is as follows:

	Years Ended

	December 31, 2006		December 31, 2005

Geographic Region	Revenues in Thousands	Percentage	Revenues in Thousands	Percentage

United States	$51,292	66.2%	$30,495	62.0%
Europe	15,210	19.6%	11,256	22.9%
Israel	7,042	9.1%	4,122	8.4%
Asia	1,953	2.5%	1,983	4.0%
Other	2,036	2.6%	1,337	2.7%

Total	$77,533	100.00%	$49,193	100.00%

          We market our products and services through our marketing staff and a worldwide network of independent representatives. Our representatives are strategically located near key customer sites in offices throughout the United States, Europe, Asia, the Middle East and South America. Our staff is in regular contact with engineering and procurement personnel and program managers of existing and target customers to identify new programs and needs for our products, obtain requests for quotations and identify new product opportunities. Our marketing activities also include advertising in technical publications which target heat transfer components and related markets, attending exhibitions, trade shows and professional conferences, organizing seminars and direct mailing of advertisements and technical brochures to current and potential customers.

          Our parts services division employs 10 persons in its customer service staff. These individuals are responsible for handling orders and contacting target customers and are available to our clients 24 hours a day, seven days a week.

Backlog

          On June 22, 2007, we had a backlog of approximately $19 million for products as compared to a backlog of approximately $17 million for products to be delivered at June 20, 2006. We anticipate that approximately $13 million of our backlog at June 22, 2007 will be delivered by December 31, 2007 and approximately $6 million will be delivered by December 31, 2008.

Product and Service Warranties

          We provide warranties for our products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product. To date, our warranty costs have not been substantial. As of December 31, 2006 the aggregate amount of the warranty provision is not material.

Competitive Environment

          A number of our competitors have inherent competitive advantages. For example, we compete with the service divisions of large OEMs who in some cases have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. We also compete with the in-house service divisions of large commercial airlines and there is a strong incentive for an airline to fully-utilize the services of its maintenance employees and facilities. Further, our competitors may have additional competitive advantages, such as:

•	the ability to adapt more quickly to changes in customer requirements and industry conditions or trends;

•	greater access to capital;

•	stronger relationships with customers and suppliers;

•	better name recognition; and

•	access to superior technology and marketing resources.

          OEM Products

          The heat transfer field requires specialized technology, equipment and facilities, an experienced technical and engineering staff, as well as highly sophisticated and trained technicians. Although these factors have tended to limit the number of manufacturers who enter this field, it nonetheless remains very competitive. The major manufacturers in the field are Honeywell and Hamilton. Other manufacturers in the United States are Hughes-Treitler division of Ametek Inc., Lytron Inc., Hamilton Sundstrand and Honeywell, Stewart Warner South Wind Corp., United Aircraft Products, Triumph, and manufacturers based in Europe include I.M.I. Marston Ltd., Normalair Garrett Ltd., or NGL, Honeywell-SECAN France, or SECAN, and Behr Industry GMBH & Co KG.

          MRO Services

          The market for MRO services is highly competitive. Competition in this market is based on quality, price, and the ability to provide a broad range of services and to perform repairs and overhauls rapidly. Our primary MRO services competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers. For heat transfer component MRO services our major competitors are the LORI Heat Transfer Center of Honeywell and SECAN-Honeywell (France). For APU, propeller and landing gear MRO services our major competitors are Standard Aero Group Inc., Aerotech International Inc., Honeywell, Alameda Aerospace, JetSet Aerospace LLC, Messier-Dowty Aerospace (MD), AAR Corp., Hawker Pacific, APRO, Aircraft Propeller Service Inc., Pacific Propeller International LLC and H&H Propeller.

          Parts Services

          The parts services industry is highly competitive and fragmented. Competition in this markets is based on price, quality and service. Competitors in this segment include OEMs, the service divisions of large commercial airlines and other independent suppliers and distributors of parts.

Engineering and Manufacturing

          We and our subsidiaries employ 366 persons engaged in engineering and manufacturing, repair, and testing of products. Our engineering staff has extensive knowledge and experience related to our heat transfer components. Most of our product lines have a designated project manager who is an experienced engineer and is in charge of all the activities in his area. The product manager interfaces with the customer, engineering department, manufacturing department and vendors, and is responsible for all aspects of the program including scheduling, adherence to specifications, customer support and reporting.

          In general, we have manufacturing capabilities for most of the components of our heat transfer components. We also manufacture the necessary tools, fixtures, test equipment and special jigs required to manufacture, assemble and test these products. We have developed proprietary design techniques and computer-aided design software which assists in the mechanical design and manufacturing of our products. All of our products are inspected and tested by trained inspectors using highly sophisticated test equipment in accordance with customer requirements.

          We are dependent upon single sources of supply for certain components and seek to maintain an adequate inventory of all imported components. Our Israeli operations employ the services of a purchasing agent, which is a corporation wholly-owned by certain of our officers and directors. See Item 13. “Interest of Management in Certain Transactions.”

Source and Availability of Raw Materials and Spare Parts

          We acquire most of the components for the manufacture of our products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States. Certain of these suppliers are currently the sole source of one or more components upon which we are dependent. Since many of our purchases require long lead-times, a delay in supply of an item can significantly delay the delivery of a product. Generally, we have not experienced any particular difficulty in obtaining timely deliveries of necessary components. The raw materials used in our manufacturing programs are generally readily available metals and alloys. We have not had any difficulty in obtaining such materials in the past. We depend on a limited number of suppliers of components for our products and if we are unable to obtain these components when needed, we would experience delays in manufacturing our products and our financial results could be adversely affected. See Item 3.D. “Risk Factors.”

          We depend on a number of OEMs for parts for our OEM and MRO operations and our parts services business. Our authorizations from OEMs often require that we purchase component parts that are needed for our MRO services from them or their designated distributors. We made 19.6% and 18.8% of our parts purchases from Honeywell and 9.8% and 8.4% of our parts purchases from Hamilton Sundstrand in 2006 and 2005, respectively. We have an agreement with Honeywell under which Honeywell has agreed to sell us certain of their parts at a discount for a period of five years, ending May 31, 2011.

          In the year ended December 31, 2006, we purchased $6.7 million of parts from Honeywell, $3.2 million of parts from Hamilton Sundstrand. The loss of any of these key suppliers or an unfavorable modification of any of our agreements with such suppliers could have a material adverse effect on our business. We have at times experienced delays in receiving parts from our key suppliers, and any significant future delays could have a material adverse effect on our business and results of operations. If we had to develop alternative sources of supply, our ability to supply parts to our customers when needed could be impaired, business could be lost and margins could be reduced in both our MRO services and parts services segments.

          We select our suppliers primarily based on their ability to ensure that their parts are serviceable and traceable to OEM-approved sources, their delivery performance and their ability to help us reduce our total cost of procuring those parts. For quality control, cost and efficiency reasons, we generally purchase supplies only from vendors with whom we have ongoing relationships or who our customers have previously approved. We have qualified second sources or have identified alternate sources for many of our parts services needs.

Government Regulations

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

Aerospace and Safety Regulations

          The commercial aerospace industry is highly regulated by the FAA in the United States, EASA in Europe, the Civil Aviation Authority in England and other governmental authorities elsewhere in the world, while the military aerospace industry is governed by military quality specifications established by the U.S. Department of Defense for the manufacturing and repair industries and ISO-9001. We are required to be certified by one or more of these entities and, in some cases, by individual OEMs. We must also satisfy the requirements of our customers, including OEMs and airlines, that are subject to FAA regulations, and provide these customers with products that comply with the government regulations applicable to commercial flight operations. We currently satisfy or exceed these FAA maintenance standards in our repair and overhaul activities. We maintain four repair stations approved by the FAA, two in Oklahoma and two in North Carolina.

          Our operations are also subject to a variety of worker and community safety laws including The Occupational Safety and Health Act of 1970, known as OSHA, which mandates general requirements for safe workplaces for all employees. In addition, OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances. We believe that our operations are in material compliance with OSHA’s health and safety requirements.

          We believe that we are in material compliance with the governmental regulations affecting the aerospace and defense industry.

Environmental Matters

          Our operations are subject to a number of laws in Israel and the United States, and to regulation by government agencies, including the U.S. Environmental Protection Agency. Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transportation and disposal of pollutants and hazardous substances. These authorities may require us to initiate actions to remediate the effects of hazardous substances which may be or have been released into the environment, and require us to obtain and maintain permits in connection with our operations. This extensive regulatory framework imposes significant compliance burdens and risks.

          Although we seek to maintain our operations and facilities in compliance with applicable environmental laws, there can be no assurance that we have no violations, or that changes in such laws, regulations or interpretations of such laws or in the nature of our operations will not require us to make significant additional expenditures to ensure compliance in the future. Currently, we do not believe that we will have to make material capital expenditures for our operations to comply with environmental laws or regulations, or to incur material costs for environmental remediation during the 2007 fiscal year.

          We have received no third party environmental claims relating to the our facilities, and we believe that we have all material licenses and certifications that are required in the jurisdictions in which we operate.

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

C. Organizational Structure

          We are 47.8% owned by TAT Industries, a holding company incorporated under the law of the State of Israel whose shares are traded on the TASE.

          Our wholly-owned subsidiary Limco-Piedmont is incorporated under the laws of Delaware and located in Tulsa, Oklahoma. Its Limco-Airepair subsidiary is certified by the FAA to engage in the remanufacture, overhaul and repair of heat transfer components for the aviation industry. Limco-Piedmont’s Piedmont subsidiary was organized under the laws of North Carolina and its facilities are located in Kernersville and Winston Salem, North Carolina. Piedmont is certified by the FAA to engage in the repair and overhaul of various aircraft accessories.

D. Property, Plants and Equipment

          Our executive offices, research and development and manufacturing facilities in Israel are located in a 31,679 square foot facility located in Park Re’em near Gedera. The land of this facility is leased from the Israeli Government pursuant to a lease that expires in 2020, which was assigned, but not registered, to us by TAT Industries in connection with our acquisition of TAT Industries’ heat exchanger operations in December 1991. See Item 7. “Major Shareholders and Related Party Transactions.”

          In connection with the purchase of the operations relating to the manufacture of aviation accessories of TAT Industries in February 2000, we and TAT Industries entered into a lease agreement, pursuant to which we are leasing from TAT Industries approximately 329,000 square feet, including 90,000 square feet of office space, for a period of 24 years and 11 months. From 2000 to 2004 we paid TAT Industries annual rental fees of approximately $300,000 per year, with an additional incremental payment of 2% per year. The rental fee is subject to revaluation every fifth year. In 2005 the rental fee was reviewed by a real estate appraiser, and as a result was increased to $310,000 per year with an additional incremental payment of 2% per year. The rental fee will be subject to an increase in 2010. We are entitled to a one-time right of termination of the agreement after 10 years.

          Limco-Piedmont owns and operates a 55,000 square foot manufacturing plant in Tulsa, Oklahoma which supports both our OEM business and our aftermarket heat transfer component repair station. This facility also houses Limco-Piedmont’s administration, engineering, quality control and support services. We also lease an additional 9,000 square foot repair station adjacent to the Tulsa manufacturing plant to support the growth of our heat transfer component and pneumatic ducting MRO services. This five-year lease agreement, which expires on September 1, 2011, provides for one renewal option for a five year term. For the initial five year term, the annual rent is $43,200 per year and increases to $45,600 per year for the two year period ending September 1, 2011. If the renewal option is exercised, the annual rent for that five year term would be $45,600 per year plus the increase in the consumer price index as compared to September 1, 2006.

          We lease approximately 56,000 square feet space for our facility in Kernersville, North Carolina. In 2007, the annual rental expenses for this property will be $69,060. The lease, which expires on November 1, 2011, provides for two renewal options, each for a five year term. In addition, we also lease approximately 31,000 square feet space for our facility in Winston Salem, North Carolina. The lease, which provides for an annual rental expense of $6,000 in 2006, expires on November 1, 2007, and we expect a significant increase in the rental expense for this facility, since the current annual rent is significantly below market price. We do not believe that such an increase will be material to us.

          Management believes that our present facilities are well maintained, in good condition and are sufficient for us to continue to operate and meet our production needs. Our utilization of our production capacity varies from time to time based on fluctuations in our business and other factors.

Item 4A.	Unresolved Staff Comments

          Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

Overview

          We were incorporated under the laws of the State of Israel in April 1985. We provide a variety of services and products to the aerospace industry, including the manufacture and sale of a broad range of heat transfer components used in mechanical and electronic systems on-board commercial and military aircraft and in a variety of other electronic equipment. Through our wholly-owned subsidiary, Limco-Piedmont Inc., we operate four FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. In conjunction with its MRO services, Limco also manufactures related OEM components for airplane manufacturers and other environmental control and cooling systems. Piedmont’s parts services division offers parts services for commercial, regional and charter airlines and business aircraft owners.

          In July 2005, Limco acquired Piedmont for approximately $20.2 million, which includes $5.9 million in cash and the assumption of approximately $10.5 million of bank indebtedness and $3.7 million of other liabilities of Piedmont. The acquisition was accounted for using the purchase method of accounting as determined in FASB Statement No. 141 and accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition. Among the assets acquired from Piedmont, we allocated $11.3 million of the purchase price to current assets, $4.8 million to goodwill, $1.9 million to customer relationships, $1.2 million to property and equipment, $653,000 to non-compete agreements and $307,000 to other intangible assets.

          After our acquisition of Piedmont, we initiated a broad cost-cutting initiative, which included:

•

the consolidation of five business groups within Piedmont into three business groups which allowed us to reduce the number of Piedmont employees by 12% and to permit the lease of a Piedmont facility to lapse, reducing the number of facilities being utilized by Piedmont from three to two; and

•	the replacement of $10.5 million of indebtedness bearing interest at an average rate of 8.17% with new debt bearing interest at an average rate of 6.34% as of June 30, 2005.

          We believe that these actions resulted in savings of approximately $2 million to our company on an annual basis.

          Our revenues and cost of revenues may vary significantly from year to year due to fluctuations in the mix of products ordered by customers and in the timing of orders and deliveries. As a result, comparisons of one period to another in any given year are not necessarily an accurate indication of future trends.

          A substantial portion of our revenues is derived from the sale of products and services for the non-military market in the United States, Israel and Europe, nevertheless, our management believes that the success and development of our business will continue to depend in part upon our ability to participate in the defense programs of the United States, Israel and other governments. Certain of such defense programs have been reduced or terminated as a result of current political conditions and budgetary constraints; it is not possible to determine the extent to which such reductions have affected our revenues. These governments may not continue to commit to the current level of resources to such programs, we may not be able to continue to participate in such programs, and changes to such programs may materially affect our financial condition. As a result, our historical results of operations and financial position are not necessarily indicative of any future operating results or financial position.

General

          Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Financial Accounting Standards Board Statement No. 52. The majority of our sales are made outside Israel in dollars. In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

Sources of Revenues

          We specialize in the manufacture and sale of a broad range of heat transfer components used in mechanical and electronic systems on-board commercial and military aircraft and in the repair and overhaul of heat transfer components, APUs, propellers, landing gear and pneumatic ducting. We are licensed by Hamilton Sundstrand, a leading provider of aerospace products, to provide MRO services for all of their air-to-air heat transfer products, by Honeywell, a leading manufacturer of aerospace products and aerospace services provider, to provide MRO services for three of their APU models. Our propeller repair facility is an authorized service center for Hartzell and McCauley propellers. Our repair stations are certified by the FAA and the EASA. We also manufacture heat transfer components used in commercial, regional, business and military aircraft, complete environmental control systems and cooling systems for electronics.

          Our parts services division provides inventory management and parts services for commercial, regional and charter airlines and business aircraft owners. We also maintain a small inventory of parts for resale.

          The following table reflects the geographic breakdown of our revenues for each of the three years ended December 31, 2006:

	Years Ended December 31,

	2006		2005(1)		2004

	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues

Sources of Revenues
North America	$51,292	66.2%	$30,495	62.0%	$17,569	52.9%
Europe	15,210	19.6%	11,256	22.9%	8,736	26.3%
Israel.	7,042	9.1%	4,122	8.4%	5,095	15.3%
Asia	1,953	2.5%	1,983	4.0%	1,430	4.3%
Other	2,036	2.6%	1,337	2.7%	413	1.2%

Total	$77,533	100.00%	$49,193	100.00%	$33,243	100.00%

(1)	Includes the operations of Piedmont since its acquisition in July 2005.

          Our revenues from our three principal lines of business for the three years ended December 31, 2006 were as follows:

	Years Ended December 31,

	2006		2005(1)		2004

	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues

Revenues:
MRO services	$43,824	56.5%	$27,733	56.4%	$14,105	37.7%
OEM products	18,512	23.9%	17,405	35.4%	19,138	62.3%
Parts services (2)	15,197	19.6%	4,055	8.2%	—	—

Total revenues	$77,533	100.00%	$49,193	100.00%	$33,243	100.00%

(1)	Includes the operations of Piedmont since its acquisition in July 2005.

(2)	Prior to the acquisition of Piedmont in July 2005 parts services revenues were an incidental part of our business.

Costs and Expenses

          Cost of revenues. Our cost of revenues for OEM manufacturing consists of our cost of revenues for MRO services consists of component and material costs, direct labor costs, shipping expenses, overhead related to manufacturing and depreciation of manufacturing equipment. Our cost of revenues for parts services consists primarily of the cost of the parts and shipping expenses.

          Our gross margin is affected by the proportion of our revenues generated from MRO services (including the sale of OEM products) and parts services. Our revenues from MRO services generally have higher gross margins than our parts services.

          Selling and marketing expenses. Selling and marketing expenses consist primarily of commission payments, compensation and related expenses of our sales teams, attendance at trade shows and advertising expenses and related costs for facilities and equipment.

          General and administrative expenses. General and administrative expenses consist of compensation and related expenses for executive, finance, legal and administrative personnel, professional fees and other general corporate expenses and related costs for facilities and equipment.

          Financial income (expense), net. Financial income (expense), net consists of our income and interest expense . Our interest expense relates to the interest paid to Bank Leumi and changes in the rate of the NIS against the U.S. dollar

          Other income. Other income results from our sale of marketable securities and equipment.

          Tax expense. Tax expense consists of Israeli, U.S. federal, state and local taxes on the income of our business.

Impact of Critical Accounting Policies

          Our consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are both most important to the portrayal of our financial condition and results of operations and require our management’s most difficult, subjective and complex judgments and estimates. Actual results could differ from those estimates.

          In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Our management has reviewed these critical accounting policies and related disclosures with the Audit Committee.

          Our management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of our consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the our reported financial results include revenue recognition and inventory valuation.

Segments

          In 2005, following the acquisition of Piedmont, there was a change in our reported segments. Accordingly, commencing 2005, we began to report based on two segments: (1) MRO and OEM and (2) parts, compared to one reportable segment in 2004. During 2006, due to a reorganization of the group and the decision to seek equity financing through an initial public offering of Limco-Piedmont Inc., we now manage our segments on the basis of three reportable segments: (1) OEM (2) MRO and (3) parts, and we follow the requirements of SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information” (“SFAS No. 131”).

          The segment disclosure for 2005 was restated to reflect retroactively the effect of reporting based on three segments to be in conformity to our 2006 disclosure. (See Note 1a for a brief description of the Company’s business)

          The Company’s three reporting segments are as follows:

  OEM - focuses on the manufacture of heat transfer equipment such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition, we manufacture aircraft accessories and systems such as pumps, valves, power systems, turbines, etc.;

  MRO - focuses on the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components and of repair of APUs, propellers and landing gear; and

  Parts - focuses on the sale of APU, propeller and landing gear parts.

Revenue recognition

          Revenues from the sale of our products and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of the resulting receivable is probable, the price is fixed or determinable and we no longer have any significant obligation with respect to such sale. We do not grant a right of return. Revenue from remanufacture, repair and overhaul services are recognized as services are performed.

          Revenues from maintenance contracts are recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. We estimate the costs that are expected to be incurred based on our experience with the aggregate costs incurred and to be incurred on contracts of this nature. The costs incurred related to our maintenance contracts are not incurred on a straight-line basis, as the timing to provide our maintenance services is dependent on when parts under these contracts require maintenance.

Goodwill, Other Intangible Assets and Long-Lived Assets

          Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Of the $7.1 million of goodwill on our balance sheet as of December 31, 2006, approximately $4.3 million was a result of the acquisition of Piedmont. The identifiable intangible assets relating to the Piedmont acquisition, other than goodwill, included in our balance sheet are workforce, customer relationships and other assets acquired. The value we assigned to these intangible assets, using the income approach based on the present value of the cash flows attributable to each asset, was approximately $2.9 million. The amounts allocated to these intangible assets are being amortized on a straight-line basis over periods ranging from 0.3 to 10 years.

          We review goodwill and other intangible assets for potential impairment annually and when events or changes in circumstances indicate the carrying value of the goodwill or the other intangible assets may be impaired, in which case we may obtain an appraisal from an independent valuation firm to determine the amount of impairment, if any. In addition to the possible use of an independent valuation firm, we perform internal valuation analyses and consider other publicly available market information. We determine fair value using widely accepted valuation techniques, including discounted cash flow and market multiple analyses. These types of analyses require us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations. In the fourth quarter of fiscal 2006, we completed our annual impairment testing of goodwill using the methodology described in the notes to our consolidated financial statements, and determined there was no impairment of our goodwill. If actual results are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge.

Income Taxes

          We operate within multiple taxing jurisdictions and are subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In management’s opinion, adequate provisions for income taxes have been made for all years. Although management believes that its estimates are reasonable, no assurance can be given that the final tax outcome of these issues will not be different than those that are reflected in our historical income tax provisions.

          We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” (“SFAS No. 109”). We use the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carry forwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some portion of the deferred tax assets will not be realized. To the extent that our decisions and assumptions and historical reporting are determined not to be compliant with applicable tax laws we may be subject to adjustments in our reported income for tax purposes as well as interest and penalties.

Allowances for Doubtful Accounts

          We perform ongoing credit evaluations of our customers’ financial condition and we require collateral as deemed necessary. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. In judging the adequacy of the allowance for doubtful accounts, we consider multiple factors including the aging of our receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

          Inventories are stated at the lower of cost or market. Cost is determined by the average cost and first-in, first-out (FIFO) methods. Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time frames, valuation of existing inventory, as well as product lifecycle and product development plans. The business environment in which we operate, the wide range of products that we offer and the relatively short sales-cycles we experience all contribute to the exercise of judgment relating to maintaining and writing-off of inventory levels. The estimates of future demand that we use in the valuation of inventory are the basis for our revenue forecast, which is also consistent with our short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from non-moving items. Inventory management remains an area of management focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. We write down obsolete or slow moving inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, market conditions and sale forecasts. If actual market conditions are less favorable than we anticipate, additional inventory write-downs may be required.

Warranty Costs

          We provide warranties for our products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product. We estimate the costs that may be incurred under our warranty and record a liability in the amount of such costs at the time the product is shipped. We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. As of December 31, 2006 and 2005, the aggregate amount of our warranty costs was not material.

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

Key Indicators

          Our management evaluates our performance by focusing on our key performance indicators, which are our revenues, sources of revenues, gross profit, and operating income. These key performance indicators are primarily affected by the competitive landscape in which we operate and our ability to meet the challenges posed. Our management believes that the upward trend in our revenues is reflective of an industry-wide increase in demand for MRO services, and we currently expect that this trend will continue for the foreseeable future. While our management believes that demand for parts services will also continue to grow, this segment is subject to a high degree of volatility because of the potential impact of large one time parts purchases. We expect that the mix of our revenues will return to former levels over the course of the remainder of this year.

A. Operating Results

          The following table presents, for the periods indicated, information concerning our results of operations:

	Year ended December 31

	2006	2005	2004

	(in thousands)
Revenues
MRO services	$43,824	$27,733	$14,105
OEM products	18,512	17,405	19,138
Parts services	15,197	4,055	—

Total revenues	77,533	49,193	33,243
Cost of revenues
MRO services	32,214	21,514	10,607
OEM products	12,590	11,266	11,559
Parts services	12,835	2,812	—

Total cost of revenues	57,639	35,592	22,166

Research and development costs, net		72	125
Sales and marketing expenses	3,466	2,495	1,894
General and administrative expenses	6,710	5,138	3,793

Operating income	9,718	5,896	5,265
Financial income (expenses), net	(464)	(441)	87
Other income	59	210	54

Income before income taxes	9,313	5,665	5,406
Income taxes	3,247	2,136	1,667

Net income	$6,066	$3,529	$3,739

          The following table presents, for the periods indicated, information concerning our results of operations as a percentage of our revenues:

	Year ended December 31,

	2006	2005	2004

Revenues
OEM products	56%	56%	42%
MRO services	24	35	58
Parts services	20	8	—

Total revenues	100	100	100
Cost of revenues
OEM products	41	43	32
MRO services	16	23	35
Parts services	17	6	—

Cost of revenues	74	72	67
Research and development, net	—	*	*
Sales and marketing expenses	4	5	6
General and administrative expenses	9	11	11

Operating income	13	12	16
Financial income (expenses) , net	(1)	(1)	*
Other income	*	*	*

Income before income taxes	12	11	16
Income taxes	4	4	5

Net income	8%	7%	11%

* Less than one percent.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

          Revenues. Total revenues increased to $77.5 million for the year ended December 31, 2006 from $49.2 million for the year ended December 31, 2005, an increase of 57.5%. This increase was primarily attributable to the inclusion of a full year of revenues generated by our Piedmont subsidiary that was acquired in July 2005. In 2005, we included $16.1 million in revenues attributable to Piedmont while in 2006 Piedmont generated $42.3 million of revenues.

          Revenues from MRO services increased to $43.8 million for the year ended December 31, 2006 from $27.7 million for the year ended December 31, 2005, an increase of 58.1%. The increase in MRO services revenues in the year ended December 31, 2006 was primarily attributable to the $27 million of MRO services revenues generated by Piedmont in 2006 compared to $12.2 million generated by it in the second half of 2005 after its acquisition. The organic growth in our MRO services segment is primarily a result of increased sales to Piedmont’s existing customers and sales to new customers.

          Revenues from OEM sales increased to $18.5 million for the year ended December 31, 2006 from $17.4 million for the year ended December 31, 2005, an increase of 6.3%. The organic growth in our OEM product revenues is primarily a result of increased sales to existing customers, including to Limco-Piedmont.

          Parts services revenues increased by 274.7% to $15.2 million for the year ended December 31, 2006 from $4.1 million for the year ended December 31, 2005, when we acquired the parts business of Piedmont. The organic growth in parts sales is attributable to increased purchases by Piedmont’s existing customers and the recruitment of four new customers that required parts for the general overhaul of their aircraft.

          Cost of revenues. Cost of revenues increased to $57.6 million for the year ended December 31, 2006 from $35.6 million for the year ended December 31, 2005, an increase of 61.9%, principally as a result of the inclusion of the costs associated with Piedmont’s revenues. We expect that our cost of revenues will increase in 2007 consistent with the expected increase in our revenues.

          Cost of revenues MRO services. Cost of revenues increased to $32.2million for the year ended December 31, 2006 from $21.5 million for the year ended December 31, 2005, an increase of 49.7%, principally as a result of the inclusion of the costs associated with Piedmont’s revenues. We expect that our cost of revenues will increase in 2007 consistent with the expected increase in our revenues.

          Cost of revenues OEM products. Cost of revenues increased to $12.6 million for the year ended December 31, 2006 from $11.3 million for the year ended December 31, 2005, an increase of 11.8%, principally as a result of Increase in revenues. We expect that our cost of revenues will increase in 2007 consistent with the expected increase in our revenues.

          Cost of revenues parts services. Cost of revenues increased to $12.8 million for the year ended December 31, 2006 from $2.8 million for the year ended December 31, 2005, an increase of 356.4%, principally as a result of the inclusion of the costs associated with Piedmont’s revenues. We expect that our cost of revenues will increase in 2007 consistent with the expected increase in our revenues.

          Research and development net. We did not incur any research and development expenses in the year ended December 31, in 2006 while we incurred $72,000 in research development expenses in the year ended December 31, 2005. We do not expect to incur any significant research and development expenses in 2007.

          Selling and marketing expenses. Selling and marketing expenses increased to $3.5 million for the year ended December 31, 2006 from $2.5 million for the year ended December 31, 2005, an increase of 38.91%. The increase in our selling and marketing expenses is mainly due to the purchase of Piedmont in July 2005. Our selling and marketing expenses as a percentage of revenues increased to 4.5% for the year ended December 31, 2006 from 5.1% for the year ended December 31, 2005. We expect that our selling and marketing expenses will increase in 2007 consistent with the expected increase in our revenues.

          General and administrative expenses. General and administrative expenses increased to $6.7 million for the year ended December 31, 2006 from $5.1 million for the year ended December 31, 2005, an increase of 30.6%. General and administrative expenses as a percentage of revenues decreased to 8.6% for the year ended December 31, 2006 from 10.4% for the year ended December 31, 2005, primarily as a result of our reorganization of Piedmont’s operational structure from five business units to three business units and management’s efforts to streamline the number of levels of management at Piedmont after the acquisition. We expect that our general and administrative expenses will increase in 2007 as we incur costs associated with establishing the required controls necessary to be in compliance with the Sarbanes-Oxley Act and with our expected growth in operations.

          Operating income. Operating income in the year ended December 31, 2006 increased 64.8% to $9.7 million, or 12.5% of revenues, compared to $5.8 million in the year ended December 31, 2005 or 12.0% of revenues.

          Financial income (expenses), net. We incurred financial expenses of $464,000 in the year ended December 31, 2006 compared to financial expenses of $441,000 in the year ended December 31, 2005. These interest expenses relate to the loans we incurred in connection with the purchase of Piedmont. We believe that our financial expenses will decline in 2007 because of our expected repayment in mid-year of the outstanding debt incurred in connection with the purchase of Piedmont.

          Other Income. We had other income of $59,000 in the year ended December 31, 2006 compared to other income of $210,000 in the year ended December 31, 2005. Other income resulted from our sale of marketable securities and equipment.

          Income taxes. Our total income tax expense for the year ended December 31, 2006 amounted to $3.2 million, compared to $2.1 million in the year ended December 31, 2005. As a result of the increased profitability of our subsidiaries in the U.S., our effective tax rate increased in the year ended December 31, 2006 to 34.8% from 37.7% in the year ended December 31, 2005. This increase in taxes in the U.S. was offset in part by the decrease in the statutory tax rate in Israel, from 34% in the year ended December 31, 2005 to 31% in the year ended December 31, 2006.

          Net income. In the year ended December 31, 2006, we had net income of $6.1 million, compared with net income of $3.5 million in the year ended December 31, 2005.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

          Revenues. Our revenues increased 48.0% to $49.2 million in the year ended December 31, 2005 from $33.2 million in the year ended December 31, 2004. The increase in our revenues in the year ended December 31, 2005 is mainly due to the purchase of Piedmont in July 2005. We included Piedmont revenues for the six-month period after its acquisition in our 2005 financial statements. In the year ended December 31, 2005, we had revenues of $45.2 million from OEM manufacturing and revenues of $4.0 million from the sale of parts, compared to $33.2 million in revenues from MRO Services and OEM parts in the year ended December 31, in 2004. Parts services revenues were incidental to our business prior to our acquisition of Piedmont.

          Cost of Revenues. Cost of revenues increased 60% to $35.5 million in the year ended December 31, 2005 from $22.2 million in the year ended December 31, 2004, representing, 72% and 67% of revenues, respectively. The increase in cost of revenues is mainly due to the costs associated with revenues of Piedmont in the second half of 2005.

          Gross Profit. Gross profit increased 22.8% to $13.6 million in the year ended December 31, 2005 from $11.1 million in the year ended December 31, 2004. The increase in our gross profit in 2005 is mainly due to the purchase of Piedmont in July 2005.

          Research and development costs. Our research and development costs decreased 43% to $72,000 in December 31, 2005, compared to $125,000 in the year ended December 31, 2004.

          Selling and marketing expenses. Selling and marketing expenses increased 31% to $2.5 million in the year ended December 31, 2005 from $1.9 million in the year ended December 31, 2004, representing 5.1% and 5.7% of our revenues, respectively. The increase in our selling and marketing expenses in the year ended December 31, 2005 was mainly due to the inclusion of Piedmont’s selling and marketing expenses of $590,000.

          General and Administrative Expenses. General and administrative expenses increased 35.2% to $5.1 million in the year ended December 31, 2005 from $3.8 million in the year ended in December 31, 2004, representing 10.4% and 11.4% of revenues, respectively.The increase in our general and administrative expenses in the year ended December 31, 2005 was mainly due to Piedmont’s general and administrative expenses of $1.74 million.

          Operating income. Operating income in the year ended December 31, 2005 increased 9.4% to $5.8 million, or 10.4% of revenues, compared to $5.3 million in the year ended December 31, 2004 or 11.4% of revenues.

          Financial income (expenses), net. We incurred financial expenses of $441,000 in the year ended December 31, 2005 compared to financial income of $87,000 in the year ended December 31, 2004, as a result of the interest expenses associated with the loans we incurred in connection with the purchase of Piedmont.

          Other Income. We had other income of $210,000 in the year ended December 31, 2005 compared to other income of $54,000 in the year ended December 31, 2004. Other income in the year ended December 31, 2005 resulted from the sale of marketable securities and equipment.

          Income taxes. Our total income tax expenses for the year ended December 31, 2005 amounted to $2.1 million, compared to $1.7 million in the year ended December 31, 2004. As a result of the increased profitability of our subsidiaries in the U.S., our effective tax rate increased in the year ended December 31, 2005 to 37.7% from 30.8% in the year ended December 31, 2005.

          Net income. In the year ended December 31, 2005, we had net income of $3.5 million, compared with net income of $3.7 million in the year ended December 31, 2004.

Quarterly Results of Operations

          The following table presents the consolidated statements of operations data for each of the eight fiscal quarters ended December 31, 2006, in dollars and as a percentage of revenues. In management’s opinion, this unaudited information has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the unaudited information for the quarters presented. The results of operations for any quarter are not necessarily indicative of results that we might achieve for any subsequent periods.

	Three months ended

	2006				2005

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,

	(in thousands)
Revenues	$16,407	$18,390	$18,977	$23,759	$8,389	$8,961	$14,403	$17,440
Cost of revenues	11,916	13,543	13,776	18,404	5,737	5,837	10,561	13,457

Gross profit	4,491	4,847	5,201	5,355	2,652	3,124	3,842	3,983
Research and development, net	—	—	—	—	17	22	15	18
Sales and marketing expenses	780	832	845	1,009	465	558	620	852
General and administrative expenses	1,561	1,767	1,729	1,653	985	1,091	1,617	1,445

Operating income	2,150	2,248	2,627	2,693	1,185	1,453	1,591	1,667
Financial expenses, net	(108)	(140)	(78)	(139)	(1)	(5)	(308)	(127)
Other income	2	23	7	27	21	118	72	(1)

Income before income taxes	2,044	2,131	2,556	2,582	1,205	1,566	1,354	1,540
Income taxes	789	650	881	927	417	668	494	557
Net income	$1,255	$1,481	$1,675	$1,655	$788	$898	$860	$983

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	72.6	73.6	72.6	77.5	68.4	65.1	73.3	77.2

Gross profit	27.4	26.4	27.4	22.5	31.6	34.9	26.7	22.8
Research and development net	—	—	—	—	0.2	0.3	0.1	0.1
Sales and marketing expenses	4.8	4.5	4.5	4.2	5.5	6.2	4.3	4.9
General and administrative expenses	9.5	9.6	9.1	7.0	11.7	12.2	11.2	8.3

Operating income	13.1	12.2	13.9	11.3	14.1	16.2	11.1	9.6
Financial expenses, net	(0.7)	(0.8)	(0.4)	(0.5)	0	0	(2.1)	(0.7)
Other income	0.0	0.1	0.0	0.1	0.3	1.3	0.5	0

Income before income taxes	12.5	11.6	13.5	10.9	14.4	17.4	9.4	8.8
Income taxes	4.8	3.5	4.6	3.9	5.0	7.4	3.4	3.2

Net income	7.7%	8.1%	8.8%	7.0%	9.4%	10.0%	6.0%	5.6%

          We expect our operating results to fluctuate significantly in the future as a result of various factors, many of which are outside our control, including the timing of orders, the provision of services and deliveries. Consequently, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful, and as a result, you should not rely on them as an indication of future performance.

Seasonality

          We believe that the growth of our business over the last two years has masked a historical seasonal trend in the MRO services sector. Historically, we have seen many airlines decrease their maintenance requirements in the peak air travel summer months and increase their maintenance requirements in the winter months when air travel is not as great.

Conditions in Israel

          We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, and a significant downturn in the economic or financial condition of Israel.

Political Conditions

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2006. In July 2006, an armed conflict began between Israel and Hezbollah forces in Lebanon, which involved rocket attacks on populated areas in the northern parts of Israel. On August 14, 2006, a cease-fire between Hezbollah and Israel took effect. This situation has had an adverse effect on Israel’s economy, primarily in the geographical areas directly harmed by this conflict. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

          Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

          In addition, some of our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

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

          Israel and the European Union Community, known now as the “European Union,” concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the “EFTA,” established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and the Asia-Pacific region.

Impact of Currency Fluctuation and of Inflation

          The dollar cost of our operations is influenced by the extent to which any inflation in Israel is offset on a lagging basis, or is not offset by the devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability as we receive payment in dollars or dollar-linked NIS for all of our sales while we incur a portion of our expenses, principally salaries and related personnel expenses, in NIS.

          The following table presents information about the rate of inflation in Israel, the rate of devaluation (appreciation) of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation (appreciation):

Year ended December 31,	Israeli inflation rate%	Israeli devaluation (appreciation rate%)	Israeli inflation adjusted for devaluation%

2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.8
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.3)
2006	(0.1)	(8.2)	8.1

          We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

          A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

          Because exchange rates between the NIS and the dollar fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

Corporate Tax Rate

          Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2006 was 31%, which was reduced to 29% in 2007, and will be further reduced to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

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

          Our non-Israeli. subsidiaries are taxed based on the tax laws in its country of residence, the tax rate for our U.S. subsidiaries is approximately 38%.

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

          On June 15, 2004, we entered into a share purchase agreement with Ta-Top, a wholly-owned subsidiary of Ta-Tek Ltd., an Israeli private company wholly-owned by FIMI Opportunity Fund or FIMI. Under the share purchase agreement we sold 857,143 of our shares to Ta-Top for $6,000,001. We also granted Ta-Top warrants to purchase an aggregate of 500,000 of our ordinary shares at $8.50 per share, which price was adjusted to $6.94 per share because of our 2004, 2005 and 2006 dividend payments. The warrants were exercised on February 21, 2007. In addition, we entered into a credit line agreement with FIMI, which provided for a line of credit in an amount of up to $2 million. In September 2006, we notified FIMI of our cancellation of the credit line. We also entered into a management agreement with FIMI which provides that we will engage FIMI to provide certain management services to us in exchange for annual payments equal to 3% of our operating profit exceeding $500,000; provided, however, that in no event will the total management fees in any given year exceed $250,000. The agreements were approved by our shareholders on August 10, 2004.

          We had cash and cash equivalents and short-term investments of $7.3 million as of December 31, 2006, as compared with cash and cash equivalents and short-term investments of $7.5 million and marketable securities of $300,000, totaling $7.8 million as of December 31, 2005.

          In July 2005, our U.S. subsidiary acquired Piedmont for approximately $20.2 million, which included the assumption of approximately $8.7 million of indebtedness and $5.6 million of other liabilities of Piedmont. We repaid the assumed indebtedness with the proceeds from $12 million of bank loans. The remaining proceeds of these loans, along with $3.0 million of our cash, were used to pay the $5.3 million purchase price and a portion of the assumed liabilities. The remainder of the assumed liabilities were funded through cash flows from subsequent operations.

          We incurred $6 million in long-term debt from Bank Leumi Israel for a period of five years, through two loans for the purchase of Piedmont. The loans are to be repaid in three equal annual installments and the first payment is due on July 1, 2008. One of the loans bears interest of Libor + 1% and the second loan bears annual interest of 5.25%. Interest installments under both loans are paid quarterly. Under the terms of the loans we are required to maintain consolidated shareholders’ equity of not less than $15 million. In August 2006, we repaid $2 million on behalf of the first loan

          After our purchase of Piedmont, Piedmont incurred $6 million in long term debt from Bank Leumi USA. The two year loan bears an annual interest of Libor + 1.3%. Under the terms of the loan Piedmont is required to maintain a ratio of funded debt to EBITDA of not more than 3.25 to 1, a fixed charge coverage ratio of at least 2.5 to 1 and net profit of not less than $1 million. In addition, we as the guarantor may not pay dividends without the prior written consent of the bank. In each of the years 2006 and 2005, Piedmont repaid $1 million of this loan amount.

          As of December 31, 2006, we were in compliance with all required financial covenants. We expect that both loans incurred for the purchase of Piedmont will be repaid in 2007 with the proceeds from the proposed initial public offering of Limco-Piedmont.

          We believe that anticipated cash flow from operations and our current cash balances will be sufficient to meet our cash requirements for at least 12 months. Our continued operations thereafter will depend upon cash flow from operations and the availability of equity or debt financing.

          Capital expenditures for the years ended December 31, 2004, 2005 and 2006 were approximately $925,000, $6.3 million, and $1.7 million, respectively. These capital expenditures were principally for the purchase of equipment for our OEM and MRO facilities. We funded these expenditures from our cash flow from operations. We expect that our capital expenditures for 2007 will total $1.5 million, primarily for expanded capabilities and capacity for our OEM and MRO services. We expect that our cash flow from operations will be sufficient to fund these capital expenditures.

          Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our selling and marketing activities, costs associated with expansion into new markets, the timing of the introduction of new products and services.

          Cash Flows

          The following table summarizes our cash flows for the periods presented:

	Year ended December 31,

	(in thousands)

	2006	2005	2004

Net cash provided by (used in) operating activities	$5,153	$4,140	$1,908
Net cash used in investing activities	(2,283)	(5,511)	1,312
Net cash provided by (used in) financing activities	(4,091)	1,276	(1,209)
Net (decrease) increase in cash and cash equivalents	(1,221)	(95)	2,011
Cash and cash equivalents at beginning of period	6,983	7,078	5,067

Cash and cash equivalents at end of period	$5,762	$6,983	$7,078

          Net cash provided by operating activities was approximately $5.2 million, $4.1 million and $1.9 million in the years ended December 31, 2006, 2005 and 2004, respectively. Net cash provided by operating activities in the year ended December 31, 2006 was primarily attributable to net income of $6.1 million, depreciation and amortization of $1.8 million, and an increase in other accounts payable and accrued expenses of $510,000, which was offset by a $2.7 million increase in trade receivables, a $2.6 million increase in trade payables and a $2.5 million increase in inventories. Net cash provided by operating activities in the year ended December 31, 2005 was primarily attributable to net income of $3.5 million, depreciation and amortization of $1.4 million, a decrease in trade receivables of $1.1 million and an increase in other accounts payable and accrued expenses of $445,000, which was offset by an increase in inventories of $1.4 million and a decrease in trade payables of $1.0 million. Net cash provided by operating activities in the year ended December 31, 2004 was primarily attributable to net income of $3.7 million and depreciation and amortization of $1.0 million, which was offset by an increase in trade receivables of $1.6 million and a decrease in other accounts payable and accrued expenses of $1.2 million.

          Net cash used in investing activities was approximately $2.3 million for the year ended December 31, 2006, compared to net cash used in investing activities of approximately $5.5 million for the year ended December 31, 2005, and to net cash provided by investing activities of approximately $1.3 million for the year ended December 31, 2004. Cash was used in the year ended December 31, 2006 mainly for the purchase of $1.7 million of property and equipment, and bank deposits of $1.0 million. Net cash used in investing activities was $5.5 million in the year ended December 31, 2005, primarily for the acquisition of Piedmont. In the year ended December 31, 2004, $1.3 million of cash was provided by investing activities, resulting from the sale of marketable securities and short-term deposits.

          In the year ended December 31, 2006, net cash used in financing activities of $4.1 million was primarily attributable to our payment of a cash dividend of $1.2 million and the repayment of $3.0 million of long-term loans. In the year ended December 31, 2005, net cash provided by financing activities of $1.3 million was primarily attributable to an increase in proceeds from long-term loans $12.0 million used in the purchase of Piedmont, the payment of a cash dividend of $1.1 million and the repayment of $9.7 million of long-term loans. In the year ended December 31, 2004, net cash used in financing activities of $1.2 million was primarily attributable to our payment of $7.1 million dividend, which was offset in part by our receipt of $5.7 million in proceeds from the issuance of shares and $1.2 million from the exercise of options.

Recent Accounting Pronouncements

          On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard was effective for the Company in the first interim period beginning after January 1, 2006. The Company implemented FAS 123(R) using the modified prospective method starting January 1, 2006. Under this method, the Company began recognizing compensation cost for equity-based compensation for all new and existing unvested share-based awards after the date of adoption. The adoption of the SFAS No. 123(R) did not have an impact on the consolidated results of operations, or to the overall consolidated financial position or consolidated cash flows. See Note 12 for further disclosure on the Company’s share based plans.

          In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company adopted SFAS 151 on January 1, 2006, as required. The adoption of SFAS 151 did not have a material impact on the Company’s financial position or results of operations.

          In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 155, “Accounting for Certain Hybrid Financial Instruments-an Amendment of FASB Statements No. 133 and 140,” or SFAS 155, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to allow for a qualifying special-purpose entity to hold a derivative financial instrument that relates to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application permitted. Accordingly, we adopted SFAS No. 155 on January 1, 2007. The adoption of SFAS 155 is not expected to have any effect on our financial position and results of operations.

          In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157. Among other requirements, SFAS No. 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 is effective beginning the first fiscal year that begins after November 15, 2006. We are currently evaluating the impact of SFAS No. 157 on our financial position and results of operations.

          In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No.87, 88, 106, and 132(R). SFAS No. 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, to recognize changes in that funded status in the year in which the changes occur through comprehensive income as well as prescribing additional disclosure requirements. The provisions of this statement are effective for all other companies in fiscal years ending after June 15, 2007. In addition, a company must now measure the fair value of its plan assets and benefit obligations as of the date of its year-end balance sheet. A company is no longer permitted to measure the funded status of its plan by being able to choose a measurement date up to three months prior to year end. This provision within the Standards is effective for all companies in fiscal years ending after December 15, 2008. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its financial statements.

          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). This Statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Statement’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159.

          In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” or SAB 108, which addresses how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. SAB 108 requires registrants to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financial statements. SAB 108 does not change the Staff’s previous guidance on evaluating the materiality of errors. It allows registrants to record the effects of adopting SAB 108 guidance as a cumulative-effect adjustment to retained earnings. This adjustment must be reported in the annual financial statements for the first fiscal year ending after November 15, 2006. The initial adoption of SAB 108 did not have a material impact on our financial condition and results of operation.

          In June 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”, an interpretation of SFAS 109, “Accounting for Income Taxes”. FIN 48 clarifies the accounting for uncertain tax positions. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. The provisions of this interpretation are required to be adopted for fiscal periods beginning after December 15, 2006. The Company will be required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustment to be recognized as an adjustment to retained earnings. As a result of the first time adoption of FIN 48 in the first quarter of 2007, the Company would recognize additional tax benefit of approximately $500,000 in its interim results for the first quarter of 2007, base on the more likely than not compromise settlement to be achieved with the Israeli Tax authorities, for tax returns of 2003 - 2005.

          In March 2007, the Financial Accounting Standards Board (“FASB”) ratified Emerging Issues Task Force (“EITF”) Issue No. 06-10, Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements (“EITF No. 06-10”). EITF No. 06-10 requires an employer to recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either Statement of Financial Accounting Standards (“SFAS”) No. 106 or Accounting Principles Board (“APB”) Opinion No. 12 if the employer has agreed to maintain a life insurance policy during the employee’s retirement or provide the employee with a death benefit. EITF No. 06-10 also requires an employer to recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. EITF No. 06-10 is effective for fiscal years beginning after December 15, 2007 with early adoption permitted. The Company is evaluating the impact that the adoption of EITF No. 06-10 will have on its financial statements.

C. Research and Development, Patents and Licenses

          Not applicable

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

F. Tabular Disclosure of Contractual Obligations

          The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2006 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Long-term debt obligations	$8,000,000	$4,000,000	$2,500,000	$1,500,000	$—
Operating lease obligations	2,333,500	493,300	1,054,900	785,300	—
Deferred tax liability	436,000	—	—	—	436,000
Purchase obligations	—	—	—	—	—
Estimated long-term loan interest	635,000	336,000	266,000	33,000	—

Total	$11,404,500	$4,829,300	$3,820,900	$2,318,300	$436,000

          (1) Estimates for variable rate loans are based on the rate in effect at May 31, 2007.

          Pursuant to the terms of the agreement we entered into with TAT Industries in 2000 to purchase its operations relating to the manufacture of aviation accessories, we entered into a lease agreement, pursuant to which we leased from TAT Industries, effective as of January 1, 2000, the real estate and buildings encompassing an area of approximately 312,000 square feet for a period of 24 years and eleven months. In consideration for the lease agreement, we agreed to pay TAT Industries annual rental payments of approximately $316,200, with an additional incremental payment of 2% per year. Such rental rates are subject to revaluation every fifth year.

          In addition, we have long-term liabilities for severance pay that is calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. As of December 31, 2006, our severance pay liability was $3,676,282.

          We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3. “Key Information.”

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

          Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME	AGE	POSITION WITH THE COMPANY

Shlomo Ostersetzer	79	Chief Executive Officer and Chairman of the Board of Directors
Dov Zeelim	67	President and Vice Chairman of the Board of Directors
Israel Ofen	58	Executive Vice President and Chief Financial Officer
Shraga Katz	63	Vice President Operations
Avi Kahana	63	Secretary and Manager of Import and Export Division
Jacob Danan	66	Chief Engineer and Vice President of Marketing
Shaul Menachem	60	President and Chief Executive Officer Limco- Piedmont Inc.
Eran Frenkel (1)	40	Vice-President Marketing Development
Yossi Rosenberg (2)	41	Vice-President Economics
Dr. Meir Dvir	76	Director
Yaacov Fish	60	Director
Ishay Davidi	45	Director

Gillon Beck	45	Director
Yechiel Gutman	61	Director
Michael Shevi	71	Outside Director
Rami Daniel	41	Outside Director

(1)	Mr. Frenkel is the son-in-law of Dov Zeelim.

(2)	Mr. Rosenberg is the son-in-law of Shlomo Ostersetzer. He is on a leave of absence May 2006 through October 30, 2007.

          Each of our directors (except our outside directors) is elected to serve until the next annual general meeting of shareholders and until his successor has been elected. Officers serve at the discretion of the Board of Directors.

          On June 15, 2004, we entered into a share purchase agreement with Ta-Top. See Item 5.B. - “Operations and Financial Review and Prospectus - Liquidity and Capital Resources.” As part of the transaction, our parent company, TAT Industries, and Ta-Top entered into a shareholders’ agreement, which provides among other things that each of TAT Industries and Ta-Top vote all of the shares held by them for the election to our Board of Directors of six designees of TAT Industries and three designees of Ta-Top. TAT Industries’ designees include Messrs. Ostersetzer, Zeelim, Fish, Shevi, and Daniel and Dvir. The Ta-Top designees are Messrs. Davidi, Beck and Gutman.

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

          Shaul Menachem has served as the President and Chief Executive Officer of Limco-Piedmont Inc. and its predecessor company since February 1998. Mr. Menachem holds a M.Sc. in Engineering Management from Bridgeport University.

          Eran Frenkel served as Vice President Business Development of Limco from June 2003 to July 2006.Mr. Frankel has served as our Vice President of Business Development since August 2006 Mr. Frenkel holds a B.A. in Economics and Accounting from the Tel-Aviv University and an M.B.A. from Pace University in New York, and is a licensed certified public accountant in Israel.

          Yossi Rosenberg has served as our Vice President of Economics and as a Director of TAT Industries since June 2003. From February 2001 until March 2003, Mr. Rosenberg served as an economist and as a financial consultant to our C.E.O. Mr. Rosenberg is currently on a leave of absence. Mr. Rosenberg holds a B.A. in Business Administration from the College of Management in Tel Aviv.

          Dr. Meir Dvir has served as a director since December 1994. Mr. Dvir has served as deputy General Manager of Business Research and Development and also as General Manager of Israeli Aircraft Industries Ltd. He is also a director of T.T.I. Telecom Ltd. and Bank Leumi Ltd. Mr. Dvir holds a Ph.D. in Mathematics and Physics from the Hebrew University in Jerusalem.

          Yaacov Fish has served as a director since January 1994. From 1992 to 1997, Mr. Fish served as Managing Director of Magen Central Pension Fund Ltd. Mr. Fish served as a financial advisor to Shalev Transportation Cooperative Ltd. from 1990 to 1994 and served as general comptroller of Egged Ltd., Israel’s large bus company, from 1977 to 1990. Mr. Fish holds a B.Sc. in Economics from Bar llan University in Tel Aviv.

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

          Gillon Beck has served as a director since September 1, 2004. Mr. Beck has served as a partner in FIMI Opportunity Fund and a director of several of the fund’s portfolio companies since 2003. Prior thereto and from 1999, Mr. Beck served as Chief Executive Officer and President of Arad Ltd. Group, a leading manufacturer of water measurement technologies. Mr. Beck serves as a director of Medtechnia Ltd., Tedea Technological Development and Automation Ltd. and Formula Vision Ltd. Mr. Beck holds a B.Sc. in Industrial Engineering from the Technion, Israel Institute of Technology and an M.B.A. in Finance from Bar Ilan University.

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

          Rami Daniel has served as an outside director since June 10, 2004. Mr. Daniel has served as V.P. of Finance of Ganden Real Estate since 2001. Mr. Daniel is licensed as a Certified Public Accountant in Israel and holds B.S.c. in Economics from the College of Management inTel Aviv.

B. Compensation

          The following table sets forth all the compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2006.

	Salaries, fees, Commissions and bonuses	Pension, retirement and similar benefits	Compensation due to exercise of options

All directors and executive officers as a group (16) persons	$2,323,844	$317,157	—

          During the year ended December 31, 2006, we paid our outside directors a per meeting attendance fee of NIS 1,270 (approximately $301), plus an annual fee of NIS 24,574 (approximately $5,816).

          As of December 31, 2006, our directors and executive officers as a group, consisting of sixteen persons, held options to purchase an aggregate of 17,500 ordinary shares at an exercise price of $1.625 per share. All of such options have vested and will expire on January 19, 2009. All options were issued under our 1999 Employee Stock Option Plans. See below in this Item 6.E. - “Share Ownership-Stock Option Plans.”

          Pursuant to their employment agreements, the chairman of our Board of Directors, Mr. Shlomo Ostersetzer, and the vice chairman of the Board of Directors, Mr. Dov Zeelim, are entitled each to a bonus of 2.5% of the annual consolidated operating income, in excess of $500,000. In the years ended December 31, 2006, 2005 and 2004 Messrs. Ostersetzer and Zeelim received total payments of approximately $517,730, $292,298 and $246,488.

C. Board Practices

Introduction

          According to the Israeli Companies Law and our articles of association, the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management. Our executive officers have individual responsibilities established by our chief executive officer and board of directors.

Election of Directors

          Our articles of association provide for a board of directors consisting of no less than two and no more than eleven members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of nine directors, including two outside directors.

          Pursuant to our articles of association, all of our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. All of our current directors (except for two of our outside directors) were elected by our shareholders at our annual general meeting of shareholders held on August 10, 2006.

          We are exempt from the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors since we are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5). See below in this Item 6C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for a Controlled Company.”

Outside and Independent Directors

          Outside Directors. The Israeli Companies Law requires companies incorporated under the laws of the State of Israel with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an “office holder” as defined in the Israeli Companies Law, however, “affiliation” does not include service as a director of a private company prior to its first public offering if the director was appointed to such office for the purpose of serving as an outside director following the company’s first public offering.

          In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

          As of January 2006, at least one of the outside directors must have “accounting and financial expertise” and the other outside directors must have “professional expertise,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

          The outside directors are elected by a majority vote at a shareholders meeting. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter (not including abstentions). This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

          In general, outside directors serve for a three-year term and may be reelected to one additional three-year term. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.

          An outside director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for that person’s appointment as outside director no longer exist, or that the outside director has violated his or her duty of loyalty to the company. The resolution of the special general meeting of shareholders regarding the termination of office of an outside director requires the same majority that is required for the election of an outside director. The court may order the termination of the office of an outside director on the same grounds, following a motion filed by a director or a shareholder. If an outside directorship becomes vacant, the board of directors is required under the Israeli Companies law to convene a shareholders meeting immediately to appoint a new outside director.

          Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

          Until the lapse of two year from termination of office, we may not engage an outside director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

          Independent Directors. NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members and only of independent directors each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ.

          As a controlled company, within the meaning of NASDAQ Marketplace Rule 4350(c)(5), we are exempt from the NASDAQ Marketplace Rule which requires that a majority of our board of directors qualify as independent directors, within the meaning of the NASDAQ Marketplace Rules. See Item 6.C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for a Controlled Company.”

          The independent directors of our company will meet at least twice a year in executive session. At such sessions the independent directors will recommend the compensation of all our senior officers and will nominate directors to be approved by our shareholders at the annual general meeting of shareholders. Our executive officers do not participate in any discussions or decisions that involve any aspect of their compensation.

          Our board of directors has determined that Messrs. Rami Daniel and Michael Shevi both qualify both as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ and as outside directors under the Israeli Companies Law requirements. Our board of directors has further determined that Messrs. Yaacov Fish and Meir Dvir qualify as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ.

Audit Committee

          Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects and such other duties as may be directed by our board of directors.

          Our audit committee also has the responsibility of approving related-party transactions as required by law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

          Our audit committee currently consists of four board members who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee members are Messrs. Michael Shevi, Rami Daniel and Yaacov Fish and Dr. Meir Dvir. Mr. Yaacov Fish has been elected as the chairman of the audit committee. Our board of directors has determined that Mr. Yaacov Fish qualifies as an audit committee financial expert. The audit committee meets at least once each quarter.

Internal Audit

          The Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice. A person who does not satisfy the Israeli Companies Law’s independence requirements may not be appointed as an internal auditor. Our internal auditor complies with the requirements of the Companies Law. Our Internal Auditor is Yair Shilhav.

Directors’ Service Contracts

          Executive Employment Agreements. In November 2000, Shlomo Ostersetzer, the chairman of our board of directors and our chief executive officer and, and Dov Zeelim, president and vice chairman of our board of directors, entered into substantially similar employment agreements with us. These agreements provided for a base salary and a package of benefits including a bonus of 2.5% of the annual consolidated operating income, in excess of $500,000, and contained certain non-competition and confidentiality provisions. According to the agreements, in the event that the employment of Messrs. Ostersetzer or Zeelim with us is terminated under circumstances that entitle them to severance pay under Israeli law, they will be entitled to receive the higher of severance pay due under Israeli law or the amounts that have accumulated in managers insurance funds, as a result of our monthly contribution on their behalf, as well as amounts accumulated in education funds as a result of our monthly contribution to these funds. Under the agreements, the terms of Messrs. Ostersetzer’s and Zeelim’s employment will continue until at least January 1, 2007. After such date each party may terminate the agreements subject to providing twelve-months’ prior notice. Messrs. Ostersetzer and Zeelim may terminate their agreements without notice after January 1, 2008.

          Other. Except as set forth above and in Item 6B. “Directors, Senior Management and Employees – Compensation,” there are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Approval of Related Party Transactions Under Israeli Law

          The Israeli Companies Law codifies the fiduciary duties that “office holders” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors or as otherwise provided for in a company’s articles of association, and exculpation, insurance and indemnification of, or an undertaking to indemnify an office holder who is not a director requires both board of directors and audit committee approval. The compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

          The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors have a personal interest, then the approval of the general meeting of shareholders is also required.

          The Israeli Companies Law also provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The disclosure requirements which apply to an office holder also apply to such transaction with respect to his or her personal interest in the transaction. The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this one-third approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

          Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors’ compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of the company do not require the approval of shareholders providing certain criteria are met. The foregoing relief will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than fourteen (14) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

          In addition, a private placement of securities that will (i) cause a person to become a controlling shareholder or (ii) increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, or (iii) will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital in a private placement in which 20% or more of the company’s outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or not under market terms, requires approval by the board of directors and the shareholders of the company.

          The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition was made in a private placement that received shareholder approval, (i) which resulted in the acquirer becoming a 25% or greater shareholder of the company, if there is not already a 25% or greater shareholder of the company, or (ii) which resulted in the acquirer becoming a holder of a 45% interest in the company if there is not already a 45% or greater shareholder of the company.

          If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

          Regulations under the Israeli Companies Law provide that the Israeli Companies Law’s tender offer rules may not apply to a company whose shares are first offered to the public outside of Israel as to which another law also applies.

Exculpation, Indemnification and Insurance of Directors and Officers

Exculpation of Office Holders

          The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in the event of distributions.

Insurance for Office Holders

          The Israeli Companies Law provides that a company may, if permitted by its articles of association, insure an office holder for acts or omissions performed by the office holder in such capacity for:

•	A breach of his or her duty of care to the company or to another person;

•

A breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests; and

•	A financial liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders

          The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

•	A financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

•

Reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

•

Reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him by a court, in proceedings the company instituted against the office holder or that were instituted on the company’s behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a crime which does not require proof of criminal intent.

          In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

•

Undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances; and

•	Retroactively indemnify an office holder of the company.

Limitations on Exculpation, Insurance and Indemnification

          The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exempting an office holder from duty to the company shall be valid, where such insurance, indemnification or exemption relates to any of the following:

•

a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

•	any act or omission committed with intent to derive an unlawful personal gain; and

•	any fine or forfeiture imposed on the office holder.

          In addition, pursuant to the Israeli Companies Law, exemption of, procurement of insurance coverage for, an undertaking to indemnify or indemnification of an office holder must be approved by the audit committee and the board of directors and, if such office holder is a director or a controlling shareholder or a relative of the controlling shareholder, also by the shareholders general meeting. A special majority at the general meeting is required if a controlling shareholder is interested in such transaction as an office holder or as a relative of an office holder, as described above.

          Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law. We currently maintain directors’ and officers’ liability insurance to cover liabilities of $ 5 million . The maximum amount payable by company will be up to the higher of $5 million or 25% of our equity capital (net worth).

NASDAQ Exemptions for a Controlled Company

          We are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), or Rule 4350(c)(5), because TAT Industries holds more than 47.7% of our voting shares.

          Under Rule 4350(c)(5), a controlled company is exempt from the following requirements of NASDAQ Marketplace Rule 4350(c) that would otherwise require that:

•	the majority of the company’s board of directors qualify as independent directors, as defined under NASDAQ Marketplace Rules.

•

the compensation of the chief financial officer and all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors.

•

director nominees must either be selected or recommended for the board of directors, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors.

We intend to continue to rely on these exemptions provided under Rule 4350 (C)(5).

NASDAQ Marketplace Rules and Home Country Practices

          Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350, without the need to seek individual exemptions from NASDAQ. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

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

D. Employees

          On December 31, 2006, we and our subsidiaries employed 486 persons, of whom 330 were employed in manufacturing and quality control, 120 were employed in administration, sales and marketing, and 37 were employed in engineering and research and development. On December 31, 2006 Limco-Piedmont Inc. employed 283 full-time employees.

          On December 31, 2005, we and our subsidiaries employed 412 persons, of whom 291 were employed in manufacturing and quality control, 90 were employed in administration, sales and marketing, and 31 were employed in engineering and research and development. On December 31, 2005 Limco-Piedmont Inc. employed 246 full-time employees.

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

          A general practice followed by us, although not legally required, is the contribution of monies on behalf of its senior employees to a fund known as “Management Insurance.” This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing his right to receive severance pay, if legally entitled, upon termination of employment. The employee contributes an amount equal to approximately 5% of his wages and the employer contributes an additional amount of approximately 13-1/3% - 16% of such wages.

E. Share Ownership

Beneficial Ownership of Executive Officers and Director

          The following table sets forth information as of June 22, 2007 regarding beneficial ownership by each of our directors and executive officers.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)

Shlomo Ostersetzer (3)(4)	249,412	3.81%
Dov Zeelim (3)(4)	45,000	0.69%
Israel Ofen (3)	—	—
Shraga Katz (3)	—	—
Avi Kahana (3)	—	—
Jacob Danan (3)	—	—
Shaul Menachem (3)	—	—
Eran Frenkel (3)	—	—
Yossi Rosenberg (3)	—	—
Dr. Meir Dvir (3)(5)	7,000	*
Yaacov Fish (3)(5)	5,000	*
Ishay Davidi (3)(6)	—	—
Gillon Beck (3)(6)	—	—
Yechiel Gutman (3)	—	—
Michael Shevi (3)	—	—
Rami Daniel (3)	—	—
All directors and executive officers as a group, (16) persons (7)	306,412	4.68%

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

(2)	The percentages shown are based on 6,542,671 ordinary shares issued and outstanding as of June 22, 2007.

(3)

The business addresses of Messrs. Ostersetzer,Zeelim, Ofen, Katz, Kahana, Danan, Frenkel, Rosenberg, Menachem,Fish, Davidi, Beck, Gutman, Shevi and Daniel and Dr. Dvir is c/o TAT Technologies Ltd. P.O. Box 80, Gedera, Israel 70750.

(4)

Mr. Shlomo Ostersetzer, an officer, director and holder of 43.4% of the outstanding ordinary shares of TAT Industries, and Dov Zeelim, an officer, director and holder of 21.2% of the outstanding ordinary shares of TAT Industries, disclaim beneficial ownership of the 3,124,150 ordinary shares of our company held by TAT Industries, except to the extent of their proportional interest therein.

(5)	Includes 5,000 ordinary shares subject to currently exercisable options granted under our 1999 stock option plan, at an exercise price of $1.625 per share. The options expire in January 2009.

(6)	Messrs. Davidi and Beck disclaim ownership of the 957,143 ordinary shares of our Company held by Ta-Top.

(6)	Includes 10,000 ordinary shares subject to currently exercisable options granted under our 1999 stock option plan, at an exercise price of $1.625 per share. The options expire in January 2009.

Stock Option Plans

          In January 1999, our Board of Directors adopted a share option plan (the “1999 Plan”) for which 500,000 ordinary shares have been reserved and granted at an exercise price of $1.625 per share as follows: Shlomo Ostersetzer-125,000 shares; Dov Zeelim-175,000 shares; Israel Ofen-102,500 shares; and an aggregate of 97,500 shares to other employees and directors. As of June 22, 2007, options to purchase 17,500 ordinary shares were outstanding under the 1999 Plan, at an exercise price of $1.625 per share, and no options were available for future grant pursuant to the 1999 Plan. As of June 22, 2007, our executive officers and directors as a group, consisting of two persons, held options to purchase 10,000 ordinary shares under the 1999 Plan.The 1999 Plan will terminate in January 2009. All options have a term of ten years.

Item 7.         Major Shareholders and Related Party Transactions

A. Major Shareholders

          TAT Industries is the beneficial holder of 47.75% of our outstanding shares. Accordingly, TAT Industries controls our company.

          The following table sets forth certain information as of June 22, 2007, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)

TAT Industries Ltd. (3)	3,124,150	47.8%
Ta-Top (4)(5)	957,143	14.6%

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

(2)	The percentages shown are based on 6,542,671 ordinary shares issued and outstanding as of June 22, 2007.

(3)	The address of TAT Industries is Re’em Industrial Park Neta, Boulevard Bnei Ayish, Gedera, Israel 70750.

(4)	The address of Ta-Top is 37 Mencham Begin Boulevard, Tel Aviv, Israel.

Significant Changes in the Ownership of Major Shareholders

          On June 15, 2004, we entered into a share purchase agreement with Ta-Top, a wholly-owned subsidiary of Ta-Tek Ltd., an Israeli private company wholly-owned by FIMI Opportunity Fund. Under the agreement Ta-Top purchased 857,143 of our ordinary shares and was granted warrants to purchase an additional 500,000 ordinary shares at an exercise price of $7.32, subject to certain anti-dilution provisions. On February 21, 2007, Ta-Top exercised their warrants to purchase 500,000 ordinary shares at or exercise price of $6.94 per share. During the period of April 9, 2007 to June 22, 2007, Ta-Top sold 400,000 of our ordinary shares pursuant to Rule 144.

Major Shareholders Voting Rights

          Our major shareholders do not have different voting rights.

Record Holders

          Based on a review of the information provided to us by our transfer agent, as of June 25, 2007, there were 47 holders of record of our ordinary shares, of which 39 record holders holding approximately 83% of our ordinary shares had registered addresses in the United States and 8 record holders holding approximately 17% of our ordinary shares had registered addresses in the Israel. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 52.42% of our outstanding ordinary shares as of such date.

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

          In addition, pursuant to the terms of the agreement, we entered into a lease agreement, pursuant to which we lease from TAT Industries, effective as of January 1, 2000, an area of approximately 329,000 square feet, including 90,000 square feet of manufacturing, office and storage space, for a period of 24 years and eleven months. In consideration for the lease agreement, we agreed to pay TAT Industries annual rental fee of $300,000, with an additional incremental payment of 2% per year, such rental fee is subject to revaluation every fifth year. In 2006, the rental fee was revaluated by a real estate appraiser, and as a result the base fee was increased to $316,200 per year. The rental fee will be revaluated again in 2010.

          Other Transactions

          Our Israeli operations employ the services of an agent, Gal Tech Inc. (a company owned by Messrs. Shlomo Ostersetzer, Dov Zeelim and Israel Ofen, all of whom are officers and directors of our company). According to an export agreement, dated April 14, 1992, Gal Tech Inc. receives a handling fee in the amount of 10% of all purchases by our company in North America per year and a handling fee in the amount of 3% of all sales by our company to North America per year (not including sales of heat transfer products). However, pursuant to this agreement, the total amount to be paid by us to Gal Tech will not exceed the sum of 5% of our purchases in North America and 5% of our sales to North America (not including sales of heat transfer products) per year. In the years ended December 31, 2006, 2005 and 2004, we paid approximately $387,000, $537,000 and $377,000, respectively, to Gal Tech, in accordance with such agreement. Ifat Frenkel (the daughter of Dov Zeelim) was the President of Gal Tech. from January 1, 2003 to July 2006 . Since August 2006 she has served as an officer of Gal Tech.

          Pursuant to their employment agreements, the chairman of our Board of Directors, Mr. Shlomo Ostersetzer, and the vice chairman of our Board of Directors, Mr. Dov Zeelim, are entitled each to a bonus of 2.5% of the annual consolidated operating income, in excess of $500,000. In the years ended December 31, 2006, 2005 and 2004, our chairman and vice chairman of our Board received a total payments of approximately $517,730, $292,298 and 246,488, respectively.

          Ta-Top, one of our major shareholders, provides us with management and consulting services in consideration for the lesser of: (i) 3% of the consolidated operating income in excess of $500,000, or (ii) $250,000 per year. In the years ended December 31, 2006, 2005 and 2004, we paid Ta-Top $250,000, $175,379 and $53,980 for such services.

          Other Relationships

          Mr. Shlomo Ostersetzer also serves as the Chairman of the Board of TAT Industries. Mr. Dov Zeelim also serves as Vice Chairman of TAT Industries. Messrs. Zeelim and Ostersetzer are both controlling shareholders of TAT Industries, our controlling shareholder. Mr. Israel Ofen also serves as President of TAT Industries.

          Mr. Dov Zeelim and Mr. Israel Ofen also serve on the Board of Limco-Piedmont.

C. Interests of Experts and Counsel

          Not applicable.

Item 8.         Financial Information

A. Consolidated Statements and Other Financial Information

          See the consolidated financial statements , including the notes thereto, included in Item 18.

Legal Proceedings

          We are not presently involved in any material legal proceedings. However during the ordinary course of business, we are, from time to time, threatened with, or may become a party to legal actions and other proceedings.

Dividend Distribution

          In December 2002, we declared a cash dividend of $0.45 per share (an aggregate of $2,017,582) paid in January 2003. In May 2003, we declared a cash dividend of $0.25 per share (an aggregate of $1,120,879) payable in July 2003. In September 2004, we declared a cash dividend of $1.18 per share (an aggregate of $7,130,352) payable in November 2004. In August 2005, we declared a cash dividend of $0.18 per share (an aggregate of $ 1,087,000) payable in November 2005. In April 2006, we declared a cash dividend of $0.20 per share (an aggregate of $1,208,000) payable in May 2006. Our intention is to pay up to 40% of our net profit related to our Israeli operations as a cash dividend annually, depending on cash flow and profitability and other factors affecting our business. There can be no assurance that we will declare any further dividends.

          According to the Israeli Companies Law, a company may distribute dividends out of its profits provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deducting previous distributions that were not deducted from the surpluses. In the event cash dividends are declared, such dividends will be paid in NIS.

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

Item 9.         The Offer and Listing

A. Offer and Listing Details

Annual Stock Information

          The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market and the TASE :

	NASDAQ Capital Market		Tel Aviv Stock Exchange

	High	Low	High	Low

Fiscal Year Ended December 31, 2002	$4.10	$1.65	—	—
Fiscal Year Ended December 31, 2003	$8.00	$2.06	—	—
Fiscal Year Ended December 31, 2004	$9.80	$6.21	—	—
Fiscal Year Ended December 31, 2005	$9.35	$5.25	NIS 35.50	NIS 29.70
Fiscal Year Ended December 31, 2006	$19.52	$5.92	NIS 82.10	NIS 30.25

Quarterly Stock Information

          The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market and the TASE:

	NASDAQ Capital Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2005
First Quarter	$9.35	$7.41	—	—
Second Quarter	$8.81	$7.19	—	—
Third Quarter	$7.80	$5.25	NIS 35.50	NIS 35.50
Fourth Quarter	$7.16	$5.60	NIS 35.50	NIS 29.70

2006
First Quarter	$7.00	$5.92	NIS 32.79	NIS 30.40
Second Quarter	$9.71	$6.32	NIS 44.95	NIS 30.25
Third Quarter	$13.80	$7.55	NIS 53.16	NIS 37.09
Fourth Quarter	$19.52	$11.22	NIS 82.10	NIS 48.19

2007
First Quarter	$28.18	$16.60	NIS 116.70	NIS 70.94

Monthly Stock Information

          The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market and the TASE:

	NASDAQ Capital Market		Tel Aviv Stock Exchange

	High	Low	High	Low

December 2006	$19.52	$15.16	NIS 82.10	NIS 63.11
January 2007	$22.87	$16.60	NIS 63.35	NIS 70.94
February 2007	$28.18	$22.24	NIS 116.70	NIS 89.81
March 2007	$26.60	$21.41	NIS 111.10	NIS 94.05
April 2007	$21.94	$17.90	NIS 91.11	NIS 74.62
May 2007	$21.29	$15.60	NIS 82.69	NIS 62.74

B.         Plan of Distribution

          Not applicable.

C.         Markets

          Our ordinary shares traded on the NASDAQ National Market under the symbol “TATTF” from March 1987 until July 1998 when the listing of such shares was transferred to the NASDAQ Capital Market. On August 16, 2005, we listed our shares for trade on the TASE as a dual listed company.

D. Selling Shareholders

          Not applicable.

E. Dilution

          Not applicable.

F. Expense of the Issue

          Not applicable.

Item 10.         Additional Information

A. Share Capital

          Not applicable.

B. Memorandum and Articles of Association

          Set out below is a description of certain provisions of our Memorandum of Association , Articles of Association and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum of Association and Articles of Association, which are incorporated by reference as exhibits to this Annual Report, and to Israeli law.

Purposes and Objects of the Company

          We are registered with the Israeli Companies Registry and have been assigned company number 52-0035791. Section 2 of our memorandum of association provides that we were established for the purpose of engaging in the business of providing services of planning, development, consultation and instruction in the electronics field. In addition, the purpose of our company is to perform various corporate activities permissible under Israeli law.

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

The Powers of the Directors

          Under the provisions of the Israeli Companies Law and our Articles of Association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See Item 6.C. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

          The rights attached to the ordinary shares are as follows:

          Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. See Item 8.A. “Financial Information – Consolidated and Other Financial Information – Dividend Distribution.” If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

          Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

          The quorum required for any meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

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

          Pursuant to our articles of association, our directors (except outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. For information regarding the election of outside directors, see “Item 6C. Directors, Senior Management and Employees – Board Practices — Election of Directors.”

          Rights to share in our company’s profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See this Item 10B. “Additional Information – Memorandum and Articles of Association – Rights Attachedto Shares – Dividend Rights.”

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

          Limitations on any existing or prospective major shareholder. See Item 6.C. “Directors and Senior Management –Board Practices - Approval of Related Party Transactions Under Israeli Law.”

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

Annual and Extraordinary Meetings

          Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” With respect to “special general meetings notice of at least 35 days prior to the date of the meeting is required. In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. See Item 10B. “Additional Information - Memorandum and Articles of Association - Rights Attached to Shares - Voting Rights.”

Limitations on the Rights to Own Securities in Our Company

          Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

          The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such boards’ confirmations that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Under the Israeli Companies Law, our Articles of Association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated there under. See also Item 6.C. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

Disclosure of Shareholders Ownership

          The Israeli Securities Law and regulations promulgated there under do not require a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our company, to disclose the share ownership of its interested parties.

Changes in Our Capital

          Changes in our capital are subject to the approval of the shareholders at a general meeting by a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting thereon.

          There are no restrictions on the rights of nonresident or foreign shareholders to hold or vote the Ordinary Shares.

C. Material Contracts

          On June 15, 2004, we entered into a share purchase agreement with Ta-Top, a wholly-owned subsidiary of Ta-Tek Ltd., an Israeli private company wholly-owned by FIMI Opportunity Fund. Under the agreement we sold 857,143 of our shares to Ta-Top for $6,000,001. Ta-Top was given certain demand and piggy-back registration rights with respect to these shares. As part of the transaction, our parent company, TAT Industries, and Ta-Top entered into a shareholders’ agreement, which provides among other things that Ta-Top will have the right to designate three members to serve on our Board of Directors. The shareholders’ agreement also provides for: (i) certain standard bring-along and tag-along rights; (ii) a right of first refusal with respect to any shares proposed to be sold by any of the parties; and (iii) a standstill restriction, which provides that Ta-Top will not purchase (in the open market or otherwise) such number of shares that would increase its holdings of our shares to more than 35%.

          As part of the transaction, Ta-Top received warrants to purchase an aggregate of 500,000 of our ordinary shares. On February 21, 2007, Ta-Top exercised their warrants at an exercise price of $6.94 per share. We also entered into a management agreement which provides that we will engage FIMI to provide certain management services to us in exchange for annual payments equal to 3% of our operating profit exceeding $500,000; provided, however, that in no event will the total management fees in any given year exceed $250,000. The agreements were approved by our shareholders on August 10, 2004.

          On July 7, 2005, we purchased Piedmont, a company engaged in the repair and overhaul of various aircraft accessories. Under the terms of the acquisition, we paid $20.2 million for Piedmont including the assumption of its outstanding indebtedness.

          On February 27, 2007, we restructured our U.S. subsidiaries establishing a new holding company Limco-Piedmont, Inc., which holds our two operating subsidiaries, Limco Airepair Inc. and Piedmont Aviation Component Subsidiaries LLC.

D. Exchange Controls

          Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

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

E. Taxation

          The following is a discussion of Israeli and United States tax consequences material to our shareholders. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

          You are urged to consult your own tax advisor as to the Israeli, United States and other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any non-Israeli, state or local taxes.

ISRAELI TAX CONSIDERATIONS

          The following is a summary of the principal Israeli tax laws applicable to us, of the Israeli Government programs from which we benefit and of Israeli foreign exchange regulations. This section also contains a discussion of material Israeli tax consequences to our shareholders who are not residents or citizens of Israel. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances, or to some types of investors subject to special treatment under Israeli law. Examples of investors subject to special treatment under Israeli law include residents of Israel, traders in securities, or persons who own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax consequences.

General Corporate Tax Structure

          Israeli companies were generally subject to corporate tax at the rate of 31% of their taxable income in 2006. The corporate tax will be reduced to a rate of 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

          However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise, as discussed below.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

          Our facilities in Israel have been granted “approved enterprise” status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an approved enterprise. Until recently, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor, or the Investment Center. Each certificate of approval for an approved enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

          On April 1, 2005, an amendment to the Investment Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a beneficiary enterprise (rather than the previous terminology of approved enterprise). Among other things, the April 2005 amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new beneficiary enterprise commences in the year that is the later of: (i) the year in which taxable income is first generated by a company, or (ii) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply to new investment programs only. We began to generate income under the provision of the new amendment as of the beginning of 2006.

          A company that owns an approved enterprise and/or beneficiary enterprise is eligible for governmental grants, but may elect to receive an alternative package comprised of tax benefits, referred to as the “alternative track.” Under the alternative track, a company’s undistributed income derived from an approved enterprise and beneficiary enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the approved enterprise and beneficiary enterprise within Israel). The exemption begins in the first year that the company realizes taxable income from the approved enterprise.

          After expiration of the initial tax exemption period, the company is eligible for a reduced corporate tax rate of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the company (as shown in the table below). The benefits period is limited to 12 years from completion of the investment under the approved plan or 14 years from the date of the approval, whichever is earlier. A company in which more than 25% of the shareholders are non-residents of Israel, defined under the Investment Law as a Foreign Investors Company, may be eligible for benefits for an extended period of up to ten years.

          The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise and beneficiary enterprise. To the extent we have more than one approval or only a portion of our capital investments are approved, our effective tax rate will be the result of a weighted combination of the applicable rates.

Percent of Foreign Ownership	Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period

0-25%	25%	5 years	2 years
25-49%	25%	8 years	2 years
49-74%	20%	8 years	2 years
74-90%	15%	8 years	2 years
90-100%	10%	8 years	2 years

          If a company distributes dividends from tax-exempt approved enterprise and/or beneficiary enterprise income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that applies to it after the initial exemption period. Distribution of dividends derived from approved enterprise and beneficiary enterprise income that was taxed at reduced rates, but not tax exempt, does not result in additional tax consequences to the company. Shareholders who receive dividends derived from approved enterprise and beneficiary enterprise income are generally taxed at a rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company).

          The benefits available to an approved enterprise and beneficiary enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and the criteria set forth in the applicable certificate of approval. If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that our approved enterprise and beneficiary enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

          Currently, we have three approved enterprise programs and a fourth program, which was granted beneficiary enterprise status, all of them under the alternative track of the Investment Law. We are in the process of converting the third approved enterprise program to a beneficiary enterprise program. As of December 31, 2006, no final approval was received. We have derived, and expect to continue to derive, a substantial portion of our operating income from our approved enterprise and beneficiary enterprise facilities. We are therefore eligible for a tax exemption for a limited period on undistributed approved enterprise and beneficiary enterprise income, and an additional subsequent period of reduced corporate tax rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares. The tax benefits attributable to our current approved enterprise and beneficiary enterprises are scheduled to expire in phases between 2009 and 2017. We intend to reinvest the entire amount of our tax-exempt income and not to distribute this income as a dividend.

Tax Benefits and Grants for Research and Development

          Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures from proceeds made available to us through government grants are not deductible according to Israeli law.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

          According to the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, an Industrial Company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from some government loans, capital gains, interest and dividends), is derived from an industrial enterprise owned by it. An “industrial enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

          Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

•	amortization of purchases of acquired technology and patents over an eight-year period for tax purposes;

•	amortization of specified expenses incurred in connection with a public issuance of securities over a three-year period for tax purposes;

•	right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

•	accelerated depreciation rates on equipment and buildings.

          Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

          We cannot assure you that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Special Provisions Relating to Taxation under Inflationary Conditions

          The Income Tax Law (Inflationary Adjustments), 1985 represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. This law is highly complex. Until December 31, 2005, we measured our Israeli taxable income in accordance with the provisions of this law. Since January 1, 2006, however, we have elected to measure our taxable income based on the changes in the exchange rate of the U.S. dollar rather than on the basis of inflation, and the provisions of this law have not been applicable to us.

Taxation of Dividends Paid on our Ordinary Shares

Taxation of Israeli Shareholders

          Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 20%, or 25% for a shareholder that is considered a material shareholder (within the meaning of the Israeli Income Tax Ordinance) at any time during the 12-month period preceding such distribution. Dividends paid on our ordinary shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, which are subject to the 25% tax rate.

          Dividends paid from income derived from any of our approved enterprises or beneficiary enterprises are subject to tax, which is withheld at the source, at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability to this tax rate.

Taxation of Non-Israeli Shareholders

          Non-residents of Israeli are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the rates applicable to Israeli residents, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

          Under the U.S.-Israel Treaty, the maximum Israeli withholding tax on dividends paid by us is 25%. Dividends of an Israeli company distributed from income of an approved enterprise or beneficiary enterprise are subject to a 15% withholding tax under Israeli law. The U.S.-Israel Tax Treaty further provides for a 12.5% Israeli dividend withholding tax on dividends paid by an Israeli company to a U.S. corporation owning at least 10% or more of such

Israeli company’s issued voting power for, in general, the part of the tax year which precedes the date of payment of the dividend and the entire preceding tax year, provided such U.S. corporation meets certain limitations concerning the amount of its dividend and interest income. The lower 12.5% rate applies only to dividends from income not derived from an approved enterprise or beneficiary enterprise in the applicable period and does not apply if the company has more than 25% of its gross income derived from certain types of passive income. Residents of the United States generally will have withholding tax in Israel deducted at source. They may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

Capital gains taxes applicable to non-Israeli shareholders

          Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation, provided that the capital gain is not derived from a permanent establishment in Israel. In addition, the United States-Israel tax treaty exempts United States residents who hold less than 10% of our voting rights, and who held less than 10% of our voting rights during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

          The following discussion summarizes the material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our ordinary shares. Unless otherwise stated, this summary deals only with shareholders that are U.S. Holders (as defined below) who hold their ordinary shares as capital assets.

As used in this section, the term “U.S. Holder” means a beneficial owner of an ordinary share who is:

•	an individual citizen or resident of the United States or an individual treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

any trust if (A)(i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust, or (B) such trust validly elects to be treated as a United States person.

          The term “Non-U.S. Holder” means a beneficial owner of an ordinary share that is an individual, corporation, estate or trust and is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain aspects of U.S. federal income tax relevant to a Non-U.S. Holder are discussed below.

          This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the US-Israel Tax Treaty, each as in effect as of the date of this prospectus. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

•	insurance companies;

•	dealers in stocks, securities or currencies;

•	financial institutions and financial services entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons that receive ordinary shares in connection with the performance of services;

•	tax-exempt organizations;

•	persons that hold ordinary shares as part of a straddle or appreciated financial position or as part of a hedging, conversion or other integrated instrument;

•	persons who hold the ordinary shares through partnerships or other pass-through entities;

•	individual retirement and other tax-deferred accounts;

•	expatriates of the United States and certain former long-term residents of the United States;

•	persons liable for the alternative minimum tax;

•	persons having a “functional currency” other than the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more, by voting power or value, of our company.

          If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax own advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

          This discussion does not consider the possible application of U.S. federal gift or estate tax or alternative minimum tax.

          All investors are urged to consult their own tax advisors as to the particular tax consequences to them of an investment in our ordinary shares, including the effect and applicability of United States federal, state, local and foreign income and other tax laws (including estate and gift tax laws) and tax treaties.

Distributions Paid on the Ordinary Shares

          Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required to include in his or her gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations.

          Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other thanthe rate in effect on such day will have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

          Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15%. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15% rate provided that we are not a passive foreign investment company (as described below) for U.S. tax purposes and that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “U.S.-Israel Tax Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the U.S.-Israel Tax Treaty and that the ordinary shares currently will be readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

          Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on ordinary shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States, in which case a corporate Non-U.S. Holder may also be subject to the U.S. branch profits tax.

Foreign Tax Credit

          Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit limitation purposes. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividend that we distribute generally will constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors. Each investor who is a U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the ordinary shares would be foreign source income and whether and to what extent that investor would be entitled to a foreign tax credit.

Disposition of Ordinary Shares

          Upon the sale or other disposition of ordinary shares, subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares. U.S. Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

          Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the sale or disposition, the ordinary shares were held for more than one year. The deductibility of capital losses by a U.S. Holder is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares will be U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the source of income for U.S. foreign tax credit purposes and the effect of the U.S.-Israel Tax Treaty on the source of income.

          Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of ordinary shares unless:

•

that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, and, if a tax treaty applies, is attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States; or

•

in the case of any gain realized by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange, and other conditions are met.

Passive Foreign Investment Company Considerations

          Special U.S. federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company. A non-U.S. corporation will be considered a passive foreign investment company for any taxable year in which, after applying certain look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income. For this purpose, passive income includes generally dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income.

          If we were classified as a passive foreign investment company, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal tax rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or “excess distribution,” cannot be offset by any net operating losses. In addition, holders of stock in a passive foreign investment company may not receive a “step-up” in basis on shares acquired from a decedent. If we are a passive foreign investment company in any year, a U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on the disposition of ordinary shares.

          Based on our current and projected income, assets and activities, we do not believe that we will be a passive foreign investment company for our current taxable year. However, because the determination of whether we are a passive foreign investment company is based upon the composition of our income and assets from time to time, we cannot be certain that we will not be considered a passive foreign investment company for the current taxable year or any future taxable year.

          The passive foreign investment company tax consequences described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund, or QEF. If a U.S. Holder makes a timely QEF election, the U.S. Holder would be required to include in income for each taxable year its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to the U.S. Holder. However, a U.S. Holder would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements. We will provide U.S. Holders with the information needed to report income and gain under a QEF election should we become a passive foreign investment company.

          As an alternative to making a QEF election, a U.S. Holder of passive foreign investment company stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a passive foreign investment company by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the passive foreign investment company stock and the U.S. Holder’s adjusted tax basis in the passive foreign investment company stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark to market election is made, is generally treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in its income with respect to such ordinary shares in prior years). However, gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a passive foreign investment company, will be capital gain or loss. The mark-to-market election is available for so long as our ordinary shares constitute “marketable stock,” which includes stock of a passive foreign investment company that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national securities exchange that is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the Securities Exchange Act of 1934. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We believe that The NASDAQ Capital Market will constitute a qualified exchange or other market for this purpose. However, we can not be certain that our ordinary shares will continue to trade on The NASDAQ Capital Market or that the ordinary shares will be regularly traded for this purpose.

          The rules applicable to owning shares of a passive foreign investment company are complex, and each holder who is a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a passive foreign investment company.

Information Reporting and Backup Withholding

          Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

          Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

          Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

U.S. Gift and Estate Tax

          An individual U.S. Holder of ordinary shares will generally be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

F. Dividends and Paying Agents

          Not applicable.

G. Statement by Experts

          Not applicable.

H. Documents on Display

          We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

          As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we make available on our website www.tat.co.il, our annual audited financial statements, which have been examined and reported on, with an opinion expressed by, an independent public accounting firm, and we intend to file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

          This annual report on Form 20-F and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.tat.co.il. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-16050.

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

          The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at Re’em Industrial Park Neta, Boulevard Bnei Ayish, Gedera, Israel.

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

PART II

Item 13.         Defaults, Dividend Arrearages and Delinquencies

          None.

Item 14.         Material Modifications to the Rights of Security Holders

          None.

Item 15.         Controls and Procedures

          We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

ITEM 15T.         Controls and Procedures

          Not applicable.

Item 16.         [Reserved]

Item 16A.         Audit Committee Financial Expert

          Our board of directors has determined that Mr. Yaakov Fish, one of our outside directors, who qualifies as an independent director, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of Mr. Fish’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management.”

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

Item 16C.         Principal Accountants Fees and Services

Fees Paid to Independent Public Accountants

          The following table sets forth, for each of the years indicated, the fees paid to our principal independent registered public accounting firm (the fees paid in 2005 were paid to the predecessor auditor). All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,

Services Rendered	2006	2005

Audit (1)	$270,000	$132,500
Audit-related (2)	3,000	28,000
Tax (3)	22,000	10,000
Other (4)	12,000	—

Total	$307,000	$170,500

(1)

Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees in 2005 and 2006 primarily consist of due diligence services related to the Piedmont acquisition.

(3)	Tax fees relate to professional services rendered for tax compliance, tax advice and tax planning. These services include assistance regarding international and Israeli tax services.

(4)	Other fees relate to products and services provided by the independent accountant, other than the services reported under the categories above. We did not receive such services in 2005.

Pre-Approval Policies and Procedures

          Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accounting firm Virchaw Krause & Company, LLP and Oren Horowitz & Co, independent members of Baker Tilly International. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the

SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

Item 16D.         Exemptions from the Listing Standards for Audit Committee

          Not Applicable.

Item 16E.         Purchase of Equity Securities By The Issuer and Affiliated Purchasers

          Neither we, nor any “affiliated purchaser” of our company, purchased any of our securities during 2006.

PART III

Item 17.         Financial Statements

          We have elected to furnish financial statements and related information specified in Item 18.

Item 18.         Financial Statements

Consolidated Financial Statements

Index to Financial Statements	F-1

Reports of Independent Registered Public Accounting Firms	F-2-F3

Consolidated Balance Sheets	F-4-F-5

Consolidated Statements of Income	F-6

Consolidated Statements of Changes in Shareholders’ Equity	F-7

Consolidated Statements of Cash Flows	F-8-F-9

Notes to Consolidated Financial Statements	F-10-F40

Item 19.         Exhibits

          The following exhibits are filed as a part of this Report:

1.1	Memorandum of Association of the Company (1)

1.2	Articles of Association of the Company (1)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	The Company’s 1999 Stock Purchase Plan (2)

4.2	Agreement dated February 10, 2000 between the Company and TAT Industries Ltd. (English summary translation) (2)

4.3	Export Agreement dated April 14. 1992, between the Company and E.T Export Services Inc. (Gal Tech Inc.) (3)

4.5	Shareholders Agreement dated June 15, 2004 between TAT Industries and Ta-Top, Limited Partnership (3)

4.6	Registration Rights Agreement dated June 15, 2004 with Ta-Top, Limited Partnership, TAT Industries Ltd. and certain shareholders of our company (3)

4.7	Credit Line Agreement dated June 15, 2004 between the Company and Ta-Top, Limited Partnership (3)

4.8	Warrant Agreement dated June 15, 2004 between the Company and Ta-Top, Limited Partnership (3)

4.9	Form of Loan Agreements between Registrant and Bank Leumi L’Israel

4.10	Loan Agreement between Limco-Airepair Inc. and Bank Leumi USA dated as of July 6, 2005

4.11	Amendment to the Loan Agreement between Limco-Airepair Inc. and Bank Leumi USA dated as of October 1, 2005

4.12	Membership Interest Purchase Agreement dated May 24, 2005 between Limco-Airepair Inc. and Claude

L. Butler, Thomas W. Ferrell, Paul R. Hilliard and Jim Taylor.

4.13	Amendment to Membership Interest Purchase Agreement dated May 24, 2005 between Limco-Airepair Inc. and Claude L. Butler, Thomas W. Ferrell, Paul R. Hilliard and Jim Taylor.

8	List of Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 1992.

(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 1999.

(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of:
TAT Technologies Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. and Subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of TAT Technologies Ltd. and Subsidiaries as of December 31, 2006 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Virchow, Krause & Company, LLP	/s/ Oren Horowitz & Co’

Virchow, Krause & Company, LLP	Oren Horowitz & Co’
An independent member	An independent member
of Baker Tilly International	of Baker Tilly International

Minneapolis, Minnesota	Ramat – Gan, Israel
June 15, 2007	June 15, 2007

■	Kost Forer Gabbay & Kasierer	■	Phone: 972-3-6232525
	3 Aminadav St.		Fax: 972-3-5622555
Tel-Aviv 67067, Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TAT TECHNOLOGIES LTD.

          We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. (“the Company”) and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Limco-Airepair Inc., a wholly-owned subsidiary and its subsidiary, which statements reflect total assets constituting 33% in 2004 and total revenues constituting 42% in 2004 and 40% in 2003 of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for Limco-Airepair Inc., is based solely on the reports of the other auditors.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

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

Tel-Aviv, Israel	/s/Kost Forer Gabbay & Kasierer
June 25, 2006	KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2006	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,762	$6,983
Short-term deposit	1,533	515
Marketable securities (Note 3)	—	322
Trade receivables (net of allowance for doubtful accounts of $280 and $396 at December 31, 2006 and 2005, respectively)	13,569	10,855
Other accounts receivable and prepaid expenses	2,185	1,605
Inventories (Note 4)	24,928	22,025

Total current assets	47,977	42,305

LONG-TERM ASSETS:

Funds in respect of employee right upon retirement	3,625	3,159

Property, plant and equipment, net (Note 5)	7,235	6,920

Intangible assets, net (Note 6)	2,183	2,815

Goodwill	4,923	5,366

Other assets	294	—

Total assets	$66,237	$60,565

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2006	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans (Note 9)	$4,000	$1,000
Trade payables	8,030	5,451
Parent company - current account (Note 8)	220	103
Other accounts payable and accrued expenses (Note 7)	5,984	5,364

Total current liabilities	18,234	11,918

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities (Note 9)	4,000	10,000
Liability in respect of employee rights upon retirement	3,676	3,275
Long-term deferred tax liability	607	511

Total long-term liabilities	8,283	13,786

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS’ EQUITY:
Share capital (Note 12) -
Ordinary shares of NIS 0.9 par value - Authorized: 10,000,000 shares at December 31, 2006 and 2005; Issued and outstanding: 6,042,671 shares at December 31, 2006 and 2005	2,094	2,094
Additional paid-in capital	35,704	35,704
Accumulated other comprehensive income (loss)	—	(1)
Accumulated earnings (deficit)	1,922	(2,936)

Total shareholders’ equity	39,720	34,861

Total liabilities and shareholders’ equity	$66,237	$60,565

The accompanying notes are an integral part of the consolidated financial statements.

June 30, 2007	/s/ Shlomo Ostersetzer	/s/ Dov Zeelim	/s/ Israel Ofen

Date of approval of the	Shlomo Ostersetzer	Dov Zeelim	Israel Ofen
financial statements	Chairman of the	Vice Chairman of the	Executive Vice President
	Board of Directors and Chief	Board of Directors and	and Chief Financial
	Executive Officer	President	Officer

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S dollars in thousands (except share and per share data)

	Year ended December 31,

	2006	2005	2004

Revenues:
Sale of products (Note 15)	$33,709	$21,460	$19,138
Services and other	43,824	27,733	14,105

	77,533	49,193	33,243
Cost of revenues:
Sale of products	25,425	14,078	11,559
Services and other	32,214	21,514	10,607

	57,639	35,592	22,166

Gross profit	19,894	13,601	11,077

Operating expenses:
Research and development costs	—	72	125
Selling and marketing expenses	3,466	2,495	1,894
General and administrative expenses	6,710	5,138	3,793

	10,176	7,705	5,812

Operating income	9,718	5,896	5,265
Financial (expenses) income (Note 16a)	(464)	(441)	87
Other income, net (Note 16b)	59	210	54

Income before income taxes	9,313	5,665	5,406
Income taxes (Note 14)	3,247	2,136	1,667

Net income	$6,066	$3,529	$3,739

Basic net income per share (Note 13)	$1.004	$0.584	$0.72

Diluted net income per share (Note 13)	$0.984	$0.580	$0.67

Weighted average number of shares - basic	6,042,671	6,042,671	5,166,218

Weighted average number of shares - diluted	6,163,025	6,086,716	5,564,060

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

				Accumulated other comprehensive income (loss)
	Share capital		Additional paid-in capital			Total comprehensive income	Total shareholders’ equity
					Accumulated deficit
	Number	Amount

Balance as of January 1, 2004	4,637,081	$1,813	$28,763	$95	$(1,987)		$28,684
Exercise of options	548,447	111	1,119	—	—		1,230
Issuance of shares	857,143	170	5,822	—	—		5,992
Comprehensive income:
Net income	—	—	—	—	3,739	$3,739	3,739
Unrealized gain on available-for-sale securities net of reclassification adjustments for gain realized	—	—	—	11	—	11	11
Cash dividends	—	—	—	—	(7,130)	—	(7,130)

Total comprehensive income						$3,750

Balance as of December 31, 2004	6,042,671	2,094	35,704	106	(5,378)		32,526
Comprehensive income:
Net income	—	—	—	—	3,529	$3,529	3,529
Unrealized gain on available-for-sale securities net of reclassification adjustments for gain realized	—	—	—	(107)	—	(107)	(107)
Cash dividends	—	—	—	—	(1,087)	—	(1,087)

Total comprehensive income						$3,422

Balance as of December 31, 2005	6,042,671	2,094	35,704	(1)	(2,936)		34,861
Comprehensive income:
Net income	—	—	—	—	6,066	$6,066	6,066
Unrealized gain on available-for-sale securities net of reclassification adjustments for gain realized	—	—	—	1	—	1	1
Cash dividends	—	—	—	—	(1,208)	—	(1,208)

Total comprehensive income						$6,067

Balance as of December 31, 2006	6,042,671	$2,094	$35,704	$—	$1,922		$39,720

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2006	2005	2004

Cash flows from operating activities:

Net income	$6,066	$3,529	$3,739
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,815	1,427	1,031
Gain on sale of property and equipment	(21)	(22)	(17)
Gain on sale of marketable securities	(38)	(120)	(35)
Provision for doubtful debts	(116)	159	—
Termination of long-term deferred financing cost	149	—	—
Changes in assets and liabilities:
Deferred income taxes, net	88	(233)	168
(Increase) decrease in trade receivables	(2,598)	903	(1,607)
(Increase) decrease in other accounts receivable and prepaid expenses	(756)	469	(208)
Decrease (increase) in inventories	(2,460)	(1,358)	167
Increase (decrease) in trade payables	2,579	(984)	(112)
Increase (decrease) in other accounts payable and accrued expenses	510	445	(1,186)
Accrued severance pay, net	(65)	(75)	(32)

Net cash provided by operating activities	5,153	4,140	1,908

Cash flows used in investing activities:

Proceeds from short-term bank deposits	—	—	396
Proceeds from sale of available-for-sale securities	1,610	2,146	2,973
Proceeds from sale of property and equipment	68	56	30
Change in bank deposits, net	(1,018)	(515)	—
Purchase of property and equipment	(1,694)	(1,072)	(926)
Purchase of available-for-sale securities	(1,249)	(889)	(1,161)
Cash and cash equivalents used in the acquisition of a subsidiary (2)	—	(5,237)	—

Net cash (used in) provided by investing activities	(2,283)	(5,511)	1,312

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2006	2005	2004

Cash flows used in financing activities:

Short-term bank credit, net	—	—	(290)
Repayments of debts	(3,000)	(9,667)	(294)
Cash dividend	(1,208)	(1,087)	(7,130)
Exercise of options	—	—	1,230
Parent company - current account	117	30	(452)
Issuance of shares	—	—	5,727
Proceeds from long-term loans	—	12,000	—

Net cash (used in) provided by financing activities	(4,091)	1,276	(1,209)

(Decrease) increase in cash and cash equivalents	(1,221)	(95)	2,011
Cash and cash equivalents at the beginning of the year	6,983	7,078	5,067

Cash and cash equivalents at the end of the year	$5,762	$6,983	$7,078

(1) Supplemental disclosure of non-cash investing and financing activities:

Issuance of warrants in connection with a credit line agreement	$—	$—	$265

Supplemental disclosure of cash activities:

Cash paid during the year for:
Interest	$679	$150	$16

Income taxes	$4,243	$1,993	$2,491

(2) Cash and cash equivalents from the acquisition of a subsidiary (see also Note 1):

Net fair value of the assets acquired and liabilities assumed at acquisition date was as follows:

Working capital, net (excluding cash and cash equivalents)	$(443)	$3,600	$—
Property and equipment	—	(1,173)	—
Existing customer relationship	—	(1,937)	—
Trade name	—	(128)	—
Certificates	—	(76)	—
Lease at below-market prices	—	(97)	—
Non-compete agreements	—	(653)	—
Consulting services agreements	—	(6)	—
Workforce in place	—	(803)	—
Goodwill	443	(3,964)	—

	$—	$(5,237)	$—

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1 -	GENERAL

a.

TAT Technologies Ltd., an Israeli corporation, together with its U.S. subsidiaries (“the Company”), is principally engaged in the manufacture and sale of a broad range of heat transfer equipment used in mechanical and electronic systems on-board commercial and military aircraft and in a variety of other electronic equipment. The Company is also engaged in the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components manufactured by the Company and in maintenance, repair and overhaul of auxiliary power units, propellers, landing gears and related components. In addition, the Company is also engaged in the design, development and manufacture of aviation accessories. These accessories include fuel components, such as valves and pumps, secondary power systems, various instrumentation and electronic assemblies. The Company has few long-term service contracts for the maintenance and overhaul of certain airplane parts and equipment. The principal markets of the Company are Israel, Europe and the United States. The Company sells its products mainly to the aircraft industry.

The Company parent company is TAT Industries Ltd., an Israeli corporation whose shares are listed on the Tel-Aviv Stock Exchange (“TAT” or “the parent company”). TAT holds 51.7% out of the Company’s shares, as of December 31, 2006.

	b.	On August 16, 2005, the Company listed its shares for trade on the Tel-Aviv Stock Exchange as a dual listed Company.

c.

The Company has a wholly-owned U.S. subsidiary: Limco - Airepair Inc. (“Limco”), which owned 100% of Piedmont Aviation Component Services LLC (“Piedmont”). On February 28, 2007, the Company established a new Delaware corporation: Limco-Piedmont Inc. and Limco established a new Delaware corporation: Limco Airepair Inc. (Limco Delaware). On March 2, 2007, all assets, except Limco’s membership interest in Piedmont Aviation Component Services, LLC, and all liabilities were assumed by Limco Delaware. On March 5, 2007 Limco merged with Limco-Piedmont Inc. As part of the merger, the Company received 9,000,000 shares of Limco-Piedmont Inc. for its 37,500 shares of Limco.

	d.	Acquisition of Piedmont Aviation Component, LLC.

On July 6, 2005, the Company entered into a membership interest purchase agreement pursuant to the terms of which the Company, through its subsidiary Limco, acquired 100% of the membership interest in Piedmont for cash and assumption of debt for an aggregate purchase price of $20,227.

Piedmont Aviation Component Services, LLC was established in August 2002, as a limited liability company under the law of the State of North Carolina. Piedmont is primarily engaged in the business of maintenance, repair and overhaul of auxiliary power units (“APU”), propellers and landing gear for aviation customers located throughout the world. Piedmont also distributes aviation parts to its customers.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1 -	GENERAL (Cont.)

The purchase price of the acquired company, as of the acquisition date, consisted of cash payment, the fair value related to non compete agreements with the former owners, the assumed liabilities and acquisition related costs as provided in the table below:

Cash Payment to the seller	$5,290
Liability with respect of non-compete agreements	653
Transaction costs	54
Debt assumed	8,667
Other current liabilities assumed	5,563

Total consideration	$20,227

The non-compete agreements with the former owners are payable monthly in the amount of $ 18,549, over 36 months from the date of acquisition.

The acquisition has been accounted for using the purchase method of accounting as determined in Statement of Financial Accounting Standards (SFAS) No. 141 - Business Combinations, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition.

The Company has allocated the total cost of the acquisition, as follows:

July 6, 2005

Assets:
Current assets	$11,291
Property and equipment	1,173
Other non-current assets	99

Intangible Assets:
Goodwill	4,767
Customer relationships	1,937
Non-compete agreement	653
Tradename	128
Certificates	76
Lease at below market rates	97
Consulting service agreements	6

Total assets acquired	20,227

Liabilities assumed:
Current liabilities	(14,230)

Net assets acquired	$5,997

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1 -	GENERAL (Cont.)

Piedmont’s customer relationships, non-compete agreement, trade name, certificates, lease at below market rates and consulting service agreement have been valued using the Income Approach on the basis of the present value of cash flows attributable to the asset over the expected future life of 10 years, 3 years, 10 years, 7 years, 2.5 years and 0.3 years, respectively.

The amounts allocated to intangible assets other than goodwill, are amortized on a straight-line basis over a weighted average amortization period of 8.07 years, ranging between 0.3 to 10 years (see also Note 2i and Note 6). The intangible assets and goodwill were assigned to the MRO services segment.

The excess of $4,767 of the cost over the net amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. Acquired workforce, that does not meet the separability criteria, has been included in the amount recognized as goodwill. During 2006, the Company finalized the valuation of the working capital received in the transaction. The finalization resulted in an increase of $443 of the inventory acquired, with an offsetting reduction to goodwill for the same amount. The goodwill that was acquired is tax deductible over 15 years.

The operations of Piedmont are included in the consolidated statements since July 1, 2005.

The unaudited pro forma information below assumes that the acquisition had been consummated on January 1, 2004, and includes the effect of amortization of intangible assets from that date. This date is presented for information purposes only and is not necessarily indicative of the results of future operations or the results that would have been achieved had the acquisition taken place on those dates. The pro forma information is as follows:

	Year ended December 31, 2005	Year ended December 31, 2004

	Unaudited

Net revenues	$65,159	$60,728

Net income	$2,986	$2,788

Basic net earnings per share	$0.578	$0.461

Diluted net earnings per share	$0.537	$0.458

e.

The Company depends on a limited number of suppliers for some standard and custom designed components for its systems. If such supplier fails to deliver the necessary components, the Group may be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Group’s results of operations and cash position.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

	a.	Use of estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclose the nature of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

	b.	Financial statements in U.S. dollars:

The majority of the Company’s revenues are generated in U.S. dollars (“dollar”) and a substantial portion of the Company’s costs is incurred in dollars. In addition, the Company’s financings have been obtained in dollars. Accordingly, the dollar is the currency of the primary economic environment in which the Company operates and the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with SFAS No. 52 “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as appropriate.

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

Bank deposits with maturities of more than three months and up to one year are included in short-term bank deposits. As of December 31, 2006, the bank deposit is in U.S. dollars and bears interest at an annual rate of 5.3%. The deposits are presented at their cost, including accrued interest.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	f.	Marketable securities:

Management determines the classification of its investments in debt securities with fixed maturities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2005, all marketable securities covered by SFAS No. 115, “Accounting for Certain investments in Debt and Equity Securities” (SFAS No. 115), were designated as available-for-sale.

Accordingly, these securities are stated at fair value, with the unrealized gains and losses, reported in accumulated other comprehensive income (loss) as separate component of shareholders’ equity. The amortized cost of available-for-sale securities is adjusted for amortization of premiums to maturity. Such amortization and interest are included in financial income, net.

Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of income, among “Other income, net”. According to Staff Accounting Bulletin No. 59, “Accounting for Non-current Marketable Equity Securities” (“SAB No. 59”) management is required to evaluate each period whether a security’s decline in value is other than temporary. In all reported periods, the Company did not record another than temporary decline in the carrying value of its marketable securities.

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

Because the Company sells products and services related to airplane accessories (heat transfer equipment, APU’s, propellers, and landing gear) for airplanes that can be in service for 20 to 50 years, it must keep a supply of such products and parts on hand while the airframes are in use. The Company writes down its inventory for estimated obsolescence and unmarketable inventory equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those anticipated, inventory adjustments may be required. The Company believes that these estimates are reasonable and historically have not resulted in material adjustments in subsequent periods when the estimates are adjusted to actual amounts.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	h.	Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The annual rates of depreciation are as follows:

years

Buildings	25
Machinery and equipment	4 - 15
Motor vehicles	6 – 20
Office furniture and equipment	3 - 20

Leasehold improvements are amortized using the straight line method over the period of the lease contract, provided that this period does not exceed the useful life of the asset.

Fixed assets not in use, held for resale, are stated at the lower of net cost or estimated realizable value.

Expenditures for maintenance and repairs are charged to expense as incurred, while renewals and betterment of a permanent nature are capitalized.

i.	Intangible assets:

In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”, intangible assets subject to amortization are amortized over their useful life, using the straight line method of amortization.

The following is the expected useful life of the Company’s intangible assets:

Years

Technology	6
Non-Compete agreements	3
Lease at below market prices	2.5
Existing costumer relationship	10
Consulting services agreement	0.3
Tradename	10
Certificates	7
Deferred finance cost	term of the loan

Amortization expenses amounted to $477, $237 and $9 for the years ended December 31, 2006, 2005 and 2004, respectively.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	j.	Impairment of long-lived assets:

The Company’s long-lived assets (except goodwill - see k below) are reviewed for impairment in accordance with the provisions set fourth in SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAFS No. 144) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2006 and 2005 no impairment losses have been identified.

	k.	Goodwill:

Goodwill represents the excess of purchase price over the fair value of identifiable net assets of acquired companies and accounted for by the purchase method of accounting. SFAS No. 142 requires that goodwill and certain other tangible assets having indefinite lives no longer be amortized, but instead be tested annually for impairment or more frequently if events suggest the remaining value may not be recoverable.

SFAS No. 142 requires goodwill and indefinite lived intangible assets to be tested for impairment at least annually or between annual tests if certain events or indicators of impairments occur. The impairment tests consist of a comparison of the fair value of intangible assets with its carrying amount. If the carrying amount of the intangible assets exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of the reporting unit with its carrying amount

On the date that the Company performed its annual impairment test, December 31, 2006, the Company determined that three reporting units exist – the maintenance, repair and overhaul segment, the OEM Segment and the Parts Segment - (see also Note 15a). Based on management projections, expected future discounted operating cash flows and market multiples, no indication of goodwill impairment was identified as of such date.

	l.	Revenue recognition:

The Company generates its revenues from the sale of products and from providing services – remanufacture, repair and overhaul services and long-term service contracts.

Revenues from the sale of products and services are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB No. 104”) when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of the resulting receivable is probable, the price is fixed or determinable and no significant obligation exists. The Company does not grant a right of return.

Revenues from remanufacture, repair and overhaul services are recognized as services are performed, at the time when the customer-owned material is shipped back to the customer.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from product sales are recognized when product is shipped (and title passes to the customer) to the customer.

Revenues from maintenance contracts are accounted according to FASB Technical Bulletin No. 90-1 (Amended), “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”. Accordingly, revenues from maintenance contracts are recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. The Company estimates the costs that are expected to be incurred based on its experience with the aggregate costs incurred and to be incurred on contracts of this nature. The cost incurred related to the maintenance contracts are not incurred on a straight-line basis, as the timing to provide the maintenance services is dependent on when parts under these contracts require maintenance.

Revenues from royalties from sales of products developed with the intellectual property, technology and technical assistance are recognized when the related sales are made.

	m.	Shipping and handling costs:

Shipping and handling costs billed to customers are included in revenue. The cost of shipping and handling products is included in the costs of revenue.

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

	o.	Research and development:

Research and development costs net of grants and participations received are charged to expenses as incurred.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	p.	Income taxes:

Income taxes are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This statement prescribes the use of the liability method, whereby deferred tax assets and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and for tax loss carryforwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, see Note 14 J.

Results for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (“CPI”). As explained in b above, the consolidated financial statements are presented in U.S. dollars. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the differences resulting from changes in exchange rate and indexing for tax purposes. As for the effect of the adoption of FIN 48, during the first quarter of 2007, see Note 2 w 2.

	q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities and trade receivables.

Cash and cash equivalents and short-term bank deposits, are deposited with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s cash and cash equivalents and short-term bank deposits, are financially sound, and, accordingly, minimal credit risk exists with respect to these financial instruments.

The Company’s marketable securities include investment in debentures and in shares. Management believes that the companies that issued the debentures and the shares are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to the marketable securities.

The Company’s trade receivables are derived mainly from sales to customers in the United States, Israel and Europe. The Company generally does not require collateral, however, in certain circumstances; the Company may require letters of credit. Management believes that credit risks relating to trade receivables are minimal since the Company’s customers are financially sound. The Company performs ongoing credit evaluation of their customers’ financial condition. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

The allowance for doubtful accounts expenses for the years ended December 31, 2006, 2005 and 2004, was $116, $44 and $70, respectively.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	r.	Severance pay:

The Company’s liability for severance pay in Israel is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The liability is presented on the undiscounted basis. The Company records as an expense the net increase in its severance liability. The Company’s liability for all of its Israeli employees is fully covered for by monthly deposits with severance pay funds, insurance policies, Mivtahim Social Insurance Institution Ltd. (“Mivtahim”) and by an accrual.

The liability covered by deposits with Mivtahim is irrevocably transferred to Mivtahim. Accordingly, neither the amounts accumulated with Mivtahim, nor the corresponding liabilities for severance pay are reflected in the balance sheet.

The value of the policies, other than the value of Mivtahim policies, is included as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expense was $293, $312 and $274 for the years ended December 31, 2006, 2005 and 2004, respectively.

Limco-Piedmont Inc. sponsors a 401 (K) profit sharing plan covering substantially all of its employees. The plan permits Limco to contribute a discretionary amount for a plan year. Contributions to plan by the Company were $176, $63 and $13 for the years ended December 31, 2006, 2005 and 2004, respectively.

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

The fair value of long-term liabilities were estimated by discounting the future cash flows, using the rate currently available for liabilities of similar terms and maturity. The carrying amount of the Company’s long-term liabilities approximate their fair value.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	t.	Basic and diluted net income per share:

Basic net income per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net income per share includes the effect of stock option warrants outstanding during the year all, in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”).

The weighted average number of outstanding options excluded from the calculations of diluted net earnings per share, due to their anti dilutive effect, was 0 for the year ended December 31, 2006 and 500,000 for each of the years ended December 31, 2005 and 2004.

	u.	Reclassification:

Certain amounts from prior years have been reclassified to conform to current classification. The amounts reclassified were immaterial to the total presentation.

	v.	Registration Right Agreement

The Company has adopted EITF 05-4, “The Effect of Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19”, view C to account for its registration rights agreements into association with the issuance of common stock, debt and warrants. View C of EITF 05-4 takes the position that the registration rights should be accounted for separately from the financial instrument as the payoff of the financial instruments is not dependant on the payoff of the registration rights agreement, and according to DIG K-1, registration rights agreements and the financial instruments do not meet the combining criteria as they related to different risks. The Financial Accounting Standards Board (Board) has postponed further discussion on EITF 05-4, Since the Board has not reached a consensus, the Company’s accounting for the registration rights may change when the Board reaches a consensus.

	w.	Impact of recently issued Accounting Standards:

1.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard was effective for the Company in the first interim period beginning after January 1, 2006.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company implemented FAS 123(R) using the modified prospective method starting January 1, 2006. Under this method, the Company began recognizing compensation cost for equity-based compensation for all new and existing unvested share-based awards after the date of adoption. The adoption of the SFAS No. 123(R) did not have an impact on the consolidated results of operations, or to the overall consolidated financial position or consolidated cash flows. See Note 12 for further disclosure on the Company’s share based plans.

2.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company adopted SFAS 151 on January 1, 2006, as required. The adoption of SFAS 151 did not have a material impact on the Company’s financial position or results of operations.

3.

In September 2006, the FASB, issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an Amendment of FASB Statements No. 133 and 140,” (SFAS 155), to simplify and make more consistent the accounting for certain financial instruments. SFAS 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to allow for a qualifying special-purpose entity to hold a derivative financial instrument that relates to a beneficial interest other than another derivative financial instrument. SFAS 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application permitted. Accordingly, the Company adopted SFAS 155 on January 1, 2007. The adoption of SFAS 155 did not have any effect on the Company’s financial position and results of operations.

4.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS 157. Among other requirements, SFAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective beginning the first fiscal year that begins after November 15, 2006. The Company is currently evaluating the impact of SFAS 157 on its financial position and results of operations.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

5.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No.87, 88, 106, and 132(R). SFAS No. 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, to recognize changes in that funded status in the year in which the changes occur through comprehensive income as well as prescribing additional disclosure requirements. The provisions of this statement are effective for all other companies in fiscal years ending after June 15, 2007. In addition, a company must now measure the fair value of its plan assets and benefit obligations as of the date of its year-end balance sheet. A company is no longer permitted to measure the funded status of its plan by being able to choose a measurement date up to three months prior to year end. This provision within the Standards is effective for all companies in fiscal years ending after December 15, 2008. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its financial statements.

6.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). This Statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Statement’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159.

7.

In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” or SAB 108, which addresses how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. SAB 108 requires registrants to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financial statements. SAB 108 does not change the Staff’s previous guidance on evaluating the materiality of errors. It allows registrants to record the effects of adopting SAB 108 guidance as a cumulative-effect adjustment to retained earnings. This adjustment must be reported in the annual financial statements for the first fiscal year ending after November 15, 2006. The initial adoption of SAB 108 did not have a material impact on the Company’s financial condition and results of operation.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

8.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”, an interpretation of SFAS 109, “Accounting for Income Taxes”. FIN 48 clarifies the accounting for uncertain tax positions. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. The provisions of this interpretation are required to be adopted for fiscal periods beginning after December 15, 2006. The Company will be required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustment to be recognized as an adjustment to retained earnings. As a result of the first time adoption of FIN 48 in the first quarter of 2007, the Company would recognize additional tax benefit of approximately $500 in its interim results for the first quarter of 2007, base on the more likely than not compromise settlement to be achieved with the Israeli Tax authorities, for tax returns of 2003 - 2005.

9.

In March 2007, the Financial Accounting Standards Board (“FASB”) ratified Emerging Issues Task Force (“EITF”) Issue No. 06-10, Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements (“EITF No. 06-10”). EITF No. 06-10 requires an employer to recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either Statement of Financial Accounting Standards Board (“SFAS”) No. 106 or Accounting Principles Board (“APB”) Opinion No. 12 if the employer has agreed to maintain a life insurance policy during the employee’s retirement or provide the employee with a death benefit. EITF No. 06-10 also requires an employer to recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. EITF No. 06-10 is effective for fiscal years beginning after December 15, 2007 with early adoption permitted. The Company is evaluating the impact that the adoption of EITF No. 06-10 will have on its financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -	MARKETABLE SECURITIES AND LONG-TERM MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31,

	2006			2005

	Amortized cost	Gross unrealized gains (losses)	Estimated fair market value	Amortized cost	Gross unrealized gains	Estimated fair market value

Available-for-sale:
Shares	—	—	—	$109	$2	$111
Debentures and convertible debentures	—	—	—	214	(3)	211

	—	—	—	$323	$(1)	$322

Unrealized losses amounted to $1 on December 31, 2005.

During 2006, 2005 and 2004, the Company recorded proceeds from redemption and sales of these securities in the amounts of $1,610, $2,146 and $2,973, respectively. The related gains amounting to $38, $120 and $35, in 2006, 2005 and 2004, respectively, were recorded in other income, net.

NOTE 4 -	INVENTORIES

Inventories are composed of the following:

	December 31,

	2006	2005

Raw materials and components	$11,748	$9,564
Work in progress	12,311	11,526
Spare parts	795	850
Finished goods	74	85

	$24,928	$22,025

As for charges, see Note 11.

Raw materials and components, net of reserve for slow moving and obsolesce inventories at the amount of $2,796 and $2,480 for the years ended December 31, 2006 and 2005, respectively.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5 -	PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,

	2006	2005

Cost:
Land and buildings (1)	$2,726	$2,678
Machinery and equipment	21,465	20,242
Motor vehicles	1,461	1,305
Office furniture and equipment	836	807

	26,488	25,032

Less: Accumulated depreciation	19,253	18,112

Depreciated cost	$7,235	$6,920

Depreciation expenses amounted to $1,332, $1,143 and $1,022 for the years ended December 31, 2006, 2005 and 2004, respectively.

(1)

Including lease rights to land in the amount of $1 under a sub-lease agreement with TAT. The lease period ends in 2020 and includes a renewal option if TAT exercises the option granted by the Israel Land Administration. See also Note 8a.

Registration with the Land Registrar of the transfer of sub-lease rights from TAT to the Company has not yet been finalized due to technical reasons.

As for charges, see Note 11.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6 -	INTANGIBLE ASSETS, NET

	a.	Intangible assets:

	December 31,

	2006	2005

Cost:
Customer relationships	$1,937	$1,937
Lease at below market rates	97	97
Consulting service agreements	6	6
Non-compete agreement	653	653
Technology	254	254
Long-term deferred financing cost	—	265
Tradename	128	128
Certificates	76	76

	3,151	3,416

Accumulated amortization:
Customer relationships	291	97
Lease at below market rates	58	19
Consulting service agreements	6	6
Non-compete agreement	326	109
Technology	254	254
Long-term deferred financing cost	—	116
Tradename	17	—
Certificates	16	—

	968	601

Amortized cost	$2,183	$2,815

b.	Amortization expenses for the years ended December 31 are as follows:

Year ended December 31,	Amortization expenses

2007	$474
2008	326
2009	217
2010	217
2011	217
Thereafter	731

$2,182

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 -	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2006	2005

Employees and payroll accruals	$2,876	$2,023
Government authorities	19	609
Related parties	266	103
Deferred revenue	223	104
Liability with respect to non-compete agreement	360	562
Warranty provision	776	498
Sales rebates	184	143
Accrued royalties	378	183
Other accrued expenses	902	1,139

	$5,984	$5,364

NOTE 8 -	TRANSACTIONS WITH RELATED PARTIES

	a.	Transactions with TAT:

	Year ended December 31,

	2006	2005	2004

Management fees	$50	$50	$50

Other manufacturing costs	$36	$39	$59

Lease expenses (1)	$316	$310	$324

(1)

During 2000, the Company entered into a lease agreement with TAT for a period of 25 years. According to the agreement, the Company leases from TAT the factory premises for an annual amount of approximately $300, increased by 2% annually, subject to a revaluation based on market value every five years. The Company is entitled to a one-time right of termination of the agreement after 10 years.

During 2005, a revaluation of the lease agreement was prepared by a valuation consultant, determining the annual lease fee as $310.

b.	Balances with related parties:

	December 31,

	2006	2005

TAT - current account (1)	$220	$103

(1)	The current account is linked to the Israeli Consumer Price Index and bears no interest.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8 -	TRANSACTIONS WITH RELATED PARTIES (Cont.)

		Year ended December 31,

		2006	2005	2004

c.	Commissions to a company owned by certain shareholders (see Note 10a)	$387	$537	$377

	Management fee (see e below)	$250	$176	$54

	Salaries of principal owners (1)	$489	$500	$2,582

	(1)	2004 - includes an amount of $2,065 benefit due to exercise of stock options.

d.

The Chairman of the Board of Directors and the Vice Chairman of the Board of Directors are entitled each to a bonus of 2.5% of the annual consolidated operating income, in excess of $500. Bonus expenses were $518, $292 and $246 in 2006, 2005 and 2004, respectively, and were recorded as part of the general and administrative expenses.

e.

A shareholder of the Company (see Note 12b) provides the Company with management and consulting services in consideration of the lower of: (i) 3% of the consolidated operating income in excess of $500, or (ii) $250. Consulting expenses were $250, $176 and $54 in 2006, 2005 and 2004, respectively, and were recorded a part of the general and administrative expenses.

NOTE 9 -	LONG-TERM LOANS

	a.	Terms of the loans:

	Currency	Weighted average interest		December 31,

		2006	2005	2006	2005

		%

Long-term loan (1)	U.S. dollar	Libor + 1.3	Libor + 1.3	$4,000	$5,000
Long-term loan (2)	U.S. dollar	Libor + 1	Libor + 1	1,000	3,000
Long-term loan (2)	U.S. dollar	5.25	5.25	3,000	3,000

				8,000	11,000
Less - current maturities				(4,000)	(1,000)

				$4,000	$10,000

(1)	In July 2005, Piedmont signed a loan agreement in the amount of $6,000 with Bank Leumi USA. The loan bears an annual interest of Libor + 1.3%. The loan shall be repaid on July 1, 2007.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 -	LONG-TERM LOANS (Cont.)

Piedmont is required to maintain certain financial covenants as follows:

A ratio of funded debt to EBITDA will not exceed 3.25 to 1, a fixed charge coverage ratio shall be at least 2.5 to 1 and net profit of not less than $1.

In addition, the Company, as the guarantor, is obligated not to pay dividends without the prior written consent of the bank.

In each of the years 2006 and 2005, Piedmont repaid $1,000 of the loan amount.

(2)

In July 2005, as part of Piedmont’s acquisition, the Company entered into two loan agreements in an aggregate amount of $6,000 to be repaid in three annual installments beginning July 1, 2008. The first loan bears interest of Libor + 1% compounded annually and the second loan bears an annual interest of 5.25%, both to be paid quarterly. The Company is required to maintain a consolidated shareholders’ equity of not less than $15 thousand.

In August 2006, the Company repaid $2,000 on behalf of the first loan.

As of December 31, 2006, the Company and Piedmont are maintaining all required financial covenants.

b.	Aggregate maturities of long-term loans:

December 31,

2006

2007 (current maturities)	$4,000
2008	1,000
2009	1,500
2010	1,500
2011	—

$8,000

NOTE 10 -	COMMITMENTS AND CONTINGENT LIABILITIES

a.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.

The Company is committed to pay royalties to a third party of between 5% to 12% of sales of products developed by a third party or developed through the intellectual property and goodwill which were purchased from that third party. Royalties expenses were $550, $425 and $245 for the years ended December 31, 2006, 2005 and 2004, respectively. The royalties were recorded as part of the cost of revenues.

c.

The Company is committed to pay marketing commissions to salesmen at a range of 1% to 12% of total sales contracts which were received through promotion and distribution carried out by them. Commission expenses were $656, $529 and $346 for the years ended December 31, 2006, 2005 and 2004, respectively. The commissions were recorded as part of the selling and marketing expenses.

	d.	Lease commitments:

The Company leases various office equipment and facilities under non-cancelable operating leases with expiration dates through November 2011. two leases that expire in 2011 include five years renewal options. The monthly rental range is approximately $100 to $9,000.

As of December 31, 2006, future minimum rental payments under non-cancelable operating leases are as follows:

2007	$176
2008	171
2009	171
2010	115
2011	88

$721

Total rent expenses for the years ended December 31, 2006, 2005 and 2004 were approximately $217, $217 and $27, respectively.

As for the lease of the factory premises by the Company, see Note 8a.

e.

During 2004, two former employees filed a claim against the Company and against an employment agency, alleging breach of contract and seeking compensation for salary delays and salary differences in the amount of $254. The Company, with the advice of its legal counsel, is unable to predict the ultimate outcome of these claims, yet believes that such claims are without merit. As such, no provision has been provided.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -	CHARGES AND GUARANTEES

a.

To secure bank credit received by the Company from banks, an unlimited fixed charge was recorded on all of the assets of the Company. In addition, the bank credit includes limitation on payment of dividend, on current ratio, and on the financial leverage ratios. As of December 31, 2006, the Company has not withdrawn any amounts from the bank credit.

	b.	The liabilities secured by collaterals are as follows:

	December 31,

	2006	2005

Israeli customs	$30	$54

NOTE 12 -	SHAREHOLDERS’ EQUITY

	a.	The Company’s shares are registered with the Securities and Exchange Commission in the United States and are traded on the NASDAQ (Capital Market).

The Company’s Ordinary shares confer upon their holders voting rights, the right to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company.

On August 16, 2005, the Company listed its shares for trade on the Tel-Aviv Stock Exchange.

b.

On August 10, 2004, the Company entered into an investment agreement, according to which the investor purchased 857,143 Ordinary shares of NIS 0.9 par value of the Company, and was granted a warrant to purchase 500,000 Ordinary shares of NIS 0.90 par value at an exercise price of $8.50 per share. The warrant is exercisable for 66 months from the date of grant. The total cash received was $6,000. The warrants were exercised by the investor, subsequent to the balance sheet date, see Note 17.

In addition, the investor and the Company entered into a credit line agreement, under which the investor made a line of credit available to the Company in the amount of up to $2,000.

The amount of the credit withdrawn from the investor shall not be less than $1,000. The withdrawn credit bears interest at an annual rate of 5%, in addition to an annual handling fee of 0.5% of the credit line amount. The withdrawn credit will be settled in four equal payments, no later than 66 months from the date of the agreement.

The Company recorded the fair value of the credit line, which amounted to $265, as deferred charges, which was amortized throughout the term of the credit line agreement, see Note 6a.

As such, the total proceeds received for the issuance of shares and warrants, consisting of cash and a provision of a credit line, amounted to $6,265, from which issuance expenses in the amount of $273 were deducted. In addition, a consulting agreement entered with the investors, see Note 8e.

On September 5, 2006, the Company notified the investor on the cancellation of the credit line, which was not utilized by it since the date of grant. As a result, the Company recorded the unamortized portion of the deferred charge, amounted to $165 to financial expenses.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousand

NOTE 12 -	SHAREHOLDERS’ EQUITY (Cont.)

	c.	Stock option plans:

1.

In March 1995, the Company adopted a stock option plan for its employees, employees of the parent company, directors and service providers, whereby up to 400,000 options to purchase Ordinary shares were to be granted, at an exercise price of $4.5 per share (the market price at the date of grant). Out of this plan 372,500 options (out of which 315,000 stock options were granted to executives) were granted. Under the terms of the plan, the options vested after a period of five years commencing with the date of grant. In March 2005, options to purchase 267,500 shares expired and no options are outstanding as of December 31, 2006.

2.

In January 1999, the Company adopted a stock option plan for its employees, directors and officers of the Company, whereby up to 500,000 options to purchase Ordinary shares (out of which 402,500 stock options were granted to executives) were to be granted, at an exercise price of $1.625 per share (which equaled the market price on the date of grant). All of the options have been granted under the above plan. Under the terms of the plan, the options were fully vested as of the grant date. These options expire in January 2009. As of December 31, 2006, 17,500 options are still outstanding.

The following table is a summary of the activity of the Company’s stock Option plans:

	Year ended December 31,

	2006		2005		2004

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	17,500	$1.625	285,000	$4.323	834,935	$2.95
Exercised	—	—	—	—	(548,435)	2.25
Forfeited	—	—	—	—	(1,500)	4.00
Expired	—	—	(267,500)	4.5	—	—

Outstanding at the end of the year	17,500	$1.625	17,500	$1.625	285,000	$4.323

Exercisable options	17,500	$1.625	17,500	$1.625	285,000	$4.323

As of December 31, 2006, there are 17,500 options outstanding and exercisable, with a weighted average remaining contractual life of 2.08 years. The intrinsic value of the stock options outstanding at December 31, 2006 was $14.345.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousand

NOTE 12 -	SHAREHOLDERS’ EQUITY (Cont.)

3.

Limco entered into a share based compensation agreement with its Chief Executive Officer during August, 2005. The compensation agreement is made up of 45,000 Phantom Stock options and stock options to be issued upon the completion of an IPO by the Company. See Note 17 for modification of the options to be issued upon completion of an IPO. The Phantom Stock options have a base exercise price of $6.37. At the date of exercise, the CEO will receive a cash payment for the difference between the exercise price and the average price of the Company’s stock price for the 60 days preceding the exercise date. The Phantom Stock options expire on June 30, 2010. There was no expense related to the Phantom Stock options for the year ended December 31, 2005 as the Company’s stock price was less than the exercise price. During the year ended December 31, 2006, the Company recorded expense of $348. At December 31, 2006, 45,000 Phantom Stock options remained outstanding with 30,000 of those vested and the remaining to be vested on April 1, 2007. At December 31, 2006, the Company recorded a liability of $348 related to the Phantom Stock options.

d. Dividends:

On August 31, 2005, the Company declared a dividend in the amount of $1,087, for all of the shareholders of the Company at the effective date - October 20, 2005. The dividend was fully paid on November 15, 2005.

On April 4, 2006, the Company declared a dividend in the amount of $1,208, for all of the shareholders of the Company at the effective date - May 16, 2006. The dividend was fully paid on May 30, 2006.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousand

NOTE 13 -	NET INCOME PER SHARE

The following table sets forth the computation of historical basic and diluted net income per share:

	Year ended December 31,

	2006	2005	2004

Numerator:
Net income	$6,066	$3,529	$3,739

Denominator:
Weighted average number of ordinary shares outstanding during the year	6,042,671	6,042,671	5,166,218

Basic net income per share - weighted average number of shares	6,042,671	6,042,671	5,166,218
Effect of dilutive securities:
Stock options and warrants	120,354	44,045	397,842

Denominator for diluted net income per share	6,163,025	6,086,716	5,564,060

NOTE 14 -	INCOME TAXES

	a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

In accordance with the above law results for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (CPI).

	b.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

The Company is an “industrial company”, as defined by the law for the Encouragement of Industry (Taxes), 1969, and as such, is entitled to certain tax benefits, which mainly consist of amortization of costs relating to know-how and patents over eight years, the right to claim public issuance expenses, and accelerated depreciation.

	c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

A certain expansion plan of the Company has been granted an “Approved Enterprise” status, under the Law. The Company has elected to receive its benefits through the “alternative benefits track”, waiving grants in return for tax exemptions. Pursuant thereto, the increase in income from the date of commencement of the program which is the income of the Company derived from the following “Approved Enterprise” expansion programs is tax-exempt for the periods stated below and will be eligible for reduced tax rates thereafter (such reduced tax rates are dependent on the level of foreign investments in the Company), as described below.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousand

NOTE 14 -	INCOME TAXES (Cont.)

Income derived from the program, which commenced in 2003, will entitle the Company to a tax exemption for the two-year period ending December 31, 2004, and to a reduced tax rate of 10%-25% for an additional five to eight years ending December 31, 2009 to 2012 (depending on the level of foreign investments in the Company).

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the abovementioned law, regulations published thereunder and the letters of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2006, management believes that the Company is meeting all of the aforementioned conditions.

The tax-exempt income attributable to the “Approved Enterprise” can not be distributed to shareholders without imposing tax liability on the Company other than in complete liquidation. As of December 31, 2006, there is approximately $1,590 tax-exempt income earned by the Company’s “Approved Enterprise”.

If the retained tax-exempt income is distributed to shareholders, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently - 25%).

Income in the Company from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the effective standard corporate tax rate in Israel, see d below.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2006, the Company did not generate income under the provision of the new law.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousand

NOTE 14 -	INCOME TAXES (Cont.)

	d.	Reduction of Israeli corporate tax rate:

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to “Approved Enterprise”, as described above) was 36%. In June 2004 and in July 2005, the “Knesset” (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

	e.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed based on the tax laws in its country of residence- the tax rate in the U.S. subsidiaries is currently 40%.

	f.	Tax assessments:

The Company received tax assessments considered as final through 2001.

	g.	Income tax reconciliation:

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate and the actual tax expense is as follows:

	Year ended December 31,

	2006	2005	2004
Income before income taxes as reported in the statements of income	$9,313	$5,665	$5,406

Statutory tax rate in Israel	31%	34%	35%

Theoretical tax expenses	2,887	1,926	1,892
Increase (decrease) in income taxes resulting from:

Tax adjustment in respect of foreign subsidiaries subject to a different tax rate	399	181	76
Difference in basis of measurement for financial reporting and income tax purposes	(149)	(150)	(94)
Tax in respect of prior years	(28)	78	(310)
Non-deductible expenses	138	101	103

Income taxes as reported in the statements of income	$3,247	$2,136	$1,667

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousand

NOTE 14 -	INCOME TAXES (Cont.)

	h.	Income before income taxes is comprised as follows:

	Year ended December 31,

	2006	2005	2004

Domestic (Israel)	$2,460	$2,648	$3,880
Foreign (United States)	6,853	3,017	1,526

	$9,313	$5,665	$5,406

i.	Income taxes included in the statements of income:

Current:
Domestic (Israel)	$652	$1,048	$999
Foreign (United States)	2,507	1,321	500

	3,159	2,369	1,499

Deferred:
Domestic (Israel)	72	14	112
Foreign (United States)	16	(247)	56

	88	(233)	168

	$3,247	$2,136	$1,667

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousand

NOTE 14 -	INCOME TAXES (Cont.)

	j.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,

	2006	2005

Deferred tax assets (liabilities):
Allowance for doubtful accounts	$107	$57
Unrealized gains	124	159
Provisions for employee benefits and other temporary differences	564	556
Tax loss carryforwards	—	15

Deferred tax assets – short-term	$795	$787

Deferred tax liabilities mainly derived from property and equipment - long-term	$(607)	$(511)

As of December 31, 2006, the Company did not provide a valuation allowance in respect of deferred tax assets, since management currently believes that it is more likely than not that the deferred tax asset will be realized in the future.

The Company does not intend to distribute earnings of a foreign subsidiary aggregating $9,556 as of December 31, 2006, and accordingly, no deferred tax liability has been established relative to these earnings. If these amounts were not considered permanently reinvested, a deferred tax liability would have been required.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousand

NOTE 15 -	SEGMENT AND MAJOR CUSTOMER INFORMATION

	a.	Segment Activities Disclosure:

In 2005, following the acquisition of Piedmont, there was a change in the reported segments of the Company. Accordingly, commencing in 2005, the Company began reporting on two segments: (1) Repair and OEM and (2) Parts, compared to one reportable segment in 2004. During 2006, due to reorganization in the group and the decision to seek an initial public offering of the shares of Limco-Piedmont Inc., the Company manages its segments on a basis of three reportable segments: (1) OEM, (2) MRO, and (3) Parts, and follows the requirements of SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information” (“SFAS No. 131”).

The Company’s reportable segments are as follows:

-

OEM (manufacturing) segment focuses on manufacture of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures aircraft accessories and systems such as pumps, valves, power systems, turbines, etc.

-

MRO (maintenance, repair and overhaul) segment focuses on remanufacture, overhaul and repair of heat transfer equipment and other aircraft components and of repair of APU’s, propellers and landing gears.

		-	Parts Segment (part of Piedmont’s business) focuses on sales of parts of APU’s, propellers and landing gears.

	b.	Segments statement operations disclosure:

The following financial information is the information that management uses for analyzing the results. The figures are presented in consolidated method as presented to management.

	Year ended December 31, 2006

	OEM	MRO	Parts	Corporate	eliminations	Consolidated

Revenues	$22,110	$43,824	$15,197	—	$(3,598)	$77,533

Cost of revenues	14,929	32,214	12,835	—	(2,339)	57,639

Gross profit	7,181	11,610	2,362	—	(1,259)	19,894

Selling and marketing expenses	1,190	1,662	614	—	—	3,466
General and administrative expenses	2,336	1,199	404	2,771	—	6,710

Operating income	$3,655	$8,749	$1,344	$(2,771)	$(1,259)	$9,718

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousand

NOTE 15 -	SEGMENT AND MAJOR CUSTOMER INFORMATION (Cont.)

	Year ended December 31, 2005

	OEM	MRO	Parts	Corporate	Eliminations	Consolidated

Revenues	$20,740	$27,733	$4,055	—	$(3,335)	$49,193

Cost of revenues	13,434	21,514	2,812	—	(2,168)	35,592

Gross profit	7,306	6,219	1,243	—	(1,167)	13,601

Research and development costs	72	—	—	—	—	72
Selling and marketing expenses	1,137	1,277	81	—	—	2,495
General and administrative expenses	2,334	828	393	1,583	—	5,138

Operating income	$3,763	$4,114	$769	$(1,583)	$(1,167)	$5,896

c.	The following financial information identifies the assets to segment:

	Year ended December 31, 2006

	OEM	MRO	Parts	Corporate	Consolidated

Assets	$24,890	$29,131	$3,542	$8,674	$66,237
Depreciation and amortization	$797	$1,016	$2	—	$1,815
Capital investments	$1,336	$358	—	—	$1,694

	Year ended December 31, 2005

	OEM	MRO	Parts	Corporate	Consolidated

Assets	$21,725	$28,793	$1,821	$8,226	$60,565
Depreciation and amortization	$765	$706	$1	—	$1,472
Capital investments	$725	$347	—	—	$1,072

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousand

NOTE 15 -	SEGMENT AND MAJOR CUSTOMER INFORMATION (Cont.)

	d.	The following presents total revenues, based on the location of the end customers, for the years ended December 31, 2006, 2005 and 2004 and long-lived assets as of December 31, 2006, 2005 and 2004:

	2006		2005		2004

	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Israel	$7,042	$4,453	$4,122	$4,103	$5,095	$4,235
Asia	1,953	—	1,983	—	1,430	—
United States	51,292	9,888	30,495	10,998	17,569	2,418
Europe	15,210	—	11,256	—	8,736	—
Other	2,036	—	1,337	—	413	—

	$77,533	$14,341	$49,193	$15,101	$33,243	$6,653

e.	Major customer data as a percentage of total revenues:

	Year ended December 31,

	2006	2005	2004

	%

Customer A	4.0	11.1	10.1
Customer B	4.5	5.8	15.4
Customer C	3.5	2.9	9.8
Customer D	3.0	6.5	9.6
Customer E	7.0	5.1	—

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousand

NOTE 16 -	SELECTED STATEMENTS OF INCOME DATA

		Year ended December 31,

		2006	2005	2004

a.	Financial (expenses), income net:

	Financial income:
	Foreign currency translation adjustments	$372	$29	$86
	Interest on cash equivalents, short-term bank deposits and others	349	222	147

		721	251	233

	Financial expenses:
	Bank charges	(123)	(82)	(68)
	Interest on short-term loans	—	—	(6)
	Interest on long-term loans	(683)	(357)	(28)
	Foreign currency translation adjustments	(161)	(153)	(42)
	Others	(218)	(100)	(2)

		(1,185)	(692)	(146)

		$(464)	$(441)	$87

b.	Other income, net:

	Gain on sale of property and equipment	$21	$22	$17
	Gain (loss) on sale of marketable securities classified as available-for-sale	38	120	35
	Other income	—	68	2

		$59	$210	$54

NOTE 17 -	SUBSEQUENT EVENTS

a.

on February 21, 2007, an investor of the Company, exercised its warrant to purchase 500,000 Ordinary shares of NIS 0.9 par value each, according to the investment agreement of August 2004, see Note 12 b, for an exercise price of $6.94 per share, which reflects the base exercise price of $8.5 reduced by the effect of dividends during the period. Subsequent to the warrant exercise, the Company issued and outstanding share capital is 6,542,671 Ordinary share of NIS 0.9 par value each.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousand

NOTE 17 -	SUBSEQUENT EVENTS (Cont.)

b.

On April 12 2007, Limco-Piedmont Inc. adopted the Limco-Piedmont Inc. 2007 Incentive Compensation Plan, or the 2007 Plan, under which Limco-Piedmont Inc. may issue options to purchase 600,000 shares of common stock which will increase on the first day of each fiscal year during the term. Limco-Piedmont Inc.’s Board of Directors has authorized the issuance of options to its employees and directors to purchase 404,500 shares of common stock with an exercise price equal to the IPO stock price concurrently with the closing of a planned offering. The options vest 1/3 upon the first anniversary of the completion of the IPO and 1/3 on each of the second and third anniversaries thereafter. The options have a life of five years from the date of the IPO and 1/3 on each of the second and third anniversaries thereafter. The options have a life of five years form the date of the IPO. The 2007 Plan also permits Limco-Piedmont Inc. to issue stock appreciation rights, but, to date, Limco-Piedmont Inc. only has plans to issue options.

Of the options to be issued upon the closing of the planned offering, 66,000 will issued to Limco-Piedmont Inc. CEO as a replacement of the options granted by the Company that were to be issued upon the completion of an IPO, see Note 12 c 4.

c.

During 2007, the Company’s wholly-owned subsidiary, Limco-Piedmont Inc., filled an initial Public Offering (IPO). As part of the IPO, Limco-Piedmont Inc. plans to sell 3,500,000 shares of common stock and the Company plans to sell 1,000,000 shares of common shares that it owns in Limco-Piedmont Inc.

SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.

	By:	/s/ Israel Ofen

Israel Ofen
Executive Vice President and
Chief Financial Officer
Date: June 29, 2007