Form 20-F/A
period 2006-12-31
TAT TECHNOLOGIES LTD
filed 2007-07-05
CIK 808439

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F/A
Amendment No. 1

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

Yes ☐ No ☒

     This Amendment No. 1 on Form 20-F/A is being filed solely to amend Item 18 of the Annual Report on Form 20-F of TAT Technologies Ltd. for the year ended December 31, 2006, which was filed on July 2, 2007, to correct a typographical error in the Report of Independent Registered Public Accounting Firms on page F-2 and in footnotes 2. h., 2.t., 6.b. and 12.c and to reflect the insertion of a sentence and certain words that were inadvertently omitted from footnote 15 of our financial statements as of December 31, 2005 and 2004 and for the three years ended December 31, 2005.

     This Amendment is not intended to revise other information presented in our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 as originally filed and all such other information in the original filing, which remains unchanged.

     This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. As a result, this Amendment continues to speak as of July 2, 2007.

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

PART III

Item 17.         Financial Statements

          We have elected to furnish financial statements and related information specified in Item 18.

Item 18.         Financial Statements

Consolidated Financial Statements

Index to Financial Statements	F-1

Reports of Independent Registered Public Accounting Firms	F-2-F3

Consolidated Balance Sheets	F-4-F-5

Consolidated Statements of Income	F-6

Consolidated Statements of Changes in Shareholders’ Equity	F-7

Consolidated Statements of Cash Flows	F-8-F-9

Notes to Consolidated Financial Statements	F-10-F40

Item 19.         Exhibits

          The following exhibits are filed as a part of this Report:

1.1	Memorandum of Association of the Company (1)

1.2	Articles of Association of the Company (1)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	The Company’s 1999 Stock Purchase Plan (2)

4.2	Agreement dated February 10, 2000 between the Company and TAT Industries Ltd. (English summary translation) (2)

4.3	Export Agreement dated April 14. 1992, between the Company and E.T Export Services Inc. (Gal Tech Inc.) (3)

4.5	Shareholders Agreement dated June 15, 2004 between TAT Industries and Ta-Top, Limited Partnership (3)

4.6	Registration Rights Agreement dated June 15, 2004 with Ta-Top, Limited Partnership, TAT Industries Ltd. and certain shareholders of our company (3)

4.7	Credit Line Agreement dated June 15, 2004 between the Company and Ta-Top, Limited Partnership (3)

4.8	Warrant Agreement dated June 15, 2004 between the Company and Ta-Top, Limited Partnership (3)

4.9	Form of Loan Agreements between Registrant and Bank Leumi L’Israel (4)

4.10	Loan Agreement between Limco-Airepair Inc. and Bank Leumi USA dated as of July 6, 2005 (4)

4.11	Amendment to the Loan Agreement between Limco-Airepair Inc. and Bank Leumi USA dated as of October 1, 2005 (4)

4.12	Membership Interest Purchase Agreement dated May 24, 2005 between Limco-Airepair Inc. and Claude

L. Butler, Thomas W. Ferrell, Paul R. Hilliard and Jim Taylor. (4)

4.13	Amendment to Membership Interest Purchase Agreement dated May 24, 2005 between Limco-Airepair Inc. and Claude L. Butler, Thomas W. Ferrell, Paul R. Hilliard and Jim Taylor. (4)

8	List of Subsidiaries of the Registrant (4)

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 1992.

(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 1999.

(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004.

(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of:
TAT Technologies Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheet of TAT Technologies Ltd. and Subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

years

Buildings	25
Machinery and equipment	4 - 15
Motor vehicles	5 - 6
Office furniture and equipment	3 - 20

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

Basic net income per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net income per share includes the effect of stock option warrants outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”), using the treasury stock method.

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

As for charges, see Note 11.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6 -	INTANGIBLE ASSETS, NET

	a.	Intangible assets:

	December 31,

	2006	2005

Cost:
Customer relationships	$1,937	$1,937
Lease at below market rates	97	97
Consulting service agreements	6	6
Non-compete agreement	653	653
Technology	254	254
Long-term deferred financing cost	—	265
Tradename	128	128
Certificates	76	76

	3,151	3,416

Accumulated amortization:
Customer relationships	291	97
Lease at below market rates	58	19
Consulting service agreements	6	6
Non-compete agreement	326	109
Technology	254	254
Long-term deferred financing cost	—	116
Tradename	17	—
Certificates	16	—

	968	601

Amortized cost	$2,183	$2,815

b.	Amortization expenses for the years ended December 31 are as follows:

Year ended December 31,	Amortization expenses

2007	$474
2008	326
2009	217
2010	217
2011	217
Thereafter	732

$2,183

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

As of December 31, 2006, there are 17,500 options outstanding and exercisable, with a weighted average remaining contractual life of 2.08 years. The intrinsic value of the stock options outstanding at December 31, 2006 was $251.

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

The segmental disclosure of 2005 was restated to reflect retroactively the effect of reporting based on three segments, to be in conformity to 2006 disclosure. (See Note 1a for a brief description of the Company's business).

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

	Year ended December 31, 2005 (unaudited)

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

	Year ended December 31, 2005 (unaudited)

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

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this amendment to its annual report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.

	By:	/s/ Israel Ofen

Israel Ofen
Executive Vice President and
Chief Financial Officer
Date: July 3, 2007