Form 20-F
period 2007-12-31
TAT TECHNOLOGIES LTD
filed 2008-06-30
CIK 808439

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to _____________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ………………..

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

Ordinary Shares, par value NIS 0.90 per share…………… 6,542,671
(as of December 31, 2007)

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

i

ii

INTRODUCTION

          TAT Technologies Ltd. is engaged in the manufacture and sale of a broad range of heat transfer components used in mechanical and electronic systems on board commercial and military aircraft and in a variety of other electronic equipment. We also provide maintenance, repair and overhaul, or MRO, services and parts supply services to the aerospace industry. Our four Federal Aviation Administration, or FAA, certified repair stations in Oklahoma and North Carolina provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. We specialize in MRO services for components of aircraft, such as heat transfer components, auxiliary power units, or APUs, propellers, landing gear and pneumatic ducting. Our parts services division offers inventory management and parts services for commercial, regional and charter airlines and business aircraft owners.

          We were incorporated under the laws of the State of Israel in April 1985 to develop the computerized systems business of our parent company, TAT Industries Ltd., or TAT Industries, a publicly held Israeli corporation engaged in the manufacture and sale of aeronautical equipment. In December 1991, we acquired the heat exchanger operations of TAT Industries and in February 2000, we entered into an agreement to purchase its operations relating to the manufacture of aviation accessories and to lease certain of its properties. We conduct business in the United States through our majority-owned subsidiary Limco-Piedmont Inc., a Delaware corporation, or Limco-Piedmont. Limco-Piedmont was incorporated in Delaware on February 28, 2007 as a successor to Limco-Airepair, Inc., which was incorporated as an Oklahoma corporation in 1995 upon the merger of three aerospace companies that had been acquired by TAT Technologies from 1992 through 1995. Limco-Piedmont operates through its subsidiaries, Limco-Airepair Inc., or Limco, a Tulsa, Oklahoma based corporation, and Piedmont Aviation Component Services, LLC, or Piedmont, a Kernersville, North Carolina based company. Since Limco-Piedmont’s initial public offering in July 2007, its shares of common stock have been listed on the NASDAQ Global Market (symbol: LIMC). We currently own 61.83% of the shares of common stock of Limco-Piedmont.

          From our initial public offering in March 1987 until July 1998, our ordinary shares were listed on the NASDAQ Global Market (then known as the NASDAQ National Market) (symbol: TATTF). In July 1998, the listing of our ordinary shares was transferred to the NASDAQ Capital Market and since August 2005, our ordinary shares have been also traded on the Tel Aviv Stock Exchange, or TASE. As used in this annual report, the terms “we,” “us” and “our” mean TAT Technologies Ltd. and its subsidiaries, unless otherwise indicated.

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

          The following selected consolidated financial data for and as of the five years ended December 31, 2007 are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements and notes included elsewhere in this annual report. The selected consolidated financial data for the year ended December 31, 2005 include the results of operations of Piedmont as of July 1, 2005. The selected consolidated financial data as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 have been derived from audited consolidated financial statements not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:

	Year Ended December 31,

	2007	2006	2005	2004	2003

	(in thousands, except per share data)

Revenues
Sale of products	$39,312	$33,709	$21,460	$19,138	$18,223
Services and other	49,392	43,824	27,733	14,105	12,459

Total revenues	88,704	77,533	49,193	33,243	30,682

Cost of revenues
Sale of products	30,002	25,425	14,078	11,559	11,054
Services and other	35,205	32,214	21,514	10,607	9,014

Total cost of revenues	65,207	57,639	35,592	22,166	20,068

Gross profit	23,497	19,894	13,601	11,077	10,614
Operating expenses:
Research and development costs, net	–	–	72	125	120
Selling and marketing expenses	3,719	3,466	2,495	1,894	1,958
General and administrative expenses	10,995	6,710	5,138	3,793	3,476

Operating income	8,783	9,718	5,896	5,265	5,060
Financial income (expenses), net	701	(464)	(441)	87	(25)
Other income, net	26,478	59	210	54	24

Income from operations before income taxes	35,962	9,313	5,665	5,406	5,059
Income taxes	3,212	3,247	2,136	1,667	1,225

Minority interest	771	–	–	–	–

Net income	$31,979	$6,066	$3,529	$3,739	$3,834

Basic net earnings per share	$5.04	$1.00	$0.58	$0.72	$0.85
Diluted net income per share	$4.99	$0.98	$0.58	$0.67	$0.78
Weighted average number of shares used in computing basic net income per share	6,344	6,042	6,042	5,166	4,510
Weighted average number of shares used in computing diluted net income per share	6,408	6,163	6,087	5,564	4,907
Cash dividend per share	$0.40	$0.20	$0.18	$1.18	$0.70

Balance Sheet Data:

	As of December 31,

	2007	2006	2005	2004	2003

	(in thousands)

Working capital	$79,458	$29,743	$30,387	$26,623	$22,336
Total assets	113,407	66,237	60,565	41,207	39,392
Long-term liabilities, excluding current maturities	4,756	8,283	13,786	4,054	3,793
Shareholders’ equity	72,793	39,720	34,861	32,526	28,684

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

          Investing in our ordinary shares involves certain risks and uncertainties. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

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

          The aerospace industry is highly regulated in the United States and in other countries. We must be certified or accepted by the FAA, the United States Department of Defense, the European Aviation Safety Agency, or EASA, and similar agencies in foreign countries and by individual original equipment manufacturers, or OEMs, in order to manufacture, sell and service parts used in aircraft. If any of our material certifications, authorizations or approvals are revoked or suspended, our operations will be significantly curtailed and we could be subjected to significant fines and penalties. In the future, new and more demanding government regulations may be adopted or industry oversight may be increased. We may have to incur significant additional costs to achieve compliance with new regulations or to reacquire a revoked or suspended license or approval, which could reduce our profitability.

We compete with a number of established companies in all aspects of our business, many of which have significantly greater resources or capabilities than we do.

          The market for MRO services is highly competitive. Competition in the MRO market is based on price, quality, engineered solutions, ability to provide a broad range of services, turn-around time, and the ability to perform repairs and overhauls rapidly. Our primary MRO services competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers. For heat transfer component MRO services, our major competitors are the LORI Heat Transfer Center of Honeywell (Tulsa, Oklahoma) and SECAN-Honeywell (France). For APU, propeller and landing gear MRO services, our major competitors are Standard Aero Group Inc., Aerotech International Inc., Honeywell, Alameda Aerospace, Chromalloy, Messier-Dowty Aerospace (MD), AAR Corp., Hawker Pacific, APPH Ltd., Aero Precision Repair and Overhaul Company, Inc., or APRO, Aircraft Propeller Service Inc., Pacific Propeller International LLC and H&H Propeller.

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

          A number of our competitors have inherent competitive advantages. For example, we compete with the service divisions of large OEMs that in some cases have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. We also compete with the in-house service divisions of large commercial airlines, and there is a strong incentive for an airline to fully-utilize the services of its maintenance employees and facilities.

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

          Five customers accounted for approximately 17.0%, 22.0% and 31.4% of our revenues for the years ended December 31, 2007, 2006 and 2005, respectively. None of our customers accounted for more than 10% of our revenues in the last three fiscal years, except for one customer which accounted for 11.1% of our revenues in 2005. Our major customers may not maintain the same volume of business with us in the future. If we lose any of these customers or they reduce the amount of business they do with us, our revenues may be seriously affected.

A substantial part of our revenues are from contracts with the U.S. and Israeli governments and is subject to special risks. A loss of all, or a major portion, of our revenues from government contracts could have a material adverse effect on our operations.

          A substantial portion of our revenues are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments accounted for approximately 4.4% and 1.1% of our revenues for the year ended December 31, 2007, 4.0% and 1.1% of our revenues for the year ended December 31, 2006 and 11.1% and 1.2% of our revenues for the year ended December 31, 2005, respectively. Business with the U.S. and Israeli governments, as well as with the governments of other countries, is subject to risks which are not as relevant in business with private parties. These risks include the ability of the governmental authorities to unilaterally:

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

          Similarly, under foreign laws the export of certain military products, technical designs and spare parts require the prior approval of, or export license from, such foreign governments. In order to maintain our third party production, certain co-development activities and procurements required for the performance of certain contracts, we must receive detailed technical designs, products or product parts’ samples from our strategic partners or suppliers. We may not be able to receive all the required permits and/or licenses in a timely manner. Consequently our revenues may decrease, and we may fail to implement our growth strategy.

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

We may face increased costs and a reduced supply of raw materials. We may not be able to recoup future increases in the cost of raw materials or in electric power costs for our operations through price increases for our products.

          In recent years, the cost of raw materials used in our production has fluctuated significantly due to market and industry conditions. The cost of electric power used in our operations has also increased in the last several years. We may not be able to recoup future increases in the cost of raw materials or electric power costs through price increases for our products.

We face special risks from international sales operations. One or more of the risks associated with international sales may have a material adverse effect on our future revenues and, as a result, our business, operating results and financial condition.

          Our international sales and operations, including exports, comprise a growing proportion of our operating results. In the years ended December 31, 2007, 2006 and 2005, approximately 91.7%, 90.9% and 91.6% of our sales, respectively, resulted from our international operations. This source of revenue is subject to various risks, including:

•	governmental embargoes or foreign trade restrictions;

•	changes in U.S. and foreign governmental regulations;

•	changes in foreign exchange rates;

•	tariffs;

•	other trade barriers; and

•	political, economic and social instability; and difficulties in accounts receivable collections.

          We may not be able to sustain or increase revenues from international operations or we may encounter significant difficulties in connection with the sale of our products in international markets or one or more of these factors may have a material adverse effect on our future revenues and, as a result, our business, operating results and financial condition.

We may engage in future acquisitions that could dilute our shareholders’ equity and harm our business, results of operations and financial condition.

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

Our operations depend on maintaining a skilled workforce, and any interruption in the work force at our facilities could curtail our operations.

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

We depend on our manufacturing and MRO facilities, and any material damage to these facilities may adversely impact our operations.

          We believe that our success to date has been, and future results of operations will be, dependent in large part upon our ability to provide MRO services and to manufacture and deliver OEM products promptly upon receipt of orders and to provide prompt and efficient service to our customers. As a result, any material disruption of our day-today operations could have a material adverse effect on our business, customer relations and profitability. We rely on our Gedera, Israel, Tulsa, Oklahoma and Kernersville and Winston-Salem, North Carolina facilities for the provision of our MRO services, the production of our OEM products and the provision of our parts services. A fire, flood, earthquake or other disaster or condition that significantly damaged or destroyed any of these facilities would have a material adverse effect on our operations.

We use equipment that is not easily repaired or replaced, and therefore material equipment failures could cause us to be unable to meet quality or delivery expectations of our customers.

          Many of our service and manufacturing processes are dependent on equipment that is not easily repaired or replaced. As a result, unexpected equipment failures could result in production delays or the manufacturing of defective products. Our ability to meet the expectations of our customers with respect to on-time delivery of repaired components or quality OEM products is critical. Our failure to meet the quality or delivery expectations of our customers could lead to the loss of one or more of our significant customers.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

          The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, which started in connection with this Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

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

          Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements by third parties of significant claims or proceedings against us;

•	additions or departures of key personnel;

•	future sales of our ordinary shares;

•	de-listing of our shares from the NASDAQ Capital Market;

•	stock market price and volume fluctuation; and

•	tax liability resulted from cash distributing by our subsidiaries in U.S.A

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

          Our principal shareholder, Isal Amlat Investments (1993) Ltd., or Isal Amlat, beneficially owns 65.11% of our outstanding shares, of which 55.26% of our outstanding shares are held directly by TAT Industries. If they sell substantial amounts of our ordinary shares or if the perception exists that our principal shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity-related securities in the future at a time, in a place and on terms we deem appropriate.

Risks Relating to Our Location in Israel

Because we have significant operations in Israel, we may be subject to political, economic and other conditions affecting Israel that could increase our operating expenses and disrupt our business.

          We are incorporated under the laws of, and our executive offices, manufacturing plant and research and development facilities are located in, the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

          Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2007. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. Since June 2007, when Hamas effectively took control of the Gaza Strip, there have been extensive hostilities along Israel’s border with the Gaza Strip, which have intensified since February 2008. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

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

          Our financial statements are stated in dollars, while a portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period to period comparisons of our results. Our results may be adversely affected by the devaluation of the NIS in relation to the dollar (or if such devaluation is on lagging basis), if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by an appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS. In the year ended December 31, 2005, the NIS devaluated against the dollar by 6.8%, while in the years ended December 31, 2003, 2004, 2006 and 2007, the NIS appreciated against the dollar by 7.6%, 1.6%, 8.2% and 9.0%, respectively.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

          Many of our employees and some of our directors and officers in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

          We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, each shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder of an Israeli company, or a shareholder who knows that he or she possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, has a duty of fairness toward the company. However, Israeli law currently does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is relatively little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of our articles of association and Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and, therefore, depress the price of our shares.

          Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain provisions that may make it more difficult to acquire our company, such as provisions establishing a classified board. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See Item 6.C. “Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions under Israeli Law” and See Item 10.E. “Additional Information - Taxation - Israeli Tax Considerations” for additional discussion about some anti-takeover effects of Israeli law. These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.

Investors and our shareholders generally may have difficulties enforcing a U.S. judgment against us, our executive officers and directors or asserting U.S. securities laws claims in Israel.

          We are incorporated in Israel and all of our executive officers and directors reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, all of our assets and most of the assets of our executive officers and directors are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those and similar acts.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

          As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on The NASDAQ Capital Market, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 20% or more interest in our company and certain acquisitions of the stock or assets of another company.

Item 4.	Information on the Company

A.	History and Development of the Company

          We were incorporated under the laws of the State of Israel in April 1985 under the name Galaxy Graphics Ltd. We changed our name to Galagraph Ltd. in August 1986 and to TAT Technologies Ltd. in May 1992. We are a public limited liability company under the Israeli Companies Law 1999-5759, or the Israeli Companies Law, and operate under this law and associated legislation. Our registered offices and principal place of business are located at Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel and our telephone number is +972-8-859-5411. Our address on the Internet is www.tat.co.il. The information on our website is not incorporated by reference into this annual report.

          We are principally engaged in the manufacture and sale of a broad range of heat transfer components used in mechanical and electronic systems on-board commercial and military aircraft and in a variety of other electronic equipment. These systems, which include environmental control, avionics cooling and other mechanical and electronic mechanical systems, generate heat during operation that must be removed and dissipated in order to function properly. We are also engaged in the remanufacture, overhaul and repair of heat transfer components and other aircraft components manufactured by us and other companies. In addition, we manufacture, sell and service certain related products for use in aircraft and electronic systems. We conduct business in the United States through our majority-owned subsidiary Limco-Piedmont, a Delaware corporation. Limco-Piedmont was incorporated in Delaware on February 28, 2007 as a successor to Limco-Airepair, Inc., which was incorporated as an Oklahoma corporation in 1995 upon the merger of three aerospace companies that had been acquired by TAT Technologies from 1992 through 1995. Limco-Piedmont operates through its subsidiaries, Limco, a Tulsa, Oklahoma based corporation, and Piedmont, a Kernersville, North Carolina based company. Since Limco-Piedmont’s initial public offering in July 2007, its shares of common stock have been listed on the NASDAQ Global Market (symbol: LIMC). We currently own 61.83% of the shares of common stock of Limco-Piedmont.

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

          In March 1987, we completed the initial public offering of our securities in the United States. We were listed on the NASDAQ Global Market (then known as the NASDAQ National Market) from our initial public offering until July 1998 when the listing of our ordinary shares was transferred to the NASDAQ Capital Market. Since August 2005 our shares are also traded on the TASE.

          On July 7, 2005, our subsidiary Limo-Piedmont acquired Piedmont, an FAA certified company engaged in the repair and overhaul of various aircraft accessories. Under the terms of the acquisition, we paid $20.2 million, which included the assumption of Piedmont’s outstanding indebtedness and other liabilities of Piedmont.

          In July 2007, Limco-Piedmont completed an initial public of its shares of common stock and since then, its shares have been listed on the NASDAQ Global Market (symbol: LIMC). In connection with the initial public offering, Limco-Piedmont sold an aggregate 4,205,000 shares of its common stock (including over allotment option shares) and we sold an aggregate 855,000 shares of its common stock held by us (including over allotment option shares), at a price to the public of $11.00 per share. Net proceeds to Limco-Piedmont from the offering were approximately $41.5 million and net proceeds to us from the offering were approximately $8.7 million. As a result, we recognized a capital gain of approximately $26.2 million and net of taxes $ 1.5 million for the year ended December 31, 2007. We currently own 61.83% of the shares of common stock of Limco-Piedmont.

          On December 19, 2007, the controlling interest in TAT Industries, our controlling shareholder, was sold. Mr. Shlomo Ostersetzer, the former Chairman of our Board of Directors and our former President, and Mr. Dov Zeelim, the former Vice Chairman of our Board of Directors and our former Chief Executive Officer, directly and through companies wholly owned by them, sold an aggregate of 1,488,456 ordinary shares of TAT Industries or 60.41% of its then outstanding ordinary shares, to Isal Amlat. The agreement between Isal Amlat and Mr. Zeelim, as amended on December 31, 2007, provided Mr. Zeelim with a put option with respect to 102,856 ordinary shares of TAT Industries then held by Mr. Zeelim that was exercisable after January 1, 2010. Pursuant to an agreement between Isal Amlat and Mr. Zeelim entered into in May 2008 in connection with Mr. Zeelim’s resignation from the office of Chief Executive Officer of our company, Mr. Zeelim exercised his put option on June 12, 2008 and the 102,856 ordinary shares subject to the option were purchased by Isal Amlat. Isal Amlat currently controls 79.26% of Tat Industries.

          On December 19, 2007, Isal Amlat purchased 600,000 ordinary shares or 9.2% of our then outstanding ordinary shares, from FIMI Opportunity Fund, or FIMI. The agreement between Isal Amlat and FIMI also provides for a mutual call and put option exercisable after one year with respect to the remaining 241,443 ordinary shares of our company (approximately 3.7% of our outstanding shares) beneficially held by FIMI. On December 20, 2007, Isal Amlat purchased from Mr. Dov Zeelim, the former Vice Chairman of our Board of Directors and our former Chief Executive Officer, 45,000 of our ordinary shares. Isal Amlat is currently the beneficial holder of 65.11% of our outstanding shares, of which 9.85% of such shares are held directly by it and 55.26% of such shares are held directly by our parent company, Tat Industries.

          In March 2008, our Board of Directors approved the formation of a new wholly-owned subsidiary in Israel that will focus on the manufacture and repair of aviation related equipment and aircraft accessories. We will transfer all of our assets and liabilities relating to such business activity to the new subsidiary. The transfer is subject to certain approvals. For the transfer to be exempt from tax under the Israeli Tax Ordinance, we and the new subsidiary will be required, for a period of two years from the consummation of the transfer, with the following: (i) we will not be entitled to dispose of more than 10% of our holdings in the new subsidiary (subject to dilution of our holdings in the new subsidiary of up to 51% as a result of a public offering of the subsidiary, taking into account dilution under section (iii) below)); (ii) the new subsidiary will not be entitled to dispose of the assets transferred to it; and (iii) the new subsidiary will not be entitled to issue shares to any third party as a result of which the third party will hold more than 25% of its outstanding share capital.

          On March 27, 2008, we entered into an agreement with Bental Investments Cooperative Agricultural Society Ltd., or Bental Investments, to purchase from it 27% of the outstanding shares of Bental Industries Ltd., or Bental Industries, an Israeli company that specializes in innovative motion technologies for military and aviation and a leading supplier in its field to Israel’s defense industries. In consideration for such ownership interest, we agreed to pay $3,375,000 upon consummation of the transaction. In addition, Bental Investments agreed to grant us a call option to purchase an additional 18% of the outstanding shares of Bental Industries held by it, in up to four installments, in consideration of $2,250,000. The consideration for the option shares will bear interest of 2% per annum. The call option will be valid for a period of four years commencing as of January 1, 2009. We agreed to grant to Bental Investments a put option in the amount of $2,137,500, valid for a period of two years as of January 1, 2011. We agreed that for the foregoing amounts, the exchange rate of the U.S. dollar to the NIS will range between $1=NIS 3.70-3.95. If the exchange rate is less than NIS 3.70, then the foregoing amounts will be increased proportionately, if the rate is more than NIS 3.95 then the amounts will be decreased proportionately and if the exchange rate is within the above range, the amounts will remain intact. In the event that during the three year period following the closing of the transaction we consummate an “exit,” as such term is defined in the agreement, Bental Investments will be entitled to additional consideration for the shares and call option shares (if purchased) equal to a certain percentage of the difference between the price per share that we paid for such shares and the price per share paid in the exit transaction (30% if the exit is within one year of the closing, 20% if the exit is within two years of the closing and 10% if the exit is within three years of the closing).

          On April 15, 2008, we entered into an agreement to purchase an additional 10% of the outstanding shares of Bental Industries from Mivtach Shamir Investments (1993) Ltd., or Mivtach, in consideration for $1,225,000. We agreed that the exchange rate of the dollar to the NIS will range between $1=NIS 3.70-3.95, as described above. The foregoing transactions with Bental Investments and Mivtach were consummated on May 21, 2008, as a result of which we currently hold 37% of the outstanding shares of Bental Industries and a call option to purchase an additional 18% of the outstanding shares of Bental Industries. In addition, TAT Industries, our controlling shareholder, currently holds 15% of the outstanding shares of Bental Industries.

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

          In addition, we design, develop and manufacture aviation accessories. These accessories include fuel components, such as valves and pumps, secondary power systems, various instrumentation and electronic assemblies. Customers for our aviation accessories include Lockheed-Martin Corp, or Lockheed-Martin, Teledyne Continental Motors, or Teledyne, the Israeli Air Force, IAI, as well as the United States Air Force and Navy. We also provide systems overhaul services. We currently overhaul emergency power systems, hydrazine tanks, jet fuel starters, and cooling turbines and valves for F-16s. In addition, we overhaul anti-icing valves and starters for the Apache helicopter. Customers for our systems overhaul services include the Israeli Air Force, IAI, NATO air forces, as well as the United States Air Force and Navy.

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

          Our parts services division provides a number of services for commercial, regional and charter airlines and business aircraft owners, including inventory management and parts services. We assist these customers with their parts procurement needs by using our knowledge of the aircraft component industry to quickly acquire necessary aircraft components in a cost-effective manner. We have a knowledgeable and experienced staff of ten customer service representatives and offer our customers 24 hour service and same day shipping.

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

          Our growth strategy is to:

•

Expand the scope of our MRO services. We intend to use our technical expertise, engineering resources and comprehensive facilities to provide MRO services for additional types of aircraft and additional aircraft systems, subsystems and components and intend to devote additional financial resources to develop the required technical expertise to provide such additional MRO services. As we expand our MRO service capabilities, we believe that we will be able to offer a more complete MRO service solution to our current and future customers. In the year ended December 31, 2006, we increased our heat exchanger capabilities and are presently adding the capability to service the Honeywell model 331 APU, which is used in the Boeing 757 and 767 aircraft and other aircraft. We also intend to increase our MRO capabilities to include additional types of heat transfer components and landing gear and other accessories.

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

•

Increase our international sales. As part of our efforts to achieve greater penetration in the international markets, we intend to expand our marketing presence in Western Europe, which is our second largest market, and to substantially increase our presence in China and other Asian nations, which are fast growing markets where we have had limited sales to date.

•

Selectively pursue acquisition opportunities. We believe that additional acquisition opportunities exist that will complement our OEM and MRO businesses. We will continue to pursue targeted complementary business acquisitions which will broaden the scope and depth of our OEM and MRO operations and increase our market share.

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

Our Business

OEM products

          We manufacture a wide range of heat transfer components used in commercial, regional, business and military aircraft, air conditioning systems, complete environmental control systems and cooling systems for electronics. These parts are manufactured in compliance with all of the stringent quality assurance standards that apply to the manufacture of aircraft parts. Our quality systems comply with ISO 9001, AS9100, Boeing quality systems approval D6-82479 and FAR 21.303 (the FAA standard for Parts Manufacturer Approval).

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

          We are licensed by Hamilton Sundstrand, a leading provider of aerospace products, to provide MRO services for all of their air-to-air heat transfer products and by Honeywell Aerospace, or Honeywell, a leading manufacturer of aerospace products and an aerospace services provider, to provide MRO services for three of their APU models. Our repair stations are certified by the FAA and EASA (European Aviation Safety Agency). In conjunction with our MRO services, we also manufacture heat transfer components used in commercial, regional, business and military aircraft, complete environmental control systems and cooling systems for electronics.

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

          We are continually increasing our MRO capabilities based upon market need or customer request. Our capabilities include, although are not limited to, components used in aircraft manufactured by the following aircraft manufacturers:

•	Airbus	•	Fokker

•	ATR	•	General Dynamics

•	Boeing	•	Gulfstream

•	Bombardier	•	Lockheed Martin

•	British Aerospace	•	Raytheon

•	Cessna	•	SAAB

•	Embraer	•	Shorts

•	Fairchild

          We perform our MRO services at our four repair stations in Oklahoma and North Carolina, all of which are licensed by the FAA and EASA to provide MRO services. Our Oklahoma facility, which is recently AS 9100 certified, provides MRO services for heat transfer components and pneumatic air-handling ducting. Our North Carolina facilities, which are ISO 9001 certified, provide MRO services for APUs, propellers and landing gear.

          We believe that we are one of the two leading providers of MRO services for heat transfer components. Established in 1974, our Oklahoma facility provides testing, minor repair, overhaul, and remanufacturing for the following types of heat transfer components that are used in commercial and military aircraft:

•	heat exchangers	•	condensers

•	oil coolers	•	evaporators

•	precoolers	•	water separators

•	reheaters

          We offer MRO services for heat transfer components to our customers on multiple levels. If the damage is significant, we will remanufacture the unit, which generally entails replacing the core matrix of the damaged or old heat transfer product instead of replacing the entire unit with a new one. We design and develop these customized remanufactured units as a cost effective alternative to new part replacement. In the event of less severe damage, we will either overhaul or repair the unit as necessary. Re-manufactured units carry warranties identical to those provided to new units.

          Our Oklahoma repair station also specializes in providing fast and efficient quality repair and overhaul of pneumatic air-handling ducting that is used in airframes, air conditioning systems, anti-icing systems, APUs, engines and exhaust systems.

          Our Kernersville, North Carolina facility specializes in providing MRO services for four APU models manufactured by Honeywell (models 30, 36, 85 and 331). APUs are self-contained units that are used in aircraft to start the main engines, usually with compressed air, and to provide electrical power, hydraulic pressure and air conditioning while the aircraft is waiting on the ground and during in-flight emergency situations.

          Our Winston-Salem, North Carolina facility specializes in providing MRO services for propellers manufactured by Hartzell Propeller Inc. and McCauley Propeller Systems, including their fixed pitch aluminum and composite material blades, and propellers manufactured by Hamilton Sundstrand and Dowty Rotol. In addition, our North Carolina facilities provide MRO services for landing gear for regional aircraft manufactured by Bombardier Canadair Regional Jet, ATR, British Aerospace Jet Stream and Bombardier Dash 8. We believe that establishing and maintaining relationships with OEMs is an important factor in achieving sustainable success as an independent MRO service provider. OEMs grant participants in the overhaul and repair services market authorizations or licenses to perform repair and overhaul services on the equipment they manufacture. OEMs generally maintain tight controls in order to maintain high quality of service to their customers, and in certain cases, grant very few authorizations or licenses. Obtaining OEM authorizations requires sophisticated technological capabilities, experience-based industry knowledge and substantial capital investment. We believe that service providers that have received OEM authorizations and licenses gain a competitive advantage because they typically receive discounts on parts, technical information, OEM warranty support and use of the OEM name in marketing. We are an independent MRO service provider that is licensed by Hamilton Sundstrand, the largest heat transfer components manufacturer, for its air-to-air heat transfer components in North America and are one of only two North American companies licensed by Honeywell, the largest manufacturer of APUs, for three of its APU models. Our OEM licenses from Hamilton Sundstrand will expire in May 2013, and our OEM license from Honeywell will expire in June 2011. We are also a licensed MRO service provider for propellers manufactured by Hartzell Propeller Inc. and McCauley Propeller Systems.

          Each of the authorizations or licenses that we have with OEMs is in the form of a contractual arrangement. Some of these contracts require us to pay an authorization fee to the OEM and, in some cases, we are also required to pay annual authorization fees and royalties, or to fulfill other conditions set by the OEM.

Engineering Capabilities

          Our engineering department supports our OEM activity and also enhances our ability to provide our customers with high-end top quality MRO services. Our engineering departments employ seven certified mechanical and aerospace engineers, including a Designated Engineering Representative, or DER, certified by the FAA. Our multi-disciplinary team of engineers specializes in heat transfer components and supports all processes of thermal and structural analysis, and mechanical and metallurgical research and development for manufacturing design. Our engineers have direct experience with aerospace component repair and have experience with the process of obtaining supplemental type certificates from the FAA and in obtaining FAA product manufacturing authorizations. Our onsite DER is certified by the FAA to approve the repair of engines, APUs, and mechanical systems and equipment, which enables us to respond quickly to our customers’ needs. Having a DER on staff allows us to enter the market for a particular type of service more quickly that those of our competitors who do not employ a DER. We work directly with the FAA Aircraft Certification Office in obtaining approvals on projects that are outside our DER’s authority.

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

Parts Services

          Our parts services division provides a number of services for commercial, regional and charter airlines and business aircraft owners, including inventory management and parts services. We assist these customers with their parts procurement needs by using our knowledge of the aircraft component industry to quickly acquire necessary aircraft components in a cost-effective manner. We have a knowledgeable and experienced staff of ten customer service representatives and offer our customers 24 hour service and same day shipping.

          We currently supply parts to approximately 500 commercial, regional and charter airlines and business aircraft owners. For these customers, we purchase parts against orders and resell at a margin. We also maintain a small inventory of commonly replaced parts to improve our response time on orders. As our customers’ aircraft fleets go through their repair cycles, their parts requirements change from one year to the next.

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

Customers

Major Customers

          Our products and services are provided worldwide to OEMs and end-user customers in the commercial, military and industrial markets. Five customers accounted for approximately 17.0%, 22.0% and 31.4% of our revenues for the years ended December 31, 2007, 2006 and 2005, respectively. None of our customers accounted for more than 10% of our revenues for such periods.

          OEM Customers. We currently sell our OEM products to commercial and military aircraft manufacturers and defense contractors and the U.S. government. Our customers, include Elta, Liebherr, Lockheed-Martin, Teledyne, Hamilton, Cessna, IAI, Boeing, Bell and Embraer.

          MRO Customers. We currently service approximately 150 MRO customers, including major domestic and international airlines, air cargo carriers, maintenance service centers and the military. Our ten largest MRO customers accounted for approximately 30% and 25% of our consolidated 2007 and 2006 sales, respectively. No customer accounted for more than 10% of our total sales in those periods. Our customers, include Raytheon and end-users such as KLM, Lufthansa, Fokker, Raytheon and the U.S. Air Force and Navy.

          Parts Services Customers. We are not a party to any parts services contracts, and purchase parts against orders received from our customers. Our five largest parts services customers accounted for approximately 65% of our parts services sales in 2007.

Military Contracts

          Sales to the U.S. and Israeli governments accounted for approximately 4.4% and 1.1% of our revenues for the year ended December 31, 2007, approximately 4.0% and 1.1% of our revenues for the year ended December 31, 2006, and approximately 11.1% and 1.7% of our revenues for the year ended December 31, 2005, respectively.

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

          Our eligibility to perform under our certain government contracts requires us to maintain adequate security measures. We have implemented security procedures that we believe adequately satisfy the requirements of our current federal government contracts.

Sales and Marketing

          We derive our revenues mainly from sales to customers in the United States, Israel and Europe. The geographic distribution of such sales is as follows:

	Years Ended

	December 31, 2007		December 31, 2006

Geographic Region	Revenues in Thousands	Percentage	Revenues in Thousands	Percentage

United States	$56,554	63.8%	$51,292	66.2%
Europe	18,484	20.8%	15,210	19.6%
Israel	7,383	8.3%	7,042	9.1%
Asia	2,555	2.9%	1,953	2.5%
Other	3,728	4.2%	2,036	2.6%

Total	$88,704	100.00%	$77,533	100.00%

          We market our products and services through our marketing staff and a worldwide network of independent representatives. Our representatives are strategically located near key customer sites in offices throughout the United States, Europe, the Middle East, Asia and South America. Our staff is in regular contact with engineering and procurement personnel and program managers of existing and target customers to identify new programs and needs for our products, obtain requests for quotations and identify new product opportunities. Our marketing activities also include advertising in technical publications which target heat transfer components and related markets, attending exhibitions, trade shows and professional conferences, organizing seminars and direct mailing of advertisements and technical brochures to current and potential customers.

          Our parts services division employs ten persons in its customer service staff. These individuals are responsible for handling orders and contacting target customers and are available to our clients 24 hours a day, seven days a week.

Backlog

          On May 31, 2008, we had a backlog of approximately $21.0 million for products as compared to a backlog of approximately $19 million for products to be delivered at June 22, 2007. We anticipate that approximately $15.0 million of our backlog at May 31, 2008 will be delivered by December 31, 2008 and approximately $6.0 million will be delivered by December 31, 2009.

Product and Service Warranties

          We provide warranties for our products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product. To date, our warranty costs have not been substantial. As of December 2007, $600,000 of our warranty reserve was allocated for coverage of contractual obligations relates to repairs and replacement of a product for a certain customer. In February 2008 an agreement was signed leading to the participation of TAT in the coverage of expenses due to repair and replacements to a sum of $230,000.

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

          OEM Products. The heat transfer field requires specialized technology, equipment and facilities, an experienced technical and engineering staff, as well as highly sophisticated and trained technicians. Although these factors have tended to limit the number of manufacturers who enter this field, it nonetheless remains very competitive. The major manufacturers in the field are Honeywell and Hamilton. Other manufacturers in the United States are Hughes-Treitler division of Ametek Inc., Lytron Inc., Hamilton Sundstrand and Honeywell, Stewart Warner South Wind Corp., United Aircraft Products, Triumph, and manufacturers based in Europe include I.M.I. Marston Ltd., Normalair Garrett Ltd., or NGL, Honeywell-SECAN France, or SECAN, and Behr Industry GMBH & Co KG.

          MRO Services. The market for MRO services is highly competitive. Competition in this market is based on quality, price, and the ability to provide a broad range of services and to perform repairs and overhauls rapidly. Our primary MRO services competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers. For heat transfer component MRO services our major competitors are the LORI Heat Transfer Center of Honeywell and SECAN-Honeywell (France). For APU, propeller and landing gear MRO services our major competitors are Standard Aero Group Inc., Aerotech International Inc., Honeywell, Alameda Aerospace, JetSet Aerospace LLC, Messier-Dowty Aerospace (MD), AAR Corp., Hawker Pacific, APRO, Aircraft Propeller Service Inc., Pacific Propeller International LLC and H&H Propeller.

          Parts Services. The parts services industry is highly competitive and fragmented. Competition in this markets is based on price, quality and service. Competitors in this segment include OEMs, the service divisions of large commercial airlines and other independent suppliers and distributors of parts.

Engineering and Manufacturing

          We and our subsidiaries employ 377 persons engaged in engineering and manufacturing, repair, and testing of products. Our engineering staff has extensive knowledge and experience related to our heat transfer components. Most of our product lines have a designated project manager who is an experienced engineer and is in charge of all the activities in his area. The product manager interfaces with the customer, engineering department, manufacturing department and vendors, and is responsible for all aspects of the program including scheduling, adherence to specifications, customer support and reporting.

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

          We are dependent upon single sources of supply for certain components and seek to maintain an adequate inventory of all imported components. Prior to January 1, 2008, our Israeli operations employed the services of a purchasing agent, which was a corporation wholly-owned by certain former officers and directors of our company and a current officer of our company. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Other Transactions.” As of January 1, 2008, such purchasing services are provided by TAT-GAL Inc., a California wholly-owned subsidiary of our company that we established for this purpose. TAT-GAL Inc. is entitled to 5% of the purchase price of all acquisitions that we make.

Source and Availability of Raw Materials and Spare Parts

          We acquire most of the components for the manufacture of our products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States. Certain of these suppliers are currently the sole source of one or more components upon which we are dependent. Since many of our purchases require long lead-times, a delay in supply of an item can significantly delay the delivery of a product. Generally, we have not experienced any particular difficulty in obtaining timely deliveries of necessary components. The raw materials used in our manufacturing programs are generally readily available metals and alloys. We have not had any difficulty in obtaining such materials in the past. We depend on a limited number of suppliers of components for our products and if we are unable to obtain these components when needed, we would experience delays in manufacturing our products and our financial results could be adversely affected. See Item 3.D. “Key Information -Risk Factors.”

          We depend on a number of OEMs for parts for our OEM and MRO operations and our parts services business. Our authorizations from OEMs often require that we purchase component parts that are needed for our MRO services from them or their designated distributors. In 2007 and 2006, we purchased 16.1% and 19.6% of our parts from Honeywell, respectively, and 10.3% and 9.8% of our parts from Hamilton Sundstrand, respectively. We have an agreement with Honeywell under which Honeywell has agreed to sell us certain of their parts at a discount for a period of five years, ending May 31, 2011.

          In the year ended December 31, 2007, we purchased $7.0 million of parts from Honeywell and $4.0 million of parts from Hamilton Sundstrand. The loss of either of these key suppliers or an unfavorable modification of any of our agreements with such suppliers could have a material adverse effect on our business. We have at times experienced delays in receiving parts from our key suppliers, and any significant future delays could have a material adverse effect on our business and results of operations. If we had to develop alternative sources of supply, our ability to supply parts to our customers when needed could be impaired, business could be lost and margins could be reduced in both our MRO services and parts services segments.

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

Government Regulations

Israeli Regulations

          Our operations in Israel are subject to supervision by the Ministry of Defense and Civil Aviation Administration. We are certified by the Israeli Air Force the Ministry of Defense for both manufacturing and maintenance. We are also licensed as a repair station for certain components by the Israeli Civil Aviation Administration. In addition, our export of certain products and/or know-how is subject to approval by The Foreign Defense Assistance and Defense Export Organization of the Israeli Ministry of Defense, known as SIBAT. Permits from SIBAT must be obtained for the initiation of sales proposals with regard to such exports, as well as for the actual export of such products.

Aerospace and Safety Regulations

          The commercial aerospace industry is highly regulated by the FAA in the United States, EASA in Europe, the Civil Aviation Authority in England and other governmental authorities elsewhere in the world, while the military aerospace industry is governed by military quality specifications established by the U.S. Department of Defense for the manufacturing and repair industries and ISO-9001. We are required to be certified by one or more of these entities and, in some cases, by individual OEMs. We must also satisfy the requirements of our customers, including OEMs and airlines that are subject to FAA regulations, and provide these customers with products that comply with the government regulations applicable to commercial flight operations. We currently satisfy or exceed these FAA maintenance standards in our repair and overhaul activities. We maintain four repair stations approved by the FAA, two in Oklahoma and two in North Carolina.

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

          Although we seek to maintain our operations and facilities in compliance with applicable environmental laws, there can be no assurance that we have no violations, or that changes in such laws, regulations or interpretations of such laws or in the nature of our operations will not require us to make significant additional expenditures to ensure compliance in the future. Currently, we do not believe that we will have to make material capital expenditures for our operations to comply with environmental laws or regulations, or to incur material costs for environmental remediation during the 2008 fiscal year.

          We have received no third party environmental claims relating to the our facilities, and we believe that we have all material licenses and certifications that are required in the jurisdictions in which we operate.

Israeli Export Policy

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

          Isal Amlat is currently the beneficial holder of 65.11% of our outstanding shares, of which 9.85% of such shares are held directly by it and 55.26% of such shares are held directly by our parent company Tat Industries. Isal Amlat owns 75.08% of the outstanding shares of Tat Industries. Isal Amlat is 81.65% controlled by Kaman Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange.

          We currently own 61.83% of the shares of common stock of Limco-Piedmont, a company incorporated under the laws of the State of Delaware and located in Tulsa, Oklahoma. Since Limco-Piedmont’s initial public offering in July 2007, its shares of common stock have been listed on the NASDAQ Global Market (symbol: LIMC). Limco-Piedmont’s wholly-owned subsidiary Limco, incorporated under the laws of the State of Delaware and based in Tulsa, Oklahoma, is certified by the FAA to engage in the remanufacture, overhaul and repair of heat transfer components for the aviation industry. Limco-Piedmont’s wholly-owned subsidiary Piedmont, incorporated under the laws of the State of North Carolina and located in Kernersville and Winston Salem, North Carolina, is certified by the FAA to engage in the repair and overhaul of various aircraft accessories.

          We currently own 37% of the outstanding shares of Bental Industries and a call option to purchase an additional 18% of its outstanding shares. In addition, TAT Industries, our controlling shareholder, currently holds 15% of the outstanding shares of Bental Industries. Bental Industries is an Israeli company that specializes in innovative motion technologies for military and aviation and a leading supplier in its field to Israel’s defense industries.

          On January 1, 2008, we established a wholly-owned subsidiary under the laws of the State of California, TAT-GAL Inc., which acts as purchasing agent for our Israeli operations.

          In March 2008, our Board of Directors approved the formation of a new wholly-owned subsidiary that will focus on the manufacture and repair of aviation related equipment and aircraft accessories. We will transfer all of our assets and liabilities relating to such business activity to the new subsidiary. The transfer is subject to certain approvals.

D.	Property, Plants and Equipment

          Our executive offices, research and development and manufacturing facilities in Israel are located in a 344,000 square foot facility located in Park Re’em near Gedera. The land of this facility is leased from the Israeli Government pursuant to a lease that expires in 2011 with respect to one plot (237,000 square foot) and 2020 with respect the other plot (107,000 square foot). 43,000 square feet of the facility was assigned, but not registered, to us by TAT Industries in connection with our acquisition of TAT Industries’ heat exchanger operations in December 1991. We rent the remaining 301,000 square feet of the facility from TAT Industries pursuant to an agreement we entered into in connection with the purchase of the operations relating to the manufacture of aviation accessories of TAT Industries in February 2000. The agreement is for a period of 24 years and 11 months. From 2000 to 2004, we paid TAT Industries annual rental fees of approximately $300,000 per year, with an additional incremental payment of 2% per year. The rental fee is subject to revaluation every fifth year. In 2005 the rental fee was reviewed by a real estate appraiser, and as a result was increased to $310,000 per year with an additional incremental payment of 2% per year. The rental fee will be subject to an increase in 2010. We are entitled to a one-time right of termination of the agreement after ten years.

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

          We lease approximately 56,000 square feet space for our facility in Kernersville, North Carolina. In 2008, the annual rental expenses for this property will be $69,000. The lease, which expires on November 1, 2011, provides for two renewal options, each for a five year term. In addition, we also lease approximately 31,000 square feet space for our facility in Winston Salem, North Carolina. The lease, which provides for an annual rental expense of $6,000, expires on November 1, 2009, and we expect a significant increase in the rental expense for this facility, since the current annual rent is significantly below market price. We do not believe that such an increase will be material to us.

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

Background

          We were incorporated under the laws of the State of Israel in April 1985. Since our initial public offering in the United States in March 1987, our ordinary shares have been listed on the NASDAQ Stock Market and are presently listed on the NASDAQ Capital Market (symbol: TATTF). Since August 2005, our ordinary shares have also been traded on the TASE.

          In December 1991, we acquired the heat exchanger operations of TAT Industries and in February 2000, we entered into an agreement to purchase its operations relating to the manufacture of aviation accessories and to lease certain of its properties. We conduct business in the United States through our majority-owned subsidiary Limco-Piedmont, a Delaware corporation whose shares of common stock have been traded on the NASDAQ Global Market since July 2007 (NASDAQ: LIMC). Limco-Piedmont was incorporated in Delaware on February 28, 2007 as a successor to Limco-Airepair, Inc., which was incorporated as an Oklahoma corporation in 1995 upon the merger of three aerospace companies that had been acquired by TAT Technologies from 1992 through 1995. Limco-Piedmont operates through its subsidiaries, Limco, a Tulsa, Oklahoma based corporation, and Piedmont, a Kernersville, North Carolina based company.

Overview

          We provide a variety of services and products to the aerospace industry, including the manufacture and sale of a broad range of heat transfer components used in mechanical and electronic systems on-board commercial and military aircraft and in a variety of other electronic equipment. Through our wholly-owned subsidiary, Limco-Piedmont, we operate four FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. In conjunction with its MRO services, Limco also manufactures related OEM components for airplane manufacturers and other environmental control and cooling systems. Piedmont’s parts services division offers parts services for commercial, regional and charter airlines and business aircraft owners.

          In July 2005, our subsidiary Limo-Piedmont acquired Piedmont for approximately $20.2 million, which included $5.3 million in cash and the assumption of approximately $8.7 million of bank indebtedness and $5.6 million of other liabilities of Piedmont. The acquisition was accounted for using the purchase method of accounting as determined in the Financial Accounting Standards Board, or FASB, Statements of Financial Accounting Standard, or SFAS, No. 141 and accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition.

          In July 2007, Limco-Piedmont completed an initial public of its shares of common stock and since then, its shares have been listed on the NASDAQ Global Market (symbol: LIMC). In connection with the initial public offering, Limco-Piedmont sold an aggregate 4,205,000 shares of its common stock (including over allotment option shares) and we sold an aggregate 855,000 shares of its common stock held by us (including over allotment option shares), at a price to the public of $11.00 per share. Net proceeds to Limco-Piedmont from the offering were approximately $41.5 million and net proceeds to us from the offering were approximately $8.7 million. As a result, we recognized a net capital gain of approximately $25.2 million net of taxes for the year ended December 31, 2007. We currently own 61.83% of the shares of common stock of Limco-Piedmont.

          On March 27, 2008, we entered into an agreement with Bental Investments to purchase from it 27% of the outstanding shares of Bental Industries, an Israeli company that specializes in innovative motion technologies for military and aviation and a leading supplier in its field to Israel’s defense industries. In consideration for such ownership interest, we agreed to pay $3,375,000 upon consummation of the transaction. In addition, Bental Investments agreed to grant us a call option to purchase an additional 18% of the outstanding shares of Bental Industries held by it, in up to four installments, in consideration of $2,250,000. The consideration for the option shares will bear interest of 2% per annum. The call option will be valid for a period of four years commencing as of January 1, 2009. We agreed to grant to Bental Investments a put option in the amount of $2,137,500, valid for a period of two years as of January 1, 2011. We agreed that for the foregoing amounts, the exchange rate of the U.S. dollar to the NIS will range between $1=NIS 3.70-3.95. If the exchange rate is less than NIS 3.70, then the foregoing amounts will be increased proportionately, if the rate is more than NIS 3.95 then the amounts will be decreased proportionately and if the exchange rate is within the above range, the amounts will remain in tact. In the event that during the three year period following the closing of the transaction we consummate an “exit,” as such term is defined in the agreement, Bental Investments will be entitled to additional consideration for the shares and call option shares (if purchased) equal to a certain percentage of the difference between the price per share that we paid for such shares and the price per share paid in the exit transaction (30% if the exit is within one year of the closing, 20% if the exit is within two years of the closing and 10% if the exit is within three years of the closing).

          On April 15, 2008, we entered into an agreement to purchase an additional 10% of the outstanding shares of Bental Industries from Mivtach, in consideration for $1,225,000. We agreed that the exchange rate of the dollar to the NIS will range between $1=NIS 3.70-3.95, as described above. The foregoing transactions with Bental Investments and Mivtach were consummated on May 21, 2008, as a result of which we currently hold 37% of the outstanding shares of Bental Industries and a call option to purchase an additional 18% of the outstanding shares of Bental Industries. In addition, TAT Industries, our controlling shareholder, currently holds 15% of the outstanding shares of Bental Industries.

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

General

          Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in the FASB SFAS No. 52 “Foreign Currency Translation.” The majority of our sales are made outside Israel in dollars. In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

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

          The following table reflects the geographic breakdown of our revenues for each of the three years ended December 31, 2007:

	Years Ended December 31,

	2007		2006		2005

	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues

Sources of Revenues (1):
North America	$56,554	63.8%	$51,292	66.2%	$30,495	62.0%
Europe	18,484	20.8%	15,210	19.6%	11,256	22.9%
Israel.	7,383	8.3%	7,042	9.1%	4,122	8.4%
Asia	2,555	2.9%	1,953	2.5%	1,983	4.0%
Other	3,728	4.2%	2,036	2.6%	1,337	2.7%

Total	$88,704	100.00%	$77,533	100.00%	$49,193	100.00%

(1)	Includes the operations of Piedmont since its acquisition in July 2005.

          Our revenues from our three principal lines of business for the three years ended December 31, 2007 were as follows:

	Years Ended December 31,

	2007		2006		2005

	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues

Revenues (1):
MRO services	$49,392	55.7%	$43,824	56.5%	$27,733	56.4%
OEM products	18,928	21.3%	18,512	23.9%	17,405	35.4%
Parts services (2)	20,384	23.0%	15,197	19.6%	4,055	8.2%

Total revenues	$88,704	100.00%	$77,533	100.00%	$49,193	100.00%

(1)	Includes the operations of Piedmont since its acquisition in July 2005.
(2)	Prior to the acquisition of Piedmont in July 2005 parts services revenues were an incidental part of our business.

Costs and Expenses

          Cost of revenues. Our cost of revenues for OEM products and MRO services consists of component and material costs, direct labor costs, shipping expenses, overhead related to manufacturing and depreciation of manufacturing equipment. Our cost of revenues for parts services consists primarily of the cost of the parts and shipping expenses.

          Our gross margin is affected by the proportion of our revenues generated from MRO services, OEM products and parts services. Our revenues from MRO services generally have higher gross margins than our parts services.

          Selling and marketing expenses. Selling and marketing expenses consist primarily of commission payments, compensation and related expenses of our sales teams, attendance at trade shows, advertising expenses and related costs for facilities and equipment.

          General and administrative expenses. General and administrative expenses consist of compensation and related expenses for executive, finance, legal and administrative personnel, professional fees, other general corporate expenses and related costs for facilities and equipment.

          Financial income (expense), net. Financial income (expense), net consists of our income and interest expense. Our interest expense relates to the interest paid to Bank Leumi and changes in the rate of the NIS against the U.S. dollar

          Other income. Other income results from our sale of marketable securities.

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

Segments

          In 2005, following the acquisition of Piedmont, there was a change in our reported segments. Accordingly, commencing 2005, we began to report based on two segments: (1) MRO and OEM and (2) parts, compared to one reportable segment in 2004. During 2006, due to a reorganization of the group and the decision to seek equity financing through an initial public offering of Limco-Piedmont, we now manage our segments on the basis of three reportable segments: (1) OEM (2) MRO and (3) parts. The activities of our three reporting segments are as follows:

•

OEM - focuses on the manufacture of heat transfer equipment such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition, we manufacture aircraft accessories and systems such as pumps, valves, power systems, turbines, etc.;

•	MRO - focuses on the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components and of repair of APUs, propellers and landing gear; and

•	Parts - focuses on the sale of APU, propeller and landing gear parts.

Revenue recognition

          Revenues from the sale of our products and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of the resulting receivable is probable, the price is fixed or determinable and we no longer have any significant obligation with respect to such sale. We do not grant a right of return. Revenue from remanufacture, repair and overhaul services are recognized when services are completed and the part is returned to our customer.

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

Goodwill, Other Intangible Assets and Long-Lived Assets

          Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The $4.8 million of goodwill on our balance sheet as of December 31, 2007, is a result of the acquisition of Piedmont. The identifiable intangible assets relating to the Piedmont acquisition, other than goodwill, included in our balance sheet are workforce, customer relationships and other assets acquired. The value we assigned to these intangible assets, using the income approach based on the present value of the cash flows attributable to each asset, was approximately $2.9 million. The amounts allocated to these intangible assets are being amortized on a straight-line basis over periods ranging from 0.3 to 10 years.

          We review goodwill and other intangible assets for potential impairment annually and when events or changes in circumstances indicate the carrying value of the goodwill or the other intangible assets may be impaired, in which case we may obtain an appraisal from an independent valuation firm to determine the amount of impairment, if any. In addition to the possible use of an independent valuation firm, we perform internal valuation analyses and consider other publicly available market information. We determine fair value using widely accepted valuation techniques, including discounted cash flow and market multiple analyses. These types of analyses require us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations. In the fourth quarter of fiscal 2007, we completed our annual impairment testing of goodwill using the methodology described in the notes to our consolidated financial statements, and determined there was no impairment of our goodwill. If actual results are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge.

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

          We account for income taxes in accordance with the FASB SFAS No. 109, “Accounting for Income Taxes.” We use the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carry forwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some portion of the deferred tax assets will not be realized. To the extent that our decisions and assumptions and historical reporting are determined not to be compliant with applicable tax laws we may be subject to adjustments in our reported income for tax purposes as well as interest and penalties.

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

Key Indicators

          Our management evaluates our performance by focusing on our key performance indicators, which are our revenues, sources of revenues, gross profit and operating income. These key performance indicators are primarily affected by the competitive landscape in which we operate and our ability to meet the challenges posed. Our management believes that the upward trend in our revenues is reflective of an industry-wide increase in demand for MRO services, and we currently expect that this trend will continue for the foreseeable future. While our management believes that demand for parts services will also continue to grow, this segment is subject to a high degree of volatility because of the potential impact of large one time parts purchases. We expect that the mix of our revenues will return to former levels over the course of the remainder of this year.

          The following table presents, for the periods indicated, information concerning our results of operations:

	Year ended December 31

	2007	2006	2005

	(in thousands)

Revenues
MRO services	$49,392	$43,824	$27,733
OEM products	18,928	18,512	17,405
Parts services	20,384	15,197	4,055

Total revenues	88,704	77,533	49,193
Cost of revenues
MRO services	35,205	32,214	21,514
OEM products	13,399	12,590	11,266
Parts services	16,603	12,835	2,812

Total cost of revenues	65,207	57,639	35,592

Research and development costs, net			72
Sales and marketing expenses	3,719	3,466	2,495
General and administrative expenses	10,995	6,710	5,138

Operating income	8,783	9,718	5,896
Financial income (expenses), net	701	(464)	(441)
Other income	26,478	59	210

Income before income taxes	35,962	9,313	5,665
Income taxes	3,212	3,247	2,136

Minority interest	771	–	–

Net income	$31,979	$6,066	$3,529

          The following table presents, for the periods indicated, information concerning our results of operations as a percentage of our revenues:

	Year ended December 31,
	2007	2006	2005

Revenues
OEM products	56%	56%	56%
MRO services	21	24	35
Parts services	23	20	8

Total revenues	100	100	100
Cost of revenues
OEM products	40	41	43
MRO services	15	16	23
Parts services	18	17	6

Cost of revenues	73	74	72
Research and development, net	--	--	*
Sales and marketing expenses	4	4	5
General and administrative expenses	12	9	11

Operating income	10	13	12
Financial income (expenses), net	*	(1)	(1)
Other income	30	*	*

Income before income taxes	40	12	11
Income taxes	4	4	4
Minority interest	1	--	--

Net income	36%	8%	7%

*	Less than one percent.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

          Revenues. Total revenues increased to $88.7 million for the year ended December 31, 2007 from $77.5 million for the year ended December 31, 2006, an increase of 14.4%. This increase was primarily due to increased MRO and parts services revenues as a result of increased sales to existing and new customers.

          Revenues from MRO services increased to $49.4 million for the year ended December 31, 2007 from $43.8 million for the year ended December 31, 2006, an increase of 12.8%. The increase in MRO services revenues in the year ended December 31, 2007 was primarily attributable to increased sales to Piedmont’s existing customers and, to a lesser degree, to new MRO customers.

          Revenues from OEM products increased to $18.9 million for the year ended December 31, 2007 from $18.5 million for the year ended December 31, 2006, an increase of 2.2%. The increase in OEM product revenues was primarily attributable to increased sales to existing customers.

          Revenues from parts services increased to $20.4 million for the year ended December 31, 2007 from $15.2 million for the year ended December 31, 2006, an increase of 34.2%. The increase in parts sales revenues was primarily attributable to increased purchases by existing customers and the addition of one new customer which required parts for the general overhaul of its aircraft.

          Cost of revenues. Cost of revenues increased to $65.2 million for the year ended December 31, 2007 from $57.6 million for the year ended December 31, 2006, an increase of 13.0%. The increase in cost of revenues was primarily attributable to the increase in revenues, mainly the increase in parts services revenues, resulting in increased costs. We expect that our cost of revenues will increase in 2008 consistent with the expected increase in our revenues.

          Cost of revenues MRO services. Cost of revenues MRO services increased to $35.2 million for the year ended December 31, 2007 from $32.2 million for the year ended December 31, 2006, an increase of 9.3%, primarily as a result of our increased revenues, resulting in increased costs. We expect that our cost of revenues MRO services will increase in 2008 consistent with the expected increase in our revenues.

          Cost of revenues OEM products. Cost of revenues OEM products increased to $13.4 million for the year ended December 31, 2007 from $12.6 million for the year ended December 31, 2006, an increase of 4.7%, primarily as a result of our increased revenues, resulting in increased costs. We expect that our cost of revenues OEM products will increase in 2008 consistent with the expected increase in our revenues.

          Cost of revenues parts services. Cost of revenues parts services increased to $16.6 million for the year ended December 31, 2007 from $12.8 million for the year ended December 31, 2006, an increase of 29.7%, primarily as a result of our increased parts revenues. We expect that our cost of revenues parts services will decrease in 2008.

          Research and development net. We did not incur any research and development expenses in the years ended December 31, 2007 and 2006, and do not expect to incur any material research and development expenses in 2008.

          Selling and marketing expenses. Selling and marketing expenses increased to $3.7 million for the year ended December 31, 2007 from $3.5 million for the year ended December 31, 2006, an increase of 5.7%. The increase in our selling and marketing expenses was primarily attributable to increased commissions paid as a result of our increased revenue in 2007. Our selling and marketing expenses as a percentage of revenues increased to 4.2% for the year ended December 31, 2007 from 4.5% for the year ended December 31, 2006. We expect that our selling and marketing expenses will increase in 2008 consistent with the expected increase in our revenues.

          General and administrative expenses. General and administrative expenses increased to $11.0 million for the year ended December 31, 2007 from $6.7 million for the year ended December 31, 2006, an increase of 64.2%. The increase in general and administrative expenses is primarily attributable to increased professional fees of $425,000 incurred by Limco Piedmont as a result of it being a public company, increased compensation expenses of $150,000 attributable to executives that were hired or promoted to manage our increased level of operations, $400,000 of bonus payments paid in connection with Limco-Piedmont’s initial public offering, $390,000 of increased stock-based compensation expense and $325,000 of phantom stock options expense. General and administrative expenses as a percentage of revenues increased to 12.3% for the year ended December 31, 2007 from 8.6% for the year ended December 31, 2006. We expect that our general and administrative expenses will remain constant in 2008.

          Operating income. Operating income for the year ended December 31, 2007 decreased 8.1% to $8.8 million, or 10.0% of revenues, compared to $9.7 million, or 12.5% of revenues, for the year ended December 31, 2006.

          Financial income (expenses), net. We had financial income, net of $701,000 for the year ended December 31, 2007 compared to financial expenses, net of $464,000 for the year ended December 31, 2006. In 2006, our financial expenses related to the interest on the loans we incurred in connection with the purchase of Piedmont. In 2007, our financial income was principally attributable to the investment of a portion of the proceeds Limco-Piedmont and we received from the initial public offering of Limco-Piedmont in July 2007 offset by higher prevailing interest rate on our debt.

          Other Income. We had other income of $26,478,000 for the year ended December 31, 2007 compared to other income of $59,000 for the year ended December 31, 2006. Other income in both periods was attributable to our sale of marketable securities and equipment and capital gain of $26.4 million for the year ended December 31, 2007 attributable to the sale by Limco-Piedmont and us of shares of common stock of Limco-Piedmont in connection with its initial public offering in July 2007. We did not record a capital gain in the year ended December 31, 2006.

          Minority Interest. We recognized a minority interest of $771,000 in the net profits of Limco-Peidmnot for the year ended December 31, 2007. We did not record a minority interest in the year ended December 31, 2006.

          Income taxes. Our total income tax expense for the year ended December 31, 2007 amounted to $3.2 million, compared to $3.2 million for the year ended December 31, 2006. The decrease is primarily due to the 9.0% appreciation of the NIS against the dollar in 2007, as a result of which the U.S. dollar cost of our operations in Israel significantly increased and our operations in Israel were not profitable in such period, and therefore, we did not record a tax expense in 2007 with respect to our operations in Israel. In addition, our tax expense in 2007 was offset by a $535,000 refund of tax previously paid on income from approved enterprise facilities. Our effective tax rate in the United States decreased to 20.6% in the year ended December 31, 2007 from 34.9% in the year ended December 31, 2006, principally as a result of our receipt of tax-exempt interest from a portion of our investments, which was offset in part by non-deductible stock-based compensation expenses. Also, the statutory tax rate in Israel decreased from 31.0% in the year ended December 31, 2006 to 29.0% in the year ended December 31, 2007.

          Net income. In the year ended December 31, 2007, we had net income of $32.0 million, compared with net income of $6.1 million in the year ended December 31, 2006.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

          Revenues. Total revenues increased to $77.5 million for the year ended December 31, 2006 from $49.2 million for the year ended December 31, 2005, an increase of 57.5%. This increase was primarily attributable to the inclusion of a full year of revenues generated by our Piedmont subsidiary that we acquired in July 2005. In 2005, we included $16.1 million in revenues attributable to Piedmont, while in 2006 Piedmont generated $42.3 million of revenues.

          Revenues from MRO services increased to $43.8 million for the year ended December 31, 2006 from $27.7 million for the year ended December 31, 2005, an increase of 58.1%. The increase in MRO services revenues in the year ended December 31, 2006 was primarily attributable to the $27.0 million of MRO services revenues generated by Piedmont in 2006 compared to $12.2 million generated by it in the second half of 2005 after its acquisition. The organic growth in our MRO services segment is primarily a result of increased sales to Piedmont’s existing customers and sales to new customers.

          Revenues from OEM sales increased to $18.5 million for the year ended December 31, 2006 from $17.4 million for the year ended December 31, 2005, an increase of 6.3%. The organic growth in our OEM product revenues is primarily a result of increased sales to existing customers.

          Revenues from parts services increased by 274.7% to $15.2 million for the year ended December 31, 2006 from $4.1 million for the year ended December 31, 2005, when we acquired the parts business of Piedmont. The organic growth in parts sales is attributable to increased purchases by Piedmont’s existing customers and the recruitment of four new customers that required parts for the general overhaul of their aircraft.

          Cost of revenues. Cost of revenues increased to $57.6 million for the year ended December 31, 2006 from $35.6 million for the year ended December 31, 2005, an increase of 61.9%, primarily as a result of the inclusion of the costs associated with Piedmont’s revenues.

          Cost of revenues MRO services. Cost of revenues MRO services increased to $32.2million for the year ended December 31, 2006 from $21.5 million for the year ended December 31, 2005, an increase of 49.7%, primarily as a result of the inclusion of the costs associated with Piedmont’s revenues.

          Cost of revenues OEM products. Cost of revenues OEM products increased to $12.6 million for the year ended December 31, 2006 from $11.3 million for the year ended December 31, 2005, an increase of 11.8%, primarily as a result of increase in revenues.

          Cost of revenues parts services. Cost of revenues parts services increased to $12.8 million for the year ended December 31, 2006 from $2.8 million for the year ended December 31, 2005, an increase of 356.4%, primarily as a result of the inclusion of the costs associated with Piedmont’s revenues.

          Research and development net. We did not incur any research and development expenses in the year ended December 31, 2006. We incurred $72,000 in research development expenses, net for the year ended December 31, 2005.

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

          Operating income. Operating income for the year ended December 31, 2006 increased 64.8% to $9.7 million, or 12.5% of revenues, compared to $5.8 million for the year ended December 31, 2005 or 12.0% of revenues.

          Financial income (expenses), net. We incurred financial expenses, net of $464,000 for the year ended December 31, 2006 compared to financial expenses, net of $441,000 for the year ended December 31, 2005. The financial expenses in both periods relate to the interest on the loans we incurred in connection with the purchase of Piedmont.

          Other Income. We had other income of $59,000 for the year ended December 31, 2006 compared to other income of $210,000 for the year ended December 31, 2005. Other income in both periods was attributable to our sale of marketable securities and equipment.

          Income taxes. Our total income tax expense for the year ended December 31, 2006 amounted to $3.2 million, compared to $2.1 million for the year ended December 31, 2005. As a result of the increased profitability of our subsidiaries in the United States, our effective tax rate in the United States increased in the year ended December 31, 2006 to 34.9% from 38.2% in the year ended December 31, 2005. This increase in taxes in the United States was offset in part by the decrease in the statutory tax rate in Israel, from 34.0% in the year ended December 31, 2005 to 31.0% in the year ended December 31, 2006.

          Minority Interest. We did not record a minority interest in the years ended December 31, 2007 and 2006.

          Net income. In the year ended December 31, 2006, we had net income of $6.1 million, compared with net income of $3.5 million in the year ended December 31, 2005.

Quarterly Results of Operations

          The following table presents the consolidated statements of operations data for each of the eight fiscal quarters ended December 31, 2007, in dollars and as a percentage of revenues. In management’s opinion, this unaudited information has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the unaudited information for the quarters presented. The results of operations for any quarter are not necessarily indicative of results that we might achieve for any subsequent periods.

	Three months ended

	2007				2006

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,

	($ in thousands)

Revenues	$25,027	$23,064	$20,862	$19,751	$16,407	$18,390	$18,977	$23,759
Cost of revenues	18,426	15,764	15,959	15,058	11,916	13,543	13,776	18,404

Gross profit	6,601	7,300	4,903	4,693	4,491	4,847	5,201	5,355
Research and development, net	–	–	–	–	–	–	–	–
Sales and marketing expenses	874	976	967	902	780	832	845	1,009
General and administrative expenses	2,636	3,053	2,348	2,958	1,561	1,767	1,729	1,653

Operating income	3,091	3,271	1,588	833	2,150	2,248	2,627	2,693
Financial expenses, net	(17)	(92)	304	506	(108)	(140)	(78)	(139)
Other income	–	18	26,518	(58)	2	23	7	(27)

Income before income taxes	3,074	3,197	28,410	1,281	2,044	2,131	2,556	2,582
Income taxes	489	1,274	1,862	(413)	789	650	881	927
Minority intrest	-	-	468	303	-	-	-	-
Net income	$2,585	$1,923	$26,080	$1,391	$1,255	$1,481	$1,675	$1,655

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0	100.0%
Cost of revenues	73.6	68.3	75.8	76.2	72.6	73.6	72.6	77.5

Gross profit	26.4	31.7	24.2	23.8	27.4	26.4	27.4	22.5
Research and development net	–	–	–	–	–	–	–	–
Sales and marketing expenses	3.5	4.2	4.6	4.6	4.8	4.5	4.5	4.2
General and administrative expenses	10.5	13.2	11.3	14.9	9.5	9.6	9.1	7.0

Operating income	12.3	14.2	8.3	4.2	13.1	12.2	13.9	11.3
Financial expenses, net	–	(0.4)	1.4	2.6	(0.7)	(0.8)	(0.4)	(0.5)
Other income	–	–	126.4	–	0.0	0.1	0.0	0.1

Income before income taxes	12.3	13.8	136.1	6.5	12.5	11.6	13.5	10.9
Income taxes	2.0	5.5	8.9	2.1	4.8	3.5	4.6	3.9
Minority intrest	-	-	2%	1.5%	-	-	-	-

Net income	10.3%	8.3%	125.2%	7.1%	7.7%	8.1%	8.8%	7.0%

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

Conditions in Israel

          We are incorporated under the laws of, and our principal executive offices and manufacturing facilities are located in, the State of Israel. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

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

          Israel and the European Union Community, known now as the “European Union,” concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the “EFTA,” established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which included a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and the Asia-Pacific region.

Impact of Currency Fluctuation and of Inflation

          We report our financial results in dollars and receive payment in dollars or dollar-linked NIS for all of our sales while we incur a portion of our expenses, principally salaries and related personnel expenses, in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. Therefore, the dollar cost of our operations is influenced by the extent to which any inflation in Israel is offset on a lagging basis, or is not offset, by the devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, the dollar cost of our operations in Israel increase. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

          The following table presents information about the rate of inflation in Israel, the rate of devaluation (appreciation) of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate%	NIS appreciation (devaluation) rate%	Israeli inflation adjusted for appreciation (devaluation)%

2003	(1.9)	7.6	5.8
2004	1.2	1.6	2.8
2005	2.4	(6.8)	(4.3)
2006	(0.1)	8.2	8.1
2007	3.4	9.0	12.4

          A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses. During 2007, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses. This trend continued during the first three months of 2008 with further devaluation of the U.S. dollar compared to the NIS.

          Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Corporate Tax Rate

          Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2007 was 29%, which was reduced to 27% in 2008 and will be further reduced to 26% in 2009 and 25% in 2010 and thereafter. However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise. Because we have elected to participate in the alternative package of tax benefits for our current approved enterprise and beneficiary enterprise under the Law for the Encouragement of Capital Investments, 1959, as amended, the income derived from those enterprises will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period. The tax benefits attributable to our current approved enterprise and beneficiary enterprise are scheduled to expire in phases between 2009 and 2017. Certain investment income derived by us from investments may not be regarded by the Israeli tax authorities as income from our approved and beneficiary enterprises and consequently may be taxed at the regular statutory rate in Israel. See Item 10.E. “Additional Information - Taxation - Israeli Tax Considerations -Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

          Certain of our subsidiaries operate in and are subject to the tax laws of various other jurisdictions, primarily the United States. Our U.S. subsidiaries are taxed based on federal and state tax laws. The effective tax rate of our U.S. subsidiaries was 35.6%, 36.8% and 35.7% in the years ended December 31, 2007, 2006 and 2005, respectively. See Item 10.E. “Additional Information - Taxation - United States Federal Income Tax Considerations.”

Recently Issued Accounting Standards

          In June 2006, the FASB issued Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of SFAS No. 109, “Accounting for Income Taxes.” FIN 48 clarifies the accounting for uncertain tax positions. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and discloses in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. The provisions of this interpretation were adopted on January 1, 2007. The Company was required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustment to be recognized as an adjustment to retained earnings.

          As a result of the first time adoption of FIN 48, we recognized additional tax benefit of approximately $535,000 in our interim results for the first quarter of 2007, based on the more likely than not compromise settlement to be achieved with the Israeli Tax authorities, for tax returns of 2003 – 2005, and reclassified $148,000 of income tax payables to unrecognized tax benefits, both with no impact to previously recorded retained earnings.

          A reconciliation of the beginning and ending amount of recognized provision is as follows:

Balance at January 1, 2007	$147,000
Additions for tax positions of prior years	101,000
Reduction for tax positions of prior years	(535,000)
Settlements with tax authorities	535,000

Balance at December 31, 2007	$248,000

          In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement,” or SFAS 157. SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. SFAS 157 is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. We are required to adopt SFAS 157 beginning on January 1, 2008. SFAS 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The FASB announced a one year deferral of SFAS 157’s fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. We adopted SFAS 157 subsequent to December 31, 2007, but it did not have any effect on our financial position and results of operations.

          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB No. 115,” or SFAS 159. SFAS 159 provides us the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Accordingly, we may elect to adopt SFAS 159 on January 1, 2008. We adopted SFAS 159 subsequent to December 31, 2007, but it did not have any effect on our financial position and results of operations.

          In December 2007, the FASB issued SFAS No. 141R, “Business Combinations,” or SFAS 141R. SFAS 141R requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” determined on the acquisition date and subsequent changes to be reflected in revenue, rather than goodwill. In addition, SFAS 141R changes the recognition timing for restructuring costs and requires acquisition costs to be expensed as incurred. SFAS 141R is effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS 141R will be applied to business combinations occurring after the effective date. We are currently assessing the potential impact of the adoption of SFAS 141R on our financial position and results of operations.

          In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,” or SFAS No. 160. SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and early adoption is prohibited. We are currently assessing the potential impact of the adoption of SFAS 160 on our financial position and results of operations

B.	Liquidity and Capital Resources

          From our inception until our initial public offering in March 1987, we financed our activities mainly through cash flow from operations and bank loans. In March 1987, we received proceeds of $4,025,000 from an initial public offering of 268,333 ordinary shares. In October 1993 we raised $27,183,153 from a follow-on offering of 1,599,009 ordinary shares.

          On June 15, 2004, we entered into a share purchase agreement with Ta-Top, a wholly-owned subsidiary of Ta-Tek Ltd., an Israeli private company wholly-owned by FIMI. Under the share purchase agreement we sold 857,143 of our ordinary shares to Ta-Top for $6,000,001. We also granted Ta-Top warrants to purchase an aggregate of 500,000 of our ordinary shares at $8.50 per share, which price was adjusted to $6.94 per share because of our 2004, 2005 and 2006 dividend payments. The warrants were exercised on February 21, 2007. In addition, we entered into a credit line agreement with FIMI, which provided for a line of credit in an amount of up to $2 million. In September 2006, we notified FIMI of our cancellation of the credit line. We also entered into a management agreement with FIMI under which we engaged FIMI to provide certain management services to us in exchange for annual payments equal to 3% of our operating profit exceeding $500,000; provided, however, that in no event will the total management fees in any given year exceed $250,000. The management agreement was terminated by the parties in December 2007.

          In July 2005, our subsidiary Limo-Piedmont acquired Piedmont for approximately $20.2 million, which included the assumption of approximately $8.7 million of indebtedness and $5.6 million of other liabilities of Piedmont. Limo-Piedmont repaid the assumed indebtedness with the proceeds from loans of $6.0 million from each of Bank Leumi USA and us. The remaining proceeds of these loans, along with $3.0 million of its cash, were used to pay the $5.3 million cash portion of the $20.2 million purchase price and a portion of the assumed liabilities. The repayment of the remainder of the assumed liabilities was funded through cash flows from Limco-Piedmont’s subsequent operations. In 2007, Limco-Piedmont repaid the remaining balance of the loans it incurred in connection with the acquisition with a portion of the proceeds of its initial public offering in July 2007.

          In July 2007, in connection with the initial public offering of Limco-Piedmont, Limco-Piedmont sold an aggregate 4,205,000 shares of its common stock and we sold an aggregate 855,000 shares of its common stock held by us, at a price to the public of $11.00 per share. Net proceeds to Limco-Piedmont from the offering were approximately $41.5 million and net proceeds to us from the offering were approximately $8.7 million. As a result, we recognized a net capital gain of approximately $25.0 million for the year ended December 31, 2007.

          In March 2008, our Board of Directors authorized the repurchase by us of up to $5.0 million of the shares of common stock of Limco-Piedmont, effective immediately through July 31, 2008. The timing and amount of any shares purchased will be determined by our management based on the evaluation of market conditions and other factors. As of March 31, 2008, we had purchased $129,000 shares of common stock of Limco-Piedmont. We currently own 61.83% of the shares of common stock of Limco-Piedmont.

          On March 27, 2008, we entered into an agreement with Bental Investments to purchase from it 27% of the outstanding shares of Bental Industries, an Israeli company that specializes in innovative motion technologies for military and aviation and is a leading supplier in its field to Israel’s defense industries. In consideration for such ownership interest, we agreed to pay $3,375,000 upon consummation of the transaction. In addition, Bental Investments agreed to grant us a call option to purchase an additional 18% of the outstanding shares of Bental Industries held by it, in up to four installments, in consideration of $2,250,000. The consideration for the option shares will bear interest of 2% per annum. The call option will be valid for a period of four years commencing as of January 1, 2009. We agreed to grant to Bental Investments a put option in the amount of $2,137,500, valid for a period of two years as of January 1, 2011. We agreed that for the foregoing amounts, the exchange rate of the U.S. dollar to the NIS will range between $1=NIS 3.70-3.95. If the exchange rate is less than NIS 3.70, then the foregoing amounts will be increased proportionately, if the rate is more than NIS 3.95 then the amounts will be decreased proportionately and if the exchange rate is within the above range, the amounts will remain intact. In the event that during the three year period following the closing of the transaction we consummate an “exit,” as such term is defined in the agreement, Bental Investments will be entitled to additional consideration for the shares and call option shares (if purchased) equal to a certain percentage of the difference between the price per share that we paid for such shares and the price per share paid in the exit transaction (30% if the exit is within one year of the closing, 20% if the exit is within two years of the closing and 10% if the exit is within three years of the closing).

          On April 15, 2008, we entered into an agreement to purchase an additional 10% of the outstanding shares of Bental Industries from Mivtach, in consideration for $1,225.000. We agreed that the exchange rate of the dollar to the NIS will range between $1=NIS 3.70-3.95, as described above. The foregoing transactions with Bental Investments and Mivtach were consummated on May 21, 2008.

          We received a $5 million loan from Bank Mizrahi to finance these transactions.

          We had cash and cash equivalents and short-term deposits of $15.1 million as of December 31, 2007, as compared with cash and cash equivalents and short-term deposits of $7.3 million as of December 31, 2006. The increase in cash and cash equivalents in 2007 is primarily a result of the $8.7 million net proceeds that we received from the sale of shares of common stock of Limco-Piedmont that were held by us in connection with its initial public offering in July 2007.

          Capital expenditures for the years ended December 31, 2007, 2006 and 2005 were approximately $6.3 million, $1.7 million and $1.1 million, respectively. These capital expenditures were principally for the purchase of equipment for our OEM and MRO facilities. We funded these expenditures from our cash flow from operations. We expect that our capital expenditures for 2008 will total $3.0 million, primarily for expanded capabilities and capacity for our OEM and MRO services. We expect that our cash flow from operations will be sufficient to fund these capital expenditures.

          We believe that anticipated cash flow from operations and our current cash balances will be sufficient to meet our cash requirements for at least 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our selling and marketing activities, costs associated with expansion into new markets and the timing of the introduction of new products and services.

Cash Flows

          The following table summarizes our cash flows for the periods presented:

	Year ended December 31,

	(in thousands)

	2007	2006	2005

Net cash provided by operating activities	$804	$5,153	$4,140
Net cash used in investing activities	(24,719)	(2,283)	(5,511)
Net cash provided by (used in) financing activities	33,267	(4,091)	(1,276)
Net increase (decrease) in cash and cash equivalents	9,352	(1,221)	(95)
Cash and cash equivalents at beginning of period	5,762	6,983	7,078

Cash and cash equivalents at end of period	$15,114	$5,762	$6,983

          Net cash provided by operating activities was approximately $0.80 million, $5.2 million and $4.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. Net cash provided by operating activities for the year ended December 31, 2007 was primarily attributable to net income of $31.97 million, depreciation and amortization of $2.03 million, which was offset by a $26.4 million capital gain that we recognized as a result of our sale of shares of Limco-Piedmont in connection with its initial public offering in July 2007, a $0.99 million increase in trade receivables, a $0.96 million increase in trade payables and a $3.3 million increase in inventories. Net cash provided by operating activities for the year ended December 31, 2006 was primarily attributable to net income of $6.1 million, depreciation and amortization of $1.8 million, an increase in other accounts payable and accrued expenses of $510,000, a $2.6 million increase in trade payables, which was offset by a $2.6 million increase in trade receivables, and a $2.5 million increase in inventories. Net cash provided by operating activities for the year ended December 31, 2005 was primarily attributable to net income of $3.5 million, depreciation and amortization of $1.4 million, a decrease in trade receivables of $0.9 million and an increase in other accounts payable and accrued expenses of $445,000, which was offset by an increase in inventories of $1.4 million and a decrease in trade payables of $1.0 million.

          Net cash used in investing activities was approximately $24.8 million for the year ended December 31, 2007, compared to net cash used in investing activities of approximately $2.3 million for the year ended December 31, 2006 and net cash used in investing activities of approximately $5.5 million for the year ended December 31, 2005. Of the cash used in investing activities in the year ended December 31, 2007, approximately $6.3 million was used for the purchase of property and equipment, $28.8 million was used for the purchase of auction rate tax-exempt securities, which amounts were offset in part by the $8.7 million proceeds we received from our sale of shares of Limco-Piedmont in connection with its initial public offering in July 2007. Of the cash used in investing activities in the year ended December 31, 2006, approximately $1.7 million was used for the purchase of property and equipment and $1.0 million was attributable to bank deposits. The cash used in investing activities in the year ended December 31, 2005 was primarily for the acquisition of Piedmont.

          Net cash provided by financing activities was approximately $33.3 million for the year ended December 31, 2007, compared to net cash used in financing activities of approximately $4.1 million for the year ended December 31, 2006 and net cash provided by financing activities of approximately $1.3 million for the year ended December 31, 2005. In the year ended December 31, 2007, net cash provided was primarily attributable to the initial public offering of Limco-Piedmont in July 2007. In October 2007, we distributed a cash dividend of approximately $2.6 million, and in July 2007, we repaid all of our then outstanding long-term loans in the aggregate amount of $8.0 million. In the year ended December 31, 2006, net cash used in financing activities was primarily attributable to our payment of a cash dividend of $1.2 million and the repayment of $3.0 million of long-term loans. In the year ended December 31, 2005, net cash provided was primarily attributable to an increase in proceeds from long-term loans of $12.0 million used in the purchase of Piedmont, the distribution of a cash dividend of $1.1 million and the repayment of $9.7 million of long-term loans.

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

F.	Tabular Disclosure of Contractual Obligations

          The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2007 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Long-term debt obligations	$404,000	$–	$–	$–	$404,000
Operating lease obligations (1)	1,363,000	530,000	702,000	131,000	–

Total	$1,767,000	$530,000	$702,000	$131,000	$404,000

(1)

Pursuant to the terms of the agreement we entered into with TAT Industries in 2000 to purchase its operations relating to the manufacture of aviation accessories, we entered into an agreement, pursuant to which we rent from TAT Industries, effective as of January 1, 2000, the real estate and buildings encompassing an area of approximately 302,000 square feet for a period of 24 years and eleven months. In consideration we agreed to pay TAT Industries annual rental payments of approximately $322,500, with an additional incremental payment of 2% per year. Such rental rates are subject to revaluation every fifth year.

          In addition, we have long-term liabilities for severance pay that is calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. As of December 31, 2007, our severance pay liability, net was $19,000.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

          Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Giora Inbar	52	Chairman of the Board of Directors
Shmuel Fledel	55	Chief Executive Officer
Israel Ofen	59	Executive Vice President and Chief Financial Officer
Shraga Katz	64	Vice President Operations
Avi Kahana	64	Secretary and Manager of Import and Export Division
Jacob Danan	67	Chief Engineer and Vice President of Marketing
Shaul Menachem	61	President and Chief Executive Officer Limco- Piedmont
Eran Frenkel	41	Vice-President Marketing Development
Mordechai Bones	65	Director
Shimon Barkama	54	Director
Rami Daniel (1)	42	Outside Director
Dr. Meir Dvir (1)	77	Director
Amiran Eliasaf	58	Director
Golan Kashi	36	Director
Dr. Avraham Ortal	41	Director
Eran Saar	35	Director
Michael Shevi (1)	72	Outside Director
Daniela Yaron-Zoller (1)	42	Director

(1)	Member of our Audit Committee

          Following a change in the control of our company in December 2007 (see Item 7.A. “Major Shareholders- Major Shareholders and Related Party Transactions - Significant Changes in the Ownership of Major Shareholders”), eight new directors were elected by our Board of Directors in January 2008, including Mr. Giora Inbar, who was appointed as the Chairman of our Board of Directors. At such time, the former Chairman of our Board of Directors, Mr. Shlomo Ostersetzer, the former Vice Chairman of our Board of Directors and Chief Executive Officer, Mr. Dov Zeelim, and five other directors resigned from our Board of Directors. In May 2008, Mr. Shmuel Fledel was appointed as our Chief Executive Officer, and Mr. Dov Zeelim resigned from such office.

          Brigadier General (Res.) Giora Inbar was elected as the Chairman of our Board of Directors by our Board of Directors in January 2008. Brigadier General (Res.) Inbar currently serves as the chairman of the board of directors of Isal Amlat, our controlling shareholder, and as the chief executive officer of Kaman Holdings Ltd., the parent of Isal Amlat. Brigadier General (Res.) Inbar also serves as chairman of the board of directors of a number of companies in the Kaman Group, including our parent company Tat Industries and our subsidiaries Limco-Piedmont and Bental Industries. Brigadier General (Res.) Inbar served as the Division Commander of the Northern Command of the Israeli Defense Forces from 1995 through 1998. During the 25 years of his service, he also served as a commander of special operations units. Brigadier General (Res.) Inbar holds a B.A. degree and an MBA degree in Business Administration from Haifa University and is also a graduate of the US Army War College.

          Dr. Shmuel Fledel has served as our Chief Executive Officer since May 2008. Prior to joining our company, between the years 2005 and 2008, Dr. Fledel served as Vice President, Maintenance and Engineering of El-AL Israel Airlines Ltd. From 1998 to 2005, Dr. Fledel served as the Chief Executive Officer of Cyclone Aviation Products Ltd., an Israeli company which serves as the Elbit Systems Group’s design and production center for metal and composite structural aircraft components and parts for leading aerospace companies and OEMs. From 1995 to 1998, Col (Res.). Fledel served as the Depot Commander of the Israeli Air Force. Dr. Fledel also serves as a director of our subsidiary Bental Industries. Dr. Fledel holds a Ph.D. and an M.Sc. degree in Structural Dynamics, both from the University of Maryland, and a B.Sc. degree in Aeronautical Engineering from the Technion - Israel Institute of Technology.

          Israel Ofen has served as our Executive Vice President and Chief Financial Officer since August 1993, as Managing Director since March 1991 and has held other managerial positions in our company since April 1985. In addition, Mr. Ofen served as Vice President, Finance of TAT Industries from 1983 through August 31, 1993 and has served as its President since January 2000. Mr. Ofen also serves as a director of our subsidiaries Limco-Piedmont, TAT-GAL Inc. and Bental Industries. Mr. Ofen holds a B.A. degree in Economics from Bar llan University in Ramat-Gan and is a licensed certified public accountant in Israel.

          Shraga Katz has served as our Vice President Operations since March 1998. From August 1995 to March 1998, Mr. Katz served as General Manger of Limco. From 1986 to 1995, Mr. Katz served as manager of the Israeli heat exchanger operations division of TAT Industries and has served as manager of our heat exchange operations since 1991. Mr. Katz is a retired Lieutenant Colonel of the Israeli Air Force in which he served for 20 years. Mr. Katz holds a B.Sc. degree in Mechanical Engineering from the Technion - Israel Institute of Technology and an M.Sc. degree in Aeronautical Engineering from AFIT Air Force Institute of Technology.

          Avi Kahana has served as our Secretary since January 1998 and as the Manager of our import and export division since 1984. Mr. Kahana has worked for TAT Industries and its subsidiaries since 1984.

          Jacob Danan has served as our Chief Engineer since September 1996 and as our Vice President of Marketing since January 1, 1998. Mr. Danan has been with us since 1980. Mr. Danan holds a B.Sc. degree in Aeronautical Engineering from the Technion - Israel Institute of Technology.

          Shaul Menachem has served as the President and Chief Executive Officer of Limco-Piedmont and its predecessor company since February 1998 and is a member of its board of directors. Mr. Menachem holds a M.Sc. degree in Engineering Management from Bridgeport University.

          Eran Frenkel has served as our Vice President of Business Development since August 2006. Mr. Frankel served as Vice President Business Development of Limco from June 2003 to July 2006. Mr. Frenkel holds a B.A. degree in Economics and Accounting from the Tel-Aviv University and an M.B.A. degree from Pace University, and is a licensed certified public accountant in Israel. Mr. Frenkel is the son-in-law of Mr. Dov Zeelim, our Former President and Vice Chairman of the Board of Directors.

          Mordechai Bones was elected as a director by our Board of Directors in January 2008. Mr. Bones has served as the President of IAII USA since 2003. Mr. Bones holds a B.Sc. degree in Aeronautics and Space Engineering from the Technion - Israeli Institute of Technology.

          Shimon Barkama was elected as a director by our Board of Directors in January 2008. Mr. Barkam has served as the joint chief executive officer of Faragon Marketing and Systems Ltd. since 1995. Mr. Barkama holds a B.Sc. degree in Aeronautics and Space Engineering from the Technion - Israel Institute of Technology.

          Rami Daniel has served as an outside director (within the meaning of the Israeli Companies Law) since June 10, 2004 and is a member of our Audit Committee. Mr. Daniel has served as Vice President of Finance of Ganden Real Estate since 2001. Mr. Daniel is licensed as a certified public accountant in Israel and holds a B.Sc. degree in Economics from the College of Management in Tel Aviv.

          Dr. Meir Dvir has served as a director since December 1994 and is a member of our Audit Committee. Dr. Dvir is also a director of TTI Team Telecom International Ltd., an Israeli public company. Dr. Dvir served as deputy General Manager of Business Research and Development and also as General Manager of Israeli Aircraft Industries Ltd. from 1985 to 1994. Dr. Dvir holds a Ph.D. in Mathematics and Physics from the Hebrew University of Jerusalem.

          Brigadier General (Res.) Amiram Eliasaf was elected as a director by our Board of Directors in January 2008. Brigadier General (Res.) Amiram Eliasaf has served as the chief executive officer of ETC Gold since 2004. Brigadier General (Res.) Amiram Eliasaf served as the Commander of two Israeli Air Force bases from January 1989 through July 1992. During his service, he also served as a fighter pilot while holding various command positions. Brigadier General (Res.) Eliasaf holds a B.A. degree in History and Psychology from Bar-Ilan University and an M.A. degree in Public Administration from Harvard University.

          Golan Kashi was elected as a director by our Board of Directors in January 2008. Mr. Kashi has served as the executive vice president of Kmn Capital Ltd., a 80.38% subsidiary of Kaman Holdings Ltd., the parent of Isal Amlat, since December 2007. Mr. Kashi is also a member of the board of directors of our parent company TAT Industries. From June 2006 to December 2007, Mr. Kashi served as a legal counsel of Gmul Investments Co. and from July 2005 to July 2006, he was an associate with Rabed, Margizo, Benkel and Associates, a Tel Aviv law firm. Mr. Kashi holds a B.A. degree in Accounting and L.L.B and L.L.M degrees in Law, all from Tel Aviv University.

          Dr. Avraham Ortal was elected as a director by our Board of Directors in January 2008. Since February 2008, Dr. Ortal has served as the chief executive officer of Kmn Capital Ltd., an 80.38% subsidiary of Kaman Holdings Ltd., the parent of Isal Amlat, and as the vice president of Kaman Holdings Ltd., and is responsible for all of its international operations. Dr. Ortal also serves on the board of directors of Kmn Capital Ltd., our parent company, TAT Industries and our subsidiary, Limco-Piedmont. From March 1999 to January 2008, Dr. Ortal was a partner in the law firm of Zellermayer, Pelossof & Co. of Tel Aviv, Israel. While at Zellermayer, Pelossof & Co., Dr. Ortal specialized in international business and finance transactions. Prior to joining Zellermayer, Pelossof & Co., Dr. Ortal was an associate at the New York law firm Davis Polk & Wardell and was an Adjunct Lecturer (Mergers & Acquisitions) at the Duke University School of Law. Dr. Ortal holds an LL.B. degree from the College of Management, an L.L.M. degree from Duke University School of Law and an S.J.D. degree from Duke University.

          Eran Saar was elected as a director by our Board of Directors in January 2008. Since June 2006, Mr. Saar has served as the chief executive officer of Isal Amlat, our controlling shareholder, and as chief financial officer of Kaman Holdings Ltd., the parent of Isal Amlat. Mr. Saar serves as a member of the board of directors of seven companies in the Kaman Group, including our parent company TAT Industries. From 2005 to 2006, Mr. Saar served as the deputy director of the corporate finance department of the Israeli Securities Authority. Mr. Saar holds a B.A. degree in Law and Accounting and an MBA degree, both from the Hebrew University of Jerusalem.

          Michael Shevi has served as an outside director since (within the meaning of the Israeli Companies Law) June 10, 2004 and is a member of our Audit Committee. Mr. Shevi has served as Managing Director of Cham Foods (Israel) Ltd. since 1973 and is currently a director of Cham Foods (Israel) Ltd., an Israeli public company, and its subsidiary E.S.I. Holding Corp. Mr. Shevi holds a B.A. degree in Accounting from Tel Aviv University and is licensed as a certified public accountant in Israel.

          Daniela Yaron-Zoller was elected as a director by our Board of Directors in January 2008 and is a member of our Audit Committee. Ms. Yaron-Zoller currently serves as a director of the strategic customer division of NESS Technologies Ltd. Ms. Yaron-Zoller also serves as a member of the board of directors of several companies in the Kaman Group, including our parent company TAT Industries, and of Mekorot Water Company Ltd. Ms. Yaron-Zoller holds a B.A. degree in Law from the University of Tel Aviv.

B.	Compensation

          The following table sets forth all the compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2007.

	Salaries, fees, Commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers as a group (15 persons)	$3,738,000	$281,000

          During the year ended December 31, 2007, we paid our directors a per meeting attendance fee of NIS 1,270 (approximately $3,110), plus an annual fee of NIS 24,574 (approximately $6,016).

          As of December 31, 2007, one director held options to purchase an aggregate of 5,000 ordinary shares at an exercise price of $1.625 per share. Such options have vested and will expire on January 19, 2009. The options were issued under our 1999 Stock Purchase Plan. See Item 6.E. “Directors, Senior Management and Employees - Share Ownership-Stock Option Plans.”

          At our 2007 annual general meeting of shareholders, our shareholders approved the grant by Limco-Piedmont to each of Messrs. Dov Zeelim, the former vice chairman of our Board of Directors and our former chief executive officer, and Gillon Beck, a former director, options to purchase shares of the common stock of Limco Piedmont at $11 per share (the price to the public in the initial public offering of Limco-Piedmont), in consideration for their efforts and contribution to Limco Piedmont. Messrs. Zeelim and Beck were granted options to purchase 35,000 and 30,000 shares of the common stock of Limco Piedmont, respectively. Such options expired without being exercised upon the resignation of Messrs. Zeelim and Beck from their respective offices in May 2008 and December 2007, respectively.

          Pursuant to their former employment agreements, the former chairman of our Board of Directors and our former President, Mr. Shlomo Ostersetzer, and the former vice chairman of our Board of Directors and our former chief executive officer, Mr. Dov Zeelim, were each entitled to a bonus of 2.5% of the annual consolidated operating income, in excess of $500,000. In the years ended December 31, 2007, 2006 and 2005, we paid to Messrs. Ostersetzer and Zeelim in the aggregate approximately $462,035, $517,730 and $292,298, respectively, which amounts were divided equally between them.

          At our 2007 annual general meeting of shareholders, our shareholders approved the grant of a special bonus in the amount of $25,000 to Mr. Eran Frenkel, in consideration for his efforts and contribution to Limco-Piedmont.

          In May 2008, our audit committee and board of directors approved, effective as of January 1, 2008, the payment to all of our directors, other than our two outside directors (within the meaning of Israel law) and Messrs. Giora Inbar, Golan Kashi, Dr. Avraham Ortal and Eran Saar, of a service fee equal to the highest applicable annual remuneration and per meeting attendance fee as provided by Israeli law from time to time. The compensation was approved without shareholder approval in accordance with the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law.

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

Election of Directors

          Our articles of association provide for a board of directors consisting of no less than two and no more than eleven members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of 11 directors, including two outside directors (within the meaning of the Israeli Companies Law).

          Pursuant to our articles of association, all of our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. Our board of directors may temporarily fill vacancies in the board until the next annual meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our articles of association.

          The Israeli Companies Law requires the board of directors of a public company to determine a minimum number of directors with “accounting and financial expertise.” Our board of directors determined, accordingly, that at least two directors must have “accounting and financial expertise,” as such term is defined by regulations promulgated under the Israeli Companies Law.

          We are exempt from the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors since we are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5). See below in this Item 6C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for a Controlled Company.”

Outside and Independent Directors

          Outside Directors. Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder excluding service as an outside director of a company that is offering its shares to the public for the first time.

          In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

          A person is qualified to serve as an outside director only if he or she has “accounting and financial expertise” or “professional qualifications,” as such terms are defined by regulations promulgated under the Israeli Companies Law. At least one of the outside directors must have “accounting and financial expertise.” Each of our outside directors, Messrs. Rami Daniel and Michael Shevi, has “accounting and financial expertise.”

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

          Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

          Until the lapse of two years from termination of office, we may not engage an outside director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

          Messrs. Rami Daniel and Michael Shevi serve as our outside directors under the Israeli Companies Law until our 2010 annual general meeting of shareholders, following which their service as an outside director may not be extended.

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

          Our board of directors has determined that Messrs. Rami Daniel and Michael Shevi both qualify both as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ and as outside directors under the Israeli Companies Law requirements. Our board of directors has further determined that each of Mr. Meir Dvir and Ms. Daniela Yaron-Zoller qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.

Audit Committee

          Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board of directors, any director employed by the company or providing services to the company on an ongoing basis, or a controlling shareholder or any of the controlling shareholder’s relatives.

          In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

          Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors. The audit committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

          Our audit committee consists of four members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our current audit committee members are Messrs. Rami Daniel and Michael Shevi, our outside directors under Israeli law, Ms. Daniela Yaron-Zoller and Dr. Meir Dvir, who serves as the chairman of the audit committee. Our Board of Directors has determined that each of Rami Daniel and Michael Shevi qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. The audit committee meets at least once each quarter.

Internal Audit

          The Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice. The internal auditor must meet certain statutory requirements of independence. Mr. Yair Shilhav serves as our internal auditor.

Directors’ Service Contracts

          There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

          The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the business feasibility of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty requires that an office holder act in good faith and for the benefit of the company, including (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received by virtue of his position as an office holder.

Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders

          The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative (as such term is described above) is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

          Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director requires both board of directors and audit committee approval. The compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

          Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

          The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder of the company has a personal interest. The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this one-third approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

          Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company or if the directors’ compensation does not exceed the maximum amount of compensation for outside directors determined by applicable regulations. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

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

          The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition was made in a private placement that received shareholder approval, (i) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, if there is not already a 25% or greater shareholder of the company, or (ii) was from a shareholder holding a 45% interest in the company which resulted in the acquirer becoming a holder of a 45% interest in the company if there is not already a 45% or greater shareholder of the company.

          If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. In such event, if less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

Insurance for Office Holders

          The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract to insure an office holder for acts or omissions performed by the office holder in such capacity for:

•	a breach of his or her duty of care to the company or to another person;

•

a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests; and

•	a monetary liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders

          The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

•	a monetary liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

•

reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a monetary liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

•

reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him by a court, in proceedings the company instituted against the office holder or that were instituted on the company’s behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a crime which does not require proof of criminal intent.

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

          Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law. We currently maintain directors’ and officers’ liability insurance to cover liabilities of the higher of $10 million or 25% of our equity capital (net worth), per claim and in the aggregate. In July 2004, our shareholders approved a form of directors and officers letter of indemnification and exemption for liabilities and expenses incurred as a result of their acts in their capacity as directors and officers of our company, in an aggregate amount not to exceed $5.0 million or 25% of our equity capital (net worth).

NASDAQ Exemptions for a Controlled Company

          We are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), or Rule 4350(c)(5), because TAT Industries holds more than 50% of our voting shares.

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

          We intend to continue to rely on these exemptions provided under Rule 4350 (C)(5).

D.	Employees

          As of December 31, 2007, we and our subsidiaries employed 497 persons, of whom 341 were employed in manufacturing and quality control, 120 were employed in administration, sales and marketing, and 36 were employed in engineering and research and development. Of such employees, 201 were located in Israel and 296 were employed by Limco-Piedmont and located in the United States.

          As of December 31, 2006, we and our subsidiaries employed 486 persons, of whom 330 were employed in manufacturing and quality control, 120 were employed in administration, sales and marketing, and 37 were employed in engineering and research and development. Of such employees, 203 were located in Israel and 283 were employed by Limco-Piedmont and located in the United States.

          As of December 31, 2005, we and our subsidiaries employed 412 persons, of whom 291 were employed in manufacturing and quality control, 90 were employed in administration, sales and marketing, and 31 were employed in engineering and research and development. Of such employees, 166 were located in Israel and 246 were employed by Limco-Piedmont and located in the United States.

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

          In addition, Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute which is similar to the United States Social Security Administration. The payments thereto amount to approximately 12% of wages, with the employee contributing approximately 43% and the employer approximately 56%.

          A general practice followed by us, although not legally required, is the contribution of monies on behalf of its senior employees to a fund known as “Management Insurance.” This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing his right to receive severance pay, if legally entitled, upon termination of employment. The employee contributes an amount equal to approximately 5%-6% of his wages and the employer contributes an additional amount of approximately 13-1/3% - 16% of such wages.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Director

          None of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

          As of December 31, 2007, one director held options to purchase an aggregate of 5,000 ordinary shares at an exercise price of $1.625 per share. Such options have vested and will expire on January 19, 2009. The options were issued under our 1999 Stock Purchase Plan. See below in this Item 6.E. “Directors, Senior Management and Employees - Share Ownership-Stock Option Plans.”

Stock Option Plans

          In January 1999, our Board of Directors adopted our 1999 Stock Option Plan, or the 1999 Plan, under which up to 500,000 ordinary shares were issuable under options granted to directors and employees. As of December 31, 2007, options to purchase an aggregate 487,500 ordinary shares had been exercised under the 1999 Plan at an exercise price of $1.625 per share, none of which were exercised during 2007. As of December 31, 2007, options to purchase 17,500 ordinary shares at an exercise price of $1.625 per share were outstanding under the 1999 Plan, all of which are fully vested and expire on January 19, 2009. Of such outstanding options, options to purchase 5,000 ordinary shares were held by one director and the remainder were held by a former employee and former directors. In June 2008, one of the former directors exercised options to purchase 5,000 ordinary shares, following which options for the purchase of 12,500 ordinary shares remain outstanding under the 1999 Plan. As of December 31, 2007, no options were available for future grant under the 1999 Plan. The 1999 Plan will terminate in January 2009.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

          Isal Amlat, a company organized under the laws of the State of Israel, is the beneficial holder of 65.11% of our outstanding shares, of which 9.85% are held directly by it and 55.26% are held directly by our parent company Tat Industries. Accordingly, Isal Amlat ultimately controls our company.

          The following table sets forth certain information as of June 15, 2008, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)

Isal Amlat Investments (1993) Ltd. (3)	4,263,508	65.11%
Tat Industries (4)	3,618,508	55.26%

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

(2)	The percentages shown are based on 6,547,671 ordinary shares issued and outstanding as of June 15, 2008.

(3)

Includes 645,000 ordinary shares held directly by Isal Amlat and 3,618,508 ordinary shares held directly by TAT Industries, which is 65.11% controlled by Isal Amlat. As such, Isal Amlat may be deemed to be the beneficial owner of the aggregate 7,882,016 ordinary shares held directly by itself and TAT Industries. Isal Amlat is 81.65% controlled by Kaman Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock, which is 60.15% controlled by Ron Elroy.

(4)

TAT Industries is 55.26% controlled by Isal Amlat. As such, Isal Amlat may be deemed to be the beneficial owner of the aggregate 3,618,508 ordinary shares held directly by TAT Industries. Isal Amlat is 81.65% controlled by Kaman Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock, which is 60.15% controlled by Ron Elroy.

Significant Changes in the Ownership of Major Shareholders

          On June 15, 2004, we entered into a share purchase agreement with Ta-Top, a wholly-owned subsidiary of Ta-Tek Ltd., an Israeli private company wholly-owned by FIMI. Under the agreement Ta-Top purchased 857,143 of our ordinary shares and was granted warrants to purchase an additional 500,000 ordinary shares at an exercise price of $7.32, subject to certain anti-dilution provisions. On February 21, 2007, Ta-Top exercised their warrants to purchase 500,000 ordinary shares at an exercise price of $6.94 per share. During the period of April 9, 2007 to June 22, 2007, Ta-Top sold 400,000 of our ordinary shares pursuant to Rule 144.

          On December 19, 2007, the controlling interest in TAT Industries, our controlling shareholder, was sold. Mr. Shlomo Ostersetzer, the former Chairman of our Board of Directors and our former President, and Mr. Dov Zeelim, the former Vice Chairman of our Board of Directors and our former Chief Executive Officer, directly and through companies wholly owned by them, sold an aggregate of 1,488,456 ordinary shares of TAT Industries or 60.41% of its then outstanding ordinary shares, to Isal Amlat. The agreement between Isal Amlat and Mr. Zeelim, as amended on December 31, 2007, provided Mr. Zeelim with a put option with respect to 102,856 ordinary shares of TAT Industries then held by Mr. Zeelim that was exercisable after January 1, 2010. Pursuant to an agreement between Isal Amlat and Mr. Zeelim entered into in May 2008 in connection with Mr. Zeelim’s resignation from the office of Chief Executive Officer of our company, Mr. Zeelim exercised his put option on June 12, 2008 and the 102,856 ordinary shares subject to the option were purchased by Isal Amlat. Isal Amlat currently controls 79.26% of TAT Industries.

          On December 19, 2007, Isal Amlat purchased 600,000 ordinary shares or 9.2% of our then outstanding ordinary shares, from FIMI Opportunity Fund. The agreement between Isal Amlat and FIMI also provides for a mutual call and put option exercisable after one year with respect to the remaining 241,443 ordinary shares of our company (approximately 3.7% of our outstanding shares) beneficially held by FIMI.

          On December 20, 2007, Isal Amlat purchased 45,000 of our ordinary shares from Mr. Dov Zeelim, the former Vice Chairman of our Board of Directors and our former Chief Executive Officer.

          Isal Amlat is currently the beneficial holder of 65.11% of our outstanding shares, of which 9.85% of such shares are held directly by it and 55.26% of such shares are held directly by our parent company TAT Industries.

          In March 2008, the board of directors of our parent company, TAT Industries, authorized the purchase by TAT Industries of up to NIS 20 million (approximately $5.8 million of our ordinary shares, effective immediately through July 2008. The timing and amount of any of our ordinary shares purchased will be determined by its management based on its evaluation of market conditions and other factors. Though June 15, 2008, TAT Industries has purchased 494,358 or 7.6% of our ordinary shares.

Major Shareholders Voting Rights

          Our major shareholders do not have different voting rights.

Record Holders

          Based on a review of the information provided to us by our transfer agent, as of June 23, 2008, there were 48 holders of record of our ordinary shares, of which 40 record holders holding approximately 83% of our ordinary shares had registered addresses in the United States and 8 record holders holding approximately 17% of our ordinary shares had registered addresses in Israel. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 51% of our outstanding ordinary shares as of such date.

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

Other Transactions

          Prior to December 31, 2007, our Israeli operations employed the services of a purchasing agent, Gal Tech Inc., or Gal Tech, a company owned by Messrs. Shlomo Ostersetzer and Dov Zeelim, former directors and officers of our company, and Israel Ofen, an officer of our company. According to an export agreement, dated April 14, 1992, Gal Tech was entitled to a handling fee in the amount of 10% of all purchases by our company in North America per year and a handling fee in the amount of 3% of all sales by our company to North America per year (not including sales of heat transfer products). However, pursuant to this agreement, the total amount to be paid by us to Gal Tech would not exceed the sum of 5% of our purchases in North America and 5% of our sales to North America (not including sales of heat transfer products) per year. In the years ended December 31, 2007, 2006 and 2005, we paid approximately $442,224, $387,000 and $537,000, respectively, to Gal Tech, in accordance with such agreement. Ifat Frenkel (the daughter of Dov Zeelim, the former Vice Chairman of our Board of Directors and our former Chief Executive Officer) was the President of Gal Tech. from January 1, 2003 to July 2006 and since August 2006, she has served as an officer of Gal Tech. The export agreement was terminated by the parties as of December 31, 2007.

          Pursuant to their former employment agreements, the former chairman of our Board of Directors and our former President, Mr. Shlomo Ostersetzer, and the former vice chairman of our Board of Directors and our former chief executive officer, Mr. Dov Zeelim, were each entitled to a bonus of 2.5% of the annual consolidated operating income, in excess of $500,000. In the years ended December 31, 2007, 2006 and 2005, we paid to Messrs. Ostersetzer and Zeelim in the aggregate approximately $462,035, $517,730 and $292,298, respectively, which amounts were divided equally between them.

          Ta-Top, a former major shareholder, provided us with management and consulting services in consideration for the lesser of: (i) 3% of the consolidated operating income in excess of $500,000, or (ii) $250,000 per year. In the years ended December 31,2007, 2006 and 2005, we paid Ta-Top $250,000, $250,000 and $175,379, respectively, for such services. The agreement was terminated by the parties as of December 31, 2007.

          TAT Industries, our parent company, and we are reporting to the Value Added Tax Authorities on a consolidated basis. The balance with TAT Industries as of December 31, 2007, at the amount of $ 576,000 mainly consists of Value Added Tax refund, is linked to the Israeli Consumer Price Index.

Other Relationships

          Mr. Israel Ofen, Executive Vice President and our Chief Financial Officer, also serves as the general manager of TAT Industries.

          Mr. Giora Inbar, the Chairman of our Board of Directors, Mr. Shmuel Fledel, our Chief Executive Officer, Dr. Avraham Ortal, a member of our board of directors, and Mr. Israel Ofen, Executive Vice President and our Chief Financial Officer, also serve on the board of directors of Limco-Piedmont.

C.	Interests of Experts and Counsel

          Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

          See the consolidated financial statements, including the notes thereto, included in Item 18.

Legal Proceedings

          We are not presently involved in any material legal proceedings. However during the ordinary course of business, we are, from time to time, threatened with, or may become a party to legal actions and other proceedings.

Dividend Distribution Policy

          We paid annual dividends of $0.25, $1.18, $0.18, $0.20 and $0.40 per ordinary share in 2003, 2004, 2005, 2006 and 2007, respectively. Although we paid dividends on an annual basis during the last five fiscal years, we do not currently have a dividend distribution policy and our past practice should not be relied upon as an indication of our future practice. Future dividend distributions are subject to the discretion of our board of directors and will depend on a number of factors, including our operating results, future capital resources available for distribution, capital requirements, financial condition, the tax implications of dividend distributions on our income, future prospects and any other factors our board of directors may deem relevant.

          According to the Israeli Companies Law, a company may distribute dividends out of its profits (as defined by the Israeli Companies Law) provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deducting previous distributions that were not deducted from the surpluses. In the event cash dividends are declared, such dividends will be paid in NIS.

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

Annual Stock Information

          The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market and the TASE:

	NASDAQ Capital Market		Tel Aviv Stock Exchange

	High	Low	High		Low

Fiscal Year Ended December 31, 2003	$8.00	$2.06		–		–
Fiscal Year Ended December 31, 2004	9.80	6.21		–		–
Fiscal Year Ended December 31, 2005	9.35	5.25	NIS	35.50	NIS	29.70
Fiscal Year Ended December 31, 2006	19.52	5.92		82.10		30.25
Fiscal Year Ended December 31, 2007	28.18	11.37		116.70		47.68

Quarterly Stock Information

          The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market and the TASE:

	NASDAQ Capital Market		Tel Aviv Stock Exchange

	High	Low	High		Low

2006
First Quarter	$7.00	$5.92	NIS	32.79	NI	30.40
Second Quarter	9.71	6.32		44.95		30.25
Third Quarter	13.80	7.55		53.16		37.09
Fourth Quarter	19.52	11.22		82.10		48.19

2007
First Quarter	28.18	16.60		116.70		70.94
Second Quarter	21.93	15.60		91.11		62.74
Third Quarter	21.95	11.37		94.82		47.68
Fourth Quarter	16.10	13.13		64.24		50.01

2008
First Quarter	13.51	7.30		53.00		26.01

Monthly Stock Information

          The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market and the TASE:

	NASDAQ Capital Market		Tel Aviv Stock Exchange

	High	Low	High		Low

December 2007	$15.50	$13.13	NIS	60.80	NIS	50.01
January 2008	13.51	8.86		53.00		33.96
February 2008	9.64	8.63		36.50		31.14
March 2008	9.85	7.30		33.19		26.01
April 2008	9.49	8.13		34.94		29.16
May 2008	8.85	7.70		31.66		25.32

B.	Plan of Distribution

          Not applicable.

C.	Markets

          Our ordinary shares traded on the NASDAQ Global Market (then known as the NASDAQ National Market) under the symbol “TATTF” from March 1987 until July 1998, when the listing of such shares was transferred to the NASDAQ Capital Market. On August 16, 2005, we listed our shares for trade on the TASE as a dual listed company.

D.	Selling Shareholders

          Not applicable.

E.	Dilution

          Not applicable.

F.	Expense of the Issue

          Not applicable.

Item 10.	Additional Information

A.	Share Capital

          Not applicable.

B.	Memorandum and Articles of Association

          Set out below is a description of certain provisions of our Memorandum of Association, Articles of Association and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum of Association and Articles of Association, which are incorporated by reference as exhibits to this Annual Report, and to Israeli law.

Purposes and Objects of the Company

          We are a public company registered with the Israeli Companies Registry and have been assigned company number 52-0035791. Section 2 of our memorandum of association provides that we were established for the purpose of engaging in the business of providing services of planning, development, consultation and instruction in the electronics field. In addition, the purpose of our company is to perform various corporate activities permissible under Israeli law.

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

          The rights attached to the ordinary shares are as follows:

          Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. See Item 8.A. “Financial Information – Consolidated and Other Financial Information – Dividend Distribution Policy.” If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

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

          Pursuant to our articles of association, our directors (other than outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. For information regarding the election of outside directors, see Item 6C. “Directors, Senior Management and Employees – Board Practices – Election of Directors.”

          Rights to share in our company’s profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See Item 10B. “Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Dividend Rights.”

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

Disclosure of Shareholders Ownership

          The Israeli Securities Law, 5728-1968 and regulations promulgated thereunder contain various provisions regarding the ownership threshold above which shareholders must disclose their share ownership. However, these provisions do not apply to companies, such as ours, whose shares are publicly traded in Israel as well on the NASDAQ Capital Market. We are required pursuant to the Israeli Securities Law and the regulations promulgated thereunder to submit to the Israeli Companies Registrar, the Israeli Securities Authority and the TASE, among other things, all information that we receive from our shareholders regarding their shareholdings in our company, provided that such information was published or is required to be published under applicable foreign law.

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

          On June 15, 2004, we entered into a management agreement under which we engaged FIMI, our former major shareholder, to provide us with certain management services to us in exchange for annual payments equal to 3% of our operating profit exceeding $500,000; provided, however, that in no event will the total management fees in any given year exceed $250,000. The management agreement was approved by our shareholders on August 10, 2004. The management agreement was terminated by the parties in December 2007.

          On July 7, 2005, our subsidiary Limo-Piedmont acquired Piedmont, a company engaged in the repair and overhaul of various aircraft accessories. Under the terms of the acquisition, Limo-Piedmont paid $20.2 million for Piedmont, which included the assumption of its outstanding indebtedness and other liabilities.

          On March 27, 2008, we entered into an agreement with Bental Investments to purchase from it 27% of the outstanding shares of Bental Industries, an Israeli company that specializes in innovative motion technologies for military and aviation and a leading supplier in its field to Israel’s defense industries. In consideration for such ownership interest, we agreed to pay $3,375,000 upon consummation of the transaction. In addition, Bental Investments agreed to grant us a call option to purchase an additional 18% of the outstanding shares of Bental Industries held by it, in up to four installments, in consideration of $2,250,000. The consideration for the option shares will bear interest of 2% per annum. The call option will be valid for a period of four years commencing as of January 1, 2009. We agreed to grant to Bental Investments a put option in the amount of $2,137,500, valid for a period of two years as of January 1, 2011. We agreed that for the foregoing amounts, the exchange rate of the U.S. dollar to the NIS will range between $1=NIS 3.70-3.95. If the exchange rate is less than NIS 3.70, then the foregoing amounts will be increased proportionately, if the rate is more than NIS 3.95 then the amounts will be decreased proportionately and if the exchange rate is within the above range, the amounts will remain in tact. In the event that during the three year period following the closing of the transaction we consummate an “exit,” as such term is defined in the agreement, Bental Investments will be entitled to additional consideration for the shares and call option shares (if purchased) equal to a certain percentage of the difference between the price per share that we paid for such shares and the price per share paid in the exit transaction (30% if the exit is within one year of the closing, 20% if the exit is within two years of the closing and 10% if the exit is within three years of the closing).

          On April 15, 2008, we entered into an agreement to purchase an additional 10% of the outstanding shares of Bental from Mivtach in consideration for $1,225,000. We agreed that the exchange rate of the dollar to the NIS will range between $1=NIS 3.70-3.95, as described above. The foregoing transactions with Bental Investments and Mivtach were consummated on May 21, 2008.

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

General Corporate Tax Structure

          Israeli companies were generally subject to corporate tax at the rate of 29% in 2007, which was reduced to 27% in 2008, and will be further reduced to 26% in 2009 and 25% in 2010 and thereafter. However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise, as discussed below.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

          We have one capital investment program that has been granted “approved enterprise” status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, and one program that qualifies as a “beneficiary enterprise” pursuant to an amendment to the Investment Law that came into effect on April 1, 2005.

          Prior to the April 2005 amendment, the Investment Law provided that capital investments in a production facility (or other eligible assets) may be designated as an approved enterprise upon prior approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor, or the Investment Center. Each certificate of approval for an approved enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

          On April 1, 2005, an amendment to the Investment Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a beneficiary enterprise (rather than the previous terminology of approved enterprise). Among other things, the April 2005 amendment provides tax benefits to both local and foreign investors. Companies that meet the specified criteria will receive the tax benefits without need for prior approval and instead, a company may claim the tax benefits offered by the Investment Law directly in its tax returns.

          The period of tax benefits for a new beneficiary enterprise commences in the year that is the later of: (i) the year in which taxable income is first generated by a company, or (ii) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law. The amendment does not apply to investment programs approved prior to December 31, 2004 and applies only to new investment programs. We began to generate income under the provision of the new amendment as of the beginning of 2006.

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

          The tax benefits relate only to taxable income attributable to the specific approved enterprise and/or beneficiary enterprise. To the extent we have more than one approved enterprise and/or beneficiary enterprise or only a portion of our capital investments are derived from approved or beneficiary enterprises, our effective tax rate will be the result of a weighted combination of the applicable rates.

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

          The benefits available to an approved enterprise and beneficiary enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and, for an approved enterprise, the conditions contained in the certificate of approval from the Investment Center. If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that our approved enterprise and beneficiary enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

          We have derived, and expect to continue to derive, a substantial portion of our operating income from our approved enterprise and beneficiary enterprise facilities. We are therefore eligible for a tax exemption for a limited period on undistributed approved enterprise and beneficiary enterprise income, and an additional subsequent period of reduced corporate tax rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares. The tax benefits attributable to our current approved enterprise and beneficiary enterprise are scheduled to expire in phases between 2009 and 2017. We intend to reinvest the entire amount of our tax-exempt income and not to distribute this income as a dividend.

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

Special Provisions Relating to Taxation under Inflationary Conditions

          The Income Tax Law (Inflationary Adjustments), 1985, referred to as the Inflationary Adjustments Law, which attempts to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex.

          On February 26, 2008, the Israeli Parliament (the Knesset) enacted the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Effective Period), 2008, which we refer to as the Inflationary Adjustments Amendment. In accordance with the Inflationary Adjustments Amendment, the effective period of the Inflationary Adjustments Law will cease at the end of the 2007 tax year and as of the 2008 tax year the provisions of the law shall no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations. In accordance with the Inflationary Adjustments Amendment, commencing the 2008 tax year, income for tax purposes will no longer be adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses will no longer be linked to the Israeli consumer price index.

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

Taxation of Non-Israeli Shareholders

          Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the rates applicable to Israeli residents, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

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

Capital gains taxes applicable to non-Israeli shareholders

          Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation, provided that the capital gain is not derived from a permanent establishment in Israel. In addition, the U.S.-Israel tax treaty exempts U.S. residents who hold less than 10% of our voting rights, and who held less than 10% of our voting rights during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale.

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

          As an alternative to making a QEF election, a U.S. Holder of passive foreign investment company stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a passive foreign investment company by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the passive foreign investment company stock and the U.S. Holder’s adjusted tax basis in the passive foreign investment company stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark to market election is made, are generally treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in its income with respect to such ordinary shares in prior years). However, gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a passive foreign investment company, will be capital gain or loss. The mark-to-market election is available for so long as our ordinary shares constitute “marketable stock,” which includes stock of a passive foreign investment company that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national securities exchange that is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the Securities Exchange Act of 1934. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We believe that The NASDAQ Capital Market will constitute a qualified exchange or other market for this purpose. However, we can not be certain that our ordinary shares will continue to trade on The NASDAQ Capital Market or that the ordinary shares will be regularly traded for this purpose.

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

Effects of Changes in Interest Rates

          We pay interest on our long-term loans facilities at a rate per annum equal to 1%-1.14% in excess of the Libor Rate. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities.

Effects of Currency Exchange Fluctuations

          Our financial statements are stated in dollars, while a portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. As a result, our operations may be affected by fluctuations of the U.S. dollar/NIS exchange rate. The NIS value of our U.S. dollar revenues are adversely affected by the appreciation of the NIS against the U.S. dollar. In 2006 and 2007, the NIS appreciated against the U.S. dollar by 8.2% and 9.0%, respectively. We estimate that a devaluation of 1% of the U.S. dollar against the NIS would result in a decrease of approximately $150,000 in our operating income.

Item 12.	Description of Securities Other than Equity Securities

          Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

          None.

Item 14.	Material Modifications to the Rights of Security Holders

          None.

Item 15.	Controls and Procedures

          Not applicable.

Item 15T.	Controls and Procedures

Disclosure Controls and Procedures

          We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

          Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2007, our internal control over financial reporting is effective. A subsidiary of ours is currently conducting an investigation of possible fraud occurring during the first half of 2007 by one of its former executive officers. If such fraud did occur, we believe that it was not in amounts material to this subsidiary or us.

          This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

          There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

          Our board of directors has determined that each of Rami Daniel and Michael Shevi, our outside directors under Israeli law, both of whom also qualify as independent directors, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of the relevant experience of Rami Daniel and Michael Shevi, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management.”

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

	Year Ended December 31,

Services Rendered	2007	2006

Audit (1)	$365,489	$270,000
Audit-related (2)	27,500	3,000
Tax (3)	6,015	22,000
Other (4)	–	12,000

Total	$399,004	$307,000

(1)

Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit and reviews of our quarterly financial results, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings. In 2007 and 2006, $173,124 and $12,800, respectively, of the audit fees relate to services provided in connection with the initial public offering of Limco-Piedmont in July 2007.

(2)	Audit related fees in 2006 relate to due diligence and attestation services.
(3)	Tax fees relate to professional services rendered for tax compliance and tax advice. These services include assistance regarding international and Israeli taxation.
(4)	Other fees in 2006 relate to services provided in connection with the Piedmont acquisition in July 2005.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committee

          Not Applicable.

Item 16E.	Purchase of Equity Securities By The Issuer and Affiliated Purchasers

          Neither we, nor any “affiliated purchaser” of our company, purchased any of our securities during 2007.

PART III

Item 17.	Financial Statements

          We have elected to furnish financial statements and related information specified in Item 18.

Item 18.	Financial Statements

Consolidated Financial Statements

Index to Financial Statements	F-1

Reports of Independent Registered Public Accounting Firms	F-2 - F-3

Consolidated Balance Sheets	F-4 - F-5

Consolidated Statements of Income	F-6

Consolidated Statements of Changes in Shareholders’ Equity	F-7

Consolidated Statements of Cash Flows	F-8 - F-9

Notes to Consolidated Financial Statements	F-10 - F-47

Item 19.	Exhibits

The following exhibits are filed as a part of this Annual Report:

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (1)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	Registrant’s 1999 Stock Purchase Plan (2)

4.2	Agreement dated February 10, 2000, by and between the Registrant and TAT Industries Ltd. (English summary translation) (2)

4.3	Form of Loan Agreements by and between the Registrant and Bank Leumi L’Israel (3)

4.4	Loan Agreement dated as of July 6, 2005, by and between Limco-Airepair Inc. and Bank Leumi USA (3)

4.5	Amendment to the Loan Agreement dated as of October 1, 2005, by and between Limco-Airepair Inc. and Bank Leumi USA (3)

4.6	Membership Interest Purchase Agreement dated May 24, 2005, by and among Limco-Airepair Inc. and Claude L. Butler, Thomas W. Ferrell, Paul R. Hilliard and Jim Taylor (3)

4.7	Amendment to Membership Interest Purchase Agreement dated May 24, 2005, by and among Limco-Airepair Inc. and Claude L. Butler, Thomas W. Ferrell, Paul R. Hilliard and Jim Taylor (3)

4.8	English translation of Share Sales Agreement, dated March 27, 2008, by and between the Registrant and Bental Investments Cooperative Agricultures Society Ltd.

4.9	English translation of Shareholders’ Agreement, dated May 21, 2008, by and between the Registrant, Tat Industries Ltd. and Bental Investments Cooperative Agricultures Society Ltd.

4.10

English translation of Amendment to the Share Sales and Options Agreement and the Shareholders’ Agreement, dated May 21, 2008, by and between the Registrant, Tat Industries Ltd. and Bental Investments Cooperative Agricultures Society Ltd.

4.11	English translation of Share Sales Agreement dated April 15, 2008, by and between the Registrant and Mivtach Shamir Investments (1993) Ltd.

8	List of Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1992, and incorporated herein by reference.

(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1999, and incorporated herein by reference.

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

F – 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
TAT Technologies Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. and Subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of TAT Technologies Ltd. and Subsidiaries as of December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Virchow, Krause & Company, LLP Virchow, Krause & Company, LLP An independent member of Baker Tilly International

Minneapolis, Minnesota
June 30, 2008

F – 2

▪	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	▪	Phone: 972-3-6232525 Fax: 972-3-5622555

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

/s/Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 25, 2006	A Member of Ernst & Young Global

F – 3

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2007	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,114	$5,762
Short-term deposit	-	1,533
Short-term investments (Note 2e)	28,806	-
Accounts receivable (net of allowance for doubtful accounts of $155 and $280 at December 31, 2007 and 2006, respectively)	14,679	13,569
Other accounts receivable and prepaid expenses	3,471	2,185
TAT Industries Ltd. current account (Note 7)	576	-
Inventories (Note 3)	28,189	24,928

Total current assets	90,835	47,977

LONG-TERM ASSETS:

Funds in respect of employee right upon retirement	4,156	3,625

Property, plant and equipment, net (Note 4)	11,927	7,235

Intangible assets, net (Note 5)	1,709	2,183

Goodwill	4,780	4,923

Other assets	-	294

Total assets	$113,407	$66,237

The accompanying notes are an integral part of the consolidated financial statements.

F – 4

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2007	2006

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans (Note 8)	$-	$4,000
Accounts payable	7,067	8,030
TAT Industries Ltd. current account (Note 7)	-	220
Other accounts payable and accrued expenses (Note 6)	4,310	5,984

Total current liabilities	11,377	18,234

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities (Note 8)	-	4,000
Liability in respect of employee rights upon retirement	4,175	3,676
Long-term deferred tax liability	581	607

Total long-term liabilities	4,756	8,283

Minority interest	24,481	-

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS’ EQUITY:
Share capital (Note 10) -
Ordinary shares of NIS 0.9 par value – Authorized: 10,000,000 shares at December 31, 2007 and 2006; Issued and outstanding: 6,542,671 shares and 6,042,671 shares at December 31, 2007 and 2006, respectively	2,201	2,094
Additional paid-in capital	39,308	35,704
Retained earnings	31,284	1,922

Total shareholders’ equity	72,793	39,720

Total liabilities and shareholders’ equity	$113,407	$66,237

The accompanying notes are an integral part of the consolidated financial statements.

June 30, 2008	/s/ Giora Inbar	/s/ Shmuel Fledel	/s/ Israel Ofen

Date of approval of the financial statements	Giora Inbar Chairman of the Board of Directors	Shmuel Fledel President and Chief Executive Officer	Israel Ofen Executive Vice President and Chief Financial Officer

F – 5

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S dollars in thousands (except share and per share data)

	Year ended December 31,

	2007	2006	2005

Revenues (Note 13):
Sale of products	$39,312	$33,709	$21,460
Services and other	49,392	43,824	27,733

	88,704	77,533	49,193
Cost of revenues:
Sale of products	30,002	25,425	14,078
Services and other	35,205	32,214	21,514

	65,207	57,639	35,592

Gross profit	23,497	19,894	13,601

Operating expenses:
Research and development costs	-	-	72
Selling and marketing expenses	3,719	3,466	2,495
General and administrative expenses	10,995	6,710	5,138

	14,714	10,176	7,705

Operating income	8,783	9,718	5,896
Financial income (expenses) (Note 14a)	701	(464)	(441)
Other income, net (Note 14b)	26,478	59	210

Income before income taxes	35,962	9,313	5,665
Income taxes (Note 12)	3,212	3,247	2,136

Income after income taxes	32,750	6,066	3,529

Minority interest income	771	-	-

Net income	$31,979	$6,066	$3,529

Basic net income per share (Note 11)	$5.041	$1.004	$0.584

Diluted net income per share (Note 11)	$4.990	$0.984	$0.580

Weighted average number of shares - basic	6,344,041	6,042,671	6,042,671

Weighted average number of shares - diluted	6,407,504	6,163,025	6,086,716

The accompanying notes are an integral part of the consolidated financial statements.

F – 6

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

				Accumulated other comprehensive income (loss)	Retained earnings (Accumulated deficit)
	Share capital		Additional paid-in capital			Total comprehensive income	Total shareholders’ equity

	Number	Amount

Balance as of January 1, 2005	6,042,671	$2,094	$35,704	$106	$(5,378)		$32,526
Comprehensive income:
Net income	-	-	-	-	3,529	$3,529	3,529
Unrealized gain on available-for-sale securities net of reclassification adjustments for gain realized	-	-	-	(107)	-	(107)	(107)
Cash dividends	-	-	-	-	(1,087)	-	(1,087)

Total comprehensive income						$3,422

Balance as of December 31, 2005	6,042,671	2,094	35,704	(1)	(2,936)		34,861
Comprehensive income:
Net income	-	-	-	-	6,066	$6,066	6,066
Unrealized gain on available-for-sale securities net of reclassification adjustments for gain realized	-	-	-	1	-	1	1
Cash dividends	-	-	-	-	(1,208)	-	(1,208)

Total comprehensive income						$6,067

Balance as of December 31, 2006	6,042,671	2,094	35,704	-	1,922		39,720
Comprehensive income:
Issuance of shares	500,000	107	3,363	-	-	-	3,470
Share based compensation expense	-	-	241	-	-	-	241
Net income	-	-	-	-	31,979	$31,979	31,979
Cash dividends	-	-	-	-	(2,617)	-	(2,617)

Total comprehensive income						$31,979

Balance as of December 31, 2007	6,542,671	$2,201	$39,308	$-	$31,284		$72,793

The accompanying notes are an integral part of the consolidated financial statements.

F – 7

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2007	2006	2005

Cash flows from operating activities:

Net income	$31,979	$6,066	$3,529
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,031	1,815	1,427
Gain on sale of property and equipment	(43)	(21)	(22)
Impairment of goodwill	143	-	-
Provision for doubtful debts	(125)	(116)	159
Minority share in subsidiary, net income	771	-	-
Profit from partial realization of investment in subsidiary company	(26,375)	-	-
Share based compensation expense	241	-	-
Share based compensation expense (minority interest)	149	-	-
Termination of long-term deferred financing cost	-	149	-
Changes in assets and liabilities:
Deferred income taxes, net	(321)	88	(233)
(Increase) decrease in accounts receivable	(985)	(2,598)	903
(Increase) decrease in other accounts receivable and prepaid expenses	(807)	(756)	469
Increase in inventories	(3,261)	(2,460)	(1,358)
(Decrease) increase in accounts payable	(963)	2,579	(984)
(Decrease) increase in other accounts payable and accrued expenses	(1,564)	510	445
Accrued severance pay, net	(32)	(65)	(75)

Net cash provided by operating activities	804	5,153	4,140

Cash flows used in investing activities:

Proceeds from partial realization of investment in subsidiary company	8,726	-	-
Proceeds from sale of short-term investments	8,028	1,610	2,146
Purchase of short-term investments	(36,800)	(1,249)	(889)
Proceeds from sale of property and equipment	97	68	56
Change in short-term deposits, net	1,533	(1,018)	(515)
Purchase of property and equipment	(6,303)	(1,694)	(1,072)
Cash and cash equivalents used in the acquisition of a subsidiary (2)	-	-	(5,237)

Net cash used in investing activities	(24,719)	(2,283)	(5,511)

The accompanying notes are an integral part of the consolidated financial statements.

F – 8

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2007	2006	2005

Cash flows provided by financing activities:

Repayments of long-term loans	(8,000)	(3,000)	(9,667)
Proceeds from long-term loans	-	-	12,000
Payment of cash dividend	(2,617)	(1,208)	(1,087)
Parent company - current account	(796)	117	30
Proceeds from exercise of warrants	3,470
Sale of shares by subsidiary company	41,210	-	-

Net cash provided by (used in) financing activities	33,267	(4,091)	1,276

Increase (decrease) in cash and cash equivalents	9,352	(1,221)	(95)
Cash and cash equivalents at the beginning of the year	5,762	6,983	7,078

Cash and cash equivalents at the end of the year	$15,114	$5,762	$6,983

(1) Supplemental disclosure of cash activities:

Cash paid during the year for:
Interest	$854	$752	$150

Income taxes	$4,059	$4,285	$1,993

(2) Cash and cash equivalents from the acquisition of a subsidiary (see also Note 1):

Net fair value of the assets acquired and liabilities assumed at acquisition date was as follows:

Working capital, net (excluding cash and cash equivalents)	$-	$(443)	$3,600
Property and equipment	-	-	(1,173)
Existing customer relationship	-	-	(1,937)
Trade name	-	-	(128)
Certificates	-	-	(76)
Lease at below-market prices	-	-	(97)
Non-compete agreements	-	-	(653)
Consulting services agreements	-	-	(6)
Workforce in place	-	-	(803)
Goodwill	-	443	(3,964)

	$-	$-	$(5,237)

The accompanying notes are an integral part of the consolidated financial statements.

F – 9

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1 –	GENERAL

	a.	TAT Technologies Ltd., an Israeli corporation, together with its U.S. subsidiaries (“the Company”), is principally engaged in the following activities:

		•	manufacture and sale of a broad range of heat transfer equipment

		•	remanufacture, overhaul and repair of heat transfer equipment

		•	maintenance, repair and overhaul of auxiliary power units, propellers, landing gears and related components

		•	design, development and manufacture of aviation accessories including fuel components, secondary power systems, and various instrumentation and electronic assemblies.

		•	long-term service contracts for the maintenance and overhaul of certain airplane parts and equipment.

The products developed, repaired, and maintained by the Company are primarily used on commercial and military aircrafts. The principal markets of the Company are Israel, Europe and the United States.

The Company parent company is TAT Industries Ltd., an Israeli corporation whose shares are listed on the Tel-Aviv Stock Exchange (“TAT” or “the parent company”). TAT holds 47.75% out of the Company’s shares, as of December 31, 2007.

	b.	The Company’s shares are listed on the NASDAQ and Tel-Aviv stock exchanges.

c.

The Company owns 61.68% of a U.S. subsidiary: Limco-Piedmont Inc., who completed an initial public offering (“IPO”) of its shares on July 18, 2007, and registered its shares for trade in the NASDAQ Global Market. Pursuant to the completion of the IPO, the Company recognized a gain of $26,375, before taxes of $1,206, resulted from sale of 855,000 shares previously held by it for net proceeds of approximately $8.7 million and the sale of 4,205,000 newly issued shares by Limco-Piedmont Inc. Prior to the IPO, the Company owned 100% of Limco-Piedmont, Inc.

Limco-Piedmont Inc. conducts its operations through two wholly-owned subsidiary companies: Limco-Airepair Inc. (“Limco”), and Piedmont Aviation Component Services LLC (“Piedmont”). On February 28, 2007, the Company established a new Delaware corporation: Limco-Piedmont Inc. and Limco established a new Delaware corporation: Limco Airepair Inc. (Limco Delaware). On March 2, 2007, all assets, except Limco’s membership interest in Piedmont Aviation Component Services, LLC, and all liabilities were assumed by Limco Delaware. On March 5, 2007 Limco merged with Limco-Piedmont Inc. As part of the merger, the Company received 9,000,000 shares of Limco-Piedmont Inc. for its 37,500 shares of Limco.

F – 10

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1 –	GENERAL (Cont.)
	d.	Acquisition of Piedmont Aviation Component, LLC.

On July 6, 2005, the Company entered into a membership interest purchase agreement pursuant to the terms of which the Company, through its subsidiary Limco, acquired 100% of the membership interest in Piedmont for cash and assumption of debt for an aggregate purchase price of $20,227.

Piedmont Aviation Component Services, LLC was established in August 2002, as a limited liability company under the law of the State of North Carolina. Piedmont is primarily engaged in the business of maintenance, repair and overhaul of auxiliary power units(“APU”), propellers and landing gear for aviation customers located throughout the world. Piedmont also distributes aviation parts to its customers.

The purchase price of the acquired company, as of the acquisition date, consisted of cash payment, the fair value related to non compete agreements with the former owners, the assumed liabilities and acquisition related costs as provided in the table below:

Cash payment to the seller	$5,290
Liability with respect of non-compete agreements	653
Transaction cost	54
Debt assumed	8,667
Other current liabilities assumed	5,563

Total consideration	$20,227

The non-compete agreements with the former owners are payable monthly in the amount of $19, over 36 months from the date of acquisition.

The acquisition has been accounted for using the purchase method of accounting as determined in Statement of Financial Accounting Standards (“SFAS”) No. 141 - Business Combinations, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition.

F – 11

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1 –	GENERAL (Cont.)

The Company has allocated the total cost of the acquisition, as follows:

July 6, 2005

Assets:

Current assets	$11,291
Property and equipment	1,173
Other non-current assets	99

Intangible Assets:

Goodwill	4,767
Customer relationships	1,937
Non-compete agreements	653
Trade name	128
Certificates	76
Lease at below market rates	97
Consulting service agreements	6

Total assets acquired	20,227

Liabilities assumed:

Current liabilities	(14,230)

Net assets acquired	$5,997

Piedmont’s customer relationships, non-compete agreement, trade name, certificates, lease at below market rates and consulting service agreement have been valued using the Income Approach on the basis of the present value of cash flows attributable to the asset over the expected future life of 10 years, 3 years, 10 years, 7 years, 2.5 years and 0.3 years, respectively.

The amounts allocated to intangible assets other than goodwill, are amortized on a straight-line basis over a weighted average amortization period of 8.07 years, ranging between 0.3 to 10 years (see also Note 2i and Note 5). The intangible assets and goodwill were assigned to the MRO services segment.

F – 12

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1 –	GENERAL (Cont.)

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

Year ended December 31, 2005

Net revenues	$65,159

Net income	$2,986

Basic net earnings per share	$0.578

Diluted net earnings per share	$0.537

The unaudited pro forma condensed consolidated results are not necessarily indicative of results that would have occurred had the acquisition occurred as of January 1, 2005, nor do they necessary indicative of the results that may occur in the future.

e.

The Company depends on a limited number of suppliers for some standard and custom designed components for its systems. If such supplier fails to deliver the necessary components, the Company may be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company’s results of operations and cash position.

F – 13

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as appropriate.

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

F – 14

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	e.	Short-term investments:

Short-term investments are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investment in Debt and Equity Securities”. Management determines the classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations as of each balance sheet date. As of December 31, 2007, all marketable securities covered by SFAS No. 115, were designated as available-for-sale. Securities available-for-sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholder’s equity. At December 31, 2007 there were no material differences as book value approximated fair value. Realized gains and losses and declines in market value judged to be other than temporary, of which there were none for the year ended December 31, 2007, are included in other income. Interest and dividends are also included in other income. The Company’s short-term investments consist of auction rate tax-exempt securities and corporate and government bonds with maturities with one to four years. The Company’s investments in corporate and government bonds, have maturities past one year, however, the Company classifies these investments as available-for-sale and therefore has classified them as short-term securities. Should management determine that these securities were to be held longer than one year then they would be classified as long-term securities.

Auction rate securities are variable rate debt securities. While the underlying security has a long-term nominal maturity, the interest rate is reset through auctions that are typically held every 7, 28, or 35 days. The securities trade at par and are callable at par on any interest payment date at the option of the issuer. Interest is paid at the end of each auction period. The Company classified these securities as short-term because it intends to liquidate them as the need for working capital arises in the ordinary course of business and is able to liquidate them or roll them over to the next reset period. During the first three months of 2008 the Company determined to liquidate its holdings of variable rate debt securities and in January and February 2008 it sold approximately 90% of its auction rate tax-exempt securities portfolio and reinvested the proceeds in high-grade corporate debt, governmental debt instruments and money market funds. The remaining 10% will be liquidated as the market allows. Subsequent to the first quarter of 2008 end approximately $475 of auction rate securities were liquidated and $3,000 remains invested in these securities. The remaining balance is secured by a fixed income investment in Oklahoma state governmental bonds.

F – 15

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	f.	Accounts receivable:

The Company’s accounts receivable balances are due from companies primarily in the airline and defense industries. Credit is extended based on evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable from sales of services are typically due from customers within 30 days and accounts receivable from sales of licenses are due over terms ranging from 30 days to twelve months. Accounts receivable balances are stated at amounts due from customer net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payments terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

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

F – 16

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	h.	Property, plant and equipment:

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

Expenditures for maintenance and repairs are charged to expense as incurred, while renewals and betterments of a permanent nature are capitalized.

i.	Intangible assets:

In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”, intangible assets subject to amortization are amortized over their useful life, using the straight line method of amortization.

The following is the expected useful life of the Company’s intangible assets:

Years

Technology	6
Non-Compete agreements	3
Lease at below market prices	2.5
Existing costumer relationship	10
Consulting services agreement	0.3
Trade name	10
Certificates	7
Deferred finance cost	term of the loan

Amortization expenses amounted to $474, $477 and $237 for the years ended December 31, 2007, 2006 and 2005, respectively.

F – 17

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	j.	Impairment of long-lived assets:

The Company’s long-lived assets (except goodwill - see k below) are reviewed for impairment in accordance with the provisions set fourth in SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2007 and 2006 no impairment losses have been identified.

	k.	Goodwill and other intangible assets:

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

SFAS No. 142 requires goodwill and indefinite lived intangible assets to be tested for impairment at least annually or between annual tests if certain events or indicators of impairments occur. The impairment tests consist of a comparison of the fair value of intangible assets with its carrying amount. If the carrying amount of the intangible assets exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of the reporting unit with its carrying amount.

The Company performed its annual impairment test as of December 31, 2007. The Company determined that it’s operating segments represent it’s three reporting units (see also Note 13a). Based on management projections, expected future discounted operating cash flows and market multiples, $143 has been recognized in cost of goods sold, related to impairment of goodwill arising from acquisition of certain air-conditioning operations during 1999.

F – 18

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	l.	Revenue recognition:

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

F – 19

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	n.	Warranty costs:

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

Income taxes are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This statement prescribes the use of the liability method, whereby deferred tax assets and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and for tax loss carryforwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, see Note 12j.

Results for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (“CPI”). As explained in b above, the consolidated financial statements are presented in U.S. dollars. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the differences resulting from changes in exchange rate and indexing for tax purposes. As for the effect of the adoption of FIN 48, during the first quarter of 2007, see Note 2v5.

F – 20

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities and accounts receivable.

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

The Company’s accounts receivable are derived mainly from sales to customers in the United States, Israel and Europe. The Company generally does not require collateral, however, in certain circumstances; the Company may require letters of credit. Management believes that credit risks relating to accounts receivable are minimal since the Company’s customers are financially sound. The Company performs ongoing credit evaluation of their customers’ financial condition. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

The allowance for doubtful accounts (income) expenses for the years ended December 31, 2007, 2006 and 2005, was ($125), ($116) and $44, respectively.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

F – 21

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Severance pay:

The Company’s severance pay for its Israeli employees is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The liability is presented on the undiscounted basis. The Company records an expense for the net increase in its severance liability. The Company’s liability for all of its Israeli employees is fully covered for by monthly deposits with severance pay funds, insurance policies, Mivtahim Social Insurance Institution Ltd. (“Mivtahim”) and by an accrual.

The liability covered by deposits with Mivtahim is irrevocably transferred to Mivtahim. Accordingly, neither the amounts accumulated with Mivtahim, nor the corresponding liabilities for severance pay are reflected in the balance sheet.

The value of the policies and the related liability, other than the value of Mivtahim policies, is included in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

Severance expense was $408, $293 and $312 for the years ended December 31, 2007, 2006 and 2005, respectively.

Limco-Piedmont Inc. sponsors a 401(K) profit sharing plan covering substantially all of its employees. The plan permits the employer to contribute a discretionary amount for a plan year, which the employer designates as qualified non-elective contribution. Contributions to plan by the Company were $155, $176 and $63 for the years ended December 31, 2007, 2006 and 2005, respectively.

s.	Fair value of financial instruments:

SFAS No. 107 “Disclosures about Fair Value of Financial Instruments” requires disclosure of the estimated fair value of an entity’s financial instruments. Such disclosures, which pertain to the Company’s financial instruments, do not purport to represent the aggregate net fair value of the Company. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximated fair value because of the short maturity of those instruments.

F – 22

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The fair values of long-term liabilities were estimated by discounting the future cash flows, using the rate currently available for liabilities of similar terms and maturity. The carrying amount of the Company’s long-term liabilities approximates their fair value.

t.	Basic and diluted net income per share:

Basic net income per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net income per share includes the effect of stock option warrants outstanding during the year all, in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”), using the treasury stock method.

The weighted average number of outstanding options excluded from the calculations of diluted net earnings per share, due to their anti dilutive effect, was 0 for the years ended December 31, 2007 and 2006 and 500,000 for the year ended December 31, 2005.

F – 23

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Registration Right Agreement

Limco-Piedmont Inc. granted the Company the right to require registration for resale of the shares of common stock the Company holds in Limco-Piedmont Inc. under the Securities Act of 1933, as amended. The Company may sell all or some of the shares of the subsidiary’s common stock that it owns or distribute those shares to its shareholders. Pursuant to FSP EITF 00-19-2, “Accounting for Registration Payment Arrangements” (“FSP”), which addresses an issuer’s accounting for registration payment arrangements, Limco-Piedmont Inc. concluded that no obligation should be recorded related to the registration rights.

v.	Impact of recently issued Accounting Standards:

1.

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

2.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS 157. Among other requirements, SFAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective beginning the first fiscal year that begins after November 15, 2007. The Company adopted SFAS 157 subsequent to December 31, 2007 but it did not have any effect of the Company’s financial position and results of operations.

F – 24

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS No. 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, to recognize changes in that funded status in the year in which the changes occur through comprehensive income as well as prescribing additional disclosure requirements. The provisions of this statement are effective for all other companies in fiscal years ending after June 15, 2007. In addition, a company must now measure the fair value of its plan assets and benefit obligations as of the date of its year-end balance sheet. A company is no longer permitted to measure the funded status of its plan by being able to choose a measurement date up to three months prior to year end. This provision within the Standards is effective for all companies in fiscal years ending after December 15, 2008. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its financial statements.

4.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). This Statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Statement’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company adopted SFAS 159 subsequent to December 31, 2007 but it did not have any effect of the Company’s financial position and results of operations.

5.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”, an interpretation of SFAS 109, “Accounting for Income Taxes”. FIN 48 clarifies the accounting for uncertain tax positions. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. The provisions of this interpretation were adopted on January 1, 2007. The Company was required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustment to be recognized as an adjustment to retained earnings.

F – 25

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As a result of adoption of FIN 48, the Company reclassified $147 from income tax payables to unrecognized benefits with no impact to previously recorded retained earnings.

6.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007) “Business Combinations,” a revision of the original “SFAS No. 141”. This statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquirer at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. That replaces the original Statement 141’s cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. The Company is required to adopt the revised SFAS No. 141 on January 1, 2009. The Company is currently evaluating the potential impact of the revised SFAS No. 141 on the Company’s consolidated financial statements.

7.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements” an amendment of ARB No. 51. This statement establishes accounting and reporting standards for noncontrolling interests in subsidiaries and for the deconsolidation of subsidiaries and clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 also required expanded disclosures that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. The Company is required to adopt SFAS No. 160 on January 1, 2009. The Company is currently evaluating the potential impact of this Statement on the Company’s consolidated financial statements.

8.

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities,” an amendment of FASB Statement No. 133, (“SFAS No. 161”). This statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The Company is required to adopt SFAS No. 161 on January 1, 2009. The Company is currently evaluating the potential impact of SFAS No. 161 on the Company’s consolidated financial statements.

F – 26

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 –	INVENTORIES

Inventories are composed of the following:

	December 31,

	2007	2006

Raw materials and components	$5,940	$11,748
Work in progress	15,340	12,311
Spare parts	6,862	795
Finished goods	47	74

	$28,189	$24,928

Raw materials and components, net of reserve for slow moving and obsolete inventories at the amount of $1,768 and $1,644 for the years ended December 31, 2007 and 2006, respectively.

NOTE 4 –	PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,

	2007	2006

Cost:
Land and buildings (1)	$2,812	$2,726
Machinery and equipment	26,038	21,465
Motor vehicles	1,655	1,461
Office furniture and equipment	2,102	836

	32,607	26,488

Less: Accumulated depreciation	20,680	19,253

Depreciated cost	$11,927	$7,235

Depreciation expenses amounted to $1,557, $1,332 and $1,143 for the years ended December 31, 2007, 2006 and 2005, respectively.

(1)

Includes lease rights to land in the amount of $1 under a sub-lease agreement with TAT. The lease period ends in 2020 and includes a renewal option if TAT exercises the option granted by the Israel Land Administration. See also Note 7a.

Registration with the Land Registrant of the transfer of sub-lease rights from TAT to the Company has not yet been finalized due to technical reasons.

F – 27

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5 –	INTANGIBLE ASSETS, NET

	a.	Intangible assets:

	December 31,

	2007	2006

Cost:
Customer relationships	$1,937	$1,937
Lease at below market rates	97	97
Consulting service agreements	6	6
Non-compete agreement	653	653
Trade name	128	128
Certificates	76	76

	2,897	2,897

Accumulated amortization:
Customer relationships	485	291
Lease at below market rates	97	58
Consulting service agreements	6	6
Non-compete agreement	543	326
Trade name	30	17
Certificates	27	16

	1,188	714

Amortized cost	$1,709	$2,183

b.	Based on the intangible assets in service as of December 31, 2007, estimated amortization expense for each of the next five years and thereafter is as follows:

Year ended December 31,	Amortization expenses

2008	$326
2009	217
2010	217
2011	218
2012	212
Thereafter	519

$1,709

F – 28

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6 –	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2007	2006

Employees and payroll accruals	$2,457	$2,876
Government authorities	177	19
Related parties	55	266
Deferred revenue	-	223
Liability with respect to non-compete agreement	145	360
Warranty provision	784	776
Sales rebates	142	184
Accrued royalties	179	378
Other accrued expenses	371	902

	$4,310	$5,984

NOTE 7 –	TRANSACTIONS WITH RELATED PARTIES

a.	Transactions with TAT:

	Year ended December 31,

	2007	2006	2005

Management fees	$50	$50	$50

Other manufacturing costs	$5	$36	$39

Lease expenses (1)	$323	$316	$310

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

During 2005, a revaluation of the lease agreement was prepared by a valuation consultant, determining the annual lease fee as $310.

b.	Balances with related parties:

	December 31,

	2007	2006

TAT - current account (1)	$576	$(220)

(1)

The 2007 balance mainly consists of Value Added Tax refund to be collected by TAT on behalf of the Company, since TAT and the Company are reporting to the Value Added Tax Authorities on a consolidated basis. The amount is linked to the Israeli Consumer Price Index.

F – 29

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 –	TRANSACTIONS WITH RELATED PARTIES (Cont.)

		Year ended December 31,

		2007	2006	2005
c.	Commissions to a company owned by certain shareholders (see Note 9a)	$442	$387	$537

	Management fee (see e below)	$250	$250	$176

	Salaries of principal owners	$533	$489	$500

d.

The former Chairman of the Board of Directors and the former Vice Chairman of the Board of Directors are entitled each to a bonus of 2.5% of the annual consolidated operating income, in excess of $500. Bonus expenses were $462, $518 and $292 in 2007, 2006 and 2005, respectively, and were recorded as part of the general and administrative expenses.

e.

A shareholder of the Company (see Note 10b) provided the Company with management and consulting services in consideration of the lower of: (i) 3% of the consolidated operating income in excess of $500, or (ii) $250. Consulting expenses were $250, $250 and $176 in 2007, 2006 and 2005, respectively, and were recorded a part of the general and administrative expenses. The management and consulting services agreement expired on December 31, 2007, pursuant to the sale by the shareholder of the majority of its holding in the Company, during December 2007.

f.

On December 20, 2007, the Company’s Chairman of the Board of Directors, announced on his resignation from his position, effective January 1, 2008, but he continued his employment, as a consultant to the Company, in accordance with his employment agreement with the Company. On June 12, 2008, subsequent to the balance sheet date, the Company and the former Chairman of the Board of Directors signed an appendix to the employment agreement, according to which the employment relations will be terminated retroactively, as of January 1, 2008, and the Company shall pay the former Chairman of the Board of Directors, a fixed amount of $245 for all the benefits related to his employment.

On May 19, 2008, subsequent to the balance sheet date, the Company’s Chief Executive Officer and Vice Chairman of the Board of Directors, announced on his resignation from his position effective to that date.

F – 30

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8 –	LONG-TERM LOANS

	a.	Terms of the loans:

	Currency	Weighted average interest 2006	December 31, 2006

Long-term loan (1)	U.S. dollar	Libor + 1.3%	$4,000
Long-term loan (2)	U.S. dollar	Libor + 1%	1,000
Long-term loan (2)	U.S. dollar	5.25%	3,000

			8,000
Less - current maturities			(4,000)

			$4,000

(1)	In July 2005, Piedmont signed a loan agreement in the amount of $6,000 with Bank Leumi USA. The loan had an annual interest of Libor + 1.3%.

In each of the years 2006 and 2005, Piedmont repaid $1,000 of the loan amount. The term loan was renewed on July 1, 2007 for 45 days and was repaid from the proceeds of the IPO (see Note 1c), which was completed on July 23, 2007.

(2)

In July 2005, as part of Piedmont’s acquisition, the Company entered into two loan agreements in an aggregate amount of $6,000 to be repaid in three annual installments beginning July 1, 2008. The first loan bears interest of Libor + 1% compounded annually and the second loan bears an annual interest of 5.25%, both to be paid quarterly. In August 2007, the Company paid the final $4,000 outstanding with the proceeds of the IPO (see Note 1c).

NOTE 9 –	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	The Company is committed to pay commissions to a company owned by certain of its shareholders for representing the heat exchangers division in North America (see Note 7c).

According to the agreement, the commissions are to be paid at a rate of 10% of the amount of inventories purchased in North America and 3% of the sales made in North America. The commissions were recorded as part of the cost of revenues and selling and marketing expenses, respectively.

Subsequent to the balance sheet date, the Company incorporated a new subsidiary company, to represent its heat exchangers division in North America, therefore the commission agreement with the affiliated company was terminated.

b.

The Company is committed to pay royalties to a third party of between 5% to 12% of sales of products developed by a third party or developed through the intellectual property and goodwill which were purchased from that third party. Royalty expenses were $395, $550 and $425 for the years ended December 31, 2007, 2006 and 2005, respectively. The royalties were recorded as part of the cost of revenues.

F – 31

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.

The Company is committed to pay marketing commissions to salesmen at a range of 1% to 12% of total sales contracts which were received through promotion and distribution carried out by them. Commission expenses were $490, $656 and $529 for the years ended December 31, 2007, 2006 and 2005, respectively. The commissions were recorded as part of the selling and marketing expenses.

	d.	Lease commitments:

The Company leases many of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2011. In the normal course of business, it is expected that these leases will be renewed or replaced by leases on other properties. Lease expense totaled $330, $217, and $217 for the years then ended December 31, 2007, 2006, and 2005 respectively.

As of December 31, 2007, future minimum rental payments under non-cancelable operating leases are as follows:

2008	$214
2009	214
2010	158
2011	131

$717

As for the lease of the factory premises by the Company, see Note 7a.

e.

During 2004, two former employees filed a claim against the Company and against an employment agency, alleging breach of contract and seeking compensation for salary delays and salary differences in the amount of $254. On June 11, 2008, the labor court ruled in this claim, and accordingly the Company and the employment agency are required, jointly and severally, to compensate the former employees in a total amount of $170. according to its agreement with the employment agency, from April 1998, the Company shall not be deemed responsible for the employment of the employment agency’s employees, and the employment agency committed to fully compensate the Company in case that the Company shall have to pay any payment with regard to such employees.

On March 18, 2008, subsequent to the balance sheet date, a claim was filed at the regional labor court in Tel Aviv by a former employee of the Company, against the Company. In the claim statement, the former employee claims unlawful dismissal, loss of earnings and other differences related to salary, totaled to approximately $156, in addition to compensation for delayed wages and interest.

F – 32

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In June 2008, subsequent to the balance sheet date, six employees of an employment agency, filled a claim against the Company to the labor court, in the amount of $715, related to their services to the Company through an employment agency. According to an agreement between the Company and the employment agency from March 2007, the Company shall not be deemed responsible for the employment of such employees, and the employment agency committed to fully compensate the Company in case that the Company shall have to pay any payment with regard to such employees.

The Company, with the advice of its legal counsel, is unable to predict the ultimate outcome of these claims, yet believes that such claims are without merit. As such, no provision has been provided.

	f.	The Company provides guarantees to third parties, in the ordinary course of business. The maximum credit risk for these guarantees totaled approximately $34 as of December 31, 2007.

NOTE 10 –	SHAREHOLDERS’ EQUITY

a.

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

The Company recorded the fair value of the credit line, which amounted to $265, as deferred charges, which were amortized throughout the term of the credit line agreement. As such, the total proceeds received for the issuance of shares and warrants, consisting of cash and a provision of a credit line, amounted to $6,265 from which issuance expenses in the amount of $273 were deducted. In addition, a consulting agreement entered with the investors, see Note 7e.

On September 5, 2006, the Company notified the investor on the cancellation of the credit line, which was not utilized by it since the date of grant. As a result, the Company recorded the unamortized portion of the deferred charge, amounted to $149 to financial expenses.

F – 33

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10  –  SHAREHOLDERS’ EQUITY (Cont.)

On February 21, 2007, the investor exercised its warrant to purchase 500,000 Ordinary shares of NIS 0.9 par value each, according to the investment agreement, for an exercise price of $6.94 per share, which reflects the base exercise price of $8.5 reduced by the effect of dividends during the period.

c.	Stock option plans:

1.

In March 1995, the Company adopted a stock option plan for its employees, employees of the parent company, directors and service providers, whereby up to 400,000 options to purchase Ordinary shares were to be granted, at an exercise price of $4.5 per share (the market price at the date of grant). Out of this plan 372,500 options (out of which 315,000 stock options were granted to executives) were granted. Under the terms of the plan, the options vested after a period of five years commencing with the date of grant. In March 2005, options to purchase 267,500 shares expired and no options are outstanding as of December 31, 2007.

2.

In January 1999, the Company adopted a stock option plan for its employees, directors and officers of the Company, whereby up to 500,000 options to purchase Ordinary shares (out of which 402,500 stock options were granted to executives) were to be granted, at an exercise price of $1.625 per share (which equaled the market price on the date of grant). All of the options have been granted under the above plan. Under the terms of the plan, the options were fully vested as of the grant date. These options expire in January 2009. As of December 31, 2007, 17,500 options are still outstanding.

The following table is a summary of the activity of the Company’s stock Option plans:

	Year ended December 31,

	2007		2006		2005

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	17,500	$1.625	17,500	$1.625	285,000	$4.323
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Expired	-	-	-	-	(267,500)	4.5

Outstanding at the end of the year	17,500	$1.625	$1.625	$1.625	17,500	$1.625

Exercisable options	17,500	$1.625	$1.625	$1.625	17,500	$1.625

As of December 31, 2007, there are 17,500 options outstanding and exercisable, with a weighted average remaining contractual life of 1.08 years. The aggregate intrinsic value of the stock options outstanding at December 31, 2007 was $201.

F – 34

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10  –  SHAREHOLDERS’ EQUITY (Cont.)

3.

Limco-Piedmont Inc. entered into a share based compensation agreement with its Chief Executive Officer (“CEO”) during August, 2005. The compensation agreement is made up of 45,000 Phantom Stock options and stock options to be issued upon the completion of an IPO by Limco-Piedmont Inc. The Phantom Stock options had a base exercise price of $6.37. At the date of exercise, the CEO received a cash payment for the difference between the exercise price and the average price of the Company’s stock price for the 60 days preceding the exercise date. There was no expense related to the Phantom Stock options for the year ended December 31, 2005 as the Company’s stock price was less than the exercise price. During the years ended December 31, 2007 and 2006, Limco-Piedmont Inc. recorded expenses of $325 and $348, respectively. At December 31, 2007, all of the Phantom Stock options had been exercise.

4.

Effective as of July 19, 2007, Limco-Piedmont Inc. established an Incentive Compensation Plan, or the 2007 Plan, under which Limco-Piedmont Inc. may issue options to purchase 600,000 shares of common stock. Concurrently with the closing of the IPO (see Note 1c), Limco-Piedmont Inc.’s Board of Directors has authorized the issuance of options to its directors, named executive officers and certain other key employees to purchase 404,500 shares of common stock with an exercise price of $11 per share, equal to the IPO price. The options vest in three equal annual installments, except for 66,000 options that vest in four equal semi-annual installments.

Subsequent to year-end all options have been cancelled concurrently with the Company failing to achieve predefined market requirements.

Compensation expense attributable to outstanding stock options was $390 (approximately $290 after tax), or $0.02 per share on both a basic and diluted basis, for the year ended December 31, 2007. As of December 31, 2007, the total unrecognized compensation cost related to non-vested stock awards was $1.8 million and the weighted average period over which the cost is expected to be recognized is approximately 3.1 years.

F – 35

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 –	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the 2007 plan as of December 31, 2007 and changes during the year ended, December 31, 2007, is presented below:

	Number of options	Exercise price	(1)	Remaining in years

	(in thousands)
Outstanding at the beginning of the year	-
Granted	404	$11

Outstanding at the end of the year	404	$11	$570	4.5

Excisable at December 31, 2007	-

Options expected to vest at December 31, 2007	404

(1)	The intrinsic value of a stock option is the amount by which the market value of the underlying stock on December 31, 2007, exceeds the strike price of the option.

The weighted average grant date fair value of the stock options granted during the year ended December 31, 2007 was $5.38, excluding 66,000 options whose fair value was $4.94 as a result of a shorter vesting period.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year December 31, 2007

Quantity	338,250	66,000
Weighted average expected stock price volatility	62%	62%
Weighted average expected option life (in years)	3.5	2.92
Average risk free interest rate	4.96%	4.96%
Discount for post-vesting restriction	N/A	N/A

The expected term for stock options and awards is calculated based on the simplified method as defined by SAB No. 107.

d.	Dividends:

On August 31, 2005, the Company declared a dividend in the amount of $1,087, or $0.40 per share, for all of the shareholders of the Company at the effective date — October 20, 2005. The dividend was fully paid on November 15, 2005.

On April 4, 2006, the Company declared a dividend in the amount of $1,208, or $ 0.20 per share, for all of the shareholders of the Company at the effective date — May 16, 2006. The dividend was fully paid on May 30, 2006.

On September 2, 2007, the Company declared a dividend in the amount of $2,617, or $0.18 per share, for all of the shareholders of the Company at the effective date — October 16, 2007. The dividend was fully paid on November 6, 2007.

F – 36

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 –	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share:

	Year ended December 31,

	2007	2006	2005

Numerator:

Net income	$31,979	$6,066	$3,529

Denominator:

Weighted average number of basic shares outstanding during the year	6,344,041	6,042,671	6,042,671

Effect of dilutive securities:
Stock options and warrants	63,463	120,354	44,045

Denominator for diluted net income per share	6,407,504	6,163,025	6,086,716

F – 37

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 –	INCOME TAXES (Cont.)

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

In accordance with the above law results for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (CPI). Under the Inflationary adjustments law (Amendment No. 20, 2008, hereafter – “the amendment”), that was enacted in the Knesset on February 26, 2008, the provisions of the Inflationary adjustments law will no longer apply to the Company in 2008 and thereafter. The amendment specifies transitional provisions regarding the discontinuance of the provisions of the Inflationary adjustments law that have applied to the Company through the end of 2007.

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

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the abovementioned law, regulations published thereunder and the letters of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2007, management believes that the Company is meeting all of the aforementioned conditions.

F – 38

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 –	INCOME TAXES (Cont.)

The tax-exempt income attributable to the “Approved Enterprise” can not be distributed to shareholders without imposing tax liability on the Company other than in complete liquidation. As of December 31, 2007, there is approximately $1,590 tax-exempt income earned by the Company’s “Approved Enterprise”.

If the retained tax-exempt income is distributed to shareholders, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently - 25%).

Income in the Company from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the effective standard corporate tax rate in Israel, see Note 12d below.

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

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2007, management believes that the Company is meeting all of the aforementioned conditions under the new law.

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

e.	U.S. subsidiaries:

U.S. subsidiaries are taxed based on federal and state tax laws. The effective tax rate for 2007, 2006, and 2005 was 35.6%, 36.8%, and 35.7%, respectively.

F – 39

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 –	INCOME TAXES (Cont.)

	f.	Tax assessments:

The Company’s income tax assessments were considered final through 2001 for Israel. U.S. subsidiaries income tax assessments were considered final through 2004.

	g.	Income tax reconciliation:

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate and the actual tax expense is as follows:

	Year ended December 31,

	2007	2006	2005

Income before income taxes as reported in the statements of income	$35,962	$9,313	$5,665

Statutory tax rate in Israel	29%	31%	34%

Theoretical tax expenses	10,429	2,887	1,926
Increase (decrease) in income taxes resulting from:
Tax adjustment in respect of foreign subsidiaries subject to a different tax rate	532	399	181
Reduced tax rate on capital gain from sale of shares of subsidiary company	(6,400)	-	--
Difference in basis of measurement for financial reporting and income tax purposes	(870)	(149)	(150)
Tax in respect of prior years	(535)	(28)	78
Non-deductible expenses	56	138	101

Income taxes as reported in the statements of income	$3,212	$3,247	$2,136

h.	Income before income taxes is comprised as follows:

	Year ended December 31,

	2007	2006	2005

Domestic (Israel)	$27,897	$2,460	$2,648
Foreign (United States)	8,065	6,853	3,017

	$35,962	$9,313	$5,665

F – 40

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 –	INCOME TAXES (Cont.)

	i.	Income taxes included in the statements of income:

	Year ended December 31,

	2007	2006	2005

Current:
Domestic (Israel)	$671	$652	$1,048
Foreign (United States)	2,862	2,507	1,321

	3,533	3,159	2,369

Deferred:
Domestic (Israel)	(330)	72	14
Foreign (United States)	9	16	(247)

	(321)	88	(233)

	$3,212	$3,247	$2,136

j.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,

	2007	2006

Deferred tax assets (liabilities):
Allowance for doubtful accounts	$54	$107
Unrealized gains	135	124
Provisions for employee benefits and other temporary differences	606	564
Tax loss carryforwards	295	-

Deferred tax assets – short-term	$1,090	$795

Deferred tax liabilities mainly derived from property and equipment - long-term	$(581)	$(607)

As of December 31, 2007, the Company did not provide a valuation allowance in respect of deferred tax assets, since management currently believes that it is more likely than not that the deferred tax asset will be realized in the future.

The Company does not intend to distribute earnings of a foreign subsidiary aggregating $14,749 as of December 31, 2007, and accordingly, no deferred tax liability has been established relative to these earnings. If these amounts were not considered permanently reinvested, a deferred tax liability would have been required.

F – 41

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 –	INCOME TAXES (Cont.)

A reconciliation of the beginning and ending amount of recognized provision, as a result of the implementation of FIN 48, is as follows:

Amount

Balance at January 1, 2007	$147
Additions for tax positions of prior years	101
Benefits from tax positions of prior years	(535)
Settlements with tax authorities	535

Balance at December 31, 2007	$248

NOTE 13 –	SEGMENT AND MAJOR CUSTOMER INFORMATION

a.	Segment Activities Disclosure:

In 2005, following the acquisition of Piedmont, there was a change in the reported segments of the Company. Accordingly, commencing 2005, the Company began reporting on two segments: (1) Repair and OEM (2) Parts, comparing to one reportable segment in 2004. During 2006, due to reorganization in the group and the decision for Initial Public Offering of Limco-Piedmont Inc., the Company manages its segments on a basis of three reportable segments: (1) OEM (2) MRO and (3) Parts.

The segmental disclosure of 2005 was restated to reflect retroactively the effect of reporting based on three segments, to be in conformity to 2006 disclosure. (See Note 1a for a brief description of the Company’s business.)

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

F – 42

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 –	SEGMENT AND MAJOR CUSTOMER INFORMATION (Cont.)

b.	Segments statement operations disclosure:

The following financial information is the information that management uses for analyzing the results. The figures are presented in consolidated method as presented to management.

	Year ended December 31, 2007

	OEM	MRO	Parts	Corporate	eliminations	Consolidated

Revenues	$23,489	$49,392	$20,384	-	$(4,561)	$88,704

Cost of revenues	16,364	35,205	16,603	-	(2,965)	65,207

Gross profit	7,125	14,187	3,781	-	(1,596)	23,497

Selling and marketing expenses	1,106	2,088	525	-	-	3,719
General and administrative expenses	3,540	1,988	455	5,012	-	10,995

Operating income	$2,479	$10,111	$2,801	$(5,012)	$(1,596)	$8,783

	Year ended December 31, 2006 (unaudited)

	OEM	MRO	Parts	Corporate	Eliminations	Consolidated

Revenues	$22,110	$43,824	$15,197	-	$(3,598)	$77,533

Cost of revenues	14,929	32,214	12,835	-	(2,339)	57,639

Gross profit	7,181	11,610	2,362	-	(1,259)	19,894

Selling and marketing expenses	1,190	1,662	614	-	-	3,466
General and administrative expenses	2,336	1,199	404	2,771	-	6,710

Operating income	$3,655	$8,749	$1,344	$(2,771)	$(1,259)	$9,718

F – 43

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 –	SEGMENT AND MAJOR CUSTOMER INFORMATION (Cont.)

	Year ended December 31, 2005 (unaudited)

	OEM	MRO	Parts	Corporate	Eliminations	Consolidated

Revenues	$20,740	$27,733	$4,055	-	$(3,335)	$49,193

Cost of revenues	13,434	21,514	2,812	-	(2,168)	35,592

Gross profit	7,306	6,219	1,243	-	(1,167)	13,601

Research and development costs	72	-	-	-	-	72
Selling and marketing expenses	1,137	1,277	81	-	-	2,495
General and administrative expenses	2,334	828	393	1,583	-	5,138

Operating income	$3,763	$4,114	$769	$(1,583)	$(1,167)	$5,896

c.	The following financial information identifies the assets to segment:

	Year ended December 31, 2007

	OEM	MRO	Parts	Corporate	Consolidated

Assets	$40,704	$33,299	$3,522	$35,882	$113,407
Depreciation and amortization	906	1,123	2	-	2,031
Capital investments	3,404	2,884	15	-	6,303

	Year ended December 31, 2006 (unaudited)

	OEM	MRO	Parts	Corporate	Consolidated

Assets	$24,890	$29,131	$3,542	$8,674	$66,237
Depreciation and amortization	797	1,016	2	-	1,815
Capital investments	1,336	358	-	-	1,694

F – 44

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 –	SEGMENT AND MAJOR CUSTOMER INFORMATION (Cont.)

d.	The following presents total revenues, based on the location of the end customers, for the years ended December 31, 2007, 2006 and 2005 and long-lived assets as of those dates.

	2007		2006		2005

	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Israel	$7,383	$10,914	$7,042	$8,078	$4,122	$4,103
Asia	2,555	-	1,953	-	1,983	-
United States	56,554	11,658	51,292	10,182	30,495	10,998
Europe	18,484	-	15,210	-	11,256	-
Other	3,728	-	2,036	-	1,337	-

	$88,704	$22,572	$77,533	$18,260	$49,193	$15,101

e.	Major customer data as a percentage of total revenues:

	Year ended December 31,

	2007	2006	2005

	%

Customer A	4.4	4.0	11.1
Customer B	2.5	4.5	5.8
Customer C	3.5	3.5	2.9
Customer D	1.8	3.0	6.5
Customer E	4.8	7.0	5.1

NOTE 14 –	SELECTED STATEMENTS OF INCOME DATA

		Year ended December 31,

		2007	2006	2005

a.	Financial income (expenses), net:

	Financial income:
	Foreign currency translation adjustments	$305	$372	$29
	Interest on cash equivalents, short-term bank deposits and others	1,402	349	222

		1,707	721	251

	Financial expenses:
	Bank charges	(142)	(123)	(82)
	Interest on long-term loans	(640)	(683)	(357)
	Foreign currency translation adjustments	(220)	(161)	(153)
	Others	(4)	(218)	(100)

		(1,006)	(1,185)	(692)

		$701	$(464)	$(441)

F – 45

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 –	SELECTED STATEMENTS OF INCOME DATA (Cont.)

		Year ended December 31,

		2007	2006	2005

b.	Other income, net:

	Gain from sale of shares and decrease in holding of subsidiary company (1)	$26,375	$-	$-
	Gain on sale of marketable securities classified as available-for-sale	34	38	120
	Other income	69	21	90

		$26,478	$59	$210

(1) See Note 1 c.

NOTE 15 –	SUPPLEMENTAL BALANCE SHEET INFORMATION

	Warranty provision	Inventory Reserve	Account Receivable

Reserves and Allowances
Balance, as of December 31, 2005	$498	$2,480	$396
Additions	278	-	43
Write-offs, net of recoveries	-	(836)	(159)

Balance, as of December 31, 2006	776	1,644	280
Additions	8	124	10
Write-offs, net of recoveries	-	-	(135)

Balance, as of December 31, 2007	$784	$1,768	$155

NOTE 16 –	SUBSEQUENT EVENTS

On March 27, 2008, the Company entered into an agreement with Bental Investments Cooperative Agricultural Society Ltd., (“Bental Investments”), to purchase from it 27% of the outstanding shares of Bental Industries Ltd.,(“Bental Industries”), an Israeli company that specializes in innovative motion technologies for military and aviation and a leading supplier in its field to Israel’s defense industries. In consideration for such ownership interest, the Company agreed to pay $3,375 upon consummation of the transaction. In addition, Bental Investments agreed to grant the Company a call option to purchase an additional 18% of the outstanding shares of Bental Industries held by it, in up to four installments, in consideration of $2,250. The consideration for the option shares will bear interest of 2% per annum. The call option will be valid for a period of four years commencing as of January 1, 2009. The Company agreed to grant to Bental Investments a put option in the amount of $2,137.5, valid for a period of two years as of January 1, 2011. According to the agreement, the exchange rate of the U.S. dollar to the NIS will range between $1=NIS 3.70-3.95, for the foregoing amounts.

F – 46

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 –	SUBSEQUENT EVENTS (Cont.)

If the exchange rate is less than NIS 3.70, then the foregoing amounts will be increased proportionately, if the rate is more than NIS 3.95 then the amounts will be decreased proportionately and if the exchange rate is within the above range, the amounts will remain in tact. In the event that during the three year period following the closing of the transaction the Company will consummate an “exit,” as such term is defined in the agreement, Bental Investments will be entitled to additional consideration for the shares and call option shares (if purchased) equal to a certain percentage of the difference between the price per share that we paid for such shares and the price per share paid in the exit transaction (30% if the exit is within one year of the closing, 20% if the exit is within two years of the closing and 10% if the exit is within three years of the closing).

On April 15, 2008, the Company entered into an agreement to purchase an additional 10% of the outstanding shares of Bental Industries from Mivtach Shamir Investments (1993) Ltd., (“Mivtach”), in consideration for $1,225. The Company agreed that the exchange rate of the dollar to the NIS will range between $1=NIS 3.70-3.95, as described above.

We received a $5 million loan from Bank Mizrahi to finance these transactions.

The foregoing transactions with Bental Investments and Mivtach were consummated on May 21, 2008, as a result of which the Company is holding 37% of the outstanding shares of Bental Industries and a call option to purchase an additional 18% of the outstanding shares of Bental Industries. In addition, TAT, the parent company, currently holds 15% of the outstanding shares of Bental Industries.

F – 47

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAT TECHNOLOGIES LTD. By: /s/ Israel Ofen —————————————— Israel Ofen Executive Vice President and Chief Financial Officer

Date: June 30, 2008