Form 20-F
period 2008-12-31
TAT TECHNOLOGIES LTD
filed 2009-06-25
CIK 808439

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934

For the transition period from ______________ to _____________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THESECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ………………

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

Ordinary Shares, par value NIS 0.90 per share…………… 6,552,671
(as of December 31, 2008)

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

Yes ☐ No ☒

i

ii

INTRODUCTION

        TAT Technologies Ltd. provides a variety of services and products to the military and commercial aerospace and ground defense industries through our Gedera facility in Israel or Gedera, as well as through our subsidiaries, Bental Industries Ltd., or Bental, in Israel and Limco – Piedmont, Inc. or Limco in the U.S.

        We operate three businesses: (i) original equipment manufacturing, or OEM, through our Gedera facility and our subsidiary, Bental, (ii) maintenance, repair and overhaul, or MRO services, through our subsidiary, Limco and (iii) parts services, also through Limco.

        Through our Gedera facility, we are an OEM of a broad range of heat transfer components, air conditioning systems and other cooling systems used in mechanical and electronic systems on board military and commercial aircraft as well as on ground systems. The Gedera facility is also an OEM of a wide range of aviation accessories and provides limited MRO, services for military and commercial customers, mainly for aviation accessories as well as for certain heat transfer components.

        Through our Bental subsidiary, we are also an OEM of broad range of electric motion systems. Bental is engaged in the manufacture and sale of motors, generators, and other electro-mechanical motion systems primarily for the defense and aerospace markets.

        Limco provides MRO services and parts supply services to the aerospace industry. Limco’s Federal Aviation Administration, or FAA, certified repair stations provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. In conjunction with Limco’s MRO services, Limco is also, to a limited extent, an OEM of heat transfer equipment for airplane manufacturers and other selected related products. Limco’s parts services division offers inventory management and parts services for commercial, regional and charter airlines and business aircraft owners.

        Our ordinary shares are publicly traded on the NASDAQ Capital Market under the symbol “TATTF” and on the Tel Aviv Stock Exchange under the symbol “TAT Tech”. As used in this annual report, the terms “TAT”, “we”, “us” and “our” mean TAT Technologies Ltd. and its subsidiaries, unless otherwise indicated.

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

        Except for the historical information contained in this annual report, the statements contained in this annual report are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. Statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information – Risk Factors.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.	Offer Statistics and Expected Timetable

        Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

        TAT’s selected historical information is derived from the audited consolidated financial statements of TAT as of December 31, 2008 and 2007 and for each of its fiscal years ended December 31, 2008, 2007 and 2006, which are included elsewhere in this annual statement, and have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The selected financial data for each of the years in the two-year period ended December 31, 2005 and at December 31, 2005, and 2004 are derived from other audited consolidated financial statements of TAT, which have been prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(audited) (in thousands, except per share data)

Revenues
Sale of products	$31,724	$18,928	$18,512	$17,537	$19,138
Services and other	71,565	69,776	59,021	31,656	14,105

Total revenues	103,289	88,704	77,533	49,193	33,243

Cost of revenues
Sale of products	22,977	13,399	12,590	11,322	11,559
Services and other	57,586	51,808	45,049	24,270	10,607

Total cost of revenues	80,563	65,207	57,639	35,592	22,166

Gross profit	22,726	23,497	19,894	13,601	11,077
Operating expenses:
Research and development costs	-	-	-	72	125
Selling and marketing expenses	4,369	3,719	3,466	2,495	1,894
General and administrative expenses	12,407	10,995	6,710	5,138	3,793

Operating income	5,950	8,783	9,718	5,896	5,265
Financial income	2,677	1,707	721	251	233
Financial expenses	(1,503)	(1,006)	(1,185)	(692)	(146)
Other income (expenses), net	(236)	*26,478	59	210	54

Income from operations before income taxes	6,888	35,962	9,313	5,665	5,406
Income taxes	1,795	3,212	3,247	2,136	1,667
Share in results of affiliated company
prior to its consolidation	674	-	-	-	-
Minority interest	(1,499)	(771)	-	-	-

Net income	$4,268	$31,979	$6,066	$3,529	$3,739

Basic net income per share	$0.65	$5.04	$1.00	$0.58	$0.72
Diluted net income per share	$0.65	$4.99	$0.98	$0.58	$0.67
Weighted average number of shares used in
computing basic net income per share	6,546	6,344	6,042	6,042	5,166
Weighted average number of shares used in
computing diluted net income per share	6,566	6,408	6,163	6,087	5,564
Cash dividend per share	$-	$0.40	$0.20	$0.18	$1.18

* Includes gain from Limco initial public offering of $26,375,000.

Balance Sheet Data:

	As of December 31,
	2008	2007	2006	2005	2004
	(audited) (in thousands)

Working capital	$90,616	$79,458	$29,743	$30,387	$26,623
Total assets	135,930	113,407	66,237	60,565	41,207
Long-term liabilities, excluding
current maturities	12,925	4,756	8,283	13,786	4,054
Shareholders' equity	$76,077	$72,793	$39,720	$34,861	$32,526

B.	Capitalization and Indebtedness

        Not applicable.

C.	Reasons for the Offer and Use of Proceeds

        Not applicable.

D.	Risk Factors

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

Risks Related to Our Business and Our Industry

The aerospace industry is subject to significant government regulation and oversight, and TAT and its subsidiaries may have to incur significant additional costs to comply with these regulations.

        The aerospace industry is highly regulated in the United States and in other countries. TAT and its subsidiaries must be certified or accepted by the FAA, the United States Department of Defense, the European Aviation Safety Agency, or EASA, and similar agencies in foreign countries and by individual original equipment manufacturers, or OEMs, in order to manufacture, sell and service parts used in aircraft. If any of the material certifications, authorizations or approvals of any of TAT or its subsidiaries are revoked or suspended, then the operations of TAT or its subsidiaries, as the case may be, will be significantly curtailed and TAT and its subsidiaries could be subjected to significant fines and penalties. In the future, new and more demanding government regulations may be adopted or industry oversight may be increased. TAT and its subsidiaries may have to incur significant additional costs to achieve compliance with new regulations or to reacquire a revoked or suspended license or approval, which could reduce their profitability.

TAT competes with a number of established companies in all aspects of TAT’s business, many of which have significantly greater resources or capabilities than TAT does.

        For the OEM of heat transfer components, TAT’s major competitors are other OEMs who manufacture heat transfer components, including the Hughes-Treitler division of Ametek Inc., Lytron Inc., Hamilton Sundstrand Corporation and Honeywell International Inc. Some of TAT’s competitors are far larger, have substantially greater resources, including technical, financial, research and development, marketing and distribution capabilities than TAT has, and enjoy greater market recognition. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than TAT. TAT may not be able to offer its products as part of integrated systems to the same extent as its competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of its competitors. Failure to do so could adversely affect TAT’s business, financial condition and results of operations.

        A number of TAT’s competitors have inherent competitive advantages. For example, TAT competes with the service divisions of large OEMs that in some cases have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. TAT also competes with the in-house service divisions of large commercial airlines, and there is a strong incentive for an airline to fully-utilize the services of its maintenance employees and facilities.

        For the OEM of electric motion systems, TAT major competitors are mainly large companies that provide standard products and companies that provide special customized solutions. As the providers of the systems usually tend to prefer local manufacturers for the purchase of the components, penetrating markets outside of Israel requires high levels of product innovation.

Further, TAT’s competitors may have additional competitive advantages, such as:

—	the ability to adapt more quickly to changes in customer requirements and industry conditions or trends;

—	greater access to capital;

—	stronger relationships with customers and suppliers;

—	greater name recognition; and

—	access to superior technology and marketing resources.

        If TAT is unable to overcome these competitive disadvantages, then TAT’s business, financial condition and results of operations would be adversely affected.

TAT derives a substantial part of its revenues from several major customers. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

        Five customers accounted for approximately 25.0%, 22.0% and 23.0% of TAT’s revenues for the years ended December 31, 2008, 2007 and 2006, respectively. TAT’s major customers may not maintain the same volume of business with TAT in the future. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

A substantial part of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments and is subject to special risks. A loss of all, or a major portion, of the revenues of TAT or any of its subsidiaries from government contracts could have a material adverse effect on TAT’s operations.

        A substantial portion of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments accounted for approximately 5.0% and 0.6% of TAT’s revenues on a consolidated basis for the year ended December 31, 2008, 4.4% and 1.1% of TAT’s revenues for the year ended December 31, 2007 and 4.0% and 1.1% of TAT’s revenues for the year ended December 31, 2006, respectively.

        Business with the U.S. and Israeli governments, as well as with the governments of other countries, is subject to risks which are not as relevant in business with private parties. These risks include the ability of the governmental authorities to unilaterally:

—	suspend TAT or any of its subsidiaries from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

—	terminate existing contracts, with or without cause, at any time;

—	reduce the value of existing contracts;

—	audit the contract-related costs and fees of TAT and its subsidiaries, including allocated indirect costs; and

—	control or potentially prohibit the export of the products of TAT and its subsidiaries.

        A decision by a governmental authority to take any or all of the actions listed above could materially reduce the sales and profitability of TAT and its subsidiaries. Most of the U.S. Government contracts of TAT and its subsidiaries can be terminated by the U.S. Government either for its convenience or if TAT or any of its subsidiaries defaults by failing to perform under the contract. Termination for convenience provisions provide only for the recovery of costs incurred or committed, settlement expenses and profit on the work completed by TAT and its subsidiaries prior to termination.

        Declines in military budgets may result in reduced demand for the products and manufacturing services of TAT and its subsidiaries. Any decline could result in reduction in the core business revenues of TAT and its subsidiaries and adversely affect their business, results of operations and financial condition.

If TAT does not receive the governmental approvals necessary for the export of its products, TAT’s revenues may decrease. Similarly if TAT’s suppliers and partners do not receive their government approvals necessary to export their products or designs to TAT, TAT’s revenues may decrease and TAT may fail to implement its growth strategy.

        Under Israeli law, the export of certain of the products and know-how of TAT is subject to approval by the Israeli Ministry of Defense. To initiate sales proposals with regard to exports of the products and know-how of TAT and to export such products or know-how, TAT must obtain permits from the Ministry of Defense. TAT may not be able to receive in a timely manner all the required permits for which it may apply in the future.

        Similarly, under foreign laws the export of certain military products, technical designs and spare parts require the prior approval of, or export license from, such foreign governments. In order to maintain the third party production, certain co-development activities and procurements required for the performance of certain contracts, TAT must receive detailed technical designs, products or product parts’ samples from its strategic partners or suppliers. TAT may not be able to receive all the required permits and/or licenses in a timely manner. Consequently, TAT’s revenues may decrease, and TAT may fail to implement its growth strategy.

TAT depends on a limited number of suppliers of components for its products and if TAT or any of its subsidiaries is unable to obtain these components when needed, they would experience delays in manufacturing their products and TAT’s financial results could be adversely affected.

        TAT relies on limited number of key suppliers for parts for its OEM, MRO services and parts services businesses. Certain of these suppliers are currently the sole source of one or more components upon which TAT is dependent. Suppliers of some of these components require TAT to place orders with significant lead-time to assure supply in accordance with TAT’s requirements. If TAT were to engage in a commercial dispute with or be unable to obtain adequate supplies of parts from these suppliers at commercially reasonable prices, TAT’s operations could be interrupted. Increased costs associated with supplied materials or components could increase TAT’s costs and reduce TAT’s profitability if TAT is unable to pass these cost increases on to its customers.

TAT may face increased costs and a reduced supply of raw materials. TAT may not be able to recoup future increases in the cost of raw materials or in electric power costs for its operations through price increases for its products.

        In recent years, the cost of raw materials used by TAT has fluctuated significantly due to market and industry conditions. The cost of electric power used in TAT’s operations has also increased in the last several years. TAT may not be able to recoup future increases in the cost of raw materials or electric power costs through price increases for its products.

TAT faces special risks from international sales operations. One or more of the risks associated with international sales may have a material adverse effect on TAT’s future revenues and, as a result, TAT’s business, operating results and financial condition.

        In the years ended December 31, 2008, 2007 and 2006, approximately 83.5%, 91.7% and 90.9% of TAT’s sales, respectively, resulted from TAT’s international operations. This source of revenue is subject to various risks, including:

—	governmental embargoes or foreign trade restrictions;

—	changes in U.S. and foreign governmental regulations;

—	changes in foreign exchange rates;

—	tariffs;

—	other trade barriers; and

—	political, economic and social instability; and difficulties in accounts receivable collections.

        TAT and its subsidiaries may not be able to sustain or increase revenues from international operations or TAT or any of its subsidiaries may encounter significant difficulties in connection with the sale of its products in international markets or one or more of these factors may have a material adverse effect on TAT’s and its subsidiaries’ future revenues and, as a result, TAT’s business, operating results and financial condition.

TAT may engage in future acquisitions that could dilute TAT’s shareholders’ equity and harm TAT’s business, results of operations and financial condition.

        TAT has pursued, and will continue to pursue, growth opportunities through internal development and acquisition of complementary businesses, products and technologies. TAT is unable to predict whether or when any other prospective acquisition will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of TAT’s resources and management’s attention. TAT may not be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into its operations, or expand into new markets. Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as TAT’s existing business or otherwise perform as expected. The occurrence of any of these events could harm TAT’s business, financial condition or results of operations. Future acquisitions may require substantial capital resources, which may require TAT to seek additional debt or equity financing.

        Future acquisitions by TAT could result in the following, any of which could seriously harm TAT’s results of operations or the price of TAT’s ordinary shares:

—	issuance of equity securities that would dilute TAT's shareholders' percentages of ownership;

—	large one-time write-offs;

—	the incurrence of debt and contingent liabilities;

—	difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

—	diversion of management's attention from other business concerns;

—	contractual disputes;

—	risks of entering geographic and business markets in which TAT has no or only limited prior experience; and

—	potential loss of key employees of acquired organizations.

Rapid technological changes may adversely affect the market acceptance of the products of TAT.

        The aerospace market in which TAT competes is subject to technological changes, introduction of new products, change in customer demands and evolving industry standards. The future success of TAT will depend upon its ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of its customers by supporting existing and new technologies and by developing and introducing enhancements to its current products and new products. TAT may not be able to successfully develop and market enhancements to its products that will respond to technological change, evolving industry standards or customer requirements. TAT may experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements; and such enhancements may not meet the requirements of the market or achieve any significant degrees of market acceptance. If release dates of any new products or enhancements of TAT are delayed, or if when released, they fail to achieve market acceptance, TAT’s business, operating results and financial condition would be materially adversely affected.

TAT has fixed-price contracts with some of its customers and TAT bears the risk of costs in excess of its estimates.

        TAT has entered into multi-year, fixed-price contracts with some of its MRO and OEM customers. Pursuant to these contracts, TAT realizes all the benefits or costs resulting from any increases or decreases in the cost of providing services to these customers. Most of TAT’s contracts do not permit TAT to recover for increases in raw material prices, taxes or labor costs. Any increase in these costs could increase the cost of operating the business of TAT and reduce its profitability. Factors such as inaccurate pricing and increases in the cost of labor, materials or overhead may result in cost over-runs and losses on those agreements. TAT may not succeed in obtaining an agreement of a customer to reprice a particular product, and may not be able to recoup previous losses resulting from incomplete or inaccurate engineering data.

TAT depends on its key executives, and may not be able to hire and retain additional key employees or successfully integrate new members of its team and the loss of a key employee could have a material adverse effect on TAT’s business.

        TAT’s success will depend largely on its continued reliance on the experience and expertise of the senior management of TAT. Any of the senior managers of TAT may terminate his employment with TAT and seek employment with others who may seek his expertise. The loss of the expertise of any of the senior management of TAT through death, disability or termination of employment would have a material and adverse effect on TAT’s business, financial condition and results of operations. TAT is not the beneficiary of life or disability insurance covering any of the executives, key employees or other personnel of TAT.

TAT depends on its manufacturing and MRO facilities, and any material damage to these facilities may adversely impact TAT’s operations.

        TAT believes that its results of operations will be, dependent in large part upon its ability to manufacture and deliver OEM products and to provide MRO services promptly upon receipt of orders and to provide prompt and efficient service to its customers. As a result, any material disruption of TAT’s day-today operations could have a material adverse effect on their business, customer relations and profitability. TAT relies on its Gedera, Israel, Kibbutz Marom-Golan, Israel, Kernersville and Winston-Salem, North Carolina facilities for the production of its OEM products and provision of its MRO and parts services. A fire, flood, earthquake or other disaster or condition that significantly damaged or destroyed any of these facilities would have a material adverse effect on the operations of TAT.

TAT uses equipment that is not easily repaired or replaced, and therefore material equipment failures could cause TAT or its subsidiaries to be unable to meet quality or delivery expectations of its customers.

        Many of the service and manufacturing processes of TAT are dependent on equipment that is not easily repaired or replaced. As a result, unexpected equipment failures could result in production delays or the manufacturing of defective products. The ability of TAT to meet the expectations of its customers with respect to on-time delivery of repaired components or quality OEM products is critical. The failure by TAT to meet the quality or delivery expectations of its customers could lead to the loss of one or more of its significant customers.

TAT may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on TAT and TAT’s executives and directors. TAT’s efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, have resulted in increased general and administrative expense and a diversion of management time and attention, and TAT expects these efforts to require the continued commitment of significant resources. TAT may identify material weaknesses or significant deficiencies in its assessments of its internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on TAT’s operating results, investor confidence in TAT’s reported financial information and the market price of TAT’s ordinary shares.

TAT has potential exposure to liabilities arising under environmental laws and regulations.

        The business operations and facilities of TAT are subject to a number of federal, state, and local laws and regulations that govern the discharge of pollutants and hazardous substances into the air and water as well as the handling, storage and disposal of such materials and other environmental matters. Compliance with such laws as they relate to the handling, storage and disposal of hazardous substances is a significant obligation for TAT at each of its facilities. TAT would be subject to serious consequences, including fines and other sanctions, and limitations on the operations of TAT due to changes to, or revocations of, the environmental permits applicable to its facilities if it fails to comply. The adoption of new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new cleanup requirements could require TAT to incur costs and become subject to new or increased liabilities that could increase the operating costs of TAT and adversely affect the manner in which TAT conducts its business.

        Under certain environmental laws, liability associated with investigation or remediation of hazardous substances can arise at a broad range of properties, including properties currently or formerly operated by TAT or any of its predecessors, as well as properties to which TAT sent hazardous substances or wastes for treatment, storage, or disposal. Costs and other obligations can arise from claims for toxic torts, natural resource and other damages, as well as the investigation and clean up of contamination at such properties. Under certain environmental laws, such liability may be imposed jointly and severally, so TAT may be responsible for more than its proportionate share and may even be responsible for the entire liability at issue. The extent of any such liability can be difficult to predict.

TAT is exposed to potential liabilities arising from product liability and warranty claims.

        TAT’s operations expose TAT to potential liabilities for personal injury or death as a result of the failure of an aircraft component that has been designed, manufactured, serviced or supplied by TAT. TAT believes that, in an effort to improve operating margins, some customers have delayed the replacement of parts beyond their recommended lifetime, which may undermine aircraft safety and increase the risk of liability of TAT and its subsidiaries.

        TAT cannot assure you that it will not experience any material product liability losses in the future, that it will not incur significant costs to defend such claims, that its insurance coverage will be adequate if claims were to arise or that it would be able to maintain insurance coverage in the future at an acceptable cost. A successful claim brought against TAT or its subsidiaries in excess of its available insurance coverage may have a material adverse effect on TAT’s business.

        In addition, in the ordinary course of business of TAT, contractual disputes over warranties can arise. TAT may be subject to requests for cost sharing or pricing adjustments from its customers as a part of its commercial relationships with them, even though they have agreed to bear these risks.

Risk Factors Related to Our Ordinary Shares

TAT’s share price has been volatile in the past and may decline in the future.

        TAT’s ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond TAT’s control:

—	quarterly variations in TAT's operating results;

—	operating results that vary from the expectations of securities analysts and investors;

—	changes in expectations as to TAT's future financial performance, including financial estimates by securities analysts and investors;

—	announcements of technological innovations or new products by TAT or TAT's competitors;

—	announcements by TAT or TAT's competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

—	changes in the status of TAT's intellectual property rights;

—	announcements by third parties of significant claims or proceedings against us;

—	additions or departures of key personnel;

—	future sales of TAT's ordinary shares;

—	de-listing of TAT's shares from the NASDAQ Capital Market; and

—	stock market price and volume fluctuation.

        Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of TAT’s ordinary shares.

        In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of its securities. TAT may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources both of which could have a material adverse effect on TAT’s business and results of operations.

Substantial future sales of TAT’s ordinary shares by TAT’s principal shareholders may depress TAT’s share price.

        TAT’s principal shareholder, Isal Investment Ltd., or Isal, beneficially owns 71% of TAT’s outstanding shares, of which 59% of TAT’s outstanding shares are held directly by TAT Industries Ltd. If they sell substantial amounts of TAT’s ordinary shares or if the perception exists that TAT’s principal shareholders may sell a substantial number of TAT’s ordinary shares, the market price of TAT’s ordinary shares may fall Any substantial sales of TAT’s shares in the public market also might make it more difficult for TAT to sell equity or equity-related securities in the future at a time, in a place and on terms TAT deems appropriate.

Risks Relating to Our Location in Israel

Because TAT has significant operations in Israel, TAT may be subject to political, economic and other conditions affecting Israel that could increase TAT’s operating expenses and disrupt TAT’s business.

        TAT is incorporated under the laws of, and TAT’s executive offices, manufacturing plant and research and development facilities are located in, the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence TAT. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on TAT’s business, financial condition and results of operations.

        Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on TAT’s operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity. The future effect of this deterioration and violence on the Israeli economy and TAT’s operations is unclear. Since June 2007, when Hamas effectively took control of the Gaza Strip, there have been extensive hostilities along the Gaza Strip. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on TAT’s business, financial conditions and results of operations.

        Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and TAT is precluded from marketing its products to these countries. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on TAT’s operations, TAT’s financial results or the expansion of TAT’s business.

TAT may be adversely affected by a change in the exchange rate of the NIS against the dollar. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on TAT’s profitability and period to period comparisons of TAT’s results.

        TAT’s financial statements are stated in dollars, while a portion of TAT’s expenses, primarily labor expenses, is incurred in NIS and a part of TAT’s revenues are quoted in NIS. Additionally, certain assets, as well as a portion of TAT’s liabilities, are denominated in NIS. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on TAT’s profitability and period to period comparisons of TAT’s results. TAT’s results may be adversely affected by the devaluation of the NIS in relation to the dollar (or if such devaluation is on lagging basis), if TAT’s revenues in NIS are higher than TAT’s expenses in NIS and/or the amount of TAT’s assets in NIS are higher than TAT’s liabilities in NIS. Alternatively, TAT’s results may be adversely affected by an appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if the amount of TAT’s expenses in NIS are higher than the amount of TAT’s revenues in NIS and/or the amount of TAT’s liabilities in NIS are higher than TAT’s assets in NIS.

TAT’s results of operations may be negatively affected by the obligation of its personnel to perform military service.

        Many of TAT’s employees and some of TAT’s directors and officers in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. TAT’s operations could be disrupted by the absence for a significant period of one or more of TAT’s executive officers or key employees or a significant number of other employees due to military service. Any disruption in TAT’s operations could adversely affect TAT’s business.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

        TAT is incorporated under Israeli law. The rights and responsibilities of holders of TAT’s ordinary shares are governed by TAT’s memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, each shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder of an Israeli company, or a shareholder who knows that he or she possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, has a duty of fairness toward the company. However, Israeli law currently does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is relatively little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Israeli law may delay, prevent or make difficult an acquisition of TAT, which could prevent a change of control and, therefore, depresses the price of TAT’s shares.

        Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to TAT or to some of TAT’s shareholders. These provisions of Israeli law may delay, prevent or make difficult an acquisition of TAT, which could prevent a change of control and therefore depress the price of TAT’s shares.

Investors and TAT’s shareholders generally may have difficulties enforcing a U.S. judgment against TAT, TAT’s executive officers and directors or asserting U.S. securities laws claims in Israel.

        TAT is incorporated in Israel and all of TAT’s executive officers and directors reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, all of TAT’s assets and most of the assets of TAT’s executive officers and directors are located outside the United States. Therefore, a judgment obtained against TAT or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those and similar acts.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, TAT may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

        As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, TAT is permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on The NASDAQ Capital Market, TAT may follow TAT’s home country law, instead of the NASDAQ Marketplace Rules, which require that TAT obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of TAT, certain transactions other than a public offering involving issuances of a 20% or more interest in TAT and certain acquisitions of the stock or assets of another company.

Item 4.	Information on the Company

History and Development of TAT

        TAT was incorporated under the laws of the State of Israel in April 1985 under the name Galaxy Graphics Ltd. TAT changed its name to Galagraph Ltd. in August 1986 and to TAT Technologies Ltd. in May 1992. TAT is a public limited liability company under the Israeli Companies Law 1999-5759, or the Israeli Companies Law, and operates under this law and associated legislation. TAT’s registered offices and principal place of business are located at Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel and its telephone number is +972-8-8268-500. TAT’s address on the Internet is www.tat.co.il. The information on TAT’S website is not incorporated by reference into this annual report.

        TAT was founded in 1985 to develop the computerized systems business of its parent company, TAT Industries Ltd. (or TAT Industries), a publicly held Israeli corporation engaged in the manufacture and sale of aeronautical equipment. In December 1991, TAT acquired the heat exchanger operations of TAT Industries and in February 2000, TAT entered into an agreement to purchase the operations of TAT Industries relating to the manufacture of aviation accessories and to lease certain of its properties.

        In March 1987, TAT completed the initial public offering of its securities in the United States. TAT was listed on the NASDAQ Global Market (then known as the NASDAQ National Market) from its initial public offering until July 1998 when the listing of TAT’s ordinary shares was transferred to the NASDAQ Capital Market. Since August 2005 TAT’s shares have been traded on the TASE.

        In July 2007, TAT’s U.S. subsidiary, Limco, completed an initial public of its shares of common stock and since then Limco’s shares have been listed on the NASDAQ Global Market (symbol: LIMC). In connection with the initial public offering, Limco sold an aggregate 4,205,000 shares of its common stock (including over allotment option shares) and TAT sold an aggregate 855,000 shares of Limco’s common stock held by TAT (including over allotment option shares), at a price to the public of $11.00 per share. Net proceeds to Limco from the offering were approximately $41.5 million and net proceeds to TAT from the offering were approximately $8.7 million. As a result, TAT recognized a capital gain of approximately $26.4 million net of taxes of $1.5 million for the year ended December 31, 2007. TAT currently owns 61.8% of the shares of common stock of Limco.

        On December 19, 2007, the controlling interest in TAT Industries, TAT’s controlling shareholder, was sold. Mr. Shlomo Ostersetzer, the former Chairman of TAT’s Board of Directors and TAT’s former President, and Mr. Dov Zeelim, the former Vice Chairman of TAT’s Board of Directors and TAT’s former Chief Executive Officer, directly and through companies wholly owned by them, sold an aggregate of 1,488,456 ordinary shares of TAT Industries or 60.41% of its then outstanding ordinary shares, to Isal Amlat. The agreement between Isal Amlat and Mr. Zeelim, as amended on December 31, 2007, provided Mr. Zeelim with a put option with respect to 102,856 ordinary shares of TAT Industries then held by Mr. Zeelim that was exercisable after January 1, 2010. Pursuant to an agreement between Isal Amlat and Mr. Zeelim entered into in May 2008 in connection with Mr. Zeelim’s resignation from the office of Chief Executive Officer of TAT, Mr. Zeelim exercised his put option on June 12, 2008 and the 102,856 ordinary shares subject to the option were purchased by Isal Amlat. Isal Amlat currently controls 79.3% of TAT Industries.

        On December 19, 2007, Isal Amlat purchased 600,000 ordinary shares or 9.2% of TAT’s then outstanding ordinary shares, from FIMI Opportunity Fund, or FIMI. The agreement between Isal Amlat and FIMI also provided for a mutual call and put option exercisable after one year with respect to the remaining 241,443 ordinary shares of TAT (approximately 3.7% of TAT’s outstanding shares) beneficially held by FIMI. On December 20, 2007, Isal Amlat purchased from Mr. Dov Zeelim, the former Vice Chairman of TAT’s Board of Directors and TAT’s former Chief Executive Officer, 45,000 ordinary shares of TAT. Isal Amlat is currently the beneficial holder of 70.7% of TAT’s outstanding shares, 12.0% of such shares are held directly by it and 58.7% of such shares are held directly by TAT’s parent company TAT Industries.

        On July 17, 2008 Isal Amlat and FIMI amended the terms of their agreement to provide that the put and call options provided for under the agreement, which were exercisable for one year, would be divided into two tranches. Accordingly, 141,443 of TAT’s ordinary shares were purchased by Isal Amlat in December 2008 at a price per share of $19.343 and with respect to the remaining 100,000 of TAT’s ordinary shares subject to the option, or the second tranche shares, FIMI received a put option enabling it to require Isal Amlat to purchase such shares during a period of one month, commencing December 20, 2009. It was further agreed that if FIMI does not exercise such put option, then Isal Amlat has a call option with respect to the second tranche shares, enabling it to purchase such shares during a period of one month, commencing on the termination of the put option. The second tranche shares will be purchased at a price per share of $19.343 plus interest, as set forth in the agreement between the parties.

        In March 2008, TAT’s Board of Directors approved the reorganization of TAT’s OEM of heat transfer products division through the spinoff of operations in the area of the manufacture and repair of aviation related equipment and aircraft accessories to a newly formed wholly owned subsidiary in Israel. As part of the reorganization, TAT will transfer all of its assets and liabilities relating to such business activity to the new subsidiary. The transfer is subject to certain approvals. For the transfer to be exempt from tax under the Israeli Tax Ordinance, TAT and the new subsidiary will be subject, for a period of two years from the consummation of the transfer, to the following restrictions: (i) TAT will not be entitled to dispose of more than 10% of TAT’s holdings in the new subsidiary (subject to dilution of TAT’s holdings in the new subsidiary of up to 51% as a result of a public offering of the subsidiary, taking into account dilution under section (iii) below)); (ii) the new subsidiary will not be permitted to dispose of the assets transferred to it; and (iii) the new subsidiary will not be permitted to issue shares to any third party who was not a shareholder of such subsidiary prior to such issuance as a result of which such party will hold more than 25% of its outstanding share capital. The proposed reorganization has not yet been consummated.

        On August 18, 2008, following a series of transactions explained below, TAT acquired 70% control in Bental.

        On March 27, 2008, TAT entered into an agreement with Bental Investments Cooperative Agricultural Society Ltd., (“Bental Investments”), to purchase from it 27% of the outstanding shares of Bental, together with a call and put option for another 18% of the outstanding shares of Bental held by Bental Investments. The call option, which was exercised on March 30, 2009, was for a period of four years commencing January 1, 2009 for an exercise price $2,250,000, and the put option was for a period of two years commencing January 1, 2011 for $2,138,000 (both subject to certain exchange rate adjustments). The exercise prices carried interest of 2% per annum.

        On April 15, 2008, TAT entered into an agreement to purchase additional 10% of the outstanding shares of Bental from Mivtach Shamir Investments (1993) Ltd., (“Mivtach”), subject to the completion of the acquisition from Bental Investment.

        Following approvals received, the foregoing transactions with Bental Investments and Mivtach were consummated on May 21, 2008, as a result of which TAT paid in cash a total of $5,144,000.

        On August 18, 2008, following the approval of the shareholders meeting of TAT Industries (the parent company), TAT acquired additional 15% shareholding in Bental from TAT Industries, its controlling shareholder, for a cash consideration of $1,893,000, which was based on the price agreed for the shares in the above transactions.

        The acquisition of Bental shares was financed by loans in a total amount of $6.25 million received from Bank Mizrahi and TAT’s resources.

        The agreement with Bental Investment provides also for the payment of additional consideration by TAT, to be paid in the event that during the three year period following the closing of the transaction TAT will consummate an “exit,” as such term is defined in the agreement, Bental Investments will be entitled to additional consideration for the shares and call option shares (if purchased) equal to a certain percentage of the difference between the price per share that TAT paid for such shares and the price per share paid in the exit transaction (30% if the exit is within one year of the closing, 20% if the exit is within two years of the closing and 10% if the exit is within three years of the closing).

        On December 24, 2008, TAT’s Board of Directors authorized the repurchase by TAT of up to $3.0 million of its ordinary shares. TAT did not repurchase any shares pursuant to such repurchase plan.

        On March 11, 2009, TAT’s Board of Directors adopted a stock repurchase plan under Rule 10b5-1 of the Securities Exchange Act of 1934. This plan replaced the Board of Director’s authorization to repurchase shares announced on December 24, 2008, which was terminated. On March 26, 2009 this 10b5-1 plan was also terminated, with 4,650 shares having been purchased.

        On April 3, 2009 TAT entered into an Agreement and Plan of Merger with Limco and LIMC Acquisition Company, a Delaware corporation and a wholly-owned subsidiary of TAT, pursuant to which TAT (which presently owns 61.8% of Limco’s common stock) will acquire all of the publicly held shares of common stock of Limco pursuant to a stock for stock merger. Under the terms of the merger agreement, Limco’s stockholders will receive one half of an ordinary share of TAT for each share of Limco common stock they own. Following the merger, Limco will become a wholly owned subsidiary of TAT. TAT anticipates the merger to be consummated in the third quarter of 2009.

A.	Business Overview of Gedera and Bental

Overview

        TAT provides a variety of services and products to the military and commercial aerospace and defense industries through its Gedera facility, as well as through its subsidiaries, Bental, in Israel, and Limco in the U.S.

Gedera Facility

        Gedera provides OEM products and services to the aerospace and defense industries. The main OEM activity of Gedera is the manufacture of a complete line of heat transfer components, including heat exchangers, pre-coolers, oil coolers and cold plates, or heat transfer components. Heat transfer components facilitate the necessary removal and dissipation of heat generated during the operation of mechanical and electronic systems. Gedera’s heat transfer components are generally integrated into a complete cooling system. Using Gedera’s technological expertise, Gedera designs each of its heat transfer products to meet the specific space, power, performance and other needs of its customers. Gedera’s heat transfer components are marketed worldwide for applications in commercial and military aircraft and electronic systems, the primary users of such equipment. Gedera’s customers include Liebherr-Aerospace Toulouse S.A., or Liebherr, Boeing McDonnell Douglas Aerospace, or Boeing, Israel Aircraft Industries, or IAI, and Cessna Aircraft Company, or Cessna, as well as the United States Air Force and Navy. Such customers typically enter into supply contracts with Gedera pursuant to which Gedera manufactures specified heat transfer components in connection with the customers’ production or retrofitting of particular aircraft equipment. Such supply contracts are generally long term engagements that may have terms of ten years or more.

        As part of its OEM activities, Gedera is also engaged in the design, development and manufacture of complete environmental control systems and cooling systems. This product line principally includes ground cooling systems (used in military facilities, tents, vehicles and other military applications) and Vaport Cycle air conditioning systems (or ECS – Environmental Cooling Systems) used in light aircraft.

        In addition, Gedera designs, develops and manufactures aviation and flow control accessories. These accessories include fuel components, such as valves and pumps, secondary power systems, various instrumentation and electronic assemblies. Customers for Gedera’s aviation accessories include Lockheed-Martin Corp, Teledyne Continental Motors, the Israeli Air Force, IAI, as well as the United States Air Force and Navy.

        Gedera relies on highly qualified personnel and strong engineering, development and manufacturing capabilities that enable it to support its customers from the early stages of development of their product and system specifications.

        TAT estimates the size of the markets in which Gedera operates to be significant based on the scope of development projects and purchasing processes of its customers. Many of the projects Gedera is engaged in are lengthy and complex, which account for its long term supplier relationships and the customer loyalty it enjoys. TAT plans to expand its Gedera operations in the OEM segment, among other things, by transitioning from the manufacture of stand alone components to the development and manufacture of complete systems.

        Gedera also provides limited MRO services for military and commercial customers, mainly for aviation accessories as well as for certain heat transfer components. Gedera currently overhauls emergency power systems, hydrazine tanks, jet fuel starters, and cooling turbines and valves for F-16s. In addition, Gedera overhauls anti-icing valves and starters for the Apache helicopter. Customers for Gedera’s MRO services include the Israeli Air Force, IAI, NATO, as well as the Untied States Air Force and Navy.

Bental

        Through its subsidiary, Bental, TAT is also an OEM of a wide range of innovative electric motion systems for the defense, aerospace and industrial markets. Bental designs and manufactures high performance, high precision motion systems and sub-systems that operate under challenging conditions. Bental specializes in innovative motion technologies such as brush and brushless motors, permanent magnet generators, electronic drivers and controllers, servo actuators, stabilized payload systems and more. Bental’s products are integrated into various platforms and applications, including turret and gun control systems for armored fighting vehicles (AFVs), unmanned armed vehicles (UAVs), missiles, jet engines, cryogenic coolers for thermal imaging systems, optical systems, rotational drives for large antennae pedestals and more.

        Bental is a certified supplier to IAI, Rafael, Raytheon, Elbit Systems, Pall Aeropower, Kodak (Creo), IBM, Galileo Avionica and others. Bental targets both the military and the commercial markets. Bental’s customers include military forces, defense industries, commercial manufacturers of military equipment, commercial airlines, aircraft manufacturers, and other manufacturers of machinery. Bental targets the market for aviation applications and the market for ground applications. TAT estimates the size of Bental’s market for its products to be significant based on the scope of development projects and purchasing processes of its customers. Many of the projects Bental is engaged in are lengthy and complex, which account for its long term supplier relationships and the customer loyalty it enjoys.

        Bental’s products have to comply with severe performance requirements, environmental conditions, quality assurance and industry standards. Bental usually manufactures relatively small series of products, custom designed for specific customer orders. Bental’s products are designed either of its own initiatives or pursuant to customer specifications. Bental relies on highly qualified personnel and strong engineering, development and manufacturing capabilities that enable it to support its customers from the early stages of development of their product and system specifications.

        Bental plans to expand its OEM operations, among other things, by transitioning from the manufacture of stand alone components to the development and manufacture of complete systems. Given the size of the markets in which Bental operates and which Bental is targeting.

Business Strategy

TAT’s principal strategy is as follows:

—	Enhancing OEM Capabilities – TAT, through Gedera and Bental, intends to capitalize on its technical expertise, experience and reputation in the heat transfer components market to expand the scope of its OEM offerings both in the airborne and ground segments. TAT also intends to transition from the manufacture of single components to the development and manufacture of complete systems.

—	Increasing Market Share – TAT plans to continue its aggressive marketing efforts for new customers as well as to enhance its activities with its flagship customers. As part of TAT’s efforts to achieve greater penetration in the international markets, TAT intends to expand its marketing presence in Western Europe, which is TAT’s second largest market, and to substantially increase its presence in other Asian as well as South American nations, which are fast growing markets where TAT has had limited sales to date.

—	Effective synergy among group members – TAT will continue to enhance the synergies between its various businesses by, among other things, using Gedera’s OEM design capabilities to provide Limco enhanced capabilities to repair heat exchanger systems and components, enabling Limco to compete more effectively in the industry and supplying to Limco heat exchanger components which enable Limco to reduce prices on cores. In addition, TAT believes that its acquisition of Bental provides it significant growth potential and plans to effectively capitalize on its affiliation with Bental to enhance its growth potential by penetrating new markets such as the market for ground base systems and introducing technologically innovative products to its existing customers.

—	Organic growth and M&A – In addition to growing the existing businesses of Gedera, Limco and Bental, TAT also believes that additional acquisition opportunities exist that will complement its OEM and MRO businesses. TAT will continue to pursue targeted complementary business acquisitions which will broaden the scope and depth of its OEM and MRO operations and increase its market share.

Products and Services

Gedera

        Gedera manufactures a wide range of heat transfer components used in aircraft, air conditioning systems, complete environmental control systems and cooling systems for electronics for military uses. These parts are manufactured in compliance with all of the stringent quality assurance standards that apply to the manufacture of aircraft parts. Gedera’s quality systems comply with ISO 9001, AS9100, Boeing quality systems approval D6-82479 and FAR 21.303 (the FAA standard for Parts Manufacturer Approval).

Heat transfer components

        Gedera manufactures a wide range of heat transfer components. Gedera specializes in the design and manufacturing of highly efficient, compact and reliable heat transfer components that are designed to meet stringent constraints such as size, weight and applicable environmental conditions. Heat transfer components, such as heat exchangers, precoolers, evaporators, oil coolers and cold plates, are integral components of a wide variety of environmental control systems and mechanical and engine systems, as well as a wide range of electronic systems. These systems generate heat during operation that must be removed and dissipated. Heat transfer components facilitate the exchange of the heat created through the operation of these systems by transmitting the heat from a hot medium (air, oil or other fluids) to a cold medium for disposal.

        In the aerospace industry, there is a constant need for improvements in performance, weight, cost and reliability. In addition, as electronic systems become smaller and more densely packed, the need for sophisticated and efficient heat transfer components to provide the cooling functions becomes more critical. Using Gedera’s technological expertise, TAT believes it is well positioned to respond to these industry demands through continued new product development and product improvements.

        Gedera’s principal heat transfer components products include air-to-air heat exchangers and precoolers and liquid-to-air heat exchangers. Typically, the air-to-air heat exchangers and precoolers cool a jet engine’s hot “bleed air” which, when cooled, is then used in the aircraft’s air conditioning, pressurization and pneumatic systems. The liquid-to-air heat exchangers cool liquids such as engine oil, hydraulic oil and other liquid coolants used in other systems.

        Gedera provides one to all of the different types of heat transfer components in certain aircraft. Wide body planes require generally seven different types of heat transfer components, while regional aircraft and helicopters contain approximately three types. Gedera’s heat exchangers and precoolers, which are types of heat transfer components found in most aircraft, are generally sold for between $1,000 and $20,000 per unit. A substantial portion of Gedera’s heat transfer components are sold to customers in connection with the original manufacture or retrofitting of particular aircraft equipment. Gedera generally enters into long-term supply contracts with its customers, which require Gedera to supply heat transfer components as part of a larger project.

        Gedera also manufactures heat dissipation equipment, such as evaporators, cold plates, cooling chests, heat sinks and old walls (which may be air-to-air, liquid-to-air or liquid-to-liquid), which control and dispose of heat emitted by the operation of various electronic systems. These heat dissipation products are currently utilized mainly in radar systems, avionics, electronic warfare systems and various pods for targeting, navigation and night vision.

        Gedera’s customers for heat transfer components include: Liebherr, Boeing, IAI, Cessna, Bell Helicopter, or Bell, and Raytheon Aircraft Company, or Raytheon, as well as the United States Air Force and Navy. As a result of the specialized nature of the systems in which Gedera’s parts are included, spare and replacement parts for the original heat transfer systems are usually provided by Gedera.

Aviation and flow control accessories

        Gedera is also engaged in the design, development and manufacture of aviation and flow control accessories. These accessories include fuel component systems, such as valves and pumps, secondary power systems, various instrumentation and electronic assemblies. Gedera’s customers for the design, development and manufacture of aviation and flow control accessories include Lockheed-Martin, Boeing, Teledyne, the Israeli Air Force, IAI, as well as the U.S. Air Force and Navy.

Cooling and air-conditioning systems

        Gedera is also engaged in the design, development and manufacture of complete environmental control systems and cooling systems. This product line includes ground cooling systems used in military facilities, tents, vehicles and other military applications. It also includes Vapor Cycle air conditioning systems (or ECS – Environmental Cooling Systems) used in light aircrafts. Gedera offers mobile cooling and air conditioning solutions for military applications such as mobile command and control units, command and control vehicles, armored vehicles, mobile broadcast units, mobile hospitals, etc. In addition, Gedera offers air conditioning systems for light airplanes and helicopters, either as part of the development process of new aircraft units or as an upgrade for existing aircraft units. Gedera designs, develops and manufactures the air conditioning systems based on customer specifications, while providing a wholesome engineering solution, and in accordance with strict military and civil standards. Gedera’s systems are used for military applications in Israel and abroad and are tested under strict standards and in battle field proven conditions.

Bental

        TAT conducts significant OEM operations through its Bental subsidiary in Israel. Bental designs, develops and manufactures a wide range of innovative motion systems and other electro-mechanical solutions for the defense, aerospace and industrial markets. Bental’s primary product lines are electric motors, actuators and alternators, that include, among others, the following list of products: customized electrical motors, alternators, drivers, actuators, stabilized payload control systems, propulsion motors, starter generators, blowers, turret & gun control system motors and more. Such products are integrated into various platforms and applications such as turret & gun control systems and other systems of military ground vehicles, unmanned aerial vehicle (UAV’s), missiles, jet engines, cryo-coolers for thermal imaging systems, optical systems, rotational drives for large antennae pedestals, medical equipment, semi conductor’s industry – process, testing and quality assurance equipment, large printing machines, diamond polishing spindles, custom designed solutions. Bental’s customers include IAI, Rafael, Raytheon, Elbit Systems, Pall Aeropower, Kodak (Creo), IBM, Galileo Avionica and others. Bental’s products are manufactured based on customer specifications, often with special performance requirements which are suited for extreme environmental conditions for military and commercial applications. Bental’s products are manufactured in compliance with ISO 9001-2000 and are subject to strict quality control and inspection procedures that are carried out through all steps of design and manufacture.

Electric Motors

        Bental develops, designs and manufactures different types of electric motors for use in an array of motion systems which are designed to comply with special performance requirements and be suited for extreme environmental conditions for military ground equipment and remote-piloted vehicle applications. Bental also develops, designs and manufactures electric motors for special uses for customers in the commercial segment. In addition, Bental provides maintenance and repair services for the equipment manufactured by it. Bental also imports mass produced motors in large quantities pursuant to special orders from its customers in Israel.

Actuators

        Bental develops, designs and manufactures an array of actuators for unmanned aerial vehicles and remote-piloted vehicle and other aerospace applications, suited special performance requirements and extreme environmental conditions.

        Bental’s Rotary Servo Actuator (RSA) systems are developed with tactical UAV manufacturers in mind. The RSA systems are high performance, low-weight compact servo actuators used for various aviation and UAV applications. The systems include motor, reduction gear, feedback sensor and electronic servo control & amplifier.

Alternators

        Bental develops, designs and manufactures different types of alternators for automatic pilot and other military applications, which are suited for special performance requirements and extreme environmental conditions.

        The product line of brushless direct current alternators is based on rare earth magnet technology. The systems are capable of supplying very high power. The alternator product family is designed to serve the challenging aerospace and other defense applications. Bental’s systems are comprised of the alternator and GCU (Generator Control Unit).

Customers

General

        Gedera and Bental target both the military and commercial markets. Their customers include military forces, defense industries, commercial manufacturers of military equipment, commercial airlines, aircraft manufacturers, and other manufacturers of electronic systems, aviation units and machinery in the U.S., Europe and Israel.

Major Customers

        Gedera and Bental provide OEM services worldwide to customers in the commercial, military and industrial markets. Gedera and Bental currently sell their OEM products and systems to approximately 200 commercial, military, aircraft manufacturers and defense contractors. Five customers accounted for approximately 46%, 41% and 52% of Gedera’s and Bental’s combined revenues for the years ended December 31, 2008, 2007 and 2006, respectively, such combined revenues attributable to the consolidation of Bental operations commencing from August 18, 2008.

        One customer in 2008, one customer in 2007 and three customers in 2006 accounted for more than 10% of Gedera’s and Bental’s combined revenues on a consolidated basis for such periods, respectively.

        In many cases, the development projects and purchasing processes of the OEM customers of Gedera and Bental are lengthy and complex and accordingly, Gedera and Bental are engaged in long term supply contracts with several of their material customers. These agreements provide for delivery schedules that are customized for the relevant product or service. With some of their customers, Gedera and Bental enter into master purchase orders in which the anticipated supply quantities as well as the prices for the supplied products are determined for a certain period, and the actual purchase orders are fulfilled based on customer demands from time to time. In addition, Gedera and Bental also enter into master agreements that determine supply quantities and prices for a set period, but under which the customer is not obligated to purchase any quantity of products.

        Gedera and Bental have a large and diverse customer base and therefore, TAT believes that the termination by any one or more of the material customers of Gedera and Bental of their relationship with such businesses, will not materially affect Gedera’s and Bental’s combined results of operations. Due to the long term relationships of Gedera and Bental with their customers, their relative financial stability and their high level of loyalty to Gedera and Bental, TAT anticipates that the risk of customer terminations is low. Gedera and Bental also make significant efforts to penetrate new markets and to broaden their customer base in order, among other things, to allocate the risk of relying on a small number of customers.

Military Contracts

        Sales to the U.S. and Israeli governments accounted for approximately 5.8% and 1.6% of Gedera’s and Bental’s combined revenues for the year ended December 31, 2008, 4.2% and 5.8% of their combined revenues for the year ended December 31, 2007 and 3.8% and 5.5% of their combined revenues for the year ended December 31, 2006, respectively.

        Many of the contracts of Gedera and Bental are competitively bid and awarded on the basis of technical merit, personnel qualifications, experience and price. Gedera and Bental also receive some contract awards involving special technical capabilities on a negotiated, noncompetitive basis due to their technical capabilities.

        Gedera and Bental provide products under government contracts that usually require performance over a period of several months to several years. Long-term contracts may be conditioned upon continued availability of congressional appropriations. Variances between anticipated budget and congressional appropriations may result in a delay, reduction or termination of these contracts.

        The vast majority of the governmental contracts to which Gedera and Bental are parties to are fixed-price contracts. Under these contracts Gedera and Bental agree to perform specific work for a fixed price and, accordingly, realizes the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. The allowable government contract costs and fees of Gedera and Bental are subject to audit and may result in non-reimbursement of some contract costs and fees.

        The eligibility of Gedera and Bental to perform under their government contracts require Gedera and Bental to maintain adequate security measures. Gedera and Bental have implemented security procedures that they believe adequately satisfies the requirements of their current federal government contracts.

Sales and Marketing

Gedera

        Gedera derives its revenues mainly from sales to customers in the United States, Israel and Europe.

        The below table details Gedera’s geographic revenues for years ended December 31, 2008 and 2007, before elimination of intercompany sales of $5.8 million and $4.5 million, respectively.

	Year Ended December 31,
	2008		2007
Geographic Region	Revenues in Thousands	Percentage	Revenues in Thousands	Percentage
	Unaudited		Unaudited

North America	$13,836	49.7%	$12,418	52.9%
Europe	5,241	18.8	3,589	15.2
Israel	7,607	27.3	7,369	31.4
Asia	1,173	4.2	111	0.5
Other	-	-	2	-

Total	$27,857	100%	$23,489	100%

Bental

        Bental derives its revenues mainly from sales to customers in Israel. The below table details Bental’s geographic revenues for years ended December 31, 2008 and 2007, out of which $9,758 and $0 were included in TAT’s consolidated financial statements, respectively.

	Year Ended December 31,
	2008 *		2007
Sources of Revenues	Revenues in Thousands	Percentage	Revenues in Thousands	Percentage
	Unaudited		Unaudited

North America	$273	0.8%	$1,754	10.7%
Europe	807	2.5	705	4.3
Israel	30,908	96.2	13,886	85.0
Other	164	0.5	-	-

Total	$32,152	100%	$16,345	100%

*	A significant portion of Bental’s 2008 revenues were generated from one customer. There can be no assurance that revenues from such project will continue to be generated at this pace.

        Gedera and Bental market their products and services through their respective marketing staff and a worldwide network of independent representatives. Gedera’s and Bental’s representatives are strategically located near key customer sites in offices throughout the United States, Europe, the Middle East, Asia and South America. Gedera’s and Bental’s staff is in regular contact with engineering and procurement personnel and program managers of existing and target customers to identify new programs and needs for its products, obtain requests for quotations and identify new product opportunities. Gedera’s and Bental’s marketing activities also include advertising in technical publications which target heat transfer components and related markets, attending exhibitions, trade shows and professional conferences, organizing seminars and direct mailing of advertisements and technical brochures to current and potential customers.

Backlog

        On December 31, 2008 Gedera and Bental (on a combined basis) had a backlog of approximately $23 million for products to be delivered at December 31, 2008. TAT anticipates that approximately $18 million of such backlog will be delivered by December 31, 2009 and approximately $5 million will be delivered by December 31, 2010.

Product and Service Warranties

        Gedera and Bental provide warranties for their products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product. To date, Gedera’s and Bental’s warranty costs have not been substantial. As of December 31, 2008, the combined warranty reserve for Gedera and Bental was $429,000, out of which $300,000 of its warranty reserve was allocated for coverage of contractual obligations to repairs and replacement of a product for a certain customer.

Competitive Environment

Gedera

        The aerospace OEM industry in general and specifically, the military market, are characterized by intense competition and the need to constantly be in the forefront of technological innovations in order to be able to offer advanced and attractive products. Competition in this market is also based on price, quality and turn-around time. TAT estimates the size of Gedera’s market to be significant based on the scope of development projects and purchasing processes of the potential customers. TAT estimates that due to the high barriers to entry to the aerospace OEM market, which include the need for highly qualified and trained personnel, technologically advanced facilities and the need to obtain appropriate governmental approvals, there is a small number of competing suppliers in the markets in which it operates. The nature of the projects in the OEM industry, which are often time consuming and complex also require long term supplier relationships and customer loyalty in order to succeed.

        Gedera’s competitors in the global OEM aerospace market can be divided into two main groups;

—	Whole system manufacturers that either independently or through subcontractors, manufacture components (such as heat exchangers) for the complete system or product systems they manufacture. These companies will compete with Gedera on projects where the components Gedera develops are part of the complete product or system (such as an aircraft air conditioning system), but it is unlikely that such companies will compete with Gedera in projects where there is a specific requirement for a stand-alone component.

—	Component manufacturers for which the manufacture of components (such as heat exchangers) is the main business (and which are normally placed in the “value chain” one level below the system manufacturers). These companies will usually not compete with Gedera on projects for complete products or systems in which their manufactured component constitutes a small part of the complete product or system, mainly due to their inability to move up the “value chain” from a component supplier to a whole system manufacturer. These companies are likely to compete in projects where there is a specific requirement for a stand alone stand aviation component (such as a heat exchanger) and in tenders by manufacturers of complete systems or products for sub-contractors.

        The major competitors of Gedera in the area of OEM of Heat Transfer products include manufacturers in the field in the U.S. such as Honeywell, Hughes-Treitler division of Ametek Inc., Lytron Inc., Kintex, Niagra Thermal, Hamilton Sundstrand, Stewart Werner South Wind Corp., United Aircraft Products and Triumph Thermal Systems, manufacturers based in Europe such as I.M.I. Marston Ltd., Dunlop Aerospace (including Serck Aviation) and manufacturers based in Asia such as Sumitomo Precision Products from Japan. Such competitors may enjoy competitive advantages over Gedera, such as:

—	the ability to adapt more quickly to changes in customer requirements and industry conditions or trends;

—	greater access to capital;

—	stronger relationships with customers and suppliers;

—	better name recognition; and

—	access to superior technology and marketing resources.

Bental

        The market in which Bental operates is highly competitive and is characterized by large customers that are related to the defense and/or aerospace ministries in their countries. Bental’s market is also subject to strict import and export regulations and to the budgetary constraints imposed by the governments of such countries. Bental is required to constantly be at the forefront of the technological innovations in order to be able to offer advanced innovative products to its customers. Bental’s operations require highly qualified and trained engineering, manufacturing, information and quality assurance personnel.

        An analysis of the market participants in the global market of electric motion systems shows that it is comprised mainly of large companies that provide standard products and a small number of companies that provide special customized solutions. With respect to the markets outside Israel, the providers of the systems in which Bental’s products are integrated tend to prefer local manufacturers for the purchase of the components and therefore, the penetration of these markets require product innovation. In the Israeli market, the competition is mainly against imported components. Bental’s major competitors in this segment are: for electric motors – Danaher Motion – Kollmorgen (USA), Artus Pacific Scientific (Europe), Moog Components Group (USA) Aveox (USA), Ametek (USA), ICPE (Europe); For actuators – Kearfott Corp. (USA), Moog Components Group (USA), Pegasus Actuators (Europe), M.T.C Ltd. (Israel); For Alternators – Sullivan Products (USA), Prestolite (USA), Sermat (Europe).

Competitive Strengths

We believe that Gedera’s and Bental’s success can be attributed to several critical factors, including the following:

—	Active efforts to preserve its customer base in existing projects, while actively making efforts to broaden and increase its engagements with such clients.

—	Conducting marketing activities geared at penetrating new geographical markets and obtaining new customers, while taking advantage of the unique knowledge and expertise that Gedera and Bental gained in various areas.

—	Entering into additional related operating segments that will enable Gedera and Bental to fulfill its growth potential.

—	Providing its customers with the best value, including competitive prices, by tailoring service packages that combine the design and planning of an OEM component, the manufacture of such component, and the provision of maintenance services.

—	Constant search for new technologies and manufacturing techniques in the heat exchanger segment.

—	Innovations and improvements geared at enhancing the quality and performance of Gedera’s and Bental’s existing products.

—	Cutting delivery times and reducing costs.

—	Entrepreneurship and innovation in the development of new products in an effort to become a market leader and to enter into long term platforms.

Bental provides TAT with the following additional unique competitive advantages:

—	Bental enhances TAT’s ability to penetrate new markets such as the commercial aerospace market in addition to the military market, and the market for ground base systems in addition to the aerospace market.

—	Bental’s entrepreneurial nature also possesses significant growth potential by introducing innovative and unique products such as stabilized payload systems.

Engineering and Manufacturing

        As of December 31, 2008 Gedera and Bental employed 286 persons engaged in engineering and manufacturing, repair, and testing of products (out of a total of 321 employees). TAT believes that Gedera’s and Bental’s engineering staff provides them with the ability to support their customers with innovative and efficient products while maintaining short product development cycles, high quality design and competitive pricing.

        Gedera’s engineering staff has extensive knowledge and experience related to its heat transfer components. Most of Gedera’s product lines have a designated project manager who is an experienced engineer and is in charge of all the activities in his area. The product manager interfaces with the customer, engineering department, manufacturing department and vendors, and is responsible for all aspects of the program including scheduling, adherence to specifications, customer support and reporting.

        In general, Gedera has manufacturing capabilities for most of the components of its heat transfer components. Gedera also manufactures the necessary tools, fixtures, test equipment and special jigs required to manufacture, assemble and test these products. Gedera developed proprietary design techniques which assist in the mechanical design and manufacturing of its products. All of Gedera’s products are inspected and tested by trained inspectors using highly sophisticated test equipment in accordance with customer requirements.

        Gedera is dependent upon single sources of supply of certain components and seek to maintain an adequate inventory of all imported components. Prior to January 1, 2008, Gedera’s operations employed the services of a purchasing agent, which was a corporation wholly-owned by certain former officers and directors of TAT and a current officer of TAT. As of January 1, 2008, such purchasing services are provided by TAT-GAL Inc., a California wholly-owned subsidiary of TAT that TAT established for this purpose. TAT-GAL Inc. is entitled to 5% of the purchase price of all acquisitions that Gedera makes.

Research and Development

        The technological developments in the markets in which Gedera and Bental operate increase the need to constantly examine the use of new materials and technology in an effort to improve both the physical characteristics of the products (size, weight), as well as their performance (optimal heat transfer, higher reliability and increased lifespan). Gedera and Bental try to attain such technological improvements in several areas in cooperation with their customers.

Source and Availability of Raw Materials and Spare Parts

        Gedera and Bental acquire most of the components for the manufacture of their products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States. Certain of these suppliers are currently the sole source of one or more components upon which Gedera and Bental are dependent. Since many of Gedera’s and Bental’s purchases require long lead-times, a delay in supply of an item can significantly delay the delivery of a product. Generally, Gedera and Bental have not experienced any particular difficulty in obtaining timely deliveries of necessary components. The raw materials used in Gedera’s and Bental’s manufacturing programs are generally readily available metals and alloys. Gedera and Bental have not had any difficulty in obtaining such materials in the past. Gedera and Bental depend on a limited number of suppliers of components for their products and if Gedera and Bental are unable to obtain these components when needed, Gedera and Bental would experience delays in manufacturing their products and their financial results could be adversely affected.

        Gedera and Bental select their suppliers primarily based on their ability to ensure that their parts are serviceable and traceable to OEM-approved sources, their delivery performance and their ability to help Gedera and Bental reduce their total cost of procuring those parts. For quality control, cost and efficiency reasons, Gedera and Bental generally purchase supplies only from vendors with whom Gedera and Bental have ongoing relationships or who their customers have previously approved. Gedera and Bental have qualified second sources or have identified alternate sources for many of its parts services needs.

Israeli Export Policy

        Exports of military related products are subject to the military export policy of the State of Israel. Current Israeli Government policy encourages exports to approved customers, provided that such exports do not run counter to Israeli policy or national security considerations. Gedera and Bental must obtain a permit to initiate a sales proposal and ultimately an export license for the transaction is required. Gedera and Bental may not be able to obtain export permits or licenses in the future. In addition, governmental policy with respect to military exports may be altered. However, to date Gedera and Bental have not encountered any significant difficulties in obtaining necessary permits or licenses for sale of their products.

Proprietary Rights

        At the present time Gedera and Bental do not own any patents. Gedera and Bental rely on laws protecting trade secrets, and considers such items proprietary, but TAT believes that Gedera and Bental’s success depends less on the ownership of such proprietary rights than on their innovative skills, technical competence marketing and engineering abilities. Gedera and Bental have no existing material registered trademarks.

B.	Business Overview of Limco

Overview

        Limco was incorporated in Delaware on February 28, 2007 as a successor to Limco-Airepair, Inc., which was incorporated as an Oklahoma corporation in 1995. Prior to the consolidation of Limco-Airepair, Inc. into Limco, it transferred all of its assets and liabilities associated with its Oklahoma operations to a wholly-owned subsidiary, Limco-Airepair Inc., a newly formed Delaware corporation. In July 2005, Limco acquired Piedmont Aviation Component Services, Inc. (“Piedmont”), a company certified by the FAA to perform maintenance, repair and overhaul services on APUs, propellers and landing gear. Limco’s principal executive offices are located at 1031 East Mountain Street, Building 320, Kernersville, North Carolina 27824 and Limco’s telephone number is (336) 776-6360. Limco’s web address is www.limcopiedmont.com. The information contained on Limco’s website is not a part of this annual report.

        Limco provides maintenance, repair and overhaul, or MRO, services and parts supply services to the aerospace industry. Limco’s Federal Aviation Administration, or FAA, certified repair stations provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. Two of these repair stations are located in Tulsa, Oklahoma, and the other two are located in Kernersville and Winston-Salem, North Carolina. On February 9, 2009 Limco announced that it will relocate the Tulsa, Oklahoma operations to the location of its Piedmont operations in Kernersville, North Carolina. Limco anticipates closing the Tulsa operations before the end of 2009. In conjunction with Limco’s MRO services Limco is also an original equipment manufacturer, or OEM, of heat transfer equipment for airplane manufacturers and other selected related products. Limco’s parts services division offers inventory management and parts services for commercial, regional and charter airlines and business aircraft owners.

Business Strategy

        Limco’s strategy is to:

—	Expand the scope of its MRO services. Limco’s goal is to use its technical expertise, engineering resources and facilities to provide MRO services for additional types of aircraft and additional aircraft systems, subsystems and components and intends to devote additional financial resources to develop the required technical expertise to provide these additional MRO services.

—	Increase Limco’s international sales. As part of Limco’s efforts to achieve greater penetration in the international markets, its goal is to expand its marketing presence in Western Europe, which is Limco’s second largest market, and Limco is searching for opportunities to increase its presence in China and other East Asian nations, where Limco has had limited sales to date.

—	Selectively pursue acquisition opportunities. Limco believes that acquisition opportunities exist that will complement its MRO business. Limco will continue to pursue targeted complementary business acquisitions which will broaden the scope and depth of its MRO operations and increase its market share, although Limco has no present plans, proposals or arrangements with respect to any such acquisition.

—	Increase Limco’s cross-selling efforts. With the acquisition of Piedmont, Limco expanded its MRO services capabilities to include auxiliary power units or APUs, propellers and landing gear. The expansion of Limco’s MRO service offerings allows it to offer a more complete MRO service solution to its existing customer base. Consequently, Limco’s goal is to increase its cross-selling efforts and offer the full range of its services to the historical customers of Limco and the new customers Limco obtained with the acquisition of Piedmont.

Business Overview

        Limco provides MRO, services and parts supply services to the aerospace industry. Its FAA certified repair stations provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. Limco specializes in MRO services for components of aircraft, such as heat transfer components, APUs, propellers, landing gear and pneumatic ducting. In conjunction with its MRO services Limco is also an OEM, of heat transfer equipment for airplane manufacturers and other selected related products. Limco’s parts services division offers inventory management and parts services for commercial, regional and charter airlines and business aircraft owners.

MRO Services

        Limco provides services for the components segment of the MRO services market. Its MRO services segment includes the repair and overhaul of heat transfer components, APUs, propellers, landing gear and pneumatic ducting, among other components. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft components typically require MRO services, including repairs and installation of replacement units, after three to five years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period. Limco’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems.

        Limco is licensed by Hamilton Sundstrand, a leading provider of aerospace products, to provide MRO services for all of its air-to-air heat transfer products and by Honeywell, a leading manufacturer of aerospace products and an aerospace services provider, to provide MRO services for three of its APU models. Limco’s repair stations are certified by the FAA and the European Aviation Safety Agency, or EASA. In conjunction with its MRO services, Limco also manufactures heat transfer equipment used in commercial, regional, business and military aircraft, complete environmental control systems and cooling systems for electronics. Limco is currently engaged in a contract dispute with one of its suppliers. Limco believes that the dispute will be resolved on a commercial basis. However, the inability to amicably resolve such dispute could result in litigation, which could have a material effect on Limco’s business and financial condition.

Parts Services

        Limco’s parts services division provides a number of services for commercial, regional, and charter airlines and business aircraft owners, including inventory management and parts services. Limco presently assists several of these customers with their parts procurement needs by using its knowledge of the aircraft component industry to quickly acquire necessary aircraft components in a cost-effective manner. Limco has a knowledgeable and experienced staff of 10 customer service representatives and offers its customers 24 hour service and same day shipping. Limco currently supplies parts to approximately 600 commercial, regional and charter airlines and business aircraft owners.

Demand for MRO Services

        The demand for MRO services is driven by size and age of the aircraft fleet, aircraft utilization and regulations by the FAA and other government authorities.

        Due to the increased maintenance costs of their aging fleets many carriers are seeking ways to reduce costs, minimize down-time, increase aircraft reliability and extend time between overhauls. One of the ways they are accomplishing these goals is through the outsourcing of more of their maintenance and support functions to reliable third parties. Based upon Limco’s experience in the industry, Limco also believes that commercial carriers who have made the decision to outsource their MRO requirements are searching for MRO service providers with a wide-range of service capabilities. These MRO service providers allow the carriers to concentrate their outsourcing of MRO services to a select group of third party providers. The global military aircraft fleet also presents similar opportunities for MRO service providers. Recent military operations around the world has significantly increased usage of the global military aircraft fleet and, in correlation, resulted in a higher rate of maintenance activity. Limco believes that an aging military fleet and the increased use of upgrade programs aimed at extending the useful life of an aircraft will provide continued MRO growth opportunities.

Parts Aftermarket

        The aftermarket for aerospace parts primarily relates to those parts needed for the scheduled and unscheduled maintenance, repair and modification of aircraft already in service. Aircraft operators generally keep an inventory of those parts needed for the scheduled and unscheduled maintenance, repair and modification of aircraft already in service. Limco believes that as part of its cost cutting measures, air carriers are attempting to reduce their inventory of spare parts, consolidate their purchasing activity and reduce the number of suppliers with whom they do business.

Limco’s Competitive Strengths

        Limco believes its key competitive advantages and strengths are:

—	Limco has long-standing relationships with its customers. Limco has developed long-standing relationships with major airlines, air cargo carriers, maintenance service centers, the U.S. military and aircraft manufacturers. Its MRO customers include Bell Helicopter, Fokker, Hamilton Sundstrand, KLM Royal Dutch Airlines NV, Lufthansa Technik AG, PACE Airlines, Piedmont Airlines and the U.S. Government. Limco is also an OEM supplier to major aerospace companies such as Bell Helicopter, Boeing McDonnell Douglas Aerospace, or Boeing, and Bombardier Inc.

—	Limco has a broad range of MRO capabilities and repair licenses from OEMs within its specialties. Limco believes that its ability to provide a broad range of MRO services for multiple components is attractive to customers who are seeking to outsource their MRO requirements and concentrate their work among a small number of MRO providers. Limco also believes that its various OEM licenses to provide MRO services from such companies as Hamilton Sundstrand and Honeywell also provide it with a competitive advantage. Limco is a Hamilton Sundstrand licensed MRO service provider in North America for air-to-air heat transfer components and a licensed MRO service providers in the United States for three Honeywell APU models. Limco’s repair stations are AS 9001 certified, which means that they comply with the standard for quality management systems maintained by the International Standards Organization for manufacturing.

—	Limco has extensive engineering capabilities. Limco believes that its multi-disciplinary engineering capabilities and technical expertise in heat transfer components provides it with the resources to provide quick and efficient responses to its customers. In addition, Limco’s engineering team includes a Designated Engineer Representative, or DER, designated by the FAA to certify MRO services that differ from processes previously approved by the FAA. This allows Limco to shorten the long and complex FAA approval process, streamline the design and certification process and reduce costs. Limco believes that its OEM manufacturing capabilities benefit from the knowledge and experience Limco has gained from its MRO services.

MRO Services

        Limco specializes in the repair and overhaul of heat transfer components, APUs, propellers, landing gear and pneumatic ducting. Heat transfer components are devices that efficiently transfer heat from one fluid to another or from hot air to colder air in various cooling systems and are essential components of an aircraft. These components include heat exchangers, oil coolers, pre-coolers, re-heaters, condensers, water separators and evaporators. APUs are relatively small, self-contained generators used to start jet engines, usually with compressed air, and to provide electricity, hydraulic pressure and air conditioning while an aircraft is on the ground. In many aircraft, an APU can also provide electrical power during in-flight emergency situations.

        Limco is continually increasing its MRO capabilities based upon market need or customer request. Limco’s capabilities include, although are not limited to, components used in aircraft manufactured by the following aircraft manufacturers:

—	Airbus	—	Fairchild

—	ATR	—	Fokker

—	Boeing	—	General Dynamics

—	Bombardier	—	Gulfstream

—	British Aerospace	—	Lockheed Martin

—	Cessna	—	Raytheon

—	Embraer	—	SAAB

—	Shorts

        During 2008 Limco performed MRO services at its four repair stations in Oklahoma and North Carolina, all of which are AS9001 certified and licensed by the FAA and EASA to provide MRO services. Limco’s Oklahoma facilities provided MRO services for heat transfer components and pneumatic air-handling ducting. On February 9, 2009 Limco announced that Limco will relocate its Oklahoma facilities to its North Carolina operations. Limco anticipates closing its Oklahoma facilities before the end of 2009. Limco’s North Carolina facilities, which were recently ISO 9001 certified, provide MRO services for APUs, propellers and landing gear.

        Limco offers MRO services for heat transfer components to its customers on multiple levels. If the damage is significant, Limco will remanufacture the unit, which generally entails replacing the core matrix of the damaged or old heat transfer product in lieu of replacing the entire unit with a new one. Limco designs and develops these customized remanufactured units as a cost effective alternative to new part replacement. In the event of less severe damage, Limco will either overhaul or repair the unit as necessary. Re-manufactured units carry warranties identical to those provided to new units.

        Limco specializes in providing fast and efficient quality repair and overhaul of pneumatic air-handling ducting that is used in airframes, air conditioning systems, anti-icing systems, APUs, engines and exhaust systems. Limco also specializes in providing MRO services for four APU models manufactured by Honeywell, in providing MRO services for propellers manufactured by Hartzell Propeller Inc. and McCauley Propeller Systems, including their fixed pitch aluminum and composite material blades, and propellers manufactured by Hamilton Sundstrand and Dowty Rotol, and in providing MRO services for landing gear for regional aircraft manufactured by Bombardier Canadair Regional Jet, ATR, British Aerospace Jet Stream and Bombardier Dash 8.

        In conjunction with its MRO services, Limco also acts as an OEM manufacturer of precision parts for the aircraft, electronics, industrial, government and commercial markets. Limco manufactures heat transfer components used in commercial, regional, business and military aircraft, air conditioning systems, complete environmental control systems and cooling systems for electronics. Limco currently offers approximately 80 OEM parts to the aerospace industry. These parts are manufactured in compliance with the stringent quality assurance standards that apply to the manufacture of aircraft parts. Limco’s quality systems are ISO 9001 certified and Limco has both Boeing quality systems approval D6-82479 and FAR 21.303 (the FAA standard for Parts Manufacturer Approval).

        Limco specializes in the design and manufacturing of highly efficient heat transfer components, which are designed to meet stringent constraints such as size, weight and applicable environmental conditions. These units include heat exchangers, oil coolers, pre-coolers, re-heaters, condensers, fuel heaters and evaporators.

OEM Authorizations and Licenses

        Limco believes that establishing and maintaining relationships with OEMs is an important factor in achieving sustainable success as an independent MRO service provider. OEMs grant participants in the overhaul and repair services market authorizations or licenses to perform repair and overhaul services on the equipment they manufacture. OEMs generally maintain tight controls in order to maintain high quality of service to their customers, and in certain cases, grant very few authorizations or licenses. Obtaining OEM authorizations requires sophisticated technological capabilities, experience-based industry knowledge and substantial capital investment. Limco believes that service providers that have received OEM authorizations and licenses gain a competitive advantage because they typically receive discounts on parts, technical information, OEM warranty support and use of the OEM name in marketing. Limco is an independent MRO service provider that is licensed by Hamilton Sundstrand, the largest heat transfer equipment manufacturer, for its air-to-air heat transfer equipment in North America and is also licensed by Honeywell, the largest manufacturer of APUs, for three of its APU models. Limco is also the only licensed MRO service provider for heat transfer equipment manufactured by TAT, and is a licensed MRO service provider for propellers manufactured by Hartzell Propeller Inc. and McCauley Propeller Systems.

        Each of the authorizations or licenses that Limco has with OEMs is in the form of a contractual arrangement. Some of these contracts require Limco to pay an authorization fee to the OEM and, in some cases, Limco is also required to pay annual authorization fees and royalties, or to fulfill other conditions set by the OEM. None of Limco’s material authorizations or licenses expires prior to 2010 except that its OEM licenses from Hamilton Sundstrand will expire in May 2009 but may be extended through May 2013. Limco’s OEM license from Honeywell will expire in June 2011.

Engineering Capabilities

        Limco’s engineering department supports its OEM activity and also enhances its ability to provide its customers with high-end top quality MRO services. Limco’s engineering department employs seven certified mechanical and aerospace engineers, including a Designated Engineering Representative, or DER, certified by the FAA. Limco’s multi-disciplinary team of engineers specializes in heat transfer components and supports all processes of thermal and structural analysis, mechanical and metallurgical research and development for manufacturing design. All of Limco’s engineers have direct experience with aerospace component repair and have experience with the process of obtaining supplemental type certificates from the FAA and in obtaining FAA product manufacturing authorizations. Limco’s onsite DER is certified by the FAA to approve the repair of engines, APUs, and mechanical systems and equipment, which enables Limco to respond quickly to its customers’ needs. Having a DER on staff allows Limco to enter the market for a particular type of service more quickly that those of its competitors who do not employ a DER. Limco works directly with the FAA Aircraft Certification Office in obtaining approvals on projects that are outside its DER’s authority.

Parts Services

        Limco’s parts services division provides a number of services for commercial, regional and charter airlines and business aircraft owners, including inventory management and parts services. Limco assists these customers with their parts procurement needs by using its knowledge of the aircraft component industry to quickly acquire necessary aircraft components in a cost-effective manner. Limco has a knowledgeable and experienced staff of 10 customer service representatives and offers its customers 24 hour service and same day shipping.

        Limco currently supplies parts to approximately 600 commercial, regional and charter airlines and business aircraft owners. For these customers, Limco purchases parts against orders and resells at a margin. Limco also maintains a small inventory of commonly-replaced parts to improve its response time on orders. As its customers’ aircraft fleets go through their repair cycles, their parts requirements change from one year to the other.

        Limco’s parts services division specializes in Honeywell’s 85 and 36 series APU models, Honeywell line replacement units, Hartzell propellers, McCauley propellers, APPH landing gear, and Embraer, Raytheon, Purolator-Facet, Messier Dowty, Boeing, PM Research and BP Oil parts.

        Limco believes that the results of its parts services division is attributable to its access to the large inventory of component parts Limco maintains for its MRO services, its favorable pricing for parts purchased pursuant to licenses with OEMs and from its reputation for good and prompt service. Limco also benefits from the purchasing power Limco has gained as a result of the large number of parts Limco purchases for its MRO services. Limco is continuing its efforts to increase its recognition in the market by attendance at tradeshows, industry advertising and promoting its website.

Agreements with TAT

Manufacturing License Agreement

        In January 2007, Limco entered into a manufacturing license agreement with TAT, pursuant to which Limco subcontracted with TAT and granted it a license to use Limco’s designs and other technical information to manufacture and sell Limco heat exchangers, coolers and other components used in heat transfer systems to be manufactured or repaired by Limco for the United States government, OEMs, commercial airlines and maintenance and repair stations. The agreement was entered into as required under U.S. government regulations and pursuant to which the parties agreed to comply with all applicable sections of the U.S. Department of State’s International Traffic in Arms Regulations including consent of the Directorate of Defense Trade Control to enter into the agreement. The agreement expires on August 31, 2016 and requires the prior written consent of the U.S. government to transfer the licensed article to any person or government outside of Israel or the United States.

Allocation of Activity Agreement

        In March 2007, Limco entered into a 10-year agreement with TAT pursuant to which the parties allocate responsibility for all MRO services relating to heat exchangers and product manufacturing services relating to heat exchangers and air conditioners provided to new and existing customers of TAT or Limco.

        Provided Limco purchases all the core matrices which it may need in order to provide MRO services with respect to such customers’ heat exchange components from TAT (except for those cores Limco is required to buy pursuant to its agreement with Hamilton Sundstrand), Limco will perform all MRO work, except under the following circumstances:

—	the customer is an Israeli entity or authority;

—	the customer of TAT demands that the work be performed by TAT;

—	TAT is the OEM manufacturer of the heat exchanger or component which is the subject of the MRO services, except with respect to customers in North America for which Limco is appointed as the exclusive MRO licensee for the term of the allocation of activity agreement; or

—	Limco is not qualified to perform the MRO services or its plants are not capable of performing such MRO services.

        TAT will perform original equipment manufacturing services for heat transfer components, except under the following circumstances:

—	the customer requests that product manufacturing services be performed in the United States;

—	United States federal or state regulations require that the product manufacturing services be performed within the United States;

—	TAT determines that the product manufacturing services are not economically suitable; or

—	TAT determines that due to political or other anticipated long-term relations with the customer, or for any other reason, it is preferable that the product manufacturing services be performed by Limco.

        The agreement also provides that each party will grant the other a right of first refusal regarding subcontracting the production of core matrix-related components, subject to certain royalty payments and sales commission arrangements.

        For the years ended December 31, 2007 and December 31, 2008, Limco purchased $5.0 million and $5.7 million of parts from TAT, respectively. Limco intends to continue to purchase parts from TAT.

Customers

        MRO Customers. Limco currently services approximately 600 MRO customers, including major domestic and international airlines, air cargo carriers, maintenance service centers and the military. Limco’s aerospace OEM customers include over 30 commercial and military aircraft manufacturers and defense contractors and the U.S. government. Limco’s customers include, Boeing, Bell, Bombardier and Raytheon. Limco is not a party to any OEM manufacturing contracts, and acts solely upon orders received from Limco’s customers.

        Parts Services Customers. Limco currently provides parts for a large scale of overhaul program based on one signed contract. Other than such contract, Limco is not a party to any parts services contracts, and purchases parts against orders received from its customers.

Military Contracts

        Many of its contracts are competitively bid and awarded on the basis of technical merit, personnel qualifications, experience and price. Limco also receives some contract awards involving special technical capabilities on a negotiated, noncompetitive basis due to its technical capabilities.

        Limco provides products under U.S. government contracts that usually require performance over a period of several months to five years. Long-term contracts may be conditioned upon continued availability of congressional appropriations. Variances between anticipated budget and congressional appropriations may result in a delay, reduction or termination of these contracts. Contractors often experience revenue uncertainties with respect to available contract funding during the first quarter of the U.S. government’s fiscal year beginning October 1, until differences between budget requests and appropriations are resolved.

        The vast majority of Limco’s federal government contracts are fixed-price contracts. Under these contracts Limco agrees to perform specific work for a fixed price and, accordingly, realizes the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. Limco’s allowable federal government contract costs and fees are subject to audit by the Defense Contract Audit Agency. Audits may result in non-reimbursement of some contract costs and fees. While the government reserves the right to conduct further audits, audits conducted for periods through fiscal year 2008 have resulted in no material cost recovery disallowances for Limco.

        Some of Limco’s federal government contracts contain options that are exercisable at the discretion of the customer. An option may extend the period of performance for one or more years for additional consideration on terms and conditions similar to those contained in the original contract. An option may also increase the level of effort and assign new tasks to Limco.

        Limco’s eligibility to perform under its federal government contracts requires Limco to maintain adequate security measures. Limco has implemented security procedures that Limco believes adequately satisfy the requirements of its federal government contracts.

Sales and Marketing

        Limco markets its MRO services through its ten person marketing and customer service staff and a network of ten independent representatives who are compensated solely by commissions. Limco’s representatives are strategically located near key customer sites in Europe, Asia, the Middle East and South America. Limco’s marketing activities also include attending exhibitions, trade shows and professional conferences, organizing seminars, direct mailing of advertisements and technical brochures to current and potential customers, and advertising in technical publications which target heat transfer products and related markets. Limco is in regular contact with engineering and procurement personnel and program managers of existing and target customers to identify new programs and needs for its products, obtain requests for quotations and identify new product opportunities.

        Limco’s parts services division employs ten persons in its customer service staff. These individuals are responsible for handling orders and contacting target customers and are available to Limco’s clients 24 hours a day, seven days a week.

Competitive Environment

MRO Services

        The market for MRO services is highly competitive. Competition in this market is based on quality, price, and the ability to provide a broad range of services and to perform repairs and overhauls rapidly. Limco’s primary MRO services competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers. For heat transfer component MRO services Limco’s major competitors are the LORI Heat Transfer Center of Honeywell and SECAN-Honeywell (France). For APU, propeller and landing gear MRO services Limco’s major competitors are Standard Aero Group Inc., Aerotech International Inc., Honeywell, Alameda Aerospace, JetSet Aerospace LLC, Messier-Dowty Aerospace (MD), AAR Corp., Hawker Pacific, APRO, Aircraft Propeller Service Inc., Pacific Propeller International LLC and H&H Propeller. For Limco’s OEM heat transfer equipment, its major competitors are other OEMs who manufacture heat transfer equipment, including the Hughes-Treitler division of Ametek Inc., Lytron Inc., Hamilton Sundstrand and Honeywell.

        A number of Limco’s competitors have inherent competitive advantages. For example, Limco competes with the service divisions of large OEMs who in some cases have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. Limco also competes with the in-house service divisions of large commercial airlines and there is a strong incentive for an airline to fully utilize the services of its maintenance employees and facilities. Further, Limco’s competitors may have additional competitive advantages, such as:

—	the ability to adapt more quickly to changes in customer requirements and industry conditions or trends;

—	greater access to capital;

—	stronger relationships with customers and suppliers;

—	better name recognition; and

—	access to superior technology and marketing resources.

Parts Services

        The parts services industry is highly competitive and fragmented. Competition in this market is based on price, quality and service. Competitors in this segment include OEMs, the service divisions of large commercial airlines and other independent suppliers and distributors of parts.

Spare Parts and Raw Materials

        Limco depends on a number of OEMs for spare parts for its MRO operations and its parts services business. Limco’s authorizations from OEMs often require that Limco purchase component parts that are needed for its MRO services from them or their designated distributors. Limco has an agreement with Honeywell under which Honeywell has agreed to sell Limco certain parts at a discount for a period of five years, ending May 31, 2011. In addition Limco has entered into an agreement with TAT pursuant to which TAT has agreed to sell Limco its heat transfer equipment for a period of ten years, ending March 2017.

        In the year ended December 31, 2008, Limco purchased $7.3 million of parts from Honeywell, $2.1 million of parts from Hamilton Sundstrand and $5.7 million of parts from TAT. The loss of any of these key suppliers or an unfavorable modification of any of Limco’s agreements with such suppliers could have a material adverse effect on Limco’s business. Limco has at times experienced contractual disputes with and delays in receiving parts from its key suppliers, and any significant future disputes or delays could have a material adverse effect on its business and results of operations. If Limco had to develop alternative sources of supply, its ability to supply parts to its customers when needed could be impaired, business could be lost and margins could be reduced in both Limco’s MRO services and parts services segments.

        Limco selects its suppliers primarily based on their ability to ensure that their parts are serviceable and traceable to OEM-approved sources, their delivery performance and their ability to help Limco reduce its total cost of procuring those parts. For quality control, cost and efficiency reasons, Limco generally purchases supplies only from vendors with whom Limco has ongoing relationships or who Limco’s customers have previously approved. Limco has qualified second sources or has identified alternate sources for many of its parts services needs.

        The raw materials used in Limco’s manufacturing programs are generally readily available metals and alloys. Limco has not had any difficulty in obtaining such materials in the past.

C.	Government Regulations

Aerospace and Safety Regulations

        The commercial aerospace industry is highly regulated by the FAA in the United States, EASA in Europe, the Civil Aviation Authority in England and other governmental authorities elsewhere in the world, while the military aerospace industry is governed by military quality specifications established by the U.S. Department of Defense for the manufacturing and repair industries and ISO-9001. TAT is required to be certified by one or more of these entities and, in some cases, by individual OEMs. TAT must also satisfy the requirements of its customers, including OEMs and airlines that are subject to FAA regulations, and provide these customers with products that comply with the government regulations applicable to commercial flight operations. TAT believes it currently satisfies or exceeds these FAA maintenance standards in its repair and overhaul activities. Each of its repair stations is approved by the FAA.

        TAT’s operations are also subject to a variety of worker and community safety laws including The Occupational Safety and Health Act of 1970, known as OSHA, which mandates general requirements for safe workplaces for all employees In addition, OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances. TAT believes that its operations are in material compliance with OSHA’s health and safety requirements.

        TAT believes that it is in material compliance with the governmental regulations affecting the aerospace and defense industry.

Israeli Regulations

        TAT’s operations in Israel are subject to supervision by the Ministry of Defense and Civil Aviation Administration. Gedera and Bental are certified by the Israeli Air Force and the Ministry of Defense for both manufacturing and maintenance. Gedera is also licensed as a repair station for certain components by the Israeli Civil Aviation Administration. In addition, Gedera’s and Bental’s export of certain products and/or know-how is subject to approval by The Foreign Defense Assistance and Defense Export Organization of the Israeli Ministry of Defense, known as SIBAT. Permits from SIBAT must be obtained for the initiation of sales proposals with regard to such exports, as well as for the actual export of such products.

Environmental Matters

        TAT’s operations are subject to a number of federal, state and local environmental laws in the United States, and to regulation by government agencies, including the U.S. Environmental Protection Agency. Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transportation and disposal of pollutants and hazardous substances. These authorities may require TAT to initiate actions to remediate the effects of hazardous substances which may be or have been released into the environment, and require TAT to obtain and maintain permits in connection with TAT’s operations. This extensive regulatory framework imposes significant compliance burdens and risks.

        Although TAT seeks to maintain its operations and facilities in compliance with applicable environmental laws, there can be no assurance that TAT has no violations, or that change in such laws, regulations or interpretations of such laws or in the nature of TAT’s operations will not require TAT to make significant additional expenditures to ensure compliance in the future. Currently, TAT does not believe that it will have to make material capital expenditures for its operations to comply with environmental laws or regulations, or to incur material costs for environmental remediation during the 2009 fiscal year.

        TAT has received no material third party environmental claims relating to its facilities, and TAT believes that it has all material licenses and certifications that are required in the jurisdictions in which it operates.

D.	Organizational Structure

        Isal Amlat is currently the beneficial holder of 70.7% of TAT’s outstanding shares, 12.0% of such shares are held directly by it and 58.7% of such shares are held directly by TAT’s parent company TAT Industries. Isal Amlat owns 79.3% of the outstanding shares of TAT Industries. Isal Amlat is 81.7% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange.

TAT currently owns 61.8% of the shares of common stock of Limco. On April 3, 2009 TAT entered into an Agreement and Plan of Merger with Limco and LIMC Acquisition Company, a Delaware corporation and a wholly-owned subsidiary of TAT, pursuant to which TAT will acquire all of the publicly held shares of common stock of Limco pursuant to a stock for stock merger. It is anticipated that following the consummation of the proposed merger, Limco will become a wholly owned subsidiary of TAT.

        On January 1, 2008, TAT established a wholly-owned subsidiary under the laws of the State of California, TAT-GAL Inc., which acts as purchasing agent for TAT’s operations.

        In March 2008, TAT’s Board of Directors approved the formation of a new wholly-owned subsidiary that will focus on the manufacture and repair of aviation related equipment and aircraft accessories. TAT will transfer all of its assets and liabilities relating to such business activity to the new subsidiary. The transfer is subject to certain approvals and has yet to be completed.

E.	Property, Plants and Equipment

        The Gedera facility is located in Park Re’em near Gedera. The Park Re’em’s location houses TAT’s executive offices, research and development and manufacturing operations and includes a 344,000 square foot facility. The land of this facility is leased from the Israeli Government pursuant to a lease that expires in 2016 with respect to one plot (237,000 square foot) and 2020 with respect the other plot (107,000 square foot). 43,000 square feet of the facility was assigned, but not registered, to TAT by TAT Industries in connection with TAT’s acquisition of TAT Industries’ heat exchanger operations in December 1991. TAT rents the remaining 301,000 square feet of the facility from TAT Industries pursuant to an agreement TAT entered into in connection with the purchase of the operations relating to the manufacture of aviation accessories of TAT Industries in February 2000. The agreement is for a period of 24 years and 11 months. From 2000 to 2004, TAT paid TAT Industries annual rental fees of approximately $300,000 per year, with an additional incremental payment of 2% per year. The rental fee is subject to revaluation every fifth year. In 2005 the rental fee was reviewed by a real estate appraiser, and as a result was increased to $310,000 per year with an additional incremental payment of 2% per year. Total rental TAT paid to TAT Industries in 2008 was $329,000. The rental fee will be subject to an increase in 2010. TAT is entitled to a one-time right of termination of the agreement after ten years.

        The operations of Bental, are conducted in Kibbutz Marom-Golan. The Marom-Golan location includes a 54,000 square foot facility that houses Bental’s offices, research and development and manufacturing operations. Total rental Bental paid in 2008 was $55,000.

        Limco owns and operates a 55,000 square foot manufacturing plant in Tulsa, Oklahoma which has historically supported both its OEM business and its aftermarket heat transfer component repair station. This facility also has housed Limco’s administration, engineering, quality control and support services. Limco also leases an additional 9,000 square foot repair station adjacent to its Tulsa manufacturing plant which has supported its heat transfer component and pneumatic ducting MRO services. These facilities are being closed in connection with the relocation of Limco’s Oklahoma operations to North Carolina. Such closing is expected to occur by the end of 2009.

        Limco leases approximately 56,000 square feet space for its facility in Kernersville, North Carolina. In 2008, the annual rental expense for this property was $69,000. The lease, which expires on November 1, 2011, provides for two renewal options, each for a five year term. In addition, Limco also leases approximately 31,000 square feet space for its facility in Winston Salem, North Carolina. The lease, which provides for an annual rental expense of $48,000, expires on January 1, 2013.

        Limco has also entered into a lease for a new facility in Kernersville, North Carolina of approximately 56,000 square feet, which will house Limco’s operations being relocated from Oklahoma. The lease, which expires on November 1, 2011, provides for 2 renewal options, each for a five year term. The lease provides for an annual rental of $86,182.

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

Overview

        TAT provides a variety of services and products to the aerospace and defense industries under four operational segments: (i) OEM of Heat Transfer Products (ii) OEM of Electric Motion Systems (iii) MRO services; and (iv) Parts services, each with the following characteristics.

        TAT’s activities in the area of OEM of Heat Transfer products primarily relate to the (i) design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; and (ii) manufacture and sale of environmental control and cooling systems and a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

        TAT’s activities in the area of OEM of Electric Motion Systems primarily relate to the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of Bental in August 2008 and accordingly, the results in this segment for fiscal year 2008 are not compared with the previous years.

        TAT’s MRO services include the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. TAT’s Limco subsidiary operates FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

        TAT’s parts segment focuses on inventory management and sale of APU parts, propellers and landing gear. TAT offers parts services for commercial, regional and charter airlines and business aircraft owners.

        TAT is reliant on the commercial and military aviation industries. Any downturn in these industries could decrease demand for its services and products and negatively impact its financial condition. The commercial airline industry is cyclical and has historically been subject to fluctuations due to general economic and political conditions, such as fuel and labor costs, price competition, downturns in the global economy and national and international events.

        TAT’s cost of revenues for OEM operations and MRO services consists of component and material costs, direct labor costs, shipping expenses, overhead related to manufacturing and depreciation of manufacturing equipment. TAT’s cost of revenues for parts services consists primarily of the cost of the parts and shipping expenses. TAT’s gross margin is affected by the proportion of its revenues generated from each of its operational segments.

        TAT’s revenues from MRO services and OEM operations generally have higher gross margins than from parts services, where the historical gross margins are generally lower. The manufacture of OEM products and the provision of MRO services require higher level of expertise, associated labor and initial investments than does the provision of parts services. These factors and the long-term relationships TAT has maintained with its customers generate higher margins.

        The principal factors that affect the operating income of TAT’s four segments in addition to their gross profit, is the amount TAT expends for selling and marketing expenses and general and administrative expenses. TAT believes that its selling and marketing expenses will increase in the future in accordance with its plans to grow the business of these segments.

        TAT’s selling and marketing expenses for its MRO services have continued to grow during the last three years due to its increased sales in this segment and its efforts to grow this business segment. With the expected growth of this segment in the future TAT may continue to increase its MRO selling and marketing expenses. TAT’s selling and marketing expenses for its OEM products have been relatively stable during the last three years. TAT expects that it’s OEM selling and marketing expenses will increase in the future as a result of planned efforts to grow this business segment. TAT’s selling and marketing expenses for its parts services have increased during the last three years.

        TAT’s general and administrative expenses have grown in recent years as a result of the initial public offering of Limco and its expenditures with respect to Sarbanes-Oxley compliance. The general and administrative expenses of its MRO services segment have also increased due to the growth of this segment. TAT’s general and administrative expenses for its OEM products segment have also increased during the last three years. The increase in general and administrative expenses of its OEM segment expenses is also attributable to increased salary expenses including bonuses and expenditures with respect to Sarbanes-Oxley compliance. TAT’s general and administrative expenses for its parts services segment were relatively stable during the last three years. TAT expects that its general and administrative expenses as a percentage of revenues will decline in the future as a result of anticipated growth in revenues.

        In July 2005, Limco acquired Piedmont for approximately $20.2 million, which included $5.3 million in cash and the assumption of approximately $8.7 million of bank indebtedness and $5.6 million of other liabilities of Piedmont. The acquisition was accounted for using the purchase method of accounting as determined in the Financial Accounting Standards Board, or FASB, Statements of Financial Accounting Standard, or SFAS, No. 141 and accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition.

        In July 2007, Limco completed an initial public of its shares of common stock. In connection with the initial public offering, Limco sold an aggregate 4,205,000 shares of its common stock (including over allotment option shares) and TAT sold an aggregate 855,000 shares of Limco’s common stock held by TAT (including over allotment option shares), at a price to the public of $11.00 per share. Net proceeds to Limco from the offering were approximately $41.5 million and net proceeds to TAT from the offering were approximately $8.7 million. As a result, TAT recognized a net capital gain of approximately $26.4 million net of taxes of $1.5 for the year ended December 31, 2007. TAT currently owns 61.8% of the shares of common stock of Limco.

        TAT’s consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in the FASB SFAS No. 52 “Foreign Currency Translation.” All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of income in financial expenses, net. The majority of TAT’s sales are made outside Israel in U.S. dollars. In addition, substantial portions of TAT’s costs are incurred in U.S. dollars. Since the U.S. dollar is the primary currency of the economic environment in which TAT and its U.S subsidiaries operate, the U.S. dollar is their functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured using the foreign exchange rate at the balance sheet date.

        For Bental whose functional currency has been determined to be the New Israeli Shekel, assets and liabilities are translated at year-end exchange rates, and statement of income items are translated at average exchange rates prevailing during the year. Resulting translation differences are recorded as a separate component of accumulated other comprehensive loss in shareholders’ equity

Sources of Revenues

        TAT, directly and through its subsidiaries, provides a variety of services and products to the aerospace and defense industries, such as the manufacture, maintenance and repair of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; other environmental control and cooling systems a variety of other electronic and mechanical aircraft accessories and a wide range of electric motion systems.

        TAT specializes in the repair and overhaul of heat transfer components, APUs, propellers, landing gear and pneumatic ducting. TAT is licensed by Hamilton Sundstrand, a leading provider of aerospace products, to provide MRO services for all of its air-to-air heat transfer products, by Honeywell, a leading manufacturer of aerospace products and aerospace services provider, to provide MRO services for three of their APU models. TAT’s propeller repair facility is an authorized service center for Hartzell and McCauley propellers. TAT’s repair stations are certified by the FAA and the EASA.

        TAT’s parts services division provides inventory management and parts services for commercial, regional and charter airlines and business aircraft owners. TAT also maintains a small inventory of parts for resale.

        The following table reflects the geographic breakdown of TAT’s revenues for each of the three years ended December 31, 2008:

	Years Ended December 31,
	2008		2007		2006
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues

Sources of Revenues
North America	$57,472	55.6%	$56,554	63.8%	$51,292	66.2%
Europe	19,510	18.9%	18,484	20.8%	15,210	19.6%
Israel	17,077	16.5%	7,383	8.3%	7,042	9.1%
Asia	4,497	4.4%	2,555	2.9%	1,953	2.5%
Other	4,733	4.6%	3,728	4.2%	2,036	2.6%

Total	$103,289	100.00%	$88,704	100.00%	$77,533	100.00%

        TAT’s revenues from its four principal lines of business for the three years ended December 31, 2008 were as follows:

	Year Ended December 31,
	2008		2007		2006
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues

Revenues
MRO services	$54,276	52.5%	$49,392	55.7%	$43,824	56.5%
OEM of Heat Transfer
products	27,857	27.1%	23,489	26.5%	22,110	28.5%
Parts services	17,289	16.7%	20,384	23.0%	15,197	19.6%
OEM of Electric Motion
Systems	9,758	9.4%	-	-	-	-
Eliminations	(5,891)	(5.7)%	(4,561)	(5.2)%	(3,598)	(4.6)%

Total revenues	$103,289	100.00%	$88,704	100.00%	$77,533	100.00%

Costs and Expenses

        Cost of revenues TAT’s cost of revenues for OEM operations and MRO services consist of component and material costs, direct labor costs, shipping expenses, overhead related to manufacturing and depreciation of manufacturing equipment. TAT’s cost of revenues for parts services consists primarily of the cost of the parts and shipping expenses.

        TAT’s gross margin is affected by the proportion of TAT’s revenues generated from MRO services, OEM operations and parts services. TAT’s revenues from MRO services and OEM operations generally have higher gross margins than TAT’s parts services.

        Selling and marketing expenses Selling and marketing expenses consist primarily of commission payments, compensation and related expenses of TAT’s sales teams, attendance at trade shows, advertising expenses and related costs for facilities and equipment.

        General and administrative expenses General and administrative expenses consist of compensation and related expenses for executive, finance, legal and administrative personnel, professional fees, other general corporate expenses and related costs for facilities and equipment.

        Financial income (expense), net Financial income (expense), net consists of income and interest expense. Interest expense relates to the interest paid to Bank Leumi and changes in the rate of the NIS against the U.S. dollar.

        Other income Other income results from the sale of marketable securities.

        Tax expense Tax expense consists of Israeli, U.S. federal, state and local taxes on the income of TAT’s business.

Impact of Critical Accounting Policies

        TAT’s consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are both most important to the portrayal of TAT’s financial condition and results of operations and require management’s most difficult, subjective and complex judgments and estimates. Actual results could differ from those estimates.

        In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Management has reviewed these critical accounting policies and related disclosures with TAT’s Audit Committee.

        TAT’s management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of TAT’s consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the reported financial results include revenue recognition and inventory valuation.

Segments

        In 2005, following the acquisition of Piedmont, there was a change in TAT’s reported segments. Accordingly, commencing 2005, TAT began to report based on two segments: (1) MRO and OEM and (2) Parts, compared to one reportable segment in 2004. During 2006, due to a reorganization of the group and the decision to seek equity financing through an initial public offering of Limco, TAT had managed its segments on the basis of three reportable segments: (1) OEM (2) MRO services and (3) Parts services. At the end of 2008, following the acquisition of Bental, TAT now manages its segments on the basis of four reportable segments: (1) OEM of Heat Transfer Products (2) OEM of Electrical Motion Systems (3) MRO services and (4) Parts services. The activities of TAT’s four reporting segments are as follows:

        TAT’s OEM of Heat Transfer products’ activities primarily relate to the (i) design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) manufacture and sell other environmental control and cooling systems and a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

        TAT’s OEM of Electric Motion System’s activities primarily relate to the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems.

        MRO services include the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. Limco operates FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

        The parts segment focuses on the sale and inventory services of APU parts propellers and landing gear. TAT offers parts services for commercial, regional and charter airlines and business aircraft owners.

Revenue Recognition

        TAT generates its revenues from the sale of products and systems (the OEM segments) and from providing MRO Services (remanufacture, repair and overhaul services and long-term service contracts) and parts services.

        Revenues from the sale of products and services are recognized in accordance with Staff Accounting Bulletin No. 104. “Revenue Recognition in Financial Statements” (“SAB No. 104”) when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of the resulting receivable is probable, the price is fixed or determinable and no significant obligation exists. TAT does not grant a right of return.

        Revenues from product sales are recognized when product is shipped to the customer and title passes to the customer.

        Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passes) to the customer. Management provides for losses, if expected for the remaining portion of such contracts. For the years ended December 31, 2008, 2007 and 2006, no losses have been recognized for such fixed price contracts.

        Revenues from MRO services are recognized as services are performed, at the time when the customer-owned material is shipped back to the customer.

        Revenue from maintenance contracts are accounted according to FASB Technical Bulletin No. 90-1 (Amended), “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”. Accordingly, revenues from maintenance contracts are recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. TAT estimates the costs that are expected to be incurred based on its experience with the aggregate costs incurred and to be incurred on contracts of this nature. The cost incurred related to the maintenance contracts are not incurred on a straight-line basis, as the timing to provide the maintenance services is dependent on when parts under these contracts require maintenance, therefore TAT accrues revenue based on anticipated margins per contract as costs are incurred. These revenues are then compared to actual results and adjusted to either deferred revenue for results greater than historical estimates or expensed in those cases of performances less than historical estimates. These accounts are reviewed monthly and adjusted as needed based on cost structures.

        Revenues from royalties from sales of products developed with TAT’s intellectual property, technology and technical assistance are recognized when the related sales are made.

Goodwill, Other Intangible Assets and Long-Lived Assets

        Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The $5.9 million of goodwill on the balance sheet as of December 31, 2008, is a result of the following: $4.8 million is a result of the acquisition of Piedmont from July 2005 and $1.1 million is a result of the acquisition of Bental from August 2008. The identifiable intangible assets relating to the Piedmont acquisition, other than goodwill, included in the balance sheet are customer relationships and other intangible assets. The value TAT assigned to these intangible assets, using the income approach based on the present value of the cash flows attributable to each asset, was approximately $2.9 million. The amounts allocated to these intangible assets are being amortized on a straight-line basis over periods ranging from 3 to 10 years commencing July 2005. The identifiable intangible assets relating to the Bental acquisition, other than goodwill, included in the balance sheet are customer relationships and backlog. The value assigned to these intangible assets, using the income approach based on the present value of the cash flows attributable to each asset, was approximately $1.4 million. The amounts allocated to these intangible assets are being amortized on a straight-line basis over periods ranging from 0.4 to 5 years commencing August 18, 2008.

        TAT reviews goodwill and other intangible assets for potential impairment annually and when events or changes in circumstances indicate the carrying value of the goodwill or the other intangible assets may be impaired, in which case TAT may obtain an appraisal from an independent valuation firm to determine the amount of impairment, if any. In addition to the possible use of an independent valuation firm, TAT performs internal valuation analyses and considers other publicly available market information. Fair value is determined using widely accepted valuation techniques, including discounted cash flow and market multiple analyses. These types of analyses require TAT to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is TAT’s policy to conduct impairment testing based on its current business strategy in light of present industry and economic conditions, as well as future expectations. In the fourth quarter of fiscal 2008, TAT completed its annual impairment testing of goodwill using the methodology described in the notes to its consolidated financial statements, and determined there was no impairment of goodwill. If actual results are not consistent with assumptions and estimates, TAT may be exposed to a goodwill impairment charge.

Income Taxes

        TAT operates within multiple taxing jurisdictions and is subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In management’s opinion, adequate provisions for income taxes have been made for all years. Although management believes that its estimates are reasonable, no assurance can be given that the final tax outcome of these issues will not be different than those that are reflected in its historical income tax provisions.

        TAT accounts for income taxes in accordance with the FASB SFAS No. 109, “Accounting for Income Taxes.” TAT uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carry forwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some portion of the deferred tax assets will not be realized. To the extent that TAT’s decisions and assumptions and historical reporting are determined not to be compliant with applicable tax laws TAT may be subject to adjustments in its reported income for tax purposes as well as interest and penalties.

Allowances for Doubtful Accounts

        TAT performs ongoing credit evaluations of its customers’ financial condition and requires collateral as deemed necessary. Allowances for doubtful accounts for estimated losses resulting from the inability of TAT’s customers to make payments. In judging the adequacy of the allowance for doubtful accounts, TAT considers multiple factors including the aging of receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of TAT’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

        Inventories are stated at the lower of cost or market. Cost is determined by the average cost and first-in, first-out (FIFO) methods. TAT’s policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires it to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time frames, valuation of existing inventory, as well as product lifecycle and product development plans. The business environment in which TAT operates, the wide range of products that TAT offers and the relatively short sales-cycles TAT experiences all contribute to the exercise of judgment relating to maintaining and writing-off of inventory levels. The estimates of future demand that TAT uses in the valuation of inventory are the basis for its revenue forecast, which is also consistent with its short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from non-moving items. Inventory management remains an area of management focus as TAT balances the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. TAT writes down obsolete or slow moving inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, market conditions and sale forecasts. If actual market conditions are less favorable than TAT anticipates, additional inventory write-downs may be required.

Warranty Costs

        TAT provides warranties for its products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product. TAT estimates the costs that may be incurred under its warranty and record a liability in the amount of such costs at the time the product is shipped. TAT periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Marketable Securities

        Marketable securities consist of available for sale securities, which are debt securities in which TAT invested with the intention of holding until the maturity dates of such securities. If it is determined, based on valuations, that a decline in the fair value of any of the investments is not temporary, an impairment loss is recorded and included in the consolidated statements of income as financial expenses.

Key Indicators

        TAT’s management evaluates its performance by focusing on its key performance indicators, which are revenues, sources of revenues, gross profit and operating income. These key performance indicators are primarily affected by the competitive landscape in which TAT operates and its ability to meet the challenges posed. TAT’s management believes that the upward trend in its revenues is reflective of an industry-wide increase in demand for MRO services, and TAT currently expects that this trend will continue for the foreseeable future. While TAT’s management believes that demand for parts services will also continue to grow, this segment is subject to a high degree of volatility because of the potential impact of large one time parts purchases.

        The following table presents, for the periods indicated, information concerning TAT’s results of operations:

	Year Ended December 31
	2008	2007	2006
	(Audited, in thousands)

Revenues
MRO services	$54,276	$49,392	$43,824
OEM Heat Transfer products	27,857	23,489	22,110
Parts services	17,289	20,384	15,197
OEM Electric Motion Systems	9,758	-	-
Eliminations	(5,891)	(4,561)	(3,598)

Total revenues	103,289	88,704	77,533

Cost of revenues
MRO services	43,664	35,205	32,214
OEM Heat Transfer products	21,058	17,891	16,271
Parts services	13,922	16,603	12,835
OEM Electric Motion System	7,845	-	-
Eliminations	(5,926)	(4,492)	(3,681)

Total cost of revenues	80,563	65,207	57,639
Selling and marketing expenses	4,369	3,719	3,466
General and administrative expenses	12,407	10,995	6,710

Operating income	5,950	8,783	9,718
Financial income	2,677	1,707	721
Financial expenses	(1,503)	(1,006)	(1,185)
Other income (expenses), net	(236)	26,478	59

Income before income taxes	6,888	35,962	9,313
Income taxes	1,795	3,212	3,247
Share in results of affiliate company prior to its consolidation	674	-	-
Minority interest	(1,499)	(771)	-

Net income	$4,268	$31,979	$6,066

        The following table presents, for the periods indicated, information concerning TAT’s results of operations as a percentage of revenues:

	Year Ended December 31,
	2008	2007	2006

Revenues
MRO services	53%	56%	56%
OEM Heat Transfer products	27	26	29
Parts services	17	23	20
OEM Electric Motion Systems	9	-	-
Eliminations	(6)	(5)	(5)

Total revenues	100	100	100
Cost of revenues
MRO services	42	40	41
OEM Heat Transfer products	20	20	21
Parts services	13	18	17
OEM Electric Motion Systems	9	-	-
Eliminations	(6)	(5)	(5)

Cost of revenues	78	73	74
Selling and marketing expenses	4	4	4
General and administrative expenses	12	12	9

Operating income	6	10	13
Financial income	2	2	1
Financial expenses	(1)	(1)	(2)
Other income (expenses), net	*	30	*

Income before income taxes	7	41	12
Income taxes	2	4	4
Share in results of affiliate company prior to its consolidation	1	-	-
Minority interest	(2)	(1)	-

Net income	4%	36%	8%

* Less than one percent.

Year ended December 31, 2008 compared with year ended December 31, 2007

Revenues. Total revenues increased to $103.3 million for the year ended December 31, 2008 from $88.7 million for the year ended December 31, 2007, an increase of 16.4%. This increase was primarily due to significantly increased sales in the OEM operations and moderately increased MRO sales, off-set by decreased sales in the Parts services.

Revenues from MRO services increased to $54.3 million for the year ended December 31, 2008 from $49.4 million for the year ended December 31, 2007, an increase of 9.9%. The increase in MRO services revenues in the year ended December 31, 2008 was primarily attributable to increased sales to existing customers and, to a lesser degree, to new customers.

Revenues from OEM of Heat Transfer products segment increased to $27.9 million for the year ended December 31, 2008 from $23.5 million for the year ended December 31, 2007, an increase of l8.7%. The increase in that segment’s revenues was primarily attributable to increased sales to new customers.

Revenues from OEM of Electric Motion Systems segment were $9.8 million for the year ended December 31, 2008, and are attributable to the consolidation of Bental operations commencing from August 18, 2008. There were no revenues in this segment in previous years.

Revenues from parts services decreased to $17.3 million for the year ended December 31, 2008 from $20.4 million for the year ended December 31, 2007, a decrease of 15.2%. The decrease in parts services revenues was primarily attributable to the very large one-time parts sale during 2007 to Viva Mexico for $2.7 million and a general decline in parts sales.

Cost of revenues. Cost of revenues increased to $80.6 million for the year ended December 31, 2008 from $65.2 million for the year ended December 31, 2007, an increase of 23.6%. The increase in cost of revenues was primarily attributable to the significant increased revenues in the OEM operations and the increase in MRO services revenues, off-set by a decrease in parts services revenues, resulting in decreased costs in that segment. Cost of revenues as a percentage of revenues after eliminating intercompany transactions increased to 78.0% in the year ended December 31, 2008 from 73.5% for the year ended December 31, 2007. TAT expects that the cost of revenues will increase in 2009 consistent with the expected increase in revenues. All of the following cost of revenues’ data reflects the elimination of inter-company transactions.

Cost of revenues for MRO services. Cost of revenues for MRO services increased to $43.7 million for the year ended December 31, 2008 from $35.2 million for the year ended December 31, 2007, an increase of 24%, primarily as a result of costs associated with increased revenues. Cost of revenues as a percentage of revenues in this segment increased to 80.5% in the year ended December 31, 2008 from 71.3% for the year ended December 31, 2007, primarily as a result of product mix with lower margins sold during year 2008 as well as increased production costs in 2008. TAT expects that its cost of revenues for MRO services will increase in 2009 consistent with the expected increase in revenues.

Cost of revenues for OEM of Heat Transfer products. Cost of revenues for OEM Heat Transfer products increased to $21.1 million for the year ended December 31, 2008 from $17.9 million for the year ended December 31, 2007, an increase of 17.9%, primarily as a result of increased revenues. Cost of revenues as a percentage of revenues in this segment was 75.6% in the year ended December 31, 2008, similar to 76.2% for the year ended December 31, 2007.

Cost of revenues for OEM of Electric Motion System. Cost of revenues for OEM of Electric Motion Systems’ segment was $7.8 million for the year ended December 31, 2008, and is attributable to the consolidation of Bental operations commencing from August 18, 2008. Cost of revenues as a percentage of revenues in this segment was 80.5% in the year ended December 31, 2008. There were no costs in this segment in previous years.

Cost of revenues for parts services. Cost of revenues for parts services decreased to $13.9 million for the year ended December 31, 2008 from $16.6 million for the year ended December 31, 2007, a decrease of 16.1%, primarily as a result of decreased parts revenues. Cost of revenues as a percentage of revenues decreased to 80.5% in the year ended December 31, 2008 from 81.4% for the year ended December 31, 2007, primarily as a result of efforts to improve the profitability of the parts segment during 2008. TAT expects that its cost of revenues for parts services will vary from year to year and period to period due to the high degree of volatility in this segment.

Research and development net. TAT did not incur any material research and development expenses in the years ended December 31, 2008 and 2007. TAT does not expect to incur material research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses increased to $4.4 million for the year ended December 31, 2008 from $3.7 million for the year ended December 31, 2007, an increase of 17.5%. The increase in selling and marketing expenses was primarily attributable to increased commissions paid as a result of increased revenue in 2008. Selling and marketing expenses as a percentage of revenues were 4.2% for the year ended December 31, 2008 and 2007. TAT expects that its selling and marketing expenses will increase in 2009 as a result of efforts to increase revenues.

General and administrative expenses. General and administrative expenses increased to $12.4 million for the year ended December 31, 2008 from $11.0 million for the year ended December 31, 2007, an increase of 12.8%. The increase in general and administrative expenses is primarily attributable to increased professional fees incurred by Limco as a result of it being a public company and one-time compensation charge of approximately $1.2 million arising from the previously announced retirement of certain managers. General and administrative expenses as a percentage of revenues slightly increased to 12.4% for the year ended December 31, 2008 from 12.0% for the year ended December 31, 2007.

Operating income. The presentation of operating income data is after elimination of intercompany transactions of $1.7 million in the year ended December 31, 2008 and $1.6 million in the year ended December 31, 2007 and net of corporate general and administrative expenses of $2.9 million in the year ended December 31, 2008 and $5.0 million in the year ended December 31, 2007. Operating income decreased to $5.9 million for the year ended December 31, 2008 from $8.8 million for the year ended December 31, 2007, a decrease of 32.3%. The decrease in operating income was primarily attributable to the decrease in the gross margin in 2008 compared with 2007 and to lesser extent to an increase in general and administrative expenses and selling and marketing expenses in 2008.

Operating income for MRO services. The operating income of the MRO services segment decreased to $5.05 million for the year ended December 31, 2008 from $10.1 million for the year ended December 31, 2007, a decrease of 50.9%, primarily as a result of the increase in general and administrative and selling and marketing expenses in 2008 and also as a result of the decrease in gross profit of this segment. Operating income as a percentage of revenues of this segment decreased to 9.7% in the year ended December 31, 2008 from 20.4% for the year ended December 31, 2007.

Operating income for OEM of Heat Transfer products. The operating income of the OEM of Heat Transfer products’ segment increased to $1.1 million for the year ended December 31, 2008 from $1.0 million for the year ended December 31, 2007, an increase of 10%, primarily as a result of the increase in revenues of this segment in 2008 off-set by an increase in selling and marketing expenses and in general and administrative expenses attributable to this segment in 2008. The increase in expenses primarily resulted from increased salary expenses. Operating income as a percentage of revenues remained stable on 5.5% in the year ended December 31, 2008 and 4.3% in the year ended December 31, 2007.

Operating income for OEM of Electric Motion Systems. The operating income of the OEM of Electric Motion Systems’ segment was $0.95 million for the year ended December 31, 2008, and is attributable to the consolidation of Bental operations commencing from August 18, 2008. Operating income as a percentage of revenues of this segment was 9.7% in the year ended December 31, 2008. There were no operations in this segment in previous years.

Operating income for parts services. The operating income of the parts services segment decreased to $1.7 million for the year ended December 31, 2008 from $2.8 million for the year ended December 31, 2007, a decrease of 40.0%, primarily as a result of the increase in general and administrative expenses attributable to this segment in 2008 and also as a result of decreased profitability of this segment. Operating income as a percentage of revenues decreased to 9.7% in the year ended December 31, 2008 from 13.7% for the year ended December 31, 2007.

Financial income (expenses), net. Financial income, net was $1.2 million for the year ended December 31, 2008 compared to financial income, net of $0.7 million for the year ended December 31, 2007. In 2008 and in 2007 financial income was principally attributable to the investment of a portion of the proceeds Limco and TAT received from the initial public offering of Limco in July 2007 offset by higher interest charged on increased debt.

Other Income (expenses). TAT had other expense of $0.2 million for the year ended December 31, 2008 compared to other income of $26.5 million for the year ended December 31, 2007. Other expenses in 2008 primarily resulted from a loss on sale of corporate and government bonds during the later part of 2008. Other income in 2007 primarily resulted from capital gain of $26.4 million for the year ended December 31, 2007 attributable to the sale by Limco and TAT of shares of common stock of Limco in connection with Limco’s initial public offering in July 2007.

Minority Interest. TAT recognized a minority interest of $1.5 offset by its shares in results of affiliate company prior to its consolidation of $0.7 million, for the year ended December 31, 2008. TAT recognized a minority interest of $0.8 million for the year ended December 31, 2007.

Income taxes. Total income tax expense for the year ended December 31, 2008 amounted to $1.8 million, compared to $3.2 million for the year ended December 31, 2007. In 2008 the decrease is primarily attributable to a $0.9 million decrease in Limco’s income taxes from $2.8 million in 2007 to $1.9 million in 2008, due to decreased pretax income offset by additional tax owed for tax positions taken in previous years and recognized as tax expense in the current year. Also impacting income tax expense was the 1.1% appreciation of the NIS against the dollar in 2008, as a result of which TAT did not record a tax expense in 2008 with respect to its operations in Israel. In addition, income tax expense in 2008 was offset by a $0.2 million which was recorded as deferred tax income related to intangible assets included in the acquisition on Bental.

Net income. In the year ended December 31, 2008, net income was $4.3 million, compared with net income of $32.0 million in the year ended December 31, 2007.

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

Revenues from OEM products increased to $23.5 million for the year ended December 31, 2007 from $22.1 million for the year ended December 31, 2006, an increase of 6.3%. The increase in OEM product revenues was primarily attributable to increased sales to existing customers.

Revenues from parts services increased to $20.4 million for the year ended December 31, 2007 from $15.2 million for the year ended December 31, 2006, an increase of 34.2%. The increase in parts sales revenues was primarily attributable to increased purchases by existing customers and the addition of one new customer which required parts for the general overhaul of its aircraft.

Cost of revenues. Cost of revenues increased to $65.2 million for the year ended December 31, 2007 from $57.6 million for the year ended December 31, 2006, an increase of 13.2%. The increase in cost of revenues was primarily attributable to the increase in OEM and MRO services revenues and the significant increase in parts services revenues, resulting in increased costs. Cost of revenues as a percentage of revenues after eliminating intercompany transactions decreased to 73.5% in the year ended December 31, 2007 from 74.3% for the year ended December 31, 2006, primarily as a result of continued efforts to improve operating efficiencies. All of the following cost of revenues data reflects the elimination of inter-company transactions.

Cost of revenues for MRO services. Cost of revenues for MRO services increased to $35.2 million for the year ended December 31, 2007 from $32.2 million for the year ended December 31, 2006, an increase of 9.3%, primarily as a result of increased revenues, resulting in increased costs. Cost of revenues as a percentage of revenues decreased to 71.3% in the year ended December 31, 2007 from 73.5% for the year ended December 31, 2006, primarily as a result of efforts to improve the profitability of MRO services segment.

Cost of revenues for OEM products. Cost of revenues for OEM products increased to $17.9 million for the year ended December 31, 2007 from $16.3 million for the year ended December 31, 2006, an increase of 9.8%, primarily as a result of its increased revenues. Cost of revenues as a percentage of revenues increased to 76.2% in the year ended December 31, 2007 from 73.8% for the year ended December 31, 2006, primarily as a result from a change in the product mix and increased production costs in 2007.

Cost of revenues for parts services. Cost of revenues for parts services increased to $16.6 million for the year ended December 31, 2007 from $12.8 million for the year ended December 31, 2006, an increase of 29.7%, primarily as a result of increased parts revenues. Cost of revenues as a percentage of revenues decreased to 81.5% in the year ended December 31, 2007 from 84.5% for the year ended December 31, 2006, primarily as a result of efforts to improve the profitability of the parts segment during 2007.

Research and development net. TAT did not incur any research and development expenses in the years ended December 31, 2007 and 2006.

Selling and marketing expenses. Selling and marketing expenses increased to $3.7 million for the year ended December 31, 2007 from $3.5 million for the year ended December 31, 2006, an increase of 5.7%. The increase in selling and marketing expenses was primarily attributable to increased commissions paid as a result of increased revenue in 2007. Selling and marketing expenses as a percentage of revenues increased to 4.2% for the year ended December 31, 2007 from 4.5% for the year ended December 31, 2006.

General and administrative expenses. General and administrative expenses increased to $11.0 million for the year ended December 31, 2007 from $6.7 million for the year ended December 31, 2006, an increase of 64.2%. The increase in general and administrative expenses is primarily attributable to increased professional fees of $0.43 million incurred by Limco as a result of it being a public company, increased compensation expenses of $0.15 million attributable to executives that were hired or promoted to manage the increased level of operations, $0.4 million of bonus payments paid in connection with Limco’s initial public offering, $0.39 million of increased stock-based compensation expense and $0.33 million of phantom stock options expense. General and administrative expenses as a percentage of revenues increased to 12.3% for the year ended December 31, 2007 from 8.6% for the year ended December 31, 2006.

Operating income. The presentation of operating income data is after elimination of intercompany transactions of $1.6 million in the year ended December 31, 2007 and $1.3 million in the year ended December 31, 2006 and net of corporate general and administrative expenses of $5.0 million in the year ended December 31, 2007 and $2.8 million in the year ended December 31, 2006.

Operating income decreased to $8.8 million for the year ended December 31, 2007 from $9.7 million for the year ended December 31, 2006, a decrease of 9.6%. The decrease in operating income was primarily attributable to an increase in general and administrative expenses and to a lesser extent to an increase in selling and marketing expenses in 2007. The increased expenses were primarily attributable to the initial public offering of Limco, expenditures with respect to Sarbanes-Oxley compliance and increased salary expenses.

Operating income for MRO services. The operating income of the MRO services segment increased to $10.1 million for the year ended December 31, 2007 from $8.7 million for the year ended December 31, 2006, an increase of 15.5%, primarily as a result of the increase in revenues of this segment, offset in part by the increase in general and administrative and selling and marketing expenses in 2007. Operating income as a percentage of revenues increased slightly to 20.5% in the year ended December 31, 2007 from 20.0% for the year ended December 31, 2006.

Operating income for OEM products. The operating income of the OEM products segment decreased to $1.0 million for the year ended December 31, 2007 from $2.3 million for the year ended December 31, 2006, a decrease of 56.5%, primarily as a result of an increase in general and administrative expenses attributable to this segment in 2007. The increase in expenses resulted from increased salary expenses including bonuses, and expenditures with respect to Sarbanes-Oxley compliance. As a result of these increased expenses, operating income as a percentage of revenues decreased to 4.3% in the year ended December 31, 2007 from 10.4% for the year ended December 31, 2006.

Operating income for parts services. The operating income of the parts services segment increased to $2.8 million for the year ended December 31, 2007 from $1.3 million for the year ended December 31, 2006, an increase of 108%, primarily as a result of the increased revenues and profitability of this segment. Operating income as a percentage of revenues increased to 13.7% in the year ended December 31, 2007 from 8.6% for the year ended December 31, 2006, primarily as a result of an increase in the absolute gross profit arising from the increased revenues.

Financial income (expenses), net. Financial income, net was $0.7 million for the year ended December 31, 2007 compared to financial expenses, net of $0.46 million for the year ended December 31, 2006. In 2006, financial expenses related to the interest on the loans TAT incurred in connection with the purchase of Piedmont. In 2007, financial income was principally attributable to the investment of a portion of the proceeds Limco and TAT received from the initial public offering of Limco in July 2007 offset by higher prevailing interest rate on TAT’s debt.

Other Income. TAT had other income of $26.48 million for the year ended December 31, 2007 compared to other income of $0.59 million for the year ended December 31, 2006. Other income in both periods was attributable to the sale of marketable securities and equipment and capital gain of $26.4 million for the year ended December 31, 2007 attributable to the sale by Limco and TAT of shares of common stock of Limco in connection with its initial public offering in July 2007. TAT did not record a capital gain in the year ended December 31, 2006.

Minority Interest. TAT recognized a minority interest of $0.78 million in the net profits of Limco for the year ended December 31, 2007. TAT did not record a minority interest in the year ended December 31, 2006.

Income taxes. Total income tax expense for the year ended December 31, 2007 amounted to $3.21 million, compared to $3.25 million for the year ended December 31, 2006. The decrease is primarily due to the 9.0% appreciation of the NIS against the dollar in 2007, as a result of which the U.S. dollar cost of the operations in Israel significantly increased and operations in Israel were not profitable in such period, and therefore, TAT did not record a tax expense in 2007 with respect to its operations in Israel. In addition, tax expense in 2007 was offset by a $0.54 million refund of tax previously paid on income from approved enterprise facilities. TAT’s effective tax rate in the United States decreased to 20.6% in the year ended December 31, 2007 from 34.9% in the year ended December 31, 2006, principally as a result of its receipt of tax-exempt interest from a portion of its investments, which was offset in part by non-deductible stock-based compensation expenses. Also, the statutory tax rate in Israel decreased from 31.0% in the year ended December 31, 2006 to 29.0% in the year ended December 31, 2007.

Net income. In the year ended December 31, 2007, net income was $32.0 million, compared with net income of $6.1 million in the year ended December 31, 2006.

Quarterly Results of Operations

        The following table presents the consolidated statements of operations data for each of the eight fiscal quarters ended December 31, 2008, in dollars and as a percentage of revenues. In the opinion of TAT’s management, this unaudited information has been prepared on the same basis as TAT’s audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the unaudited information for the quarters presented. The results of operations for any quarter are not necessarily indicative of results that TAT might achieve for any subsequent periods.

	Three months ended
	2008				2007
	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
	(unaudited, $ in thousands)

Revenues	$31,144	$26,702	$23,200	$22,243	$19,751	$20,862	$23,064	$25,027
Cost of revenues	25,191	20,684	18,266	16,422	15,058	15,959	15,764	18,426

Gross profit	5,953	6,018	4,934	5,821	4,693	4,903	7,300	6,601
Research and Development
costs
Selling and marketing
expenses	1,001	1,329	1,107	932	902	967	976	874
General and
administrative expenses	3,608	3,085	2,807	2,907	2,958	2,348	3,053	2,636
Relocation expenses	-	-	-	-	-	-	-	-

Operating income	1,344	1,604	1,020	1,982	833	1,588	3,271	3,091
Financial income	1,030	379	742	526	557	631	352	167
Financial expenses	(712)	(172)	(383)	(236)	(51)	(327)	(444)	(184)
Other income (expense),
net	(236)	-	-	-	(58)	26,518	18	-

Income before income
taxes	1,426	1,811	1,379	2,272	1,281	28,410	3,197	3,074
Income taxes	420	818	168	389	(413)	1,862	1,274	489
Share in results of
affiliate company
prior to its
consolidation	-	240	434	-	-	-	-	-
Minority interest	(320)	(554)	(241)	(384)	(303)	(468)	-	-

Net income	$686	$679	$1,404	$1,499	$1,391	$26,080	$1,923	$2,585

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	80.9	77.5	78.7	73.7	76.2	76.5	68.3	73.6

Gross profit	19.1	22.5	21.3	26.3	23.8	23.5	31.7	26.4
Research and Development
costs
Selling and marketing
expenses	2.9	5.0	4.8	4.6	4.6	4.6	4.2	3.5
General and
administrative expenses	11.8	11.6	12.1	12.7	15.0	11.3	13.2	10.5
Relocation expenses	-	-	-	-	-	-	-	-

Operating income	4.3	6.0	4.4	8.9	4.2	7.6	14.2	12.4
Financial income	3.3	1.4	3.2	2.3	2.8	3.1	1.5	0.6
Financial expenses	(2.3)	(0.6)	(1.7)	(0.8)	(0.2)	(1.6)	(1.9)	(0.7)
Other income (expense),
net	(0.8)	0	0	0	-	127.1	1	-

Income before income
taxes	4.6	6.8	5.9	10.2	6.5	136.2	13.5	12.3
Income taxes	1.3	3.1	0.7	1.7	2.1	8.9	5.5	2.0
Share in results of
affiliate company
prior to its
consolidation	-	0.9	1.9	-	-	-	-	-
Minority interest	(1.0)	(2.1)	(1.0)	(1.7)	(1.5)	(2.2)	-	-

Net income	2.2%	2.5%	6.1%	6.7%	7.0%	125.0%	8.3%	10.3%

        TAT expects its operating results to fluctuate significantly in the future as a result of various factors, many of which are outside of TAT’s control, including the timing of orders, the provision of services and deliveries. Consequently, TAT believes that period-to-period comparisons of its operating results may not necessarily be meaningful, and as a result, you should not rely on them as an indication of future performance.

Seasonality

        TAT believes that the growth of its business over the last three years has masked a historical seasonal trend in the MRO services sector. Historically, TAT has seen many airlines decrease their maintenance requirements in the peak air travel summer months and increase its maintenance requirements in the winter months when air travel is not as great.

Conditions in Israel

        TAT is incorporated under the laws of, and its principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. See “RISK FACTORS” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect TAT’s operations.

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

Impact of Currency Fluctuation and of Inflation

        TAT reports its financial results in dollars and receives payment in dollars or dollar-linked NIS for all of its sales while it incurs a portion of its expenses, principally salaries and related personnel expenses, in NIS. Additionally, certain assets, as well as a portion of its liabilities, are denominated in NIS. Therefore, the dollar cost of its operations is influenced by the extent to which any inflation in Israel is offset on a lagging basis, or is not offset by the devaluation of the NIS in relation to the U.S. dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar, the dollar cost of operations in Israel increases. If the dollar cost of operations in Israel increases, its dollar-measured results of operations will be adversely affected. TAT cannot assure you that TAT will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

        The following table presents information about the rate of inflation in Israel, the rate of devaluation (appreciation) of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate%	NIS appreciation (devaluation) rate%	Israeli inflation adjusted for appreciation (devaluation) %

2003	(1.9)	7.6	5.7
2004	1.2	1.6	2.8
2005	2.4	(6.8)	(4.4)
2006	(0.1)	8.2	8.1
2007	3.4	9.0	12.4
2008	3.8	1.1	4.9

        A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of its expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the U.S. dollar. This devaluation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the U.S. dollar. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked NIS assets and the U.S. dollar amounts of any unlinked NIS liabilities and expenses. During the years 2007 and 2008, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of TAT’s NIS expenses. Such trend was reversed during the first three months of 2009 since the U.S. dollar strongly devaluated compared to the NIS.

        Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on TAT’s profitability and period-to-period comparisons of its results. The effects of foreign currency re-measurements are reported in TAT’s consolidated financial statements in current operations. TAT cannot assure you that in the future its results of operations may not be materially adversely affected by currency fluctuations.

Corporate Tax Rate

        Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2008 was 27% and will be further reduced to 26% in 2009 and 25% in 2010 and thereafter. However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise. Because TAT has elected to participate in the alternative package of tax benefits for its current approved enterprise and beneficiary enterprise under the Law for the Encouragement of Capital Investments, 1959, as amended, the income derived from those enterprises will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period. The tax benefits attributable to its current approved enterprise and beneficiary enterprise are scheduled to expire in phases between 2009 and 2017. Certain investment income derived by TAT from investments may not be regarded by the Israeli tax authorities as income from TAT’s approved and beneficiary enterprises and consequently may be taxed at the regular statutory rate in Israel.

        Certain of TAT’s subsidiaries operate in and are subject to the tax laws of various other jurisdictions, primarily the United States. TAT’s U.S. subsidiaries are taxed based on federal and state tax laws. The effective tax of TAT’s U.S. subsidiaries was 41.5%, 35.6% and 36.8% in the years ended December 31, 2008, 2007 and 2006, respectively.

Recently Issued Accounting Standards

        In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement,” or SFAS 157. SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. SFAS 157 is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. TAT is required to adopt SFAS 157 beginning on January 1, 2008. SFAS 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The FASB announced a one year deferral of SFAS 157‘s fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. TAT adopted SFAS 157 subsequent to December 31, 2007 but it did not have any effect on TAT’s financial position and results of operations.

        In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB No. 115,” or SFAS 159. SFAS 159 provides TAT the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Accordingly, TAT may elect to adopt SFAS 159 on January 1, 2008. TAT adopted SFAS 159 subsequent to December 31, 2007 but it did not have any effect on TAT’s financial position and results of operations.

        In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (SFAS 141(R)).  SFAS 141(R) expands the definition of transactions and events that qualify as business combinations; requires that the acquired assets and liabilities, including contingencies, be recorded at the fair value determined on the acquisition date and changes thereafter reflected in revenue, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred.  Adoption of SFAS 141(R) is required for annual periods beginning after December 15, 2008.  Early adoption and retroactive application of SFAS 141(R) to fiscal years preceding the effective date are not permitted.  The adoption of SFAS 141 (R) will be effective for business combinations consummated in 2009.

        In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (SFAS 160).  SFAS 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of minority interests as a component of equity.  Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings.  The effective date for SFAS 160 is for annual periods beginning on or after December 15, 2008.  SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing noncontrolling interests. All other requirements of SFAS 160 shall be applied prospectively. As a result of the adoption of SFAS 160 in its financial statements for periods commencing January 1, 2009, TAT will classify the noncontrolling interest as a component of equity.

        In March 2008, the FASB issued SFAS No. 161 (SFAS 161), “Disclosures about Derivative Instruments and Hedging Activities”, as an amendment to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The fair value of derivative instruments and their gains and losses will need to be presented in tabular format in order to present a more complete picture of the effects of using derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The adoption of SFAS 161 is not expected to have a material impact on TAT’s interim financial statements.

        In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, Goodwill and Other Intangible Assets. The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Under FSP No. FAS 142-3, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. This FSP will require certain additional disclosures for TAT’s 2009 fiscal year and the application to useful life estimates prospectively for intangible assets acquired after December 15, 2008. TAT adopted FSP No. FAS 142-3 as of the beginning of fiscal year 2009. TAT’s adoption of FSP No. FAS 142-3 is not expected to have a material impact on its financial statements.

Liquidity and Capital Resources

In 2008, TAT received loans in the total amount of a $5 million from Bank Mizrahi to finance the acquisition of Bental’s shares.

TAT had cash and cash equivalents and short-term deposits of $33.9 as of December 31, 2008, as compared with cash and cash equivalents and short-term deposits of $15.1 million as of December 31, 2007. The increase in cash and cash equivalents in 2008 is primarily a result of the $26 million proceeds received from the sale of TAT’s short term investments net of $9 million purchases of short term investments.

Capital expenditures for the years ended December 31, 2008, 2007 and 2006 were approximately $3.5 million, $6.3 million and $1.7 million, respectively. These capital expenditures were principally for the purchase of equipment for the OEM and MRO facilities. TAT funded these expenditures from cash flows from operations, with the exception in year 2007, where TAT also financed its capital expenditure from cash flow from financing activities, derived from the initial public offering of Limco in July 2007. TAT expects that capital expenditures for 2009 will decrease and will be primarily for expanded capabilities and capacity for OEM operations and MRO services. TAT expects that its available cash and cash equivalents and cash flow that will be generated from operations will be sufficient to enable it fund its capital expenditures.

TAT believes that anticipated cash flow from operations and its current cash balances will be sufficient to meet its cash requirements for at least 12 months. TAT’s future capital requirements will depend on many factors, including its rate of revenue growth, the expansion of its selling and marketing activities, costs associated with expansion into new markets and the timing of the introduction of new products and services.

Cash Flows

The following table summarizes TAT’s cash flows for the periods presented:

	Year Ended December 31,
	(in thousands)
	2008	2007	2006

Net cash provided by operating activities	$1,692	$804	$5,153
Net cash provided by (used in) investing activities	12,368	(24,719)	(2,283)
Net cash provided by (used in) financing activities	5,170	33,267	(4,091)
Effect of changes in exchange rate on cash and cash
equivalents of foreign currency subsidiary company	(445)	-	-
Net increase (decrease) in cash and cash equivalents	18,785	9,352	(1,221)
Cash and cash equivalents at beginning of the year	15,114	5,762	6,983

Cash and cash equivalents at end of the year	$33,899	$15,114	$5,762

TAT’s cash and cash equivalents increased significantly in 2008 as a result of approximately $17.0 in net proceeds from selling corporate and municipal bonds, ending 2008 with $33.9 millions compared to $15.1 millions in December 31, 2007. TAT’s cash and cash equivalents increased significantly in 2007 as a result of the initial public offering of its Limco subsidiary and the net cash provided from this financing activity. TAT received proceeds of $50.0 million, net of issuance costs, of which $8.7 million was received from the sale of 855,000 shares of common stock of Limco in the offering. TAT’s receipt of these proceeds was the primary reason that its cash and cash equivalents grew to $15.1 million at December 31, 2007 from $5.8 million at December 31, 2006.

Net cash provided by operating activities was approximately $1.7 million, $0.8 million and $5.2 million for the years ended December 31, 2008, 2007 and 2006, respectively. Net cash provided by operating activities for the year ended December 31, 2008 was primarily attributable to net income of $4.3 million, and in addition to depreciation and amortization of $3.4 million and a $1.5 million increase in the minority shares of profit for the period, which was primarily offset by a $2.4 million increase in inventories, a $4.2 million increase in trade receivables, and a $0.9 million increase in other accounts receivables. The increase in trade receivables in 2008 resulted primarily from the increased revenues. The increase in inventories in 2008 resulted from purchases of inventories in relatively large quantities sufficient to support long term contracts, enabling TAT to enjoy relatively lower prices.

Net cash provided by operating activities for the year ended December 31, 2007 was primarily attributable to net income of $31.97 million, which was offset by a $26.4 million capital gain that TAT recognized as a result of the sale of shares of Limco in connection with Limco’s initial public offering in July 2007, depreciation and amortization of $2.03 million, a $3.3 million increase in inventories, a $0.99 million increase in trade receivables, a $1.6 million decrease in other accounts payable and accrued expenses and a $0.96 million decrease in trade payables. The increase in trade receivables in 2007, resulted primarily from the increased revenues. The decrease in trade and other payables in 2007 resulted from the significant increase in these balances in 2006 that were paid for during 2007, partially from the proceeds of Limco offering. The increase in inventories in 2007 resulted from purchases of inventories in relatively large quantities sufficient to support long term contracts, enabling TAT to enjoy relatively lower prices.

Net cash provided by operating activities for the year ended December 31, 2006 was primarily attributable to net income of $6.1 million, depreciation and amortization of $1.8 million, an increase in other accounts payable and accrued expenses of $0.51 million, a $2.6 million increase in trade payables, which was offset by a $2.6 million increase in trade receivables, and a $2.5 million increase in inventories.

Net cash provided by investing activities was approximately $12.4 million for the year ended December 31, 2008, compared to net cash used in investing activities of approximately $24.8 million for the year ended December 31, 2007 and net cash used in investing activities of approximately $2.3 million for the year ended December 31, 2006. Of the cash provided by investing activities in the year ended December 31, 2008, approximately $26.4 million were provided by proceeds received by Limco from selling corporate and municipal bonds, offset by $9.3 million used for the purchase of short term investments and $3.6 million used for the purchase of property and equipment, primarily production equipments and building improvements.

Of the cash used in investing activities in the year ended December 31, 2007, approximately $6.3 million was used for the purchase of property and equipment, primarily production equipments and building improvements, $28.8 million was used for the purchase by Limco of auction rate tax-exempt securities. In addition $8.7 million proceeds were received from sale of shares of Limco in connection with Limco’s initial public offering in July 2007. Of the cash used in investing activities in the year ended December 31, 2006, approximately $1.7 million was used for the purchase of property and equipment, primarily production equipments and building improvements and $1.0 million was attributable to bank deposits.

Net cash provided by financing activities was approximately $5.2 million for the year ended December 31, 2008, compared to net cash used in financing activities of approximately $33.3 million for the year ended December 31, 2007 and net cash provided by financing activities of approximately $4.1 million for the year ended December 31, 2006. In the year ended December 31, 2008, the net cash provided was primarily attributable to the receiving of a $5.0 million loan from financial institution, repayable in 3-5 years.

In the year ended December 31, 2007, the net cash provided was primarily attributable to the initial public offering of Limco in July 2007. In October 2007, TAT distributed a cash dividend of approximately $2.6 million, and in July 2007, TAT repaid all of its then outstanding long-term loans in the aggregate amount of $8.0 million. In the year ended December 31, 2006, net cash used in financing activities was primarily attributable to the payment of a cash dividend of $1.2 million and the repayment of $3.0 million of long-term loans.

A.	Research and Development, Patents and Licenses

        Not applicable

B.	Trend Information

        Our revenues in the US in fiscal 2009 are expected to be impacted by the decline in the aerospace industry. Although we anticipate this trend to continue for the foreseeable future, we expect that as the aerospace industry recovers, our revenues will again trend upward

        Other than the above mentioned, there are no significant recent trends that are material to production, sales and inventory, the state of the order book and costs and selling prices since the latest fiscal year.

C.	Off-Balance Sheet Arrangements

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

D.	Tabular Disclosure of Contractual Obligations

        The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2008 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Long-term debt obligations	$5,338,000	$150,000	$188,000	$1,500,000	$3,500,000
Operating lease obligations (1)	1,678,000	582,000	793,000	193,000	110,000
Estimated long-term loan interest	810,000	190,000	370,000	250,000	-

Total	$7,826,000	$922,000	$1,351,000	$1,943,000	$3,610,000

(1)	Pursuant to the terms of the agreement we entered into with TAT Industries in 2000 to purchase its operations relating to the manufacture of aviation accessories, we entered into an agreement, pursuant to which we rent from TAT Industries, effective as of January 1, 2000, the real estate and buildings encompassing an area of approximately 302,000 square feet for a period of 24 years and eleven months. In consideration we agreed to pay TAT Industries annual rental payments of approximately $329,000 for the year ended December 31, 2008 with an additional incremental payment of 2% per year. Such rental rates are subject to revaluation every fifth year.

        In addition, we have long-term liabilities for severance pay that is calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. As of December 31, 2008, our severance pay liability, net was $763,460.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

        Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Giora Inbar	53	Chairman of the Board of Directors
Shmuel Fledel	55	Chief Executive Officer
Yaron Shalem	36	Chief Financial Officer
Nathan Galili	53	Vice President Operations
Shai Lustgarten	39	Director of Marketing and Business Development
Rami Daniel	43	External Director
Avi Shani	61	External Director
Dr. Avraham Ortal	43	Director
Eran Saar	36	Director
Daniela Yaron-Zoller	42	Director

Brigadier General (Res.) Giora Inbar was elected as the Chairman of TAT’s Board of Directors in January 2008. Brigadier General (Res.) Inbar currently serves as the chairman of the Board of Directors of Isal Amlat, TAT’s controlling shareholder, and as the chief executive officer of KMN Holdings Ltd., the parent of Isal Amlat. Brigadier General (Res.) Inbar also serves as chairman of the Board of Directors of a number of companies in the KMN Group, including TAT’s parent company TAT Industries. Brigadier General (Res.) Inbar served in the Israel Defense Forces for 25 years retiring with the rank of Brigadier General in 1998. Brigadier General (Res.) Inbar holds a B.A. degree and an MBA degree in Business Administration from Haifa University and is also a graduate of the US Army War College.

Dr. Shmuel Fledel has served as TAT’s Chief Executive Officer since May 2008. Prior to joining TAT company, between the years 2005 and 2008, Dr. Fledel served as Vice President, Maintenance and Engineering of El-AL Israel Airlines Ltd. From 1998 to 2005, Dr. Fledel served as the Chief Executive Officer of Cyclone Aviation Products Ltd., an Israeli company which serves as the Elbit Systems Group’s design and production center for metal and composite structural aircraft components and parts for leading aerospace companies and OEMs. From 1995 to 1998, Col (Res.). Fledel served as the Depot Commander of the Israeli Air Force. Dr. Fledel holds a Ph.D. and a MSr. degree in Structural Dynamics, both from the University of Maryland, and a BSc. degree in Aeronautical Engineering from the Technion – Israel Institute of Technology.

Yaron Shalem has served as TAT’s Chief Financial Officer since August 2008. Prior to that, between the years 2006 and 2008 Mr. Shalem served as the CFO of OrganiTech USA Inc. – a provider of high-tech hydroponics factories. Prior to that, during years 2003-2005 Mr. Shalem served as the CFO of Arelnet Ltd. – a provider of IP based telecom switches. Before that Mr. Shalem was the CFO of CellPay Ltd, an Israeli start-up provider in the Mobile Payment arena. Mr. Shalem holds a B.A. in Economy & Accounting from Tel Aviv University and an EMBA from Bar-Ilan University.

Nathan Galili has served as TAT’s VP Operations since August 2008. Prior to that Mr. Galili served for many years at IAI (Israeli Aerospace Industries Ltd.). During 2007 he served at IAI as General Manager of the Boeing 787 program, and prior to that, during 1995-2006 as General Manager of the Ramta Division of IAI (dealing with development of Fast Attack Craft, Built to Print and Built to Spec of Aerostructure Components, armored vehicles, UGV’s etc.). During 1992-1994 Mr. Galili was the Deputy General manager of the Lahav Division of IAI, dealing with the design and upgrade of Fighter and Training Aircraft. Mr. Galili holds B.Sc. in Aeronautical Engineering from Technion Haifa and MBA from Bar-Ilan University.

Shai Lustgarten has served as TAT’s Director of Marketing and Business Development since December 2008. From 1992 until 1997, Mr. Lustgarten served as the Assistant Military Attached at the Embassy of Israel in Washington D.C. From 1997 through 2005, Mr. Lustgarten served as the VP Marketing of Turbine Components Europe Ltd. and as Director Marketing and Business Development at Haargaz, from 2006 to 2007. He later served as Director of Business Development and Marketing of S.G.D. Engineering, from 2007 to 2008. Mr. Lustgarten holds a B.Sc. in Business Management & Computer Communications from the University of Maryland.

Rami Daniel has served as an outside director (within the meaning of the Israeli Companies Law) since June 10, 2004 and is a member of TAT’s Audit Committee. Mr. Daniel has served as Vice President of Finance of Ganden Real Estate since 2001. Mr. Daniel is licensed as a certified public accountant in Israel and holds a B.S.c. degree in Economics from the College of Management in Tel Aviv.

Avi Shani has served as an outside director (within the meaning of the Israeli Companies Law) since August 2008 and is a member of TAT’s Audit Committee. Mr. Shani is also serving as a director in Psagot Providence Funds and in Calanit Carmon Ltd. Since 2005 until 2008 Mr. Shani served as the CEO of TCM Mobile, a start up company, and prior to that, during years 2004 – 2008 he served as Executive Vice President Investments and Chief Economist of IDB Development, a leading Israeli holding company, in charge of new Investments. Mr. Shani holds a B.S.c. degree in Economics and MBA, both from Tel Aviv University.

Dr. Avraham Ortal was elected as a director in January 2008. Since February 2008, Dr. Ortal has served as the chief executive officer of KMN Capital Ltd., a subsidiary of KMN Holdings Ltd., the parent of Isal Amlat, and as the vice president of KMN Holdings Ltd., and is responsible for all of its international operations. From March 1999 to January 2008, Dr. Ortal was a partner in the law firm of Zellermayer, Pelossof & Co. of Tel Aviv, Israel. Prior to joining Zellermayer, Pelossof & Co., Dr. Ortal was an associate at the New York law firm Davis Polk & Wardell and was an Adjunct Lecturer (Mergers & Acquisitions) at the Duke University School of Law. Dr. Ortal holds an LL.B. degree from the College of Management, an L.L.M. degree from Duke University School of Law and an S.J.D. degree from Duke University.

Eran Saar was elected as a director in January 2008. Since June 2006, Mr. Saar has served as the chief executive officer of Isal Amlat, TAT’s controlling shareholder, and as chief financial officer of KMN Holdings Ltd., the parent of Isal Amlat. Mr. Saar serves as a member of the Board of Directors of seven companies in the KMN Group, including TAT’s parent company TAT Industries. From 2005 to 2006, Mr. Saar served as the deputy director of the corporate finance department of the Israeli Securities Authority. Mr. Saar holds a B.A. degree in Law and Accounting and an MBA degree, both from the Hebrew University of Jerusalem.

Daniela Yaron-Zoller was elected as a director in January 2008. Ms. Yaron-Zoller currently serves as a director of the strategic customer division of NESS Technologies Ltd. Ms. Yaron-Zoller also serves as a member of the Board of Directors of several companies in the KMN Group, including TAT’s parent company TAT Industries, and of Mekorot Water Company Ltd. Ms. Yaron-Zoller holds a B.A. degree in Law from the University of Tel Aviv.

Compensation

        The following table sets forth all the compensation TAT paid with respect to all of its directors and executive officers as a group for the year ended December 31, 2008.

	Salaries, fees, Commissions and bonuses	Other benefits

All directors and executive officers as a group (17 persons)	$2,940,000	$130,000

        During the year ended December 31, 2008, TAT paid its directors, other than Messrs. Giora Inbar, Dr. Avraham Ortal and Eran Saar (who received no compensation), the minimum amounts permitted by law to an outside director (within the meaning of the Israeli companies Law) which was: a per meeting attendance fee of NIS 2,200 (approximately $615), plus an annual fee of NIS 59,100 (approximately $16,514).

        The above table includes compensation to 7 executive managers that retired during the year ended December 31, 2008.

B.	Board Practices

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

Election of Directors

        Our articles of association provide for a board of directors consisting of no less than two and no more than eleven members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of 6 directors, including two outside directors within the meaning of the Israeli Companies Law.

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

        We are exempt from the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors since we are a controlled company within the meaning of NASDAQ Marketplace Rule 5615(c)(2). See below in this Item 6C. “Directors, Senior Management and Employees – Board Practices – NASDAQ Exemptions for a Controlled Company.”

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

        A person is qualified to serve as an outside director only if he or she has “accounting and financial expertise” or “professional qualifications,” as such terms are defined by regulations promulgated under the Israeli Companies Law. At least one of the outside directors must have “accounting and financial expertise.” Each of our outside directors, Messrs. Rami Daniel and Avi Shani, has “accounting and financial expertise.”

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

        Messrs. Rami Daniel and Avi Shani serve as our outside directors under the Israeli Companies Law. Mr Daniel will serve until our 2010 annual general meeting of shareholders, following which his service as an outside director may not be extended. Mr. Shani will serve until our 2011 annual general meeting of shareholders, following which his service as an outside director may not be extended.

        Independent Directors. NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members and only of independent directors each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ.

        As a controlled company, within the meaning of NASDAQ Marketplace Rule 5615(c)(2), we are exempt from the NASDAQ Marketplace Rule which requires that a majority of our board of directors qualify as independent directors, within the meaning of the NASDAQ Marketplace Rules. See Item 6.C. “Directors, Senior Management and Employees – Board Practices – NASDAQ Exemptions for a Controlled Company.”

        The independent directors of our company will meet at the meetings of the audit committee to discuss our annual and interim financial statements. At such sessions the independent directors will also discuss and approve transaction with interested parties, including recommending the compensation of all our senior officers, and will also nominate directors to be approved by our shareholders at the annual general meeting of shareholders. Our executive officers do not participate in any discussions or decisions that involve any aspect of their compensation.

        Our board of directors has determined that Messrs. Rami Daniel and Avi Shani both qualify both as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ and as outside directors under the Israeli Companies Law requirements. Our board of directors has further determined that Ms. Daniela Yaron-Zoller qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.

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

        Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our current audit committee members are Messrs. Rami Daniel (who serves as the chairman of the audit committee) and Avi Shani, our outside directors under Israeli law, and Ms. Daniela Yaron-Zoller. Our Board of Directors has determined that each of Rami Daniel and Avi Shani qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. The audit committee meets at least once each quarter.

Internal Audit

The Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice. The internal auditor must meet certain statutory requirements of independence. On December 2008, we announced the resignation of our internal auditor, Mr.Yair Shilhav, and the nomination of Mr. Doron Cohen to serve as our new internal auditor effective as of December 24, 2008.

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

Insurance for Office Holders

        The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract to insure an office holder for acts or omissions performed by the office holder in such capacity for:

—	a breach of his or her duty of care to the company or to another person;

—	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests; and

—	a monetary liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders

        The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

—	a monetary liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court;

—	reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a monetary liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

—	reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him by a court, in proceedings the company instituted against the office holder or that were instituted on the company’s behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a crime which does not require proof of criminal intent.

        In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

—	undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances; and

—	retroactively indemnify an office holder of the company.

Limitations on Exculpation, Insurance and Indemnification

        The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exempting an office holder from duty to the company shall be valid, where such insurance, indemnification or exemption relates to any of the following:

—	a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

—	any act or omission committed with intent to derive an unlawful personal gain; and

—	any fine or forfeiture imposed on the office holder.

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

        On February 8, 2009, following the approval by our board of directors and audit committee, our shareholders approved the purchase of a tail (runoff) policy insuring the directors an officers of our company in office prior to the acquisition of the control by Isal Amlat, as part of Isal Amlat’s obligations under the purchase agreement. The resolution to obtain such policy was adopted by a super majority vote, as required for the approval of transactions with related parties under Israeli law. The policy will be in effect for 7 years, until January 1, 1015. The coverage limit under such policy is 10 million dollars and the premium for such policy is 115,000 dollars for the term of the policy.

        On March 11, 2009, our board of directors and audit committee approved the purchase of a directors and officers insurance policy for the directors and officers of our company and its subsidiaries, Limco and Bental. The coverage limit under the policy is 25 million dollars and the premium for the insurance term (one year) is 150,000 dollars.

NASDAQ Exemptions for a Controlled Company

        We are a controlled company within the meaning of NASDAQ Marketplace Rule 5615(c)(2), or Rule 5615(c)(2), because TAT Industries holds more than 50% of our voting shares.

        Under Rule 5615(c)(2), a controlled company is exempt from the following requirements of NASDAQ Marketplace Rules 5605(b)(1), 5605(d) and 5605(e) that would otherwise require that:

—	the majority of the company’s board of directors qualifies as independent directors, as defined under NASDAQ Marketplace Rules.

—	the compensation of the chief financial officer and all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors.

—	director nominees must either be selected or recommended for the board of directors, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors.

        We intend to continue to rely on these exemptions provided under Rule 5615(c)(2).

C.	Employees

        As of December 31, 2008, we and our subsidiaries employed 605 persons, of whom 486 were employed in manufacturing and quality control, 52 were employed in engineering and research and development and 67 were employed in administration, sales and marketing. Of such employees, 321 were located in Israel and 284 were employed by Limco-Piedmont and located in the United States.

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

        A general practice followed by us, although not legally required, is the contribution of monies on behalf of its senior employees to a fund known as “Management Insurance.” This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing his right to receive severance pay, if legally entitled, upon termination of employment. The employee contributes an amount equal to approximately 5%-6% of his wages and the employer contributes an additional amount of approximately 13-1/3% – 16% of such wages.

D.	Share Ownership

Beneficial Ownership of Executive Officers and Director

        None of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

        As of December 31, 2008, one director held options to purchase an aggregate of 7,500 ordinary shares at an exercise price of $1.625 per share. The options were issued under our 1999 Stock Purchase Plan and expired on January 19, 2009.

Stock Option Plans

        On August 14, 2008, TAT’s Board of Directors approved the grant to TAT’s CEO of options to purchase 65,477 ordinary shares of TAT which represents 1% of the outstanding share capital on a fully diluted basis. The options are exercisable in 3 equal portions vested after 2, 3 and 4 years from May 19, 2008. The fair value of the options was calculated based on Black & Scholes model and is $191,000.

        In January 1999, TAT’s Board of Directors adopted TAT’s 1999 Stock Option Plan, or the 1999 Plan, under which up to 500,000 ordinary shares were issuable under options granted to directors and employees. As of December 31, 2008, options to purchase an aggregate 492,500 ordinary shares had been exercised under the 1999 Plan at an exercise price of $1.625 per share, out of which 10,000 options were exercised during 2008. As of December 31, 2008, options to purchase 7,500 ordinary shares at an exercise price of $1.625 per share were outstanding under the 1999 Plan, all of which expired on January 19, 2009, along with the termination of the 1999 Plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

        Isal Amlat, a Tel Aviv Stock Exchange publicly traded company, organized under the laws of the State of Israel, is the beneficial holder of 70.7% of TAT’s outstanding shares (4,632,351 shares), of which 12.0% (786,443 shares) are held directly by it and 58.7% (3,845,908 shares) are held directly by TAT’s parent company TAT Industries. TAT Industries is 79.33% controlled by Isal Amlat. Isal Amlat is 81.65% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange, which is 62.1% controlled by Ron Elroy. No other shareholder of TAT beneficially owns 5% or more of TAT’s ordinary shares.

        The following table sets forth certain information as of June 15, 2009, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)

Isal Amlat Investments (1993) Ltd. (3)	4,632,351	70.7%
TAT Industries (4)	3,845,908	58.7%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 6,552,671 ordinary shares issued and outstanding as of June 15, 2009.

(3)	Includes 786,443 ordinary shares held directly by Isal Amlat and 3,845,908 ordinary shares held directly by TAT Industries, which is 79.33% controlled by Isal Amlat. As such, Isal Amlat may be deemed to be the beneficial owner of the aggregate 4,632,351 ordinary shares held directly by itself and TAT Industries. Isal Amlat is 81.65% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock, which is 62.1% controlled by Ron Elroy.

(4)	TAT Industries is 79.33% controlled by Isal Amlat. As such, Isal Amlat may be deemed to be the beneficial owner of the aggregate 3,845,908 ordinary shares held directly by TAT Industries. Isal Amlat is 81.65% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock, which is 62.1% controlled by Ron Elroy.

Significant Changes in the Ownership of Major Shareholders

        On December 19, 2007, the controlling interest in TAT Industries, our controlling shareholder, was sold.  Mr. Shlomo Ostersetzer, the former Chairman of our Board of Directors and our former President, and Mr. Dov Zeelim, the former Vice Chairman of our Board of Directors and our former Chief Executive Officer, directly and through companies wholly owned by them, sold an aggregate of 1,345,601 ordinary shares of TAT Industries to Isal Amlat. On December 24, 2007 Isal Amlat purchased an additional amount of 361,642  ordinary shares of TAT Industries from a third party, and as of December 24, 2007, Isal Amlat held an aggregate of 1,707,243 ordinary shares of TAT Industries comprising 69.29% of its then outstanding shares. According to the agreement between Isal Amlat and Mr. Zeelim, as amended on January 31, 2008, Isal Amlat purchased from Mr. Dov Zeelim an additional amount of 142,855 ordinary shares of TAT Industries and provided Mr. Zeelim with a put option with respect to additional 102,856 ordinary shares of TAT Industries then held by Mr. Zeelim that was exercisable after January 1, 2010. Pursuant to an agreement between Isal Amlat and Mr. Zeelim entered into in May 2008 in connection with Mr. Zeelim’s resignation from the office of Chief Executive Officer of our company, Mr. Zeelim exercised his put option on June 12, 2008 and the 102,856 ordinary shares subject to the option were purchased by Isal Amlat.  During years 2007 and 2008 Isal Amlet purchased from other third parties additional 1,859 ordinary shares of TAT Industries and currently controls 79.33% of Tat Industries.

        On December 19, 2007, Isal Amlat purchased 600,000 ordinary shares or 9.2% of our then outstanding ordinary shares, from FIMI Opportunity Fund. The agreement between Isal Amlat and FIMI also provides for a mutual call and put option exercisable after one year with respect to the remaining 241,443 ordinary shares of our company (approximately 3.7% of our outstanding shares) beneficially held by FIMI. On December 20, 2007, Isal Amlat purchased 45,000 of our ordinary shares from Mr. Dov Zeelim, the former Vice Chairman of our Board of Directors and our former Chief Executive Officer. On July 17, 2008 Isal Amlat and FIMI amended the terms of their agreement to provide that the put and call options provided for under the agreement, which were exercisable for one year, will be divided into two tranches. Accordingly, 141,443 of our ordinary shares were purchased by Isal Amlat in December 2008 at a price per share of 19.343 dollars and with respect to the remaining 100,000 of our ordinary shares subject to the option, or the second trench shares, FIMI received a put option enabling it to require Isal Amlat to purchase such shares during a period of one month, commencing December 20, 2009. It was further agreed that if FIMI does not exercise such put option, then Isal Amlat has a call option with respect to the second trench shares, enabling it to purchase such shares during a period of one month, commencing on the termination of the put option. The second trench shares will be purchased at a price per share of 19.343 dollars plus interest, as set forth in the agreement between the parties. Isal Amlat is currently the beneficial holder of 70.69% of our outstanding shares, of which 12.0% of such shares are held directly by it and 58.69% of such shares are held directly by our parent company Tat Industries.

        In March 2008 and in September 2008, the board of directors of our parent company, Tat Industries, authorized the purchase by Tat Industries of up to NIS 20 million (approximately $5.8 million) and NIS 10 million (approximately $2.9 million), respectively, of our ordinary shares, effective immediately through July 2008 and December 2008, respectively. The timing and amount of any of our ordinary shares purchased will be determined by its management based on its evaluation of market conditions and other factors. Tat Industries purchased ordinary shares of our company for an aggregate purchase price of 6.5 million dollars under such purchase plans, and its holdings in our company are currently 58.69%.

        On December 24, 2008, the company’s board of directors authorized the repurchase by the company of up to three million dollars of the company’s ordinary shares. The Board approval is effective through December 31, 2009. The timing and amount of any share purchases will be determined by the company’s management from time to time based on its evaluation of market conditions and other factors. The repurchase program will be funded from the company’s working capital and may be suspended or discontinued at any time. We have not repurchased any shares pursuant to such approval.

        On March 11, 2009, TAT’s Board of Directors adopted a stock repurchase plan under Rule 10b5-1 of the Securities Exchange Act of 1934. This plan replaced the Board of Director’s authorization to repurchase shares announced on December 24, 2008, which was terminated. On March 26, 2009 this 10b5-1 plan was also terminated, with 4,650 shares having been purchased.

Major Shareholders Voting Rights

        Our major shareholders do not have different voting rights.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of June 15, 2009, there were 49 holders of record of our ordinary shares, of which 11 record holders holding approximately 2.0% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 55.6% of our outstanding ordinary shares as of such date.

B.	Related Party Transactions

Management and Services Agreement

        In February 2000, TAT entered into an agreement with TAT Industries, TAT’S controlling shareholder, to purchase operations of TAT Industries relating to the manufacture of aviation accessories and the lease of certain real estate and buildings. Pursuant to the terms of this agreement, all of the employees of TAT Industries were transferred to TAT us effective January 1, 2000, without any change in the conditions of their employment. TAT Industries pays TAT $50,000 per year for administrative and accounting personnel and secretarial staff, who served as employees of TAT Industries before they were transferred to TAT and who continue to provide such services.

        In addition, pursuant to the terms of the agreement, TAT entered into a lease agreement, pursuant to which TAT leased from TAT Industries, effective as of January 1, 2000, an area of approximately 344,000 square feet, including 90,000 square feet of manufacturing, office and storage space, for a period of 24 years and eleven months. In consideration for the lease agreement, TAT agreed to pay TAT Industries annual rental fee of $300,000, with an additional incremental payment of 2% per year, such rental fee is subject to revaluation every fifth year. In 2005, the rental fee was revaluated by a real estate appraiser, and as a result the base fee was increased to $310,000 per year with an additional incremental payment of 2% per year. The rental fee will be revaluated again in 2010.

Management Agreement with ISAL

        On February 8, 2009, following the approval of TAT’s Board of Directors and audit committee, TAT’s shareholders approved the entry by the company into a management agreement with TAT’s controlling shareholder, Isal Amlat, by the special majority required by Israeli law. Pursuant to the management agreement, in consideration of the management services provided by Isal Amlat, TAT will pay to Isal Amlat an amount of $100,000 plus VAT per fiscal quarter, commencing retroactively from October 1, 2008. The agreement will be in effect for 4 years unless earlier terminated by either party by a 4 month prior notice. Under the agreement, the scope of services are subject to annual review by the Board of Directors and audit committee and upon their determination that a material change has occurred that requires the update of the agreement, the company will take all actions to obtain all the requisite approvals to such amendment.

Management Agreement with Limco

        On February 25, 2009, Limco’s Board of Directors and Audit Committee approved an agreement providing for the payment by Limco of an annual management fees to TAT in an amount of $200,000 commencing January 2009.

Management Agreement with Bental

        On December 29, 2008, Bental Industries’ Board of Directors approved the payment of a management fee to its stockholders in aggregate amount $120,000, as follows: $62,400 will be paid to TAT and $57,600 will be paid to Bental Investments in consideration of Management Services provided to Bental Industries by its shareholders’ or on their behalf during fiscal year 2008.

Other Transactions

        TAT Industries and TAT are reporting to the Value Added Tax Authorities on a consolidated basis. The balance with TAT Industries as of December 31, 2008 and 2007, at the amount of $383 and $576, respectively, mainly consists of Value Added Tax refund, is linked to the Israeli Consumer Price Index.

        On March 26, 2007, TAT entered into an agreement with Limco, with respect to the terms of purchase by Limco from TAT of cores of heat exchangers. The agreement determines the price for the different cores and includes a price adjustment mechanism. The term of the agreement is 10 years during which TAT will be Limco’s sole supplier of such products.

        TAT has commercial relationships with certain companies that are controlled by KMN Holdings, TAT’s indirect controlling shareholder: KMN Trades and Metals, Ika Laboratories Ltd., Alexandrovitzh Ltd. and Hagail Industries Ltd. During fiscal year 2008, TAT purchased from such companies raw materials and services in an aggregate amount of $80,000, all in arms length transactions.

Other Relationships

        Dr. Shmuel Fledel, TAT’s Chief Executive Officer and Mr. Yaron Shalem, TAT’s Chief Financial Officer, also serve in the same positions in TAT Industries.

        Dr. Shmuel Fledel, TAT’s Chief Executive Officer, serves as the Chairman of the Board of Directors of Limco. Mr. Giora Inbar, the Chairman of TAT’s Board of Directors and Dr. Avraham Ortal, a member of TAT’s Board of Directors, also serve on the Board of Directors of Limco.

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

        On May 19, 2009 an amended petition was filed in the District Court of Tulsa County, State of Oklahoma captioned “Chris Gassen, individually and on behalf of all others similarly situated, Plaintiff v. Shmuel Fledel, Jacob Gesthalter, Michael Gorin, Giora Inbar, Avraham Ortal, Eran Goren, Limco, LIMC Acquisition Company and TAT, Defendants.” The action, which purports to be on behalf of a class comprised of the public stockholders of Limco, seeks relief against TAT, Limco and Limco’s Directors for alleged breaches of fiduciary duty and other violations of state law in connection with the merger. Plaintiff claims, among other things, that the defendants are attempting to sell Limco by means of an unfair process and for an unfair price and that defendants have failed to disclose all material information concerning the merger. Plaintiff is seeking to enjoin the consummation of the merger, monetary damages, and an award of costs, including attorneys’ fees. We believe that the action is without merit and intends to vigorously defend the claims.

        Limco is currently engaged in a contract dispute with one of their suppliers. Limco believes that the dispute will be resolved as a commercial basis. However, the inability to amicably resolve such dispute could result in litigation, which could have a material effect on Limco’s business and financial condition.

Dividend Distribution Policy

        On April 8, 2009, we paid a cash dividend to its stockholders of approximately NIS2.29 per ordinary share (approximately $.55 per ordinary share). Our Board of Directors has no present intention of paying additional cash dividends in the foreseeable future. The payment of additional dividends will be contingent upon our revenues and earnings, capital requirements and general financial condition.

        The Israel Companies Law also restricts our ability to declare dividends. We can only distribute dividends from profits (as defined in the law), provided that there is no reasonable suspicion that the dividend distribution will prevent us from meeting our existing and future expected obligations as they come due.

B.	Significant Changes

        Since the date of the annual consolidated financial statements included in this annual report, no significant change has occurred.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Annual Stock Information

        The following table sets forth, for each of the years indicated, the high and low sales prices of our ordinary shares on the NASDAQ Capital Market and the TASE :

	NASDAQ Capital Market		Tel Aviv Stock Exchange
	High	Low	High	Low

Fiscal Year Ended December 31, 2004	9.80	6.21	-	-
Fiscal Year Ended December 31, 2005	9.35	5.25	NIS 35.50	NIS 29.70
Fiscal Year Ended December 31, 2006	19.52	5.92	82.10	30.25
Fiscal Year Ended December 31, 2007	28.18	11.37	116.70	47.68
Fiscal Year Ended December 31, 2008	12.24	3.62	53.00	15.52

Quarterly Stock Information

        The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low sales prices of our ordinary shares on the NASDAQ Capital Market and the TASE:

	NASDAQ Capital Market		Tel Aviv Stock Exchange
	High	Low	High	Low

2007
First Quarter	28.18	16.60	116.70	70.94
Second Quarter	21.93	15.60	91.11	62.74
Third Quarter	21.95	11.37	94.82	47.68
Fourth Quarter	16.10	13.13	64.24	50.01

2008
First Quarter	12.24	6.61	53.00	26.01
Second Quarter	8.60	4.95	34.94	17.71
Third Quarter	7.37	4.76	27.75	17.08
Fourth Quarter	7.01	3.62	27.50	15.52

2009
First Quarter	5.85	3.95	25.31	16.53

Monthly Stock Information

        The following table sets forth, for the most recent six months, the high and low sales prices of our ordinary shares on the NASDAQ Capital Market and the TASE:

	NASDAQ Capital Market		Tel Aviv Stock Exchange
	High	Low	High	Low

December 2008	4.42	3.62	19.32	15.52
January 2009	4.81	3.99	20.49	17.75
February 2009	5.11	4.22	21.73	18.45
March 2009	5.85	3.95	25.31	16.53
April 2009	5.48	4.74	23.31	20.97
May 2009	7.15	5.50	28.96	23.15

B.	Plan of Distribution

        Not applicable.

C.	Markets

        Our ordinary shares traded on the NASDAQ Global Market (then known as the NASDAQ National Market) under the symbol “TATTF” from March 1987 until July 1998, when the listing of such shares was transferred to the NASDAQ Capital Market. On August 16, 2005, we listed our shares for trade on the TASE as a dual listed company. On June 24, 2009, the listing of the ordinary shares of TAT was transferred back to the NASDAQ Global Market.

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

        Pursuant to our articles of association, our directors (other than outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. For information regarding the election of outside directors, see “Item 6C. Directors, Senior Management and Employees – Board Practices – Election of Directors.”

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

        Limitations on any existing or prospective major shareholder. See Item 6.C. “Directors and Senior Management –Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

Annual and Extraordinary Meetings

        Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” With respect to “special general meetings notice of at least 35 days prior to the date of the meeting is required. In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. See Item 10B. “Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Voting Rights.”

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

        On August 18, 2008, following a series of transactions explained below, TAT acquired 70% control in Bental:

        On March 27, 2008, TAT entered into an agreement with Bental Investments Cooperative Agricultural Society Ltd., (“Bental Investments”), to purchase from it 27% of the outstanding shares of Bental, together with a call and put option for another 18% of the outstanding shares of Bental held by Bental Investments. The call option, which was exercised on March 30, 2009, was for a period of four years commencing January 1, 2009 for an exercise price $2,250,000, and the put option was for a period of two years commencing January 1, 2011 for $2,138,000 (both subject to certain exchange rate adjustments). The exercise prices carried interest of 2% per annum.

        On April 15, 2008, TAT entered into an agreement to purchase additional 10% of the outstanding shares of Bental from Mivtach Shamir Investments (1993) Ltd., (“Mivtach”), subject to the completion of the acquisition from Bental Investment.

        Following approvals received, the foregoing transactions with Bental Investments and Mivtach were consummated on May 21, 2008, as a result of which TAT paid in cash a total of $5,144,000.

        On August 18, 2008, following the approval of the shareholders meeting of TAT Industries (the parent company), TAT acquired additional 15% shareholding in Bental from TAT Industries, its controlling shareholder, for a cash consideration of $1,893,000, which was based on the price agreed for the shares in the above transactions.

        The agreement with Bental Investment provides also for the payment of additional consideration by TAT, to be paid in the event that during the three year period following the closing of the transaction TAT will consummate an “exit,” as such term is defined in the agreement, Bental Investments will be entitled to additional consideration for the shares and call option shares (if purchased) equal to a certain percentage of the difference between the price per share that TAT paid for such shares and the price per share paid in the exit transaction (30% if the exit is within one year of the closing, 20% if the exit is within two years of the closing and 10% if the exit is within three years of the closing).

        On April 3, 2009 we entered into an Agreement and Plan of Merger with Limco and LIMC Acquisition Company, a Delaware corporation and our wholly-owned subsidiary, pursuant to which we will acquire all of the publicly held shares of common stock of Limco pursuant to a stock for stock merger. Under the terms of the merger agreement, Limco’s stockholders will receive one half of an ordinary share of TAT for each share of Limco common stock they own. Following the merger, Limco will become our wholly owned subsidiary. We anticipate the merger to be consummated in the third quarter of 2009.

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

ISRAELI TAX CONSIDERATIONS

        The following is a summary of the principal Israeli tax laws applicable to us, of the Israeli Government programs from which we benefit and of the Income Tax Law (Inflationary Adjustments), 1985. This section also contains a discussion of material Israeli tax consequences to our shareholders who are not residents or citizens of Israel. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances, or to some types of investors subject to special treatment under Israeli law. Examples of investors subject to special treatment under Israeli law include residents of Israel, traders in securities, or persons who own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax consequences.

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

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

        We have one capital investment program that has been granted “approved enterprise” status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, and one program that qualify as a “beneficiary enterprise” pursuant to an amendment to the Investment Law that came into effect on April 1, 2005.

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

        Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

—	amortization of purchases of acquired technology and patents over an eight-year period for tax purposes;

—	amortization of specified expenses incurred in connection with a public issuance of securities over a three-year period for tax purposes;

—	right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

—	accelerated depreciation rates on equipment and buildings.

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

        As used in this section, the term “U.S. Holder” means a beneficial owner of an ordinary share who is:

—	an individual citizen or resident of the United States or an individual treated as a U.S. citizen or resident for U.S. federal income tax purposes;

—	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any State or the District of Columbia;

—	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

—	any trust if (A)(i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust, or (B) such trust validly elects to be treated as a United States person.

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

        This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the US-Israel Tax Treaty, each as in effect as of the date of this prospectus. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

—	insurance companies;

—	dealers in stocks, securities or currencies;

—	financial institutions and financial services entities;

—	real estate investment trusts;

—	regulated investment companies;

—	persons that receive ordinary shares in connection with the performance of services;

—	tax-exempt organizations;

—	persons that hold ordinary shares as part of a straddle or appreciated financial position or as part of a hedging, conversion or other integrated instrument;

—	persons who hold the ordinary shares through partnerships or other pass-through entities;

—	individual retirement and other tax-deferred accounts;

—	expatriates of the United States and certain former long-term residents of the United States;

—	persons liable for the alternative minimum tax;

—	persons having a "functional currency" other than the U.S. dollar; and

—	direct, indirect or constructive owners of 10% or more, by voting power or value, of our company.

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

        Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day will have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

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

        Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of ordinary shares unless:

—	that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, and, if a tax treaty applies, is attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States; or

—	in the case of any gain realized by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange, and other conditions are met.

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

        The passive foreign investment company tax consequences described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund, or QEF. If a U.S. Holder makes a timely QEF election, the U.S. Holder would be required to include in income for each taxable year it’s pro rata share of our ordinary earnings as ordinary income and it’s pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to the U.S. Holder. However, a U.S. Holder would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements. We will provide U.S. Holders with the information needed to report income and gain under a QEF election should we become a passive foreign investment company.

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

Effects of Changes in Interest Rates

        We pay interest on our long-term loans facilities in accordance with the nature of each loan. For loans that bear Libor Rate, we pay interest at a rate per annum equal to up to 1.85% in excess of the Libor Rate. For loans that linked to the Consumer Price Index (the “CPI”), we pay interest at rate per annum equal to up to 6.3% in excess of the CPI As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities.

Effects of Currency Exchange Fluctuations

        Our financial statements are stated in dollars, while a portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. As a result, our operations may be affected by fluctuations of the U.S. dollar/NIS exchange rate. The NIS value of our U.S. dollar revenues are adversely affected by the appreciation of the NIS against the U.S. dollar. In 2008 and 2007, the NIS appreciated against the U.S. dollar by 1.15% and 9.0%, respectively. We estimate that a devaluation of 1% of the U.S. dollar against the NIS would result in a decrease of approximately $100,000 in our operating income.

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

Management’s Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

—	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

—	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

—	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2008, our internal control over financial reporting is effective. A subsidiary of ours is currently conducting an investigation of possible fraud occurring during the first half of 2008 by one of its former executive officers. If such fraud did occur, we believe that it was not in amounts material to this subsidiary or us.

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

        Our board of directors has determined that each of Rami Daniel and Avi Shani, our outside directors under Israeli law, both of whom also qualify as independent directors, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of the relevant experience of Rami Daniel and Avi Shani, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management.”

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

Item 16C.	Principal Accountant Fees and Services

Fees Paid to Independent Public Accountant

        The following table sets forth, for each of the years indicated, the fees paid to our principal independent registered public accounting firm. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2008	2007

Audit (1)	$327,866	$365,489
Audit-related (2)	59,500	27,500
Tax (3)	4,300	6,015

Total	$391,666	$399,004

(1)	Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit and reviews of our quarterly financial results, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings. In 2007, $173,124 of the audit fees relate to services provided in connection with the initial public offering of Limco-Piedmont in July 2007.

(2)	Audit related fees relate to professional services rendered primarily for due diligence services and the audit of the employee benefit plan of Limco.

(3)	Tax fees relate to professional services rendered for tax compliance and tax advice. These services include assistance regarding international and Israeli taxation.

Pre-Approval Policies and Procedures

        Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accounting firm Baker Tilly Virchow Krause, LLP (formerly known as Virchow Krause & Company, LLP) an independent member of Baker Tilly International. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

Item 16D.	Exemptions from the Listing Standards for Audit Committee

        Not Applicable.

Item 16E.	Purchase of Equity Securities By The Issuer and Affiliated Purchasers

        Not Applicable.

PART III

Item 17.	Financial Statements

        We have elected to furnish financial statements and related information specified in Item 18.

Item 18.	Financial Statements

Consolidated Financial Statements
Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3-F-4
Consolidated Statements of Income	F-5
Consolidated Statements of Changes in Shareholders' Equity	F-6
Consolidated Statements of Cash Flows	F-7-F-8
Notes to Consolidated Financial Statements	F-9-F-50

Item 19.	Exhibits

The following exhibits are filed as a part of this Annual Report:

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (1)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	Registrant’s 1999 Stock Purchase Plan (2)

4.2	Agreement dated February 10, 2000, by and between the Registrant and TAT Industries Ltd. (English summary translation) (2)

4.3	English translation of Share Sales Agreement, dated March 27, 2008, by and between the Registrant and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.4	English translation of Shareholders' Agreement, dated May 21, 2008, by and between the Registrant, Tat Industries Ltd. and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.5	English translation of Amendment to the Share Sales and Options Agreement and the Shareholders' Agreement, dated May 21, 2008, by and between the Registrant, Tat Industries Ltd. and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.6	English translation of Share Sales Agreement dated April 15, 2008, by and between the Registrant and Mivtach Shamir Investments (1993) Ltd. (5)

4.7	Agreement and Plan of Merger dated April 3, 2009 by and between the Registrant, Limco-Piedmont, Inc. and LIMC Acquisition Company (4)

8	List of Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1992, and incorporated herein by reference.

(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1999, and incorporated herein by reference.

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

(4)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-4 filed on May 7, 2009 and incorporated herein by reference.

(5)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
TAT Technologies Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. and Subsidiaries (“TAT”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of TAT’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. TAT is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TAT’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of TAT Technologies Ltd. and Subsidiaries as of December 31, 2008 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Virchow, Krause & Company, LLP

(Now known as Baker Tilly Virchow Krause, LLP
an independent member
of Baker Tilly International)

Minneapolis, Minnesota
May 7, 2009

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$33,899	$15,114
Marketable securities (Note 2e)	11,300	28,806
Trade accounts receivable (net of allowance for doubtful accounts of $154 and
$155 at December 31, 2008 and 2007, respectively)	22,086	14,679
Other accounts receivable and prepaid expenses	6,162	3,471
TAT Industries Ltd. current account (Note 7)	383	576
Inventories (Note 3)	35,014	28,189

Total current assets	108,844	90,835

LONG-TERM ASSETS:

Funds in respect of employee right upon retirement	3,705	4,156

Property, plant and equipment, net (Note 4)	15,187	11,927

Intangible assets, net (Note 5)	2,195	1,709

Goodwill (Note 2 l)	5,999	4,780

Total assets	$135,930	$113,407

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except for share data)

	December 31,
	2008	2007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans (Note 8)	$150	$-
Trade accounts payable	10,718	7,067
Other accounts payable and accrued expenses (Note 6)	7,360	4,310

Total current liabilities	18,228	11,377

LONG-TERM LIABILITIES:
Bental call/put option (Note 1.f)	2,183	-
Long-term loans, net of current maturities (Note 8)	5,188	-
Liability in respect of employee rights upon retirement	4,468	4,175
Long-term deferred tax liability	1,086	581

Total long-term liabilities	12,925	4,756

Minority interest	28,700	24,481

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS' EQUITY:
Share capital (Note 10) -
Ordinary shares of NIS 0.9 par value - Authorized: 10,000,000 shares at
December 31, 2008 and 2007; Issued and outstanding: 6,552,671 shares and
6,542,671 shares at December 31, 2008 and 2007, respectively	2,204	2,201
Additional paid-in capital	39,476	39,308
Accumulated other comprehensive loss	(763)	-
Retained earnings	35,160	31,284

Total shareholders' equity	76,077	72,793

Total liabilities and shareholders' equity	$135,930	$113,407

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S dollars in thousands (except share and per share data)

	Year ended December 31,
	2008	2007	2006

Revenues (Note 13):
Sale of products	$31,724	$18,928	$18,512
Services and other	71,565	69,776	59,021

	103,289	88,704	77,533
Cost of revenues:
Sale of products	22,977	13,399	12,590
Services and other	57,586	51,808	45,049

	80,563	65,207	57,639

Gross profit	22,726	23,497	19,894

Operating expenses:
Selling and marketing expenses	4,369	3,719	3,466
General and administrative expenses	12,407	10,995	6,710

	16,776	14,714	10,176

Operating income	5,950	8,783	9,718
Financial income (Note 14a)	2,677	1,707	721
Financial expenses (Note 14a)	(1,503)	(1,006)	(1,185)
Other income (expenses), net (Note 14b)	(236)	26,478	59

Income before income taxes	6,888	35,962	9,313
Income taxes (Note 12)	1,795	3,212	3,247

Income before minority interests	5,093	32,750	6,066

Share in result of affiliated company prior to its consolidation	674	-	-
Minority interests in subsidiaries earnings	(1,499)	(771)	-

Net income	$4,268	$31,979	$6,066

Basic net income per share (Note 11)	$0.652	$5.041	$1.004

Diluted net income per share (Note 11)	$0.650	$4.990	$0.984

Weighted average number of shares - basic	6,546,055	6,344,041	6,042,671

Weighted average number of shares - diluted	6,566,249	6,407,504	6,163,025

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except for share data)

	Share capital		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (Accumulated deficit)	Total comprehensive income	Total shareholders' equity
	Number	Amount

Balance as of January 1, 2006	6,042,671	$2,094	$35,704	$(1)	$(2,936)		$34,861
Comprehensive income:
Net income	-	-	-	-	6,066	$6,066	6,066
Unrealized gain on available-for-sale
securities net of reclassification
adjustments for gain realized	-	-	-	1	-	1	1
Cash dividends	-	-	-	-	(1,208)	-	(1,208)

Total comprehensive income						$6,067

Balance as of December 31, 2006	6,042,671	2,094	35,704	-	1,922		39,720

Issuance of shares	500,000	107	3,363	-	-		3,470
Share based compensation expense	-	-	241	-	-		241
Net income (comprehensive income)	-	-	-	-	31,979	$31,979	31,979
Cash dividends	-	-	-	-	(2,617)	-	(2,617)

Total comprehensive income						$31,979

Balance as of December 31, 2007	6,542,671	2,201	39,308	-	31,284		72,793
Issuance of shares	10,000	3	13	-	-		16
Share based compensation expense	-	-	155	-	-		155
Excess of purchase price over carrying
amount of Bental Industries Ltd.
shares acquired from parent company	-	-	-	-	(392)		(392)
Comprehensive income:
Unrealized loss on available-for-sale
securities, net of taxes	-	-	-	(90)	-	$(90)	(90)
Foreign currency translation loss	-	-	-	(673)	-	(673)	(673)
Net income	-	-	-	-	4,268	4,268	4,268

Total comprehensive income						$3,505

Balance as of December 31, 2008	6,552,671	$2,204	$39,476	$(763)	$35,160		$76,077

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

Cash flows from operating activities:

Net income	$4,268	$31,979	$6,066
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	3,353	2,031	1,815
Impairment of goodwill	-	143	-
Gain on sale of property and equipment	(27)	(43)	(21)
Loss (gain) on sale of marketable securities	236	(34)	(38)
Provision for doubtful debts	(1)	(125)	(116)
Minority interest in subsidiaries earnings	1,499	771	-
Share in result of affiliated company prior to its consolidation	(674)	-	-
Profit from partial realization of investment in subsidiary
company	-	(26,375)	-
Share based compensation expense	155	241	-
Share based compensation expense (minority interest)	66	149	-
Interest accrual in respect of call option to minority	28	-	-
Termination of long-term deferred financing cost	-	-	149
Changes in operating assets and liabilities:
Deferred income taxes, net	(197)	(321)	88
Increase in trade accounts receivable	(4,177)	(985)	(2,598)
Increase in other accounts receivable and prepaid expenses	(936)	(807)	(756)
Increase in inventories	(2,410)	(3,261)	(2,460)
(Decrease) increase in trade accounts payable	(627)	(963)	2,579
Increase (decrease) in other accounts payable and accrued
expenses	659	(1,564)	510
Accrued severance pay, net	477	(32)	(65)

Net cash provided by operating activities	1,692	804	5,153

Cash flows from investing activities:

Proceeds from partial realization of investment in subsidiary
company	-	8,726	-
Purchase of additional shares from minority	(129)	-	-
Proceeds from sale of short-term investments	26,358	8,028	1,610
Purchase of short-term investments	(9,318)	(36,800)	(1,249)
Proceeds from sale of property and equipment	36	97	68
Purchase of property and equipment	(3,558)	(6,303)	(1,694)
Increase in short-term deposits	(1,009)	-	(1,018)
Decrease in short-term deposits	-	1,533	-
Acquisition of subsidiary, net of cash acquired (2)	(12)	-	-

Net cash provided by (used in) investing activities	12,368	(24,719)	(2,283)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

Cash flows from financing activities:

Repayments of long-term loans	(39)	(8,000)	(3,000)
Proceeds from long-term loans	5,000	-	-
Payment of cash dividend	-	(2,617)	(1,208)
Parent company - current account	193	(796)	117
Proceeds from exercise of options and warrants	16	3,470
Proceeds from issuance of shares by subsidiary company to minority	-	41,210	-

Net cash provided by (used in) financing activities	5,170	33,267	(4,091)

Effect of changes in exchange rate on cash and cash equivalents of
foreign currency subsidiary company	(445)	-	-

Increase (decrease) in cash and cash equivalents	18,785	9,352	(1,221)
Cash and cash equivalents at the beginning of the year	15,114	5,762	6,983

Cash and cash equivalents at the end of the year	$33,899	$15,114	$5,762

(1) Supplemental disclosure of cash activities:

Cash paid during the year for:
Interest	$187	$854	$752

Income taxes	$4,131	$4,059	$4,285

(2) Acquisition of subsidiary, net of cash acquired (see also
Note 1 f):

Net fair value of the assets acquired and liabilities
assumed at acquisition date was as follows:

Working capital, net (excluding cash and cash equivalents)	$(1,291)	$-	$(443)
Property and equipment	(2,246)	-	-
Customer base	(878)	-	-
Orders backlog	(568)	-	-
Goodwill	(1,185)	-	443
Long-term loans, net of current maturities	242	-	-
Accrued severance pay	283	-	-
Deferred tax liability	404	-	-
Fair value of call option to minority	2,155	-	-
Minority interest	3,002	-	-
Investment in affiliated company account	462	-	-
Excess of purchase price over carrying amount of Bental
Industries Ltd. shares acquired from parent company	(392)	-	-

	$(12)	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1 – GENERAL

a.	TAT Technologies Ltd., an Israeli corporation, together with its subsidiaries (“TAT”), is principally engaged in the following activities:

—	manufacture and sale of a broad range of heat transfer equipment;

—	remanufacture, overhaul and repair of heat transfer equipment;

—	maintenance, repair and overhaul of auxiliary power units, propellers, landing gears and related components;

—	design, development and manufacture of aviation and flow control accessories including fuel components, secondary power systems, and various instrumentation and electronic assemblies;

—	long-term service contracts for the maintenance and overhaul of certain airplane parts and equipment; and

—	production and development of precision electric motors, mainly earmarked for the defense industries.

The products developed, repaired, and maintained by TAT are primarily used for airborne systems on commercial and military aircrafts as well as for defense ground systems. The principal markets of TAT are in Israel, Europe and the United States.

b.	TAT depends on a limited number of suppliers for some standard and custom designed components for its systems. If such supplier fails to deliver the necessary components, TAT may be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect TAT’s results of operations and cash position.

c.	TAT’s shares are listed on the NASDAQ and Tel-Aviv stock exchanges.

d.	As of December 31, 2008, TAT owns 61.83% of a U.S. subsidiary: Limco-Piedmont Inc. (“Limco”), which completed an initial public offering (“IPO”) of its shares on July 18, 2007. Prior to the IPO, TAT owned 100% of Limco. Pursuant to the completion of the IPO, TAT recognized a gain of $26.4 million, before taxes of $1.2 million. Of such gain, $21.7 million was attributable to the sale of 4,205,000 shares to the public by Limco for $41.2 million net of issuance costs and $4.7 million was attributable to the gain TAT recorded as a result of the sale of 855,000 shares of common stock of Limco it held for $8.7 million net of issuance costs.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1 – GENERAL (Cont.)

Limco conducts its operations through two wholly-owned subsidiary companies: Limco-Airepair Inc. (“Limco”) and Piedmont Aviation Component Services LLC (“Piedmont”). On February 28, 2007, TAT established a new Delaware corporation: Limco Inc. and Limco established a new Delaware corporation: Limco Airepair Inc. (Limco Delaware). On March 2, 2007, all assets, except Limco’s membership interest in Piedmont Aviation Component Services, LLC, and all liabilities were assumed by Limco Delaware. On March 5, 2007 Limco merged with Limco Inc. As part of the merger, TAT received 9,000,000 shares of Limco Inc. for its 37,500 shares of Limco.

e.	TAT’s parent company is TAT Industries Ltd., an Israeli corporation whose shares are listed on the Tel-Aviv Stock Exchange (“TAT Industries” or “the parent company”). TAT Industries holds 58.7% out of TAT’s shares, as of December 31, 2008.

f.	Acquisition of Bental Industries Ltd.

On August 18, 2008, following a series of transactions explained below, TAT acquired 70% control in Bental Industries Ltd. (“Bental”), an Israeli company that is a leading supplier of innovative motion technologies for ground and aviation applications to the defense and commercial industries. This acquisition expands TAT’s product lines as well as increase its operations in the military field while penetrating into new growing markets.

On March 27, 2008, TAT entered into an agreement with Bental Investments Cooperative Agricultural Society Ltd., (“Bental Investments”), to purchase from it 27% of the outstanding shares of Bental, together with a call and put option for another 18% of the outstanding shares of Bental held by Bental Investments. The call option, which was exercised on March 30, 2009, was for a period of four years commencing January 1, 2009 for an exercise price $2,250, and the put option was for a period of two years commencing January 1, 2011 for $2,138 (both subject to certain exchange rate adjustments). The exercise prices carried interest of 2% per annum.

On April 15, 2008, TAT entered into an agreement to purchase an additional 10% of the outstanding shares of Bental from Mivtach Shamir Investments (1993) Ltd., (“Mivtach”), subject to the completion of the acquisition from Bental Investment.

Following approvals received, the foregoing transactions with Bental Investments and Mivtach were consummated on May 21, 2008, as a result of which TAT paid in cash a total of $5,144 (comprised of $3,727 to Bental Investments, $1,380 to Mivtach, and $37 for transaction costs).

On August 18, 2008, following the approval of the shareholders meeting of TAT Industries (the parent company), TAT acquired an additional 15% shareholding in Bental from TAT Industries for a cash consideration of $1,893, which was based on the price agreed for the shares in the above transactions.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1 – GENERAL (Cont.)

f.	Acquisition of Bental Industries Ltd. (cont.)

The acquisition of Bental shares was financed by a $5 million loan received from Bank Mizrahi and TAT’s resources. See also Note 8.

The agreement with Bental Investment also provides for the payment of additional consideration by TAT in the event that during the three year period following the closing of the transaction TAT consummates an “exit,” as such term is defined in the agreement, in such event, Bental Investments will be entitled to additional consideration for the shares and call option shares (if purchased) equal to a certain percentage of the difference between the price per share that TAT paid for such shares and the price per share paid in the exit transaction (30% if the exit is within one year of the closing, 20% if the exit is within two years of the closing and 10% if the exit is within three years of the closing).

The acquisition of Bental has been accounted for using the purchase method of accounting as determined in SFAS No. 141, “Business Combinations”, as step acquisitions of 37% as of May 21, 2008, and the remaining 33% as of August 18, 2008. The acquisition of the 15% from TAT Industries was recorded based on the carrying value of the investment in Industries books of $1,501 (the difference of $392 was recorded to retained earnings). The liability for 18% call/put option of $2,183 was recorded based on based on EITF 00-04, “Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Noncontrolling Interest in that Subsidiary”, as a purchase and financing transaction, since the risks and rewards of owning the 18% interest have been purchased by TAT. According to the EITF 00-04, TAT recorded $28 of accrued interest under the call/put option to interest expense during 2008.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1 – GENERAL (Cont.)

f.	Acquisition of Bental Industries Ltd. (cont.)

The total purchase price of $9,262 has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value on August 18, 2008 (taking into account the short time between the transactions, management believes that the difference in the fair value of assets at May 21 and August 18 is insignificant), as follows:

August 18, 2008

Assets:
Cash acquired	$7,025
Other current assets	8,535
Property and equipment	2,246

Intangible Assets:
Intangible assets (1)	1,446
Goodwill (2)	1,185

Total assets acquired	20,437

Liabilities assumed:
Current liabilities	7,244
Long-term liabilities	929

8,173

Minority interest	3,002

Net assets acquired	$9,262

(1)	The intangible assets acquired of $1,446, consisting of customer base of $878 and order backlog of $568, have been valued using the Income Approach on the basis of the present value of cash flows attributable to the asset over their expected future life of 5 and 0.4 years, respectively, and are amortized based on a straight-line basis.

(2)	The excess purchase price of $1,185 over the net amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. The goodwill is not deductible for tax purposes.

The intangible assets and goodwill were assigned to the OEM – Electric Motion systems segment, see Note 13.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1 – GENERAL (Cont.)

f.	Acquisition of Bental Industries Ltd. (cont.)

The results of Bental are included in TAT’s consolidated financial statements from the date of acquisition (August 18, 2008) through December 31, 2008. Set forth below is unaudited pro forma financial information for the two years ended December 31, 2008, based on the assumption that the acquisition of Bental had been consummated on the first day of each of the years ended December 31, 2008 and 2007, including the effect of amortization of intangible assets from such dates.

The historical consolidated financial information has been adjusted to give effect to pro forma adjustments that are (1) directly attributable to the acquisition, (2) factually supportable, and (3) expected to have a continuing impact on the combined results. The unaudited pro forma financial information is presented for comparative purposes only, it is not necessarily indicative of the operating results that would have occurred if the acquisition had been completed at January 1, 2007 and January 1, 2008, and it is not necessary indicative of future operating results.

The unaudited pro forma information is as follows:

	Year ended December 31, 2008	Year ended December 31, 2007

Net revenues	$125,683	$105,049

Net income	$6,930	$32,723

Basic net earnings per share	$1.059	$0.516

Diluted net earnings per share	$1.055	$0.511

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), applied on consistence basis, unless otherwise indicated below.

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

The majority of TAT’s revenues are generated in U.S. dollars (“dollar”) and a substantial portion of TAT’s costs is incurred in dollars. In addition, a significant portion of TAT’s financings have been obtained in dollars. Accordingly, the dollar is the currency of the primary economic environment in which TAT Technologies Ltd., Limco and TAT GAL Inc. operate and accordingly their functional and reporting currency is the dollar.

Transactions and balances of TAT., Limco and TAT GAL Inc. which are denominated in other currencies have been remeasured into dollars in accordance with principles set forth in SFAS No. 52 “Foreign Currency Translation”. All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of income in financial expenses, net.

For Bental whose functional currency has been determined to be the New Israeli Shekel, assets and liabilities are translated at year-end exchange rates, and statement of income items are translated at average exchange rates prevailing during the year. Resulting translation differences are recorded as a separate component of accumulated other comprehensive loss in shareholders’ equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of TAT and its subsidiaries. Intercompany balances and transactions, including profits from intercompany sales not yet realized outside TAT, have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Marketable securities:

Short-term investments are accounted for in accordance with SFAS No. 115, “Accounting for Certain Investment in Debt and Equity Securities.” Management determines the classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations as of each balance sheet date. As of December 31, 2008, all marketable securities covered by SFAS No. 115, were designated as available-for-sale. Securities available-for-sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders’ equity classified as other comprehensive income (loss). Realized gains and losses and declines in market value judged to be other than temporary are included in other income. The unrealized loss of $90 relates to short-term investments deemed to be temporary and the unrealized loss position is less than twelve months (net of taxes). Dividends are also included in other income. TAT’s short-term investments consist of auction rate tax-exempt securities and corporate and government bonds with maturities of one to four years.

The fair value of short-term investments is determined by quoted market prices of the underlying securities (other than auction rate tax exempt securities – see below). For purposes of determining gross realized gains or losses, the cost of the security is determined based on specific identification.

Auction rate securities are variable rate debt securities. While the underlying security has a long-term nominal maturity, the interest rate is reset through auctions that are typically held every 7, 28, or 35 days. The securities trade at par and are callable at par on any interest payment date at the option of the issuer. Interest is paid at the end of each auction period. TAT classified these securities as short-term available-for-sale because it intends to liquidate them as the need for working capital arises in the ordinary course of business and is able to liquidate them or roll them over to the next reset period. During the first three months of 2008 TAT determined to liquidate its holdings of variable rate debt securities and in January, February and October 2008 it sold approximately 91% of its auction rate tax-exempt securities portfolio at par and reinvested the proceeds in high-grade corporate debt, governmental debt instruments and money market funds.

The remaining balance of $2.25 million at December 31, 2008 will be sold as the market allows. Should management determine that these securities were to be held longer than one year then they would be classified as long-term securities.

In September 2007, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS 157. Among other requirements, SFAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective beginning the first fiscal year that begins after November 15, 2007. TAT adopted SFAS 157 during the first quarter of 2008. Although the adoption of SFAS 157 did not materially impact TAT’s financial condition, results of operations, or cash flows, TAT is now required to provide additional disclosures as part of the financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Marketable securities (cont.):

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2008, TAT held certain assets that are required to be measured at fair value on a recurring basis, including money market funds and available-for-sale securities. TAT’s available-for-sale securities include auction-rate securities which consist of bonds with an auction reset feature whose underlying assets are Oklahoma state municipal bonds. As a result of failed auctions, these securities are currently illiquid through the normal auction process and quoted market prices and other observable market data are not available or diminished.

Accordingly, these investments were valued using pricing models based on the net present value of estimated future cash flows as of December 31, 2008. These securities were also compared, when possible, to other observable market data with similar characteristics to the securities held by TAT.

TAT’s financial assets measured at fair value on a recurring basis subject to the disclosure requirements of SFAS 157 at December 31, 2008, were as follows (in thousands):

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Observable Inputs (Level 3)	Total

Assets:

Money Market funds (included
in cash and cash equivalents)	$18,807	$-	$-	$18,807
Auction-rate securities	-	2,250	-	2,250
Municipal bonds	9,050	-	-	9,050

Total	$27,857	$2,250	$-	$30,107

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Accounts receivable:

TAT’s accounts receivable balances are due from companies primarily in the airline and defense industries. Credit is extended based on evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable from sales of services are typically due from customers within 30 days. Accounts receivable balances are stated at amounts due from customer net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payments terms are considered past due. TAT determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, TAT’s previous loss history, the customer’s current ability to pay its obligation to TAT, and the condition of the general economy and the industry as a whole. TAT writes-off accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

g.	Inventories:

Inventories are stated at the lower of cost or market value.

Inventories write-offs are provided to cover risks arising from dead and slow-moving items, discontinued products and excess inventories according to revenue forecasts.

Cost is determined as follows:

Raw materials and components – using the average cost and the first-in, first-out (FIFO) methods.

Work in process – represents the cost of raw materials, components and, manufacturing costs which include direct and indirect allocable costs. Cost of raw materials and components is determined as described above. Manufacturing costs are determined on average basis.

Because TAT sells products and services related to airplane accessories (heat transfer equipment, APU’s, propellers, and landing gear) for airplanes that can be in service for 20 to 50 years, it must keep a supply of such products and parts on hand while the airframes are in use. TAT writes down its inventory for estimated obsolescence and unmarketable inventory equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those anticipated, inventory adjustments may be required. TAT believes that these estimates are reasonable and historically have not resulted in material adjustments in subsequent periods when the estimates are adjusted to actual amounts.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The annual rates of depreciation are as follows:

years

Buildings	25 - 39
Machinery and equipment	3 - 15
Motor vehicles	5 - 7
Office furniture and equipment	3 - 20

Leasehold improvements are amortized using the straight line method over the period of the lease contract, provided that this period does not exceed the useful life of the asset.

Fixed assets not in use and held for sale, are stated at the lower of net cost or estimated realizable value.

Expenditures for maintenance and repairs are charged to expense as incurred, while renewals and betterments of a permanent nature are capitalized.

i.	Investment grants

As a governmental incentive for industrial companies in Israel, the “Investment Center”, which is a branch of the Israel Ministry of Industry and Trade, permits industrial companies to submit a request to qualify as an “Approved Enterprise”. An Approved Enterprise is entitled to certain benefits in respect of capital investments. The benefits may be in the form of reduced tax rates and of capital grants received as a percentage of the investments of the Approved Enterprise. The amount of a capital grant is determined as a percentage of the Approved Enterprise investment in property, plant and equipment.

These capital grants are non-royalty bearing and are not conditioned on the results of operations. As the capital grants are a direct participation in the cost of the acquisition of property, plant and equipment, they are offset against the cost of property, plant and equipment.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Intangible assets:

In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”, intangible assets subject to amortization are amortized over their useful life, using the straight line method of amortization.

The following is the expected useful life of TAT’s intangible assets:

Years

Non-Compete agreements	3
Lease at below market prices	2.5
Existing costumer relationship	5 - 10
Consulting services agreement	0.3
Trade name	10
Certificates	7
Order backlog	0.4

Amortization expense amounted to $960, $474 and $477 for the years ended December 31, 2008, 2007 and 2006, respectively.

k.	Impairment of long-lived assets:

TAT’s long-lived assets (except goodwill – see l below) are reviewed for impairment in accordance with the provisions set fourth in SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2008, 2007 and 2006, no impairment losses have been recognized.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Goodwill:

Goodwill is the excess of the cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is not amortized. In accordance with SFAS No. 142, “Goodwill Other Intangible Assets” (SFAS 142), TAT evaluates the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would indicate a possible impairment.

In evaluating whether goodwill was impaired, TAT compared the fair value of the reporting units to which goodwill is assigned to their carrying value (Step one of the impairment test). In calculating fair value, TAT used a weighting of the valuations calculated using market multiples and the income approach. The income approach is a valuation technique under which TAT estimates future cash flows using the reporting units’ financial forecasts. Future estimated cash flows are discounted to their present value to calculate fair value. The market approach establishes fair value by comparing TAT to other publicly traded guideline companies or be analysis of actual transactions of similar businesses or assets sold. The summation of TAT’s reporting units’ fair values must be compared to TAT’s market capitalization as of the date of the impairment test. In the situation where a reporting unit’s carrying amount exceeds its fair value, the amount of the impairment loss must be measured. The measurement of the impairment (Step two of the impairment test) is calculated by determining the implied fair value of a reporting unit’s goodwill. In calculating the implied fair value of goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. The goodwill impairment is measured as the excess of the carrying amount of goodwill over its implied fair value. The evaluation performed during 2007 identified $143 of non-cash goodwill impairment charge. The evaluations performed during 2008 and 2006 did not identify any goodwill impairment losses.

Changes in goodwill during the years 2008 and 2007 are as follows:

	2008	2007

Balance, at January 1	$4,780	$4,923
Impairment loss	-	(143)
Acquired - Bental - Note 1 f	1,185
Acquired -Limco	34	-

	$5,999	$4,780

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Revenue recognition:

TAT generates its revenues from the sale of products and systems (The OEM segments) and from providing MRO services (remanufacture, repair and overhaul services and long-term service contracts) and parts services.

Revenues from the sale of products and services are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB No. 104”) when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of the resulting receivable is probable, the price is fixed or determinable and no significant obligation exists. TAT does not grant a right of return.

Revenues from product sales are recognized when product is shipped to the customer and title passes to the customer.

Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passes) to the customer. Management provides for losses, if expected for the remaining portion of such contracts. For the years ended December 31, 2008, 2007 and 2006, no losses have been recognized for such fixed price contracts.

Revenues from remanufacture, repair and overhaul (MRO) services are recognized as services are performed, at the time when the customer-owned material is shipped back to the customer.

Revenues from maintenance contracts are accounted according to FASB Technical Bulletin No. 90-1 (Amended), “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”. Accordingly, revenues from maintenance contracts are recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. TAT estimates the costs that are expected to be incurred based on its experience with the aggregate costs incurred and to be incurred on contracts of this nature. The cost incurred related to the maintenance contracts are not incurred on a straight-line basis, as the timing to provide the maintenance services is dependent on when parts under these contracts require maintenance, therefore TAT accrue revenue based on anticipated margins per contract as costs are incurred. These revenues are then compared to actual results and adjusted to either deferred revenue for results greater than historical estimates or expensed in those cases of performance less than historical estimates. These accounts are reviewed monthly and adjusted as needed based on cost structures.

Revenues from royalties from sales of products developed with TAT’s intellectual property, technology and technical assistance are recognized when the related sales are made.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Shipping and handling costs:

Shipping and handling costs billed to customers are included in revenues. The cost of shipping and handling products is included in the costs of revenues.

o.	Warranty costs:

TAT provides warranties for its products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product.

TAT estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time the product is shipped. TAT periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

p.	Research and development:

Research and development costs net of grants and participations received are charged to expenses as incurred.

Bental received royalty-bearing grants from the Israeli Chief Scientist’s Office (OCS) for the purpose of partially funding approved research and development projects. The grants are not to be repaid, but instead Bental is obliged to pay royalties as a percentage of future sales if and when sales from the funded projects will be generated. These grants are recognized as a deduction from research and development costs at the time Bental is entitled to such grants on the basis of the research and development costs incurred. Since the payment of royalties is not probable when the grants are received, TAT recognizes royalty expenses, when the related revenues are recognized, as part of cost of revenues. For more information regarding OCS royalties’ commitment, see Note 9 b (2).

q.	Income taxes:

Income taxes are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This statement prescribes the use of the liability method, whereby deferred tax assets and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and for tax loss carryforwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. TAT provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, see Note 12j.

Results for tax purposes are measured and reflected in NIS. As explained in b above, the consolidated financial statements are presented in U.S. dollars. In accordance with paragraph 9(f) of SFAS No. 109, TAT has not provided deferred income taxes on the differences resulting from changes in exchange rate and indexation.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Income taxes (cont.):

TAT did not provide for deferred taxes attributable to dividend distribution out of retained tax-exempt earnings from “Approved Enterprise” plans (see Note 12 c), since it has no intention to declare dividends out of such tax exempt income. Management considers such retained earn to be essentially permanent in duration.

r.	Concentrations of credit risk:

Financial instruments that potentially subject TAT to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and accounts receivable.

Cash and cash equivalents are deposited with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold TAT’s cash and cash equivalents, are financially sound, and, accordingly, minimal credit risk exists with respect to these financial instruments.

TAT’s marketable securities include investment in debentures and in shares. Management believes that the companies that issued the debentures and the shares are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to the marketable securities.

TAT’s accounts receivable are derived mainly from sales to customers in the United States, Israel and Europe. TAT generally does not require collateral, however, in certain circumstances; TAT may require letters of credit. Management believes that credit risks relating to accounts receivable are minimal since the majority of TAT’s customers are financially sound. TAT performs ongoing credit evaluation of their customers’financial condition. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

The allowance for doubtful accounts (income) expenses for the years ended December 31, 2008, 2007 and 2006, was ($1), ($125), and ($116), respectively.

TAT entered into foreign exchange forward contracts and option strategies (together: “derivative instruments”) intended to protect against the increase in value of forecasted non-dollar currency cash flows. These derivative instruments are designed to provide an economic hedge to TAT’s non-dollar currency exposure (see Note 2 u below).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Severance pay:

TAT’s severance pay for its Israeli employees is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The liability is presented on the undiscounted basis. TAT records an expense for the net increase in its severance liability. TAT’s liability for all of its Israeli employees is fully covered for by monthly deposits with severance pay funds, insurance policies, Mivtahim Social Insurance Institution Ltd. (“Mivtahim”) and by an accrual.

The liability covered by deposits with Mivtahim is irrevocably transferred to Mivtahim. Accordingly, neither the amounts accumulated with Mivtahim, nor the corresponding liabilities for severance pay are reflected in the consolidated balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes profits (or loss) accumulated through the balance sheet date.

Severance expense was $441, $408 and $293 for the years ended December 31, 2008, 2007 and 2006, respectively.

Limco Inc. sponsors a 401(K) profit sharing plan covering substantially all of its employees. The plan permits the employer to contribute a discretionary amount for a plan year, which the employer designates as qualified non-elective contribution. Contributions to plan by TAT were $204, $155 and $176 for the years ended December 31, 2008, 2007 and 2006, respectively.

t.	Fair value of financial instruments:

SFAS No. 107 “Disclosures about Fair Value of Financial Instruments” requires disclosure of the estimated fair value of an entity’s financial instruments. Such disclosures, which pertain to TAT’s financial instruments, do not purport to represent the aggregate net fair value of TAT. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximated fair value because of the short maturity of those instruments.

The estimated fair value of financial instruments has been determined by TAT using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts TAT could realize in a current market exchange.

As for the fair value for marketable securities classified as available-for-sale, see e above.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Fair value of financial instruments (cont.):

TAT’s outstanding debt amount as included in the financial statements is equal to its fair market value.

The fair values of long-term liabilities were estimated by discounting the future cash flows, using the rate currently available for liabilities of similar terms and maturity. The carrying amount of TAT’s long-term liabilities approximates their fair value.

u.	Derivative financial instruments

As part of its hedging strategy, TAT enters into forward exchange contracts in order to protect TAT from the risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in exchange rates.

TAT also enters into forward exchange contracts and options strategies in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS. TAT elected not to follow the designation and documentation processes required to qualify for the hedge accounting method under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, and any gain or loss derived from such instruments is recognized immediately as financial expenses, net.

As of December 31, 2008, TAT had forward contracts with a notional amount of approximately $5,400 to purchase NIS. These foreign exchange forward put and call options have maturities of 12 months or less.

The fair value of the foreign exchange contracts and the options was not significant as of December 31, 2008.

v.	Basic and diluted net income per share:

Basic net income per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net income per share includes the effect of stock option warrants outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”), using the treasury stock method.

w.	Registration Rights Agreement

Limco granted TAT the right to require registration for resale of the shares of common stock TAT holds in Limco under the Securities Act of 1933, as amended. TAT may sell all or some of the shares of the subsidiary’s common stock that it owns or distribute those shares to its shareholders. Pursuant to FSP EITF 00-19-2, “Accounting for Registration Payment Arrangements” (“FSP”), which addresses an issuer’s accounting for registration payment arrangements, Limco concluded that no obligation should be recorded related to the registration rights.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Impact of recently issued Accounting Standards:

1.	In December 2007, the FASB issued SFAS No. 141 (Revised 2007) “Business Combinations,” a revision of the original “SFAS No. 141". This statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquirer at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. That replaces the original Statement 141‘s cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. TAT is required to adopt the revised SFAS No. 141 on January 1, 2009, in relation to future business combinations. TAT is currently evaluating the potential impact of the revised SFAS No. 141 on TAT’s consolidated financial statements.

2.	In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements” an amendment of ARB No. 51. This statement establishes accounting and reporting standards for noncontrolling interests in subsidiaries and for the deconsolidation of subsidiaries and clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 also required expanded disclosures that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. TAT is required to adopt SFAS No. 160 on January 1, 2009. TAT is currently evaluating the potential impact of the SFAS No. 160 on TAT’s consolidated financial statements.

3.	In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities,” an amendment of FASB Statement No. 133, (“SFAS No. 161”). This statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. TAT is required to adopt SFAS No. 161 on January 1, 2009. The adoption of SFAS 161 is not expected to have a material impact on TAT’s consolidated financial statements.

y.	Reclassifications

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation. The classification did not have an impact on net income or shareholders’ equity.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3 – INVENTORIES

Inventories are composed of the following:

	December 31,
	2008	2007

Raw materials and components	$10,179	$5,940
Work in process	17,503	15,340
Spare parts	7,251	6,862
Finished goods	81	47

	$35,014	$28,189

Raw materials and components are net of reserve for slow moving and obsolete inventories in the amount of $2,036 and $1,768 at December 31, 2008 and 2007, respectively.

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2008	2007

Cost:
Land and buildings (1)	$3,734	$2,812
Machinery and equipment (2)	32,875	26,038
Motor vehicles	1,873	1,655
Office furniture and equipment	1,804	2,102

	40,286	32,607

Less: Accumulated depreciation	25,099	20,680

Depreciated cost	$15,187	$11,927

Depreciation expenses amounted to $2,393, $1,557 and $1,332 for the years ended December 31, 2008, 2007 and 2006, respectively.

(1)	Includes lease rights to land in the amount of $1 under a sub-lease agreement with TAT Industries. The lease period ends in 2020 and includes a renewal option if TAT Industries exercises the option granted by the Israel Land Administration. See also Note 7a.

Registration with the Land Registrant of the transfer of sub-lease rights from TAT Industries to TAT has not yet been finalized due to technical reasons.

(2)	The cost in 2008 is net of investment grants received by Bental (mainly for instruments, machinery and equipment) in the amount of $299 as of December 31, 2008. There were no investment grants received in 2007.

Liens on property, plant and equipment is discussed at Note 9f.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5 – INTANGIBLE ASSETS, NET

a.	Intangible assets:

	December 31,
	2008	2007

Cost:
Customer relationships	$2,815	$1,937
Order backlog	568	-
Non-compete agreement	653	653
Trade name	128	128
Others	179	179

	4,343	2,897

Accumulated amortization:
Customer relationships	620	485
Order backlog	568	-
Non-compete agreement	653	543
Trade name	128	30
Others	179	130

	2,148	1,188

Amortized cost	$2,195	$1,709

b.	Based on the intangible assets in service as of December 31, 2008, estimated amortization expense for each of the next five years and thereafter is as follows:

Year ended December 31,	Amortization expenses

2009	$393
2010	393
2011	393
2012	388
2013	315
Thereafter	313

$2,195

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 6 – OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2008	2007

Employees and payroll accruals	$3,635	$2,457
Government authorities	608	177
Related parties	163	55
Advances from customers	525	-
Liability with respect to non-compete agreement	-	145
Warranty provision	699	784
Sales rebates	290	142
Accrued royalties	178	179
Other accrued expenses	1,262	371

	$7,360	$4,310

NOTE 7 – TRANSACTIONS WITH RELATED PARTIES

a.	Transactions with TAT Industries:

	Year ended December 31,
	2008	2007	2006

Management fees	$50	$50	$50

Other manufacturing costs	$4	$5	$36

Lease expenses (1)	$329	$323	$316

(1)	During 2000, TAT entered into a lease agreement with TAT Industries for a period of 25 years. According to the agreement, TAT leases from TAT Industries the factory premises for an annual amount of approximately $300, increased by 2% annually, subject to a revaluation based on market value every five years. TAT is entitled to a one-time right of termination of the agreement after 10 years.

During 2005, a revaluation of the lease agreement was prepared by a valuation consultant, determining the annual lease fee as $310.

b.	Balances with related parties:

	December 31,
	2008	2007

TAT Industries - current account (1)	$383	$576

(1)	The balance mainly consists of Value Added Tax refund to be collected by TAT Industries on behalf of TAT, since TAT Industries and TAT are reporting to the Value Added Tax Authorities on a consolidated basis. The amount is linked to the Israeli Consumer Price Index.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7 – TRANSACTIONS WITH RELATED PARTIES (Cont.)

		Year ended December 31,
		2008	2007	2006

c.	Commissions to a company owned by certain
	former shareholders (see Note 9a (1))	$69	$442	$387

	Management fee to shareholders (see f and g
	below)	$100	$250	$250

	Rental and other services (see h below)	$170	$-	$-

	Salaries of former principal owners (see d and
	e below)	$752	$533	$489

d.	The former Chairman of the Board of Directors and the former Vice Chairman of the Board of Directors were entitled each to a bonus of 2.5% of the annual consolidated operating income, in excess of $500. Bonus expenses were $ 66, $462 and $518 in 2008, 2007 and 2006, respectively, and were recorded as part of the general and administrative expenses.

e.	As result of the change in control of TAT Industries’ shareholders, during December 2007, TAT’s Chairman of the Board of Directors (former principal owner), announced his resignation from his position, effective January 1, 2008, but he continued his employment, as a consultant to TAT, in accordance with his employment agreement with TAT, until April 2008. On September 12, 2008, TAT and the former Chairman of the Board of Directors signed an appendix to the employment agreement, according to which the employment relationship would be deemed terminated retroactively, as of January 1, 2008, and TAT would pay the former Chairman of the Board of Directors, a fixed amount of $ 267 for all the benefits related to his employment. On May 19, 2008, TAT’s Chief Executive Officer and Vice Chairman of the Board of Directors, announced his resignation from his position effective to that date. Accordingly, a provision for notice period of $110 was recognized in the statement of income for the year ended December 31, 2008.

f.	A former shareholder of TAT provided TAT with management and consulting services in consideration of the lower of: (i) 3% of the consolidated operating income in excess of $500, or (ii) $250. Consulting expenses were $250 for each of the years ended December 31, 2007 and 2006, respectively, and were recorded a part of the general and administrative expenses. The management and consulting services agreement expired on December 31, 2007, pursuant to the sale by the shareholder of the majority of its holding in TAT, during December 2007.

g.	In February 2009, subsequent to the balance sheet date, TAT entered into management and consulting services agreement with its ultimate parent company, for a consideration of $100 per quarter, effective October 1, 2008.

h.	Bental is engaged in various agreements with its minority shareholders and other related parties for the rental, maintenance and other services provided to it, in connection with its plant.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8 – LONG-TERM LOANS

a.	Terms of the loans:

	Currency	Interest Rate December 31, 2008	Years of Maturity	December 31, 2008

Long-term loans (1)		$4.67%	2011-2013	$5,000
Long-term loan (2)	NIS	4.5%	2009-2012	124
Long-term loan	NIS	6.3%	2009-2012	214

				5,338

Less - current maturities				(150)

				$5,188

Required principal payments (including current maturities) as of December 31, 2008, were as follows:

Year	Amount

2009	$150
2010	111
2011	815
2012	762
2013	3,500

5,338

(1)	Two loans with original amounts of $2,250 and $2,750, to be repaid in three annual installments of $750, $750, $3,500, commencing 2011. These loans bear quarterly interest of Libor + 1.85%

(2)	Linked to the consumer price index

TAT provided certain guarantees and covenants, to secure long-term loans, see Note 9f.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commissions arrangements

(1)	TAT was committed to pay commissions to a company owned by certain of its former shareholders for representing the heat exchangers division in North America (see Note 7c). According to the agreement, the commissions were to be paid at a rate of 10% of the amount of inventories purchased in North America and 3% of the sales made in North America. The commissions were recorded as part of the cost of revenues and selling and marketing expenses, respectively. During 2008, TAT incorporated a new subsidiary company, to represent its heat exchangers division in North America, therefore the commission agreement with the affiliated company was terminated.

(2)	TAT is committed to pay marketing commissions to salesmen at a range of 1% to 12% of total sales contracts which were received through promotion and distribution carried out by them. Commission expenses were $888, $490 and $656 for the years ended December 31, 2008, 2007 and 2006, respectively. The commissions were recorded as part of the selling and marketing expenses.

b.	Royalty commitments

(1)	TAT is committed to pay royalties to third parties through 2011 of between 5% to 12% of sales of products developed by the third parties or developed through the intellectual property and goodwill which were purchased from such third parties. Royalty expenses were $261, $395 and $550 for the years ended December 31, 2008, 2007 and 2006, respectively. The royalties were recorded as part of the cost of revenues.

(2)	Bental is committed to pay royalties to the Israeli government on proceeds from the sales of products, in the research and development of which the Israeli government participated by way of grants. Under the terms of TAT’s funding from the Office of the Chief Scientist, royalty payments are computed on the portion of sales from such products at a rate of 2% and 3.5%. The commitment to the Chief Scientist is limited to the amount of the received participation (dollar linked), with the addition of an annual interest rate based on Libor. As of December 31, 2008, the total amount of royalty bearing grants due by TAT to the Chief Scientist was approximately $134.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Lease commitments

Limco leases many of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through January 2013. The monthly rental expense ranges from approximately $0.1 to $9. Certain leases contain renewal options as defined in the agreements. Lease expense (excluding related parties) totaled $214 $330, and $217 for the years then ended December 31, 2008, 2007, and 2006 respectively.

TAT leases its factory from a parent company, see Note 7a, until 2025.

Bental leases an area of its plant from its related party for $55 per annum, under a long-term lease until 2013.

As of December 31, 2008, future minimum rental payments under non-cancelable operating leases are as follows:

2009	$577
2010	585
2011	562
2012	481
2013	433
Thereafter	4,882

Total	$7,520

d.	Legal claims

During 2004, two former employees filed a claim against TAT and against an employment agency, alleging breach of contract and seeking compensation for salary delays and salary differences in the amount of $279. On June 11, 2008, the labor court ruled in this claim, and accordingly TAT and the employment agency are required, jointly and severally, to compensate the former employees in a total amount of $170. On September 2, 2008 TAT and the employment agency served an appeal for an amount of $135, and currently all parties referred to mediation by the court. Based upon its legal advisors advice, TAT cannot estimate the appeal chances at this stage, however in the event TAT will hold the employment agency responsible for any loss that may arise from such a claim.

e.	Guarantees

TAT provides bank guarantees to third parties, in the ordinary course of business, mainly in order to secure certain advances from customers. The maximum credit risk for these guarantees totaled approximately $699 as of December 31, 2008

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

f.	Covenants and liens on assets

(1)	In connection with bank loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, TAT and its subsidiary – Bental are obligated to meet certain financial covenants. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, and not to conduct certain actions without informing the banks, such as allocating shares to third parties involved with change in control. As of December 31, 2008, TAT and Bental were in full compliance with all covenants.

(2)	In order to secure bank loans, TAT granted a lien on its inventories and trade accounts receivable, specific lien on its short-term bank deposit of $1,009, which is recorded in other accounts receivable in the balance sheet, as well as specific lien on Bental’s shares held by TAT.

(3)	In order to secure bank loans, Bental granted floating liens on all of its property and assets, fixed lien on its unpaid share capital, goodwill and first priority liens on its fixed assets, checks and other trading instruments.

(4)	A lien on Bental Approved Enterprise has been registered in favor of the State of Israel (see Note 12 c below).

g.	Limco is currently engaged in a contract dispute with one of its suppliers. TAT believes that the dispute will be resolved on a commercial basis. However, the inability to amicably resolve such dispute could have a material adverse effect on TAT’s business and financial condition.

NOTE 10 – SHAREHOLDERS’ EQUITY

a.	TAT’s ordinary shares confer upon their holders voting rights, the right to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of TAT.

b.	On August 10, 2004, TAT entered into an investment agreement, according to which the investor purchased 857,143 Ordinary shares of NIS 0.9 par value of TAT, and was granted a warrant to purchase 500,000 Ordinary shares of NIS 0.90 par value at an exercise price of $8.50 per share, exercisable for 66 months from the date of grant. The total cash received was $6,000.

In addition, the investor and TAT entered into a credit line agreement, under which the investor made a line of credit available to TAT in the amount of up to $2,000. The amount of the credit withdrawn from the investor shall not be less than $1,000. The withdrawn credit bears interest at an annual rate of 5%, in addition to an annual handling fee of 0.5% of the credit line amount. The withdrawn credit will be settled in four equal payments, no later than 66 months from the date of the agreement.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10 – SHAREHOLDERS’ EQUITY (Cont.)

TAT recorded the fair value of the credit line, which amounted to $265, as deferred charges, which were amortized throughout the term of the credit line agreement. As such, the total proceeds received for the issuance of shares and warrants, consisting of cash and a provision of a credit line, amounted to $6,265 from which issuance expenses in the amount of $273 were deducted. In addition, a consulting agreement was entered into with the investors, see Note 7e.

On September 5, 2006, TAT notified the investor on the cancellation of the credit line, which was not utilized by it since the date of grant. As a result, TAT recorded the unamortized portion of the deferred charge, amounted to $149 to financial expenses.

On February 21, 2007, the investor exercised its warrant to purchase 500,000 Ordinary shares of NIS 0.9 par value each, according to the investment agreement, for an exercise price of $6.94 per share, which reflected the base exercise price of $8.5 reduced by the effect of dividends during the period the warrants were outstanding.

c.	Stock option plans:

1.	In January 1999, TAT adopted a stock option plan for its employees, directors and officers, whereby options to purchase up to 500,000 Ordinary shares (out of which 402,500 stock options were granted to executives) were to be granted, at an exercise price of $1.625 per share (which equaled the market price on the date of grant). All of the options have been granted under the above plan. Under the terms of the plan, the options were fully vested as of the grant date. As of December 31, 2008 7,500 were still outstanding. These options expired in January 2009.

The following table is a summary of the activity of TAT’s stock Option plan:

	Year ended December 31,
	2008		2007		2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the
beginning of the
year	17,500	$1.625	17,500	$1.625	17,500	$1.625
Exercised	(10,000)	1.625	-	-	-	-
Forfeited	-	-	-	-	-	-
Expired	-	-	-	-	-	-

Outstanding at the
end of the year	7,500	$1.625	17,500	$1.625	17,500	$1.625

Exercisable options	7,500	$1.625	17,500	$1.625	17,500	$1.625

As of December 31, 2008, there are 7,500 options outstanding and exercisable, with a weighted average remaining contractual life of 0.08 years. The aggregate intrinsic value of the stock options outstanding at December 31, 2008 was $22.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10 – SHAREHOLDERS’ EQUITY (Cont.)

c.	Stock option plans (cont.):

2.	Limco Inc. entered into a share based compensation agreement with its Chief Executive Officer (“CEO”) during August, 2005. The compensation agreement is made up of 45,000 Phantom Stock options and stock options to be issued upon the completion of an IPO by Limco Inc. The Phantom Stock options had a base exercise price of $6.37. At the date of exercise, the CEO received a cash payment for the difference between the exercise price and the average price of TAT’s stock price for the 60 days preceding the exercise date. During the years ended December 31, 2007 and 2006, Limco Inc. recorded expenses of $325 and $348, respectively. At December 31, 2007, all of the Phantom Stock options had been exercised.

3.	Effective as of July 19, 2007, Limco Inc. established an Incentive Compensation Plan, or the 2007 Plan, under which Limco Inc. may issue options to purchase 600,000 shares of common stock. The options vest in three equal annual installments, except for 66,000 options that vest in four equal semi-annual installments. Options generally expire five to ten years from date of grant.

Compensation expense attributable to outstanding stock options was $175 and $390 for the years ended December 31, 2008 and 2007, respectively. Compensation expense is recognized in the statement of income as an operating expense based on the fair value of the option over the requisite service period. As of December 31, 2008, the total unrecognized compensation cost related to non-vested stock awards was $781 and the weighted average period over which the cost is expected to be recognized is approximately 1.6 years.

A summary of the 2007 plan activity for the years ended December 31, 2008 and 2007, is presented below:

	Number of options	Weighted average exercise price	Weighted average contractual life remaining	Aggregate intrinsic value (1)
	(in thousands)		in years	(in thousands)

Granted	404	$11.00

Outstanding at December 31,
2007	404	$11.00	4.5	$570

Granted	60	$5.88
Cancelled	153	$11.00

Outstanding at December 31,
2008	311	$10.01	4.37	$-

Excisable at December 31, 2008	127	$10.09	4.25	$-

Options expected to vest at
December 31, 2008	184

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10 – SHAREHOLDERS’ EQUITY (Cont.)

c.	Stock option plans (cont.):

(1)	The intrinsic value of a stock option is the amount by which the market value of the underlying stock on December 31, 2008 exceeds the strike price of the option. There was no aggregate intrinsic value at December 31, 2008 as Limco stock price of $3.03 on December 31, 2008 was below the exercise price of all of the outstanding stock options. The aggregate intrinsic value at December 31, 2007 was $570.

The weighted average grant date fair value of the stock options granted during the years ended December 31, 2008 and 2007 was $2.63 and $5.38, respectively. There were 60,000 options granted during the year ended December 31, 2008.

The following table summarizes Limco’s weighted average assumptions used in the valuation of options for the years ended December 31, 2008 and 2007:

	2008	2007

Weighted average expected stock price volatility	56%	62%
Weighted average expected option life (in years)	3.5	3.5
Average risk free interest rate	2.87%	4.96%
Dividend yield	0%	0%
Discount for post-vesting restriction	N/A	N/A

Limco uses the Black-Scholes option pricing model to determine the weighted average fair value of options. The volatility factor used in the Black-Scholes option pricing model is based on historical stock price fluctuations. Due to the relative short period of the time Limco has been public TAT has estimated a 0% forfeiture rate. The expected term of options is based on the simplified method as allowed under Staff Accounting Bulletins (SAB) No’s. 107 and 110 issued by the SEC. The simplified method assumes the option will be exercised midway between the vesting date and the contractual term of the option. Limco is able to use the simplified method as the options qualify as “plain vanilla” options as defined by SAB No. 107 and since Limco does not have sufficient historical exercise data to provide a reasonable basis to estimate expected term. Expected dividend yield is based upon Limco’s historical and projected dividend activity and the risk free interest rate is based upon US Treasury rates appropriate for the expected term of the options.

On February 25, 2009, subsequent to the balance sheet, Limco granted certain directors and senior management with options to purchase 230,000 shares of common stock, for an exercise price of $2.16. The fair value of each option granted is $1.06, calculated at the grant date.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10 – SHAREHOLDERS’ EQUITY (Cont.)

c.	Stock option plans (cont.):

4.	On August 14, 2008, TAT’s Board of Directors approved the grant of 65,477 unregistered options of Series A, B and C to its Chief Executive Officer. Each options Series A, B and C vest over two, three and four years from May 19, 2008, respectively, and expires three years after vesting. Each Series A, B and C option can be exercised for one ordinary share 0.9 NIS par value, for a consideration of $6.15 (adjusted for dividend distribution and other equity changes as defined in the option grant terms), alternatively, the Chief Executive Officer can opt to receive TAT ordinary shares based on the value of the appreciation over the exercise price.

The fair value of the stock options granted at the grant date, is $2.69, $2.9 and $3.15, for Series A, B a C, respectively, based on the Black-Scholes option-pricing model with the following weighted average assumptions:

	Series A	Series B	Series C

Number of options	21,826	21,826	21,825
Weighted average expected stock price volatility	60.05%	55.96%	54.57%
Weighted average expected option life (in years)	3.25	4.25	5.25
Average risk free interest rate	2.72%	2.94%	3.15%

Compensation expense attributable to outstanding stock options was $47 for the year ended December 31, 2008. Compensation expense is recognized in the statement of income as an operating expense based on the fair value of the option over the requisite service period. As of December 31, 2008, the total unrecognized compensation cost related to non-vested stock awards was $144 and the weighted average period over which the cost is expected to be recognized is approximately 4 years.

d.	Dividends:

On April 4, 2006, TAT’s Board declared a dividend in the amount of $1,208, or $ 0.20 per share, for all of the shareholders of TAT at the effective date – May 16, 2006. The dividend was fully paid on May 30, 2006.

On September 2, 2007, TAT’s Board declared a dividend in the amount of $2,617, or $0.4 per share, for all of the shareholders of TAT at the effective date – October 16, 2007. The dividend was fully paid on November 6, 2007.

On March 11, 2009, subsequent to the balance sheet date, TAT’s Board declared a cash dividend in the total amount of $3,500, or $0.55 per share, for all of the shareholders of Company at the effective date – March 26, 2009. TAT paid the dividend on April 8, 2009.

On March 11, 2009, subsequent to the balance sheet date, Bental’s Board of Directors approved the distribution of cash dividend in the total amount of $3,150. The dividend was paid on April 6, 2009, out of which TAT received $2,205.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11 – NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share:

	Year ended December 31,
	2008	2007	2006

Numerator:

Net income	$4,268	$31,979	$6,066

Denominator:

Weighted average number of basic shares outstanding
during the year	6,546,055	6,344,041	6,042,671

Effect of dilutive securities:
Stock options and warrants	20,194	63,463	120,354

Denominator for diluted net income per share	6,566,249	6,407,504	6,163,025

The weighted average number of outstanding options excluded from the calculation of diluted net earnings per share, due to their antidilutive effect was 9,298 for the year ended December 31, 2008 and none for the years ended December 31, 2007 and 2006.

NOTE 12 – INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

In accordance with the above law results for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (CPI). Under the Inflationary adjustments law (Amendment No. 20, 2008, hereafter – “the amendment”), that was enacted in the Israeli Parliament on February 26, 2008, the provisions of the Inflationary adjustments law will no longer apply to TAT in 2008 and thereafter. The amendment specifies transitional provisions regarding the discontinuance of the provisions of the Inflationary adjustments law that have applied to TAT through the end of 2007.

b.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

TAT is an “industrial company”, as defined by the law for the Encouragement of Industry (Taxes), 1969, and as such, is entitled to certain tax benefits, which mainly consist of amortization of costs relating to know-how and patents over eight years, the right to claim public issuance expenses, and accelerated depreciation.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12 – INCOME TAXES (Cont.)

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

Certain expansion plans of TAT and its Israeli subsidiary – Bental, have been granted an “Approved Enterprise” status, under the Law. For some expansion programs, Bental have elected the grants track, and for one expansion program, TAT has elected to receive its benefits through the “alternative benefits track”, waiving grants in return for tax exemptions. Pursuant thereto, the increase in income from the date of commencement of each program which is the income of TAT derived from the “Approved Enterprise” expansion program is tax-exempt for the first two years and eligible for reduced tax rates of 25% for a period of five years thereafter (such reduced tax rates are dependent on the level of foreign investments in TAT), limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier. As of December 31, 2008, the tax benefits for these existing expansion programs will expire within the period of 2009 to 2021.

The entitlement to the above benefits is conditional upon TAT fulfilling the conditions stipulated by the abovementioned law, regulations published thereunder and the letters of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and TAT may be required to refund the amount of the benefits, in whole or in part, including interest (as for liens, see Note 9f). As of December 31, 2008, management believes that TAT is meeting all of the aforementioned conditions.

The tax-exempt income attributable to the “Approved Enterprise” can not be distributed to shareholders without imposing tax liability on TAT other than in complete liquidation. As of December 31, 2008, there is approximately $9,439 tax-exempt income earned by TAT’s “Approved Enterprises”. If the retained tax-exempt income is distributed to shareholders, it would be taxed at the corporate tax rate applicable to such profits as if TAT had not elected the alternative tax benefits track (currently – 25%).

Income of TAT from sources other than the “Approved Enterprises” during the benefit period will be subject to tax at the effective standard corporate tax rate in Israel, see Note 12d below.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12 – INCOME TAXES (Cont.)

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”) (cont.):

On April 1, 2005, an amendment to the Law came into effect (“the Amendment”) and has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore, TAT’s existing Approved Enterprise expansion programs will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the Amendment, will subject TAT to taxes upon distribution or liquidation and TAT may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2008, management believes that TAT is meeting all of the aforementioned conditions under the Amendment.

d.	Reduction of Israeli corporate tax rate:

On July 25, 2005, the “Knesset” (Israeli parliament) passed an amendment to the Income Tax Ordinance (No. 147), that provides, among other things, the corporate tax rate to be gradually reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%.

e.	U.S. subsidiaries:

U.S. subsidiaries are taxed based on federal and state tax laws. The effective tax rate for 2008, 2007, and 2006 was 41.48%, 35.6% and 36.8%, respectively.

f.	Tax assessments:

TAT’s income tax assessments are considered final through 2001.
Bental income tax assessments are considered final through 2006.
Limco income tax assessments are considered final through 2007.
TAT-GAL Inc. which was incorporated in 2008, has not received final tax assessment yet.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12 – INCOME TAXES (Cont.)

g.	Income tax reconciliation:

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to income taxes as reported in the statements of income:

	Year ended December 31,
	2008	2007	2006

Income before income taxes as reported in the
statements of income	$6,888	$35,962	$9,313

Statutory tax rate in Israel	27%	29%	31%

Theoretical tax expenses	1,860	10,429	2,887
Increase (decrease) in income taxes resulting
from:
Tax adjustment for foreign subsidiaries
subject to a different tax rate	671	532	399
Reduced tax rate on income derive from
"Approved Enterprises" plans	(268)	-	-
Reduced tax rate on capital gain from sale of
shares of subsidiary company	-	(6,400)	-
Difference in basis of measurement for
financial reporting and income tax purposes	(636)	(870)	(149)
Tax in respect of prior years	77	(535)	(28)
Non-deductible expenses	91	56	138

Income taxes as reported in the statements of
income	$1,795	$3,212	$3,247

h.	Income before income taxes is comprised as follows:

	Year ended December 31,
	2008	2007	2006

Domestic (Israel)	$2,263	$27,897	$2,460
Foreign (United States)	4,625	8,065	6,853

	$6,888	$35,962	$9,313

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12 – INCOME TAXES (Cont.)

i.	Income taxes included in the statements of income:

	Year ended December 31,
	2008	2007	2006

Current:
Domestic (Israel)	$73	$671	$652
Foreign (United States)	1,845	2,862	2,507

	1,918	3,533	3,159

Deferred:
Domestic (Israel)	(201)	(330)	72
Foreign (United States)	78	9	16

	(123)	(321)	88

	$1,795	$3,212	$3,247

j.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TAT’s deferred tax liabilities and assets are as follows:

	December 31,
	2008	2007

Deferred tax assets (liabilities):
Allowance for doubtful accounts	$72	$54
Unrealized gains	375	135
Provisions for employee benefits and other temporary
differences	789	606
Tax loss carryforwards	238	295

Deferred tax assets - short-term	$1,474	$1,090

Deferred tax liabilities mainly derived from property
and equipment - long-term	$(1,086)	$(581)

As of December 31, 2008, TAT did not provide a valuation allowance in respect of deferred tax assets, since management currently believes that it is more likely than not that the deferred tax asset will be realized in the future.

TAT does not intend to distribute earnings of a foreign subsidiary aggregating $17,463 as of December 31, 2008, and accordingly, no deferred tax liability has been established relative to these earnings. If these amounts were not considered permanently reinvested, a deferred tax liability would have been required.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12 – INCOME TAXES (Cont.)

k.	Effective January 1, 2007, TAT adopted the provisions of FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”, an interpretation of SFAS 109, “Accounting for Income Taxes”. FIN 48 clarifies the accounting for uncertain tax positions. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. TAT was required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustment to be recognized as an adjustment to retained earnings.

As a result of adoption of FIN 48, TAT reclassified $147 from income tax payables to unrecognized benefits with no impact to previously recorded retained earnings.

During 2008, Limco was audited by the Internal Revenue Service for the tax year ended December 31, 2006. It was the determination of the Internal Revenue Service that Limco had deemed dividend distributions to TAT related to interest expense charged during 2005, 2006 and 2007. Interest and penalties totaling $43 have been charged to income tax expense during the year ended December 31, 2008. The audit is now closed and Limco believes that the only tax years open for audit is the year ended December 31, 2008.

A reconciliation of the beginning and ending amount of recognized provision, as a result of the implementation of FIN 48, is as follows:

Amount

Balance at January 1, 2007	$147
Additions for tax positions of prior years	101
Benefits from tax positions of prior years	(535)
Settlements with tax authorities	535

Balance at December 31, 2007	248
Additions for tax positions of prior years	189
Settlements with tax authorities	(437)

Balance at December 31, 2008	$-

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13 – SEGMENT INFORMATION

a.	Segment Activities Disclosure:

Commencing August 18, 2008, as a result of the purchase of Bental, see Note 1 f, TAT manages its segments on a basis of four reportable segments, as follows:

—	OEM – Heat Transfer segment focuses on manufacture of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition TAT manufactures aircraft accessories and systems such as pumps, valves, power systems, turbines, etc, and

—	OEM – Electric Motion Systems segment focuses on manufacture of broad range of electric motion systems, including motors, generators and other electro-mechanical motion systems.

—	MRO (maintenance, repair and overhaul) segment focuses on remanufacture, overhaul and repair of heat transfer equipment and other aircraft components and of repair of APU’s, propellers and landing gears.

—	Parts Segment focuses on sales of parts of APU’s, propellers and landing gears.

TAT evaluates segment performance based on revenue and operating income. The operating income reported in TAT’s segments excludes corporate and other unallocated amounts. Although such amounts are excluded from the business segment results, they are included in reported consolidated earnings. Corporate and unallocated amounts include executive level expenses and certain expenses related to accounting and finance, human resources and information technology departments.

b.	Segments statement operations disclosure:

The following financial information is the information that management uses for analyzing the segment results. The figures are presented in consolidated method as presented to management.

Cost related to selling and marketing and general and administrative for MRO and Parts are allocated based on revenues. This was a change made in 2008. The segment results for 2007 and 2006 related to MRO and Parts have been restated to conform with this allocation method.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13 – SEGMENT INFORMATION (Cont.)

The following financial information is a summary of the operating income of each operational segment:

	Year ended December 31, 2008
	OEM- Heat Transfer Products	OEM - Electric Motion Systems	MRO	Parts	Corporate	Eliminations	Consolidated

Revenues	$27,857	$9,758	$54,276	$17,289	-	$(5,891)	$103,289

Cost of revenues	21,058	7,845	43,664	13,922	-	(5,926)	80,563

Gross profit	6,799	1,913	10,612	3,367	-	35	22,726

Selling and
marketing expenses	1,364	250	2,094	661	-	-	4,369
General and
administrative
expenses	4,342	713	3,466	1,024	2,862	-	12,407

Operating income	$1,093	$950	$5,052	$1,682	$(2,862)	$35	$5,950

	Year ended December 31, 2007
	OEM	MRO	Parts	Corporate	Eliminations	Consolidated

Revenues	$23,489	$49,392	$20,384	-	$(4,561)	$88,704

Cost of revenues	17,891	35,205	16,603	-	(4,492)	65,207

Gross profit	5,598	14,187	3,781	-	(69)	23,497

Selling and
marketing expenses	1,106	2,088	525	-	-	3,719
General and
administrative
expenses	3,540	1,988	455	5,012	-	10,995

Operating income	$952	$10,111	$2,801	$(5,012)	$(69)	$8,783

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13 – SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2006
	OEM	MRO	Parts	Corporate	Eliminations	Consolidated

Revenues	$22,110	$43,824	$15,197	-	$(3,598)	$77,533

Cost of revenues	16,271	32,214	12,835	-	(3,681)	57,639

Gross profit	5,839	11,610	2,362	-	83	19,894

Selling and
marketing expenses	1,190	1,662	614	-	-	3,466
General and
administrative
expenses	2,336	1,199	404	2,771	-	6,710

Operating income	$2,313	$8,749	$1,344	$(2,771)	$83	$9,718

c.	The following financial information identifies the assets to segment:

	As of December 31, 2008
	OEM - Heat Transfer Products	OEM - Electric Motion Systems	MRO	Parts	Corporate	Consolidated

Assets	$39,822	$19,170	$39,480	$7,118	$30,340	$135,930
Depreciation and
amortization	1,020	1,164	1,169	-	-	3,353
Capital investments	1,096	767	1,697	-	-	3,558
Goodwill	-	1,185	4,814	-	-	5,999

	As of December 31, 2007
	OEM	MRO	Parts	Corporate	Consolidated

Assets	$40,704	$33,299	$3,522	$35,882	$113,407
Depreciation and amortization	906	1,123	2	-	2,031
Capital investments	3,404	2,884	15	-	6,303
Goodwill	-	4,780	-	-	4,780

d.	The following presents total revenues, based on the location of the end customers, for the years ended December 31, 2008, 2007 and 2006 and long-lived assets as of those dates.

	2008		2007		2006
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Israel	$17,077	$9,164	$7,383	$6,758	$7,042	$4,315
Asia	4,497	-	2,555	-	1,953	-
North America	57,472	6,023	56,554	5,169	51,292	2,920
Europe	19,510	-	18,484	-	15,210	-
Other	4,733	-	3,728	-	2,036	-

	$103,289	$15,187	$88,704	$11,927	$77,533	$7,235

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14 – SELECTED STATEMENTS OF INCOME DATA

		Year ended December 31,
		2008	2007	2006

a.	Financial income (expenses), net:

	Financial income:
	Foreign currency translation adjustments	$1,257	$305	$372
	Interest on cash equivalents, short-term
	bank deposits and others	1,420	1,402	349

		2,677	1,707	721

	Financial expenses:
	Bank charges	(264)	(142)	(123)
	Interest on long-term loans	(143)	(640)	(683)
	Foreign currency translation adjustments	(943)	(220)	(161)
	Interest expenses on call option to minority	(28)	-	-
	Others	(125)	(4)	(218)

		(1,503)	(1,006)	(1,185)

		$1,174	$701	$(464)

		Year ended December 31,
		2008	2007	2006

b.	Other income (expenses), net:

	Gain from sale of shares and decrease in
	holding of subsidiary company (1)	$-	$26,375	$-
	(Loss) Gain on sale of marketable securities
	classified as available-for-sale	(236)	34	38
	Other income	-	69	21

		$(236)	$26,478	$59

(1) See Note 1 d.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15 – SUPPLEMENTAL CONSOLIDATED BALANCE SHEET INFORMATION

	Warranty provision	Inventory Reserve	Account Receivable

Reserves and Allowances

Balance as of January 1, 2006	$498	$2,480	$396
Additions	278	-	43
Write-offs, net of recoveries	-	(836)	(159)

Balance, as of December 31, 2006	776	1,644	280
Additions	8	124	10
Write-offs, net of recoveries	-	-	(135)

Balance, as of December 31, 2007	784	1,768	155
Additions	215	268	180
Write-offs, net of recoveries	(300)	-	(181)

Balance, as of December 31, 2008	$699	$2,036	$154

NOTE 16 – SUBSEQUENT EVENTS

a.	Subsequent to December 31, 2008, Limco announced that it would relocate the operations of its Oklahoma subsidiary to the location of its Piedmont subsidiary in North Carolina. Limco anticipates closing the Oklahoma operations in the third quarter of 2009. The goal of this relocation is to achieve significant annual cost savings. Limco entered into a lease for a new facility in Kernersville, North Carolina of approximately 56,000 square feet, which will house its operations being relocated from Oklahoma. The lease, which expires on November 1, 2011, provides for 2 renewal options, each for a five year term. The lease provides for an annual rental fee of $86.

b.	On April 3, 2009, TAT and Limco, its subsidiary company, announced that they have entered into a definitive agreement and plan of merger pursuant to which TAT (which presently owns 61.8% of Limco’s common stock) will acquire all of the publicly held shares of common stock of Limco, pursuant to a stock for stock merger. Under the terms of the merger agreement, Limco’s shareholders will receive one half of an ordinary share of TAT for each share of Limco common stock they own. The exchange ratio in the transaction represents a premium of 12% to Limco’s closing share price on April 2, 2009 (the day before the announcement of the merger). It also represents a premium of 24.3% to Limco’s weighted average volume stock price on the NASDAQ global market over the 20 trading days prior to the announcement of the merger.

Following the merger, the former Limco shareholders (excluding TAT) will own approximately 27.8% of the ordinary shares of TAT.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16 – SUBSEQUENT EVENTS (Cont.)

It is also anticipated that following the merger TAT Industries, the controlling shareholder of TAT, which holds approximately 59% of the ordinary shares of TAT, as of the announcement day, will own approximately 42% of the ordinary shares of TAT and Isal Investment Ltd., the beneficial owner of 71% of the ordinary shares of TAT (through direct holding and through its control in TAT Industries) will be the beneficial owner of approximately 51% of the ordinary shares of TAT.

The transaction is subject to approval of Limco’s shareholders, representing at least a majority of the outatanding shares of Limco common stock and other customary closing conditions. TAT, which holds 61.8% of Limco’s outstanding common stock, has advised Limco’s board that it intends to vote for approval and adoption of the merger. Approval of the merger by TAT’s shareholders is not required. It is anticipated that the closing of the merger will occur in the second or third quarter of 2009.

Upon consummation of the merger, Limco will operate as a wholly-owned subsidiary of TAT, maintaining its current management.

C.	Lawsuit against Limco

On April 8, 2009, a petition was filed in the District Court of Tulsa County, State of Oklahoma captioned “Chris Gassen, individually and on behalf of all others similarly situated (herein after “The Plaintiff”) against Limco and its Directors (Shmuel Fledel, Jacob Gesthalter, Michael Gorin, Giora Inbar, Avraham Ortal, and Eran Goren), hereinafter “The Defendants”. The action, which purports to be on behalf of a class comprised of the public stockholders of Limco, seeks relief against Limco and its Directors for alleged breaches of fiduciary duty and other violations of state law in connection with the merger. Plaintiff claims, among other things, that the defendants are attempting to sell Limco by means of an unfair process and for an unfair price and that defendants have failed to disclose all material information concerning the merger. Plaintiff is seeking to enjoin the consummation of the merger, monetary damages, and an award of costs, including attorneys’ fees. The Company’s management is of the opinion that the action is without merit and intends to vigorously defend the claims.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAT TECHNOLOGIES LTD. By: /s/ Yaron Shalem —————————————— Yaron Shalem Chief Financial Officer

Date: June 25, 2009