Form 20-F
period 2009-12-31
TAT TECHNOLOGIES LTD
filed 2010-06-29
CIK 808439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _____________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Ordinary Shares, par value NIS 0.90 per share
(as of December 31, 2009)

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

Yes ☐   No ☒

TABLE OF CONTENTS

Page

INTRODUCTION		3
PART I		5
Item 1.	Identity of Directors, Senior Management and Advisers	5
Item 2.	Offer Statistics and Expected Timetable	5
Item 3.	Key Information	5
	A. Selected Financial Data	5
	B. Capitalization and Indebtedness	7
	C. Reasons for the Offer and Use of Proceeds	7
	D. Risk Factors	8
Item 4.	Information on the Company	24
	A. Business Overview of Gedera and Bental	28
	B. Government Regulations	53
	C. Organizational Structure	55
	D. Property, Plants and Equipment	55
Item 4A.	Unresolved Staff Comments	56
Item 5.	Operating and Financial Review and Prospects	56
	A. Research and Development, Patents and Licenses	91
	B. Trend Information	91
	C. Off-Balance Sheet Arrangements	91
	D. Tabular Disclosure of Contractual Obligations	91
Item 6.	Directors, Senior Management and Employees	92
	A. Directors and Senior Management	92
	B. Board Practices	96
	C. Employees	108
	D. Share Ownership	109
Item 7.	Major Shareholders and Related Party Transactions	110
	A. Major Shareholders	111
	B. Related Party Transactions	114
	C. Interests of Experts and Counsel	115
Item 8.	Financial Information	115
	A. Consolidated Statements and Other Financial Information	115
	B. Significant Changes	116
Item 9.	The Offer and Listing	116
	A. Offer and Listing Details	116
	B. Plan of Distribution	118
	C. Markets	118
	D. Selling Shareholders	118
	E. Dilution	118
	F. Expense of the Issue	118
Item 10.	Additional Information	118
	A. Share Capital	118
	B. Memorandum and Articles of Association	119
	C. Material Contracts	123
	D. Exchange Controls	126
	E. Taxation	127
	F. Dividends and Paying Agents	141
	G. Statement by Experts	141
	H. Documents on Display	141
	I. Subsidiary Information	142

INTRODUCTION

TAT Technologies Ltd (the Company or TAT) is a provider of a variety of services and products to the commercial and military aerospace and ground defense industries through our Gedera facility in Israel or Gedera, as well as through our subsidiaries, Bental Industries Ltd., or Bental, in Israel and Limco – Piedmont, Inc. or Limco in the U.S.

We operate under three segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Transfer products through our Gedera facility; (ii) OEM of Electric Motion Systems through our Bental subsidiary; and (iii) Maintenance, Repair and Overhaul or ‘MRO” services through our Limco subsidiary.  Until December 4, 2009, TAT also operated a fourth operational segment, the Parts services, which was contributed to First Aviation Services, Inc., or “FAvS” as part of the transaction described under “Item 4 – Information of the Company; History and development of TAT”.

Through our Gedera facility, we are an OEM of a broad range of heat transfer components, air conditioning systems and other cooling systems used in mechanical and electronic systems on board military and commercial aircraft as well as on ground systems. The Gedera facility is also an OEM of a wide range of aviation accessories and provides limited MRO services for military and commercial customers, mainly for aviation accessories as well as for certain heat transfer components.

Through our Bental subsidiary, we are an OEM of a broad range of electric motion systems. Bental is engaged in the design, manufacture and sale of motors, generators, and other electro-mechanical motion systems primarily for the defense and aerospace markets.

Limco provides MRO services to the aerospace industry. Limco’s Federal Aviation Administration, or FAA, certified repair stations provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. In addition to Limco’s MRO services, Limco is also, to a limited extent, an OEM of heat transfer equipment for airplane manufacturers and other related products.

Limco’s Parts services division, operated until December 4, 2009, focused on inventory management and sale of APU parts, propellers and landing gear. Limco offered parts services for commercial, regional and charter airlines and business aircraft owners. On December 4, 2009, TAT contributed its parts division to FAvS and now holds 37% of FAvS's share capital (See “Item 4 – Information of the Company; History and development of TAT”).

FAvS, together with its subsidiaries, is a leading suppliers of aircraft parts and components to the aviation industry worldwide, and is a provider of third party logistics and inventory management services to the aerospace industry. FAvS distributes the products of over 150 parts and component manufacturers and suppliers and in addition, offers certain maintenance, repair and overhaul services through three Federal Aviation Administration authorized facilities.

Our ordinary shares are publicly traded on the NASDAQ Global Market under the symbol “TATT” and on the Tel Aviv Stock Exchange under the symbol “TAT Tech”.  As used in this annual report, the terms “TAT”, “we”, “us” and “our” mean TAT Technologies Ltd. and its subsidiaries, unless otherwise indicated.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  Statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors.”

PART I

Item 1.                 Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                 Key Information

A.            Selected Financial Data

TAT’s selected historical information is derived from the audited consolidated financial statements of TAT as of December 31, 2009 and 2008 and for each of its fiscal years ended December 31, 2009, 2008 and 2007, which are included elsewhere in this annual statement, and have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The selected financial data for each of the years in the two-year period ended December 31, 2006 and December 31, 2005 is derived from other audited consolidated financial statements of TAT, which have been prepared in accordance with U.S. GAAP.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Income Statement Data:

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(audited, in thousands, except per share data)
Revenues:
Sale of products	$34,751	$31,724	$18,928	$18,512	$17,537
Services and other	48,340	71,565	69,776	59,021	31,656
Total revenues	83,091	103,289	88,704	77,533	49,193
Cost of revenues:
Sale of products	23,115	22,977	13,399	12,590	11,322
Services and other	43,780	57,586	51,808	45,049	24,270
Total cost of revenues	66,895	80,563	65,207	57,639	35,592
Gross profit	16,196	22,726	23,497	19,894	13,601
Operating expenses:
Research and development costs	680	—	—	—	72
Selling and marketing expenses	3,719	4,369	3,719	3,466	2,495
General and administrative expenses	14,979	12,407	10,995	6,710	5,138
Capital gain from sale of the propellers & parts businesses	(4,400)	-	-	-	-
Operating income	1,218	5,950	8,783	9,718	5,896
Financial income (expenses) net	149	1,174	701	(464)	(441)
Other income (expenses), net	-	(236)	*26,478	59	210
Income from operations before income taxes	1,367	6,888	35,962	9,313	5,665
Income taxes (benefit)	(765)	1,795	3,212	3,247	2,136
Share in income (loss) of an associated companies	(32)	674	—	—	—
Net income	2,100	5,767	*32,750	6,066	3,529
Net income attributable to non controlling interest	(347)	(1,499)	(771)	—	—
Net income attributable to TAT Technologies shareholders	$1,753	$4,268	$31,979	$6,066	$3,529
Basic net income per share	$0.22	$0.65	$5.04	$1.00	$0.58
Diluted net income per share	$0.22	$0.65	$4.99	$0.98	$0.58
Weighted average number of shares used in computing basic net income per share	7,894	6,546	6,344	6,042	6,042
Weighted average number of shares used in computing diluted net income per share	7,894	6,566	6,408	6,163	6,087
Cash dividend per share	$0.85	$—	$0.40	$0.20	$0.18
________________________

* Includes gain from Limco initial public offering of $26,375,000.

Balance Sheet Data:

	As of December 31,
	2009	2008	2007	2006	2005
	(audited) (in thousands)
Working capital	$76,748	$90,616	$79,458	$29,743	$30,387
Total assets	124,491	135,930	113,407	66,237	60,565
Long-term liabilities, excluding current maturities	13,556	12,925	4,756	8,283	13,786
Shareholders’ equity	$94,866	$76,077	$72,793	$39,720	$34,861

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

Risks Related to Our Business and Our Industry

The aerospace industry is subject to significant government regulation and oversight, and TAT and its subsidiaries may incur significant additional costs to comply with these regulations.

The aerospace industry is highly regulated in the United States and in other countries. TAT and its subsidiaries must be certified or accepted by the FAA, the United States Department of Defense, the European Aviation Safety Agency, or EASA, and similar agencies in foreign countries and by individual original equipment manufacturers, or OEMs, in order to manufacture, sell and service parts used in aircrafts. If any of the material certifications, authorizations or approvals of TAT or its subsidiaries are revoked or suspended, then the operations of TAT or its subsidiaries, as the case may be, will be significantly curtailed and TAT and its subsidiaries could be subjected to significant fines and penalties. In the future, new and more demanding government regulations may be adopted or industry oversight may be increased. TAT and its subsidiaries may have to incur significant additional costs to achieve compliance with new regulations or to reacquire a revoked or suspended license or approval, which could materially reduce profitability.

TAT competes with a umber of established companies in all aspects of TAT’s business, many of which have significantly greater resources or capabilities than TAT does.

For the OEM of heat transfer components, TAT’s major competitors are other OEMs who manufacture heat transfer components, including the Hughes-Treitler division of Ametek Inc., Lytron Inc., Kintex, Niagra Thermal, Hamilton Sundstrand, Stewart Werner South Wind Corp., United Aircraft Products and Triumph Thermal Systems, manufacturers based in Europe such as I.M.I. Marston Ltd., Dunlop Aerospace (including Serck Aviation) and manufacturers based in Asia such as Sumitomo Precision Products from Japan. Some of TAT’s competitors are far larger, have substantially greater resources, including technical, financial, research and development, marketing and distribution capabilities than TAT, and enjoy greater market recognition. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than TAT.  TAT may not be able to offer its products as part of integrated systems to the same extent as its competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of its competitors. Failure to do so could adversely affect TAT’s business, financial condition and results of operations.

A number of TAT’s competitors have inherent competitive advantages. For example, TAT competes with the service divisions of large OEMs which in some cases have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities.  TAT also competes with the in-house service divisions of large commercial airlines, and there is a strong incentive for an airline to fully-utilize the services of its maintenance employees and facilities.

For the OEM of electric motion systems, TAT’s major competitors are mainly large companies that provide standard products and companies that provide special customized solutions. As the providers of the systems usually tend to prefer local manufacturers for the purchase of the components, penetrating markets outside of Israel requires high levels of product innovation.

For the MRO services, TAT major competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers. For heat transfer component MRO services, our major competitors are the LORI Heat Transfer Center of Honeywell (Tulsa, Oklahoma), SECAN-Honeywell (France) and Drake Air – Ametek (Tulsa, Oklahoma). For APU and landing gear MRO services, our major competitors are Standard Aero Group Inc., Aerotech International Inc., Honeywell and AAR Corp.

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

Further, TAT’s competitors may have additional competitive advantages, such as:

●	The ability to adapt more quickly to changes in customer requirements and industry conditions or trends;

●	Greater access to capital;

●	Stronger relationships with customers and suppliers;

●	Greater name recognition; and

●	Access to superior technology and marketing resources.

If TAT is unable to overcome these competitive disadvantages, then TAT’s business, financial condition and results of operations would be adversely affected.

TAT derives a substantial part of its revenues from several major customers. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

Five customers accounted for approximately 18.3%, 25.4% and 21.9% of TAT’s revenues for the years ended December 31, 2009, 2008 and 2007, respectively. TAT’s major customers may not maintain the same volume of business with TAT in the future. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

A substantial part of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments and are subject to special risks. A loss of all, or a major portion, of the revenues of TAT or any of its subsidiaries from government contracts could have a material adverse effect on TAT’s operations.

A substantial portion of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments accounted for approximately 4.6%, 5.6% and 5.5% of TAT’s revenues on a consolidated basis for the years ended December 31, 2009, 2008 and 2007, respectively.

Business with the U.S. and Israeli governments, as well as with the governments of other countries, is subject to risks which are not as relevant in business with private parties. These risks include the ability of the governmental authorities to unilaterally:

●	Suspend TAT or any of its subsidiaries from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

●	Terminate existing contracts, with or without cause, at any time;

●	Reduce the value of existing contracts;

●	Audit the contract-related costs and fees of TAT and its subsidiaries, including allocated indirect costs; and

●	Control or prohibit the export of the products of TAT and its subsidiaries.

A decision by a governmental authority to take any or all of the actions listed above could materially reduce the sales and profitability of TAT and its subsidiaries. Most of the U.S. Government contracts of TAT and its subsidiaries can be terminated by the U.S. Government either for its convenience or if TAT or any of its subsidiaries defaults by failing to perform under the contract. Termination for convenience provisions generally provide only for the recovery of costs incurred or committed, settlement expenses and profit on the work completed by TAT and its subsidiaries prior to termination.

Declines in military budgets may result in reduced demand for the products and manufacturing services of TAT and its subsidiaries. Any decline could result in reduction in the business revenues of TAT and its subsidiaries and adversely affect their business, results of operations and financial condition.

If TAT does not receive the governmental approvals necessary for the export of its products, TAT’s revenues may decrease. Similarly if TAT’s suppliers and partners do not receive their government approvals necessary to export their products or designs to TAT, TAT’s revenues may decrease.

Under Israeli law, the export of certain of the products and know-how of TAT is subject to approval by the Israeli Ministry of Defense. To initiate sales proposals with regard to exports of the products and know-how of TAT and to export such products or know-how, TAT must obtain permits from the Ministry of Defense. TAT may not be able to receive in a timely manner, or at all, all the required permits for which it may apply in the future.

Similarly, under foreign laws the export of certain military products, technical designs and spare parts require the prior approval of, or export license from, such foreign governments. In order to maintain the third party production, certain co-development activities and procurements required for the performance of certain contracts, TAT must receive detailed technical designs, products or product parts’ samples from its strategic partners or suppliers. TAT may not be able to receive all the required permits and/or licenses in a timely manner, or at all. Consequently, TAT’s revenues may decrease.

TAT depends on a limited number of suppliers of components for its products and if TAT or any of its subsidiaries is unable to obtain these components when needed, they would experience delays in manufacturing their products and TAT’s financial results could be adversely affected.

TAT relies on a limited number of key suppliers for parts for its OEM and MRO services. Certain of these suppliers are currently the sole source of one or more components upon which TAT is dependent. Suppliers of some of these components require TAT to place orders with significant lead-time to assure supply in accordance with TAT’s requirements. If TAT were to engage in a commercial dispute with or be unable to obtain adequate supplies of parts from these suppliers at commercially reasonable prices, TAT’s operations could be interrupted. Increased costs associated with supplied materials or components could increase TAT’s costs and reduce TAT’s profitability if TAT is unable to pass these cost increases on to its customers.

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

TAT faces special risks from international sales operations which may have a material adverse effect on TAT’s business, operating results and financial condition.

In the years ended December 31, 2009, 2008 and 2007, approximately 76.3%, 83.5% and 91.7% of TAT’s sales, respectively, resulted from TAT’s international operations. This source of revenue is subject to various risks, including:

●	Governmental embargoes or foreign trade restrictions;

●	Changes in U.S. and foreign governmental regulations;

●	Changes in foreign exchange rates;

●	Tariffs;

●	Other trade barriers; and

●	Political, economic and social instability; and difficulties in accounts receivable collections.

Accordingly, TAT and its subsidiaries may encounter significant difficulties in connection with the sale of its products in international markets.

TAT may engage in future acquisitions that could dilute TAT’s shareholders’ equity and harm TAT’s business, results of operations and financial condition.

TAT has pursued, and will continue to pursue, growth opportunities through internal development and acquisition of complementary businesses, products and technologies. TAT is unable to predict whether or when any prospective acquisition will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of TAT’s resources and management’s attention. TAT may not be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into its operations, or expand into new markets. Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as TAT’s existing business or otherwise perform as expected. The occurrence of any of these events could harm TAT’s business, financial condition or results of operations. Future acquisitions may require substantial capital resources, which may require TAT to seek additional debt or equity financing.

Future acquisitions by TAT could result in the following, any of which could materially harm TAT’s results of operations or the price of TAT’s ordinary shares:

●	Issuance of equity securities that would dilute TAT’s shareholders’ percentages of ownership;

●	Large one-time write-offs;

●	The incurrence of debt and contingent liabilities;

●	Difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

●	Diversion of management’s attention from other business concerns;

●	Contractual disputes;

●	Risks of entering geographic and business markets in which TAT has no or only limited prior experience; and

●	Potential loss of key employees of acquired organizations.

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

TAT believes that its results of operations will be dependent in large part upon its ability to manufacture and deliver OEM products and to provide MRO services promptly upon receipt of orders and to provide prompt and efficient service to its customers. As a result, any material disruption of TAT’s day-today operations could have a material adverse effect on their business, customer relations and profitability. TAT relies on its Gedera, Israel, Kibbutz Marom-Golan, Israel, Kernersville and Winston-Salem, North Carolina and Tulsa, Oklahoma facilities for the production of its OEM products and provision of its MRO and parts services. A fire, flood, earthquake or other disaster or condition that significantly damaged or destroyed any of these facilities would have a material adverse effect on the operations of TAT.

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

There can be no assurance that TAT will not experience any material product liability losses in the future, that it will not incur significant costs to defend such claims, that its insurance coverage will be adequate if claims were to arise or that it would be able to maintain insurance coverage in the future at an acceptable cost. A successful claim brought against TAT or its subsidiaries in excess of its available insurance coverage may have a material adverse effect on TAT’s business.

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

TAT’s ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond TAT’s control:

●	Quarterly variations in TAT’s operating results;

●	Operating results that vary from the expectations of securities analysts and investors;

●	Changes in expectations as to TAT’s future financial performance, including financial estimates by securities analysts and investors;

●	Announcements of technological innovations or new products by TAT or TAT’s competitors;

●	Announcements by TAT or TAT’s competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	Changes in the status of TAT’s intellectual property rights;

●	Announcements by third parties of significant claims or proceedings against us;

●	Additions or departures of key personnel;

●	Future sales of TAT’s ordinary shares;

●	De-listing of TAT’s shares from the NASDAQ Global Market; and

●	Stock market price and volume fluctuation.

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

TAT’s principal shareholder, Isal Investment Ltd., or Isal, beneficially owns 53.7% of TAT’s outstanding shares, of which 43.6% of TAT’s outstanding shares are held directly by its subsidiary, TAT Industries Ltd. If Isal sells substantial amounts of TAT’s ordinary shares or if the perception exists that TAT’s principal shareholders may sell a substantial number of TAT’s ordinary shares, the market price of TAT’s ordinary shares may fall. Any substantial sales of TAT’s shares in the public market also might make it more difficult for TAT to sell equity or equity-related securities in the future at a time, in a place and on terms TAT deems appropriate.

Risks Relating to Our Location in Israel

Because TAT has significant operations in Israel, TAT may be subject to political, economic and other conditions affecting Israel that could increase TAT’s operating expenses and disrupt TAT’s business.

TAT is incorporated under the laws of Israel, and TAT’s executive offices, manufacturing plant and research and development facilities are located in, the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence TAT. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on TAT’s business, financial condition and results of operations.

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

TAT is incorporated in Israel and all of TAT’s executive officers and directors reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, many of TAT’s assets and most of the assets of TAT’s executive officers and directors are located outside the United States. Therefore, a judgment obtained against TAT or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those and similar acts.

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

Item 4.                 Information on the Company

History and Development of TAT

TAT was incorporated under the laws of the State of Israel in April 1985 under the name Galaxy Graphics Ltd. TAT changed its name to Galagraph Ltd. in August 1986 and to TAT Technologies Ltd. in May 1992. TAT is a public limited liability company under the Israeli Companies Law 1999-5759, or the Israeli Companies Law, and operates under this law and associated legislation. TAT’s registered offices and principal place of business are located at Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel and its telephone number is +972-8-8268-500. TAT’s address on the Internet is www.tat-technologies.com. The information on TAT’S website is not incorporated by reference into this annual report.

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

In March 1987, TAT completed the initial public offering of its securities in the United States. TAT was listed on the NASDAQ Global Market (then known as the NASDAQ National Market) from its initial public offering until July 1998 when the listing of TAT’s ordinary shares was transferred to the NASDAQ Capital Market. On June 24, 2009 TAT’s, ordinary shares resumed trading on the NASDAQ Global Market. Since August 2005 TAT’s shares have been traded also on the TASE.

TAT is a provider of a variety of services and products to the commercial and military aerospace and defense industries through its Gedera facility, as well as through its subsidiaries, Bental, in Israel, and Limco in the U.S.

Limco provides maintenance, repair and overhaul, or MRO, services to the aerospace industry. Limco’s Federal Aviation Administration, or FAA, certified repair stations (located in Okalhoma and in North Carolina) provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. In addition to Limco’s MRO services Limco is also an original equipment manufacturer, or OEM, of heat transfer equipment for airplane manufacturers and other selected related products.

In July 2005, Limco acquired Piedmont Aviation Component Services, Inc. (“Piedmont”), a company certified by the FAA to perform maintenance, repair and overhaul services on APUs, propellers and landing gears.

In July 2007, Limco, completed an initial public offering of its shares of common stock and Limco’s shares were listed on the NASDAQ Global Market (symbol: LIMC) until July 2, 2009, when TAT acquired all of the publicly held shares of Limco (approximately 32% of Limco’s total shares) in a stock for stock merger.  As a result of such merger, Limco again became a wholly-owned subsidiary of TAT.

Following a series of transactions described below, TAT had acquired 70% control in Bental:

On March 27, 2008, TAT entered into an agreement with Bental Investments Cooperative Agricultural Society Ltd., (“Bental Investments”), to purchase from it 27% of the then outstanding shares of Bental, together with a call and put option for an additional  18% of the outstanding shares of Bental held by Bental Investments. The call option was for a period of four years commencing January 1, 2009, for an exercise price of $2,250,000, and the put option was for a period of two years commencing January 1, 2011, for $2,138,000 (both subject to certain exchange rate adjustments). The exercise prices carried interest of 2% per annum.

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

On August 18, 2008, following the approval of the shareholders meeting of TAT Industries (our parent company), TAT acquired an additional 15% shareholding in Bental from TAT Industries for a cash consideration of $1,893,000.

On March 30, 2009, the call option mentioned above was exercised for $2.34 million.

The acquisition of Bental shares was financed by loans in a total amount of $6.25 million received from Bank Mizrahi and TAT’s internal resources.

The agreement with Bental Investment provides for the payment of additional consideration by TAT, in the event that during the three year period following the closing of the transaction TAT consummates an “exit,” as such term is defined in the agreement.  The consideration for the shares and call option shares (if purchased) is equal to a certain percentage of the difference between the price per share that TAT paid for such shares and the price per share paid in the exit transaction (30% if the exit is within one year of the closing, 20% if the exit is within two years of the closing and 10% if the exit is within three years of the closing).

On December 19, 2007, Isal Amlat Industries (1994) Ltd. ("Isal Industries") purchased the controlling interests in TAT and in TAT Industries, TAT’s controlling shareholder, by purchasing from Mr. Shlomo Ostersetzer, the former Chairman of TAT’s Board of Directors and TAT’s former President, Mr. Dov Zeelim, the former Vice Chairman of TAT’s Board of Directors and TAT’s former Chief Executive Officer, and FIMI Opportunity Fund, or FIMI, 10% of TAT's then outstanding ordinary shares for consideration of NIS 50.4M, and 54% of TAT Industries' then outstanding ordinary shares for consideration of NIS 105.3M.

The agreement between Isal Amlat and Mr. Zeelim, as amended on Janurary 31, 2008, provided Isal Amlat with additional shares in TAT Industries purchased from Mr. Zeelim.

Pursuant to an agreement between Isal Amlat and Mr. Zeelim entered into in May 2008 in connection with Mr. Zeelim’s resignation from the office of Chief Executive Officer of TAT, Mr. Zeelim exercised his put option on June 12, 2008 and 4.17% of TAT Industries' then outstanding ordinary shares were purchased by Isal Amlat.

On July 17, 2008 Isal Amlat and FIMI amended the terms of their agreement. Accordingly, 141,443 of TAT’s ordinary shares constituting then 2% of TAT's outstanding shares were purchased by Isal Amlat in December 2008 at a price per share of $19.343 and the remaining 100,000 of TAT’s ordinary shares constituting then 1.1% of TAT's outstanding shares were purchased by Isal Amlat in November 2009 for a total consideration of USD 2 M.

On March 11, 2009 and on August 13, 2009, TAT’s board of directors authorized its management to enter into engagements with Oppenheimer Israel Investment House for the blind trust purchase of TAT’s shares under rule 10b5-1 of the Securities Exchange Act of 1934. The first purchase plan was terminated on March 26, 2009, with TAT having purchased 4,650 ordinary shares for an aggregate price of $26,000. The second purchase plan authorized Oppenheimer Israel to purchase shares of TAT in the aggregate amount of up to $2 million (approximately NIS 7.8 million) over a period of six months and at a price not exceeding $9 per share. As of December 31, 2009, 253,390 ordinary shares were purchased, representing about 2.8% of the Company's share capital in consideration of approximately $2 million (an average of $7.90 per share). The purchased shares became dormant as defined in the Companies Law.

On December 4, 2009, TAT’s indirect subsidiary, Piedmont, acquired 5,766,667 Class B Common shares of FAvS representing 37% of FAvS's share capital on a diluted basis and $750,000 of FAvS Preferred Shares (entitling Piedmont to cash dividends at an annual rate of 12% payable quarterly or at the discretion of FAvS to PIK dividends payable in additional Preferred Shares at an annual rate of 15%).  In consideration for such shares, Piedmont transferred to FAvS its propeller and parts businesses and guaranteed for a period of up to two years up to $7 million of the bank debt incurred by FAvS to fund the transaction described in the next paragraph. FAvS is a provider of products and services for the global aviation industry and provides supply chain management services and maintenance and repair services for various wheels, brakes and starter/generators.

As part of the transaction described above, FAvS also acquired all the assets and liabilities of Kelly Aerospace Turbine Rotables ("KATR") for a cash consideration of $7 million.. KATR specializes in renovation and repair of landing gear, safety equipment and hydraulic and electrical components for corporate, regional and military aircraft.

FAvS' shares are quoted over the counter (OTC) at the NASDAQ stock market. FAvS' share value as of the closing date (December 4, 2009) and as of Decenber 31, 2009 was $0.89 and $0.75, respectively. TAT believes that the share value does not reflect the fair value of FAvS' share, because the extremely low trading volume in FAvS' shares does not reflect an active market. Therefore the fair value of FAvS was based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers. According to the appraisal, FAvS' fair value amounted to $22.549 million as of November 30, 2009. As a result of the sale of Piedmont’s propeller and spare parts businesses, TAT recorded a capital gain in the amount of approximately $4.4 million in its statement of income.

A.            Business Overview

Overview

TAT provides a variety of services and products to the commercial and military aerospace and defense industries and operates under three segments:  (i) OEM of Heat Transfer products (ii) OEM of Electric Motion Systems; and (iii) MRO services, each with the following characteristics.

TAT’s activities in the field of OEM of Heat Transfer products primarily relate to its Gedera facility and include (i) the design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) the manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the field of OEM of Electric Motion Systems primarily relate to its subsidiary, Bental, and include the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of Bental in August 2008.

TAT’s MRO services primarily relate to its subsidiary, Limco, and include the maintenance, repair and overhaul of heat transfer equipment and other aircraft components, APUs, and landing gear. Limco operates FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

As mentioned above under ‘History and Development of TAT’, Limco’s Parts services division, operated until December 4, 2009, when it was sold to FAvS.

FAvS, together with its subsidiaries, is one of the leading suppliers of aircraft parts and components to the aviation industry worldwide, and is a provider of third party logistics and inventory management services to the aerospace industry. FAvS distributes the products of over 150 parts and component manufacturers and suppliers. In addition, FAvS offers maintenance, repair and overhaul services through three Federal Aviation Administration authorized facilities. Customers of FAvS include passenger and cargo airlines, general aviation, and military operators.

OEM of Heat Transfer Products

TAT provides OEM of Heat Transfer products and services, primarily through its Gedera facility, to the aerospace and defense industries. The main OEM activity of Gedera is the manufacture of a complete line of heat transfer components, including heat exchangers, pre-coolers, oil coolers and cold plates, or heat transfer components. Heat transfer components facilitate the necessary removal and dissipation of heat generated during the operation of mechanical and electronic systems. Gedera’s heat transfer components are generally integrated into a complete cooling system. Using Gedera’s technological expertise, Gedera designs each of its heat transfer products to meet the specific space, power, performance and other needs of its customers. Gedera’s heat transfer components are marketed worldwide for applications in commercial and military aircraft and electronic systems, the primary users of such equipment. Gedera’s customers include Liebherr-Aerospace Toulouse S.A., or Liebherr, Boeing McDonnell Douglas Aerospace, or Boeing, Israel Aircraft Industries, or IAI, and Cessna Aircraft Company, or Cessna, Cirrus Aircraft Inc., or Cirrus, Pilatus Aircraft Ltd, or Pilatus, Embraer Empresa Brasileira de Aeronáutica S.A., or Embraer, as well as the United States Air Force and Navy. Such customers typically enter into supply contracts with Gedera pursuant to which Gedera manufactures specified heat transfer components in connection with the customers’ production or retrofitting of particular aircraft equipment. Such supply contracts are generally long term engagements that may have terms of ten years or more.

As part of its OEM activities, Gedera is also engaged in the design, development and manufacture of complete environmental control systems and cooling systems. This product line principally includes ground cooling systems (used in military facilities, tents, vehicles and other military applications) and Vaport Cycle air conditioning systems (or ECS — Environmental Cooling Systems) used in light aircrafts.

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

Gedera also provides limited MRO services for military and commercial customers, mainly for aviation accessories as well as for certain heat transfer components. Gedera currently overhauls emergency power systems, hydrazine tanks, jet fuel starters, and cooling turbines and valves for F-16's. In addition, Gedera overhauls anti-icing valves and starters for the Apache helicopter. Customers for Gedera’s MRO services include the Israeli Air Force, IAI, NATO, as well as the Untied States Air Force and Navy.

OEM of Electric Motion Systems

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

Maintenance, Repair and Overhaul (MRO) Services

Through its subsidiary, Limco, TAT also provides MRO services to the aerospace industry. Limco’s FAA certified repair stations provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. Limco specializes in MRO services for components of aircraft, such as heat transfer components, APUs, landing gear and pneumatic ducting. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft components typically require MRO services, including repairs and installation of replacement units, after three to five years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period. Limco’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Limco’s customers include major US domestic and international airlines, air cargo carriers, maintenance service centers, commercial and military aircraft manufacturers and defense contractors and the U.S. government (Army and Air forces). Such customers typically enter into MRO contracts with Limco which are generally long term engagements that may have terms of one to ten years or more.

Limco is licensed by leading OEMs of aerospace products to provide MRO services for their systems. For example, Limco is licensed by Hamilton Sundstrand, to provide MRO services for all of its air-to-air heat transfer products and by Honeywell to provide MRO services for three of its APU models. Limco’s repair stations are certified by the FAA and the European Aviation Safety Agency, or EASA. In addition to its MRO services, Limco also manufactures heat transfer equipment used in commercial, regional, business and military aircraft, complete environmental control systems and cooling systems for electronics.

Business Strategy

TAT’s principal strategy is as follows:

●
Enhancing OEM Capabilities — TAT, through Gedera and Bental, intends to capitalize on its technical expertise, experience and reputation in the markets of heat management solutions and electrical motion systems, to expand the scope of its OEM offerings both in the airborne and ground segments, for the commercial and defense industries. TAT also intends to transition from the manufacture of single components to the development and manufacture of complete systems.

●
Expand the scope of MRO services - TAT’s goal is to use its technical expertise, engineering resources and facilities to provide MRO services for additional types of aircraft and additional aircraft systems, subsystems and components and intends to develop the required technical expertise to provide these additional MRO services.

●
Increasing Market Share — TAT plans to continue its aggressive marketing efforts for new customers as well as to enhance its activities with its flagship customers. As part of TAT’s efforts to achieve greater penetration in the international markets, TAT intends to expand its marketing presence in Western Europe, which is TAT’s second largest market, and to substantially increase its presence in Asian and South American nations, which are fast growing markets where TAT has had limited sales to date.

●
Effective synergy among group members — TAT plans to enhance the synergies between its various businesses by, among other things, using Gedera’s OEM design capabilities to provide Limco enhanced capabilities to repair heat exchanger systems and components, enabling Limco to compete more effectively in the industry and by supplying to Limco heat exchanger components which should enable Limco to reduce prices on cores. In addition, TAT believes that its acquisition of Bental provides it significant growth potential and plans to capitalize on its affiliation with Bental by penetrating new markets such as the market for ground base systems and introducing technologically innovative products to its existing customers.

●
Organic growth and M&A — In addition to growing the existing businesses of Gedera, Limco and Bental, TAT also believes that additional acquisition opportunities exist that will complement its OEM and MRO businesses. TAT will continue to pursue targeted complementary business acquisitions which will broaden the scope and depth of its OEM and MRO operations and increase its market share.

Products and Services

OEM of Heat Transfer Products

Through its Gedera’s subsidiary, TAT manufactures a wide range of heat transfer components used in aircraft, air conditioning systems, complete environmental control systems and cooling systems for electronics for military uses. These parts are manufactured in compliance with all of the stringent quality assurance standards that apply to the manufacture of aircraft parts. Gedera’s quality systems comply with ISO 9001, AS9100, Boeing quality systems approval D6-82479 and FAR 21.303 (the FAA standard for Parts Manufacturer Approval).

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

Gedera provides one to all of the different types of heat transfer components in certain aircraft. Wide body planes generally require seven different types of heat transfer components, while regional aircraft and helicopters contain approximately three types. Gedera’s heat exchangers and precoolers are generally sold for between $1,000 and $20,000 per unit. A substantial portion of Gedera’s heat transfer components are sold to customers in connection with the original manufacture or retrofitting of particular aircraft equipment. Gedera generally enters into long-term supply contracts with its customers, which require Gedera to supply heat transfer components as part of a larger project.

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

Cooling and air-conditioning systems

Gedera is also engaged in the design, development and manufacture of complete environmental control systems and cooling systems. This product line includes ground cooling systems used in military facilities, tents, vehicles and other military applications. It also includes Vapor Cycle air conditioning systems (or ECS — Environmental Cooling Systems) used in light aircraft. Gedera offers mobile cooling and air conditioning solutions for military applications such as mobile command and control units, command and control vehicles, armored vehicles, mobile broadcast units, mobile hospitals, etc. In addition, Gedera offers air conditioning systems for light airplanes and helicopters, either as part of the development process of new aircraft or as an upgrade for existing aircraft. Gedera designs, develops and manufactures the air conditioning systems based on customer specifications, while providing a complete engineering solution in compliance with strict military and civil standards. Gedera’s systems are used for military applications in Israel and abroad and are tested under strict standards and in battle field proven conditions.

OEM of Electric Motion Systems

TAT conducts significant OEM operations in the area of Electric Motion System through its Bental subsidiary in Israel. Bental designs, develops and manufactures a wide range of innovative motion systems and other electro-mechanical solutions for the defense, aerospace and industrial markets. Bental’s primary product lines are electric motors, actuators and alternators, and include the following list of products: customized electrical motors, alternators, drivers, actuators, stabilized payload control systems, propulsion motors, starter generators, blowers, turret & gun control system motors and more. Such products are integrated into various platforms and applications such as turret & gun control systems and other systems of military ground vehicles, unmanned aerial vehicle (UAV’s), missiles, jet engines, cryo-coolers for thermal imaging systems, optical systems, rotational drives for large antennae pedestals, medical equipment, semi conductor industry process, testing and quality assurance equipment, large printing machines and diamond polishing spindles. Bental’s customers include IAI, Rafael, Raytheon, Elbit Systems, Pall Aeropower, Kodak (Creo), IBM, Galileo Avionica and others. Bental’s products are manufactured based on customer specifications, often with special performance requirements which are suited for extreme environmental conditions for military and commercial applications. Bental’s products are manufactured in compliance with ISO 9001-2000 and are subject to strict quality control and inspection procedures that are carried out through all steps of design and manufacture.

Electric Motors

Bental develops, designs and manufactures different types of electric motors for use in an array of motion systems which are designed to comply with special performance requirements and be suitable for extreme environmental conditions for military ground equipment and remote-piloted vehicle applications. Bental also develops, designs and manufactures electric motors for special uses for customers in the commercial segment. In addition, Bental provides maintenance and repair services for the equipment manufactured by it. Bental also imports mass produced motors in large quantities pursuant to special orders from its customers in Israel.

Actuators

Bental develops, designs and manufactures an array of actuators for unmanned aerial vehicles and remote-piloted vehicle and other aerospace applications, to comply with special performance requirements and extreme environmental conditions.

Bental’s Rotary Servo Actuator (RSA) systems are developed with tactical UAV manufacturers in mind. The RSA systems are high performance, low-weight compact servo actuators used for various aviation and UAV applications. The systems include motor, reduction gear, feedback sensor and electronic servo control & amplifier.

Alternators

Bental develops, designs and manufactures different types of alternators for automatic pilot and other military applications, to comply with special performance requirements and extreme environmental conditions.

The product line of brushless direct current alternators is based on rare earth magnet technology. The systems are capable of supplying very high power. The alternator product family is designed to serve aerospace and other defense applications. Bental’s systems are comprised of the alternator and Generator Control Unit (GCU).

Limco’s Maintenance, Repair and Overhaul (MRO) Services

MRO Services

The demand for MRO services is driven by the size and age of the aircraft fleet, aircraft utilization and regulations by the FAA and other governmental authorities.

Due to the increased maintenance costs of their aging fleets many carriers are seeking ways to reduce costs, minimize down-time, increase aircraft reliability and extend time between overhauls. One of the ways they are accomplishing these goals is through the outsourcing of more of their maintenance and support functions to reliable third parties. Limco also believes that commercial carriers who have made the decision to outsource their MRO requirements are searching for MRO service providers with a wide-range of service capabilities. These MRO service providers allow the carriers to concentrate their outsourcing of MRO services to a select group of third party providers. The global military aircraft fleet also presents similar opportunities for MRO service providers. Recent military operations around the world have significantly increased usage of the global military aircraft fleet and resulted in a higher rate of maintenance activity. Limco believes that an aging military fleet and the increased use of upgrade programs aimed at extending the useful life of aircraft will provide continued MRO growth opportunities.

Limco specializes in the repair and overhaul of heat transfer components, APUs, landing gear and pneumatic ducting. Heat transfer components are devices that efficiently transfer heat from one fluid to another or from hot air to colder air in various cooling systems and are essential components of an aircraft. These components include heat exchangers, oil coolers, pre-coolers, re-heaters, condensers, water separators and evaporators. APUs are relatively small, self-contained generators used to start jet engines, usually with compressed air, and to provide electricity, hydraulic pressure and air conditioning while an aircraft is on the ground. In many aircraft, an APU can also provide electrical power during in-flight emergency situations.

Limco is continually increasing its MRO capabilities based upon market need or customer request. Limco’s capabilities include components used in aircraft manufactured by the following aircraft manufacturers:

● Airbus	● Fairchild
● ATR	● Fokker
● Boeing	● General Dynamics
● Bombardier	● Gulfstream
● British Aerospace	● Lockheed Martin
● Cessna	● Raytheon
● Embraer	● SAAB
● Shorts

One of Limco’s operational strengths and competitive advantages is the close cooperation with TAT’s Gedera facility. Through Gedera’s core manufacturing capabilities and engineering expertise, Limco enjoys a constant supply source of cores of the highest quality necessary in order to performing its MRO services for Heat Exchangers. In addition Limco benefits from Gedera’s vary engineering capabilities relevant to Limco’s Heat Transfer services.

During 2009 Limco performed MRO services at its repair stations in Oklahoma and North Carolina, all of which are AS9001 certified and licensed by the FAA and EASA to provide MRO services. Limco’s Oklahoma facilities provided MRO services for heat transfer components and pneumatic air-handling ducting. Limco’s North Carolina facilities, which were recently ISO 9001 certified, provide MRO services for APUs and landing gear.

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

Limco specializes in providing fast and efficient quality repair and overhaul of pneumatic air-handling ducting that is used in airframes, air conditioning systems, anti-icing systems, APUs, engines and exhaust systems. Limco also specializes in providing MRO services for four APU models manufactured by Honeywell and in providing MRO services for landing gear for regional aircraft manufactured by Bombardier Canadair Regional Jet, ATR, British Aerospace Jet Stream and Bombardier Dash 8.

OEM Authorizations and Licenses

Limco believes that establishing and maintaining relationships with OEMs is an important factor in achieving sustainable success as an independent MRO service provider. OEMs grant participants in the overhaul and repair services market authorizations or licenses to perform repair and overhaul services on the equipment they manufacture. OEMs maintain tight controls in order to maintain high quality of service to their customers, and generally grant very few authorizations or licenses. Obtaining OEM authorizations requires sophisticated technological capabilities, experience-based industry knowledge and substantial capital investment. Limco believes that service providers that have received OEM authorizations and licenses gain a competitive advantage because they typically receive discounts on parts, technical information, OEM warranty support and use of the OEM name in marketing. Limco is an independent MRO service provider that is licensed by Hamilton Sundstrand, the largest heat transfer equipment manufacturer, for its air-to-air heat transfer equipment in North America and is also licensed by Honeywell, the largest manufacturer of APUs, for four of its APU models.

Each of the authorizations or licenses that Limco has with OEMs is in the form of a contractual arrangement. Some of these contracts require Limco to pay an authorization fee to the OEM and, in some cases, Limco is also required to pay annual authorization fees and royalties, or to fulfill other conditions set by the OEM. None of Limco’s material authorizations or licenses expires prior to 2011 except that its OEM licenses from Honeywell will expire in June 2014.

OEM Capabilities

In addition to its MRO services, Limco also acts as an OEM manufacturer of precision parts for the aircraft, electronics, industrial, government and commercial markets. Limco manufactures heat transfer components used in commercial, regional, business and military aircraft, air conditioning systems, complete environmental control systems and cooling systems for electronics. Limco currently offers approximately 80 OEM parts to the aerospace industry. These parts are manufactured in compliance with the stringent quality assurance standards that apply to the manufacture of aircraft parts such as Bell, L3, Vought Aircraft and Raytheon. Limco’s quality systems are ISO 9001 certified and Limco has both Boeing quality systems approval D6-82479 and FAR 21.303 (the FAA standard for Parts Manufacturer Approval).

Limco specializes in the design and manufacturing of highly efficient heat transfer components, which are designed to meet stringent constraints such as size, weight and applicable environmental conditions. These units include heat exchangers, oil coolers, pre-coolers, re-heaters, condensers, fuel heaters and evaporators.

Customers

General

TAT targets both the commercial and military markets. Our customers include commercial manufacturers of military equipment, commercial airlines, aircraft manufacturers, military forces, defense industries, and other manufacturers of electronic systems, aviation units and machinery in the U.S., Europe and Israel.

Major Customers

OEM Customers -

TAT provides, primarily through Gedera and Bental, OEM services worldwide to customers in the commercial, defense and industrial markets. TAT currently sells its OEM products and systems to approximately 200 commercial, military, aircraft manufacturers and defense contractors.

The development projects and purchasing processes of many of TAT’s OEM customers are lengthy and complex and accordingly, involve long term supply contracts with several of its material customers. These agreements provide for delivery schedules that are customized for the relevant product or service. With some of its customers, TAT enters into master purchase orders in which the anticipated supply quantities as well as the prices for the supplied products are determined for a certain period, and the actual purchase orders are fulfilled based on customer demands from time to time. In addition, TAT also enters into master agreements that determine supply quantities and prices for a set period, but under which the customer is not obligated to purchase any quantity of products.

MRO Customers –

TAT services approximately 600 MRO customers, primarily through Limco, including major US domestic and international airlines, air cargo carriers, maintenance service centers and the military. Limco’s aerospace OEM customers include over 30 commercial and military aircraft manufacturers and defense contractors and the U.S. government. Limco’s customers also include Boeing, Bell, Bombardier, L3, Vought Aircraft and Raytheon. Limco is not a party to any OEM manufacturing contracts, and acts solely upon orders received from Limco’s customers.

TAT has a large and diverse customer base and therefore, TAT believes that the termination by any one or more of its material customers of their relationship with TAT will not materially affect TAT’s results of operations. Due to the long term relationships of TAT with many of its customers, their relative financial stability and their high level of loyalty to TAT, TAT anticipates that the risk of customer terminations is low. TAT also makes significant efforts to penetrate new markets and to broaden their customer base in order, among other things, to reduce the risk of relying on a small number of customers.

Military Contracts

Sales to the U.S. and Israeli governments accounted for approximately 2.5% and 2.1% of TAT’s revenues for the year ended December 31, 2009, 5.0% and 0.6% of its revenues for the year ended December 31, 2008 and 4.4% and 1.1% of its revenues for the year ended December 31, 2007, respectively.

Many of TAT’s contracts are competitively bid and awarded on the basis of technical merit, personnel qualifications, experience and price. TAT also receives some contract awards involving special technical capabilities on a negotiated, noncompetitive basis due to TAT’s technical capabilities.

TAT provides products under government contracts that usually require performance over a period of several months to several years. Long-term contracts for the U.S. military may be conditioned upon continued availability of congressional appropriations. Variances between anticipated budget and congressional appropriations may result in a delay, reduction or termination of these contracts.

The vast majority of the governmental contracts to which TAT is party to are fixed-price contracts. Under these contracts TAT agrees to perform specific work for a fixed price and, accordingly, realizes the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. The allowable government contract costs and fees of TAT are subject to audit and may result in non-reimbursement of some contract costs and fees. While governments reserve the right to conduct further audits, audits conducted for periods through fiscal year 2009 have resulted in no material cost recovery disallowances for TAT.

The eligibility of TAT to perform under their government contracts require TAT to maintain adequate security measures. TAT have implemented security procedures that they believe adequately satisfies the requirements of their current government contracts.

Sales and Marketing

Gedera

Gedera derives its revenues mainly from sales to customers in the United States, Israel and Europe. The below table details Gedera’s geographic revenues for the years ended December 31, 2009 and 2008, before elimination of intercompany sales of $5.2 million and $5.9 million, respectively.

	Year Ended December 31,
	2009		2008
Geographic Region	Revenues In Thousands	Percentage	Revenues In Thousands	Percentage
	Unaudited		Unaudited
North America	$11,349	39.7%	$13,836	49.7%
Europe	5,438	19.0	5,241	18.8
Israel	9,707	33.9	7,607	27.3
Asia	-	-	1,173	4.2
Other	2,123	7.4	-	-
Total	$28,617	100%	$27,857	100%

Bental

Bental derives its revenues mainly from sales to customers in Israel. The below table details Bental’s geographic revenues for the years ended December 31, 2009 and 2008.

	Year Ended December 31,
	2009		2008*
Sources of Revenues	Revenues in Thousands	Percentage	Revenues In Thousands	Percentage
	Unaudited		Unaudited
North America	$969	8.6%	$273	0.8%
Europe	350	3.1	807	2.5
Israel	9,907	87.5	30,908	96.2
Other	95	0.8	164	0.5
Total	$11,321	100%	$32,152	100%

______________________

•
Bental’s results of operations were consolidated commencing August 2008, following which only $9,758 were included in TAT’s consolidated financial statements for year 2008; A significant portion of Bental’s 2008 revenues were generated from one customer. During 2009 revenues from this customer were significantly reduced.

Limco

Limco derives its revenues mainly from sales to customers in the US and Europe. The below table details Limco’s geographic revenues for the years ended December 31, 2009 and 2008, respectively.

	Year Ended December 31,
	2009		2008
Sources of Revenues	Revenues in Thousands	Percentage	Revenues In Thousands	Percentage
	Unaudited		Unaudited
North America	$34,043	70.4%	$49,448	69.1%
Europe	10,767	22.3	13,980	19.5
Israel	95	0.2	-	-
Asia	-	-	3,324	4.6
Other	3,435	7.1	4,813	6.8
Total	$48,340	100%	$71,565	100%

Gedera, Bental and Limco market their products and services through their respective marketing staffs and a worldwide network of independent representatives. Gedera’s, Bental’s and Limco’s representatives are strategically located near key customer sites in offices throughout the United States, Europe, the Middle East, Asia and South America. Their staff is in regular contact with engineering and procurement personnel and program managers of existing and target customers to identify new programs and needs for their products, obtain requests for quotations and identify new product opportunities. Gedera’s, Bental’s and Limco’s marketing activities also include advertising in technical publications which target heat transfer components and related markets, attending exhibitions, trade shows and professional conferences, organizing seminars and direct mailing of advertisements and technical brochures to current and potential customers and advertising in technical publications which target relevant products and related markets.

Backlog

On December 31, 2009, TAT had a backlog of approximately $47 million for products. TAT anticipates that approximately $35.5 million of such backlog will be delivered by December 31, 2010 and approximately $11.5 million will be delivered by December 31, 2011 and thereafter.

Product and Service Warranties

TAT provides warranties for its products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product. To date, TAT’s warranty costs have not been substantial. As of December 31, 2009, the combined warranty reserve for TAT was $401,000.

Competitive Environment

OEM of Heat Transfer Products -

The aerospace and defense OEM industries in general and specifically, the commercial and military markets, are characterized by intense competition and the need to constantly be in the forefront of technological innovations in order to be able to offer advanced and attractive products. Competition in these OEM markets is also based on price, quality and turn-around time. TAT estimates the size of Gedera’s market to be significant based on the scope of development projects and purchasing processes of the potential customers. TAT estimates that due to the high barriers to entry to the aerospace and defense OEM industries, which include the need for highly qualified and trained personnel, technologically advanced facilities and the need to obtain appropriate governmental approvals, there are a small number of competing suppliers in the markets in which it operates. The nature of the projects in the OEM industry, which are often time consuming and complex also require long term supplier relationships and customer loyalty in order to succeed.

Gedera’s competitors in the global OEM aerospace and defense industries can be divided into two main groups;

●
Complete system manufacturers that either independently or through subcontractors, manufacture components (such as heat exchangers) for the complete system they manufacture. These companies will compete with Gedera on projects where the components Gedera develops are part of the complete system (such as an aircraft air conditioning system), but it is unlikely that such companies will compete with Gedera in projects where there is a specific requirement for a stand-alone component.

●
Component manufacturers for which the manufacture of components (such as heat exchangers) is the main business (and which are normally placed in the “value chain” one level below the system manufacturers). These companies will usually not compete with Gedera on projects for complete products or systems in which their manufactured component constitutes a small part of the complete product or system, mainly due to their inability to move up the “value chain” from a component supplier to a whole system manufacturer. These companies are likely to compete in projects where there is a specific requirement for a stand alone aviation component (such as a heat exchanger) and in tenders by manufacturers of complete systems or products for sub-contractors.

The major competitors of Gedera in the area of OEM of Heat Transfer products include manufacturers in the U.S. such as Honeywell, Hughes-Treitler division of Ametek Inc., Lytron Inc., Kintex, Niagra Thermal, Hamilton Sundstrand, Stewart Werner South Wind Corp., United Aircraft Products and Triumph Thermal Systems, manufacturers based in Europe such as I.M.I. Marston Ltd., Dunlop Aerospace (including Serck Aviation) and manufacturers based in Asia such as Sumitomo Precision Products from Japan. Such competitors may enjoy competitive advantages over Gedera, such as:

●	The ability to adapt more quickly to changes in customer requirements and industry conditions or trends;

●	Greater access to capital;

●	Stronger relationships with customers and suppliers;

●	Better name recognition; and

●	Access to superior technology and marketing resources.

OEM of Electrical Motion Systems -

The market in which Bental operates is highly competitive and is characterized by large customers that are related to the defense and/or aerospace ministries in their countries. Bental’s market is also subject to strict import and export regulations and to the budgetary constraints imposed by the governments of such countries. Bental is required to constantly be at the forefront of technological innovations in order to be able to offer advanced innovative products to its customers. Bental’s operations require highly qualified and trained engineering, manufacturing, information and quality assurance personnel.

An analysis of the market participants in the global market of electric motion systems shows that it is comprised mainly of large companies that provide standard products and a small number of companies that provide special customized solutions. With respect to the markets outside Israel, the providers of the systems in which Bental’s products are integrated tend to prefer local manufacturers for the purchase of the components and therefore, the penetration of these markets requires product innovation. In the Israeli market, the competition is mainly against imported components. Bental’s major competitors in this segment are: for electric motors - Danaher Motion — Kollmorgen (USA), Artus Pacific Scientific (Europe), Moog Components Group (USA) Aveox (USA), Ametek (USA), ICPE (Europe); For actuators - Kearfott Corp. (USA), Moog Components Group (USA), Pegasus Actuators (Europe), M.T.C Ltd. (Israel); For Alternators - Sullivan Products (USA), Prestolite (USA), Sermat (Europe).

MRO Services -

The market for MRO services, in which Limco operates, is highly competitive. Competition in this market is based on quality, price, and the ability to provide a broad range of services and to perform repairs and overhauls rapidly. Limco’s primary MRO services competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers. For heat transfer component MRO services Limco’s major competitors are the LORI Heat Transfer Center of Honeywell and SECAN-Honeywell (France). For APU and Landing Gear MRO services Limco’s major competitors are Standard Aero Group Inc., Aerotech International Inc., Honeywell, Alameda Aerospace, JetSet Aerospace LLC, Messier-Dowty Aerospace (MD), AAR Corp., Hawker Pacific and APRO. For Limco’s OEM heat transfer equipment, its major competitors are other OEMs who manufacture heat transfer equipment, including the Hughes-Treitler division of Ametek Inc., Lytron Inc., Hamilton Sundstrand and Honeywell.

A number of Limco’s competitors have inherent competitive advantages. For example, Limco competes with the service divisions of large OEMs who in some cases have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. Limco also competes with the in-house service divisions of large commercial airlines and there is a strong incentive for an airline to fully utilize the services of its maintenance employees and facilities. Further, Limco’s competitors may have additional competitive advantages, such as:

●	The ability to adapt more quickly to changes in customer requirements and industry conditions or trends;

●	Greater access to capital;

●	Stronger relationships with customers and suppliers;

●	Better name recognition; and

●	Access to superior technology and marketing resources.

Competitive Strengths

We believe that TAT’s success can be attributed to several critical factors, including the following:

●	Active efforts to preserve its customer base in existing projects, while actively making efforts to broaden and increase its engagements with such clients.

●
Conducting marketing activities geared at penetrating new geographical markets and obtaining new customers, while taking advantage of the unique knowledge and expertise that Gedera, Bental and Limco gained in various areas.

●	Entering into additional related operating segments that will enable Gedera, Bental and Limco to fulfill its growth potential.

●
Providing its customers with the best value, including competitive prices, by tailoring service packages that combine the design and planning of an OEM component, the manufacture of such component, and the provision of maintenance services.

●	Extending MRO capabilities in order to establish a ‘one-stop-shop’ center for comprehensive MRO services for the types of aircraft Limco targets.

●
Enhancing its engineering capabilities in order to support customer needs related to new projects and in order to certify MRO services that differ from processes previously approved by the FAA or ESAA. This will allow to shorten the long and complex approval process, streamline the design and certification process and reduce costs.

●	Constant search for new technologies and manufacturing techniques in the heat exchanger segment.

●	Innovations and improvements geared at enhancing the quality and performance of Gedera’s, Bental’s and Limco’s existing products.

●	Cutting delivery times and reducing costs.

●	Entrepreneurship and innovation in the development of new products in an effort to become a market leader and to enter into long term platforms.

In addition, Bental provides TAT with the following additional unique competitive advantages:

●
Bental enhances TAT’s ability to penetrate new markets such as the commercial aerospace market in addition to the military market, and the market for ground base systems in addition to the aerospace market.

●	Bental’s entrepreneurial nature brings significant growth potential by introducing innovative and unique products such as stabilized payload systems.

Engineering and Manufacturing

As of December 31, 2009 TAT, employed 466 employees engaged in manufacturing, repair, and testing of products and in engineering (out of a total of 530 employees). TAT believes that its engineering staff provides it with the ability to support its customers with innovative and efficient products while maintaining short product development cycles, high quality design and competitive pricing.

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

Bental’s engineering staff has extensive knowledge and experience related to its electric motion systems. Most of Bental’s product lines have a designated project manager who is an experienced engineer and is in charge of all the activities in his area. The product manager interfaces with the customer, engineering department, manufacturing department and vendors, and is responsible for all aspects of the program including scheduling, adherence to specifications, customer support and reporting.

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

Research and Development

The technological developments in the markets in which Gedera, Bental and Limco operate increase the need to constantly examine the use of new materials and technology in an effort to improve both the physical characteristics of the products (size, weight), as well as their performance (optimal heat transfer, higher reliability and increased lifespan). TAT tries to attain such technological improvements in cooperation with its customers.

Source and Availability of Raw Materials and Spare Parts

Gedera, Bental and Limco acquire most of the components for the manufacture of their products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States. Certain of these suppliers are currently the sole source of one or more components upon which Gedera, Bental and Limco are dependent. Since many of Gedera’s,Bental’s and TAT’s purchases require long lead-times, a delay in the supply of an item can significantly delay the delivery of a product. Generally, Gedera, Bental and Limco have not experienced difficulty in obtaining timely deliveries of necessary components. The raw materials used in Gedera’s, Bental’s and Limco’s manufacturing programs are generally readily available metals and alloys. Gedera, Bental and Limco have not had any difficulty in obtaining such materials in the past and if they are unable to obtain these components when needed, Gedera, Bental and Limco would experience delays in manufacturing their products and their financial results could be adversely affected.

Gedera, Bental and Limco select their suppliers primarily based on their ability to ensure that their parts are serviceable and traceable to OEM-approved sources, their delivery performance and their ability to help reduce their total cost of procuring those parts. For quality control, cost and efficiency reasons, Gedera, Bental and Limco generally purchase supplies only from vendors with whom they have ongoing relationships or who their customers have previously approved.

Limco’s authorizations from OEMs often require that Limco purchase component parts that are needed for its MRO services from the OEM or its designated distributors. Limco has an agreement with Honeywell under which Honeywell has agreed to sell Limco certain parts at a discount for a period of five years, ending May 31, 2014.

When deemed essential, Gedera, Bental and Limco have been and are investing efforts in order to qualify second sources or have identified alternate sources for many of its parts needs.

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

Proprietary Rights

At the present time Gedera, Bental and Limco do not own any patents. Gedera, Bental and Limco rely on laws protecting trade secrets, and consider such items proprietary, but TAT believes that Gedera, Bental and Limco’s success depends less on the ownership of such proprietary rights than on their innovative skills, technical competence marketing and engineering abilities. Gedera, Bental and Limco have no existing material registered trademarks.

B.            Government Regulations

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

TAT’s operations are also subject to a variety of worker and community safety laws including the Occupational Safety and Health Act of 1970, known as OSHA, which mandates general requirements for safe workplaces for all US employees In addition, OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances. TAT believes that its operations are in material compliance with OSHA’s health and safety requirements.

TAT believes that it is in material compliance with US governmental regulations affecting the aerospace and defense industry.

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

Although TAT seeks to maintain its operations and facilities in compliance with applicable environmental laws, there can be no assurance that TAT has no violations, or that change in such laws, regulations or interpretations of such laws or in the nature of TAT’s operations will not require TAT to make significant additional expenditures to ensure compliance in the future. Currently, TAT does not believe that it will have to make material capital expenditures for its operations to comply with environmental laws or regulations, or to incur material costs for environmental remediation during the 2010 fiscal year.

TAT has received no material third party environmental claims relating to its facilities, and TAT believes that it has all material licenses and certifications that are required in the jurisdictions in which it operates.

C.            Organizational Structure

Isal Amlat is currently the beneficial owner of 53.7% of TAT’s outstanding shares, 10.06% of such shares are held directly by it and 43.63% of such shares are held directly by TAT’s parent company TAT Industries. Isal Amlat owns 79.3% of the outstanding shares of TAT Industries. Isal Amlat is 81.7% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange.

On January 1, 2008, TAT established a wholly-owned subsidiary under the laws of the State of California, TAT-GAL Inc., which acts as purchasing agent for TAT’s operations.

D.            Property, Plants and Equipment

The Gedera facility is located in Park Re’em near Gedera. The Park Re’em’s location houses TAT’s executive offices, research and development and manufacturing operations and includes a 344,000 square foot facility. The land of this facility is leased from the Israeli Government pursuant to a lease that expires in 2016 with respect to one plot (237,000 square feet) and 2020 with respect the other plot (107,000 square feet). 43,000 square feet of the facility was assigned, but not registered, to TAT by TAT Industries in connection with TAT’s acquisition of TAT Industries’ heat exchanger operations in December 1991. TAT leases the remaining 301,000 square feet of the facility from TAT Industries pursuant to an agreement TAT entered into in connection with the purchase of the operations relating to the manufacture of aviation accessories of TAT Industries in February 2000. The agreement is for a period of 24 years and 11 months. From 2000 to 2004, TAT paid TAT Industries annual rental fees of approximately $300,000 per year, with an additional incremental payment of 2% per year. The rental fee is subject to revaluation every fifth year. In 2005 the rental fee was reviewed by a real estate appraiser, and as a result was increased to $310,000 per year with an additional incremental payment of 2% per year. Total rental payment  TAT paid to TAT Industries during 2009 was $335,000. The rental fee will be subject to an increase in 2010. TAT is entitled to a one-time right of termination of the agreement after ten years.

The operations of Bental, are conducted in Kibbutz Marom-Golan. The Marom-Golan location includes a 54,000 square feet facility that houses Bental’s offices, research and development and manufacturing operations. Total rental payment Bental paid in 2009 was $55,000.

Limco owns and operates a 55,000 square feet manufacturing plant in Tulsa, Oklahoma which has historically supported both its OEM business and its aftermarket heat transfer component repair station. This facility also has housed Limco’s administration, engineering, quality control and support services. Limco also leases an additional 9,000 square feet repair station adjacent to its Tulsa manufacturing plant which has supported its heat transfer component and pneumatic ducting MRO services.

Limco leases approximately 56,000 square feet space for its facility in Kernersville, North Carolina. In 2009, the annual rental expense for this property was $69,000. The lease, which expires on November 1, 2011, provides for two renewal options, each for a five year term.

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

Overview

TAT provides a variety of services and products to the aerospace and defense industries under three operational segments: (i) OEM of Heat Transfer Products (ii) OEM of Electric Motion Systems; and (iii) MRO services.

TAT’s activities in the field of OEM of Heat Transfer products primarily relate to its Gedera facility and includes the (i) design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; and (ii) manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the field of OEM of Electric Motion Systems primarily relate to its subsidiary, Bental, and includes the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of Bental in August 2008.

TAT’s MRO services primarily relate to its subsidiary, Limco, and include the maintenance, repair and overhaul of heat transfer equipment and other aircraft components, APUs, and landing gear. Limco operates FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s Parts services division, operated as an operational segment until December 4, 2009, focused on inventory management and sale of APU parts, propellers and landing gear. On December 4, 2009, TAT sold its propellers MRO business parts sevices segment to FAvS (See “Item 4 – Information of the Company; History and development of TAT”).

TAT is reliant on the commercial and military aviation and defense industries. Any downturn in these industries could decrease demand for its services and products and negatively impact its financial condition. The commercial airline industry is cyclical and has historically been subject to fluctuations due to general economic and political conditions, such as fuel and labor costs, price competition, downturns in the global economy and national and international events.

TAT’s revenues from OEM operations generally have higher gross margins than from MRO services which generally have higher gross margins than parts services, where the historical gross margins are generally lower. Respectively, the manufacture of OEM products require higher level of expertise, associated labor and initial investments than does the provision of MRO services and of parts services.

TAT’s cost of revenues for OEM operations and MRO services consists of component and material costs, direct labor costs, shipping expenses, royalties, overhead related to manufacturing and depreciation of manufacturing equipment. TAT’s cost of revenues for parts services consisted primarily of the cost of the parts and shipping expenses. TAT’s gross margin is affected by the proportion of its revenues generated from each of its operational segments.

The principal factors that affect the operating income of TAT’s three segments in addition to their gross profit, is the amount TAT expends for selling and marketing expenses and general and administrative expenses. TAT believes that these operating expenses may increase in the future in accordance with its plans to grow the business of these segments.

TATs’ research and development expenses are related to new products and technologies, primarily within the OEM operations in Israel, and became relatively material during year 2009 and thereafter.

TAT’s selling and marketing expenses for all its operational segments decreased during past year, following a continuance growth during prior years due to TAT’s efforts to grow these business segments. TAT believes that its selling and marketing expenses may increase in the future in accordance with its plans to grow the business of these segments.

TAT’s general and administrative expenses have decreased during past year, following a continuance growth during prior years, primarily as a result of costs associated with recent M&A transactions (see further below) and the retirement of old management team. TAT believes that its general and administration expenses may increase in the future in accordance with its plans to grow the business of these segments.

In July 2005, Limco acquired Piedmont for approximately $20.2 million, which included $5.3 million in cash and the assumption of approximately $8.7 million of bank indebtedness and $5.6 million of other liabilities of Piedmont. The acquisition was accounted for using the purchase method of accounting as determined in the relevant accounting standards and accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition.

In July 2007, Limco completed an initial public offering of its shares of common stock. In connection with the initial public offering, Limco sold an aggregate amount of 4,205,000 shares of its common stock (including over allotment option shares) and TAT sold an aggregate amount of 855,000 shares of Limco’s common stock held by TAT (including over allotment option shares), at a price to the public of $11.00 per share. Net proceeds to Limco from the offering were approximately $41.5 million and net proceeds to TAT from the offering were approximately $8.7 million. As a result, TAT recognized a net capital gain of approximately $26.4 million net of taxes of $1.5 for the year ended December 31, 2007.

In July 2009, TAT acquired all of the publicly held shares of Limco (approximately 32% of Limco’s total shares). Under the terms of the merger agreement, Limco's stockholders received one half of an ordinary share of TAT for each share of Limco common stock they own. Following the merger, Limco became our wholly owned subsidiary. As a result of such merger, Limco again became a wholly-owned subsidiary of TAT.

On December 4, 2009, TAT’s indirect subsidiary, Piedmont, acquired 5,766,667 Class B Common shares of FAvS representing 37% of FAvS' share capital on a diluted basis and $750,000 of FAvS' Preferred Shares (entitling Piedmont to cash dividends at an annual rate of 12% payable quarterly or at the discretion of FAvS to PIK dividends payable in additional Preferred Shares at an annual rate of 15%).  In consideration for such shares, Piedmont transferred to FAvS its propeller and parts businesses and guaranteed for a period of up to two years up to $7 million of the bank debt incurred by FAvS to fund the transaction described in the next paragraph. FAvS is a provider of products and services for the global aviation industry and provides supply chain management services and maintenance and repair services for various wheels, brakes and starter/generators.

On December 4, 2009 and as part of the above mentioned transaction,  FAvS also acquired all the assets and liabilities of Kelly Aerospace Turbine Rotables ("KATR"). KATR specializes in renovation and repair of landing gear, safety equipment and hydraulic and electrical components for corporate, regional and military aircraft.

FAvS' shares are quoted over the counter (OTC) at the NASDAQ stock market. FAvS' share value as of the closing date (December 4, 2009) and as of Decenber 31, 2009, was $0.89 and $0.75, respectively. TAT believes that the share value does not reflect the fair value of FAvS share, because the extremely low trading volume in FAvS' shares does not reflect an active market. . Therefore the fair value of FAvS was based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers. According to the appraisal, FAvS' fair value amounted to $22.549 million as of November 30, 2009. As a result of the sale of Piedmont’s propeller and spare parts businesses, TAT recorded a capital gain in the amount of $4.4 million in its statement of income.

Sources of Revenues

TAT, directly and through its subsidiaries, provides a variety of services and products to the commercial and military aerospace and defense industries, such as the manufacture, maintenance and repair of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; other environmental control and cooling systems a variety of other electronic and mechanical aircraft accessories and a wide range of electric motion systems.

TAT specializes in the repair and overhaul of heat transfer components, APUs, landing gear and pneumatic ducting. TAT is licensed by Hamilton Sundstrand, a leading provider of aerospace products, to provide MRO services for all of its air-to-air heat transfer products, and by Honeywell, a leading manufacturer of aerospace products and aerospace services provider, to provide MRO services for three of their APU models. TAT’s repair stations are certified by the FAA and the EASA.

TAT’s Parts services division, operated until December 4, 2009, focused on inventory management and sale of APU parts, propellers and landing gear. On December 4, 2009, TAT sold its parts segment and its MRO propellers business to FAvS (See “Item 4 – Information of the Company; History and development of TAT”).

The following table reflects the geographic breakdown of TAT’s revenues for each of the three years ended December 31, 2009:

	Years Ended December 31,
	2009		2008		2007
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Sale of products
North America	$7,554	21.7%	$8,233	26.0%	$7,793	41.2%
Europe	5,788	16.7%	5,241	16.5%	3,593	19.0%
Israel	19,613	56.4	17,077	53.8%	7,369	38.9%
Asia	-	-	1,173	3.7	111	0.6
Other	1,796	5.2	-	-%	62	0.3%
Total	$34,751	100.00%	$31,724	100.00%	$18,928	100.00%

	Years Ended December 31,
	2009		2008		2007
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Services
North America	$34,043	70.4%	$49,239	68.8%	$48,761	69.9%
Europe	10,767	22.3	14,269	19.9%	14,891	21.3%
Israel	95	0.2	-	-%	14	-%
Asia	-	-	3,324	4.7	2,444	3.5%
Other	3,435	7.1	4,733	6.6%	3,666	5.3%
Total	$48,340	100.00%	$71,565	100.00%	$69,776	100.00%

TAT’s revenues from its four operational segments for the three years ended December 31, 2009 were as follows:

	Year Ended December 31,
	2009		2008		2007
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Revenues
MRO services	$42,283	50.9%	$54,276	52.5%	$49,392	55.7%
OEM of Heat Transfer products	28,617	34.4	27,857	27.1%	23,489	26%
Parts services *	6,057	7.3	17,289	16.7%	20,384	23%
OEM of Electric Motion Systems	11,321	13.6	9,758	9.4%	--	--
Eliminations	(5,187)	(6.2)	(5,891)	(5.7)%	(4,561)	(5.2)%
Total revenues	$83,091	100.00%	$103,289	100.00%	$88,704	100.00%
* Operated until December 4, 2009

Costs and Expenses

Cost of revenues TAT’s cost of revenues for OEM operations and MRO services consist of component and material costs, direct labor costs, royalties, shipping expenses, overhead related to manufacturing and depreciation of manufacturing equipment. TAT’s cost of revenues for parts services consisted primarily of the cost of the parts and shipping expenses.

TAT’s gross margin was affected by the proportion of TAT’s revenues generated from MRO services, OEM operations and parts services. TAT’s revenues from MRO services and OEM operations generally had higher gross margins than TAT’s parts services.

Selling and marketing expenses. Selling and marketing expenses consist primarily of commission payments, compensation and related expenses of TAT’s sales teams, attendance at trade shows, advertising expenses and related costs for facilities and equipment.

General and administrative expenses. General and administrative expenses consist of compensation and related expenses for executive, finance and administrative personnel, professional fees, other general corporate expenses and related costs for facilities and equipment.

Financial income (expense), net. Financial income (expense), net consists of income and interest expense. Interest expense relates to the interest paid to banks and changes in the rate of the NIS against the U.S. dollar.

Other income (expense). Other income / expense results from the hedging activities.

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

TAT’s management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of TAT’s consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the reported financial results include revenue recognition, inventory valuation, goodwill and intangible assets, income taxes, doubtful debts and fair value estimates as part of FAvS acquisition that was based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers.

Segments

As of December 4, 2009, following the sale of TAT’s parts segment and its MRO propellers business to FAvS as part of the transaction described under “Item 4 – Information of the Company; History and Development of TAT”, TAT began reporting its operations based on three operating segments.

TAT evaluates segment performance based on revenue and operating income.  The operating income reported in TAT's segments excludes corporate and other unallocated amounts.  Although such amounts are excluded from the business segment results, they are included in reported consolidated earnings.  Corporate and unallocated amounts include executive level expenses and certain expenses related to accounting and finance, human resources and information technology departments.

During year 2008 through December 4, 2009, TAT also operated a fourth segment – the Parts segment, that focused on sales of parts for APU's, propellers, landing gear and other aviation components.

The OEM of electrical motion systems segment was added with the consolidation of Bental, following its acquisition on August 18, 2008.

TAT’s activities in the area of OEM of Heat Transfer products primarily relate to its Gedera facility and include (i) the design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) the manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of OEM of Electric Motion Systems primarily relate to its subsidiary, Bental, and include the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of Bental in August 2008.

TAT’s MRO services primarily relate to its subsidiary, Limco, and include the maintenance, repair and overhaul of heat transfer equipment and other aircraft components, APUs, and landing gear. Limco operates FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

Revenue Recognition

TAT generates its revenues from the sale of products and systems (the OEM segments) and from providing MRO Services (remanufacture, repair and overhaul services and long-term service contracts) and, until December 4, 2009, parts services.

Revenues from the sale of products and services are recognized in accordance with ASC 605-10-S99 (formerly referred to as Staff Accounting Bulletin No. 104. “Revenue Recognition in Financial Statements” or “SAB No. 104”) when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of the resulting receivable is probable, the price is fixed or determinable and no significant obligation exists. TAT does not grant a right of return.

Revenues from product sales are recognized when product is shipped to the customer and title passes to the customer.

Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passes) to the customer. Management provides for losses, if expected for the remaining portion of such contracts. For the years ended December 31, 2009, 2008 and 2007, no losses have been recognized for such fixed price contracts.

Revenues from MRO services are recognized as services are performed, at the time when the customer-owned material is shipped back to the customer.

Revenue from maintenance contracts are accounted according to ASC 605-10-S99 (formerly referred to as FASB Technical Bulletin No. 90-1 (Amended), “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”). Accordingly, revenues from maintenance contracts are recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. TAT estimates the costs that are expected to be incurred based on its experience with the aggregate costs incurred and to be incurred on contracts of this nature. The cost incurred related to the maintenance contracts are not incurred on a straight-line basis, as the timing to provide the maintenance services is dependent on when parts under these contracts require maintenance, therefore TAT accrues revenue based on anticipated margins per contract as costs are incurred. These revenues are then compared to actual results and adjusted to either deferred revenue for results greater than historical estimates or expensed in those cases of performances less than historical estimates. These accounts are reviewed monthly and adjusted as needed based on cost structures.

Revenues from royalties from sales of products developed with TAT’s intellectual property, technology and technical assistance are recognized when the related sales are made.

Goodwill, Other Intangible Assets and Long-Lived Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The $5.3 million of goodwill in the balance sheet as of December 31, 2009, is a result of the following: $3.8 million is a result of the acquisition of Piedmont from July 2005, less the goodwill transferred to FAvS in December 2009, $0.4 million is a result of the acquisition of Limco during the 90’s and $1.1 million is a result of the acquisition of Bental in August 2008.

The identifiable intangible assets relating to the Piedmont acquisition, other than goodwill, included in the balance sheet are License for service center, Customer relationships and other intangible assets. The value TAT assigned to these intangible assets, using the income approach based on the present value of the cash flows attributable to each asset, was approximately $2.3 million. The amounts allocated to these intangible assets are being amortized on a straight-line basis over periods ranging from 3 to 10 years. The identifiable intangible assets relating to Bental, other than goodwill, included in the balance sheet are customer relationships and backlog. The value assigned to these intangible assets, using the income approach based on the present value of the cash flows attributable to each asset, was approximately $0.6 million. The amounts allocated to these intangible assets are being amortized on a straight-line basis over periods ranging from 0.4 to 5 years.

Valuation of Intangible Assets, Marketable Securities and Long-Lived Assets

In conjunction with acquisitions of assets, we allocate the purchase price based upon the relative fair values of the assets acquired and liabilities assumed. In connection with a business combination, amounts assigned to intangible assets are based upon fair value. We regularly assess whether indefinite life intangibles and goodwill have been impaired and will adjust the carrying values of these assets whenever events or changes in circumstances indicate that some or all of the carrying value of the assets may not be recoverable. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operating performances of our businesses and products. Future events could cause us to conclude that impairment indicators exist and that the carrying values of our intangible assets or goodwill are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations. No impairment losses relating to goodwill and indefinite life intangible assets have been recorded to date.

We evaluate the recoverability and measure the possible impairment of goodwill. The impairment test is a two-step process that begins with the estimation of the fair value of the reporting unit. The first step screens for potential impairment, and the second step measures the amount of the impairment, if any. Our estimate of fair value considers publicly available information regarding the market capitalization of the company, as well as (1) publicly available information regarding comparable publicly traded companies in the pharmaceutical industry, (2) the financial projections and future prospects of our business, including its growth opportunities and likely operational improvements, and (3) comparable sales prices, if available. As part of the first step to assess potential impairment, we compare, on an operating unit level, our estimate of fair value for such operating unit to the book value of the operating unit. If the book value of any of the operating units is greater than the estimate of its fair value, we would then proceed to the second step to measure the impairment, if any. The second step measures the amount of impairment by comparing the implied fair value of goodwill with its carrying value. Such implied fair value is determined by allocating the fair value of the operating unit to all of the assets and liabilities of that unit as if the operating unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the operating unit. The excess of the fair value of the operating unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the operating unit’s goodwill is greater than its implied fair value, an impairment loss will be recognized in the amount of the excess.

We have determined September 30, 2009 as the date of the annual impairment test for goodwill and other indefinite life intangible assets. Goodwill and intangibles impairment were also tested as of December 31, 2008 and 2007.

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

TAT accounts for income taxes in accordance with ASC 740-10 (formerly referred to as FASB SFAS No. 109 “Accounting for Income Taxes”). TAT uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carry forwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some portion of the deferred tax assets will not be realized. To the extent that TAT’s decisions and assumptions and historical reporting are determined not to be compliant with applicable tax laws TAT may be subject to adjustments in its reported income for tax purposes as well as interest and penalties.

In June 2006, FASB issued Interpretation ASC 740-10 (formerly referred to as FIN No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109” and its related FASB staff positions”). This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. We adopted ASC 740-10 effective January 1, 2007. ASC 740-10 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect our operating results.

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

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the average cost method. TAT’s policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires it to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time frames, valuation of existing inventory, as well as product lifecycle and product development plans. The business environment in which TAT operates, the wide range of products that TAT offers and the relatively short sales-cycles TAT experiences all contribute to the exercise of judgment relating to maintaining and writing-off of inventory levels. The estimates of future demand that TAT uses in the valuation of inventory are the basis for its revenue forecast, which is also consistent with its short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from non-moving items. Inventory management remains an area of management focus as TAT balances the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. TAT writes down obsolete or slow moving inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, market conditions and sale forecasts. If actual market conditions are less favorable than TAT anticipates, additional inventory write-downs may be required.

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

Marketable Securities

Marketable securities consist of available for sale securities, which are primarily debt securities in which TAT invested with the intention of holding until the maturity dates of such securities. If it is determined, based on valuations, that a decline in the fair value of any of the investments is not temporary, an impairment loss is recorded and included in the consolidated statements of income as financial expenses.

Key Indicators

TAT’s management evaluates its performance by focusing on its key performance indicators, which are revenues, sources of revenues, gross profit and operating income. These key performance indicators are primarily affected by the competitive landscape in which TAT operates and its ability to meet the challenges posed.

The following table presents, for the periods indicated, information concerning TAT’s results of operations:

	Year Ended December 31
	2009	2008	2007
	(Audited, in thousands)
Revenues
MRO services	$42,283	$54,276	$49,392
OEM Heat Transfer products	28,617	27,857	23,489
Parts services	6,057	17,289	20,384
OEM Electric Motion Systems	11,321	9,758	—
Eliminations	(5,187)	(5,891)	(4,561)
Total revenues	83,091	103,289	88,704
Cost of revenues
MRO services	37,900	43,664	35,205
OEM Heat Transfer products	19,809	21,058	17,891
Parts services	5,879	13,922	16,603
OEM Electric Motion System	8,021	7,845	—
Eliminations	(4,714)	(5,926)	(4,492)
Total cost of revenues	66,895	80,563	65,207
Research and development	680
Selling and marketing expenses	3,719	4,369	3,719
General and administrative expenses	14,979	12,407	10,995
Capital gain from sale of the propellers & parts businesses	(4,400)
Operating income	1,218	5,950	8,783
Financial income	149	1,174	701
Other income (expenses), net	-	(236)	26,478
Income before income taxes	1,367	6,888	35,962
Income taxes	(765)	1,795	3,212
Net income	2,100	*5,767	*32,750
Share in income (loss) of an associated companies	(32)	674	—
Net income attributable to non controlling interest	(347)	(1,499)	(771)
Net income attributable to TAT Technologies shareholders	$1,753	$4,268	$31,979
* Non-controlling interest reclassification

The following table presents, for the periods indicated, information concerning TAT’s results of operations as a percentage of revenues:

	Year Ended December 31,
	2009	2008	2007
Revenues
MRO services	51%	53%	56%
OEM Heat Transfer products	34	27	26
Parts services	7	17	23
OEM Electric Motion Systems	14	9	—
Eliminations	(6)	(6)	(5)
Total revenues	100	100	100
Cost of revenues
MRO services	46	42	40
OEM Heat Transfer products	23	20	20
Parts services	7	13	18
OEM Electric Motion Systems	10	9	—
Eliminations	(5)	(6)	(5)
Cost of revenues	81	78	73
Research and development	1
Selling and marketing expenses	4	4	4
General and administrative expenses	18	12	12
Capital gain from sale of the propellers & parts businesses	(5)
Operating income	1	6	10
Financial income	-	1	1
Other income (expenses), net	*	*	30
Income before income taxes	1	7	41
Income taxes	(1)	2	4
Share in income (loss) of an associated companies	*	1	—
Net income	2	6	37
Net income attributable to non controlling interest	(* )	(2)	(1)
Net income attributable to TAT Technologies shareholders	2%	4%	36%
________________________
* Less than one percent.

Year ended December 31, 2009 compared with the Year ended December 31, 2008

Revenues. Total revenues were $83.1 million for the year ended December 31, 2009 compared to $103.3 million for the year ended December 31, 2008, a decrease of 20%. This reflects (i) lower revenues in the MRO and Parts operations due to the weakness in the U.S aviation industry; and (ii) increased revenues in the OEM operations in Israel due to organic growth in the OEM of Heat Transfer products segment, as well as increased revenues in the OEM of Electric Motion Systems segment derived from the Company’s 70% controlled subsidiary, Bental, commencing August 18, 2008. The following revenue data for the operational segments does not reflect the elimination of inter-company transactions.

Revenues from MRO services. Revenues from MRO services decreased to $42.3 million for the year ended December 31, 2009, from $54.3 million for the year ended December 31, 2008, a decrease of 22.1%. The decrease in MRO services revenues in the year ended December 31, 2009, was primarily attributable to decreased sales to existing customers and, to a lesser degree, decreased sales to new customers.

Revenues from OEM of Heat Transfer products. Revenues from OEM of Heat Transfer products segment increased to $28.6 million for the year ended December 31, 2009 from $27.9 million for the year ended December 31, 2008, an increase of 2.5%. The increase in that segment’s revenues was attributable to increased sales both to existing and new customers.

Revenues from OEM of Electric Motion Systems. Revenues from OEM of Electric Motion Systems segment increased to $11.3 million for the year ended December 31, 2009, from $9.8 million for the year ended December 31, 2008, an increase of 15.3%. The increase was attributable to the consolidation of Bental operations commencing from August 18, 2008.

Revenues from parts services. On December 4, 2009, TAT sold its parts segment to FAvS (See “Item 4 – Information of the Company; History and development of TAT” and further below under General and Administrative Expenses). Revenues from parts services decreased to $6.1 million for the period ended December 4, 2009, from $17.3 million for the year ended December 31, 2008, a decrease of 64.7%. The decrease in parts services revenues was primarily attributable to weakness in the aviation industry which impacted directly the demand for parts services.

Cost of revenues. Cost of revenues were $66.9 million for the year ended December 31, 2009, compared to $80.6 million for the year ended December 31, 2008, a decrease of 17%. The decrease in cost of revenues was primarily attributable to the decreased revenues in the MRO, Parts services OEM of Heat Transfer products segments. Cost of revenues as a percentage of revenues was 80.5% in the year ended December 31, 2009, a slight increase compared to 78.0% in the year ended December 31, 2008, primarily as a result of product mix with lower margin products sold during the year ended December 31, 2009 in the MRO and Parts segments, as well as to additional costs in the MRO segment related to settlement of our Repair Center and Storefront agreements, off-set by product mix with higher margin products sold during the year ended December 31, 2009, in the OEM of Heat Transfer Products segment. All of the following cost of revenues’ data for the operational segments does not reflect the elimination of inter-company transactions.

Cost of revenues for MRO services. Cost of revenues for MRO services decreased to $37.9 million for the year ended December 31, 2009 from $43.7 million for the year ended December 31, 2008, a decrease of 13.3%, primarily as a result of decreased revenues. Cost of revenues as a percentage of revenues in this segment increased to 89.6% in the year ended December 31, 2009 from 80.5% for the year ended December 31, 2008, primarily as a result of (i) product mix with lower margins sold during year 2009; (ii) increased production costs in 2009; as well as to (iii) additional costs in this segment related to settlement of our Repair Center and Storefront agreements.

Cost of revenues for OEM of Heat Transfer products. Cost of revenues for OEM of Heat Transfer products decreased to $19.8 million for the year ended December 31, 2009, from $21.1 million for the year ended December 31, 2008, a decrease of 6.2%. While revenues increased compared to year 2008, this decrease in cost of revenues is primarily attributable to improved production processes. Cost of revenues as a percentage of revenues in this segment decreased to 69.2% in the year ended December 31, 2009, from 75.6% for the year ended December 31, 2008, primarily attributable to improved production processes resulting in higher margins.

Cost of revenues for OEM of Electric Motion Systems. Cost of revenues for OEM of Electric Motion Systems segment was $8 million for the year ended December 31, 2009, similar to $7.8 million for year 2008, and is attributable to the consolidation of Bental operations commencing from August 18, 2008. Cost of revenues as a percentage of revenues in this segment decreased to 71% in the year ended December 31, 2009, from 80.4% in the year ended December 31, 2008, primarily as a result of (i) product mix with higher margins sold during year 2009; and (ii) amortization of intangibles associated with Bental’s purchase price allocation during year 2008.

Cost of revenues for parts services. On December 4, 2009 TAT sold its parts segment to FAvS (See “Item 4 – Information of the Company; History and development of TAT” and further below under General and Administration Expenses). Cost of revenues for parts services decreased to $5.9 million for the period ended December 4, 2009, from $13.9 million for the year ended December 31, 2008, a decrease of 57.6%, primarily as a result of decreased parts services revenues. Cost of revenues as a percentage of revenues increased to 97.1% in the period ended December 4, 2009 from 80.8% for the year ended December 31, 2008, primarily as a result of the increased rate of fixed costs out of total production costs during 2009.

Research and development. Research and Development expenses were $0.7 million for the year ended December 31, 2009, and are related to new products and technologies within the OEM operations in Israel. Research and Development expenses as a percentage of revenues were 1% in the year ended December 31, 2009. TAT did not incur any material research and development expenses in the year ended December 31, 2008. TAT expects to continue to incur and record research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses decreased to $3.7 million for the year ended December 31, 2009, from $4.4 million for the year ended December 31, 2008. The 15% decrease in selling and marketing expenses was primarily attributable to more efficient operation whereby payroll expenses in Israel and the U.S. decreased. Selling and marketing expenses as a percentage of revenues were 4.5% for the year ended December 31, 2009, compared to 4.2% for the year ended December 31, 2008.

General and administrative expenses.  General and administrative expenses increased to $14.9 million for the year ended December 31, 2009, from $12.4 million for the year ended December 31, 2008. The 21% increase in general and administrative expenses was primarily attributable to a  $1.7 million one time expenses associated with the write off of a customer debt, a $0.8 million one time expense associated with the merger of a wholly-owned subsidiary of TAT and Limco mentioned above, a $0.6 million  relocation expenses (see below) and to increased expenses in the OEM operations as a result of the consolidation of Bental operations commencing August 18, 2008, off-set by one-time expense in 2008 associated with the retirement of certain management members which was not incurred during year 2009. General and administrative expenses as a percentage of revenues were 18% for the year ended December 31, 2009, compared to 12% for the year ended December 31, 2008.

On July 28, 2009 the Company determined not to go forward with the planned relocation of the operations of Limco’s Tulsa, Oklahoma based subsidiary to the location of Limco’s Piedmont, subsidiary in Kernersville, North Carolina. As a result, the Company incurred relocation expense of $0.6 million for the year ended December 31, 2009, compared to none during the year ended December 31, 2008. TAT does not expect to incur additional material costs related to this item.

Capital gain from sale of the propellers & parts businesses. TAT recorded a $4.4 million capital gain derived from FAvS transaction.

Operating income. Operating income decreased to $1.2 million for the year ended December 31, 2009, from $5.95 million for the year ended December 31, 2008, a decrease of 79.8%. The decrease in operating income reflects decreased gross and operational margins in the MRO and in the Parts services segments in 2009 compared to 2008; offset by increased gross and operational margins in the OEM operations due to improved margins in the OEM of Heat Transfer products segment, as well as operational income in the OEM of Electric Motion Systems segment derived from the company’s 70% controlled subsidiary, Bental commencing August 18, 2008.

Financial expenses. Financial expense for the year ended December 31, 2009, was $2.0 million, compared to $1.5 million for the year ended December 31, 2008. During 2009 financial expense primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel, as well as interest payments on long-term loans. During 2008 financial expense primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel.

Financial income. Financial income for the year ended December 31, 2009, was $2.1 million, compared to $2.7 million for the year ended December 31, 2008  and was primarily attributable to hedging activities related to exchange rates between the U.S. dollar and the Israeli Shekel and to interest received for short-term investments.

Other Income (expenses). TAT had no other income for the year ended December 31, 2009 compared to other expenses of $0.2 million for the year ended December 31, 2008. Other income for the year ended December 31, 2009 primarily resulted from a change in the fair value of unrealized forward transactions gains as of December 31, 2009.

Net income attributable to noncontrolling interest. TAT recognized net income attributable to noncontrolling interest of $0.3 million for the year ended December 31, 2009, compared with net income attributable to noncontrolling interest of $1.5 million for the year ended December 31, 2008.

Taxes. Total tax income for the year ended December 31, 2009, amounted to $0.8 million, compared to tax expense of $1.8 million for the year ended December 31, 2008. Tax income for the year ended December 31, 2009 is primarily attributable to reduction of income before tax in the U.S operations, and to an income tax benefit relating to prior years as a result of an approved enterprise certificate granted to Bental by the Israeli tax authorities in 2009  which resulted in the reduction of a previously recorded tax provision of approximately $1.6 million; off-set by statutory taxes for the OEM operations in Israel as well as deferred taxes related to capital gain in the U.S

Net income to controlling interest. For the year ended December 31, 2009, net income was $1.8 million, compared with net income of $4.3 million for the year ended December 31, 2008.

Year ended December 31, 2008 compared with year ended December 31, 2007

Revenues. Total revenues increased to $103.3 million for the year ended December 31, 2008 from $88.7 million for the year ended December 31, 2007, an increase of 16.4%. This increase was primarily due to significantly increased sales in the OEM operations and moderately increased MRO sales, off-set by decreased sales in Parts services. All of the following revenues’ data for the operational segments does not reflect the elimination of inter-company transactions.

Revenues from MRO services. Revenues from MRO services increased to $54.3 million for the year ended December 31, 2008 from $49.4 million for the year ended December 31, 2007, an increase of 9.9%. The increase in MRO services revenues in the year ended December 31, 2008 was primarily attributable to increased sales to existing customers and, to a lesser degree, to new customers.

Revenues from OEM of Heat Transfer products. Revenues from OEM of Heat Transfer products segment increased to $27.9 million for the year ended December 31, 2008 from $23.5 million for the year ended December 31, 2007, an increase of l8.7%. The increase in that segment’s revenues was primarily attributable to increased sales to new customers.

Revenues from OEM of Electric Motion Systems. Revenues from OEM of Electric Motion Systems segment were $9.8 million for the year ended December 31, 2008, and are attributable to the consolidation of Bental operations commencing from August 18, 2008. There were no revenues in this segment in previous years.

Revenues from parts services. Revenues from parts services decreased to $17.3 million for the year ended December 31, 2008 from $20.4 million for the year ended December 31, 2007, a decrease of 15.2%. The decrease in parts services revenues was primarily attributable to the very large one-time parts sale during 2007 to Viva Mexico for $2.7 million and a general decline in parts sales.

Cost of revenues. Cost of revenues increased to $80.6 million for the year ended December 31, 2008 from $65.2 million for the year ended December 31, 2007, an increase of 23.6%. The increase in cost of revenues was primarily attributable to the significant increased revenues in the OEM operations and the increase in MRO services revenues, off-set by a decrease in parts services revenues, resulting in decreased costs in that segment. Cost of revenues as a percentage of revenues after eliminating intercompany transactions increased to 78.0% in the year ended December 31, 2008 from 73.5% for the year ended December 31, 2007. All of the following cost of revenues’ data for the operational segments does not reflect the elimination of inter-company transactions.

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

Cost of revenues for OEM of Electric Motion Systems. Cost of revenues for OEM of Electric Motion Systems segment was $7.8 million for the year ended December 31, 2008, and is attributable to the consolidation of Bental operations commencing from August 18, 2008. Cost of revenues as a percentage of revenues in this segment was 80.5% in the year ended December 31, 2008. There were no costs in this segment in previous years.

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

General and administrative expenses. General and administrative expenses increased to $12.4 million for the year ended December 31, 2008 from $11.0 million for the year ended December 31, 2007, an increase of 12.8%. The increase in general and administrative expenses is primarily attributable to increased professional fees incurred by Limco as a result of it being a public company and one-time compensation charge of approximately $1.2 million arising from the retirement of certain managers. General and administrative expenses as a percentage of revenues slightly increased to 12.4% for the year ended December 31, 2008 from 12.0% for the year ended December 31, 2007.

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

Net income. In the year ended December 31, 2008, net income was $5.67 million, compared with net income of $32.7 million in the year ended December 31, 2007.

Quarterly Results of Operations

The following table presents the consolidated statements of operations data for each of the eight fiscal quarters ended December 31, 2009, in dollars and as a percentage of revenues. In the opinion of TAT’s management, this unaudited information has been prepared on the same basis as TAT’s audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the unaudited information for the quarters presented. The results of operations for any quarter are not necessarily indicative of results that TAT might achieve for any subsequent periods.

	Three months ended
	2009				2008
	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
	(unaudited, $ in thousands)
Revenues	$18,360	$18,756	$21,432	$24,543	$31,144	$26,702	$23,200	$22,243
Cost of revenues	16,661	14,521	17,607	18,106	25,191	20,684	18,266	16,422
Gross profit	1,699	4,235	3,825	6,437	5,953	6,018	4,934	5,821
Research and Development costs	183	125	207	165	-	-	-	-
Selling and marketing expenses	926	804	1,110	879	1,001	1,329	1,107	932
General and administrative expenses	5,784	3,368	2,884	2,943	3,608	3,085	2,807	2,907
Capital gain from sale of the propellers & parts businesses	(4,400)	-	-	-	-	-	-	-
Operating income (loss)	(794)	(62)	(376)	2,450	1,344	1,604	1,020	1,982
Financial income (expenses) net	196	87	161	(295)	318	207	359	290
Other income (expense), net	(271)	127	353	(209)	(236)	-	-	-
Income before income taxes	(869)	152	138	1,946	1,426	1,811	1,379	2,272
Income taxes	201	(1,582)	(125)	741	420	818	168	389
Share in income (loss) of an associated companies	(32)	-	-	-	-	240	434	—
Net income	(1,102)	1,734	237	1,205	1,006	1,233	1,645	1,883
Net income attributable to non controlling interest	84	(571)	287	(147)	(320)	(554)	(241)	(384)
Net income attributable to TAT Technologies Shareholders	$(1,018)	1,163	$550	$1,058	$686	679	$1,404	$1,499

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	90.7	77.4	82.2	73.8	80.9	77.5	78.7	73.7
Gross profit	9.3	22.6	17.8	26.2	19.1	22.5	21.3	26.3
Research and Development costs	1.0	0.7	1.0	0.7	-	-	-	-
Selling and marketing expenses	5.0	4.2	5.2	3.6	2.9	5.0	4.8	4.6
General and administrative expenses	31.6	18.0	13.4	11.9	11.8	11.6	12.1	12.7
Capital gain from sale of the propellers & parts businesses	(23.9)	-	-	-	-	-	-	-
Operating income (loss)	(4.4)	(0.3)	(1.8)	10.0	4.3	6.0	4.4	8.9
Financial income	4.2	1.1	3.0	2.1	3.3	1.4	3.2	2.3
Financial expenses	(3.6)	(0.6)	(2.2)	(3.3)	(2.3)	(0.6)	(1.7)	(0.8)
Other income (expense), net	(0.9)	0.6	1.6	(0.9)	(0.8)	0	0	0
Income before income taxes	(4.7)	0.8	0.6	7.9	4.6	6.8	5.9	10.2
Income taxes	1.1	(8.4)	(0.6)	3.0	1.3	3.1	0.7	1.7
Share in income (loss) of an associated companies	(0.2)	-	-	-	-	0.9	1.9	-
Net income	(6.0)	9.2	1.3	4.9	3.2	4.6	7.1	8.4
Net income attributable to non controlling interest	0.5	(3.0)	1.3	(0.6)	(1.0)	(2.1)	(1.0)	(1.7)
Net income attributable to TAT Technologies Shareholders	(5.5)%	6.2%	2.6%	4.3%	2.2%	2.5%	6.1%	6.7%

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

Seasonality

TAT believes that there is a seasonal trend in the MRO services sector. Many airlines decrease their maintenance requirements in the peak air travel summer months and increase their maintenance requirements in the winter months when air travel is not as great.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation (appreciation) of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate%	NIS appreciation (devaluation) to the US dollar rate%	Israeli inflation adjusted for appreciation (devaluation) %
2003	(1.9)	7.6	5.7
2004	1.2	1.6	2.8
2005	2.4	(6.8)	(4.4)
2006	(0.1)	8.2	8.1
2007	3.4	9.0	12.4
2008	3.8	1.1	4.9
2009	4.0	0.7	4.7

A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of its expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the U.S. dollar. This devaluation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the U.S. dollar. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked NIS assets and the U.S. dollar amounts of any unlinked NIS liabilities and expenses. During the years 2008 and 2009, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of TAT’s NIS expenses. Such trend was reversed during the first three months of 2010 since the U.S. dollar devaluated compared to the NIS.

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

Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2009 was 26% and will be further gradually reduced to 18% in 2016 and thereafter. However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise. Because TAT has elected to participate in the alternative package of tax benefits for its current approved enterprise and beneficiary enterprise under the Law for the Encouragement of Capital Investments, 1959, as amended, the income derived from those enterprises will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period. The tax benefits attributable to its current approved enterprise and beneficiary enterprise are scheduled to expire in phases between 2010 and 2017. Certain investment income derived by TAT from investments may not be regarded by the Israeli tax authorities as income from TAT’s approved and beneficiary enterprises and consequently may be taxed at the regular statutory rate in Israel.

Certain of TAT’s subsidiaries operate in and are subject to the tax laws of various other jurisdictions, primarily the United States. TAT’s U.S. subsidiaries are taxed based on federal and state tax laws. The effective tax of TAT’s U.S. subsidiaries was 38%, 41.5% and 35.6% in the years ended December 31, 2009, 2008 and 2007, respectively.

Recently Issued Accounting Standards

Effective June 15, 2009, the Company adopted ASC 855, "Subsequent Events", establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statement are issued or are available to be issued. The Company has evaluated all subsequent events through the date the financial statements were issued. The adoption of this ASC did not have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted, ASC 350-30 "Determination of the Useful Life of Intangible Assets"  that amends the factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350. ASC 350-30 requires a consistent approach between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of an asset under ASC 805. The ASC also requires enhanced disclosures when an intangible asset’s expected future cash flows are affected by an entity’s intent and/or ability to renew or extend the arrangement. The adoption of this ASC did not have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted ASC 805 "Business Combinations" . ASC 805 establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any Non controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination.

In December 2007, the FASB issued a new standard which established the accounting for and reporting of noncontrolling interests (NCIs) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability (as was previously the case); that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions, rather than as step acquisitions or gains or losses on purchases or sales; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. This standard also required changes to certain presentation and disclosure requirements. For TAT, the standard was effective beginning January 1, 2009. The provisions of the standard were applied to all NCIs prospectively, except for the presentation and disclosure requirements, which were applied retrospectively to all periods presented. As a result, upon adoption, TAT retroactively reclassified the “Minority interest in subsidiaries” balance previously included in the “Other liabilities” section of the consolidated balance sheet to a new component of equity with respect to NCIs in consolidated subsidiaries. The adoption also impacted certain captions previously used on the consolidated statement of income, largely identifying net income including NCI and net income attributable to TAT and with the connection with the merger with Limco-Piedmont see note 3(b)(2).

In April 2009, the FASB issued ASC 805-20 "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies". ASC 805-20 amends the provisions in ASC 805 for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. ASC 805-20 eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and provisions in SFAS No. 141 for acquired contingencies ASC 805-20 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of ASC 805-20 did not have a material effect on Company’s consolidated financial statements.

In November 2008, the FASB ratified Emerging Issues Task Force ("EITF") 08-6, “Equity Method Investment Accounting Considerations,” as codified in Accounting Standards Codification ("ASC") Topic 323. This guidance clarifies that the initial carrying value of an equity method investment should be recognized using a cost accumulation model and generally excludes contingent consideration. This guidance also clarifies that the equity method investment as a whole should be assessed for other-than-temporary impairment and that a separate impairment assessment of the underlying assets is not required. An equity method investor shall recognize its share of any impairment charge recorded by an investee and consider the effect, if any, of the impairment on the investor's basis difference in the assets giving rise to the investee's impairment charge. In addition, this guidance concludes that an equity method investor shall recognize gains or losses in earnings for the issuance of shares by the equity method investee, as if the investor had sold a proportionate share of its investment. This guidance is effective on a prospective basis in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The Company adopted this guidance commencing January 1, 2009. The adoption of this guidance did not have a material impact on the Company's Consolidated Financial Statements.

In January 2010, the FASB updated the “Fair Value Measurements Disclosures”. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to TAT, this will become effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. As applicable to the Company, the adoption of the new guidance will not have a material impact on its consolidated financial statements.

Consolidation of Variable Interest Entities - In June 2009, the FASB issued FAS 167, "Amendments to FASB Interpretation No. 46(R)", codified in ASC Topic 810, "Consolidation". The new guidance eliminates FASB Interpretation 46(R) (FIN 46(R))'s exceptions for consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. Furthermore, this guidance requires, inter alia, a company to assess the determination of the primary beneficiary of a VIE based on whether the company has the power to direct matters that most significantly impact the activities of the VIE, and the obligation to absorb losses or the right to receive benefits of the VIE. This guidance also requires additional disclosures regarding an entity's involvement in a variable interest entity. This guidance is effective for fiscal years beginning after November 15, 2009. Early application is prohibited. The Company does not expect the adoption of the standard to have a material impact on our financial condition or results of operations.

Liquidity and Capital Resources

In 2009, TAT received loans and utilized credit facilities from financial institutions, in the total amount of $3.8 million, primarily for the financing of the final stage of the acquisition of Bental’s shares and in order to increase working capital.

TAT had cash and cash equivalents and short-term deposits of $33.5 as of December 31, 2009 (including restricted cash in the amount of $5 million), as compared with cash and cash equivalents and short-term deposits of $46.2 million as of December 31, 2008 (including restricted cash on the amount of $1 million). The decrease in cash and cash equivalents in 2009 included, among others, the $7.5 million paid in dividends and $2 million used to repurchase the Company’s shares.

Capital expenditures for the years ended December 31, 2009, 2008 and 2007 were approximately $4.9 million, $3.5 million and $6.3 million, respectively. These capital expenditures were principally for the purchase of equipment for the OEM and MRO facilities. TAT funded these expenditures from cash flows from operations and also from financing activities, derived from the initial public offering of Limco in July 2007. TAT expects that capital expenditures for 2010 will decrease and will be primarily for expanded capabilities and capacity for OEM operations and MRO services. TAT expects that its available cash and cash equivalents and cash flow that will be generated from operations will be sufficient to enable it fund its capital expenditures.

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

Cash Flows

The following table summarizes TAT’s cash flows for the periods presented:

	Year Ended December 31,
	(in thousands)
	2009	2008	2007
Net cash provided by operating activities	$(79)	$1,692	$804
Net cash provided by (used in) investing activities	770	12,368	(24,719)
Net cash provided by (used in) financing activities	(8,912)	5,170	33,267
Effect of changes in exchange rate on cash and cash equivalents of foreign currency subsidiary company	(110)	(445)	—
Net increase (decrease) in cash and cash equivalents	(8,331)	18,785	9,352
Cash and cash equivalents at beginning of the year	33,899	15,114	5,762
Cash and cash equivalents at end of the year	$25,568	$33,899	$15,114

For the year ended December 31, 2009, net cash used in operating activities was approximately $0.1million compared to net cash provided by operating activities of $1.7 million and $0.8 million for the years ended December 31, 2008 and 2007, respectively. Net cash used in operating activities for the year ended December 31, 2009 was primarily attributable to net income of $1.75 million, and in addition to depreciation and amortization of $2.97 million, decrease in trade accounts receivables of $3.85 million, deferred income taxes of $1.7 million and a $1.6 million increase in provision for doubtful debts, which was primarily offset by a $4.4 million of profit from selling the propellers and parts business to FAvS, a $3.9 million decrease in trade accounts payables, $2.2 million increase in other accounts receivables and a $1.4 million decrease in other accounts payables.

Net cash provided by operating activities for the year ended December 31, 2008 was primarily attributable to net income of $5.7 million, and in addition to depreciation and amortization of $3.4 million and a $1.5 million increase in the minority shares of profit for the period, which was primarily offset by a $2.4 million increase in inventories, a $4.2 million increase in trade receivables, and a $0.9 million increase in other accounts receivables. The increase in trade receivables in 2008 resulted primarily from the increased revenues. The increase in inventories in 2008 resulted from purchases of inventories in relatively large quantities sufficient to support long term contracts, enabling TAT to enjoy relatively lower prices.

Net cash provided by investing activities was approximately $0.8 million and $12.4 million for the years ended December 31, 2009 and 2008, compared to net cash used in investing activities of approximately $24.8 million for the year ended December 31, 2007. Of the cash provided by investing activities in the year ended December 31, 2009 approximately $24.1 million were provided by proceeds received from selling short term investments, offset by $15.7 million used for the purchase of short term investments, $4.1 million of increased in restricted deposits, $2.8 million used for the purchase of property and equipment, primarily production equipments and building improvements and $2.1 million used for the purchase of intangible assets.

Of the cash provided by investing activities in the year ended December 31, 2008, approximately $26.4 million were provided by proceeds received by Limco from selling corporate and municipal bonds, offset by $9.3 million used for the purchase of short term investments and $3.6 million used for the purchase of property and equipment, primarily production equipments and building improvements.

Net cash used in financing activities was approximately $8.9 million for the year ended December 31, 2009 compared to net case provided by financing activities of approximately $5.2 million for the year ended December 31, 2008, and compared to net cash used in financing activities of approximately $33.3 million for the year ended December 31, 2007. In the year ended December 31, 2009, the net cash used was primarily attributable to the payment of dividend of $7.5 million, repurchase of Company’s shares of $2.0 million, purchase of shares in respect of put option to minority shareholders in a subsidiary of $2.2 million, which was primarily offset by proceeds from long term loans of $2.5 million and short term credit received from banks of $1.1 million.

In the year ended December 31, 2008, the net cash provided was primarily attributable to the receiving of a $5.0 million loan from financial institution, repayable in 3-5 years.

In the year ended December 31, 2007, the net cash provided was primarily attributable to the $41.2 million provided by the initial public offering of Limco in July 2007. In October 2007, TAT distributed a cash dividend of approximately $2.6 million, and in July 2007, TAT repaid all of its then outstanding long-term loans in the aggregate amount of $8.0 million.

A.            Research and Development, Patents and Licenses

Not applicable.

B.            Trend Information

Our revenues in the US in fiscal 2010 are expected to be impacted by the decline in the aerospace industry. Although we anticipate this trend to continue for the foreseeable future, we expect that as the aerospace industry recovers, our revenues will again trend upward.

In addition, following the completion of the FAvS transaction on December 4, 2009, pursuant to which we contributed our Parts and Propeller businesses to FAvS, our revenues are expected to be lower than in previous years.

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

D.            Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2009 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt obligations	$7,736,000	$373,000	$2,318,000	$5,045,000	$-
Operating lease obligations (1)	2,745,777	582,700	1,149,068	904,000	110,000
Purchasing commitments	6,418,000	5,665,000	753	--	--
Estimated long-term loan interest	1,053,000	331,000	304,000	304,000	--
Total	$17,952,777	$6,951,700	$3,771,821	$6,253,000	$110,000
_________________

(1)
Pursuant to the terms of the agreement we entered into with TAT Industries in 2000 to purchase its operations relating to the manufacture of aviation accessories, we rent from TAT Industries the real estate and buildings encompassing an area of approximately 302,000 square feet for a period of 24 years and eleven months.  In consideration we agreed to pay TAT Industries annual rental payments of approximately $335,000 for the year ended December 31, 2009 with an additional incremental payment of 2% per year.  Such rental rates are subject to revaluation every fifth year.

In addition, we have long-term liabilities for severance pay that are calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Employees are entitled to one month’s salary for each year of employment or a portion thereof.  As of December 31, 2009, our severance pay liability, net was $560,000.

Item 6.                 Directors, Senior Management and Employees

A.            Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Giora Inbar	55	Chairman of the Board of Directors
Shmuel Fledel	57	Chief Executive Officer
Avi Ortal	43	Chief Executive Officer of Limco-Piedmont
Shmuel Mendel	58	Chief Executive Officer of Bental
Yaron Shalem	37	Chief Financial Officer
Nathan Galili	54	Vice President Operations
Avi Shani	62	External Director **
Daniela Yaron-Zoller	42	Director **
Jan Loeb	51	Director
Ronen Yehezkel	39	Director
Yankale Shahar	48	Director * **

(*) Will be approved in the next annual shareholders meeting

(**) Member of the audit committee

Brigadier General (Res.) Giora Inbar was elected as the Chairman of TAT’s Board of Directors in January 2008. Brigadier General (Res.) Inbar currently serves as the chairman of the Board of Directors of Isal Amlat, TAT’s controlling shareholder, and as the chief executive officer of KMN Holdings Ltd. (“KMN”), the parent of Isal Amlat. Brigadier General (Res.) Inbar also serves as chairman of the Board of Directors of a number of companies in the KMN Group, including TAT’s parent company TAT Industries. Brigadier General (Res.) Inbar served in the Israel Defense Forces for 25 years retiring with the rank of Brigadier General in 1998. Brigadier General (Res.) Inbar holds a B.A. degree and an MBA degree in Business Administration from Haifa University and is also a graduate of the US Army War College.

Dr. Shmuel Fledel has served as TAT’s Chief Executive Officer since May 2008. Prior to joining TAT, between the years 2005 and 2008, Dr. Fledel served as Vice President, Maintenance and Engineering of El-AL Israel Airlines Ltd. From 1998 to 2005, Dr. Fledel served as the Chief Executive Officer of Cyclone Aviation Products Ltd., an Israeli company which serves as the Elbit Systems Group’s design and production center for metal and composite structural aircraft components and parts for leading aerospace companies and OEMs. From 1995 to 1998, Col (Res.). Dr. Fledel served as the Depot Commander of the Israeli Air Force. Dr. Fledel holds a Ph.D. and a MS. degree in Structural Dynamics, both from the University of Maryland, and a BS. degree in Aeronautical Engineering from the Technion - Israel Institute of Technology.

Dr. Avi Ortal has served as Limco-Piedmont’s Chief Executive Officer since September 2009. Prior to that, Dr. Ortal served as the CEO of KMN Capital Ltd., a subsidiary of KMN, and as a VP of KMN, since February 2008. From March 1999 to January 2008, Dr. Ortal was a partner in the law firm of Zellermayer, Pelossof & Co., Israel and prior to that an associate at the New York law firm Davis Polk & Wardell, as well as an Adjunct Lecturer (Mergers & Acquisitions) at the Duke University School of Law. Dr. Ortal holds an LL.B. degree from the College of Management, an L.L.M. degree and a S.J.D degree from Duke University School of Law.and an MBA degree from Northwestern University Kellogg Business School.

Shmulik Mandel has served as Bental's Chief Executive Officer since June 2006. Between the years 1998-2006, Mr. Mandel served as the Chairman of the Board of Bental. From 1995 to 1998 Mr. Mandel served as the director of economic affairs for the United Kibutzim Movement in Israel. From 1993 to 2006 Mr. Mandel served as Chairman of the Board of Director of different corporations, among them Atudot Pension Fund Ltd., Lehavot Production and Shield Ltd., Lordan Ltd. and The Investment Company of the Bank for Industrial Development. Mr. Mandel holds a B.S degree in Computer Sciences from the Technion.

Yaron Shalem has served as TAT’s Chief Financial Officer since August 2008. Prior to that, between the years 2006 and 2008 Mr. Shalem served as the CFO of OrganiTech USA Inc. — a provider of high-tech hydroponics factories. Prior to that, during years 2003-2005 Mr. Shalem served as the CFO of Arelnet Ltd. — a provider of IP based telecom switches. Before that Mr. Shalem was the CFO of CellPay Ltd, an Israeli start-up provider in the Mobile Payment arena. Mr. Shalem holds a B.A. in Economy & Accounting from Tel Aviv University and an EMBA from Bar-Ilan University.

Nathan Galili has served as TAT’s VP Operations since August 2008. Prior to that Mr. Galili served for many years at IAI (Israeli Aerospace Industries Ltd.). During 2007 he served at IAI as General Manager of the Boeing 787 program, and prior to that, during 1995-2006 as General Manager of the Ramta Division of IAI (dealing with development of Fast Attack Craft, Built to Print and Built to Spec of Aerostructure Components, armored vehicles, UGV’s etc.). During 1992-1994 Mr. Galili was the Deputy General manager of the Lahav Division of IAI, dealing with the design and upgrade of Fighter and Training Aircraft. Mr. Galili holds a B.S in Aeronautical Engineering from Technion Haifa and an MBA from Bar-Ilan University.

Avi Shani has served as an outside director (within the meaning of the Israeli Companies Law) since August 2008 and is a member of TAT’s Audit Committee. Mr. Shani is also serving as a director of Psagot Providence Funds and of Psagot Pensions Funds. From 2005 until 2008 Mr. Shani served as the CEO of TCM Mobile, a start up company, and prior to that, during years 2000 - 2004 he served as Executive Vice President Investments and Chief Economist of IDB Development, a leading Israeli holding company, in charge of new Investments. Mr. Shani holds a B.S degree in Economics and an MBA, both from Tel Aviv University.

Daniela Yaron-Zoller was elected as a director in January 2008. Ms. Yaron-Zoller currently serves as a director of the strategic customer division of NESS Technologies Ltd. Ms. Yaron-Zoller also serves as a member of the Board of Directors of several companies in the KMN Group. Ms. Yaron-Zoller holds a B.A. degree in Law from the University of Tel Aviv.

Jan Loeb was elected as a director by our Board of Directors in August 2009. Mr. Loeb has served as President of Leap Tide Capital Management, Inc., a capital investment firm, since 2007. From February 2005 through January 2007, he served as a portfolio manager of Amtrust Capital Management, Inc. From February 2004 through January 2005, Mr. Loeb was a Portfolio Manager for Chesapeake Partners, a capital investment firm. From January 2002 through December 2004, Mr. Loeb was a Managing Director of Jefferies & Company, Inc., an investment banking firm based in New York City. From 1994 through 2001, Mr. Loeb was a Managing Director of Dresdner Kleinwort and Wasserstein, Inc., an investment banking firm based in New York City, which was formerly known as Wasserstein Perella & Co., Inc. Mr. Loeb is also a director of American Pacific Corp and Pernix Therapeutics Holdings, Inc.  Mr. Loeb graduated from Baruch College – City University of New York with a baccalaureate in Finance and Investments.

Ronen Yehezkel (39) was elected as a director by our Board of Directors in June 2010. Mr. Yehezkel has served as the company treasurer of El Al Airlines Ltd., the national Israel airlines, from 2003 through 2006. From May 2008 through January 2010, Mr. Yehezkel served as the business development manager of KMN Holdings Ltd., the controlling shareholder of Isal Amlat ("KMN"). Since February 2010, he serves as the Chief Financial Officer of KMN and also serves as a member of the Board of Directors of several companies in the KMN Group. Mr. Yehezkel holds a B.A. degree in Economics and an MBA from the University of Tel Aviv.

Mr. Yacov Shahar (48) served as the Chief Financial Officer and Vice President of Elad Group, Canada, from 2004 until 2005, and prior to that, during years 1990-2004 he served as a customer relations manager in the business division at Bank Hapoalim. Mr. Shahar serves as the company treasurer of El Al Airlines Ltd., the national Israel airlines, since 2006. Mr. Shahar holds a B.A. degree in Economics and Mathematics from the Hebrew University of Jerusalem.

Compensation

The following table sets forth all the compensation TAT paid with respect to all of its directors and executive officers as a group for the year ended December 31, 2009.

	Salaries, fees, Commissions and bonuses	Other benefits
All directors and executive officers as a group (9 persons)	$1,730,000	$64,000

During the year ended December 31, 2009, TAT paid its directors, other than Messrs. Giora Inbar and Dr. Avraham Ortal (who received no compensation), the minimum amounts permitted by law to an outside director (within the meaning of the Israeli companies Law) which was: a per meeting attendance fee of NIS 2,300 (approximately $585), plus an annual fee of NIS 61,820 (approximately $15,720).

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

The Israeli Companies Law requires the board of directors of a public company to determine a minimum number of directors with ‘‘accounting and financial expertise.’’  Our board of directors determined, accordingly, that at least two directors must have ‘‘accounting and financial expertise,’’ as such term is defined by regulations promulgated under the Israeli Companies Law.

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

In addition, no person may serve as an outside director if the person’s position or other activities create, or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender.  A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

A person is qualified to serve as an outside director only if he or she has “accounting and financial expertise” or “professional qualifications,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  At least one of the outside directors must have “accounting and financial expertise.”  Each of our outside directors has “accounting and financial expertise.”

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

Our board of directors has determined that our External directors qualify as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ and as outside directors under the Israeli Companies Law requirements.  Our board of directors has further determined that Ms. Daniela Yaron-Zoller qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.

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

Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members.  Our Board of Directors has determined that each member of our audit committee qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.  The audit committee meets at least once each quarter.

Internal Audit

The Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee.  The role of the internal auditor is to examine, among other things, the compliance of the Company’s conduct with applicable law and orderly business practice.  The internal auditor must meet certain statutory requirements of independence. Mr. Doron Cohen has served as our internal auditor since December 24, 2008.

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

●	Breach of his or her duty of care to the company or to another person;

●
Breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests; and

●	Monetary liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

●	Monetary liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

●
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

●
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

●
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

●	Retroactively indemnify an office holder of the company.

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

●
Breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

●	Breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

●	Any act or omission committed with intent to derive an unlawful personal gain; and

●	Any fine or forfeiture imposed on the office holder.

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

On February 8, 2009, following the approval by our board of directors and audit committee, our shareholders approved the purchase of a tail (runoff) policy insuring the directors and officers of our company in office prior to the acquisition of the control by Isal Amlat, as part of Isal Amlat’s obligations under the purchase agreement.  The resolution to obtain such policy was adopted by a super majority vote, as required for the approval of transactions with related parties under Israeli law.  The policy will be in effect for 7 years, until January 1, 2015.  The coverage limit under such policy is 10 million dollars and the premium for such policy is 115,000 dollars for the term of the policy.

Following our acquisition of the shares of Limco held by the public in July 2009 we purchased a tail policy insuring the former directors and officers of Limco.  The coverage limit under the policy is $25 million and the premium for such policy is $190,000 dollars for the term of the policy.

On March 14, 2010, our board of directors and audit committee approved the purchase of a directors and officers insurance policy for the directors and officers of our company and its subsidiaries, Limco and Bental, and its controlling shareholder TAT Industries. The coverage limit under the policy is 25 million dollars and the premium for the insurance term (one year) is 135,000 dollars.

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Marketplace Rule 5615(c)(2), or Rule 5615(c)(2), because KMN beneficially owns more than 50% of our voting shares.

Under Rule 5615(c)(2), a controlled company is exempt from the following requirements of NASDAQ Marketplace Rules 5605(b)(1), 5605(d) and 5605(e) that would otherwise require that:

●	The majority of the company’s board of directors qualifies as independent directors, as defined under NASDAQ Marketplace Rules.

●
The compensation of the chief financial officer and all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors.

●
Director nominees must either be selected or recommended for the board of directors, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors.

We intend to continue to rely on these exemptions provided under Rule 5615(c)(2).

C.            Employees

As of December 31, 2009, we and our subsidiaries employed 530 employees, of whom 410 were employed in manufacturing and quality control, 56 were employed in engineering and research and development and 64 were employed in administration, sales and marketing.  Of such employees, 303 were located in Israel and 227were employed by Limco-Piedmont and located in the United States.

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

D.            Share Ownership

Beneficial Ownership of Executive Officers and Directors

Except as set forth in item 7A below, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

Stock Option Plans

On August 14, 2008, TAT’s Board of Directors approved the grant to TAT’s CEO of options to purchase 65,477 ordinary shares of TAT which represented 1% of the then outstanding share capital on a fully diluted basis. The options are exercisable in 3 equal portions vested after 2, 3 and 4 years commencing on May 19, 2008 and have an exercise price of $6.15 per share. The fair value of the options was calculated based on Black & Scholes model and is $191,000. Compensation expenses attributable to outstanding stock options were $63 and $47 for the years ended December 31, 2009 and 2008.

On May 12, 2010 TAT’s board of directors approved, subject to stockholders approval at the annual meeting, a new stock option plan covering s an aggregate of 280,000 ordinary shares. As of the date hereof, no options have been granted under the new plan.

Item 7.                   Major Shareholders and Related Party Transactions

A.            Major Shareholders

Isal Amlat, a Tel Aviv Stock Exchange publicly traded company, organized under the laws of the State of Israel, is the beneficial holder of 53.7% of TAT’s outstanding shares (4,732,351 shares), of which 10.06% (886,443 shares) are held directly by it and 43.6% (3,845,908 shares) are held directly by TAT’s parent company TAT Industries. TAT Industries is 79.33% controlled by Isal Amlat. Isal Amlat is 81.65% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange, which is 60.2% controlled by Ron Elroy. Leap-Tide Capital Management Inc., which is controlled by Mr. Jan Loeb, a member of our board of directors, is the beneficial holder of 5.9% of TAT’s ordinary shares (522,607 shares). No other shareholder of TAT beneficially owns 5% or more of TAT’s ordinary shares

The following table sets forth certain information as of June 28, 2010, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Isal Amlat Investments (1993) Ltd. (3)	4,732,351	53.7%
TAT Industries (4)	3,845,908	43.6%
Leap-Tide Capital Management Inc.,	522,607	5.9%
________________________
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

(2)	The percentages shown are based on 8,815,003 ordinary shares issued and outstanding as of June 28, 2010 (net of 258,040 dormant shares).

(3)
Includes 886,443 ordinary shares held directly by Isal Amlat and 3,845,908 ordinary shares held directly by TAT Industries, which is 79.33% controlled by Isal Amlat.  As such, Isal Amlat may be deemed to be the beneficial owner of the aggregate 4,632,351 ordinary shares held directly by itself and TAT Industries.  Isal Amlat is 81.65% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock, which is 60.2% controlled by Ron Elroy.

(4)
TAT Industries is 79.33% controlled by Isal Amlat.  As such, Isal Amlat may be deemed to be the beneficial owner of the aggregate 3,845,908 ordinary shares held directly by TAT Industries.  Isal Amlat is 81.65% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock, which is 60.2% controlled by Ron Elroy.

Significant Changes in the Ownership of Major Shareholders

On December 19, 2007, Isal Amlat Industries (1994) Ltd. ("Isal Industries") purchased the controlling interests in TAT and in TAT Industries, TAT’s controlling shareholder, by purchasing from Mr. Shlomo Ostersetzer, the former Chairman of TAT’s Board of Directors and TAT’s former President, Mr. Dov Zeelim, the former Vice Chairman of TAT’s Board of Directors and TAT’s former Chief Executive Officer, and FIMI Opportunity Fund, or FIMI, 10% of TAT's then outstanding ordinary shares for consideration of NIS 50.4M, and 54% of TAT Industries' then outstanding ordinary shares for consideration of NIS 105.3M.

The agreement between Isal Amlat and Mr. Zeelim, as amended on Janurary 31, 2008, provided Isal Amlat with additional shares in TAT Industries purchased from Mr. Zeelim.

Pursuant to an agreement between Isal Amlat and Mr. Zeelim entered into in May 2008 in connection with Mr. Zeelim’s resignation from the office of Chief Executive Officer of TAT, Mr. Zeelim exercised his put option on June 12, 2008 and 4.17% of TAT Industries' then outstanding ordinary shares were purchased by Isal Amlat.

On July 17, 2008 Isal Amlat and FIMI amended the terms of their agreement. Accordingly, 141,443 of TAT’s ordinary shares constituting then 2% of TAT's outstanding shares were purchased by Isal Amlat in December 2008 at a price per share of $19.343 and the remaining 100,000 of TAT’s ordinary shares constituting then 1.1% of TAT's outstanding shares were purchased by Isal Amlat in November 2009 for a total consideration of USD 2 M.

In March 2008 and in September 2008, the board of directors of our parent company, TAT Industries, authorized the purchase by TAT Industries of up to NIS 20 million (approximately $5.8 million) and NIS 10 million (approximately $2.9 million), respectively, of our ordinary shares.  TAT Industries purchased ordinary shares of our company for an aggregate purchase price of 6.5 million dollars under such purchase plans.

On March 11, 2009 and on August 13, 2009, TAT’s board of directors authorized its management to engage Oppenheimer Israel Investment House for the blind trust purchase of TAT’s shares under rule 10b5-1 of the Securities Exchange Act of 1934. The first purchase plan, which was discontinued on March 26, 2009, resulted on the purchase of 4,650 shares for a cumulative amount of $ 26 thousand. The second purchase plan included licensing Oppenheimer Israel to purchase shares of TAT on a foreign stock exchange in an aggregate amount of up to $2 million (approximately NIS 7.8 million) for a period of six months and at a price not exceeding $9 per share. As of December 31, 2009, 253,390 shares were purchased, representing about 2.8% of the Company's share capital in consideration of approximately $2 million (an average of $7.90 per share). The purchased shares became dormant as defined in the Companies Law.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of June 28, 2010, there were 48 holders of record of our ordinary shares, of which 39 record holders holding less than 1.0% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 70% of our outstanding ordinary shares as of such date.

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

In addition, pursuant to the terms of the agreement, TAT entered into a lease agreement, pursuant to which TAT leased from TAT Industries, effective as of January 1, 2000, an area of approximately 344,000 square feet, including 90,000 square feet of manufacturing, office and storage space, for a period of 24 years and eleven months. In consideration for the lease agreement, TAT agreed to pay TAT Industries annual rental fee of $300,000, with an additional incremental payment of 2% per year, such rental fee is subject to revaluation every fifth year. In 2005, the rental fee was revaluated by a real estate appraiser, and as a result the base fee was increased to $310,000 per year with an additional incremental payment of 2% per year. The rental fee will be revaluated in 2010.

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

Other Transactions

TAT has commercial relationships in the ordinary course of business, with certain companies that are controlled by KMN Holdings, TAT’s indirect controlling shareholder: KMN Trades and Metals, Ika Laboratories Ltd., Alexandrovitzh Ltd. and Hagail Industries Ltd. During fiscal year 2009, TAT purchased from such companies raw materials and services in an aggregate amount of $790, all in arms length transactions. The total volume of these transactions is considered as immaterial and did not exceed 1% of the Company’s over whole operations.

Other Relationships

Dr. Shmuel Fledel, TAT’s Chief Executive Officer and Mr. Yaron Shalem, TAT’s Chief Financial Officer, also serve in the same positions in TAT Industries.

Dr. Avraham Ortel, the Chief Executive Officer of Limco also serves as the Chief Executive Officer of KMN Capital Limited, a subsidiary of KMN Holdings Ltd.

Dr. Shmuel Fledel, TAT’s Chief Executive Officer and Dr. Avraham Ortel, the Chief Executive Officer of Limco, also serve as directors of FAvS.

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

Item 9.                   The Offer and Listing

A.           Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low sales prices of our ordinary shares on the NASDAQ Capital Market and the TASE:

	NASDAQ Capital Market(1)		Tel Aviv Stock Exchange
	High	Low	High	Low
Fiscal Year Ended December 31, 2004	9.80	6.21	—	—
Fiscal Year Ended December 31, 2005	9.35	5.25	NIS 35.50	NIS 29.70
Fiscal Year Ended December 31, 2006	19.52	5.92	82.10	30.25
Fiscal Year Ended December 31, 2007	28.18	11.37	116.70	47.68
Fiscal Year Ended December 31, 2008	12.24	3.62	53.00	15.52
Fiscal Year Ended December 31, 2009	9.13	3.95	33.90	16.53

(1) On June 24, 2009 TAT’s ordinary shares began trading on the NASDAQ Global Market.

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low sales prices of our ordinary shares on the NASDAQ Capital Market and the TASE:

	NASDAQ Capital Market(1)		Tel Aviv Stock Exchange
	High	Low	High	Low
2008
First Quarter	12.24	6.61	NIS 53.00	NIS 26.01
Second Quarter	8.60	4.95	34.94	17.71
Third Quarter	7.37	4.76	27.75	17.08
Fourth Quarter	7.01	3.62	27.50	15.52

2009
First Quarter	5.85	3.95	NIS 25.31	NIS 16.53
Second Quarter	7.64	4.74	30.98	20.97
Third Quarter	7.94	5.55	30.79	22.32
Fourth Quarter	9.13	7.32	33.90	28.15

2010
First Quarter	9.94	7.82	NIS 37.36	NIS 29.71

(1) On June 24, 2009 TAT’s ordinary shares began trading on the NASDAQ Global Market.

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low sales prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
December 2009	8.95	8.32	NIS 33.9	NIS 32.0
January 2010	9.46	8.41	33.98	31.95
February 2010	9.94	8.35	36.9	31.75
March 2010	9.92	7.82	37.36	29.71
April 2010	8.19	7.50	30.54	28.49
May 2010	7.15	5.50	28.96	23.15

B.            Plan of Distribution

Not applicable.

C.            Markets

Our ordinary shares are traded on the NASDAQ Global Market under the symbol “TATT”.  On August 16, 2005, we listed our shares for trade on the TASE as a dual listed company.

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

Disclosure of Shareholders Ownership

The Israeli Securities Law, 5728-1968 and regulations promulgated there under contain various provisions regarding the ownership threshold above which shareholders must disclose their share ownership.  However, these provisions do not apply to companies, such as ours, whose shares are publicly traded in Israel as well on the NASDAQ Capital Market.  We are required pursuant to the Israeli Securities Law and the regulations promulgated thereunder to submit to the Israeli Companies Registrar, the Israeli Securities Authority and the TASE, among other things, all information that we receive from our shareholders regarding their shareholdings in our company, provided that such information was published or is required to be published under applicable foreign law.

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

C.            Material Contracts

On August 18, 2008, following a series of transactions explained below, TAT acquired 70% control in Bental:

On March 27, 2008, TAT entered into an agreement with Bental Investments Cooperative Agricultural Society Ltd., (“Bental Investments”), to purchase from it 27% of the outstanding shares of Bental, together with a call and put option for another 18% of the outstanding shares of Bental held by Bental Investments. The call option was for a period of four years commencing January 1, 2009 for an exercise price $2,250,000, and the put option was for a period of two years commencing January 1, 2011 for $2,138,000 (both subject to certain exchange rate adjustments). The exercise prices carried interest of 2% per annum.

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

On August 18, 2008, following the approval of the shareholders meeting of TAT Industries (our parent company), TAT acquired an additional 15% shareholding in Bental from TAT Industries for a cash consideration of $1,893,000.

On March 30, 2009, the call option mentioned above was exercised for $2.34 million.

The acquisition of Bental shares was financed by loans in a total amount of $6.25 million received from Bank Mizrahi and TAT’s internal resources.

The agreement with Bental Investment provides for the payment of additional consideration by TAT, in the event that during the three year period following the closing of the transaction TAT consummates an “exit,” as such term is defined in the agreement.  The consideration for the shares and call option shares (if purchased) is equal to a certain percentage of the difference between the price per share that TAT paid for such shares and the price per share paid in the exit transaction (30% if the exit is within one year of the closing, 20% if the exit is within two years of the closing and 10% if the exit is within three years of the closing).

On April 3, 2009 we entered into an Agreement and Plan of Merger with Limco and LIMC Acquisition Company, a Delaware corporation and our wholly-owned subsidiary, pursuant to which we acquired on July 2, 2009, all of the publicly held shares of common stock of Limco pursuant to a stock for stock merger. Under the terms of the merger agreement, Limco's stockholders received one half of an ordinary share of TAT for each share of Limco common stock they own. Following the merger, Limco became our wholly owned subsidiary.

On July 3, 2009, Limco signed an agreement settling a commercial dispute with one of its suppliers. According to the agreement signed between the parties, Limco will serve as the supplier's licensed service center for performing repairs, renovation and servicing of aircraft components for a period of five years ending on May 31, 2014, in return for $3,600. Prior to signing the agreement, Limco engagement with said supplier was based on older agreements which were to end on May 31, 2011 and July 31, 2010. Following an outside valuation, Limco carried an amount of approximately $1,550 as an expense for settling the dispute and the balance was carried as an intangible asset in the TAT’s books and is amortized over the remaining contractual period.

Pursuant to a Stock Purchase Agreement dated November 9, 2009 with FAvS, Piedmont acquired on December 4, 2009 5,766,667 newly issued shares of Class B Common Stock of FAvS representing 37% of the common equity of FAvS and $750,000 of newly issued shares of Class A Preferred Stock of FAvS (with quarterly dividends at the rate of 12% per annum if paid in cash and 15% per annum if paid in additional shares of Series A Preferred Stock) in exchange for Piedmont’s wholly-owned subsidiary, Piedmont Propulsion Systems, which was engaged in the business of providing maintenance, repair and overhaul services for propellers for fixed wing aircraft as well as aircraft parts distribution and trading.

The shares of FAvS Class B Common Stock acquired by Piedmont are non-voting.  While Piedmont will have the option, at any time, to convert such shares into shares of Class A Common Stock of FAvS (which have full voting rights), Piedmont has granted to First Equity Group, Inc. (“FEG”), a proxy to act for Piedmont in connection with all votes to be taken by the stockholders of FAvS.  Mr. Aaron Hollander, who is the Chief Executive Officer of FAvS, controls FAvS through his ownership of FEG.  The proxy is for a period of five years (subject to earlier termination upon the occurrence of certain events (including an IPO meeting certain criteria, a material default by FAvS under its loan agreement or Mr. Hollander ceasing to serve as Chief Executive Officer of FAvS).  In addition, Piedmont and FEG have each agreed not to sell any shares of stock of FAvS for a two-year period commencing on the third anniversary of the closing unless the selling party obtains from the purchaser a proxy (terminating on the fifth anniversary of the closing) in favor of the non-selling party.

Mr. Hollander, FEG, and Piedmont also entered into a stockholders agreement which, among other things, restricts each party’s ability to dispose of its shares in FAvS and provides for reciprocal rights of first offer, tag along rights and drag along rights.  The stockholders agreement also provides that, so long as Piedmont owns at least 10% of the equity of FAvS, it shall have the right to have two designees serve on the six-member Board of Directors of FAvS.  Piedmont and FAvS have additionally entered into a rights agreement pursuant to which, among other things, FAvS granted to Piedmont pre-emptive rights, information and access rights and the right to approve certain material corporate actions.

Piedmont agreed to guaranty $7 million of the debt incurred by FAvS in connection with the KATR acquisition by providing a letter of credit to the lender for FAvS.  The guaranty is for a period of up to two years and reduces as such debt amortizes.  Piedmont was granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event the letter of credit is drawn upon.  Piedmont also entered into an intercreditor agreement with the lender to FAvS which will subordinate Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender.

FAvS and Piedmont also entered into a one-year services agreement pursuant to which Piedmont provides certain finance, human resources, IT and quality control services to FAvS and a multi-year services agreement pursuant to which a subsidiary of Piedmont provides certain plating, machining and grinding services to FAvS.

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

General Corporate Tax Structure

Israeli companies were generally subject to corporate tax at the rate of 29% in 2007, which was reduced to 27% in 2008, and to 26% in 2009 and will be gradually further reduced to 18% in 2016 and thereafter.  However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise, as discussed below.

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

Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

●	Amortization of purchases of acquired technology and patents over an eight-year period for tax purposes;

●	Amortization of specified expenses incurred in connection with a public issuance of securities over a three-year period for tax purposes;

●	Right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

●	Accelerated depreciation rates on equipment and buildings.

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

As used in this section, the term “U.S. Holder” means a beneficial owner of an ordinary share who is:

●	An individual citizen or resident of the United States or an individual treated as a U.S. citizen or resident for U.S. federal income tax purposes;

●	A corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any State or the District of Columbia;

●	An estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●
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

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the US-Israel Tax Treaty, each as in effect as of the date of this prospectus. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

●	Insurance companies;

●	Dealers in stocks, securities or currencies;

●	Financial institutions and financial services entities;

●	Real estate investment trusts;

●	Regulated investment companies;

●	Persons that receive ordinary shares in connection with the performance of services;

●	Tax-exempt organizations;

●	Persons that hold ordinary shares as part of a straddle or appreciated financial position or as part of a hedging, conversion or other integrated instrument;

●	Persons who hold the ordinary shares through partnerships or other pass-through entities;

●	Individual retirement and other tax-deferred accounts;

●	Expatriates of the United States and certain former long-term residents of the United States;

●	Persons liable for the alternative minimum tax;

●	Persons having a “functional currency” other than the U.S. dollar; and

●	Direct, indirect or constructive owners of 10% or more, by voting power or value, of our company.

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

●
that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, and, if a tax treaty applies, is attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States; or

●
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

As an alternative to making a QEF election, a U.S. Holder of passive foreign investment company stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a passive foreign investment company by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the passive foreign investment company stock and the U.S. Holder’s adjusted tax basis in the passive foreign investment company stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark to market election is made, are generally treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in its income with respect to such ordinary shares in prior years). However, gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a passive foreign investment company, will be capital gain or loss. The mark-to-market election is available for so long as our ordinary shares constitute “marketable stock,” which includes stock of a passive foreign investment company that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national securities exchange that is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the Securities Exchange Act of 1934. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We believe that The NASDAQ Global Market will constitute a qualified exchange or other market for this purpose. However, we can not be certain that our ordinary shares will continue to trade on The NASDAQ Global Market or that the ordinary shares will be regularly traded for this purpose.

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

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  However, we make available on our website www.tat-technologies.com , our annual audited financial statements, which have been examined and reported on, with an opinion expressed by, an independent public accounting firm, and we intend to file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

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

In addition, since August 16, 2005 we are also listed on the TASE.  From such date we submit copies of all our filings with the SEC to the Israeli Securities Authority and TASE. Such copies can be retrieved electronically through the TASE internet messaging system (www.maya.tase.co.il ) and, in addition, through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il ).

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

Effects of Currency Exchange Fluctuations

Our financial statements are stated in dollars, while a portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS.  Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS.  As a result, our operations may be affected by fluctuations of the U.S. dollar/NIS exchange rate.  The NIS value of our U.S. dollar revenues are adversely affected by the appreciation of the NIS against the U.S. dollar.  In 2009 and 2008, the NIS appreciated against the U.S. dollar by 0.4% and 1.1%, respectively.  We estimate that a devaluation of 1% of the U.S. dollar against the NIS would result in a decrease of approximately $100,000 in our operating income.

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

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●
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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2009, our internal control over financial reporting is effective.

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

Item 16.                 [Reserved]

Item 16A.              Audit Committee Financial Expert

Our board of directors has determined that each member of our audit committee each of whom also qualifies as independent directors, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.  For a brief listing of the relevant experience of the member of our audit committee, see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management.”

Item 16B.               Code of Ethics

We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions.  The code of ethics is publicly available on our website at www.tat-technologies.com .  Written copies are available upon request.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

Item 16C.               Principal Accountant Fees and Services

Fees Paid to Independent Public Accountant

The following table sets forth, for each of the years indicated, the fees paid to our principal independent registered public accounting firm.  All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2009*	2008
Audit (1)	$428,545	$327,866
Audit-related (2)	49,000	59,500
Tax (3)	22,000	4,300
Total	$499,545	$391,666

_________________
*
During year 2009 TAT changed its auditors from Baker Tilly Virchow Krause, LLP (formerly known as Virchow Krause & Company, LLP) an independent member of Baker Tilly International, to Kesselman & Kesselman, a member of PriceWaterhouseCoopers International Limited. Out of the amounts detailed in the table above, Baker Tilly Virchow Krause, LLP, was paid $332,445 ($313,445 for audit fees and $19,000 for audit-related fees).

(1)
Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit and reviews of our quarterly financial results, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Audit related fees relate to professional services rendered primarily for M&A transactions, due diligence services and the audit of the employee benefit plan of Limco.
(3)	Tax fees relate to professional services rendered for tax compliance and tax advice. These services include assistance regarding international and Israeli taxation.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accounting firm Kesselman & Kesselman, a member of PriceWaterhouseCoopers International Ltd., Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis.  Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee.  The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

Item 16D.               Exemptions from the Listing Standards for Audit Committee

Not Applicable.

Item 16E.               Purchase of Equity Securities By The Issuer and Affiliated Purchasers

Item 16F.               Change in Registrant’s Certifying Accountant.

On September 16, 2009,  TAT's audit committee and Board of Directors decided to recommend the dismissal of its independent auditor, Baker Tilly Virchow Krause, LLP (“BTVK”).  The report of BTVK on TAT’s financial statements for 2007 and 2008 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.  The decision to change accountants was also approved by TAT’s shareholders meeting. .  During the two fiscal years ended December 31, 2008 and 2007 and the subsequent interim periods preceding the replacement of BTVK, there were no disagreements with BTVK on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BTVK, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

Following the above mentioned decision to dismiss BTVK,  TAT engaged Kesselman & Kesselman, a member of PriceWaterhouseCoopers International Limited as TAT’s principal accountant to audit TAT’s financial statements. During the two fiscal years ended December 31, 2008 and 2007 and the subsequent interim periods to the date of Kesselman & Kesselman’s engagement, TAT did not consult with Kesselman & Kesselman regarding the application of accounting principles to a specific transaction, either proposed or completed, or the type of audit opinion that might be rendered on the TAT’s financial statements, or any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

TAT provided Baker Tilly Virchow Krause, LLP with a copy of this disclosure on Form 20-F prior to its filing with the Securities and Exchange Commission ("SEC").  TAT has requested that Baker Tilly Virchow Krause, LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the statements in this Item 16.F.  Baker Tilly Virchow Krause, LLP has furnished the Company  with a letter  dated  June 28, 2010  addressed  to the  Securities  and Exchange  Commission  stating  that Baker Tilly Virchow Krause, LLP agrees with the  Company's  statements  in this Form 20-F, and a copy of this letter is attached hereto as Exhibit 15.1.

Item 16G.                Corporate Governance

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies under the Nasdaq Rules:

Shareholder Approval.   Although the Nasdaq Rules generally require shareholder approval of equity compensation plans and material amendments thereto, we follow Israeli Companies Law, which is to have such plans and amendments approved only by the board of directors, unless such arrangements are for the compensation of directors or a transaction with the controlling shareholder, in which case they also require the approval of the audit committee and the shareholders.

In addition, rather than follow the Nasdaq Rules requiring shareholder approval for the issuance of securities in certain circumstances, we follow Israeli law, under which a private placement of securities requires approval by our board of directors and shareholders if it will cause a person to become a controlling shareholder (generally presumed at 25% ownership) or if:

o	The securities issued amount to 20% or more of our outstanding voting rights before the issuance;

o	Some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

o
The transaction will increase the relative holdings of a shareholder that holds 5% or more of our outstanding share capital or voting rights or that it will cause any person to become, as a result of the issuance, a holder of more than 5% of our outstanding share capital or voting rights.

Annual Reports.  While the Nasdaq Rules generally require that companies send an annual report to shareholders prior to the annual general meeting, we follow the generally accepted business practice for companies in Israel. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website.

PART III

Item 17.                 Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

Item 18.                 Financial Statements

   Consolidated Financial Statements

Index to Financial Statements	F-1

Report of Independent Registered Public Accounting Firms	F-2-F-3

Consolidated Balance Sheets	F-4-F-5

Consolidated Statements of Income	F-6

Consolidated Statements of Changes in Equity	F-7-F-8

Consolidated Statements of Cash Flows	F-9-F-10

Notes to the Consolidated Financial Statements	F-11 – F-63

Item 19.                  Exhibits

The following exhibits are filed as a part of this Annual Report:

1.1           Memorandum of Association of the Registrant (1)

1.2           Articles of Association of the Registrant (1)

2.1           Specimen Certificate for Ordinary Shares (1)

4.1           Registrant’s 1999 Stock Purchase Plan (2)

4.2	Agreement dated February 10, 2000, by and between the Registrant and TAT Industries Ltd. (English summary translation) (2)

4.3	English translation of Share Sales Agreement, dated March 27, 2008, by and between the Registrant and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.4	English translation of Shareholders’ Agreement, dated May 21, 2008, by and between the Registrant, Tat Industries Ltd. and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.5
English translation of Amendment to the Share Sales and Options Agreement and the Shareholders’ Agreement, dated May 21, 2008, by and between the Registrant, Tat Industries Ltd. and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.6	English translation of Share Sales Agreement dated April 15, 2008, by and between the Registrant and Mivtach Shamir Investments (1993) Ltd. (5)

4.7	Agreement and Plan of Merger dated April 3, 2009 by and between the Registrant, Limco-Piedmont, Inc. and LIMC Acquisition Company (4)

8              List of Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	A letter from Baker Tilly Virchow Krause LLP dated June 28, 2010 regarding Change in Registrant’s Certifying Accountants
_________________

(1)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1992, and incorporated herein by reference.

(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1999, and incorporated herein by reference.

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

(4)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-4 filed on May 7, 2009 and incorporated herein by reference.

(5)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

TAT TECHNOLOGIES LTD

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

TAT TECHNOLOGIES LTD

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
Tat Technologies Ltd and Subsidiaries.

We have audited the consolidated balance sheets of Tat Technologies Ltd. (the “Company”) and its subsidiaries as of December 31, 2009 and the related consolidated statement of income, changes in equity and of cash flows for the year ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. The balance sheet as of December 31, 2008 and the related statements of income, changes in equity and cash flows for the years ended December 31, 2008  and 2007 were audited by other auditors whose report thereon, dated May 7, 2009 was unqualified.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and the results of their operations and their cash flows for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note  2(z) to the consolidated financial statements, in 2009 the Company changed the manner in which it accounts for non controlling interests in consolidated financial statements.

Tel-Aviv, Israel	Kesselman & Kesselman
June 28, 2010	Certified Public Accountants (Isr.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
TAT Technologies Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheet of TAT Technologies Ltd. and Subsidiaries (“TAT”) as of December 31, 2008, and the related consolidated statements of income, changes in equity and cash flows for each of the two years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of TAT’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of TAT Technologies Ltd. and Subsidiaries as of December 31, 2008 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Also as discussed in Note 2.z.1.(d) to the consolidated financial statements, TAT retrospectively changed the manner in which it accounts for noncontrolling interests in consolidated subsidiaries in 2009.

/s/ Baker Tilly Virchow Krause, LLP

(Formerly known as Virchow, Krause and Company, LLP
an independent member of Baker Tilly International)

Minneapolis, Minnesota
May 7, 2009, except for Note 2.z.1.(d) as to which the date is June 28, 2010

TAT TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF BALANCE SHEET

U.S dollars in thousands

	December 31,
	2009	2008
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$25,568	$33,899
Restricted deposit	5,062	1,000
Marketable securities	2,919	11,300
Trade accounts receivable	15,494	22,086
Other accounts receivable and prepaid expenses	7,387	5,162
TAT Industries Ltd.	27	383
Inventories	33,620	35,014

Total current assets	90,077	108,844

INVESTMENT AND OTHER NON CURRENT ASSETS:

Investment in an associated company	8,899	-
Funds in respect of employee right upon retirement	2,597	3,705
Deferred income taxes	220	-
	11,716	3,705

PROPERTY, PLANT AND EQUIPMENT, NET	14,463	15,187
INTANGIBLE ASSETS, NET	2,924	2,195
Goodwill	5,311	5,999

Total long-term assets	34,414	27,086

Total assets	$124,491	$135,930

TAT TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF BALANCE SHEET

U.S dollars in thousands

	December 31,
	2009	2008
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term bank credit and current maturities of long-term loans	$1,434	$150
Trade accounts payable	5,785	10,718
Other accounts payable and accrued expenses	6,110	7,360

Total current liabilities	13,329	18,228

NON CURRENT LIABILITIES:
Liability for put option granted to non controlling interest	-	2,183
Long-term loans, net of current maturities	7,363	5,188
Liability in respect of employee rights upon retirement	3,157	4,468
Deferred income taxes	3,036	1,086

Total long-term liabilities	13,556	12,925

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
TAT Technologies shareholders' equity
Ordinary shares of NIS 0.9 par value - Authorized: 10,000,000 shares at December 31, 2009 and 2008; Issued and outstanding: shares 8,815,003 and 6,552,671 shares at December 31, 2009 and 2008, respectively	2,790	2,204
Treasury shares- December 31, 2009 - 258,040 shares	(2,018)	-
Additional paid-in capital	64,390	39,476
Accumulated other comprehensive loss	(944)	(763)
Retained earnings	30,648	35,160

Total TAT Technologies shareholders' equity	94,866	76,077

Non controlling interest	2,740	*28,700

Total equity	97,606	104,777

Total liabilities and equity	$124,491	$135,930

*Non-controlling interest reclassification

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF INCOME

U.S dollars in thousands

	Year ended December 31,
	2009	2008	2007
Revenues:
Sale of products	$34,751	$31,724	$18,928
Services	48,340	71,565	69,776

	83,091	103,289	88,704

Cost of revenues:
Sale of products	23,115	22,977	13,399
Services	43,780	57,586	51,808

	66,895	80,563	65,207

Gross profit	16,196	22,726	23,497

Operating expenses:
Research and development	680	-	-
Selling and marketing expenses	3,719	4,369	3,719
General and administrative expenses	14,979	12,407	10,995
Gain from sale of the propellers & parts businesses	(4,400)	-	-

	14,978	16,776	14,714

Operating income	1,218	5,950	8,783

Financial income (expenses), net	149	1,174	701
Other income (expenses), net	-	(236)	26,478

Income before income taxes	1,367	6,888	35,962

Taxes on income (benefit)	(765)	1,795	3,212

Share in income (loss) of associated companies	(32)	674	-

Net income	2,100	*5,767	*32,750

Net income attributable to non controlling interest	(347)	*(1,499)	*(771)

Net income attributable to TAT Technologies shareholders	$1,753	$4,268	$31,979
Earnings per share

Basic	$0.22	$0.65	$5.04

Diluted	$0.22	$0.650	$4.990

Weighted average number of shares - Basic	7,893,639	6,546,055	6,344,041

Weighted average number of shares - Diluted	7,893,639	6,566,249	6,407,504

*Non-controlling interest reclassification

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S dollars in thousands

	TAT Technologies Ltd. Shareholders
			Additional	Accumulated other			Non
	Share capital		Paid-in	Comprehensive	Treasury	Retained	Controlling	Total
	Number	Amount	capital	income (loss)	Shares	earnings	interest	equity

Balance as of January 1, 2009	6,552,671	$2,204	$39,476	$(763)	$-	$35,160	$28,700	$104,777
Net income	-	-	-	-	-	1,753	347	2,100
Other comprehensive income:
Foreign currency translation loss	-	-	-	(293)	-	-	(20)	(313)
Reclassification adjustment on available-for-sale securities	-	-	-	112	-	-	35	147
Total comprehensive income								1,934
Purchase of treasury shares	(258,040)	-	-	-	(2,018)	-	-	(2,018)
Share based compensation expense	-	-	829	-	-	-	138	967
Cash dividends						(6,265)		(6,265)
Dividend paid to non- controlling interest	-	-	-	-	-		(1,266)	(1,266)
Issuance of shares to non- controlling interest (see Note 3(b) (2)	2,520,372	586	24,085		-	-	(25,194)	(523)
Balance as of December 31, 2009	8,815,003	$2,790	$64,390	$(944)	$(2,018)	$30,648	$2,740	$97,606

Balance as of January 1, 2008	6,542,671	$2,201	$39,308	$-	$-	$31,284	$24,481	$97,274
Net income	-	-	-	-	-	4,268	1,499	5,767
Other comprehensive income:
Foreign currency translation loss	-	-	-	(673)	-	-	(559)	(1,232)
Unrealized loss on available-for-sale securities, net of taxes	-	-	-	(90)	-	-	(55)	(145)
Total comprehensive income								4,390
Exercise of options by employees	10,000	3	13	-	-	-		16
Share based compensation expense	-	-	155	-	-	-	66	221
Excess of purchase price over carrying amount of Bental Industries Ltd. shares acquired from parent company	-	-	-	-	-	(392)		(392)
Non -controlling interest							3,268	3,268
Balance as of December 31, 2008	6,552,671	$2,204	$39,476	$(763)	$-	$35,160	$28,700	$104,777

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S dollars in thousands

	TAT Technologies Ltd. Shareholders
			Additional	Accumulated other		Non
	Share capital		paid-in	comprehensive	Retained	controlling	Total
	Number	Amount	capital	income (loss)	earnings	interest	equity
Balance as of January 1, 2007	6,042,671	$2,094	$35,704	$-	$1,922	$-	$39,720
Net income				-	31,979	771	32,750
Issuance of shares of a subsidiary company				-	-	23,561	23,561
Issuance of shares	500,000	107	3,363				3,470
Share based compensation expense	-	-	241	-	-	149	390
Cash dividends	-	-	-	-	(2,617)	-	(2,617)
Balance as of December 31, 2007	6,542,671	$2,201	$39,308	$-	$31,284	$24,481	$97,274

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2008		2007

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$2,100	$	*5,767	$	*32,750

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,970		3,353		2,031
Gain from sale of the propellers & parts businesses	(4,400)		-		-
Exchange differentials of long-term loans	6		-		-
Impairment of goodwill	-		-		143
Loss (gain) on sale of property and equipment	18		(27)		(43)
Loss (gain) on sale of marketable securities	179		236		(34)
Provision for doubtful debts	1,629		(1)		(125)
Share in loss (profit) in associated companies	32		(674)		-
Profit from partial realization of investment in a subsidiary company	-		-		(26,375)
Parent company	356		-		-
Stock based compensation expense	967		221		390
Interest accrual in respect of call option to non-controlling interest	72		*28		-
Changes in operating assets and liabilities:
Deferred income taxes, net	1,691		(197)		(321)
Decrease (increase) in trade accounts receivable	3,854		(4,177)		(985)
Increase in other accounts receivable and prepaid expenses	(2,185)		(936)		(807)
Increase in inventories	(772)		(2,410)		(3,261)
Decrease in trade accounts payable	(3,916)		(627)		(963)
Increase (decrease) in other accounts payable and accrued expenses	(1,366)		659		(1,564)
Liability in respect of employee rights upon retirement	(1,314)		477		(32)
Net cash provided by (used in) operating activities	(79)		1,692		804

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from partial realization of investment in subsidiary company	-		-		8,726
Acquisition of Non controlling interest in subsidiary	-		(129)		-
Proceeds from sale of marketable securities classified as available-for-sale	24,122		26,358		8,028
Purchase of marketable securities classified as available-for-sale	(15,749)		(9,318)		(36,800)
Funds in respect of employee right upon retirement	1,108		-		-
Proceeds from sale of property and equipment	209		36		97
Purchase of intangible asset	(2,050)		-		-
Purchase of property and equipment	(2,808)		(3,558)		(6,303)
Increase in restricted deposits	(4,062)		(1,009)		-
Decrease in short-term deposits	-		-		1,533
Net cash paid in conjunction with acquisition of a subsidiary (2)	-		(12)		-
Net cash provided by (used in) investing activities	770		12,368		(24,719)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2008	2007
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	$(200)	$(39)	$(8,000)
Proceeds from long-term loans received	2,547	5,000	-
Payment of cash dividend	(6,265)	-	(2,617)
Parent company		193	(796)
Proceeds from exercise of options and warrants	-	16	3,470
Short-term credit received from a bank	1,060	-	-
Dividend paid to non controlling interest	(1,266)	-	-
Repurchase of Company's shares	(2,018)	-	-
Purchase of shares in respect of put option to non controlling interest in a subsidiary	(2,247)	-	-
Issuance expenses in connection with issuance of shares to non controlling interest	(523)
Proceeds from issuance of shares by subsidiary company to non controlling interest	-	-	41,210
Net cash provided by (used in) financing activities	(8,912)	5,170	33,267
Effect of changes in exchange rate on cash and cash equivalents of foreign currency subsidiary company	(110)	(445)	-
Increase (decrease) in cash and cash equivalents	(8,331)	18,785	9,352
Cash and cash equivalents at the beginning of the year	33,899	15,114	5,762
Cash and cash equivalents at the end of the year	$25,568	$33,899	$15,114
(1) Supplemental disclosure of cash flow information:
Interest paid	$(219)	$(187)	$(854)
Income taxes paid net	$353	$(4,131)	$(4,059)
(2) Acquisition of subsidiary, net of cash acquired (see also Note 3(a)):
Net fair value of the assets acquired and liabilities assumed at acquisition date was as follows:
Working capital, net (excluding cash and cash equivalents)		$(1,291)
Property and equipment		(2,246)
Customer base		(878)
Orders backlog		(568)
Goodwill		(1,185)
Long-term loans, net of current maturities		242
Accrued severance pay		283
Deferred tax liability		404
Liability for put option given to minority		2,155
Non controlling interest		3,002
Investment in affiliated company account		462
Excess of purchase price over carrying amount of Bental Industries Ltd. shares acquired from parent company		(392)
		$(12)
(3) Acquisition of Favs:

On December 4, 2009 the Company, through its subsidiary Piedmont, was issued shares of FAvS, representing 37% of FAvS' share capital, in return for Piedmont's propeller and parts businesses.
(see also note 3(c)).

(4) Merger with Limco-Piedmont

TAT completed a merger with Limco-Piedmont. As part of the merger, TAT acquired the entire remaining shares of Limco-Piedmont held by Limco-Piedmont's public shareholders in exchange for 2,520,372 newly issued shares of TAT (see also note 3(b) (2)).

*Non-controlling interest reclassification

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1 -	GENERAL

a.
TAT Technologies Ltd., (“TAT” or “the Company”) an Israeli corporation, is a leading provider of services and products to the commercial and military aerospace and ground defense industries. Together with its subsidiaries Limco-Piedmont Inc. (“Limco-Piedmont”), Bental Industries Ltd. (“Bental”) and TAT Gal Inc. (“TAT Gal”) hereafter the Group ("Group"), it is principally engaged in the following activities:

•	Design, development, manufacture and sale of a broad range of heat transfer equipment and solutions;

•	Remanufacture, overhaul and repair of heat transfer equipment;

•	Maintenance, repair and overhaul of auxiliary power units, landing gears and related components;

•	Design, development and manufacture of aviation and flow control accessories including fuel components, secondary power systems, and various instrumentation and electronic assemblies;

•	Long-term service contracts for the maintenance and overhaul of certain airplane parts and equipment; and

•	Production and development of precision electric motion systems, mainly earmarked for the defense industries.

The products developed, repaired, and maintained by TAT are primarily used for airborne systems on commercial and military aircrafts as well as for defense ground systems. The principal markets of TAT are in Israel, Europe and the United States.

Limco-Piedmont holds 100% of Limco-Airepair Inc. (“Limco”) and of Piedmont Aviation Component Services LLC (“Piedmont”) and also holds 37% in First Aviation Services (“FAvS”), a world-wide distributor of products and services to the aerospace industry and a one-stop-shop for Maintenance, repair and overhaul services (for wheels, breaks, propellers and landing gear) for the General Aviation Industry.

b.	TAT’s shares are listed on both the NASDAQ (TATT) and Tel-Aviv stock exchange.

c.
TAT's parent company is TAT Industries Ltd., an Israeli corporation whose shares are listed on the Tel-Aviv Stock Exchange ("TAT Industries" or "the parent company"). TAT Industries holds 43.6% out of TAT's shares, as of December 31, 2009.

d.
On July 2, 2009, the parent company's Audit Committee and Board of Directors approved an agreement with the controlling shareholder of the parent company, Isal Amlat Industries (1994) Ltd. (hereinafter: "Isal"), in which Isal is empowering the parent company, or anyone on its behalf, to attend and vote at any meeting of TAT shareholders, with its discretion,  Isal's shares of  TAT. This agreement shall remain in effect as long as Isal remains the controlling shareholder, as defined the term "control", in the Israeli Securities Law, 1968. As of December 31, 2009, Isal, directly holds additional 10.06% out of TAT's shares.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

Accounting principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), applied on a consistence basis, unless otherwise indicated below.

In June 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification (Codification or ASC). The Codification became the single authoritative source for U.S. generally accepted accounting principles (GAAP) and changed the way in which the accounting literature is organized. The Codification does not change previous GAAP and accordingly its adoption did not have a material impact on the Group's consolidated financial statements.

a.
Use of estimates in the preparation of financial statement

The preparation of consolidated financial statements in conformity U.S GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclose the nature of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

As applicable to these financial statements, the most significant estimates and assumptions relate to revenue recognition, inventory reserve, provision for doubtful account, impairment of long lived assets and goodwill, fair value estimation in the FAvS transaction and provision for taxes.

b.
Functional currency

The majority of TAT's revenues are generated in U.S. dollars ("dollar") and a substantial portion of TAT's costs is incurred in dollars. In addition, a significant portion of TAT's financings have been obtained in dollars. Accordingly, the dollar is the currency of the primary economic environment in which TAT operates and accordingly its functional and reporting currency is the dollar.

Transactions and balances of TAT and certain subsidiaries which are denominated in other currencies have been remeasured into dollars in accordance with principles set forth in ASC 830 "Foreign Currency Matters". All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of income as financial income (expenses), net.

For Bental whose functional currency has been determined to be the New Israeli Shekel, assets and liabilities are translated at year-end exchange rates, and statement of income items are translated at average exchange rates prevailing during the year. Resulting translation differences are recorded as a separate component of accumulated other comprehensive income (loss) in equity

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

c.	Principles of consolidation

The consolidated financial statements include the accounts of TAT and its subsidiaries.

In these financial statements, “subsidiaries” are companies that are over 50% controlled, the financial statements of which are consolidated with those of the Company.

Intercompany balances and transactions, including profits from intercompany sales not yet realized outside the group, have been eliminated upon consolidation. As of the change in accounting policy effective January 1, 2009 see note 2(z).

d.	Cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, when purchased.

e.	Marketable securities

The Company classifies all of its marketable securities as available-for-sale securities in accordance with ASC 320 "Investment in Debt and Equity Securities". Such marketable securities consist primarily of auction rate tax-exempt securities and corporate and government bonds with maturities of up to four years, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected as “accumulated other comprehensive income (loss)” in equity. Realized gains and losses on marketable securities are included in earnings. The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is determined to be other-than-temporary.

In April 2009, the FASB amended the accounting guidance governing impairment of marketable debt securities. Other -than-temporary impairment is triggered when there is intent to sell the security, it is more likely than not that the security will be required to be sold before recovery of its amortized cost basis, or the entity does not expect to recover the entire amortized cost basis of the security. If the debt security’s market value is below its amortized cost and the Company either intends to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, the Company records other -than-temporary impairment charge under financial expenses for the entire amount of the impairment. For the remaining debt securities, if other-than-temporary impairment exists, the Company separates the other-than-temporary impairment into the credit loss portion and the noncredit loss portion. The credit loss portion is the difference between the amortized cost of the security and the Company’s best estimate of the present value of the cash flows expected to be collected from the debt security. The noncredit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded under financial expenses, and the noncredit loss portion is recorded as a separate component of other comprehensive income (loss), net of applicable taxes. This amendment became effective as of April 1, 2009. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

The fair value of short-term investments is determined by quoted market prices where applicable of the underlying securities (other than auction rate tax exempt securities – see below). For purposes of determining gross realized gains or losses, the cost of the security is determined based on specific identification.

As of December 31, 2009, TAT held certain assets that are required to be measured at fair value on a recurring basis, including available-for-sale securities. TAT’s available-for-sale securities include auction-rate securities which consist of bonds with an auction reset feature whose underlying assets are Oklahoma state municipal bonds.

Accordingly, these investments were compared, when possible, to other observable market data with similar characteristics to the securities held by TAT. As of December 31, 2009 and 2008, there are no indications for impairment of these investments.

f.	Trade accounts receivable

TAT’s accounts receivable balances are due from companies primarily in the airline and defense industries. Credit is extended based on evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable from sales of services are typically due from customers within 30 – 90 days. Accounts receivable balances are stated at amounts due from customer net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payments terms are considered past due. TAT determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, TAT’s previous loss history, the customer’s current ability to pay its obligation to TAT, and the condition of the general economy and the industry as a whole. TAT writes-off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

g.	Inventories

Inventories are measured at the lower of cost or market. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition.

Cost of inventories is assigned as follows:

Raw materials and parts	-	On the basis of standard cost and the first-in, first-out (FIFO) methods which take into account materials.

Work in progress	-	On the basis of standard cost which takes into account materials, labor and other direct and indirect manufacturing costs, or identifiable direct costs.

Finished goods	-	On the basis of standard cost which takes into account materials, labor and other direct and indirect manufacturing costs, or identifiable direct costs.

Because the Company sells products and services related to airplane accessories (heat transfer equipment, APU's, propellers and landing gear) for airplanes that can be in service for 20 to 50 years, it must keep a supply of such products and parts on hand while the airframes are in use. TAT writes down its inventory for estimated obsolescence and unmarketable inventory equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those anticipated, inventory adjustments may be required. TAT believes that these estimates are reasonable and historically have not resulted in material adjustments in subsequent periods when the estimates are adjusted to actual amounts.

h.	Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

years

Buildings	25
Machinery and equipment	3 - 10
Motor vehicles	6 - 7
Office furniture and equipment	3 - 20

Leasehold improvements are amortized using the straight line method over the period of the lease contract, provided that this period does not exceed the useful life of the asset.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

i.	Investment grants

As a governmental incentive for industrial companies in Israel, the "Investment Center", which is a branch of the Israel Ministry of Industry and Trade, permits industrial companies to submit a request to qualify as an "Approved Enterprise". An Approved Enterprise is entitled to certain benefits in respect of its capital investments. The benefits may be in the form of reduced tax rates and of capital grants received as a percentage of the investments of the Approved Enterprise.

These capital grants are non-royalty bearing and are not conditioned on the results of operations. As the capital grants are a direct participation in the cost of the acquisition of property, plant and equipment, they are offset against the cost of property, plant and equipment.

j.	Investment in Companies Accounted for using the Equity Method

Investments in which the Company exercises significant influence, which are not considered subsidiaries ("associate"), is accounted for the equity method, whereby the Company recognizes its proportionate share of the company's net income or loss after the date of investment. The Company's investment in FAvS is accounted for the equity method.

k.
Goodwill and other Intangible assets

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired.

Under  ASC 350 "Intangibles - Goodwill and Other", goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise). The Company determined September 30, 2009 as the date of the annual impairment test. Goodwill impairment was also tested as of December 31, 2008 and 2007.

Goodwill impairment testing is a two-step process. The first step involves comparing the fair value of the Company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

As of December 31, 2009 and 2008, no instances of impairment were found. In 2007 $143 was recorded as impairment loss.

Other intangible assets

Intangible assets are recorded at fair value at the time of the acquisition, and are carried at such value less accumulated amortization and impairment. The Company amortizes these intangible assets on a straight- line basis over their estimated lives. The Company's intangibles and their estimated useful lives are as follows:
Years

Customer relationship	5 - 10
Order backlog	0.4
Non-compete agreements	3
License for service center	5
Trade name	10
Others	2.5-7

l.	Impairment of long-lived assets

The Company's long-lived assets and definite life intangibles subject to amortization are reviewed for impairment in accordance with ASC 360 "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset.  If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. During 2009, 2008 and 2007, no impairments losses have been identified.

m.	Treasury Stock

Company shares held by the Company are presented as a reduction of TAT's shareholders' equity at their cost to the Company.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

n.	Revenue recognition

TAT generates its revenues from the sale of products and systems (The OEM segments) and from providing MRO services (remanufacture, repair and overhaul services and long-term service contracts) and parts services.

Revenues from the sale of products and services are recognized in accordance with ASC 605 "Revenue Recognition", when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of the resulting receivable is probable, the price is fixed or determinable and no significant obligation exists. TAT does not grant a right of return.

Revenues from product sales are recognized when product is shipped to the customer and title passes to the customer.

Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passes) to the customer. Management provides for losses, if expected for the remaining portion of such contracts. For the years ended December 31, 2009, 2008 and 2007, no losses have been recognized for such fixed price contracts.

Revenues from remanufacture, repair and overhaul (MRO) services are recognized as services are performed, at the time when the customer-owned material is shipped back to the customer.

Revenues from maintenance contracts are accounted according to ASC 605 "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts". Accordingly, revenues from maintenance contracts are recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. TAT estimates the costs that are expected to be incurred based on its experience with the aggregate costs incurred and to be incurred on contracts of this nature. The cost incurred related to the maintenance contracts are not incurred on a straight-line basis, as the timing to provide the maintenance services is dependent on when parts under these contracts require maintenance. Therefore, TAT accrues revenue based on anticipated margins per contract as costs are incurred. These revenues are then compared to actual results and adjusted to either deferred revenue for results greater than historical estimates or expensed in those cases of performance less than historical estimates.  These accounts are reviewed monthly and adjusted as needed based on cost structures.
Revenues from royalties from sales of products developed with TAT's intellectual property, technology and technical assistance are recognized when the related sales are made.

o.	Shipping and handling costs

Shipping and handling costs billed to customers are included in revenues. The cost of shipping and handling products is included in the costs of revenues.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

p.	Warranty costs

TAT provides warranties for its products and services ranging from one to three years, which vary with respect to each contract and in accordance with the nature of each specific product.

TAT estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time the product is shipped. TAT periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

q.	Research and development

Research and development costs net of grants and participations received are charged to expenses as incurred, and are related to the plan or design of new or significant improvement of process or product.

r.	Income taxes

Income taxes are accounted for in accordance with ASC 740 "Income Taxes". This statement prescribes the use of the asset and liability method, whereby deferred tax assets and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and for tax loss carry-forwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. TAT provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, see Note 16j.

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting or, if not related to an asset or liability for financial reporting, according to the expected reversal dates of the specific temporary differences.

Taxes which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s intention to hold, and not to realize, these investments.

Dividends distributable from the income of non Israeli subsidiaries companies: As the Company does not expect these companies to regularly distribute dividends in the foreseeable future it did not record deffered taxes in respect of taxes that would have been paid in such event.

Results for tax purposes for TAT’s Israeli subsidiaries are measured and reflected in NIS and for TAT’s U.S subsidiaries are measured and reflected in U.S Dollars. As explained in (b) above, the consolidated financial statements are presented in U.S. dollars. In accordance with ASC 740, TAT has not provided deferred income taxes on the differences resulting from changes in exchange rate and indexation.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

TAT did not provide for deferred taxes attributable to dividend distribution out of retained tax-exempt earnings from "Approved Enterprise" plans (see Note 16c), since it intend to permanently reinvest them and has no intention to declare dividends out of such tax exempt income. Management considers such retained earnings to be essentially permanent in duration.

On January 1, 2007, the Company adopted a new pronouncement which clarify the, "Accounting for Uncertainty in Income Taxes, an Interpretation of ASC 740". The pronouncement contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement.

The Company classifies interest and penalties expenses in financial expenses, net.

s.	Concentrations of credit risk

Financial instruments that potentially subject TAT to concentrations of credit risk consist principally of cash and cash equivalents, restricted deposits, marketable securities and accounts receivable.

Cash, cash equivalents and restricted cash are deposited with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold TAT's cash, cash equivalents and restricted cash are financially sound, accordingly, minimal credit risk exists with respect to these financial instruments.

TAT's marketable securities include investment in debentures and in shares. Management believes that the companies that issued the debentures and the shares are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to the marketable securities.

TAT's accounts receivable are derived mainly from sales to customers in the United States, Israel and Europe. TAT generally does not require collateral, however, in certain circumstances TAT may require letters of credit. Management believes that credit risks relating to accounts receivable are minimal since the majority of TAT's customers are world-leading manufacturers of aviation systems and aircrafts, international airlines, governments and air-forces, and world-leading manufacturers and integrators of defense and ground systems.  In addition TAT has relatively large number of customers with wide geographic spread which balances and mitigates the credit risk. TAT performs ongoing credit evaluation of their customers' financial condition.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

The allowance for doubtful accounts (income) expenses for the years ended December 31, 2009, 2008 and 2007, was $1,629, ($1), and ($125), respectively. The majority of the increase in the provision for doubtful accounts ($1,725) in 2009 was as a result of one of the Company's clients entered into bankruptcy procedures. The Company provided a provision for the entire amount for this client.

t.	Fair value of measurement

Effective January 1, 2008, the Company adopted the applicable financial accounting rules which define fair value, establish a framework for measuring fair value and enhance fair value measurement disclosure. Under these rules, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the ‘exit price’) in an arms’ length transaction between market participants at the measurement date.

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

As for the fair value for marketable securities classified as available-for-sale, see (e) above.

On January 1, 2009, the Company adopted a newly issued accounting standard for fair value measurement of all non-financial assets and liabilities as well. The adoption did not have a significant effect on the Company’s financial statements.

In April 2009, the FASB issued additional guidance on factors to consider when estimating fair value consequent to a significant decrease in market activity for a financial asset. As applicable for TAT, this guidance became effective for interim and annual periods starting April 1, 2009, and did not have a material impact on the Company’s consolidated financial statements.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

u.	Derivative financial instruments

As part of its hedging strategy, TAT enters into forward exchange contracts in order to protect TAT from the risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in exchange rates. All forward contracts are recognized on the balance sheet at their fair value

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

TAT also enters into forward exchange contracts and options strategies in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS. TAT elected not to follow the designation and documentation processes required to qualify for the hedge accounting method under ASC 815 "Derivative and Hedging", and any gain or loss derived from such instruments is recognized immediately as financial expenses, net.

As of December 31, 2009, TAT had forward contracts with a notional amount of approximately $75  to  purchase NIS . This foreign exchange forward put and call options have maturities of 12 months or less. The fair value of the foreign exchange contracts and the options was not significant as of December 31, 2009. As of December 31, 2008, TAT didn't have forward contracts.

The cash flows associated with derivatives are reflected as cash flows from operating activities in the statements of cash flows.

v.	Basic and diluted net income per share

Basic net income per share is computed based on the weighted average number of ordinary shares outstanding during each year (net of treasury shares). Diluted net income per share includes the potential effect of stock option and warrants outstanding during the year, in accordance with ASC 260 "Earnings Per Share", using the treasury stock method.

w.	Share-based compensation

The Company applies ASC 718 "Stock compensation" with respect to employees options, which requires awards classified as equity awards, to be accounted for using the grant-date fair value method. The fair value of share-based awards is estimated using the Black-Scholes valuation model, the payment transaction is recognized as expense over the requisite service period, net of estimated forfeitures. The Company estimated forfeitures based on historical experience and anticipated future conditions.

The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule using the accelerated method over the requisite service period for the entire award.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

x.	Comprehensive income (loss)

The Company reports comprehensive income (loss) in accordance with ASC 220 "Comprehensive Income". This statement establishes standards for the reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in equity during the period except those resulting from investments by, or distributions to, stockholders. Other comprehensive income relate to unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments.

Components of accumulated other comprehensive income (loss):

	December 31,
	2009	2008
Currency translation adjustment	$(946)	$(673)
Unrealized gain (loss) from available-for-sale securities	2	(90)
Accumulated other comprehensive loss	$(944)	$(763)

y.	Segment reporting

ASC 280 “Segments Reporting”, requires that companies report separately in the financial statements certain financial and descriptive information about operating segments.

For information as to the Company's operating segments and major customers , see note 17.

z.	Impact of recently issued Accounting Standards:

1.	Adoption of New Accounting Standards during the period

(a)
Effective June 15, 2009, the Company adopted ASC 855, "Subsequent Events", establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statement are issued or are available to be issued. The Company has evaluated all subsequent events through the date the financial statement were issued. The adoption of this ASC did not have a material effect on the Company’s consolidated financial statements.

(b)
Effective January 1, 2009, the Company adopted, ASC 350-30 "Determination of the Useful Life of Intangible Assets"  that amends the factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350. ASC 350-30 requires a consistent approach between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of an asset under ASC 805. The ASC also requires enhanced disclosures when an intangible asset’s expected future cash flows are affected by an entity’s intent and/or ability to renew or extend the arrangement. The adoption of this ASC did not have a material effect on the Company’s consolidated financial statements.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT)

z.	Impact of recently issued Accounting Standards (Cont):

1.      Adoption of New Accounting Standards during the period (Cont)

(c)
Effective January 1, 2009, the Company adopted ASC 805 "Business Combinations". ASC 805 establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any Non controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination.

(d)
In December 2007, the FASB issued a new standard which established the accounting for and reporting of noncontrolling interests (NCIs) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability (as was previously the case); that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions, rather than as step acquisitions or gains or losses on purchases or sales; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. This standard also required changes to certain presentation and disclosure requirements. For TAT, the standard was effective beginning January 1, 2009. The provisions of the standard were applied to all NCIs prospectively, except for the presentation and disclosure requirements, which were applied retrospectively to all periods presented. As a result, upon adoption, TAT retroactively reclassified the “Minority interest in subsidiaries” balance previously included in the “Other liabilities” section of the consolidated balance sheet to a new component of equity with respect to NCIs in consolidated subsidiaries. The adoption also impacted certain captions previously used on the consolidated statement of income, largely identifying net income including NCI and net income attributable to TAT and with the connection with the merger with Limco-Piedmont see note 3(b)(2).

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT)

z.	Impact of recently issued Accounting Standards (Cont):

1.      Adoption of New Accounting Standards during the period (Cont)

(e)
In April 2009, the FASB issued ASC 805-20 "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies". ASC 805-20 amends the provisions in ASC 805 for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. ASC 805-20 eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and provisions in SFAS No. 141 for acquired contingencies ASC 805-20 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of ASC 805-20 did not have a material effect on Company’s consolidated financial statements.

(f)
In November 2008, the FASB ratified Emerging Issues Task Force ("EITF") 08-6, “Equity Method Investment Accounting Considerations,” as codified in Accounting Standards Codification ("ASC") Topic 323. This guidance clarifies that the initial carrying value of an equity method investment should be recognized using a cost accumulation model and generally excludes contingent consideration. This guidance also clarifies that the equity method investment as a whole should be assessed for other-than-temporary impairment and that a separate impairment assessment of the underlying assets is not required. An equity method investor shall recognize its share of any impairment charge recorded by an investee and consider the effect, if any, of the impairment on the investor's basis difference in the assets giving rise to the investee's impairment charge. In addition, this guidance concludes that an equity method investor shall recognize gains or losses in earnings for the issuance of shares by the equity method investee, as if the investor had sold a proportionate share of its investment. This guidance is effective on a prospective basis in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The Company adopted this guidance commencing January 1, 2009. The adoption of this guidance did not have a material impact on the Company's Consolidated Financial Statements.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

2.	Recently issued accounting Standards

(a)	Consolidation of Variable Interest Entities

In June 2009, the FASB issued FAS 167, "Amendments to FASB Interpretation No. 46(R)", codified in ASC Topic 810, "Consolidation". The new guidance eliminates FASB Interpretation 46(R) (FIN 46(R))'s exceptions for consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. Furthermore, this guidance requires, inter alia, a company to assess the determination of the primary beneficiary of a VIE based on whether the company has the power to direct matters that most significantly impact the activities of the VIE, and the obligation to absorb losses or the right to receive benefits of the VIE. This guidance also requires additional disclosures regarding an entity's involvement in a variable interest entity. This guidance is effective for fiscal years beginning after November 15, 2009. Early application is prohibited. The Company does not expect the adoption of the standard to have a material impact on our financial condition or results of operations

(b)
In January 2010, the FASB updated the “Fair Value Measurements Disclosures”. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the Company, this will become effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. As applicable to the Company, the adoption of the new guidance will not have a material impact on its consolidated financial statements.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -      ACQUISITION

a.	Acquisition of Bental Industries Ltd.

On August 18, 2008, following a series of transactions described below, TAT acquired 70% control in Bental, an Israeli corporation that is a leading supplier of innovative motion technologies for ground and aviation applications to the defense and commercial industries. This acquisition expanded TAT's product lines as well as increased its operations in the defense field while penetrating into new growing markets.

On March 27, 2008, TAT entered into an agreement with Bental Investments Cooperative Agricultural Society Ltd.,("Bental Investments"), to purchase 27% of the outstanding shares of Bental, together with a call and put option for an additional 18% of their outstanding shares of Bental held by Bental Investments.

The call option was for a period of four years commencing January 1, 2009 with an exercise price of $2,250, and the put option was for a period of two years commencing January 1, 2011 with an exercise price of $2,138 (both subject to certain exchange rate adjustments). The exercise prices carried interest of 2% per annum.

On April 15, 2008, TAT entered into an agreement to purchase an additional 10% of the outstanding shares of Bental from Mivtach Shamir Investments (1993) Ltd., ("Mivtach"), subject to the completion of the acquisition from Bental Investment.

On August 18, 2008, following TAT Industries shareholders' approval, TAT acquired an additional 15% shareholding in Bental from TAT Industries for a cash consideration of $1,893, which was based on the price agreed for the shares in the above transactions.

On March 30, 2009, TAT exercised the call option to purchase 18% of Bental's share capital in consideration for approximately $2.25 million.

The agreement with Bental Investment also provides for the payment of additional consideration by TAT in the event that during the three year period following the closing of the transaction TAT consummates an “exit,” as such term is defined in the agreement. In such event, Bental Investments will be entitled for an additional consideration for the shares equal to a certain percentage of the difference between the price per share that TAT paid for such shares and the price per share paid in the exit transaction (30% if the exit is within one year of the closing, 20% if the exit is within two years of the closing and 10% if the exit is within three years of the closing).

The acquisition of Bental was accounted for using the purchase method of accounting "Business Combinations", as step acquisitions of 37% as of May 21, 2008 (the Closing Date), and the remaining 33% as of August 18, 2008. The acquisition of the 15% from TAT Industries was recorded based on the carrying value of the investment in TAT’s books of $1,501 (the difference of $392 was recorded to retained earnings). The liability for the 18% call/put option was recorded based on the accounting treatment for, "Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Non controlling Interest in that Subsidiary", as a purchase and financing transaction, since the risks and rewards of owning the 18% interest have been purchased by TAT.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -      ACQUISITION (CONT)

a.	Acquisition of Bental Industries Ltd. (Cont)

According to "Written Put Option and Purchased Call Option Embedded in non controlling Interest" TAT recorded $28 of accrued interest under the call/put option to interest expense during 2008.

The total purchase price of $9,262 (including acquisition expenses of $36) has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value on August 18, 2008 (taking into account the short time between the transactions, management believes that the difference in the fair value of assets as of May 21, 2008 and August 18, 2008 is insignificant) as follows:

August 18, 2008
Assets:
Cash acquired	$7,025
Other current assets	8,535
Property and equipment	2,246
Intangible Assets:
Intangible assets (1)	1,446
Goodwill (2)	1,185

Total assets acquired	20,437

Liabilities assumed:
Current liabilities	7,244
Long-term liabilities	929
8,173
Non controlling interest	3,002

Net assets acquired	$9,262

The historical consolidated financial information has been adjusted to give effect to pro forma adjustments that are (1) directly attributable to the acquisition, (2) factually supportable, and (3) expected to have a continuing impact on the combined results. The unaudited pro forma financial information is presented for comparative purposes only, it is not necessarily indicative of the operating results that would have occurred if the acquisition had been completed at January 1, 2007 and January 1, 2008, and it is not necessarily indicative of future operating results.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -      ACQUISITION (CONT)

a.	Acquisition of Bental Industries Ltd. (Cont)

The unaudited pro forma information is as follows:

	Year ended December 31, 2008	Year ended December 31, 2007

Net revenues	$125,683	$105,049

Net income after noncontrolling interest	$6,930	$32,723

Basic net earnings per share	$1.059	$0.516

Diluted net earnings per share	$1.055	$0.511

As of the date of these financial statements, TAT holds approximately 70% of Bental's share capital.

b.	Limco-Piedmont

As of December 31, 2009, TAT owned 100% of its U.S. subsidiary Limco-Piedmont.

(1)
On July 2007, Limco-Piedmont completed an initial public offering ("IPO") of its shares at, following which TAT held 61.83% of its share capital. In condition with the IPO, TAT recognized a gain of $26.4 million, before taxes of $1.2 million. Of such gain, $21.7 million was attributed to the sale of 4,205,000 shares to the public by Limco-Piedmont for $41.2 million net of issuance costs. $4.7 million was  attributed  to the gain TAT recorded as a result of the sale of 855,000 shares of common stock of Limco-Piedmont it held for $8.7 million net of issuance costs.

(2)
On July 2, 2009, TAT completed a merger with Limco-Piedmont. As part of the merger, TAT acquired the entire remaining shares of Limco-Piedmont held by Limco-Piedmont's public shareholders in exchange for 2,520,372 newly issued shares of TAT. Following the acquisition, Limco-Piedmont became a private company wholly-owned by TAT. Upon the merger's completion, Limco-Piedmont's public shareholders held approximately 27.8% of TAT ‘s issued share capital.

The transaction was accounted for by the Company in accordance with ASC 810 "Consolidation" (see Note 2(z)) whereby a transaction with the Non controlling, that does not consist of change in control, will be treated as a transaction according to the capital track and will therefore not lead to recognition of income or loss or affect the amount of goodwill. Accordingly, the Company carried the difference between the Non controlling interest obtained and those disposed of to a capital reserve recorded in the consolidated statement of changes in equity under "additional paid in capital". As part of the merger mentioned above, all of Limco – Piedmont's outstanding share options at the time of the merger were cancelled, See note 14(e)(6).

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -      ACQUISITION (CONT)

b.	Limco-Piedmont (Cont)

(3)
On January 29, 2009, Limco-Piedmont's board of directors decided on a plan to relocate the Limco plant in Oklahoma to the Piedmont site in North Carolina in order to achieve cost-effectiveness in joint fixed expenses and to create operating synergy. On July 29, 2009, TAT announced that it had decided not to pursue the plant relocation process. During 2009, an amount of approximately $ 604 was recorded in the income statement in respect of the relocation activity.

c.	Acquisition of shares of FAvS

On December 4, 2009, the Company, through its subsidiary Piedmont, signed an investment agreement with FAvS. According to the agreement Piedmont was issued 5,766,667 Ordinary B shares of FAvS representing 37% of FAvS' share capital on a diluted basis and $ 750 of FAvS Preferred shares (entitlement to cash dividends at an annual rate of 12% payable quarterly or to additional Preferred shares at an annual rate of 15%) in return for Piedmont's propeller and parts businesses. The net assets value  as of December 4, 2009, of the propeller and parts businesses was $4,325, the fair value of FAvS' Ordinary shares and Preferred shares was $8,931 (including businesses' acquisition expenses of $200).

FAvS is a provider of products and services for the global aviation industry and provides supply chain management services and renovation and repair services for various wheels, brakes and starter/generators. On that date, FAvS also signed an agreement to purchase all the assets and liabilities of Kelly Aerospace Turbine Rotables ("KATR"). KATR specializes in renovation and repair of landing gear, safety equipment and hydraulic and electrical components for corporate, regional and military aircraft. Piedmont also provided a guarantee for a period of up to two years and up to $ 7,000 in respect of FAvS' debt in connection with the acquisition of KATR (see also note 13 (e)).  The fair value of the guarantee was based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers.

FAvS' shares are quoted over the counter (OTC) at the PINKSHEET stock market (PINKSHEET: FAVS). FAvS' share value as of the closing date (December 4, 2009) and as of December 31, 2009 is $0.89 and $0.75, respectively. The Company believes that the share value does not reflect the fair value of FAvS' share, because of the very low trading volume in FAvS' shares that do not comprise an active market. Therefore, the Company initiated third party valuation to determine the fair value of FAvS. According to the appraisal, FAvS' fair value amounted to $22,549 as of December 4, 2009. Management believes that the appraisal performed by management represents in a more appropriate manner the true valuation of FAvS.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -      ACQUISITION (CONT)

c.	Acquisition of shares of FAvS (Cont)

As a result of the sale of Piedmont’s propellers and parts businesses, the Company recorded a gain in the amount of $4,400 in its consolidated statement of income. The gain resulted from the sale of the assets and liabilities of Piedmont's propeller and parts businesses which were transferred to FAvS, and comprises the difference between the fair value of the assets and liabilities at the closing date as measured by third party valuation (which was substantially similar to the value of the shares received) and between their book value at the closing date.

FAvS' operation results for the period commencing December 4, 2009 and through December 31, 2009, do not have material effect on the Company's income statement.

NOTE 4 -       AVAILABLE-FOR-SALE - MARKETABLE SECURITIES

	December 31, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Available-for-sale:
Corporate debentures – Auction Rate Securities (1)	$2,200	$-	$-	$2,200
Trust funds (2)	717	2	-	719
	$2,917	$2	$-	$2,919

	December 31, 2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Available-for-sale
Corporate debentures – Auction Rate Securities (1)	$2,250	$-	$-	$2,250
Corporate debentures	10,040	-	(90)	9,050
	$12,290	$-	$(90)	$11,300

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4 -        AVAILABLE-FOR-SALE - MARKETABLE SECURITIES (CONT)

(1)
Auction Rate Securities (hereinafter - ARS) are a type of long-term bonds (usually issued for period longer than ten years) issued by corporates, local authorities, institutions of higher education and others  for securitization of assets. The ARS bears variable interest rate, re-determined by an auctions held every short period. The ARS interest held by the Company is re-determined every 7, 28 or 35 days and will mature on 2019. The ARS held by TAT is issued by SSM Health Care of Oklahoma City, Illinois and Wisconsin municipals. These financial instruments were classified as short term in the financial statements since the Company has intention to exercise them during the twelve months. As of December 31, 2009, a provision for impairment was not found necessary.

(2)
Trust funds are a type of short-term marketable securities consist a predefined composition of debt securities, corporate bonds, shares and other securities, issued by financial institutions and have an active market. These trust funds are classified as available-for-sale and are recorded at fair value based on market quote.

The marketable securities which are all classified as short-term based on the Company's intent to realize them in the twelve months.

NOTE 5 -        FAIR VALUE MEASUREMENT

In accordance with ASC 820, the Company measures marketable securities and auction rate securities at fair value. Available for sale marketable securities are classified within Level 1 or Level 2. Foreign currency derivative contracts are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

Investments in auction rate securities are classified within Level 2 since they are valued using observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

The Company estimated the fair value of the auction rate securities using the following: (i) the underlying structure and contractual provisions of each security; (ii) observing  prices that are based on inputs not quoted on active markets, but corroborated by market data and (iii) consideration of the probabilities of default, auction failure, or repurchase at par for each period.  These estimated fair values could change significantly based on future market conditions, which could result in recognizing other-than-temporary impairment losses.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5 -        FAIR VALUE MEASUREMENT (CONT)

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	$25,568	$-	$-	$25,568
Derivatives	-	75	-	75
Corporate debentures -Auction Rate Securities	-	2,200	-	2,200
Trust funds	719	-	-	719

Total	$26,287	$2,275	$-	$28,562

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Assets
Money Market funds (included in cash and cash equivalents	$18,807	$-	$-	$18,807
Corporate debentures- Auction Rate Securities	-	2,250	-	2,250
Municipal bonds	9,050	-	-	9,050

Total	$27,857	$2,250	$-	$30,107

Level 1-Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2-Valuations based on quoted prices in markets that are not active but for which all significant inputs are observable, either directly or indirectly.

Consistent with the Company’s investment policy guidelines, the ARS investments held by the Company all had AAA credit ratings at the time of purchase.

The estimated market value of the Company’s ARS holdings in collateralized debt obligations as of December 31, 2009 and as of 2008 were $2,200 and $2,250, respectively, with no impairments.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5 -       FAIR VALUE MEASUREMENT (CONT)

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

The fair values of long-term liabilities were estimated by discounting the future cash flows, using the rate currently available for liabilities of similar terms and maturity. The carrying amount of TAT’s long-term liabilities approximates their fair value.

NOTE 6 -       INVENTORIES

Inventories are composed of the following:

	December 31,
	2009	2008

Raw materials and components	$10,263	$10,179
Work in process	18,091	17,503
Spare parts	5,197	7,251
Finished goods	69	81

	$33,620	$35,014

Raw materials and components are net of reserve for slow moving and surplus production in the amount of $2,309 and $2,036 at December 31, 2009 and 2008, respectively.

NOTE 7 -       PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2009	2008
Cost:
Land and buildings (1)	$4,889	$3,734
Machinery and equipment (2)	33,190	32,875
Motor vehicles	1,554	1,873
Office furniture and equipment	1,802	1,804

	41,435	40,286

Less: Accumulated depreciation	26,972	25,099
Depreciated cost	$14,463	$15,187

Depreciation expenses amounted to $2,427, $2,393 and $1,557 for the years ended December 31, 2009, 2008 and 2007, respectively.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 -        PROPERTY, PLANT AND EQUIPMENT, NET (CONT)

(1)
Includes lease rights to land in the amount of $1 under a sub-lease agreement with TAT Industries. The lease period ends in 2020 and includes a renewal option if TAT Industries exercises the option granted by the Israel Land Administration. See also Note 10a.

(2)	The cost is net of investment grants received by Bental in the amount of $146 and $299 as of December 31, 2009 and 2008.

Liens on property, plant and equipment is discussed at Note 13f.

NOTE 8 -        GOODWILL AND INTANGIBLE ASSETS

a.	Intangible assets:

	December 31,
	2009	2008
Cost:
Customer relationships	$1,692	$2,815
Order backlog	505	568
Non-compete agreement	653	653
Trade name	70	128
License for service center	2,050	-
Others	145	179
	5,115	4,343
Accumulated amortization:
Customer relationships	624	620
Order backlog	505	568
Non-compete agreement	653	653
Trade name	30	128
License for service center	250	-
Others	129	179
	2,191	2,148
Amortized cost	$2,924	$2,195

Amortization expense amounted to $543, $960 and $474 for the years ended December 31, 2009, 2008 and 2007, respectively.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8 -        GOODWILL AND INTANGIBLE ASSETS (CONT)

b.	Based on the intangible assets in service as of December 31, 2009, estimated amortization expense for each of the next five years and thereafter is as follows:

Year ended December 31,	Amortization expenses

2010	$665
2011	665
2012	665
2013	603
2014	254
Thereafter	72

$2,924

c.	Changes in goodwill during the years 2009 and 2008 are as follows:

	2009	2008

Cost	$6,323	$5,104
Cumulative impairment	(324)	(324)
Balance, at January 1	$5,999	$4,780
Acquired - Bental - Note 1 d		1,185
Acquired -Limco		34
Effect of changes in exchange rate	(131)	-
Transfer of goodwill allocated to the propellers and parts businesses	(557)	-

As of December 31, 2009	$5,311	$5,999

NOTE 9 -        OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2009	2008

Employees and payroll accruals	$3,395	$3,635
Government authorities	240	608
Related parties	47	163
Advances from customers	288	525
Warranty provision	401	699
Sales rebates	141	290
Accrued royalties	349	178
Other accrued expenses	1,249	1,262

	$6,110	$7,360

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 -	TRANSACTIONS WITH RELATED PARTIES

a.	Transactions with TAT Industries:

	Year ended December 31,
	2009	2008	2007

Management fees (1)	$50	$50	$50

Other manufacturing costs	$-	$4	$5

Lease expenses (2)	$335	$329	$323

(1)
According to the agreement between TAT and TAT Industries, TAT Industries will pay the Company annual management fee in the amount of $50. In addition, the agreement states that in any case of selling or consuming of inventory items whose book value was fully depreciated on TAT Industries books, the Company will pay to TAT Industries half of the selling or consuming value. The management fees are recorded as a reduction under general and administration expenses.

(2)
During 2000, TAT entered into a lease agreement with TAT Industries for a period of 25 years. According to the agreement, TAT leases from TAT Industries the factory premises for an annual amount of approximately $300, with an increase of 2% annually, subject to a revaluation based on market value every five years. TAT is entitled to a one-time right of termination of the agreement after 10 years.

During 2005, a revaluation of the lease agreement was prepared by a valuation consultant, determining the annual lease fee as $329, based on which, the lease amount for year 2009 was adjusted to $335. The lease fees are recorded under general and administration expenses.

b.	Balances with related parties:

	December 31,
	2009	2008

TAT Industries - current account (1)	$27	$383

(1)	The balance mainly consists of current intercompany transactions between the Tat and Tat industries.

		Year ended December 31,
		2009	2008	2007
c.	Commissions to a company owned by certain former shareholders (see note 10d)	$-	$69	$442

	Management fee to shareholders (see g and i below)	$400	$100	$250

	Rental and other services (see h below)	$-	$170	$-
	Payroll benefits of former principal owners (see e below)	$-	$752	$533

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 -	TRANSACTIONS WITH RELATED PARTIES (CONT)

d.
The Company was committed to pay commissions to a company owned by certain of its shareholders for representing the heat exchangers division in North America. According to the agreement, the commissions were to be paid at a rate of 10% of the amount of inventories purchased in North America and 3% of the sales made in North America. The commissions were recorded as part of the cost of revenues and selling and marketing expenses, respectively. As of January 1, 2008, the Company incorporated a new subsidiary company, TAT Gal, to represent its heat exchangers division in North America, therefore the commission agreement with the affiliated company was terminated.

e.
As result of the change in control of TAT Industries’ shareholders, during December 2007, TAT's Chairman of the Board of Directors (former principal owner), announced his resignation from his position, effective January 1, 2008, but he continued his employment, as a consultant to TAT, in accordance with his employment agreement with TAT, until April 2008. On September 12, 2008, TAT and the former Chairman of the Board of Directors signed an appendix to the employment agreement, according to which the employment relationship would be deemed terminated retroactively, as of January 1, 2008, and TAT would pay the former Chairman of the Board of Directors, a fixed amount of $ 267 for all the benefits related to his employment.

On May 19, 2008, TAT's Chief Executive Officer and Vice Chairman of the Board of Directors, announced his resignation from his position effective to that date. Accordingly, a provision for notice period of $110 was recognized in the statement of income for the year ended December 31, 2008.

f.
The former Chairman of the Board of Directors and the former Vice Chairman of the Board of Directors of the Company were entitled each to a bonus of 2.5% of the annual consolidated operating income, in excess of $500. Total bonus expenses were $66 and $522 in 2008 and 2007 and were recorded as part of the general and administrative expenses.

g.
A former shareholder of TAT provided TAT with management and consulting services in consideration of the lower of: (i) 3% of the consolidated operating income of the company in excess of $500, or (ii) $250. Consulting expenses were $250 the year ended December 31, 2007 and were recorded a part of the general and administrative expenses. The management and consulting services agreement expired on December 31, 2007, pursuant to the sale by the shareholder of the majority of its holding in TAT, during December 2007.

h.	Bental is engaged in various agreements with its Non controlling interest and other related parties for the rental, maintenance and other services provided to it, in connection with its plant.

i.
Following the approval of TAT’s audit committee and Board of Directors, on February 8, 2009, the general meeting of TAT approved a management agreement with the controlling shareholder of the Company, Isal, under special majority as required in approving transactions with a controlling shareholder. According to the agreement, in return for the management services rendered by Isal to TAT, TAT will pay Isal an amount of $100 per quarter for the period commencing in October 2008. The agreement shall be in effect for a period of four years. Each party may terminate the management agreement by providing a four-month advance notice.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 -	TRANSACTIONS WITH RELATED PARTIES (CONT)

j.
On August 13, 2009, TAT’s audit committee and Board of Directors approved the appointment of Mr. Avi Ortal as CEO of the subsidiary, Limco-Piedmont simultaneously with serving as CEO of KMN Capital (USA), Inc. Mr. Ortal relocated to the U.S. and devotes his time to serving as CEO of the said companies. Mr. Ortal receives a salary of approximately $180 a year including a car and an insurance policy for his office as CEO of Limco-Piedmont. In the event of terminating the agreement by Limco-Piedmont without due cause, an advance notice of three months and an adjustment period of six months will be provided. According to Mr. Ortal's employment contract, Limco-Piedmont has undertaken to indemnify Mr. Ortal should he become subject to double taxation (in Israel and in the U.S.) for his work at Limco-Piedmont. Furthermore, Mr. Ortal will be entitled to a sum of approximately $180 for his office as CEO of KMN Capital (USA),Inc. Limco-Piedmont will bear the actual overall employment costs of Mr. Ortal as CEO of Limco- Piedmont and as CEO of KMN Capital (USA), Inc. KMN Capital (USA), Inc. will reimburse Limco- Piedmont for 50% of said costs. Every six months, the audit committees of TAT and of KMN Capital Ltd. will meet to examine if no material change had occurred in said companies' share in Mr. Ortal's employment costs. If a change had occurred, the audit committees of TAT and of KMN Capital Ltd. will determine an updated ratio, as required by law. Simultaneously with said appointment, on said date, Mr. Ortal resigned from his position as director in the Company and in TAT.

NOTE 11 -	SHORT TERM BANK CREDIT AND LONG TERM LOANS:

a.	Terms of the loans:

	Currency	Interest Rate December 31, 2009	Years of Maturity	December 31, 2009

Long-term loan (1)		$3.30%	2011-2013	$6,250
Long-term loan (2)	NIS	3.70%	2009-2014	1,443
Long-term loan (3)	NIS	3.0%	2009-2011	44

				7,737
Less - current maturities				374

				$7,363

Required principal payments (including current maturities) as of December 31, 2009, were as follows:

Year	Amount
2010	$374
2011	1,105
2012	1,213
2013	3,953
2014	1,092
$7,737

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -	SHORT TERM BANK CREDIT AND LONG TERM LOANS (CONT)

(1)
Loan received from an Israeli bank in a total amount of $6,250 out of which $5,000 were received during year 2008 and additional $1,250 were received during year 2009. The loan is to be repaid in four annual installments commencing 2011. This loan bears quarterly interest of Libor + 3.5%.

(2)	Loan received from an Israeli bank in the amount of $1,400 to be repaid in four annual installments, commencing 2010. This loan bears annual intrest of Prime + 1.2%.

(3)	Loan received from an Israeli bank Linked to the consumer price index

TAT provided certain guarantees and covenants, to secure long-term loans, see Note 13f.

b.	Line of credit

On June 15, 2009, Limco-Piedmont signed with a financial institution on a framework agreement for a total credit of up to $15,000, $5,000 of this amount will stand for Limco and $10,000 will stand for Piedmont. The credit bares interest rate of prime + 1.5%, and its utilization will be subject to compliance with financial covenants agreed between the parties. As of December 31, 2009, approximately $1,060 of total credit was utilized by Piedmont.

NOTE 12 -	LONG-TERM EMPLOYEE-RELATED OBLIGATIONS

Severance pay:

TAT's severance pay for its Israeli employees is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The liability is presented on the undiscounted basis. TAT records an expense for the net increase in its severance liability. TAT's liability for all of its Israeli employees is fully covered for by monthly deposits with severance pay funds, insurance policies, Mivtahim Social Insurance Institution Ltd. ("Mivtahim") and by an accrual.

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

Severance expense was $371, $441 and $408 for the years ended December 31, 2009, 2008 and 2007, respectively.

Limco-Piedmont sponsors a 401(K) profit sharing plan covering substantially all of its employees. The plan permits the employer to contribute a discretionary amount for a plan year, which the employer designates as qualified non-elective contribution. Contributions to plan by Limco were $193, $204 and $155 for the years ended December 31, 2009, 2008 and 2007, respectively. The Company expects to contribute approximately $570 in 2010 to the pension funds and insurance companies in respect of its severance and pension pay obligations.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -     COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commissions arrangements:

TAT is committed to pay marketing commissions to salesmen at a range of 1% to 12% of total sales contracts which were received through promotion and distribution carried out by them. Commission expenses were $880, $888 and $490 for the years ended December 31, 2009, 2008 and 2007, respectively. The commissions were recorded as part of the selling and marketing expenses.

b.	Royalty commitments:

(1)
TAT is committed to pay royalties to third parties through 2011 of between 1% and 2% of sales of products developed by the third parties or developed .Royalty expenses were $30, $45 and $26 for the years ended December 31, 2009, 2008 and 2007, respectively. The royalties were recorded as part of the cost of revenues.

(2)
TAT is committed to pay royalties to third parties through 2012 of between 9% and 17% of sales of products developed by the third parties. Royalty expenses were $324, $214 and $239 for the years ended December 31, 2009, 2008 and 2007, respectively. The royalties were recorded as part of the cost of revenues.

(3)
Bental is committed to pay royalties to the Israeli government on proceeds from the sales of products, in the research and development of which the Israeli government participated by way of grants. Under the terms of Bental’s funding from the Office of the Chief Scientist, royalty payments are computed on the portion of sales from such products at a rate of 2% and 3.5%. The commitment to the Chief Scientist is limited to the amount of the received participation (dollar linked), with the addition of an annual interest rate based on Libor. As of December 31, 2009, the total amount of royalty bearing grants due by TAT to the Chief Scientist was approximately $133.

c.	Lease commitments:

Limco-Piedmont leases some of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through January 2013. The monthly rental expense ranges from approximately $0.1 to $9. Certain leases contain renewal options as defined in the agreements. Lease expense (excluding related parties) totaled $253, $214 and $330 for the years ended December 31, 2009, 2008, and 2007 respectively.

TAT leases its factory from the parent company; see Note 10(a), until 2020.

Bental leases an area of its plant from its related party for $58 per annum, under a long-term lease until 2013.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT)

c.	Lease commitments (Cont)

As of December 31, 2009, future minimum rental payments under non-cancelable operating leases are as follows:

2010	$671
2011	652
2012	483
2013	434
2014	428

Total	$2,666

d.	Legal claims

(1)
During 2004, two former employees filed a claim against TAT and against an employment agency, alleging breach of contract and seeking compensation for salary delays and salary differences in the amount of $279. After balance sheet date this matter was agreed in mediation and the Company paid $20 to the former employees.

(2)
On April 8, 2009, a claim was filed with the District Court in Tulsa, Oklahoma, USA by a third party, in person and on behalf of others, against TAT, Limco-Piedmont and its directors. The claim is meant to represent the public shareholders of Limco-Piedmont and seeks monetary compensation for the plaintiffs as a result of the merger, mentioned in Note 3b(2), alleging, among other things, illegal management of the merger process and pricing and the non disclosure of significant information regarding the proposed merger. The parties reached a settlement whereby the plaintiffs will receive $250 through an insurance policy of officers and directors in TAT in return for dismissing the claim. On November 12, 2009, the District Court in Tulsa approved the settlement.

(3)
On July 3, 2009, Limco-Piedmont signed an agreement settling a commercial dispute ("the agreement") with one of its suppliers. According to the agreement signed between the parties, Limco-Piedmont will serve as the supplier's licensed service center for performing repairs, renovation and servicing of aircraft components for a period of five years ending on May 31, 2014, in return for $3,600. Prior to signing the agreement, Limco-Piedmont's engagement with said supplier was based on older agreements which were to end on May 31, 2011 and July 31, 2010. The fair value was based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers based on which Piedmont carried an amount of approximately $1,550 as an expense for settling the dispute and the balance was carried as an intangible asset in the TAT’s books and is amortized over the remaining contractual period.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT)

e.	Guarantees:

(1)
Bental provides bank guarantees to third parties, in the ordinary course of business, mainly in order to secure certain advances from customers. The maximum credit risk for these guarantees totaled approximately $ 473 as of December 31, 2009.

(2)	In order to secure TAT's liability to the Israel customs, the Company provided bank guarantee in the amount of $36. The guarantee is linked to the consumer price index and is valid until April 2011.

f.	Covenants and liens on assets:

(1)
In connection with its line of credit, Limco-Piedmont are obligated to meet certain financial covenants. Such covenants include requirements for minimal tangible net worth, maximum leverage, debt service coverage rations and minimal borrowing base.

(2)
In order to secure bank loans in the amount of $6,250, TAT granted a lien on a bank deposit of $1,500, which is recorded as restricted cash in the balance sheet, as well as specific lien on Bental's shares held by TAT. In addition, TAT is obligated to certain covenants including (i) TAT’s minimal shareholders’ equity; (ii) TAT’s shareholders’ equity to its net assets ratio;  (iii) Bental’s debt to its operational profit ratio;  (iv) TAT’s debt to its share in Bental’s net income ratio ;  and (v) Bental has annual profit. As of December 31, 2009, TAT meets all covenants.

(3)
In order to secure bank loans in the amount of $1,486, Bental granted floating liens on all of its property and assets, fixed lien on its unpaid share capital, goodwill and first priority liens on its fixed assets, checks and other trading instruments. In addition, Bental is obligated to certain covenants including: (i) minimal shareholders’ equity; (ii) Debt to EBITDA ratio and (iii) Bental’s shareholders’ equity to its net assets ratio. As of December 31, 2009, Bental meets all covenants

(4)	A lien on Bental Approved Enterprise has been registered in favor of the State of Israel (see Note 16c below).

(5)
In order to secure a guarantee Limco-Piedmont provided a guarantee to FAvS, on the amount of $7,000 and for the period of up to 2 years, Limco-Piedmont granted a lien on a bank deposit of $3,500, which is recorded as restricted cash in the balance sheet.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -     SHAREHOLDERS' EQUITY

a.
TAT's ordinary shares confer upon their holders voting rights, the right to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of TAT.

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

TAT recorded the fair value of the credit line, which amounted to $265, as deferred charges, which were amortized throughout the term of the credit line agreement. As such, the total proceeds received for the issuance of shares and warrants, consisting of cash and a provision of a credit line, amounted to $6,265 from which issuance expenses in the amount of $273 were deducted. In addition, a consulting agreement was entered into with the investors, see Note 10e.

On September 5, 2006, TAT notified the investor on the cancellation of the credit line, which was not utilized. As a result, TAT recorded the unamortized portion of the deferred charge, amounted to $149 to financial expenses.

On February 21, 2007, the investor exercised its warrant to purchase 500,000 Ordinary shares of NIS 0.9 par value each, in accordance with the investment agreement, for an exercise price of $6.94 per share, which reflected the base exercise price of $8.5 reduced by the effect of dividends during the period the warrants were outstanding.

c.
On July 2, 2009, TAT completed a merger with Limco-Piedmont. As part of the merger, TAT acquired the entire remaining shares of Limco-Piedmont held by Limco-Piedmont's public shareholders in exchange for 2,520,372 newly issued shares of TAT, see also note 3b(2).

d.	Treasury purchase plan

On March 11, 2009 and on August 13, 2009, TAT’s board of directors authorized its management to enter into an engagement with Oppenheimer Israel Investment House for the blind trust purchase of TAT’s shares under rule 10b5-1 of the Securities Exchange Act of 1934.

The first purchase plan (from March 11, 2009) was terminated on March 26, 2009, under which TAT purchased 4,650 shares for a cumulative amount of $ 26.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -     SHAREHOLDERS' EQUITY (CONT)

The second purchase plan (from August 13, 2009) permitted for Oppenheimer Israel to purchase shares of TAT during trade on a foreign stock exchange at a scope of up to $ 2 million in a period of six months from August 13, 2009 and at a price not exceeding $ 9 per share. As of December 31, 2009, 253,390 shares were purchased under the second plan, representing approximately 2.8% of the Company's share capital in consideration of approximately $ 2,000 (an average of $ 7.9 per share).

The purchased shares under both plans became dormant as defined in the Israeli Companies Law.

A reconciliation of opening and closing balances of the number of ordinary shares (in thousands) is presented below:

	2009	2008	2007
Balance outstanding at beginning of year	6,553	6,543	6,043
Increase of shares			500
Increase of shares to Non controlling interest	2,520
Exercise of options by employees		10
Purchase to treasury shares	(258)
Balance outstanding at end of year	8,815	6,553	6,543

e.	Stock option plans

(1)
In January 1999, TAT adopted a stock option plan for its employees, directors and officers, whereby options to purchase up to 500,000 Ordinary shares (out of which 402,500 stock options were granted to executives) were to be granted, at an exercise price of $1.625 per share (which equaled the market pric e on the date of grant). All of the options have been granted under the above plan. Under the terms of the plan, the options were fully vested as of the grant date. As of December 31, 2008, 7,500 were still outstanding. These options expired in January 2009.

The following table is a summary of the activity of TAT's stock Option plan:

	Year ended December 31,
	2009		2008		2007
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	7,500	$1.625	17,500	$1.625	17,500	$1.625
Exercised	-	-	(10,000)	1.625	-	-
Forfeited	-	-	-	-	-	-
Expired	(7,500)	1.625	-	-	-	-

Outstanding at the end of the year	-	$-	7,500	$1.625	17,500	$1.625

Exercisable options	-	$-	7,500	$1.625	17,500	$1.625

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -     SHAREHOLDERS' EQUITY (CONT)

e.	Stock option plans (Cont)

The total intrinsic value of options exercised during the years ended December 31, 2008 was $50, based on the Company's average stock price at the exercise date.

(2)
On August 14, 2008, TAT's Board of Directors approved the grant of 65,477 unregistered options of Series A, B and C to its Chief Executive Officer. Each options Series A, B and C vest over two, three and four years commencing May 19, 2008, respectively, and expires three years after vesting. Each Series A, B and C option can be exercised into one Ordinary share 0.9 NIS par value, for an exercise price of $6.15 (adjusted for dividend distribution and other equity changes as defined in the option grant terms). Alternatively, the Chief Executive Officer can opt to receive TAT's Ordinary shares based on the value of the appreciation over the exercise price.

The fair value of the stock options granted at the grant date, is $2.69, $2.9 and $3.15, for Series A, B a C, respectively, based on the Black-Scholes option-pricing model with the following weighted average assumptions:

	Series A	Series B	Series C

Number of options	21,826	21,826	21,825
Weighted average expected stock price volatility	60.05%	55.96%	54.57%
Weighted average expected option life (in years)	3.25	4.25	5.25
Average risk free interest rate	2.72%	2.94%	3.15%
Dividend yield	0%	0%	0%

The expected volatility is based on the historical volatility of the Company’s stock. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the stock options granted. The expected life assumption is based on assumption related to the options’ vesting schedules and life terms. The dividend yield is derived from the absence of formal dividend distribution plan.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -     SHAREHOLDERS' EQUITY (CONT)

e.	Stock option plans (Cont)

The following table is a summary of the activity of TAT's stock Option plan:

	Year ended December 31
	2009		2008
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	65,477	$6.15
Granted	-	-	65,477	$6.15
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-

Outstanding at the end of the year	65,477	$6.15	65,477	$6.15

Exercisable options	-	-	-	-

Compensation expenses attributable to outstanding stock options were $63 and $47 for the years ended December 31, 2009 and 2008. Compensation expense is recognized in the statement of income as an operating expense based on the fair value of the option over the requisite service period. As of December 31, 2009, the total recognized compensation cost related to non-vested stock awards was $110 and the weighted average period over which the cost is expected to be recognized is approximately 4 years.

(3)
Limco Inc. entered into a share based compensation agreement with its Chief Executive Officer ("CEO") during August, 2005. The compensation agreement is made up of 45,000 Phantom Stock options and stock options to be issued upon the completion of an IPO by Limco Inc. The Phantom Stock options had a base exercise price of $6.37.  At the date of exercise, the CEO received a cash payment for the difference between the exercise price and the average price of TAT’s stock price for the 60 days preceding the exercise date. During the year ended December 31, 2007, Limco Inc. recorded expenses of $325. As of December 31, 2007, all of the Phantom Stock options had been exercised.

(4)
Effective July 19, 2007, Limco Inc. established an Incentive Compensation Plan, ("The 2007 Plan"), under which, Limco Inc. may issue options to purchase 600,000 shares of Common stock. Pursuant to the plan during 2007, 404,250 options were granted, with an exercise increment for each option of $11. The options vest in three equal annual installments, except for 66,000 options that vest in four equal semi-annual installments. Options generally expire five to ten years from date of grant. During 2008 additional 60,000 options were granted with an exercise increment for each option of $5.88.

The weighted average grant date fair value of the stock options granted under this 2007 plan during the years ended December 31, 2008 and 2007 was $5.38 and $2.63, respectively.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -     SHAREHOLDERS' EQUITY (CONT)

e.	Stock option plans (Cont)

(5)
On February 25, 2009, Limco-Piedmont's board of directors decided to grant options to directors and managers to purchase 230,000 Common stock of Limco-Piedmont ("The 2009 plan"). The optionees included the Company's Chairman, CEO and a director in the Company who also serve as directors in Limco-Piedmont who each received 30,000 options. The exercise increment for each option is $ 2.16 and its value based on the Black & Scholes option pricing model is $ 1.06.

The following table summarizes Limco's weighted average assumptions used in the valuation of options (granted under 2007 plan and 2008 plan) for the years ended December 31, 2009 and 2008, respectively:

	2009	2008

Weighted average expected stock price volatility	56%	56%
Weighted average expected option life (in years)	3.5	3.5
Average risk free interest rate	2.87%	2.87%
Dividend yield	0%	0%

The expected volatility is based on the historical volatility of the Company’s stock. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the stock options granted. The expected life assumption is based on assumption related to the options’ vesting schedules and life terms. The dividend yield is derived from the absence of formal dividend distribution plan.

Limco uses the Black-Scholes option pricing model to determine the weighted average fair value of options. The volatility factor used in the Black-Scholes option pricing model is based on historical stock price fluctuations. Due to the relative short period of the time Limco has been public TAT has estimated a 0% forfeiture rate. The expected term of options is based on the simplified method as allowed under and ASC 718-10-S99 and 110 issued by the SEC.  The simplified method assumes the option will be exercised midway between the vesting date and the contractual term of the option.  Limco is able to use the simplified method as the options qualify as “plain vanilla” options as defined by ASC 718-10-S99 and since Limco does not have sufficient historical exercise data to provide a reasonable basis to estimate expected term. Expected dividend yield is based upon Limco’s historical and projected dividend activity and the risk free interest rate is based upon US Treasury rates appropriate for the expected term of the options.

(6)
Upon the completion of the merger between TAT and Limco-Piedmont, as detailed in Note 3(b)(2) above, all options granted under Notes 14 (e) 4&5 above were cancelled. Upon the cancellation date, Limco-Piedmont recorded expenses totaling $ 542 which as of the date of cancellation has not yet been recorded as an expense in the financial statements.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -     SHAREHOLDERS' EQUITY (CONT)

e.	Stock option plans (Cont)

Compensation expenses attributable to the said outstanding stock options were $904 (including the above $542 expense) and $175 for the years ended December 31, 2009 and 2008, respectively. Compensation expense is recognized in the statement of income as an operating expense based on the fair value of the option over the requisite service period.

A summary of Limco-Piedmont’s Option plans activity for the years ended December 31, 2009 and 2008, is presented below:

	Number of options	Weighted average exercise price	Weighted average contractual life remaining	Aggregate intrinsic value (1)
	(in thousands)		in years	(in thousands)
Outstanding at January 1, 2007	--
Granted	404	$11.00	4.5	$570
Forfeited
Outstanding at January 31, 2007	404	$11.00	4.5	$570

Granted	60	$5.88
Forfeited	(153)	$11.00
Outstanding at December 31, 2008	311	$10.01	4.37	$-

Granted	230	$2.25
Forfeited	(541)	$6.71
Outstanding at December 31, 2009	-	-		-

Exercisable at December 31, 2009	-	$-		$-

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

f.	Dividends

On September 2, 2007, TAT’s Board of Directors declared a dividend in the amount of $2,617, or $0.40 per share, for all of the shareholders of TAT at the effective date - October 16, 2007. The dividend was fully paid on November 6, 2007.

On March 11, 2009, TAT’s Board of Directors declared a cash dividend in the total amount of $3,500, or $0.55 per share, for all of the shareholders of Company at the effective date - March 29, 2009. TAT paid the dividend on April 8, 2009.

On March 11, 2009, Bental’s Board of Directors approved the distribution of cash dividend in the total amount of $3,150. The dividend was paid on April 5, 2009, out of which TAT received $2,205.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -     SHAREHOLDERS' EQUITY (CONT)

On November 12, 2009, TAT’s Board of Directors declared a cash dividend in the total amount of $2,660 or $0.38 per share, for all of the shareholders of the Company at the effective date November 23, 2009. TAT paid the dividend on December 7, 2009.

On November 24, 2009, Bental’s Board of Directors approved the distribution of cash dividend in the total amount of $1,297. The dividend was paid on December 7, 2009, out of which TAT received $908.

NOTE 15 -	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share:

	Year ended December 31,
	2009	2008	2007
Numerator:

Net income attributed to TAT	$1,753	$4,268	$31,979

Denominator:

Weighted average number of basic shares outstanding during the year	7,893,639	6,546,055	6,344,041

Effect of dilutive securities:
Stock options and warrants	-	20,194	63,463

Denominator for diluted net income per share	7,893,639	6,566,249	6,407,504

The weighted average number of outstanding options excluded from the calculation of diluted net earnings per share, due to their anti dilutive effect was 65,477 for the year ended December 31, 2009, 9,298 for the year ended December 31, 2008 and none for the year ended December 31, 2007.

NOTE 16 -	INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985

In accordance with the above law results for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (CPI).  Under the Inflationary adjustments law (Amendment No. 20, 2008, hereafter – "the amendment"), that was enacted in the Israeli Parliament on February 26, 2008, the provisions of the Inflationary adjustments law will no longer apply to TAT in 2008 and thereafter. The amendment specifies transitional provisions regarding the discontinuance of the provisions of the Inflationary adjustments law that have applied to TAT through the end of 2007.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -	INCOME TAXES (CONT)

b.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969

The Company has a status of an "Industrial company" as defined in the Industry law.  In accordance with this status and related regulations, the Company is entitled to claim for tax purposes increased depreciation deductions in respect for equipment used for its industrial activities. In accordance with "special accelerated depreciation regulations" (2008), companies that most of their activities are "approved activities" as defined in the Industrial law are entitled to claim the accelerated depreciation expenses  for machinery and equipment bought between June 1, 2008 to May 31, 2009.

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Some facilities of the Israeli companies in Israel have been granted approved enterprise status under the above law.

The main tax benefits available are:

Investment Grants

In respect of some of the Israeli companies' facilities the companies are entitled to investment grants given in certain rates between 10% to 25% and in accordance with the location of these facilities.

In respect of income derived from the approved enterprise, the Israeli companies are entitled to reduced tax rates during a period of up to seven years from the year in which such enterprise first earn taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

Income derived from the approved enterprise is tax exempt during the first two years of the seven year tax benefit period as above, and is subject to a reduced tax rate not exceeding 25% during the remaining years of benefits.

For a consolidated company, a plan for the expansion of its facilities was approved as an "Approved plan" under the Law. Accordingly, the income derived from this plan will be subject to the above mentioned tax benefits.

In the event of distribution of a cash dividend from income which was tax exempt as above, the Company would have to pay the 25% tax in respect of the amount distributed. Company has policy not to distribute cash dividends from such exempt income. As of December 31, 2009, the Company had accumulated a total amount of $7.5 million of exempt income.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -	INCOME TAXES (CONT)

Conditions for the entitlement of benefits

The above mentioned benefits are subject to the fulfillment of the terms specified in the Law, the related regulations and the approval plans as specified above. Failure to fulfill these terms might result the cancellation of the tax benefits (all or some), in which case the Company will be required to repay all benefits including interest and fines. Management estimates that the Israeli companies comply with all terms as mentioned above.

d.	Reduction of Israeli corporate tax rate

The rate of the Israeli corporate tax is as follows: 2008 - 27%, 2009 - 26%, 2010 - 25%. In July 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. The effect of the abovementioned change on the financial statements is immaterial.
e.	U.S. subsidiaries

U.S. subsidiaries are taxed based on federal and state tax laws.  The effective tax rate for 2009, 2008, and 2007 was 38%, 41.48% and 35.6%, respectively.

f.	Tax assessments

TAT’s income tax assessments are considered final through 2005.

Bental income tax assessments are considered final through 2006.

Limco-piedmont income tax assessments are considered final through 2006.

TAT-GAL which was incorporated in 2008 has not received final tax assessment yet.

The Company and its parent company file a consolidated tax report for the Israeli tax authorities. Accordingly, each one the companies is entitled to use its tax  losses (resulted from the first year of consolidated tax report)  against taxable income of the other company and subject to certain limitations.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -	INCOME TAXES (CONT)

g.	Income tax reconciliation:

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to income taxes as reported in the statements of income:

	Year ended December 31,
	2009	2008	2007
Income before income taxes as reported in the statements of income	$1,367	$6,888	$35,962

Statutory tax rate in Israel	26%	27%	29%

Theoretical tax expenses	355	1,860	10,429
Increase (decrease) in income taxes resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	402	671	532
Reduced tax rate on income derive from "Approved Enterprises" plans	(20)	(268)	-
Permanent differences	155	-	-
Reduced tax rate on capital gain from sale of shares of subsidiary company	-	-	(6,400)
Difference in basis of measurement for financial reporting and income tax purposes	-	(636)	(870)
Tax in respect of prior years	*(1,609)	77	(535)
Non-deductible expenses	(48)	91	56

Income taxes as reported in the statements of income	$(765)	$1,795	$3,212

*
Income taxes benefit relating to prior years is a result of an approved enterprise certificate granted to Bental by the Israeli tax authorities in 2009. At the time only when receiving such approval was Bental able to recognize certain tax benefit relating to 2008.

h.	Income before income taxes is comprised as follows:

	Year ended December 31,
	2009	2008	2007

Domestic (Israel)	$4,222	$2,263	$27,897
Foreign (United States)	(2,855)	4,625	8,065

	$1,367	$6,888	$35,962

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -	INCOME TAXES (CONT)

i.	Income taxes included in the statements of income:

	Year ended December 31,
	2009	2008	2007
Current:
Domestic (Israel)	$1,163	$73	$671
Foreign (United States)	(1,188)	1,845	2,862

	(25)	1,918	3,533
Deferred:
Domestic (Israel)	(51)	(201)	(330)
Foreign (United States)	920	78	9

	869	(123)	(321)
Previous years
Domestic (Israel)	(1,609)	-	-
Foreign (United States)	-	-	-
	(1,609)	-	-

	$(765)	$1,795	$3,212

*
Income taxes benefit relating to prior years is a result of an approved enterprise certificate granted to Bental by the Israeli tax authorities in 2009. At the time only when receiving such approval was Bental able to recognize certain tax benefit relating to 2008.

j.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TAT's deferred tax liabilities and assets are as follows:

	December 31,
	2009	2008
Deferred tax assets (liabilities):
Allowance for doubtful accounts	$846	$72
Unrealized gains	237	375
Provisions for employee benefits and other temporary differences	597	789
Inventory	712	--
Tax loss carryforwards	--	238
Deferred tax assets – short-term- other accounts receivables	$2,392	$1,474
Provisions for employee benefits and other temporary differences- Deferred tax assets – Long-term	$220	--
Other temporary differences Deferred tax Liabilities – Short-term- other accounts payable	$19	--
Fixed assets and intangible assets	(1,704)	(1,086)
Gain from sale of the propellers & parts businesses	(1,332)	--

Deferred tax Liabilities - Long-term	$(3,036)	$(1,086)

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -	INCOME TAXES (CONT)

As of December 31, 2009, TAT did not provide a valuation allowance in respect of deferred tax assets, since management currently believes that it is more likely than not that the deferred tax asset will be realized in the future.

TAT does not intend to distribute earnings of a foreign subsidiary aggregating $14,834 as of December 31, 2009, and accordingly, no deferred tax liability has been established relative to these earnings. If these amounts were not considered permanently reinvested, a deferred tax liability would have been required.

k.
Effective January 1, 2007, TAT adopted a new pronouncement which clarify the accounting "Accounting for Uncertainty in Income Taxes, an Interpretation of ASC 740" ("the pronouncement"), The  pronouncement  clarifies the accounting for uncertain tax positions. The pronouncement prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under the pronouncement, tax positions shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. The pronouncement also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. TAT was required to apply the provisions of the pronouncement to all tax positions upon initial adoption with any cumulative effect adjustment to be recognized as an adjustment to retained earnings.

During 2008, Limco was audited by the Internal Revenue Service for the tax year ended December 31, 2006. It was the determination of the Internal Revenue Service that Limco had deemed dividend distributions to TAT related to interest expense charged during 2005, 2006 and 2007.  Interest and penalties totaling $43 have been charged to income tax expense during the year ended December 31, 2008.  The audit is now closed and Limco believes that the only tax years open for audit are the years ended December 31, 2007 through December 31, 2009.

A reconciliation of the beginning and ending amount of recognized provision, as a result of a new pronouncement which clarify the accounting "Accounting for Uncertainty in Income Taxes, an Interpretation of ASC 740", is as follows:

Amount

Balance at January 1, 2008	$248
Additions for tax positions of prior years	189
Settlements with tax authorities	(437)

Balance at December 31, 2008	-

Additions for tax positions of prior years	-
Settlements with tax authorities	-

Balance at December 31, 2009	$-

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	SEGMENT INFORMATION

a.	Segment Activities Disclosure:

As of December 1, 2009, following the completion of the investment agreement signed between TAT and FAvS, see Note 1(h), pursuant to which Piedmont acquired 37% of the Class B Common Stock of FAvS in return for Piedmont's propeller and parts businesses, the Company began reporting its operations based on three operating segments:

-
The Original Equipment Manufacturing ("OEM") segment in the field of heat transfer products referring mainly to the following areas of activity: (a) planning, developing, manufacturing and marketing a wide range of various types of heat transfer products used in mechanical and electronic systems for the military and commercial aircraft industries; (b) developing and manufacturing cooling and environmental control systems used in aircrafts, military facilities, tents and armored vehicles; (c) manufacturing a wide range of aircraft accessories such as fuel systems, turbines and airborne pneumatic components.

-
The OEM of electrical motion systems segment referring mainly to planning and manufacturing electrical motion system protection and custom made electro-mechanical systems used in civilian and military systems.

-
The Maintenance, Repair, Overhaul ("MRO") segment referring to rendering MRO services for overhaul aircraft systems installed mainly in commercial aircrafts. The MRO services consist of heat transfer products, APUs, landing gear, propellers and related control accessories.

TAT evaluates segment performance based on revenue and operating income.  The operating income reported in TAT's segments excludes corporate and other unallocated amounts.  Although such amounts are excluded from the business segment results, they are included in reported consolidated earnings.  Corporate and unallocated amounts include executive level expenses and certain expenses related to accounting and finance, human resources and information technology departments.

During 2008 through December 1, 2009, TAT managed also a fourth segment – the Part segment, that focused on sales of parts of APU's, propellers, landing gears and other aviation components.

The OEM of electrical motion systems segment was added with the consolidation of Bental, following its acquisition on August 18, 2008 (see note 3(a)).

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure:

The following financial information is the information that management uses for analyzing the segment results. The figures are presented in consolidated method as presented to management.

Cost related to selling and marketing and general and administrative for MRO and Parts are allocated based on revenues. This was a change made in 2008. The segment results for 2007 related to MRO and Parts have been restated to conform with this allocation method.

The following financial information is a summary of the operating income of each operational segment:

	Year ended December 31, 2009
	OEM- Heat Transfer Products	OEM - Electric Motion Systems	MRO	Parts (*)	Corporate	Elimination from inter companies sale	Consolidated

Revenues
Sale of products	$28,617	$11,321	$-	$-	$-	$(5,187)	$34,751
Services and other			42,283	6,057			48,340
Total revenues	28,617	11,321	42,283	6,057		(5,187)	83,091

Cost of revenues	19,809	8,021	37,900	5,879	-	(4,714)	66,895

Gross profit	8,808	3,300	4,383	178	-	(473)	16,196

Research and development expenses	408	272	-	-	-	-	680
Selling and marketing expenses	1,063	629	1,668	359	-	-	3,719
General and administrative expenses	3,767	1,176	6,196	516	3,324	-	14,979
Capital gain			(4,400)				(4,400)

Operating income (loss)	$3,570	$1,223	$919	$(697)	$(3,324)	$(473)	$1,218

(*) For the period of January 1 through November 30, 2009.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont)

	Year ended December 31, 2008
	OEM- Heat Transfer Products	OEM - Electric Motion Systems	MRO	Parts	Corporate	Elimination from inter companies sale	Consolidated

Revenues
Sale of products	$27,857	$9,758	$-	$-	$-	$(5,891)	$31,724
Services and other			54,276	17,289			71,565
Total revenues	27,857	9,758	54,276	17,289	-	(5,891)	103,289

Cost of revenues	21,058	7,845	43,664	13,922	-	(5,926)	80,563

Gross profit	6,799	1,913	10,612	3,367	-	35	22,726

Selling and marketing expenses	1,364	250	2,094	661	-	-	4,369
General and administrative expenses	4,342	713	3,466	1,024	2,862	-	12,407

Operating income (loss)	$1,093	$950	$5,052	$1,682	$(2,862)	$35	$5,950

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont)

	Year ended December 31, 2007
	OEM- Heat Transfer Products	MRO	Parts	Corporate	Eliminations from inter Companies sales	Consolidated

Revenues
Sale of products	$23,489	$-	$-	$-	$(4,561)	$18,928
Services and other		49,392	20,384			69,776
Revenues	$23,489	$49,392	$20,384	-	$(4,561)	$88,704

Cost of revenues	17,891	35,205	16,603	-	(4,492)	65,207

Gross profit (loss)	5,598	14,187	3,781	-	(69)	23,497

Selling and marketing expenses	1,106	2,088	525	-	-	3,719
General and administrative expenses	3,540	1,988	455	5,012	-	10,995

Operating income (loss)	$952	$10,111	$2,801	$(5,012)	$(69)	$8,783

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	SEGMENT INFORMATION (CONT)

c.	The following financial information identifies the assets to segment

	As of December 31, 2009
	OEM – Heat Transfer Products	OEM - Electric Motion Systems	MRO	Parts	Corporate	Consolidated

Assets	$38,354	$13,888	$51,220	$-	$21,029	$124,491
Depreciation and amortization	1,050	507	1,413	-	-	2,970
Capital investments	846	960	3,052	-	-	4,858
Goodwill	-	1,055	4,256	-	-	5,311

	As of December 31, 2008
	OEM – Heat Transfer Products	OEM - Electric Motion Systems	MRO	Parts	Corporate	Consolidated

Assets	$39,822	$19,170	$39,480	$7,118	$30,340	$135,930
Depreciation and amortization	1,020	1,164	1,169	-	-	3,353
Capital investments	1,095	767	1,696	-	-	3,558
Goodwill	-	1,185	4,814	-	-	5,999

	As of December 31, 2007
	OEM – Heat Transfer Products	OEM - Electric Motion Systems	MRO	Parts	Corporate	Consolidated

Assets	$40,704	-	$33,299	$3,522	$35,882	$113,407
Depreciation and amortization	906	-	1,123	2	-	2,031
Capital investments	3,404	-	2,884	15	-	6,303
Goodwill	-	-	4,780	-	-	4,780

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	SEGMENT INFORMATION (CONT)

d.	The following presents total revenues, based on the location of the end customers, for the years ended December 31, 2009, 2008 and 2007 and long-lived assets as of those dates.

	2009		2008		2007
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
Sale of products

Israel	$19,613	$9,312	$17,077	$9,164	$7,369	$6,758
Asia	-	-	1,173	-	111	-
North America	7,554	-	8,233	-	7,793	-
Europe	5,788	-	5,241	-	3,593	-
Other	1,796	-	-	-	62	-

	$34,751	$9,312	$31,724	$9,164	$18,928	$6,758

	2009		2008		2007
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Services

Israel	$95	$-	$-	$-	$14	$-
Asia	-	-	3,324	-	2,444	-
North America	34,043	5,151	49,239	6,023	48,761	5,169
Europe	10,767	-	14,269	-	14,891	-
Other	3,435	-	4,733	-	3,666	-

	$48,340	$5,151	$71,565	$6,023	$69,776	$5,169

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18 -      SELECTED STATEMENTS OF INCOME DATA

		Year ended December 31,
		2009	2008	2007
a.	Financial income (expenses), net:
	Financial income:
	Foreign currency translation adjustments	$1,541	$1,257	$305
	Interest on cash equivalents, short-term bank deposits and others	650	1,420	1,402

		2,191	2,677	1,707
	Financial expenses:
	Bank charges	(214)	(264)	(142)
	Interest on long-term loans	(206)	(143)	(640)
	Foreign currency translation adjustments	(1,462)	(943)	(220)
	Interest expenses on call option to Non controlling interest	(72)	(28)	-
	Others	(88)	(125)	(4)
		(2,042)	(1,503)	(1,006)
		$149	$1,174	$701

		Year ended December 31,
		2009	2008	2007
b.	Other income (expenses), net:

	Gain from sale of shares and decrease in holding of subsidiary company	$-	$-	$26,375
	Gain (Loss) on sale of marketable securities classified as available-for-sale		(236)	34
	Other income	-	-	69

		$-	$(236)	$26,478

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19 -      SUPPLEMENTAL CONSOLIDATED BALANCE SHEET INFORMATION

	Warranty provision	Inventory Reserve	Account Receivable

Reserves and Allowances

Balance, as of January 1, 2007	$776	$1,644	$280
Additions	8	124	10
Write-offs, net of recoveries	-	-	(135)

Balance, as of December 31, 2007	784	1,768	155
Additions	215	268	180
Write-offs, net of recoveries	(300)	-	(181)

Balance, as of December 31, 2008	699	2,036	154

Additions	71	273	2,394
Write-offs, net of recoveries	(369)	-	(188)

Balance, as of December 31, 2009	$401	$2,309	$2,360

NOTE 20 -      SUBSEQUENT EVENT

In April 2010, the Company was notified by FAvS that one of the customers of the propeller MRO business, which had been contributed to FAvS by Piedmont, was requesting reimbursement for damages purportedly caused to certain propellers.  FAvS in turn, advised the Company that it wanted the Company to reimburse it for any liability FAvS might incur to such customer.  This controversy is in its early stage and it is unclear at this point what liability, if any, the Company might eventually incur.  As of the date hereof, the Company has provided a reserve of $350 with respect to this potential expense.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAT TECHNOLOGIES LTD.

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer (Principal Accounting Officer)

Date: June 28, 2010