Form 20-F
period 2010-12-31
TAT TECHNOLOGIES LTD
filed 2011-06-30
CIK 808439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

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

P.O. Box 80, Gedera 70750, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.90 Par Value	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.90 per share…………… ________
(as of December 31, 2010)

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

As of December 31, 2010, we operate under three segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Transfer products through our Gedera facility; (ii) OEM of Electric Motion Systems through our Bental subsidiary; and (iii) Maintenance, Repair and Overhaul or ‘MRO” services through our Limco subsidiary.  Until December 4, 2009, TAT also operated a fourth operational segment, the Parts services, which was contributed to First Aviation Services, Inc., or “FAvS” as part of the transaction described under “Item 4 – Information of the Company; History and development of TAT”.

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

Limco provides MRO services to the aerospace industry. Limco’s Federal Aviation Administration, or FAA, certified repair stations provide aircraft with MRO services for airlines, air cargo carriers, maintenance service centers and the military, primarily for heat transfer components, landing gear and auxiliary power units (APU). In addition to Limco’s MRO services, Limco is also, to a limited extent, an OEM of heat transfer equipment for airplane manufacturers and other related products.

Limco’s Parts services division, operated until December 4, 2009, focused on inventory management and sale of APU parts, propellers and landing gear. Limco offered parts services for commercial, regional and charter airlines and business aircraft owners. On December 4, 2009, TAT contributed its parts division to First Aviation Services Inc., or FAvS and now holds 36.6% of FAvS's share capital (See “Item 4 – Information of the Company; History and development of TAT”).

FAvS, together with its subsidiaries, is a leading supplier of aircraft parts and components to the aviation industry worldwide, and is a provider of third party logistics and inventory management services to the aerospace industry. FAvS distributes the products of over 150 parts and component manufacturers and suppliers and in addition, offers certain maintenance, repair and overhaul services through three Federal Aviation Administration authorized facilities.

As of January 1, 2011, TAT began reporting its operations based on four operating segments: (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) OEM of Electric Motion Systems (iii) Heat Transfer Services and Products and (iv) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  Statements which use the terms “believe”, “do not believe”, “expect” ,“plan”, “intend”, “estimate”, and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

TAT’s selected historical information is derived from the audited consolidated financial statements of TAT as of December 31, 2010 and 2009 and for each of its fiscal years ended December 31, 2010, 2009 and 2008, which are included elsewhere in this annual statement, and have been prepared in accordance with U.S. GAAP. The selected financial data for each of the years in the two-year period ended December 31, 2007 and December 31, 2006 is derived from other audited consolidated financial statements of TAT, which have been prepared in accordance with U.S. GAAP.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects”, and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Income Statement Data:

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in thousands, except per share data)
Revenues:
Sale of products	$38,954	$34,751	$31,724	$18,928	$18,512
Services and other	40,801	48,340	71,565	69,776	59,021
Total revenues	79,755	83,091	103,289	88,704	77,533
Cost of revenues:
Sale of products	32,052	23,115	22,977	13,399	12,590
Services and other	29,136	43,780	57,586	51,808	45,049
Write Down of Inventory	3,500	-	-	-	-
Total cost of revenues	64,688	66,895	80,563	65,207	57,639
Gross profit	15,067	16,196	22,726	23,497	19,894
Operating expenses:
Research and development costs	651	680	-	-	-
Selling and marketing expenses	3,475	3,719	4,369	3,719	3,466
General and administrative expenses	12,832	14,979	12,407	10,995	6,710
Impairment of goodwill and intangible assets	4,704	-	-	-	-
Capital gain from sale of the propellers & parts businesses	-	(4,400)	-	-	-
Operating income (loss)	(6,595)	1,218	5,950	8,783	9,718
Financial income (expenses) net	(111)	149	1,174	701	(464)
Other income (expenses), net	(200)	-	(236)	*26,478	59
Income (loss) from operations before income taxes	(6,906)	1,367	6,888	35,962	9,313
Income taxes (benefit)	(4,153)	(765)	1,795	3,212	3,247
Share in income (loss) and impairment of investment of associated companies	(4,510)	(32)	674	-	-
Net income (loss)	(7,263)	2,100	5,767	*32,750	6,066
Net income attributable to non controlling interest	123	347	1,499	771	-
Net income (loss) attributable to TAT Technologies shareholders	$(7,386)	$1,753	$4,268	$31,979	$6,066
Basic net income (loss) per share	$(0.84)	$0.22	$0.65	$5.04	$1.00
Diluted net income (loss) per share	$(0.84)	$0.22	$0.65	$4.99	$0.98
Weighted average number of shares used in computing basic net income per share	8,815	7,894	6,546	6,344	6,042
Weighted average number of shares used in computing diluted net income per share	8,815	7,894	6,566	6,408	6,163
Cash dividend per share	$-	$0.85	$-	$0.40	$0.20
________________________

* Includes gain from Limco initial public offering of $26,375,000.

Balance Sheet Data:

	As of December 31,
	2010	2009	2008	2007	2006
	(in thousands)
Working capital	$70,462	$76,748	$90,616	$79,458	$29,743
Total assets	121,427	124,491	135,930	113,407	66,237
Long-term liabilities, excluding current maturities	5,294	13,556	12,925	4,756	8,283
Shareholders’ equity	$88,059	$94,866	$76,077	$72,793	$39,720

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

For the OEM of heat transfer products, TAT’s major competitors are other OEMs who manufacture heat transfer components, including the Hughes-Treitler division of Ametek Inc., Lytron Inc., Kintex, Niagra Thermal, Hamilton Sundstrand, Honeywell International, Stewart Werner South Wind Corp., United Aircraft Products and Triumph Thermal Systems, manufacturers based in Europe such as I.M.I. Marston Ltd., Dunlop Aerospace (including Serck Aviation) and manufacturers based in Asia such as Sumitomo Precision Products from Japan. Some of TAT’s competitors are far larger, have substantially greater resources, including technical, financial, research and development, marketing and distribution capabilities than TAT, and enjoy greater market recognition. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than TAT.  TAT may not be able to offer its products as part of integrated systems to the same extent as its competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of its competitors. Failure to do so could adversely affect TAT’s business, financial condition and results of operations.

For the OEM of electric motion systems, TAT’s major competitors are mainly large companies that provide standard products and companies that provide special customized solutions. As the providers of the systems usually tend to prefer local manufacturers for the purchase of the components, penetrating markets outside of Israel requires high levels of product innovation.

For the MRO services, TAT major competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers. For heat transfer products MRO services, our major competitors are the Triumph Accessories (Triumph Corporation), LORI Heat Transfer Center of Honeywell (Tulsa, Oklahoma), SECAN-Honeywell (France) and Drake Air – Ametek (Tulsa, Oklahoma). For APU and landing gear MRO services, our major competitors are Standard Aero Group Inc., Aerotech International Inc., Honeywell International, AAR Corp., Messier-Dowty Aerospace (MD), Hawker Pacific and APRO.

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

TAT derives a material part of its revenues from several major customers. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

Five customers accounted for approximately 21.6%, 18.3% and 25.4% of TAT’s revenues for the years ended December 31, 2010, 2009 and 2008, respectively. TAT’s major customers may not maintain the same volume of business with TAT in the future. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

A material part of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments and are subject to special risks. A loss of all, or a major portion, of the revenues of TAT or any of its subsidiaries from government contracts could have a material adverse effect on TAT’s operations.

A material portion of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments accounted for approximately 7.3%, 5.7% and 5.6% of TAT’s revenues on a consolidated basis for the years ended December 31, 2010, 2009 and 2008, respectively.

Business with the U.S. and Israeli governments, as well as with the governments of other countries, is subject to risks which are not as relevant in business with private parties. These risks include the ability of the governmental authorities to unilaterally:

•	Suspend TAT or any of its subsidiaries from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

•	Terminate existing contracts, with or without cause, at any time;

•	Reduce the value of existing contracts;

•	Audit the contract-related costs and fees of TAT and its subsidiaries, including allocated indirect costs; and

•	Control or prohibit the export of the products of TAT and its subsidiaries.

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

In recent years, the cost of raw materials and components used by TAT has fluctuated significantly due to market and industry conditions. The cost of electric power used in TAT’s operations has also fluctuated significantly in the last several years. TAT may not be able to recoup future increases in the cost of raw materials and components or electric power costs through price increases for its products.

TAT faces special risks from international sales operations which may have a material adverse effect on TAT’s business, operating results and financial condition.

In the years ended December 31, 2010, 2009 and 2008, approximately 70.3%, 76.3% and 83.5% of TAT’s sales, respectively, resulted from TAT’s international operations (out of Israel). This source of revenue is subject to various risks, including:

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

Future acquisitions by TAT could result in the following, any of which could materially harm TAT’s results of operations or the price of TAT’s ordinary shares:

•	Issuance of equity securities that would dilute TAT’s shareholders’ percentages of ownership;

•	Large one-time write-offs;

•	The incurrence of debt and contingent liabilities;

•	Difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

•	Diversion of management’s attention from other business concerns;

•	Contractual disputes;

•	Risks of entering geographic and business markets in which TAT has no or only limited prior experience; and

•	Potential loss of key employees of acquired organizations.

Rapid technological changes may adversely affect the market acceptance of the products of TAT.

The aerospace and defense markets in which TAT competes are subject to technological changes, introduction of new products, change in customer demands and evolving industry standards. The future success of TAT will depend upon its ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of its customers by supporting existing and new technologies and by developing and introducing enhancements to its current products and new products. TAT may not be able to successfully develop and market enhancements to its products that will respond to technological change, evolving industry standards or customer requirements. TAT may experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements; and such enhancements may not meet the requirements of the market or achieve any significant degrees of market acceptance. If release dates of any new products or enhancements of TAT are delayed, or if when released, they fail to achieve market acceptance, TAT’s business, operating results and financial condition would be materially adversely affected.

TAT has fixed-price contracts with some of its customers and TAT bears the risk of costs in excess of its estimates.

TAT has entered into multi-year, fixed-price contracts with some of its MRO and OEM customers. Pursuant to these contracts, TAT realizes all the benefits or costs resulting from any increases or decreases in the cost of providing services to these customers. Several of TAT’s contracts do not permit TAT to recover for increases in raw material prices, taxes or labor costs. Any increase in these costs could increase the cost of operating the business of TAT and reduce its profitability. Factors such as inaccurate pricing and increases in the cost of labor, materials or overhead may result in cost over-runs and losses on those agreements. TAT may not succeed in obtaining an agreement of a customer to reprice a particular product, and may not be able to recoup previous losses resulting from incomplete or inaccurate engineering data.

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

TAT believes that its results of operations will be dependent in large part upon its ability to manufacture and deliver OEM products and to provide MRO services promptly upon receipt of orders and to provide prompt and efficient service to its customers. As a result, any material disruption of TAT’s day-today operations could have a material adverse effect on their business, customer relations and profitability. TAT relies on its Gedera, Israel, Kibbutz Marom-Golan, Israel, Kernersville and Winston-Salem, North Carolina and Tulsa, Oklahoma facilities for the production of its OEM products and provision of its MRO services. A fire, flood, earthquake or other disaster or condition that significantly damaged or destroyed any of these facilities would have a material adverse effect on the operations of TAT.

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

TAT’s ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond TAT’s control:

•	Quarterly variations in TAT’s operating results;

•	Operating results that vary from the expectations of securities analysts and investors;

•	Changes in expectations as to TAT’s future financial performance, including financial estimates by securities analysts and investors;

•	Announcements of technological innovations or new products by TAT or TAT’s competitors;

•	Announcements by TAT or TAT’s competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Changes in the status of TAT’s intellectual property rights;

•	Announcements by third parties of significant claims or proceedings against us;

•	Additions or departures of key personnel;

•	Future sales of TAT’s ordinary shares;

•	De-listing of TAT’s shares from the NASDAQ Global Market; and

•	Stock market price and volume fluctuation.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, TAT may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, TAT is permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on The NASDAQGlobal Market, TAT may follow TAT’s home country law, instead of the NASDAQ Marketplace Rules, which require that TAT obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of TAT, certain transactions other than a public offering involving issuances of a 20% or more interest in TAT and certain acquisitions of the stock or assets of another company.

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

TAT was founded in 1985 to develop the computerized systems business of its parent company, TAT Industries Ltd. (or TAT Industries), a publicly held Israeli corporation engaged in the manufacture and sale of aeronautical equipment. In December 1991, TAT acquired the heat exchange operations of TAT Industries and in February 2000, TAT entered into an agreement to purchase the operations of TAT Industries relating to the manufacture of aviation accessories and to lease certain of its properties.

In March 1987, TAT completed the initial public offering of its securities in the United States. TAT was listed on the NASDAQ Global Market (then known as the NASDAQ National Market) from its initial public offering until July 1998 when the listing of TAT’s ordinary shares was transferred to the NASDAQ Capital Market. On June 24, 2009 TAT’s, ordinary shares resumed trading on the NASDAQ Global Market. Since August 2005 TAT’s shares have been traded also on the Tel Aviv Stock Exchange (TASE).

TAT is a provider of a variety of services and products to the commercial and military aerospace and defense industries through its Gedera facility, as well as through its subsidiaries, Bental, in Israel, and Limco in the U.S.

Limco provides maintenance, repair and overhaul, or MRO, services to the aerospace industry. Limco’s Federal Aviation Administration, or FAA, certified repair stations (located in Oklahoma and in North Carolina) provide aircraft with MRO services for airlines, air cargo carriers, maintenance service centers and the military, especially for heat transfer components, landing gears and auxiliary power units (APU). In addition to Limco’s MRO services Limco is also, in a limited extent, an original equipment manufacturer, or OEM, of heat transfer products for airplane manufacturers and other selected related products.

In July 2005, Limco acquired Piedmont Aviation Component Services, Inc. (“Piedmont”), a company certified by the FAA to perform maintenance, repair and overhaul services on APUs and landing gears.

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

The agreement between Isal Amlat and Mr. Zeelim, as amended on January 31, 2008, provided Isal Amlat with additional shares in TAT Industries purchased from Mr. Zeelim.

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

On March 11, 2009 and on August 13, 2009, TAT’s board of directors authorized its management to enter into engagements with Oppenheimer Israel Investment House for the blind trust purchase of TAT’s shares under rule 10b5-1 of the Securities Exchange Act of 1934. The first purchase plan was terminated on March 26, 2009, with TAT having purchased 4,650 ordinary shares for an aggregate price of $26,000. The second purchase plan authorized Oppenheimer Israel to purchase shares of TAT in the aggregate amount of up to $2 million (approximately NIS 7.8 million) over a period of six months and at a price not exceeding $9 per share. A total of 253,390 ordinary shares were purchased, representing about 2.8% of the Company's share capital in consideration of approximately $2 million (an average of $7.90 per share). Both plans ended and the purchased shares became dormant as defined in the Companies Law.

On December 4, 2009, TAT’s indirect subsidiary, Piedmont, acquired 5,766,667 Class B Common shares of First Aviation Services Inc., or FAvS, representing 37% of FAvS's then share capital and $750,000 of FAvS Preferred Shares (entitling Piedmont to cash dividends at an annual rate of 12% payable quarterly or at the discretion of FAvS to PIK dividends payable in additional Preferred Shares at an annual rate of 15%).  In consideration for such shares, Piedmont transferred to FAvS its propeller and parts businesses and guaranteed for a period of up to two years up to $7 million of the bank debt incurred by FAvS to fund the transaction described in the next paragraph. FAvS is a provider of products and services for the global aviation industry and provides supply chain management services and maintenance and repair services for various wheels, brakes and starter/generators.

As part of the transaction described above, FAvS also acquired all the assets and liabilities of Kelly Aerospace Turbine Rotables ("KATR") for a cash consideration of $7 million (guaranteed by Piedmont). KATR specializes in renovation and repair of landing gear, safety equipment and hydraulic and electrical components for corporate, regional and military aircraft.

FAvS' shares are quoted over the counter (OTC) at the NASDAQ stock market. FAvS' share value as of the closing date (December 4, 2009) and as of December 31, 2010 and December 31, 2009 was $0.89, $0.62 and $0.75 respectively. TAT believes that the share value does not reflect the fair value of FAvS' share, because the extremely low trading volume in FAvS' shares does not reflect an active market. Therefore the fair value of FAvS was based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers. According to the appraisal, FAvS' fair value amounted to $22.549 million as of November 30, 2009. As a result of the sale of Piedmont’s propeller and spare parts businesses, TAT recorded a capital gain in the amount of approximately $4.4 million in its statement of income for the year ended December 31, 2009.

On October 1, 2010, Piedmont agreed to secure the guarantee mentioned above for $6.6 million, by providing a letter of credit to the lender for FAvS. Such guaranty is for a period of 15 months ending December 31, 2011 and its amount is reduced as such debt amortizes in increments of $0.1 million per month. Piedmont was also granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event that the letter of credit is drawn upon. Piedmont also entered into an intercreditor agreement with the lender to FAvS which will subordinate Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender. As of December 31, 2010, the guaranty amount is $6.3 million. The fair value of the guarantee was based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers.

As of December 31, 2010, TAT recognized an impairment charge of $1.8 million of its 37% interest in FAvS that was performed by managment with the assistant of third party valuation firm.

A commercial dispute has existed between Piedmont and FAvS relating to the propeller maintenance business which had been contributed to FAvS by Piedmont as part of the transaction discussed above.  The commercial dispute began in April 2010 when a customer of the propeller maintenance business requested reimbursement from FAvS for damages to certain propellers.  FAvS then sought reimbursement from Piedmont for such amounts.  Although Piedmont rejected all of FAvS’ claims with regards to Piedmont’s responsibility for the claimed damages, the parties reached an agreement pursuant to which Piedmont loaned $700,000 to FAvS and agreed to bear a portion of the additional cost of the replacement of propeller blades that FAvS would be responsible for. In exchange FAvS agreed to waive all claims against Piedmont with respect to such customer. Such loan was subsequently forgiven.

Notwithstanding such waiver, in the last quarter of 2010, FAvS again asserted claims against Piedmont relating to the propeller maintenance business including claims not previously asserted.  After reviewing this issue during the 2010 fourth quarter and thereafter, the company estimated the additional liability it may bear and accordingly wrote off the $700,000 loan and recorded an additional accrual of $700,000, which it believed, covers its potential cost in connection with this matter.

In order to finally settle all disputes between them, on June 30, 2011 Piedmont and FAvS entered into a Settlement Agreement and Release (the “Settlement Agreement”).  Pursuant to the Settlement Agreement, each party fully released the other party and acknowledged that the settlement was a compromise of disputed claims and was not to be construed as an admission of liability or wrongdoing.  In addition, each party agreed not to disparage the other and Piedmont paid an aggregate of $700,000 to FAvS.

Simultaneously with the execution of the Settlement Agreement, Mr. Aaron Hollander, the Chief Executive Officer and controlling stockholder of FAvS, purchased 3,322,259 shares of Class A Common Stock of FavS at a price of $.903 per share (for an aggregate price of $3 million).  In addition, Piedmont agreed to extend its guarantee of the bank debt incurred by FavS to fund the KATR transaction through June 30, 2013 and to continue to provide a letter of credit to secure such guarantee.  The amortization schedule for such debt was revised so that no amortization will occur until June 30, 2012.  Thereafter the debt will amortize at the rate of $200,000 per month.

The Stockholders Agreement entered into in 2009 between Piedmont and Mr. Hollander was also amended to delete the reciprocal drag along rights and to provide that Piedmont may designate one member to the Board of Directors of FAvS (rather than the two provided in the original agreement).  Finally, the Rights Agreement entered into in 2009 between Piedmont and FAvS was amended so that Piedmont’s right to approve certain material corporate actions by FAvS has been limited to the right to approve contracts or agreements with affiliates of FAvS.  The amendment also provides that the approval of Piedmont will not be required if FAvS seeks to raise additional capital from Mr. Hollander so long as the consideration being paid by Mr. Hollander is not less than the consideration that would be paid by a third-party in an arms-length transaction and is fair, equitable and reasonable under the circumstances.

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

TAT’s MRO services primarily relate to its subsidiary, Limco, and include the maintenance, repair and overhaul of heat transfer equipment and other aircraft components, APUs, and landing gear. Limco operates FAA certified repair stations, which provide aircraft with MRO services for airlines, air cargo carriers, maintenance service centers and the military.

As mentioned above under ‘History and Development of TAT’, Limco’s Parts services division, was operated until December 4, 2009, when it was sold to FAvS, in which TAT now holds approximately 36.6%.

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

OEM of Heat Transfer Products

TAT provides OEM of Heat Transfer products and services, primarily through its Gedera facility, to the aerospace and defense industries. The main OEM activity of Gedera is the manufacture of a complete line of heat transfer products, including heat exchangers, pre-coolers, oil coolers and cold plates, or heat transfer products. Heat transfer products facilitate the necessary removal and dissipation of heat generated during the operation of mechanical and electronic systems. Gedera’s heat transfer products are generally integrated into a complete cooling system. Using Gedera’s technological expertise, Gedera designs each of its heat transfer products to meet the specific space, power, performance and other needs of its customers. Gedera’s heat transfer products are marketed worldwide for applications in commercial and military aircraft and electronic systems, the primary users of such equipment. Gedera’s customers include Liebherr-Aerospace Toulouse S.A., or Liebherr, Boeing McDonnell Douglas Aerospace, or Boeing, Israel Aircraft Industries, or IAI, Cessna Aircraft Company, or Cessna, Cirrus Aircraft Inc., or Cirrus, Pilatus Aircraft Ltd, or Pilatus, Embraer Empresa Brasileira de Aeronáutica S.A., or Embraer, as well as the United States Air Force and Navy. Such customers typically enter into supply contracts with Gedera pursuant to which Gedera manufactures specified heat transfer products in connection with the customers’ production or retrofitting of particular aircraft equipment. Such supply contracts are generally long term engagements that may have terms of ten years or more.

As part of its OEM activities, Gedera is also engaged in the design, development and manufacture of complete environmental control systems and cooling systems. This product line principally includes ground cooling systems (used in military facilities, tents, vehicles and other military applications) and Vapor Cycle air conditioning systems (or ECS — Environmental Cooling Systems) used in light aircraft.

In addition, Gedera designs, develops and manufactures aviation and flow control accessories. These accessories include fuel components, such as valves and pumps, secondary power systems, and various instrumentation and electronic assemblies. Customers for Gedera’s aviation accessories include Lockheed-Martin Corp, Teledyne Continental Motors, the Israeli Air Force, IAI, Elbit Systems, or Elbit, as well as the United States Air Force and Navy.

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

Gedera also provides limited MRO services for military and commercial customers, mainly for aviation accessories as well as for certain heat transfer products. Gedera currently overhauls emergency power systems, hydrazine tanks, jet fuel starters, and cooling turbines and valves for F-16s. In addition, Gedera overhauls anti-icing valves and starters for the Apache helicopter. Customers for Gedera’s MRO services include the Israeli Air Force, IAI, NATO, as well as the United States Air Force and Navy.

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

Maintenance, Repair and Overhaul (MRO) Services

Through its subsidiary, Limco, TAT also provides MRO services to the aerospace industry. Limco’s FAA certified repair stations provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. Limco specializes in MRO services for components of aircraft, such as heat transfer products, APUs, landing gear and pneumatic ducting. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft components typically require MRO services, including repairs and installation of replacement units, after three to five years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period. Limco’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Limco’s customers include major US domestic and international airlines, air cargo carriers, maintenance service centers, commercial and military aircraft manufacturers and defense contractors and the U.S. government (Army and Air forces). Such customers typically enter into MRO contracts with Limco which are generally long term engagements that may have terms of one to ten years or more.

Limco is licensed by leading OEMs of aerospace products to provide MRO services for their systems. For example, Limco is a well recognized Hamilton Sundstrand’s repair center, to provide MRO services for all of its air-to-air heat transfer products and by Honeywell to provide MRO services for three of its APU models. Limco’s repair stations are certified by the FAA and the European Aviation Safety Agency, or EASA. In addition to its MRO services, Limco also manufactures, however to a limited extent, heat transfer products used in commercial, regional, business and military aircraft, complete environmental control systems and cooling systems for electronics.

Business Strategy

TAT’s principal strategy is as follows:

•
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

•
Expand the scope of MRO services - TAT’s goal is to use its technical expertise, engineering resources and facilities to provide MRO services for additional types of aircraft and additional aircraft systems, subsystems and components and intends to develop the required technical expertise to provide these additional MRO services.

•
Increasing Market Share — TAT plans to continue its aggressive marketing efforts for new customers as well as to enhance its activities with its flagship customers. As part of TAT’s efforts to achieve greater penetration in the international markets, TAT intends to expand its marketing presence in Western Europe, which is TAT’s second largest market, and to substantially increase its presence in Asian, Far East and South American nations, which are fast growing markets where TAT has had limited sales to date.

•
Effective synergy among group members — TAT plans to enhance the synergies between its various businesses by, among other things, using Gedera’s OEM design capabilities to provide Limco enhanced capabilities to repair heat exchanger systems and products, enabling Limco to compete more effectively in the industry and by supplying to Limco heat exchanger components which should enable Limco to reduce prices on cores. In addition, TAT believes that its acquisition of Bental provides it significant growth potential and plans to capitalize on its affiliation with Bental by penetrating new markets such as the market for ground base systems and introducing technologically innovative products to its existing customers.

•
Organic growth and M&A — In addition to growing the existing businesses of Gedera, Limco and Bental, TAT also believes that additional acquisition opportunities exist that will complement its OEM and MRO businesses. TAT will continue to pursue targeted complementary business acquisitions which will broaden the scope and depth of its OEM and MRO operations and increase its market share.

Products and Services

OEM of Heat Transfer Products

Through its Gedera’s subsidiary, TAT manufactures a wide range of heat transfer products used in board aircraft, air conditioning systems, environmental control systems and cooling systems for electronics for military uses. These products/systems are manufactured in compliance with all of the stringent quality assurance standards that apply to the manufacture of aircraft parts. Gedera’s quality systems comply with ISO 9001, AS9100, Boeing quality systems approval D6-82479 and FAR 21.303 (the FAA standard for Parts Manufacturer Approval).

Heat transfer products

Gedera manufactures a wide range of heat transfer products. Gedera specializes in the design and manufacturing of highly efficient, compact and reliable heat transfer products that are designed to meet stringent constraints such as size, weight and applicable environmental conditions. Heat transfer products, such as heat exchangers, precoolers, evaporators, oil coolers and cold plates, are integral components of a wide variety of environmental control systems and mechanical and engine systems, as well as a wide range of electronic systems. These systems generate heat during operation that must be removed and dissipated. Heat transfer products facilitate the exchange of the heat created through the operation of these systems by transmitting the heat from a hot medium (air, oil or other fluids) to a cold medium for disposal.

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

Gedera’s principal heat transfer products include air-to-air heat exchangers and precoolers and liquid-to-air heat exchangers. Typically, the air-to-air heat exchangers and precoolers cool a jet engine’s hot “bleed air” which, when cooled, is then used in the aircraft’s air conditioning, pressurization and pneumatic systems. The liquid-to-air heat exchangers cool liquids such as engine oil, hydraulic oil and other liquid coolants used in other systems.

Gedera provides one to all of the different types of heat transfer products in certain aircraft. Wide body planes generally require seven different types of heat transfer components, while regional aircraft and helicopters contain approximately three types. Gedera’s heat exchangers and precoolers are generally sold for between $1,000 and $20,000 per unit. A significant portion of Gedera’s heat transfer products are sold to customers in connection with the original manufacture or retrofitting of particular aircraft equipment. Gedera generally enters into long-term supply contracts with its customers, which require Gedera to supply heat transfer products as part of a larger project.

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

Gedera’s customers for heat transfer products/systems include: Liebherr, Boeing, IAI, Cessna, Bell Helicopter, or Bell, and Raytheon Aircraft Company, or Raytheon, as well as the United States Air Force and Navy. As a result of the specialized nature of the systems in which Gedera’s parts are included, spare and replacement parts for the original heat transfer products/systems are usually provided by Gedera.

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

Limco specializes in the repair and overhaul of heat transfer products, APUs, landing gear and pneumatic ducting. Heat transfer products are devices that efficiently transfer heat from one fluid to another or from hot air to colder air in various cooling systems and are essential components of an aircraft. These products include heat exchangers, oil coolers, pre-coolers, re-heaters, condensers, water separators and evaporators. APUs are relatively small, self-contained generators used to start jet engines, usually with compressed air, and to provide electricity, hydraulic pressure and air conditioning while an aircraft is on the ground. In many aircraft, an APU can also provide electrical power during in-flight emergency situations.

Limco is continually increasing its MRO capabilities based upon market need or customer request. Limco’s capabilities include components used in aircraft manufactured by the following aircraft manufacturers:

• Airbus	• Fairchild
• ATR	• Fokker
• Boeing	• General Dynamics
• Bombardier	• Gulfstream
• British Aerospace	• Lockheed Martin
• Cessna	• Raytheon
• Embraer	• SAAB
• Shorts

One of Limco’s operational strengths and competitive advantages is the close cooperation with TAT’s Gedera facility. Through Gedera’s core manufacturing capabilities and engineering expertise, Limco enjoys a constant supply source of cores of the highest quality necessary in order to performing its MRO services for Heat Exchangers. In addition Limco benefits from Gedera’s varying engineering capabilities relevant to Limco’s Heat Transfer services.

Limco performs MRO services at its repair stations in Oklahoma and North Carolina, all of which are AS9001 certified and licensed by the FAA and EASA to provide MRO services. Limco’s Oklahoma facilities provided MRO services for heat transfer products and pneumatic air-handling ducting.

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

OEM Authorizations and Licenses

Limco believes that establishing and maintaining relationships with OEMs of aircraft systems and components, is an important factor in achieving sustainable success as an independent MRO service provider. OEMs grant participants in the overhaul and repair services market authorizations or licenses to perform repair and overhaul services on the equipment they manufacture. OEMs maintain tight controls over their authorized and licensed MRO service providers, in order to maintain high quality of service to their customers, and generally grant very few authorizations or licenses. Obtaining OEM authorizations requires sophisticated technological capabilities, experience-based industry knowledge and substantial capital investment. Limco believes that service providers that have received OEM authorizations and licenses gain a competitive advantage because they typically receive discounts on parts, technical information, OEM warranty support and use of the OEM name in marketing. Limco is an independent MRO service provider that is a well recognized repair center of Hamilton Sundstrand, the largest heat transfer equipment manufacturer, for its air-to-air heat transfer equipment in North America and is also licensed by Honeywell, the largest manufacturer of APUs, for four of its APU models.

Each of the authorizations or licenses that Limco has with OEMs is in the form of a contractual arrangement. Some of these contracts require Limco to pay an authorization fee to the OEM and, in some cases, Limco is also required to pay annual authorization fees and royalties, or to fulfill other conditions set by the OEM.

OEM Capabilities

In addition to its MRO services, Limco also acts, to a limited extent, as an OEM manufacturer of heat transfer products used in commercial, regional, business and military aircraft, air conditioning systems, complete environmental control systems and cooling systems for electronics. Limco currently offers approximately 80 OEM parts to the aerospace industry. These parts are manufactured in compliance with the stringent quality assurance standards that apply to the manufacture of aircraft parts.

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

MRO Customers –

TAT services approximately 200 MRO customers, primarily through Limco, including major US domestic and international airlines, air cargo carriers, maintenance service centers and the military. Limco’s aerospace OEM customers include over 30 commercial and military aircraft manufacturers and defense contractors and the U.S. government. Limco’s customers also include Boeing, Bell, Bombardier, L3, Vought Aircraft and Raytheon. Limco is not a party to any OEM manufacturing contracts, and acts solely upon orders received from Limco’s customers.

TAT has a large and diverse customer base and therefore, TAT believes that the termination by any one or more of its material customers of their relationship with TAT will not materially affect TAT’s results of operations. Due to the long term relationships of TAT with many of its customers, their relative financial stability and their high level of loyalty to TAT, TAT anticipates that the risk of customer terminations is low. TAT also makes significant efforts to penetrate new markets and to broaden its customer base in order, among other things, to reduce the risk of relying on a small number of customers.

Military Contracts

Sales to the U.S. and Israeli governments accounted for approximately 3.7% and 3.6% of TAT’s revenues for the year ended December 31, 2010, approximately 3.1% and 2.6%  of its revenues for the year ended December 31, 2009 and approximately 5.0% and 0.6% of its revenues for the year ended December 31, 2008, respectively.

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

The vast majority of the governmental contracts to which TAT is party to are fixed-price contracts, some of which contain fixed price escalation mechanism. Under these contracts TAT agrees to perform specific work for a fixed price and, accordingly, realizes the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. The allowable government contract costs and fees of TAT are subject to audit and may result in non-reimbursement of some contract costs and fees. While governments reserve the right to conduct further audits, audits conducted for periods through fiscal year 2010 have resulted in no material cost recovery disallowances for TAT.

The eligibility of TAT to perform under their government contracts requires TAT to maintain adequate security measures. TAT have implemented security procedures that they believe adequately satisfies the requirements of their current government contracts.

Sales and Marketing

Gedera

Gedera derives its revenues mainly from sales to customers in the United States, Israel and Europe. The below table details Gedera’s geographic revenues for the years ended December 31, 2010 and 2009, before elimination of intercompany sales of $3.7 million and $5.2 million, respectively.

	Year Ended December 31,
	2010		2009
Geographic Region	Revenues In Thousands	Percentage	Revenues In Thousands	Percentage
	Unaudited		Unaudited
North America	$11,171	37.7%	$11,349	39.7%
Europe	5,196	17.5	5,438	19.0
Israel	10,877	36.7	9,707	33.9
Other	2,407	8.1	2,123	7.4
Total	$29,651	100%	$28,617	100%

Bental

Bental derives its revenues mainly from sales to customers in Israel. The below table details Bental’s geographic revenues for the years ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010		2009
Sources of Revenues	Revenues in Thousands	Percentage	Revenues In Thousands	Percentage
	Unaudited		Unaudited
North America	$103	0.8%	$969	8.6%
Europe	371	2.8	350	3.1
Israel	12,346	94.6	9,907	87.5
Other	226	1.8	95	0.8
Total	$13,046	100%	$11,321	100%

Limco

Limco derives its revenues mainly from sales to customers in the US and Europe. The below table details Limco’s geographic revenues for the years ended December 31, 2010 and 2009, respectively.

	Year Ended December 31,
	2010		2009
Sources of Revenues	Revenues in Thousands	Percentage	Revenues In Thousands	Percentage
	Unaudited		Unaudited
North America	25,503	62.5%	$34,043	70.4%
Europe	8,573	21.0	10,767	22.3
Israel	514	1.3	95	0.2
Asia	-	-	-
Other	6,211	15.2	3,435	7.1
Total	$40,801	100%	$48,340	100%

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

Backlog

At December 31, 2010, TAT had a backlog of approximately $52.3 million for products. TAT anticipates that approximately $31 million of such backlog will be delivered by December 31, 2011 and approximately $21.3     million will be delivered by December 31, 2012 and thereafter.

Product and Service Warranties

TAT provides warranties for its products and services ranging from one to three years, which vary with respect to each contract and in accordance with the nature of each specific product. To date, TAT’s warranty costs have not been substantial. As of December 31, 2010, the combined warranty reserve for TAT was $341 thousand.

Competitive Environment

OEM of Heat Transfer Products -

The aerospace and defense OEM industries in general and specifically, the commercial and military aviation markets, are characterized by intense competition and the need to constantly be in the forefront of technological innovations in order to be able to offer advanced and attractive products. Competition in these OEM markets is also based on price, quality and turn-around time. TAT estimates the market size of heat transfer products to be significant based on the scope of development projects and purchasing processes of the potential customers. TAT estimates that due to the high barriers to entry to the aerospace and defense OEM industries, which include the need for highly qualified and trained personnel, technologically advanced facilities and the need to obtain appropriate governmental approvals, there are a small number of competing suppliers in the markets in which it operates. The nature of the projects in the OEM industry, which are often time consuming and complex also require long term supplier relationships and customer loyalty in order to succeed.

TAT’s competitors in the global OEM aerospace and defense industries can be divided into two main groups;

•
Complete system manufacturers that either independently or through subcontractors, manufacture components (such as heat exchangers) for the complete system they manufacture. These companies will compete with Gedera on projects where the products Gedera develops are part of the complete system (such as an aircraft air conditioning system), but it is unlikely that such companies will compete with Gedera in projects where there is a specific requirement for a stand-alone component.

•
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

MRO Services -

The market for MRO services, in which Limco operates, is highly competitive. Competition in this market is based on quality, price, and the ability to provide a broad range of services and to perform repairs and overhauls rapidly. Limco’s primary MRO services competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers. For heat transfer component MRO services Limco’s major competitors are the Triumph Accessories, Drake Air, LORI Heat Transfer Center of Honeywell and SECAN-Honeywell (France). For APU and Landing Gear MRO services Limco’s major competitors are Standard Aero Group Inc., Aerotech International Inc., Honeywell, , Messier-Dowty Aerospace (MD), AAR Corp., Hawker Pacific and APRO. For Limco’s OEM heat transfer equipment, its major competitors are other OEMs who manufacture heat transfer equipment, including the Hughes-Treitler division of Ametek Inc., Lytron Inc., Hamilton Sundstrand and Honeywell.

A number of Limco’s competitors have inherent competitive advantages. For example, Limco competes with the service divisions of large OEMs who in some cases have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. Limco also competes with the in-house service divisions of large commercial airlines and there is a strong incentive for an airline to fully utilize the services of its maintenance employees and facilities. Further, Limco’s competitors may have additional competitive advantages, such as:

•	The ability to adapt more quickly to changes in customer requirements and industry conditions or trends;

•	Greater access to capital;

•	Stronger relationships with customers and suppliers;

•	Better name recognition; and

•	Access to superior technology and marketing resources.

Competitive Strengths

We believe that TAT’s success can be attributed to several critical factors, including the following:

•	Active efforts to preserve its customer base in existing projects, while actively making efforts to broaden and increase its engagements with such clients.

•
Conducting marketing activities geared at penetrating new geographical markets and obtaining new customers, while taking advantage of the unique knowledge and expertise that Gedera, Bental and Limco gained in various areas.

•	Entering into additional related operating segments that will enable Gedera, Bental and Limco to fulfill its growth potential.

•
Providing its customers with the best value, including competitive prices, by tailoring service packages that combine the design and planning of an OEM component, the manufacture of such component, and the provision of maintenance services.

•	Extending MRO capabilities in order to establish a ‘one-stop-shop’ center for comprehensive MRO services for the types of aircraft Limco targets.

•
Enhancing its engineering capabilities in order to support customer needs related to new projects and in order to certify MRO services that differ from processes previously approved by the FAA or ESAA. This will allow to shorten the long and complex approval process, streamline the design and certification process, and reduce costs.

•	Constant search for new technologies and manufacturing techniques in the heat management solutions line.

•	Innovations and improvements geared at enhancing the quality and performance of Gedera’s, Bental’s and Limco’s existing products.

•	Cutting delivery times and reducing costs.

•	Entrepreneurship and innovation in the development of new products in an effort to become a market leader and to enter into long term platforms.

In addition, Bental provides TAT with the following additional unique competitive advantages:

•	Bental enhances TAT’s ability to penetrate new markets such as the military market and the market for ground base systems, in addition to the aerospace market.

•	Bental’s entrepreneurial nature brings significant growth potential by introducing innovative and unique products such as stabilized payload systems.

Engineering and Manufacturing

As of December 31, 2010, TAT, had 508 employees engaged in manufacturing, repair, and testing of products and in engineering (out of a total of 584 employees). TAT believes that its engineering staff provides it with the ability to support its customers with innovative and efficient products while maintaining short product development cycles, high quality design and competitive pricing.

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

Limco’s engineering department supports its OEM activity and also enhances its ability to provide its customers with high-end top quality MRO services. Limco’s engineering department employs several certified mechanical and aerospace engineers, including a Designated Engineering Representative, or DER, certified by the FAA. Limco’s multi-disciplinary team of engineers specializes, among others, in heat transfer components and supports all processes of thermal and structural analysis, mechanical and metallurgical research and development for manufacturing design. All of Limco’s engineers have direct experience with aerospace component repair and have experience with the process of obtaining supplemental type certificates from the FAA and in obtaining FAA product manufacturing authorizations. Limco’s onsite DER is certified by the FAA to approve the repair of engines, APUs, and mechanical systems and equipment, which enables Limco to respond quickly to its customers’ needs. Having a DER on staff allows Limco to enter the market for a particular type of service more quickly that those of its competitors who do not employ a DER. Limco works directly with the FAA Aircraft Certification Office in obtaining approvals on projects that are outside its DER’s authority.

Research and Development

The technological developments in the markets in which Gedera, Bental and Limco operate increase the need to constantly examine the use of new materials and technology in an effort to improve both the physical characteristics of the products (size, weight), as well as their performance (optimal heat transfer, higher reliability and increased lifespan). TAT invests resources to attain such technological improvements in cooperation with its customers.

Source and Availability of Raw Materials and Spare Parts

Gedera, Bental and Limco acquire most of the components for the manufacture of their products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States. Certain of these suppliers are currently the sole source of one or more components upon which Gedera, Bental and Limco are dependent. Since many of Gedera’s, Bental’s and Limco’s purchases require long lead-times, a delay in the supply of an item can significantly delay the delivery of a product. Generally, Gedera, Bental and Limco have not experienced difficulty in obtaining timely deliveries of necessary components. The raw materials used in Gedera’s, Bental’s and Limco’s manufacturing programs are generally readily available metals and alloys. Gedera, Bental and Limco have not had any difficulty in obtaining such materials in the past and if they are unable to obtain these components when needed, Gedera, Bental and Limco would experience delays in manufacturing their products and their financial results could be adversely affected.

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

Proprietary Rights

At the present time Gedera, Bental and Limco do not own any patents. Gedera, Bental and Limco rely on laws protecting trade secrets, and consider such items proprietary, but TAT believes that Gedera, Bental and Limco’s success depends less on the ownership of such proprietary rights than on their innovative skills, technical competences marketing and engineering abilities. Gedera, Bental and Limco have no material registered trademarks.

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

TAT believes that it is in material compliance with US, European and other governmental regulations affecting the aerospace and defense industry.

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

Environmental Matters

TAT’s operations are subject to a number of federal, state and local environmental laws in the United States and Israel, and to regulation by government agencies, including the U.S. Environmental Protection Agency. Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transportation and disposal of pollutants and hazardous substances. These authorities may require TAT to initiate actions to remediate the effects of hazardous substances which may be or have been released into the environment, and require TAT to obtain and maintain permits in connection with TAT’s operations. This extensive regulatory framework imposes significant compliance burdens and risks.

Although TAT seeks to maintain its operations and facilities in compliance with applicable environmental laws, there can be no assurance that TAT has no violations, or that change in such laws, regulations or interpretations of such laws or in the nature of TAT’s operations will not require TAT to make significant additional expenditures to ensure compliance in the future. Currently, TAT does not believe that it will have to make material capital expenditures for its operations to comply with environmental laws or regulations, or to incur material costs for environmental remediation during the 2011 fiscal year.

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

The Gedera facility is located in Park Re’em near Gedera. The Park Re’em’s location houses TAT’s executive offices, Gedera’s research and development and manufacturing operations and includes a 344,000 square foot facility. The land of this facility is leased from the Israeli Government pursuant to a lease that expires in 2016 with respect to one plot (237,000 square feet) and 2020 with respect the other plot (107,000 square feet). 43,000 square feet of the facility was assigned, but not registered, to TAT by TAT Industries in connection with TAT’s acquisition of TAT Industries’ heat exchanger operations in December 1991. TAT leases the remaining 301,000 square feet of the facility from TAT Industries pursuant to an agreement TAT entered into in connection with the purchase of the operations relating to the manufacture of aviation accessories of TAT Industries in February 2000. The agreement is for a period of 24 years and 11 months and the rental fee is subject to revaluation every fifth year. From 2000 to 2004, TAT paid TAT Industries annual rental fees of approximately $300,000 per year, with an additional incremental payment of 2% per year. In 2005 the rental fee was reviewed by a real estate appraiser, and as a result was increased to $310,000 per year with an additional incremental payment of 2% per year. In 2010 the rental fee was reviewed again by a real estate appraiser, and as a result was increased to $400,000 per year with an additional incremental payment of 2% per year. Total rental payment TAT paid to TAT Industries during 2010 and 2009 were $371,000 and $335,000, respectively.

The operations of Bental, are conducted in Kibbutz Marom-Golan. The Marom-Golan location includes a 54,000 square feet facility that houses Bental’s offices, research and development and manufacturing operations. Total rental payment Bental paid in 2010 and 2009 was $50,000 and $55,000, respectively.

Limco owns and operates a 55,000 square feet manufacturing plant in Tulsa, Oklahoma which has historically supported all its business, including its aftermarket heat transfer component repair station. This facility also has housed Limco’s administration, engineering, quality control and support services. Limco also leases an additional 9,000 square feet repair station adjacent to its Tulsa manufacturing plant which has supported its heat transfer component and pneumatic ducting MRO services.

Limco leases approximately 56,000 square feet space for its facility in Kernersville, North Carolina to support its aftermarket APU, Landing Gear and related component repair station. In 2010 and 2009, the annual rental expense for this property was $69,000 for each one of these years. The lease, which expires on November 1, 2011, provides for two renewal options, each for a five year term.

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

TAT’s activities in the field of OEM of Heat Transfer products primarily relate to its Gedera facility and include the (i) design, development, manufacture and sale of a broad range of heat transfer products (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; and (ii) manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the field of OEM of Electric Motion Systems primarily relate to its subsidiary, Bental, and include the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems.

TAT’s MRO services primarily relate to its subsidiary, Limco, and include the maintenance, repair and overhaul of heat transfer products and other aircraft components, APUs, and landing gear. Limco operates FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s Parts services division, operated as an operational segment until December 4, 2009, focused on inventory management and sale of APU parts, propellers and landing gear. On December 4, 2009, TAT sold its propellers MRO business and parts services segment to FAvS (See “Item 4 – Information of the Company; History and development of TAT”).

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

The principal factors that affect the operating income of TAT’s three segments in addition to their gross profit, is the amount TAT expends for selling and marketing expenses and general and administrative expenses. While TAT plans to tightly monitor and save on its operating expenses, TAT believes that these operating expenses may increase in the future in accordance with its plans to grow the business of these segments.

TATs’ research and development expenses are related to new products and technologies, primarily within the OEM operations in Israel, and became relatively material during year 2009 and thereafter.

TAT’s selling and marketing expenses for all its operational segments moderately decreased during the past year. While TAT plans to tightly monitor and save on its operating expenses, TAT believes that its selling and marketing expenses may increase in the future in accordance with its plans to grow the business of these segments.

TAT’s general and administrative expenses have decreased during 2010, following an increase in 2009 comparing to the previous year, primarily as a result of one time expenses occurred in 2009 associated with the write off of a customer debt, the merger of TAT with its a wholly-owned subsidiary, Limco  and relocation expenses born by Limco (see further below). While TAT plans to tightly monitor and save on its operating expenses, TAT believes that its general and administration expenses may increase in the future in accordance with its plans to grow the business of these segments.

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

In July 2007, Limco completed an initial public offering of its shares of common stock. In connection with the initial public offering, Limco sold an aggregate amount of 4,205,000 shares of its common stock (including over allotment option shares) and TAT sold an aggregate amount of 855,000 shares of Limco’s common stock held by TAT (including over allotment option shares), at a price to the public of $11.00 per share. Net proceeds to Limco from the offering were approximately $41.2 million and net proceeds to TAT from the offering were approximately $8.7 million. As a result, TAT recognized a net capital gain of approximately $26.4 million net of taxes of $1.2 for the year ended December 31, 2007.

In July 2009, TAT acquired all of the publicly held shares of Limco (approximately 32% of Limco’s total shares). Under the terms of the merger agreement, Limco's stockholders received one half of an ordinary share of TAT for each share of Limco common stock they own. As a result of such merger, Limco again became a wholly-owned subsidiary of TAT.

On December 4, 2009, TAT’s indirect subsidiary, Piedmont, acquired 5,766,667 Class B Common shares of FAvS representing 37% of FAvS' then share capital and $750,000 of FAvS' Preferred Shares (entitling Piedmont to cash dividends at an annual rate of 12% payable quarterly or at the discretion of FAvS to PIK dividends payable in additional Preferred Shares at an annual rate of 15%).  In consideration for such shares, Piedmont transferred to FAvS its propeller and parts businesses and guaranteed for a period of up to two years up to $7 million of the bank debt incurred by FAvS to fund the transaction described in the next paragraph. FAvS is a provider of products and services for the global aviation industry and provides supply chain management services and maintenance and repair services for various wheels, brakes and starter/generators.

On December 4, 2009 and as part of the above mentioned transaction, FAvS also acquired all the assets and liabilities of Kelly Aerospace Turbine Rotables ("KATR"). KATR specializes in renovation and repair of landing gear, safety equipment and hydraulic and electrical components for corporate, regional and military aircraft.

FAvS' shares are quoted over the counter (OTC) at the NASDAQ stock market. FAvS' share value as of the closing date (December 4, 2009) and as of December 31, 2009 and 2010, was $0.89, $0.75 and $0.62, respectively. TAT believes that the share value does not reflect the fair value of FAvS shares, because the extremely low trading volume in FAvS' shares does not reflect an active market. Therefore the fair value of FAvS was based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers. According to the appraisal, FAvS' fair value amounted to $22.549 million as of November 30, 2009. As a result of the sale of Piedmont’s propeller and spare parts businesses, TAT recorded a capital gain in the amount of $4.4 million in its statement of income.

During the year ended December 31, 2010, TAT recorded write down of inventory in the amount of $3.5 million attributable to inventory of the MRO segment. In 2010 management recognized that the aviation industry is not recovering as fast as it previously estimated, from year 2009 recession and that the industry does not expects a growth in the rates as was experienced in prior years. As a result management reduced its future forecasted sales levels and profitability margins resulting from the said anticipated weakness in the global aviation industry in general and to a greater extent in the U.S., where the MRO segment is operated under Limco and Piedmont.

During the year ended December 31, 2010, the Company performed its annual impairment test of goodwill. Based on the results of this test, the Company encountered adverse changes in the business climate including a weak U.S. and global economy which resulted in a reduction in demand for the MRO services. In year 2010 management also recognized that the aviation industry is not recovering as fast as it previously estimated, from year 2009 recession and that the industry does not foresee a pick up in the growth rates as was experienced in prior years. As a result management reduced its future forecasted sales levels and profitability margins resulting from the said anticipated weakness in the global aviation and  revised its future cash flow expectations, which lowered the fair value estimates of a certain reporting unit. The Company determined under the second step of its annual test that the fair value of goodwill at its MRO reporting unit was less than the carrying value for this reporting unit. The Company recorded a $4.2 million impairment charge in the third quarter of 2010 to reflect the implied fair value of goodwill for the MRO reporting unit.

The Company also reviewed its other intangible assets for impairment, in accordance with ASC 360. The Company estimated the fair value of its other intangible assets using a discounted cash flow analysis and compared those values to the carrying value of the assets. The Company concluded, based on this comparison, that customer relations were impaired at its MRO reporting unit. The Company recorded a $0.48 million impairment charge during the year ended December 31, 2010 to reflect the fair value of those customer relations for the MRO reporting unit.

As of December 31, 2010, TAT recognized an impairment charge of $1.8 million of its 37% interest in FAvS, which was based on an independent appraisal.

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

TAT specializes in the repair and overhaul of heat transfer products, APUs, landing gear and pneumatic ducting. TAT is a well recognized repair center of  Hamilton Sundstrand, a leading provider of aerospace products, to provide MRO services for all of its air-to-air heat transfer products, and by Honeywell, a leading manufacturer of aerospace products and aerospace services provider, to provide MRO services for four of their APU models. TAT’s repair stations are certified by the FAA and the EASA.

TAT’s Parts services division, operated until December 4, 2009, focused on inventory management and sale of APU parts, propellers and landing gear. On December 4, 2009, TAT sold its parts segment and its MRO propellers business to FAvS (See “Item 4 – Information of the Company; History and development of TAT”).

The following table reflects the geographic breakdown of TAT’s revenues for each of the three years ended December 31, 2010:

	Years Ended December 31,
	2010		2009		2008
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Sale of products
North America	$7,531	19.3%	$7,554	21.7%	$8,233	26.0%
Europe	5,567	14.3%	5,788	16.7%	5,241	16.5%
Israel	23,223	59.6%	19,613	56.4%	17,077	53.8%
Asia	-	-	-	-	1,173	3.7
Other	2,633	6.8%	1,796	5.2%	-	-%
Total	$38,954	100.00%	$34,751	100.00%	$31,724	100.00%

	Years Ended December 31,
	2010		2009		2008
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Services
North America	$25,607	62.8%	$34,043	70.4%	$49,239	68.8%
Europe	8,573	21.0	10,767	22.3%	14,269	19.9%
Israel	410	1.0	95	0.2%	-	-%
Asia	-	-	-	-	3,324	4.7%
Other	6,211	15.2	3,435	7.1%	4,733	6.6%
Total	$40,801	100.00%	$48,340	100.00%	$71,565	100.00%

TAT’s revenues from its four operational segments for the three years ended December 31, 2010 were as follows:

	Year Ended December 31,
	2010		2009		2008
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Revenues
MRO services	$40,801	51.1%	$42,283	50.9%	$54,276	52.5%
OEM of Heat Transfer products	29,651	37.2	28,617	34.4%	27,857	27.1%
Parts services *	-	-	6,057	7.3%	17,289	16.7%
OEM of Electric Motion Systems	13,046	16.4	11,321	13.6%	9,758	9.4
Eliminations	(3,743)	(4.7)%	(5,187)	(6.2)%	(5,891)	(5.7)%
Total revenues	$79,755	100.00%	$83,091	100.00%	$103,289	100.00%

* Operated until December 4, 2009

Costs and Expenses

Cost of revenues TAT’s cost of revenues for OEM operations and MRO services consist of component and material costs, direct labor costs, royalties, shipping expenses, overhead related to manufacturing and depreciation of manufacturing equipment. TAT’s cost of revenues for parts services in years 2009 (until December 4, 2009, when parts services segment was sold to FAvS) and 2008 consisted primarily of the cost of the parts and shipping expenses. Cost of revenues for 2010 also included a one-time expense associated with a write down of inventory in the MRO segment.

TAT’s gross margin was affected by the proportion of TAT’s revenues generated from OEM operations, MRO services, and Part Services in each of the reported years, as well as by extra-ordinary expenses such as the write down of inventory recorded in 2010.

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

Impairment of goodwill and intangible assets. During the quarter ended September 30, 2010, TAT performed its annual impairment test of goodwill. Based on the results of this test TAT recorded a $4.2 million goodwill impairment charge for the goodwill included in the MRO Services segment.

Financial income (expense), net. Financial income (expense), net consists of income and interest expense. Interest expense relates to the interest paid to banks and changes in the rate of the NIS against the U.S. dollar.

Other income (expense). Other income / expense results from the hedging activities, and from other-than-temporary impairment loss on Auction Rate Securities based on fair value valuation.

Tax expense. Tax expense consists of Israeli, U.S. federal, state and local taxes on the income of TAT’s business.

Impairment of share in associated company. During the quarter ended December 31, 2010, TAT performed an impairment testing of its investment in FAvS, due to certain indicators suggesting such test. Based on the results of this test the Company determined that its investment in FAvS was impaired due to a decline in FAvS’ profitability margins and future forecasted sales levels.

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

TAT’s management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of TAT’s consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the reported financial results include revenue recognition, inventory valuation, goodwill and intangible assets, income taxes, doubtful debts and fair value estimation of the FAvS transaction that was based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers.

Segments

Commencing December 4, 2009, following the sale of TAT’s parts segment and its MRO propellers business to FAvS as part of the transaction described under “Item 4 – Information of the Company; History and Development of TAT”, TAT began reporting its operations based on three operating segments.

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

Until December 4, 2009, TAT also operated a fourth segment – the Parts segment, that focused on sales of parts for APU's, propellers, landing gear and other aviation components.

The OEM of electrical motion systems segment was added with the consolidation of Bental, following its acquisition on August 18, 2008.

TAT’s activities in the area of OEM of Heat Transfer products primarily relate to its Gedera facility and include (i) the design, development, manufacture and sale of a broad range of heat transfer products (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) the manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of OEM of Electric Motion Systems primarily relate to its subsidiary, Bental, and include the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems.

TAT’s MRO services primarily relate to its subsidiary, Limco, and include the maintenance, repair and overhaul of heat transfer products and other aircraft components, APUs, and landing gear. Limco operates FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

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

Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passes) to the customer. Management provides for losses, if expected for the remaining portion of such contracts. For the years ended December 31, 2010, 2009 and 2008, no losses have been recognized for such fixed price contracts.

Revenues from MRO services are recognized as services are performed, at the time when the customer-owned material is shipped back to the customer.

Revenue from maintenance contracts are accounted according to ASC 605-10-S99 (formerly referred to as FASB Technical Bulletin No. 90-1 (Amended), “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”). Accordingly, revenues from maintenance contracts are recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. TAT estimates the costs that are expected to be incurred based on its experience with the aggregate costs incurred and to be incurred on contracts of this nature. The cost incurred related to the maintenance contracts are not incurred on a straight-line basis, as the timing to provide the maintenance services is dependent on when parts under these contracts require maintenance, therefore TAT accrues revenue based on anticipated costs per contract as costs are incurred. These revenues are then compared to actual results and adjusted to either deferred revenue for results greater than historical estimates or expensed in those cases of performances less than historical estimates. These accounts are reviewed monthly and adjusted as needed based on cost structures.

Revenues from royalties from sales of products developed with TAT’s intellectual property, technology and technical assistance are recognized when the related sales are made.

Valuation of Goodwill, Intangible Assets, Marketable Securities and Long-Lived Assets

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

We evaluate the recoverability and measure the possible impairment of goodwill. The impairment test is a two-step process that begins with the estimation of the fair value of the reporting unit. The first step screens for potential impairment, and the second step measures the amount of the impairment, if any. Our estimate of fair value considers publicly available information regarding the market capitalization of the company, as well as (1) publicly available information regarding comparable publicly traded companies in the aviation industry, (2) the financial projections and future prospects of our business, including its growth opportunities and likely operational improvements, and (3) comparable sales prices, if available. As part of the first step to assess potential impairment, we compare, on an operating unit level, our estimate of fair value for such operating unit to the book value of the operating unit. If the book value of any of the operating units is greater than the estimate of its fair value, we would then proceed to the second step to measure the impairment, if any. The second step measures the amount of impairment by comparing the implied fair value of goodwill with its carrying value. Such implied fair value is determined by allocating the fair value of the operating unit to all of the assets and liabilities of that unit as if the operating unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the operating unit. The excess of the fair value of the operating unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the operating unit’s goodwill is greater than its implied fair value, an impairment loss will be recognized in the amount of the excess.

We have determined September 30, 2010, 2009 and 2008 as the date of the annual impairment test for goodwill and other indefinite life intangible assets.

During the quarter ended September 30, 2010, we performed the annual impairment test of goodwill. Based on the results of this test, we determined that the goodwill included in the MRO Services segment, was impaired by $4.2 million. In addition, we determined that an intangible asset ‘Customer Relations’ related to the MRO Services segment, was impaired by $0.48 million. The impairment was due to a decline in future forecasted sales levels and profitability margins resulting from the weakness in the global aviation industry in general and to a greater extent in the U.S.

Following the above impairment, the remaining $1.1 million of goodwill on the balance sheet as of December 31, 2010, is a result of the acquisition of Bental in August 2008.

The other remaining identifiable intangible assets included on the balance sheet are License for Service Center related to the MRO Service segment and Backlog related to the acquisition of Bental. The value TAT assigned to these intangible assets, using the income approach based on the present value of the cash flows attributable to each asset, was $1.4 million and $0.58 million, respectively and the amounts allocated to these intangible assets are being amortized on a straight-line basis over periods of up to 5 years.

Investment in Company Accounted for using the Equity Method

Investment in which the Company exercises significant influence, which is not considered subsidiary ("associate"), is accounted for the equity method, whereby the Company recognizes its proportionate share of the company's net income or loss after the date of investment. The Company reviews this investment for impairment whenever events indicate the carrying amount may not be recoverable.

On December 4, 2009, the Company, through its subsidiary Piedmont, signed an investment agreement with FAvS. According to the agreement Piedmont was issued 5,766,667 Ordinary B shares of FAvS representing 37% of FAvS' then share capital and $ 750 thousand of FAvS Preferred shares (entitlement to cash dividends at an annual rate of 12% payable quarterly or to additional Preferred shares at an annual rate of 15%) in return for Piedmont's propeller and parts businesses. The net assets value  as of December 4, 2009, of the propeller and parts businesses was $4,325 thousand, the fair value of FAvS' Ordinary shares and Preferred shares was $8,931 thousand (including businesses' acquisition expenses of $200 thousand).  Accordingly, the Company recorded $4.4 million of capital gain.

        FAvS consolidated financial statements for 2010, included a restatement to its 2009 financial statements in connection with the FAvS - Piedmont transaction described above. According to the financial statements, FAvS restated the original transaction by accruing losses in its business combination accounting related to a specific maintenance contract contributed to FAvS as part of the FAvS – Piedmont transaction (see Item 6 - Information on the Company – History and Development of TAT). Management of TAT is of the opinion that the restatement reported in the FAvS consolidated financial statements is incorrect, and that the loss incurred by this maintenance contract is an event that occurred in 2010 only after the FAvS 2009 financial statements were issued. As neither FAvS nor the company did not and could not then know that this contract would result in a loss at the time that the audited financial statements for 2009 were issued, that such losses represent a change in an estimate and should be recorded in 2010. Consequently, management of TAT adjusted the FAvS 2010 financial statements in determining TAT's proportional share of FAvS' loss to be reported in TAT's statements of income in 2010.

        Accordingly, as of December 31, 2010, the Company recorded a $4.5 million loss from its share in the loss and impairment of its 37% interest in FAvS. Included in this amount are (i) an impairment charge of $1.8 million that was based on an appraisal performed by management and on an independent valuation; and (ii) a $2.7 million loss for the Company’s share in FAvS’ loss for year 2010.

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

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the basis of actual cost or by the average cost method. TAT’s policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires it to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time frames, valuation of existing inventory, as well as product lifecycle and product development plans. The business environment in which TAT operates, the wide range of products that TAT offers and the relatively short sales-cycles TAT experiences all contribute to the exercise of judgment relating to maintaining and writing-off of inventory levels. The estimates of future demand that TAT uses in the valuation of inventory are the basis for its revenue forecast, which is also consistent with its short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from non-moving items. Inventory management remains an area of management focus as TAT balances the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of changing technology and customer requirements. TAT writes down obsolete or slow moving inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, market conditions and sale forecasts.

During the quarter ended September 30, 2010, we recorded a $3.5 million write down of inventory under cost of revenues, that was due to a decline in future forecasted sales levels and profitability margins resulting from the weakness in the global aviation industry in general and to a greater extent in the U.S. .

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

As of December 31, 2010, the company recorded other-than-temporary impairment loss of $200 thousand on Auction Rate Securities based on a fair value valuation.

Key Indicators

TAT’s management evaluates its performance by focusing on its key performance indicators, which are revenues, sources of revenues, gross profit and operating income. These key performance indicators are primarily affected by the competitive landscape in which TAT operates and its ability to meet the challenges posed.

The following table presents, for the periods indicated, information concerning TAT’s results of operations:

	Year Ended December 31
	2010	2009	2008
	(in thousands)
Revenues
MRO services	$40,801	$42,283	$54,276
OEM Heat Transfer products	29,651	28,617	27,857
Parts services	-	6,057	17,289
OEM Electric Motion Systems	13,046	11,321	9,758
Eliminations	(3,743)	(5,187)	(5,891)
Total revenues	79,755	83,091	103,289
Cost of revenues
MRO services	32,636	37,900	43,664
OEM Heat Transfer products	22,425	19,809	21,058
Parts services	-	5,879	13,922
OEM Electric Motion System	10,092	8,021	7,845
Write Down of inventory	3,500	-	-
Eliminations	(3,965)	(4,714)	(5,926)
Total cost of revenues	64,688	66,895	80,563
Research and development	651	680	-
Selling and marketing expenses	3,475	3,719	4,369
General and administrative expenses	12,832	14,979	12,407
Impairment of goodwill and intangible assets	4,704	-	-
Capital gain from sale of the propellers & parts businesses	-	(4,400)	-
Operating income (loss)	(6,595)	1,218	5,950
Financial income (expense), net	(111)	149	1,174
Other expenses, net	(200)	-	(236)
Income (loss) before income taxes	(6,906)	1,367	6,888
Income taxes (benefit)	(4,153)	(765)	1,795
Net income (loss)	(2,753)	2,100	5,767
Share in income (loss) and impairment of investment of associated companies	(4,510)	(32)	674
Net income attributable to non controlling interest	123	347	1,499
Net income (loss) attributable to TAT Technologies Shareholders	$(7,386)	$1,753	$4,268

The following table presents, for the periods indicated, information concerning TAT’s results of operations as a percentage of revenues:

	Year Ended December 31,
	2010		2009	2008
Revenues
MRO services	51%		51%	53%
OEM Heat Transfer products	37		34	27
Parts services	-		7	17
OEM Electric Motion Systems	17		14	9
Eliminations	(5)		(6)	(6)
Total revenues	100		100	100
Cost of revenues
MRO services	41		46	42
OEM Heat Transfer products	28		24	20
Parts services	-		7	13
OEM Electric Motion Systems	13		10	8
Write Down of inventory	4		-	-
Eliminations	(5)		(6)	(6)
Cost of revenues	81		81	78
Research and development	1		1	-
Selling and marketing expenses	4		4	4
General and administrative expenses	16		18	12
Impairment of goodwill and intangible assets	6		-	-
Capital gain from sale of the propellers & parts businesses	-		(5)	-
Operating income (loss)	(8)		1	6
Financial expenses, net	*		*	1
Other income (expenses), net	*		-	*
Income (loss) before income taxes	(9)		1	7
Income taxes (benefit)	(5)		(1)	2
Net Income (loss)	(3)		2	6
Share in income (loss) and impairment of investment of associated companies	(6)		(* )	1
Net income attributable to non controlling interest	*		*	2
Net income (loss) attributable to TAT Technologies Shareholders	(9	) %	2%	4%
________________________
* Less than one percent.

Year ended December 31, 2010 compared with Year ended December 31, 2009

Revenues. Total revenues were $79.8 million for the twelve months ended December 31, 2010, compared to $83.1 million for the twelve months ended December 31, 2009, a decrease of 4%. This reflects the contribution of the Parts services and Propeller MRO operations to FAvS; partially offset by (i) the increase in revenues in the MRO operations (excluding the Propeller MRO operations contributed to FAvS) ; and (ii) increase in the OEM of Heat Transfer Products operations and in the OEM of Electric Motion Systems operations. Excluding the Part services and Propellers MRO operations contributed to FAvS, total revenues for the twelve months ended December 31, 2010, reflected a 17% increase compared to the twelve months ended December 31, 2009.

Revenues from MRO services. Revenues from MRO services decreased to $40.8 million for the year ended December 31, 2010, from $42.3 million for the year ended December 31, 2009, a decrease of 4%. The decrease in MRO services revenues in the year ended December 31, 2010, was primarily attributable to the contribution of the Propeller MRO operations to FAvS (which amounted to $9.0 million for the twelve months ended December 31, 2009).  Excluding the Propellers MRO operations contributed to FAvS, total revenues from MRO services for the twelve months ended December 31, 2010, reflected a 23% increase compared to the twelve months ended December 31, 2009 attributable to increased sales both to existing and new customers.

Revenues from OEM of Heat Transfer products. Revenues from OEM of Heat Transfer products segment increased to $29.7 million for the year ended December 31, 2010 from $28.6 million for the year ended December 31, 2009, an increase of 4%. The increase in that segment’s revenues was attributable to increased sales both to existing and new customers.

Revenues from OEM of Electric Motion Systems. Revenues from OEM of Electric Motion Systems segment increased to $13.0 million for the year ended December 31, 2010, from $11.3 million for the year ended December 31, 2009, an increase of 15%. The increase was attributable to increased sales to existing customers.

Revenues from parts services. On December 4, 2009, TAT sold its parts segment to FAvS (See “Item 4 – Information of the Company; History and development of TAT” and further below under General and Administrative Expenses). Revenues from parts services amounted to $6.1 million for the period ended December 4, 2009.

Cost of revenues. Cost of revenues were $64.7 million for the year ended December 31, 2010, compared to $66.9 million for the year ended December 31, 2009, a decrease of 3%. Cost of revenues for the year ended December 31, 2010 included a $3.5 million expenses related to a write down of inventories in the MRO segment. Cost of revenues, excluding the said $3.5 million inventory write down, for the twelve months ended December 31, 2010, were $61.2 compared to $66.9  million for the twelve months ended December 31, 2009, a decrease of 8.5%. The decrease in cost of revenues was primarily attributable to (i) decreased cost of revenues related to the Parts services and Propeller MRO operations contributed to FAvS, partially offset by (ii) an increase in cost of revenues in the OEM operations in Israel and an increase in cost of revenues in the remaining MRO operations, as a result of their increased revenues.

Cost of revenues excluding the inventory write down, as a percentage of revenues was 76.7% for the twelve months ended December 31, 2010, comparing to 80.5% for the twelve months ended December 31, 2009. That was primarily attributable to (i) product mix with higher margin products sold in the MRO operations and in the Electric Motion Systems operations and to (ii) product mix with lower margin products sold in the Parts services operations contributed to FAvS; partially offset by (i) product mix with lower margin products sold in the OEM operations in Israel affected partially by the NIS currency appreciation to the U.S. Dollar and (ii) by additional costs in 2009 in the MRO segment related to settlement of Repair Center and Storefront agreements.

All of the following cost of revenues’ data for the operational segments does not reflect the elimination of inter-company transactions.

Cost of revenues for MRO services. Cost of revenues for MRO services decreased to $32.6 million for the year ended December 31, 2010 from $37.9 million for the year ended December 31, 2009, a decrease of 14%, primarily as a result of product mix with higher margin products sold in the MRO operations in 2010 and as a result of additional costs in 2009 in the MRO segment related to settlement of Repair Center and Storefront agreements. Cost of revenues as a percentage of revenues in this segment decreased to 80.0% in the year ended December 31, 2010 from 89.6% for the year ended December 31, 2009, primarily as a result of product mix with higher margins sold during year 2010, as well as to the additional costs in this segment related to the settlement of Repair Center and Storefront agreements.

Cost of revenues for OEM of Heat Transfer products. Cost of revenues for OEM of Heat Transfer products increased to $22.4 million for the year ended December 31, 2010, from $19.8 million for the year ended December 31, 2009, an increase of 13.1%. This increase in cost of revenues is primarily attributable to product mix with lower margin products sold in this segment affected partially by the NIS currency appreciation to the U.S. Dollar.

Cost of revenues as a percentage of revenues in this segment increased to 75.6% in the year ended December 31, 2010, from 69.2% for the year ended December 31, 2009, primarily attributable to the reasons mentioned above.

Cost of revenues for OEM of Electric Motion Systems. Cost of revenues for OEM of Electric Motion Systems segment increased to $10.1 million for the year ended December 31, 2010, from $8.0 million for the year ended December 31, 2009, and is attributable mainly to the increase in revenues in 2010. Cost of revenues as a percentage of revenues in this segment increased to 77.4% in the year ended December 31, 2010, from 70.9% in the year ended December 31, 2009, primarily as a result of product mix with lower margins sold during year 2010.

Cost of revenues for parts services. On December 4, 2009 TAT sold its parts segment to FAvS (See “Item 4 – Information of the Company; History and development of TAT” and further below under General and Administration Expenses). Cost of revenues for parts services amounted to $5.9 million for the period ended December 4, 2009. Cost of revenues as a percentage of revenues for the period ended December 4, 2009 was 97.1%.

Research and development. Research and Development expenses were $0.7 million for the years ended December 31, 2010 and 2009 and are related to new products and technologies within the OEM operations in Israel. Research and Development expenses as a percentage of revenues were 1% for the years ended December 31, 2010 and 2009. TAT expects to continue to incur and record research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses decreased to $3.5 million for the year ended December 31, 2010, from $3.7 million for the year ended December 31, 2009. The 7% decrease in selling and marketing expenses was primarily attributable to expenses related to the Parts services operations and Propeller MRO operations contributed to FAVS. Selling and marketing expenses as a percentage of revenues were 4.4% for the twelve months ended December 31, 2010, similar to 4.5% for the twelve months ended December 31, 2009. TAT does expect to continue and invest additional resources in selling and marketing activities in coming years.

General and administrative expenses.  General and administrative expenses decreased to $12.8 million for the year ended December 31, 2010, from $15.0 million for the year ended December 31, 2009. The 14% decrease in general and administrative expenses was primarily attributable to (i) a $1.7 million one time expense recorded in 2009 and associated with the write off of a customer debt in the MRO segment, (ii) a $0.6 million of relocation recorded in 2009 expenses as mentioned below, (iii) a decreased cost of payroll and professional services resulting from our U.S. subsidiary, Limco, ceasing to be publicly traded commencing July 2009, and to (iv) expenses related to the Parts services operations and the Propellers MRO operations contributed to FAvS.

General and administrative expenses as a percentage of revenues was 16.1% for the year ended December 31, 2010, compared to 18.0% for the year ended December 31, 2009.

On July 29, 2009 the Company determined not to go forward with the planned relocation of the operations of Limco’s Tulsa, Oklahoma based subsidiary to the location of Limco’s Piedmont, subsidiary in Kernersville, North Carolina. As a result, the Company incurred relocation expense of $0.6 million for the year ended December 31, 2009.

Impairment of Goodwill and Intangible assets. For the year ended December 31, 2010, charges under this item were $4.7 million primarily attributable a $4.2 million impairment of goodwill in the MRO reporting unit and a $0.48 million impairment of ‘Customer Relations’ in the same reporting unit, during the quarter ended September 30, 2010. These impairments were related to adverse changes in the future outlook for  MRO services business including a weak U.S. and global economy which resulted in a reduction in projected future demand for the MRO services.

Capital gain from sale of the propellers & parts businesses. TAT recorded a $4.4 million capital gain in the year ended December 31,  2009, derived from FAvS transaction.

Operating income (loss). Operating loss was $6.6 million for the year ended December 31, 2010, comparing to an operating income of $1.2 million for the year ended December 31, 2009. The operating loss was attributable to the one time charges related to impairment of goodwill and intangible assets and to the write down of inventories totaled $8.2 million. Excluding these $8.2 million one time charges, operating income was $1.6 million.

Financial expenses. Financial expenses were $1.7 million for the twelve months ended December 31, 2010, compared to $2.0 million for the twelve months ended December 31, 2009. Financial expenses during  the twelve months ended December 31, 2010, primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel, as well as interest payments on long-term loans.

Financial income. Financial income for the twelve months ended December 31, 2010 was $1.6 million, compared to $2.2 million for the twelve months ended December 31, 2009. Financial income during the twelve months period ended on December 31, 2010, resulted  from changes in exchange rates between the U.S. dollar and the Israeli Shekel, change in the fair value of unrealized forward transactions profits, interest received from the Israeli tax authorities for excess payments made in previous years and from interest received for short-term investments.

Other expense, net. Other expense for the twelve months ended December 31, 2010, was $0.2 million and is attributable to other-than-temporary impairment loss on Auction Rate Securities based on a fair value  estimation.

Taxes. Total tax income for the twelve months ended December 31, 2010, amounted to $4.2 million, compared to tax income of $0.8 million for the twelve months ended December 31, 2009. Tax income for the twelve months ended December 31, 2010, is primarily attributable to a decrease in pre-tax income in the U.S. operations (resulted from (i) the $8.2 million one-time charges recorded for write down of inventory of $3.5 million and impairment of goodwill and intangible assets of $4.7 million, described above, and (ii) the $4.5 million share in loss and impairment of TAT’s 37% interest in FAvS as described further below), as well as to a decrease in pre-tax income in the operations in Israel. Tax income for the twelve months ended December 31, 2009, was primary attributable to loss before tax in the U.S operations, and to an income tax benefit attributable to a settlement of a tax uncertainty in favor of our OEM operations in Israel received in the twelve months ended December 31, 2009, off-set by statutory taxes for the OEM operations in Israel as well as deferred taxes related to capital gain in the U.S.

Share in income (loss) and impairment of investment of associated companies. The Company recognized a loss of $4.5 million from its share in loss and impairment of 37% interest in FAvS results for the year ended December 31, 2010.  The impairment was based on an independent appraisal. TAT recognized an immaterial loss from its Share in income of its interest in FAvS for the month of December 2009.

Net income attributable to noncontrolling interest. TAT recognized net income attributable to noncontrolling interest of $0.1 million for the twelve months ended December 31, 2010 attributable to our 70% held Bental subsidiary compared with net income attributable to noncontrolling interest of $0.3 million for the twelve months ended December 31, 2009, primarily related to our then 62% held Limco-Piedmont subsidiary.

Net income (loss) attributable  to controlling interest. For the year ended December 31, 2010, net loss was $7.4 million, compared with net income of $1.8 million for the year ended December 31, 2009.

Year ended December 31, 2009 compared with the Year ended December 31, 2008

Revenues. Total revenues were $83.1 million for the year ended December 31, 2009 compared to $103.3 million for the year ended December 31, 2008, a decrease of 20%. This reflects (i) lower revenues in the MRO and Parts operations due to the weakness in the U.S aviation industry; and (ii) increased revenues in the OEM operations in Israel due to organic growth in the OEM of Heat Transfer products segment, as well as increased revenues in the OEM of Electric Motion Systems segment. The following revenue data for the operational segments does not reflect the elimination of inter-company transactions.

Revenues from MRO services. Revenues from MRO services decreased to $42.3 million for the year ended December 31, 2009, from $54.3 million for the year ended December 31, 2008, a decrease of 22.1%. The decrease in revenues of MRO services in the year ended December 31, 2009, was primarily attributable to decreased sales to existing customers and, to a lesser degree, decreased sales to new customers.

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

Cost of revenues for OEM of Electric Motion Systems. Cost of revenues for OEM of Electric Motion Systems segment was $8 million for the year ended December 31, 2009, similar to $7.8 million for the year ended December 31, 2008, and is attributable to the consolidation of Bental operations commencing from August 18, 2008. Cost of revenues as a percentage of revenues in this segment decreased to 71% in the year ended December 31, 2009, from 80.4% in the year ended December 31, 2008, primarily as a result of (i) product mix with higher margins sold during 2009; and (ii) amortization of intangibles associated with Bental’s purchase price allocation during 2008.

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

Operating income. Operating income decreased to $1.2 million for the year ended December 31, 2009, from $5.95 million for the year ended December 31, 2008, a decrease of 79.8%. The decrease in operating income reflects decreased gross and operational margins in the MRO and in the Parts services segments in 2009 compared to 2008; offset by increased gross and operational margins in the OEM operations due to improved margins in the OEM of Heat Transfer products segment, as well as operational income in the OEM of Electric Motion Systems segment.

Financial expenses. Financial expense for the year ended December 31, 2009, was $2.0 million, compared to $1.5 million for the year ended December 31, 2008. During 2009, financial expense primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel, as well as interest payments on long-term loans. During 2008, financial expense primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel.

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

Taxes. Total tax income for the year ended December 31, 2009, amounted to $0.8 million, compared to tax expense of $1.8 million for the year ended December 31, 2008. Tax income for the year ended December 31, 2009 is primarily attributable to reduction of income before tax in the U.S operations, and to an income tax benefit relating to prior years as a result of an approved enterprise certificate granted to Bental by the Israeli tax authorities in 2009  which resulted in the reduction of a previously recorded tax provision of approximately $1.6 million; off-set by statutory taxes for the OEM operations in Israel as well as deferred taxes related to capital gain in the U.S.

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

Quarterly Results of Operations

The following table presents the unaudited consolidated statements of operations data for each of the eight fiscal quarters ended December 31, 2010, in dollars and as a percentage of revenues. In the opinion of TAT’s management, this unaudited information has been prepared on the same basis as TAT’s audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the unaudited information for the quarters presented. The results of operations for any quarter are not necessarily indicative of results that TAT might achieve for any subsequent periods.

	Three months ended
	2010				2009
	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
	($ in thousands)
Revenues	$23,817	$18,922	$18,649	$18,367	$18,360	$18,756	$21,432	$24,543
Cost of revenues	17,937	14,915	14,357	13,979	16,661	14,521	17,607	18,106
Write Down of Inventory	-	3,500	-	-	-	-	-	-
Gross profit	5,880	507	4,292	4,388	1,699	4,235	3,825	6,437
Research and Development costs	192	132	186	141	183	125	207	165
Selling and marketing expenses	975	834	960	706	926	804	1,110	879
General and administrative expenses	4,103	3,104	2,684	2,941	5,784	3,368	2,884	2,943
Impairment of goodwill and intangible assets	-	4,704
Capital gain from sale of the propellers & parts businesses	-	-	-	-	(4,400)	-	-	-
Operating income (loss)	610	(8,267)	462	600	(794)	(62)	(376)	2,450
Financial income (expenses), net	59	261	(384)	(47)	196	87	161	(295)
Other income (expense), net	(200)	-	-	-	(271)	127	353	(209)
Income (loss) before income taxes	469	(8,006)	78	553	(869)	152	138	1,946
Income taxes (benefit)	(1,378)	(2,977)	176	26	201	(1,582)	(125)	741
Share in income (loss) and impairment of investment of associated companies	(4,879)	(50)	213	206	(32)	-	-	-
Net income (loss)	(3,032)	(5,079)	115	733	(1,102)	1,734	237	1,205
Net loss (income) attributable to non controlling interest	(26)	(6)	(96)	5	84	(571)	287	(147)
Net income (loss) attributable to TAT Technologies Shareholders	$(3,058)	$(5,085)	$19	$738	$(1,018)	$1,163	$550	$1,058

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	75.3	78.8	77.0	76.1	90.7	77.4	82.2	73.8
Write down of inventory	-	18.5	-	-	-	-	-	-
Gross profit	24.7	2.7	23.0	23.9	9.3	22.6	17.8	26.2
Research and Development costs	0.8	0.7	1.0	0.8	1.0	0.7	1.0	0.7
Selling and marketing expenses	4.1	4.4	5.1	3.8	5.0	4.2	5.2	3.6
General and administrative expenses	17.2	16.4	14.4	16.0	31.6	18.0	13.4	11.9
Write off of goodwill and intangible assets	-	24.9	-	-	-	-	-	-
Capital gain from sale of the propellers & parts businesses	-	-	-	-	(23.9)	-	-	-
Operating income (loss)	2.6	(43.7)	2.5	3.3	(4.4)	(0.3)	(1.8)	10.0
Financial income (expenses), net	0.2	1.4	(2.1)	(0.3)	0.6	0.5	0.8	(1.2)
Other income (expense), net	(0.8)	-	-	-	(0.9)	0.6	1.6	(0.9)
Income (loss) before income taxes	2.0	(42.3)	0.4	3.0	(4.7)	0.8	0.6	7.9
Income taxes (benefit)	(5.8)	(15.7)	0.9	0.1	1.1	(8.4)	(0.6)	3.0
Share in income (loss) and impairment of investment of associated companies	(20.5)	(0.3)	1.1	1.1	(0.2)	-	-	-
Net income (loss)	(12.7)	(26.9)	0.6	4.0	(6.0)	9.2	1.3	4.9
Net loss (income) attributable to non controlling interest	(0.1)	-	(0.5)	-	0.5	(3.0)	1.3	(0.6)
Net income (loss) attributable to TAT Technologies Shareholders	(12.8)%	(26.9)%	0.1%	4.0%	(5.5)%	6.2%	2.6%	4.3%

TAT expects its operating results may fluctuate in the future as a result of various factors, many of which are outside of TAT’s control, including the timing of orders, the provision of services and deliveries. Consequently, TAT believes that period-to-period comparisons of its operating results may not necessarily be meaningful, and as a result, you should not rely on them as an indication of future performance.

Seasonality

None

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

Impact of Currency Fluctuation and of Inflation

TAT reports its financial results in dollars and receives payment primarily in dollars or dollar-linked NIS for all of its sales while it incurs a portion of its expenses, principally salaries and related personnel expenses, in NIS. Additionally, certain assets, as well as a portion of its liabilities, are denominated in NIS. Therefore, the dollar cost of its operations is influenced by the extent to which any inflation in Israel is offset on a lagging basis, or is not offset by the devaluation of the NIS in relation to the U.S. dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar, the dollar cost of operations in Israel increases. If the dollar cost of operations in Israel increases, its dollar-measured results of operations will be adversely affected. TAT cannot assure you that TAT will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

The following table presents information about the rate of inflation in Israel, the rate of devaluation (appreciation) of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate%	NIS appreciation (devaluation) to the US dollar rate%	Israeli inflation adjusted for appreciation (devaluation) %
2003	(1.9)	7.6	5.7
2004	1.2	1.6	2.8
2005	2.4	(6.8)	(4.4)
2006	(0.1)	8.2	8.1
2007	3.4	9.0	12.4
2008	3.8	1.1	4.9
2009	3.9	0.7	4.6
2010	2.7	6.4	9.1

A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of its expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the U.S. dollar. This devaluation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the U.S. dollar. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked NIS assets and the U.S. dollar amounts of any unlinked NIS liabilities and expenses. During the years 2010, 2009 and 2008 the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of TAT’s NIS expenses. Such trend was continuing during the first four months of 2011 since the U.S. dollar devaluated compared to the NIS.

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

Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2010 was 25% and will be further gradually reduced to 18% in 2016 and thereafter. However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise. Until December 31, 2010  TAT has elected to participate in the alternative package of tax benefits for its current approved enterprise and beneficiary enterprise under the Law for the Encouragement of Capital Investments, 1959, as amended, the income derived from those enterprises will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period.

Additional amendments to the Approved Enterprise Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the current incentives that are limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Approved Enterprise) would enjoy further reduced tax rates for a period of ten years of 5% in Zone A and 8% elsewhere. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

Under the transitional provisions of the 2011 Amendment, the Company elects to irrevocably implement the 2011 Amendment with respect to its existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment.

The Company does not expect the 2011 Amendment to have a material effect on the tax payable in respect of its Israeli operations.

Certain investment income derived by TAT from investments may not be regarded by the Israeli tax authorities as income from TAT’s approved and beneficiary enterprises and consequently may be taxed at the regular statutory rate in Israel.

Certain of TAT’s subsidiaries operate in and are subject to the tax laws of various other jurisdictions, primarily the United States. TAT’s U.S. subsidiaries are taxed based on federal and state tax laws. The effective tax of TAT’s U.S. subsidiaries was 38%, 38% and 41.5% in the years ended December 31, 2010, 2009 and 2008, respectively.

Recently Issued Accounting Standards

In December 2010, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance on when to perform step two of the goodwill impairment test for reporting units with zero or negative carrying amounts. Under the new guidance, modifications are made to step one of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform step two of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The new guidance will become effective for the Company on January 1, 2011. The Company is currently assessing the impact of the adoption of this guidance but does not anticipate any material impact.

In December 2010, FASB issued authoritative guidance on disclosure of supplementary pro forma information for business combinations. The new guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The new guidance will become effective for the Company on January 1, 2011. The Company is currently assessing the impact of the adoption of this guidance on its consolidated financial statements but does not anticipate any material impact.

In April 2010, the FASB issued an amendment to the accounting and disclosure for revenue recognition - milestone method. This amendment, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. The Company believes that the adoption of the amendment will not have a material impact on its consolidated financial statements.

In January 2010, the FASB updated the “Fair Value Measurements Disclosures”. More specifically, this update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. resent the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the Company, this became effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. The adoption of the new guidance did not have a material impact on the company's consolidated financial statements.In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. The Company believes that the adoption will not have a material impact on its consolidated financial statements.

Liquidity and Capital Resources

TAT had cash and cash equivalents and short-term deposits of $34.6 as of December 31, 2010 (including restricted cash in the amount of $5.1 million), as compared with cash and cash equivalents and short-term deposits of $33.5 million as of December 31, 2009 (including restricted cash on the amount of $5.1 million). The increase in cash and cash equivalents in 2010 included, among others, proceeds of $1.7 million received from a bank for short term credit, partially offset by $0.4 million of net repayments of long term loans. In 2009, TAT received loans and utilized credit facilities from financial institutions, in the total amount of $3.8 million, primarily for the financing of the final stage of the acquisition of Bental’s shares and in order to increase working capital.

Capital expenditures for the years ended December 31, 2010, 2009 and 2008 were approximately $2.9 million, $2.8 million and $3.6 million, respectively. These capital expenditures were principally for the purchase of equipment for the OEM and MRO facilities. TAT funded these expenditures from cash flows from operations and also from financing activities. TAT expects that its available cash and cash equivalents and cash flow that will be generated from operations will be sufficient to enable it fund its capital expenditures.

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

Cash Flows

The following table summarizes TAT’s cash flows for the periods presented:

	Year Ended December 31,
	(in thousands)
	2010	2009	2008
Net cash provided by operating activities	$3,038	$(79)	$1,692
Net cash provided by (used in) investing activities	(2,986)	770	12,368
Net cash provided by (used in) financing activities	1,358	(8,912)	5,170
Effect of changes in exchange rate on cash and cash equivalents of foreign currency subsidiary company	59	(110)	(445)
Net increase (decrease) in cash and cash equivalents	1,469	(8,331)	18,785
Cash and cash equivalents at beginning of the year	25,568	33,899	15,114
Cash and cash equivalents at end of the year	$27,037	$25,568	$33,899

For the year ended December 31, 2010, net cash provided by operating activities was approximately $3.0 million compared to net cash used in operating activities of $0.1 million for the year ended December 31, 2009 and net cash provided by operating activities of approximately $1.7 million for the year ended December 31, 2008. Net cash provided by operating activities for the year ended December 31, 2010 was primarily attributable to impairment of goodwill and intangible assets for the amount of $4.7 million, write down of inventory of $3.5 million, share in loss and impairment of investment of associated companies of $4.5 million, a $1.8 million and $1.6 million increase in trade accounts payables and in other accounts payables, respectively, and depreciation and amortization of $3.4 million. That was primarily offset by net loss of $7.3 million, increase in trade accounts receivables of $4.7 million, increase in deferred income taxes of $3.0 million, a $1.6 million increase in inventories and a $1.1 million increase in other accounts receivables and prepaid expenses.

For the year ended December 31, 2009, net cash used in operating activities was approximately $0.1 million. Net cash used in operating activities for the year ended December 31, 2009 was primarily attributable to net income of $2.1 million, and in addition to depreciation and amortization of $2.97 million, decrease in trade accounts receivables of $3.85 million, deferred income taxes of $1.7 million and a $1.6 million increase in provision for doubtful debts, which was primarily offset by a $4.4 million of profit from selling the propellers and parts business to FAvS, a $4.0 million decrease in trade accounts payables, $1.9 million increase in other accounts receivables, a $1.4 million decrease in other accounts payables and a $1.3 million decrease in liability in respect of employee right upon retirement.

The increase in trade receivables in 2010 resulted primarily from the increased revenues, excluding revenues of the Part services and Propellers MRO operations contributed to FAvS on December 4, 2009. The increase in inventories in 2010 and 2009 resulted from purchases of inventories in relatively large quantities sufficient to support long term contracts, enabling TAT to enjoy relatively lower prices.

Net cash used in investing activities was approximately $3.0 million for the year ended December 31, 2010, compared to net cash provided by investing activities of $0.8 million for the year ended December 31, 2009 and net cash provided by investing activities of approximately $12.4 million for the year ended December 31, 2008.

Of the cash used by investing activities in the year ended December 31, 2010 approximately $3.0 million were used for the purchase of property and equipment, primarily production equipments and building improvements and $0.6 million used for the purchase of marketable securities, partially offset by $0.9 million of proceeds received from selling marketable securities.

Of the cash provided by investing activities in the year ended December 31, 2009 approximately $24.1 million were provided by proceeds received from selling marketable securities, offset by $15.7 million used for the purchase of short term investments, $4.1 million of increased in restricted deposits, $2.8 million used for the purchase of property and equipment, primarily production equipments and building improvements and $2.1 million used for the purchase of intangible assets.

Of the cash provided by investing activities in the year ended December 31, 2008, approximately $26.4 million were provided by proceeds received by Limco from selling corporate and municipal bonds, offset by $9.3 million used for the purchase of short term investments and $3.6 million used for the purchase of property and equipment, primarily production equipments and building improvements.

Net cash provided by financing activities was approximately $1.4 million for the year ended December 31, 2010, compared to net cash used in financing activities of approximately $8.9 million for the year ended December 31, 2009 and net cash provided by financing activities of approximately $5.2 million for the year ended December 31, 2008.  In the year ended December 31, 2010, the net cash provided by financing activities was primarily attributable to proceeds of $1.7 million short term credit received from a bank and proceeds of $1.2 million from long-term loans received, partially offset by $1.6 million of repayments of long term loans.

In the year ended December 31, 2009, the net cash used was primarily attributable to the payment of dividend of $7.5 million, repurchase of Company’s shares of $2.0 million, purchase of shares in respect of put option to non controlling interest in a subsidiary of $2.2 million, which was primarily offset by proceeds from long term loans of $2.5 million and short term credit received from banks of $1.1 million.

In the year ended December 31, 2008, the net cash provided was primarily attributable to the receiving of a $5.0 million loan from financial institution.

A.	Research and Development, Patents and Licenses

Not applicable.

B.	Trend Information

Our revenues in the US in fiscal 2011 are expected to be impacted by global trends of increased traffic reported by airlines, by the steady recovery in the demand for MRO services as well as by positive indications from OEM in the aerospace and defense industries. We expect that as the aerospace industry recovers, our revenues will trend upward.

C.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

D.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2010 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt obligations	$7,453,438	$6,594,886	$610,031	$248,521	$-
Operating lease obligations (1)	2,908,000	808,000	1,132,000	912,000	56,000
Purchase commitments	8,615,370	8,615,370	--	--	--
Estimated long-term loan interest (2)	249,000	204,000	32,000	13,000	--
Total	$19,225,808	$16,222,256	$1,774,031	$1,173,521	$56,000
_________________
(1)
Pursuant to the terms of the agreement we entered into with TAT Industries in 2000 to purchase its operations relating to the manufacture of aviation accessories, we rent from TAT Industries the real estate and buildings encompassing an area of approximately 302,000 square feet for a period of 24 years and eleven months.  In consideration we agreed to pay TAT Industries annual rental payments of approximately $371,000 for the year ended December 31, 2010 with an additional incremental payment of 2% per year.  Such rental rates are subject to revaluation every fifth year.

(2)
Interest related to (i) a loan in the amount of $1,204,000 which bears annual fixed interest of 5.25% and will be repaid in July 2014; and (ii) loans in the total amount of $6,250,000 which will be repaid in four annual installments commencing 2011. These loans bear quarterly interest of Libor + 3.5% and Libor + 1.8%.

In addition, we have long-term liabilities for severance pay that are calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Employees are entitled to one month’s salary for each year of employment or a portion thereof.  As of December 31, 2010, our severance pay liability, net was $548,000.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers, as of the date hereof:

Name	Age	Position
Rimon Ben-Shaoul	66	Chairman of the Board of Directors *
Shmuel Fledel	58	Chief Executive Officer
Regina Ungar	48	Director *
Avi Ortal	44	Chief Executive Officer of Limco-Piedmont
Shmuel Mendel	59	Chief Executive Officer of Bental
Yaron Shalem	38	Chief Financial Officer
Shlomi Karako	52	Vice President Operations
Avi Shani	63	External Director **
Anat Hollander	47	Director *, **
Jan Loeb	52	Director
Nati Botbol	34	Director *
Yankale Shahar	49	External Director **

(*)	The appointment is effective as of the Board of Directors’ approval and will be reapproved in the next annual shareholders meeting

(**)	Member of the audit committee and member of the committee that examines the financial statements, prior to the Board of Directors' approval.

Mr. Rimon Ben-Shaoul was elected as the Chairman of TAT’s Board of Directors in April 2011. Mr. Ben-Shaoul has been the Chief Executive Officer of Polar Communications Ltd since 2004. Polar Communications Ltd is a holding company focused in the areas of technology and media. From 1997 through 2001 Mr. Ben-Shaoul served as Chief Executive Officer of Clal Industries and Investments Ltd. and prior thereto as the President and Chief Executive Officer of Clal Insurance Company Ltd. Mr. Ben-Shaoul holds a BA in Economics and Statistics and an MBA from Tel Aviv University.

Ms. Regina Ungar was elected as a director by our Board of Directors in April 2011. Since December 2010 Ms. Ungar has been the acting Chief Executive Officer of KMN Holdings Ltd (the ultimate parent of the Company) and the Chairman of the Board of TAT Industries, our parent company. Until October 2010 Ms. Ungar was Senior Vice President of Shrem Fudim Group Ltd. and of Leader Holdings & Investments Ltd., which are holding companies  investing in capital market, communication and technology companies. Ms. Ungar holds a BA in Economics and Accounting and an MBA from Tel Aviv University.

Avi Shani has served as an outside director (within the meaning of the Israeli Companies Law) since August 2008 and is a member of TAT’s Audit Committee. Mr. Shani is also serving as a director of Psagot Providence Funds and of Psagot Pensions Funds. From 2005 until 2008 Mr. Shani served as the CEO of TCM Mobile, a start up company, and prior to that, during years 2000 - 2004 he served as Executive Vice President Investments and Chief Economist of IDB Development, a leading Israeli holding company, in charge of new Investments. Mr. Shani holds a B.A degree in Economics and an MBA, both from Tel Aviv University.

Anat Hollander was elected as a director in May 2011. Ms. Hollander currently serves as the head of the Credit Sector at Amitim senior pension funds. From September 1989 through June 2010 she served in various financial positions with Bank Leumi, most recently as a Senior Relationship Manager of the Aviation and Industry Section in the bank’s business division. Ms. Hollander holds a B.A. in economics and international relations from Hebrew University and an M.B.A. from Tel Aviv University.

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

Nati Botbol  was elected as a director by our Board of Directors in April 2011.  Mr. Botbot  has been the Chief Financial Officer of KMN Holdings Ltd (the ultimate parent of the Company) since April 2011. From 2004 until 2011, Mr. Botbol was an Audit Senior Manager in Ernst &Young Israel. Mr. Botbol holds a BA in Economics and Accounting from Bar Ilan University.

Mr. Yacov Shahar was elected as a director by our Board of Directors in September 2010. Mr. Shahar has served as the company treasurer of El Al Airlines Ltd., the national Israel airlines, since 2006. Mr. Shahar served as the Chief Financial Officer and Vice President of Elad Group, Canada, from 2004 through 2005, and between years 1990-2004 he served as a customer relations manager in the business division at Bank Hapoalim. Mr. Shahar holds a B.A. degree in Economics and Mathematics from the Hebrew University of Jerusalem.

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

Dr. Avi Ortal has served as Limco-Piedmont’s Chief Executive Officer since September 2009. Prior to that, Dr. Ortal served as the CEO of KMN Capital Ltd., a subsidiary of KMN, and as a VP of KMN, since February 2008. From March 1999 to January 2008, Dr. Ortal was a partner in the law firm of
Zellermayer, Pelossof & Co., Israel and prior to that an associate at the New York law firm Davis Polk & Wardell, as well as an Adjunct Lecturer (Mergers & Acquisitions) at the Duke University School of Law. Dr. Ortal holds an LL.B. degree from the College of Management, an L.L.M. degree and a S.J.D degree from Duke University School of Law.and an MBA degree from Northwestern University Kellogg Business School. Effective August 1, 2011, Dr. Ortal will cease to serve as Chief Executive Officer of Limco-Piedmont and he will become a consultant to the Company.

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

Yaron Shalem has served as TAT’s Chief Financial Officer since August 2008. Prior to that, between the years 2006 and 2008 Mr. Shalem served as the CFO of OrganiTech USA Inc. — a provider of high-tech hydroponics factories. Prior to that, during years 2003-2005 Mr. Shalem served as the CFO of Arelnet Ltd. — a provider of IP based telecom switches. Before that Mr. Shalem was the CFO of CellPay Ltd, an Israeli start-up provider in the Mobile Payment arena. Mr. Shalem holds a B.A. in Economy & Accounting from Tel Aviv University and an MBA degree from Bar-Ilan University.

Shlomi Karako has served as TAT’s VP Operations since June 2011. Prior to that, between the years 2009 and 2011 Mr. Karako served as an Executive Vice President at Spectronix Ltd.. From 2005 through 2009 Mr. Karako served as the General Manager of the business jets division of the Israel Aerospace Industry (IAI). Prior to that, Mr. Karako served in the Israeli Air Force (IAF) for 27 years and retired as Colonel – his last position was managing the aircraft department, with responsibility for engineering, maintenance and logistics for all IAF aircraft. Mr. Karako holds a B.Sc in mechanical engineering from Beer-Shiva University and an M.B.A. from Tel Aviv University.

Compensation

The following table sets forth all the compensation TAT paid with respect to all of its directors and executive officers as a group for the year ended December 31, 2010.

	Salaries, fees, Commissions and bonuses	Other benefits
All directors and executive officers as a group (9 persons)	$1,646,000	$104,000

During the year ended December 31, 2010, TAT paid its directors, other than Mr. Giora Inbar and Mr. Ronen Yehezkel (who received no compensation), the determined medium amounts permitted by law to an outside director (within the meaning of the Israeli companies Law) which was: a per meeting attendance fee of NIS 2,440 (approximately $654), plus an annual fee of NIS 64,380 (approximately $17,251).

On April 14, 2011, the Audit Committee and Board of Directors of the Company determined to pay our chairman, Mr. Ben-Shaoul a monthly fee of USD 10,000. This fee shall be effective following the approval of such payment at the 2011 shareholders meeting.

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

Election of Directors

Our articles of association provide for a board of directors consisting of no less than two and no more than eleven members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of 7 directors, including two outside directors within the meaning of the Israeli Companies Law.

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

Outside and Independent Directors

Outside Directors. Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two outside directors.  In general, the Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” includes a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above.  The term “affiliation” includes an employment relationship, a business or professional relationship control and service as an office holder excluding service as an outside director of a company that is offering its shares to the public for the first time.

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

In general, outside directors serve for a three-year term and may be reelected to two additional three-year terms.  An outside director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for that person’s appointment as outside director no longer exist, or that the outside director has violated his or her duty of loyalty to the company.  The resolution of the special general meeting of shareholders regarding the termination of office of an outside director requires the same majority that is required for the election of an outside director.  The court may order the termination of the office of an outside director on the same grounds, following a motion filed by a director or a shareholder.  If an outside directorship becomes vacant, the board of directors is required under the Israeli Companies law to convene a shareholders meeting immediately to appoint a new outside director.

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

The independent directors which are also the members of the  audit committee meet in the forum of the committee that discuss and approve the financial statements prior to the. The Audit Committee also discuss and approve transaction with interested parties, including recommending the compensation of all our senior officers,  Our executive officers do not participate in any discussions or decisions that involve any aspect of their compensation.

Our board of directors has determined that all the Audit Committee members including the Outside  directors qualify as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ and under the Israeli Companies Law requirements.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  In general, the audit committee must consist of at least three directors and must include all of the outside directors.  The audit committee may not include the chairman of the board of directors, any director employed by the company or providing services to the company on an ongoing basis, or a controlling shareholder or any of the controlling shareholder’s relatives.

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

Our audit committee acts also as a committee for the review and the approval of our financial statements, and as such, assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.  The audit committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

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

Under the Israeli Companies Law, in general all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director requires both board of directors and audit committee approval. The compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

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

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder of the company has a personal interest.  The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such a transaction must include the majority of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this majority approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than two percent of the voting rights in the company.

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

•	Breach of his or her duty of care to the company or to another person;

•
Breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests; and

•	Monetary liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

•	Monetary liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

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

•	Breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

•	Any act or omission committed with intent to derive an unlawful personal gain; and

•	Any fine or forfeiture imposed on the office holder.

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

Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law.  We currently maintain directors’ and officers’ liability insurance to cover liabilities of up to $25 million per claim and in the aggregate.  In July 2004, our shareholders approved a form of directors and officers letter of indemnification and exemption for liabilities and expenses incurred as a result of their acts in their capacity as directors and officers of our company, in an aggregate amount not to exceed $5.0 million or 25% of our equity capital (net worth).

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

In March 2011 our board of directors and audit committee approved the purchase of a directors and officers insurance policy for the directors and officers of our company and its subsidiaries, Limco and Bental, and its controlling shareholder TAT Industries. The coverage limit under the policy is 25 million dollars and the premium for the insurance term (one year) is approximately $100,000dollars.

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Marketplace Rule 5615(c)(2), or Rule 5615(c)(2), because KMN beneficially owns more than 50% of our voting shares.

Under Rule 5615(c)(2), a controlled company is exempt from the following requirements of NASDAQ Marketplace Rules 5605(b)(1), 5605(d) and 5605(e) that would otherwise require that:

•	The majority of the company’s board of directors qualifies as independent directors, as defined under NASDAQ Marketplace Rules.

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

As of December 31, 2010, we and our subsidiaries employed 584 employees, of whom 452 were employed in manufacturing and quality control, 56 were employed in engineering and research and development and 76 were employed in administration, sales and marketing.  Of such employees, 317 were located in Israel and 267were employed by Limco and located in the United States.

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

Stock Option Plans

On August 14, 2008, TAT’s Board of Directors approved the grant to TAT’s CEO of options to purchase 65,477 ordinary shares of TAT which represented 1% of the then outstanding share capital on a fully diluted basis. The options are exercisable in 3 equal portions vested after 2, 3 and 4 years commencing on May 19, 2008 and have an exercise price of $6.15 per share. The fair value of the options was calculated based on Black & Scholes model and is $191,000. Compensation expenses attributable to outstanding stock options were $49 and $63 for the years ended December 31, 2010 and 2009.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Isal Amlat, a Tel Aviv Stock Exchange publicly traded company, organized under the laws of the State of Israel, is the beneficial holder of 53.7% of TAT’s outstanding shares (4,732,351 shares), of which 10.06% (886,443 shares) are held directly by it and 43.6% (3,845,908 shares) are held directly by TAT’s parent company TAT Industries. TAT Industries is 79.33% controlled by Isal Amlat. Isal Amlat is 81.68% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange, which is 60% controlled by Ron Elroy. Leap-Tide Capital Management Inc., which is controlled by Mr. Jan Loeb, a member of our board of directors, is the beneficial holder of 5.9% of TAT’s ordinary shares (522,607 shares). No other shareholder is known to us to be a beneficial owner of 5% or more of TAT’s ordinary shares

The following table sets forth certain information as of June 25, 2011, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

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

(2)	The percentages shown are based on 8,815,003 ordinary shares issued and outstanding as of June 25, 2011 (net of 258,040 dormant shares).

(3)
Includes 886,443 ordinary shares held directly by Isal Amlat and 3,845,908 ordinary shares held directly by TAT Industries, which is 79.33% controlled by Isal Amlat.  As such, Isal Amlat may be deemed to be the beneficial owner of the aggregate 4,632,351 ordinary shares held directly by itself and TAT Industries.  Isal Amlat is 81.68% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock, which is 60% controlled by Ron Elroy.

(4)
TAT Industries is 79.33% controlled by Isal Amlat.  As such, Isal Amlat may be deemed to be the beneficial owner of the aggregate 3,845,908 ordinary shares held directly by TAT Industries.  Isal Amlat is 81.68% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock, which is 60% controlled by Ron Elroy.

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

On March 11, 2009 and on August 13, 2009, TAT’s board of directors authorized its management to engage Oppenheimer Israel Investment House for the blind trust purchase of TAT’s shares under rule 10b5-1 of the Securities Exchange Act of 1934. The first purchase plan, which was discontinued on March 26, 2009, resulted on the purchase of 4,650 shares for a cumulative amount of $ 26 thousand. The second purchase plan included licensing Oppenheimer Israel to purchase shares of TAT on a foreign stock exchange in an aggregate amount of up to $2 million (approximately NIS 7.8 million) for a period of six months and at a price not exceeding $9 per share. As of December 31, 2010, 253,390 shares were purchased, representing about 2.8% of the Company's share capital in consideration of approximately $2 million (an average of $7.90 per share). The purchased shares became dormant as defined in the Companies Law.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of June 25, 2011, there were 48 holders of record of our ordinary shares, of which 44 record holders holding less than 1.0% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 70% of our outstanding ordinary shares as of such date.

B.	Related Party Transactions

Management and Services Agreement

In February 2000, TAT entered into an agreement with TAT Industries, TAT’S controlling shareholder, to purchase operations of TAT Industries relating to the manufacture of aviation accessories and the lease of certain real estate and buildings. Pursuant to the terms of this agreement, all of the employees of TAT Industries were transferred to TAT effective as of January 1, 2000, without any change in the conditions of their employment. TAT Industries pays TAT $50,000 per year for administrative and accounting personnel and secretarial staff, who served as employees of TAT Industries before they were transferred to TAT and who continue to provide such services.

In addition, pursuant to the terms of the agreement, TAT entered into a lease agreement, pursuant to which TAT leased from TAT Industries, effective as of January 1, 2000, an area of approximately 344,000 square feet, including 90,000 square feet of manufacturing, office and storage space, for a period of 24 years and eleven months. In consideration for the lease agreement, TAT agreed to pay TAT Industries annual rental fee of $300,000, with an additional incremental payment of 2% per year, such rental fee is subject to revaluation every fifth year. In 2005, the rental fee was revaluated by a real estate appraiser, and as a result the base fee was increased to $310,000 per year with an additional incremental payment of 2% per year. In 2010, the rental fee was revaluated by a real estate appraiser, and as a result the base fee was increased to $400,000 per year with an additional incremental payment of 2% per year. The rental fee will be revaluated in 2015.

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

Management Agreement with Bental

On June 14, 2010, following the approval of TAT’s Board of Directors and audit committee, TAT and Bental entered into a management agreement pursuant to which in consideration of management services provided by TAT, Bental will pay to TAT an amount of $120,000 plus VAT per fiscal year, commencing June 2010. The agreement will be in effect until otherwise terminated by the parties

Other Transactions

TAT Industries and TAT are reporting to the Value Added Tax Authorities on a consolidated basis. The current liability with TAT Industries as of December 31, 2010 at the amount of $27,000 mainly consists of accrued lease payable to TAT Industries less Value Added Tax refund.  The current asset with TAT Industries as of December 31, 2009 at the amount of $27,000 mainly consists of Value Added Tax refund and is linked to the Israeli Consumer Price Index.

TAT has commercial relationships in the ordinary course of business, with certain companies that are controlled by KMN Holdings, TAT’s indirect controlling shareholder: KMN Trades and Metals, Ika Laboratories Ltd., Alexandrovitzh Ltd. and Haglil Industries Ltd. During fiscal year 2010, TAT purchased from such companies raw materials and services in an aggregate amount of $1,027,000, all in arms length transactions.

Other Relationships

Dr. Shmuel Fledel, TAT’s Chief Executive Officer and Mr. Yaron Shalem, TAT’s Chief Financial Officer, also serve in the same positions in TAT Industries.

Dr. Shmuel Fledel, TAT’s Chief Executive Officer and Dr. Avraham Ortal, the Chief Executive Officer of Limco, also serve as directors of FAvS.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the notes thereto, included in Item 18.

Legal Proceedings

We are not presently involved in any material legal proceedings. However, during the ordinary course of business, we are, from time to time, threatened with, or may become a party to legal actions and other proceedings.

Dividend Distribution Policy

The Israel Companies Law also restricts our ability to declare dividends in a way that we can only distribute dividends from profits (as defined in the law), provided that there is no reasonable suspicion that the dividend distribution will prevent us from meeting our existing and future expected obligations as they come due.

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

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low sales prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market(1)		Tel Aviv Stock Exchange
	High	Low	High	Low
Fiscal Year Ended December 31, 2004	9.80	6.21	—	—
Fiscal Year Ended December 31, 2005	9.35	5.25	NIS 35.50	NIS 29.70
Fiscal Year Ended December 31, 2006	19.52	5.92	82.10	30.25
Fiscal Year Ended December 31, 2007	28.18	11.37	116.70	47.68
Fiscal Year Ended December 31, 2008	12.24	3.62	53.00	15.52
Fiscal Year Ended December 31, 2009	9.13	3.95	33.90	16.53
Fiscal Year Ended December 31, 2010	9.38	5.19	37.36	18.30

(1) On June 24, 2009 TAT’s ordinary shares began trading on the NASDAQ Global Market.

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low sales prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market(1)		Tel Aviv Stock Exchange
	High	Low	High	Low
2009
First Quarter	5.85	3.95	NIS 25.31	NIS 16.53
Second Quarter	7.64	4.74	30.98	20.97
Third Quarter	7.94	5.55	30.79	22.32
Fourth Quarter	9.13	7.32	33.90	28.15

2010
First Quarter	9.94	7.82	NIS 37.36	NIS 29.71
Second Quarter	8.19	6.50	30.54	25.13
Third Quarter	7.69	6.15	28.77	23.78
Fourth Quarter	6.89	5.19	27.30	18.30

2011
First Quarter	5.99	5.20	NIS 21.32	NIS 18.08

(1) On June 24, 2009 TAT’s ordinary shares began trading on the NASDAQ Global Market.

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low sales prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
December 2010	5.81	5.22	NIS 21.19	NIS 18.58
January 2011	5.57	5.26	20.07	19.00
February 2011	5.99	5.45	21.32	20.00
March 2011	5.59	5.35	20.40	18.08
April 2011	5.60	5.36	19.77	18.50
May 2011	6.04	5.89	20.00	18.09

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The rights attached to the ordinary shares are as follows:

Dividend rights.  Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared.  The board of directors may declare dividends in accordance with the provisions of the Israeli Companies Law.  See Item 8.A. “Financial Information – Consolidated and Other Financial Information – Dividend Distribution Policy.”  If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed.  We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

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

Under our Articles of Association, any resolution, including resolutions amending our memorandum of association or articles of association winding-up, authorization of a class of shares with special rights, or other changes as specified in our Articles of Association, requires approval of the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting thereon.

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

Disclosure of Shareholders Ownership

The Israeli Securities Law, 5728-1968 and regulations promulgated there under contain various provisions regarding the ownership threshold above which shareholders must disclose their share ownership.  However, these provisions do not apply to companies, such as ours, whose shares are publicly traded in Israel as well on the NASDAQ Global Market.  We are required pursuant to the Israeli Securities Law and the regulations promulgated thereunder to submit to the Israeli Companies Registrar, the Israeli Securities Authority and the TASE, among other things, all information that we receive from our shareholders regarding their shareholdings in our company, provided that such information was published or is required to be published under applicable foreign law.

Changes in Our Capital

The Board has the right to issue shares. Changes in our capital are subject to the approval of the shareholders at a general meeting by a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting thereon.

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

On July 3, 2009, Limco signed an agreement settling a commercial dispute with one of its suppliers. According to the agreement signed between the parties, Limco will serve as the supplier's licensed service center for performing repairs, renovation and servicing of aircraft components for a period of five years ending on May 31, 2014, in return for $3,600,000. Prior to signing the agreement, Limco’s engagement with said supplier was based on older agreements which were to end on May 31, 2011 and July 31, 2010. Following an outside valuation, Limco carried an amount of approximately $1,550,000 as an expense for settling the dispute and the balance was carried as an intangible asset in TAT’s books and is amortized over the remaining contractual period.

Pursuant to a Stock Purchase Agreement dated November 9, 2009 with FAvS, TAT’s subsidiary, Piedmont, acquired on December 4, 2009 5,766,667 newly issued shares of Class B Common Stock of FAvS representing 37% of the then common equity of FAvS and $750,000 of newly issued shares of Class A Preferred Stock of FAvS (with quarterly dividends at the rate of 12% per annum if paid in cash and 15% per annum if paid in additional shares of Series A Preferred Stock) in exchange for Piedmont’s wholly-owned subsidiary, Piedmont Propulsion Systems, which was engaged in the business of providing maintenance, repair and overhaul services for propellers for fixed wing aircraft as well as aircraft parts distribution and trading.

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

Mr. Hollander, FEG, and Piedmont also entered into a stockholders agreement which, among other things, restricts each party’s ability to dispose of its shares in FAvS and provides for reciprocal rights of first offer, tag along rights and drag along rights.  The stockholders agreement also provides that, so long as Piedmont owns at least 10% of the equity of FAvS, it shall have the right to have two designees serve on the six-member Board of Directors of FAvS.  Piedmont and FAvS have additionally entered into a rights agreement pursuant to which, among other things, FAvS granted to Piedmont pre-emptive rights, information and access rights and the right to approve certain material corporate actions. The stockholders agreement and rights agreement were amended on June 30, 2011 in connection with the settlement of the dispute described further below.

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

On October 1, 2010, Piedmont agreed to secure the guarantee for $6.6 million, by providing a new letter of credit to the lender for FAvS. Such guaranty is for a period of 15 months ending December 31, 2011 and its amount is reduced as such debt amortizes in increments of $0.1 million per month. Piedmont was also granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event that the letter of credit is drawn upon. Piedmont also entered into an intercreditor agreement with the lender to FAvS which will subordinate Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender. As of December 31, 2010 the guaranty amount is $6.3 million. The fair value of the guarantee was based on an appraisal performed by management.

FAvS and Piedmont also entered into a one-year services agreement pursuant to which Piedmont provides certain finance, human resources, IT and quality control services to FAvS and a multi-year services agreement pursuant to which a subsidiary of Piedmont provides certain plating, machining and grinding services to FAvS.

A commercial dispute has existed between Piedmont and FAvS relating to the propeller maintenance business which had been contributed to FAvS by Piedmont as part of the transaction discussed above.  The commercial dispute began in April 2010 when a customer of the propeller maintenance business requested reimbursement from FAvS for damages to certain propellers.  FAvS then sought reimbursement from Piedmont for such amounts.  Although Piedmont rejected all of FAvS’ claims with regards to Piedmont’s responsibility for the claimed damages, the parties reached an agreement pursuant to which Piedmont loaned $700,000 to FAvS and agreed to bear a portion of the additional cost of the replacement of propeller blades that FAvS would be responsible for. In exchange FAvS agreed to waive all claims against Piedmont with respect to such customer. Such loan was subsequently forgiven.

Notwithstanding such waiver, in the last quarter of 2010, FAvS again asserted claims against Piedmont relating to the propeller maintenance business including claims not previously asserted.  After reviewing this issue during the 2010 fourth quarter and thereafter, the company estimated the additional liability it may bear and accordingly wrote off the payment and recorded an accrual, which it believed, covers its potential cost in connection with this matter.

In order to finally settle all disputes between them, on June 30, 2011 Piedmont and FAvS entered into a Settlement Agreement and Release (the “Settlement Agreement”).  Pursuant to the Settlement Agreement, each party fully released the other party and acknowledged that the settlement was a compromise of disputed claims and was not to be construed as an admission of liability or wrongdoing.  In addition, each party agreed not to disparage the other and Piedmont paid an aggregate of $700,000 to FAvS.

Simultaneously with the execution of the Settlement Agreement, Mr. Aaron Hollander, the Chief Executive Officer and controlling stockholder of FAvS, purchased 3,322,259 shares of Class A Common Stock of FavS at a price of $.903 per share (for an aggregate price of $3 million).  In addition, Piedmont agreed to extend its guarantee of the bank debt incurred by FavS to fund the KATR transaction through June 30, 2013 and to continue to provide a letter of credit to secure such guarantee.  The amortization schedule for such debt was revised so that no amortization will occur until June 30, 2012.  Thereafter the debt will amortize at the rate of $200,000 per month.

The Stockholders Agreement entered into in 2009 between Piedmont and Mr. Hollander was also amended to delete the reciprocal drag along rights and to provide that Piedmont may designate one member to the Board of Directors of FAvS (rather than the two provided in the original agreement).  Finally, the Rights Agreement entered into in 2009 between Piedmont and FAvS was amended so that Piedmont’s right to approve certain material corporate actions by FAvS has been limited to the right to approve contracts or agreements with affiliates of FAvS.  The amendment also provides that the approval of Piedmont will not be required if FAvS seeks to raise additional capital from Mr. Hollander so long as the consideration being paid by Mr. Hollander is not less than the consideration that would be paid by a third-party in an arms-length transaction and is fair, equitable and reasonable under the circumstances.

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

General Corporate Tax Structure

Israeli companies were generally subject to corporate tax at the rate of 27% in 2008, which was reduced to  26% in 2009 and to 25% in 2010 and will be gradually further reduced to 18% in 2016 and thereafter.  However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise, as discussed below.

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

We have derived,  a material portion of our operating income from our approved enterprise and beneficiary enterprise facilities.  We are therefore eligible for a tax exemption for a limited period on undistributed approved enterprise and beneficiary enterprise income, and an additional subsequent period of reduced corporate tax rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares.  The tax benefits attributable to our current approved enterprise and beneficiary enterprise are scheduled to expire in phases between 2009 and 2017.  We intend to reinvest the entire amount of our tax-exempt income and not to distribute this income as a dividend.

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

Additional amendments to the Approved Enterprise Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the current incentives that are limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Approved Enterprise) would enjoy further reduced tax rates for a period of ten years of 5% in Zone A and 8% elsewhere. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

Under the transitional provisions of the 2011 Amendment, the Company elects to irrevocably implement the 2011 Amendment with respect to its existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment.

We do not expect the 2011 Amendment to have a material effect on the tax payable in respect of its Israeli operations.

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

This annual report on Form 20-F and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.tat-technologies.com. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-16050.

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

Effects of Changes in Interest Rates

We pay interest on our long-term loans facilities in accordance with the nature of each loan. For loans that bear Libor Rate, we pay interest at a rate per annum equal to up to 3.2% in excess of the Libor Rate. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities.  For loans that bear fixed interest rate, we pay interest at a rate per annum equal to up to 5.25%. As of December 31, 2010 we do not have any loans that linked to the Consumer Price Index (the “CPI”).

Effects of Currency Exchange Fluctuations

Our financial statements are stated in dollars, while a portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS.  Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS.  As a result, our operations may be affected by fluctuations of the U.S. dollar/NIS exchange rate.  The NIS value of our U.S. dollar revenues are adversely affected by the appreciation of the NIS against the U.S. dollar.  In 2010 and 2009, the NIS appreciated against the U.S. dollar by 0.4% and 1.1%, respectively.  We estimate that a devaluation of 1% of the U.S. dollar against the NIS would result in a decrease of approximately $100,000 in our operating income.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2010, our internal control over financial reporting is effective.

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

	Year Ended December 31,
Services Rendered	2010	2009*
Audit (1)	$223,000	$428,545
Audit-related (2)	65,000	49,000
Tax (3)	22,000	22,000
Total	$310,000	$499,545
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

TAT provided Baker Tilly Virchow Krause LLP with a copy of this disclosure on Form 20-F prior to its filing with the Securities and Exchange Commission ("SEC").  TAT has requested that Baker Tilly Virchow Krause, LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the statements in this Item 16.F.   Baker Tilly Virchow Krause, LLP has furnished the Company  with a letter  dated  June 28, 2010  addressed  to the  Securities  and Exchange  Commission  stating  that Baker Tilly Virchow Krause, LLP agrees with the  Company's  statements  in this Form 20-F, and a copy of this letter is attached hereto as Exhibit 15.1.

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

In addition, rather than follow the Nasdaq Rules requiring shareholder approval for the issuance of securities in certain circumstances, we follow Israeli law, under which a private placement of securities requires approval by our board of directors and shareholders if it will cause a person to become a controlling shareholder (generally presumed at 25% ownership) or if:

m	The securities issued amount to 20% or more of our outstanding voting rights before the issuance;

m	Some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

m
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

PART III

Item 17.	Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

Item 18.	Financial Statements

Consolidated Financial Statements of the Company

Index to Financial Statements	F-1
Reports of Independent Registered Public Accounting Firm	F-2-F-3
Consolidated Balance Sheets	F-4-F-5
Consolidated Statements of Income	F-6
Consolidated Statements of Changes in Shareholders’ Equity	F-7 – F8
Consolidated Statements of Cash Flows	F-9-F-10
Notes to Consolidated Financial Statements	F-11-F-76

Consolidated Financial Statements of FAvS

Index to Financial Statements	FAvS-2
Reports of Independent Registered Public Accounting Firm	FAvS-3 -FAvS-4
Consolidated Balance Sheets	FAvS-5
Consolidated Statements of Operations	FAvS-6
Consolidated Statements of Stockholders’ Equity and Comprehensive income (Loss)	FAvS-7
Consolidated Statements of Cash Flows	FAvS-8
Notes to Consolidated Financial Statements	FAvS9 – FAvS25

Item 19.	Exhibits

The following exhibits are filed as a part of this Annual Report:

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (1)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	Registrant’s 1999 Stock Purchase Plan (2)

4.2	Agreement dated February 10, 2000, by and between the Registrant and TAT Industries Ltd. (English summary translation) (2)

4.3	English translation of Share Sales Agreement, dated March 27, 2008, by and between the Registrant and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.4	English translation of Shareholders’ Agreement, dated May 21, 2008, by and between the Registrant, Tat Industries Ltd. and Bental Investments Cooperative Agricultures Society Ltd. (5)

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

TAT TECHNOLOGIES LTD

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

TAT TECHNOLOGIES LTD

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
TAT Technologies Ltd.

We have audited the consolidated balance sheets of TAT Technologies Ltd. (the “Company”) and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income (loss), changes in equity and of cash flows for each of the two years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
June 30, 2011	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
TAT Technologies Ltd. and Subsidiaries

We have audited the accompanying consolidated statements of income (loss), changes in equity and cash flows of TAT Technologies Ltd. and Subsidiaries (“TAT”) for the year ended December 31, 2008. These consolidated financial statements are the responsibility of TAT’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated results of operations and cash flows of TAT Technologies Ltd. and Subsidiaries for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Also as discussed in Note 2.c. to the consolidated financial statements, TAT retrospectively changed the manner in which it accounts for non-controlling interests in consolidated subsidiaries in 2009.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
May 7, 2009, except for Note 2.c. as to which the date is June 28, 2010

TAT TECHNOLOGIES LTD

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	December 31,
	2010	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$27,037	$25,568
Restricted deposit	5,076	5,062
Marketable securities	2,533	2,919
Trade accounts receivable	20,430	15,494
Other accounts receivable and prepaid expenses	8,101	7,147
Related Parties	144	267
Inventories	32,163	33,620

Total current assets	95,484	90,077

INVESTMENT AND OTHER NON CURRENT ASSETS:

Investment in an associated company	4,449	8,899
Funds in respect of employee right upon retirement	2,910	2,597
Deferred income taxes	1,035	220
	8,394	11,716

PROPERTY, PLANT AND EQUIPMENT, NET	14,443	14,463
INTANGIBLE ASSETS, NET	1,950	2,924
GOODWILL	1,156	5,311

Total long-term assets	25,943	34,414

Total assets	$121,427	$124,491

TAT TECHNOLOGIES LTD

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	December 31,
	2010	2009
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term bank credit and current maturities of long-term loans	$9,379	$1,434
Trade accounts payable	7,679	5,785
Related Parties	137	47
Other accounts payable and accrued expenses	7,827	6,063

Total current liabilities	25,022	13,329

NON CURRENT LIABILITIES:
Long-term loans, net of current maturities	859	7,363
Other long-term accounts payable	109	-
Liability in respect of employee rights upon retirement	3,458	3,157
Deferred income taxes	868	3,036
Total long-term liabilities	5,294	13,556
COMMITMENTS AND CONTINGENT LIABILITIES (note 13)

EQUITY:
TAT Technologies shareholders' equity
Ordinary shares of NIS 0.9 par value - Authorized: 10,000,000 shares December 31, 2010 and 2009; Issued and outstanding: 8,815,003 shares at December 31, 2010 and 2009.	2,790	2,790
Treasury shares December 31, 2010 and 2009 - 258,040 shares	(2,018)	(2,018)
Additional paid-in capital	64,439	64,390
Accumulated other comprehensive loss	(414)	(944)
Retained earnings	23,262	30,648
Total TAT Technologies shareholders' equity	88,059	94,866

Non controlling interest	3,052	2,740
Total equity	91,111	97,606

Total liabilities and equity	$121, 427	$124,491

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S dollars in thousands (except share and per share data)

	Year ended December 31,
	2010	2009	2008
Revenues:
Sale of products	$38,954	$34,751	$31,724
Services	40,801	48,340	71,565
	79,755	83,091	103,289

Cost of revenues:
Sale of products	32,052	23,115	22,977
Services	29,136	43,780	57,586
Write down of inventory	3,500	-	-
	64,688	66,895	80,563

Gross profit	15,067	16,196	22,726

Operating expenses:
Research and development	651	680	-
Selling and marketing expenses	3,475	3,719	4,369
General and administrative expenses	12,832	14,979	12,407
Impairment of goodwill and intangible assets	4,704	-	-
Gain from sale of the propellers & parts businesses	-	(4,400)	-

	21,662	14,978	16,776

Operating income (loss)	(6,595)	1,218	5,950

Financial income (expenses), net	(111)	149	1,174
Other expenses, net	(200)	-	(236)

Income (loss) before income taxes	(6,906)	1,367	6,888

Taxes on income (benefit)	(4,153)	(765)	1,795

Share in income (loss) and impairment of investment of associated companies	(4,510)	(32)	674

Net income (loss)	(7,263)	2,100	5,767

Net income attributable to non controlling interest	123	347	1,499

Net income (loss) attributable to TAT LTD	$(7,386)	$1,753	$4,268
Earnings (losses) per share attributable to TAT LTD

Basic	$(0.84)	$0.22	$0.65

Diluted	$(0.84)	$0.22	$0.65

Weighted average number of shares - Basic	8,815,003	7,893,639	6,546,055

Weighted average number of shares - Diluted	8,815,003	7,893,639	6,566,249

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S dollars in thousands

	TAT Technologies Ltd. Shareholders
				Accumulated
	Share capital		Additional	other		Non
	Number		Paid-in	Comprehensive	Retained	Controlling	Total
	of shares	Amount	capital	income (loss)	earnings	interest	equity

BALANCE AT JANUARY 1, 2008	6,542,671	$2,201	$39,308	$-	$31,284	$24,481	$97,274
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2008:
Net income	-	-	-	-	4,268	1,499	5,767
Other comprehensive income:
Foreign currency translation	-	-	-	(673)	-	(559)	(1,232)
Unrealized loss on available-for-sale securities, net of taxes	-	-	-	(90)	-	(55)	(145)
Total comprehensive income							4,390
Exercise of options by employees	10,000	3	13	-	-		16
Stock based compensation expense	-	-	155	-	-	66	221
Excess of purchase price over carrying amount of Bental Industries Ltd. shares acquired from parent company	-	-	-	-	(392)		(392)
Non -controlling interest						3,268	3,268
BALANCE AT DECEMBER 31, 2008	6,552,671	$2,204	$39,476	$(763)	$35,160	$28,700	$104,777

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S dollars in thousands

	TAT Technologies Ltd. Shareholders
				Accumulated
	Share capital		Additional	other			Non
	Number		Paid-in	Comprehensive	Treasury	Retained	Controlling	Total
	of Shares	Amount	capital	income (loss)	Shares	earnings	interest	equity

BALANCE AT JANUARY 1, 2009	6,552,671	$2,204	$39,476	$(763)	$-	$35,160	$28,700	$104,777
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2009:
Net income	-	-	-	-	-	1,753	347	2,100
Other comprehensive income:
Foreign currency translation	-	-	-	(293)	-	-	(20)	(313)
Reclassification adjustment on marketable securities	-	-	-	112	-	-	35	147
Total comprehensive income								1,934
Purchase of treasury shares	(258,040)	-	-	-	(2,018)	-	-	(2,018)
Share based compensation expense	-	-	829	-	-	-	138	967
Cash dividends	-	-	-	-	-	(6,265)	-	(6,265)
Dividend paid to non- controlling interest	-	-	-	-	-	-	(1,266)	(1,266)
Issuance of shares to non- controlling interest (see note 3(b) (1)	2,520,372	586	24,085	-	-	-	(25,194)	(523)
BALANCE AT DECEMBER 31, 2009	8,815,003	$2,790	$64,390	$(944)	$(2,018)	$30,648	$2,740	$97,606
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2010:
Net income (loss)	-	-	-	-	-	(7,386)	123	(7,263)
Other comprehensive income:
Foreign currency translation	-	-	-	522	-	-	186	708
Reclassification adjustment on marketable securities	-	-	-	8	-	-	3	11
Total comprehensive loss								$(6,544)
Share based compensation expense	-	-	49	-	-	-	-	49
BALANCE AT DECEMBER 31, 2010	8,815,003	$2,790	$64,439	$(414)	$(2,018)	$23,262	$3,052	$91,111

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$(7,263)	$2,100	$5,767

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,382	2,970	3,353
Gain from sale of the propellers & parts businesses	-	(4,400)	-
Exchange differentials of long-term loans	7	6	-
Write down of inventory	3,500	-	-
Impairment of goodwill and intangible assets	4,704	-	-
Loss (gain) on sale of property and equipment	149	18	(27)
Loss on sale and impairment loss on marketable securities	196	179	236
Provision for doubtful debts	259	1,629	(1)
Share in income (loss) and impairment of investment of associated companies	4,510	32	(674)
Stock based compensation expense	49	967	221
Liability in respect of employee rights upon retirement	248	(1,314)	477
Interest accrual in respect of call option to non-controlling interest	-	72	28
Deferred income taxes, net	(2,973)	1,691	(197)
Changes in operating assets and liabilities:
Related parties, net	213	163	-
Decrease (increase) in trade accounts receivable	(4,689)	3,854	(4,177)
Increase in other accounts receivable and prepaid expenses	(1,093)	(1,945)	(936)
Increase in inventories	(1,643)	(772)	(2,410)
Increase (decrease) in trade accounts payable	1,775	(3,963)	(627)
Increase (decrease) in other accounts payable and accrued expenses	1,623	(1,366)	659
Increase in other long-term accounts payable	84	-	-
Net cash provided by (used in) operating activities	3,038	(79)	1,692

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of non controlling interest in subsidiary	-	-	(129)
Proceeds from sale of marketable securities classified as available-for-sale	854	24,122	26,358
Purchase of marketable securities classified as available-for-sale	(616)	(15,749)	(9,318)
Funds in respect of employee right upon retirement	(313)	1,108	-
Proceeds from sale of property and equipment	189	209	36
Purchase of intangible asset	(136)	(2,050)	-
Purchase of property and equipment	(2,950)	(2,808)	(3,558)
Increase in restricted deposits	(14)	(4,062)	(1,009)
Net cash paid in conjunction with acquisition of a subsidiary (2)	-	-	(12)
Net cash provided by (used in) investing activities	(2,986)	770	12,368

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	$(1,551)	$(200)	$(39)
Proceeds from long-term loans received	1,185	2,547	5,000
Payment of cash dividend	-	(6,265)	-
Parent company	-	-	193
Proceeds from exercise of options	-	-	16
Short-term credit received from a bank	1,724	1,060	-
Dividend paid to non controlling interest	-	(1,266)	-
Repurchase of Company's shares	-	(2,018)	-
Purchase of shares in respect of put option to non controlling interest in a subsidiary	-	(2,247)	-
Issuance expenses in connection with issuance of shares to non controlling interest	-	(523)
Net cash provided by (used in) financing activities	1,358	(8,912)	5,170
TRANSLATION ADJUSTMENT ON CASH AND CASH EQUIVALENTS	59	(110)	(445)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,469	(8,331)	18,785
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	25,568	33,899	15,114
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$27,037	$25,568	$33,899
(1) Supplemental disclosure of cash flow information:
Interest paid, net	$(52)	$(219)	$(187)
Income taxes paid, net	$(635)	$353	$(4,131)
(2) Acquisition of subsidiary, net of cash acquired (see also note 3(a)):
Net fair value of the assets acquired and liabilities assumed at acquisition date was as follows:
Working capital, net (excluding cash and cash equivalents)	-	-	$(1,291)
Property and equipment	-	-	(2,246)
Customer base	-	-	(878)
Orders backlog	-	-	(568)
Goodwill	-	-	(1,185)
Long-term loans, net of current maturities	-	-	242
Accrued severance pay	-	-	283
Deferred tax liability	-	-	404
Liability for put option given to minority	-	-	2,155
Non controlling interest	-	-	3,002
Investment in associated company account	-	-	462
Excess of purchase price over carrying amount of Bental Industries Ltd. shares acquired from parent company	-	-	(392)
	-	-	$(12)
(3) Acquisition of Favs:

On December 4, 2009, the Company, through its subsidiary Piedmont, was issued shares of FAvS, representing 37% of FAvS' share capital, in return for Piedmont's propeller and parts businesses,
(see also note 3(c)).

(4) Merger with Limco-Piedmont:

On July 2009, TAT completed a merger with Limco-Piedmont. As part of the merger, TAT acquired the entire remaining shares of Limco-Piedmont held by Limco-Piedmont's public shareholders in exchange for 2,520,372 newly issued shares of TAT (see also note 3(b) (1)).

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1 -	GENERAL

a.
TAT Technologies Ltd., (“TAT” or “the Company”) an Israeli corporation, is a leading provider of services and products to the commercial and military aerospace and ground defense industries. Together with its subsidiaries, 100% held, Limco-Piedmont Inc. (“Limco-Piedmont”), 70% held, Bental Industries Ltd. (“Bental”) and 100% held, TAT Gal Inc. (“TAT Gal”) hereafter the Group ("Group"), it is principally engaged in the following activities:

•	Design, development, manufacture and sale of a broad range of heat transfer equipment and solutions;
•	Remanufacture, overhaul and repair of heat transfer equipment;
•	Maintenance, repair and overhaul of auxiliary power units, landing gears and related components;
•	Design, development and manufacture of aviation and flow control accessories including fuel components, secondary power systems, and various instrumentation and electronic assemblies;
•	Design, development and manufacture of environmental control and cooling systems;
•	Long-term service contracts for the maintenance and overhaul of certain airplane parts and equipment; and
•	Production and development of precision electric motion systems, mainly earmarked for the defense industries.

The products developed, repaired, and maintained by TAT are primarily used for airborne systems on commercial and military aircrafts as well as for defense ground systems. The principal markets of TAT are in Israel, Europe and the United States.

As of December 31, 2010, Limco-Piedmont holds 100% of Limco-Airepair Inc. (“Limco”) and of Piedmont Aviation Component Services LLC (“Piedmont”) and also holds 37% in First Aviation Services Inc. (“FAvS”), a world-wide distributor of products and services to the aerospace industry and a one-stop-shop for maintenance, repair and overhaul services (for wheels, breaks, propellers and landing gear) for the General Aviation Industry.

b.	TAT’s shares are listed on both the NASDAQ (TATT) and Tel-Aviv stock exchange.

c.
TAT's parent company is TAT Industries Ltd., an Israeli corporation whose shares are listed on the Tel-Aviv Stock Exchange ("TAT Industries" or "the parent company"). TAT Industries holds 43.6% out of TAT's shares, as of December 31, 2010.

d.
On July 2, 2009, the parent company's Audit Committee and Board of Directors approved an agreement with the controlling shareholder of the parent company, Isal Amlat Industries (1994) Ltd. (hereinafter: "Isal"), in which Isal is empowering the parent company, or anyone on its behalf, to attend and vote at any meeting of TAT shareholders, with its discretion, Isal's shares of TAT. This agreement shall remain in effect as long as Isal remains the controlling shareholder, as defined the term "control", in the Israeli Securities Law, 1968. As of December 31, 2010, Isal, directly holds additional 10.06% out of TAT's shares.

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

a.	Use of estimates in the preparation of financial statement

The preparation of consolidated financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclose the nature of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

As applicable to these financial statements, the most significant estimates and assumptions relate to: revenue recognition, inventory reserve, provision for doubtful account, impairment of long lived assets and goodwill, fair value estimation of the FAvS transaction, impairment of investment in associated company (FAvS), contingencies and provision for taxes.

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

Monetary accounts maintained in currencies other than the Dollar are re-measured using the representative foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency re-measurement are recorded in financial  income (expenses), net, as appropriate.

For Bental whose functional currency has been determined to be the New Israeli Shekel, assets and liabilities are translated at year-end exchange rates, and statement of income items are translated at average exchange rates prevailing during the year. Resulting translation differences are recorded as a separate component of accumulated other comprehensive income (loss) in equity.

c.	Principles of consolidation

The consolidated financial statements include the accounts of TAT and its subsidiaries.

In these financial statements, “subsidiaries” are companies that are over 50% controlled, the financial statements of which are consolidated with those of the Company.

Intercompany balances and transactions, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation. Non controlling interests are included in equity.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

d.	Cash and Cash equivalents

All highly liquid investments, which include short-term bank deposits and money market accounts, that are not restricted as to withdrawal or use, and short-term debentures, the period to maturity of which did not exceed three months at the time of investment, are considered to be cash equivalents.

e.	Restricted deposits

Restricted deposits primarily consist of cash deposits securing a guarantee provided by the Company and securing a loan provided to the Company by financial institutions.

f.	Marketable securities

Marketable securities consist mainly of money market funds and debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value. When securities do not have an active market, fair value is determined using a valuation model. This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs. Changes in fair value, net of taxes, are reflected in other comprehensive income (loss).

Other-than-temporary changes in fair value are reflected in the statement of income as other income (loss).

Factors considered in determining whether a loss is temporary include the extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee based on the credit rating, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. If an other-than-temporary impairment exists for debt securities, we separate the other-than-temporary impairment into the portion of the loss related to credit factors, or the credit loss portion, and the portion of the loss that is not related to credit factors, or the non-credit loss portion. The credit loss portion is the difference between the amortized cost of the security and our best estimate of the present value of the cash flows.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

g.	Trade accounts receivable

TAT’s accounts receivable balances are due from companies primarily in the airline and defense industries. Credit is extended based on evaluation of a customer’s financial condition and generally, collateral is not required. Accounts receivable from sales of services and products are typically due from customers within 30 – 90 days. Accounts receivable balances are stated at amounts due from customer net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. TAT determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, TAT’s previous loss history, the customer’s current ability to pay its obligation to TAT, and the condition of the general economy and the industry as a whole. TAT writes-off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

h.	Inventories

Inventories are measured at the lower of cost or market. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition.

Cost of inventories is assigned as follows:

Raw materials and parts	-	On the basis of actual cost or standard cost and the first-in, first-out (FIFO) methods which take into account materials.

Work in progress	-	On the basis of standard cost which takes into account materials, labor and other direct and indirect manufacturing costs, or identifiable direct costs.

Finished goods	-	On the basis of standard cost which takes into account materials, labor and other direct and indirect manufacturing costs, or identifiable direct costs..

Since the Company sells products and services related to airplane accessories (heat transfer equipment, APU's and landing gears) for airplanes that can be in service for 20 to 50 years, it must keep a supply of such products and parts on hand while the airframes are in use. TAT writes down its inventory for estimated obsolescence and unmarketable inventory equal to the difference between the cost of inventory and estimated market value based upon assumptions for future demand and market conditions.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

i.	Property, plant and equipment

Property, plant and equipment are stated at cost, after deduction of the related investment grants, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

years

Buildings	25
Machinery and equipment	3 -10 (mainly 10)
Motor vehicles	6 - 7
Office furniture and equipment	3 - 20 (mainly 7)
Software	3

Leasehold improvements are amortized using the straight line method over the period of the lease contract, or the estimated useful life of the asset, whichever is shorter.

j.	Investment grants

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

k.	Investments in Companies Accounted for using the Equity Method

Investments in which the Company exercises significant influence, which are not considered subsidiaries ("associates"), are accounted for using the equity method, whereby the Company recognizes its proportionate share of the company's net income or loss after the date of investment. The Company reviews this investment for impairment whenever events indicate the carrying amount may not be recoverable. See note 3(c).

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

l.	Goodwill and identifiable Intangible assets

Goodwill

Goodwill reflects the excess of the consideration paid or transferred plus the fair value of any non-controlling interest in the acquired at the acquisition date over the fair values of the identifiable net assets acquire.

Goodwill is not amortized, but rather tested for impairment at least annually by assessing the fair value of the Company’s various reporting units. The Company has designated September 30 of each year as the date on which it performs its annual goodwill impairment test.

Goodwill impairment testing is a two-step process. The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

Determining the fair value of a reporting unit requires the exercise of judgment on the part of management and involves the use of estimates and assumptions, including with respect to: (i) future revenues and operating margins used in order to calculate projected future cash flows; (ii) discount rates reflecting the relevant risks associated with companies comparable to the applicable reporting unit; (iii) competitive and economic environments; and (iv) appropriate industry comparables. There are a number of generally accepted methods used for valuing a business. These methods may be used alone or in combination with one another. The ‘income method’ uses forecasted cash flows as a basis to value the business. An aggregate present value is calculated for future cash flows using a separately computed discount rate. The advantage of this method is that it facilitates an analysis of company-specific forecasted operating data and their impact upon the value of a business. The ‘market-based’ method identifies business entities with publicly traded securities whose business and financial risks are comparable to those of the business being valued. The pricing multiple of the companies selected are used to derive the market value of the business under analysis. This method has the advantage of objectivity since it is based upon external, publicly-available data.

During the year ended December 31, 2010, management concluded that the carrying value of goodwill of the MRO reporting unit, exceeded its implied fair value and, accordingly, recorded an impairment charge in the amount of $4.2 million. See note 8 for additional information.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

l.	Goodwill and identifiable Intangible assets (cont)

Identifiable intangible assets

Intangible assets are comprised all of definite life intangible assets. These assets are recorded at fair value at the time of the acquisition, and are carried at such value less accumulated amortization and impairment. The Company amortizes these intangible assets on a straight- line basis over their estimated lives.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. These indicators may include, but are not limited to, significant decreases in the market value of an asset and significant changes in the extent or manner in which an asset is used. If these or other indicators are present, the Company tests for recoverability of the asset by determining whether the estimated undiscounted cash flows attributable to the asset in question are less than their carrying value. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds their fair value. Fair value is determined by applying assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

The Company's intangible assets and their estimated useful lives are as follows:

Years

Customer relationship	5 - 10
License for service center	5
Trade name	10
Others	2.5-7

m.	Impairment of long-lived assets

The Company tests long-lived assets, including definite life intangible assets, for impairment, whenever events or changes in circumstances indicate that the carrying amount of the asset (asset group) may not be recoverable. When required, the Company records charges for impairment of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets (see also note 7).

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

n.	Treasury Stock

Company shares held by the Company are presented as a reduction of TAT's shareholders' equity at their cost to the Company.

o.	Revenue recognition

TAT generates its revenues from the sale of products and systems (The OEM segments) and from providing MRO services (remanufacture, repair and overhaul services and long-term service contracts) and parts services.

Revenues from the sale of products and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of the resulting receivable is reasonably assured, the price is fixed or determinable and no significant obligation exists. TAT does not grant a right of return.

Revenues from product sales are recognized when the product is shipped to the customer and title passes to the customer.

Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passes) to the customer. Management provides for losses, if expected for the remaining portion of such contracts. For the years ended December 31, 2010, 2009 and 2008, no losses have been recognized for such fixed price contracts.

Revenues from remanufacture, repair and overhaul (MRO) services are recognized as services are performed, at the time when the customer-owned material is shipped back to the customer.

Revenues from some maintenance contracts are recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. TAT estimates the costs that are expected to be incurred based on its experience with the aggregate costs incurred and to be incurred on contracts of this nature. The cost incurred related to the maintenance contracts are not incurred on a straight-line basis, as the timing to provide the maintenance services is dependent on when parts under these contracts require maintenance. Therefore, TAT accrues revenue as costs are incurred. These revenues are then compared to actual results and adjusted to either deferred revenue for results greater than historical estimates or expensed in those cases of performance less than historical estimates.  These accounts are reviewed monthly and adjusted as needed based on cost structures.

Revenues from royalties from sales of products developed with TAT's intellectual property, technology and technical assistance are recognized when the related sales are made.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

p.	Shipping and handling costs

Shipping and handling costs billed to customers are included in revenue. The cost of shipping and handling products is included in costs of revenues.

q.	Warranty costs

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

r.	Research and development

Research and development costs are charged to expenses as incurred.

s.	Fair value measurement

The Company measures fair value and discloses fair value measurements for financial and non-financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

t.	Concentrations of credit risk

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

TAT's marketable securities include investment in debentures and in shares. Management believes that the companies that issued the debentures and the shares are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to the marketable securities. See also note 4 for details about Auction Rate Securities impairment loss.

TAT's accounts receivable are derived mainly from sales to customers in the United States, Israel and Europe. TAT generally does not require collateral, however, in certain circumstances TAT may require letters of credit. Management believes that credit risks relating to accounts receivable are minimal since the majority of TAT's customers are world-leading manufacturers of aviation systems and aircrafts, international airlines, governments and air-forces, and world-leading manufacturers and integrators of defense and ground systems.  In addition TAT has relatively large number of customers with wide geographic spread which mitigates the credit risk. TAT performs ongoing credit evaluation of its customers' financial condition.

The allowance for doubtful accounts (income) expenses for the years ended December 31, 2010, 2009 and 2008, was $259 ,$1,638, and ($1), respectively. The majority of the increase in the provision for doubtful accounts ($1,710) in 2009 was as a result of one of the Company's clients entered into bankruptcy procedures. The Company provided a provision for the entire amount for this client.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

u.	Income taxes

Income taxes are accounted for in accordance with ASC 740 "Income Taxes". This statement prescribes the use of the asset and liability method, whereby deferred tax assets and liabilities account balances are determined based on temporary differences between financial reporting and tax basis of assets and liabilities and for tax loss carry-forwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. TAT provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, see note 16j.

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting or, if not related to an asset or liability for financial reporting, according to the expected reversal dates of the specific temporary differences.

Taxes which would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s intention to hold, and not to realize these investments.

The Company records deferred taxes related to its share in income (loss) of associated company.

Dividends distributable from the income of non Israeli subsidiaries: As the Company does not expect these companies to regularly distribute dividends in the foreseeable future it does not record deferred taxes in respect of taxes that would have been paid in such event.

TAT did not provide for deferred taxes attributable to dividend distribution out of retained tax-exempt earnings from "Approved Enterprise" plans (see note 16c), since it intend to permanently reinvest them and has no intention to declare dividends out of such tax exempt income. Management considers such retained earnings to be essentially permanent in duration.

Results for tax purposes for TAT’s Israeli subsidiary are measured and reflected in NIS and for TAT’s U.S subsidiaries are measured and reflected in U.S Dollars. As explained in (b) above, the consolidated financial statements are presented in U.S. dollars. In accordance with ASC 740, TAT has not provided deferred income taxes on the differences resulting from changes in exchange rate and indexation.

The Company records an accrual for uncertain tax positions. This accrual is recorded to the extent that the Company concludes that a tax position is not sustainable under a “more-likely-than-not” standard. In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT)

v.	Derivative financial instruments

As part of its hedging strategy, TAT enters into forward exchange contracts in order to protect TAT from the risk that the eventual Dollar cash flows from the sale of products to international customers will be adversely affected by changes in exchange rates. All forward contracts are recognized on the balance sheet at their fair value.

TAT also enters into forward exchange contracts and options strategies in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS. TAT elected not to follow the designation and documentation processes required to qualify for the hedge accounting method under ASC 815 "Derivative and Hedging", and any gain or loss derived from such instruments is recognized immediately as financial expenses (income), net.

As of December 31, 2010, TAT had U.S.D-NIS forward contracts with a notional amount of approximately $7,500 to purchase and sell U.S. Dollars. This foreign exchange forward put and call options have maturities of 12 months or less. The fair value of the foreign exchange contracts and the options was $100 and $75 as of December 31, 2010 and 2009, respectively.

The cash flows associated with derivatives are reflected as cash flows from operating activities in the statements of cash flows.

w.	Basic and diluted earnings (loss) per share

Earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year (net of treasury shares). Diluted earnings (loss) per share includes the potential effect of stock option outstanding during the year, in accordance with ASC 260 "Earnings Per Share", using the treasury stock method.

In 2010 and 2009, outstanding equity awards were not taken into account due to their anti-dilutive effect.

x.	Share-based compensation

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

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT)

y.	Comprehensive income (loss)

Other comprehensive income (loss), net of related taxes where applicable, includes, in addition to net income: (i) currency translation adjustments; and (ii) unrealized holding gains and losses on available-for-sale securities.

The components of the Group’s accumulated comprehensive income (loss) for the years presented are as follows:

	December 31,
	2010	2009
Foreign currency translation adjustment	$(424)	$(946)
Unrealized gain from available-for-sale securities	10	2
Accumulated other comprehensive loss	$(414)	$(944)

z.	Segment reporting

ASC 280 “Segments Reporting”, requires that companies report separately in the financial statements certain financial and descriptive information about operating segments.

For information as to the Company's operating segments and major customers, see note 17.

aa.	Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management assesses such contingent liabilities and estimated legal fees, if any. Such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Management applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be recorded as accrued expenses in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT)

ab.	Recently Issued Accounting Principles Not Yet Adopted

(1)
In December 2010, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance on when to perform step two of the goodwill impairment test for reporting units with zero or negative carrying amounts. Under the new guidance, modifications are made to step one of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform step two of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The new guidance will become effective for the Company on January 1, 2011. The Company is currently assessing the impact of the adoption of this guidance but does not anticipate any material impact.

(2)
In December 2010, FASB issued authoritative guidance on disclosure of supplementary pro forma information for business combinations. The new guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The new guidance will become effective for the Company on January 1, 2011. The Company is currently assessing the impact of the adoption of this guidance on its consolidated financial statements but does not anticipate any material impact.

(3)
In April 2010, the FASB issued an amendment to the accounting and disclosure for revenue recognition - milestone method. This amendment, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. The Company believes that the adoption of the amendment will not have a material impact on its consolidated financial statements.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT)

ab.	Recently Issued Accounting Principles Not Yet Adopted (cont)

(4)
In January 2010, the FASB updated the “Fair Value Measurements Disclosures”. More specifically, this update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. resent the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the Company, this became effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. The adoption of the new guidance did not have a material impact on the company's consolidated financial statements.

(5)
In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. The Company believes that the adoption will not have a material impact on its consolidated financial statements.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3 -        ACQUISITIONS

a.	Acquisition of Bental Industries Ltd.

On August 18, 2008, following a series of transactions described below, TAT acquired 70% control in Bental, an Israeli corporation which is a leading supplier of innovative motion technologies for ground and aviation applications to the defense and commercial industries. This acquisition expanded TAT's product lines as well as increased its operations in the defense field while penetrating into new growing markets.

On March 27, 2008, TAT entered into an agreement with Bental Investments Cooperative Agricultural Society Ltd.,("Bental Investments"), to purchase 27% of the outstanding shares of Bental for the amount of $3,375, together with a call and put option for an additional 18% of their outstanding shares of Bental held by Bental Investments.

The call option was for a period of four years commencing January 1, 2009 with an exercise price of $2,250, and the put option was for a period of two years commencing January 1, 2011 with an exercise price of $2,138 (both subject to certain exchange rate adjustments). The exercise prices carried interest of 2% per annum.

On April 15, 2008, TAT entered into an agreement to purchase an additional 10% of the outstanding shares of Bental from Mivtach Shamir Investments (1993) Ltd., ("Mivtach"), for the amount of $1,225 subject to the completion of the acquisition from Bental Investment. The acquisition was completed on May 21, 2008.

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

NOTE 3 -        ACQUISITIONS (CONT)

a.	Acquisition of Bental Industries Ltd. (Cont)

According to "Written Put Option and Purchased Call Option Embedded in non controlling Interest" TAT recorded $28 of accrued interest under the call/put option to interest expense during 2008.

The total purchase price of $9,262 (including acquisition expenses of $36) has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value on August 18, 2008, (taking into account the short time between the transactions, management believes that the difference in the fair value of assets as of May 21, 2008 and August 18, 2008, is insignificant) as follows:

August 18, 2009
Assets:
Cash acquired	$7,025
Other current assets	8,535
Property and equipment	2,246
Intangible Assets:
Intangible assets	1,446
Goodwill	1,185

Total assets acquired	20,437

Liabilities assumed:
Current liabilities	7,244
Long-term liabilities	929
8,173
Non controlling interest	3,002

Net assets acquired	$9,262

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3 -        ACQUISITIONS (CONT)

a.	Acquisition of Bental Industries Ltd. (Cont)

The historical consolidated financial information has been adjusted to give effect to pro forma adjustments that are (1) directly attributable to the acquisition, (2) factually supportable, and (3) expected to have a continuing impact on the combined results. The unaudited pro forma financial information is presented for comparative purposes only, it is not necessarily indicative of the operating results that would have occurred if the acquisition had been completed at January 1, 2008, and it is not necessarily indicative of future operating results.

The unaudited pro forma information is as follows:

Year ended December 31, 2008

Net revenues	$125,683

Net income after non-controlling interest	$6,930

Basic net earnings per share	$1.059

Diluted net earnings per share	$1.055

As of the date of these financial statements, TAT holds approximately 70% of Bental's share capital.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3 -        ACQUISITIONS (CONT)

b.	Limco-Piedmont

As of December 31, 2010, TAT owned 100% of its U.S. subsidiary Limco-Piedmont.

(1)
In July 2, 2009, TAT completed a merger with Limco-Piedmont. As part of the merger, TAT acquired the entire remaining shares of Limco-Piedmont held by Limco-Piedmont's public shareholders in exchange for 2,520,372 newly issued shares of TAT. Following the acquisition, Limco-Piedmont became a private company wholly-owned by TAT. Upon the merger's completion, Limco-Piedmont's public shareholders held approximately 27.8% of TAT‘s issued share capital.

The transaction was accounted for by the Company in accordance with ASC 810 "Consolidation" (see note 2(c)) whereby a changes in a TAT’s ownership interest while TAT retains its controlling interest be accounted for as equity transactions.

Accordingly, the Company carried the difference between the Non controlling interest obtained and those disposed of to a capital reserve recorded in the consolidated statement of changes in equity under "additional paid in capital". As part of the merger mentioned above, all of Limco – Piedmont's outstanding share options at the time of the merger were cancelled, See note 14(d)(5).

(2)
On January 29, 2009, Limco-Piedmont's board of directors decided on a plan to relocate the Limco plant in Oklahoma to the Piedmont site in North Carolina in order to achieve cost-effectiveness in joint fixed expenses and to create operating synergy. On July 29, 2009, TAT announced that it had decided not to pursue the plant relocation process. During 2009, an amount of approximately $ 604 was recorded in the income statement in respect of the proposed relocation activity.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3 -        ACQUISITIONS (CONT)

c.	Acquisition of shares of FAvS

On December 4, 2009, the Company, through its subsidiary Piedmont, signed an investment agreement with FAvS. According to the agreement Piedmont was issued 5,766,667 Ordinary B shares of FAvS representing 37% of FAvS' then share capital and $ 750 of FAvS Preferred shares (entitlement to cash dividends at an annual rate of 12% payable quarterly or to additional Preferred shares at an annual rate of 15%) in return for Piedmont's propeller and parts businesses. The net assets value  as of December 4, 2009, of the propeller and parts businesses was $4,325, the fair value of FAvS' Ordinary shares and Preferred shares was $8,931 (including businesses' acquisition expenses of $200). Accordingly, the Company recorded $4.4M of capital gain.

FAvS is a provider of products and services for the global aviation industry and provides supply chain management services and renovation and repair services for various wheels, brakes and starter/generators. On the date of the above mentioned transaction, FAvS also signed an agreement to purchase all the assets and liabilities of Kelly Aerospace Turbine Rotables ("KATR"). KATR specializes in renovation and repair of landing gear, safety equipment and hydraulic and electrical components for corporate, regional and military aircraft. Piedmont also provided a guarantee for a period of one year (later renewed for an additional period) and up to $ 7,000 in respect of FAvS' debt in connection with the acquisition of KATR (see also note 13 (e)).

On October 1, 2010, Piedmont agreed to extend the guarantee for $6.6 million, by providing a letter of credit to the lender for FAvS. The renewed guaranty is for a period of 15 months ending December 31, 2011 and its amount is reduced as such debt amortizes in increments of $0.1 million per month. Piedmont was also granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event that the letter of credit is drawn upon. Piedmont also entered into an inter creditor agreement with the lender to FAvS which will subordinate Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender. As of December 31, 2010, the guaranty amount is $6.3 million. The fair value of the guarantee was based on a valuation performed by management.

FAvS' shares are quoted over the counter (OTC) at the PINKSHEET stock market (PINKSHEET: FAVS). FAvS' share value as of the closing date (December 4, 2009) and as of December 31, 2010 and December 31, 2009 is $0.89, $0.62 and $0.75, respectively. The Company believes that the share value does not reflect the fair value of FAvS' share, because of the very low trading volume in FAvS' shares that do not comprise an active market. Based on an appraisal performed by management with the assistance of a third party valuation, which included a number of factors, management determined the fair value of FAvS. According to the valuation, FAvS' fair value amounted to $22,549 as of December 4, 2009, based on which the Company recorded as $4.4M of capital gain.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3 -        ACQUISITION (CONT)

c.	Acquisition of shares of FAvS (Cont)

FAvS audited consolidated financial statements signed on March 25, 2011, included a restatement of FAvS' 2009 financial statements in connection with the FAvS - Piedmont transaction. The restatement that was recorded by FAvS management in its financial statements is based on FAvS claims related to the commercial dispute as discussed in note 20. FAvS restated the original transaction by accruing losses in its business combination accounting and not recording a loss as a result of the events as described below and in note 20.

Management is of the opinion that the restatement as reported in FAvS consolidated financial statements is incorrect. The restatement relates to a specific contract transferred as part of the FAvS – Piedmont transaction to FAvS, which FAvS claims to have turned out to be a loss contract.

Management believes that the loss incurred by this maintenance contract is an event that occurred only after its 2009 financial statements were issued, and it did not and could not know that this contract would result in a loss at the time that the Company's audited financial statements for 2009 were issued. Management believes such losses, should be recorded in 2010. As a result, management revised the 2010 financial statements of FAvS in determining the amounts of losses recorded in 2010 and performed an impairment test as of December 31, 2010, on its investment in FAvS.  In addition, the Company recorded an impairment of $1.8 million in its investment in FAvS, based on this impairment test, which was performed by management with the assistance of a third party valuation firm.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3 -        ACQUISITION (CONT)

c.	Acquisition of shares of FAvS (Cont)

Below is a table that presents the impact of the adjustment that was done by the Company's management to reverse FAvS restated balance sheets as reported in its financial statements as of December 31, 2009:

	As reported by FAvS	Adjustment	As used to report FAvS based on Equity Method
Assets
Current assets:
Cash	1,033		1,033
Inventories, net	37,117	487	37,604
Other current assets	20,820		20,820
Total current assets	58,970	487	59,457
Plant and equipment, net	2,663		2,663
Deferred financing costs and other	350		350
Goodwill	7,773	3,715	11,488
Total assets	69,756	4,202	73,958

Liabilities and stockholders' equity
Current liabilities:
Other accrued liabilities	5,697	(2,319)	3,378
Revolving line of credit	21,326		21,326
Term loan payable	7,000		7,000
Other current liabilities	17,930		17,930
Total current liabilities	51,953	(2,319)	49,634
Long-term liabilities	649		649
Total liabilities	52,602	(2,319)	50,283

Total stockholders' equity	17,154	6,521	23,675
Total liabilities and stockholders' equity	69,756	4,202	73,958

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3 -        ACQUISITION (CONT)

c.	Acquisition of shares of FAvS (Cont)

Below is a table that presents the impact of the adjustment that was done by the Company's management to record the losses, recorded by FAVS as a restatement to its 2009 financial statements, in the year ended December 31, 2010.

	As reported by FAvS	Adjustment		As used to report FAvS based on Equity Method

Net sales	128,463			128,463
Cost of sales	103,392	2,806	(1)	106,198
Gross profit	25,071			22,265
Operating expenses	23,996			23,996
Impairment of goodwill		3,715		3,715
Income (loss) from operations	1,075			(5,446)
Non-operating income (expense), net	(2,250)			(2,250)
Loss before income taxes	(1,175)			(7,696)
Income tax provision	(16)			(16)
Net loss	(1,191)			(7,712)
Dividends on preferred stock	(219)			(219)
Loss attributable to common stockholders	(1,410)			(7,931)
(1) Represents the adjustments to inventories ($ 487) and accrued losses on the contract ($ 2,319)

A reconciliation of the share in income (loss) and impairment of investment in FAvS for the year ended December 31, 2010:

Year ended December 31, 2010
Share in loss related to common stockholders	2,904
Share in income related to preferred stock	(122)
Amortization of purchase price fair value adjustment	(85)
Impairment of investment	1,813
4,510

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4 -        AVAILABLE-FOR-SALE - MARKETABLE SECURITIES

	December 31, 2010
	Amortized Cost	Gross Unrealized Gains	Fair Value

Available-for-sale:
Auction Rate Securities (1)	$1,950	$-	$1,950
Trust funds (2)	579	4	583
	$2,529	$4	$2,533

	December 31, 2009
	Amortized Cost	Gross Unrealized Gains	Fair Value

Available-for-sale
Auction Rate Securities (1)	$2,200	$-	$2,200
Trust funds (2)	717	2	719
	$2,917	$2	$2,919

(1)
Auction Rate Securities (hereinafter - ARS) are a type of long-term bonds (usually issued for period longer than ten years) issued by corporates, local authorities, institutions of higher education and others  for securitization of assets. The ARS bears variable interest rate, re-determined by an auctions held every short period. The ARS interest held by the Company is re-determined every 7, 28 or 35 days and will mature on 2019. The ARS held by TAT is issued by SSM Health Care of Oklahoma City, Illinois and Wisconsin municipals. These financial instruments were classified as short term in the financial statements since the Company has intention to exercise them during the twelve months. As of December 31, 2010, the Company recorded other-than-temporary impairment loss of $200 on Auction Rate Securities based on a fair value estimation.

(2)
Trust funds are a type of short-term marketable securities consist a predefined composition of debt securities, corporate bonds, shares and other securities, issued by financial institutions and have an active market. These trust funds are classified as available-for-sale and are recorded at fair value based on market quote.

The marketable securities which are all classified as short-term based on the Company's intent to realize them within twelve months from the balance sheet date.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5 -        FAIR VALUE MEASUREMENT

Recurring Fair Value Measurements

 The Group measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1 - Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2 - Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3 - Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

 The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	$27,037	$-	$-	$27,037
Derivatives	-	100	-	100
Auction Rate Securities	-	-	1,950	1,950
Trust funds	583	-	-	583
Total	$27,620	$100	$1,950	$29,670
Liabilities
Guarantee	-	-	48	48
Total			$48	$48

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	$25,568	$-	$-	$25,568
Derivatives	-	75	-	75
Auction Rate Securities	-	-	2,200	2,200
Trust funds	719	-	-	719
Total	$26,287	$75	$2,200	$28,562

Consistent with the Company’s investment policy guidelines, the ARS investments held by the Company all had AA credit ratings at the time of purchase.

The estimated market value of the Company’s ARS holdings in collateralized debt obligations as of December 31, 2010 and 2009, were $1,950 and $2,200, respectively.

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

Non-Recurring Fair Value Measurements

The following table presents the Group’s assets measured at fair value on a non-recurring basis for the year ended December 31, 2010:

		Fair value measurements using
	Year ended December 31, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
Goodwill (1)	$-			$-	$4,223
Customer relationships (2)	-			-	481
Investment in associated company (3)	$4,449			$4,449	$1,813

(1)
During the year ended December 31, 2010, the Company performed its annual impairment test of goodwill. Based on the results of this test, the Company encountered adverse changes in the business climate including a weak U.S. and global economy which resulted in a reduction in demand for the MRO services. As a result of these factors, management revised its future cash flow expectations, which lowered the fair value estimates of a certain reporting unit. The Company determined under the first step of its annual test that the fair value of goodwill at its MRO reporting unit was less than the carrying value for this reporting unit. The Company recorded a $4.2 million impairment charge (which was the entire remaining goodwill for the MRO reporting unit) in the third quarter of 2010, to reflect the implied fair value of goodwill for the MRO reporting unit. Calculating the fair value of the MRO reporting unit requires the input of significant estimates and assumptions, some of which are unobservable. The significant estimates and assumptions include business assumptions, historical gross profit, weighted average cost of capital, terminal growth rate and discount rate,.

(2)
The Company also reviewed its other intangible assets for impairment, in accordance with ASC 360. The Company estimated the fair value of its other intangible assets using a discounted cash flow analysis and compared those values to the carrying value of the assets. The Company concluded, based on this comparison, that Customer relationships were impaired at its MRO reporting unit. The Company recorded a $0.48 million impairment charge in the year ended December 31, 2010 to reflect the fair value of those Customer relationships for the MRO reporting unit.

(3)
As of December 31, 2010, The Company recognized an impairment charge of $1.8 million of its 37% interest in FAvS’s, that was based on an appraisal performed by management and an independent valuation. This valuation was done based on a discounted cash flow analysis, requiring the input of significant estimates and assumptions, some of which are unobservable. The significant estimates and assumptions include business assumptions, weighted average cost of capital, terminal growth rate and discount rate.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6 -	INVENTORIES

Inventories are composed of the following:

	December 31,
	2010	2009

Raw materials and components	$10,746	$10,263
Work in process	18,057	18,091
Spare parts	3,027	5,197
Finished goods	333	69

	$32,163	$33,620

Raw materials and components are net of reserve for slow moving and surplus production in the amount of $1,568 and $2,309 at December 31, 2010 and 2009, respectively.

During the year ended December 31, 2010, the Company recorded a write down of inventory in the amount of $3.5 million attributable to inventory of the MRO segment. The write down was due to a decline in future forecasted sales levels and profitability margins, and was recorded under cost of revenues.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7 -       PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2010	2009
Cost:
Land and buildings (1)	$6,176	$4,889
Machinery and equipment (2)	34,175	33,190
Motor vehicles	1,290	1,554
Office furniture and equipment	2,077	1,802

	43,718	41,435

Less: Accumulated depreciation	29,275	26,972
Depreciated cost	$14,443	$14,463

Depreciation expenses amounted to $2,719, $2,427 and $2,393 for the years ended December 31, 2010, 2009 and 2008, respectively.

During the year ended December 31, 2010, the Company recorded impairment of property, plant and equipment in the amount of $183 attributable to certain machinery and equipment items of the MRO segment based on the reduced forecasted usage of these items, and was recorded as an expense under the cost of revenues item in the consolidated statements of income (loss).

(1)
Includes lease rights to land in the amount of $1 under a sub-lease agreement with TAT Industries. The lease period ends in 2020 and includes a renewal option if TAT Industries exercises the option granted by the Israel Land Administration. See also note 10a.

(2)	The cost is net of investment grants received by Bental in the amount of $414 and $353 as of December 31, 2010 and 2009.

Liens on property, plant and equipment are discussed at note 13f.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8 -        GOODWILL AND INTANGIBLE ASSETS

a.	Intangible assets:
	December 31,
	2010	2009
Cost:
Customer relationships	$865	$1,692
Trade name	-	70
License for service center	2,050	2,050
Others	136	145
	3,051	3,957
Accumulated amortization:
Customer relationships	428	624
Trade name	-	30
License for service center	650	250
Others	23	129
	1,101	1,033
Amortized cost	$1,950	$2,924

Amortization expense amounted to $663, $543 and $960 for the years ended December 31, 2010, 2009 and 2008, respectively. In addition, an amount of $481 of customer relationships was recorded as an impairment charge for the year ended December 31, 2010, (see also item b below).

b.	Based on the intangible assets in service as of December 31, 2010, estimated amortization expense for each of the next four years and thereafter is as follows:

Year ended December 31,	Amortization expenses

2011	$560
2012	560
2013	560
2014	270
$1,950

c.	Changes in goodwill during the years 2010 and 2009 are as follows:

	2010	2009

Cost	$5,635	$6,323
Cumulative impairment	(324)	(324)
Balance, at January 1	5,311	5,999
Effect of changes in exchange rate	68	(131)
Impairment of Goodwill - MRO	(4,223)	-
Transfer of goodwill allocated to the propellers and parts businesses	-	(557)

As of December 31	$1,156	$5,311

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8 -        GOODWILL AND INTANGIBLE ASSETS (CONT)

d.	Impairment Assessments:

We perform our annual assessment of possible impairment of goodwill and indefinite-lived intangible assets as of September 30, or more frequently if events and circumstances indicate that impairment may have occurred. As of September 30, 2009 and 2008, we had no impairment of goodwill.

During the year ended December 31, 2010, the Company performed its annual impairment test of goodwill. Based on the results of this test, the Company encountered adverse changes in the business climate including a weak U.S. and global economy which resulted in a reduction in demand for the MRO services. As a result of these factors, management revised its future cash flow expectations, which lowered the fair value estimates of a certain reporting unit. The Company determined under the first step of its annual test that the fair value of goodwill at its MRO reporting unit was less than the carrying value for this reporting unit. The Company recorded a $4.2 million impairment charge (which was the entire remaining goodwill for the MRO reporting unit) in the third quarter of 2010, to reflect the implied fair value of goodwill for the MRO reporting unit. A deferred tax benefit of $947 was recognized as a result of this charge.

The Company also reviewed its other intangible assets for impairment, in accordance with ASC 360. The Company estimated the fair value of its other intangible assets using a discounted cash flow analysis and compared those values to the carrying value of the assets. The Company concluded, based on this comparison, that Customer relationships were impaired at its MRO reporting unit. The Company recorded a $0.48 million impairment charge in the year ended December 31, 2010 to reflect the fair value of those Customer relationships for the MRO reporting unit.

NOTE 9 -        OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2010	2009

Employees and payroll accruals	$3,627	$3,395
Government authorities	403	240
Advances from customers	248	288
Warranty provision	341	401
Sales rebates	489	141
Accrued royalties	272	349
Other accrued expenses	2,447	1,249

	$7,827	$6,063

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10 -	TRANSACTIONS WITH RELATED PARTIES

a.	Transactions with TAT Industries:

	Year ended December 31,
	2010	2009	2008
Management fees (1)	$50	$50	$50
Other manufacturing costs	-	-	$4
Lease expenses (2)	$371	$335	$329

(1)
According to the agreement between TAT and TAT Industries, TAT Industries will pay the Company annual management fee in the amount of $50. In addition, the agreement states that in any case of selling or consuming of inventory items whose book value was fully depreciated on TAT Industries books, the Company will pay to TAT Industries half of the selling or consuming value. The management fees are recorded as a reduction of general and administration expenses.

(2)
During 2000, TAT entered into a lease agreement with TAT Industries for a period of 25 years. According to the agreement, TAT leases from TAT Industries the factory premises for an annual amount of approximately $300, with an increase of 2% annually, subject to a revaluation based on market value every five years. TAT had a right of termination of the agreement after 10 years.

During 2005, a revaluation of the lease agreement was prepared by a valuation consultant, determining the annual lease fee as $310, based on which, the lease amount for year 2009 was adjusted to $335. On June 2010, the annual lease fee was updated to $400, effective as of July 1, 2010. The annual lease fee will be raised by 2% a year, commencing on January 1, 2012. The lease fees are recorded under general and administration expenses.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10 -	TRANSACTIONS WITH RELATED PARTIES (CONT)

b.	Balances with related parties:

	December 31,
	2010	2009
Isal – current asset	$144	$68
TAT Industries - current asset (1)	-	$27
FAVS - current assets (2)	-	$172
Total asset	$144	$267

TAT Industries - current liability (1)	$(27)	$-
Bental Ag"sh	(62)	(47)
FAVS - current liability	(48)	-
Total liability	$(137)	$(47)

(1)	The balance mainly consists of current intercompany transactions between the TAT and TAT industries.
(2)	The balance consists of a fee charged by Piedmont to FAVS for transaction fees on guarantee provided by Piedmont to FAVS (see item (l) below).

		Year ended December 31,
		2010	2009	2008
c.	Commissions to a company owned by certain former shareholders (see note 10d)	$-	$-	$69

	Management fee to shareholders (see h below)	$400	$400	$100

	Rental and other services	$-	$-	$170
	Payroll benefits of former principal owners (see e below)	$-	$-	$752

d.
The Company was committed to pay commissions to a company owned by certain of its shareholders for representing the heat exchangers division in North America. According to the agreement, the commissions were to be paid at a rate of 10% of the amount of inventories purchased in North America and 3% of the sales made in North America. The commissions were recorded as part of the cost of revenues and selling and marketing expenses, respectively. As of January 1, 2008, the Company incorporated a new subsidiary company, TAT Gal, to represent its heat exchangers division in North America, therefore the commission agreement with the affiliated company was terminated. No expenses in the presented period were recorded over this agreement.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10 -	TRANSACTIONS WITH RELATED PARTIES (CONT)

e.
As result of the change in control of TAT Industries’ shareholders, during December 2007, TAT's Chairman of the Board of Directors (former principal owner), announced his resignation from his position, effective January 1, 2008. Nevertheless, he continued his employment, as a consultant to TAT, in accordance with his employment agreement with TAT, until April 2008. On September 12, 2008, TAT and the former Chairman of the Board of Directors signed an appendix to the employment agreement, according to which the employments relationship would be deemed terminated retroactively, as of January 1, 2008, and TAT would pay the former Chairman of the Board of Directors, a fixed amount of $ 267 for all the benefits related to his employment.

On May 19, 2008, TAT's Chief Executive Officer and Vice Chairman of the Board of Directors, announced his resignation from his position effective to that date. Accordingly, an expense on the amount of $110 was recognized in the statement of income for the year ended December 31, 2008.

f.
The former Chairman of the Board of Directors and the former Vice Chairman of the Board of Directors of the Company were entitled each to a bonus of 2.5% of the annual consolidated operating income for the year ended December 31, 2008, in excess of $500. Total bonus expenses were $66 in 2008 and were recorded as part of the general and administrative expenses.

g.
Bental is engaged in various agreements with its Non controlling interest and other related parties for the rental, maintenance and other services provided to it, in connection with its plant and operations. Total amount paid by Bental for these services in 2010 was $539.

h.
Following the approval of TAT’s audit committee and Board of Directors, on February 8, 2009, the general meeting of TAT approved a management agreement with the controlling shareholder of the Company, Isal, under special majority as required in approving transactions with a controlling shareholder. According to the agreement, in return for the management services rendered by Isal to TAT, TAT will pay Isal an amount of $100 per quarter for the period commencing in October 2008. The agreement shall be in effect for a period of four years. Each party may terminate the management agreement by providing a four-month advance notice. Total amount paid by TAT for the management services in 2010 was $408 .

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10 -	TRANSACTIONS WITH RELATED PARTIES (CONT)

i.
On August 13, 2009, TAT’s audit committee and Board of Directors approved the appointment of Mr. Avi Ortal as CEO of TAT's subsidiary, Limco-Piedmont simultaneously with serving as CEO of KMN Capital (USA), Inc. Mr. Ortal relocated to the U.S. and devotes his time to serving as CEO of the said companies. Mr. Ortal receives a salary of approximately $180 a year including a car and an insurance policy for his office as CEO of Limco-Piedmont. In the event of terminating the agreement by Limco-Piedmont without due cause, an advance notice of three months and an adjustment period of six months will be provided. According to Mr. Ortal's employment contract, Limco-Piedmont has undertaken to indemnify Mr. Ortal should he become subject to double taxation (in Israel and in the U.S.) for his work at Limco-Piedmont. Furthermore, Mr. Ortal will be entitled to a sum of approximately $180 for his office as CEO of KMN Capital (USA),Inc. Limco-Piedmont will bear the actual overall employment costs of Mr. Ortal as CEO of Limco- Piedmont and as CEO of KMN Capital (USA), Inc. KMN Capital (USA), Inc. will reimburse Limco- Piedmont for 50% of said costs. Every six months, the audit committees of TAT and of KMN Capital Ltd. will meet to examine if no material change had occurred in said companies' share in Mr. Ortal's employment costs. If a change had occurred, the audit committees of TAT and of KMN Capital Ltd. will determine an updated ratio, as required by law. In April 2011, Mr. Ortal advised TAT’s Board of his intention to terminate his employment with Limco-Piedmont on July 31, 2011. See note 20 with regards to a consultancy agreement signed with Mr. Ortal.

j.
On June 14, 2010, TAT and Bental signed a management services agreement. TAT agreed to provide Bental with various services including investor relations, business development, marketing and advertising consulting, legal services and the appointing of TAT personnel in Bental board of directors. The agreement is effective as of January 1, 2010 and the annual management fees are in the amount of $120.

k.
In December 2009, Piedmont provided a guarantee for a period of one year (later renewed for an additional period) up to $ 7,000 in respect of FAvS' debt taken in connection with the acquisition of KATR (see also note 13 (e)).

On October 1, 2010, Piedmont agreed to extend the guarantee for $6.6 million, by providing a letter of credit to the lender for FAvS. The renewed guaranty is for a period of 15 months ending December 31, 2011 and its amount is reduced as such debt amortizes in increments of $0.1 million per month. Piedmont was also granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event that the letter of credit is drawn upon. Piedmont also entered into an inter creditor agreement with the lender to FAvS which will subordinate Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender. As of December 31, 2010, the guaranty amount is $6.3 million. The fair value of the guarantee was based on a valuation performed by management.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11 -	SHORT TERM BANK CREDIT AND LONG TERM LOANS

a.	Terms of the loans:

 As of December 31, 2010:

		Interest Rate
	Currency of loan	December 31, 2010	Years of Maturity	December 31, 2010

Long-term loan (1)	NIS	5.25%	2010-2014	$1,204
Long-term loan (2)		$2.50%-3.50%	(2)	6,250

Less - current maturities (1)				(345)
Less - current maturities (2)				(6,250)

				$859

As of December 31, 2009:

		Interest Rate
	Currency Of loan	December 31, 2009	Years of Maturity	December 31, 2009

Long-term loan (1)	NIS	3.70%	2009-2014	$1,443
Long-term loan (2)		$3.30%	2011-2013	6,250
Long-term loan (3)	NIS	3.0%	2009-2011	44

Less - current maturities				(374)

				$7,363

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11 -	SHORT TERM BANK CREDIT AND LONG TERM LOANS (CONT)

a.	Terms of the loans (cont): Required principal payments (including current maturities) as of December 31, 2010, were as follows:

Year	Amount
2011	$345
2012	304
2013	305
2014	250
$1,204

(1)
The original loan was received from an Israeli bank in the amount of $1,400 to be repaid in four annual installments, commencing 2010.  On June 30, 2010, the original loan was repaid and a new loan was taken. This new loan bears annual fixed interest of 5.25% and will be repaid until July 2014.

(2)
Loans received from an Israeli bank in a total amount of $6,250 out of which $5,000 were received during 2008 and additional $1,250 were received during year 2009. The loan is to be repaid in four annual installments commencing 2011. This loan bears quarterly interest of Libor + 3.5% and Libor + 1.85%. TAT does not meet a certain covenant that relates to the ratio of TAT’s loan as mentioned above to TAT’s share in Bental’s net profit. TAT is working to come to terms with the Israeli bank and classified the said loan as current liabilities. Accordingly, the loan was classified as short term liability. In May 2011 TAT repaid $750 of principal, in accordance with the original installments schedule.

(3)	Loan received from an Israeli bank Linked to the consumer price index.
(4)	In addition, as of December 31, 2010 Limco-Piedmont's credit balance amounted to $119.

TAT provided certain guarantees and covenants, to secure its long-term loans, see note 13e.

b.
Line of credit

On June 15, 2010, Limco-Piedmont extended its framework agreement signed with a financial institution for a total credit of up to $10,000. $5,000 of this amount will stand for Limco and $5,000 will stand for Piedmont. The credit bares interest rate of Libor + 1.5%, and its utilization will be subject to compliance with financial covenants agreed between the parties. As of December 31, 2010, approximately $2,665 of total credit was utilized by Limco-Piedmont.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12 -	LONG-TERM EMPLOYEE-RELATED OBLIGATIONS

Severance pay:

The Company's Israeli based companies ("Israeli companies", TAT and Bental) severance pay for their Israeli employees is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The liability is presented on the undiscounted basis. The Israeli companies record an expense for the net increase in its severance liability.

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

Severance expenses for the Israeli companies were $425, $371 and $441 for the years ended December 31, 2010, 2009 and 2008, respectively.

Limco-Piedmont sponsors a 401(K) profit sharing plan covering substantially all of its employees. The plan permits the employer to contribute a discretionary amount for a plan year, which the employer designates as qualified non-elective contribution. Contributions to plan by Limco-Piedmont were $167, $193 and $216 for the years ended December 31, 2010, 2009 and 2008, respectively.

The Israeli companies expect to contribute approximately $550 in 2011 to the pension funds and insurance companies in respect of their severance and pension pay obligations.

The Israeli companies are required to make severance payment upon dismissal of an employee or upon termination of employment in certain circumstances. The severance payment liability to the employees (based upon length of service and the latest monthly salary - one month’s salary for each year employed) is recorded on the Company's balance sheets under “Employee rights upon retirement.” The liability is recorded as if it were payable at each balance sheet date on an undiscounted basis.

The liability is funded in part from the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the balance sheets under “Amount funded in respect of employee rights upon retirement.” These policies are the Company's assets. However, under employment agreements and subject to certain limitations, any policy may be transferred to the ownership of the individual employee for whose benefit the funds were deposited. In the years ended December 31, 2008, 2009 and 2010, the Israeli companies deposited $297, $313 and $281, respectively, with insurance companies in connection with its severance payment obligations.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12 -     LONG-TERM EMPLOYEE-RELATED OBLIGATIONS (CONT)

In accordance with the current employment agreements with certain employees, the Israeli companies make regular deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s rights upon retirement. The Israeli companies are fully relieved from any severance pay liability with respect to each such employee after they make the payments on behalf of the employee. The liability accrued in respect of these employees and the amounts funded, as of the respective agreement dates, are not reflected in the Company balance sheets, as the amounts funded are not under the control and management of the Israeli companies and the pension or severance pay risks have been irrevocably transferred to the applicable insurance companies (the “Contribution Plans”).

The amounts of severance payment expenses were $803, $1,658 and $253 for the years ended December 31, 2008, 2009 and 2010.

The Israeli companies expect to pay $1,749 in future benefits to their employees during 2011 to 2020 upon their normal retirement age- see breakdown below. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Israeli companies before their normal retirement age.

Year	Amount
2011	$190
2012	191
2013	227
2014	186
2015	132
Thereafter (through 2020)	$823

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13 -     COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commissions arrangements:

TAT is committed to pay marketing commissions to sale agents at a range of 1% to 12% of total sales contracts which were received through promotion and distribution carried out by them. Commission expenses were $750, $880 and $888 for the years ended December 31, 2010, 2009 and 2008, respectively. The commissions were recorded as part of the selling and marketing expenses.

b.	Royalty commitments:

(1)
TAT is committed to pay royalties to third parties through 2011, of between 1% and 2% of sales of products developed by the third parties. Royalty expenses were $22, $30 and $45 for the years ended December 31, 2010, 2009 and 2008, respectively.  The royalties were recorded as part of the cost of revenues.

(2)
TAT is committed to pay royalties to third parties through 2012 of between 9% and 17% of sales of products developed by the third parties. Royalty expenses were $328, $324 and $214 for the years ended December 31, 2010, 2009 and 2008, respectively. The royalties were recorded as part of the cost of revenues.

(3)
Bental is committed to pay royalties to the Israeli government on proceeds from the sales of products, in the research and development of which the Israeli government participated by way of grants. Under the terms of Bental’s funding from the Office of the Chief Scientist, royalty payments are computed on the portion of sales from such products at a rate of 2% and 3.5%. The commitment to the Chief Scientist is limited to the amount of the received participation (dollar linked), with the addition of an annual interest rate based on Libor. As of December 31, 2010 and 2009, the total amount of royalty bearing grants due by TAT to the Chief Scientist was approximately $88 and $133, respectively.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13 -      COMMITMENTS AND CONTINGENT LIABILITIES (CONT)

c.	Lease commitments:

Limco-Piedmont leases some of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through January 2013. The monthly rental expense ranges from approximately $0.1 to $9. Certain leases contain renewal options as defined in the agreements. Lease expense (excluding related parties) totaled $246, $253 and $214 for the years ended December 31, 2010, 2009, and 2008 respectively.

TAT leases its factory from its parent company; see note 10(a), until 2020.

Bental leases an area of its plant from a related party for $50 per annum, under a long-term lease until 2013.

As of December 31, 2010, future minimum rental payments under non-cancelable operating leases are as follows:

Year	Amount
2011	$628
2012	507
2013	424
2014	433
2015	442
Total	$2,434

d.	Legal claims contingencies

(1)
On April 8, 2009, a claim was filed with the District Court in Tulsa, Oklahoma, USA by a third party, in person and on behalf of others, against TAT, Limco-Piedmont and its directors. The claim is meant to represent the public shareholders of Limco-Piedmont and seeks monetary compensation for the plaintiffs as a result of the merger, mentioned in note 3b(1), alleging, among other things, illegal management of the merger process and pricing and the non disclosure of significant information regarding the proposed merger. The parties reached a settlement whereby the plaintiffs will receive $250 through an insurance policy of officers and directors in TAT in return for dismissing the claim. On November 12, 2009, the District Court in Tulsa approved the settlement.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13 -	COMMITMENTS AND CONTINGENT LIABILITIES (CONT)

d.	Legal claims contingencies (cont)

(2)
On July 3, 2009, Limco-Piedmont signed an agreement settling a commercial dispute ("the agreement") with one of its suppliers. According to the agreement signed between the parties, Limco-Piedmont will serve as the supplier's licensed service center for performing repairs, renovation and servicing of aircraft components for a period of five years ending on May 31, 2014, in return for $3,600. Prior to signing the agreement, Limco-Piedmont's engagement with said supplier was based on older agreements which were to end on May 31, 2011 and July 31, 2010. The fair value of the agreement was based on an valuation performed by management, which included a number of factors, including the assistance of independent valuation based on which Piedmont carried an amount of approximately $1,550 as an expense in the year ended December 31, 2009 for settling the dispute and the remaining balance was carried as an intangible asset in the TAT’s books and is amortized over the remaining contractual period.

(3)	See also note 20 for details about commercial dispute between Piedmont and FAvS.

e.	Guarantees:

(1)
Bental provides bank guarantees to third parties, in the ordinary course of business, mainly in order to secure certain advances from customers. The maximum credit risk for these guarantees totaled approximately $ 121 as of December 31, 2010.

(2)	In order to secure TAT's liability to the Israel customs, the Company provided bank guarantee in the amount of $38. The guarantee is linked to the consumer price index and is valid until April 2011.
(3)	See also note 13(f) for restricted cash deposits against certain loans and guaranties.
(4)	See also note 10(k) for details of a guarantee provided by Piedmont in respect of FAVS debt. As of December 31, 2010, the amount of this guarantee is $6.3 million.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT)

f.	Covenants and liens on assets:

1)
In connection with its line of credit, Limco-Piedmont is obligated to meet certain financial covenants. Such covenants include requirements for minimal tangible net worth, maximum leverage, debt service coverage ratios and minimal borrowing base. The utilization of the credit line is subject to compliance with financial covenants agreed between the parties. As of December 31, 2010, Limco-Piedmont meets all financial covenants as agreed.

2)
In order to secure bank loans in the amount of $6,250, TAT granted a lien on a bank deposit of $1,500, which is recorded as restricted cash in the balance sheet, as well as specific lien on Bental's shares held by TAT. In addition, TAT is obligated to meet certain covenants including (i) TAT’s minimal shareholders’ equity; (ii) TAT’s shareholders’ equity to its net assets ratio;  (iii) Bental’s debt to its operational profit ratio;  (iv) TAT’s Debt to its share in Bental’s net income ratio;  and (v) Bental has annual profit. As of December 31, 2010, TAT did not meet the covenant that relates to the ratio of TAT’s debt to TAT’s share in Bental’s net income. TAT is working to come to terms with the Israeli bank and classified the said loan as current liabilities.

3)
In order to secure bank loans in the amount of $1,400, Bental granted floating liens on all of its property and assets, fixed lien on its unpaid share capital, goodwill and first priority liens on its property, plant and equipment, checks and other trading instruments. In addition, Bental is obligated to certain covenants including: (i) minimal shareholders’ equity; (ii) Debt to EBITDA ratio and (iii) Bental’s shareholders’ equity to its net assets ratio. As of December 31, 2010, Bental meets all covenants

4)	A lien on Bental Approved Enterprise has been registered in favor of the State of Israel (see note 16c below).

5)	In order to secure the guarantee Piedmont provided to FAvS as mentioned on note 10(k), Piedmont granted a lien on a bank deposit of $3,500, which is recorded as restricted cash in the balance sheet.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14 -     SHAREHOLDERS' EQUITY:

a.
TAT's ordinary shares confer upon their holders voting rights, the right to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of TAT.

b.
On July 2, 2009, TAT completed a merger with Limco-Piedmont. As part of the merger, TAT acquired the entire remaining shares of Limco-Piedmont held by Limco-Piedmont's public shareholders in exchange for 2,520,372 newly issued shares of TAT, see also note 3b(1).

c.	Treasury purchase plan

On March 11, 2009 and on August 13, 2009, TAT’s board of directors authorized its management to enter into an engagement with Oppenheimer Israel Investment House for the blind trust repurchase of TAT’s shares under rule 10b5-1 of the Securities Exchange Act of 1934.

The first repurchase plan (from March 11, 2009) was terminated on March 26, 2009, under which TAT repurchased 4,650 shares for a cumulative amount of $26.

The second repurchase plan (from August 13, 2009) permitted for Oppenheimer Israel to purchase shares of TAT during trade on a foreign stock exchange at a scope of up to $ 2 million in a period of six months from August 13, 2009 and at a price not exceeding $ 9 per share. As of December 31, 2010, 253,390 shares were repurchased under the second plan, representing approximately 2.8% of the Company's share capital in consideration of approximately $ 2,000 (an average of $ 7.9 per share).

The repurchased shares under both plans became dormant as defined in the Israeli Companies Law.

A reconciliation of opening and closing balances of the number of ordinary shares (in thousands) is presented below:

	2010	2009	2008
Balance outstanding at beginning of year	8,815	6,553	6,543
Issuance of shares	-	2,520	-
Exercise of options by employees	-	-	10
Purchase of treasury shares	-	(258)	-
Balance outstanding at end of year	8,815	8,815	6,553

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14 -SHAREHOLDERS' EQUITY (CONT)

d.	Stock option plans

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

The following table is a summary of the activity of TAT's stock Option plan:

	Year ended December 31,
	2009		2008
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	7,500	$1.625	17,500	$1.625
Exercised	-	-	(10,000)	1.625
Expired	(7,500)	1.625	-	-

Outstanding at the end of the year	-	$-	7,500	$1.625

Exercisable options	-	$-	7,500	$1.625

The total intrinsic value of options exercised during the years ended December 31, 2008 was $50, based on the TAT's average stock price at the exercise date.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14 -     SHAREHOLDERS' EQUITY (CONT)

d.	Stock option plans (Cont)

(2)
On August 14, 2008, TAT's Board of Directors approved the grant of 65,477 unregistered options of Series A, B and C to its Chief Executive Officer. Each option of Series A, B and C vests over two, three and four years commencing May 19, 2008, respectively, and expires three years after vesting. Each Series A, B and C option can be exercised into one Ordinary share 0.9 NIS par value, for an exercise price of $6.15 (adjusted for dividend distribution and other equity changes as defined in the option grant terms). Alternatively, the Chief Executive Officer can opt to receive TAT's Ordinary shares based on the value of the appreciation over the exercise price.

The weighted average fair value of stock options granted at the grant date, is $2.69, $2.9 and $3.15, for Series A, B a C, respectively, based on the Black-Scholes option-pricing model with the following weighted average assumptions:

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

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14 -     SHAREHOLDERS' EQUITY (CONT)

d.	Stock option plans (Cont) The following table is a summary of the activity of TAT's stock Option plan:

		Year ended December 31
	2010		2009		2008
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	65,477	$6.15	65,477	$6.15	-	-
Granted	-	-	-	-	65,477	$6.15

Outstanding at the end of the year	65,477	$6.15	65,477	$6.15	65,477	$6.15

Exercisable options	21,826	$6.15	-	-	-	-

Compensation expenses attributable to outstanding stock options were $49, $63 and $47 for the years ended December 31, 2010, 2009 and 2008, respectively. Compensation expense is recognized in the statement of income as an operating expense based on the fair value of the option over the requisite service period. As of December 31, 2010, the total recognized compensation cost related to non-vested stock awards was $159 and the weighted average period over which the cost is expected to be recognized is approximately 3 years.

(3)
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

The weighted average grant date fair value of the stock options granted under this 2007 plan during the year ended December 31, 2008 was $5.

(4)
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

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14 -     SHAREHOLDERS' EQUITY (CONT)

d.	Stock option plans (Cont)

The following table summarizes Limco's weighted average assumptions used in the valuation of options (granted under 2007 plan and 2008 plan) for the years ended December 31, 2009:

2009

Weighted average expected stock price volatility	56%
Weighted average expected option life (in years)	3.5
Average risk free interest rate	2.87%
Dividend yield	0%

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

(5)
Upon the completion of the merger between TAT and Limco-Piedmont, as detailed in note 3(b)(1) above, all options granted under notes 14 (e) 3&4 above were cancelled. Upon the cancellation date, Limco-Piedmont recorded expenses totaling $ 542 which as of the date of cancellation represents the expense over the unvested options.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14 -     SHAREHOLDERS' EQUITY (CONT)

d.	Stock option plans (Cont)

Compensation expenses attributable to the said outstanding stock options were $904 (including the above $542 expense) and $174 for the years ended December 31, 2009 and 2008, respectively. Compensation expense is recognized in the statement of income as an operating expense based on the fair value of the option over the requisite service period.

A summary of Limco-Piedmont’s Option plans activity for the years ended December 31, 2009 and December 31, 2008, is presented below:

	Number of options	Weighted average exercise price	Weighted average contractual life remaining	Aggregate intrinsic value (1)
	(in thousands)		in years	(in thousands)
Outstanding at January 1, 2008	404	$11.00	4.5	570
Granted	60	$5.88
Forfeited	(153)	$11.00
Outstanding at December 31, 2008	311	$10.01	4.37	$-

Granted	230	$2.25
Cancelled	(541)	$6.71
Outstanding at December 31, 2009	-	$-		$-

Exercisable at December 31, 2009	-	$-		$-

There was no aggregate intrinsic value at December 31, 2008 as Limco stock price of $3.03 on December 31, 2008 was below the exercise price of all of the outstanding stock options.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14 -     SHAREHOLDERS' EQUITY (CONT)

e.
Dividends

On March 11, 2009, TAT’s Board of Directors declared a cash dividend in the total amount of $3,617, or $0.55 per share, for all of the shareholders of Company at the effective date - March 29, 2009. TAT paid the dividend on April 8, 2009.

On March 11, 2009, Bental’s Board of Directors approved the distribution of cash dividend in the total amount of $2,923. The dividend was paid on April 5, 2009, out of which TAT received $2,046.

On November 12, 2009, TAT’s Board of Directors declared a cash dividend in the total amount of $2,648 or $0.38 per share, for all of the shareholders of the Company at the effective date November 23, 2009. TAT paid the dividend on December 7, 2009.

On November 24, 2009, Bental’s Board of Directors approved the distribution of cash dividend in the total amount of $1,297. The dividend was paid on December 7, 2009, out of which TAT received $908.

NOTE 15 -	EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (losses) per share:

	Year ended December 31,
	2010	2009	2008
Numerator:

Net earnings (loss) attributed to TAT	$(7,386)	$1,753	$4,268

Denominator:

Weighted average number of basic shares outstanding during the year	8,815,003	7,893,639	6,546,055

Effect of dilutive securities:
Stock options and warrants	-	-	20,194

Denominator for diluted net earnings (losses) per share	8,815,003	7,893,639	6,566,249

The weighted average number of outstanding options excluded from the calculation of diluted net earnings per share, due to their anti dilutive effect was 65,477 for the years ended December 31, 2010 and December 31, 2009, and was 9,298 for the year ended December 31, 2008.

TAT TECHNOLOGIES LTD

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

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16 -	INCOME TAXES (CONT)

In the event of distribution of a cash dividend from income which was tax exempt as above, the Company would have to pay the 25% tax in respect of the amount distributed. Company has policy not to distribute cash dividends from such exempt income. As of December 31, 2010, the Company had accumulated a total amount of $7.5 million of exempt income.

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

Additional amendments to the Approved Enterprise Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the current incentives that are limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Approved Enterprise) would enjoy further reduced tax rates for a period of ten years of 5% in Zone A and 8% elsewhere. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

Under the transitional provisions of the 2011 Amendment, the Company elects to irrevocably implement the 2011 Amendment with respect to its existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment.

The Company does not expect the 2011 Amendment to have a material effect on the tax payable in respect of its Israeli operations.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16 -	INCOME TAXES (CONT)

d.	Reduction of Israeli corporate tax rate

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

U.S. subsidiaries are taxed based on federal and state tax laws. The effective tax rate for 2010, 2009, and 2008 was 38%, 38% and 41.48%, respectively.

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

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to income taxes as reported in the statements of income:

	Year ended December 31,
	2010	2009	2008
Income (loss) before income taxes as reported in the statements of income	$(6,906)	$1,367	$6,888

Statutory tax rate in Israel	25%	26%	27%

Theoretical tax expenses (income)	$(1,726)	355	1,860
Increase (decrease) in income taxes resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	(1,118)	402	671
Reduced tax rate on income derive from "Approved Enterprises" plans	-	(20)	(268)
Permanent differences		155	-
Deferred taxes on impairment of share in associated company	(1,332)	-	-
Difference in basis of measurement for financial reporting and income tax purposes		-	(636)
Tax in respect of prior years	(50)	*(1,609)	77
Non-deductible expenses	73	(48)	91

Income taxes as reported in the statements of income (loss)	$(4,153)	$(765)	$1,795

*
Income taxes benefit relating to prior years is a result of an approved enterprise certificate granted to Bental by the Israeli tax authorities in 2009. At the time only when receiving such approval was Bental able to recognize certain tax benefit relating to 2008.

h.	Income (loss) before income taxes is comprised as follows:

	Year ended December 31,
	2010	2009	2008

Domestic (Israel)	$2,842	$4,222	$2,263
Foreign (United States)	(9,748)	(2,855)	4,625

	$(6,906)	$1,367	$6,888

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16 -	INCOME TAXES (CONT)

i.	Income taxes included in the statements of income:

	Year ended December 31,
	2010	2009	2008
Current:
Domestic (Israel)	$570	$1,163	$73
Foreign (United States)	(611)	(1,188)	1,845

	(41)	(25)	1,918
Deferred:
Domestic (Israel)	46	(51)	(201)
Foreign (United States)	(4,108)	920	78

	(4,062)	869	(123)
Previous years:
Domestic (Israel)	(50)	(1,609)*	-
Foreign (United States)	-	-	-
	(50)	(1,609)	-

	$(4,153)	$(765)	$1,795

*
Income taxes benefit relating to prior years is a result of an approved enterprise certificate granted to Bental by the Israeli tax authorities in 2009. At the time only when receiving such approval was Bental able to recognize certain tax benefit relating to 2008.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16 -	INCOME TAXES (CONT)

j.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TAT's deferred tax liabilities and assets are as follows:

	December 31,
	2010	2009
Deferred tax assets (liabilities):
Allowance for doubtful accounts	$1,001	$846
Unrealized gains	192	237
Provisions for employee benefits and other temporary differences	1,025	597
Inventory	1,318	712
Deferred tax assets – short-term- other accounts receivables	$3,536	$2,392

Impairment of goodwill and intangible assets	$946	$-
Provisions for employee benefits and other temporary differences	89	220
Deferred tax assets – Long-term	$1,035	$220

Other temporary differences Deferred tax Liabilities – Short-term- other accounts payable	$-	$19

Property, plant and equipment and intangible assets	(868)	(1,704)
Gain from sale of the propellers & parts businesses	-	(1,332)
Deferred tax Liabilities - Long-term	$(868)	$(3,036)

As of December 31, 2010, TAT did not provide a valuation allowance in respect of deferred tax assets, since management currently believes that it is more likely than not that the deferred tax asset will be realized in the future.

TAT does not intend to distribute earnings of a foreign subsidiary aggregating $5,521 as of December 31, 2010, and accordingly, no deferred tax liability has been established relative to these earnings. If these amounts were not considered permanently reinvested, a deferred tax liability would have been required.

TAT does not intend to distribute earnings deriving from Approved Enterprise aggregating $7,500 as of December 31, 2010, and accordingly, no deferred tax liability has been established relative to these earnings. See also Note 16(c).

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16 -	INCOME TAXES (CONT)

k.
During 2008, Limco was audited by the Internal Revenue Service for the tax year ended December 31, 2006. It was the determination of the Internal Revenue Service that Limco had deemed dividend distributions to TAT related to interest expense charged during 2005, 2006 and 2007.  Interest and penalties totaling $43 have been charged to income tax expense during the year ended December 31, 2008.  The audit is now closed and Limco believes that the only tax years open for audit are the years ended December 31, 2007 through December 31, 2010.

A reconciliation of the beginning and ending amount of unrecognized provision is as follows:

Amount

Balance at December 31, 2007	$248
Additions for tax positions of prior years	189
Settlements with tax authorities	(437)
Balance at December 31, 2008	-
Additions for tax positions of prior years	-
Settlements with tax authorities	-
Balance at December 31, 2009	-
Additions for tax positions of prior years	84
Settlements with tax authorities	-
Balance at December 31, 2010	$84

Unrecognized tax benefits, mainly of a long-term nature, at December 31, 2010, 2009 and 2008, amounted to $84, $0 and $0, respectively. All of the above amounts of unrecognized tax benefits would affect the effective tax rate if recognized. The Group does not expect unrecognized tax benefits to change significantly over the next 12 months.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17 -	SEGMENT INFORMATION

a.	Segment Activities Disclosure:

The Company has three operating segments:

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

The Group’s chief operating decision-maker evaluates performance, makes operating decisions and allocates resources based on financial data consistent with the presentation in the accompanying financial statements.

TAT evaluates segment performance based on revenue and operating income.  The operating income reported in TAT's segments excludes other unallocated amounts.  Although such amounts are excluded from the business segment results, they are included in reported consolidated earnings.  Unallocated amounts include executive level expenses and certain expenses related to accounting and finance, human resources and information technology departments.

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

The following financial information is a summary of the operating income of each operational segment:

	Year ended December 31, 2010
	OEM- Heat Transfer Products	OEM - Electric Motion Systems	MRO	Amounts not allocated to segments	Elimination from inter companies sale	Consolidated

Revenues
Sale of products	$29,651	$13,046	$-	$-	$(3,743)	$38,954
Services and other	-	-	40,801	-	-	40,801
Total revenues	29,651	13,046	40,801	-	(3,743)	79,755

Cost of revenues	22,425	10,092	32,636	-	(3,965)	61,188
Write down of inventory	-	-	3,500	-	-	3,500

Gross profit	7,226	2,954	4,665	-	222	15,067

Research and development expenses	274	377	-	-	-	651
Selling and marketing expenses	1,186	526	1,763	-	-	3,475
General and administrative expenses	3,598	1,572	6,462	1,200	-	12,832
Impairment of goodwill and intangible assets	-	-	4,704	-	-	4,704

Operating income (loss)	2,168	479	(8,264)	(1,200)	222	(6,595)

Financial expenses, net	-	-	-	(111)	-	(111)
Other expenses, net	-	-	-	(200)	-	(200)
Loss before income taxes						$(6,906)

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont)

	Year ended December 31, 2009
	OEM- Heat Transfer Products	OEM - Electric Motion Systems	MRO	Parts (*)	Amounts not allocated to segments	Elimination from inter companies sale	Consolidated

Revenues
Sale of products	$28,617	$11,321	$-	$-	$-	$(5,187)	$34,751
Services and other			42,283	6,057			48,340
Total revenues	28,617	11,321	42,283	6,057		(5,187)	83,091

Cost of revenues	19,809	8,021	37,900	5,879	-	(4,714)	66,895

Gross profit	8,808	3,300	4,383	178	-	(473)	16,196

Research and development expenses	408	272	-	-	-	-	680
Selling and marketing expenses	1,063	629	1,668	359	-	-	3,719
General and administrative expenses	3,767	1,176	6,196	516	3,324	-	14,979
Capital gain			(4,400)				(4,400)

Operating income (loss)	3,570	1,223	919	(697)	(3,324)	(473)	1,218

Financial income, net	-	-	-	-	149	-	149
Income before income taxes							$1,367

(*) For the period of January 1 through November 30, 2009.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont)

	Year ended December 31, 2008
	OEM- Heat Transfer Products	OEM - Electric Motion Systems	MRO	Parts	Amounts not allocated to segments	Elimination from inter companies sale	Consolidated

Revenues
Sale of products	$27,857	$9,758	$-	$-	$-	$(5,891)	$31,724
Services and other			54,276	17,289			71,565
Total revenues	27,857	9,758	54,276	17,289	-	(5,891)	103,289

Cost of revenues	21,058	7,845	43,664	13,922	-	(5,926)	80,563

Gross profit	6,799	1,913	10,612	3,367	-	35	22,726

Selling and marketing expenses	1,364	250	2,094	661	-	-	4,369
General and administrative expenses	4,342	713	3,466	1,024	2,862	-	12,407

Operating income (loss)	1,093	950	5,052	1,682	(2,862)	35	5,950

Financial income, net	-	-	-	-	1,174	-	1,174
Other expenses, net	-	-	-	-	(236)	-	(236)
Income before income taxes							$6,888

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17 -	SEGMENT INFORMATION (CONT)

c.	The following financial information identifies the assets to segment

	As of December 31, 2010
	OEM - Heat Transfer Products	OEM - Electric Motion Systems	MRO	Amounts not allocated to segments	Consolidated

Assets	$36,949	$17,501	$45,147	$21,830	$121,427
Depreciation and amortization	1,220	671	1,491	-	3,382
Expenditure for segment assets	739	851	1,521	-	3,111
Goodwill	-	1,156	-	-	1,156

	As of December 31, 2009
	OEM - Heat Transfer Products	OEM - Electric Motion Systems	MRO	Amounts not allocated to segments	Consolidated

Assets	$38,354	$13,888	$51,220	$21,029	$124,491
Depreciation and amortization	1,050	507	1,413	-	2,970
Expenditure for segment assets	846	960	3,052	-	4,858
Goodwill	-	1,055	4,256	-	5,311

	As of December 31, 2008
	OEM - Heat Transfer Products	OEM - Electric Motion Systems	MRO	Parts	Amounts not allocated to segments	Consolidated

Assets	$39,822	$19,170	$39,480	$7,118	$30,340	$135,930
Depreciation and amortization	1,020	1,164	1,169	-	-	3,353
Expenditure for segment assets	1,095	767	1,696	-	-	3,558
Goodwill	-	1,185	4,814	-	-	5,999

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17 -	SEGMENT INFORMATION (CONT)

d.	The following presents total revenues, based on the location of the end customers, for the years ended December 31, 2010, 2009 and 2008 and long-lived assets as of those dates.

	2010		2009		2008
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
Sale of products

Israel	$23,223	$9,103	$19,613	$9,312	$17,077	$9,164
Asia	-	-	-	-	1,173	-
North America	7,531	-	7,554	-	8,233	-
Europe	5,567	-	5,788	-	5,241	-
Other	2,633	-	1,796	-	-	-

	$38,954	$9,103	$34,751	$9,312	$31,724	$9,164

	2010		2009		2008
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Services

Israel	$410	-	$95	$-	$-	$-
Asia	-	-	-	-	3,324	-
North America	25,607	5,340	34,043	5,151	49,239	6,023
Europe	8,573	-	10,767	-	14,269	-
Other	6,211	-	3,435	-	4,733	-

	$40,801	$5,340	$48,340	$5,151	$71,565	$6,023

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18 -     SELECTED STATEMENTS OF INCOME DATA

	Year ended December 31,
	2010	2009	2008
Financial income (expenses), net:
Financial income:
Foreign currency translation adjustments	$1,102	$1,541	$1,257
Interest on cash equivalents, short-term bank deposits and others	468	650	1,420

	1,570	2,191	2,677
Financial expenses:
Bank charges	(177)	(214)	(264)
Interest on long-term loans	(211)	(206)	(143)
Foreign currency translation adjustments	(1,215)	(1,462)	(943)
Interest expenses on call option to Non controlling interest	-	(72)	(28)
Others	(78)	(88)	(125)
	(1,681)	(2,042)	(1,503)
	$(111)	$149	$1,174

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19 -     SUPPLEMENTAL CONSOLIDATED BALANCE SHEET INFORMATION

	Warranty provision	Inventory Reserve	Allowance for Doubtful Accounts

Balance, as of January 1, 2008	$784	$1,768	$155

Additions	215	268	180

Write-offs, net of recoveries	(300)	-	(181)

Balance, as of December 31, 2008	$699	$2,036	$154

Additions	71	273	2,394

Write-offs, net of recoveries	(369)	-	(188)

Balance, as of December 31, 2009	$401	$2,309	$2,360

Additions	-	-	291

Write-offs, net of recoveries	(60)	(741)	(32)

Balance, as of December 31, 2010	$341	$1,568	$2,619

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20 - SUBSEQUENT EVENTS

a.
On March 11, 2011, Piedmont commenced a court action in the State of Delaware, USA, against FAvS (in which Piedmont holds a 37% equity interest), for breach of an agreement signed on November 9, 2009 between the parties pursuant to which, among other things, FAvS was required to provide Piedmont with year 2010 audited financial statements of FAvS, by March 6, 2011

Piedmont requested that the court enter an order requiring FAvS to provide Piedmont with FAvS’ year 2010 audited financial statements no later than March 28, 2011 (the earliest possible date given the Delaware court’s schedule).

On March 16, 2011 the Delaware court entered an order requiring FAvS to provide its audited financial statements for year 2010 by March 28, 2011.  FAvS financial statements were timely delivered to Piedmont on March 26, 2011.

A commercial dispute existed between Piedmont and FAvS relating to the propeller maintenance business which had been contributed to FAvS by Piedmont, as part of the transaction discussed above.

The commercial dispute began in April 2010, when a customer of the propeller maintenance business requested reimbursement from FAvS for damages to certain propellers.  FAvS then sought reimbursement from Piedmont for such amounts.  Although Piedmont rejected all of FAvS’ claims with regards to Piedmont’s responsibility for the claimed damages, the parties reached an agreement pursuant to which Piedmont paid $700K to FAvS and agreed to bear a portion of the additional cost of replacement propeller blades that FAvS would be responsible for. In exchange FAvS agreed to waive all claims against Piedmont with respect to such customer.

On June 30, 2011 Piedmont and FAvS entered into a Settlement Agreement and Release (the “Settlement Agreement”).  Pursuant to the Settlement Agreement, each party fully released the other party and acknowledged that the settlement was a compromise of disputed claims and was not to be construed as an admission of liability or wrongdoing.  In addition, each party agreed not to disparage the other and Piedmont paid an aggregate amount of $1,400,000 to FAvS ($700,000 forgiveness of loan granted to FAVS in 2010 and $700,000 included in "other accrued expenses", see note 9). This amount was fully recorded as an expense in 2010.

Simultaneously with the execution of the Settlement Agreement, Mr. Aaron Hollander, the Chief Executive Officer and controlling stockholder of FAvS, purchased 3,322,259 shares of Class A Common Stock of FavS at a price of $.903 per share (for an aggregate price of $3 million).  In addition, Piedmont agreed to extend its guarantee of the bank debt incurred by FavS to fund the KATR transaction through June 30, 2013 and to continue to provide a letter of credit to secure such guarantee.  The amortization schedule for such debt was revised so that no amortization will occur until June 30, 2012.  Thereafter the debt will amortize at the rate of $200,000 per month.

TAT TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20 - SUBSEQUENT EVENTS (CONT)

The Stockholders Agreement entered into in 2009 between Piedmont and Mr. Hollander was also amended to delete the reciprocal drag along rights and to provide that Piedmont may designate one member to the Board of Directors of FAvS (rather than the two provided in the original agreement).  Finally, the Rights Agreement entered into in 2009 between Piedmont and FAvS was amended so that Piedmont’s right to approve certain material corporate actions by FAvS has been limited to the right to approve contracts or agreements with affiliates of FAvS.  The amendment also provides that the approval of Piedmont will not be required if FAvS seeks to raise additional capital from Mr. Hollander so long as the consideration being paid by Mr. Hollander is not less than the consideration that would be paid by a third-party in an arms-length transaction and is fair, equitable and reasonable under the circumstances.

b.
On April 2011, Avi Ortal, the Chief Executive Officer of the Company’s subsidiary, Limco-Piedmont, Inc., advised TAT’s Board of his intention to terminate his employment on July 31, 2011.  On May 18, 2011, Mr. Ortal entered into a Consulting Agreement with TAT, effective for a period of eight months following the termination of his employment, to provide part-time consulting services to TAT with respect to its U.S. based subsidiaries.  Mr. Ortal will receive consulting fees of $20,000 per month for such services.

c.
As of January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate segments: Heat Transfer Services and Products; and MRO services for Aviation Components.

First Aviation Services Inc.

Consolidated Financial Statements

As of and for the Year Ended December 31, 2010
and the
Eleven Months Ended December 31, 2009

First Aviation Services Inc.

Index

As of and for the Year Ended December 31, 2010
and the
Eleven Months Ended December 31, 2009

Report of Independent Registered Public Accounting Firm for 2010

The Board of Directors and Stockholders
First Aviation Services, Inc.

We have audited the accompanying consolidated balance sheet of First Aviation Services, Inc. and Subsidiaries (the “Company”) as of December 31, 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Aviation Services, Inc. and Subsidiaries as of December 31, 2010, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 3, additional paid-in capital and stockholders’ equity as of January 1, 2010, have been restated to correct a misstatement.

March 25, 2011

999 S. Shady Grove Road, Suite 400 Memphis, TN 38120 Ph. 901.761.3000 Fx. 901.761.9667 www.dixon-hughes.com

Independent Auditors’ Report for 2009

The Board of Directors and Stockholders
First Aviation Services, Inc.

We have audited the accompanying consolidated balance sheet of First Aviation Services, Inc. and Subsidiaries (the “Company”) as of December 31, 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the eleven months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the December 31, 2009 financial statements of API Asia Pacific, Inc. and API China, Inc. (wholly-owned subsidiaries) with assets of $4,473,757 at December 31, 2009, and revenues of $12,304,214 and net income of $527,004 for the eleven months then ended. The December 31, 2009, financial statements of API Asia Pacific, Inc. and API China, Inc. were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for API Asia Pacific, Inc. and API China, Inc. is based solely on the reports of other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Aviation Services, Inc. as of December 31, 2009, and the consolidated results of their operations and their cash flows for the eleven months then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 3, the 2009 consolidated financial statements have been restated to correct a misstatement.

March 25, 2011

999 South Shady Grove Road, Suite 400 Memphis, TN 38120 Ph. 901.761.3000 Fx. 901.761.9667 www.dixon-hughes.com

First Aviation Services Inc.

Consolidated Balance Sheets
(in thousands, except share amounts)

	December 31,
		2009
	2010	Restated

Assets
Current assets:
Cash	$1,302	$1,033
Trade receivables, net	20,051	17,878
Miscellaneous receivables	159	691
Inventories, net	34,778	37,117
Prepaid expenses and other	2,258	2,251
Total current assets	58,548	58,970

Plant and equipment, net	2,467	2,663
Deferred financing costs and other	538	350
Goodwill	7,773	7,773

Total assets	$69,326	$69,756

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$19,838	$17,091
Accrued compensation and related expenses	555	407
Other accrued liabilities	3,387	5,697
Revolving line of credit	22,257	21,326
Term loan payable	6,400	7,000
Other	282	432
Total current liabilities	52,719	51,953

Long-term liabilities	402	649
Total liabilities	53,121	52,602

Stockholders’ equity
Class A Common stock, $0.01 par value, 20,000,000 shares authorized, 11,320,628 and 11,320,628 shares issued, respectively, 9,956,858 and 9,838,234 shares outstanding, respectively	91	91
Class B Common stock, $0.01 par value, 6,000,000 shares authorized, 5,766,667 shares issued and outstanding	58	58
Preferred stock, $0.01 par value, $100 redemption value, 30,000 shares authorized, 15,841 and 13,500 shares issued, and outstanding	1,584	1,350
Additional paid-in capital	39,669	40,233
Deficit	(18,721)	(17,296)
Accumulated other comprehensive income	500	390
	23,181	24,826
Less: treasury stock, at cost, 1,363,770 and 1,482,394 shares, respectively	(6,976)	(7,672)
Total stockholders’ equity	16,205	17,154

Total liabilities and stockholders’ equity	$69,326	$69,756

See accompanying Notes to Consolidated Financial Statements.

First Aviation Services Inc.

Consolidated Statements of Operations
(in thousands, except share and per share amounts)

For the Year Ended December 31, 2010 and the Eleven Months Ended December 31, 2009

	2010	2009

Net sales	$128,463	$100,332
Cost of sales	(103,392)	(83,068)

Gross profit	25,071	17,264

Selling, general and administrative expenses	22,419	13,955
Corporate expenses	1,577	2,037
Acquisition expenses	–	683
	23,996	16,675

Income from operations	1,075	589
Non-operating income (expense)
Interest income	2	2
Interest expense and other, net	(2,252)	(1,126)

Loss before income taxes	(1,175)	(535)
Income tax provision	(16)	–

Net loss	(1,191)	(535)
Dividends on preferred stock	(219)	(15)

Loss attributable to common stockholders	$(1,410)	$(550)

Basic net loss per share, and net loss per share - assuming dilution:

Basic net loss per share	$(0.09)	$(0.07)

Net loss per share - assuming dilution	$(0.09)	$(0.07)

Weighted average shares outstanding - basic	15,674,202	8,250,906

Weighted average shares outstanding - assuming dilution	15,674,202	8,250,906

See accompanying Notes to Consolidated Financial Statements.

First Aviation Services Inc.

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)

(in thousands, except share amounts)

		Class A		Class B
		Common Stock		Common Stock		Preferred Stock				Accumulated		Treasury Stock
	Comprehensive	Number		Number		Number		Additional	Retained	Other		Number
	Income (Loss)	of Shares	Amount	of Shares	Amount	of Shares	Amount	Paid-in Capital	Earnings (Deficit)	Comprehensive Income	Sub-Total	of Shares	Amount	Total

Balances at February 1, 2009		7,534,569	$91	–	$–	–	$–	$38,288	$(16,761)	$229	$21,847	1,601,130	$(8,353)	$13,494

Shares issued to directors		101,231	–	–	–	–	–	(510)	–	–	(510)	(101,231)	563	53
Shares issued for the purchase of Piedmont, as restated		–	–	5,766,667	58	7,500	750	771	–	–	1,579	–	–	1,579
Shares issued for the conversion of debt to equity		2,184,929	–	–	–	6,000	600	1,749	–	–	2,349	–	–	2,349
Other equity based compensation		17,505	–	–	–	–	–	(65)	–	–	(65)	(17,505)	118	53
Other comprehensive income	$161	–	–	–	–	–	–	–	–	161	161	–	–	161
Net loss	(535)	–	–	–	–	–	–	–	(535)	–	(535)	–	–	(535)
	$(374)

Balances at December 31, 2009, as restated		9,838,234	$91	5,766,667	$58	13,500	$1,350	$40,233	$(17,296)	$390	$24,826	1,482,394	$(7,672)	$17,154

Shares issued to directors		101,139	–	–	–	–	–	(515)	–	–	(515)	(101,139)	593	78
Other equity based compensation		17,485	–	–	–	–	–	(49)	–	–	(49)	(17,485)	103	54
Preferred stock dividend		–	–	–	–	2,341	234	–	(234)	–	–	–	–	–
Other comprehensive income	$110	–	–	–	–	–	–	–	–	110	110	–	–	110
Net loss	(1,191)	–	–	–	–	–	–	–	(1,191)	–	(1,191)	–	–	(1,191)
	$(1,081)

Balances at December 31, 2010		9,956,858	$91	5,766,667	$58	15,841	$1,584	$39,669	$(18,721)	$500	$23,181	1,363,770	$(6,976)	$16,205

See accompanying Notes to Consolidated Financial Statements.

First Aviation Services Inc.

Consolidated Statements of Cash Flows
(in thousands)

For the Year Ended December 31, 2010 and the Eleven Months Ended December 31, 2009

	2010	2009

Cash flows from operating activities
Net loss	$(1,191)	$(535)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	1,146	945
Equity based compensation	132	106
Provision for bad debts	328	(75)
Provision for excess and obsolete inventories	270	26
Change in working capital assets/liabilities
Receivables	(1,930)	(2,256)
Inventories	2,109	(4,445)
Prepaid expenses and other	(7)	(1,051)
Accounts payable	2,787	3,937
Accrued expenses and other	(2,162)	2,633
Net cash provided by (used in) operating activities	1,482	(715)

Cash flows from investing activities
Purchases of plant and equipment and other assets	(791)	(79)
Net cash used in investing activities	(791)	(79)

Cash flows from financing activities
Borrowings on revolving line of credit, net	931	696
Loan costs	(347)	–
Repayments on term loan	(600)	–
Repayments on notes payable and other	(397)	(105)
Net cash (used in) provided by financing activities	(413)	591

Effect of exchange rate changes on cash	(9)	(68)

Net change in cash	269	(271)
Cash at the beginning of the period	1,033	1,304
Cash at the end of the period	$1,302	$1,033

Supplemental cash flow disclosures
Cash paid for:
Interest	$1,828	$998
Income taxes paid, net	$28	$–

See accompanying Notes to Consolidated Condensed Financial Statements.

First Aviation Services Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share amounts)

1. Business

First Aviation Services Inc. (“First Aviation”), through its wholly-owned subsidiaries, FAVS, Inc, Aerospace Products International, Inc. (“API”), Aerospace Products International, Ltd. (Canada) (“API Ltd.”), API Asia Pacific, Inc. (“API Asia Pacific”), API Europe, Ltd. (“API Europe”), API China, Inc. (“API China”), Aerospace Turbine Rotables, Inc. (“AeTR”), and Piedmont Propulsion Systems, LLC (“PPS”) (collectively the “Company”), is one of the leading suppliers of products and services to the aerospace industry worldwide; including the provisioning of aircraft parts and components, and supply chain management services. The Company also performs overhaul and repair services for a variety of aircraft components. The Company has its headquarters in Westport, Connecticut.

2. Summary of Significant Accounting Policies

Consolidation

The accompanying consolidated financial statements include the accounts of First Aviation and its subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

The Company changed its year-end from January 31 to December 31 during the 2009 calendar year resulting in consolidated financial statements as of and for the year ended December 31, 2010 and the eleven months ended December 31, 2009.

Business Combinations/Restatement

First Aviation, through its subsidiaries AeTR and PPS, acquired the assets of Kelly Turbine Rotables (“Kelly”) representing its aftermarket repair and overhaul business and the propeller overhaul division of Piedmont Aviation Component Services (“Piedmont”), respectively, on December 4, 2009. The business combinations are consistent with the Company’s growth strategies and complementary to the Company’s existing business platform. The business combinations were accounted for using the acquisition method which requires an acquirer to recognize the assets acquired and the liabilities assumed, measured at their fair values as of that date. In addition, this guidance requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price.

2. Summary of Significant Accounting Policies (continued)

The Kelly acquisition was paid for in cash with $7,000 in proceeds from the conversion of a portion of the Revolving Line of Credit to a term loan. The Piedmont acquisition was paid for through the issuance of the Company’s Class B common stock and Series A preferred stock. The results of operations of the acquired businesses have been included in the consolidated financial statements since the date of acquisition.

During 2010, the Company discovered that the previous owner of Piedmont misrepresented significant cost issues related to a specific power-by-the-hour contract. The Company determined that the financial statements for Piedmont were not in accordance with accounting principles generally accepted in the United States of America (GAAP), as specified in the agreement, since there was a material departure as relates to Accounting Standards Codification 605-20-25-6 which requires that a loss be recognized on extended warranty or product maintenance contracts if the sum of expected costs of providing services under the contracts and unamortized acquisition costs exceeds related unearned revenue.

The Company has restated its acquisition accounting to correct for the effects of the accounting improprieties (see Note 3). This has resulted in recognition of a $2,319 accrued loss on the power-by-the-hour contract. Also, the restated acquisition accounting includes management’s correction of errors for data inputs that were used in the original independent appraisal of the Company’s stock value (purchase price) for Piedmont which decreased previously reported goodwill by $3,715.

The Company also discovered inventory issues for components that did not exist, lacked adequate documentation for resale or had previously been consumed under the contract ($487 reserve).

The following summarizes the original and restated acquisition date fair value accounting:

				Piedmont
	As Previously Reported			Restatement	Total
	Kelly	Piedmont	Total	Effect	As Restated

Cash	$1	$–	$1	$–	$1
Accounts receivable	831	1,071	1,902	–	1,902
Prepaids	16	16	32	–	32
Inventory	2,038	1,676	3,714	(487)	3,227
Property and equipment	152	124	276	–	276
Accounts payable	(335)	(1,151)	(1,486)	–	(1,486)
Accrued expenses	(227)	(600)	(827)	(2,319)	(3,146)
Goodwill	4,524	6,964	11,488	(3,715)	7,773
Total	$7,000	$8,100	$15,100	$(6,521)	$8,579

A substantial portion of the purchase price was paid for goodwill due to the estimated remaining future earnings potential associated with the businesses.

Pro forma information related to the acquisitions is not presented as the Company has determined that it is impractical to do so, given the historical reporting of these operations. Annual revenues for the combined operations are approximately $20,000.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates, and the differences may be significant.

Revenue Recognition

The Company’s net sales consist of sales and services to the aviation industry, including parts and components supply services, supply chain management services and component overhaul and repair services. Net sales are recorded when parts and components are shipped and title transfers to the customer, when overhaul and repair services are completed and the item is shipped back to the customer, or when supply chain management services have been provided to the customer. The terms and nature of supply chain management services provided are stipulated in a long-term contract between the Company and the customer. The Company provides its facilities, personnel and systems to provide cost effective services to the customer. In providing services where the Company distributes inventory on behalf of its customer, the Company may use its own inventory or hold its customers’ inventory without taking ownership of such inventory. The Company, when providing services to handle customers’ inventory without taking ownership, takes a fee based on the cost of providing services, and not on the sales value of the product.

Accounts Receivable

The Company provides credit in the form of trade accounts receivable to its customers. The Company generally does not require collateral to support domestic customer receivables. Receivables arising from export activities may be supported by credit enhancement from the Export-Import Bank of the United States. Interest or other finance charges are not charged on past due accounts. The Company performs ongoing credit evaluations of its customers and maintains allowances that management believes are adequate for potential credit losses. The allowance for doubtful accounts was $585 and $718 at December 31, 2010 and 2009, respectively.

Inventories

Inventories generally consist of aircraft parts and components and are stated at the lower of cost, using the average cost method, or market. Provisions are made for the estimated effect of obsolete and slow moving inventories using a methodology based upon financial formulas that take into account quantities, costs, the age of the inventory on hand, historical and projected sales, and other inventory movements, adjusted for known or estimated factors such as new product lines and product return allowances. The allowance for obsolete and slow moving inventories was $3,650 and $4,391 at December 31, 2010 and 2009, respectively.

2. Summary of Significant Accounting Policies (continued)

Plant and Equipment

Plant and equipment are stated at cost, less an allowance for depreciation. Additions and improvements that materially increase the productive capacity or extend the useful life of an asset are added to the cost of the asset. Expenditures for normal maintenance and repairs are charged to expense as incurred.

Depreciation of plant and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 15 years. Leasehold improvements are amortized over the shorter of the estimated life of the improvement or the term of the related lease.

Long-Lived Assets

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than the carrying value. If impairment exists, an impairment loss is recognized as the difference between the carrying value of the asset and its fair value. Fair value is determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. No asset impairments were recorded for the year ended December 31, 2010 and the period ended December 31, 2009.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records valuation allowances against deferred tax assets when it is more likely than not that the deferred tax assets will not be realized.

The Company recognizes liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires management to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as management must determine the probability of various possible outcomes. Management reevaluates these uncertain tax positions on a quarterly basis or when new information becomes available. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual.

2. Summary of Significant Accounting Policies (continued)

If applicable, interest related to income tax liabilities is included in interest expense and penalties are recognized as a component of income tax expense.

Accumulated Other Comprehensive Income

The accumulated other comprehensive income arose from the translation of accounts into U. S. dollars where the functional currency is the Canadian dollar (API Ltd.).

Advertising

Advertising costs are expensed as incurred and amounted to $484 and $440 for the year ended December 31, 2010 and the period ended December 31, 2009, respectively.

Shipping and Handling Revenues and Costs

Fees billed to customers associated with shipping and handling activities are classified as revenue, and costs associated with shipping and handling are classified as part of cost of sales.

Concentration of Risks

The Company has bank deposits in excess of federal deposit insurance.

API has five suppliers from whom approximately 35% and 36% of its total purchases were made during the year ended December 31, 2010 and the period ended December 31, 2009, respectively. Accounts payable to these vendors totaled $4,861 and $9,395 at December 31, 2010 and 2009, respectively.

Goodwill

The Company follows applicable accounting guidance for goodwill and other intangible assets which requires that goodwill (and intangible assets deemed to have indefinite lives) be subject to at least an annual impairment test. The Company tests for impairment on an annual basis or more frequently when events and circumstances indicate that an impairment may have occurred.

The Company evaluated interim impairment indicators for PPS during 2010, however, management was not able to complete a goodwill impairment analysis by the end of the calendar third quarter due to continuing negotiations regarding significant disputed costs under its power-by-the-hour contract and negotiations with the previous owner of Piedmont. Also, management was evaluating the proper acquisition accounting for goodwill as of the acquisition date considering the misrepresentation and material GAAP departures by Piedmont (see page 10).

The Company completed its impairment testing for AeTR and PPS (PPS goodwill as restated) for the year ended December 31, 2010 and concluded no impairments.

Other intangible assets with finite lives are amortized on a straight-line basis over their useful lives.

2. Summary of Significant Accounting Policies (continued)

Deferred Financing Costs

Deferred financing costs consist of financing fees and costs and are being amortized over the term of the debt.

Share-Based Payments

The Company has certain stock-based compensation, as more fully described in Note 7. In accordance with accounting guidance for share-based payments, compensation expense (based upon the fair value on the date of grant) is recognized in the consolidated statement of operations over the requisite service period, which, for the Company, is generally the vesting period, for all new awards and unvested awards that are expected to vest over the service period.

Fair Value Measurements

The Company follows accounting guidance for fair value measurements which defines fair value, establishes a framework for measuring fair value under GAAP and requires disclosures about fair value measurements.

The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include:
●	quoted prices for similar assets or liabilities in active markets;
●	quoted prices for identical or similar assets or liabilities in inactive markets;
●	inputs other than quoted prices that are observable for the asset or liability;
●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used to need to maximize the use of observable inputs and minimize the use of unobservable inputs.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued)

The carrying values of the Company’s current assets and liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The carrying amount of the Company’s borrowings under its debt agreements approximates fair value, as the incremental borrowing rates approximate current rates.

Reclassifications

Certain fiscal December 31, 2009 amounts have been reclassified to conform to their December 31, 2010 presentation. The effect of the reclassifications did not impact the consolidated financial position or results of operations of the Company.

Subsequent Events

The Company evaluated the effect subsequent events would have on the consolidated financial statements through March 25, 2011, which is the date the consolidated financial statements were available to be issued.

3. Restatement

As discussed in Notes 2 and 14, the Company has restated its acquisition accounting for the correction of errors in its previously reported consolidated financial statements as of December 31, 2009, as follows:

	As Previously
	Reported	Restated	Effects

Inventories	$37,604	$37,117	$(487)
Goodwill	11,488	7,773	(3,715)
Accrued liabilities	3,378	5,697	(2,319)
Additional paid-in capital	46,754	40,233	(6,521)
Stockholders’ equity	23,675	17,154	(6,521)

4. Non-Cash Transactions

The Company purchased Piedmont with issuance of its Class B common stock and preferred stock which was valued: as previously reported- $8,100 by independent appraisal; as restated - $1,579 based upon management’s estimation of fair value considering the independent appraisal adjusted for corrected inputs as discussed in Notes 2 and 14. The Company purchased Kelly with $7,000 issued directly from the conversion of a portion of the Revolving Line of Credit to a term loan with TD Bank, NA. The Company also converted a subordinated loan to stock as discussed in Note 6.

5. Plant and Equipment

Plant and equipment consist of the following:

	2010	2009

Machinery and equipment	$3,099	$3,304
Buildings and leasehold improvements	1,667	1,509
Computer equipment, software, office furniture, fixtures, vehicles, and other office equipment	7,341	13,250
Construction-in-process	14	94
	12,121	18,157
Less: accumulated depreciation	(9,654)	(15,494)
	$2,467	$2,663

During 2010, the Company completed an analysis of property and equipment that was fully-depreciated to determine if the assets remained in service. As a result, the Company removed numerous items no longer in service (primarily computer equipment and software) from its records.

The amount of unamortized capitalized software at December 31, 2010 and 2009 was $1,115 and $1,250, respectively. The related amortization expense during the year ended December 31, 2010 and the period ended December 31, 2009 was $432 and $500, respectively.

6. Debt

Debt consists of the following:

	2010	2009

Revolving line of credit	$22,257	$21,326
Term loan	6,400	7,000
	$28,657	$28,236

Revolving Line of Credit and Term Loan

On November 2, 2007, the Company entered into a Master Affirmation and Second Amendment to Loan Documents (the “Second Amendment”) with TD Bank, NA. The Second Amendment provides for a 36-month senior revolving credit facility (the “Revolving Loan Facility”) in the amount of $32,000, subject to a borrowing base based on a formula of qualifying assets as well as outstanding letters of credit, and expired on September 30, 2010. The proceeds of any loans made under the Revolving Loan Facility will be used for working capital purposes in the ordinary course of business. Changes to the debt service coverage ratios and interest rate pricing were also modified as a result of the Second Amendment.

On May 19, 2008, the Company entered into a Master Affirmation and Third Amendment to Loan Documents (the “Third Amendment”) which amends the Agreement by providing: a waiver of certain covenant defaults for the periods ended October 31, 2007 and January 31, 2008; an amendment to certain covenants; and the ability by borrower to use up to $500 of the Revolving Credit Facility to finance redemption of equity interests.

6. Debt (continued)

Revolving Line of Credit and Term Loan (continued)

On October 23, 2009, the Company entered into a Master Reaffirmation and Fourth Amendment to Loan Documents (the “Fourth Amendment”) which amends the Agreement by providing: a waiver of certain covenant defaults for the periods ended January 31, 2009 and April 30, 2009; and an amendment of certain covenants.

On December 3, 2009, the Company entered into the Third Amended and Restated Loan and Security Agreement providing the bank’s consent to the Company’s reorganization and conversion of subordinated debt and authorization of preferred stock; the bank’s consent to the Company’s acquisition of Kelly and Piedmont; converted $7,000 of the Revolving Credit Facility to a non-restoring time loan for the Kelly acquisition (Piedmont Aviation Component Services (“PACS”) issued a guarantee for the $7,000 time loan) due in monthly installments of $100 beginning June 1, 2010 with the remaining balance due September 30, 2010; included AeTR and PPS in the use of the Revolving Credit Facility for working capital needs as well as their inclusion in the borrowing base; permitted the Company to secure (any future) debt to PACS with subordinate liens in relation to PACS’ guarantee of the $7,000 time loan; and amended certain other terms and conditions of the existing agreement.

Prior to June 30, 2009, the Revolving Loan Facility bore interest at the option of the borrower (i) at the prime rate in effect from time to time, (ii) at the adjusted LIBOR for the applicable interest period plus 150, 175, 200, or 225 basis points depending upon financial ratios of the borrower, or (iii) at the FHLB Rate (the “Federal Home Loan Bank Rate”). Effective July 1, 2009, the interest rate changed to adjusted LIBOR (as defined) plus 450 basis points, with a minimum rate of 6.50%. The Agreement contains numerous covenants, including restrictions on mergers, consolidations and acquisitions, the incurrence of indebtedness, transactions with affiliates, the creation of liens, and limitations on capital expenditures (subject to the bank’s consent). Pursuant to the terms and conditions of the Agreement, the payment of dividends on the Company’s stock is prohibited, except with the bank’s consent (which has been provided for the Series A preferred stock issued in connection with the Piedmont acquisition and subordinated debt conversion), and the Company is required to maintain minimum levels of Tangible Capital Base and specified Debt Service Coverage. Substantially all of the Company’s domestic and Canadian assets are pledged as collateral under the Agreement, and the Company guarantees all borrowings under the Agreement. The Company was in compliance with the covenants at December 31, 2009.

On October 1, 2010, the Company entered into a new credit facility with Wells Fargo Capital Finance. The facility is composed of a $28,000 Revolving Line of Credit (RLOC) and a $6,600 Term Loan. The RLOC matures September 30, 2013 and the Term Loan matures December 31, 2011. The RLOC is collateralized by substantially all of the assets of the Company and the Term Loan is secured by a Letter of Credit issued by Piedmont Aviation Component Services, LLC. The RLOC bears interest at the 3-month LIBOR rate plus 400 basis points and the Term Loan bears interest at the 3-month LIBOR rate plus 300 basis points. In addition, the Term Loan principal amortizes at $100 per month through December 31, 2011. At December 31, 2010, the Company was not in compliance with its debt covenants for the fourth quarter. The Company has subsequently obtained a waiver from the lender.

6. Debt (continued)

The RLOC is classified as current debt based upon the subjective acceleration clause and required lockbox cash management agreement.

JEM III LLC Subordinated Debt

JEM III LLC, a related party, provided a subordinated loan to the Company up to $5,000 to fund operations, which provided an option for the debt to be converted to shares of the Company’s stock. Interest on the subordinated loan was at LIBOR plus 500 basis points. Accrued interest payable at December 31, 2009 was $247. Effective December 3, 2009, in conjunction with the acquisitions of Kelly and Piedmont, the loan balance and accrued interest (totaling $2,348) were converted into shares of the Company’s Class A common stock and Series A preferred stock.

7. Share-Based Payments

The Company has a Stock Incentive Plan (the “Plan”) with a total of 1,200,000 shares of common stock reserved for issuance. The Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, stock grants and stock purchase rights. At December 31, 2010, 1,097,882 shares (after forfeitures) have been issued under the Plan.

The Company’s non-employee directors receive a portion of their annual compensation in the Company’s stock. The value of stock issued is equivalent to the compensation expense, and the number of shares issued is based upon the fair value per share at the date issued. The Company’s non-employee directors receive compensation in cash for committee meetings and special board meetings, excluding the four regularly scheduled board meetings and the annual stockholders’ meeting that are paid for in stock as part of their annual compensation.

Compensation expense related to non-employee directors totaled $78 and $53, and the number of shares issued was 101,139 and 101,231 for the year ended December 31, 2010 and the period ended December 31, 2009, respectively. A total of 520,432 and 419,293 shares have been issued to directors under the Plan.

The Company has issued restricted stock awards to its President as follows:

	2010		2009
	Number of	Grant Date	Number of	Grant Date
	Shares	Fair Value	Shares	Fair Value

Outstanding (nonvested) at beginning of period/year	9,705	$2.16	33,045	$2.16
Granted	–	–	–	–
Vested	(9,705)	2.16	(23,340)	2.16
Outstanding (nonvested) at end of period/year	–	$2.16	9,705	$2.16

7. Share-Based Payments (continued)

Compensation expense related to the restricted stock awards totaled $21 and $51, for the year ended December 31, 2010 and the period ended December 31, 2009, respectively. The number of shares issued as of December 31, 2010 was 70,120; 17,485 and 35,010 for the year ended December 31, 2010 and the period ended December 31, 2009, respectively.

As of December 31, 2010, $0 of unrecognized cost related to nonvested restricted stock awards is expected to be recognized in fiscal 2011.

The Company generally grants stock options to its employees for a fixed number of shares with an exercise price equal to the fair value of the stock on the date of grant. The fair value of the stock options granted was estimated at the date of grant using a Black-Scholes option-pricing model.

The fair value of each option granted was estimated at the date of grant using the following assumptions for the year ended December 31, 2010 and the period ended December 31, 2009:

	2010	2009

Expected dividend yield	0.0%	0.0%
Average risk-free interest rate	1.5%	2.2%
Expected volatility	33.0%	33.0%
Expected life of option	5 years	5 years
Weighted average fair value of options granted during the period	$.06	$.17

All of the stock options vest ratably over two to three-year periods, beginning one year after the date of the grant, and expire ten years after issuance. The following table is a summary of activity related to stock options for the year ended December 31, 2010 and the period ended December 31, 2009:

	2010		2009
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Options	Price	Options	Price

Outstanding at beginning of period/year	181,650	$1.85	111,650	$2.66
Granted	180,000	1.48	85,000	.58
Exercised	–	–	–	–
Forfeited	–	–	(15,000)	1.50
Outstanding at end of period/year	361,650	1.66	181,650	1.85
Exercisable at end of period/year	138,317	2.20	74,983	2.86

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2010 was $5.

7. Share-Based Payments (continued)

The weighted average remaining contractual term of options outstanding and exercisable at December 31, 2010 is 6.7 years.

	2010		2009
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Options	Price	Options	Price

Nonvested at beginning of the period/year	106,667	$1.13	68,333	$4.91
Granted	180,000	1.48	85,000	.58
Vested	(63,334)	1.43	(31,666)	2.32
Forfeited	–	–	(15,000)	1.50
Nonvested at end of the period/year	223,333	1.33	106,667	1.13

At December 31, 2010, $297 of unrecognized compensation cost related to nonvested stock options is expected to be recognized over a weighted average period of approximately 2.5 years.

8. Common and Preferred Stock

The Company has Class A and B common stock with the difference being that the Class B shares are non-voting. The Class B shares are convertible into Class A shares on a share-for-share basis.

The Series A Preferred Stock includes the following characteristics and are more thoroughly outlined in the Certificate of Incorporation of the Company:

-	not allowed to vote on any matters except as required by law.

-
entitled to receive dividends payable in cash quarterly at 12% per annum on the Liquidation Preference amount, as defined. If payment is not made in cash, the dividend shall be increased to 15% per annum and considered payable on the Quarterly Dividend Payment Date, as defined, by the automatic issuance of preferred stock based on the Liquidation Preference amount, as defined.

-
entitled to be paid, prior to payment or distribution to any other stockholders, $100 per share plus any accrued or accumulated but unpaid dividends, referred to as the Liquidation Preference amount, upon a liquidation event of the Company, as defined.

9. Income Taxes

A reconciliation between the provision (benefit) for income taxes computed at the U.S. federal statutory rate and the effective rate reflected in the consolidated statements of operations is as follows:

	2010	2009

Provision (benefit) at federal statutory rate	(34.0)%	(34.0)%
Non-deductible items	5.2	6.6
Deferred tax valuation allowance	28.8	27.4
	–	–

Deferred tax assets result from temporary differences in the recognition of income and expenses for tax and financial statement purposes. These differences are set forth below:

	2010	2009

Deferred tax assets:
Bad debt	$209	$215
Inventory reserve	1,023	1,373
Amortization of tax goodwill	30	350
Net operating loss carryforwards	9,674	9,200
Other	500	357
	11,436	11,495
Valuation allowance	(11,436)	(11,495)
Net deferred income tax assets	$–	$–

The Company has $7,856 of deductible goodwill (as restated) for income tax purposes at December 31, 2010.

The valuation allowance decreased by $59 (100% allowance against deferred tax assets) for the year ended December 31, 2010, and decreased by $156 (100% allowance against deferred tax assets) for the year ended December 31, 2009. The Company has net operating loss carryforwards totaling approximately $27,023 for federal income tax purposes, and various state net operating loss carryforwards. The carryforwards expire between 2025 and 2031. The Company’s ability to use the net operating loss carryforwards to offset any future taxable income can be subject to limitations attributable to equity transactions that resulted in a change of ownership as defined by Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code (“IRC”). The Company believes that it is more likely than not, which under accounting guidance for tax positions indicates a likelihood greater than 50%, the equity transactions described in Notes 4 and 6 do not result in IRC limitations on the net operating loss carry-forwards. The Company has a deferred tax asset related to net operating loss carry-forwards which is offset 100% by a valuation allowance.

The Company files income tax returns in the U.S., various U.S. states and certain foreign jurisdictions and is subject to exam by tax authorities. The Company’s U.S. federal income tax return for the year ended January 31, 2008, was under examination by the Internal Revenue Service during 2010 and closed with minor adjustments resulting in no change in filings.

10. Employee Benefit Plan

API maintains a defined contribution savings plan, qualified under Section 401(k) of the Internal Revenue Code that covers substantially all of its full-time employees. The savings plan allows employees to defer up to 15% of their salary, with the Company partially matching employee contributions and covering certain administrative expenses of the savings plan. Effective February 1, 2009, the Company suspended matching contributions. Effective May 21, 2010, the Company reinstated matching contributions. Employees vest in the Company contribution ratably over three years. The Company expensed $74 and $14 related to the savings plan during the year ended December 31, 2010 and the period ended December 31, 2009, respectively. Employees do not have an option to invest in the Company’s stock under the savings plan.

11. Related Party Transactions

The Company and First Equity Development, Inc. (“First Equity”), the wholly-owned subsidiary of First Equity Group, Inc., a controlling stockholder of the Company, have an agreement relating to the allocation of potential investment and acquisition opportunities in the aerospace parts distribution and logistics businesses. The agreement was approved by the independent members of the Board of Directors on a month-to-month basis effective February 1, 2004. First Equity Group, Inc. is beneficially owned by Mr. Aaron P. Hollander, President and Chief Executive Officer of the Company. Pursuant to the agreement, neither First Equity nor any of its majority-owned subsidiaries will consummate any acquisition of a majority interest in any aerospace parts distributions and logistics business anywhere in the world (a “Covered Acquisition”), without first notifying the Company and providing the Company with the opportunity to effect the Covered Acquisition for its own account. The Company’s decision as to whether to effect the Covered Acquisition will be made by the independent members of the Board of Directors of the Company. The agreement can be terminated by either party upon 30 days written notice to the other party. The agreement does not apply to any proposed acquisition by First Equity of any business that generates less than 15% of its aggregate net sales from aerospace parts distribution or logistics, or to any advisory services performed by First Equity on behalf of third parties.

The Company subleases office space from First Equity in Westport, CT. The leased space is utilized by the Company as its corporate headquarters. First Equity also utilizes space in the same premises.

The sublease, which became effective April 21, 1997, was for an initial period of ten years with two subsequent five-year renewal extensions, and was cancelable by either party with six months notice. First Equity renewed the lease March 24, 2010 with no termination date and the lease is cancelable by either party with six months notice. Lease payments under this sublease totaled approximately $53 for the eleven months ended December 31, 2009. Subsequent to September 30, 2009, lease payments are included in the office overhead charges included in the Company’s corporate expense.

The Company and First Equity also share certain common expenses that arise from sharing office space in Westport, CT. The Company reimburses First Equity, and vice versa, for expenses each entity incurs related to the common usage of the office space. The amounts are included in the Company’s corporate expenses, and include expenses such as telephone, computer consulting, office cleaning, office supplies and utilities. The expenses are allocated based upon a formula reviewed and approved by the independent directors of the Company. Management believes this method of allocation is reasonable. In addition, the amounts reimbursed by the Company are the actual costs incurred for the expense. The Company reimbursed First Equity $189 and $164 for the year ended December 31, 2010 and the period ended December 31, 2009, respectively. Amounts owed to First Equity at December 31, 2010 and 2009 were $-0- and $4, respectively.

12. Interest Expense and Other, Net

	2010	2009

Interest expense	$(2,213)	$(1,124)
Foreign exchange (loss) gain	(41)	36
Other income (expense)	2	(38)
	$(2,252)	$(1,126)

The components primarily relate to interest expense on debt and foreign exchange transaction (loss)/gain from Canadian functional currency (API Ltd.). Effective February 1, 2008 the Company’s Board of Directors authorized that $2,000 of intercompany debt from API Ltd. to API be considered as “long-term investment” and, as such, foreign exchange adjustments are included in Other Comprehensive Income (Loss) (reported in Stockholders’ Equity).

13. Net Loss Per Share

The following sets forth the denominator used in the computation of basic earnings per share and earnings per share - assuming dilution.

	2010	2009

Denominator for basic net income (loss) per share – weighted average shares	15,674,202	8,250,906
Effect of dilutive employee stock options	–	–

Denominator for net income (loss) per share – assuming dilution – adjusted weighted average shares	15,674,202	8,250,906

The incremental impact of stock options outstanding of 361,650 at December 31, 2010, and 181,650 at December 31, 2009, are not considered in the loss per share computations as the effects would be anti-dilutive.

14. Commitments and Contingencies

Leases

The Company leases certain warehouse facilities, equipment and office space. Certain of the Company’s operating leases have options which allow the Company, at the end of the initial lease term, to renew the leases for periods ranging from three to five years. Certain leases also allow for cancellation of the lease upon payment of a penalty. Certain lease agreements also contain escalation clauses that are based on the consumer price index.

Rent expense amounted to $1,598 and $1,443 for the year ended December 31, 2010 and the period ended December 31, 2009, respectively.

Future minimum rental payments under operating leases that have initial noncancelable lease terms in excess of one year at December 31, 2010 are:

2011	$1,463
2012	1,251
2013	795
2014	723
2015	678
Thereafter	893

Accrued Loss on Contract

The Company has a power-by-the-hour contract that expires in July 2011 which was assumed in the Piedmont acquisition. The Company provides repair and overhaul services and replacement of all components deemed Beyond Economic Repair (“BER”). During 2010, the Company discovered significant accounting irregularities related to BER and other costs not disclosed by the previous owner of Piedmont (see Notes 2 and 3).

Upon discovering the accounting irregularities, the Company began an in-depth investigation and analysis which resulted in negotiations with the party to the contract (“customer”) regarding disputed BER costs. The Company also began negotiations with the previous owner of Piedmont regarding these issues. In April 2010, the previous owner of Piedmont paid $700 to the Company as part of a proposed interim settlement to encourage the Company to continue performing under the contract while negotiations with both the previous owner of Piedmont and the customer continued. A final settlement was not reached with the previous owner of Piedmont.

The negotiations with the customer and further negotiations with the previous owner of Piedmont were expected to be finalized by December 31, 2010. However, the parties were unable to finalize a settlement by that date.

Currently, the Company and the customer have an informal agreement to settle the disputed BER costs and provide for the Company to propose on a new contract to be effective after expiration of the current contract in July 2011.

14. Commitments and Contingencies (continued)

Management has estimated its accrued loss on the contract based on the informal agreement with the customer.

The following is the activity for the accrued loss for the year ended December 31, 2010:

Balance at January 1, 2010, as restated	$2,919	(1)
Payment by previous owner of Piedmont	700	(1)
Settlements	(1,576)
Balance at December 31, 2010	$2,043

(1)	Management reduced the estimated total accrued loss at the acquisition date for the $700 interim settlement.

If the proposed settlement is not completed, the Company estimates that its loss on the contract could increase by $3,100.

Contingencies

In the ordinary course of business, the Company is subject to many levels of governmental inquiry and investigation. Among the agencies that oversee the Company’s business activities are the Federal Aviation Administration, the Department of Transportation and the Environmental Protection Agency.

The Company does not anticipate that any action as a result of such inquiries and investigations would have a material adverse affect on its consolidated financial position, results of operations, cash flows or its ability to conduct business.

As discussed above, the Company has been in negotiations with the previous owner of Piedmont related to accounting irregularities and misrepresentations concerning significant costs under a specific contract. The outcome of these negotiations and the likelihood of litigation between the Company and the previous owner of Piedmont cannot be determined at this time.

In the normal conduct of its business, the Company also is involved in various claims and lawsuits, none of which, in the opinion of the Company’s management, will have a material adverse impact on the Company’s consolidated financial position, results of operations or cash flows. The Company maintains what it believes is adequate liability and other insurance to protect it from such claims.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAT TECHNOLOGIES LTD.

	By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer (Principal Accounting Officer)

Date: June 30, 2011