Form 20-F
period 2011-12-31
TAT TECHNOLOGIES LTD
filed 2012-04-24
CIK 808439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

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

Ordinary Shares, par value NIS 0.90 per share…………… 8,815,003
(as of December 31, 2011)

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

Yes ☐ No ☒

TABLE OF CONTENTS

Page

INTRODUCTION			1
PART I			3
Item 1.	Identity of Directors, Senior Management and Advisers		3
Item 2.	Offer Statistics and Expected Timetable		3
Item 3.	Key Information		3
	A.	Selected Financial Data	3
	B.	Capitalization and Indebtedness	5
	C.	Reasons for the Offer and Use of Proceeds	5
	D.	Risk Factors	5
Item 4.	Information on the Company		21
	A.	Business Overview of Gedera and Bental	26
	B.	Government Regulations	56
	C.	Organizational Structure	58
	D.	Property, Plants and Equipment	58
Item 4A.	Unresolved Staff Comments		59
Item 5	Operating and Financial Review and Prospects		60
	A.	Research and Development, Patents and Licenses	104
	B.	Trend Information	104
	C.	Off-Balance Sheet Arrangements	105
	D.	Tabular Disclosure of Contractual Obligations	105
Item 6.	Directors, Senior Management and Employees		107
	A.	Directors and Senior Management	107
	B.	Board Practices	110
	C.	Employees	120
	D.	Share Ownership	121
Item 7.	Major Shareholders and Related Party Transactions		122
	A.	Major Shareholders	122
	B.	Related Party Transactions	125
	C.	Interests of Experts and Counsel	129
Item 8.	Financial Information		129
	A.	Consolidated Statements and Other Financial Information	129
	B.	Significant Changes	130
Item 9.	The Offer and Listing		130
	A.	Offer and Listing Details	130
	B.	Plan of Distribution	132
	C.	Markets	132
	D.	Selling Shareholders	132
	E.	Dilution	132
	F.	Expense of the Issue	132
Item 10.	Additional Information		133
	A.	Share Capital	133
	B.	Memorandum and Articles of Association	133
	C.	Material Contracts	137
	D.	Exchange Controls	141
	E.	Taxation	141
	F.	Dividends and Paying Agents	155

ii

iii

INTRODUCTION

TAT Technologies Ltd. (the Company or TAT) is a provider of a variety of services and products to the commercial and military aerospace and ground defense industries through our Gedera facility in Israel or Gedera, as well as through our subsidiaries, Bental Industries Ltd., or Bental, in Israel and Limco-Piedmont Inc., or Limco-Piedmont in the U.S. Limco-Piedmont operates through Limco Airepair Inc., or Limco and Piedmont Aviation Component Services LLC or Piedmont.

As of December 31, 2011, we operated under four segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions through our Gedera facility; (ii) OEM of Electric Motion Systems through our Bental subsidiary; (iii) Heat Transfer Services and Products through our Limco subsidiary; and (iv) Maintenance, Repair and Overhaul or “MRO” services for Aviation Components through our Piedmont subsidiary.  Until December 31, 2010, TAT operated under three segments. As of January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate segments: Heat Transfer Services and Products and MRO services for Aviation Components.

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

Through our Limco subsidiary, we provide Heat Transfer services and products to the aerospace industry. Limco’s is an FAA (Federal Aviation Administration) certified repair station  and provides aircraft MRO services and products for airlines, air cargo carriers, maintenance service centers and the military, primarily for heat transfer components. In addition to Limco’s MRO services, Limco is an OEM of heat transfer equipment for airplane manufacturers and other related products.

Through our Piedmont subsidiary, we provide MRO services to the aerospace industry. Piedmont’s FAA certified repair station provides aircraft with MRO services for airlines, air cargo carriers, maintenance service centers and in lesser extent to the military, primarily for landing gear and auxiliary power units (APU).

Piedmont’s Parts services division, operated until December 4, 2009, focused on inventory management and sale of APU parts, propellers and landing gear. Piedmont offered parts services for commercial, regional and charter airlines and business aircraft owners. On December 4, 2009, TAT contributed its parts division to First Aviation Services Inc., or FAvS and now holds 30.02% of FAvS's share capital (See “Item 4 – Information of the Company; History and development of TAT”).

FAvS, together with its subsidiaries, is a leading supplier of aircraft parts and components to the aviation industry worldwide, and is a provider of third party logistics and inventory management services to the aerospace industry. FAvS distributes the products of over 150 parts and component manufacturers and suppliers and in addition, offers certain maintenance, repair and overhaul services through three FAA authorized facilities.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  Statements which use the terms “believe”, “do not believe”, “expect”, “plan”, “intend”, “estimate”, and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors.”

PART I

Item 1.   Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A.           Selected Financial Data

TAT’s selected historical information is derived from the audited consolidated financial statements of TAT as of December 31, 2011 and 2010 and for each of its fiscal years ended December 31, 2011, 2010 and 2009, which are included elsewhere in this annual statement, and have been prepared in accordance with U.S. GAAP. The selected financial data for the year ended December 31, 2008 and December 31, 2007 is derived from other audited consolidated financial statements of TAT, which have been prepared in accordance with U.S. GAAP.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects”, and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Income Statement Data:

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in thousands, except per share data)
Revenues:
Products	$47,508	$38,954	$34,751	$31,724	$18,928
Services	37,889	40,801	48,340	71,565	69,776
Total revenues	85,397	79,755	83,091	103,289	88,704
Cost of revenues:
Products	34,076	32,052	23,115	22,977	13,399
Services	32,143	29,136	43,780	57,586	51,808
Write down of inventory and impairment charges of long lived assets	5,763	3,500	-	-	-
Total cost of revenues	71,982	64,688	66,895	80,563	65,207
Gross profit	13,415	15,067	16,196	22,726	23,497
Operating expenses:
Research and development, net	786	651	680	-	-
Selling and marketing expenses	3,439	3,475	3,719	4,369	3,719
General and administrative expenses	10,949	12,832	14,979	12,407	10,995
Impairment of goodwill and intangible assets	-	4,704	-	-	-
Other income	(169)	-	-	-	-
Gain from sale of the propellers & parts businesses	-	-	(4,400)	-	-
Operating income (loss)	(1,590)	(6,595)	1,218	5,950	8,783
Financial income (expenses), net	(380)	(111)	149	1,174	701
Other income (expenses), net	-	(200)	-	(236)	*26,478
Gain from dilution of interests in affiliated company	240	-	-	-	-
Income (loss) from operations before income taxes	(1,730)	(6,906)	1,367	6,888	35,962
Income taxes (benefit)	(316)	(4,153)	(765)	1,795	3,212
Share in results of affiliated company and impairment of share in affiliated company	331	(4,510)	(32)	674	-
Net income (loss)	(1,083)	(7,263)	2,100	5,767	*32,750
Net loss (income) attributable to non controlling interest	53	(123)	(347)	(1,499)	(771)
Net income (loss) attributable to TAT Technologies’ shareholders	$(1,030)	$(7,386)	$1,753	$4,268	$31,979
Basic net income (loss) per share	$(0.12)	$(0.84)	$0.22	$0.65	$5.04
Diluted net income (loss) per share	$(0.12)	$(0.84)	$0.22	$0.65	$4.99
Weighted average number of shares used in computing basic net income (loss) per share	8,815	8,815	7,894	6,546	6,344
Weighted average number of shares used in computing diluted net income (loss) per share	8,815	8,815	7,894	6,566	6,408
Cash dividend per share	$-	$-	$0.85	$-	$0.40
________________________
* Includes gain from Limco initial public offering of $26,375

Balance Sheet Data:

	As of December 31,
	2011	2010	2009	2008	2007
	(in thousands)
Working capital	$73,051	$70,462	$76,748	$90,616	$79,458
Total assets	115,318	121,427	124,491	135,930	113,407
Long-term liabilities, excluding current maturities	9,333	5,294	13,556	12,925	4,756
Shareholders’ equity	$86,370	$88,059	$94,866	$76,077	$72,793

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

TAT competes with a number of established companies in all aspects of TAT’s business, many of which have significantly greater resources or capabilities than TAT.

For the OEM of heat management solutions, TAT’s major competitors are other OEMs who manufacture heat transfer components, including manufacturers based in the U.S. such as the Hughes-Treitler division of Ametek Inc., Lytron Inc., Kintex, Niagara Thermal, Hamilton Sundstrand, Honeywell International, Stewart Werner South Wind Corp., United Aircraft Products and Triumph Thermal Systems, manufacturers based in Europe such as I.M.I. Marston Ltd., Dunlop Aerospace (including Serck Aviation) and manufacturers based in Asia such as Sumitomo Precision Products from Japan. Some of TAT’s competitors are far larger, have substantially greater resources, including technical, financial, research and development, marketing and distribution capabilities than TAT, and enjoy greater market recognition. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than TAT.  TAT may not be able to offer its products as part of integrated systems to the same extent as its competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of its competitors. Failure to do so could adversely affect TAT’s business, financial condition and results of operations.

For the OEM of electric motion systems, TAT’s major competitors are mainly large companies that provide standard products and companies that provide special customized solutions. As the providers of the systems in which TAT’s products are integrated usually tend to prefer local manufacturers for the purchase of the components, penetrating markets outside of Israel requires either high levels of product innovation or lower prices compared to the prices offered by such competitors or a local marketing and engineering presence in these countries.

For the Heat Transfer Services and Products, TAT’s major competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers, including Triumph Accessories (Triumph Corporation), LORI Heat Transfer Center of Honeywell (Tulsa, Oklahoma), SECAN-Honeywell (France) and Drake Air – Ametek (Tulsa, Oklahoma).

For the MRO services for Aviation Components, TAT’s major competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers, including Standard Aero Group Inc., Aerotech International Inc., Honeywell International, AAR Corp., Messier-Dowty Aerospace (MD), Hawker Pacific and APRO.

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

Five customers accounted for approximately 21.3%, 21.6% and 18.3% of TAT’s revenues for the years ended December 31, 2011, 2010 and 2009, respectively. TAT’s major customers may not maintain the same volume of business with TAT in the future. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

A  part of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments and are subject to special risks. A loss of all, or a major portion, of the revenues of TAT or any of its subsidiaries from government contracts could have a material adverse effect on TAT’s operations.

A portion of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments accounted for approximately 7.3%, 7.3% and 5.7% of TAT’s revenues on a consolidated basis for the years ended December 31, 2011, 2010 and 2009, respectively.

Business with the U.S. and Israeli governments, as well as with the governments of other countries, is subject to risks which are not as relevant in business with private parties. These risks include the ability of the governmental authorities to unilaterally:

•	Suspend TAT or any of its subsidiaries from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

•	Terminate existing contracts, with or without cause, at any time;

•	Condition the receipt of new contracts on conditions which are beyond the control of TAT;

•	Reduce the value of existing contracts;

•	Audit the contract-related costs and fees of TAT and its subsidiaries, including allocated indirect costs; and

•	Control or prohibit the export of the products of TAT and its subsidiaries.

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

Declines in military/defense budgets may result in reduced demand for the products and manufacturing services of TAT and its subsidiaries. Any decline could result in reduction in the business revenues of TAT and its subsidiaries and adversely affect their business, results of operations and financial condition.

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

In the years ended December 31, 2011, 2010 and 2009, approximately 77.4%, 70.3% and 76.3% of TAT’s sales, respectively, resulted from TAT’s international operations (out of Israel). This source of revenue is subject to various risks, including:

•	Governmental embargoes or foreign trade restrictions;

•	Changes in U.S. and foreign governmental regulations;

•	Changes in foreign exchange rates;

•	Tariffs;

•	Other trade barriers;

•	Political, economic and social instability; and

•	Difficulties collecting accounts receivable.

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

TAT has fixed-price contracts with some of its customers and TAT bears the risk of costs in excess of its estimates. In addition, TAT may not be able to pass on increased costs to its customers.

TAT has entered into multi-year, fixed-price contracts with some of its MRO and OEM customers. Pursuant to these contracts, TAT realizes all the benefits or costs resulting from any increases or decreases in the cost of providing services to these customers. Several of TAT’s contracts do not permit TAT to recover for increases in raw material prices, taxes or labor costs and other contracts may permit limited extent of periodic price adjustment. Any increase in these costs could increase the cost of operating the business of TAT and reduce its profitability. Factors such as inaccurate pricing and increases in the cost of labor, materials or overhead may result in cost over-runs and losses on those agreements. TAT may not succeed in obtaining an agreement of a customer to re-price a particular product, and may not be able to recoup previous losses resulting from incomplete or inaccurate engineering data. In addition, as costs increase, TAT may not be able to pass on such increase costs to its other customers. This could materially Impact TAT’s profitability.

TAT depends on its key executives, and may not be able to hire and retain additional key employees or successfully integrate new members of its team and the loss of key employees could have a material adverse effect on TAT’s business.

TAT’s success will depend largely on its continued reliance on the experience and expertise of its senior management. Any of the senior managers of TAT may terminate his employment with TAT and seek employment with others who may seek his expertise. The loss of the expertise of senior management of TAT through death, disability or termination of employment would have a material and adverse effect on TAT’s business, financial condition and results of operations. TAT is not the beneficiary of life or disability insurance covering any of the executives, key employees or other personnel of TAT.

TAT depends on its manufacturing and MRO facilities and any material damage to these facilities may adversely impact TAT’s operations.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on TAT and TAT’s executives and directors. TAT’s efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and TAT expects these efforts to require the continued commitment of significant resources. TAT may identify material weaknesses or significant deficiencies in its assessments of its internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on TAT’s operating results, investor confidence in TAT’s reported financial information and the market price of TAT’s Ordinary shares.

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

Under certain environmental laws, liability associated with investigation or remediation of hazardous substances can arise at a broad range of properties, including properties currently or formerly operated by TAT or any of its predecessors, as well as properties to which TAT sent hazardous substances or wastes for treatment, storage, or disposal. Costs and other obligations can arise from claims for toxic torts, natural resource and other damages, as well as the investigation and clean-up of contamination at such properties. Under certain environmental laws, such liability may be imposed jointly and severally, so TAT may be responsible for more than its proportionate share and may even be responsible for the entire liability at issue. The extent of any such liability can be difficult to predict.

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

TAT’s principal shareholder, Isal Amlat Investment (1993) Ltd., or Isal Amlat, beneficially owns (through its 94% interest in KMN Industries Ltd.) 53.89% of TAT’s outstanding shares of which 43.6% of TAT’s outstanding shares are held directly by its subsidiary, TAT Industries Ltd. If Isal Amlat sells substantial amounts of TAT’s Ordinary shares or if the perception exists that TAT’s principal shareholders may sell a substantial number of TAT’s Ordinary shares, the market price of TAT’s Ordinary shares may fall. Any substantial sales of TAT’s shares in the public market also might make it more difficult for TAT to sell equity or equity-related securities in the future at a time, in a place and on terms TAT deems appropriate.

Risks Relating to Our Location in Israel

Because TAT has significant operations in Israel, TAT may be subject to political, economic and other conditions affecting Israel that could increase TAT’s operating expenses and disrupt TAT’s business.

TAT is incorporated under the laws of Israel, and TAT’s executive offices, manufacturing plant and research and development facilities are located in the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence TAT. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on TAT’s business, financial condition and results of operations.

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on TAT’s operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity. The future effect of this deterioration and violence on the Israeli economy and TAT’s operations is unclear. Since June 2007, when Hamas effectively took control of the Gaza Strip, there have been extensive hostilities along the Gaza Strip. Ongoing violence between Israel and the Palestinians as well as tension between Israel and Syria, Lebanon and Iran may have a material adverse effect on TAT’s business, financial conditions and results of operations.

Furthermore, there are a number of countries, primarily in the Middle East, that restrict business with Israel or Israeli companies, and TAT is precluded from marketing its products to these countries. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on TAT’s operations, TAT’s financial results or the expansion of TAT’s business.

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

TAT is incorporated in Israel and the majority of TAT’s executive officers and directors reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, many of TAT’s assets and most of the assets of TAT’s executive officers and directors are located outside the United States. Therefore, a judgment obtained against TAT or certain of its executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those and similar acts.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, TAT may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, TAT is permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on The NASDAQ Global Market, TAT may follow TAT’s home country law, instead of the NASDAQ Marketplace Rules, which require that TAT obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of TAT, certain transactions other than a public offering involving issuances of a 20% or more interest in TAT and certain acquisitions of the stock or assets of another company.

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

TAT was founded in 1985 to develop the computerized systems business of its parent company, TAT Industries Ltd. (or TAT Industries), a publicly held Israeli corporation then engaged in the manufacture and sale of aeronautical equipment. In December 1991, TAT acquired the heat exchange operations of TAT Industries and in 2000, TAT purchased the remaining operations of TAT Industries relating to the manufacture and maintenance of aviation accessories and leased certain of its properties.

In March 1987, TAT completed the initial public offering of its securities in the United States. TAT was listed on the NASDAQ Global Market (then known as the NASDAQ National Market) from its initial public offering until July 1998 when the listing of TAT’s Ordinary shares was transferred to the NASDAQ Capital Market. On June 24, 2009 TAT’s Ordinary shares resumed trading on the NASDAQ Global Market. Since August 2005 TAT’s shares have been traded also on the Tel Aviv Stock Exchange (TASE).

TAT is a provider of a variety of services and products to the commercial and military aerospace and defense industries through its Gedera facility, as well as through its subsidiaries, Bental, in Israel, and Limco and Piedmont in the U.S.

Limco provides Heat Transfer MRO services and products to the aerospace industry. Limco’s Federal Aviation Administration, or FAA, certified repair station (located in Oklahoma) provides aircraft with MRO services for airlines, air cargo carriers, maintenance service centers and the military, especially for heat transfer components. In addition to Limco’s MRO services Limco is an OEM of heat transfer products for airplane manufacturers and other selected related products.

In July 2005, Limco acquired Piedmont Aviation Component Services, LLC (“Piedmont”), a company certified by the FAA to perform maintenance, repair and overhaul services on APUs and landing gears. Piedmont’s  FAA, certified repair station (located in North Carolina) provides MRO services for airlines, air cargo carriers, maintenance service centers and the military, especially for landing gear and auxiliary power units (APU).

In July 2007, Limco-Piedmont Inc. (“Limco-Piedmont”), completed an initial public offering of its shares of Common stock and Limco-Piedmont’s shares were listed on the NASDAQ Global Market (symbol: LIMC) until July 2, 2009, when TAT acquired all of the publicly held shares of Limco-Piedmont (approximately 32% of Limco-Piedmont’s total shares) in a stock for stock merger.  As a result of such merger, Limco-Piedmont again became a wholly-owned subsidiary of TAT.

Following a series of transactions occurring between March 2008 and March 2009, TAT acquired 70% control of Bental. The acquisition of Bental shares (for an aggregate price of $9,192) was financed by loans in a total amount of $6.25 million received from Bank Mizrahi and TAT’s internal resources.

On December 19 2007, Isal Amlat Industries (1993) Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange (“Isal Amlat”), through KMN Industries Ltd. in which Isal Amlat holds 94% of the issued share capital ("KMN Industries"), purchased the controlling interests in TAT and in TAT Industries, TAT’s controlling shareholder, by purchasing from Mr. Shlomo Ostersetzer, the former Chairman of TAT’s Board of Directors and TAT’s former President, Mr. Dov Zeelim, the former Vice Chairman of TAT’s Board of Directors and TAT’s former Chief Executive Officer, and FIMI Opportunity Fund, or FIMI, 10% of TAT's then outstanding Ordinary shares for consideration of NIS 50.4M, and 54% of TAT Industries' then outstanding Ordinary shares for consideration of NIS 105.3M.

The agreement between KMN Industries and Mr. Zeelim, as amended on January 31, 2008, provided KMN Industries with additional shares in TAT Industries purchased from Mr. Zeelim.

Pursuant to an agreement between KMN Industries and Mr. Zeelim entered into in May 2008 in connection with Mr. Zeelim’s resignation from the office of Chief Executive Officer of TAT, Mr. Zeelim exercised his put option on June 12, 2008 and 4.17% of TAT Industries' then outstanding Ordinary shares were purchased by KMN Industries.

On July 17, 2008 KMN Industries and FIMI amended the terms of their agreement. Accordingly, 141,443 of TAT’s Ordinary shares constituting then 2% of TAT's outstanding shares were purchased by KMN Industries in December 2008 at a price per share of $19.343 and the remaining 100,000 of TAT’s Ordinary shares constituting then 1.1% of TAT's outstanding shares were purchased by KMN Industries in November 2009 for a total consideration of $2.0 million.

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

In September, 2011 Isal Amlat purchased an aggregate of 18,600 Ordinary shares of TAT at an average price of 20.39 NIS per share (approximately $5.54 per share). Such purchases were made on the Tel Aviv Stock Exchange. Following such purchases, Isal beneficially owns 4,750,951 Ordinary shares, representing 53.89 % of TAT’s Ordinary shares.

On December 4, 2009, TAT’s indirect subsidiary, Piedmont, acquired 288,334 shares of Class B Common stock of First Aviation Services Inc., or FAvS, representing 37% of FAvS's then share capital and $750,000 of FAvS Preferred Shares (entitling Piedmont to cash dividends at an annual rate of 12% payable quarterly or at the discretion of FAvS to PIK dividends payable in additional Preferred Shares at an annual rate of 15%).  In consideration for such shares, Piedmont transferred to FAvS its propellers and parts businesses and guaranteed for a period of up to two years up to $7 million of the bank debt incurred by FAvS to fund the transaction described in the next paragraph. FAvS is a provider of products and services for the global aviation industry and provides supply chain management services and maintenance and repair services for various wheels, brakes and starter/generators.

As part of the transaction described above, FAvS also acquired all the assets and liabilities of Aerospace Turbine Rotables ("AeTR") for a cash consideration of $7 million (guaranteed by Piedmont). AeTR specializes in renovation and repair of landing gear, safety equipment and hydraulic and electrical components for corporate, regional and military aircraft.

FAvS's shares are quoted over the counter (OTC). FAvS' share value as of the closing date (December 4, 2009) and as of December 31, 2009, 2010 and 2011 was $17.8, $15.0, $12.4 and $5.45, respectively (share value adjusted as result of a 1 for 20 reverse stock split). TAT believes that the share value does not reflect the fair value of FAvS' share, because the extremely low trading volume in FAvS' shares does not reflect an active market. Therefore the fair value of FAvS, at the transaction date, was based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers. According to the appraisal, FAvS' fair value amounted to $22.549 million as of November 30, 2009. As a result of the sale of Piedmont’s propellers and spare parts businesses, TAT recorded a capital gain in the amount of approximately $4.4 million in its statement of income for the year ended December 31, 2009.

On October 1, 2010, Piedmont agreed to secure the guarantee mentioned above for $6.6 million, by providing a letter of credit to the lender for FAvS. Such guaranty was for a period of 15 months ending December 31, 2011 and its amount was to be reduced as such debt amortizes in increments of $0.1 million per month. Piedmont was also granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event that the letter of credit is drawn upon. Piedmont also entered into an intercreditor agreement with the lender to FAvS which will subordinate Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender. This guarantee was later further extended, see below.

As of December 31, 2010, TAT recognized an impairment charge of $1.8 million of its then 37% interest in FAvS that was based on an independent appraisal.

A commercial dispute has existed between Piedmont and FAvS relating to the propeller maintenance business which had been contributed to FAvS by Piedmont as part of the transaction discussed above.  The commercial dispute began in April 2010 when a customer of the propeller maintenance business requested reimbursement from FAvS for damages to certain propellers.  FAvS then sought reimbursement from Piedmont for such amounts.  Although Piedmont rejected all of FAvS’ claims with regards to Piedmont’s responsibility for the claimed damages, in July 2010, the parties reached an agreement pursuant to which Piedmont loaned $700,000 to FAvS and agreed to bear a portion of the additional cost of the replacement of propeller blades that FAvS would be responsible for. In exchange FAvS agreed to waive all claims against Piedmont with respect to such customer. Such loan was subsequently forgiven.

Notwithstanding such waiver, in the last quarter of 2010, FAvS again asserted claims against Piedmont relating to the propeller maintenance business including claims not previously asserted.  After reviewing this issue during the 2010 fourth quarter and thereafter, Piedmont estimated the additional liability it may bear and accordingly wrote off the loan and recorded an accrual, which it believed, covers its potential cost in connection with this matter.

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

Simultaneously with the execution of the Settlement Agreement, Mr. Aaron Hollander, the Chief Executive Officer and controlling stockholder of FAvS, purchased 166,113 shares of Class A Common Stock of FAvS at a price of $18.06 per share (for an aggregate price of $3 million) (share price and share amount adjusted as result of a 1 for 20 reverse stock split) following which Piedmont’ interest in FAvS was diluted to 30.6% (30.02% as of December 31, 2011).  In addition, Piedmont agreed to extend its guarantee of the bank debt incurred by FAvS to fund the AeTR transaction through June 30, 2013 and to continue to provide a letter of credit to secure such guarantee.  The amortization schedule for such debt was revised so that no amortization will occur until June 30, 2012.  Thereafter the debt will amortize at the rate of $200,000 per month. As of December 31, 2011, the guaranty amount is $5.8 million.

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

In connection with the Settlement Agreement and the dilution in Piedmont’s interest in FAvS, Piedmont recorded, at June 30, 2011, a gain in the amount of $0.24 million related to the $3 million capital investment in FAvS.

A.           Business Overview

Overview

TAT provides a variety of services and products to the commercial and military aerospace and defense industries and operates under four segments: (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) OEM of Electric Motion Systems (iii) Heat Transfer Services and Products, and (iv) Maintenance, Repair and Overhaul or “MRO” services for Aviation Components, each with the following characteristics.

TAT’s activities in the field of OEM of Heat Management Solutions primarily relate to its Gedera facility and include (i) the design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) the manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the field of OEM of Electric Motion Systems primarily relate to its subsidiary, Bental, and include the design, development, manufacture and sale of a broad range of electrical motors, alternators, blowers' drivers and actuators for different applications for airborne and ground systems.

TAT’s activities in the field of Heat Transfer services and products primarily relate to its subsidiary, Limco, and include the maintenance, repair and overhaul of heat transfer equipment and to a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military. Limco is also certified by the European Aviation Safety Agency, or EASA, and the Civil Aviation Administration of Vietnam (CAAV) and Thailand (Thai).

TAT’s activities in the field of MRO services for aviation components primarily relate to its subsidiary, Piedmont, and includes the maintenance, repair and overhaul of APUs, landing gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

As mentioned above under ‘History and Development of TAT’, Piedmont’s Parts services division, was operated until December 4, 2009, when it was sold to FAvS, in which TAT now holds approximately 30.02%.

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

OEM of Heat Management Solutions

TAT provides OEM of Heat management solutions, primarily through its Gedera facility, to the aerospace and defense industries. The main OEM activity of Gedera is the design and manufacture of a complete line of heat transfer products, including heat exchangers, pre-coolers, oil coolers and cold plates, or heat transfer products. Heat transfer products facilitate the necessary removal and dissipation of heat generated during the operation of mechanical and electronic systems. Gedera’s heat transfer products are generally integrated into a complete cooling system. Using Gedera’s technological expertise, Gedera designs each of its heat transfer products to meet the specific space, power, performance and other needs of its customers. Gedera’s heat transfer products are marketed worldwide for applications in commercial and military aircraft and electronic systems, the primary users of such equipment. Gedera’s customers include Liebherr-Aerospace Toulouse S.A., or Liebherr, Boeing McDonnell Douglas Aerospace, or Boeing, Israel Aircraft Industries, or IAI, Cessna Aircraft Company, or Cessna, Cirrus Aircraft Inc., or Cirrus, Pilatus Aircraft Ltd, or Pilatus, Embraer Empresa Brasileira de Aeronáutica S.A., or Embraer, as well as the United States Air Force and Navy. Such customers typically enter into supply contracts with Gedera pursuant to which Gedera manufactures specified heat transfer products in connection with the customers’ production or retrofitting of particular aircraft equipment. Such supply contracts are generally long term engagements that may have terms of ten years or more.

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

TAT estimates the size of the markets in which Gedera operates to be significant based on the scope of development projects and purchasing processes of its customers. Many of the projects Gedera is engaged in are lengthy and complex, which account for its long term supplier relationships and the customer loyalty it enjoys. TAT plans to expand its Gedera operations in the OEM segment, among other things, by transitioning from the manufacture of standalone components to the development and manufacture of complete systems/sub systems.

OEM of Electric Motion Systems

Through its subsidiary, Bental, TAT is an OEM of a wide range of innovative electric motion components and systems for the defense, aerospace and industrial markets. Bental designs and manufactures high performance, high precision motion systems and sub-systems that operate under challenging conditions. Bental specializes in innovative motion technologies such as brush and brushless motors, permanent magnet generators, electronic drivers and controllers, servo actuators, stabilized payload systems and more. Bental’s products are integrated into various aviation and defense platforms and applications, including turret and gun control systems for armored fighting vehicles (AFVs), unmanned air, naval and ground vehicles (UAVs, USVs, UGVs), tanks and military vehicles, missiles, jet engines, cryogenic coolers for thermal imaging systems, optical systems, rotational drives for large antennae pedestals and more.

Bental’s products have to comply with severe performance requirements, environmental conditions, quality assurance and industry standards. Bental usually manufactures relatively small series of products, custom designed for specific customer orders. Bental’s products are designed either of its own initiatives or pursuant to customer specifications. Bental relies on highly qualified personnel and strong engineering, development and manufacturing capabilities that enable it to support its customers from the early stages of development of their product and system specifications. Bental targets customers mainly in the defense market and to lesser extent, in the commercial market. Its customers include military forces, defense industries, commercial manufacturers of military equipment, commercial airlines, aircraft manufacturers, and other manufacturers of machinery. Bental is a certified supplier to IAI, Rafael, Israeli Ministry of Defense (MOD), Aeronautics, Raytheon, Elbit Systems, Pall Aeropower, Kodak (Creo), IBM, Galileo Avionica and others.

TAT estimates the size of Bental’s market for its products to be significant based on the scope of development projects and purchasing processes of its customers. Many of the projects Bental is engaged in are lengthy and complex, which account for its long term supplier relationships and the customer loyalty it enjoys.

Bental plans to expand its OEM operations, among other things, by transitioning from the manufacture of standalone components to the development and manufacture of complete systems.

Heat Transfer Services and Products

Through its subsidiary, Limco, TAT provides Heat Transfer services and products to the aerospace industry. Limco’s FAA certified repair station provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. Limco is also certified by the European Aviation Safety Agency, or EASA, and the Civil Aviation Administration of Vietnam (CAAV) and Thailand (Thai). Limco specializes in MRO services for components of aircraft, such as heat transfer products and pneumatic ducting. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft components typically require MRO services, including repairs and installation of replacement units, after three to ten years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period. Limco’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Limco’s customers include major US domestic and international airlines, air cargo carriers, maintenance service centers, Original Equipment Manufacturers such as commercial and military aircraft manufacturers and defense contractors, and the U.S. government (Army and Air forces). Such customers typically enter into MRO contracts with Limco which are generally long term engagements that may have terms of one to ten years or more.

Limco is authorized by leading OEMs of aerospace products to provide MRO services for their systems. For example, Limco is a well recognized Hamilton Sundstrand repair center, providing MRO services for all of its air-to-air heat transfer products. Limco’s repair station is certified by the FAA and the European Aviation Safety Agency, or EASA.

In addition to its MRO services, Limco also manufactures heat transfer products used in commercial, regional, business and military aircraft, complete environmental control systems and cooling systems for electronics. Customers for Limco’s heat transfer products include the U.S. Army, Air Force and Navy, Raytheon, Boeing, Bell Helicopters, Vought Aircraft, Spirit and Gulfstream.

Limco relies on highly qualified personnel with strong manufacturing, engineering and development capabilities that enable it to provide excellent MRO services while supporting customers’ specifications in the development of their new products and systems.

TAT estimates the size of the markets in which Limco operates to be significant based on the number of aircraft requiring MRO services along with the customer loyalty Limco enjoys. TAT plans to expand its Limco operations in the MRO segment, among other things, by developing MRO capabilities for additional types of heat transfer products with significant commercial potential.

MRO services for Aviation Components

Through its subsidiary, Piedmont, TAT provides MRO services for aviation components to the aerospace industry. Piedmont’s FAA certified repair station provides aircraft component MRO services mainly for airlines, air cargo carriers and maintenance service centers. Piedmont specializes in MRO services for components of aircraft, such as APUs, landing gear and parts manufacturing. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft components typically require MRO services, including repairs and installation of replacement units, after three to ten years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period.  Piedmont’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Piedmont’s customers mainly include US domestic and international airlines, air cargo carriers and maintenance service centers. Such customers typically enter into MRO contracts with Piedmont which are generally long term engagements that may have terms of one to ten years or more.

Piedmont is licensed by leading OEMs of aerospace products to provide MRO services for their systems. For example, Piedmont is licensed by Honeywell as an authorized repair center, to provide MRO services for three of its APU models. Piedmont’s repair station is certified by the FAA and the European Aviation Safety Agency, or EASA.

Piedmont relies on highly qualified personnel with strong manufacturing, engineering and development capabilities that enable it to provide excellent MRO services.

TAT estimates the size of the markets in which Piedmont operates to be significant based on the number of aircraft requiring MRO services. TAT plans to expand its Piedmont operations in the MRO segment, by using Piedmont’s experience and reputation to develop MRO capabilities for additional types of APU and landing gear with significant commercial potential.

Business Strategy

TAT’s principal strategy is as follows:

•
Enhancing OEM Capabilities — TAT, through Gedera, Limco and Bental intends to capitalize on its technical expertise, experience and reputation in the markets of heat management solutions and electrical motion systems, to expand the scope of its OEM offerings both in the airborne and ground segments, for the commercial and defense industries. TAT also intends to continue the transition from the development and manufacture of single components to the development and manufacture of complete systems.

•
Expand the scope of MRO services - TAT’s goal is to use its technical expertise, engineering resources and facilities to provide MRO services for additional types of aircraft and additional aircraft systems, subsystems and components and intends to develop the required technical expertise to provide these additional MRO services.

•
Increasing Market Share — TAT plans to continue its aggressive marketing efforts for new customers as well as to enhance its activities with its flagship customers. As part of TAT’s efforts to achieve greater penetration in the international markets, TAT intends to expand its marketing presence in Western Europe, which is TAT’s second largest market, and to substantially increase its presence in Asian, Far East,  South American nations and Africa, which are fast growing markets where TAT has had limited sales to date.

•
Effective synergy among group members — TAT plans to enhance the synergies between its various businesses by, among other things, using Gedera’s OEM design capabilities to provide Limco enhanced capabilities to repair heat transfer systems and products, enabling Limco to compete more effectively in the industry and by supplying to Limco heat transfer components which should enable Limco to reduce prices on its MRO services. In addition, TAT believes that its acquisition of Bental provides significant growth potential and plans to capitalize on its affiliation with Bental by penetrating new markets such as the market for ground systems and introducing technologically innovative products to its existing customers.

•
Organic growth and M&A — In addition to growing the existing businesses of Gedera, Limco and Bental, TAT also believes that additional acquisition opportunities exist that will complement its OEM and MRO businesses. TAT will continue to pursue targeted complementary business acquisitions which will broaden the scope and depth of its OEM and MRO operations and increase its market share.

Products and Services

OEM of Heat Management Solutions

Through its Gedera facility, TAT manufactures a wide range of heat transfer products used on board aircraft, air conditioning systems, environmental control systems and cooling systems for electronics for military use. These products/systems are manufactured in compliance with all of the stringent quality assurance standards that apply to the manufacture of aircraft parts. Gedera’s quality systems comply with ISO 9001, AS9100, Boeing quality systems approval D6-82479 and FAR 21.303 (the FAA standard for Parts Manufacturer Approval).

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

Gedera’s customers for heat transfer products/systems include: Liebherr, Boeing, IAI, Cessna, Bell Helicopter, Raytheon Aircraft Company, as well as the United States Air Force and Navy. As a result of the specialized nature of the systems in which Gedera’s parts are included, spare and replacement parts for the original heat transfer products/systems are usually provided by Gedera.

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

OEM of Electric Motion Systems

Through its Bental subsidiary in Israel, TAT designs, develops and manufactures a wide range of innovative motion systems and other electro-mechanical solutions for the defense, aerospace and industrial markets. Bental’s primary product lines are electric motors, actuators and alternators, and include the following list of products: customized electrical motors, alternators, drivers, actuators, stabilized payload control systems, propulsion motors, starter generators, blowers, turret & gun control system motors and more. Such products are integrated into various platforms and applications such as turret & gun control systems and other systems of military ground vehicles, unmanned aerial, naval and ground vehicles (UAV’s, USVs, UGVs), missiles, jet engines, cryo-coolers for thermal imaging systems, optical systems, rotational drives for large antennae pedestals, medical equipment, semi conductor industry process, testing and quality assurance equipment, large printing machines and diamond polishing spindles. Bental’s customers include IAI, Israeli MOD, Rafael, Raytheon, Elbit Systems, Pall Aeropower, Kodak (Creo), IBM, Galileo Avionica and others. Bental’s products are manufactured based on customer specifications, often with special performance requirements which are suited for extreme environmental conditions for military and commercial applications. Bental’s products are manufactured in compliance with ISO 9001-2000 and are subject to strict quality control and inspection procedures that are carried out through all steps of design and manufacture.

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

Heat Transfer Services and Products

MRO Services For Heat Transfer Products

Through its Limco subsidiary in the U.S., TAT provides MRO services for Heat Transfer products. The demand for MRO services is driven by the size and age of the aircraft fleet, aircraft utilization and regulations by the FAA and other governmental authorities.

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

Limco specializes in the repair and overhaul of heat transfer products and pneumatic ducting. Heat transfer products are devices that efficiently transfer heat from one fluid to another or from hot air to colder air in various cooling systems and are essential components of an aircraft. These products include heat exchangers, oil coolers, pre-coolers, re-heaters, condensers, water separators and evaporators.

Limco is continually increasing its MRO capabilities based upon market need or customer request. Limco’s capabilities include heat transfer components used in aircraft and systems manufactured by Airbus, Boeing, Bombardier, Cessna, Embraer, Lockheed Martin, Fokker, Fairchild, Gulfstream, British Aerospace and others.

One of Limco’s operational strengths and competitive advantages is the close cooperation with TAT’s Gedera facility. Through Gedera’s core manufacturing capabilities and engineering expertise, Limco enjoys a constant supply source of cores of the highest quality necessary in order to performing its MRO services for Heat Transfer products. In addition, Limco benefits from Gedera’s varying engineering and development capabilities relevant to Limco’s Heat Transfer services.

Limco performs MRO services at its repair station in Tulsa, Oklahoma which is ISO9000 and AS9100 certified and licensed by the FAA and EASA, as well as by the Civil Aviation Administration of Vietnam and Thailand, to provide MRO services. Limco’s Oklahoma facilities provided MRO services for heat transfer products and pneumatic air-handling ducting.

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

Limco specializes in providing fast and efficient quality repair and overhaul of pneumatic air-handling ducting that is used in airframes, air conditioning systems, anti-icing systems, engines and exhaust systems.

OEM Authorizations And Licenses

Limco believes that establishing and maintaining relationships with OEMs of aircraft systems and components, is an important factor in achieving sustainable success as an independent MRO service provider. OEMs grant participants in the overhaul and repair services market authorizations or licenses to perform repair and overhaul services on the equipment they manufacture. OEMs maintain tight controls over their authorized and licensed MRO service providers, in order to maintain high quality of service to their customers, and generally grant very few authorizations or licenses. Obtaining OEM authorizations requires sophisticated technological capabilities, experience-based industry knowledge and substantial capital investment. Limco believes that service providers that have received OEM authorizations and licenses gain a competitive advantage because they typically receive discounts on parts, technical information, OEM warranty support and use of the OEM name in marketing. Limco is an independent MRO service provider that is a well recognized repair center of Hamilton Sundstrand, the largest heat transfer equipment manufacturer, for its air-to-air heat transfer equipment in North America.

Each of the authorizations or licenses that Limco has with OEMs is in the form of a contractual arrangement. Some of these contracts require Limco to pay an authorization fee to the OEM and, in some cases, Limco is also required to pay annual authorization fees and royalties, or to fulfill other conditions set by the OEM.

OEM Capabilities

In addition to its MRO services, Limco also acts as an OEM manufacturer of heat transfer products used mainly in military aircraft and also in commercial, regional and business aircraft. Limco specializes in the design and manufacturing of highly efficient heat transfer components, which are designed to meet stringent constraints such as size, weight and applicable environmental conditions. These units include heat exchangers, oil coolers, pre-coolers, re-heaters, condensers, fuel heaters and evaporators.

Limco also manufactures air conditioning systems, complete environmental control systems and cooling systems for electronics. Limco currently offers approximately 80 OEM parts to the aerospace industry. These parts are manufactured in compliance with the stringent quality assurance standards that apply to the manufacture of aircraft parts.

Limco’s quality systems are ISO9000 and AS9100 certified and Limco has both Boeing quality systems approval D6-82479 and FAR 21.303 (the FAA standard for Parts Manufacturer Approval).

MRO Services for Aviation Components

Through its Piedmont subsidiary in the U.S., TAT provides MRO services for aviation components, APUs and Landing Gear. As previously mentioned, the demand for MRO services is driven by the size and age of the aircraft fleet, aircraft utilization and regulations by the FAA and other governmental authorities.

Due to the increased maintenance costs of their aging fleets many carriers are seeking ways to reduce costs, minimize down-time, increase aircraft reliability and extend time between overhauls. One of the ways they are accomplishing these goals is through the outsourcing of more of their maintenance and support functions to reliable third parties. Piedmont also believes that commercial carriers who have made the decision to outsource their MRO requirements are searching for MRO service providers with a wide-range of service capabilities. These MRO service providers allow the carriers to concentrate their outsourcing of MRO services to a select group of third party providers. The global military aircraft fleet also presents similar opportunities for MRO service providers. Recent military operations around the world have significantly increased usage of the global military aircraft fleet and resulted in a higher rate of maintenance activity. Piedmont believes that an aging military fleet and the increased use of upgrade programs aimed at extending the useful life of aircraft will provide continued MRO growth opportunities.

Piedmont specializes in the repair and overhaul of APUs and landing gear. APUs are relatively small, self-contained generators used to start jet engines, usually with compressed air, and to provide electricity, hydraulic pressure and air conditioning while an aircraft is on the ground. In many aircraft, an APU can also provide electrical power during in-flight emergency situations. Landing gear are the structure that support an aircraft on the ground and allow it to taxi, takeoff and land.

Piedmont performs MRO services at its repair station in North Carolina, which is AS9001 certified and licensed by the FAA and EASA to provide MRO services.

Piedmont specializes in providing MRO services for APU models manufactured primarily by Honeywell and Hamilton, and in providing MRO services for landing gear for regional aircraft manufactured by Bombardier Canadair Regional Jet, ATR, British Aerospace Jet Stream and Bombardier Dash 8.

OEM Authorizations And Licenses

Piedmont believes that establishing and maintaining relationships with OEMs of aircraft systems and components is an important factor in achieving sustainable success as an independent MRO service provider. OEMs grant participants in the overhaul and repair services market authorizations or licenses to perform repair and overhaul services on the equipment they manufacture. OEMs maintain tight controls over their authorized and licensed MRO service providers, in order to maintain high quality of service to their customers, and generally grant few authorizations or licenses. Obtaining OEM authorizations requires sophisticated technological capabilities, experience-based industry knowledge and substantial capital investment. Piedmont believes that service providers that have received OEM authorizations and licenses gain a competitive advantage because they typically receive discounts on parts, technical information, OEM warranty support and use of the OEM name in marketing. Piedmont is an authorized repair station licensed by Honeywell, the largest manufacturer of APUs, for several of its APU models. Piedmont is also a well-recognized repair center of Messier Dowty and Goodrich Landing Gear.

Each of the authorizations or licenses that Piedmont has with an OEM is in the form of a contractual arrangement. Some of these contracts require Piedmont to pay an authorization fee to the OEM and, in some cases, Piedmont is also required to pay annual authorization fees and royalties, or to fulfill other conditions set by the OEM.

Customers

General

TAT targets both the commercial and defense markets for aviation and ground applications. Our customers include commercial manufacturers of military equipment, commercial airlines, aircraft manufacturers, military forces, defense industries, and other manufacturers of electronic systems, aviation units and machinery in the U.S., Europe, Asia, South America and Israel.

Major Customers

OEM Customers

TAT provides, primarily through Gedera and Bental, OEM services worldwide to customers in the commercial, defense and industrial markets. TAT currently sells its OEM products and systems to approximately 200 commercial and military aircraft manufacturers and defense contractors, and the U.S. and Israeli governments.

TAT’s leading OEM customers are set in the following table:

Aircraft manufacturers
Boeing McDonnell Douglas Aerospace, Airbus, Cessna Aircraft Company, Bombardier, Cirrus Aircraft Inc., Pilatus Aircraft Ltd, Embraer Empresa Brasileira de Aeronáutica S.A, Bell Helicopters, Lockheed Martin,

System manufacturers/integrators and Defense Contractors	Liebherr-Aerospace, Thales Electron Devices, Honeywell International, Rafael, Elbit, IAI, LockheedAeronautics, Schiebel, Martin, Fairchild, British Aerospace, EADS
Industry players	Kodak (Creo), IBM

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

MRO Customers

TAT services approximately 200 MRO customers, primarily through Limco and Piedmont, including major US domestic and international airlines, air cargo carriers, maintenance service centers, the U.S military and navy and other military air forces.  TAT is not a party to any OEM manufacturing contracts, and acts solely upon orders received from its MRO services’ customers.

TAT’s leading MRO customers are set in the following table:

Domestic and International Airlines and Air Cargo carriers	Lufthansa, Qantas, Singapore Airlines, KLM, SAS, Swissair, Airfrance, ELAL, Delta, Continental, US Airways, Air Canada Jazz, Air Wisconsin, Austrian Airlines
Maintenance Service Centers	Fokker, Honeywell International, Kellstrom Commercial, Aerokool
Government and Air forces	U.S. Army, Air Force and Navy; Israeli Air force; NATO Air-forces

TAT has a large and diverse MRO services customer base and therefore, TAT believes that the termination by any one or more of its material customers of their relationship with TAT will not materially affect TAT’s results of operations. Due to the long term relationships of TAT with many of its customers, their relative financial stability and their high level of loyalty to TAT, TAT anticipates that the risk of customer terminations is low. TAT also makes significant efforts to penetrate new markets and to broaden its customer base in order, among other things, to reduce the risk of relying on a small number of customers.

Military Contracts

Sales to the U.S. and Israeli governments accounted for approximately 4.7% and 2.6% of TAT’s revenues for the year ended December 31, 2011, approximately 3.7% and 3.6% of its revenues for the year ended December 31, 2010 and approximately 3.1% and 2.6% of its revenues for the year ended December 31, 2009, respectively.

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

The vast majority of the governmental contracts to which TAT is party to are fixed-price contracts, some of which contain fixed price escalation mechanism. Under these contracts TAT agrees to perform specific work for a fixed price and, accordingly, realizes the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. The allowable government contract costs and fees of TAT are subject to audit and may result in non-reimbursement of some contract costs and fees. While governments reserve the right to conduct further audits, audits conducted for periods through fiscal year 2011 have resulted in no material cost recovery disallowances for TAT.

The eligibility of TAT to perform under their government contracts requires TAT to maintain adequate security measures. TAT have implemented security procedures that they believe adequately satisfies the requirements of their current government contracts.

Sales and Marketing

Gedera

Gedera derives its revenues mainly from sales to customers in the United States, Israel and Europe. The below tables detail Gedera’s (i) geographic revenues; and (ii) revenues derived from commercial and defense customers, for the years ended December 31, 2011 and 2010, before elimination of intercompany sales of $4.0 million and $3.7 million, respectively.

	Year Ended December 31,
	2011		2010
Geographic Region	Revenues In Thousands	Percentage	Revenues In Thousands	Percentage
North America	$14,678	48.9%	$11,171	37.7%
Europe	5,771	19.2	5,196	17.5
Israel	8,218	27.4	10,877	36.7
Other	1,353	4.5	2,407	8.1
Total	$30,020	100%	$29,651	100%

	Year Ended December 31,
	2011		2010
	Revenues In Thousands	Percentage	Revenues In Thousands	Percentage
Commercial Customers	$10,040	33.4%	$10,595	35.7%
Defense Customers	19,980	66.6	19,056	64.3
Total	$30,020	100%	$29,651	100%

Bental

Bental derives its revenues mainly from sales to customers in Israel. The below tables detail Bental’s (i) geographic revenues; and (ii) revenues driven from commercial and defense customers,  for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011		2010
Sources of Revenues	Revenues in Thousands	Percentage	Revenues In Thousands	Percentage
North America	$480	4.1%	$103	0.8%
Europe	277	2.4	371	2.8
Israel	10,727	92.0	12,346	94.6
Other	174	1.5	226	1.8
Total	$11,658	100%	$13,046	100%

	Year Ended December 31,
	2011		2010
	Revenues In Thousands	Percentage	Revenues In Thousands	Percentage
Commercial Customers	$937	8.0%	$735	5.6%
Defense Customers	10,721	92.0	12,311	94.4
Total	$11,658	100%	$13,046	100%

Limco

Limco derives its revenues mainly from sales to customers in the US and Europe. The below tables details Limco’s (i) geographic revenues and (ii) revenues derived from commercial and defense customers, for the years ended December 31, 2011 and 2010, respectively.

	Year Ended December 31,
	2011		2010
Sources of Revenues	Revenues in Thousands	Percentage	Revenues In Thousands	Percentage
North America	$22,583	81.8%	$19,737	80.3%
Europe	2,657	9.6	3,350	13.7
Israel	297	1.1	146	1.0
Other	2,066	7.5	1,235	5.0
Total	$27,603	100%	$24,468	100%

	Year Ended December 31,
	2011		2010
	Revenues In Thousands	Percentage	Revenues In Thousands	Percentage
Commercial Customers	$14,340	52.0%	$12,283	50.2%
Defense Customers	13,263	48.0	12,185	49.8
Total	$27,603	100%	$24,468	100%

Piedmont

Piedmont derives its revenues mainly from sales to customers in the US and Europe. The below tables details Piedmont’s geographic revenues and (ii) revenues derived from commercial and defense customers, for the years ended December 31, 2011 and 2010, respectively.

	Year Ended December 31,
	2011		2010
Sources of Revenues	Revenues in Thousands	Percentage	Revenues In Thousands	Percentage
North America	$13,677	67.9%	$5,870	35.9%
Europe	5,596	27.8	5,223	32.0
Israel	90	0.4	264	1.6
Other	783	3.9	4,976	30.5
Total	$20,146	100%	$16,333	100%

	Year Ended December 31,
	2011		2010
	Revenues In Thousands	Percentage	Revenues In Thousands	Percentage
Commercial Customers	$20,146	100%	$16,333	100%
Defense Customers	-	-	-	-
Total	$20,146	100%	$16,333	100%

Gedera, Bental Limco and Piedmont market their products and services through their respective marketing staffs and a worldwide network of independent representatives. Gedera’s, Bental’s, Limco’s and Piedmont’s representatives are strategically located near key customer sites in offices throughout the United States, Europe, the Middle East, Asia and South America. Their staff is in regular contact with engineering and procurement personnel and program managers of existing and target customers to identify new programs and needs for their products, obtain requests for quotations and identify new product opportunities. Gedera’s, Bental’s,  Limco’s and Piedmont’s marketing activities also include advertising in technical publications which target heat transfer components and related markets, attending exhibitions, trade shows and professional conferences, organizing seminars and direct mailing of advertisements and technical brochures to current and potential customers and advertising in technical publications which target relevant products and related markets.

Backlog

At December 31, 2011, TAT had a backlog of approximately $55.4 million for products and services. TAT anticipates that approximately $35.8 million of such backlog will be delivered by December 31, 2012 and approximately $19.6 million will be delivered by December 31, 2013 and thereafter. At December 31, 2010, TAT had a backlog of approximately $52.3 million for products and services.

Product and Service Warranties

TAT provides warranties for its products and services ranging from one to three years, which vary with respect to each contract and in accordance with the nature of each specific product. To date, TAT’s warranty costs have not been substantial. As of December 31, 2011, the combined warranty reserve for TAT was $288 thousand.

Competitive Environment

OEM of Heat Management Solutions

The aerospace and defense OEM industries in general and specifically, the commercial and military aviation markets, are characterized by intense competition and the need to constantly be in the forefront of technological innovations in order to be able to offer advanced and attractive products. Competition in these OEM markets is also based on price, quality and turn-around time. TAT estimates the market size of heat management solutions  to be significant based on the scope of development projects and purchasing processes of the potential customers. TAT estimates that due to the high barriers to enter the aerospace and defense OEM industries, which include the need for highly qualified and trained personnel, technologically advanced facilities and the need to obtain appropriate governmental approvals, there are a small number of competing suppliers in the markets in which it operates. The nature of the projects in the OEM industry, which are often time consuming and complex also require long term supplier relationships and customer loyalty in order to succeed.

TAT’s competitors in the global OEM aerospace and defense industries can be divided into two main groups:

•
Complete system manufacturers that either independently or through subcontractors, manufacture complete systems (such as a manufacturer of a cooling system for aircraft hydraulic systems) directly for the platform manufacturer (i.e. hydraulic system; business jet). Although these companies have the capabilities to design and manufacture each standalone component in a complete system (i.e. a heat exchanger integrated in the cooling system for hydraulic systems) it is unlikely that such companies will compete with TAT in projects where there is a specific requirement for a stand-alone component. These companies will compete on complete systems and/or projects where the components/products TAT develops are part of the complete system. In such cases it is very likely that these companies will subcontract to TAT the design and manufacturing of one or a few components in the system.

•
Component manufacturers for which the manufacture of components (such as heat exchangers) is the main business (and which are normally placed in the “value chain” one level below the system manufacturers, such as a manufacturer of a cooling system for aircraft’s Hydraulic system and two levels below the platform manufacturer such as manufacturer of a new aircraft). For certain platform, although some of the Component manufacturers have the capabilities to design and manufacture a complete system (i.e. environmental cooling system for business jet), these companies will usually not compete on projects for complete systems in which their manufactured component constitutes a small part of the complete system, mainly due to the extreme competitive barriers to entry and to their inability to move up the “value chain” from a component supplier to a whole system manufacturer. These companies are likely to compete in projects where there is a specific requirement for a standalone aviation component (such as a heat exchanger) and in tenders by manufacturers of complete systems or products for sub-contractors.

The major competitors of TAT in the area of OEM of Heat Management Solutions include manufacturers in the U.S. such as Honeywell, Hughes-Treitler division of Ametek Inc., Lytron Inc., Kintex, Niagra Thermal, Hamilton Sundstrand, Stewart Werner South Wind Corp., United Aircraft Products and Triumph Thermal Systems, manufacturers based in Europe such as I.M.I. Marston Ltd., Dunlop Aerospace (including Serck Aviation) and manufacturers based in Asia such as Sumitomo Precision Products from Japan. Such competitors may enjoy competitive advantages over Gedera, such as:

•	The ability to adapt more quickly to changes in customer requirements and industry conditions or trends;

•	The ability to independently offer systems in addition to components;

•	Greater access to capital;

•	Stronger relationships with customers and suppliers;

•	Better name recognition; and

•	Access to superior technology and marketing resources.

Heat Transfer Services

The market for Heat Transfer services and products is highly competitive. Competition in this market is based on quality, price, and the ability to provide a broad range of services and to perform repairs and overhauls rapidly. TAT’s competitors in the global Heat Transfer Services can be divided into two main groups:

•
Service Divisions of OEMs – generally, each OEM of products in the heat management solutions segment has the necessary capabilities to provide MRO services for products it designs and manufactures throughout their lifetime – commencing the initial production period and through the after-market period (service divisions of OEMs). These service divisions of OEMs may also acquire capabilities to service other OEM’s products and to become a provider of MRO services.

•
Service Centers – which provide MRO services for broad range of components and systems. These Service Centers can be either the in-house maintenance services of a number of commercial airlines or other independent service providers.

Accordingly, in the areas of OEM operations, manufacturers of components can compete with manufacturers of complete systems, mainly for small systems.  Such OEM manufacturers can also compete for the provisions MRO services, with other providers of MRO service.

For heat transfer MRO services TAT’s major competitors are the Triumph Accessories, Elite, Drake Air, LORI Heat Transfer Center of Honeywell and SECAN-Honeywell (France).

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

OEM of Electric Motion Systems

The market in which Bental operates is highly competitive and is characterized by large customers that are related to the defense and/or aerospace governmental agencies in their countries. Bental’s market is also subject to strict import and export regulations and to the budgetary constraints imposed by the governments of such countries. Bental is required to constantly be at the forefront of technological innovations in order to be able to offer advanced innovative products to its customers. Bental’s operations require highly qualified and trained engineering, manufacturing, information and quality assurance personnel.

An analysis of the market participants in the global market of electric motion systems shows that it is comprised mainly of large companies that provide standard products and  niche companies that provide special customized solutions. With respect to the markets outside Israel, the providers of the systems in which Bental’s products are integrated tend to prefer local manufacturers for the purchase of the components and therefore, the penetration of these markets requires product innovation and local presence. In the Israeli market, the competition is mainly against imported components. Bental’s major competitors in this segment are: for electric motors - Danaher Motion — Kollmorgen (USA), Artus Pacific Scientific (Europe), Moog Components Group (USA) Aveox (USA), Ametek (USA), ICPE (Europe); For actuators - Kearfott Corp. (USA), Moog Components Group (USA), Pegasus Actuators (Europe), M.T.C Ltd. (Israel); for alternators - Sullivan Products (USA), Prestolite (USA), Sermat (Europe).

MRO Services for Aviation Components

The market for MRO services, in which Piedmont operates, is highly competitive. Competition in this market is based on quality, price, and the ability to provide a broad range of services and to perform repairs and overhauls rapidly. Piedmont’s primary MRO services competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers. For APU and landing gear MRO services Piedmont’s major competitors are Standard Aero Group Inc., Aerotech International Inc., Honeywell , Chase Aerospace, Professional, Messier-Dowty Aerospace (MD), AAR Corp., Hawker Pacific and APRO.

A number of Piedmont’s competitors have inherent competitive advantages. For example, Piedmont competes with the service divisions of large OEMs who in some cases have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. Piedmont also competes with the in-house service divisions of large commercial airlines and there is a strong incentive for an airline to fully utilize the services of its maintenance employees and facilities. Further, Piedmont’s competitors may have additional competitive advantages, such as:

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

•
Conducting marketing activities geared at penetrating new geographical markets and obtaining new customers, while taking advantage of the unique knowledge and expertise that Gedera, Bental, Limco and Piedmont gained in various areas.

•	Entering into additional related operating segments that will enable Gedera, Bental, Limco and Piedmont to fulfill its growth potential.

•
Providing its customers with the best value, including competitive prices, by tailoring service packages that combine the design and planning of an OEM component, the manufacture of such component, and the provision of maintenance services.

•	Extending MRO capabilities in order to establish a ‘one-stop-shop’ center for comprehensive MRO services for the types of aircraft Limco and Piedmont target.

•
Enhancing its engineering capabilities in order to support customer needs related to new projects and in order to certify MRO services that differ from processes previously approved by the FAA or ESAA. This will allow shortening the long and complex approval process, streamlining the design and certification process, and reducing costs.

•	Constant search for new technologies and manufacturing techniques in the heat management solutions line.

•	Innovations and improvements geared at enhancing the quality and performance of Gedera’s, Bental’s, Limco’s and Piedmont’s existing products.

•	Cutting delivery times and reducing costs.

•	Entrepreneurship and innovation in the development of new products in an effort to become a market leader and to enter into long term platforms.
Engineering and Manufacturing

As of December 31, 2011, TAT, had 534 employees engaged in manufacturing, repair, and testing of products and in engineering (out of a total of 610 employees). TAT believes that its engineering staff provides it with the ability to support its customers with innovative and efficient products while maintaining short product development cycles, high quality design and competitive pricing.

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

Limco’s engineering department enhances its ability to provide its customers with high-end top quality MRO services, supports the provision of MRO services for new products with commercial potential and supports its OEM activity. Limco’s engineering department employs several certified mechanical and aerospace engineers, including a Designated Engineering Representative, or DER, certified by the FAA. Limco’s multi-disciplinary team of engineers specializes, among others, in heat transfer components and supports all processes of thermal and structural analysis, mechanical and metallurgical research and development for manufacturing design. All of Limco’s engineers have direct experience with aerospace component repair and have experience with the process of obtaining supplemental type certificates from the FAA and in obtaining FAA product manufacturing authorizations. Limco’s onsite DER is certified by the FAA to approve the repair of engines, mechanical systems and equipment, which enables Limco to respond quickly to its customers’ needs. Having a DER on staff allows Limco to enter the market for a particular type of service more quickly than those of its competitors who do not employ a DER. Limco works directly with the FAA Aircraft Certification Office in obtaining approvals on projects that are outside its DER’s authority.

Piedmont’s engineering department enhances its ability to provide its customers with high-end top quality MRO services and supports the provision of MRO services for new products with commercial potential. Piedmont’s engineering department employs several certified mechanical and aerospace engineers, including a Designated Engineering Representative, or DER, certified by the FAA. Piedmont’s engineers have direct experience with aerospace component repair and have experience with the process of obtaining supplemental type certificates from the FAA and in obtaining FAA product manufacturing authorizations. Piedmont’s onsite DER is certified by the FAA to approve the repair of APUs and equipment, which enables Piedmont to respond quickly to its customers’ needs. Having a DER on staff allows Piedmont to enter the market for a particular type of service more quickly that its competitors who do not employ a DER. Piedmont works directly with the FAA Aircraft Certification Office in obtaining approvals on projects that are outside its DER’s authority.

Research and Development

The technological developments in the markets in which TAT’s OEM segments operate, increase the need to constantly examine the use of new materials and technology in an effort to improve both the physical characteristics of the products (size, weight), as well as their performance (optimal heat transfer, higher reliability and increased lifespan). TAT invests resources to attain such technological improvements in cooperation with its customers.

Source and Availability of Raw Materials and Spare Parts

Gedera, Bental, Limco and Piedmont acquire most of the components for the manufacture of their products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States. Certain of these suppliers are currently the sole source of one or more components upon which Gedera, Bental, Limco and Piedmont are dependent. Since many of Gedera’s, Bental’s, Limco’s and Piedmont’s purchases require long lead-times, a delay in the supply of an item can significantly delay the delivery of a product. Generally, Gedera, Bental, Limco and Piedmont have not experienced difficulty in obtaining timely deliveries of necessary components. The raw materials used in Gedera’s, Bental’s, Limco’s and Piedmont’s manufacturing programs are generally readily available metals and alloys. Gedera, Bental, Limco and Piedmont have not had any difficulty in obtaining such materials in the past and if they are unable to obtain these components when needed, Gedera, Bental, Limco and Piedmont would experience delays in manufacturing their products and their financial results could be adversely affected.

Gedera, Bental, Limco and Piedmont select their suppliers primarily based on their ability to ensure that their parts are serviceable and traceable to OEM-approved sources, their delivery performance and their ability to help reduce their total cost of procuring those parts. For quality control, cost and efficiency reasons, Gedera, Bental, Limco and Piedmont generally purchase supplies only from vendors with whom they have ongoing relationships or who their customers have previously approved.

Authorizations from OEMs often require that TAT purchases component parts that are needed for its MRO services from the OEM or its designated distributors. Piedmont has an agreement with Honeywell under which Honeywell has agreed to sell Piedmont certain parts at a discount for a period of five years, ending May 31, 2014.

When deemed essential, Gedera, Bental, Limco and Piedmont have been and are investing efforts in order to qualify second sources or have identified alternate sources for many of its parts needs.

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

Proprietary Rights

At the present time Gedera, Bental, Limco and Piedmont do not own any patents. Gedera, Bental, Limco and Piedmont rely on laws protecting trade secrets, and consider such items proprietary, but TAT believes that Gedera, Bental, Limco and Piedmont’s success depends less on the ownership of such proprietary rights than on their innovative skills, technical competences marketing and engineering abilities. Gedera, Bental, Limco and Piedmont have no material registered trademarks.

B.           Government Regulations

Aerospace and Safety Regulations

The commercial aerospace industry is highly regulated by the FAA in the United States, EASA in Europe, the Civil Aviation Authority in England and other governmental authorities elsewhere in the world, while the military aerospace industry is governed by military quality specifications established by the U.S. Department of Defense for the manufacturing and repair industries and ISO-9000. TAT is required to be certified by one or more of these entities and, in some cases, by individual OEMs. TAT must also satisfy the requirements of its customers, including OEMs and airlines that are subject to FAA regulations, and provide these customers with products that comply with the government regulations applicable to commercial flight operations. TAT believes it currently satisfies or exceeds these FAA maintenance standards in its repair and overhaul activities. Each of its repair stations is approved by the FAA.

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

Israeli Regulations

TAT’s operations in Israel are subject to supervision by the Ministry of Defense and Civil Aviation Administration. Gedera and Bental are certified by the Israeli Air Force and the Ministry of Defense for both manufacturing and maintenance. Gedera is also licensed as a repair station for certain components by the Israeli Civil Aviation Administration. In addition, Gedera’s and Bental’s export of certain products and/or know-how is subject to approval by the Department for the Control of the Defense Export of the Israeli Ministry of Defense, known as API. Permits from API must be obtained for the initiation of sales proposals with regard to such exports, as well as for the actual export of such products.

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

Although TAT seeks to maintain its operations and facilities in compliance with applicable environmental laws, there can be no assurance that TAT has no violations, or that change in such laws, regulations or interpretations of such laws or in the nature of TAT’s operations will not require TAT to make significant additional expenditures to ensure compliance in the future. Currently, TAT does not believe that it will have to make material capital expenditures for its operations to comply with environmental laws or regulations, or to incur material costs for environmental remediation during the 2012 fiscal year.

TAT has received no material third party environmental claims relating to its facilities, and TAT believes that it has all material licenses and certifications that are required in the jurisdictions in which it operates.

C.           Organizational Structure

Isal Amlat is currently the beneficial owner of 53.89% of TAT’s outstanding shares, through its 94% holding in KMN Industries, 10.27% of such shares are held directly by it, and 43.63% of such shares are held directly by TAT’s parent company TAT Industries. Isal Amlat owns 79.3% of the outstanding shares of TAT Industries. Isal Amlat is 81.68% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange.

On January 1, 2008, TAT established a wholly-owned subsidiary under the laws of the State of California, TAT-GAL Inc., which acts as purchasing agent for TAT’s operations.

D.           Property, Plants and Equipment

The Gedera facility is located in Park Re’em near Gedera. The Park Re’em’s location houses TAT’s executive offices, Gedera’s research and development and manufacturing operations and includes approximately 344,000 square foot facility. The land of this facility is leased by TAT Industries from the Israel Land Authority, or ILA pursuant to a lease that expires in 2016 with respect to one plot (237,000 square feet) and 2020 with respect the other plot (107,000 square feet). The leases term may be extended for a subsequent period of up to 49years, subject to payment to be calculated according to the ILA's rules. Approximately 43,000 square feet of the facility was sub-leased  to TAT in 1991 until 2020 for rental fees which were paid in advance for the whole sub-lease period. TAT sub-leases the remaining 301,000 square feet of the facility from TAT Industries pursuant to an agreement TAT entered into in connection with the purchase of the operations relating to the manufacture of aviation accessories of TAT Industries in February 2000. The agreement is for a period of 24 years and 11 months and the rental fee is subject to revaluation every fifth year. From 2000 to 2004, TAT paid TAT Industries annual rental fees of approximately $300,000 per year, with an additional incremental payment of 2% per year. In 2005 the rental fee was reviewed by a real estate appraiser, and as a result was increased to $310,000 per year with an additional incremental payment of 2% per year. In 2010 the rental fee was reviewed again by a real estate appraiser, and as a result was increased to $400,000 per year with an additional incremental payment of 2% per year. Total rental payment TAT paid to TAT Industries during 2011 and 2010 were $408,000 and $371,000, respectively. See also Item 7.B "Major Shareholders and Related Party Transactions – Related Party Transactions – Management and Services Agreement with TAT Industries".

The operations of Bental are conducted in Kibbutz Marom-Golan. The Marom-Golan location includes a 54,000 square feet facility that houses Bental’s offices, research and development and manufacturing operations. The facility is leased from Kibbutz Marom-Golan pursuant to a lease that expires in December 2013 and may be extended for subsequent periods upon terms. Total rental payment Bental paid in 2011 and 2010 was $53,000 and $54,000, respectively.

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

Piedmont leases approximately 56,000 square feet space for its facility in Kernersville, North Carolina to support its aftermarket APU, Landing Gear and related component repair station. In 2011 and 2010, the annual rental expense for this property was $70,000  and $69,000 , respectively for each one of these years. The lease, which expires on November 1, 2012, provides for a renewal option for a five year term. Piedmont also leases approximately 32,000 square feet for its facility in Winston Salem, North Carolina to support its plating and machining shop as well as related component repairs. In 2011 and 2010, the annual rental expense for this property was $50,000 for each one of these years. The lease expires on November 1, 2016.

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

Overview

TAT provides a variety of services and products to the aerospace and defense industries under four segments:  (i) OEM of Heat Management Solutions; (ii) OEM of Electric Motion Systems; (iii) Heat Transfer Services and Products; and (iv) MRO services for Aviation Components.

TAT’s activities in the field of OEM of Heat Management Solutions primarily relate to its Gedera facility and include the (i) design, development, manufacture and sale of a broad range of heat transfer products (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; and (ii) manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines. It also includes, to a lesser extent, the maintenance services for heat transfer products and flow control accessories.

TAT’s activities in the field of OEM of Electric Motion Systems primarily relate to its subsidiary, Bental, and include the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems.

TAT’s activities in the field of Heat Transfer Services and Products primarily relate to its subsidiary, Limco, and include the maintenance, repair and overhaul of heat transfer products and other aircraft component. Limco operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. In addition to its MRO services, Limco also manufactures heat transfer products used in commercial, regional, business and military aircraft.

TAT’s MRO services for Aviation Components primarily relate to its subsidiary, Piedmont, and include the maintenance, repair and overhaul of APUs, and landing gear. Piedmont operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

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

TAT’s research and development expenses are related to new products and technologies or significant improvement in existing products and technologies, primarily within the OEM operations in Israel, and became relatively material during year 2009 and thereafter.

TAT’s selling and marketing expenses for all its operational segments moderately decreased during the past year. While TAT plans to tightly monitor and save on its operating expenses, TAT believes that its selling and marketing expenses may increase in the future in accordance with its plans to grow the business of these segments.

TAT’s general and administrative expenses have decreased during 2011, following a decrease  in 2010 compared to the previous year. The decrease in 2011 was primarily as result of $1.8 million non-recurring expense recorded in the fourth quarter of 2010 related to the Parts services operations and the Propellers MRO operations contributed to FavS. The decrease in 2010 was primarily as a result of one time expenses occurred in 2009 associated with the write off of a customer debt, the merger of TAT with its a wholly-owned subsidiary, Limco  and relocation expenses born by Limco (see further below). While TAT plans to tightly monitor and save on its operating expenses, TAT believes that its general and administration expenses may increase in the future in accordance with its plans to grow the business of these segments.

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

On December 4, 2009, TAT’s indirect subsidiary, Piedmont, acquired 288,334 shares of Class B Common stock of First Aviation Services Inc., or FAvS, representing 37% of FAvS's then share capital (total number of shares acquired is adjusted to reflect of a 1 for 20 reverse stock split) and $750,000 of FAvS' Preferred Shares (entitling Piedmont to cash dividends at an annual rate of 12% payable quarterly or at the discretion of FAvS to PIK dividends payable in additional Preferred Shares at an annual rate of 15%).  In consideration for such shares, Piedmont transferred to FAvS its propellers and parts businesses and guaranteed for a period of up to two years up to $7 million of the bank debt incurred by FAvS to fund the transaction described in the next paragraph. FAvS is a provider of products and services for the global aviation industry and provides supply chain management services and maintenance and repair services for various wheels, brakes and starter/generators.

On December 4, 2009 and as part of the above mentioned transaction, FAvS also acquired all the assets and liabilities of Aerospace Turbine Rotables ("AeTR"). AeTR specializes in renovation and repair of landing gear, safety equipment and hydraulic and electrical components for corporate, regional and military aircraft.

FAvS' shares are quoted over the counter (OTC) at the NASDAQ stock market. FAvS' share value as of the closing date (December 4, 2009) and as of December 31, 2009, 2010 and 2011 was $17.8, $15.0, $12.4 and $5.45, respectively (share value adjusted as result of a 1 for 20 reverse stock split). TAT believes that the share value does not reflect the fair value of FAvS shares, because the extremely low trading volume in FAvS' shares does not reflect an active market. Therefore the fair value of FAvS was based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers. According to the appraisal, FAvS' fair value amounted to $22.549 million as of November 30, 2009. As a result of the sale of Piedmont’s propellers and spare parts businesses, TAT recorded a capital gain in the amount of $4.4 million in its statement of income.

During the year ended December 31, 2010, TAT recorded write down of inventory in the amount of $3.5 million attributable to inventory of the MRO segment. In 2010 management recognized that the aviation industry is not recovering quickly enough, as it previously estimated, from year 2009 recession and that the industry does not pick up growth rates as were in prior years. As a result management estimated a decline in future forecasted sales levels and profitability margins resulting from the said anticipated weakness in the global aviation industry in general and to a greater extent in the U.S., where the MRO segment is operated under Limco and Piedmont.

During the year ended December 31, 2010, the Company performed its annual impairment test of goodwill. Based on the results of this test, the Company encountered adverse changes in the business climate including a weak U.S. and global economy which resulted in a reduction in demand for the MRO services. In year 2010 management also recognized that the aviation industry is not recovering quickly enough, as it previously estimated, from year 2009 recession and that the industry does not pick up growth rates as were in prior years. As a result management estimated a decline in future forecasted sales levels and profitability margins resulting from the said anticipated weakness in the global aviation and revised its future cash flow expectations, which lowered the fair value estimates of a certain reporting unit. The Company determined under the second step of its annual test that the fair value of goodwill at its MRO reporting unit was less than the carrying value for this reporting unit. The Company recorded a $4.2 million impairment charge in the third quarter of 2010 to reflect the implied fair value of goodwill for the MRO reporting unit

During 2010, the Company also reviewed its other intangible assets for impairment, in accordance with ASC 360. The Company estimated the fair value of its other intangible assets using a discounted cash flow analysis and compared those values to the carrying value of the assets. The Company concluded, based on this comparison, that customer relations were impaired at its MRO reporting unit. The Company recorded a $0.48 million impairment charge during the year ended December 31, 2010 to reflect the fair value of those customer relations for the MRO reporting unit.

As of December 31, 2010, TAT recognized an impairment charge of $1.8 million of its 37% interest in FAvS, which was performed with the assistance of an independent appraisal.

During the year ended December 31, 2011, the Company recorded a write down of inventory in the amount of $2.5 million under cost of revenues, attributable to inventory of the MRO for Aviation Components operating segment. The write down was due to management’s estimate of the continued decline in future forecasted sales levels and profitability margins in certain product lines in this operating segment resulting from the weakness in these areas of business.

In addition, although revenues in the MRO for Aviation Components operating segment have increased in 2011 compared to 2010, profit margins were lower than anticipated. Accordingly, the Company reviewed the MRO for Aviation Components’ long lived assets for impairment by estimating the fair value of this segment’s operations and the fair value of its specific long lived assets, and comparing those values to the carrying value of the assets.

The Company concluded, based on this valuation, that certain fixed assets and intangible asset amounting to $1.9 million and $1.1 million, respectively at its MRO for Aviation Components operating segment were impaired.

Due to management estimates of a continuing decline in sales levels in the OEM of Electric Motion Systems operating segment, resulting from the weakness in the Israeli defense market, the Company reviewed indications for impairment of certain identifiable assets in this segment. Accordingly, the Company reviewed these assets for impairment by estimating their fair value based on their net selling price and comparing those values to the carrying value of the assets.  As a result the Company concluded that the intangible asset ‘Customer Relations’ at its OEM of Electric Motion Systems operating segment in the amount of $0.3 million was impaired.

Accordingly, the Company recorded a $3.3 million impairment charges during the quarter ended September 30, 2011 to reflect the fair value of the long lived assets mention above.

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

TAT specializes in the repair and overhaul of heat transfer products, APUs, landing gear and pneumatic ducting. TAT is a well recognized repair center of Hamilton Sundstrand, a leading provider of aerospace products, to provide MRO services for all of its air-to-air heat transfer products, and an authorized repair center by Honeywell, a leading manufacturer of aerospace products and aerospace services provider, to provide MRO services for several of their APU models. TAT’s repair stations are certified by the FAA and the EASA as well as by the Civil Aviation Administration of Vietnam (CAAV) and Thailand (Thai) .

TAT’s Parts services division, operated until December 4, 2009, focused on inventory management and sale of APU parts, propellers and landing gear. On December 4, 2009, TAT sold its parts segment and its MRO propellers business to FAvS (See “Item 4 – Information of the Company; History and development of TAT”).

The following table reflects the geographic breakdown of TAT’s revenues for each of the three years ended December 31, 2011:

	Years Ended December 31,
	2011		2010		2009
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Sale of products
North America	$20,988	29.6%	$7,531	19.3%	$7,554	21.7%
Europe	6,048	16.1%	5,567	14.3%	5,788	16.7%
Israel	18,945	50.3%	23,223	59.6%	19,613	56.4%
Other	1,527	4.0%	2,633	6.8%	1,796	5.2%
Total	$47,508	100.00%	$38,954	100.00%	$34,751	100.00%

	Years Ended December 31,
	2011		2010		2009
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Services
North America	$26,403	75.9%	$25,607	62.8%	$34,043	70.4%
Europe	8,253	17.3%	8,573	21.0%	10,767	22.3%
Israel	384	0.8%	410	1.0%	95	0.2%
Other	2,849	6.0%	6,211	15.2%	3,435	7.1%
Total	$37,889	100.00%	$40,801	100.00%	$48,340	100.00%

TAT’s revenues from its four operational segments for the three years ended December 31, 2010 were as follows:

	Year Ended December 31,
	2011		2010		2009
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Revenues
OEM of Heat Management Solutions	$30,020	35.2%	$29,651	37.2%	$28,617	34.4%
Heat Transfer Services and Products *	27,603	32.3	24,468	30.7%	17,495	13.8%
MRO services for Aviation Components *	20,146	23.6	16,333	20.4%	24,788	37.1%
OEM of Electric Motion Systems	11,658	13.6	13,046	16.4%	11,321	13.6%
Parts services **	-	-	-	-%	6,057	7.3%
Eliminations	(4,030)	(4.7)%	(3,743)	(4.7)%	(5,187)	(6.2)%
Total revenues	$85,397	100.00%	$79,755	100.00%	$83,091	100.00%

*
As of January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate segments: Heat Transfer Services and Products and MRO services for Aviation Components. Accordingly, the revenues and costs reported for the three months and nine months periods ended September 30, 2010 for MRO Services operating segment were divided between these two new operating segments. Additionally, the operating segment name of ‘OEM of Heat Transfer Products’ was changed to 'OEM of Heat Management Solutions'.

**	Operated until December 4, 2009

Costs and Expenses

Cost of revenues TAT’s cost of revenues for OEM operations and MRO services consist of component and material costs, direct labor costs, royalties, shipping expenses, overhead related to manufacturing and depreciation of manufacturing equipment. TAT’s cost of revenues for parts services in years 2009 (until December 4, 2009, when parts services segment was sold to FAvS) and 2008 consisted primarily of the cost of the parts and shipping expenses. Cost of revenues for 2011 and 2010 also included non-recurring expenses associated with a write down of inventory and impairment charges of long lived assets.

TAT’s gross margin was affected by the proportion of TAT’s revenues generated from OEM operations, MRO services, and Parts Services in each of the reported years, as well as by non-recurring expenses associated with a write down of inventory and impairment charges of long lived assets recorded in 2011 and 2010.

Research and development expenses, net. Research and development expenses, net are related to new products and technologies or to a significant improvement of products and technologies, net of grants and participations received.

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

Impairment of goodwill and intangible assets. During the quarter ended September 30, 2010, TAT performed its annual impairment test of goodwill. Based on the results of this test TAT recorded goodwill impairment charge for the goodwill included in the MRO Services segment. In addition, the Company recorded an impairment charge related to Intangible assets ‘Customer Relations’ in the MRO Services segment.

Financial income (expense), net. Financial income (expense), net consists of income and interest expense. Interest expense relates to the interest paid to banks and changes in the rate of the NIS against the U.S. dollar.

Other income (expense). Other income (expense) results from capital gain on sale of property and equipment and from other-than-temporary impairment loss on auction rate securities recorded in 2010.

Tax expense (income). Tax expense consists of Israeli, U.S. federal, state and local taxes on the income of TAT’s business and changes in deferred tax assets (liabilities).

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

TAT’s management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of TAT’s consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the reported financial results include revenue recognition, inventory valuation, goodwill and intangible assets, income taxes, doubtful debts and fair value estimation of the FAvS transaction that was based on an appraisal performed by management, which included a number of factors, including, in some cases, the assistance of independent appraisers.

Segments

TAT operates under four segments: (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) OEM of Electric Motion Systems (iii) Heat Transfer Services and Products, and (iv) Maintenance, Repair and Overhaul or “MRO” services for Aviation Components.

Until December 31, 2010, TAT operated under three segments. Commencing January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate segments: Heat Transfer Services and Products; and MRO services for Aviation Components. Additionally, the operating segment name of ‘OEM of Heat Transfer Products’ was changed to 'OEM of Heat Management Solutions'.

Commencing December 4, 2009, following the sale of TAT’s parts segment and its MRO propellers business to FAvS (as part of the transaction described under “Item 4 – Information of the Company; History and Development of TAT”) and until December 31, 2010, TAT reported its operations based on three operating segments.

Until December 4, 2009, TAT also operated an additional segment – the Parts segment, that focused on sales of parts for APU's, propellers, landing gear and other aviation components.

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

TAT’s activities in the area of OEM of Heat Management Solutions primarily relate to its Gedera facility and include (i) the design, development, manufacture and sale of a broad range of heat transfer products (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) the manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines. It also includes, to a lesser extent, the maintenance services for heat transfer products and flow control accessories.

TAT’s activities in the area of OEM of Electric Motion Systems primarily relate to its subsidiary, Bental, and include the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems.

TAT’s activities in the field of Heat Transfer Services and Products primarily relate to its subsidiary, Limco, and include the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the field of MRO services for Aviation Components primarily relate to its subsidiary, Piedmont, and includes the maintenance, repair and overhaul of APUs, landing gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

Revenue Recognition

TAT generates its revenues from the sale of products and systems (the OEM segments) and from providing MRO Services (remanufacture, repair and overhaul services and long-term service contracts) and, until December 4, 2009, parts services.

Revenues from the sale of products and services are recognized in accordance with ASC 605-10-S99 when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of the resulting receivable is probable, the price is fixed or determinable and no significant obligation exists. TAT does not grant a right of return.

Revenues from product sales are recognized when product is shipped to the customer and title passes to the customer.

Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passes) to the customer. Management provides for losses, if expected for the remaining portion of such contracts. For the years ended December 31, 2011, 2010 and 2009, no losses have been recognized for such fixed price contracts.

Revenues from MRO services are recognized as services are performed, at the time when the customer-owned material is shipped back to the customer.

Revenue from maintenance contracts are accounted according to ASC 605-10-S99. Accordingly, revenues from maintenance contracts are recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. TAT estimates the costs that are expected to be incurred based on its experience with the aggregate costs incurred and to be incurred on contracts of this nature. The cost incurred related to the maintenance contracts are not incurred on a straight-line basis, as the timing to provide the maintenance services is dependent on when parts under these contracts require maintenance, therefore TAT accrues revenue based on anticipated costs per contract as costs are incurred. These revenues are then compared to actual results and adjusted to either deferred revenue for results greater than historical estimates or expensed in those cases of performances less than historical estimates. These accounts are reviewed monthly and adjusted as needed based on cost structures.

Revenues from royalties from sales of products developed with TAT’s intellectual property, technology and technical assistance are recognized when the related sales are made.

Valuation of Goodwill, Intangible Assets and Long-Lived Assets

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

We have determined September 30 of each year as the date of the annual impairment test for goodwill and other indefinite life intangible assets.

During the quarter ended September 30, 2011, we performed the annual impairment test of goodwill, resulting from the acquisition of Bental, the of Electric Motion Systems reporting unit, in the amount of $1.0 million. We found that the implied fair value of the goodwill is greater than its carrying amount. Based on the results of the test, we determined that the carrying amount of goodwill was not impaired.

The fair value of the OEM of Electric Motion Systems reporting unit exceeded its carrying value by approximately $100,000 or 1.1% and thus was at risk of failing step one of the goodwill impairment test, and is therefore at risk of a future impairment in the event of unfavorable changes in the forecasted cash flows or the key assumptions used in the analysis, including the weighted average cost of capital (discount rate) and growth rates utilized in the discounted cash flow analysis.

The Company determined the fair value of the OEM of Electric Motion Systems reporting unit using the discounted cash flows method. The material assumptions used for 2011 annual test were three years of projected net cash flows (in accordance with the Company’s budget), a discount rate of 18% and a long-term growth rate of 1.95%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

If the estimated discount rate used in discounting future cash flows of the OEM of Electric Motion Systems reporting unit, based on Company’s budget and forecasts, would have been higher by 1%, the Company would have recognized an impairment charge of goodwill of approximately $480,000.

If the estimated long-term growth rate used in calculating the terminal value, based on Company’s budget and forecasts, would have been lower by 1%, the Company would have recognized an impairment charge of goodwill of approximately $140,000.

In addition, although revenues in the MRO for Aviation Components operating segment have increased in 2011 compared to 2010, profit margins were lower than anticipated. Accordingly, the Company reviewed certain of its long lived assets for impairment by estimating their fair value based on their net selling price and comparing those values to the carrying value of the assets. The Company concluded, based on this valuation, that certain fixed assets and intangible assets amounting to $1.9 million and $1.1 million, respectively at its MRO for Aviation Components operating segment were impaired.

Due to management estimates of a continuing decline in sales levels in the OEM of Electric Motion Systems operating segment resulting from the weakness in the Israeli defense market, the Company reviewed indications for impairment of certain identifiable assets in this segment. Accordingly, the Company reviewed these assets for impairment by estimating their fair value based on their net selling price and comparing those values to the carrying value of the assets.  As a result the Company concluded that the intangible asset ‘Customer Relations’ at its OEM of Electric Motion Systems operating segment in the amount of $0.3 million was impaired.

Accordingly, the Company recorded a $3.3 million impairment charges during the quarter ended September 30, 2011 to reflect the fair value of the long lived assets mentioned above.

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

Following the above impairment tests performed in 2011 and 2010, the remaining $1.1 million of goodwill on the balance sheet as of December 31, 2011, is a result of the acquisition of Bental in August 2008.

As of December 31, 2011, there are no other remaining identifiable intangible assets included on the balance sheet.

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

On December 4, 2009, the Company, through its subsidiary Piedmont, signed an investment agreement with FAvS. According to the agreement Piedmont was issued 288,334 shares of Class B Common stock of First Aviation Services Inc., or FAvS, represented 37% of FAvS's then share capital (total number of shares acquired is adjusted as result of a 1 for 20 reverse stock split) and $ 750 thousand of FAvS Preferred shares (entitlement to cash dividends at an annual rate of 12% payable quarterly or to additional Preferred shares at an annual rate of 15%) in return for Piedmont's propeller and parts businesses. The net assets value  as of December 4, 2009, of the propeller and parts businesses was $4,325 thousand, the fair value of FAvS' Ordinary shares and Preferred shares was $8,931 thousand (including businesses' acquisition expenses of $200 thousand).  Accordingly, the Company recorded $4.4 million of capital gain.

FAvS audited consolidated financial statements for 2010, included a restatement to its 2009 financial statements in connection with the FAvS - Piedmont transaction described above. According to the restatement, FAvS restated the original transaction by accruing losses in its business combination accounting and not recording a loss related to a specific maintenance contract contributed to FAvS as part of the FAvS – Piedmont transaction (and which was the basis of the dispute between FAvS and the Company discussed in Item 4. - Information on the Company – History and Development of TAT). Management of TAT is of the opinion that the restatement as reported in the FAvS consolidated financial statements is incorrect, that the loss incurred by this maintenance contract is an event that occurred only after the FAvS 2009 financial statements were issued, that FAvS nor the company did not and could not then know that this contract would result in a loss at the time that the audited financial statements for 2009 were issued and that such losses should be recorded in 2010. Consequently, management of TAT revised the FAvS 2010 financial statements by determining the amounts of losses recorded in 2010 and also performed an impairment test as of December 31, 2010, on its investment in FAvS.

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

TAT accounts for income taxes in accordance with ASC 740-10. TAT uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carry forwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some portion of the deferred tax assets will not be realized. To the extent that TAT’s decisions and assumptions and historical reporting are determined not to be compliant with applicable tax laws TAT may be subject to adjustments in its reported income for tax purposes as well as interest and penalties.

In June 2006, FASB issued Interpretation ASC 740-10. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. We adopted ASC 740-10 effective January 1, 2007. ASC 740-10 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect our operating results.

Allowances for Doubtful Accounts

TAT performs ongoing credit evaluations of its customers’ financial condition and requires collateral as deemed necessary. Allowances for doubtful accounts are maintained for estimated losses resulting from the inability of TAT’s customers to make payments. In judging the adequacy of the allowance for doubtful accounts, TAT considers multiple factors including the aging of receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of TAT’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

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

During the quarter ended September 30, 2010, we recorded a $3.5 million write down of inventory under cost of revenues, attributable to inventory of the MRO services for Aviation Components operating segment. The write down was due to a decline in future forecasted sales levels and profitability margins resulting from the weakness in the global aviation industry in general and to a greater extent in the U.S.

During the quarter ended September 30, 2011, we recorded a write down of inventory in the amount of $2.5 million under cost of revenues, attributable to inventory of the MRO services for Aviation Components operating segment. Although revenues in the MRO for Aviation Components operating segment have increased in the three and nine month periods of year 2011 compared to year 2010, profit margins were lower than anticipated. Accordingly, the write down was due to management’s estimation of the continued decline in future forecasted sales levels and profitability margins in certain product lines in this operating segment resulting from the weakness in these areas of business.

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

Marketable Securities

Marketable securities consist of available for sale securities, which are primarily debt securities in which TAT invested. If it is determined, based on valuations, that a decline in the fair value of any of the investments is not temporary, an impairment loss is recorded and included in the consolidated statements of income as financial expenses.

In 2010, the Company recorded other-than-temporary impairment loss of $200 thousand on auction rate securities based on a fair value valuation. As of December 31, 2011, the remaining balance of the auction rate securities is presented, at fair value, net of the said impairment loss.

Key Indicators

TAT’s management evaluates its performance by focusing on its key performance indicators, which are revenues, sources of revenues, gross profit and operating income. These key performance indicators are primarily affected by the competitive landscape in which TAT operates and its ability to meet the challenges posed.

The following table presents, for the periods indicated, information concerning TAT’s results of operations:

	Year Ended December 31
	2011	2010	2009
	(in thousands)
Revenues
OEM of Heat Management Solutions	$30,020	$29,651	$28,617
Heat Transfer Services and Products *	27,603	* 24,468	* 17,495
MRO services for Aviation Components *	20,146	* 16,333	* 24,788
OEM Electric Motion Systems	11,658	13,046	11,321
Parts services **	-	-	** 6,057
Eliminations	(4,030)	(3,743)	(5,187)
Total revenues	85,397	79,755	83,091
Cost of revenues
OEM of Heat Management Solutions	22,660	22,425	19,809
Heat Transfer Services and Products	20,173	* 18,005	* 15,572
MRO services for Aviation Components	17,882	* 14,631	* 22,328
OEM Electric Motion System	9,388	10,092	8,021
Parts services	-	-	** 5,879
Write down of inventory and impairment charges of long lived assets	5,763	3,500	-
Eliminations	(3,884)	(3,965)	(4,714)
Total cost of revenues	71,982	64,688	66,895
Research and development costs, net	786	651	680
Selling and marketing expenses	3,439	3,475	3,719
General and administrative expenses	10,949	12,832	14,979
Impairment of goodwill and intangible assets	-	4,704	-
Other income	(169)
Capital gain from sale of the propellers & parts businesses	-	-	(4,400)
Operating income (loss)	(1,590)	(6,595)	1,218
Financial income (expense), net	(380)	(111)	149
Other expenses	-	(200)	-
Gain from dilution of interests in affiliated company	240	-	-
Income (loss) before income taxes	(1,730)	(6,906)	1,367
Income taxes (benefit)	(316)	(4,153)	(765)
Net income (loss) after income taxes	(1,414)	(2,753)	2,132
Share in results of affiliated company and impairment of share in affiliated company	331	(4,510)	(32)
Net loss (income) attributable to non controlling interest	53	(123)	(347)
Net income (loss) attributable to TAT Technologies’ Shareholders	$(1,030)	$(7,386)	$1,753

*
As of January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate segments: Heat Transfer Services and Products and MRO services for Aviation Components. Accordingly, the revenues and costs reported for the three months and nine months periods ended September 30, 2010 for MRO Services operating segment were divided between these two new operating segments. Additionally, the operating segment name of ‘OEM of Heat Transfer Products’ was changed to 'OEM of Heat Management Solutions'.

**	Operated until December 4, 2009

The following table presents, for the periods indicated, information concerning TAT’s results of operations as a percentage of revenues:

	Year Ended December 31,
	2011		2010		2009
Revenues
OEM of Heat Management Solutions	35%		37%		34%
Heat Transfer Services and Products	32		31		21
MRO services for Aviation Components	24		20		30
OEM Electric Motion Systems	14		17		14
Parts services	-		-		7
Eliminations	(5)		(5)		(6)
Total revenues	100		100		100
Cost of revenues
OEM of Heat Management Solutions	27		28		24
Heat Transfer Services and Products	24		23		19
MRO services for Aviation Components	21		18		27
OEM Electric Motion Systems	11		13		10
Parts services	-		-		7
Write down of inventory and impairment charges of long lived assets	7		4		-
Eliminations	(5)		(5)		(6)
Cost of revenues	84		81		81
Research and development costs, net	1		1		1
Selling and marketing expenses	4		4		4
General and administrative expenses	13		16		18
Impairment of goodwill and intangible assets	-		6		-
Other income	*
Capital gain from sale of the propellers & parts businesses	-		-		(5)
Operating income (loss)	(2)		(8)		1
Financial income (expenses), net	*		*		*
Other expenses	-		*		-
Gain from dilution of interests in affiliated company	*		-		-
Income (loss) before income taxes	(2)		(9)		1
Income taxes (benefit)	*		(5)		(1)
Net Income (loss) after income taxes	(2)		(4)		2
Share in results of affiliated company and impairment of share in affiliated company	(*	)	(6)		(* )
Net loss (income) attributable to non controlling interest	*		*		*
Net income (loss) attributable to TAT Technologies’ Shareholders	(1	) %	(10	) %	2%
________________________

* Less than one percent.

Year ended December 31, 2011 compared with Year ended December 31, 2010

Revenues. Total revenues were $85.4 million for the twelve months ended December 31, 2011, compared to $79.8 million for the twelve months ended December 31, 2010, an increase of 7.1%. This reflects (i) the increase in revenues in the Heat Transfer Services and Products operating segment; (ii) the increase in revenues in the MRO Services for Aviation Components operating segment; and (iii) the increase in revenues in the OEM of Heat Management Solutions operating segment. This was partially offset by decreased revenues in the OEM of Electric Motion Systems operating segment for the twelve months ended December 31, 2011 compared to the twelve months ended December 31, 2010 due to growing weakness in the relevant markets.

Revenues from OEM of Heat Management Solutions. Revenues from OEM of Heat Management Solutions segment increased to $30.0 million for the year ended December 31, 2011 from $29.7 million for the year ended December 31, 2010, an increase of 1.2%.

Revenues from OEM of Electric Motion Systems. Revenues from OEM of Electric Motion Systems segment decreased  to $11.7 million for the year ended December 31, 2011, from $13.0 million for the year ended December 31, 2010, a decrease of 10.6%. During 2011 this segment experienced a gradual decrease in revenues due to growing weakness in the relevant markets

Revenues from Heat Transfer Services and Products. Revenues from Heat Transfer Services and Products increased to $27.6 million for the year ended December 31, 2011, from $24.5 million for the year ended December 31, 2010, an increase of 12.8%. The increase was attributable to increased sales both to existing and new customers.

Revenues from MRO services for Aviation Components. Revenues from MRO services for Aviation Components increased to $20.1 million for the year ended December 31, 2011, from $16.3 million for the year ended December 31, 2010, an increase of 23.4%. The increase was attributable to increased sales both to existing and new customers.

Cost of revenues. Cost of revenues was $66.2 million for the twelve months ended December 31, 2011 compared to $61.2 million for the twelve months ended December 31, 2010 (excluding write down of inventories and impairment charges of long lived assets), an increase of 8.2%. This primarily reflects (i) the increase in cost of revenues in the Heat Transfer Services and Products operating segment; and (ii) the increase in cost of revenues in the MRO Services for Aviation Components operating segment, attributable to the increase in revenues in these operating segments; partially offset by (iii) the decrease in cost of revenues in the OEM of Electric Motion Systems operating segment attributable to the decrease in revenues in this operating segment.

Cost of revenues as a percentage of revenues was 77.5% for the twelve months ended December 31, 2011, similar to 76.7% for the twelve months ended December 31, 2010 (excluding write down of inventories and impairment charges of long lived assets). This increase is primarily attributable to product mix with higher margin products sold during the twelve months ended December 31, 2011, in the Heat Transfer Services and Products and MRO Services for Aviation Components operating segments; partially offset by product mix with lower margin products sold during the twelve months ended December 31, 2011 in the OEM of Electric Motion Systems operating segment.

All of the following cost of revenues’ data for the operational segments does not reflect the elimination of inter-company transactions.

Cost of revenues for OEM of Heat Management Solutions. Cost of revenues for OEM of Heat Management Solutions was $22.7 million for the year ended December 31, 2011, similar to $22.4 million for the year ended December 31, 2010.

Cost of revenues as a percentage of revenues in this segment was 75.5% in the year ended December 31, 2011, similar to 75.6% for the year ended December 31, 2010.

Cost of revenues for OEM of Electric Motion Systems. Cost of revenues for OEM of Electric Motion Systems segment decreased to $9.4 million for the year ended December 31, 2011, from $10.1 million for the year ended December 31, 2010,  a decrease of 7.0%. This decrease is mainly attributable to the decrease in revenues in these operating segments.

Cost of revenues as a percentage of revenues in this segment increased to 80.5% in the year ended December 31, 2011, from 77.4% in the year ended December 31, 2010, primarily as a result of product mix with lower margin products sold during year 2011 and of the higher rate of fixed costs to total costs resulting from the lower revenues in 2011 compared with 2010.

Cost of revenues for Heat Transfer Services and Products. Cost of revenues for Heat Transfer Services and Products increased to $20.2 million for the year ended December 31, 2011 from $18.0 million for the year ended December 31, 2010, an increase  of 12.0%. This increase in mainly attributable to the increase in revenues in 2011.

Cost of revenues as a percentage of revenues in this segment decreased to 73.1% in the year ended December 31, 2011 from 73.6% for the year ended December 31, 2010, primarily as a result of product mix with higher margins sold during year 2011.

Cost of revenues for MRO services for Aviation Components. Cost of revenues for MRO services for Aviation Components increased to $17.9 million for the year ended December 31, 2011 from $14.6 million for the year ended December 31, 2010, an increase of 22.2%.  This increase in mainly attributable to the increase in revenues in 2011.

Cost of revenues as a percentage of revenues in this segment decreased to 88.8% in the year ended December 31, 2011 from 89.6% for the year ended December 31, 2010, primarily as a result of product mix with higher margins sold during year 2011.

Write down of inventory and impairment charges of long lived assets. For the year ended December 31, 2011, charges under this item were $5.5 million attributable to a non-recurring write down of inventory and impairment charges of intangible assets and fixed assets in the MRO Services for Aviation Components operation and $0.3 million attributable to impairment of intangible asset ‘Customer Relations’ in the OEM of Electric Motion Systems operating segment. For the year ended December 31, 2010, charges under this item were $3.5 million attributable to a non-recurring write down of inventory in the MRO Services operation.

Research and development, net. Research and Development expenses were $0.8 million for the twelve months ended December 31, 2011, similar to $0.7 million for the twelve months ended December 31, 2010, and are related to new products and technologies within the OEM operations in Israel. Research and Development expenses as a percentage of revenues were 1% in the twelve months ended December 31, 2011 and in the twelve months ended December 31, 2010. TAT does expect to continue to incur research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $3.4 million for the twelve months ended December 31, 2011, similar to $3.5 million for the twelve months ended December 31, 2010. This reflects an increase in selling and marketing expenses in the OEM of Electric Motion Systems operating segment; partially offset by the decrease in selling and marketing expenses in the MRO Services for Aviation Components operating segment. Selling and marketing expenses as a percentage of revenues were 4.0 % for the twelve months ended December 31, 2011, compared to 4.4% for the twelve months ended December 31, 2010 due to the higher revenues in 2011.

General and administrative expenses.  General and administrative expenses decreased to $10.9 million for the twelve months ended December 31, 2011, from $12.8 million for the twelve months ended December 31, 2010, a decrease of 14.7%. This reflects (i) a decrease in the MRO Services for Aviation Components operating segment due to a $1.8 million non-recurring expense recorded in the fourth quarter of 2010 related to the Parts services operations and the Propellers MRO operations contributed to FAvS (see also “Settlement Agreement with FAvS” below); and (ii) a decrease in the OEM of Electric Motion Systems operating segment; offset by (iii) an increase in the Heat Transfer Services and Products operating segment; and (iv) an increase in the OEM of Heat Management Solutions.

General and administrative expenses as a percentage of revenues were 12.8% for the twelve months ended December 31, 2011, compared to 16.1% for the twelve months ended December 31, 2010 primarily due to the non-recurring expense recorded in the fourth quarter of 2010 and to the higher revenues in 2011.

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

Operating loss. TAT reported an operating loss of $1.6 million for the twelve months ended December 31, 2011, compared to an operating loss of $6.6 million for the twelve months ended December 31, 2010 – a decrease of $5.0 million in operating loss. Excluding the said write down of inventory and impairment charges of long lived assets and goodwill, operating income for the twelve months ended December 31, 2011 was $4.2 million compared to operating income of $1.6 million for the twelve months ended December 31, 2010, an increase of 159%. The increase in operating income (excluding these write downs) is primarily attributable to the increase in income from operations in the Heat Transfer Services and Products operating segment and a decrease in operating loss in the MRO Services for Aviation Components operating segment; partially offset by the decrease in income from operations in the OEM of Heat Management Solutions operating segment and the operating loss in the OEM of Electric Motion Systems operating segment.

Financial expenses. Financial expenses were $2.2 million for the twelve months ended December 31, 2011, compared to $1.7 for the twelve months ended December 31, 2010. Financial expenses during the twelve months ended December 31, 2011 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel, change in the fair value of unrealized hedging transactions profits, and interest payments on short-term credit and long-term loans.

Financial income. Financial income for the twelve months ended December 31, 2011 was $1.8 million, compared to $1.6 million for the twelve months ended December 31, 2010. Financial income during the twelve months period ended on December 31, 2011 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, realized profits from hedging transactions, interest received from the Israeli tax authorities for excess payments made in previous years and from interest received on short-term investments.

Other expense, net. Other expense for the twelve months ended December 31, 2010, was $0.2 million and is attributable to other-than-temporary impairment loss on auction rate securities based on fair value estimation.

Taxes. income for the twelve months ended December 31, 2011, amounted to $0.3 million, compared to tax income of $4.1 million for the twelve months ended December 31, 2010. Tax income for the twelve months ended December 31, 2011, is primarily attributable to (i) an increase in pre-tax income in the Heat Transfer Services and Products operating segment; (ii) a decrease in pre-tax loss in the MRO Services for Aviation Components operating segment; (iii) increase in tax expenses in the OEM of Heat Management Solutions operating segment, due to higher income before tax for Israeli tax purposes that was impacted by changes in exchange rates between U.S. dollar and the Israeli Shekel. The increase in the tax expenses was partially offset by the pre-tax losses incurred in the OEM of Electric Motion Systems operating segment.

Share in results of affiliated company and impairment of share in affiliated Company. TAT recognized income of $0.33 million from its interest in FAvS’s results for the twelve months ended December 31, 2011 compared to loss of $4.5 million from its interest in FAvS’s results and impairment of its share in FAvS (with the assistance of an independent appraisal) for the twelve months ended December 31, 2010.

On June 30, 2011 TAT’s interests in FAvS were diluted from 36.6% to 30.3% (30.02% as of December 31, 2011) (see also “Settlement Agreement with FAvS” below).

Net loss (income)attributable to noncontrolling interest. TAT recognized an immaterial amount of net loss attributable to noncontrolling interest for the twelve months ended December 31, 2011 compared with net income attributable to noncontrolling interest of $0.1 million for the twelve months ended December 31, 2010, primarily attributable to our 70% held Bental subsidiary.

Net loss attributable to controlling interest. TAT recognized a net loss of $1.0 million for the twelve months period ended on December 31, 2011 compared to net loss of $7.4 million for the twelve months ended on December 31, 2010.

Year ended December 31, 2010 compared with Year ended December 31, 2009

Revenues. Total revenues were $79.8 million for the twelve months ended December 31, 2010, compared to $83.1 million for the twelve months ended December 31, 2009, a decrease of 4%. This reflects the contribution of the Parts services and Propellers MRO operations to FAvS and the decrease in revenues in the MRO services for aviation components operating segment; partially offset by (i) the increase in revenues in the Heat Transfer Services and Products operating segment; (ii) the increase in revenues in the OEM of Heat Management Solutions operating segment; and (iii) the increase in revenues in the OEM of Electric Motion Systems operating segment. Excluding the Parts services and Propellers MRO operations contributed to FAvS, total revenues for the twelve months ended December 31, 2010, reflected a 17% increase compared to the twelve months ended December 31, 2009.

Revenues from OEM of Heat Management Solutions. Revenues from OEM of Heat Management Solutions operating segment increased to $29.7 million for the year ended December 31, 2010 from $28.6 million for the year ended December 31, 2009, an increase of 3.6%. The increase in that segment’s revenues was attributable to increased sales both to existing and new customers.

Revenues from Heat Transfer Services and Products. Revenues from Heat Transfer Services and Products increased to $24.5 million for the year ended December 31, 2010, from $17.5 million for the year ended December 31, 2009, an increase of 39.9%. The increase in that segment’s revenues was attributable to increased revenues to existing and new customers.

Revenues from MRO services for aviation components. Revenues from MRO services for aviation components decreased to $16.3 million for the year ended December 31, 2010, from $24.8 million for the year ended December 31, 2009, a decrease of 34.1%. The decrease in MRO services for aviation components revenues in the year ended December 31, 2010, was primarily attributable to the contribution of the Propellers MRO operations to FAvS (which amounted to $9.0 million for the twelve months ended December 31, 2009). Excluding the Propellers MRO operations contributed to FAvS, total revenues from MRO services for the twelve months ended December 31, 2010, reflected a 3.5% increase compared to the twelve months ended December 31, 2009 attributable to increased sales both to existing and new customers.

Revenues from OEM of Electric Motion Systems. Revenues from OEM of Electric Motion Systems segment increased to $13.0 million for the year ended December 31, 2010, from $11.3 million for the year ended December 31, 2009, an increase of 15.2%. The increase was attributable to increased sales to existing customers.

Revenues from parts services. On December 4, 2009, TAT sold its parts segment to FAvS (See “Item 4 – Information of the Company; History and development of TAT” and further below under General and Administrative Expenses). Revenues from parts services amounted to $6.1 million for the period ended December 4, 2009.

Cost of revenues. Cost of revenues were $64.7 million for the year ended December 31, 2010, compared to $66.9 million for the year ended December 31, 2009, a decrease of 3.3%. Cost of revenues for the year ended December 31, 2010 included a $3.5 million expenses related to a write down of inventories in the MRO services for aviation components operating segment. Cost of revenues, excluding the said $3.5 million inventory write down, for the twelve months ended December 31, 2010, were $61.2 compared to $66.9 million for the twelve months ended December 31, 2009, a decrease of 8.5%. The decrease in cost of revenues was primarily attributable to (i) decreased cost of revenues related to the Parts services and Propellers MRO operations contributed to FavS; and (ii) decrease in cost of revenues in the remaining MRO services for aviation components operations; partially offset by (iii) an increase in cost of revenues in the OEM operations in Israel; and (iv) an increase in cost of revenues in the Heat Transfer Services and Products operations.

Cost of revenues excluding the inventory write down and cost of revenues from the Parts services and Propellers MRO operations contributed to FAvS, as a percentage of revenues was 76.7% for the twelve months ended December 31, 2010, comparing to 80.5% for the twelve months ended December 31, 2009. That was primarily attributable to (i) product mix with higher margin products sold in the Heat Transfer Services and Products and in the MRO services for aviation components operating segment; partially offset by (ii) product mix with lower margin products sold in the OEM operations in Israel affected partially by the NIS currency appreciation to the U.S. Dollar.

All of the following cost of revenues data for the operational segments does not reflect the elimination of inter-company transactions.

Cost of revenues for OEM of Heat Management Solutions. Cost of revenues for OEM of Heat Management Solutions increased to $22.4 million for the year ended December 31, 2010, from $19.8 million for the year ended December 31, 2009, an increase of 13.2%. This increase in cost of revenues is primarily attributable to product mix with lower margin (products sold in this segment affected partially by the NIS currency appreciation to the U.S. Dollar). Cost of revenues as a percentage of revenues in this segment increased to 75.6% in the year ended December 31, 2010, from 69.2% for the year ended December 31, 2009, primarily attributable to the reasons mentioned above.

Cost of revenues for Heat Transfer Services and Products. Cost of revenues for Heat Transfer Services and Products increased to $18.0 million for the year ended December 31, 2010 from $15.6 million for the year ended December 31, 2009, an increase of 15.6%, primarily as a result of the increase in revenues in 2010.

Cost of revenues as a percentage of revenues in this segment decreased to 73.6% in the year ended December 31, 2010 from 89.0% for the year ended December 31, 2009, primarily as a result of product mix with higher margins sold during year 2010.

Cost of revenues for MRO services for aviation components. Cost of revenues for MRO services for aviation components decreased to $14.6 million for the year ended December 31, 2010 from $22.3 million for the year ended December 31, 2009, a decrease of 34.5%. The decrease in cost of revenues in the year ended December 31, 2010, was primarily attributable to the contribution of the Propellers MRO operations to FAvS (which amounted to $6.9 million for the twelve months ended December 31, 2009).  Excluding the Propellers MRO operations contributed to FAvS, total cost of revenues from this operating segment for the twelve months ended December 31, 2010, reflected a 5.17% decrease compared to the twelve months ended December 31, 2009, primarily as a result of product mix with higher margin products sold in 2010 and as a result of additional costs in 2009 related to settlement of Repair Center and Storefront agreements.

Cost of revenues as a percentage of revenues in this segment decreased to 89.6% in the year ended December 31, 2010 from 97.7% (excluding the Propellers MRO operations contributed to FAvS ) for the year ended December 31, 2009, primarily as a result of product mix with higher margins sold during year 2010, as well as to the additional costs in this segment related to the settlement of Repair Center and Storefront agreements.

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

Selling and marketing expenses. Selling and marketing expenses decreased to $3.5 million for the year ended December 31, 2010, from $3.7 million for the year ended December 31, 2009. The 7% decrease in selling and marketing expenses was primarily attributable to expenses related to the Parts services operations and Propellers MRO operations contributed to FAVS. Selling and marketing expenses as a percentage of revenues were 4.4% for the twelve months ended December 31, 2010, similar to 4.5% for the twelve months ended December 31, 2009. TAT does expect to continue and invest additional resources in selling and marketing activities in coming years.

General and administrative expenses.  General and administrative expenses decreased to $12.8 million for the year ended December 31, 2010, from $15.0 million for the year ended December 31, 2009. The 14% decrease in general and administrative expenses was primarily attributable to (i) a $1.7 million one time expense recorded in 2009 and associated with the write off of a customer debt in the MRO services for aviation components operating segment, (ii) a $0.6 million of relocation recorded in 2009 expenses as mentioned below, (iii) a decreased cost of payroll and professional services resulting from our U.S. subsidiary, Limco, ceasing to be publicly traded commencing July 2009, and to (iv) expenses related to the Parts services operations and the Propellers MRO operations contributed to FAvS.

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

Impairment of Goodwill and Intangible assets. For the year ended December 31, 2010, charges under this item were $4.7 million primarily attributable a $4.2 million impairment of goodwill in the MRO services for aviation components reporting unit and a $0.48 million impairment of ‘Customer Relations’ in the same reporting unit, during the quarter ended September 30, 2010. These impairments were related to adverse changes in the future outlook for  MRO services business including a weak U.S. and global economy which resulted in a reduction in projected future demand for the MRO services.

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

Other expense. Other expense for the twelve months ended December 31, 2010, was $0.2 million and is attributable to other-than-temporary impairment loss on Auction Rate Securities based on a fair value  estimation.

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

Share in results of affiliated company and impairment of share in affiliated company. The Company recognized a loss of $4.5 million from its share in loss and impairment of 37% interest in FAvS results for the year ended December 31, 2010.  The impairment was based on an independent appraisal. TAT recognized an immaterial loss from its Share in income of its interest in FAvS for the month of December 2009.

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

Quarterly Results Of Operations

The following table presents the unaudited consolidated statements of operations data for each of the eight fiscal quarters ended December 31, 2011, in dollars and as a percentage of revenues. In the opinion of TAT’s management, this unaudited information has been prepared on the same basis as TAT’s audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the unaudited information for the quarters presented. The results of operations for any quarter are not necessarily indicative of results that TAT might achieve for any subsequent periods.

	Three months ended
	2011				2010
	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
	($ in thousands)
Revenues	$23,391	$20,710	$19,894	$21,402	$23,817	$18,922	$18,649	$18,367
Cost of revenues	18,442	16,284	15,801	15,692	17,937	14,915	14,357	13,979
Write down of inventory and impairment charges of long lived assets	-	5,763	-	-	-	3,500	-	-
Gross profit	4,949	(1,337)	4,093	5,710	5,880	507	4,292	4,388
Research and Development, net	143	180	198	265	192	132	186	141
Selling and marketing expenses	957	715	885	882	975	834	960	706
General and administrative expenses	2,940	2,985	2,555	2,469	4,103	3,104	2,684	2,941
Impairment of goodwill and intangible assets	-	-	-	-	-	4,704	-	-
Gain from sale of the propellers & parts businesses	(44)	(125)	-	-	-	-	-	-
Operating income (loss)	953	(5,092)	455	2,094	610	(8,267)	462	600
Financial income (expenses), net	(334)	(377)	122	209	59	261	(384)	(47)
Other expense	-	-	-	-	(200)	-	-	-
Gain from dilution of interests in affiliated company	-	-	240	-	-	-	-	-
Income (loss) before income taxes	619	(5,469)	817	2,303	469	(8,006)	78	553
Income taxes (benefit)	363	(1,948)	489	780	(1,378)	(2,977)	176	26
Share in results of affiliated company and impairment of share in affiliated company	(119)	167	197	86	(4,879)	(50)	213	206
Net income (loss)	137	(3,354)	525	1,609	(3,032)	(5,079)	115	733
Net loss (income) attributable to non controlling interest	(20)	70	110	(107)	(26)	(6)	(96)	5
Net income (loss) attributable to TAT Technologies’ Shareholders	$117	$(3,284)	$635	$1,502	$(3,058)	$(5,085)	$19	$738

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	78.8	78.6	79.4	73.3	75.3	78.8	77.0	76.1
Write down of inventory and impairment charges of long lived assets	-	27.8	-	-	-	18.5	-	-
Gross profit	21.2	(6.4)	20.6	26.7	24.7	2.7	23.0	23.9
Research and Development, net	0.6	0.9	1.0	1.2	0.8	0.7	1.0	0.8
Selling and marketing expenses	4.1	3.5	4.4	4.1	4.1	4.4	5.1	3.8
General and administrative expenses	12.6	14.4	12.9	11.6	17.2	16.4	14.4	16.0
Write off of goodwill and intangible assets	-	-	-	-	-	24.9	-	-
Gain from sale of the propellers & parts businesses	(0.2)	(0.6)	-	-	-	-	-	-
Operating income (loss)	4.1	(24.6)	2.3	9.8	2.6	(43.7)	2.5	3.3
Financial income (expenses), net	(1.4)	(1.8)	0.6	0.9	0.2	1.4	(2.1)	(0.3)
Other expense	-	-	-	-	(0.8)	-	-	-
Gain from dilution of interests in affiliated company	-	-	1.2	-	-	-	-	-
Income (loss) before income taxes	2.7	(26.4)	4.1	10.7	2.0	(42.3)	0.4	3.0
Income taxes (benefit)	(1.6)	(9.4)	2.5	3.6	(5.8)	(15.7)	0.9	0.1
Share in results of affiliated company and impairment of share in affiliated company	(0.5)	(0.8)	1.0	*	(20.5)	(0.3)	1.1	1.1
Net income (loss)	0.6	(16.2)	2.6	7.1	(12.7)	(26.9)	0.6	4.0
Net loss (income) attributable to non controlling interest	(0.1)	0.3	0.6	(0.5)	(0.1)	-	(0.5)	-
Net income (loss) attributable to TAT Technologies’ Shareholders	0.5%	(15.9)%	3.2%	7.0%	(12.8)%	(26.9)%	0.1%	4.0%

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

Seasonality

In the OEM industry in general and in TAT’s OEM businesses in particular, the majority of customers operate based on annual budgets and tend to utilize during fiscal fourth quarter the remaining balance of any un-used budgets. This trend is more typical with customers from the defense industry. Accordingly, it is most likely to notice increased revenues in the OEM businesses (such as TAT’s OEM of Heat Management Solutions and OEM of Electric Motion Systems) during fiscal fourth quarter. Notwithstanding, the aviation industry the fiscal third quarter is known for its highest traffic, primarily attributed to summer vacations. Therefore, during fiscal third quarter, airlines tend to postpone, to the extent possible, maintenance and repair of their aircraft to minimize aircraft grounding. Accordingly it is most likely to notice decreased revenues in the MRO businesses (such as TAT’s MRO for Aviation Components and Heat Transfer Services and Products) during fiscal third quarter with recovery during subsequent quarters.

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

Impact of Currency Fluctuation and of Inflation

TAT reports its financial results in dollars and receives payment primarily in dollars or dollar-linked NIS for all of its sales while it incurs a portion of its expenses, principally salaries and related personnel expenses in Israel, in NIS. Additionally, certain assets, as well as a portion of its liabilities, are denominated in NIS. Therefore, the dollar cost of its operations is influenced by the extent to which any inflation in Israel is offset on a lagging basis, or is not offset by the devaluation of the NIS in relation to the U.S. dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar, the dollar cost of operations in Israel increases. If the dollar cost of operations in Israel increases, its dollar-measured results of operations will be adversely affected. TAT cannot assure you that TAT will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

The following table presents information about the rate of inflation in Israel, the rate of devaluation (appreciation) of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate%	NIS appreciation (devaluation) to the US dollar rate%	Israeli inflation adjusted for appreciation (devaluation) %
2003	(1.9)	7.6	5.7
2004	1.2	1.6	2.8
2005	2.4	(6.8)	(4.4)
2006	(0.1)	8.2	8.1
2007	3.4	9.0	12.4
2008	3.8	1.1	4.9
2009	3.9	0.7	4.6
2010	2.7	6.4	9.1
2011	2.2	(7.7)	(5.5)

A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of its expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the U.S. dollar. This devaluation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the U.S. dollar. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked NIS assets and the U.S. dollar amounts of any unlinked NIS liabilities and expenses. During the years 2010 and 2009 the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of TAT’s NIS expenses. Such trend was reversed during the first half of 2011 and by the end of the year the NIS depreciated against the U.S. dollar by 7.7%. During the first four months of 2012 U.S. dollar is traded in similar levels.

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

Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2011 was 24% and was due to further gradually reduce to 18% in 2016 and thereafter. Nevertheless, on December 5, 2011, the Knesset (Israel's Parliament) passed a law for changing the tax burden (Legislative Amendments), which canceled, among others, the gradual reduction in the corporate tax rates in Israel. In addition, the corporate tax in Israel will be increased to 25% starting in 2012. However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise. Until December 31, 2011,  TAT and Bental have elected to participate in the alternative package of tax benefits for its current approved enterprise and beneficiary enterprise under the Law for the Encouragement of Capital Investments, 1959, as amended, the income derived from those enterprises will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period.

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

Under the transitional provisions of the 2011 Amendment, the Company and Bental elected to irrevocably implement the 2011 Amendment with respect to its existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment.

Certain investment income derived by TAT from investments may not be regarded by the Israeli tax authorities as income from TAT’s approved and beneficiary enterprises and consequently may be taxed at the regular statutory rate in Israel.

Certain of TAT’s subsidiaries operate in and are subject to the tax laws of various other jurisdictions, primarily the United States. TAT’s U.S. subsidiaries are taxed based on federal and state tax laws. The effective tax of TAT’s U.S. subsidiaries was 38% in the years ended December 31, 2011, 2010 and 2009, respectively.

Recently Issued Accounting Standards

In September, 2011, the FASB issued ASU 2011-08, Intangibles – Goodwill and Other, which simplifies how an entity is required to test goodwill for impairment. This ASU would allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under the ASU, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The ASU includes a number of factors to consider in conducting the qualitative assessment.  The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted. This standard is not expected to have a material impact on the Company’s reported results of operations or financial position. For 2011,  the Company already performed its annual Goodwill impairment testing

In June, 2011, the FASB issued ASU No. 2011-05. Under the amendments in this ASU, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this ASU should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The Company will adopt ASU 2011-05 retrospectively on January 1, 2012 and does not anticipate that the ASU will have a material effect on its financial position or results of operations.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 changes certain fair value measurement principles and clarifies the application of existing fair value measurement guidance. These amendments include, among others, (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (3) disclosing quantitative information about the unobservable inputs used within the Level 3 hierarchy. The amendments are effective for interim and annual periods beginning after December 15, 2011 on a prospective basis. The Company does not expect ASU 2011-04 to have a material effect on its consolidated financial statements.

Liquidity and Capital Resources

As of December 31, 2011, TAT had cash and cash equivalents of $26.2 million, marketable securities of $1.9 million and restricted cash, both long term and short term, of $3.3 million which equals $31.4 million of financial assets, compared with cash and cash equivalents of $27.0 million, marketable securities of $2.5 million and restricted cash of $5.1 million which equals $34.6 million as of December 31, 2010. The decrease in cash and cash equivalents in 2011 included, among others, repayments of $4.1 million of long term loans, partially offset by $3.3 million of loans and short term credit received from banks in Israel and the U.S.

On November 15, 2011, TAT’s subsidiary, Limco-Piedmont renewed its credit facility with a U.S bank for an additional 21 month period ending on August 31, 2013 for borrowings of up to $10 million under certain conditions, of which, as of December 31, 2011, Limco-Piedmont had utilized $4.4 million. As of December 31, 2011 the Company met all financial covenants related to such credit facility.

In connection with TAT's investment in FAvS, on October 1, 2010, TAT’s subsidiary, Piedmont agreed to extend a guaranty for $6.6 million regarding a debt incurred by FAvS in connection with the AeTR acquisition, by providing a letter of credit to the lender for FAvS. The guaranty was issued for a period of 15 months ending December 31, 2011 and its amount was reduced as such debt amortized in increments of $0.1 million per month. Piedmont was also granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event that the letter of credit was drawn upon. Piedmont also entered into an intercreditor agreement with the lender to FAvS which subordinated Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender. Simultaneously with the execution of the Settlement Agreement with FAvS on June 30, 2011, as described further below, Piedmont agreed to extend the guarantee through June 30, 2013 and to continue to provide a letter of credit to secure such guaranty.  The amortization schedule for such debt was revised so that no amortization will occur until June 30, 2012.  Thereafter, the debt would be amortized at the rate of $0.2 million per month. The value of the guaranty was estimated by management at the amount of $0.1 million. As of December 31, 2011 the guaranty amount is $5.8 million.

With regards to loans balance in the total amount of $5.5 million received by TAT from an Israeli bank, in September, 2011 TAT reached agreement with its lending bank to adjust certain financial covenants related to the said loans. Accordingly, as of December 31, 2011 the Company met all financial covenants related to such loans. On November 7, 2011, the Company made a prepayment of $2.25 million, following which its remaining balance was $3.25 million.

On September 7, 2011 TAT received a loan from its Bental subsidiary for the total amount of NIS2.5 million (approximately $0.7 million), to be repaid in whole at the end of a 24 month period (the “Term”). The principle amount bears interest of Prime +1% payable on a quarterly basis and may be repaid at any time during the Term upon TAT’s discretion. Simultaneously with such loan, Bental received a loan from an Israeli bank for similar amount under similar terms and conditions.

Capital expenditures for the years ended December 31, 2011, 2010 and 2009 were approximately $3.3 million, $2.9 million and $2.8 million, respectively. These capital expenditures were principally for the purchase of equipment for the OEM and MRO facilities. TAT funded these expenditures from cash flows from operations and also from financing activities. TAT expects that its available cash and cash equivalents and cash flow that will be generated from operations will be sufficient to enable it fund its capital expenditures.

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

On April 22, 2012, subsequent to the balance sheet date, TAT’s Board declared a cash dividend in the total amount of $2.5M’ (approximately NIS9.4  million), or $0.283 per share (approximately NIS1.065 per share), for all of the shareholders of TAT. The dividend will be paid to shareholders of record on May 3, 2012. TAT will pay the dividend on May 17, 2012.

Cash Flows

The following table summarizes TAT’s cash flows for the periods presented:

	Year Ended December 31,
	(in thousands)
	2011	2010	2009
Net cash provided by (used in) operating activities	$696	$3,038	$(79)
Net cash provided by (used in) investing activities	(602)	(2,986)	770
Net cash provided by (used in) financing activities	848	1,358	(8,912)
Effect of changes in exchange rate on cash and cash equivalents of foreign currency subsidiary company	(51)	59	(110)
Net increase (decrease) in cash and cash equivalents	(805)	1,469	(8,331)
Cash and cash equivalents at beginning of the year	27,037	25,568	33,899
Cash and cash equivalents at end of the year	$26,232	$27,037	$25,568

The net cash provided by operating activities for the year ended December 31, 2011 amounted to approximately $0.7 million, compared to $3.0 million for the year ended December 31, 2010 and net cash used of  $0.1 for the year ended December 31, 2009. Net cash provided by operating activities  for the year ended December 31, 2011 was principally derived from $1.1 million of net loss  and from the following adjustments for the following non-cash line items: an upwards adjustment of $3.3 million for depreciation and amortization; an upwards adjustment of $2.5 million for write down of inventory, an upwards adjustment of $3.3 million for impairment of long lived assets; an upwards adjustment of $1.3 million for decrease in other accounts receivable and prepaid expenses. This was offset with a downward adjustment of $0.9 million for increase in deferred income taxes net, a downward adjustment of $1.2 million for increase in related parties, net and trade accounts receivable, a downward adjustment of $2.0 million for increase in inventories (excluding the above write down), a downward adjustment of $2.5 million for decrease in trade accounts payable and a downward adjustment of $1.6 million for decrease in other accounts payable and accrued expenses.

Net cash provided by operating activities for the year ended December 31, 2010, was principally derived from $7.3 million of net loss and from the following adjustments for the following non-cash line items: an upwards adjustment of $3.4 million for depreciation and amortization; an upwards adjustment of $3.5 million for write down of inventory, an upwards adjustment of $4.7 million for impairment of goodwill and long lived assets; an upwards adjustment of $4.5 million for share in loss and  impairment of investment of an affiliated company, an upwards adjustment of $1.8 million for increase in trade accounts payable, an upwards adjustment of $1.6 million for increase in other accounts payable and accrued expenses. This was offset with a downward adjustment of $3.0 million for increase in deferred income taxes, net, a downward adjustment of $4.7 million for increase in trade accounts receivable, a downward adjustment of $1.6 million for increase in inventories (excluding the above write down), a downward adjustment of $1.0 million for increase in other accounts receivable and prepaid expenses.

The increase in trade receivables in 2010 resulted primarily from the increased revenues, excluding revenues of the Parts services and Propellers MRO operations contributed to FAvS on December 4, 2009. The increase in inventories in 2011 and 2010 resulted from purchases of inventories in relatively large quantities sufficient to support long term contracts, enabling TAT to enjoy relatively lower prices.

Net cash used in investing activities was approximately $0.6 million for the year ended December 31, 2011, compared to net cash used in investing activities of $3.0 million for the year ended December 31, 2010 and net cash provided by investing activities of approximately $0.8 million for the year ended December 31, 2009.

Of the cash used in investing activities in the year ended December 31, 2010 approximately $3.3 million were used for the purchase of property and equipment, primarily production equipments and building improvements and $0.6 million used for the purchase of marketable securities, partially offset by $1.2 million of proceeds received from selling marketable securities and $1.8 million from the exercise of restricted deposit.

Of the cash used in investing activities in the year ended December 31, 2010 approximately $3.0 million were used for the purchase of property and equipment, primarily production equipments and building improvements and $0.6 million used for the purchase of marketable securities, partially offset by $0.9 million of proceeds received from selling marketable securities.

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

Net cash used in financing activities was approximately $0.8 million for the year ended December 31, 2011, compared to net cash provided by financing activities of approximately $1.4 million for the year ended December 31, 2010 and net cash used in financing activities of approximately $8.9 million for the year ended December 31, 2009.

In the year ended December 31, 2011, the net cash used in financing activities was primarily attributable to repayments of $3.4 million of long term loan, partially offset by proceeds of $2.6 million short term credit received from a bank.

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

A.           Research and Development, Patents and Licenses

Not applicable.

B.           Trend Information

Our revenues in the US in fiscal 2012 are expected to be impacted by global trends of increased traffic reported by airlines, by the steady recovery in the demand for MRO services as well as by positive indications from OEM in the aerospace and defense industries. We also expect that as the aerospace industry recovers, our revenues will trend upward.

C.           Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

D.           Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2011 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt obligations	$9,337,000	$4,917,000	$4,420,000	$-	$-
Operating lease obligations (1)	5,076,860	585,883	1,143,278	1,154,077	2,193,622
Purchase commitments	3,564,343	3,564,343	-	-	-
Estimated long-term loan interest (2)	517,000	254,000	263,000	-	-
Total	$18,495,203	$9,321,226	$5,826,278	$1,154,077	$2,193,622
_________________

(1)
Pursuant to the terms of the agreement we entered into with TAT Industries in 2000 to purchase its operations relating to the manufacture of aviation accessories, we rent from TAT Industries the real estate and buildings encompassing an area of approximately 302,000 square feet for a period of 24 years and eleven months.  In consideration we agreed to pay TAT Industries annual rental payments of approximately $408,000 for the year ended December 31, 2011 with an additional incremental payment of 2% per year.  Such rental rates are subject to revaluation every fifth year.

(2)
Interest related to (i) a loan in the amount of $795,000 which bears annual fixed interest of 5.25% and will be repaid in August 2014; and (ii) loans in the total amount of $3,252,000 which will be repaid in four annual installments commencing 2011. These loans bear quarterly interest of Libor + 3.5% and Libor + 1.8%.

In addition, we have long-term liabilities for severance pay that are calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Employees are entitled to one month’s salary for each year of employment or a portion thereof.  As of December 31, 2011, our severance pay liability, net was $555,000.

Item 6.    Directors, Senior Management and Employees

A.           Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers, as of the date hereof:

Name	Age	Position
Rimon Ben-Shaoul	67	Chairman of the Board of Directors
Itsik Maaravi	52	Chief Executive Officer
Regina Ungar	49	Director
Paul Hall	55	Chief Executive Officer of Limco-Piedmont
Shmuel Mendel	60	Chief Executive Officer of Bental
Yaron Shalem	39	Chief Financial Officer
Shlomi Karako	53	Vice President Operations
Avi Shani	64	Independent outside Director **
Iris Shapira *, **	45	Independent Director **
Jan Loeb	53	Director
Nati Botbol	35	Director
Yankale Shahar	50	Independent outside Director **

(*) The appointment is effective as of the Board of Directors’ approval and will be reapproved in the next annual shareholders meeting.

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

Avi Shani has served as an outside director (within the meaning of the Israeli Companies Law) since August 2008 and is a member of TAT’s Audit Committee; in August 2011, Mr. Shani was re-elected to serve as an outside director for a second three-year term. Mr. Shani is also serving as a director of Psagot Providence Funds and of Psagot Pensions Funds. From 2005 until 2008 Mr. Shani served as the CEO of TCM Mobile, a start up company, and prior to that, during years 2000 - 2004 he served as Executive Vice President Investments and Chief Economist of IDB Development, a leading Israeli holding company, in charge of new Investments. Mr. Shani holds a B.A degree in Economics and an MBA, both from Tel Aviv University.

Iris Shapira was elected as a director and as a member of TAT’s Audit Committee in January 2012. Ms. Shapira has served, since February 2010, as the CFO of Haldor Advanced Technologies Ltd. and, since 2010, as an outside director of Computer Direct Group Ltd. During 2010-2011, she served as an outside director of E.T. View Ltd, and during 2003-2007 as the CFO of Cloverleaf Communications Inc. Prior to that, Ms. Shapira served, inter alia, as the CFO of Emblaze Mobile Technologies Ltd. and of Mofet Venture Capital Fund. Ms. Shapira holds a B.A. in accounting and economics from Tel Aviv University and is a certified CPA (Israel).

Jan Loeb was elected as a director by our Board of Directors in August 2009. Mr. Loeb has served as President of Leap Tide Capital Management, Inc., a capital investment firm, since 2007. From February 2005 through January 2007, he served as a portfolio manager of Amtrust Capital Management, Inc. From February 2004 through January 2005, Mr. Loeb was a Portfolio Manager for Chesapeake Partners, a capital investment firm. From January 2002 through December 2004, Mr. Loeb was a Managing Director of Jefferies & Company, Inc., an investment banking firm based in New York City. From 1994 through 2001, Mr. Loeb was a Managing Director of Dresdner Kleinwort and Wasserstein, Inc., an investment banking firm based in New York City, which was formerly known as Wasserstein Perella & Co., Inc. Mr. Loeb is also a director of American Pacific Corp and was a director of Pernix Therapeutics Holdings, Inc. until September 2011. Mr. Loeb graduated from Baruch College – City University of New York with a baccalaureate in Finance and Investments.

Nati Botbol was elected as a director by our Board of Directors in April 2011.  Mr. Botbot has been the Chief Financial Officer of KMN Holdings Ltd. (the ultimate parent of the Company) since April 2011. From 2004 until 2011, Mr. Botbol was an Audit Senior Manager in Ernst &Young Israel. Mr. Botbol holds a BA in Economics and Accounting from Bar Ilan University.

Mr. Yacov Shahar had served as an outside director (within the meaning of the Israeli Companies Law) since August 2010 and is a member of TAT’s Audit Committee. Mr. Shahar served as the Chief Financial Officer and Vice President of Elad Group, Canada, from 2004 through 2005, and between years 1990-2004 he served as a customer relations manager in the business division at Bank Hapoalim. Mr. Shahar holds a B.A. degree in Economics and Mathematics from the Hebrew University of Jerusalem.

Mr. Itsik Maaravi has served as TAT’s Chief Executive Officer since January 2012. Prior to that, Mr. Maaravi served as President of TAT’s Piedmont subsidiary, a position he held since July 2011.  From July 2009 through June 2011 Mr. Maaravi was Chief Marketing Officer for Piedmont as well as for the Company’s Limco subsidiary.  Between 2000 and June 2009 Mr. Maaravi held senior marketing positions at Kamor Aviation and Israel Aerospace Industries.

Mr. Paul Hall has served as Limco-Piedmont Inc.’s Chief Executive Officer since January 2012. Prior to that, Mr. Hall served as President of TAT’s Limco subsidiary, a position he held since December 2009. Between the years 2007 and 2009 Mr. Hall served as Director of Operations for Ametek Aerospace and prior to that, Mr. Hall served as Manager of Operations and Sales with Delta Airlines. Mr. Hall holds a B.A in business management from Embry Riddle University.

Mr. Shmulik Mandel has served as Bental's Chief Executive Officer since June 2006. Between the years 1998-2006, Mr. Mandel served as the Chairman of the Board of Bental. From 1995 to 1998 Mr. Mandel served as the director of economic affairs for the United Kibutzim Movement in Israel. From 1993 to 2006 Mr. Mandel served as Chairman of the Board of Director of different corporations, among them Atudot Pension Fund Ltd., Lehavot Production and Shield Ltd., Lordan Ltd. and The Investment Company of the Bank for Industrial Development. Mr. Mandel holds a B.S degree in Computer Sciences from the Technion.

Mr. Yaron Shalem has served as TAT’s Chief Financial Officer since August 2008. Prior to that, between the years 2006 and 2008 Mr. Shalem served as the CFO of OrganiTech USA Inc. — a provider of high-tech hydroponics factories. Prior to that, during years 2003-2005 Mr. Shalem served as the CFO of Arelnet Ltd. — a provider of IP based telecom switches. Before that Mr. Shalem was the CFO of CellPay Ltd, an Israeli start-up provider in the Mobile Payment arena. Mr. Shalem holds a B.A. in Economy & Accounting from Tel Aviv University and an MBA degree from Bar-Ilan University.

Mr. Shlomi Karako has served as TAT’s VP Operations since June 2011. Prior to that, between the years 2009 and 2011 Mr. Karako served as an Executive Vice President at Spectronix Ltd.. From 2005 through 2009 Mr. Karako served as the General Manager of the business jets division of the Israel Aerospace Industry (IAI). Prior to that, Mr. Karako served in the Israeli Air Force (IAF) for 27 years and retired as Colonel – his last position was managing the aircraft department, with responsibility for engineering, maintenance and logistics for all IAF aircraft. Mr. Karako holds a B.Sc in mechanical engineering from Beer-Shiva University and an M.B.A. from Tel Aviv University.

Compensation

The following table sets forth all the compensation TAT paid with respect to all of its directors and executive officers as a group for the year ended December 31, 2011.

	Salaries, fees, Commissions and bonuses	Other benefits
All directors and executive officers as a group (10 persons)	$1,782,000	$344,000

During the year ended December 31, 2011, TAT paid its directors, the determined medium amounts permitted by law to an outside director (within the meaning of the Israeli companies Law) which was: a per meeting attendance fee of NIS 2,490 (approximately $695), plus an annual fee of NIS 65,600 (approximately $18,329).

On August 18, 2011, the general meeting of our shareholders approved compensation for our chairman, Mr. Ben-Shaoul, at a rate of USD 10,000 per month, commencing on the date of his appointment (April 14, 2011).

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

Election of Directors

Our articles of association provide for a board of directors consisting of  such number of directors as may be determined from time to time at a general meeting of shareholders, provided that it shall be no less than two or more than eleven. Our board of directors is currently composed of seven directors, including three independent directors, two of whom also qualify as outside directors within the meaning of the Israeli Companies Law.

Pursuant to our articles of association, our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting; in addition, directors (except the outside directors) may be appointed by a vote of a majority of directors then in office. All our directors (except the outside directors) hold office until the annual general meeting of shareholders succeeding their election (provided that if no directors are elected at the annual general meeting, the directors in office at the time such meeting was convened shall continue to hold their office) or until their earlier death, resignation, removal or other circumstances as set forth in the Israeli law..  All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.

The Israeli Companies Law requires the board of directors of a public company to determine a minimum number of directors with ‘‘accounting and financial expertise.’’  Our board of directors determined, accordingly, that at least two directors must have ‘‘accounting and financial expertise,’’ as such term is defined by regulations promulgated under the Israeli Companies Law.

We are exempt from the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors since we are a controlled company within the meaning of NASDAQ Marketplace Rule 5615(c)(2).  See below in this Item 6. “Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for a Controlled Company.”

Outside and Independent Directors

Outside Directors. Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two outside directors who meet the independence criteria set by the Israeli Companies Law.

A person is qualified to serve as an outside director only if he or she has “accounting and financial expertise” or “professional qualifications,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  At least one of the outside directors must have “accounting and financial expertise.”  Each of our outside directors has “accounting and financial expertise.”

The outside directors are elected by a majority vote at a shareholders meeting.  The shareholders voting in favor of their initial election must include at least a majority of the shares of the non-controlling shareholders of the company who voted on the matter (not including abstentions).  This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 2% or less of all of the voting rights in the company.

In general, outside directors serve for a three-year term and may be reelected to two additional three-year terms by one of the following mechanisms: (1) the board of directors proposed the re-election of the nominee and the re-election was approved by the majority required for appointment of outside directors for their initial term; or (2) a shareholder holding 1% or more of the company's voting rights proposed the re-election of the nominee, and the re-election was approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and of those who have a personal interest in the matter as a result of their relationships with the controlling shareholders, provided that the aggregate votes cast in favor of the re-election by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationships with the controlling shareholders constitute more than 2% of the company's voting rights.  An outside director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for that person’s appointment as outside director no longer exist, or that the outside director has violated his or her duty of loyalty to the company.  The resolution of the special general meeting of shareholders regarding the termination of office of an outside director requires the same majority that is required for the election of an outside director.  The court may order the termination of the office of an outside director on the same grounds, following a motion filed by a director or a shareholder.  If an outside directorship becomes vacant, the board of directors is required under the Israeli Companies law to convene a shareholders meeting immediately to appoint a new outside director.

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

Independent Directors.  As a controlled company, within the meaning of NASDAQ Marketplace Rule 5615(c)(2), we are exempt from the NASDAQ Marketplace Rule which requires that a majority of our board of directors qualify as independent directors, within the meaning of the NASDAQ Marketplace Rules.  See Item 6. “Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for a Controlled Company.”

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  In general, the audit committee must consist of at least three directors and must include all of the outside directors; the majority of the audit committee members must be independent directors within the meaning of the Israeli Companies Law. The audit committee may not include the chairman of the board of directors, any director employed by the company or providing services to the company on an ongoing basis, or a controlling shareholder or any of the controlling shareholder’s relatives.

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

Our audit committee consists of three members of our board of directors (including two outside directors) who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members.  Our board of directors has determined that each member of our audit committee qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.  The audit committee meets at least once each quarter.

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

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the business feasibility of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty requires that an office holder acts in good faith and for the benefit of the company, including (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received by virtue of his position as an office holder.

Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders

The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities. The office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or his relative (as defined in the Israeli Companies Law) is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

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

Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholders’ approval may be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder of the company has a personal interest.  The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and the shareholders. The shareholder approval for such a transaction must include the majority of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this majority approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than two percent of the voting rights in the company.

Under the regulations promulgated under the Israeli Companies Law, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval.  In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company or if the directors’ compensation does not exceed the maximum amount of compensation for outside directors determined by applicable regulations. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

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

Insurance for Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract to insure an office holder for acts or omissions performed by the office holder in such capacity for:

•	Breach of his or her duty of care to the company or to another person;

•	Breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests;

•	Monetary liability imposed upon the office holder in favor of another person;

•	A monetary obligation imposed on the office holder in favor of another person who was injured by a violation, as this term is defined in section 52(54)(a)(1)(a) of the Israeli Securities Law; and

•
Expenses expended by the office holder, including reasonable litigation expenses, and including attorney's fees, in respect of any proceeding under chapters 8-C, 8-D or 9-A of the Israeli Securities Law or in respect to any monetary sanction.

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

•	A monetary obligation imposed on the office holder in favor of another person who was injured by a violation, as this term is defined in section 52(54)(a)(1)(a) of the Israeli Securities Law;

•
Expenses expended by the office holder, including reasonable litigation expenses, and including attorney's fees, in respect of any proceeding under chapters 8-C, 8-D or 9-A of the Israeli Securities Law or in respect to any monetary sanction

•
Reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him by a court, in proceedings the company instituted against the office holder or that were instituted on the company’s behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a crime which does not require proof of criminal intent; or

•	Any other liability, payment or expense which the Company may indemnify its office holders under the Israeli Company Law, the Israeli Securities Law or other Israeli law.

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

Our articles of association include provisions which allow us to insure, indemnify and exempt our office holders, subject to the provisions of the Israeli Companies Law.  We currently maintain directors’ and officers’ liability insurance to cover liabilities of up to $25 million per claim and in the aggregate; following the approvals by our audit committee and the board of directors in accordance with the conditions of a "framework transaction" approved by the general meeting of shareholders on August 30, 2010, such insurance have been recently renewed for additional period of one year commencing on March 15, 2012.  In July 2004, our shareholders approved a form of directors and officers letter of indemnification and exemption for liabilities and expenses incurred as a result of their acts in their capacity as directors and officers of our company, in an aggregate amount not to exceed $5.0 million or 25% of our equity capital (net worth).

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

Following our acquisition of the shares of Limco-Piedmont held by the public in July 2009 we purchased a tail policy insuring the former directors and officers of Limco-Piedmont.  The coverage limit under the policy is $25 million and the premium for such policy is $190,000 dollars for the term of the policy.

In March 2012 our board of directors and audit committee approved the purchase of a directors and officers insurance policy for the directors and officers of our company and its subsidiaries, Limco-Piedmont and Bental, and its controlling shareholder TAT Industries. The coverage limit under the policy is 25 million dollars and the premium for the insurance term (one year) is approximately $100,000.

Our audit committee and the board of directors have recently approved certain amendments to our articles of association, including with regard to insurance, indemnification and exemption of our office holders, and to the letter of indemnification; such amendments are subject to our shareholders' approval.

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

C.           Employees

As of December 31, 2011, we and our subsidiaries employed 610 employees, of whom 467 were employed in manufacturing and quality control, 67 were employed in engineering and research and development and 76 were employed in administration, sales and marketing.  Of such employees, 310 were located in Israel and 300 were employed by Limco and Piedmont and located in the United States.

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

Stock Option Plans

On August 14, 2008, TAT’s Board of Directors approved the grant to TAT’s CEO of options to purchase 65,477 Ordinary shares of TAT which represented 1% of the then outstanding share capital on a fully diluted basis. The options are exercisable in 3 equal portions vested after 2, 3 and 4 years commencing on May 19, 2008 and have an exercise price of $6.15 per share. The fair value of the options was calculated based on Black & Scholes model and is $191,000. Compensation expenses (income) attributable to outstanding stock options were $(37) and $49 for the years ended December 31, 2011 and 2010.

On December 7, 2011, following the resignation of TAT’s CEO 21,825 stock options expired immediately and the remaining 43,652 stock options expired over the period ending March 6, 2012.

In November 2011, our audit committee and board of directors approved a new option plan, according to which an aggregate of 380,000 options exercisable into up to 380,000 Ordinary shares of the Company will be granted to certain members of our board of directors and certain office holders in TAT, Limco and Piedmont, at an exercise price of $6.5 per share. Half of the options will vest over a three year period, on a straight line basis, and half of the options will vest over a three year period provided that TAT’s shareholders’ equity in any of the four years following the grant date will exceed $95 million. This options plan is subject to the approval by our shareholders.

Item 7.    Major Shareholders and Related Party Transactions

A.           Major Shareholders

Isal Amlat, a Tel Aviv Stock Exchange publicly traded company, organized under the laws of the State of Israel, is the beneficial holder of 53.89% of TAT’s outstanding shares (4,750,951 shares), of which 10.27% (905,043 shares) are held by Isal Amlet and 43.6% (3,845,908 shares) are held directly by TAT’s parent company TAT Industries. TAT Industries is 79.33% controlled by Isal Amlat. Isal Amlat is 81.68% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange, which is 58.63% controlled by Ron Elroy. Leap-Tide Capital Management Inc., which is controlled by Mr. Jan Loeb, a member of our board of directors, is the beneficial holder of 5.9% of TAT’s Ordinary shares (522,607 shares). No other shareholder is known to us to be a beneficial owner of 5% or more of TAT’s Ordinary shares

The following table sets forth certain information as of April 5, 2012, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our Ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Isal Amlat Investments (1993) Ltd. (3)	4,750,951	53.89%
TAT Industries (4)	3,845,908	43.6%
Leap-Tide Capital Management Inc.,	522,607	5.9%

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

(2)	The percentages shown are based on 8,815,003 Ordinary shares issued and outstanding as of April 5, 2012 (net of 258,040 dormant shares).

(3)
Includes 905,043 Ordinary shares held directly by Isal Amlat and 3,845,908 Ordinary shares held directly by TAT Industries, which is 79.33% controlled by Isal Amlat.  As such, Isal Amlat may be deemed to be the beneficial owner of the aggregate 4,750,951 Ordinary shares held directly by itself and TAT Industries.  Isal Amlat is 81.68% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock, which is 58.63% controlled by Ron Elroy.

(4)
TAT Industries is 79.33% controlled by Isal Amlat.  As such, Isal Amlat may be deemed to be the beneficial owner of the aggregate 3,845,908 Ordinary shares held directly by TAT Industries.  Isal Amlat is 81.68% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock, which is 58.63% controlled by Ron Elroy.

Significant Changes in the Ownership of Major Shareholders

On March 11, 2009 and on August 13, 2009, TAT’s board of directors authorized its management to engage Oppenheimer Israel Investment House for the blind trust purchase of TAT’s shares under rule 10b5-1 of the Securities Exchange Act of 1934. The first purchase plan, which was discontinued on March 26, 2009, resulted on the purchase of 4,650 shares for a cumulative amount of $ 26 thousand. The second purchase plan, which was discontinued on  November 21, 2009, included licensing Oppenheimer Israel to purchase shares of TAT on a foreign stock exchange in an aggregate amount of up to $2 million (approximately NIS 7.8 million) for a period of six months and at a price not exceeding $9 per share. As of December 31, 2010, 253,390 shares were purchased, representing about 2.8% of the Company's share capital in consideration of approximately $2 million (an average of $7.90 per share). The purchased shares became dormant as defined in the Companies Law.

In September, 2011 Isal Amlat purchased an aggregate of 18,600 Ordinary shares of TAT at an average price of 20.39 NIS per share (approximately $5.54 per share). Such purchases were made on the Tel Aviv Stock Exchange. Following such purchases, Isal beneficially owns 4,750,951 Ordinary shares, representing 53.89 % of TAT’s Ordinary shares.

On February 12, 2012, TAT’s board of directors authorized a share repurchase plan (the "Plan"), pursuant to which the Company may purchase its Ordinary shares, par value NIS 0.9 each (the "Shares"), in the aggregate amount of up to one million U.S. Dollars (US$1,000,000). The term of the Plan will commence following the publication of the Company's financial results for the first quarter of 2012 (the "Effective Date"). Any such purchases of Shares under the Plan may be made from time to time subject to the limitations of Rule 10b-18 under the Securities Exchange Act of 1934, as amended, until the first anniversary of the Effective Date. The timing and the terms of any purchase of Shares under the Plan (including the amount of Shares and the purchase price) will be determined by the Company, at its sole discretion, based on the management's evaluations regarding the market conditions and the profitability of any such purchase, and subject to applicable law. The Company will fund the purchase of Shares under the Plan from its own resources.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 5, 2012, there were 46 holders of record of our Ordinary shares, of which 43 record holders holding less than 1.0% of our Ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these Ordinary shares were held of record by brokers or other nominees including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 70% of our outstanding Ordinary shares as of such date.

B.           Related Party Transactions

Management and Services Agreement with TAT Industries

In February 2000, TAT entered into an agreement with TAT Industries, TAT’S controlling shareholder, to purchase operations of TAT Industries relating to the manufacture of aviation accessories and the lease of certain real estate and buildings. Pursuant to the terms of this agreement, all of the employees of TAT Industries were transferred to TAT effective as of January 1, 2000, without any change in the conditions of their employment. TAT Industries pays TAT $50,000 per year for administrative, accounting and secretarial services provided by TAT to TAT Industries. According to the requirements of the Israeli Companies Law, as amended in 2011, in January 2012 our audit committee has reapproved the terms of these services for an additional three years, commencing retroactively as of November 14, 2011.

In addition, pursuant to the terms of the agreement, TAT sub-leases from TAT Industries approximately 301,000 square foot of the Gedera facility for a period of 24 years and eleven months, for rental fee which is subject to revaluation every fifth year, with an additional incremental payment of 2%. In 2010 the rental fee was revaluated by a real estate appraiser, and as a result was increased to $400,000 per year with an additional incremental payment of 2% per year. Total rental payment TAT paid to TAT Industries during 2011 and 2010 were $408,000 and $371,000, respectively. See item 4.D "Information on the Company- Property, Plants and Equipment". According to the requirements of the Israeli Companies Law, as amended in 2011, in January 2012 our audit committee has reapproved the terms of the sub-lease until the next revaluation by a real appraiser, due in 2015.

On April 22, 2012, the Board of Directors of the Company approved and ratified payments made by the Company to certain third parties on account of debts of TAT Industries Ltd., the Company's controlling shareholder ("TAT Industries"), to such third parties. As of December 31, 2011 and March 31, 2012, TAT Industries' debt to the Company resulting from such payments is approximately $720 thousand and $550 thousand, respectively. The debt bears interest at the rate equal to the interest rate agreed between TAT Industries and its lending banks. TAT Industries undertook to repay the debt by the end of the second quarter of 2012.

TAT Industries and TAT are reporting to the Value Added Tax Authorities on a consolidated basis.

Management Agreement with ISAL

On February 8, 2009, following the approval of TAT’s audit committee and board of directors, TAT’s shareholders approved a management agreement with TAT’s controlling shareholder, Isal Amlat. Pursuant to the management agreement, in consideration of the management services provided by Isal Amlat, TAT will pay to Isal Amlat an amount of $100,000 plus VAT per fiscal quarter, commencing retroactively from October 1, 2008. Under the agreement, the scope of services are subject to annual review by the Board of Directors and audit committee and upon their determination that a material change has occurred that requires the update of the agreement, the company will take all actions to obtain all the requisite approvals to such amendment. The Agreementt is subject to the approval of the Company’s stockholders.

According to the Israeli Companies Law, as amended in 2011, the management agreement with Isal Amlat was terminated on February 8, 2012. In March 2012, the audit committee and the board of directors of TAT approved a new management agreement with Isal Amlat, which shall be in effect for 3 years commencing as of February 8, 2012 (the "New Management Agreement"). Each of TAT and Isal Amlat shall be entitled to terminate the New Management Agreement subject to a prior written notice of 4 months. Pursuant to the New Management Agreement, in consideration of the management services provided by Isal Amlat, TAT will pay Isal Amlat  management fees in a total annual amount of NIS1,500,000, linked to the Consumers Price Index in respect of the Index known on the date the New Management Agreement, to be paid on a monthly basis, plus VAT. In addition, Isal Amlat will be entitled to repayment of expenses actually borne as part of providing the management services. The audit committee and board of directors of the Company shall examine on a yearly basis, and for the first time in close proximity to the date of publication of the financial reports for the year 2012, the management aervices actually provided to the Company, and shall examine whether a material change has occurred justifying the update of the management fees and/or the conditions of the New Management Agreement; in the event it shall be resolved such material change has occurred justifying the update of the New Management Agreement, the Company shall act in order to receive the required approvals according to the law for the execution of the amendment.

The New Management Agreement is subject to the approval of the shareholders of TAT.

Inclusion of TAT Industries in a Directors' and Officers' Liability Insurance Policies

Our directors' and officers' liability insurance policy (see Item 6.B "Board Practices- Exculpation, Indemnification and Insurance of Directors and Officers) includes our parent company, TAT Industries, which bears $7,000 out of the total $112,000 annual premium with respect to the insurance.

Management Agreement with Bental

On June 14, 2010, following the approval of TAT’s Board of Directors and audit committee, TAT and Bental entered into a management agreement pursuant to which in consideration of management services provided by TAT, Bental will pay to TAT an amount of $120,000 plus VAT per fiscal year, commencing June 2010. The agreement will be in effect until otherwise terminated by the parties

Loan from Bental

On September 7, 2011 TAT received a loan from its subsidiary, Bental, in the total amount of NIS2.5 million (approximately $0.7 million), to be repaid in whole at the end of a 24 month period (the “Term”). The principle amount bears interest of Prime +1% payable on a quarterly basis and may be repaid at any time during the Term upon TAT’s discretion. Simultaneously with such loan, Bental received a loan from an Israeli bank for a similar amount under similar terms and conditions.

Offer Made by Isal to Negotiate a Potential Reorganization in Isal's Group

In February 2012 Isal Amlat offered  to negotiate a potential re-organization of Isal Amlat and its subsidiaries (collectively, the "Isal Group"), for the consolidation of the Isal Group's industrial activities in the metal segment (the "Metal Business") with the TAT's activities in the aviation market (the "Reorganization"), by way of a purchase by TAT of the Metal Business. The Reorganization is to be performed according to a general scheme (the "Plan") – in which KMN Industries (K.M.N) Ltd., an Israeli company controlled by Isal Amlat, would transfer to TAT its entire holdings in the following companies, representing the Metal Business: (i) 80% of the issued and outstanding share capital of Avigdor Isal Industries Ltd. ("Avigdor"); (ii) 100% of the issued and outstanding share capital of Haglil Industries R.S. Ltd. ("Hagalil"); (iii) 100% of the issued and outstanding share capital of A.G.M. Tefen Ltd. ("AGM"); and (iv) 84% of the issued and outstanding share capital of Finkelstein Metals Ltd. ("Finkelstein").

Finkelstein is a manufacturer of continuous cast alloy and extrusion alloys made of bronze, aluminum bronze and special brass. Hagalil specializes in the manufacturing of precision rubber and metal rollers for various industries and sectors. Avigdor operates in metal working, having professional capabilities and a wide range of state of the art equipment. AGM specializes in all type of metal working including assembly and final assembly.

Isal Amlat indicated in its offer that it believes that the Plan may contribute to the business of TAT due, inter alia, to operational synergies and the exploitation of the technological capabilities of the Metal Business for the expansion of the current business of the Company in the aviation and defense markets.

Isal Amlat is in the process of preparing a detailed structure and terms of the Plan and will approach the Company with an updated and detailed offer.

In connection with the above, our board of directors designated an independent committee consisting of Yankale Shahar, Avi Shani, Iris Shapira and Jan Loeb (the "Committee") for the purpose of examining Isal Amlat's offer. The Committee was authorized to (i) examine the Plan and the detailed structure and terms of the Plan and to decide whether or not to accept Isal's offer to negotiate, (ii) negotiate with Isal regarding the terms of such transaction (including its consideration), (iii) decide, whether or not to approve the transaction, and (vi) retain external consultants (including legal counsel and financial advisors) to represent it.

The determination of whether to proceed with the transaction, and, if so, the structure of the transaction, as well as the negotiation of the transaction agreements and the consummation of the transaction is subject to negotiations between the Committee and Isal Amlat regarding the terms of such transaction, signing of a definitive agreement, receipt of required approvals, including the approval of the necessary organs of the Company in accordance with applicable law,  the approval of certain creditors and additional approvals, as may be required under and applicable law or contract.

There is no certainty that the Plan will be executed or, if executed, what that ultimate terms will be. Without derogating from the above, the transaction shall be subject to the approval of TAT's shareholders.

Other Transactions

TAT has commercial relationships in the ordinary course of business, with certain companies that are controlled by KMN Holdings, TAT’s indirect controlling shareholder: KMN Trades and Metals, Ika Laboratories Ltd., Alexandrovitzh Ltd. and Haglil Industries Ltd. During fiscal year 2011, TAT purchased from such companies raw materials and services in an aggregate amount of $796,000, all in arms length transactions.

Other Relationships

Mr. Itsik Maaravi, TAT’s Chief Executive Officer and Mr. Yaron Shalem, TAT’s Chief Financial Officer, also serve in the same positions in TAT Industries.

Mr. Maaravi, , TAT’s Chief Executive Officer also serves as a director of FAvS.

C.           Interests of Experts and Counsel

Not applicable.

Item 8.    Financial Information

A.           Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the notes thereto, included in Item 18.

Legal Proceedings

On November 29, 2011, a Factoring company ("the plaintiff"), filed a claim with the magistrates court in Tel- Aviv against the Company, Bental and ten others ("the respondents"), jointly and severally, for the amount of 6,151 thousand NIS (approximately $1,620). The plaintiff's case against the Company is based on invoices that were presented to the plaintiff by supplier of the Company (“the supplier”), by virtue of assignment of rights, which were originally issued to the Company by the supplier for certain alleged services. On February 5, 2012 the Company filed for its statement of defense, in which it denied the plaintiff's claims and clarified that it acted according to the deed of assignment of rights, and that the invoices neither represent nor reflect real transactions and/or real services which were rendered. The case is now in its preliminary stages of disclosure of documents and is scheduled for another hearing on July 11, 2012. The Company is of the opinion that its exposure due to the claim filed is not probable to be materialized and thus no provision was recorded in regard of that claim of December 31, 2011.

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

Item 9.                      The Offer and Listing

A.           Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low sales prices of our Ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market(1)		Tel Aviv Stock Exchange
	High	Low	High	Low
Fiscal Year Ended December 31, 2004	9.80	6.21	—	—
Fiscal Year Ended December 31, 2005	9.35	5.25	NIS 35.50	NIS 29.70
Fiscal Year Ended December 31, 2006	19.52	5.92	82.10	30.25
Fiscal Year Ended December 31, 2007	28.18	11.37	116.70	47.68
Fiscal Year Ended December 31, 2008	12.24	3.62	53.00	15.52
Fiscal Year Ended December 31, 2009	9.13	3.95	33.90	16.53
Fiscal Year Ended December 31, 2010	9.38	5.19	37.36	18.30
Fiscal Year Ended December 31, 2011	6.32	4.20	22.19	15.68

(1) On June 24, 2009 TAT’s Ordinary shares began trading on the NASDAQ Global Market.

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low sales prices of our Ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market(1)		Tel Aviv Stock Exchange
	High	Low	High	Low
2010
First Quarter	9.94	7.82	NIS 37.36	NIS 29.71
Second Quarter	8.19	6.50	30.54	25.13
Third Quarter	7.69	6.15	28.77	23.78
Fourth Quarter	6.89	5.19	27.30	18.30

2011
First Quarter	5.99	5.20	NIS 20.84	NIS 18.90
Second Quarter	6.08	5.25	20.00	19.01
Third Quarter	6.32	3.67	21.48	18.49
Fourth Quarter	5.55	4.20	19.63	15.68

2012
First Quarter	4.58	4.12	NIS 17.50	NIS 15.31
Second Quarter (through April 22, 2012)	4.38	4.15	NIS 15.92	NIS 15.37

(1) On June 24, 2009 TAT’s Ordinary shares began trading on the NASDAQ Global Market.

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low sales prices of our Ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2011	5.55	4.95	19.63	18.38
November 2011	5.35	4.48	19.00	16.10
December 2011	4.59	4.20	NIS 16.85	NIS 15.68
January 2012	4.58	4.34	17.50	15.66
February 2012	4.50	4.18	16.45	15.31
March 2012	4.46	4.34	16.36	15.40

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

The Powers of the Directors

Under the provisions of the Israeli Companies Law and our Articles of Association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested.  In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting.  See Item 6. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

Under our Articles of Association, any resolution, including resolutions amending our memorandum of association or articles of association, winding-up, authorization of a class of shares with special rights, or other changes as specified in our Articles of Association, requires approval of the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting thereon.

Pursuant to our articles of association, our directors (other than outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.  For information regarding the election of outside directors, see “Item 6. Directors, Senior Management and Employees – Board Practices — Election of Directors.”

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

Limitations on any existing or prospective major shareholder.  See Item 6. “Directors and Senior Management –Board Practices - Approval of Related Party Transactions Under Israeli Law.”

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

Provisions Restricting Change in Control of Our Company

The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction.  The approval of the board of directors of both companies is subject to such boards’ confirmations that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger.  Under the Israeli Companies Law, our Articles of Association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above.  The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated there under.  See also Item 6. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

Disclosure of Shareholders Ownership

The Israeli Securities Law, 5728-1968 and regulations promulgated there under contain various provisions regarding the ownership threshold above which shareholders must disclose their share ownership.  However, these provisions do not apply to companies, such as ours, whose shares are publicly traded in Israel as well on the NASDAQ Global Market.  We are required pursuant to the Israeli Securities Law and the regulations promulgated thereunder to submit to the the Israeli Securities Authority and the TASE, among other things, all information that we receive from our shareholders regarding their shareholdings in our company, provided that such information was published or is required to be published under applicable foreign law.

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

C.           Material Contracts

Bental Acquisition

Following a series of transactions occurring between March 2008 and March 2009, TAT acquired 70% control of Bental. The acquisition of the Bental shares (for an aggregate price of $9,192) was financed by loans in a total amount of $6.25 million received from Bank Mizrahi and TAT’s internal resources.

Plan of Merger with Limco-Piedmont

On April 3, 2009 we entered into an Agreement and Plan of Merger with Limco-Piedmont and LIMC Acquisition Company, a Delaware corporation and our wholly-owned subsidiary, pursuant to which we acquired on July 2, 2009, all of the publicly held shares of Common stock of Limco pursuant to a stock for stock merger. Under the terms of the merger agreement, Limco-Piedmont's stockholders received one half of an Ordinary share of TAT for each share of Limco-Piedmont Common stock they own. Following the merger, Limco-Piedmont became our wholly owned subsidiary.

FAvS Transaction

Pursuant to a Stock Purchase Agreement dated November 9, 2009 with FAvS, TAT’s subsidiary, Piedmont, acquired on December 4, 2009, 288,334 shares of Class B Common stock of First Aviation Services Inc., or FAvS, representing 37% of FAvS's then share capital (total number of shares acquired is adjusted as result of a 1 for 20 reverse stock split) and $750,000 of newly issued shares of Class A Preferred Stock of FAvS (with quarterly dividends at the rate of 12% per annum if paid in cash and 15% per annum if paid in additional shares of Series A Preferred Stock) in exchange for Piedmont’s wholly-owned subsidiary, Piedmont Propulsion Systems, which was engaged in the business of providing maintenance, repair and overhaul services for propellers for fixed wing aircraft as well as aircraft parts distribution and trading.

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

Mr. Hollander, FEG and Piedmont also entered into a stockholders agreement which, among other things, restricts each party’s ability to dispose of its shares in FAvS and provides for reciprocal rights of first offer, tag along rights and drag along rights.  The stockholders agreement also provides that, so long as Piedmont owns at least 10% of the equity of FAvS, it shall have the right to have two designees serve on the six-member Board of Directors of FAvS.  Piedmont and FAvS have additionally entered into a rights agreement pursuant to which, among other things, FAvS granted to Piedmont pre-emptive rights, information and access rights and the right to approve certain material corporate actions. The stockholders agreement and rights agreement were amended on June 30, 2011 in connection with the settlement of the dispute described further below.

Piedmont agreed to guaranty $7 million of the debt incurred by FAvS in connection with the AeTR acquisition by providing a letter of credit to the lender for FAvS.  The guaranty was for a period of up to two years and reduced as such debt amortized.  Piedmont was granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event the letter of credit is drawn upon.  Piedmont also entered into an intercreditor agreement with the lender to FAvS which will subordinate Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender.

On October 1, 2010, Piedmont agreed to secure the guarantee for $6.6 million, by providing a new letter of credit to the lender for FAvS. Such guaranty was for a period of 15 months ending December 31, 2011 and its amount was reduced as such debt amortizes in increments of $0.1 million per month. Piedmont was also granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event that the letter of credit is drawn upon. Piedmont also entered into an intercreditor agreement with the lender to FAvS which will subordinate Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender. As of December 31, 2010 the guaranty amount is $6.3 million. The fair value of the guarantee was based on an appraisal performed by management.

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

Notwithstanding such waiver, in the last quarter of 2010, FAvS again asserted claims against Piedmont relating to the propeller maintenance business, including claims not previously asserted.  After reviewing this issue during the 2010 fourth quarter and thereafter, the company estimated the additional liability it may bear and accordingly wrote off the payment and recorded an accrual, which it believed, covered its potential cost in connection with this matter.

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

Simultaneously with the execution of the Settlement Agreement, Mr. Aaron Hollander, the Chief Executive Officer and controlling stockholder of FAvS, purchased 166,113 shares of Class A Common Stock of FAvS at a price of $18.06 per share (for an aggregate price of $3 million).  In addition, Piedmont agreed to extend its guarantee of the bank debt incurred by FAvS to fund the AeTR transaction through June 30, 2013 and to continue to provide a letter of credit to secure such guarantee.  The amortization schedule for such debt was revised so that no amortization will occur until June 30, 2012.  Thereafter the debt will amortize at the rate of $200,000 per month.

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

In connection with the Settlement Agreement and the dilution in Piedmont’s interest in FAvS, the Company recorded, at June 30, 2011, a gain in the amount of $0.24 million related to the $3 million capital investment in FAvS by Mr. Hollander.

Market Maker (TASE) Agreement

On August 15, 2011, TAT entered into a Market Making agreement for its shares traded on the Tel Aviv Stock Exchange (TASE) with Harel Finance Trade & Securities Ltd. for the purpose of improving liquidity of TAT shares. The agreement is for a 12 month period, subject for TASE’s approval. The agreement will be automatically extended in 12 month periods, unless otherwise terminated by either of the parties giving 30 days notice or in accordance with certain regulatory circumstances. TAT will pay an immaterial fee in connection with the said agreement.

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

General Corporate Tax Structure

Israeli companies were generally subject to corporate tax at the rate of 26% in 2009, which was reduced to  25% in 2010 and to 24% in 2011, and was due to further gradually reduced to 18% in 2016 and thereafter. On December 5, 2011, the Knesset (Israel's Parliament) passed a law for changing the tax burden (Legislative Amendments), which cancels, among others, the gradual reduction in the corporate tax rates in Israel. In addition, the corporate tax in Israel will be increased to 25% starting in 2012

However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise, as discussed below.

We do not expect that the October 2011 Amendment to have a material effect on the tax payable in respect of its Israeli operations.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

We have one capital investment program that has been granted “approved enterprise” status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, and one program that qualify as a “beneficiary enterprise” pursuant to an amendment to the Investment Law that came into effect on April 1, 2005. These programs were waived as part of the "Preferred enterprise" which is part of the "2011Amendment" mentioned below.

Prior to the April 2005 amendment, the Investment Law provided that capital investments in a production facility (or other eligible assets) may be designated as an approved enterprise upon prior approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor, or the Investment Center.

On April 1, 2005, an amendment to the Investment Law came into effect, which revised the criteria for investments qualified to receive tax benefits.  An eligible investment program under that amendment provided for benefits as a beneficiary enterprise (rather than the previous terminology of approved enterprise).  Among other things, the April 2005 amendment provided  tax benefits to both local and foreign investors.  Companies that meet the specified criteria received the tax benefits without need for prior approval and instead, a company was to  claim the tax benefits offered by the Investment Law directly in its tax returns.

The period of tax benefits for the then new beneficiary enterprise commences in the year that is the later of: (i) the year in which taxable income is first generated by a company, or (ii) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law.  The amendment does not apply to investment programs approved prior to December 31, 2004 and applies only to new investment programs.  We began to generate income under the provision of the new amendment as of the beginning of 2006.

After expiration of the initial tax exemption period, the company is eligible for what was considered then a reduced corporate tax rate of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the company.  The benefits period was limited to 12 years from completion of the investment under the approved plan or 14 years from the date of the approval, whichever is earlier.  A company in which more than 25% of the shareholders are non-residents of Israel, defined under the Investment Law as a Foreign Investors Company, may be eligible for benefits for an extended period of up to ten years.

If a company distributes dividends from tax-exempt approved enterprise and/or beneficiary enterprise income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that applies to it after the initial exemption period.  Distribution of dividends derived from approved enterprise and beneficiary enterprise income that was taxed at reduced rates, but not tax exempt, does not result in additional tax consequences to the company.  Shareholders who receive dividends derived from approved enterprise and beneficiary enterprise income are generally taxed at a rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years.

The benefits available to an approved enterprise and beneficiary enterprise were conditioned upon terms stipulated in the Investment Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and, for an approved enterprise, the conditions contained in the certificate of approval from the Investment Center.  If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that our approved enterprise and beneficiary enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

We have derived,  a material portion of our operating income from our approved enterprise and beneficiary enterprise facilities.  We were therefore eligible for a tax exemption for a limited period on undistributed approved enterprise and beneficiary enterprise income.  We intend to reinvest the entire amount of our tax-exempt income and not to distribute this income as a dividend.

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

We cannot assure you that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future, which would entail the loss of the benefits that relate to this status.

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

Taxation of Non-Israeli Shareholders

Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends. As of January 1, 2012, on distributions of dividends by an Israeli company to non Israeli shareholders, other than bonus shares and stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. As aforesaid, dividends of income generated by an Approved Enterprise (or Benefited Enterprise) are subject to withholding tax at a rate of 15%.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of shares who is a treaty U.S. resident is 25%, or 15% if the dividends are generated by an Approved Enterprise (or Benefited Enterprise). However, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise (or Benefited Enterprise) and not more than 25% of our gross income consists of interest or dividends, then such tax rate is reduced to 12.5% for a non-resident that is a U.S. corporation and holds 10% or more of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and during the whole of its prior tax year.

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

As an alternative to making a QEF election, a U.S. Holder of passive foreign investment company stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a passive foreign investment company by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the passive foreign investment company stock and the U.S. Holder’s adjusted tax basis in the passive foreign investment company stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of Ordinary shares with respect to which the mark to market election is made, are generally treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in its income with respect to such Ordinary shares in prior years). However, gain or loss from the disposition of Ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a passive foreign investment company, will be capital gain or loss. The mark-to-market election is available for so long as our Ordinary shares constitute “marketable stock,” which includes stock of a passive foreign investment company that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national securities exchange that is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the Securities Exchange Act of 1934. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in the minimized quantities, on at least 15 days during each calendar quarter. We believe that The NASDAQ Global Market will constitute a qualified exchange or other market for this purpose. However, we can not be certain that our Ordinary shares will continue to trade on The NASDAQ Global Market or that the Ordinary shares will be regularly traded for this purpose.

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

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  However, we make available on our website www.tat-technologies.com, our annual audited financial statements, which have been examined and reported on, with an opinion expressed by, an independent public accounting firm, and we intend to file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

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

Effects of Changes in Interest Rates

We pay interest on our long-term loans facilities in accordance with the nature of each loan. For loans that bear Libor Rate, we pay interest at a rate per annum equal to up to 3.5% in excess of the Libor Rate. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities.  For loans that bear fixed interest rate, we pay interest at a rate per annum equal to up to 5.25%. As of December 31, 2011 we do not have any loans that linked to the Consumer Price Index (the “CPI”).

Effects of Currency Exchange Fluctuations

Our financial statements are stated in dollars, while a portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS.  Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS.  As a result, our operations may be affected by fluctuations of the U.S. dollar/NIS exchange rate.  The NIS value of our U.S. dollar revenues are adversely affected by the appreciation of the NIS against the U.S. dollar.  In 2011, the NIS depreciated against the U.S. dollar by 7.7%, while in 2010 the NIS appreciated against the U.S. dollar by 6.4%.  We estimate that a devaluation of 1% of the U.S. dollar against the NIS would result in a decrease of approximately $160,000 in our operating income.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2011, our internal control over financial reporting is effective.

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

Item 16.  [Reserved]

Item 16A.   Audit Committee Financial Expert

Our board of directors has determined that each member of our audit committee each of whom also qualifies as independent director, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.  For a brief listing of the relevant experience of the member of our audit committee, see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management.”

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

	Year Ended December 31,
Services Rendered	2011	2010
Audit (1)	$291,000	$259,000
Tax (2)	31,600	22,000
Totall	$322,600	$281,000

_________________

(1)
Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit and reviews of our quarterly financial results, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees relate to professional services rendered for tax compliance and tax advice. These services include assistance regarding international and Israeli taxation.

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

PART III

Item 17.  Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

Item 18.  Financial Statements

Consolidated Financial Statements of the Company

Index to Financial Statements	F-2
Reports of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets	F-4-F-5
Consolidated Statements of Income	F-6-F-7
Consolidated Statements of Changes in Equity	F-8
Consolidated Statements of Cash Flows	F-9-F-10
Notes to Consolidated Financial Statements	F-11-F-67

Consolidated Financial Statements of FAvS

Index to Financial Statements	FAvS-2
Reports of Independent Registered Public Accounting Firm	FAvS-3
Consolidated Balance Sheets	FAvS-4
Consolidated Statements of Operations	FAvS-5
Consolidated Statements of Stockholders’ Equity and Comprehensive income (Loss)	FAvS-6
Consolidated Statements of Cash Flows	FAvS-7
Notes to Consolidated Financial Statements	FAvS-8 – FAvS-23

Item 19.  Exhibits

The following exhibits are filed as a part of this Annual Report:

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (1)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	Registrant’s 1999 Stock Purchase Plan (2)

4.2	Agreement dated February 10, 2000, by and between the Registrant and TAT Industries Ltd. (English summary translation) (2)

4.3	English translation of Share Sales Agreement, dated March 27, 2008, by and between the Registrant and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.4	English translation of Shareholders’ Agreement, dated May 21, 2008, by and between the Registrant, Tat Industries Ltd. and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.5
English translation of Amendment to the Share Sales and Options Agreement and the Shareholders’ Agreement, dated May 21, 2008, by and between the Registrant, Tat Industries Ltd. and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.6	English translation of Share Sales Agreement dated April 15, 2008, by and between the Registrant and Mivtach Shamir Investments (1993) Ltd. (5)

4.7	Agreement and Plan of Merger dated April 3, 2009 by and between the Registrant, Limco-Piedmont, Inc. and LIMC Acquisition Company (4)

8	List of Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	A letter from Baker Tilly Virchow Krause LLP dated June 28, 2010 regarding Change in Registrant’s Certifying Accountants (6)

_________________

(1)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1992, and incorporated herein by reference.

(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1999, and incorporated herein by reference.

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

(4)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-4 filed on May 7, 2009 and incorporated herein by reference.

(5)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

(6)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
TAT Technologies Ltd.

We have audited the consolidated balance sheets of TAT Technologies Ltd. (the “Company”) and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of First Aviation Services Inc. (an equity method investee) as of and for the year ended December 31, 2011,  which   is reflected   on the consolidated balance sheet as an investment in an affiliated company totaling  $5,020 thousand as of December 31, 2011 and  share in the results of an affiliated company of $331 thousand for the year ended December 31, 2011. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for First Aviation Services Inc., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
April 22, 2012	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	December 31,
	2011	2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$26,232	$27,037
Short-term restricted deposits	954	5,076
Marketable securities at fair value	1,900	2,533
Trade accounts receivable, net	20,621	20,430
Other accounts receivable and prepaid expenses	5,747	8,101
Amounts due from related parties	818	144
Inventories, net	31,303	32,163

Total current assets	87,575	95,484

INVESTMENT AND OTHER NON CURRENT ASSETS:

Long-term restricted deposits	2,300	-
Investment in an affiliated company	5,020	4,449
Funds in respect of employee rights upon retirement	2,859	2,910
Deferred income taxes	3,669	1,035
	13,848	8,394

PROPERTY, PLANT AND EQUIPMENT, NET	12,853	14,443
INTANGIBLE ASSETS, NET	-	1,950
GOODWILL, NET	1,042	1,156

Total long-term assets	27,743	25,943

Total assets	$115,318	$121,427

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands, except share data

	December 31,
	2011	2010
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term bank loan and current maturities of long-term loans	$4,916	$9,379
Trade accounts payable	5,073	7,679
Amounts due to related parties	165	137
Other accounts payable and accrued expenses	6,670	7,827

Total current liabilities	16,824	25,022

NON CURRENT LIABILITIES:
Long-term loans, net of current maturities	4,420	859
Other long-term liabilities	86	109
Liability in respect of employee rights upon retirement	3,414	3,458
Deferred income taxes	1,413	868
Total long-term liabilities	9,333	5,294

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Ordinary shares of NIS 0.9 par value - Authorized: 10,000,000 shares at December 31, 2011 and 2010; Issued and outstanding: 9,073,043 and 8,815,003 shares, respectively at December 31, 2011 and 2010.	2,790	2,790
Additional paid-in capital	64,402	64,439
Treasury shares at December 31, 2011 and 2010 - 258,040 shares	(2,018)	(2,018)
Accumulated other comprehensive loss	(1,036)	(414)
Retained earnings	22,232	23,262
Total TAT Technologies shareholders' equity	86,370	88,059

Non controlling interest	2,791	3,052
Total equity	89,161	91,111

Total liabilities and equity	$115,318	$121, 427

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S dollars in thousands, except share and per share data

	Year ended December 31,
	2011	2010	2009
Revenues:
Products	$47,508	$38,954	$34,751
Services	37,889	40,801	48,340
	85,397	79,755	83,091

Cost of revenues:
Products	34,076	32,052	23,115
Services	32,143	29,136	43,780
Write down of inventory and impairment charges of long lived assets	5,763	3,500	-
	71,982	64,688	66,895

Gross profit	13,415	15,067	16,196

Operating expenses:
Research and development, net	786	651	680
Selling and marketing expenses	3,439	3,475	3,719
General and administrative expenses	10,949	12,832	14,979
Impairment of goodwill and intangible assets	-	4,704	-
Other income	(169)	-	-
Gain from sale of the propellers & parts businesses	-	-	(4,400)

	15,005	21,662	14,978

Operating income (loss)	(1,590)	(6,595)	1,218

Financial income (expenses), net	(380)	(111)	149
Other expenses	-	(200)	-
Gain from dilution of interests in affiliated company	240	-	-

Income (loss) before income taxes	(1,730)	(6,906)	1,367

Tax benefit	316	4,153	765

Net income (loss) after income taxes	(1,414)	(2,753)	2,132

Share in results of affiliated company and impairment of share in affiliated company	331	(4,510)	(32)

Net income (loss)	(1,083)	(7,263)	2,100

Net loss (income) attributable to non controlling interest	53	(123)	(347)

Net income (loss) attributable to TAT Technologies’ shareholders	$(1,030)	$(7,386)	$1,753

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S dollars in thousands, except share and per share data

	Year ended December 31,
	2011	2010	2009
Earnings (losses) per share

Basic and diluted net income (loss) per share attributable to controlling interest	$(0.12)	$(0.84)	$0.22

Weighted average number of shares – basic and diluted	8,815,003	8,815,003	7,893,639

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S dollars in thousands, except share data

	TAT Technologies Ltd. Shareholders
				Accumulated
	Share capital		Additional	other			Non
	Number		Paid-in	comprehensive	Treasury	Retained	Controlling	Total
	of Shares	Amount	capital	income (loss)	Shares	earnings	interest	equity

BALANCE AT JANUARY 1, 2009	6,552,671	$2,204	$39,476	$(763)	$-	$35,160	$28,700	$104,777
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2009:
Net income	-	-	-	-	-	1,753	347	2,100
Other comprehensive income (loss):
Foreign currency translation	-	-	-	(293)	-	-	(20)	(313)
Reclassification adjustment on marketable securities	-	-	-	112	-	-	35	147
Total comprehensive income								1,934
Purchase of treasury shares	(258,040)	-	-	-	(2,018)	-	-	(2,018)
Share based compensation expense	-	-	829	-	-	-	138	967
Cash dividends	-	-	-	-	-	(6,265)	-	(6,265)
Dividend paid to non- controlling interest	-	-	-	-	-	-	(1,266)	(1,266)
Issuance of shares to non- controlling interest (see note 3(a) (1)	2,520,372	586	24,085	-	-	-	(25,194)	(523)
BALANCE AT DECEMBER 31, 2009	8,815,003	2,790	64,390	(944)	(2,018)	30,648	2,740	97,606
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2010:
Net income (loss)	-	-	-	-	-	(7,386)	123	(7,263)
Other comprehensive income:
Foreign currency translation	-	-	-	522	-	-	186	708
Reclassification adjustment on marketable securities	-	-	-	8	-	-	3	11
Total comprehensive loss								(6,544)
Share based compensation expense	-	-	49	-	-	-	-	49
BALANCE AT DECEMBER 31, 2010	8,815,003	2,790	64,439	(414)	(2,018)	23,262	3,052	91,111
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2011:
Net loss	-	-	-	-	-	(1,030)	(53)	(1,083)
Other comprehensive loss:
Foreign currency translation	-	-	-	(614)	-	-	(205)	(819)
Reclassification adjustment on marketable securities	-	-	-	(8)	-	-	(3)	(11)
Total comprehensive loss								(1,913)
Share based compensation income	-	-	(37)	-	-	-	-	(37)
BALANCE AT DECEMBER 31, 2011	8,815,003	$2,790	$64,402	$(1,036)	$(2,018)	$22,232	$2,791	$89,161

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$(1,083)	$(7,263)	$2,100

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,271	3,382	2,970
Gain from sale of the propellers & parts businesses	-	-	(4,400)
Exchange differentials of long-term loans	(13)	7	6
Write down of inventory	2,500	3,500	-
Impairment of goodwill and long lived assets	3,263	4,704	-
Loss (gain) on sale of property and equipment	(169)	149	18
Loss (gain) on sale and impairment loss on marketable securities	(9)	196	179
Loss (gain) from change in fair value of derivatives	372	(100)	-
Provision for doubtful accounts	31	259	1,629
Share in loss (income) and impairment of investment in affiliated company	(331)	4,510	32
Gain from dilution of interests in affiliated company	(240)	-	-
Stock based compensation	(37)	49	967
Liability in respect of employee rights upon retirement	28	248	(1,314)
Interest accrual in respect of call option to non-controlling interest	-	-	72
Deferred income taxes, net	(868)	(2,973)	1,691
Changes in operating assets and liabilities:
Amounts due to (from) related parties, net	(674)	213	163
Decrease (increase) in trade accounts receivable	(544)	(4,689)	3,854
Decrease (increase) in other accounts receivable and prepaid expenses	1,283	(993)	(1,945)
Increase in inventories, net	(1,959)	(1,643)	(772)
Increase (decrease) in trade accounts payable	(2,545)	1,775	(3,963)
Increase (decrease) in other accounts payable and accrued expenses	(1,580)	1,623	(1,366)
Increase in other tax payable	-	84	-
Net cash provided by (used in) operating activities	696	3,038	(79)

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from sale of marketable securities	1,215	854	24,122
Purchase of marketable securities	(578)	(616)	(15,749)
Funds in respect of employee right upon retirement	(3)	(313)	1,108
Proceeds from sale of property and equipment	247	189	209
Purchase of intangible assets	-	(136)	(2,050)
Purchase of property and equipment	(3,305)	(2,950)	(2,808)
Proceeds from restricted deposits released	2,172	-	-
Deposit of restricted deposits	(350)	(14)	(4,062)
Net cash provided by (used in) investing activities	$(602)	$(2,986)	$770

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	$(3,372)	$(1,551)	$(200)
Proceeds from long-term loans received	673	1,185	2,547
Payment of cash dividend	-	-	(6,265)
Repayments of short-term loans	(795)	-	-
Short-term credit received from a bank	2,646	1,724	1,060
Dividend paid to non controlling interest	-	-	(1,266)
Repurchase of Company's shares	-	-	(2,018)
Purchase of shares in respect of put option to non controlling interest in a subsidiary	-	-	(2,247)
Issuance expenses in connection with issuance of shares to non controlling interest	-	-	(523)
Net cash provided by (used in) financing activities	(848)	1,358	(8,912)

Translation adjustment on cash and cash equivalents	(51)	59	(110)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(805)	1,469	(8,331)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	27,037	25,568	33,899
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$26,232	$27,037	$25,568

(1)	Supplemental disclosure of cash flow information:
	Interest paid	$247	$245	$219
	Income taxes paid	$(1,213)	$(1,845)	$(1,683)
	Income taxes refunds	$2,145	$2,480	$2,036

(2)	Acquisition of FAvS:

On December 4, 2009, the Company, through its subsidiary Piedmont, was issued shares of FAvS, representing 37% of FAvS' share capital, in return for Piedmont's propeller and parts businesses,
(see also note 3(b)).

(3)	Merger with Limco-Piedmont:

On July 2009, TAT completed a merger with Limco-Piedmont. As part of the merger, TAT acquired the entire remaining shares of Limco-Piedmont held by Limco-Piedmont's public shareholders in exchange for 2,520,372 newly issued shares of TAT (see also note 3(a)(1)).

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1 -	GENERAL

a.
TAT Technologies Ltd., (“TAT” or “the Company”) an Israeli corporation, is a leading provider of services and products to the commercial and military aerospace and ground defense industries. Together with its subsidiaries, 100% held, Limco-Piedmont Inc. (“Limco-Piedmont”), 70% held, Bental Industries Ltd. (“Bental”) and 100% held, TAT Gal Inc. (“TAT Gal”) hereafter the “Group”, it is principally engaged in the following activities:

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

As of December 31, 2011, Limco-Piedmont holds 100% of Limco-Airepair Inc. (“Limco”) and of Piedmont Aviation Component Services LLC. (“Piedmont”) and also holds 30.02% in First Aviation Services Inc. (“FAvS”), a world-wide distributor of products and services to the aerospace industry and a one-stop-shop for maintenance, repair and overhaul services (for wheels, breaks, propellers and landing gear) for the General Aviation Industry.

b.	TAT’s shares are listed on both the NASDAQ (TATT) and Tel-Aviv stock exchange.

c.
TAT's parent company is TAT Industries Ltd., an Israeli corporation whose shares are listed on the Tel-Aviv Stock Exchange ("TAT Industries" or "the parent company"). TAT Industries holds 43.6% out of TAT's shares, as of December 31, 2011.

d.
On July 2, 2009, the parent company's Audit Committee and Board of Directors approved an agreement with the controlling shareholder of the parent company, Isal Amlat Industries (1994) Ltd. (hereinafter: "Isal"), according to which Isal is empowering the parent company, or anyone on its behalf, to attend and vote at any meeting of TAT shareholders, with its discretion, Isal's shares of TAT. This agreement shall remain in effect as long as Isal remains the controlling shareholder, as defined the term "control", in the Israeli Securities Law, 1968. As of December 31, 2011, Isal holds directly additional 10.29% out of TAT's shares.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

Accounting principles

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), applied on a consistence basis, unless otherwise indicated below.

a.	Use of estimates in the preparation of financial statement

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose the nature of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

As applicable to these financial statements, the most significant estimates and assumptions relate to: revenue recognition, inventory reserve and write down of inventories, provision for doubtful account, fair value measurement of available for sale marketable securities, impairment of long lived assets and goodwill, fair value estimation of the FAvS transaction, impairment of investment in affiliated company (FAvS), contingencies, provision for taxes and the realizeability of deferred tax assets.

b.	Functional currency

The majority of TAT's revenues are generated in U.S. dollars ("dollar") and a substantial portion of TAT's costs is incurred in dollars. In addition, a significant portion of TAT's financings has been obtained in dollars. Accordingly, the dollar is the currency of the primary economic environment in which TAT operates and accordingly its functional and reporting currency is the dollar.

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

U.S. dollars in thousands, except share and per share data

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

Restricted deposits primarily consist of cash deposits securing a guarantee provided by the Company to an affiliated company and securing a loan provided to the Company by financial institutions; see note 13(f)(2) and 13(f)(5) for additional information. Classification of restricted deposits as current or non current assets takes into consideration the nature of the restriction and its expected release date.

f.	Marketable securities

Marketable securities consist mainly of debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value. When securities do not have an active market, fair value is determined using a valuation model. This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs. Changes in fair value, net of taxes, are reflected in other comprehensive income (loss).

Realized gains and losses on sale of the securities are included in the consolidated statements of income and loss as financial income or expense.

Other-than-temporary changes in fair value are reflected in the statement of income as other income (loss).

An other-than-temporary impairment has occurred if the Company does not expect to recover the entire amortized cost basis of the debt security. If the Company does not intend to sell the impaired debt security, and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis, the amount of the other-than-temporary impairment recognized in earnings, recorded in financial expense, net, is limited to the portion attributed to credit loss. The remaining portion of the other-than-temporary impairment related to other factors is recognized in other comprehensive income (loss).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

g.	Trade accounts receivable

TAT’s accounts receivable balances are due from companies primarily in the airline and defense industries. Credit is extended based on evaluation of a customer’s financial condition and generally, collateral is not required. Accounts receivable from sales of services and products are typically due from customers within 30 – 90 days. Accounts receivable balances are stated at amounts due from customer net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. TAT determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, TAT’s previous loss history, customer’s current ability to pay its obligation to TAT and the condition of the general economy and the industry as a whole. TAT writes-off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

h.	Inventories

Inventories are measured at the lower of cost or market.

Cost of inventories is determined as follows:

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

U.S. dollars in thousands, except share and per share data

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

i.	Property, plant and equipment

Property, plant and equipment are stated at cost, after deduction of the related investment grants, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

years

Buildings	25
Machinery and equipment	4 - 10 (mainly 10)
Motor vehicles	6 - 7
Office furniture and equipment	3 - 17 (mainly 7)
Software	3

Leasehold improvements are included in buildings and amortized using the straight line method over the period of the lease contract, or the estimated useful life of the asset, whichever is shorter.

j.	Grants from Office of the Chief Scientist of Israel ("OCS"):

Grants received from the OCS for approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction from research and development expenses.  Due to the fact that the Company is defined as “Traditional Industry Company” under the OCS regulations these grants are non-royalty bearing.

k.	Investment in Company Accounted for using the Equity Method

Investment in which the Company exercises significant influence, which is not considered subsidiary ("affiliate"), is accounted for using the equity method, whereby the Company recognizes its proportionate share of the affiliated company's net income or loss after the date of investment. Significant influence is presumed to exist when the Company holds between 20%-50% of an affiliated Company’s voting instruments.

The Company reviews this investment for impairment whenever events indicate the carrying amount may not be recoverable. See note 3(b).

l.	Goodwill and identifiable Intangible assets

Goodwill

Goodwill reflects the excess of the consideration paid or transferred plus the fair value of any non-controlling interest in the acquired entity at the acquisition date over the fair values of the identifiable assets acquired and liabilities assumed.

Goodwill is not amortized, but rather tested for impairment by assessing the fair value of the Company’s various reporting units, annually on September 30, or whenever events or circumstances present an indication of impairment.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

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

During the year ended December 31, 2010, management concluded that the carrying value of goodwill of the MRO services for aviation components reporting unit, exceeded its implied fair value and, accordingly, recorded an impairment charge in the amount of $4,223. See note 8 for additional information.

For the year ended December 31, 2011 and 2009, no impairment charges were recorded.

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

U.S. dollars in thousands, except share and per share data

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

l.	Goodwill and identifiable Intangible assets (cont)

The Company's intangible assets and their estimated useful lives are as follows:

Years

Customer relationship	5 - 10
License for service center	5
Trade name	10
Others	2.5-7

m.	Impairment of long-lived assets

The Company tests long-lived assets, including definite life intangible assets, for impairment, whenever events or changes in circumstances indicate that the carrying amount of the asset (asset group) may not be recoverable. When required, the Company records charges for impairment of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets (see also notes 7 and 8).

For the year ended December 31, 2009, no impairment charges were recorded. For the years ended December 31, 2011 and 2010, the Company recorded impairment charges in the amount of $3,263 and $489, respectively for long lived assets (both tangible and intangible).

As of December 31, 2011 all the Company's intangible assets have been amortized or written off.

n.	Treasury Shares

Company shares held by the Company are presented as a reduction of TAT's shareholders' equity at their cost to the Company.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

o.	Revenue recognition

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

Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passes) to the customer. Management provides for losses, if expected for the remaining portion of such contracts. For the years ended December 31, 2011, 2010 and 2009, no losses have been recognized for such fixed price contracts.

Revenues from remanufacture repair and overhaul (MRO) services are recognized as services are performed, at the time when the customer-owned material is shipped back to the customer.

Revenues from some maintenance contracts are recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. TAT estimates the costs that are expected to be incurred based on its experience with the aggregate costs incurred and to be incurred on contracts of this nature. The costs incurred related to the maintenance contracts are not incurred on a straight-line basis, as the timing to provide the maintenance services is dependent on when parts under these contracts require maintenance. Therefore, TAT accrues revenue as costs are incurred. These revenues are then compared to actual results and adjusted to either deferred revenue for results greater than historical estimates or expensed in those cases of performance less than historical estimates.  These accounts are reviewed on a timely basis and adjusted (if required) based on cost structures.

Revenues from royalties from sales of products developed with TAT's intellectual property, technology and technical assistance are recognized when the related sales are made.

p.	Shipping and handling costs

Shipping and handling costs billed to customers are included in revenue. The cost of shipping and handling products is included in costs of revenues.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

q.	Warranty costs

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

r.	Research and development

Research and development costs, net of grants, are charged to expenses as incurred.

s.	Fair value measurement

The Group measures fair value and discloses fair value measurements for financial and non-financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers credit risk in its assessment of fair value.

t.	Concentrations of credit risk

Financial instruments that potentially subject TAT to concentrations of credit risk consist principally of cash and cash equivalents, restricted deposits, marketable securities and accounts receivable.

Cash, cash equivalents and restricted deposits are deposited with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold TAT's cash, cash equivalents and restricted deposits are financially sound. Accordingly, minimal credit risk exists with respect to these financial instruments.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

t.	Concentrations of credit risk (Cont)

TAT's marketable securities include investment in debentures. Management believes that the companies that issued the debentures are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to the marketable securities. See also note 4 for details about auction rate securities impairment loss.

TAT's accounts receivable are derived mainly from sales to customers in the United States, Israel and Europe. TAT generally does not require collateral; however, in certain circumstances TAT may require letters of credit. Management believes that credit risks relating to accounts receivable are minimal since the majority of TAT's customers are world-leading manufacturers of aviation systems and aircrafts, international airlines, governments and air-forces, and world-leading manufacturers and integrators of defense and ground systems.  In addition TAT has relatively large number of customers with wide geographic spread which mitigates the credit risk. TAT performs ongoing credit evaluation of its customers' financial condition.

The allowance for doubtful accounts for the years ended December 31, 2011 and 2010, was $190 and $2,419, respectively.

u.	Income taxes

Income taxes are accounted for in accordance with ASC 740 "Income Taxes". This statement prescribes the use of the asset and liability method, whereby deferred tax assets and liabilities account balances are determined based on temporary differences between financial reporting and tax basis of assets and liabilities and for tax loss carry-forwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. TAT provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, see note 16i.

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

The Company records deferred taxes related to its share in income (loss) of affiliated company.

Dividends distributable from the income of non Israeli subsidiaries: As the Company intend to permanently reinvest retained earnings and has no intention to declare dividends out of such earnings in the foreseeable future it does not record deferred taxes in respect of taxes that would have been paid in such event.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

u.	Income taxes (Cont)

TAT did not provide for deferred taxes attributable to dividend distribution out of retained tax-exempt earnings from "Approved Enterprise" plans (see note 16b), since it intends to permanently reinvest them and has no intention to declare dividends out of such tax exempt income in the foreseeable future. Management considers such retained earnings to be essentially permanent in duration.

Results for tax purposes for the Company and TAT’s Israeli subsidiary are measured and reflected in NIS and for TAT’s U.S subsidiaries are measured and reflected in U.S Dollars. As explained in (b) above, the consolidated financial statements are presented in U.S. dollars. In accordance with ASC 740, TAT has not provided deferred income taxes on the differences resulting from changes in exchange rate and indexation.

The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within income tax expense. Such liabilities are classified as long-term, unless the liability is expected to be resolved within twelve months from the balance sheet date.

v.	Derivative financial instruments

As part of its hedging strategy, TAT enters into forward exchange contracts in order to protect TAT from the risk that the eventual U.S. Dollars cash flows from the sale of products to international customers will be adversely affected by changes in exchange rates. All forward contracts are recognized on the balance sheet at their fair value.

TAT also enters into forward exchange contracts and options strategies in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS. TAT elected not to follow the designation and documentation processes required to qualify for the hedge accounting method under ASC 815 "Derivative and Hedging", and any gain or loss derived from such instruments is recognized immediately as financial expenses (income).

As of December 31, 2011, TAT had U.S. Dollar-NIS hedging contracts with a notional amount of approximately $14,100 to purchase and sell U.S. Dollars. The fair value of the foreign exchange contracts and the options was $(372) and $100 as of December 31, 2011 and 2010, respectively. The cash flows associated with the contracts are reflected as cash flows from operating activities in the statements of cash flows.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

w.	Basic and diluted earnings (loss) per share

Earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year (net of treasury shares). Diluted earnings (loss) per share include the potential effect of stock option outstanding during the year, in accordance with ASC 260 "Earnings per Share", using the treasury stock method.

In 2011 and 2010, outstanding equity awards were not taken into account due to their anti-dilutive effect.

x.	Share-based compensation

The Company applies ASC 718 "Stock based compensation" with respect to employees options, which requires awards classified as equity awards, to be accounted for using the grant-date fair value method. The fair value of share-based awards is estimated using the Black-Scholes valuation model, the payment transaction is recognized as expense over the requisite service period, net of estimated forfeitures. The Company estimated forfeitures based on historical experience and anticipated future conditions.

The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule using the accelerated method over the requisite service period for the entire award.

y.	Comprehensive income (loss)

Other comprehensive income (loss), net of related taxes where applicable, includes, in addition to net income (loss): (i) currency translation adjustments; and (ii) unrealized holding gains and losses on available-for-sale securities.

The components of the Group’s accumulated comprehensive income (loss) for the years presented are as follows:

	December 31,
	2011	2010
Foreign currency translation adjustment	$(1,036)	$(424)
Unrealized gain from available-for-sale securities	-	10
Accumulated other comprehensive loss	$(1,036)	$(414)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

z.	Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Company’s management assesses such contingent liabilities and estimated legal fees, if any. Such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, Company’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

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

aa.	Recently Issued Accounting Principles Not Yet Adopted

(1)
In September, 2011, the FASB issued ASU 2011-08, Intangibles – Goodwill and Other, which simplifies how an entity is required to test goodwill for impairment. This ASU would allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under the ASU, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The ASU includes a number of factors to consider in conducting the qualitative assessment.  The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted. This standard is not expected to have a material impact on the Company’s reported results of operations or financial position. For 2011, the Company already performed its annual Goodwill impairment testing.

(2)
In June, 2011, the FASB issued ASU No. 2011-05. Under the amendments in this ASU, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

aa.	Recently Issued Accounting Principles Not Yet Adopted (Cont)

The amendments in this ASU should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The Company will adopt ASU 2011-05 retrospectively on January 1, 2012 and does not anticipate that the ASU will have a material effect on its financial position or results of operations.

(3)
In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 changes certain fair value measurement principles and clarifies the application of existing fair value measurement guidance. These amendments include, among others, (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (3) disclosing quantitative information about the unobservable inputs used within the Level 3 hierarchy.

The amendments are effective for interim and annual periods beginning after December 15, 2011 on a prospective basis. The Company does not expect ASU 2011-04 to have a material effect on its consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3 -	ACQUISITIONS

a.	Limco-Piedmont

As of December 31, 2011, TAT owned 100% of its U.S. subsidiary Limco-Piedmont.

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

Accordingly, the Company carried the difference between the Non controlling interest obtained and those disposed of to a capital reserve recorded in the consolidated statement of changes in equity under "additional paid in capital". As part of the merger mentioned above, all of Limco – Piedmont's outstanding share options at the time of the merger were cancelled, See note 14(d)(4).

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

b.	Acquisition of stocks of FAvS

On December 4, 2009, the Company, through its subsidiary Piedmont, signed an investment agreement with FAvS. According to the agreement Piedmont was issued 288,334 shares of Class B Common stock of FAvS representing 37% of FAvS' then share capital (share amount adjusted as result of a 1 for 20 reverse stock split) and $ 750 of FAvS Preferred stocks (entitled to cash dividends at an annual rate of 12% payable quarterly or to additional Preferred stocks at an annual rate of 15%) in return for Piedmont's propeller and parts businesses. The net assets value as of December 4, 2009, of the propeller and parts businesses was $4,325, the fair value of FAvS' Common stocks and Preferred stocks was $8,931 (including businesses' acquisition expenses of $200). Accordingly, the Company recorded the difference of $4,400 as capital gain.

On the date of the above mentioned transaction, FAvS also signed an agreement to purchase all the assets and liabilities of Aerospace Turbine Rotables ("AeTR"). AeTR specializes in renovation and repair of landing gear, safety equipment and hydraulic and electrical components for corporate, regional and military aircraft. Piedmont also provided a guarantee for a period of one year (later renewed for an additional period) and up to $ 7,000 in respect of FAvS' debt in connection with the acquisition of AeTR (see also note 13(e)).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3 -	ACQUISITION (CONT)

b.	Acquisition of stocks of FAvS (Cont)

On October 1, 2010, Piedmont agreed to extend the guarantee for $6,600, by providing a letter of credit to the lender of FAvS. The renewed guarantee was for a period of 15 months ending December 31, 2011 and its amount was to be  reduced as such debt amortizes in increments of $100 per month. Piedmont was also granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event that the letter of credit is drawn upon. Piedmont also entered into an inter creditor agreement with the lender to FAvS which will subordinate Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender. The said guarantee was further extended and amended following the settlement agreement entered between FAvS and the Company, as described further below.

FAvS' shares are quoted over the counter (OTC) at the PINKSHEET stock market (PINKSHEET: FAVS.PK). FAvS' share value as of the transaction closing date (December 4, 2009) and as of December 31, 2009, 2010 and 2011 was $17.8, $15.0, $12.4 and $5.45, respectively (share value adjusted as result of a 1 for 20 reverse stock split).The Company believes that the share value does not reflect the fair value of FAvS' share, due to very low trading volume in FAvS' shares that do not comprise an active market. Based on an appraisal performed by management with the assistance of a third party valuation, which included a number of factors, management determined the fair value of FAvS for the above mentioned transaction. According to the valuation, FAvS' fair value amounted to $22,549 as of December 4, 2009, based on which the Company recorded as $4,400 of capital gain.

A commercial dispute existed between Piedmont and FAvS relating to the propeller maintenance business which had been contributed to FAvS by Piedmont, as part of the transaction discussed above.  The commercial dispute began in April 2010 when a customer of the propeller maintenance business requested reimbursement from FAvS for damages to certain propellers. FAvS then sought reimbursement from Piedmont for such amounts.  Although Piedmont rejected all of FAvS’ claims with regards to Piedmont’s responsibility for the claimed damages, in July 2010, the parties reached an agreement pursuant to which Piedmont loaned $700 to FAvS and agreed to bear a portion of the additional cost of the replacement of propeller blades that FAvS would be responsible for. In exchange FAvS agreed to waive all claims against Piedmont with respect to such customer. Such loan was subsequently forgiven.

Notwithstanding such waiver, in the last quarter of 2010, FAvS again asserted claims against Piedmont relating to the propeller maintenance business including claims not previously asserted. After reviewing this issue during the 2010 fourth quarter and thereafter, the Company estimated the additional liability it may bear and accordingly wrote off the loan and recorded an accrual, covered its potential cost in connection with this matter.

In order to settle the commercial dispute that existed between TAT’s subsidiary, Piedmont and FAvS, on June 30, 2011, Piedmont and FAvS entered into a Settlement Agreement and Release (the “Settlement Agreement”). Pursuant to the Settlement Agreement, each party fully released the other party and acknowledged that the settlement was a compromise of disputed claims and was not to be construed as an admission of liability or wrongdoing.  In addition, each party agreed not to disparage the other and Piedmont paid an aggregate additional amount of $700 to FAvS (which amount had been fully reserved during 2010).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3 -	ACQUISITION (CONT)

b.	Acquisition of stocks of FAvS (Cont)

Simultaneously with the execution of the Settlement Agreement, the Chief Executive Officer and controlling stockholder of FAvS (“FAvS CEO”), purchased 166,113 shares of Class A Common Stock of FAvS at a price of $18.06 per share (share amount and price per share adjusted as result of a 1 for 20 reverse stock split), for an aggregate amount of $3,000, while diluting Piedmont’s interest in FAvS from 36.6% to 30.3% (30.02% as of December 31, 2011). In addition, Piedmont agreed to extend its guarantee of the bank debt incurred by FAvS to fund the AeTR transaction through June 30, 2013 and to continue to provide a letter of credit to secure such guarantee.  The amortization schedule for such debt was revised so that no amortization will occur until June 30, 2012. Thereafter the debt will amortize at the rate of $200 per month. As of December 31, 2011, the guarantee amount is $5,800. Piedmont secured an amount of $2,900 as of December 31, 2011, in respect of this guarantee.

The Stockholders Agreement entered into in 2009 between Piedmont and FAvS CEO was also amended to delete the reciprocal drag along rights and to provide that Piedmont may designate one member to the Board of Directors of FAvS (rather than the two members provided in the original agreement). Finally, the Rights Agreement entered into in 2009 between Piedmont and FAvS was amended so that Piedmont’s right to approve certain material corporate actions by FAvS has been limited to the right to approve contracts or agreements with affiliates of FAvS. The amendment also provided that the approval of Piedmont would not be required if FAvS seeks to raise additional capital from FAvS CEO as long as the consideration that was paid by FAvS CEO was not less than the consideration that would have been paid by a third-party in an arms-length transaction and would have been a fair, equitable and reasonable consideration under the circumstances.

In connection with the Settlement Agreement and the dilution in Piedmont’s interest in FAvS, the Company recorded, at June 30, 2011, a gain in the amount of $240 related to the $3,000 capital investment in FAvS by FAvS CEO which was at a higher share price than recorded at Piedmont books.

Financial information

FAvS audited consolidated financial statements, as of December 31, 2010, signed on March 25, 2011, included a restatement on FAvS' 2009 financial statements in connection with the FAvS - Piedmont transaction. The restatement that was recorded by FAvS management in its financial statements was based on FAvS claims related to the commercial dispute as discussed above. FAvS restated the original transaction by accruing losses in its business combination accounting and not recording a loss as a result of the events as described.

Management was of the opinion that the restatement as reported in FAvS consolidated financial statements for 2010 was incorrect. The restatement related to a specific contract transferred as part of the FAvS – Piedmont transaction to FAvS, which FAvS claimed to have turned out to be a loss contract.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3 -	ACQUISITION (CONT)

b.	Acquisition of stocks of FAvS (Cont)

Management believed that the loss incurred by this maintenance contract is an event that occurred only after its 2009 financial statements were issued, and it did not and could not know that this contract would result in a loss at the time that the Company's audited financial statements for 2009 were issued. Management believes such losses, should have been recorded in 2010. As a result, management revised the 2010 financial statements of FAvS in determining the amounts of losses recorded in 2010 and performed an impairment test as of December 31, 2010, on its investment in FAvS. The Company recorded an impairment charge of $1,813 in its investment in FAvS as of December 31, 2010, based on this impairment test, which was performed by management with the assistance of a third party valuation firm.

Below is a table that presents the impact of the adjustment that was done by the Company's management to record the losses, recorded by FAVS as a restatement to its 2009 financial statements, in the year ended December 31, 2010.

	As reported by FAvS	Adjustment		As used to report FAvS based on Equity Method

Net sales	$128,463			$128,463
Cost of sales	103,392	2,806	(1)	106,198
Gross profit	25,071			22,265
Operating expenses	23,996			23,996
Impairment of goodwill	-	3,715		3,715
Income (loss) from operations	1,075			(5,446)
Non-operating income (expense), net	(2,250)			(2,250)
Loss before income taxes	(1,175)			(7,696)
Income tax provision	(16)			(16)
Net loss	(1,191)			(7,712)
Dividends on preferred stock	(219)			(219)
Loss attributable to common stockholders	$(1,410)			$(7,931)

(1)	Represents the adjustments to inventories ($487) and accrued losses on the contract ($2,319).

A reconciliation of the share in income (loss), impairment of investment in FAvS and gain from dilution for each of the years ended December 31, 2011 and 2010:

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3 -	ACQUISITION (CONT)

b.	Acquisition of stocks of FAvS (Cont)

	Year ended December 31,
	2011	2010

Share in income (loss) related to common stockholders	$218	$(2,904)
Share in income related to preferred stock	113	122
Amortization of purchase price fair value adjustment	-	85
Impairment of investment	-	(1,813)
Gain from dilution of interests in affiliated company	240	-
	$571	$(4,510)

NOTE 4 -	AVAILABLE-FOR-SALE - MARKETABLE SECURITIES

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Fair Value

Available-for-sale:
Money Market	$1,025	$-	$1,025
Auction Rate Securities (1)	1,900	-	1,900
	$2,925	$-	$2,925

	December 31, 2010
	Amortized Cost	Gross Unrealized Gains	Fair Value

Available-for-sale:
Money Market	$962	$-	$962
Auction Rate Securities (1)	1,950	-	1,950
Trust funds (2)	579	4	583
	$3,491	$4	$3,495

(1)
Auction Rate Securities (hereinafter - ARS) are a type of long-term bonds (usually issued for period longer than ten years) issued by corporates, local authorities, institutions of higher education and others for securitization of assets. The ARS bears variable interest rate, re-determined by an auctions held every short period. The ARS interest held by the Company is re-determined every 7, 28 or 35 days and will mature on 2019. The ARS held by TAT is issued by SSM Health Care of Oklahoma City, Illinois and Wisconsin municipalities. These financial instruments were classified as short term in the financial statements since the Company has intention to exercise them during the next twelve months. As of December 31, 2010, the Company recorded other-than-temporary impairment loss of $200 on Auction Rate Securities based on fair value estimation. In each of the years 2011, 2010 and 2009 the Company realized $50 of the ARS held by it in par value.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4 -	AVAILABLE-FOR-SALE - MARKETABLE SECURITIES (Cont)

(2)
Trust funds are a type of short-term marketable securities consist a predefined composition of debt securities, corporate bonds, shares and other securities, issued by financial institutions and have an active market. These trust funds are classified as available-for-sale and are recorded at fair value based on market quote.

The marketable securities are classified as short-term based on the Company's intent to realize them within twelve months from the balance sheet date.

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

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Money Market	$1,025	$-	$-	$1,025
Auction Rate Securities	-	-	1,900	1,900
Total	1,025	-	1,900	2,925

Liabilities:
Derivatives	$-	$372	$-	$372

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Money Market	$962	$-	$-	$962
Derivatives	-	100	-	100
Auction Rate Securities	-	-	1,950	1,950
Trust funds	583	-	-	583
Total	$1,545	$100	$1,950	$3,595

Consistent with the Company’s investment policy guidelines, the ARS investments held by the Company all had AA credit ratings at the time of purchase.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5 -	FAIR VALUE MEASUREMENT (CONT)

The carrying amounts of financial instruments, include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

The fair values of long-term liabilities were estimated by discounting the future cash flows, using the rate currently available for liabilities of similar terms and maturity. The carrying amount of TAT’s long-term liabilities approximates their fair value.

The following table includes a roll-forward of the amounts in the balance sheet for the years ended December 31, 2011 and 2010 (including the change in fair value) for auction rate securities classified within level 3 of the fair value hierarchy.

Balance as of January 1, 2010	$2,200

Other –than-temporary impairment loss	(200)
Realized	(50)

Balance as of December 31, 2010	1,950

Realized	(50)

Balance as of December 31, 2011	$1,900

Non-Recurring Fair Value Measurements

The following table presents the Group’s assets measured at fair value on a non-recurring basis for the years ended December 31, 2011 and 2010:

		Fair value measurements using
	Year ended December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
Property and equipment (1)	$1,325	$-	$-	$1,325	$1,865
License for service center (1)	$-	$-	$-	$-	$1,100
Customer relationships (1)	$-	$-	$-	$-	$298

		Fair value measurements using
	Year ended December 31, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
Goodwill (2)	$-	$-	$-	$-	$4,223
Customer relationships (3)	$-	$-	$-	$-	$481
Investment in affiliated company (4)	$4,449	$-	$-	$4,449	$1,813

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5 -	FAIR VALUE MEASUREMENT (CONT)

(1)
During the year ended December 31, 2011, the Company reviewed the MRO services for Aviation Components’ long lived assets for impairment by estimating the fair value of this segment’s operations and the fair value of its specific long lived assets, and comparing those values to the carrying value of the assets. The Company concluded, based on this valuation, that certain fixed assets and intangible asset ‘License for Service Center’ amounting to $1,865 and $1,100, respectively at its MRO services for Aviation Components operating segment were impaired. In addition, due to management estimates of a continuing decline in sales levels in the OEM of Electric Motion Systems operating segment, resulting from the weakness in the Israeli defense market, the Company reviewed indications for impairment of certain identifiable assets in this segment. Accordingly, the Company reviewed these assets for impairment by estimating their fair value based on their net selling price and comparing those values to the carrying value of the assets.  As a result the Company concluded that the intangible asset ‘Customer Relations’ at its OEM of Electric Motion Systems operating segment in the amount of $298 was impaired.

Accordingly, the Company recorded a total of $3,263 impairment charges in the year ended December 31, 2011 to reflect the fair value of the long lived assets mention above.

(2)
During the year ended December 31, 2010, the Company performed its annual impairment test of goodwill. During this year, the Company encountered adverse changes in the business climate including a weak U.S. and global economy which resulted in a reduction in demand for the MRO services for aviation components. As a result of these factors, management revised its future cash flow expectations, which lowered the fair value estimates of a certain reporting unit. The Company determined under the first step of its annual test that the fair value of goodwill at its MRO services for aviation components reporting unit was less than the carrying value for this reporting unit. The Company recorded a $4,223 goodwill impairment charge (which was the entire remaining goodwill for the MRO services for aviation components reporting unit) in the third quarter of 2010, to reflect the implied fair value of goodwill for the MRO services for aviation components reporting unit. Calculating the fair value of the MRO services for aviation components reporting unit requires the input of significant estimates and assumptions, some of which are unobservable. The significant estimates and assumptions include business assumptions, historical gross profit, weighted average cost of capital, terminal growth rate.

(3)
The Company also reviewed its other intangible assets for impairment, in accordance with ASC 360. During the year ended December 31, 2010, the Company estimated the fair value of its other intangible assets using a discounted cash flow analysis and compared those values to the carrying value of the assets. The Company concluded, based on this comparison, that Customer relationship intangible asset was impaired at its MRO services reporting unit. The Company recorded a $481 impairment charge and wrote off this asset in the year ended December 31, 2010.

(4)
As of December 31, 2010, The Company recognized an impairment charge of $1,813 of its 37% then interest in FAvS’ that was based on an appraisal performed by management with the assistance of an independent valuation. This valuation was done based on a discounted cash flow analysis, requiring the input of significant estimates and assumptions, some of which are unobservable.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6 -	INVENTORIES

Inventories are composed of the following:

	December 31,
	2011	2010

Raw materials and components	$11,832	$10,746
Work in process	16,652	18,057
Spare parts	2,243	3,027
Finished goods	576	333

	$31,303	$32,163

Inventories are net of reserve for slow moving and surplus production and write down of inventory (as mentioned below) in the amount of $6,589 and $4,716 at December 31, 2011 and 2010, respectively.

During the year ended December 31, 2011, the Company recorded a write down of inventory in the amount of $2,500 attributable to inventory of the MRO services for aviation components segment. The write down was due to management’s estimation of the continued decline in future forecasted sales levels and decline in profitability margins in certain product lines in this operating segment, which were lower than previously anticipated, resulting from the weakness in these areas of business, and was recorded under cost of revenues.

During the year ended December 31, 2010, the Company recorded a write down of inventory in the amount of $3,500 attributable to inventory of the MRO services for aviation components segment. The write down was due to a decline in future forecasted sales levels, and was recorded under cost of revenues.

NOTE 7 -	PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2011	2010
Cost:
Land and buildings (1)	$6,518	$6,176
Machinery and equipment (2)	35,545	33,929
Motor vehicles	869	1,290
Office furniture and equipment	2,189	2,077
Software	500	246

	45,621	43,718
Less: Accumulated depreciation	32,768	29,275
Depreciated cost	$12,853	$14,443

(1)
Includes lease rights to land in the amount of $1 under a sub-lease agreement with TAT Industries. The lease period ends in 2020 and includes a renewal option if TAT Industries exercises the option granted by the Israel Land Administration. See also note 10(a).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7 -	PROPERTY, PLANT AND EQUIPMENT, NET (CONT)

(2)	The cost is net of investment grants received by Bental in the amount of $498 and $414 as of December 31, 2011 and 2010.

Depreciation and amortization expenses amounted to $2,732, $2,719 and $2,427 for the years ended December 31, 2011, 2010 and 2009, respectively (depreciation and amortization expenses do not include impairment charges).

During the year ended December 31, 2011, the Company recorded impairment of property, plant and equipment in the amount of $1,865, attributable to certain property and equipment items of the MRO services for aviation components segment, based on estimations of the fair value of these assets. Impairment charge was recorded under the cost of revenues item in the consolidated statements of income (loss).

During the year ended December 31, 2010, the Company recorded impairment of property, plant and equipment in the amount of $183 attributable to certain machinery and equipment items of the MRO services for aviation components segment based on the reduced forecasted usage of these items, and was recorded as an expense under the cost of revenues item in the consolidated statements of income (loss).

Liens on property, plant and equipment are discussed at note 13(f).

NOTE 8 -	GOODWILL AND INTANGIBLE ASSETS

a.	Intangible assets:

	December 31,
	2011	2010
Cost:
Customer relationships	$865	$865
License for service center	2,050	2,050
Others	136	136
	3,051	3,051
Accumulated amortization and impairment charges:
Customer relationships	865	428
License for service center	2,050	650
Others	136	23
	3,051	1,101
Amortized cost	$-	$1,950

Amortization expense amounted to $539, $663 and $543 for the years ended December 31, 2011, 2010 and 2009, respectively (amortization expenses do not include impairment charges).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8 -	GOODWILL AND INTANGIBLE ASSETS (CONT)

a.	Intangible assets (cont):

For the year ended December 31, 2011, due to decrease in the anticipated profit margins the Company recorded an impairment charge for its intangible assets in the total amount of $1,398, under cost of revenues. This amount is comprised of impairment charge in the amount of $1,100 (the entire asset was written off) in connection with the   "Authorized service center", intangible asset at the MRO services for Aviation Components operating segment, and $298 (the entire asset was written off) in connection with the ‘Customer Relations’ intangible asset at its OEM of Electric Motion Systems operating segment ((see also note 5(1)).

In addition, for the year ended December 31, 2010 the Company recorded an impairment charge in the amount of $481 of customer relationship, at the MRO services for Aviation Components operating segment, under operating expenses (see also note 5(3)).

b.	The changes in the carrying amounts of goodwill by operating segment for the fiscal years ended December 31, 2011 and 2010 are as follows:

	OEM - Electric Motion Systems	MRO services *	Total

Balance as of January 1, 2010	$1,088	$4,223	$5,311

Goodwill impairment	-	(4,223)	(4,223)
Effect of changes in exchange rate	68	-	68
Balance as of December 31, 2010	1,156	-	1,156

Effect of changes in exchange rate	(114)	-	(114)
Balance as of December 31, 2011	$1,042	$-	$1,042

Goodwill, gross, at December 31, 2011	$1,042	$4,547	$5,589
Accumulated impairment losses	-	(4,547)	(4,547)
Goodwill, net, at December 31, 2011	$1,042	$-	$1,042

*
As of January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate segments: Heat Transfer Services and Products; and MRO services for Aviation Components.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8 -	GOODWILL AND INTANGIBLE ASSETS (CONT)

c.	Impairment Assessments

During the year ended December 31, 2011, the Company determined under the first step of its annual test that the fair value of the OEM of Electric Motion Systems reporting unit is greater than its carrying amount. Based on the results of this test the Company determined that the goodwill related to the said reporting unit was not impaired.

The fair value of the OEM of Electric Motion Systems reporting unit exceeded its carrying value by approximately $100, or 1.1% and thus was at risk of failing step one of the goodwill impairment test, and is therefore at risk of a future impairment in the event of unfavorable changes in the forecasted cash flows or the key assumptions used in the analysis, including the weighted average cost of capital (discount rate) and growth rates utilized in the discounted cash flow analysis.

The Company determined the fair value of the OEM of Electric Motion Systems reporting unit using the discounted cash flows method. The material assumptions used for 2011 annual test were three years of projected net cash flows (in accordance with the Company’s budget), a discount rate of 18% and a long-term growth rate of 1.95%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

During the year ended December 31, 2010, the Company performed its annual impairment test of goodwill. During this year, the Company encountered adverse changes in the business climate including a weak U.S. and global economy which resulted in a reduction in demand for the MRO services. As a result of these factors, management revised its future cash flow expectations, which lowered the fair value estimates of a certain reporting unit. The Company determined under the first step of its annual test that the fair value of goodwill at its MRO services reporting unit was less than the carrying value for this reporting unit. The Company recorded a $4,223 impairment charge (which was the entire remaining goodwill for this reporting unit) in the third quarter of 2010, to reflect the implied fair value of goodwill for the MRO services reporting unit.

The Company determined the fair value of the MRO services reporting unit using the discounted cash flows method. The material assumptions used for 2010 annual test were four years of projected net cash flows (in accordance with the Company’s budget), a discount rate of 20.0% and a long-term growth rate of 2.79%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9 -	OTHER BALANCE SHEETS SUPPLEMENTALS

a.	Other accounts receivable and prepaid expenses:

	December 31,
	2011	2010

Deferred tax asset	$2,564	$3,536
Current tax provision	1,818	3,320
Prepaid expenses	679	556
Income receivables and grants	340	93
Advance payments	130	191
Derivatives	-	100
Related party	-	129
Other	216	176

	$5,747	$8,101

b.	Other account payable and accrued expenses:

	December 31,
	2011	2010

Employees and payroll accruals	$3,608	$3,627
Government authorities	570	403
Advances from customers	557	737
Warranty provision	288	341
Accrued royalties	316	272
Derivatives	372	-
Deferred tax liability	179	-
Other accrued expenses	780	2,447

	$6,670	$7,827

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10 -	TRANSACTIONS WITH RELATED PARTIES

a.	Transactions with TAT Industries:

	Year ended December 31,
	2011	2010	2009

Management fees (1)	$50	$50	$50
Lease expenses (2)	$408	$371	$335

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

(2)
During 2000, TAT entered into a lease agreement with TAT Industries, pursuant to which the Company leases from TAT Industries approximately 344,000 square feet, including 90,000 square feet of manufacturing, office and storage space, for a period of 24 years and eleven months for annual rental fee which is subject to revaluation every fifth year by a real estate appraiser, with an additional incremental payment of 2% per year.

In 2010, following a revaluation by a real estate appraiser, the rental fee was increased to $400 per year with an additional incremental payment of 2% per year. The rental fee will be revaluated again in 2015 (the "Next Revaluation"). The Company's Audit Committee has reapproved the said agreement until the Next Revaluation

b.	Balances with related parties:

	December 31,
	2011	2010
KMN Capital (USA) Inc. – current asset (1)	$94	$144
TAT Industries - current asset (2)	724	-
Total asset	$818	$144

TAT Industries - current liability (2)	$-	$(27)
Bental Non controlling interest - current liability	(85)	(62)
FAVS - current liability	(80)	(48)
Total liability	$(165)	$(137)

(1)	The outstanding amount paid by KMN Capital (USA) Inc. after December 31, 2011.

(2)
As of December 31, 2011 and March 31, 2012, TAT Industries owed the Company approximately $724 and $550, respectively. This debt results from certain expenses incurred by TAT Industries and born by the Company. The debt bears interest at the rate equal to the interest rate agreed between TAT Industries and its lending banks.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10 -	TRANSACTIONS WITH RELATED PARTIES (CONT)

c.	Transactions with related parties:

	Year ended December 31,
	2011	2010	2009

Management fee to shareholders (see item e below)	$400	$400	$400

d.
Bental is engaged in various agreements with the Non controlling interest and other related parties for the rental, maintenance and other services provided to it, in connection with its plant and operations. Total amount paid by Bental for these services in 2011 and 2010 was $526 and $539, respectively.

e.
On December 13, 2011 TAT’s Audit Committee and Board of Directors approved the extension of a management agreement with the controlling shareholder of the Company, Isal. According to the agreement, in return for the management services rendered by Isal to TAT, TAT will pay Isal an amount of $100 per quarter for the period commencing in November 2011. The agreement shall be in effect for additional period of three years. Each party may terminate the management agreement by providing a four-month advance notice. Total amount paid by TAT for the management services in 2011 and 2010 was $397 and $408, respectively. The Agreement is subject to the approval of the Company’s stockholders.

f.
On August 13, 2009, TAT’s Audit Committee and Board of Directors approved the appointment of Mr. Avi Ortal as CEO of TAT's subsidiary, Limco-Piedmont simultaneously with serving as CEO of KMN Capital (USA) Inc., Mr. Ortal relocated to the U.S. and devoted his time to serving as CEO of the said companies. Mr. Ortal received a salary of approximately $180 a year including a car and an insurance policy for his office as CEO of Limco-Piedmont. Furthermore, Mr. Ortal was entitled to a sum of approximately $180 for his office as CEO of KMN Capital (USA) Inc., Limco-Piedmont beared the actual overall employment costs of Mr. Ortal as CEO of Limco- Piedmont and as CEO of KMN Capital (USA) Inc., KMN Capital (USA) Inc., reimbursed Limco- Piedmont for 50% of said costs. In April 2011, Mr. Ortal advised TAT’s Board of Directors of his intention to terminate his employment with Limco-Piedmont on July 31, 2011. On May 18, 2011, Mr. Ortal entered into a Consulting Agreement with TAT, effective for a period of eight months following the termination of his employment, to provide part-time consulting services to TAT with respect to its U.S. based subsidiaries.  Mr. Ortal will receive consulting fees of $20 per month for such services. A total of $180 was paid to Mr. Otral upon his termination of employment. As of December 31, 2011, no further obligations remain to be provided by the Company to Mr. Ortal.

g.
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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10 -	TRANSACTIONS WITH RELATED PARTIES (CONT)

h.
In December 2009, Piedmont provided a guarantee for a period of one year (later renewed for an additional period) up to $ 7,000 in respect of FAvS' debt taken in connection with the acquisition of AeTR. On June 30, 2011 Piedmont agreed to extend its guarantee through June 30, 2013 and to continue to provide a letter of credit to secure such guarantee.  The amortization schedule for such debt was revised so that no amortization will occur until June 30, 2012.  Thereafter the debt will amortize at the rate of $200 per month. As of December 31, 2011, the guarantee amount is $5,800 (see also note 13 (e)).

i.
On September 7, 2011 TAT received a loan from Bental for the total amount of NIS 2.5 million (approximately $700), to be repaid in whole at the end of a 24 month period (the “Term”). The principle amount bears interest of Prime+1% payable on a quarterly basis and may be repaid at any time during the term upon TAT’s discretion. Simultaneously with such loan, Bental received a loan from an Israeli bank for similar amount under similar terms and conditions.

j.	Resignation of CEO

On December 7, 2011, Mr. Shmuel Fledel, the Chief Executive Officer of the Company at the time, resigned from his position, effective at the end of his prior notice period in accordance with his employment agreement. Upon his resignation all stock options held by Mr. Shmuel Fledel were forfeited.

k.	Nomination of new CEO

On December 13, 2011, TAT’s Audit Committee and Board of Directors approved the appointment of Mr. Itsik Maaravi as CEO of TAT, effective January 1st, 2012. Mr. Maaravi was the President of Piedmont, a position he has held since July 2011. From July 2009 through June 2011 Mr. Maaravi was Chief Marketing Officer for Piedmont as well as for Limco. The Company has entered into a new employment agreement with Mr. Maaravi pursuant to which he will be entitled to an annual salary of $250 thousands. Maaravi will be eligible to participate in a bonus plan if and when such a plan is adopted by the Company, and if such bonus plan is adopted, the maximum level according to the bonus plan for meeting target will not be less than 25% of his annual salary. He will also be eligible for a special bonus of $100,000 if in 2013 the Company has sales of at least $125,000 and EBITDA of at least 18%. The agreement has a term of three years subject to early termination upon any of the following: (a) TAT can terminate for cause (fraud, conviction, gross negligence, breach, etc.) immediately; (b) TAT can terminate without cause upon 90 days prior written notice; and (c) Maaravi can terminate upon 90 days prior written notice. The agreement also contains customary non-compete and non-solicitation provisions.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11 -	SHORT TERM BANK CREDIT AND LONG TERM LOANS

a.	Terms of the loans and balances:

	Currency of loan	Interest Rate December 31, 2011	Years of Maturity	December 31, 2011

Long-term loan (1)	NIS	5.25%	2012-2014	$795
Long-term loan (2)		$2.50%-3.50%	(2)	3,252
Long-term loan (3)	NIS	Prime +1%	2013	655
				4,702

Less - current maturities (3)				(282)

				$4,420

	Currency of loan	Interest Rate December 31, 2010	Years of Maturity	December 31, 2010

Long-term loan (1)	NIS	5.25%	2011-2014	$1,204
Long-term loan (2)		$2.50%-3.50%	(2)	6,250
				7,454

Less - current maturities (1)				(345)
Less - current maturities (2)				(6,250)

				$859

Required principal payments (including current maturities) as of December 31, 2011, are as follows:

Year	Amount
2012	$282
2013	3,310
2014	1,110
$4,702

(1)
The original loan was received by Bental in 2009 from an Israeli bank the amount of $1,400 to be repaid in quarterly installments over a five years period, commencing 2010.  On June 30, 2010, the entire original loan was repaid and a new loan in the same amount was taken. This new loan bears annual fixed interest of 5.25% and will be repaid until August 2014 in a quarterly installments (with regard to covenants related to such loan see note 13(f)(3)).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11 -	SHORT TERM BANK CREDIT AND LONG TERM LOANS (CONT)

a.	Terms of the loans and balances (cont):

(2)
Loans received by TAT from an Israeli bank in a total amount of $6,250 out of which $5,000 were received during year 2008 and additional $1,250 were received during year 2009. The loans amount was to be repaid in four annual installments commencing 2011. These loans bear quarterly interest of Libor + 3.5% and Libor + 1.85%, respectively. In May 2011, TAT repaid $750 of principal, in accordance with the original installments schedule. On November 7, 2011, TAT prepaid $2,250, following which the remaining balance was $3,252. In September, 2011, TAT reached agreement with its lending bank to adjust certain financial covenants related to the said loans it was failing to meet at the time. Accordingly, as of December 31, 2011 the Company meets all financial covenants related to such loans (see also note 13(f)(2)).

(3)
On September 7, 2011, Bental received a loan from an Israeli bank in a total amount of NIS2.5 million (approximately $700), to be repaid in whole at the end of a 24 month period (the “Term”). The principal amount bears interest of Prime +1% payable on a quarterly basis and may be repaid at any time during the term upon Bental’s discretion (see also note 10(i)).

(4)	In addition, as of December 31, 2011 Piedmont's bank credit balance amounted to $294.

TAT provided certain guarantees and covenants, to secure its long-term loans, see note 13e.

b.	Line of credit

On November 15, 2011, Limco-Piedmont renewed its line of credit with a U.S bank for an additional 21 month period ending on August 31, 2013, for borrowings of up to $10,000 under certain conditions. $5,000 of this amount will stand for Limco and $5,000 will stand for Piedmont. The line of credit bares interest of Libor + 1.5%, and its utilization is subject to compliance with financial covenants agreed between the parties. As of December 31, 2011, approximately $4,340 of the total line of credit was utilized by Limco and Piedmont. In addition, as of December 31, 2011 the Limco-Piedmont meets all financial covenants related to such line of credit (see also note 13(f)(1)).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

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

Severance pay expenses for the Israeli companies were $495, $425 and $371 for the years ended December 31, 2011, 2010 and 2009, respectively.

Limco-Piedmont sponsors a 401(K) profit sharing plan covering substantially all of its employees. The plan permits the employer to contribute a discretionary amount for a plan year, which the employer designates as qualified non-elective contribution. Contributions to plan by Limco-Piedmont were $188, $167 and $193 for the years ended December 31, 2011, 2010 and 2009, respectively.

The group expects to contribute approximately $730 in 2012 to the pension funds and insurance companies in respect of their severance and pension pay obligations.

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

The liability is funded in part from the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the balance sheets under “Amount funded in respect of employee rights upon retirement.” These policies are the Company's assets. However, under employment agreements and subject to certain limitations, any policy may be transferred to the ownership of the individual employee for whose benefit the funds were deposited. In the years ended December 31, 2011, 2010 and 2009, the Israeli companies deposited $313, $281 and $313, respectively, with insurance companies in connection with its severance payment obligations.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

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

The amounts of severance payment expenses were $43, $253 and $1,658 for the years ended December 31, 2011, 2010 and 2009.

The Israeli companies expect to pay $1,920 in future benefits to their employees during 2012 to 2021 upon their normal retirement age - see breakdown below. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Israeli companies before their normal retirement age.

Year	Amount
2012	$334
2013	198
2014	188
2015	125
2016	123
Thereafter (through 2021)	952

Total	$1,920

NOTE 13 -	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commissions arrangements:

TAT is committed to pay marketing commissions to sale agents at a range of 1% to 12% of total sales contracts which were received through promotion and distribution carried out by them. Commission expenses were $626, $750 and $880 for the years ended December 31, 2011, 2010 and 2009, respectively. The commissions were recorded as part of the selling and marketing expenses.

b.	Royalty commitments:

(1)
TAT is committed to pay royalties to third parties through 2012, of ranging between 9% to 17% of sales of products developed by the third parties. Royalty expenses were $460, $328 and $324 for the years ended December 31, 2011, 2010 and 2009, respectively. The royalties were recorded as part of the cost of revenues.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13 -	COMMITMENTS AND CONTINGENT LIABILITIES (CONT)

b.	Royalty commitments (cont):

(2)
Limco-Piedmont is committed to pay royalties to third party, of ranging between 3% to 5% of sales of products purchased from the third party, after deducting related costs incurred by Limco-Piedmont. That third party is the exclusive manufacturer of the products for which Limco-Piedmont provide MRO services. In addition, Limco-Piedmont is committed to pay said third party royalties, of ranging between 1.5% to 10% of sales of additional products exclusively manufactured by the third party. Royalty expenses were $201, $111 and $150 for the years ended December 31, 2011, 2010 and 2009, respectively. The royalties were recorded as part of the cost of revenues.

(3)
Bental is committed to pay royalties to the Israeli government on proceeds from the sales of products, in the research and development of which the Israeli government participated by way of grants. Under the terms of Bental’s funding from the Office of the Chief Scientist, royalty payments are computed on the portion of sales from such products at a rate of 2% and 3.5%. The commitment to the Chief Scientist is limited to the amount of the received participation (dollar linked), with the addition of an annual interest rate based on Libor. As of December 31, 2011 and 2010, the total amount of royalty bearing grants due by Bental to the Chief Scientist was approximately $82 and $88, respectively.

c.	Lease commitments:

Limco-Piedmont leases some of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2016. The monthly rental expense ranges from approximately $3.5 to $8. Certain leases contain renewal options as defined in the agreements. Lease expense (excluding related parties) totaled $258, $246 and $253 for the years ended December 31, 2011, 2010, and 2009 respectively.

TAT leases its factory from its parent company; see note 10(a), until 2020.

Bental leases an area of its plant from a related party for $50 per annum, under a long-term lease until 2013.

As of December 31, 2011, future minimum rental payments under non-cancelable operating leases are as follows:

Year	Amount
2012	$589
2013	597
2014	606
2015	616
2016	624
Total	$3,032

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13 -	COMMITMENTS AND CONTINGENT LIABILITIES (CONT)

d.	Legal claims contingencies

(1)
On April 8, 2009, a claim was filed with the District Court in Tulsa, Oklahoma, USA by a third party, in person and on behalf of others, against TAT, Limco-Piedmont and its directors. The claim is meant to represent the public shareholders of Limco-Piedmont and seeks monetary compensation for the plaintiffs as a result of the merger, mentioned in note 3a(1), alleging, among other things, illegal management of the merger process and pricing and the non disclosure of significant information regarding the proposed merger. The parties reached a settlement whereby the plaintiffs will receive $250 through an insurance policy of officers and directors in TAT in return for dismissing the claim. On November 12, 2009, the District Court in Tulsa approved the settlement.

On July 3, 2009, Limco-Piedmont signed an agreement settling a commercial dispute ("the agreement") with one of its suppliers. According to the agreement signed between the parties, Limco-Piedmont will serve as the supplier's licensed service center for performing repairs, renovation and servicing of aircraft components for a period of five years ending on May 31, 2014, in return for $3,600. Prior to signing the agreement, Limco-Piedmont's engagement with said supplier was based on older agreements which were to end on May 31, 2011 and July 31, 2010. The fair value of the agreement was based on an valuation performed by management, which included a number of factors, including the assistance of independent valuation based on which Piedmont carried an amount of approximately $1,550 as an expense in the year ended December 31, 2009 for settling the dispute and the remaining balance was carried as an intangible asset in the TAT’s books and was to be amortized over the remaining contractual period. During 2011, this intangible asset was fully written down (see also note 8(a))

(2)	See also note 3(b) for details about the settlement of the commercial dispute between Piedmont and FAvS.

(3)
On November 29, 2011, a Factoring company ("the plaintiff"), filed a claim with the magistrates court in Tel- Aviv against the Company, Bental and ten others ("the respondents"), jointly and severally, for the amount of NIS6,151 thousand (approximately $1,620). The plaintiff's case against the Company is based on invoices that were presented to the plaintiff by supplier of the Company (“the supplier”), by virtue of assignment of rights, which were originally issued to the Company by the supplier for certain alleged services. On February 5, 2012 the Company filed for its statement of defense, in which it denied the plaintiff's claims and clarified that it acted according to the deed of assignment of rights, and that the invoices neither represent nor reflect real transactions and/or real services which were rendered. The case is now in its preliminary stages of disclosure of documents and is scheduled for another hearing on July 11, 2012. The Company is of the opinion that its exposure due to the claim filed is not probable to be materialized and thus no provision was recorded in regard of that claim of December 31, 2011.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13 -	COMMITMENTS AND CONTINGENT LIABILITIES (CONT)

e.	Guarantees:

(1)
Bental provides bank guarantees to third parties, in the ordinary course of business, mainly in order to secure certain advances from customers. The maximum credit risk for these guarantees totaled approximately $131 as of December 31, 2011.

(2)
In order to secure TAT's liability to the Israeli customs, the Company provided bank guarantee in the amount of $153. The guarantee is linked to the consumer price index and is valid until December 2012.

(3)	See also note 13(f) for restricted cash deposit against certain loans and guaranties.
(4)	See also note 10(h) for details of a guarantee provided by Piedmont in respect of FAVS debt. As of December 31, 2011, the amount of this guarantee is $5,800.

f.	Covenants and liens on assets:

1)
In connection with its line of credit, Limco-Piedmont is obligated to meet minimal borrowing base and certain financial covenants. The utilization of the credit line is subject to compliance with the following financial covenants as agreed with the lending U.S bank:

(i)	Tangible net worth of not less than $51,500. As of December 31, 2011 Limco-Piedmont’s tangible net worth was $53,879;
(ii)	Total liabilities to tangible net worth ratio (“Maximum leverage”) of less than 1.0. As of December 31, 2011 Limco-Piedmont’s leverage was 0.25; and
(iii)	Net financial assets of not less than $10,000 (“Minimum liquidity”). As of December 31, 2011 Limco-Piedmont’s net financial assets amount was $24,554.

Accordingly, as of December 31, 2011, Limco-Piedmont meets all financial covenants as agreed.

2)
In order to secure bank loans in the remaining amount of $3,252 (as of December 31, 2011), TAT granted specific lien on Bental's shares held by TAT and designated certain deposit in the amount of $350 for pledge upon request from the bank. In addition, TAT is obligated to meet certain covenants including:

(i)	TAT’s shareholders’ equity will not be less than $30,000 and 30% out of its total assets (as of December 31, 2011 TAT’s shareholders’ equity was $86,370, representing 75% of its total assets);
(ii)	Bental’s net debt (less cash and designated certain deposit ) to its operational profit ratio will be less than 4.0 (as of December 31, 2011 the ratio was 1.1);
(iii)
Bental’s shareholders’ equity will not be less than NIS25 million (approximately $6,550) and 50% of its total assets (as of December 31, 2011 Bental’s shareholders’ equity was NIS35.5 million (approximately $9,300), representing 68% of its total assets); and

(iv)	TAT’s holding interest in Bental will not be less than 70% (as of December 31, 2011 TAT’s holding interest in Bental is 70%).

Accordingly, as of December 31, 2011, TAT meets all financial covenants as agreed.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13 -	COMMITMENTS AND CONTINGENT LIABILITIES (CONT)

f.	Covenants and liens on assets (cont):

3)
In order to secure bank loans in the amount of $1,400 (remaining balance of $795 as of December 31, 2011) , Bental granted floating liens on all of its property and assets, fixed lien on its unpaid share capital and goodwill and first priority liens on its property, plant and equipment, checks and other trading instruments. In addition, Bental is obligated to certain covenants including:

(i)	Bental’s debt to EBITDA ratio will be less than 3.0 (as of December 31, 2011 the ratio was 2.1); and
(ii)
Bental’s tangible shareholders’ equity will not be less than NIS20 million (approximately $5,250) and not less than 30% of its total assets (as of December 31, 2011 Bental’s tangible shareholders’ equity was NIS35.5 million (approximately $9,300), representing 69% of its total assets).

Accordingly, as of December 31, 2011, Bental meets all covenants as agreed.

4)	A lien on Bental Approved Enterprise has been registered in favor of the State of Israel (see note 16(b) below).

5)
In order to secure the guarantee Piedmont provided to FAvS as mentioned on note 10(h), Piedmont granted a lien on a bank deposit in the amount of $2,904, which is recorded as restricted deposit in the balance sheet as of December 31, 2011 (out of which $2,300 was classified as long-term restricted deposit).

NOTE 14 -	SHAREHOLDERS' EQUITY

a.
TAT's Ordinary shares confer upon their holders voting rights, the right to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of TAT.

b.
On July 2, 2009, TAT completed a merger with Limco-Piedmont. As part of the merger, TAT acquired the entire remaining shares of Limco-Piedmont held by Limco-Piedmont's public shareholders in exchange for 2,520,372 newly issued shares of TAT, see also note 3(a)(1).

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14 -	SHAREHOLDERS' EQUITY (CONT)

c.	Treasury purchase plan (cont)

The second repurchase plan (from August 13, 2009) permitted for Oppenheimer Israel to purchase shares of TAT during trade on a foreign stock exchange at a scope of up to $2,000 in a period of six months from August 13, 2009 and at a price not exceeding $9 per share. The second plan was completed on December 2009, under which 253,390 shares were repurchased, representing approximately 2.8% of the Company's share capital in consideration of approximately $2,000 (an average of $7.9 per share).

The repurchased shares under both plans became dormant as defined in the Israeli Companies Law.

A reconciliation of opening and closing balances of the number of ordinary shares (in thousands) is presented below:

	2011	2010	2009
Balance outstanding at beginning of year	8,815	8,815	6,553
Issuance of shares	-	-	2,520
Exercise of options by employees	-	-	-
Purchase of treasury shares	-	-	(258)
Balance outstanding at end of year	8,815	8,815	8,815

d.	Stock option plans

(1)
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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14 -	SHAREHOLDERS' EQUITY (CONT)

d.	Stock option plans (Cont)

The following table is a summary of the activity of TAT's stock Option plan:

	Year ended December 31,
	2011		2010		2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	65,477	$6.15	65,477	$6.15	65,477	$6.15
Granted	-	-	-	-	-	-
Forfeited	(21,825)	6.15	-	-	-	-

Outstanding at the end of the year	43,652	$6.15	65,477	$6.15	65,477	$6.15

Exercisable options	43,652	$6.15	21,826	$6.15	-	$-

Compensation expenses attributable to outstanding stock options were $49 and $63 for the years ended December 31, 2010 and 2009, respectively. Compensation expense is recognized in the statement of income as an operating expense based on the fair value of the option over the requisite service period. Following the resignation of Mr. Fledel, the Company’s Chief Executive Officer on December 7, 2011 (see note 10(j)) the 21,825 unvested stock options forfeited and the remaining 43,652 stock options expired on March 6, 2012. As result, the Company recorded for the year ended December 31, 2011 an income from the expiration of such options, in the total amount of $37.

(2)
On November 24, 2011, TAT's Board of Directors approved, subject to the approval of the Company’s shareholders, the grant of an aggregate of 400,000 options to purchase Ordinary shares 0.9 NIS par value of the Company to senior executives and certain members of the Board of Directors, at an exercise price of $6.5 per share. Half of the options will vest over a three year period, on a straight line basis, and half of the options will vest over a three year period provided that TAT’s shareholders’ equity in its audited financial statements in any of the four years following the grant date will exceed $95,000.

(3)
On February 25, 2009, Limco-Piedmont's board of directors decided to grant options to directors and managers to purchase 230,000 Common stock of Limco-Piedmont ("The 2009 plan"). The optionees included the Company's Chairman, Chief Executive Officer and a director in the Company who also served as director in Limco-Piedmont who each received 30,000 options. The exercise increment for each option was $ 2.16 and its value based on the Black & Scholes option pricing model was $ 1.06.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14 -	SHAREHOLDERS' EQUITY (CONT)

d.	Stock option plans (Cont)

The following table summarizes Limco's weighted average assumptions used in the valuation of options (granted under the 2009 plan) for the year ended December 31, 2009:

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

(4)
Upon the completion of the merger between TAT and Limco-Piedmont, as detailed in note 3(a)(1) above, all options granted under note 14(d)(3) above were cancelled. Upon the cancellation date, Limco-Piedmont recorded expenses totaling $ 542 which as of the date of cancellation represents the expense over the unvested options.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14 -	SHAREHOLDERS' EQUITY (CONT)

d.	Stock option plans (Cont)

A summary of Limco-Piedmont’s Option plans activity for the year ended December 31, 2009, is presented below:

	Number of options	Weighted average exercise price	Weighted average contractual life remaining	Aggregate intrinsic value
	(in thousands)		in years	(in thousands)

Outstanding at January 1, 2009	311	$10.01	4.37	$-
Granted	230	$2.25	-	-
Cancelled	(541)	$6.71	-	-

Outstanding at December 31, 2009	-	$-	-	$-

Exercisable at December 31, 2009	-	$-	-	$-

e.	Market Maker for TAT shares traded in Tel Aviv Stock Exchange

On August 15, 2011, TAT entered into a Market Making agreement for its shares traded on the Tel Aviv Stock Exchange (TASE) with Harel Finance Trade & Securities Ltd. for the purpose of improving liquidity of TAT shares. The agreement is for a 12 month period, subject for TASE’s approval. The agreement will be automatically extended in 12 month periods, unless otherwise terminated by either of the parties giving 30 days notice or in accordance with certain regulatory circumstances. TAT will pay an immaterial fee in connection with the said agreement.

f.	Dividends

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15 -	EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (losses) per share:

	Year ended December 31,
	2011	2010	2009
Numerator:

Net earnings (losses) attributed to TAT	$(1,030)	$(7,386)	$1,753

Denominator for basic and diluted net earnings (losses) per share:

Weighted average number of basic and diluted shares outstanding during the year	8,815,003	8,815,003	7,893,639

The weighted average number of outstanding options excluded from the calculation of diluted net earnings per share, due to their anti dilutive effect was 63,660 for the year ended December 31, 2011 and 65,477, for the years ended December 31, 2010.

NOTE 16 -	INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985

In accordance with the above law results for tax purposes, for the Israeli companies, are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (CPI).  Under the Inflationary adjustments law (Amendment No. 20, 2008, hereafter – "the amendment"), that was enacted in the Israeli Parliament on February 26, 2008, the provisions of the Inflationary adjustments law will no longer apply to the Company and Bental  in 2008 and thereafter. The amendment specifies transitional provisions regarding the discontinuance of the provisions of the Inflationary adjustments law that have applied to the Company and Bental through the end of 2007.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Some facilities of the Israeli companies in Israel have been granted approved enterprise status under the above law.

The main tax benefits available are:

In respect of income derived from the approved enterprise, the Israeli companies were entitled to reduced tax rates during a period of up to seven years from the year in which such enterprise first earn taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

Income derived from the approved enterprise is tax exempt during the first two years of the seven year tax benefit period as above, and is subject to a reduced tax rate not exceeding 25% during the remaining years of benefits.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16 -	INCOME TAXES (CONT)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law") (cont):

In the event of distribution of a cash dividend from income which was tax exempt as above, the Company and Bental would have to pay the 25% tax in respect of the amount distributed. Company has policy not to distribute cash dividends from such exempt income. As of December 31, 2011, the Company had accumulated a total amount of $6,256 of exempt income.

Conditions for the entitlement of benefits

The above mentioned benefits were subject to the fulfillment of the terms specified in the Law, the related regulations and the approval plans as specified above. Failure to fulfill these terms might result the cancellation of the tax benefits (all or some), in which case the Israeli companies will be required to repay all benefits including interest and fines. Management estimates that the Israeli companies comply with all terms as mentioned above.

Preferred Enterprises

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

Under the transitional provisions of the 2011 Amendment, the Company and Bental elected to irrevocably implement the 2011 Amendment and be regarded as a "preferred enterprise" with respect to its existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16 -	INCOME TAXES (CONT)

c.	Reduction of Israeli corporate tax rate

The statutory rate of the Israeli corporate tax is as follows: 2011- 24%, 2010- 25%, 2009- 26%. In July 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

On December 6, 2011, the Knesset (Israel's Parliament) passed a law for changing the tax burden (Legislative Amendments), which cancels, among others, the gradual reduction in the corporate tax rates in Israel. In addition, the corporate tax in Israel will be increased to 25% starting in 2012. The effect of the abovementioned change on the financial statements is immaterial.

d.	U.S. subsidiaries

U.S. subsidiaries are taxed based on federal and state tax laws. The effective tax rate for 2011, 2010, and 2009 was 38%.

e.	Tax assessments

TAT’s income tax assessments are considered final through 2007.

Bental income tax assessments are considered final through 2008.

Limco-piedmont income tax assessments are considered final through 2007.

TAT-GAL which was incorporated in 2008 has not received final tax assessment yet.

The Company and its parent company file a consolidated tax report for the Israeli tax authorities. Accordingly, each one the companies are entitled to use its tax losses (resulted from the first year of consolidated tax report) against taxable income of the other company and subject to certain limitations.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16 -	INCOME TAXES (CONT)

f.	Income tax reconciliation:

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to income taxes as reported in the statements of income:

	Year ended December 31,
	2011	2010	2009
Income (loss) before income taxes as reported in the statements of income	$(1,970)	$(6,906)	$1,367

Statutory tax rate in Israel	24%	25%	26%

Theoretical tax expenses (income)	$(473)	$(1,726)	$355
Increase (decrease) in income taxes resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	(28)	(1,118)	402
Reduced tax rate on income derived from "Approved Enterprises" plans	177	-	(20)
Exempt income	(10)	-	-
Utilization of disallowed capital losses carryforward	(36)	-	-
Deferred taxes on impairment of share in affiliated company	-	(1,332)	-
Tax in respect of prior years	(80)	(50)	*(1,609)
Non-deductible expenses	134	73	107
Income taxes as reported in the statements of income (loss)	$(316)	$(4,153)	$(765)

*
Income taxes benefit relating to prior years is a result of an approved enterprise certificate granted to Bental by the Israeli tax authorities in 2009. At the time only when receiving such approval was Bental able to recognize certain tax benefit relating to 2008.

g.	Income (loss) before income taxes is comprised as follows:

	Year ended December 31,
	2011	2010	2009

Domestic (Israel)	$1,062	$2,842	$4,222
Foreign (United States)	(3,032)	(9,748)	(2,855)

	$(1,970)	$(6,906)	$1,367

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16 -	INCOME TAXES (CONT)

h.	Income taxes (benefit) included in the statements of income:

	Year ended December 31,
	2011	2010	2009
Current:
Domestic (Israel)	$371	$570	$1,163
Foreign (United States)	213	(611)	(1,188)

	584	(41)	(25)
Deferred:
Domestic (Israel)	218	46	(51)
Foreign (United States)	(1,038)	(4,108)	920

	(820)	(4,062)	869
Previous years:
Domestic (Israel)	(126)	(50)	*(1,609)
Foreign (United States)	46	-	-
	(80)	(50)	(1,609)

	$(316)	$(4,153)	$(765)

*
Income taxes benefit relating to prior years is a result of an approved enterprise certificate granted to Bental by the Israeli tax authorities in 2009. At the time only when receiving such approval was Bental able to recognize certain tax benefit relating to 2008.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16 -	INCOME TAXES (CONT)

i.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TAT's deferred tax liabilities and assets are as follows:

	December 31,
	2011	2010
Deferred tax assets (liabilities):
Allowance for doubtful accounts	$73	$1,001
Unrealized gains	138	192
Provisions for employee benefits	227	394
Inventory	1,939	1,318
Other temporary differences	187	631
Deferred tax assets – short-term- other accounts receivables	$2,564	$3,536

Goodwill and intangible assets	$1,273	$946
Property, plant and equipment	762	-
Provisions for employee benefits and other temporary differences	52	89
Other	124	-
Net operating losses Carryforward	1,458	-
Deferred tax assets – Long-term	$3,669	$1,035

Other temporary differences Deferred tax Liabilities – Short-term- other accounts payable	$(179)	$-

Property, plant and equipment and intangible assets	(1,388)	(868)
Other	(25)	-
Deferred tax Liabilities - Long-term	$(1,413)	$(868)

As of December 31, 2011, TAT did not provide a valuation allowance in respect of deferred tax assets, since management currently believes that it is more likely than not that the deferred tax asset will be realized in the future. For certain capital losses, incurred by the U.S. subsidiaries, the Company provide valuation allowance as it cannot predict its future realization.

TAT does not intend to distribute earnings of a foreign subsidiary aggregating  up to $11,600 (tax earnings and profits) as of December 31, 2011, and accordingly, no deferred tax liability has been established relative to these earnings. If such profits and earnings are distributed by cash dividend, it would be taxed at tax rate applicable to such distribution (25%) and an income tax liability of up to approximately $2,900 would be incurred as of December 31, 2011.

TAT does not intend to distribute tax-exempt earnings deriving from Approved Enterprise aggregating approximately $6,800 as of December 31, 2011, and accordingly, no deferred tax liability has been established related to these earnings. See also Note 16(b). If such tax-exempt income is distributed by cash dividend (including a liquidation dividend), it would be taxed at the reduced corporate tax rate applicable to such profits (25%) and an income tax liability of up to approximately $1,700 would be incurred as of December 31, 2011.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16 -	INCOME TAXES (CONT)

j.	A reconciliation of the beginning and ending amount of unrecognized provision is as follows:

Amount

Balance at January 1, 2009	$-
Additions for tax positions of prior years	-
Settlements with tax authorities	-
Balance at December 31, 2009	-
Additions for tax positions of prior years	84
Settlements with tax authorities	-
Balance at December 31, 2010	$84
Additions for tax positions of prior years	-
Settlements with tax authorities	-
Exchange rate differences	2
Balance at December 31, 2011	$86

Unrecognized tax benefits, mainly of a long-term nature, at December 31, 2011, 2010 and 2009 amounted to $2, $84 and $0, respectively. All of the above amounts of unrecognized tax benefits would affect the effective tax rate if recognized. The Group does not expect unrecognized tax benefits to change significantly over the next 12 months.

NOTE 17 -	SEGMENT INFORMATION

a.	Segment Activities Disclosure:

TAT operates under four segments: (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products (iii) Maintenance, Repair and Overhaul or “MRO” services for Aviation Components and (iv) OEM of Electric Motion Systems. Until December 31, 2010, TAT operated under three segments. As of January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate segments: Heat Transfer Services and Products; and MRO services for Aviation Components. Accordingly, the revenues and costs reported for the year ended December 31, 2010 and 2009 for MRO Services operating segment were divided between these two new operating segments. Additionally, the operating segment name of ‘OEM of Heat Transfer Products’ was changed to 'OEM of Heat Management Solutions'.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17 -	SEGMENT INFORMATION (CONT)

a.	Segment Activities Disclosure (cont):

-
OEM of Heat Management Solutions primarily includes the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

-
Heat Transfer Services and Products primarily includes the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

-
MRO services for Aviation Components primarily includes the maintenance, repair and overhaul of APUs, landing gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

-	OEM of Electric Motion Systems primarily includes the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems.

The Group’s chief operating decision-maker (CEO of the Company) evaluates performance, makes operating decisions and allocates resources based on financial data consistent with the presentation in the accompanying financial statements.

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

During 2005 through December 1, 2009, TAT managed also another segment – the Parts segment, which focused on sales of parts of APU's, propellers, landing gears and other aviation components. This segment was transferred as a part of the transaction mentioned in note 3(b).

The OEM of electrical motion systems segment was added with the consolidation of Bental, following its acquisition on August 18, 2008.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure:

The following financial information is the information that management uses for analyzing the segment results. The figures are presented in consolidated method as presented to management.

The following financial information is a summary of the operating income of each operational segment:

	Year ended December 31, 2011
	OEM of Heat Management Solutions	OEM - Electric Motion Systems	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Elimination from inter companies sale	Consolidated

Revenues
Sale of products and services	$25,993	$11,658	$27,600	$20,146	$-	$-	$85,397
Intersegment revenues	4,027	-	3	-	-	(4,030)	-
Total revenues	30,020	11,658	27,603	20,146	-	(4,030)	85,397

Cost of revenues	22,660	9,388	20,173	17,882	-	(3,884)	66,219
Write down of inventory and impairment charges of long lived assets	-	298	-	5,465	-	-	5,763
Gross profit	7,360	1,972	7,430	(3,201)	-	(146)	13,415

Research and development expenses	455	331	-	-	-	-	786
Selling and marketing expenses	1,203	619	1,026	591	-	-	3,439
General and administrative expenses	3,787	1,501	2,574	2,029	1,058	-	10,949
Other expense (income)	(190)	21	-	-	-	-	(169)
Operating income (loss)	2,105	(500)	3,830	(5,821)	(1,058)	(146)	(1,590)

Financial expense, net	-	-	-	-	(380)	-	(380)
Loss before income taxes							$(1,970)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont)

	Year ended December 31, 2010
	OEM of Heat Management Solutions	OEM - Electric Motion Systems	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Elimination from inter companies sale	Consolidated

Revenues
Sale of products and services	$26,012	$13,046	$24,365	$16,332	$-	$-	$79,755
Intersegment revenues	3,639	-	104	-	-	(3,743)	-
Total revenues	29,651	13,046	24,469	16,332	-	(3,743)	79,755

Cost of revenues	22,425	10,092	18,005	14,631	-	(3,965)	61,188
Write down of inventory	-	-	-	3,500	-	-	3,500
Gross profit	7,226	2,954	6,464	(1,799)	-	222	15,067

Research and development expenses	274	377	-	-	-	-	651
Selling and marketing expenses	1,186	526	1,014	749	-	-	3,475
General and administrative expenses	3,598	1,572	2,049	4,413	1,200	-	12,832
Impairment of goodwill and intangible assets	-	-	456	4,248	-	-	4,704
Operating income (loss)	2,168	479	2,945	(11,209)	(1,200)	222	(6,595)

Financial expense, net	-	-	-	-	(111)	-	(111)
Other expenses	-	-	-	-	(200)	-	(200)
Loss before income taxes							$(6,906)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont)

	Year ended December 31, 2009
	OEM of Heat Management Solutions	OEM - Electric Motion Systems	Heat Transfer Services and Products	MRO services for Aviation Components	Parts (*)	Amounts not allocated to segments	Eliminaetion from inter companies sale	Consolidated

Revenues
Sale of products and services	$24,090	$11,321	$16,835	$24,788	$6,057	$-	$-	$83,091
Intersegment revenues	4,527	-	660	-	-	-	(5,187)	-
Total revenues	28,617	11,321	17,495	24,788	6,057	-	(5,187)	83,091

Cost of revenues	19,809	8,021	20,173	17,727	5,879	-	(4,714)	66,895
Gross profit	8,808	3,300	(2,678)	7,061	178	-	(473)	16,196

Research and development expenses	408	272	-	-	-	-	-	680
Selling and marketing expenses	1,063	629	441	1,227	359	-	-	3,719
General and administrative expenses	3,767	1,176	2,417	3,779	516	3,324	-	14,979
Capital gain	-	-	-	(4,400)	-	-	-	(4,400)
Operating income (loss)	3,570	1,223	(5,536)	6,455	(697)	(3,324)	(473)	1,218

Financial income, net	-	-	-	-	-	149	-	149
Loss before income taxes								$1,367

(*)	For the period of January 1, 2009 through November 30, 2009.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17 -	SEGMENT INFORMATION (CONT)

c.	The following financial information identifies the assets to segment:

	As of December 31, 2011
	OEM of Heat Management Solutions	OEM - Electric Motion Systems	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Consolidated

Assets	$33,984	$12,890	$26,654	$20,380	$19,783	$113,691
Depreciation and amortization	1,137	653	756	721	-	3,267
Expenditure for segment assets	924	352	638	1,391	-	3,305
Goodwill	-	1,042	-	-	-	1,042

	As of December 31, 2010
	OEM of Heat Management Solutions	OEM - Electric Motion Systems	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Consolidated

Assets	$36,949	$17,501	$21,559	$23,588	$21,830	$121,427
Depreciation and amortization	1,220	671	704	787	-	3,382
Expenditure for segment assets	739	826	625	896	-	3,086
Goodwill	-	1,156	-	-	-	1,156

	As of December 31, 2009
	OEM of Heat Management Solutions	OEM - Electric Motion Systems	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Consolidated

Assets	$38,354	$13,888	$17,998	$33,222	$21,029	$124,491
Depreciation and amortization	1,050	507	756	657	-	2,970
Expenditure for segment assets	846	960	563	2,489	-	4,858
Goodwill	-	1,055	456	3,800	-	5,311

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18 -	ENTITY-WIDE DISCLOSURE

a.	Total revenues and long-lived assests - by geographical location were as follows:

	2011		2010		2009
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
Sale of products

Israel	$18,945	$8,528	$23,223	$9,103	$19,613	$9,312
Asia	-	-	-	-	-	-
North America	20,988	-	7,531	-	7,554	-
Europe	6,048	-	5,567	-	5,788	-
Other	1,527	-	2,633	-	1,796	-
	$47,508	$8,528	$38,954	$9,103	$34,751	$9,312

	2011		2010		2009
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Services

Israel	$384	$-	$410	$-	$95	$-
Asia	-	-	-	-	-	-
North America	26,403	4,325	25,607	5,340	34,043	5,151
Europe	8,253	-	8,573	-	10,767	-
Other	2,849	-	6,211	-	3,435	-
	$37,889	$4,325	$40,801	$5,340	$48,340	$5,151

b.	Major Customers

No single customer accounted for 10% or more of Group's total net revenue in any fiscal year presented.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19 -	SELECTED STATEMENTS OF INCOME DATA

	Year ended December 31,
	2011	2010	2009
Financial income (expenses), net:

Financial income:
Foreign currency translation adjustments	$1,168	$1,102	$1,541
Tax refund	95	191	130
Derivatives	352	149	192
Interest on cash equivalents, short-term bank deposits and others	213	128	328

	1,828	1,570	2,191

Financial expenses:
Bank charges	(84)	(177)	(214)
Interest on long-term loans	(308)	(211)	(206)
Foreign currency translation adjustments	(1,159)	(1,215)	(1,462)
Interest expenses on call option to Non controlling interest	-	-	(72)
Derivatives	(642)	-	(18)
Others	(15)	(78)	(70)
	(2,208)	(1,681)	(2,042)

	$(380)	$(111)	$149

NOTE 20 -	SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS INFORMATION

	Warranty provision	Inventory Reserve	Allowance for Doubtful Accounts

Balance, as of January 1, 2009	$699	$2,036	$154

Additions	71	273	2,394
Write-offs, net of recoveries	(369)	-	(188)

Balance, as of December 31, 2009	401	2,309	2,360

Additions	-	3,500	291
Write-offs, net of recoveries	(60)	(1,093)	(232)

Balance, as of December 31, 2010	341	4,716	2,419

Additions	-	2,717	31
Write-offs, net of recoveries	(53)	(844)	(2,260)

Balance, as of December 31, 2011	$288	$6,589	$190

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21 -	SUBSEQUENT EVENTS

On April 22, 2012, subsequent to the balance sheet date, TAT’s Board declared a cash dividend in the total amount of $2,500 (approximately NIS9.4 million), or $0.283 per share (approximately NIS1.065 per share), for all of the shareholders of TAT. The dividend will be paid to shareholders of record on May 3, 2012. TAT will pay the dividend on May 17, 2012.

First Aviation Services Inc.

Consolidated Financial Statements

As of and for the Years Ended December 31, 2011 and 2010

First Aviation Services Inc.

Index

As of and for the Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Aviation Services, Inc.

We have audited the accompanying consolidated balance sheets of First Aviation Services, Inc. and Subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the years ended December 31, 2011 and 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Aviation Services, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

March 5, 2012

999 S. Shady Grove Road, Suite 400, Memphis, TN 38120 | T 901.761.3000 | F 901.761.9667 | dhgllp.com

First Aviation Services Inc.

Consolidated Balance Sheets
(in thousands, except share amounts)

	December 31,
	2011	2010

Assets
Current assets:
Cash	$1,112	$1,302
Trade receivables, net	17,679	20,051
Inventories, net	31,411	34,778
Prepaid expenses and other	1,843	2,417
Total current assets	52,045	58,548

Plant and equipment, net	1,830	2,467
Deferred financing costs and other	477	538
Goodwill	7,773	7,773

Total assets	$62,125	$69,326

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$16,178	$18,777
Accrued compensation and related expenses	424	555
Other accrued liabilities	1,276	3,387
Revolving line of credit	16,985	22,257
Term loan payable	1,200	6,400
Notes payable	9	28
Total current liabilities	36,072	51,404

Long-term liabilities:
Other liabilities	1,431	1,717
Term loan payable	4,600	-
Total liabilities	42,103	53,121

Stockholders’ equity
Class A common stock, $0.20 par value, 1,000,000 shares authorized, 671,994 and 566,031 shares issued, respectively, 610,343 and 497,843 shares outstanding, respectively	125	91
Class B common stock, $0.20 par value, 300,000 shares authorized 288,333 and 288,333 shares issued and outstanding, respectively	58	58
Preferred stock, $0.01 par value, $100 redemption value, 30,000 shares authorized, 18,354 and 15,841 shares issued and outstanding, respectively	1,835	1,584
Additional paid-in capital	41,960	39,669
Deficit	(18,181)	(18,721)
Accumulated other comprehensive income	433	500
	26,230	23,181

Less: treasury stock, at cost, 61,651 and 68,188 shares, respectively	(6,208)	(6,976)
Total stockholders’ equity	20,022	16,205

Total liabilities and stockholders’ equity	$62,125	$69,326

See accompanying Notes to Consolidated Financial Statements.

First Aviation Services Inc.

Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Year Ended December 31,
	2011	2010

Net sales	$113,056	$128,463
Cost of sales	(88,635)	(103,392)

Gross profit	24,421	25,071

Selling, general and administrative expenses	21,248	22,419
Corporate expenses	1,500	1,577
	22,748	23,996

Income from operations	1,673	1,075

Non-operating income (expense)
Interest expense	(1,405)	(2,213)
Other	718	(37)

Income (loss) before income taxes	986	(1,175)
Income tax provision	(195)	(16)

Net income (loss)	791	(1,191)
Dividends on preferred stock	(251)	(219)

Net income available (loss attributable) to common stockholders	$540	$(1,410)

Basic net income (loss) per share, and net income (loss) per share - assuming dilution:

Basic net income (loss) per share attributable to common stockholders (1)	$0.62	$(1.80)

Net income (loss) per share attributable to common stockholders - assuming dilution (1)	$0.62	$(1.80)

Weighted average shares outstanding - basic (1)	874,644	783,710

Weighted average shares outstanding - assuming dilution (1)	875,349	783,710

(1)	Earnings per share and weighted average shares outstanding reflect the impact of First Aviation’s l-for-20 reverse stock split, which was effective October 24, 2011.

See accompanying Notes to Consolidated Condensed Financial Statements.

First Aviation Services Inc.

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)
(in thousands, except share amounts)

		Class A Common Stock		Class B Common Stock		Preferred Stock				Accum-ulated		Treasury Stock
	Compre-hensive Income (Loss)	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Deficit	Other Compre- hensive Income	Sub-Total	Number of Shares	Amount	Total

Balances at January 1, 2010		9,838,234	$91	5,766,667	$58	13,500	$1,350	$40,233	$(17,296)	$390	$24,826	1,482,394	$(7,672)	$17,154

Shares issued to directors		101,139	-	-	-	-	-	(515)	-	-	(515)	(101,139)	593	78
Other share-based compensation		17,485	-					(49)	-	-	(49)	(17,485)	103	54
Preferred stock dividend		-	-	-	-	2,341	234	-	(234)	-	-	-	-	-
Other comprehensive income	$110	-	-	-	-	-	-	-	-	110	110	-	-	110
Net loss	(1,191)	-	-	-	-	-	-	-	(1,191)	-	(1,191)	-	-	(1,191)
	$(1,081)

Balances at December 31, 2010		9,956,858	$91	5,766,667	$58	15,841	$1,584	$39,669	$(18,721)	$500	$23,181	1,363,770	$(6,976)	$16,205

Shares issued to directors		94,088	-	-	-	-	-	(693)	-	-	(693)	(94,088)	768	75
Other share-based compensation		30,000	1	-	-	-	-	17	-	-	18	-	-	18
Preferred stock dividend		-	-	-	-	2,513	251	-	(251)	-	-	-	-	-
Issuance of Common A		3,322,259	33	-	-	-	-	2,967	-	-	3,000	-	-	3,000
Other comprehensive loss	$(67)	-	-	-	-	-	-	-	-	(67)	(67)	-	-	(67)
Net income	791	-	-	-	-	-	-	-	791	-	791	-	-	791
	$724

Effect of l-for-20 reverse stock split		(12,731,211)	-	(5,478,334)	-	-	-	-	-	-	-	(1,208,031)	-	-

Balances at December 31, 2011		671,994	$125	288,333	$58	18,354	$1,835	$41,960	$(18,181)	$433	$26,230	61,651	$(6,208)	$20,022

See accompanying Notes to Consolidated Financial Statements.

First Aviation Services Inc.

Consolidated Statements of Cash Rows
(in thousands)

	Year Ended December 31,
	2011	2010

Cash flows from operating activities
Net income (loss)	$791	$(1,191)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	1,160	1,146
Equity based compensation	93	132
Provision for bad debts	338	328
Provision for excess and obsolete inventory	236	270
Change in working capital assets/liabilities:
Trade receivables	2,012	(1,930)
Inventories	3,109	2,109
Prepaid expenses and other	574	(7)
Accounts payable	(2,621)	2,787
Accrued compensation and related expenses, and other accrued liabilities	(2,242)	(2,162)

Net cash provided by operating activities	3,450	1,482

Cash flows from investing activities
Purchases of plant and equipment and other assets	(345)	(791)
Net cash used in investing activities	(345)	(791)

Cash flows from financing activities
Net change in revolving line of credit	(5,272)	931
Loan costs	(118)	(347)
Repayments on term loan	(600)	(600)
Repayments on notes payable and other liabilities	(305)	(397)
Issuance of Class A common stock	3,001	-
Net cash used in financing activities	(3,294)	(413)

Effect of exchange rate changes on cash	(1)	(9)

Net change in cash	(190)	269
Cash at the beginning of the year	1,302	1,033
Cash at the end of the year	$1,112	$1,302

Supplemental cash flow disclosures
Cash paid for:

Interest	$1,126	$1,828

Income taxes paid, net	$75	$28

See accompanying Notes to Consolidated Financial Statements.

First Aviation Services Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share amounts)

1. Business

First Aviation Services Inc. (“First Aviation”), through its wholly-owned subsidiaries, FAVS, Inc., Aerospace Products International, Inc. (“API”), Aerospace Products International, Ltd. (“Canada”) (“API Ltd.”), API Asia Pacific, Inc. (“API Asia Pacific”), Aviation Supply Inc. (“Aviation Supply), formerly known as API Europe, Ltd., API China, Inc. (“API China”), Aerospace Turbine Rotables, Inc. (“AeTR”), and Piedmont Propulsion Systems, LLC (“PPS”) (collectively the “Company”), is one of the leading suppliers of products and services to the aerospace industry worldwide; including the provisioning of aircraft parts and components, and supply chain management services. The Company also performs overhaul and repair services for a variety of aircraft components. The Company has its headquarters in Westport, Connecticut.

2. Summary of Significant Accounting Policies

Reverse Stock Split

The Company’s Board of Directors and a majority of the stockholders by consent approved a 1-for- 20 reverse stock split of its Class A and Class B common stock effective October 24, 2011. The par value was changed from $.01 to $.20 per share. All references to shares of common stock and per share amounts have been retroactively adjusted to reflect the 1-for-20 reverse stock split except in the Consolidated Condensed Statements of Stockholders’ Equity and Comprehensive Income (Loss).

Consolidation

The accompanying consolidated fmancial statements include the accounts of First Aviation and its subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation. Canada’s fmancial statements are translated from its functional currency (Canadian dollar) to U.S. dollars.

Liquidity and Capital Resources

The Company’s Board of Directors authorized the issuance of additional shares of common stock to an existing stockholder in an equity raise of $3,000. Such issuance was approved by Piedmont Aviation Component Services, LLC, another existing stockholder. On June 30, 2011, an existing stockholder purchased 166,113 shares of Class A common stock for $3,000. The funds from the additional equity were used for working capital purposes.

2. Summary of Significant Accounting Policies (continued)

Liquidity and Capital Resources (continued)

The Company continues to evaluate the profitability of its long-term supply chain contracts, programs and product lines and make adjustments in its business to ensure the best use of capital resources.

Use of Estimates

The preparation of consolidated fmancial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated fmancial statements and accompanying notes. Actual results could differ from those estimates, and the differences may be significant.

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

Accounts Receivable

The Company provides credit in the form of trade accounts receivable to its customers. The Company generally does not require collateral to support domestic customer receivables. Receivables arising from export activities may be supported by credit enhancement from the Export-Import Bank of the United States. Interest or other finance charges are not charged on past due accounts. The Company performs ongoing credit evaluations of its customers and maintains allowances that management believes are adequate for potential credit losses. The allowance for doubtful accounts was $475 and $585 at December 31, 2011 and 2010, respectively.

Inventories

Inventories generally consist of aircraft parts and components and are stated at the lower of cost, using the average cost method, or market. Provisions are made for the estimated effect of obsolete and slow moving inventories using a methodology based upon financial formulas that take into account quantities, costs, the age of the inventory on hand, historical and projected sales, and other inventory movements, adjusted for known or estimated factors such as new product lines and product return allowances. Specific obsolescence and excess reserve requirements may arise due to technological or market changes, or based on cancellation of an order. The allowance for obsolete and slow moving inventories was $3,886 and $3,650 at December 31, 2011 and 2010, respectively.

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

Long-Lived Assets

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than the carrying value. If impairment exists, an impairment loss is recognized as the difference between the carrying value of the asset and its fair value. Fair value is determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. No asset impairments were recorded during the years ended December 31, 2011 and 2010.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records valuation allowances against deferred tax assets when it is more likely than not that the deferred tax assets will not be realized.

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

2. Summary of Significant Accounting Policies (continued)

Accumulated Other Comprehensive Income

The accumulated other comprehensive income arose from the translation of accounts into U.S. dollars where the functional currency is the Canadian dollar (API Ltd.).

Advertising

Advertising costs are expensed as incurred and amounted to $479 and $484 for the years ended December 31, 2011 and 2010, respectively.

Shipping and Handling Revenues and Costs

Fees billed to customers associated with shipping and handling activities are classified as revenue, and costs associated with shipping and handling are classified as part of cost of sales.

Concentration of Risks

The Company has bank deposits in excess of federal deposit insurance.

API has five suppliers from whom approximately 36% and 35% of its total purchases were made during the years ended December 31, 2011 and 2010, respectively. Accounts payable to these vendors totaled $3,732 and $4,861 at December 31, 2011 and 2010, respectively.

Goodwill

The Company follows applicable accounting guidance for goodwill and other intangible assets which requires that goodwill (and intangible assets deemed to have indefinite lives) be subject to at least an annual impairment test. The Company tests for impairment on an annual basis or more frequently when events and circumstances indicate that an impairment may have occurred.

The Company completed its impairment testing for AeTR and PPS for the year ended December 31, 2011 and concluded no impairments.

2. Summary of Significant Accounting Policies (continued)

Deferred Financing Costs

Deferred financing costs consist of financing fees and costs and are being amortized over the term of the respective debt.

Share-Based Payments

The Company has certain share-based compensation, as more fully described in Note 5. In accordance with accounting guidance for share-based payments, compensation expense (based upon the fair value on the date of grant) is recognized in the consolidated statement of operations over the requisite service period, which, for the Company, is generally the vesting period, for all new awards and unvested awards that are expected to vest over the service period.

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

Level 2 - Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The carrying values of current assets and liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The carrying amount of the Company’s borrowings under its debt agreements approximates fair value, as the incremental borrowing rates approximate current rates.

Reclassifications

Certain fiscal December 31, 2010 amounts have been reclassified to conform to their December 31, 2011 presentation. The effect of the reclassifications did not impact the consolidated fmancial position or results of operations of the Company.

Subsequent Events

The Company evaluated the effect subsequent events would have on the consolidated fmancial statements through March 5, 2012, which is the date the consolidated fmancial statements were available to be issued.

New Accounting Pronouncements

ASU 2011-05: Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The amendments in this Update allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This Update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this Update should be applied retrospectively. ASU 2011-12 delayed the effectiveness of the provisions of this ASU requiring the presentation on the face of the income statement of the components of net income that are being reclassified from accumulated other comprehensive income. The remaining provisions of ASU 2011-05 are not being deferred. The Company will adopt the amendments effective for its fiscal year ending after December 15, 2012, and interim and annual periods thereafter.

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

ASU 2011-08: Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. The amendments in this Update allow an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely that not that the fair value of a reporting unit is less than its carrying amount. If, after assessment, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, they will have to perform the first step of the two-step impairment test. Under the amendments in this Update, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company performed the two-step impairment test for 2011.

ASU 2011-11: Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The amendments in this Update require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its fmancial position. This information is intended to enable users of an entity’s fmancial statements to evaluate the effect or potential effect of netting arrangements on an entity’s fmancial position, including the effect or potential effect of rights of setoff associated with certain fmancial instruments and derivative instruments in the scope of this Update. The amendments are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company intends to adopt this Update on its effective date as applicable.

3. Plant and Equipment

Plant and equipment consist of the following:

	2011	2010

Machinery and equipment	$3,454	$3,099
Buildings and leasehold improvements	1,414	1,667
Computer equipment, software, office furniture, fixtures, vehicles, and other office equipment	7,577	7,341
Construction-in-process	21	14
	12,466	12,121
Less: accumulated depreciation	(10,636)	(9,654)
	$1,830	$2,467

3. Plant and Equipment (continued)

The amount of unamortized capitalized software at December 31, 2011 and 2010 was $788 and $1,115, respectively. The related amortization expense during the years ended December 31, 2011 and 2010 was $482 and $432, respectively. Depreciation and amortization expense for plant and equipment was $985 and $978 for the years ended December 31, 2011 and 2010, respectively.

4. Debt

Debt consists of the following:

	2011	2010

Revolving line of credit	$16,985	$22,257
Term loan	5,800	6,400
	22,785	$28,657

Revolving Line of Credit and Term Loan

The Company has a credit facility with Wells Fargo Capital Finance composed of a $28,000 Revolving Line of Credit (RLOC) and a $6,600 Term Loan with an original maturity of September 30, 2013 for the RLOC and December 31, 2011 for the Term Loan. The Term Loan principal was to be amortized at $100 per month beginning on November 1, 2010 through December 31, 2011 (see modification below). The RLOC is subject to borrowing base provisions and is collateralized by substantially all of the assets of the Company. The Term Loan is secured by a Letter of Credit issued by Piedmont Aviation Component Services, LLC. The RLOC bears interest at the 3-month LIBOR rate plus 400 basis points and the Term Loan bears interest at the 3-month LIBOR rate plus 300 basis points.

The RLOC is classified as current debt based upon the subjective acceleration clause and required lockbox cash management agreement.

On June 30, 2011, the credit facility with Wells Fargo Capital Finance was amended to suspend the monthly amortization of the Term Loan until July 2, 2012, at which time the Term Loan will amortize at $200 per month through June 30, 2013. Additionally, the expiration date of the Letter of Credit issued by Piedmont Aviation Component Services, LLC, was extended to June 30, 2013. The credit facility contains certain fmancial and other covenants which the Company was in compliance with at December 31, 2011.

5. Share-Based Payments

The number of shares and their value per share reflect the impact of First Aviation’s 1-for-20 reverse stock split, which was effective October 24, 2011.

The Company has a Stock Incentive Plan (the “Plan”) with a total of 60,000 shares of common stock reserved for issuance. The Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, stock grants and stock purchase rights. At December 31, 2011, 59,600 shares (after forfeitures) have been issued under the Plan.

5. Share-Based Payments (continued)

The Company’s non-employee directors receive a portion of their annual compensation in the Company’s stock. The value of stock issued is equivalent to the compensation expense, and the number of shares issued is based upon the fair value per share at the date issued. The Company’s non- employee directors receive compensation in cash for committee meetings and special board meetings, excluding the four regularly scheduled board meetings and the annual shareholders’ meeting that are paid for in stock as part of their annual compensation.

Compensation expense related to non-employee directors totaled $75 and $78, and the number of shares issued was 6,538 and 5,057 for the years ended December 31, 2011 and 2010, respectively. A total of 32,560 and 26,022 shares have been issued to directors under the Plan.

The Company has issued restricted stock awards to its President as follows:

	2011		2010
	Number of Shares	Grant Date Fair Value	Number of Shares	Grant Date Fair Value

Outstanding (nonvested) at beginning of year	-	$-	485	$43.20
Granted	3,000	8.60
Vested	(1,500)	8.60	(485)	$43.20
Outstanding (nonvested) at end of year	1,500	$8.60	-	$43.20

Compensation expense related to the restricted stock awards totaled $13 and $21, for the years ended December 31, 2011 and 2010, respectively. The number of shares issued as of December 31, 2011 was 5,006; 1,500 and 485 restricted shares were issued for the years ended December 31, 2011 and 2010, respectively.

As of December 31, 2011, $13 of unrecognized cost related to nonvested restricted stock awards is expected to be recognized in fiscal 2012.

The Company generally grants stock options to its employees for a fixed number of shares with an exercise price equal to the fair value of the stock on the date of grant. The fair value of the stock options granted was estimated at the date of grant using a Black-Scholes option-pricing model.

The fair value of each option granted was estimated at the date of grant using the following assumptions for the years ended December 31, 2011 and 2010:

	2011	2010

Expected dividend yield	No	0.0%
Average risk-free interest rate	options	1.5%
Expected volatility	issued	33.0%
Expected life of option	in	5 years
Weighted average fair value of options granted during the year	2011	$.06

5. Share-Based Payments (continued)

All of the stock options vest ratably over two to three-year periods, beginning one year after the date of the grant, and expire ten years after issuance. The following table is a summary of activity related to stock options for the years ended December 31, 2011 and 2010:

	2011		2010
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding at beginning of year	18,083	$33.20	9,083	$37.00
Granted	-	-	9,000	29.60
Exercised	-	-	-	-
Forfeited	(3,333)	35.47	-	-
Outstanding at end of year	14,750	32.77	18,083	33.20
Exercisable at end of year	10,417	34.40	6,916	44.00

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2011 was $0.

The weighted average remaining contractual term of options outstanding and exercisable at December 31, 2011 is 6.7 years.

	2011		2010
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Nonvested at beginning of the year	11,167	$26.60	5,333	$22.60
Granted	-	-	9,000	29.60
Exercised	(3,834)	29.38	(3,166)	28.60
Forfeited	(3,000)	29.60	-	-
Nonvested at beginning of the year	4,333	28.86	11,167	26.60

Compensation expense related to the stock options totaled $5 and $33 for the years ended December 31, 2011 and 2010, respectively. At December 31, 2011, $13 of unrecognized compensation cost related to nonvested stock options is expected to be recognized over a weighted average period of approximately 1.7 years.

6. Common and Preferred Stock

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

6. Common and Preferred Stock (continued)

-
entitled to receive dividends payable in cash quarterly at 12% per annum on the Liquidation Preference amount, as defined. If payment is not made in cash, the dividend shall be increased to 15% per annum and considered payable on the Quarterly Dividend Payment Date, as defined, by the automatic issuance of preferred stock based on the Liquidation Preference amount, as defined.

-
entitled to be paid, prior to payment or distribution to any other stockholders, $100 per share plus any accrued or accumulated but unpaid dividends, referred to as the Liquidation Preference amount, upon a liquidation event of the Company, as defined.

The Company’s Board of Directors and a majority of the shareholders by consent approved a 1-for-20 reverse stock split of its Class A and Class B common stock effective October 24, 2011.

7. Income Taxes

The provision for income taxes for the years ended December 31, 2011 and 2010, is as follows:

	2011	2010

Current:
Federal	$20	$-
State	114	-
Foreign	61	16
	195	16

Deferred:
Federal	$-	$-
State	-	-
Foreign	-	-
	-	16
	$195	$16

A reconciliation between the provision (benefit) for income taxes computed at the U.S. federal statutory rate and the effective rate reflected in the consolidated statements of operations is as follows:

	2011	2010

Provision (benefit) at federal statutory rate	34.0%	(34.0)%
State, net of federal	11.5	-
Other	6.3	7.9
Deferred tax valuation allowance	(32.0)	27.4
	19.8%	1.3%

7. Income Taxes (continued)

Deferred tax assets result from temporary differences in the recognition of income and expenses for tax and financial statement purposes. These differences are set forth below:

	2011	2010
Deferred tax assets:
Bad debt	$166	$209
Inventory reserve	1,233	1,023
Amortization of tax goodwill	(206)	30
Net operating loss carryforwards	8,520	9,674
Other	845	500
	10,558	11,436
Valuation allowance	(10,558)	(11,436)
Net deferred income tax assets	$-	$-

The Company has $7,183 of deductible goodwill for income tax purposes at December 31, 2011.

The valuation allowance decreased by $878 and $156 (100% allowance against deferred tax assets) for the years ended December 31, 2011 and 2010, respectively. The Company has net operating loss carryforwards totaling approximately $24,532 for federal income tax purposes, and various state net operating loss carryforwards. The carryforwards expire between 2025 and 2031. The Company’s ability to use the net operating loss carryforwards to offset any future taxable income can be subject to limitations attributable to equity transactions that resulted in a change of ownership as defined by Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code (“IRC”). The Company believes that that it is more likely than not, which under accounting guidance for tax positions indicates a likelihood greater than 50%, that there are no IRC limitations on net operating loss carry-forwards and there are no other uncertain tax positions. The Company has a deferred tax asset related to net operating loss carry-forwards which is offset 100% by a valuation allowance.

The Company files income tax returns in the U.S., various U.S. states and certain foreign jurisdictions. API Asia Pacific is subject to statutory taxes based on gross profits.

The Company is subject to exam by various state and foreign tax authorities; however, the Company is no longer subject to U.S. federal income tax examination for years through 2007, as the statutes of limitations have lapsed. There are currently no matters that the Company is aware of that would change its tax filings.

8. Employee Benefit Plan

API maintains a defined contribution savings plan, qualified under Section 401(k) of the Internal Revenue Code that covers substantially all of its full-time employees. The savings plan allows employees to defer up to 15% of their salary, with the Company partially matching employee contributions and covering certain administrative expenses of the savings plan. Effective May 21, 2010, the Company reinstated matching contributions. Employees vest in the Company contribution ratably over three years. The Company expensed $142 and $74 related to the savings plan during the years ended December 31, 2011 and December 31, 2010, respectively. Employees do not have an option to invest in the Company’s stock under the savings plan.

9. Related Party Transactions

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

The sublease, which became effective April 21, 1997, was for an initial period of ten years with two subsequent five year renewal extensions, and was cancelable by either party with six months notice. First Equity renewed the lease March 24, 2010 with no termination date and the lease is cancelable by either party with six months notice. Lease payments are included in the office overhead charges included in the Company’s corporate expense.

The Company and First Equity also share certain common expenses that arise from sharing office space in Westport, CT. The Company reimburses First Equity, and vice versa, for expenses each entity incurs related to the common usage of the office space. The amounts are included in the Company’s corporate expenses, and include expenses such as telephone, computer consulting, office cleaning, office supplies and utilities. The expenses are allocated based upon a formula reviewed and approved by the independent directors of the Company. Management believes this method of allocation is reasonable. In addition, the amounts reimbursed by the Company are the actual costs incurred for the expense. The Company reimbursed First Equity, $189 for each of the years ended December 31, 2011 and 2010. There were no amounts owed to First Equity at December 31, 2011 and 2010.

9. Related Party Transactions (continued)

In order to simplify the administration of payroll, certain employees of the Company who are authorized to perform services for both the Company and First Equity are paid through the payroll of First Equity.

10. Interest Expense and Other Income

The components primarily relate to interest expense on debt, $700 payment received in 2011 as final settlement of a dispute as discussed in Note 12 and foreign exchange transaction loss from Canadian functional currency (API Ltd.). Effective February 1, 2008, the Company’s Board of Directors authorized that $2,000 of intercompany debt from API Ltd. to API be considered as “long-term investment” and, as such, foreign exchange transaction adjustments are included in Other Comprehensive Income (reported in Stockholders’ Equity).

11. Net Income (Loss) Per Share

The number of shares and their value per share reflect the impact of First Aviation’s 1-for-20 reverse stock split, which was effective October 24, 2011.

The following sets forth the denominator used in the computation of basic earnings per share and earnings per share - assuming dilution.

	2011	2010

Denominator for basic net income (loss) per share – weighted average shares	874,644	783,710
Effect of dilutive employee stock options	705	-

Denominator for net income (loss) per share – assuming dilution – adjusted weighted average shares	875,349	783,710

The incremental impact of stock options outstanding of 18,083 at December 31, 2010 are not considered in the loss per share computations as the effects would be anti-dilutive.

12. Commitments and Contingencies

The following table summarizes our contractual obligations and commitments as of December 31, 2011.

	Payments due by Period
		Less than	1-3	4-5	After 5
Contractual Obligation	Total	1 year	years	years	years

Leases (a)	$5,320	$1,598	$2,110	$1,375	$237

(a)	Future minimum rental payments under operating leases that have initial non-cancelable lease terms in excess of one year at December 31, 2011.

12. Commitments and Contingencies (continued)

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

Rental expense under noncancelable operating leases amounted to $1,456 and $1,598 for the years ended December 31, 2011 and 2010, respectively.

Accrued Loss on Contract

The Company had a power-by-the-hour contract that expired in July 2011 which was assumed in the Piedmont acquisition. The Company provided repair and overhaul services and replacement of all components deemed Beyond Economic Repair (“BER”). In fiscal 2010, the Company discovered significant accounting irregularities related to BER and other costs not disclosed by the previous owner of Piedmont.

Upon discovering the accounting irregularities, the Company began an in-depth investigation and analysis which resulted in negotiations with the party to the contract regarding disputed BER costs. The Company also began negotiations with the previous owner of Piedmont regarding these issues. In April 2010, the previous owner of Piedmont paid $700 to the Company as part of a proposed interim settlement to encourage the Company to continue performing under the contract while negotiations with both the previous owner of Piedmont and customer continued.

Management estimated its accrued loss on the contract and the following is activity for the years ended December 31, 2011 and 2010:

Balance at January 1, 2010	$2,919	(1)
Payment by previous owner of Piedmont	700	(1)
Settlements	(1,576)
Balance at December 31, 2010	2,043
Settlements	(2,043)
Balance at December 31, 2011	$-

(1)	Management corrected its acquisition accounting in 2009 for the accrued loss. The $700 interim settlement reduced the estimated accrued loss at the acquisition date.

In June 2011, the previous owner of Piedmont paid the company an additional $700 as final settlement of the dispute discussed above. The final settlement is reflected as other income in the 2011 Statement of Operations (see Note 10).

12. Commitments and Contingencies (continued)

Accrued Loss on Contract (continued)

The Company and the customer have operated under a formal Letter of Intent (“LOI”) that became effective August 1, 2011. The LOI settled all disputed costs and removed penalties claimed by the customer under the expired contract period.

The LOI extends the Company’s power-by-the-hour propeller system component maintenance services for the customer through 2020. The customer is responsible for BER components under the LOI and management believes that the maintenance services provided to the customer will be profitable through 2020. The parties are working on a contract finalizing the LOI.

Contingencies

In the ordinary course of business, the Company is subject to many levels of governmental inquiry and investigation. Among the agencies that oversee the Company’s business activities are the Federal Aviation Administration, the Department of Transportation and the Environmental Protection Agency.

The Company does not anticipate that any action as a result of such inquiries and investigations would have a material adverse affect on its consolidated fmancial position, results of operations, cash flows or its ability to conduct business.

In the normal conduct of its business, the Company also is involved in various claims and lawsuits, none of which, in the opinion of the Company’s management, will have a material adverse impact on the Company’s consolidated fmancial position, results of operations or cash flows. The Company maintains what it believes is adequate liability and other insurance to protect it from such claims.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAT TECHNOLOGIES LTD.

	By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer (Principal Accounting Officer)

Date: April 22, 2012