Form 20-F
period 2012-12-31
TAT TECHNOLOGIES LTD
filed 2013-04-29
CIK 808439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Ordinary Shares, par value NIS 0.90 per share…………… 8,798,570
(as of December 31, 2012)

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

Yes ☐ No ☒

TABLE OF CONTENTS

Page

INTRODUCTION		1
PART I		4
Item 1.	Identity of Directors, Senior Management and Advisers	4
Item 2.	Offer Statistics and Expected Timetable	4
Item 3.	Key Information	4
	A. Selected Financial Data	4
	B. Capitalization and Indebtedness	6
	C. Reasons for the Offer and Use of Proceeds	6
	D. Risk Factors	6
Item 4.	Information on the Company	22
	A. Business Overview of Gedera, Bental, Limco and Piedmont	28
	B. Government Regulations	59
	C. Property, Plants and Equipment	61
Item 4A.	Unresolved Staff Comments	62
Item 5	Operating and Financial Review and Prospects	63
	A. Research and Development, Patents and Licenses	106
	B. Trend Information	106
	C. Off-Balance Sheet Arrangements	106
	D. Tabular Disclosure of Contractual Obligations	107
Item 6.	Directors, Senior Management and Employees	108
	A. Directors and Senior Management	108
	B. Board Practices	111
	C. Employees	123
	D. Share Ownership	124
Item 7.	Major Shareholders and Related Party Transactions	125
	A. Major Shareholders	125
	B. Related Party Transactions	129
	C. Interests of Experts and Counsel	133
Item 8.	Financial Information	133
	A. Consolidated Statements and Other Financial Information	133
	B. Significant Changes	133
Item 9.	The Offer and Listing	134
	A. Offer and Listing Details	134
	B. Plan of Distribution	136
	C. Markets	136
	D. Selling Shareholders	136
	E. Dilution	136
	F. Expense of the Issue	136
Item 10.	Additional Information	136
	A. Share Capital	136
	B. Memorandum and Articles of Association	136
	C. Material Contracts	141
	D. Exchange Controls	145
	E. Taxation	146
	F. Dividends and Paying Agents	159
	G. Statement by Experts	159
	H. Documents on Display	159
	I. Subsidiary Information	160

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

As of December 31, 2012, we operated under four segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions through our Gedera facility; (ii) OEM of Electric Motion Systems through our Bental subsidiary; (iii) Heat Transfer Services and Products through our Limco subsidiary; and (iv) Maintenance, Repair and Overhaul or “MRO” services for Aviation Components through our Piedmont subsidiary.  Until December 31, 2010, TAT operated under three segments.

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

Through our Limco subsidiary, we provide Heat Transfer services and products to the aerospace industry. Limco is an FAA (Federal Aviation Administration) certified repair station  and provides aircraft MRO services and products for airlines, air cargo carriers, maintenance service centers and the military, primarily for heat transfer components. In addition to Limco’s MRO services, Limco is an OEM of heat transfer equipment for airplane manufacturers and other related products.

Through our Piedmont subsidiary, we provide MRO services to the aerospace industry. Piedmont’s FAA certified repair station provides MRO services for airlines, air cargo carriers, maintenance service centers and to a lesser extent the military, primarily for landing gear and auxiliary power units (APU).

In addition, TAT, through its Piedmont subsidiary, holds approximately 29.64% of the equity securities of First Aviation Services Inc., or FAvS (See Item 4 – “Information of the Company; History and development of TAT”).

FAvS, together with its subsidiaries, is a supplier of aircraft parts and components to the aviation industry worldwide, and is a provider of third party logistics and inventory management services to the aerospace industry. FAvS offers certain MRO services through three FAA authorized facilities.

Our Ordinary shares are publicly traded on the NASDAQ Global Market under the symbol “TATT” (from year 1987) and on the Tel Aviv Stock Exchange under the symbol “TAT Tech” (from year 2005).  As used in this annual report, the terms “TAT”, “we”, “us” and “our” mean TAT Technologies Ltd. and its subsidiaries, unless otherwise indicated.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  Statements which use the terms “believe”, “expect”, “plan”, “intend”, “estimate”, and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors.”

PART I

Item 1.              Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.              Offer Statistics and Expected Timetable

Not applicable.

Item 3.              Key Information

A.              Selected Financial Data

TAT’s selected historical information is derived from the audited consolidated financial statements of TAT as of December 31, 2012 and 2011 and for each of its fiscal years ended December 31, 2012, 2011 and 2010, which are included elsewhere in this annual statement, and have been prepared in accordance with U.S. GAAP. The selected financial data for the year ended December 31, 2009 and December 31, 2008 is derived from audited consolidated financial statements of TAT not included in the annual statements, which have been prepared in accordance with U.S. GAAP.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects”, and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Income Statement Data:

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except share and per share data)
Revenues:
Products	$46,270	$47,508	$38,954	$34,751	$31,724
Services	41,652	37,889	40,801	48,340	71,565
Total revenues	87,922	85,397	79,755	83,091	103,289
Cost of revenues:
Products	33,220	34,076	32,052	23,115	22,977
Services	33,362	32,143	29,136	43,780	57,586
Write down of inventory and impairment charges of long lived assets	-	5,763	3,500	-	-
Total cost of revenues	66,582	71,982	64,688	66,895	80,563
Gross profit	21,340	13,415	15,067	16,196	22,726
Operating expenses:
Research and development, net	1,152	786	651	680	-
Selling and marketing expenses	3,426	3,439	3,475	3,719	4,369
General and administrative expenses	11,487	10,949	12,832	14,979	12,407
Impairment of goodwill and intangible assets	1,015	-	4,704	-	-
Other expenses (income)	9	(169)	-	-	-
Gain from sale of the propellers & parts businesses	-	-	-	(4,400)	-
Operating income (loss)	4,251	(1,590)	(6,595)	1,218	5,950
Financial income (expenses), net	(181)	(380)	(111)	149	1,174
Other expenses, net	-	-	(200)	-	(236)
Gain from dilution of interests in affiliated company	-	240	-	-	-
Income (loss) from operations before taxes on income	4,070	(1,730)	(6,906)	1,367	6,888
Taxes on income (tax benefit)	2,086	(316)	(4,153)	(765)	1,795
Share in results of affiliated company and impairment of share in affiliated company	(3,756)	331	(4,510)	(32)	674
Net income (loss)	(1,772)	(1,083)	(7,263)	2,100	5,767
Net loss (income) attributable to non controlling interest	58	53	(123)	(347)	(1,499)
Net income (loss) attributable to TAT Technologies’ shareholders	$(1,714)	$(1,030)	$(7,386)	$1,753	$4,268
Basic and diluted net income (loss) per share attributable to controlling interest	$(0.19)	$(0.12)	$(0.84)	$0.22	$0.65
Weighted average number of shares used in computing basic and diluted net income (loss) per share	8,808,075	8,815,003	8,815,003	7,893,639	6,546,055
Cash dividend per share	$0.28	$-	$-	$0.85	$-

Balance Sheet Data:

	As of December 31,
	2012	2011	2010	2009	2008
	(in thousands)
Working capital	$71,430	$70,665	$70,462	$76,748	$90,616
Total assets	107,511	115,318	121,427	124,491	135,930
Long-term liabilities, excluding current maturities	6,421	9,333	5,294	13,556	12,925
Shareholders’ equity	$82,233	$86,370	$88,059	$94,866	$76,077

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

For the OEM of heat management solutions, TAT’s major competitors are other OEMs who manufacture heat transfer components, including manufacturers based in the U.S. such as the Hughes-Treitler division of Ametek Inc., Lytron Inc., Niagara Thermal, Hamilton Sundstrand, Honeywell International, Liebherr-Aerospace Toulouse S.A., Stewart Werner South Wind Corp., United Aircraft Products and Triumph Thermal Systems, manufacturers based in Europe such as I.M.I. Marston Ltd., Dunlop Aerospace (including Serck Aviation) and manufacturers based in Asia such as Sumitomo Precision Products from Japan. Many of TAT’s competitors are far larger, have substantially greater resources, including technical, financial, research and development, marketing and distribution capabilities than TAT, and enjoy greater market recognition. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than TAT.  TAT may not be able to offer its products as part of integrated systems to the same extent as its competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of its competitors. Failure to do so could adversely affect TAT’s business, financial condition and results of operations.

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

Competition in the MRO market is based on price, quality, engineered solutions, ability to provide a broad range of services, and the ability to perform repairs and overhauls rapidly. A number of our competitors have inherent competitive advantages. For example, we compete with the service divisions of large OEMs which are able to derive significant brand recognition from their OEM manufacturing activities. We also compete with the in-house service divisions of large commercial airlines and there is a strong incentive for an airline to fully-utilize the services of its maintenance employees and facilities.

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

Five customers accounted for approximately 20.8%, 21.3% and 21.6% of TAT’s revenues for the years ended December 31, 2012, 2011 and 2010, respectively. TAT’s major customers may not maintain the same volume of business with TAT in the future. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

A part of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments and are subject to special risks. A loss of all, or a major portion, of the revenues of TAT or any of its subsidiaries from government contracts could have a material adverse effect on TAT’s operations.

A portion of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments accounted for approximately 4.4%, 7.3% and 7.3% of TAT’s revenues on a consolidated basis for the years ended December 31, 2012, 2011 and 2010, respectively.

Business with the U.S. and Israeli governments, as well as with the governments of other countries, is subject to risks which are not as relevant in business with private parties. These risks include the ability of the governmental authorities to unilaterally:

·	Suspend TAT or any of its subsidiaries from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;
•	Terminate existing contracts, with or without cause, at any time;
•	Condition the receipt of new contracts on conditions which are beyond the control of TAT;
•	Reduce the value of existing contracts;
•	Audit the contract-related costs and fees of TAT and its subsidiaries, including allocated indirect costs; and
•	Control or prohibit the export of the products of TAT and its subsidiaries.

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

TAT depends on a limited number of suppliers of components for certain of its products and if TAT or any of its subsidiaries is unable to obtain these components when needed, they would experience delays in manufacturing their products and TAT’s financial results could be adversely affected.

TAT relies on a limited number of key suppliers for parts for certain of its OEM and MRO services. Certain of these suppliers are currently the sole source of one or more components upon which TAT is dependent. Suppliers of some of these components require TAT to place orders with significant lead-time to assure supply in accordance with TAT’s requirements. If TAT were to engage in a commercial dispute with or be unable to obtain adequate supplies of parts from these suppliers at commercially reasonable prices or required lead time, TAT’s operations could be interrupted. Increased costs associated with supplied materials or components could increase TAT’s costs and reduce TAT’s profitability if TAT is unable to pass these cost increases on to its customers.

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

In the years ended December 31, 2012, 2011 and 2010, approximately 78.9%, 77.4% and 70.3% of TAT’s sales, respectively, resulted from TAT’s international operations (out of Israel). This source of revenue is subject to various risks, including:

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

TAT has entered into multi-year, fixed-price contracts with some of its MRO and OEM customers. Pursuant to these contracts, TAT realizes all the benefits or costs resulting from any increases or decreases in the cost of providing services to these customers. Several of TAT’s contracts do not permit TAT to recover for increases in raw material prices, taxes or labor costs and other contracts may permit, to a limited extent, periodic price adjustments. Any increase in these costs could increase the cost of operating the business of TAT and reduce its profitability. Factors such as inaccurate pricing and increases in the cost of labor, materials or overhead may result in cost over-runs and losses on those agreements. TAT may not succeed in obtaining the agreement of a customer to re-price a particular product, and may not be able to recoup previous losses resulting from incomplete or inaccurate engineering data. In addition, as costs increase, TAT may not be able to pass on such increased costs to its other customers. This could materially Impact TAT’s profitability.

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

TAT believes that its results of operations will be dependent in large part upon its ability to manufacture and deliver OEM products and to provide MRO services promptly upon receipt of orders and to provide prompt and efficient service to its customers. As a result, any material disruption of TAT’s day-to-day operations could have a material adverse effect on their business, customer relations and profitability. TAT relies on its Gedera, Israel, Kibbutz Marom-Golan, Israel, Kernersville and Winston-Salem, North Carolina and Tulsa, Oklahoma facilities for the production of its OEM products and provision of its MRO services. A war, fire, flood, earthquake or other disaster or condition that significantly damaged or destroyed any of these facilities would have a material adverse effect on the operations of TAT.

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

TAT’s Ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond TAT’s control:

•	Quarterly variations in TAT’s operating results;
·	Operating results that vary from the expectations of securities analysts and investors;
•	Changes in expectations as to TAT’s future financial performance, including financial estimates by securities analysts and investors;

•	Announcements of technological innovations or new products by TAT or TAT’s competitors;
•	Announcements by TAT or TAT’s competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	Announcements by third parties of significant claims or proceedings against us;
•	Additions or departures of key personnel;
•	Future sales of TAT’s Ordinary shares;
•	De-listing of TAT’s shares from the NASDAQ Global Market;
•	Stock market price and volume fluctuation; and
•	Legal proceedings against TAT’s controlling shareholders

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

TAT’s principal shareholder, Isal Amlat Investment (1993) Ltd., or Isal Amlat, beneficially owns (through its 94% interest in KMN Industries Ltd.) 54.00% of TAT’s outstanding shares of which 43.7% of TAT’s outstanding shares are held directly by its subsidiary, TAT Industries Ltd. Isal Amlat and its affiliates have defaulted under certain of their loans and a receiver has been appointed for the Ordinary shares held by Isal Amlat and its affiliates.  Such shares are subject to sale by the receiver which sale would result in a change of control of TAT.  As a result of the possibility of such a sale, the market price of TAT’s Ordinary shares may fall. Any substantial sales of TAT’s shares by the receiver in the public market also might make it more difficult for TAT to sell equity or equity-related securities in the future at a time, in a place and on terms TAT deems appropriate.

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

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on TAT’s operations and business. Since June 2007, when Hamas effectively took control of the Gaza Strip, there have been extensive hostilities along the Gaza Strip. Ongoing violence between Israel and the Palestinians as well as tension between Israel and its Arab neighbors and Iran may have a material adverse effect on TAT’s business, financial conditions and results of operations.

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

TAT’s financial statements are stated in dollars, while a portion of TAT’s expenses, primarily labor expenses, are incurred in NIS and a part of TAT’s revenues are quoted in NIS. Additionally, certain assets, as well as a portion of TAT’s liabilities, are denominated in NIS. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on TAT’s profitability and period to period comparisons of TAT’s results. TAT’s results may be adversely affected by the devaluation of the NIS in relation to the dollar (or if such devaluation is on lagging basis), if TAT’s revenues in NIS are higher than TAT’s expenses in NIS and/or the amount of TAT’s assets in NIS are higher than TAT’s liabilities in NIS. Alternatively, TAT’s results may be adversely affected by an appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if the amount of TAT’s expenses in NIS are higher than the amount of TAT’s revenues in NIS and/or the amount of TAT’s liabilities in NIS are higher than TAT’s assets in NIS.

TAT’s results of operations may be negatively affected by the obligation of its personnel to perform military service.

Many of TAT’s employees and some of TAT’s directors and officers in Israel are obligated to perform annual reserve duty in the Israel Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. TAT’s operations could be disrupted by the absence for a significant period of one or more of TAT’s executive officers or key employees or a significant number of other employees due to military service. Any disruption in TAT’s operations could adversely affect TAT’s business.

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

TAT is a provider of a variety of services and products to the commercial and military aerospace and defense industries through its Gedera facility, as well as through its subsidiaries, Bental, in Israel, and Limco and Piedmont in the U.S (Limco and Piedmont are held by TAT through Limco-Piedmont Inc. (“Limco-Piedmont”)).

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

In July 2007, Limco-Piedmont completed an initial public offering of its shares of Common stock and Limco-Piedmont’s shares were listed on the NASDAQ Global Market (symbol: LIMC) until July 2, 2009, when TAT acquired all of the publicly held shares of Limco-Piedmont (approximately 32% of Limco-Piedmont’s total shares) in a stock for stock merger.  As a result of such merger, Limco-Piedmont again became a wholly-owned subsidiary of TAT.

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

Pursuant to an agreement between KMN Industries and Mr. Zeelim entered into in May 2008, in connection with Mr. Zeelim’s resignation from the office of Chief Executive Officer of TAT, Mr. Zeelim exercised his put option on June 12, 2008 and 4.17% of TAT Industries' then outstanding Ordinary shares were purchased by KMN Industries.

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

On March 11, 2009 and on August 13, 2009, TAT’s board of directors authorized its management to enter into engagements with Oppenheimer Israel Investment House for the blind trust purchase of TAT’s shares under rule 10b5-1 of the Securities Exchange Act of 1934. The first purchase plan was terminated on March 26, 2009, with TAT having purchased 4,650 Ordinary shares for an aggregate price of $26,000. The second purchase plan authorized Oppenheimer Israel to purchase shares of TAT in the aggregate amount of up to $2 million (approximately NIS 7.8 million) over a period of six months and at a price not exceeding $9 per share. A total of 253,390 Ordinary shares were purchased, representing about 2.8% of the Company's share capital in consideration of approximately $2 million (an average of $7.90 per share). Both plans ended and the purchased shares became dormant as defined in the Israeli Companies Law.

In September, 2011 Isal Amlat purchased an aggregate of 18,600 Ordinary shares of TAT at an average price of 20.39 NIS per share (approximately $5.54 per share). Such purchases were made on the Tel Aviv Stock Exchange. Following such purchases, Isal beneficially owned 4,750,951 Ordinary shares, representing 54.00% of TAT’s Ordinary shares.

On May 21, 2012, TAT’s Board of Directors approved a stock repurchase plan under Rule 10b5-1 of the Securities Exchange Act of 1934.  The plan was for a period of 6 months (subject to extension) and provided for the purchase of shares in an aggregate amount of up to $0.5 million U.S. dollars and for a price not exceeding $7.5 per share. Such plan replaced and superseded a prior repurchase plan approved by TAT’s Board of Directors’ on February 21, 2012. On November 21, the term of such stock repurchase plan ended. As of such date, the Company had purchased 16,433 shares for approximately $71,000 (average of $4.32 per share) constituting less than 0.1% of TAT’s issued shares. The purchased shares became dormant as defined in the Israeli Companies Law.

On December 4, 2009, TAT’s indirect subsidiary, Piedmont, acquired 288,334 shares of Class B Common stock of First Aviation Services Inc., or FAvS, representing 37% of FAvS's then share capital and $750,000 of FAvS Preferred Shares (entitling Piedmont to cash dividends at an annual rate of 12% payable quarterly or at the discretion of FAvS to PIK dividends payable in additional Preferred Shares at an annual rate of 15%).  In consideration for such shares, Piedmont transferred to FAvS its propellers and parts businesses and guaranteed for a period of up to two years up to $7 million of the bank debt incurred by FAvS to fund the transaction described in the next paragraph. FAvS is a provider of maintenance and repair services for various wheels, brakes and starter/generators.

As part of the transaction described above, FAvS also acquired all the assets and liabilities of Aerospace Turbine Rotables ("AeTR") for a cash consideration of $7 million (guaranteed by Piedmont). AeTR specializes in renovation and repair of landing gear, safety equipment and hydraulic and electrical components for corporate, regional and military aircraft.

FAvS' shares are quoted over the counter (OTC). FAvS' share value as of the closing date (December 4, 2009) and as of December 31, 2009, 2010, 2011 and 2012 was $17.8, $15.0, $12.4, $5.45 and $7.00, respectively (share value adjusted as result of a 1 for 20 reverse stock split).

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

On October 1, 2010, Piedmont agreed to secure the guarantee mentioned above for $6.6 million, by providing a letter of credit to the lender for FAvS. Such guaranty was for a period of 15 months ending December 31, 2011 and its amount was to be reduced as such debt amortized in increments of $0.1 million per month. Piedmont was also granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event that the letter of credit is drawn upon. Piedmont also entered into an intercreditor agreement with the lender to FAvS which subordinated Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender. This guarantee was later terminated on March 2013, see below.

As of December 31, 2010, TAT recognized an impairment charge of $1.8 million of its then 37% interest in FAvS that was based on an independent appraisal. The impairment was due to a decline in FAvS’ profitability margins and future forecasted sales levels.

A commercial dispute between Piedmont and FAvS relating to the propeller maintenance business which had been contributed to FAvS by Piedmont as part of the transaction discussed above arose in April 2010 when a customer of the propeller maintenance business requested reimbursement from FAvS for damages to certain propellers.  FAvS then sought reimbursement from Piedmont for such amounts.  Although Piedmont rejected all of FAvS’ claims with regards to Piedmont’s responsibility for the claimed damages, in July 2010, the parties reached an agreement pursuant to which Piedmont loaned $700,000 to FAvS and agreed to bear a portion of the additional cost of the replacement of propeller blades that FAvS would be responsible for. In exchange FAvS agreed to waive all claims against Piedmont with respect to such customer. Such loan was subsequently forgiven.

Notwithstanding such waiver, in the last quarter of 2010, FAvS again asserted claims against Piedmont relating to the propeller maintenance business including claims not previously asserted.  After reviewing this issue during the 2010 fourth quarter and thereafter, Piedmont estimated the additional liability it may bear and accordingly wrote off the loan and recorded an accrual, which it believed, covered its potential cost in connection with this matter.

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

Simultaneously with the execution of the Settlement Agreement, Mr. Hollander, the Chief Executive Officer and controlling stockholder of FAvS, purchased 166,113 shares of Class A Common Stock of FAvS at a price of $18.06 per share (for an aggregate price of $3 million) (share price and share amount adjusted as result of a 1 for 20 reverse stock split) following which Piedmont’s interest in FAvS was diluted to 30.6% (29.64% as of December 31, 2012).  In addition, Piedmont agreed to extend its guarantee of the bank debt incurred by FAvS to fund the AeTR transaction through June 30, 2013 and to continue to provide a letter of credit to secure such guarantee.  The amortization schedule for such debt was revised so that no amortization would occur until June 30, 2012.  Thereafter the debt amortized at the rate of $200,000 per month. As of December 31, 2012, the guaranty amount was $4.6 million. The guaranty was terminated in March 2013, see below.

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

In June, 2012, FAvS entered into a transaction with Mr. Hollander, pursuant to which FAvS borrowed $3 million from Mr. Hollander, secured by a third lien on the assets of FAvS. The loan bears annual interest at 10% and in addition Mr. Hollander was issued warrants to purchase shares of Class A Common Stock of FAvS, representing 15% of FAvS post-exercise shareholders’ equity, at an exercise price of $7.00 per share.

Pursuant to the terms and conditions of the transaction, management believed that there were indicators of impairment with respect to TAT’s investment in FAvS. Accordingly, the Company performed an impairment test of its investment in FAvS, with the assistance of a third party valuation. Based on the results of this test the Company determined that its investment in FAvS was impaired by $3.3 million. The impairment was due to a decline in FAvS’ profitability margins and future forecasted sales levels which related to the business of API, one of FAvS subsidiaries, and approximates TAT’s share in the loss resulting from the API Transaction discussed below.

On March 18, 2013 FAvS sold 97% of the stock of API for a total purchase price of $16.5 million, of which $15.9 million was used to repay debt (the “API Transaction”). The sale resulted in FAvS retaining a 3% equity interest in the API business. The API transaction resulted in a loss from discontinued operations and write-down of the API business of $11.5 million which is included in the FAvS loss for the year ended December 31, 2012. Simultaneously with the transaction FAvS paid-off its Term Loan in the amount of $4 million thereby terminating the guaranty and releasing the Letter of Credit provided by TAT to secure such guaranty. Accordingly the restricted deposit associated with the above Letter of Credit, was released as well.

In October 2012 two lenders to TAT’s controlling stockholders, KMN Industries and TAT Industries (herein “Controlling Stockholders”), filed separate petitions to the court to enforce liens granted to such lenders by each of the Controlling Stockholders in certain collaterals including KMN Industries’ holdings of an approximately 80% ownership interest in TAT Industries (which owns approximately 43% of TAT) and KMN Industries’ direct holdings in TAT (which represents approximately 10% of TAT).

On December 18, 2012 the court appointed permanent receivers on behalf of the two lenders mentioned above for the purpose of jointly enforcing the liens granted to such lenders. Such collateral is subject to sale which will result in a change of control of TAT. On March 15, 2013 the receivers of TAT’s shares mentioned above announced a tender to purchase such shares. Pursuant to the tender all proposals to acquire such shares must be submitted no later than April 25, 2013. As of the date hereof, the Company has no information with respect to any proposals received.

On January 3, 2013 the Israeli court appointed a temporary liquidator for Isal Amlet, the controlling shareholder of TAT Industries, following the request of the trustee to debentures issued by Isal Amlet. On January 28, 2013 such court has issued a Liquidation Order for Isal Amlet, effective as of end of May 2013.

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

TAT’s activities in the field of Heat Transfer services and products primarily relate to its subsidiary, Limco, and include the maintenance, repair and overhaul of heat transfer equipment and to a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military. Limco is also certified by the European Aviation Safety Agency, or EASA, and the Civil Aviation Administration of Thailand (Thai).

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

As mentioned above under ‘History and Development of TAT’, Piedmont’s Parts services division, was operated until December 4, 2009, when it was sold to FAvS, in which TAT now holds an equity interest of approximately 29.64%.

FAvS, together with its subsidiaries, offers maintenance, repair and overhaul services through three Federal Aviation Administration authorized facilities. Customers of FAvS include passenger and cargo airlines, general aviation, and military operators.

OEM of Heat Management Solutions

TAT is an OEM of Heat management solutions, primarily through its Gedera facility, to the aerospace and defense industries. The main OEM activity of Gedera is the design and manufacture of a complete line of heat transfer products, including heat exchangers, pre-coolers, oil coolers and cold plates, or heat transfer products. Heat transfer products facilitate the necessary removal and dissipation of heat generated during the operation of mechanical and electronic systems. Gedera’s heat transfer products are generally integrated into a complete cooling system. Using Gedera’s technological expertise, Gedera designs each of its heat transfer products to meet the specific space, power, performance and other needs of its customers. Gedera’s heat transfer products are marketed worldwide for applications in commercial and military aircraft and electronic systems, the primary users of such equipment. Gedera’s customers include Liebherr-Aerospace Toulouse S.A., or Liebherr, Boeing McDonnell Douglas Aerospace, or Boeing, Israel Aerospace Industries, or IAI, Cessna Aircraft Company, or Cessna, Cirrus Aircraft Inc., or Cirrus, Pilatus Aircraft Ltd, or Pilatus, Embraer Empresa Brasileira de Aeronáutica S.A., or Embraer, Eaton Aerospace LLC, or Eaton, Parker Hannifin Corporation, or Parker, as well as the United States Air Force, United States Army, and Navy. Such customers typically enter into supply contracts with Gedera pursuant to which Gedera manufactures specified heat transfer products in connection with the customers’ production or retrofitting of particular aircraft equipment. Such supply contracts are generally long term engagements that may have terms of ten years or more.

As part of its OEM activities, Gedera is also engaged in the design, development and manufacture of complete environmental control systems and complete cooling systems. This product line principally includes cooling systems for electronic systems (used in airborne military platforms), ground cooling systems (used in military facilities, tents, vehicles and other military applications) and Vapor Cycle air conditioning systems (or ECS — Environmental Cooling Systems) used in light aircraft.

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

Gedera also provides limited MRO services for military customers, mainly for aviation accessories as well as for certain heat transfer products. Gedera currently overhauls emergency power systems, hydrazine tanks, jet fuel starters, and cooling turbines and valves for F-16s. In addition, Gedera overhauls anti-icing valves and starters for the Apache helicopter. Customers for Gedera’s MRO services include the Israeli Air Force, IAI, NATO, as well as the United States Air Force, United States Army, and Navy.

Gedera relies on highly qualified personnel and strong engineering, development and manufacturing capabilities that enable it to support its customers from the early stages of development of their product and system specifications.

TAT estimates the size of the markets in which Gedera operates to be significant based on the scope of development projects and purchasing processes of its customers. Many of the projects Gedera is engaged in are lengthy and complex, which account for its long term supplier relationships and the customer loyalty it enjoys. TAT plans to expand its Gedera operations in the OEM segment, among other things, by transitioning from the manufacture of standalone components to the development and manufacture of complete systems/sub systems, and by targeting strategic territories with high commercial potential.

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

Bental’s products have to comply with severe performance requirements, environmental conditions, quality assurance and industry standards. Bental usually manufactures relatively small series of products, custom designed for specific customer orders. Bental’s products are designed either of its own initiatives or pursuant to customer specifications. Bental relies on highly qualified personnel and strong engineering, development and manufacturing capabilities that enable it to support its customers from the early stages of development of their product and system specifications. Bental targets customers mainly in the defense market and to a lesser extent, in the commercial market. Its customers include military forces, defense industries, commercial manufacturers of military equipment, commercial airlines, aircraft manufacturers, and other manufacturers of machinery. Bental is a certified supplier to IAI, Rafael, Israeli Ministry of Defense (MOD), Aeronautics, Raytheon, Elbit Systems, Pall Aeropower, Kodak (Creo), IBM, Galileo Avionica and others.

TAT estimates the size of Bental’s market for its products to be significant based on the scope of development projects and purchasing processes of its customers. Many of the projects Bental is engaged in are lengthy and complex, which account for its long term supplier relationships and the customer loyalty it enjoys.

Bental plans to expand its OEM operations, among other things, by transitioning from the manufacture of standalone components to the development and manufacture of complete systems, by extending its operation towards commercial aviation market, by developing Product Manufacturing  Authorization, or PMA products and by targeting international markets.

Heat Transfer Services and Products

Through its subsidiary, Limco, TAT provides Heat Transfer services and products to the aerospace industry. Limco’s FAA certified repair station provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. Limco is also certified by EASA, and the Civil Aviation Administration of Thailand (Thai). Limco specializes in MRO services for components of aircraft, such as heat transfer products and pneumatic ducting. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft Heat Exchangers typically require MRO services, including repairs and installation of replacement units, after three to ten years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period. Limco’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Limco’s customers include major US domestic and international airlines, air cargo carriers, maintenance service centers, OEMs such as commercial and military aircraft manufacturers and defense contractors, and the U.S. government (Army, Air Force and Coast Guard). Such customers typically enter into MRO contracts with Limco which are generally long term engagements that may have terms of one to ten years or more.

Limco is authorized by leading OEMs of aerospace products to provide MRO services for their systems. For example, Limco is a well recognized Hamilton Sundstrand repair center, providing MRO services for all of its air-to-air heat transfer products. Limco’s repair station is certified by the FAA and EASA.

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

TAT estimates the size of the markets in which Limco operates to be significant based on the number of aircraft requiring MRO services provided by Limco along with the customer loyalty Limco enjoys. TAT plans to expand its Limco operations in the MRO segment, among other things, by developing MRO capabilities for additional types of heat transfer products with significant commercial potential.

MRO services for Aviation Components

Through its subsidiary, Piedmont, TAT provides MRO services for aviation components to the aerospace industry. Piedmont’s FAA and EASA certified repair station provides aircraft component MRO services mainly for airlines, air cargo carriers and maintenance service centers. Piedmont specializes in MRO services for components of aircraft, such as APUs and landing gears. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft components typically require MRO services, including repairs and installation of replacement units, after three to ten years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period.  Piedmont’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Piedmont’s customers mainly include US domestic and international airlines, air cargo carriers and maintenance service centers. Such customers typically enter into MRO contracts with Piedmont which are generally long term engagements that may have terms of one to ten years or more.

Piedmont is licensed by Honeywell as an authorized repair center, to provide MRO services for several of its APU models. Piedmont’s repair station is certified by the FAA and EASA.

Piedmont relies on highly qualified personnel with strong manufacturing, engineering and development capabilities that enable it to provide excellent MRO services.

TAT estimates the size of the markets in which Piedmont operates to be significant based on the number of aircraft requiring MRO services provided by Piedmont. TAT plans to expand its Piedmont operations in the MRO segment, by using Piedmont’s experience and reputation to develop MRO capabilities for additional types of APU and landing gear with significant commercial potential and by offering additional supplementary services such as machining, plating and grinding, or MPG.

Business Strategy

TAT’s principal strategy is as follows:

•
Enhancing OEM Capabilities — TAT’s goal through Gedera, Limco and Bental is to capitalize on its technical expertise, experience and reputation in the markets of heat management solutions and electrical motion systems, to expand the scope of its OEM offerings both in the airborne and ground segments, for the commercial and defense industries. TAT also intends to continue the transition from the development and manufacture of single components to the development and manufacture of complete systems.

•
 Expand the scope of MRO services - TAT’s goal is to use its technical expertise, engineering resources and facilities to provide MRO services for additional types of aircraft and additional aircraft systems, subsystems and components and intends to develop the required technical expertise to provide these additional MRO services.

•
Increasing Market Share — TAT plans to continue its aggressive marketing efforts for new customers as well as to expand its activities with its flagship customers. As part of TAT’s efforts to achieve greater penetration in the international markets, TAT intends to expand its marketing presence in Western Europe, which is TAT’s second largest market, and to substantially increase its presence in Asian, Far East,  South American nations, East Europe and Africa, which are fast growing markets where TAT has had limited sales to date.

•
Penetrating the PMA Market — TAT’s goal, through Bental is to capitalize on its technical expertise, experience and reputation in the markets of electric motion systems, to expand the scope of its OEM offerings to the Product Manufacturing Authorization, or PMA as a supplier of off the shelf, cataloged electric motion motors for the commercial and defense industries.

•
Effective synergy among group members — TAT plans to enhance the synergies between its various businesses by, among other things, using Gedera’s OEM design capabilities to provide Limco enhanced capabilities to repair heat transfer systems and products, enabling Limco to compete more effectively in the industry and by supplying to Limco heat transfer components which should enable Limco to reduce prices on its MRO services. In addition, TAT believes that its acquisition of Bental provides growth potential and plans to capitalize on its affiliation with Bental by penetrating new markets such as the market for ground systems and introducing technologically innovative products to its existing customers.

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

Gedera provides one to all of the different types of heat transfer products in certain aircraft. Wide body planes generally require seven different types of heat transfer components, while regional aircraft and helicopters contain approximately three types. Gedera’s heat exchangers and precoolers are generally sold for between $2,000 and $20,000 per unit. A significant portion of Gedera’s heat transfer products are sold to customers in connection with the original manufacture or retrofitting of particular aircraft equipment. Gedera generally enters into long-term supply contracts with its customers, which require Gedera to supply heat transfer products as part of a larger project.

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

Cooling And Air-Conditioning Systems

Gedera is also engaged in the design, development and manufacture of complete environmental control systems and cooling systems. This product line includes ground cooling systems used in military facilities, tents, vehicles and other military applications. It also includes Vapor Cycle air conditioning systems (or ECS — Environmental Cooling Systems) used in light aircraft. Gedera offers mobile cooling and air conditioning solutions for military applications such as mobile command and control units, command and control vehicles, armored vehicles, mobile broadcast units, mobile hospitals, etc. In addition, Gedera offers a generic complete cooling systems for aircraft systems such as environmental control systems, engine starter systems and hydraulic systems  and also offers air conditioning systems for light airplanes and helicopters, either as part of the development process of new aircraft or as an upgrade for existing aircraft. Gedera designs, develops and manufactures the air conditioning systems based on customer specifications, while providing a complete engineering solution in compliance with strict military and civil standards. Gedera’s systems are used for military applications in Israel and abroad and are tested under strict standards and in battle field proven conditions.

OEM of Electric Motion Systems

Through its Bental subsidiary in Israel, TAT designs, develops and manufactures a wide range of innovative motion systems and other electro-mechanical solutions for the defense, aerospace and industrial markets. Bental’s primary product lines are electric motors, actuators and alternators, and include the following list of products: customized electrical motors, alternators, drivers, actuators, stabilized payload control systems, propulsion motors, starter generators, blowers, turret & gun control system motors and more. Such products are integrated into various platforms and applications such as turret & gun control systems and other systems of military ground vehicles, unmanned aerial, naval and ground vehicles (UAV’s, USVs, UGVs), missiles, jet engines, cryo-coolers for thermal imaging systems, optical systems, rotational drives for large antennae pedestals, medical equipment, semi conductor industry process, testing and quality assurance equipment, large printing machines and diamond polishing spindles. Bental’s customers include IAI, Israeli MOD, Rafael, Raytheon, Elbit Systems, Pall Aeropower, Kodak (Creo), IBM, Galileo Avionica and others. Bental’s products are manufactured based on customer specifications, often with special performance requirements which are suited for extreme environmental conditions for military and commercial applications. Bental’s products are manufactured in compliance with ISO 9001and are subject to strict quality control and inspection procedures that are carried out through all steps of design and manufacture.

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

Limco specializes in the repair and overhaul of heat transfer products. Heat transfer products are devices that efficiently transfer heat from one fluid to another or from hot air to colder air in various cooling systems and are essential components of an aircraft. These products include heat exchangers, oil coolers, pre-coolers, re-heaters, condensers, water separators and evaporators.

Limco is continually increasing its MRO capabilities based upon market need or customer request. Limco’s capabilities include heat transfer components used in aircraft and systems manufactured by Airbus, Boeing, Bombardier, Cessna, Embraer, Lockheed Martin, Fokker, Fairchild, Gulfstream, British Aerospace and others.

One of Limco’s operational strengths and competitive advantages is the close cooperation with TAT’s Gedera facility. Through Gedera’s core manufacturing capabilities and engineering expertise, Limco enjoys a constant supply source of cores of the highest quality necessary in order to perform its MRO services for Heat Transfer products. In addition, Limco benefits from Gedera’s varying engineering and development capabilities relevant to Limco’s Heat Transfer services.

Limco performs MRO services at its repair station in Tulsa, Oklahoma which is ISO9000 and AS9100 certified and licensed by the FAA and EASA, as well as by the Civil Aviation Administration of Thailand, to provide MRO services. Limco’s Oklahoma facilities provided MRO services for heat transfer products.

Limco offers MRO services for heat transfer components to its customers on multiple levels. If the damage is significant, Limco will remanufacture the unit, which generally entails replacing the core matrix of the damaged or old heat transfer product in lieu of replacing the entire unit with a new one. Limco designs and develops these customized remanufactured units as a cost effective alternative to new part replacement. In the event of less severe damage, Limco will either overhaul or repair the unit as necessary. Re-manufactured units carry warranties similar to those provided to new units.

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

Piedmont specializes in providing MRO services for APU models manufactured primarily by Honeywell, and in providing MRO services for landing gear for regional aircraft manufactured by Bombardier Canadair Regional Jet, ATR, British Aerospace Jet Stream and Bombardier Dash 8.

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

 Machining, Plating and Grinding, or MPG Services

Piedmont extended the provision of MPG services, either as supplementary to its traditional MRO services or as stand-alone services. Piedmont believes that establishing and maintaining relationships with customers to its MPG shop is an important factor in achieving sustainable success as an independent MRO service provider and creates a competitive advantage.

Customers.

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

TAT’s leading OEM customers are set in the following table:

Aircraft manufacturers
Boeing McDonnell Douglas Aerospace, Airbus, Cessna Aircraft Company, Bombardier, Cirrus Aircraft Inc., Pilatus Aircraft Ltd, Embraer Empresa Brasileira de Aeronáutica S.A, Bell Helicopters, Lockheed Martin,

System manufacturers/integrators and Defense Contractors
Liebherr-Aerospace, Thales Electron Devices, Honeywell International, Rafael, Elbit, IAI, LockheedAeronautics, Schiebel, Martin, Fairchild, British Aerospace,  EADS, Eaton Aerospace, Parker Hannifin Corporation.

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

MRO Customers

TAT services approximately 200 MRO customers, primarily through Limco and Piedmont, including major U.S. domestic and international airlines, air cargo carriers, maintenance service centers, the U.S. military and navy and other military air forces.  TAT is not a party to any OEM manufacturing contracts, and acts solely upon orders received from its MRO services’ customers.

TAT’s leading MRO customers are set in the following table:

Domestic and International Airlines and Air Cargo carriers	Lufthansa, , Singapore Airlines, Air France-KLM, SAS, Swiss, ELAL, Delta, United, US Airways, Air Canada Jazz, Air Wisconsin, Austrian Airlines
Maintenance Service Centers	Fokker, Honeywell International, Kellstrom Commercial, Aerokool
Government and Air forces	U.S. Army, Air Force and Navy; Israeli Air force; NATO Air-forces

Due to the long term relationships of TAT with many of its customers, their relative financial stability and their loyalty to TAT, TAT anticipates that the risk of major customer terminations is low. TAT also makes significant efforts to penetrate new markets and to broaden its customer base in order, among other things, to reduce the risk of relying on a small number of customers.

Military Contracts

Sales to the U.S. and Israeli governments accounted for approximately 3.6% and 0.7% of TAT’s revenues for the year ended December 31, 2012, approximately 4.7% and 2.6% of its revenues for the year ended December 31, 2011 and approximately 3.7% and 3.6% of its revenues for the year ended December 31, 2010, respectively.

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

The vast majority of the governmental contracts to which TAT is party to are fixed-price contracts, some of which contain fixed price escalation mechanism. Under these contracts TAT agrees to perform specific work for a fixed price and, accordingly, realizes the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. The allowable government contract costs and fees of TAT are subject to audit and may result in non-reimbursement of some contract costs and fees. While governments reserve the right to conduct further audits, audits conducted for periods through fiscal year 2012 have resulted in no material cost recovery disallowances for TAT.

The eligibility of TAT to perform under their government contracts requires TAT to maintain adequate security measures. TAT have implemented security procedures that they believe adequately satisfies the requirements of their current government contracts.

Sales and Marketing

Gedera

Gedera derives its revenues mainly from sales to customers in the United States, Israel and Europe. The below tables detail Gedera’s (i) geographic revenues; and (ii) revenues derived from commercial and defense customers, for the years ended December 31, 2012 and 2011, before elimination of intercompany sales of $3.0 million and $4.0 million, respectively.

	Year Ended December 31,
	2012		2011
Geographic Region	Revenues In Thousands	Percentage	Revenues In Thousands	Percentage
North America	$11,064	35.7%	$14,678	48.9%
Europe	6,570	21.2	5,771	19.2
Israel	9,326	30.1	8,218	27.4
Other	4,072	13.1	1,353	4.5
Total	$31,032	100%	$30,020	100%

	Year Ended December 31,
	2012		2011
	Revenues In Thousands	Percentage	Revenues In Thousands	Percentage
Commercial Customers	$14,019	45.2%	$10,040	33.4%
Defense Customers	17,013	54.8	19,980	66.6
Total	$31,032	100%	$30,020	100%

Bental

Bental derives its revenues mainly from sales to customers in Israel. The below tables detail Bental’s (i) geographic revenues; and (ii) revenues driven from commercial and defense customers, for the years ended December 31, 2012 and 2011.

	Year Ended December 31,
	2012		2011
Sources of Revenues	Revenues in Thousands	Percentage	Revenues In Thousands	Percentage
North America	$595	5.9%	$480	4.1%
Europe	435	4.4	277	2.4
Israel	8,897	88.9	10,727	92.0
Other	80	0.8	174	1.5
Total	$10,007	100%	$11,658	100%

	Year Ended December 31,
	2012		2011
	Revenues In Thousands	Percentage	Revenues In Thousands	Percentage
Commercial Customers	$440	4.4%	$937	8.0%
Defense Customers	9,567	95.6	10,721	92.0
Total	$10,007	100%	$11,658	100%

Limco

Limco derives its revenues mainly from sales to customers in the US and Europe. The below tables details Limco’s (i) geographic revenues and (ii) revenues derived from commercial and defense customers, for the years ended December 31, 2012 and 2011, respectively.

	Year Ended December 31,
	2012		2011
Sources of Revenues	Revenues in Thousands	Percentage	Revenues In Thousands	Percentage
North America	$20,175	72.8%	$22,583	81.8%
Europe	3,210	11.6	2,657	9.6
Israel	468	1.7	297	1.1
Other	3,856	13.9	2,066	7.5
Total	$27,709	100%	$27,603	100%

	Year Ended December 31,
	2012		2011
	Revenues In Thousands	Percentage	Revenues In Thousands	Percentage
Commercial Customers	$15,240	55.0%	$14,340	52.0%
Defense Customers	12,469	45.0	13,263	48.0
Total	$27,709	100%	$27,603	100%

Piedmont

Piedmont derives its revenues mainly from sales to customers in the US and Europe. The below tables details Piedmont’s geographic revenues and (ii) revenues derived from commercial and defense customers, for the years ended December 31, 2012 and 2011, respectively.

	Year Ended December 31,
	2012		2011
Sources of Revenues	Revenues in Thousands	Percentage	Revenues In Thousands	Percentage
North America	$16,442	73.3%	$13,677	67.9%
Europe	4,717	21.0	5,596	27.8
Israel	-	-	90	0.4
Other	1,283	5.7	783	3.9
Total	$22,442	100%	$20,146	100%

	Year Ended December 31,
	2012		2011
	Revenues In Thousands	Percentage	Revenues In Thousands	Percentage
Commercial Customers	$22,442	100%	$20,146	100%
Defense Customers	-	-	-	-
Total	$22,442	100%	$20,146	100%

Gedera, Bental, Limco and Piedmont market their products and services through their respective marketing staffs and a worldwide network of independent representatives. Gedera’s, Bental’s, Limco’s and Piedmont’s representatives are strategically located near key customer sites in offices throughout the United States, Europe, the Middle East, Asia and South America. Their staff is in regular contact with engineering and procurement personnel and program managers of existing and target customers to identify new programs and needs for their products, obtain requests for quotations and identify new product opportunities. Gedera’s, Bental’s,  Limco’s and Piedmont’s marketing activities also include advertising in technical publications which target heat transfer components and related markets, attending exhibitions, trade shows and professional conferences, organizing seminars and direct mailing of advertisements and technical brochures to current and potential customers and advertising in technical publications which target relevant products and related markets.

Backlog

At December 31, 2012, TAT had a backlog of approximately $52.7 million for products and services. TAT anticipates that approximately $31.8 million of such backlog will be delivered by December 31, 2013 and approximately $20.9 million will be delivered by December 31, 2014 and thereafter. At December 31, 2011, TAT had a backlog of approximately $55.4 million for products and services.

Product and Service Warranties

TAT provides warranties for its products and services ranging from one to three years, which vary with respect to each contract and in accordance with the nature of each specific product. To date, TAT’s warranty costs have not been substantial. As of December 31, 2012, the combined warranty reserve for TAT was $276 thousand.

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

TAT’s competitors in the global OEM aerospace and defense industries can be divided into two main groups:

•
Complete system manufacturers that either independently or through subcontractors, design, develop  and manufacture complete systems (such as a manufacturer of a cooling system for aircraft hydraulic systems) directly for the platform manufacturer (i.e. hydraulic system; business jet). Although these companies have the capabilities to design and manufacture each standalone component in a complete system (i.e. a heat exchanger integrated in the cooling system for hydraulic systems) it is unlikely that such companies will compete with TAT in projects where there is a specific requirement for a stand-alone component. These companies will compete on complete systems and/or projects where the components/products TAT develops are part of the complete system. In such cases it is very likely that these companies will subcontract to companies such as TAT the design and manufacturing of one or a few components in the system.

•
Component manufacturers for which the design and manufacture of components (such as heat exchangers) is the main business (and which are normally placed in the “value chain” one level below the system manufacturers, such as a manufacturer of a cooling system for aircraft’s Hydraulic system and two levels below the platform manufacturer such as manufacturer of a new aircraft). For certain platform, although some of the Component manufacturers have the capabilities to design, develop and manufacture a complete system (i.e. environmental cooling system for business jet), these companies will usually not compete on projects for complete systems in which their manufactured component constitutes a small part of the complete system, mainly due to the extreme competitive barriers to entry and to their inability to move up the “value chain” from a component supplier to a whole system manufacturer. These companies are likely to compete in projects where there is a specific requirement for a standalone aviation component (such as a heat exchanger) and in tenders by manufacturers of complete systems or products for sub-contractors.

The major competitors of TAT in the area of OEM of Heat Management Solutions include manufacturers in the U.S. such as Honeywell International,., Hughes-Treitler division of Ametek Inc., Lytron Inc., Kintex, Niagra Thermal, Hamilton Sundstrand, Stewart Werner South Wind Corp., United Aircraft Products and Triumph Thermal Systems, manufacturers based in Europe such as I.M.I. Marston Ltd., Dunlop Aerospace (including Serck Aviation), Liebherr-Aerospace Toulouse S.A and manufacturers based in Asia such as Sumitomo Precision Products from Japan. Such competitors may enjoy competitive advantages over Gedera, such as:

•	The ability to independently offer systems in addition to components;

•	Greater access to capital;

•	Stronger relationships with customers and suppliers;

•	Better name recognition;

•	Access to superior technology and marketing resources; and

•	The ability to adapt more quickly to changes in customer requirements and industry conditions or trends.

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

A number of Limco’s competitors have inherent competitive advantages. For example, Limco competes with the service divisions of large OEMs who in some cases have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. Limco also competes with the in-house service divisions of large commercial airlines and there is a strong incentive for an airline to fully utilize the services of its maintenance employees and facilities. Further, Limco’s competitors may have additional competitive advantages, such as:

•	The availability of large quantities of expensive spare parts;

•	Greater access to capital;

•	Stronger relationships with customers and suppliers;

•	Better name recognition;

•	Access to superior technology and marketing resources; and

•	The ability to adapt more quickly to changes in customer requirements and industry conditions or trends.

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

MRO Services for Aviation Components

The market for MRO services, in which Piedmont operates, is highly competitive. Competition in this market is based on quality, price, and the ability to provide a broad range of services and to perform repairs and overhauls rapidly. Piedmont’s primary MRO services competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers. For APU and landing gear MRO services Piedmont’s major competitors are Standard Aero Group Inc., Aerotech International Inc., Honeywell International, Chase Aerospace, Professional, Messier-Dowty Aerospace (MD), AAR Corp., Hawker Pacific and APRO.

A number of Piedmont’s competitors have inherent competitive advantages. For example, Piedmont competes with the service divisions of large OEMs who in some cases have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. Piedmont also competes with the in-house service divisions of large commercial airlines and there is a strong incentive for an airline to fully utilize the services of its maintenance employees and facilities. Further, Piedmont’s competitors may have additional competitive advantages, such as:

•	The ability to adapt more quickly to changes in customer requirements and industry conditions ortrends;

•	Greater access to capital;

•	Stronger relationships with customers and suppliers;

•	Better name recognition; and

•	Access to superior technology and marketing resources.

Competitive Strengths

We believe that TAT’s success can be attributed to several critical factors, including the following:

•	Active efforts to preserve its customer base in existing projects, while actively making efforts to broaden and increase its engagements with such clients.

•
Conducting marketing activities aiming at penetrating new geographical markets and obtaining new customers, while taking advantage of the unique knowledge and expertise that Gedera, Bental, Limcoand Piedmont gained in various areas.

•	Entering into additional related operating segments that will enable Gedera, Bental, Limco and Piedmont to fulfill its growth potential.

•
Providing its customers with the best value, including competitive prices, by tailoring service packages that combine the design and planning of an OEM component, the manufacture of such component, andthe provision of maintenance services.

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

•	Constant search for new technologies and manufacturing techniques in the heat management solutions line.

•	Innovations and improvements aiming at enhancing the quality and performance of Gedera’s, Bental’s, Limco’s and Piedmont’s existing products.

•	Cutting delivery times and reducing costs.

•	Entrepreneurship and innovation in the development of new products in an effort to become a market leader and to enter into long term platforms.

Engineering and Manufacturing

As of December 31, 2012, TAT, had 493 employees engaged in manufacturing, repair, and testing of products and in engineering (out of a total of 575 employees). TAT believes that its engineering staff provides it with the ability to support its customers with innovative and efficient products while maintaining short product development cycles, high quality design and competitive pricing.

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

Limco’s engineering department enhances its ability to provide its customers with high-end top quality MRO services, supports the provision of MRO services for new products with commercial potential and supports its OEM activity. Limco’s engineering department employs several certified mechanical and aerospace engineers. Limco’s multi-disciplinary team of engineers specializes, among others, in heat transfer components and supports all processes of thermal and structural analysis, mechanical and metallurgical research and development for manufacturing design. All of Limco’s engineers have direct experience with aerospace component repair and have experience with the process of obtaining supplemental type certificates from the FAA and in obtaining FAA product manufacturing authorizations. Limco utilizes onsite DER at Piedmont facility who is certified by the FAA to approve the repair of engines, mechanical systems and equipment, which enables Limco to respond quickly to its customers’ needs. Having a DER available on staff allows Limco to enter the market for a particular type of service more quickly than those of its competitors who do not an immediate access to a DER. Limco works directly with the FAA Aircraft Certification Office in obtaining approvals on projects that are outside its DER’s authority.

Piedmont’s engineering department enhances its ability to provide its customers with high-end top quality MRO services and supports the provision of MRO services for new products with commercial potential. Piedmont’s engineering department employs several certified mechanical and aerospace engineers, including a Designated Engineering Representative, or DER, certified by the FAA. Piedmont’s engineers have direct experience with aerospace component repair and have experience with the process of obtaining supplemental type certificates from the FAA and in obtaining FAA product manufacturing authorizations. Piedmont’s onsite DER is certified by the FAA to approve the repair of APUs and equipment, which enables Piedmont to respond quickly to its customers’ needs. Having a DER on staff allows Piedmont to enter the market for a particular type of service more quickly than its competitors who do not employ a DER. Piedmont works directly with the FAA Aircraft Certification Office in obtaining approvals on projects that are outside its DER’s authority.

Research and Development

The technological developments in the markets in which TAT operates, increase the need to constantly examine the use of new materials and technology in an effort to improve both the physical characteristics of the products (size, weight), as well as their performance (optimal heat transfer, higher reliability and increased lifespan). TAT also develops new products and enhanced functionalities to its existing products based on customer demands and by the competitive environment and market potential. TAT invests resources to attain such technological and product improvements in cooperation with its customers.

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

Authorizations from OEMs often require that TAT purchases component parts that are needed for its MRO services from the OEM or its designated distributors. Gedera and Piedmont have separate agreements with Honeywell under which Honeywell has agreed to sell Gedera and Piedmont certain parts at a discount for a period of five years, ending August 28, 2017 and May 31, 2014, respectively.

When deemed essential, Gedera, Bental, Limco and Piedmont have been and are investing efforts in order to qualify second sources or have identified alternate sources for many of its parts needs.

Israeli Export Policy

Exports of military related products are subject to the military export policy of the State of Israel. Current Israeli Government policy encourages exports to approved customers, provided that such exports do not run counter to Israeli policy or national security considerations. Gedera and Bental must obtain a permit to initiate a sales proposal and ultimately an export license for the transaction required. Gedera and Bental may not be able to obtain export permits or licenses in the future. In addition, governmental policy with respect to military exports may be altered. However, to date Gedera and Bental have not encountered any significant difficulties in obtaining necessary permits or licenses for sale of their products.

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

B.             Government Regulations

Aerospace and Safety Regulations

The commercial aerospace industry is highly regulated by the FAA in the United States, EASA in Europe, the Civil Aviation Authority in England and other governmental authorities elsewhere in the world, while the military aerospace industry is governed by military quality specifications established by the U.S. Department of Defense for the manufacturing and repair industries and ISO-9000. TAT is required to be certified by one or more of these entities and, in some cases, by individual OEMs. TAT must also satisfy the requirements of its customers, including OEMs and airlines that are subject to FAA regulations and to evolving industry standards, and provide these customers with products that comply with the government regulations applicable to commercial flight operations. TAT believes it currently satisfies or exceeds these FAA maintenance standards in its repair and overhaul activities. Each of its repair stations is approved by the FAA. TAT also believes it currently satisfies all industry standards in its facilities.

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

Although TAT seeks to maintain its operations and facilities in compliance with applicable environmental laws, there can be no assurance that TAT has no violations, or that change in such laws, regulations or interpretations of such laws or in the nature of TAT’s operations will not require TAT to make significant additional expenditures to ensure compliance in the future. Currently, TAT does not believe that it will have to make material capital expenditures for its operations to comply with environmental laws or regulations, or to incur material costs for environmental remediation during the 2013 fiscal year.

TAT has received no material third party environmental claims relating to its facilities, and TAT believes that it has all material licenses and certifications that are required in the jurisdictions in which it operates.

C.             Property, Plants and Equipment

The Gedera facility is located in Park Re’em near Gedera. The Park Re’em’s location houses TAT’s executive offices, Gedera’s research and development and manufacturing operations and includes approximately 344,000 square feet facility. The land of this facility is leased by TAT Industries from the Israel Land Authority, or ILA pursuant to a lease that expires in 2016 with respect to one plot (237,000 square feet) and 2020 with respect the other plot (107,000 square feet). The leases term may be extended for a subsequent period of up to 49 years, subject to payment to be calculated according to the ILA's rules. Approximately 43,000 square feet of the facility was sub-leased to TAT in 1991 until 2020 for rental fees which were paid in advance for the whole sub-lease period. TAT sub-leases the remaining 301,000 square feet of the facility from TAT Industries pursuant to an agreement TAT entered into in connection with the purchase of the operations relating to the manufacture of aviation accessories of TAT Industries in February 2000. The agreement is for a period of 24 years and 11 months and the rental fee is subject to revaluation every fifth year. From 2000 to 2004, TAT paid TAT Industries annual rental fees of approximately $300,000 per year, with an additional incremental payment of 2% per year. In 2005 the rental fee was reviewed by a real estate appraiser, and as a result was increased to $310,000 per year with an additional incremental payment of 2% per year. In 2010 the rental fee was reviewed again by a real estate appraiser, and as a result was increased to $400,000 per year with an additional incremental payment of 2% per year. Total rental payment TAT paid to TAT Industries during 2012 and 2011 were $416,000 and $408,000, respectively. See also Item 7.B "Major Shareholders and Related Party Transactions – Related Party Transactions – Management and Services Agreement with TAT Industries."

The operations of Bental are conducted in Kibbutz Marom-Golan. The Marom-Golan facility is located on a 54,000 square feet land, that houses Bental’s offices, research and development and manufacturing operations that include all together approximately 18,500 square feet. The facility is leased from Bental Investments Cooperative Agricultures Society Ltd. and from Kibbutz Marom-Golan pursuant to a lease that expires in December 2013 (for a 14,500 square feet plot) and June 2027 (for a 4,000 square feet plot), respectively. The lease agreement may be extended for subsequent periods upon terms. Total rental payment Bental paid in 2012 and 2011 was $51,000 and $53,000, respectively.

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

Piedmont leases approximately 56,000 square feet space for its facility in Kernersville, North Carolina to support its aftermarket APU, Landing Gear and related component repair station. In 2012 and 2011, the annual rental expense for this property was $78,000  and $70,000 , respectively for each one of these years. The lease, expires on October 31, 2016. Piedmont also leases approximately 32,000 square feet for its facility in Winston Salem, North Carolina to support its plating and machining shop as well as related component repairs. In 2012 and 2011, the annual rental expense for this property was $48,000 for each one of these years. The lease expires on December 31, 2017.

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

TAT’s revenues from OEM operations generally have higher gross margins than from MRO services. Respectively, the manufacture of OEM products require higher level of expertise, associated labor and initial investments than does the provision of MRO services.

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

TAT’s research and development expenses are related to new products and technologies or significant improvement in existing products and technologies, primarily within the OEM operations in Israel and in the Heat Transfer Services and Products operating segment in the U.S.

TAT’s selling and marketing expenses during the past year were similar to previous year. While TAT plans to tightly monitor and save on its operating expenses, TAT believes that its selling and marketing expenses may increase in the future in accordance with its plans to grow the business of these segments.

TAT’s general and administrative expenses have increased during 2012, following a decrease in 2011compared to the previous year. The increase in 2012 was primarily as result of a provision recorded for a doubtful debt and a decrease in FAvS participation in certain operating expenses during year 2012 in the MRO services for aviation components operating segment. The decrease in 2011 was primarily as result of $1.8 million non-recurring expense recorded in the fourth quarter of 2010 related to the Parts services operations and the Propellers MRO operations contributed to FavS. While TAT plans to tightly monitor and save on its operating expenses, TAT believes that its general and administration expenses may increase in the future in accordance with its plans to grow the business of these segments.

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

In July 2009, TAT acquired all of the publicly held shares of Limco (approximately 32% of Limco’s total shares). Under the terms of the merger agreement, Limco's stockholders received one half of an Ordinary share of TAT for each share of Limco Common stock they own following which they held approximately 27.8% of the then share capital of TAT. As a result of such merger, Limco again became a wholly-owned subsidiary of TAT.

On December 4, 2009, TAT’s indirect subsidiary, Piedmont, acquired 288,334 shares of Class B Common stock of First Aviation Services Inc., or FAvS, representing 37% of FAvS's then share capital (total number of shares acquired is adjusted to reflect of a 1 for 20 reverse stock split) and $750,000 of FAvS' Preferred Shares (entitling Piedmont to cash dividends at an annual rate of 12% payable quarterly or at the discretion of FAvS to PIK dividends payable in additional Preferred Shares at an annual rate of 15%).  In consideration for such shares, Piedmont transferred to FAvS its propellers and parts businesses and guaranteed for a period of up to two years up to $7 million of the bank debt incurred by FAvS to fund the transaction described in the next paragraph. FAvS is a provider of maintenance and repair services for various wheels, brakes and starter/generators.

On December 4, 2009 and as part of the above mentioned transaction, FAvS also acquired all the assets and liabilities of Aerospace Turbine Rotables ("AeTR"). AeTR specializes in renovation and repair of landing gear, safety equipment and hydraulic and electrical components for corporate, regional and military aircraft.

FAvS' shares are quoted over the counter (OTC) at the NASDAQ stock market. FAvS' share value as of the closing date (December 4, 2009) and as of December 31, 2009, 2010, 2011 and 2012 was $17.8, $15.0, $12.4, $5.45, and $7.00, respectively (share value adjusted as result of a 1 for 20 reverse stock split). TAT believes that the share value does not reflect the fair value of FAvS shares, because the extremely low trading volume in FAvS' shares does not reflect an active market. Therefore the fair value of FAvS was based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers. According to the appraisal, FAvS' fair value amounted to $22.549 million as of November 30, 2009. As a result of the sale of Piedmont’s propellers and spare parts businesses, TAT recorded a capital gain in the amount of $4.4 million in its statement of income.

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

During the second quarter ended June 30, 2012, management believed that there were indicators of impairment of goodwill in its OEM of Electric Motion System reporting unit, primarily due to a decline in future forecasted sales levels and profitability margins resulting from the continued weakness in the defense industry. Accordingly, the Company performed an impairment test of goodwill, as of June 30, 2012, for this reporting unit, with the assistance of a third party valuation. Based on the results of this test, the Company determined that the entire balance of goodwill included in this reporting unit was impaired and recorded an impairment charge of $1.0 million
.
In addition, in June 2012, FAvS entered into a transaction with its controlling stockholder, Mr. Hollander, pursuant to which FAvS borrowed $3 million from Mr. Hollander, secured by a third lien on the assets of FAvS. The loan bears interest at 10% and in addition Mr. Hollander was issued warrants to purchase shares of Class A Common Stock of FAvS, representing 15% of FAvS post-exercise shareholders’ equity, at an exercise price of $7.00 per share. Pursuant to the terms and conditions of the transaction, management believed that there were indicators of impairment with respect to TAT’s investment in FAvS. Accordingly, the Company performed an impairment test of its investment in FAvS, with the assistance of a third party valuation. Based on the results of this test the Company determined that its investment in FAvS was impaired by $3.3 million. The impairment was due to a decline in FAvS’ profitability margins and future forecasted sales levels which related to the business of API, one of FAvS subsidiaries, and approximates TAT’s share in the loss resulting from the API Transaction discussed below.

On March 18, 2013 FAvS sold 97% of the stock of API for a total purchase price of $16.5 million, out of which $15.9 million was used to repay debt (the “API Transaction”). The sale resulted in FAvS retaining a 3% equity interest in the API business. The API transaction resulted in a loss from discontinued operations and write-down of the API business of $11.5 million which is included in the FAvS loss for the year ended December 31, 2012. Simultaneously with the transaction FAvS paid-off its Term Loan in the amount of $4 million thereby terminating the guaranty and releasing the Letter of Credit provided by TAT to secure such guaranty. Accordingly the restricted deposit associated with the above Letter of Credit, was released as well.

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

TAT specializes in the repair and overhaul of heat transfer products, APUs, landing gear and pneumatic ducting. TAT is a well recognized repair center for heat transfer products of Hamilton Sundstrand, a leading provider of aerospace products, to provide MRO services for all of its air-to-air heat transfer products, and an authorized repair center by Honeywell, a leading manufacturer of aerospace products and aerospace services provider, to provide MRO services for several of their APU models. TAT’s repair stations are certified by the FAA and the EASA as well as by the Civil Aviation Administration of Vietnam (CAAV) and Thailand (Thai) .

The following table reflects the geographic breakdown of TAT’s revenues for each of the three years ended December 31, 2012:

	Years Ended December 31,
	2012		2011		2010
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Sale of products
North America	$17,068	34.7%	$20,988	29.6%	$7,531	19.3%
Europe	9,828	19.9%	6,048	16.1%	5,567	14.3%
Israel	18,223	37.0%	18,945	50.3%	23,223	59.6%
Other	4,151	8.4%	1,527	4.0%	2,633	6.8%
Total	$49,270	100.00%	$47,508	100.00%	$38,954	100.00%

	Years Ended December 31,
	2012		2011		2010
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Services
North America	$28,120	72.8%	$26,403	75.9%	$25,607	62.8%
Europe	5,105	13.2%	8,253	17.3%	8,573	21.0%
Israel	288	0.7%	384	0.8%	410	1.0%
Other	5,139	13.3%	2,849	6.0%	6,211	15.2%
Total	$38,652	100.00%	$37,889	100.00%	$40,801	100.00%

TAT’s revenues from its four operational segments for the three years ended December 31, 2012 were as follows:

	Year Ended December 31,
	2012		2011		2010
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Revenues
OEM of Heat Management Solutions	$31,032	35.3%	$30,020	35.2%	$29,651	37.2%
Heat Transfer Services and Products *	27,709	31.5%	27,603	32.3%	24,468	30.7%
MRO services for Aviation Components *	22,442	25.5%	20,146	23.6%	16,333	20.4%
OEM of Electric Motion Systems	10,007	11.4%	11,658	13.6%	13,046	16.4%
Eliminations	(3,268)	(3.7)%	(4,030)	(4.7)%	(3,743)	(4.7)%
Total revenues	$87,922	100.00%	$85,397	100.00%	$79,755	100.00%

*
As of January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate segments: Heat Transfer Services and Products and MRO services for Aviation Components. Accordingly, the revenues and costs reported for the twelve month period ended December 31, 2010 for MRO Services operating segment were divided between these two new operating segments. Additionally, the operating segment name of ‘OEM of Heat Transfer Products’ was changed to 'OEM of Heat Management Solutions'.

Costs and Expenses

Cost of revenues TAT’s cost of revenues for OEM operations and MRO services consist of component and material costs, direct labor costs, royalties, shipping expenses, overhead related to manufacturing and depreciation of manufacturing equipment. Cost of revenues for 2011 also included non-recurring expenses associated with a write down of inventory and impairment charges of long lived assets.

TAT’s gross margin was affected by the proportion of TAT’s revenues generated from OEM operations and MRO services in each of the reported years, as well as by non-recurring expenses associated with a write down of inventory and impairment charges of long lived assets recorded in 2011.

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

Impairment of goodwill and intangible assets. During the second quarter ended June 30, 2012, management believed that there were indicators of impairment of goodwill in its OEM of Electric Motion System reporting unit, primarily due to a decline in future forecasted sales levels and profitability margins resulting from the continued weakness in the defense industry. Accordingly, the Company performed an impairment test of goodwill, as of June 30, 2012, for this reporting unit, with the assistance of a third party valuation. Based on the results of this test, the Company determined that the entire balance of goodwill included in this reporting unit was impaired and recorded an impairment charge of $1.0 million.  During the quarter ended September 30, 2010, TAT performed its annual impairment test of goodwill. Based on the results of this test TAT recorded goodwill impairment charge for the goodwill included in the MRO Services segment. In addition, the Company recorded an impairment charge related to Intangible assets ‘Customer Relations’ in the MRO Services segment.

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

Impairment of share in associated company. During the quarter ended June 30, 2012 TAT recognized an impairment with respect to its approximately 30% interest in FAvS’, which was based on an independent appraisal.  During the quarter ended December 31, 2010, TAT performed an impairment testing of its investment in FAvS, due to certain indicators suggesting such test. Based on the results of this test the Company determined that its investment in FAvS was impaired due to a decline in FAvS’ profitability margins and future forecasted sales levels.

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

TAT’s management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of TAT’s consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the reported financial results include the following:

•	Revenue recognition
•	Inventory valuation
•	Goodwill, Intangible assets and Long-lived assets
•	Income taxes
•	Doubtful debts
•	Fair value estimation of TAT’s investment in FavS, performed by management with the assistance of a third party valuation.

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

Revenue Recognition

TAT generates its revenues from the sale of products and systems (the OEM segments) and from providing MRO Services (remanufacture, repair and overhaul services and long-term service contracts).

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

Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passes) to the customer. Management provides for losses, if expected for the remaining portion of such contracts. For the years ended December 31, 2012, 2011 and 2010, no losses have been recognized for such fixed price contracts.

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

During the second quarter ended June 30, 2012, management believed that there were indicators of impairment of goodwill in its OEM of Electric Motion System reporting unit, primarily due to a decline in future forecasted sales levels and profitability margins resulting from the continued weakness in the defense industry. Accordingly, the Company performed an impairment test of goodwill, as of June 30, 2012, for this reporting unit, with the assistance of a third party valuation. Based on the results of this test, the Company determined that the entire balance of goodwill included in this reporting unit was impaired and recorded an impairment charge of $1.0 million.

During the quarter ended September 30, 2011, although revenues in the MRO for Aviation Components operating segment have increased in 2011 compared to 2010, profit margins for this operating segment were lower than anticipated. Accordingly, the Company reviewed certain of its long lived assets for impairment by estimating their fair value based on their net selling price and comparing those values to the carrying value of the assets. The Company concluded, based on this valuation, that certain fixed assets and intangible assets amounting to $1.9 million and $1.1 million, respectively at its MRO for Aviation Components operating segment were impaired.

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

As of December 31, 2012, there are no goodwill or other remaining identifiable intangible assets included on the balance sheet.

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

In June, 2012, FAvS entered into a transaction with its controlling stockholder, Mr. Hollander, pursuant to which FAvS borrowed $3 million from Mr. Hollander, secured by a third lien on the assets of FAvS. The loan bears interest at 10% and in addition Hollander was issued warrants to purchase shares of Class A Common Stock of FAvS, representing 15% of FAvS post-exercise shareholders’ equity, at an exercise price of $7.00 per share.

        Pursuant to the terms and conditions of the transaction, management believed that there were indicators of impairment with respect to TAT’s investment in FAvS. Accordingly, the Company performed an impairment test of its investment in FAvS, with the assistance of a third party valuation. Based on the results of this test the Company determined that its investment in FAvS was impaired by $3.3 million. The impairment was due to a decline in FAvS’ profitability margins and future forecasted sales levels which related to the business of API, one of FAvS subsidiaries, and approximates TAT’s share in the loss resulting from the API Transaction discussed below.

On March 18, 2013 FAvS sold 97% of the stock of API for a total purchase price of $16.5 million, of which $15.9 million was used to repay debt (the “API Transaction”). The sale resulted in FAvS retaining a 3% equity interest in the API business. The API transaction resulted in a loss from discontinued operations and write-down of the API business of $11.5 million which is included in the FAvS loss for the year ended December 31, 2012. Simultaneously with the transaction FAvS paid-off its Term Loan in the amount of $4 million thereby terminating the guaranty and releasing the Letter of Credit provided by TAT to secure such guaranty. Accordingly the restricted deposit associated with the above Letter of Credit, was released as well.

FAvS audited consolidated financial statements for the year ended December 31, 2012, which were signed on March 20, 2013, included a restatement of 2011 consolidated results to correct errors in previously reported amounts. TAT's management reviewed the restatement and its effect on the consolidated financial statements of the Company and found it to be immaterial. Accordingly, no restatement was recorded in the Company's consolidated financial statements.

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

Interpretation ASC 740-10 prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. In addition, ASC 740-10 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect our operating results.

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

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the basis of actual cost or by the average cost method. TAT’s policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires it to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time frames, valuation of existing inventory, as well as product lifecycle and product development plans. The business environment in which TAT operates, the wide range of products that TAT offers and the relatively short sales-cycles TAT experiences, all contribute to the exercise of judgment relating to maintaining and writing-off of inventory levels. The estimates of future demand that TAT uses in the valuation of inventory are the basis for its revenue forecast, which is also consistent with its short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from non-moving items. Inventory management remains an area of management focus as TAT balances the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of changing technology and customer requirements. TAT writes down obsolete or slow moving inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, market conditions and sale forecasts.

During the quarter ended September 30, 2011, we recorded a write down of inventory in the amount of $2.5 million under cost of revenues, attributable to inventory of the MRO services for Aviation Components operating segment. Although revenues in the MRO for Aviation Components operating segment increased in the three and nine month periods of year 2011 compared to year 2010, profit margins were lower than anticipated. Accordingly, the write down was due to management’s estimation of the continued decline in future forecasted sales levels and profitability margins in certain product lines in this operating segment resulting from the weakness in these areas of business.

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

The following table presents, for the periods indicated, information concerning TAT’s results of operations:

	Year Ended December 31
	2012	2011	2010
	(in thousands)
Revenues
OEM of Heat Management Solutions	$31,032	$30,020	$29,651
Heat Transfer Services and Products *	27,709	27,603	* 24,468
MRO services for Aviation Components *	22,442	20,146	* 16,333
OEM Electric Motion Systems	10,007	11,658	13,046
Eliminations	(3,268)	(4,030)	(3,743)
Total revenues	87,922	85,397	79,755
Cost of revenues
OEM of Heat Management Solutions	23,105	22,660	22,425
Heat Transfer Services and Products	19,671	20,173	* 18,005
MRO services for Aviation Components	19,044	17,882	* 14,631
OEM Electric Motion System	8,043	9,388	10,092
Write down of inventory and impairment charges of long lived assets	-	5,763	3,500
Eliminations	(3,281)	(3,884)	(3,965)
Total cost of revenues	66,582	71,982	64,688
Research and development costs, net	1,152	786	651
Selling and marketing expenses	3,426	3,439	3,475
General and administrative expenses	11,487	10,949	12,832
Impairment of goodwill and intangible assets	1,015	-	4,704
Other expenses (income)	9	(169)	-
Operating income (loss)	4,251	(1,590)	(6,595)
Financial expense, net	(181)	(380)	(111)
Other expenses	-	-	(200)
Gain from dilution of interests in affiliated company	-	240	-
Income (loss) before taxes on income	4,070	(1,730)	(6,906)
Taxes on income (tax benefit)	2,086	(316)	(4,153)
Net income (loss) after taxes on income	1,984	(1,414)	(2,753)
Share in results of affiliated company and impairment of share in affiliated company	(3,756)	331	(4,510)
Net loss (income) attributable to non controlling interest	58	53	(123)
Net loss attributable to TAT Technologies’ Shareholders	$(1,714)	$(1,030)	$(7,386)

*
As of January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate segments: Heat Transfer Services and Products and MRO services for Aviation Components. Accordingly, the revenues and costs reported for the twelve month period ended December 31, 2010 for MRO Services operating segment were divided between these two new operating segments. Additionally, the operating segment name of ‘OEM of Heat Transfer Products’ was changed to 'OEM of Heat Management Solutions'.

The following table presents, for the periods indicated, information concerning TAT’s results of operations as a percentage of revenues:

	Year Ended December 31,
	2012	2011	2010
Revenues
OEM of Heat Management Solutions	35%	35%	37%
Heat Transfer Services and Products	32	32	31
MRO services for Aviation Components	26	24	20
OEM Electric Motion Systems	11	14	17
Eliminations	(4)	(5)	(5)
Total revenues	100	100	100
Cost of revenues
OEM of Heat Management Solutions	27	27	28
Heat Transfer Services and Products	22	24	23
MRO services for Aviation Components	22	21	18
OEM Electric Motion Systems	9	11	13
Write down of inventory and impairment charges of long lived assets	-	7	4
Eliminations	(4)	(5)	(5)
Cost of revenues	76	84	81
Research and development costs, net	1	1	1
Selling and marketing expenses	4	4	4
General and administrative expenses	13	13	16
Impairment of goodwill and intangible assets	1	-	6
Other expenses (income)	-	*	-
Operating income (loss)	5	(2)	(8)
Financial expense, net	*	*	*
Other expenses	*	-	*
Gain from dilution of interests in affiliated company	*	*	-
Income (loss) before taxes on income	5	(2)	(9)
Taxes on income (tax benefit)	3	*	(5)
Net income (loss) after taxes on income	2	(2)	(4)
Share in results of affiliated company and impairment of share in affiliated company	(4)	(* )	(6)
Net loss (income) attributable to non controlling interest	*	*	*
Net income (loss) attributable to TAT Technologies’ Shareholders	(2)%	(1)%	(10)%
________________________
* Less than one percent.

Year ended December 31, 2012 compared with Year ended December 31, 2011

Revenues. Total revenues were $87.9 million for the twelve months ended December 31, 2012, compared to $85.4 million for the twelve months ended December 31, 2011, an increase of 3.0%. This reflects the increase in revenues in all our significant operating segments - the OEM of Heat Management Solutions segment, the Heat Transfer Services and Products segment and the MRO Services for Aviation Components segment; while revenues in the OEM of Electric Motion Systems operating segment significantly decreased due to growing weakness in the relevant defense markets. This decrease is a continuation of the decrease in revenues this segment had experienced during 2011.

 Revenues from OEM of Heat Management Solutions. Revenues from OEM of Heat Management Solutions operating segment increased to $31.0 million for the year ended December 31, 2012 from $30.0 million for the year ended December 31, 2011, an increase of 3.4%.

Revenues from OEM of Electric Motion Systems. Revenues from OEM of Electric Motion Systems operating segment decreased  to $10.0 million for the year ended December 31, 2012, from $11.7 million for the year ended December 31, 2011, a decrease of 14.2%. During 2012 and 2011 this segment experienced a gradual decrease in revenues due to growing weakness in the relevant defense markets.

Revenues from Heat Transfer Services and Products. Revenues from Heat Transfer Services and Products operating segment increased to $27.7 million for the year ended December 31, 2012, from $27.6 million for the year ended December 31, 2011, an increase of 0.4%.

Revenues from MRO services for Aviation Components. Revenues from MRO services for Aviation Components operating segment increased to $22.4 million for the year ended December 31, 2012, from $20.1 million for the year ended December 31, 2011, an increase of 23.6%. The increase was attributable to increased sales both to existing and new customers.

Cost of revenues. Cost of revenues was $66.6 million for the twelve months ended December 31, 2012, compared to $66.2 million for the twelve months ended December 31, 2011 (excluding  a $5.76 million write down of inventories and impairment charges of long lived assets recorded in the 2011 third quarter), an increase of 0.5%. This reflects (i) the increase in cost of revenues in the OEM of Heat Management Solutions operating segment and in the MRO Services for Aviation Components operating segment, which is primarily attributable to the increase in revenues in these operating segments; partially offset by (ii) the decrease in cost of revenues in the Heat Transfer Services and Products operating segment which is primarily attributable to decreased material costs; and (iii) the decrease in cost of revenues in the OEM of Electric Motion Systems operating segment, which is primarily attributable to the decrease in revenues in this operating segment.

Cost of revenues as a percentage of revenues was 75.7% for the twelve months ended December 31, 2012, compared to 77.5% for the twelve months ended December 31, 2011 (excluding  a $5.76 million write down of inventories and impairment charges of long lived assets recorded in the 2011 third quarter). This decrease is primarily attributable to (i) product mix with higher margin products sold during this period along with lower rate of fixed production costs in the MRO Services for Aviation Components operating segment (partially effected by the sale of inventory items that were impaired in approximately $0.6 million in previous years) and in the OEM of Heat Management Solutions operating segments; (ii) product mix with higher margin products in the Heat Transfer Services and Products operating segment; and (iii) similar cost of revenues as a percentage of revenues in the OEM of Electric Motion Systems operating segment.

Cost of revenues for OEM of Heat Management Solutions. Cost of revenues for OEM of Heat Management Solutions operating segment increased to $23.1 million for the year ended December 31, 2012, from $22.6 million for the year ended December 31, 2011, an increase of 2.0%. This increase in mainly attributable to the increase in revenues in 2012.

Cost of revenues as a percentage of revenues in this segment decreased to 74.5% in the year ended December 31, 2012, from 75.5% for the year ended December 31, 2011. Primarily as a result of product mix with higher margin products sold during year 2012 along with lower rate of fixed production costs in 2012 compared with 2011.

Cost of revenues for OEM of Electric Motion Systems. Cost of revenues for OEM of Electric Motion Systems operating segment decreased to $8.0 million for the year ended December 31, 2012, from $9.4 million for the year ended December 31, 2011, a decrease of 14.3%. This decrease is mainly attributable to the decrease in revenues in 2012.

Cost of revenues as a percentage of revenues in this segment was 80.4% in the year ended December 31, 2012, similar to 80.5% in the year ended December 31, 2011.

Cost of revenues for Heat Transfer Services and Products. Cost of revenues for Heat Transfer Services and Products operating segment decreased to $19.7 million for the year ended December 31, 2012 from $20.2 million for the year ended December 31, 2011, a decrease of 2.5%. This decrease is mainly attributable to the decrease in material costs in 2012 compared with 2011.

Cost of revenues as a percentage of revenues in this segment decreased to 71.0% in the year ended December 31, 2012 from 73.1% for the year ended December 31, 2011, primarily as a result of product mix with higher margins sold during year 2012.

Cost of revenues for MRO services for Aviation Components. Cost of revenues for MRO services for Aviation Components operating segment increased to $19.0 million for the year ended December 31, 2012 from $17.9 million for the year ended December 31, 2011, an increase of 6.5%.  This increase in mainly attributable to the increase in revenues in 2012.

Cost of revenues as a percentage of revenues in this segment decreased to 84.9% in the year ended December 31, 2012 from 88.8% for the year ended December 31, 2011, Primarily as a result of product mix with higher margin products sold during year 2012 along with lower rate of fixed production costs in 2012 compared with 2011.

Write down of inventory and impairment of long lived assets. For the twelve months ended December 31, 2011, charges under this item were $5.46 million attributable to a write down of inventory and impairment charges of intangible assets and fixed assets in the MRO Services for Aviation Components operation and $0.3 million attributable to impairment of intangible asset ‘Customer Relations’ in the OEM of Electric Motion Systems operating segment.

Research and development, net. Research and Development expenses were $1.2 million for the twelve months ended December 31, 2012, compared to $0.8 million for the twelve months ended December 31, 2011, an increase of 46.6%, and are related to new products and technologies within the OEM operations in Israel and the Heat Transfer Services and Products operating segment.

Research and Development expenses as a percentage of revenues were 1.3% for the twelve months ended December 31, 2012 compared to 0.9% for the twelve months ended December 31, 2011. TAT expects to invest additional resources in research and development activities, and accordingly will continue to incur and record additional research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $3.4 million for the twelve months ended December 31, 2012, similar to $3.4 million for the twelve months ended December 31, 2011. This was impacted by (i) the increased expenses in the OEM of Heat Management Solutions operating segment, primarily attributable to increased payroll costs, commissions and exhibition expenses; (ii) similar expenses in the Heat Transfer Services and Products operating segment; offset by (iii) the decreased expenses in the MRO Services for Aviation Components operating segment, attributable to decreased payroll costs, commissions and exhibition expenses; and (iv) the decreased expenses in the OEM of Electric Motion Systems operating segments, primarily attributable to a decrease in exhibition expenses.

Selling and marketing expenses as a percentage of revenues were 3.9 % for the twelve months ended December 31, 2012, similar to 4.0% for the twelve months ended December 31, 2011. TAT expects to continue to invest additional resources in selling and marketing activities in coming years.

General and administrative expenses. General and administrative expenses were $11.5 million for the twelve months ended December 31, 2012, compared to $10.9 million for the twelve months ended December 31, 2011, an increase of 4.9%. The increase in general and administrative expenses was impacted by (i) the increased expenses in the MRO Services for Aviation Components operating segment primarily attributable to a provision recorded for doubtful debt in the first quarter and to a decrease in FAvS’ participation in certain operating expenses; (ii) the increased expenses in the Heat Transfer Services and Products operating segment, primarily attributable to the increase in payroll costs and employee related expenses; partially offset by (iii) the decreased expenses in the OEM of Heat Management Solutions operating segment primarily attributable to decreased payroll costs; and (iv) the decreased expenses in the OEM of Electric Motion Systems operating segment attributable to the increase in exchange rates between the U.S. dollar and the Israeli Shekel.

General and administrative expenses as a percentage of revenues were 13.1% for the twelve months ended December 31, 2012, compared to 12.8% for the twelve months ended December 31, 2011.

Impairment of Goodwill. During the twelve months ended December 31, 2012, the Company recorded an impairment charge of $1.0 million to reflect the impairment of the entire balance of the goodwill included in the OEM of Electric Motion Systems operating segment. This was based on an impairment test performed by the Company, with the assisstance of an independent appraisal.

Operating income (loss). For the twelve months ended December 31, 2012, TAT reported operating income of $5.3 million compared to operating income of $4.2 million for the twelve months ended December 31, 2011 (excluding the above mentioned impairment charge of goodwill recorded in 2012 second quarter and non-recurring write down of inventories and impairment charges of long lived assets recorded in 2011 third quarter), an increase of 26.2%. The increase in operating income is attributable to (i) the increase in operating income in the OEM of Heat Management Solutions operating segment; (ii) the decrease in operating loss in the MRO Services for Aviation Components and the OEM of Electric Motion Systems operating segments; partially offset by (iii) the moderate decrease in operating income in the Heat Transfer Services and Products operating segment.

Financial expenses. Financial expenses for the twelve months ended December 31, 2012 were $2.2 million, similar to $2.2 for the twelve months ended December 31, 2011. Financial expenses during the twelve months ended December 31, 2012 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel, realized losses from hedging transactions, bank fees and interest payments on short-term credit and long-term loans.

Financial income. Financial income for the twelve months ended December 31, 2012 was $2.0 million, compared to $1.8 million for the twelve months ended December 31, 2011. Financial income during the twelve month period ended on December 31, 2012 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, change in fair value of unrealized hedging transactions profits, interest received from the Israeli tax authorities for excess payments made in previous years and from interest received on short-term investments.

Taxes on income (tax benefit). Taxes on income for the twelve months ended December 31, 2012, amounted to $2.1 million, compared to a tax benefit of $0.3 million for the twelve months ended December 31, 2011. Taxes on income for the twelve months ended December 31, 2012, were impacted by (i) the decrease in pre-tax loss incurred in 2012 compared to the pre-tax loss incurred in 2011 in the MRO Services for Aviation Components operating segment; partially offset by (ii) the decrease in tax expenses in the OEM of Heat Management Solutions operating segment, mainly due to the  adoption of a new tax regulation under the Law for the Encouragement of Capital Investments in 2011; (iii) the decrease in pre-tax income in the Heat Transfer Services and Products operating segment; and (iv) similar tax expense in the OEM of Electric Motion Systems operating segment.

Share in Results of affiliated company. TAT recognized a loss of $0.45 million from its approximately 30% interest in FAvS’s results for the twelve months ended December 31, 2012 compared to income of $0.3 million for the twelve months ended December 31, 2011. Additionally, during the twelve months ended December 31, 2012 TAT recognized an impairment of $3.3 million with respect to its approximately 30% interest in FAvS. This was based on an impairment test performed by the Company, with the assistance of an independent appraisal.

Net loss attributable to noncontrolling interest. TAT recognized net loss of $0.1 million attributable to noncontrolling interest for the twelve months ended December 31, 2012, similar to the net loss attributable to noncontrolling interest for the twelve months ended December 31, 2011. In both periods net loss attributable to noncontrolling interest was attributable to our 70% held Bental subsidiary.

Net loss attributable to controlling interest. TAT recognized net loss of $1.7 million for the twelve months ended December 31, 2012 compared to net loss of $1.0 million for the twelve months ended December 31, 2011. The net loss reported for the twelve months ended December 31, 2012 is the result of a $1.0 million impairment charge of goodwill, recorded in the second quarter of 2012, in TAT’s OEM for Electric Motion Systems operating segment and the $3.3 million impairment charge, also recorded in the second quarter of 2012, with respect to TAT’s investment in FAvS. The net loss reported for the twelve months ended December 31, 2011 was the result of a $5.76 million (before taxes) write down of inventories and impairment charges of long lived assets ($3.61 million, net of taxes). Excluding these impairment charges net income for the twelve month period ended December 31, 2012, was $2.6 million similar to net income of $2.6 million for twelve month period ended December 31, 2011.

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

General and administrative expenses.  General and administrative expenses decreased to $10.9 million for the twelve months ended December 31, 2011, from $12.8 million for the twelve months ended December 31, 2010, a decrease of 14.7%. This reflects (i) a decrease in the MRO Services for Aviation Components operating segment due to a $1.8 million non-recurring expense recorded in the fourth quarter of 2010 related to the Parts services operations and the Propellers MRO operations contributed to FAvS (see also “ FavS Transaction” below); and (ii) a decrease in the OEM of Electric Motion Systems operating segment; offset by (iii) an increase in the Heat Transfer Services and Products operating segment; and (iv) an increase in the OEM of Heat Management Solutions.

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

On June 30, 2011 TAT’s interests in FAvS were diluted from 36.6% to 30.3% (30.02% as of December 31, 2011) (see also “ FavS Transaction” below).

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

Quarterly Results Of Operations (UNAUDITED)

The following table presents the unaudited consolidated statements of operations data for each of the eight fiscal quarters ended December 31, 2012, in dollars and as a percentage of revenues. In the opinion of TAT’s management, this unaudited information has been prepared on the same basis as TAT’s audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair statement of the unaudited information for the quarters presented. The results of operations for any quarter are not necessarily indicative of results that TAT might achieve for any subsequent periods.

	Three months ended
	2012				2011
	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,		June 30,	Mar. 31,
	($ in thousands)
Revenues	$23,039	$22,079	$22,127	$20,677	$23,391	$20,710		$19,894	$21,402
Cost of revenues	17,779	16,279	16,421	16,103	18,442	16,284		15,801	15,692
Write down of inventory and impairment charges of long lived assets					-	5,763		-	-
Gross profit (loss)	5,260	5,800	5,706	4,574	4,949	(1,337)		4,093	5,710
Research and Development, net	313	164	501	174	143	180		198	265
Selling and marketing expenses	830	783	924	889	957	715		885	882
General and administrative expenses	3,233	2,504	2,755	2,995	2,940	2,985		2,555	2,469
Impairment of goodwill and intangible assets	-	-	1,015	-	-	-		-	-
Other expenses (income)	(1)	-	(4)	14	(44)	(125)		-	-
Operating income (loss)	885	2,349	515	502	953	(5,092)		455	2,094
Financial income (expenses), net	(18)	(40)	(383)	260	(334)	(377)		122	209
Gain from dilution of interests in affiliated company	-	-	-	-	-	-		240	-
Income (loss) before taxes on income	867	2,309	132	762	619	(5,469)		817	2,303
Taxes on income (tax benefit)	190	565	1,063	268	363	(1,948)		489	780
Share in results of affiliated company and impairment of share in affiliated company	(540)	136	(3,312)	(40)	(119)	167		197	86
Net income (loss)	137	1,880	(4,243)	454	137	(3,354)		525	1,609
Net loss (income) attributable to non controlling interest	(8)	(108)	44	130	(20)	70		110	(107)
Net income (loss) attributable to TAT Technologies’ Shareholders	$129	$1,772	$(4,199)	$584	$117	$(3,284)		$635	$1,502

Revenues	100.0%	100.0%	100.0%	100.0	100.0%	100.0%		100.0%	100.0%
Cost of revenues	77.2	73.7	74.2	77.9	78.8	78.6		79.4	73.3
Write down of inventory and impairment charges of long lived assets	-	-	-	-	-	27.8		-	-
Gross profit (loss)	22.8	26.3	25.8	22.1	21.2	(6.4)		20.6	26.7
Research and Development, net	1.4	0.7	2.3	0.8	0.6	0.9		1.0	1.2
Selling and marketing expenses	3.6	3.6	4.2	4.3	4.1	3.5		4.4	4.1
General and administrative expenses	14.0	11.4	12.4	14.5	12.6	14.4		12.9	11.6
Write off of goodwill and intangible assets	-	-	4.6	-	-	-		-	-
Other expenses (income)	-	*	*	0.1	(0.2)	(0.6)		-	-
Operating income (loss)	3.8	10.6	2.3	2.4	4.1	(24.6)		2.3	9.8
Financial income (expenses), net	(0.1)	(0.1)	(1.7)	1.3	(1.4)	(1.8)		0.6	0.9
Gain from dilution of interests in affiliated company	-	-	-	-	-	-		1.2	-
Income (loss) before taxes on income	3.7	10.5	0.6	3.7	2.7	(26.4)		4.1	10.7
Taxes on income (tax benefit)	0.8	2.6	4.8	1.3	(1.6)	(9.4)		2.5	3.6
Share in results of affiliated company and impairment of share in affiliated company	(2.3)	0.6	(15.0)		(0.5)	(0.8)		1.0	*
Net income (loss)	0.6	7.3	(19.2)	2.4	0.6	(16.2)		2.6	7.1
Net loss (income) attributable to non controlling interest	*	(0.5)	0.2	(0.2)	(0.1)	0.3		0.6	(0.5)
Net income (loss) attributable to TAT Technologies’ Shareholders	0.6%	7.8%	(19.0)%	2.6%	0.5%	(15.9	) %	3.2%	7.0%

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

Seasonality

In the OEM industry in general and in TAT’s OEM businesses in particular, the majority of customers operate based on annual budgets and tend to utilize during the fiscal fourth quarter the remaining balance of any un-used budgets. This trend is more typical with customers from the defense industry. Accordingly, TAT is more likely to generate increased revenues in the OEM businesses (such as TAT’s OEM of Heat Management Solutions and OEM of Electric Motion Systems) during the fiscal fourth quarter. The aviation industry is known for its highest traffic in the third quarter, primarily attributable to summer vacations. As a result, during the fiscal third quarter, airlines tend to postpone, to the extent possible, maintenance and repair of their aircraft to minimize aircraft grounding. Accordingly, TAT is more likely to notice decreased revenues in the MRO businesses (such as TAT’s MRO for Aviation Components and Heat Transfer Services and Products) during the fiscal third quarter with recovery during subsequent quarters. Notwithstanding the above, the seasonality trends do not necessarily have a material impact on the over whole revenues of TAT.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation (appreciation) of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate%	NIS appreciation (devaluation) to the US dollar rate%	Israeli inflation adjusted for appreciation (devaluation) %
2003	(1.9)	7.6	5.7
2004	1.2	1.6	2.8
2005	2.4	(6.8)	(4.4)
2006	(0.1)	8.2	8.1
2007	3.4	9.0	12.4
2008	3.8	1.1	4.9
2009	3.9	0.7	4.6
2010	2.7	6.4	9.1
2011	2.2	(7.7)	(5.5)
2012	1.4	2.3	3.7

A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of its expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the U.S. dollar. This devaluation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the U.S. dollar. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked NIS assets and the U.S. dollar amounts of any unlinked NIS liabilities and expenses. During the years 2010 and 2009 the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of TAT’s NIS expenses. Such trend was reversed during the first half of 2011 and by the end of the year the NIS depreciated against the U.S. dollar by 7.7%. Such trend was continued through the end of September 2012, during which the NIS depreciated by additional 2.4%. By the end of 2012 this trend had reversed and the NIS was appreciated by 4.6%. During the first four months of 2012 NIS further appreciated against the U.S. dollar by approximately additional 2.8%.

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

Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2011 was 24% and was due to further gradually reduce to 18% in 2016 and thereafter. Nevertheless, on December 5, 2011, the Knesset (Israel's Parliament) passed a law for changing the tax burden (Legislative Amendments), which canceled, among others, the gradual reduction in the corporate tax rates in Israel. In addition, the corporate tax in Israel increased to 25% starting in 2012. However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise. Until December 31, 2010,  TAT and Bental have elected to participate in the alternative package of tax benefits for its current approved enterprise and beneficiary enterprise under the Law for the Encouragement of Capital Investments, 1959, as amended, the income derived from those enterprises will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period.

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

Certain of TAT’s subsidiaries operate in and are subject to the tax laws of various other jurisdictions, primarily the United States. TAT’s U.S. subsidiaries are taxed based on federal and state tax laws. The effective tax of TAT’s U.S. subsidiaries was 38% in the years ended December 31, 2012, 2011 and 2010, respectively.

Recently Issued Accounting Standards

In December 2011, the FASB amended its guidance on disclosures about offsetting assets and liabilities. The amendment enhances disclosures regarding financial instruments and derivative instruments that are either (1) offset in accordance with GAAP or (2) subject to an enforceable master netting arrangement. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments.

The amendments in ASU 2011-11 will be applied for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented.

The Company does not expect ASU 2011-11, which relates to disclosure matters only, to have an impact on the Company’s consolidated financial position, results of operations or cash flows.

Liquidity and Capital Resources

As of December 31, 2012, TAT had cash and cash equivalents and short-term bank deposits of $26.6 million and restricted cash of $2.3 million (such restricted cash was released on March 18, 2013, following the API Transaction), which equals $28.9 million of financial assets, compared with cash and cash equivalents $26.2 million, marketable securities of $1.9 million and restricted cash of $3.3 million, which equals $31.4 million of financial assets as of December 31, 2011. Financial assets, net of debt were $24.5 million in December 31, 2012 compared to $22.0 million in December 31, 2011

On November 15, 2011, TAT’s subsidiary, Limco-Piedmont renewed its credit facility with a U.S bank for an additional 21 month period ending on August 31, 2013 for borrowings of up to $10 million under certain conditions, of which, as of December 31, 2012, Limco-Piedmont had utilized $0.7 million. As of December 31, 2012 the Company met all financial covenants related to such credit facility.

With regards to loans balance in the total amount of $5.5 million received by TAT from an Israeli bank, in September, 2011 TAT reached agreement with its lending bank to adjust certain financial covenants related to the said loans. Accordingly, as of December 31, 2012 and 2011 the Company met all financial covenants related to such loans. On November 7, 2011, the Company made a prepayment of $2.25 million, and on November 6, 2012, additional prepayment of $0.8 million following which its remaining balance was $2.5 million.

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

Capital expenditures for the years ended December 31, 2012, 2011and 2010 were approximately $2.4 million, $3.3 million and $2.9 million, respectively. These capital expenditures were principally for the purchase of equipment for the OEM and MRO facilities. TAT funded these expenditures from cash flows from operations and also from financing activities. TAT expects that its available cash and cash equivalents and cash flow that will be generated from operations will be sufficient to enable it fund its capital expenditures.
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

On April 22, 2012, subsequent to the balance sheet date, TAT’s Board declared a cash dividend in the total amount of $2.5M’ (approximately NIS9.4 million), or $0.283 per share (approximately NIS1.065 per share), for all of the shareholders of TAT. The dividend was paid on May 17, 2012 to shareholders of record on May 3, 2012.

TAT’s Israeli operations are profitable and expected to continue to be profitable. Accordingly there are no liquidity constraints that require the distribution of retain earnings from TAT’s U.S. subsidiaries.

Cash Flows

The following table summarizes TAT’s cash flows for the periods presented:

	Year Ended December 31,
	(in thousands)
	2012	2011	2010
Net cash provided by (used in) operating activities	$7,738	$698	$3,038
Net cash provided by (used in) investing activities	(9,912)	(602)	(2,986)
Net cash provided by (used in) financing activities	(7,545)	850	1,358
Effect of changes in exchange rate on cash and cash equivalents of foreign currency subsidiary company	68	(51)	59
Net increase (decrease) in cash and cash equivalents	(9,651)	(805)	1,469
Cash and cash equivalents at beginning of the year	26,232	27,037	25,568
Cash and cash equivalents at end of the year	$16,581	$26,232	$27,037

The net cash provided by operating activities for the year ended December 31, 2012 amounted to approximately $7.7 million, compared to $0.7 million for the year ended December 31, 2011 and $3.0 for the year ended December 31, 2010.

Net cash provided by operating activities for the year ended December 31, 2012 was principally derived from $1.8 million of net loss  and from the following adjustments for the following non-cash line items: an upwards adjustment of $2.4 million for depreciation and amortization; an upwards adjustment of $1.0 million for impairment of goodwill; an upwards adjustment of $3.8 million for share in results of affiliated company and impairment of share in affiliated company; an upwards adjustment of $1.7 million for decrease in net deferred income tax asset ; an upwards adjustment of $0.7 million for decrease in amounts due from related parties; an upwards adjustment of $0.5 million for decrease in other accounts receivable and prepaid expenses and an upwards adjustment of $1.3 million for increase in trade accounts payable and other accounts payable and accrued expenses. This was offset with a downward adjustment of $0.5 million for increase in trade accounts receivable, downward adjustment of $0.4 million from change in fair value of derivatives and a downward adjustment of $1.7 million for increase in inventories.

Net cash provided by operating activities  for the year ended December 31, 2011 was principally derived from $1.1 million of net loss adjusted for the following non-cash line items: an upwards adjustment of $3.3 million for depreciation and amortization; an upwards adjustment of $2.5 million for write down of inventory, an upwards adjustment of $3.3 million for impairment of long lived assets; an upwards adjustment of $1.3 million for decrease in other accounts receivable and prepaid expenses. This was offset with a downward adjustment of $0.9 million for increase in deferred income taxes net, a downward adjustment of $1.2 million for increase in related parties, net and trade accounts receivable, a downward adjustment of $2.0 million for increase in inventories (excluding the above write down), a downward adjustment of $2.5 million for decrease in trade accounts payable and a downward adjustment of $1.6 million for decrease in other accounts payable and accrued expenses.

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

Net cash used in investing activities was approximately $9.9 million for the year ended December 31, 2012, compared to net cash used in investing activities of $0.6 million for the year ended December 31, 2011 and net cash used in investing activities of approximately $3.0 million for the year ended December 31, 2010.

Of the cash used in investing activities in the year ended December 31, 2012 approximately $2.4 million was used for the purchase of property and equipment, primarily production equipment and building improvements and $10.0 million used for investment in short-term deposit, partially offset by $1.9 million of proceeds received from selling marketable securities and $0.9 million from the release of restricted deposit.

Of the cash used in investing activities in the year ended December 31, 2011 approximately $3.3 million was used for the purchase of property and equipment, primarily production equipment and building improvements and $0.6 million used for the purchase of marketable securities, partially offset by $1.2 million of proceeds received from selling marketable securities and $1.8 million from the exercise of restricted deposit.

Of the cash used in investing activities in the year ended December 31, 2010 approximately $3.0 million was used for the purchase of property and equipment, primarily production equipment and building improvements and $0.6 million used for the purchase of marketable securities, partially offset by $0.9 million of proceeds received from selling marketable securities.

Net cash used in financing activities was approximately $7.5 million for the year ended December 31, 2012, compared to net cash used in financing activities of approximately $0.8 million for the year ended December 31, 2011 and net cash provided by financing activities of approximately $1.4 million for the year ended December 31, 2010.

In the year ended December 31, 2012, the net cash used in financing activities was primarily attributable to repayments of $4.5 million of short-term credit, repayments of $1.0 million of long-term loans and payment of $2.5 million of cash dividend.

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

A.              Research and Development, Patents and Licenses

Not applicable.

B.              Trend Information

Our revenues in the US in fiscal 2013 are expected to be impacted by global trends of increased traffic reported by airlines, by the increasing fuel costs that continue to impact the commercial airlines business environment by reducing airlines’ profitability and offsetting the positive impact of growing air traffic, by the expected slowdown in the demand for MRO services as a result of airlines deferring MRO activities and utilizing existing stock (destocking) rather than maintaining inventory levels, by the fact that we continue to witness positive indications from commercial OEMs in the aerospace industry that increase backlog of new airplanes and/or airborne platforms/systems and by the fact that the defense market shows growing weakness and is impacted by budget constraints. We also expect that as soon as the aerospace and defense industries recover, our revenues will continue to trend upward.

C.              Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

D.              Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2012 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Debt obligations	$4,380,000	$3,265,000	$1,115,000	$-	$-
Operating lease obligations (1)	3,295,000	904,000	1,580,000	352,000	495,000
Purchase commitments	5,471,000	5,471,000	-	-	-
Estimated loan interest (2)	170,000	124,000	46,000	-	-
Total	$13,316,000	$9,764,000	$2,741,000	$352,000	$459,000
_________________
(1)
Pursuant to the terms of the agreement we entered into with TAT Industries in 2000 to purchase its operations relating to the manufacture of aviation accessories, we rent from TAT Industries the real estate and buildings encompassing an area of approximately 302,000 square feet for a period of 24 years and eleven months.  In consideration we agreed to pay TAT Industries annual rental payments of approximately $416,000 for the year ended December 31, 2012 with an additional incremental payment of 2% per year.  Such rental rates are subject to revaluation every fifth year.

(2)
Interest related to (i) a loan in the amount of $523,000 which bears annual fixed interest of 5.25% and will be repaid in August 2014; and (ii) loans in the total amount of $2,477,000 which will be repaid in four annual installments commencing 2011. These loans bear quarterly interest of Libor + 3.5% and Libor + 1.8%.

In addition, we have long-term liabilities for severance pay that are calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Employees are entitled to one month’s salary for each year of employment or a portion thereof.  As of December 31, 2012, our severance pay liability, net was $497,000.

Item 6.                      Directors, Senior Management and Employees

A.              Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers, as of the date hereof:

Name	Age	Position
Zeev Birnboim	63	Chairman of the Board of Directors *
Itsik Maaravi	53	Chief Executive Officer
Todd Schwartz	45	Chief Executive Officer of Piedmont
Yair Raz	57	Chief Executive Officer of Limco
Shmuel Mendel	61	Chief Executive Officer of Bental
Yaron Shalem	40	Chief Financial Officer
Shlomi Karako	54	Vice President Operations
Avi Shani	65	Independent outside Director **
Iris Shapira	46	Independent Director **
Jan Loeb	54	Director
Yankale Shahar	51	Independent outside Director **

(*)	Chairman of Bental’s board of directors

(**)	Member of the audit committee and member of the committee that examines the financial statements, prior to the Board of Directors' approval; also a member of the compensation committee.

Zeev Birnboim was elected as the Chairman of TAT’s Board of Directors in March 2013. Mr. Birnboim served from 2009 to 2012, as the Vice President of Business Development, Sales and Marketing of Krausz Industries Ltd. Prior to that, Mr. Birnboim served, inter alia, as the President & CEO of Vita Pri Hagalil Ltd (2004-2009), as the President & CEO of Smart Storage Ltd. (2002-2004) and as the President & CEO of Tadiran-Ampa Ltd. (1998-2002). Mr. Birnboim holds a B.A. in economics and MBA from Hebrew University and has completed the International Senior Management Program at Harvard University.

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

Iris Shapira was elected as a director and as a member of TAT’s Audit Committee in January 2012. The Audit Committee also determined that Ms. Shapira is qualified as a "director with accounting and financial expertise”. Ms. Shapira has served, since February 2010, as the CFO of Haldor Advanced Technologies Ltd. and, since 2010, as an outside director of Computer Direct Group Ltd. During 2010-2011, she served as an outside director of E.T. View Ltd, and during 2003-2007 as the CFO of Cloverleaf Communications Inc. Prior to that, Ms. Shapira served, inter alia, as the CFO of Emblaze Mobile Technologies Ltd. and of Mofet Venture Capital Fund. Ms. Shapira holds a B.A. in accounting and economics from Tel Aviv University and is a certified CPA (Israel).

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

Mr. Todd Schwarz has served as Chief Executive Offices of Piedmont since October 2012 and prior thereto as its Chief Financial Officer since January 2011.  He began his career with Ernst& Young as a tax specialist in 1989 and immediately before joining Piedmont was the Vice President of Finance and Administration for a regional real estate developer.  Mr. Schwarz holds a MBA from the University of Virginia’s Darden School of Business and a B.A. in Accountancy from North Carolina State University.

Dr. Yair Raz has served as Chief Executive Offices of Limco since November 2012.Prior to that ,Dr. Raz served as the Chief Operating Officer of Piedmont Aviation, a position he held since April 2012. From January 2011 to January 2012 Dr. Raz was the BTI Vice President Marketing and Business Development for North America. Between August 2005 and December 2011 Dr. Raz served as General Manager of PCI, a PWA and BTI Joint Venture in the US. Between 1995 and July 2005 Dr. Raz held a growing responsibility Leadership Positions with PCI in the US including Operation Manager, Engineering, Procurement and President Assistant. Between 1998 and 2012 Dr. Raz was also involved with the JV of BTI and PWA in Xian China. Between 1983 and 1995 Dr. Raz held growing leadership positions with BTL in Israel. Those potions included Quality and Plant Management. Dr. Raz holds a B.Sc degree in Mechanical Engineering and a M.Sc degree in Material science from the Technion in Haifa and a Phd. degree from La Salle University in the US.

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

Mr. Yaron Shalem has served as TAT’s Chief Financial Officer since August 2008. Prior to that, between the years 2006 and 2008 Mr. Shalem served as the CFO of OrganiTech USA Inc. - a provider of high-tech hydroponics factories. Prior to that, during years 2003-2005 Mr. Shalem served as the CFO of Arelnet Ltd. - a provider of IP based telecom switches. Before that Mr. Shalem was the CFO of CellPay Ltd, an Israeli start-up provider in the Mobile Payment arena. Mr. Shalem is a CPA and holds a B.A. in Economy & Accounting from Tel Aviv University and an MBA degree from Bar-Ilan University.

Mr. Shlomi Karako has served as TAT’s VP Operations since June 2011. Prior to that, between the years 2009 and 2011 Mr. Karako served as an Executive Vice President at Spectronix Ltd. From 2005 through 2009 Mr. Karako served as the General Manager of the business jets division of the Israel Aerospace Industry (IAI). Prior to that, Mr. Karako served in the Israeli Air Force (IAF) for 27 years and retired as Colonel – his last position was managing the aircraft department, with responsibility for engineering, maintenance and logistics for all IAF aircraft. Mr. Karako holds a B.Sc in mechanical engineering from Beer-Shiva University and an M.B.A. from Tel Aviv University.

Compensation

The following table sets forth all the compensation TAT paid with respect to all of its directors and executive officers as a group for the year ended December 31, 2012.

	Salaries, fees, Commissions and bonuses	Other benefits
All directors and executive officers as a group (10 persons)	$1,249,000	$340,000

During the year ended December 31, 2012, TAT paid its directors, the determined medium amounts permitted by law to an outside director (within the meaning of the Israeli companies Law) which was: a per meeting attendance fee of NIS 2,540 (approximately $658), plus an annual fee of NIS 68,005 (approximately $17,627).

B.              Board Practices

Introduction

According to the Israeli Companies Law and our articles of association, the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to another organ in the company (including our shareholders). Our executive officers are responsible for our day-to-day management. Our executive officers have individual responsibilities established by our chief executive officer and board of directors.

Election of Directors

Our articles of association provide for a board of directors consisting of  such number of directors as may be determined from time to time at a general meeting of shareholders, provided that it shall be no less than two or more than eleven. Our board of directors is currently composed of five directors, including three independent directors, two of whom also qualify as outside directors within the meaning of the Israeli Companies Law.

Pursuant to our articles of association and in accordance with the Israeli Companies Law, our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting; in addition, directors (except the outside directors) may be appointed by a vote of a majority of directors then in office. All our directors (except the outside directors) hold office until the annual general meeting of shareholders succeeding their election (provided that if no directors are elected at the annual general meeting, the directors in office at the time such meeting was convened shall continue to hold their office) or until their earlier death, resignation, removal or other circumstances as set forth in the Israeli law.  All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.

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

Outside and Independent Directors

Outside Directors. Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public or whose shares are listed in an authorized stock exchange (accordingly, such shares are considered as held by "the public") are required to appoint at least two outside directors who meet the independence criteria set by the Israeli Companies Law.

A person is qualified to serve as an outside director only if he or she has “accounting and financial expertise” or “professional qualifications,” as such terms are defined by the Israeli Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005.  At least one of the outside directors must have “accounting and financial expertise.”  Each of our outside directors has “accounting and financial expertise.”

The outside directors are elected by a special majority vote at a shareholders meeting as specified hereinafter.  The shareholders voting in favor of their initial election must include at least a majority of the shares (i) of the non-controlling shareholders of the company and (ii) which do not have a personal interest in the approval of the election, as a result of their relationships with the controlling shareholders - who actually voted on the matter  (not including abstentions).  This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders and shareholders who do not have a personal interest in the matter as a result of their relationships with the controlling shareholders - who actually vote against their election represent 2% or less of all of the voting rights in the company.

In general, outside directors serve for a three-year term and may be reelected to two additional three-year terms by one of the following mechanisms: (1) the board of directors proposed the re-election of the nominee and the re-election was approved by the majority required for appointment of outside directors for their initial term; or (2) a shareholder holding 1% or more of the company's voting rights proposed the re-election of the nominee, and the re-election was approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders or those who have a personal interest in the matter as a result of their relationships with the controlling shareholders, provided that the aggregate votes cast in favor of the re-election by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationships with the controlling shareholders constitute more than 2% of the company's voting rights .  An outside director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for that person’s appointment as outside director no longer exist, or that the outside director has violated his or her duty of loyalty to the company.  The resolution of the special general meeting of shareholders regarding the termination of office of an outside director requires the same majority that is required for the election of an outside director.  The court may order the termination of the office of an outside director on the same grounds, following a motion filed by a director or a shareholder.  If an outside directorship becomes vacant and as result, there is less than two directors who serve as outside directors in the company, the board of directors is required under the Israeli Companies law to convene a shareholders meeting immediately to appoint a new outside director.

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

Until the lapse of two years from termination of office, we may not engage an outside director or his spouse or child, to serve as an office holder and cannot employ or receive services from these persons, either directly or indirectly, including through a corporation controlled by that person; and with regards to a related person (to a such outside director) as defined in the Israeli Companies law which is not a spouse or child – until the lapse of one year from termination of office.

Independent Directors.  As a controlled company, within the meaning of NASDAQ Marketplace Rule 5615(c)(2), we are exempt from the NASDAQ Marketplace Rule which requires that a majority of our board of directors qualify as independent directors, within the meaning of the NASDAQ Marketplace Rules.  See Item 6. “Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for a Controlled Company”.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  In general, the audit committee must consist of at least three directors and must include all of the outside directors; the majority of the audit committee members must be independent directors within the meaning of the Israeli Companies Law. The audit committee may not include (i) the chairman of the board of directors, (ii) any director employed by the company or by a controlling shareholder of the company (including a company which is controlled by him), (iii) any director providing services to the company or to a controlling shareholder of the company (including  to a company which is controlled by him) on an ongoing basis, or (iv) a controlling shareholder or any of the controlling shareholder’s relatives.

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

Our audit committee acts also as a committee for the review and the approval of our financial statements, and as such, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our board of directors ways to correct such defects, approving related-party (officers, directors, controlling shareholder, etc.)  transactions with the company as required by Israeli law, examining the scope of work and the payment to our independent auditors and such other duties as may be directed by our board of directors.  The audit committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

Our audit committee consists of three members of our board of directors (including two outside directors and one independent director) who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members.  Our board of directors has determined that each member of our audit committee qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.  The audit committee meets at least once each quarter.

Internal Audit

The Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor following a recommendation by the audit committee.  The role of the internal auditor is to examine, among other things, the compliance of the Company’s conduct with applicable law and orderly business practice.  The internal auditor must meet certain statutory requirements of independence. Mr. Doron Cohen has served as our internal auditor since December 24, 2008.

Directors’ Service Contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the business feasibility of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty requires that an office holder acts in good faith and for the benefit of the company, including (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received by virtue of his position as an office holder. Such disclosure is not a breach of the fiduciary duty of the officer to the Company.

Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders

The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. An office holder who did not disclose his personal Interests, will be observed as breached his Fiduciary Duties. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business or other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities,. The Office Holder must also disclose any personal interest held by the office holder’s spouse, brother or sister, parent, grandparent, child as well as brother, sister or parent of such person's spouse or the spouse of any of the above, or by any corporation in which the office holder or his relative (as defined in the Israeli Companies Law) is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Under the Israeli Companies Law, in general all arrangements as to compensation of office holders who are not directors require the approval of the compensation committee and the board of directors, including and exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director. The compensation of office holders who are directors must be approved by our compensation committee, board of directors and  the general meeting of our shareholders.

Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association. If the transaction is an extraordinary transaction (which defined as a transaction not in the ordinary course of business and for a material value) such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholders’ approval may be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder of the company has a personal interest.  The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee (or the compensation committee, as the case may be), the board of directors and the shareholders by a special majority, as follows. The shareholders's general meeting approval for such a transaction must include the majority of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders' general meeting without this majority approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than two percent of the voting rights in the company.

Under the regulations promulgated under the Israeli Companies Law, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval . In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company or if the directors’ compensation does not exceed the maximum amount of compensation for outside directors determined by applicable regulations. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

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

Insurance for Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract to insure an office holder for acts or omissions performed by the office holder in such capacity for:

●	Breach of his or her duty of care to the company or to another person;
●	Breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests;
●	Monetary liability imposed upon the office holder in favor of another person;
●	A monetary obligation imposed on the office holder in favor of another person who was injured by a violation, as this term is defined in section 52(54)(a)(1)(a) of the Israeli Securities Law; and
●
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

●	A monetary obligation imposed on the office holder in favor of another person who was injured by a violation, as this term is defined in section 52(54)(a)(1)(a) of the Israeli Securities Law;
●
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

●	Any other liability, payment or expense which the Company may indemnify its office holders under the Israeli Company Law, the Israeli Securities Law or other Israeli law.

In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

●
Undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances; and

●
Undertake in advance to indemnify an office holder for reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a monetary liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent.

●
Undertake in advance to indemnify an office holder for reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him by a court, in proceedings the company instituted against the office holder or that were instituted on the company’s behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a crime which does not require proof of criminal intent.

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

In addition, pursuant to the Israeli Companies Law, exemption of, procurement of insurance coverage for, an undertaking to indemnify or indemnification of an office holder must be approved by the compensation committee (with regards to a “Public Company” or to a “Bond Company”, as determined in the Israeli Companies Law), and the board of directors and, if such office holder is a director or a controlling shareholder or a relative of the controlling shareholder, also by the shareholders general meeting.  A special majority at the general meeting is required if a controlling shareholder is interested in such transaction as an office holder or as a relative of an office holder, as described above.

Our articles of association include provisions which allow us to insure, indemnify and exempt our office holders, subject to the provisions of the Israeli Companies Law.  We currently maintain directors’ and officers’ liability insurance to cover liabilities of up to $25 million per claim and in the aggregate; following the approvals by our audit committee and the board of directors in accordance with the conditions of a "framework transaction" approved by the general meeting of shareholders on August 30, 2010, such insurance has been recently renewed twice for additional periods of one year on March 15, 2012 and on March 15, 2013 through March 15, 2014.  In July 2004, our shareholders approved a form of directors and officers letter of indemnification and exemption for liabilities and expenses incurred as a result of their acts in their capacity as directors and officers of our company, in an aggregate amount not to exceed $5.0 million or 25% of our equity capital (net worth).

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

In March 2013 our board of directors and audit committee approved the purchase of a directors and officers insurance policy for one year for the directors and officers of our company, its subsidiaries (Limco-Piedmont and Bental) and its controlling shareholder (TAT Industries). The coverage limit under the policy is 25 million dollars and the premium for the insurance term (one year) is approximately $112,000 out of which approximately $7,500 are charged to TAT Industries.

The 2012 Annual and Extraordinary General Meeting of shareholders of TAT was held on Thursday, June 28, 2012 (the ”Meeting”). Among other topics in the meeting, there was also a proposal to amend the Articles of Association of the Company to reflect recent amendments to the Israeli Companies Law and Israeli Securities Law and subject to this approval, to modify certain amendments to the form of indemnification and exemption undertaking by the Company to its directors and officers (the "Form"). Those two aforementioned decisions where not approved in the Meeting and therefore the original Articles of Association and Form are still binding the Company, also with regards to insurance, indemnification and exemption of our office holders, and the Form, provided that they do not contradict provisions in the Israeli Companies Law and Israeli Securitas Law which cannot be prescribed. For further details see TAT immediate reports on Form 6K dated May 23, 2012 (TASE reference number 2012-02-133929) and June 28, 2012 (TSAE reference number 2012-02-170526). Subject to the approval of our audit committee, board of directors and shareholders, TAT intends to modify its Articles of Association  in order to adjust them to the Israeli Companies Law and Israeli Securities Law.

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

C.              Employees

As of December 31, 2012, we and our subsidiaries employed 575 employees, of whom 439 were employed in manufacturing and quality control, 54 were employed in engineering and research and development and 82 were employed in administration, sales and marketing. Of such employees, 298 were located in Israel and 277 were employed by Limco and Piedmont and located in the United States.

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

D.              Share Ownership

Beneficial Ownership of Executive Officers and Directors

Except as set forth under ‘Stock Option Plans’ and in item 7A below, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

Stock Option Plans

In November 2011, our audit committee and board of directors approved a stock option plan (the “Plan”), which was subsequently approved by the Company’s shareholders, on June 28, 2012.  According to the plan an aggregate of 380,000 options (“Options”) exercisable into up to 380,000 Ordinary shares, 0.9 NIS par value, of the Company will be granted to certain members of our board of directors and certain senior executives in TAT, Limco and Piedmont, at an exercise price of $6.5 per share. The Options vest over a three-year period (one-third each year with the first one-third vesting on June 28, 2013), but the vesting of 50% of the Options is subject, in addition, to certain minimum shareholders' equity during a period of 4 years from the grant date. On August 21, 2012, pursuant to the Plan, TAT’s Board of Directors approved the grant of 330,000 Options, which were granted on October 4, 2012 (out of which 45,000 options were forfeited on October 30, 2012 and an additional 100,000 were forfeited in 2013 through the date of this report).

Item 7.                     Major Shareholders and Related Party Transactions

A.             Major Shareholders

On October 2012 two Israeli lenders to TAT’s controlling stockholders, KMN Industries and TAT Industries (herein “Controlling Stockholders”), filed separate petitions to the court to enforce liens granted to such lenders by each of the Controlling Stockholders in certain collateral including KMN Industries’ holdings of an approximately 80% ownership interest in TAT Industries (which owns approximately 43% of TAT) and KMN Industries’ direct holdings in TAT (which represents approximately 10% of TAT).

On December 18, 2012 the court appointed permanent receivers on behalf of the two lenders mentioned above for the purpose of jointly enforcing the liens granted to such lenders. If such liens are enforced, such collateral is subject to sale which would result in a change of control of TAT. On March 15, 2013 the receivers of TAT’s shares mentioned above announced a tender to purchase such shares. Pursuant to the tender all proposals to acquire such shares must be submitted no later than April 25, 2013.

As of the date hereof, the Company has no information with respect to any proposals received.

In addition on January 3, 2013 the Israeli court appointed a temporary liquidator for Isal Amlet, the controlling shareholder of TAT Industries, following the request of the trustee to debentures issued by Isal Amlet. On January 28, 2013 such court has issued a Liquidation Order for Isal Amlet, effective as of end of May 2013.

Subject to the appointed of liquidator mentioned above, Isal Amlat, a Tel Aviv Stock Exchange publicly traded company, organized under the laws of the State of Israel, is the beneficial holder of 53.89% of TAT’s outstanding shares (4,750,951 shares), of which 10.27% (905,043 shares) are held by Isal Amlet and 43.6% (3,845,908 shares) are held directly by TAT’s parent company TAT Industries. 79.33% of TAT Industries’ outstanding share capital is held by KMN Industries (KMN). 94% of KMN Industries' outstanding share capital is held by Isal Amlat. 81.68% of Isal Amlat's outstanding share capital is held by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange, of which 58.63% of its outstanding share capital is held by Ron Elroy. Leap-Tide Capital Management Inc., which is controlled by Mr. Jan Loeb, a member of our board of directors, is the beneficial holder of 5.9% of TAT’s Ordinary shares (522,607 shares). No other shareholder is known to us to be a beneficial owner of 5% or more of TAT’s Ordinary shares.

The following table sets forth certain information as of April 5, 2013, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our Ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Isal Amlat Investments (1993) Ltd. (3)	4,750,951	54.00%
TAT Industries (4)	3,845,908	43.71%
Leap-Tide Capital Management Inc.,	522,607	6.28%

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

(2)	The percentages shown are based on 8,798,570 Ordinary shares issued and outstanding as of April 5, 2013 (net of 274,473 dormant shares).

(3)
Subject to the appointed of liquidator mentioned above, includes 905,043 Ordinary shares held by Isal Amlat (through KMN Industries) and 3,845,908 Ordinary shares held directly by TAT Industries, which is 79.33% held by Isal Amlat.  As such, Isal Amlat may be deemed to be the beneficial owner of the aggregate 4,750,951 Ordinary shares held directly by itself and TAT Industries.  81.68% of Isal Amlat's outstanding share capital is held by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange, which 58.63% of its outstanding share capital is held by Ron Elroy.

(4)
Subject to the appointed of permanent receivers as mentioned above, 79.33% of TAT Industries’ outstanding  share capital is  held by KMN Industries (KMN) and 94% of KMN Industries' outstanding share capital is held by Isal Amlat. As such, MKN Industries (KMN) and Isal Amlat may be deemed to be the beneficial owner of the aggregate 3,845,908 Ordinary shares held directly by TAT Industries.  81.68% of Isal Amlat's outstanding share capital is held by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange, which 58.63% of its outstanding share capital is held by Ron Elroy.

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

In September, 2011 Isal Amlat purchased an aggregate of 18,600 Ordinary shares of TAT at an average price of 20.39 NIS per share (approximately $5.54 per share). Such purchases were made on the Tel Aviv Stock Exchange. Following such purchases, Isal beneficially owns 4,750,951 Ordinary shares, representing 54.00% of TAT’s Ordinary shares.

On May 21, 2012, TAT’s Board of Directors authorized a share repurchase plan (the "Plan"), under Rule 10b5-1 of the Securities Exchange Act of 1934.  The plan was for a period of 6 months (subject to extension) and provided for the purchase of shares in an aggregate amount of up to $0.5 million U.S. dollars. Such plan replaced and superseded a prior repurchase plan approved by TAT’s Board of Directors, on February 21, 2012. On November 21, the term of such stock repurchase plan ended. As of such date, the Company had purchased 16,433 shares for approximately $71 thousands (average of $4.32 per share) constituting less than 0.1% of TAT’s issued shares.

On October 2012 two lenders to TAT’s controlling stockholders, KMN Industries and TAT Industries (herein “Controlling Stockholders”), filed separate petitions to the court to enforce liens granted to such lenders by each of the Controlling Stockholders in certain collateral including KMN Industries’ holdings of an approximately 80% ownership interest in TAT Industries (which owns approximately 43% of TAT) and KMN Industries’ direct holdings in TAT (which represents approximately 10% of TAT).

On December 18, 2012 the court appointed permanent receivers on behalf of the two lenders mentioned above for the purpose of jointly enforcing the liens granted to such lenders. If such liens are enforced, such collateral is subject to sale which would result in a change of control of TAT. On March 15, 2013 the receivers of TAT’s shares mentioned above announced a tender to purchase such shares. Pursuant to the tender all proposals to acquire such shares must be submitted no later than April 25, 2013.

As of the date hereof, the Company has no information with respect to any proposals received.

On January 3, 2013 the Israeli court appointed a temporary liquidator for Isal Amlet, the controlling shareholder of TAT Industries, following the request of the trustee to debentures issued by Isal Amlet. On January 28, 2013 such court has issued a Liquidation Order for Isal Amlet, effective as of end of May 2013.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 5, 2013, there were 43 holders of record of our Ordinary shares, of which 40 record holders holding less than 1.0% of our Ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these Ordinary shares were held of record by brokers or other nominees including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 70% of our outstanding Ordinary shares as of such date.

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

In addition, pursuant to the terms of the agreement, TAT sub-leases from TAT Industries approximately 301,000 square foot of the Gedera facility until the end of the respective lease agreements TAT Industries has with the Israel Land Authority (see also under Item 4. Information of the Company, C. Property, Plants and).for a period of 24 years and eleven months, for rental fee which is subject to revaluation every fifth year, with an additional incremental payment of 2%. In 2010 the rental fee was revaluated by a real estate appraiser, and as a result was increased to $400,000 per year with an additional incremental payment of 2% per year. Total rental payment TAT paid to TAT Industries during 2012 and 2011 were $416,000 and $408,000, respectively. See item 4.D "Information on the Company- Property, Plants and Equipment". According to the requirements of the Israeli Companies Law, as amended in 2011, in January 2012 our audit committee has reapproved the terms of the sub-lease until the next revaluation by a real appraiser, due in 2015.

On April 22, 2012, the Board of Directors of the Company approved and ratified payments made by the Company to certain third parties on account of debts of TAT Industries Ltd., the Company's controlling shareholder ("TAT Industries"), to such third parties. As of December 31, 2012 TAT Industries does not have any outstanding debt to TAT (other than a current VAT balance in the amount of $54,000 resulted from the two companies’ consolidated Tax Return.

TAT Industries and TAT are reporting to the Value Added Tax Authorities on a consolidated basis.

Management Agreement with ISAL

In March 2012, the audit committee and the board of directors of TAT approved a new three-year management agreement with Isal Amlat, commencing as of February 8, 2012 (the "New Management Agreement"). Each of TAT and Isal Amlat shall be entitled to terminate the New Management Agreement subject to a prior written notice of 4 months. Pursuant to the New Management Agreement, in consideration of the management services provided by Isal Amlat, TAT pays Isal Amlat  management fees in a total annual amount of NIS1,500,000, linked to the Consumers Price Index to be paid on a monthly basis, plus VAT. In addition, Isal Amlat is entitled to repayment of expenses actually borne as part of providing the management services. The audit committee and board of directors of the Company will examine on a yearly basis, and for the first time in close proximity to the date of publication of the financial reports for the year 2012, the management aervices actually provided to the Company, and shall examine whether a material change has occurred justifying the update of the management fees and/or the conditions of the New Management Agreement. The New Management Agreement was approved by the shareholders of TAT on June 28, 2012.

On August 21, 2012 the board of directors of TAT approved, following an approval of TAT’s audit committee, a change to the New Management Agreement with Isal Amlat, effective from such date according to which the scope of the services provided by Isal Amlat to TAT were reduced and the annual management fees were also reduced by a total amount of NIS570,000 (“reduced amount”) following such a reduction such annual management fee was NIS 930,000.

In addition, the Company will receive management services from a private company (“Management company”) controlled by Mr. Nathan Galili (“Galili”), CEO of KNM Industries Ltd. (a private company through which Isal Amlat indirectly holding control in the Company). The management services will consist of a half-time of Galili, which value is more than the reduced amount, and will additionally includes its services as active chairman of Bental. For those services the Company will pay the management company annual management fees equal to the reduced amount, in addition to NIS7,000 (plus VAT), as a monthly remuneration for travelling expenses to Bental. In addition, if during the service period or within a twelve month period from the end of the service period the Company will sell its holding in Bental, for more than $6.6 million (“low threshold”), then the management company will be eligible for a bonus which will be determined as follows:

-	2% out of the 1st million above the low threshold, the Company will receive for its holding in Bental, plus
-	Additional 3% out of the 2nd million above the low threshold the Company will receive for its holding in Bental, plus
-	Additional 5% out of the 3rd million above the low threshold the Company will receive for its holding in Bental.
-	It is clarified that in any event the amount of the bonus shall not exceed $100 thousand.
-
Such management services will be provided until February 8, 2015 (the end of term of the new management agreement with Isal Amlat). Each of the parties (TAT and the management company) may terminate the agreement with a prior written notice of four months.

On January 27, 2013 TAT informed Isal Amlat that no management services had been provided by Isal Amlat to TAT during the preceding months, TAT decided to immediately terminate the Management Agreement. At that date TAT ceased paying management fees.

On February 8, 2013 Mr. Galili informed TAT on the termination of the engagement with TAT, effectively immediately while management fees will be paid throughout June 8, 2013 at the end of the four-month notice period. Mr. Galili ceased providing management services on February 8, 2013.

Inclusion of TAT Industries in a Directors' and Officers' Liability Insurance Policies

Our directors' and officers' liability insurance policy (see Item 6.B "Board Practices- Exculpation, Indemnification and Insurance of Directors and Officers”) includes our parent company, TAT Industries, which bears $7,500 out of the total $112,000 annual premium with respect to the insurance.

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

Other Transactions

TAT has commercial relationships in the ordinary course of business, with certain companies that are controlled by KMN Holdings, TAT’s indirect controlling shareholder: KMN Trades and Metals, Ika Laboratories Ltd., Alexandrovitzh Ltd. and Haglil Industries Ltd. During fiscal year 2012, TAT purchased from such companies raw materials and services in an aggregate amount of $348,000, all in arms length transactions.

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

Legal Proceedings

On November 29, 2011, a Factoring company ("the plaintiff"), filed a claim with the magistrates court in Tel-Aviv against the Company, Bental and ten others ("the respondents"), jointly and severally, for the amount of 6,151 thousand NIS (approximately $1,620). The plaintiff's case against the Company is based on invoices that were presented to the plaintiff by supplier of the Company (“the supplier”), by virtue of assignment of rights, which were originally issued to the Company by the supplier for certain alleged services. On February 5, 2012 the Company filed for its statement of defense, in which it denied the plaintiff's claims and clarified that it acted according to the deed of assignment of rights, and that the invoices neither represent nor reflect real transactions and/or real services which were rendered. The Company is of the opinion that its exposure due to the claim filed is not probable to be materialized and thus no provision was recorded in regard of that claim of December 31, 2012.

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

Item 9.    The Offer and Listing

A.              Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low sales prices of our Ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market(1)		Tel Aviv Stock Exchange
	High	Low	High	Low
Fiscal Year Ended December 31, 2004	9.80	6.21	—	—
Fiscal Year Ended December 31, 2005	9.35	5.25	NIS 35.50	NIS 29.70
Fiscal Year Ended December 31, 2006	19.52	5.92	82.10	30.25
Fiscal Year Ended December 31, 2007	28.18	11.37	116.70	47.68
Fiscal Year Ended December 31, 2008	12.24	3.62	53.00	15.52
Fiscal Year Ended December 31, 2009	9.13	3.95	33.90	16.53
Fiscal Year Ended December 31, 2010	9.38	5.19	37.36	18.30
Fiscal Year Ended December 31, 2011	6.32	4.20	22.19	15.68
Fiscal Year Ended December 31, 2012	6.05	3.64	23.42	14.81

(1) On June 24, 2009 TAT’s Ordinary shares began trading on the NASDAQ Global Market.

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low sales prices of our Ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market(1)		Tel Aviv Stock Exchange
	High	Low	High	Low
2011
First Quarter	5.99	5.20	NIS 20.84	NIS 18.90
Second Quarter	6.08	5.25	20.00	19.01
Third Quarter	6.32	3.67	21.48	18.49
Fourth Quarter	5.55	4.20	19.63	15.68

2012
First Quarter	4.58	4.12	NIS 17.50	NIS 15.31
Second Quarter	4.80	4.12	17.96	15.26
Third Quarter	4.47	3.64	17.15	14.84
Fourth Quarter	6.04	3.66	23.42	14.81

2013
First Quarter	7.22	5.58	NIS 26.93	NIS 20.60
Second Quarter (through April 22, 2013)	4.38	4.15	NIS 15.92	NIS 15.37

(1) On June 24, 2009 TAT’s Ordinary shares began trading on the NASDAQ Global Market.

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low sales prices of our Ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2012	4.69	3.66	18.21	14.81
November 2012	6.05	5.54	23.02	18.28
December 2012	6.00	5.54	NIS 23.42	NIS 20.58
January 2013	6.38	5.58	23.95	20.60
February 2013	7.22	6.41	26.93	24.38
March 2013	6.75	6.20	24.90	23.39

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

The Powers of the Directors

Under the provisions of the Israeli Companies Law which prevails over our Articles of Association in certain issues, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested except in cases where a majority of the directors are  materially interested in the same transaction. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our compensation committee and our shareholders at a general meeting, except for certain cases in which there is no need for the approval of the general meeting in accordance with the regulations promulgated under the Israeli Companies Law. See Item 6. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

The rights attached to the Ordinary shares are as follows:

Dividend rights.  Holders of our Ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared.  The board of directors may declare dividends in accordance with the provisions of the Israeli Companies Law as mentioned above.  See Item 8.A. “Financial Information – Consolidated and Other Financial Information – Dividend Distribution Policy”. If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed.  We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

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

Pursuant to the Israeli Companies Law and our articles of association, our directors (other than outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.  For information regarding the election of outside directors, see Item 6. “Directors, Senior Management and Employees – Board Practices — Election of Directors.”

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

Annual and Extraordinary Meetings

Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. The agenda of the annual meeting includes discussing the financial statements and the report of the board of directors and may also include the appointment of directors and independent auditors as well as other issues. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required.  Our board of directors may, in its discretion, convene additional meetings as “special general meetings.”  With respect to “special general meetings notice of at least 35 days prior to the date of the meeting is required.  In addition, the board must convene a special general meeting upon (1) the demand of two of the directors or 25% of the nominated directors, and (2) one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.  See Item 10B. “Additional Information - Memorandum and Articles of Association - Rights Attached to Shares - Voting Rights.”

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the merger transaction.  The approval of the board of directors of both companies is subject to such boards’ confirmations that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger.  Under the Israeli Companies Law, our Articles of Association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above.  The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated there under.  See also Item 6. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

Disclosure of Shareholders Ownership

The Israeli Securities Law, 5728-1968 and regulations promulgated there under contain various provisions regarding the ownership threshold above which shareholders must disclose their share ownership.  However, these provisions do not apply to companies, such as ours, whose shares are publicly traded in Israel as well on the NASDAQ Global Market.  We are required pursuant to the Israeli Securities Law and the regulations promulgated thereunder to submit to the Israeli Securities Authority and the TASE, through a public immediate report, among other things, all information that we receive from our shareholders regarding their shareholdings in our company, provided that such information was published or is required to be published under applicable foreign law.

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

FAvS Transaction

Pursuant to a Stock Purchase Agreement dated November 9, 2009 with FAvS, TAT’s subsidiary, Piedmont, acquired on December 4, 2009, 288,334 shares of Class B Common stock of First Aviation Services Inc., or FAvS, representing 37% of FAvS' then share capital (total number of shares acquired is adjusted as result of a 1 for 20 reverse stock split) and $750,000 of newly issued shares of Class A Preferred Stock of FAvS (with quarterly dividends at the rate of 12% per annum if paid in cash and 15% per annum if paid in additional shares of Series A Preferred Stock) in exchange for Piedmont’s wholly-owned subsidiary, Piedmont Propulsion Systems, which was engaged in the business of providing maintenance, repair and overhaul services for propellers for fixed wing aircraft as well as aircraft parts distribution and trading.

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

FAvS and Piedmont also entered into a one-year services agreement pursuant to which Piedmont provided certain finance, human resources, IT and quality control services to FAvS and a multi-year services agreement pursuant to which a subsidiary of Piedmont provides certain plating, machining and grinding services to FAvS.

A commercial dispute arose between Piedmont and FAvS relating to the propeller maintenance business which had been contributed to FAvS by Piedmont as part of the transaction discussed above.  The commercial dispute began in April 2010 when a customer of the propeller maintenance business requested reimbursement from FAvS for damages to certain propellers.  FAvS then sought reimbursement from Piedmont for such amounts.  Although Piedmont rejected all of FAvS’ claims with regards to Piedmont’s responsibility for the claimed damages, the parties reached an agreement pursuant to which Piedmont loaned $700,000 to FAvS and agreed to bear a portion of the additional cost of the replacement of propeller blades that FAvS would be responsible for. In exchange FAvS agreed to waive all claims against Piedmont with respect to such customer. Such loan was subsequently forgiven.

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

Simultaneously with the execution of the Settlement Agreement, Mr. Hollander, the Chief Executive Officer and controlling stockholder of FAvS, purchased 166,113 shares of Class A Common Stock of FAvS at a price of $18.06 per share (for an aggregate price of $3 million).  In addition, Piedmont agreed to extend its guarantee of the bank debt incurred by FAvS to fund the AeTR transaction through June 30, 2013 and to continue to provide a letter of credit to secure such guarantee.  The amortization schedule for such debt was revised so that no amortization will occur until June 30, 2012.  Thereafter the debt amortized at the rate of $200,000 per month.  The guarantee was terminated on March 2013, see below.

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

In June, 2012, FAvS entered into a transaction with Mr. Hollander, pursuant to which FAvS borrowed $3 million from Mr. Hollander, secured by a third lien on the assets of FAvS. The loan bears interest at 10% and in addition Mr. Hollander was issued warrants to purchase shares of Class A Common Stock of FAvS, representing 15% of FAvS post-exercise shareholders’ equity, at an exercise price of $7.00 per share.

Pursuant to the terms and conditions of the transaction, management believed that there were indicators of impairment with respect to TAT’s investment in FAvS. Accordingly, the Company performed an impairment test of its investment in FAvS, with the assistance of a third party valuation. Based on the results of this test the Company determined that its investment in FAvS was impaired by $3.3 million. The impairment was due to a decline in FAvS’ profitability margins and future forecasted sales levels which related to the business of API, one of FAvS subsidiaries, and approximates TAT’s share in the loss resulting from the API Transaction discussed below.

On March 18, 2013 FAvS sold 97% of the stock of API for a total purchase price of $16.5 million, of which $15.9 million was used to repay debt (the “API Transaction”). The sale resulted in FAvS retaining a 3% equity interest in the API business. The API transaction resulted in a loss from discontinued operations and write-down of the API business of $11.5 million which is included in the FAvS loss for the year ended December 31, 2012. Simultaneously with the transaction FAvS paid-off its Term Loan in the amount of $4 million thereby terminating the guarantee and releasing the Letter of Credit provided by TAT to secure such guarantee. Accordingly the restricted deposit associated with the above Letter of Credit, was released as well.

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

General Corporate Tax Structure

Israeli companies were generally subject to corporate tax at the rate of 25% in 2010, which was reduced to  24% in 2011, and was due to further gradually reduced to 18% in 2016 and thereafter. On December 5, 2011, the Knesset (Israel's Parliament) passed a law for changing the tax burden (Legislative Amendments), which cancels, among others, the gradual reduction in the corporate tax rates in Israel. In addition, the corporate tax in Israel increased to 25% starting in 2012.

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

Additional amendments to the Approved Enterprise Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to previous years’ incentives that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Approved Enterprise) would enjoy further reduced tax rates for a period of ten years of 5% in Zone A and 8% elsewhere. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

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

Effects of Changes in Interest Rates

We pay interest on our long-term loans facilities in accordance with the nature of each loan. For loans that bear Libor Rate, we pay interest at a rate per annum equal to up to 3.5% in excess of the Libor Rate. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities.  For loans that bear fixed interest rate, we pay interest at a rate per annum equal to up to 5.25%. As of December 31, 2012 we do not have any loans that linked to the Consumer Price Index (the “CPI”).

Effects of Currency Exchange Fluctuations

Our financial statements are stated in dollars, while a portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS.  Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. As a result, our operations may be affected by fluctuations of the U.S. dollar/NIS exchange rate.  In 2012, the NIS appreciated against the U.S. dollar by 2.3%, while in 2011 the NIS depreciated against the U.S. dollar by 7.7%.  We estimate that a devaluation of 1% of the U.S. dollar against the NIS would result in a decrease of approximately $150,000 in our operating income.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2012, our internal control over financial reporting is effective.

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

	Year Ended December 31,
Services Rendered	2012	2011
Audit (1)	$257,000	$291,000
Tax (2)	47,000	31,600
Total	$304,000	$322,600

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

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accounting firm Kesselman & Kesselman, a member of PriceWaterhouseCoopers International Ltd.  Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis.  Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee.  The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

Item 16D.               Exemptions from the Listing Standards for Audit Committee

Not Applicable.

Item 16E.               Purchase of Equity Securities By The Issuer and Affiliated Purchasers

Not Applicable.

Item 16F.               Change in Registrant’s Certifying Accountant.

Not Applicable.

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

PART III

Item 17.                 Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

Item 18.                 Financial Statements

Consolidated Financial Statements of the Company

Index to Financial Statements	F-2
Reports of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets	F-4-F-5
Consolidated Statements of Operations	F-6-F-7
Consolidated Statements of Comprehensive Income	F-8
Consolidated Statements of Equity	F-9
Consolidated Statements of Cash Flows	F-10-F-11
Notes to Consolidated Financial Statements	F-12-F-66

Item 19.                 Exhibits

The following exhibits are filed as a part of this Annual Report:

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (1)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	2012 Stock Option Plan (filed herewith)

4.2	Agreement dated February 10, 2000, by and between the Registrant and TAT Industries Ltd. (English summary translation) (2)

4.3	English translation of Share Sales Agreement, dated March 27, 2008, by and between the Registrant and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.4	English translation of Shareholders’ Agreement, dated May 21, 2008, by and between the Registrant, Tat Industries Ltd. and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.5
English translation of Amendment to the Share Sales and Options Agreement and the Shareholders’ Agreement, dated May 21, 2008, by and between the Registrant, Tat Industries Ltd. and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.6	English translation of Share Sales Agreement dated April 15, 2008, by and between the Registrant and Mivtach Shamir Investments (1993) Ltd. (5)

4.7	Agreement and Plan of Merger dated April 3, 2009 by and between the Registrant, Limco-Piedmont, Inc. and LIMC Acquisition Company (4)

5.0	Reports of Other Certified Public Accountants filed: First Aviation Services Inc.

8	List of Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

_________________

(1)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1992, and incorporated herein by reference.

(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1999, and incorporated herein by reference.

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

(4)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-4 filed on May 7, 2009 and incorporated herein by reference.

(5)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

(6)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAT TECHNOLOGIES LTD.

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer (Principal Accounting Officer)

Date: April 25, 2013

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders of
TAT Technologies Ltd.

We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. and its subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of First Aviation Services Inc., an equity method investee, as of and for the years ended December 31, 2012 and 2011. The First Aviation Services Inc. financial statements audited by other auditors were prepared on a "historical" basis (prior to basis adjustments primarily related to impairment charges recorded by the Company) and reflect total net assets of $5,160,000 and $17,590,000 as of December 31, 2012 and 2011, respectively, and total net loss of ($12,979,000) and ($94,000) for the years ended December 31, 2012 and 2011, respectively (subsequently adjusted by the Company to net assets of $1,264,000 and $5,020,000, and net (loss)/income of ($3,756,000) and $331,000, respectively, to reflect the share in the results of First Aviation Services Inc. and other adjustments primarily related to impairment charges recorded by the Company).  We audited the adjustments necessary to convert the “historical” basis financial statements of First Aviation Services Inc. to the basis reflected in the Company’s consolidated financial statements. The First Aviation Services Inc. financial statements were audited by other auditors (whose report thereon dated March 20, 2013 expressed an unqualified opinion on those financial statements and included a paragraph with respect to the restatement of the 2011 financial statements to correct an error) has been furnished to us, and our opinion expressed herein, insofar as it relates to the historical amounts included for First Aviation Services Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2012 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
April 25, 2013	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands, except share and per share data

	December 31,
	2012	2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,581	$26,232
Short-term bank deposits	10,048	-
Marketable securities at fair value	-	1,900
Short-term restricted deposits	2,307	954
Trade accounts receivable, net	20,930	20,621
Other accounts receivable and prepaid expenses	4,533	5,661
Amounts due from related parties	54	818
Inventories, net	33,031	31,303

Total current assets	87,484	87,489

INVESTMENT AND OTHER NON CURRENT ASSETS:
Long-term restricted deposits	-	2,300
Investment in an affiliated company	1,264	5,020
Funds in respect of employee rights upon retirement	3,318	2,859
Deferred income taxes	2,535	3,669
	7,117	13,848

PROPERTY, PLANT AND EQUIPMENT, NET	12,910	12,939
GOODWILL, NET	-	1,042

Total long-term assets	20,027	27,829

Total assets	$107,511	$115,318

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands, except share and per share data
	December 31,
	2012	2011
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term bank loan and current maturities of long-term loans	$3,274	$4,916
Trade accounts payable	5,373	5,073
Amounts due to related parties	112	165
Other accounts payable and accrued expenses	7,295	6,670

Total current liabilities	16,054	16,824

NON CURRENT LIABILITIES:
Long-term loans, net of current maturities	1,116	4,420
Other long-term liabilities	-	86
Liability in respect of employee rights upon retirement	3,815	3,414
Deferred income taxes	1,490	1,413

Total long-term liabilities	6,421	9,333

COMMITMENTS AND CONTINGENT LIABILITIES

Total liabilities	22,475	26,157

EQUITY:
Ordinary shares of NIS 0.9 par value :
Authorized: 10,000,000 shares at December 31, 2012 and 2011; Issued: 9,073,043 shares at December 31, 2012 and 2011; Outstanding: 8,798,570 and 8,815,003 shares at December 31, 2012 and 2011, respectively	2,790	2,790
Additional paid-in capital	64,410	64,402
Treasury shares at cost - 274,473 and 258,040 shares, at December 31, 2012 and 2011, respectively	(2,088)	(2,018)
Accumulated other comprehensive loss	(897)	(1,036)
Retained earnings	18,018	22,232
Total TAT Technologies Ltd. shareholders' equity	82,233	86,370

Non controlling interest	2,803	2,791
Total equity	85,036	89,161

Total liabilities and equity	$107,511	$115,318

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands, except share and per share data

	Year ended December 31,
	2012	2011	2010
Revenues:
Products	$46,270	$47,508	$38,954
Services	41,652	37,889	40,801
	87,922	85,397	79,755

Cost of revenues:
Products	33,220	34,076	32,052
Services	33,362	32,143	29,136
Write down of inventory and impairment charges of long lived assets	-	5,763	3,500
	66,582	71,982	64,688

Gross profit	21,340	13,415	15,067

Operating expenses:
Research and development, net	1,152	786	651
Selling and marketing expenses	3,426	3,439	3,475
General and administrative expenses	11,487	10,949	12,832
Impairment of goodwill and other intangible assets	1,015	-	4,704
Other expenses (income)	9	(169)	-

	17,089	15,005	21,662

Operating income (loss)	4,251	(1,590)	(6,595)

Financial expenses, net	(181)	(380)	(111)
Other expenses	-	-	(200)
Gain from dilution of interests in affiliated company	-	240	-

Income (loss) before taxes on income	4,070	(1,730)	(6,906)

Taxes on income (tax benefit)	2,086	(316)	(4,153)

Net income (loss) after taxes on income	1,984	(1,414)	(2,753)

Share in results of affiliated company and impairment of share in affiliated company	(3,756)	331	(4,510)

Net loss	(1,772)	(1,083)	(7,263)

Net loss (income) attributable to non controlling interest	58	53	(123)

Net loss attributable to TAT Technologies Ltd. shareholders	$(1,714)	$(1,030)	$(7,386)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands, except share and per share data
	Year ended December 31,
	2012	2011	2010
Loss per share

Basic and diluted net loss per share attributable to controlling interest	$(0.19)	$(0.12)	$(0.84)

Weighted average number of shares - basic and diluted	8,808,075	8,815,003	8,815,003

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S dollars in thousands, except share and per share data

	Year ended December 31,
	2012	2011	2010
Net loss	$(1,772)	$(1,083)	$(7,263)
Other comprehensive income (loss):
Foreign currency translation adjustments	209	(819)	708
Unrealized gain (loss) on marketable securities, net of tax	-	(11)	11
Total other comprehensive income (loss)	209	(830)	719

Comprehensive loss	$(1,563)	$(1,913)	$(6,544)
Comprehensive loss (income) attributable to non controlling interest	(12)	261	(312)
Comprehensive loss attributable to TAT Technologies’ Ltd. shareholders	$(1,575)	$(1,651)	$(6,856)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S dollars in thousands, except share data

	TAT Technologies Ltd. Shareholders
				Accumulated
	Share capital		Additional	other			Non
	Number		paid-in	comprehensive	Treasury	Retained	controlling	Total
	of shares	Amount	capital	income (loss)	shares	earnings	interest	equity

BALANCE AT JANUARY 1, 2010	9,073,043	$2,790	$64,390	$(944)	$(2,018)	$30,648	$2,740	$97,606
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2010:
Net income (loss)	-	-	-	-	-	(7,386)	123	(7,263)
Foreign currency translation	-	-	-	522	-	-	186	708
Adjustment on marketable securities	-	-	-	8	-	-	3	11
Share based compensation expenses	-	-	49	-	-	-	-	49
BALANCE AT DECEMBER 31, 2010	9,073,043	2,790	64,439	(414)	(2,018)	23,262	3,052	91,111
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2011:
Net loss	-	-	-	-	-	(1,030)	(53)	(1,083)
Foreign currency translation	-	-	-	(614)	-	-	(205)	(819)
Adjustment on marketable securities	-	-	-	(8)	-	-	(3)	(11)
Share based compensation income	-	-	(37)	-	-	-	-	(37)
BALANCE AT DECEMBER 31, 2011	9,073,043	2,790	64,402	(1,036)	(2,018)	22,232	2,791	89,161
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2012:
Net loss	-	-	-	-	-	(1,714)	(58)	(1,772)
Foreign currency translation	-	-	-	139	-	-	70	209
Dividend distributed	-	-	-	-	-	(2,500)	-	(2,500)
Purchase of treasury shares	-	-	-	-	(70)	-	-	(70)
Share based compensation expenses	-	-	8	-	-	-	-	8
BALANCE AT DECEMBER 31, 2012	9,073,043	$2,790	$64,410	$(897)	$(2,088)	$18,018	$2,803	$85,036

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(1,772)	$(1,083)	$(7,263)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,403	3,271	3,382
Exchange differentials of long-term loans	22	(13)	7
Write down of inventory	-	2,500	3,500
Impairment of goodwill, intangible assets and long lived assets	1,015	3,263	4,704
Loss (gain) on sale of property and equipment	9	(169)	149
Loss (gain) on sale and impairment loss on marketable securities	-	(9)	196
Loss (gain) from change in fair value of derivatives	(399)	372	(100)
Interest from short-term bank deposits and restricted deposits	(55)	-	-
Provision for doubtful accounts	258	31	259
Share in results of affiliated company and impairment of share in affiliated company	3,756	(331)	4,510
Gain from dilution of interests in affiliated company	-	(240)	-
Share based compensation expenses (income)	8	(37)	49
Liability in respect of employee rights upon retirement	379	28	248
Deferred income taxes, net	1,599	(868)	(2,973)
Changes in operating assets and liabilities:
Amounts due to (from) related parties, net	711	(674)	213
Increase in trade accounts receivable	(478)	(544)	(4,689)
Decrease (increase) in other accounts receivable and prepaid expenses	611	1,283	(993)
Increase in inventories, net	(1,673)	(1,959)	(1,643)
Increase (decrease) in trade accounts payable	287	(2,545)	1,775
Increase (decrease) in other accounts payable and accrued expenses	1,059	(1,580)	1,623
Increase (decrease) in other long-term liabilities	(2)	2	84
Net cash provided by operating activities	7,738	698	3,038

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from sale of marketable securities	1,900	1,215	854
Purchase of marketable securities	-	(578)	(616)
Funds in respect of employee right upon retirement	(443)	(3)	(313)
Proceeds from sale of property and equipment	71	247	189
Purchase of intangible assets	-	-	(136)
Purchase of property and equipment	(2,394)	(3,305)	(2,950)
Investment in short-term deposit	(10,000)	-	-
Proceeds released from restricted deposits	954	2,172	-
Deposit of restricted deposits	-	(350)	(14)
Net cash used in investing activities	$(9,912)	$(602)	$(2,986)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	$(1,060)	$(3,374)	$(1,551)
Proceeds from long-term loans received	-	673	1,185
Dividend paid	(2,500)	-	-
Repayments of short-term loans	(4,542)	(795)	-
Short-term credit received from a bank	627	2,646	1,724
Repurchase of treasury shares	(70)	-	-
Net cash provided by (used in) financing activities	(7,545)	(850)	1,358

Translation adjustment on cash and cash equivalents	68	(51)	59

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,651)	(805)	1,469
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	26,232	27,037	25,568

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$16,581	$26,232	$27,037

Supplemental disclosure of cash flow information:
Interest paid	$(255)	$(247)	$(245)
Income taxes paid	$(836)	$(1,213)	$(1,845)
Income taxes refunds	$978	$2,145	$2,480

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1 -	GENERAL

a.
TAT Technologies Ltd., (“TAT” or the “Company”) an Israeli corporation, incorporated in 1985, is a leading provider of services and products to the commercial and military aerospace and ground defense industries. Together with its subsidiaries, 100% held, Limco-Piedmont Inc. (“Limco-Piedmont”), 70% held, Bental Industries Ltd. (“Bental”) and 100% held, TAT Gal Inc. (“TAT Gal”) hereinafter collectively referred to as the “Group”, it is principally engaged in the following activities:

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

The products developed, repaired, and maintained by the Group are primarily used for airborne systems on commercial and military aircrafts as well as for defense ground systems. The principal markets of TAT are in Israel, Europe and the United States.

As of December 31, 2012, Limco-Piedmont holds 100% of Limco-Airepair Inc. (“Limco”) and of Piedmont Aviation Component Services LLC. (“Piedmont”) and also holds, through Piedmont, 29.64% in First Aviation Services Inc. (“FAvS”), a world-wide distributor of products and services to the aerospace industry and a one-stop-shop for maintenance, repair and overhaul services (for wheels, breaks, propellers and landing gear) for the General Aviation Industry.

b.	TAT’s shares are listed on both the NASDAQ (TATT) and Tel-Aviv stock exchange.

c.	TAT Industries Ltd., an Israeli corporation whose shares are listed on the Tel-Aviv Stock Exchange ("TAT Industries") holds 43.71% of TAT's shares, as of December 31, 2012.

d.
On July 2, 2009, TAT Industries Audit Committee and Board of Directors approved an agreement with the controlling shareholder of TAT Industries, KMN Industries Ltd. (formerly: Isal Amlat Industries (1994) Ltd.) ("KMN Industries "), according to which KMN Industries is empowering TAT Industries, or anyone on its behalf, to attend and vote at any meeting of TAT shareholders, with its discretion, KMN Industries' shares of TAT. This agreement shall remain in effect as long as KMN Industries remains the controlling shareholder, as the term "control" is defined in the Israeli Securities Law, 1968. As of December 31, 2012, KMN Industries holds directly an additional 10.29% of TAT's shares.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1 -	GENERAL (CONT)

e.
In October 2012, two lenders to TAT’s controlling shareholders, KMN Industries and TAT Industries (“Controlling Shareholders”), filed separate petitions to the District court to enforce liens granted to such lenders by each of the Controlling Shareholders in certain collaterals including KMN Industries’ holdings of an approximately 80% ownership interest in TAT Industries (which owns 43.71% of TAT) and KMN Industries’ direct holdings in TAT (which represents 10.29% of TAT). On December 18, 2012, the District court appointed permanent receivers on behalf of the two lenders mentioned above for the purpose of jointly enforcing the liens granted to such lenders. If such liens are enforced, such collateral is subject to sale which would result in the sale of TAT's shares, currently owned by TAT Industries, and/or KMN Industries. On March 15, 2013, the receivers of TAT’s shares mentioned above announced a tender to purchase such shares. Pursuant to the tender all proposals to acquire such shares must be submitted no later than April 18, 2013.

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

Accounting principles

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), applied on a consistent basis, unless otherwise indicated below.

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

As applicable to these financial statements, the most significant estimates and assumptions relate to: revenue recognition, recoverability of inventory, provision for doubtful accounts, fair value measurement of available for sale marketable securities, impairment of goodwill, intangible assets and long lived assets, impairment of investment in affiliated company, contingencies, provision for taxes and the realizability of deferred tax assets.

b.	Functional currency

The majority of the TAT’s revenues are generated in U.S. dollars ("dollars") and a substantial portion of TAT’s costs are incurred in dollars. In addition, a significant portion of the TAT’s financings has been obtained in dollars. Accordingly, the dollar is the currency of the primary economic environment in which TAT operates and accordingly its functional and reporting currency is the dollar.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

b.	Functional currency (cont)

Limco’s and Piedmont’s (“U.S. subsidiaries”) revenues are generated in dollars and its costs are incurred in dollars. In addition, the U.S. subsidiaries financing has been obtained in dollars. Accordingly, the dollar is the currency of the primary economic environment in which the U.S. subsidiaries operate and accordingly its functional and reporting currency is the dollar.

Monetary accounts maintained in currencies other than the dollar are re-measured using the representative foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency re-measurement are recorded in financial income (expenses), net.

Most of Bental’s revenues are generated in New Israeli Shekel ("NIS") and a substantial portion of Bental’s costs are incurred in NIS. In addition, Bental’s financing has been obtained in NIS. Accordingly, the NIS is the currency of the primary economic environment in which Bental operates and accordingly its functional and reporting currency is the NIS. For Bental whose functional currency has been determined to be the NIS, assets and liabilities are translated at year-end exchange rates, and statement of operations items are translated at average exchange rates prevailing during the year. Resulting translation differences are recorded as a separate component of accumulated other comprehensive income (loss) in equity.

c.	Principles of consolidation

The consolidated financial statements include the accounts of TAT and its subsidiaries. In these financial statements, “subsidiaries” are companies over which TAT has over 50% voting control and the financial statements of which are consolidated with those of the Company.

Intercompany balances and transactions, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation. Non-controlling interests are included in equity.

d.	Cash and Cash equivalents

All highly liquid investments, which include short-term bank deposits and money market accounts, that are not restricted as to withdrawal or use, and short-term debentures, the period to maturity of which do not exceed three months at the time of investment, are considered to be cash equivalents.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

e.	Restricted deposits

Restricted deposits primarily consist of cash deposits securing a guarantee provided by the Group to an affiliated company and securing a loan provided to the Company by a financial institution; see note 13(f)(2) and 13(f)(5) for additional information. Classification of restricted deposits as current or non current assets takes into consideration the expected release date.

f.	Marketable securities

Marketable securities consist of debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value. When securities do not have an active market, fair value is determined using a valuation model. This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs. Changes in fair value, net of taxes, are reflected in other comprehensive income (loss).

Realized gains and losses on sale of the securities are included in the consolidated statements of operations as financial income (expenses).

An other-than-temporary impairment has occurred if the Group does not expect to recover the entire amortized cost basis of the debt security. If the Group does not intend to sell the impaired debt security, and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis, the amount of the other-than-temporary impairment recognized in earnings, recorded in financial expense, net, is limited to the portion attributed to credit loss. The remaining portion of the other-than-temporary impairment related to other factors is recognized in other comprehensive income (loss).

g.	Trade accounts receivable, net

The Group’s accounts receivable balances are due from companies primarily in the airline and defense industries. Credit is extended based on evaluation of a customer’s financial condition and generally, collateral is not required. Trade accounts receivable from sales of services and products are typically due from customers within 30 - 90 days. Trade accounts receivable balances are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than their original contractual payment terms are considered past due. The Group determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Group’s previous loss history from such customers, customer’s current ability to pay its obligation to TAT and the condition of the general economy and the industry as a whole. The Group writes-off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

h.	Inventories

Inventories are measured at the lower of cost or market.

Cost of inventories is determined as follows:

Raw materials and parts	-	On the basis of actual cost or standard cost.

Work in progress	-	On the basis of actual cost or standard cost which takes into account materials, labor and other direct and indirect manufacturing costs, or identifiable direct costs.

Finished goods	-	On the basis of actual cost or standard cost which takes into account materials, labor and other direct and indirect manufacturing costs, or identifiable direct costs.

Since the Group sells products and services related to airplane accessories (heat transfer equipment, defined in note 1, APU's, landing gears etc.) for airplanes that can be in service for 20 to 50 years, it must keep a supply of such products and parts on hand while the airplanes are in use. The Group writes down its inventory for estimated obsolescence and unmarketable inventory equal to the difference between the cost of inventory and estimated market value based upon assumptions for future demand and market conditions.

i.	Property, plant and equipment

Property, plant and equipment are stated at cost, after deduction of investment grants from Israel, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

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

Grants received from the OCS for approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction from research and development expenses.  Due to the fact that the Company is defined as "Traditional Industry Company", under the OCS regulations, these grants are non-royalty bearing.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

k.	Investment in Company Accounted for using the Equity Method

Investment in which the Group exercises significant influence and which is not considered a subsidiary ("affiliate") is accounted for using the equity method, whereby the Group recognizes its proportionate share of the affiliated company's net income or loss after the date of investment. Significant influence is presumed to exist when the Group holds between 20%-50% of an affiliated company’s voting instruments.

The Group reviews this investment for impairment whenever events indicate the carrying amount may not be recoverable. See note 3(b).

l.	Goodwill

Goodwill reflects the excess of the consideration paid or transferred plus the fair value of any non-controlling interest in the acquired entity at the acquisition date over the fair values of the identifiable assets acquired and liabilities assumed.

Goodwill is not amortized, but rather tested for impairment by assessing the fair value of the Group’s various reporting units, annually on September 30, or whenever events or circumstances present an indication of potential impairment.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

l.	Goodwill (cont)

During the year ended December 31, 2012, management concluded that the carrying value of goodwill of the OEM of Electric Motion Systems reporting unit, exceeded its implied fair value and, accordingly, recorded an impairment charge in the amount of $1,015 (which was the entire balance of goodwill included in this reporting unit). See note 8 for additional information.

For the year ended December 31, 2011, no goodwill impairment charges were recorded.

During the year ended December 31, 2010, management concluded that the carrying value of goodwill of the MRO services for aviation components reporting unit, exceeded its implied fair value and, accordingly, recorded an impairment charge in the amount of $4,223. See note 8 for additional information.

m.	Impairment of long-lived assets

The Group tests long-lived assets for impairment, whenever events or changes in circumstances indicate that the carrying amount of the asset (asset group) may not be recoverable. When required, the Group records charges for impairment of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets (see also notes 7 and 8).

As of December 31, 2012 and 2011, all the Group’s identifiable intangible assets have been amortized or written off.

n.	Treasury Shares

Company shares held by the Company are presented as a reduction of TAT's shareholders' equity at their cost to the Company.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

o.	Revenue recognition

The Group generates its revenues from the sale of its OEM products and systems and from providing MRO services (remanufacture, maintenance, repair and overhaul services and long-term service contracts) and parts services.

Revenues from the sale of products are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of the resulting receivable is reasonably assured, the price is fixed or determinable and no significant obligation exists. The Group does not grant a right of return.

Revenues from product sales are recognized when the product is shipped to the customer and title passes to the customer.

Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passes) to the customer. Management provides for losses as soon as a loss is expected for the remaining portion of such contracts. For the years ended December 31, 2012, 2011 and 2010, no losses have been recognized for such fixed price contracts.

Revenues from MRO services are recognized as services are performed, at the time when the customer-owned material is shipped back to the customer.

Revenues from some maintenance contracts are recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. The Group estimates the costs that are expected to be incurred based on its experience with the aggregate costs incurred and to be incurred on contracts of this nature. The costs incurred related to the maintenance contracts are not incurred on a straight-line basis, as the timing to provide the maintenance services is dependent on when parts under these contracts require maintenance. Therefore, the Group accrues revenue as costs are incurred. These revenues are then compared to actual results and adjusted to either deferred revenue for results greater than historical estimates or expensed in those cases of performance less than historical estimates.  These accounts are reviewed on a timely basis and adjusted (if required) based on cost structures.

Revenues from royalties from sales of products developed with the Group's intellectual property, technology and technical assistance are recognized when the related sales are made.

p.	Shipping and handling costs

Shipping and handling costs billed to customers are included in revenue. The cost of shipping and handling products is included in costs of revenues.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

q.	Warranty costs

The Group provides warranties for its products and services ranging from one to three years, which vary with respect to each contract and in accordance with the nature of each specific product.

The Group estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time the product is shipped. The Group periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

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

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data or active market data for similar but not identical assets or liabilities.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers credit risk in its assessment of fair value.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

t.	Concentrations of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted deposits, marketable securities and accounts receivable.

Cash, cash equivalents and restricted deposits are deposited with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold Group's cash, cash equivalents and restricted deposits are financially sound. Accordingly, minimal credit risk exists with respect to these financial instruments.

The Group's marketable securities include investments in debentures. Management believes that the companies that issued the debentures are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to the marketable securities. See also note 4 for details about the auction rate securities impairment loss in 2011.

The Group's accounts receivable are derived mainly from sales to customers in the United States, Israel and Europe. The Group generally does not require collateral; however, in certain circumstances the Group may require letters of credit. Management believes that credit risks relating to accounts receivable are minimal since the majority of the Group's customers are world-leading manufacturers of aviation systems and aircrafts, international airlines, governments and air-forces, and world-leading manufacturers and integrators of defense and ground systems.  In addition the Group has relatively a large number of customers with wide geographic spread which mitigates the credit risk. The Group performs ongoing credit evaluation of its customers' financial condition.

u.	Income taxes

Income taxes are accounted for in accordance with ASC 740 "Income Taxes". This statement prescribes the use of the asset and liability method, whereby deferred tax assets and liabilities account balances are determined based on temporary differences between financial reporting and tax basis of assets and liabilities and for tax loss carry-forwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, see note 15 (i).

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting or, if not related to an asset or liability for financial reporting, according to the expected reversal dates of the specific temporary differences.

Taxes which would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing the deferred taxes, as it is the Group’s intention to hold, and not to realize these investments.

The Group records deferred taxes related to its share in results of its affiliated company.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

With regard to dividends distributable from the income of non-Israeli subsidiaries: as the Group intends to permanently reinvest retained earnings and has no intention to declare dividends out of such earnings in the foreseeable future it does not record deferred taxes in respect of taxes that would have been paid in such event.

The Group did not provide for deferred taxes attributable to dividend distribution out of retained tax-exempt earnings from "Approved/Benefited Enterprise" plans (see note 15b), since it intends to permanently reinvest them and has no intention to declare dividends out of such tax exempt income in the foreseeable future. Management considers such retained earnings to be essentially permanent in duration.

Results for tax purposes for the Company and TAT’s Israeli subsidiary are measured and reflected in NIS and for TAT’s U.S. subsidiaries are measured and reflected in dollars. As explained in (b) above, the consolidated financial statements are presented in dollars. In accordance with ASC 740, TAT has not provided deferred income taxes on the differences resulting from changes in exchange rate and indexation.

The Group follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. The Group’s policy is to include interest and penalties related to unrecognized tax benefits within income tax expense. Such liabilities are classified as long-term, unless the liability is expected to be resolved within twelve months from the balance sheet date.

v.	Derivative financial instruments

TAT enters into forward exchange contracts and options strategies in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS.

Since the contracts do not qualify under ASC 815 "Derivative and Hedging", any gain or loss derived from such instruments is recognized immediately as financial income (expenses). All forward exchange contracts and options are recognized on the balance sheet at their fair value within other receivables or other payables.

As of December 31, 2012, TAT had U.S. Dollar-NIS derivative contracts with a notional amount of approximately $2,700 to purchase and sell Dollars. The fair value of the foreign exchange contracts and the options was $27 and $(372) as of December 31, 2012 and 2011, respectively. The cash flows associated with the contracts are reflected as cash flows from operating activities in the statements of cash flows.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

w.	Basic and diluted net loss per share

Loss per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted loss per share includes the potential effect of stock options outstanding during the year, in accordance with ASC 260 "Earnings per Share", using the treasury stock method.

In 2012, 2011 and 2010, outstanding equity awards were not taken into account due to their anti-dilutive effect.

x.	Share-based compensation

The Group applies ASC 718 " Stock Based Compensation" with respect to employees options, which requires awards classified as equity awards to be accounted for using the grant-date fair value method. The fair value of share-based awards is estimated using the Black-Scholes valuation model, the payment transaction is recognized as expense over the requisite service period, net of estimated forfeitures. The Group estimates forfeitures based on historical experience and anticipated future conditions.

The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule using the accelerated method over the requisite service period for the entire award. For an award with performance conditions that has a graded vesting schedule, compensation cost is recognized upon meeting such conditions, using the accelerated method over the requisite service period for the entire award.

The total share-based compensation expenses (income) recognized in the years ended December 31, 2012, 2011 and 2010 in the statements of operations were $8, $(37) and $49, respectively.

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

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Group but which will only be resolved when one or more future events occur or fail to occur. The Group’s management assesses such contingent liabilities and estimated legal fees, if any, and accrues for these costs. Such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Group or unasserted claims that may result in such proceedings, the Group’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Management applies the guidance in ASC 450-20-25 "Loss Contingencies", when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be recorded as accrued expenses in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

aa.	Recently Issued Accounting Principles Not Yet Adopted

In December 2011, the FASB amended its guidance on disclosures about offsetting assets and liabilities. The amendment enhances disclosures regarding financial instruments and derivative instruments that are either (1) offset in accordance with GAAP or (2) subject to an enforceable master netting arrangement. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments.

The amendments in ASU 2011-11 will be applied for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented.

The Company does not expect ASU 2011-11, which relates to disclosure matters only, to have a material impact on the Company’s consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -	INVESTMENT IN AN AFFILIATED COMPANY

a.	Acquisition of stocks of FAvS

On December 4, 2009, the Company, through its subsidiary Piedmont, signed an investment agreement with FAvS. According to the agreement Piedmont was issued 288,334 shares of Class B Common stock of FAvS representing 37% of FAvS' then share capital and $ 750 of FAvS Preferred stocks (entitled to cash dividends at an annual rate of 12% payable quarterly or to additional Preferred stocks at an annual rate of 15%) in return for Piedmont's propeller and parts businesses.

On the date of the above mentioned transaction, FAvS also signed an agreement to purchase all the assets and liabilities of Aerospace Turbine Rotables ("AeTR"). AeTR specializes in renovation and repair of landing gear, safety equipment and hydraulic and electrical components for corporate, regional and military aircraft. Piedmont also provided a guarantee for a period of one year (later renewed for additional periods until finally released on March 2013 as described further below) of up to $ 7,000 with respect to FAvS' debt in connection with the acquisition of AeTR (see also note 13(e)).

On October 1, 2010, Piedmont agreed to extend the guarantee for $6,600, by renewing the guarantee to the lender of FAvS. The renewed guarantee was for a period of 15 months that ended on December 31, 2011, and Piedmont was also granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event that the letter of credit is drawn upon. Piedmont also entered into an inter creditor agreement with the lender to FAvS which subordinated Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender.

FAvS' shares are quoted over the counter (OTC) at the PINKSHEET stock market (PINKSHEET: FAVS.PK). FAvS' share value as of December 31, 2012, 2011 and 2010 was $7.0, $5.45 and $12.4, respectively. The Company believes that the share value does not reflect the fair value of FAvS' share, due to very low trading volume in FAvS' shares that do not comprise an active market.

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

In order to settle the commercial dispute that existed between TAT’s subsidiary, Piedmont and FAvS, on June 30, 2011, Piedmont and FAvS entered into a Settlement Agreement and Release (the “Settlement Agreement”). Pursuant to the Settlement Agreement, each party fully released the other party and acknowledged that the settlement was a compromise of disputed claims and was not to be construed as an admission of liability or wrongdoing.  In addition, each party agreed not to disparage the other and Piedmont paid an aggregate amount of $1,400 to FAvS (which amount had been fully reserved during 2010).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -	ACQUISITION (CONT)

a.	Acquisition of stocks of FAvS (cont)

Simultaneously with the execution of the Settlement Agreement, the Chief Executive Officer and controlling stockholder of FAvS (“FAvS CEO”), purchased 166,113 shares of Class A Common Stock of FAvS at a price of $18.06 per share, for an aggregate amount of $3,000, while diluting Piedmont’s interest in FAvS from 36.6% to 30.3% (29.64% as of December 31, 2012). In addition, Piedmont agreed to extend its guarantee to the bank debt incurred by FAvS to fund the AeTR transaction through June 30, 2013 and to continue to provide a letter of credit to secure such guarantee.  The amortization schedule for such debt was revised so that no amortization will occur until June 30, 2012. Thereafter the debt will amortize at the rate of $200 per month. As of December 31, 2012, the guarantee amount was $4,600. Piedmont secured an amount of $2,300 as of December 31, 2012, in respect of this guarantee. On March 18, 2013, the guarantee was released with the completion of the transaction, as described further below.

The Stockholders Agreement initially entered into in 2009 between Piedmont and FAvS CEO was also amended to delete the reciprocal drag along rights and to provide that Piedmont may designate one member to the Board of Directors of FAvS (rather than the two members provided in the original agreement). Finally, the Rights Agreement entered into in 2009 between Piedmont and FAvS was amended so that Piedmont’s right to approve certain material corporate actions by FAvS has been limited to the right to approve contracts or agreements with affiliates of FAvS. The amendment also provided that the approval of Piedmont would not be required if FAvS seeks to raise additional capital from FAvS CEO as long as the consideration that was paid by FAvS CEO was not less than the consideration that would have been paid by a third-party in an arms-length transaction and would have been a fair, equitable and reasonable consideration under the circumstances.

In connection with the Settlement Agreement and the dilution in Piedmont’s interest in FAvS, the Company recorded, on June 30, 2011, a gain in the amount of $240 related to the $3,000 capital investment in FAvS by FAvS CEO which was at a higher share price than recorded at Piedmont books.

In June 2012, FAvS entered into another transaction with FAvS CEO, pursuant to which FAvS borrowed $3,000 from FAvS CEO, secured by a third lien on the assets of FAvS. The loan bears interest at 10% and in addition FAvS CEO was issued warrants to purchase shares of Class A Common Stock of FAvS, representing 15% of FAvS post-exercise shareholders’ equity, at an exercise price of $7.00 per share. Pursuant to the terms and conditions of the transaction, management believed that there were indicators of impairment with respect to TAT’s investment in FAvS. Accordingly, the Company performed an impairment test of its investment in FAvS, with the assistance of a third party valuation. Based on the results of this test, the Company determined that its investment in FAvS was impaired by $3,300. The impairment was due to a decline in FAvS’ profitability margins and future forecasted sales levels.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -	ACQUISITION (CONT)

a.	Acquisition of stocks of FAvS (cont)

On March 18, 2013, FAvS closed a transaction according to which it sold the majority of the stock of API, one of its subsidiaries, for a total purchase price of $16,500, out of which $15,900 was used to pay-off the outstanding balance of the FAvS Revolving Line of Credit as of the transaction date. The sale resulted in FAvS retaining a 3% equity interest in the API business. The transaction resulted in a loss from discontinued operations on FAvS books and a write-down of the API business of $11,500 (the “Write Down”) which is included in the FAvS loss for the year ended December 31, 2012. As mentioned above, on June 30, 2012, as a result of certain indications of impairment, the Company recorded an impairment charge of $3,300 in its investment in FAvS (which approximates its share in the said Write-Down). The Company also recorded its share in the losses of FAvS for the year ended on December 31, 2012 in the amount of $456. As such, the transaction on March 18, 2013, did not require an additional impairment by Piedmont. Simultaneously with the transaction, FAvS paid-off its Term Loan in the amount of $4,000 on March 18, 2013, thereby releasing the guarantee issued to the lending bank by the Piedmont. Accordingly the restricted deposit associated with the above guarantee, was released as well as of March 18, 2013.

b.	Financial information

The FAvS audited consolidated financial statements as of December 31, 2012, which were signed on March 20, 2013, included a restatement for their 2011 consolidated financial statements for the correction of errors in its previously reported amounts.

Company's management reviewed the restatement and its affect on the consolidated financial statements of the Company and found it to be immaterial. Accordingly, no restatement was recorded in the Company's consolidated financial statements.

Due to losses incurred on maintenance contracts in 2010, Company’s management performed an impairment test, as of December 31, 2010, on its investment in FAvS. As a result, the Company recorded an impairment charge of $1,813 on its investment in FAvS as of December 31, 2010, based on this impairment test, which was performed by management with the assistance of a third party valuation firm.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -	ACQUISITION (CONT)

b.	Financial information (cont)

Condensed financial information from FAvS consolidated balance sheets as of December 31, 2012 and 2011:

	December 31,
	2012	2011

Current assets	$31,090	$51,973
Long-term assets	9,742	10,080

Total assets	40,832	62,053

Current liabilities	31,476	38,432
Long-term liabilities	35,672	44,463

Total liabilities	$67,148	$82,895

Condensed financial information from FAvS consolidated statements of operations for each of the two years in the period ended December 31, 2012:

	Year ended December 31,
	2012	2011

Net sales	$21,579	$20,515

Gross profit	9,202	8,626

Income (loss) from continuing operations	(1,476)	630

Net loss	(12,979)	(94)

Loss attributable to common stockholders	$(13,271)	$(345)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -	ACQUISITION (CONT)

b.	Financial information (cont)

A reconciliation of the share in results of affiliated company, impairment of share in affiliated company and gain from dilution of interests in affiliated company for each of the years ended December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011

Share in income (loss) related to common stockholders	$(653)	$192
Share in income related to preferred stock	197	139
Impairment of in affiliated company	(3,300)	-
Gain from dilution of interests in affiliated company	-	240

	$(3,756)	$571

NOTE 4 -	AVAILABLE-FOR-SALE - MARKETABLE SECURITIES

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Fair Value

Available-for-sale:
Money Market	$3,341	$-	$3,341

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Fair Value

Available-for-sale:
Money Market	$1,025	$-	$1,025
Auction Rate Securities (1)	1,900	-	1,900
	$2,925	$-	$2,925

(1)
Auction Rate Securities ("ARS") are a type of long-term bonds (usually issued for a period longer than ten years) issued by corporates, local authorities, institutions of higher education and others for securitization of assets. The ARS bear a variable interest rate, re-determined by an auction held every short period. The ARS interest held by the Company was re-determined every 7, 28 or 35 days and will mature on 2019. The ARS held by the Group were issued by SSM Health Care of Oklahoma City, Illinois and Wisconsin municipalities.

In 2012, the Group realized $100 of the ARS held for its par value and later in the year realized its entire investment for a consideration of $1,800 which approximated its book value.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4 -	AVAILABLE-FOR-SALE - MARKETABLE SECURITIES (CONT)

In the year 2011, the Company realized $50 of the ARS held for its par value.

During the year ended December 31, 2010, the Company recorded an other-than-temporary impairment loss of $200 on Auction Rate Securities based on its estimated fair value.

NOTE 5 -	FAIR VALUE MEASUREMENT

Recurring Fair Value Measurements

The Group measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company's financial assets measured at fair value on a recurring basis, consisted of the following types of instruments:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Money Market	$3,341	$-	$-	$3,341
Derivatives	-	27	-	27
Total	$3,341	$27	$-	$3,368

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Money Market	$1,025	$-	$-	$1,025
Auction Rate Securities	-	-	1,900	1,900
Total	1,025	-	1,900	2,925

Liabilities:
Derivatives	$-	$372	$-	$372

Consistent with the Company’s investment policy guidelines, the ARS investments held by the Company all had AA credit ratings at the time of purchase.

The carrying amounts of financial instruments, include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

The fair values of long-term liabilities were estimated by using level 3 inputs based on discounted future cash flows, using the rate currently available for liabilities of similar terms and maturity. The carrying amount of the Group's long-term liabilities approximates their fair value since interest rate reflects current market rates.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5 -	FAIR VALUE MEASUREMENT (CONT)

The following table includes a roll-forward of the amounts in the balance sheets for the years ended December 31, 2012 and 2011 (including the change in fair value) for auction rate securities classified within level 3 of the fair value hierarchy.

Balance as of January 1, 2011	$1,950
Realized	(50)

Balance as of December 31, 2011	1,900
Realized	(1,900)

Balance as of December 31, 2012	$-

Non-Recurring Fair Value Measurements

The following table presents the Group’s assets measured at fair value on a non-recurring basis for the years ended December 31, 2012 and 2011:

		Fair value measurements using
	As of December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses for the year ended December 31, 2012
Goodwill (1)	$-	$-	$-	$-	$1,015
Investment in affiliated company (2)	$1,264	$-	$-	$1,264	$3,300

		Fair value measurements using
	As of December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses for the year ended December 31, 2011
Property and equipment (3)	$1,325	$-	$-	$1,325	$1,865
License for service center (3)	$-	$-	$-	$-	$1,100
Customer relationships (3)	$-	$-	$-	$-	$298

(1)
During the second quarter ended June 30, 2012, management believed that there were indicators of impairment of goodwill in its OEM of Electric Motion System reporting unit and accordingly performed interim goodwill impairment testing as of June 30, 2012, primarily due to a decline in future forecasted sales levels and profitability margins resulting from the continued weakness in the defense industry. Accordingly, the Company performed an impairment test of goodwill for this reporting unit, with the assistance of a third party valuation firm. Based on the results of this test, the Company determined that the entire balance of goodwill included in this reporting unit was impaired and recorded an impairment charge of $1,015.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5 -	FAIR VALUE MEASUREMENT (CONT)

(2)
In June 2012, FAvS entered into a transaction with its CEO, pursuant to which FAvS borrowed $3 million from FAvS CEO, secured by a third lien on the assets of FAvS. The loan bears interest at 10% and in addition FAvS CEO was issued warrants to purchase shares of Class A Common Stock of FAvS, representing 15% of FAvS post-exercise shareholders’ equity, at an exercise price of $7.00 per share.

Pursuant to the terms and conditions of the transaction, management believed that there were indicators of impairment with respect to TAT’s investment in FAvS. Accordingly, the Company performed an impairment test of its investment in FAvS, with the assistance of a third party valuation firm. Based on the results of this test the Company determined that its investment in FAvS was impaired by $3,300. The impairment was due to a decline in FAvS’ profitability margins and future forecasted sales levels.

(3)
During the year ended December 31, 2011, the Company reviewed the MRO services for Aviation Components’ long lived assets for impairment by estimating the fair value of the operations and the fair value of its specific long lived assets, and comparing those values to the carrying value of the assets. The Company concluded, based on this valuation, that certain fixed assets and intangible asset ‘License for Service Center’ amounting to $1,865 and $1,100, respectively at its MRO services for Aviation Components operating segment were impaired. In addition, due to management estimates of a continuing decline in sales levels in the OEM of Electric Motion Systems operating segment, resulting from the weakness in the Israeli defense market, the Company reviewed indications for impairment of certain identifiable assets in this segment. Accordingly, the Company reviewed these assets for impairment by estimating their fair value based on their net selling price and comparing those values to the carrying value of the assets.  As a result the Company concluded that the intangible asset ‘Customer Relations’ at its OEM of Electric Motion Systems operating segment in the amount of $298 was impaired.

Accordingly, the Company recorded a total of $3,263 impairment charges in the year ended December 31, 2011 to reflect the fair value of the long lived assets mention above.

NOTE 6 -	INVENTORIES, NET

Inventories are composed of the following:

	December 31,
	2012	2011

Raw materials and components	$12,321	$11,832
Work in process	16,145	16,652
Spare parts	3,897	2,243
Finished goods	668	576

	$33,031	$31,303

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6 -	INVENTORIES, NET (CONT)

Inventories are net of reserve for slow moving and surplus production and write down of inventory (as mentioned below) in the amount of $6,569 and $6,589 at December 31, 2012 and 2011, respectively.

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

In 2012 and 2011, approximately $669 and $844, respectively, of inventory previously written-down were used or sold in the course of providing MRO services.

NOTE 7 -	PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2012	2011
Cost:
Land and buildings	$6,929	$6,518
Machinery and equipment (1)	36,849	35,176
Motor vehicles	676	869
Office furniture and equipment	2,293	2,189
Software	1,166	955
	47,913	45,707

Less: Accumulated depreciation	35,003	32,768
Depreciated cost	$12,910	$12,939

(1)	The cost is net of investment grants received by Bental in the amount of $274 and $326 as of December 31, 2012 and 2011.

Depreciation and amortization expenses amounted to $2,403, $2,732 and $2,719 for the years ended December 31, 2012, 2011 and 2010, respectively (depreciation and amortization expenses do not include impairment charges).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 -	PROPERTY, PLANT AND EQUIPMENT, NET (CONT)

During the year ended December 31, 2011, the Company recorded impairment of property, plant and equipment in the amount of $1,865, attributable to certain property and equipment items of the MRO services for aviation components segment, based on estimations of the fair value of these assets. The impairment charge was recorded under the cost of revenues item in the consolidated statements of operations.

During the year ended December 31, 2010, the Company recorded impairment of property, plant and equipment in the amount of $183 attributable to certain machinery and equipment items of the MRO services for aviation components segment based on the reduced forecasted usage of these items, and was recorded as an expense under the cost of revenues item in the consolidated statements of operations.

Liens on property, plant and equipment are discussed at note 13(f).

NOTE 8 -	GOODWILL AND INTANGIBLE ASSETS

a.	Intangible assets:

	December 31,
	2012	2011
Cost:
Customer relationships	$865	$865
License for service center	2,050	2,050
Others	136	136
	3,051	3,051
Accumulated amortization and impairment charges:
Customer relationships	865	865
License for service center	2,050	2,050
Others	136	136
	3,051	3,051
Amortized cost	$-	$-

Amortization expenses amounted to $539 and $663 for the years ended December 31, 2011 and 2010, respectively (amortization expenses do not include impairment charges).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8 -	GOODWILL AND INTANGIBLE ASSETS (CONT)

a.	Intangible assets (cont):

For the year ended December 31, 2011, due to decrease in the anticipated profit margins the Company recorded an impairment charge for its intangible assets in the total amount of $1,398, under cost of revenues. This amount is comprised of impairment charge in the amount of $1,100 (the entire asset was written off) in connection with the "Authorized service center" intangible asset at the MRO services for Aviation Components operating segment and $298 (the entire asset was written off) in connection with the ‘Customer Relations’ intangible asset at its OEM of Electric Motion Systems operating segment (see also note 5(3)).

For the year ended December 31, 2010 the Company recorded an impairment charge in the amount of $481 of customer relationship, at the MRO services for Aviation Components operating segment, under operating expenses. The Company estimated the fair value of its intangible assets using a discounted cash flow analysis and compared those values to the carrying value of the assets. The Company concluded, based on this comparison, that Customer relationship intangible asset was impaired at its MRO services reporting unit. The Company recorded a $481 impairment charge and wrote off this asset in the year ended December 31, 2010.

b.	The changes in the carrying amounts of goodwill by reportable segment for the fiscal years ended December 31, 2012 and 2011 are as follows:

	OEM - Electric Motion Systems	Heat Transfer Services and Products	MRO services for Aviation Components	Total

Balance as of January 1, 2011	$1,156	$-	$-	$1,156

Effect of changes in exchange rate	(114)	-	-	(114)

Balance as of December 31, 2011	1,042	-	-	1,042

Effect of changes in exchange rate	(27)	-	-	(27)
Goodwill impairment	(1,015)	-	-	(1,015)
Balance as of December 31, 2012	-	-	-	-

Goodwill, gross, at December 31, 2012	1,015	456	4,091	5,562
Accumulated impairment losses	(1,015)	(456)	(4,091)	(5,562)
Goodwill, net, at December 31, 2012	$-	$-	$-	$-

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8 -	GOODWILL AND INTANGIBLE ASSETS (CONT)

c.	Impairment Assessments

During the quarter ended June 30, 2012, management believed that there were indicators of impairment of goodwill in its OEM of Electric Motion System reporting unit as of June 30, 2012, primarily due to a decline in future forecasted sales levels and profitability margins resulting from the continued weakness in the defense industry. Accordingly, the Company performed an impairment test of goodwill for this reporting unit, with the assistance of a third party valuation firm. Based on the results of this test, the Company determined that the entire balance of goodwill included in this reporting unit was impaired and recorded an impairment charge of $1,015.

The Company determined the fair value of the OEM of Electric Motion Systems reporting unit using the discounted cash flows method. The material assumptions used for 2012 annual test were five years of projected net cash flows (in accordance with the Company’s budget), a discount rate of 17.72% and a long-term growth rate of 2.0%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses.

During the year ended December 31, 2011, the Company determined under the first step of its annual test that the fair value of the OEM of Electric Motion Systems reporting unit is greater than its carrying amount. Based on the results of this test the Company determined that the goodwill related to the said reporting unit was not impaired.

In 2011, the fair value of the OEM of Electric Motion Systems reporting unit exceeded its carrying value by approximately $100, or 1.1% and thus was at risk of failing step one of the goodwill impairment test, and was therefore at risk of a future impairment in the event of unfavorable changes in the forecasted cash flows or the key assumptions used in the analysis, including the weighted average cost of capital (discount rate) and growth rates utilized in the discounted cash flow analysis.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8 -	GOODWILL AND INTANGIBLE ASSETS (CONT)

c.	Impairment Assessments (cont):

During the year ended December 31, 2010, the Company performed its annual impairment test of goodwill. During this year, the Company encountered adverse changes in the business climate including a weak U.S. and global economy which resulted in a reduction in demand for the MRO services. As a result of these factors, management revised its future cash flow expectations, which lowered the fair value estimates of a certain reporting unit. The Company determined under the first step of its annual test that the fair value of goodwill at its MRO services reporting unit was less than the carrying value for this reporting unit. The Company recorded a $4,223 impairment charge (which was the entire remaining goodwill for this reporting unit) in the third quarter of 2010, to reduce the carrying value of goodwill down to the implied fair value of goodwill for the MRO services reporting unit.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 -	OTHER BALANCE SHEETS SUPPLEMENTALS

a.	Other accounts receivable and prepaid expenses:

	December 31,
	2012	2011

Deferred tax asset	$2,122	$2,564
Government authorities	1,424	1,818
Prepaid expenses	831	809
Income receivables and grants	33	254
Derivatives	27	-
Other	96	216

	$4,533	$5,661

b.	Other account payable and accrued expenses:

	December 31,
	2012	2011

Employees and payroll accruals	$3,358	$3,608
Accrued expenses (1)	1,757	688
Government authorities	673	570
Advances from customers	731	557
Warranty provision	276	288
Accrued royalties	268	316
Derivatives	-	372
Deferred tax liability	126	179
Other accrued expenses	106	92

	$7,295	$6,670

(1)	Includes $750 royalties payable to a supplier in the MRO business, following the reconciliation of an audit.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 -	TRANSACTIONS WITH RELATED PARTIES

a.	Transactions with TAT Industries:

	Year ended December 31,
	2012	2011	2010

Management fees (1)	$50	$50	$50
Lease expenses (2)	$416	$408	$371

(1)
According to the agreement between TAT and TAT Industries, TAT Industries will pay the Company an annual management fee in the amount of $50. The management fees are recorded as a reduction of general and administration expenses.

(2)
During 2000, TAT entered into a lease agreement with TAT Industries, pursuant to which the Company leases from TAT Industries approximately 344,000 square feet, including 90,000 square feet of manufacturing, office and storage space, for a period of 24 years and eleven months for an annual rental fee which is subject to revaluation every fifth year by a real estate appraiser, with an additional incremental payment of 2% per year.

In 2010, following a revaluation by a real estate appraiser, the rental fee was increased to $400 per year with an additional incremental payment of 2% per year. The rental fee will be revaluated again in 2015 (the "Next Revaluation"). The Company's Audit Committee has reapproved the said agreement until the Next Revaluation.

b.	Balances with related parties:

	December 31,
	2012	2011
KMN Capital (USA) Inc. - current asset	$-	$94
TAT Industries - current asset (1)	54	724
Total asset	$54	$818

Bental Non controlling interest - current liability	$(60)	$(85)
FAVS - current liability	(29)	(80)
Isal Amlat Investment (1993) Ltd.	(23)	-
Total liability	$(112)	$(165)

(1)	Results from certain expenses incurred by TAT Industries and borne by the Company. The debt bears interest at the rate equal to the interest rate agreed between TAT Industries and its lending banks.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 -	TRANSACTIONS WITH RELATED PARTIES (CONT)

c.	Transactions with related parties:

	Year ended December 31,
	2012	2011	2010

Management fees to shareholders (see item e below)	$359	$400	$400

d.
Bental is engaged in various agreements with the Non controlling interest and other related parties for the rental, maintenance and other services provided to it, in connection with its plant and operations. Total amount paid by Bental for these services in 2012 and 2011 was $505 and $526, respectively.

e.
In March 2012, the audit committee and the board of directors of TAT approved a new three-year management agreement with Isal Amlat Investment (1993) Ltd. (“Isal Amlat”) commencing as of February 8, 2012 (the "New Management Agreement"). Each of TAT and Isal Amlat shall be entitled to terminate the New Management Agreement subject to a prior written notice of 4 months. Pursuant to the New Management Agreement, in consideration of the management services provided by Isal Amlat, TAT pays Isal Amlat  management fees in a total annual amount of NIS 1,500,000 (approximately $400), linked to the Consumer Price Index to be paid on a monthly basis, plus VAT. In addition, Isal Amlat is entitled to repayment of expenses actually borne as part of providing the management services. The audit committee and board of directors of the Company will examine on a yearly basis, the management services actually provided to the Company, and shall examine whether a material change has occurred justifying the update of the management fees and/or the conditions of the New Management Agreement. The New Management Agreement was approved by the shareholders of TAT on June 28, 2012.

On August 21, 2012, the board of directors of TAT approved, following an approval of TAT’s audit committee, a change to the New Management Agreement with Isal Amlat, effective from such date according to which the scope of the services provided by Isal Amlat to TAT were reduced and the annual management fees were also reduced by a total amount of NIS 570,000 (approximately $150 - the “reduced amount”).

Total amount paid by TAT for the management services in 2012, 2011 and 2010, was $359, $397 and $408, respectively. The Agreement is subject to the approval of the Company’s shareholders.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 -	TRANSACTIONS WITH RELATED PARTIES (CONT)

In addition, the Company will receive management services from a private company (“Management company”) controlled by Mr. Nathan Galili (“Galili”), CEO of KNM Industries Ltd. (a private company through which Isal Amlat indirectly holding control in the Company). The management services will consist of a half-time of Galili, which value is more than the reduced amount, and will additionally include its services as active chairman of Bental. For those services the Company will pay the Management company annual management fees equal to the reduced amount, in addition to NIS 7,000 (approximately $2, plus VAT), as a monthly remuneration for travelling expenses to Bental. In addition, if during the service period or within a twelve month period from the end of the service period the Company will sell its holding in Bental, for more than $6,600 (“low threshold”), then the Management company will be eligible for a bonus which will be determined as follows:

2% out of the 1st million above the low threshold, the Company will receive for its holding in Bental, plus an additional 3% out of the 2nd million above the low threshold the Company will receive for its holding in Bental, plus an additional 5% out of the 3rd million above the low threshold the Company will receive for its holding in Bental. It is clarified that in any event the amount of the bonus shall not exceed $100.

Such management services will be provided until February 8, 2015 (the end of term of the new management agreement with Isal Amlat). Each of the parties (TAT and the Management company) may terminate the agreement with a prior written notice of four months.

On January 27, 2013, TAT informed Isal Amlat that no management services had been provided by Isal Amlat to TAT during the preceding months, and that TAT decided to immediately terminate the Management Agreement. At that date TAT ceased paying management fees.

On February 8, 2013, Mr. Galili informed TAT on the termination of the engagement with TAT, effectively immediately while management fees will be paid throughout June 8, 2013 at the end of the four-month notice period.

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

h.
In December 2009, Piedmont provided a guarantee for a period of one year up to $ 7,000 in respect of FAvS' debt taken in connection with the acquisition of AeTR. As of December 31, 2012, the guarantee amount is $4,600 (such guarantee was released on March 18, 2013, see also note 3(a)).

i.
On September 7, 2011, TAT received a loan from Bental for the total amount of NIS 2.5 million (approximately $700), to be repaid in whole at the end of a 24 month period (the “Term”). The principal amount bears interest of Prime + 1% payable on a quarterly basis and may be repaid at any time during the term upon TAT’s discretion. Simultaneously with such loan, Bental received a loan from an Israeli bank for similar amount under similar terms and conditions.

NOTE 11 -	SHORT TERM BANK CREDIT AND LONG TERM LOANS

a.	Terms of the loans and balances:

	Currency of loan	Interest Rate December 31, 2012	Years of Maturity	December 31, 2012

Long-term loan (1)	NIS	5.25%	2012-2014	$523
Long-term loan (2)		$2.50%-3.50%	2009-2014	2,477
Long-term loan (3)	NIS	Prime + 1%	2013	670
				3,670

Less - current maturities (1)				(290)
Less - current maturities (2)				(1,594)
Less - current maturities (3)				(670)

				$1,116

	Currency of loan	Interest Rate December 31, 2011	Years of Maturity	December 31, 2011

Long-term loan (1)	NIS	5.25%	2012-2014	$795
Long-term loan (2)		$2.50%-3.50%	2009-2014	3,252
Long-term loan (3)	NIS	Prime +1%	2013	655
				4,702

Less - current maturities (1)				(282)

				$4,420

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -	SHORT TERM BANK CREDIT AND LONG TERM LOANS (CONT)

 Required principal payments (including current maturities) as of December 31, 2012, are as follows:

Year	Amount
2013	$2,554
2014	1,116
$3,670

(1)
The original loan was received by Bental in 2009 from an Israeli bank in the amount of $1,400 to be repaid in quarterly installments over a five years period, commencing 2010.  On June 30, 2010, the remaining balance of the original loan, in the amount of $1,185, was repaid and a new loan in the same amount was taken. This new loan bears annual fixed interest of 5.25% and will be repaid until August 2014 in quarterly installments. The loan balance as of December 31, 2012 and 2011 was $523 and $795, respectively (with regard to covenants related to such loan see note 13(f)(3)).

(2)
Loans received by TAT from an Israeli bank in a total amount of $6,250 out of which $5,000 were received during year 2008 and additional $1,250 were received during year 2009. The loans amount was to be repaid in four annual installments commencing 2011. These loans bear quarterly interest of Libor + 3.5% and Libor + 1.85%, respectively. In May 2011, TAT repaid $750 of principal, in accordance with the original installments schedule. On November 7, 2011, TAT prepaid $2,250. On November 6, 2012, TAT prepaid $775, following which the remaining balance was $2,477. In September, 2011, TAT reached agreement with its lending bank to adjust certain financial covenants related to the said loans it was failing to meet at the time. Accordingly, as of December 31, 2012 the Company meets all financial covenants related to such loans (see also note 13(f)(2)).

(3)
On September 7, 2011, Bental received a loan from an Israeli bank in a total amount of NIS2.5 million (approximately $700), to be repaid in whole at the end of a 24 month period (the “Term”). The principal amount bears interest of Prime + 1% payable on a quarterly basis and may be repaid at any time during the term upon Bental’s discretion. The loan balance as of December 31, 2012 and 2011 was $670 and $655, respectively (see also note 10(i)).

(4)	In addition, as of December 31, 2012 Piedmont's bank credit balance amounted to $32.

 Group provided certain guarantees and covenants, to secure its long-term loans, see note 13(e) and 13(f).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -	SHORT TERM BANK CREDIT AND LONG TERM LOANS (CONT)

b.	Line of credit

On November 15, 2011, Limco-Piedmont renewed its line of credit with a U.S bank for an additional 21 month period ending on August 31, 2013, for borrowings of up to $10,000 under certain conditions. $5,000 of this amount will stand for Limco and $5,000 will stand for Piedmont. The line of credit bears interest of Libor + 1.5%, and its utilization is subject to compliance with financial covenants agreed between the parties. As of December 31, 2012 and 2011, approximately $688 and $4,340, respectively of the total line of credit was utilized by Limco and Piedmont. In addition, as of December 31, 2012 and 2011, Limco-Piedmont met all financial covenants related to such line of credit (see also note 13(f)(1)).

NOTE 12 -	LONG-TERM EMPLOYEE-RELATED OBLIGATIONS

Severance pay:

TAT’s and Bental’s (the "Israeli companies") liability for severance pay, for their Israeli employees, is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The liability is presented on the undiscounted basis. The Israeli companies record an expense for the net increase in its severance liability.

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

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes profits (or loss) accumulated through the balance sheet date.

Severance pay expenses for the Israeli companies were $501, $495 and $425 for the years ended December 31, 2012, 2011 and 2010, respectively.

Limco-Piedmont sponsors a 401(K) profit sharing plan covering substantially all of its employees. The plan permits the employer to contribute a discretionary amount for a plan year, which the employer designates a qualified non-elective contribution. Contributions to plan by Limco-Piedmont were $209, $188 and $167 for the years ended December 31, 2012, 2011 and 2010, respectively.

The Group expects to contribute approximately $730 in 2013 to the pension funds and insurance companies in respect of their severance and pension pay obligations.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 -	LONG-TERM EMPLOYEE-RELATED OBLIGATIONS (CONT)

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

The liability is funded in part from the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the balance sheets under “Liability in respect of employee rights upon retirement.” These policies are the Company's assets. However, under employment agreements and subject to certain limitations, any policy may be transferred to the ownership of the individual employee for whose benefit the funds were deposited. In the years ended December 31, 2012, 2011 and 2010, the Israeli companies deposited $292, $313 and $281, respectively, with insurance companies in connection with its severance payment obligations.

In accordance with the current employment agreements with certain employees, the Israeli companies make regular deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s rights upon retirement. The Israeli companies are fully relieved from any severance pay liability with respect to each such employee after they make the payments on behalf of the employee. The liability accrued in respect of these employees and the amounts funded, as of the respective agreement dates, are not reflected in the Israeli Companies balance sheets, as the amounts funded are not under the control and management of the Israeli companies and the pension or severance pay risks have been irrevocably transferred to the applicable insurance companies (the “Contribution Plans”).

The amounts of severance payments, actually paid to retired employees, by the Israeli companies were $109, $43 and $253 for the years ended December 31, 2012, 2011 and 2010.

The Israeli companies expect to pay $2,513 in future benefits to their employees during 2012 to 2021 upon their normal retirement age - see breakdown below. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Israeli companies before their normal retirement age.

Year	Amount
2013	$458
2014	211
2015	298
2016	299
2017	182
Thereafter (through 2021)	1,065

$2,513

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commissions arrangements:

The group is committed to pay marketing commissions to sale agents at a range of 1% to 12% of total sales contracts which were received through promotion and distribution carried out by them. Commission expenses were $701, $626 and $750 for the years ended December 31, 2012, 2011 and 2010, respectively. The commissions were recorded as part of the selling and marketing expenses.

b.	Royalty commitments:

(1)
TAT is committed to pay royalties to third parties through 2012, of ranging between 9% to 17% of sales of products developed by the third parties. Royalty expenses were $202, $460 and $328 for the years ended December 31, 2012, 2011 and 2010, respectively. The royalties were recorded as part of the cost of revenues.

(2)
Limco-Piedmont is committed to pay royalties to a third party, ranging between 3% to 5% of sales of products purchased from the third party, after deducting related costs incurred by Limco-Piedmont. That third party is the exclusive manufacturer of the products for which Limco-Piedmont provide MRO services. In addition, Limco-Piedmont is committed to pay said third party royalties, ranging between 1.5% to 10% of sales of additional products exclusively manufactured by the third party. Royalty expenses were $232, $201 and $111 for the years ended December 31, 2012, 2011 and 2010, respectively. The royalties were recorded as part of the cost of revenues.

(3)
Bental is committed to pay royalties to the Israeli government on proceeds from the sales of products, in the research and development of which the Israeli government participated by way of grants. Under the terms of Bental’s funding from the Office of the Chief Scientist, royalty payments are computed on the portion of sales from such products at a rate of 2% and 3.5%. The commitment to the Chief Scientist is limited to the amount of the received participation (U.S. dollar linked), with the addition of an annual interest rate based on Libor. As of December 31, 2012 and 2011, the total amount of royalty bearing grants due by Bental to the Chief Scientist was approximately $86 and $82, respectively.

c.	Lease commitments:

Limco-Piedmont leases some of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2017. The monthly rental expense ranges from approximately $3.5 to $8. Certain leases contain renewal options as defined in the agreements. Lease expense (excluding related parties) totaled $126, $258 and $246 for the years ended December 31, 2012, 2011, and 2010 respectively.

TAT leases its factory from its TAT Industries until 2020; (416$ for the year ended December 31, 2012, see also note 10(a)).

Bental leases an area of its plant from a related party for $50 per annum, under a long-term lease until 2013.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -	COMMITMENTS AND CONTINGENT LIABILITIES

c.	Lease commitments (cont):

As of December 31, 2012, future minimum rental payments under non-cancelable operating leases are as follows:

Year	Amount
2013	$601
2014	610
2015	618
2016	627
2017	559

Total	$3,015

d.	Legal claims contingencies

(1)	For details about the settlement of the commercial dispute between Piedmont and FAvS See note 3(a).

(2)
On November 29, 2011, a Factoring company ("the plaintiff"), filed a claim with the magistrates court in Tel-Aviv against the Company, Bental and ten others ("the respondents"), jointly and severally, for the amount of 6,151 thousand NIS (approximately $1,620). The plaintiff's case against the Company and Bental is based on invoices that were presented to the plaintiff by supplier of the Company and Bental (“the supplier”), by virtue of assignment of rights, which were originally issued to the Company and Bental by the supplier for certain alleged services. On February 5, 2012, the Company and Bental filed for its statement of defense, in which it denied the plaintiff's claims and clarified that it acted according to the deed of assignment of rights, and that the invoices neither represent nor reflect real transactions and/or real services which were rendered. The Company and Bental and their legal advisor are of the opinion that their exposure due to the claim filed is not probable to be materialized and thus no provision was recorded in regard of that claim of December 31, 2012.

e.	Guarantees:

(1)
Bental provides bank guarantees to third parties, in the ordinary course of business, mainly in order to secure certain advances from customers. The maximum credit risk for these guarantees totaled approximately $97 as of December 31, 2012.

(2)
In order to secure TAT's liability to the Israeli customs, the Company provided a bank guarantee in the amount of $157. The guarantee is linked to the consumer price index and is valid until December 2013.

(3)	See also note 13(f) for restricted cash deposit against certain loans and guarantees.

(4)
See also note 10(h) for details of a guarantee provided by Piedmont in respect of FAVS debt. As of December 31, 2012, the amount of this guarantee is $4,600 (such guarantee was released on March 18, 2013, see also note 3(a)).

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

(i)
Tangible net worth of not less than $51,500 (on August 20, 2012 concluded with the U.S bank to set this covenant at $49,500). As of December 31, 2012 and 2011 Limco-Piedmont’s tangible net worth was $51,533 and $53,879, respectively;

(ii)	Total liabilities to tangible net worth ratio of less than 1.0. As of December 31, 2012 and 2011 Limco-Piedmont’s leverage was 0.18 and 0.25, respectively; and

(iii)	Net financial assets of not less than $10,000. As of December 31, 2012 and 2011 Limco-Piedmont’s net financial assets amount was $20,667 and $24,554, respectively.

 Accordingly, as of December 31, 2012 and 2011 Limco-Piedmont met all financial covenants.

2)
In order to secure bank loans in the remaining amount of $2,477 as of December 31, 2012, TAT granted a specific lien on Bental's shares held by TAT and designated certain deposit in the amount of $350 for pledge upon request from the bank (such amount was released on November 7, 2012 together with the prepayment of $775 - see also note 11(a)(2)). In addition, TAT is obligated to meet certain covenants including:

(i)
TAT’s shareholders’ equity will not be less than $30,000 and 30% out of its total assets. As of December 31, 2012 and 2011 TAT’s shareholders’ equity was $82,233 and $86,370, representing 76% and 75%, respectively of its total assets);

(ii)
Bental’s net debt (less cash and designated certain deposit) to its operational profit ratio will be less than 4.0. As of December 31, 2012 Bental has net financial assets. As of December 31, 2011 the ratio was 1.1.

(iii)
Bental’s shareholders’ equity will not be less than NIS 25 million (approximately $6,550) and 50% of its total assets (as of December 31, 2012 and 2011 Bental’s shareholders’ equity was NIS34.8 million (approximately $9,335) and NIS 35.5 million (approximately $9,300), representing 70% and 68%, respectively of its total assets); and

(iv)	TAT’s holding interest in Bental will not be less than 70% (as of December 31, 2012 and 2011 TAT’s holding interest in Bental is 70%).

 Accordingly, as of December 31, 2012 and 2011, TAT met all financial covenants as agreed.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -	COMMITMENTS AND CONTINGENT LIABILITIES (CONT)

f.	Covenants and liens on assets (cont):

3)
In order to secure bank loans in the amount of $1,185 (remaining balance of $523 as of December 31, 2012) , Bental granted floating liens on all of its property and assets, fixed lien on its unpaid share capital and goodwill and first priority liens on its property, plant and equipment, checks and other trading instruments. In addition, Bental is obligated to certain covenants including:

(i)	Bental’s debt to EBITDA ratio will be less than 3.0. As of December 31, 2012 and 2011 the ratio was (2.4) and 2.1, respectively; and

(ii)
Bental’s tangible shareholders’ equity will not be less than NIS 20 million (approximately $5,300) and not less than 30% of its total assets. As of December 31, 2012 and 2011 Bental’s tangible shareholders’ equity was NIS 34.8 million (approximately $9,335) and NIS 35.5 million (approximately $9,300), representing 70% and 69%, respectively of its total assets.

 Accordingly, as of December 31, 2012, Bental met all financial covenants as agreed.

4)	A lien on Bental Approved Enterprise has been registered in favor of the State of Israel (see note 15(b) below).

5)
In order to secure the guarantee Piedmont provided to FAvS as mentioned on note 10(h), Piedmont granted a lien on a bank deposit in the amount of $2,300, which is recorded as restricted deposit in the balance sheet as of December 31, 2012.

NOTE 14 -	SHAREHOLDERS' EQUITY

a.
TAT's Ordinary shares confer upon their holders voting rights, the right to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of TAT.

b.	Treasury purchase plan

On May 21, 2012, TAT’s Board of Directors approved a stock repurchase plan under Rule 10b5-1 of the Securities Exchange Act of 1934.  The plan was for a period of 6 months and provided for the purchase of shares in an aggregate amount of up to $0.5 million dollars. Such plan replaced and superseded a prior repurchase plan approved by TAT’s Board of Directors on February 21, 2012. On November 21, 2012, the term of such stock repurchase plan ended. As of such date, the Company had purchased 16,433 shares for approximately $70 thousands (average of $4.29 per share) constituting less than 0.1% of TAT’s issued shares.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -	SHAREHOLDERS' EQUITY (CONT)

The repurchased shares became dormant as defined in the Israeli Companies Law.

A reconciliation of opening and closing balances of the number of ordinary shares is presented below:

	2012	2011
Balance outstanding at beginning of year	8,815,003	8,815,003
Purchase of treasury shares	(16,433)	-
Balance outstanding at end of year	8,798,570	8,815,003

c.	Stock option plans

(1)
On August 14, 2008, TAT's Board of Directors approved the grant of 65,477 unregistered options in three Series A, B and C to its Chief Executive Officer. Each option of Series A, B and C vests over two, three and four years commencing May 19, 2008, respectively, and expires three years after vesting. Each Series A, B and C option can be exercised into one Ordinary share NIS 0.9 par value, for an exercise price of $6.15 (adjusted for dividend distribution and other equity changes as defined in the option grant terms). Alternatively, the Chief Executive Officer can opt to receive TAT's Ordinary shares based on the value of the appreciation over the exercise price.

The weighted average fair value of stock options granted at the grant date, is $2.69, $2.9 and $3.15, for Series A, B and C, respectively, based on the Black-Scholes option-pricing model with the following weighted average assumptions:

	Series A	Series B	Series C

Number of options	21,826	21,826	21,825
Weighted average expected stock price volatility	60.05%	55.96%	54.57%
Weighted average expected option life (in years)	3.25	4.25	5.25
Average risk free interest rate	2.72%	2.94%	3.15%
Dividend yield	0%	0%	0%

The expected volatility is based on the historical volatility of the Company’s stock. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the stock options granted. The expected term of options is based on the simplified method as allowed under and ASC 718-10-S99 and 110 issued by the SEC (the “simplified method").  The simplified method assumes the option will be exercised midway between the vesting date and the contractual term of the option.  The Company is able to use the simplified method as the options qualify as “plain vanilla” options as defined by ASC 718-10-S99 and since the Company does not have sufficient historical exercise data to provide a reasonable basis to estimate expected term.  The dividend yield is derived from the absence of formal dividend distribution plan.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -	SHAREHOLDERS' EQUITY (CONT)

c.	Stock option plans (cont)

(2)
Following the approval of TAT's Audit committee and Board of Directors, on June 28, 2012, the Company’s shareholders approved the 2012 stock option plan (the “2012 Plan”) to grant up to 380,000 options to purchase Ordinary shares, 0.9 NIS par value, of the Company to senior executives and certain members of the Board of Directors, at an exercise price of $6.5 per share. The Options vest over a three-year period (one-third each year), the vesting of 50% of the Options is subject, in addition, to certain minimum shareholders' equity during a period of 4 years from the grant date, unless the optionee is no longer employed by the Company, in which case the options will be considered forfeited within 30 days. On August 21, 2012, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 330,000 Options, which were granted on October 4, 2012 (out of which 45,000 options were forfeited on October 30, 2012).

The fair value of the Company’s stock options granted under the 2012 plan for the year ended December 31, 2012 was estimated using the following assumptions:

2012

Expected stock price volatility	41.57% - 43.4%
Expected option life (in years)	2.23 - 3.23
Risk free interest rate	0.23% - 0.32%
Dividend yield	9.8%

The Company uses the Black-Scholes option pricing model to determine the weighted average fair value of options. The volatility factor used in the Black-Scholes option pricing model is based on historical stock price fluctuations. The expected term of options is based on the simplified method. The Company is able to use the simplified method as the options qualify as “plain vanilla” options as defined by ASC 718-10-S99 and since the Company does not have sufficient historical exercise data to provide a reasonable basis to estimate expected term. Expected dividend yield is based upon historical and projected dividend activity and the risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the stock options granted.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -	SHAREHOLDERS' EQUITY (CONT)

d.	Stock option plans (cont)

(3)	The following table is a summary of the activity of TAT's stock Option plan:

	Year ended December 31,
	2012		2011		2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	43,652	$6.15	65,477	$6.15	65,477	$6.15
Granted	330,000	6.50	-	-	-	-
Expired	(43,652)	6.15	-	-	-	-
Forfeited	(45,000)	6.50	(21,825)	6.15	-	-

Outstanding at the end of the year	285,000	$6.50	43,652	$6.15	65,477	$6.15

Exercisable options	-	$-	43,652	$6.15	21,826	$6.15

The weighted-average grant-date fair value of options granted in 2012 was $0.19. There was no aggregate intrinsic value for the options outstanding for the years ended December 31, 2012, 2011 and 2010.

Compensation expenses (income) attributable to outstanding stock options were $8, $(37) and $49 for the years ended December 31, 2012, 2011 and 2010, respectively. Compensation expense is recognized in the statement of income as an operating expense based on the fair value of the option over the requisite service period. As of December 31, 2012, there was $ 19.4 of total unrecognized compensation cost related to nonvested Share based compensation arrangements granted under the Company's 2012 plan. That cost is expected to be recognized over a weighted-average period of 1.44 years.

Following the resignation of Mr. Fledel, the Company’s Chief Executive Officer on December 7, 2011 the 21,825 unvested stock options forfeited and the remaining 43,652 stock options expired on March 6, 2012. As result, the Company recorded for the year ended December 31, 2011 an income from the expiration of such options, in the total amount of $37.

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

On April 22, 2012, TAT’s Board declared a cash dividend in the total amount of $2.5 million (approximately NIS 9.4 million), or $0.283 per share (approximately NIS 1.065 per share), for all of the shareholders of TAT. The dividend was paid on May 17, 2012 to shareholders of record on May 3, 2012.

g.	Accumulated other comprehensive loss

As of December 31, 2012, the entire amount of accumulated other comprehensive loss consists of amounts derived from foreign currency translation.

NOTE 15 -	TAXES ON INCOME

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”)

In accordance with the Inflationary Adjustments Law, the results for tax purposes have been measured through 2007, and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (CPI).  Under the Inflationary Adjustments Law (Amendment No. 20, 2008, (“the amendment”), that was enacted in the Israeli Parliament on February 26, 2008, the provisions of the Inflationary adjustments law will no longer apply to the Company and Bental in 2008 and thereafter. The amendment specifies transitional provisions regarding the discontinuance of the provisions of the Inflationary adjustments law that have applied to the Company and Bental through the end of 2007.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	TAXES ON INCOME (CONT)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law") (cont):

Income derived from the approved enterprise is tax exempt during the first two years of the seven year tax benefit period as above, and is subject to a reduced tax rate not exceeding 25% during the remaining years of benefits.

In the event of distribution of a cash dividend from income which was tax exempt as above, the Company and Bental would have to pay the 25% tax in respect of the amount distributed. Company has policy not to distribute cash dividends from such exempt income. As of December 31, 2012, the Company had accumulated a total amount of approximately $9,000 of exempt income.

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

Preferred Enterprises

Additional amendments to the Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the current incentives that are limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Approved Enterprise) would enjoy further reduced tax rates for a period of ten years of 5% in Zone A and 8% elsewhere. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

Under the transitional provisions of the 2011 Amendment, the Company and Bental elected to irrevocably implement the 2011 Amendment, commencing 2011 and thereafter, and be regarded as a "Preferred Enterprise" with respect to its existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	TAXES ON INCOME (CONT)

Bental is located in area in Israel that is designated as Development Zone A and as such entitled to reduce tax rates of 10% during 2011-2012, 7% in 2013-2014, and 6% thereafter.

TAT is located in area in Israel that is designated as elsewhere and as such entitled to reduce tax rates of 15% during 2011-2012, 12.5% in 2013-2014, and 12.0% thereafter.

c.	Reduction of Israeli corporate tax rate

The statutory rate of the Israeli corporate tax is as follows: 2012- 25%, 2011- 24% and 2010- 25%. In July 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

On December 6, 2011, the Knesset (Israel's Parliament) passed a law for changing the tax burden (Legislative Amendments), which cancels, among others, the gradual reduction in the corporate tax rates in Israel. In addition, the corporate tax in Israel was increased to 25% from the beginning of 2012. The effect of the abovementioned change on the financial statements is immaterial.

d.	U.S. subsidiaries U.S. subsidiaries are taxed based on federal and state tax laws. The effective tax rate for 2012, 2011, and 2010 was 38%.

e.	Tax assessments

TAT’s income tax assessments are considered final through 2007. TAT’s and TAT Industries’ tax years 2008 through 2011 are under an assessment process by the Israeli Tax authorities. Final tax assessments have not been received yet.

Bental income tax assessments are considered final through 2008.

Limco-piedmont income tax assessments are considered final through 2007.

TAT-GAL which was incorporated in 2008 has not received final tax assessment yet.

The Company and TAT Industries file a consolidated tax report for the Israeli tax authorities. Accordingly, each one the companies are entitled to use its tax losses (resulted from the first year of consolidated tax report) against taxable income of the other company and subject to certain limitations.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	TAXES ON INCOME (CONT)

f.	Income tax reconciliation:

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to taxes on income (tax benefit) as reported in the statements of income:

	Year ended December 31,
	2012	2011	2010
Income (loss) before taxes on income (tax benefit) as reported in the statements of income	$4,070	$(1,730)	$(6,906)

Statutory tax rate in Israel	25%	24%	25%

Theoretical taxes on income (tax benefit)	$1,018	$(415)	$(1,726)

Increase (decrease) in taxes on income resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	434	(86)	(1,118)
Reduced tax rate on income derived from "Preferred Enterprises" plans	(114)	177	-
Exempt income	(4)	(10)	-
Permanent differences	387	(36)	-
Valuation allowance	499	-	-
Deferred taxes on impairment of share in affiliated company	-	-	(1,332)
Tax in respect of prior years	(83)	(80)	(50)
Non-deductible expenses	(51)	134	73
Taxes on income (tax benefit) as reported in the statements of income (loss)	$2,086	$(316)	$(4,153)

g.	Income (loss) before taxes on income (tax benefit) is comprised as follows:

	Year ended December 31,
	2012	2011	2010

Domestic (Israel)	$837	$964	$2,766
Foreign (United States)	3,233	(2,694)	(9,672)

	$4,070	$(1,730)	$(6,906)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	TAXES ON INCOME (CONT)

h.	Taxes on income (tax benefit) included in the statements of income:

	Year ended December 31,
	2012	2011	2010
Current:
Domestic (Israel)	$282	$371	$570
Foreign (United States)	287	213	(611)

	569	584	(41)
Deferred:
Domestic (Israel)	119	218	46
Foreign (United States)	1,481	(1,038)	(4,108)

	1,600	(820)	(4,062)
Previous years:
Domestic (Israel)	(45)	(126)	(50)
Foreign (United States)	(38)	46	-
	(83)	(80)	(50)

	$2,086	$(316)	$(4,153)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	TAXES ON INCOME (CONT)

i.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TAT's deferred tax liabilities and assets are as follows:

	December 31,
	2012	2011
Deferred tax assets (liabilities):
Allowance for doubtful accounts	$133	$73
Unrealized gains	131	138
Provisions for employee benefits	270	227
Inventory	1,171	1,939
Other temporary differences	417	187
Deferred tax assets - short-term- other accounts receivables	$2,122	$2,564

Goodwill and intangible assets	$884	$1,273
Property, plant and equipment	707	762
Provisions for employee benefits and other temporary differences	64	70
Tax credits carryforward	274	106
Capital and state tax losses carryforward	1,823	184
Net operating losses carryforward	606	1,458
Deferred tax assets, before valuation allowance – Long-term	4,358	3,853
Valuation allowance	(1,823)	(184)
Deferred tax assets, net – Long-term	$2,535	$3,669

Other temporary differences Deferred tax Liabilities – Short-term- other accounts payable	$(126)	$(179)

Property, plant and equipment and intangible assets	(1,457)	(1,388)
Other	(33)	(25)
Deferred tax Liabilities - Long-term	$(1,490)	$(1,413)

As of December 31, 2012, TAT did not provide a valuation allowance in respect of deferred tax assets, since management currently believes that it is more likely than not that the deferred tax asset will be realized in the future. For capital losses and certain state tax losses, incurred by the U.S. subsidiaries, the Company provides valuation allowance as it cannot predict its future realization.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	TAXES ON INCOME (CONT)

The following table summarizes the changes in the valuation allowance for deferred tax assets:

Balance, January 1, 2010	$-
Addition charged to expenses	200

Balance, December 31,2010	200
Deductions	(16)

Balance, December 31,2011	184
Addition charged to expenses	1,639

Balance, December 31,2012	$1,823

TAT does not intend to distribute earnings of a foreign subsidiary aggregating up to approximately $12,000 (tax earnings and profits) as of December 31, 2012, and accordingly, no deferred tax liability has been established relative to these earnings. If such profits and earnings are distributed by cash dividend, it would be taxed at tax rate applicable to such distribution (25%) and an income tax liability of up to approximately $3,000 would be incurred as of December 31, 2012.

TAT does not intend to distribute tax-exempt earnings deriving from Approved Enterprise aggregating approximately $9,000 as of December 31, 2012, and accordingly, no deferred tax liability has been established related to these earnings. See also Note 15(b). If such tax-exempt income is distributed by cash dividend (including a liquidation dividend), it would be taxed at the reduced corporate tax rate applicable to such profits (25%) and an income tax liability of up to approximately $2,250 would be incurred as of December 31, 2012.

j.	A reconciliation of the beginning and ending amount of unrecognized provision is as follows:

Amount

Balance at January 1, 2010	$-
Additions for tax positions of prior years	84
Balance at December 31, 2010	84
Exchange rate differences	2
Balance at December 31, 2011	86
Exchange rate differences	(2)
Balance at December 31, 2012	$84

Unrecognized tax benefits, mainly of a long-term nature, at December 31, 2012, 2011 and 2010 amounted to $(1), $2 and $84, respectively. All of the above amounts of unrecognized tax benefits would affect the effective tax rate if recognized. The Group does not expect unrecognized tax benefits to change significantly over the next 12 months.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -	SEGMENT INFORMATION

a.	Segment Activities Disclosure:

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure:

The following financial information is the information that management uses for analyzing the segment results. The figures are presented in consolidated method as presented to management.

The following financial information is a summary of the operating income of each operational segment:

	Year ended December 31, 2012
	OEM of Heat Management Solutions	OEM - Electric Motion Systems	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Elimination from inter companies sale	Consolidated

Revenues
Sale of products and services	$27,944	$10,007	$27,529	$22,442	$-	$-	$87,922
Intersegment revenues	3,088	-	180	-	-	(3,268)	-
Total revenues	31,032	10,007	27,709	22,442	-	(3,268)	87,922

Cost of revenues	23,105	8,043	19,671	19,044	-	(3,281)	66,582
Gross profit	7,927	1,964	8,038	3,398	-	13	21,340

Research and development expenses	581	157	414	-	-	-	1,152
Selling and marketing expenses	1,476	527	1,049	374	-	-	3,426
General and administrative expenses	3,530	1,377	3,270	3,310	-	-	11,487
Impairment of goodwill	-	1,015	-	-	-	-	1,015
Other expense (income)	(13)	22	-	-	-	-	9
Operating income (loss)	2,353	(1,134)	3,305	(286)	-	13	4,251

Financial expense, net	-	-	-	-	(181)	-	(181)
Income before taxes on income							$4,070

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont)

	Year ended December 31, 2011
	OEM of Heat Management Solutions	OEM - Electric Motion Systems	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Elimination from inter companies sale	Consolidated

Revenues
Sale of products and services	$25,993	$11,658	$27,600	$20,146	$-	$-	$85,397
Intersegment revenues	4,027	-	3	-	-	(4,030)	-
Total revenues	30,020	11,658	27,603	20,146	-	(4,030)	85,397

Cost of revenues	22,660	9,388	20,173	17,882	-	(3,884)	66,219
Write down of inventory and impairment charges of long lived assets	-	298	-	5,465	-	-	5,763
Gross profit	7,360	1,972	7,430	(3,201)	-	(146)	13,415

Research and development expenses	455	331	-	-	-	-	786
Selling and marketing expenses	1,203	619	1,026	591	-	-	3,439
General and administrative expenses	3,787	1,501	3,035	2,626	-	-	10,949
Other expense (income)	(190)	21	-	-	-	-	(169)
Operating income (loss)	2,105	(500)	3,369	(6,418)	-	(146)	(1,590)

Financial expense, net	-	-	-	-	(380)	-	(380)
Loss before tax benefit							$(1,970)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont)

	Year ended December 31, 2010
	OEM of Heat Management Solutions	OEM - Electric Motion Systems	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Elimination from inter companies sale	Consolidated

Revenues
Sale of products and services	$26,012	$13,046	$24,365	$16,332	$-	$-	$79,755
Intersegment revenues	3,639	-	104	-	-	(3,743)	-
Total revenues	29,651	13,046	24,469	16,332	-	(3,743)	79,755

Cost of revenues	22,425	10,092	18,005	14,631	-	(3,965)	61,188
Write down of inventory	-	-	-	3,500	-	-	3,500
Gross profit	7,226	2,954	6,464	(1,799)	-	222	15,067

Research and development expenses	274	377	-	-	-	-	651
Selling and marketing expenses	1,186	526	1,014	749	-	-	3,475
General and administrative expenses	3,598	1,572	2,649	5,013	-	-	12,832
Impairment of goodwill and intangible assets	-	-	456	4,248	-	-	4,704
Operating income (loss)	2,168	479	2,345	(11,809)	-	222	(6,595)

Financial expense, net	-	-	-	-	(111)	-	(111)
Other expenses	-	-	-	-	(200)	-	(200)
Loss before tax benefit							$(6,906)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -	SEGMENT INFORMATION (CONT)

c.	The following financial information identifies the assets to segment:

	As of December 31, 2012
	OEM of Heat Management Solutions	OEM - Electric Motion Systems	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Consolidated

Assets	$34,162	$12,707	$26,469	$17,819	$16,354	$107,511
Depreciation and amortization	973	498	735	197	-	2,403
Expenditure for segment assets	1,047	247	756	344	-	2,394

	As of December 31, 2011
	OEM of Heat Management Solutions	OEM - Electric Motion Systems	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Consolidated

Assets	$33,972	$13,941	$27,242	$20,380	$19,783	$115,318
Depreciation and amortization	1,137	655	758	721	-	3,271
Expenditure for segment assets	924	352	638	1,391	-	3,305
Goodwill	-	1,042	-	-	-	1,042

	As of December 31, 2010
	OEM of Heat Management Solutions	OEM - Electric Motion Systems	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Consolidated

Assets	$36,949	$17,501	$21,559	$23,588	$21,830	$121,427
Depreciation and amortization	1,220	671	704	787	-	3,382
Expenditure for segment assets	739	826	625	896	-	3,086
Goodwill	-	1,156	-	-	-	1,156

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	ENTITY-WIDE DISCLOSURE

a.	Total revenues and long-lived assests - by geographical location were as follows:

	Year ended December 31,
	2012		2011		2010
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
Sale of products
Israel	$18,043	$8,417	$18,945	$8,528	$23,223	$9,103
United states	17,023	-	20,975	-	7,193	-
France	4,604	-	3,264	-	2,971	-
Rest of Europe	2,402	-	2,784	-	2,596	-
Other	4,198	-	1,540	-	2,971	-
	$46,270	$8,417	$47,508	$8,528	$38,954	$9,103

	Year ended December 31,
	2012		2011		2010
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Services
Israel	$468	$-	$384	$-	$410	$-
United states	25,648	4,493	24,029	4,325	25,582	5,340
Netherland	3,303	-	4,378	-	3,750	-
Rest of Europe	4,624	-	3,875	-	4,823	-
Other	7,609	-	5,223	-	6,236	-
	$41,652	$4,493	$37,889	$4,325	$40,801	$5,340

b.	Major Customers

No single customer accounted for 10% or more of Group's total net revenue in any year presented.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18 -	SELECTED STATEMENTS OF INCOME DATA

	Year ended December 31,
	2012	2011	2010
Financial income (expenses), net:

Financial income:
Foreign currency gains	$1,301	$1,168	$1,102
Derivatives	399	352	149
Interest on cash equivalents, short-term bank deposits and others	348	308	319

	2,048	1,828	1,570

Financial expenses:
Bank charges	(84)	(84)	(177)
Interest on short-term loans	(98)	(98)	(78)
Interest on long-term loans	(185)	(210)	(211)
Foreign currency losses	(1,433)	(1,159)	(1,215)
Derivatives	(321)	(642)	-
Others	(108)	(15)	-
	(2,229)	(2,208)	(1,681)

	$(181)	$(380)	$(111)

NOTE 19 -	SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS INFORMATION

	Warranty provision	Inventory Reserve	Allowance for Doubtful Accounts

Balance, as of January 1, 2010	$401	$2,309	$2,360

Additions	112	3,997	259
Write-offs, net of recoveries	(172)	(1,590)	(200)

Balance, as of December 31, 2010	341	4,716	2,419

Additions	169	2,717	31
Write-offs, net of recoveries	(222)	(844)	(2,260)

Balance, as of December 31, 2011	288	6,589	190

Additions	196	649	258
Write-offs, net of recoveries	(208)	(669)	(72)

Balance, as of December 31, 2012	$276	$6,569	$376