Form 20-F/A
period 2012-12-31
TAT TECHNOLOGIES LTD
filed 2013-05-02
CIK 808439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A

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

Yes ☐ No ☒

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 originally filed with the Securities and Exchange Commission on April 29, 2013 (“2012 Form 20-F”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit 101 was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

PART III

ITEM 19.    EXHIBITS.

 We have filed the following documents as exhibits to this annual report:

101
The following financial information from TAT Technologies Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 29, 2013, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2011 and 2012, (ii) Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012, (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2011 and 2012, (iv) Consolidated Statements of Equity for the years ended December 2010, 2011 and 2012, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012 and (vi) Notes to the Consolidated Financial Statements.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 2, 2013
TAT TECHNOLOGIES LTD.

By:	/s/ Yaron Shalem
Name:	Yaron Shalem
Title:	Chief Financial Officer (Principal Accounting Officer)