Form 20-F
period 2013-12-31
TAT TECHNOLOGIES LTD
filed 2014-03-21
CIK 808439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013
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

Ordinary Shares, par value NIS 0.90 per share…………… 8,805,236
(as of December 31, 2013)

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

Yes ☐   No ☒

TABLE OF CONTENTS

Page

INTRODUCTION		1
PART I		4
Item 1.	Identity of Directors, Senior Management and Advisers	4
Item 2.	Offer Statistics and Expected Timetable	4
Item 3.	Key Information	4
	A. Selected Financial Data	4
	B. Capitalization and Indebtedness	6
	C. Reasons for the Offer and Use of Proceeds	6
	D. Risk Factors	7
Item 4.	Information on the Company	22
	A. Business Overview of Gedera, Bental, Limco and Piedmont	29
	B. Government Regulations	57
	C. Property, Plants and Equipment	59
Item 4A.	Unresolved Staff Comments	60
Item 5	Operating and Financial Review and Prospects	60
	A. Research and Development, Patents and Licenses	98
	B. Trend Information	98
	C. Off-Balance Sheet Arrangements	98
	D. Tabular Disclosure of Contractual Obligations	99
Item 6.	Directors, Senior Management and Employees	100
	A. Directors and Senior Management	100
	B. Board Practices	104
	C. Employees	120
	D. Share Ownership	121
Item 7.	Major Shareholders and Related Party Transactions	121
	A. Major Shareholders	121
	B. Related Party Transactions	124
	C. Interests of Experts and Counsel	127
Item 8.	Financial Information	128
	A. Consolidated Statements and Other Financial Information	128
	B. Significant Changes	128
Item 9.	The Offer and Listing	129
	A. Offer and Listing Details	129
	B. Plan of Distribution	130
	C. Markets	131
	D. Selling Shareholders	131
	E. Dilution	131
	F. Expense of the Issue	131
Item 10.	Additional Information	131
	A. Share Capital	131
	B. Memorandum and Articles of Association	131
	C. Material Contracts	136
	D. Exchange Controls	140
	E. Taxation	141
	F. Dividends and Paying Agents	154
	G. Statement by Experts	155
	H. Documents on Display	155
	I. Subsidiary Information	156

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

As of December 31, 2013, we operated under four segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions through our Gedera facility; (ii) OEM of Electric Motion Systems through our Bental subsidiary; (iii) Heat Transfer Services and Products through our Limco subsidiary; and (iv) Maintenance, Repair and Overhaul or “MRO” services for Aviation Components through our Piedmont subsidiary.

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

Through our Bental subsidiary, we are an OEM of a broad range of electric motion systems. Bental is engaged in the design, manufacture and sale of motors, generators, and other electro-mechanical motion systems primarily for the defense and aerospace markets (with respect to the sale of our entire interest in Bental see further below).

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

In addition, TAT, through its Piedmont subsidiary, holds approximately 29.36% of the equity securities of First Aviation Services Inc., or FAvS (See Item 4 – “Information on the Company; History and development of TAT”). FAvS, together with its subsidiaries, offers certain MRO services through two FAA authorized facilities.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  Statements which use the terms “believe”, “expect”, “plan”, “intend”, “estimate”, and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors”.

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

                 Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A.              Selected Financial Data

TAT’s selected historical information is derived from the audited consolidated financial statements of TAT as of December 31, 2013 and 2012 and for each of its fiscal years ended December 31, 2013, 2012 and 2011, which are included elsewhere in this annual statement, and have been prepared in accordance with U.S. GAAP. The selected financial data as of December 31, 2010 and 2009 and for the years ended December 31, 2010 and December 31, 2009 is derived from audited consolidated financial statements of TAT not included in the annual statements, which have been prepared in accordance with U.S. GAAP.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects”, and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Income Statement Data:

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands, except share and per share data)
Revenues:
Products	$34,364	$36,263	$36,837	$25,908	$23,430
Services	45,187	41,652	36,902	40,801	48,340
Total revenues	79,551	77,915	73,739	66,709	71,770
Cost of revenues:
Products	24,892	25,177	24,914	21,859	15,095
Services	35,987	33,362	31,794	29,136	43,780
Write down of inventory and impairment charges of long lived assets	-	-	5,465	3,500	-
Total cost of revenues	60,879	58,539	62,173	54,495	58,875
Gross profit	18,672	19,376	11,566	12,214	12,895
Operating expenses:
Research and development, net	713	995	455	274	408
Selling and marketing	3,150	2,899	2,819	2,948	3,089
General and administrative	9,512	10,110	9,450	11,262	13,686
Impairment of goodwill and intangible assets	-	-	-	4,704	-
Other income	(20)	(13)	(190)	-	-
Gain from sale of the propellers & parts businesses	-	-	-	-	(4,400)
Operating income (loss) from continuing operations	5,317	5,385	(968)	(6,974)	112
Financial income (expenses), net	(50)	(106)	(420)	(33)	41
Other expenses, net	-	-	-	(200)	-
Gain from dilution of interests in affiliated company	-	-	240	-	-
Income (loss) from continuing operations before taxes on income	5,267	5,267	(1,148)	(7,207)	153
Taxes on income (tax benefit)	1,041	2,090	(335)	(4,262)	486
Net income (loss) from continuing operations after taxes on income	4,226	3,189	(813)	(2,945)	(333)
Share in results of affiliated company and impairment of share in affiliated company	1,025	(3,756)	331	(4,510)	(32)
Net income (loss) from continuing operations	5,251	(567)	(482)	(7,455)	(365)
Net income (loss) from discontinued operations, net of tax	(2,429)	(1,147)	(548)	169	2,118
Net income (loss) attributable to TAT Technologies’ shareholders	$2,822	$(1,714)	$(1,030)	$(7,286)	$1,753
Basic and diluted net income (loss) per share
Net income (loss) from continuing operations per share attributable to controlling interest	0.60	(0.06)	(0.05)	(0.84)	(0.05)
Discontinued operations attributable to controlling interest	(0.28)	(0.13)	(0.07)	0.02	0.27
	$0.32	$(0.19)	$(0.12)	$(0.82)	$0.22
Weighted average number of shares used in computing
Basic net income (loss) per share	8,799,237	8,808,075	8,815,003	8,815,003	7,893,639
Diluted net income (loss) per share	8,808,920	8,808,075	8,815,003	8,815,003	7,893,639
Cash dividend per share	$-	$0.28	$-	$-	$0.85

Balance Sheet Data:

	As of December 31,
	2013	2012	2011	2010	2009
	(in thousands)
Working capital	$73,834	$71,430	$70,665	$70,462	$76,748
Total assets	108,880	108,942	115,318	121,427	124,491
Long-term liabilities, excluding current maturities	4,256	6,421	9,333	5,294	13,556
Shareholders’ equity	$85,569	$82,233	$86,370	$88,059	$94,866

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

For the OEM of heat management solutions, TAT’s major competitors are other OEMs who manufacture heat transfer components, including manufacturers based in the U.S. such as the Hughes-Treitler division of Ametek Inc., Lytron Inc., Niagara Thermal, Hamilton Sundstrand, Honeywell International, Liebherr-Aerospace Toulouse S.A., Stewart Werner South Wind Corp., United Aircraft Products and Triumph Thermal Systems, manufacturers based in Europe such as I.M.I. Marston Ltd., Meggitt (including Serck Aviation) and manufacturers based in Asia such as Sumitomo Precision Products from Japan. Many of TAT’s competitors are far larger, have substantially greater resources, including technical, financial, research and development, marketing and distribution capabilities than TAT, and enjoy greater market recognition. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than TAT.  TAT may not be able to offer its products as part of integrated systems to the same extent as its competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of its competitors. Failure to do so could adversely affect TAT’s business, financial condition and results of operations.

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

For the Heat Transfer Services and Products, TAT’s major competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers, including Triumph Accessories (Triumph Corporation), LORI Heat Transfer Center of Honeywell (Tulsa, Oklahoma), SECAN-Honeywell (France),Drake Air – Ametek (Tulsa, Oklahoma), American Cooler Service, Hamilton Malaysia, Lufthansa Technik, Elite.

For the MRO services for Aviation Components, TAT’s major competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers, including Standard Aero Group Inc., Aerotech International Inc., Honeywell International, AAR Corp., Messier- Bugatti-Dowty, Hawker Pacific and APRO.

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

Five customers accounted for approximately 22.2%, 23.1% and 22.2% of TAT’s revenues for the years ended December 31, 2013, 2012 and 2011, respectively. TAT’s major customers may not maintain the same volume of business with TAT in the future. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

A part of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments and are subject to special risks. A loss of all, or a major portion, of the revenues of TAT or any of its subsidiaries from government contracts could have a material adverse effect on TAT’s operations.

A portion of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments accounted for approximately 4.2%, 4.6% and 6.6% of TAT’s revenues on a consolidated basis for the years ended December 31, 2013, 2012 and 2011, respectively.

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

TAT may face significant risks in the management of its inventory, and failure to effectively manage its inventory levels may result in supply imbalances that could harm its business

In connection with our OEM and MRO operations, we maintain an inventory of exchangeable units of heat exchangers, APUs landing gears and other spare parts related to our products in various locations, including with third party logistics providers. Due to the long-lead time of our suppliers and manufacturing cycles, we need to make forecasts of demand and commit significant resources towards these inventories. As such, we are subject to significant risks in managing the inventory needs of our business during the year, including estimates of the appropriate demand across our models. Should actual market conditions differ from our estimates, our future results of operations could be materially adversely affected. In the future, we may be required to record write-downs of finished products and materials on-hand as a result of future changes in our sales forecasts.

TAT faces special risks from international sales operations which may have a material adverse effect on TAT’s business, operating results and financial condition.

In the years ended December 31, 2013, 2012 and 2011, approximately 91.4%, 87.7% and 88.3% of TAT’s sales, respectively, resulted from TAT’s international operations (out of Israel). This source of revenue is subject to various risks, including:

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

TAT’s Ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as the following, some of which are beyond TAT’s control:

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

TAT’s principal shareholders, FIMI Israel Opportunity FIVE, Limited Partnership and FIMI Opportunity V, L.P., or the FIMI Funds, beneficially own together 53.7% of TAT’s outstanding shares. If FIMI shall sell a substantial number of TAT’s Ordinary shares or if the perception that TAT’s principal shareholders may sell a substantial number of TAT’s Ordinary shares exists, the market price of TAT’s Ordinary shares may fall. Any substantial sales of TAT’s shares in the public market also might make it more difficult for TAT to sell equity or equity-related securities in the future at a time, in a place and on terms TAT deems appropriate.

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

TAT was founded in 1985 to develop the computerized systems business of its then parent company, TAT Industries Ltd. (or TAT Industries), a publicly held Israeli corporation then engaged in the manufacture and sale of aeronautical equipment. In December 1991, TAT acquired the heat exchange operations of TAT Industries and in 2000, TAT purchased the remaining operations of TAT Industries relating to the manufacture and maintenance of aviation accessories and leased certain of its properties.

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

Limco provides Heat Transfer MRO services and products to the aerospace industry. Limco’s Federal Aviation Administration, or FAA, certified repair station (located in Oklahoma) provides aircraft with MRO services for airlines, air cargo carriers, maintenance service centers and the military, especially for heat transfer components. In addition to its MRO services, Limco is an OEM of heat transfer products for airplane manufacturers and other selected related products.

In July 2005, Limco acquired Piedmont Aviation Component Services, LLC (“Piedmont”), a company certified by the FAA to perform maintenance, repair and overhaul services of APUs and landing gears. Piedmont’s  FAA, certified repair station (located in North Carolina) provides MRO services for airlines, air cargo carriers, maintenance service centers and the military, especially for landing gear and auxiliary power units (APU).

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

Following a series of transactions occurring between March 2008 and March 2009, TAT acquired 70% control of Bental. The acquisition of Bental shares (for an aggregate price of $9.2 million) was financed by loans in a total amount of $6.25 million received from Bank Mizrahi and TAT’s internal resources.

On December 19 2007, Isal Amlat Industries (1993) Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange (“Isal Amlat”), through KMN Industries Ltd. in which Isal Amlat holds 94% of the issued share capital ("KMN Industries"), purchased the controlling interests in TAT and in TAT Industries, TAT’s then controlling shareholder, by purchasing from Mr. Shlomo Ostersetzer, the former Chairman of TAT’s Board of Directors and TAT’s former President, Mr. Dov Zeelim, the former Vice Chairman of TAT’s Board of Directors and TAT’s former Chief Executive Officer, and entities controlled by FIMI 2001 Ltd., or FIMI 2001, 10% of TAT's then outstanding Ordinary shares for consideration of NIS 50.4M, and 54% of TAT Industries' then outstanding Ordinary shares for consideration of NIS 105.3M.

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

On July 17, 2008 KMN Industries and FIMI 2001 amended the terms of their agreement. Accordingly, 141,443 of TAT’s Ordinary shares constituting then 2% of TAT's outstanding shares were purchased by KMN Industries in December 2008 at a price per share of $19.343 and the remaining 100,000 of TAT’s Ordinary shares constituting then 1.1% of TAT's outstanding shares were purchased by KMN Industries in November 2009 for a total consideration of $2.0 million.

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

TAT believes that FAvS' share market value (FAvS' shares are quoted over the counter - OTC) does not reflect the actual fair value of FAvS' shares, because the extremely low trading volume in FAvS' shares does not reflect an active market. Therefore the fair value of FAvS, at the transaction date, was based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers. According to the appraisal, FAvS' fair value amounted to $22.549 million as of November 30, 2009. As a result of the sale of Piedmont’s propellers and spare parts businesses, TAT recorded a capital gain in the amount of approximately $4.4 million in its statement of income for the year ended December 31, 2009.

On October 1, 2010, Piedmont agreed to secure the guarantee mentioned above for $6.6 million, by providing a letter of credit to the lender for FAvS. Such guaranty was for a period of 15 months ending December 31, 2011 and its amount was to be reduced as such debt amortized in increments of $0.1 million per month. Piedmont was also granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event that the letter of credit is drawn upon. Piedmont also entered into an intercreditor agreement with the lender to FAvS which subordinated Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender. This guarantee was later terminated on March 2013 (see below).

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

Simultaneously with the execution of the Settlement Agreement, Mr. Hollander, the Chief Executive Officer and controlling stockholder of FAvS, purchased 166,113 shares of Class A Common Stock of FAvS at a price of $18.06 per share (for an aggregate price of $3 million) (share price and share amount adjusted as result of a 1 for 20 reverse stock split) following which Piedmont’s interest in FAvS was diluted to 30.6% (29.36% as of December 31, 2013).  In addition, Piedmont agreed to extend its guarantee of the bank debt incurred by FAvS to fund the AeTR transaction through June 30, 2013 and to continue to provide a letter of credit to secure such guarantee.  The amortization schedule for such debt was revised so that no amortization would occur until June 30, 2012.  Thereafter the debt amortized at the rate of $200,000 per month. Such guaranty was terminated in March 2013 (see below).

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

Pursuant to the terms and conditions of the transaction, management believed that there were indicators of impairment with respect to TAT’s investment in FAvS. Accordingly, TAT performed an impairment test of its investment in FAvS, with the assistance of a third party valuation. Based on the results of this test TAT determined that its investment in FAvS was impaired by $3.3 million. The impairment was due to a decline in FAvS’ profitability margins and future forecasted sales levels which related to the business of API, one of FAvS subsidiaries, and approximates TAT’s share in the loss resulting from the API transaction described below.

On March 18, 2013 FAvS sold 97% of the stock of API for a total purchase price of $16.5 million, of which $15.9 million was used to repay debt. The sale resulted in FAvS retaining a 3% equity interest in the API business. The API transaction resulted in a loss from discontinued operations and write-down of the API business of $11.5 million which is included in the FAvS loss for the year ended December 31, 2012. Simultaneously with the transaction FAvS paid-off its term loan in the amount of $4 million thereby terminating the guaranty and releasing the letter of credit provided by TAT to secure such guaranty. Accordingly the restricted deposit associated with the above letter of credit, was released as well.

In October 2012 two lenders to TAT’s then controlling shareholders, KMN Industries and TAT Industries (herein “Controlling Shareholders”), filed separate petitions to the court to enforce certain liens granted to such lenders by each of the Controlling Shareholders. Such liens consisted of KMN Industries’ holdings of an approximately 80% ownership interest in TAT Industries (which in turn owned approximately 43% of the issued share capital of TAT) and KMN Industries’ direct holdings in TAT (which represented approximately 10% of the issued share capital of TAT).

On December 18, 2012 the court appointed permanent receivers on behalf of the two lenders mentioned above for the purpose of jointly realizing the liens granted to such lenders. On March 15, 2013 the receivers of TAT’s shares initiated a bid process for the sale of such shares. On August 7, 2013 the receivers informed TAT that a transaction for the sale of 4,732,351 Ordinary shares of TAT, constituting 53.8% of TAT’s outstanding Ordinary shares as of the date of the transaction, closed after receiving all required approvals and transfer of the agreed consideration by the FIMI Funds.

On February 18, 2014, we entered into an agreement to sell our entire interest in Bental, constituting 70% of Bental’s issued and outstanding share capital, to Bental Investments Agshah Ltd. (“Bental Investments”), for an aggregate consideration of $5 million. Following such transaction, Bental Investments will hold 100% of Bental’s outstanding share capital. Closing of the transaction is expected to take place within the next several weeks.

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

TAT’s activities in the field of Heat Transfer services and products primarily relate to its subsidiary, Limco, and include the maintenance, repair and overhaul of heat transfer equipment and to a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military. Limco is also certified by the European Aviation Safety Agency, or EASA, the Civil Aviation Administration of Thailand (Thai), the Civil Aviation Administration of Indonesia and the Civil Aviation Administration of Brazil.

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

As mentioned above under ‘History and Development of TAT’, Piedmont’s Parts services division, was operated until December 4, 2009, when it was sold to FAvS, in which TAT now holds an equity interest of approximately 29.36%.

FAvS, together with its subsidiaries, offers maintenance, repair and overhaul services through two Federal Aviation Administration authorized facilities. Customers of FAvS include passenger and cargo airlines, general aviation, and military operators.

OEM of Heat Management Solutions

TAT is an OEM of Heat management solutions, primarily through its Gedera facility, to the aerospace and defense industries. The main OEM activity of Gedera is the design and manufacture of a complete line of heat transfer products, including heat exchangers, pre-coolers, oil coolers and cold plates, or heat transfer products. Heat transfer products facilitate the necessary removal and dissipation of heat generated during the operation of mechanical and electronic systems. Gedera’s heat transfer products are generally integrated into a complete cooling systems. Using Gedera’s technological expertise, Gedera designs each of its heat transfer products to meet the specific space, power, performance and other needs of its customers. Gedera’s heat transfer products are marketed worldwide for applications in commercial and military aircraft and electronic systems, the primary users of such equipment. Gedera’s customers include Liebherr-Aerospace Toulouse S.A., or Liebherr, Boeing Aircraft Company, or Boeing, Israel Aerospace Industries, or IAI, Cessna Aircraft Company, or Cessna, Cirrus Aircraft Inc., or Cirrus, Pilatus Aircraft Ltd, or Pilatus, Embraer Empresa Brasileira de Aeronáutica S.A., or Embraer, Eaton Aerospace LLC, or Eaton, Parker Hannifin Corporation, or Parker, as well as the United States Air Force, United States Army, and Navy. Such customers typically enter into supply contracts with Gedera pursuant to which Gedera manufactures specified heat transfer products in connection with the customers’ production or retrofitting of particular aircraft equipment. Such supply contracts are generally long term engagements that may have terms of ten years or more.

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

Gedera also provides limited MRO services for military customers, mainly for aviation accessories as well as for certain heat transfer products. Gedera currently overhauls emergency power systems, hydrazine tanks, jet fuel starters, and cooling turbines and valves for F-16s. In addition, Gedera overhauls anti-icing valves and starters for the Apache helicopter. Customers for Gedera’s MRO services include the Israeli Air Force, IAI, NATO, as well as the United States Air Force, United States Army and Navy.

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

On February 18, 2014, we entered into an agreement to sell our entire interest in Bental, constituting 70% of Bental’s issued and outstanding share capital, to Bental Investments Agshah Ltd. (“Bental Investments”), for an aggregate consideration of $5 million. Following such transaction, Bental Investments will hold 100% of Bental’s outstanding share capital. Closing of the transaction is expected to take place within the next several weeks.

Heat Transfer Services and Products

Through its subsidiary, Limco, TAT provides Heat Transfer services and products to the aerospace industry. Limco’s FAA certified repair station provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. Limco is also certified by EASA, the Civil Aviation Administration of Thailand (Thai), the Civil Aviation Administration of Indonesia and the Civil Aviation Administration of Brazil. Limco specializes in MRO services for components of aircraft, such as heat transfer products and Ozone Converters. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft Heat Exchangers typically require MRO services, including repairs and installation of replacement units, after three to five years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period. Limco’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Limco’s customers include major US domestic and international airlines, air cargo carriers, maintenance service centers, OEMs such as commercial and military aircraft manufacturers and defense contractors, and the U.S. government (Army, Air Force and Coast Guard). Such customers typically enter into MRO contracts with Limco which are generally long term engagements that may have terms of one to five years or more.

Limco is recognized by leading OEMs of aerospace products to provide MRO services for their systems. For example, Limco is a well-recognized Hamilton Sundstrand repair center, providing MRO services for many of its air-to-air heat transfer products. Limco’s repair station is certified by the FAA and EASA.

In addition to its MRO services, Limco also manufactures heat transfer products used in commercial, regional, business and military aircraft, complete environmental control systems and cooling systems for electronics. Customers for Limco’s heat transfer products include the U.S. Army, Air Force and Navy, Raytheon, Boeing, Bell Helicopter, Vought Aircraft, Enstrom Helicopter, Cobham and Gulfstream.

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

MRO services for Aviation Components

Through its subsidiary, Piedmont, TAT provides MRO services for aviation components to the aerospace industry. Piedmont’s FAA and EASA certified repair station provides aircraft component MRO services mainly for airlines, air cargo carriers and maintenance service centers. Piedmont specializes in MRO services for components of aircraft, such as APUs and landing gears. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft components typically require MRO services, including repairs and installation of replacement units, after three to ten years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period.  Piedmont’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Piedmont’s customers include domestic and international airlines, air cargo carriers and maintenance service centers. Such customers typically enter into MRO contracts with Piedmont which are generally long term engagements that may have terms of one to ten years or more.

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

Business Strategy

TAT’s principal strategy is as follows:

•
Enhancing OEM Capabilities — TAT’s goal through Gedera and Limco is to capitalize on its technical expertise, experience and reputation in the markets of heat management solutions, to expand the scope of its OEM offerings both in the airborne and ground segments, for the commercial and defense industries. TAT also intends to continue the transition from the development and manufacture of single components to the development and manufacture of complete systems.

•
Expand the scope of MRO services - TAT’s goal is to use its technical expertise, engineering resources and facilities to provide MRO services for additional types of aircraft and additional aircraft systems, subsystems and components and intends to develop the required technical expertise to provide these additional MRO services.

•
Increasing Market Share — TAT plans to continue its aggressive marketing efforts for new customers as well as to expand its activities with its flagship customers. As part of TAT’s efforts to achieve greater penetration in the international markets, TAT intends to expand its marketing presence in Western Europe, which is TAT’s second largest market, and to substantially increase its presence in Asia,  South America, East Europe and Africa, which are fast growing markets where TAT has had limited sales to date.

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

•
Organic growth and M&A — In addition to growing the existing businesses of Gedera and Limco, TAT also believes that additional acquisition opportunities exist that will complement its OEM and MRO businesses. TAT will continue to pursue targeted complementary business acquisitions which will broaden the scope and depth of its OEM and MRO operations and increase its market share.

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

Heat Transfer Products

Gedera manufactures a wide range of heat transfer products. Gedera specializes in the design and manufacturing of highly efficient, compact and reliable heat transfer products that are designed to meet stringent constraints such as size, weight and applicable environmental conditions. Heat transfer products, such as heat exchangers, pre-coolers, evaporators, oil coolers and cold plates, are integral components of a wide variety of environmental control systems and mechanical and engine systems, as well as a wide range of electronic systems. These systems generate heat during operation that must be removed and dissipated. Heat transfer products facilitate the exchange of the heat created through the operation of these systems by transmitting the heat from a hot medium (air, oil or other fluids) to a cold medium for disposal.

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

Gedera’s principal heat transfer products include air-to-air heat exchangers and pre-coolers and liquid-to-air heat exchangers. Typically, the air-to-air heat exchangers and pre-coolers cool a jet engine’s hot “bleed air” which, when cooled, is then used in the aircraft’s air conditioning, pressurization and pneumatic systems. The liquid-to-air heat exchangers cool liquids such as engine oil, hydraulic oil and other liquid coolants used in other systems.

Gedera provides one stop shop to all of the different types of heat transfer products in certain aircraft. Wide body planes generally require seven different types of heat transfer components, while regional aircraft and helicopters contain approximately three types. Gedera’s heat exchangers and pre-coolers are generally sold for between $2,000 and $20,000 per unit. A significant portion of Gedera’s heat transfer products are sold to customers in connection with the original manufacture or retrofitting of particular aircraft equipment. Gedera generally enters into long-term supply contracts with its customers, which require Gedera to supply heat transfer products as part of a larger project.

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

Limco specializes in the repair and overhaul of heat transfer products. Heat transfer products are devices that efficiently transfer heat from one fluid to another or from hot air to colder air in various cooling systems and are essential components of an aircraft. These products include heat exchangers, oil coolers, pre-coolers, re-heaters, condensers, water separators, fuel heaters and evaporators.

Limco is continually increasing its MRO capabilities based upon market need or customer request. Limco’s capabilities include heat transfer components used in aircraft and systems manufactured by Airbus, Boeing, Bombardier, Cessna, Embraer, Lockheed Martin, Fokker, Liebherr-Aerospace, Gulfstream, British Aerospace and others.

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

Limco performs MRO services at its repair station in Tulsa, Oklahoma which is ISO9000 and AS9100 certified and licensed by the FAA and EASA, as well as by the Civil Aviation Administration of Thailand (Thai), the Civil Aviation Administration of Indonesia and the Civil Aviation Administration of Brazil, to provide MRO services. Limco’s Oklahoma facilities provided MRO services for heat transfer products.

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

OEM Authorizations And Licenses

Limco believes that establishing and maintaining relationships with OEMs of aircraft systems and components, is an important factor in achieving sustainable success as an independent MRO service provider. OEMs grant participants in the overhaul and repair services market authorizations or licenses to perform repair and overhaul services on the equipment they manufacture. OEMs maintain tight controls over their authorized and licensed MRO service providers, in order to maintain high quality of service to their customers, and generally grant very few authorizations or licenses. Obtaining OEM authorizations requires sophisticated technological capabilities, experience-based industry knowledge and substantial capital investment. Limco believes that service providers that have received OEM authorizations and licenses gain a competitive advantage because they typically receive discounts on parts, technical information, OEM warranty support and use of the OEM name in marketing. Limco is an independent MRO service provider that is a well-recognized repair center of Hamilton Sundstrand, the largest heat transfer equipment manufacturer, for its air-to-air heat transfer equipment in North America.

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

TAT’s leading OEM customers are set in the following table:

Aircraft manufacturers	Boeing Aircraft Company, Airbus, Cessna Aircraft Company, Bombardier, Cirrus Aircraft Inc., Pilatus Aircraft Ltd., Embraer, Bell Helicopter, Lockheed Martin.
System manufacturers/integrators and Defense Contractors
Liebherr-Aerospace, Thales Electron Devices, Honeywell International, Rafael, Elbit, IAI, Lockheed, Aeronautics, Schiebel, Martin, Fairchild, British Aerospace, EADS, Eaton Aerospace, Parker Hannifin Corporation.

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

TAT’s leading MRO customers are set in the following table:

Domestic and International Airlines and Air Cargo carriers
Singapore Airlines, Air France-KLM, SAS, Swiss, EL AL, Delta, United, US Airways, Air Canada Jazz, Air Wisconsin, Austrian Airlines, TAM, Saudia, Interjet, Thai, Korean Air, Air India, FedEx and Cargolux.

Maintenance Service Centers	Fokker, Honeywell International, Kellstrom Commercial, Aerokool, Lufthansa Technik, UTAS-Hamilton, SR Technics, Evergreen Aviation Component Services.
Government and Air forces	U.S. Army, Air Force and Navy; Israeli Air force; NATO Air-forces

Due to the long term relationships of TAT with many of its customers, their relative financial stability and their loyalty to TAT, TAT anticipates that the risk of major customer terminations is low. TAT also makes significant efforts to penetrate new markets and to broaden its customer base in order, among other things, to reduce the risk of relying on a small number of customers.

Military Contracts

Sales to the U.S. and Israeli governments accounted for approximately 3.6% and 0.6% of TAT’s revenues for the year ended December 31, 2013, approximately 4.1% and 0.5% of its revenues for the year ended December 31, 2012 and approximately 5.4% and 1.2% of its revenues for the year ended December 31, 2011, respectively.

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

The vast majority of the governmental contracts to which TAT is party to are fixed-price contracts, some of which contain fixed price escalation mechanism. Under these contracts TAT agrees to perform specific work for a fixed price and, accordingly, realizes the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. The allowable government contract costs and fees of TAT are subject to audit and may result in non-reimbursement of some contract costs and fees. While governments reserve the right to conduct further audits, audits conducted for periods through fiscal year 2013 have resulted in no material cost recovery disallowances for TAT.

The eligibility of TAT to perform under its government contracts requires TAT to maintain adequate security measures. TAT has implemented security procedures that it believes adequately satisfies the requirements of its current government contracts.

Sales and Marketing

Gedera

Gedera derives its revenues mainly from sales to customers in the United States, Israel and Europe. The below tables detail Gedera’s (i) geographic revenues; and (ii) revenues derived from commercial and defense customers, for the years ended December 31, 2013 and 2012, before elimination of intercompany sales of $4.0 million and $3.0 million, respectively.

	Year Ended December 31,
	2013		2012
Geographic Region	Revenues In Thousands	Percentage	Revenues In Thousands	Percentage
North America	$14,679	47.1%	$11,064	35.7%
Europe	2,302	7.4	1,966	6.3
France	5,482	17.6	4,604	14.8
Israel	6,359	20.4	9,326	30.1
Other	2,316	7.4	4,072	13.1
Total	$31,138	100%	$31,032	100%

	Year Ended December 31,
	2013		2012
	Revenues In Thousands	Percentage	Revenues In Thousands	Percentage
Commercial Customers	$13,478	43.3%	$14,019	45.2%
Defense Customers	17,660	56.7	17,013	54.8
Total	$31,138	100%	$31,032	100%

Limco

Limco derives its revenues mainly from sales to customers in the US and Europe. The below tables details Limco’s (i) geographic revenues and (ii) revenues derived from commercial and defense customers, for the years ended December 31, 2013 and 2012, respectively.

	Year Ended December 31,
	2013		2012
Sources of Revenues	Revenues in Thousands	Percentage	Revenues In Thousands	Percentage
North America	$20,145	67.4%	$20,175	72.8%
Europe	3,945	13.2	3,210	11.6
Israel	612	2.0	468	1.7
Other	5,205	17.4	3,856	13.9
Total	$29,907	100%	$27,709	100%

	Year Ended December 31,
	2013		2012
	Revenues In Thousands	Percentage	Revenues In Thousands	Percentage
Commercial Customers	$18,561	62.1%	$15,240	55.0%
Defense Customers	11,346	37.9	12,469	45.0
Total	$29,907	100%	$27,709	100%

Piedmont

Piedmont derives its revenues mainly from sales to customers in the US and Europe. The below tables details Piedmont’s geographic revenues and (ii) revenues derived from commercial and defense customers, for the years ended December 31, 2013 and 2012, respectively.

	Year Ended December 31,
	2013		2012
Sources of Revenues	Revenues in Thousands	Percentage	Revenues In Thousands	Percentage
North America	$14,643	65.3%	$16,442	73.3%
Europe	3,713	16.6	93	-
Netherland	1,553	6.9	4,624	21.0
Israel	-	-	-	-
Other	2,521	11.2	1,283	5.7
Total	$22,430	100%	$22,442	100%

	Year Ended December 31,
	2013		2012
	Revenues In Thousands	Percentage	Revenues In Thousands	Percentage
Commercial Customers	$22,430	100%	$22,442	100%
Defense Customers	-	-	-	-
Total	$22,430	100%	$22,442	100%

Gedera, Limco and Piedmont market their products and services through their respective marketing staffs and a worldwide network of independent representatives. Gedera’s, Limco’s and Piedmont’s representatives are strategically located near key customer sites in offices throughout the United States, Europe, the Middle East, Asia and South America. Their staff is in regular contact with engineering and procurement personnel and program managers of existing and target customers to identify new programs and needs for their products, obtain requests for quotations and identify new product opportunities. Gedera’s, Limco’s and Piedmont’s marketing activities also include advertising in technical publications which target heat transfer components and related markets, attending exhibitions, trade shows and professional conferences, organizing seminars and direct mailing of advertisements and technical brochures to current and potential customers and advertising in technical publications which target relevant products and related markets.

We did not include Bental’s sales and marketing since its operating results are disclosed as discontinued operation as of December 31, 2013.

Backlog

At December 31, 2013, TAT had a backlog of approximately $43.3 million for products and services (excluding discontinued operations). TAT anticipates that approximately $27.9 million of such backlog will be delivered by December 31, 2014 and approximately $15.4 million will be delivered by December 31, 2015 and thereafter. At December 31, 2012, TAT had a backlog of approximately $52.7 million for products and services.

Product and Service Warranties

TAT provides warranties for its products and services ranging from one to three years, which vary with respect to each contract and in accordance with the nature of each specific product. To date, TAT’s warranty costs have not been substantial. As of December 31, 2013, the combined warranty reserve for TAT was $228 thousand.

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

The major competitors of TAT in the area of OEM of Heat Management Solutions include manufacturers in the U.S. such as Honeywell International, Hughes-Treitler division of Ametek Inc., Lytron Inc., Kintex, Niagra Thermal, Hamilton Sundstrand, Stewart Werner South Wind Corp., United Aircraft Products and Triumph Thermal Systems, manufacturers based in Europe such as I.M.I. Marston Ltd., Meggitt (including Serck Aviation), Liebherr-Aerospace Toulouse S.A and manufacturers based in Asia such as Sumitomo Precision Products from Japan. Such competitors may enjoy competitive advantages over Gedera, such as:

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

The OEM of Electric Motion Systems operating results aggregated into discontinued operations for each of the three years ended on December 31, 2013, following the sale of our entire interest in this segment.

Heat Transfer Services

The market for Heat Transfer services and products is highly competitive. Competition in this market is based on quality, price, and the ability to provide a broad range of services and to perform repairs and overhauls rapidly. TAT’s competitors in the global Heat Transfer Services can be divided into two main groups:

•
Service Divisions of OEMs – generally, each OEM of products in the heat management solutions segment has the necessary capabilities to provide MRO services for products it designs and manufactures throughout their lifetime – commencing on the initial production period and through the after-market period (service divisions of OEMs). These service divisions of OEMs may also acquire capabilities to service other OEM’s products and to become a provider of MRO services.

•
Service Centers – which provide MRO services for broad range of components and systems. These Service Centers can be either the in-house maintenance services of a number of commercial airlines or other independent service providers.

Accordingly, in the areas of OEM operations, manufacturers of components can compete with manufacturers of complete systems, mainly for small systems.  Such OEM manufacturers can also compete for the provision of MRO services with other providers of MRO services.

For heat transfer MRO services, TAT’s major competitors are the Triumph Accessories, Drake Air- Ametek, LORI Heat Transfer Center of Honeywell, American Cooler, Hamilton Malaysia, Lufthansa Technik and SECAN-Honeywell (France).

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

•
Conducting marketing activities aiming at penetrating new geographical markets and obtaining new customers, while taking advantage of the unique knowledge and expertise that Gedera, Limcoand Piedmont gained in various areas.

•	Entering into additional related operating segments that will enable Gedera, Limco and Piedmont to fulfill its growth potential.

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

•	Constant search for new technologies and manufacturing techniques in the heat management solutions line.

•	Innovations and improvements aiming at enhancing the quality and performance of Gedera’s, Limco’s and Piedmont’s existing products.

•	Cutting delivery times and reducing costs.

•	Entrepreneurship and innovation in the development of new products in an effort to become a market leader and to enter into long term platforms.

Engineering and Manufacturing

As of December 31, 2013, TAT had 392 employees engaged in manufacturing, repair, testing of products and engineering (out of a total of 478 employees – excluding Bental’s employees). TAT believes that its engineering staff provides it with the ability to support its customers with innovative and efficient products while maintaining short product development cycles, high quality design and competitive pricing.

Gedera’s engineering staff has extensive knowledge and experience related to its heat transfer products. Most of Gedera’s product lines have a designated project manager who is an experienced engineer and is in charge of all the activities in his area. The product manager interfaces with the customer, engineering department, manufacturing department and vendors, and is responsible for all aspects of the program including scheduling, adherence to specifications, customer support and reporting.

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

Limco’s engineering department enhances its ability to provide its customers with high-end top quality MRO services, supports the provision of MRO services for new products with commercial potential and supports its OEM activity. Limco’s engineering department employs several certified mechanical and aerospace engineers. Limco’s multi-disciplinary team of engineers specializes, among others, in heat transfer components and supports all processes of thermal and structural analysis, mechanical and metallurgical research and development for manufacturing design. All of Limco’s engineers have direct experience with aerospace component repair and have experience with the process of obtaining supplemental type certificates from the FAA and in obtaining FAA product manufacturing authorizations. Limco utilizes onsite Designated Engineering Representative, or DER, at Piedmont facility who is certified by the FAA to approve the repair of engines, mechanical systems and equipment, which enables Limco to respond quickly to its customers’ needs. Having a DER available on staff allows Limco to enter the market for a particular type of service more quickly than those of its competitors who do not have an immediate access to a DER. Limco works directly with the FAA Aircraft Certification Office in obtaining approvals on projects that are outside its DER’s authority.

Piedmont’s engineering department enhances its ability to provide its customers with high-end top quality MRO services and supports the provision of MRO services for new products with commercial potential. Piedmont’s engineering department employs several certified mechanical and aerospace engineers, including a DER certified by the FAA. Piedmont’s engineers have direct experience with aerospace component repair and have experience with the process of obtaining supplemental type certificates from the FAA and in obtaining FAA product manufacturing authorizations. Piedmont’s onsite DER is certified by the FAA to approve the repair of APUs and equipment, which enables Piedmont to respond quickly to its customers’ needs. Having a DER on staff allows Piedmont to enter the market for a particular type of service more quickly than its competitors who do not employ a DER. Piedmont works directly with the FAA Aircraft Certification Office in obtaining approvals on projects that are outside its DER’s authority.

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

Israeli Export Policy

Exports of military related products are subject to the military export policy of the State of Israel. Current Israeli Government policy encourages exports to approved customers, provided that such exports do not run counter to Israeli policy or national security considerations. Gedera must obtain a permit to initiate a sales proposal and ultimately an export license for the transaction required. Gedera may not be able to obtain export permits or licenses in the future. In addition, governmental policy with respect to military exports may be altered. However, to date Gedera has not encountered any significant difficulties in obtaining necessary permits or licenses for sale of its products.

Proprietary Rights

At the present time Gedera, Limco and Piedmont do not own any patents. Gedera, Limco and Piedmont rely on laws protecting trade secrets, and consider such items proprietary, but TAT believes that Gedera, Limco and Piedmont’s success depends less on the ownership of such proprietary rights than on their innovative skills, technical competences, marketing and engineering abilities. Gedera, Limco and Piedmont have no material registered trademarks.

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

TAT’s operations are also subject to a variety of worker and community safety laws including the Occupational Safety and Health Act of 1970, known as OSHA, which mandates general requirements for safe workplaces for all US employees. In addition, OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances. TAT believes that its operations are in material compliance with OSHA’s health and safety requirements.

TAT believes that it is in material compliance with US, European and other governmental regulations affecting the aerospace and defense industry.

Israeli Regulations

TAT’s operations in Israel are subject to supervision by the Ministry of Defense and Civil Aviation Administration. Gedera and Bental are certified by the Israeli Air Force and the Ministry of Defense for both manufacturing and maintenance. Gedera is also licensed as a repair station for certain components by the Israeli Civil Aviation Administration. In addition, Gedera’s and Bental’s export of certain products and/or know-how is subject to approval by the Department for Control of Defense Export of the Israeli Ministry of Defense, known as API. Permits from API must be obtained for the initiation of sales proposals with regard to such exports, as well as for the actual export of such products.

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

Although TAT seeks to maintain its operations and facilities in compliance with applicable environmental laws, there can be no assurance that TAT has no violations, or that change in such laws, regulations or interpretations of such laws, will not require TAT to make significant additional expenditures to ensure compliance in the future. Currently, TAT does not believe that it will have to make material capital expenditures for its operations to comply with environmental laws or regulations, or to incur material costs for environmental remediation during the 2014 fiscal year.

TAT has received no material third party environmental claims relating to its facilities, and TAT believes that it has all material licenses and certifications that are required in the jurisdictions in which it operates.

C.           Property, Plants and Equipment

The Gedera facility is located in Park Re’em near Gedera. The Park Re’em location houses TAT’s executive offices, Gedera’s research and development and manufacturing operations and includes approximately 344,000 square feet facility. The land of this facility is leased by TAT Industries from the Israel Land Authority, or ILA pursuant to a lease that expires in 2016 with respect to one plot (237,000 square feet) and 2020 with respect the other plot (107,000 square feet). The leases term may be extended for a subsequent period of up to 49 years, subject to payment to be calculated according to the ILA's rules. Approximately 43,000 square feet of the facility was sub-leased to TAT in 1991 until 2020 for rental fees which were paid in advance for the whole sub-lease period. TAT sub-leases the remaining 301,000 square feet of the facility from TAT Industries pursuant to an agreement TAT entered into in connection with the purchase of the operations relating to the manufacture of aviation accessories of TAT Industries in February 2000. The agreement is for a period of 24 years and 11 months and the rental fee is subject to revaluation every fifth year. From 2000 to 2004, TAT paid TAT Industries annual rental fees of approximately $300,000 per year, with an additional incremental payment of 2% per year. In 2005 the rental fee was reviewed by a real estate appraiser, and as a result was increased to $310,000 per year with an additional incremental payment of 2% per year. In 2010 the rental fee was reviewed again by a real estate appraiser, and as a result was increased to $400,000 per year with an additional incremental payment of 2% per year. Total rental payment TAT paid to TAT Industries during 2013, 2012 and 2011 were $424,000, $416,000 and $408,000, respectively. See also Item 7.B "Major Shareholders and Related Party Transactions – Related Party Transactions – Management and Services Agreement with TAT Industries."

The operations of Bental are conducted in Kibbutz Marom-Golan. The Marom-Golan facility is located on a 54,000 square feet land, that houses Bental’s offices, research and development and manufacturing operations that include all together approximately 18,500 square feet. The facility is leased from Bental Investments Cooperative Agricultures Society Ltd. and from Kibbutz Marom-Golan pursuant to a lease expired in December 2013 and suppose to be renwed in the same terms in the near future (for a 14,500 square feet plot) and June 2017 (for a 4,000 square feet plot), respectively. Total rental payment Bental paid in 2013 and 2012 was $53,000 and $51,000, respectively.

Limco owns and operates a 55,000 square feet manufacturing plant in Tulsa, Oklahoma which has historically supported all its business, including its aftermarket heat transfer component repair station. This facility also has housed Limco’s administration, engineering, quality control and support services. Limco also leases an additional 16,000 square feet repair station adjacent to its Tulsa manufacturing plant which has supported its heat transfer component and pneumatic ducting MRO services. In 2013, 2012 and 2011, the annual rental expense for this property was $50,000, $38,000 and $35,000, respectively for each one of these years. The lease expires on October 31, 2016.

Piedmont leases approximately 56,000 square feet space for its facility in Kernersville, North Carolina to support its aftermarket APU, Landing Gear and related component repair station. In 2013, 2012 and 2011, the annual rental expense for this property was $78,000, $78,000 and $70,000, respectively for each one of these years. The lease expires on October 31, 2016. In 2013, 2012 and 2011, Piedmont leased an additional 56,000 square feet space in Kernersville (the majority of the leased space was released in November 2012, out of which 4,400 square feet were leased until July 2013), for which the annual rental expense was $11,000, $69,000 and $86,000, respectively for each one of these years. Piedmont also leases approximately 32,000 square feet for its facility in Winston Salem, North Carolina to support its plating and machining shop as well as related component repairs. In 2013, 2012 and 2011, the annual rental expense for this property was $76,000, $48,000 and $48,000, respectively for each one of these years. The lease expires on December 31, 2017.

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

TAT’s revenues from OEM operations generally have higher gross margins than from MRO services. Respectively, the manufacturing of OEM products require higher level of expertise, associated labor and initial investments than does the provision of MRO services.

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

TAT’s selling and marketing expenses during the past year increased compared to previous year. While TAT plans to tightly monitor and save on its operating expenses, TAT believes that its selling and marketing expenses may increase in the future in accordance with its plans to grow the business of these segments.

TAT’s general and administrative expenses have decreased during 2013, following an increase in 2012 compared to the previous year. The decrease in 2013 was primarily as result of management fees paid in 2012 to our previously controlling shareholder and provision recorded for a doubtful debt in previous year. The increase in 2012 was primarily as result of a provision recorded for a doubtful debt and a decrease in FAvS participation in certain operating expenses during year 2012 in the MRO services for aviation components operating segment

Sources of Revenues

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

TAT specializes in the repair and overhaul of heat transfer products, APUs, landing gear and pneumatic ducting. TAT is a well-recognized repair center for heat transfer products of Hamilton Sundstrand, a leading provider of aerospace products, to provide MRO services for all of its air-to-air heat transfer products, and an authorized repair center by Honeywell, a leading manufacturer of aerospace products and aerospace services provider, to provide MRO services for several of their APU models. TAT’s repair stations are certified by the FAA and the EASA as well as by the Civil Aviation Administration of Vietnam (CAAV) and Thailand (Thai) .

The following table reflects the geographic breakdown of TAT’s revenues for each of the three years ended December 31, 2013:

	Years Ended December 31,
	2013		2012		2011
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Sale of products (*)
North America	$18,016	52.4%	$16,475	45.4%	$21,495	58.0%
Europe	2,292	6.7%	1,966	5.4%	2,507	6.9%
France	5,482	16.0%	4,604	12.7%	3,264	8.9%
Israel	6,248	18.2%	9,147	25.2%	8,218	22.5%
Other	2,326	6.7%	4,071	11.2%	1,353	3.7%
Total	$34,364	100.0%	$36,263	100.0%	$36,837	100.0%

(*) Excluding discontinued operations for each of the years ended on December 31, 2013, 2012 and 2011.

	Years Ended December 31,
	2013		2012		2011
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Services
North America	$27,639	61.2%	$25,648	61.6%	$25,416	68.9%
Europe	7,658	16.9%	4,624	11.1%	3,875	10.5%
Netherland	1,553	3.4%	3,303	7.9%	4,378	11.9%
Israel	612	1.4%	468	1.1%	384	1.0%
Other	7,725	17.1%	7,609	18.3%	2,849	7.7%
Total	$45,187	100.0%	$41,652	100.0%	$36,902	100.0%

TAT’s revenues from its four operational segments for the three years ended December 31, 2013 were as follows:

	Year Ended December 31,
	2013			2012		2011
	Revenues in Thousands	% of Total Revenues		Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Revenues (*)
OEM of Heat Management Solutions	$31,138	39.1%		$31,032	39.8%	$30,020	40.7%
Heat Transfer Services and Products	29,907	37.6%		27,709	35.6%	27,603	37.4%
MRO services for Aviation Components	22,429	28.2%		22,442	28.8%	20,146	27.3%
Eliminations	(3,923)	(4.9	) %	(3,268)	(4.2)%	(4,030)	(5.4)%
Total revenues	$79,551	100.0%		$77,915	100.0%	$73,739	100.0%

(*) Excluding discontinued operations for each of the years ended on December 31, 2013, 2012 and 2011.

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

Impairment of goodwill and intangible assets. During the second quarter ended June 30, 2012, management believed that there were indicators of impairment of goodwill in its OEM of Electric Motion System reporting unit, primarily due to a decline in future forecasted sales levels and profitability margins resulting from the continued weakness in the defense industry. Accordingly, the Company performed an impairment test of goodwill, as of June 30, 2012, for this reporting unit, with the assistance of an independent appraisal. Based on the results of this test, the Company determined that the entire balance of goodwill included in this reporting unit was impaired and recorded an impairment charge of $1.0 million.

Financial income (expense), net. Financial income (expense), net consists of income and interest expense. Interest expense relates to the interest paid to banks and changes in the rate of the NIS against the U.S. dollar.

Other income (expense). Other income (expense) results from capital gain on sale of property and equipment.

Tax expense (income). Tax expense consists of Israeli, U.S. federal, state and local taxes on the income of TAT’s business and changes in deferred tax assets (liabilities).

Net loss from discontinued operations. Consists of a $1.9 million loss from the sale of entire interest in Bental, which assets and liabilities were segregated at the end of 2013 and classified as held for sale assets and liabilities. In addition, the Company recorded a loss from discontinued operations of $0.2 million for the year ended on December 31, 2013.

Impairment of share in associated company. During the quarter ended June 30, 2012, TAT recognized an impairment with respect to its approximately 30% interest in FAvS, which was based on an independent appraisal.

Critical Accounting Policies and Estimates

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

TAT’s management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of TAT’s consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the reported financial results include the following:

•	Revenue recognition

•	Inventory valuation

•	Goodwill, Intangible assets and Long-lived assets

•	Income taxes

•	Doubtful debts

•	Fair value estimation of TAT’s investment in FavS, performed by management with the assistance of an independent appraisal.

•	Held for sale classification and discontinued operations.

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

TAT’s activities in the area of OEM of Electric Motion Systems primarily relate to its subsidiary, Bental, and include the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. On February 18, 2014, we entered into an agreement to sell our entire interest in Bental, constituting 70% of Bental’s issued and outstanding share capital, to Bental Investments Agshah Ltd. (“Bental Investments”), for an aggregate consideration of $5 million. Following such transaction, Bental Investments will hold 100% of Bental’s outstanding share capital. Closing of the transaction is expected to take place within the next several weeks.

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

Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passes) to the customer. Management provides for losses, if expected for the remaining portion of such contracts. For the years ended December 31, 2013, 2012 and 2011, no losses have been recognized for such fixed price contracts.

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

As of December 31, 2013 and 2012, there are no goodwill or other remaining identifiable intangible assets included on the balance sheet.

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

On December 4, 2009, the Company, through its subsidiary Piedmont, signed an investment agreement with FAvS. According to the agreement, Piedmont was issued 288,334 shares of Class B Common stock of First Aviation Services Inc., or FAvS, representing 37% of FAvS' then share capital (total number of shares acquired is adjusted as result of a 1 for 20 reverse stock split) and $ 750 thousand of FAvS Preferred shares (entitlement to cash dividends at an annual rate of 12% payable quarterly or to additional Preferred shares at an annual rate of 15%) in return for Piedmont's propeller and parts businesses. The net assets value  as of December 4, 2009, of the propeller and parts businesses was $4,325 thousand, the fair value of FAvS' Ordinary shares and Preferred shares was $8,931 thousand (including businesses' acquisition expenses of $200 thousand).  Accordingly, the Company recorded $4.4 million of capital gain.

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

Pursuant to the terms and conditions of the transaction, management believed that there were indicators of impairment with respect to TAT’s investment in FAvS. Accordingly, the Company performed an impairment test of its investment in FAvS, with the assistance of an independent appraisal. Based on the results of this test the Company determined that its investment in FAvS was impaired by $3.3 million. The impairment was due to a decline in FAvS’ profitability margins and future forecasted sales levels which related to the business of API, one of FAvS subsidiaries, and approximates TAT’s share in the loss resulting from the API Transaction discussed below.

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

FAvS audited consolidated financial statements for the year ended December 31, 2012, which were signed on March 20, 2013, included a restatement of 2011 consolidated results to correct errors in previously reported amounts. TAT's management reviewed the restatement and its effect on the consolidated financial statements of TAT and found it to be immaterial. Accordingly, no restatement was recorded in TAT's consolidated financial statements.

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

Held for sale classification and discontinued operations

At December 31, 2013, held for sale assets and liabilities consisted of Bental, the OEM of Electric Motion Systems operating segment, and its results of operations are presented as discontinued operations in the consolidated statement of operations.

Key Indicators

TAT’s management evaluates its performance by focusing on key performance indicators, which are revenues, sources of revenues, gross profit and operating income. These key performance indicators are primarily affected by the competitive landscape in which TAT operates and its ability to meet the challenges posed.

The following table presents, for the periods indicated, information concerning TAT’s results of operations:

	Year Ended December 31
	2013(*)	2012(*)	2011(*)
	(in thousands)
Revenues
OEM of Heat Management Solutions	$31,138	$31,032	$30,020
Heat Transfer Services and Products	29,907	27,709	27,603
MRO services for Aviation Components	22,429	22,442	20,146
Eliminations	(3,923)	(3,268)	(4,030)
Total revenues	79,551	77,915	73,739
Cost of revenues
OEM of Heat Management Solutions	24,141	23,105	22,662
Heat Transfer Services and Products	21,600	19,671	20,173
MRO services for Aviation Components	19,224	19,044	17,882
Write down of inventory and impairment charges of long lived assets	-	-	5,465
Eliminations	(4,086)	(3,281)	(4,009)
Total cost of revenues	60,879	58,539	62,173
Research and development costs, net	713	995	455
Selling and marketing	3,150	2,899	2,819
General and administrative	9,512	10,110	9,450
Other income	(20)	(13)	(190)
Operating income (loss) from continuing operations	5,317	5,385	(968)
Financial expense, net	(50)	(106)	(420)
Gain from dilution of interests in affiliated company	-	-	240
Income (loss) from continuing operations before taxes on income	5,267	5,279	(1,148)
Taxes on income (tax benefit)	1,041	2,090	(335)
Net income (loss) from continuing operations after taxes on income	4,226	3,189	(813)
Share in results of affiliated company and impairment of share in affiliated company	1,025	(3,756)	331
Net income (loss) from continuing operations	5,251	(567)	(482)
Net loss from discontinued operations, net of tax	(2,429)	(1,147)	(548)
Net income (loss) attributable to TAT Technologies Ltd. shareholders	$2,822	$(1,714)	$(1,030)

(*) Excluding discontinued operations for each of the years ended on December 31, 2013, 2012 and 2011.

The following table presents, for the periods indicated, information concerning TAT’s results of operations as a percentage of revenues:

	Year Ended December 31,
	2013(**)	2012(**)	2011(**)
Revenues
OEM of Heat Management Solutions	39.1%	39.8%	40.7%
Heat Transfer Services and Products	37.6	35.6	37.4
MRO services for Aviation Components	28.2	28.8	27.3
Eliminations	(4.9)	(4.2)	(5.4)
Total revenues	100.0	100.0	100.0
Cost of revenues
OEM of Heat Management Solutions	30.3	29.7	30.7
Heat Transfer Services and Products	27.2	25.2	27.4
MRO services for Aviation Components	24.2	24.4	24.3
Write down of inventory and impairment charges of long lived assets	*	*	7.3
Eliminations	(5.1)	(4.2)	(5.3)
Cost of revenues	76.5	75.1	84.4
Research and development costs, net	0.9	1.3	0.6
Selling and marketing	4.0	3.7	3.8
General and administrative	12.0	13.0	12.8
Other income	-	-	(0.3)
Operating income (loss) from continuing operations	6.7	6.9	(1.3)
Financial expense, net	(0.1)	(0.1)	(0.6)
Gain from dilution of interests in affiliated company	-	-	0.3
Income (loss) from continuing operations before taxes on income	6.6	6.8	(1.6)
Taxes on income (tax benefit)	1.4	2.7	0.5
Net income (loss) from continuing operations after taxes on income	5.2	4.1	(1.1)
Share in results of affiliated company and impairment of share in affiliated company	1.3	(4.8)	0.5
Net income (loss) from continuing operations	6.5	*	*
Net loss from discontinued operations, net of tax	(3.0)	(1.5)	(0.7)
Net income (loss) attributable to TAT Technologies’ Shareholders	3.5%	(2.2)%	(1.4)%
________________________
* Less than one percent.

(**) Excluding discontinued operations for each of the years ended on December 31, 2013, 2012 and 2011.

Year ended December 31, 2013 compared with Year ended December 31, 2012

Revenues. Total revenues were $79.6 million for the twelve months ended December 31, 2013, compared to $77.9 million for the twelve months ended December 31, 2012, an increase of 2.1%. This reflects (i) the increase in revenues in the OEM of Heat Management Solutions segment; (ii) the increase in revenues in the Heat Transfer Services and Products segment; and (iii) similar revenues in the MRO Services for Aviation Components segment.

Revenues from OEM of Heat Management Solutions. Revenues from OEM of Heat Management Solutions operating segment increased to $31.1 million for the year ended December 31, 2013 from $31.0 million for the year ended December 31, 2012, an increase of 0.3%.

Revenues from Heat Transfer Services and Products. Revenues from Heat Transfer Services and Products operating segment increased to $29.9 million for the year ended December 31, 2013, from $27.7 million for the year ended December 31, 2012, an increase of 7.9%.

Revenues from MRO services for Aviation Components. Revenues from MRO services for Aviation Components operating segment were $22.4 million for the year ended December 31, 2013, similar to $22.4 million for the year ended December 31, 2012.

The increase was attributable to increased sales both to existing and new customers.

Cost of revenues. Cost of revenues was $60.9 million for the twelve months ended December 31, 2013, compared to the $58.5 million for the twelve months ended December 31, 2012, an increase of 4.0%. This reflects the increase in cost of revenues in all our operating segments - the OEM of Heat Management Solutions, the Heat Transfer Services and Products and in the MRO Services for Aviation Components operating segments, which is primarily attributable to the increase in material cost associated with the increase in revenues.

Cost of revenues as a percentage of revenues was 76.5% for the twelve months ended December 31, 2013, compared to 75.1% for the twelve months ended December 31, 2012. This is primarily attributable to product mix with lower margin products sold during 2013 in the OEM of Heat Management Solutions, in the Heat Transfer Services and Products and in the MRO Services for Aviation operating segments.

Cost of revenues for OEM of Heat Management Solutions. Cost of revenues for OEM of Heat Management Solutions operating segment increased to $24.1 million for the year ended December 31, 2013, from $23.1 million for the year ended December 31, 2012, an increase of 4.5%. This increase in primarily attributable to the increase in material cost associated with the increase in revenues in 2013.

Cost of revenues as a percentage of revenues in this segment increased to 77.5% in the year ended December 31, 2013, from 74.5% for the year ended December 31, 2012. Primarily as a result of product mix with lower margin products sold during year 2013 along with higher rate of fixed production costs in 2013 compared with 2012.

Cost of revenues for Heat Transfer Services and Products. Cost of revenues for Heat Transfer Services and Products operating segment increased to $21.6 million for the year ended December 31, 2013 from $19.7 million for the year ended December 31, 2012, an increase of 9.8%. This increase in primarily attributable to the increase in material cost associated with the increase in revenues in 2013.

Cost of revenues as a percentage of revenues in this segment increased to 72.2% in the year ended December 31, 2013 from 71.0% for the year ended December 31, 2012, primarily as a result of product mix with lower margins sold during year 2013.

Cost of revenues for MRO services for Aviation Components. Cost of revenues for MRO services for Aviation Components operating segment increased to $19.2 million for the year ended December 31, 2013 from $19.0 million for the year ended December 31, 2012, an increase of 0.9%.

Cost of revenues as a percentage of revenues in this segment increased to 85.7% in the year ended December 31, 2013 from 84.9% for the year ended December 31, 2012, primarily as a result of product mix with lower margin products sold during year 2013.

Research and development, net. Research and Development expenses were $0.7 million for the twelve months ended December 31, 2013, compared to $1.0 million for the twelve months ended December 31, 2012, a decrease of 28.3%, and are related to new products and technologies within the OEM of Heat Management Solutions and the Heat Transfer Services and Products operating segments.

Research and Development expenses as a percentage of revenues were 0.9% for the twelve months ended December 31, 2013 compared to 1.3% for the twelve months ended December 31, 2012. TAT expects to invest additional resources in research and development activities, and accordingly will continue to incur and record additional research and development expenses in coming years.

Selling and marketing. Selling and marketing expenses were $3.1 million for the twelve months ended December 31, 2013, compared to $2.9 million for the twelve months ended December 31, 2012, an increase of 8.7%. This was impacted by (i) the increased expenses in the OEM of Heat Management Solutions operating segment, primarily attributable to increased agents’ commissions; and (ii) the increased expenses in the Heat Transfer Services and Products and in the MRO Services for Aviation Components operating segments, primarily attributable to increased payroll costs.

Selling and marketing expenses as a percentage of revenues were 4.0% for the twelve months ended December 31, 2013, similar to 3.7% for the twelve months ended December 31, 2012. TAT expects to continue to invest additional resources in selling and marketing activities in coming years.

General and administrative. General and administrative expenses were $9.5 million for the twelve months ended December 31, 2013, compared to $10.1 million for the twelve months ended December 31, 2012, a decrease of 5.9%. The decrease in general and administrative expenses was impacted by (i) the decrease in general and administrative expenses in the OEM of Heat Management Solutions operating segment, primarily attributable to the decrease in management fees to our previously controlling shareholder and professional services expenses; (ii) the decrease in general and administrative expenses in the Heat Transfer Services and the Products operating segment, primarily attributable to the decrease in payroll costs; and (iii) the decrease in general and administrative expenses in the MRO Services for Aviation Components operating segments, primarily attributable to the decrease in payroll costs and a provision recorded for doubtful debt in the first quarter of 2012.

General and administrative expenses as a percentage of revenues were 12.0% for the twelve months ended December 31, 2013, compared to 13.0% for the twelve months ended December 31, 2012.

Operating income from continuing operations. For the twelve months ended December 31, 2013, TAT reported operating income of $5.3 million compared to operating income of $5.4 million for the twelve months ended December 31, 2012, a decrease of 1.3%. The decrease in operating income is attributable to (i) the decrease in operating income in the OEM of Heat Management Solutions operating segment; (ii) the increase in operating loss in the MRO Services for Aviation Components operating segment; partially offset by (iii) the increase in operating income in the Heat Transfer Services and the Products operating segment.

Financial expenses. Financial expenses for the twelve months ended December 31, 2013 were $0.9 million, compared to $2.1 for the twelve months ended December 31, 2012. Financial expenses during the twelve months ended December 31, 2013 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel, bank fees and interest payments on long-term loans.

Financial income. Financial income for the twelve months ended December 31, 2013 was $0.9 million, compared to $2.0 million for the twelve months ended December 31, 2012. Financial income during the twelve month period ended on December 31, 2013 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel, interest received from the Israeli tax authorities for excess payments made in previous years and from interest received on short-term investments.

Taxes on income. Taxes on income for the twelve months ended December 31, 2013, amounted to $1.0 million, compared to $2.1 million for the twelve months ended December 31, 2012. Taxes on income for the twelve months ended December 31, 2013, were impacted by (i) tax benefit recorded in the OEM of Heat Management solutions operating segment, primarily attributable to previous years assessment; (ii) the increase in pre-tax loss in the MRO Services for Aviation Components operating segment; and (iii) similar taxes on income in the Heat Transfer Services and Products operating segment.

Share in Results of affiliated company. TAT recognized income of $1.1 million from its approximately 30% interest in FAvS’ results for the twelve months ended December 31, 2013 compared to a loss of $0.45 million for the twelve months ended December 31, 2012.

Impairment of share in affiliated company. During the twelve months ended December 31, 2012 TAT recognized an impairment of $3.3 million with respect to its approximately 30% interest in FAvS. This was based on an impairment test performed by the Company, with the assistance of an independent appraisal.

Net income from continuing operations. TAT recognized net income from continuing operations of $5.2 million for the twelve months ended December 31, 2013 compared to net income of $2.7 million for the twelve months ended December 31, 2012 (excluding $3.3 million impairment charge recorded in the second quarter of 2012, with respect to TAT’s investment in FAvS), which reflects an increase of 92% in 2013.

Net loss from discontinued operations. For the twelve months ended December 31, 2013, TAT recognized an impairment of $3.3 million attributable to the sale of our entire interest in Bental, the OEM of Electric Motion Systems (out of which $2.3 million attributed to controlling interest), as mentioned above. In addition, we recognized a net loss from discontinued operations of $0.1 million (after tax), compared to a net loss from discontinued operations of $1.1 million (after tax) for the twelve months ended December 31, 2012, attributable to our 70% held Bental subsidiary.

Net income (loss) from continuing operations attributable to controlling interest. TAT recognized net income of $2.8 million for the twelve months ended December 31, 2013 compared to net loss of $1.7 million for the twelve months ended December 31, 2012.

Year ended December 31, 2012 compared with Year ended December 31, 2011

Revenues. Total revenues were $77.9 million for the twelve months ended December 31, 2012, compared to $73.7 million for the twelve months ended December 31, 2011, an increase of 5.7%. This reflects the increase in revenues in all our operating segments - the OEM of Heat Management Solutions segment, the Heat Transfer Services and Products segment and the MRO Services for Aviation Components segment

Revenues from OEM of Heat Management Solutions. Revenues from OEM of Heat Management Solutions operating segment increased to $31.0 million for the year ended December 31, 2012 from $30.0 million for the year ended December 31, 2011, an increase of 3.4%.

Revenues from Heat Transfer Services and Products. Revenues from Heat Transfer Services and Products operating segment increased to $27.7 million for the year ended December 31, 2012, from $27.6 million for the year ended December 31, 2011, an increase of 0.4%.

Revenues from MRO services for Aviation Components. Revenues from MRO services for Aviation Components operating segment increased to $22.4 million for the year ended December 31, 2012, from $20.1 million for the year ended December 31, 2011, an increase of 11.4%. The increase was attributable to increased sales both to existing and new customers.

Cost of revenues. Cost of revenues was $58.5 million for the twelve months ended December 31, 2012, compared to $56.8 million for the twelve months ended December 31, 2011 (excluding  a $5.46 million write down of inventories and impairment charges of long lived assets recorded in the 2011 third quarter), an increase of 3.2%. This reflects (i) the increase in cost of revenues in the OEM of Heat Management Solutions operating segment and in the MRO Services for Aviation Components operating segment, which is primarily attributable to the increase in revenues in these operating segments; partially offset by (ii) the decrease in cost of revenues in the Heat Transfer Services and Products operating segment which is primarily attributable to decreased material costs.

Cost of revenues as a percentage of revenues was 75.1% for the twelve months ended December 31, 2012, compared to 76.9% for the twelve months ended December 31, 2011 (excluding  a $5.46 million write down of inventories and impairment charges of long lived assets recorded in the 2011 third quarter). This decrease is primarily attributable to (i) product mix with higher margin products sold during this period along with lower rate of fixed production costs in the MRO Services for Aviation Components operating segment (partially affected by the sale of inventory items that were impaired of approximately $0.6 million in previous years) and in the OEM of Heat Management Solutions operating segments; and (ii) product mix with higher margin products in the Heat Transfer Services and Products operating segment.

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

Write down of inventory and impairment of long lived assets. For the twelve months ended December 31, 2011, charges under this item were $5.46 million attributable to a write down of inventory and impairment charges of intangible assets and fixed assets in the MRO Services for Aviation Components operation.

Research and development, net. Research and Development expenses were $1.0 million for the twelve months ended December 31, 2012, compared to $0.5 million for the twelve months ended December 31, 2011, an increase of 119%, and are related to new products and technologies within the OEM of Heat Management Solutions and the Heat Transfer Services and Products operating segments.

Research and Development expenses as a percentage of revenues were 1.3% for the twelve months ended December 31, 2012 compared to 0.6% for the twelve months ended December 31, 2011. TAT expects to invest additional resources in research and development activities, and accordingly will continue to incur and record additional research and development expenses in coming years.

Selling and marketing. Selling and marketing expenses were $2.9 million for the twelve months ended December 31, 2012, similar to $2.8 million for the twelve months ended December 31, 2011. This was impacted by (i) the increased expenses in the OEM of Heat Management Solutions operating segment, primarily attributable to increased payroll costs, commissions and exhibition expenses; (ii) similar expenses in the Heat Transfer Services and Products operating segment; offset by (iii) the decreased expenses in the MRO Services for Aviation Components operating segment, attributable to decreased payroll costs, commissions and exhibition expenses.

Selling and marketing expenses as a percentage of revenues were 3.7 % for the twelve months ended December 31, 2012, similar to 3.8% for the twelve months ended December 31, 2011. TAT expects to continue to invest additional resources in selling and marketing activities in coming years.

General and administrative expenses. General and administrative expenses were $10.1 million for the twelve months ended December 31, 2012, compared to $9.45 million for the twelve months ended December 31, 2011, an increase of 7.0%. The increase in general and administrative expenses was impacted by (i) the increased expenses in the MRO Services for Aviation Components operating segment primarily attributable to a provision recorded for doubtful debt in the first quarter and to a decrease in FAvS’ participation in certain operating expenses; (ii) the increased expenses in the Heat Transfer Services and Products operating segment, primarily attributable to the increase in payroll costs and employee related expenses; partially offset by (iii) the decreased expenses in the OEM of Heat Management Solutions operating segment primarily attributable to decreased payroll costs.

General and administrative expenses as a percentage of revenues were 13.0% for the twelve months ended December 31, 2012, compared to 12.8% for the twelve months ended December 31, 2011.

Operating income (loss) from continuing operations. For the twelve months ended December 31, 2012, TAT reported operating income of $5.4 million compared to operating income of $4.5 million for the twelve months ended December 31, 2011 (excluding the above mentioned non-recurring write down of inventories and impairment charges of long lived assets recorded in 2011 third quarter), an increase of 19.7%. The increase in operating income is attributable to (i) the increase in operating income in the OEM of Heat Management Solutions operating segment; (ii) the decrease in operating loss in the MRO Services for Aviation Components operating segment; partially offset by (iii) the moderate decrease in operating income in the Heat Transfer Services and Products operating segment.

Financial expenses. Financial expenses for the twelve months ended December 31, 2012 were $2.0 million, similar to $2.1 for the twelve months ended December 31, 2011. Financial expenses during the twelve months ended December 31, 2012 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel, realized losses from hedging transactions, bank fees and interest payments on short-term credit and long-term loans.

Financial income. Financial income for the twelve months ended December 31, 2012 was $2.0 million, compared to $1.7 million for the twelve months ended December 31, 2011. Financial income during the twelve month period ended on December 31, 2012 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, change in fair value of unrealized hedging transactions profits, interest received from the Israeli tax authorities for excess payments made in previous years and from interest received on short-term investments.

Taxes on income (tax benefit). Taxes on income for the twelve months ended December 31, 2012, amounted to $2.1 million, compared to a tax benefit of $0.3 million for the twelve months ended December 31, 2011. Taxes on income for the twelve months ended December 31, 2012, were impacted by (i) the decrease in pre-tax loss incurred in 2012 compared to the pre-tax loss incurred in 2011 in the MRO Services for Aviation Components operating segment; partially offset by (ii) the decrease in tax expenses in the OEM of Heat Management Solutions operating segment, mainly due to the  adoption of a new tax regulation under the Law for the Encouragement of Capital Investments in 2011; and (iii) the decrease in pre-tax income in the Heat Transfer Services and Products operating segment.

Share in Results of affiliated company. TAT recognized a loss of $0.45 million from its approximately 30% interest in FAvS’ results for the twelve months ended December 31, 2012 compared to income of $0.3 million for the twelve months ended December 31, 2011.

Impairment of share in affiliated company. During the twelve months ended December 31, 2012 TAT recognized an impairment of $3.3 million with respect to its approximately 30% interest in FAvS. This was based on an impairment test performed by the Company, with the assistance of an independent appraisal.

Net income (loss) from continuing operations. TAT recognized net loss from continuing operations of $0.6 million for the twelve months ended December 31, 2012 compared to net loss from continuing operations of $0.5 million for the twelve months ended December 31, 2011. The net loss reported for the twelve months ended December 31, 2012 is the result of a $3.3 million impairment charge recorded in the second quarter of 2012, with respect to TAT’s investment in FAvS. The net loss reported for the twelve months ended December 31, 2011 was the result of a $5.46 million (before taxes) write down of inventories and impairment charges of long lived assets ($3.6 million, net of taxes). Excluding these impairment charges net income from continuing operations for the twelve month period ended December 31, 2012, was $2.7 million compared to net income from continuing operations of $3.1 million for twelve month period ended December 31, 2011, a decrease of 13% in net income.

Net loss from discontinued operations. For the twelve months ended December 31, 2012, TAT recognized a net loss from discontinued operations of $1.1 million (after tax), compared to a net loss from discontinued operations of $0.5 million (after tax) for the twelve months ended December 31, 2011, attributable to our 70% held Bental subsidiary.

Net loss from continuing operations attributable to controlling interest. TAT recognized net loss of $1.7 million for the twelve months ended December 31, 2012 compared to net loss of $1.0 million for the twelve months ended December 31, 2011.

Quarterly Results of Operations

The following table presents the unaudited consolidated statements of operations data for each of the eight fiscal quarters ended December 31, 2013, in dollars and as a percentage of revenues. In the opinion of TAT’s management, this unaudited information has been prepared on the same basis as TAT’s audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair statement of the unaudited information for the quarters presented. The results of operations for any quarter are not necessarily indicative of results that TAT might achieve for any subsequent periods.

	Three months ended
	2013				2012
	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
	($ in thousands)
Revenues	$21,197	$18,957	$19,819	$19,578	$19,947	$19,643	$19,449	$18,874
Cost of revenues	16,406	14,887	14,983	14,603	15,315	14,699	14,132	14,392
Gross profit (loss)	4,791	4,070	4,836	4,975	4,632	4,944	5,317	4,482
Research and Development, net	107	177	205	224	250	136	480	129
Selling and marketing	816	768	800	766	695	663	781	760
General and administrative	2,554	2,206	2,439	2,313	2,905	2,165	2,416	2,624
Other income	(7)	-	(6)	(7)	(9)	-	(4)	-
Operating income from continuing operations	1,321	919	1,398	1,679	791	1,980	1,644	969
Financial income (expenses), net	(56)	(27)	17	16	54	(31)	(404)	275
Income from continuing operations before taxes on income	1,265	892	1,415	1,695	845	1,949	1,240	1,244
Taxes on income (tax benefit)	(139)	245	452	483	194	572	1,008	316
Share in results of affiliated company and impairment of share in affiliated company	(91)	18	187	911	(540)	136	(3,312)	(40)
Net income (loss) from continuing operations	1,313	665	1,150	2,123	110	1,513	(3,080)	888
Net income (loss)from discontinued operations, net of tax	(2,005)	118	(126)	(416)	19	257	(1,119)	(304)
Net income (loss) attributable to TAT Technologies’ Shareholders	$(692)	$783	$1,024	$1,707	$129	$1,770	$(4,199)	$584
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	77.4	78.5	75.6	74.6	76.8	74.8	72.7	76.2
Gross profit (loss)	22.6	21.5	24.4	25.4	23.2	25.2	27.3	23.8
Research and Development, net	0.5	0.9	1.0	1.1	1.3	0.7	2.5	0.7
Selling and marketing	3.8	4.1	4.0	3.9	3.5	3.4	4.0	4.0
General and administrative	12.1	11.6	12.4	11.8	14.4	11.0	12.4	13.9
Other income	-	*	*	*	-	*	*	0.1
Operating income (loss) from continuing operations	6.2	4.9	7.0	8.6	4.0	10.1	8.4	5.1
Financial income (expenses), net	(0.2)	(0.1)	0.1	0.1	0.2	(0.2)	(2.0)	1.5
Income (loss) from continuing operations before taxes on income	6.0	4.8	7.1	8.7	4.2	9.9	6.4	6.6
Taxes on income (tax benefit)	(0.2)	1.3	2.2	2.5	1.0	2.9	5.2	1.7
Share in results of affiliated company and impairment of share in affiliated company	(0.4)	0.1	0.9	4.6	(2.7)	0.7	(17.0)	(0.2)
Net income (loss) from continuing operations	6.2	3.5	5.8	10.8	0.6	7.7	(15.9)	4.7
Net income (loss)from discontinued operations, net of tax	(9.5)	0.6	(0.6)	(2.1)	*	1.3	(5.7)	(1.6)
Net income (loss) attributable to TAT Technologies’ Shareholders	(3.3)%	4.1%	5.2%	8.7%	0.6%	9.0%	(21.6)%	3.1%

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

Seasonality

In the OEM industry in general and in TAT’s OEM businesses in particular, the majority of customers operate based on annual budgets and tend to utilize during the fiscal fourth quarter the remaining balance of any un-used budgets. This trend is more typical with customers from the defense industry. Accordingly, TAT is more likely to generate increased revenues in the OEM businesses (such as TAT’s OEM of Heat Management Solutions) during the fiscal fourth quarter. The aviation industry is known for its highest traffic in the third quarter, primarily attributable to summer vacations. As a result, during the fiscal third quarter, airlines tend to postpone, to the extent possible, maintenance and repair of their aircraft to minimize aircraft grounding. Accordingly, TAT is more likely to notice decreased revenues in the MRO businesses (such as TAT’s MRO for Aviation Components and Heat Transfer Services and Products) during the fiscal third quarter with recovery during subsequent quarters.

Conditions in Israel

TAT is incorporated under the laws of the State of Israel, and its principal executive offices and manufacturing and research and development facilities are located in the State of Israel. See “RISK FACTORS” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect TAT’s operations.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation (appreciation) of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate%	NIS appreciation (devaluation) to the US dollar rate%	Israeli inflation adjusted for appreciation (devaluation) %
2003	(1.9)	7.6	5.7
2004	1.2	1.6	2.8
2005	2.4	(6.8)	(4.4)
2006	(0.1)	8.2	8.1
2007	3.4	9.0	12.4
2008	3.8	1.1	4.9
2009	3.9	0.7	4.6
2010	2.7	6.4	9.1
2011	2.2	(7.7)	(5.5)
2012	1.4	2.3	3.7
2013	2.0	7.5	9.5

A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of its expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the U.S. dollar. This devaluation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the U.S. dollar. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked NIS assets and the U.S. dollar amounts of any unlinked NIS liabilities and expenses. During the 2011 the NIS depreciated against the U.S. dollar by 7.7%. Such trend was continued through the end of September 2012, during which the NIS depreciated by additional 2.4%. By the end of 2012 this trend had reversed and the NIS appreciated by 4.6%. During 2013, the NIS appreciated against the U.S. dollar by 7.0%. Through March 19, 2014 exchange rates between the NIS and the U.S. dollar have not changed materially.

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

Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2011 was 24% and was due to further gradually reduce to 18% in 2016 and thereafter. Nevertheless, on December 5, 2011, the Knesset (Israel's Parliament) passed a law for changing the tax burden (Legislative Amendments), which canceled, among others, the gradual reduction in the corporate tax rates in Israel. In addition, the corporate tax in Israel increased to 25% starting in 2012. In August 2013, the Israeli Knesset approved an increase in the corporate tax rate to 26.5% for 2014 and thereafter.

However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise. Until December 31, 2010, TAT and Bental have elected to participate in the alternative package of tax benefits for its current approved enterprise and beneficiary enterprise under the Law for the Encouragement of Capital Investments, 1959, as amended. Pursuant to such Law, the income derived from those enterprises will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period.

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

Under a recent amendment, announced in August 2013, beginning in 2014, dividends paid out of income attributed to a Preferred Enterprise will be subject to a withholding tax rate of 20% (instead of 15%). In addition, tax rates under the Preferred Enterprise were also raised effective as of January 1, 2014 to 9% in Zone A and 16% elsewhere (instead of the 6% and 12%, respectively).

Certain investment income derived by TAT from investments may not be regarded by the Israeli tax authorities as income from TAT’s approved and beneficiary enterprises and consequently may be taxed at the regular statutory rate in Israel.

Certain of TAT’s subsidiaries operate in and are subject to the tax laws of various other jurisdictions, primarily the United States. TAT’s U.S. subsidiaries are taxed based on federal and state tax laws. The statutory tax of TAT’s U.S. subsidiaries was 38% in the years ended December 31, 2013, 2012 and 2011, respectively.

Recently Issued Accounting Standards

In February 2013, the FASB issued accounting standard update ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts  Reclassified Out of Accumulated Other Comprehensive Income. Previously, information about amounts reclassified out of accumulated other comprehensive income and their corresponding effect on net income had been presented in separate places throughout the financial statements. ASU No. 2013-02 requires entities to present this information in one centralized disclosure in the financial statements; however, it emphasized that there is no change in the current requirements for reporting net income or other comprehensive income in financial statements. The adoption by the Company of ASU No. 2013-02 on December 31, 2013 did not have a material effect on Company’s consolidated financial statements.

Liquidity and Capital Resources

        As of December 31, 2013, TAT had cash and cash equivalents and short-term bank deposits of $29.9 million (excluding held for sale assets), compared with cash and cash equivalents $27.8 million and restricted cash of $2.3 million, which equals $30.1 million of financial assets as of December 31, 2012. Financial assets, net of debt were $29.0 million (excluding held for sale assets) in December 31, 2013 compared to $25.8 million in December 31, 2012.

With respect to a loan balance in the total amount of $6.25 million received by TAT from an Israeli bank, in September 2011 TAT reached an agreement with the bank to adjust certain financial covenants related to said loans. Accordingly, as of December 31, 2013 and 2012 the Company met all financial covenants related to such loans. From 2011 to 2012 the Company prepaid a total amount of $3.78 million on account of the principal of such loan. On May 1, 2013, the Company made a payment of additional $1.59 million, in accordance with its payment schedule of the loan, following which its remaining balance is approximately $0.88 million.

On September 7, 2011 TAT received a loan from its Bental subsidiary for the total amount of NIS 2.5 million (approximately $0.7 million), to be repaid in whole at the end of a 24 month period (the “Term”). The principle amount bears interest of Prime +1% payable on a quarterly basis and may be repaid at any time during the Term upon TAT’s discretion. Simultaneously with such loan, Bental received a loan from an Israeli bank for similar amount under similar terms and conditions. On September 8, 2013 Bental, made an on time repayment of such loan, which in turn TAT repaid the loan amount to Bental.

Capital expenditures for the years ended December 31, 2013, 2012 and 2011 were approximately $2.2 million, $2.1 million and $3.0 million, respectively. These capital expenditures were principally for the purchase of equipment for the OEM and MRO facilities. TAT funded these expenditures from cash flows from operations and also from financing activities. TAT expects that its available cash and cash equivalents and cash flow that will be generated from operations will be sufficient to enable it to fund its capital expenditures.

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

On March 19, 2014, subsequent to the balance sheet date, TAT’s board of directors declared a cash dividend in the total amount of $2 million (approximately NIS6.97 million), or $0.23 per share (approximately NIS0.79 per share), for all of the shareholders of TAT. The dividend will be paid to shareholders of record on April 21, 2014. TAT will pay the dividend on May 7, 2014.

TAT’s Israeli operations are profitable and expected to continue to be profitable. Accordingly there are no liquidity constraints that require the distribution of retained earnings from TAT’s U.S. subsidiaries.

Cash Flows

The following table summarizes TAT’s cash flows for the periods presented:

	Year Ended December 31,
	(in thousands)
	2013	2012	2011
Net cash provided by operating activities	$7,203	$5,892	$1,407
Net cash provided by (used in) investing activities	70	(9,707)	(761)
Net cash used in financing activities	(2,936)	(7,261)	(498)
Net cash provided by discontinued operations	514	1,633	40
Net increase (decrease) in cash and cash equivalents	4,851	(9,443)	188
Cash and cash equivalents at beginning of the year	17,786	27,229	27,041
Cash and cash equivalents at end of the year	22,637	17,786	27,229
Less – Cash and cash equivalents of discontinued operations at end of year	2,823	2,309	676
Cash and cash equivalents of continuing operations at end of year	$19,814	$15,477	$26,553

The net cash provided by operating activities for the year ended December 31, 2013 amounted to approximately $7.2 million, compared to $5.9 million for the year ended December 31, 2012 and $1.4 for the year ended December 31, 2011.

Net cash provided by operating activities for the year ended December 31, 2013 was principally derived from $5.3 million of net income from continuing operations and from the following adjustments for the following non-cash line items: an upwards adjustment of $1.9 million for depreciation and amortization; an upwards adjustment of $1.2 million for decrease in other accounts receivable, prepaid expenses and other; an upwards adjustment of $0.7 million for decrease inventories; an upwards adjustment of $0.3 million for increase in liability in respect of employee rights upon retirement and an upwards adjustment of $0.1 million for decrease in net deferred income tax asset. This was offset with a downward adjustment of $1.0 million for share in results of affiliated company; a downward adjustment of $1.2 million for increase in accounts receivable; a downward adjustment of $0.4 million for decrease in other accounts payable and accrued expenses and a downward adjustment of $0.3 million for decrease in other accounts payable and accrued expenses.

Net cash provided by operating activities for the year ended December 31, 2012 was principally derived from $0.6 million of net loss from continuing operations and from the following adjustments for the following non-cash line items: an upwards adjustment of $1.9 million for depreciation and amortization; an upwards adjustment of $3.8 million for share in results of affiliated company and impairment of share in affiliated company; an upwards adjustment of $1.7 million for decrease in net deferred income tax asset; an upwards adjustment of $0.7 million for decrease in amounts due from related parties; an upwards adjustment of $0.3 million for decrease in other accounts receivable and prepaid expenses and an upwards adjustment of $1.7 million for increase in trade accounts payable and other accounts payable and accrued expenses. This was offset with a downward adjustment of $0.8 million for increase in trade accounts receivable, downward adjustment of $0.4 million from change in fair value of derivatives and a downward adjustment of $2.9 million for increase in inventories.

Net cash provided by operating activities  for the year ended December 31, 2011 was principally derived from $0.5 million of net loss from continuing operations adjusted for the following non-cash line items: an upwards adjustment of $2.6 million for depreciation and amortization; an upwards adjustment of $2.5 million for write down of inventory, an upwards adjustment of $3.0 million for impairment of long lived assets; an upwards adjustment of $1.2 million for decrease in other accounts receivable and prepaid expenses. This was offset with a downward adjustment of $0.9 million for increase in deferred income taxes net, a downward adjustment of $2.4 million for increase in related parties, net and trade accounts receivable, a downward adjustment of $2.0 million for increase in inventories (excluding the above write down), a downward adjustment of $1.1 million for decrease in trade accounts payable and a downward adjustment of $1.5 million for decrease in other accounts payable and accrued expenses.

Net cash used in investing activities was approximately $0.8 million for the year ended December 31, 2013, compared to net cash used in investing activities of $9.7 million for the year ended December 31, 2012 and net cash used in investing activities of approximately $0.8 million for the year ended December 31, 2011.

Of the cash used in investing activities in the year ended December 31, 2013 approximately $2.8 million was used for the purchase of property and equipment, primarily production equipment and building improvements, offset by $2.3 million from the release of restricted deposit.

Of the cash used in investing activities in the year ended December 31, 2012 approximately $2.1 million was used for the purchase of property and equipment, primarily production equipment and building improvements and $10.0 million used for investment in short-term deposit, partially offset by $1.9 million of proceeds received from selling marketable securities and $0.9 million from the release of restricted deposit.

Of the cash used in investing activities in the year ended December 31, 2011 approximately $3.0 million was used for the purchase of property and equipment, primarily production equipment and building improvements, partially offset $1.8 million from the release of restricted deposit.

        Net cash used in financing activities was approximately $2.9 million for the year ended December 31, 2013, compared to net cash used in financing activities of approximately $7.3 million for the year ended December 31, 2012 and net cash provided by financing activities of approximately $0.5 million for the year ended December 31, 2011.

In the year ended December 31, 2013, the net cash used in financing activities was primarily attributable to repayments of $0.7 million of short-term credit, repayments of $2.3 million of long-term loans.

In the year ended December 31, 2012, the net cash used in financing activities was primarily attributable to repayments of $4.5 million of short-term credit, repayments of $0.8 million of long-term loans and payment of $2.5 million of cash dividend.

In the year ended December 31, 2011, the net cash used in financing activities was primarily attributable to repayments of $0.8 million of short-term credit and repayments of $3.0 million of long term loan, partially offset by proceeds of $0.7 million of short-term credit and proceeds of $2.6 million short term credit received from a bank.

A.              Research and Development, Patents and Licenses

Not applicable.

B.              Trend Information

Our revenues in the US in fiscal 2014 are expected to be impacted by global trends of increased traffic reported by airlines, by the increasing fuel costs that continue to impact the commercial airlines business environment by reducing airlines’ profitability and offsetting the positive impact of growing air traffic, by the expected slowdown in demand for MRO services as a result of airlines deferring MRO activities and utilizing existing stock (destocking) rather than maintaining inventory levels, by the fact that we continue to witness positive indications from commercial OEMs in the aerospace industry that increase backlog of new airplanes and/or airborne platforms/systems and by the fact that the defense market shows growing weakness and is impacted by budget constraints. We also expect that as soon as the aerospace and defense industries recover, our revenues will continue to trend upward.

C.              Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

D.              Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2013 and the effect we expect them to have on our liquidity and cash flow in future periods (not include future liabilities from held for sale operating segment).

Contractual Obligations	Payments due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Debt obligations	$883,000	$883,000	$-	$-	$-
Operating lease obligations (1)	2,994,000	993,000	1,483,000	568,000	-
Purchase commitments	4,019,000	4,019,000	-	-	-
Estimated loan interest (2)	8,000	8,000	-	-	-
Total	$7,904,000	$5,903,000	$1,483,000	$568,000	$-
_________________

(1)
Pursuant to the terms of the agreement we entered into with TAT Industries in 2000 to purchase its operations relating to the manufacture of aviation accessories, we rent from TAT Industries the real estate and buildings encompassing an area of approximately 302,000 square feet for a period of 24 years and eleven months.  In consideration we agreed to pay TAT Industries annual rental payments of approximately $432,000 for the year ended December 31, 2014 with an additional incremental payment of 2% per year.  Such rental rates are subject to revaluation every fifth year. In addition, this item include vehicle lease obligations of Gedera.

(2)	Interest related to loans in the total amount of $883,000 which will be repaid in four annual installments commencing 2011. These loans bear quarterly interest of Libor + 3.5%.

In addition, we have long-term liabilities for severance pay that are calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Employees are entitled to one month’s salary for each year of employment or a portion thereof.  As of December 31, 2013, our severance pay liability, net was $240,000.

Item 6.     Directors, Senior Management and Employees

A.          Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers, as of the date hereof:

Name	Age	Position
Samuel Vlodinger	63	Chairman of the Board of Directors
Itsik Maaravi	54	Chief Executive Officer
Todd Schwartz	46	Chief Executive Officer of Piedmont
Yair Raz	58	Chief Executive Officer of Limco
Tiko Gadot	55	Chief Financial Officer
Noam Reshef	37	Vice President Operations
Avi Shani (1)(2)(3)(4)(5)	66	Outside Director
Dafna Gruber (1)(3)(4)(5)	48	Independent Director
Jan Loeb	55	Director
Ron Ben-Haim	45	Director
Aviram Halevi (1)(2)(3)(4)(5)	56	Outside Director

(1) “Independent Director” under the applicable NASDAQ Marketplace Rules and the applicable rules of the U.S. Securities and Exchange Commission
(2)  “Outside Director” as required by Israel’s Companies Law
(3) Member of Audit Committee and
(4) Member of the committee that examines TAT's financial statements prior to the Board of Directors' approval;
(5) Member of Compensation Committee.

Mr. Samuel Vlodinger was elected by our Board of Directors as the Chairman of the Board of Directors in August 2013. Mr. Vlodinger has been a senior partner in FIMI since 2009. Prior to joining FIMI, Mr. Vlodinger held senior management positions in several industrial companies and has been an active private equity investor. Mr. Vlodinger holds a B.Sc. in industrial engineering from the Technion, Israel Institute of Technology. Mr. Vlodinger currently serves as the chairman of the board of directors of Tadir-Gan Precision Products, Ltd., Raval ACS, Ltd., Bagir Group and Ginegar Plastic Industries, Ltd.

Mr. Avi Shani has served as an outside director (within the meaning of the Israeli Companies Law) since August 2008 and is a member of TAT’s Audit Committee; in August 2011, Mr. Shani was re-elected to serve as an outside director for a second three-year term. Mr. Shani is also serving as a director of Psagot Providence Funds and of Psagot Pensions Funds. From 2005 until 2008 Mr. Shani served as the CEO of TCM Mobile, a start up company, and prior to that, during years 2000 - 2004 he served as Executive Vice President Investments and Chief Economist of IDB Development, a leading Israeli holding company, in charge of new Investments. Mr. Shani holds a B.A degree in Economics and an MBA, both from Tel Aviv University.

Mr. Ron Ben-Haim was elected as a director by our Board of Directors in August 2013. Mr. Ben-Haim has been a partner in FIMI since 2006. Mr. Ben Haim was previously with Compass Advisers, LLP, an investment banking firm based in New York and in Tel Aviv and with the Merrill Lynch Mergers & Acquisitions group in New York. Prior to Merrill Lynch, Mr. Ben-Haim worked at Teva Pharmaceuticals in production management. Mr. Ben-Haim holds a B.Sc. in industrial engineering from the Tel Aviv University and an MBA from New York University. Mr. Ben-Haim currently serves on the board of directors of Tadir-Gan Precision Products, Ltd., Raval ACS, Ltd., Bagir Group, Nirlat Paints, Ltd., Alony, Ltd. and Overseas Commerce, Ltd.

Ms. Dafna Gruber was elected as a director by our Board of Directors in November 2013. Since 2007, Ms. Gruber has been the Chief Financial Officer of NICE Systems, a NASDAQ and TASE listed company providing solutions that manage and analyze multimedia content and transactional data. Prior to that, Ms. Gruber has been Chief Financial Officer of Alvarion Ltd., a NASDAQ and TASE listed company that provides innovative wireless access solutions. Ms. Gruber is a Certified Public Accountant (CPA) and holds a B.A. in Accounting and Economics from Tel Aviv University.

Mr. Jan Loeb was elected as a director by our Board of Directors in August 2009. Mr. Loeb has served as President of Leap Tide Capital Management, Inc., a capital investment firm, since 2007. From February 2005 through January 2007, he served as a portfolio manager of Amtrust Capital Management, Inc. From February 2004 through January 2005, Mr. Loeb was a Portfolio Manager for Chesapeake Partners, a capital investment firm. From January 2002 through December 2004, Mr. Loeb was a Managing Director of Jefferies & Company, Inc., an investment banking firm based in New York City. From 1994 through 2001, Mr. Loeb was a Managing Director of Dresdner Kleinwort and Wasserstein, Inc., an investment banking firm based in New York City, which was formerly known as Wasserstein Perella & Co., Inc. Mr. Loeb is also a director of American Pacific Corp and was a director of Pernix Therapeutics Holdings, Inc. until September 2011. Mr. Loeb graduated from Baruch College – City University of New York with a baccalaureate in Finance and Investments.

Mr. Aviram Halevi was elected as an outside director (within the meaning of the Israeli Companies Law) by our Board of Directors in November 2013. Mr. Halevi has been since 2010 the owner and CEO of Intel System Ltd., a provider of business intelligence services. Prior to that, from 2007 through 2009 Mr. Halevi served as the CEO of Terrogence Ltd., a producer of intelligence data for commercial markets. Mr. Halevi holds a B.Sc. in geology from the University of Toronto and an MBA from Tel Aviv University.

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

Dr. Yair Raz has served as Chief Executive Officer of Limco since November 2012. Prior to that Dr. Raz served as the Chief Operating Officer of Piedmont Aviation, a position he held since April 2012. From January 2011 to January 2012 Dr. Raz was the BTI Vice President Marketing and Business Development for North America. Between August 2005 and December 2011 Dr. Raz served as General Manager of PCI, a PWA and BTI Joint Venture in the US. Between 1995 and July 2005 Dr. Raz held a growing responsibility Leadership Positions with PCI in the US including Operation Manager, Engineering, Procurement and President Assistant. Between 1998 and 2012 Dr. Raz was also involved with the JV of BTI and PWA in Xian China. Between 1983 and 1995 Dr. Raz held growing leadership positions with BTL in Israel. Those potions included Quality and Plant Management. Dr. Raz holds a B.Sc degree in Mechanical Engineering and a M.Sc degree in Material science from the Technion in Haifa and a Phd. degree from La Salle University in the US.

Mr. Tiko Gadot has served as TAT’s Chief Financial Officer since November 2013. Mr. Gadot has held several CFO positions in Israeli industrial companies. From 2004 – 2013 he was the CFO of Alliance Tire Company Ltd., which specializes in the development, manufacturing and marketing of tires for agriculture, forestry, construction, industrial and earth-moving applications. From 1999 – 2004 he was the CFO of Netafim Ltd., a global market leader in drip irrigation. Mr. Gadot is a Certified Public Accountant, holds a B.A. in Accounting and Economics from the Hebrew University in Jerusalem and holds an M.Sc. in Business Administration (major in industry) from Ben Gurion University, Israel.

Mr. Noam Reshef has served as TAT’s VP Operations since March 2014. Prior to that, Mr. Reshef managed a car-industry plastic factory and was in charge of the merger and integration of the company with one of its subsidiaries and is experience in the fields of operations, lean manufacturing and change management as a manager and as a consultant. Mr. Reshef holds a B.Sc. and M.Sc. degrees in industrial engineering from Ben-Gurion University.

Compensation

The following table sets forth all compensation TAT paid with respect to all of its directors and executive officers as a group for the year ended December 31, 2013.

	Salaries, fees, Commissions and bonuses	Other benefits
All directors and executive officers as a group (12 persons)	$1,462,000	$167,000

During the year ended December 31, 2013, TAT paid its directors, the determined medium amounts permitted by law to an outside director (within the meaning of the Israeli companies Law) which was: a per meeting attendance fee of NIS 2,565 (approximately $711), plus an annual fee of NIS 68,885 (approximately $19,085).

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

Election of Directors

Our articles of association provide for a board of directors consisting of such number of directors as may be determined from time to time at a general meeting of shareholders, provided that it shall be no less than two or more than eleven. Our board of directors is currently composed of six directors, including three independent directors, two of whom also qualify as outside directors within the meaning of the Israeli Companies Law.

Pursuant to our articles of association and in accordance with the Israeli Companies Law, our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting; in addition, directors (except for outside directors) may be appointed by a vote of a majority of directors then in office. All our directors (except for outside directors) hold office until the annual general meeting of shareholders succeeding their election (provided that if no directors are elected at the annual general meeting, the directors in office at the time such meeting was convened shall continue to hold their office) or until their earlier death, resignation, removal or other circumstances as set forth in the Israeli law.  All the members of our Board of Directors (except for outside directors) may be reelected upon completion of their term of office.

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

Outside directors are elected by a majority vote at a shareholders’ meeting.  In addition to the majority vote, the shareholder approval of the election of an outside director must satisfy either of two additional tests:

•
The majority includes at least a majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with the controlling shareholders); or

•
The total number of shares held by non-controlling shareholders and disinterested shareholders that voted against the election of the outside director does not exceed 2% of the aggregate voting rights of our company.

In general, outside directors serve for a three-year term and may be reelected to two additional three-year terms by one of the following mechanisms: (1) the board of directors proposes the re-election of the nominee and the re-election is approved by the majority required for appointment of outside directors for their initial term; or (2) a shareholder holding 1% or more of the company's voting rights proposes the re-election of the nominee, and the re-election is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders or those who have a personal interest in the nomination, provided that the aggregate votes cast in favor of the re-election by shareholders who are not controlling shareholders and do not have a personal interest in the nomination constitute more than 2% of the company's voting rights .

An outside director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for that person’s appointment as outside director no longer exist, or that the outside director has violated his or her duty of loyalty to the company.  The resolution of the special general meeting of shareholders regarding the termination of office of an outside director requires the same majority that is required for the election of an outside director.  The court may order the termination of the office of an outside director on the same grounds, following a motion filed by a director or a shareholder.  If an outside directorship becomes vacant and as a result, there is less than two directors who serve as outside directors in the company, the board of directors is required under the Israeli Companies law to convene a shareholders meeting immediately to appoint a new outside director.

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

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  In general, the audit committee must consist of at least three directors and must include all of the outside directors; a majority of the audit committee members must comply with the director independence requirements prescribed by the Israeli Companies Law. The audit committee may not include (i) the chairman of the board of directors, (ii) any director employed by the Company or by a controlling shareholder of the company (including a company which is controlled by the controlling shareholder), (iii) any director providing services to the company or to a controlling shareholder of the company (including to a company which is controlled by the controlling shareholder) on an ongoing basis, or (iv) a controlling shareholder or any of the controlling shareholder’s relatives.

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

Compensation Committee

Under the Israeli Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must consist of at least three directors, include all of the outside directors (including one outside director serving as the chair of the compensation committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Israeli Companies Law.  Similar to the rules that apply to the audit committee, the compensation committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives.  Individuals who are not permitted to be compensation committee members may not participate in the committee’s meetings other than to present a particular issue; provided, however, that an employee that is not a controlling shareholder or relative may participate in the committee’s discussions but not in any vote, and the company’s legal counsel and corporate secretary may participate in the committee’s discussions and votes if requested by the committee.

The compensation committee’s duties include recommending to the board of directors a compensation policy for executives and monitor its implementation, approve compensation terms of executive officers, directors and employees affiliated with controlling shareholders, make recommendations to the board of directors regarding the issuance of equity incentive awards under our equity incentive plan and exempt certain compensation arrangements from the requirement to obtain shareholder approval under the Companies Law.  The compensation committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee or its chairperson.

Our compensation committee consists of our two outside directors and an independent director under the respective requirements of the SEC and NASDAQ and complies with the Israeli Companies Law criteria for compensation committee members.

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

Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders

The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. An office holder who did not disclose his or her personal interests, will be deemed as breaching his or her fiduciary duties. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business or other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, brother or sister, parent, grandparent, child as well as brother, sister or parent of such person's spouse or the spouse of any of the above, or by any corporation in which the office holder or his relative (as defined in the Israeli Companies Law) is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Under the Israeli Companies Law, in general all arrangements as to compensation of office holders who are not directors (other than the Chief Executive Officer) require the approval of the compensation committee and the board of directors, including exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director. The compensation of office holders who are directors and compensation of the Chief Executive Officer must be approved by our compensation committee, board of directors and the general meeting of our shareholders.

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

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder of the company has a personal interest.  The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee (or the compensation committee, as the case may be), the board of directors and the shareholders by a special majority, as follows. The shareholders’ approval must include the majority of shares voted at the meeting.  In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

•	The majority includes at least a majority of the shares voted by shareholders who have no personal interest in the transaction; or

•	The total number of shares held by disinterested shareholders that voted against the approval of the transaction does not exceed 2% of the aggregate voting rights of our company.

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

Compensation of Executive Officers and Directors; Executive Compensation Policies

In accordance with the Israeli Companies Law, we have adopted compensation policies for our executive officers and directors.  The purpose of the policies is to describe our overall compensation strategy for our executive officers and directors and to provide guidelines for setting their compensation, as prescribed by the Israeli Companies Law.  In accordance with the Israeli Companies Law, the policies must be reviewed and readopted at least once every three years.

Approval of the compensation committee, the board of directors and our shareholders, in that order, is required for the adoption of the compensation policies.  The shareholders’ approval must include the majority of shares voted at the meeting.  In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

•
The majority includes at least a majority of the shares voted by shareholders other than our controlling shareholders or shareholders who have a personal interest in the adoption of the compensation policies; or

•
The total number of shares held by non-controlling shareholders and disinterested shareholders that voted against the adoption of the compensation policies does not exceed 2% of the aggregate voting rights of our company.

Under the Israeli Companies Law, the compensation arrangements for officers (other than the Chief Executive Officer) who are not directors require the approval of the compensation committee and the board of directors; provided, however, that if the compensation arrangement is not in compliance with our executive compensation policy, the arrangement may only be approved by the compensation committee and the board of directors for special reasons to be noted, and the compensation arrangement shall also require a special shareholder approval.  If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director and is in compliance with our executive compensation policy, the approval of the compensation committee is sufficient.

Arrangements regarding the compensation of the Chief Executive Officer and directors require the approval of the compensation committee, the board and the shareholders, in that order. In certain limited cases, the compensation of a new Chief Executive Officer who is not a director may be approved without approval of the shareholders.

Variable Cash Incentive

The Compensation Committee and Board of Directors may adopt, from time to time, a Cash Incentive Plan, which will set forth for each executive targets which form such executive's on target cash payment (the “On Target Cash Plan”) and the rules or formula for calculation of the On Target Cash Plan payment once actual achievements are known.

The Compensation committee and Board of Directors may include, inter-alia, in the On Target Cash Plan predetermined thresholds and caps to correlate an executive’s On Target Cash Plan payments with actual achievements.

The annual On Target Cash Plan actual payment for the Active Chairman of the Board of Directors (the "Active Chairman"), the CEO and other executives in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed the ratio set forth in the table below.

The CEO's and Active Chairman's individual On Target Cash Plan may be composed based on the mix of (i) the Company Target; (ii) Personal Target; and (iii) Personal Evaluation. The weight to be assigned to each of the components per each of the executives shall be as set forth in the table below.

	Active Chairman	CEO
Company Target	100%	80% - 90%
Personal KPI	NONE	NONE
Personal Evaluation	NONE	0%-20%

The Company Target shall be determined in accordance with the following pre-determined targets: (1) sales budget, in accordance with the Company’s annual budget; (2) gross profit, in accordance with the Company’s annual budget; and (3) EBITDA, in accordance with the Company’s annual budget.

With regard to each one of the Company's measurable targets, reference points shall be determined in terms of numerical values, so that compliance with the precise numerical target as determined in the On Target Cash Plan shall constitute compliance with 100% of the target, and also, numerical values shall be determined which will constitute the lower threshold for compliance with the target. The actual rate of compliance with the targets shall be calculated in accordance with the said reference points. Failure to comply with the minimum threshold of at least 75% of a specific target shall not entitle the executive to payment of a bonus in respect of the said target. In the event of compliance at a rate of 75% or more with a specific target, the annual On Target Cash Plan shall be calculated in accordance with a key (i.e. linear, steps, etc.) which shall determine – in relation to the point of compliance with the target – the amount of the bonus in terms of a percentage of the executive annual base salary, all as shall be set forth in the On Target Cash Plan. In this respect, the Compensation Committee and the Board of Directors shall have the right to determine a higher (but not lower) entitlement threshold.

The annual bonus shall be paid to the executive in the following manner:

- 80% of the amount of the annual bonus will be paid following the approval by the Board of Directors of the Company, of the financial statements of the relevant year (“Current Year Bonus”).

- 20% of the amount of the annual bonus shall be deferred by one year, and shall be paid following the approval by the Board of Directors of the Company of the financial statements of such year (“Deferred Bonus”).

The executive's eligibility to the payment of the Deferred Bonus shall be subject to the following cumulative conditions: (i) the Company recorded a positive net profit for the following year; and (ii) the executive had not ceased to provide services to the Company during the year in which the Deferred Bonus is paid resulting from one of the followings: (a) the executive had not terminated the engagement with the Company; or (b) the Company had not terminated the engagement with the Office Holder for "cause".

The CEO's cash bonus for fiscal year 2013 was determined in accordance with the above table (allocated 80% to Company Target and 20% to Personal Evaluation). The CEO achieved 62.4% of the Company Target (out of 80%) and the entire target for Personal Evaluation (20%). Therefore, the CEO achieved 82.4% of the Cash Plan Target as set forth in the table below:

	Reference points	Actual achieved
Company Target	80%	62.4%
Sales	40%	37.6%
Gross profit	30%	24.8%
EBITDA	30%	-%
Personal Evaluation	20%	20%
Total	100%	82.4%

Indemnification and Insurance of Directors and Officers

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

•
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

Pursuant to our articles of association, the total amount of indemnification that we will pay (in addition to amounts received from an insurance company, if any) to all officers of the company, in aggregate, shall not exceed, in all circumstances, more than 25% of the company's shareholders equity as set forth in the company's recent consolidated financial statements prior to the date that the indemnity is paid. Our articles of association include provisions which allow us to insure, indemnify and exempt our office holders, subject to the provisions of the Israeli Companies Law.  We currently maintain directors’ and officers’ liability insurance to cover liabilities of up to $25 million per claim and in the aggregate; following the approvals by our audit committee and the board of directors in accordance with the conditions of a "framework transaction" approved by the general meeting of shareholders on August 30, 2010, such insurance has been renewed several times through July 14, 2014 (see below).

In November 2013, our shareholders approved a form of directors and officers letter of indemnification and exemption for liabilities and expenses incurred as a result of their acts in their capacity as directors and officers of our company, in an aggregate amount not to exceed 25% of our equity capital (net worth).

On February 8, 2009, following the approval by our board of directors and audit committee, our shareholders approved the purchase of a tail (runoff) policy insuring the directors and officers of our company in office prior to the acquisition of the control by Isal Amlat, as part of Isal Amlat’s obligations under the purchase agreement.  The resolution to obtain such policy was adopted by a super majority vote, as required for the approval of transactions with related parties under Israeli law.  The policy will be in effect for 7 years, until September 1, 2015.  The coverage limit under such policy is 10 million dollars and the premium for such policy is 115,000 dollars for the term of the policy.

Following our acquisition of the shares of Limco-Piedmont held by the public in July 2009 we purchased a tail (runoff) policy insuring the former directors and officers of Limco-Piedmont.  The policy will be in effect for 7 years, until July 2, 2016. The coverage limit under the policy is $25 million and the premium for such policy is $190,000 dollars for the term of the policy.

In March 2013 our board of directors and audit committee approved the purchase of a directors and officers insurance policy for one year for the directors and officers of our company, its subsidiaries (Limco-Piedmont and Bental) and its controlling shareholder (TAT Industries). The coverage limit under the policy is 25 million dollars and the premium for the insurance term (one year) is approximately $112,000 out of which approximately $7,500 are charged to TAT Industries (renewed under the same terms for additional 5 months, ending on July 14, 2014, with a total premium of approximately $63,000).

The 2013 Annual and Extraordinary General Meeting of shareholders of TAT was held on November 14, 2013. Among other topics in the meeting, there was also a proposal to amend the Articles of Association of the Company to reflect recent amendments to the Israeli Companies Law and Israeli Securities Law and subject to this approval, to modify certain amendments to the form of indemnification and exemption undertaking by the Company to its directors and officers. Those two aforementioned decisions were approved in such general meeting.

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Marketplace Rule 5615(c)(2), or Rule 5615(c)(2), because the FIMI Funds beneficially own more than 50% of our voting shares.

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

C.              Employees

As of December 31, 2013, we and our subsidiaries employed 478 employees (excluding Bental’s employees), of whom 392 were employed in manufacturing and quality control, 30 were employed in engineering and research and development and 56 were employed in administration, sales and marketing. Of such employees, 202 were located in Israel and 276 were employed by Limco and Piedmont and located in the United States.

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

Stock Option Plans

In November 2011, our audit committee and board of directors approved the 2012 stock option plan (the “2012 Plan”), which was subsequently approved by the Company’s shareholders, on June 28, 2012.  According to the 2012 plan an aggregate of 380,000 options (“Options”) exercisable into up to 380,000 Ordinary shares, 0.9 NIS par value, of the Company will be granted to certain members of our board of directors and certain senior executives in TAT, Limco and Piedmont, at an exercise price of $6.5 per share. The Options vest over a three-year period (one-third each year with the first one-third vesting on June 28, 2013), but the vesting of 50% of the Options is subject, in addition, to certain minimum shareholders' equity during a period of 4 years from the grant date. On August 21, 2012, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 330,000 Options, which were granted on October 4, 2012 (out of which 178,333 options were forfeited through December 31, 2013).

On March 19, 2014, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 195,000 Options, at an exercise price of $8.79 per share, to senior executives.

Item 7.    Major Shareholders and Related Party Transactions

A.              Major Shareholders

FIMI Opportunity V, L.P. and FIMI Israel Opportunity FIVE, Limited Partnership, or the FIMI Funds, are the beneficial holders of 53.8% of TAT’s Ordinary shares (4,732,351 shares). Leap-Tide Capital Management Inc., which is controlled by Mr. Jan Loeb, a member of our board of directors, is the beneficial holder of 5.9% of TAT’s Ordinary shares (522,607 shares). No other shareholder is known to us to be a beneficial owner of 5% or more of TAT’s Ordinary shares.

The following table sets forth certain information as of February 28, 2014, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our Ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
FIMI Funds (3)	4,732,351	53.7%
Leap-Tide Capital Management Inc.	522,607	5.9%

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

(2)	The percentages shown are based on 8,805,236 Ordinary shares issued and outstanding as of February 28, 2014 (net of 274,473 dormant shares).

(3)
Based on a Schedule 13D filed on August 14, 2013, FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (together, the "FIMI Funds"), FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 4,732,351 Ordinary shares held by the FIMI Funds. FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI Funds. Shira and Ishay Davidi Management Ltd. controls FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI FIVE 2012 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel.

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

On May 21, 2012, TAT’s Board of Directors authorized a share repurchase plan, under Rule 10b5-1 of the Securities Exchange Act of 1934.  The plan was for a period of 6 months (subject to extension) and provided for the purchase of shares in an aggregate amount of up to $0.5 million U.S. dollars. Such plan replaced and superseded a prior repurchase plan approved by TAT’s Board of Directors, on February 21, 2012. On November 21, 2012 the term of such stock repurchase plan ended. As of such date, the Company had purchased 16,433 shares for approximately $71 thousands (average of $4.32 per share) constituting less than 0.1% of TAT’s issued shares.

On October 2012 two lenders to TAT’s then controlling shareholders, KMN Industries and TAT Industries, filed separate petitions to the court to enforce liens granted to such lenders by each of the controlling shareholders in certain collateral including KMN Industries’ holdings of an approximately 80% ownership interest in TAT Industries (which in turn owned approximately 43% of TAT's outstanding share capital) and KMN Industries’ direct holdings in TAT (which represented approximately 10% of TAT's outstanding share capital).

On December 18, 2012 the court appointed permanent receivers on behalf of the two lenders mentioned above for the purpose of jointly enforcing the liens granted to such lenders. On March 15, 2013 the receivers of TAT’s shares announced a tender process for the sale of such shares.

On August 7, 2013 the receivers informed TAT that the FIMI Funds acquired 4,732,351 Ordinary shares of TAT constituting 53.8% of TAT’s outstanding share capital as of the transaction date, after receiving all required court approvals and the transfer of the consideration by the FIMI Funds to the receivers.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 2, 2014, there were 43 holders of record of our Ordinary shares, of which 37 record holders holding less than 1.0% of our Ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these Ordinary shares were held of record by brokers or other nominees including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 70% of our outstanding Ordinary shares as of such date.

B.              Related Party Transactions

Management and Services Agreement with TAT Industries

In February 2000, TAT entered into an agreement with TAT Industries, TAT’s then controlling shareholder, to purchase operations of TAT Industries relating to the manufacture of aviation accessories and the lease of certain real estate and buildings. Pursuant to the terms of the agreement, all of the employees of TAT Industries were transferred to TAT effective as of January 1, 2000, without any change in the conditions of their employment. Until January 31, 2014, following the sale of TAT’s shares to FIMI, TAT Industries paid TAT $50,000 per year for administrative, accounting and secretarial services provided by TAT to TAT Industries. On January 31, 2014 the services agreement between TAT and TAT Industries was terminated, effective as of such date.

In addition, pursuant to the terms of the agreement, TAT sub-leases from TAT Industries approximately 301,000 square foot of the Gedera facility until the end of the respective lease agreements TAT Industries has with the Israel Land Authority (see also under Item 4. Information on the Company, C. Property, Plants and Equipment) for a period of 24 years and eleven months, for rental fee which is subject to revaluation every fifth year, with an additional incremental payment of 2%. In 2010 the rental fee was revaluated by a real estate appraiser, and as a result was increased to $400,000 per year with an additional incremental payment of 2% per year. Total rental payment TAT paid to TAT Industries during 2013 and 2012 were $424,000 and $416,000, respectively. See item 4.C "Information on the Company- Property, Plants and Equipment". According to the requirements of the Israeli Companies Law, as amended in 2011, in January 2012 our audit committee has reapproved the terms of the sub-lease until the next revaluation by a real appraiser, due in 2015.

On April 22, 2012, the Board of Directors of the Company approved and ratified payments made by the Company to certain third parties on account of debts of TAT Industries Ltd., the Company's then controlling shareholder, to such third parties. As of December 31, 2013 TAT Industries does not have any outstanding debt to TAT.

Through November 2013, TAT Industries and TAT reported to the Value Added Tax Authorities on a consolidated basis.

Management Agreement with ISAL

In March 2012, the audit committee and the board of directors of TAT approved a new three-year management agreement with Isal Amlat, commencing as of February 8, 2012 (the "New Management Agreement"). Each of TAT and Isal Amlat were entitled to terminate the New Management Agreement subject to a prior written notice of 4 months. Pursuant to the New Management Agreement, in consideration of the management services provided by Isal Amlat, TAT paid Isal Amlat  management fees in a total annual amount of NIS1,500,000 linked to the Consumers Price Index payable on a monthly basis, plus VAT. In addition, Isal Amlat was entitled to repayment of expenses actually borne as part of providing the management services. The New Management Agreement was approved by the shareholders of TAT on June 28, 2012.

On August 21, 2012 the board of directors of TAT approved, following an approval of TAT’s audit committee, a change to the New Management Agreement with Isal Amlat, effective from such date according to which the scope of the services provided by Isal Amlat to TAT were reduced and the annual management fees were also reduced by a total amount of NIS570,000, following such a reduction such annual management fee was NIS 930,000.

In addition, the Company received management services from a private company controlled by Mr. Nathan Galili (“Galili”), CEO of KNM Industries Ltd. (a private company through which Isal Amlat indirectly held control in the Company). The management services consisted of a half-time position of Galili, which value is more than the reduced amount, and additionally included his services as active chairman of Bental. For those services the Company paid the management company annual management fees equal to the reduced amount, in addition to NIS7,000 (plus VAT), as a monthly remuneration for travelling expenses to Bental. In addition, if during the service period or within a twelve month period from the end of the service period the Company will sell its holding in Bental, for more than $6.6 million (“low threshold”), then the management company will be eligible for a bonus which will be determined as follows:

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

On February 8, 2013 Mr. Galili informed TAT on the termination of the engagement with TAT, effectively immediately while management fees were paid throughout June 8, 2013 at the end of the four-month notice period. Mr. Galili ceased providing management services on February 8, 2013.

Inclusion of TAT Industries in a Directors' and Officers' Liability Insurance Policies

Our directors' and officers' liability insurance policy (see Item 6.B "Board Practices- Exculpation, Indemnification and Insurance of Directors and Officers”) included our former parent company, TAT Industries, through October 20, 2013.  TAT Industries bore $7,500 out of the total $112,000 annual premium with respect to the insurance.

Management Agreement with Bental

On June 14, 2010, following the approval of TAT’s Board of Directors and audit committee, TAT and Bental entered into a management agreement pursuant to which in consideration of management services provided by TAT, Bental will pay to TAT an amount of $120,000 plus VAT per fiscal year, commencing June 2010. Such management fees were paid until June 30, 2013, following which the extent of such services reduced significantly together with the intent of the Company to sell its entire interest in Bental.

Loan from Bental

On September 7, 2011 TAT received a loan from its subsidiary, Bental, in the total amount of NIS2.5 million (approximately $0.7 million), to be repaid in whole at the end of a 24 month period (the “Term”). The principle amount bears interest of Prime +1% payable on a quarterly basis and may be repaid at any time during the Term upon TAT’s discretion. Simultaneously with such loan, Bental received a loan from an Israeli bank for a similar amount under similar terms and conditions. On September 8, 2013 Bental repaid the loan to the bank, and TAT repaid the loan amount to Bental.

Other Relationships

Mr. Itsik Maaravi, TAT’s Chief Executive Officer and Mr. Yaron Shalem, former TAT’s Chief Financial Officer, also served in the same positions in TAT Industries, until January 6, 2014 and December 1, 2013, respectively.

Mr. Maaravi, TAT’s Chief Executive Officer also serves as a director of FAvS.

C.              Interests of Experts and Counsel

Not applicable.

Item 8.    Financial Information

A.              Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the notes thereto, included in Item 18.

Legal Proceedings

On November 29, 2011, a factoring company ("the plaintiff"), filed a claim with the magistrates court in Tel-Aviv against the Company, Bental and ten others ("the respondents"), jointly and severally, for the amount of 6,151 thousand NIS (approximately $1,620 thousand). The plaintiff's case against the Company is based on invoices that were presented to the plaintiff by supplier of the Company (“the supplier”), by virtue of assignment of rights, which were originally issued to the Company by the supplier for certain alleged services. On February 5, 2012 the Company filed for its statement of defense, in which it denied the plaintiff's claims and clarified that it acted according to the deed of assignment of rights, and that the invoices neither represent nor reflect real transactions and/or real services which were rendered. The Company is of the opinion that its exposure due to the claim filed is not probable to be materialized and thus no provision was recorded in regard of that claim of December 31, 2013.

Dividend Distribution Policy

The Israel Companies Law also restricts our ability to declare dividends in a way that we can only distribute dividends from profits (as defined in the law), provided that there is no reasonable suspicion that the dividend distribution will prevent us from meeting our existing and future expected obligations as they come due.

B.              Significant Changes

On February 18, 2014, we entered into an agreement to sell our entire interest in Bental, constituting 70% of Bental’s issued and outstanding share capital, to Bental Investments Agshah Ltd. (“Bental Investments”), for an aggregate consideration of $5 million. Following such transaction, Bental Investments will hold 100% of Bental’s outstanding share capital. Closing of the transaction is expected to take place within the next several weeks.

Item 9.    The Offer and Listing

A.              Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low sales prices of our Ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market(1)		Tel Aviv Stock Exchange
	High	Low	High	Low
Fiscal Year Ended December 31, 2004	9.80	6.21	—	—
Fiscal Year Ended December 31, 2005	9.35	5.25	NIS 35.50	NIS 29.70
Fiscal Year Ended December 31, 2006	19.52	5.92	82.10	30.25
Fiscal Year Ended December 31, 2007	28.18	11.37	116.70	47.68
Fiscal Year Ended December 31, 2008	12.24	3.62	53.00	15.52
Fiscal Year Ended December 31, 2009	9.13	3.95	33.90	16.53
Fiscal Year Ended December 31, 2010	9.38	5.19	37.36	18.30
Fiscal Year Ended December 31, 2011	6.32	4.20	22.19	15.68
Fiscal Year Ended December 31, 2012	6.05	3.64	23.42	14.81
Fiscal Year Ended December 31, 2013	8.05	5.58	28.93	20.60

(1) On June 24, 2009 TAT’s Ordinary shares began trading on the NASDAQ Global Market.

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low sales prices of our Ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
2012
First Quarter	4.58	4.12	NIS 17.50	NIS 15.31
Second Quarter	4.80	4.12	17.96	15.26
Third Quarter	4.47	3.64	17.15	14.84
Fourth Quarter	6.04	3.66	23.42	14.81

2013
First Quarter	7.22	5.58	NIS 26.93	NIS 20.60
Second Quarter	7.06	6.01	25.82	22.02
Third Quarter	8.05	6.67	28.47	24.62
Fourth Quarter	8.05	7.40	28.93	25.49

2014
First Quarter(through March 17, 2014)	8.54	7.95	NIS 29.89	NIS 27.22

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low sales prices of our Ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2013	8.05	7.77	NIS 28.93	NIS 27.43
November 2013	7.95	7.4	28.93	26.90
December 2013	8.00	7.42	28.57	25.49
January 2014	8.34	7.95	28.93	27.22
February 2014	8.54	8.17	29.89	28.78
March 2014 (through March 17, 2014)	8.40	8.25	29.52	28.70

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

The Powers of the Directors

Under the provisions of the Israeli Companies Law which prevails over our Articles of Association in certain issues, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested except in cases where a majority of the directors are materially interested in the same transaction. In addition, our directors cannot vote on compensation to themselves without the approval of our compensation committee and our shareholders at a general meeting, except for certain cases in which there is no need for the approval of the general meeting in accordance with the regulations promulgated under the Israeli Companies Law. See Item 6. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

Annual and Extraordinary Meetings

Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. The agenda of the annual meeting includes discussing the financial statements and the report of the board of directors and may also include the appointment of directors and independent auditors as well as other issues. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required.  Our board of directors may, in its discretion, convene additional meetings as “special general meetings.”  With respect to “special general meetings" notice of at least 35 days prior to the date of the meeting is required.  In addition, the board must convene a special general meeting upon (1) the demand of two of the directors or 25% of the nominated directors, and (2) one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.  See Item 10B. “Additional Information - Memorandum and Articles of Association - Rights Attached to Shares - Voting Rights.”

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

C.              Material Contracts

Bental Acquisition

Following a series of transactions occurring between March 2008 and March 2009, TAT acquired 70% control of Bental. The acquisition of the Bental shares (for an aggregate price of $9.2 million) was financed by loans in a total amount of $6.25 million received from Bank Mizrahi and TAT’s internal resources.

On February 18, 2014, we entered into an agreement to sell our entire interest in Bental, constituting 70% of Bental’s issued and outstanding share capital, to Bental Investments Agshah Ltd. (“Bental Investments”), for an aggregate consideration of $5 million. Following such transaction, Bental Investments will hold 100% of Bental’s outstanding share capital. Closing of the transaction is expected to take place within the next several weeks.

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

The shares of FAvS Class B Common Stock acquired by Piedmont are non-voting.  While Piedmont will have the option, at any time, to convert such shares into shares of Class A Common Stock of FAvS (which have full voting rights), Piedmont has granted to First Equity Group, Inc. (“FEG”), a proxy to act for Piedmont in connection with all votes to be taken by the stockholders of FAvS.  Mr. Hollander, who is the Chief Executive Officer of FAvS, controls FAvS through his ownership of FEG.  The proxy is for a period of five years (subject to earlier termination upon the occurrence of certain events (including an IPO meeting certain criteria, a material default by FAvS under its loan agreement or Mr. Hollander ceasing to serve as Chief Executive Officer of FAvS)).  In addition, Piedmont and FEG have each agreed not to sell any shares of stock of FAvS for a two-year period commencing on the third anniversary of the closing unless the selling party obtains from the purchaser a proxy (terminating on the fifth anniversary of the closing) in favor of the non-selling party.

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

Notwithstanding such waiver, in the last quarter of 2010, FAvS again asserted claims against Piedmont relating to the propeller maintenance business, including claims not previously asserted.  After reviewing this issue during 2010 fourth quarter and thereafter, the company estimated the additional liability it may bear and accordingly wrote off the payment and recorded an accrual, which it believed, covered its potential cost in connection with this matter.

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

In June, 2012, FAvS entered into a transaction with Mr. Hollander, pursuant to which FAvS borrowed $3.0 million from Mr. Hollander, secured by a third lien on the assets of FAvS. The loan bears interest at 10% and in addition Mr. Hollander was issued warrants to purchase shares of Class A Common Stock of FAvS, representing 15% of FAvS post-exercise shareholders’ equity, at an exercise price of $7.00 per share.

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

On March 18, 2013 FAvS sold 97% of the stock of API for a total purchase price of $16.5 million, of which $15.9 million was used to repay debt (the “API Transaction”). The sale resulted in FAvS retaining a 3% equity interest in the API business. The API transaction resulted in a loss from discontinued operations and write-down of the API business of $11.5 million which was included in the FAvS loss for the year ended December 31, 2012. Simultaneously with the transaction FAvS paid-off its Term Loan in the amount of $4.0 million thereby terminating the guarantee and releasing the Letter of Credit provided by TAT to secure such guarantee. Accordingly the restricted deposit associated with the above Letter of Credit, was released as well.

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

Non-residents of Israel who purchase our Ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our Ordinary shares to an Israeli resident, into freely-repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

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

In August 2013, the Israeli Knesset approved an increase in the corporate tax rate to 26.5% for 2014 and thereafter.

However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise, as discussed below.

We do not expect that the August 2013 Amendment to have a material effect on the tax payable in respect of our Israeli operations.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

We have one capital investment program that has been granted “approved enterprise” status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, and one program that qualify as a “beneficiary enterprise” pursuant to an amendment to the Investment Law that came into effect on April 1, 2005. These programs were waived as part of the "Preferred enterprise" which is part of the "2011 Amendment" mentioned below.

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

Under a recent amendment, announced in August 2013, beginning in 2014, dividends paid out of income attributed to a Preferred Enterprise will be subject to a withholding tax rate of 20% (instead of 15%). In addition, tax rates under the Preferred Enterprise were also raised effective as of January 1, 2014 to 9% in Zone A and 16% elsewhere (instead of the 6% and 12%, respectively).

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

Dividends paid from income derived from any of our approved enterprises or beneficiary enterprises are subject to tax, which is withheld at the source, at the rate of 20%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability to this tax rate.

Taxation of Non-Israeli Shareholders

Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends. As of January 1, 2012, on distributions of dividends by an Israeli company to non-Israeli shareholders, other than bonus shares and stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. As aforesaid, dividends of income generated by an Approved Enterprise (or Benefited Enterprise) are subject to withholding tax at a rate of 20%.

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

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15%. Distributions taxable as dividends paid on the Ordinary shares should qualify for the 15% rate provided that we are not a passive foreign investment company (as described below) for U.S. tax purposes and that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “U.S.-Israel Tax Treaty”) or (ii) the Ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the U.S.-Israel Tax Treaty and that the Ordinary shares currently will be readily tradable on an established securities market in the United States. However, no assurance can be given that the Ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the Ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of Ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

As an alternative to making a QEF election, a U.S. Holder of passive foreign investment company stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a passive foreign investment company by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the passive foreign investment company stock and the U.S. Holder’s adjusted tax basis in the passive foreign investment company stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of Ordinary shares with respect to which the mark to market election is made, are generally treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in its income with respect to such Ordinary shares in prior years). However, gain or loss from the disposition of Ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a passive foreign investment company, will be capital gain or loss. The mark-to-market election is available for so long as our Ordinary shares constitute “marketable stock,” which includes stock of a passive foreign investment company that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national securities exchange that is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the Securities Exchange Act of 1934. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in the minimized quantities, on at least 15 days during each calendar quarter. We believe that The NASDAQ Global Market will constitute a qualified exchange or other market for this purpose. However, we cannot be certain that our Ordinary shares will continue to trade on The NASDAQ Global Market or that the Ordinary shares will be regularly traded for this purpose.

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

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  However, we make available on our website www.tat-technologies.com, our annual audited financial statements, which have been examined and reported on, with an opinion expressed by an independent public accounting firm, and we intend to file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

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

Effects of Changes in Interest Rates

We pay interest on our long-term loans facilities in accordance with the nature of each loan. For loans that bear Libor Rate, we pay interest at a rate per annum equal to up to 3.5% in excess of the Libor Rate. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities.  As of December 31, 2013 we do not have any loans that bear fixed interest rate or linked to the Consumer Price Index (the “CPI”).

Effects of Currency Exchange Fluctuations

Our financial statements are stated in dollars, while a portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS.  Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. As a result, our operations may be affected by fluctuations of the U.S. dollar/NIS exchange rate.  In 2013, the NIS appreciated against the U.S. dollar by 7.0%, while in 2012 the NIS appreciated against the U.S. dollar by 2.3%.  We estimate that a devaluation of 1% of the U.S. dollar against the NIS would result in a decrease of approximately $150,000 in our operating income.

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

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

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

 Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992). Based on that assessment, our management concluded that as of December 31, 2013, our internal control over financial reporting is effective.

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

	Year Ended December 31,
Services Rendered	2013	2012
Audit (1)	$210,000	$257,000
Tax (2)	65,000	47,000
Total	$275,000	$304,000

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

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd.  Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis.  Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee.  The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

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

Item 16F.     Change in Registrant’s Certifying Accountant.

Not Applicable.

Item 16G.     Corporate Governance

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies under the Nasdaq Rules:

Shareholder Approval.   Although the Nasdaq Rules generally require shareholder approval of equity compensation plans and material amendments thereto, we follow Israeli Companies Law, which is to have such plans and amendments approved only by the board of directors, unless such arrangements are for the compensation of directors, Chief Executive Officer or a transaction with the controlling shareholder, in which case they also require the approval of the compensation committee and the shareholders.

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

Annual Reports.  While the Nasdaq Rules generally require that companies send an annual report to shareholders prior to the annual general meeting, we follow the generally accepted business practice for companies in Israel. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent registered public accounting firm, electronically with the SEC and post a copy on our website.

PART III
Item 17.  Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

Item 18.  Financial Statements

Consolidated Financial Statements of the Company

Index to Financial Statements	F-2
Reports of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets	F-4-F-5
Consolidated Statements of Operations	F-6-F-7
Consolidated Statements of Comprehensive Income	F-8
Consolidated Statements of Equity	F-9
Consolidated Statements of Cash Flows	F-10-F-11
Notes to Consolidated Financial Statements	F-12-F-67

Item 19.  Exhibits

The following exhibits are filed as a part of this Annual Report:

1.1           Memorandum of Association of the Registrant (1)

1.2           Articles of Association of the Registrant (filed herewith)

2.1           Specimen Certificate for Ordinary Shares (1)

4.1           2012 Stock Option Plan (7)

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

4.6	English translation of Share Sales Agreement dated April 15, 2008, by and between the Registrant and Mivtach Shamir Investments (1993) Ltd. (5)

4.7	Agreement and Plan of Merger dated April 3, 2009 by and between the Registrant, Limco-Piedmont, Inc. and LIMC Acquisition Company (4)

4.8	TAT's Executive and Directors Compensation Policy (filed herewith)

4.9	Form of Officers Indemnification Undertaking (filed herewith)

5.0	Reports of Other Certified Public Accountants filed: First Aviation Services Inc.

8              List of Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited.

14.2	Consent of Dixon Hughes Goodman LLP
_________________

(1)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1992, and incorporated herein by reference.

(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1999, and incorporated herein by reference.

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

(4)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-4 filed on May 7, 2009 and incorporated herein by reference.

(5)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

(6)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(7)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAT TECHNOLOGIES LTD.

By:	/s/ Tiko Gadot
Tiko Gadot
Chief Financial Officer (Principal Accounting Officer)

Date: March 19, 2014

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders of
TAT Technologies Ltd.

We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. and its subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of First Aviation Services Inc., an equity method investee, as of and for the years ended December 31, 2013 and 2012. The First Aviation Services Inc. financial statements audited by other auditors were prepared on a "historical" basis (prior to basis adjustments primarily related to impairment charges recorded by the Company) and reflect total net assets of $8,140,000 and $5,160,000 as of December 31, 2013 and 2012, respectively, and total net income (loss) of $3,158,000 and ($12,979,000) for the years ended December 31, 2013 and 2012, respectively (subsequently adjusted by the Company to net assets of $2,289,000 and $1,264,000, and net income (loss) of $1,025,000 and ($3,756,000), respectively, to reflect the share in the results of First Aviation Services Inc. and other adjustments primarily related to impairment charges recorded by the Company).  We audited the adjustments necessary to convert the “historical” basis financial statements of First Aviation Services Inc. to the basis reflected in the Company’s consolidated financial statements. The First Aviation Services Inc. financial statements were audited by other auditors (whose report thereon dated March 6, 2014 expressed an unqualified opinion on those financial statements) has been furnished to us, and our opinion expressed herein, insofar as it relates to the historical amounts included for First Aviation Services Inc., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2012 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 19, 2014	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	December 31,
	2013	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$19,814	$17,786
Short-term bank deposits	10,059	10,048
Short-term restricted deposits	-	2,307
Accounts receivable-trade, net	18,387	21,156
Other accounts receivable and prepaid expenses	3,314	4,587
Inventories, net	29,395	33,031
Assets held for sale	9,959	-

Total current assets	90,928	88,915

INVESTMENT AND OTHER NON CURRENT ASSETS:
Investment in an affiliated company	2,289	1,264
Funds in respect of employee rights upon retirement	2,900	3,318
Deferred income taxes	1,616	2,535
	6,805	7,117

PROPERTY, PLANT AND EQUIPMENT, NET	11,147	12,910

Total long-term assets	17,952	20,027

Total assets	$108,880	$108,942

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands, except share data

	December 31,
	2013	2012
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term bank loan and current maturities of long-term loans	$910	$3,274
Accounts payable trade	6,941	6,804
Other accounts payable and accrued expenses	5,815	7,407
Liabilities held for sale	3,428	-

Total current liabilities	17,094	17,485

NON CURRENT LIABILITIES:
Long-term loans, net of current maturities	-	1,116
Other long-term liabilities	58	-
Liability in respect of employee rights upon retirement	3,140	3,815
Deferred income taxes	1,058	1,490

Total long-term liabilities	4,256	6,421

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 14)

Total liabilities	21,350	23,906

EQUITY:
Ordinary shares of NIS 0.9 par value :
Authorized: 10,000,000 shares at December 31, 2013 and 2012; Issued: 9,079,709 and 9,073,043 shares at December 31, 2013 and 2012, respectively; Outstanding: 8,805,236 and 8,798,570 shares at December 31, 2013 and 2012, respectively	2,792	2,790
Additional paid-in capital	64,454	64,410
Treasury stock, at cost, 274,473 shares at December 31, 2013 and 2012	(2,088)	(2,088)
Accumulated other comprehensive loss	(429)	(897)
Retained earnings	20,840	18,018
Total shareholders' equity	85,569	82,233
Non-controlling interest	1,961	2,803
Total equity	87,530	85,036

Total liabilities and equity	$108,880	$108,942

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands

	Year ended December 31,
	2013	2012	2011
Revenues:
Products	$34,364	$36,263	$36,837
Services	45,187	41,652	36,902
	79,551	77,915	73,739

Cost of revenues:
Products	24,892	25,177	24,914
Services	35,987	33,362	31,794
Write down of inventory and impairment charges of long lived assets	-	-	5,465
	60,879	58,539	62,173

Gross profit	18,672	19,376	11,566

Operating expenses:
Research and development, net	713	995	455
Selling and marketing	3,150	2,899	2,819
General and administrative	9,512	10,110	9,450
Other income	(20)	(13)	(190)

	13,355	13,991	12,534

Operating income (loss) from continuing operations	5,317	5,385	(968)

Financial expenses	(947)	(2,094)	(2,121)
Financial income	897	1,988	1,701
Gain from dilution of interests in affiliated company	-	-	240

Income (loss) from continuing operations before taxes on income	5,267	5,279	(1,148)

Taxes on income (tax benefit)	1,041	2,090	(335)

Net income (loss) from continuing operations after taxes on income	4,226	3,189	(813)

Share in results of affiliated company and impairment of share in affiliated company	1,025	(3,756)	331

Net income (loss) from continuing operations	5,251	(567)	(482)

Net loss from discontinued operations, net of tax	(2,429)	(1,147)	(548)

Net income (loss) attributable to TAT Technologies Ltd. shareholders	$2,822	$(1,714)	$(1,030)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands, except share and per share data

	Year ended December 31,
	2013	2012	2011
Basic and diluted income (loss) per share
Net income (loss) from continuing operations per share attributable to controlling interest	$0.60	$(0.06)	$(0.05)
Loss from discontinued operations per share attributable to controlling interest	(0.28)	(0.13)	(0.07)
	$0.32	$(0.19)	$(0.12)

Weighted average number of shares outstanding
Basic	8,799,237	8,808,075	8,815,003
Diluted	8,808,920	8,808,075	8,815,003

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S dollars in thousands

	Year ended December 31,
	2013	2012	2011
Net income (loss)	$1,780	$(1,772)	$(1,083)
Other comprehensive income (loss):
Foreign currency translation adjustments	668	209	(819)
Unrealized loss on marketable securities, net of tax	-	-	(11)
Total other comprehensive income (loss)	668	209	(830)

Comprehensive income (loss)	$2,448	$(1,563)	$(1,913)

Comprehensive loss (income) attributable to non-controlling interest	842	(12)	261
Comprehensive income (loss) attributable to shareholders	$3,290	$(1,575)	$(1,652)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S dollars in thousands, except share data

	TAT Technologies Ltd. Shareholders

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Non-controlling interest	Total equity

BALANCE AT JANUARY 1, 2011	9,073,043	2,790	64,439	(414)	(2,018)	23,262	3,052	91,111
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2011:
Net loss	-	-	-	-	-	(1,030)	(53)	(1,083)
Foreign currency translation	-	-	-	(614)	-	-	(205)	(819)
Adjustment on marketable securities	-	-	-	(8)	-	-	(3)	(11)
Share based compensation income	-	-	(37)	-	-	-	-	(37)
BALANCE AT DECEMBER 31, 2011	9,073,043	2,790	64,402	(1,036)	(2,018)	22,232	2,791	89,161
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2012:
Net loss	-	-	-	-	-	(1,714)	(58)	(1,772)
Foreign currency translation	-	-	-	139	-	-	70	209
Dividend distributed	-	-	-	-	-	(2,500)	-	(2,500)
Purchase of treasury shares	-	-	-	-	(70)	-	-	(70)
Share based compensation expenses	-	-	8	-	-	-	-	8
BALANCE AT DECEMBER 31, 2012	9,073,043	$2,790	$64,410	$(897)	$(2,088)	$18,018	$2,803	$85,036
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2013:
Net income (loss)	-	-	-	-	-	2,822	(1,042)	1,780
Foreign currency translation	-	-	-	468	-	-	200	668
Share based compensation expenses	-	-	3	-	-	-	-	3
Exercise of options	6,666	2	41	-	-	-	-	43
BALANCE AT DECEMBER 31, 2013	9,079,709	$2,792	$64,454	$(429)	$(2,088)	$20,840	$1,961	$87,530

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) attributable to TAT Technologies Ltd. shareholders	$2,822	$(1,714)	$(1,030)
Net loss from discontinued operations	2,429	1,147	548
Income (loss) from continuing operations	5,251	(567)	(482)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,859	1,906	2,618
Exchange differentials of loans	23	16	(19)
Write down of inventory	67	-	2,500
Impairment of goodwill, intangible assets and other long lived assets	-	-	2,965
Gain on sale of property and equipment	(20)	(12)	(190)
Loss (gain) from change in fair value of derivatives	(27)	(399)	372
Interest from short-term bank deposits and restricted deposits	(11)	(48)	-
Provision for doubtful accounts	17	258	31
Share in results of affiliated company and impairment of share in affiliated company	(1,025)	3,756	(331)
Gain from dilution of interests in affiliated company	-	-	(240)
Share based compensation expenses (income)	3	8	(37)
Liability in respect of employee rights upon retirement	286	396	(86)
Deferred income taxes, net	71	1,712	(863)
Changes in operating assets and liabilities:
Amounts due to (from) related parties, net	(63)	711	(674)
Increase in trade accounts receivable	(1,001)	(979)	(1,717)
Decrease in other accounts receivable, prepaid expenses and other	1,195	266	1,161
Decrease (increase) in inventories, net	659	(2,908)	(2,021)
Increase (decrease) in trade accounts payable	278	581	(82)
Increase (decrease) in other accounts payable and accrued expenses	(417)	1,197	(1,498)
Increase (decrease) in other long-term liabilities	58	(2)	-
Net cash provided by operating activities	7,203	5,892	1,407

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of marketable securities	-	1,900	50
Funds in respect of employee rights upon retirement	(48)	(457)	103
Proceeds from sale of property and equipment	51	50	217
Purchase of property and equipment	(2,240)	(2,147)	(2,953)
Investment in short-term deposit	-	(10,000)	-
Proceeds released from restricted deposits	2,307	947	1,822
Net cash provided by (used in) investing activities	$70	$(9,707)	$(761)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Year ended December 31,
	2013	2012	2011
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	$(2,286)	$(776)	$(3,021)
Proceeds from long-term loans received	-	-	674
Dividend paid	-	(2,500)	-
Repayments of short-term loans	(719)	(4,542)	(796)
Short-term credit received from a bank	26	627	2,645
Repurchase of treasury shares	-	(70)	-
Exercise of options	43	-	-
Net cash used in financing activities	(2,936)	(7,261)	(498)
CASH FLOWS FROM DISCONTINUED OPERATIONS:
Cash provided by operating activities of discontinued operations	685	2,054	148
Cash provided by (used in) investing activities of discontinued operations	(31)	(226)	272
Cash used in financing activities of discontinued operations	(304)	(285)	(351)
Effect of exchange rate changes on cash and cash equivalents of discontinued operations	164	90	(29)
Net cash provided by discontinued operations	514	1,633	40

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,851	(9,443)	188
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	17,786	27,229	27,041

CASH AND CASH EQUIVALENTS AT END OF YEAR	22,637	17,786	27,229
LESS – CASH AND CASH EQUIVALENT OF DISCONTINUED OPERATIONS AT END OF YEAR	2,823	2,309	676
CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS AT END OF YEAR	$19,814	$15,477	$26,553

Supplementary information on investing activities not involving cash flows:
Purchase of property and equipment on credit	$590	$-	$-

Supplemental disclosure of cash flow information:
Interest paid	$(89)	$(209)	$(184)
Income taxes paid	$(961)	$(813)	$(966)
Income taxes refunds	$1,383	$780	$1,793

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1 -	GENERAL

a.
TAT Technologies Ltd., (“TAT” or the “Company”) an Israeli corporation, incorporated in 1985, is a leading provider of services and products to the commercial and military aerospace and ground defense industries. Together with its subsidiaries, 100% held, Limco-Piedmont Inc. (“Limco-Piedmont”), 70% held, Bental Industries Ltd. (“Bental”) (with respect to the sale of the entire interest in Bental see note 1(d) and 4) and 100% held, TAT Gal Inc. (“TAT Gal”) hereinafter collectively referred to as the “Group”, it is principally engaged in the following activities:

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

As of December 31, 2013, Limco-Piedmont holds 100% of Limco-Airepair Inc. (“Limco”), of Piedmont Aviation Component Services LLC. (“Piedmont”) and holds, through Piedmont, 29.36% in First Aviation Services Inc. (“FAvS”), a world-wide service provider to the aerospace industry and a one-stop-shop for maintenance, repair and overhaul services (for propellers and landing gear) for the General Aviation Industry.

b.	TAT’s shares are listed on both the NASDAQ (TATT) and Tel-Aviv stock exchange.

c.
In October 2012 two lenders to TAT’s then controlling shareholders, KMN Industries and TAT Industries (herein “Controlling Shareholders”), filed separate petitions to the court to enforce certain liens granted to such lenders by each of the Controlling Shareholders. Such liens consisted of KMN Industries’ holdings of an approximately 80% ownership interest in TAT Industries (which in turn owned approximately 43% of the issued share capital of TAT) and KMN Industries’ direct holdings in TAT (which represented approximately 10% of the issued share capital of TAT). On December 18, 2012 the court appointed permanent receivers on behalf of the two lenders mentioned above for the purpose of jointly realizing the liens granted to such lenders. On March 15, 2013 the receivers of TAT’s shares initiated a bid process for the sale of such shares. On August 7, 2013 the receivers informed TAT that a transaction for the sale of 4,732,351 Ordinary shares of TAT, constituting 53.8% of TAT’s outstanding Ordinary shares as of the date of the transaction, closed after receiving all required approvals and transfer of the agreed consideration by FIMI Israel Opportunity FIVE, Limited Partnership and FIMI Opportunity V, L.P. (“FIMI Funds”).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1 -	GENERAL (CONT)

d.
On February 18, 2014 TAT entered into an agreement to sell its entire interest in Bental, constituting 70% of Bental’s issued and outstanding share capital, to Bental Investments Agshah Ltd. (“Bental Investments”), for an aggregate consideration of $5,000, reflecting an impairment of $3,319 (out of which $2,323 attributed to controlling interest), which is reported in Income (loss) from discontinued operations in the consolidated statement of operations for the year ended December 31, 2013 (see also note 4).

The Company determined Bental met the criteria for held for sale and discontinued operations as of December 31, 2013.

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

As applicable to these financial statements, the most significant estimates and assumptions relate to: revenue recognition, recoverability of inventory, provision for doubtful accounts, impairment of goodwill, intangible assets and long lived assets, impairment of investment in affiliated company, contingencies, provision for taxes and the realizability of deferred tax assets.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -           SIGNIFICANT ACCOUNTING POLICIES (CONT)

b.	Functional currency

The majority of the TAT’s revenues are generated in U.S. dollars ("dollars") and a substantial portion of TAT’s costs are incurred in dollars. In addition, a significant portion of the TAT’s financing has been obtained in dollars. Accordingly, the dollar is the currency of the primary economic environment in which TAT operates and accordingly its functional and reporting currency is the dollar.

Limco’s and Piedmont’s (“U.S. subsidiaries”) revenues are generated in dollars and its costs are incurred in dollars. In addition, the U.S. subsidiaries financing has been obtained in dollars. Accordingly, the dollar is the currency of the primary economic environment in which the U.S. subsidiaries operate and accordingly its functional and reporting currency is the dollar.

Most of Bental’s revenues are generated in New Israeli Shekel ("NIS") and a substantial portion of Bental’s costs are incurred in NIS. In addition, Bental’s financing has been obtained in NIS. Accordingly, the NIS is the currency of the primary economic environment in which Bental operates and accordingly its functional and reporting currency is the NIS. For Bental whose functional currency has been determined to be the NIS, assets and liabilities are translated at year-end exchange rates, and statement of operations items are translated at average exchange rates prevailing during the year. Resulting translation differences are recorded as a separate component of accumulated other comprehensive income (loss) in equity. Although Bental has been accounted for as a discontinued operation, the currency impact of its business is not removed from other comprehensive income (loss).

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

e.	Short-term bank deposits

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits are in Dollars and bear interest at an average annual rate of 0.60%.

f.	Restricted deposits

Restricted deposits primarily consisted of cash deposits which secured a guarantee provided by the Group to an affiliated company and a loan provided to the Company by a financial institution; see note 14(f)(5) for additional information. Classification of restricted deposits as current or non-current assets takes into consideration the expected release date.

g.	Accounts receivable-trade, net

The Group’s accounts receivable balances are due from customers primarily in the airline and defense industries. Credit is extended based on evaluation of a customer’s financial condition and generally, collateral is not required. Trade accounts receivable from sales of services and products are typically due from customers within 30 - 90 days. Trade accounts receivable balances are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than their original contractual payment terms are considered past due. The Group determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Group’s previous loss history from such customers, customer’s current ability to pay its obligation to TAT and the condition of the general economy and the industry as a whole. The Group writes-off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited against earnings. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

h.	Inventories

Inventories are measured at the lower of cost or market.

Cost of inventories is determined as follows:

Raw materials and parts	-	On the basis of actual cost or standard cost.

Work in progress and Finished goods	-	On the basis of actual cost or standard cost which takes into account materials, labor and other direct and indirect manufacturing costs, or identifiable direct costs.

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

Grants received from the OCS for approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction from research and development expenses.  Due the fact that the Company is defined as "Traditional Industry Company", under the OCS regulations, these grants are non-royalty bearing.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

k.	Investment in Company Accounted for using the Equity Method

Investment in which the Group exercises significant influence and which is not considered a subsidiary ("affiliate") is accounted for using the equity method, whereby the Group recognizes its proportionate share of the affiliated company's net income or loss after the date of investment. Significant influence is presumed to exist when the Group holds between 20% to 50% of an affiliated company’s voting instruments.

The Group reviews this investment for impairment whenever events indicate the carrying amount may not be recoverable. See note 3(b).

l.	Impairment of long-lived assets

Long-lived assets, including definite life intangible assets, held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset group) would be written down to their estimated fair values (see also notes 8 and 9).

m.	Treasury Shares

Company shares held by the Company are presented as a reduction of equity at their cost to the Company.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

n.	Revenue recognition

The Group generates its revenues from the sale of OEM products and systems, providing MRO services (remanufacture, maintenance, repair and overhaul services and long-term service contracts) and parts services.

Revenues from the sale of products are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of the resulting receivable is reasonably assured, the price is fixed or determinable and no significant obligation exists. The Group does not grant a right of return.

Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passed) to the customer. Management provides for losses as soon as a loss is expected for the remaining portion of such contracts. For the years ended December 31, 2013, 2012 and 2011, no losses have been recognized for such fixed price contracts.

Revenues from MRO services are recognized when services are completed and the item is shipped back to the customer.

Revenues from some maintenance contracts are recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. The Group estimates the costs that are expected to be incurred based on its experience with the aggregate costs incurred and to be incurred on contracts of this nature. The costs incurred related to the maintenance contracts are not incurred on a straight-line basis, as the timing to provide the maintenance services is dependent on when parts under these contracts require maintenance. Therefore, the Group accrues revenue as costs are incurred. These revenues are then compared to actual results and adjusted to either deferred revenue for results greater than historical estimates or recognized in those cases of performance less than historical estimates.  These accounts are reviewed on a timely basis and adjusted (if required) based on cost structures.

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

q.	Research and development

Research and development costs, net of grants, are charged to expenses as incurred.

r.	Fair value measurement

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

s.	Concentrations of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable.

Cash and cash equivalents are deposited with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold Group's cash and cash equivalents are financially sound. Accordingly, minimal credit risk exists with respect to these financial instruments.

The Group's accounts receivable are derived mainly from sales to customers in the United States, Israel and Europe. The Group generally does not require collateral; however, in certain circumstances the Group may require letters of credit. Management believes that credit risks relating to accounts receivable are minimal since the majority of the Group's customers are world-leading manufacturers of aviation systems and aircrafts, international airlines, governments and air-forces, and world-leading manufacturers and integrators of defense and ground systems.  In addition, the Group has relatively a large number of customers with wide geographic spread which mitigates the credit risk. The Group performs ongoing credit evaluation of its customers' financial condition.

t.	Income taxes

Income taxes are accounted for in accordance with ASC 740 "Income Taxes". This statement prescribes the use of the asset and liability method, whereby deferred tax assets and liabilities account balances are determined based on temporary differences between financial reporting and tax basis of assets and liabilities and for tax loss carry-forwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, see note 17(i).

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting or, if not related to an asset or liability for financial reporting, according to the expected reversal dates of the specific temporary differences.

Taxes which would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing the deferred taxes, when the Group’s intention is to hold, and not to realize the investments.

Following the recognition of Bental as held for sale and discontinued operations as of December 31, 2013, the Company computed deferred tax asset derived from estimated loss for tax purposes, incurred in the sale of its entire interest in Bental. For such capital loss the Company provides valuation allowance as it cannot predict its future realization.

The Group records deferred taxes related to its share in results of its affiliated company.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

t.	Income taxes (cont)

With regard to dividends distributable from the income of non-Israeli subsidiaries: as the Group intends to permanently reinvest retained earnings and has no intention to declare dividends out of such earnings in the foreseeable future it does not record deferred taxes in respect of taxes that would have been paid in such event.

The Group did not provide for deferred taxes attributable to dividend distribution out of retained tax-exempt earnings from "Approved/Benefited Enterprise" plans (see note 17(b)), since it intends to permanently reinvest them and has no intention to declare dividends out of such tax exempt income in the foreseeable future. Management considers such retained earnings to be essentially permanent in duration.

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

u.	Held for sale classification and Discontinued operations

A business is reported as held for sale when management has approved or received approval to sell the business and is committed to a formal plan, the business is available for immediate sale, the business is being actively marketed, the sale is anticipated to occur during the next 12 months and certain other specified criteria are met. A business classified as held for sale is recorded at the lower of its carrying amount or estimated fair value less cost to sell. If the carrying value of the business exceeds its estimated fair value, a loss is recognized.

Assets and liabilities related to a business classified as held for sale are segregated in the consolidated balance sheet in the period in which the business is classified as held for sale.

Operations of a business are reported as discontinued operations if the business is classified as held for sale, the operations and cash flows of the business have been or will be eliminated from our ongoing operations as a result of a disposal transaction and we will not have any significant continuing involvement in the operations of the business after the disposal transaction. The results of discontinued operations are reported in discontinued operations in the consolidated statement of operations for current and prior periods commencing in the period in which the business meets the criteria of a discontinued operation, and include any gain or loss recognized on closing or adjustment of the carrying amount to fair value less cost to sell.

Depreciation is not recorded on assets of a business while it is classified as held for sale.

At December 31, 2013, held for sale assets and liabilities consisted of Bental, the OEM of Electric Motion Systems operating segment, and its results of operations are presented as discontinued operations in the consolidated statement of operations (see also note 4).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -           SIGNIFICANT ACCOUNTING POLICIES (CONT)

w.	Basic and diluted net Earnings per share

Earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings (loss) per share includes the potential effect of stock options outstanding during the year, in accordance with ASC 260 "Earnings per Share", using the treasury stock method.

x.	Share-based compensation

The Group applies ASC 718 "Stock Based Compensation" with respect to employees options, which requires awards classified as equity awards to be accounted for using the grant-date fair value method. The fair value of share-based awards is estimated using the Black-Scholes valuation model, the payment transaction is recognized as expense over the requisite service period, net of estimated forfeitures. The Group estimates forfeitures based on historical experience and anticipated future conditions.

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

The total share-based compensation expenses (income) recognized in the years ended December 31, 2013, 2012 and 2011 in the statements of operations were $3, $8 and $(37), respectively.

y.	Comprehensive income (loss)

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

aa.	Reclassifications:

Certain comparative amounts previously reported as cash and cash equivalents have been reclassified to accounts payable and accounts receivable.

ab.	Recently Issued Accounting Principles

In February 2013, the FASB issued accounting standard update ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts  Reclassified Out of Accumulated Other Comprehensive Income. Previously, information about amounts reclassified out of accumulated other comprehensive income and their corresponding effect on net income had been presented in separate places throughout the financial statements. ASU No. 2013-02 requires entities to present this information in one centralized disclosure in the financial statements; however, it emphasized that there is no change in the current requirements for reporting net income or other comprehensive income in financial statements. The adoption of ASU No. 2013-02 did not have a material effect on Company’s consolidated financial statements.

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

On the date of the above mentioned transaction, FAvS also signed an agreement to purchase all the assets and liabilities of Aerospace Turbine Rotables ("AeTR"). AeTR specializes in renovation and repair of landing gear, safety equipment and hydraulic and electrical components for corporate, regional and military aircraft. Piedmont also provided a guarantee for a period of one year (later renewed for additional periods until finally released on March 2013 as described further below) of up to $ 7,000 with respect to FAvS' debt in connection with the acquisition of AeTR (see also note 14(e)).

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

FAvS' shares are quoted over the counter (OTC) at the PINKSHEET stock market (PINKSHEET: FAVS.PK). FAvS' share value as of December 31, 2013, 2012 and 2011 was $6.60, $7.0 and $5.45, respectively. The Company believes that the share value does not reflect the fair value of FAvS' share, due to very low trading volume in FAvS' shares that do not comprise an active market.

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

Simultaneously with the execution of the Settlement Agreement, the Chief Executive Officer and controlling stockholder of FAvS (“FAvS CEO”), purchased 166,113 shares of Class A Common Stock of FAvS at a price of $18.06 per share, for an aggregate amount of $3,000, while diluting Piedmont’s interest in FAvS from 36.6% to 30.3% (29.36% as of December 31, 2013). In addition, Piedmont agreed to extend its guarantee to the bank debt incurred by FAvS to fund the AeTR transaction through June 30, 2013 and to continue to provide a letter of credit to secure such guarantee.  The amortization schedule for such debt was revised so that no amortization will occur until June 30, 2012. Thereafter the debt will amortize at the rate of $200 per month. On March 18, 2013, the guarantee was released with the completion of the transaction, as described further below.

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

On March 18, 2013, FAvS closed a transaction according to which it sold the majority of the stock of API, one of its subsidiaries, for a total purchase price of $16,500, out of which $15,900 were used to pay-off the outstanding balance of FAvS’ Revolving Line of Credit as of the transaction date. The sale resulted in FAvS retaining a 3% equity interest in the API business. The transaction resulted in a loss from discontinued operations on FAvS books and a write-down of the API business of $11,500 (the “Write Down”) which is included in the FAvS loss for the year ended December 31, 2012. As mentioned above, on June 30, 2012, as a result of certain indications of impairment, the Company recorded an impairment charge of $3,300 in its investment in FAvS (which approximates its share in the said Write-Down). The Company also recorded its share in the losses of FAvS for the year ended on December 31, 2012 in the amount of $456. As such, no additional impairment was required to be recorded by Piedmont at the time of the closing of the sale of API. Simultaneously with the transaction, FAvS paid-off its Term Loan in the amount of $4,000 on March 18, 2013, thereby releasing the guarantee issued to the lending bank by the Piedmont. Accordingly the restricted deposit associated with the above guarantee, was released as well as of March 18, 2013.

b.	Financial information

The FAvS audited consolidated financial statements as of December 31, 2012, which were signed on March 20, 2013, included a restatement for their 2011 consolidated financial statements for the correction of errors in its previously reported amounts.

Company's management reviewed the restatement and its effect on the consolidated financial statements of the Company and found it to be immaterial to the Company’s financial statements for all periods reported. Accordingly, no restatement was recorded in the Company's consolidated financial statements.

Condensed financial information from FAvS consolidated balance sheets as of December 31, 2013 and 2012:

	December 31,
	2013	2012

Current assets	$10,179	$31,090
Long-term assets	8,954	9,742
Total assets	19,133	40,832

Current liabilities	6,522	31,476
Long-term liabilities	4,471	4,196
Total liabilities	$10,993	$35,672

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -           ACQUISITION (CONT)

b.	Financial information (cont)

Condensed financial information from FAvS consolidated statements of operations for each of the three years in the period ended December 31, 2013:

	Year ended December 31,
	2013	2012	2011

Net sales	$23,445	$21,579	$20,515
Gross profit	6,182	9,202	8,626
Loss from continuing operations	(341)	(1,476)	630
Net income (loss)	3,158	(12,979)	(94)
Income (loss) attributable to common stockholders	$2,821	$(13,271)	$(345)

A reconciliation of the share in results of affiliated company and impairment of share in affiliated company for each of the years ended December 31, 2013, 2012 and 2011:

	Year ended December 31,
	2013	2012	2011

Share in income (loss) related to common stockholders	$837	$(653)	$192
Share in income related to preferred stock	187	197	139
Impairment of in affiliated company	-	(3,300)	-
Gain from dilution of interests in affiliated company	-	-	240
Net income (loss)	$1,024	$(3,756)	$571

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4 -           HELD FOR SALE CLASSIFICATION AND DISCONTINUED OPERATIONS

On February 18, 2014 TAT entered into an agreement to sell its entire interest in Bental, the OEM of Electric Motion Systems operating segment, constituting 70% of Bental’s issued and outstanding share capital, to Bental Investments Agshah Ltd. (“Bental Investments”), for an aggregate consideration of $5 million, reflecting an impairment of $3,319 (out of which $2,323 attributed to controlling interest), which is reported in Income (loss) from discontinued operations in the consolidated statement of operations for the year ended December 31, 2013. In addition the Company recorded a loss from discontinued operations of $152 for the year ended on December 31, 2013 (out of which $106 attributed to controlling interest).

The impairment amount is based on the selling price, which is categorized as level 3 measurement.

Closing of the transaction is expected to take place within the next several weeks.

The following table summarizes the components of assets and liabilities held-for-sale in the consolidated balance sheet as of December 31, 2013:

December 31,
2013
Assets:
Cash and cash equivalents	$2,823
Trade accounts receivable	4,067
Other accounts receivable and prepaid expenses	196
Inventories, net	2,983
Funds in respect of employee right upon retirement	778
Deferred income taxes	29
Property, plant and equipment, net	2,402
Assets of businesses held for sale	13,278
Less: impairment	(3,319)
Total assets held for sale	$9,959

Liabilities:
Trade accounts payables	$946
Other accounts payable and accrued expenses	1,109
Long-term loans, net of current maturities	248
Liability in respect of employee rights upon retirement	1,070
Deferred income taxes	55
Total liabilities held for sale	$3,428

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4 -           HELD FOR SALE CLASSIFICATION AND DISCONTINUED OPERATIONS (CONT)

The following are amounts related to Bental included in net loss from discontinued operations:

	Year ended December 31,
	2013	2012	2011

Revenues	$9,589	$10,008	$11,658

Loss before taxes on income (tax benefit)	$(148)	$(191)	$(158)

Loss from discontinued operations, net of tax ($5, $3 and $19 in 2013, 2012 and 2011, respectively)	$(3,471)	$(1,205)	$(601)
Loss from discontinued operations attributable to non-controlling interest	1,042	58	53
Loss from discontinued operations attributable to TAT Technologies Ltd. shareholders	$(2,429)	$(1,147)	$(548)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5 -           AVAILABLE-FOR-SALE - MARKETABLE SECURITIES

	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Fair Value
Available-for-sale:
Money Market	$1,136	$-	$1,136

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Fair Value
Available-for-sale:
Money Market	$3,341	$-	$3,341

NOTE 6 -           FAIR VALUE MEASUREMENT

Recurring Fair Value Measurements

The Group measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company's financial assets measured at fair value on a recurring basis, consisted of the following types of instruments:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Money Market	$1,136	$-	$-	$1,136

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Money Market	$3,341	$-	$-	$3,341
Derivatives	-	27	-	27
Total	$3,341	$27	$-	$3,368

The carrying amounts of financial instruments, include cash and cash equivalents, short-term bank deposits, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6 -           FAIR VALUE MEASUREMENT (CONT)

Non-Recurring Fair Value Measurements

As for the fair value measurement related to the impairment of Bental as of December 31, 2013, see note 4.

The following table presents the Group’s assets measured at fair value on a non-recurring basis for the year ended December 31 2012:

		Fair value measurements using
	As of December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses for the year ended December 31, 2012
Goodwill (1) (*)	$-	$-	$-	$-	$1,015
Investment in affiliated company (2)	$1,264	$-	$-	$1,264	$3,300

(*) Excluding discontinued operations for the year ended on December 31, 2012

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 -	INVENTORIES, NET

Inventories are composed of the following:

	December 31,
	2013 (*)	2012

Raw materials and components	$9,648	$12,321
Work in process	14,044	16,145
Spare parts	4,742	3,897
Finished goods	961	668

	$29,395	$33,031

(*) Excluding held for sale assets at December 31, 2013

Inventories are net of reserve for slow moving.

Write down of inventory (as mentioned below) is in the amount of $1,147 and $1,430 at December 31, 2013 and 2012, respectively.

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

In 2013, 2012 and 2011, approximately $350, $1,892 and $1,501, respectively, of inventory previously written-down were used or sold in the course of providing MRO services.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8 -           PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2013 (*)	2012
Cost:
Land and buildings	$5,582	$6,929
Machinery and equipment (1)	34,696	36,849
Motor vehicles	418	676
Office furniture and equipment	1,559	2,293
Software	1,166	1,166
	43,421	47,913

Less: Accumulated depreciation	32,274	35,003
Depreciated cost	$11,147	$12,910

(*) Excluding held for sale assets at December 31, 2013

(1)	The cost is net of investment grants received by Bental in the amount of $274 as of December 31, 2012.

Depreciation and amortization expenses amounted to $1,859, $1,906 and $2,618 for the years ended December 31, 2013, 2012 and 2011, respectively (depreciation and amortization expenses do not include impairment charges).

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

Liens on property, plant and equipment are discussed at note 14(f).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 -           GOODWILL AND INTANGIBLE ASSETS

a.	Intangible assets:

	December 31,
	2013	2012
License for service center
Cost	$2,050	$2,050
Accumulated amortization and impairment charges	(2,050)	(2,050)
Amortized cost	$-	$-

Amortization expenses amounted to $539 for the year ended December 31, 2011 (amortization expenses do not include impairment charges).

For the year ended December 31, 2011, due to decrease in the anticipated profit margins the Company recorded an impairment charge for its intangible assets in the total amount of $1,398, under cost of revenues. This amount is comprised of impairment charge in the amount of $1,100 (the entire asset was written off) in connection with the "Authorized service center" intangible asset at the MRO services for Aviation Components operating segment and $298 (the entire asset was written off) in connection with the ‘Customer Relations’ intangible asset at its OEM of Electric Motion Systems operating segment (see also note 6(2)).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 -           GOODWILL AND INTANGIBLE ASSETS (CONT)

b.	Impairment Assessments

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 -        OTHER BALANCE SHEETS SUPPLEMENTALS

a.	Other accounts receivable and prepaid expenses:

	December 31,
	2013 (*)	2012

Deferred tax asset	$1,589	$2,122
Government authorities	1,154	1,424
Prepaid expenses	498	831
Income receivables and grants	-	33
Derivatives	-	27
Amounts due from related parties	5	54
Other	68	96

	$3,314	$4,587

(*) Excluding held for sale assets at December 31, 2013

b.	Other account payable and accrued expenses:

	December 31,
	2013(*)	2012

Employees and payroll accruals	$3,077	$3,358
Accrued expenses (**)	732	1,757
Government authorities	483	673
Advances from customers	840	731
Warranty provision	229	276
Accrued royalties	336	268
Deferred tax liability	40	126
Amounts due to related parties	-	112
Other accrued expenses	78	106

	$5,815	$7,407

(*) Excluding held for sale assets at December 31, 2013
(**) Includes $750 royalties payable to a supplier in the MRO business, at December 31, 2013, following a reconciliation of an audit.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -	TRANSACTIONS WITH RELATED PARTIES

a.	Transactions with TAT Industries:

	Year ended December 31,
	2013	2012	2011

Management fees (1)	$29	$50	$50
Lease expenses (2)	$424	$416	$408

(1)
According to the agreement between TAT and TAT Industries, TAT Industries will pay the Company an annual management fee in the amount of $50. The management fees are recorded as a reduction of general and administration expenses. Such services provided to TAT Industries until the purchase of TAT’s shares by FIMI Funds on August 7, 2013 (see also note 1).

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

b.	Balances with related parties:

	December 31,
	2013	2012
TAT Industries - current asset (1)	$-	$54
FAVS - current asset	5	-
Total asset	$5	$54

Bental Non-controlling interest - current liability	$-	$(60)
FAVS - current liability	-	(29)
Isal Amlat Investment (1993) Ltd.	-	(23)
Total liability	$-	$(112)

(1)	Results from certain expenses incurred by TAT Industries and borne by the Company. The debt bears interest at the rate equal to the interest rate agreed between TAT Industries and its lending banks.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -	TRANSACTIONS WITH RELATED PARTIES (CONT)

c.	Transactions with related parties:

	Year ended December 31,
	2013	2012	2011

Management fees to shareholders (see item e below)	$-	$359	$400

d.
Bental is engaged in various agreements with the Non-controlling interest and other related parties for the rental, maintenance and other services provided to it, in connection with its plant and operations. Total amount paid by Bental for these services in 2013, 2012 and 2011 was $432, $505 and $526, respectively.

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

Total amount paid by TAT for the management services in 2012 and 2011, was $359 and $397, respectively.

In addition, the Company received management services from a private company (“Management company”) controlled by Mr. Nathan Galili (“Galili”), CEO of KNM Industries Ltd. (a private company through which Isal Amlat indirectly holding control in the Company). The management services will consist of a half-time of Galili, which value is more than the reduced amount, and will additionally include its services as active chairman of Bental. For those services the Company will pay the Management company annual management fees equal to the reduced amount, in addition to NIS 7,000 (approximately $2, plus VAT), as a monthly remuneration for travelling expenses to Bental. In addition, if during the service period or within a twelve month period from the end of the service period the Company will sell its holding in Bental, for more than $6,600 (“low threshold”), then the Management company will be eligible for a bonus which will be determined as follows:

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -	TRANSACTIONS WITH RELATED PARTIES (CONT)

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

f.
On June 14, 2010, TAT and Bental signed a management services agreement. TAT agreed to provide Bental with various services including investor relations, business development, marketing and advertising consulting, legal services and the appointing of TAT personnel in Bental board of directors. The agreement was effective since January 1, 2010 and the annual management fees were in the amount of $120. Such management fees were paid until June 30, 2013, following which the extent of such services reduced significantly together with the intent of the Company to sell its entire interest in Bental (see also note 4).

g.
In December 2009, Piedmont provided a guarantee for a period of one year up to $7,000 in respect of FAvS' debt taken in connection with the acquisition of AeTR. As of December 31, 2012, the guarantee amount is $4,600 (such guarantee was released on March 18, 2013, see also note 3(a)).

h.
On September 7, 2011, TAT received a loan from Bental for the total amount of NIS 2.5 million (approximately $700), to be repaid in whole at the end of a 24 month period (the “Term”). The principal amount bears interest of Prime + 1% payable on a quarterly basis and may be repaid at any time during the term upon TAT’s discretion. Simultaneously with such loan, Bental received a loan from an Israeli bank for similar amount under similar terms and conditions. Such loan amount was repaid by TAT to Bental on September 8, 2013, which in turn Bental made, on the same date, an on time repayment of the loan in the total amount of NIS2.5 million (approximately $693)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 -        SHORT TERM BANK CREDIT AND LONG TERM LOANS

a.	Terms of the long-term loans and balances:

		Interest Rate
	Currency of loan	December 31, 2013	Years of Maturity	December 31, 2013

Current maturities of long-term loan (2)		$2.50%-3.50%	2009-2014	$884

		Interest Rate
	Currency of loan	December 31, 2012	Years of Maturity	December 31, 2012

Long-term loan (1)	NIS	5.25%	2012-2014	$523
Long-term loan (2)		$2.50%-3.50%	2009-2014	2,477
Long-term loan (3)	NIS	Prime + 1%	2013	670
				3,670

Less - current maturities (1)				(290)
Less - current maturities (2)				(1,594)
Less - current maturities (3)				(670)

				$1,116

(1)
The original loan was received by Bental in 2009 from an Israeli bank in the amount of $1,400 to be repaid in quarterly installments over a five year period, commencing 2010.  On June 30, 2010, the remaining balance of the original loan, in the amount of $1,185, was repaid and a new loan in the same amount was taken. This new loan bears annual fixed interest of 5.25% and will be repaid until August 2014 in quarterly installments. The loan balance as of December 31, 2013 and 2012 was $248 (presented as part of the liabilities held for sale) and $523, respectively (with regard to covenants related to such loan see note 14(f)(3)).

(2)
Loans received by TAT from an Israeli bank in a total amount of $6,250 out of which $5,000 were received during year 2008 and additional $1,250 were received during year 2009. The loans amount was to be repaid in four annual installments commencing 2011. These loans bear quarterly interest of Libor + 3.5% and Libor + 1.85%, respectively. Through November, 2012 TAT prepaid $3,775, following which the remaining balance was $2,477. In September, 2011, TAT reached agreement with its lending bank to adjust certain financial covenants related to the said loans it was failing to meet at the time. On May 1, 2013, the Company made a payment of $1,593 in accordance with its payment schedule following which the remaining balance was $884. As of December 31, 2013 the Company met all financial covenants related to such loans (see also note 14(f)(2)).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 -        SHORT TERM BANK CREDIT AND LONG TERM LOANS (CONT)

(3)
On September 7, 2011, Bental received a loan from an Israeli bank in a total amount of NIS2.5 million (approximately $700), to be repaid in full at the end of a 24 month period (the “Term”). The principal amount bears interest of Prime + 1% payable on a quarterly basis and may be repaid at any time during the term upon Bental’s discretion. On September 8, 2013 Bental made an on time repayment of the loan in the total amount of NIS2.5 million (approximately $693) (see also note 11(h)).

Group provided certain guarantees and covenants to secure its long-term loans, see note 14(e) and 14(f).

b.	As of December 31, 2013 TAT's short-term bank credit balance amounted to $26.

c.	Line of credit

On November 15, 2011, Limco-Piedmont renewed its line of credit with a U.S bank for an additional 21 month period ending on August 31, 2013 (not renewed further in 2013), for borrowings of up to $10,000 under certain conditions. $5,000 of this amount will stand for Limco and $5,000 will stand for Piedmont. The line of credit bears interest of Libor + 1.5%, and its utilization is subject to compliance with financial covenants agreed between the parties. As of December 31, 2012, approximately $688 of the total line of credit was utilized by Limco and Piedmont. In addition, as of December 31, 2012 Limco-Piedmont met all financial covenants related to such line of credit (see also note 14(f)(1)).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -	LONG-TERM EMPLOYEE-RELATED OBLIGATIONS

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

TAT's liability for all of its Israeli employees is fully covered for by monthly deposits with severance pay funds, insurance policies, Mivtahim Social Insurance Institution Ltd. ("Mivtahim"). The liability covered by deposits with Mivtahim is irrevocably transferred to Mivtahim. Accordingly, neither the amounts accumulated with Mivtahim, nor the corresponding liabilities for severance pay are reflected in the consolidated balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes profits (or loss) accumulated through the balance sheet date.

Severance pay expenses for TAT were $555, $495 and $425 for the years ended December 31, 2013, 2012 and 2011, respectively.

Limco-Piedmont sponsors a 401(K) profit sharing plan covering substantially all of its employees. The plan permits the employer to contribute a discretionary amount for a plan year, which the employer designates a qualified non-elective contribution. Contributions to plan by Limco-Piedmont were $253, $209 and $188 for the years ended December 31, 2013, 2012 and 2011, respectively.

The Group (excluding discontinued operation) expects to contribute approximately $820 in 2014 to the pension funds and insurance companies in respect of their severance and pension pay obligations.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -	LONG-TERM EMPLOYEE-RELATED OBLIGATIONS (CONT)

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

The amounts of severance payments, actually paid to retired employees, by TAT were $226, $26 and $23 for the years ended December 31, 2013, 2012 and 2011.

TAT expect to pay $1,868 in future benefits to their employees during 2014 to 2022 upon their normal retirement age - see breakdown below. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Israeli companies before their normal retirement age.

Year	Amount
2014	$282
2015	189
2016	261
2017	198
2018	248
Thereafter (through 2023)	800
$1,978

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -        COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commissions arrangements:

The group is committed to pay marketing commissions to sale agents at a range of 1% to 12% of total sales contracts which were received through promotion and distribution carried out by them. Commission expenses were $781, $670 and $579 for the years ended December 31, 2013, 2012 and 2011, respectively. The commissions were recorded as part of the selling and marketing expenses.

b.	Royalty commitments:

(1)
TAT is committed to pay royalties to third parties through 2013, of ranging between 9% to 17% of sales of products developed by the third parties. Royalty expenses were $177 and $202 for the years ended December 31, 2013 and 2012, respectively. The royalties were recorded as part of the cost of revenues.

(2)
Limco-Piedmont is committed to pay royalties to a third party, ranging between 3% to 5% of sales of products purchased from the third party, after deducting related costs incurred by Limco-Piedmont. That third party is the exclusive manufacturer of the products for which Limco-Piedmont provide MRO services. In addition, Limco-Piedmont is committed to pay said third party royalties, ranging between 1.5% to 10% of sales of additional products exclusively manufactured by the third party. Royalty expenses were $400, $232 and $201 for the years ended December 31, 2013, 2012 and 2011, respectively. The royalties were recorded as part of the cost of revenues.

(3)
Bental is committed to pay royalties to the Israeli government on proceeds from the sales of products, in the research and development of which the Israeli government participated by way of grants. Under the terms of Bental’s funding from the Office of the Chief Scientist, royalty payments are computed on the portion of sales from such products at a rate of 2% and 3.5%. The commitment to the Chief Scientist is limited to the amount of the received participation (U.S. dollar linked), with the addition of an annual interest rate based on Libor. As of December 31, 2012 the total amount of royalty bearing grants due by Bental to the Chief Scientist was approximately $86.

c.	Lease commitments:

Limco-Piedmont leases some of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2017. The monthly rental expense ranges from approximately $3.5 to $8. Certain leases contain renewal options as defined in the agreements. Lease expense (excluding related parties) totaled $215, $233 and $239 for the years ended December 31, 2013, 2012, and 2011 respectively.

TAT leases its factory from TAT Industries until 2020; (related party rent expense of $424 for the year ended December 31, 2013, see also note 11(a)).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -        COMMITMENTS AND CONTINGENT LIABILITIES (CONT)

c.	Lease commitments (cont):

As of December 31, 2013, future minimum rental payments under non-cancelable operating leases are as follows:

Year	Amount
2014	$636
2015	646
2016	623
2017	534
2018	468
2019 and thereafter	964
Total	$3,871

d.	Legal claims contingencies

(1)	For details about the settlement of the commercial dispute between Piedmont and FAvS See note 3(a).

(2)
On November 29, 2011, a Factoring company ("the plaintiff"), filed a claim with the magistrates court in Tel-Aviv against the Company, Bental and ten others ("the respondents"), jointly and severally, for the amount of NIS6,151 thousand (approximately $1,620). The plaintiff's case against the Company and Bental is based on invoices that were presented to the plaintiff by supplier of the Company and Bental (“the supplier”), by virtue of assignment of rights, which were originally issued to the Company and Bental by the supplier for certain alleged services. On February 5, 2012, the Company and Bental filed for its statement of defense, in which it denied the plaintiff's claims and clarified that it acted according to the deed of assignment of rights, and that the invoices neither represent nor reflect real transactions and/or real services which were rendered. The Company and Bental and their legal advisor are of the opinion that their exposure due to the claim filed is not probable and thus no provision was recorded in regard of that claim of December 31, 2013.

e.	Guarantees:

(1)
In order to secure TAT's liability to the Israeli customs, the Company provided a bank guarantee in the amount of $241. The guarantee is linked to the consumer price index and is valid until December 2014.

(2)	See also note 14(f) for restricted cash deposit against certain loans and guarantees.
(3)
See also note 11(g) for details of a guarantee provided by Piedmont in respect of FAvS’ debt. As of December 31, 2012, the amount of this guarantee was $4,600 (such guarantee was released on March 18, 2013, see also note 3(a)).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -	COMMITMENTS AND CONTINGENT LIABILITIES (CONT)

f.	Covenants and liens on assets:

1)
In connection with its line of credit, Limco-Piedmont was obligated to meet minimal borrowing base and certain financial covenants. The utilization of the credit line was subject to compliance with the following financial covenants as agreed with the lending U.S bank:

(i)	Tangible net worth of not less than $51,500 (on August 20, 2012 concluded with the U.S bank to set this covenant at $49,500). As of December 31, 2012 Limco-Piedmont’s tangible net worth was $51,533;
(ii)	Total liabilities to tangible net worth ratio of less than 1.0. As of December 31, 2012 Limco-Piedmont’s leverage was 0.18; and
(iii)	Net financial assets of not less than $10,000. As of December 31, 2012 Limco-Piedmont’s net financial assets amount was $20,667.

Accordingly, as of December 31, 2012 Limco-Piedmont met all financial covenants (such credit line not renewed further in 2013 – see also note 12(c)).

2)
In order to secure bank loans in the remaining amount of $884 as of December 31, 2013, TAT granted a specific lien on Bental's shares held by TAT - see also note 12(a)(2)). In addition, TAT is obligated to meet certain covenants, all of which have been met.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -	COMMITMENTS AND CONTINGENT LIABILITIES (CONT)

f.	Covenants and liens on assets (cont):

3)
In order to secure bank loans in the amount of $1,185 (remaining balance of $248 as of December 31, 2013) , Bental granted floating liens on all of its property and assets, fixed lien on its unpaid share capital and goodwill and first priority liens on its property, plant and equipment, checks and other trading instruments. In addition, Bental is obligated to certain covenants including:

(i)	Bental’s debt to EBITDA ratio will be less than 3.0. As of December 31, 2013 and 2012 the ratio was (7.2) and (2.4), respectively; and
(ii)
Bental’s tangible shareholders’ equity will not be less than NIS 20 million (approximately $5,760) and not less than 30% of its total assets. As of December 31, 2013 and 2012 Bental’s tangible shareholders’ equity was NIS 34.0 million (approximately $9,789) and NIS 34.8 million (approximately $9,335), representing 74% and 70%, respectively of its total assets.

Accordingly, as of December 31, 2013, Bental met all financial covenants as agreed.

4)	A lien on Bental Approved Enterprise has been registered in favor of the State of Israel (see note 17(b) below).

5)
In order to secure the guarantee Piedmont provided to FAvS as mentioned on note 11(g), Piedmont granted a lien on a bank deposit in the amount of $2,300, which is recorded as restricted deposit in the balance sheet as of December 31, 2012. Such guarantee and restricted deposit were released on March 18, 2013(see also note 3(a)).

NOTE 15 -        SHAREHOLDERS' EQUITY:

a.
TAT's Ordinary shares confer upon their holders voting rights, the right to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of TAT.

b.	Treasury purchase plan

TAT’s Board of Directors approved a stock repurchase plan under Rule 10b5-1 of the Securities Exchange Act of 1934.  The plan was for a period of 6 months and provided for the purchase of shares in an aggregate amount of up to $500. Such plan replaced and superseded a prior repurchase plan approved by TAT’s Board of Directors on February 21, 2012. On November 21, 2012, the term of such stock repurchase plan ended. As of such date, the Company had purchased 16,433 shares for approximately $70 (average of $4.29 per share) constituting less than 0.1% of TAT’s issued shares.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -        SHAREHOLDERS' EQUITY (CONT)

The repurchased shares became dormant as defined in the Israeli Companies Law.

A reconciliation of opening and closing balances of the number of ordinary shares outstanding is presented below:

	2013	2012	2011
Balance outstanding at beginning of year	8,798,570	8,815,003	8,815,003
Purchase of treasury shares	-	(16,433)	-
Exercise of options	6,666	-	-
Balance outstanding at end of year	8,805,236	8,798,570	8,815,003

c.	Stock option plans:

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

The weighted average fair value of stock options granted at the grant date, is $2.69, $2.9 and $3.15, for Series A, B and C, respectively, based on Black-Scholes option-pricing model.

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

NOTE 15 -        SHAREHOLDERS' EQUITY (CONT)

c.	Stock option plans (cont)

(2)
Following the approval of TAT's Audit committee and Board of Directors, on June 28, 2012, the Company’s shareholders approved the 2012 stock option plan (the “2012 Plan”) to grant up to 380,000 options to purchase Ordinary shares, 0.9 NIS par value, of the Company to senior executives and certain members of the Board of Directors, at an exercise price of $6.5 per share. The Options vest over a three-year period (one-third each year), the vesting of 50% of the Options is subject, in addition, to certain minimum shareholders' equity during a period of 4 years from the grant date, unless the optionee is no longer employed by the Company, in which case the options will be considered forfeited within 30 days. On August 21, 2012, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 330,000 Options, which were granted on October 4, 2012.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -        SHAREHOLDERS' EQUITY (CONT)

d.	Stock option plans (cont)

(3)	The following table is a summary of the activity of TAT's stock Option plan:

	Year ended December 31,
	2013
	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	285,000	$6.50
Granted	-	-
Expired	-	-
Forfeited	(133,334)	6.50
Exercised	(6,666)	6.50

Outstanding at the end of the year	145,000	$6.50

Exercisable options	24,167	$6.50

The weighted-average grant-date fair value of options granted in 2012 was $0.19. The aggregate intrinsic value for the options outstanding as of December 31, 2013, 2012 and 2011 was $212, $0 and $0, respectively.

Compensation expenses (income) attributable to outstanding stock options were $3, $8 and $(37) for the years ended December 31, 2013, 2012 and 2011, respectively. Compensation expense is recognized in the statement of income as an operating expense based on the fair value of the option over the requisite service period. As of December 31, 2013 and 2012 total unrecognized compensation cost related to nonvested Share based compensation arrangements granted under the Company's 2012 plan was $17.8 and $46.9, respectively. That cost is expected to be recognized over a weighted-average period of 1.04 years.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -        SHAREHOLDERS' EQUITY (CONT)

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

As of December 31, 2013, the entire amount of accumulated other comprehensive loss consists of amounts derived from foreign currency translation and is related to Bental.

NOTE 16 -        EARNINGS (LOSS) PER SHARE (“EPS”)

Basic and diluted earnings (loss) per share are based on the weighted average number of ordinary shares outstanding. Diluted EPS is based on those shares used in basic EPS plus shares that would have been outstanding assuming issuance of ordinary shares for all dilutive potential ordinary shares outstanding.

	Year ended December 31,
	2013	2012	2011
Numerator for EPS:
Net income (loss) from continuing operations	$5,251	$(567)	$(482)
Net loss from discontinued operations, net of tax	(2,429)	(1,147)	(548)

Denominator for EPS:
Weighted average shares outstanding – basic	8,799,237	8,808,075	8,815,003
Dilutive shares	9,683	-	-
Weighted average shares outstanding – diluted (*)	8,808,920	8,808,075	8,815,003

EPS attributable to controlling interest:
Basic and diluted
Net income (loss) from continuing operations	$0.60	$(0.06)	$(0.05)
Loss from discontinued operations	$(0.28)	$(0.13)	$(0.07)

(*) Dilutive shares are calculated using the treasury stock method and include dilutive shares from share-based employee compensation plans.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	TAXES ON INCOME

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”)

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

In the event of distribution of a cash dividend from income which was tax exempt as above, the Company and Bental would have to pay the 25% tax in respect of the amount distributed. Company has policy not to distribute cash dividends from such exempt income. As of December 31, 2013, the Company had accumulated a total amount of approximately $9,700 of exempt income (out of which $7,750 relates to Bental which determined as discontinued operation as of December 31, 2013).

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	TAXES ON INCOME (CONT)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law") (cont):

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

Under a recent amendment, announced in August 2013, beginning in 2014, dividends paid out of income attributed to a Preferred Enterprise will be subject to a withholding tax rate of 20% (instead of 15%). In addition, tax rates under the Preferred Enterprise were also raised effective as of January 1, 2014 to 9% in Zone A and 16% elsewhere (instead of the 6% and 12%, respectively).

Bental is located in area in Israel that is designated as Development Zone A and as such entitled to reduce tax rates of 10% during 2011-2012, 7% in 2013, and 9% in 2014 and thereafter.

TAT is located in area in Israel that is designated as elsewhere and as such entitled to reduce tax rates of 15% during 2011-2012, 12.5% in 2013, and 16% in 2014 and thereafter.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	TAXES ON INCOME (CONT)

c.	Corporate tax rate in Israel

The statutory rate of the Israeli corporate tax is as follows: 2013 and 2012 - 25%, 2011- 24%. In July 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribed, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011.

On December 6, 2011, the Knesset (Israel's Parliament) passed a law for changing the tax burden (Legislative Amendments), which cancels, among others, the gradual reduction in the corporate tax rates in Israel. In addition, the corporate tax in Israel was increased to 25% from 2012 and thereafter.

On July 30, 2013, the Israeli Parliament (the Knesset) approved the second and third readings of the Economic Plan for 2013-2014 (“Amended Budget Law”) which consists, among others, of fiscal changes whose main aim is to enhance long-term collection of taxes. These changes include, among others, raising the Israeli corporate tax rate from 25% to 26.5%.

The effect of the abovementioned change on the financial statements is immaterial.

d.	U.S. subsidiaries U.S. subsidiaries are taxed based on federal and state tax laws. The statutory tax rate for 2013, 2012, and 2011 was 38%.

e.	Tax assessments

TAT’s income tax assessments are considered final through 2011. In 2013, a tax assessment for the years 2008 through 2011 was finalized by the Israeli tax authorities.

Bental income tax assessments are considered final through 2009.

Limco-piedmont income tax assessments are considered final through 2009.

TAT-GAL which was incorporated in 2008 has not received final tax assessment yet.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -        TAXES ON INCOME (CONT)

f.	Income tax reconciliation:

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to taxes on income (tax benefit) as reported in the statements of income:

	Year ended December 31,
	2013	2012	2011
Income (loss) before taxes on income (tax benefit) as reported in the statements of income	$5,267	$5,279	$(1,148)

Statutory tax rate in Israel	25%	25%	24%

Theoretical taxes on income (tax benefit)	$1,317	$1,320	$(276)

Increase (decrease) in taxes on income resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	453	434	(73)
Reduced tax rate on income derived from "Preferred Enterprises" plans	(255)	(143)	103
Change in enacted tax rates	34	-	-
Exempt income	-	(4)	(10)
Valuation allowance	294	499	-
Tax in respect of prior years	(342)	(83)	(24)
Permanent differences	(460)	67	(55)
Taxes on income (tax benefit) as reported in the statements of income (loss)	$1,041	$2,090	$(335)

g.	Income (loss) before taxes on income (tax benefit) is comprised as follows:

	Year ended December 31,
	2013	2012	2011

Domestic (Israel)	$1,942	$2,046	$1,547
Foreign (United States)	3,325	3,233	(2,695)

	$5,267	$5,279	$(1,148)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -        TAXES ON INCOME (CONT)

h.	Taxes on income (tax benefit) included in the statements of income:

	Year ended December 31,
	2013	2012	2011
Current:
Domestic (Israel)	$160	$282	$373
Foreign (United States)	334	295	213

	494	577	586
Deferred:
Domestic (Israel)	15	115	245
Foreign (United States)	874	1,481	(1,142)

	889	1,596	(897)
Previous years:
Domestic (Israel)	(209)	(45)	(71)
Foreign (United States)	(133)	(38)	47

	(342)	(83)	(24)

	$1,041	$2,090	$(335)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	TAXES ON INCOME (CONT)

i.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TAT's deferred tax liabilities and assets are as follows:

	December 31,
	2013	2012
Deferred tax assets (liabilities):
Allowance for doubtful accounts	$47	$133
Unrealized gains	146	131
Provisions for employee benefits	277	270
Inventory	920	1,171
Other temporary differences	199	417
Deferred tax assets - short-term- other accounts receivables	$1,589	$2,122

Goodwill and intangible assets	$671	$884
Property, plant and equipment	18	707
Provisions for employee benefits and other temporary differences	38	64
Tax credits carryforward	447	274
Capital and state tax losses carryforward	3,306	1,823
Net operating losses carryforward	419	606
Other	23	-
Deferred tax assets, before valuation allowance – Long-term	4,922	4,358
Valuation allowance	(3,306)	(1,823)
Deferred tax assets, net – long-term	$1,616	$2,535

Other temporary differences deferred tax liabilities – short-term- other accounts receivable	$(40)	$(126)

Property, plant and equipment and intangible assets	(1,003)	(1,457)
Other	(55)	(33)
Deferred tax Liabilities - Long-term	$(1,058)	$(1,490)

As of December 31, 2013, TAT did not provide a valuation allowance in respect of deferred tax assets, since management currently believes that it is more likely than not that the deferred tax asset will be realized in the future. For capital losses and certain state tax losses, incurred by the U.S. subsidiaries, the Company provides valuation allowance as it cannot predict its future realization.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	TAXES ON INCOME (CONT)

The following table summarizes the changes in the valuation allowance for deferred tax assets:

Balance, January 1, 2011	$200
Addition charged to expenses	(16)

Balance, December 31, 2011	184
Addition charged to expenses	1,639

Balance, December 31,2012	1,823
Addition charged to expenses	1,483

Balance, December 31,2013	$3,306

TAT does not intend to distribute earnings of a foreign subsidiary aggregating up to approximately $11,400 (tax earnings and profits) as of December 31, 2013, and accordingly, no deferred tax liability has been established relative to these earnings. If such profits and earnings are distributed by cash dividend, it would be taxed at tax rate applicable to such distribution (25%) and an income tax liability of up to approximately $2,850 would be incurred as of December 31, 2013.

TAT does not intend to distribute tax-exempt earnings deriving from Approved Enterprise aggregating approximately $9,700 as of December 31, 2013, and accordingly, no deferred tax liability has been established related to these earnings. If such tax-exempt income is distributed by cash dividend (including a liquidation dividend), it would be taxed at the reduced corporate tax rate applicable to such profits (25%) and an income tax liability of up to approximately $2,425 would be incurred as of December 31, 2013 (See also note 17(b)).

j.	A reconciliation of the beginning and ending amount of unrecognized provision is as follows:

Amount

Balance at January 1, 2011	$84
Exchange rate differences	2
Balance at December 31, 2011	86
Exchange rate differences	(2)
Balance at December 31, 2012	84
Exchange rate differences	6
Utilization upon assessment	(90)
Balance at December 31, 2013	$-

Unrecognized tax benefits, mainly of a long-term nature, at December 31, 2013, 2012 and 2011 amounted to $(84), $(2) and $2, respectively. All of the above amounts of unrecognized tax benefits would affect the effective tax rate if recognized.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18 -	SEGMENT INFORMATION

a.	Segment Activities Disclosure:

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

On February 18, 2014 TAT entered into an agreement to sell its entire interest in Bental, the OEM of Electric Motion Systems operating segment, constituting 70% of Bental’s issued and outstanding share capital (for additional information see note 4).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure:

The following financial information is the information that management uses for analyzing the segment results. The figures are presented in consolidated method as presented to management.

The following financial information is a summary of the operating income of each operational segment:

	Year ended December 31, 2013
	OEM of Heat Management Solutions	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Elimination of inter-company sales	Consolidated

Revenues
Sale of products and services	$27,326	$29,796	$22,429	$-	$-	$79,551
Intersegment revenues	3,812	111	-	-	(3,923)	-
Total revenues	31,138	29,907	22,429	-	(3,923)	79,551

Cost of revenues	24,141	21,600	19,224	-	(4,086)	60,879
Gross profit	6,997	8,307	3,205	-	163	18,672

Research and development	415	298	-	-	-	713
Selling and marketing	1,520	1,145	485	-	-	3,150
General and administrative	3,158	3,093	3,261	-	-	9,512
Other expense (income)	(20)	-	-	-	-	(20)
Operating income (loss)	1,924	3,771	(541)	-	163	5,317

Financial expense, net	-	-	-	(50)	-	(50)
Income before taxes on income						$5,267

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18 -        SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont)

	Year ended December 31, 2012
	OEM of Heat Management Solutions	OEM of Electric Motion Systems	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Elimination of inter-company sales	Adjustment to the consolidated financial statements	Consolidated

Revenues
Sale of products and services	$27,944	$10,008	$27,529	$22,442	$-	$-	$(10,008)	$77,915
Intersegment revenues	3,088	-	180	-	-	(3,268)	-	-
Total revenues	31,032	10,008	27,709	22,442	-	(3,268)	(10,008)	77,915

Cost of revenues	23,105	8,043	19,671	19,044	-	(3,281)	(8,043)	58,539
Gross profit	7,927	1,965	8,038	3,398	-	13	(1,965)	19,376

Research and development	581	157	414	-	-	-	(157)	995
Selling and marketing	1,476	527	1,049	374	-	-	(527)	2,899
General and administrative	3,530	1,377	3,270	3,310	-	-	(1,377)	10,110
Other expense (income)	(13)	21	-	-	-	-	(21)	(13)
Operating income (loss)	2,353	(117)	3,305	(286)	-	13	117	5,385

Financial expense, net	-	-	-	-	(106)	-	-	(106)
Income before taxes on income								$5,279

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont)

	Year ended December 31, 2011
	OEM of Heat Management Solutions	OEM of Electric Motion Systems	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Elimination of inter-company sales	Adjustment to the consolidated financial statements	Consolidated

Revenues
Sale of products and services	$25,993	$11,658	$27,600	$20,146	$-	$-	$(11,658)	$73,739
Intersegment revenues	4,027	-	3	-	-	(4,030)	-	-
Total revenues	30,020	11,658	27,603	20,146	-	(4,030)	(11,658)	73,739

Cost of revenues	22,662	9,388	20,173	17,882	-	(4,009)	(9,388)	56,708
Write down of inventory and impairment charges of long lived assets	-	-	-	5,465	-	-	-	5,465
Gross profit	7,358	2,270	7,430	(3,201)	-	(21)	(2,270)	11,566

Research and development	455	331	-	-	-	-	(331)	455
Selling and marketing	1,202	619	1,026	591	-	-	(619)	2,819
General and administrative	3,789	1,499	3,035	2,626	-	-	(1,499)	9,450
Other expense (income)	(190)	21	-	-	-	-	(21)	(190)
Operating income (loss)	2,102	(200)	3,369	(6,418)	-	(21)	200	(968)

Financial expense, net	-	-	-	-	(420)	-	-	(420)
Income before taxes on income								$(1,388)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18 -	SEGMENT INFORMATION (CONT)

c.	The following financial information identifies the assets to segment:

	Year ended December 31, 2013
	OEM of Heat Management Solutions	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Consolidated

Assets	$45,518	$28,806	$18,137	$16,419	$108,880
Depreciation and amortization (*)	991	603	265	-	1,859
Expenditure for segment assets (*)	992	664	584	-	2,240

	Year ended December 31, 2012
	OEM of Heat Management Solutions	OEM of Electric Motion Systems	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Consolidated

Assets	$34,315	$12,707	$27,093	$18,473	$16,354	$108,942
Depreciation and amortization (*)	974	-	735	197	-	1,906
Expenditure for segment assets (*)	1,047	-	756	344	-	2,147

	Year ended December 31, 2011
	OEM of Heat Management Solutions	OEM of Electric Motion Systems	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Consolidated

Assets	$34,055	$13,941	$27,464	$21,068	$19,783	$116,311
Depreciation and amortization (*)	1,139	-	758	721	-	2,618
Expenditure for segment assets (*)	924	-	638	1,391	-	2,953
Goodwill	-	1,042	-	-	-	1,042

 (*) Excluding discontinued operations for each of the years ended on December 31, 2013, 2012 and 2011.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19 -	ENTITY-WIDE DISCLOSURE

a.	Total revenues and long-lived assets - by geographical location were as follows:

	Year ended December 31,
	2013		2012		2011
	Total revenues (**)	Long-lived assets (*)	Total revenues (**)	Long-lived assets	Total revenues (**)	Long-lived assets
Sale of products
Israel	$6,248	$5,748	$9,147	$8,417	$8,218	$8,528
United states	18,016	-	16,475	-	21,495	-
France	5,482	-	4,604	-	3,264	-
Rest of Europe	2,292	-	1,966	-	2,507	-
Other	2,326	-	4,071	-	1,353	-
	$34,364	$5,748	$36,263	$8,417	$36,837	$8,528

	Year ended December 31,
	2013		2012		2011
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Services
Israel	$612	$-	$468	$-	$384	$-
United states	27,639	5,399	25,648	4,493	25,416	4,325
Netherland	1,553	-	3,303	-	4,378	-
Rest of Europe	7,658	-	4,624	-	3,875	-
Other	7,725	-	7,609	-	2,849	-
	$45,187	$5,399	$41,652	$4,493	$36,902	$4,325

(*) Excluding held for sale assets at December 31, 2013
(**) Excluding discontinued operations for each of the years ended on December 31, 2013, 2012 and 2011.

b.	Major Customers

No single customer accounted for 10% or more of Group's total net revenue in any year presented.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 20 -        SELECTED STATEMENTS OF INCOME DATA

	Year ended December 31,
	2013	2012	2011
Financial income (expenses), net (*):

Financial income:
Foreign currency gains	$661	$1,294	$1,108
Derivatives	27	399	352
Tax refund	95	53	71
Interest on cash equivalents, short-term bank deposits and others	114	242	172

	897	1,988	1,703

Financial expenses (*):
Bank charges	(77)	(71)	(74)
Interest on short-term loans	(18)	(98)	(98)
Interest on long-term loans	(66)	(120)	(148)
Foreign currency losses	(786)	(1,376)	(1,149)
Derivatives	-	(321)	(642)
Others	-	(108)	(12)
	(947)	(2,094)	(2,123)

	$(50)	$(106)	$(420)

(*) Excluding discontinued operations for each of the years ended on December 31, 2013, 2012 and 2011.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 21 -        SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS INFORMATION

	Warranty provision	Allowance for Doubtful Accounts

Balance, as of January 1, 2011	341	2,419

Additions	169	31
Utilization	(222)	-
Write-offs, net of recoveries	-	(2,260)

Balance, as of December 31, 2011	288	190

Additions	196	258
Utilization	(208)	-
Write-offs, net of recoveries	-	(72)

Balance, as of December 31, 2012	$276	$376

Additions	186	17
Utilization	(190)	-
Write-offs, net of recoveries	-	(270)

Less: Held for sale	(43)	-

Balance, as of December 31, 2013	$229	$123

NOTE 22 -        SUBSEQUENT EVENTS

a.
On March 19, 2014, subsequent to the balance sheet date, TAT’s board of directors declared a cash dividend in the total amount of $2,000 (approximately NIS6.97 million), or $0.23 per share (approximately NIS0.79 per share), for all of the shareholders of TAT. The dividend will be paid to shareholders of record on April 21, 2014. TAT will pay the dividend on May 7, 2014.

b.	On March 19, 2014, pursuant to the 2012 stock option Plan, TAT’s Board of Directors approved the grant of 195,000 Options, at an exercise price of $8.79 per share, to senior executives.