Form 20-F
period 2014-12-31
TAT TECHNOLOGIES LTD
filed 2015-03-23
CIK 808439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _____________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE EXCHANGE ACT OF 1934

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

Ordinary Shares, par value NIS 0.90 per share…………… 8,808,344
(as of December 31, 2014)

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

Yes ☐ No ☒

ii

iii

INTRODUCTION

TAT Technologies Ltd. (the Company or TAT) is a provider of a variety of services and products to the commercial and military aerospace and ground defense industries through our Gedera facility in Israel or Gedera, as well as through our subsidiary, Limco-Piedmont Inc., or Limco-Piedmont in the U.S. Limco-Piedmont operates through Limco Airepair Inc., or Limco and Piedmont Aviation Component Services LLC or Piedmont.

As of December 31, 2014, we operated under three segments:  (i) original equipment manufacturing or “OEM” of Heat Management Solutions through our Gedera facility; (ii) heat transfer services and products through our Limco subsidiary; and (iii) maintenance, repair and overhaul or “MRO” services for aviation components through our Piedmont subsidiary.

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

In addition, TAT, through its Piedmont subsidiary, holds approximately 28.08% of the equity securities of First Aviation Services Inc., or FAvS (See Item 4 – “Information on the Company; History and development of TAT”; See Item 8 – “Financial Information; Significant Changes”). FAvS, together with its subsidiaries, offers certain MRO services through two FAA authorized facilities.

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

A.             Selected Financial Data

TAT’s selected historical information is derived from the audited consolidated financial statements of TAT as of December 31, 2014 and 2013 and for each of its fiscal years ended December 31, 2014, 2013 and 2012, which are included elsewhere in this annual report, and have been prepared in accordance with U.S. GAAP. The selected financial data as of December 31, 2011 and 2010 and for the years ended December 31, 2011 and December 31, 2010 is derived from audited consolidated financial statements of TAT not included in this annual report, which have been prepared in accordance with U.S. GAAP.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects”, and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Income Statement Data:
	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands, except share and per share data)
Revenues:
Products	$31,363	$34,364	$36,263	$36,837	$25,908
Services	49,363	45,187	41,652	36,902	40,801
Total revenues	80,726	79,551	77,915	73,739	66,709
Cost of revenues:
Products	23,340	24,892	25,177	24,914	21,859
Services	40,286	35,987	33,362	31,794	29,136
Write down of inventory and impairment charges of long lived assets	-	-	-	5,465	3,500
Total cost of revenues	63,626	60,879	58,539	62,173	54,495
Gross profit	17,100	18,672	19,376	11,566	12,214
Operating expenses:
Research and development, net	1,070	713	995	455	274
Selling and marketing	3,203	3,150	2,899	2,819	2,948
General and administrative	9,019	9,512	10,110	9,450	11,262
Impairment of goodwill and intangible assets		-	-	-	4,704
Other income	(11)	(20)	(13)	(190)	-
Operating income (loss) from continuing operations	13,281	5,317	5,385	(968)	(6,974)
Financial expenses, net	(1,294)	(50)	(106)	(420)	(33)
Other expenses, net	-	-	-	-	(200)
Gain from dilution of interests in affiliated company	-	-	-	240	-
Income (loss) from continuing operations before taxes on income	2,525	5,267	5,267	(1,148)	(7,207)
Taxes on income (tax benefit)	1,360	1,041	2,090	(335)	(4,262)
Net income (loss) from continuing operations after taxes on income	1,165	4,226	3,189	(813)	(2,945)
Share in results of affiliated company and impairment of share in affiliated company	267	1,025	(3,756)	331	(4,510)
Net income (loss) from continuing operations	1,432	5,251	(567)	(482)	(7,455)
Net income (loss) from discontinued operations, net of tax	-	(2,429)	(1,147)	(548)	169
Net income (loss) attributable to TAT Technologies’ shareholders	$1,432	$2,822	$(1,714)	$(1,030)	$(7,286)
Basic and diluted net income (loss) per share
Net income (loss) from continuing operations per share attributable to controlling interest	0.16	0.60	(0.06)	(0.05)	(0.84)
Discontinued operations attributable to controlling interest	-	(0.28)	(0.13)	(0.07)	0.02
	$0.16	$0.32	$(0.19)	$(0.12)	$(0.82)
Weighted average number of shares used in computing
Basic net income (loss) per share	8,805,495	8,799,237	8,808,075	8,815,003	8,815,003
Diluted net income (loss) per share	8,826,542	8,808,920	8,808,075	8,815,003	8,815,003
Cash dividend per share	$0.23	$-	$0.28	$-	$-

Balance Sheet Data:

	As of December 31,
	2014	2013	2012	2011	2010
	(in thousands)
Working capital	$71,805	$73,834	$71,430	$70,665	$70,462
Total assets	101,468	108,880	108,942	115,318	121,427
Long-term liabilities, excluding current maturities	4,463	4,256	6,421	9,333	5,294
Shareholders’ equity	$85,468	$85,569	$82,233	$86,370	$88,059

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

For the OEM of heat management solutions, TAT’s major competitors are other OEMs who manufacture heat transfer components, including manufacturers based in the U.S. such as the Hughes-Treitler division of Ametek Inc., Lytron Inc., Niagara Thermal, Hamilton Sundstrand, Honeywell International, Liebherr-Aerospace Toulouse S.A., Stewart Warner South Wind Corp. and Triumph Thermal Systems, manufacturers based in Europe such as I.M.I. Marston Ltd., a subsidiary of Hamilton Sundstrand, Secan, a subsidiary of Honeywell, Behr and manufacturers based in Asia such as Sumitomo Precision Products from Japan. Many of TAT’s competitors are far larger, have substantially greater resources, including technical, financial, research and development, marketing and distribution capabilities than TAT, and enjoy greater market recognition. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than TAT.  TAT may not be able to offer its products as part of integrated systems to the same extent as its competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of its competitors. Failure to do so could adversely affect TAT’s business, financial condition and results of operations.

For the Heat Transfer Services and Products, TAT’s major competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers, including Triumph Accessories (Triumph Corporation), LORI Heat Transfer Center of Honeywell (Tulsa, Oklahoma), SECAN-Honeywell (France),Drake Air – Ametek (Tulsa, Oklahoma), American Cooler Service, Hamilton Malaysia, Lufthansa Technik and Elite.

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

Five customers accounted for approximately 18.6%, 22.2% and 23.1% of TAT’s revenues for the years ended December 31, 2014, 2013 and 2012, respectively. TAT’s major customers may not maintain the same volume of business with TAT in the future. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

A part of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments and are subject to special risks. A loss of all, or a major portion, of the revenues of TAT or any of its subsidiaries from government contracts could have a material adverse effect on TAT’s operations.

A portion of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments accounted for approximately 6.8%, 4.2% and 4.6% of TAT’s revenues on a consolidated basis for the years ended December 31, 2014, 2013 and 2012, respectively.

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

TAT may face significant risks in the management of its inventory, and failure to effectively manage its inventory levels may result in supply imbalances that could harm its business

In connection with our OEM and MRO operations, we maintain an inventory of exchangeable units of heat exchangers, APUs, landing gears and other spare parts related to our products in various locations, including with third party logistics providers. Due to the long-lead time of our suppliers and manufacturing cycles, we need to make forecasts of demand and commit significant resources towards these inventories. As such, we are subject to significant risks in managing the inventory needs of our business during the year, including estimates of the appropriate demand across our models. Should actual market conditions differ from our estimates, our future results of operations could be materially adversely affected. In the future, we may be required to record write-downs of finished products and materials on-hand as a result of future changes in our sales forecasts.

TAT faces special risks from international sales operations which may have a material adverse effect on TAT’s business, operating results and financial condition.

In the years ended December 31, 2014, 2013 and 2012, approximately 93%, 91.4% and 87.7% of TAT’s sales, respectively, resulted from TAT’s international operations (out of Israel). This source of revenue is subject to various risks, including:

• Governmental embargoes or foreign trade restrictions;
• Changes in U.S. and foreign governmental regulations;
• Changes in foreign exchange rates;
• Tariffs;
• Other trade barriers;
• Political, economic and social instability; and
• Difficulties collecting accounts receivable.

Accordingly, TAT and its subsidiaries may encounter significant difficulties in connection with the sale of their products in international markets.

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

TAT’s success will depend largely on its continued reliance on the experience and expertise of its senior management. Any of the senior managers of TAT may terminate his or her employment with TAT and seek employment with others who may seek his or her expertise. The loss of the expertise of senior management of TAT through death, disability or termination of employment would have a material and adverse effect on TAT’s business, financial condition and results of operations. TAT is not the beneficiary of life or disability insurance covering any of the executives, key employees or other personnel of TAT.

TAT depends on its manufacturing and MRO facilities and any material damage to these facilities may adversely impact TAT’s operations.

TAT believes that its results of operations will be dependent in large part upon its ability to manufacture and deliver OEM products and to provide MRO services promptly upon receipt of orders and to provide prompt and efficient service to its customers. As a result, any material disruption of TAT’s day-to-day operations could have a material adverse effect on its business, customer relations and profitability. TAT relies on its Gedera, Israel,  Kernersville and Winston-Salem, North Carolina and Tulsa, Oklahoma facilities for the production of its OEM products and provision of its MRO services. A war, fire, flood, earthquake or other disaster or condition that significantly damaged or destroyed any of these facilities would have a material adverse effect on the operations of TAT.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on TAT and TAT’s executives and directors. TAT’s efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and TAT expects these efforts to require the continued commitment of significant resources. TAT may identify material weaknesses or significant deficiencies in its assessments of its internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on TAT’s operating results, investor confidence in TAT’s reported financial information and the market price of TAT’s ordinary shares. Our independent registered public accounting firm is not required to and was not performed an audit of our internal control over financial reporting as of December 31,2014.

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

TAT’s operations expose TAT to potential liabilities for personal injury or death as a result of the failure of an aircraft component that has been designed, manufactured, serviced or supplied by TAT. TAT believes that, in an effort to improve operating margins, some customers have delayed the replacement of parts beyond their recommended lifetime, which may undermine aircraft safety and increase the risk of liability of TAT and its subsidiaries
.
There can be no assurance that TAT will not experience any material product liability losses in the future, that it will not incur significant costs to defend such claims, that, although TAT maintains a product liability insurance policy,  its insurance coverage will be adequate if claims were to arise or that it would be able to maintain insurance coverage in the future at an acceptable cost. A successful claim brought against TAT or its subsidiaries in excess of its available insurance coverage may have a material adverse effect on TAT’s business.

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

TAT’s financial statements are stated in dollars, while a portion of TAT’s expenses, primarily labor expenses, are incurred in NIS and a part of TAT’s revenues are quoted in NIS. Additionally, certain assets, as well as a portion of TAT’s liabilities, are denominated in NIS. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on TAT’s profitability and period to period comparisons of TAT’s results. TAT’s results may be adversely affected by the devaluation of the NIS in relation to the dollar (or if such devaluation is on lagging basis), if TAT’s revenues in NIS are higher than TAT’s expenses in NIS and/or the amount of TAT’s assets in NIS are higher than TAT’s liabilities in NIS. Alternatively, TAT’s results may be adversely affected by an appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if the amount of TAT’s expenses in NIS are higher than the amount of TAT’s revenues in NIS and/or the amount of TAT’s liabilities in NIS are higher than TAT’s assets in NIS. From time to time, we enter into hedging transactions to attempt to limit the impact of foreign currency fluctuations. However, the protection provided by such hedging transactions may be partial and leave certain exchange rate-related losses and risks uncovered. Therefore, our business and profitability may be harmed by such exchange rate fluctuations.

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

TAT is incorporated under the laws of the state of Israel, and TAT’s executive offices, manufacturing plant and research and development facilities are located in the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence TAT. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on TAT’s business, financial condition and results of operations.

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

TAT was founded in 1985 to develop the computerized systems business of its then parent company, TAT Industries Ltd. (or TAT Industries), a publicly - held Israeli corporation then engaged in the manufacture and sale of aeronautical equipment. In December 1991, TAT acquired the heat exchange operations of TAT Industries and in 2000, TAT purchased the remaining operations of TAT Industries relating to the manufacture and maintenance of aviation accessories and leased certain of its properties.

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

TAT is a provider of a variety of services and products to the commercial and military aerospace and defense industries through its Gedera facility, as well as through its subsidiaries, Limco and Piedmont in the U.S (Limco and Piedmont are held by TAT through Limco-Piedmont Inc. (“Limco-Piedmont”)).

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

In July 2005, Limco acquired Piedmont Aviation Component Services, LLC (“Piedmont”), a company certified by the FAA to perform maintenance, repair and overhaul services of APUs and landing gears. Piedmont’s  FAA - certified repair station (located in North Carolina). provides MRO services for airlines, air cargo carriers, maintenance service centers and the military, especially for landing gear and auxiliary power units (APU).

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

A.            Business Overview

Overview

TAT provides a variety of services and products to the commercial and military aerospace and defense industries and operates under three segments: (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products, and (iii) Maintenance, Repair and Overhaul or “MRO” services for Aviation Components, each with the following characteristics.

TAT’s activities in the field of OEM of Heat Management Solutions primarily relate to its Gedera facility and include (i) the design, development, manufacture and sale of a broad range of heat transfer components such as heat exchangers used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) the manufacture and sale of cooling systems and (iii) a variety of other aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the field of MRO services for heat transfer products primarily relate to its subsidiary, Limco, and include the maintenance, repair and overhaul of heat transfer equipment and to a lesser extent, the OEM manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military. Limco is also certified by the European Aviation Safety Agency, or EASA, the Civil Aviation Administration of Thailand (Thai), the Civil Aviation Administration of Indonesia and the Civil Aviation Administration of Brazil.

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

OEM of Heat Management Solutions

TAT is an OEM of heat management solutions, primarily through its Gedera facility, to the aerospace and defense industries. The main OEM activity of Gedera is the design and manufacture of a comprehensive line of heat exchangers and cold plates, or heat transfer products. Heat transfer products facilitate removal and dissipation of heat generated during the operation of mechanical and electronic systems. Gedera’s heat transfer products are generally integrated into a complete cooling systems. Using Gedera’s technological expertise, Gedera designs each of its heat transfer products to meet the specific space, power, performance and other needs of its customers. Gedera’s heat transfer products are marketed worldwide for applications in commercial and military aircraft and electronic systems, the primary users of such equipment. Gedera’s customers include Liebherr-Aerospace Toulouse S.A., or Liebherr, Boeing Aircraft Company, or Boeing, Israel Aerospace Industries, or IAI, Cessna Aircraft Company, or Cessna, Cirrus Aircraft Inc., or Cirrus, Pilatus Aircraft Ltd, or Pilatus, Embraer Empresa Brasileira de Aeronáutica S.A., or Embraer, Eaton Aerospace LLC, or Eaton, Parker Hannifin Corporation, or Parker, as well as the United States Air Force, United States Army, and Navy. Such customers typically enter into supply contracts with Gedera pursuant to which Gedera manufactures specified heat transfer products in connection with the customers’ production or retrofitting of particular aircraft equipment. Such supply contracts are generally long term engagements that may have terms of ten years or more.

As part of its OEM activities, Gedera is also engaged in the design, development and manufacture of complete cooling systems. This product line principally includes cooling systems for electronic systems (used in airborne military platforms) and ground cooling systems (used in military facilities, tents, vehicles and other military applications).

In addition, Gedera designs, develops and manufactures aviation and flow control accessories. These accessories include components, such as valves and pumps. Customers for Gedera’s aviation accessories include Lockheed-Martin Corp, Teledyne Continental Motors, the Israeli Air Force, IAI, Elbit Systems, or Elbit, as well as the United States Air Force and Navy.

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

Heat Transfer Services and Products

Through its subsidiary, Limco, TAT provides services and products to the aerospace industry in the field of heat transfer. Limco’s FAA certified repair station provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. Limco is also certified by EASA, the Civil Aviation Administration of Thailand (Thai), the Civil Aviation Administration of Indonesia and the Civil Aviation Administration of Brazil. Limco specializes in MRO services for components of aircraft, such as heat transfer products and ozone converters. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft heat exchangers typically require MRO services, including repairs and installation of replacement units, after three to five years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period. Limco’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Limco’s customers include major US domestic and international airlines, air cargo carriers, maintenance service centers, OEMs such as commercial and military aircraft manufacturers and defense contractors, and the U.S. government (Army, Air Force and Coast Guard). Such customers typically enter into MRO contracts with Limco which are generally long term engagements that may have terms of one to five years or more.

Limco is recognized by leading OEMs of aerospace products to provide MRO services for their systems. For example, Limco is a well-recognized Hamilton Sundstrand repair center, providing MRO services for many of its air-to-air heat transfer products. Limco’s repair station is certified by the FAA and EASA.

In addition to its MRO services, Limco also manufactures heat transfer products used in commercial, regional, business and military aircraft, on the OEM basis. Customers for Limco’s heat transfer products include the U.S. Army, Air Force and Navy, Raytheon, Boeing, Bell Helicopter, Vought Aircraft, Enstrom Helicopter, Cobham and Gulfstream.

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

MRO services for Aviation Components

Through its subsidiary, Piedmont, TAT provides MRO services for aviation components to the aerospace industry. Piedmont’s FAA and EASA certified repair station provides aircraft component MRO services mainly for airlines, air cargo carriers, maintenance service centers and to a lesser extent the military, primarily for landing gear and auxiliary power units (APU). Piedmont specializes in MRO services for components of aircraft, such as APUs and landing gears. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft components typically require MRO services, including repairs and installation of replacement units, after three to ten years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period.  Piedmont’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Piedmont’s customers include domestic and international airlines, air cargo carriers and maintenance service centers. Such customers typically enter into MRO contracts with Piedmont which are generally long term engagements that may have terms of one to ten years or more.

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

Business Strategy

TAT’s principal strategy is as follows:

•
Enhancing OEM Capabilities — TAT’s goal through Gedera and Limco is to capitalize on its technical expertise, experience and reputation in the markets of heat management solutions, to expand the scope of its OEM offerings for the commercial and defense industries. TAT also intends to continue the transition from the development and manufacture of single components to the development and manufacture of complete systems.

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

Heat Transfer Products

Gedera manufactures a wide range of heat transfer products. Gedera specializes in the design and manufacturing of highly efficient, compact and reliable heat transfer products that are designed to meet stringent constraints such as size, weight and applicable environmental conditions. Heat transfer products, such as heat exchangers and cold plates, are integral components of a wide variety of environmental control systems and mechanical and engine systems, as well as a wide range of electronic systems. These systems generate heat during operation that must be removed and dissipated. Heat transfer products facilitate the exchange of the heat created through the operation of these systems by transmitting the heat from a hot medium (air, oil or other fluids) to a cold medium for disposal.

In the aerospace industry, there is a constant need for improvements in performance, weight, cost and reliability. In addition, as electronic systems become smaller and more densely packed, the need for sophisticated and efficient heat transfer components used to provide the cooling functions becomes more critical. Using Gedera’s technological expertise, TAT believes it is well positioned to respond to these industry demands through continued new product development and product improvements.

Gedera’s principal heat transfer products include heat exchangers and cold parts. Typically, air-to-air heat exchangers cool a jet engine’s bleed air which, when cooled, is then used in the aircraft’s air conditioning, pressurization and pneumatic systems. The liquid-to-air heat exchangers cool liquids such as engine oil, hydraulic oil and others used in other systems.

Gedera provides one stop shop to all of the different types of heat transfer products in certain aircraft. Gedera’s heat exchangers are generally sold for between $2,000 and $20,000 per unit. A significant portion of Gedera’s heat transfer products are sold to customers in connection with the original manufacture or retrofitting of particular aircraft equipment. Gedera generally enters into long-term supply contracts with its customers, which require Gedera to supply heat transfer products as part of a larger project.

Gedera also manufactures other heat transfer equipment, such as cooling chassis, heat sinks and cold walls (which may be air-to-air, liquid-to-air or liquid-to-liquid), which control and dispose of heat emitted by the operation of various electronic systems. Such products are currently utilized mainly in radar systems, avionics, electronic warfare systems and various pods for targeting, navigation and night vision.

Gedera’s customers for heat transfer products/systems include: Liebherr, Boeing, IAI, Cessna, Bell Helicopter, Raytheon Aircraft Company, as well as the United States Air Force and Navy. As a result of the specialized nature of the systems in which Gedera’s parts are included, spare and replacement parts for the original heat transfer products/systems are usually provided by Gedera.

Aviation And Flow Control Accessories

Gedera is also engaged in the design, development and manufacture of aviation and flow control accessories. These accessories include components such as valves and pumps. Gedera’s customers for the design, development and manufacture of aviation and flow control accessories include Lockheed-Martin, Boeing, Teledyne, the Israeli Air Force, IAI, as well as the U.S. Air Force and Navy.

Cooling And Air-Conditioning Systems

Gedera is also engaged in the design, development and manufacture of complete environmental control systems and cooling systems. This product line includes ground cooling systems used in military facilities, tents, vehicles and other military applications. It also includes Vapor Cycle air conditioning systems (or ECS — Environmental Cooling Systems) used in light aircraft. Gedera offers mobile cooling and air conditioning solutions for military applications such as mobile command and control units, command and control vehicles, armored vehicles, mobile broadcast units, mobile hospitals, etc. In addition, Gedera designs, develops and manufactures power electronics cooling systems based on customer specifications, while providing a complete engineering solution in compliance with strict military and civil aviation standards. Gedera’s systems are used in Israel and abroad and are tested under strict standards.

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

Limco specializes in the repair and overhaul of heat transfer products. These products are heat exchangers including oil coolers, pre-coolers, re-heaters, condensers, water separators, fuel heaters and evaporators.

Limco is continually increasing its MRO capabilities based upon market need or customer request. Limco’s capabilities include heat transfer components used in aircraft and systems manufactured by Airbus, Boeing, Bombardier, Cessna, Embraer, Lockheed Martin, Fokker, Liebherr-Aerospace, Gulfstream, British Aerospace and others.

One of Limco’s operational strengths and competitive advantages is the close cooperation with TAT’s Gedera facility. Through Gedera’s core manufacturing capabilities and engineering expertise, Limco enjoys a constant supply source of cores of the highest quality necessary in order to perform its MRO services for heat transfer products. In addition, Limco benefits from Gedera’s varying engineering and development capabilities relevant to Limco’s services in the field of heat transfer.

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

OEM Capabilities

In addition to its MRO services, Limco also acts as an OEM manufacturer of heat transfer products used mainly in military aircraft and also in commercial, regional and business aircraft. Limco specializes in the design and manufacturing of highly efficient heat transfer components, which are designed to meet stringent constraints such as size, weight and applicable environmental conditions. These units include, oil coolers, precoolers, reheaters, condensers, fuel heaters and evaporators.

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

Piedmont specializes in providing MRO services for APU models manufactured primarily by Honeywell, and in providing MRO services for landing gear for regional aircraft manufactured by Bombardier Canadair Regional Jet (CRJ 100/200), ATR (42/72), Embraer (E170) and Bombardier Dash 8.

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

Major Customers

OEM Customers

TAT provides, primarily through Gedera, OEM services worldwide to customers in the commercial, defense and industrial markets. TAT currently sells its OEM products and systems to approximately 200 commercial and military aircraft manufacturers and defense contractors, and the U.S. and Israeli governments.

TAT’s leading OEM customers are set in the following table:

Aircraft manufacturers	Boeing Aircraft Company, Airbus, Cessna Aircraft Company, Bombardier, Cirrus Aircraft Inc., Pilatus Aircraft Ltd., Embraer, Bell Helicopter, Lockheed Martin.
System manufacturers/integrators and Defense Contractors	Liebherr-Aerospace, Thales, Honeywell International, Rafael, Elbit, IAI, Lockheed, EADS, Eaton Aerospace, Parker Hannifin Corporation.
Industry players	Kodak (Creo), IBM

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

MRO Customers

TAT services approximately 200 MRO customers, primarily through Limco and Piedmont, including major U.S. domestic and international airlines, air cargo carriers, maintenance service centers, the U.S. military and navy and other military air forces. In this capacity, TAT is not a party to any OEM manufacturing contracts, and acts solely upon orders received from its MRO services’ customers.

TAT’s leading MRO customers are set in the following table:

Domestic and International Airlines and Air Cargo carriers
Singapore Airlines, Air France-KLM, SAS, Swiss, EL AL, Delta, United, US Airways, Air Canada Jazz, Republic Airways, Expressjet, DHL, Austrian Airlines, TAM, Saudia, Interjet, Thai, Korean Air, Air India, FedEx and Cargolux.

Maintenance Service Centers	Fokker, Honeywell International, Kellstrom Commercial, Aerokool, Lufthansa Technik, UTAS-Hamilton, SR Technics, Evergreen Aviation Component Services, Gulfstream.
Government and Air forces	U.S. Army, Air Force and Navy; Israeli Air force; NATO Air-forces

Due to the long term relationships of TAT with many of its customers, their relative financial stability and their loyalty to TAT, TAT anticipates that the risk of major customer terminations is low. TAT also makes significant efforts to penetrate new markets and to broaden its customer base in order, among other things, to reduce the risk of relying on a small number of customers.

Military Contracts

Sales to the U.S. and Israeli governments accounted for approximately 6.4% and 0.3% of TAT’s revenues for the year ended December 31, 2014, approximately 3.6% and 0.6% of its revenues for the year ended December 31, 2013 and approximately 4.1% and 0.5% of its revenues for the year ended December 31, 2012, respectively.

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

The vast majority of the governmental contracts to which TAT is party to are fixed-price contracts, some of which contain fixed price escalation mechanism. Under these contracts TAT agrees to perform specific work for a fixed price and, accordingly, realizes the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. The allowable government contract costs and fees of TAT are subject to audit and may result in non-reimbursement of some contract costs and fees. While governments reserve the right to conduct further audits, audits conducted for periods through fiscal year 2014 have resulted in no material cost recovery disallowances for TAT.

The eligibility of TAT to perform under its government contracts requires TAT to maintain adequate security measures. TAT has implemented security procedures that it believes adequately satisfies the requirements of its current government contracts.

Sales and Marketing

Gedera

Gedera derives its revenues mainly from sales to customers in the United States, Israel and Europe. The tables below detail Gedera’s (i) geographic revenues; and (ii) revenues derived from commercial and defense customers, for the years ended December 31, 2014 and 2013, before elimination of intercompany sales of $5.6 million and $4.0 million, respectively.

	Year Ended December 31,
	2014		2013
Geographic Region	Revenues In Thousands	Percentage	Revenues In Thousands	Percentage
North America	$15,479	54.9%	$14,679	47.1%
Europe	2,257	8.0	2,302	7.4
France	3,642	12.9	5,482	17.6
Israel	5,035	17.9	6,359	20.4
Other	1,771	6.3	2,316	7.4
Total	$28,184	100%	$31,138	100%

	Year Ended December 31,
	2014		2013
	Revenues In Thousands	Percentage	Revenues In Thousands	Percentage
Commercial Customers	$13,843	49.1%	$13,478	43.3%
Defense Customers	14,341	50.9	17,660	56.7
Total	$28,184	100%	$31,138	100%

Limco

Limco derives its revenues mainly from sales to customers in the US and Europe. The tables below detail Limco’s (i) geographic revenues and (ii) revenues derived from commercial and defense customers, for the years ended December 31, 2014 and 2013, respectively.

	Year Ended December 31,
	2014		2013
Sources of Revenues	Revenues in Thousands	Percentage	Revenues In Thousands	Percentage
North America	$20,864	68.7%	$20,145	67.4%
Europe	4,782	15.8	3,945	13.2
Israel	834	2.7	612	2.0
Other	3,870	12.8	5,205	17.4
Total	$30,350	100%	$29,907	100%

	Year Ended December 31,
	2014		2013
	Revenues In Thousands	Percentage	Revenues In Thousands	Percentage
Commercial Customers	$25,760	84.9%	$18,561	62.1%
Defense Customers	4,590	15.1	11,346	37.9
Total	$30,350	100%	$29,907	100%

Piedmont

Piedmont derives its revenues mainly from sales to customers in the US and Europe. The tables below detail Piedmont’s geographic revenues. All of Piedmont’s revenue are derived from commercial customers, for the years ended December 31, 2014 and 2013, respectively.

	Year Ended December 31,
	2014		2013
Sources of Revenues	Revenues in Thousands	Percentage	Revenues In Thousands	Percentage
North America	$19,124	69.0%	$14,643	65.3%
Europe	4,004	14.4	3,713	16.6
Netherland	1,734	6.3	1,553	6.9
Israel	-	-	-	-
Other	2,872	10.4	2,521	11.2
Total	$27,734	100%	$22,430	100%

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

Backlog

At December 31, 2014, TAT had a backlog of approximately $129.3 million for products and services. TAT anticipates that approximately $50.2 million of such backlog will be delivered by December 31, 2015 and approximately $79.1 million will be delivered by December 31, 2016 and thereafter. At December 31, 2013, TAT had a backlog of approximately $40.9 million for products and services.

Product and Service Warranties

TAT provides warranties for its products and services ranging from one to three years, which vary with respect to each contract and in accordance with the nature of each specific product. To date, TAT’s warranty costs have not been substantial. As of December 31, 2014, the combined warranty reserve for TAT was $251 thousand.

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

TAT’s competitors in the global OEM aerospace and defense industries can be divided into two main groups:

•
Complete system manufacturers that either independently or through subcontractors, design, develop  and manufacture complete systems (such as a manufacturer of aircraft hydraulic systems) directly for the platform manufacturer (i.e. for business jets). Although some of these companies have the capabilities to design and manufacture each standalone component in a complete system (i.e. a heat exchanger integrated in hydraulic systems) it is unlikely that such companies will compete with TAT in projects where there is a specific requirement for a stand-alone component. These companies will compete on complete systems and/or projects where the components/products TAT develops are part of the complete system. In such cases it is very likely that these companies will subcontract to companies such as TAT the design and manufacturing of one or a few components in the system.

•
Component manufacturers for which the design and manufacture of components (such as heat exchangers) is the main business (and which are normally placed in the “value chain” one level below the system manufacturers, such as a manufacturer of an aircraft’s hydraulic system and two tiers below the platform manufacturer such as manufacturer of a new aircraft). Although some of the component manufacturers have the capabilities to design, develop and manufacture a complete system (i.e. environmental control system for a business jet) for a certain platform, these companies will usually not compete on projects for complete systems in which their manufactured component constitutes a small part of the complete system, mainly due to the extreme competitive barriers to entry and to their inability to move up the “value chain” from a component supplier to a whole system manufacturer. These companies are likely to compete in projects where there is a specific requirement for a standalone aviation component (such as a heat exchanger) and in tenders by manufacturers of complete systems or products for sub-contractors.

The major competitors of TAT in the area of OEM of Heat Management Solutions include manufacturers in the U.S. such as Honeywell, Hughes-Treitler division of Ametek Inc., Lytron Inc., Kintex, Niagra Thermal, Hamilton Sundstrand, Stewart Warner South Wind Corp., and Triumph Thermal Systems, manufacturers based in Europe such as I.M.I. Marston Ltd., including Serck Aviation, Liebherr-Aerospace Toulouse S.A and manufacturers based in Asia such as Sumitomo Precision Products from Japan. Such competitors may enjoy competitive advantages over Gedera, such as:

•	The ability to independently offer systems in addition to components;

•	Greater access to capital;

•	Stronger relationships with customers and suppliers;

•	Better name recognition;

•	Access to superior technology and marketing resources; and

•	The ability to adapt more quickly to changes in customer requirements and industry conditions or trends.

Heat Transfer Services

The market for services and products in the field of heat transfer is highly competitive. Competition in this market is based on quality, price, and the ability to provide a broad range of services and to perform repairs and overhauls rapidly. TAT’s global competitors in services in the field of heat transfer can be divided into two main groups:

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

•
Conducting marketing activities aiming at penetrating new geographical markets and obtaining new customers, while taking advantage of the unique knowledge and expertise that Gedera, Limco and Piedmont gained in various areas.

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

Engineering and Manufacturing

As of December 31, 2014, TAT had 452 employees engaged in manufacturing, repair, testing of products and engineering (out of a total of 507 employees). TAT believes that its engineering staff provides it with the ability to support its customers with innovative and efficient products while maintaining short product development cycles, high quality design and competitive pricing.

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

Piedmont’s engineering department enhances its ability to provide its customers with high-end top quality MRO services and supports the provision of MRO services for new products with commercial potential. Piedmont’s engineering department employs several aerospace engineers, including a DER certified by the FAA. Piedmont’s engineers have direct experience with aerospace component repair and have experience with the process of obtaining supplemental type certificates from the FAA and in obtaining FAA product manufacturing authorizations. Piedmont’s onsite DER is certified by the FAA to approve the repair of APUs and equipment, which enables Piedmont to respond quickly to its customers’ needs. Having a DER on staff allows Piedmont to enter the market for a particular type of service more quickly than its competitors who do not employ a DER. Piedmont works directly with the FAA Aircraft Certification Office in obtaining approvals on projects that are outside its DER’s authority.

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

Source and Availability of Raw Materials and Spare Parts

Gedera, Limco and Piedmont acquire most of the components for the manufacture of their products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States. Certain of these suppliers are currently the sole source of one or more components upon which Gedera, Limco and Piedmont are dependent. Since many of Gedera’s, Limco’s and Piedmont’s purchases require long lead-times, a delay in the supply of an item can significantly delay the delivery of a product. Generally, Gedera, Limco and Piedmont have not experienced difficulty in obtaining timely deliveries of necessary components. The raw materials used in Gedera’s, Limco’s and Piedmont’s manufacturing programs are generally readily available metals and alloys. Gedera, Limco and Piedmont have not had any difficulty in obtaining such materials in the past and if they are unable to obtain these components when needed, Gedera, Limco and Piedmont would experience delays in manufacturing their products and their financial results could be adversely affected.

Gedera, Limco and Piedmont select their suppliers primarily based on their ability to ensure that their parts are serviceable and traceable to OEM-approved sources, their delivery performance and their ability to help reduce their total cost of procuring those parts. For quality control, cost and efficiency reasons, Gedera, Limco and Piedmont generally purchase supplies only from vendors with whom they have ongoing relationships or who their customers have previously approved.

Authorizations from OEMs often require that TAT purchase component parts that are needed for its MRO services from the OEM or its designated distributors. Gedera and Piedmont have separate agreements with Honeywell under which Honeywell has agreed to sell Gedera and Piedmont certain parts at a discount for a period of five years, ending August 28, 2017 and December 31, 2015, respectively.

When deemed essential, Gedera, Limco and Piedmont have been and are investing efforts in order to qualify second sources or have identified alternate sources for many of its parts needs.

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

Israeli Regulations

TAT’s operations in Israel are subject to supervision by the Ministry of Defense and Civil Aviation Administration. Gedera is certified by the Israeli Air Force and the Ministry of Defense for both manufacturing and maintenance. Gedera is also licensed as a repair station for certain components by the Israeli Civil Aviation Administration. In addition, Gedera’s export of certain products and/or know-how is subject to approval by the Department for Control of Defense Export of the Israeli Ministry of Defense, known as API. Permits from API must be obtained for the initiation of sales proposals with regard to such exports, as well as for the actual export of such products.

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

Although TAT seeks to maintain its operations and facilities in compliance with applicable environmental laws, there can be no assurance that TAT has no violations, or that change in such laws, regulations or interpretations of such laws, will not require TAT to make significant additional expenditures to ensure compliance in the future. Currently, TAT does not believe that it will have to make material capital expenditures for its operations to comply with environmental laws or regulations, or to incur material costs for environmental remediation during the 2015 fiscal year.

TAT has received no material third party environmental claims relating to its facilities, and TAT believes that it has all material licenses and certifications that are required in the jurisdictions in which it operates.

C.             Property, Plants and Equipment

The Gedera facility is located in Park Re’em near Gedera. The Park Re’em location houses TAT’s executive offices, Gedera’s research and development and manufacturing operations and includes approximately 344,000 square feet facility. The land of this facility is leased by TAT Industries from the Israel Land Authority, or ILA pursuant to a lease that expires in 2016 with respect to one plot (237,000 square feet) and 2020 with respect the other plot (107,000 square feet). The term of the leases may be extended for a subsequent period of up to 49 years, subject to payment to be calculated according to the ILA's rules. Approximately 43,000 square feet of the facility are sub-leased to TAT from 1991 until 2020 for rental fees. TAT sub-leases the remaining 301,000 square feet of the facility from TAT Industries pursuant to an agreement TAT entered into in connection with the purchase of the operations relating to the manufacture of aviation accessories of TAT Industries in February 2000. From 2000 to 2004, TAT paid TAT Industries annual rental fees of approximately $300,000 per year, with an additional incremental payment of 2% per year. In 2005 the rental fee was reviewed by a real estate appraiser, and as a result was increased to $310,000 per year with an additional incremental payment of 2% per year. In 2010 the rental fee was reviewed again by a real estate appraiser, and as a result was increased to $400,000 per year with an additional incremental payment of 2% per year. In 2015 the rental fee was reviewed again by a real estate appraiser, and as a result was increased to $656,000 per year with an additional incremental payment of 2% per year. Total rental payment TAT paid to TAT Industries during 2014, 2013 and 2012 were $432,000, $424,000 and $416,000, respectively. See also Item 7.B "Major Shareholders and Related Party Transactions – Related Party Transactions – Management and Services Agreement with TAT Industries."

Limco owns and operates a 55,000 square feet manufacturing plant in Tulsa, Oklahoma which has historically supported all its business, including its aftermarket heat transfer component repair station. This facility also has housed Limco’s administration, engineering, quality control and support services. Limco also leases an additional 16,000 square feet repair station adjacent to its Tulsa manufacturing plant which has supported its heat transfer component and pneumatic ducting MRO services. In 2014, 2013 and 2012, the rental expense for this property was $51,600, $50,000 and, $38,000, respectively for each one of these years. The lease expires in October 31, 2016.

Piedmont leases approximately 56,000 square feet space for its facility in Kernersville, North Carolina to support its aftermarket APU component and overhaul repair station. In 2014, 2013 and 2012, the rental expense for this property was $78,000 for each one of these years. The lease expires in October 31, 2016. In 2013 and 2012, Piedmont leased an additional 56,000 square feet space in Kernersville (the majority of the leased space was released in November 2012, out of which 4,400 square feet were leased until July 2013), for which the rental expense was $11,000 and $69,000, respectively for each one of these years.  As of July 31, 2013 Piedmont no longer leases additional storage space in Kernersville, North Carolina.  Piedmont also leases approximately 32,000 square feet for its facility in Winston Salem, North Carolina to support its Landing Gear component and overhaul repair station as well as the Machining, Plating & Grinding operation. In 2014, 2013 and 2012, the rental expense for this property was $76,000, $76,000 and $48,000, respectively for each one of these years. The lease expires on December 31, 2017. Piedmont also leased approximately 10,000 square feet of storage space in Winston-Salem near its main facility starting in 2014 on a month to month lease. In 2014 Piedmont’s expense for this property was $14,000 for 2014.

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

Overview

TAT provides a variety of services and products to the aerospace and defense industries under three segments: (i) OEM of Heat Management Solutions; (ii) Heat Transfer Services and Products; and (iii) MRO services for Aviation Components.

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

TAT’s selling and marketing expenses during the past years increased compared to previous year. While TAT plans to tightly monitor and save on its operating expenses, TAT believes that its selling and marketing expenses may increase in the future in accordance with its plans to grow the business of these segments.

TAT’s general and administrative expenses have decreased during 2014 and 2013. The decrease in 2014 was primarily as result of expenses was impacted by the decrease in general and administrative expenses in the OEM of Heat Management Solutions operating segment, primarily attributable to the decrease in bonuses.

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

The following table reflects the geographic breakdown of TAT’s revenues for each of the three years ended December 31, 2014:

TAT’s revenues from its four operational segments for the three years ended December 31, 2014 were as follows:

	Years Ended December 31,
	2014		2013		2012
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Sale of products (*)
North America	18,886	60.2%	$18,016	52.4%	$16,475	45.4%
Europe	2,257	7.2%	2,292	6.7%	1,966	5.4%
France	3,642	11.6%	5,482	16.0%	4,604	12.7%
Israel	4,806	15.3%	6,248	18.2%	9,147	25.2%
Other	1,771	5.6%	2,326	6.7%	4,071	11.2%
Total	31,362	100.0%	$34,364	100.0%	$36,263	100.0%

(*) Excluding discontinued operations for each of the years ended on December 31, 2013 and 2012.

	Years Ended December 31,
	2014		2013		2012
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Services
North America	31,267	63.3%	$27,639	61.2%	$25,648	61.6%
Europe	8,786	17.8%	7,658	16.9%	4,624	11.1%
Netherland	1,734	3.5%	1,553	3.4%	3,303	7.9%
Israel	834	1.7%	612	1.4%	468	1.1%
Other	6,742	13.7%	7,725	17.1%	7,609	18.3%
Total	$49,363	100.0%	$45,187	100.0%	$41,652	100.0%

TAT’s revenues from its four operational segments for the three years ended December 31, 2014 were as follows:

	Year Ended December 31,
	2014		2013		2012
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Revenues (*)
OEM of Heat Management Solutions	$28,185	34.9%	$31,138	39.1%	$31,032	39.8%
Heat Transfer Services and Products	30,350	37.6%	29,907	37.6%	27,709	35.6%
MRO services for Aviation Components	27,734	34.4%	22,429	28.2%	22,442	28.84%
Eliminations	(5,543)	(6.9)%	(3,923)	(4.9)%	(3,268)	(4.2)%
Total revenues	$80,726	100.0%	$79,551	100.0%	$77,915	100.0%

(*) Excluding discontinued operations for each of the years ended on December 31, 2013 and 2012.

Costs and Expenses

Cost of revenues TAT’s cost of revenues for OEM operations and MRO services consist of component and material costs, direct labor costs, royalties, shipping expenses, overhead related to manufacturing and depreciation of manufacturing equipment.

TAT’s gross margin was affected by the proportion of TAT’s revenues generated from OEM operations and MRO services in each of the reported years.

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

Net loss from discontinued operations. Consists of a $2.2 million loss from the impairment of entire interest in Bental, which assets and liabilities were segregated at the end of 2013 and classified as held for sale assets and liabilities. In addition, the Company recorded a loss from discontinued operations of $0.2 million for the year ended on December 31, 2013.

Impairment of share in associated company. During the quarter ended June 30, 2012, TAT recognized $3.3 million impairment with respect to its approximately 30% interest in FAvS, which was based on an independent appraisal.

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

TAT’s management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of TAT’s consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the reported financial results include the following:

•	Revenue recognition
•	Inventory valuation
•	Goodwill, Intangible assets and Long-lived assets
•	Income taxes
•	Doubtful debts
•	Fair value estimation of TAT’s investment in FavS.
•	Held for sale classification and discontinued operations.

Segments

TAT operates under three segments: (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products, and (iii) Maintenance, Repair and Overhaul or “MRO” services for Aviation Components.

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

Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passes) to the customer. Management provides for losses, if expected for the remaining portion of such contracts. For the years ended December 31, 2014, 2013 and 2012, no losses have been recognized for such fixed price contracts.

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

We evaluate the recoverability and measure the possible impairment of goodwill. The impairment test is a two-step process that begins with the estimation of the fair value of the reporting unit. The first step screens for potential impairment, and the second step measures the amount of the impairment, if any. Our estimate of fair value considers publicly available information regarding the market capitalization of the company, as well as (1) publicly available information regarding comparable publicly traded companies in the aviation industry, (2) the financial projections and future prospects of our business, including its growth opportunities and likely operational improvements, and (3) comparable sales prices, if available. As part of the first step to assess potential impairment, we compare, on a reporting unit level, our estimate of fair value for such reporting unit to the book value of the reporting unit. If the book value of any of the reporting units is greater than the estimate of its fair value, we would then proceed to the second step to measure the impairment, if any. The second step measures the amount of impairment by comparing the implied fair value of goodwill with its carrying value. Such implied fair value is determined by allocating the fair value of the reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the reporting unit’s goodwill is greater than its implied fair value, an impairment loss will be recognized in the amount of the excess.

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

Due to management estimates of a continuing decline in sales levels in the OEM of Electric Motion Systems operating segment resulting from the weakness in the Israeli defense market, the Company reviewed indications for impairment of certain identifiable assets in this segment. Accordingly, the Company reviewed these assets for impairment by estimating their fair value based on their net selling price and comparing those values to the carrying value of the assets.  As a result the Company concluded that the intangible asset ‘Customer Relations’ at its OEM of Electric Motion Systems operating segment in the amount of $0.3 million was impaired on 2012.

As of December 31, 2014 and 2013, there are no goodwill or other remaining identifiable intangible assets included on the balance sheet.

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

On March 11, 2015, Piedmont Aviation Component Services, LLC , an indirect subsidiary of TAT, entered into an agreement to sell 237,932 shares of Class B Common Stock of FAvS representing 23.18% of FAvS' share capital and its entire holdings (16,253) of FAvS' Series A Preferred stock. The purchase price for the Class B Shares is $8.40 per Class B Shares, for an aggregate purchase price of $1,999, and the purchase price for the Series A Preferred stock is $100 per Preferred Share, for an aggregate purchase price of $1,625. The total gain from the sale of FAvS' stock is $1,395. The company owns 5% of FAvS’ after the transaction

As of December 31, 2014 and 2013, Piedmont's holding in FAvS was 28.08% and 29.36%, respectively.

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

According to an acceptable Interpretation that prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The Interpretation also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. In addition the Interpretation requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect our operating results.

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

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the basis of actual cost or by the average cost method. TAT’s policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires it to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time frames, valuation of existing inventory, as well as product lifecycle and product development plans. The business environment in which TAT operates, the wide range of products that TAT offers and the relatively short sales-cycles TAT experiences, all contribute to the exercise of judgment relating to maintaining and writing-off of inventory levels. The estimates of future demand that TAT uses in the valuation of inventory are the basis for its revenue forecast, which is also consistent with its short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from non-moving items. Inventory management remains an area of management focus as TAT balances the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of changing technology and customer requirements. TAT writes down obsolete or slow moving inventory in an amount equal to the difference between the cost of inventory and the net realizable value based upon assumptions about future demand, market conditions and sale forecasts.

If actual market conditions are less favorable than TAT anticipates, additional inventory write-downs may be required.

Held for sale classification and discontinued operations

At December 31, 2013, held for sale assets and liabilities consisted of Bental, the OEM of Electric Motion Systems operating, and its results of operations are presented as discontinued operations in the consolidated statement of operations. Closing of the transaction was made on March 27, 2014 after receiving all required approvals for the closing.

Key Indicators

TAT’s management evaluates its performance by focusing on key performance indicators, which are revenues, sources of revenues, gross profit and operating income. These key performance indicators are primarily affected by the competitive landscape in which TAT operates and its ability to meet the challenges posed.

The following table presents, for the periods indicated, information concerning TAT’s results of operations:

	Year Ended December 31
	2014	2013	2012
	(in thousands)
Revenues
OEM of Heat Management Solutions	$28,185	$31,138	$31,032
Heat Transfer Services and Products	30,350	29,907	27,709
MRO services for Aviation Components	27,734	22,429	22,442
Eliminations	(5,543)	(3,923)	(3,268)
Total revenues	80,726	79,551	77,915
Cost of revenues
OEM of Heat Management Solutions	23,249	24,141	23,105
Heat Transfer Services and Products	22,205	21,600	19,671
MRO services for Aviation Components	23,502	19,224	19,044
Eliminations	(5,330)	(4,086)	(3,281)
Total cost of revenues	63,626	60,879	58,539
Research and development costs, net	1,070	713	995
Selling and marketing	3,203	3,150	2,899
General and administrative	9,019	9,512	10,110
Other income	(11)	(20)	(13)
Operating income from continuing operations	3,819	5,317	5,385
Financial expense, net	(1,294)	(50)	(106)
Gain from dilution of interests in affiliated company	-	-	-
Income from continuing operations before taxes on income	2,525	5,267	5,279
Taxes on income	1,360	1,041	2,090
Net income from continuing operations after taxes on income	1,165	4,226	3,189
Share in results of affiliated company and impairment of share in affiliated company	267	1,025	(3,756)
Net income (loss) from continuing operations	1,432	5,251	(567)
Net loss from discontinued operations, net of tax		(2,429)	(1,147)
Net income (loss) attributable to TAT Technologies Ltd. shareholders	$1,432	$2,822	$(1,714)

The following table presents, for the periods indicated, information concerning TAT’s results of operations as a percentage of revenues:

	Year Ended December 31,
	2014	2013	2012
Revenues
OEM of Heat Management Solutions	34.9%	39.1%	39.8%
Heat Transfer Services and Products	37.6	37.6	35.6
MRO services for Aviation Components	34.4	28.2	28.8
Eliminations	(6.9)	(4.9)	(4.2)
Total revenues	100.0	100.0	100.0
Cost of revenues
OEM of Heat Management Solutions	28.8	30.3	29.7
Heat Transfer Services and Products	27.5	27.2	25.2
MRO services for Aviation Components	29.1	24.2	24.4
Write down of inventory and impairment charges of long lived assets	-	*	*
Eliminations	(6.6)	(5.1)	(4.2)
Cost of revenues	78.8	76.5	75.1
Research and development costs, net	1.3	0.9	1.3
Selling and marketing	4.0	4.0	3.7
General and administrative	11.2	12.0	13.0
Other income	*	-	-
Operating income (loss) from continuing operations	4.7	6.7	6.9
Financial expense, net	(1.6)	(0.1)	(0.1)
Gain from dilution of interests in affiliated company	-	-	-
Income (loss) from continuing operations before taxes on income	3.1	6.6	6.8
Taxes on income (tax benefit)	1.6	1.4	2.7
Net income (loss) from continuing operations after taxes on income	1.5	5.2	4.1
Share in results of affiliated company and impairment of share in affiliated company	*	1.3	(4.8)
Net income (loss) from continuing operations	1.8	6.5	*
Net loss from discontinued operations, net of tax	-	(3.0)	(1.5)
Net income (loss) attributable to TAT Technologies’ Shareholders	1.8%	3.5%	(2.2)%
________________________
* Less than one percent.

Year ended December 31, 2014 compared with Year ended December 31, 2013

Revenues. Total revenues were $80.7 million for the twelve months ended December 31, 2014, compared to $79.5 million for the twelve months ended December 31, 2013, an increase of 1.5%. This reflects (i) the decrease in revenues in the OEM of Heat Management Solutions segment; (ii) the increase in revenues in the Heat Transfer Services and Products segment; and (iii) the increase in revenues in the MRO Services for Aviation Components segment.

Revenues from OEM of Heat Management Solutions. Revenues from OEM of Heat Management Solutions operating segment decreased to $28.2 million for the year ended December 31, 2014 from $31.0 million for the year ended December 31, 2013, an decrease of 9.5%.

Revenues from Heat Transfer Services and Products. Revenues from Heat Transfer Services and Products operating segment increased to $30.4 million for the year ended December 31, 2014, from $29.9 million for the year ended December 31, 2013, an increase of 1.5%.

Revenues from MRO services for Aviation Components. Revenues from MRO services for Aviation Components operating segment increased to $27.7 million for the year ended December 31, 2014, from $22.4 million for the year ended December 31, 2013. The increase was attributable to increased sales both to existing and new customers.

Cost of revenues. Cost of revenues was $63.6 million for the twelve months ended December 31, 2014, compared to the $60.9 million for the twelve months ended December 31, 2013, an increase of 4.5%. This reflects (i) the decrease in revenues in the OEM of Heat Management Solutions segment; (ii) the increase in revenues in the Heat Transfer Services and Products segment; and (iii) the increase in revenues in the MRO Services for Aviation Components segment, which is primarily attributable to the increase in material cost associated with the increase in revenues

Cost of revenues as a percentage of revenues was 78.8% for the twelve months ended December 31, 2014, compared to 76.5% for the twelve months ended December 31, 2013. This is primarily attributable to product mix with lower margin products sold during 2014 in the OEM of Heat Management Solutions, in the Heat Transfer Services and Products and in the MRO Services for Aviation operating segments.

Cost of revenues for OEM of Heat Management Solutions. Cost of revenues for OEM of Heat Management Solutions operating segment increased to $23.2 million for the year ended December 31, 2014, from $24.1 million for the year ended December 31, 2013, an decrease of 3.7%. This decrease in primarily attributable to the decrease in revenues in 2014.

Cost of revenues as a percentage of revenues in this segment increased to 82.5% in the year ended December 31, 2014, from 77.5% for the year ended December 31, 2013. Primarily as a result of product mix with lower margin products sold during year 2014 along with higher rate of fixed production costs in 2014 compared with 2013.

Cost of revenues for Heat Transfer Services and Products. Cost of revenues for Heat Transfer Services and Products operating segment increased to $22.2 million for the year ended December 31, 2014 from $21.6 million for the year ended December 31, 2013, an increase of 2.8%. This increase in primarily attributable to the increase in material cost associated with the increase in revenues in 2014.

Cost of revenues as a percentage of revenues in this segment increased to 73.2% in the year ended December 31, 2014 from 72.2% for the year ended December 31, 2013, primarily as a result of product mix with lower margins sold during year 2014.

Cost of revenues for MRO services for Aviation Components. Cost of revenues for MRO services for Aviation Components operating segment increased to $23.5 million for the year ended December 31, 2014 from $19.2 million for the year ended December 31, 2013, an increase of 22.3%.

Cost of revenues as a percentage of revenues in this segment decreased to 84.7% in the year ended December 31, 2014 from 85.7% for the year ended December 31, 2013, primarily as a result of product mix with higher margin products sold during year 2014.

Research and development, net. Research and Development expenses were $1.1 million for the twelve months ended December 31, 2014, compared to $0.7 million for the twelve months ended December 31, 2013, an increase of 50.1%, and are related to new products and technologies within the OEM of Heat Management Solutions and the Heat Transfer Services and Products operating segments.

Research and Development expenses as a percentage of revenues were 1.3% for the twelve months ended December 31, 2014 compared to 0.9% for the twelve months ended December 31, 2013. TAT expects to invest additional resources in research and development activities, and accordingly will continue to incur and record additional research and development expenses in coming years.

Selling and marketing. Selling and marketing expenses were $3.2 million for the twelve months ended December 31, 2014, compared to $3.1 million for the twelve months ended December 31, 2013, an increase of 1.7%. This was impacted by the increased expenses in the Heat Transfer Services and Products segment, primarily attributable to increased commissions costs.

Selling and marketing expenses as a percentage of revenues were 4.0% for the twelve months ended December 31, 2014, similar to 4.0% for the twelve months ended December 31, 2013. TAT expects to invest additional resources in selling and marketing activities in coming years.

General and administrative. General and administrative expenses were $9.0 million for the twelve months ended December 31, 2014, compared to $9.5 million for the twelve months ended December 31, 2013, a decrease of 5.2%. The decrease in general and administrative expenses was impacted by the decrease in general and administrative expenses in the OEM of Heat Management Solutions operating segment, primarily attributable to the decrease in bonuses.

General and administrative expenses as a percentage of revenues were 11.2% for the twelve months ended December 31, 2014, compared to 12.0% for the twelve months ended December 31, 2013.

Operating income from continuing operations. For the twelve months ended December 31, 2014, TAT reported operating income of $3.8 million compared to operating income of $5.3 million for the twelve months ended December 31, 2013, a decrease of 28.3%. The decrease in operating income is attributable to (i) the decrease in operating income in the OEM of Heat Management Solutions operating segment; (ii) partially offset by (ii) the increase in operating income in the MRO Services for Aviation operating segments.

Financial expenses. Financial expenses for the twelve months ended December 31, 2014 were $2.5 million, compared to $0.9 for the twelve months ended December 31, 2013. Financial expenses during the twelve months ended December 31, 2014 primarily resulted from losses on Forward transactions which the company entered in order to minimize its currency risk from expenses paid in NIS, changes in exchange rates between the U.S. dollar and the Israeli Shekel, bank fees and interest payments on long-term loans.

Financial income. Financial income for the twelve months ended December 31, 2014 was $1.2 million, compared to $0.9 million for the twelve months ended December 31, 2013. Financial income during the twelve month period ended on December 31, 2014 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel, interest received from the Israeli tax authorities for excess payments made in previous years and from interest received on short-term investments.

Taxes on income. Taxes on income for the twelve months ended December 31, 2014, amounted to $1.4 million, compared to $1.0 million for the twelve months ended December 31, 2013. Taxes on income for the twelve months ended December 31, 2014, were impacted by tax expenses recorded in the MRO Services for Aviation operating segments.

Share in Results of affiliated company. TAT recognized income of $0.3 million from its approximately 28% interest in FAvS’ results for the twelve months ended December 31, 2014 compared to an income of $1.1 million for the twelve months ended December 31, 2013.

Net income from continuing operations. TAT recognized net income from continuing operations of $1.4 million for the twelve months ended December 31, 2014 compared to net income of $5.3 million for the twelve months ended December 31, 2013

Net loss from discontinued operations. For the twelve months ended December 31, 2013, TAT recognized an impairment of $3.3 million attributable to the sale of our entire interest in Bental, the OEM of Electric Motion Systems (out of which $2.3 million attributed to controlling interest), as mentioned above.

Net income (loss) from continuing operations attributable to controlling interest. TAT recognized net income of $1.4 million for the twelve months ended December 31, 2014 compared to net loss of $2.8 million for the twelve months ended December 31, 2013.

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

Net loss from discontinued operations. For the twelve months ended December 31, 2013, TAT recognized an impairment of $3.3 million attributable to the sale of our entire interest in Bental, the OEM of Electric Motion Systems (out of which $2.3 million attributed to controlling interest), as mentioned above. In addition, we recognized a net loss from discontinued operations of $0.1 million (after tax), compared to a net loss from discontinued operations of $1.1 million (after tax) for the twelve months ended December 31, 2012, attributable to our 70% held Bental subsidiary (see Item 8 – Significant Changes, with respect to the sale of TAT's holdings in Bental Industries Ltd.).

Net income (loss) from continuing operations attributable to controlling interest. TAT recognized net income of $2.8 million for the twelve months ended December 31, 2013 compared to net loss of $1.7 million for the twelve months ended December 31, 2012.

Quarterly Results of Operations

The following table presents the unaudited consolidated statements of operations data for each of the eight fiscal quarters ended December 31, 2014, in dollars and as a percentage of revenues. In the opinion of TAT’s management, this unaudited information has been prepared on the same basis as TAT’s audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair statement of the unaudited information for the quarters presented. The results of operations for any quarter are not necessarily indicative of results that TAT might achieve for any subsequent periods.

	Three months ended
	2014				2013
	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
	($ in thousands)
Revenues	$21,385	$20,324	$20,600	$18,417	$21,196	$18,957	$19,819	$19,579
Cost of revenues	16,001	16,369	16,467	14,789	16,406	14,888	14,982	14,603
Gross profit (loss)	5,384	3,955	4,133	3,628	4,790	4,069	4,837	4,976
Research and Development, net	185	324	306	255	108	177	204	224
Selling and marketing	788	776	889	750	816	768	800	766
General and administrative	2,248	2,216	2,279	2,276	2,555	2,205	2,439	2,313
Other income	-	(4)	-	(7)	(7)	-	(6)	(7)
Operating income from continuing operations	2,163	643	659	354	1,321	919	1,400	1,680
Financial income (expenses), net	(511)	(812)	18	11	(57)	(26)	17	16
Income from continuing operations before taxes on income	1,652	(169)	677	365	1,264	893	1,417	1,696
Taxes on income (tax benefit)	550	315	398	97	(140)	245	453	483
Share in results of affiliated company and impairment of share in affiliated company	45	48	32	142	(91)	18	187	911
Net income (loss) from continuing operations	1,147	(436)	311	410	1,310	666	1,151	2,124
Net income (loss)from discontinued operations, net of tax	-	-	-	-	(2,006)	119	(126)	(416)
Net income (loss) attributable to TAT Technologies’ Shareholders	$1,147	$(436)	$311	$410	$(696)	$785	$1,025	$1,708

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	74.8	80.5	79.9	80.3	77.4	78.5	75.6	74.6
Gross profit (loss)	25.2	19.5	20.1	19.7	22.6	21.5	24.4	25.4
Research and Development, net	0.9	1.6	1.5	1.4	0.5	0.9	1.0	1.1
Selling and marketing	3.7	3.8	4.3	4.1	3.8	4.1	4.0	3.9
General and administrative	10.5	10.9	11.1	12.4	12.1	11.6	12.4	11.8
Other income	-	*	-	*	-	*	*	*
Operating income (loss) from continuing operations	10.1	3.2	3.2	1.9	6.2	4.9	7.0	8.6
Financial income (expenses), net	(2.4)	(4.0)	0.1	0.1	(0.2)	(0.1)	0.1	0.1
Income (loss) from continuing operations before taxes on income	7.7	(0.8)	3.3	2.0	6.0	4.8	7.1	8.7
Taxes on income (tax benefit)	2.6	1.5	1.9	0.5	(0.2)	1.3	2.2	2.5
Share in results of affiliated company and impairment of share in affiliated company	0.2	0.2	0.2	0.8	(0.4)	0.1	0.9	4.6
Net income (loss) from continuing operations	5.4	(2.1)	1.5	2.2	6.2	3.5	5.8	10.8
Net income (loss)from discontinued operations, net of tax	-	-	-	-	(9.5)	0.6	(0.6)	(2.1)
Net income (loss) attributable to TAT Technologies’ Shareholders	5.4%	(2.1)%	1.5%	2.2%	(3.3)%	4.1%	5.2%	8.7%

*	Less than 0.1%

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation (appreciation) of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate%	NIS appreciation (devaluation) to the US dollar rate%	Israeli inflation adjusted for appreciation (devaluation) %
2003	(1.9)	7.6	5.7
2004	1.2	1.6	2.8
2005	2.4	(6.8)	(4.4)
2006	(0.1)	8.2	8.1
2007	3.4	9.0	12.4
2008	3.8	1.1	4.9
2009	3.9	0.7	4.6
2010	2.7	6.4	9.1
2011	2.2	(7.7)	(5.5)
2012	1.4	2.3	3.7
2013	2.0	7.5	9.5
2014	(0.2)	12	11.8

A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of its expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the U.S. dollar. This devaluation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the U.S. dollar. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked NIS assets and the U.S. dollar amounts of any unlinked NIS liabilities and expenses. During the 2012 the NIS appreciated against the U.S. dollar by 2.3%. Such trend was continued through the end of 2013, during which the NIS appreciated by additional 7.5% by the end of 2013. Such trend was continued through the middle of 2014, during which the NIS appreciated by additional 2%. From the middle of 2014 the NIS depreciated by 14% by the end of 2014. Through March 22, 2015 exchange rates between the NIS and the U.S. dollar have not changed materially.

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

However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise. Until December 31, 2010, TAT has elected to participate in the alternative package of tax benefits for its current approved enterprise and beneficiary enterprise under the Law for the Encouragement of Capital Investments, 1959, as amended. Pursuant to such law, the income derived from those enterprises was exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period.

Additional amendments to the Approved Enterprise Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform reduced tax rate of corporate tax as opposed to the current incentives that are limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Approved Enterprise) would enjoy further reduced tax rates for a period of ten years of 5% in Zone A and 8% elsewhere. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

Under the transitional provisions of the 2011 Amendment, the Company elected to irrevocably implement the 2011 Amendment with respect to its existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment.

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

Certain of TAT’s subsidiaries operate in and are subject to the tax laws of various other jurisdictions, primarily the United States. TAT’s U.S. subsidiaries are taxed based on federal and state tax laws. The statutory tax of TAT’s U.S. subsidiaries was 38% in the years ended December 31, 2014, 2013 and 2012, respectively.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board of the United States (the “FASB”) issued guidance related to revenue from contracts with customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for the Company in the first quarter of 2017. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016. The Company believes that the adoption of this new standard will not have a material impact on its consolidated financial statements.

Liquidity and Capital Resources

As of December 31, 2014, TAT had cash and cash equivalents and short-term bank deposits of $28 million, compared with cash and cash equivalents of $29.9 million (excluding held for sale assets) as of December 31, 2013. Financial assets, net of debt were $28 million - in December 31, 2014 compared to $29 million (excluding held for sale assets) in December 31, 2013.

With respect to a loan balance in the total amount of $6.25 million received by TAT from an Israeli bank, in September 2011, TAT reached an agreement with the bank to adjust certain financial covenants related to said loans. Accordingly, as of December 31, 2013 and 2012 the Company met all financial covenants related to such loans. From 2011 to 2012 the Company prepaid a total amount of $3.78 million on account of the principal of such loan. On May 1, 2013, the Company made a payment of additional $1.59 million, in accordance with its payment schedule of the loan, following which its remaining balance is approximately $0.88 million. As of December 31, 2014 the Company paid all of the remaining balance.

Capital expenditures for the years ended December 31, 2014, 2013 and 2012 were approximately $3 million, $2.2 million and $2.1 million, respectively. These capital expenditures were principally for the purchase of equipment for the OEM and MRO facilities. TAT funded these expenditures from cash flows from operations and also from financing activities. TAT expects that its available cash and cash equivalents and cash flow that will be generated from operations will be sufficient to enable it to fund its capital expenditures.

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

Cash Flows

The following table summarizes TAT’s cash flows for the periods presented:

	Year Ended December 31,
	(in thousands)
	2014	2013	2012
Net cash provided by (used in) operating activities	$(1,458)	$7,203	$5,892
Net cash provided by (used in) investing activities	4,624	70	(9,707)
Net cash used in financing activities	(2,909)	(2,936)	(7,261)
Net cash provided by discontinued operations	-	514	1,633
Net increase (decrease) in cash and cash equivalents	257	4,851	(9,443)
Cash and cash equivalents at beginning of the year	22,637	17,786	27,229
Cash and cash equivalents at end of the year	22,894	22,637	17,786
Less – Cash and cash equivalents of discontinued operations at end of year	-	2,823	2,309
Cash and cash equivalents of continuing operations at end of year	$22,894	$19,814	$15,477

The net cash provided by (used in) operating activities for the year ended December 31, 2014 amounted to approximately $(1.5) million, compared to $7.2 million for the year ended December 31, 2013 and $5.9 for the year ended December 31, 2012.

Net cash used in operating activities for the year ended December 31, 2014 was principally derived from $1.4 million of net income from continuing operations and from the following adjustments for the following non-cash line items: an upwards adjustment of $2.1 million for depreciation and amortization; an upwards adjustment of $2.7 million for decrease in accounts receivable; and an upwards adjustment of $1.2 million for decrease in net deferred income tax asset. This was offset with a downward adjustment of $0.3 million for share in results of affiliated company; an downward adjustment of $6 million for increase inventories; an downward adjustment of $0.5 million for decrease in liability in respect of employee rights upon retirement; an downward adjustment of $0.8 million for increase in other accounts receivable, prepaid expenses and funds in respect of employee rights upon retirement; a downward adjustment of $0.5 million for decrease in accounts payable and a downward adjustment of $0.7 million for decrease in other accounts payable and accrued expenses.

Net cash provided by operating activities for the year ended December 31, 2013 was principally derived from $5.3 million of net income from continuing operations and from the following adjustments for the following non-cash line items: an upwards adjustment of $1.9 million for depreciation and amortization; an upwards adjustment of $1.2 million for decrease in other accounts receivable, prepaid expenses and funds in respect of employee rights upon retirement; an upwards adjustment of $0.7 million for decrease inventories; an upwards adjustment of $0.3 million for increase in liability in respect of employee rights upon retirement and an upwards adjustment of $0.1 million for decrease in net deferred income tax asset. This was offset with a downward adjustment of $1.0 million for share in results of affiliated company; a downward adjustment of $1.2 million for increase in accounts receivable; a downward adjustment of $0.4 million for decrease in other accounts payable and accrued expenses and a downward adjustment of $0.3 million for decrease in other accounts payable and accrued expenses.

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

Net cash provided by investing activities was approximately $4.6 million for the year ended December 31, 2014, compared to net cash provided by investing activities of $0.1 million for the year ended December 31, 2013 and net cash used in investing activities of approximately $9.7 million for the year ended December 31, 2012.

Of the cash provided by investing activities in the year ended December 31, 2014 approximately $3 million was used for the purchase of property and equipment, primarily production equipment and building improvements, offset by $5.1 million from Maturities of short-term deposits and $2.2 million from sale of Subsidiary.

Of the cash used in investing activities in the year ended December 31, 2013 approximately $2.3 million was used for the purchase of property and equipment, primarily production equipment and building improvements, offset by $2.3 million from the release of restricted deposit.

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

Net cash used in financing activities was approximately $2.9 million for the year ended December 31, 2014, compared to net cash used in financing activities of approximately $2.9 million for the year ended December 31, 2013 and net cash used in financing activities of approximately $7.3 million for the year ended December 31, 2012.

In the year ended December 31, 2014, the net cash used in financing activities was primarily attributable to repayments of $0.9 million of long-term credit and payment of $2 million of cash dividend.

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

A.             Research and Development, Patents and Licenses

Not applicable.

B.             Trend Information

Our revenues in the US in fiscal 2015 are expected to be impacted by global trends of increased traffic reported by airlines, by the expected slowdown in demand for MRO services as a result of airlines deferring MRO activities and utilizing existing stock (destocking) rather than maintaining inventory levels, by the fact that we continue to witness positive indications from commercial OEMs in the aerospace industry that increase backlog of new airplanes and/or airborne platforms/systems and by the fact that the defense market shows growing weakness and is impacted by budget constraints. We also expect that as soon as the aerospace and defense industries recover, our revenues will continue to trend upward.

C.             Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

D.             Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2014 and the effect we expect them to have on our liquidity and cash flow in future periods (not include future liabilities from held for sale operating segment).

Contractual Obligations	Payments due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations (1)	5,070,000	1,228,000	1,698,000	1,415,000	729,000
Purchase commitments	3,218,000	3,218,000	-	-	-
Total	$8,288,000	$4,446,000	$1,698,000	$1,415,000	$729,000
_________________
(1)
Pursuant to the terms of the agreement we entered into with TAT Industries in 2000 to purchase its operations relating to the manufacture of aviation accessories, we rent from TAT Industries the real estate and buildings encompassing an area of approximately 302,000 square feet for a period of 24 years and eleven months.  In consideration we agreed to pay TAT Industries annual rental payments of approximately $427,000 for the year ended December 31, 2014 with an additional incremental payment of 2% per year.  Such rental rates are subject to revaluation every fifth year. In 2015 the rental fee was revaluated by a real estate appraiser, and as a result was increased to $656,000 per year with an additional incremental payment of 2% per year. In addition, this item includes vehicle lease obligations of Gedera.

In addition, we have long-term liabilities for severance pay that are calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Employees are entitled to one month’s salary for each year of employment or a portion thereof.  As of December 31, 2014, our severance pay liability, net was $319,000.

Item 6.    Directors, Senior Management and Employees

A.             Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers, as of the date hereof:

Name	Age	Position
Samuel Vlodinger	64	Chairman of the Board of Directors
Itsik Maaravi	55	Chief Executive Officer
Todd Schwartz	47	Chief Executive Officer of Piedmont
Yair Raz	59	Chief Executive Officer of Limco
Tiko Gadot	56	Chief Financial Officer
Tamir Ziv	43	Vice President Operations
Avi Shani (1)(2)(3)(4)(5)	67	Outside Director
Dafna Gruber (1)(3)(4)(5)	49	Independent Director
Jan Loeb	56	Director
Ron Ben-Haim	46	Director
Aviram Halevi (1)(2)(3)(4)(5)	57	Outside Director

(1)  “Independent Director” under the applicable NASDAQ Marketplace Rules and the applicable rules of the U.S. Securities and Exchange Commission.
(2)  “Outside Director” as required by Israel’s Companies Law
(3)  Member of Audit Committee.
(4)  Member of the committee that examines TAT's financial statements prior to the Board of Directors' approval.
(5)Member of Compensation Committee.

Mr. Samuel Vlodinger was elected by our Board of Directors as the Chairman of the Board of Directors in August 2013. Mr. Vlodinger has been a senior partner in FIMI since 2009. Prior to joining FIMI, Mr. Vlodinger held senior management positions in several industrial companies and has been an active private equity investor. Mr. Vlodinger holds a B.Sc. in industrial engineering from the Technion, Institute of Technology. Mr. Vlodinger currently serves as the chairman of the board of directors of Tadir-Gan Precision Products, Ltd., Raval ACS, Ltd., Bagir Group and Ginegar Plastic Industries, Ltd.

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

Mr. Todd Schwarz has served as Chief Executive Officer of Piedmont since October 2012 and prior to that as its Chief Financial Officer since January 2011.  He began his career with Ernst& Young as a tax specialist in 1989 and immediately before joining Piedmont was the Vice President of Finance and Administration for a regional real estate developer.  Mr. Schwarz holds a MBA from the University of Virginia’s Darden School of Business and a B.A. in Accountancy from North Carolina State University.

Dr. Yair Raz has served as Chief Executive Officer of Limco since November 2012. Prior to that Dr. Raz served as the Chief Operating Officer of Piedmont Aviation, a position he held since April 2012. From January 2011 to January 2012 Dr. Raz was the BTI Vice President Marketing and Business Development for North America. Between August 2005 and December 2011 Dr. Raz served as General Manager of PCI, a PWA and BTI Joint Venture in the US. Between 1995 and July 2005 Dr. Raz held various management positions with PCI in the US including operation manager, engineering, procurement and president assistant. Between 1998 and 2012 Dr. Raz was also involved with the JV of BTI and PWA in Xian China. Between 1983 and 1995 Dr. Raz held management positions with BTL in Israel. Those potions included 1uality and plant Management. Dr. Raz holds a B.Sc degree in Mechanical Engineering and an M.Sc degree in Material Science from the Technion Institute of Technology and a Phd. degree from La Salle University in the US.

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

Mr. Tamir Ziv currently holds the position of VP Engineering and COO of TAT. Mr. Ziv served as TAT’s Director of Engineering since November 2013, and was appointed Director of Business Units in November 2012. Mr. Ziv has over a decade of experience in aircraft design and structural integrity analyses.  Mr.  Ziv worked at Cessna Aircraft Company with the responsibly to ensure the structural integrity of all business jet platforms.

In addition, Mr. Ziv worked at Lockheed Martin in Fort Worth, Texas on the F35-JSF (Joint Strike Fighter) and F16 aircrafts overseeing wing to body structural integrity group.  Mr. Tamir Ziv holds a B.Sc in Aerospace Engineering from Embry Riddle Aeronautical University (Daytona Beach, Florida) and M.Sc in Aerospace Engineering from Wichita State University (Wichita, Kansas).

Compensation

The following table sets forth all compensation TAT paid with respect to all of its directors and executive officers as a group for the year ended December 31, 2014.

	Salaries, fees, Commissions and bonuses	Other benefits
All directors and executive officers as a group (12 persons)	$1,639,000	$113,000

During the year ended December 31, 2014, TAT paid its directors, the fixed medium amounts permitted by law to an outside director (within the meaning of the Israeli companies Law) which was: a per meeting attendance fee of NIS 2,575 (approximately $720), plus an annual fee of NIS 69,195 (approximately $19,344).

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2014, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)

Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Itsik Maaravi, CEO	$301,929	$37,313	$27,103	$21,580	$387,925
Todd Schwartz, CEO of Piedmont	$153,208	$27,448	$20,000	$7,315	$207,971
Yair Raz, CEO of Limco	$160,000	$26,609	$30,000	$10,795	$227,404
Tiko Gadot, CFO	$215,070	$25,342	$-	$12,145	$252,557
Tamir Ziv, VPO	$163,371	$25,841	$-	$-	$189,212

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All current executive officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2014.

(3)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2014.
(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2014 with respect to equity-based compensation granted to the Covered Executive.

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
.
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

Compensation of Executive Officers and Directors

In accordance with the Israeli Companies Law, we have adopted a compensation policy for our executive officers and directors.  The purpose of the policy is to describe our overall compensation strategy for our executive officers and directors and to provide guidelines for setting their compensation, as prescribed by the Israeli Companies Law.  In accordance with the Israeli Companies Law, the policy must be reviewed and readopted at least once every three years.

Approval of the compensation committee, the board of directors and our shareholders, in that order, is required for the adoption of the compensation policy.  The shareholders’ approval must include the majority of shares voted at the meeting.  In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

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

Arrangements regarding the compensation of the Chief Executive Officer and directors require the approval of the compensation committee, the board and our shareholders, in that order. In certain limited cases, the compensation of a new Chief Executive Officer who is not a director may be the approved without approval of the shareholders.

Variable Cash Incentive

The compensation committee and board of directors may adopt, from time to time, a Cash Incentive Plan, which will set forth for each executive certain targets which form such executive's on target cash payment (the “On Target Cash Plan”) and the rules or formula for calculation of the On Target Cash Plan payment once actual achievements are known.

The Compensation committee and Board of Directors may include, inter-alia, in the On Target Cash Plan predetermined thresholds and caps to correlate an executive’s On Target Cash Plan payments with actual achievements.

The actual payment of the annual On Target Cash Plan for the active chairman of the board of directors (the "Active Chairman"), the CEO and other executives in a given year shall be capped as determined by our board of directors, but in no event shall exceed the ratio set forth in the table below.

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

The annual bonus shall be paid to the executive in the following manner:

- 80% of the amount of the annual bonus will be paid following the approval of the financial statements of the relevant year by the board of directors.

- 20% of the amount of the annual bonus shall be deferred by one year, and shall be paid following the approval of the financial statements of such year (“Deferred Bonus”) by the board of directors.

The executive's eligibility to the payment of the Deferred Bonus shall be subject to the following cumulative conditions: (i) the Company recorded a positive net profit for the following year; and (ii) the executive had not ceased to provide services to the Company during the year in which the Deferred Bonus is paid resulting from one of the followings: (a) the executive had not terminated the engagement with the Company; or (b) the Company had not terminated the engagement with the executive for "cause".

The CEO's cash bonus for fiscal year 2014 was determined in accordance with the above table (allocated 80% to Company Target and 20% to Personal Evaluation). The CEO achieved 26.6% of the Company Target (out of 80%) and the entire target for Personal Evaluation (20%). Therefore, the CEO achieved 26.6% of the Cash Plan Target as set forth in the table below:

	Reference points	Actual achieved
Company Target	80%	26.6%
Sales	40%	33.2%
Gross profit	30%	-%
EBITDA	30%	-%
Personal Evaluation	20%	10%
Total	100%	36.6%

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

Pursuant to our articles of association, the total amount of indemnification that we will pay (in addition to amounts received from an insurance company, if any) to all officers of the company, in aggregate, shall not exceed, in all circumstances, more than 25% of the company's shareholders equity as set forth in the company's recent consolidated financial statements prior to the date that the indemnity is paid. Our articles of association include provisions which allow us to insure, indemnify and exempt our office holders, subject to the provisions of the Israeli Companies Law.  We currently maintain directors’ and officers’ liability insurance to cover liabilities of up to $25 million per claim and in the aggregate; following the approvals by our audit committee and the board of directors in accordance with the conditions of a "framework transaction" approved by the general meeting of shareholders on August 30, 2010, such insurance has been renewed several times through July 14, 2015 (see below).

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

In March 2013 our board of directors and audit committee approved the purchase of a directors and officers insurance policy for one year for the directors and officers of our company, its subsidiaries (Limco-Piedmont and Bental) and its controlling shareholder (TAT Industries). The coverage limit under the policy is 25 million dollars and the premium for the insurance term (one year) is approximately $112,000 out of which approximately $7,500 are charged to TAT Industries (renewed under the same terms for additional 5 months, ending on July 14, 2015, with a total premium of approximately $63,000).

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

C.             Employees

As of December 31, 2014, we and our subsidiaries employed 507 employees, of whom 422 were employed in manufacturing and quality control, 30 were employed in engineering and research and development and 55 were employed in administration, sales and marketing. Of such employees, 208 were located in Israel and 299 were employed by Limco and Piedmont and located in the United States.

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

A general practice followed by us, although not legally required, is the contribution of monies on behalf of its senior employees to a fund known as “Management Insurance.”  This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing his or her right to receive severance pay, if legally entitled, upon termination of employment. The employee contributes an amount equal to approximately 5%-6% of his or her wage and the employer contributes an additional amount of approximately 13-1/3% - 16% of such wage.

D.             Share Ownership

Beneficial Ownership of Executive Officers and Directors

Except as set forth under ‘Stock Option Plans’ and in item 7A below, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

Stock Option Plans

In November 2011, our audit committee and board of directors approved a stock option plan (the “Plan”), which was subsequently approved by the Company’s shareholders, on June 28, 2012.  According to the plan an aggregate of 380,000 options (“Options”) exercisable into up to 380,000 Ordinary shares, 0.9 NIS par value, of the Company may be granted to certain members of our board of directors and certain senior executives in TAT, Limco and Piedmont, at an exercise price not less than the fair market value of the shares covered by the option on the date of grant .

The Options vest over a three-year period (one-third each year), but the vesting of 50% of the Options is subject, in addition, to certain minimum shareholders' equity during a period of 4 years from the grant date.

On August 21, 2012, pursuant to the Plan, TAT’s Board of Directors approved the grant of 330,000 Options, at an exercise price of $6.5 per share, which were granted on October 4, 2012 (out of which 178,333 options were forfeited through December 31, 2014).

On March 19, 2014, pursuant to the Plan, TAT’s Board of Directors approved the grant of 195,000 Options, at an exercise price of $8.79 per share, which were granted on June 23, 2014 (out of which 40,000 options were forfeited through December 31, 2014).

On November 30, 2014, pursuant to the Plan, TAT’s Board of Directors approved the grant of 20,000 Options, at an exercise price of $7.34 per share, which were granted on November 30, 2014.

Item 7.    Major Shareholders and Related Party Transactions

A.             Major Shareholders

FIMI Opportunity V, L.P. and FIMI Israel Opportunity FIVE, Limited Partnership, or the FIMI Funds, are the beneficial holders of 53.7% of TAT’s ordinary shares (4,732,351 shares). Leap-Tide Capital Management Inc., which is controlled by Mr. Jan Loeb, a member of our board of directors, is the beneficial holder of 5.9% of TAT’s ordinary shares (522,607 shares). No other shareholder is known to us to be a beneficial owner of 5% or more of TAT’s ordinary shares.

The following table sets forth certain information as of February 12, 2015, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

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

(2)	The percentages shown are based on 8,808,344 ordinary shares issued and outstanding as of February 12, 2015 (net of 274,473 dormant shares).

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 9, 2015, there were 41 holders of record of our ordinary shares, of which 38 record holders holding less than 1.0% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 70% of our outstanding ordinary shares as of such date.

B.             Related Party Transactions

Management and Services Agreement with TAT Industries

In February 2000, TAT entered into an agreement with TAT Industries, TAT’s then controlling shareholder, to purchase operations of TAT Industries relating to the manufacture of aviation accessories and the lease of certain real estate and buildings. Pursuant to the terms of the agreement, all of the employees of TAT Industries were transferred to TAT effective as of January 1, 2000, without any change in the conditions of their employment. Until January 31, 2014, following the sale of TAT’s shares to FIMI, TAT Industries paid TAT $50,000 per year for administrative, accounting and secretarial services revaluated TAT to TAT Industries. On January 31, 2014 the services agreement between TAT and TAT Industries was terminated, effective as of such date.

In addition, pursuant to the terms of the agreement, TAT sub-leases from TAT Industries approximately 301,000 square foot of the Gedera facility until the end of the respective lease agreements TAT Industries has with the Israel Land Authority (see also under Item 4. Information on the Company, C. Property, Plants and Equipment) for a period of 24 years and eleven months, for rental fee which is subject to revaluation every fifth year, with an additional incremental payment of 2%. In 2010 the rental fee was revaluated by a real estate appraiser, and as a result was increased to $400,000 per year with an additional incremental payment of 2% per year. In 2015 the rental fee was revaluated by a real estate appraiser, and as a result was increased to $656,000 per year with an additional incremental payment of 2% per year. Total rental payment TAT paid to TAT Industries during 2014 and 2013 were $432,000 and $424,000, respectively. See item 4.C "Information on the Company- Property, Plants and Equipment". According to the requirements of the Israeli Companies Law, as amended in 2011, in January 2012 our audit committee has reapproved the terms of the sub-lease until the next revaluation by a real appraiser, due in 2015. The re-approval of the terms of the sub-lease upon the revaluation to be conducted by an appraiser on 2015 shall not require the approval of our audit committee as TAT Industries is no longer considered a related party.

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

Legal Proceedings

On November 29, 2011, a factoring company ("the plaintiff"), filed a claim with the magistrates court in Tel-Aviv against the Company, Bental and ten others ("the respondents"), jointly and severally, for the amount of 6,151 thousand NIS (approximately $1,620 thousand). The plaintiff's case against the Company is based on invoices that were presented to the plaintiff by supplier of the Company, by virtue of assignment of rights, which were originally issued to the Company by the supplier for certain alleged services. On February 5, 2012 the Company filed for its statement of defense, in which it denied the plaintiff's claims and clarified that it acted according to the deed of assignment of rights, and that the invoices neither represent nor reflect real transactions and/or real services which were rendered. The plaintiff and the Company have reached a settlement agreement pursuant to which the court proceedings against the Company and Bental would be terminated and the court shall not award payment of legal expenses to the Company. The court confirmed such settlement agreement on March 9, 2015.

Dividend Distribution Policy

On May 7, 2014, TAT distributed a cash dividend in an aggregate amount of $2 million to its shareholders. The Israel Companies Law also restricts our ability to declare dividends in a way that we can only distribute dividends from profits (as defined in the law), provided that there is no reasonable suspicion that the dividend distribution will prevent us from meeting our existing and future expected obligations as they come due.

B.             Significant Changes

On February 18, 2014, we entered into agreement to sell our entire interest in Bental, constituting 70% of Bental’s issued and outstanding share capital, to Bental Investments Agshah Ltd. (“Bental Investments”), for an aggregate consideration of $5 million. Closing of the transaction took place on March 27, 2014 after receiving all required approvals for the closing. Following such transaction, the Company does not hold any shares of Bental.

On March 11, 2015, Piedmont Aviation Component Services, LLC , an indirect subsidiary of TAT, entered into an agreement to sell 237,932 shares of Class B Common Stock of FAvS representing 23.18% of FAvS' share capital and its entire holdings (16,253) of FAvS' Series A Preferred stock. The purchase price for the Class B Shares is $8.40 per Class B Shares, for an aggregate purchase price of $1,999, and the purchase price for the Series A Preferred stock is $100 per Preferred Share, for an aggregate purchase price of $1,625. The total gain from the sale of FAvS' stock is $1,395.

Item 9.   The Offer and Listing

A.             Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low sales prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market(1)		Tel Aviv Stock Exchange
	High	Low	High	Low
Fiscal Year Ended December 31, 2004	9.80	6.21	—	—
Fiscal Year Ended December 31, 2005	9.35	5.25	NIS 35.50	NIS 29.70
Fiscal Year Ended December 31, 2006	19.52	5.92	82.10	30.25
Fiscal Year Ended December 31, 2007	28.18	11.37	116.70	47.68
Fiscal Year Ended December 31, 2008	12.24	3.62	53.00	15.52
Fiscal Year Ended December 31, 2009	9.13	3.95	33.90	16.53
Fiscal Year Ended December 31, 2010	9.38	5.19	37.36	18.30
Fiscal Year Ended December 31, 2011	6.32	4.20	22.19	15.68
Fiscal Year Ended December 31, 2012	6.05	3.64	23.42	14.81
Fiscal Year Ended December 31, 2013	8.05	5.58	28.93	20.60
Fiscal Year Ended December 31, 2014	8.54	5.85	30.13	23.28

(1) On June 24, 2009 TAT’s ordinary shares began trading on the NASDAQ Global Market.

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low sales prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
2013
First Quarter	7.22	5.58	NIS 26.93	NIS 20.60
Second Quarter	7.06	6.01	25.82	22.02
Third Quarter	8.05	6.67	28.47	24.62
Fourth Quarter	8.05	7.40	28.93	25.49

2014
First Quarter	8.54	7.95	NIS 30.13	NIS 27.22
Second Quarter	8.39	7.47	29.63	24.87
Third Quarter	8.00	7.10	28.88	24.01
Fourth Quarter	7.47	5.85	27.78	23.28

2015
First Quarter(through March 15, 2015)	6.8	6.16	NIS 26.1	NIS 24.3

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low sales prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2014	7.47	7.1	NIS 27.78	NIS 26.02
November 2014	7.25	6.4	27.40	25.09
December 2014	6.71	5.85	26.35	23.28
January 2015	6.8	6.3	26.03	24.58
February 2015	6.55	6.28	26.10	24.52
March 2015 (through March 15, 2015)	6.52	6.16	NIS 25.18	NIS 24.27

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

Changes in Our Capital

The board of directors has the right to issue shares. Changes in our capital are subject to the approval of the shareholders at a general meeting by a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting thereon.

There are no restrictions on the rights of nonresident or foreign shareholders to hold or vote our ordinary shares.

C.             Material Contracts

Market Maker (TASE) Agreement

On August 15, 2011, TAT entered into a market making agreement for its shares traded on the Tel Aviv Stock Exchange (TASE) with Harel Finance Trade & Securities Ltd. for the purpose of improving liquidity of TAT shares. The agreement is automatically extended for 12 month periods, unless otherwise terminated by either of the parties giving 30 days notice or in accordance with certain regulatory circumstances. TAT pays an immaterial fee in connection with said agreement.

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

Effects of Changes in Interest Rates

We pay interest on our long-term loans facilities in accordance with the nature of each loan. For loans that bear Libor Rate, we pay interest at a rate per annum equal to up to 3.5% in excess of the Libor Rate. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities.  As of December 31, 2014 we do not have any loans that bear fixed interest rate or linked to the Consumer Price Index (the “CPI”).

Effects of Currency Exchange Fluctuations

Our financial statements are stated in dollars, while a portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. The company entered into Forward transactions in order to minimize its currency risk from expenses paid in NIS.  Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. As a result, our operations may be affected by fluctuations of the U.S. dollar/NIS exchange rate.  In 2014, the NIS appreciated against the U.S. dollar by 12%, while in 2013 the NIS appreciated against the U.S. dollar by 7.5%.  We estimate that a devaluation of 1% of the U.S. dollar against the NIS would result in a decrease of approximately $152,000 in our operating income.

Item 12.  Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders

None.

Item 15.  Controls and Procedures

(a)	Disclosure Controls and Procedures

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

(b)	Management's Annual Report on Internal Control over Financial Reporting

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2014, our internal control over financial reporting is effective.

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

(d)	Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2014	2013
Audit (1)	$193,000	$210,000
Tax (2)	40,000	65,000
Total	$233,000	$275,000

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

PART III

Item 17.         Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

Item 18.         Financial Statements

Consolidated Financial Statements of the Company

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3-F-4
Consolidated Statements of Operations	F-5-F-6
Consolidated Statements of Comprehensive Income	F-7
Consolidated Statements of Changes in Equity	F-8
Consolidated Statements of Cash Flows	F-9-F-10
Notes to Consolidated Financial Statements	F-11-F-56

Item 19.         Exhibits

The following exhibits are filed as a part of this Annual Report:

1.1           Memorandum of Association of the Registrant (1)

1.2           Articles of Association of the Registrant (filed herewith) (8)

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

4.6	English translation of Share Sales Agreement dated April 15, 2008, by and between the Registrant and Mivtach Shamir Investments (1993) Ltd. (5)

4.7	Agreement and Plan of Merger dated April 3, 2009 by and between the Registrant, Limco-Piedmont, Inc. and LIMC Acquisition Company (4)

4.8	TAT's Executive and Directors Compensation Policy (8)

4.9	Form of Officers Indemnification Undertaking (8)

5.0	Report of Independent Registered Public Accounting Firm

8              List of Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of independent registered public accounting firm

14.2	Consent of registered public accounting firm

_________________

(1)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1992, and incorporated herein by reference.

(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1999, and incorporated herein by reference.

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

(4)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-4 filed on May 7, 2009 and incorporated herein by reference.

(5)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

(6)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(7)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.

(8)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAT TECHNOLOGIES LTD.

	By:	/s/ Tiko Gadot
Tiko Gadot
Chief Financial Officer (Principal Accounting Officer)

Date: March 22, 2015

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders of
TAT Technologies Ltd.

We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. and its subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of First Aviation Services Inc., an equity method investee, as of and for the years ended December 31, 2014, 2013 and 2012. The First Aviation Services Inc. financial statements audited by other auditors were prepared on a "historical" basis (prior to basis adjustments primarily related to impairment charges recorded by the Company) and reflect total net assets of $8,935,000 and $8,140,000 as of December 31, 2014 and 2013, respectively, and total net income of $727,000, $3,158,000 and $(12,979,000) for the years ended December 31, 2014, 2013 and 2012, respectively (subsequently adjusted by the Company to net assets of $2,556,000 and $2,289,000, and net income of $267,000, $1,025,000 and $(3,756,000), respectively, to reflect the share in the results of First Aviation Services Inc. and other adjustments primarily related to impairment charges recorded by the Company). We audited the adjustments necessary to convert the “historical” basis financial statements of First Aviation Services Inc. to the basis reflected in the Company’s consolidated financial statements. The First Aviation Services Inc. financial statements were audited by other auditors (whose report thereon dated March 4, 2015 expressed an unqualified opinion on those financial statements) has been furnished to us, and our opinion expressed herein, insofar as it relates to the historical amounts included for First Aviation Services Inc., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 22, 2015	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,
P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	December 31,
	2014	2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$22,894	$19,814
Short-term bank deposits	5,089	10,059
Accounts receivable-trade, net	15,657	18,387
Other accounts receivable and prepaid expenses	4,298	3,314
Inventories, net	35,404	29,395
Assets held for sale	-	9,959

Total current assets	83,342	90,928

INVESTMENT AND OTHER NON CURRENT ASSETS:
Investment in an affiliated company	2,556	2,289
Funds in respect of employee rights upon retirement	2,496	2,900
Deferred income taxes	1,550	1,616
	6,602	6,805

PROPERTY, PLANT AND EQUIPMENT, NET	11,524	11,147

Total long-term assets	18,126	17,952

Total assets	$101,468	$108,880

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands, except share data

	December 31,
	2014	2013
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term bank loan and current maturities of long-term loans	$-	$910
Accounts payable trade	5,886	6,941
Other accounts payable and accrued expenses	5,651	5,815
Liabilities held for sale	-	3,428

Total current liabilities	11,537	17,094

NON CURRENT LIABILITIES:
Other long-term liabilities	34	58
Liability in respect of employee rights upon retirement	2,655	3,140
Deferred income taxes	1,774	1,058

Total long-term liabilities	4,463	4,256

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 14)

Total liabilities	16,000	21,350

EQUITY:
Ordinary shares of NIS 0.9 par value :
Authorized: 10,000,000 shares at December 31, 2014 and 2013; Issued: 9,082,817 and 9,079,709 shares at December 31, 2014 and 2013, respectively; Outstanding: 8,808,344 and 8,805,236 shares at December 31, 2014 and 2013, respectively	2,793	2,792
Additional paid-in capital	64,491	64,454
Treasury stock, at cost, 274,473 shares at December 31, 2014 and 2013	(2,088)	(2,088)
Accumulated other comprehensive loss	-	(429)
Retained earnings	20,272	20,840
Total shareholders' equity	85,468	85,569
Non-controlling interest	-	1,961
Total equity	85,468	87,530

Total liabilities and equity	$101,468	$108,880

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands

	Year ended December 31,
	2014	2013	2012
Revenues:
Products	$31,363	$34,364	$36,263
Services	49,363	45,187	41,652
	80,726	79,551	77,915

Cost of revenues:
Products	23,340	24,892	25,177
Services	40,286	35,987	33,362
	63,626	60,879	58,539

Gross profit	17,100	18,672	19,376

Operating expenses:
Research and development, net	1,070	713	995
Selling and marketing	3,203	3,150	2,899
General and administrative	9,019	9,512	10,110
Other income	(11)	(20)	(13)

	13,281	13,355	13,991

Operating income from continuing operations	3,819	5,317	5,385

Financial expenses	(2,510)	(947)	(2,094)
Financial income	1,216	897	1,988

Income from continuing operations before taxes on income	2,525	5,267	5,279

Taxes on income	1,360	1,041	2,090

Net income from continuing operations after taxes on income	1,165	4,226	3,189

Share in results of affiliated company and impairment of share in affiliated company	267	1,025	(3,756)

Net income (loss) from continuing operations	1,432	5,251	(567)

Net loss from discontinued operations, net of tax	-	(2,429)	(1,147)

Net income (loss) attributable to TAT Technologies Ltd. shareholders	$1,432	$2,822	$(1,714)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands, except share and per share data

	Year ended December 31,
	2014	2013	2012
Basic and diluted income (loss) per share:
Net income (loss) from continuing operations per share attributable to controlling interest	$0.16	$0.60	$(0.06)
Loss from discontinued operations per share attributable to controlling interest	-	(0.28)	(0.13)
	$0.16	$0.32	$(0.19)

Weighted average number of shares outstanding:
Basic	8,805,495	8,799,237	8,808,075
Diluted	8,826,542	8,808,920	8,808,075

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S dollars in thousands

	Year ended December 31,
	2014	2013	2012
Net income (loss)	$1,432	$1,780	$(1,772)
Other comprehensive income
Foreign currency translation adjustments	429	668	209
Total other comprehensive income	429	668	209

Comprehensive income (loss)	$1,861	$2,448	$(1,563)

Comprehensive loss (income) attributable to non-controlling interest	-	842	(12)
Comprehensive income (loss) attributable to shareholders	$1,861	$3,290	$(1,575)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S dollars in thousands, except share data

	TAT Technologies Ltd. Shareholders
				Accumulated
	Share capital		Additional	other			Non-
	Number of shares issued	Amount	paid-in capital	comprehensive income (loss)	Treasury shares	Retained earnings	controlling interest	Total equity

BALANCE AT JANUARY 1, 2012	9,073,043	2,790	64,402	(1,036)	(2,018)	22,232	2,791	89,161
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2012:
Comprehensive income (loss)	-	-	-	139	-	(1,714)	12	(1,563)
Dividend distributed	-	-	-	-	-	(2,500)	-	(2,500)
Purchase of treasury shares	-	-	-	-	(70)	-	-	(70)
Share based compensation expenses	-	-	8	-	-	-	-	8
BALANCE AT DECEMBER 31, 2012	9,073,043	$2,790	$64,410	$(897)	$(2,088)	$18,018	$2,803	$85,036
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2013:
Comprehensive income (loss)	-	-	-	468	-	2,822	(842)	2,448
Share based compensation expenses	-	-	3	-	-	-	-	3
Exercise of options	6,666	2	41	-	-	-	-	43
BALANCE AT DECEMBER 31, 2013	9,079,709	$2,792	$64,454	$(429)	$(2,088)	$20,840	$1,961	$87,530
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2014:
Comprehensive income	-	-	-	429	-	1,432	-	1,861
Share based compensation expenses	-	-	38	-	-	-	-	38
Exercise of option	3,108	1	(1)	-	-	-	-	-
Dividend distributed	-	-	-	-	-	(2,000)	-	(2,000)
Sale of subsidiary	-	-	-	-	-	-	(1,961)	(1,961)
BALANCE AT DECEMBER 31, 2014	9,082,817	$2,793	$64,491	$-	$(2,088)	$20,272	$-	$85,468

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) attributable to TAT Technologies Ltd. shareholders	$1,432	$2,822	$(1,714)
Net loss from discontinued operations	-	2,429	1,147
Income (loss) from continuing operations	1,432	5,251	(567)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,069	1,859	1,906
Exchange differentials of loans	(1)	23	16
Write down of inventory	-	67	-
Gain (loss) on sale of property and equipment	10	(20)	(12)
Gain from change in fair value of derivatives	-	(27)	(399)
Interest from short-term bank deposits and restricted deposits	(128)	(11)	(48)
Provision for doubtful accounts	-	17	258
Share in results of affiliated company and impairment of share in affiliated company	(267)	(1,025)	3,756
Share based compensation expenses	38	3	8
Liability in respect of employee rights upon retirement	(485)	286	396
Deferred income taxes, net	1,229	71	1,712
Changes in operating assets and liabilities:
Amounts due to (from) related parties, net	5	(63)	711
Decrease (increase) in trade accounts receivable	2,730	(1,001)	(979)
Decrease (increase) in other accounts receivable, prepaid expenses and other	(833)	1,195	266
Decrease (increase) in inventories, net	(6,009)	659	(2,908)
Increase (decrease) in trade accounts payable	(509)	278	581
Increase (decrease) in other accounts payable and accrued expenses	(715)	(417)	1,197
Increase (decrease) in other long-term liabilities	(24)	58	(2)
Net cash provided by (used in) operating activities	(1,458)	7,203	5,892

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of marketable securities	-	-	1,900
Proceeds from sale of subsidiary (A)	2,176	-	-
Funds in respect of employee rights upon retirement	352	(48)	(457)
Proceeds from sale of property and equipment	19	51	50
Purchase of property and equipment	(3,021)	(2,240)	(2,147)
Investment in short-term deposit	-	-	(10,000)
Maturities of short-term deposits	5,098	-	-
Proceeds released from restricted deposits	-	2,307	947
Net cash provided by (used in) investing activities	$4,624	$70	$(9,707)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	$(883)	$(2,286)	$(776)
Dividend paid	(2,000)	-	(2,500)
Repayments of short-term loans	(26)	(719)	(4,542)
Short-term credit received from a bank	-	26	627
Repurchase of treasury shares	-	-	(70)
Exercise of options	-	43	-
Net cash used in financing activities	(2,909)	(2,936)	(7,261)
CASH FLOWS FROM DISCONTINUED OPERATIONS:
Cash provided by operating activities of discontinued operations	-	685	2,054
Cash provided by investing activities of discontinued operations	-	(31)	(226)
Cash used in financing activities of discontinued operations	-	(304)	(285)
Effect of exchange rate changes on cash and cash equivalents of discontinued operations	-	164	90
Net cash provided by discontinued operations	-	514	1,633

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	257	4,851	(9,443)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	22,637	17,786	27,229

CASH AND CASH EQUIVALENTS AT END OF YEAR	22,894	22,637	17,786
LESS – CASH AND CASH EQUIVALENT OF DISCONTINUED OPERATIONS AT END OF YEAR	-	2,823	2,309
CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS AT END OF YEAR	$22,894	$19,814	$15,477

Supplementary information on investing activities not involving cash flows:
Purchase of property and equipment on credit	$44	$590	$-

Supplemental disclosure of cash flow information:
Interest paid	$(15)	$(89)	$(209)
Interest received	$221	$177	$265
Income taxes paid	$(571)	$(961)	$(813)
Income taxes refunds	$613	$1,383	$780

(A) Proceeds from sale of subsidiary
Assets held for sale (excluding cash in the amount of $2,823)	7,136	-	-
Liabilities held for sale	(3,428)	-	-
Non-controlling interest	(1,532)	-	-
	$2,176	$-	$-

-	-
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
TAT Technologies Ltd., (“TAT” or the “Company”) an Israeli corporation, incorporated in 1985, is a leading provider of services and products to the commercial and military aerospace and ground defense industries. Together with its subsidiaries, 100% held, Limco-Piedmont Inc. (“Limco-Piedmont”), 70% held, Bental Industries Ltd. (“Bental”) (with respect to the sale of the entire interest in Bental see note 1(d) and 4) and 100% held, TAT Gal Inc. (“TAT Gal”) hereinafter collectively referred to as the “Group”, it is principally engaged in the following activities:

•	Design, development, manufacture and sale of a broad range of heat transfer equipment and solutions;
•	Remanufacture, overhaul and repair of heat transfer equipment;
•	Maintenance, repair and overhaul of auxiliary power units, landing gears and related components;
•	Design, development and manufacture of aviation and flow control accessories including fuel components, secondary power systems, and various instrumentation and electronic assemblies and
•	Design, development and manufacture of environmental control and cooling systems.

The products developed, repaired, and maintained by the Group are primarily used for airborne systems on commercial and military aircrafts as well as for defense ground systems. The principal markets of TAT are in Israel, Europe and the United States.

As of December 31, 2014, Limco-Piedmont holds 100% of Limco-Airepair Inc. (“Limco”), of Piedmont Aviation Component Services LLC. (“Piedmont”) and holds, through Piedmont, 28.08% in First Aviation Services Inc. (“FAvS”), a world-wide service provider to the aerospace industry and a one-stop-shop for maintenance, repair and overhaul services (for propellers and landing gear) for the General Aviation Industry.

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

Closing of the transaction occurred on March 27, 2014 after receiving all required approvals to consummate the closing.

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

As applicable to these financial statements, the most significant estimates and assumptions relate to: revenue recognition, recoverability of inventory, provision for doubtful accounts, impairment of long lived assets, impairment of investment in affiliated company, contingencies, provision for taxes and the realizability of deferred tax assets.

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

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits are in Dollars and bear interest at an average annual rate of approximately 0.6% in 2014 and 2013.

f.	Accounts receivable-trade, net

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

g.	Inventories

Inventories are measured at the lower of cost or market.

Cost of inventories is determined as follows:

Raw materials and parts	-	On the basis of actual cost.

Work in progress and Finished goods	-	On the basis of actual cost which takes into account materials, labor and other direct and indirect manufacturing costs, or identifiable direct costs.

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

i.	Grants from Office of the Chief Scientist of Israel ("OCS"):

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

j.	Investment in company accounted for using the Equity Method

Investment in which the Group exercises significant influence and which is not considered a subsidiary ("affiliate") is accounted for using the equity method, whereby the Group recognizes its proportionate share of the affiliated company's net income or loss after the date of investment. Significant influence is presumed to exist when the Group holds 20% to 50% of an affiliated company’s voting instruments.

The Group reviews this investment for impairment whenever events indicate the carrying amount may not be recoverable. See note 3(b).

k.	Impairment of long-lived assets

Long-lived assets, including definite life intangible assets, held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized and the assets (or asset group) would be written down to their estimated fair values (see also notes 6 and 9).

l.	Treasury Shares

Company shares held by the Company are presented as a reduction of equity at their cost to the Company.

m.	Revenue recognition

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

Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passed) to the customer. Management provides for losses as soon as a loss is expected for the remaining portion of such contracts. For the years ended December 31, 2014, 2013 and 2012, no losses have been recognized for such fixed price contracts.

Revenues from MRO services are recognized when services are completed and the item is shipped back to the customer.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

m.	Revenue recognition (cont.)

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

n.	Shipping and handling costs

Shipping and handling costs billed to customers are included in revenue. The cost of shipping and handling products is included in costs of revenues.

o.	Warranty costs

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

p.	Research and development

Research and development costs, net of grants, are charged to expenses as incurred.

q.	Fair value measurement

The Group measures fair value and discloses fair value measurements for financial and non-financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

q.	Fair value measurement (cont.)

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

r.	Concentrations of credit risk

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

Income taxes are accounted for in accordance with ASC 740 "Income Taxes". This statement prescribes the use of the asset and liability method, whereby deferred tax assets and liabilities account balances are determined based on temporary differences between financial reporting and tax basis of assets and liabilities and for tax loss carry-forwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, see note 17(h).

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting or, if not related to an asset or liability for financial reporting, according to the expected reversal dates of the specific temporary differences.

Taxes which would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred taxes, when the Group’s intention is to hold, and not to realize the investments.

Following the recognition of Bental as held for sale and discontinued operations as of December 31, 2013, (see note 4) the Company computed the deferred tax asset derived from the estimated loss for tax purposes incurred on the sale of its entire interest in Bental. For such capital loss as of December 31, 2014 and 2013 the Company provided a full valuation allowance as it cannot predict its future realization.

The Group records deferred taxes related to its share in results of its affiliated company.

With regard to dividends distributable from the income of foreign subsidiaries: as the Group intends to permanently reinvest retained earnings and has no intention to declare dividends out of such earnings in the foreseeable future it does not record deferred taxes in respect of taxes that would have been paid in such event.

The Group did not provide for deferred taxes attributable to dividend distribution out of retained tax-exempt earnings from "Approved/Benefited Enterprise" plans (see note 17(a)), since it intends to permanently reinvest them and has no intention to declare dividends out of such tax exempt income in the foreseeable future. Management considers such retained earnings to be essentially permanent in duration.  The payment of dividend in 2014 was paid from earnings from regular income of the Israeli company.

Results for tax purposes for TAT’s Israeli subsidiary are measured and reflected in NIS and for TAT’s U.S. subsidiaries are measured and reflected in dollars. As explained in (b) above, the consolidated financial statements are presented in dollars. In accordance with ASC 740, TAT has not provided deferred income taxes on the differences resulting from changes in exchange rate and indexation.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

s.	Income taxes (cont.)

The Group follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. The Group’s policy is to include interest and penalties related to unrecognized tax benefits within financial income (expense). Such liabilities are classified as long-term, unless the liability is expected to be resolved within twelve months from the balance sheet date.

t.	Held for sale classification and Discontinued operations

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

v.	Share-based compensation

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

w.	Comprehensive income

Comprehensive income, net of related taxes where applicable, includes, in addition to net income, Currency translation adjustments. The accumulated other compressive income related entirely to Bental and was reclassified from AOCI to discontinued operation upon the sale of Bantal.

x.	Contingencies

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -           SIGNIFICANT ACCOUNTING POLICIES (CONT)

y.	Recently Issued Accounting Principles

(1)
In May 2014, the Financial Accounting Standards Board of the United States (the “FASB”) issued guidance related to revenue from contracts with customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for the Company in the first quarter of 2017. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

(2)
In August 2014, the FASB issued amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016. The Company believes that the adoption of this new standard will not have a material impact on its consolidated financial statements.

z.	Derivative Instruments

The Company uses derivative financial instruments to manage exposure to movement in exchange rate. The use of these financial instruments reduces the exposure of these risks. The Company recognizes the fair value of all derivative instruments as either assets or liabilities at fair value on the consolidated balance sheets with changes in fair value recorded directly to the statement of operations. Fair value is based on market quotes for similar instruments with the same duration.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -           INVESTMENT IN AN AFFILIATED COMPANY

a.	FAvS

As of December 31, 2014 and 2013, the company has 28.08% and 29.36% of First Aviation Services, a provider of repair and overhaul, rotables management and related engineering services to the aviation industry worldwide.

NOTE 3 -           INVESTMENT IN AN AFFILIATED COMPANY (CONT)

b.	Financial information

Condensed financial information from FAvS consolidated balance sheets as of December 31, 2014 and 2013:

	December 31,
	2014	2013

Current assets	$10,596	$10,179
Long-term assets	8,927	8,954
Total assets	19,523	19,133

Current liabilities	5,964	6,522
Long-term liabilities	4,624	4,471
Total liabilities	$10,588	$10,993

Condensed financial information from FAvS consolidated statements of operations for each of the three years in the period ended December 31, 2014:

	Year ended December 31,
	2014	2013	2012

Net sales	$24,442	$23,445	$21,579
Gross profit	7,342	6,182	9,202
Income (loss) from continuing operations	827	(341)	(1,476)
Net income (loss)	727	3,158	(12,979)
Income (loss) attributable to common stockholders	$336	$2,821	$(13,271)

A reconciliation of the share in results of affiliated company and impairment of share in affiliated company for each of the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012

Share in income (loss) related to common stockholders	$49	$838	$(653)
Share in income related to preferred stock	218	187	197
Impairment in affiliated company	-	-	(3,300)
Net income (loss)	$267	$1,025	$(3,756)

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

The impairment amount is based on the selling price, which is categorized as level 2 measurement.

Closing of the transaction took place on March 27, 2014 after receiving all required approvals to consummate the transaction.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4 -           HELD FOR SALE CLASSIFICATION AND DISCONTINUED OPERATIONS (CONT)

The following are amounts related to Bental included in net loss from discontinued operations:

	Year ended December 31,
	2013	2012

Revenues	$9,589	$10,008

Loss before taxes on income (tax benefit)	$(148)	$(191)

Loss from discontinued operations, net of tax ($5 and $3 in 2013 and 2012, respectively)	$(3,471)	$(1,205)
Loss from discontinued operations attributable to non-controlling interest	1,042	58
Loss from discontinued operations attributable to TAT Technologies Ltd. shareholders	$(2,429)	$(1,147)

NOTE 5 -           AVAILABLE-FOR-SALE - MARKETABLE SECURITIES

	December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Fair Value
Available-for-sale:
Money Market	$1,136	$-	$1,136

	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Fair Value
Available-for-sale:
Money Market	$1,136	$-	$1,136

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

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Money Market	$1,136	$-	$-	$1,136

Liabilities:
Forward transactions	$-	$463	$-	$463

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Money Market	$1,136	$-	$-	$1,136

As of December 31, 2014, the company has six open forward contracts with a notional total amount of $4,800.

The carrying amounts of financial instruments include cash and cash equivalents, short-term bank deposits, accounts receivable, accounts payable, forward transactions and accrued liabilities, approximate fair value because of their generally short maturities.

The fair value of the Group's long-term loan was estimated by using level 3 inputs based on discounted future cash flows, using the rate currently available for liabilities of similar terms and maturity. The carrying amount of the Group's long-term loan approximates its fair value since the interest rate reflects current market rates.

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

(1)
During the second quarter ended June 30, 2012, management believed that there were indicators of impairment of goodwill in its OEM of Electric Motion Systems reporting unit and accordingly performed interim goodwill impairment testing as of June 30, 2012, primarily due to a decline in future forecasted sales levels and profitability margins resulting from the continued weakness in the defense industry. Accordingly, the Company performed an impairment test of goodwill for this reporting unit, with the assistance of a third party valuation firm. Based on the results of this test, the Company determined that the entire balance of goodwill included in this reporting unit was impaired and recorded an impairment charge of $1,015.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 -	INVENTORIES, NET

Inventories are composed of the following:

	December 31,
	2014	2013(*)

Raw materials and components	$11,333	$9,648
Work in process	14,600	14,044
Spare parts	8,956	4,742
Finished goods	515	961

	$35,404	$29,395

(*) Excluding held for sale assets at December 31, 2013

In 2014, 2013 and 2012, approximately $202, $350 and $1,892, respectively, of inventory previously written-down were used or sold in the course of providing MRO services.

NOTE 8 -           PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2014	2013(*)
Cost:
Land and buildings	$6,232	$5,582
Machinery and equipment	36,299	34,696
Motor vehicles	334	418
Office furniture and equipment	1,646	1,559
Software	1,197	1,166
	45,708	43,421

Less: Accumulated depreciation	34,184	32,274
Depreciated cost	$11,524	$11,147

(*) Excluding held for sale assets at December 31, 2013

Depreciation and amortization expenses amounted to $2,069, $1,859 and $1,906 for the years ended December 31, 2014, 2013 and 2012, respectively (depreciation and amortization expenses do not include impairment charges).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 -           GOODWILL AND INTANGIBLE ASSETS

a.	Intangible assets:

	December 31,
	2014	2013
License for service center
Cost	$2,050	$2,050
Accumulated amortization and impairment charges	(2,050)	(2,050)
Amortized cost	$-	$-

b.	Impairment Assessments

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 -         OTHER BALANCE SHEETS SUPPLEMENTALS

a.	Other accounts receivable and prepaid expenses:

	December 31,
	2014	2013 (*)

Deferred tax asset	$1,694	$1,589
Government authorities	1,568	1,154
Prepaid expenses	971	498
Amounts due from related parties	-	5
Other	65	68

	$4,298	$3,314

(*) Excluding held for sale assets at December 31, 2013

b.	Other account payable and accrued expenses:

	December 31,
	2014	2013 (*)

Employees and payroll accruals	$2,149	$3,077
Accrued expenses	535	732
Government authorities	428	483
Advances from customers	741	840
Warranty provision	251	229
Accrued royalties	368	336
Deferred tax liability	592	40
Forward transactions	463	-
Other accrued expenses	124	78

	$5,651	$5,815

(*) Excluding held for sale assets at December 31, 2013

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -	TRANSACTIONS WITH RELATED PARTIES

a.	Transactions with TAT Industries LTD. (“TAT Industries”):

	Year ended December 31,
	2014	2013	2012

Management fees (1)	-	29	50
Lease expenses (2)	$-	$424	$416

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

As of August 7, 2013, following the sale of TAT’s shares to FIMI, TAT Industries is no longer considered as related party.

b.	Balances with related parties:

	December 31,
	2014	2013
FAVS - current asset	-	5
Total asset	$-	$5

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -	TRANSACTIONS WITH RELATED PARTIES (CONT)

c.	Transactions with related parties:

	Year ended December 31,
	2014	2013	2012

Management fees to shareholders (see item e below)	$-	$-	$359

d.
Bental was engaged in various agreements with the Non-controlling interest and other related parties for the rental, maintenance and other services provided to it, in connection with its plant and operations. Total amount paid by Bental for these services in 2013 and 2012 was $432 and $505, respectively. See also note 1(d).

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

Total amount paid by TAT for the management services in 2012, was $359.

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

h.
On September 7, 2011, TAT received a loan from Bental for the total amount of NIS 2.5 million (approximately $700), to be repaid in whole at the end of a 24 month period (the “Term”). The principal amount bears interest of Prime + 1% payable on a quarterly basis and may be repaid at any time during the term upon TAT’s discretion. Simultaneously with such loan, Bental received a loan from an Israeli bank for similar amount under similar terms and conditions. Such loan amount was repaid by TAT to Bental on September 8, 2013, which in turn Bental made, on the same date, an on time repayment of the loan in the total amount of NIS2.5 million (approximately $693).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 -         SHORT TERM BANK CREDIT AND LONG TERM LOANS

a.	Terms of the long-term loans and balances:

As of December 31, 2014, there were no long-term loans and balances.

		Interest Rate
	Currency of loan	December 31, 2013	Years of Maturity	December 31, 2013

Current maturities of long-term loan (*)		$2.50%-3.50%	2009-2014	$884

*
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

Group provided certain guarantees and covenants to secure its long-term loans, see note 14(e) and 14(f).

b.	As of December 31, 2014 and 2013 TAT's short-term bank credit balance amounted to $0 and $26, respectively.

NOTE 13 -	LONG-TERM EMPLOYEE-RELATED OBLIGATIONS

Severance pay:

TAT’s liability for severance pay, for their Israeli employees, is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The liability is presented on the undiscounted basis. The Israeli company records an expense for the net increase in its severance liability.

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

Severance pay expenses for TAT were $555, $555 and $495 for the years ended December 31, 2014, 2013 and 2012, respectively.

Limco-Piedmont sponsors a 401(K) profit sharing plan covering substantially all of its employees. The plan permits the employer to contribute a discretionary amount for a plan year, which the employer designates a qualified non-elective contribution. Contributions to plan by Limco-Piedmont were $251, $253 and $209 for the years ended December 31, 2014, 2013 and 2012, respectively.

The Group (excluding discontinued operation) expects to contribute approximately $820 in 2015 to the pension funds and insurance companies in respect of their severance and pension pay obligations.

The Israeli company is required to make severance payment upon dismissal of an employee or upon termination of employment in certain circumstances. The severance payment liability to the employees is recorded on the Company's balance sheets under “Employee rights upon retirement.” The liability is recorded as if it were payable at each balance sheet date on an undiscounted basis.

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

According to Section 14 of the Israeli Severance Pay Law, the Israeli company liability for certain employees, according to their employment agreements, make regular deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s rights upon retirement. The Israeli company is fully relieved from any severance pay liability with respect to each such employee after they make the payments on behalf of the employee. The liability accrued in respect of these employees and the amounts funded, as of the respective agreement dates, are not reflected in the Israeli Company balance sheets, as the amounts funded are not under the control and management of the Israeli company and the pension or severance pay risks have been irrevocably transferred to the applicable insurance companies (the “Contribution Plans”).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -	LONG-TERM EMPLOYEE-RELATED OBLIGATIONS (CONT)

The amounts of severance payments, actually paid to retired employees, by TAT were $568, $226 and $26 for the years ended December 31, 2014, 2013 and 2012.

TAT expects to pay $1,538 in future benefits to their employees during 2015 to 2024 upon their normal retirement age - see breakdown below. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Israeli company before their normal retirement age.

Year	Amount
2015	$201
2016	132
2017	152
2018	298
2019	168
Thereafter (through 2024)	587
$1,538

NOTE 14 -         COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commissions arrangements:

The Group is committed to pay marketing commissions to sale agents at a range of 1% to 12% of total sales contracts which were received through promotion and distribution carried out by them. Commission expenses were $701, $781 and $670 for the years ended December 31, 2014, 2013 and 2012, respectively. The commissions were recorded as part of the selling and marketing expenses.

b.	Royalty commitments:

(1)
TAT is committed to pay royalties to third parties through 2014, ranging from 12% to 17% of sales of products developed by the third parties. Royalty expenses were $270, $177 and $202 for the years ended December 31, 2014, 2013 and 2012, respectively. The royalties were recorded as part of the cost of revenues.

(2)
Limco-Piedmont is committed to pay royalties to a third party, ranging between 3% to 5% of sales of products purchased from the third party, after deducting related costs incurred by Limco-Piedmont. That third party is the exclusive manufacturer of the products for which Limco-Piedmont provide MRO services. In addition, Limco-Piedmont is committed to pay said third party royalties, ranging 1.5% to 10% of sales of additional products exclusively manufactured by the third party. In addition, Limco-Piedmont is committed to pay said third party royalties, ranging from 10% to 20%, on parts reclaimed to use in MRO services or sold to our customers when they are manufactured by the third party. Royalty expenses were $680, $400 and $232 for the years ended December 31, 2014, 2013 and 2012, respectively. The royalties were recorded as part of the cost of revenues.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -         COMMITMENTS AND CONTINGENT LIABILITIES

c.	Lease commitments:

Limco-Piedmont leases some of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2017. Certain leases contain renewal options as defined in the agreements. Lease expense (excluding related parties) totaled $271, $215 and $233 for the years ended December 31, 2014, 2013, and 2012 respectively.

TAT leases its factory from TAT Industries until 2020; (see also note 11(a)).

As of December 31, 2014, future minimum rental payments under non-cancelable operating leases are as follows:

Year	Amount
2015	$814
2016	814
2017	762
2018	700
2019	714
2020	729
Total	$4,533

d.	Legal claims contingencies:

(1)
On November 29, 2011, a Factoring company ("the plaintiff"), filed a claim with the magistrates court in Tel-Aviv against the Company and eleven others ("the respondents"), jointly and severally, for the amount of NIS6,151 thousand (approximately $1,620). The plaintiff's case against the Company is based on invoices that were presented to the plaintiff by supplier of the Company (“the supplier”), by virtue of assignment of rights, which were originally issued to the Company by the supplier for certain alleged services. On February 5, 2012, the Company filed for its statement of defense, in which it denied the plaintiff's claims and clarified that it acted according to the deed of assignment of rights, and that the invoices neither represent nor reflect real transactions and/or real services which were rendered. The Company and its legal advisor are of the opinion that its exposure due to the claim filed is not probable and thus no provision was recorded in regard of that claim of December 31, 2014.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -         COMMITMENTS AND CONTINGENT LIABILITIES (CONT)

e.	Guarantees:

(1)
In order to secure TAT's liability to the Israeli customs, the Company provided a bank guarantee in the amount of $215. The guarantee is linked to the consumer price index and is valid until September 2015.

(2)
In order to secure the TAT's liability to the lessor of its premises, the Company provided a bank guarantee in the amount of $383. The guarantee is linked to the consumer price index and is valid until June 2015.

f.	Covenants and liens on assets

In order to secure bank loans in the amount of $884 as of December 31, 2013, TAT granted a specific lien on Bental's shares held by TAT - see also note 12(a)). In addition, TAT is obligated to meet certain covenants, all of which have been met. Such covenants were released during 2014, as the remaining amount of the loan has been fully repaid.

g.	Vehicle Lease and Maintenance Agreements

The Company entered into several three-year lease and maintenance agreements for vehicles which are regularly amended as new vehicles are leased.  The current monthly lease fees aggregate approximately $35,000.  The expected lease payments for the years ending December 31, 2015, 2016 and 2017 are approximately $414,000, $110,000 and $12,000, respectively.

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

The repurchased shares became dormant as defined in the Israeli Companies Law.

A reconciliation of opening and closing balances of the number of ordinary shares outstanding is presented below:

	2014	2013	2012
Balance outstanding at beginning of year	8,805,236	8,798,570	8,815,003
Purchase of treasury shares	-	-	(16,433)
Exercise of options	3,108	6,666	-
Balance outstanding at end of year	8,808,344	8,805,236	8,798,570

c.	Stock option plans:

(1)
Following the approval of TAT's Audit committee and Board of Directors, on June 28, 2012, the Company’s shareholders approved the 2012 stock option plan (the “2012 Plan”) to grant up to 380,000 options to purchase Ordinary shares, 0.9 NIS par value, of the Company to senior executives and certain members of the Board of Directors, at an exercise price as determined in the stock option plan. The Options vest over a three-year period (one-third each year), the vesting of 50% of the Options is subject, in addition, to certain minimum shareholders' equity during a period of 4 years from the grant date, unless the employee is no longer employed by the Company, in which case the options will be considered forfeited within 30 days.

(2)	On August 21, 2012, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 330,000 Options, which were granted on October 4, 2012 (which is also considered the grant date).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -         SHAREHOLDERS' EQUITY (CONT)

c.	Stock option plans (cont) :

(3)
On March 19, 2014, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 195,000 Options, at an exercise price of $8.79 per share, to senior executives, which were granted on June 23, 2014 (which is also considered the grant date).

(4)
On November 30, 2014, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 20,000 Options, at an exercise price of $7.34 per share, to senior executives, which were granted on November 30, 2014.

The fair value of the Company’s stock options granted under the 2012 plan for the years ended December 31, 2014 and 2012 (for the year ended December 31, 2013, no options were granted) was estimated using the following assumptions:

	2014	2012

Expected stock price volatility	37.23% - 39.14%	41.57% - 43.4%
Expected option life (in years)	2.87 - 4	2.23 - 3.23
Risk free interest rate	0.48% - 1.34%	0.23% - 0.32%
Dividend yield	5% - 4.6%	9.8%

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -         SHAREHOLDERS' EQUITY (CONT)

c.	Stock option plans (cont):

(5)	The following table is a summary of the activity of TAT's stock Option plan:

	Year ended December 31,
	2014
	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	145,000	$6.5
Granted	215,000	8.66
Expired	-	-
Forfeited	(40,000)	8.79
Exercised (*)	(85,000)	6.5

Outstanding at the end of the year	235,000	8.28

Exercisable options	20,000	$6.5

(*) The aggregate intrinsic value for the options exercised by employees during 2014 was approximately $21.

The weighted-average grant-date fair value of options granted in 2014 was $1.13 and $0.19 in 2012. The aggregate intrinsic value for the options outstanding as of December 31, 2014, 2013 and 2012 was $0, $212 and $0, respectively.

As of December 31, 2014 total unrecognized compensation cost was $70.8 and is expected to be recognized over a weighted-average period of 1.41 years.

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

e.	Dividends

On March 19, 2014, TAT’s Board declared a cash dividend in the total amount of $2 million (approximately NIS 6.9 million), or $0.22 per share (approximately NIS 0.76 per share), for all of the shareholders of TAT. The dividend was paid on May 7, 2014 to shareholders of record on April 21, 2014.

f.	Accumulated other comprehensive loss

As of December 31, 2013, the entire amount of accumulated other comprehensive loss consists of amounts derived from foreign currency translation and is related to Bental. On March 27, 2014 after receiving all required approvals to consummate the closing, TAT sold its entire interest in Bental (see also note 4).

NOTE 16 -         EARNINGS (LOSS) PER SHARE (“EPS”)

Basic and diluted earnings (loss) per share are based on the weighted average number of ordinary shares outstanding. Diluted EPS is based on those shares used in basic EPS plus shares that would have been outstanding assuming issuance of ordinary shares for all dilutive potential ordinary shares outstanding.

	Year ended December 31,
	2014	2013	2012
Numerator for EPS:
Net income (loss) from continuing operations	$1,432	$5,251	$(567)
Net loss from discontinued operations, net of tax	-	(2,429)	(1,147)
Denominator for EPS:
Weighted average shares outstanding – basic	8,805,495	8,799,237	8,808,075
Dilutive shares	21,047	9,683	-
Weighted average shares outstanding – diluted	8,826,542	8,808,920	8,808,075
EPS attributable to controlling interest:
Basic and diluted
Net income (loss) from continuing operations	$0.16	$0.60	$(0.06)
Loss from discontinued operations	$-	$(0.28)	$(0.13)

Diluted income (loss) per share does not include 175,000, 0 and 330,000 options, for the years ended December 31, 2014, 2013 and 2012 respectively because the options are anti-dilutive.

Dilutive shares are calculated using the treasury stock method and include dilutive shares from share-based employee compensation plans

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Some facilities of the Israeli company in Israel have been granted approved enterprise status under the above law.

The main tax benefits available are:

In respect of income derived from the approved enterprise, the Israeli company were entitled to reduced tax rates during a period of up to seven years from the year in which such enterprise first earn taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

Income derived from the approved enterprise is tax exempt during the first two years of the seven year tax benefit period as above, and is subject to a reduced tax rate not exceeding 25% during the remaining years of benefits.

In the event of distribution of a cash dividend from income which was tax exempt as above, the Company would have to pay the 25% tax in respect of the amount distributed. Company has policy not to distribute cash dividends from such exempt income. As of December 31, 2014, the Company had accumulated a total amount of approximately $1,728 of exempt income.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	TAXES ON INCOME (CONT)

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law") (cont):

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

Under the transitional provisions of the 2011 Amendment, the Company elected to irrevocably implement the 2011 Amendment, commencing 2011 and thereafter, and be regarded as a "Preferred Enterprise" with respect to its existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	TAXES ON INCOME (CONT)

b.	Corporate tax rate in Israel

The corporate tax rate for Israel is  26.5%, 25% and 25% for the year ended December 31, 2014, 2013 and 2012.

c.	U.S. subsidiaries

U.S. subsidiaries are taxed based on federal and state tax laws. The statutory tax rate for 2014, 2013, and 2012 was 38%.

d.	Tax assessments

TAT’s income tax assessments are considered final through 2011.

Limco-piedmont income tax assessments are considered final through 2009.

TAT-GAL which was incorporated in 2008 has not received final tax assessment yet.

e.	Income tax reconciliation:

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to taxes on income (tax benefit) as reported in the statements of income:

	Year ended December 31,
	2014	2013	2012
Income before taxes on income as reported in the statements of income	$2,525	$5,267	$5,279

Statutory tax rate in Israel	26.5%	25%	25%

Theoretical taxes on income	$669	$1,317	$1,320

Increase (decrease) in taxes on income resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	457	453	434
Reduced tax rate on income derived from "Preferred Enterprises" plans	156	(255)	(143)
Change in enacted tax rates	-	34	-
Exempt income	-	-	(4)
Valuation allowance	(100)	294	499
Tax in respect of prior years	(44)	(342)	(83)
Permanent differences	222	(460)	67
Taxes on income as reported in the statements of income	$1,360	$1,041	$2,090

f.	Income (loss) before taxes on income (tax benefit) is comprised as follows:

	Year ended December 31,
	2014	2013	2012

Domestic (Israel)	$(1,659)	$1,942	$2,046
Foreign (United States)	4,184	3,325	3,233

	$2,525	$5,267	$5,279

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -         TAXES ON INCOME (CONT)

g.	Taxes on income (tax benefit) included in the statements of income:

	Year ended December 31,
	2014	2013	2012
Current:
Domestic (Israel)	$(94)	$160	$282
Foreign (United States)	237	334	295

	143	494	577
Deferred:
Domestic (Israel)	(36)	15	115
Foreign (United States)	1,297	874	1,481

	1,261	889	1,596
Previous years:
Domestic (Israel)	-	(209)	(45)
Foreign (United States)	(44)	(133)	(38)

	(44)	(342)	(83)

	$1,360	$1,041	$2,090

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TAT's deferred tax liabilities and assets are as follows:

	December 31,
	2014	2013
Deferred tax assets (liabilities):
Allowance for doubtful accounts	$47	$47
Unrealized gains	174	146
Provisions for employee benefits	259	277
Inventory	957	920
Other temporary differences	257	199
Deferred tax assets - short-term- other accounts receivables	$1,694	$1,589

Goodwill and intangible assets	$533	$671
Property, plant and equipment	21	18
Provisions for employee benefits and other temporary differences	26	38
Tax credits carryforward	558	447
Capital and state tax losses carryforward	3,574	3,306
Net operating losses carryforward	373	419
Other	39	23
Deferred tax assets, before valuation allowance – Long-term	5,124	4,922
Valuation allowance	(3,574)	(3,306)
Deferred tax assets, net – long-term	$1,550	$1,616

Other temporary differences deferred tax liabilities – short-term- other accounts receivable	$(592)	$(40)

Property, plant and equipment and intangible assets	(1,736)	(1,003)
Other	(38)	(55)
Deferred tax Liabilities - Long-term	$(1,774)	$(1,058)

As of December 31, 2014, TAT did not provide a valuation allowance in respect of deferred tax assets related to capital losses and state tax losses, since management currently believes that it is more likely than not that the deferred tax asset will be realized in the future. For capital losses and state tax losses, incurred by the U.S. subsidiaries, the Company provides valuation allowance as it cannot predict its future realization.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	TAXES ON INCOME (CONT)

The following table summarizes the changes in the valuation allowance for deferred tax assets:

Balance, January 1, 2012	$184
Addition charged to expenses	1,639

Balance, December 31, 2012	1,823
Addition charged to expenses	1,483

Balance, December 31,2013	3,306
Addition charged to expenses	268

Balance, December 31,2014	$3,574

TAT does not intend to distribute earnings of a foreign subsidiary aggregating up to approximately $10,849 (tax earnings and profits) as of December 31, 2014, and accordingly, no deferred tax liability has been established relative to these earnings. If such profits and earnings are distributed by cash dividend, it would be taxed at tax rate applicable to such distribution (25%) and an income tax liability of up to approximately $2,712 would be incurred as of December 31, 2014.

TAT does not intend to distribute tax-exempt earnings deriving from Approved Enterprise aggregating approximately $1,728 as of December 31, 2014, and accordingly, no deferred tax liability has been established related to these earnings. If such tax-exempt income is distributed by cash dividend (including a liquidation dividend), it would be taxed at the reduced corporate tax rate applicable to such profits (25%) and an income tax liability of up to approximately $432 would be incurred as of December 31, 2014.

i.	A reconciliation of the beginning and ending amount of unrecognized provision is as follows:

Amount

Balance at January 1, 2012	$86
Exchange rate differences	(2)
Balance at December 31, 2012	84
Exchange rate differences	6
Utilization upon assessment	(90)
Balance at December 31, 2013	-
Exchange rate differences	-
Utilization upon assessment	-
Balance at December 31, 2014	$-

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18 -	SEGMENT INFORMATION

a.	Segment Activities Disclosure:

TAT operates under three segments: (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products and (iii) Maintenance, Repair and Overhaul or “MRO” services for Aviation Components.

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

-
Heat Transfer Services and Products primarily include the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

-
MRO services for Aviation Components primarily include the maintenance, repair and overhaul of APUs, landing gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

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

On February 18, 2014 TAT entered into an agreement to sell its entire interest in Bental, the OEM of Electric Motion Systems operating segment, constituting 70% of Bental’s issued and outstanding share capital. Closing of the transaction took place on March 27, 2014 after receiving all required approvals to consummate the closing. (for additional information see note 4).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure:

The following financial information is the information that management uses for analyzing the segment results. The figures are presented in consolidated method as presented to management.

The following financial information is a summary of the operating income of each operational segment:

	Year ended December 31, 2014
	OEM of Heat Management Solutions	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Elimination of inter-company sales	Consolidated

Revenues
Sale of products and services	$22,871	$30,121	$27,734	$-	$-	$80,726
Intersegment revenues	5,314	229	-	-	(5,543)	-
Total revenues	28,185	30,350	27,734	-	(5,543)	80,726

Cost of revenues	23,249	22,205	23,502	-	(5,330)	63,626
Gross profit	4,936	8,145	4,232		(213)	17,100

Research and development	841	229	-	-	-	1,070
Selling and marketing	1,538	1,058	607	-	-	3,203
General and administrative	2,717	3,313	2,989	-	-	9,019
Other income	(11)	-	-	-	-	(11)
Operating income (loss)	(149)	3,545	636		(213)	3,819

Financial expense, net	-	-	-	(1,294)	-	(1,294)
Income before taxes on income						$2,525

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18 -         SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont)

	Year ended December 31, 2013
	OEM of Heat Management Solutions	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Elimination of inter-company sales	Consolidated
Revenues
Sale of products and services	$27,326	$29,796	$22,429	$-	$-	$79,551
Intersegment revenues	3,812	111	-	-	(3,923)	-
Total revenues	31,138	29,907	22,429	-	(3,923)	79,551

Cost of revenues	24,141	21,600	19,224	-	(4,086)	60,879
Gross profit	6,997	8,307	3,205	-	163	18,672

Research and development	415	298	-	-	-	713
Selling and marketing	1,520	1,145	485	-	-	3,150
General and administrative	3,158	3,093	3,261	-	-	9,512
Other income	(20)	-	-	-	-	(20)
Operating income (loss)	1,924	3,771	(541)	-	163	5,317

Financial expense, net	-	-	-	(50)	-	(50)
Income before taxes on income						$5,267

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont)

	Year ended December 31, 2012
	OEM of Heat Management Solutions	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Elimination of inter-company sales	Consolidated

Revenues
Sale of products and services	$27,944	$27,529	$22,442	$-	$-	$77,915
Intersegment revenues	3,088	180	-	-	(3,268)	-
Total revenues	31,032	27,709	22,442	-	(3,268)	77,915

Cost of revenues	23,105	19,671	19,044	-	(3,281)	58,539
Gross profit	7,927	8,038	3,398	-	13	19,376

Research and development	581	414	-	-	-	995
Selling and marketing	1,476	1,049	374	-	-	2,899
General and administrative	3,530	3,270	3,310	-	-	10,110
Other income	(13)	-	-	-	-	(13)
Operating income (loss)	2,353	3,305	(286)	-	13	5,385

Financial expense, net	-	-	-	(106)	-	(106)
Income before taxes on income						$5,279

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18 -	SEGMENT INFORMATION (CONT)

c.	The following financial information identifies the assets, depreciation and amortization, and capital expenditures to segments:

	Year ended December 31, 2014
	OEM of Heat Management Solutions	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Consolidated

Assets	$33,072	$28,917	$23,044	$16,435	$101,468
Depreciation and amortization	1,027	675	367	-	2,069
Expenditure for segment assets	1,126	810	539	-	2,475

	Year ended December 31, 2013
	OEM of Heat Management Solutions	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Consolidated

Assets	$45,518	$28,806	$18,137	$16,419	$108,880
Depreciation and amortization (*)	991	603	265	-	1,859
Expenditure for segment assets (*)	1,032	664	1,134	-	2,830

	Year ended December 31, 2012
	OEM of Heat Management Solutions	OEM of Electric Motion Systems	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Consolidated

Depreciation and amortization (*)	974	-	735	197	-	1,906
Expenditure for segment assets (*)	1,047	-	756	344	-	2,147

(*) Excluding discontinued operations for each of the years ended on December 31, 2013 and 2012.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19 -	ENTITY-WIDE DISCLOSURE

a.	Total revenues and long-lived assets - by geographical location were as follows:

	Year ended December 31,
	2014		2013		2012
	Total revenues	Long-lived assets	Total revenues (**)	Long-lived assets (*)	Total revenues (**)
Sale of products
Israel	$4,807	$5,830	$6,248	$5,748	$9,147
United states	18,886	-	18,016	-	16,475
France	3,642	-	5,482	-	4,604
Rest of Europe	2,257	-	2,292	-	1,966
Other	1,771	-	2,326	-	4,071
	$31,363	$5,830	$34,364	$5,748	$36,263

	Year ended December 31,
	2014		2013		2012
	Total revenues	Long-lived assets	Total revenues (**)	Long-lived assets (*)	Total revenues (**)

Services
Israel	$834	$-	$612	$-	$468
United states	31,267	5,694	27,639	5,399	25,648
Netherland	1,734	-	1,553	-	3,303
Rest of Europe	8,786	-	7,658	-	4,624
Other	6,742	-	7,725	-	7,609
	$49,363	$5,694	$45,187	$5,399	$41,652

(*) Excluding held for sale assets at December 31, 2013
(**) Excluding discontinued operations for each of the years ended on December 31, 2013 and 2012.

b.	Major Customers

No single customer accounted for 10% or more of Group's total net revenue in any year presented.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 20 -         SELECTED STATEMENTS OF INCOME DATA

	Year ended December 31,
	2014	2013	2012
Financial expenses, net (*):

Financial income:
Foreign currency gains	$975	$661	$1,294
Derivatives		27	399
Interest on tax refund	150	95	53
Interest on cash equivalents, short-term bank deposits and others	91	114	242

	1,216	897	1,988

Financial expenses (*):
Bank charges	(97)	(77)	(71)
Interest on short-term loans	(8)	(18)	(98)
Interest on long-term loans	(8)	(66)	(120)
Foreign currency losses	(1,028)	(786)	(1,376)
Forward transactions losses	(1,369)	-	-
Derivatives	-	-	(321)
Others	-	-	(108)
	(2,510)	(947)	(2,094)

	$(1,294)	$(50)	$(106)

(*) Excluding discontinued operations for each of the years ended on December 31, 2013 and 2012.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 21 -         SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS INFORMATION

	Warranty provision	Allowance for Doubtful Accounts

Balance, as of January 1, 2012	$288	$190
Additions	196	258
Deductions	(208)	(72)

Balance, as of December 31, 2012	276	376
Additions	186	17
Deductions	(190)	(270)

Less: Held for sale	(43)	-

Balance, as of December 31, 2013	229	123
Additions	286	107
Deductions	(264)	(105)

Balance, as of December 31, 2014	$251	$125

NOTE 22 -         SUBSEQUENT EVENTS

(1)
On March 11, 2015, Piedmont Aviation Component Services, LLC , an indirect subsidiary of TAT, entered into an agreement to sell 237,932 shares of Class B Common Stock of FAvS representing 23.18% of FAvS' share capital and its entire holdings (16,253) of FAvS' Series A Preferred stock. The purchase price for the Class B Shares is $8.40 per Class B Shares, for an aggregate purchase price of $1,999, and the purchase price for the Series A Preferred stock is $100 per Preferred Share, for an aggregate purchase price of $1,625. The total gain from the sale of FAvS' stock is $1,395. The company owns 5% of FAvS’ after the transaction.

(2)
On November 29, 2011, a factoring company ("the plaintiff"), filed a claim with the magistrates court in Tel-Aviv against the Company and eleven others ("the respondents"), jointly and severally, for the amount of NIS6,151 (approximately $1,620 thousand). The plaintiff and the Company have reached a settlement agreement pursuant to which the court proceedings against the Company would be terminated. The court confirmed such settlement agreement on March 9, 2015.