Form 20-F/A
period 2014-12-31
TAT TECHNOLOGIES LTD
filed 2015-03-23
CIK 808439

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

Yes ☐ No ☒

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2014 originally filed with the Securities and Exchange Commission on March 23, 2015 (“2014 Form 20-F”), is being filed for purposes of amending the following typographical error:

In page 4 of the 2014 Form 20-F (Income Statement Data), the number "3,819" shall replace the number "13,281" in the row titled "Operating income (loss) from continuing operations".

The table titled "Income Statement Data" is replaced with the following table to reflect the amendment of such typographical error:

Income Statement Data:

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands, except share and per share data)
Revenues:
Products	$31,363	$34,364	$36,263	$36,837	$25,908
Services	49,363	45,187	41,652	36,902	40,801
Total revenues	80,726	79,551	77,915	73,739	66,709
Cost of revenues:
Products	23,340	24,892	25,177	24,914	21,859
Services	40,286	35,987	33,362	31,794	29,136
Write down of inventory and impairment charges of long lived assets	-	-	-	5,465	3,500
Total cost of revenues	63,626	60,879	58,539	62,173	54,495
Gross profit	17,100	18,672	19,376	11,566	12,214
Operating expenses:
Research and development, net	1,070	713	995	455	274
Selling and marketing	3,203	3,150	2,899	2,819	2,948
General and administrative	9,019	9,512	10,110	9,450	11,262
Impairment of goodwill and intangible assets		-	-	-	4,704
Other income	(11)	(20)	(13)	(190)	-
Operating income (loss) from continuing operations	3,819	5,317	5,385	(968)	(6,974)
Financial expenses, net	(1,294)	(50)	(106)	(420)	(33)
Other expenses, net	-	-	-	-	(200)
Gain from dilution of interests in affiliated company	-	-	-	240	-
Income (loss) from continuing operations before taxes on income	2,525	5,267	5,267	(1,148)	(7,207)
Taxes on income (tax benefit)	1,360	1,041	2,090	(335)	(4,262)
Net income (loss) from continuing operations after taxes on income	1,165	4,226	3,189	(813)	(2,945)
Share in results of affiliated company and impairment of share in affiliated company	267	1,025	(3,756)	331	(4,510)
Net income (loss) from continuing operations	1,432	5,251	(567)	(482)	(7,455)
Net income (loss) from discontinued operations, net of tax	-	(2,429)	(1,147)	(548)	169
Net income (loss) attributable to TAT Technologies’ shareholders	$1,432	$2,822	$(1,714)	$(1,030)	$(7,286)
Basic and diluted net income (loss) per share
Net income (loss) from continuing operations per share attributable to controlling interest	0.16	0.60	(0.06)	(0.05)	(0.84)
Discontinued operations attributable to controlling interest	-	(0.28)	(0.13)	(0.07)	0.02
	$0.16	$0.32	$(0.19)	$(0.12)	$(0.82)
Weighted average number of shares used in computing
Basic net income (loss) per share	8,805,495	8,799,237	8,808,075	8,815,003	8,815,003
Diluted net income (loss) per share	8,826,542	8,808,920	8,808,075	8,815,003	8,815,003
Cash dividend per share	$0.23	$-	$0.28	$-	$-

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

Date: March 23, 2015