Form 20-F
period 2015-12-31
TAT TECHNOLOGIES LTD
filed 2016-04-21
CIK 808439

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

Ordinary Shares, par value NIS 0.90 per share…………… 8,808,344
(as of December 31, 2015)

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

Yes ☐ No ☒

TABLE OF CONTENTS

Page

INTRODUCTION		1
PART I		4
Item 1.	Identity of Directors, Senior Management and Advisers	4
Item 2.	Offer Statistics and Expected Timetable	4
Item 3.	Key Information	4
	A. Selected Financial Data	4
	B. Capitalization and Indebtedness	6
	C. Reasons for the Offer and Use of Proceeds	6
	D. Risk Factors	6
Item 4.	Information on the Company	23
	A. Business Overview	26
	B. Government Regulations	51
	C. Organizational Structure	52
	D. Property, Plants and Equipment	52
Item 4A.	Unresolved Staff Comments	54
Item 5	Operating and Financial Review and Prospects	54
	A. Research and Development, Patents and Licenses	85
	B. Trend Information	85
	C. Off-Balance Sheet Arrangements	86
	D. Tabular Disclosure of Contractual Obligations	86
Item 6.	Directors, Senior Management and Employees	87
	A. Directors and Senior Management	87
	B. Board Practices	93
	C. Employees	108
	D. Share Ownership	109
Item 7.	Major Shareholders and Related Party Transactions	110
	A. Major Shareholders	110
	B. Related Party Transactions	112
	C. Interests of Experts and Counsel	112
Item 8.	Financial Information	112
	A. Consolidated Statements and Other Financial Information	112
	B. Significant Changes	113
Item 9.	The Offer and Listing	114
	A. Offer and Listing Details	114
	B. Plan of Distribution	116
	C. Markets	116
	D. Selling Shareholders	116
	E. Dilution	116
	F. Expense of the Issue	116
Item 10.	Additional Information	116
	A. Share Capital	116
	B. Memorandum and Articles of Association	117
	C. Material Contracts	121
	D. Exchange Controls	122
	E. Taxation	136
	F. Dividends and Paying Agents	136
	G. Statement by Experts	136
	H. Documents on Display	137

ii

iii

INTRODUCTION

TAT Technologies Ltd. provides a range of services and products to the commercial and military aerospace and ground defense sectors through our Gedera facility in Israel, or Gedera, and through our subsidiary in the U.S., Limco-Piedmont Inc., or Limco-Piedmont. Limco-Piedmont operates through Limco Airepair Inc., or Limco, and through Piedmont Aviation Component Services LLC, or Piedmont. We also operate in Israel through our wholly-owned subsidiary, Turbochrome Ltd., or Turbochrome.

As of December 31, 2015, we operate under four segments:  (i) original equipment manufacturing or “OEM” of heat transfer products and aviation accessories through our Gedera facility; (ii) heat transfer services and products through our Limco subsidiary; (iii) maintenance, repair and overhaul or “MRO” services for aviation components through our Piedmont subsidiary; and (iv) overhaul and coating of jet engine components through our Turbochrome subsidiary.

Through our Gedera facility, we are an OEM of a broad range of heat transfer components, air conditioning systems and other cooling systems used in mechanical and electronic systems on board military and commercial aircraft as well as on ground systems. The Gedera facility is also an OEM for a wide range of aviation accessories and provides limited MRO services for military and commercial customers, mainly for aviation accessories as well as for certain heat transfer components.

Through our Limco subsidiary, we provide heat transfer services and products to the aerospace industry. Limco is an FAA (Federal Aviation Administration) certified repair station and provides aircraft MRO services and products for airlines, air cargo carriers, maintenance service centers and the military, primarily for heat transfer products.

Through our Piedmont subsidiary, we provide MRO services for aviation components in the area of landing gear and auxiliary power units (APU). Piedmont is an FAA certified repair station and provides its services to airlines, air cargo carriers, maintenance service centers and, to a lesser extent, to the military.

Through our Turbochrome subsidiary, we provide MRO services in the area of jet engine overhaul, which includes the overhaul and coating of jet engine components such as turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps. Turbochrome is certified by the FAA and EASA (European Aviation Safety Agency).

In addition, TAT, through its Piedmont subsidiary, holds approximately 4.9% of the equity securities of First Aviation Services Inc., or FAvS.

On November 25, 2015, the company signed an agreement with Engineering Holding of Moscow, Russia, or Engineering, to establish a new facility for the provision of services with respect to heat transfer products. The new company, TAT-Engineering LLC, will be based in Novosibirsk’s Tolmachevo airport. TAT - Engineering, LLC shall provide services for heat transfer products. According to the agreement, 51% of the shares are held by TAT and the remaining 49% are held by Engineering. The accounting treatment of the joint venture is based on the equity method due to variable participant rights granted to Engineering. The new entity was established on January 2016, therefore there is no activity related to TAT-Engineering LLC in 2015.

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

Item 2.                      Offer Statistics and Expected Timetable

Not applicable.

Item 3.                      Key Information

A.              Selected Financial Data

TAT’s selected historical information is derived from the audited consolidated financial statements of TAT as of December 31, 2015 and 2014 and for each of its fiscal years ended December 31, 2015, 2014 and 2013, which are included elsewhere in this annual report, and have been prepared in accordance with U.S. GAAP. The selected financial data as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and December 31, 2011 is derived from audited consolidated financial statements of TAT not included in this annual report, which have been prepared in accordance with U.S. GAAP.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects”, and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Income Statement Data:

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands, except share and per share data)
Revenues:
Products	$31,339	$31,363	$34,364	$36,263	$36,837
Services	54,268	49,363	45,187	41,652	36,902
Total revenues	85,607	80,726	79,551	77,915	73,739
Cost of revenues:
Products	24,466	23,616	25,143	25,494	25,185
Services	47,476	40,906	36,600	33,977	32,375
Write down of inventory and impairment charges of long lived assets	-	-	-	-	5,465
Total cost of revenues	71,942	64,522	61,743	59,471	63,025
Gross profit	13,665	16,204	17,808	18,444	10,714
Operating expenses:
Research and development, net	890	1,070	713	995	455
Selling and marketing	2,903	3,203	3,150	2,899	2,819
General and administrative	8,469	8,123	8,668	9,178	8,598
Other expenses (income)	631	(11)	(20)	(13)	(190)
Gain on bargain purchase	(4,833)	-	-	-	-
	8,060	12,385	12,511	13,059	11,682
Operating income (loss) from continuing operations	5,605	3,819	5,297	5,385	(968)
Financial expenses, net	(349)	(1,294)	(50)	(106)	(420)
Gain from dilution of interests in affiliated company	-	-	-	-	240
Income (loss) from continuing operations before taxes on income	5,256	2,525	5,247	5,279	(1,148)
Taxes on income (tax benefit)	644	1,360	1,041	2,090	(335)
Income (loss) from continuing operations after taxes on income	4,612	1,165	4,206	3,189	(813)
Share in results of affiliated company	1,237	267	1,025	(3,756)	331
Net income (loss) from continuing operations	5,849	1,432	5,231	(567)	(482)
Net income (loss) from discontinued operations, net of tax	-	-	(2,429)	(1,147)	(548)
Net income (loss) attributable to TAT Technologies’ shareholders	$5,849	$1,432	$2,802	$(1,714)	$(1,030)
Basic and diluted net income (loss) per share
Net income (loss) from continuing operations per share attributable to controlling interest	0.66	0.16	0.60	(0.06)	(0.05)
Discontinued operations attributable to controlling interest	-	-	(0.28)	(0.13)	(0.07)
	$0.66	$0.16	$0.32	$(0.19)	$(0.12)
Weighted average number of shares used in computing
Basic net income (loss) per share	8,808,344	8,805,495	8,799,237	8,808,075	8,815,003
Diluted net income (loss) per share	8,810,689	8,826,542	8,808,920	8,808,075	8,815,003
Cash dividend per share	$-	$0.23	$-	$0.28	$-

Balance Sheet Data:

	As of December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Working capital	$70,813	$70,775	$73,905	$71,521	$70,756
Total assets	109,583	99,176	108,951	109,033	115,409
Long-term liabilities, excluding current maturities	3,322	2,689	4,256	6,421	9,333
Shareholders’ equity	$91,424	$85,541	$85,640	$82,324	$86,461

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

For the OEM of heat Transfer Solutions and Aviation Components, and Heat Transfer Products, TAT’s major competitors are other OEMs who manufacture heat transfer components. These include, manufacturers based in the U.S. such as the Hughes-Treitler division of Ametek Inc., Lytron Inc., Niagara Thermal, Hamilton Sundstrand, Honeywell International, Stewart Warner South Wind Corp. and Triumph Thermal Systems, manufacturers based in Europe such as I.M.I. Marston Ltd., a subsidiary of Hamilton Sundstrand, Secan, Behr and Liebherr-Aerospace Toulouse S.A., and manufacturers based in Asia such as Sumitomo Precision Products from Japan. Many of TAT’s competitors are far larger, have substantially greater resources, including technical, financial, research and development, marketing and distribution capabilities than TAT, and enjoy greater market recognition. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than TAT.  TAT may not be able to offer its products as part of integrated systems to the same extent as its competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of its competitors. Failure to do so could adversely affect TAT’s business, financial condition and results of operations.

For the Heat Transfer Services, TAT’s major competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers, including Triumph Accessories (Triumph Corporation), LORI Heat Transfer Center of Honeywell (Tulsa, Oklahoma), SECAN (France),Drake Air – Ametek (Tulsa, Oklahoma), American Cooler Service, Hamilton Malaysia, Lufthansa Technik and Elite.

For the MRO Services for Aviation Components, in the field of landing gear and auxiliary power units (APU), TAT’s major competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers, including Standard Aero Group Inc., Aerotech International Inc., Honeywell International, AAR Corp., Messier- Bugatti-Dowty, Hawker Pacific and APRO.

For the overhaul and coating of jet engine components, TAT’s major competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers. With respect to Fan Blades, Turbochrome's major competitors are Snecma, General Electric, GKN and PAS. With respect to JT8D, Turbochrome's major competitors are Chromalloy Southwest and MCT Japan. With respect to materials, Turbochrome's major competitor is APV Coatings.

Competition in the MRO and services market is based on price, quality, engineered solutions, ability to provide a broad range of services, and the ability to perform repairs and overhauls rapidly. A number of our competitors have inherent competitive advantages. For example, we compete with the service divisions of large OEMs which are able to derive significant brand recognition from their OEM manufacturing activities. We also compete with the in-house service divisions of large commercial airlines and there is a strong incentive for an airline to fully-utilize the services of its maintenance employees and facilities.

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

Five customers accounted for approximately 20.11%, 18.6% and 22.2% of TAT’s revenues for the years ended December 31, 2015, 2014 and 2013, respectively. TAT’s major customers may not maintain the same volume of business with TAT in the future. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

A part of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments and are subject to special risks. A loss of all, or a major portion, of the revenues of TAT or any of its subsidiaries from government contracts could have a material adverse effect on TAT’s operations.

A portion of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments accounted for approximately 5.5%, 6.8% and 4.2% of TAT’s revenues on a consolidated basis for the years ended December 31, 2015, 2014 and 2013, respectively.

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

If TAT and its subsidiaries do not receive the governmental approvals necessary for the export of their products, TAT’s revenues may decrease. Similarly if TAT’s suppliers and partners do not receive their government approvals necessary to export their products or designs to TAT, TAT’s revenues may decrease.

Under Israeli law, the export of certain of the products and know-how of TAT and its subsidiaries are subject to approval by the Israeli Ministry of Defense. To initiate sales proposals with regard to exports of the products and know-how of TAT and its subsidiaries and to export such products or know-how, TAT and its subsidiaries must obtain permits from the Ministry of Defense. TAT and its subsidiaries may not be able to receive in a timely manner, or at all, all the required permits for which it may apply in the future.

Similarly, under foreign laws the export of certain military products, technical designs and spare parts require the prior approval of, or export license from, such foreign governments. In order to maintain the third party production, certain co-development activities and procurements required for the performance of certain contracts, TAT and its subsidiaries must receive detailed technical designs, products or product parts’ samples from its strategic partners or suppliers. TAT and its subsidiaries may not be able to receive all the required permits and/or licenses in a timely manner, or at all and consequently, TAT’s revenues may decrease.

TAT depends on a limited number of suppliers of components for certain of its products and if TAT or any of its subsidiaries is unable to obtain these components when needed, they would experience delays in manufacturing their products and TAT’s financial results could be adversely affected.

TAT relies on a limited number of key suppliers for parts for certain of its OEM and MRO services. Certain of these suppliers are currently the sole source of one or more components upon which TAT is dependent. For example, Honeywell International Inc. is a key supplier to TAT of APU spare parts and of certain other components used by TAT and its subsidiaries in the production of products and in the provision of MRO services. Suppliers of some of these components require TAT to place orders with significant lead-time to assure supply in accordance with TAT’s requirements. If TAT were to engage in a commercial dispute with or be unable to obtain adequate supplies of parts from these suppliers at commercially reasonable prices or required lead time, TAT’s operations could be interrupted. Increased costs associated with supplied materials or components could increase TAT’s costs and reduce TAT’s profitability if TAT is unable to pass these cost increases on to its customers.

TAT may face increased costs and a reduced supply of raw materials. TAT may not be able to recoup future increases in the cost of raw materials costs for its operations through price increases for its products.

In recent years, the cost of raw materials and components used by TAT has fluctuated significantly due to market and industry conditions. TAT may not be able to recoup future increases in the cost of raw materials and components costs through price increases for its products.

TAT may face significant risks in the management of its inventory, and failure to effectively manage its inventory levels may result in supply imbalances that could harm its business

In connection with our OEM and MRO operations, we maintain an inventory of exchangeable units of heat transfer solutions, aviation components, heat transfer products, APUs, landing gears, engine blades and coating materials and other spare parts related to our products in various locations, including with third party logistics providers. Due to the long-lead time of our suppliers and manufacturing cycles, we need to make forecasts of demand and commit significant resources towards these inventories. As such, we are subject to significant risks in managing the inventory needs of our business during the year, including estimates of the appropriate demand across our models. Should actual market conditions differ from our estimates, our future results of operations could be materially adversely affected. In the future, we may be required to record write-downs of finished products and materials on-hand as a result of future changes in our sales forecasts.

Our backlog of projects under contract is subject to unexpected adjustments, delays in payments and cancellations.

Our backlog includes purchase orders received from our customers for our products or services and our estimation of the maximal potential revenues that are expected to be derived from frame agreements with our customers. There is no legal obligation from the customer to purchase our products or services under those frame agreements. In addition, we use estimations to evaluate the potential revenue from these agreements. From time to time, for reasons beyond our control, projects are delayed, scaled back, stopped or cancelled, or the customer delays making payments, which may adversely affect the revenue, profit and cash flow that we ultimately receive from contracts reflected in our backlog.

TAT faces special risks from international sales operations which may have a material adverse effect on TAT’s business, operating results and financial condition.

In the years ending December 31, 2015, 2014 and 2013, approximately 94%, 93% and 91.4% of TAT’s sales, respectively, resulted from TAT’s international operations (out of Israel). This source of revenue is subject to various risks, including:

• Governmental embargoes or foreign trade restrictions;
• Changes in U.S. and foreign governmental regulations;
• Changes in foreign exchange rates;
• Tariffs;
• Other trade barriers;
• Political, economic and social instability; and

•      Difficulties collecting accounts receivable. For example, on February 25, 2016, Republic Airways Holdings Inc., a customer of Piedmont, announced that it and certain of its subsidiaries have filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. The Company and Piedmont are currently assessing the implications of Republic's voluntary petition for bankruptcy on the maintenance support agreement with Republic. As of the date hereof, there are outstanding receivables from Republic of several hundred thousand U.S. dollars.

Accordingly, TAT and its subsidiaries may encounter significant difficulties in connection with the sale of their products in international markets.

TAT may engage in future acquisitions that could dilute TAT’s shareholders’ equity and harm TAT’s business, results of operations and financial condition.

TAT has pursued, and will continue to pursue, growth opportunities through internal development and acquisition of complementary businesses, products and technologies. In October 2015, TAT completed the acquisition of Turbochrome Ltd. for approximately $3.5 million. In addition, TAT may pay an earn-out, capped at $2 million, in the event that Turbochrome meets certain annual revenue targets in 2015 and 2016.

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

Our strategic partnerships and relationships carry inherent business risks.

We may participate in strategic partnerships and joint ventures in a number of countries. For example, on November 25, 2015, the company signed a joint venture agreement with Engineering Holding of Moscow, Russia, or Engineering, to establish a new facility for the provision of services with respect to heat transfer products and services. The new company, TAT-Engineering LLC, will be based in Novosibirsk’s Tolmachevo airport.

Our actions with respect to these affiliated companies may be restricted to some degree by shareholders agreements entered into with our strategic partners. Our business, financial condition, results of operations and prospects may be materially harmed if disagreements develop with our partners. Our ability to withdraw funds and dividends from these entities may depend on the consent of partners. If one of our strategic partners becomes subject to investigation, sanctions or liability, TAT might be adversely affected. Furthermore, strategic partnerships in emerging markets are accompanied by risks inherent to those markets, such as an increased possibility of a partner defaulting on obligations, or losing a partner with important insights in that region. Strategic partnerships in emerging markets are subject to greater risks than strategic partnerships in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in currencies. The value of the Russian currency, for example, has declined significantly in response to political and economic issues since December 31, 2013, and may continue to decline. The significant depreciation of the Russian ruble against the U.S. dollar may negatively impact our results of operations related to the joint venture in Russia.

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

TAT’s success will depend largely on its continued reliance on the experience and expertise of its senior management. Any of the senior managers of TAT may terminate his or her employment with TAT and seek employment with others who may seek his or her expertise. The loss of the expertise of senior management of TAT through death, disability or termination of employment would have a material and adverse effect on TAT’s business, financial condition and results of operations. TAT is not the beneficiary of life or disability insurance covering any of the executives, key employees or other personnel of TAT. At the end of April 2016 Itsik Maaravi will step down from his position as TAT's CEO and will be replaced by Igal Zamir.

TAT depends on its manufacturing and MRO facilities and any material damage to these facilities may adversely impact TAT’s operations.

TAT believes that its results of operations will be dependent in large part upon its ability to manufacture and deliver OEM products and to provide MRO services promptly upon receipt of orders and to provide prompt and efficient service to its customers. As a result, any material disruption of TAT’s day-to-day operations could have a material adverse effect on its business, customer relations and profitability. TAT relies on its Gedera and Kiryat Gat, Israel, Kernersville and Winston-Salem, North Carolina and Tulsa, Oklahoma facilities for the production of its OEM products and provision of its MRO services. A war, fire, flood, earthquake or other disaster or condition that significantly damaged or destroyed any of these facilities would have a material adverse effect on the operations of TAT.

TAT uses equipment that is not easily repaired or replaced, and therefore material equipment failures could cause TAT or its subsidiaries to be unable to meet quality or delivery expectations of its customers.

Many of the service and manufacturing processes of TAT are dependent on equipment that is not easily repaired or replaced. As a result, unexpected equipment failures could result in production delays or the manufacture of defective products. The ability of TAT to meet the expectations of its customers with respect to on-time delivery of repaired components or quality OEM products is critical. The failure by TAT to meet the quality or delivery expectations of its customers could lead to the loss of one or more of its significant customers.

TAT may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on TAT and TAT’s executives and directors. TAT’s efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and TAT expects these efforts to require the continued commitment of significant resources. TAT may identify material weaknesses or significant deficiencies in its assessments of its internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on TAT’s operating results, investor confidence in TAT’s reported financial information and the market price of TAT’s ordinary shares. Our independent registered public accounting firm is not required to and has not performed an audit of our internal control over financial reporting as of December 31, 2015.

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

If any of our products are defective, we could be required to redesign or recall those products or pay substantial damages or warranty claims. Such an event could result in significant expenses, disrupt sales and affect our reputation and that of our products. There can be no assurance that TAT will not experience any material product liability losses in the future, that it will not incur significant costs to defend such claims, that, although TAT maintains a product liability insurance policy, its insurance coverage will be adequate if claims were to arise or that it would be able to maintain insurance coverage in the future at an acceptable cost. A successful claim brought against TAT or its subsidiaries in excess of its available insurance coverage may have a material adverse effect on TAT’s business.

In addition, contractual disputes over warranties can arise in the ordinary course of business. TAT may be subject to requests for cost sharing or pricing adjustments from its customers as a part of its commercial relationships with them, even though they have agreed to bear these risks.

The activity in Israel of TAT may be adversely affected by a change in the exchange rate of the NIS against the dollar. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on TAT’s profitability and period to period comparisons of TAT’s results.

TAT’s financial statements are stated in dollars, while a portion of the expenses in Israel of TAT, primarily labor expenses, are incurred in NIS and a portion of TAT’s revenues are quoted in NIS and in Euro. Additionally, certain assets, as well as a portion of TAT’s liabilities, are denominated by NIS. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on TAT’s profitability and period to period comparisons of TAT’s results. TAT’s results may be adversely affected by the devaluation of the NIS in relation to the dollar (or if such devaluation is on lagging basis), if TAT’s revenues in NIS are higher than TAT’s expenses in NIS and/or the amount of TAT’s assets in NIS are higher than TAT’s liabilities in NIS. Alternatively, TAT’s results may be adversely affected by an appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if the amount of TAT’s expenses in NIS are higher than the amount of TAT’s revenues in NIS and/or the amount of TAT’s liabilities in NIS are higher than TAT’s assets in NIS. From time to time, we enter into hedging transactions to attempt to limit the impact of foreign currency fluctuations. However, the protection provided by such hedging transactions may be partial and leave certain exchange rate-related losses and risks uncovered. Therefore, our business and profitability may be harmed by such exchange rate fluctuations.

Risk Factors Related to Our Ordinary Shares

TAT’s share price has been volatile in the past and may decline in the future.

TAT’s ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as the following, some of which are beyond TAT’s control:

•	Quarterly variations in TAT’s operating results;
•	Operating results that vary from the expectations of securities analysts and investors;
•	Changes in expectations as to TAT’s future financial performance, including financial estimates by securities analysts and investors;
•	Announcements of technological innovations or new products by TAT or TAT’s competitors;
•	Announcements by TAT or TAT’s competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	Announcements by third parties of significant claims or proceedings against us;
•	Additions or departures of key personnel
•	Future sales of TAT’s ordinary shares;
•	De-listing of TAT’s shares from the NASDAQ Global Market and/or from the Tel Aviv Stock Exchange;
•	Stock market price and volume fluctuation; and
•	Legal proceedings against TAT’s controlling shareholders

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

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on TAT’s operations and business. In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as an escalation in terrorist attacks since October 2015 and extensive hostilities along Israel’s border with the Gaza Strip such as the missiles fired from the Gaza Strip into Israel during July-August 2014. Ongoing violence between Israel and the Palestinians as well as tension between Israel and its Arab neighbors and Iran may have a material adverse effect on TAT’s business, financial conditions and results of operations.

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

TAT is a provider of a variety of services and products to the commercial and military aerospace and defense industries through its Gedera facility, as well as through its subsidiaries, Limco and Piedmont in the U.S (Limco and Piedmont are held by TAT through Limco-Piedmont Inc. (“Limco-Piedmont”)) and Turbochrome Ltd. in Kiryat Gat, Israel.

In 1993, TAT acquired Limco air repair, INC (“Limco”). Limco provides heat transfer services and products to the aerospace industry. Limco’s Federal Aviation Administration, or FAA, certified repair station (located in Oklahoma) provides MRO services for airlines, air cargo carriers, maintenance service centers and the military, especially for heat transfer products. In addition to its MRO services, Limco is an OEM of heat transfer solutions for aircraft and system manufacturers and other selected related products.

In 2005, Limco acquired Piedmont Aviation Component Services, LLC (“Piedmont”), a company certified by the FAA to perform maintenance, repair and overhaul services of APUs and landing gears. Piedmont’s  FAA - certified repair station (located in North Carolina) provides MRO services for airlines, air cargo carriers, maintenance service centers and the military, especially for landing gear and auxiliary power units (APU).

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

Following a series of transactions occurring between March 2008 and March 2009, TAT acquired 70% control of Bental Industries Ltd. In February 2014, TAT sold its entire interest in Bental Industries Ltd to Bental Investments Agshah Ltd. for an aggregate consideration of $5 million.

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

In October 2015, TAT acquired Turbochrome Ltd. (“Turbochrome”), a company certified by the FAA and EASA to perform overhaul and coating of jet engine components, including turbine vanes and blades and fan blades.

In November 2015, TAT entered into an agreement with Engineering Holding of Moscow, Russia, to establish a new maintenance facility for heat exchangers in Russia. The new company, TAT-Engineering LLC, is based in Novosibirsk’s Tolmachevo airport. TAT - Engineering LLC shall provide services of minor repair, overhaul and recore for heat transfer products. According to the joint venture agreement, TAT owns 51% of TAT-Engineering's  shares and the remaining 49% are held by Engineering Holding of Moscow.

A.           Business Overview

Overview

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments:  (i) original equipment manufacturing or “OEM” of heat transfer solutions and aviation components (ii) heat transfer services and products (iii) maintenance, repair and overhaul or “MRO” services for aviation components, especially in the area of landing gear and auxiliary power units (APU), and (iv) overhaul and coating of jet engine components.

TAT’s activities in the area of OEM of heat transfer solutions and aviation components primarily include the design, development and manufacture of (i) broad range of heat transfer products, such as pre-coolers heat exchangers and oil/fuel hydraulic  heat exchangers, used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft and ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of heat transfer services and products include the maintenance, repair and overhaul of heat transfer equipment and to a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the maintenance, repair and overhaul of auxiliary power units (APUs), landing gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of jet engine overhaul includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

OEM of Heat Transfer Solutions and Aviation Component

TAT is an OEM of Heat Transfer Solutions and Aviation Components to the aerospace and defense industries, primarily through its Gedera facility. The main OEM activity of Gedera is the design and manufacture of a comprehensive line of heat exchangers and cold plates, or heat transfer products. Heat transfer products facilitate removal and dissipation of heat generated during the operation of mechanical and electronic systems. Gedera’s heat transfer products are generally integrated into complete cooling systems. Using Gedera’s technological expertise, Gedera designs each of its heat transfer products to meet the specific space, power, performance and other needs of its customers. Gedera’s heat transfer products are marketed worldwide for applications in commercial and military aircraft and electronic systems, the primary users of such equipment. Gedera’s customers include Liebherr-Aerospace Toulouse S.A., or Liebherr, Boeing Aircraft Company, or Boeing, Israel Aerospace Industries, or IAI, Cessna Aircraft Company, or Cessna, Pilatus Aircraft Ltd, or Pilatus, Embraer Empresa Brasileira de Aeronáutica S.A., or Embraer, Eaton Aerospace LLC, or Eaton, Parker Hannifin Corporation, or Parker, as well as the United States Air Force, United States Army, and Navy. Such supply contracts are generally long term engagements that may have terms of ten years or more.

As part of its OEM activities, Gedera is also engaged in the design, development and manufacture of complete cooling systems. This product line principally includes cooling systems for electronic systems (used in airborne military platforms) and ground cooling systems (used in military facilities, tents, vehicles and other military applications).

In addition, Gedera designs, develops and manufactures aviation and flow control accessories. These accessories include components, such as valves and pumps. Customers for Gedera’s aviation accessories include Lockheed-Martin Corp, Continental Motors, the Israeli Air Force, IAI, Elbit Systems, or Elbit, Rafael Advanced Defense Systems, or Rafael, as well as the United States Air Force and Navy.

Gedera also provides limited MRO services for military customers, mainly for aviation accessories as well as for certain heat transfer products. Gedera currently overhauls emergency power units, hydrazine tanks, jet fuel starters, cooling turbines and various valves for the F-16 aircraft. In addition, Gedera overhauls anti-icing valves and starters for the Blackhawk and Apache helicopters. The customers for Gedera’s MRO services include the Israel Air Force, IAI, various NATO countries, as well as the United States Air Force, United States Army and Navy.

Gedera relies on highly qualified personnel and strong engineering, development and manufacturing capabilities that enable it to support its customers from the early program development phase to prototype delivery.

TAT estimates the size of the markets in which Gedera operates to be significant based on the scope of development projects and purchasing processes of its customers. Many of the projects Gedera is engaged in are lengthy and complex, which account for its long term supplier relationships and the customer loyalty it enjoys. TAT plans to expand its Gedera operations in the OEM segment, among other things, by transitioning from components manufacture to complete systems/sub systems manufacture, and by targeting strategic territories with high commercial potential.

Heat Transfer Services and Products

Through its subsidiary, Limco, TAT provides services and products to the aerospace industry in the field of heat transfer. Limco’s FAA certified repair station provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. Limco is also certified by the European Aviation Safety Agency (EASA), the Civil Aviation Administration of Thailand (DCA), the Civil Aviation Administration of Indonesia (DGCA), the Civil Aviation Administration of Brazil (ANAC) and recently by the Civil Aviation Administration of China (CAAC). Limco has also recently achieved NADCAP certification for non-destructive testing. Limco specializes in MRO services for components of aircraft, such as heat transfer products and ozone converters. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft heat exchangers typically require MRO services, including repairs and installation of replacement units, after three to five years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period. Limco’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Limco’s customers include major US domestic and international airlines, air cargo carriers, maintenance service centers, OEMs such as commercial and military aircraft manufacturers and defense contractors, and the U.S. government (Army, Air Force, Navy and Coast Guard). Such customers typically enter into MRO contracts with Limco which are generally long term engagements that may have terms of one to five years or more.

Limco is recognized by leading OEMs of aerospace products to provide MRO services for their systems. For example, Limco is a well-recognized UTC Aerospace Systems )Hamilton Sundstrand) repair center, providing MRO services for many of its heat transfer products. Limco’s repair station is certified by the FAA and EASA
.
In addition to its MRO services, Limco also manufactures heat transfer products used in commercial, regional, business and military aviation platforms, on an OEM basis. Customers for Limco’s heat transfer products include the U.S. Army, U.S. Air Force, Navy, Raytheon, Boeing, Bell Helicopter, Vought Aircraft, Enstrom Helicopter, Cobham, Lockheed Martin, Northrop Grumman and Gulfstream.

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

MRO Services for Aviation Components

Through its subsidiary, Piedmont Aviation, TAT provides MRO services for aviation components to the aerospace industry. Piedmont’s FAA and EASA certified repair station provides aircraft component MRO services for commercial airlines, air cargo carriers, maintenance service providers and to government and military operators worldwide. Piedmont specializes in MRO services for components of aircraft, including Auxiliary Power Units (APUs) and landing gears. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft components typically require MRO services, including repairs and installation of replacement units, after three to ten years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years. Warranty claims are generally the responsibility of the OEM during the warranty period.  Piedmont’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Piedmont’s customers include domestic and international airlines, air cargo carriers and maintenance service providers. Such customers typically enter into MRO contracts with Piedmont which are generally long term engagements that may have terms of one to ten years or more.

Piedmont is licensed by Honeywell as an authorized repair center, to provide MRO services for several of its APU models. Piedmont has excellent working relationships with the major landing gear manufacturers as well.

Piedmont relies on highly qualified personnel with strong manufacturing, engineering and development capabilities that enable it to provide excellent MRO services.

TAT estimates the size of the markets in which Piedmont operates to be significant based on the number of aircraft requiring MRO services provided by Piedmont. TAT plans to expand its Piedmont operations in the MRO segment, by using Piedmont’s experience and reputation to develop MRO capabilities for additional types of APU and landing gear applications as well as other aircraft systems/components with significant commercial potential and by offering additional supplementary services such as machining, plating and grinding, or MPG.

The extensive experience of Piedmont Aviation in the repair and overhaul of APU and landing systems includes a comprehensive involvement in the industry supply chain. In addition to the MRO services provided by Piedmont, the company is active worldwide in the exchange, lease and individual component parts supply of its APU and landing gear products. Through its own network of industry partners and through well-known aerospace parts distributors, Piedmont’s activity in the sale of parts is a robust element of the overall enterprise.

Overhaul and Coating of Jet Engine Components

Through its subsidiary, Turbochrome, TAT provides MRO services for jet engine components to the aerospace industry. Turbochrome’s FAA and EASA certified repair station provides its services mainly to maintenance service centers, airlines and the military. Turbochrome specializes in MRO services for engine components such as turbine vanes and blades, compressor vanes and blades, fan blades and after burner flaps. Generally, manufacturer specifications, government regulations and military maintenance regimens require that engine components undergo MRO servicing at regular intervals or as necessary. Commercial engine components typically require MRO services after three to five years of service or sooner if required. Engine manufacturers typically provide warranties on new engines and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period.  Turbochrome’s business opportunity usually begins upon the conclusion of the warranty period for these components. Turbochrome’s customers include domestic and international airlines, maintenance service centers and the military.

Turbochrome also specializes in the manufactured of coating powders for pack cementation aluminide coatings and masking materials to prevent coating in defined areas. These materials are used in the aviation industry. Turbochrome provides such materials to OEMs and to maintenance service centers.

Turbochrome relies on highly qualified personnel with strong repair, engineering and development capabilities that enable it to provide excellent MRO services.

TAT estimates the size of the markets in which Turbochrome operates to be significant based on the number of jet engines requiring MRO services provided by Turbochrome. Turbochrome plans to expand its operations in the MRO segment by using Turbochrome’s experience and reputation to develop MRO capabilities for additional types of jet engine components with significant commercial potential.

Business Strategy

TAT’s principal strategy is as follows:

•
Enhancing OEM Capabilities — TAT’s goal through Gedera and Limco is to capitalize on its technical expertise, experience and reputation in the markets of heat transfer solutions to expand the scope of its OEM offerings for the commercial and defense industries. TAT also intends to continue the transition from the development and manufacture of single components to the development and manufacture of complete systems.

•
Expand the scope of MRO services - TAT’s goal is to use its technical expertise, engineering resources and facilities to provide MRO services for additional types of aircraft and additional aircraft systems, subsystems and components and intends to develop the required technical expertise to provide these additional MRO services.

•
Increasing Market Share — TAT plans to continue its aggressive marketing efforts for new customers as well as to expand its activities with its flagship customers. As part of TAT’s efforts to achieve greater penetration in international markets, TAT intends to expand its marketing presence in existing territories, like the U.S. and Western Europe and new territories, where TAT currently has a smaller business volume, such as Eastern Europe, South America and Asia.

•
Effective synergy among group members — TAT plans to enhance the synergies between its various businesses by, among other things, using Gedera’s OEM design capabilities to provide Limco enhanced capabilities to repair heat transfer products, enabling Limco to compete more effectively in the industry and by supplying to Limco heat transfer components which should enable Limco to reduce prices on its MRO services.

•
Organic growth and M&A — In addition to growing the existing businesses of Gedera and Limco, TAT also believes that additional acquisition opportunities exist that will complement its OEM and MRO businesses. In October 2015, TAT acquired the entire share capital of Turbochrome Ltd., which provides MRO services for jet engine components. TAT will continue to pursue targeted complementary business acquisitions, which will broaden the scope and depth of its OEM and MRO operations and increase its market share.

Products and Services

OEM of Heat Transfer Solutions and Aviation Components

Through its Gedera facility, TAT manufactures a wide range of heat transfer products used onboard aircraft, air conditioning systems, environmental control systems and cooling systems for electronics for military use. These products/systems are manufactured in compliance with all of the stringent quality assurance standards that apply to the manufacture of aircraft parts. Gedera’s quality system complies with ISO 9001, AS9100, Boeing quality systems approval D6-82479 and FAR 21.303 (the FAA standard for Parts Manufacturer Approval).

Heat Transfer Products

Gedera manufactures a wide range of heat transfer products. Gedera specializes in the design and manufacture of highly efficient, compact and reliable heat transfer products that are designed to meet stringent constraints such as size, weight and environmental conditions. Heat transfer products, such as heat exchangers and cold plates, are integral components of a wide variety of environmental control, mechanical and engine systems, as well as a wide range of electronic systems. These systems generate heat during operation that must be removed and dissipated. Heat transfer products facilitate the exchange of heat created through the operation of these systems by transmitting the heat from a hot medium (air, oil or other fluids) to a cold medium for disposal.

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

Gedera’s principal heat transfer products include heat exchangers and cold plates. Typically, air-to-air heat exchangers cool a jet engine’s bleed air which, when cooled, is then used in the aircraft’s air conditioning, pressurization and pneumatic systems. The liquid-to-air heat exchangers cool liquids such as engine oil, hydraulic oil and others used in other systems.

Gedera provides a one stop shop for all of the different types of heat transfer products. Gedera’s heat exchangers are generally sold for between $2,000 and $40,000 per unit. A significant portion of Gedera’s heat transfer products are sold to customers in connection with the original manufacture or retrofitting of particular aircraft equipment. Gedera generally enters into long-term supply contracts with its customers, which require Gedera to supply heat transfer products as part of a larger project.

Gedera also manufactures other heat transfer equipment, such as cooling chassis, heat sinks and cold walls (which may be air-to-air, liquid-to-air or liquid-to-liquid), to control and dispose heat emitted by the operation of various electronic systems. Such products are currently utilized mainly in radar systems, avionics, electronic warfare systems and various pods for targeting, navigation and night vision.

Gedera’s customers for heat transfer products/systems include: Liebherr, Boeing, IAI, Cessna, Bell Helicopter, Raytheon Aircraft Company, as well as the United States Air Force and Navy. As a result of the specialized nature of the systems in which Gedera’s parts are included, spare and replacement parts for the original heat transfer products/systems are usually provided by Gedera.

Aviation and Flow Control Accessories

Gedera is also engaged in the design, development and manufacture of aviation and flow control accessories. These accessories include components such as valves and pumps. Gedera’s customers for the design, development and manufacture of aviation and flow control accessories include Lockheed-Martin, Boeing, Continental, the Israel Air Force, IAI, Rafael as well as the U.S. Air Force and Navy.

Cooling and Air-Conditioning Systems

Gedera is also engaged in the design, development and manufacture of complete environmental control systems and cooling systems. This product line includes ground cooling systems used in military facilities, tents, vehicles and other military applications. It also includes Vapor Cycle air conditioning systems (or ECS — Environmental Cooling Systems) used in light aircraft. Gedera offers mobile cooling and air conditioning solutions for military applications such as mobile command and control units, command and control vehicles, armored vehicles, mobile broadcast units, mobile hospitals, etc. In addition, Gedera designs, develops and manufactures power electronics cooling systems based on customer specifications, while providing a complete engineering solution in compliance with strict civil aviation standards. Gedera’s systems are used in Israel and abroad and are tested under strict standards.

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

Piedmont specializes in the repair and overhaul of APUs and landing gear. APUs are relatively small, self-contained generators used to start jet engines, usually with compressed air, and to provide electricity, hydraulic pressure and air conditioning while an aircraft is on the ground. In many aircraft, an APU can also provide electrical power during in-flight emergency situations. Landing gears are the structure that support an aircraft on the ground and allow it to taxi, takeoff and land.

 Piedmont performs MRO services at its repair station in North Carolina, which is licensed by the FAA and EASA and also certified to AS9001 standards. Piedmont specializes in providing comprehensive repair and overhaul services for APU models manufactured by both Honeywell and Hamilton Sundstrand. In addition, Piedmont provides full repair, overhaul, machining, plating and grinding services for landing gear systems for commercial and military aircraft. The company has a rich history in providing landing gear MRO services for regional airliners, including aircraft manufactured by Bombardier (CRJ 100/200/Dash8), the French-Italian ATR (42/72), and the Brazilian Embraer (E170/E190).

OEM Authorizations and Licenses

Limco believes that establishing and maintaining relationships with OEMs of aircraft systems and components is an important factor in achieving sustainable success as an independent MRO service provider. OEMs grant participants in the overhaul and repair services market authorization to perform repair and overhaul services on their behalf. OEMs maintain tight controls over their authorized MRO service providers, in order to maintain high quality of service to their customers, and generally grant very few authorizations. Obtaining OEM authorizations requires sophisticated technological capabilities, experience-based industry knowledge and substantial capital investment. Limco believes that service providers that have received OEM authorization gain a competitive advantage because they typically receive discounts on parts, technical information and OEM warranty support. Limco is an independent MRO service provider that is a well-recognized repair center of UTC Aerospace Systems (Hamilton Sundstrand), one of the largest heat transfer equipment manufacturers of heat transfer equipment in North America.

OEM Capabilities

In addition to its MRO services, Limco also acts as an OEM manufacturer of heat transfer products used mainly in military aircraft and also in commercial, regional and business aircraft. Limco specializes in the design and manufacturing of highly efficient heat transfer components, which are designed to meet stringent constraints such as size, weight and applicable environmental conditions. These units include heat exchangers, oil coolers, precoolers, reheaters, condensers, fuel heaters and evaporators.

Limco also manufactures demineralizer systems for U.S. naval vessels including ships and nuclear submarines. Limco currently offers approximately 80 OEM parts to the aerospace industry. These parts are manufactured in compliance with the stringent quality assurance standards that apply to the manufacture of aircraft parts.

Limco’s quality systems are ISO9001, AS9110, AS9100 and NADCAP for non-destructive testing certified and FAR 21.303 (the FAA standard for Parts Manufacturer Approval).

MRO Services for Aviation Components

Through its Piedmont subsidiary in the U.S., TAT provides MRO services for aviation components, APUs and landing gear. As previously mentioned, the demand for MRO services is driven by the size and age of the aircraft fleet, aircraft utilization and regulations by the FAA and other governmental authorities.

Due to increased maintenance costs of their aging fleets many carriers are seeking ways to reduce costs, minimize down-time, increase aircraft reliability and extend time between overhauls. One of the ways they are accomplishing these goals is through the outsourcing of more of their maintenance and support functions to reliable third parties. Piedmont also believes that commercial carriers who have made the decision to outsource their MRO requirements are searching for MRO service providers with a wide-range of service capabilities. These MRO service providers allow the carriers to concentrate their outsourcing of MRO services to a select group of third party providers. The global military aircraft fleet also presents similar opportunities for MRO service providers. Piedmont believes that an aging military fleet and the increased use of upgrade programs aimed at extending the useful life of aircraft will provide continued MRO growth opportunities.

Piedmont specializes in the repair and overhaul of APUs and landing gear. APUs are relatively small, self-contained generators used to start jet engines, usually with compressed air, and to provide electricity, hydraulic pressure and air conditioning while an aircraft is on the ground. In many aircraft, an APU can also provide electrical power during in-flight emergency situations. Landing gears are the structure that support an aircraft on the ground and allow it to taxi, takeoff and land.

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

Customers

General

TAT targets both the commercial and defense markets for aviation and ground applications. Our customers include commercial manufacturers of military equipment, commercial airlines, aircraft manufacturers, military forces, defense industries, and other manufacturers of electronic systems, aviation units and machinery in the U.S., Europe, Asia, South America and Israel. During 2015 TAT had revenues generated by more than 500 customers worldwide.

Major Customers

OEM Customers

TAT, primarily through its Gedera facility, sells its OEM products and systems to commercial and military aircraft manufacturers and defense contractors and to the U.S. and Israeli governments.

Partial lists of OEM customers are set in the following table:

Aircraft manufacturers	Boeing Aircraft Company, Cessna Aircraft Company, Pilatus Aircraft Ltd., Embraer, Lockheed Martin.
System manufacturers/integrators and Defense Contractors	Liebherr-Aerospace, Thales, Honeywell International, Rafael, Elbit, IAI, Lockheed, EADS, Eaton Aerospace, Parker Hannifin Corporation, Raytheon.

The development projects and purchasing processes of many of TAT’s OEM customers are lengthy and complex and accordingly, with some customers,  TAT enters into frame agreements that determine certain legal conditions, but under which the customer is not obligated to purchase any quantity of products.  Typically, customers issue purchase orders with the required supply quantity, price, lead times and other related terms.

MRO Customers

TAT services MRO customers primarily through Limco, Piedmont and Turbochrome, including major U.S. domestic and international airlines, air cargo carriers, maintenance service centers, the U.S. military and navy and other military air forces.

TAT’s partial list of MRO customers is set forth in the following table:

Domestic and International Airlines and Air Cargo carriers
Singapore Airlines, Air France-KLM, SAS, Swiss, EL AL, Delta, United, US Airways, Air Canada Jazz, Republic Airways, Expressjet, DHL, Austrian Airlines, TAM, Saudia, Interjet, Thai, Korean Air, Air India, FedEx, Swiftair, Aerothrust, Summit Aviation, Haeco Americas, Jet Engine Technologies, Turbine Engine Solution, Turbine Engine Center and Cargolux.

Maintenance Service Centers	Fokker, Honeywell International, Kellstrom Commercial, Aerokool, Lufthansa Technik, UTAS-Hamilton Sundstrand, SR Technics, Evergreen Aviation Component Services, Gulfstream, Bell Helicopters,.
Government and Air forces	U.S. Army, Air Force and Navy; Israeli Air force; Belgium Air Force, Polish Air Force, Portuguese Air Force

Military Contracts

Sales to the U.S. and Israeli governments accounted for approximately 4.9% and 0.6% of TAT’s revenues for the year ended December 31, 2015, approximately 6.4% and 0.4% of its revenues for the year ended December 31, 2014 and approximately 3.6% and 0.6% of its revenues for the year ended December 31, 2013, respectively.

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

The vast majority of the governmental contracts to which TAT is party to are fixed-price contracts, some of which contain fixed price escalation mechanism. Under these contracts TAT agrees to perform specific work for a fixed price and, accordingly, realizes the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. The allowable government contract costs and fees of TAT are subject to audit and may result in non-reimbursement of some contract costs and fees. While governments reserve the right to conduct further audits, audits conducted for periods through fiscal year 2015 have resulted in no material cost recovery disallowances for TAT.

The eligibility of TAT to perform under its government contracts requires TAT to maintain adequate security measures. TAT has implemented security procedures that it believes adequately satisfies the requirements of its current government contracts.

Backlog

Our backlog includes the following: (i) actual purchase orders, and (ii) our maximal estimated sales that we expect to generate from long-term agreements for which we do not have actual purchase orders. It should be noted that in these long-term agreements there is no legal obligation from the customer to purchase our products or services, yet typically none of our customers would sign such agreement unless there is a specific business opportunity.

As of December 31, 2015, we had outstanding purchase orders representing an aggregate amount of $42 million, and sales that we expect to generate from long-term agreements (the longest of which is until 2030), for which we haven’t received yet actual purchase orders in an aggregate amount of $184 million. Backlog information may not necessarily represent an indication of future sales.

Product and Service Warranties

TAT provides warranties for its products and services ranging from one to three years, which vary with respect to each contract and in accordance with the nature of each specific product. To date, TAT’s warranty costs have not been substantial. As of December 31, 2015, the combined warranty reserve for TAT was $324 thousand.

Competitive Environment

OEM of Heat Transfer Solutions, Aviation Components and Heat Transfer Products

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

The major competitors of TAT in the area of OEM of Heat Transfer Solutions, Aviation Components and Heat Transfer Products include manufacturers in the U.S. such as Honeywell, Hughes-Treitler division of Ametek Inc., Lytron Inc., Kintex, Niagra Thermal, UTC Aerospace Systems (Hamilton Sundstrand), Stewart Warner South Wind Corp., and Triumph Thermal Systems, manufacturers based in Europe such as I.M.I. Marston Ltd., Serck Aviation, Secan, BEHR and manufacturers based in Asia such as Sumitomo Precision Products from Japan. Such competitors may enjoy competitive advantages over Gedera, such as:

• The ability to independently offer systems in addition to components;

• Greater access to capital;

• Stronger relationships with customers and suppliers;

• Better name recognition;

• Access to superior technology and marketing resources; and

• The ability to adapt more quickly to changes in customer requirements and industry conditions or trends.

Heat Transfer Services

The market for maintenance, repair and overhaul (MRO) services in the field of heat transfer is highly competitive. Competition in this market is based on quality, price, and the ability to provide a broad range of services and to perform repairs and overhauls rapidly. TAT’s global competitors in services in the field of heat transfer can be divided into two main groups:

•
Service Divisions of OEMs – generally, each OEM of products in the heat management solutions segment has the necessary capabilities to provide MRO services for products it designs and manufactures throughout their lifetime – commencing on the initial production period and through the after-market period. These service divisions of OEMs may also acquire capabilities to service other OEM’s products to further expand their MRO services.

•
Service Centers – which provide MRO services for a broad range of components and systems. These Service Centers can be either the in-house maintenance services of commercial airlines or other independent service providers.

Accordingly, in the areas of OEM operations, manufacturers of components can compete with manufacturers of complete systems.  Such OEM manufacturers can also compete for the provision of MRO services with other providers of MRO services.

For heat transfer MRO services, TAT’s major competitors are the Triumph Accessory Services, Drake Air- Ametek, Honeywell-LORI, American Cooler Service, Elite Aerospace, Hamilton Malaysia, Lufthansa Technik and SECAN.

A number of Limco’s competitors have inherent competitive advantages. For example, Limco competes with the service divisions of large OEMs who in some cases have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. Limco also competes with the in-house service divisions of large commercial airlines and there is a strong incentive for an airline to fully utilize the services of its maintenance employees and facilities. Further, Limco’s competitors may have additional competitive advantages, such as:

•	OEM name recognition;

•	Ability to bundle heat transfer and other aircraft components;

•	Lower cost structure;

•	Regional support near customers’ location; and

•	Access to marketing resources.

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

Overhaul and Coating of Jet Engine Components

The market for MRO services, in which Turbochrome operates, is highly competitive. Competition in this market is based on quality, price, level of service and turnaround time. Turbochrome’s primary MRO services competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers. With respect to Fan Blades, Turbochrome's major competitors are Snecma, General Electric, GKN and PAS. With respect to JT8D, Turbochrome's major competitors are Chromalloy Southwest and MCT Japan. With respect to materials, Turbochrome's major competitor is APV Coatings.

A number of Turbochrome’s competitors have inherent competitive advantages. For example, Turbochrome competes with the service divisions of large OEMs who in some cases have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. Turbochrome also competes with the in-house service divisions of large commercial airlines and there is a strong incentive for an airline to fully utilize the services of its maintenance employees and facilities. Further, Turbochrome’s competitors may have additional competitive advantages, such as:

• The ability to adapt more quickly to changes in customer requirements and industry conditions or trends;

• Strong relationship with the OEM's

• Greater access to capital;

• Stronger relationships with customers and suppliers;

• Better name recognition; and

• Access to superior technology and marketing resources.

Competitive Strengths

We believe that TAT’s success can be attributed to several critical factors, including the following:

• Active efforts to preserve its customer base in existing projects, while actively making efforts tobroaden and increase its engagements with such clients.

•
Conducting marketing activities aiming at penetrating new geographical markets and obtaining newcustomers, while taking advantage of the unique knowledge and expertise that TAT and its subsidiaries gained in various areas.

• Entering into additional related operating segments that will enable TAT and its subsidiaries to fulfill their growth potential.

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

•
Enhancing its engineering capabilities in order to support customer needs related to new projects and in order to certify MRO services that differ from processes previously approved by the FAA, EASA or other regulatory authorities. This will allow shortening the long and complex approval process, streamlining the design and certification process and reducing costs.

•	Constant search for new technologies and manufacturing techniques in the heat management solutions line.

•	Innovations and improvements aiming at enhancing the quality and performance of existing products of TAT and its subsidiaries.

•	Cutting delivery times and reducing costs.

•	Entrepreneurship and innovation in the development of new products in an effort to become a market leader and to enter into long term platforms.

Engineering and Manufacturing

As of December 31, 2015, TAT had 549 employees engaged in manufacturing, repair, testing of products and engineering (out of a total of 623 employees). TAT believes that its engineering staff provides it with the ability to support its customers with innovative and efficient products while maintaining short product development cycles, high quality design and competitive pricing.

Gedera’s engineering staff has an extensive knowledge and experience in designing Heat Transfer Products. The lead engineer for each product is in charge of all changes to the product.

In general, Gedera has manufacturing capabilities for most of the Heat Transfer Components. Gedera manufactures the necessary tools, fixtures, test equipment and special jigs which are required to manufacture, assemble and test these products. Gedera developed proprietary design and analysis techniques which assist in the mechanical and thermal design of its products. All of Gedera’s products are inspected and tested by trained inspectors using highly sophisticated test equipment in accordance with its customer requirements.

Limco’s engineering department enhances its ability to provide its customers with high-end top quality MRO services, supports the development of MRO services for new products with commercial potential and supports its OEM activity. Limco’s engineering department employs several certified mechanical and aerospace engineers. Limco’s multi-disciplinary team of engineers specializes, among others, in heat transfer components and supports all processes of thermal and structural analysis, mechanical and metallurgical research and development for manufacturing design. Limco’s engineers have direct experience with aerospace component repair and obtaining supplemental type certificates from the FAA. Limco’s engineering department supports the development of new capabilities with repairs that extend beyond the limits of the component maintenance manual and utilizes Designated Engineering Representatives (DER) to obtain the necessary FAA approvals.

Piedmont’s engineering department employs experienced mechanical and aerospace engineers with repair station and manufacturing experience in both engineering and quality. Piedmont also has an FAA certified Designated Engineering Representative (DER) on staff with delegations in Powerplant (APUs) & Mechanical Systems and with special delegation to manage and approve Repair Specifications.  Besides developing quality major repairs, Piedmont’s engineers have experience in obtaining Supplemental Type Certificates and Parts Manufacturer Approvals while working directly with the FAA Aircraft Certification Office. The Piedmont engineering team is dedicated to providing its worldwide customers with safe, reliable and economical solutions in the repair of APU, landing gear, line replaceable units and associated equipment.

Turbochrome’s engineering department enhances its ability to provide its customers with high-end top quality MRO services. Turbochrome’s engineering department employs several certified mechanical and metallurgical engineers. Turbochrome’s multi-disciplinary team of engineers specializes, among other things, in heat transfer components and supports all processes of thermal and structural analysis and mechanical and metallurgical research and development. Turbochrome’s engineers have substantial experience with aerospace component repair and with obtaining DER and DOA certificates from the FAA and EASA.

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

Source and Availability of Raw Materials and Spare Parts

TAT and its subsidiaries acquire most of the components for the manufacture of their products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States. Certain of these suppliers are currently the sole source of one or more components upon which TAT and its subsidiaries are dependent. Since many of TAT's and its subsidiaries’ purchases require long lead-times, a delay in the supply of an item can significantly delay the delivery of a product. Generally, TAT and its subsidiaries have not experienced difficulty in obtaining timely deliveries of necessary components. The raw materials used in manufacturing programs are generally readily available metals and alloys. TAT and its subsidiaries have not had any difficulty in obtaining such materials in the past and if they are unable to obtain these components when needed, they would experience delays in manufacturing their products and their financial results could be adversely affected.

TAT and its subsidiaries select their suppliers primarily based on their ability to ensure that their parts are serviceable and traceable to OEM-approved sources, their delivery performance and their ability to help reduce their total cost of procuring those parts. For quality control, cost and efficiency reasons, TAT and its subsidiaries generally purchase supplies only from vendors with whom they have ongoing relationships or who their customers have previously approved.

Authorizations from OEMs often require that TAT purchase component parts that are needed for its MRO services from the OEM or its designated distributors.

When deemed essential, TAT and its subsidiaries have been and are investing efforts in order to qualify second sources or have identified alternate sources for many of its parts needs.

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

U.S. Export Regulations.

Our U.S. subsidiaries' export of defense products, military technical data and technical services to Israel and other countries is subject to applicable approvals of the U.S. government under the U.S. International Traffic in Arms Regulations (ITAR). Such approvals are typically in the form of an export license or a technical assistance agreement (TAA). Other U.S. companies wishing to export defense products or military related services and technology to our Israeli and other non-U.S. entities are also required to obtain such export licenses and TAAs. An application for an export license or a TAA requires disclosure of the intended end user and the use of the technology. Pursuant to recent export control reform initiatives in the U.S., a greater part of our U.S. subsidiaries’ and our U.S. suppliers' activities are becoming subject to control under the Export Administration Act "dual use" regulations. The U.S. government may deny an export authorization if it determines that a transaction is counter to U.S. policy or national security.

Proprietary Rights

At the present time TAT and its subsidiaries do not own any patents. TAT and its subsidiaries rely on laws protecting trade secrets, and consider such items proprietary, but TAT believes that its success depends less on the ownership of such proprietary rights than on their innovative skills, technical competences, marketing and engineering abilities. TAT and its subsidiaries have no material registered trademarks.

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

Environmental Matters

TAT’s operations are subject to a number of stringent federal, state and local environmental laws in the United States and Israel, and to regulation by government agencies, including the U.S. Environmental Protection Agency. Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transportation and disposal of pollutants and hazardous substances. These authorities may require TAT to initiate actions to remediate the effects of hazardous substances which may be or have been released into the environment, and require TAT to obtain and maintain permits in connection with TAT’s operations. This extensive regulatory framework imposes significant compliance burdens and risks.

Although TAT seeks to maintain its operations and facilities in compliance with applicable environmental laws, there can be no assurance that TAT has no violations, or that change in such laws, regulations or interpretations of such laws, will not require TAT to make significant additional expenditures to ensure compliance in the future. Currently, TAT does not believe that it will have to make material capital expenditures for its operations to comply with environmental laws or regulations, or to incur material costs for environmental remediation during the 2016 fiscal year.

TAT has received no material third party environmental claims relating to its facilities, and TAT believes that it has all material licenses and certifications that are required in the jurisdictions in which it operates.

C.           Property, Plants and Equipment

The Gedera facility is located in Park Re’em near Gedera. The Park Re’em location houses TAT’s executive offices, Gedera’s research and development and manufacturing operations and includes approximately 344,000 square feet facility. The land of this facility is leased by TAT Industries Ltd. from the Israel Land Authority, or ILA pursuant to a lease that expires in 2016 with respect to one plot (237,000 square feet) and 2020 with respect the other plot (107,000 square feet). The term of the leases may be extended for a subsequent period of up to 49 years, subject to payment to be calculated according to the ILA's rules. Approximately 43,000 square feet of the facility are sub-leased to TAT from 1991 until 2020 for rental fees. TAT sub-leases the remaining 301,000 square feet of the facility from TAT Industries pursuant to an agreement TAT entered into in connection with the purchase of the operations relating to the manufacture of aviation accessories of TAT Industries in February 2000. In 2015 the rental fee was reviewed by a real estate appraiser, and as a result was determined that the rental fee will be $656,000 per year with an additional incremental payment of 2% per year. Total rental payments TAT paid to TAT Industries during 2015, 2014 and 2013 were $667,000, $427,000 and $424,000, respectively.

Limco owns and operates a 55,000 square feet manufacturing plant in Tulsa, Oklahoma which has historically supported all its business, including its aftermarket heat transfer component repair station. This facility also has housed Limco’s administration, engineering, quality control and support services. Limco also leases an additional 16,000 square feet repair station adjacent to its Tulsa manufacturing plant which has supported its heat transfer component and pneumatic ducting MRO services. In 2015, 2014 and 2013, the rental expense for this property was $50,700, $51,600 and, $50,000, respectively for each one of these years. The lease expires in October 31, 2016.

Piedmont leases approximately 56,000 square feet space for its facility in Kernersville, North Carolina to support its aftermarket APU component and overhaul repair station. In 2015, 2014 and 2013, the rental expense for this property was $78,000 for each one of these years. The lease expires in October 31, 2016.  Piedmont also leases approximately 32,000 square feet for its facility in Winston Salem, North Carolina to support its landing gear component and overhaul repair station as well as the machining, plating & grinding operation. In 2015, 2014 and 2013, the rental expense for this property was $76,000 for each one of these years. The lease expires on December 31, 2017. Piedmont also leased approximately 10,000 square feet of storage space in Winston-Salem near its main facility starting in 2014 on a month to month lease. In 2015 and 2014 Piedmont’s expense for this property was $19,000 and $14,000 respectively for each one of these years. Piedmont began a new lease in April 2015 for an approximate 82,000 square feet space to be used for its landing gear component and overhaul repair station as well as the machining, plating & grinding operation beginning in the second quarter of 2016.  The lease expires on June 30, 2025.  In 2015 the rental expense for this property was $195,000.

Turbochrome operates a 135,000 square feet manufacturing plant in Qiryat Gat, Israel which supports all its business. The land on which the plant is based is leased from the Israeli Land Administration. The leasehold rights are for a period ending in 2045 and are recorded on Turbochrome's name. The Company had paid the entire lease payments due until 2045 in a one-time payment (discounted to present value).

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

Overview

TAT provides a variety of services and products to the aerospace and defense industries under four segments: (i) original equipment manufacturing or “OEM” of heat transfer solutions and aviation components (ii) heat transfer services and products (iii) maintenance, repair and overhaul or “MRO” services of aviation components in the area of landing gear and auxiliary power units, and (iv) overhaul and coating of jet engine components.

TAT’s activities in the field of OEM of Heat Transfer Solutions and Aviation Components primarily relate to its Gedera facility and include the (i) design, development, manufacture and sale of a broad range of heat transfer products (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; and (ii) manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the field of heat transfer services and products primarily relate to its subsidiary, Limco, and include the maintenance, repair and overhaul of heat transfer products and to a lesser extent, the manufacturing of certain heat transfer products. Limco operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s MRO services for aviation components primarily relate to its subsidiary, Piedmont, and include the maintenance, repair and overhaul of APUs and landing gear. Piedmont operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of jet engine overhaul relate to its subsidiary, Turbochrome, and include the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

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

TAT’s cost of revenues for OEM operations and MRO services consists of component and material costs, direct labor costs, quality assurance costs, shipping expenses, royalties, overhead related to manufacturing and depreciation of manufacturing equipment. TAT’s gross margin is affected by the proportion of its revenues generated from each of its operational segments.

The principal factors that affect the operating income of TAT’s four segments, in addition to their gross profit, is the amount TAT expends for selling and marketing expenses and general and administrative expenses. While TAT plans to tightly monitor and save on its operating expenses, TAT believes that these operating expenses may increase in the future in accordance with its plans to grow the business of these segments.

TAT’s research and development expenses are related to new products and technologies or significant improvement in existing products and technologies.

TAT’s selling and marketing expenses are related to commission payments, compensation and related expenses of TAT’s sales teams, attendance at trade shows, travel expenses, advertising expenses and related costs for facilities and equipment.

TAT’s general and administrative expenses are related to compensation and related expenses for executive, finance and administrative personnel, professional fees such as legal, audit, SOX, internal audit, other general corporate expenses and related costs for facilities and equipment.

Sources of Revenues

TAT, directly and through its subsidiaries, provides a variety of services and products to the commercial and military aerospace and defense industries, including:

(i)	Original equipment manufacturing or “OEM” of heat transfer products and aviation components, such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers, (through our Gedera facility);
(ii)	Heat transfer services and products (through our Limco subsidiary);
(iii)	Maintenance, repair and overhaul or “MRO” services for aviation components (through our Piedmont subsidiary); and
(iv)	Overhaul and coating of jet engine components (through Turbochrome subsidiary).

TAT’s revenues from its four operational segments for the three years ended December 31, 2015 were as follows:

	Year Ended December 31,
	2015		2014		2013
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Revenues (*)
OEM of Heat Transfer Solutions and Aviation Components	$27,351	32%	$28,185	35%	$31,138	39%
Heat Transfer Services and Products	31,001	36%	30,350	38%	29,907	38%
MRO services for Aviation Components	29,665	35%	27,734	34%	22,429	28%
Overhaul and coating of jet engine components (**)	1,905	2%	-	-%	-	-%
Eliminations	(4,315)	(5)%	(5,543)	(7)%	(3,923)	(5)%
Total revenues	$85,607	100.0%	$80,726	100.0%	$79,551	100.0%

(*) Excluding discontinued operations for the year ended on December 31, 2013.
(**) The results are for the period from October 19, 2015 (date of acquisition) to December 31, 2015.

The following table reflects the geographic breakdown of TAT’s revenues for each of the three years ended December 31, 2015:

	Years Ended December 31,
	2015		2014		2013
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues

United states	$52,751	62%	$50,153	62%	$45,655	57%
Europe	18,336	21%	16,419	20%	16,985	21%
Israel	4,916	6%	5,641	7%	6,860	9%
Other	9,604	11%	8,513	11%	10,051	13%
Total	$85,607	100.0%	$80,726	100.0%	$79,551	100.0%

(*) Excluding discontinued operations for the year ended on December 31, 2013.

Costs and Expenses

Cost of revenues TAT’s cost of revenues for OEM operations and MRO services consist of component and material costs, direct labor costs, quality-assurance costs, royalties, shipping expenses, overhead related to manufacturing and depreciation of manufacturing equipment.
TAT’s gross margin was affected by the proportion of TAT’s revenues generated from OEM operations and MRO services in each of the reported years.

Research and development expenses, net. Research and development expenses, net are related to new products and technologies or to a significant improvement of products and technologies, net of grants and participations received.

Selling and marketing expenses. Selling and marketing expenses consist primarily of commission payments, compensation and related expenses of TAT’s sales teams, attendance at trade shows, travel expenses, advertising expenses and related costs for facilities and equipment.

General and administrative expenses. General and administrative expenses consist of compensation and related expenses for executive, finance and administrative personnel, professional fees such as legal, audit, SOX, internal audit, other general corporate expenses and related costs for facilities and equipment.

Other income (expense). Other income (expense) results from capital gain on sale of property and equipment and onetime expenses, which in 2015 are mainly attributed to the Turbochrome acquisition and related expenses.

Gain on bargain purchase. Gain on bargain purchase is related to the acquisition of Turbochrome and represents the excess of the estimated fair value of the assets and liabilities acquired over the purchase price.

Financial income (expense), net. Financial income (expense), net consists of exchange rate and interest income (expense). Interest income (expense) relates to the interest received from (paid to) banks and changes in the rate of the NIS or other currencies against the U.S. dollar.

Tax expense (income). Tax expense consists of Israeli, U.S. federal and state taxes on the income of TAT’s business and changes in deferred tax assets (liabilities).

Net loss from discontinued operations. Consists of a $2.2 million loss from the impairment of the entire interest in Bental (the assets and liabilities of which were segregated at the end of 2013 and classified as held for sale). In addition, the Company recorded a loss from discontinued operations of $0.2 million for the year ended on December 31, 2013.

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

TAT’s management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of TAT’s consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the reported financial results include the following:
•	Revenue recognition
•	Inventory valuation

•	Income taxes
•	Allowance for doubtful accounts
•	Acquisitions and other intangible assets

Revenue Recognition

TAT generates its revenues from the sale of OEM products and systems, providing MRO services (remanufacture, maintenance, repair and overhaul services and long-term service contracts) and parts services.

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

Revenues from MRO services are generally recognized when services are completed and the item is shipped back to the customer. In cases in which contracts require exchanging a defective landing gear for a restored gear, the non-refundable minimum amounts from these contracts are recognized on the exchange date (delivery of the product has occurred), and any additional amounts billed to the customer for excess hours of repair, are recognized when the customer approve the price for these additional services.

Revenues from maintenance contracts are recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. The Group estimates the costs that are expected to be incurred based on its historical experience. The costs incurred related to the maintenance contracts are not incurred on a straight-line basis, as the timing to provide the maintenance services is dependent on when parts under these contracts require maintenance. Therefore, the Group accrues revenue as costs are incurred. These contracts are reviewed on a timely basis and adjusted (if required) based on total expected cost.

Revenues from royalties from sales of products developed with TAT’s intellectual property, technology and technical assistance are recognized when the related sales are made.

Inventory valuation

Inventories are stated at the lower of cost or market. Cost of raw material and parts is determined using the moving average basis. Cost of work in progress and finished products is calculated based on actual costs and the capitalized production costs, mainly labor and overhead and is determined based on the average basis. TAT’s policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires it to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time frames, valuation of existing inventory, as well as product lifecycle and product development plans. The business environment in which TAT operates, the wide range of products that TAT offers and the relatively short sales-cycles TAT experiences, all contribute to the exercise of judgment relating to maintaining and writing-off of inventory levels. The estimates of future demand that TAT uses in the valuation of inventory are the basis for its revenue forecast, which is also consistent with its short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from slow-moving items. Inventory management remains an area of management focus as TAT balances the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of changing technology and customer requirements. TAT writes down obsolete or slow moving inventory in an amount equal to the difference between the cost of inventory and the net realizable value based upon assumptions about future demand, market conditions and sale forecasts.

If actual market conditions are less favorable than TAT anticipates, additional inventory write-downs may be required.

Income Taxes

TAT operates within multiple tax jurisdictions and is subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In management’s opinion, adequate provisions for income taxes have been made for all years. Although management believes that its estimates are reasonable, no assurance can be given that the final tax outcome of these issues will not be different than those that are reflected in its historical income tax provisions.

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

According to an acceptable interpretation that prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The interpretation also provides guidance on de recognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. In addition the Interpretation requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect our operating results.

Allowances for Doubtful Accounts

TAT performs ongoing credit evaluations of its customers’ financial condition and requires collateral as deemed necessary. Allowances for doubtful accounts are maintained for estimated losses resulting from the inability of TAT’s customers to make payments. In judging the adequacy of the allowance for doubtful accounts, TAT considers multiple factors including the aging of receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of TAT’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. On February 25, 2016, Republic Airways Holdings Inc., a customer of Piedmont, announced that it and certain of its subsidiaries have filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. The Company and Piedmont are currently assessing the implications of Republic's voluntary petition for bankruptcy on the maintenance support agreement with Republic. As of the date hereof, there are outstanding receivables from Republic of several hundred thousand U.S. dollars.

Acquisitions and Other Intangible Assets

We accounted for the Turbochrome acquisition using the acquisition method of accounting in accordance with U.S. GAAP accounting rules for business combinations, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of net assets acquired, including identified intangible assets, is recorded as goodwill. If the estimated fair value of the net assets acquired exceeds the purchase price, the resulting bargain purchase is recognized as a gain in the consolidated statement of operations.

The valuations and useful life assumptions are based on information available on or about the acquisition date and are based on expectations and assumptions that are considered reasonable by management.

Management determined the estimated fair values of the intangible assets with the assistance of third-party experts. The judgments made in determining estimated fair values assigned to assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations.

The bargain purchase gain from the acquisition of Turbochrome was primarily related to the fair market value of certain the property, plant and equipment , in relation to replacement costs, and on the Company's expectation regarding its ability to increase the services that can be provided to Turbochrome's existing customers and to its own customers.

The acquisition of Turbochrome was funded through cash on hand and an earn-out payment (up to $2 million). The earn-out Payment is based on the actual revenues of Turbochrome during the calendar years 2015 and 2016. The contingent consideration liability was computed on expected revenue to be generated by the acquired company using a binomial tree model income approach. The Company will reassess the fair value of the contingent consideration on a quarterly basis and record any applicable adjustments to earnings in the period they are determined.

Key Indicators

TAT’s management evaluates its performance by focusing on key performance indicators, which are revenues, sources of revenues, gross profit and operating income. These key performance indicators are primarily affected by the competitive landscape in which TAT operates and its ability to meet the challenges posed.

The following table presents, for the periods indicated, information concerning TAT’s results of operations:

	Year Ended December 31
	2015	2014	2013
	(in thousands)
Revenues
OEM of Heat Transfer Solutions and Aviation Components	$27,351	$28,185	$31,138
Heat Transfer Services and Products	31,001	30,350	29,907
MRO Services for Aviation Components	29,665	27,734	22,429
Overhaul and Coating of Jet Engine Components	1,905	-	-
Eliminations	(4,315)	(5,543)	(3,923)
Total revenues	85,607	80,726	79,551
Cost of revenues
OEM of Heat Transfer Solutions and Aviation Components	23,887	23,249	24,141
Heat Transfer Services and Products	22,541	23,101	22,464
MRO Services for Aviation Components	28,474	23,502	19,224
Overhaul and Coating of Jet Engine Components	1,485
Eliminations	(4,445)	(5,330)	(4,086)
Total cost of revenues	71,942	64,522	61,743
Gross profit	13,665	16,204	17,808
Research and development costs, net	890	1,070	713
Selling and marketing	2,903	3,203	3,150
General and administrative	8,469	8,123	8,668
Other expenses (income)	631	(11)	(20)
Gain on bargain purchase	(4,833)	-	-
	8,060	12,385	12,511
Operating income from continuing operations	5,605	3,819	5,297
Financial expense, net	(349)	(1,294)	(50)
Income from continuing operations before taxes on income	5,256	2,525	5,247
Taxes on income	644	1,360	1,041
Net income from continuing operations after taxes on income	4,612	1,165	4,206
Share in results of affiliated company and impairment of share in affiliated company	1,237	267	1,025
Net income from continuing operations	5,849	1,432	5,231
Net loss from discontinued operations, net of tax	-	-	(2,429)
Net income attributable to TAT Technologies Ltd. shareholders	$5,849	$1,432	$2,802

The following table pents, for the periods indicated, information concerning TAT’s results of operations as a percentage of revenues:

	Year Ended December 31,
	2015	2014	2013
Revenues
OEM of Heat Transfer Solutions and Aviation Components	31.9%	34.9%	39.1%
Heat Transfer Services and Products	36.2	37.6	37.6
MRO Services for Aviation Components	34.7	34.4	28.2
Overhaul and Coating of Jet Engine Components	2.2	-	-
Eliminations	(5)	(6.9)	(4.9)
Total revenues	100	100	100
Cost of revenues
OEM of Heat Transfer Solutions and Aviation Components	27.9	28.8	30.3
Heat Transfer Services and Products	26.3	28.6	28.2
MRO Services for Aviation Components	33.3	29.1	24.2
Overhaul and Coating of Jet Engine Components	1.7	-	-
Eliminations	(5.1)	(6.6)	(5.1)
Cost of revenues	84	79.9	77.6
Gross profit	15.9	20.1	22.4
Research and development costs, net	1	1.3	0.9
Selling and marketing	3.4	4.0	4.0
General and administrative	9.9	10.1	10.9
Other income	0.7	*	*
Gain on bargain purchase	(5.6)	-	-
	9.4	15.3	15.7
Operating income from continuing operations	6.5	4.7	6.7
Financial expense, net	(0.4)	(1.6)	(0.1)
Income from continuing operations before taxes on income	6.1	3.1	6.6
Taxes on income	0.8	1.6	1.4
Net income from continuing operations after taxes on income	5.3	1.5	5.2
Share in results of affiliated company and impairment of share in affiliated company	1.4	*	1.3
Net income from continuing operations	6.7	1.8	6.5
Net loss from discontinued operations, net of tax		-	(3.0)
Net income attributable to TAT Technologies’ Shareholders	6.7%	1.8%	3.5%
________________________
* Less than one percent.

Year ended December 31, 2015 compared with Year ended December 31, 2014

Revenues. Total revenues were $85.6 million for the twelve months ended December 31, 2015, compared to $80.7 million for the twelve months ended December 31, 2014, an increase of 6%. This reflects (i) the decrease in revenues in the OEM of Heat Transfer Solutions and Aviation Components segment; (ii) the increase in revenues in the Heat Transfer Services and Products segment; (iii) the increase in revenues in the MRO Services for Aviation Components segment; and (iv) consolidation for the first time in the fourth quarter of 2015 of the Overhaul and Coating of Jet Engine Components segment.

Revenues from OEM of Heat Transfer Solutions and Aviation Components. Revenues from the OEM of Heat Transfer Solutions and Aviation Components operating segment decreased to $27.4 million for the year ended December 31, 2015 from $28.2 million for the year ended December 31, 2014, a decrease of 3% mainly due to decrease in sales of aviation components.

Revenues from Heat Transfer Services and Products. Revenues from the Heat Transfer Services and Products operating segment increased to $31 million for the year ended December 31, 2015, from $30.4 million for the year ended December 31, 2014, an increase of 2.1% mainly due to an increase in demand for heat transfer products and services.

Revenues from MRO Services for Aviation Components. Revenues from MRO Services for Aviation Components operating segment increased to $29.7 million for the year ended December 31, 2015, from $27.7 million for the year ended December 31, 2014, an increase of 7.2%. During a periodic assessment of its long-term projects, the Company updated its estimates of profits expected to be earned from several long-term contracts. This assessment resulted in a decrease in revenues for the year ended December 31, 2015 in an amount of $2.1 mainly due to higher cost accrued and lower revenues expected of those long term projects.

Revenues from overhaul and coating of jet engine components. Revenues from Overhaul and Coating of Jet Engine components operating segment is $1.9 million for the period as of October 19, 2015 until December 31, 2015. This is the first time that the segment is being consolidated following the acquisition of Turbochrome by the Company.

Cost of revenues. Cost of revenues was $71.9 million for the twelve months ended December 31, 2015, compared to the $64.5 million for the twelve months ended December 31, 2014, an increase of 11.5%. This is primarily attributable to the increase in the cost of revenue mainly in the MRO Services for Aviation Components segment  and a consolidation for the first time in the fourth quarter of 2015 of Overhaul and Coating of Jet Engine components segment.

Cost of revenues as a percentage of revenues was 84% for the twelve months ended December 31, 2015, compared to 79.9% for the twelve months ended December 31, 2014. This is primarily attributable an increase in the cost of revenue in the MRO Services for Aviation Components segment.

Cost of revenues for OEM of Heat Transfer Solutions and Aviation Components. Cost of revenues for the OEM of Heat Transfer Solutions and Aviation Components operating segment increased to $23.9 million for the year ended December 31, 2015, from $23.2 million for the year ended December 31, 2014, an increase of 2.7%. The increase is primarily attributable to product mix, increase in direct labor costs, quality-assurance costs and overhead related to manufacturing during 2015.

Cost of revenues as a percentage of revenues in this segment increased to 87.3% in the year ended December 31, 2015, from 82.5% for the year ended December 31, 2014. The increase is primarily as a result of product mix with lower margin sold during the year 2015 along with higher rate of fixed production costs in 2015 compared with 2014.

Cost of revenues for Heat Transfer Services and Products. Cost of revenues for the Heat Transfer Services and Products operating segment decreased to $22.5 million for the year ended December 31, 2015 from $23.1 million for the year ended December 31, 2014, a decrease of 2.4%. The decrease is primarily attributable to lower material cost.

Cost of revenues as a percentage of revenues in this segment decreased to 72.7% in the year ended December 31, 2015 from 76.1% for the year ended December 31, 2014, primarily as a result of reductions in material cost and no increase in headcount.

Cost of revenues for MRO services for Aviation Components. Cost of revenues for MRO services for Aviation Components operating segment increased to $28.4 million for the year ended December 31, 2014 from $23.5 million for the year ended December 31, 2014, an increase of 20.9%. This increase is primarily attributed to the increase in labor and material cost compared to the rate of increase in sales during 2015.

Cost of revenues as a percentage of revenues in this segment increased to 96% in the year ended December 31, 2015 from 84.7% for the year ended December 31, 2014. The increase is primarily attributable to: (i) the increase in the cost of revenue due to the type of services and the cost that was accumulated to certain services, and (ii) the fact that during a periodic assessment of its long-term projects, the Company updated its estimates of profits expected to be earned from several long-term contracts. This assessment resulted in a decrease in revenues for the year ended December 31, 2015 in an amount of $2.1, while the accrued cost of revenue was not changed.

Cost of revenues for Overhaul and Coating of Jet Engine components. Cost of revenues for the Overhaul and Coating of Jet Engine Components segment was $1.5 million for the period as of October 19, 2015 until December 31, 2015.
Cost of revenues as a percentage of revenues in this segment was 78% in the period from October 19, 2015 until December 31, 2015.

Research and development, net. Research and Development expenses were $0.9 million for the twelve months ended December 31, 2015, compared to $1.1 million for the twelve months ended December 31, 2014, a decrease of 16.8%.

Research and Development expenses as a percentage of revenues were 1% for the twelve months ended December 31, 2015 compared to 1.3% for the twelve months ended December 31, 2014. TAT expects to invest additional resources in research and development activities, and accordingly will continue to incur and record additional research and development expenses in coming years.

Selling and marketing. Selling and marketing expenses were $2.9 million for the twelve months ended December 31, 2015, compared to $3.2 million for the twelve months ended December 31, 2014, a decrease of 9.4% mainly due to decrease in labor and direct expenses.

Selling and marketing expenses as a percentage of revenues were 3.4% for the twelve months ended December 31, 2015, compared to 4.0% for the twelve months ended December 31, 2014. TAT expects to invest additional resources in selling and marketing activities in coming years.

General and administrative. General and administrative expenses were $8.5 million for the twelve months ended December 31, 2015, compared to $8.1 million for the twelve months ended December 31, 2014, an increase of 4.3%. The increase in general and administrative expenses was mainly attributable to the first time consolidation in the fourth quarter of 2015 of the Overhaul and Coating of Jet Engine Components segment after the closing of Turbochrome's acquisition.

General and administrative expenses as a percentage of revenues were 9.9% for the twelve months ended December 31, 2015, compared to 10.1% for the twelve months ended December 31, 2014.

Other expenses (income). For the twelve months ended December 31, 2015, TAT reported other expenses of $0.6 million, an increase of 100% from the year ended December 31, 2014. The increase in other expenses is mainly attributable to acquisition expenses related to Turbochrome's acquisition.

Gain on bargain purchase. For the twelve months ended December 31, 2015, TAT reported a gain on bargain purchase of $4.8 million. The gain on bargain purchase from the acquisition of Turbochrome is a result of the excess of the estimated fair value of certain assets and liabilities acquired over the purchase price of Turbochrome.

Financial expenses. Financial expenses for the twelve months ended December 31, 2015 were $1.3 million, compared to $2.5 for the twelve months ended December 31, 2014. The decrease is primary attributable to the losses on forward transactions that were entered into in order to minimize its currency risk from expenses paid in NIS during the twelve months ended December 31, 2014, and had lower influence during the twelve months ended December 31, 2015. The decrease is also attributed to the changes in exchange rates between the U.S. dollar and the Israeli Shekel.

Financial income. Financial income for the twelve months ended December 31, 2015 was $0.9 million, compared to $1.2 million for the twelve months ended December 31, 2014. Financial income during the twelve month period ended on December 31, 2014 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel, interest received from the Israeli tax authorities for excess payments made in previous years and from interest received on short-term investments.

Taxes on income. Taxes on income for the twelve months ended December 31, 2015, amounted to $0.6 million (effective tax rate of 11%), compared to $1.4 million (effective tax rate of 56%) for the twelve months ended December 31, 2014. The decrease is mainly attributed to the fact that the gain from barging purchase of $4.8 million is not taxable.

Share in results of equity investment of affiliated company. TAT recognized income of $1.2 million mainly from the sale of 237,932 shares of Class B Common Stock of FAvS representing 23.18% of FAvS' share capital and its entire holdings (16,253) of FAvS' Series A Preferred stock for the twelve months ended December 31, 2015 compared to an income of $0.3 million for the twelve months ended December 31, 2014.

Net income from continuing operations. TAT recognized net income from continuing operations of $5.8 million for the twelve months ended December 31, 2015 compared to net income of $1.4 million for the twelve months ended December 31, 2014. The increase is primarily attributable to the gain on bargain purchase of $4.8 million related to the acquisition of Turbochrome. The increase was offset by a periodic assessment of profit estimates for several long-term contracts of TAT, which resulted in a decrease of $1.4 million in net income for the same period.

Year ended December 31, 2014 compared with Year ended December 31, 2013

Revenues. Total revenues were $80.7 million for the twelve months ended December 31, 2014, compared to $79.5 million for the twelve months ended December 31, 2013, an increase of 1.5%. This reflects (i) the decrease in revenues in the OEM of Heat Transfer Solutions and Aviation Components segment; (ii) the increase in revenues in the Heat Transfer Services and Products segment; and (iii) the increase in revenues in the MRO Services for Aviation Components segment.

Revenues from OEM of Heat Transfer Solutions and Aviation Components. Revenues from the OEM of Heat Transfer Solutions and Aviation Components operating segment decreased to $28.2 million for the year ended December 31, 2014 from $31.0 million for the year ended December 31, 2013, a decrease of 9.5%.

Revenues from Heat Transfer Services and Products. Revenues from the Heat Transfer Services and Products operating segment increased to $30.4 million for the year ended December 31, 2014, from $29.9 million for the year ended December 31, 2013, an increase of 1.5%.

Revenues from MRO services for Aviation Components. Revenues from the MRO Services for Aviation Components operating segment increased to $27.7 million for the year ended December 31, 2014, from $22.4 million for the year ended December 31, 2013, an increase of 23.7%. The increase was attributable to increased sales both to existing and new customers.

Cost of revenues. Cost of revenues was $64.5 million for the twelve months ended December 31, 2014, compared to the $61.7 million for the twelve months ended December 31, 2013, an increase of 4.5%. This reflects (i) the decrease in revenues in the OEM of Heat Transfer Solutions and Aviation Components segment; (ii) the increase in revenues in the Heat Transfer Services and Products segment; and (iii) the increase in revenues in the MRO Services for Aviation Components segment, which is primarily attributable to the increase in material cost associated with the increase in revenues

Cost of revenues as a percentage of revenues was 79.9% for the twelve months ended December 31, 2014, compared to 77.6% for the twelve months ended December 31, 2013. This is primarily attributable to product mix with lower margin products sold during 2014 in the OEM of Heat Transfer Solutions and Aviation Components, in the Heat Transfer Services and Products and in the MRO Services for Aviation operating segments.

Cost of revenues for OEM of Heat Transfer Solutions and Aviation Components. Cost of revenues for the OEM of Heat Transfer Solutions and Aviation Components operating segment increased to $23.2 million for the year ended December 31, 2014, from $24.1 million for the year ended December 31, 2013, an decrease of 3.7%. This decrease in primarily attributable to the decrease in revenues in 2014.

Cost of revenues as a percentage of revenues in this segment increased to 82.5% in the year ended December 31, 2014, from 77.5% for the year ended December 31, 2013. The increase is primarily as a result of product mix with lower margin products sold during year 2014 along with higher rate of fixed production costs in 2014 compared with 2013.

Cost of revenues for Heat Transfer Services and Products. Cost of revenues for Heat Transfer Services and Products operating segment increased to $23.1 million for the year ended December 31, 2014 from $22.5 million for the year ended December 31, 2013, an increase of 2.7%. This increase in primarily attributable to the increase in material cost associated with the increase in revenues in 2014.

Cost of revenues as a percentage of revenues in this segment increased to 76.1% in the year ended December 31, 2014 from 75.1% for the year ended December 31, 2013, primarily as a result of product mix with lower margins sold during year 2014.

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

Research and development, net. Research and Development expenses were $1.1 million for the twelve months ended December 31, 2014, compared to $0.7 million for the twelve months ended December 31, 2013, an increase of 50.1%, and are related to new products and technologies within the OEM of Heat Transfer Solutions and Aviation Components and the Heat Transfer Services and Products operating segments.

Research and Development expenses as a percentage of revenues were 1.3% for the twelve months ended December 31, 2014 compared to 0.9% for the twelve months ended December 31, 2013. TAT expects to invest additional resources in research and development activities, and accordingly will continue to incur and record additional research and development expenses in coming years.

Selling and marketing. Selling and marketing expenses were $3.2 million for the twelve months ended December 31, 2014, compared to $3.1 million for the twelve months ended December 31, 2013, an increase of 1.7%. This was due to increased expenses in the Heat Transfer Services and Products segment, primarily attributable to an increase in commission’s costs.

Selling and marketing expenses as a percentage of revenues were 4.0% for the twelve months ended December 31, 2014, similar to 4.0% for the twelve months ended December 31, 2013. TAT expects to invest additional resources in selling and marketing activities in coming years.

General and administrative. General and administrative expenses were $8.1 million for the twelve months ended December 31, 2014, compared to $8.7 million for the twelve months ended December 31, 2013, a decrease of 6.9%. The decrease in general and administrative expenses was impacted by the decrease in general and administrative expenses in the OEM of Heat Transfer Solutions and Aviation Components operating segment, primarily attributable to the decrease in bonuses.

General and administrative expenses as a percentage of revenues were 10.1% for the twelve months ended December 31, 2014, compared to 10.9% for the twelve months ended December 31, 2013.

Operating income from continuing operations. For the twelve months ended December 31, 2014, TAT reported operating income of $3.8 million compared to operating income of $5.3 million for the twelve months ended December 31, 2013, a decrease of 28.3%. The decrease in operating income is attributable to (i) the decrease in operating income in the OEM of Heat Transfer Solutions and Aviation Components operating segment; (ii) partially offset by the increase in operating income in the MRO Services for Aviation operating segments.

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

Share in Results of affiliated company. TAT recognized income of $0.3 million from its approximately 28% interest in FAvS’ results for the twelve months ended December 31, 2014 compared to an income of $1 million for the twelve months ended December 31, 2013.

Net income from continuing operations. TAT recognized net income from continuing operations of $1.4 million for the twelve months ended December 31, 2014 compared to net income of $5.2 million for the twelve months ended December 31, 2013.

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

TAT expects its operating results to fluctuate in the future as a result of various factors, many of which are outside of TAT’s control, including the timing of orders, the provision of services and deliveries. Consequently, TAT believes that period-to-period comparisons of its operating results may not necessarily be meaningful, and as a result, you should not rely on them as an indication of future performance.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation (appreciation) of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate%	NIS appreciation (devaluation) to the US dollar rate%	Israeli inflation adjusted for appreciation (devaluation) %
2003	(1.9)	7.6	5.7
2004	1.2	1.6	2.8
2005	2.4	(6.8)	(4.4)
2006	(0.1)	8.2	8.1
2007	3.4	9.0	12.4
2008	3.8	1.1	4.9
2009	3.9	0.7	4.6
2010	2.7	6.4	9.1
2011	2.2	(7.7)	(5.5)
2012	1.4	2.3	3.7
2013	2.0	7.5	9.5
2014	(0.2)	12	11.8
2015	(0.1)	0.3	0.2

A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of its expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the U.S. dollar. This devaluation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the U.S. dollar. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked NIS assets and the U.S. dollar amounts of any unlinked NIS liabilities and expenses. During the 2013 the NIS appreciated against the U.S. dollar by 7.5%. Such trend was continued through the end of 2014, during which the NIS appreciated by additional 12% by the end of 2014. During 2015 the exchange rates between the NIS and the U.S. dollar have not changed materially. Through March 21, 2016 exchange rates between the NIS and the U.S. dollar have not changed materially compared to the corresponding average rate as of December 31, 2015.

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

Corporate Tax Rate

Israeli companies are generally subject to corporate tax on their taxable income (including capital gains). The regular corporate tax rate for Israel is 26.5% for the year ended December 31, 2014 and 2015, and 25% for the year ended December 31, 2013. In 2016 and thereafter the regular corporate tax rate is set to be 25%.

However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise. Until December 31, 2010, TAT has elected to participate in the alternative package of tax benefits for its current approved enterprise and beneficiary enterprise under the Law for the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"). Pursuant to such law, the income derived from those enterprises was exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period.

Additional amendments to the Investment Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform reduced tax rate of corporate tax as opposed to the current incentives that are limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

Under the transitional provisions of the 2011 Amendment, the Company elected to irrevocably implement the 2011 Amendment with respect to its existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment.

Under a more recent amendment, announced in August 2013, beginning in 2014, dividends paid out of income attributed to a Preferred Enterprise will be subject to a withholding tax rate of 20% (instead of 15%). In addition, tax rates under the Preferred Enterprise were also raised effective as of January 1, 2014 to 9% in Zone A and 16% elsewhere (instead of the 6% and 12%, respectively).

Certain investment income derived by TAT from investments may not be regarded by the Israeli tax authorities as income from TAT’s approved and beneficiary enterprises and consequently may be taxed at the regular statutory rate in Israel.

Certain of TAT’s subsidiaries operate in and are subject to the tax laws of various other jurisdictions, primarily the United States. TAT’s U.S. subsidiaries are taxed based on federal and state tax laws. The statutory tax of TAT’s U.S. subsidiaries was 38% in the years ended December 31, 2015, 2014 and 2013, respectively.

Recently Issued Accounting Standards

(1)
During November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes. ASU 2015-17 provides presentation requirements to classify deferred tax assets and liabilities as noncurrent in a classified statement of financial position. The standard is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is permitted for any interim and annual financial statements that have not yet been issued. We early adopted ASU 2015-17 effective October 31, 2015, retrospectively. Adoption resulted in a $1.1 million decrease in other accounts receivable and prepaid expenses, a $0.9 million increase in Long-term deferred tax assets, net, and a $0.2 million decrease in long-term deferred tax liability, net in our consolidated balance sheets at December 31, 2014. Adoption had no impact on our results of operations and cash flow.

(2)
In September 2015, the FASB issued ASU 2015-16, Business Combinations - Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement to restate prior period financial statements for measurement period adjustments. The guidance requires that the cumulative impact of a measurement period adjustment (including the impact on prior periods) be recognized in the reporting period in which the adjustment is identified. We early adopted this guidance in our fourth quarter of fiscal 2015. See “Note 3 — Acquisitions”. Adoption had no impact on the Company's financial statements as of December 31, 2015.

(3)
In February 2015, the FASB issued amended guidance on current accounting for consolidation of certain entities. Pursuant to this guidance, reporting enterprises should evaluate whether (a) they should consolidate limited partnerships and similar entities, (b) fees paid to a decision maker or service provider are variable interests in a variable interest entity ("VIE"), and (c) variable interests in a VIE held by related parties of the reporting enterprise require the reporting enterprise to consolidate the VIE. The guidance is effective for the interim and annual periods beginning on or after December 15, 2015. The Company does not expect this guidance to have a material effect on its consolidated financial statements at the time of adoption of this standard.

(4)
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances.

The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted in annual periods beginning after December 15, 2016). The guidance permits the use of either a retrospective or cumulative effect transition method. The Company is currently evaluating the impact of the amended guidance on its consolidated financial statements.

(5)
In July 2015, the FASB issued guidance on current accounting for inventory measurement.  The new guidance requires entities to measure inventory at the lower of cost or net realizable value.  Net realizable value is defined by the guidance as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.  The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is permitted).  The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

(6)
In February 2016, the FASB issued ASU 2016-02 – Leases (ASC 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective on January 1, 2019, with early adoption permitted. The Company is in the process of evaluating the impact of this new guidance on its financial statements.

Liquidity and Capital Resources

As of December 31, 2015, TAT had cash and cash equivalents and short-term bank deposits of $26.8 million, compared with cash and cash equivalents and short-term bank deposits of $28 million as of December 31, 2014.

Capital expenditures for the years ended December 31, 2015, 2014 and 2013 were approximately $3.3 million, $3 million and $2.2 million, respectively. TAT funded these expenditures from cash flows from operations and also from financing activities. TAT expects that its available cash and cash equivalents and cash flow that will be generated from operations will be sufficient to enable it to fund its capital expenditures.

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

Cash Flows

The following table summarizes TAT’s cash flows for the periods presented:

	Year Ended December 31,
	(in thousands)
	2015	2014	2013
Net cash provided by (used in) operating activities	$733	$(1,458)	$7,203
Net cash provided by (used in) investing activities	(4,470)	4,624	70
Net cash used in financing activities	(469)	(2,909)	(2,936)
Net cash provided by discontinued operations	-	-	514
Net increase (decrease) in cash and cash equivalents	(4,206)	257	4,851
Cash and cash equivalents at beginning of the year	22,894	22,637	17,786
Cash and cash equivalents at end of the year	18,688	22,894	22,637
Less – Cash and cash equivalents of discontinued operations at end of year	-	-	2,823
Cash and cash equivalents of continuing operations at end of year	$18,688	$22,894	$19,814

The net cash provided by (used in) operating activities for the year ended December 31, 2015 amounted to approximately $0.7 million, compared to $(1.4) million for the year ended December 31, 2014 and $7.2 for the year ended December 31, 2013.

Net cash provided by operating activities for the year ended December 31, 2015 was principally derived from $5.8 million of net income and from the following adjustments for non-cash line items: an upwards adjustment of $2.8 million for depreciation and amortization; an upward adjustment of $0.5 million for increase in other accounts payable and accrued expenses; and an upwards adjustment of $0.4 million for increase in trade accounts payable. This was offset with a downward adjustment of $1.2 million for share in results and sale of equity investment of affiliated company; a downward adjustment of $2.4 million for increase in trade accounts receivable; a downward adjustment of $0.6 million for increase in inventory; and a downward adjustment of $4.8 million for onetime gain on bargain purchase.

Net cash used in operating activities for the year ended December 31, 2014 was principally derived from $1.4 million of net income from continuing operations and from the following adjustments for non-cash line items: an upwards adjustment of $2.1 million for depreciation and amortization; an upwards adjustment of $2.7 million for decrease in accounts receivable; and an upward adjustment of $1.2 million for decrease in net deferred income tax asset. This was offset with a downward adjustment of $0.3 million for share in results of affiliated company; an downward adjustment of $6 million for increase in inventories; a downward adjustment of $0.5 million for decrease in liability in respect of employee rights upon retirement; a downward adjustment of $0.8 million for increase in other accounts receivable, prepaid expenses and funds in respect of employee rights upon retirement; a downward adjustment of $0.5 million for decrease in accounts payable and a downward adjustment of $0.7 million for decrease in other accounts payable and accrued expenses.

Net cash provided by operating activities for the year ended December 31, 2013 was principally derived from $5.3 million of net income from continuing operations and from the following adjustments for non-cash line items: an upward adjustment of $1.9 million for depreciation and amortization; an upwards adjustment of $1 million for decrease in other accounts receivable, prepaid expenses and funds in respect of employee rights upon retirement; an upward adjustment of $0.7 million for decrease in inventories; an upwards adjustment of $0.3 million for increase in liability in respect of employee rights upon retirement; an upwards adjustment of $0.3 million for increase in other accounts payable and accrued expenses and an upwards adjustment of $0.1 million for decrease in net deferred income tax asset. This was offset with a downward adjustment of $1.0 million for share in results of affiliated company; a downward adjustment of $1.2 million for increase in accounts receivable; and a downward adjustment of $0.4 million for decrease in other accounts payable and accrued expenses.

Net cash used in investing activities was approximately $(4.5) million for the year ended December 31, 2015, compared to net cash provided by investing activities of $4.6 million for the year ended December 31, 2014 and net cash used in investing activities of approximately $0.1 million for the year ended December 31, 2013.

Of the cash provided by investing activities in the year ended December 31, 2015 approximately $3.3 million was used for the purchase of property and equipment, primarily production equipment and building improvements, $8.1 million was used for investment in short-term deposit and $1.8 million was used for an acquisition of a subsidiary (net of cash acquired). this was offset by $5.1 million from maturities of short-term deposits and $3.6 million from proceeds from the sale of an equity investment in an affiliated company.

Of the cash provided by investing activities in the year ended December 31, 2014 approximately $3 million was used for the purchase of property and equipment, primarily production equipment and building improvements, offset by $5.1 million from maturities of short-term deposits and $2.2 million from the sale of a subsidiary.

Of the cash used in investing activities in the year ended December 31, 2013 approximately $2.3 million was used for the purchase of property and equipment, primarily production equipment and building improvements, offset by $2.3 million from the release of restricted deposit.

Net cash used in financing activities was approximately $0.5 million for the year ended December 31, 2015, compared to net cash used in financing activities of approximately $2.9 million for the year ended December 31, 2014 and net cash used in financing activities of approximately $2.9 million for the year ended December 31, 2013.

In the year ended December 31, 2015, the net cash used in financing activities was primarily attributable to repayments of $0.5 million of short-term loans.

In the year ended December 31, 2014, the net cash used in financing activities was primarily attributable to repayments of $0.9 million of long-term credit and payment of $2 million of cash dividend.

In the year ended December 31, 2013, the net cash used in financing activities was primarily attributable to repayments of $0.7 million of short-term credit and repayments of $2.3 million of long-term loans.

A.              Research and Development, Patents and Licenses

Not applicable.

B.              Trend Information

In recent years, trends in the aerospace industry in which we operate have been impacted by the increase in number of commercial and defense aircraft, increase in number of passenger traffic and a corresponding increase in airlines’ revenue. There is no assurance that such increase in the number of aircraft, passenger traffic and airlines revenue will continue in the future. Airplane carriers continue with their efforts to reduce cost of MRO activities and increase efficiencies.

In recent years, consolidation in the aerospace industry affected competition. This consolidation decreased the number of competitors, but increased the relative size and resources of our competitors. However, we believe in our ability to compete on the basis of our deep know how, manufacturing expertise and long-term relationship with our existing and new customers.

C.              Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

D.              Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2015 and the effect we expect them to have on our liquidity and cash flow in future periods (not include future liabilities from held for sale operating segment).

Contractual Obligations	Payments due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations	8,491,000	1,492,000	2,367,000	2,105,000	2,527,000
Purchase commitments	3,667,000	3,667,000	-	-	-
Total	$12,158,000	$5,159,000	$2,367,000	$2,105,000	$2,527,000
_________________

In addition, we have long-term liabilities for severance pay that are calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Employees are entitled to one month’s salary for each year of employment or a portion thereof.  As of December 31, 2015, our severance pay liability, net was $245,000.

In October 2015, TAT completed the acquisition of Turbochrome Ltd. for approximately $3.5 million. In addition, TAT may pay an earn-out, capped at $2 million, in the event that Turbochrome meets certain annual revenue targets in 2015 and 2016. According to the results of Turbochrome for the year 2015, Turbochrome met the revenue target for 2015 and, subject to the terms of the share purchase agreement, TAT will be obligated to pay to Chromalloy American LLC (the previous shareholder of Turbochrome), $500 as an earn out payment with respect to fiscal year 2015 revenues.

TAT also has the following Guarantees as of December 31, 2015:

•
In order to secure TAT's liability to the Israeli customs, the Company provided a bank guarantee in the amount of $214. The guarantee is linked to the consumer price index and is valid until December 2016.

•
In order to secure the TAT's liability to the lessor of its premises, the Company provided a bank guarantee in the amount of $658. The guarantee is linked to the consumer price index in Israel and is valid until July 2016.

•
In order to secure Turbochrome liability to the Israeli customs, the Company provided a bank guarantee in the amount of $256. The guarantee is linked to the consumer price index in Israel and is valid until December 2016.

Item 6.    Directors, Senior Management and Employees

A.              Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers, as of the date hereof:

Name	Age	Position
Samuel Vlodinger	65	Chairman of the Board of Directors
Itsik Maaravi	56	Chief Executive Officer until April 30, 2016
Igal Zamir	50	Chief Executive Officer as of April 30, 2016
Guy Nathanzon	44	Chief Financial Officer
Eyal Lipetz-Eliassi	45	Chief Marketing Officer
Rick Reed	61	Chief Executive Officer of Piedmont
Yair Raz	60	Chief Executive Officer of Limco
Tamir Ziv	44	Vice President Operations
Motty Katz	65	Turbochrome's Site Manager and Chief Operations and Engineering Officer
Amos Malka	63	Director
Avi Shani (1)(2)(3)(4)(5)	68	External Director
Dafna Gruber (1)(3)(4)(5)	51	Independent Director
Jan Loeb	57	Director
Ron Ben-Haim	47	Director
Aviram Halevi (1)(2)(3)(4)(5)	58	External Director

(1) “Independent Director” under the applicable NASDAQ Marketplace Rules and the applicable rules of the U.S. Securities and Exchange Commission.
(2)  “External Director” as required by Israel’s Companies Law
(3) Member of Audit Committee.
(4) Member of the committee that examines TAT's financial statements prior to the Board of Directors' approval.
(5) Member of Compensation Committee.

Mr. Samuel Vlodinger was elected by our Board of Directors as the Chairman of the Board of Directors in August 2013. Mr. Vlodinger has been a senior partner in FIMI since 2009. Prior to joining FIMI, Mr. Vlodinger held senior management positions in several industrial companies and has been an active private equity investor. Mr. Vlodinger holds a B.Sc. in industrial engineering from the Technion, Institute of Technology. Mr. Vlodinger currently serves as the chairman of the board of directors of Raval ACS, Ltd. and Ginegar Plastic Industries, Ltd.

Mr. Itsik Maaravi has served as TAT’s Chief Executive Officer since January 2012 and will step down from this position on April 30, 2016. Prior to that, Mr. Maaravi served as President of TAT’s Piedmont subsidiary, a position he held since July 2011.  From July 2009 through June 2011 Mr. Maaravi was Chief Marketing Officer for Piedmont as well as for the Company’s Limco subsidiary.  Between 2000 and June 2009 Mr. Maaravi held senior marketing positions at Kamor Aviation and Israel Aerospace Industries.

Mr. Igal Zamir will serve as TAT’s Chief Executive Officer effective as of April 30, 2016. Prior to joining TAT, from 2009 until 2013, Mr. Zamir served as President at Mapco Express, a wholly-owned subsidiary of Delek US Holdings Inc., which owns and operates 370 convenient stores and gas stations in the southeastern region of the U.S. Prior to Mapco Express from 2006 until 2009, Mr. Zamir served as CEO of Metrolight, a provider of proprietary energy saving solutions in High Intensity Discharge (HID) lighting systems. Prior to Metrolight from 1998 until 2004, Mr. Zamir served as CEO of Rostam, the world's largest and leading provider of private label tampons. Mr. Zamir holds B.S. in industrial engineering from Tel-Aviv University, Israel and an MBA from Bar-Ilan University, Israel.

Mr. Eyal Lieptez-Eliassi has served as TAT's VP Marketing since 2015. Prior to that, Mr. Eliassi has served as Israel Country Manager & Innovation Based Growth Leader at DuPont and has led various commercial transactions and international business development activities within the Finance, High-Tech and Aerospace sectors. Mr. Eliassi holds a B.Sc. in Aerospace Engineering from the Technion – Israel Institute of Technology, and M.A. in Business Administration from Manchester University.

Mr. Rick Reed has served as Piedmont’s President since March 2016. Prior to that, Mr. Reed was with Triumph Actuation Systems, LLC, a subsidiary of The Triumph Group, Inc., serving as Company President. Mr. Reed was formerly with Piedmont Aviation, Inc. from February 1978 to June 2000, serving in senior engineering and operations management positions with both the Airline Division and the General Aviation Group, which included extensive aircraft and component MRO capabilities.

Dr. Yair Raz has served as Chief Executive Officer of Limco since November 2012. Prior to that Dr. Raz served as the Chief Operating Officer of Piedmont Aviation, a position he held since April 2012. From January 2011 to January 2012 Dr. Raz was the BTI Vice President Marketing and Business Development for North America. Between August 2005 and December 2011 Dr. Raz served as General Manager of PCI, a PWA and BTI Joint Venture in the US. Between 1995 and July 2005 Dr. Raz held various management positions with PCI in the US including operation manager, engineering, procurement and president assistant. Between 1998 and 2012 Dr. Raz was also involved with the JV of BTI and PWA in Xian China. Between 1983 and 1995 Dr. Raz held management positions with BTL in Israel. Those positions included Quality and plant Management. Dr. Raz holds a B.Sc degree in Mechanical Engineering and an M.Sc degree in Material Science from the Technion Institute of Technology and a Phd. degree from La Salle University in the US.

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

Mr. Motty Katz has been appointed as Site manager and Chief Operations and Engineering Officer at Turbochrome Ltd. since October 2015. Prior to his appointment, Mr. Katz served as Operations and Engineering manager since 1994 till 2015. Prior to that, between the years 1986-1994 Mr. Katz served as Head of Engineering Department. Prior to that Mr. Katz worked as Chemical & Metallurgical Laboratory Manager (1983-1986). Prior to that Mr. Katz served as laboratory metallurgical engineer between the years 1979-1983. Prior to Turbochrome Mr. Katz served for 2 years (1977-1979) as researcher at Ben Gurion University as well as a lecturing and Lab Instructor. During his 37 years career with Turbochrome (formerly – Chromalloy Israel) Mr. Katz was in charge of developing the most advanced Turbochrome’s repair capabilities as well as development of manufacturing lines advanced products.  Mr. Katz holds a B.Sc in Materials Engineering and M.Sc in Materials Engineering from Ben-Gurion University, Israel.

Mr. Amos Malka was elected as a director by our Board of Directors in April 2016. Since 2008, Mr. Malka has been a Founder and Chairman of Nyotron Information Security Ltd., a privately-held cyber security provider based in Israel and in Silicon Valley. Since 2016, Mr. Malka is also serving as a Founder and Chairman of Spire Security Solutions Ltd., a security, intelligence and cyber security. From 2007 until 2015 Mr. Malka served as the Chairman of the Board and CEO of Logic Industries Ltd. From 2007 - 2010 he served as Chairman of the Board of Plasan Sasa LTD., an armored vehicle manufacturer. From 2005 - 2007 he served as the Chairman of the Board of Albar. Albar is one of the leading companies in the Israeli automobile sector. From 2002 - 2005 he served as the CEO of Elul Technologies Ltd., Israel's largest aerospace and defense business development and consulting company. Mr. Malka Retired from the IDF in 2002 at the rank of Major General, after 31 years of military career. He served as commander of the IDF Ground Forces Command, and later as Head of the Israeli Defense Intelligence, a post he held until his retirement in 2002. Mr. Malka holds B.A. in history from Tel Aviv University (1987), graduated from the IDF Staff & Command College (1979-80) and its National Defense Academy (1986-87).

Mr. Avi Shani has served as an external director since 2008 and is a member of TAT’s Audit Committee; in July 2014, Mr. Shani was re-elected to serve as an external director for a second three-year term. Mr. Shani is also serving as a director of Harel Sal, with Malibu investment and Ecommunity. From 2005 until 2008 Mr. Shani served as the CEO of TCM Mobile, a startup company, and prior to that, during years 2000 - 2004 he served as Executive Vice President Investments and Chief Economist of IDB Development, a leading Israeli holding company, in charge of new Investments. Mr. Shani holds a B.A degree in Economics and an MBA, both from Tel Aviv University.

Ms. Dafna Gruber was elected as al director by our Board of Directors in November 2013 Ms. Gruber is serving as the chief financial officer of Clal Industries Ltd., a private company, from October 2015. From April 2007 until April 2015, Ms. Gruber served as the chief financial officer of Nice Systems Ltd., a public company traded on NASDAQ and TASE. From 1996 until May 2007, Ms. Gruber was part of Alvarion Ltd., a public company traded on NASDAQ and TASE, mostly as chief financial officer.. Ms. Gruber serves as an external director at Nova Measuring systems Ltd.  a public company traded on NASDAQ and TASE, since April 2014. Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.

Mr. Jan Loeb was elected as a director by our Board of Directors in August 2009. Mr. Loeb has served as President of Leap Tide Capital Management, Inc., a capital investment firm, since 2007. From February 2005 through January 2007, he served as a portfolio manager of Amtrust Capital Management, Inc. From February 2004 through January 2005, Mr. Loeb was a Portfolio Manager for Chesapeake Partners, a capital investment firm. From January 2002 through December 2004, Mr. Loeb was a Managing Director of Jefferies & Company, Inc., an investment banking firm based in New York City. From 1994 through 2001, Mr. Loeb was a Managing Director of Dresdner Kleinwort and Wasserstein, Inc., an investment banking firm based in New York City, which was formerly known as Wasserstein Perella & Co., Inc. Mr. Loeb is the Chief Executive Officer of Acorn Energy Inc. a publicly traded company that among other assets owns an Israeli defense company.  Mr. Loeb graduated from Baruch College – City University of New York with a baccalaureate in Finance and Investments.

Mr. Ron Ben-Haim was elected as a director by our Board of Directors in August 2013. Mr. Ben-Haim has been a partner in FIMI since 2006. Mr. Ben Haim was previously with Compass Advisers, LLP, an investment banking firm based in New York and in Tel Aviv and with the Merrill Lynch Mergers & Acquisitions group in New York. Prior to Merrill Lynch, Mr. Ben-Haim worked at Teva Pharmaceuticals in production management. Mr. Ben-Haim holds a B.Sc. in industrial engineering from the Tel Aviv University and an MBA from New York University. Mr. Ben-Haim currently serves on the board of directors of Tadir-Gan Precision Products, Ltd., Nirlat Paints, Ltd., Alony, Ltd., Hadera Paper Ltd., Magal Security Systems, Ltd., Polyram Plastic Industries, Ltd., Rivulis Irrigation, Ltd., Oxygen and Argon Works, Ltd. and Overseas Commerce, Ltd.

Mr. Aviram Halevi was elected as an external director (within the meaning of the Israeli Companies Law) by our Board of Directors in November 2013. Mr. Halevi has been since 2011 the owner and CEO of Intel System Ltd., a provider of business intelligence services. Prior to that, from 2007 through 2010 Mr. Halevi served as the CEO of Terrogence Ltd., a producer of intelligence data for commercial markets. Mr. Halevi holds a B.Sc. in geology from Queens College (of City University of New York)  the University of Toronto and an MBA from Tel Aviv University.

Compensation

The following table sets forth all compensation TAT paid with respect to all of its directors and executive officers as a group for the year ended December 31, 2015.

	Salaries, fees, Commissions and bonuses	Other benefits
All directors and executive officers as a group (11 persons)	$1,460,000	$110,000

During the year ended December 31, 2015, TAT paid its directors, the fixed medium amounts permitted by law to an external director (within the meaning of the Israeli companies Law) which was a per meeting attendance fee of NIS 2,595 (approximately $665), plus an annual fee of NIS 69,680 (approximately $17,858).

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2015, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Itsik Maaravi, CEO (7)	$302,665	$-	$-	$8,431	$311,096
Tiko Gadot, CFO (6)	$199,100	$20,899	$-	$-	$219,999
Tamir Ziv, COO	$163,271	$22,282	$-	$6,995	$192,548
Yair Raz, CEO of Limco	$163,573	$18,780	$5,481	$9,664	$197,498
Todd Schwartz, CEO of Piedmont (6)	$170,231	$17,987	$-	$3,500	$191,718

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All executive officers listed in the table are or were full-time employees during 2015. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2015.

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

(4)	Amounts reported in this column refer to variable compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2015.
(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2015 with respect to equity-based compensation granted to the Covered Executive.

(6)	The executive is no longer engaged by the Company. Termination of engagement was during 2015.
(7)	Itsik Maaravi will step down from his position as CEO of the Company on April 30, 2016.

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

Election of Directors

Our articles of association provide for a board of directors consisting of such number of directors as may be determined from time to time at a general meeting of shareholders, provided that it shall be no less than two or more than eleven. Our board of directors is currently composed of six directors, including three independent directors, two of whom also qualify as external directors within the meaning of the Israeli Companies Law.

Pursuant to our articles of association and in accordance with the Israeli Companies Law, our directors (except the external directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting; in addition, directors (except for external directors) may be appointed by a vote of a majority of directors then in office. All our directors (except for external directors) hold office until the annual general meeting of shareholders succeeding their election (provided that if no directors are elected at the annual general meeting, the directors in office at the time such meeting was convened shall continue to hold their office) or until their earlier death, resignation, removal or other circumstances as set forth in the Israeli law.  All the members of our Board of Directors (except for external directors) may be reelected upon completion of their term of office.

The Israeli Companies Law requires the board of directors of a public company to determine a minimum number of directors with ‘‘accounting and financial expertise’’.  Our board of directors determined, accordingly, that at least two directors must have ‘‘accounting and financial expertise’’ as such term is defined by regulations promulgated under the Israeli Companies Law.

We are exempt from the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors since we are a controlled company within the meaning of NASDAQ Marketplace Rule 5615(c)(2).  See below in this Item 6. “Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for a Controlled Company.”

External  and Independent Directors

External  Directors. Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public or whose shares are listed in an authorized stock exchange (accordingly, such shares are considered as held by "the public") are required to appoint at least two external directors who meet the independence criteria set by the Israeli Companies Law.

A person is qualified to serve as an external  director only if he or she has “accounting and financial expertise” or “professional qualifications,” as such terms are defined by the Israeli Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005.  At least one of the external directors must have “accounting and financial expertise.”  Each of our external directors has “accounting and financial expertise.”

External directors are elected by a majority vote at a shareholders’ meeting.  In addition to the majority vote, the shareholder approval of the election of an external director must satisfy either of two additional tests:

•
The majority includes at least a majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the external directors (excluding a personal interest that is not related to a relationship with the controlling shareholders); or

•
The total number of shares held by non-controlling shareholders and disinterested shareholders that voted against the election of the external director does not exceed 2% of the aggregate voting rights of our company.

In general, external directors serve for a three-year term and may be reelected to two additional three-year terms by one of the following mechanisms: (1) the board of directors proposes the re-election of the nominee and the re-election is approved by the majority required for appointment of external directors for their initial term; or (2) a shareholder holding 1% or more of the company's voting rights proposes the re-election of the nominee, and the re-election is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders or those who have a personal interest in the nomination, provided that the aggregate votes cast in favor of the re-election by shareholders who are not controlling shareholders and do not have a personal interest in the nomination constitute more than 2% of the company's voting rights .

An external director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for that person’s appointment as external director no longer exist, or that the external director has violated his or her duty of loyalty to the company.  The resolution of the special general meeting of shareholders regarding the termination of office of an external director requires the same majority that is required for the election of an external director.  The court may order the termination of the office of an external director on the same grounds, following a motion filed by a director or a shareholder.  If an external directorship becomes vacant and as a result, there is less than two directors who serve as external directors in the company, the board of directors is required under the Israeli Companies law to convene a shareholders meeting immediately to appoint a new external director.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one external director and the audit committee must include all of the external directors.  An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Until the lapse of two years from termination of office, we may not engage an external director or his spouse or child, to serve as an office holder and cannot employ or receive services from these persons, either directly or indirectly, including through a corporation controlled by that person; and with regards to a related person (to a such external director) as defined in the Israeli Companies law which is not a spouse or child – until the lapse of one year from termination of office.

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

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  In general, the audit committee must consist of at least three directors and must include all of the external directors; a majority of the audit committee members must comply with the director independence requirements prescribed by the Israeli Companies Law. The audit committee may not include (i) the chairman of the board of directors, (ii) any director employed by the Company or by a controlling shareholder of the company (including a company which is controlled by the controlling shareholder), (iii) any director providing services to the company or to a controlling shareholder of the company (including to a company which is controlled by the controlling shareholder) on an ongoing basis, or (iv) a controlling shareholder or any of the controlling shareholder’s relatives.

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

Our audit committee consists of three members of our board of directors (including two external directors and one independent director) who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members.  Our board of directors has determined that each member of our audit committee qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.  The audit committee meets at least once each quarter.

Compensation Committee

Under the Israeli Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must consist of at least three directors, include all of the external directors (including one external director serving as the chair of the compensation committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Israeli Companies Law.  Similar to the rules that apply to the audit committee, the compensation committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives.  Individuals who are not permitted to be compensation committee members may not participate in the committee’s meetings other than to present a particular issue; provided, however, that an employee that is not a controlling shareholder or relative may participate in the committee’s discussions but not in any vote, and the company’s legal counsel and corporate secretary may participate in the committee’s discussions and votes if requested by the committee.

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

Our compensation committee consists of our two external directors and an independent director under the respective requirements of the SEC and NASDAQ and complies with the Israeli Companies Law criteria for compensation committee members.

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

Chairman of the Board
Under the Israeli Co
mpanies Law, the general manager of a company (or a relative of the general manager) may not serve as the chairman of the board of directors, and the chairman of the board of directors (or a relative of the chairman of the board of directors) may not serve as the general manager, unless approved by the shareholders by a special majority vote prescribed by the Israeli Companies Law.  The shareholder vote cannot authorize the appointment for a period of longer than three years, which period may be extended from time to time by the shareholders with a similar special majority vote.  The chairman of the board of directors shall not hold any other position with the company (except as general manager if approved in accordance with the above procedure) or in any entity controlled by the company, other than as chairman of the board of directors of a controlled entity, and the company shall not delegate to the chairman duties that, directly or indirectly, make him or her subordinate to the general manager.

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

Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders

The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. An office holder, who did not disclose his or her personal interests, will be deemed as breaching his or her fiduciary duties. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business or other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, brother or sister, parent, grandparent, child as well as brother, sister or parent of such person's spouse or the spouse of any of the above, or by any corporation in which the office holder or his relative (as defined in the Israeli Companies Law) is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

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

Under the regulations promulgated under the Israeli Companies Law, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company or if the directors’ compensation does not exceed the maximum amount of compensation for external directors determined by applicable regulations. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

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

The Company Target shall be determined in accordance with pre-determined targets of sales budget, gross profit and EBITDA, all in accordance with the Company’s annual budget.

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

The CEO is not entitled to receive a cash bonus for fiscal year 2015, as he did not achieve the targets pre-determined by TAT.

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

In accorance with the Israeli Companies Law, a company’s articles of association may permit the company to:

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

We maintain a directors’ and officers’ liability insurance policy with a per claim and aggregate coverage limit of $25 million, including legal costs incurred in Israel.  In addition, our audit committee, board of directors and shareholders resolved to indemnify our office holders, pursuant to a standard indemnification agreement that provides for indemnification of an office holder in an aggregate amount not to exceed 25% of our equity capital (net worth). To date, we have provided letters of indemnification to all of our officers and directors.

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

C.              Employees

As of December 31, 2015, we and our subsidiaries employed 623 employees, of whom 510 were employed in manufacturing and quality control, 39 were employed in engineering and research and development and 74 were employed in administration, sales and marketing. Of such employees, 308 were located in Israel and 315 were employed by Limco and Piedmont and located in the United States.

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

Limco-Piedmont sponsors a 401(K) QACA safe harbor profit sharing plan covering substantially all of its employees. The plan requires the employer to contribute a match which is currently done on a payroll period basis, matching 100% of the first 2% and 50% of the next three percentage. In addition, the plan allows for a discretionary qualified non-elective contribution for the plan year.

D.              Share Ownership

Beneficial Ownership of Executive Officers and Directors

Except as set forth under ‘Stock Option Plans’ and in item 7A below, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

Stock Option Plans

In November 2011, our audit committee and board of directors approved a stock option plan (the “Plan”), which was subsequently approved by the Company’s shareholders, on June 28, 2012.  According to the plan an aggregate of 380,000 options exercisable into up to 380,000 Ordinary shares, 0.9 NIS par value, of the Company may be granted to certain members of our board of directors and certain senior executives in TAT at an exercise price not less than the fair market value of the shares covered by the option on the date of grant. The options vest over a three-year period (one-third each year), but the vesting of 50% of the Options is subject, in addition, to certain minimum shareholders' equity. Pursuant to the Plan, any options that are cancelled or not exercised within the option period will become available for future grants.  Our board of directors has elected to allot options to Israeli employees under Israel’s capital gain tax treatment.

As of December 31, 2015, options to purchase 277,500 ordinary shares were outstanding under the Plan, exercisable at an average exercise price of $7.6 per share.  No options were exercised during 2015.

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

The following table sets forth certain information as of April 18, 2016, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

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

(2)	The percentages shown are based on 8,828,444 ordinary shares issued and outstanding as of April 18, 2016 (net of 274,473 dormant shares).

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 18, 2016, there were 39 holders of record of our ordinary shares, of which 34 record holders holding less than 1.0% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 69% of our outstanding ordinary shares as of such date.

B.              Related Party Transactions

Not applicable.

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

B.              Significant Changes

In March 11, 2015, Piedmont Aviation Component Services, LLC , an indirect subsidiary of TAT, entered into an agreement to sell 237,932 shares of Class B Common Stock of FAvS representing 23.18% of FAvS' share capital and its entire holdings (16,253) of FAvS' Series A Preferred stock. The purchase price for the Class B Shares is $8.40 per Class B Shares, for an aggregate purchase price of $1,999, and the purchase price for the Series A Preferred stock is $100 per Preferred Share, for an aggregate purchase price of $1,625. The total gain from the sale of FAvS' stock is $1,198. The company owns 4.9% of FAvS’ after the transaction.

On October 19, 2015, the company completed the acquisition for acquires 100% of Turbochrome Ltd. shares for approximately US$ 3.5 million (subject to certain price adjustments). The acquisition was funded through cash on hand. TAT shall pay additional amounts of up to US$ 2 million in the event that Turbochrome Ltd. meets certain annual revenue targets in 2015 and 2016. Turbochrome Ltd., located in Kiryat Gat, Israel, specializes in overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps. In connection with the acquisition, the company recognized a bargain purchase gain of $4.8 million in the Consolidated Statement of Operations for the year ended December 31, 2015. The bargain purchase gain is a result of the excess of the estimated fair value of the assets and liabilities acquired over the purchase price.

On November 25, 2015, the company signed an agreement with Engineering Holding of Moscow, Russia,   to establish a new maintenance facility for heat exchangers. The new company, TAT-Engineering LLC, is based in Novosibirsk’s Tolmachevo airport. TAT - Engineering, LLC shall provide services of minor repair, overhaul and recore of aviation heat transfer products. According to the joint venture agreement TAT owns 51% of TAT-Engineering LLC's shares and the remaining 49% are held by Engineering. The new entity was established in January 2016, and there is no activity related to TAT-Engineering LLC in 2015.

Item 9.                 The Offer and Listing

A.              Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low sales prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market(1)		Tel Aviv Stock Exchange
	High	Low	High		Low
Fiscal Year Ended December 31, 2004	9.80	6.21		—		—
Fiscal Year Ended December 31, 2005	9.35	5.25	NIS	35.50	NIS	29.70
Fiscal Year Ended December 31, 2006	19.52	5.92		82.10		30.25
Fiscal Year Ended December 31, 2007	28.18	11.37		116.70		47.68
Fiscal Year Ended December 31, 2008	12.24	3.62		53.00		15.52
Fiscal Year Ended December 31, 2009	9.13	3.95		33.90		16.53
Fiscal Year Ended December 31, 2010	9.38	5.19		37.36		18.30
Fiscal Year Ended December 31, 2011	6.32	4.20		22.19		15.68
Fiscal Year Ended December 31, 2012	6.05	3.64		23.42		14.81
Fiscal Year Ended December 31, 2013	8.05	5.58		28.93		20.60
Fiscal Year Ended December 31, 2014	8.54	5.85		30.13		23.28
Fiscal Year Ended December 31, 2015	7.76	6.11		29.65		24.26

(1) On June 24, 2009 TAT’s ordinary shares began trading on the NASDAQ Global Market.

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low sales prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High		Low
2014
First Quarter	8.54	7.95	NIS	30.13	NIS	27.22
Second Quarter	8.39	7.47		29.63		24.87
Third Quarter	8.00	7.10		28.88		24.01
Fourth Quarter	7.47	5.85		27.78		23.28

2015
First Quarter	7.03	6.11	NIS	27.98	NIS	24.26
Second Quarter	7.03	6.57		28.13		25.2
Third Quarter	7.23	6.28		28.00		24.61
Fourth Quarter	7.76	6.5		29.65		26.72

2016
First Quarter	7.45	6.74	NIS	28.3	NIS	27.42

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low sales prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High		Low
October 2015	7.2	6.5	NIS	27.99	NIS	27.00
November 2015	7.76	6.72		29.57		26.72
December 2015	7.47	6.86		29.65		27.35
January 2016	7.45	6.4		28.1		26.87
February 2016	7.14	6.57		27.69		26.67
March 2016	7.09	6.8	NIS	27.57	NIS	26.41

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

Pursuant to the Israeli Companies Law and our articles of association, our directors (other than external directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our board of directors (except the external directors) may be reelected upon completion of their term of office.  For information regarding the election of external directors, see Item 6. “Directors, Senior Management and Employees – Board Practices — Election of Directors.”

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

Annual and Extraordinary Meetings

Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. The agenda of the annual meeting includes discussing the financial statements and the report of the board of directors and may also include the appointment of directors and independent auditors as well as other issues. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required.  Our board of directors may, at its discretion, convene additional meetings as “special general meetings”. With respect to “special general meetings" notice of at least 35 days prior to the date of the meeting is required.  In addition, the board must convene a special general meeting upon (1) the demand of two of the directors or 25% of the nominated directors; and (2) one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.  See Item 10B. “Additional Information - Memorandum and Articles of Association - Rights Attached to Shares - Voting Rights.”

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

D.              Taxation

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income (including capital gains). The regular corporate tax rate for Israel is 26.5% for the year ended December 31, 2014 and 2015, and 25% for the year ended December 31, 2013. As of 2016 the regular corporate tax rate is set to be 25%.

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

We have derived a material portion of our operating income from our approved enterprise and beneficiary enterprise facilities.  We were therefore eligible for a tax exemption for a limited period on undistributed approved enterprise and beneficiary enterprise income.  We intend to reinvest the entire amount of our tax-exempt income and not to distribute this income as a dividend.

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

Additional amendments to the Investment Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to previous years’ incentives that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Approved Enterprise) would enjoy further reduced tax rates for a period of ten years of 5% in Zone A and 8% elsewhere. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

Under the transitional provisions of the 2011 Amendment, the Company elects to irrevocably implement the 2011 Amendment with respect to its existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment.

Under a more recent amendment to the Investment Law, announced in August 2013, beginning in 2014, dividends paid out of income attributed to a Preferred Enterprise will be subject to a withholding tax rate of 20% (instead of 15%). In addition, tax rates under the Preferred Enterprise were also raised effective as of January 1, 2014 to 9% in Zone A and 16% elsewhere (instead of the 6% and 12%, respectively).

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

Taxation of Dividends Paid on our Ordinary Shares

Taxation of Israeli Shareholders

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 25%, or 30% for a shareholder that is considered a material shareholder (within the meaning of the Israeli Income Tax Ordinance) at any time during the 12-month period preceding such distribution.  Dividends paid on our ordinary shares to Israeli companies are generally exempt from such tax.

Dividends paid to Israeli individuals from income derived from any of our approved enterprises or beneficiary enterprises are subject to tax, which is withheld at the source, at the rate of 15%. Dividends paid to Israeli Individuals from income derived from any of our preferred enterprises are subject to tax, which is withheld at the source, at the rate of 20%. In general, dividends paid to Israeli companies are not subject to withholding tax. It should be mentioned that we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability to those tax rates.

Taxation of Non-Israeli Shareholders

Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends. As of January 1, 2012, on distributions of dividends by an Israeli company to non-Israeli shareholders, other than bonus shares and stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. As aforesaid, dividends derived from any of our income generated by an Approved Enterprise (or Benefited Enterprise) are subject to withholding tax at a rate of 15%, and dividends derived from any of our income generated by a Preferred Enterprise are subject to withholding tax at a rate of 20%.

Under the U.S.-Israel Tax Treaty, the maximum withholding tax on dividends paid to a holder of shares who is a treaty U.S. resident is 25%, or 15% if the dividends are generated by an Approved Enterprise (or Benefited Enterprise or Preferred Enterprises). However, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise (or Benefited Enterprise or Preferred Enterprises) and not more than 25% of our gross income consists of interest or dividends, then such tax rate is reduced to 12.5% for a non-resident that is a U.S. corporation and holds 10% or more of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and during the whole of its prior tax year.

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

E.               Dividends and Paying Agents

Not applicable.

F.               Statement by Experts

Not applicable.

G.              Documents on Display

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

H.              Subsidiary Information

Not applicable.

Item 11.                   Quantitative and Qualitative Disclosures about Market Risk

We do not own and have not issued any market risk sensitive instruments about which disclosure is required to be provided pursuant to this Item.

Effects of Currency Exchange Fluctuations

Our financial statements are stated in dollars, while a portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. The company entered into Forward transactions in order to minimize its currency risk from expenses paid in NIS.  Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. As a result, our operations may be affected by fluctuations of the U.S. dollar/NIS exchange rate. During 2013 the NIS appreciated against the U.S. dollar by 7.5%. Such trend was continued through the end of 2014, during which the NIS appreciated by additional 12% by the end of 2014. During 2015 the exchange rates between the NIS and the U.S. dollar have not changed materially. We estimate that a devaluation of 1% of the U.S. dollar against the NIS would result in a decrease of approximately $220,000 in our operating income.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2015, our internal control over financial reporting is effective.

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

	Year Ended December 31,
Services Rendered	2015	2014
Audit (1)	$219,000	$193,000
Tax (2)	80,000	40,000
Total	$299,000	$233,000

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

PART III

Item 17.        Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

Item 18.                 Financial Statements

Consolidated Financial Statements of the Company

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3-F-4
Consolidated Statements of Operations	F-5-F-6
Consolidated Statements of Comprehensive Income	F-7
Consolidated Statements of Changes in Shareholders Equity	F-8
Consolidated Statements of Cash Flows	F-9
Notes to Consolidated Financial Statements	F-11

Item 19.        Exhibits

The following exhibits are filed as a part of this Annual Report:

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (filed herewith) (8)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	2012 Stock Option Plan (7)

4.2	Agreement dated February 10, 2000, by and between the Registrant and TAT Industries Ltd. (English summary translation) (2)

4.3	English translation of Share Sales Agreement, dated March 27, 2008, by and between the Registrant and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.4	English translation of Shareholders’ Agreement, dated May 21, 2008, by and between the Registrant, Tat Industries Ltd. and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.5
English translation of Amendment to the Share Sales and Options Agreement and the Shareholders’ Agreement, dated May 21, 2008, by and between the Registrant, Tat Industries Ltd. and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.6	English translation of Share Sales Agreement dated April 15, 2008, by and between the Registrant and Mivtach Shamir Investments (1993) Ltd. (5)

4.7	Agreement and Plan of Merger dated April 3, 2009 by and between the Registrant, Limco-Piedmont, Inc. and LIMC Acquisition Company (4)

4.8	TAT's Executive and Directors Compensation Policy (8)

4.9	Form of Officers Indemnification Undertaking (8)

5.0	Report of Independent Registered Public Accounting Firm

8	List of Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of independent registered public accounting firm

14.2	Consent of Independent Registered Public Accounting Firm
_________________

(1)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1992, and incorporated herein by reference.

(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1999, and incorporated herein by reference.

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

(4)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-4 filed on May 7, 2009 and incorporated herein by reference.

(5)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

(6)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(7)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.

(8)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, and incorporated herein by reference.

(8)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAT TECHNOLOGIES LTD.

By:	/s/ Guy Nathanzon
Guy Nathanzon
Chief Financial Officer (Principal Accounting Officer)

Date: April 20, 2016

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders of
TAT Technologies Ltd.

We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. and its subsidiaries  as of December 31, 2015 and 2014, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of First Aviation Services Inc., an equity method investee through March 2015, as of December 31, 2014 and for the years ended December 31, 2014 and 2013. The First Aviation Services Inc. financial statements audited by other auditors were prepared on a "historical" basis (prior to basis adjustments primarily related to impairment charges recorded by the Company) and reflect total net assets of $8,935,000 as of December 31, 2014 and total net income of $727,000 and $3,158,000 for the years ended December 31, 2014 and 2013 , respectively (subsequently adjusted by the Company to net assets of $2,556,000 and net income of $267,000, and $1,025,000 respectively, to reflect the share in the results of First Aviation Services Inc. and other adjustments primarily related to impairment charges recorded by the Company). We audited the adjustments necessary to convert the “historical” basis financial statements of First Aviation Services Inc. to the basis reflected in the Company’s consolidated financial statements. The First Aviation Services Inc. financial statements were audited by other auditors (whose report thereon dated March 4, 2015 expressed an unqualified opinion on those financial statements) has been furnished to us, and our opinion expressed herein, insofar as it relates to the historical amounts included for First Aviation Services Inc., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TAT Technologies Ltd. and its subsidiaries at December 31, 2015 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for the classification of deferred taxes in the consolidated balance sheets due to the adoption of ASU 2015-17, Balance Sheet Classification of Deferred Taxes.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
April 20, 2016	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	December 31,
	2015	2014
		(Revised)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,688	$22,894
Short-term bank deposits	8,122	5,089
Accounts receivable, net	19,151	15,657
Other current assets and prepaid expenses	3,025	2,604
Inventory, net	36,664	35,477

Total current assets	85,650	81,721

NON-CURRENT ASSETS:
Investment in First Aviation Services Inc.	169	2,556
Funds in respect of employee rights upon retirement	2,626	2,496
Deferred income taxes	890	879
Intangible assets, net	1,314	-
Property, plant and equipment, net	18,934	11,524
Total non-current assets	23,933	17,455

Total assets	$109,583	$99,176

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands, except share data

	December 31,
	2015	2014
		(Revised)
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	$7,022	$5,886
Accrued expenses	7,815	5,060

Total current liabilities	14,837	10,946

NON CURRENT LIABILITIES:
Other long-term liabilities	189	34
Liability in respect of employee rights upon retirement	2,871	2,655
Deferred income taxes	262	-

Total non-current liabilities	3,322	2,689

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 12)

Total liabilities	18,159	13,635

EQUITY:
Ordinary shares of NIS 0.9 par value : Authorized: 10,000,000 shares at December 31, 2015 and 2014; Issued: 9,082,817 shares at December 31, 2015 and 2014; Outstanding: 8,808,344 shares at December 31, 2015 and 2014	2,793	2,793
Additional paid-in capital	64,529	64,491
Treasury shares, at cost, 274,473 shares at December 31, 2015 and 2014	(2,088)	(2,088)
Accumulated other comprehensive loss	(4)	-
Retained earnings	26,194	20,345
Total shareholders' equity	91,424	85,541

Total liabilities and shareholders' equity	$109,583	$99,176

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands

	Year ended December 31,
	2015	2014	2013
		(Revised)	(Revised)
Revenue:
Products	$31,339	$31,363	$34,364
Services	54,268	49,363	45,187
	85,607	80,726	79,551
Cost of revenue:
Products	24,466	23,616	25,143
Services	47,476	40,906	36,600
	71,942	64,522	61,743

Gross profit	13,665	16,204	17,808

Operating expenses:
Research and development, net	890	1,070	713
Selling and marketing	2,903	3,203	3,150
General and administrative	8,469	8,123	8,668
Other expenses (income)	631	(11)	(20)
Gain on bargain purchase	(4,833)	-	-

	8,060	12,385	12,511

Operating income	5,605	3,819	5,297

Financial expenses	(1,262)	(2,510)	(947)
Financial income	913	1,216	897

Income from continuing operations before taxes on income	5,256	2,525	5,247

Taxes on income	644	1,360	1,041

Income from continuing operations before equity investment	4,612	1,165	4,206

Share in results of equity investment of affiliated company	1,237	267	1,025

Net income from continuing operations	5,849	1,432	5,231

Net loss from discontinued operations, net of tax	-	-	(2,429)

Net income attributable to TAT Technologies Ltd. shareholders	$5,849	$1,432	$2,802

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands, except share and per share data

	Year ended December 31,
	2015	2014	2013
		(Revised)	(Revised)
Basic and diluted income per share:
Net income from continuing operations per share attributable to controlling interest	$0.66	$0.16	$0.60
Loss from discontinued operations per share attributable to controlling interest	-	-	(0.28)
	$0.66	$0.16	$0.32

Weighted average number of shares outstanding:
Basic	8,808,344	8,805,495	8,799,237
Diluted	8,810,689	8,826,542	8,808,920

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S dollars in thousands

	Year ended December 31,
	2015	2014	2013
		(Revised)	(Revised)
Net income	$5,849	$1,432	$1,760
Other comprehensive income, net
Currency translation adjustments	-	429	668
Net unrealized losses from derivatives	(5)	-	-
Reclassification adjustments for gains included in net income	1	-	-
Total other comprehensive income	(4)	429	668

Total comprehensive income	$5,845	$1,861	$2,428

Comprehensive loss attributable to non-controlling interest	-	-	842
Comprehensive income attributable to shareholders	$5,845	$1,861	$3,270

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings (revised)	Non-controlling interest	Total equity (revised)

BALANCE AT DECEMBER 31, 2012	9,073,043	$2,790	$64,410	$(897)	$(2,088)	$18,111	$2,803	$85,129
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2013:
Comprehensive income (loss)	-	-	-	468	-	2,802	(842)	2,428
Share based compensation	-	-	3	-	-	-	-	3
Exercise of options	6,666	2	41	-	-	-	-	43
BALANCE AT DECEMBER 31, 2013	9,079,709	$2,792	$64,454	$(429)	$(2,088)	$20,913	$1,961	$87,603
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2014:
Comprehensive income	-	-	-	429	-	1,432	-	1,861
Share based compensation	-	-	38	-	-	-	-	38
Exercise of option	3,108	1	(1)	-	-	-	-	-
Dividend distributed	-	-	-	-	-	(2,000)	-	(2,000)
Sale of subsidiary	-	-	-	-	-	-	(1,961)	(1,961)
BALANCE AT DECEMBER 31, 2014	9,082,817	$2,793	$64,491	$-	$(2,088)	$20,345	$-	$85,541
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015:
Comprehensive income (loss)	-	-	-	(4)	-	5,849	-	5,845
Share based compensation	-	-	38	-	-	-	-	38
BALANCE AT DECEMBER 31, 2015	9,082,817	$2,793	$64,529	$(4)	$(2,088)	$26,194	-	$91,424

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income attributable to TAT Technologies Ltd. shareholders	$5,849	$1,432	$2,802
Net loss from discontinued operations	-	-	2,429
Income from continuing operations	5,849	1,432	5,231

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,781	2,069	1,859
Exchange differentials of loans	-	(1)	23
Write down of inventory	-	-	67
Gain (loss) on sale of property, plant and equipment	-	10	(20)
Gain from change in fair value of derivatives	10	-	(27)
Interest from short-term bank deposits and restricted deposits	(33)	(128)	(11)
Provision for doubtful accounts	206	-	17
Share in results and sale of equity investment of affiliated company	(1,237)	(267)	(1,025)
Share based compensation	38	38	3
Gain on bargain purchase	(4,833)	-	-
Liability in respect of employee rights upon retirement	28	(485)	286
Deferred income taxes, net	(21)	1,229	71
Changes in operating assets and liabilities:
Amounts due to (from) related parties, net	-	5	(63)
Decrease (increase) in trade accounts receivable	(2,375)	2,730	(1,001)
Decrease (increase) in other current assets and prepaid expenses	(85)	(833)	1,195
Decrease (increase) in inventory	(571)	(6,009)	679
Increase (decrease) in trade accounts payable	436	(509)	278
Increase (decrease) in accrued expenses	525	(715)	(417)
Increase (decrease) in other long-term liabilities	15	(24)	58
Net cash provided by (used in) operating activities	733	(1,458)	7,203

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of subsidiary (A)	-	2,176	-
Acquisitions of subsidiary, net of cash acquired in the amount of $1,164 (see note 3a)	(1,796)	-	-
Proceeds from sale of equity investment of affiliated company	3,624	-	-
Funds in respect of employee rights upon retirement	8	352	(48)
Proceeds from sale of property and equipment	9	19	51
Purchase of property and equipment	(3,315)	(3,021)	(2,240)
Investment in short-term deposit	(8,109)	-	-
Maturities of short-term deposits	5,109	5,098	-
Proceeds released from restricted deposits	-	-	2,307
Net cash provided by (used in) investing activities	$(4,470)	$4,624	$70

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	-	$(883)	$(2,286)
Dividend paid	-	(2,000)	-
Repayments of short-term loans	(469)	(26)	(719)
Short-term credit received from a bank	-	-	26
Exercise of options	-	-	43
Net cash used in financing activities	(469)	(2,909)	(2,936)

CASH FLOWS FROM DISCONTINUED OPERATIONS:
Cash provided by operating activities of discontinued operations	-	-	685
Cash provided by investing activities of discontinued operations	-	-	(31)
Cash used in financing activities of discontinued operations	-	-	(304)
Effect of exchange rate changes on cash and cash equivalents of discontinued operations	-	-	164
Net cash provided by discontinued operations	-	-	514

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,206)	257	4,851
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	22,894	22,637	17,786

CASH AND CASH EQUIVALENTS AT END OF YEAR	18,688	22,894	22,637
LESS – CASH AND CASH EQUIVALENT OF DISCONTINUED OPERATIONS AT END OF YEAR	-	-	2,823
CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS AT END OF YEAR	$18,688	$22,894	$19,814

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOW:
Purchase of property, plant and equipment on credit	$76	$44	$590

Supplemental disclosure of cash flow information:
Interest paid	$(4)	$(15)	$(89)
Income taxes paid	$(1,321)	$(571)	$(961)
Income taxes refunds	$613	$613	$1,383

(A) Proceeds from sale of subsidiary
Assets held for sale (excluding cash in the amount of $2,823)	-	7,136	-
Liabilities held for sale	-	(3,428)	-
Non-controlling interest	-	(1,532)	-
	$-	$2,176	$-

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

a.
TAT has the following wholly-owned subsidiaries: Limco-Piedmont Inc. (“Limco-Piedmont”),  Turbochrome Ltd. (“Turbochrome”) and TAT Gal Inc. (“TAT Gal”).  Additionally the Company holds 51% of, TAT-Engineering LLC (“TAT-Engineering”), hereinafter collectively referred to as the “Group”. TAT is principally engaged in the following activities:

•	Design, development, manufacture and sale of a broad range of heat transfer equipment and solutions;
•	Remanufacture, overhaul and repair of heat transfer equipment;
•	Maintenance, repair and overhaul of auxiliary power units, landing gears and related components;
•	overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes, afterburner flaps and other components;

The products developed, repaired, and maintained by the Group are primarily used for airborne systems on commercial and military aircrafts as well as for defense ground systems.

b.
On March 11, 2015, Piedmont Aviation Component Services, LLC , an indirect subsidiary of TAT, entered into an agreement to sell 237,932 shares of Class B Common Stock of First Aviation Services Inc. ("FAvS") representing 23.18% of FAvS' share capital and its entire holdings (16,253) of FAvS' Series A Preferred stock (see note 3). After the transaction the company owns 4.9% of FAvS’ shares.

c.
On October 19, 2015, the company acquired 100% of Chromalloy Israel Ltd.. Following the completion of the transaction, Chromalloy Israel changed its name to Turbochrome Ltd. (“Turbochrome Ltd.”) see also note 3.

d.
On November 25, 2015, the company signed an agreement with Engineering Holding of Moscow, Russia (“Engineering”), to establish a new maintenance facility for heat exchangers. The new company, TAT-Engineering LLC, will be based in Novosibirsk’s Tolmachevo airport. TAT - Engineering, LLC shall provide services of minor repair, overhaul and recore of aviation heat transfer components. According to the agreement 51% of the shares will be held by the company and the remaining 49% will be held by Engineering. The accounting treatment will be based on the equity method due to the participation rights given to Engineering. The new entity was established in January 2016, and there is no activity related to TAT-Engineering LLC in 2015.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -           SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Presentation

The Group's financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

b.	Use of estimates in the preparation of financial statement

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

As applicable to these financial statements, the most significant estimates and assumptions relate to: recoverability of inventory, provision for doubtful accounts, purchase price allocation on acquisition, income taxes, impairment of long-lived assets, revenue recognition generated from long-term contracts and contingent consideration.

c.	Functional currency

The majority of the Group revenues are generated in U.S. dollars ("dollars") and a substantial portion of the Group costs are incurred in dollars. In addition, a significant portion of the TAT and Turbochrome financing has been obtained in dollars. Accordingly, the dollar is the currency of the primary economic environment in which the Group operates and accordingly its functional and reporting currency is the dollar.

Transactions and balances originally denominated in dollars are presented at their original amounts.  Balances in currencies other than the U.S. dollar are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively.  For non-dollar transactions and other items in the statements of income (indicated below), the following exchange rates are used: (i) for transactions – exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, etc.) – historical exchange rates.  Currency transaction gains and losses are carried to financial income or expenses, as appropriate.

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

e.	Cash and Cash equivalents

All highly liquid investments, which include short-term bank deposits and money market accounts, that are not restricted as to withdrawal or use, and short-term debentures, the period to maturity of which do not exceed three months at the time of investment, are considered to be cash equivalents.

f.	Short-term bank deposits

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits bear interest at an average annual rate of approximately 0.6% in both 2015 and 2014.

g.	Accounts receivable, net

The Group’s accounts receivable balances are due from customers primarily in the airline and defense industries. Credit is extended based on evaluation of a customer’s financial condition and generally, collateral is not required. Trade accounts receivable from sales of services and products are typically due from customers within 30 - 90 days. Trade accounts receivable balances are stated at amounts due from customers net of a provision for doubtful accounts. Accounts outstanding longer than their original contractual payment terms are considered past due. The Group determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Group’s previous loss history from such customers, the customer’s current ability to pay its obligation to TAT and the condition of the general economy and the industry as a whole. The Group writes-off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited against earnings. The provision for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

h.	Inventory

Inventory is measured at the lower of cost or market.

Inventories include raw materials, parts, work in progress and finished products.
Cost of raw material and parts is determined using the “moving average” basis. Cost of work in progress and finished products is calculating based on actual costs Capitalized production costs components, mainly labor and overhead, is determine on average basis over the production period.

If actual market prices are less favorable than those projected by management, inventory write-downs may be required. Once written-down, a new lower cost basis for that inventory is established.

Since the Group sells products and services related to airplane accessories for airplanes that can be in service for 20 to 50 years, it must keep a supply of such products and parts on hand while the airplanes are in use. The Group writes down its inventory for estimated obsolescence and unmarketable inventory equal to the difference between the cost of inventory and estimated market value based upon assumptions for future demand and market conditions.

i.	Property, plant and equipment

Property, plant and equipment are stated at cost, after deduction of the related investment grants, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

years

Buildings	7 - 39
Machinery and equipment	3 - 17
Motor vehicles	6 - 7
Office furniture and equipment	3 - 17
Software	5

Leasehold improvements are included in buildings and amortized using the straight line method over the period of the lease contract, or the estimated useful life of the asset, whichever is shorter.

j.	Grants from Office of the Chief Scientist of Israel ("OCS"):

Grants received from the OCS for approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction from research and development expenses.  Due the fact that the Company is defined as a "Traditional Industry Company", under the OCS regulations, these grants are non-royalty bearing.

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

The Group reviews this investment for impairment whenever events indicate the carrying amount may not be recoverable. See note 3(b).

l.	Identified intangible assets

Identifiable intangible assets are comprised of definite lived intangible. Definite lived intangible assets consist mainly of customer relationships.
Definite lived intangible assets are amortized using the straight-line method over their estimated period of useful life which is determined by identifying the period in which
Substantially all of the cash flows are expected to be generated. Amortization of customer relationships is recorded under marketing and selling expenses.

m.	Impairment of long-lived assets

Long-lived assets, including definite life intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized and the assets (or asset group) would be written down to their estimated fair values (see also notes 6 and 9).

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

Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passed) to the customer. Management provides for losses as soon as a loss is expected for the remaining portion of such contracts. For the years ended December 31, 2015, 2014 and 2013, no losses have been recognized for such fixed price contracts.

Revenues from MRO services are generally recognized when services are completed and the item is shipped back to the customer. In cases in which contracts require exchanging a defective landing gear for a restored gear, the non-refundable minimum amounts from these contracts are recognized on the exchange date (delivery of the product has occurred), and any additional amounts billed to the customer for excess hours of repair, are recognized when the customer approve the price for these additional services.

Revenues from maintenance contracts are recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. The Group estimates the costs that are expected to be incurred based on its historical experience. The costs incurred related to the maintenance contracts are not incurred on a straight-line basis, as the timing to provide the maintenance services is dependent on when parts under these contracts require maintenance. Therefore, the Group accrues revenue as costs are incurred. These contracts are reviewed on a timely basis and adjusted (if required) based on total expected cost.

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

The Group estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time revenue is recognized. The Group periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

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

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, derivatives and accounts receivable.

Cash and cash equivalents are deposited with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's cash and cash equivalents are financially sound. Accordingly, minimal credit risk exists with respect to these financial instruments.

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

Income taxes are accounted for in accordance with ASC 740 "Income Taxes". This statement prescribes the use of the asset and liability method, whereby deferred tax assets and liabilities account balances are determined based on temporary differences between financial reporting and tax basis of assets and liabilities and for tax loss carry-forwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, see note 15(h).

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

The Group did not provide for deferred taxes attributable to dividend distribution out of retained tax-exempt earnings from "Approved/Benefited Enterprise" plans (see note 15(a)), since it intends to permanently reinvest them and has no intention to declare dividends out of such tax exempt income in the foreseeable future. Management considers such retained earnings to be essentially permanent in duration.  The payment of dividend in 2014 was paid from earnings from regular income of the Israeli company.

Results for tax purposes for TAT’s Israeli subsidiaries are measured and reflected in NIS and for TAT’s U.S. subsidiaries are measured and reflected in U.S. dollars. As explained in (b) above, the consolidated financial statements are measured and presented in U.S. dollars. In accordance with ASC 740, TAT has not provided deferred income taxes on the differences resulting from changes in exchange rate and indexation.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

v.	Income taxes (cont.)

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

w.	Discontinued operations

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

x.	Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of shares of the Company's Ordinary Shares, par value NIS 0.9 per share outstanding for each period.

Diluted earnings per share are calculated by dividing the net income by the fully-diluted weighted-average number of ordinary shares outstanding during each period.  Potentially dilutive shares include outstanding options granted to employees.

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

z.	Comprehensive income

Comprehensive income in 2015 includes, in addition to net income or loss, gains and losses of derivatives (net of related taxes where applicable). In 2014 and 2013, comprehensive income includes, currency translation adjustments that were related to the subsidiary that was sold in 2014. See also note 5.

Reclassification adjustments for gain or loss of derivatives are included in the relevant line item in operating expenses based on the employees function in the statement of income. See also note 2 (cc).

aa.	Business Combinations

When the Company acquires a business, the purchase price is allocated based on the fair value of tangible assets and identifiable intangible assets acquired, and liabilities assumed. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Goodwill as of the acquisition date is measured as the residual of the excess of the consideration transferred, plus the fair value of any noncontrolling interest in the acquiree at the acquisition date, over the fair value of the identifiable net assets acquired. If the fair value of the net assets acquired exceeds the purchase price, the resulting bargain purchase is recognized as a gain in the consolidated statement of operations. The Company generally engages independent, third-party appraisal firms to assist in determining the fair value of assets acquired and liabilities assumed. Such a valuation requires management to make significant estimates, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates are inherently uncertain. For all acquisitions, operating results are included in the consolidated statement of operations from the date of acquisition.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -           SIGNIFICANT ACCOUNTING POLICIES (CONT)

bb.	Contingencies

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

Management applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the  estimated liability is recorded as accrued expenses in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material are disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

cc.	Derivatives and hedging

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company’s exposure in currencies other than the U.S. dollar. The Company recognizes derivative instruments as either assets or liabilities and measures those instruments at fair value. For derivative instruments that are designated and qualify as a cash-flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the anticipated transaction in the same period or periods during which the hedged transaction affects earnings.  The ineffective portion of a derivative designated as a cash flow hedge is recognized in "financial expense (income), net". If a derivative does not meet the definition of a cash flow hedge, the changes in the fair value are included in "financial expense (income), net".

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -           SIGNIFICANT ACCOUNTING POLICIES (CONT)

dd.	Recently Issued Accounting Principles:

(1)
During November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes. ASU 2015-17 provides presentation requirements to classify deferred tax assets and liabilities as noncurrent in a classified statement of financial position. The standard is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is permitted for any interim and annual financial statements that have not yet been issued. We early adopted ASU 2015-17 effective October 31, 2015, retrospectively. Adoption resulted in a $1.1 million decrease in other accounts receivable and prepaid expenses, a $0.9 million increase in Long-term deferred tax assets, net, and a $0.2 million decrease in long-term deferred tax liability, net in our consolidated balance sheets at December 31, 2014. Adoption had no impact on our results of operations and cash flow.

(2)
In September 2015, the FASB issued ASU 2015-16, Business Combinations - Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement to restate prior period financial statements for measurement period adjustments. The guidance requires that the cumulative impact of a measurement period adjustment (including the impact on prior periods) be recognized in the reporting period in which the adjustment is identified. We early adopted this guidance in our fourth quarter of fiscal 2015. See “Note 3 — Acquisitions”. Adoption had no impact on the Company's financial statements as of December 31, 2015.

(3)
In February 2015, the FASB issued amended guidance on current accounting for consolidation of certain entities. Pursuant to this guidance, reporting enterprises should evaluate whether (a) they should consolidate limited partnerships and similar entities, (b) fees paid to a decision maker or service provider are variable interests in a variable interest entity ("VIE"), and (c) variable interests in a VIE held by related parties of the reporting enterprise require the reporting enterprise to consolidate the VIE. The guidance is effective for the interim and annual periods beginning on or after December 15, 2015. The Company does not expect this guidance to have a material effect on its consolidated financial statements at the time of adoption of this standard.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -           SIGNIFICANT ACCOUNTING POLICIES (CONT)

dd.	Recently Issued Accounting Principles (cont.):

(4)
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances.

The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted in annual periods beginning after December 15, 2016). The guidance permits the use of either a retrospective or cumulative effect transition method. The Company is currently evaluating the impact of the amended guidance on its consolidated financial statements.

(5)
In July 2015, the FASB issued guidance on current accounting for inventory measurement.  The new guidance requires entities to measure inventory at the lower of cost or net realizable value.  Net realizable value is defined by the guidance as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.  The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is permitted).  The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

(6)
In February 2016, the FASB issued ASU 2016-02 – Leases (ASC 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective on January 1, 2019, with early adoption permitted. The Company is in the process of evaluating the impact of this new guidance on its financial statements

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -           BUSINESS COMBINATION AND INVESTMENT IN AN AFFILIATED COMPANY

a.	Turbochrome

1.	In August, 2015 the company entered into a definitive agreement to acquire Turbochrome Ltd.

On October 19, 2015, the company completed the share acquisition for approximately $3,500 (subject to certain price adjustments). The acquisition was funded through cash on hand. TAT shall pay additional amounts of up to $2,000 in the event that Turbochrome Ltd. meets certain annual revenue targets in 2015 and 2016 (See Note 12 (g) for additional information regarding the contingent consideration associated with this acquisition). Turbochrome Ltd., located in Israel, specializes in overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes, afterburner flaps and other components. In connection with the acquisition, the company recognized a bargain purchase gain of $4,800 in the consolidated statement of operations for the year ended December 31, 2015. The bargain purchase gain was primarily related to the fair market value of certain the property, plant and equipment , in relation to replacement costs, and on the Company's expectation regarding its ability to increase the services that can be provided to Turbochrome's existing customers and to its own customers. As part of the purchase agreement the company assumed a committed to continue the engagement with Turbochrome’s CEO for 12 months from the day of closing.  In December 2015, the company decided to terminate this employment agreement. The total termination expenses we included in the financial statements for 2015 were in the amount of approximately $300.

Turbochrome Ltd. results of operations and balance sheet were included in Company's consolidated financial statements commencing October 19, 2015.

2.
Under the acquisition method of accounting, the total purchase price is allocated to the net tangible and intangible assets of Turbochrome, based on their fair values at the acquisition date. The Company expects to finalize the valuation and complete the purchase price allocation as soon as practicable, but no later than one year from the acquisition date. No material change is expected.

The table below summarizes the fair value of assets acquired, liabilities assumed, intangible assets and resulting bargain purchase in Turbochrome –

Asset	Fair value
Cash and cash equivalents	1,164
Inventories	616
Other current assets	2,169
Property, plant and equipment	6,825
Identifiable intangible assets -
Customers relationships	1,342
Current liabilities	(2,857)
Deferred Taxes	(271)
Accrued severance pay	(15)
Net Identifiable assets acquired	8,973
Gain from bargain purchase	(4,833)
Total consideration (including contingent consideration in amount of $640)	4,140

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -	BUSINESS COMBINATION AND INVESTMENT IN AN AFFILIATED COMPANY (CONT)

a.	Turbochrome (cont)

An amount of $1,342 of the purchase price was allocated to customer relationships.

As part of the acquisition, the Company acquired all existing customers of Turbochrome. Customers relationship is amortized over a period of 10 years.

Total transactions costs were approximately $303 and were recognized in earnings as other expenses.

The actual Turbochrome Ltd. net sales and net income included in the Company's consolidated statements of operations and comprehensive income for the year ended December 31, 2015 (for the period from October 19, 2015 acquisition date through December 31 ,2015) are as follows:

U.S. dollars in thousands
Actual Turbochrome results of operations included in the consolidated results of operations:
Revenue	1,905
Net loss attributable by Turbochrome	(163)

3.
Below are certain unaudited pro forma condensed consolidated statements of operations data for the years ended December 31, 2015 and 2014, as if the acquisition of Turbochrome Ltd. had occurred at the beginning of the year 2014, after giving effect to purchase accounting adjustments. Including amortization of identifiable intangible assets and the gain on bargain purchase. Total transaction costs amounted to approximately $303. The gain on bargain purchase and transaction costs were included in net income for the year ended December 31, 2014

This unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained as if the acquisition takes place at the beginning of 2014 nor is it necessarily indicative of future results.

	Year ended December 31
	2015	2014
Revenue	92,230	87,598
Net income	801	1,463
Earnings per share:
Basic and Diluted	0.09	0.17

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -	BUSINESS COMBINATION AND INVESTMENT IN AN AFFILIATED COMPANY (CONT)

b.	FAvS

As of December 31, 2015 and 2014, the company has 4.9% and 28.08% of First Aviation Services ordinary shares, a provider of repair and overhaul, rotables management and related engineering services to the aviation industry worldwide.

On March 11, 2015, Piedmont Aviation Component Services, LLC , an indirect subsidiary of TAT, entered into an agreement to sell 237,932 shares of Class B Common Stock of FAvS representing 23.18% of FAvS' share capital and its entire holdings (16,253) of FAvS' Series A Preferred stock. The purchase price for the Class B Shares was $8.40 per Class B Shares, for an aggregate purchase price of $1,999, and the purchase price for the Series A Preferred stock was $100 per Preferred Share, for an aggregate purchase price of $1,625. The total gain from the sale of FAvS' stock was $1,198. After the transaction the company owns 4.9% of FAvS’ ($169 at cost basis). From March 11, 2015 FAVS' investment is based on the cost method.

(1) Financial information

Condensed financial information from the FAvS consolidated balance sheets as of December 31, 2014:

December 31,
2014

Current assets	$10,596
Long-term assets	8,927
Total assets	19,523

Current liabilities	5,964
Long-term liabilities	4,624
Total liabilities	$10,588

Condensed financial information from the FAvS consolidated statements of operations for each of the two years in the period ended December 31, 2014:

	Year ended December 31,
	2014	2013

Net sales	$24,442	$23,445
Gross profit	7,342	6,182
Income (loss) from continuing operations	827	(341)
Net income	727	3,158
Income attributable to common stockholders	$336	$2,821

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -	BUSINESS COMBINATION AND INVESTMENT IN AN AFFILIATED COMPANY (CONT)

b.	FAvS (cont)

A reconciliation of the share in results of FAVS for each of the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013

Share in income related to common stockholders	$49	$838
Share in income related to preferred stock	218	187
Net income	$267	$1,025

NOTE 4 -          HELD FOR SALE CLASSIFICATION AND DISCONTINUED OPERATIONS

On March 27, 2014 TAT consummate the agreement to sell its entire interest in Bental, the OEM of Electric Motion Systems operating segment, constituting 70% of Bental’s issued and outstanding share capital, to Bental Investments Agshah Ltd. (“Bental Investments”), for an aggregate consideration of $5,000, reflecting an impairment of $3,319 (out of which $2,323 attributed to controlling interest), which is reported in Income (loss) from discontinued operations in the consolidated statement of operations for the year ended December 31, 2013. In addition the Company recorded a loss from discontinued operations of $152 for the year ended on December 31, 2013 (out of which $106 attributed to controlling interest).

The following are amounts related to Bental included in net loss from discontinued operations:

Year ended December 31, 2013

Revenues	$9,589

Loss before taxes on income (tax benefit)	$(148)

Loss from discontinued operations, net of tax ($5 and $3 in 2013 and 2012, respectively)	$(3,471)
Loss from discontinued operations attributable to non-controlling interest	1,042
Loss from discontinued operations attributable to TAT Technologies Ltd. shareholders	$(2,429)

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

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent liability (see also note 12 (g))	$-	$-	$640	$640
Derivative financial instruments	$-	$14	$-	$14

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Money Market	$1,136	$-	$-	$1,136

Liabilities:
Derivative financial instruments	$-	$463	$-	$463

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5 -           FAIR VALUE MEASUREMENT (CONT)

Recurring Fair Value Measurements (cont)

a.	Contingent liability:

The contingent consideration liability in the acquisition of Turbochrome shares was computed on expected revenue to be generated by the company using a binomial tree model income approach. The Company will reassess the fair value of the contingent consideration on a quarterly basis and record any applicable adjustments to earnings in the period they are determined.

The fair value of the contingent liability as of December 31, 2015 was estimated using the following assumptions:

2015

Volatility	16.6%
Expected life (in years)	1.25
Risk free interest rate	0.08%

b.	Derivative financial instruments:

The fair value calculation of the derivative financial instruments is equal to the difference between the U.S. dollar values of the derivative at the inception of the hedge and at the end of the testing period, based on translating the Israeli Shekel amount of the   derivative at current forward rate for the remaining hedging period.

As of December 31, 2015, the company has open forward contracts with a notional total amount of $3,638.

As of December 31, 2014, the company has contracts with a notional total amount of $4,800.

The carrying amounts of financial instruments include cash and cash equivalents, short-term bank deposits, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their short maturities.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6 -	INVENTORY

Inventory is composed of the following:

	December 31,
	2015	2014

Raw materials and components	$9,823	$11,333
Work in progress	19,798	14,673
Spare parts	6,340	8,956
Finished goods	703	515

	$36,664	$35,477

NOTE 7 -           PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2015	2014
Cost:
Land and buildings	$11,112	$6,232
Machinery and equipment	41,378	36,299
Motor vehicles	334	334
Office furniture and equipment	1,789	1,646
Software	1,259	1,197
	55,872	45,708

Less: Accumulated depreciation	36,938	34,184
Depreciated cost	$18,934	$11,524

Depreciation expenses amounted to $2,753, $2,069 and $1,859 for the years ended December 31, 2015, 2014 and 2013, respectively.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8 -           INTANGIBLE ASSETS

Intangible assets:

	December 31,
	2015	2014
Customer relationships
Cost	$1,342	$-
Accumulated amortization	(28)	-
Amortized cost	$1,314	$-

NOTE 9 -           OTHER BALANCE SHEETS SUPPLEMENTAL INFORMATION

Accrued expenses:

	December 31,
	2015	2014

Employees and payroll accruals	$2,657	$2,149
Accrued expenses	1,081	543
Authorities	952	428
Advances from customers	1,295	741
Deferred income	240	117
Warranty provision	324	251
Contingent consideration	500	-
Accrued royalties	752	368
Hedge instruments	14	463

	$7,815	$5,060

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 -         TRANSACTIONS WITH RELATED PARTIES

a.	Transactions with related parties:

	Year ended December 31,
	2015	2014	2013

Compensation and benefits to senior management, including benefit component of option grants	1,236	1,213	1,237
Number of individuals to which this benefit related	5	5	5
Compensation and benefits to the chairman of the Board	173	188	112
Number of individuals to which this benefit related	1	1	1
Compensation and benefits to directors	161	131	169
Number of individuals to which this benefit related	5	5	5

b.	Transactions with TAT Industries LTD. (“TAT Industries”):

	Year ended December 31,
	2015	2014	2013

Management fees (1)	-	-	29
Lease expenses (2)	$-	$-	$424

(1)
According to the agreement between TAT and TAT Industries, TAT Industries will pay the Company an annual management fee in the amount of $50. The management fees are recorded as a reduction of general and administration expenses. Such services provided to TAT Industries until the purchase of TAT’s shares by an outside investor on August 7, 2013.

(2)
During 2000, TAT entered into a lease agreement with TAT Industries. As of August 7, 2013, following the sale of TAT’s shares to an outside investor, TAT Industries is no longer considered a related party.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -         LONG-TERM EMPLOYEE-RELATED OBLIGATIONS

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

TAT and Turbochrome liability for all of its Israeli employees is fully covered for by monthly deposits with severance pay funds, insurance policies, Mivtahim Social Insurance Institution Ltd. ("Mivtahim"). The liability covered by deposits with Mivtahim is irrevocably transferred to Mivtahim. Accordingly, neither the amounts accumulated with Mivtahim, nor the corresponding liabilities for severance pay are reflected in the consolidated balance sheet.

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

In case an employee did not agree to ‘Section 14’ of the Israeli Severance Pay lows, the liability is funded in part from the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the balance sheets under “Funds in respect of employee rights upon retirement”. These policies are the Company's assets. However, under employment agreements and subject to certain limitations, any policy may be transferred to the ownership of the individual employee for whose benefit the funds were deposited.

According to Section 14 of the Israeli Severance Pay Law, the Israeli companies liability for certain employees, according to their employment agreements, make regular deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s rights upon retirement. The Israeli companies are fully relieved from any severance pay liability with respect to each such employee after they make the payments on behalf of the employee. The liability accrued in respect of these employees and the amounts funded, as of the respective agreement dates, are not reflected in the Israeli Company balance sheets, as the amounts funded are not under the control and management of the Israeli company and the pension or severance pay risks have been irrevocably transferred to the applicable insurance companies (the “Contribution Plans”).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -         LONG-TERM EMPLOYEE-RELATED OBLIGATIONS (CONT)

With regard to the employees without a Contribution Plan, liability is funded in part from the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the balance sheets under “Funds in respect of employee rights upon retirement” These policies are the Company's assets. In the years ended December 31, 2015 and 2014, the Company deposited $389 and $381, respectively, with pension funds and insurance companies in connection with its severance payment obligations.

The amounts of severance payment expenses for the Israeli companies were $554 and $555 for the years ended December 31, 2015 and 2014, respectively, of which $165 and $174 in the years ended December, 2015 and 2014, respectively, were in respect of the Contribution Plan and funded accordingly.

Limco-Piedmont sponsors a 401(K) safe harbor profit sharing plan covering substantially all of its employees. The plan requires the employer to contribute a match which is currently done on a payroll period basis, matching 100% of the first 2% and 50% of the next three percent. In addition, the plan allows for a discretionary qualified non-elective contribution for the plan year. Contributions to the plan by Limco-Piedmont were $261, $251 and $253 for the years ended December 31, 2015, 2014 and 2013, respectively.

The Group expects to contribute approximately $800 in 2016 to the pension funds and insurance companies in respect of their severance and pension pay obligations.

The amounts of severance payments, actually paid to retired employees, by TAT were $166, $568 and $226 for the years ended December 31, 2015, 2014 and 2013.

TAT expects to pay $1,772 in future benefits to their employees during 2016 through 2025 upon their normal retirement age. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Israeli company before their normal retirement age.

Year	Amount
2016	$278
2017	45
2018	143
2019	367
2020	53
Thereafter (through 2025)	886
$1,772

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 -         COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commissions arrangements:

The Group is committed to pay marketing commissions to sale agents at an average rate of 6% of total sales contracts. Commission expenses were $678, $701 and $781 for the years ended December 31, 2015, 2014 and 2013, respectively. The commissions were recorded as part of the selling and marketing expenses.

b.	Royalty commitments:

(1)
TAT is committed to pay royalties to third parties through 2015, ranging from 12% to 17% of sales of products developed by the third parties. Royalty expenses were $273, $270and $177 for the years ended December 31, 2015, 2014 and 2013, respectively. The royalties were recorded as part of the cost of revenues.

(2)
Limco-Piedmont is committed to pay royalties to a third party, ranging between 3% to 5% of sales of products purchased from the third party, after deducting related costs incurred by Limco-Piedmont. That third party is the exclusive manufacturer of the products for which Limco-Piedmont provides MRO services. In addition, Limco-Piedmont is committed to pay said third party royalties, ranging 1.5% to 10% of sales of additional products exclusively manufactured by the third party. In addition, Limco-Piedmont is committed to pay said third party royalties, ranging from 10% to 20%, on parts reclaimed to use in MRO services or sold to our customers when they are manufactured by the third party. Royalty expenses were $1,248, $680 and $400 for the years ended December 31, 2015, 2014 and 2013, respectively. The royalties were recorded as part of the cost of revenues.

c.	Lease commitments:

Limco-Piedmont leases some of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2025. Certain leases contain renewal options as defined in the agreements. Lease expense (excluding related parties) totaled $419, $271 and $215 for the years ended December 31, 2015, 2014, and 2013 respectively.

TAT leases its factory from TAT Industries until 2020. Lease expense totaled $667, $427 and $424 for the years ended December 31, 2015, 2014, and 2013 respectively.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 -         COMMITMENTS AND CONTINGENT LIABILITIES (CONT)

c.	Lease commitments (cont):

As of December 31, 2015, future minimum rental payments under non-cancelable operating leases are as follows:

Year	Amount
2016	$1,170
2017	1,085
2018	1,022
2019	1,036
2020	1,069
Total	$5,382

d.	Legal claims contingencies:

(1)
On November 29, 2011, a factoring company ("the plaintiff"), filed a claim with the magistrates court in Tel-Aviv against the Company and eleven others ("the respondents"), jointly and severally, for the amount of 6,151 NIS thousand (approximately $1,620). The plaintiff's case against the Company is based on invoices that were presented to the plaintiff by supplier of the Company (“the supplier”), by virtue of assignment of rights, which were originally issued to the Company by the supplier for certain alleged services. On February 5, 2012, the Company filed for its statement of defense, in which it denied the plaintiff's claims and clarified that it acted according to the deed of assignment of rights, and that the invoices neither represent nor reflect real transactions and/or real services which were rendered. The plaintiff and the Company have reached a settlement agreement pursuant to which the court proceedings against the Company would be terminated. The court confirmed such settlement agreement on March 9, 2015.

e.	Guarantees:

(1)
In order to secure TAT's liability to the Israeli customs, the Company provided a bank guarantee in the amount of $214. The guarantee is linked to the consumer price index and is valid until December 2016.

(2)
In order to secure the TAT's liability to the lessor of its premises, the Company provided a bank guarantee in the amount of $658. The guarantee is linked to the consumer price index in Israel and is valid until July 2016.

(3)
In order to secure Turbochrome liability to the Israeli customs, the Company provided a bank guarantee in the amount of $256. The guarantee is linked to the consumer price index in Israel and is valid until December 2016.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 -        COMMITMENTS AND CONTINGENT LIABILITIES (CONT)

f.	Vehicle Lease

The Company entered into several three-year leases for vehicles.  The current monthly lease fees aggregate approximately $35.  The expected lease payments for the years ending December 31, 2016, 2017 and 2018 are approximately $323, $206 and $55, respectively.

g.	Contingent consideration

On October 19, 2015, the company acquired 100% of Turbochrome Ltd. shares for approximately US$ 3.5 million (subject to certain price adjustments). The acquisition was funded through cash on hand and an earn-out payment (up to $2 million). The earn-out Payment is based on the actual revenues of Turbochrome during the calendar years 2015 and 2016. The contingent consideration liability was computed on expected revenue to be generated by the acquired company using a binomial tree model income approach. The Company will reassess the fair value of the contingent consideration on a quarterly basis and record any applicable adjustments to earnings in the period they are determined. The adjustments will be classified as other income. As of December 31, 2015, the fair value of the contingent considerations was $640 ($500 in accrued expenses and $140 in other long-term liabilities). According to the results of Turbochrome for the year 2015, Turbochrome met the revenue target for 2015 and, subject to the terms of the share purchase agreement, TAT will be obligated to pay to Chromalloy American LLC (the previous shareholder of Turbochrome), $500 as an earn out payment with respect to fiscal year 2015 revenues.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -        SHAREHOLDERS' EQUITY

a.
TAT's Ordinary shares confer upon their holders voting rights, the right to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of TAT.

b.	Stock option plans:

(1)
Following the approval of TAT's Audit committee and Board of Directors, on June 28, 2012, the Company’s shareholders approved the 2012 stock option plan (the “2012 Plan”) to grant up to 380,000 options to purchase Ordinary shares, 0.9 NIS par value, of the Company to senior executives and certain members of the Board of Directors, at an exercise price as determined in the stock option plan. The Options vest over a three-year period (one-third each year), the vesting of 50% of the Options is subject, in addition, to certain minimum shareholders' equity during a period of 4 years from the grant date, unless the employee is no longer employed by the Company, in which case the options will be considered forfeited within 30 days. The grant of options to Israeli employees under the Plan is subject to the terms stipulated by Sections 102 and 102A of the Israeli Income Tax Ordinance.  Each option grant is subject to the track chosen by the Company, either Section 102 or Section 102A of the Israeli Income Tax Ordinance, and pursuant to the terms thereof, the Company is not allowed to claim as an expense for tax purposes the amounts credited to employees as benefits, including amounts recorded as salary benefits in the Company’s accounts, in respect of options granted to employees under the Plan, with the exception of the work income benefit component, if any, determined on grant date.  For nonemployees and for non-Israeli employees, the share option plan is subject to Section 3(i) of the Israeli Income Tax Ordinance.

(1)
On March 19, 2014, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 195,000 Options, at an exercise price of $8.79 per share, to senior executives, which were granted on June 23, 2014 (which is also considered the grant date).

(2)	On November 30, 2014, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 20,000 Options, at an exercise price of $7.34 per share, to senior executives.

(3)	On July 1, 2015, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 80,000 Options, at an exercise price of $7.15 per share, to senior executives.

(4)	On October 1, 2015, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 40,000 Options, at an exercise price of $7.15 per share, to senior executives.

NOTE 13 -        SHAREHOLDERS' EQUITY (CONT)

b.	Stock option plans (cont.):

The fair value of the Company’s stock options granted under the 2012 plan for the years ended December 31, 2015 and 2014 was estimated using the following assumptions:

	2015	2014

Expected stock price volatility	35.07% - 38.97%	37.23% - 39.14%
Expected option life (in years)	3 - 4	2.87 - 4
Risk free interest rate	0.92% - 1.39%	0.48% - 1.34%
Dividend yield	5%	5% - 4.6%

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -        SHAREHOLDERS' EQUITY (CONT)

b.	Stock option plans (cont):

(5)	The following table is a summary of the activity of TAT's Stock Option plan:

	Year ended December 31,		Year ended December 31,		Year ended December 31,
	2015		2014		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	235,000	8.28	145,000	$6.5	285,000	$6.50
Granted	120,000	7.15	215,000	8.66	-	-
Forfeited	(77,500)	8.67	(40,000)	8.79	(133,334)	6.50
Exercised	-	-	(85,000)	6.5	(6,666)	6.50

Outstanding at the end of the year	277,500	7.6	235,000	8.28	145,000	$6.50

Exercisable options	30,000	6.5	20,000	$6.5	24,167	$6.50

The weighted-average grant-date fair value of options granted in 2015 was $1.25 and $1.13 in 2014. The aggregate intrinsic value for the options outstanding as of December 31, 2015, 2014 and 2013 was $27, $0 and $212, respectively.

As of December 31, 2015 total unrecognized compensation cost was $67 and is expected to be recognized over a weighted-average period of 1.41 years.

c.	Dividends

On March 19, 2014, TAT’s Board declared a cash dividend in the total amount of $2 million (approximately NIS 6.9 million), or $0.22 per share (approximately NIS 0.76 per share), for all of the shareholders of TAT. The dividend was paid on May 7, 2014 to shareholders of record on April 21, 2014.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -         EARNINGS (LOSS) PER SHARE (“EPS”)

Basic and diluted earnings (loss) per share are based on the weighted average number of ordinary shares outstanding. Diluted EPS is based on those shares used in basic EPS plus shares that would have been outstanding assuming issuance of ordinary shares for all dilutive potential ordinary shares outstanding.

	Year ended December 31,
	2015	2014	2013
Numerator for EPS:
Net income from continuing operations	$5,849	$1,432	$5,231
Net loss from discontinued operations, net of tax	-	-	(2,429)
Denominator for EPS:
Weighted average shares outstanding – basic	8,808,344	8,805,495	8,799,237
Dilutive shares	2,345	21,047	9,683
Weighted average shares outstanding – diluted	8,810,689	8,826,542	8,808,920
EPS attributable to controlling interest:
Basic and diluted
Net income from continuing operations	$0.66	$0.16	$0.60
Loss from discontinued operations	$-	$-	$(0.28)

Diluted income per share does not include 295,000, 175,000 and 0 options, for the years ended December 31, 2015, 2014 and 2013 respectively because the options are anti-dilutive.

Dilutive shares are calculated using the treasury stock method and include dilutive shares from share-based employee compensation plans.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -         TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Until December 31,2010, TAT and Turbochrome has elected to participate in the alternative package of tax benefits for its approved and benefited enterprise under the law.

Pursuant to such Law, the income derived from those enterprises will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period.

In the event of distribution of a dividend from income which was tax exempt as above, the company would have to pay corporate taxes at the rate of 25% tax in respect of the amount distributed. As of December 31, 2015, the company had accumulated a total amount of approximately $1,723 of exempt income which will be charged for $431 of the corporate tax if will be distributed as dividend.

Preferred Enterprises

Additional amendments to the Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the current incentives that are limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. As with dividends distributed from taxable income derived from an Approved or Benefited Enterprises during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

Under the transitional provisions of the 2011 Amendment, the Company elected to irrevocably implement the 2011 Amendment, commencing 2011 and thereafter, and be regarded as a "Preferred Enterprise" with respect to its existing Approved and Benefited Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15-          TAXES ON INCOME (CONT)

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law") (cont.):

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

Turbochrome is located in area in Israel that is designated as Zone A and as such entitled to reduce tax rates of 10% during 2011-2012, 7% in 2013, and 9% in 2014 and thereafter.

b.	Corporate tax rate in Israel

The income of the Israeli companies is taxed in Israel at the regular corporate tax rates which were 25% in 2013 and 26.5% for 2014 and 2015.

In January 2016, the Law for the Amendment of the Income Tax Ordinance (No.216) was published, enacting a reduction of corporate tax rate beginning in 2016 and thereafter, from 26.5% to 25%. There is no impact on the financial statements of the Company as a result of the changes in the Israeli corporate tax rate.

Capital gain is subject to capital gain tax according to corporate tax rate in the year which the assets are sold.

c.	U.S. subsidiaries

U.S. subsidiaries are taxed based on federal and state tax laws. The statutory tax rate for 2015, 2014, and 2013 was 38%.

d.	Tax assessments

TAT’s income tax assessments are considered final through 2011.
Turbochrome income tax assessments are considered final through 2013.
Limco-Piedmont income tax assessments are considered final through 2011.
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

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to taxes on income (tax benefit) as reported in the statements of income:

	Year ended December 31,
	2015	2014	2013
Income before taxes on income as reported in the statements of income	$5,256	$2,525	$5,247

Statutory tax rate in Israel	26.5%	26.5%	25%

Theoretical taxes on income	$1,393	$669	$1,312

Increase (decrease) in taxes on income resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	224	457	453
Reduced tax rate on income derived from "Preferred Enterprises" plans	146	156	(255)
Change in enacted tax rates	-	-	34
Exempt income (Bargain purchase)	(1,281)	-	-
Valuation allowance	(75)	(100)	294
Tax in respect of prior years	(12)	(44)	(342)
Permanent differences	249	222	(455)
Taxes on income as reported in the statements of income	$644	$1,360	$1,041

f.	Income (loss) before taxes on income (tax benefit) is comprised as follows:

	Year ended December 31,
	2015	2014	2013

Domestic (Israel)	$3,840	$(1,659)	$1,942
Foreign (United States)	1,416	4,184	3,305

	$5,256	$2,525	$5,247

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -         TAXES ON INCOME (CONT)

g.	Taxes on income (tax benefit) included in the statements of income:

	Year ended December 31,
	2015	2014	2013
Current:
Domestic (Israel)	$225	$(94)	$160
Foreign (United States)	452	237	334

	677	143	494
Deferred:
Domestic (Israel)	(170)	(36)	15
Foreign (United States)	149	1,297	874

	(21)	1,261	889
Previous years:
Domestic (Israel)	-	-	(209)
Foreign (United States)	(12)	(44)	(133)

	(12)	(44)	(342)

	$644	$1,360	$1,041

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TAT's deferred tax liabilities and assets are as follows:

	December 31,
	2015	2014
Deferred tax assets (liabilities):
Provision for doubtful accounts	$100	$47
Unrealized gains	140	174
Provisions for employee benefits	300	259
Inventory	1,114	957
Goodwill and intangible assets	462	533
Property, plant and equipment		21
Provisions for employee benefits and other temporary differences	36	26
Tax credits carryforward	693	558
Capital and state tax losses carryforward	3,449	3,574
Net operating losses carryforward	553	373
Other	204	296
Deferred tax assets, before valuation allowance	$7,051	6,818
Valuation allowance	(3,449)	(3,574)
Deferred tax assets, net	$3,602	$3,244

Property, plant and equipment and intangible assets	(2,473)	(1,735)
Other temporary differences deferred tax liabilities	(501)	(630)
Deferred tax liabilities	$(2,974)	$(2,365)

Net	628	879

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -         TAXES ON INCOME (CONT)

h.	Deferred income taxes (cont.):

The following table summarizes the changes in the valuation allowance for deferred tax assets:

Balance, December 31, 2012	1,823
Addition charged to expenses	1,483

Balance, December 31,2013	3,306
Addition charged to expenses	268

Balance, December 31,2014	3,574
Deductions charged to expenses	(125)

Balance, December 31,2015	$3,449

TAT does not intend to distribute earnings of a foreign subsidiary aggregating up to approximately $17,601 (tax earnings and profits) as of December 31, 2015, and accordingly, no deferred tax liability has been established relative to these earnings. If such profits and earnings are distributed by cash dividend, it would be taxed at tax rate applicable to such distribution (12.5%) and an income tax liability of up to approximately $2,200 would be incurred as of December 31, 2015.

TAT does not intend to distribute tax-exempt earnings deriving from its Approved Enterprise aggregating approximately $1,723 as of December 31, 2015, and accordingly, no deferred tax liability has been established related to these earnings. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such profits (25%) and an income tax liability of up to approximately $431 would be incurred as of December 31, 2015.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -        SEGMENT INFORMATION

a.	Segment Activities Disclosure:

TAT operates under four segments: (i) Original Equipment Manufacturing or “OEM” of Heat Transfer Solutions and Aviation Components (ii) Heat Transfer Services and Products and (iii) Maintenance, Repair and Overhaul or “MRO” services for Aviation Components in the area of landing gears and APUs (iv) overhaul and coating of jet engine components.

-
OEM of Heat Transfer Solutions and Aviation Components primarily includes the design, development, manufacture and sale of (i) a broad range of heat transfer products (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

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

-
TAT’s activities in the area of jet engine overhaul includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes, afterburner flaps and other components (see note 3) . This operating segment started operating in 2015 with the Turbochrom acquisition. See note 3.

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

The following financial information is a summary of the operating income of each operational segment:

	Year ended December 31, 2015
	OEM of Heat Transfer Solutions and Aviation Components	Heat Transfer Services and Products	MRO services for Aviation Components	Overhaul and coating of jet engine components	Other	Elimination of inter-company sales	Consolidated

Revenues
Sale of products and services	$23,511	$30,526	$29,665	$1,905		$-	$85,607
Intersegment revenues	3,840	475	-	-		(4,315)	-
Total revenues	27,351	31,001	29,665	1,905		(4,315)	85,607

Cost of revenues	23,887	22,541	28,474	1,485		(4,445)	71,942
Gross profit	3,464	8,460	1,191	420		130	13,665

Research and development	619	264		7			890
Selling and marketing	1,270	961	608	64			2,903
General and administrative	1,880	3,000	3,303	286			8,469
Other expenses					631		631
Gain on bargain purchase					(4,833)		(4,833)
Operating income (loss)	(305)	4,235	(2,720)	63	(4,202)	130	5,605

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -        SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont)

	Year ended December 31, 2014
	OEM of Heat Transfer Solutions and Aviation Components	Heat Transfer Services and Products	MRO services for Aviation Components	Elimination of inter-company sales	Consolidated

Revenues
Sale of products and services	$22,871	$30,121	$27,734	$-	$80,726
Intersegment revenues	5,314	229	-	(5,543)	-
Total revenues	28,185	30,350	27,734	(5,543)	80,726

Cost of revenues	23,249	23,101	23,502	(5,330)	64,522
Gross profit	4,936	7,249	4,232	(213)	16,204

Research and development	841	229	-	-	1,070
Selling and marketing	1,538	1,058	607	-	3,203
General and administrative	2,717	2,417	2,989	-	8,123
Other income	(11)	-	-	-	(11)
Operating income (loss)	(149)	3,545	636	(213)	3,819

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -        SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont)

	Year ended December 31, 2013
	OEM of Heat Transfer Solutions and Aviation Componentse	Heat Transfer Services and Products	MRO services for Aviation Components	Elimination of inter-company sales	Consolidated

Revenues
Sale of products and services	$27,326	$29,796	$22,429	$-	$79,551
Intersegment revenues	3,812	111	-	(3,923)	-
Total revenues	31,138	29,907	22,429	(3,923)	79,551

Cost of revenues	24,141	22,464	19,224	(4,086)	61,743
Gross profit	6,997	7,443	3,205	163	17,808

Research and development	415	298	-	-	713
Selling and marketing	1,520	1,145	485	-	3,150
General and administrative	3,158	2,249	3,261	-	8,668
Other income	(20)	-	-	-	(20)
Operating income (loss)	1,924	3,751	(541)	163	5,297

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -        SEGMENT INFORMATION (CONT)

c.	The following financial information identifies the assets, depreciation and amortization, and capital expenditures to segments:

	Year ended December 31, 2015
	OEM of Heat Transfer Solutions and Aviation Components	Heat Transfer Services and Products	MRO services for Aviation Components	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	29,440	28,400	24,170	11,635	15,938	109,583
Depreciation and amortization	1,127	789	669	196		2,781
Expenditure for segment assets	1,075	1,400	821	51		3,347

	Year ended December 31, 2014
	OEM of Heat Transfer Solutions and Aviation Components	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Consolidated

Total assets	$32,808	$26,889	$23,044	$16,435	$99,176
Depreciation and amortization	1,027	675	367	-	2,069
Expenditure for segment assets	1,126	810	539	-	2,475

	Year ended December 31, 2013
	OEM of Heat Transfer Solutions and Aviation Components	Heat Transfer Services and Products	MRO services for Aviation Components	Amounts not allocated to segments	Consolidated

Depreciation and amortization (*)	991	603	265	-	1,859
Expenditure for segment assets (*)	1,032	664	1,134	-	2,830

(*) Excluding discontinued operations for the year ended on December 31, 2013.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -        ENTITY-WIDE DISCLOSURE

a.	Total revenues - by geographical location were as follows:

	Year ended December 31,
	2015	2014	2013
	Total revenues	Total revenues	Total revenues (*)
Sale of products
Israel	$4,102	$4,807	$6,248
United states	20,013	18,886	18,016
France	3,720	3,642	5,482
Rest of Europe	1,776	2,257	2,292
Other	1,728	1,771	2,326
	$31,339	$31,363	$34,364

	Year ended December 31,
	2015	2014	2013
	Total revenues	Total revenues	Total revenues (*)
Sale of Services
Israel	$814	$834	$612
United states	32,738	31,267	27,639
Netherland	1,271	1,734	1,553
Rest of Europe	11,569	8,786	7,658
Other	7,876	6,742	7,725
	$54,268	$49,363	$45,187

(*) Excluding discontinued operations for the year ended on December 31, 2013.

b.	Total long-lived assets - by geographical location were as follows:

	December 31,
	2015	2014

Israel	$12,481	$5,830
United states	6,453	5,694
Total	$18,934	$11,524

c.	Major Customers

No single customer accounted for 10% or more of Group's total net revenue in any year presented.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18 -        SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS INFORMATION

	Warranty provision	Provision for doubtful Accounts

Balance, as of December 31, 2012	276	376
Additions	186	17
Deductions	(190)	(270)

Less: Held for sale	(43)	-

Balance, as of December 31, 2013	229	123
Additions	286	107
Deductions	(264)	(105)

Balance, as of December 31, 2014	$251	125

Additions	294	206
Deductions	(221)	-

Balance, as of December 31, 2015	$324	$331

NOTE 19 -        REVISION

During 2015, the Company identified an error related to the classification of US employees' social benefits expenses and the balance classification of deferred tax asset and liabilities. Previously, the Company classified these expenses in ‘general and administrative expenses’ instead of classifying a part of them in ‘Cost of goods’ (product and services) for employees allocated to this line item. This change in classification also impacted the capitalization of inventory balances. The change in deferred taxes was to properly adjust deferred tax assets and liabilities on a jurisdictional basis. There was no material impact on the statement of cash flows.

The revision impacts two segments, Heat Transfer Services and Products and OEM of Heat Transfer Solutions and Aviation Components.

The Company assessed the materiality of this error in accordance with the SEC’s Staff Accounting Bulletin 99 and Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, and concluded that the previously issued financial statements were not materially misstated.  In accordance with the SEC’s Staff Accounting Bulletin, the Company corrected these errors by revising the affected financial statements in the current 2015 financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19 -         REVISION (CONT)

Following is the effect of the revision on the Company’s previously reported results:

Statements of income:

	Year ended December 31, 2014
	As reported previously	Adjustment	As revised
Cost of goods:
Products	23,340	276	23,616
Services	40,286	620	40,906
Gross profit	17,100	(896)	16,204
General and administrative	9,019	(896)	8,123
Operating income	3,819	*	3,819
Net income	1,432	*	1,432
Net income per share	0.16	*	0.16

*Represents an amount less than $1.

	Year ended December 31, 2013
	As reported previously	Adjustment	As revised
Cost of goods:
Products	24,892	251	25,143
Services	35,987	613	36,600
Gross profit	18,672	(864)	17,808
General and administrative	9,512	(844)	8,668
Operating income	5,317	(20)	5,297
Net income	2,822	(20)	2,802
Net income per share	0.32	*	0.32

*Represents an amount less than $1.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19 -         REVISION (CONT)

Following is the effect of the revision on the Company’s previously reported results (cont.):

Balance sheets and shareholders' capital

As of December 31, 2014:

	As reported Previously	Adjustment	As revised	Impact of adoption*	As presented
Inventories, net	35,404	73	35,477	-	35,477
Total current assets	83,342	(518)	82,824	(1,103)	81,721
Total assets	101,468	(2,068)	99,400	(224)	99,176
Total current liabilities	11,537	(591)	10,946	-	10,946
Total long-term liabilities	4,463	(1,550)	2,913	(224)	2,689
Total liabilities	16,000	(2,141)	13,859	(224)	13,635
Retained earnings	20,272	73	20,345	-	20,345
Total equity	85,468	73	85,541	-	85,541

* See note 2 (dd)

NOTE 20 -        SUBSEQUENT EVENTS

1.
On February 25, 2016, Republic Airways Holdings Inc. ("Republic"), Piedmont’s Costumer, announced that it and certain of its subsidiaries have filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. As of December 31, 2015 there were outstanding receivables from Republic of approximately $1,087. As of April 11, 2016 there are outstanding receivables from Republic, related to the balance as of December 31, 2015, of approximately $306. The Company is currently assessing the implications of Republic's voluntary petition for bankruptcy on the maintenance support agreement with Republic.

2.	On March 29, 2016, subsequent to the balance sheet date, TAT’s board of directors approved the grant of 40,000 options, at an exercise price of $7.63 per share, to senior executives.