Form 20-F
period 2016-12-31
TAT TECHNOLOGIES LTD
filed 2017-04-06
CIK 808439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

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

P.O. Box 80, Gedera 7075002, Israel
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

Ordinary Shares, par value NIS 0.90 per share…………… 8,828,444
(as of December 31, 2016)

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

Yes ☐ No ☒

TABLE OF CONTENTS

Page

INTRODUCTION		1
PART I		4
Item 1.	Identity of Directors, Senior Management and Advisers	4
Item 2.	Offer Statistics and Expected Timetable	4
Item 3.	Key Information	4
	A. Selected Financial Data	4
	B. Capitalization and Indebtedness	6
	C. Reasons for the Offer and Use of Proceeds	6
	D. Risk Factors	6
Item 4.	Information on the Company	22
	A. Business Overview	24
	B. Government Regulations	51
	C. Organizational Structure	52
	D. Property, Plants and Equipment	53
Item 4A.	Unresolved Staff Comments	54
Item 5	Operating and Financial Review and Prospects	54
	A. Research and Development, Patents and Licenses	85
	B. Trend Information	85
	C. Off-Balance Sheet Arrangements	85
	D. Tabular Disclosure of Contractual Obligations	86
Item 6.	Directors, Senior Management and Employees	87
	A. Directors and Senior Management	87
	B. Board Practices	94
	C. Employees	109
	D. Share Ownership	111
Item 7.	Major Shareholders and Related Party Transactions	112
	A. Major Shareholders	112
	B. Related Party Transactions	114
	C. Interests of Experts and Counsel	114
Item 8.	Financial Information	114
	A. Consolidated Statements and Other Financial Information	114
	B. Significant Changes	114
Item 9.	The Offer and Listing	115
	A. Offer and Listing Details	115
	B. Plan of Distribution	117
	C. Markets	117
	D. Selling Shareholders	117
	E. Dilution	117
	F. Expense of the Issue	117
Item 10.	Additional Information	117
	A. Share Capital	117
	B. Memorandum and Articles of Association	118
	C. Material Contracts	122
	D. Exchange Controls	123
	E. Taxation	136
	F. Dividends and Paying Agents	136
	G. Statement by Experts	136
	H. Documents on Display	137

ii

iii

INTRODUCTION

TAT Technologies Ltd. is a leading provider of solutions and services to the aerospace and defense industries, focused mainly on the following four segments: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through our Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through our Limco subsidiary; (iii) MRO services for aviation components through our Piedmont subsidiary; and (iv) overhaul and coating of jet engine components through our Turbochrome subsidiary.
 TAT targets the commercial aerospace (serving a wide range of types and sizes of commercial and business jets), military aerospace and ground defense sectors. TAT has a global presence with over 500 customers worldwide, including tier one players in their respective markets such as Boeing, Embraer, Lockheed Martin, United Technologies, Pratt & Whitney (a division of United Technologies), the U.S. Armed Forces, service centers of airlines such as KLM, Lufthansa and others. TAT enjoys a strong reputation among its customers for quality and service-oriented approach.

As a leading provider in its market, TAT’s business is supported by an extensive number of certifications, including by the American, European, British and Chinese civil aviation authorities, as well as leading manufactures such as Boeing and Honeywell International.

TAT employs over 600 people and operates in four locations: our largest facility and headquarters in Gedera, Israel (“Gedera”); Limco Airepair Inc. (“Limco”) in Tulsa, Oklahoma; Piedmont Aviation Component Services LLC (“Piedmont”) in Greensboro, North Carolina; and Turbochrome Ltd. (“Turbochrome”) in Kiryat Gat, Israel.

Through our Gedera facility, we are an OEM of a broad range of heat transfer solutions, air conditioning systems and other cooling systems used in mechanical and electronic systems on board military and commercial aircraft as well as in ground systems. The Gedera facility is also an OEM for a wide range of aviation accessories and provides limited MRO services for military and commercial customers, mainly for aviation accessories.

Through our Limco subsidiary, we provide MRO services for airlines, air cargo carriers, maintenance service centers and the military, primarily for heat transfer components. Limco is a repair station certified by the Federal Aviation Administration (“FAA”) and European Aviation Safety Agency ("EASA"). Limco is also an OEM of hear transfer solutions.

Through our Piedmont subsidiary, we provide MRO services for aviation components in the area of landing gears and APUs. Piedmont is an FAA-certified repair station and provides its services to airlines, air cargo carriers, maintenance service centers and, to a lesser extent, the military.

Through our Turbochrome subsidiary, we provide MRO services in the area of jet engine overhaul, which includes the overhaul and coating of jet engine components such as turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps. Turbochrome is certified by the FAA and EASA.

In addition, TAT, through its Piedmont subsidiary, holds approximately 5% of the equity securities of First Aviation Services Inc.(“FAvS”).

On November 25, 2015, we signed an agreement with Russian-based Engineering Holding of Moscow (“Engineering”), to establish a new facility for the provision of MRO services for heat transfer components. The new company, TAT-Engineering LLC, is based in Novosibirsk’s Tolmachevo airport. 51% of TAT-Engineering LLC's shares are held by TAT and the remaining 49% are held by Engineering. The accounting treatment of the joint venture is based on the equity method due to variable participant rights granted to Engineering. The new entity was established in January 2016 and is currently in the process of ramping up its operations.

Our ordinary shares are publicly traded on the NASDAQ Global Market (“NASDAQ”) under the symbol “TATT” and on the Tel Aviv Stock Exchange (“TASE”) under the symbol “TAT Tech”.  As used in this annual report, the terms “TAT”, “we”, “us” and “our” mean TAT Technologies Ltd. and its subsidiaries, unless otherwise indicated.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms.  If we filed any of these documents as an exhibit to this annual report or to any previous filing with the Securities and Exchange Commission (“SEC”), you may read the document itself for a complete recitation of its terms.

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward- looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  Statements which use the terms “believe”, “expect”, “plan”, “intend”, “estimate”, and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, our achievements, or industry results, to be materially different from any future results, performance, levels of activity, our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors”.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

TAT’s selected historical information is derived from the audited consolidated financial statements of TAT as of December 31, 2016 and 2015 and for each of its fiscal years ended December 31, 2016, 2015 and 2014, which are included elsewhere in this annual report, and have been prepared in accordance with U.S. GAAP. The selected financial data as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and December 31, 2012 is derived from audited consolidated financial statements of TAT not included in this annual report, which have been prepared in accordance with U.S. GAAP.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects”, and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Income Statement Data:

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands, except share and per share data)
Revenues:
Products	$30,431	$31,339	$31,363	$34,364	$36,263
Services	65,363	54,268	49,363	45,187	41,652
Total revenues	95,794	85,607	80,726	79,551	77,915
Cost of revenues:
Products	23,788	24,466	23,616	25,143	25,494
Services	52,969	47,476	40,906	36,600	33,977
Total cost of revenues	76,757	71,942	64,522	61,743	59,471
Gross profit	19,037	13,665	16,204	17,808	18,444
Operating expenses:
Research and development, net	1,140	890	1,070	713	995
Selling and marketing	3,876	2,903	3,203	3,150	2,899
General and administrative	10,023	8,469	8,123	8,668	9,178
Other expenses (income)	(138)	631	(11)	(20)	(13)
Gain on bargain purchase	-	(4,833)	-	-	-
	14,901	8,060	12,385	12,511	13,059
Operating income from continuing operations	4,136	5,605	3,819	5,297	5,385
Financial expenses, net	(154)	(349)	(1,294)	(50)	(106)
Income from continuing operations before taxes on income	3,982	5,256	2,525	5,247	5,279
Taxes on income	3,865	644	1,360	1,041	2,090
Income from continuing operations after taxes on income	117	4,612	1,165	4,206	3,189
Share in results of equity investment of affiliated companies	(55)	1,237	267	1,025	(3,756)
Net income (loss) from continuing operations	62	5,849	1,432	5,231	(567)
Net loss from discontinued operations, net of tax	-	-	-	(2,429)	(1,147)
Net income (loss) attributable to TAT Technologies’ shareholders	$62	$5,849	$1,432	$2,802	$(1,714)

Basic and diluted net income (loss) per share:
Net income (loss) from continuing operations per share attributable to controlling interest	0.01	0.66	0.16	0.60	(0.06)
Discontinued operations attributable to controlling interest	-	-	-	(0.28)	(0.13)
	$0.01	$0.66	$0.16	$0.32	$(0.19)
Weighted average number of shares used in computing:
Basic net income (loss) per share	8,828,444	8,808,344	8,805,495	8,799,237	8,808,075
Diluted net income (loss) per share	8,830,764	8,810,689	8,826,542	8,808,920	8,808,075
Cash dividend per share	$0.34	$-	$0.23	$-	$0.28

Balance Sheet Data:

	As of December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Working capital	$66,683	$70,813	$70,775	$73,905	$71,521
Total assets	111,977	109,583	99,176	108,951	109,033
Long-term liabilities, excluding current maturities	5,083	3,322	2,689	4,256	6,421
Shareholders’ equity	$88,652	$91,424	$85,541	$85,640	$82,324

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

Risks Related to Our Business and Our Industry

The aerospace industry is subject to significant regulation and oversight, and TAT and its subsidiaries may incur significant additional costs to comply with these regulations.

The aerospace industry is highly regulated in the United States and elsewhere. To manufacture, sell and service parts used in aircrafts, TAT and its subsidiaries must be certified or accepted by the FAA, EASA, the United States Department of Defense and similar agencies in other countries and by individual original equipment manufacturers (“OEMs”). If any of our material certifications, authorizations or approvals are revoked or suspended, then the operations of TAT or its subsidiaries, as the case may be, will be significantly curtailed and TAT and its subsidiaries could be subjected to significant fines and penalties. In the future, new and more demanding government regulations may be adopted or industry oversight may be increased. TAT and its subsidiaries may have to incur significant additional costs to achieve compliance with new regulations or to reacquire a revoked or suspended license or approval, which could materially reduce profitability.

TAT competes with a number of established companies in all aspects of TAT’s business, many of which have significantly greater resources or capabilities than TAT.

TAT’s major competitors in the area of OEM of heat transfer solutions and aviation accessories, are other OEMs who manufacture heat transfer solutions. These include:

(i)	Manufacturers based in the United States, such as the Hughes-Treitler division of Ametek Inc., Lytron Inc., Niagara Thermal, Hamilton Sundstrand, Honeywell International, and Triumph Thermal Systems;
(ii)	Manufacturers based in Europe such as I.M.I. Marston Ltd., a subsidiary of Hamilton Sundstrand, Safran (Secan), Behr and Liebherr-Aerospace Toulouse S.A.; and
(iii)	Manufacturers based in Asia such as Sumitomo Precision Products from Japan.

Many of TAT’s competitors are far larger, have substantially greater resources than TAT, including technical, financial, research and development, marketing and distribution capabilities, and enjoy greater market recognition. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than TAT.  In addition, some of those companies are considered to be tier one suppliers offering customers a wider range of systems and products, in addition to heat transfer solutions, as a bundle. TAT may not be able to offer its products as part of integrated systems to the same extent as its competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of its competitors. Failure to do so could adversely affect TAT’s business, financial condition and results of operations.

TAT’s major competitors in the area of MRO services for heat transfer components are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers, including Triumph Thermal Systems, Lori Heat Transfer Center of Honeywell, Safran (Secan), Drake Air – Ametek, American Cooler Service, Hamilton Malaysia, Lufthansa Technik and Elite Aerospace.

TAT’s major competitors in the area of MRO services for aviation components, landing gears and APUs, are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers, including Standard Aero Group Inc., Aerotech International Inc., Honeywell International, AAR Corp., Messier- Bugatti-Dowty, Hawker Pacific and APRO.

TAT’s major competitors in the area of overhaul and coating of jet engine components are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers, including Safran, General Electric, GKN, PAS, MCT Japan and others. With respect to coating materials, TAT's major competitors are APV Coatings, Praxair, Saint-Gobain and others.

Competition in the MRO market is based on price, quality, engineered solutions, breadth of services, and the ability to perform repairs and overhauls rapidly. A number of our competitors have inherent competitive advantages. For example, we compete with the service divisions of large OEMs which are able to derive significant brand recognition from their OEM manufacturing activities. We also compete with the in-house service divisions of large commercial airlines where there is a strong incentive for an airline to fully-utilize the services of its maintenance employees and facilities.

Further, TAT’s competitors may have additional competitive advantages, such as:

• The ability to adapt more quickly to changes in customer requirements and industry conditions or trends;
• Greater access to capital;
• Stronger relationships with customers and suppliers;
• Greater name recognition;
• Access to superior technology and greater marketing resources;
• The ability to independently offer systems in addition to components; and
• The ability to bundle heat transfer components and solutions and other aircraft components.

If TAT is unable to overcome these competitive disadvantages, then TAT’s business, financial condition and results of operations would be adversely affected.

TAT derives a material share of its revenues from few major customers. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

Five customers accounted for approximately 20.2%, 20.11% and 18.6% of TAT’s revenues for the years ended December 31, 2016, 2015 and 2014, respectively. TAT’s major customers may not maintain the same volume of business with TAT in the future. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

A part of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments and are subject to special risks. A loss of all, or a major portion, of these revenues from government contracts could have a material adverse effect on TAT’s operations.

A portion of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments accounted for approximately 6.9%, 5.5% and 6.8% of TAT’s revenues on a consolidated basis for the years ended December 31, 2016, 2015 and 2014, respectively.

Business with the U.S. and Israeli governments, as well as with the governments of other countries, is subject to unique risks which do not exist when doing business with other private parties. These risks include the ability of the governmental authorities to unilaterally:

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
• Control or prohibit the export of products of TAT and its subsidiaries.

A decision by a governmental authority to take any or all of the actions listed above could materially reduce the sales and profitability of TAT and its subsidiaries. Most of our contracts with the U.S. government can be terminated by the U.S. government either for its convenience or if TAT or any of its subsidiaries defaults by failing to perform under the contract. Termination for convenience provisions generally provide only for the recovery of costs incurred or committed, settlement expenses and profit on the work completed by TAT and its subsidiaries prior to termination.

Also, military and defense budget cuts may result in reduced demand for the products and manufacturing services of TAT and its subsidiaries. Smaller budgets could result in reduction in the business revenues of TAT and its subsidiaries and adversely affect our business, results of operations and financial condition.

If TAT and its subsidiaries do not receive the governmental approvals necessary for the export of their products, TAT’s revenues may decrease. Similarly, if TAT’s suppliers and partners do not receive their government approvals necessary to export their products or designs to TAT, TAT’s revenues may decrease.

Under Israeli law, the export of certain products and know-how of TAT and its subsidiaries is subject to approval by the Israeli Ministry of Defense. Prior to initiating sales proposals for the export of these products and know-how and to the actual shipment of such products or know-how, TAT and its subsidiaries must obtain permits from the Ministry of Defense. TAT and its subsidiaries may not be able to receive in a timely manner, or at all, all the required permits for which they may apply in the future.

Similarly, many countries have laws according to which the export of certain military products, technical designs and spare parts require the prior approval of, or export license from, their governments. This process also applies to our partners and suppliers. If TAT and its subsidiaries or its partners and suppliers are unable to receive all the required permits and/or licenses in a timely manner, or at all, TAT’s revenues may decrease.

TAT depends on a limited number of suppliers of components for certain of its products and if TAT or any of its subsidiaries are unable to obtain these components when needed, they would experience delays in manufacturing their products and TAT’s financial results could be adversely affected.

TAT relies on a limited number of key suppliers for parts for certain of its OEM activities and MRO services. Some of these suppliers are currently the sole source of one or more components upon which TAT is dependent. For example, Honeywell International Inc. is a key supplier to TAT of APU spare parts and of certain other components used by TAT and its subsidiaries for OEM activities and in the provision of MRO services. Suppliers of some of these components require TAT to place orders with significant lead time to assure supply in accordance with TAT’s requirements. A delay in the supply of these components can significantly delay the delivery of our products and services. If TAT were to engage in a commercial dispute with or be unable to obtain adequate supplies of parts from these suppliers at commercially reasonable prices or required lead time, TAT could experience delays in manufacturing and its financial results could be adversely affected. Increased costs associated with supplied materials or components could increase TAT’s costs and reduce TAT’s profitability if TAT is unable to pass these cost increases on to its customers.

TAT may face increased costs and a reduced supply of raw materials. TAT may not be able to recoup future increases in the cost of raw materials required for its operations through price increases for its products.

In recent years, the cost of raw materials and components used by TAT has fluctuated significantly due to market and industry conditions. TAT may not be able to recoup future increases in the cost of raw materials or component cost through price increases for its products and services. If TAT is unable to obtain the raw materials required for its operation, TAT could experience delays or disruptions in the provision of its services and its financial results could be adversely affected.

TAT may face significant risks in the management of its inventory, while failure to effectively manage its inventory levels may result in supply imbalances that could harm its business

We maintain an inventory of exchangeable units of heat transfer solutions, aviation accessories, aviation components, APUs, landing gears, engine blades and coating materials and other spare parts related to our products and services in various locations, including with third party logistics providers. Due to the long lead time of our suppliers and manufacturing cycles, we need to forecast demand and commit significant resources towards these inventories. As such, we are subject to significant risks in managing the inventory needs of our business, including estimates of the appropriate demand across our models. Should actual market conditions differ from our estimates, our future results of operations could be materially adversely affected. In the future, we may be required to record write-downs of finished products and materials on-hand as a result of future changes in our sales forecasts.

Our backlog of projects under contract is subject to unexpected adjustments, delays in payments and cancellations.

Our backlog includes purchase orders received from our customers for our products or services and our estimation of the maximum potential revenues that are expected to be derived from frame agreements with our customers. There is no legal obligation from the customer to purchase our products or services under those frame agreements.  In addition, we use estimations to evaluate the potential revenue from these agreements. From time to time, for reasons beyond our control, projects are delayed, scaled back, suspended or cancelled, or the customer delays making payments, which may adversely affect the revenue, profit and cash flow that we ultimately receive from contracts reflected in our backlog.

TAT faces special risks from international sales operations which may have a material adverse effect on TAT’s business, operating results and financial condition.

In the years ending December 31, 2016, 2015 and 2014, approximately 92%, 94% and 93% of TAT’s sales, respectively, resulted from TAT’s operations out of Israel. This revenue concentration is subject to various risks, including:

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

TAT has pursued, and will continue to pursue, growth opportunities through organic growth as well as acquisition of businesses, products and technologies. For example, in October 2015, TAT completed the acquisition of Turbochrome for approximately $3.5 million. In addition, TAT paid an earn-out payment of $ 0.5 million during 2016.

TAT is unable to predict whether or when any prospective acquisition will be completed. TAT may not be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate the acquired businesses into its operations, or expand into new markets. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of TAT’s resources, including management attention. Furthermore, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as TAT’s existing business or otherwise perform as expected. The occurrence of any of these events could harm TAT’s business, financial condition or results of operations. Future acquisitions may require substantial capital resources, which may require TAT to seek additional debt or equity financing.

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

We may participate in strategic partnerships and joint ventures in a number of countries. For example, in November 2015, we signed a joint venture agreement with Russian-based Engineering, to establish a new facility for the provision of MRO services for heat transfer components. The new company, TAT-Engineering LLC, based in Novosibirsk’s Tolmachevo airport.

Our actions with respect to these affiliated companies may be restricted to some degree by shareholder agreements entered into with our strategic partners. Our business, financial condition, results of operations and prospects may be materially harmed if disagreements develop with our partners. Our ability to withdraw funds and dividends from these entities may depend on the consent of partners. If one of our strategic partners becomes subject to investigation, sanctions or liability, TAT might be adversely affected. Furthermore, strategic partnerships in emerging markets are accompanied by risks inherent to those markets, such as an increased probability of a partner defaulting on obligations, or losing a partner with important insights in that region. Strategic partnerships in emerging markets are subject to greater risks than strategic partnerships in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in currencies. For example, the value of the Russian currency, has declined significantly in response to political and economic issues since December 31, 2013, and may continue to decline. The significant depreciation of the Russian ruble against the U.S. dollar may negatively impact our results of operations related to our joint venture in Russia.

Rapid technological changes may adversely affect the market acceptance of TAT's products.

The aerospace and defense markets in which TAT competes are subject to technological changes, introduction of new products, changes in customer demands and evolving industry standards. For example, 3D printing – a technology based on the principle of joining thin layers of materials, both solid and liquid, in horizontal cross-section, to build up a real, three-dimensional object from a digital model – may enable the manufacturing of high-quality heat exchangers in serial production and at a lower price. The future success of TAT will depend upon its ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of its customers by supporting existing and new technologies and by developing enhancements to its current products and by introducing new ones. TAT may not be able to successfully enhance its existing products or develop new products to properly address the technological changes, evolving industry standards or customer requirements. TAT may experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements or new products, and such enhancements or new products may not meet the requirements of the market or achieve any significant degree of market acceptance. The inability to enhance its existing products or develop new products or if release dates of any of our enhancements or new products are delayed, or if when released, they fail to achieve market acceptance, TAT’s business, operating results and financial condition would be materially adversely affected.

TAT has fixed-price contracts with some of its customers and TAT bears the risk of costs in excess of its estimates. In addition, TAT may not be able to pass on increased costs to its customers.

TAT has entered into multi-year, fixed-price contracts with some of its MRO and OEM customers. Pursuant to these contracts, TAT realizes all the benefits or costs resulting from any increases or decreases in the cost of providing services and products to these customers. Several of TAT’s contracts do not allow TAT to recover for increases in raw material prices, taxes or labor costs, while other contracts may permit, to a limited extent, periodic price adjustments. Any increase in these costs could increase the cost of operating our business and reduce our profitability. Factors such as inaccurate pricing and increases in the cost of labor, materials or overhead may result in cost over-runs and losses on those agreements. TAT may not succeed in obtaining customer approval to re-price a particular product, and may not be able to recoup previous losses resulting from incomplete or inaccurate engineering data. In addition, as costs increase, TAT may not be able to pass on such increased costs to other customers. This could materially impact TAT’s profitability.

TAT depends on its key executives; it may not be able to hire and retain additional key employees or successfully integrate new members of its team; the loss of key employees could have a material adverse effect on TAT’s business.

TAT’s success depends to a large extent on the experience and expertise of its senior management. Any member of TAT’s senior management may choose to terminate his or her employment with TAT and seek employment with others for any reason. The loss of the expertise of TAT’s senior management through death, disability or termination of employment would have a material and adverse effect on our business, financial condition and results of operations. TAT is not the beneficiary of life or disability insurance covering any of its senior management, key employees or other personnel.

TAT depends on its manufacturing and MRO facilities and any material damage to these facilities may adversely impact TAT’s operations.

TAT’s results of operations depend in large part on its ability to provide prompt and efficient service to its customers upon receipt of orders, either the manufacture and delivery of OEM products or the provision of MRO services. As a result, any material disruption of TAT’s day-to-day operations could have a material adverse effect on its business, customer relations and profitability. TAT relies on its Gedera and Kiryat Gat, Israel, Kernersville and Greensboro, North Carolina and Tulsa, Oklahoma facilities for the manufacture of its OEM products and provision of its MRO services. A war or terrorist act, fire, flood, earthquake or other disaster or condition that significantly damaged or destroyed any of these facilities would have a material adverse effect on the operations of TAT.

TAT uses equipment that is not easily repaired or replaced, and therefore material equipment failures could cause TAT or its subsidiaries to be unable to meet quality or delivery expectations of its customers.

Many of TAT’s service and manufacturing processes are dependent on equipment that is not easily repaired or replaced. As a result, unexpected equipment failures could result in production delays or the manufacture of defective products. TAT’s ability to meet its customers’ expectations with respect to on-time delivery of repaired components or quality OEM products is critical. Failure by TAT to meet the quality or delivery expectations of its customers could lead to the loss of one or more of its significant customers.

TAT may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on TAT and its executives and directors. TAT’s efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) governing internal controls and procedures for financial reporting have resulted in increased general and administrative expenses and a diversion of management time and attention. TAT expects these efforts to require the continued commitment of significant resources. TAT may identify material weaknesses or significant deficiencies in its assessments of its internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on TAT’s operating results, investor confidence in TAT’s reported financial information and the market price of TAT’s ordinary shares. Our independent registered public accounting firm is not required to and has not performed an audit of our internal controls over financial reporting as of December 31, 2016.

TAT has potential exposure to liabilities arising under environmental laws and regulations.

TAT’s business operations and facilities are subject to various federal, state, and local laws and regulations related to the environment, including, but not limited to, regulations that govern the discharge of pollutants and hazardous substances into the air and water and the handling, storage and disposal of such materials. Compliance with such laws as they relate to the handling, storage and disposal of hazardous substances is a significant obligation for TAT at each of its facilities. If it fails to comply with these and other environmental-related laws and regulations, TAT would be subject to serious consequences, including fines and other sanctions, and limitations on its operations due to changes to, or revocations of, the environmental permits applicable to its facilities. The adoption of new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new cleanup requirements could require TAT to incur costs and become subject to new or increased liabilities that could increase TAT’s operating costs and adversely affect the manner in which we conduct our business.

Under certain environmental laws, liability associated with an investigation or remediation of hazardous substances can arise from a broad range of properties, including properties currently or formerly operated by TAT or any of its predecessors, as well as properties to which TAT sent hazardous substances or wastes for treatment, storage, or disposal. Costs and other obligations can arise from claims for toxic torts, natural resource and other damages, as well as the investigation and clean-up of contamination at such properties. Under certain environmental laws, such liability may be imposed jointly and severally, so TAT may be responsible for more than its proportionate share and may even be responsible for the entire liability at issue. The extent of any such liability can be difficult to predict.

TAT is exposed to potential liabilities arising from product liability and warranty claims.

TAT is exposed to potential liabilities for personal injury or death as a result of the failure of an aircraft component that was designed, manufactured, serviced or supplied by TAT. TAT believes that, in an effort to improve operating margins, some customers have delayed the replacement of parts beyond their recommended lifetime, which may undermine aircraft safety and increase the risk of liability of TAT and its subsidiaries.

If any of our products are defective, we could be required to redesign or recall those products or pay substantial damages or warranty claims. Such an event could result in significant expenses, disrupt sales and damage our reputation and that of our products and services. There can be no assurance that TAT will not experience material product liability losses in the future, that it will not incur significant costs to defend such claims, that, although TAT maintains product liability insurance, its insurance coverage will be adequate if claims were to arise or that it would be able to maintain insurance coverage in the future at an acceptable cost. A successful claim brought against TAT or its subsidiaries in excess of its available insurance coverage may have a material adverse effect on TAT’s business.

In addition, contractual disputes over warranties can arise in the ordinary course of business. TAT may be subject to requests from customers for cost sharing or pricing adjustments as a part of their commercial relationships, even though the customers had previously agreed to bear these risks.

TAT’s activity in Israel may be adversely affected by a change in the exchange rate of the NIS against the dollar. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on TAT’s profitability and period to period comparisons of TAT’s results.

TAT’s financial statements are stated in dollars, while a portion of TAT’s expenses in Israel, primarily labor expenses, are incurred in NIS and a portion of its revenues are quoted in NIS and in Euro. Additionally, certain assets, as well as a portion of TAT’s liabilities, are denominated in NIS. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on TAT’s profitability and period to period comparisons of TAT’s results. TAT’s results may be adversely affected by the devaluation of the NIS in relation to the dollar (or if such devaluation is on a lagging basis), if TAT’s revenues in NIS are higher than TAT’s expenses in NIS and/or the amount of TAT’s assets in NIS are higher than TAT’s liabilities in NIS. Alternatively, TAT’s results may be adversely affected by an appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if the amount of TAT’s expenses in NIS are higher than the amount of TAT’s revenues in NIS and/or the amount of TAT’s liabilities in NIS are higher than TAT’s assets in NIS. From time to time, we enter into hedging transactions to attempt to limit the impact of foreign currency fluctuations. However, the protection provided by such hedging transactions may be partial and leave certain exchange rate-related losses and risks uncovered. Therefore, our business and profitability may be harmed by such exchange rate fluctuations.

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
• Future sales of TAT’s ordinary shares (by our controlling shareholders or others);
• De-listing of TAT’s shares from NASDAQ and/or from the TASE;
• Stock market price and volume fluctuation; and
• Legal proceedings against TAT’s controlling shareholders.

Equity stock markets can undergo extreme price and volume fluctuations. Market fluctuations, as well as political and economic conditions, such as a recession, interest rate or currency rate fluctuations and political events or hostilities in or surrounding Israel, could adversely affect the market price of TAT’s ordinary shares.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. TAT may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources both of which could have a material adverse effect on TAT’s business and results of operations.

Substantial future sales of TAT’s ordinary shares by TAT’s principal shareholders may depress TAT’s share price.

TAT’s principal shareholders, FIMI Israel Opportunity FIVE, Limited Partnership and FIMI Opportunity V, L.P. (“FIMI” or the “FIMI Funds”), beneficially own together 59.5% of TAT’s outstanding shares. If FIMI sells a substantial number of TAT’s ordinary shares or if the perception exists that FIMI may sell a substantial number of TAT’s ordinary shares, the market price of TAT’s ordinary shares may fall. Any substantial sales of TAT’s shares in the public market may also impede our ability to sell equity or equity-related securities in the future at a time, in a place and on terms TAT deems appropriate.

Risks Relating to Our Location in Israel

Because TAT has significant operations in Israel, TAT may be subject to political, economic and other conditions affecting Israel that could increase TAT’s operating expenses and disrupt TAT’s business.

TAT is incorporated under the laws of the State of Israel. TAT’s executive offices, its research and development facilities and main manufacturing plant are also located in Israel. As a result, political, economic and military conditions affecting Israel directly influence TAT. Any major hostilities involving Israel, a full or partial mobilization of reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on TAT’s business, financial condition and results of operations.

Since its establishment in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic challenges for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on TAT’s operations and business. In recent years, there has been an escalation in violence among Israel, Hamas (which controls the Gaza Strip), the Palestinian Authority (which controls in the West Bank) and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip such as the missiles fired from the Gaza Strip into Israel during the summer of 2014. Ongoing violence between Israel and the Palestinians as well as tension between Israel and its Arab neighbors and Iran may have a material adverse effect on TAT’s business, financial conditions and results of operations.

Furthermore, there are a number of countries, primarily Arab and Muslim countries, that restrict or frown upon business with Israel or Israeli companies, and TAT is precluded from marketing its products to these countries. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on TAT’s operations, TAT’s financial results or the expansion of TAT’s business.

TAT’s results of operations may be negatively affected by the obligation of its personnel to perform military service.

Many of TAT’s employees and some of TAT’s directors and senior management based in Israel are obligated to perform annual reserve duty in the Israel Defense Forces (“IDF”) and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. TAT’s operations could be disrupted by the absence of one or more of its senior management, key employees or a significant number of other employees for a significant period due to military service. Any such disruption in TAT’s operations could adversely affect TAT’s business.

Your rights and responsibilities as a shareholder are governed by Israeli law and may differ in some respects from the rights and responsibilities of shareholders under U.S. law.

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

As a foreign private issuer whose shares are listed on NASDAQ, TAT may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on NASDAQ, TAT is permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. For example, Israel’s corporate governance or laws require that TAT obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of TAT, certain transactions other than a public offering involving issuances of a 20% or more interest in TAT and certain acquisitions of the stock or assets of another company, which are not required by NASDAQ.

Item 4. Information on the Company

History and Development of TAT

TAT was incorporated under the laws of the State of Israel in April 1985 under the name Galaxy Graphics Ltd. TAT changed its name to Galagraph Ltd. in August 1986 and to TAT Technologies Ltd. in May 1992. TAT is a public limited liability company under the Israeli Companies Law 1999-5759, (“Israeli Companies Law”), and operates under this law and associated legislation. TAT’s registered offices and principal place of business are located at Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750002 Israel and its telephone number is +972-8-826-8500. TAT’s website is www.tat-technologies.com. The information on TAT’S website is not incorporated by reference into this annual report.

TAT was founded in 1985 to develop the computerized systems business of its then parent company, TAT Industries Ltd. (“TAT Industries”), a publicly-held Israeli corporation then engaged in the manufacture and sale of aeronautical equipment. In December 1991, TAT acquired the heat exchange operations of TAT Industries and in 2000, TAT purchased the remaining operations of TAT Industries relating to the manufacture and maintenance of aviation accessories and leased certain of its properties.

In March 1987, TAT completed the initial public offering of its securities in the United States. TAT was listed on the NASDAQ Global Market (then known as the NASDAQ National Market) from its initial public offering until July 1998 when the listing of TAT’s ordinary shares was transferred to the NASDAQ Capital Market. On June 24, 2009, TAT’s ordinary shares resumed trading on the NASDAQ Global Market. Since August 2005 TAT’s shares have been traded also on the TASE.

Today TAT is a provider of a variety of solutions and services to the commercial and military aerospace and ground defense industries through its Gedera facility, as well as through its subsidiaries, Limco and Piedmont in the U.S. (Limco and Piedmont are held by TAT through Limco-Piedmont, Inc. (“Limco-Piedmont”)) and Turbochrome in Kiryat Gat, Israel.

In 1993, TAT acquired Limco Airepair, Inc. (“Limco”). Located in Tulsa, Oklahoma, Limco’s FAA-certified repair station provides MRO services for airlines, air cargo carriers, maintenance service centers and the military, especially for heat transfer components. In addition to its MRO services, Limco is an OEM of heat transfer solutions for aircraft and system manufacturers and other selected related products.

In 2005, Limco acquired Piedmont, a company certified by the FAA to perform maintenance, repair and overhaul services of APUs and landing gears. Located in Greensboro, North Carolina, Piedmont’s FAA-certified repair station provides MRO services for airlines, air cargo carriers, maintenance service centers and the military, especially for landing gears and APUs.

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

On December 4, 2009, TAT, through its subsidiary Piedmont, signed an investment agreement with FAvS. According to the agreement, Piedmont was issued 288,334 shares of Class B common stock of FAvS, representing 37% of FAvS' then share capital (total number of shares acquired was subsequently adjusted as result of a 1 for 20 reverse stock split) and $750,000 of FAvS preferred shares (entitled to cash dividends at an annual rate of 12% payable quarterly or to additional preferred shares at an annual rate of 15%) in return for Piedmont's propeller and parts businesses.

On March 11, 2015, Piedmont sold 237,932 shares of Class B common stock of FAvS representing 23.18% of FAvS' share capital and its entire holdings (16,253) of FAvS' Series A preferred stock for an insignificant amount. TAT owns approximately 5% of FAvS’ share capital following the transaction.

In October 2015, TAT acquired Turbochrome, a company certified by the FAA and EASA to perform overhaul and coating of jet engine components, including turbine vanes and blades and fan blades.

In November 2015, TAT entered into an agreement with Engineering to establish a new MRO facility in Russia. The new company, TAT-Engineering LLC, is based in Novosibirsk’s Tolmachevo airport. TAT-Engineering LLC shall provide services of minor repair, overhaul and recore for heat transfer components in Russia and in former territories of the Soviet Union. According to the joint venture agreement, TAT owns 51% of TAT-Engineering's shares and the remaining 49% are held by Engineering.

A. Business Overview

Overview

TAT Technologies Ltd. is a leading provider of solutions and services to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) overhaul and coating of jet engine components through its Turbochrome subsidiary.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO and OEM of heat transfer solutions include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of jet engine overhaul includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

OEM of Heat Transfer Solutions and Aviation Accessories (Gedera)

TAT is an OEM of heat transfer solutions and aviation accessories to the commercial and military aerospace and ground defense industries, primarily through its Gedera facility. The main OEM activity at our Gedera facility is the design and manufacture of a comprehensive line of heat exchangers and cold plates. Heat transfer solutions facilitate removal and dissipation of heat generated during the operation of mechanical and electronic systems. Gedera’s heat transfer solutions are generally integrated into complete cooling systems. Using proprietary technological expertise, we design each heat transfer product to meet the specific space, power, performance and other needs of our customers. Gedera’s heat transfer solutions are marketed worldwide for applications in commercial and military aircraft and electronic systems, the primary users of such equipment. Gedera’s customers include, Liebherr-Aerospace Toulouse S.A. (“Liebherr”), Boeing Aircraft Company (“Boeing”), Israel Aerospace Industries, (“IAI”), Cessna Aircraft Company (“Cessna”), Pilatus Aircraft Ltd “(Pilatus”), Embraer Empresa Brasileira de Aeronáutica S.A. (“Embraer”), Eaton Aerospace LLC (“Eaton”), Parker Hannifin Corporation (“Parker”), Bell Helicopter, as well as the United States Air Force, United States Army, and United States Navy and other air forces from around the world. Such supply contracts are generally long term engagements that may have terms of ten years or more.

As part of its OEM activities, Gedera is also engaged in the design, development and manufacture of complete cooling systems. This product line principally includes cooling systems for electronic systems (used in airborne military platforms) and ground cooling systems (used in military facilities, tents, vehicles and other military applications).

In addition, Gedera designs, develops and manufactures aviation flow control accessories. These accessories include components, such as valves and pumps. Customers for Gedera’s aviation accessories include Lockheed Martin Corporation (“Lockheed Martin”), Boeing, Continental Motors (“Continental”), the Israel Air Force (“IAF”), IAI, Elbit Systems (“Elbit”), Rafael Advanced Defense Systems (“Rafael”), as well as the United States Air Force and United States Navy and other air forces from around the world.

Gedera also provides limited MRO services to commercial and military customers, mainly for aviation accessories as well as for certain heat transfer solutions. Gedera currently overhauls emergency power units, hydrazine tanks, jet fuel starters, cooling turbines and various valves for the F-16 aircraft. In addition, Gedera overhauls anti-icing valves and starters for the Blackhawk and Apache helicopters. The customers for Gedera’s MRO services include the IAF, IAI, various NATO countries, as well as the United States Air Force, United States Army and United States Navy.

Gedera relies on highly qualified personnel and strong engineering, development and manufacturing capabilities that enable it to support its customers from the early program development phase to prototype delivery.

TAT estimates the size of the markets in which Gedera operates to be significant based on the scope of development projects and purchasing processes of its customers. Many of the projects Gedera is engaged in are lengthy and complex, which account for its long-term supplier relationships and the customer loyalty it enjoys. TAT plans to expand its Gedera operations in the OEM segment, among other things, by increasing the scope of work with its existing strategic customers, establishing relationships with new customers, increasing its capabilities in complete systems/sub systems manufacturing, and by targeting strategic territories with high commercial potential.

MRO Services for Heat Transfer Components and OEM of Heat Transfer Solutions (Limco)

Through its Limco subsidiary TAT provides MRO services and OEM manufacturing services to the aerospace and ground defense industries in the field of heat transfer. Limco’s FAA-certified repair station provides aircraft component MRO services for airlines, OEMs, air cargo carriers, maintenance service centers and the military. Limco is also certified by the EASA, the Civil Aviation Administration of Thailand (“DCA”), the Civil Aviation Administration of Indonesia (“DGCA”), and most recently by the Civil Aviation Administration of China (“CAAC”). Limco has also recently attained NADCAP certification for dye penetrant testing. Limco specializes in MRO services for components of aircraft, such as heat transfer components and ozone converters. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft heat transfer components typically require MRO services, including repairs and installation of replacement units, after three to five years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period. Limco’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Limco’s customers include major U.S. domestic and international airlines, air cargo carriers, maintenance service centers, OEMs such as commercial and military aircraft manufacturers and defense contractors, and the United States Armed Forces (Army, Air Force, Navy and Coast Guard). Such customers typically enter into MRO contracts with Limco which are generally long term engagements that may have terms of one to five years or more.

Limco enjoys a strong reputation among customers for its competitive pricing and fast turnaround time. It is recognized by leading OEMs of aerospace products to provide MRO services for their heat transfer solutions. For example, Limco is a well-recognized UTC Aerospace Systems (Hamilton Sundstrand) repair center, providing MRO services for many of its heat transfer solutions.

In addition to its MRO services, Limco also manufactures, on an OEM basis, heat transfer solutions used in commercial, regional, business and military aviation platforms. Customers for Limco’s heat transfer solutions include Boeing, the United States Army, United States Air Force, United States Navy, Raytheon Company (“Raytheon”), Bell Helicopter, Vought Aircraft Industries, Cobham plc, Lockheed Martin, Northrop Grumman Corporation and Gulfstream Aerospace Corporation.

TAT estimates the size of the markets in which Limco operates to be significant based on the number of aircraft requiring MRO services provided by Limco along with the customer loyalty Limco enjoys. TAT plans to expand its Limco operations, among other things, by developing OEM and MRO capabilities for additional types of heat transfer products with significant commercial potential.

MRO Services for Aviation Components (Piedmont)

Through its subsidiary Piedmont, TAT provides MRO services for aviation components to the aerospace industry. Piedmont’s FAA- and EASA-certified repair station provides aircraft component MRO services for commercial airlines, air cargo carriers, maintenance service providers and to governments and military forces worldwide. Piedmont specializes in MRO services for aircraft components, including APUs and landing gears. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft components typically require MRO services, including repairs and installation of replacement units, after three to ten years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years. Warranty claims are generally the responsibility of the OEM during the warranty period.  Piedmont’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Piedmont’s customers include U.S. domestic and international airlines, air cargo carriers and maintenance service providers. Such customers typically enter into MRO contracts with Piedmont which are generally long term engagements that may have terms of one to ten years or more.

Piedmont is licensed by Honeywell as an authorized repair center to provide MRO services for several types of its APU models. Piedmont has excellent working relationships with the major landing gear manufacturers as well.

TAT estimates the size of the markets in which Piedmont operates to be significant based on the number of aircraft requiring MRO services provided by Piedmont. TAT plans to expand its Piedmont operations in the MRO segment by using Piedmont’s experience and reputation to develop MRO capabilities for additional types of APU and landing gears applications as well as other aircraft systems/components with significant commercial potential and by offering additional supplementary services such as machining, plating and grinding (“MPG”).

Piedmont’s extensive experience in the repair and overhaul of APUs and landing systems includes a comprehensive involvement in the industry supply chain. In addition to its MRO services, Piedmont is active worldwide in the exchange, lease and individual component parts supply of its APU and landing gear products. Through a network of industry partners and well-known aerospace parts distributors, Piedmont’s activity in the sale of parts is a robust element of its business.

Overhaul and Coating of Jet Engine Components (Turbochrome)

Through its subsidiary Turbochrome, TAT provides MRO services for jet engine components to the aerospace industry. Turbochrome’s FAA and EASA-certified repair station provides its services mainly to maintenance service centers, airlines and the military. Turbochrome specializes in MRO services for engine components such as turbine vanes and blades, compressor vanes and blades, fan blades and after burner flaps. Generally, manufacturer specifications, government regulations and military maintenance regimens require that engine components undergo MRO servicing at regular intervals or as necessary. Commercial engine components typically require MRO services after three to five years of service or sooner if required. Engine manufacturers typically provide warranties on new engines and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period.  Turbochrome’s business opportunity usually begins upon the conclusion of the warranty period for these components. Turbochrome’s customers include domestic and international airlines, maintenance service centers and the military.

Turbochrome also specializes in the manufacturing of coating powders (for pack cementation aluminide coatings) and masking materials (for the prevention of coating in defined areas) used in the aviation industry. Turbochrome provides these materials to OEMs and to maintenance service centers.

TAT estimates the size of the markets in which Turbochrome operates to be significant based on the number of jet engines requiring MRO services provided by Turbochrome. Turbochrome plans to expand its operations in the MRO segment by using Turbochrome’s experience and reputation to develop MRO capabilities for additional types of jet engine components with significant commercial potential.

Turbochrome’s quality system complies with ISO 9001 and AS9100, and with EASA part 145 and FAA FAR 145 for the civil parts.

Business Strategy

TAT’s principal strategy is as follows:

•
Enhancing OEM capabilities — capitalizing on our technical expertise, experience and reputation in the market of heat transfer solutions to expand the scope of our OEM offerings to new aircrafts or in the existing aircrafts to new platforms.

•
Expand the scope of MRO services — leveraging our technical expertise, engineering resources and facilities to broaden MRO services to additional types of aircraft and additional aircraft systems, subsystems and components while developing the required technical expertise to provide these additional MRO services.

•
Increasing market share — continuing aggressive marketing efforts to win new customers as well as to expand activities with existing customers, partly by focusing on cross selling opportunities between our different businesses. As part of our efforts, also we intend to expand our marketing presence in existing territories, like the United States and Western Europe as well as new territories, where TAT currently has a smaller presence and fewer customers, such as Eastern Europe, Latin America and Asia.

•
Effective synergy among group members — enhancing the synergies between our various businesses. For example, by supplying Limco with heat transfer components manufactured in Gedera, we enable Limco to offer a superior product and more competitive pricing on its MRO services, thereby improving Limco's overall competitive position in the market.

•	Organic growth and M&A — In addition to growing our existing businesses organically as detailed above, we intend to evaluate complementary acquisition opportunities.

Products and Services

OEM of Heat Transfer Solutions and Aviation Accessories

Through its Gedera facility, TAT manufactures a wide range of heat transfer solutions used on board aircraft, air conditioning systems, environmental control systems and cooling systems for electronics for military use. These solutions are manufactured in compliance with all of the stringent quality assurance standards that apply to the manufacture of aircraft parts. Gedera’s quality system complies with ISO 9001, AS9100, Boeing quality systems approval D6-82479 and FAR 21.303 (the FAA standard for Parts Manufacturer Approval).

Heat Transfer Solutions

We manufacture a wide range of heat transfer solutions in our Gedera facility. Gedera specializes in the design and manufacture of highly efficient, compact and reliable heat transfer solutions that are designed to meet stringent constraints such as size, weight and environmental conditions. Heat transfer solutions, such as heat exchangers and cold plates, are integral components of a wide variety of environmental control, mechanical and engine systems, as well as a wide range of electronic systems. These systems generate heat during operation that must be removed and dissipated. Heat transfer solutions facilitate the exchange of heat created through the operation of these systems by transmitting the heat from a hot medium (air, oil or other fluids) to a cold medium for disposal.

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

Gedera’s principal heat transfer solutions include heat exchangers and cold plates. Typically, air-to-air heat exchangers cool a jet engine’s bleed air which, when cooled, is then used in the aircraft’s air conditioning, pressurization and pneumatic systems. The liquid-to-air heat exchangers cool liquids such as engine oil, hydraulic oil and others used in other systems.

Gedera provides a one-stop-shop for all types of heat transfer solutions. Gedera’s heat exchangers are generally priced between approximately $2,000 and $45,000 per unit. A significant portion of Gedera’s heat transfer solutions are sold to customers in connection with the original manufacture or retrofitting of particular aircraft equipment. Gedera generally enters into long-term supply contracts with its customers, which require Gedera to supply heat transfer products as part of a larger project.

Gedera also manufactures other heat transfer solutions, such as cooling chassis, heat sinks and cold plates (which may be air-to-air, liquid-to-air or liquid-to-liquid), to control and dispose heat emitted by the operation of various electronic systems. Such products are currently utilized mainly in radar systems, avionics, electronic warfare systems and various pods for targeting, navigation and night vision.

As a result of the specialized nature of the systems in which Gedera’s parts are included, spare and replacement parts for the original heat transfer solutions are also usually provided by Gedera.

Aviation Flow Control Accessories

Gedera is also engaged in the design, development, manufacture and MRO services for aviation flow control accessories. These accessories include components such as valves and pumps.

Cooling and Air Conditioning Systems

Gedera is also engaged in the design, development and manufacture of complete environmental control systems and cooling systems. This product line includes ground cooling systems  mainly for military applications such as mobile command and control units, command and control vehicles, armored vehicles, mobile broadcast units, mobile hospitals, etc. In addition, Gedera designs, develops and manufactures power electronics cooling systems based on customer specifications, while providing a complete engineering solution in compliance with strict civil aviation standards. Gedera’s systems are used globally and are tested under strict standards.

MRO Services for Heat Transfer Components and OEM of Heat Transfer Solutions

MRO Services for Heat Transfer  Components

Through its Limco subsidiary in the U.S., TAT provides MRO services for heat transfer  components. The demand for MRO services is driven by the size and age of the aircraft fleet, aircraft utilization and regulations by the FAA and other governmental authorities.

Due to the increased maintenance costs of their aging fleets many carriers are seeking ways to reduce costs, minimize down-time, increase aircraft reliability and extend time between overhauls. One way to accomplish this goal is through the outsourcing of more of their maintenance and support functions to reliable third parties. Furthermore, we believe that commercial carriers who have made the decision to outsource their MRO requirements are searching for MRO service providers with a wide-range of service capabilities. These MRO service providers allow the carriers to concentrate their outsourcing of MRO services to a select group of third party providers. The global military aircraft fleet also presents similar opportunities for MRO service providers. We believe that an aging military fleet and the increased use of upgrade programs aimed at extending the useful life of military aircraft will provide continued MRO growth opportunities.

Limco specializes in the repair and overhaul of heat transfer components. These components include heat exchangers, oil coolers, pre-coolers, re-heaters, condensers, water separators, fuel heaters and evaporators.

Limco is continually expanding its MRO capabilities based on market need and/or customer request. Limco’s capabilities include heat transfer components used in aircraft and systems manufactured by Airbus, Boeing, Bombardier, Cessna, Embraer, Lockheed Martin, Fokker, Liebherr-Aerospace, Gulfstream, British Aerospace and others.

One of Limco’s operational strengths and competitive advantages is the close cooperation with TAT’s Gedera facility. Through Gedera’s core manufacturing capabilities and engineering expertise, Limco enjoys a constant supply source of cores of the highest quality necessary in order to perform its MRO services for heat transfer components. In addition, Limco benefits from Gedera’s varied engineering and development capabilities relevant to Limco’s services in the field of heat transfer components.

Limco performs MRO services at its repair station in Tulsa, Oklahoma which has ISO9001, AS9110 and AS9100 certification, NADCAP certification for Dye Penetrant Testing and is licensed to provide MRO services by the FAA and EASA, as well as by the civil aviation Administrations of Thailand, Indonesia and China.

Limco offers varying MRO services for heat transfer components. If the damage is significant, Limco will remanufacture the unit, which generally entails replacing the core matrix of the damaged or old heat transfer component in lieu of replacing the entire unit with a new one. Limco designs and develops these customized remanufactured units as a cost-effective alternative to new part replacement. In the event of less severe damage, Limco will either overhaul or repair the unit as necessary. Re-manufactured units carry warranties which are equal or better than those provided to new units.

OEM Authorizations and Licenses

Limco believes that establishing and maintaining relationships with OEMs of aircraft systems and components is an important factor in achieving sustainable success as an independent MRO service provider. OEMs grant providers in the MRO services market authorization to perform repair and overhaul services on their behalf. OEMs generally grant very few authorizations and maintain tight controls over their authorized MRO service providers in order to maintain high quality of service to their customers. Obtaining OEM authorization requires sophisticated technological capabilities, experience-based industry knowledge and substantial capital investment. Furthermore, Limco believes that service providers that have OEM authorization gain a competitive advantage as they typically receive discounts on parts, technical information and OEM warranty support. Limco is an independent MRO service provider that is a well-recognized repair center of UTC Aerospace Systems (Hamilton Sundstrand), one of the largest heat transfer solutions manufacturers in North America.

OEM of Heat Transfer Solutions

In addition to its MRO services, Limco also acts as an OEM manufacturer of heat transfer solutions used mainly in military aircraft and other ground applications and to a lesser extent, in commercial, regional and business aircraft. Limco specializes in the design and manufacturing of highly efficient heat transfer solutions, which are designed to meet stringent constraints such as size, weight and applicable environmental conditions. These units include heat exchangers, oil coolers, precoolers, reheaters, condensers, fuel heaters and evaporators.

Limco also manufactures demineralizer systems for U.S. Navy vessels, including ships and nuclear submarines. Limco currently offers tens of OEM parts to the aerospace and ground defense industries. These parts are manufactured in compliance with the stringent quality assurance standards that apply to the manufacture of aircraft and military parts.

Limco’s quality systems are ISO9001, AS9110, AS9100 and NADCAP for non-destructive testing certified and FAR 21.303 (the FAA standard for Parts Manufacturer Approval).

MRO Services for Aviation Components

Through its Piedmont subsidiary, TAT provides MRO services for aviation components, including APUs and landing gear. As previously mentioned, the demand for MRO services is driven by the size and age of the aircraft fleet, aircraft utilization and regulations by the FAA and other governmental authorities.

Due to increased maintenance costs of their aging fleets many carriers are seeking ways to reduce costs, minimize down-time, increase aircraft reliability and extend time between overhauls. One way to accomplish this goal is through the outsourcing of more of their maintenance and support functions to reliable third parties. Furthermore, we also believe that commercial carriers who have made the decision to outsource their MRO requirements are searching for MRO service providers that offer a wide-range of service capabilities. These MRO service providers allow the carriers to concentrate their outsourcing of MRO services to a select group of third party providers. The global military aircraft fleet also presents similar opportunities for MRO service providers. We believe that an aging military fleet and the increased use of upgrade programs aimed at extending the useful life of aircrafts will provide continued MRO growth opportunities.

Piedmont specializes in the repair and overhaul of APUs and landing gears. APUs are relatively small, self-contained generators used to start jet engines, usually with compressed air, and to provide electricity, hydraulic pressure and air conditioning while an aircraft is on the ground. In many aircraft, an APU can also provide electrical power during in-flight emergency situations. Landing gears are the structure that support an aircraft on the ground and allow it to taxi, takeoff and land.

Piedmont performs MRO services at its repair station in Greensboro, North Carolina, which is licensed by the FAA and EASA and also certified to AS9001 standards. Piedmont specializes in providing comprehensive repair and overhaul services for APU models manufactured by both Honeywell and Hamilton Sundstrand. In addition, Piedmont provides full repair, overhaul, machining, plating and grinding services for landing gear systems for commercial and military aircraft. Piedmont has a long history in providing landing gear MRO services for regional airliners, including aircraft manufactured by Bombardier (CRJ 100/200/Dash8), the French-Italian ATR (42/72), and the Brazilian Embraer (E170/E190).

OEM Authorizations and Licenses

Piedmont believes that establishing and maintaining relationships with OEMs of aircraft systems and components is an important factor in achieving sustainable success as an independent MRO service provider. OEMs grant providers in the MRO services market authorizations or licenses to perform repair and overhaul services on the equipment they manufacture. OEMs generally grant few authorizations or licenses and maintain tight controls over their authorized and licensed MRO service providers, in order to maintain high quality of service to their customers. Obtaining OEM authorizations requires sophisticated technological capabilities, experience-based industry knowledge and substantial capital investment. Piedmont believes that service providers that have OEM authorizations and licenses gain a competitive advantage as they typically receive discounts on parts, technical information, OEM warranty support and use of the OEM name in marketing. Piedmont is an authorized repair station licensed by Honeywell, the largest manufacturer of APUs, for several of its APU models.

Machining, Plating and Grinding, or MPG Services

Piedmont has extended its services to include the provision of MPG services, either as supplementary to its traditional MRO services or as stand-alone services. We believe that establishing and maintaining customer relationships with our MPG shop is an important factor in achieving sustainable success as an independent MRO service provider and creates a competitive advantage.

Overhaul and Coating of Jet Engine Components

Through its subsidiary, Turbochrome, TAT provides MRO services for jet engine components to the aerospace industry. Turbochrome’s FAA and EASA certified repair station provides its services mainly to maintenance service centers, airlines and the military. Turbochrome specializes in MRO services for engine components such as turbine vanes and blades, compressor vanes and blades, fan blades and after burner flaps. Generally, manufacturer specifications, government regulations and military maintenance regimens require that engine components undergo MRO servicing at regular intervals or as necessary. Commercial engine components typically require MRO services after three to five years of service or sooner if required. Engine manufacturers typically provide warranties on new engines and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Engine manufacturers may also offer extended warranty agreements for 10 to 15 years for the engines. Warranty claims are generally the responsibility of the OEM during the warranty period.  Turbochrome’s business opportunity usually begins upon the conclusion of the warranty period for these components. Turbochrome offers its customers DER (Designated Engineering Representatives) and DOA (Design Organization Approval) repairs approved by the FAA and EASA. Turbochrome’s customers include U.S. domestic and international airlines, maintenance service centers and the military.

TAT estimates the size of the markets in which Turbochrome operates to be significant based on the number of jet engines requiring MRO services provided by Turbochrome. Turbochrome plans to expand its operations in the MRO segment by using Turbochrome’s experience and reputation to develop MRO capabilities for additional types of jet engine components with significant commercial potential.

Turbochrome’s quality system complies with ISO 9001 and AS9100, and with EASA part 145 and FAA FAR 145 for the civil parts.

Manufacturing of masking and coating materials

Through its Turbochrome facility, TAT manufactures a wide range of masking and coating materials for the aviation industry. These products are manufactured in compliance with all of the stringent quality assurance standards that apply to the maintenance of aircraft engine components.

Customers

General

TAT targets a broad range of customers within the commercial and military aerospace and ground defense industries. Our customers include commercial manufacturers of military equipment, commercial airlines, aircraft manufacturers, military forces, the defense industry, and other manufacturers of electronic systems, aviation units and machinery in the United States, Europe, CIS, Asia, Latin America and Israel. During 2016, TAT had revenues generated by more than 500 customers worldwide.

Major Customers

OEM Customers

TAT, primarily through its Gedera facility, sells its OEM solutions and systems to commercial and military aircraft manufacturers and defense contractors and to the United States and Israeli governments.

Partial lists of OEM customers are set in the following table:

Aircraft manufacturers	Boeing, Cessna, Pilatus, Embraer, Lockheed Martin, Honda Aircraft, Cirrus, Bombardier, IAI, Parker.
System manufacturers/integrators and defense contractors	Liebherr-Aerospace, Wuhan Hangda, Thales, Rafael, Elbit, IAI, Lockheed Martin, Eaton Aerospace, Parker Hannifin Corporation, Safran (Snecma), Raytheon.

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

MRO Customers

TAT services MRO customers primarily through Limco, Piedmont and Turbochrome, including major U.S. domestic and international airlines, air cargo carriers, maintenance service centers, the United States Armed Forces and other air forces from around the world.

TAT’s partial list of MRO customers is set forth in the following table:

U.S. Domestic and international airlines and air cargo carriers
Air France-KLM, SAS, Swiss, EL AL, Delta Airlines, United, Air Canada Jazz, Republic Airways, Expressjet, DHL, Austrian Airlines, TAM, Saudi Arabian Airlines Corp, Thai, Korean Air, Air India, FedEx, Swiftair, Allegiant Air, Empire Airlines, Mountain Air Cargo, Alliance Airlines.

Maintenance service centers
Fokker, Honeywell International, Kellstrom Commercial, Aerokool, Lufthansa Technik, UTAS-Hamilton Sundstrand, SR Technics, Evergreen Aviation Component Services, Turkish Technic, Delta Tech Ops, ST Aerospace Engineering, Aero Kool, Gulfstream, IAI, Aerothrust, Summit Aviation, Haeco Americas, Jet Engine Technologies, Turbine Engine Solution, Turbine Engine Center and Cargolux.

Government and military air forces	United States Army, United States Air Force and United States Navy; Israeli Ministry of Defense, IAF; Belgium Air Force, Polish Air Force, Portuguese Air Force

Military Contracts

Sales to the U.S. government, our largest government customer, accounted for approximately 5.6% of TAT’s revenues for the year ended December 31, 2016, approximately 4.9% of our revenues for the year ended December 31, 2015 and approximately 6.4% of our revenues for the year ended December 31, 2014.

Many of TAT’s contracts are bid and awarded competitively on the basis of technical merit, personnel qualifications, experience and price. TAT also receives some contract awards involving special technical capabilities on a negotiated, noncompetitive basis due to TAT’s technical capabilities.

TAT provides products under government contracts that usually require performance over a period of several months to several years. Long-term contracts for the U.S. military may be conditioned upon continued availability of congressional appropriations. Variances between anticipated budget and congressional appropriations may result in a delay, modification of scope or termination of these contracts.

The vast majority of the governmental contracts to which TAT is party to are fixed-price contracts, some of which contain fixed-price escalation mechanism. Under these contracts, TAT agrees to perform specific work for a fixed price and, accordingly, realizes the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. The allowable government contract costs and fees of TAT are subject to audit and may result in non-reimbursement of some contract costs and fees. While governments reserve the right to conduct further audits, audits conducted for periods through fiscal year 2016 have resulted in no material cost recovery disallowances for TAT.

TAT’s eligibility to perform under its government contracts requires us to maintain adequate security measures. TAT has implemented security procedures that it believes adequately satisfies the requirements of its current government contracts.

Backlog and Long Term Agreements

Our backlog includes the following: (i) actual purchase orders, and (ii) the maximum estimated sales we expect to generate from long-term agreements for which we do not have actual purchase orders. It should be noted that under these long-term agreements there is no legal obligation from the customer to purchase our products or services, yet typically our customers would not sign such an agreement unless there is a specific business opportunity.  As such, backlog information may not necessarily be indicative of future sales.

As of December 31, 2016, our backlog included: (i) outstanding purchase orders representing an aggregate amount of $33 million, and (ii) sales that we expect to generate from long-term agreements (the longest of which is until 2030) for which we have not yet received actual purchase orders in an aggregate amount of $170 million.

Product and Service Warranties

TAT provides warranties for its products and services ranging from one to three years, depending on the nature of the specific product. To date, TAT’s warranty costs have not been substantial. As of December 31, 2016, the combined warranty reserve for TAT was $0.3 million.

Competitive Environment

OEM of Heat Transfer Solutions and Aviation Accessories

The aerospace and defense OEM industries in general and specifically, the commercial and military aviation markets, are characterized by intense competition and the need to constantly be in the forefront of technological innovations in order to be able to offer advanced and attractive products. Competition in these OEM markets is also based on price, quality and turn-around time. TAT estimates the market size of heat transfer solutions to be significant based on the scope of development projects and purchasing processes of the potential customers. TAT estimates that there is a small number of competing suppliers in the aerospace and defense OEM markets due to the high barriers to entry to these markets, which include the need for highly qualified and trained personnel, technologically advanced facilities and the need to obtain appropriate governmental approvals. The nature of the projects in the commercial and military aviation OEM industry, which are often time consuming and complex, also require long-term supplier relationships and customer loyalty in order to succeed.

TAT’s competitors in the global OEM aerospace and defense industries can be divided into two main groups:

•
Complete system manufacturers that either independently or through subcontractors, design, develop and manufacture complete systems (such as a manufacturer of aircraft hydraulic systems) directly for the platform manufacturer (i.e., for business jets). These companies will typically compete on bids for complete systems and/or projects where the components/products TAT develops are part of the complete system. In such cases, it is very likely that these companies will subcontract to companies such as TAT the design and manufacturing of one or a few components in the system. Although some of these companies have the capabilities to design and manufacture each standalone component in a complete system (i.e., a heat exchanger integrated in hydraulic systems) they usually do not compete with TAT in projects where there is a specific requirement for a stand-alone component.

•
Component manufacturers for which the design and manufacture of components (such as heat exchangers or other types of heat transfer solutions) is the main business (and which are normally situated in the “value chain” one tier below the system manufacturers, such as a manufacturer of an aircraft’s hydraulic system and two tiers below the platform manufacturer, such as a manufacturer of a new aircraft). These companies typically compete in projects where there is a specific requirement for a standalone aviation component (such as a heat exchanger or other types of heat transfer solutions) and in tenders by manufacturers of complete systems or products for sub-contractors. Although some of the component manufacturers have the capabilities to design, develop and manufacture a complete system (i.e., environmental control system for a business jet) for a certain platform, these companies usually do not compete on projects for complete systems in which their manufactured component constitutes a small part of the complete system, mainly due to the high barriers to entry and to the difficulty to move up the “value chain” from a component supplier to a whole system manufacturer.

The major competitors of TAT in the area of OEM of heat transfer solutions and aviation accessories include manufacturers in the United States such as the Hughes-Treitler division of Ametek , Lytron , Niagara Thermal, Hamilton Sundstrand, Honeywell International and Triumph Thermal Systems; manufacturers based in Europe such as I.M.I. Marston , a subsidiary of Hamilton Sundstrand, Safran (Secan), Behr and Liebherr-Aerospace Toulouse S.A; and manufacturers based in Asia such as Sumitomo Precision Products from Japan. These competitors may enjoy competitive advantages over Gedera, such as:

•	The ability to adapt more quickly to changes in customer requirements and industry conditions or trends;
•	Greater access to capital;
•	Stronger relationships with customers and suppliers;
•	Greater name recognition;
•	Access to superior technology and greater marketing resources;
•	Ability to independently offer systems in addition to components; and
•	The ability to bundle heat transfer solutions and other aircraft components.

MRO Services for Heat Transfer Components

The market for MRO services in the field of heat transfer components is highly competitive. Competition in this market is based on price, turnaround time, quality and breadth of services. TAT’s global competitors in the field of servicing heat transfer components can be divided into two main groups:

•
Service divisions of OEMs – generally, each OEM of products in the heat transfer solutions segment has the necessary capabilities to provide MRO services for products it designs and manufactures throughout its lifetime, commencing with the initial warranty period and through the after-market period. Service divisions of OEMs may also acquire capabilities to service products of other OEMs to further expand their MRO services.

•
Service centers – which often provide MRO services for a broad range of components and systems. These service centers can be either the in-house maintenance services of commercial airlines or other independent service providers.

For heat transfer MRO services, TAT’s major competitors are Triumph Thermal Systems, Lori Heat Transfer Center of Honeywell, Safran (Secan), Drake Air – Ametek, American Cooler Service, Hamilton Malaysia, Lufthansa Technik, Elite and others.

As an independent MRO service provider, Limco’s competitors have inherent competitive advantages. For example, Limco competes with the service divisions of large OEMs which in some cases have design authority with respect to their OEM solutions and are able to derive significant pricing advantages from their OEM manufacturing activities. Limco also competes with the in-house service divisions of large commercial airlines where there is a strong incentive for an airline to fully utilize the services of its maintenance employees and facilities. Further, Limco’s competitors may have additional competitive advantages, such as:

•	Better name recognition;
•	Ability to bundle heat transfer and other aircraft components;
•	Regional support near customers’ location;
•	Access to greater marketing resources; and
•	Access to superior technology.
•	Better turnaround time.

MRO Services for Aviation Components

The market for MRO services in which Piedmont operates is highly competitive. Competition in this market is based on quality, price, turnaround time and breadth of services. Piedmont’s primary MRO services competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers. For APU and landing gear MRO services Piedmont’s major competitors are Standard Aero Group., Aerotech International, Honeywell International, Chase Aerospace, Professional, Messier-Dowty Aerospace (MD), AAR, Hawker Pacific,APRO and others.

A number of Piedmont’s competitors have inherent competitive advantages. For example, Piedmont competes with the service divisions of large OEMs which in some cases have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. Piedmont also competes with the in-house service divisions of large commercial airlines where there is a strong incentive for an airline to fully utilize the services of its maintenance employees and facilities. Further, Piedmont’s competitors may have additional competitive advantages, such as:

•	Better name recognition;
•	Ability to bundle aviation and other aircraft components;
•	Stronger relationships with customers and suppliers;
•	Lower cost structure;
•	Regional support near customers’ location;
•	Access to greater marketing resources;
•	Access to superior technology; and
•	Greater access to capital.
•	Better turnaround time.

Overhaul and Coating of Jet Engine Components

The market for MRO services in which Turbochrome operates is highly competitive. Competition in this market is based on quality, price, level of service and turnaround time. Turbochrome’s primary MRO services competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers, including Safran (Snecma), General Electric, GKN, PAS, Chromalloy Southwest, MCT Japan and others. With respect to coating materials, Turbochrome's competitors include APV Coatings, Praxair, Saint-Gobain and others.

A number of Turbochrome’s competitors have inherent competitive advantages. For example, Turbochrome competes with the service divisions of large OEMs who in some cases have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. Turbochrome also competes with the in-house service divisions of large commercial airlines and there is a strong incentive for an airline to fully utilize the services of its maintenance employees and facilities. Further, Turbochrome’s competitors may have additional competitive advantages, such as:

•	The ability to adapt more quickly to changes in customer requirements and industry conditions or trends;
•	Better name recognition

•	Ability to bundle jet engine and other aircraft components;
•	Stronger relationships with customers, OEMs and suppliers;
•	Lower cost structure;
•	Regional support near customers’ location;
•	Access to greater marketing resources;
•	Access to superior technology; and
•	Greater access to capital.
•	Better turnaround time.

Competitive Strengths

We believe that TAT’s success can be attributed to several critical factors, including the following:

•	Engaging in active efforts to preserve its customer base in existing projects, while working to broaden and increase its involvement with such clients.
•
Conducting marketing activities aimed at penetrating new geographical markets and winning new customers, while taking advantage of the unique knowledge and expertise that TAT and its subsidiaries have gained in various areas.

•	Entering into additional related operating segments that will enable TAT and its subsidiaries to fulfill their growth potential.
•
Providing customers with the best value, including competitive prices, by tailoring comprehensive service packages that combine the design and planning of an OEM component, the manufacture of such component, and the provision of maintenance services.

•	Extending MRO capabilities in order to establish a ‘one-stop-shop’ center for comprehensive MRO services for the types of aircraft Limco and Piedmont target.
•
Enhancing our engineering capabilities in order to support customer needs related to new projects and in order to certify MRO services that differ from processes previously approved by the FAA, EASA or other regulatory authorities. This allows shortening the long and complex approval process, streamlining the design and certification process and reducing costs.

•	Leveraging operational efficiencies to achieve shorter delivery times and reduce costs.
•	Investing in new technologies and manufacturing techniques in the heat transfer solutions line.
•
Investing in innovations and improvements aimed at enhancing the quality and performance of our existing solutions and services as well as the development of new products in an effort to strengthen our market position and enter into more advanced platforms.

Engineering

We believe that our engineering capabilities is a strategic core competency and key competitive advantage, which allows us to effectively compete in the market with companies which, in many cases, have better name recognition and greater resources than we do. Our strong engineering capabilities enable us to meet our customers’ increasingly complex demands to deliver high-quality and cost-effective solutions while maintaining efficient development cycles. These capabilities are based on proprietary technological expertise and know-how developed by highly-experienced multi-disciplinary teams over the years. We believe that this proprietary knowledge coupled with our innovative and problem-solving approach allows us to provide our customers with an overall superior solution – in both manufacturing and MRO services – in terms of quality, cost and turnaround time. Our strong engineering capabilities are a key factor in preserving customer loyalty as well as supporting our efforts to expand our services to new areas of growth.

Gedera’s engineering staff has extensive knowledge and experience in designing heat transfer solutions.

In general, Gedera has manufacturing capabilities for most heat transfer solutions. Gedera manufactures the necessary tools, fixtures, test equipment and special jigs which are required to manufacture, assemble and test these products. Gedera developed proprietary design and analysis techniques which assist in the mechanical and thermal design of its products. All of Gedera’s products are inspected and tested by trained inspectors using highly sophisticated test equipment in accordance with its customer requirements.

Limco’s engineering department enhances its ability to provide its customers with high-end top-quality MRO services, supports the development of MRO services for new products with commercial potential and supports its OEM activity. Limco’s engineering department employs certified mechanical and aerospace engineers. Limco’s multi-disciplinary team of engineers specializes in, among others, heat transfer solutions and components and supports all processes of thermal and structural analysis, mechanical and metallurgical research and development for manufacturing design. Limco’s engineers have direct experience with aerospace component repair and obtaining supplemental type certificates from the FAA. Limco’s engineering department supports the development of new capabilities with repairs that extend beyond the limits of the component maintenance manual and utilizes DER to obtain the necessary FAA approvals.

Piedmont’s engineering department employs experienced mechanical and aerospace engineers with repair station and manufacturing experience in both engineering and quality. Piedmont also has an FAA-certified DER on staff with delegations in Power plant (APUs) & Mechanical Systems and with special delegation to manage and approve repair specifications.  In addition to developing quality major repairs, Piedmont’s engineers have experience in obtaining supplemental type certificates and parts manufacturer approvals while working directly with the FAA Aircraft Certification Office.

Turbochrome’s engineering department enhances its ability to provide its customers with high-end top-quality MRO services. Turbochrome’s engineering department employs several certified mechanical and metallurgical engineers. Turbochrome’s multi-disciplinary team of engineers specializes in, among other things, turbine components and supports all processes of thermal and structural analysis and mechanical and metallurgical research and development. Turbochrome’s engineers have substantial experience with aerospace component repair and with obtaining DER and DOA certificates from the FAA and EASA.

Research and Development

The technological developments in TAT’s markets increase the need to constantly examine the use of new materials and technologies in an effort to improve both the physical characteristics of the products (size, weight), as well as their performance (optimal heat transfer, higher reliability and increased lifespan). TAT also develops new products and enhanced functionalities for its existing products based on customer demands and in response to the competitive environment and market potential. TAT invests resources to attain such technological and product improvements in cooperation with its customers.

Source and Availability of Raw Materials and Spare Parts

TAT and its subsidiaries acquire most of the components for the manufacture of their products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States. Some of these suppliers are currently the sole source of one or more components upon which TAT and its subsidiaries are dependent. Since many of TAT's and its subsidiaries’ purchases require long lead times, a delay in the supply of an item can significantly delay the delivery of a product. Generally, TAT and its subsidiaries have not experienced significant difficulty in obtaining timely deliveries of necessary components; however, if they are unable to obtain these components when needed, they would experience delays in manufacturing their products and their financial results could be adversely affected.

The raw materials used in manufacturing programs are generally readily available metals and alloys. TAT and its subsidiaries have not had any significant difficulty in obtaining such materials in the past.

TAT and its subsidiaries select their suppliers primarily based on their ability to ensure that their parts are serviceable and traceable to OEM-approved sources, their delivery performance and their ability to help reduce the total cost of procuring those parts. For quality control, cost and efficiency reasons, TAT and its subsidiaries generally purchase supplies only from vendors with whom they have ongoing relationships or who their customers have previously approved.

Authorizations from OEMs often require that TAT purchase component parts that are needed for its MRO services from the OEM or its designated distributors.

Wherever possible, TAT and its subsidiaries have been and are investing efforts in order to qualify second sources or have identified alternate sources for many of its parts needs.

Israeli Export Policy

Exports of military related products are subject to the military export policy of the State of Israel. Currently the Israeli government encourages exports to approved customers, provided that such exports do not run counter to Israeli policy or national security considerations. Gedera must obtain a permit prior to initiating a sales proposal and ultimately an export license for the transaction is required. Israeli law also regulates the export of “dual use” items (items that are typically sold in the commercial market but that may also be used in the defense market).

While we have been successful in obtaining export permits in the past, we may not be able to obtain the necessary export permits or licenses in the future. In addition, governmental policy with respect to military exports may be altered.

U.S. Export Regulations

Export of defense products, military technical data and technical services by our U.S. subsidiaries to Israel and other countries is subject to applicable approvals by the U.S. government under the U.S. International Traffic in Arms Regulations (“ITAR”). Such approvals are typically in the form of an export license or a technical assistance agreement (“TAA”). Other U.S. companies wishing to export defense products or military-related services and technology to our Israeli and other non-U.S. entities are also required to obtain such export licenses and TAAs. An application for an export license or a TAA requires disclosure of the intended end user and the use of the technology. Pursuant to recent export control reform initiatives in the U.S., a greater part of our U.S. subsidiaries’ and our U.S. suppliers' activities are becoming subject to control under the Export Administration Act "dual use" regulations. The U.S. government may deny an export authorization if it determines that a transaction is counter to U.S. policy or national security.

Proprietary Rights

At the present time, TAT and its subsidiaries do not own any patents. TAT and its subsidiaries rely on laws protecting trade secrets, and consider such items proprietary; however, we believe that our success depends less on the ownership of such proprietary rights than on our innovative skills, technical competences, marketing and engineering abilities. TAT and its subsidiaries have no material registered trademarks.

At the present time, TAT and its subsidiaries do not own any patents. TAT and its subsidiaries rely on laws protecting trade secrets, and consider such items proprietary. We believe that our success depends on the ownership of such proprietary rights along with our innovative skills, technical competences, marketing and engineering abilities. TAT and its subsidiaries have no material registered trademarks.

B. Government Regulations

Aerospace and Safety Regulations

The commercial aerospace industry is highly regulated by the FAA in the United States, EASA in Europe, and other governmental authorities elsewhere in the world, while the military aerospace industry is governed by military quality specifications established by the U.S. Department of Defense for the manufacturing and repair industries and ISO-9000. TAT is required to be certified by one or more of these entities and, in some cases, by individual OEMs. TAT must also satisfy the requirements of its customers, including OEMs and airlines that are subject to FAA regulations and to evolving industry standards, and provide these customers with products that comply with the government regulations applicable to commercial flight operations. TAT believes it currently satisfies or exceeds these FAA maintenance standards in its repair and overhaul activities. Each of its repair stations is approved by the FAA. TAT also believes it currently satisfies all industry standards in its facilities.

TAT’s operations are also subject to a variety of worker and community safety laws including the Occupational Safety and Health Act of 1970, known as OSHA, which mandates general requirements for safe workplaces for all U.S. employees. In addition, OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances. TAT believes that its operations are in compliance with OSHA’s requirements.

TAT believes that it is in material compliance with U.S., European and other governmental regulations affecting the aerospace and defense industries.

Israeli Regulations

TAT’s operations in Israel are subject to supervision by the Israeli Ministry of Defense and Civil Aviation Administration of Israel. Gedera is certified by the IAF and the Israeli Ministry of Defense for both manufacturing and maintenance. Gedera is also licensed as a repair station for certain components by the Civil Aviation Administration of Israel. In addition, Gedera’s export of certain products and/or know-how is subject to approval by the Defense Export Controls Agency (“DECA”) of the Israeli Ministry of Defense. DECA permits are required prior to submitting sales proposals with regard to such exports, as well as for the actual export of such products.

Environmental Matters

TAT’s operations are subject to a number of stringent federal, state and local environmental laws in the United States and Israel, as well as to regulation by government agencies, including the U.S. Environmental Protection Agency. Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transportation and disposal of pollutants and hazardous substances. These authorities may require TAT to initiate actions to remediate the effects of hazardous substances which may be or have been released into the environment, and require TAT to obtain and maintain permits in connection with TAT’s operations. This extensive regulatory framework imposes significant compliance burdens and risks.

Although TAT seeks to maintain its operations and facilities in compliance with applicable environmental laws, there can be no assurance that TAT has no violations, or that change in such laws, regulations or interpretations of such laws, will not require TAT to make significant additional expenditures to ensure compliance in the future. Currently, TAT does not believe that it will have to make material capital expenditures for its operations to comply with environmental laws or regulations, or to incur material costs for environmental remediation during the 2017 fiscal year.

TAT has received no material third party environmental claims relating to its facilities, and TAT believes that it has all material licenses and certifications that are required in the jurisdictions in which it operates.

C. Property, Plants and Equipment

The Gedera facility is located in Park Re’em near Gedera. This facility is approximately 348,000 square feet and houses TAT’s executive offices, Gedera’s research and development and manufacturing operations. The land of this facility is leased by TAT Industries from the Israel Land Authority (“ILA”). Approximately 26,000 square feet of the facility are sub-leased to TAT from 1991 until 2020 and the lease from the ILA is expected to expire in 2020. TAT sub-leases the remaining 322,000 square feet of the facility from TAT Industries pursuant to an agreement TAT entered into in connection with the purchase of the operations relating to the manufacture of aviation accessories of TAT Industries in February 2000. The lease agreement expires at the end of 2024. In 2015 the rental fee was reviewed by a real estate appraiser who determined that the rental fee would be $656 thousand per year with an additional incremental payment of 2% per year. Total rental payments TAT paid to TAT Industries during 2016, 2015 and 2014 were $695, $667 and $427 thousand, respectively.

Limco owns and operates a 55,000 square feet manufacturing plant in Tulsa Oklahoma Limco also leases an additional 16,000 square feet repair station adjacent to its manufacturing plant. In 2016, 2015 and 2014, the rental expense for this property was $51, $51 and $52 thousand, respectively, for each one of these years. The lease expired in October 31, 2016 and Limco is currently working on a month to month lease arrangement.

Piedmont leases approximately 56,000 square feet space for its facility in Kernersville, North Carolina to support its APU component and overhaul repair station. In 2016, 2015 and 2014, the rental expense for this property was $78 thousand for each one of these years. The lease expired in October 31, 2016, and is now extended month to month. In the second half of 2015, Piedmont leased approximately 82,000 square feet in Greensboro for its new landing gear component and overhaul repair station as well as the MPG operation. The lease expires on June 30, 2025. In 2016 and 2015 the rental expense was $297 and $162 thousand. In addition, during 2016, Piedmont also leased approximately 32,000 square feet for its facility in Winston-Salem, North Carolina to support its former landing gear component and overhaul repair station as well as the MPG operation. In 2016, 2015 and 2014, the rental expense for this property was $38, $76 and $76 thousand for each one of these years. This lease expired in June 2016 and Piedmont moved to the new facilities. Starting in 2014, Piedmont also leased approximately 10,000 square feet of storage space in Winston-Salem (near its previous main facility in Winston-Salem), on a month to month lease. The lease ended during 2016. In 2016, 2015 and 2014 Piedmont’s expense for this property was $8, $19 and $14 thousand, respectively, for each one of these years.

Turbochrome operates a 135,000 square feet facility in Kiryat Gat, Israel, which supports all its business. The land on which the facility is located is leased from the ILA. The leasehold rights are for a period ending in 2045 and are recorded in Turbochrome's name. Turbochrome paid the entire lease payments due until 2045 in a one-time payment (discounted to present value).

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

Overview

TAT is reliant on the robustness of the commercial and military aerospace and ground defense industries. Any downturn in these industries could weaken demand for its solutions and services and negatively impact its financial results. The commercial airline industry is cyclical and has historically been subject to fluctuations due to general economic and political conditions, such as fuel and labor costs, price competition, downturns in the global economy and national and international events.

TAT’s revenues from OEM operations generally have higher gross margins than from MRO services. Correspondingly, the manufacturing of OEM products requires a higher level of expertise, associated labor and initial investments than does the provision of MRO services.

TAT’s cost of revenues for OEM operations and MRO services consists of component and material costs, direct labor costs, quality assurance costs, shipping expenses, royalties, overhead related to manufacturing and depreciation of manufacturing equipment. TAT’s gross margin is affected by the proportion of its revenues generated from each of its operational segments.

The principal factors that affect the operating income of TAT’s four segments, in addition to their gross profit, is the expenditure on selling and marketing expenses and general and administrative expenses. While TAT closely monitors its operating expenses to prevent unnecessary spending, we believe that these operating expenses may increase in the future in accordance with our plans to grow the business.

TAT’s research and development expenses are related to new products and technologies or significant improvement of existing products and technologies.

TAT’s selling and marketing expenses are related to commission payments, compensation and related expenses of TAT’s sales teams, participation in trade shows, travel expenses, advertising expenses and related costs for facilities and equipment.

TAT’s general and administrative expenses are related to compensation and related expenses for executive, finance and administrative personnel, professional fees such as legal, audit, SOX, internal audit, other general corporate expenses and related costs for facilities and equipment.

Sources of Revenues

TAT, directly and through its subsidiaries, provides a variety of solutions and services to the commercial and military aerospace and ground defense industries, including:

(i)	OEM of heat transfer solutions and aviation components, such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers (through our Gedera facility);
(ii)	MRO services for heat transfer components and OEM of heat transfer solutions (through our Limco subsidiary);
(iii)	MRO services for aviation components (through our Piedmont subsidiary); and
(iv)	Overhaul and coating of jet engine components (through our Turbochrome subsidiary).

TAT’s revenues from its four operational segments for the three years ended December 31, 2016 were as follows:

	Year Ended December 31,
	2016		2015		2014
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Revenues
OEM of heat transfer solutions and aviation components	$28,255	29.5%	$27,351	32%	$28,185	35%
MRO services for heat transfer components and OEM of heat transfer solutions	32,429	33.9%	31,001	36%	30,350	38%
MRO services for aviation components	31,630	33.0%	29,665	35%	27,734	34%
Overhaul and coating of jet engine components (*)	9,209	9.6%	1,905	2%	-	-%
Eliminations	(5,729)	(6)%	(4,315)	(5)%	(5,543)	(7)%
Total Revenues	$95,794	100%	$85,607	100.0%	$80,726	100.0%

 (*) The results of 2015 are for the period from October 19, 2015 (date of acquisition) to December 31, 2015.

The following table reflects the geographic breakdown of TAT’s revenues for each of the three years ended December 31, 2016:

	Years Ended December 31,
	2016		2015		2014
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues

United States	57,946	60.5%	$52,751	62%	$50,153	62%
Europe	19,641	20.5%	18,336	21%	16,419	20%
Israel	7,670	8.0%	4,916	6%	5,641	7%
Other	10,537	11.0%	9,604	11%	8,513	11%
Total	$95,794	100.0%	$85,607	100.0%	$80,726	100.0%

Costs and Expenses

Cost of revenues. TAT’s cost of revenues for OEM operations and MRO services consist of component and material costs, direct labor costs, quality-assurance costs, royalties, shipping expenses, overhead related to manufacturing and depreciation of manufacturing equipment.

TAT’s gross margin was affected by the proportion of TAT’s revenues generated from OEM operations and MRO services in each of the reported years.

Research and development expenses, net. Research and development expenses, net are related to new products and technologies or to a significant improvement of products and technologies, net of grants and participations received.

Selling and marketing expenses. Selling and marketing expenses consist primarily of commission payments, compensation and related expenses of TAT’s sales teams, participation in trade shows, travel expenses, advertising expenses and related costs for facilities and equipment.

General and administrative expenses. General and administrative expenses consist of compensation and related expenses for executive, finance and administrative personnel, professional fees such as legal, audit, SOX, internal audit, other general corporate expenses and related costs for facilities and equipment.

Other income (expense). Other income (expense) results from capital gain on sale of property and equipment and onetime expenses, which in 2016 and 2015 are mainly attributed to the Turbochrome acquisition and related expenses.

Gain on bargain purchase. Gain on bargain purchase is related to the acquisition of Turbochrome and represents the excess of the estimated fair value of the assets and liabilities acquired over the purchase price.

Financial income (expense), net. Financial income (expense), net consists of exchange rate and interest income or expense. Interest income or expense relates to the interest received from or paid to banks and changes in the rate of the NIS or other currencies against the U.S. dollar.

Tax expense (income). Tax expense consists of Israeli and U.S. federal and state taxes on the income of TAT’s business and changes in deferred tax assets or liabilities.

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

In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Management has reviewed these critical accounting policies and related disclosures with TAT’s audit committee.

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
Revenues from the sale of products are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, collection of the resulting receivable is reasonably assured, the price is fixed or determinable and no significant obligation exists. TAT does not grant a right of return.

Revenues from product sales are recognized when product is shipped to the customer and title passes to the customer.

Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passes) to the customer. Management provides for losses, if expected for the remaining portion of such contracts.

Revenues from MRO services are generally recognized when services are completed and the item is shipped back to the customer. In cases in which contracts require exchanging a defective landing gear for a restored gear, the non-refundable minimum amounts from these contracts are recognized on the exchange date (delivery of the product has occurred), and any additional amounts billed to the customer for excess hours of repair are recognized when the customer approve the price for these additional services.

Revenues from maintenance contracts are recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. We estimate the costs that are expected to be incurred based on our historical experience. The costs incurred in connection with the maintenance contracts are not incurred on a straight-line basis, as the timing to provide the maintenance services is dependent on when parts under these contracts require maintenance. Therefore, we accrue revenue as costs are incurred. These contracts are reviewed on a regular basis and adjusted (if required) based on total expected cost.

Inventory valuation

Inventories are stated at the lower of cost or market. Cost of raw material and parts is determined using the moving average basis. Cost of work in progress and finished products is calculated based on actual costs and the capitalized production costs, mainly labor and overhead and is determined based on the average basis. TAT’s policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires it to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time frames, valuation of existing inventory, as well as product lifecycle and product development plans. The business environment in which TAT operates, the wide range of products that TAT offers and the relatively short sales cycles TAT experiences, all contribute to the exercise of judgment relating to maintaining and writing-off of inventory levels. The estimates of future demand that TAT uses in the valuation of inventory are the basis for its revenue forecast, which is also consistent with its short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from slow-moving items. Inventory management remains an area of management focus as TAT balances the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence due to changing technology and customer requirements. TAT writes down obsolete or slow moving inventory in an amount equal to the difference between the cost of inventory and the net realizable value based upon assumptions about future demand, market conditions and sale forecasts.

If actual market conditions are less favorable than TAT anticipates, additional inventory write-downs may be required.

Income Taxes

TAT operates within multiple tax jurisdictions and is subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In management’s opinion, adequate provisions for income taxes have been made for all years. Although management believes that its estimates are reasonable, no assurance can be given that the final tax outcome of these issues will not be different than those reflected in its historical income tax provisions.

TAT uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carry forwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some portion of the deferred tax assets will not be realized. To the extent that TAT’s decisions and assumptions and historical reporting are determined not to be compliant with applicable tax laws, TAT may be subject to adjustments in its reported income for tax purposes as well as interest and penalties.

According to an acceptable interpretation that prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The interpretation also provides guidance on de-recognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. In addition, the interpretation requires significant judgment with respect to determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect our operating results.

Allowances for Doubtful Accounts

TAT performs ongoing credit evaluations of its customers’ financial condition and requires collateral as deemed necessary. Allowances for doubtful accounts are maintained for estimated losses resulting from the inability of TAT’s customers to make payments. In judging the adequacy of the allowance for doubtful accounts, TAT considers multiple factors including the aging of receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of TAT’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. On February 25, 2016, Republic Airways Holdings Inc. (“Republic”), a customer of Piedmont, announced that it and certain of its subsidiaries have filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. Outstanding receivables from Republic for the period prior to its Chapter 11 filing total $235 thousand. Piedmont has continued to provide services to Republic after its Chapter 11 filing.

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

The bargain purchase gain from the acquisition of Turbochrome was primarily based on the fair market value of certain property, plant and equipment, certain replacement costs, and management’s expectation regarding its ability to increase the services that can be provided to Turbochrome's existing customers and to its own customers.

The acquisition of Turbochrome was funded through cash on hand and an earn-out payment (up to $2 million). The earn-out payment was based on the actual revenues of Turbochrome during the calendar years 2015 and 2016. To date TAT has paid $0.5 million for the earn-out payment. The contingent consideration liability was computed on expected revenue to be generated by Turbochrome using a binomial tree model income approach. We will reassess the fair value of the contingent consideration on a quarterly basis and record any applicable adjustments to earnings in the period they are determined.

Key Indicators

TAT’s management evaluates its performance by focusing on key performance indicators, which are revenues, sources of revenues, gross profit and operating income. These key performance indicators are primarily affected by the competitive landscape in which TAT operates and its ability to meet the challenges posed.

The following table presents, for the periods indicated, information concerning TAT’s results of operations:

	Year Ended December 31
	2016	2015	2014
	(in thousands)
Revenues
OEM of heat transfer solutions and aviation components	$28,255	$27,351	$28,185
MRO services for heat transfer components and OEM of heat transfer solutions	32,429	31,001	30,350
MRO services for aviation components	31,630	29,665	27,734
Overhaul and coating of jet engine components	9,209	1,905	-
Eliminations	(5,729)	(4,315)	(5,543)
Total revenues	95,794	85,607	80,726
Cost of revenues
OEM of heat transfer solutions and aviation components	24,028	23,887	23,249
MRO services for heat transfer components and OEM of heat transfer solutions	23,440	22,541	23,101
MRO services for aviation components	27,423	28,474	23,502
Overhaul and coating of jet engine components	7,610	1,485
Eliminations	(5,744)	(4,445)	(5,330)
Total cost of revenues	76,757	71,942	64,522
Gross profit	19,037	13,665	16,204
Research and development costs, net	1,140	890	1,070
Selling and marketing	3,876	2,903	3,203
General and administrative	10,023	8,469	8,123
Other expenses (income)	(138)	631	(11)
Gain on bargain purchase	-	(4,833)	-
	14,901	8,060	12,385
Operating income	4,136	5,605	3,819
Financial expense, net	(154)	(349)	(1,294)
Income before taxes on income	3,982	5,256	2,525
Taxes on income	3,865	644	1,360
Net income after taxes on income	117	4,612	1,165
Share in results of affiliated company and impairment of share in affiliated companies	(55)	1,237	267
Net income	$62	$5,849	$1,432

The following table presents, for the periods indicated, information concerning TAT’s results of operations as a percentage of revenues:

	Year Ended December 31,
	2016	2015	2014
Revenues
OEM of heat transfer solutions and aviation components	29.5%	31.9%	34.9%
MRO services for heat transfer components and OEM of heat transfer solutions	33.9	36.2	37.6
MRO services for aviation components	33.0	34.7	34.4
Overhaul and coating of jet engine components	9.6	2.2	-
Eliminations	(6)	(5)	(6.9)
Total revenues	100	100	100
Cost of revenues
OEM of heat transfer solutions and aviation components	25.1	27.9	28.8
MRO services for heat transfer components and OEM of heat transfer solutions	24.5	26.3	28.6
MRO services for aviation components	28.6	33.3	29.1
Overhaul and coating of jet engine components	7.9	1.7	-
Eliminations	(6)	(5.1)	(6.6)
Cost of revenues	80.1	84	79.9
Gross profit	19.9	15.9	20.1
Research and development costs, net	1.2	1	1.3
Selling and marketing	4	3.4	4.0
General and administrative	10.5	9.9	10.1
Other income	(0.1)	0.7	*
Gain on bargain purchase	-	(5.6)	-
	15.6	9.4	15.3
Operating income	4.3	6.5	4.7
Financial expense, net	(0.2)	(0.4)	(1.6)
Income before taxes on income	4.1	6.1	3.1
Taxes on income	4.0	0.8	1.6
Net income after taxes on income	0.1	5.3	1.5
Share in results of affiliated company and impairment of share in affiliated companies	*	1.4	*
Net income	0.1%	6.7%	1.8%
________________________
* Less than 0.1 percent

Year ended December 31, 2016 compared with Year ended December 31, 2015

Revenues. Total revenues were $95.8 million for the twelve months ended December 31, 2016, compared to $85.6 million for the twelve months ended December 31, 2015, an increase of 12%, 8.5% of which was derived from the consolidation of Turbochrome and 3.5% was derived from organic growth. This reflects (i) the increase in revenues in the OEM of heat transfer solutions and aviation accessories segment; (ii) the increase in revenues in the MRO services for heat transfer components and OEM of heat transfer solutions segment; (iii) the increase in revenues in the MRO services for aviation components segment; and (iv) full year consolidation for the first time in 2016 of the overhaul and coating of jet engine components segment.

Revenues from OEM of heat transfer solutions and aviation components. Revenues from the OEM of heat transfer solutions and aviation accessories operating segment increased to $28.3 million for the year ended December 31, 2016 from $27.4 million for the year ended December 31, 2015, an increase of 3% mainly due to increase in sales of aviation accessories.

Revenues from MRO services for heat transfer components and OEM of heat transfer solutions. Revenues from the MRO services for heat transfer components and OEM of heat transfer solutions operating segment increased to $32.4 million for the year ended December 31, 2016, from $31 million for the year ended December 31, 2015, an increase of 5%, mainly due to higher demand for heat transfer solutions and services.

Revenues from MRO services for aviation components. Revenues from MRO services for aviation components operating segment increased to $31.6 million for the year ended December 31, 2016, from $29.7 million for the year ended December 31, 2015, an increase of 6%, mainly due to higher demand for MRO services for aviation components.

Revenues from overhaul and coating of jet engine components. Revenues from overhaul and coating of jet engine components segment increased to $9.2 million for the year ended December 31, 2016, from $1.9 million for the period as of October 19, 2015 until December 31, 2015. 2015 was the first time that this segment was consolidated following the acquisition of Turbochrome by TAT and 2016 was the first full-year consolidation of this segment.

Cost of revenues. Cost of revenues was $76.8 million for the twelve months ended December 31, 2016, compared to the $71.9 million for the twelve months ended December 31, 2015, an increase of 7%. This is primarily attributable to the first full-year consolidation in 2016 of the overhaul and coating of jet engine components segment.

Cost of revenues as a percentage of revenues was 80.1% for the twelve months ended December 31, 2016, compared to 84% for the twelve months ended December 31, 2015. This is primarily attributable to a decrease in the cost of revenue in the MRO services for aviation components segment (due to a periodic assessment of long-term projects during 2015).

Cost of revenues for OEM of heat transfer solutions and aviation accessories. Cost of revenues for the OEM of heat transfer solutions and aviation accessories operating segment increased to $24.0 million for the year ended December 31, 2016, from $23.9 million for the year ended December 31, 2015, an increase of 0.6%.

Cost of revenues as a percentage of revenues in this segment decreased to 85% in the year ended December 31, 2016, from 87.3% for the year ended December 31, 2015. The decrease is primarily as a result of product mix with high margin sold during the year 2016.

Cost of revenues for MRO services for heat transfer components and OEM of heat transfer solutions. Cost of revenues for the MRO services for heat transfer components and OEM of heat transfer solutions operating segment increased to $23.4 million for the year ended December 31, 2016 from $22.5 million for the year ended December 31, 2015, an increase of 4%. The increase is primarily attributable to higher sales compared to 2015.

Cost of revenues as a percentage of revenues in this segment decreased to 72.3% in the year ended December 31, 2016 from 72.7% for the year ended December 31, 2015.

Cost of revenues for MRO services for aviation components. Cost of revenues for MRO services for aviation components operating segment decreased to $27.4 million for the year ended December 31, 2016 from $28.5 million for the year ended December 31, 2015, a decrease of 3.7%. This decrease is primarily attributed to the decrease in labor expenses and as a result of cost cutting measures implemented by the segment during 2016.

Cost of revenues as a percentage of revenues in this segment decreased to 86.7% in the year ended December 31, 2016 from 96% for the year ended December 31, 2015. The decrease is primarily attributable to: (i) a periodic assessment completed in 2015 of long-term projects after which we updated our estimates for expected profits to be earned from several long-term contracts. This assessment resulted in a decrease in revenues for the year ended December 31, 2015 in an amount of $2.1, while the accrued cost of revenue was not changed. (ii) The impact of cost cutting measures during 2016.

Cost of revenues for overhaul and coating of jet engine components. Cost of revenues for the overhaul and coating of jet engine components segment increased to $7.6 million for the year ended December 31, 2016 from $1.5 million for the period from October 19, 2015 until December 31, 2015.

Cost of revenues as a percentage of revenues in this segment increased to 83% in the year ended December 31, 2016 from 78% in the period from October 19, 2015 until December 31, 2015. 2015 was the first time this segment was consolidated following the acquisition of Turbochrome by the TAT and 2016 was first full-year consolidation of this segment.

Research and development, net. Research and development expenses were $1.1 million for the twelve months ended December 31, 2016, compared to $0.9 million for the twelve months ended December 31, 2015, an increase of 28.1%.

Research and development expenses as a percentage of revenues were 1.2% for the twelve months ended December 31, 2016 compared to 1.0% for the twelve months ended December 31, 2015. TAT expects to invest additional resources in research and development activities, and accordingly will continue to incur and record additional research and development expenses in the coming years.

Selling and marketing. Selling and marketing expenses were $3.9 million for the twelve months ended December 31, 2016, compared to $2.9 million for the twelve months ended December 31, 2015, an increase of 34.5% mainly due to the first full-year consolidation in 2016 of the overhaul and coating of jet engine components segment, as well as an increase in labor and direct expenses.

Selling and marketing expenses as a percentage of revenues were 4% for the twelve months ended December 31, 2016, compared to 3.4% for the twelve months ended December 31, 2015. TAT expects to invest additional resources in selling and marketing activities in the coming years.

General and administrative. General and administrative expenses were $10.0 million for the twelve months ended December 31, 2016, compared to $8.5 million for the twelve months ended December 31, 2015, an increase of 18.4%. The increase in general and administrative expenses was mainly attributable to the first full-year consolidation in 2016 of the overhaul and coating of jet engine components segment.

General and administrative expenses as a percentage of revenues were 10.5% for the twelve months ended December 31, 2016, compared to 9.9% for the twelve months ended December 31, 2015.

Other expenses (income). Other income was $ 0.1 million for the twelve months ended December 31, 2016, compared to an expense of $0.6 million for the twelve months ended December 31, 2015. Other expenses and income are mainly attributable to acquisition expenses related to the Turbochrome acquisition.

Gain on bargain purchase. For the twelve months ended December 31, 2015, TAT reported a gain on bargain purchase of $4.8 million. The gain on bargain purchase from the acquisition of Turbochrome is a result of the excess of the estimated fair value of certain assets and liabilities acquired over the purchase price of Turbochrome.

Financial expenses, net. Financial expenses, net for the twelve months ended December 31, 2016 were $0.2 million, compared to $0.3 million for the twelve months ended December 31, 2015. The decrease is primarily attributable to hedging transactions entered into by TAT in order to reduce its currency risk from expenses paid in NIS.

Taxes on income. Taxes on income for the twelve months ended December 31, 2016, amounted to $3.9 million (effective tax rate of 98%), compared to $0.6 million (effective tax rate of 11%) for the twelve months ended December 31, 2015. The increase is mainly attributed to the fact that the gain from the bargain purchase of $4.8 million which was recognized in 2015 is not taxable while 2016 includes a deferred tax liability of $2.7 million resulting from actual distribution of earnings from TAT’s U.S.-based subsidiaries and the possibility of future distribution of earnings from such U.S. subsidiaries.

Share in results of equity investment of affiliated companies. Share in results of equity investment of affiliated companies for the twelve months ended December 31, 2016, amounted to loss of $ 0.1 million during 2016 compared to a profit of $1.2 million for the twelve months ended December 31, 2015. In 2015, TAT recognized an income of $1.2 million mainly from the sale of 237,932 shares of Class B common stock of FAvS and its entire holdings (16,253) of FAvS' Series A preferred stock.

Year ended December 31, 2015 compared with Year ended December 31, 2014

Revenues. Total revenues were $85.6 million for the twelve months ended December 31, 2015, compared to $80.7 million for the twelve months ended December 31, 2014, an increase of 6%. This reflects (i) the decrease in revenues in the OEM of heat transfer solutions and aviation components segment; (ii) the increase in revenues in the MRO services for heat transfer components and OEM of heat transfer solutions segment; (iii) the increase in revenues in the MRO services for aviation components segment; and (iv) the first-time consolidation in the fourth quarter of 2015 of the overhaul and coating of jet engine components segment.

Revenues from OEM of heat transfer solutions and aviation accessories. Revenues from the OEM of heat transfer solutions and aviation accessories segment decreased to $27.4 million for the year ended December 31, 2015 from $28.2 million for the year ended December 31, 2014, a decrease of 3% mainly due to decrease in sales of aviation components.

Revenues from MRO services for heat transfer components and OEM of heat transfer solutions. Revenues from the MRO services for heat transfer components and OEM of heat transfer solutions segment increased to $31 million for the year ended December 31, 2015, from $30.4 million for the year ended December 31, 2014, an increase of 2.1% mainly due to an increase in the demand.

Revenues from MRO services for aviation components. Revenues from MRO services for aviation components segment increased to $29.7 million for the year ended December 31, 2015, from $27.7 million for the year ended December 31, 2014, an increase of 7.2%. During a periodic assessment of our long-term projects, we updated our estimates of profits expected to be earned from several long-term contracts. This assessment resulted in a decrease in revenues for the year ended December 31, 2015 in an amount of $2.1 mainly due to higher cost accrued and lower revenues expected from those long-term projects.

Revenues from overhaul and coating of jet engine components. Revenues from overhaul and coating of jet engine components segment was $1.9 million for the period October 19, 2015 until December 31, 2015. This is the first time this segment is being consolidated following the acquisition of Turbochrome by TAT.

Cost of revenues. Cost of revenues was $71.9 million for the twelve months ended December 31, 2015, compared to the $64.5 million for the twelve months ended December 31, 2014, an increase of 11.5%. This is primarily attributable to the increase in the cost of revenue mainly in the MRO services for aviation components segment and the first-time consolidation in the fourth quarter of 2015 of the overhaul and coating of jet engine components segment.

Cost of revenues as a percentage of revenues was 84% for the twelve months ended December 31, 2015, compared to 79.9% for the twelve months ended December 31, 2014. This is primarily attributable to an increase in the cost of revenue in the MRO services for aviation components segment.

Cost of revenues for OEM of heat transfer solutions and aviation accessories. Cost of revenues for the OEM of heat transfer solutions and aviation components operating segment increased to $23.9 million for the year ended December 31, 2015, from $23.2 million for the year ended December 31, 2014, an increase of 2.7%. The increase is primarily attributable to product mix, increase in direct labor costs, quality assurance costs and overhead related to manufacturing during 2015.

Cost of revenues as a percentage of revenues in this segment increased to 87.3% in the year ended December 31, 2015, from 82.5% for the year ended December 31, 2014. The increase is primarily a result of product mix with a lower margin sold during 2015 along with a higher rate of fixed production costs in 2015 compared with 2014.

Cost of revenues for MRO services for heat transfer components and OEM of heat transfer solutions. Cost of revenues for the MRO services for heat transfer components and OEM of heat transfer solutions operating segment decreased to $22.5 million for the year ended December 31, 2015 from $23.1 million for the year ended December 31, 2014, a decrease of 2.4%. The decrease is primarily attributable to lower material cost.

Cost of revenues as a percentage of revenues in this segment decreased to 72.7% in the year ended December 31, 2015 from 76.1% for the year ended December 31, 2014, primarily as a result of reductions in material cost and no increase in headcount.

Cost of revenues for MRO services for aviation components. Cost of revenues for MRO services for aviation components operating segment increased to $28.4 million for the year ended December 31, 2014 from $23.5 million for the year ended December 31, 2014, an increase of 20.9%. This increase is primarily attributed to an increase in labor and material cost compared to the rate of increase in sales during 2015.

Cost of revenues as a percentage of revenues in this segment increased to 96% in the year ended December 31, 2015 from 84.7% for the year ended December 31, 2014. The increase is primarily attributable to: (i) the increase in the cost of revenue due to the type of services and the cost accumulated to certain services, and (ii) an update of our estimates of expected profits to be earned from several long-term contracts following a periodic assessment of these projects which resulted in a decrease in revenues for the year ended December 31, 2015 in an amount of $2.1 million, while the accrued cost of revenue was not changed.

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
Research and development expenses as a percentage of revenues were 1.0% for the twelve months ended December 31, 2015 compared to 1.3% for the twelve months ended December 31, 2014.

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

General and administrative. General and administrative expenses were $8.5 million for the twelve months ended December 31, 2015, compared to $8.1 million for the twelve months ended December 31, 2014, an increase of 4.3%. The increase in general and administrative expenses was mainly attributable to the first-time consolidation in the fourth quarter of 2015 of the overhaul and coating of jet engine components segment after the completion of Turbochrome's acquisition.

General and administrative expenses as a percentage of revenues were 9.9% for the twelve months ended December 31, 2015, compared to 10.1% for the twelve months ended December 31, 2014.

Other expenses (income). For the twelve months ended December 31, 2015, TAT reported other expenses of $0.6 million, mainly attributable to acquisition expenses related to Turbochrome's acquisition, compared to $0 for the year ended December 31, 2014.

Gain on bargain purchase. For the twelve months ended December 31, 2015, TAT reported a gain on bargain purchase of $4.8 million. The gain on bargain purchase from the acquisition of Turbochrome is a result of the excess of the estimated fair value of certain assets and liabilities acquired over the purchase price of Turbochrome.

Financial expenses. Financial expenses for the twelve months ended December 31, 2015 were $1.3 million, compared to $2.5 for the twelve months ended December 31, 2014. The decrease is primarily attributable to losses on forward transactions that were entered into in order to reduce currency risk from expenses paid in NIS during the twelve months ended December 31, 2014, and that had a smaller impact during the twelve months ended December 31, 2015.  The decrease is also attributed to the changes in exchange rates between the U.S. dollar and the Israeli Shekel.

Financial income. Financial income for the twelve months ended December 31, 2015 was $0.9 million, compared to $1.2 million for the twelve months ended December 31, 2014. Financial income during the twelve-month period ended on December 31, 2014 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel, interest received from the Israeli tax authorities for excess payments made in previous years and from interest received on short-term investments.

Taxes on income. Taxes on income for the twelve months ended December 31, 2015, amounted to $0.6 million (effective tax rate of 11%), compared to $1.4 million (effective tax rate of 56%) for the twelve months ended December 31, 2014. The decrease is mainly attributed to the $4.8 million gain from bargain purchase which is not taxable.

Share in results of equity investment of affiliated company. TAT recognized income of $1.2 million for the twelve months ended December 31, 2015 mainly from the sale of 237,932 shares of Class B common stock of FAvS and its entire holdings (16,253) of FAvS' Series A preferred stock compared to an income of $0.3 million for the twelve months ended December 31, 2014.

Net income from continuing operations. TAT recognized net income from continuing operations of $5.8 million for the twelve months ended December 31, 2015 compared to net income of $1.4 million for the twelve months ended December 31, 2014. The increase is primarily attributable to the $4.8 million gain on bargain purchase related to the acquisition of Turbochrome. The increase was offset by a periodic assessment of profit estimates for several long-term contracts of TAT, which resulted in a decrease of $1.4 million in net income for the same period.

Conditions in Israel

TAT is incorporated under the laws of the State of Israel, and its principal executive offices and manufacturing and research and development facilities are located in Israel. See “RISK FACTORS” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect TAT’s operations.

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

Impact of Currency Fluctuation and of Inflation

TAT reports its financial results in dollars and receives payment primarily in dollars or dollar-linked NIS for all of its sales while it incurs a portion of its expenses, principally salaries and related personnel expenses in Israel, in NIS. Additionally, certain assets, as well as a portion of its liabilities, are denominated in NIS. Therefore, the dollar cost of its operations is influenced by the extent to which any inflation in Israel is offset on a lagging basis, or is not offset by the devaluation of the NIS in relation to the U.S. dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar, the dollar cost of operations in Israel increases. If the dollar cost of operations in Israel increases, its dollar-measured results of operations will be adversely affected. It is uncertain whether TAT will be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

The following table presents information about the rate of inflation in Israel, the rate of devaluation (appreciation) of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate%	NIS appreciation (devaluation) to the US dollar rate%	Israeli inflation adjusted for appreciation (devaluation) %
2003	(1.9)	7.6	5.7
2004	1.2	1.6	2.8
2005	2.4	(6.8)	(4.4)
2006	(0.1)	8.2	8.1
2007	3.4	9.0	12.4
2008	3.8	1.1	4.9
2009	3.9	0.7	4.6
2010	2.7	6.4	9.1
2011	2.2	(7.7)	(5.5)
2012	1.4	2.3	3.7
2013	2.0	7.5	9.5
2014	(0.2)	12	11.8
2015	(0.1)	0.3	0.2
2016	(0.2)	(1.5)	(1.7)

The devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of its expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the U.S. dollar. Such a devaluation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the U.S. dollar. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked NIS assets and the U.S. dollar amounts of any unlinked NIS liabilities and expenses. During 2013 the NIS appreciated against the U.S. dollar by 7.5%. This trend continued in 2014, during which the NIS appreciated by an additional 12% by the end of 2014. During 2015 the exchange rates between the NIS and the U.S. dollar did not change materially. During 2016 the NIS appreciated against the U.S dollar by 1.5%. This trend has continued through the end of March 2017, during which the NIS appreciated by additional 4%.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on TAT’s profitability and period-to-period comparisons of its results. The effects of foreign currency re-measurements are reported in TAT’s consolidated financial statements in current operations. Although TAT hedges a portion of its exchange rate risk through the use of forward contracts and other derivative instruments, there is no certainty that future results of operations may not be materially adversely affected by currency fluctuations.

Corporate Tax Rate

Israeli companies are generally subject to corporate tax on their taxable income (including capital gains). The regular corporate tax rate for Israel was 25% for the year ended December 31, 2013 and 26.5% for the years ended December 31, 2014 and 2015. In 2016, the regular corporate tax rate was 25%. In 2017 and 2018 the regular corporate tax rate will be reduced to 24% and 23%, respectively.

However, the rate is effectively reduced for income derived from Approved and Beneficiary Enterprises, as defined by the Law for the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"). Until December 31, 2010, TAT elected to participate in the alternative package of tax benefits for its current Approved and Beneficiary Enterprises. Pursuant to such law, the income derived from those enterprises was exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed from tax exempt income generated from the Approved and Beneficiary Enterprises or during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period.

Certain amendments to the Investment Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform reduced corporate tax rate as opposed to the current incentives that are limited to income from Approved or Beneficiary Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas designated as Israel’s Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. As with dividends distributed from taxable income derived from Approved or Beneficiary Enterprises during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company. While a company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Beneficiary Enterprises, no additional tax liability will be incurred by the company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

Under the transitional provisions of the 2011 Amendment, TAT elected to irrevocably implement the 2011 Amendment with respect to its existing Approved and Beneficiary Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment.

According to a more recent amendment which was announced in August 2013 and implemented in 2014, dividends paid out of income attributed to a Preferred Enterprise will be subject to a withholding tax rate of 20% (instead of 15%). In addition, tax rates under the Preferred Enterprise were also raised effective as of January 1, 2014, to 9% in Zone A and 16% elsewhere (instead of the 6% and 12%, respectively) with respect to Preferred Income as defined in the Investment law. In 2017, following the approval of the Israeli Budget Law for 2017 and 2018 (the “Budget Law”), the tax rate under a Preferred Enterprise with respect to Preferred Income as defined in the Investment law, generated in a Development Zone A will drop effective as of January 1, 2017, to 7.5%, while the tax rate of Preferred Income derived elsewhere in Israel remains 16%.

Certain investment income derived by TAT from investments may not be regarded by the Israeli tax authorities as income from TAT’s Approved and Beneficiary Enterprises and consequently may be taxed at the regular statutory rate in Israel.

Certain of TAT’s subsidiaries operate in and are subject to the tax laws of various other jurisdictions, primarily the United States. TAT’s U.S. subsidiaries are taxed based on federal and state tax laws. The statutory tax of TAT’s U.S. subsidiaries was 38% in each of the years ended December 31, 2016, 2015 and 2014.

Recently Issued Accounting Standards

(1)
In November 2016, the Financial Accounting Standards Board (“FASB”) issued guidance on the treatment of restricted cash in the statements of cash flows. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). TAT does not anticipate a material impact on its consolidated financial statements.

(2)
In October 2016, the FASB issued guidance on income taxes on intra-entity transfers. The guidance eliminates the exception to the recognition requirements under the standard for intra-entity transfers of an asset other than inventory. As a result, an entity should recognize the income tax consequences when the transfer of assets other than inventory occurs. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

(3)
In August 2016, the FASB issued guidance on statements of cash flows. The guidance addresses eight specific issues: debt prepayment or debt extinguishment costs; settlement of certain debt instruments; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies; distributions received from equity method investees; beneficial interest in securitization transactions; separately identifiable cash flows and application of predominance principle. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

(4)
In June 2016, the FASB issued guidance on financial instruments. The guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year. The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

(5)
In February 2016, the FASB issued ASU 2016-02 – Leases (ASC 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less may be accounted for similar to existing guidance for operating leases today. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective on January 1, 2019, with early adoption permitted. The Company is in the process of evaluating the impact of this new guidance on its financial statements.

(6)
In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718). ASU No. 2016-09 identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted but all of the guidance must be adopted in the same period. The Company is in the process of evaluating the impact of this new guidance on its financial statements.

(7)
July 2015, the FASB issued guidance on current accounting for inventory measurement.  The new guidance requires entities to measure inventory at the lower of cost or net realizable value.  Net realizable value is defined by the guidance as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.  The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is permitted).  The Company is currently evaluating the impact of the new guidance on its consolidated financial statements. The Company does not anticipate a material impact on its consolidated financial statements.

(8)
In May 2014, FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances.

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

Liquidity and Capital Resources

As of December 31, 2016, TAT had cash and cash equivalents and short-term bank deposits of $22.4 million, compared with cash and cash equivalents and short-term bank deposits of $26.8 million as of December 31, 2015.

Capital expenditures for the years ended December 31, 2016, 2015 and 2014 were approximately $5.7 million, $3.3 million and $3.0 million, respectively. TAT funded these expenditures mainly from cash flows from operations. TAT expects that its available cash and cash equivalents and cash flow generated from operations will be sufficient to fund its capital expenditures.

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

Cash Flows

The following table summarizes TAT’s cash flows for the periods presented:

	Year Ended December 31,
	(in thousands)
	2016	2015	2014
Net cash provided by (used in) operating activities	$5,521	$733	$(1,458)
Net cash provided by (used in) investing activities	594	(4,470)	4,624
Net cash used in financing activities	(3,370)	(469)	(2,909)
Net increase (decrease) in cash and cash equivalents	2,745	(4,206)	257
Cash and cash equivalents at beginning of the year	18,688	22,894	22,637
Cash and cash equivalents at end of the year	$21,433	$18,688	$22,894

The net cash provided by operating activities for the year ended December 31, 2016, amounted to approximately $5.5 million, compared to net cash provided by operating activities of $0.7 million for the year ended December 31, 2015 and net cash used in operating activities of $1.5 million for the year ended December 31, 2014.

Net cash provided by operating activities for the year ended December 31, 2016 was principally derived from $0.1 million of net income and from the following adjustments of non-cash line items: an upwards adjustment of $3.6 million for depreciation and amortization; an upward adjustment of $2.5 million for increase in other accounts payable and accrued expenses; an upward adjustment of $1.7 million for deferred income tax, net; an upward adjustment of $1.5 million for decrease in other accounts receivables; and an upwards adjustment of $1.2 million for increase in trade accounts payable. This was offset by a downward adjustment of $2.4 million for increase in trade accounts receivable; and a downward adjustment of $2.7 million for increase in inventory.

Net cash provided by operating activities for the year ended December 31, 2015 was principally derived from $5.8 million of net income and from the following adjustments of non-cash line items: an upwards adjustment of $2.8 million for depreciation and amortization; an upward adjustment of $0.5 million for increase in other accounts payable and accrued expenses; and an upwards adjustment of $0.4 million for increase in trade accounts payable. This was offset by a downward adjustment of $1.2 million for share in results and sale of equity investment of affiliated company; a downward adjustment of $2.4 million for increase in trade accounts receivable; a downward adjustment of $0.6 million for increase in inventory; and a downward adjustment of $4.8 million for onetime gain on bargain purchase.

Net cash used in operating activities for the year ended December 31, 2014 was principally derived from $1.4 million of net income from continuing operations and from the following adjustments of non-cash line items: an upwards adjustment of $2.1 million for depreciation and amortization; an upwards adjustment of $2.7 million for decrease in accounts receivable; and an upward adjustment of $1.2 million for decrease in net deferred income tax asset. This was offset by a downward adjustment of $0.3 million for share in results of affiliated company; an downward adjustment of $6 million for increase in inventories; a downward adjustment of $0.5 million for decrease in liability in connection with employee retirement rights; a downward adjustment of $0.8 million for increase in other accounts receivable, prepaid expenses and funds in connection with employee retirement rights; a downward adjustment of $0.5 million for decrease in accounts payable and a downward adjustment of $0.7 million for decrease in other accounts payable and accrued expenses.

Net cash provided by investing activities was approximately $0.6 million for the year ended December 31, 2016, compared to net cash used in investing activities of $4.5 million for the year ended December 31, 2015 and net cash provided by investing activities of approximately $4.6 million for the year ended December 31, 2014.

Of the cash provided by investing activities in the year ended December 31, 2016 approximately $7.2 million was provided from maturities of short-term deposits. This was partially offset by the purchase of property and equipment, primarily production equipment and building improvements, in an amount of approximately $5.7 million and $ 0.9 million from investment in affiliated company.

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

Of the cash provided by investing activities in the year ended December 31, 2014 approximately $3.0 million was used for the purchase of property and equipment, primarily production equipment and building improvements, offset by $5.1 million from maturities of short-term deposits and $2.2 million from the sale of a subsidiary.

Net cash used in financing activities was approximately $3.4 million for the year ended December 31, 2016, compared to net cash used in financing activities of approximately $0.5 million for the year ended December 31, 2015 and net cash used in financing activities of approximately $2.9 million for the year ended December 31, 2014.

In the year ended December 31, 2016, the net cash used in financing activities was primarily attributable to a payment of $3.0 million of cash dividend to our shareholders.

In the year ended December 31, 2015, the net cash used in financing activities was primarily attributable to repayments of $0.5 million of short-term loans.

In the year ended December 31, 2014, the net cash used in financing activities was primarily attributable to repayments of $0.9 million of long-term credit and payment of $2 million of cash dividend to our shareholders.

A. Research and Development, Patents and Licenses

Not applicable.

B. Trend Information

In recent years, the aerospace industry in which we operate has been impacted by the increase in number of commercial and defense aircraft, increase in commercial passenger traffic and a corresponding increase in airlines’ revenue. There is no assurance that these trends will continue in the future. Commercial carriers remain committed to their efforts to reduce cost of MRO activities and increase efficiencies.

We have also witnessed consolidation in the aerospace industry in recent years which has affected competition. This consolidation decreased the number of competitors, but increased the relative size and resources of our competitors. However, we believe in our ability to compete on the basis of our deep know-how, manufacturing expertise and long-term relationship with our customers.

C. Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

D. Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2016, and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period (Amounts in Thousands US$)
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations	9,266	1,271	2,210	2,187	3,598
Purchase commitments	1,666	1,562	104
Total	$10,932	$2,833	$2,314	$2,187	$3,598

_________________

In addition, we have long-term liabilities for severance pay that are calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Employees are entitled to one month’s salary for each year of employment or a portion thereof.  As of December 31, 2016, our severance pay liability, net was $ 334 thousand.

TAT also has the following guarantees as of December 31, 2016:

•
In order to secure TAT's liability to the Israeli customs, we provided a bank guarantee in the amount of $165 thousand. The guarantee is linked to the consumer price index (“CPI”) in Israel and is valid until June 2017.

•
In order to secure TAT's liability to the lessor of its premises in Gedera, we provided a bank guarantee in the amount of $668 thousand. The guarantee is linked to the CPI in Israel and is valid until June 2017.

•
In order to secure Turbochrome’s liability to the Israeli customs, we provided a bank guarantee in the amount of $260 thousand. The guarantee is linked to the CPI in Israel and was valid until December 2016. Beginning in 2017, the guarantee was reduced to $130 thousand. The term of the guarantee has been extended until June 2017. No change has been made to other terms of the guarantee.

Item 6.     Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers, as of the date hereof:

Name	Age	Position
Amos Malka	64	Chairman of the Board of Directors
Igal Zamir	51	Chief Executive Officer and President
Guy Nathanzon	44	Chief Financial Officer
Liron Topaz	35	EVP Sales and Marketing
Eyal Lipetz-Eliassi	47	EVP Business Development & Strategy
Richard Reed	62	President of Piedmont
Yair Raz	61	President of Limco
Tamir Ziv	46	EVP of Engineering & Technology
Motty Katz	66	President of Turbochrome
Ron Ben-Haim	47	Director
Amiram Boehm	45	Director
Avi Shani (1)(2)(3)(4)	69	External Director
Dafna Gruber (1)(3)(4)	52	Independent Director
Aviram Halevi (1)(2)(3)(4)	59	External Director

(1) “Independent Director” under the applicable SEC and NASDAQ Marketplace Rules
(2) “External Director” as required by the Israeli Companies Law
(3) Member of the audit committee
(4) Member of the compensation committee

Management

Mr. Igal Zamir was appointed TAT’s Chief Executive Officer and President in April 2016. Prior to joining TAT, from 2009 until 2013, Mr. Zamir served as President at Mapco Express, a wholly-owned subsidiary of Delek US Holdings Inc., a NYSE-listed company which owns and operates 370 convenient stores and gas stations in the southeastern region of the United States. Prior to Mapco Express, from 2006 until 2009, Mr. Zamir served as CEO of Metrolight, a provider of proprietary energy saving solutions in High Intensity Discharge (HID) lighting systems. From 1998 until 2004, Mr. Zamir served as CEO of Rostam, a leading provider of private label feminine hygiene products. Mr. Zamir holds a B.Sc. in Industrial Engineering from Tel Aviv University, Israel and an MBA from Bar-Ilan University, Israel.

Mr. Guy Nathanzon was appointed TAT's Chief Financial Officer in May 2015. Prior to that, from 2011 until 2015, Mr. Nathanzon served as the CFO of Altair Semiconductor Ltd, a provider of semiconductors to 4G mobile devices manufacturers. Prior to Altair Semiconductor, from 2001 until 2011, Mr. Nathanzon served as the CFO of Provigent Inc., a provider of semiconductors to microwave systems manufacturers, which was acquired by Broadcom (NASDAQ: Broadcom). Prior to Provident, from 2000 until 2001, Mr. Nathanzon served as controller at ActionBase Ltd. Prior to ActionBase, from 1997 until 2000. Mr. Nathanzon was a senior auditor with the Israeli branch of PriceWaterhouseCoopers. Mr. Nathanzon is a Certified Public Accountant (Israel), and holds a B.A. in Accounting (with honors), a Master in Business Administration and LL.B., all from Tel Aviv University, Israel.

Mr. Liron Topaz was appointed TAT's EVP Sales and Marketing in February 2017. Prior to that, from 2002 to 2016, Mr. Topaz was with AL Group, a global company specializing in the manufacturing of filters for the automotive industry, serving in various marketing and business development positions, most recently as their VP of Marketing & Business Development. Mr. Topaz holds a B.A in Management and Economics from the Open University of Israel.

Mr. Eyal Lieptez-Eliassi was appointed TAT's EVP Business Development & Strategy in January 2017. Between 2015 and 2017, Mr. Eliassi served as TAT's Chief Sales and Marketing Officer. Prior to that, Mr. Eliassi served as Israel Country Manager & Innovation Based Growth Leader at DuPont and has led various commercial transactions and international business development activities within the finance, high tech and aerospace sectors. Mr. Eliassi holds a B.Sc. in Aerospace Engineering from the Technion – Israel Institute of Technology, and M.A. in Business Administration from Manchester University.

Mr. Richard Reed was appointed Piedmont’s President in March 2016. Prior to joining TAT, Mr. Reed managed the Reed International Aerospace Group, a consulting firm focused on operations excellence, strategy development and execution, business development and M&A. Prior to that, between 2003 and 2014, Mr. Reed served as President at Triumph Actuation Systems, LLC, a subsidiary of The Triumph Group, Inc. which specializes in the manufacturing of hydraulic actuation components for the commercial and military aerospace industries. Prior to that, between 2000 and 2003, Mr. Reed served as Director of Business Development and Aftermarket Services at Frisby Aerospace Inc. Mr. Reed was formerly with Piedmont from 1988 to 2000, serving in senior engineering and operations management positions. Mr. Reed holds a B.Sc. in Aerospace Engineering from North Carolina State University and is a licensed commercial pilot.

Dr. Yair Raz was appointed President of Limco in November 2012, after serving as Chief Operating Officer of Piedmont for 7 months. Prior to that, from 1995 until 2012, Dr. Raz was with of Precision Components International (“PCI”), a Pratt & Whitney and Blades Technology International (“BTI”) joint venture in the United States which specialized in the manufacturing of blades for jet engines, first as VP Operations and subsequently as its CEO. Between 1983 and 1995, Dr. Raz held various management positions at Blades Technology Limited, a BTI subsidiary in Israel, most recently as Plant Manager overseeing the operations of six different facilities. Dr. Raz holds a B.Sc. degree in Mechanical Engineering and M.Sc. degree in Material Science from the Technicon – Israel Institute of Technology and an External PhD in Business Administration from La Salle University in Louisiana.

Mr. Tamir Ziv was appointed TAT’s EVP of Engineering and Technology in January 2017. Mr. Ziv joined TAT in 2012 as Director of Engineering and Business Units and was promoted to COO-Site Manager & VP of Engineering before assuming his current position. Mr. Ziv has over a decade of experience in aircraft design and structural integrity analyses. Mr. Ziv was responsible for the structural integrity of all business jet platforms at Cessna. In addition, Mr. Ziv worked at Lockheed Martin in Fort Worth, Texas, on the F35-JSF (Joint Strike Fighter) and F16 aircrafts overseeing the wing to body structural integrity group. Mr. Ziv holds a B.Sc. in Aerospace Engineering from Embry Riddle Aeronautical University in Daytona Beach, Florida and M.Sc. in Aerospace Engineering from Wichita State University in Kansas.

Mr. Motty Katz was appointed President of Turbochrome in October 2015, after serving in various positions at Turbochrome (formerly – Chromalloy Israel), including Operations and Engineering Manager (1994-2015); Head of Engineering (1986-1994); Chemical & Metallurgical Laboratory Manager (1983-1986); and Laboratory Metallurgical Engineer (1979-1983). Prior to joining Turbochrome, Mr. Katz was a researcher at Ben-Gurion University as well as a lecturer and lab instructor. During his tenure at Turbochrome, Mr. Katz was responsible for developing the company’s most advanced repair capabilities as well as developing its manufacturing lines of advanced products. Mr. Katz holds a B.Sc. and M.Sc. in Materials Engineering from Ben-Gurion University, Israel.

Directors

Mr. Amos Malka was elected as Chairman of our Board of Directors in June 2016. Mr. Malka is the founder and chairman of Nyotron Information Security Ltd., a privately-held cyber security provider and of Spire Security Solutions Ltd., a security, intelligence and cyber security provider. From 2007 until 2015, Mr. Malka served as the chairman and CEO of Logic Industries Ltd. From 2007 until 2010, he also served as chairman of Plasan Sasa LTD., an armored vehicle manufacturer. From 2005 until 2007, he served as the chairman of Albar, a leading company in the Israeli automobile sector. From 2002 until 2005, he served as the CEO of Elul Technologies Ltd., Israel's largest aerospace and defense business development and consulting company. Mr. Malka retired from the IDF in 2002 at the rank of Major General, after 31 years of service. He served as commander of the IDF Ground Forces Command, and later as Head of the Israeli Defense Intelligence, a post he held until his retirement in 2002. Mr. Malka holds B.A. in History from Tel Aviv University, Israel. He also graduated from the IDF Staff & Command College and its National Defense Academy.

Mr. Ron Ben-Haim joined TAT’s Board of Directors in August 2013. Mr. Ben-Haim is a partner at FIMI Opportunity Fund since 2006. Mr. Ben Haim was previously with Compass Advisers, LLP, an investment banking firm with offices in New York and Tel Aviv and with the Merrill Lynch Mergers & Acquisitions group in New York. Prior to Merrill Lynch, Mr. Ben-Haim worked at Teva Pharmaceutical Industries in production management. Mr. Ben-Haim holds a B.Sc. in Industrial Engineering from Tel Aviv University and an MBA from New York University. In his capacity at FIMI, Mr. Ben-Haim currently serves on the board of directors of Tadir-Gan Precision Products, Ltd., Inrom Construction, Ltd., Nirlat Paints, Ltd., Alony, Ltd., Hadera Paper Ltd., Magal Security Systems, Ltd., Polyram Plastic Industries, Ltd., Rivulis Irrigation, Ltd., Oxygen and Argon Works, Ltd. and Overseas Commerce, Ltd.

Mr. Amiram Boehm joined TAT's Board of Directors in June 2016. Mr. Boem is a partner at FIMI Opportunity Fund since 2006. Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research at Discount Capital Markets, the investment arm of Israel Discount Bank. In his capacity at FIMI, Mr. Boehm currently also serves as the Managing Partner and Chief Executive Officer of FITE GP (2004) as well as a director of Ormat Technologies Inc, Ham-Let (Israel-Canada) Ltd., Hadera Paper Ltd., Rekah Pharmaceuticals Ltd., Pharm-up Ltd., Galam Ltd., Delekson Ltd. and DIMAR Ltd. Mr. Boehm previously served as a director of Magal S3 Security Systems Ltd., Scope Metal Trading, Ltd., Inter Industries, Ltd. , Global Wire Ltd. , Telkoor Telecom Ltd. and Solbar Industries Ltd. Mr. Boehm holds a B.A. in Economics and LL.B. from Tel Aviv University and a Joint MBA from Northwestern University and Tel Aviv University.

Mr. Avi Shani joined TAT’s Board of Directors as an external director in 2008. In July 2014, Mr. Shani was re-elected to serve as an external director for another three-year term.  From 2005 until 2008, Mr. Shani served as the CEO of TCM Mobile Ltd. Prior to that, from 2000 until 2004, he served as Executive Vice President Investments and Chief Economist of IDB Development, a leading Israeli holding company, responsible for the company’s new investments. Mr. Shani currently serves on the board of directors of Harel Sal, Malibu Investments and Ecommunity. Mr. Shani holds a B.A. in Economics and an MBA, both from Tel Aviv University, Israel.

Ms. Dafna Gruber joined TAT’s Board of Directors in November 2013. Ms. Gruber is the chief financial officer of Clal Industries Ltd., a private holding company, since October 2015. From April 2007 until April 2015, Ms. Gruber served as the CFO of NICE Ltd., a public company traded on NASDAQ and the TASE. From 1996 until April 2007, Ms. Gruber was part of Alvarion Ltd., a company which traded on NASDAQ and the TASE, mostly as the company’s CFO. Ms. Gruber serves as an external director at Nova Measuring systems Ltd., a public company traded on NASDAQ and the TASE, Clal Biotechnology Ltd., a public company traded on the TASE and several private companies held by Clal industries Ltd. Ms. Gruber is a Certified Public Accountant (Israel) and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel. Ms. Gruber serves as an external director at Nova Measuring systems Ltd., a public company traded on NASDAQ and the TASE. She also serves as a director of Clal Biotechnology Ltd., a public company traded on the TASE and several private companies held by Clal industries Ltd.

Mr. Aviram Halevi joined TAT’s Board of Directors as an external director in November 2013. Mr. Halevi is the founder and CEO of Intel System Ltd., a provider of business intelligence services. Prior to that, from 2007 until 2010, Mr. Halevi served as the CEO of Terrogence Ltd., a producer of intelligence data for commercial markets. Mr. Halevi holds a B.Sc. in Geology from Queens College (City University of New York) and an MBA from Tel Aviv University, Israel.

Compensation

The following table sets forth all compensation TAT paid to all of its directors and executive officers as a group for the year ended December 31, 2016.

	Salaries, fees, Commissions and bonuses (Amounts in Thousands US$)	Other benefits (Amounts in Thousands US$)
All directors and executive officers as a group (14 persons)	$2,371	$105

During the year ended December 31, 2016, TAT paid its directors, the fixed medium amounts permitted by law to an external director (within the meaning of the Israeli Companies Law) which was a per meeting attendance fee of NIS 2,610 (approximately $680), plus an annual fee of NIS 70,100 (approximately $18,231).

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law) during or with respect to the year ended December 31, 2016, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Information Regarding Covered Executives (1) (Amounts in Thousands US$)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)		Equity-Based Compensation(5)	Total
Igal Zamir, CEO and President	241	42	127	(6)	44	454
Yair Raz, President of Limco	191	29	43		21	284
Guy Nathanzon, CFO	161	44	34		18	257
Motty Katz, President of Turbochrome	111	84	30		12	237
Tamir Ziv, EVP of Engineering & Technology(7)	128	63	22		17	230

(1)
All amounts reported in the table are in terms of cost to TAT, as recorded in our financial statements. Igal Zamir's compensation and benefits are for the period of his employment with the Company in 2016, which began on April 1, 2016.

(2)
All executive officers listed in the table are or were full-time employees during 2016. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2016.

(3)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)	Amounts reported in this column refer to variable compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2016.
(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2016 in connection with equity-based compensation granted to the Covered Executive.

(6)	Subject to shareholder approval.
(7)	During 2016 Mr. Ziv served as TAT’s COO-Site Manager & VP of Engineering.

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

Pursuant to our articles of association and in accordance with the Israeli Companies Law, our directors (except for the external directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting; in addition, directors (except for external directors) may be appointed by a vote of a majority of directors then in office. All our directors (except for external directors) hold office until the annual general meeting of shareholders succeeding their election (provided that if no directors are elected at the annual general meeting, the directors in office at the time such meeting was convened shall continue to hold their office) or until their earlier death, resignation, removal or other circumstances as set forth in the Israeli law. All the members of our board of directors (except for external directors) may be re-elected upon completion of their term of office.

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

External directors are elected by a majority vote at a shareholders’ meeting. In addition to the majority vote, the shareholder approval of the election of an external director must satisfy either of two additional tests:

•
The majority includes at least a majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the external directors (excluding a personal interest that is not related to a relationship with the controlling shareholders); or

•
The total number of shares held by non-controlling shareholders and disinterested shareholders that voted against the election of the external director does not exceed 2% of the aggregate voting rights of the company.

In general, external directors serve for a three-year term and may be re-elected to two additional three-year terms by one of the following mechanisms: (1) the board of directors proposes the re-election of the nominee and the re-election is approved by the majority required for appointment of external directors for their initial term; or (2) a shareholder holding 1% or more of the company's voting rights proposes the re-election of the nominee, and the re-election is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders or those who have a personal interest in the nomination, provided that the aggregate votes cast in favor of the re-election by shareholders who are not controlling shareholders and do not have a personal interest in the nomination constitute more than 2% of the company's voting rights. Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director's professional expertise and special contribution to the company's board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.

An external director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for that person’s appointment as external director no longer exist, or that the external director has violated his or her duty of loyalty to the company.  The resolution of the special general meeting of shareholders regarding the termination of office of an external director requires the same majority that is required for the election of an external director. The court may order the termination of the office of an external director on the same grounds, following a motion filed by a director or a shareholder. If an external directorship becomes vacant and as a result there are fewer than two directors who serve as external directors in the company, the board of directors is required under the Israeli Companies law to convene a shareholders meeting immediately to appoint a new external director.

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

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. In general, the audit committee must consist of at least three directors and must include all of the external directors; furthermore, a majority of the audit committee members must comply with the director independence requirements prescribed by the Israeli Companies Law. The audit committee may not include (i) the chairman of the board of directors, (ii) any director employed by the Company or by a controlling shareholder of the company (including a company which is controlled by the controlling shareholder), (iii) any director providing services to the company or to a controlling shareholder of the company (including to a company which is controlled by the controlling shareholder) on an ongoing basis, or (iv) a controlling shareholder or any of the controlling shareholder’s relatives.

In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

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

Our audit committee consists of three members of our board of directors (including two external directors and one independent director) who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our board of directors has determined that each member of our audit committee qualifies as an audit committee financial expert, as defined by rules of the SEC.  The audit committee meets at least once each quarter.

Compensation Committee

Under the Israeli Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must consist of at least three directors, include all of the external directors (including one external director serving as the chair of the compensation committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Israeli Companies Law. Similar to the rules that apply to the audit committee, the compensation committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives. Individuals who are not permitted to be compensation committee members may not participate in the committee’s meetings other than to present a particular issue; provided, however, that an employee that is not a controlling shareholder or relative may participate in the committee’s discussions but not in any vote; other than the company’s legal counsel and corporate secretary who may participate in the committee’s discussions and votes if requested by the committee.

The compensation committee’s duties include recommending to the board of directors a compensation policy for executives and monitor its implementation, approve compensation terms of executive officers, directors and employees affiliated with controlling shareholders, make recommendations to the board of directors regarding the issuance of equity incentive awards under our equity incentive plan and exempt certain compensation arrangements from the requirement to obtain shareholder approval under the Israeli Companies Law. The compensation committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee or its chairperson.

Our compensation committee consists of our two external directors and an independent director under the respective requirements of the SEC and NASDAQ and complies with the Israeli Companies Law criteria for compensation committee members.

Internal Audit

The Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor following a recommendation by the audit committee. The role of the internal auditor is to examine, among other things, the company’s compliance with applicable law and orderly business practice. The internal auditor must meet certain statutory requirements of independence. Mr. Doron Cohen has served as our internal auditor since December 24, 2008.

Directors’ Service Contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Chairman of the Board

Under the Israeli Companies Law, the general manager of a company (or a relative of the general manager) may not serve as the chairman of the board of directors, and the chairman of the board of directors (or a relative of the chairman of the board of directors) may not serve as the general manager, unless approved by the shareholders by a special majority vote prescribed by the Israeli Companies Law. The shareholder vote cannot authorize the appointment for a period of longer than three years, which period may be extended from time to time by the shareholders with a similar special majority vote. The chairman of the board of directors shall not hold any other position with the company (except as general manager if approved in accordance with the above procedure) or in any entity controlled by the company, other than as chairman of the board of directors of a controlled entity, and the company shall not delegate to the chairman duties that, directly or indirectly, make him or her subordinate to the general manager.

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

Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders

The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. An office holder who did not disclose his or her personal interests will be deemed as breaching his or her fiduciary duties. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business or other than in accordance with market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, sibling, parent, grandparent, child as well as sibling or parent of such person's spouse or the spouse of any of the above, or by any corporation in which the office holder or his relative (as defined in the Israeli Companies Law) is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Under the Israeli Companies Law, in general, all arrangements as to compensation of office holders who are not directors (other than the Chief Executive Officer) require the approval of the compensation committee and the board of directors, including exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director. The compensation of office holders who are directors and compensation of the Chief Executive Officer must be approved by the compensation committee, board of directors and the general meeting of shareholders.

Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association. If the transaction is an extraordinary transaction (which is defined as a transaction not in the ordinary course of business and for a material value) such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

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

According to regulations promulgated under the Israeli Companies Law, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company or if the directors’ compensation does not exceed the maximum amount of compensation for external directors determined by applicable regulations. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

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

Arrangements regarding the compensation of the Chief Executive Officer and directors require the approval of the compensation committee, the board of directors and our shareholders, in that order. In certain limited cases, the compensation of a new Chief Executive Officer who is not a director may be the approved without approval of the shareholders.

Variable Cash Incentive

The compensation committee and board of directors may adopt, from time to time, a cash incentive plan, which will set forth for each executive certain targets which form such executive's on target cash payment (the “On Target Cash Plan”) and the rules or formula for calculation of the On Target Cash Plan payment once actual achievements are known.

The compensation committee and board of directors may include in the On Target Cash Plan predetermined thresholds and caps to correlate an executive’s On Target Cash Plan payments with actual achievements.

The actual payment of the annual On Target Cash Plan for the active chairman of the board of directors (the “Active Chairman”), the CEO and other executives in a given year shall be capped as determined by our board of directors, but in no event shall exceed the ratio set forth in the table below.

The On Target Cash Plans may be composed based on a mix of (i) the company target; (ii) personal targets (KPIs); and (iii) personal evaluation. The weight to be assigned to each of the components per each of the executives shall be as set forth in the table below.

	Active Chairman	CEO	Other Executives
Company Target	100%	75% - 100%	50%-100%
Personal KPIs	NONE	NONE	0%-30%
Personal Evaluation	NONE	0%-25%	0%-20%

The company target shall be determined in accordance with all or part of pre-determined targets of the sales budget, gross profit, operating profit, EBITDA, net income and net cash from operating activities, all in accordance with TAT’s annual budget. If a company target shall apply to a Chief Executive Officer or a President of a subsidiary, such target may be applied up to 100% with respect to the financial results of the relevant subsidiary, and the remaining cash incentive with respect to the financial results of TAT and its subsidiaries on a consolidated basis.

The board of directors may determine to exclude certain profits or loss items from the company target including, but not limited to, certain expenses related to acquisition of a new company, certain expenses related to distribution of dividend, certain items of revenue or any other items per the board of directors’ sole discretion.

With regard to each one of the measurable targets, reference points shall be determined in terms of numerical values, so that compliance with the precise numerical target as determined in the On Target Cash Plan shall constitute compliance with 100% of the target, and also, numerical values shall be determined which will constitute the lower threshold for compliance with the target. The actual rate of compliance with the targets shall be calculated in accordance with the said reference points. Failure to comply with the minimum threshold of at least 75% of a specific target shall not entitle the executive to an On Target Cash Plan payment in respect of the said target. In the event of compliance at a rate of 75% or more with a specific target, the annual On Target Cash Plan shall be calculated in accordance with a key (i.e. linear, steps, etc.) which shall determine – in relation to the point of compliance with the target – the amount of the payment in terms of a percentage of the executive annual base salary, all as shall be set forth in the On Target Cash Plan. In this respect, the compensation committee and the board of directors shall have the right to determine a higher (but not lower) entitlement threshold.

The annual cash incentive shall be paid to the executive in the following manner:

- 80% of the amount of the On Target Cash Plan payment will be paid following the approval of the financial statements of the relevant year by the board of directors.
- 20% of the amount of the On Target Cash Plan payment shall be deferred by one year, and shall be paid following the approval of the financial statements of such year (“Deferred Bonus”) by the board of directors.

The executive's eligibility to the payment of the Deferred Bonus shall be subject to the following cumulative conditions: (i) TAT recorded a positive EBITDA for the following year; and (ii) TAT did not terminate its engagement with the executive for cause.

Mr Igal Zamir’s On Target Cash Plan payment for fiscal year 2016 was determined in its entirety by the Company Target. Mr. Zamir achieved 87.9% of the Company Target (out of 100%), as set forth in the table below:

	Reference points	Actual achieved
Company Target	100%	87.9%
Sales	25%	23.9%
Gross profit	35%	31.9%
EBITDA	40%	32.1%
Total	100%	87.9%

In addition, Mr. Zamir is also eligible to receive an additional payment for the year 2016 in the amount of 1.2 times the CEO's monthly salary.

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
•
A monetary obligation imposed on the office holder in favor of another person who was injured by a violation, as this term is defined in section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 (“Israeli Securities Law”); and

•
Expenses expended by the office holder, including reasonable litigation expenses, and including attorney's fees, in respect of any proceeding under chapters 8-C, 8-D or 9-A of the Israeli Securities Law or in respect to any monetary sanction.

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
•
Expenses expended by the office holder, including reasonable litigation expenses, and including attorney's fees, in respect of any proceeding under chapters 8-C, 8-D or 9-A of the Israeli Securities Law or in respect to any monetary sanction;

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

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Marketplace Rule 5615(c)(2), or Rule 5615(c)(2), because the FIMI Opportunity V, L.P. and FIMI Israel Opportunity FIVE, Limited Partnership (the “FIMI Funds”) beneficially own more than 50% of our voting shares.

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

•
Director nominees must be selected or recommended for the board of directors, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors.

We intend to continue to rely on these exemptions provided under Rule 5615(c)(2).

C. Employees

As of December 31, 2016, TAT and its subsidiaries employed 623 employees, of whom 518 were employed in manufacturing and quality control, 36 were employed in engineering and research and development and 69 were employed in administration, sales and marketing. Of such employees, 329 were located in Israel and 294 were employed by Limco and Piedmont and located in the United States.

Employees in Israel are employed under collective or individual employment agreements. Senior employees in special positions and members of management are employed under individual agreements. Collective bargaining agreements are signed for specified terms and are renewed from time to time. The collective bargaining agreement in Gedera is in effect until one of the parties to the agreement – TAT and the employees – give a notice of termination to the other party. The collective bargaining agreement in Turbochrome is in effect until 2020. The collective bargaining agreements govern certain aspects of our employer-employee relations, such as termination procedures, annual salary increases, eligibility for certain compensation terms and employee welfare. By law, in the event that a new collective bargaining agreement is not signed, the terms of the original agreement are extended for an unlimited period, unless one party gives notice to the other of its termination. As at the date of this annual report, no notice of cancellation had been given for either of the collective bargaining agreements currently in effect at TAT. As of the date of this report, we were engaged in negotiations with another workers union to form a new collective bargaining agreement with respect to our employees in Gedera.

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Manufacturers Association of Israel) are applicable to our Israeli employees by order of the Israeli Ministry of Economy and Industry. These provisions concern mainly the length of the workday, minimum daily wages for professional workers, pension contributions, insurance for work-related accidents, procedures for terminating employees, determination of severance pay and other employment terms. We generally provide our employees with benefits and working conditions exceeding the required minimums. Furthermore, under the collective bargaining agreements, the wages of most of our employees are linked to the CPI in Israel, although the extent of the linkage is limited.

In addition, Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute which is similar to the United States Social Security Administration. These payments amount to approximately 12% of wages, with the employee contributing approximately 43% and the employer approximately 56%.

We currently also generally grant senior employees based in Israel participation in a particular insurance product called “management insurance”. Management insurance provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement (rather than receiving annuity payments) and securing his or her right to receive severance pay, if legally entitled, upon termination of employment. In general, the employee contributes an amount equal to approximately 5% to 6% of his or her wage and the employer contributes an additional amount of approximately 13-1/3% to 16% of such wage. Management insurance is not a legally mandated by Israeli law.

Limco-Piedmont sponsors a 401(K) QACA safe harbor profit sharing plan covering substantially all of its employees in the United States. The plan requires the employer to contribute a match which is currently done on a payroll period basis, matching 100% of the first 2% and 50% of the next 3%. In addition, the plan allows for a discretionary qualified non-elective contribution for the plan year.

D. Share Ownership

Beneficial Ownership of Executive Officers and Directors

Except as set forth under ‘Stock Option Plans’ and in item 7A below, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

Stock Option Plans

In November 2011, our audit committee and board of directors approved a stock option plan (the “Plan”), which was subsequently approved by TAT’s shareholders, on June 28, 2012. According to the Plan an aggregate of 680,000 options exercisable into up to 680,000 ordinary shares, 0.9 NIS par value, of TAT may be granted to certain members of our board of directors and certain senior executives at an exercise price not less than the fair market value of the shares covered by the option on the date of grant. In general, the options vest over a period of 4 years as follows: 25% of the options vest upon the lapse of 12 months following the date of grant and the remaining 75% vest on a quarterly basis over the remaining 3-year period. In addition, certain options that were previously granted vest over a three-year period (one-third each year) and the vesting of 50% of such options is subject, in addition, to certain minimum shareholders' equity during a period of 4 years from the date of grant. Pursuant to the Plan, any options that are cancelled or not exercised within the option period determined in the relevant option agreement will become available for future grants. Our board of directors has elected to allot options to Israeli employees under Israel’s capital gain tax treatment.

As of December 31, 2016, options to purchase 330,000 ordinary shares were outstanding under the Plan, exercisable at an average exercise price of $8 per share.  During 2016 total of 20,100 options were exercised.

Item 7.     Major Shareholders and Related Party Transactions

A. Major Shareholders

The FIMI Funds are the beneficial holders of 59.5% of TAT’s ordinary shares (5,254,908 ordinary shares). No other shareholder is known to us to be a beneficial owner of 5% or more of TAT’s ordinary shares.

The following table sets forth certain information as of April 4, 2017, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
FIMI Funds (3)	5,254,908	59.5%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,828,444 ordinary shares issued and outstanding as of April 4, 2017 (net of 274,473 dormant shares).

(3)
Based on a Schedule 13D filed on August 14, 2013, and on Schedule 13D/A filed on December 12, 2016, FIMI Funds, FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 5,254,908 ordinary shares held by the FIMI Funds. FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI Funds. Shira and Ishay Davidi Management Ltd. controls FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls the Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI FIVE 2012 Ltd., Electra Tower, 98 Yigal Alon St., Tel Aviv 6789141, Israel.

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

On December 18, 2012, the court-appointed permanent receivers on behalf of the two lenders mentioned above for the purpose of jointly enforcing the liens granted to such lenders. On March 15, 2013, the receivers of TAT’s shares announced a tender process for the sale of such shares.

On August 7, 2013, the court-appointed permanent receivers informed TAT that the FIMI Funds acquired 4,732,351 ordinary shares of TAT constituting 53.8% of TAT’s outstanding share capital as of the transaction date, after receiving all required court approvals and the transfer of the consideration by the FIMI Funds to the receivers.

On December 12, 2016, FIMI Funds acquired an additional 522,557 ordinary shares of TAT constituting 5.7% of TAT’s outstanding share capital as of the transaction date.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 14, 2017, there were 38 holders of record of our ordinary shares, of which 35 record holders holding less than 1.0% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held by brokers or other nominees including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 69% of our outstanding ordinary shares as of such date.

B. Related Party Transactions

Not applicable.

C. Interests of Experts and Counsel

Not applicable.

Item 8.     Financial Information

A. Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the notes thereto, included in Item 18.

Legal Proceedings

We are party to ongoing litigation in the ordinary course of business and other legal proceedings. For a discussion of these matters, see Note 11 to our consolidated financial statements included elsewhere in this annual report.

Dividend Distribution Policy

The Israeli Companies Law mandates that we can only distribute dividends from profits (as defined in the law), provided that there is no reasonable suspicion that the dividend distribution will prevent us from meeting our existing and future expected obligations as they come due.

B. Significant Changes

Not applicable.

Item 9.     The Offer and Listing

A. Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low sales prices of our ordinary shares on NASDAQ and the TASE (in dollars and NIS, respectively):

	NASDAQ (1)		Tel Aviv Stock Exchange (2)
	High	Low	High	Low
Fiscal Year Ended December 31, 2004	9.80	6.21	—	—
Fiscal Year Ended December 31, 2005	9.35	5.25	35.50	29.70
Fiscal Year Ended December 31, 2006	19.52	5.92	82.10	30.25
Fiscal Year Ended December 31, 2007	28.18	11.37	116.70	47.68
Fiscal Year Ended December 31, 2008	12.24	3.62	53.00	15.52
Fiscal Year Ended December 31, 2009	9.13	3.95	33.90	16.53
Fiscal Year Ended December 31, 2010	9.38	5.19	37.36	18.30
Fiscal Year Ended December 31, 2011	6.32	4.20	22.19	15.68
Fiscal Year Ended December 31, 2012	6.05	3.64	23.42	14.81
Fiscal Year Ended December 31, 2013	8.05	5.58	28.93	20.60
Fiscal Year Ended December 31, 2014	8.54	5.85	30.13	23.28
Fiscal Year Ended December 31, 2015	7.76	6.11	29.65	24.26
Fiscal Year Ended December 31, 2016	8.95	6.4	33.75	26.01

(1)	On June 24, 2009 TAT’s ordinary shares began trading on the NASDAQ Global Market.
(2)	TAT’s ordinary shares began trading on the TASE in August 2005.

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low sales prices of our ordinary shares on NASDAQ and the TASE (in dollars and NIS, respectively):

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
2015
First Quarter	7.03	6.11	27.98	24.26
Second Quarter	7.03	6.57	28.13	25.2
Third Quarter	7.23	6.28	28.00	24.61
Fourth Quarter	7.76	6.5	29.65	26.72

2016
First Quarter	7.45	6.4	28.1	26.62
Second Quarter	7.39	6.64	27.89	26.52
Third Quarter	8.95	6.64	33.75	27.51
Fourth Quarter	8.9	6.65	33.42	26.01

2017
First Quarter	7.45	6.74	28.3	27.42

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low sales prices of our ordinary shares on the NASDAQ and the TASE (in dollars and NIS, respectively):

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2016	7.9	6.74	28.81	26.2
November 2016	7.65	6.65	29.33	26.01
December 2016	8.9	7.48	33.42	29.03
January 2017	8.9	8.55	34.06	32.9
February 2017	9.10	7.75	33.74	28.62
March 2017	9.80	8.10	35.56	29.20

B.       Plan of Distribution

Not applicable.

C.       Markets

Our ordinary shares are traded on NASDAQ under the symbol “TATT”.  On August 16, 2005, we listed our shares for trade on the TASE as a dual listed company.

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

The quorum required for any meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least one-third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

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

Pursuant to the Israeli Companies Law and our articles of association, our directors (other than external directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our board of directors (except the external directors) may be re-elected upon completion of their term of office. For information regarding the election of external directors, see Item 6. “Directors, Senior Management and Employees – Board Practices — Election of Directors.”

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

Annual and Extraordinary Meetings

Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. The agenda of the annual meeting includes discussing the financial statements and the report of the board of directors and may also include the appointment of directors and independent auditors as well as other issues. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, at its discretion, convene additional meetings as “special general meetings”. With respect to “special general meetings" notice of at least 35 days prior to the date of the meeting is required. In addition, the board of directors must convene a special general meeting upon (1) the demand of two of the directors or 25% of the nominated directors; and (2) one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. See Item 10B. “Additional Information - Memorandum and Articles of Association - Rights Attached to Shares - Voting Rights.”

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

Disclosure of Shareholders Ownership

The Israeli Securities Law, 5728‑1968 and regulations promulgated thereunder contain various provisions regarding the ownership threshold above which shareholders must disclose their share ownership. However, these provisions do not apply to companies, such as ours, whose shares are publicly traded in Israel as well on NASDAQ.  We are required pursuant to the Israel Securities Law (“ISA”) and the regulations promulgated thereunder to submit to the Israeli Securities Authority and the TASE, through a public immediate report, among other things, all information that we receive from our shareholders regarding their shareholdings in our company, provided that such information was published or is required to be published under applicable foreign law.

Changes in Our Capital

The board of directors has the right to issue shares. Changes in our capital are subject to the approval of the shareholders at a general meeting by a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting thereon.

There are no restrictions on the rights of non-resident or foreign shareholders to hold or vote our ordinary shares.

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income (including capital gains). The regular corporate tax rate for Israel is 26.5% for the year ended December 31, 2014 and 2015, and 25% for the year ended December 31, 2013 and 2016. The regular corporate tax rate will be reduced to 24% and 23% for years 2017 and 2018, respectively.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

We have one capital investment program that has been granted “approved enterprise” status under the Law for the Encouragement of Capital Investments, 1959, the “Investment Law”, and one program that qualify as a “beneficiary enterprise” pursuant to an amendment to the Investment Law that came into effect on April 1, 2005 (the “April 2005 amendment”). These programs were waived as part of the "Preferred enterprise" which is part of the "2011 Amendment" mentioned below.

Prior to the April 2005 amendment, the Investment Law provided that capital investments in a production facility (or other eligible assets) may be designated as an approved enterprise upon prior approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor (the “Investment Center”).

The April 2005 amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under that amendment provided for benefits as a beneficiary enterprise (rather than the previous terminology of approved enterprise).  Among other things, the April 2005 amendment provided tax benefits to both local and foreign investors.  Companies that meet the specified criteria received the tax benefits without need for prior approval and instead, a company was to claim the tax benefits offered by the Investment Law directly in its tax returns.

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

The benefits available to an approved enterprise and beneficiary enterprise were conditioned upon terms stipulated in the Investment Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and, for an approved enterprise, the conditions contained in the certificate of approval from the Investment Center.  If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the CPI in Israel plus interest. We believe that our approved enterprise and beneficiary enterprise programs operated in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

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

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), an ‘Industrial Company’ is a company, resident in Israel, with at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from some government loans, capital gains, interest and dividends) is derived from an industrial enterprise owned by it. An ‘Industrial Enterprise‘ is defined as an enterprise whose major activity in a given tax year is industrial production activity.

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

As with dividends distributed from taxable income derived from an Approved Enterprise or Beneficiary Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Beneficiary Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

Under the transitional provisions of the 2011 Amendment, the company elects to irrevocably implement the 2011 Amendment with respect to its existing Approved and Beneficiary Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment.

Under a more recent amendment to the Investment Law, announced in August 2013, beginning in 2014, dividends paid out of income attributed to a Preferred Enterprise will be subject to a withholding tax rate of 20% (instead of 15%). In addition, tax rates under the Preferred Enterprise were also raised effective as of January 1, 2014 to 9% in Zone A and 16% elsewhere (instead of the 6% and 12%, respectively). In 2017, the tax rate under the Preferred Enterprise with respect to Development Zone A will drop effective as of January 1, 2017 to 7.5%, the tax rate of Preferred Enterprise income derived elsewhere in Israel remains 16%.

We cannot assure you that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future, which would entail the loss of the benefits that relate to this status.

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, referred to as the Inflationary Adjustments Law, attempts to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex.

On February 26, 2008, the Israeli Parliament (the Knesset) enacted the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Effective Period), 2008 (the “Inflationary Adjustments Amendment”).  In accordance with the Inflationary Adjustments Amendment, the effective period of the Inflationary Adjustments Law will cease at the end of the 2007 tax year and as of the 2008 tax year the provisions of the law shall no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations.  In accordance with the Inflationary Adjustments Amendment, commencing the 2008 tax year, income for tax purposes will no longer be adjusted to a real (net of inflation) measurement basis.  Furthermore, the depreciation of inflation immune assets and carried forward tax losses will no longer be linked to the CPI in Israel.

Taxation of Dividends Paid on our Ordinary Shares

Taxation of Israeli Shareholders

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 25%, or 30% for a shareholder that is considered a material shareholder (within the meaning of the Israeli Income Tax Ordinance) at any time during the 12-month period preceding such distribution (without taking in consideration surtax that may be applied). It should be noted, that following the approval of the Budget Law, under a temporary legislation, the tax rate that will apply to a material individual shareholder will be 25%, subject to the dividend being distributed between January 1, 2017 and September 30, 2017. Dividends paid on our ordinary shares to Israeli companies are generally exempt from such tax.

Dividends paid to Israeli individuals from income derived from any of our approved enterprises or beneficiary enterprises are subject to tax, which is withheld at the source, at the rate of 15%. Dividends paid to Israeli Individuals from income derived from any of our preferred enterprises are subject to tax, which is withheld at the source, at the rate of 20%. In general, dividends paid to Israeli companies are not subject to withholding tax. It should be noted that we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability to those tax rates.

Taxation of Non-Israeli Shareholders

Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends. As of January 1, 2012, on distributions of dividends by an Israeli company to non-Israeli shareholders, other than bonus shares and stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. As aforesaid, dividends derived from any of our income generated by an Approved Enterprise (or Beneficiary Enterprise) are subject to withholding tax at a rate of 15%, and dividends derived from any of our income generated by a Preferred Enterprise are subject to withholding tax at a rate of 20%.

Under the U.S.-Israel Tax Treaty, the maximum withholding tax on dividends paid to a holder of shares who is a treaty U.S. resident is 25%, or 15% if the dividends are generated by an Approved Enterprise (or Beneficiary Enterprise or Preferred Enterprise). However, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise (or Beneficiary Enterprise or Preferred Enterprise) and not more than 25% of our gross income consists of interest or dividends, then such tax rate is reduced to 12.5% for a non-resident that is a U.S. corporation and holds 10% or more of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and during the whole of its prior tax year.

Capital gains taxes applicable to non-Israeli shareholders

Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation, provided that the capital gain is not derived from a permanent establishment in Israel according to section 97(b2) to the Israeli income tax ordinance. In addition, the U.S.-Israel Tax Treaty exempts U.S. residents who hold less than 10% of our voting rights, and who held less than 10% of our voting rights during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale.

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

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S.-Israel Tax Treaty, each as in effect as of the date of this annual report. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

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

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

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

Distributions Paid on the Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required to include in his or her gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares.  In some cases, our dividends will not qualify for the dividends-received deduction applicable to U.S. corporations.

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

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder will generally be subject to taxation in the U.S at a lower rate than ordinary income. Distributions taxable as dividends paid on the ordinary shares should qualify for lower tax rate provided that we are not a passive foreign investment company (as described below) for U.S. tax purposes and that either: (i) we are entitled to benefits under the “U.S.-Israel Tax Treaty” or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the U.S.-Israel Tax Treaty and that the ordinary shares currently will be readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Disposition of Ordinary Shares

Upon the sale or other disposition of ordinary shares, subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares. U.S. Holders should consult their own tax advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

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

If we were classified as a passive foreign investment company, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal tax rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or “excess distribution,” cannot be offset by any net operating losses. In addition, holders of shares in a passive foreign investment company may not receive a “step-up” in basis on shares acquired from a decedent. If we are a passive foreign investment company in any year, a U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on the disposition of ordinary shares.

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

The passive foreign investment company tax consequences described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund (“QEF”).  If a U.S. Holder makes a timely QEF election, the U.S. Holder would be required to include in income for each taxable year its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to the U.S. Holder. However, a U.S. Holder would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements. We will provide U.S. Holders with the information needed to report income and gain under a QEF election should we become a passive foreign investment company.

As an alternative to making a QEF election, a U.S. Holder of passive foreign investment company stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a passive foreign investment company by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the passive foreign investment company stock and the U.S. Holder’s adjusted tax basis in the passive foreign investment company stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, are generally treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in its income with respect to such ordinary shares in prior years). However, gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a passive foreign investment company, will be capital gain or loss. The mark-to-market election is available for so long as our ordinary shares constitute “marketable stock,” which includes stock of a passive foreign investment company that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national securities exchange that is registered with the SEC or the national market system established pursuant to Section 11A of the Securities Exchange Act of 1934. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in the minimized quantities, on at least 15 days during each calendar quarter. We believe that NASDAQ will constitute a qualified exchange or other market for this purpose. However, we cannot be certain that our ordinary shares will continue to trade on NASDAQ or that the ordinary shares will be regularly traded for this purpose.

The rules applicable to owning shares of a passive foreign investment company are complex, and each holder who is a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a passive foreign investment company.

Information Reporting and Backup Withholding

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service  (the “IRS”) and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

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

E. Dividends and Paying Agents

Not applicable.

F. Statement by Experts

Not applicable.

G. Documents on Display

We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the SEC.

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we make available on our website www.tat-technologies.com, our annual audited financial statements, which have been examined and reported on, with an opinion expressed by an independent public accounting firm, and we intend to file reports with the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

This annual report on Form 20-F and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on the SEC website (http://www.sec.gov) and on our website www.tat-technologies.com. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The Exchange Act file number for our SEC filings is 0-16050.

In addition, since August 16, 2005, we are also listed on the TASE. From such date we submit copies of all our filings with the SEC to the ISA and TASE. Such copies can be retrieved electronically through the TASE internet messaging system (www.maya.tase.co.il) and, in addition, through the MAGNA distribution site of the ISA (www.magna.isa.gov.il).

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

Effects of Currency Exchange Fluctuations

Our financial statements are stated in dollars, while a portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. As a result, our operations may be affected by fluctuations of the U.S. dollar/NIS exchange rate. During the 2013 the NIS appreciated against the U.S. dollar by 7.5%. This trend continued through the end of 2014, during which the NIS appreciated by an additional 12%. During 2015 the exchange rates between the NIS and the U.S. dollar did not changed materially. During 2016 the NIS appreciated against the U.S dollar by 1.5%. This trend continued through the end of March 2017, during which the NIS appreciated by an additional 4%. We estimate that a devaluation of 1% of the U.S. dollar against the NIS would result in a decrease of approximately $294,000 in our operating income. We are hedging a portion of our exchange rate risk through forward transactions and the use of other derivative instruments.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders

None.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

(b)	Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2016, our internal control over financial reporting is effective.

      This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

(d)	Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that each member of our audit committee each of whom also qualifies as independent director, meets the definition of an audit committee financial expert, as defined by rules of the SEC.  For a brief listing of the relevant experience of the member of our audit committee, see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management.”

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of ethics is publicly available on our website at www.tat-technologies.com.  Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

Item 16C. Principal Accountant Fees and Services

Fees Paid to Independent Public Accountant

The following table sets forth, for each of the years indicated, the fees paid to our principal independent registered public accounting firm.  All of such fees were pre-approved by our audit committee.

	Year Ended December 31,
Services Rendered	2016	2015
Audit (1)	$231,000	$219,000
Tax (2)	98,000	80,000
Total	$329,000	$299,000

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

Not Applicable.

Item 16E.     Purchase of Equity Securities By The Issuer and Affiliated Purchasers

Not Applicable.

Item 16F.     Change in Registrant’s Certifying Accountant.

Not Applicable.

Item 16G.     Corporate Governance

The following are the significant ways in which our corporate governance practices differ from those followed by United States companies under Nasdaq rules:

Shareholder Approval. Although Nasdaq rules generally require shareholder approval of equity compensation plans and material amendments thereto, we follow Israeli Companies Law, which is to have such plans and amendments approved only by the board of directors, unless such arrangements are for the compensation of directors, Chief Executive Officer or a transaction with the controlling shareholder, in which case they also require the approval of the compensation committee and the shareholders.

In addition, rather than follow Nasdaq rules requiring shareholder approval for the issuance of securities in certain circumstances, we follow Israeli law, under which a private placement of securities requires approval by our board of directors and shareholders if it will cause a person to become a controlling shareholder (generally presumed at 25% ownership) or if:

o	The securities issued amount to 20% or more of our outstanding voting rights before the issuance;
o	Some or all of the consideration is other than cash or listed securities or the transaction is not in accordance with market terms; and
o
The transaction will increase the relative holdings of a shareholder that holds 5% or more of our outstanding share capital or voting rights or that it will cause any person to become, as a result of the issuance, a holder of more than 5% of our outstanding share capital or voting rights.

Annual Reports.  While NASDAQ rules generally require that companies send an annual report to shareholders prior to the annual general meeting, we follow the generally accepted business practice for companies in Israel. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent registered public accounting firm, electronically with the SEC and post a copy on our website.

PART III

Item 17. Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

Item 18. Financial Statements

Consolidated Financial Statements of the Company

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3-F-4
Consolidated Statements of Operations	F-5-F-6
Consolidated Statements of Comprehensive Income	F-7
Consolidated Statements of Changes in Shareholders Equity	F-8
Consolidated Statements of Cash Flows	F-9 - F - 10
Notes to Consolidated Financial Statements	F-11

Item 19. Exhibits

The following exhibits are filed as a part of this Annual Report:

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (filed herewith) (8)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	2012 Stock Option Plan (7)

4.2	Agreement dated February 10, 2000, by and between the Registrant and TAT Industries Ltd. (English summary translation) (2)

4.3	English translation of Share Sales Agreement, dated March 27, 2008, by and between the Registrant and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.4	English translation of Shareholders’ Agreement, dated May 21, 2008, by and between the Registrant, Tat Industries Ltd. and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.5
English translation of Amendment to the Share Sales and Options Agreement and the Shareholders’ Agreement, dated May 21, 2008, by and between the Registrant, Tat Industries Ltd. and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.6	English translation of Share Sales Agreement dated April 15, 2008, by and between the Registrant and Mivtach Shamir Investments (1993) Ltd. (5)

4.7	Agreement and Plan of Merger dated April 3, 2009 by and between the Registrant, Limco-Piedmont, Inc. and LIMCO Acquisition Company (4)

4.8	TAT's Executive and Directors Compensation Policy (8)

4.9	Form of Officers Indemnification Undertaking (8)

5.0	Report of Independent Registered Public Accounting Firm

8	List of Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of independent registered public accounting firm

14.2	Consent of Independent Registered Public Accounting Firm

_________________

(1)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1992, and incorporated herein by reference.

(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1999, and incorporated herein by reference.

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

(4)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-4 filed on May 7, 2009 and incorporated herein by reference.

(5)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

(6)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(7)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.

(8)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, and incorporated herein by reference.

(8)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAT TECHNOLOGIES LTD.

	By:	/s/ Guy Nathanzon
Guy Nathanzon
Chief Financial Officer (Principal Accounting Officer)

Date: April 4, 2017

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders of
TAT Technologies Ltd.

We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. and its subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of First Aviation Services Inc., an equity method investee through March 2015, for the year ended December 31, 2014. The First Aviation Services Inc. financial statements audited by other auditors were prepared on a "historical" basis (prior to basis adjustments primarily related to impairment charges recorded by the Company) and reflect total net income of $727,000 for the year ended December 31, 2014 (subsequently adjusted by the Company to net income of $267,000 to reflect the share in the results of First Aviation Services Inc. and other adjustments primarily related to impairment charges recorded by the Company). We audited the adjustments necessary to convert the "historical" basis financial statements of First Aviation Services Inc. to the basis reflected in the Company's consolidated financial statements. The First Aviation Services Inc. financial statements were audited by other auditors (whose report thereon dated March 4, 2015 expressed an unqualified opinion on those financial statements) has been furnished to us, and our opinion expressed herein, insofar as it relates to the historical amounts included for First Aviation Services Inc., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TAT Technologies Ltd. and its subsidiaries at December 31, 2016 and 2015 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
April 4, 2017	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	December 31,
	2016	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$21,433	$18,688
Short-term bank deposits	964	8,122
Accounts receivable, net	21,572	19,151
Other current assets and prepaid expenses	1,687	3,025
Inventory, net	39,269	36,664

Total current assets	84,925	85,650

NON-CURRENT ASSETS:
Investment in affiliates	1,019	169
Funds in respect of employee rights upon retirement	2,660	2,626
Deferred income taxes	896	890
Intangible assets, net	1,179	1,314
Property, plant and equipment, net	21,298	18,934

Total non-current assets	27,052	23,933

Total assets	$111,977	$109,583

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands, except share data

	December 31,
	2016	2015

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	$8,406	$7,022
Accrued expenses	9,836	7,815

Total current liabilities	18,242	14,837

NON CURRENT LIABILITIES:
Other long-term liabilities	151	189
Liability in respect of employee rights upon retirement	2,994	2,871
Deferred income taxes	1,938	262

Total non-current liabilities	5,083	3,322

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 11)

Total liabilities	23,325	18,159

EQUITY:
Ordinary shares of NIS 0.9 par value : Authorized: 10,000,000 shares at December 31, 2016 and 2015; Issued: 9,102,917 shares at December 31, 2016 and 9,082,817 shares at December 31, 2015; Outstanding: 8,828,444 shares at December 31, 2016 and 8,808,344 shares at December 31, 2015	2,797	2,793
Additional paid-in capital	64,760	64,529
Treasury shares, at cost, 274,473 shares at December 31, 2016 and 2015	(2,088)	(2,088)
Accumulated other comprehensive loss	(73)	(4)
Retained earnings	23,256	26,194
Total shareholders' equity	88,652	91,424

Total liabilities and shareholders' equity	$111,977	$109,583

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands

	Year ended December 31,
	2016	2015	2014

Revenue:
Products	$30,431	$31,339	$31,363
Services	65,363	54,268	49,363
	95,794	85,607	80,726

Cost of revenue:
Products	23,788	24,466	23,616
Services	52,969	47,476	40,906
	76,757	71,942	64,522

Gross profit	19,037	13,665	16,204

Operating expenses:
Research and development, net	1,140	890	1,070
Selling and marketing	3,876	2,903	3,203
General and administrative	10,023	8,469	8,123
Other expenses (income)	(138)	631	(11)
Gain on bargain purchase	-	(4,833)	-

	14,901	8,060	12,385

Operating income	4,136	5,605	3,819

Financial expenses	(1,139)	(1,262)	(2,510)
Financial income	985	913	1,216

Income before taxes on income	3,982	5,256	2,525

Taxes on income	3,865	644	1,360

Income before equity investment	117	4,612	1,165

Share in results of equity investment of affiliated companies	(55)	1,237	267

Net income	$62	$5,849	$1,432

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands, except share and per share data

	Year ended December 31,
	2016	2015	2014

Net income per share basic and diluted	$0.01	$0.66	$0.16

Weighted average number of shares outstanding:
Basic	8,828,444	8,808,344	8,805,495
Diluted	8,830,764	8,810,689	8,826,542

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S dollars in thousands

	Year ended December 31,
	2016	2015	2014
Net income	$62	$5,849	$1,432
Other comprehensive income, net
Currency translation adjustments	-	-	429
Net unrealized gain (losses) from derivatives	174	(5)	-
Reclassification adjustments for gains from derivatives included in net income	(243)	1	-
Total other comprehensive income (loss)	(69)	(4)	429

Total comprehensive income (loss)	$(7)	$5,845	$1,861

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Non-controlling interest	Total equity

BALANCE AT DECEMBER 31, 2013	9,079,709	$2,792	$64,454	$(429)	$(2,088)	$20,913	$1,961	$87,603
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2014:
Comprehensive income	-	-	-	429	-	1,432	-	1,861
Share based compensation	-	-	38	-	-	-	-	38
Exercise of options	3,108	1	(1)	-	-	-	-	-
Dividend distributed	-	-	-	-	-	(2,000)	-	(2,000)
Sale of subsidiary	-	-	-	-	-	-	(1,961)	(1,961)
BALANCE AT DECEMBER 31, 2014	9,082,817	$2,793	$64,491	$-	$(2,088)	$20,345	$-	$85,541
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015:
Comprehensive income (loss)	-	-	-	(4)	-	5,849	-	5,845
Share based compensation	-	-	38	-	-	-	-	38
BALANCE AT DECEMBER 31, 2015	9,082,817	$2,793	$64,529	$(4)	$(2,088)	$26,194	$-	$91,424
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016:
Comprehensive income (loss)	-	-	-	(69)	-	62	-	(7)
Share based compensation	-	-	105	-	-	-	-	105
Exercise of options	20,100	4	126	-	-	-	-	130
Dividend distributed	-	-	-	-	-	(3,000)	-	(3,000)
BALANCE AT DECEMBER 31, 2016	9,102,917	$2,797	$64,760	$(73)	$(2,088)	$23,256	$-	$88,652

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$62	$5,849	$1,432

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,636	2,781	2,069
Exchange differentials of loans	-	-	(1)
Loss on sale of property, plant and equipment	12	-	10
Loss (gain) from change in fair value of derivatives	(152)	10	-
Interest from short-term bank deposits and restricted deposits	(24)	(33)	(128)
Change in provision for doubtful accounts	(29)	206	-
Share in results and sale of equity investment of affiliated companies	55	(1,237)	(267)
Share based compensation	105	38	38
Gain on bargain purchase	-	(4,833)	-
Liability in respect of employee rights upon retirement	123	28	(485)
Deferred income taxes, net	1,670	(21)	1,229
Changes in operating assets and liabilities:
Amounts due to related parties, net	-	-	5
Decrease (increase) in trade accounts receivable	(2,392)	(2,375)	2,730
Decrease (increase) in other current assets and prepaid expenses	1,487	(85)	(833)
Increase in inventory	(2,707)	(571)	(6,009)
Increase (decrease) in trade accounts payable	1,192	436	(509)
Increase (decrease) in accrued expenses	2,521	525	(715)
Increase (decrease) in other long-term liabilities	(38)	15	(24)
Net cash provided by (used in) operating activities	$5,521	$733	$(1,458)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of subsidiary (A)	-	-	2,176
Acquisitions of subsidiary, net of cash acquired in the amount of $1,164 (see note 3a)	-	(1,796)	-
Proceeds from sale of equity investment of affiliated company		3,624	-
Investment in affiliated company	(905)	-	-
Funds in respect of employee rights upon retirement	2	8	352
Proceeds from sale of property and equipment	17	9	19
Purchase of property and equipment	(5,702)	(3,315)	(3,021)
Investment in short-term deposit	-	(8,109)	-
Maturities of short-term deposits	7,182	5,109	5,098
Net cash provided by (used in) investing activities	$594	$(4,470)	$4,624

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	-	-	$(883)
Dividend paid	(3,000)	-	(2,000)
Repayments of short-term loans	-	(469)	(26)
Payment of contingent consideration	(500)	-	-
Exercise of options	130	-	-
Net cash used in financing activities	(3,370)	(469)	(2,909)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,745	(4,206)	257
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	18,688	22,894	22,637

CASH AND CASH EQUIVALENTS AT END OF YEAR	$21,433	$18,688	$22,894

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOW:
Purchase of property, plant and equipment on credit	$268	$76	$44

Supplemental disclosure of cash flow information:
Interest paid	$(2)	$(4)	$(15)
Income taxes paid	$(1,473)	$(1,321)	$(571)

(A) Proceeds from sale of subsidiary
Assets held for sale (excluding cash in the amount of $2,823)	-	-	7,136
Liabilities held for sale	-	-	(3,428)
Non-controlling interest	-	-	(1,532)
	$-	$-	$2,176

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1 -	GENERAL

a.
TAT Technologies Ltd., (“TAT” or the “Company”) an Israeli corporation, incorporated in 1985, is a leading provider of solutions and services to the aerospace and defense industries, focused mainly on the following four segments: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through our Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through our Limco subsidiary; (iii) MRO services for aviation components through our Piedmont subsidiary; and (iv) overhaul and coating of jet engine components through our Turbochrome subsidiary. TAT targets the commercial aerospace (serving a wide range of types and sizes of commercial and business jets), military aerospace and ground defense sectors. TAT’s shares are listed on both the NASDAQ (TATT) and Tel-Aviv Stock Exchange.

b.
TAT has the following wholly-owned subsidiaries: Limco-Piedmont Inc. (“Limco-Piedmont”), Turbochrome Ltd. (“Turbochrome”) and TAT Gal Inc. (“TAT Gal”).  Additionally the Company holds 51% of TAT-Engineering LLC (“TAT-Engineering”), hereinafter collectively referred to as the “Group”.

c.
On November 25, 2015, we signed an agreement with Russian-based Engineering Holding of Moscow (“Engineering”), to establish a new facility for the provision of services for heat transfer products. The new company, TAT-Engineering LLC, is based in Novosibirsk’s Tolmachevo airport. TAT-Engineering, LLC shall provide services for heat transfer products. 51% of TAT-Engineering LLC's shares are held by TAT and the remaining 49% are held by Engineering. The accounting treatment of the joint venture is based on the equity method due to variable participant rights granted to Engineering. The new entity was established in January 2016 and is currently in the process of ramping up its operations.

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

The majority of the Group revenue are generated in U.S. dollars ("dollars") and a substantial portion of the Group costs are incurred in dollars. In addition, a significant portion of the TAT and Turbochrome financing has been obtained in dollars. Accordingly, the dollar is the currency of the primary economic environment in which the Group operates and accordingly its functional and reporting currency is the dollar.

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

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits bear interest at an average annual rate of approximately 0.6% in both 2016 and 2015.

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

Inventory is measured at the lower of cost or market value.

Inventories include raw materials, parts, work in progress and finished products.

Cost of raw material and parts is determined using the “moving average” basis. Cost of work in progress and finished products is calculating based on actual costs. Capitalized production costs components, mainly labor and overhead, is determine on average basis over the production period.

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

Property, plant and equipment are stated at cost, after deduction of the related investment grants, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Years

Buildings	7 - 39
Machinery and equipment	3 - 17
Motor vehicles	6 - 7
Office furniture and equipment	3 - 17
Software	3-5

Leasehold improvements are included in buildings and amortized using the straight line method over the period of the lease contract, or the estimated useful life of the asset, whichever is shorter.

j.	Grants from National Authority for Technological Innovation (“NATI”):

Grants received from the NATI for approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction from research and development expenses.  Due the fact that the Company is defined as a "Traditional Industry Company", under the NATI regulations, these grants are non-royalty bearing.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

k.	Investment in companies accounted for using the Equity Method

Investment in which the Group exercises significant influence and which is not considered a subsidiary ("affiliate") is accounted for using the equity method, whereby the Group recognizes its proportionate share of the affiliated company's net income or loss after the date of investment.

The Group reviews those investments for impairment whenever events indicate the carrying amount may not be recoverable. See notes 1(c) and 3(b).

l.	Identified intangible assets

Identifiable intangible assets are comprised of definite lived intangible assets - customer relationships, which are amortized using the straight-line method over their estimated period of useful life as determined by identifying the period in which substantially all of the cash flows are expected to be generated. Amortization of customer relationships is recorded under marketing and selling expenses.

m.	Impairment of long-lived assets

Long-lived assets, including definite life intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized and the assets (or asset group) would be written down to their estimated fair values (see also notes 6 and 7).

n.	Treasury Shares

Company shares held by the Company are presented as a reduction of equity at their cost to the Company.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

o.	Revenue recognition

The Group generates its revenues from the sale of OEM products and systems, providing MRO services (remanufacture, maintenance, repair and overhaul services and long - term service contracts) and parts services.

Revenues from the sale of products are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of the resulting receivable is reasonably assured, the price is fixed or determinable and no significant obligation exists. The Group does not grant a right of return.

Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passed) to the customer. Management provides for losses as soon as a loss is expected for the remaining portion of such contracts. For the years ended December 31, 2016, 2015 and 2014, no losses have been recognized for such fixed price contracts.

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

Income taxes are accounted for in accordance with ASC 740 "Income Taxes". This statement prescribes the use of the asset and liability method, whereby deferred tax assets and liabilities account balances are determined based on temporary differences between financial reporting and tax basis of assets and liabilities and for tax loss carry-forwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, see note 14(h).

Taxes which would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred taxes, when the Group’s intention is to hold, and not to realize the investments.

The Group did not provide for deferred taxes attributable to dividend distribution out of retained tax-exempt earnings from "Approved/Benefited Enterprise" plans (see note 14(a)), since it intends to permanently reinvest them and has no intention to declare dividends out of such tax exempt income in the foreseeable future. Management considers such retained earnings to be essentially permanent in duration.  The payment of dividend in 2016 and 2014 was paid from foreign subsidiaries earnings of the Company and earnings from regular income of the Israeli company, respectively.

Results for tax purposes for TAT’s Israeli subsidiaries are measured and reflected in NIS and for TAT’s U.S. subsidiaries are measured and reflected in U.S. dollars. As explained in (c) above, the consolidated financial statements are measured and presented in U.S. dollars. In accordance with ASC 740, TAT has not provided deferred income taxes on the differences resulting from changes in exchange rate and indexation.

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

Diluted earnings per share are calculated by dividing the net income by the fully-diluted weighted-average number of ordinary shares outstanding during each period.  Potentially dilutive shares include outstanding options granted to employees and directors.

w.	Share-based compensation

The Group applies ASC 718 "Stock Based Compensation" with respect to employees and directors options, which requires awards classified as equity awards to be accounted for using the grant-date fair value method. The fair value of share-based awards is estimated using the Black-Scholes valuation model, the payment transaction is recognized as expense over the requisite service period, net of estimated forfeitures. The Group estimates forfeitures based on historical experience and anticipated future conditions.

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

x.	Comprehensive income

Comprehensive income in 2016 and 2015 includes, in addition to net income or loss, gains and losses of derivatives (net of related taxes where applicable). In 2014, comprehensive income includes, currency translation adjustments that were related to the subsidiary that was sold in 2014.

Reclassification adjustments for gain or loss of derivatives are included in the relevant line item in the statement of income. See also note 2 (aa).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT)

y.	Business Combinations

When the Company acquires a business, the purchase price is allocated based on the fair value of tangible assets and identifiable intangible assets acquired, and liabilities assumed. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Goodwill as of the acquisition date is measured as the residual of the excess of the consideration transferred, plus the fair value of any non-controlling interest in the acquire at the acquisition date, over the fair value of the identifiable net assets acquired. If the fair value of the net assets acquired exceeds the purchase price, the resulting bargain purchase is recognized as a gain in the consolidated statement of operations. The Company generally engages independent, third-party appraisal firms to assist in determining the fair value of assets acquired and liabilities assumed. Such a valuation requires management to make significant estimates, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates are inherently uncertain. For all acquisitions, operating results are included in the consolidated statement of operations from the date of acquisition.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT)

aa.	Derivatives and hedging

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

bb.	Recently Issued Accounting Principles:

(1)
In November 2016, the Financial Accounting Standards Board (“FASB”) issued guidance on the treatment of restricted cash in the statements of cash flows. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). The Company does not anticipate a material impact on its consolidated financial statements.

(2)
In October 2016, the FASB issued guidance on income taxes on intra-entity transfers. The guidance eliminates the exception to the recognition requirements under the standard for intra-entity transfers of an asset other than inventory. As a result, an entity should recognize the income tax consequences when the transfer of assets other than inventory occurs. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

(3)
In August 2016, the FASB issued guidance on statements of cash flows. The guidance addresses eight specific issues: debt prepayment or debt extinguishment costs; settlement of certain debt instruments; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies; distributions received from equity method investees; beneficial interest in securitization transactions; separately identifiable cash flows and application of predominance principle. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT)

bb.	Recently Issued Accounting Principles (cont.):

(4)
In June 2016, the FASB issued guidance on financial instruments. The guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year. The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

(5)
In February 2016, the FASB issued ASU 2016-02 – Leases (ASC 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less may be accounted for similar to existing guidance for operating leases today. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective on January 1, 2019, with early adoption permitted. The Company is in the process of evaluating the impact of this new guidance on its financial statements.

(6)
In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718). ASU No. 2016-09 identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted but all of the guidance must be adopted in the same period. The Company is in the process of evaluating the impact of this new guidance on its financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT)

bb.	Recently Issued Accounting Principles (cont.):

(7)
In July 2015, the FASB issued guidance on current accounting for inventory measurement.  The new guidance requires entities to measure inventory at the lower of cost or net realizable value.  Net realizable value is defined by the guidance as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.  The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is permitted).  The Company is currently evaluating the impact of the new guidance on its consolidated financial statements. The Company does not anticipate a material impact on its consolidated financial statements.

(8)
In May 2014, FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances.

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

On October 19, 2015, the company completed the share acquisition for approximately $3,500 (subject to certain price adjustments). The acquisition was funded through cash on hand. TAT shall pay additional amounts of up to $2,000 in the event that Turbochrome Ltd. meets certain annual revenue targets in 2015 and 2016 (See Note 11 (g) for additional information regarding the contingent consideration associated with this acquisition). The earn-out payment was based on the actual revenues of Turbochrome during the calendar years 2015 and 2016. To date the Company has paid $ 0.5 million for the earn-out payment.

Turbochrome Ltd., located in Israel, specializes in overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes, afterburner flaps and other components.

In connection with the acquisition, the company recognized a bargain purchase gain of $4.8 million in the consolidated statement of operations for the year ended December 31, 2015. The bargain purchase gain was primarily related to the fair market value of certain property, plant and equipment, in relation to replacement costs, and to the Company's expectation regarding its ability to increase the services that can be provided to Turbochrome's existing customers and to its own customers.

As part of the purchase agreement the company assumed a committed to continue the engagement with Turbochrome’s CEO for 12 months from the day of closing.  In December 2015, the company decided to terminate this employment agreement. The total termination expenses the company included in the financial statements for 2015 were in the amount of approximately $300.

Turbochrome Ltd. results of operations and balance sheet were included in Company's consolidated financial statements commencing October 19, 2015.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -	BUSINESS COMBINATION AND INVESTMENT IN AN AFFILIATED COMPANY (CONT)

a. Turbochrome (cont.)

2.	Under the acquisition method of accounting, the total purchase price is allocated to the net tangible and intangible assets of Turbochrome, based on their fair values at the acquisition date.

The table below summarizes the fair value of assets acquired, liabilities assumed, intangible assets and resulting bargain purchase in Turbochrome –

Asset	Fair value
Cash and cash equivalents	$1,164
Inventories	616
Other current assets	2,169
Property, plant and equipment	6,825
Identifiable intangible assets -
Customers relationships	1,342
Current liabilities	(2,857)
Deferred Taxes	(271)
Accrued severance pay	(15)
Net Identifiable assets acquired	8,973
Gain from bargain purchase	(4,833)
Total consideration (including contingent consideration in amount of $640)	$4,140

An amount of $1,342 of the purchase price was allocated to customer relationships.

As part of the acquisition, the Company acquired all existing customers of Turbochrome. Customer’s relationship is amortized over a period of 10 years.

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

a. Turbochrome (cont.)

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

b.        FAvS

As of December 31, 2016 and 2015, the company has 4.9% of First Aviation Services ordinary shares, a provider of repair and overhaul, rotables management and related engineering services to the aviation industry worldwide.

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

b.        FAvS (cont.)

Financial information

Year ended December 31,
2014

Net sales	$24,442
Gross profit	7,342
Income from continuing operations	827
Net income	727
Income attributable to common stockholders	$336

A reconciliation of the share in results of FAVS for the year ended December 31, 2014:

Year ended December 31,
2014

Share in income related to common stockholders	$49
Share in income related to preferred stock	218
Net income	$267

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4 -  FAIR VALUE MEASUREMENT

Recurring Fair Value Measurements

The Group measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Liabilities:
Derivative financial instruments	$-	$74	$-	$74

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent liability (see also note 11 (g))	$-	$-	$640	$640
Derivative financial instruments	$-	$14	$-	$14

a.	Contingent consideration:

The contingent consideration liability in the acquisition of Turbochrome shares was computed on expected revenue to be generated by Turbochrome using a binomial tree model income approach.

 The fair value of the contingent liability as of December 31, 2015 was estimated using the following assumptions:

2015

Volatility	16.6%
Expected life (in years)	1.25
Risk free interest rate	0.08%

The following table summarizes the activity for those financial assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs.

	December 31,
	2016	2015

Fair value at the beginning of the period	$640	$-
Additional resulting from Turbochrome acquisition	-	640
Adjustments to the provision resulting from Turbochrome acquisition	(640)	-
Fair value at the end of the period	$-	$640

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4 -       FAIR VALUE MEASUREMENT (CONT)

b.	Derivative financial instruments:

The company hedges the foreign currency risk arising from probable forecasted Israeli Shekel ("ILS") expenses as part of its risk management policy. The risk management objective is to hedge the foreign currency exchange rate fluctuations associated with ILS denominated forecasted probable expenses according to the company's hedging policy. The majority of the ILS exposure arises from expected related salary expenses. The company enters into contracts for derivative financial instruments such as forward contracts in order to execute its policy. Such derivatives are recognized at fair value. The fair value of forward contracts is calculated as the difference between the forward rate on valuation date and the forward rate on the original forward contract, multiplied by the transaction's notional amount. At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The hedge effectiveness is assessed at the end of each reporting period. The effective portion of the gain or loss on the hedging instrument is recognized as other comprehensive income (loss), while any ineffective portion is recognized immediately in profit or loss through finance income (expenses), net. Amounts recognized as other comprehensive income (loss) are reclassified to profit or loss when the hedged transaction affects profit or loss, such as when the hedged expense is recognized. If the forecast expense is no longer expected to occur, amounts previously recognized in equity are reclassified to profit or loss. If the hedging instrument expires or is sold, terminated or exercised, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecast expense occurs.

As of December 31, 2016 and 2015, the company has open forward contracts with a notional total amount of $12,399 and $3,638, respectively.

The carrying amounts of financial instruments include cash and cash equivalents, short-term bank deposits, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their short maturities.

NOTE 5 -	INVENTORY

Inventory is composed of the following:

	December 31,
	2016	2015

Raw materials and components	$10,715	$9,823
Work in progress	21,618	19,798
Spare parts	5,743	6,340
Finished goods	1,193	703

Total inventory (*)	$39,269	$36,664

(*) The total amount of Rotables included in the company inventory for the years ended December 31, 2016 and 2015 were $8,345 and $7,964, respectively.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6 -  PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2016	2015
Cost:
Land and buildings	$11,966	$11,112
Machinery and equipment	46,129	41,378
Motor vehicles	362	334
Office furniture and equipment	1,926	1,789
Software	1,354	1,259
	61,737	55,872

Less: Accumulated depreciation	40,439	36,938
Depreciated cost	$21,298	$18,934

Depreciation expenses amounted to $3,501, $2,753 and $2,069 for the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 7 -  INTANGIBLE ASSETS

 Intangible assets:

	December 31,
	2016	2015
Customer relationships
Cost	$1,342	$1,342
Accumulated amortization	(163)	(28)
Amortized cost	$1,179	$1,314

NOTE 8 -  OTHER BALANCE SHEETS SUPPLEMENTAL INFORMATION

 Accrued expenses:

	December 31,
	2016	2015

Employees and payroll accruals	$3,386	$2,657
Accrued expenses	838	1,081
Authorities	1,722	952
Advances from customers	1,861	1,295
Deferred income	441	240
Warranty provision	338	324
Contingent consideration	-	500
Accrued royalties	1,176	752
Hedge instruments	74	14

	$9,836	$7,815

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 -       TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties:

	Year ended December 31,
	2016	2015	2014

Compensation and benefits to senior management, including benefit component of option grants	$1,464	$1,236	$1,213
Number of individuals to which this benefit related	5	5	5
Compensation and benefits to the chairman of the Board	$167	$173	$188
Number of individuals to which this benefit related	1	1	1
Compensation and benefits to directors	$161	$161	$131
Number of individuals to which this benefit related	6	5	5

NOTE 10 -     LONG-TERM EMPLOYEE-RELATED OBLIGATIONS

Severance pay:

The Company and its Israeli subsidiary are required to make severance payments upon dismissal of an employee or upon termination of employment in certain circumstances. The severance payment liability to the employees (based upon length of service and the latest monthly salary - one month’s salary for each year employed) is recorded on the Company’s balance sheet under “Liability for employee rights upon retirement.” The liability is recorded as if it were payable at each balance sheet date on an undiscounted basis.

According to Section 14 of the Israeli Severance Pay Law, the Israeli company’s liability for certain employees, according to their employment agreements, make regular deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s retirement benefit obligation. The Company and its Israeli subsidiary are fully relieved from any severance pay liability with respect to each such employee after it makes the payments on behalf of the employee. The liability accrued in respect of these employees and the amounts funded, as of the respective agreement dates, are not reflected in the Company balance sheet, as the amounts funded are not under the control and management of the Company and the pension or severance pay risks have been irrevocably transferred to the applicable insurance companies (the “Contribution Plan”).

With regard to the employees that are not under the “Contribution Plan”, the liability is funded in part from the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the balance sheets under “Funds in respect of employee rights upon retirement.” These policies are the Company’s assets.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 -      LONG-TERM EMPLOYEE-RELATED OBLIGATIONS (CONT)

Severance pay (cont.):

In the years ended December 31, 2016 and 2015, the Company deposited $228 and $389, respectively, with pension funds and insurance companies in connection with its severance payment obligations.

The amounts of severance payment expenses for the Israeli companies were $777, $554 and $555 for the years ended December 31, 2016, 2015 and 2014, respectively.

Limco-Piedmont sponsors a 401(K) safe harbor profit sharing plan covering substantially all of its employees. The plan requires the employer to contribute a match which is currently done on a payroll period basis, matching 100% of the first 2% and 50% of the next three percent. In addition, the plan allows for a discretionary qualified non-elective contribution for the plan year. Contributions to the plan by Limco-Piedmont were $344, $261 and $251 for the years ended December 31, 2016, 2015 and 2014, respectively.

The Group expects to contribute approximately $800 in 2017 to the pension funds and insurance companies in respect of their severance and pension pay obligations.

The amounts of severance payments, actually paid to retired employees, by TAT were $230, $166 and $568 for the years ended December 31, 2016, 2015 and 2014.

TAT expects to pay $1,220 in future benefits to their employees during 2017 through 2026 upon their normal retirement age. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Israeli company before their normal retirement age.

Year	Amount
2017	$106
2018	195
2019	314
2020	175
2021	47
Thereafter (through 2026)	383
$1,220

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -      COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commissions arrangements:

The Group is committed to pay marketing commissions ranging between 2% to 10% to sale agents of total sales contracts. Commission expenses were $774, $678 and $701 for the years ended December 31, 2016, 2015 and 2014, respectively. The commissions were recorded as part of the selling and marketing expenses.

b.	Royalty commitments:

(1)
TAT is committed to pay royalties to third parties through 2016, ranging from 12% to 17% of sales of products developed by the third parties. Royalty expenses were $216, $273 and $270 for the years ended December 31, 2016, 2015 and 2014, respectively. The royalties were recorded as part of the cost of revenues.

(2)
Limco-Piedmont is committed to pay royalties to a third party, ranging 5% to 13% of sales of products purchased from the third party. That third party is the exclusive manufacturer of the products for which Limco-Piedmont provides MRO services. In addition, Limco-Piedmont is committed to pay said third party royalties of 20%, on parts reclaimed to use in MRO services or sold to our customers when they are manufactured by the third party. Royalty expenses were $1,561, $1,248 and $680 for the years ended December 31, 2016, 2015 and 2014, respectively. The royalties were recorded as part of the cost of revenues.

c.
Lease commitments:

Limco-Piedmont leases some of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2025. Certain leases contain renewal options as defined in the agreements. Lease expense totaled $454, $419 and $271 for the years ended December 31, 2016, 2015, and 2014 respectively.

TAT leases its factory from TAT Industries until the end of 2024. Lease expense totaled $681, $667 and $427 for the years ended December 31, 2016, 2015, and 2014 respectively.

As of December 31, 2016, future minimum rental payments under non-cancelable operating leases are as follows:

Year	Amount
2017	$1,019
2018	1,033
2019	1,047
2020	1,078
2021 and after	4,708
Total	$8,885

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT)

d.	Legal claims contingencies:

TAT is aware that in 2016, a case was filed in Kansas federal court naming TAT and others as defendants.  The case alleges property damage resulting from failed precoolers. TAT has not been served in this matter but continues to monitor it.

e.	Guarantees:

(1)
In order to secure TAT's liability to the Israeli customs, the Company provided a bank guarantee in the amount of $165. The guarantee is linked to the consumer price index and is valid until June 2017.

(2)
In order to secure the TAT's liability to the lessor of its premises, the Company provided a bank guarantee in the amount of $668. The guarantee is linked to the consumer price index in Israel and is valid until June 2017.

(3)
In order to secure Turbochrome liability to the Israeli customs, the Company provided a bank guarantee in the amount of $260. The guarantee is linked to the consumer price index in Israel and was valid until December 2016. Starting 2017 the guarantee amount has been reduced to $130. Validity has been extended until June 2017. No change has been made to other terms of the guarantee.

f.
Vehicle Lease

The Company entered into several three-year leases for vehicles.  The current monthly lease fees aggregate approximately $33. The expected lease payments for the years ending December 31, 2017, 2018 and 2019 are approximately $253, $110 and $19, respectively.

g.
Contingent consideration

On October 19, 2015, the company acquired 100% of Turbochrome Ltd. shares for approximately US$ 3.5 million (subject to certain price adjustments). The acquisition was funded through cash on hand and an earn-out payment (up to $2 million). The earn-out Payment is based on the actual revenues of Turbochrome during the calendar years 2015 and 2016. The contingent consideration liability was computed on expected revenue to be generated by the acquired company using a binomial tree model income approach. The Company reassessed the fair value of the contingent consideration on a quarterly basis and recorded any applicable adjustments to earnings in the period they were determined. The adjustments were classified as other income. As of December 31, 2016 and 2015, the fair value of the contingent considerations was zero and $640 ($500 in accrued expenses and $140 in other long-term liabilities), respectively.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -      COMMITMENTS AND CONTINGENT LIABILITIES (CONT)

g.
Contingent consideration (cont)

According to the results of Turbochrome for the year 2015, Turbochrome met the revenue target for 2015 and, subject to the terms of the share purchase agreement, TAT paid to Chromalloy American LLC (the previous shareholder of Turbochrome), $500 as an earn out payment with respect to fiscal year 2015 revenues, in 2016.

According to the results of Turbochrome for the year 2016, Turbochrome did not meet the revenue target set forth in the share purchase agreement, and therefore, pursuant to the terms of such agreement, TAT is not required to pay Chromalloy American LLC any earn out payment with respect to fiscal year 2016 revenues or for the accumulated revenue for the years 2016 and 2015, thus the remaining liability of $140 was reversed to other income.

NOTE 12 -      SHAREHOLDERS' EQUITY

a.
TAT's Ordinary shares confer upon their holders voting rights, the right to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of TAT.

b.	Stock option plans:

(1)
Following the approval of TAT's Audit Committee and Board of Directors, on June 28, 2012, the Company’s shareholders approved the 2012 stock option plan (the “2012 Plan”) to grant up to 380,000 options to purchase Ordinary shares, 0.9 NIS par value, of the Company to senior executives and certain members of the Board of Directors, at an exercise price as determined in the stock option plan. The option pool was increased in 2016 by 300,000 to an aggregate option pool of 680,000 options following the approvals of the Company's Audit Committee, Board of Directors and shareholders. In general, the Options vest over a period of 4 years as follows: 25% of the Options vest upon the lapse of 12 months following the date of grant and the remaining 75% vest on a quarterly basis over the remaining 3-year period. In addition, certain Options that were previously granted vest over a three-year period (one-third each year) and the vesting of 50% of such Options is subject, in addition, to certain minimum shareholders' equity during a period of 4 years from the grant date. The grant of options to Israeli employees under the Plan is subject to the terms stipulated by Sections 102 and 102A of the Israeli Income Tax Ordinance.  Each option grant is subject to the track chosen by the Company, either Section 102 or Section 102A of the Israeli Income Tax Ordinance, and pursuant to the terms thereof, the Company is not allowed to claim as an expense for tax purposes the amounts credited to employees as benefits, including amounts recorded as salary benefits in the Company’s accounts, in respect of options granted to employees under the Plan, with the exception of the work income benefit component, if any, determined on grant date.  For nonemployees and for non-Israeli employees, the share option plan is subject to Section 3(i) of the Israeli Income Tax Ordinance.

(2)
On March 19, 2014, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 195,000 Options, at an exercise price of $8.79 per share, to senior executives, which were granted on June 23, 2014 (which is also considered the grant date).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 -      SHAREHOLDERS' EQUITY (CONT)

b.	Stock option plans (cont):

(3)	On November 30, 2014, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 20,000 Options, at an exercise price of $7.34 per share, to senior executives.

(4)	On July 1, 2015, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 80,000 Options, at an exercise price of $7.15 per share, to senior executives.

(5)	On October 1, 2015, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 40,000 Options, at an exercise price of $7.15 per share, to senior executives.

(6)	On March 29, 2016, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 40,000 Options, at an exercise price of $7.63 per share, to senior executives.

(7)	On June 23, 2016, pursuant to the 2012 Plan, TAT’s Shares Holders meeting approved the grant of 100,000 Options, at an exercise price of $7.54 per share, to senior executives.

(8)	On November 3, 2016, pursuant to the 2012 Plan, TAT’s Shares Holders meeting approved the grant of 50,000 Options, at an exercise price of $7.34 per share, to the chairman of the board.

(9)	On December 28, 2016, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 60,000 Options, at an exercise price of $10 per share, to senior executives.

The fair value of the Company’s stock options granted under the 2012 plan for the years ended December 31, 2016, 2015 and 2014 was estimated using the following assumptions:

	2016	2015	2014

Expected stock price volatility	37.7% – 40.3%	35.07% – 38.97%	37.23% – 39.14%
Expected option life (in years)	3 – 5.5	3 – 4	2.87 – 4
Risk free interest rate	0.92% – 1.79%	0.92% – 1.39%	0.48% – 1.34%
Dividend yield	5%	5%	5% – 4.6%

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 -      SHAREHOLDERS' EQUITY (CONT)

b.	Stock option plans (cont.):

(10)	The following table is a summary of the activity of TAT's Stock Option plan:

	Year ended December 31,		Year ended December 31,		Year ended December 31,
	2016		2015		2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	277,500	$7.60	235,000	$8.28	145,000	$6.50
Granted	250,000	8.10	120,000	7.15	215,000	8.66
Forfeited	(177,400)	7.56	(77,500)	8.67	(40,000)	8.79
Exercised	(20,100)	6.50	-	-	(85,000)	6.50

Outstanding at the end of the year	330,000	$7.97	277,500	$7.60	235,000	$8.28

Exercisable options	20,000	$7.15	30,000	$6.50	20,000	$6.50

The weighted-average grant-date fair value of options granted was $1.42 in 2016, $1.25 in 2015 and $1.13 in 2014. The aggregate intrinsic value for the options outstanding as of December 31, 2016, 2015 and 2014 was $332, $27 and $0, respectively.

As of December 31, 2016 total unrecognized compensation cost was $306 and is expected to be recognized over a weighted-average period of 1.14 years.

c.	Dividends

(1)
On March 19, 2014, TAT’s Board declared a cash dividend in the total amount of $2 million (approximately NIS 6.9 million), or $0.22 per share (approximately NIS 0.76 per share), for all of the shareholders of TAT. The dividend was paid on May 7, 2014 to shareholders of record on April 21, 2014.

(2)
On June 28, 2016, TAT’s Board declared a cash dividend in the total amount of $3 million (approximately NIS 11.5 million), or $0.34 per share (approximately NIS 1.3 per share), for all of the shareholders of TAT. The dividend was paid on August 9, 2016 to shareholders of record on July 28, 2016.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -      EARNINGS PER SHARE (“EPS”)

Basic and diluted earnings per share are based on the weighted average number of ordinary shares outstanding. Diluted EPS is based on those shares used in basic EPS plus shares that would have been outstanding assuming issuance of ordinary shares for all dilutive potential ordinary shares outstanding.

	Year ended December 31,
	2016	2015	2014
Numerator for EPS:
Net income	$62	$5,849	$1,432
Denominator for EPS:
Weighted average shares outstanding – basic	8,828,444	8,808,344	8,805,495
Dilutive shares	2,320	2,345	21,047
Weighted average shares outstanding – diluted	8,830,764	8,810,689	8,826,542
EPS:
Basic and diluted	$0.01	$0.66	$0.16

Diluted income per share does not include 220,000, 295,000 and 175,000 options, for the years ended December 31, 2016, 2015 and 2014 respectively because the options are anti-dilutive.

Dilutive shares are calculated using the treasury stock method and include dilutive shares from share-based employee compensation plans.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -	TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Until December 31, 2010, TAT and Turbochrome has elected to participate in the alternative package of tax benefits for its approved and benefited enterprise under the law.

Pursuant to such Law, the income derived from those enterprises will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period.

In the event of distribution of a dividend from income which was tax exempt as above, the company would have to pay a regular corporate tax rate in respect of the amount distributed.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14-	TAXES ON INCOME (CONT)

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law") (cont.):

Under a recent amendment, announced in August 2013, beginning in 2014, dividends paid out of income attributed to a Preferred Enterprise will be subject to a withholding tax rate of 20% (instead of 15%). In addition, tax rates under the Preferred Enterprise were also raised effective as of January 1, 2014 to 9% in Zone A and 16% elsewhere (instead of the 6% and 12%, respectively).

TAT is located in an area in Israel that is designated as elsewhere and as such entitled to reduce tax rates of 15% during 2011-2012, 12.5% in 2013, and 16% in 2014, 2015 and 2016.

Turbochrome is located in an area in Israel that is designated as Zone A and as such entitled to reduce tax rates of 10% during 2011-2012, 7% in 2013, and 9% in 2014, 2015 and 2016.

The uniform tax rate for Development Zone A, as of January 1, 2017, is 7.5% (as part of changes enacted in Amendment 73).

b.	Corporate tax rate in Israel

The income of the Israeli companies is taxed in Israel at the regular corporate tax rates which were 26.5% for 2014 and 2015.

In January 2016, the Law for the Amendment of the Income Tax Ordinance (No.216) was published, enacting a reduction of corporate tax rate beginning in 2016 and thereafter, from 26.5% to 25%. In December 2016, additional legislation was enacted, reducing the corporate tax rate to 24% for 2017 and to 23% for 2018 and onwards. There is no impact on the financial statements of the Company as a result of the changes in the Israeli corporate tax rate.

Capital gain is subject to capital gain tax according to corporate tax rate in the year which the assets are sold.

c.	U.S. subsidiaries

U.S. subsidiaries are taxed based on federal and state tax laws. The statutory tax rate for 2016, 2015 and 2014 was 38%.

d.	Tax assessments

TAT’s income tax assessments are considered final through 2014.

Turbochrome income tax assessments are considered final through 2013.

Limco-Piedmont income tax assessments are considered final through 2012.

TAT-GAL which was incorporated in 2012 has not received final tax assessment yet.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -	TAXES ON INCOME (CONT)

e.       Income tax reconciliation:

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to taxes on income (tax benefit) as reported in the statements of income:

	Year ended December 31,
	2016	2015	2014
Income before taxes on income as reported in the statements of income	$3,982	$5,256	$2,525

Statutory tax rate in Israel	25%	26.5%	26.5%

Theoretical taxes on income	$996	$1,393	$669

Increase (decrease) in taxes on income resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	618	224	457
Reduced tax rate on income derived from "Preferred Enterprises" plans	75	146	156
Exempt income (Bargain purchase)	-	(1,281)	-
Earnings from foreign subsidiaries (1)	2,685	-	-
Valuation allowance	(40)	(75)	(100)
Tax in respect of prior years	(151)	(12)	(44)
Other adjustments	(200)	130	-
Permanent differences	(118)	119	222
Taxes on income as reported in the statements of income	$3,865	$644	$1,360

(1)
During 2016, the Company recorded an accrual that related to a tax liability due to actual distribution of earnings from foreign subsidiaries of the Company and due to the possibility of future distribution of earnings from such foreign subsidiaries.

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2016	2015	2014

Domestic (Israel)	$(650)	$3,840	$(1,659)
Foreign (United States)	4,632	1,416	4,184

	$3,982	$5,256	$2,525

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -      TAXES ON INCOME (CONT)

g.	Taxes on income (tax benefit) included in the statements of income:

	Year ended December 31,
	2016	2015	2014
Current:
Domestic (Israel)	$334	$225	$(94)
Foreign (United States)	1,792	452	237

	2,126	677	143
Deferred:
Domestic (Israel)	2,135	(170)	(36)
Foreign (United States)	(245)	149	1,297

	1,890	(21)	1,261
Previous years:
Foreign (United States)	(151)	(12)	(44)

	(151)	(12)	(44)

	$3,865	$644	$1,360

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -      TAXES ON INCOME (CONT)

h.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TAT's deferred tax liabilities and assets are as follows:

	December 31,
	2016	2015
Deferred tax assets (liabilities):
Provision for doubtful accounts	$102	$100
Unrealized gains	138	140
Provisions for employee benefits	476	300
Inventory	1,608	1,114
Goodwill and intangible assets	360	462
Tax credits carryforward	347	693
Capital and state tax losses carryforward	3,409	3,449
Net operating losses carryforward	817	553
Other	237	240
Deferred tax assets, before valuation allowance	$7,494	$7,051
Valuation allowance	(3,409)	(3,449)
Deferred tax assets, net	$4,085	$3,602

Property, plant and equipment and intangible assets	(2,643)	(2,473)
Earnings from foreign subsidiaries (1)	(2,259)	-
Other temporary differences deferred tax liabilities	(225)	(501)
Deferred tax liabilities	$(5,127)	$(2,974)

Net	$(1,042)	$628

(1)	During 2016, the Company recorded an accrual that related to a deferred tax liability due to the possibility of future distribution of earnings from foreign subsidiaries of the company.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -	TAXES ON INCOME (CONT)

h.	Deferred income taxes (cont.):

The following table summarizes the changes in the valuation allowance for deferred tax assets:

Balance, December 31, 2013	$3,306
Addition charged to expenses	268

Balance, December 31,2014	3,574
Deductions charged to expenses	(125)

Balance, December 31,2015	3,449
Deductions charged to expenses	(40)

Balance, December 31,2016	$3,409

Valuation allowance are mainly related to (i) U.S. subsidiary for which valuation allowance was provided in respect of deferred tax assets resulting from carryforward of State tax losses in the amount of $ 1,454. That amount is expected to expire gradually starting from 2024 and (ii) Capital losses attributed to the company in the amount of $ 1,495.

TAT does not intend to distribute tax-exempt earnings deriving from its Approved Enterprise aggregating approximately $1,746 as of December 31, 2016, and accordingly, no deferred tax liability has been established related to these earnings. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such profits (23%) and an income tax liability of up to approximately $402 would be incurred as of December 31, 2016.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	SEGMENT INFORMATION

a.	Segment Activities Disclosure:

TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary.

-
OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

-
MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

-
MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT's Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

-
TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps (see note 3). This operating segment started operating in 2015 with the Turbochrome acquisition. See note 3.

The Group’s chief operating decision-maker (CEO of the Company) evaluates performance, makes operating decisions and allocates resources based on financial data consistent with the presentation in the accompanying financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure:

The following financial information is the information that management uses for analyzing the segment results. The figures are presented in consolidated method as presented to management.

The following financial information is a summary of the operating income of each operational segment:

	Year ended December 31, 2016
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Other	Elimination of inter-company sales	Consolidated

Revenues
Sale of products and services	$23,515	$31,440	$31,630	$9,209	$-	$-	$95,794
Intersegment revenues	4,740	989	-	-	-	(5,729)	-
Total revenues	28,255	32,429	31,630	9,209		(5,729)	95,794

Cost of revenues	24,028	23,440	27,423	7,610	-	(5,744)	76,757
Gross profit	4,227	8,989	4,207	1,599	-	15	19,037

Research and development	758	210	29	143	-	-	1,140
Selling and marketing	1,544	1,105	792	435	-	-	3,876
General and administrative	2,539	2,915	3,473	1,096	-	-	10,023
Other expenses (income)	-	-	-	-	(138)	-	(138)
Operating income (loss)	$(614)	$4,759	$(87)	$(75)	$138	$15	$4,136

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -      SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont.)

	Year ended December 31, 2015
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Other	Elimination of inter-company sales	Consolidated

Revenues
Sale of products and services	$23,511	$30,526	$29,665	$1,905	$-	$-	$85,607
Intersegment revenues	3,840	475	-	-	-	(4,315)	-
Total revenues	27,351	31,001	29,665	1,905	-	(4,315)	85,607

Cost of revenues	23,887	22,541	28,474	1,485	-	(4,445)	71,942
Gross profit	3,464	8,460	1,191	420	-	130	13,665

Research and development	619	264	-	7	-	-	890
Selling and marketing	1,270	961	608	64	-	-	2,903
General and administrative	1,880	3,000	3,303	286	-	-	8,469
Other expenses	-	-	-	-	631	-	631
Gain on bargain purchase	-	-	-	-	(4,833)	-	(4,833)
Operating income (loss)	$(305)	$4,235	$(2,720)	$63	$(4,202)	$130	$5,605

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont.)

	Year ended December 31, 2014
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Elimination of inter-company sales	Consolidated

Revenues
Sale of products and services	$22,871	$30,121	$27,734	$-	$80,726
Intersegment revenues	5,314	229	-	(5,543)	-
Total revenues	28,185	30,350	27,734	(5,543)	80,726

Cost of revenues	23,249	23,101	23,502	(5,330)	64,522
Gross profit	4,936	7,249	4,232	(213)	16,204

Research and development	841	229	-	-	1,070
Selling and marketing	1,538	1,058	607	-	3,203
General and administrative	2,717	2,417	2,989	-	8,123
Other income	(11)	-	-	-	(11)
Operating income (loss)	$(149)	$3,545	$636	$(213)	$3,819

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	SEGMENT INFORMATION (CONT)

c.	The following financial information identifies the assets, depreciation and amortization, and capital expenditures to segments:

	Year ended December 31, 2016
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	28,885	34,729	27,246	11,616	9,500	111,976
Depreciation and amortization	1,199	898	542	997	-	3,636
Expenditure for segment assets	1,437	1,266	2,686	505	-	5,894
	Year ended December 31, 2015
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	29,440	28,400	24,170	11,635	15,938	109,583
Depreciation and amortization	1,127	789	669	196	-	2,781
Expenditure for segment assets	1,075	1,400	821	51	-	3,347

	Year ended December 31, 2014
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Amounts not allocated to segments	Consolidated

Depreciation and amortization	1,027	675	367	-	2,069
Expenditure for segment assets	1,126	810	539	-	2,475

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -	ENTITY-WIDE DISCLOSURE

a.	Total revenues - by geographical location were as follows:

	Year ended December 31,
	2016	2015	2014
	Total revenues	Total revenues	Total revenues
Sale of products
Israel	$5,005	$4,102	$4,807
United states	18,350	20,013	18,886
France	2,495	3,720	3,642
Other	4,581	3,504	4,028
	$30,431	$31,339	$31,363

	Year ended December 31,
	2016	2015	2014
	Total revenues	Total revenues	Total revenues
Sale of Services
Israel	$2,665	$814	$834
United states	39,596	32,738	31,267
Other	23,102	20,716	17,262
	$65,363	$54,268	$49,363

b.	Total long-lived assets - by geographical location were as follows:

	December 31,
	2016	2015

Israel	$12,349	$12,481
United states	8,949	6,453
Total	$21,298	$18,934

c.	Major Customers No single customer accounted for 10% or more of Group's total net revenue in any year presented.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -      SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS INFORMATION

	Warranty provision	Provision for doubtful Accounts

Balance, as of December 31, 2013	$229	$123
Additions	286	107
Deductions	(264)	(105)

Balance, as of December 31, 2014	251	125
Additions	294	206
Deductions	(221)	-

Balance, as of December 31, 2015	324	331

Additions	216	112
Deductions	(202)	(141)

Balance, as of December 31, 2016	$338	$302

 NOTE 18 - SUBSEQUENT EVENTS

On March 6, 2017, subsequent to the balance sheet date, TAT’s board of directors approved the grant of 30,000 options, at an exercise price of $8.9 per share, to senior executives.