Form 20-F
period 2017-12-31
TAT TECHNOLOGIES LTD
filed 2018-04-25
CIK 808439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

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

Ordinary Shares, par value NIS 0.90 per share…………… 8,848,028
(as of December 31, 2017)

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

Yes ☐ No ☒

ii

iii

INTRODUCTION

TAT Technologies Ltd. is a leading provider of solutions and services to the aerospace and defense industries, focused mainly on two product areas and services: Thermal Management and Power and Actuation. The Company operates four business segments: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) maintenance repair and overhaul (“MRO”) services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) overhaul and coating of jet engine components through its Turbochrome subsidiary.

TAT targets the commercial aerospace (serving a wide range of types and sizes of commercial and business jets), military aerospace and ground defense sectors. TAT has a global presence with over 500 customers worldwide, including tier one players in their respective markets such as Boeing, Embraer, Lockheed Martin, United Technologies, Pratt & Whitney (a division of United Technologies), the U.S. Armed Forces, and service centers of airlines such as KLM, Lufthansa and others. TAT enjoys a strong reputation among its customers for quality and service-oriented approach.

As a leading provider in its market, TAT’s business is supported by an extensive number of certifications, including from the American, European, British and Chinese civil aviation authorities, as well as leading manufactures such as Boeing and Honeywell International.

TAT employs over 600 people and operates in four locations: its largest facility and headquarters in Gedera, Israel (“Gedera”); Limco Airepair Inc. (“Limco”) in Tulsa, Oklahoma; Piedmont Aviation Component Services LLC (“Piedmont”) in Greensboro, North Carolina; and Turbochrome Ltd. (“Turbochrome”) in Kiryat Gat, Israel.

Through its Gedera facility, TAT is an OEM of a broad range of heat transfer solutions, air conditioning systems and other cooling systems used in mechanical and electronic systems on board military and commercial aircraft as well as in ground systems. The Gedera facility is also an OEM for a wide range of aviation accessories and provides limited MRO services for military and commercial customers, mainly for aviation accessories.

Through its Limco subsidiary, TAT provides MRO services for airlines, air cargo carriers, maintenance service centers and the military, primarily for heat transfer components. Limco is a repair station certified by the Federal Aviation Administration (“FAA”) and European Aviation Safety Agency ("EASA"). Limco is also an OEM of heat transfer solutions.

Through its Piedmont subsidiary, TAT provides MRO services for aviation components in the area of landing gears and APUs. Piedmont is an FAA-certified repair station and provides its services to airlines, air cargo carriers, maintenance service centers and, to a lesser extent, the military.

In October 2015, TAT acquired Turbochrome Ltd. (formerly, Chromalloy Israel Ltd.). Through its Turbochrome subsidiary, TAT provides MRO services in the area of jet engine overhaul, which includes the overhaul and coating of jet engine components such as turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps. Turbochrome is certified by the FAA and EASA.

In addition, TAT, through its Piedmont subsidiary, holds approximately 5% of the equity securities of First Aviation Services Inc.(“FAvS”).

On November 25, 2015, TAT signed an agreement with Russian-based Engineering Holding of Moscow (“Engineering”), to establish a new facility for the provision of MRO services for heat transfer components. The new company, TAT-Engineering LLC, is based in Novosibirsk’s Tolmachevo airport. 51% of TAT-Engineering LLC's shares are held by TAT and the remaining 49% are held by Engineering. The new entity was established in January 2016.

TAT’s ordinary shares are publicly traded on the NASDAQ Global Market (“NASDAQ”) under the symbol “TATT” and on the Tel Aviv Stock Exchange (“TASE”) under the symbol “TAT Tech”.  As used in this annual report, the terms “TAT”, “we,” “us,” and “our” mean TAT Technologies Ltd. and its subsidiaries, unless otherwise indicated.

TAT consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  Statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, our achievements, or industry results, to be materially different from any future results, performance, levels of activity, our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors.”

PART I

Item 1.          Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.          Offer Statistics and Expected Timetable

Not applicable.

Item 3.          Key Information

A.          Selected Financial Data

TAT’s selected historical information is derived from the audited consolidated financial statements of TAT as of December 31, 2017 and 2016 and for each of its fiscal years ended December 31, 2017, 2016 and 2015, which are included elsewhere in this annual report, and have been prepared in accordance with U.S. GAAP. The selected financial data as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and December 31, 2013 is derived from audited consolidated financial statements of TAT not included in this annual report, which have been prepared in accordance with U.S. GAAP.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Income Statement Data:

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands, except share and per share data)
Revenues:
Products	$36,053	$30,431	$31,339	$31,363	$34,364
Services	70,474	65,363	54,268	49,363	45,187
Total revenues	106,527	95,794	85,607	80,726	79,551
Cost of revenues:
Products	28,096	23,788	24,466	23,616	25,143
Services	57,987	52,969	47,476	40,906	36,600
Total cost of revenues	86,083	76,757	71,942	64,522	61,743
Gross profit	20,444	19,037	13,665	16,204	17,808
Operating expenses:
Research and development, net	731	1,140	890	1,070	713
Selling and marketing	4,974	3,876	2,903	3,203	3,150
General and administrative	9,409	10,023	8,469	8,123	8,668
Other expenses (income)	53	(138)	631	(11)	(20)
Gain on bargain purchase	-	-	(4,833)	-	-
	15,167	14,901	8,060	12,385	12,511
Operating income from continuing operations	5,277	4,136	5,605	3,819	5,297
Financial expenses, net	(338)	(154)	(349)	(1,294)	(50)
Income from continuing operations before taxes on income	4,939	3,982	5,256	2,525	5,247
Taxes on income	2,333	3,865	644	1,360	1,041
Income from continuing operations after taxes on income	2,606	117	4,612	1,165	4,206
Share in results of equity investment of affiliated companies	(210)	(55)	1,237	267	1,025
Net income from continuing operations	2,396	62	5,849	1,432	5,231
Net loss from discontinued operations, net of tax	-	-	-	-	(2,429)
Net income attributable to TAT Technologies’ shareholders	$2,396	$62	$5,849	$1,432	$2,802

Basic and diluted net income (loss) per share:
Net income from continuing operations per share attributable to controlling interest	0.27	0.01	0.66	0.16	0.60
Discontinued operations attributable to controlling interest	-	-	-	-	(0.28)
	$0.27	$0.01	$0.66	$0.16	$0.32
Weighted average number of shares used in computing:
Basic net income (loss) per share	8,848,028	8,828,444	8,808,344	8,805,495	8,799,237
Diluted net income (loss) per share	8,909,072	8,830,764	8,810,689	8,826,542	8,808,920
Cash dividend per share	$0.34	$0.34	$-	$0.23	$-

Balance Sheet Data:

	As of December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Working capital	$67,042	$66,683	$70,813	$70,775	$73,905
Total assets	111,995	111,977	109,583	99,176	108,951
Long-term liabilities, excluding current maturities	5,742	5,083	3,322	2,689	4,256
Shareholders’ equity	$88,574	$88,652	$91,424	$85,541	$85,640

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

Risks Related to Our Business and Our Industry

The aerospace industry is subject to significant regulation and oversight, and TAT and its subsidiaries may incur significant fines, penalties and costs if TAT and its subsidiaries do not comply with these regulations.

The aerospace industry is highly regulated in the United States and elsewhere. To manufacture, sell and service parts used in aircrafts, TAT and its subsidiaries must be certified or accepted by the FAA, EASA, the United States Department of Defense and comparable agencies in other countries and by leading original equipment manufacturers (“OEMs”). If any of our material certifications, authorizations or approvals are revoked or suspended, then the operations of TAT or its subsidiaries, as the case may be, will be significantly curtailed and TAT and its subsidiaries could be subjected to significant fines and penalties. In the future, new and more demanding government regulations may be adopted or industry oversight may be increased. TAT and its subsidiaries may have to incur significant additional costs to achieve compliance with new regulations or to reacquire a revoked or suspended license or approval, which could materially reduce profitability.

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

(ii)	Manufacturers based in Europe such as I.M.I. Marston Ltd., a subsidiary of Hamilton Sundstrand, Safran and Liebherr-Aerospace Toulouse S.A.; and

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

TAT’s major competitors in the area of MRO services for heat transfer components are the service divisions of OEMs, including Honeywell-Lori, Honeywell Secan, Honeywell Singapore, Hamilton Malaysia, Hamilton Maastricht, and Liebherr Aerospace Saline, in addition to the in-house maintenance services of various commercial airlines and other independent service providers, including Triumph Accessory Services, Drake Air – Ametek, American Cooler Service, Lufthansa Technik and Elite Aerospace. :

TAT’s major competitors in the area of MRO services for aviation components, landing gears and APUs, are the service divisions of OEMs, the in-house maintenance services of various commercial airlines and other independent service providers, including Standard Aero Group Inc., Aerotech International Inc., Honeywell International, AAR Corp., Messier-Bugatti-Dowty, Hawker Pacific and APRO.

TAT’s major competitors in the area of overhaul and coating of jet engine components are the service divisions of OEMs, the in-house maintenance services of various commercial airlines and other independent service providers, including Safran, General Electric, GKN, PAS, MCT Japan and others. With respect to coating materials, TAT's major competitors are APV Coatings, Praxair, Saint-Gobain and others.

Competition in the MRO market is based on price, quality, engineering solutions, breadth of services, and the ability to perform repairs and overhauls rapidly. A number of our competitors have inherent competitive advantages. For example, we compete with the service divisions of large OEMs which are able to derive significant brand recognition from their OEM manufacturing activities. We also compete with the in-house service divisions of large commercial airlines where there is a strong incentive for an airline to fully-utilize the services of its maintenance employees and facilities.

Further, TAT’s competitors may have additional competitive advantages, such as:

• The ability to adapt faster to changes in customer requirements and industry conditions or trends;
• Greater access to capital;
• Stronger relationships with customers and suppliers;
• Greater name recognition;
• Access to superior technology and greater marketing resources;
• The ability to offer complete systems in addition to components; and
• The ability to bundle heat transfer components and solutions and other aircraft components.

If TAT is unable to overcome these competitive disadvantages, then TAT’s business, financial condition and results of operations would be adversely affected.

TAT derives a material share of its revenues from few major customers. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

Five customers accounted for approximately 19.7%, 20.2% and 20.1% of TAT’s revenues for the years ended December 31, 2017, 2016 and 2015, respectively. TAT’s major customers may not maintain the same volume of business with TAT in the future. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

A part of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments and are subject to special risks. A loss of all, or a major portion, of these revenues from government contracts could have a material adverse effect on TAT’s operations.

A portion of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments accounted for approximately 5.4%, 6.9% and 5.5% of TAT’s revenues on a consolidated basis for the years ended December 31, 2017, 2016 and 2015, respectively.

Business with the U.S. and Israeli governments, as well as with the governments of other countries, is subject to unique risks which do not exist when doing business with other private parties. These risks include the ability of the governmental authorities to unilaterally:

• Suspend TAT or any of its subsidiaries from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;
.	• Terminate existing contracts, with or without cause, at any time;
• Condition the receipt of new contracts on conditions which are beyond the control of TAT;
• Reduce the value of existing contracts;
• Audit the contract-related costs and fees of TAT and its subsidiaries, including allocated indirect costs; and
• Control or prohibit the export of products of TAT and its subsidiaries.

Also, military and defense budget cuts may result in reduced demand for the products and manufacturing services of TAT and its subsidiaries. Smaller budgets could result in reduction in the business revenues of TAT and its subsidiaries.

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

TAT may face significant risks in the management of its inventory, while failure to effectively manage its inventory levels may result in supply imbalances that could harm its business

We maintain an inventory of exchangeable units of heat transfer solutions, aviation accessories, aviation components, APUs, landing gears, engine blades and coating materials and other spare parts related to our products and services in various locations, including with third party logistics providers. Due to the long lead time of our suppliers and manufacturing cycles, we need to forecast demand and commit significant resources towards these inventories. As such, we are subject to significant risks in managing the inventory needs of our business, including estimates of the appropriate demand across our products. Should actual market conditions differ from our estimates, our future results of operations could be materially adversely affected. In the future, we may be required to record write-downs of finished products and materials on-hand as a result of future changes in our sales forecasts.

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

In the years ending December 31, 2017, 2016 and 2015, approximately 91%, 92% and 94% of TAT’s sales, respectively, resulted from TAT’s operations out of Israel. This revenue concentration is subject to various risks, including:

• Governmental embargoes or foreign trade restrictions;
• Changes in U.S. and foreign governmental regulations;
• Changes in foreign exchange rates;
• Tariffs;
• Other trade barriers;
• Political, economic and social instability; and
.	• Difficulties collecting accounts receivable.

Accordingly, TAT and its subsidiaries may encounter significant difficulties in connection with the sale of their products in international markets.

TAT may engage in future acquisitions that could dilute TAT’s shareholders’ equity and harm TAT’s business, results of operations and financial condition.

TAT has pursued, and will continue to pursue, growth opportunities through organic growth as well as acquisition of businesses, products and technologies. For example, in October 2015, TAT completed the acquisition of Turbochrome for approximately $3.5 million, and an additional earn-out payment of $ 0.5 million during 2016.

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
• Diversion of management’s attention from other business activities and concerns;
• Contractual disputes;
• Risks of entering geographic and business markets in which TAT has no or only limited prior experience; and
• Potential loss of key employees of acquired organizations.

Our strategic partnerships and relationships carry inherent business risks.

We may participate in strategic partnerships and joint ventures in a number of countries. For example, in November 2015, we signed a joint venture agreement with Russian-based Engineering, to establish a new facility for the provision of MRO services for heat transfer components in Russia and the Commonwealth of Independent States (“CIS”) . The new company, TAT-Engineering LLC, is based in Novosibirsk’s Tolmachevo airport.

Our actions with respect to these affiliated companies may be restricted to some degree by shareholder agreements entered into with our strategic partners. Our business, financial condition, results of operations and prospects may be materially harmed if disagreements develop with our partners. Our ability to withdraw funds and dividends from these entities may depend on the consent of partners. If one of our strategic partners becomes subject to investigation, sanctions or liability, TAT might be adversely affected. Furthermore, strategic partnerships in emerging markets are accompanied by risks inherent to those markets, such as an increased probability of a partner defaulting on obligations or losing a partner with important insights in that region. Strategic partnerships in emerging markets are subject to greater risks than strategic partnerships in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in currencies. For example, the value of the Russian currency, has declined significantly in response to political and economic issues since December 31, 2013, and may continue to decline. The significant depreciation of the Russian ruble against the U.S. dollar may negatively impact our results of operations related to our joint venture in Russia.

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

TAT has entered into multi-year, fixed-price contracts with some of its MRO and OEM customers. Pursuant to these contracts, TAT realizes all the benefits or costs resulting from any increases or decreases in the cost of providing services and products to these customers. Several of TAT’s contracts do not allow TAT to recover for increases in raw material prices, taxes or labor costs, while other contracts may permit, to a limited extent, periodic price adjustments. Any increase in these costs could increase the cost of operating our business and reduce our profitability. Factors such as inaccurate pricing and increases in the cost of labor, materials or overhead may result in cost over-runs and losses on those agreements. TAT may not succeed in obtaining customer approval to re-price a particular product and may not be able to recoup previous losses resulting from incomplete or inaccurate engineering data. In addition, as costs increase, TAT may not be able to pass on such increased costs to other customers. This could materially impact TAT’s profitability.

TAT depends on its key executives; it may not be able to hire and retain additional key employees or successfully integrate new members of its team; the loss of key employees could have a material adverse effect on TAT’s business.

TAT’s success depends to a large extent on the experience and expertise of its senior management. Any member of TAT’s senior management may choose to end his or her employment with TAT and seek employment with others for any reason. The loss of the expertise of TAT’s senior management through death, disability or an employee’s decision to end his or her employment could have a material and adverse effect on our business, financial condition and results of operations. TAT is not the beneficiary of life or disability insurance covering any of its senior management, key employees or other personnel.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on TAT and its executives and directors. TAT’s efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) governing internal controls and procedures for financial reporting have resulted in increased general and administrative expenses and a diversion of management time and attention. TAT expects these efforts to require the continued commitment of significant resources. TAT may identify material weaknesses or significant deficiencies in its assessments of its internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on TAT’s operating results, investor confidence in TAT’s reported financial information and the market price of TAT’s ordinary shares. Our independent registered public accounting firm is not required to and has not performed an audit of our internal controls over financial reporting as of December 31, 2017.

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

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber attacks, which may compromise our systems and lead to data leakage either internally or at our third-party providers. Both data that has been inputted into our main IT platform, which covers records of transactions, financial data and other data reflected in our results of operations, as well as data related to our proprietary rights (such as research and development, and other intellectual property-related data), are subject to material cyber security risks. To date, we are not aware that we have experienced any loss of, or disruption to, material information as a result of any such malware or cyber attack.

TAT’s activity in Israel may be adversely affected by a change in the exchange rate of the NIS against the dollar. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on TAT’s profitability and period to period comparisons of TAT’s results.

TAT’s financial statements are stated in dollars, while a portion of TAT’s expenses in Israel, primarily labor expenses, are incurred in NIS and a portion of its revenues are quoted in NIS and in Euro. Additionally, certain assets, as well as a portion of TAT’s liabilities, are denominated in NIS. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on TAT’s profitability and period to period comparisons of TAT’s results. TAT’s results may be adversely affected by the devaluation of the NIS in relation to the dollar (or if such devaluation is on a lagging basis), if TAT’s revenues in NIS are higher than TAT’s expenses in NIS and/or  the value of TAT’s assets in NIS are higher than TAT’s liabilities in NIS. Alternatively, TAT’s results may be adversely affected by an appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if TAT’s expenses in NIS are higher than TAT’s revenues in NIS and/or TAT’s liabilities in NIS are higher than TAT’s assets in NIS. From time to time, we enter into hedging transactions to attempt to limit the impact of foreign currency fluctuations. However, the protection provided by such hedging transactions may be partial and leave certain exchange rate-related losses and risks uncovered. Therefore, our business and profitability may be harmed by such exchange rate fluctuations.

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
• Additions or departures of key personnel;
• Future sales of TAT’s ordinary shares (by our controlling shareholders or others);
• De-listing of TAT’s shares from NASDAQ and/or from the TASE;
.	• Stock market price and volume fluctuation;
• Legal proceedings against TAT’s controlling shareholders; and
• Regulatory actions by securities authorities which impacts TAT’s interaction with securities analysts and institutional investors.

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

TAT’s principal shareholders, FIMI Israel Opportunity FIVE, Limited Partnership and FIMI Opportunity V, L.P. (“FIMI” or the “FIMI Funds”), beneficially own together 59.4% of TAT’s outstanding shares. If FIMI sells a substantial number of TAT’s ordinary shares or if the perception exists that FIMI may sell a substantial number of TAT’s ordinary shares, the market price of TAT’s ordinary shares may fall. Any substantial sales of TAT’s shares in the public market may also impede our ability to sell equity or equity-related securities in the future at a time, in a place and on terms TAT deems appropriate.

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

Furthermore, there are a number of countries, primarily Arab and Muslim countries, that restrict or frown upon business with Israel or Israeli companies, and TAT is precluded from marketing its products to these countries. Restrictive laws or policies directed towards Israel or Israeli companies may have an adverse impact on TAT’s operations, TAT’s financial results or the expansion of TAT’s business.

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

TAT is incorporated in Israel and the majority of TAT’s executive officers and directors reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, many of TAT’s assets and most of the assets of TAT’s executive officers and directors are located outside the United States. Therefore, a judgment obtained against TAT or certain of its executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of U.S. courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those and similar acts.

As a foreign private issuer whose shares are listed on NASDAQ, TAT may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on NASDAQ, TAT is permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. For example, Israel’s corporate governance or laws require that TAT obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of TAT, certain transactions other than a public offering involving issuances of a 20% or more interest in TAT and certain acquisitions of the stock or assets of another company, which are not required by NASDAQ.

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

In 2005, Limco acquired Piedmont, a company certified by the FAA to perform MRO services of APUs and landing gears. Located in Greensboro, North Carolina, Piedmont’s FAA-certified repair station provides MRO services for airlines, air cargo carriers, maintenance service centers and the military, especially for landing gears and APUs.

In July 2007, Limco-Piedmont completed an initial public offering of its common stock and Limco-Piedmont’s shares were listed on the NASDAQ Global Market (symbol: LIMC) until July 2, 2009, when TAT acquired all of the publicly held shares of Limco-Piedmont (approximately 32% of Limco-Piedmont’s total shares) in a stock for stock merger. As a result of such merger, Limco-Piedmont again became a wholly-owned subsidiary of TAT.

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

On March 11, 2015, Piedmont sold 237,932 shares of Class B common stock of FAvS representing 23.18% of FAvS' share capital and its entire holdings (16,253) of FAvS' Series A preferred stock for an insignificant amount. As of the date of this report OR as of December 31, 2017, TAT owns approximately 5% of FAvS’ share capital following the transaction.

In October 2015, TAT acquired Turbochrome, a company certified by the FAA and EASA to perform overhaul and coating of jet engine components, including turbine vanes and blades and fan blades.

In November 2015, TAT entered into an agreement with Engineering to establish a new MRO facility in Russia. The new company, TAT-Engineering LLC, is based in Novosibirsk’s Tolmachevo airport and is providing services of minor repair, overhaul and recore for heat transfer components in Russia and the CIS. According to the joint venture agreement, TAT owns 51% of TAT-Engineering's shares and the remaining 49% are held by Engineering.

A.          Business Overview

Overview

TAT Technologies Ltd. is a leading provider of solutions and services to the commercial and military aerospace and ground defense industries focused mainly on two product areas and services: Thermal Management and Power and Actuation. TAT operates under four segments: (i) OEM of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) overhaul and coating of jet engine components through its Turbochrome subsidiary.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories through its Gedera facility primarily include the design, development and manufacture of (i) a broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

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

TAT’s activities in the area of jet engine overhaul through its Turbochrome facility includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

OEM of Heat Transfer Solutions and Aviation Accessories (Gedera)

TAT is an OEM of heat transfer solutions and aviation accessories to the commercial and military aerospace and ground defense industries, primarily through its Gedera facility. The main OEM activity at our Gedera facility is the design and manufacture of a comprehensive line of heat exchangers and cold plates. Heat transfer solutions facilitate removal and dissipation of heat generated during the operation of mechanical and electronic systems. Gedera’s heat transfer solutions are generally integrated into complete cooling systems. Using proprietary technological expertise, we design each heat transfer product to meet the specific space, power, performance and other needs of our customers. Gedera’s heat transfer solutions are marketed worldwide for applications in commercial and military aircraft and electronic systems, the primary users of such equipment. Gedera’s customers include, Liebherr-Aerospace Toulouse S.A. (“Liebherr”), Boeing Aircraft Company (“Boeing”), Israel Aerospace Industries, (“IAI”), Cessna Aircraft Company (“Cessna”), Pilatus Aircraft Ltd (“Pilatus”), Embraer Empresa Brasileira de Aeronáutica S.A. (“Embraer”), Eaton Aerospace LLC (“Eaton”), Parker Hannifin Corporation (“Parker”), Bell Helicopter, as well as the U.S. Air Force, U.S. Army, and U.S. Navy and other air forces from around the world. Such supply contracts are generally long-term engagements that may have terms of ten years or more.

As part of its OEM activities, Gedera is also engaged in the design, development and manufacture of complete cooling systems. This product line principally includes cooling systems for electronic systems (used in airborne military platforms) and ground cooling systems (used in military facilities, tents, vehicles and other military applications).

In addition, Gedera designs, develops and manufactures aviation flow control accessories. These accessories include components, such as valves and pumps. Customers for Gedera’s aviation accessories include Lockheed Martin Corporation (“Lockheed Martin”), Boeing, Continental Motors (“Continental”), the Israel Air Force (“IAF”), IAI, Elbit Systems (“Elbit”), Rafael Advanced Defense Systems (“Rafael”), as well as the U.S. Air Force and U.S. Navy and other air forces from around the world.

Gedera also provides limited MRO services to military customers, mainly for aviation accessories as well as for certain heat transfer solutions. Gedera currently overhauls emergency power units, hydrazine tanks, jet fuel starters, cooling turbines and various valves for the F-16 fighter aircraft. In addition, Gedera overhauls anti-icing valves and starters for the Blackhawk and Apache helicopters. The customers for Gedera’s MRO services include the IAF, IAI, various NATO countries, as well as the U.S. Air Force, U.S. Army and U.S. Navy.

Gedera relies on highly qualified personnel and strong engineering, development and manufacturing capabilities that enable it to support its customers from the early program development phase to prototype delivery.

TAT estimates the size of the markets in which Gedera operates to be significant based on the scope of development projects and purchasing processes of its customers. Many of the projects Gedera is engaged in are lengthy and complex, which account for its long-term supplier relationships and the customer loyalty it enjoys. TAT plans to expand its Gedera operations in the OEM segment, among other things, by increasing the scope of work with its existing strategic customers, establishing relationships with new customers, increasing its capabilities in complete systems/subsystems manufacturing, and by targeting strategic territories with high commercial potential.

MRO Services for Heat Transfer Components and OEM of Heat Transfer Solutions (Limco)

Through its Limco subsidiary TAT provides MRO services and OEM services to the aerospace and ground defense industries in the field of heat transfer. Limco’s FAA-certified repair station provides aircraft component MRO services for airlines, OEMs, air cargo carriers, maintenance service centers and the military. Limco is also certified by the EASA, the Civil Aviation Administration of Thailand (“DCA”), the Civil Aviation Administration of Indonesia (“DGCA”), and the Civil Aviation Administration of China (“CAAC”). Limco has also recently attained NADCAP certification for dye penetrant testing. Limco specializes in MRO services for components of aircraft, such as heat transfer components and ozone converters. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft heat transfer components typically require MRO services, including repairs and installation of replacement units, after three to five years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period. Limco’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Limco’s customers include major U.S. domestic and international airlines, air cargo carriers, maintenance service centers, OEMs such as commercial and military aircraft manufacturers and defense contractors, and the U.S. Armed Forces (Army, Air Force, Navy and Coast Guard). MRO contracts with these types of customers are generally long-term engagements and may have terms of one to five years or more.

Limco enjoys a strong reputation among customers for its competitive pricing and fast turnaround time. It is recognized by leading OEMs of aerospace products to provide MRO services for their heat transfer solutions. For example, Limco is a well-recognized UTC Aerospace Systems (Hamilton Sundstrand) repair center, providing MRO services for many of its heat transfer solutions.

In addition to its MRO services, Limco also manufactures, on an OEM basis, heat transfer solutions used in commercial, regional, business and military aviation platforms. Customers for Limco’s heat transfer solutions include Boeing, the Defense Supply Center, Parker Hannifin, Raytheon Company (“Raytheon”), BAE Systems, Bell Helicopter, Triumph Aerostructures, Vought Aircraft Division, Cobham plc, Northrop Grumman Corporation and Gulfstream Aerospace Corporation.

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

MRO Services for Aviation Components (Piedmont)

Through its subsidiary Piedmont, TAT provides MRO services for aviation components to the aerospace industry. Piedmont’s FAA- and EASA-certified repair station provides aircraft component MRO services for commercial airlines, business jets, air cargo carriers, maintenance service providers as well as governments and military forces worldwide. Piedmont specializes in MRO services for aircraft components, including APUs and landing gears. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft components typically require MRO services, including repairs and installation of replacement units, after three to ten years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years. Warranty claims are generally the responsibility of the OEM during the warranty period.  Piedmont’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Piedmont’s customers include U.S. domestic and international airlines, air cargo carriers and maintenance service providers. MRO contracts with these types of customers are generally long-term engagements that may have terms of one to ten years or more.

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

Overhaul and Coating of Jet Engine Components (Turbochrome)

Through its subsidiary Turbochrome, TAT provides MRO services for jet engine components to the aerospace industry. Turbochrome’s FAA- and EASA-certified repair station provides its services mainly to maintenance service centers, airlines and the military. Turbochrome specializes in MRO services for engine components such as turbine vanes and blades, compressor vanes and blades, fan blades and after burner flaps. Generally, manufacturer specifications, government regulations and military maintenance regimens require that engine components undergo MRO servicing at regular intervals or as necessary. Commercial engine components typically require MRO services after three to five years of service or sooner if required. Engine manufacturers typically provide warranties on new engines and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period.  Turbochrome’s business opportunity usually begins upon the conclusion of the warranty period for these components. Turbochrome’s customers include domestic and international airlines, maintenance service centers and the military.

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

TAT-Engineering LLC

In November 2015, we signed an agreement with Russian-based Engineering Holdings Ltd of Moscow (“Engineering”), to establish a new facility for the provision of MRO services for heat transfer components. The new company, TAT-Engineering LLC, is based in Novosibirsk’s Tolmachevo airport. The new entity was established in January 2016 and is currently operating under EASA certification.  Current efforts are focused on securing EASA high-level repair approvals, certification from the FAA, as well as marketing initiatives targeting the major Russian and CIS airlines and maintenance stations.

Business Strategy

TAT aims to be the trusted partner to its strategic customers, delivering differentiated products and services in selected, high barrier-to-entry, markets.  This will enable TAT to develop the long-term high-value relationships it strives to have with its customers to effectively complete and continue grow business and improve profitability. Currently, TAT’s focus is on two main markets: thermal management solutions and services and Power and Actuation solutions and services.
Execution of TAT’s strategy is based on the following principles:

•
Enhancing OEM capabilities — capitalizing on our technical expertise, experience and reputation in the market of heat transfer solutions to expand the scope of our OEM offerings to new aircrafts or to new platforms in the existing aircrafts.

•
Expand the scope of MRO services — leveraging our technical expertise, engineering resources and facilities to broaden MRO services to additional types of aircraft and additional aircraft systems, subsystems and components while developing the required technical expertise to provide these additional MRO services.

•
Increasing market share — continuing aggressive marketing efforts to win new customers as well as to expand activities with existing customers, partly by focusing on cross selling opportunities between our different businesses. As part of our efforts, we also intend to expand our marketing presence in existing territories, like the United States and Western Europe as well as new territories, where TAT currently has a smaller presence and fewer customers, such as Eastern Europe, Latin America and Asia.

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

MRO Services for Heat Transfer Components and OEM of Heat Transfer Solutions

MRO Services for Heat Transfer Components

Through its Limco subsidiary in the U.S., TAT provides MRO services for heat transfer components. The demand for MRO services is driven by the size and age of the aircraft fleet, aircraft utilization and regulations set OR promulgated by the FAA and other governmental authorities.

Due to the increased maintenance costs of their aging fleets many carriers are seeking ways to reduce costs, minimize down-time, increase aircraft reliability and extend time between overhauls. One way to accomplish this goal is through the outsourcing of more of their maintenance and support functions to reliable third parties. Furthermore, we believe that commercial carriers making the decision to outsource their MRO requirements are searching for MRO service providers with a wide-range of service capabilities. Such MRO service providers allow the carriers to concentrate their outsourcing of MRO services to a select group of third party providers. The global military aircraft fleet also presents similar opportunities for MRO service providers. We believe that an aging military fleet and the increased use of upgrade programs aimed at extending the useful life of military aircraft will provide continued MRO growth opportunities.

Limco specializes in the repair and overhaul of heat transfer components. These components include heat exchangers, oil coolers, pre-coolers, re-heaters, condensers, water separators, fuel heaters, evaporators and ozone converters.

Limco is continually expanding its MRO capabilities based on market need and/or customer request. Limco’s capabilities include heat transfer components used in aircraft and systems manufactured by Airbus, Boeing, Bombardier, Cessna, Embraer, Lockheed Martin, Fokker, Liebherr-Aerospace, UTC Aerospace Systems, Honeywell Aerospace and others.

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

Limco offers different OR various MRO services for heat transfer components. If the damage is significant, Limco will remanufacture the unit, which generally entails replacing the core matrix of the damaged or old heat transfer component in lieu of replacing the entire unit with a new one. Limco designs and develops these customized remanufactured units as a cost-effective alternative to new part replacement. In the event of less severe damage, Limco will either overhaul or repair the unit as necessary. Re-manufactured units carry warranties which are equal or better than those provided to new units.

OEM Authorizations and Licenses

Limco believes that establishing and maintaining relationships with OEMs of aircraft systems and components is an important factor in achieving sustainable success as an independent MRO service provider. OEMs grant independent MRO service providers authorization to perform repair and overhaul services on their behalf. OEMs generally grant very few authorizations and maintain tight controls over their authorized MRO service providers in order to maintain high quality of service to their customers. Obtaining OEM authorization requires sophisticated technological capabilities, experience-based industry knowledge and substantial capital investment. Furthermore, Limco believes that service providers that have OEM authorization gain a competitive advantage as they typically receive discounts on parts, technical information and OEM warranty support. Limco is an independent MRO service provider that is a well-recognized repair center of UTC Aerospace Systems (Hamilton Sundstrand), one of the largest heat transfer solutions manufacturers in North America OR in the United States.

OEM of Heat Transfer Solutions

In addition to its MRO services, Limco also acts as an OEM manufacturer of heat transfer solutions used mainly in military aircraft and other ground applications and to a lesser extent, in commercial, regional and business aircraft. Limco specializes in the design and manufacture of highly efficient heat transfer solutions, which are designed to meet stringent constraints such as size, weight and applicable environmental conditions. These units include heat exchangers, oil coolers, precoolers, reheaters, condensers, fuel heaters and evaporators.

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

Due to increased maintenance costs of their aging fleets many carriers are seeking ways to reduce costs, minimize down-time, increase aircraft reliability and extend time between overhauls. One way to accomplish this goal is through the outsourcing of more of their maintenance and support functions to reliable third parties. Furthermore, we also believe that commercial carriers making the decision to outsource their MRO requirements are searching for MRO service providers that offer a wide-range of service capabilities. These MRO service providers allow the carriers to concentrate their outsourcing of MRO services to a select group of third party providers. The global military aircraft fleet also presents similar opportunities for MRO service providers. We believe that an aging military fleet and the increased use of upgrade programs aimed at extending the useful life of aircrafts will provide continued MRO growth opportunities.

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

Piedmont performs MRO services at its repair station in Greensboro, North Carolina, which is licensed by the FAA and EASA. Piedmont specializes in providing comprehensive repair and overhaul services for APU models manufactured by both Honeywell and Hamilton Sundstrand, two leading OEMs in the United States. In addition, Piedmont provides full repair, overhaul, machining, plating and grinding services for landing gear systems for commercial and military aircraft. Piedmont has a long history in providing landing gear MRO services for regional airliners, including aircraft manufactured by Bombardier (CRJ 100/200/Dash8), the French-Italian ATR (42/72), Gulfstream (G4), Lockheed martin (P3/C130) and the Brazilian Embraer (E170/E190).

OEM Authorizations and Licenses

Piedmont believes that establishing and maintaining relationships with OEMs of aircraft systems and components is an important factor in achieving sustainable success as an independent MRO service provider. OEMs grant independent MRO service providers authorizations or licenses to perform repair and overhaul services on the equipment they manufacture. OEMs generally grant few authorizations or licenses and maintain tight controls over their authorized and licensed MRO service providers, in order to maintain high quality of service to their customers. Obtaining OEM authorizations requires sophisticated technological capabilities, experience-based industry knowledge and substantial capital investment. Piedmont believes that service providers that have OEM authorizations and licenses gain a competitive advantage as they typically receive discounts on parts, technical information, OEM warranty support and use of the OEM name in marketing. Piedmont is an authorized repair station licensed by Honeywell, the largest manufacturer of APUs, for several of its APU models.

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

Overhaul and Coating of Jet Engine Components

Through its subsidiary, Turbochrome, TAT provides MRO services for jet engine components to the aerospace industry. Turbochrome’s FAA- and EASA-certified repair station provides its services mainly to maintenance service centers, airlines and the military. Turbochrome specializes in MRO services for engine components such as turbine vanes and blades, compressor vanes and blades, fan blades and after burner flaps. Generally, manufacturer specifications, government regulations and military maintenance regimens require that engine components undergo MRO servicing at regular intervals or as necessary. Commercial engine components typically require MRO services after three to five years of service or sooner if required. Engine manufacturers typically provide warranties on new engines and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Engine manufacturers may also offer extended warranty agreements for 10 to 15 years for the engines. Warranty claims are generally the responsibility of the OEM during the warranty period.  Turbochrome’s business opportunity usually begins upon the conclusion of the warranty period for these components. Turbochrome offers its customers DER (Designated Engineering Representatives) and DOA (Design Organization Approval) repairs approved by the FAA and EASA. Turbochrome’s customers include U.S. domestic and international airlines, maintenance service centers and the military.

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

Customers

General

TAT targets a broad range of customers within the commercial and military aerospace and ground defense industries. Our customers include commercial manufacturers of military equipment, commercial airlines, aircraft manufacturers, military forces, the defense industry, and other manufacturers of electronic systems, aviation units and machinery in the United States, Europe, CIS, Asia, Latin America and Israel. During 2017, TAT had revenues generated by more than 500 customers worldwide.

Major Customers

OEM Customers

TAT, primarily through its Gedera facility, sells its OEM solutions and systems to commercial and military aircraft manufacturers and defense contractors and to the U.S. and Israeli governments.

Partial lists of OEM customers are set in the following table:

Aircraft manufacturers	Boeing, Cessna, Pilatus, Embraer, Lockheed Martin, Honda Aircraft, Cirrus, IAI, Parker.
System manufacturers/integrators and defense contractors	Liebherr, Wuhan Hangda, Thales, Rafael, Elbit, IAI, Lockheed Martin, Eaton Aerospace, Parker Hannifin Corporation, Safran (Snecma).

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

TAT’s partial list of MRO customers is set forth in the following table:

U.S. Domestic and international airlines and air cargo carriers
Air France-KLM, FedEx, SAS, Swiss, EL AL, Delta Airlines, United, Air Canada Jazz, Republic Airways, Expressjet, DHL, Austrian Airlines, TAM, Thai, Korean Air, Air India, FedEx, Swiftair, Allegiant Air, Empire Airlines, Mountain Air Cargo, Alliance Airlines.

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

Governments and military air forces	U.S. Army, U.S. Air Force and U.S. Navy; Israeli Ministry of Defense, IAF; Belgium Air Force, Polish Air Force, Portuguese Air Force

Military Contracts

Sales to the U.S. government, our largest government customer, accounted for approximately 4.7% of TAT’s revenues for the year ended December 31, 2017, approximately 5.6% of our revenues for the year ended December 31, 2016 and approximately 4.9% of our revenues for the year ended December 31, 2015.

Many of TAT’s military contracts are awarded on a competitive basis based on technical merit, personnel qualifications, experience and price. TAT also receives some contract awards involving special technical capabilities on a negotiated, noncompetitive basis due to TAT’s technical capabilities.

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

The vast majority of the governmental contracts to which TAT is party to are fixed-price contracts, some of which contain fixed-price escalation mechanism. Under these contracts, TAT agrees to perform specific work for a fixed price and, accordingly, realizes the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. The allowable government contract costs and fees of TAT are subject to audit and may result in non-reimbursement of some contract costs and fees. While governments reserve the right to conduct further audits, audits conducted for periods through fiscal year 2017 have resulted in no material cost recovery disallowances for TAT.

TAT’s eligibility to perform under its government contracts requires us to maintain adequate security measures. TAT has implemented security procedures that it believes adequately satisfies the requirements of its current government contracts.

Backlog and Long-Term Agreements

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

As of December 31, 2017, our backlog included: (i) outstanding purchase orders representing an aggregate amount of $32.5 million, and (ii) sales that we expect to generate from long-term agreements (the longest of which is until 2032) for which we have not yet received actual purchase orders in an aggregate amount of $222 million.

Product and Service Warranties

TAT provides warranties for its products and services ranging from one to three years, depending on the nature of the specific product. To date, TAT’s warranty costs have not been substantial. As of December 31, 2017, the combined warranty reserve for TAT was $0.3 million.

Competitive Environment

OEM of Heat Transfer Solutions and Aviation Accessories

The aerospace and defense OEM industries in general and specifically, the commercial and military aviation markets, are characterized by intense competition and the need to constantly be in the forefront of technological innovations in order to be able to offer technologically-advanced and attractive products. Competition in these OEM markets is also based on price, quality and on time delivery. TAT estimates the market size of heat transfer solutions to be significant based on the scope of development projects and purchasing processes of the potential customers. TAT estimates that there is a small number of competing suppliers in the aerospace and defense OEM markets due to the high barriers to entry to these markets, which include the need for highly qualified and trained personnel, technologically advanced facilities and the need to obtain appropriate governmental approvals. The nature of the projects in the commercial and military aviation OEM industry, which are often time consuming and complex, also require long-term supplier relationships and customer loyalty in order to succeed.

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

•
Component manufacturers, such as TAT, for which the design and manufacture of components (such as heat exchangers or other types of heat transfer solutions) is the main business (and which are normally situated in the “value chain” one tier below the system manufacturers, such as a manufacturer of an aircraft’s hydraulic system and two tiers below the platform manufacturer, such as a manufacturer of a new aircraft). These companies typically compete in projects where there is a specific requirement for a standalone aviation component (such as a heat exchanger or other types of heat transfer solutions) and in tenders by manufacturers of complete systems or products for sub-contractors. Although some of the component manufacturers have the capabilities to design, develop and manufacture a complete system (i.e., environmental control system for a business jet) for a certain platform, these companies usually do not compete on projects for complete systems in which their manufactured component constitutes a small part of the complete system, mainly due to the high barriers to entry and to the difficulty to move up the “value chain” from a component supplier to a whole system manufacturer.

The major competitors of TAT in the area of OEM of heat transfer solutions and aviation accessories include manufacturers in the United States such as the Hughes-Treitler division of Ametek, Lytron, Niagara Thermal, Hamilton Sundstrand, Honeywell International and Triumph Thermal Systems; manufacturers based in Europe such as I.M.I. Marston, a subsidiary of Hamilton Sundstrand, Safran and Liebherr; and manufacturers based in Asia such as Sumitomo Precision Products from Japan. These competitors may enjoy competitive advantages over Gedera, such as:

• The ability to adapt faster to changes in customer requirements and industry conditions or trends;
• Greater access to capital;
• Stronger relationships with customers and suppliers;
• Greater name recognition;
• Access to superior technology and greater marketing resources;
• Ability to offer complete systems in addition to components; and
• The ability to bundle heat transfer solutions and other aircraft components.

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

•
Service centers – which often provide MRO services for a broad range of components and systems. These service centers can be either the in-house maintenance services of commercial airlines or other independent service providers, such as TAT OR Limco.

For heat transfer MRO services, TAT’s major competitors are Triumph Thermal Systems, Lori Heat Transfer Center of Honeywell, Safran (Secan), Drake Air – Ametek, Liebherr-Aerospace, American Cooler Service, Hamilton Malaysia, Lufthansa Technik, Meggitt (Elite) and others.

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

• Ability to bundle heat transfer and other aircraft components;
• Access to greater marketing resources;
• Access to superior technology; and
• Greater resources which allows for better turnaround time.
MRO Services for Aviation Components

The market for MRO services in which Piedmont operates is highly competitive. Competition in this market is based on quality, price, turnaround time and breadth of services. Piedmont’s primary MRO services competitors are the service divisions of OEMs, the in-house maintenance services of various commercial airlines and other independent service providers, such as TAT OR Piedmont. For APU and landing gear MRO services Piedmont’s major competitors are Standard Aero Group., Aerotech International, Honeywell International, Chase Aerospace, Professional, Messier-Dowty Aerospace (MD), AAR, Hawker Pacific, APRO and others.

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
• Access to superior technology
• Greater access to capital; and
• Greater resources which allows for better turnaround time.
Overhaul and Coating of Jet Engine Components

The market for MRO services in which Turbochrome operates is highly competitive. Competition in this market is based on quality, price, level of service and turnaround time. Turbochrome’s primary MRO services competitors are the service divisions of OEMs, the in-house maintenance services of various commercial airlines and other independent service providers, including Safran (Snecma), General Electric, GKN, PAS, Chromalloy Southwest, MCT Japan and others. With respect to coating and masking materials, Turbochrome's competitor is APV Coatings.

A number of Turbochrome’s competitors have inherent competitive advantages. For example, Turbochrome competes with the service divisions of large OEMs which may have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. Turbochrome also competes with the in-house service divisions of large commercial airlines and there is a strong incentive for an airline to fully utilize the services of its maintenance employees and facilities. Further, Turbochrome’s competitors may have additional competitive advantages, such as:

• The ability to adapt faster to changes in customer requirements and industry conditions or trends;
• Better name recognition;
• Ability to bundle jet engine and other aircraft components;

• Stronger relationships with customers, OEMs and suppliers;
• Lower cost structure;
• Regional support near customers’ location;
• Access to greater marketing resources;
• Access to superior technology;
• Greater access to capital; and
• Greater resources which allows for better turnaround time.
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

•	Extending MRO capabilities in order to establish a ‘one-stop-shop’ center for comprehensive MRO services for the types of aircraft Limco and/or Piedmont and/or Turbochrome target.

•
Enhancing our engineering capabilities in order to support customer needs related to new projects and in order to certify MRO services that differ from processes previously approved by the FAA, EASA or other regulatory authorities. This allows shortening the long and complex approval process, streamlining the design and certification process and reducing costs.

•	Leveraging operational efficiencies to achieve shorter delivery times and reduce costs.

•	Investing in new technologies and manufacturing techniques in the heat transfer solutions product line.

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

Limco’s engineering department enhances its ability to provide its customers with high-end top-quality MRO services, supports the development of MRO services for new products with commercial potential and supports its OEM activity. Limco’s engineering department employs certified mechanical and aerospace engineers. Limco’s multi-disciplinary team of engineers specializes in, among others, heat transfer solutions and components and supports all processes of thermal and structural analysis, mechanical and metallurgical research and development for manufacturing design. Limco’s engineers have direct experience with aerospace component repair and with obtaining supplemental type certificates from the FAA. Limco’s engineering department supports the development of new repairs capabilities that extend beyond the limits of the component maintenance manual and utilizes DER to obtain the necessary FAA approvals.

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

Research and Development

The technological developments in TAT’s markets drive the need to constantly examine the use of new materials and technologies in an effort to improve both the physical characteristics of the products (size, weight), as well as their performance (optimal heat transfer, higher reliability and increased lifespan). TAT also develops new products and enhanced functionalities for its existing products based on customer demands and in response to the competitive environment and market potential. TAT invests resources to attain such technological and product improvements in cooperation with its customers.

Source and Availability of Raw Materials and Spare Parts

TAT and its subsidiaries acquire most of the components for the manufacture of their products and provision of their services from a limited number of suppliers and subcontractors, the majority located in Israel and the United States. Some of these suppliers are currently the sole source of one or more components upon which TAT and its subsidiaries are dependent. Since many of TAT's and its subsidiaries’ purchases require long lead times, a delay in the supply of an item can significantly delay the delivery of a product. Generally, TAT and its subsidiaries have not experienced significant difficulty in obtaining timely deliveries of necessary components; however, if they are unable to obtain these components when needed, they would experience delays in manufacturing their products and their financial results could be adversely affected.

The raw materials used in manufacturing programs are generally readily available metals and alloys. TAT and its subsidiaries have not had any significant difficulty in obtaining such materials in the past.

TAT and its subsidiaries select their suppliers primarily based on their ability to ensure that their parts are serviceable and traceable to OEM-approved sources, their delivery performance and their ability to help reduce the total cost of procuring those parts. For quality control, cost and efficiency reasons, TAT and its subsidiaries generally purchase supplies only from vendors with who they have ongoing relationships or who their customers have previously approved.

Authorizations from OEMs often require that TAT purchase component parts that are needed for its MRO services from the OEM or its designated distributors.

Wherever possible, TAT and its subsidiaries have made and continue to make an effort to qualify second sources or have identified alternate sources for many of their parts needs.

Israeli Export Policy

Exports of military related products are subject to the military export policy of the State of Israel. Currently the Israeli government encourages exports to approved customers, provided that such exports do not run counter to Israeli policy or national security considerations. Gedera must obtain a permit prior to initiating a sales proposal and ultimately an export license for the transaction is required. Israeli law also regulates the export of “dual use” items (items that are typically sold for civilian uses OR purposes but that may also have military purposes).

While we have been successful in obtaining export permits in the past, we may not be able to obtain the necessary export permits or licenses in the future. In addition, governmental policy with respect to military exports (or dual use items) may be altered.

U.S. Export Regulations

Export of defense products, military technical data and technical services by our U.S. subsidiaries to Israel and other countries is subject to applicable approvals by the U.S. government under the U.S. International Traffic in Arms Regulations (“ITAR”). Such approvals are typically in the form of an export license or a technical assistance agreement (“TAA”). Other U.S. companies wishing to export defense products or military-related services and technology to our Israeli and other non-U.S. entities are also required to obtain such export licenses and TAAs. An application for an export license or a TAA requires disclosure of the intended end user and the use of the technology. Pursuant to recent export control reform initiatives in the United States, a greater part of our U.S. subsidiaries’ and our U.S. suppliers' activities are becoming subject to control under the Export Administration Act "dual use" regulations. The U.S. government may deny an export authorization if it determines that a transaction is counter to U.S. policy or national security.

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

B.          Government Regulations

Aerospace and Safety Regulations

The commercial aerospace industry is highly regulated by the FAA in the United States, EASA in Europe, and other governmental authorities elsewhere in the world, while the military aerospace industry is governed by military quality specifications established by the U.S. Department of Defense for the manufacturing and repair industries and ISO-9000. TAT is required to be certified by one or more of these entities and, in some cases, by individual OEMs. TAT must also satisfy the requirements of its customers, including OEMs and airlines that are subject to FAA regulations and to evolving industry standards, and provide these customers with products that comply with the government regulations applicable to commercial flight operations. TAT believes it currently satisfies or exceeds these FAA maintenance standards in its repair and overhaul activities. Our active OR operating repair stations in Israel and the United States are approved by the FAA (while TAT-Engineering, our joint venture in Russia, is currently pursuing such certification OR is currently in process of pursuing such certification). TAT also believes it currently satisfies all industry standards in its facilities.

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

Environmental Matters

TAT’s operations are subject to a number of stringent federal, state and local environmental laws in the United States and Israel, as well as to regulation set OR promulgated by government agencies, including the U.S. Environmental Protection Agency. Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transportation and disposal of pollutants and hazardous substances. These authorities may require TAT to initiate actions to remediate the effects of hazardous substances which may be or have been released into the environment and require TAT to obtain and maintain permits in connection with TAT’s operations. This extensive regulatory framework imposes significant compliance burdens and risks.

Although TAT seeks to maintain its operations and facilities in compliance with applicable environmental laws, there can be no assurance that TAT has no violations, or that change in such laws, regulations or interpretations of such laws, will not require TAT to make significant additional expenditures to ensure compliance in the future. Currently, TAT does not believe that it will have to make material capital expenditures for its operations to comply with environmental laws or regulations, or to incur material costs for environmental remediation during the 2018 fiscal year.

TAT has received no material third party environmental claims relating to its facilities, and TAT believes that it has all material licenses and certifications that are required in the jurisdictions in which it operates.

C.          Property, Plants and Equipment

The Gedera facility is located in Park Re’em near Gedera. This facility is approximately 348,000 square feet and houses TAT’s executive offices, Gedera’s research and development and manufacturing operations. The land of this facility is leased by TAT Industries from the Israel Land Authority (“ILA”). Approximately 26,000 square feet of the facility are sub-leased to TAT from 1991 until 2020 and the lease from the ILA is expected to expire in 2020. TAT sub-leases the remaining 322,000 square feet of the facility from TAT Industries pursuant to an agreement TAT entered into in connection with the purchase of the operations relating to the manufacture of aviation accessories of TAT Industries in February 2000. The lease agreement expires at the end of 2024. In 2015, the rental fee was reviewed by a real estate appraiser who determined that the rental fee would be $656 thousand per year with an additional incremental payment of 2% per year. Total rental payments TAT paid to TAT Industries during 2017, 2016 and 2015 were $741, $695 and $667 thousand, respectively.

Limco owns and operates a 55,000 square feet manufacturing plant in Tulsa, Oklahoma. Limco also leases an additional 25,562 square feet repair station adjacent to its manufacturing plant. In 2017, 2016 and 2015, the rental expense for this property was $72, $51 and $51 thousand, respectively, for each one of these years. The lease expired in October 31, 2016 and Limco is currently working on a month to month lease arrangement.

Piedmont leases approximately 56,000 square feet space for its facility in Kernersville, North Carolina to support its APU component and overhaul repair station. In 2017, 2016 and 2015, the rental expense for this property was $78 thousand for each one of these years. The lease expired in October 31, 2016, and is now extended month to month. In the second half of 2015, Piedmont leased approximately 82,000 square feet in Greensboro, North Carolina, for its new landing gear component and overhaul repair station as well as the MPG operation. The lease expires on June 30, 2025. In 2017, 2016 and 2015 the rental expense was $324, $297 and $162 thousand, respectively, for each one of these years. In addition, during 2016, Piedmont also leased approximately 32,000 square feet for its facility in Winston-Salem, North Carolina to support its former landing gear component and overhaul repair station as well as the MPG operation. In 2016 and 2015, the rental expense for this property was $38 and $76 thousand, respectively, for each one of these years. This lease expired in June 2016 and Piedmont moved to the new facilities. Starting in 2014, Piedmont also leased approximately 10,000 square feet of storage space in Winston-Salem (near its previous main facility in Winston-Salem), on a month to month lease. The lease ended during 2016. In 2016 and 2015 Piedmont’s expense for this property was $8 and $19 thousand, respectively, for each one of these years.

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

Sources of Revenues

TAT, directly and through its subsidiaries, provides a variety of solutions and services to the commercial and military aerospace and ground defense industries, including:

(i)	OEM of heat transfer solutions and aviation components, such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers (through our Gedera facility);
(ii)	MRO services for heat transfer components and OEM of heat transfer solutions (through our Limco subsidiary);
(iii)	MRO services for aviation components (through our Piedmont subsidiary); and

(iv)	Overhaul and coating of jet engine components (through our Turbochrome subsidiary).

TAT’s revenues from its four operational segments for the three years ended December 31, 2017 were as follows:

	Year Ended December 31,
	2017		2016		2015
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Revenues
OEM of heat transfer solutions and aviation components	$31,237	29.3%	$28,255	29.5%	$27,351	31.9%
MRO services for heat transfer components and OEM of heat transfer solutions	34,812	32.7%	32,429	33.9%	31,001	36.2%
MRO services for aviation components	33,009	31.0%	31,630	33.0%	29,665	34.7%
Overhaul and coating of jet engine components (*)	11,005	10.3%	9,209	9.6%	1,905	2.2%
Eliminations	(3,536)	(3.3)%	(5,729)	(6)%	(4,315)	(5)%
Total Revenues	$106,527	100%	$95,794	100%	$85,607	100.0%

 (*) The results of 2015 are for the period from October 19, 2015 (date of acquisition) to December 31, 2015.

The following table reflects the geographic breakdown of TAT’s revenues for each of the three years ended December 31, 2017:

	Years Ended December 31,
	2017		2016		2015
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues

United States	59,051	55.4%	57,946	60.5%	$52,751	61.6%
Israel	9,993	9.4%	7,670	8.0%	4,916	5.7%
Other	37,483	35.2%	30,178	31.5%	27,940	32.7%
Total	106,527	100.0%	$95,794	100.0%	$85,607	100.0%

Costs and Expenses

Cost of revenues. TAT’s cost of revenues for OEM operations and MRO services consist of component and material costs, direct labor costs, quality assurance costs, royalties, shipping expenses, overhead related to manufacturing and depreciation of manufacturing equipment.

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

Revenues from the sale of products are recognized when persuasive evidence of an arrangement exists, all risks and benefits are passed, provided the collection of the resulting receivable is reasonably assured, the price is fixed or determinable and no significant obligation exists. The Group does not grant a right of return.

Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passed) to the customer.

Revenues from MRO services are generally recognized when services are completed. In cases in which contracts require exchanging a defective landing gear for a restored gear, the non-refundable minimum amounts from these contracts are recognized on the exchange date (delivery of the product has occurred), and any additional amounts billed to the customer for excess hours of repair, are recognized when the customer approve the price for these additional services.

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

Inventory valuation

Inventories are stated at the lower of cost and net realizable value. Cost of raw material and parts is determined using the moving average basis. Cost of work in progress and finished products is calculated based on actual costs and the capitalized production costs, mainly labor and overhead and is determined based on the average basis. TAT’s policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires it to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time frames, valuation of existing inventory, as well as product lifecycle and product development plans. The business environment in which TAT operates, the wide range of products that TAT offers and the relatively short sales cycles TAT experiences, all contribute to the exercise of judgment relating to maintaining and writing-off of inventory levels. The estimates of future demand that TAT uses in the valuation of inventory are the basis for its revenue forecast, which is also consistent with its short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from slow-moving items. Inventory management remains an area of management focus as TAT balances the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence due to changing technology and customer requirements. TAT writes down obsolete or slow-moving inventory in an amount equal to the difference between the cost of inventory and the net realizable value based upon assumptions about future demand, market conditions and sale forecasts.

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

U.S. subsidiaries are taxed based on federal and state tax laws. The statutory tax rate for 2017, 2016 and 2015 was 38%.

On December 22, 2017, the Tax Cuts and Jobs Act (the“Act”) was enacted into law. The new legislation represents fundamental and dramatic modifications to the U.S. tax system. The Act contains several key tax provisions that will impact the Company's U.S. subsidiaries, including the reduction of the maximum U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018. Other significant changes under the Act include, among others, a one-time repatriation tax on accumulated foreign earnings, a limitation of net operating loss deduction to 80% of taxable income, and indefinite carryover of post-2017 net operating losses. The Act also repeals the corporate alternative minimum tax for tax years beginning after December 31, 2017. Losses generated prior to January 1, 2018 will still be subject to the 20-year carryforward limitation and the alternative minimum tax. Other potential impacts due to the Act include the repeal of the domestic manufacturing deduction, modification of taxation of controlled foreign corporations, a base erosion anti-abuse tax, modification of interest expense limitation rules, modification of limitation on deductibility of excessive executive compensation, and taxation of global intangible low-taxed income.

U.S. GAAP requires that the impact of tax legislation be recognized in the period in which the law was enacted. The Company revalued its valuation allowance and deferred tax assets at the statutory 21% rate that will be in effect in 2018 and forward. The Company has made reasonable estimates of the effects on its deferred tax balances and reduced the deferred tax assets by $414 for the year ended December 31, 2017 due to the change in the statutory tax rate. The provisional impact of this rate change was recorded in the fourth quarter of 2017. The Act had no impact on the valuation allowance assessment of the U.S. subsidiaries.

Because of the complexity of the new intangible income rules, Global Intangible Low-Taxed Income (GILTI) and Foreign Derived Intangible Income (FDII) tax rules, the Company continues to evaluate these provisions of the Act and the application of ASC 740, Income Taxes. Under U.S. GAAP, the Company is allowed to make an accounting policy choice of either (1) treating taxes due or receivable on future U.S. inclusions/deductions in taxable income related to GILTI and FDII as a current-period expense/benefit when incurred (the “period cost method”) or (2) factoring such amounts into the Company's measurement of its deferred taxes (the “deferred method”). The Company's selection of an accounting policy with respect to the new GILTI/FDII tax rules will depend, in part, on analyzing its global income to determine whether it expects to have future U.S. inclusions or deductions in taxable income related to GILTI/FDII and, if so, what the impact is expected to be. Whether the Company expects to have future U.S. inclusions or deductions in taxable income related to GILTI/FDII depends not only on the Company's current structure and estimated future results of global operations, but also its intent and ability to modify its structure. The Company is currently in the process of analyzing its structure and, as a result, is not yet able to reasonably estimate the effect of these provisions of the Act. Therefore, the Company has not made any adjustments related to potential GILTI or FDII tax impact in its financial statements and has not made a policy decision regarding whether to record deferred tax on GILTI/FDII.

The tax impacts discussed above represent provisional amounts and the Company's current best estimates. The SEC issued SAB 118 which provides guidance on the accounting for the tax effects of the Act. In accordance with this guidance, any material adjustments recorded to the provisional amounts will be disclosed in a 2018 reporting period by the fourth quarter of 2018. The provisional amounts incorporate assumptions made based upon the Company's current interpretation of the Act and may change as the Company reviews the interpretations and assumptions, receives implementation guidance from the Internal Revenue Service, and assesses any actions it may take based on the Act.

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

The acquisition of Turbochrome was funded through cash on hand and an earn-out payment (up to $2 million). The earn-out payment was based on the actual revenues of Turbochrome during the calendar years 2015 and 2016. TAT has paid $0.5 million for the earn-out payment.

Key Indicators

TAT’s management evaluates its performance by focusing on key performance indicators, which are revenues, sources of revenues, gross profit and operating income. These key performance indicators are primarily affected by the competitive landscape in which TAT operates and its ability to meet the challenges posed.

The following table presents, for the periods indicated, information concerning TAT’s results of operations:

	Year Ended December 31
	2017	2016	2015
	(in thousands)
Revenues
OEM of heat transfer solutions and aviation components	$31,237	$28,255	$27,351
MRO services for heat transfer components and OEM of heat transfer solutions	34,812	32,429	31,001
MRO services for aviation components	33,009	31,630	29,665
Overhaul and coating of jet engine components	11,005	9,209	1,905
Eliminations	(3,536)	(5,729)	(4,315)
Total revenues	106,527	95,794	85,607
Cost of revenues
OEM of heat transfer solutions and aviation components	25,535	24,028	23,887
MRO services for heat transfer components and OEM of heat transfer solutions	26,085	23,440	22,541
MRO services for aviation components	29,026	27,423	28,474
Overhaul and coating of jet engine components	9,057	7,610	1,485
Eliminations	(3,620)	(5,744)	(4,445)
Total cost of revenues	86,083	76,757	71,942
Gross profit	20,444	19,037	13,665
Research and development costs, net	731	1,140	890
Selling and marketing	4,974	3,876	2,903
General and administrative	9,409	10,023	8,469
Other expenses (income)	53	(138)	631
Gain on bargain purchase	-	-	(4,833)
	15,167	14,901	8,060
Operating income	5,277	4,136	5,605
Financial expense, net	(338)	(154)	(349)
Income before taxes on income	4,939	3,982	5,256
Taxes on income	2,333	3,865	644
Net income after taxes on income	2,606	117	4,612
Share in results of affiliated company and impairment of share in affiliated companies	(210)	(55)	1,237
Net income	$2,396	$62	$5,849

The following table presents, for the periods indicated, information concerning TAT’s results of operations as a percentage of revenues:
	Year Ended December 31,
	2017	2016	2015
Revenues
OEM of heat transfer solutions and aviation components	29.3%	29.5%	31.9%
MRO services for heat transfer components and OEM of heat transfer solutions	32.7	33.9	36.2
MRO services for aviation components	31.0	33.0	34.7
Overhaul and coating of jet engine components	10.3	9.6	2.2
Eliminations	(3.3)	(6)	(5)
Total revenues	100	100	100
Cost of revenues
OEM of heat transfer solutions and aviation components	24.0	25.1	27.9
MRO services for heat transfer components and OEM of heat transfer solutions	24.5	24.5	26.3
MRO services for aviation components	27.2	28.6	33.3
Overhaul and coating of jet engine components	8.5	7.9	1.7
Eliminations	(3.4)	(6)	(5.1)
Cost of revenues	80.8	80.1	84
Gross profit	19.2	19.9	15.9
Research and development costs, net	0.7	1.2	1
Selling and marketing	4.7	4	3.4
General and administrative	8.8	10.5	9.9
Other income	*	(0.1)	0.7
Gain on bargain purchase	-	-	(5.6)
	14.2	15.6	9.4
Operating income	5.0	4.3	6.5
Financial expense, net	(0.3)	(0.2)	(0.4)
Income before taxes on income	4.7	4.1	6.1
Taxes on income	2.2	4.0	0.8
Net income after taxes on income	2.5	0.1	5.3
Share in results of affiliated company and impairment of share in affiliated companies	(0.2)	*	1.4
Net income	2.3%	0.1%	6.7%
________________________
* Less than 0.1 percent

Year ended December 31, 2017 compared with Year ended December 31, 2016

Revenues. Total revenues were $106.5 million for the twelve months ended December 31, 2017, compared to $95.8 million for the twelve months ended December 31, 2016, an increase of 11.2% all of which was organic growth. This reflects (i) the increase in revenues in the OEM of heat transfer solutions and aviation accessories segment; (ii) the increase in revenues in the MRO services for heat transfer components and OEM of heat transfer solutions segment; (iii) the increase in revenues in the MRO services for aviation components segment; and (iv) the increase in in revenue in the overhaul and coating of jet engine components segment.

Revenues from OEM of heat transfer solutions and aviation components. Revenues from this operating segment increased to $31.2 million for the year ended December 31, 2017 from $28.3 million for the year ended December 31, 2016, an increase of 10.6% mainly due to increase in sales of heat transfer solutions.

Revenues from MRO services for heat transfer components and OEM of heat transfer solutions. Revenues from the MRO services for heat transfer components and OEM of heat transfer solutions operating segment increased to $34.8 million for the year ended December 31, 2017, from $32.4 million for the year ended December 31, 2016, an increase of 7.3%, mainly due to higher demand for MRO services for heat transfer components and OEM of heat transfer solutions.

Revenues from MRO services for aviation components. Revenues from MRO services for aviation components operating segment increased to $33.0 million for the year ended December 31, 2017, from $31.6 million for the year ended December 31, 2016, an increase of 4.4%, mainly due to higher demand for MRO services for aviation components.

Revenues from overhaul and coating of jet engine components. Revenues from overhaul and coating of jet engine components segment increased to $11.0 million for the year ended December 31, 2017, from $9.2 million for the year ended December 31, 2016 an increase of 19.5%, mainly due to higher demand for overhaul and coating of jet engine components.

Cost of revenues. Cost of revenues was $86.0 million for the twelve months ended December 31, 2017, compared to the $76.8 million for the twelve months ended December 31, 2016, an increase of 12.2%. This is primarily attributable to the increase in revenue.

Cost of revenues as a percentage of revenues was 80.8% for the twelve months ended December 31, 2017, compared to 80.1% for the twelve months ended December 31, 2016.

Cost of revenues for OEM of heat transfer solutions and aviation accessories. Cost of revenues for this operating segment increased to $25.5 million for the year ended December 31, 2017, from $24.0 million for the year ended December 31, 2016, an increase of 6.3%. The increase is primarily attributable to higher sales compared to 2016.

Cost of revenues as a percentage of revenues in this segment decreased to 81.7% in the year ended December 31, 2017, from 85.0% for the year ended December 31, 2016. The decrease is primarily the result of a change in product mix in which more products with higher margins being sold during 2017.

Cost of revenues for MRO services for heat transfer components and OEM of heat transfer solutions. Cost of revenues for the MRO services for heat transfer components and OEM of heat transfer solutions operating segment increased to $26.1 million for the year ended December 31, 2017 from $23.4 million for the year ended December 31, 2016, an increase of 11.3%. The increase is primarily attributable to higher sales compared to 2016.

Cost of revenues as a percentage of revenues in this segment increased to 74.9% in the year ended December 31, 2017 from 72.3% for the year ended December 31, 2016. The increase is primarily the result of a change in product mix in which more products with lower margins being sold during 2017.

Cost of revenues for MRO services for aviation components. Cost of revenues for MRO services for aviation components operating segment increased to $29.0 million for the year ended December 31, 2017 from $27.4 million for the year ended December 31, 2016, an increase of 5.8%. The increase is primarily attributable to higher sales compared to 2016.

Cost of revenues as a percentage of revenues in this segment increased to 87.9% in the year ended December 31, 2017 from 86.7% for the year ended December 31, 2016. The increase is primarily the result of a change in product mix in which more products with lower margins being sold during 2017.

Cost of revenues for overhaul and coating of jet engine components. Cost of revenues for the overhaul and coating of jet engine components segment increased to $9.1 million for the year ended December 31, 2017 from $7.6 million for the year ended December 31, 2016. The increase is primarily attributable to higher sales compared to 2016.

Cost of revenues as a percentage of revenues in this segment decreased to 82.3% in the year ended December 31, 2017 from 82.6% in the year ended December 31, 2016. The decrease is primarily the result of a change in product mix in which more products with higher margins being sold during 2017.

Research and development, net. Research and development expenses were $0.7 million for the twelve months ended December 31, 2017, compared to $1.1 million for the twelve months ended December 31, 2016, a decrease of 35.9%.

Research and development expenses as a percentage of revenues were 0.7% for the twelve months ended December 31, 2017 compared to 1.2% for the twelve months ended December 31, 2016. TAT expects to invest in the future additional resources in research and development activities, and accordingly will continue to incur and record additional research and development expenses in the coming years.

Selling and marketing. Selling and marketing expenses were $5.0 million for the twelve months ended December 31, 2017, compared to $3.9 million for the twelve months ended December 31, 2016, an increase of 28.3% mainly due to an increase in labor and direct expenses.

Selling and marketing expenses as a percentage of revenues were 4.7% for the twelve months ended December 31, 2017, compared to 4.0% for the twelve months ended December 31, 2016. TAT expects to invest additional resources in selling and marketing activities in the coming years.

General and administrative. General and administrative expenses were $9.4 million for the twelve months ended December 31, 2017, compared to $10.0 million for the twelve months ended December 31, 2016, a decrease of 6.1%. The decrease in general and administrative expenses was mainly attributable to decrease in labor and direct expenses.

General and administrative expenses as a percentage of revenues were 8.8% for the twelve months ended December 31, 2017, compared to 10.6% for the twelve months ended December 31, 2016.

Other expenses (income). Other expenses was $0.1 million for the twelve months ended December 31, 2017, compared to an income of $0.1 million for the twelve months ended December 31, 2016. Other expenses in 2017 are mainly attributed to the sale of fixed assets and other income in 2016 is mainly attributable to acquisition expenses related to the Turbochrome acquisition.

Financial expenses, net. Financial expenses, net for the twelve months ended December 31, 2017 were $0.3 million, compared to $0.2 million for the twelve months ended December 31, 2016.

Taxes on income. Taxes on income for the twelve months ended December 31, 2017, amounted to $2.3 million, compared to $3.9 million for the twelve months ended December 31, 2016. The decrease is mainly attributed to the fact that 2016 includes a deferred tax liability of $2.7 million in 2016 resulting from actual distribution of earnings from TAT’s U.S.-based subsidiaries and the possibility of future distribution of earnings from such U.S. subsidiaries. 2017 is including an adjustment for deferred tax assets of $0.4 million (expenses) related to The U.S. Tax Cuts and Jobs Act (the Tax Act) that was enacted on December 22, 2017 and introduces significant changes to U.S. income tax law. Effective in 2018, the Tax Act reduces the U.S. statutory tax rate from 35% to 21%.

Share in results of equity investment of affiliated companies. Share in results of equity investment of affiliated companies for the twelve months ended December 31, 2017, amounted to a loss of $ 0.2 million during 2017 compared to $0.1 million for the twelve months ended December 31, 2016.

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

Revenues from OEM of heat transfer solutions and aviation components. Revenues from the OEM of heat transfer solutions and aviation components operating segment increased to $28.3 million for the year ended December 31, 2016 from $27.4 million for the year ended December 31, 2015, an increase of 3% mainly due to increase in sales of aviation accessories.

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

Selling and marketing expenses as a percentage of revenues were 4.0% for the twelve months ended December 31, 2016, compared to 3.4% for the twelve months ended December 31, 2015. TAT expects to invest additional resources in selling and marketing activities in the coming years.

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

Share in results of equity investment of affiliated companies. Share in results of equity investment of affiliated companies for the twelve months ended December 31, 2016, amounted to loss of $ 0.1 million compared to a profit of $1.2 million for the twelve months ended December 31, 2015. In 2015, TAT recognized an income of $1.2 million mainly from the sale of 237,932 shares of Class B common stock of FAvS and its entire holdings (16,253) of FAvS' Series A preferred stock.

Conditions in Israel

TAT is incorporated under the laws of the State of Israel, and its principal executive offices and manufacturing and research and development facilities are located in Israel. See “RISK FACTORS” for a description of governmental, economic, fiscal, monetary or political policies  or factors that have materially affected or could materially affect TAT’s operations.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation (appreciation) of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:
Year ended December 31,	Israeli inflation rate %	NIS appreciation (devaluation) to the US dollar rate %	Israeli inflation adjusted for appreciation (devaluation) %
2004	1.2	1.6	2.8
2005	2.4	(6.8)	(4.4)
2006	(0.1)	8.2	8.1
2007	3.4	9.0	12.4
2008	3.8	1.1	4.9
2009	3.9	0.7	4.6
2010	2.7	6.4	9.1
2011	2.2	(7.7)	(5.5)
2012	1.4	2.3	3.7
2013	2.0	7.5	9.5
2014	(0.2)	12	11.8
2015	(0.1)	0.3	0.2
2016	(0.2)	(1.5)	(1.7)
2017	0.6	(9.8)	(9.2)

The devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of its expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the U.S. dollar. Such a devaluation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the U.S. dollar. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked NIS assets and the U.S. dollar amounts of any unlinked NIS liabilities and expenses. During 2014, the NIS appreciated against the U.S. dollar by 12%. During 2015, the exchange rates between the NIS and the U.S. dollar did not changed materially. During 2016, the NIS appreciated against the U.S dollar by 1.5%. This trend continued through the end of June 2017, during which the NIS appreciated against the U.S dollar by an additional 9%. From the end of June 2017 until August 2017, the NIS depreciated against the U.S dollar by 3%. From August 2017 until the end of 2017, the NIS appreciated against the U.S dollar by 3.5%. Through the end of February 2018, the exchange rates between the NIS and the U.S dollar did not change materially.

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

Certain of TAT’s subsidiaries operate in and are subject to the tax laws of various other jurisdictions, primarily the United States. TAT’s U.S. subsidiaries are taxed based on federal and state tax laws. The statutory tax of TAT’s U.S. subsidiaries was 38% in each of the years ended December 31, 2017, 2016 and 2015.

The U.S. Tax Cuts and Jobs Act (the Tax Act) was enacted on December 22, 2017 and introduces significant changes to U.S. income tax law. Effective in 2018, the Tax Act reduces the U.S. statutory tax rate from 35% to 21%.

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

(5)
In February 2016, the FASB which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less may be accounted for similar to existing guidance for operating leases today. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective on January 1, 2019, with early adoption permitted. The Company is in the process of evaluating the impact of this new guidance on its financial statements.

(6)
In May 2014, FASB issued Accounting Standards Update "Revenue from Contracts with Customers." ASU 2014-09 will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances.

The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted in annual periods beginning after December 15, 2016). The guidance permits the use of either a retrospective or cumulative effect transition method. The Company intends to apply the new standard on its effective date (January 1, 2018) to uncompleted contracts as of that date, in accordance with the transitional directive which allows recognition of the cumulative effect of the initial application as an adjustment to the opening balance of retained earnings as of January 1, 2018.

The company has adopted the following exemptions and accounting policies:

a. The Company has chosen to account for shipping as a fulfillment costs, in cases in which the shipping occurs after the customer has obtained control of a good.

b. The Company has chosen not to adjust the promised amount of consideration for the effects of a significant financing component, in cases in which the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

c. The Company has chosen to present all sales taxes collected from customers on a net basis.

The Company examined the expected effects of the application of the new standard and it does not anticipate a material impact on its consolidated financial statements

(7)
In August 2017, the FASB issued Accounting Standard Update which targets improvements to accounting for hedging activities which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. The guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is in the process of evaluating the impact of this new guidance on its financial statements

Liquidity and Capital Resources

As of December 31, 2017, TAT had cash and cash equivalents and short-term bank deposits of $18 million, compared with cash and cash equivalents and short-term bank deposits of $22.4 million as of December 31, 2016.

Capital expenditures for the years ended December 31, 2017, 2016 and 2015 were approximately $3.5 million, $5.7 million and $3.3 million, respectively. TAT funded these expenditures mainly from cash flows from operations. TAT expects that its available cash and cash equivalents and cash flow generated from operations will be sufficient to fund its capital expenditures.

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

Cash Flows

The following table summarizes TAT’s cash flows for the periods presented:

	Year Ended December 31,
	(in thousands)
	2017	2016	2015
Net cash provided by operating activities	$2,496	$5,521	$733
Net cash provided by (used in) investing activities	(3,559)	594	(4,470)
Net cash used in financing activities	(2,856)	(3,370)	(469)
Net increase (decrease) in cash and cash equivalents	(3,919)	2,745	(4,206)
Cash and cash equivalents at beginning of the year	21,433	18,688	22,894
Cash and cash equivalents at end of the year	$17,514	$21,433	$18,688

The net cash provided by operating activities for the year ended December 31, 2017, amounted to approximately $2.5 million, compared to net cash provided by operating activities of $5.5 million for the year ended December 31, 2016 and net cash provided by operating activities of $0.7 million for the year ended December 31, 2015.

Net cash provided by operating activities for the year ended December 31, 2017 was principally derived from $2.4 million of net income and from the following adjustments of non-cash line items: an upwards adjustment of $3.9 million for depreciation and amortization; an upward adjustment of $0.6 million for increase in accounts payable; an upward adjustment of $0.4 million for deferred income tax, net; an upward adjustment of $0.3 million for increase in provision for doubtful accounts; and an upward adjustment of $0.5 million for decrease in other accounts receivables. This was offset by a downward adjustment of $4.5 million for increase in trade accounts receivable; a downward adjustment of $1.5 million for decrease in accrued expenses; and a downward adjustment of $0.5 million for gain from derivatives.

Net cash provided by operating activities for the year ended December 31, 2016 was principally derived from $0.1 million of net income and from the following adjustments of non-cash line items: an upwards adjustment of $3.6 million for depreciation and amortization; an upward adjustment of $2.5 million for increase in other accounts payable and accrued expenses; an upward adjustment of $1.7 million for deferred income tax, net; an upward adjustment of $1.5 million for decrease in other accounts receivables; and an upward adjustment of $1.2 million for increase in trade accounts payable. This was offset by a downward adjustment of $2.4 million for increase in trade accounts receivable; and a downward adjustment of $2.7 million for increase in inventory.

Net cash provided by operating activities for the year ended December 31, 2015 was principally derived from $5.8 million of net income and from the following adjustments of non-cash line items: an upward adjustment of $2.8 million for depreciation and amortization; an upward adjustment of $0.5 million for increase in other accounts payable and accrued expenses; and an upward adjustment of $0.4 million for increase in trade accounts payable. This was offset by a downward adjustment of $1.2 million for share in results and sale of equity investment of affiliated company; a downward adjustment of $2.4 million for increase in trade accounts receivable; a downward adjustment of $0.6 million for increase in inventory; and a downward adjustment of $4.8 million for onetime gain on bargain purchase.

Net cash used in investing activities was approximately $3.6 million for the year ended December 31, 2017, compared to net cash provided by investing activities of $0.6 million for the year ended December 31, 2016 and net cash used in investing activities of approximately $4.5 million for the year ended December 31, 2015.

Of the cash used in investing activities in the year ended December 31, 2017, approximately $3.5 million was used for purchase of property and equipment, primarily production equipment and building improvements and $ 0.4 million for investment in affiliated company. This was partially offset by maturities of short-term deposits in the amount of $0.5 million.

Of the cash provided by investing activities in the year ended December 31, 2016, approximately $7.2 million was provided from maturities of short-term deposits. This was partially offset by the purchase of property and equipment, primarily production equipment and building improvements, in an amount of approximately $5.7 million and $ 0.9 million from investment in affiliated company.

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

Net cash used in financing activities was approximately $2.9 million for the year ended December 31, 2017, compared to net cash used in financing activities of approximately $3.4 million for the year ended December 31, 2016 and net cash used in financing activities of approximately $0.5 million for the year ended December 31, 2015.

In the year ended December 31, 2017, the net cash used in financing activities was primarily attributable to a payment of $3.0 million of cash dividend to our shareholders.

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

We have also witnessed consolidation in the aerospace industry in recent years which has affected competition. This consolidation decreased the number of competitors but increased the relative size and resources of our competitors. However, we believe in our ability to compete on the basis of our deep know-how, manufacturing expertise and long-term relationship with our customers.

C.          Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

D.          Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2017, and the effect we expect them to have on our liquidity and cash flow in future periods

Contractual Obligations	Payments due by Period (Amounts in Thousands US$)
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations	9,043	1,422	2,556	2,415	2,650
Purchase commitments	4,037	4,037
Total	$13,080	$5,459	$2,556	$2,415	$2,650
_________________

In addition, we have long-term liabilities for severance pay that are calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Employees are entitled to one month’s salary for each year of employment or a portion thereof.  As of December 31, 2017, our severance pay liability, net was $ 456 thousand.

TAT also has the following guarantees as of December 31, 2017:

•
In order to secure TAT's liability to the Israeli customs, TAT provided a bank guarantee in the amount of $183 thousand. The guarantee is linked to the consumer price index and is valid until January 2019.

•
In order to secure TAT's liability to the lessor of its premises, TAT provided a bank guarantee in the amount of $741 thousand. The guarantee is linked to the consumer price index in Israel and is valid until June 2018.

•	In order to secure TAT's liability for warranty to a costumer, the Company provided a bank guarantee in the amount of $40 thousand. The guarantee is valid until April 2021.

In order to secure Turbochrome's liability to the Ministry of Defense, the Company provided a bank guarantee in the amount of $11 thousand.

Item 6.          Directors, Senior Management and Employees

A.          Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers, as of the date hereof:

Name	Age	Position
Amos Malka	65	Chairman of the Board of Directors
Igal Zamir	52	Chief Executive Officer and President
Guy Nathanzon (*)	45	Chief Financial Officer
Liron Topaz	36	EVP Sales and Marketing
Orly Dolev	55	EVP Human Resources
Dan Doron	49	EVP Engineering
Jeff Lambert	39	President of Piedmont
Yair Raz	62	President of Limco
Michael Chen	53	President of Turbochrome
Ron Ben-Haim	48	Director
Amiram Boehm	46	Director
Avi Shani (1)(2)(3)(4)	70	External Director
Dafna Gruber (1)(3)(4)	53	Independent Director
Aviram Halevi (1)(2)(3)(4)	60	External Director

(1) “Independent Director” under the applicable SEC and NASDAQ Marketplace Rules
(2) “External Director” as required by the Israeli Companies Law
(3) Member of the audit committee
(4) Member of the compensation committee
(*) Mr. Nathanzon has recently notified the Company that he is resigning his position as CFO to pursue other opportunities. Mr. Nathanzon will be employed by the Company until May 2018. The Company has initiated a search process for a new CFO.

Management

Mr. Igal Zamir was appointed TAT’s Chief Executive Officer and President in April 2016. Prior to joining TAT, from 2009 until 2013, Mr. Zamir served as President at Mapco Express, a wholly-owned subsidiary of Delek US Holdings Inc., a NYSE-listed company which owns and operates 370 convenient stores and gas stations in the southeastern region of the United States. Prior to Mapco Express, from 2006 until 2009, Mr. Zamir served as CEO of Metrolight, a provider of proprietary energy saving solutions in High Intensity Discharge (HID) lighting systems. From 1998 until 2004, Mr. Zamir served as CEO of Rostam, a leading provider of private label feminine hygiene products. Mr. Zamir holds a B.Sc. in Industrial Engineering from Tel Aviv University and an MBA from Bar-Ilan University.

Mr. Guy Nathanzon was appointed TAT's Chief Financial Officer in May 2015. Prior to that, from 2011 until 2015, Mr. Nathanzon served as the CFO of Altair Semiconductor Ltd, a provider of semiconductors to 4G mobile devices manufacturers. Prior to Altair Semiconductor, from 2001 until 2011, Mr. Nathanzon served as the CFO of Provigent Inc., a provider of semiconductors to microwave systems manufacturers, which was acquired by Broadcom (NASDAQ: Broadcom). Prior to Provident, from 2000 until 2001, Mr. Nathanzon served as controller at ActionBase Ltd. Prior to ActionBase, from 1997 until 2000. Mr. Nathanzon was a senior auditor with the Israeli branch of PriceWaterhouseCoopers. Mr. Nathanzon is a Certified Public Accountant (Israel), and holds a B.A. in Accounting (with honors), a Master in Business Administration and LL.B., all from Tel Aviv University.

Mr. Nathanzon has recently notified the Company that he is resigning his position as CFO to pursue other opportunities. Mr. Nathanzon will be employed by the Company until May 2018. The Company has initiated a search process for a new CFO

Mr. Liron Topaz was appointed TAT's EVP Sales and Marketing in February 2017. Prior to joining TAT, from 2002 to 2016, Mr. Topaz was with AL Group, a global company specializing in the manufacturing of filters for the automotive industry, serving in various marketing and business development positions with growing responsibilities, most recently as their VP of Marketing & Business Development. Mr. Topaz holds a B.A. in Management and Economics from the Open University of Israel.

Ms. Orly Dolev was appointed as EVP Human Resources in August 2016. Prior to joining TAT, from 2011 to 2016, Ms. Dolev served as a Senior Human Resources Business Partner at Logic Industries, a public safety and security company. Prior to that, from 2009 until 2011, Ms. Dolev served as Human Resources Director at SkyVision Global Networks, a global communications service provider, offering solutions over satellite and fiber optic systems.  Ms, Dolev holds a B.A. in Political Sciences and Sociology from Tel Aviv University, an M.A. in Organizational Management from the University of Phoenix, and a Certificate in Human Resources Management from UCLA.

Mr. Dan Doron was appointed TAT’s EVP Technology and Engineering in March 2018. Prior to joining TAT, from 2014 to 2018, Mr. Doron was with Israel Chemicals, a multi-national manufacturing concern that develops, produces and markets fertilizers, metals and other special-purpose chemical products, most recently as VP CAPEX. Prior to Israel Chemicals, between 1997 and 2014, Mr. Doron held various management and engineering positions at Intel Israel. Mr. Doron retired from the IDF in 1997 at the rank of Lieutenant-Colonel after 11 years of service in the Armored Corps. Mr. Doron served in various field command roles as well as commanded over a unit responsible for electro-optic and fire control weapons development within the Armored Corps. Mr. Doron holds a B.Sc. in Mechanical Engineering from Ben Gurion University and has completed graduate work in Mechanical Engineering at Tel Aviv University.

Mr. Jeff Lambert was appointed President of Piedmont in January 2018. Before joining TAT, from 2016 to 2017, Mr. Lambert served as Vice President and General Manager at Rockwell Collins - Interiors Systems: Composite Operations in Mexico. Prior to that, between 2014 and 2016, Mr. Lambert served as Business Unit Director at B/E Aerospace - Interior Structures: Galleys in the Philippines. Prior to B/E Aerospace, between 2012 and 2014, Mr. Lambert served as General Manager of Customer Service MRO at United Technologies - UTC Aerospace Systems.  From 2000 until 2012, Mr. Lambert held various management and engineering positions at Goodrich Corporation. Mr. Lambert holds a B.S. in Industrial Engineering from Colorado State University-Pueblo.

Mr. Michael Chen was appointed President of Turbochrome in January 2018. Before joining TAT Technologies, between 2013 and 2017, Mr. Chen served as CEO of Seraphim Optronics Ltd. Prior to Seraphim, from 1999 until 2013, Mr. Chen held various management positions at Electro Optics ELOP Industries, a subsidiary of ELBIT System. Between 2007 and 2009, Mr. Chen served as VP Operations at Atlantium Ltd. Between 1996 and 1999 Mr. Chen held engineering positions at ORLITE Industries Ltd. Mr. Chen holds a B.Sc. in Mechanical Engineering from Tel Aviv University and an MBA from Heriot-Watt University in Edinburgh.

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

Directors

Mr. Amos Malka was elected as Chairman of our Board of Directors in June 2016. Mr. Malka is the founder and chairman of Nyotron Information Security Ltd., a privately-held cyber security provider and of Spire Security Solutions Ltd., a security, intelligence and cyber security provider. From 2007 until 2015, Mr. Malka served as the chairman and CEO of Logic Industries Ltd. From 2007 until 2010, he also served as chairman of Plasan Sasa LTD., an armored vehicle manufacturer. From 2005 until 2007, he served as the chairman of Albar, a leading company in the Israeli automobile sector. From 2002 until 2005, Mr. Malka served as the CEO of Elul Technologies Ltd., Israel's largest aerospace and defense business development and consulting company. Mr. Malka retired from the IDF in 2002 at the rank of Major General, after 31 years of service. He served as commander of the IDF Ground Forces Command, and later as Head of the Israeli Defense Intelligence, a post he held until his retirement in 2002. Mr. Malka holds B.A. in History from Tel Aviv University, Israel. He also graduated from the IDF Staff & Command College and its National Defense Academy.

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

Mr. Amiram Boehm joined TAT's Board of Directors in June 2016. Mr. Boem is a partner at FIMI Opportunity Fund since 2006. Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research at Discount Capital Markets, the investment arm of Israel Discount Bank. In his capacity at FIMI, Mr. Boehm currently also serves as the Managing Partner and Chief Executive Officer of FITE GP (2004) as well as a director of Ham-Let (Israel-Canada) Ltd., Hadera Paper Ltd., Rekah Pharmaceuticals Ltd., Pharm-up Ltd., Galam Ltd., Delekson Ltd. and DIMAR Ltd. Mr. Boehm previously served as a director of Magal S3 Security Systems Ltd., Scope Metal Trading, Ltd., Inter Industries, Ltd., Global Wire Ltd. , Telkoor Telecom Ltd. and Solbar Industries Ltd. Mr. Boehm holds a B.A. in Economics and LL.B. from Tel Aviv University and a Joint MBA from Northwestern University and Tel Aviv University.

Mr. Avi Shani joined TAT’s Board of Directors as an external director in 2008. In June 2017, Mr. Shani was re-elected to serve as an external director for another three-year term.  From 2005 until 2008, Mr. Shani served as the CEO of TCM Mobile Ltd. Prior to that, from 2000 until 2004, he served as Executive Vice President Investments and Chief Economist of IDB Development, a leading Israeli holding company, responsible for the company’s new investments. Mr. Shani currently serves on the board of directors of Harel Sal and Ecommunity. Mr. Shani holds a B.A. in Economics and an MBA, both from Tel Aviv University.

Ms. Dafna Gruber joined TAT’s Board of Directors in November 2013. Since September 2017, Ms. Gruber has been serving as chief financial officer of Landa Corporation Ltd., a private company. From October 2015 until September 2017, Ms. Gruber served as the chief financial officer of Clal Industries Ltd., a private holding company. From April 2007 until April 2015, Ms. Gruber served as the CFO of NICE Ltd., a public company traded on NASDAQ and the TASE. From 1996 until April 2007, Ms. Gruber was part of Alvarion Ltd., a company which traded on NASDAQ and the TASE, mostly as the company’s CFO. Ms. Gruber serves as an external director at Nova Measuring systems Ltd., a public company traded on NASDAQ and the TASE, Clal Biotechnology Ltd., a public company traded on the TASE and several private companies held by Clal industries Ltd. Ms. Gruber is a Certified Public Accountant (Israel) and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.

Mr. Aviram Halevi joined TAT’s Board of Directors as an external director in November 2013. In June 2016, Mr. Halevi was re-elected to serve as an external director for another three-year term. Mr. Halevi is the founder and CEO of Intel System Ltd., a provider of business intelligence services. Prior to that, from 2007 until 2010, Mr. Halevi served as the CEO of Terrogence Ltd., a producer of intelligence data for commercial markets. Mr. Halevi holds a B.Sc. in Geology from Queens College, CUNY, and an MBA from Tel Aviv University.

Compensation

The following table sets forth all compensation TAT paid to all of its directors and executive officers as a group for the year ended December 31, 2017.

	Salaries, fees, Commissions and bonuses (Amounts in Thousands US$)	Other benefits (Amounts in Thousands US$)
All directors and executive officers as a group (15 persons)	$2,529	$111

During the year ended December 31, 2017, TAT paid its directors (except for its active chairman of the Board of Directors, Mr. Amos Malka), the fixed medium amounts permitted by law to an external director (within the meaning of the Israeli Companies Law) which was a per meeting attendance fee of NIS 2,620 (approximately $756), plus an annual fee of NIS 70,380 (approximately $20,300). Pursuant to its agreement with Mr. Amos Malka, TAT's active chairman of the Board of Directors, TAT pays Mr. Malka a monthly fee of NIS 50,000 plus VAT.  Mr. Malka had been previously granted options to purchase 50,000 ordinary shares of TAT and is not currently entitled to receive any bonus.

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law) during or with respect to the year ended December 31, 2017, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Information Regarding Covered Executives (1)
(Amounts in Thousands US$)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Igal Zamir, CEO and President	317	88	137	63	605
Yair Raz, President of Limco	213	13	-	26	252
Guy Nathanzon, CFO	172	48	49	10	279
Motty Katz, former President of Turbochrome	111	85	43	9	248
Tamir Ziv, former EVP of Engineering & Technology	136	61	38	-	235

(1)	All amounts reported in the table are in terms of cost to TAT, as recorded in our financial statements.
(2)
All executive officers listed in the table are or were full-time employees during 2017. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2017.

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

(4)	Amounts reported in this column refer to variable compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2017.
(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2017 in connection with equity-based compensation granted to the Covered Executive.

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

Mr Igal Zamir’s On Target Cash Plan payment for fiscal year 2017 was determined in its entirety by the Company Target. Mr. Zamir achieved 83.0% of the Company Target (out of 100%), as set forth in the table below:

	Reference points	Actual achieved
Company Target	100%	83.0%
Revenue	20%	20.5%
Gross profit	15%	14.7%
EBITDA	50%	47.8%
Operating cash flow	15%	0%
Total	100%	83.0%

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

C.          Employees

As of December 31, 2017, TAT and its subsidiaries employed 634 employees, of whom 543 were employed in manufacturing and quality control, 24 were employed in engineering and research and development and 67 were employed in administration, sales and marketing. Of such employees, 323 were located in Israel and 311 were employed by Limco and Piedmont and located in the United States.

Employees in Israel are employed under collective or individual employment agreements. Senior employees in special positions and members of management are employed under individual agreements. Collective bargaining agreements are signed for specified terms and are renewed from time to time. In July 26, 2017 we entered into a new collective bargaining agreement in Gedera with the Union which will be in effect until March 31, 2020. The collective bargaining agreement in Turbochrome is in effect until 2020. The collective bargaining agreements govern certain aspects of our employer-employee relations, such as termination procedures, annual salary increases, eligibility for certain compensation terms and employee welfare. By law, in the event that a new collective bargaining agreement is not signed, the terms of the original agreement are extended for an unlimited period, unless one party gives notice to the other of its termination. As at the date of this annual report, no notice of cancellation had been given for either of the collective bargaining agreements currently in effect at TAT. As of the date of this report, we were engaged in negotiations with another workers union to form a new collective bargaining agreement with respect to our employees in Gedera.

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

As of December 31, 2017, options to purchase 331,042 ordinary shares were outstanding under the Plan, exercisable at an average exercise price of $9 per share.  During 2017 total of 19,584 options were exercised.

Item 7.          Major Shareholders and Related Party Transactions

A.          Major Shareholders

The following table sets forth certain information as of January 31, 2018, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
FIMI Funds (3)	5,254,908	59.4%
Yelin Lapidot Holdings Management Ltd. (4)	563,729	6.4%

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

(2)	The percentages shown are based on 8,848,028 ordinary shares issued and outstanding as of January 31, 2018 (net of 274,473 dormant shares).

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

(4)
This information is based on information provided in the Schedule 13G/A filed with the SEC by Dov Yelin, Yair Lapidot and Yelin Lapidot Holdings Management Ltd. (collectively, “Yelin Lapidot”) on January 31, 2018. The business address of Yelin Lapidot is 50 Dizengoff Street, Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of December 31, 2017, there were 36 holders of record of our ordinary shares, of which 33 record holders holding less than 1.0% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held by brokers or other nominees including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 69% of our outstanding ordinary shares as of such date.

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

Item 9.          The Offer and Listing

A.          Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low sales prices of our ordinary shares on NASDAQ and the TASE (in dollars and NIS, respectively):

	NASDAQ (1)		Tel Aviv Stock Exchange (2)
	High	Low	High	Low
Fiscal Year Ended December 31, 2004	9.80	6.21	—	—
Fiscal Year Ended December 31, 2005	9.35	5.25	35.50	29.70
Fiscal Year Ended December 31, 2006	19.52	5.92	82.10	30.25
Fiscal Year Ended December 31, 2007	28.18	11.37	116.70	47.68
Fiscal Year Ended December 31, 2008	12.24	3.62	53.00	15.52
Fiscal Year Ended December 31, 2009	9.13	3.95	33.90	16.53
Fiscal Year Ended December 31, 2010	9.38	5.19	37.36	18.30
Fiscal Year Ended December 31, 2011	6.32	4.20	22.19	15.68
Fiscal Year Ended December 31, 2012	6.05	3.64	23.42	14.81
Fiscal Year Ended December 31, 2013	8.05	5.58	28.93	20.60
Fiscal Year Ended December 31, 2014	8.54	5.85	30.13	23.28
Fiscal Year Ended December 31, 2015	7.76	6.11	29.65	24.26
Fiscal Year Ended December 31, 2016	8.95	6.4	33.75	26.01
Fiscal Year Ended December 31, 2017	12.4	7.8	43.29	28.62

(1)	On June 24, 2009 TAT’s ordinary shares began trading on the NASDAQ Global Market.

(2)	TAT’s ordinary shares began trading on the TASE in August 2005.

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low sales prices of our ordinary shares on NASDAQ and the TASE (in dollars and NIS, respectively):

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
2016
First Quarter	7.45	6.4	28.1	26.62
Second Quarter	7.39	6.64	27.89	26.52
Third Quarter	8.95	6.64	33.75	27.51
Fourth Quarter	8.9	6.65	33.42	26.01

2017
First Quarter	9.8	7.75	35.56	28.62
Second Quarter	12.4	9.3	43.29	34.48
Third Quarter	11.25	10.25	40.88	36.15
Fourth Quarter	11.5	10.2	40.12	35.58

2018
First Quarter	11.05	8.7	31.99	38.19

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low sales prices of our ordinary shares on the NASDAQ and the TASE (in dollars and NIS, respectively):

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2017	11.5	10.6	40.12	37.89
November 2017	11.21	10.25	39.05	36.30
December 2017	10.95	10.2	38.36	35.58
January 2018	11.05	10.3	38.19	35.65
February 2018	10.5	9.4	36.23	34.01
March 2018	8.7	10.2	31.99	35.12

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 24% in 2017 and 23% in 2018 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise or a Technology Enterprise may be considerably less. Capital Gain derived by an Israeli resident company are subject to tax at the regular corporate tax rate (24% in 2017 and 23% in 2018 and thereafter).

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

We have one capital investment program that has been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, the “Investment Law”, and one program that qualify as a “Benefited Enterprise” pursuant to an amendment to the Investment Law that came into effect on April 1, 2005 (the “April 2005 amendment”). These programs were waived as part of the "Preferred Enterprise" which is part of the "2011 Amendment" mentioned below.

Prior to the April 2005 amendment, the Investment Law provided that capital investments in a production facility (or other eligible assets), may be designated as an Approved Enterprise upon prior approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor (the “Investment Center”).

The April 2005 amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under that amendment provided for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise).  Among other things, the April 2005 amendment provided tax benefits to both local and foreign investors.  Companies that meet the specified criteria received the tax benefits without need for prior approval and instead, a company was to claim the tax benefits offered by the Investment Law directly in its tax returns.

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

After expiration of the initial tax exemption period, the company is eligible for what was considered then a reduced corporate tax rate of 10% to 25%, depending on the extent of foreign investment in the company, for the following five to eight years, depending on the geographic location of the Benefited Enterprise within Israel,,. The benefits period was limited to 12 years from completion of the investment under the approved plan or 14 years from the date of the approval, whichever is earlier. A company in which more than 25% of the shareholders are non-residents of Israel, defined under the Investment Law as a Foreign Investors Company, may be eligible for benefits for an extended period of up to ten years.

If a company distributes dividends from tax-exempt Approved Enterprise and/or Benefited Enterprise income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that applies to it after the initial exemption period. Distribution of dividends derived from Approved Enterprise and Benefited Enterprise income that was taxed at reduced rates, but not tax exempt, does not result in additional tax consequences to the company. Shareholders who receive dividends derived from approved enterprise and Benefited Enterprise income are generally taxed at a rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years.

The benefits available to an Approved Enterprise and Benefited Enterprise were conditioned upon terms stipulated in the Investment Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and, for an Approved Enterprise, the conditions contained in the certificate of approval from the Investment Center.  If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the CPI in Israel plus interest. We believe that our Approved Enterprise and Benefited Enterprise programs operated in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

We have derived a material portion of our operating income from our Approved Enterprise and Benefited Enterprise facilities. We were therefore eligible for a tax exemption for a limited period on undistributed Approved Enterprise and Benefited Enterprise income. We intend to reinvest the entire amount of our tax-exempt income and not to distribute this income as a dividend

Until December 31, 2010, TAT and Turbochrome have elected to participate in the alternative package of tax benefits for their Approved and Benefited Enterprise under the law.

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

Tax Benefits under the 2011 Amendment

Under the transitional provisions of the 2011 Amendment, the company elected to irrevocably implement the 2011 Amendment with respect to its existing Approved and Beneficiary Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment.

Dividends paid out of income attributed to a Preferred Enterprise will be subject to a withholding tax at the source at the rate of 20%, or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if the funds are subsequently distributed to individuals or to non-Israeli residents (individuals and corporations), the withholding tax would apply).

A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived from its Preferred Enterprise, unless the Preferred Enterprise is located in development area A, in which case the rate will be 7.5% (our operations are currently not located in development area A).

TAT is located in an area in Israel that is designated as elsewhere and as such entitled to reduce tax rates of 15% during 2011-2012, 12.5% in 2013, and 16% in 2014 and thereafter.

Turbochrome is located in an area in Israel that is designated as Zone A and as such entitled to reduce tax rates of 10% during 2011-2012, 7% in 2013, and 9% in 2014, 2015 and 2016.

Tax Benefits under the 2017 Amendment

An amendment to the Investment Law, or the 2017 amendment, which became effective as of January 1, 2017, provides new tax benefit to Preferred companies for two types of "Technology Enterprise", as described below, an is in addition to the other existing tax beneficial programs under the Investment Law.

The new incentives regime will apply to "Preferred Technological Enterprises" that meet certain conditions, as detailed in the amendment. Preferred Technological Enterprises will be subject to a corporate tax rate of 12% unless the Preferred Technological Enterprise is located in development zone A, in which case the rate will be 7.5% with respect to the portion of income derived from intellectual property developed in Israel. The withholding tax on dividends from such enterprises will be 4% for dividends paid to a foreign parent company holding at least 90% of the shares of the distributing company. For other dividend distributions, the withholding tax rate will be 20% (or a lower rate under a tax treaty, if applicable).

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

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), an ‘Industrial Company’ is an Israeli resident company, with at least 90% of the income of which, in a given tax year, (exclusive of income from some government loans) is derived from an Industrial Enterprise owned by it and located in Israel or in the "Area", in accordance with the definition in the section 3a of the Ordinance. An ‘Industrial Enterprise‘ is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Under the Industry Encouragement Law, Industrial Companies are entitled to the following tax benefits:

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

Taxation of Dividends Paid on our Ordinary Shares

Taxation of Israeli Shareholders

A distribution of dividends from income, which is not attributed to an Approved Enterprise/ Benefited Enterprise/ Preferred Enterprise to an Israeli resident individuals, will generally be subject to Israeli income tax, at the rate of 25%, or 30% for a recipient that is a "Controlling Shareholder" (within the meaning of the Israeli Income Tax Ordinance) at the time of distribution or at any time during the 12-month period preceding such distribution.

However, dividends distributed from taxable income accrued during the benefits period of a Benefited Enterprise, subject to certain time limitations, are generally subject to Israeli income tax at the reduced rate of 15%. Dividends paid out of income attributed to a Preferred Enterprise are generally subject to Israeli income tax at the source at the rate of 20%.

Generally, Israeli resident corporations are exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations, unless the dividends are distributed from taxable income that has accrued during the benefits period of Approved Enterprise of Benefited Enterprise, in which case they are taxable at the rate of 15%.

It should be noted that we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability to those tax rates.

Taxation of Non-Israeli Shareholders

The Ordinance generally provides that a non-Israeli resident (either individual or corporation) is subject to, an Israeli income tax at the rate of 25%, or 30% if the recipient is a "Controlling Shareholder" at the time of distribution or at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

As aforesaid, dividends derived from any of our income generated by an Approved Enterprise or Benefited Enterprise, are subject to withholding tax at a rate of 15%, and dividends derived from any of our income generated by a Preferred Enterprise are subject to withholding tax at a rate of 20%.

Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally the maximum rate of withholding tax on dividends, not generated by Benefited Enterprises, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividends, is 12.5%, provided that no more than 25% of our gross income of such preceding year consists of certain types of dividends and interest if a certificate for a reduced withholding tax rate is obtained in advance from the Israeli Tax Authority. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise or a Preferred Enterprise are subject to withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met.

The aforementioned rates under the United States-Israel Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

When the amount of tax due is not fully withheld at source, such non-Israeli resident is obligated to file a tax return, report his or her Israeli income and pay the balance of the amount of tax due.

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

Effects of Currency Exchange Fluctuations

Our financial statements are stated in dollars, while a portion of our expenses, primarily labor expenses, is incurred in NIS and a part of our revenues are quoted in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. As a result, our operations may be affected by fluctuations of the U.S. dollar/NIS exchange rate. During 2014 the NIS appreciated against the U.S. dollar by 12%. During 2015 the exchange rates between the NIS and the U.S. dollar did not changed materially. During 2016 the NIS appreciated against the U.S dollar by 1.5%. This trend continued through the end of June 2017, during which the NIS appreciated against the U.S dollar by an additional 9%. From the end of June 2017 until August 2017 the NIS depreciated against the U.S dollar by 3%. From August 2018 until the end of 2017 the NIS appreciated against the U.S dollar by 3.5%.

Through the end of February 2018 the exchange rates between the NIS and the U.S dollar did not changed materially. We estimate that a devaluation of 1% of the U.S. dollar against the NIS would result in a decrease of approximately $ 213 thousands in our operating income. We are hedging a portion of our exchange rate risk through forward transactions and the use of other derivative instruments.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2017, our internal control over financial reporting is effective.

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

	Year Ended December 31,
Services Rendered	2017	2016
Audit (1)	$219,000	$231,000
Tax (2)	78,000	98,000
Total	$297,000	$329,000

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

PART III

Item 17.        Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

Item 18.        Financial Statements

Consolidated Financial Statements of the Company

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3-F-4
Consolidated Statements of Operations	F-5-F-6
Consolidated Statements of Comprehensive Income	F-7
Consolidated Statements of Changes in Shareholders' Equity	F-8
Consolidated Statements of Cash Flows	F-9-F10
Notes to Consolidated Financial Statements	F-11

Item 19.          Exhibits

The following exhibits are filed as a part of this Annual Report:

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (filed herewith) (8)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	2012 Stock Option Plan (7)

4.2	Agreement dated February 10, 2000, by and between the Registrant and TAT Industries Ltd. (English summary translation) (2)

4.3	English translation of Share Sales Agreement, dated March 27, 2008, by and between the Registrant and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.4	English translation of Shareholders’ Agreement, dated May 21, 2008, by and between the Registrant, Tat Industries Ltd. and Bental Investments Cooperative Agricultures Society Ltd. (5)

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
Guy Nathanzon
Chief Financial Officer (Principal Accounting Officer)

Date: April 24, 2018

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders of
TAT Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management and board of directors. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
April 24, 2018	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2009.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,
P.O Box 50005 Tel-Aviv 6150001  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	December 31,
	2017	2016

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$17,514	$21,433
Short-term bank deposits	470	964
Accounts receivable, net	25,744	21,572
Other current assets and prepaid expenses	2,363	1,687
Inventory, net	38,630	39,269

Total current assets	84,721	84,925

NON-CURRENT ASSETS:
Investment in affiliates	1,192	1,019
Funds in respect of employee rights upon retirement	2,779	2,660
Deferred income taxes	937	896
Intangible assets, net	1,045	1,179
Property, plant and equipment, net	21,321	21,298

Total non-current assets	27, 274	27,052

Total assets	$111,995	$111,977

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands, except share data

	December 31,
	2017	2016

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	$9,348	$8,406
Accrued expenses	8,331	9,836

Total current liabilities	17,679	18,242

NON CURRENT LIABILITIES:
Other long-term liabilities	146	151
Liability in respect of employee rights upon retirement	3,235	2,994
Deferred income taxes	2,361	1,938

Total non-current liabilities	5,742	5,083

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 11)

Total liabilities	23,421	23,325

EQUITY:
Ordinary shares of NIS 0.9 par value : Authorized: 10,000,000 shares at December 31, 2017 and 2016; Issued: 9,122,501 shares at December 31, 2017 and 9,102,917 shares at December 31, 2016; Outstanding: 8,848,028 shares at December 31, 2017 and 8,828,444 shares at December 31, 2016	2,802	2,797
Additional paid-in capital	65,073	64,760
Treasury shares, at cost, 274,473 shares at December 31, 2017 and 2016	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	135	(73)
Retained earnings	22,652	23,256
Total shareholders' equity	88,574	88,652

Total liabilities and shareholders' equity	$111,995	$111,977

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands

	Year ended December 31,
	2017	2016	2015

Revenue:
Products	$36,053	$30,431	$31,339
Services	70,474	65,363	54,268
	106,527	95,794	85,607

Cost of revenue:
Products	28,096	23,788	24,466
Services	57,987	52,969	47,476
	86,083	76,757	71,942

Gross profit	20,444	19,037	13,665

Operating expenses:
Research and development, net	731	1,140	890
Selling and marketing	4,974	3,876	2,903
General and administrative	9,409	10,023	8,469
Other expenses (income)	53	(138)	631
Gain on bargain purchase	-	-	(4,833)

	15,167	14,901	8,060

Operating income	5,277	4,136	5,605

Financial expenses	(1,132)	(1,139)	(1,262)
Financial income	794	985	913

Income before taxes on income	4,939	3,982	5,256

Taxes on income	2,333	3,865	644

Income before equity investment	2,606	117	4,612

Share in results of equity investment of affiliated companies	(210)	(55)	1,237

Net income	$2,396	$62	$5,849

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands, except share and per share data

	Year ended December 31,
	2017	2016	2015

Net income per share basic and diluted	$0.27	$0.01	$0.66

Weighted average number of shares outstanding:
Basic	8,848,028	8,828,444	8,808,344
Diluted	8,909,072	8,830,764	8,810,689

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S dollars in thousands

	Year ended December 31,
	2017	2016	2015
Net income	$2,396	$62	$5,849
Other comprehensive income (loss), net
Net unrealized gains (losses) from derivatives	(686)	174	(5)
Reclassification adjustments for gains from derivatives included in net income	894	(243)	1
Total other comprehensive income (loss)	208	(69)	(4)

Total comprehensive income (loss)	$2,604	$(7)	$5,845

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2014	9,082,817	$2,793	$64,491	$-	$(2,088)	$20,345	$85,541
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015:
Comprehensive income (loss)	-	-	-	(4)	-	5,849	5,845
Share based compensation	-	-	38	-	-	-	38
BALANCE AT DECEMBER 31, 2015	9,082,817	$2,793	$64,529	$(4)	$(2,088)	$26,194	$91,424
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016:
Comprehensive income (loss)	-	-	-	(69)	-	62	(7)
Share based compensation	-	-	105	-	-	-	105
Exercise of options	20,100	4	126	-	-	-	130
Dividend distributed	-	-	-	-	-	(3,000)	(3,000)
BALANCE AT DECEMBER 31, 2016	9,102,917	$2,797	$64,760	$(73)	$(2,088)	$23,256	$88,652
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017:
Comprehensive income	-	-	-	208	-	2,396	2,604
Share based compensation	-	-	174	-	-	-	174
Exercise of options	19,584	5	139	-	-	-	144
Dividend distributed	-	-	-	-	-	(3,000)	(3,000)
BALANCE AT DECEMBER 31, 2017	9,122,501	$2,802	$65,073	$135	$(2,088)	$22,652	$88,574

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,396	$62	$5,849

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,941	3,636	2,781
Loss on sale of property, plant and equipment	54	12	-
Loss (gain) from change in fair value of derivatives	(490)	(152)	10
Interest from short-term bank deposits and restricted deposits	(6)	(24)	(33)
Change in provision for doubtful accounts	321	(29)	206
Share in results and sale of equity investment of affiliated companies	210	55	(1,237)
Share based compensation	174	105	38
Gain on bargain purchase	-	-	(4,833)
Liability in respect of employee rights upon retirement	241	123	28
Deferred income taxes, net	382	1,670	(21)
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(4,493)	(2,392)	(2,375)
Decrease (increase) in other current assets and prepaid expenses	488	1,487	(85)
Decrease (increase) in inventory	210	(2,707)	(571)
Increase in trade accounts payable	578	1,192	436
Increase (decrease) in accrued expenses	(1,505)	2,521	525
Increase (decrease) in other long-term liabilities	(5)	(38)	15
Net cash provided by operating activities	$2,496	$5,521	$733

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of subsidiary, net of cash acquired in the amount of $1,164 (see note 3a)	-	-	(1,796)
Proceeds from sale of equity investment of affiliated company	-	-	3,624
Investment in affiliated company	(383)	(905)	-
Funds in respect of employee rights upon retirement	(156)	2	8
Proceeds from sale of property and equipment	-	17	9
Purchase of property and equipment	(3,520)	(5,702)	(3,315)
Investment in short-term deposit	-	-	(8,109)
Maturities of short-term deposits	500	7,182	5,109
Net cash provided by (used in) investing activities	$(3,559)	$594	$(4,470)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	(3,000)	(3,000)	-
Repayments of short-term loans	-	-	(469)
Payment of contingent consideration	-	(500)	-
Exercise of options	144	130	-
Net cash used in financing activities	(2,856)	(3,370)	(469)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,919)	2,745	(4,206)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	21,433	18,688	22,894

CASH AND CASH EQUIVALENTS AT END OF YEAR	$17,514	$21,433	$18,688

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOW:
Purchase of property, plant and equipment on credit	$632	$268	$76

Supplemental disclosure of cash flow information:
Interest paid	$(35)	$(2)	$(4)
Income taxes paid	$(2,397)	$(1,473)	$(1,321)

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

b.
TAT has the following wholly-owned subsidiaries: Limco-Piedmont Inc. (“Limco-Piedmont”), and Turbochrome Ltd. (“Turbochrome”). Additionally the Company holds 51% of TAT-Engineering LLC (“TAT-Engineering”), hereinafter collectively referred to as the “Group”.

c.
On November 25, 2015, the Company signed an agreement with Russian-based Engineering Holding of Moscow (“Engineering”), to establish a new facility for the provision of services for heat transfer products. The new company, TAT-Engineering LLC, is based in Novosibirsk’s Tolmachevo airport. TAT-Engineering, LLC shall provide services for heat transfer products. 51% of TAT-Engineering LLC's shares are held by TAT and the remaining 49% are held by Engineering. The accounting treatment of the joint venture is based on the equity method due to variable participating rights granted to Engineering. The new entity was established in January 2016.

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

All highly liquid investments, which include short-term bank deposits, that are not restricted as to withdrawal or use, and short-term debentures, the period to maturity of which do not exceed three months at the time of investment, are considered to be cash equivalents.

f.	Short-term bank deposits

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits bear interest at an average annual rate of approximately 0.6% in both 2017 and 2016.

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

Inventory is measured at the lower of cost and net realizable value.

Inventories include raw materials, parts, work in progress and finished products.

Cost of raw material and parts is determined using the “moving average” basis. Cost of work in progress and finished products is calculated based on actual costs. Capitalized production costs components, mainly labor and overhead, are determined on average basis over the production period.

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

Property, plant and equipment are stated at cost, after deduction of the related investment grants, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Years

Buildings and leasehold improvements	7 - 39
Machinery and equipment	3 - 17
Motor vehicles	6 - 7
Office furniture and equipment	3 - 17
Software	3-5

Leasehold improvements are included in buildings and amortized using the straight line method over the period of the lease contract, or the estimated useful life of the asset, whichever is shorter.

j.	Grants from National Authority for Technological Innovation (“NATI”):

Grants received from the NATI for approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction from research and development expenses.  Due the fact that the Company is defined as a "Traditional Industry Company", under the NATI regulations, the majority of grants are non-royalty bearing.

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

Identifiable intangible assets are comprised of definite lived intangible assets - customer relationships, which are amortized using the straight-line method over their estimated period of useful life as determined by identifying the period in which substantially all of the cash flows are expected to be generated. Amortization of customer relationships is recorded under and selling and marketing expenses.

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

Revenues from the sale of products are recognized when persuasive evidence of an arrangement exists, all risks and benefits are passed, provided the collection of the resulting receivable is reasonably assured, the price is fixed or determinable and no significant obligation exists. The Group does not grant a right of return.

Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passed) to the customer.

Revenues from MRO services are generally recognized when services are completed. In cases in which contracts require exchanging a defective landing gear for a restored gear, the non-refundable minimum amounts from these contracts are recognized on the exchange date (delivery of the product has occurred), and any additional amounts billed to the customer for excess hours of repair, are recognized when the customer approve the price for these additional services.

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

The Group did not provide for deferred taxes attributable to dividend distribution out of retained tax-exempt earnings from "Approved/Benefited Enterprise" plans (see note 14(a)), since it intends to permanently reinvest them and has no intention to declare dividends out of such tax exempt income in the foreseeable future. Management considers such retained earnings to be essentially permanent in duration.  The payment of dividend in 2017 and 2016 was paid from foreign subsidiaries earnings of the Company and earnings from regular income of the Israeli company, respectively.

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

The Group applies ASC 718 "Stock Based Compensation" with respect to employees and directors options, which requires awards classified as equity awards to be accounted for using the grant-date fair value method. The fair value of share-based awards is estimated using the Black-Scholes valuation model, the payment transaction is recognized as expense over the requisite service period, net of estimated forfeitures. Until December 31, 2016, the Company estimated forfeitures based on historical experience and anticipated future conditions. The Company has adopted the guidance related to share-based compensation accounting as of January 1, 2017, and as of that date has elected to recognize forfeitures as they occur.

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

Comprehensive income in 2017 and 2016 includes, in addition to net income or loss, gains and losses of derivatives (net of related taxes where applicable).

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

(5)
In February 2016, the FASB which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less may be accounted for similar to existing guidance for operating leases today. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective on January 1, 2019, with early adoption permitted. The Company is in the process of evaluating the impact of this new guidance on its financial statements.

(6)
In August 2017, the FASB issued Accounting Standard Update which targets improvements to accounting for hedging activities which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. The guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is in the process of evaluating the impact of this new guidance on its financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -        SIGNIFICANT ACCOUNTING POLICIES (CONT)

bb.	Recently Issued Accounting Principles (cont.):

(7)
In May 2014, FASB issued Accounting Standards Update "Revenue from Contracts with Customers." ASU 2014-09 will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances.

The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted in annual periods beginning after December 15, 2016). The guidance permits the use of either a retrospective or cumulative effect transition method. The Company intends to apply the new standard on its effective date (January 1, 2018) to uncompleted contracts as of that date, in accordance with the transitional directive which allows recognition of the cumulative effect of the initial application as an adjustment to the opening balance of retained earnings as of January 1, 2018.

The company has adopted the following exemptions and accounting policies:

a.	The Company has chosen to account for shipping as a fulfillment costs, in cases in which the shipping occurs after the customer has obtained control of a good.
b.
The Company has chosen not to adjust the promised amount of consideration for the effects of a significant financing component, in cases in which the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

c.	The Company has chosen to present all sales taxes collected from customers on a net basis.

The Company examined the expected effects of the application of the new standard and it does not anticipate a material impact on its consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -        BUSINESS COMBINATION AND INVESTMENT IN AN AFFILIATED COMPANY

a.	Turbochrome

1.	In August, 2015 the company entered into a definitive agreement to acquire Turbochrome Ltd.

On October 19, 2015, the company completed the share acquisition for approximately $3,500 (subject to certain price adjustments). The acquisition was funded through cash on hand. TAT was obligated to pay additional amounts of up to $2,000 in the event that Turbochrome Ltd. meets certain annual revenue targets in 2015 and 2016 (See Note 11 (g) for additional information regarding the contingent consideration associated with this acquisition). The earn-out payment was based on the actual revenues of Turbochrome during the calendar years 2015 and 2016. The Company has paid $ 0.5 million for the earn-out payment.

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

3.
Below are certain unaudited pro forma condensed consolidated statements of operations data for the year ended December 31, 2015, as if the acquisition of Turbochrome Ltd. had occurred at the beginning of the year 2014, after giving effect to purchase accounting adjustments. Including amortization of identifiable intangible assets and the gain on bargain purchase. The gain on bargain purchase and transaction costs were included in net income for the year ended December 31, 2014.

This unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained as if the acquisition takes place at the beginning of 2014 nor is it necessarily indicative of future results.

Year ended December 31
2015
Revenue	92,230
Net income	801
Earnings per share:
Basic and Diluted	0.09

b.	FAvS

As of December 31, 2017 and 2016, the company has 4.9% of First Aviation Services ordinary shares, a provider of repair and overhaul, rotables management and related engineering services to the aviation industry worldwide.

On March 11, 2015, Piedmont Aviation Component Services, LLC, an indirect subsidiary of TAT, entered into an agreement to sell 237,932 shares of Class B Common Stock of FAvS representing 23.18% of FAvS' share capital and its entire holdings (16,253) of FAvS' Series A Preferred stock. The purchase price for the Class B Shares was $8.40 per Class B Shares, for an aggregate purchase price of $1,999, and the purchase price for the Series A Preferred stock was $100 per Preferred Share, for an aggregate purchase price of $1,625. The total gain from the sale of FAvS' stock was $1,198. After the transaction the company owns 4.9% of FAvS’ ($169 at cost basis). From March 11, 2015 FAVS' investment is based on the cost method.

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

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments:

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Derivative financial instruments	$-	$159	$-	$159

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Liabilities:
Derivative financial instruments	$-	$74	$-	$74

a.	Derivative financial instruments:

The company hedges the foreign currency risk arising from probable forecasted Israeli Shekel ("ILS") expenses as part of its risk management policy. The risk management objective is to hedge the foreign currency exchange rate fluctuations associated with ILS denominated forecasted probable expenses according to the company's hedging policy. The majority of the ILS exposure arises from expected related salary expenses. The company enters into contracts for derivative financial instruments forward contracts in order to execute its policy. Such derivatives are recognized at fair value. The fair value of forward contracts is calculated as the difference between the forward rate on valuation date and the forward rate on the original forward contract, multiplied by the transaction's notional amount. At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The hedge effectiveness is assessed at the end of each reporting period. The effective portion of the gain or loss on the hedging instrument is recognized as other comprehensive income (loss), while any ineffective portion is recognized immediately in profit or loss through finance income (expenses), net. Amounts recognized as other comprehensive income (loss) are reclassified to profit or loss when the hedged transaction affects profit or loss, such as when the hedged expense is recognized. If the forecast expense is no longer expected to occur, amounts previously recognized in equity are reclassified to profit or loss. If the hedging instrument expires or is sold, terminated or exercised, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecast expense occurs.

As of December 31, 2017 and 2016, the company has open forward contracts with a notional total amount of $8,101 and $12,399, respectively.

The carrying amounts of financial instruments include cash and cash equivalents, short-term bank deposits, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short maturities.

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

	December 31,
	2016	2015

Fair value at the beginning of the period	$640	$-
Additional resulting from Turbochrome acquisition	-	640
Adjustments to the provision resulting from Turbochrome acquisition	(640)	-
Fair value at the end of the period	$-	$640

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5 -	INVENTORY

Inventory is composed of the following:

	December 31,
	2017	2016

Raw materials and components	$9,428	$10,715
Work in progress	21,875	21,618
Spare parts	6,584	5,743
Finished goods	743	1,193

Total inventory (*)	$38,630	$39,269

(*) The total amount of Rotables included in the company inventory for the years ended December 31, 2017 and 2016 were $8,615 and $8,345, respectively.

Slow inventory expenses amounted to $964, $1,138 and $440 for the years ended December 31, 2017, 2016 and 2015, respectively.

The company maintains a wide range of exchangeable units and other spare parts related to its products and services in various locations. Due to the long lead time of its suppliers and manufacturing cycles, the company needs to forecast demand and commit significant resources towards these inventories. As such, the company is subject to significant risks including excess inventory no longer relevant.

NOTE 6 -        PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2017	2016
Cost:
Land and buildings	$12,385	$11,966
Machinery and equipment	48,848	46,129
Motor vehicles	472	362
Office furniture and equipment	2,039	1,926
Software	1,419	1,354
	65,163	61,737

Less: Accumulated depreciation	43,842	40,439
Depreciated cost	$21,321	$21,298

Depreciation expenses amounted to $3,807, $3,501 and $2,753 for the years ended December 31, 2017, 2016 and 2015, respectively.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 -        INTANGIBLE ASSETS

Intangible assets:

	December 31,
	2017	2016
Customer relationships
Cost	$1,342	$1,342
Accumulated amortization	(297)	(163)
Amortized cost	$1,045	$1,179

NOTE 8 -        OTHER BALANCE SHEETS SUPPLEMENTAL INFORMATION

Accrued expenses:

	December 31,
	2017	2016

Employees and payroll accruals	$3,814	$3,386
Accrued expenses	711	838
Authorities	957	1,722
Advances from customers	863	1,861
Deferred income	254	441
Warranty provision	306	338
Accrued royalties	1,180	1,176
Other	246	74

	$8,331	$9,836

NOTE 9 -        TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties:

	Year ended December 31,
	2017	2016	2015

Compensation and benefits to senior management, including benefit component of option grants	$1,615	$1,464	$1,236
Number of individuals to which this benefit related	5	5	5
Compensation and benefits to the chairman of the Board	$167	$167	$173
Number of individuals to which this benefit related	1	1	1
Compensation and benefits to directors	$150	$161	$161
Number of individuals to which this benefit related	5	6	5

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 -	LONG-TERM EMPLOYEE-RELATED OBLIGATIONS

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

Severance pay (cont.):

In the years ended December 31, 2017 and 2016, the Company deposited $252 and $228, respectively, with pension funds and insurance companies in connection with its severance payment obligations.

The amounts of severance payment expenses for the Israeli companies were $910, $777 and $554 for the years ended December 31, 2017, 2016 and 2015, respectively.

Limco-Piedmont sponsors a 401(K) safe harbor profit sharing plan covering substantially all of its employees. The plan requires the employer to contribute a match which is currently done on a payroll period basis, matching 100% of the first 2% and 50% of the next three percent. In addition, the plan allows for a discretionary qualified non-elective contribution for the plan year. Contributions to the plan by Limco-Piedmont were $350, $344 and $261 for the years ended December 31, 2017, 2016 and 2015, respectively.

The Group expects to contribute approximately $900 in 2018 to the pension funds and insurance companies in respect of their severance and pension pay obligations.

The amounts of severance payments, actually paid to retired employees, by TAT were $96, $230 and $166 for the years ended December 31, 2017, 2016 and 2015.

TAT expects to pay $2,346 in future benefits to their employees during 2018 through 2027 upon their normal retirement age. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date.

These amounts do not include amounts that might be paid to employees that will cease working for the Israeli company before their normal retirement age.

Year	Amount
2018	$1,142
2019	267
2020	54
2021	54
2022	13
Thereafter (through 2027)	816
$2,346

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -      COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commissions arrangements:

The Group is committed to pay marketing commissions ranging 1% to 10% to sale agents of total sales contracts. Commission expenses were $664, $774 and $678 for the years ended December 31, 2017, 2016 and 2015, respectively. The commissions were recorded as part of the selling and marketing expenses.

b.	Royalty commitments:

(1)
TAT is committed to pay royalties to third parties through 2017, ranging from 12% to 17% of sales of products developed by the third parties. Royalty expenses were $25, $216 and $273 for the years ended December 31, 2017, 2016 and 2015, respectively. The royalties were recorded as part of the cost of revenues.

(2)
Limco-Piedmont is committed to pay royalties to a third party, ranging 5% to 13% of sales of products purchased from the third party. That third party is the exclusive manufacturer of the products for which Limco-Piedmont provides MRO services. In addition, Limco-Piedmont is committed to pay said third party royalties of 20%, on parts reclaimed to use in MRO services or sold to our customers when they are manufactured by the third party. Royalty expenses were $1,885, $1,561 and $1,248 for the years ended December 31, 2017, 2016 and 2015, respectively. The royalties were recorded as part of the cost of revenues.

c.	Lease commitments:

Limco-Piedmont leases some of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2025. Certain leases contain renewal options as defined in the agreements. Lease expense totaled $460, $454 and $419 for the years ended December 31, 2017, 2016, and 2015 respectively.

TAT leases its factory from TAT Industries until the end of 2024. Lease expense totaled $740, $681 and $667 for the years ended December 31, 2017, 2016, and 2015 respectively.

As of December 31, 2017, future minimum rental payments under non-cancelable operating leases are as follows:

Year	Amount
2018	$1,146
2019	1,137
2020	1,161
2021	1,193
2022 and after	3,861
Total	$8,498

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -      COMMITMENTS AND CONTINGENT LIABILITIES (CONT)

d.	Legal claims contingencies:

TAT is aware that in 2016 and 2017, two cases were filed in Kansas federal court naming TAT and others as defendants.  Both plaintiffs allege property damage resulting from failed precoolers for an aggregate amount of approximately $900. TAT intends to vigorously defend against these claims. TAT maintains insurance that it expects will be sufficient to address any potential judgment, settlement or litigation costs associated with these cases.  Further, TAT does not believe the outcome of these matters will have a significant effect on its financial position or profitability.

e.	Guarantees:

(1)	In order to secure TAT's liability to the Israeli customs, the Company provided a bank guarantee in the amount of $183. The guarantee is linked to the consumer price index and is valid until Jan 2019.

(2)
In order to secure the TAT's liability to the lessor of its premises, the Company provided a bank guarantee in the amount of $741. The guarantee is linked to the consumer price index in Israel and is valid until June 2018.

(3)	In order to secure TAT's liability for warranty to a costumer, the Company provided a bank guarantee in the amount of $40. The guarantee is valid until April 2021.

(4)	In order to secure Turbochrome liability to the Ministry of Defense, the Company provided a bank guarantee in the amount of $11.

f.	Vehicle Lease

The Company entered into several three-year leases for vehicles.  The current monthly lease fees aggregate approximately $32. The expected lease payments for the years ending December 31, 2018, 2019 and 2020 are approximately $246, $148 and $49, respectively.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 -      SHAREHOLDERS' EQUITY (CONT)

b.	Stock option plans (cont):

(2)	On July 1, 2015, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 80,000 Options, at an exercise price of $7.15 per share, to senior executives.

(3)	On October 1, 2015, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 40,000 Options, at an exercise price of $7.15 per share, to senior executives.

(4)	On March 29, 2016, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 40,000 Options, at an exercise price of $7.63 per share, to senior executives.

(5)	On June 23, 2016, pursuant to the 2012 Plan, TAT’s Shares Holders meeting approved the grant of 100,000 Options, at an exercise price of $7.54 per share, to senior executives.

(6)	On November 3, 2016, pursuant to the 2012 Plan, TAT’s Shares Holders meeting approved the grant of 50,000 Options, at an exercise price of $7.34 per share, to the chairman of the board.

(7)	On December 28, 2016, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 60,000 Options, at an exercise price of $10 per share, to senior executives.

(8)	On March 6, 2017, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 30,000 Options, at an exercise price of $8.9 per share, to senior executives.

(9)	On August 10, 2017, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 45,000 Options, at an exercise price of $11.39 per share, to senior executives.

(10)
On October 30, 2017, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 80,000 Options, at an exercise price of $11.54 per share, to senior executives, which were granted on January 2, 2018.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 -      SHAREHOLDERS' EQUITY (CONT)

b.	Stock option plans (cont):

The fair value of the Company’s stock options granted under the 2012 plan for the years ended December 31, 2017, 2016 and 2015 was estimated using the following assumptions:

	2017	2016	2015

Expected stock price volatility	33.3% – 40.5%	37.7% – 40.3%	35.07% – 38.97%
Expected option life (in years)	4 – 5.5	3 – 5.5	3 – 4
Risk free interest rate	1.49% – 1.81%	0.92% – 1.79%	0.92% – 1.39%
Dividend yield	5%	5%	5%

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 -      SHAREHOLDERS' EQUITY (CONT)

b.	Stock option plans (cont.):

(11)	The following table is a summary of the activity of TAT's Stock Option plan:

	Year ended December 31,		Year ended December 31,		Year ended December 31,
	2017		2016		2015
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	330,000	$7.97	277,500	$7.60	235,000	$8.28
Granted	75,000	10.39	250,000	8.10	120,000	7.15
Forfeited	(54,375)	8.35	(177,400)	7.56	(77,500)	8.67
Exercised	(19,583)	7.3	(20,100)	6.50	-	-

Outstanding at the end of the year	331,042	$9.03	330,000	$7.97	277,500	$7.60

Exercisable at the end of the year	120,417	$7.95	20,000	$7.15	30,000	$6.50

The weighted-average grant-date fair value of options granted was $1.74 in 2017, $1.42 in 2016 and $1.25 in 2015. The aggregate intrinsic value for the options outstanding as of December 31, 2017, 2016 and 2015 was $737, $332 and $27, respectively.

As of December 31, 2017 total unrecognized compensation cost was $335 and is expected to be recognized over a weighted-average period of 1.18 years.

c.	Dividends

(1)
On June 28, 2016, TAT’s Board declared a cash dividend in the total amount of $3 million (approximately NIS 11.5 million), or $0.34 per share (approximately NIS 1.3 per share), for all of the shareholders of TAT. The dividend was paid on August 9, 2016 to shareholders of record on July 28, 2016.

(2)
On May 17, 2017, TAT’s Board declared a cash dividend in the total amount of $3 million (approximately NIS 10.8 million), or $0.34 per share (approximately NIS 1.2 per share), for all of the shareholders of TAT. The dividend was paid on June 21, 2017 to shareholders of record on June 7, 2017.

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

	Year ended December 31,
	2017	2016	2015
Numerator for EPS:
Net income	$2,396	$62	$5,849
Denominator for EPS:
Weighted average shares outstanding – basic	8,848,028	8,828,444	8,808,344
Dilutive shares	61,044	2,320	2,345
Weighted average shares outstanding – diluted	8,909,072	8,830,764	8,810,689
EPS:
Basic and diluted	$0.27	$0.01	$0.66

Diluted income per share does not include 105,000, 220,000 and 295,000 options, for the years ended December 31, 2017, 2016 and 2015 respectively because the options are anti-dilutive.

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

Preferred Enterprises

Additional amendments to the Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the current incentives that are limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively,Thereafter. As with dividends distributed from taxable income derived from an Approved or Benefited Enterprises during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 20% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

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

In January 2016, the Law for the Amendment of the Income Tax Ordinance (No.216) was published, enacting a reduction of corporate tax rate beginning in 2016 and thereafter, from 26.5% to 25%. In December 2016, additional legislation was enacted, reducing the corporate tax rate to 24% for 2017 and to 23% for 2018 and thereafter. There is no impact on the financial statements of the Company as a result of the changes in the Israeli corporate tax rate.

Capital gain is subject to capital gain tax according to corporate tax rate in the year which the assets are sold.

c.	U.S. subsidiaries

U.S. subsidiaries are taxed based on federal and state tax laws. The statutory tax rate for 2017, 2016 and 2015 was 38%.

On December 22, 2017, the Tax Cuts and Jobs Act (the"Act") was enacted into law. The new legislation represents fundamental and dramatic modifications to the U.S. tax system. The Act contains several key tax provisions that will impact the Company's U.S. subsidiaries, including the reduction of the maximum U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018. The Company has made reasonable estimates of the effects on its deferred tax balances and reduced the deferred tax assets by $414 for the year ended December 31, 2017 due to the change in the statutory tax rate. The Act had no impact on the valuation allowance assessment of the U.S. subsidiaries.

Because of the complexity of the new intangible income rules, Global Intangible Low-Taxed Income (GILTI) and Foreign Derived Intangible Income (FDII) tax rules, the Company continues to evaluate these provisions of the Act and the application of ASC 740, Income Taxes. Under U.S. GAAP, the Company is allowed to make an accounting policy choice of either (1) treating taxes due or receivable on future U.S. inclusions/deductions in taxable income related to GILTI and FDII as a current-period expense/benefit when incurred (the “period cost method”) or (2) factoring such amounts into the Company's measurement of its deferred taxes (the “deferred method”). The Company's selection of an accounting policy with respect to the new GILTI/FDII tax rules will depend, in part, on analyzing its global income to determine whether it expects to have future U.S. inclusions or deductions in taxable income related to GILTI/FDII and, if so, what the impact is expected to be. Whether the Company expects to have future U.S. inclusions or deductions in taxable income related to GILTI/FDII depends not only on the Company's current structure and estimated future results of global operations, but also its intent and ability to modify its structure. The Company is currently in the process of analyzing its structure and, as a result, is not yet able to reasonably estimate the effect of these provisions of the Act. Therefore, the Company has not made any adjustments related to potential GILTI or FDII tax impact in its financial statements and has not made a policy decision regarding whether to record deferred tax on GILTI/FDII.

The tax impacts discussed above represent provisional amounts and the Company's current best estimates. The SEC issued SAB 118 which provides guidance on the accounting for the tax effects of the Act. In accordance with this guidance, any material adjustments recorded to the provisional amounts will be disclosed in a 2018 reporting period by the fourth quarter of 2018.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14-	TAXES ON INCOME (CONT)

d.	Tax assessments

TAT’s income tax assessments are considered final through 2015.

Turbochrome income tax assessments are considered final through 2013.

Limco-Piedmont income tax assessments are considered final through 2012.

e.         Income tax reconciliation:

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to taxes on income (tax benefit) as reported in the statements of income:

	Year ended December 31,
	2017	2016	2015
Income before taxes on income as reported in the statements of income	$4,939	$3,982	$5,256

Statutory tax rate in Israel	24%	25%	26.5%

Theoretical taxes on income	$1,185	$996	$1,393

Increase (decrease) in taxes on income resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	518	618	224
Reduced tax rate on income derived from "Preferred Enterprises" plans	(111)	75	146
Exempt income (Bargain purchase)	-	-	(1,281)
Earnings from foreign subsidiaries (1)	371	2,685	-
Valuation allowance	8	(40)	(75)
Change in tax rate	414	-	-
Tax in respect of prior years	7	(151)	(12)
Other adjustments	45	(200)	130
Permanent differences	(104)	(118)	119
Taxes on income as reported in the statements of income	$2,333	$3,865	$644

(1)
During 2017 and 2016, the Company recorded an accrual that related to a tax liability due to actual distribution of earnings from foreign subsidiaries of the Company and due to the possibility of future distribution of earnings from such foreign subsidiaries.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -	TAXES ON INCOME (CONT)

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2017	2016	2015

Domestic (Israel)	$1,337	$(650)	$3,840
Foreign (United States)	3,602	4,632	1,416

	$4,939	$3,982	$5,256

g.	Taxes on income (tax benefit) included in the statements of income:

	Year ended December 31,
	2017	2016	2015
Current:
Domestic (Israel)	$431	$334	$225
Foreign (United States)	1,937	1,792	452

	2,368	2,126	677
Deferred:
Domestic (Israel)	210	2,135	(170)
Foreign (United States)	(252)	(245)	149

	(42)	1,890	(21)
Previous years:
Foreign (United States)	7	(151)	(12)

	7	(151)	(12)

	$2,333	$3,865	$644

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TAT's deferred tax liabilities and assets are as follows:
	December 31,
	2017	2016
Deferred tax assets:
Provision for doubtful accounts	$160	$102
Unrealized gains	124	138
Provisions for employee benefits	369	476
Inventory	1,397	1,608
Goodwill and intangible assets	156	360
Tax credits carryforward	75	347
Capital and state tax losses carryforward	3,417	3,409
Net operating losses carryforward	509	817
Other	246	237
Deferred tax assets, before valuation allowance	$6,453	$7,494
Valuation allowance	(3,417)	(3,409)
Deferred tax assets, net	$3,036	$4,085

Deferred tax liabilities:
Property, plant and equipment and intangible assets	(2,120)	(2,643)
Earnings from foreign subsidiaries (1)	(2,200)	(2,259)
Other temporary differences deferred tax liabilities	(140)	(225)
Deferred tax liabilities	$(4,460)	$(5,127)

Net	$(1,424)	$(1,042)

(1)	The Company record an accrual that related to a deferred tax liability due to the possibility of future distribution of earnings from foreign subsidiaries of the company.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -	TAXES ON INCOME (CONT)

h.	Deferred income taxes (cont.):

The following table summarizes the changes in the valuation allowance for deferred tax assets:

Balance, December 31, 2014	$3,574
Deductions during the year	(125)
Balance, December 31,2015	3,449

Deductions during the year	(40)
Balance, December 31,2016	3,409

Additions during the year	8
Balance, December 31,2017	$3,417

Valuation allowance are mainly related to (i) U.S. subsidiary for which valuation allowance was provided in respect of deferred tax assets resulting from carryforward of State tax losses in the amount of $ 1,431. That amount is expected to expire gradually starting from 2024 and (ii) Capital losses attributed to the company in the amount of $ 1,495.

TAT does not intend to distribute tax-exempt earnings deriving from its Approved Enterprise aggregating approximately $1,936 as of December 31, 2017, and accordingly, no deferred tax liability has been established related to these earnings. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such profits (23%) and an income tax liability of up to approximately $445 would be incurred as of December 31, 2017.

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

The Group's chief operating decision-maker (CEO of the Company) evaluates performance, makes operating decisions and allocates resources based on financial data, consistent with the presentation in the accompanying financial statements. CODM reviews revenue, gross profit, operating income and the following assets: Cash, accounts receivable and inventory.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure:

The following financial information is the information that management uses for analyzing the segment results. The figures are presented in consolidated method as presented to management.

The following financial information is a summary of the operating income of each operational segment:

	Year ended December 31, 2017
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Elimination of inter-company sales	Consolidated
Revenues
Sale of products and services	$27,898	$34,615	$33,009	$11,005	$-	$106,527
Intersegment revenues	3,339	197	-	-	(3,536)	-
Total revenues	31,237	34,812	33,009	11,005	(3,536)	106,527

Cost of revenues	25,535	26,085	29,026	9,057	(3,620)	86,083
Gross profit	5,702	8,727	3,983	1,948	84	20,444

Research and development	398	169	-	164	-	731
Selling and marketing	1,968	1,358	1,213	435	-	4,974
General and administrative	2,072	3,182	3,049	1,106	-	9,409
Other expenses	-	-	53	-	-	53
Operating income (loss)	$1,264	$4,018	$(332)	$243	$84	$5,277
Financial expenses, net						338
Income before taxes on income						4,939

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -      SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont.)

	Year ended December 31, 2016
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Other	Elimination of inter-company sales	Consolidated

Revenues
Sale of products and services	$23,515	$31,440	$31,630	$9,209	$-	$-	$95,794
Intersegment revenues	4,740	989	-	-	-	(5,729)	-
Total revenues	28,255	32,429	31,630	9,209		(5,729)	95,794

Cost of revenues	24,028	23,440	27,423	7,610	-	(5,744)	76,757
Gross profit	4,227	8,989	4,207	1,599	-	15	19,037

Research and development	758	210	29	143	-	-	1,140
Selling and marketing	1,544	1,105	792	435	-	-	3,876
General and administrative	2,539	2,915	3,473	1,096	-	-	10,023
Other expenses (income)	-	-	-	-	(138)	-	(138)
Operating income (loss)	$(614)	$4,759	$(87)	$(75)	$138	$15	$4,136
Financial expenses, net							154
Income before taxes on income							3,982

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont.)

	Year ended December 31, 2015
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Other	Elimination of inter-company sales	Consolidated

Revenues
Sale of products and services	$23,511	$30,526	$29,665	$1,905	$-	$-	$85,607
Intersegment revenues	3,840	475	-	-	-	(4,315)	-
Total revenues	27,351	31,001	29,665	1,905	-	(4,315)	85,607

Cost of revenues	23,887	22,541	28,474	1,485	-	(4,445)	71,942
Gross profit	3,464	8,460	1,191	420	-	130	13,665

Research and development	619	264	-	7	-	-	890
Selling and marketing	1,270	961	608	64	-	-	2,903
General and administrative	1,880	3,000	3,303	286	-	-	8,469
Other expenses	-	-	-	-	631	-	631
Gain on bargain purchase	-	-	-	-	(4,833)	-	(4,833)
Operating income (loss)	$(305)	$4,235	$(2,720)	$63	$(4,202)	$130	$5,605
Financial expenses, net							349
Income before taxes on income							5,256

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	SEGMENT INFORMATION (CONT)

c.	The following financial information identifies the assets, depreciation and amortization, and capital expenditures to segments:

	Year ended December 31, 2017
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	29,411	35,067	27,276	11,915	8,326	111,995
Depreciation and amortization	1,299	1,029	653	960	-	3,941
Expenditure for segment assets	1,769	866	847	402	-	3,884

	Year ended December 31, 2016
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	28,885	34,729	27,246	11,616	9,500	111,976
Depreciation and amortization	1,199	898	542	997	-	3,636
Expenditure for segment assets	1,437	1,266	2,686	505	-	5,894

	Year ended December 31, 2015
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation C omponents	Overhaul and coating of jet engine components	Consolidated

Depreciation and amortization	1,127	789	669	196	2,781
Expenditure for segment assets	1,075	1,400	821	51	3,347

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -	ENTITY-WIDE DISCLOSURE

a.	Total revenues - by geographical location were attributed according to costumer residential country as follows:

	Year ended December 31,
	2017	2016	2015
	Total revenues	Total revenues	Total revenues
Sale of products
Israel	$6,289	$5,005	$4,102
United states	19,004	18,350	20,013
Other	10,760	7,076	7,224
	$36,053	$30,431	$31,339

	Year ended December 31,
	2017	2016	2015
	Total revenues	Total revenues	Total revenues
Sale of Services
Israel	$3,704	$2,665	$814
United states	40,047	39,596	32,738
Other	26,723	23,102	20,716
	$70,474	$65,363	$54,268

b.	Total long-lived assets - by geographical location were as follows:

	December 31,
	2017	2016

Israel	$12,395	$12,349
United states	8,926	8,949
Total	$21,321	$21,298

c.	Major Customers

No single customer accounted for 10% or more of Group's total net revenue in any year presented.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -      SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS INFORMATION

	Warranty provision	Provision for doubtful Accounts

Balance, as of December 31, 2014	$251	$125
Additions	294	206
Deductions	(221)	-

Balance, as of December 31, 2015	324	331
Additions	216	112
Deductions	(202)	(141)

Balance, as of December 31, 2016	338	302
Additions	154	361
Deductions	(186)	(40)

Balance, as of December 31, 2017	$306	$623

 NOTE 18 - SUBSEQUENT EVENTS

(1)	On February 6, 2018, subsequent to the balance sheet date, TAT’s board of directors approved the grant of 3,893 options, at an exercise price of $11.1 per share, to senior executives.

(2)	On February 28, 2018, subsequent to the balance sheet date, TAT’s board of directors approved the grant of 50,000 options, at an exercise price of $10.74 per share, to senior executives.