Form 20-F
period 2018-12-31
TAT TECHNOLOGIES LTD
filed 2019-03-27
CIK 808439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

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

Ordinary Shares, par value NIS 0.90 per share…………… 8,874,696
(as of December 31, 2018)

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

Yes ☐ No ☒

TABLE OF CONTENTS

		Page

INTRODUCTION		1
PART I		4
Item 1.	Identity of Directors, Senior Management and Advisers	4
Item 2.	Offer Statistics and Expected Timetable	4
Item 3.	Key Information	4
	A. Selected Financial Data	4
	B. Capitalization and Indebtedness	6
	C. Reasons for the Offer and Use of Proceeds	6
	D. Risk Factors	6
Item 4.	Information on the Company	24
	A. Business Overview	26
	B. Government Regulations	52
	C. Property, Plants and Equipment	54
Item 4A.	Unresolved Staff Comments	56
Item 5	Operating and Financial Review and Prospects	56
	A. Research and Development, Patents and Licenses	85
	B. Trend Information	85
	C. Off-Balance Sheet Arrangements	85
	D. Tabular Disclosure of Contractual Obligations	86
Item 6.	Directors, Senior Management and Employees	87
	A. Directors and Senior Management	87
	B. Board Practices	85
	C. Employees	110
	D. Share Ownership	111
Item 7.	Major Shareholders and Related Party Transactions	112
	A. Major Shareholders	112
	B. Related Party Transactions	114
	C. Interests of Experts and Counsel	114
Item 8.	Financial Information	114
	A. Consolidated Statements and Other Financial Information	114
	B. Significant Changes	114
Item 9.	The Offer and Listing	115
	A. Offer and Listing Details	115
	B. Plan of Distribution	115
	C. Markets	115
	D. Selling Shareholders	115
	E. Dilution	115
	F. Expense of the Issue	115
Item 10.	Additional Information	116
	A. Share Capital	116
	B. Memorandum and Articles of Association	116
	C. Exchange Controls	120
	D. Taxation	121
	E. Dividends and Paying Agents	137
	F. Statement by Experts	138
	G. Documents on Display	138
	H. Subsidiary Information	139

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

TAT employs 598 people and operates in four locations: its largest facility and headquarters in Gedera, Israel (“Gedera”); Limco Airepair Inc. (“Limco”) in Tulsa, Oklahoma; Piedmont Aviation Component Services LLC (“Piedmont”) in Greensboro, North Carolina; and Turbochrome Ltd. (“Turbochrome”) in Kiryat Gat, Israel.

Through its Gedera facility, TAT is an OEM of a broad range of heat transfer solutions, air conditioning systems and other cooling systems used in mechanical and electronic systems on board military and commercial aircraft as well as in ground systems. The Gedera facility is also an OEM for a wide range of aviation accessories and provides limited MRO services for military and commercial customers, mainly for aviation accessories. Gedera is a repair station certified by the Federal Aviation Administration (“FAA”).

Through its Limco subsidiary, TAT provides MRO services for airlines, air cargo carriers, maintenance service centers and the military, primarily for heat transfer components. Limco is a repair station certified by the Federal Aviation Administration (“FAA”) and European Aviation Safety Agency ("EASA"). Limco is also an OEM of heat transfer solutions.

Through its Piedmont subsidiary, TAT provides MRO services for aviation components in the area of landing gears, APUs and Machining and Plating services (MPG). Piedmont is an FAA-certified repair station and provides its services to airlines, air cargo carriers, maintenance service centers and, to a lesser extent, the military.

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

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.          Selected Financial Data

TAT’s selected historical information is derived from the audited consolidated financial statements of TAT as of December 31, 2018 and 2017 and for each of its fiscal years ended December 31, 2018, 2017 and 2016, which are included elsewhere in this annual report, and have been prepared in accordance with U.S. GAAP. The selected financial data as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and December 31, 2014 is derived from audited consolidated financial statements of TAT not included in this annual report, which have been prepared in accordance with U.S. GAAP.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Income Statement Data:

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands, except share and per share data)
Revenues:
Products	$23,151	$36,053	$30,431	$31,339	$31,363
Services	70,027	70,474	65,363	54,268	49,363
Total revenues	93,178	106,527	95,794	85,607	80,726
Cost of revenues:
Products	23,807	28,096	23,788	24,466	23,616
Services	60,980	57,987	52,969	47,476	40,906
Total cost of revenues	84,787	86,083	76,757	71,942	64,522
Gross profit	8,391	20,444	19,037	13,665	16,204
Operating expenses:
Research and development, net	553	731	1,140	890	1,070
Selling and marketing	4,913	4,974	3,876	2,903	3,203
General and administrative	8,559	9,409	10,023	8,469	8,123
Other expenses (income)	(4)	53	(138)	631	(11)
Gain on bargain purchase	-	-	-	(4,833)	-
	14,021	15,167	14,901	8,060	12,385
Operating income (loss) from continuing operations	(5,630)	5,277	4,136	5,605	3,819
Financial expenses, net	(102)	(338)	(154)	(349)	(1,294)
Income (loss) from continuing operations before taxes on income	(5,732)	4,939	3,982	5,256	2,525
Taxes on income (tax benefit)	(1,464)	2,333	3,865	644	1,360
Income (loss) from continuing operations after taxes on income (tax benefit)	(4,268)	2,606	117	4,612	1,165
Share in results of equity investment of affiliated companies	(140)	(210)	(55)	1,237	267
Net income (loss) from continuing operations	(4,408)	2,396	62	5,849	1,432
Net income (loss) attributable to TAT Technologies’ shareholders	$(4,408)	$2,396	$62	$5,849	$1,432
Basic and diluted net income (loss) per share:
Net income (loss) from continuing operations per share attributable to controlling interest	(0.5)	0.27	0.01	0.66	0.16
	$(0.5)	$0.27	$0.01	$0.66	$0.16
Weighted average number of shares used in computing:
Basic net income (loss) per share	8,864,885	8,848,028	8,828,444	8,808,344	8,805,495
Diluted net income (loss) per share	8,864,885	8,909,072	8,830,764	8,810,689	8,826,542
Cash dividend per share	$-	$0.34	$0.34	$-	$0.23

Balance Sheet Data:

	As of December 31,
	2018	2017	2016	2015	2014
	(in thousands)
Working capital	$62,778	$67,042	$66,683	$70,813	$70,775
Total assets	103,287	111,995	111,977	109,583	99,176
Long-term liabilities, excluding current maturities	4,312	5,742	5,083	3,322	2,689
Shareholders’ equity	$84,294	$88,574	$88,652	$91,424	$85,541

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

(ii)	Manufacturers based in Europe such as I.M.I. Marston Ltd., a subsidiary of Hamilton Sundstrand and Liebherr-Aerospace Toulouse S.A.; and

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

TAT’s major competitors in the area of MRO services for heat transfer components are the service divisions of OEMs, including Honeywell-Lori, Honeywell Secan, Honeywell Singapore, Hamilton Malaysia, Hamilton Maastricht, and Liebherr Aerospace Saline, in addition to the in-house maintenance services of various commercial airlines and other independent service providers, including Triumph Accessory Services, Drake Air – Ametek, American Cooler Service – Aviation Technical Services, Lufthansa Technik and Elite Aerospace – Meggitt.

TAT’s major competitors in the area of MRO services for aviation components, landing gears and APUs, are the service divisions of OEMs, the in-house maintenance services of various commercial airlines and other independent service providers, including Standard Aero Group Inc., Aerotech International Inc., Honeywell International, AAR Corp., Safran, Liebherr, Turbine Aero, Hawker Pacific and APRO.

TAT’s major competitors in the area of overhaul and coating of jet engine components are the service divisions of OEMs, the in-house maintenance services of various commercial airlines and other independent service providers, including Safran, General Electric, GKN, PAS and others. With respect to masking materials, TAT's major competitors are APV Coatings, Praxair and others.

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

Five customers accounted for approximately 18.2%, 19.7% and 20.2% of TAT’s revenues for the years ended December 31, 2018, 2017 and 2016, respectively. TAT’s major customers may not maintain the same volume of business with TAT in the future. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

A part of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments and are subject to special risks. A loss of all, or a major portion, of these revenues from government contracts could have a material adverse effect on TAT’s operations.

A portion of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments accounted for approximately 4.1%, 5.4% and 6.9% of TAT’s revenues on a consolidated basis for the years ended December 31, 2018, 2017 and 2016, respectively.

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

TAT relies on a limited number of key suppliers for parts for certain of its OEM activities and MRO services. Some of these suppliers are currently the sole source of one or more components upon which TAT is dependent. For example, Honeywell International Inc. is a key supplier to TAT of APU spare parts and of certain other components used by TAT and its subsidiaries for OEM activities and in the provision of MRO services. TAT's subsidiary, Piedmont, is a Honeywell licensed Authorized Repair Center for APUs under two separate agreements, for military and commercial applications. The military agreement with Honeywell expired on December 15, 2018 and was extended until March 31, 2019. The parties have yet to reach an understanding on extending the agreement.
The commercial agreement with Honeywell is due to expire on December 15, 2019. At this stage, it is too early to estimate if such agreement will be extended.

Also, Piedmont is a provider of services on Safran and Liebherr Landing Gear systems, to do so, Piedmont is dependent on these OEM’s to provide parts and engineering support.

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

 In the years ending December 31, 2018, 2017 and 2016, approximately 93%, 91% and 92% of TAT’s sales, respectively, resulted from TAT’s operations out of Israel. This revenue concentration is subject to various risks, including:

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

We may participate in strategic partnerships and joint ventures in a number of countries. For example, in November 2015, we signed a joint venture agreement with Russian-based Engineering, to establish a new facility for the provision of MRO services for heat transfer components in Russia and the Commonwealth of Independent States (“CIS”). The new company, TAT-Engineering LLC, is based in Novosibirsk’s Tolmachevo airport.

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

The aerospace and defense markets in which TAT competes are subject to technological changes, introduction of new products, changes in customer demands and evolving industry standards. For example, new materials, new structures and 3D printing – a technology based on the principle of joining thin layers of materials, in horizontal cross-section, to build up a real, three-dimensional object from a digital model – may enable the manufacturing of high-quality and new characterization heat exchangers in serial production with a better return of value. The future success of TAT will depend upon its ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of its customers by supporting existing and new technologies and by developing enhancements to its current products and by introducing new ones.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on TAT and its executives and directors. TAT’s efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) governing internal controls and procedures for financial reporting have resulted in increased general and administrative expenses and a diversion of management time and attention. TAT expects these efforts to require the continued commitment of significant resources. TAT may identify material weaknesses or significant deficiencies in its assessments of its internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on TAT’s operating results, investor confidence in TAT’s reported financial information and the market price of TAT’s ordinary shares. Our independent registered public accounting firm is not required to and has not performed an audit of our internal controls over financial reporting as of December 31, 2018.

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

A significant invasion, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third-party providers. Both data that has been inputted into our main IT platform, which covers records of transactions, financial data and other data reflected in our results of operations, as well as data related to our proprietary rights (such as research and development, and other intellectual property-related data), are subject to material cyber security risks. To date, we are not aware that we have experienced any loss of, or disruption to, material information as a result of any such malware or cyber-attack.

TAT’s activity in Israel may be adversely affected by a change in the exchange rate of the NIS against the dollar. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on TAT’s profitability and period to period comparisons of TAT’s results.

TAT’s financial statements are stated in dollars, while a portion of TAT’s expenses in Israel, primarily labor expenses, are incurred in NIS and a portion of its revenues are quoted in NIS and in Euro. Additionally, certain assets, as well as a portion of TAT’s liabilities, are denominated in NIS. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on TAT’s profitability and period to period comparisons of TAT’s results. TAT’s results may be adversely affected by the devaluation of the NIS in relation to the dollar (or if such devaluation is on a lagging basis), if TAT’s revenues in NIS are higher than TAT’s expenses in NIS and/ or the value of TAT’s assets in NIS are higher than TAT’s liabilities in NIS. Alternatively, TAT’s results may be adversely affected by an appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if TAT’s expenses in NIS are higher than TAT’s revenues in NIS and/or TAT’s liabilities in NIS are higher than TAT’s assets in NIS. From time to time, we enter into hedging transactions to attempt to limit the impact of foreign currency fluctuations. However, the protection provided by such hedging transactions may be partial and leave certain exchange rate-related losses and risks uncovered. Therefore, our business and profitability may be harmed by such exchange rate fluctuations.

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

TAT’s principal shareholders, FIMI Israel Opportunity FIVE, Limited Partnership and FIMI Opportunity V, L.P. (“FIMI” or the “FIMI Funds”), beneficially own together 59.21% of TAT’s outstanding shares. If FIMI sells a substantial number of TAT’s ordinary shares or if the perception exists that FIMI may sell a substantial number of TAT’s ordinary shares, the market price of TAT’s ordinary shares may fall. Any substantial sales of TAT’s shares in the public market may also impede our ability to sell equity or equity-related securities in the future at a time, in a place and on terms TAT deems appropriate.

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

On March 11, 2015, Piedmont sold 237,932 shares of Class B common stock of FAvS representing 23.18% of FAvS' share capital and its entire holdings (16,253) of FAvS' Series A preferred stock for an insignificant amount. As of December 31, 2018, TAT owns approximately 5% of FAvS’ issued and outstanding share capital.

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

MRO Services for Heat Transfer Components and OEM of Heat Transfer Solutions (Limco)

Through its Limco subsidiary TAT provides MRO services and OEM services to the aerospace and ground defense industries in the field of heat transfer. Limco’s FAA-certified repair station provides aircraft component MRO services for airlines, OEMs, air cargo carriers, maintenance service centers and the military. Limco is also certified by the EASA, the Civil Aviation Administration of Thailand (“DCA”), the Civil Aviation Administration of Indonesia (“DGCA”), and the Civil Aviation Administration of China (“CAAC”). Limco has also recently attained NADCAP certification for dye penetrant testing and welding. Limco specializes in MRO services for components of aircraft, such as heat transfer components and ozone converters. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft heat transfer components typically require MRO services, including repairs and installation of replacement units, after two to five years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period. Limco’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Limco’s customers include major U.S. domestic and international airlines, air cargo carriers, maintenance service centers, OEMs such as commercial and military aircraft manufacturers and defense contractors, and the U.S. Armed Forces (Army, Air Force, Navy and Coast Guard). MRO contracts with these types of customers are generally long-term engagements and may have terms of one to five years or more.

Limco enjoys a strong reputation among customers for its competitive pricing and fast turnaround time. It is recognized by leading OEMs of aerospace products to provide MRO services for their heat transfer solutions. For example, Limco is a well-recognized Collins Aerospace (Hamilton Sundstrand) repair center, providing MRO services for many of its heat transfer solutions.

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

MRO Services for Aviation Components (Piedmont)

Through its subsidiary Piedmont, TAT provides MRO services for aviation components to the aerospace industry. Piedmont’s FAA- and EASA-certified repair station provides aircraft component MRO services for commercial airlines, business jets, air cargo carriers, maintenance service providers as well as governments and military forces worldwide. Piedmont specializes in MRO services for aircraft components, including APUs, landing gears and Machining and Plating services (MPG). Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft components typically require MRO services, including repairs and installation of replacement units, after three to ten years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years. Warranty claims are generally the responsibility of the OEM during the warranty period.  Piedmont’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Piedmont’s customers include U.S. domestic and international airlines, air cargo carriers and maintenance service providers. MRO contracts with these types of customers are generally long-term engagements that may have terms of one to ten years or more.

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

Piedmont’s extensive experience in the repair and overhaul of APUs and landing systems includes a comprehensive involvement in the industry supply chain. In addition to its MRO services, Piedmont is active worldwide in the exchange, lease and individual component parts supply of its APU and landing gear products. Through a network of industry partners and well-known aerospace parts distributors, Piedmont’s activity in the sale of parts is a robust element of its business. Piedmont’s quality systems are AS9110 and NADCAP for non-destructive testing.

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

TAT-Engineering LLC

In November 2015, we signed an agreement with Russian-based Engineering Holdings Ltd of Moscow (“Engineering”), to establish a new facility for the provision of MRO services for heat transfer components. The new company, TAT-Engineering LLC, is based in Novosibirsk’s Tolmachevo airport. The new entity was established in January 2016 and is currently operating under FAA certifications and obtained FAA high-level repair approvals.  Current efforts are focused on marketing initiatives targeting the major Russian and CIS airlines and maintenance stations.

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

Products and Services

OEM of Heat Transfer Solutions and Aviation Accessories

Through its Gedera facility, TAT manufactures a wide range of heat transfer solutions used on board aircraft, air conditioning systems, environmental control systems and cooling systems for electronics for military use. These solutions are manufactured in compliance with all of the stringent quality assurance standards that apply to the manufacture of aircraft parts. Gedera’s quality system complies with ISO 9001, AS9100, Boeing quality systems approval D6-82479 and FAR 21.303 (the FAA standard for Parts Manufacturer Approval) and NADCAP for non-destructive testing and welding.

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

Limco specializes in the repair and overhaul of heat transfer components. These components include heat exchangers, oil coolers, precoolers, reheaters, condensers, water separators, fuel heaters, evaporators and ozone converters.

Limco is continually expanding its MRO capabilities based on market need and/or customer request. Limco’s capabilities include heat transfer components used in aircraft and systems manufactured by Airbus, Boeing, Bombardier, Cessna, Embraer, Lockheed Martin, Fokker, Liebherr-Aerospace, Collins Aerospace, Honeywell Aerospace and others.

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

Limco performs MRO services at its repair station in Tulsa, Oklahoma which has ISO9001, AS9110 and AS9100 certification, NADCAP certification for Dye Penetrant Testing and Welding, and is licensed to provide MRO services by the FAA and EASA, as well as by the civil aviation Administrations of Thailand, Indonesia and China.

Limco offers different OR various MRO services for heat transfer components. If the damage is significant, Limco will remanufacture the unit, which generally entails replacing the core matrix of the damaged or old heat transfer component in lieu of replacing the entire unit with a new one. Limco designs and develops these customized remanufactured units as a cost-effective alternative to new part replacement. In the event of less severe damage, Limco will either overhaul or repair the unit as necessary. Re-manufactured units carry warranties which are often equal or better than those provided to new units.

OEM Authorizations and Licenses

Limco believes that establishing and maintaining relationships with OEMs of aircraft systems and components is an important factor in achieving sustainable success as an independent MRO service provider. OEMs grant independent MRO service providers authorization to perform repair and overhaul services on their behalf. OEMs generally grant very few authorizations and maintain tight controls over their authorized MRO service providers in order to maintain high quality of service to their customers. Obtaining OEM authorization requires sophisticated technological capabilities, experience-based industry knowledge and substantial capital investment. Furthermore, Limco believes that service providers that have OEM authorization gain a competitive advantage as they typically receive discounts on parts, technical information and OEM warranty support. Limco is an independent MRO service provider that is a well-recognized repair center of Collins Aerospace (Hamilton Sundstrand), one of the largest heat transfer solutions manufacturers in North America OR in the United States.

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

Limco’s quality systems are ISO9001, AS9110, AS9100 and NADCAP for non-destructive testing and welding and FAR 21.303 (the FAA standard for Parts Manufacturer Approval).

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

Turbochrome’s quality system complies with ISO 9001 and AS9100, and with EASA part 145, FAA FAR 145 for the civil parts, the Israel Laboratory Accreditation Authority under ISO/IEC 17025:20 and NADCAP for 3 manufacturing procedures.

Manufacturing of masking and coating materials

Through its Turbochrome facility, TAT manufactures a wide range of masking and coating materials for the aviation industry. These products are manufactured in compliance with all of the stringent quality assurance standards that apply to the maintenance of aircraft engine components.

Customers

General

TAT targets a broad range of customers within the commercial and military aerospace and ground defense industries. Our customers include commercial manufacturers of military equipment, commercial airlines, aircraft manufacturers, military forces, the defense industry, and other manufacturers of electronic systems, aviation units and machinery in the United States, Europe, CIS, Asia, Latin America and Israel. During 2018, TAT had revenues generated by more than 650 customers worldwide.

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

TAT’s partial list of MRO customers is set forth in the following table:

U.S. Domestic and international airlines and air cargo carriers
Air France-KLM, FedEx, SAS, Swiss, EL AL, Delta Airlines, United, Air Canada Jazz, Republic Airways, DHL, Austrian Airlines, TAM, Thai, Korean Air, Air India, Swiftair, Allegiant Air, Empire Airlines, Mountain Air Cargo, Alliance Airlines.

Maintenance service centers
Fokker, Honeywell International, Kellstrom Commercial, Aero Kool, Lufthansa Technik, UTAS-Hamilton Sundstrand, SR Technics, Evergreen Aviation Component Services, Turkish Technic, Delta Tech Ops, ST Aerospace Engineering, , Gulfstream, IAI, Aerothrust, Summit Aviation, Haeco Americas, Jet Engine Technologies, Turbine Engine Solution, Turbine Engine Center and Cargolux.

Governments and military air forces	U.S. Army, U.S. Air Force and U.S. Navy; Israeli Ministry of Defense, IAF; Belgium Air Force, Polish Air Force, Portuguese Air Force

Military Contracts

Sales to the U.S. government, our largest government customer, accounted for approximately 2.4% of TAT’s revenues for the year ended December 31, 2018, approximately 4.7% of our revenues for the year ended December 31, 2017 and approximately 5.6% of our revenues for the year ended December 31, 2016.

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

The vast majority of the governmental contracts to which TAT is party to are fixed-price contracts, some of which contain fixed-price escalation mechanism. Under these contracts, TAT agrees to perform specific work for a fixed price and, accordingly, realizes the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. The allowable government contract costs and fees of TAT are subject to audit and may result in non-reimbursement of some contract costs and fees. While governments reserve the right to conduct further audits, audits conducted for periods through fiscal year 2018 have resulted in no material cost recovery disallowances for TAT.

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

As of December 31, 2018, our backlog included: (i) outstanding purchase orders representing an aggregate amount of $47 million, and (ii) sales that we expect to generate from long-term agreements (the longest of which is until 2038) for which we have not yet received actual purchase orders in an aggregate amount of $214 million.

Product and Service Warranties

TAT provides warranties for its products and services ranging from one to three years, depending on the nature of the specific product. To date, TAT’s warranty costs have not been substantial. As of December 31, 2018, the combined warranty reserve for TAT was $0.3 million.

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

For heat transfer MRO services, TAT’s major competitors are Triumph Thermal Systems, Lori Heat Transfer Center of Honeywell, Drake Air – Ametek, Liebherr-Aerospace, American Cooler Service, Hamilton Malaysia, Lufthansa Technik, Meggitt (Elite) and others.

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

MRO Services for Aviation Components

The market for MRO services in which Piedmont operates is highly competitive. Competition in this market is based on quality, price, turnaround time and breadth of services. Piedmont’s primary MRO services competitors are the service divisions of OEMs, the in-house maintenance services of various commercial airlines and other independent service providers, such as TAT OR Piedmont. For APU and landing gear MRO services Piedmont’s major competitors are Standard Aero Group., Aerotech International, Honeywell International, Chase Aerospace, Professional Aviation, Messier-Dowty Aerospace (MD), AAR, Hawker Pacific, APRO and others.

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
•          Access to superior technology;
•          Greater access to capital; and
•          Greater resources which allows for better turnaround time

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

Although TAT seeks to maintain its operations and facilities in compliance with applicable environmental laws, there can be no assurance that TAT has no violations, or that change in such laws, regulations or interpretations of such laws, will not require TAT to make significant additional expenditures to ensure compliance in the future. Currently, TAT does not believe that it will have to make material capital expenditures for its operations to comply with environmental laws or regulations, or to incur material costs for environmental remediation during the 2019 fiscal year.

TAT has received no material third party environmental claims relating to its facilities, and TAT believes that it has all material licenses and certifications that are required in the jurisdictions in which it operates.

C.          Property, Plants and Equipment

The Gedera facility is located in Park Re’em near Gedera. This facility is approximately 348,000 square feet and houses TAT’s executive offices, Gedera’s research and development and manufacturing operations. The land of this facility is leased by TAT Industries from the Israel Land Authority (“ILA”). Approximately 26,000 square feet of the facility are sub-leased to TAT from 1991 until 2020 and the lease from the ILA is expected to expire in 2020. TAT sub-leases the remaining 322,000 square feet of the facility from TAT Industries pursuant to an agreement TAT entered into in connection with the purchase of the operations relating to the manufacture of aviation accessories of TAT Industries in February 2000. The lease agreement expires at the end of 2024. In 2015, the rental fee was reviewed by a real estate appraiser who determined that the rental fee would be $656 thousand per year with an additional incremental payment of 2% per year. Total rental payments TAT paid to TAT Industries during 2018, 2017 and 2016 were $767, $740 and $683 thousand, respectively.

Limco owns and operates a 55,000 square feet manufacturing plant in Tulsa, Oklahoma which has historically supported all its business, including its aftermarket heat transfer component repair station. This facility also has housed Limco’s administration, engineering, quality control and support services.  Limco also leases building #2, building #3 and building #4.  Building #2 lease is effective from July 1, 2017 to May 31, 2022 and any time after March 31, 2019 lessee or lessor may terminate this lease by giving lessee or lessor six months’ written notice.  The rent for building #2 is $4,000 per month plus the percentage increase in the consumer price index annually.  Building #3 lease expired on January 31, 2014.  The lease has renewed automatically from year to year since that date.  Either party has the right to cancel the lease with 30 days’ notice prior to the expiration or anniversary date of the term and is in full force and effect.  The rent for building #3 is $1,452 per month plus the percentage increase in the consumer price index.  Building #4 lease is effective from April 1, 2017 to March 31, 2030.  The early termination option on Building #4 states that at any time after March 31, 2019, the lessee or the lessor may terminate this lease by giving the lessee or lessor 6 months’ written notice.  The rent is $2,800.00 per month for building #4 plus the percentage increase in the consumer price index. In 2018, 2017 and 2016, the rental expense for this property was $92, $72 and $51 thousand, respectively, for each one of these years.

In the second half of 2015, Piedmont leased approximately 82,000 square feet in Greensboro, North Carolina, for its new landing gear component and overhaul repair station as well as the MPG operation. The lease expires on June 30, 2025. In 2018, 2017 and 2016 the rental expense was $324, $324 and $297 thousand, respectively, for each one of these years. In addition, Piedmont leases approximately 56,000 square feet space for its facility in Kernersville, North Carolina to support its APU component and overhaul repair station. during 2018, Piedmont vacated the first floor of the facility while continue to lease the second floor space, approximately 28,000 square feet.   In 2018, 2017 and 2016, the rental expense for this property was $78, $78 and $60 thousand for each one of these years. The lease expired in October 31, 2016, and is now extended month to month. Moreover, during 2016, Piedmont also leased approximately 32,000 square feet for its facility in Winston-Salem, North Carolina to support its former landing gear component and overhaul repair station as well as the MPG operation. In 2016 the rental expense for this property was $38 thousand. This lease expired in June 2016 and Piedmont moved to the new facilities. Starting in 2014, Piedmont also leased approximately 10,000 square feet of storage space in Winston-Salem (near its previous main facility in Winston-Salem), on a month to month lease. The lease ended during 2016. In 2016 Piedmont’s expense for this property was $8 thousand.

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

Sources of Revenues

TAT, directly and through its subsidiaries, provides a variety of solutions and services to the commercial and military aerospace and ground defense industries, including:

(i)	OEM of heat transfer solutions and aviation components, such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers (through our Gedera facility);

(ii)	MRO services for heat transfer components and OEM of heat transfer solutions (through our Limco subsidiary);

(iii)	MRO services for aviation components (through our Piedmont subsidiary); and

(iv)	Overhaul and coating of jet engine components (through our Turbochrome subsidiary).

TAT’s revenues from its four operational segments for the three years ended December 31, 2018 were as follows:

	Year Ended December 31,
	2018		2017		2016
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Revenues
OEM of heat transfer solutions and aviation components	$24,707	26.5%	$31,237	29.3%	$28,255	29.5%
MRO services for heat transfer components and OEM of heat transfer solutions	31,344	33.6%	34,812	32.7%	32,429	33.9%
MRO services for aviation components	32,487	34.9%	33,009	31.0%	31,630	33%
Overhaul and coating of jet engine components	9,697	10.4%	11,005	10.3%	9,209	9.6%
Eliminations	(5,057)	(5.4)%	(3,536)	(3.3)%	(5,729)	(6)%
Total Revenues	$93,178	100%	$106,527	100%	$95,794	100%

The following table reflects the geographic breakdown of TAT’s revenues for each of the three years ended December 31, 2018:

	Years Ended December 31,
	2018		2017		2016
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues

United States	$54,032	58.0%	$59,051	55.4%	$57,946	60.5%
Israel	6,924	7.4%	9,993	9.4%	7,670	8.0%
Other	32,222	34.6%	37,483	35.2%	30,178	31.5%
Total	$93,178	100.0%	$106,527	100.0%	$95,794	100.0%

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

Other income (expense). Other income (expense) results from capital gain on sale of property and equipment and onetime expenses.

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

Revenue Recognition

The TAT Group generates its revenues from the sale of OEM products and systems, providing MRO services (remanufacture, maintenance, repair and overhaul services and long - term service contracts) and parts services.

In May 2014, FASB issued Accounting Standards Update "Revenue from Contracts with Customers" (Topic 606). According to the standard, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied.

Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances.

The guidance permitted the use of either a retrospective or cumulative effect transition method. The Company has implemented the new standard on its effective date (January 1, 2018) to uncompleted contracts as of that date, in accordance with the transitional directive which allows recognition of the cumulative effect of the initial application as an adjustment to the opening balance of retained earnings as of January 1, 2018. The adoption of ASC 606 did not impact the Company’s balance sheet or opening balance of retained earnings. The Company did not provide the effects in the current reporting period of the standard as compared to the guidance that was in effect before the change, since these effects were immaterial.

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

The group recognizes revenues from the sale of OEM products when it satisfies a performance obligation, i.e. when or as the customer obtains control upon product shipment. The Group does not grant a right of return.

The group recognizes revenues from MRO services over time as it satisfies performance obligations.

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

Prior to January 1, 2018 and before the adoption of ASC 606, revenues from multi-year, fixed price contracts for OEM customers were recognized when a product was shipped (and title passed) to the customer.

Revenues from MRO services were generally recognized when services were completed. In cases in which contracts required exchanging a defective landing gear for a restored gear, the non-refundable minimum amounts from these contracts were recognized on the exchange date (delivery of the product has occurred), and any additional amounts billed to the customer for excess hours of repair, were recognized when the customer approved the price for these additional services.

Revenues from maintenance contracts were recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. The Group estimated the costs that were expected to be incurred based on its historical experience. The costs incurred related to the maintenance contracts were not incurred on a straight-line basis, as the timing to provide the maintenance services is dependent on when parts under these contracts require maintenance. Therefore, the Group accrued revenue as costs were incurred. These contracts were reviewed on a timely basis and adjusted (if required) based on total expected cost.

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

U.S. subsidiaries are taxed based on federal and state tax laws. The statutory tax rate for 2017 and 2016 was 38%.

On December 22, 2017, the Tax Cuts and Jobs Act (the“Act”) was enacted into law. The new legislation represents fundamental and dramatic modifications to the U.S. tax system. The Act contains several key tax provisions that impacted the Company's U.S. subsidiaries, including the reduction of the U.S. federal corporate income tax rate from an effective rate of 35% to a flat rate of 21%, effective January 1, 2018. Other significant changes under the Act include, among others, a one-time repatriation tax on accumulated foreign earnings, a limitation of net operating loss deduction to 80% of taxable income, and indefinite carryover of post-2017 net operating losses. The Act also repeals the corporate alternative minimum tax for tax years beginning after December 31, 2017. Losses generated prior to January 1, 2018 will still be subject to the 20-year carryforward limitation and the alternative minimum tax. Other potential impacts due to the Act include the repeal of the domestic manufacturing deduction, modification of taxation of controlled foreign corporations, a base erosion anti-abuse tax, modification of interest expense limitation rules, modification of limitation on deductibility of excessive executive compensation, and taxation of global intangible low-taxed income.

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

The following table presents, for the periods indicated, information concerning TAT’s results of operations:

	Year Ended December 31
	2018	2017	2016
	(in thousands)
Revenues
OEM of heat transfer solutions and aviation components	$24,707	31,237	28,255
MRO services for heat transfer components and OEM of heat transfer solutions	31,344	34,812	32,429
MRO services for aviation components	32,487	33,009	31,630
Overhaul and coating of jet engine components	9,697	11,005	9,209
Eliminations	(5,057)	(3,536)	(5,729)
Total revenues	93,178	106,527	95,794
Cost of revenues
OEM of heat transfer solutions and aviation components	25,612	25,535	24,028
MRO services for heat transfer components and OEM of heat transfer solutions	27,659	26,085	23,440
MRO services for aviation components	28,561	29,026	27,423
Overhaul and coating of jet engine components	8,298	9,057	7,610
Eliminations	(5,343)	(3,620)	(5,744)
Total cost of revenues	84,787	86,083	76,757
Gross profit	8,391	20,444	19,037
Research and development costs, net	553	731	1,140
Selling and marketing	4,913	4,974	3,876
General and administrative	8,559	9,409	10,023
Other expenses (income)	(4)	53	(138)
	14,021	15,167	14,901
Operating income (loss)	(5,630)	5,277	4,136
Financial expense, net	(102)	(338)	(154)
Income (loss) before taxes on income (tax benefit)	(5,732)	4,939	3,982
Taxes on income (tax benefit)	(1,464)	2,333	3,865
income (loss) before equity investment	(4,268)	2,606	117
Share in results of affiliated company and impairment of share in affiliated companies	(140)	(210)	(55)
Net income (loss)	$(4,408)	$2,396	$62

The following table presents, for the periods indicated, information concerning TAT’s results of operations as a percentage of revenues:

	Year Ended December 31,
	2018	2017	2016
Revenues
OEM of heat transfer solutions and aviation components	26.5%	29.3%	29.5%
MRO services for heat transfer components and OEM of heat transfer solutions	33.6	32.7	33.9
MRO services for aviation components	34.9	31.0	33.0
Overhaul and coating of jet engine components	10.4	10.3	9.6
Eliminations	(5.4)	(3.3)	(6)
Total revenues	100	100	100
Cost of revenues
OEM of heat transfer solutions and aviation components	27.5	24.0	25.1
MRO services for heat transfer components and OEM of heat transfer solutions	29.7	24.5	24.5
MRO services for aviation components	30.6	27.2	28.6
Overhaul and coating of jet engine components	8.9	8.5	7.9
Eliminations	(5.7)	(3.4)	(6)
Cost of revenues	91	80.8	80.1
Gross profit	9	19.2	19.9
Research and development costs, net	0.6	0.7	1.2
Selling and marketing	5.3	4.7	4
General and administrative	9.2	8.8	10.5
Other income	*	*	(0.1)
	15.1	14.2	15.6
Operating income (loss)	(6.1)	5.0	4.3
Financial expense, net	(0.1)	(0.3)	(0.2)
Income (loss) before taxes on income (tax benefit)	(6.2)	4.7	4.1
Taxes on income (tax benefit)	(1.6)	2.2	4.0
income (loss) before equity investment	(4.6)	2.5	0.1
Share in results of affiliated company and impairment of share in affiliated companies	(0.1)	(0.2)	*
Net income (loss)	(4.7)%	2.3%	0.1%
________________________
* Less than 0.1 percent

Year ended December 31, 2018 compared with Year ended December 31, 2017

Revenues. Total revenues were $93.2 million for the twelve months ended December 31, 2018, compared to $106.5 million for the twelve months ended December 31, 2017,  a decrease of 12.5%This reflects (i) the decrease in revenues in the OEM of heat transfer solutions and aviation accessories segment; (ii) the decrease in revenues in the MRO services for heat transfer components and OEM of heat transfer solutions segment; (iii) the decrease in revenues in the MRO services for aviation components segment; and (iv) the decrease in in revenue in the overhaul and coating of jet engine components segment.

Revenues from OEM of heat transfer solutions and aviation components. Revenues from this operating segment decreased to $24.7 million for the year ended December 31, 2018 from $31.2 million for the year ended December 31, 2017, a decrease of 20.9% mainly due to delay in order intake

Revenues from MRO services for heat transfer components and OEM of heat transfer solutions. Revenues from the MRO services for heat transfer components and OEM of heat transfer solutions operating segment decreased to $31.4 million for the year ended December 31, 2018, from $34.8 million for the year ended December 31, 2017, a decrease of 10%, mainly due to decline in demand for maintenance services among existing customers.

Revenues from MRO services for aviation components. Revenues from MRO services for aviation components operating segment decreased to $32.5 million for the year ended December 31, 2018, from $33.0 million for the year ended December 31, 2017, a decrease of 1.6%, mainly due to decline in demand for maintenance services among existing customers.

Revenues from overhaul and coating of jet engine components. Revenues from overhaul and coating of jet engine components segment decreased to $9.7 million for the year ended December 31, 2018, from $11.0 million for the year ended December 31, 2017 a decrease of 11.9%, mainly due to lower demand for overhaul and coating of jet engine components.

Cost of revenues. Cost of revenues was $84.8 million for the twelve months ended December 31, 2018, compared to the $86.0 million for the twelve months ended December 31, 2017, a decrease of 1.5%. This is primarily due to the decrease in revenue.

Cost of revenues as a percentage of revenues was 91% for the twelve months ended December 31, 2018, compared to 80.8% for the twelve months ended December 31, 2017.

Cost of revenues for OEM of heat transfer solutions and aviation accessories. Cost of revenues for this operating segment was $25.6 million for the year ended December 31, 2018, with no significant change from $25.5 million for the year ended December 31, 2017..
Cost of revenues as a percentage of revenues in this segment increased to 103.7% in the year ended December 31, 2018, from 81.7% for the year ended December 31, 2017. The increase is primarily the result of  lower sales compared to 2017 and a change in product mix in which more products with lower margins were sold during 2018.

Cost of revenues for MRO services for heat transfer components and OEM of heat transfer solutions. Cost of revenues for the MRO services for heat transfer components and OEM of heat transfer solutions operating segment increased to $27.7 million for the year ended December 31, 2018 from $26.1 million for the year ended December 31, 2017, an increase of 6%. The increase is primarily attributable to the increase in labor and material costs.

Cost of revenues as a percentage of revenues in this segment increased to 88.2% in the year ended December 31, 2018 from 74.9% for the year ended December 31, 2017. The increase is primarily the result of lower sales compared to 2017 and the increase in labor and material costs.

Cost of revenues for MRO services for aviation components. Cost of revenues for MRO services for aviation components operating segment decreased to $28.6 million for the year ended December 31, 2018 from $29.0 million for the year ended December 31, 2017, a decrease of 1.6%. The decrease is primarily attributable to lower sales compared to 2017.

Cost of revenues as a percentage of revenues in this segment estimated at 87.9% in the year ended December 31, 2018 unchanged from the year ended December 31, 2017.

Cost of revenues for overhaul and coating of jet engine components. Cost of revenues for the overhaul and coating of jet engine components segment decreased to $8.3 million for the year ended December 31, 2018 from $9.1 million for the year ended December 31, 2017. The decrease is primarily attributable to lower sales compared to 2017.

Cost of revenues as a percentage of revenues in this segment increased to 85.6% in the year ended December 31, 2018 from 82.3% in the year ended December 31, 2017. The increase is primarily the result of lower sales compared to 2017 and a change in product mix in which more products with lower margins being sold during 2018..

Research and development, net. Research and development expenses were $0.6 million for the twelve months ended December 31, 2018, compared to $0.7 million for the twelve months ended December 31, 2017.

Research and development expenses as a percentage of revenues were 0.6% for the twelve months ended December 31, 2018 compared to 0.7% for the twelve months ended December 31, 2017. TAT expects to invest in the future additional resources in research and development activities, and accordingly will continue to incur and record additional research and development expenses in the coming years.

Selling and marketing. Selling and marketing expenses were $5.0 million for the twelve months ended December 31, 2018, with no change from $5.0 million for the twelve months ended December 31, 2017.

Selling and marketing expenses as a percentage of revenues were 5.3% for the twelve months ended December 31, 2018, compared to 4.7% for the twelve months ended December 31, 2017, mainly due to the decrease in sales during 2018 compared to 2017. TAT expects to invest additional resources in selling and marketing activities in the coming years.

General and administrative. General and administrative expenses were $8.6 million for the twelve months ended December 31, 2018, compared to $9.4 million for the twelve months ended December 31, 2017, a decrease of 9%. The decrease in general and administrative expenses was mainly attributable to decrease in labor costs and direct expenses.

General and administrative expenses as a percentage of revenues were 9.2% for the twelve months ended December 31, 2018, compared to 8.8% for the twelve months ended December 31, 2017, mainly due to the decrease in sales during 2018 compared to 2017.

Financial expenses, net. Financial expenses, net for the twelve months ended December 31, 2018 were $0.1 million, compared to $0.3 million for the twelve months ended December 31, 2017.

Taxes on income (tax benefit). Tax benefit for the twelve months ended December 31, 2018, amounted to $1.5 million, compared to $2.3 million taxes on income for the twelve months ended December 31, 2017

Share in results of equity investment of affiliated companies. Share in results of equity investment of affiliated companies for the twelve months ended December 31, 2018, amounted to a loss of $ 0.1 million during 2018 compared to a loss of $0.2 million for the twelve months ended December 31, 2017.

Year ended December 31, 2017 compared with Year ended December 31, 2016

Revenues. Total revenues were $106.5 million for the twelve months ended December 31, 2017, compared to $95.8 million for the twelve months ended December 31, 2016, an increase of11.2% all of which was organic growth. This reflects (i) the increase in revenues in the OEM of heat transfer solutions and aviation accessories segment; (ii) the increase in revenues in the MRO services for heat transfer components and OEM of heat transfer solutions segment; (iii) the increase in revenues in the MRO services for aviation components segment; and (iv) the increase in in revenue in the overhaul and coating of jet engine components segment.

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

Research and development, net. Research and development expenses were $0.7 million for the twelve months ended December 31, 2017, compared to $1.1 million for the twelve months ended December 31, 2016.

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

Other expenses (income). Other expenses were $0.1 million for the twelve months ended December 31, 2017, compared to an income of $0.1 million for the twelve months ended December 31, 2016. Other expenses in 2017 are mainly attributed to the sale of fixed assets and other income in 2016 is mainly attributable to acquisition expenses related to the Turbochrome acquisition.

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

Corporate Tax Rate

Israeli companies are generally subject to corporate tax on their taxable income (including capital gains). The regular corporate tax rate for Israel was 24% for the year ended December 31, 2017 and 23% for the year ended December 31, 2018.

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

Certain amendments to the Investment Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform reduced corporate tax rate as opposed to the incentives that are limited to income from Approved or Beneficiary Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas designated as Israel’s Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Dividends distributed from taxable income derived from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company. While a company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Beneficiary Enterprises, no additional tax liability will be incurred by the company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

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

Certain investment income derived by TAT from investments may not be regarded by the Israeli tax authorities as income from TAT’s Preferred Enterprise and consequently may be taxed at the regular statutory rate in Israel.

Certain of TAT’s subsidiaries operate in and are subject to the tax laws of various other jurisdictions, primarily the United States. TAT’s U.S. subsidiaries are taxed based on federal and state tax laws. The statutory tax of TAT’s U.S. subsidiaries was 38% in each of the years ended December 31, 2017and 2016.

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

(2)
In February 2016, the FASB which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use (ROU) asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less may be accounted for similar to existing guidance for operating leases today. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective on January 1, 2019, with early adoption permitted. The Company expects that adoption of the standard will result in recognition of approximately $7.3 million of lease assets and lease liabilities as of January 1, 2019 on the Company’s Consolidated Balance Sheets.

(3)
In August 2017, the FASB issued Accounting Standard Update which targets improvements to accounting for hedging activities which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. The guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The new standard will not have a material effect on the Company's financial statements upon adoption.

Liquidity and Capital Resources

As of December 31, 2018, TAT had cash and cash equivalents and short-term bank deposits of $16 million, compared with cash and cash equivalents and short-term bank deposits of $18 million as of December 31, 2017.

Capital expenditures for the years ended December 31, 2018, 2017 and 2016 were approximately $4.3 million, $3.5 million and $5.7 million, respectively. TAT funded these expenditures mainly from cash flows from operations. TAT expects that its available cash and cash equivalents and cash flow generated from operations will be sufficient to fund its capital expenditures.

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

Cash Flows

The following table summarizes TAT’s cash flows for the periods presented:

	Year Ended December 31,
	(in thousands)
	2018	2017	2016
Net cash provided by operating activities	$2,080	$2,496	$5,521
Net cash provided by (used in) investing activities	(3,841)	(3,559)	594
Net cash provided by (used in) financing activities	197	(2,856)	(3,370)
Net increase (decrease) in cash and cash equivalents	(1,564)	(3,919)	2,745
Cash and cash equivalents at beginning of the year	17,514	21,433	18,688
Cash and cash equivalents at end of the year	$15,950	$17,514	$21,433

The net cash provided by operating activities for the year ended December 31, 2018, amounted to approximately $2 million, compared to net cash provided by operating activities of $2.5 million for the year ended December 31, 2017 and net cash provided by operating activities of $5.5 million for the year ended December 31, 2016.

Net cash provided by operating activities for the year ended December 31, 2018 was principally derived from the following adjustments of non-cash line items: an upwards adjustment of $4.2 million for depreciation and amortization; an upward adjustment of $6.8 million for decrease in trade accounts receivable; an upward adjustment of $0.4 million for loss from derivatives; and an upward adjustment of $0.3 million for increase in share based compensation. This was offset by $4.5 million loss; a downward adjustment of $1.6 million for increase in other account receivables; a downward adjustment of $2 million for decrease in accrued expenses; a downward adjustment of $1 million for decrease in trade accounts payable; and a downward adjustment of $0.6 million for decrease in liability in respect of employee rights upon retirement

Net cash provided by operating activities for the year ended December 31, 2017 was principally derived from $2.4 million of net income and from the following adjustments of non-cash line items: an upwards adjustment of $3.9 million for depreciation and amortization; an upward adjustment of $0.6 million for increase in accounts payable; an upward adjustment of $0.4 million for deferred income tax, net; an upward adjustment of $0.3 million for increase in provision for doubtful accounts; and an upward adjustment of $0.5 million for decrease in other accounts receivables. This was offset by a downward adjustment of $4.5 million for increase in trade accounts receivable; a downward adjustment of $1.5 million for decrease in accrued expenses; and a downward adjustment of $0.5 million for gain from derivatives.

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

Net cash used in investing activities was approximately $3.9 million for the year ended December 31, 2018, compared to net cash used in investing activities of $3.6 million for the year ended December 31, 2017 and net cash provided by investing activities of $0.6 million for the year ended December 31, 2016.

Of the cash used in investing activities in the year ended December 31, 2018, approximately $4.3 million was used for purchase of property and equipment, primarily production equipment and building improvements. This was partially offset by maturities of short-term deposits in the amount of $0.5 million

Of the cash used in investing activities in the year ended December 31, 2017, approximately $3.5 million was used for purchase of property and equipment, primarily production equipment and building improvements and $0.4 million for investment in affiliated company. This was partially offset by maturities of short-term deposits in the amount of $0.5 million.

Of the cash provided by investing activities in the year ended December 31, 2016, approximately $7.2 million was provided from maturities of short-term deposits. This was partially offset by the purchase of property and equipment, primarily production equipment and building improvements, in an amount of approximately $5.7 million and $ 0.9 million from investment in affiliated company.

Net cash provided by financing activities was approximately $0.2 million for the year ended December 31, 2018, compared to net cash used in financing activities of approximately $2.9 million for the year ended December 31, 2017 and net cash used in financing activities of approximately $3.4 million for the year ended December 31, 2016.

In the year ended December 31, 2018, the net cash provided by financing activities was primarily attributable to exercise of options.

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

D.           Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2018, and the effect we expect them to have on our liquidity and cash flow in future periods

Contractual Obligations	Payments due by Period (Amounts in Thousands US$)
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations	8,312	1,551	2,818	2,424	1,519
Purchase commitments	9,482	8,532	665	285	-
Total	$17,794	$10,083	$3,483	$2,709	$1,519
_________________

In addition, we have long-term liabilities for severance pay that are calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Employees are entitled to one month’s salary for each year of employment or a portion thereof.  As of December 31, 2018, our severance pay liability, net was $ 395 thousand.

TAT expects to pay $1,974 thousand in future benefits to their employees during 2019 through 2028 upon their normal retirement age. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Israeli company before their normal retirement age.

Year	Amount in thousands
2019	$1,122
2020	51
2021	51
2022	9
2023	56
Thereafter (through 2028)	685
Total	$1,974

TAT also has the following guarantees as of December 31, 2018:

•
In order to secure TAT's liability to the Israeli customs, TAT provided a bank guarantee in the amount of $116 thousand. The guarantee is linked to the consumer price index and is valid until December 2029.

•
In order to secure TAT's liability to the lessor of its premises, TAT provided a bank guarantee in the amount of $728 thousand. The guarantee is linked to the consumer price index in Israel and is valid until June 2019.

•	In order to secure TAT's liability for warranty to a customer, the Company provided a bank guarantee in the amount of $39 thousand. The guarantee is valid until April 2021.

In order to secure Turbochrome's liability to the Ministry of Defense, the Company provided a bank guarantee in the amount of $11 thousand.

Item 6.    Directors, Senior Management and Employees

A.          Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers, as of the date hereof:

Name	Age	Position
Amos Malka	66	Chairman of the Board of Directors
Igal Zamir	53	Chief Executive Officer and President
Ehud Ben - Yair	55	Chief Financial Officer
Liron Reshef	48	EVP Human Resources
Dan Doron (*)	50	EVP Engineering
Ohad Milo	44	President of Gedera
Jeff Lambert (**)	40	President of Piedmont
Yair Raz	63	President of Limco
Michael Chen	54	President of Turbochrome
Ron Ben-Haim	49	Director
Amiram Boehm	47	Director
Avi Shani (1)(2)(3)(4)	71	External Director
Dafna Gruber (1)(3)(4)	54	Independent Director
Aviram Halevi (1)(2)(3)(4)	61	External Director

(1)     “Independent Director” under the applicable SEC and NASDAQ Marketplace Rules
(2)     “External Director” as required by the Israeli Companies Law
(3)     Member of the audit committee
(4)     Member of the compensation committee
(*)     Mr. Doron notified the Company that he is resigning his position as EVP Technology and Engineering to pursue other opportunities. Mr. Doron was employed by the Company until February 2019. The Company has initiated a search process for a new EVP Technology and Engineering.
(**)   Mr. Lambert notified the Company that he is resigning his position as President of Piedmont to pursue other opportunities. Mr. Lambert was employed by the Company until January 2019. The Company has initiated a search process for a new President of Piedmont.

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

Mr. Ehud Ben-Yair was appointed as TAT's Chief Financial Officer  in May 2018. Prior to joining TAT, Mr. Ben- Yair served as the Chief Financial Officer of SHL Telemedicine, a public company traded on the Swiss stock exchange (SIX- SHLTN) engaging in the field of digital health. Between 2012-2016, Mr. Ben Yair has served as the Chief Financial Officer of Opgal Optronics, a subsidiary of Elbit Systems (NASDAQ – ESLT), a company developing and manufacturing thermal imaging cameras for military and civilian aerospace markets. Prior to that, Mr. Ben- Yair has served for 8 years as the Chief Financial Officer of Orad Hi-Tech Systems, a public company traded on the AIM and German stock exchange (OHT), a company developing, manufacturing and selling proprietary hardware to TV stations and broadcasters. Mr. Ben Yair is a Certified Public Accountant and holds a B.A. in Economics and Accounting from the Ben-Gurion University in Israel.

Ms. Liron Reshef was appointed as TAT’s EVP Human Resources in October 2018. Prior to joining TAT, from 2014 to 2018, Ms. Reshef served as VP Human Resources at Evogene, a bio-tech company, listed in Tel Aviv & Nasdaq). From 2012 until 2013 Ms. Reshef served as Global HR Director for Frutarom, a leading global Israeli based company specializes food industry. From 2007 until 2012 Ms. Reshef served as a VP Human Recourses in Solbar Industries, a company in the food and pharmaceutical industry (listed in Tel Aviv). Prior to that Ms. Reshef served, for over 10 years, in executive Human Resources Positions at various hi-tech companies
Ms. Reshef holds a B.A. in Economics and Political Science from Bar-Ilan University and MBA -Specialization in managing behavioral sciences from Ben-Gurion University.

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

Mr. Ohad Milo was appointed President of TAT Gedera in October 2018. Before joining TAT, between 2012 and 2018, Mr. Milo served as CEO of 4 subsidiaries of IAI (Israeli Aerospace Industries) owned Elbatech group. Prior to Elbatech, from 2010 until 2012, Mr. Milo served as CEO of TMC Systems, a start-up company owned by Pointer Telocation Ltd. (Nasdaq CM: PNTR).

Between 2000 and 2010, Mr. Milo held various management positions at Sanmina Corporation (Nasdaq CM: SANM), most recently as VP Sales and Account Management at Sanmina's subsidiary in Israel.

Mr. Milo holds a B.Sc. in Industrial Engineering from Tel Aviv University and an MBA from the Technion - Israeli Institute of Technology.

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

Mr. Avi Shani joined TAT’s Board of Directors as an external director in 2008. In June 2017, Mr. Shani was re-elected to serve as an external director for another three-year term.  From 2005 until 2008, Mr. Shani served as the CEO of TCM Mobile Ltd. Prior to that, from 2000 until 2004, he served as Executive Vice President Investments and Chief Economist of IDB Development, a leading Israeli holding company, responsible for the company’s new investments. Since 2012 until 2018 Mr. Shani served on the board of directors of Harel Sal and Ecommunity. Mr. Shani holds a B.A. in Economics and an MBA, both from Tel Aviv University.

Ms. Dafna Gruber was elected as a director by TAT’s Board of Directors in November 2013. Since February 2019 Ms. Gruber has been serving as chief financial officer of Aqua Security, a private company. from 2017 until 2018, Ms. Gruber served as chief financial officer of Landa Corporation Ltd., a private company. From 2015 until 2017, Ms. Gruber served as the chief financial officer of Clal Industries Ltd., a private holding company. From 2007 until 2015, Ms. Gruber served as the CFO of NICE Ltd., a public company traded on NASDAQ and the TASE. From 1996 until April 2007, Ms. Gruber was part of Alvarion Ltd., a company which traded on NASDAQ and the TASE, mostly as the company’s CFO. Ms. Gruber serves as an external director at Nova Measuring Systems Ltd., a public company traded on NASDAQ and the TASE. Ms. Gruber is a Certified Public Accountant (Israel) and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.

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

Compensation

The following table sets forth all compensation TAT paid to all of its directors and executive officers as a group for the year ended December 31, 2018.

	Salaries, fees, Commissions and bonuses (Amounts in Thousands US$)	Other benefits (Amounts in Thousands US$)
All directors and executive officers as a group (14 executives)	$2,469	$114

During the year ended December 31, 2018, TAT paid its directors (except for its active chairman of the Board of Directors, Mr. Amos Malka), the fixed medium amounts permitted by law to an external director (within the meaning of the Israeli Companies Law) which was a per meeting attendance fee of NIS 2,650 (approximately $707), plus an annual fee of NIS 71,110 (approximately $18,973). Pursuant to its agreement with Mr. Amos Malka, TAT's active chairman of the Board of Directors, TAT paid Mr. Malka a monthly fee of NIS 50,000 plus VAT until September 2018, and starting October 2018 TAT pays Mr. Malka a monthly fee of NIS 40,000 plus VAT.  Mr. Malka had been previously granted options to purchase 50,000 ordinary shares of TAT and is not currently entitled to receive any bonus.

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law) during or with respect to the year ended December 31, 2018, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.
Information Regarding Covered Executives (1) (Amounts in Thousands US$)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Igal Zamir, CEO and President	322	85	-	56	463
Jeff Lambert, President of Piedmont	225	30	90	20	365
Michael Chen, President of Turbochrome	171	78	-	32	281
Yair Raz, President of Limco	213	29	9	12	263
Ehud Ben- Yair, CFO (*)	138	43	-	48	230

(*)	For the period of 6.5 months.
(1)	All amounts reported in the table are in terms of cost to TAT, as recorded in our financial statements.
(2)	Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2018.
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

(4)	Amounts reported in this column refer to variable compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2018.
(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2018 in connection with equity-based compensation granted to the Covered Executive.

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

Variable Cash Incentive

The compensation committee and board of directors may adopt, from time to time, a cash incentive plan, which will set forth for each executive certain targets which form such executives on target cash payment (the “On Target Cash Plan”) and the rules or formula for calculation of the On Target Cash Plan payment once actual achievements are known.

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

C.       Employees

As of December 31, 2018, TAT and its subsidiaries employed 598 employees, of whom 500 were employed in manufacturing and quality control, 30 were employed in engineering and research and development and 68 were employed in administration, sales and marketing. Of such employees, 287 were located in Israel and 311 were employed by Limco and Piedmont and located in the United States.

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

Stock Option Plans

In November 2011, our audit committee and board of directors approved a stock option plan (the “Plan”), which was subsequently approved by TAT’s shareholders, on June 28, 2012. According to the Plan an aggregate of 980,000 options exercisable into up to 980,000 ordinary shares, 0.9 NIS par value, of TAT may be granted to certain members of our board of directors and certain senior executives at an exercise price not less than the fair market value of the shares covered by the option on the date of grant. In general, the options vest over a period of 4 years as follows: 25% of the options vest upon the lapse of 12 months following the date of grant and the remaining 75% vest on a quarterly basis over the remaining 3-year period. In addition, certain options that were previously granted vest over a three-year period (one-third each year) and the vesting of 50% of such options is subject, in addition, to certain minimum shareholders' equity during a period of 4 years from the date of grant. Pursuant to the Plan, any options that are cancelled or not exercised within the option period determined in the relevant option agreement will become available for future grants. Our board of directors has elected to allot options to Israeli employees under Israel’s capital gain tax treatment.

On August 30, 2018 the Company's compensation committee, followed by the Board of Directors, approved the amended and restated company's 2012 Plan. On October 4, 2018 the company's amended and restated 2012 stock plan was approved at the annual general meeting of shareholders. As part of the company's 2012 Plan’s amendments it was determined that if the Company declares a cash dividend to its shareholders, and the distribution date of such dividend will precede the exercise date of an Option, including for the avoidance of doubt, Options that have yet to become vested and Options which have been granted prior to the adoption of such amendment to the Plan, the exercise price of the option shall be reduced in the amount equal to the cash dividend per share distributed by the Company.

As of December 31, 2018, options to purchase 494,309 ordinary shares were outstanding under the Plan, exercisable at an average exercise price of $10 per share.  During 2018 total of 26,668 options were exercised.

Item 7.    Major Shareholders and Related Party Transactions

A.          Major Shareholders

The following table sets forth certain information as of December 31, 2018, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
FIMI Funds (3)	5,254,908	59.21%
Yelin Lapidot Holdings Management Ltd. (4)	583,721	6.58%
Excellence and The Phoenix Holdings Ltd (5)	552,637	6.23%

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

(2)	The percentages shown are based on 8,874,696 ordinary shares issued and outstanding as of December 31, 2018 (net of 274,473 dormant shares).

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

(4)
This information is based on information provided in the Schedule 13G/A filed with the SEC by Dov Yelin, Yair Lapidot and Yelin Lapidot Holdings Management Ltd. (collectively, “Yelin Lapidot”) on February 11, 2019. The business address of Yelin Lapidot is 50 Dizengoff Street, Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(5)        This information is based on information provided in the Schedule 13G/A filed with the SEC by Itshak Sharon (Tshuva), Delek Group Ltd. And The Phoenix Holdings Ltd. on February 14, 2019. The business address of Itshak Sharon (Tshuva) and Delek Group Ltd. is 19 Abba Eban blvd, P.O.B. 2054, Herzliya, 4612001, Israel and the address of the Phoenix Holdings Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of December 31, 2018, there were 34 holders of record of our ordinary shares, of which 30 record holders holding less than 1.0% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held by brokers or other nominees including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 69% of our outstanding ordinary shares as of such date.

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

 Not applicable.

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

Rights Attached to Shares

Our authorized share capital consists of 13,000,000 ordinary shares of a nominal value of NIS 0.90 each.  All outstanding ordinary shares are validly issued, fully paid and non-assessable.

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% in 2018 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise or a Technology Enterprise may be considerably less. Capital Gain derived by an Israeli resident company are subject to tax at the regular corporate tax rate (23% in 2018 and thereafter).

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

We have one capital investment program that has been granted “Approved Enterprise” status under the “Investment Law”, and one program that qualify as a “Benefited Enterprise” pursuant to an amendment to the Investment Law that came into effect on April 1, 2005 (the “April 2005 amendment”). These programs were waived as part of the "Preferred Enterprise" which is part of the "2011 Amendment".

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

After expiration of the initial tax exemption period, the company is eligible for what was considered then a reduced corporate tax rate of 10% to 25%, depending on the extent of foreign investment in the company, for the following five to eight years, depending on the geographic location of the Benefited Enterprise within Israel. The benefits period was limited to 12 years from completion of the investment under the approved plan or 14 years from the date of the approval, whichever is earlier. A company in which more than 25% of the shareholders are non-residents of Israel, defined under the Investment Law as a Foreign Investors Company, may be eligible for benefits for an extended period of up to ten years.

If a company distributes dividends from tax-exempt Approved Enterprise and/or Benefited Enterprise income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that applies to it after the initial exemption period. Distribution of dividends derived from Approved Enterprise and Benefited Enterprise income that was taxed at reduced rates, but not tax exempt, does not result in additional tax consequences to the company. Shareholders who receive dividends derived from approved enterprise and Benefited Enterprise income were generally taxed at a rate of 15% which was withheld and paid by the company paying the dividend, if the dividend was distributed during the benefits period or within the following 12 years.

The benefits available to an Approved Enterprise and Benefited Enterprise were conditioned upon terms stipulated in the Investment Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and, for an Approved Enterprise, the conditions contained in the certificate of approval from the Investment Center.  If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the CPI in Israel plus interest. We believe that our Approved Enterprise and Benefited Enterprise programs were operated in compliance with all applicable conditions and criteria.

We had derived a material portion of our operating income from our Approved Enterprise and Benefited Enterprise facilities. We were therefore eligible for a tax exemption for a limited period on undistributed Approved Enterprise and Benefited Enterprise income. We intend to reinvest the entire amount of our tax-exempt income and not to distribute this income as a dividend

Until December 31, 2010, TAT and Turbochrome have elected to participate in the alternative package of tax benefits for their Approved and Benefited Enterprise under the law.

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

As of January 1, 2014, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived from its Preferred Enterprise, unless the Preferred Enterprise is located in development area A, in which case the tax rate as of January 1, 2017 was 7.5% (our operations are currently not located in development area A). Income which is not derived from Preferred Enterprise is subject to the regular corporate tax rate (24% in tax year 2017 and 23% as of January 1, 2018).

TAT is located in an area in Israel that is designated as elsewhere and as such is entitled to reduce tax rates of 16% (as of 2014).

Turbochrome is located in an area in Israel that is designated as Zone A and as such entitled to reduce tax rates of 7.5% (as of 2017).

Tax Benefits under the 2017 Amendment

An amendment to the Investment Law, which became effective as of January 1, 2017, provides new tax benefit to Preferred companies for two types of "Technology Enterprise", as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The new incentives regime will apply to "Preferred Technological Enterprises" that meet certain conditions, as detailed in the 2017 amendment. Preferred Technological Enterprises will be subject to a corporate tax rate of 12% unless the Preferred Technological Enterprise is located in development zone A, in which case the rate will be 7.5% with respect to the portion of income derived from intellectual property developed in Israel. The withholding tax on dividends from income derived from intellectual property of the Preferred Technological Enterprises will be 4% for dividends paid to a foreign parent company holding at least 90% of the shares of the distributing company. For other dividend distributions, the withholding tax rate will be 20% (or a lower rate under a tax treaty, if applicable).

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

Taxation of Dividends Paid on our Ordinary Shares

Taxation of Israeli Shareholders

A distribution of dividends from income, which is not attributed to an Approved Enterprise/ Benefited Enterprise/ Preferred Enterprise to an Israeli resident individual, will generally be subject to Israeli income tax, at the rate of 25%, or 30% for a recipient that is a "Controlling Shareholder" (within the meaning of the Israeli Income Tax Ordinance) at the time of distribution or at any time during the 12-month period preceding such distribution.

However, dividends distributed from taxable income accrued during the benefits period of a Benefited Enterprise, subject to certain time limitations, are generally subject to Israeli income tax at the reduced rate of 15%. Dividends paid out of income attributed to a Preferred Enterprise are generally subject to Israeli income tax at the source at the rate of 20%.

Generally, Israeli resident corporations are exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations, unless the dividends are distributed from taxable income that has accrued during the benefits period of Approved Enterprise of Benefited Enterprise, in which case they are taxable at the rate of 15% (if the distributing company did not elect until June 30, 2015 to irrevocably implement the 2011 Amendment with respect to its existing Approved and Beneficiary Enterprises).

3% surtax will apply with respect to individuals on top of the aforementioned tax rates when annual taxable income exceeds NIS 641,880 (with respect to 2018). The amount is updated every year.

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

It should be noted that 3% surtax will apply on individuals on top of the aforementioned tax rates when annual taxable income exceeds NIS 641,880 (with respect to 2018). The amount is updated every year.

Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally the maximum rate of withholding tax on dividends, not generated by Approved / Benefited  / Preferred Enterprises, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividends, is 12.5%, provided that no more than 25% of our gross income of such preceding year consists of certain types of dividends and interest if a certificate for a reduced withholding tax rate is obtained in advance from the Israeli Tax Authority. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise or a Preferred Enterprise are subject to withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met.

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

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S.-Israel Tax Treaty, each as in effect as of the date of this annual report. In addition, this description also relates to the Tax Cuts and Jobs Act (“TCJA”) signed into law on December 22, 2017. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

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

Foreign Tax Credit

Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit limitation purposes. For all taxable years ended until December 31, 2017, and subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividend that we distribute generally will constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.”

Starting January 1, 2018, and with respect to our corporate U.S. Holders, the TCJA provides a 100% deduction for the foreign-source portion of dividends received after January 1, 2018 from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including Israeli withholding tax (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. Deduction would be unavailable for “hybrid dividends.” The dividend received deduction enacted under the TCJA may not apply to dividends from a passive foreign investment company.

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

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts may be subject to a 3.8% Medicare tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares and warrants. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares and warrants.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2018, our internal control over financial reporting is effective.

(c)	Attestation report of independent registered public accounting firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the SEC that permit us to provide only management’s report in this annual report.

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

	Year Ended December 31,
Services Rendered	2018	2017
Audit (1)	$226,950	$219,000
Tax (2)	44,005	78,000
Total	$270,955	$297,000

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

TAT TECHNOLOGIES LTD.

	By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer (Principal Accounting Officer)

Date: March 27, 2019

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the board of directors of
TAT Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. and its subsidiaries (the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 27, 2019	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2009.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	December 31,
	2018	2017

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,950	$17,514
Short-term bank deposits	-	470
Accounts receivable, net	19,277	25,744
Other current assets and prepaid expenses	3,627	2,363
Inventory, net	38,605	38,630

Total current assets	77,459	84,721

NON-CURRENT ASSETS:
Investment in affiliates	1,078	1,192
Funds in respect of employee rights upon retirement	2,253	2,779
Deferred income taxes	162	937
Intangible assets, net	911	1,045
Property, plant and equipment, net	21,424	21,321

Total non-current assets	25,828	27, 274

Total assets	$103,287	$111,995

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands, except share data

	December 31,
	2018	2017

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	$8,270	$9,348
Accrued expenses	6,411	8,331

Total current liabilities	14,681	17,679

NON CURRENT LIABILITIES:
Other long-term liabilities	180	146
Liability in respect of employee rights upon retirement	2,648	3,235
Deferred income taxes	1,484	2,361

Total non-current liabilities	4,312	5,742

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 10)

Total liabilities	18,993	23,421

EQUITY:
Ordinary shares of NIS 0.9 par value: Authorized: 13,000,000 shares at December 31, 2018 and 10,000,000 shares at December 2017; Issued: 9,149,169 shares at December 31, 2018 and 9,122,501 shares at December 31, 2017; Outstanding: 8,874,696 shares at December 31, 2018 and 8,848,028 shares at December 31, 2017	2,809	2,802
Additional paid-in capital	65,535	65,073
Treasury shares, at cost, 274,473 shares at December 31, 2018 and 2017	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	(206)	135
Retained earnings	18,244	22,652
Total shareholders' equity	84,294	88,574

Total liabilities and shareholders' equity	$103,287	$111,995

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands

	Year ended December 31,
	2018	2017	2016

Revenue:
Products	$23,151	$36,053	$30,431
Services	70,027	70,474	65,363
	93,178	106,527	95,794

Cost of revenue:
Products	23,807	28,096	23,788
Services	60,980	57,987	52,969
	84,787	86,083	76,757

Gross profit	8,391	20,444	19,037

Operating expenses:
Research and development, net	553	731	1,140
Selling and marketing	4,913	4,974	3,876
General and administrative	8,559	9,409	10,023
Other expenses (income)	(4)	53	(138)

	14,021	15,167	14,901

Operating income (loss)	(5,630)	5,277	4,136

Financial expenses	(1,569)	(1,132)	(1,139)
Financial income	1,467	794	985

Income (loss) before taxes on income (tax benefit)	(5,732)	4,939	3,982

Taxes on income (tax benefit)	(1,464)	2,333	3,865

Income (loss) before equity investment	(4,268)	2,606	117

Share in results of equity investment of affiliated companies	(140)	(210)	(55)

Net income (loss)	$(4,408)	$2,396	$62

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands, except share and per share data

	Year ended December 31,
	2018	2017	2016

Net income (loss) per share basic and diluted	$(0.5)	$0.27	$0.01

Weighted average number of shares outstanding:
Basic	8,864,885	8,848,028	8,828,444
Diluted	8,864,885	8,909,072	8,830,764

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S dollars in thousands

	Year ended December 31,
	2018	2017	2016
Net income (loss)	$(4,408)	$2,396	$62
Other comprehensive income (loss), net
Net unrealized gains (losses) from derivatives	(672)	(686)	174
Reclassification adjustments for gains from derivatives included in net income	331	894	(243)
Total other comprehensive income (loss)	(341)	208	(69)

Total comprehensive income (loss)	$(4,749)	$2,604	$(7)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2015	9,082,817	$2,793	$64,529	$(4)	$(2,088)	$26,194	$91,424
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016:
Comprehensive income (loss)	-	-	-	(69)	-	62	(7)
Share based compensation	-	-	105	-	-	-	105
Exercise of options	20,100	4	126	-	-	-	130
Dividend distributed	-	-	-	-	-	(3,000)	(3,000)
BALANCE AT DECEMBER 31, 2016	9,102,917	$2,797	$64,760	$(73)	$(2,088)	$23,256	$88,652
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017:
Comprehensive income	-	-	-	208	-	2,396	2,604
Share based compensation	-	-	174	-	-	-	174
Exercise of options	19,584	5	139	-	-	-	144
Dividend distributed	-	-	-	-	-	(3,000)	(3,000)
BALANCE AT DECEMBER 31, 2017	9,122,501	$2,802	$65,073	$135	$(2,088)	$22,652	$88,574
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018:
Comprehensive loss	-	-	-	(341)	-	(4,408)	(4,749)
Share based compensation	-	-	272	-	-	-	272
Exercise of options	26,668	7	190	-	-	-	197
BALANCE AT DECEMBER 31, 2018	9,149,169	$2,809	$65,535	$(206)	$(2,088)	$18,244	$84,294

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(4,408)	$2,396	$62

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,185	3,941	3,636
Loss on sale of property, plant and equipment	-	54	12
Loss (gain) from change in fair value of derivatives	382	(490)	(152)
Interest from short-term bank deposits and restricted deposits	-	(6)	(24)
Change in provision for doubtful accounts	(347)	321	(29)
Share in results of affiliated companies	140	210	55
Share based compensation	272	174	105
Liability in respect of employee rights upon retirement	(587)	241	123
Deferred income taxes, net	(102)	382	1,670
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	6,814	(4,493)	(2,392)
Decrease (increase) in other current assets and prepaid expenses	(1,575)	488	1,487
Decrease (increase) in inventory	161	210	(2,707)
Increase (decrease) in trade accounts payable	(969)	578	1,192
Increase (decrease) in accrued expenses	(1,920)	(1,505)	2,521
Increase (decrease) in other long-term liabilities	34	(5)	(38)
Net cash provided by operating activities	$2,080	$2,496	$5,521

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in affiliated company	(26)	(383)	(905)
Funds in respect of employee rights upon retirement	(22)	(156)	2
Proceeds from sale of property and equipment	7	-	17
Purchase of property and equipment	(4,270)	(3,520)	(5,702)
Maturities of short-term deposits	470	500	7,182
Net cash provided by (used in) investing activities	$(3,841)	$(3,559)	$594

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	-	(3,000)	(3,000)
Payment of contingent consideration	-	-	(500)
Exercise of options	197	144	130
Net cash provided by (used in) financing activities	197	(2,856)	(3,370)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,564)	(3,919)	2,745
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	17,514	21,433	18,688

CASH AND CASH EQUIVALENTS AT END OF YEAR	$15,950	$17,514	$21,433

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOW:
Purchase of property, plant and equipment on credit	$523	$632	$268

Supplemental disclosure of cash flow information:
Interest paid	$(10)	$(35)	$(2)
Income taxes paid	$(1,087)	$(2,397)	$(1,473)

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

b.
TAT has the following wholly-owned subsidiaries: Limco-Piedmont Inc. (“Limco-Piedmont”), and Turbochrome Ltd. (“Turbochrome”). Additionally, the Company holds 51% of TAT-Engineering LLC (“TAT-Engineering”), hereinafter collectively referred to as the “Group”.

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

As applicable to these financial statements, the most significant estimates and assumptions relate to: recoverability of inventory, provision for doubtful accounts, income taxes, and revenue recognition generated from long-term maintenance contracts.

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

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits bear interest at an average annual rate of approximately 0.6% in 2017.

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

j.	Grants from Israel Innovation Authority (IIA):

Grants received from the IIA for approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction from research and development expenses.  Due the fact that the Company is defined as a "Traditional Industry Company", under the IIA regulations, the majority of grants are non-royalty bearing.

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

The Group reviews those investments for impairment whenever events indicate the carrying amount may not be recoverable. See notes 1(c).

l.	Identified intangible assets

Identifiable intangible assets are comprised of definite lived intangible assets - customer relationships, which are amortized using the straight-line method over their estimated period of useful life as determined by identifying the period in which substantially all of the cash flows are expected to be generated. Amortization of customer relationships is recorded under selling and marketing expenses.

m.	Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and definite life intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized and the assets (or asset group) would be written down to their estimated fair values (see also notes 5 and 6).

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

In May 2014, FASB issued Accounting Standards Update "Revenue from Contracts with Customers" (Topic 606). To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied.

Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances.

The guidance permitted the use of either a retrospective or cumulative effect transition method. The Company has implemented the new standard on its effective date (January 1, 2018) to uncompleted contracts as of that date, in accordance with the transitional directive which allows recognition of the cumulative effect of the initial application as an adjustment to the opening balance of retained earnings as of January 1, 2018. The adoption of ASC 606 did not impact the Company’s balance sheet or opening balance of retained earnings. The Company did not provide the effects in the current reporting period of the standard as compared to the guidance that was in effect before the change, since these effects were immaterial.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -        SIGNIFICANT ACCOUNTING POLICIES (CONT)

o.	Revenue recognition (cont)

c. The Company has chosen to present all sales taxes collected from customers on a net basis.

The group recognizes revenues from the sale of OEM products when it satisfies a performance obligation, i.e. when or as the customer obtains control upon product shipment. The Group does not grant a right of return.

The group recognizes revenues from MRO services over time as it satisfies performance obligations.

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

Prior to January 1, 2018 and before the adoption of ASC 606, revenues from multi-year, fixed price contracts for OEM customers were recognized when a product was shipped (and title passed) to the customer.

Revenues from MRO services were generally recognized when services were completed. In cases in which contracts required exchanging a defective landing gear for a restored gear, the non-refundable minimum amounts from these contracts were recognized on the exchange date (delivery of the product has occurred), and any additional amounts billed to the customer for excess hours of repair, were recognized when the customer approved the price for these additional services.

Revenues from maintenance contracts were recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. The Group estimated the costs that were expected to be incurred based on its historical experience. The costs incurred related to the maintenance contracts were not incurred on a straight-line basis, as the timing to provide the maintenance services is dependent on when parts under these contracts require maintenance. Therefore, the Group accrued revenue as costs were incurred. These contracts were reviewed on a timely basis and adjusted (if required) based on total expected cost.

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

Income taxes are accounted for in accordance with ASC 740 "Income Taxes". This statement prescribes the use of the asset and liability method, whereby deferred tax assets and liabilities account balances are determined based on temporary differences between financial reporting and tax basis of assets and liabilities and for tax loss carry-forwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, see note 13(k).

Taxes which would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred taxes, when the Group’s intention is to hold, and not to realize the investments.

The Group did not provide for deferred taxes attributable to dividend distribution out of retained tax-exempt earnings from "Approved/Benefited Enterprise" plans (see note 13(a)), since it intends to permanently reinvest them and has no intention to declare dividends out of such tax exempt income in the foreseeable future. Management considers such retained earnings to be essentially permanent in duration.  The payment of dividend in 2017 and 2016 was paid from foreign subsidiaries earnings of the Company and earnings from regular income of the Israeli company, respectively.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

u.	Earnings per share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares of the Company's Ordinary Shares, par value NIS 0.9 per share outstanding for each period.
Diluted earnings (loss) per share are calculated by dividing the net income by the fully-diluted weighted-average number of ordinary shares outstanding during each period. Potentially dilutive shares include outstanding options granted to employees and directors.

v.	Share-based compensation

The Group applies ASC 718 "Stock Based Compensation" with respect to employees and directors’ options, which requires awards classified as equity awards to be accounted for using the grant-date fair value method. The fair value of share-based awards is estimated using the Black-Scholes valuation model, the payment transaction is recognized as expense over the requisite service period, net of estimated forfeitures. Until December 31, 2016, the Company estimated forfeitures based on historical experience and anticipated future conditions. The Company has adopted the guidance related to share-based compensation accounting as of January 1, 2017, and as of that date has elected to recognize forfeitures as they occur.

The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule using the accelerated method over the requisite service period for the entire award.

w.	Comprehensive income

Comprehensive income in 2018 and 2017 includes, in addition to net income or loss, gains and losses of derivatives (net of related taxes where applicable).

Reclassification adjustments for gain or loss of derivatives are included in the relevant line item in the statement of income. See also note 2 (z).

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

y.	Contingencies

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

aa.	Recently Issued Accounting Principles:

(1)
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

(2)
In February 2016, the FASB which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less may be accounted for similar to existing guidance for operating leases today. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective on January 1, 2019, with early adoption permitted. The adoption of the standard will result in recognition of approximately $7.3 million of lease assets and lease liabilities as of January 1, 2019 on the Company’s Consolidated Balance Sheets.

(3)
In August 2017, the FASB issued Accounting Standard Update which targets improvements to accounting for hedging activities which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. The guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The new standard will not have a material effect on the Company's financial statements upon adoption.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -         FAIR VALUE MEASUREMENT

Recurring Fair Value Measurements

The Group measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Liabilities:
Derivative financial instruments	-	$210	-	$210

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Derivative financial instruments	$-	$159	$-	$159

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

As of December 31, 2018 and 2017, the company has open forward contracts with a notional total amount of $10,332 and $8,101, respectively.

The carrying amounts of financial instruments include cash and cash equivalents, short-term bank deposits, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short maturities.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4 -	INVENTORY

Inventory is composed of the following:

	December 31,
	2018	2017(*)

Raw materials and components	$10,758	$9,578
Work in progress	7,297	7,657
Spare parts	19,557	20,544
Finished goods	993	851

Total inventory (**)	$38,605	$38,630

  (*) reclassified
(**) The total amount of Rotables included in the company spare parts inventory for the years ended December 31, 2018 and 2017 were $8,284 and $8,615, respectively.

Slow inventory expenses amounted to $691, $964 and $1,138 for the years ended December 31, 2018, 2017 and 2016, respectively.
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

NOTE 5 -        PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2018	2017
Cost:
Land and buildings	$13,077	$12,385
Machinery and equipment	51,017	48,848
Motor vehicles	410	472
Office furniture and equipment	1,802	2,039
Software	1,248	1,419
	67,554	65,163

Less: Accumulated depreciation	46,130	43,842
Depreciated cost	$21,424	$21,321

Depreciation expenses amounted to $4,051, $3,807 and $3,501 for the years ended December 31, 2018, 2017 and 2016, respectively.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6 -         INTANGIBLE ASSETS

Intangible assets:

	December 31,
	2018	2017
Customer relationships
Cost	$1,342	$1,342
Accumulated amortization	(431)	(297)
Amortized cost	$911	$1,045

NOTE 7 -        OTHER BALANCE SHEETS SUPPLEMENTAL INFORMATION

   Accrued expenses:

	December 31,
	2018	2017

Employees and payroll accruals	$2,869	$3,814
Accrued expenses	840	711
Authorities	677	957
Advances from customers	386	863
Deferred income	97	254
Warranty provision	285	306
Accrued royalties	966	1,180
Other	291	246

	$6,411	$8,331

NOTE 8 -         RELATED PARTIES’ TRANSACTIONS AND BALANCES

Transactions:

	Year ended December 31,
	2018	2017	2016

Income -
Sales to related-party company (*)	$1,251	$959	$54
Cost and expenses -
Supplies from related party (*)	$59	$6	$-

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8 -        RELATED PARTIES’ TRANSACTIONS AND BALANCES (CONT)
Balances:

	December 31,
	2018	2017

Trade receivables and other receivables (*)	$699	$930

  (*) includes mainly transactions with affiliated companies.

NOTE 9 -	LONG-TERM EMPLOYEE-RELATED OBLIGATIONS

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 -	LONG-TERM EMPLOYEE-RELATED OBLIGATIONS (CONT)

Severance pay (cont.):

In the years ended December 31, 2018, 2017 and 2016 the Company deposited $968, $910 and $777 respectively, with pension funds and insurance companies in connection with its severance payment obligations.

Limco-Piedmont sponsors a 401(K) safe harbor profit sharing plan covering substantially all of its employees. The plan requires the employer to contribute a match which is currently done on a payroll period basis, matching 100% of the first 2% and 50% of the next three percent. In addition, the plan allows for a discretionary qualified non-elective contribution for the plan year. Contributions to the plan by Limco-Piedmont were $385, $350 and $344 for the years ended December 31, 2018, 2017 and 2016, respectively.

The Group expects to contribute approximately $950 in 2019 to the pension funds and insurance companies in respect of their severance and pension pay obligations.

The amounts of severance payments, actually paid to retired employees, by TAT were $400, $96 and $230 for the years ended December 31, 2018, 2017 and 2016.

TAT expects to pay $1,974 in future benefits to their employees during 2019 through 2028 upon their normal retirement age. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Israeli company before their normal retirement age.

Year	Amount
2019	$1,122
2020	51
2021	51
2022	9
2023	56
Thereafter (through 2028)	685
Total	$1,974

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 -      COMMITMENTS AND CONTINGENT LIABILITIES

a.
Commissions arrangements:

The Group is committed to pay marketing commissions ranging 1% to 10% to sale agents of total sales contracts. Commission expenses were $411, $664 and $774 for the years ended December 31, 2018, 2017 and 2016, respectively. The commissions were recorded as part of the selling and marketing expenses.

b.	Royalty commitments:

(1)
TAT is committed to pay royalties to third parties, ranging from 12% to 17% of sales of products developed by the third parties. Royalty expenses were $148, $25 and $216 for the years ended December 31, 2018, 2017 and 2016, respectively. The royalties were recorded as part of the cost of revenues.

(2)
Piedmont is committed to pay royalties to a third party, ranging 5% to 13% of sales of products purchased from the third party. That third party is the exclusive manufacturer of the products for which Piedmont provides MRO services. In addition, Piedmont is committed to pay said third party royalties of 20%, on parts reclaimed to use in MRO services or sold to our customers when they are manufactured by the third party. Royalty expenses were $1,689, $1,885 and $1,561 for the years ended December 31, 2018, 2017 and 2016, respectively. The royalties were recorded as part of the cost of revenues.

c.
Lease commitments:

Limco-Piedmont leases some of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2029. Certain leases contain renewal options as defined in the agreements. Lease expense totaled $494, $474 and $416 for the years ended December 31, 2018, 2017, and 2016 respectively.

TAT leases its factory from TAT Industries until the end of 2024. Lease expense totaled $767, $740 and $683 for the years ended December 31, 2018, 2017, and 2016 respectively.

The Company entered into several three-year leases for vehicles.  The current monthly lease fees aggregate approximately $37.

As of December 31, 2018, future minimum rental payments under non-cancelable operating leases are as follows:

Year	Amount
2019	$1,551
2020	1,488
2021	1,330
2022	1,224
2023 and after	2,719
Total	$8,312

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 -      COMMITMENTS AND CONTINGENT LIABILITIES (CONT)

d.	Guarantees:

(1)
In order to secure TAT's liability to the Israeli customs, the Company provided a bank guarantee in the amount of $116. The guarantee is linked to the consumer price index and is valid until December 2029.

(2)
In order to secure TAT's liability to the lessor of its premises, the Company provided a bank guarantee in the amount of $728. The guarantee is linked to the consumer price index in Israel and is valid until June 2019.

(3)	In order to secure TAT's liability for warranty to a customer, the Company provided a bank guarantee in the amount of $39. The guarantee is valid until April 2021.

(4)	In order to secure Turbochrome liability to the Ministry of Defense, the Company provided a bank guarantee in the amount of $11.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -     SHAREHOLDERS' EQUITY

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

On August 30, 2018 the Company's compensation committee, followed by the Board of Directors, approved the amended and restated company's 2012 Plan. On October 4, 2018 the company's amended and restated 2012 stock plan was approved at the annual general meeting of shareholders.

As part of the company's 2012 Plan’s amendments it was determined that if the Company declares a cash dividend to its shareholders, and the distribution date of such dividend will precede the exercise date of an Option, including for the avoidance of doubt, Options that have yet to become vested and Options which have been granted prior to the adoption of such amendment to the plan, the exercise price of the Option shall be reduced in the amount equal to the cash dividend per share distributed by the Company. The result of the modification was an incremental cost of $74 in the financial statement for 2018.

During 2018 the option pool was increased by 300,000 to an aggregate option pool of 980,000 options following the approvals of the Company's Audit Committee, Board of Directors and shareholders of the company.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -   SHAREHOLDERS' EQUITY (CONT)

b.	Stock option plans (cont):

(1)	On March 29, 2016, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 40,000 Options, at an exercise price of $7.63 per share, to senior executives.

(2)	On June 23, 2016, pursuant to the 2012 Plan, TAT’s Shares Holders meeting approved the grant of 100,000 Options, at an exercise price of $7.54 per share, to senior executives.

(3)	On November 3, 2016, pursuant to the 2012 Plan, TAT’s Shares Holders meeting approved the grant of 50,000 Options, at an exercise price of $7.34 per share, to the chairman of the board.

(4)	On December 28, 2016, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 60,000 Options, at an exercise price of $10 per share, to senior executives.

(5)	On March 6, 2017, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 30,000 Options, at an exercise price of $8.9 per share, to senior executive.

(6)	On August 10, 2017, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 45,000 Options, at an exercise price of $11.39 per share, to senior executive.

(7)
On October 30, 2017, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 80,000 Options, at an exercise price of $11.54 per share, to senior executives, which were granted on January 2, 2018.

(8)	On February 6, 2018, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 3,893 Options, at an exercise price of $11.11 per share, to senior executives.

(9)	On February 28, 2018, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $10.74 per share, to senior executive.

(10)	On May 13, 2018, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 70,000 Options, at an exercise price of $9.12 per share, to senior executive.

(11)	On November 22, 2018, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 70,000 Options, at an exercise price of $7.35 per share, to senior executives.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -   SHAREHOLDERS' EQUITY (CONT)

b.	Stock option plans (cont): The fair value of the Company’s stock options granted under the 2012 plan for the years ended December 31, 2018, 2017 and 2016 was estimated using the following assumptions:

	2018	2017	2016

Expected stock price volatility	32.6% – 40.8%	33.3% – 40.5%	37.7% – 40.3%
Expected option life (in years)	3.5-5.5	4 – 5.5	3 – 5.5
Risk free interest rate	1.71% – 2.87%	1.49% – 1.81%	0.92% – 1.79%
Dividend yield	0% - 5%	5%	5%

The Company uses the Black-Scholes option pricing model to determine the weighted average fair value of options. The volatility factor used in the Black-Scholes option pricing model is based on historical stock price fluctuations. The expected term of options is based on the simplified method. The Company is able to use the simplified method as the options qualify as “plain vanilla” options as defined by ASC 718-10-S99 and since the Company does not have sufficient historical exercise data to provide a reasonable basis to estimate expected term. Expected dividend yield is based upon historical and projected dividend activity and the risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the stock options granted. Following the company's amended and restated 2012 stock plan related to the adjustment of the exercise price in respect of dividend distribution, the dividend yield was amended to 0%.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -      SHAREHOLDERS' EQUITY (CONT)

b.	Stock option plans (cont.):

(12)	The following table is a summary of the activity of TAT's Stock Option plan:

	Year ended December 31,		Year ended December 31,		Year ended December 31,
	2018		2017		2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	331,042	$9.03	330,000	$7.97	277,500	$7.60
Granted	273,893	9.70	75,000	10.39	250,000	8.10
Forfeited	(83,958)	9.21	(54,375)	8.35	(177,400)	7.56
Exercised	(26,668)	7.15	(19,583)	7.3	(20,100)	6.50

Outstanding at the end of the year	494,309	10.01	331,042	$9.03	330,000	$7.97

Exercisable at the end of the year	163,438	$8.34	120,417	$7.95	20,000	$7.15

The weighted-average grant-date fair value of options granted was $1.83 in 2018, $1.74 in 2017 and $1.42 in 2016. The aggregate intrinsic value for the options outstanding as of December 31, 2018, 2017 and 2016 was $0, $737 and $332, respectively.

As of December 31, 2018 total unrecognized compensation cost was $343 and is expected to be recognized over a weighted-average period of 1.04 years.

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

NOTE 12 -      EARNINGS PER SHARE (“EPS”)

Basic and diluted earnings per share are based on the weighted average number of ordinary shares outstanding. Diluted EPS is based on those shares used in basic EPS plus shares that would have been outstanding assuming issuance of ordinary shares for all dilutive potential ordinary shares outstanding.

	Year ended December 31,
	2018	2017	2016
Numerator for EPS:
Net income (loss)	$(4,408)	$2,396	$62
Denominator for EPS:
Weighted average shares outstanding – basic	8,864,885	8,848,028	8,828,444
Dilutive shares	-	61,044	2,320
Weighted average shares outstanding – diluted	8,864,885	8,909,072	8,830,764
EPS:
Basic and diluted	$(0.5)	$0.27	$0.01

Diluted income per share does not include 306,151, 105,000 and 220,000 options, for the years ended December 31, 2018, 2017 and 2016 respectively because the options are anti-dilutive.
Dilutive shares are calculated using the treasury stock method and include dilutive shares from share-based employee compensation plans.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -	TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

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

Preferred Enterprises

Additional amendments to the Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the current incentives that are limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively,
Thereafter. Dividends distributed from taxable income derived from Preferred Enterprise would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company .While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

Under the transitional provisions of the 2011 Amendment, the Company elected to irrevocably implement the 2011 Amendment, commencing 2011 and thereafter, and be regarded as a "Preferred Enterprise" with respect to its existing Approved and Benefited Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13-	TAXES ON INCOME (CONT)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law") (cont.):

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
Turbochrome is located in an area in Israel that is designated as Zone A and as such entitled to reduce tax rates of 10% during 2011-2012, 7% in 2013, and 9% in 2014, 2015 and 2016, and 7.5% in 2017 and thereafter.

c.	Corporate tax rate in Israel

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

U.S. subsidiaries are taxed based on federal and state tax laws. The statutory tax rate for 2017 and 2016 was 38%.

On December 22, 2017, the Tax Cuts and Jobs Act (the“Act”) was enacted into law. The new legislation represents fundamental and dramatic modifications to the U.S. tax system. The Act contains several key tax provisions that impact the Company's U.S. subsidiaries, including the reduction of the maximum U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018. As a result of the change in the statutory tax rate the Company reduced the deferred tax assets by $414 for the year ended December 31, 2017. The Act had no impact on the valuation allowance assessment of the U.S. subsidiaries.

e.	Tax assessments

TAT’s income tax assessments are considered final through 2015.
Turbochrome income tax assessments are considered final through 2013.
Limco-Piedmont income tax assessments are considered final through 2014.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13-	TAXES ON INCOME (CONT)

g.	Income tax reconciliation:

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to taxes on income (tax benefit) as reported in the statements of income:

	Year ended December 31,
	2018	2017	2016
Income (loss) before taxes on income (tax benefit) as reported in the statements of income	$(5,732)	$4,939	$3,982

Statutory tax rate in Israel	23%	24%	25%

Theoretical taxes on income (tax benefit)	$(1,318)	$1,185	$996

Increase (decrease) in taxes on income resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	(9)	518	618
Reduced tax rate on income derived from "Preferred Enterprises" plans	421	(111)	75
Earnings from foreign subsidiaries (1)	(338)	371	2,685
Valuation allowance	(42)	8	(40)
Change in tax rate	-	414	-
Tax in respect of prior years	(481)	7	(151)
Temporary differences for which no deferred taxes were recorded	8	-	-
Permanent differences	245	(104)	(118)
Other adjustments	50	45	(200)
Taxes on income as reported in the statements of income	$(1,464)	$2,333	$3,865

(1)
During 2018, 2017 and 2016, the Company recorded an accrual that related to a tax liability due to actual distribution of earnings from foreign subsidiaries of the Company and due to the possibility of future distribution of earnings from such foreign subsidiaries.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -	TAXES ON INCOME (CONT)

h.	Income (loss) before taxes on income (tax benefit) is comprised as follows:

	Year ended December 31,
	2018	2017	2016

Domestic (Israel)	$(5,261)	$1,337	$(650)
Foreign (United States)	(471)	3,602	4,632

	$(5,732)	$4,939	$3,982

i.	Taxes on income (tax benefit) included in the statements of income:

	Year ended December 31,
	2018	2017	2016
Current:
Domestic (Israel)	$-	$431	$334
Foreign (United States)	(881)	1,937	1,792

	(881)	2,368	2,126
Deferred:
Domestic (Israel)	(813)	210	2,135
Foreign (United States)	711	(252)	(245)

	(102)	(42)	1,890
Previous years:
Foreign (United States)	(481)	7	(151)

	(481)	7	(151)

	$(1,464)	$2,333	$3,865

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -      TAXES ON INCOME (CONT)

j.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TAT's deferred tax liabilities and assets are as follows:

	December 31,
	2018	2017
Deferred tax assets:
Provision for doubtful accounts	$59	$160
Unrealized gains	-	124
Provisions for employee benefits	267	369
Inventory	975	1,397
Goodwill and intangible assets	100	156
Tax credits carryforward	-	75
Capital and state tax losses carryforward	3,375	3,417
Net operating losses carryforward	1,102	509
Other	288	246
Deferred tax assets, before valuation allowance	$6,166	$6,453
Valuation allowance	(3,375)	(3,417)
Deferred tax assets, net	$2,791	$3,036

Deferred tax liabilities:
Property, plant and equipment and intangible assets	(2,085)	(2,120)
Earnings from foreign subsidiaries (1)	(1,862)	(2,200)
Other temporary differences deferred tax liabilities	(166)	(140)
Deferred tax liabilities	$(4,113)	$(4,460)

Net	$(1,322)	$(1,424)

(1)	The Company record an accrual that related to a deferred tax liability due to the possibility of future distribution of earnings from foreign subsidiaries of the company.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -	TAXES ON INCOME (CONT)

k.	Deferred income taxes (cont.):

The following table summarizes the changes in the valuation allowance for deferred tax assets:

Balance, December 31, 2015	$3,449
Deductions during the year	(40)
Balance, December 31,2016	3,409

Deductions during the year	8
Balance, December 31,2017	3,417

Additions during the year	(42)
Balance, December 31,2018	$3,375

Valuation allowance are mainly related to (i) U.S. subsidiary for which valuation allowance was provided in respect of deferred tax assets resulting from carryforward of State tax losses in the amount of $ 1,513. That amount is expected to expire gradually starting from 2024 and (ii) Capital losses attributed to the company in the amount of $ 1,420.

TAT does not intend to distribute tax-exempt earnings deriving from its Approved Enterprise aggregating approximately $1,936 as of December 31, 2018, and accordingly, no deferred tax liability has been established related to these earnings. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such profits (23%) and an income tax liability of up to approximately $445 would be incurred as of December 31, 2018.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -	SEGMENT INFORMATION

a.	Segment Activities Disclosure:

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

-
TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps. This operating segment started operating in 2015 with the Turbochrome acquisition.

The Group’s chief operating decision-maker (CEO of the Company) evaluates performance, makes operating decisions and allocates resources based on financial data, consistent with the presentation in the accompanying financial statements. CODM reviews revenue, gross profit, operating income and the following assets: Cash, accounts receivable and inventory.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure:

The following financial information is the information that management uses for analyzing the segment results. The figures are presented in consolidated method as presented to management.

The following financial information is a summary of the operating income of each operational segment:

	Year ended December 31, 2018
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Elimination of inter-company sales	Consolidated
Revenues
Sale of products and services	$20,065	$30,929	$32,487	$9,697	$-	$93,178
Intersegment revenues	4,642	415	-	-	(5,057)	-
Total revenues	24,707	31,344	32,487	9,697	(5,057)	93,178

Cost of revenues	25,612	27,659	28,561	8,298	(5,343)	84,787
Gross profit (loss)	(905)	3,685	3,926	1,399	286	8,391

Research and development	287	98	-	168	-	553
Selling and marketing	1,512	1,660	1,324	417	-	4,913
General and administrative	2,384	2,375	2,631	1,169	-	8,559
Other income	(2)	-	(2)	-	-	(4)
Operating income (loss)	$(5,086)	$(448)	$(27)	$(355)	$286	$(5,630)
Financial expenses, net						102
Income (loss) before taxes on income (tax benefit)						(5,732)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -      SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont.)

	Year ended December 31, 2017
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Elimination of inter-company sales	Consolidated
Revenues
Sale of products and services	$27,898	$34,615	$33,009	$11,005	$-	$106,527
Intersegment revenues	3,339	197	-	-	(3,536)	-
Total revenues	31,237	34,812	33,009	11,005	(3,536)	106,527

Cost of revenues	25,535	26,085	29,026	9,057	(3,620)	86,083
Gross profit	5,702	8,727	3,983	1,948	84	20,444

Research and development	398	169	-	164	-	731
Selling and marketing	1,968	1,358	1,213	435	-	4,974
General and administrative	2,072	3,182	3,049	1,106	-	9,409
Other expenses	-	-	53	-	-	53
Operating income (loss)	$1,264	$4,018	$(332)	$243	$84	$5,277
Financial expenses, net						338
Income before taxes on income						4,939

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont.)

	Year ended December 31, 2016
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Other	Elimination of inter-company sales	Consolidated

Revenues
Sale of products and services	$23,515	$31,440	$31,630	$9,209	$-	$-	$95,794
Intersegment revenues	4,740	989	-	-	-	(5,729)	-
Total revenues	28,255	32,429	31,630	9,209		(5,729)	95,794

Cost of revenues	24,028	23,440	27,423	7,610	-	(5,744)	76,757
Gross profit	4,227	8,989	4,207	1,599	-	15	19,037

Research and development	758	210	29	143	-	-	1,140
Selling and marketing	1,544	1,105	792	435	-	-	3,876
General and administrative	2,539	2,915	3,473	1,096	-	-	10,023
Other expenses (income)	-	-	-	-	(138)	-	(138)
Operating income (loss)	$(614)	$4,759	$(87)	$(75)	$138	$15	$4,136
Financial expenses, net							154
Income before taxes on income							3,982

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -	SEGMENT INFORMATION (CONT)

c.	The following financial information identifies the assets, depreciation and amortization, and capital expenditures to segments:

	Year ended December 31, 2018
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	26,171	33,794	27,687	11,100	4,535	103,287
Depreciation and amortization	1,476	1,044	705	960	-	4,185
Expenditure for segment assets	2,665	588	764	144	-	4,161
	Year ended December 31, 2017
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	29,411	35,067	27,276	11,915	8,326	111,995
Depreciation and amortization	1,299	1,029	653	960	-	3,941
Expenditure for segment assets	1,769	866	847	402	-	3,884
	Year ended December 31, 2016
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	28,885	34,729	27,246	11,616	9,500	111,976
Depreciation and amortization	1,199	898	542	997	-	3,636
Expenditure for segment assets	1,437	1,266	2,686	505	-	5,894

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	ENTITY-WIDE DISCLOSURE

a.	Total revenues - by geographical location were attributed according to customer residential country as follows:

	Year ended December 31,
	2018	2017	2016
	Total revenues	Total revenues	Total revenues
Sale of products
Israel	$2,893	$6,289	$5,005
United states	13,013	19,004	18,350
Other	7,245	10,760	7,076
	$23,151	$36,053	$30,431

	Year ended December 31,
	2018	2017	2016
	Total revenues	Total revenues	Total revenues
Sale of Services
Israel	$4,031	$3,704	$2,665
United states	41,019	40,047	39,596
Other	24,977	26,723	23,102
	$70,027	$70,474	$65 ,363

b.	Total long-lived assets - by geographical location were as follows:

	December 31,
	2018	2017

Israel	$12,894	$12,395
United states	8,530	8,926
Total	$21,424	$21,321

c.	Major Customers

  No single customer accounted for 10% or more of Group's total net revenue in any year presented.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -       SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS INFORMATION

	Warranty provision	Provision for doubtful Accounts

Balance, as of December 31, 2015	$324	$331
Additions	216	112
Deductions	(202)	(141)

Balance, as of December 31, 2016	338	302
Additions	154	361
Deductions	(186)	(40)

Balance, as of December 31, 2017	306	623
Additions	214	135
Deductions	(235)	(482)

Balance, as of December 31, 2018	$285	$276