Form 20-F
period 2019-12-31
TAT TECHNOLOGIES LTD
filed 2020-03-19
CIK 808439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _____________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ………………..

Commission file number: 0-16050

TAT TECHNOLOGIES LTD.
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

P.O. Box 80, Gedera 7075002, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, NIS 0.90 Par Value	TATT	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or Common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.90 per share…………… 8,874,696
(as of December 31, 2019)

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

TAT employs 599 people and operates in four locations: its largest facility and headquarters in Gedera, Israel (“Gedera”); Limco Airepair Inc. (“Limco”) in Tulsa, Oklahoma; Piedmont Aviation Component Services LLC (“Piedmont”) in Greensboro, North Carolina; and Turbochrome Ltd. (“Turbochrome”) in Kiryat Gat, Israel.

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

Item 2.   Offer Statistics and Expected Timetable

 Not applicable.

Item 3.   Key Information

A.        Selected Financial Data

TAT’s selected historical information is derived from the audited consolidated financial statements of TAT as of December 31, 2019 and 2018 and for each of its fiscal years ended December 31, 2019, 2018 and 2017, which are included elsewhere in this annual report, and have been prepared in accordance with U.S. GAAP. The selected financial data as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and December 31, 2015 is derived from audited consolidated financial statements of TAT not included in this annual report, which have been prepared in accordance with U.S. GAAP.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Income Statement Data:

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands, except share and per share data)
Revenues:
Products	$24,959	$23,151	$36,053	$30,431	$31,339
Services	77,073	70,027	70,474	65,363	54,268
Total revenues	102,032	93,178	106,527	95,794	85,607
Cost of revenues:
Products	21,557	23,807	28,096	23,788	24,466
Services	64,913	60,980	57,987	52,969	47,476
Total cost of revenues	86,470	84,787	86,083	76,757	71,942
Gross profit	15,562	8,391	20,444	19,037	13,665
Operating expenses:
Research and development, net	74	553	731	1,140	890
Selling and marketing	5,259	4,913	4,974	3,876	2,903
General and administrative	8,251	8,559	9,409	10,023	8,469
Other expenses (income)	-	(4)	53	(138)	631
Gain on bargain purchase	-	-	-	-	(4,833)
	13,584	14,021	15,167	14,901	8,060
Operating income (loss) from continuing operations	1,978	(5,630)	5,277	4,136	5,605
Financial expenses, net	(451)	(102)	(338)	(154)	(349)
Income (loss) from continuing operations before taxes on income	1,527	(5,732)	4,939	3,982	5,256
Taxes on income (tax benefit)	589	(1,464)	2,333	3,865	644
Income (loss) from continuing operations after taxes on income (tax benefit)	938	(4,268)	2,606	117	4,612
Share in results of equity investment of affiliated companies	(132)	(140)	(210)	(55)	1,237
Net income (loss) from continuing operations	806	(4,408)	2,396	62	5,849
Net income (loss) attributable to TAT Technologies’ shareholders	$806	$(4,408)	$2,396	$62	$5,849
Basic and diluted net income (loss) per share:
Net income (loss) from continuing operations per share attributable to controlling interest	0.1	(0.5)	0.27	0.01	0.66
	$0.1	$(0.5)	$0.27	$0.01	$0.66
Weighted average number of shares used in computing:
Basic net income (loss) per share	8,874,696	8,864,885	8,848,028	8,828,444	8,808,344
Diluted net income (loss) per share	8,874,696	8,864,885	8,909,072	8,830,764	8,810,689
Cash dividend per share	$-	$-	$0.34	$0.34	$-

Balance Sheet Data:

	As of December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Working capital	$62,934	$62,778	$67,042	$66,683	$70,813
Total assets	114,675	103,287	111,995	111,977	109,583
Long-term liabilities, excluding current maturities	8,601	4,312	5,742	5,083	3,322
Shareholders’ equity	$85,370	$84,294	$88,574	$88,652	$91,424

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

TAT’s major competitors in the area of OEM heat transfer solutions and aviation accessories, are other OEMs who manufacture heat transfer solutions. These include:

(i)	Manufacturers based in the United States, such as the Hughes-Treitler division of Ametek Inc., Boyd Corporation, , Collins Aerospace, Honeywell International, and Triumph Thermal Systems;
(ii)	Manufacturers based in Europe such as HS Marston Aerospace Ltd., a subsidiary of Collins Aerospace, Secan and Liebherr-Aerospace Toulouse S.A.; and
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

TAT’s major competitors in the area of MRO services for heat transfer components are the service divisions of OEMs, including Honeywell-Lori, Honeywell Secan, Honeywell Singapore, Hamilton Malaysia, Hamilton Maastricht, and Liebherr Aerospace Saline, in addition to the in-house maintenance services of various commercial airlines and other independent service providers, including Triumph Accessory Services, Drake Air – Ametek, American Cooler Service – Aviation Technical Services, Lufthansa Technik and Elite Aerospace, a division of  Meggitt.

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

TAT’s major competitors in the area of overhaul and coating of jet engine components are the service divisions of OEMs, the in-house maintenance services of various commercial airlines and other independent service providers, including Safran, General Electric, GKN, PAS MCT Japan and others. With respect to masking materials, TAT's major competitors are APV Coatings, Praxair, Saint-Gobain and others.

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

Five customers accounted for approximately 23.7%, 18.2% and 19.7% of TAT’s revenues for the years ended December 31, 2019, 2018 and 2017, respectively. TAT’s major customers may not maintain the same volume of business with TAT in the future. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

A part of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments and are subject to special risks. A loss of all, or a major portion, of these revenues from government contracts could have a material adverse effect on TAT’s operations.

A portion of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments accounted for approximately 7.2%, 4.1% and 5.4% of TAT’s revenues on a consolidated basis for the years ended December 31, 2019, 2018 and 2017, respectively.

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

TAT relies on a limited number of key suppliers for parts for certain of its OEM activities and MRO services. Some of these suppliers are currently the sole source of one or more components upon which TAT is dependent. For example, Honeywell International Inc. is a key supplier to TAT of APU spare parts and of certain other components used by TAT and its subsidiaries for OEM activities and in the provision of MRO services. TAT's subsidiary, Piedmont, is a Honeywell licensed Authorized Repair Center for APUs under two separate agreements, for military and commercial applications. The military agreement with Honeywell was extended until June 30, 2020. The parties have yet to reach an understanding on extending the agreement.

The commercial agreement with Honeywell is due to expire on June 30, 2020. At this stage, it is too early to estimate if such agreement will be extended.

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

TAT’s future success depends on its ability to develop new offerings and technologies.

The markets we serve are characterized by rapid changes in technologies and evolving industry standards. In addition, some of our products are installed on, and some of our services are provided in connection with, platforms that may have a limited life or become obsolete. Unless we develop new offerings or enhance our existing offerings we may be susceptible to loss of market share resulting from the introduction of new or enhanced offerings by competitors. For example, revenues of the overhaul and coating of jet engine components segment from MRO services for the Pratt & Whitney JT8D jet engine comprise a material portion of such segment’s total revenues. In recent years, the JT8D jet engine is being replaced with new engines in newer types of aircrafts that have been manufactured in recent years. If we will not develop MRO offerings for newer types of jet engines, it will have a material adverse impact on the business and results of operations of the overhaul and coating of jet engine components segment. In fiscal year 2019, the revenues of the overhaul and coating of jet engine components segment accounted for approximately 8.4% of TAT’s total revenues.

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

TAT’s backlog of projects under contract is subject to unexpected adjustments, delays in payments and cancellations.

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

In the years ending December 31, 2019, 2018 and 2017, approximately 93%, 93% and 91% of TAT’s sales, respectively, resulted from TAT’s operations out of Israel. This revenue concentration is subject to various risks, including:

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

General business conditions are vulnerable to the effects of epidemics, such as the COVID-19 coronavirus, which could materially disrupt our business.

           We are vulnerable to the global economic effects of epidemics and other public health crises, such as the novel strain of COVID-19 virus. Due to the recent outbreak of the COVID-19 virus, there has been a substantial curtailment of global travel and business activities which could have an impact on airline spending and demand, and could negatively impact our sales if conditions worsen or extend for a prolonged period of time. Supply chain and manufacturing disruptions could negatively impact our sales. If not resolved quickly, the impact of the epidemic could have a material adverse effect on our business.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on TAT and its executives and directors. TAT’s efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) governing internal controls and procedures for financial reporting have resulted in increased general and administrative expenses and a diversion of management time and attention. TAT expects these efforts to require the continued commitment of significant resources. TAT may identify material weaknesses or significant deficiencies in its assessments of its internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on TAT’s operating results, investor confidence in TAT’s reported financial information and the market price of TAT’s ordinary shares. Our independent registered public accounting firm is not required to and has not performed an audit of our internal controls over financial reporting as of December 31, 2019.

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

Our operations depend on the continued and secure functioning of our computer and communications systems and the protection of information stored in computer databases maintained by us, and in certain circumstances, by third parties. Such systems and databases are subject to breach, damage, disruption or failure from, among other things, cyber-attacks and other unauthorized intrusions. In particular, we may be targeted by experienced computer hackers who may attempt to penetrate our computer systems and misappropriate or compromise our confidential information or that of our customers. A significant invasion, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third-party providers. Both data that has been inputted into our main IT platform, which covers records of transactions, financial data and other data reflected in our results of operations, as well as data related to our proprietary rights (such as research and development, and other intellectual property-related data), are subject to material cyber security risks. To date, we are not aware that we have experienced any loss of, or disruption to, material information as a result of any such malware or cyber-attack.

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

MRO Services for Heat Transfer Components and OEM of Heat Transfer Solutions (Limco)

Through its Limco subsidiary TAT provides MRO services and OEM services to the aerospace and ground defense industries in the field of heat transfer. Limco’s FAA-certified repair station provides aircraft component MRO services for airlines, OEMs, air cargo carriers, maintenance service centers and the military. Limco is also certified by the EASA, the Civil Aviation Administration of Thailand (“DCA”), the Civil Aviation Administration of Indonesia (“DGCA”), and the Civil Aviation Administration of China (“CAAC”). Limco has also recently attained NADCAP certification for dye penetrant testing, welding and heat treating. Limco specializes in MRO services for components of aircraft, such as heat transfer components and ozone converters. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft heat transfer components typically require MRO services, including repairs and installation of replacement units, after two to five years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period. Limco’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Limco’s customers include major U.S. domestic and international airlines, air cargo carriers, maintenance service centers, OEMs such as commercial and military aircraft manufacturers and defense contractors, and the U.S. Armed Forces (Army, Air Force, Navy and Coast Guard). MRO contracts with these types of customers are generally long-term engagements and may have terms of one to five years or more.

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

MRO Services for Heat Transfer Components and OEM of Heat Transfer Solutions

MRO Services for Heat Transfer Components

Through its Limco subsidiary in the U.S., TAT provides MRO services for heat transfer components. The demand for MRO services is driven by the size and age of the aircraft fleet (including new aircrafts entering into service), aircraft utilization and regulations set OR promulgated by the FAA and other governmental authorities.

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

Limco specializes in the repair and overhaul of heat transfer components. These components include heat exchangers, oil coolers, pre-coolers, reheaters, condensers, water separators, fuel heaters, evaporators and ozone converters.

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

Limco performs MRO services at its repair station in Tulsa, Oklahoma which has ISO9001, AS9110 and AS9100 certification, NADCAP certification for dye penetrant testing, welding and heat treating,, and is licensed to provide MRO services by the FAA and EASA, as well as by the civil aviation Administrations of Thailand, Indonesia and China.

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

Limco’s quality systems are ISO9001, AS9110, AS9100 and NADCAP for non-destructive testing, welding and heat treating and FAR 21.303 (the FAA standard for Parts Manufacturer Approval).

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

Customers

General

TAT targets a broad range of customers within the commercial and military aerospace and ground defense industries. Our customers include commercial manufacturers of military equipment, commercial airlines, aircraft manufacturers, military forces, the defense industry, and other manufacturers of electronic systems, aviation units and machinery in the United States, Europe, CIS, Asia, Latin America and Israel. During 2019, TAT had revenues generated by more than 500 customers worldwide.

Major Customers

OEM Customers

TAT, primarily through its Gedera facility, sells its OEM solutions and systems to commercial and military aircraft manufacturers and defense contractors and to the U.S. and Israeli governments.

Partial lists of OEM customers are set in the following table:

Aircraft manufacturers	Boeing, Cessna, Pilatus, Embraer, Lockheed Martin, Honda Aircraft, Cirrus, IAI, Parker.
System manufacturers/integrators and defense contractors	Liebherr, Thales, Rafael, Elbit, IAI, Lockheed Martin, Eaton Aerospace, Parker Hannifin Corporation, Safran (Snecma).

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

TAT’s partial list of MRO customers is set forth in the following table:

U.S. Domestic and international airlines and air cargo carriers
Air France-KLM, FedEx, SAS, Swiss, EL AL, Delta Airlines, United, Air Canada Jazz, Republic Airways, DHL, Austrian Airlines, TAM, Thai, Korean Air, Air India, Swiftair, Allegiant Air, Empire Airlines, Mountain Air Cargo, Alliance Airlines, CAM – Cargo Aircraft Management, ASL airlines, Virgin Australia.

Maintenance service centers
Fokker, Honeywell International, Kellstrom Commercial, Aero Kool, Lufthansa Technik, UTAS-Hamilton Sundstrand, SR Technics, Embraer, Evergreen Aviation Component Services, Turkish Technic, Delta Tech Ops, ST Aerospace Engineering, , Gulfstream, IAI, Aerothrust, Summit Aviation, Haeco Americas, Jet Engine Technologies, Turbine Engine Solution, Turbine Engine Center and Cargolux.

Governments and military air forces	U.S. Army, U.S. Air Force and U.S. Navy; Israeli Ministry of Defense, IAF; Belgium Air Force, Polish Air Force, Portuguese Air Force

Military Contracts

Sales to the U.S. government, our largest government customer, accounted for approximately 2.1% of TAT’s revenues for the year ended December 31, 2019, approximately 2.4% of our revenues for the year ended December 31, 2018 and approximately 4.7% of our revenues for the year ended December 31, 2017.

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

The vast majority of the governmental contracts to which TAT is party to are fixed-price contracts, some of which contain fixed-price escalation mechanism. Under these contracts, TAT agrees to perform specific work for a fixed price and, accordingly, realizes the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. The allowable government contract costs and fees of TAT are subject to audit and may result in non-reimbursement of some contract costs and fees. While governments reserve the right to conduct further audits, audits conducted for periods through fiscal year 2019 have resulted in no material cost recovery disallowances for TAT.

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

As of December 31, 2019, our backlog included: (i) outstanding purchase orders representing an aggregate amount of $44 million, and (ii) sales that we expect to generate from long-term agreements (the longest of which is until 2033) for which we have not yet received actual purchase orders in an aggregate amount of $185 million.

Product and Service Warranties

TAT provides warranties for its products and services ranging from one to three years, depending on the nature of the specific product. To date, TAT’s warranty costs have not been substantial. As of December 31, 2019, the combined warranty reserve for TAT was $0.3 million.

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

C.          Property, Plants and Equipment

The Gedera facility is located in Park Re’em near Gedera. This facility is approximately 348,000 square feet and houses TAT’s executive offices, Gedera’s research and development and manufacturing operations. The land of this facility is leased by TAT Industries from the Israel Land Authority (“ILA”). Approximately 26,000 square feet of the facility are sub-leased to TAT from 1991 until 2020 and the lease from the ILA is expected to expire in 2020. TAT sub-leases the remaining 322,000 square feet of the facility from TAT Industries pursuant to an agreement TAT entered into in connection with the purchase of the operations relating to the manufacture of aviation accessories of TAT Industries in February 2000. The lease agreement expires at the end of 2024. In 2015, the rental fee was reviewed by a real estate appraiser who determined that the rental fee would be $656 thousand per year with an additional incremental payment of 2% per year. Total rental payments TAT paid to TAT Industries during 2019, 2018 and 2017 were $787, $767 and $740 thousand, respectively.

Limco owns and operates a 55,000 square feet manufacturing plant in Tulsa, Oklahoma which has historically supported all its business, including its aftermarket heat transfer component repair station. This facility also has housed Limco’s administration, engineering, quality control and support services.

Limco also leases building #2, building #3, building #4, and building #5.  Building #2 lease is effective from June 1, 2017 to May 31, 2022 and any time after March 31, 2019 lessee or lessor may terminate the lease by giving lessee or lessor six months advance written notice.  The rent for building #2 is $4,120 per month plus the annual percentage increase in the CPI-W. Building #3 lease expired on January 31, 2014, however, the lease has renewed automatically from year to year since that date.  Either party has the right to cancel the lease with 30 days’ advance notice prior to the annual expiration of the term.  The rent for building #3 is $1,505.58 per month plus the annual percentage increase in the CPI-W.  Building #4 lease is effective from April 1, 2017 to March 31, 2030.  The early termination option on Building #4 states that at any time after March 31, 2019, the lessee or lessor may terminate the lease by giving the lessee or lessor 6 months advance written notice.  The rent is $2,854.04 per month for building #4 plus the annual percentage increase in the CPI-W.  The lease on building #5 expires on March 31, 2030.  Building #5 has an early termination option effective after March 31, 2019 with six months advance written notice. The rent is $4,100.00 per month for building #5 plus the annual percentage increase in the CPI-W.

In 2019, 2018 and 2017, the rental expense for this property was $144, $92 and $72 thousand, respectively, for each one of these years.

In the second half of 2015, Piedmont leased approximately 82,000 square feet in Greensboro, North Carolina, for its new landing gear component and overhaul repair station as well as the MPG operation. The lease expires on June 30, 2025. In 2019, 2018 and 2017 the rental expense was $324 thousand, respectively, for each one of these years. In addition, Piedmont leases approximately 56,000 square feet space for its facility in Kernersville, North Carolina to support its APU component and overhaul repair station. During 2018, Piedmont vacated the first floor of the facility while continuing to lease the second floor space, approximately 28,000 square feet.   In 2019, 2018 and 2017, the rental expense for this property was $42, $60 and $78 thousand, respectively. The lease expired in October 31, 2016, and is now extended month to month.

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

Sources of Revenues

TAT, directly and through its subsidiaries, provides a variety of solutions and services to the commercial and military aerospace and ground defense industries, including:

(i)	OEM of heat transfer solutions and aviation components, such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers (through our Gedera facility);
(ii)	MRO services for heat transfer components and OEM of heat transfer solutions (through our Limco subsidiary);
(iii)	MRO services for aviation components (through our Piedmont subsidiary); and
(iv)	Overhaul and coating of jet engine components (through our Turbochrome subsidiary).

TAT’s revenues from its four operational segments for the three years ended December 31, 2019 were as follows:

	Year Ended December 31,
	2019		2018		2017
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Revenues
OEM of heat transfer solutions and aviation components	$26,589	26.1%	$24,707	26.5%	$31,237	29.3%
MRO services for heat transfer components and OEM of heat transfer solutions	34,433	33.7%	31,344	33.6%	34,812	32.7%
MRO services for aviation components	38,687	37.9%	32,487	34.9%	33,009	31.0%
Overhaul and coating of jet engine components	8,610	8.4%	9,697	10.4%	11,005	10.3%
Eliminations	(6,287)	(6.2)%	(5,057)	(5.4% )%	(3,536)	(3.3)%
Total Revenues	$102,032	100%	$93,178	100%	$106,527	100%

The following table reflects the geographic breakdown of TAT’s revenues for each of the three years ended December 31, 2019:

	Years Ended December 31,
	2019		2018		2017
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues

United States	$61,930	60.7%	$54,032	58.0%	$59,051	55.4%
Israel	7,088	6.9%	6,924	7.4%	9,993	9.4%
Other	33,014	32.4%	32,222	34.6%	37,483	35.2%
Total	$102,032	100.0%	$93,178	100.0%	$106,527	100.0%

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

•	Inventory valuation
•	Income taxes
•	Allowance for doubtful accounts

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

U.S. subsidiaries are taxed based on federal and state tax laws. The statutory tax rate for 2017  was 38%. Following the enactment of the Tax Cuts and Jobs Act (the“Act”) on December 22, 2017, the U.S. federal corporate income tax rate was reduced to a flat rate of 21%. Other significant changes under the Act include, among others, a one-time repatriation tax on accumulated foreign earnings, a limitation of net operating loss deduction to 80% of taxable income, and indefinite carryover of post-2017 net operating losses. The Act also repeals the corporate alternative minimum tax for tax years beginning after December 31, 2017. Losses generated prior to January 1, 2018 will still be subject to the 20-year carryforward limitation. Other potential impacts due to the Act include the repeal of the domestic manufacturing deduction, modification of taxation of controlled foreign corporations, a base erosion anti-abuse tax, modification of interest expense limitation rules, modification of limitation on deductibility of excessive executive compensation, and taxation of global intangible low-taxed income.

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

The following table presents, for the periods indicated, information concerning TAT’s results of operations:

	Year Ended December 31
	2019	2018	2017
	(in thousands)
Revenues
OEM of heat transfer solutions and aviation components	$26,589	$24,707	$31,237
MRO services for heat transfer components and OEM of heat transfer solutions	34,433	31,344	34,812
MRO services for aviation components	38,687	32,487	33,009
Overhaul and coating of jet engine components	8,610	9,697	11,005
Eliminations	(6,287)	(5,057)	(3,536)
Total revenues	102,032	93,178	106,527
Cost of revenues
OEM of heat transfer solutions and aviation components	23,998	25,612	25,535
MRO services for heat transfer components and OEM of heat transfer solutions	27,852	27,659	26,085
MRO services for aviation components	33,337	28,561	29,026
Overhaul and coating of jet engine components	7,751	8,298	9,057
Eliminations	(6,468)	(5,343)	(3,620)
Total cost of revenues	86,470	84,787	86,083
Gross profit	15,562	8,391	20,444
Research and development costs, net	74	553	731
Selling and marketing	5,259	4,913	4,974
General and administrative	8,251	8,559	9,409
Other expenses (income)	-	(4)	53
	13,584	14,021	15,167
Operating income (loss)	1,978	(5,630)	5,277
Financial expense, net	(451)	(102)	(338)
Income (loss) before taxes on income (tax benefit)	1,527	(5,732)	4,939
Taxes on income (tax benefit)	589	(1,464)	2,333
income (loss) before equity investment	938	(4,268)	2,606
Share in results of affiliated company and impairment of share in affiliated companies	(132)	(140)	(210)
Net income (loss)	$806	$(4,408)	$2,396

The following table presents, for the periods indicated, information concerning TAT’s results of operations as a percentage of revenues:

	Year Ended December 31,
	2019	2018	2017
Revenues
OEM of heat transfer solutions and aviation components	26.1%	26.5%	29.3%
MRO services for heat transfer components and OEM of heat transfer solutions	33.7	33.6	32.7
MRO services for aviation components	37.9	34.9	31.0
Overhaul and coating of jet engine components	8.4	10.4	10.3
Eliminations	(6.2)	(5.4)	(3.3)
Total revenues	100	100	100
Cost of revenues
OEM of heat transfer solutions and aviation components	23.5	27.5	24.0
MRO services for heat transfer components and OEM of heat transfer solutions	27.3	29.7	24.5
MRO services for aviation components	32.7	30.6	27.2
Overhaul and coating of jet engine components	7.6	8.9	8.5
Eliminations	(6.3)	(5.7)	(3.4)
Cost of revenues	84.7	91	80.8
Gross profit	15.3	9	19.2
Research and development costs, net	*	0.6	0.7
Selling and marketing	5.2	5.3	4.7
General and administrative	8.1	9.2	8.8
Other income	-	*	*
	13.3	15.1	14.2
Operating income (loss)	1.9	(6.1)	5.0
Financial expense, net	(0.4)	(0.1)	(0.3)
Income (loss) before taxes on income (tax benefit)	1.5	(6.2)	4.7
Taxes on income (tax benefit)	0.6	(1.6)	2.2
income (loss) before equity investment	0.9	(4.6)	2.5
Share in results of affiliated company and impairment of share in affiliated companies	(0.1)	(0.1)	(0.2)
Net income (loss)	0.8%	(4.7)%	2.3%
________________________
* Less than 0.1 percent

Year ended December 31, 2019 compared with Year ended December 31, 2018

Revenues. Total revenues were $102 million for the twelve months ended December 31, 2019, compared to $93.2 million for the twelve months ended December 31, 2018, an increase of 9.5%. This reflects (i) the increase in revenues in the OEM of heat transfer solutions and aviation accessories segment; (ii) the increase in revenues in the MRO services for heat transfer components and OEM of heat transfer solutions segment; (iii) the increase in revenues in the MRO services for aviation components segment; and (iv) the decrease in revenue in the overhaul and coating of jet engine components segment.

Revenues from OEM of heat transfer solutions and aviation components. Revenues from this operating segment increased to $26.6 million for the year ended December 31, 2019 from $24.7 million for the year ended December 31, 2018, an increase of 7.6%.

Revenues from MRO services for heat transfer components and OEM of heat transfer solutions. Revenues from the MRO services for heat transfer components and OEM of heat transfer solutions operating segment increased to $34.4 million for the year ended December 31, 2019, from $31.4 million for the year ended December 31, 2018, an increase of 9.6%.

Revenues from MRO services for aviation components. Revenues from MRO services for aviation components operating segment increased to $38.7 million for the year ended December 31, 2019, from $32.5 million for the year ended December 31, 2018, an increase of 19.1%.

Revenues from overhaul and coating of jet engine components. Revenues from overhaul and coating of jet engine components segment decreased to $8.7 million for the year ended December 31, 2019, from $9.7 million for the year ended December 31, 2018 a decrease of 10.3%, mainly due to lower demand for overhaul and coating of jet engine components.

Cost of revenues. Cost of revenues was $86.5 million for the twelve months ended December 31, 2019, compared to $84.8 million for the twelve months ended December 31, 2018, an increase of 2%.

Cost of revenues as a percentage of revenues decreased to 84.7% for the twelve months ended December 31, 2019, from 91% for the twelve months ended December 31, 2018. This is primarily due to the increase in revenue and decrease of indirect cost.

Cost of revenues for OEM of heat transfer solutions and aviation accessories. Cost of revenues for this operating segment was $24 million for the year ended December 31, 2019, compared to $25.6 million for the year ended December 31, 2018. This was achieved due to the cost decrease and efficiency increase program started at the end of 2018.

Cost of revenues as a percentage of revenues in this segment decreased to 90.3% in the year ended December 31, 2019, from 103.7% for the year ended December 31, 2018. The decrease is primarily the result of higher sales compared to 2018, decrease of costs of materials and decrease of indirect costs (especially indirect labor costs).

Cost of revenues for MRO services for heat transfer components and OEM of heat transfer solutions. Cost of revenues for the MRO services for heat transfer components and OEM of heat transfer solutions operating segment increased to $27.9 million for the year ended December 31, 2019 from $27.7 million for the year ended December 31, 2018, an increase of 1%.

Cost of revenues as a percentage of revenues in this segment decreased to 80.9% in the year ended December 31, 2019 from 88.2% for the year ended December 31, 2018. The decrease is primarily the result of higher sales compared to 2018 and the decrease in direct labor costs.

Cost of revenues for MRO services for aviation components. Cost of revenues for MRO services for aviation components operating segment increased to $33.3 million for the year ended December 31, 2019 from $28.6 million for the year ended December 31, 2018, an increase of 17%.

Cost of revenues as a percentage of revenues in this segment decreased to 86.2% in the year ended December 31, 2019 from 87.9% for the year ended December 31, 2018. The decrease is primarily the result of higher sales compared to 2018 and a decrease in indirect costs (especially indirect labor costs).

Cost of revenues for overhaul and coating of jet engine components. Cost of revenues for the overhaul and coating of jet engine components segment decreased to $7.8 million for the year ended December 31, 2019 from $8.3 million for the year ended December 31, 2018. The decrease is primarily attributable to lower sales compared to 2018.

Cost of revenues as a percentage of revenues in this segment increased to 90% in the year ended December 31, 2019 from 82.3% in the year ended December 31, 2018. The increase is primarily the result of lower sales compared to 2018 and a change in product mix in which more products with lower margins were sold during 2019.

Research and development, net. Research and development expenses were $0.1 million for the twelve months ended December 31, 2019, compared to $0.6 million for the twelve months ended December 31, 2018.

Research and development expenses as a percentage of revenues were less than 0.1% for the twelve months ended December 31, 2019 compared to 0.6% for the twelve months ended December 31, 2018.

Selling and marketing. Selling and marketing expenses were $5.3 million for the twelve months ended December 31, 2019, compared to $5.0 million for the twelve months ended December 31, 2018.

Selling and marketing expenses as a percentage of revenues were 5.2% for the twelve months ended December 31, 2019, compared to 5.3% for the twelve months ended December 31, 2018, mainly due to the increase in sales during 2019 compared to 2018.

General and administrative. General and administrative expenses were $8.3 million for the twelve months ended December 31, 2019, compared to $8.6 million for the twelve months ended December 31, 2018, a decrease of 3.6%. The decrease in general and administrative expenses was mainly attributable to decrease in legal and professional expenses.

General and administrative expenses as a percentage of revenues were 8.1% for the twelve months ended December 31, 2019, compared to 9.2% for the twelve months ended December 31, 2018, mainly due to the increase in sales during 2019 compared to 2018.

Financial expenses, net. Financial expenses, net for the twelve months ended December 31, 2019 were $0.5 million, compared to $0.1 million for the twelve months ended December 31, 2018. The increase was mainly attributable to the adoption of the new lease accounting standard - ASC 842.

Taxes on income (tax benefit). Taxes on income for the twelve months ended December 31, 2019, amounted to $0.6 million, compared to $1.5 million tax benefit for the twelve months ended December 31, 2018.

Share in results of equity investment of affiliated companies. Share in results of equity investment of affiliated companies for the twelve months ended December 31, 2019, amounted to a loss of $ 0.1 million during 2019 with no significant change from the twelve months ended December 31, 2018.

Year ended December 31, 2018 compared with Year ended December 31, 2017

Please see Item 5 on Form 20-F for the Year ended December 31, 2018 filed on March 27, 2019 for this comparison.

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

Corporate Tax Rate

Israeli companies are generally subject to corporate tax on their taxable income (including capital gains). The regular corporate tax rate for Israel was 24% for the year ended December 31, 2017 and 23% for the year ended December 31, 2018 and December 31, 2019.

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

Certain of TAT’s subsidiaries operate in and are subject to the tax laws of various other jurisdictions, primarily the United States. TAT’s U.S. subsidiaries are taxed based on federal and state tax laws.  The U.S. federal statutory flat tax rate for tax years 2018 and 2019 is 21%,

Recently Issued Accounting Standards

Recently adopted accounting pronouncements:

1.
The Company adopted ASU No. 2016-02, Leases (Topic 842), on January 1, 2019 using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with its historical accounting under Topic 840.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed to carryforward the Company’s historical lease classification, the Company’s assessment on whether a contract was or contains a lease, and the Company’s initial direct costs for any leases that existed prior to January 1, 2019. The Company also elected to combine lease and non-lease components and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term.

Upon adoption, the new standard resulted in an increase of $7.3 million in operating lease ROU assets and corresponding liabilities on the Company’s consolidated balance sheet.

The weighted-average interest rate used to discount future lease payments was 4.84% for the assets in the USA and 4.5% for the Israeli assets.

2.
In August 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-12, Derivatives and Hedging (Topic 815), Targeted Improvements to Accounting for Hedging Activities. Among other things, the guidance eliminated the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. As ASU 2017-12 was effective for fiscal years beginning after December 15, 2018, the Company adopted the ASU on January 1, 2019 with no material impact on the Company’s consolidated financial statements.

Accounting pronouncements issued but not yet adopted:

1.
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

2.
In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes. (Topic 740)” ("the Update"). The amendments in this Update simplify the accounting for income taxes by removing the following exceptions in ASC 740: 1. Exception to the incremental approach for intra-period tax allocation when there is a loss from continuing operations and income or a gain from other items; 2. Exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; 3. Exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary;4. Exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year.

In addition, this Update also simplify the accounting for income taxes in certain topics as follows: 1. Requiring that an entity recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax; 2. Requiring that an entity evaluate when a step up in the tax basis of goodwill should be considered part of the business combination in which the book goodwill was originally recognized and when it should be considered a separate transaction;3. Specifying that an entity can elect (rather than required to) allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements;4. Requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date.

The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company is currently evaluating the effects of this Update on its consolidated financial statements.

Liquidity and Capital Resources

As of December 31, 2019, TAT had cash and cash equivalents of $16 million with no significant change from December 31, 2018.

Capital expenditures for the years ended December 31, 2019, 2018 and 2017 were approximately $3.8 million, $4.3 million and $3.5 million, respectively. TAT funded these expenditures mainly from cash flows from operations. TAT expects that its available cash and cash equivalents and cash flow generated from operations will be sufficient to fund its capital expenditures.

Management believes that anticipated cash flow from operations and its current cash balances will be sufficient to meet its cash requirements for at least 12 months from the financial statement issuance date. TAT’s future capital requirements will depend on many factors, including its rate of revenue growth, the expansion of its selling and marketing activities, costs associated with expansion into new markets and the timing of the introduction of new products and services.

Cash Flows

The following table summarizes TAT’s cash flows for the periods presented:

	Year Ended December 31,
	(in thousands)
	2019	2018	2017
Net cash provided by operating activities	$3,422	$2,080	$2,496
Net cash used in investing activities	(3,413)	(3,841)	(3,559)
Net cash provided by (used in) financing activities	-	197	(2,856)
Net increase (decrease) in cash and cash equivalents	9	(1,564)	(3,919)
Cash and cash equivalents at beginning of the year	15,950	17,514	21,433
Cash and cash equivalents at end of the year	$15,959	$15,950	$17,514

The net cash provided by operating activities for the year ended December 31, 2019, amounted to approximately $3.4 million, compared to net cash provided by operating activities of $2 million for the year ended December 31, 2018 and net cash provided by operating activities of $2.5 million for the year ended December 31, 2017.

Net cash provided by operating activities for the year ended December 31, 2019 was principally derived from the following adjustments of non-cash line items: $0.8 million net income; an upwards adjustment of $4.4 million for depreciation and amortization; an upward adjustment of $0.4 million for non cash finance expense; an upward adjustment of $2.5 million for decrease in other current assets and prepaid expenses; an upward adjustment of $3.3 million for increase in trade account payable and an upward adjustment of $1 million for increase in accrued expenses. This was offset by a downward adjustment of $5.4 million for increase in inventory; a downward adjustment of $1.9 million for decrease in trade accounts receivable; a downward adjustment of $0.3 million for gain from derivatives; a downward adjustment of $0.9 million for decrease in liability in respect of employee rights upon retirement and a downward adjustment of $0.5 million for decrease in deferred income taxes, net.

Net cash provided by operating activities for the year ended December 31, 2018 was principally derived from the following adjustments of non-cash line items: an upwards adjustment of $4.2 million for depreciation and amortization; an upward adjustment of $6.8 million for decrease in trade accounts receivable; an upward adjustment of $0.4 million for loss from derivatives; and an upward adjustment of $0.3 million for increase in share based compensation. This was offset by $4.5 million loss; a downward adjustment of $1.6 million for increase in other account receivables; a downward adjustment of $2 million for decrease in accrued expenses; a downward adjustment of $1 million for decrease in trade accounts payable; and a downward adjustment of $0.6 million for decrease in liability in respect of employee rights upon retirement.

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

Net cash used in investing activities was approximately $3.4 million for the year ended December 31, 2019, compared to net cash used in investing activities of $3.9 million for the year ended December 31, 2018 and net cash provided by investing activities of $3.6 million for the year ended December 31, 2017.

Of the cash used in investing activities in the year ended December 31, 2019, approximately $3.4 million was used for purchase of property and equipment, primarily production equipment and building improvements.

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

D.       Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2019, and the effect we expect them to have on our liquidity and cash flow in future periods

Contractual Obligations	Payments due by Period (Amounts in Thousands US$)
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations	7,477	1,626	2,775	2,720	356
Purchase commitments	13,837	12,727	1,110	-	-
Total	$21,314	$14,353	$3,885	$2,720	$356
_________________

In addition, we have long-term liabilities for severance pay that are calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Employees are entitled to one month’s salary for each year of employment or a portion thereof.  As of December 31, 2019, our severance pay liability, net was $ 347 thousand.

TAT expects to pay $1,026 thousand in future benefits to their employees during 2020 through 2029 upon their normal retirement age. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Israeli company before their normal retirement age.

TAT also has the following guarantees as of December 31, 2019:

In order to secure TAT's liability to the Israeli customs, TAT provided a bank guarantee in the amount of $58 thousand. The guarantee is linked to the consumer price index and is valid until January 2021. In addition, the Company provided a bank guarantee in the amount of $36 thousand. The guarantee is linked to the consumer price index and is valid until March 2021.In order to secure TAT's liability to the lessor of its premises, TAT provided a bank guarantee in the amount of $790 thousand. The guarantee is linked to the consumer price index in Israel and is valid until July 2020.

Item 6.   Directors, Senior Management and Employees

A.          Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers, as of the date hereof:

Name	Age	Position
Amos Malka	67	Chairman of the Board of Directors
Igal Zamir	54	Chief Executive Officer and President
Ehud Ben - Yair	56	Chief Financial Officer
Liron Reshef	49	EVP Human Resources
Yair Raz	64	EVP Global Strategy
Eitan Shabtay	50	EVP Engineering and Technologies
Ohad Milo	45	President of Gedera
Dave Thomas	56	General Manager of Piedmont
Greg Watson	50	General Manager of Limco
Michael Chen	55	President of Turbochrome
Ron Ben-Haim	50	Director
Amiram Boehm	48	Director
Avi Shani (1)(2)(3)(4)	72	External Director
Dafna Gruber (1)(3)(4)	54	Independent Director
Aviram Halevi (1)(2)(3)(4)	62	External Director

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

Ms. Liron Reshef was appointed as TAT’s EVP Human Resources in October 2018. Prior to joining TAT, from 2014 to 2018, Ms. Reshef served as VP Human Resources at Evogene, a bio-tech company, listed in Tel Aviv and Nasdaq. From 2012 until 2013 Ms. Reshef served as Global HR Director for Frutarom, a leading global Israeli based company specializes food industry. From 2007 until 2012 Ms. Reshef served as a VP Human Recourses in Solbar Industries, a company in the food and pharmaceutical industry (listed in Tel Aviv). Prior to that, Ms. Reshef served, for over 10 years, in executive Human Resources positions at various hi-tech companies

Ms. Reshef holds a B.A. in Economics and Political Science from Bar-Ilan University and MBA -specialization in managing behavioral sciences from Ben-Gurion University.

Dr. Yair Raz was appointed as TAT's EVP Global Strategy since September 2019. In the years 2012-2019 Dr. Raz served as the President of Limco Airepair Inc., a subsidiary of TAT Technologies Ltd. His work experience includes the following rolls: COO of Piedmont Aviation, VP Operation, GM and later CEO at Precision Components International (1995-2012), and Plant Manager at Blades Technology Limited (1991-1994). Between 1983 to 1991 Dr. Raz had growing responsibility rolls as Lab, Quality and production manager. Dr. Raz holds a Bachelor of Science degree in Mechanical Engineering and Master of Science in Materials from the Technion-Israel Institute of Technology and Doctorate in Philosophy Degree in Business Administration from La Salle University, Louisiana.

Mr. Eitan Shabtay was appointed as TAT’s EVP Engineering and Technologies in September 2019. Mr. Shabtay began his professional career in 1992 at the IDF and served for 15 years. In his final position there he acted as Deputy Head of the Mechanical Research Department, tasked with developing innovative and complex systems that are at the forefront of technology. From 2006-07 Mr. Shabtay served as the VP R&D of Pulsar, a start-up company developing a solution for Magnetic Pulse Welding (MPW). From 2008-09 he was the VP R&D of IQwind, a start-up company in the clean-tech field, developing a unique gearbox for improving the efficiency of wind turbines.

From 2010-11 he served as VP Programs of Plasan Sasa. In his last position prior to joining TAT Technologies, Mr. Shabtay served as a senior R&D Manager in Elbit Systems and led the development of multidisciplinary complex airborne commercial systems as well as a variety of electro-optical products and systems. Mr. Shabtay holds a B.Sc. In Mechanical Engineering (cum laude) from the Technion – Israel Institute of Technology (1991), M.Sc. in Mechanical Engineering from Tel-Aviv University, Israel (1997) and MBA (summa cum laude) from Ben-Gurion University, Israel (2000).

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

Mr. Milo holds a B.Sc. in Industrial Engineering from Tel Aviv University and an MBA from the Technion - Israeli Institute of Technology.

Mr. Dave Thomas was appointed General Manager of Piedmont in June 2019 after serving as Vice President of Operations and Supply Chain beginning August 2018.  Before joining TAT, from 2017 to 2018, Mr. Thomas served as Director North American Assembly at Volvo Trucks in VA.  Prior to Volvo, between 2009 and 2017 Mr. Thomas served as Director Global Operational Excellence at B/ E Aerospace Inc.; as well as, various executive level positions including Vice President Operations and General Manager at B/E Aerospace Mexico. Prior to that, between 2004 and 2009, Mr. Thomas served in Quality Management for Toyota Motor Manufacturing Indiana. Prior 2004, Mr. Thomas held various management positions with Top Tier Automotive OEMs such as Lear, Gencorp, & Cooper Standard Automotive.    Mr. Thomas holds an M.B.A. in Management from Atlanta University and completed his Doctorate in Feb 2020.  Mr. Thomas is also a Certified Lean Professional and Examiner from SME/SHINGO.

Mr. Greg Watson was appointed General Manager of Limco in September 2019. Prior to joining TAT, Greg served as a General Manager at UTC Aerospace Systems where he had full operational and fiscal responsibility for two North American Word Wide Repair MRO facilities – Miramar, Florida and Santa Isabel, Puerto Rico.  While at UTC, Greg also served as site director for divisions in the United States and Canada.   Greg has additional experience as the Director of Operations for a greenfield MRO project located in Queretaro, Mexico with Messier Services America.  Greg began his career as an automotive mechanic and quickly worked his way up as a valve technician and technical representative before transitioning to various senior leadership roles within the MRO environment.  Mr. Watson holds an Executive Business Administration degree from York University – Toronto, Canada and is working towards acquiring his MBA.

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

Ms. Dafna Gruber joined TAT’s Board of Directors as an external director in November 2013. Since February 2019 Ms. Gruber has been serving as chief financial officer of Aqua Security, a private company. from 2017 until 2018, Ms. Gruber served as chief financial officer of Landa Corporation Ltd., a private company. From 2015 until 2017, Ms. Gruber served as the chief financial officer of Clal Industries Ltd., a private holding company. From 2007 until 2015, Ms. Gruber served as the CFO of NICE Ltd., a public company traded on NASDAQ and the TASE. From 1996 until April 2007, Ms. Gruber was part of Alvarion Ltd., a company which traded on NASDAQ and the TASE, mostly as the company’s CFO. Ms. Gruber serves as an external director at Nova Measuring Systems Ltd., a public company traded on NASDAQ and the TASE and Tufin Software Technologies Ltd. a public company traded on NYSE. Ms. Gruber is a Certified Public Accountant (Israel) and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.

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

Compensation

The following table sets forth all compensation TAT paid to all of its directors and executive officers as a group for the year ended December 31, 2019.

	Salaries, fees, Commissions and bonuses (Amounts in Thousands US$)	Other benefits (Amounts in Thousands US$)
All directors and executive officers as a group (17 executives)	$2,333	$117

During the year ended December 31, 2019, TAT paid its directors (except for its active chairman of the Board of Directors, Mr. Amos Malka), the fixed medium amounts permitted by law to an external director (within the meaning of the Israeli Companies Law) which was a per meeting attendance fee of NIS 2,585 (approximately $725), plus an annual fee of NIS 69,400 (approximately $19,473). Pursuant to its agreement with Mr. Amos Malka, TAT's active chairman of the Board of Directors, TAT paid Mr. Malka a monthly fee of NIS 40,000 plus VAT.  Mr. Malka had been previously granted options to purchase 50,000 ordinary shares of TAT and is not currently entitled to receive any bonus.

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law) during or with respect to the year ended December 31, 2019, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Information Regarding Covered Executives (1) (Amounts in Thousands US$)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Igal Zamir, CEO and President	321	75	122	(19)	499
Ehud Ben- Yair, CFO	206	59	53	3	321
Ohad Milo, President of Gedera	152	53	39	35	279
Michael Chen, President of Turbochrome	169	76	13	1	259
Yair Raz, President of Limco	198	21	14	(4)	229

(1	All amounts reported in the table are in terms of cost to TAT, as recorded in our financial statements.
(2)	Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2019.
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

(4)	Amounts reported in this column refer to variable compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2019.
(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2019 in connection with equity-based compensation granted to the Covered Executive.

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
indemnify an office holder of the company.

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

C.    Employees

As of December 31, 2019, TAT and its subsidiaries employed 599 employees, of whom 501 were employed in manufacturing and quality control, 28 were employed in engineering and research and development and 70 were employed in general & administration, sales and marketing. Of such employees, 269 were located in Israel and 330 were employed by Limco and Piedmont and located in the United States.

Employees in Israel are employed under collective or individual employment agreements. Senior employees in special positions and members of management are employed under individual agreements. Collective bargaining agreements are signed for specified terms and are renewed from time to time. In July 26, 2017 we entered into a new collective bargaining agreement in Gedera with the Union which will be in effect until March 31, 2020. Recently, there have been discussions between Gedera and the Union to renew the collective bargaining agreement as of April 1, 2020. The collective bargaining agreements govern certain aspects of our employer-employee relations, such as termination procedures, annual salary increases, eligibility for certain compensation terms and employee welfare.

In Turbochrom, a new collective bargaining agreement with the Union was signed and will be effective as of April 1, 2020. The agreement replaces the previous agreement that was valid for a period of three years.

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

As of December 31, 2019, options to purchase 591,459 ordinary shares were outstanding under the Plan, exercisable at an average exercise price of $7.53 per share.

Item 7.   Major Shareholders and Related Party Transactions

A.          Major Shareholders

The following table sets forth certain information as of December 31, 2019, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
FIMI Funds (3)	5,254,908	59.21%
Yelin Lapidot Holdings Management Ltd. (4)	587,261	6.62%
Excellence and The Phoenix Holdings Ltd (5)	482,493	5.44%

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

(2)	The percentages shown are based on 8,874,696 ordinary shares issued and outstanding as of December 31, 2019 (net of 274,473 dormant shares).
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

(4)
This information is based on information provided in the Schedule 13G/A filed with the SEC by Dov Yelin, Yair Lapidot and Yelin Lapidot Holdings Management Ltd. (collectively, “Yelin Lapidot”) on February 10, 2020. The business address of Yelin Lapidot is 50 Dizengoff Street, Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(5)	This information is based on information provided in the Schedule 13G/A filed with the SEC by Itshak Sharon (Tshuva), Delek Group Ltd. And The Phoenix Holdings Ltd. on February 18, 2020. The business address of Itshak Sharon (Tshuva) and Delek Group Ltd. is 19 Abba Eban blvd, P.O.B. 2054, Herzliya, 4612001, Israel and the address of the Phoenix Holdings Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of December 31, 2019, there were 32 holders of record of our ordinary shares, of which 29 record holders holding less than 1.0% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held by brokers or other nominees including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 69% of our outstanding ordinary shares as of such date.

B.          Related Party Transactions

Transactions:

	Year ended December 31,
	2019	2018	2017

Income -
Sales to related-party company (*)	$596	$1,251	$959
Cost and expenses -
Supplies from related party (*)	$552	$59	$6

Balances:

	December 31,
	2019	2018

Trade receivables and other receivables (*)	$706	$699
Trade payables and other payables (*)	$154	$-

(*) includes mainly transactions with affiliated companies.

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

     Please refer to Exhibit 2.1 for Items 10.B.3, B.4, B.5, B.6, B.7, B.8, B.9 and B.10.

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% in 2018 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise or a Technology Enterprise may be considerably less. Capital Gain derived by an Israeli resident company and / or royalties for which no tax clearance has been obtained from the ITA  are subject to tax at the regular corporate tax rate (23% in 2018 and thereafter).

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

Pursuant to such Law, the income derived from those enterprises was exempted from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period.

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

On February 26, 2008, the Israeli Parliament (the Knesset) enacted the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Effective Period), 2008 (the “Inflationary Adjustments Amendment”).  In accordance with the Inflationary Adjustments Amendment, as of the 2008 tax year the provisions of the law are no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations.  In accordance with the Inflationary Adjustments Amendment, commencing the 2008 tax year, income for tax purposes is no longer be adjusted to a real (net of inflation) measurement basis.  Furthermore, the depreciation of inflation immune assets and carried forward tax losses are no longer linked to the CPI in Israel.

Taxation of Dividends Paid on our Ordinary Shares

Taxation of Israeli Shareholders

A distribution of dividends from income, which is not attributed to an Approved Enterprise/ Benefited Enterprise/ Preferred Enterprise to an Israeli resident individual, will generally be subject to Israeli income tax, at the rate of 25%, or 30% (or based on the applicable tax treaty)  for a recipient that is a "Controlling Shareholder" (within the meaning of the Israeli Income Tax Ordinance) at the time of distribution or at any time during the 12-month period preceding such distribution.

However, dividends distributed from taxable income accrued during the benefits period of a Benefited Enterprise, subject to certain time limitations, are generally subject to Israeli income tax at the reduced rate of 15% (or based on the applicable tax treaty). Dividends paid out of income attributed to a Preferred Enterprise are generally subject to Israeli income tax at the source at the rate of 20% (or based on the applicable tax treaty).

Generally, Israeli resident corporations are exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations and that the dividends was fully taxed in corporate tax rate in Israel, unless the dividends are distributed from taxable income that has accrued during the benefits period of Approved Enterprise of Benefited Enterprise, in which case they are taxable at the rate of 15% (if the distributing company did not elect until June 30, 2015 to irrevocably implement the 2011 Amendment with respect to its existing Approved and Beneficiary Enterprises).

3% surtax will apply with respect to individuals on top of the aforementioned tax rates when annual taxable income exceeds NIS 649,560 (with respect to 2019). The amount is updated every year.

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

It should be noted that 3% surtax will apply on individuals on top of the aforementioned tax rates when annual taxable income exceeds NIS 649,560 (with respect to 2019). The amount is updated every year.

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

Foreign Tax Credit

Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares generally may be treated as foreign source income for U.S. foreign tax credit limitation purposes. For all taxable years ended until December 31, 2017, and subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, in general, any dividend that we distribute should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.”

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

Disposition of Ordinary Shares

Upon the sale or other disposition of ordinary shares, subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally should recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares. U.S. Holders should consult their own tax advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

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

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company. A non-U.S. corporation will be considered a passive foreign investment company for any taxable year in which, after applying certain look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income. For this purpose, passive income may include dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income.

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

The passive foreign investment company tax consequences described above will not apply to a U.S. Holder if the U.S. Holder makes a timely election to treat us as a qualified electing fund (“QEF”).  If a U.S. Holder makes a timely QEF election, the U.S. Holder would be required to include in income for each taxable year its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to the U.S. Holder. However, a U.S. Holder would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements. We will provide U.S. Holders with the information needed to report income and gain under a QEF election should we become a passive foreign investment company.

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

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts may be subject to a 3.8% Medicare tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares and warrants. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares and warrants, including with respect to the eligibility to claim foreign tax credit against such tax.

Information Reporting and Backup Withholding

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service  (the “IRS”) and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 24%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2019, our internal control over financial reporting is effective.

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

	Year Ended December 31,
Services Rendered	2019	2018
Audit (1)	$206,847	$226,950
Tax (2)	20,216	44,005
Total	$227,063	$270,955

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

4.6	English translation of Share Sales Agreement dated April 15, 2008, by and between the Registrant and Mivtach Shamir Investments (1993) Ltd. (5)

4.7	Agreement and Plan of Merger dated April 3, 2009 by and between the Registrant, Limco-Piedmont, Inc. and LIMCO Acquisition Company (4)

4.8	TAT's Executive and Directors Compensation Policy (8)

4.9	Form of Officers Indemnification Undertaking (8)

8	List of Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of independent registered public accounting firm
_________________

(1)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1992, and incorporated herein by reference.

(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1999, and incorporated herein by reference.

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

(4)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-4 filed on May 7, 2009 and incorporated herein by reference.

(5)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

(6)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(7)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.

(8)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, and incorporated herein by reference.

(9)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAT TECHNOLOGIES LTD.

	By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer (Principal Accounting Officer)

Date: March 19, 2020

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the board of directors of
TAT Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. and its subsidiaries (the "Company") as of December 31, 2019 and 2018, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2(aa) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 19, 2020	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2009.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,
P.O Box 50005 Tel-Aviv 6150001  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	December 31,
	2019	2018

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,959	$15,950
Accounts receivable, net	21,167	19,277
Inventory, net	43,907	38,605
Other current assets and prepaid expenses	2,605	3,627

Total current assets	83,638	77,459

NON-CURRENT ASSETS:
Investment in affiliates	956	1,078
Funds in respect of employee rights upon retirement	1,404	2,253
Deferred income taxes	228	162
Property, plant and equipment, net	21,008	21,424
Operating lease right of use assets	6,664	-
Intangible assets, net	777	911

Total non-current assets	31,037	25,828

Total assets	$114,675	$103,287

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands, except share data

	December 31,
	2019	2018

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	$11,981	$8,270
Accrued expenses	7,393	6,411
Operating lease liabilities	1,330	-

Total current liabilities	20,704	14,681

NON CURRENT LIABILITIES:
Other long-term liabilities	62	180
Liability in respect of employee rights upon retirement	1,751	2,648
Deferred income taxes	1,100	1,484
Operating lease liabilities	5,688	-

Total non-current liabilities	8,601	4,312

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 10)

Total liabilities	29,305	18,993

EQUITY:
Ordinary shares of NIS 0.9 par value: Authorized: 13,000,000 shares at December 31, 2019 and at December 31, 2018; Issued: 9,149,169 shares at December 31, 2019 and at December 31, 2018; Outstanding: 8,874,696 shares at December 31, 2019 and at December 31, 2018	2,809	2,809
Additional paid-in capital	65,573	65,535
Treasury shares, at cost, 274,473 shares at December 31, 2019 and 2018	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	26	(206)
Retained earnings	19,050	18,244
Total shareholders' equity	85,370	84,294

Total liabilities and shareholders' equity	$114,675	$103,287

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands

	Year ended December 31,
	2019	2018	2017

Revenue:
Products	$25,019	$23,151	$36,053
Services	77,013	70,027	70,474
	102,032	93,178	106,527

Cost of revenue:
Products	21,557	23,807	28,096
Services	64,913	60,980	57,987
	86,470	84,787	86,083

Gross profit	15,562	8,391	20,444

Operating expenses:
Research and development, net	74	553	731
Selling and marketing	5,259	4,913	4,974
General and administrative	8,251	8,559	9,409
Other expenses (income)	-	(4)	53

	13,584	14,021	15,167

Operating income (loss)	1,978	(5,630)	5,277

Financial expenses	(1,299)	(1,569)	(1,132)
Financial income	848	1,467	794

Income (loss) before taxes on income (tax benefit)	1,527	(5,732)	4,939

Taxes on income (tax benefit)	589	(1,464)	2,333

Income (loss) before share of equity investment	938	(4,268)	2,606

Share in results of equity investment of affiliated companies	(132)	(140)	(210)

Net income (loss)	$806	$(4,408)	$2,396

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands, except share and per share data

	Year ended December 31,
	2019	2018	2017

Net income (loss) per share basic and diluted	$0.1	$(0.5)	$0.27

Weighted average number of shares outstanding:
Basic	8,874,696	8,864,885	8,848,028
Diluted	8,874,696	8,864,885	8,909,072

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S dollars in thousands

	Year ended December 31,
	2019	2018	2017
Net income (loss)	$806	$(4,408)	$2,396
Other comprehensive income (loss), net
Net unrealized gains (losses) from derivatives	372	(672)	(686)
Reclassification adjustments for gains from derivatives included in net income	(140)	331	894
Total other comprehensive income (loss)	232	(341)	208

Total comprehensive income (loss)	$1,038	$(4,749)	$2,604

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2017	9,102,917	$2,797	$64,760	$(73)	$(2,088)	$23,256	$88,652
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017:
Comprehensive income	-	-	-	208	-	2,396	2,604
Share based compensation	-	-	174	-	-	-	174
Exercise of options	19,584	5	139	-	-	-	144
Dividend distributed	-	-	-	-	-	(3,000)	(3,000)
BALANCE AT DECEMBER 31, 2017	9,122,501	$2,802	$65,073	$135	$(2,088)	$22,652	$88,574
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018:
Comprehensive income	-	-	-	(341)	-	(4,408)	(4,749)
Share based compensation	-	-	272	-	-	-	272
Exercise of options	26,668	7	190	-	-	-	197
BALANCE AT DECEMBER 31, 2018	9,149,169	$2,809	$65,535	$(206)	$(2,088)	$18,244	$84,294
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019:
Comprehensive income	-	-	-	232	-	806	1,038
Share based compensation	-	-	38	-	-	-	38
BALANCE AT DECEMBER 31, 2019	9,149,169	$2,809	$65,573	$26	$(2,088)	19,050	$85,370

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$806	$(4,408)	$2,396

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,372	4,185	3,941
Loss on sale of property, plant and equipment	-	-	54
Loss (gain) from change in fair value of derivatives	(311)	382	(490)
Interest from short-term bank deposits and restricted deposits	-	-	(6)
Change in provision for doubtful accounts	38	(347)	321
Share in results of affiliated companies	132	140	210
Share based compensation	38	272	174
Exchange differences for lease liabilities	354	-	-
Liability in respect of employee rights upon retirement	(897)	(587)	241
Deferred income taxes, net	(450)	(102)	382
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(1,928)	6,814	(4,493)
Decrease (increase) in other current assets and prepaid expenses	2,500	(1,575)	488
Decrease (increase) in inventory	(5,388)	161	210
Increase (decrease) in trade accounts payable	3,292	(969)	578
Increase (decrease) in accrued expenses	982	(1,920)	(1,505)
Increase (decrease) in other long-term liabilities	(118)	34	(5)
Net cash provided by operating activities	$3,422	$2,080	$2,496

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in affiliated company	(10)	(26)	(383)
Funds in respect of employee rights upon retirement	-	(22)	(156)
Proceeds from sale of property and equipment	-	7	-
Purchase of property and equipment	(3,403)	(4,270)	(3,520)
Maturities of short-term deposits	-	470	500
Net cash used in investing activities	$(3,413)	$(3,841)	$(3,559)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	-	-	(3,000)
Exercise of options	-	197	144
Net cash provided by (used in) financing activities	-	197	(2,856)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9	(1,564)	(3,919)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	15,950	17,514	21,433

CASH AND CASH EQUIVALENTS AT END OF YEAR	$15,959	$15,950	$17,514

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOW:
Purchase of property, plant and equipment on credit	$942	$523	$632

Supplemental disclosure of cash flow information:
Interest paid	$(28)	$(10)	$(35)
Income taxes received (paid), net	$673	$(1,087)	$(2,397)

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

As applicable to these financial statements, the most significant estimates and assumptions relate to: recoverability of inventory, provision for doubtful accounts and income taxes.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

c.	Functional currency

The majority of the revenues of each subsidiary in the Group are generated in U.S. dollars ("dollars") and a substantial portion of the costs of each subsidiary in the Group are incurred in dollars. Accordingly, the dollar is the currency of the primary economic environment in which the Group operates and accordingly its functional and reporting currency is the dollar.

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

k.	Investment in affiliates and share in results of equity investment of affiliated companies

Investment in which the Group exercises significant influence and which is not considered a subsidiary ("affiliate") is accounted for using the equity method, whereby the Group recognizes its proportionate share of the affiliated company's net income or loss after the date of investment. See Note 5.

The Group reviews those investments for impairment whenever events indicate the carrying amount may not be recoverable. See Note 1(c).

Transactions between the Group and the affiliate are eliminated on consolidation. Profits or losses are eliminated only on assets still remaining on the books of the Group or the affiliate.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

l.	Leases

On January 1, 2019 the Company adopted ASU No. 2016-02, Leases (Topic 842), The Company determines if an arrangement is a lease at inception. Balances related to operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized as of the commencement date based on the present value of lease payments over the lease term. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. As the Company’s leases do not provide an implicit rate, the Company’s uses its estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term (see also note 2aa).

m.	Identified intangible assets

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

n.	Impairment of long-lived assets

Long-lived assets, including property, plant and equipment, operating lease right of use assets and definite life intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized and the assets (or asset group) would be written down to their estimated fair values (see also notes 5 and 6).

o.	Treasury Shares

Company shares held by the Company are presented as a reduction of equity at their cost to the Company. The treasury shares have no rights.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT)

p.	Revenue recognition (cont)

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

After the adoption of ASC 606, the group recognizes revenues from the sale of OEM products when it satisfies a performance obligation, i.e. when or as the customer obtains control upon product shipment. The Group does not grant a right of return.

Prior to January 1, 2018 and before the adoption of ASC 606, revenues from MRO services were generally recognized when services were completed. In cases in which contracts required exchanging a defective landing gear for a restored gear, the non-refundable minimum amounts from these contracts were recognized on the exchange date (delivery of the product has occurred), and any additional amounts billed to the customer for excess hours of repair, were recognized when the customer approved the price for these additional services.

After the adoption of ASC 606, the Group recognizes revenues from MRO services over time as it satisfies its performance obligations. The Group satisfies its performance, according to required milestones.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT)

q.	Warranty costs

The Group provides warranties for its products and services ranging from one to three years, which vary with respect to each contract and in accordance with the nature of each specific product. According to past experience, most of the warranty costs incur during the first year of the contract.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT)

s.	Fair value measurement (cont)

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

Income taxes are accounted for in accordance with ASC 740 "Income Taxes". This statement prescribes the use of the asset and liability method, whereby deferred tax assets and liabilities account balances are determined based on temporary differences between financial reporting and tax basis of assets and liabilities and for tax loss carry-forwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, see note 13(h).

Taxes which would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred taxes, when the Group’s intention is to hold, and not to realize the investments.

Taxes which would apply in the event of distribution of earnings from foreign subsidiaries of the Company, have been taken into account in computing the deferred taxes, when there is a possibility of future distribution of earnings from such foreign subsidiaries.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT)

u.	Income taxes (cont.)

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

Results for tax purposes for TAT’s Israeli subsidiaries are measured and reflected in NIS.

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

Diluted earnings (loss) per share are calculated by dividing the net income by the fully-diluted weighted-average number of ordinary shares outstanding during each period. Potentially dilutive shares include outstanding options granted to employees and directors, using the treasury stock method.

w.	Share-based compensation

The Group applies ASC 718 "Stock Based Compensation" with respect to employees and directors’ options, which requires awards classified as equity awards to be accounted for using the grant-date fair value method. The fair value of share-based awards is estimated using the Black-Scholes valuation model, the payment transaction is recognized as expense over the requisite service period, net of estimated forfeitures. The Company estimates forfeitures based on historical experience and anticipated future conditions.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

w.	Share-based compensation (cont)

The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule using the accelerated method over the requisite service period for the entire award.

x.	Comprehensive income (loss)

Comprehensive income in 2019, 2018 and 2017 includes, in addition to net income or loss, gains and losses of derivatives (net of related taxes where applicable).

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

After the adoption of ASU 2017-12, the main effect is that the overall influence of the hedging appears under the same line of the hedged item and not under "financial expense (income), net".

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT)

z.        Derivatives and hedging (cont.)

For derivative instruments that qualify for hedge accounting, the cash flows associated with these derivatives are reported in the consolidated statements of cash flows consistently with the classification of the cash flows from the underlying hedged items that these derivatives are hedging.

aa.	Recently Issued Accounting Principles:

Recently adopted accounting pronouncements:

1)
The Company adopted ASU No. 2016-02, Leases (Topic 842), on January 1, 2019 using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with its historical accounting under Topic 840.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed to carryforward the Company’s historical lease classification, the Company’s assessment on whether a contract was or contains a lease, and the Company’s initial direct costs for any leases that existed prior to January 1, 2019. The Company also elected to combine lease and non-lease components and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term.

Upon adoption, the new standard resulted in an increase of $7.3 million in operating lease ROU assets and corresponding liabilities on the Company’s consolidated balance sheet.

The weighted-average interest rate used to discount future lease payments was 4.84% for the assets in the USA and 4.5% for the Israeli assets.

2)
In August 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-12, Derivatives and Hedging (Topic 815), Targeted Improvements to Accounting for Hedging Activities. Among other things, the guidance eliminated the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. As ASU 2017-12 was effective for fiscal years beginning after December 15, 2018, the Company adopted the ASU on January 1, 2019 with no material impact on the Company’s consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (CONT)

Accounting pronouncements issued but not yet adopted:

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

(2)
In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes. (Topic 740)” ("the Update"). The amendments in this Update simplify the accounting for income taxes by removing the following exceptions in ASC 740: 1. Exception to the incremental approach for intra-period tax allocation when there is a loss from continuing operations and income or a gain from other items; 2. Exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; 3. Exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary;4. Exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year.

In addition, this Update also simplify the accounting for income taxes in certain topics as follows: 1. Requiring that an entity recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax; 2. Requiring that an entity evaluate when a step up in the tax basis of goodwill should be considered part of the business combination in which the book goodwill was originally recognized and when it should be considered a separate transaction;3. Specifying that an entity can elect (rather than required to) allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements;4. Requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date.

The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company is currently evaluating the effects of this Update on its consolidated financial statements.

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

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments:

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Derivative financial instruments	-	$27	-	$27

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Derivative financial instruments	-	$210	-	$210

a.	Derivative financial instruments:

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

 The effective portion is determined by looking into changes in spot exchange rate.

 The change in fair value attributable to changes other than those due to fluctuations in the spot exchange rate are excluded from the assessment of hedge effectiveness and are recognized in the statement of income under financial expenses-net.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -      FAIR VALUE MEASUREMENT (CONT)

For derivative instruments that are designated and qualify as a cash-flow hedge, the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the anticipated transaction in the same period or periods during which the hedged transaction affects earnings.

For derivative instruments that qualify for hedge accounting, the cash flows associated with these derivatives are reported in the consolidated statements of cash flows consistently with the classification of the cash flows from the underlying hedged items that these derivatives are hedging.

 As of December 31, 2019 and 2018, the Company has open forward contracts with a notional total amount of $1,017 and $10,332, respectively. As of December 31, 2019, the company has open call options and open put options with a notional total amount of $3,781 and $3,957, respectively.

 The carrying amounts of financial instruments include cash and cash equivalents, short-term bank deposits, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short maturities.

NOTE 4 -	INVENTORY

Inventory is composed of the following:

	December 31,
	2019	2018

Raw materials and components	$13,296	$10,758
Work in progress	11,735	7,297
Spare parts	18,272	19,557
Finished goods	604	993

Total inventory (**)	$43,907	$38,605

(**) The total amount of Rotables included in the company spare parts inventory for the years ended December 31, 2019 and 2018 were $8,886 and $8,284, respectively.

Slow inventory expenses amounted to $147, $691 and $964 for the years ended December 31, 2019, 2018 and 2017, respectively.

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

NOTE 5 -      INVESTMENT IN AFFILIATES

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

Summarized financial information of TAT-Engineering LLC:

	December 31,
	2019	2018
Balance sheets:
Current assets	$466	$919
Non-current assets	1,383	1,436
Current liabilities	1,040	1,254
Non-current liabilities	-	-

	Year ended December 31,
	2019	2018	2017
Statements of operation:
Revenues	$877	$1,534	$604
Gross loss	(228)	(154)	(216)
Loss from continuing operations	(291)	(266)	(412)
Net losses attributable to the Company	(132)	(140)	(210)

NOTE 6 -      PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2019	2018
Cost:
Land and buildings	$14,863	$13,077
Machinery and equipment	52,872	51,017
Motor vehicles	410	410
Office furniture and equipment	1,811	1,802
Software	1,420	1,248
	71,376	67,554

Less: Accumulated depreciation	50,368	46,130
Depreciated cost	$21,008	$21,424

Depreciation expenses amounted to $4,238, $4,051 and $3,807 for the years ended December 31, 2019, 2018 and 2017, respectively.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 -      LEASES

Lease commitments:

Limco-Piedmont leases some of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2029. Certain leases contain renewal options as defined in the agreements.

During 2019, Limco leased a new building (building #5) for its operation. The lease on building #5 expires on March 31, 2030.  Building #5 has an early termination option effective after March 31, 2019 with six months advance written notice. The rent is $4,100 per month for building #5 plus the annual percentage increase in the CPI-W.

Lease expense totaled $510, $494 and $474 for the years ended December 31, 2019, 2018, and 2017 respectively.

TAT leases its factory from TAT Industries until the end of 2024. Lease expense totaled $787, $767 and $740 for the years ended December 31, 2019, 2018, and 2017 respectively.

The Company entered into several three-year leases for vehicles. The current monthly lease fees aggregate approximately $40.

The lease cost was as follows:

Year ended December 31, 2019
Operating lease expenses	1,297

Supplemental cash flow information related to leases was as follows:

Year ended December 31, 2019
Operating cash flows from operating leases	354

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 –     LEASES (CONT)

Supplemental information for amounts included in the measurement of lease liabilities are as follows:

December 31, 2019
Operating Leases
Operating lease right-of-use assets	6,664

Current operating lease liabilities	1,330
Non-current operating lease liabilities	5,688
Total operating lease liabilities	7,018

Weighted Average Remaining Lease Term
Operating leases - Israel	5 years
Operating leases – United States	6 years

Operating leases - Israel	4.5%
Operating leases – United States	4.84%

As of December 31, 2019, the maturities of lease liabilities were as follows:

Year	Amount
2020	$1,626
2021	1,461
2022	1,314
2023	1,250
2024 and after	1,827
Total lease payments	7,478
Less imputed interest	(460)
Total	$7,018

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 –     LEASES (CONT)

As of December 31, 2018, the minimum lease payments of the Company, were as follows:

Year	Amount
2019	$1,551
2020	1,488
2021	1,330
2022	1,224
2023 and after	2,719
Total	$8,312

NOTE 8 -       INTANGIBLE ASSETS

Intangible assets:

	December 31,
	2019	2018
Customer relationships
Cost	$1,342	$1,342
Accumulated amortization	(565)	(431)
Amortized cost	$777	$911

NOTE 9 -       ACCRUED EXPENSES

	December 31,
	2019	2018

Employees and payroll accruals	$3,332	$2,869
Accrued expenses	937	840
Authorities	810	677
Advances from customers	513	483
Warranty provision	235	285
Accrued royalties and rebate sales commissions	1,517	966
Other	49	291

	$7,393	$6,411

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 -    RELATED PARTIES’ TRANSACTIONS AND BALANCES

Transactions:

	Year ended December 31,
	2019	2018	2017

Income -
Sales to related-party company (*)	$596	$1,251	$959
Cost and expenses -
Supplies from related party (*)	$552	$59	$6

Balances:

	December 31,
	2019	2018

Trade receivables and other receivables (*)	$706	$699
Trade payables and other payables (*)	$154	$-

(*) includes mainly transactions with affiliated companies.

NOTE 11 -	LONG-TERM EMPLOYEE-RELATED OBLIGATIONS

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

Severance pay (cont.):

In the years ended December 31, 2019, 2018 and 2017 the Company deposited $1,096, $968 and $910 respectively, with pension funds and insurance companies in connection with its severance payment obligations.

Limco-Piedmont sponsors a 401(K) safe harbor profit sharing plan covering substantially all of its employees. The plan requires the employer to contribute a match which is currently done on a payroll period basis, matching 100% of the first 2% and 50% of all salary deferrals made up to the next 3%. In addition, the plan allows for a discretionary qualified non-elective contribution for the plan year. Contributions to the plan by Limco-Piedmont were $406, $385 and $350 for the years ended December 31, 2019, 2018 and 2017, respectively.

The Group expects to contribute approximately $1,208 in 2020 to the pension funds and insurance companies in respect of their severance and pension pay obligations.

The amounts of severance payments, actually paid to retired employees, by TAT were $689, $400 and $96 for the years ended December 31, 2019, 2018 and 2017.

TAT expects to pay $1,026 in future benefits to their employees during 2020 through 2029 upon their normal retirement age. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Israeli company before their normal retirement age.

Year	Amount
2020	$341
2021	55
2022	9
2023	147
2024	48
Thereafter (through 2029)	426
Total	$1,026

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 -    COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commissions arrangements:

The Group is committed to pay marketing commissions ranging 1% to 10% to sale agents of total sales contracts. Commission expenses were $679, $411 and $664 for the years ended December 31, 2019, 2018 and 2017, respectively. The commissions were recorded as part of the selling and marketing expenses.

b.	Royalty commitments:

(1)
TAT is committed to pay royalties to third parties, ranging from 12% to 17% of sales of products developed by the third parties. Royalty expenses were $42, $148 and $25 for the years ended December 31, 2019, 2018 and 2017, respectively. The royalties were recorded as part of the cost of revenues.

(2)
Piedmont is committed to pay royalties to a third party, ranging 5% to 13% of sales of products purchased from the third party. That third party is the exclusive manufacturer of the products for which Piedmont provides MRO services.

In addition, Piedmont is committed to pay another third party royalties of 20%, on parts reclaimed to use in MRO services or sold to our customers when they are manufactured by the third party. Royalty expenses were $2,310, $1,689 and $1,885 for the years ended December 31, 2019, 2018 and 2017, respectively. The royalties were recorded as part of the cost of revenues.

c.	Guarantees:

(1)
In order to secure TAT's liability to the Israeli customs, the Company provided a bank guarantee in the amount of $58. The guarantee is linked to the consumer price index and is valid until January 2021. In addition, the Company provided a bank guarantee in the amount of $36. The guarantee is linked to the consumer price index and is valid until March 2021.

(2)
In order to secure TAT's liability to the lessor of its premises, the Company provided a bank guarantee in the amount of $790. The guarantee is linked to the consumer price index in Israel and is valid until July 2020.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -     SHAREHOLDERS' EQUITY

a.
TAT's Ordinary shares confer upon their holders voting rights, the right to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of TAT.

TAT's Treasure shares have no rights.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -    SHAREHOLDERS' EQUITY (CONT)

b.	Stock option plans (cont.):

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

(1)	On March 6, 2017, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 30,000 Options, at an exercise price of $8.9 per share, to senior executive.

(2)	On August 10, 2017, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 45,000 Options, at an exercise price of $11.39 per share, to senior executive.

(3)
On October 30, 2017, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 80,000 Options, at an exercise price of $11.54 per share, to senior executives, which were granted on January 2, 2018.

(4)	On February 6, 2018, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 3,893 Options, at an exercise price of $11.11 per share, to senior executives.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -     SHAREHOLDERS' EQUITY (CONT)

b.	Stock option plans (cont.):

(5)	On February 28, 2018, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $10.74 per share, to senior executive.

(6)	On May 13, 2018, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 70,000 Options, at an exercise price of $9.12 per share, to senior executive.

(7)	On November 22, 2018, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 70,000 Options, at an exercise price of $7.35 per share, to senior executives.

(8)	On August 29, 2019, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 70,000 Options, at an exercise price of $5.65 per share, to senior executives.

(9)	On September 22, 2019, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $5.32 per share, to senior executive.

(10)	On September 26, 2019, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $5.26 per share, to senior executive.

The fair value of the Company’s stock options granted under the 2012 plan for the years ended December 31, 2019, 2018 and 2017 was estimated using the following assumptions:

	2019	2018	2017

Expected stock price volatility	34.2% – 36.8%	32.6% – 40.8%	33.3% – 40.5%
Expected option life (in years)	3.5-5	3.5-5.5	4 – 5.5
Risk free interest rate	1.44% – 1.63%	1.71% – 2.87%	1.49% – 1.81%
Dividend yield	0%	0% - 5%	5%

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -    SHAREHOLDERS' EQUITY (CONT)

b.	Stock option plans (cont.):

(11)	The following table is a summary of the activity of TAT's Stock Option plan:

	Year ended December 31,		Year ended December 31,		Year ended December 31,
	2019		2018		2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	548,267	$9.03	365,000	$8.53	330,000	$7.97
Granted	170,000	5.44	273,893	9.70	75,000	10.39
Forfeited	(126,808)	11.19	(63,958)	9.85	(20,417)	7.47
Exercised	-	-	(26,668)	7.15	(19,583)	7.3

Outstanding at the end of the year	591,459	7.53	548,267	$9.03	365,000	$8.53

Exercisable at the end of the year	264,389	$7.74	163,438	$8.34	120,417	$7.95

The weighted-average grant-date fair value of options granted was $1.35 in 2019, $1.83 in 2018 and $1.74 in 2017. The aggregate intrinsic value for the options outstanding as of December 31, 2019, 2018 and 2017 was $0, $737 and $332, respectively.

As of December 31, 2019 total unrecognized compensation cost was $230 and is expected to be recognized over a weighted-average period of 1.08 years.

c.	Dividends

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

NOTE 14 -     EARNINGS PER SHARE (“EPS”)

Basic and diluted earnings per share are based on the weighted average number of ordinary shares outstanding. Diluted EPS is based on those shares used in basic EPS plus shares that would have been outstanding assuming issuance of ordinary shares for all dilutive potential ordinary shares outstanding.

	Year ended December 31,
	2019	2018	2017
Numerator for EPS:
Net income (loss)	$806	$(4,408)	$2,396
Denominator for EPS:
Weighted average shares outstanding – basic	8,874,696	8,864,885	8,848,028
Dilutive shares	-	-	61,044
Weighted average shares outstanding – diluted	8,874,696	8,864,885	8,909,072
EPS:
Basic and diluted	$0.1	$(0.5)	$0.27

Diluted income per share does not include 482,282, 306,151 and 105,000 options, for the years ended December 31, 2019, 2018 and 2017 respectively because the options are anti-dilutive.

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

Preferred Enterprises

Additional amendments to the Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the incentives that are limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter.  Dividends distributed from taxable income derived from Preferred Enterprise would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company .While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

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

b.	Corporate tax rate in Israel

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

U.S. subsidiaries are taxed based on federal and state tax laws. The Federal statutory tax rate for 2019 was 21% plus 3%-6% for state taxes.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	TAXES ON INCOME (CONT)

d.	Tax assessments

TAT’s income tax assessments are considered final through 2014.

Turbochrome income tax assessments are considered final through 2014.

Limco-Piedmont income tax assessments are considered final through 2015.

e.	Income tax reconciliation:

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to taxes on income (tax benefit) as reported in the statements of income:

	Year ended December 31,
	2019	2018	2017
Income (loss) before taxes on income (tax benefit) as reported in the statements of income	$1,527	$(5,732)	$4,939

Statutory tax rate in Israel	23%	23%	24%

Theoretical taxes on income (tax benefit)	$351	$(1,318)	$1,185

Increase (decrease) in taxes on income resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	(26)	(9)	518
Reduced tax rate on income derived from "Preferred Enterprises" plans	305	421	(111)
Earnings from foreign subsidiaries (1)	91	(338)	371
Valuation allowance for exchange rates differences on deferred taxes not recorded on capital losses	(125)	(42)	8
Change in tax rate	-	-	414
Tax in respect of prior years	-	(481)	7
Temporary differences for which no deferred taxes were recorded	(55)	8	-
Permanent differences	55	245	(104)
Other adjustments	(7)	50	45
Taxes on income as reported in the statements of income	$589	$(1,464)	$2,333

(1)
During 2019, 2018 and 2017, the Company recorded an accrual that related to a tax liability due to actual distribution of earnings from foreign subsidiaries of the Company and due to the possibility of future distribution of earnings from such foreign subsidiaries.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	TAXES ON INCOME (CONT)

f.	Income (loss) before taxes on income (tax benefit) is comprised as follows:

	Year ended December 31,
	2019	2018	2017

Domestic (Israel)	$(2,586)	$(5,261)	$1,337
Foreign (United States)	4,113	(471)	3,602

	$1,527	$(5,732)	$4,939

g.	Taxes on income (tax benefit) included in the statements of income:

	Year ended December 31,
	2019	2018	2017
Current:
Domestic (Israel)	$-	$-	$431
Foreign (United States)	139	(881)	1,937

	139	(881)	2,368
Deferred:
Domestic (Israel)	(355)	(813)	210
Foreign (United States)	805	711	(252)

	450	(102)	(42)
Previous years:
Foreign (United States)	-	(481)	7

	-	(481)	7

	$589	$(1,464)	$2,333

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TAT's deferred tax liabilities and assets are as follows:

	December 31,
	2019	2018
Deferred tax assets:
Provision for doubtful accounts	$67	$59
Provisions for employee benefits	470	267
Inventory	964	975
Intangible assets	42	100
Capital tax losses carryforward	3,500	3,375
Net operating losses carryforward	1,669	1,102
Other	96	288
Deferred tax assets, before valuation allowance	$6,808	$6,166
Valuation allowance	(3,500)	(3,375)
Deferred tax assets, net	$3,308	$2,791

Deferred tax liabilities:
Property, plant and equipment and intangible assets	(2,159)	(2,085)
Earnings from foreign subsidiaries (1)	(1,953)	(1,862)
Other temporary differences deferred tax liabilities	(68)	(166)
Deferred tax liabilities	$(4,180)	$(4,113)

Net	$(872)	$(1,322)

(1)	The Company record an accrual that related to a deferred tax liability due to the possibility of future distribution of earnings from foreign subsidiaries of the Company.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	TAXES ON INCOME (CONT)

h.	Deferred income taxes (cont.):

The following table summarizes the changes in the valuation allowance for deferred tax assets:

Balance, December 31, 2016	3,409
Additions during the year	8
Balance, December 31,2017	3,417
Deductions during the year	(42)
Balance, December 31,2018	$3,375
Additions during the year	125
Balance, December 31,2019	$3,500

Valuation allowance are mainly related to (i) U.S. subsidiary for which valuation allowance was provided in respect of deferred tax assets resulting from carryforward of State tax losses in the amount of $ 1,519. That amount is expected to expire gradually starting from 2024 and (ii) Capital losses attributed to the Company in the amount of $ 1,502.

TAT does not intend to distribute tax-exempt earnings deriving from its Approved Enterprise aggregating approximately $1,936 as of December 31, 2019, and accordingly, no deferred tax liability has been established related to these earnings. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such profits (23%) and an income tax liability of up to approximately $445 would be incurred as of December 31, 2019.

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

The following financial information is a summary of the operating income of each operational segment:

	Year ended December 31, 2019
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Elimination of inter-company sales	Consolidated
Revenues
Sale of products and services	$20,552	$34,183	$38,687	$8,610	$-	$102,032
Intersegment revenues	6,037	250	-	-	(6,287)	-
Total revenues	26,589	34,433	38,687	8,610	(6,287)	102,032

Cost of revenues	23,998	27,852	33,337	7,751	(6,468)	86,470
Gross profit	2,591	6,581	5,350	859	181	15,562

Research and development	58	83	7	(74)	-	74
Selling and marketing	1,530	1,638	1,334	757	-	5,259
General and administrative	1,978	2,734	2,408	1,131	-	8,251
Operating income (loss)	$(975)	$2,126	$1,601	$(955)	$181	$1,978
Financial expenses, net						451
Income before taxes on income						1,527

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -    SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont.)

	Year ended December 31, 2018
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Elimination of inter-company sales	Consolidated
Revenues
Sale of products and services	$20,065	$30,929	$32,487	$9,697	$-	$93,178
Intersegment revenues	4,642	415	-	-	(5,057)	-
Total revenues	24,707	31,344	32,487	9,697	(5,057)	93,178

Cost of revenues	25,612	27,659	28,561	8,298	(5,343)	84,787
Gross profit (loss)	(905)	3,685	3,926	1,399	286	8,391

Research and development	287	98	-	168	-	553
Selling and marketing	1,512	1,660	1,324	417	-	4,913
General and administrative	2,384	2,375	2,631	1,169	-	8,559
Other income	(2)	-	(2)	-	-	(4)

Operating income (loss)	$(5,086)	$(448)	$(27)	$(355)	$286	$(5,630)
Financial expenses, net						102
Loss before taxes on income						(5,732)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont.)

	Year ended December 31, 2017
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Elimination of inter-company sales	Consolidated
Revenues
Sale of products and services	$27,898	$34,615	$33,009	$11,005	$-	$106,527
Intersegment revenues	3,339	197	-	-	(3,536)	-
Total revenues	31,237	34,812	33,009	11,005	(3,536)	106,527

Cost of revenues	25,535	26,085	29,026	9,057	(3,620)	86,083
Gross profit	5,702	8,727	3,983	1,948	84	20,444

Research and development	398	169	-	164	-	731
Selling and marketing	1,968	1,358	1,213	435	-	4,974
General and administrative	2,072	3,182	3,049	1,106	-	9,409
Other expenses	-	-	53	-	-	53

Operating income (loss)	$1,264	$4,018	$(332)	$243	$84	$5,277
Financial expenses, net						338
Income before taxes on income						4,939

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -	SEGMENT INFORMATION (CONT)

c.	The following financial information identifies the assets, depreciation and amortization, and capital expenditures to segments:

	Year ended December 31, 2019
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	29,149	31,031	34,264	10,194	10,037	114,675
Depreciation and amortization	1,601	1,031	786	954	-	4,372
Expenditure for segment assets	1,600	1,180	803	239	-	3,822

	Year ended December 31, 2018
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	26,171	33,794	27,687	11,100	4,535	103,287
Depreciation and amortization	1,476	1,044	705	960	-	4,185
Expenditure for segment assets	2,665	588	764	144	-	4,161

	Year ended December 31, 2017
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	29,411	35,067	27,276	11,915	8,326	111,995
Depreciation and amortization	1,299	1,029	653	960	-	3,941
Expenditure for segment assets	1,769	866	847	402	-	3,884

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	ENTITY-WIDE DISCLOSURE

a.	Total revenues - by geographical location were attributed according to customer residential country as follows:

	Year ended December 31,
	2019	2018	2017
	Total revenues	Total revenues	Total revenues
Sale of products
Israel	$3,464	$2,893	$6,289
United States	14,181	13,013	19,004
Other	7,374	7,245	10,760
	$25,019	$23,151	$36,053

	Year ended December 31,
	2019	2018	2017
	Total revenues	Total revenues	Total revenues
Sale of Services
Israel	$3,624	$4,031	$3,704
United States	47,749	41,019	40,047
Other	25,640	24,977	26,723
	$77,013	$70,027	$70,474

b.	Total long-lived assets - by geographical location were as follows:

	December 31,
	2019	2018

Israel	$16,318	$12,894
United States	11,354	8,530
Total	$27,672	$21,424

c.	Major Customers

No single customer accounted for 10% or more of Group's total net revenue in any year presented.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18 -     SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS INFORMATION

	Warranty provision	Provision for doubtful Accounts

Balance, as of December 31, 2016	338	302
Additions	154	361
Deductions	(186)	(40)

Balance, as of December 31, 2017	306	623
Additions	214	135
Deductions	(235)	(482)

Balance, as of December 31, 2018	$285	$276
Additions	115	84
Deductions	(165)	(46)

Balance, as of December 31, 2019	$235	$314