Form 20-F
period 2020-12-31
TAT TECHNOLOGIES LTD
filed 2021-03-30
CIK 808439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _____________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ………………..

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

Ordinary Shares, par value NIS 0.90 per share…………… 8,874,696
(as of December 31, 2020)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☐

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

TAT employed as of December 31, 2020 422 employees and operates in four locations: its largest facility and headquarters in Gedera, Israel (“Gedera”); Limco Airepair Inc. (“Limco”) in Tulsa, Oklahoma; Piedmont Aviation Component Services LLC (“Piedmont”) in Greensboro, North Carolina; and Turbochrome Ltd. (“Turbochrome”) in Kiryat Gat, Israel.

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

Due to the adverse impact of COVID-19 on the aerospace industry and consequently on TAT’s business, TAT has resolved to take additional actions in fiscal year 2021 to improve its cost structure in order to cope effectively with the impact of COVID-19 on its business. Specifically, we intend to execute a plan during 2021 by which we would transfer our activity from our leased facility in Gedera, Israel to a facility in Kiryat Gat, Israel which is leased by our wholly-owned subsidiary Turbochrome from the Israel Land Authority (“ILA”) pursuant to a long-term lease agreement expiring in 2045 (with no rental payments due to the ILA in respect of such lease), and to our partially owned facility in Tulsa, Oklahoma. These actions will enable us to concentrate our heat exchanges cores activity in the United States allowing for better operational flow, getting closer to our customer base and cutting fixed costs.

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

Item 2.          Offer Statistics and Expected Timetable

Not applicable.

Item 3.          Key Information

A.          Selected Financial Data

TAT’s selected historical information is derived from the audited consolidated financial statements of TAT as of December 31, 2020 and 2019 and for each of its fiscal years ended December 31, 2020, 2019 and 2018, which are included elsewhere in this annual report, and have been prepared in accordance with U.S. GAAP. The selected financial data as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2017 and December 31, 2016 is derived from audited consolidated financial statements of TAT not included in this annual report, which have been prepared in accordance with U.S. GAAP.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Income Statement Data:

	Year Ended December 31,
	2020	2019(*)	2018(*)	2017(*)	2016(*)
	(in thousands, except share and per share data)
Revenues:
Products	$22,739	$25,019	$23,151	$36,053	$30,431
Services	52,620	72,460	64,570	63,106	59,829
Total revenues	75,359	97,479	87,721	99,159	90,260
Cost of revenues:
Products	20,751	21,557	23,807	28,096	23,788
Services	46,173	60,622	55,969	51,313	48,131
Total cost of revenues	66,924	82,179	79,776	79,409	71,919
Gross profit	8,435	15,300	7,945	19,750	18,341
Operating expenses:
Research and development, net	185	113	458	621	1,054
Selling and marketing	4,369	4,929	4,754	4,772	3,695
General and administrative	7,612	7,654	7,901	8,668	9,364
Other expenses (income)	315	-	(4)	53	(138)
	12,481	12,696	13,109	14,114	13,975
Operating income (loss) from continuing operations	(4,046)	2,604	(5,164)	5,636	4,366
Financial expenses, net	(770)	(422)	(88)	(286)	(166)
Income (loss) from continuing operations before taxes on income	(4,816)	2,182	(5,252)	5,350	4,200
Taxes on income (tax benefit)	(1,517)	589	(1,464)	2,333	3,865
Income (loss) from continuing operations after taxes on income (tax benefit)	(3,299)	1,593	(3,788)	3,017	335
Share in results of equity investment of affiliated companies	(185)	(132)	(140)	(210)	(55)
Net income (loss) from continuing operations	(3,484)	1,461	(3,928)	2,807	280
Loss from discontinued operation before income tax	$(1,845)	$(655)	$(480)	$(411)	$(218)
Net income (loss) attributable to TAT Technologies’ shareholders	$(5,329)	$806	$(4,408)	$2,396	$62

Basic and diluted net income (loss) per share:
Net income (loss) per share attributable to controlling interest	(0.6)	0.1	(0.5)	0.27	0.01
	$(0.6)	$0.1	$(0.5)	$0.27	$0.01
Weighted average number of shares used in computing:
Basic net income (loss) per share	8,874,696	8,874,696	8,864,885	8,848,028	8,828,444
Diluted net income (loss) per share	8,874,696	8,874,696	8,864,885	8,909,072	8,830,764
Cash dividend per share	$-	$-	$-	$0.34	$0.34

*Reclassified due to discontinued operation.

Balance Sheet Data:

	As of December 31,
	2020	2019(*)	2018(*)	2017(*)	2016(*)
	(in thousands)
Working capital	$54,260	$62,934	$62,778	$67,042	$66,683
Total assets	116,121	114,675	103,287	111,977	109,583
Long-term liabilities, excluding current maturities	10,657	8,601	4,312	5,083	3,322
Shareholders’ equity	$80,281	$85,370	$84,294	$88,574	$88,652

*Reclassified due to discontinued operation.

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

Five customers accounted for approximately 24.6%, 23.7% and 18.2% of TAT’s revenues for the years ended December 31, 2020, 2019 and 2018, respectively. TAT’s major customers may not maintain the same volume of business with TAT in the future. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

A part of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments and are subject to special risks. A loss of all, or a major portion, of these revenues from government contracts could have a material adverse effect on TAT’s operations.

A portion of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments accounted for approximately 8.1%, 7.2% and 4.1% of TAT’s revenues on a consolidated basis for the years ended December 31, 2020, 2019 and 2018, respectively.

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

TAT relies on a limited number of key suppliers for parts for certain of its OEM activities and MRO services. Some of these suppliers are currently the sole source of one or more components upon which TAT is dependent. For example, Honeywell International Inc. is a key supplier to TAT of APU spare parts and of certain other components used by TAT and its subsidiaries for OEM activities and in the provision of MRO services. TAT's subsidiary, Piedmont, is a Honeywell licensed Authorized Repair Center for APUs under two separate agreements, for military and commercial applications. The military agreement with Honeywell was extended until December 31, 2020. In September 2020 Piedmont signed a 10 years agreement with Honeywell for the commercial application. Under such contract Honeywell intends to transfer all of its APU  331-20X   MRO activity to TAT Piedmont.

Also, Piedmont is a provider of services for the Safran and Liebherr landing gear systems, and to do so, Piedmont is dependent on these OEM’s to provide parts and engineering support.

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

The markets we serve are characterized by rapid changes in technologies and evolving industry standards. In addition, some of our products are installed on, and some of our services are provided in connection with, platforms that may have a limited life or become obsolete. Unless we develop new offerings or enhance our existing offerings we may be susceptible to loss of market share resulting from the introduction of new or enhanced offerings by competitors. For example, during 2020 TAT Turbochrome decided to discontinue its JT8D repair activity, due to final shut down of fleets caused by the COVID19 effect on the aviation industry. If we do not develop MRO offerings for newer types of jet engines, it will have a material adverse impact on the business and results of operations of the overhaul and coating of jet engine components segment. In fiscal year 2020, the revenues of the overhaul and coating of jet engine components segment accounted for approximately 4.7% of TAT’s total revenues

TAT may face significant risks in the management of its inventory, while failure to effectively manage its inventory levels may result in supply imbalances that could harm its business

We maintain an inventory of exchangeable units of heat transfer solutions, aviation accessories, aviation components, APUs, landing gears, engine blades and coating materials and other spare parts related to our products and services in various locations, including with third party logistics providers. Due to the long lead time of our suppliers and manufacturing cycles, we need to forecast demand and commit significant resources towards these inventories. As such, we are subject to significant risks in managing the inventory needs of our business, including estimates of the appropriate demand across our products. Should actual market conditions differ from our estimates, our future results of operations could be materially adversely affected. In the future, we may be required to record write-downs of finished products and materials on-hand as a result of future changes in our sales forecasts.

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

 In the years ending December 31, 2020, 2019 and 2018, approximately 91%, 93% and 93% of TAT’s sales, respectively, resulted from TAT’s operations out of Israel. This revenue concentration is subject to various risks, including:

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

The ongoing COVID-19 pandemic adversely effected and continues to have an adverse effect on TAT’s industry and the markets in which TAT operates. The COVID-19 outbreak has significantly impacted the aviation market in which TAT’s customers operate and has resulted in a reduction of TAT’s business with some of these customers. In order to mitigate the impact of the decline in business as a result of the pandemic, TAT implemented measures to reduce its expenses, including a reduction in its headcount as well as other cost savings measures. The company's management decide to discontinue the JT8D operation part of the jet engine coating segment, please see note 16 to the company financial statements. In respect to governments assistance as part of the Coronavirus aid, the company received long term loans and credit line, please refer to note 9 to the financial statements. Given the current macro-economic environment and the uncertainties regarding the potential impact of COVID-19 on TAT’s business, there can be no assurance that TAT’s estimates and assumptions used in the measurement of various assets and liabilities in the financial statements will prove to be accurate predictions of the future.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on TAT and its executives and directors. TAT’s efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) governing internal controls and procedures for financial reporting have resulted in increased general and administrative expenses and a diversion of management time and attention. TAT expects these efforts to require the continued commitment of significant resources. TAT may identify material weaknesses or significant deficiencies in its assessments of its internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on TAT’s operating results, investor confidence in TAT’s reported financial information and the market price of TAT’s ordinary shares. Our independent registered public accounting firm is not required to and has not performed an audit of our internal controls over financial reporting as of December 31, 2020.

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

TAT estimates the size of the markets in which Turbochrome operates to be significant based on the number of jet engines requiring MRO services. Turbochrome plans to expand its operations in the MRO segment by using Turbochrome’s experience and reputation to develop MRO capabilities for additional types of jet engine components with significant commercial potential.

Turbochrome’s quality system complies with ISO 9001 and AS9100, and with EASA part 145 and FAA FAR 145 for the civil parts.

In June 2020, Company's management decided to discontinue the JT8D engine blades reconditioning activity as part of a strategic change in Turbochrome's business to focus on new capabilities to provide services to newer types of engines. The discontinued operation is related to the JT8D engine blades reconditioning activity in Turbochrome , which constitutes a material portion of Turbochrome’s revenues.

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
Execution of TAT’s strategy is based on the following principles:

•
Enancing OEM capabilities — capitalizing on our technical expertise, experience and reputation in the market of heat transfer solutions to expand the scope of our OEM offerings to new aircrafts or to new platforms in the existing aircrafts.

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

Piedmont performs MRO services at its repair station in Greensboro, North Carolina, which is licensed by the FAA and EASA. Piedmont specializes in providing comprehensive repair and overhaul services for APU models manufactured by both Honeywell and Hamilton Sundstrand, two leading OEMs in the United States. In addition, Piedmont provides full repair, overhaul, machining, plating and grinding services for landing gear systems for commercial and military aircraft. Piedmont has a long history in providing landing gear MRO services for regional airliners, including aircraft manufactured by Bombardier (CRJ 100/200/Dash8), the French-Italian ATR (42/72), Gulfstream (G4), Lockheed martin (P3/C130) and the Brazilian Embraer (E170/E190). During 2020 Piedmont stopped providing services to the CRJ platform.  At the end of 2020 Piedmont signed a new exclusive contract with Honeywell as Honeywell's exclusive rental bank provider for the APU 331-500 (used in the Boeing 777 platform) . By signing this agreement with Honeywell and purchasing 18 APU331-500 engines Piedmont entered into a new segment of APU leasing. Piedmont also signed an MOU to be an authorized repair station for the 331-500 APU.

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

Customers

General

TAT targets a broad range of customers within the commercial and military aerospace and ground defense industries. Our customers include commercial manufacturers of military equipment, commercial airlines, aircraft manufacturers, military forces, the defense industry, and other manufacturers of electronic systems, aviation units and machinery in the United States, Europe, CIS, Asia, Latin America and Israel. During 2020, TAT had revenues generated by more than 500 customers worldwide.

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

Military Contracts

Sales to the U.S. government, our largest government customer, accounted for approximately 6.1% of TAT’s revenues for the year ended December 31, 2020, approximately 2.1% of our revenues for the year ended December 31, 2019 and approximately 2.4% of our revenues for the year ended December 31, 2018.

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

As of December 31, 2020, our backlog included: (i) outstanding purchase orders representing an aggregate amount of $38 million, and (ii) sales that we expect to generate from long-term agreements (the longest of which is until 2033) for which we have not yet received actual purchase orders in an aggregate amount of $185 million.

Product and Service Warranties

TAT provides warranties for its products and services ranging from one to three years, depending on the nature of the specific product. To date, TAT’s warranty costs have not been substantial. As of December 31, 2020, the combined warranty reserve for TAT was $0.3 million.

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

Environmental Matters

TAT’s operations are subject to a number of stringent federal, state and local environmental laws in the United States and Israel, as well as to regulation set or promulgated by government agencies, including the U.S. Environmental Protection Agency. Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transportation and disposal of pollutants and hazardous substances. These authorities may require TAT to initiate actions to remediate the effects of hazardous substances which may be or have been released into the environment and require TAT to obtain and maintain permits in connection with TAT’s operations. This extensive regulatory framework imposes significant compliance burdens and risks. Recently, the Israeli Water Authority requested that TAT perform sampling of certain groundwater wells in TAT’s facility in Gedera.

Although TAT seeks to maintain its operations and facilities in compliance with applicable environmental laws, there can be no assurance that TAT has no violations, or that change in such laws, regulations or interpretations of such laws, will not require TAT to make significant additional expenditures to ensure compliance in the future.

C.          Property, Plants and Equipment

The Gedera facility is located in Park Re’em near Gedera. This facility is approximately 348,000 square feet and houses TAT’s executive offices, Gedera’s research and development and manufacturing operations. The land of this facility is leased by TAT Industries from the Israel Land Authority (“ILA”). Approximately 26,000 square feet of the facility are sub-leased to TAT from 1991 until 2020. TAT sub-leases the remaining 322,000 square feet of the facility from TAT Industries pursuant to an agreement TAT entered into in connection with the purchase of the operations relating to the manufacture of aviation accessories of TAT Industries in February 2000. The lease agreement expires in November 2024. In 2019, the rental fee was reviewed by a real estate appraiser who determined that the rental fee would be $1.2 million per year. Total rental payments TAT paid to TAT Industries during 2020, 2019 and 2018 were $1,200, $787 and $767 thousand, respectively.

Due to the adverse impact of COVID-19 on the aerospace industry and consequently on TAT’s business, TAT has resolved to take additional actions in fiscal year 2021 to change its cost structure and reduce costs in order to cope effectively with the impact of COVID-19 on its business. Specifically, we intend to execute a plan during 2021 by which we would transfer our activity from our leased facility in Gedera to a facility in Tulsa, Oklahoma (see information regarding such facility in the immediately following three paragraphs) and to a facility in Kiryat Gat, Israel which is leased by our wholly-owned subsidiary Turbochrome. The facility in Kiryat Gat is approximately 135,000 square feet, and the land on which the facility is located is leased from the ILA. The leasehold rights are for a period ending in 2045 and are recorded in Turbochrome's name. Turbochrome paid the entire lease payments due until 2045 in a one-time payment (discounted to present value).

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

 In 2020, 2019 and 2018, the rental expense for this property was $149, $144 and $92 thousand, respectively, for each one of these years.

In the second half of 2015, Piedmont leased approximately 82,000 square feet in Greensboro, North Carolina, for its new landing gear component and overhaul repair station as well as the MPG operation. The lease expires on June 30, 2025. In 2020, 2019 and 2018 the rental expense was $357 thousand, respectively, for each one of these years. In addition, Piedmont leases approximately 56,000 square feet space for its facility in Kernersville, North Carolina to support its APU component and overhaul repair station. During 2018, Piedmont vacated the first floor of the facility while continuing to lease the second floor space, approximately 28,000 square feet.   In 2020, 2019 and 2018, the rental expense for this property was $324 thousand for each year respectively . The lease expired on October 31, 2016 and is now extended month to month.

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

Sources of Revenues

TAT, directly and through its subsidiaries, provides a variety of solutions and services to the commercial and military aerospace and ground defense industries, including:

(i)	OEM of heat transfer solutions and aviation components, such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers (through our Gedera facility);
(ii)	MRO services for heat transfer components and OEM of heat transfer solutions (through our Limco subsidiary);
(iii)	MRO services for aviation components (through our Piedmont subsidiary); and
(iv)	Overhaul and coating of jet engine components (through our Turbochrome subsidiary).

TAT’s revenues from its four operational segments for the three years ended December 31, 2020 were as follows:

	Year Ended December 31,
	2020		2019		2018
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Revenues
OEM of heat transfer solutions and aviation components	$26,071	33.3%	$26,589	26.1%	$24,707	26.5%
MRO services for heat transfer components and OEM of heat transfer solutions	20,835	26.5%	34,433	33.7%	31,344	33.6%
MRO services for aviation components	31,189	39.7%	38,687	37.9%	32,487	34.9%
Overhaul and coating of jet engine components	3,546	4.5%	8,610	8.4%	9,697	10.4%
Eliminations	(3,141)	(4)%	(6,287)	(6.2)%	(5,057)	(5.4)%
Total Revenues	$75,359	100%	$102,032	100%	$93,178	100%

The following table reflects the geographic breakdown of TAT’s revenues for each of the three years ended December 31, 2020:

	Years Ended December 31,
	2020		2019		2018
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues

United States	$47,095	62.5%	$61,930	60.7%	$54,032	58.0%
Israel	6,851	9.1%	7,088	6.9%	6,924	7.4%
Other	21,413	28.4%	33,014	32.4%	32,222	34.6%
Total	$75,359	100.0%	$102,032	100.0%	$93,178	100.0%

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

The following table presents, for the periods indicated, information concerning TAT’s results of operations:

	Year Ended December 31
	2020	2019	2018
	(in thousands)
Revenues
OEM of heat transfer solutions and aviation components	$26,071	$26,589	24,707
MRO services for heat transfer components and OEM of heat transfer solutions	20,835	34,433	31,344
MRO services for aviation components	31,189	38,687	32,487
Overhaul and coating of jet engine components	3,546	4,057	4,240
Eliminations	(3,141)	(6,287)	(5,057)
Total revenues	75,359	97,479	87,721
Cost of revenues
OEM of heat transfer solutions and aviation components	21,703	23,998	25,612
MRO services for heat transfer components and OEM of heat transfer solutions	17,885	27,852	27,659
MRO services for aviation components	26,961	33,337	28,561
Overhaul and coating of jet engine components	3,312	3,460	3,287
Eliminations	(2,937)	(6,468)	(5,343)
Total cost of revenues	66,924	82,179	79,776
Gross profit	8,435	15,300	7,945
Research and development costs, net	185	113	458
Selling and marketing	4,369	4,929	4,754
General and administrative	7,612	7,654	7,901
Other expenses (income)	315	-	(4)
Operating income (loss)	(4,046)	2,604	(5,164)
Financial expense, net	(770)	(422)	(88)
Income (loss) before taxes on income (tax benefit)	(4,816)	2,182	(5,252)
Taxes on income (tax benefit)	(1,517)	589	(1,464)
income (loss) before equity investment	(3,299)	1,593	(3,788)
Share in results of affiliated company and impairment of share in affiliated companies	(185)	(132)	(140)
Net income (loss) from continued operation	$(3,484)	$1,461	$(3,928)
Net loss from discontinued operation	(1,845)	(655)	(480)
Net income (loss)	$(5,329)	$806	$(4,408)

The following table presents, for the periods indicated, information concerning TAT’s results of operations as a percentage of revenues:

	Year Ended December 31,
	2020	2019	2018
Revenues
OEM of heat transfer solutions and aviation components	30.6%	27.5%	28.2%
MRO services for heat transfer components and OEM of heat transfer solutions	27.4	35.2	35.7
MRO services for aviation components	41.4	39.5	37.0
Overhaul and coating of jet engine components	4.7	4.2	4.8
Eliminations	(4.1)	(6.4)	(5.7)
Total revenues	100	100	100
Cost of revenues
OEM of heat transfer solutions and aviation components	28.8	24.6	29.1
MRO services for heat transfer components and OEM of heat transfer solutions	23.7	28.5	31.5
MRO services for aviation components	35.7	34.2	32.5
Overhaul and coating of jet engine components	4.4	4.2	3.7
Eliminations	(3.8)	(6.6)	(6.1)
Cost of revenues	88.8	84.9	90.7
Gross profit	11.2	15.1	9.3
Research and development costs, net	0.2	0.1	0.5
Selling and marketing	5.9	5	5.4
General and administrative	10.1	7.8	9
Other income	0.4	*	*
	16.6	12.9	14.9
Operating income (loss)	(5.4)	2.2	(5.6)
Financial expense, net	(1)	(0.4)	(0.1)
Income (loss) before taxes on income (tax benefit)	(6.4)	1.8	(5.7)
Taxes on income (tax benefit)	(2)	0.6	(1.6)
income (loss) before equity investment	(4.4)	1.2	(4.1)
Share in results of affiliated company and impairment of share in affiliated companies	(0.2)	(0.1)	(0.2)
Net income (loss) from continued operation	(4.6)	1.1	(4.3)
Net loss from discontinued operation	(2.5)	(0.2)	(0.4)
Net income (loss)	(7.1)%	(0.4)%	(4.8)%
________________________
* Less than 0.1 percent

Year ended December 31, 2020 compared with Year ended December 31, 2019

The COVID-19 pandemic has significantly increased global economic and demand uncertainty, and has impacted TAT’s businesses, operations and the aerospace sector as a whole. In response, TAT has taken immediate actions to conserve cash and reduce costs. The financial impact of the COVID-19 pandemic cannot be reasonably estimated at this time. TAT will continue to consider and proactively implement cost and working capital efficiencies so that TAT can respond to these uncertain market conditions.

Revenues. Total revenues were $75.4 million for the twelve months ended December 31, 2020, compared to $97.5 million for the twelve months ended December 31, 2019, a decrease of 22.7%. This reflects (i) the decrease in revenues in the OEM of heat transfer solutions and aviation accessories segment; (ii) the decrease in revenues in the MRO services for heat transfer components and OEM of heat transfer solutions segment; (iii) the decrease in revenues in the MRO services for aviation components segment; and (iv) the decrease in revenue in the overhaul and coating of jet engine components segment.

Revenues from OEM of heat transfer solutions and aviation components. Revenues from this operating segment decreased to $26 million for the year ended December 31, 2020 from $26.6 million for the year ended December 31, 2019, a decrease of 0.2%.

Revenues from MRO services for heat transfer components and OEM of heat transfer solutions. Revenues from the MRO services for heat transfer components and OEM of heat transfer solutions operating segment decreased to $20.8 million for the year ended December 31, 2020, from $34.4 million for the year ended December 31, 2019, a decrease of 39.5%.

Revenues from MRO services for aviation components. Revenues from MRO services for aviation components operating segment decreased to $31.2 million for the year ended December 31, 2020, from $38.7 million for the year ended December 31, 2019, a decrease of 19.4%.

Revenues from overhaul and coating of jet engine components. Revenues from overhaul and coating of jet engine components segment decreased to $3.5 million for the year ended December 31, 2020, from $4.1 million for the year ended December 31, 2019 a decrease of 14.6%, mainly due to lower demand for overhaul and coating of jet engine components.

Cost of revenues. Cost of revenues was $66.9 million for the twelve months ended December 31, 2020, compared to $82.2 million for the twelve months ended December 31, 2019, a decrease of 18.6%.

Cost of revenues as a percentage of revenues increased to 88.8% for the twelve months ended December 31, 2020, from 84.9% for the twelve months ended December 31, 2019. This is primarily due to certain fixed expenses that could not be adjusted to the decline in revenues. Cost of revenues was partially offset by a portion of the U.S. Payroll Protection Program (“PPP”) loan that has been forgiven and recognized as a grant (see “Liquidity and Capital Resources” below).

Cost of revenues for OEM of heat transfer solutions and aviation accessories. Cost of revenues for this operating segment was $21.7 million for the year ended December 31, 2020, compared to $24 million for the year ended December 31, 2019, a decrease of 9.6%.

Cost of revenues as a percentage of revenues in this segment increased to 93.8% in the year ended December 31, 2020, from 90.2% for the year ended December 31, 2019. The increase is primarily due to certain fixed expenses that could not be adjusted to the decline in revenues.

Cost of revenues for MRO services for heat transfer components and OEM of heat transfer solutions. Cost of revenues for the MRO services for heat transfer components and OEM of heat transfer solutions operating segment decreased to $17.9 million for the year ended December 31, 2020 from $27.9 million for the year ended December 31, 2019, a decrease of 35.8%.

Cost of revenues as a percentage of revenues in this segment increased to 86.6% in the year ended December 31, 2020 from 80.8% for the year ended December 31, 2019. The increase is primarily due to the decrease in revenues.

Cost of revenues for MRO services for aviation components. Cost of revenues for MRO services for aviation components operating segment decreased to $26.9 million for the year ended December 31, 2020 from $33.3 million for the year ended December 31, 2019, a decrease of 19.2%.

Cost of revenues as a percentage of revenues in this segment increased to 86.4% in the year ended December 31, 2020 from 86.3% for the year ended December 31, 2019. The increase is primarily due to assets impairment  in a total amount of $0.5 million as a results of the company's decision to sell assets relating to the CRJ landing gear operation.

Cost of revenues for overhaul and coating of jet engine components. Cost of revenues for the overhaul and coating of jet engine components segment decreased to $3.3 million for the year ended December 31, 2020 from $3.5 million for the year ended December 31, 2019, a decrease of 5.7%.

Cost of revenues as a percentage of revenues in this segment increased to 93.5% in the year ended December 31, 2020 from 85.3% in the year ended December 31, 2019. The increase is primarily the result of lower sales compared to 2019 due to a decision during 2020 to discontinue the  JT8D jet engines blades reconditioning operation.

Research and development, net. Research and development expenses were $0.2 million for the twelve months ended December 31, 2020, compared to $0.1 million for the twelve months ended December 31, 2019.

Research and development expenses as a percentage of revenues were 0.2% for the twelve months ended December 31, 2020 compared to 0.1% for the twelve months ended December 31, 2019.

Selling and marketing. Selling and marketing expenses were $4.4 million for the twelve months ended December 31, 2020, compared to $4.9 million for the twelve months ended December 31, 2019.

Selling and marketing expenses as a percentage of revenues were 5.9% for the twelve months ended December 31, 2020, compared to 5% for the twelve months ended December 31, 2019, mainly due to the decrease in sales during 2020 compared to 2019 and the recruitment of a new sales group team during 2020.

General and administrative. General and administrative expenses were $7.6 million for the twelve months ended December 31, 2020, compared to $7.7 million for the twelve months ended December 31, 2019, a decrease of 1.3%.

General and administrative expenses as a percentage of revenues were 10.1% for the twelve months ended December 31, 2020, compared to 7.9% for the twelve months ended December 31, 2019, mainly due to the decrease in sales during 2020 compared to 2019.

Financial expenses, net. Financial expenses, net for the twelve months ended December 31, 2020 were $0.8 million, compared to $0.4 million for the twelve months ended December 31, 2019. The increase was mainly attributable to the exchange rate differences due to increasing in ILS compared to the USD during 2020.

Other income (expenses). Other expenses for the twelve months ended December 31, 2020 were $0.3 million, compared to $0 million for the twelve months ended December 31, 2019. This is due to impairment of the costumers relationship intangible asset related to Overhaul and coating of jet engine components segment.

Taxes on income (tax benefit). Tax benefit for the twelve months ended December 31, 2020, amounted to $1.5 million, compared to $0.6 million taxes on income for the twelve months ended December 31, 2019.

Share in results of equity investment of affiliated companies. Share in results of equity investment of affiliated companies for the twelve months ended December 31, 2020, amounted to a loss of $ 0.2 million during 2020 with no significant change from the twelve months ended December 31, 2019.

Year ended December 31, 2019 compared with Year ended December 31, 2018

Subject to the immediately following sentence, please see Item 5 on Form 20-F for the Year ended December 31, 2019 filed on March 19, 2020 for this comparison. Due to the Company’s management decision to discontinue the JT8D engine blades reconditioning activity as part of a strategic change in Turbochrome's business, the material change in the financial results of the Company previously presented for fiscal years 2019 and 2018, is a decrease of approximately $5 million in revenues for each such fiscal year. Changes to gross profit and operating income from operations for such fiscal years are immaterial.

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

Corporate Tax Rate

Israeli companies are generally subject to corporate tax on their taxable income (including capital gains). The regular corporate tax rate for Israel was 23% for the year ended December 31, 2018 , December 31, 2019 and December 31, 2020.

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

Recently adopted accounting pronouncements:

1.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses ("Topic 326"): Measurement of Credit Losses on Financial Instruments. The guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year. The new standard does not have a material effect on the Company's financial statements upon adoption.

Accounting pronouncements issued but not yet adopted:

1.
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

Liquidity and Capital Resources

As of December 31, 2020, TAT had cash and cash equivalents of $24.3 million compared to $15.9 million as of December 31, 2019, an increase of $8.3 million primarily due to changes in working capital, government supported loans granted connection with the COVID-19 governmental support and credit lines from commercial banks.

During 2020, TAT received loans in the amount of $3.4 million from commercial banks. These loans are guaranteed by the Israeli government. The loans bear annual interest of 3.1% (Prime Rate+1.5%) which will be paid in equal monthly instalments from June 2021 through May 2025.

In addition, during 2020 TAT received a loan of approximately $3.1 million under the U.S. Small Business Administration Payroll Protection Program (“PPP”) which was created under the Coronavirus Aid, Relief and Economic Security Act. Under the PPP, repayment of the loan, including interest, may be forgiven based on payroll expenses, rent, utilities and other qualifying expenses incurred during a certain period following receipt of the loan, provided that TAT will adhere to specific requirements outlined in the PPP. Based on SBA's forgiveness approval notice and the legal advice received in connection therewith, out of the $3.1M PPP loan, an amount of $1.7M has been recognized as a grant. As of December 31, 2020, the balance of the PPP loans is $1.4M, which is currently audited by the SBA.

In November 2020 TAT received a short-term credit line of $3M from a banking institution in the US. The loan bears an annual interest rate of 3.6% and can be renewed by the end of the year for an additional year. The loan has financial covenants such as a) tangible net worth to funded debt ratio of not less than 3 to 1, b) positive EBITDA, and c) minimum eligible accounts receivable of $3 million.

Capital expenditures for the years ended December 31, 2020, 2019 and 2018 were approximately $11 million, $3.8 million and $4.2 million, respectively. TAT funded these expenditures mainly from cash flows from operations and new credit line from banks. TAT expects that its available cash and cash equivalents and cash flow generated from operations will be sufficient to fund its capital expenditures.

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

Cash Flows

The following table summarizes TAT’s cash flows for the periods presented:

	Year Ended December 31,
	(in thousands)
	2020	2019	2018
Net cash provided by operating activities	$5,947	$3,551	$2,155
Net cash used in investing activities	(5,407)	(3,279)	(3,841)
Net cash provided by (used in) financing activities	7,652	-	197
Net cash provided by (used in) discontinued activities	153	(263)	(75)
Net increase (decrease) in cash and cash equivalents	8,345	9	(1,564)
Cash and cash equivalents at beginning of the year	15,959	15,950	17,514
Cash and cash equivalents at end of the year	$24,304	$15,959	$15,950

The net cash provided by operating activities for the year ended December 31, 2020, amounted to approximately $5.9 million, compared to net cash provided by operating activities of $3.5 million for the year ended December 31, 2019 and net cash provided by operating activities of $2.2 million for the year ended December 31, 2018.

Net cash provided by operating activities for the year ended December 31, 2020 was principally derived from the following adjustments of non-cash line items: an upward adjustment of $4.3 million for depreciation and amortization; an upward adjustment of $9.5 million for decrease in trade accounts receivable; an upward adjustment of $1.6 million for decrease in inventory; an upward adjustment of $0.6 million for increase in non-cash finance expenses. This was offset by $5 million loss; a downward adjustment of $5.3 million for decrease in trade accounts payables; a downward adjustment of $1.4 million for decrease in deferred income taxes, net and a downward adjustment of $0.3 million in accrued expenses.

Net cash provided by operating activities for the year ended December 31, 2019 was principally derived from the following adjustments of non-cash line items: an upwards adjustment of $4.3 million for depreciation and amortization; an upward adjustment of $2.5 million for decrease in other current assets and prepaid expenses; an upward adjustment of $3.3 million for increase in trade account payable and an upward adjustment of $1 million for increase in accrued expenses. This was offset by a downward adjustment of $5.7 million for increase in inventory; a downward adjustment of $2 million for increase in trade accounts receivable; a downward adjustment of $0.9 million for decrease in liability in respect of employee rights upon retirement and a downward adjustment of $0.5 million for decrease in deferred income taxes, net.

Net cash provided by operating activities for the year ended December 31, 2018 was principally derived from the following adjustments of non-cash line items: an upwards adjustment of $4.1 million for depreciation and amortization; an upward adjustment of $6.5 million for decrease in trade accounts receivable; an upward adjustment of $0.4 million for loss from derivatives; and an upward adjustment of $0.3 million for increase in share-based compensation. This was offset by $3.9 million loss; a downward adjustment of $1.6 million for increase in other account receivables; a downward adjustment of $2 million for decrease in accrued expenses; a downward adjustment of $1.1 million for decrease in trade accounts payable; and a downward adjustment of $0.6 million for decrease in liability in respect of employee rights upon retirement.

In the year ended December 31, 2020, the net cash used by investing activities were primarily attributable to $3.9 million purchase of property and equipment and $1.5 million purchase of intangible assets.

In the year ended December 31, 2019, the net cash used by investing activities were primarily attributable to $3.3 million purchase of property and equipment.

In the year ended December 31, 2018, the net cash used by investing activities were primarily attributable to $4.3 million purchase of property and equipment.

In the year ended December 31, 2020, the net cash provided by financing activities were primarily attributable to a $3.0 million short term line of credit received from a commercial bank to loans of $3.7 million received in connection with the PPP loan program from the US SBA and in connection with a loan guaranteed by Israeli government due to Covid-19 government support.

In the year ended December 31, 2018, the net cash provided by financing activities was primarily attributable to exercise of options.

A.          Research and Development, Patents and Licenses

Not applicable.

B.          Trend Information

In recent years, the aerospace industry in which we operate has been impacted by the increase in number of commercial and defense aircraft, increase in commercial passenger traffic and a corresponding increase in airlines’ revenue. The Covid-19 pandemic did, however, result in a slow-down in commercial aviation markets and there is no assurance that these trends will continue in the future. Commercial carriers remain committed to their efforts to reduce cost of MRO activities and increase efficiencies.

C.         Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

D.         Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2020, and the effect we expect them to have on our liquidity and cash flow in future periods

Contractual Obligations	Payments due by Period (Amounts in Thousands US$)
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations	7,907	1,800	3,276	2,334	497
Purchase commitments	8,577	7,721	856	-	-
Total	$16,484	$9,521	$4,132	$2,334	$497

In addition, we have long-term liabilities for severance pay that are calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Employees are entitled to one month’s salary for each year of employment or a portion thereof.  As of December 31, 2020, our severance pay liability, net was $ 224 thousand.

              TAT expects to pay $1,409 thousand in future benefits to their employees during 2020 through 2029 upon their normal retirement age. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Israeli company before their normal retirement age.

               TAT also has the following guarantees as of December 31, 2020:

In order to secure TAT's liability to the Israeli customs, TAT provided bank guarantees in the amount of $132 thousand. The guarantees are linked to the consumer price index and are valid until January 2023. In order to secure TAT's liability to the lessor of its premises, TAT provided a bank guarantee in the amount of $849 thousand. The guarantee is linked to the consumer price index in Israel and is valid until January 2022.

Item 6.          Directors, Senior Management and Employees

A.          Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers, as of the date hereof:

Name	Age	Position
Amos Malka	68	Chairman of the Board of Directors
Igal Zamir	55	Chief Executive Officer and President
Ehud Ben - Yair	57	Chief Financial Officer
Yair Raz	65	EVP Global Strategy
Eitan Shabtay	51	EVP Engineering and Technologies
Ohad Milo	46	General Manager of Gedera
Adi Fine	47	EVP Human Resources
Dave Thomas	57	General Manager of Piedmont
Greg Watson	51	General Manager of Limco
Michael Chen*	56	General Manager of Turbochrome
Ron Ben-Haim	51	Director
Amiram Boehm	49	Director
Avi Shani (1)(2)(3)(4)	73	External Director
Dafna Gruber (1)(3)(4)	55	Independent Director
Aviram Halevi (1)(2)(3)(4)	63	External Director

(1) “Independent Director” under the applicable SEC and NASDAQ Marketplace Rules
(2) “External Director” as required by the Israeli Companies Law
(3) Member of the audit committee
(4) Member of the compensation committee
* Michael Chen ended his role as Turbochrome's General Manager on December 31,2020.

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

Mr. Ohad Milo was appointed General Manager of TAT Gedera in October 2018. Before joining TAT, between 2012 and 2018, Mr. Milo served as CEO of 4 subsidiaries of IAI (Israeli Aerospace Industries) owned Elbatech group. Prior to Elbatech, from 2010 until 2012, Mr. Milo served as CEO of TMC Systems, a start-up company owned by Pointer Telocation Ltd. (Nasdaq CM: PNTR).

Between 2000 and 2010, Mr. Milo held various management positions at Sanmina Corporation (Nasdaq CM: SANM), most recently as VP Sales and Account Management at Sanmina's subsidiary in Israel.

Mr. Milo holds a B.Sc. in Industrial Engineering from Tel Aviv University and an MBA from the Technion - Israeli Institute of Technology.

Ms. Adi Fine was appointed as TAT’s EVP Human Resources in October 2020. Prior to joining TAT, from 2015 to 2020, Ms. Fine worked for Amdocs, a global Hi-Tech company listed in Nasdaq. First, she served as head of HR for Amdocs Optima, a global organization which is a former acquisition of Comverse, and later was promoted to serve as a global head of leadership. Prior to that, Ms. Fine served as head of Human Resources for various organizations in the Hi-Tech, Finance and insurance industries. Overall, Ms. Fine has 25 years of professional experience in the human resources and organizational development domains.

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

Mr. Michael Chen was appointed General Manager of Turbochrome in January 2018. Before joining TAT Technologies, between 2013 and 2017, Mr. Chen served as CEO of Seraphim Optronics Ltd. Prior to Seraphim, from 1999 until 2013, Mr. Chen held various management positions at Electro Optics ELOP Industries, a subsidiary of ELBIT System. Between 2007 and 2009, Mr. Chen served as VP Operations at Atlantium Ltd. Between 1996 and 1999 Mr. Chen held engineering positions at ORLITE Industries Ltd. Mr. Chen holds a B.Sc. in Mechanical Engineering from Tel Aviv University and an MBA from Heriot-Watt University in Edinburgh.

Directors

Mr. Amos Malka was elected as Chairman of our Board of Directors in June 2016. Mr. Malka is the founder and chairman of Spire Security Solutions Ltd., a security, intelligence and cyber security provider. From 2018 Mr. Malka is the Chairman of the Board of Directors of Aitech Rugged Group Inc. From 2007 until 2015, Mr. Malka served as the chairman and CEO of Logic Industries Ltd. From 2007 until 2010, he also served as chairman of Plasan Sasa LTD., an armored vehicle manufacturer. From 2005 until 2007, he served as the chairman of Albar, a leading company in the Israeli automobile sector. From 2002 until 2005, Mr. Malka served as the CEO of Elul Technologies Ltd., Israel's largest aerospace and defense business development and consulting company.Mr. Malka also serves on the boards of directors of Imagesat International and Delek Automotive System. Mr. Malka retired from the IDF in 2002 at the rank of Major General, after 31 years of service. He served as commander of the IDF Ground Forces Command, and later as Head of the Israeli Defense Intelligence, a post he held until his retirement in 2002. Mr. Malka holds B.A. in History from Tel Aviv University, Israel. He also graduated from the IDF Staff & Command College and its National Defense Academy.

Mr. Ron Ben-Haim joined TAT’s Board of Directors in August 2013. Mr. Ben-Haim is a partner at FIMI Opportunity Fund since 2006. Mr. Ben Haim was previously with Compass Advisers, LLP, an investment banking firm with offices in New York and Tel Aviv and with the Merrill Lynch Mergers & Acquisitions group in New York. Prior to Merrill Lynch, Mr. Ben-Haim worked at Teva Pharmaceutical Industries in production management. Mr. Ben-Haim holds a B.Sc. in Industrial Engineering from Tel Aviv University and an MBA from New York University. In his capacity at FIMI, Mr. Ben-Haim currently serves on the board of directors of Tadir-Gan Precision Products, Ltd., Orbit Technologies, Ltd., Aitech Rugged Group, Inc., Magal Security Systems, Ltd., Polyram Plastic Industries, Ltd., Inrom Industries, Ltd.,  G1 Security Solutions, Ltd. And Simplivia Ltd.

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

Ms. Dafna Gruber joined TAT’s Board of Directors as an independent director in November 2013. Since 2019 until February 2021 Ms. Gruber served as chief financial officer of Aqua Security, a private company. from 2017 until 2018, Ms. Gruber served as chief financial officer of Landa Corporation Ltd., a private company. From 2015 until 2017, Ms. Gruber served as the chief financial officer of Clal Industries Ltd., a private holding company. From 2007 until 2015, Ms. Gruber served as the CFO of NICE Ltd., a public company traded on NASDAQ and the TASE. From 1996 until April 2007, Ms. Gruber was part of Alvarion Ltd., a company which traded on NASDAQ and the TASE, mostly as the company’s CFO. Ms. Gruber serves as an independent director at Nova Measuring Systems Ltd., a public company traded on NASDAQ and the TASE, Tufin Software Technologies Ltd. a public company traded on NYSE and Cognyte Software Ltd., a public company traded on NASDAQ. Ms. Gruber is a Certified Public Accountant (Israel) and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.

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

Compensation

The following table sets forth all compensation TAT paid to all of its directors and executive officers as a group for the year ended December 31, 2020.

	Salaries, fees, Commissions and bonuses (Amounts in Thousands US$)	Other benefits (Amounts in Thousands US$)
All directors and executive officers as a group (16 executives)	$2,754	$138

During the year ended December 31, 2020, TAT paid its directors (except for its active chairman of the Board of Directors, Mr. Amos Malka), the fixed medium amounts permitted by law to an external director (within the meaning of the Israeli Companies Law) which was a per meeting attendance fee of NIS 2,585 (approximately $725), plus an annual fee of NIS 69,400 (approximately $19,473). Pursuant to its agreement with Mr. Amos Malka, TAT's active chairman of the Board of Directors, TAT paid Mr. Malka a monthly fee of NIS 40,000 plus VAT.  Mr. Malka had been previously granted options to purchase 50,000 ordinary shares of TAT and is not currently entitled to receive any bonus.

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law) during or with respect to the year ended December 31, 2020, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Information Regarding Covered Executives (1) (Amounts in Thousands US$)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Igal Zamir, CEO and President	336	81	110	2	529
Ehud Ben- Yair, CFO	215	62	48	18	343
Ohad Milo, President of Gedera	158	50	37	24	269
Dave Thomas, President of Piedmont	190	13	117	31	351
Greg Watson, President of Limco	203	13	20	2	238

(1)	All amounts reported in the table are in terms of cost to TAT, as recorded in our financial statements.
(2)	Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2020.
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

(4)
Amounts reported in this column refer to variable compensation mainly bonus payments according to the company's incentive plan as recorded in our financial statements for the year ended December 31, 2019 and were paid during 2020 in respect of performance related to fiscal year 2019 results.

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2020 in connection with equity-based compensation granted to the Covered Executive.

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

We maintain a directors’ and officers’ liability insurance policy with a per claim and aggregate coverage limit of $10 million, including legal costs incurred in Israel. In addition, our audit committee, board of directors and shareholders resolved to indemnify our office holders, pursuant to a standard indemnification agreement that provides for indemnification of an office holder in an aggregate amount not to exceed 25% of our equity capital (net worth). To date, we have provided letters of indemnification to all of our officers and directors.

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

C.          Employees

As of December 31, 2020, TAT and its subsidiaries employed 422 employees, of whom 351 were employed in manufacturing and quality control, 24 were employed in engineering and research and development and 69 were employed in general & administration, sales and marketing. Of such employees, 188 were located in Israel and 233 were employed by Limco and Piedmont and located in the United States.

Employees in Israel are employed under collective or individual employment agreements. Senior employees in special positions and members of management are employed under individual agreements. Collective bargaining agreements are signed for specified terms and are renewed from time to time. On January 14, 2021, a new short term collective agreement was signed in Gedera with the Union, which will be in effect until March 31, 2021. The agreement relates to several compensation and welfare aspects. Currently, there are discussions between Gedera and the Union to renew the collective bargaining agreement for a longer term. The collective bargaining agreements govern certain aspects of our employer-employee relations, such as termination procedures, annual salary increases, eligibility for certain compensation terms and employee welfare.

In Turbochrom, a new collective bargaining agreement with the Union was signed on January 19, 2020 and will be in effect until March 31, 2022. The agreement is an extension of the previous agreement that was valid for a period of three years.

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

On August 30, 2018 the Company's compensation committee, followed by the Board of Directors, approved the amended and restated company's 2012 Plan. On October 4, 2018 the company's amended and restated 2012 stock plan was approved at the annual general meeting of shareholders. As part of the company's 2012 Plan’s amendments it was determined that if the Company declares a cash dividend to its shareholders, and the distribution date of such dividend will precede the exercise date of an Option, including for the avoidance of doubt, Options that have yet to become vested and Options which have been granted prior to the adoption of such amendment to the Plan, the exercise price of the option shall be reduced in the amount equal to the cash dividend per share distributed by the Company. In addition, the maximum number of ordinary shares of the Company that may be issued under the 2012 Plan was increased by 300,000 Ordinary Shares such that after such increase the option pool is equal to an aggregate amount of 980,000 ordinary shares of the Company.

As of December 31, 2020, options to purchase 621,460 ordinary shares were outstanding under the Plan, exercisable at an average exercise price of $7.26 per share.

Item 7.          Major Shareholders and Related Party Transactions

A.          Major Shareholders

The following table sets forth certain information as of December 31, 2020, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

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

(2)	The percentages shown are based on 8,874,696 ordinary shares issued and outstanding as of December 31, 2020 (net of 274,473 dormant shares).

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

B.          Related Party Transactions

The amounts in the table below refer to TAT engineering joint venture and affiliates.

Transactions:

	Year ended December 31,
	2020	2019	2018

Income -
Sales to related-party company (*)	$173	$596	$1,251
Cost and expenses -
Supplies from related party (*)	$362	$552	$59

Balances:

	December 31,
	2020	2019

Trade receivables and other receivables (*)	$740	$706
Trade payables and other payables (*)	$122	$154

(*) includes mainly transactions with affiliated companies.

C.          Interests of Experts and Counsel

Not applicable.

Item 8.          Financial Information

A.          Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the notes thereto, included in Item 18.

Legal Proceedings

We are party to ongoing litigation in the ordinary course of business and other legal proceedings. For a discussion of these matters, see Note 13 to our consolidated financial statements included elsewhere in this annual report.

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

It should be noted that 3% surtax will apply on individuals on top of the aforementioned tax rates when annual taxable income exceeds NIS 649,560 (with respect to 2020). The amount is updated every year.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2020, our internal control over financial reporting is effective.

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

	Year Ended December 31,
Services Rendered	2020	2019
Audit (1)	$192,834	$206,847
Tax (2)	26,198	20,216
Total	$219,032	$227,063

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

PART III

Item 17.          Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

Item 18.          Financial Statements

Consolidated Financial Statements of the Company

Report of Independent Registered Public Accounting Firm	F-2-F-3
Consolidated Balance Sheets	F-4-F-5
Consolidated Statements of Operations	F-6-F-7
Consolidated Statements of Comprehensive Income	F-8
Consolidated Statements of Changes in Shareholders Equity	F-9
Consolidated Statements of Cash Flows	F-10-F-11
Notes to Consolidated Financial Statements	F-12-F-54

Item 19.          Exhibits

The following exhibits are filed as a part of this Annual Report:

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (filed herewith) (8)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	2012 Stock Option Plan (7)

4.2	Agreement dated February 10, 2000, by and between the Registrant and TAT Industries Ltd. (English summary translation) (2)

4.3	English translation of Share Sales Agreement, dated March 27, 2008, by and between the Registrant and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.4	English translation of Shareholders’ Agreement, dated May 21, 2008, by and between the Registrant, Tat Industries Ltd. and Bental Investments Cooperative Agricultures Society Ltd. (5)

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
Ehud Ben-Yair
Chief Financial Officer (Principal Accounting Officer)

Date: March 30, 2021

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the board of directors of
TAT Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. and its subsidiaries (the "Company") as of December 31, 2020 and 2019, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2(k) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory - Write down of obsolete and unmarketable inventory

As described in Notes 2 and 4 to the consolidated financial statements, the Company's consolidated inventory balance was $41,223 thousand as of December 31, 2020. The Company writes down its inventory for estimated obsolescence and unmarketable inventory equal to the difference between the cost of inventory and estimated market value based upon assumptions for future demand and market conditions. Changes in these assumptions could have a significant impact on the inventory's valuation.

The principal considerations for our determination that performing procedures relating to the write down of obsolete and unmarketable inventory is a critical audit matter are the significant judgement by management when determining the assumptions relating to the future demand, market conditions, and sales forecasts. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to future demand and market conditions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others: (i) utilizing historical inventory usage data to analyze the relationship between the inventory impairment calculated, the inventory on hand, and the sales over time; (ii) evaluating management’s ability to accurately estimate future demand by comparing actual inventory usage to estimates made in prior years; (iii) comparison of management’s assumptions related to market conditions to available external market data for a sample of inventory items; (iv) evaluating the accuracy of the impairment by selecting a sample of inventory items and evaluating supporting documentation regarding current and historical sales patterns; (v) assessing whether management's assumptions related to future demand and market conditions were consistent with evidence obtained in other areas of the audit.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 30, 2021	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2009.

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	December 31,
	2020	2019

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,128	$15,959
Accounts receivable, net of allowance for credit losses of $306 thousands as of December 31, 2020	11,355	20,311
Inventory, net	41,223	43,327
Other current assets and prepaid expenses	2,737	2,605
Assets belong to discontinued operation	-	1,401

Total current assets	79,443	83,603

NON-CURRENT ASSETS:
Restricted deposit	176	-
Investment in affiliates	771	956
Funds in respect of employee rights upon retirement	1,186	1,404
Deferred income taxes	566	228
Property, plant and equipment, net	25,737	20,605
Operating lease right of use assets	6,767	6,664
Intangible assets, net	1,475	389
Assets belong to discontinued operation	-	826
Total non-current assets	36,678	31,072

Total assets	$116,121	$114,675

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands, except share data

	December 31,
	2020	2019(*)

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$1,477	$-
Credit line from bank	3,000	-
Accounts payable	12,222	11,823
Accrued expenses	6,691	7,393
Operating lease liabilities	1,614	1,330
Liabilities belong to discontinued operation	179	158

Total current liabilities	25,183	20,704

NON-CURRENT LIABILITIES:
Long-term loans	3,489	-
Other long-term liabilities	-	62
Liability in respect of employee rights upon retirement	1,410	1,751
Deferred income taxes	-	1,100
Operating lease liabilities	5,758	5,688

Total non-current liabilities	10,657	8,601

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 13)

Total liabilities	35,840	29,305

EQUITY:
Ordinary shares of NIS 0.9 par value: Authorized: 13,000,000 shares at December 31, 2020 and at December 31, 2019; Issued: 9,854,696 shares at December 31, 2020 and at December 31, 2019; Outstanding: 8,874,696 shares at December 31, 2020 and at December 31, 2019	2,809	2,809
Additional paid-in capital	65,711	65,573
Treasury shares, at cost, 274,473 shares at December 31, 2020 and 2019	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	128	26
Retained earnings	13,721	19,050
Total shareholders' equity	80,281	85,370

Total liabilities and shareholders' equity	$116,121	$114,675

*Reclassified due to discontinued operation.

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands

	Year ended December 31,
	2020	2019(*)	2018(*)

Revenue:
Products	$22,739	$25,019	$23,151
Services	52,620	72,460	64,570
	75,359	97,479	87,721

Cost of revenue:
Products	20,751	21,557	23,807
Services	46,173	60,622	55,969
	66,924	82,179	79,776

Gross profit	8,435	15,300	7,945

Operating expenses:
Research and development, net	185	113	458
Selling and marketing	4,369	4,929	4,754
General and administrative	7,612	7,654	7,901
Other expense (income)	315	-	(4)

	12,481	12,696	13,109

Operating income (loss)	(4,046)	2,604	(5,164)

Financial expenses	(999)	(1,270)	(1,555)
Financial income	229	848	1,467

Income (loss) before taxes on income (tax benefit)	(4,816)	2,182	(5,252)

Taxes on income (tax benefit)	(1,517)	589	(1,464)

Income (loss) before share of equity investment	(3,299)	1,593	(3,788)

Share in results of equity investment of affiliated companies	(185)	(132)	(140)

Net income (loss) from continued operation	$(3,484)	$1,461	$(3,928)

*Reclassified due to discontinued operation.

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands, except share and per share data

	Year ended December 31,
	2020	2019(*)	2018(*)
Net loss from discontinued operation	$(1,845)	$(655)	$(480)
Net income (loss)	$(5,329)	$806	$(4,408)

Net income (loss) per share basic and diluted from continued operation	$(0.39)	$0.17	$(0.45)
Net loss per share basic and diluted from discontinued operation	$(0.21)	$(0.07)	$(0.05)
Net income (loss) per share basic and diluted	$(0.6)	$0.1	$(0.5)

Weighted average number of shares outstanding:
Basic	8,874,696	8,874,696	8,864,885
Diluted	8,874,696	8,874,696	8,864,885

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S dollars in thousands

	Year ended December 31,
	2020	2019(*)	2018(*)
Net income (loss)	$(5,329)	$806	$(4,408)
Other comprehensive income (loss), net
Net unrealized gains (losses) from derivatives	232	372	(672)
Reclassification adjustments for gains from derivatives included in net income	(130)	(140)	331
Total other comprehensive income (loss)	$102	$232	$(341)
Total comprehensive income (loss)	$(5,227)	$1,038	$(4,749)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital			Accumulated other comprehensive income (loss)
	Number of shares issued	Amount	Additional paid-in capital		Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2017	9,102,917	$2,802	$65,073	$135	$(2,088)	$22,652	$88,574
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017:
Comprehensive income (loss)	-	-	-	(341)	-	(4,408)	(4,749)
Share based compensation	-	-	272	-	-	-	272
Exercise of options	19,584	7	190	-	-	-	197
BALANCE AT DECEMBER 31, 2018	9,122,501	$2,809	$65,535	$(206)	$(2,088)	$18,244	$84,294
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018:
Comprehensive income	-	-	-	232	-	806	1,038
Share based compensation	-	-	38	-	-	-	38
BALANCE AT DECEMBER 31, 2019	9,149,169	$2,809	$65,573	$26	$(2,088)	$19,050	$85,370
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019:
Comprehensive income (loss)	-	-	-	102	-	(5,329)	(5,227)
Share based compensation	-	-	138	-	-	-	138
BALANCE AT DECEMBER 31, 2020	9,149,169	$2,809	$65,711	$128	$(2,088)	13,721	$80,281

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019(*)	2018(*)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(5,329)	$806	$(4,408)
Net income (loss) from continued operations	(3,484)	1,461	(3,928)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,065	4,292	4,065
Loss on sale of property, plant and equipment	-	-	-
Loss (gain) from change in fair value of derivatives	(34)	(311)	382
Non cash finance expense	566	354	-
Change in provision for doubtful accounts	(8)	38	(347)
Share in results of affiliated companies	185	132	140
Share based compensation	138	38	272
Liability in respect of employee rights upon retirement	(341)	(897)	(587)
Impairment of intangible assets	298	-	-
Deferred income taxes, net	(1,438)	(450)	(102)
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	9,472	(2,037)	6,477
Decrease (increase) in other current assets and prepaid expenses	310	2,500	(1,575)
Decrease (increase) in inventory	1,868	(5,740)	381
Increase (decrease) in trade accounts payable	(5,336)	3,349	(1,137)
Increase (decrease) in accrued expenses	(252)	982	(1,920)
Increase (decrease) in other long-term liabilities	(62)	(118)	34
Net cash provided by operating activities from continued operation	$5,947	$3,593	$2,155

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in affiliated company	-	(10)	(26)
Funds in respect of employee rights upon retirement	-	-	(22)
Proceeds from sale of property and equipment	-	-	7
Purchase of property and equipment	(3,894)	(3,269)	(4,270)
Purchase of intangible assets	(1,513)	-	-
Maturities of deposits	-	-	470
Net cash used in continued investing activities	$(5,407)	$(3,279)	$(3,841)

*Reclassified due to discontinued operation

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019(*)	2018(*)
CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term credit received from banks	3,960	-	-
Proceeds from long-term loans received	3,692
Exercise of options	-	-	197
Net cash provided by continued financing activities	7,652	-	197

CASH FLOWS FROM DISCONTINUED ACTIVITIES:
Net loss from discontinued operation	(1,845)	$(655)	$(480)
Net cash provided by operating activities	1,998	484	405
Net cash used in investing activities	-	(134)	-
Net cash provided by (used in) discontinued activities	153	$(305)	(75)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	8,345	9	(1,564)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	15,959	15,950	17,514
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	24,304	15,959	15,950

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOW:
Purchase of property, plant and equipment on credit	$6,575	$942	$523
Additions of operating lease right-of-use assets and operating lease liabilities	$1,756	$648	-

Supplemental disclosure of cash flow information:
Interest paid	$(3)	$(28)	$(10)
Income taxes received (paid), net	$(3)	$673	$(1,087)

*Reclassified due to discontinued operation.

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

b.
The ongoing COVID-19 pandemic adversely effected and continues to have an adverse effect on TAT’s industry and the markets in which TAT operates. The COVID-19 outbreak has significantly impacted the aviation market in which TAT’s customers operate and has resulted in a reduction of TAT’s business with some of these customers. In order to mitigate the impact of the decline in business as a result of the pandemic, TAT implemented measures to reduce its expenses, including a reduction in its headcount as well as other cost savings measures. Given the current macro-economic environment and the uncertainties regarding the potential impact of COVID-19 on TAT’s business, there can be no assurance that TAT’s estimates and assumptions used in the measurement of various assets and liabilities in the financial statements will prove to be accurate predictions of the future.

c.
TAT has the following wholly owned subsidiaries: Limco-Piedmont Inc. (“Limco-Piedmont”), and Turbochrome Ltd. (“Turbochrome”). Additionally, the Company holds 51% of TAT-Engineering LLC (“TAT-Engineering”), hereinafter collectively referred to as the “Group”.

d.
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

As applicable to these financial statements, the most significant estimates and assumptions relate to: recoverability of inventory, provision for current expected credit loss and income taxes.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

f.	Accounts receivable, net

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

 The Company’s accounts receivables accounting policy until December 31, 2019, prior to the adoption of the new CECL standard

Accounts receivables are stated at their net realizable value. The allowance against gross accounts receivables reflects the best estimate of losses inherent in the receivable’s portfolio determined based on historical experience, specific allowances for known troubled accounts and other currently available information. An allowance for doubtful debts is reflected in net accounts receivables. Account’s receivables are written off after all reasonable means to collect the full amount have been exhausted.

The Company’s accounts receivables accounting policy from January 1, 2020, following the adoption of the new CECL standard

Accounts receivable have been reduced by an allowance for doubtful accounts. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations.

Write-off activity and recoveries for the periods presented were not material.

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

If actual market prices are less favorable than those projected by management, inventory write-downs may be required. When inventory written-down, a new lower cost basis for that inventory is established.

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

j.	Investment in affiliates and share in results of equity investment of affiliated companies

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

k.	Leases

The Company adopted ASU No. 2016-02, Leases (Topic 842), on January 1, 2019 using the modified retrospective transition approach by applying the standard to all leases existing at the date of initial application. The Company determines if an arrangement is a lease at inception. Balances related to operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets are recognized as the lease liability, adjusted for lease incentives received and prepayments made. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. As the Company’s leases do not provide an implicit rate, the Company’s uses its estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term (see also note 2aa).

As of implementation date the standard resulted in an increase of $7.3M in operating lease ROU assets and corresponding liabilities on the Company’s consolidated balance sheet and did not have a material impact on the Company’s consolidated financial statements and did not have an impact on the comparative figures.

l.	Identified intangible assets

Identifiable intangible assets are comprised of definite lived intangible assets - customer relationships and commercial license which are amortized over 7 and 10 years respectively, using the straight-line method over their estimated period of useful life as determined by identifying the period in which substantially all of the cash flows are expected to be generated. Amortization of customer relationships is recorded under selling and marketing expenses (this intangible asset was fully impaired during the year ended December 31, 2020, see note 8)  and the amortization of the commercial license is recorded in the cost of sales.

m.	Impairment of long-lived assets

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

A contract with a customer exists only when: the parties to the contract have approved it and are committed to perform their respective obligations, the Company can identify each party’s rights regarding the distinct goods or services to be transferred (“performance obligations”), the Company can determine the transaction price for the goods or services to be transferred, the contract has commercial substance and it is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

Revenues are recorded in the amount of consideration to which the Company expects to be entitled in exchange for performance obligations upon transfer of control to the customer, excluding amounts collected on behalf of other third parties and sales taxes.

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

Contract assets and liabilities

Contract liabilities are mainly comprised of deferred revenues which are included under other payables.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT)

q.	Warranty costs

The Group provides warranties for its products and services ranging from one to three years, which vary with respect to each contract and in accordance with the nature of each specific product. According to company's experience, most of the warranty costs incur during the first year of the contract.

The Group estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time revenue is recognized under accrued expenses on the company’s balance sheet. The Group periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

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

Income taxes are accounted for in accordance with ASC 740 "Income Taxes". This statement prescribes the use of the asset and liability method, whereby deferred tax assets and liabilities account balances are determined based on temporary differences between financial reporting and tax basis of assets and liabilities and for tax loss carry-forwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if it is more likely than not that a portion of the deferred income tax assets will not be realized, see note 17(h).

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

Comprehensive income in 2020, 2019 and 2018 includes, in addition to net income or loss, gains and losses of derivatives (net of related taxes where applicable).

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

Prior to the adoption of ASU 2017-12 the ineffective portion of a derivative designated as a cash flow hedge was recognized in "financial expense (income), net.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT)

aa.	Recently Issued Accounting Principles:

Recently adopted accounting pronouncements:

(1)
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses ("Topic 326"): Measurement of Credit Losses on Financial Instruments. The guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year. The new standard does not have a material effect on the Company's financial statements upon adoption.

Accounting pronouncements issued but not yet adopted:

(1)
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

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments:

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Derivative financial instruments	-	$128	-	$128

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Derivative financial instruments	-	$27	-	$27

a.	Derivative financial instruments:

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

 The effective portion and the ineffective portion of the gain or loss on the hedging instrument is recognized as other comprehensive income (loss).

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

 As of December 31, 2020, and 2019, the Company has open forward contracts with a notional total amount of $3,345 and $13,927, respectively. As of December 31, 2020, the company has open call options and open put options with a notional total amount of $10,196 and $2,056, respectively.

 The carrying amounts of financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short maturities.

NOTE 4 -	INVENTORY

Inventory is composed of the following:

	December 31,
	2020	2019

Raw materials and components	$11,281	$13,064
Work in progress	15,432	11,387
Spare parts	13,147	18,272
Finished goods	1,363	604

Total inventory (**)	$41,223	$43,327

(**) The total amount of Rotables included in the company spare parts inventory for the years ended December 31, 2020 and 2019 were $9,183 and $8,886, respectively. Inventory related to discontinued operation for the year ended December 31, 2019 was $580.

Inventories write off expenses due to slow inventory amounted to $769, $490 and $691 for the years ended December 31, 2020, 2019 and 2018, respectively.

In February 2021 the company signed an agreement to sell inventory parts to a third party following the company’s decision to exit the CRJ landing gear MRO activity (part of the MRO aviation components segment). The contract value is lower by $450 compared to the book value of these assets. Therefore, an impairment in inventory value of $450 was recorded in the cost of revenues from services.

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

Summarized financial information of TAT-Engineering LLC:

	December 31,
	2020	2019
Balance sheets:
Current assets	$320	$466
Non-current assets	1,211	1,383
Current liabilities	1,088	1,040

	Year ended December 31,
	2020	2019	2018
Statements of operation:
Revenues	$413	$877	$1,534
Gross loss	(153)	(228)	(154)
Loss from continuing operations	(365)	(291)	(266)
Net losses attributable to the Company	(185)	(132)	(140)

NOTE 6 -      PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2020	2019
Cost:
Land and buildings	$15,762	$14,863
Machinery and equipment	57,922	49,667
Motor vehicles	313	410
Office furniture and equipment	1,895	1,811
Software	1,371	1,420
	77,263	68,171

Less: Accumulated depreciation	51,526	47,566
Depreciated cost	$25,737	$20,605

Depreciation expenses amounted to $3,960 $4,238 and $4,051 for the years ended December 31, 2020, 2019 and 2018, respectively.

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

Lease expense totaled $633, $510 and $494 for the years ended December 31, 2020, 2019, and 2018 respectively.

TAT leases its factory from TAT Industries until the end of 2024. In December 2019 the rental fee was reviewed by real estate appraiser who determined that the rental fee should increase by $400 starting from January 2020. Lease expense totaled $1,188, $787 and $767 for the years ended December 31, 2020, 2019, and 2018 respectively.

The lease cost was as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Operating lease expenses	2,158	1,297

Supplemental cash flow information related to leases was as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Operating cash flows from operating leases (non-cash finance expense)	566	354
Right-of-use assets obtained in exchange for lease obligations (non-cash)	1,756	648

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 –    LEASES (CONT)

Supplemental balance sheet information related to operating leases is as follows:

	December 31, 2020	December 31, 2019
Operating Leases
Operating lease right-of-use assets	6,767	6,664

Current operating lease liabilities	1,614	1,330
Non-current operating lease liabilities	5,758	5,688
Total operating lease liabilities	7,372	7,018

Weighted Average Remaining Lease Term
Operating leases - Israel	4 years	5 years
Operating leases – United States	5 years	6 years

Weighted Average discount rate
Operating leases - Israel	4.5%	4.5%
Operating leases – United States	4.84%	4.84%

As of December 31, 2020, the maturities of lease liabilities were as follows:

Year	Amount
2021	$1,852
2022	1,784
2023	1,737
2024	1,623
2025 and after	653
Total lease payments	7,649
Less imputed interest	(277)
Total	$7,372

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8 -      INTANGIBLE ASSETS

Intangible assets:

	December 31,
	2020	2019
Customer relationships
Cost	$671	$671
Impairment	(298)
Accumulated amortization	(373)	(289)
Amortized cost	$-	$389

The COVID-19 pandemic and the significant reduction in the reconditioning and coating segment (“Turbochrome”) business during 2020 were a trigger event for impairment of the customer relationships asset. The Company believes there will be no future economic benefits that will be derived from the customers attributed to this intangible asset. Therefore, the Company wrote off the amortized cost related to the customer relationships. The write off expenses recorded in the P&L under Other Expenses.

	December 31,
	2020	2019
Commercial license
Cost	$1,513	$-
Accumulated amortization	(38)	-
Amortized cost	$1,475	$-

On September 2020 Piedmont signed a 10 years agreement for the commercial segment. Under this contract Honeywell intends to transfer all of its APU  331-20X   MRO activity to TAT Piedmont.

Estimated amortization expenses for the five succeeding years is $150 per year.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 -      LONG TERM LOANS

During 2020, TAT received loans in the amount of $3.4 million from commercial banks, amount of $596 was classified as a short-term loan as of December 31, 2020. These loans are guaranteed by the Israeli government. The loans bear annual interest of 3.1% (Prime Rate+1.5%) which will be paid in equal monthly instalments from June 2021 through May 2025.

In addition, during 2020 TAT received a loan of approximately $3.1 million under the U.S. Small Business Administration Payroll Protection Program (“PPP”) which was created under the Coronavirus Aid, Relief and Economic Security Act. Under the PPP, repayment of the loan, including interest, may be forgiven based on payroll expenses, rent, utilities and other qualifying expenses incurred during a certain period following receipt of the loan, provided that TAT will adhere to specific requirements outlined in the PPP. Based on SBA's forgiveness approval notice and the legal advice received in connection therewith, out of the $3.1M PPP loan, an amount of $1.7M has been recognized as a grant. The grant was recognized as a deduction from the related cost of revenues and operating expenses. As of December 31, 2020, the balance of the PPP loans is $1.4M, which is currently audited by the SBA. An amount of $960 was classified as a short-term loan.

In November 2020 TAT received a short-term credit line of $3M from banking institution in the US. The loan bears an annual interest rate of 3.6% and can be renewed by the end of the year for an additional year. The loan has financial covenants such as a) tangible net worth to funded debt ratio of not less than 3 to 1, b) positive EBITDA, and c) minimum eligible accounts receivable of $3M.

Maturities on long term loans are as follows:

Year	Amount
2021	$1,477
2022	1,428
2023	864
2024	864
2025 and after	333
$4,966

NOTE 10 -    ACCRUED EXPENSES

	December 31,
	2020	2019

Employees and payroll accruals	$2,714	$3,332
Accrued expenses	716	937
Authorities	415	810
Advances from customers	1,263	513
Warranty provision	250	235
Accrued royalties and rebate sales commissions	1,200	1,517
Other	133	49

	$6,691	$7,393

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -    RELATED PARTIES’ TRANSACTIONS AND BALANCES

The amounts in the table below refer to TAT engineering joint venture and affiliates.

Transactions:

	Year ended December 31,
	2020	2019	2018

Income -
Sales to related-party company (*)	$173	$596	$1,251
Cost and expenses -
Supplies from related party (*)	$362	$552	$59

Balances:

	December 31,
	2020	2019

Trade receivables and other receivables (*)	$740	$706
Trade payables and other payables (*)	$122	$154

(*) includes mainly transactions with affiliated companies.

NOTE 12 -	LONG-TERM EMPLOYEE-RELATED OBLIGATIONS

Severance pay:

The Company and its Israeli subsidiary are required to make severance payments upon dismissal of an employee or upon termination of employment in certain circumstances. The severance payment liability to the employees (based upon length of service and the latest monthly salary - one month’s salary for each year employed) is recorded on the Company’s balance sheet under “Liability in respect of employees rights upon retirement.” The liability is recorded as if it were payable at each balance sheet date on an undiscounted basis.

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

In the years ended December 31, 2020, 2019 and 2018 the Company deposited $830, $1,096 and $968 respectively, with pension funds and insurance companies in connection with its severance payment obligations.

Limco-Piedmont sponsors a 401(K) safe harbor profit sharing plan covering substantially all of its employees. The plan requires the employer to contribute a match which is currently done on a payroll period basis, matching 100% of the first 2% and 50% of all salary deferrals made up to the next 3%. In addition, the plan allows for a discretionary qualified non-elective contribution for the plan year. Contributions to the plan by Limco-Piedmont were $156, $367 and $368 for the years ended December 31, 2020, 2019 and 2018, respectively.

The Group expects to contribute approximately $800 in 2021 to the pension funds and insurance companies in respect of their severance and pension pay obligations.

The amounts of severance payments, actually paid to retired employees, by TAT were $380, $689 and $400 for the years ended December 31, 2020, 2019 and 2018.

TAT expects to pay $1,409 in future benefits to their employees during 2021 through 2030 upon their normal retirement age. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Israeli company before their normal retirement age.

Year	Amount
2021	$54
2022	166
2023	240
2024	43
2025	-
Thereafter (through 2030)	906
Total	$1,409

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -    COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commissions arrangements:

The Group is committed to pay marketing commissions ranging 1% to 10% to sale agents of total sales contracts. Commission expenses were $528, $679 and $411 for the years ended December 31, 2020, 2019 and 2018, respectively. The commissions were recorded as part of the selling and marketing expenses.

b.	Royalty commitments:

(1)
TAT is committed to pay royalties to third parties, ranging from 12% to 20% of sales of products developed by the third parties. Royalty expenses were $174, $42 and $148 for the years ended December 31, 2020, 2019 and 2018, respectively. The royalties were recorded as part of the cost of revenues.

(2)
Piedmont is committed to pay royalties to a third party, ranging 5% to 13% of sales of products purchased from the third party. That third party is the exclusive manufacturer of the products for which Piedmont provides MRO services.

In addition, Piedmont is committed to pay another third party royalties of 10% to 20%, on parts reclaimed to use in MRO services or sold to our customers when they are manufactured by the third party. Royalty expenses were $1,648, $2,310 and $1,689 for the years ended December 31, 2020, 2019 and 2018, respectively. The royalties were recorded as part of the cost of revenues.

                       c.         Guarantees:

(1)
In order to secure TAT's liability to the Israeli customs, the Company provided bank guarantees in amounts of $39, $62 and $31. The guarantees are linked to the consumer price index and is valid until March 2021, January 2022 and January 2023, respectively.

(2)
In order to secure TAT's liability to the lessor of its premises, the Company provided a bank guarantee in the amount of $849. The guarantee is linked to the consumer price index in Israel and is valid until January 2022.

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

Following the approval of TAT's Audit Committee and Board of Directors, on June 28, 2012, the Company’s shareholders approved the 2012 stock option plan (the “2012 Plan”) to grant up to 380,000 options to purchase Ordinary shares, 0.9 NIS par value, of the Company to senior executives and certain members of the Board of Directors, at an exercise price as determined in the stock option plan. The option pool was increased twice by 300,000 to an aggregate option pool of 980,000 options following the approvals of the Company's Audit Committee, Board of Directors and shareholders. In general, the Options vest over a period of 4 years as follows: 25% of the Options vest upon the lapse of 12 months following the date of grant and the remaining 75% vest on a quarterly basis over the remaining 3-year period. In addition, certain Options that were previously granted vest over a three-year period (one-third each year) and the vesting of 50% of such Options is subject, in addition, to certain minimum shareholders' equity during a period of 4 years from the grant date. The grant of options to Israeli employees under the Plan is subject to the terms stipulated by Sections 102 and 102A of the Israeli Income Tax Ordinance.  Each option grant is subject to the track chosen by the Company, either Section 102 or Section 102A of the Israeli Income Tax Ordinance, and pursuant to the terms thereof, the Company is not allowed to claim as an expense for tax purposes the amounts credited to employees as benefits, including amounts recorded as salary benefits in the Company’s accounts, in respect of options granted to employees under the Plan, with the exception of the work income benefit component, if any, determined on grant date.  For nonemployees and for non-Israeli employees, the share option plan is subject to Section 3(i) of the Israeli Income Tax Ordinance.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -    SHAREHOLDERS' EQUITY (CONT)
b.	Stock option plans (cont.):

During 2018 the option pool was increased by 300,000 to an aggregate option pool of 980,000 options following the approvals of the Company's Audit Committee, Board of Directors and shareholders of the company.

(1)	On February 6, 2018, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 3,893 Options, at an exercise price of $11.11 per share, to senior executives

(2)	On February 28, 2018, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $10.74 per share, to senior executive.

(3)	On May 13, 2018, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 70,000 Options, at an exercise price of $9.12 per share, to senior executive.

(4)	On November 22, 2018, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $7.35 per share, to senior executives.

(5)	On August 29, 2019, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $5.65 per share, to senior executives.

(6)	On September 22, 2019, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $5.32 per share, to senior executive.

(7)	On September 26, 2019, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $5.26 per share, to senior executive.

(8)	On October 15, 2020, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $4.58 per share, to senior executive.

The fair value of the Company’s stock options granted under the 2012 plan for the years ended December 31, 2020, 2019 and 2018 was estimated using the following assumptions:

	2020	2019	2018

Expected stock price volatility	44.7% – 43.5%	34.2% – 36.8%	32.6% – 40.8%
Expected option life (in years)	3.5-5	3.5-5	3.5-5.5
Risk free interest rate	0.12% – 0.25%	1.44% – 1.63%	1.71% – 2.87%
Dividend yield	0%	0%	0% - 5%

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -   SHAREHOLDERS' EQUITY (CONT)

b.	Stock option plans (cont.):

The following table is a summary of the activity of TAT's Stock Option plan:

	Year ended December 31,		Year ended December 31,		Year ended December 31,
	2020		2019		2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	571,460	$7.53	528,268	$9.03	365,000	$8.53
Granted	50,000	4.58	170,000	5.44	273,893	9.70
Forfeited	-	-	(126,808)	11.19	(83,957)	9.85
Exercised	-	-	-	-	(26,668)	7.15

Outstanding at the end of the year	621,460	7.26	571,460	7.53	528,268	$9.03

Exercisable at the end of the year	381,629	$7.91	264,389	$7.74	163,438	$8.34

The weighted-average grant-date fair value of options granted was $1.41 in 2020, $1.35 in 2019 and $1.83 in 2018. The aggregate intrinsic value for the options outstanding as of December 31, 2020, 2019 and 2018 was $0, $0 and $737, respectively.

As of December 31, 2020, total unrecognized compensation cost was $176 and is expected to be recognized over a weighted-average period of 2.18 years.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -    EARNINGS PER SHARE (“EPS”)

Basic and diluted earnings per share are based on the weighted average number of ordinary shares outstanding. Diluted EPS is based on those shares used in basic EPS plus shares that would have been outstanding assuming issuance of ordinary shares for all dilutive potential ordinary shares outstanding.

	Year ended December 31,
	2020	2019	2018
Numerator for EPS:
Net income (loss)	$(5,329)	$806	$(4,408)
Denominator for EPS:
Weighted average shares outstanding – basic	8,874,696	8,874,696	8,864,885
Dilutive shares	-	-	-
Weighted average shares outstanding – diluted	8,874,696	8,874,696	8,864,885
EPS:
Basic and diluted	$(0.6)	$0.1	$(0.5)

Diluted income per share does not include 612,061, 482,282 and 306,151 options, for the years ended December 31, 2020, 2019 and 2018 respectively because the options are anti-dilutive.

Dilutive shares are calculated using the treasury stock method and include dilutive shares from share-based employee compensation plans.

NOTE 16 -    DISCONTINUED OPERATION

In June 2020, the company's management decided to discontinue the JT8D engine blades reconditioning activity as part of a strategic change in its business to focus on new capabilities to provide services to newer types of engines. The discontinued operation is related to the JT8D engine blades reconditioning activity in Turbochrome, which constitute a material portion of Turbochrome’s revenues.

	2020	2019
Assets:
Account receivables	$-	$821
Inventory	-	580
Fixed assets, net	-	438
Costumers’ relationship	-	388
Total Assets	$-	$2,227
Liability:
Account payables	$179	$158

Total Liabilities	$179	$158

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -    DISCONTINUED OPERATION (CONT)

	Year ended December 31,
	2020	2019	2018

Revenue:
Services	$955	$4,553	$5,457

Cost of revenue:
Services	1,062	4,291	5,011

Gross profit (loss)	(107)	262	446

Operating expenses:
Research and development, net	42	(39)	95
Selling and marketing	90	330	159
General and administrative	191	598	658

	323	889	912

Operating income (loss)	(430)	(627)	(466)

Financial expenses (income)	-	28	14
Loss on disposal of discontinued operation (1)	1,415	-	-

Net Income (loss)	$(1,845)	$(655)	$(480)

(1)
During 2020, the Company writes off the following assets belonging to the discontinued operation:
Inventory of $464, Accounts receivable of $233, Fixed assets of $363 and Customers' relationships of $355.

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

Preferred Enterprises

Additional amendments to the Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the incentives that are limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 6% in areas in Israel that are designated as Development Zone A and 12% elsewhere in Israel. Dividends distributed from taxable income derived from Preferred Enterprise would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company .While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment

Under the transitional provisions of the 2011 Amendment, the Company elected to irrevocably implement the 2011 Amendment, commencing 2011 and thereafter, and be regarded as a "Preferred Enterprise" with respect to its existing Approved and Benefited Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17-	TAXES ON INCOME (CONT)

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law") (cont.):

Under a recent amendment, announced in August 2013, beginning in 2014, dividends paid out of income attributed to a Preferred Enterprise will be subject to a withholding tax rate of 20% (instead of 15%). In addition, tax rates under the Preferred Enterprise were also raised effective as of January 1, 2014 to 9% in Zone A and 16%.

The uniform tax rate for Development Zone A, as of January 1, 2017, is 7.5% (as part of changes enacted in Amendment 73).

TAT is located in an area in Israel that is designated as elsewhere and as such entitled to reduce tax rates of 16%.

Turbochrome is in an area in Israel that is designated as Zone A and as such entitled to reduce tax rates of 7.5%.

b.	Corporate tax rate in Israel

The taxable income of TAT, not subject to benefits as detailed above, is taxed at the standard Israeli corporate tax rate, which was 23% for all years included in these financial statements.

Capital gain is subject to capital gain tax according to corporate tax rate in the year which the assets are sold

c.	U.S. subsidiaries

U.S. subsidiaries are taxed based on federal and state tax laws. The Federal statutory tax rate for 2020, 2019 and 2018 was 21% plus 3%-6% for state taxes.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17-	TAXES ON INCOME (CONT)

d.	Tax assessments

TAT’s income tax assessments are considered final through 2015.

Turbochrome income tax assessments are considered final through 2015.
Limco-Piedmont income tax assessments are considered final through 2016.

e.	Income tax reconciliation:

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to taxes on income (tax benefit) as reported in the statements of income:

	Year ended December 31,
	2020	2019	2018
Income (loss) before taxes on income (tax benefit) from continued operationas reported in the statements of income	$(4,816)	$2,182	$(5,252)

Statutory tax rate in Israel	23%	23%	23%

Theoretical taxes on income (tax benefit)	$(1,108)	$501	$(1,207)

Increase (decrease) in taxes on income resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	50	(26)	(9)
Reduced tax rate on income derived from "Preferred Enterprises" plans	580	204	346
Earnings from foreign subsidiaries (1)	(2,338)	91	(338)
Valuation allowance for exchange rates differences on deferred taxes not recorded on capital losses	-	(125)	(42)
Deferred tax assets from discontinued operation loss	(138)	(49)	(36)
Reduced deferred tax asset from expecting utilization of carryforward losses	1,984	-	-
Tax in respect of prior years	(345)	-	(481)
Temporary differences for which no deferred taxes were recorded	(377)	(55)	8
Permanent differences	24	55	245
Other adjustments	151	(7)	50
Taxes on income (tax benefit) as reported in the statements of income	$(1,517)	$589	$(1,464)

(1)         The Company record an accrual that related to a deferred tax liability due to the possibility of future distribution of earnings from foreign subsidiaries of the Company.

During 2020, the Company received loans from commercial banks in the US and Israel. As part of the loan terms, the company cannot distribute dividends to its shareholders during the next five years. Therefore, the company wrote off the differed tax liability.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	TAXES ON INCOME (CONT)

f.	Income (loss) before taxes on income (tax benefit) is comprised as follows:

	Year ended December 31,
	2020	2019	2018

Domestic (Israel)	$(4,499)	$(1,931)	$(4,781)
Foreign (United States)	(317)	4,113	(471)

	$(4,816)	$2,182	$(5,252)

g.	Taxes on income (tax benefit) included in the statements of income:

	Year ended December 31,
	2020	2019	2018
Current:
Domestic (Israel)	$-	$-	$-
Foreign (United States)	-	181	(881)

	-	181	(881)
Deferred:
Domestic (Israel)	(683)	(397)	(813)
Foreign (United States)	(489)	805	711

	(1,172)	408	(102)
Previous years:
Domestic (Israel)	(134)
Foreign (United States)	(211)	-	(481)

	(345)	-	(481)

	$(1,517)	$589	$(1,464)

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TAT's deferred tax liabilities and assets are as follows:

	December 31,
	2020	2019
Deferred tax assets:
Provision for current expected credit losses	$41	$67
Provisions for employee benefits	272	470
Inventory	987	964
Intangible assets	-	42
Capital tax losses carryforward	3,500	3,500
Net operating losses carryforward	3,017	1,669
Other	224	96
Deferred tax assets, before valuation allowance	$8,041	$6,808
Valuation allowance	(5,484)	(3,500)
Deferred tax assets, net	$2,557	$3,308

Deferred tax liabilities:
Property, plant and equipment	(1,647)	(2,159)
Intangible assets	(318)	-
Earnings from foreign subsidiaries (1)	-	(1,953)
Other temporary differences deferred tax liabilities	(26)	(68)
Deferred tax liabilities	$(1,991)	$(4,180)

Net	$566	$(872)

(1)
The Company record an accrual that related to a deferred tax liability due to the possibility of future distribution of earnings from foreign subsidiaries of the Company.

During 2020, the Company received loans from commercial banks in the US and Israel. As part of the loan terms, the company cannot distribute dividends to its shareholders during the next five years.

Therefore, the company wrote off the differed tax liability.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	TAXES ON INCOME (CONT)

h.	Deferred income taxes (cont.):

The following table summarizes the changes in the valuation allowance for deferred tax assets:

Balance, December 31, 2017	3,417
Additions during the year	(42)
Balance, December 31,2018	$3,375
Deductions during the year	125
Balance, December 31,2019	$3,500
Additions during the year	1,984
Balance, December 31,2020	$5,484

Valuation allowance are mainly related to (i) U.S. subsidiary for which valuation allowance was provided in respect of deferred tax assets resulting from carryforward of State tax losses in the amount of $ 1,519. That amount is expected to expire gradually starting from 2024 and (ii) Capital losses attributed to the Company in the amount of $ 1,502. (iii) corporate income  tax losses carryforward incurred in TAT Gedera in amount of $1,984.

TAT does not intend to distribute tax-exempt earnings deriving from its Approved Enterprise aggregating approximately $2,087 as of December 31, 2020, and accordingly, no deferred tax liability has been established related to these earnings. If such tax-exempt income is distributed, it would be taxed at the regular corporate tax rate applicable to such profits (23%) and an income tax liability of up to approximately $480 would be incurred as of December 31, 2020.

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

-
TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps. The discontinued operation regarding to the JT8D activity is part of the coating jet engines component segment thus the numbers for this segment were related for the years 2018 and 2019.

The Group’s chief operating decision-maker (CEO of the Company) evaluates performance, makes operating decisions and allocates resources based on financial data, consistent with the presentation in the accompanying financial statements. CODM reviews revenue, gross profit, operating income and the following assets: cash and cash equivalents, accounts receivable and inventory.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure:

The following financial information is the information that CODM uses for analyzing the segment results. The figures are presented in consolidated method as presented to CODM.

The following financial information is a summary of the operating income of each operational segment:

	Year ended December 31, 2020
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Elimination of inter-company sales	Consolidated
Revenues
Sale of products and services	$20,179	$20,445	$31,189	$3,546	$-	$75,359
Intersegment revenues	2,946	195	-	-	(3,141)	-
Total revenues	23,125	20,640	31,189	3,546	(3,141)	75,359

Cost of revenues	21,703	17,885	26,961	3,312	(2,937)	66,924
Gross profit	1,422	2,755	4,228	234	(204)	8,435

Research and development	(3)	(2)	7	183	-	185
Selling and marketing	1,429	1,152	1,527	261	-	4,369
General and administrative	2,183	2,054	2,732	643	-	7,612
Other expenses (income)	-	21	-	294	-	315
Operating income (loss)	$(2,187)	$(470)	$(38)	(1,147)	$(204)	$(4,046)
Financial expenses, net						770
Loss before tax benefits						(4,816)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18 -     SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont.)

	Year ended December 31, 2019
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Elimination of inter-company sales	Consolidated
Revenues
Sale of products and services	$20,552	$34,183	$38,687	$4,057	$-	$97,479
Intersegment revenues	6,037	250	-	-	(6,287)	-
Total revenues	26,589	34,433	38,687	4,057	(6,287)	97,479

Cost of revenues	23,998	27,852	33,337	3,460	(6,468)	82,179
Gross profit (loss)	2,591	6,581	5,350	597	181	15,300

Research and development	58	83	7	(35)	-	113
Selling and marketing	1,530	1,638	1,334	427	-	4,929
General and administrative	1,978	2,734	2,408	534	-	7,654
Operating income (loss)	$(975)	$2,126	$1,601	$(329)	$181	$2,604
Financial expenses, net						422
Loss before taxes on income						2,182

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont.)

	Year ended December 31, 2018
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Elimination of inter-company sales	Consolidated
Revenues
Sale of products and services	$20,065	$30,929	$32,487	$4,240	$-	$87,721
Intersegment revenues	4,642	415	-	-	(5,057)	-
Total revenues	24,707	31,344	32,487	4,240	(5,057)	87,721

Cost of revenues	25,612	27,659	28,561	3,287	(5,343)	79,776
Gross profit	(905)	3,685	3,926	953	286	7,945

Research and development	287	98	-	73	-	458
Selling and marketing	1,512	1,660	1,324	258	-	4,754
General and administrative	2,384	2,375	2,631	511	-	7,901
Other expenses	(2)	-	(2)	-	-	(4)
Operating income (loss)	$(5,086)	$(448)	$(27)	$111	$286	(5,164)
Financial expenses, net						88
Income before taxes on income						(5,252)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18 -	SEGMENT INFORMATION (CONT)

c.	The following financial information identifies the assets, depreciation and amortization, and capital expenditures to segments:

	Year ended December 31, 2020
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Discontinued operation	Amounts not allocated to segments	Consolidated

Total assets	32,536	21,525	41,433	6,073	-	14,554	116,121
Depreciation and amortization	1,400	1,020	799	846	-	-	4,065
Expenditure for segment assets	765	556	9,410	309	-	-	11,040

	Year ended December 31, 2019
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components	Overhaul and coating of jet engine components	Discontinued operation	Amounts not allocated to segments	Consolidated

Total assets	29,149	31,031	34,264	7,967	2,227	10,037	114,675
Depreciation and amortization	1,601	1,031	786	954	-	-	4,372
Expenditure for segment assets	1,600	1,180	803	239	-	-	3,822

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19 -	ENTITY-WIDE DISCLOSURE

a.	Total revenues - by geographical location were attributed according to customer residential country as follows:

	Year ended December 31,
	2020	2019	2018
	Total revenues	Total revenues	Total revenues
Sale of products
Israel	$3,355	$3,464	$2,893
United States	12,284	14,181	13,013
Other	7,100	7,374	7,245
	$22,739	$25,019	$23,151

	Year ended December 31,
	2020	2019	2018
	Total revenues	Total revenues	Total revenues
Sale of Services
Israel	$3,543	$3,624	$4,031
United States	34,765	43,196	35,562
Other	14,312	25,640	24,977
	$52,620	$72,460	$64,570

b.	Total long-lived assets - by geographical location were as follows:

	December 31,
	2020	2019	2018

Israel	$15,071	$16,692	$12,894
United States	18,908	11,354	8,530
Total	$33,979	$28,046	21,424

c.	Major Customers

   No single customer accounted for 10% or more of Group's total net revenue in any year presented.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 20 -    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS INFORMATION

	Warranty provision	Provision for current expected credit losses

Balance, as of December 31, 2017	306	623
Additions	214	135
Deductions	(235)	(482)

Balance, as of December 31, 2018	$285	$276
Additions	115	84
Deductions	(165)	(46)

Balance, as of December 31, 2019	$235	$314
Additions	80	194
Deductions	(65)	(202)

Balance, as of December 31, 2020	$250	$306

NOTE 21 -     SUBSEQUENT EVENTS

Due to the adverse impact of COVID-19 on the aerospace industry and consequently on TAT’s business, TAT has resolved to take additional actions in fiscal year 2021 to change its cost structure and reduce costs in order to cope effectively with the impact of COVID-19 on its business. Specifically, we intend to execute a plan during 2021 by which we would transfer our activity from our leased facility in Gedera to a facility in Tulsa, Oklahoma and to a facility in Kiryat Gat, which are owned by, or under long terms leases of, TAT’s wholly-owned subsidiaries.