Form 20-F
period 2021-12-31
TAT TECHNOLOGIES LTD
filed 2022-03-14
CIK 808439

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………

Commission file number: 0-16050

TAT TECHNOLOGIES LTD.

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

Giborei Israel 7, Netanya  4250407, Israel

(Address of principal executive offices)

Ehud Ben-Yair

Chief Executive Officer

Telephone: +972-54-4522565

Email: ehudb@tat-technologies.com

7 Giborei Israel St,

Natanya4250407, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

(as of December 31, 2021)

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

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☐

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

Yes ☐  No ☒

ii

iii

INTRODUCTION

TAT Technologies Ltd. is a leading provider of solutions and services to the aerospace and defense industries, focused mainly on two product areas and services: Thermal Management and Power and Actuation. The Company operates four operational units: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) maintenance repair and overhaul (“MRO”) services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary (mainly APU and LG); and (iv) overhaul and coating of jet engine components through its Turbochrome subsidiary.

TAT targets the commercial aerospace (serving a wide range of types and sizes of commercial and business jets), military aerospace and ground defense sectors. TAT has a global presence with over 500 customers worldwide, including tier one players in their respective markets such as Boeing, Embraer, Lockheed Martin, Collins, Liebherr, Pratt & Whitney (a division of Collins), the U.S. Armed Forces, and service centers of airlines such as KLM, Lufthansa and others. TAT enjoys a strong reputation among its customers for quality and service-oriented approach.

As a leading provider in its market, TAT’s business is supported by an extensive number of certifications, including from the American, European, British and Chinese civil aviation authorities, as well as leading manufactures such as Boeing and Honeywell International.

TAT employed as of December 31, 2021 413 employees and operates in four locations: its facility in Gedera, Israel (“Gedera”); Limco Airepair Inc. (“Limco”) in Tulsa, Oklahoma; Piedmont Aviation Component Services LLC (“Piedmont”) in Greensboro, North Carolina; Turbochrome Ltd. (“Turbochrome”) in Kiryat Gat, Israel; Headquarter in Netanya Israel and strategic sales office in Mooresville North Carolina.

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

Through its Piedmont subsidiary, TAT provides MRO services for aviation components in the area of landing gears, APUs and Machining and Plating services (MPG). During 2021 Piedmont has engaged in leasing of APUs mainly for the B777 aircraft. Piedmont is an FAA-certified repair station and provides its services to airlines, air cargo carriers, maintenance service centers and, to a lesser extent, the military.

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

The ongoing COVID-19 pandemic outbreak continued to have an adverse effect in 2021 on TAT’s industry and the markets in which TAT operates. The COVID-19 outbreak has significantly impacted the aviation market in which TAT’s customers operate and has resulted in a reduction of TAT’s business with some of these customers. As new variants of COVID-19 emerge, certain countries continue to place restrictions on businesses and travel. Global supply shortages emerged for certain products, leading to delays in delivery schedule. Additionally, recent cost inflation stemming from the pandemic may lead to higher material and labor costs. We actively monitor and respond to the changing conditions created by the pandemic, with focus on prioritizing the health and safety of our employees, dedicating resources to support our communities, and innovating to address our customers’ needs. In order to mitigate the impact of the decline in business as a result of the pandemic, TAT implemented measures to reduce its expenses, including a reduction in its headcount as well as other cost savings measures. TAT received government grants as part of the government support in businesses that have been affected from the COVID-19 pandemic.

Further to the actions taken by TAT’s management in 2020 due to the effect of COVID-19 on the TAT's industry, TAT announced a restructuring plan in March 2021, which included the transfer of the Company's activity from our leased facility in Gedera to a facility in Kiryat Gat, Israel which is leased by our wholly-owned subsidiary Turbochrome from the Israel Land Authority (“ILA”) pursuant to a long-term lease agreement expiring in 2045 (with no rental payments due to the ILA in respect of such lease) and to our partially owned facility in Tulsa, Oklahoma. These actions will enable TAT to concentrate in heat exchanges cores activity in the United States allowing for better operational flow, getting closer to our customer base, and cutting fixed costs. For more information about the company's restructuring plan please see note 9 to the company financial statements.

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

Item 2.          Offer Statistics and Expected Timetable

Not applicable.

Item 3.          Key Information

A.          Reserved

TAT’s selected historical information is derived from the audited consolidated financial statements of TAT as of December 31, 2021 and 2020 and for each of its fiscal years ended December 31, 2021, 2020 and 2019, which are included elsewhere in this annual report, and have been prepared in accordance with U.S. GAAP. The selected financial data as of December 31, 2019, 2018 and 2017 and for the years ended December 31, 2018 and December 31, 2017 is derived from audited consolidated financial statements of TAT not included in this annual report, which have been prepared in accordance with U.S. GAAP.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Income Statement Data:

	Year Ended December 31,
	2021	2020	2019	2018	2017
	(in thousands, except share and per share data)
Revenues:
Products	$25,870	$22,739	$25,019	$23,151	$36,053
Services	52,103	52,620	72,460	64,570	63,106
Total revenues	77,973	75,359	97,479	87,721	99,159
Cost of revenues:
Products	23,761	20,751	21,557	23,807	28,096
Services	42,942	46,173	60,622	55,969	51,313
Total cost of revenues	66,703	66,924	82,179	79,776	79,409
Gross profit	11,270	8,435	15,300	7,945	19,750
Operating expenses:
Research and development, net	517	185	113	458	621
Selling and marketing	5,147	4,369	4,929	4,754	4,772
General and administrative	8,354	7,612	7,654	7,901	8,668
Other expenses (income)	(468)	315	-	(4)	53
Restructuring expenses, net	1,755	-	-	-	-
	15,305	12,481	12,696	13,109	14,114
Operating income (loss) from continuing operations	(4,035)	(4,046)	2,604	(5,164)	5,636
Financial expenses, net	(540)	(770)	(422)	(88)	(286)
Income (loss) from continuing operations before taxes on income	(4,575)	(4,816)	2,182	(5,252)	5,350
Taxes on income (tax benefit)	(662)	(1,517)	589	(1,464)	2,333
Income (loss) from continuing operations after taxes on income (tax benefit)	(3,913)	(3,299)	1,593	(3,788)	3,017
Share in results of equity investment of affiliated companies	(76)	(185)	(132)	(140)	(210)
Net income (loss) from continuing operations	(3,989)	(3,484)	1,461	(3,928)	2,807
Net income(loss) from discontinued operation	$427	$(1,845)	$(655)	$(480)	$(411)
Net income (loss) attributable to TAT Technologies’ shareholders	$(3,562)	$(5,329)	$806	$(4,408)	$2,396

Basic and diluted net income (loss) per share:
Net income (loss) per share attributable to controlling interest	(0.4)	(0.6)	0.1	(0.5)	0.27
	$(0.4)	$(0.6)	$0.1	$(0.5)	$0.27
Weighted average number of shares used in computing:
Basic net income (loss) per share	8,874,696	8,874,696	8,874,696	8,864,885	8,848,028
Diluted net income (loss) per share	8,874,696	8,874,696	8,874,696	8,864,885	8,909,072
Cash dividend per share	$-	$-	$-	$-	$0.34

Balance Sheet Data:

	As of December 31,
	2021	2020	2019	2018	2017
	(in thousands)
Working capital	$47,404	$54,260	$62,934	$62,778	$67,042
Total assets	110,833	116,121	114,675	103,287	111,977
Long-term liabilities, excluding current maturities	9,472	10,657	8,601	4,312	5,083
Shareholders’ equity	$76,784	$80,281	$85,370	$84,294	$88,574

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

Five customers accounted for approximately 27.8%, 24.6% and 23.7% of TAT’s revenues for the years ended December 31, 2021, 2020 and 2019, respectively. TAT’s major customers may not maintain the same volume of business with TAT in the future. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

A part of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments and are subject to special risks. A loss of all, or a major portion, of these revenues from government contracts could have a material adverse effect on TAT’s operations.

A portion of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments accounted for approximately 5.6%, 8.1% and 7.2% of TAT’s revenues on a consolidated basis for the years ended December 31, 2021, 2020 and 2019, respectively.

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

TAT relies on a limited number of key suppliers for parts for certain of its OEM activities and MRO services. Some of these suppliers are currently the sole source of one or more components upon which TAT is dependent. For example, Honeywell International Inc. is a key supplier to TAT of APU spare parts and of certain other components used by TAT and its subsidiaries for OEM activities and in the provision of MRO services. TAT's subsidiary, Piedmont, is a Honeywell licensed Authorized Repair Center for APUs under two separate agreements, for military and commercial applications. In September 2020 Piedmont signed a 10 years agreement with Honeywell for the commercial application. Under this contract Piedmont is an authorized MRO station under Honeywell's license.

During June 2021 Piedmont has also signed a similar contract for the APU 331-500 serving the Boeing 777 aircraft.

In July 2021 piedmont signed another contract granting Piedmont a 10 years MRO license for MRO of APU131 serving the Boeing 737 platform and AirBus A319-320-321 platform.

Also, Piedmont is a provider of services for the Safran and Liebherr landing gear systems (used on ATRs and Ejet platforms), and to do so, Piedmont is dependent on these OEM’s to provide parts and engineering support.

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

In addition, the COVID-19 pandemic and continuing economic recovery continues to negatively impact the global supply chain and we have experienced negative impacts from supply chain pressures. The pandemic continues to cause product and labor shortages, delivery delays, and increased costs of raw materials, labor and supplier products and services around the world. We are working with our suppliers to mitigate delays in our receipt of necessary raw materials, components and other supplies and to reduce supply chain costs.

TAT may face increased costs and a reduced supply of raw materials. TAT may not be able to recoup future increases in the cost of raw materials required for its operations through price increases for its products.

In recent years, the cost of raw materials and components used by TAT has fluctuated significantly due to market and industry conditions. In addition, border closings, lockdowns and labor shortages resulting from COVID-19, as well as the continuing economic recovery, negatively impacted global supply and distribution capabilities. Decreases in the availability of supplies, increases in the cost of supplies, and delivery issues have caused shortages and delays, as well as increased costs for the procurement of raw materials, components and other supplies required for our performance. Given the current inflationary pressures both in the U.S. and in other countries in which we operate, we have and may continue to experience labor and material cost increases at a rate higher than what we have experienced in recent years. TAT may not be able to recoup future increases in the cost of raw materials or component cost through price increases for its products and services. Our operating profits and margins under our contracts could be adversely affected by these factors, particularly if the current inflationary pressures are prolonged. If TAT is unable to obtain the raw materials required for its operation, TAT could experience delays or disruptions in the provision of its services and its financial results could be adversely affected.

TAT’s future success depends on its ability to develop new offerings and technologies.

The markets we serve are characterized by rapid changes in technologies and evolving industry standards. In addition, some of our products are installed on, and some of our services are provided in connection with, platforms that may have a limited life or become obsolete. Unless we develop new offerings or enhance our existing offerings we may be susceptible to loss of market share resulting from the introduction of new or enhanced offerings by competitors. For example, during 2020 TAT Turbochrome decided to discontinue its JT8D repair activity, due to final shut down of fleets caused by the COVID19 effect on the aviation industry. If we do not develop MRO offerings for newer types of jet engines, it will have a material adverse impact on the business and results of operations of the overhaul and coating of jet engine components segment. In fiscal year 2021, the revenues of the overhaul and coating of jet engine components segment accounted for approximately 5.7% of TAT’s total revenues.

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

 In the years ending December 31, 2021, 2020 and 2019, approximately 89%, 91% and 93% of TAT’s sales, respectively, resulted from TAT’s operations out of Israel. This revenue concentration is subject to various risks, including:

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

The ongoing COVID-19 pandemic adversely effected and continues to have an adverse effect on TAT’s industry and the markets in which TAT operates. The COVID-19 outbreak has significantly impacted the aviation market in which TAT’s customers operate and has resulted in a reduction of TAT’s business with some of these customers. In order to mitigate the impact of the decline in business as a result of the pandemic, TAT implemented measures to reduce its expenses, including the Company's restructuring plan announced in March 2021, reduction in its headcount as well as other cost savings measures. Please see note 9 to the company financial statements.  The Company applied and received governmental assistance as part of the COVID-19 relief programs provided by the Israeli government and certain states in the United States in which the Company and its subsidiaries operate.  Please see notes 10 and 11 to the company financial statements for long term loans, credit lines and grants received in connection with governmental assistance. Given the current macro-economic environment and the uncertainties regarding the potential impact of COVID-19 on TAT’s business, there can be no assurance that TAT’s estimates and assumptions used in the measurement of various assets and liabilities in the financial statements will prove to be accurate predictions of the future.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on TAT and its executives and directors. TAT’s efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) governing internal controls and procedures for financial reporting have resulted in increased general and administrative expenses and a diversion of management time and attention. TAT expects these efforts to require the continued commitment of significant resources. TAT may identify material weaknesses or significant deficiencies in its assessments of its internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on TAT’s operating results, investor confidence in TAT’s reported financial information and the market price of TAT’s ordinary shares. Our independent registered public accounting firm is not required to performed audit of our internal controls over financial reporting as of December 31, 2021.

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

TAT is incorporated under the laws of the State of Israel. TAT’s executive offices, its research and development facilities and manufacturing plant are also located in Israel. As a result, political, economic and military conditions affecting Israel directly influence TAT. Any major hostilities involving Israel, a full or partial mobilization of reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on TAT’s business, financial condition and results of operations.

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

Item 4.          Information on the Company

History and Development of TAT

TAT was incorporated under the laws of the State of Israel in April 1985 under the name Galaxy Graphics Ltd. TAT changed its name to Galagraph Ltd. in August 1986 and to TAT Technologies Ltd. in May 1992. TAT is a public limited liability company under the Israeli Companies Law 1999-5759, (“Israeli Companies Law”), and operates under this law and associated legislation. TAT’s registered offices and principal place of business are located at Giborei Israel 7, Netanya 4250407 Israel, and its telephone number is +972-8-862-8500. TAT’s website is
 www.tat-technologies.com. The information on TAT’S website is not incorporated by reference into this annual report.

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

A.          Business Overview

Overview

TAT Technologies Ltd. is a leading provider of solutions and services to the commercial and military aerospace and ground defense industries focused mainly on two product areas and services: Thermal Management and Power and Actuation. TAT operates under four business unit: (i) OEM of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) overhaul and coating of jet engine components through its Turbochrome subsidiary.

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

OEM of Heat Transfer Solutions and Aviation Accessories (Gedera)

TAT is an OEM of heat transfer solutions and aviation accessories to the commercial and military aerospace and ground defense industries, primarily through its Gedera facility. The main OEM activity at our Gedera facility is the design and manufacture of a comprehensive line of heat exchangers and cold plates. Heat transfer solutions facilitate removal and dissipation of heat generated during the operation of mechanical and electronic systems. Gedera’s heat transfer solutions are generally integrated into complete cooling systems. Using proprietary technological expertise, we design each heat transfer product to meet the specific space, power, performance and other needs of our customers. Gedera’s heat transfer solutions are marketed worldwide for applications in commercial and military aircraft and electronic systems, the primary users of such equipment. Gedera’s customers include, Liebherr-Aerospace Toulouse S.A. (“Liebherr”), Boeing Aircraft Company (“Boeing”), Israel Aerospace Industries, (“IAI”), Textron Aviation (“Cessna”), Pilatus Aircraft Ltd (“Pilatus”), Embraer Empresa Brasileira de Aeronáutica S.A. (“Embraer”), Eaton Aerospace LLC (“Eaton”), Parker Hannifin Corporation (“Parker”), Bell Helicopter, as well as the U.S. Air Force, U.S. Army, and U.S. Navy and other air forces from around the world. Such supply contracts are generally long-term engagements that may have terms of ten years or more.

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

In addition to its MRO services, Limco also manufactures, on an OEM basis, heat transfer solutions used in commercial, regional, business and military aviation platforms. Customers for Limco’s heat transfer solutions include Boeing, the Defense Supply Center, Parker Hannifin, Raytheon Company (“Raytheon”), BAE Systems, Bell Helicopter, Triumph Aerostructures, Northrop Grumman Corporation and Gulfstream Aerospace Corporation.

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

In 2021 Piedmont began providing its customers with APU engine leasing services with respect to the APU 331-250 and 331-500 models.

TAT estimates the size of the markets in which Piedmont operates to be significant based on the number of aircraft requiring MRO services provided by Piedmont. TAT plans to expand its Piedmont operations in the MRO segment by using Piedmont’s experience and reputation to develop MRO capabilities for additional types of APU and landing gears applications as well as other aircraft systems/components with significant commercial potential and by offering additional supplementary services such as machining, plating, and grinding (“MPG”).

In this instance Piedmont signed several strategic agreements with Honeywell (aerospace division), under these transactions Honeywell granted a 10 years lisence to MRO the following APU lines : 331-200\250 , 331-500 that serves the Boeing 777 platform and 131 that serves the Boeing 737 platform and Airbus 319-320-321 platform. During 2021 piedmont entered into the APU leasing activity with a purchase of 18 331-500APU engines from Honeywell, under which Honeywell is the main customer for leasing these engines (Under this agreement piedmont is Honeywell's sole source for engines for lease purposes).

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

In June 2020, Company's management decided to discontinue the JT8D engine blades reconditioning activity as part of a strategic change in Turbochrome's business to focus on new capabilities to provide services to newer types of engines. The discontinued operation is related to the JT8D engine blades reconditioning activity in Turbochrome , which constitutes a material portion of Turbochrome’s revenues. In 2021 the company continued with the fade out plan of the JT8D engine blade reconditioning activity. In 2021 the company continued with the fade out plan for the JT8D engine blade reconditioning activity.

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

•
Effective synergy among group members — enhancing the synergies between our various businesses. For example, by supplying Limco with heat transfer components manufactured in Gedera, we enable Limco to offer a superior product and more competitive pricing on its MRO services, thereby improving Limco's overall competitive position in the market. During 2021 TAT started moving the heat transfer activity from its Gedera facility to Limco facility. Such transaction will leverage the company's internal Cinergy, create a one large independent MRO\OEM center for heat exchangers, As part of this transaction TAT will build its strategic R&D center for HX in the US.

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

As a result of the specialized nature of the systems in which Gedera’s parts are included, spare and replacement parts for the original heat transfer solutions are also usually provided by Gedera. During 2021 TAT started moving the Heat exchange activity from Gedera facility to Limco.

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

One of Limco’s operational strengths and competitive advantages is the close cooperation with TAT’s Gedera facility. Through Gedera’s core manufacturing capabilities and engineering expertise, Limco enjoys a constant supply source of cores of the highest quality necessary in order to perform its MRO services for heat transfer components. In addition, Limco benefits from Gedera’s varied engineering and development capabilities relevant to Limco’s services in the field of heat transfer components. As part of the TAT's restructuring plan announced in March 2021, the Company will enhance Limco's heat exchange cores manufacturing capabilities by, among other things, strengthening Limco’s employees’ engineering knowledge, recruitment and training of employees and investment in new machines and infrastructures.

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

Piedmont performs MRO services at its repair station in Greensboro, North Carolina, which is licensed by the FAA and EASA. Piedmont specializes in providing comprehensive repair and overhaul services for APU models manufactured by both Honeywell and Hamilton Sundstrand, two leading OEMs in the United States. In addition, Piedmont provides full repair, overhaul, machining, plating and grinding services for landing gear systems for commercial and military aircraft. Piedmont has a long history in providing landing gear MRO services for regional airliners, including aircraft manufactured by Bombardier (CRJ 100/200/Dash8), the French-Italian ATR (42/72), Gulfstream (G4), Lockheed martin (P3/C130) and the Brazilian Embraer (E170/E190). During 2020 Piedmont stopped providing services to the CRJ platform.  At the end of 2020 Piedmont signed a new exclusive contract with Honeywell as Honeywell's exclusive rental bank provider for the APU 331-500 (used in the Boeing 777 platform) . By signing this agreement with Honeywell and purchasing 18 APU331-500 engines Piedmont entered a new segment of APU leasing. Piedmont also signed a contract to be an authorized repair station for the 331-500 APU (serving the Boeing 777 platform) as well as the APU 131 serving the Boeing 737 platform and Airbus 319-320-321 platform.

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

Customers

General

TAT targets a broad range of customers within the commercial and military aerospace and ground defense industries. Our customers include commercial manufacturers of military equipment, commercial airlines, aircraft manufacturers, military forces, the defense industry, and other manufacturers of electronic systems, aviation units and machinery in the United States, Europe, CIS, Asia, Latin America and Israel. During 2021, TAT had revenues generated by more than 500 customers worldwide.

Major Customers

OEM Customers

TAT, primarily through its Gedera facility, sells its OEM solutions and systems to commercial and military aircraft manufacturers and defense contractors and to the U.S. and Israeli governments.

Partial lists of OEM customers are set in the following table:

Aircraft manufacturers	Boeing, Textron, Pilatus, Embraer, Lockheed Martin, Honda Aircraft, Cirrus, Gulfstream.
System manufacturers/integrators and defense contractors	Liebherr, Thales, Rafael, Elbit, IAI, Parker, Lockheed Martin, Eaton Aerospace, Parker Hannifin Corporation, Safran (Snecma).

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

TAT’s partial list of MRO customers is set forth in the following table:

U.S. Domestic and international airlines and air cargo carriers
Air France-KLM, Lufthansa, FedEx, SAS, Swiss, EL AL, Delta Airlines, United, Air Canada Jazz, Republic Airways, DHL, Austrian Airlines, TAM, Thai, Korean Air, Air India, Swiftair, Allegiant Air, Empire Airlines, Mountain Air Cargo, Alliance Airlines, CAM – Cargo Aircraft Management, ASL airlines, Virgin Australia.

Maintenance service centers
Fokker, Honeywell International, Kellstrom Commercial, Aero Kool, Lufthansa Technik, UTAS-Hamilton Sundstrand, SR Technics, Embraer, Evergreen Aviation Component Services, Turkish Technic, Delta Tech Ops, ST Aerospace Engineering, , Gulfstream, IAI, Aerothrust, Summit Aviation, Haeco Americas, Jet Engine Technologies, Turbine Engine Solution, Turbine Engine Center and Cargolux, Air New-Zeeland.

Governments and military air forces	U.S. Army, U.S. Air Force and U.S. Navy; Israeli Ministry of Defense, IAF; Belgium Air Force, Polish Air Force, Portuguese Air Force

Military Contracts

Direct sales to the U.S. government, our largest government customer, accounted for approximately 5.6% of TAT’s revenues for the year ended December 31, 2021, approximately 6.1% of our revenues for the year ended December 31, 2020 and approximately 2.1% of our revenues for the year ended December 31, 2019.

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

The vast majority of the governmental contracts to which TAT is party to are fixed-price contracts, some of which contain fixed-price escalation mechanism. Under these contracts, TAT agrees to perform specific work for a fixed price and, accordingly, realizes the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. The allowable government contract costs and fees of TAT are subject to audit and may result in non-reimbursement of some contract costs and fees. While governments reserve the right to conduct further audits, audits conducted for periods through fiscal year 2019 and 2020 have resulted in no material cost recovery disallowances for TAT.

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

As of December 31, 2021, our backlog included: (i) outstanding purchase orders representing an aggregate amount of $38 million, and (ii) sales that we expect to generate from long-term agreements (the longest of which is until 2033) for which we have not yet received actual purchase orders in an aggregate amount of $257 million.

Product and Service Warranties

TAT provides warranties for its products and services ranging from one to three years, depending on the nature of the specific product. To date, TAT’s warranty costs have not been substantial. As of December 31, 2021, the combined warranty reserve for TAT was $0.2 million.

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

C.          Property, Plants and Equipment

The Gedera facility is located in Park Re’em near Gedera. This facility is approximately 348,000 square feet and houses TAT’s executive offices, Gedera’s research and development and manufacturing operations. The land of this facility is leased by TAT Industries from the Israel Land Authority (“ILA”). Approximately 26,000 square feet of the facility are sub-leased to TAT from 1991 until 2020. TAT sub-leases the remaining 322,000 square feet of the facility from TAT Industries pursuant to an agreement TAT entered into in connection with the purchase of the operations relating to the manufacture of aviation accessories of TAT Industries in February 2000. The originally lease agreement expires in November 2024. On January 2022, TAT signed a lease termination agreement with the landlord (TAT Industries) pursuant to which the parties agreed that TAT will vacate the facility in Gedera on March 31, 2022.  This decision is part of the company's restructuring plan, see note 9 to the company financial statements.

In 2019, the rental fee was reviewed by a real estate appraiser who determined that the rental fee would be $1.2 million per year. Total rental payments TAT paid to TAT Industries during 2021, 2020 and 2019 were $1,200, $1,200 and $787 thousand, respectively.

Due to the adverse impact of COVID-19 on the aerospace industry and consequently on TAT’s business, TAT has resolved to take additional actions in fiscal year 2021 to change its cost structure and reduce costs in order to cope effectively with the impact of COVID-19 on its business. Specifically, we executing the Company's plan during 2021 which including transferring our activity from our leased facility in Gedera to a facility in Tulsa, Oklahoma (see information regarding such facility in the immediately following three paragraphs) and to a facility in Kiryat Gat, Israel which is leased by our wholly owned subsidiary Turbochrome. The facility in Kiryat Gat is approximately 135,000 square feet, and the land on which the facility is located is leased from the ILA. The leasehold rights are for a period ending in 2045 and are recorded in Turbochrome's name. Turbochrome paid the entire lease payments due until 2045 in a one-time payment (discounted to present value).

Limco owns and operates a 55,000 square feet manufacturing plant in Tulsa, Oklahoma which has historically supported all its business, including its aftermarket heat transfer component repair station. This facility also has housed Limco’s administration, engineering, quality control and support services.

Limco also leases building #2, building #3, building #4, and building #5.  Building #2 lease is effective from June 1, 2017 to July 31, 2022. The lessee or lessor may terminate the lease by giving lessee or lessor six months advance written notice.  The rent for building #2 is $4,000 per month plus the annual percentage increase in the CPI-W. Building #3 lease expired on January 31, 2014, however, the lease has renewed automatically from year to year since that date.  Either party has the right to cancel the lease with 30 days’ advance notice prior to the annual expiration of the term.  The rent for building #3 is $1,505 per month plus the annual percentage increase in the CPI-W.  Building #4 lease is effective from April 1, 2017 to March 31, 2029.  The early termination option on Building #4 states that at any time after March 31, 2019, the lessee or lessor may terminate the lease by giving the lessee or lessor 6 months advance written notice.  The rent is $2,800 per month for building #4 plus the annual percentage increase in the CPI-W.  The lease on building #5 expires on March 31, 2030.  Building #5 has an early termination option effective after March 31, 2019 with six months advance written notice. The rent is $4,100 per month for building #5 plus the annual percentage increase in the CPI-W.

In 2021, 2020 and 2019, the rental expense for this property was $158, $149 and $144 thousand, respectively, for each one of these years.

In the second half of 2015, Piedmont leased approximately 82,000 square feet in Greensboro, North Carolina, for its new landing gear component and overhaul repair station as well as the MPG operation. The lease expires on June 30, 2025. In 2021, 2020 and 2019 the rental expense was $357 thousand, respectively, for each one of these years. In addition, Piedmont leases approximately 56,000 square feet space for its facility in Kernersville, North Carolina to support its APU component and overhaul repair station. During 2018, Piedmont vacated the first floor of the facility while continuing to lease the second-floor space, approximately 28,000 square feet.   In 2021, 2020 and 2019, the rental expense for this property was $48 thousand for each year respectively. The lease expired on October 31, 2016 and is now extended until May 2025.

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

TAT’s general and administrative expenses are related to compensation and related expenses for executive, finance and administrative personnel, professional fees such as legal, audit, SOX, internal audit, insurance premiums and general corporate expenses and related costs for facilities and equipment.

Sources of Revenues

TAT, directly and through its subsidiaries, provides a variety of solutions and services to the commercial and military aerospace and ground defense industries, including:

(i)	OEM of heat transfer solutions and aviation components, such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers (through our Gedera facility);
(ii)	MRO services for heat transfer components and OEM of heat transfer solutions (through our Limco subsidiary);
(iii)	MRO services for aviation components (through our Piedmont subsidiary); and
(iv)	Overhaul and coating of jet engine components (through our Turbochrome subsidiary).

TAT’s revenues from its four operational segments for the three years ended December 31, 2021 were as follows:

	Year Ended December 31,
	2021		2020		2019
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Revenues
OEM of heat transfer solutions and aviation components	$25,977	33.3%	$26,071	33.3%	$26,589	26.1%
MRO services for heat transfer components and OEM of heat transfer solutions	18,846	24.2%	20,835	26.5%	34,433	33.7%
MRO services for aviation components	33,232	42.6%	31,189	39.7%	38,687	37.9%
Overhaul and coating of jet engine components	3,834	4.9%	3,546	4.5%	4,057	8.4%
Eliminations	(3,916)	(5)%	(3,141)	(4)%	(6,287)	(6.2)%
Total Revenues	$77,973	100%	$75,359	100%	$97,479	100%

The following table reflects the geographic breakdown of TAT’s revenues for each of the three years ended December 31, 2021:

	Years Ended December 31,
	2021		2020		2019
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues

United States	$47,947	61.5%	$47,095	62.5%	$61,930	60.7%
Israel	7,745	9.9%	6,851	9.1%	7,088	6.9%
Other	22,281	28.6%	21,413	28.4%	33,014	32.4%
Total	$77,973	100.0%	$75,359	100.0%	$102,032	100.0%

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

•	Inventory valuation
•	Income taxes
•	Allowance for current expected credit losses (CECL)

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

Allowances for Current Expected Credit Losses

TAT performs ongoing credit evaluations of its customers’ financial condition and requires collateral as deemed necessary. Accounts receivable have been reduced by an allowance for current expected losses. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. In judging the adequacy of the allowance for doubtful accounts, TAT considers multiple factors including the aging of receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of TAT’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Key Indicators

TAT’s management evaluates its performance by focusing on key performance indicators, which are revenues, sources of revenues, gross profit and operating income. These key performance indicators are primarily affected by the competitive landscape in which TAT operates and its ability to meet the challenges posed.

The following table presents, for the periods indicated, information concerning TAT’s results of operations:

	Year Ended December 31
	2021	2020	2019
	(in thousands)
Revenues
OEM of heat transfer solutions and aviation components	$25,977	$26,071	$26,589
MRO services for heat transfer components and OEM of heat transfer solutions	18,846	20,835	34,433
MRO services for aviation components	33,232	31,189	38,687
Overhaul and coating of jet engine components	3,834	3,546	4,057
Eliminations	(3,916)	(3,141)	(6,287)
Total revenues	77,973	75,359	97,479
Cost of revenues
OEM of heat transfer solutions and aviation components	24,044	21,703	23,998
MRO services for heat transfer components and OEM of heat transfer solutions	16,922	17,885	27,852
MRO services for aviation components	26,444	26,961	33,337
Overhaul and coating of jet engine components	2,978	3,312	3,460
Eliminations	(3,685)	(2,937)	(6,468)
Total cost of revenues	66,703	66,924	82,179
Gross profit	11,270	8,435	15,300
Research and development costs, net	517	185	113
Selling and marketing	5,147	4,369	4,929
General and administrative	8,354	7,612	7,654
Other expenses (income)	(468)	315	-
Restructuring expenses, net	1,755	-	-
Operating income (loss)	(4,035)	(4,046)	2,604
Financial expense, net	(540)	(770)	(422)
Income (loss) before taxes on income (tax benefit)	(4,575)	(4,816)	2,182
Taxes on income (tax benefit)	(662)	(1,517)	589
income (loss) before equity investment	(3,913)	(3,299)	1,593
Share in results of affiliated company and impairment of share in affiliated companies	(76)	(185)	(132)
Net income (loss) from continued operation	$(3,989)	$(3,484)	$1,461
Net income (loss) from discontinued operation	427	(1,845)	(655)
Net income (loss)	$(3,562)	$(5,329)	$806

The following table presents, for the periods indicated, information concerning TAT’s results of operations as a percentage of revenues:

	Year Ended December 31,
	2021	2020	2019
Revenues
OEM of heat transfer solutions and aviation components	33.3%	30.6%	27.5%
MRO services for heat transfer components and OEM of heat transfer solutions	24.2	27.4	35.2
MRO services for aviation components	42.6	41.4	39.5
Overhaul and coating of jet engine components	4.9	4.7	4.2
Eliminations	(5)	(4.1)	(6.4)
Total revenues	100	100	100
Cost of revenues
OEM of heat transfer solutions and aviation components	30.8	28.8	24.6
MRO services for heat transfer components and OEM of heat transfer solutions	21.7	23.7	28.5
MRO services for aviation components	33.9	35.7	34.2
Overhaul and coating of jet engine components	3.8	4.4	4.2
Eliminations	(4.7)	(3.8)	(6.6)
Cost of revenues	85.5	88.8	84.9
Gross profit	14.5	11.2	15.1
Research and development costs, net	0.7	0.2	0.1
Selling and marketing	6.6	5.9	5
General and administrative	10.7	10.1	7.8
Other expenses (income)	(0.6)	0.4	*
Restructuring expenses, net	2.2
	19.6	16.6	12.9
Operating income (loss)	(5.1)	(5.4)	2.2
Financial expense, net	0.7	1	0.4
Income (loss) before taxes on income (tax benefit)	(5.8)	(6.4)	1.8
Taxes on income (tax benefit)	(0.8)	(2)	0.6
income (loss) before equity investment	(5)	(4.4)	1.2
Share in results of affiliated company and impairment of share in affiliated companies	(0.1)	(0.2)	(0.1)
Net income (loss) from continued operation	(5.1)	(4.6)	1.1
Net income (loss) from discontinued operation	0.5	(2.5)	(0.2)
Net income (loss)	(4.6)%	(7.1)%	(0.4)%
________________________
* Less than 0.1 percent

Year ended December 31, 2021 compared with Year ended December 31, 2020

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

Revenues. Total revenues were $77.9 million for the twelve months ended December 31, 2021, compared to $75.4 million for the twelve months ended December 31, 2020, an increase of 3.3%. This reflects (i) the decrease in revenues in the OEM of heat transfer solutions and aviation accessories segment; (ii) the decrease in revenues in the MRO services for heat transfer components and OEM of heat transfer solutions segment; (iii) the increase in revenues in the MRO services for aviation components segment; and (iv) the increase in revenue in the overhaul and coating of jet engine components segment.

Revenues from OEM of heat transfer solutions and aviation components. Revenues from this operating segment decreased to $25.9 million for the year ended December 31, 2021, from $26 million for the year ended December 31, 2020, a decrease of 0.1%.

Revenues from MRO services for heat transfer components and OEM of heat transfer solutions. Revenues from the MRO services for heat transfer components and OEM of heat transfer solutions operating segment decreased to $18.8 million for the year ended December 31, 2021, from $20.8 million for the year ended December 31, 2020, a decrease of 9.6%.

Revenues from MRO services for aviation components. Revenues from MRO services for aviation components operating segment increased to $33.2 million for the year ended December 31, 2021, from $31.2 million for the year ended December 31, 2020, an increase of 6.4%.

Revenues from overhaul and coating of jet engine components. Revenues from overhaul and coating of jet engine components segment decreased to $3.8 million for the year ended December 31, 2021, from $3.5 million for the year ended December 31, 2020 an increase of 8.5%, mainly due to lower demand for overhaul and coating of jet engine components.

Cost of revenues. Cost of revenues was $66.7 million for the twelve months ended December 31, 2021, compared to $66.9 million for the twelve months ended December 31, 2020, a decrease of 0.3%.

Cost of revenues as a percentage of revenues decreased to 85.5% for the twelve months ended December 31, 2021, from 88.8% for the twelve months ended December 31, 2020. The decrease primarily due to management's cost reduction actions, U.S. Payroll Protection Program (“PPP”) loan that has been forgiven and recognized as a grant in amount of $1.4 million, and other government grants in amount of $3.6 million recognized in cost of sales (see “Liquidity and Capital Resources” below). The decrease in cost of revenues as percentage of revenues was partially offset by change of estimated useful life of leasehold improvements assets due to that company's restructuring plan with by $1.2 million to the depreciation cost in 2021.

Cost of revenues for OEM of heat transfer solutions and aviation accessories. Cost of revenues for this operating segment was $24 million for the year ended December 31, 2021, compared to $21.7 million for the year ended December 31, 2020, an increase of 10.6%.

Cost of revenues as a percentage of revenues in this segment decreased to 92.3% in the year ended December 31, 2021, from 93.8% for the year ended December 31, 2020. The decrease is primarily due to management cost reduction measures. The decrease was partially offset by change in estimate useful life of leasehold improvement assets due to the company's restructuring plan by $1.2 million depreciation cost.

Cost of revenues for MRO services for heat transfer components and OEM of heat transfer solutions. Cost of revenues for the MRO services for heat transfer components and OEM of heat transfer solutions operating segment decreased to $16.9 million for the year ended December 31, 2021 from $17.9 million for the year ended December 31, 2020, a decrease of 5.6%.

Cost of revenues as a percentage of revenues in this segment increased to 89.9% in the year ended December 31, 2021 from 86.6% for the year ended December 31, 2020. The increase is primarily due to the decrease in revenues and the transfer of heat exchange cores manufacturing capabilities to Limco in accordance with the company restructuring plan. The increase was partially offset with government-supported employees’ retention credit grant in an amount of $1.2 million that have been included in cost of sales.

Cost of revenues for MRO services for aviation components. Cost of revenues for MRO services for aviation components operating segment decreased to $26.4 million for the year ended December 31, 2021 from $26.9 million for the year ended December 31, 2020, a decrease of 1.8%.

Cost of revenues as a percentage of revenues in this segment decreased to 79.6% in the year ended December 31, 2021 from 86.4% for the year ended December 31, 2020. The decrease is primarily due to the new APU engines rental business which resulted an increase in revenues and improvement in gross margin profit. In addition, government grants as PPP and ERC (employees’ retention credit) in the amount of $2.5 million that have been included in cost of sales.

Cost of revenues for overhaul and coating of jet engine components. Cost of revenues for the overhaul and coating of jet engine components segment decreased to $3 million for the year ended December 31, 2021 from $3.3 million for the year ended December 31, 2020, a decrease of 9%.

Cost of revenues as a percentage of revenues in this segment decreased to 77.7% in the year ended December 31, 2021 from 93.5% in the year ended December 31, 2020. The decrease is primarily due to management actions in cost reduction, increase in revenue and government grants of $0.58 million that have been included in cost of sales.

Research and development, net. Research and development expenses were $0.5 million for the twelve months ended December 31, 2021, compared to $0.2 million for the twelve months ended December 31, 2020.

Research and development expenses as a percentage of revenues were 0.6% for the twelve months ended December 31, 2021 compared to 0.2% for the twelve months ended December 31, 2020. The increase is primarily due to new products development mainly in the heat exchanger products line.

Selling and marketing. Selling and marketing expenses were $5.1 million for the twelve months ended December 31, 2021, compared to $4.4 million for the twelve months ended December 31, 2020.

Selling and marketing expenses as a percentage of revenues were 6.6% for the twelve months ended December 31, 2021, compared to 5.9% for the twelve months ended December 31, 2020. The increase is primarily due to recruitment of new sales group representatives in U.S.

General and administrative. General and administrative expenses were $8.3 million for the twelve months ended December 31, 2021, compared to $7.6 million for the twelve months ended December 31, 2020, an increase of 9.7%.

General and administrative expenses as a percentage of revenues were 10.7% for the twelve months ended December 31, 2021, compared to 10.1% for the twelve months ended December 31, 2020, The increase is primarily due to repayment of salaries that have been reduced in 2020 as a result of cost cutting plans initiated by management in reaction to the Covid-19 outbreak.

Other expenses (income). Other expenses income was ($0.5) million for the twelve months ended December 31, 2021, compared to $0.3 million for the twelve months ended December 31, 2020, an increase of 248%.

Other expenses (income) as a percentage of revenues were (0.6%) for the twelve months ended December 31, 2021, compared to 0.4% for the twelve months ended December 31, 2020. The change is mainly derived from the sale of certain fixed assets.

Restructuring expenses. Restructuring expenses were $1.8 million for the twelve months ended December 31, 2021, compared to no such expenses for the twelve months ended December 31, 2020.

Restructuring expenses as a percentage of revenues were 2.2% for the twelve months ended December 31, 2021. Such expenses are due to the company’s restructuring plan that was launched in 2021 and primarily include employees’ retirement cost (one time compensation) and impairment of fixed assets and operational lease in Gedera due to the company’s restructuring plan. The restructuring cost was partially offset by reducing lease liability and right of use asset in a net amount of $1.3 million.

Financial expenses, net. Financial expenses, net for the twelve months ended December 31, 2021 were $0.5 million, compared to $0.8 million for the twelve months ended December 31, 2020. The decrease was mainly due to exchange rate differences due to increasing in ILS compared to the USD, in 2021 the Israeli Shekel strengthened against the US dollar by 3.2% compared to 7% in 2020. TAT obtained government-guaranteed loans in the amount of $6.6 million (as of December 31, 2021) which are denominated in Israeli Shekel.

Taxes on income (tax benefit). Tax benefit for the twelve months ended December 31, 2021, amounted to $0.7 million, compared to $1.5 million tax benefits for the twelve months ended December 31, 2020.

Share in results of equity investment of affiliated companies. Share in results of equity investment of affiliated companies for the twelve months ended December 31, 2021, amounted to a loss of $ 0.1 million compared to a loss of $0.2 million for the twelve months ended December 31, 2020

Year ended December 31, 2020 compared with Year ended December 31, 2019

Subject to the immediately following sentence, please see Item 5 on Form 20-F for the Year ended December 31, 2020 filed on March 30, 2021 for this comparison.

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

Corporate Tax Rate

Israeli companies are generally subject to corporate tax on their taxable income (including capital gains). The regular corporate tax rate for Israel was 23% for the year ended December 31, 2019 , December 31, 2020 and December 31, 2021.

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

Certain of TAT’s subsidiaries operate in and are subject to the tax laws of various other jurisdictions, primarily the United States. TAT’s U.S. subsidiaries are taxed based on federal and state tax laws.  The U.S. federal statutory flat tax rate for tax years 2020 and 2021 is 21%,

Recently Issued Accounting Standards

Recently adopted accounting pronouncements:

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

Accounting pronouncements issued but not yet adopted:

1. In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), which increases the transparency of government assistance including disclosure of the type of assistance, an entity’s accounting for the assistance, and the effect of the assistance on an entity’s financial statements. ASU 2021-10 is effective for all entities for financial statements issued for annual periods beginning after December 15, 2021. An entity should apply the amendments either prospectively to all transactions within the scope of the ASU that are reflected in the financial statements at the date of initial application and that are entered into after that date or retrospectively to those transactions.

Liquidity and Capital Resources

As of December 31, 2021, TAT had cash and cash equivalents of $13.2 million compared to $24.3 million as of December 31, 2020, a decrease of $11.1 million primarily due to investments in machineries, infrastructure, buildings and new manufacturing capabilities in an amount of $16 million.

During 2021, TAT received $3 million loan from commercial banks, this new loan is in addition to previous loans TAT received in 2020 in an aggregate amount of $3.3 million, such loans are guaranteed by the Israeli government. The loans bear annual interest of 3.1% (Prime Rate+1.5%) which will be paid in equal monthly instalments from June 2021 through February 2031. Repayment of principal amount of the loans will begin as of 2022.

In addition, during 2020 TAT received a loan of approximately $3.1 million under the U.S. Small Business Administration Payroll Protection Program (“PPP”) which was created under the Coronavirus Aid, Relief and Economic Security Act. Under the PPP, repayment of the loan, including interest, may be forgiven based on payroll expenses, rent, utilities and other qualifying expenses incurred during a certain period following receipt of the loan, provided that TAT will adhere to specific requirements outlined in the PPP. Based on SBA's forgiveness approval notice, amounts of $1.7 and $1.4 million have been recognized as grants in 2020 and 2021, respectively.

In March 2021 TAT received a short-term credit line of $3 million from a commercial bank in the US. This new credit line is in addition to a $3 million short term credit line received in 2020 from a banking institution in the US. The loans bear an annual interest rate of 3.6% and can be renewed by the end of the year for an additional year. The loans have financial covenants such as a) tangible net worth to funded debt ratio of not less than 3 to 1, b) positive EBITDA, and c) minimum eligible accounts receivable of $6 million for each loan. The company satisfied such covenants as of December 31, 2021 and 2020.

Capital expenditures for the years ended December 31, 2021, 2020 and 2019 were approximately $16.1 million, $11 million and $3.8 million, respectively. TAT funded these expenditures mainly from its own cash resources, cash flows from operations, new credit line from banks. TAT expects that its available cash and cash equivalents and cash flow generated from operations will be sufficient to fund its capital expenditures.

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

Cash Flows

The following table summarizes TAT’s cash flows for the periods presented:

	Year Ended December 31,
	(in thousands)
	2021	2020	2019
Net cash provided by (used in) operating activities	$(2,269)	$5,947	$3,551
Net cash used in investing activities	(15,639)	(5,407)	(3,279)
Net cash provided by financing activities	6,042	7,652	-
Net cash provided by (used in) discontinued activities	777	153	(263)
Net increase (decrease) in cash and cash equivalents	(11,089)	8,345	9
Cash and cash equivalents at beginning of the year	24,304	15,959	15,950
Cash and cash equivalents at end of the year	$13,215	$24,304	$15,959

Net cash used in operating activities for the year ended December 31, 2021, amounted to approximately $2.3 million, compared to net cash provided by operating activities of $5.9 million for the year ended December 31, 2020 and net cash provided by operating activities of $3.5 million for the year ended December 31, 2019.

Net cash used in operating activities for the year ended December 31, 2021 was impacted by the company's restructuring plan cost with a total amount of $580.

Net cash used in operating activities for the year ended December 31, 2021 was principally derived from the following adjustments of non-cash line items: an upward adjustment of $4.8 million for depreciation and amortization; a upward adjustment of $2.6 million for increase in trade accounts payable; an upward adjustment of $1.8 million for impairment of fixed assets. This was offset by $3.5 million loss; a downward adjustment of $2.9 million for increase in trade accounts receivable; a downward adjustment of $1.4 million for government loan forgiveness; a downward adjustment of $1.3 million due to change in lease right of use and lease liability; a downward adjustments of $1 million for increase in other current assets and prepaid expenses.

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

In the year ended December 31, 2021, net cash used by investing activities were primarily attributable to $0.5 million purchase of intangible assets and $16.2 million purchase of property and equipment, out of this amount $5.8 million was attributed to new investment in machineries and buildings due to the Company's restructuring plan.

In the year ended December 31, 2020, net cash used by investing activities were primarily attributable to $3.9 million purchase of property and equipment and $1.5 million purchase of intangible assets

In the year ended December 31, 2019, net cash used by investing activities were primarily attributable to $3.3 million purchase of property and equipment.

In the year ended December 31, 2021, net cash provided by financing activities were primarily attributable to a $3.0 million short term line of credit received from a commercial bank and to loans of $3 million received in connection with a loan guaranteed by Israeli government due to Covid-19 government support.

In the year ended December 31, 2020, net cash provided by financing activities were primarily attributable to a $3.0 million short term line of credit received from a commercial bank and to loans of $4.6 million received in connection with the PPP loan program from the US SBA and in connection with a loan guaranteed by Israeli government due to Covid-19 government support.

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

D.          Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2021, and the effect we expect them to have on our liquidity and cash flow in future periods

Contractual Obligations	Payments due by Period (Amounts in Thousands US$)
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations	3,158	1,168	1,470	324	196
Purchase commitments	17,108	12,038	4,312	240	518
Total	$20,266	$13,206	$5,782	$564	$714

In addition, we have long-term liabilities for severance pay that are calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Employees are entitled to one month’s salary for each year of employment or a portion thereof.  As of December 31, 2021, our severance pay liability, net was $ 347 thousand.

TAT expects to pay $1,504 thousand in future benefits to their employees during 2022 through 2031 upon their normal retirement age. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Israeli company before their normal retirement age.

TAT also has the following guarantees as of December 31, 2021:

In order to secure TAT's liability to the Israeli customs, TAT provided bank guarantees in the amount of $136 thousand. The guarantees are linked to the consumer price index with maturity dates from January 2022 to January 2023. In order to secure TAT's liability to the lessor of its premises, TAT provided a bank guarantee in the amount of $930 thousand. The guarantee is linked to the American US dollar and is valid until June 2022.

Item 6.          Directors, Senior Management and Employees

A.          Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers, as of the date hereof:

Name	Age	Position
Amos Malka	69	Chairman of the Board of Directors
Igal Zamir	56	Chief Executive Officer and President
Ehud Ben - Yair	58	Chief Financial Officer
Eitan Shabtay	52	EVP Engineering and Technologies
Yossi Bonfil	51	General Manager of Gedera
Adi Fine	48	EVP Human Resources
Dave Thomas	58	General Manager of Piedmont
Greg Watson	52	General Manager of Limco
Ron Ben-Haim	52	Director
Amiram Boehm	50	Director
Moti Glick (1)(2)(3)(4)	69	External Director
Ronnie Meninger (1)(3)(4)	65	Independent Director
Aviram Halevi (1)(2)(3)(4)	64	External Director

(1) “Independent Director” under the applicable SEC and NASDAQ Marketplace Rules
(2) “External Director” as required by the Israeli Companies Law
(3) Member of the audit committee
(4) Member of the compensation committee
*During 2021 Mr. Ohad Milo ceased from being Gedera facility GM and was replaced by Mr. Bonfield

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

Mr. Yossi Bonfil Prior to joining Turbochrome, Mr. Bonfil served as site manager and VP R&D at Qlight Nanotech (acquired in 2015 by Merck KGaA), a company developing semiconductor nanocrystals for various display applications. He has more than 15 years’ experience in leading and managing technological & operational projects and research teams in both global (Intel Semiconductors) and startup companies. Mr. Bonfil holds a Ph.D in Chemistry from Tel-Aviv University.

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

Mr. Greg Watson was appointed General Manager of Limco in September 2019. Prior to joining TAT, Greg served as a General Manager at UTC Aerospace Systems where he had full operational and fiscal responsibility for two North American Word Wide Repair MRO facilities – Miramar, Florida and Santa Isabel, Puerto Rico.  While at UTC, Greg also served as site director for divisions in the United States and Canada.   Greg has additional experience as the Director of Operations for a greenfield MRO project located in Queretaro, Mexico with Messier Services America.  Greg began his career as an automotive mechanic and quickly worked his way up as a valve technician and technical representative before transitioning to various senior leadership roles within the MRO environment.  Mr. Watson holds an Executive Business Administration degree from York University – Toronto, Canada and is working towards acquiring his MBA. On February 2022 Mr. Watson has terminated from his role. The company is actively looking for a replacement.

Mr. Lars Hesbjerg was appointed Vice President of Sales in April 2021. Prior joining TAT, Mr. Lars served 18 years with the Donaldson Company, Inc. in various leadership roles. From 2019 he served as Global Business Unit Director of Aerospace, and between 2016-2019 as the Global Sales Director of Aerospace and Defense. Between 2011- 2016 he led the Off-Road OEM sales organization as the Sales Director which included large OEMs such as Caterpillar, Bobcat. Between 2010 and 2011 he was the Director of Sales, Global On-Road OEM. Between 2006 -2011 he was the Sales Director of the Gas Turbine Group of Donaldson Company. Mr. Hesbjerg holds an economics degree from Niels Brock College, a B.A. degree in International Business and an Executive Management Diploma degree from the University of Minnesota.

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

Mr. Moti Glick joined TAT’s Board of Directors as an external director in November 2021. From 1991 until 2021 Mr. Glick served as the CEO of Overseas Commerce,a public company traded on the Tel Aviv Stock Exchange.  Prior to that Mr. Glick was Vice President of Clal Trading ,a public company as well. Mr.Glick is a CPA(ISR) and holds a B.A. Economics from Bar-Elan University.

Ms. Ronnie Meninger joined TAT's Board of Directors as an independent director in November 2021. Ms. Meninger bring vast experience in industrial companies, having served as CEO of Chemada fine chemicals Ltd. And Algatechnologies Ltd. Among other managerial positions in various companies. She also serves on the boards of Kafrit, Albaad and Maytronics. . For the last 6 years she acts as a business consultant for companies and startups. Mrs. Meninger holds a BSc in Life Sciences and an MBA from the Hebrew University of Jerusalem.

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

Compensation

The following table sets forth all compensation TAT paid to all of its directors and executive officers as a group for the year ended December 31, 2021.

	Salaries, fees, Commissions and bonuses (Amounts in Thousands US$)	Other benefits (Amounts in Thousands US$)
All directors and executive officers as a group (15 executives)	$2,656	$180

During the year ended December 31, 2021, TAT paid its directors (except for its active chairman of the Board of Directors, Mr. Amos Malka), the fixed medium amounts permitted by law to an external director (within the meaning of the Israeli Companies Law) which was a per meeting attendance fee of NIS 2,585 (approximately $800), plus an annual fee of NIS 69,400 (approximately $21,486). Pursuant to its agreement with Mr. Amos Malka, TAT's active chairman of the Board of Directors, TAT paid Mr. Malka a monthly fee of NIS 50,000 plus VAT.  Mr. Malka had been previously granted options to purchase 50,000 ordinary shares of TAT and is not currently entitled to receive any bonus.

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law) during or with respect to the year ended December 31, 2021, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Information Regarding Covered Executives (1) (Amounts in Thousands US$)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Igal Zamir, CEO and President	357	89	27	38	511
Ehud Ben- Yair, CFO	230	61	31	26	348
Dave Thomas, President of Piedmont	204	28	26	32	290
Adi Fine, EVP HR	167	56	-	36	259
Eitan Shabtay, EVP Engineering and Technologies	167	56	19	15	257

(1)	All amounts reported in the table are in terms of cost to TAT, as recorded in our financial statements.
(2)	Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2021.
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

(4)
Amounts reported in this column refer to variable compensation mainly bonus payments according to the company's incentive plan as recorded in our financial statements for the year ended December 31, 2019 and were paid during 2021 in respect of performance related to fiscal year 2019 results.

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2021 in connection with equity-based compensation granted to the Covered Executive.

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

	Active Chairman	CEO	Other Executives
Company Target	100%	75% - 100%	50%-100%
Personal KPIs	NONE	NONE	0%-30%
Personal Evaluation	NONE	0%-25%	0%-30%

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

C.          Employees

As of December 31, 2021, TAT and its subsidiaries employed 413 employees, of whom 326 were employed in manufacturing and quality control, 22 were employed in engineering and research and development and 65 were employed in general & administration, sales and marketing. Of such employees, 189 were located in Israel and 224 were employed by Limco and Piedmont and located in the United States.

Employees in Israel are employed under collective or individual employment agreements. Senior employees in special positions and members of management are employed under individual agreements. Collective bargaining agreements are signed for specified terms and are renewed from time to time. During 2021 TAT's management and the unions in Israel agreed to enter into a collective agreement negotiation for Gedera and Turbochrome which will enter into force in April 2022.

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

Stock Option Plans

In November 2011, our audit committee and board of directors approved a stock option plan (the “Plan”), which was subsequently approved by TAT’s shareholders, on June 28, 2012. According to the Plan an aggregate of 980,000 options exercisable into up to 980,000(*) ordinary shares, 0.9 NIS par value, of TAT may be granted to certain members of our board of directors and certain senior executives at an exercise price not less than the fair market value of the shares covered by the option on the date of grant. In general, the options vest over a period of 4 years as follows: 25% of the options vest upon the lapse of 12 months following the date of grant and the remaining 75% vest on a quarterly basis over the remaining 3-year period. Pursuant to the Plan, any options that are cancelled or not exercised within the option period determined in the relevant option agreement will become available for future grants.

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

(*) of which 821,982 options are approved by the Tel Aviv Stock Exchange to be allocated to grantees.

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

As of December 31, 2021, options to purchase 720,000 ordinary shares were outstanding under the Plan, exercisable at an average exercise price of $6.8 per share.

Item 7.          Major Shareholders and Related Party Transactions

A.          Major Shareholders

The following table sets forth certain information as of December 31, 2021, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

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

(2)	The percentages shown are based on 8,874,696 ordinary shares issued and outstanding as of December 31, 2021 (net of 274,473 dormant shares).

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

B.          Related Party Transactions

The amounts in the table below refer to TAT engineering joint venture and affiliates.

Transactions:

	Year ended December 31,
	2021	2020	2019

Income -
Sales to related-party company (*)	$88	$173	$596
Cost and expenses -
Supplies from related party (*)	$654	$362	$552

Balances:

	December 31,
	2021	2020

Trade receivables and other receivables (*)	$799	$740
Trade payables and other payables (*)	$95	$122

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

In addition, pursuant to a recent amendment of the Law, any distribution of dividend as of August 15, 2021 will be prorated between exempt income and taxable income. As such, upon dividend distribution, in case the company has accumulated exempt income, the company will be obligated to pay the corporate income tax it was exempted from with respect to the exempt profits portion. Distribution of dividends derived from Approved Enterprise and Benefited Enterprise income that was taxed at reduced rates, but not tax exempt, does not result in additional tax consequences to the company. Shareholders who receive dividends derived from approved enterprise and Benefited Enterprise income were generally taxed at a rate of 15% which was withheld and paid by the company paying the dividend if the dividend was distributed during the benefits period or within the following 12 years.

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

3% surtax will apply with respect to individuals on top of the aforementioned tax rates when annual taxable income exceeds NIS 663,240 (with respect to 2022). The amount is updated every year.

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

As aforesaid, dividends derived from any of our income generated by an Approved Enterprise or Benefited Enterprise, are subject to withholding tax at a rate of 15% (or less based on applicable tax treaty), and dividends derived from any of our income generated by a Preferred Enterprise are subject to withholding tax at a rate of 20% (or less based on applicable tax treaty).

It should be noted that 3% surtax will apply on individuals on top of the aforementioned tax rates when annual taxable income exceeds NIS 663,240 (with respect to 2022). The amount is updated every year.

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

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts may be subject to a 3.8% Net Investment Income tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares and warrants. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Net Investment Income tax to its income and gains in respect of its investment in our ordinary shares and warrants, including with respect to the eligibility to claim foreign tax credit against such tax.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2021, our internal control over financial reporting is effective.

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

	Year Ended December 31,
Services Rendered	2021	2020
Audit (1)	$192,834	$192,834
Tax (2)	17,685	26,198
Total	$210,519	$219,032

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

PART III

Item 17.          Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

Item 18.          Financial Statements

Consolidated Financial Statements of the Company

Report of Independent Registered Public Accounting Firm	F-2-F-3
Consolidated Balance Sheets	F-4-F-5
Consolidated Statements of Operations	F-6-F-7
Consolidated Statements of Comprehensive Income	F-8
Consolidated Statements of Changes in Shareholders' Equity	F-9
Consolidated Statements of Cash Flows	F-10-F-11
Notes to Consolidated Financial Statements	F-12-F-56

Item 19.          Exhibits

The following exhibits are filed as a part of this Annual Report:

1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (filed herewith) (8)
2.1	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934.
4.1	2012 Stock Option Plan (7)
4.2	Agreement dated February 10, 2000, by and between the Registrant and TAT Industries Ltd. (English summary translation) (2)
4.3	English translation of Share Sales Agreement, dated March 27, 2008, by and between the Registrant and Bental Investments Cooperative Agricultures Society Ltd. (5)
4.4	English translation of Shareholders’ Agreement, dated May 21, 2008, by and between the Registrant, Tat Industries Ltd. and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.5
English translation of Amendment to the Share Sales and Options Agreement and the Shareholders’ Agreement, dated May 21, 2008, by and between the Registrant, Tat Industries Ltd. and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.6	English translation of Share Sales Agreement dated April 15, 2008, by and between the Registrant and Mivtach Shamir Investments (1993) Ltd. (5)
4.7	Agreement and Plan of Merger dated April 3, 2009 by and between the Registrant, Limco-Piedmont, Inc. and LIMCO Acquisition Company (4)
4.8	TAT's Executive and Directors Compensation Policy (8)
4.9	Form of Officers Indemnification Undertaking (8)
8	List of Subsidiaries of the Registrant
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of independent registered public accounting firm

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
_________________

(1)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1992, and incorporated herein by reference.

(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1999, and incorporated herein by reference.

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

(4)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-4 filed on May 7, 2009 and incorporated herein by reference.

(5)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

(6)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(7)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.

(8)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, and incorporated herein by reference.

(9)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAT TECHNOLOGIES LTD.

	By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer (Principal Accounting Officer)

Date: March 14, 2022

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

INDEX

Page
Report of Independent Registered Public Accounting Firm	F-2 - F-3

(PCAOB ID: Number 1309)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

TAT Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. and its subsidiaries (the "Company") as of December 31, 2021 and 2020, and the related consolidated statements of operations, of comprehensive income (loss), of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

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

Inventory - Write down of obsolete and unmarketable inventory

As described in Notes 2 and 4 to the consolidated financial statements, the Company's consolidated inventory balance was $41,003 thousand as of December 31, 2021. The Company writes down its inventory for estimated obsolescence and unmarketable inventory equal to the difference between the cost of inventory and net realizable value based upon assumptions for future demand and market conditions. Changes in these assumptions could have a significant impact on the inventory's valuation.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 14, 2022	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2009.

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2021	2020

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,872	$24,128
Accounts receivable, net of allowance for credit losses of $389 and $306 thousands as of December 31, 2021 and December 31, 2020 respectively	13,887	11,355
Inventory, net	41,003	41,223
Other current assets and prepaid expenses	4,219	2,737

Total current assets	71,981	79,443

NON-CURRENT ASSETS:
Restricted deposit	343	176
Investment in affiliates	695	771
Funds in respect of employee rights upon retirement	1,157	1,186
Deferred income taxes	1,252	566
Property, plant and equipment, net	30,462	25,737
Operating lease right of use assets	3,114	6,767
Intangible assets, net	1,829	1,475

Total non-current assets	38,852	36,678

Total assets	$110,833	$116,121

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share data

	December 31,
	2021	2020

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$691	$1,477
Credit line from bank	6,008	3,000
Accounts payable	9,093	12,222
Accrued expenses	6,959	6,691
Operating lease liabilities	1,169	1,614
Provision for restructuring plan	657	-
Liabilities belong to discontinued operation	-	179

Total current liabilities	24,577	25,183

NON-CURRENT LIABILITIES:
Long-term loans	5,979	3,489
Liability in respect of employee rights upon retirement	1,504	1,410
Operating lease liabilities	1,989	5,758

Total non-current liabilities	9,472	10,657

COMMITMENTS AND CONTINGENCIES (NOTE 15)

Total liabilities	34,049	35,840

EQUITY:
Ordinary shares of NIS 0.9 par value: Authorized: 13,000,000 shares at December 31, 2021 and at December 31, 2020; Issued: 9,149,169 shares at December 31, 2021 and at December 31, 2020; Outstanding: 8,874,696 shares at December 31, 2021 and at December 31, 2020	2,809	2,809
Additional paid-in capital	65,871	65,711
Treasury shares, at cost, 274,473 shares at December 31, 2021 and 2020	(2,088)	(2,088)
Accumulated other comprehensive income	33	128
Retained earnings	10,159	13,721
Total shareholders' equity	76,784	80,281

Total liabilities and shareholders' equity	$110,833	$116,121

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Revenue:
Products	$25,870	$22,739	$25,019
Services	52,103	52,620	72,460
	77,973	75,359	97,479

Cost of revenue:
Products	23,761	20,751	21,557
Services	42,942	46,173	60,622
	66,703	66,924	82,179

Gross profit	11,270	8,435	15,300

Operating expenses:
Research and development, net	517	185	113
Selling and marketing	5,147	4,369	4,929
General and administrative	8,354	7,612	7,654
Other (income) expenses	(468)	315	-
Restructuring expenses, net	1,755	-	-

	15,305	12,481	12,696

Operating income (loss)	(4,035)	(4,046)	2,604

Financial expenses	(683)	(999)	(1,270)
Financial income	143	229	848

Income (loss) before taxes on income (tax benefit)	(4,575)	(4,816)	2,182

Taxes on income (tax benefit)	(662)	(1,517)	589

Income (loss) before share of equity investment	(3,913)	(3,299)	1,593

Share in results of equity investment of affiliated companies	(76)	(185)	(132)

Net income (loss) from continued operation	$(3,989)	$(3,484)	$1,461

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2021	2020	2019

Net income (loss) from discontinued operation	$427	$(1,845)	$(655)
Net income (loss)	$(3,562)	$(5,329)	$806

Net income (loss) per share basic and diluted from continued operation	$(0.45)	$(0.39)	$0.17
Net income (loss) per share basic and diluted from discontinued operation	$0.05	$(0.21)	$(0.07)
Net income (loss) per share basic and diluted	$(0.4)	$(0.6)	$0.1

Weighted average number of shares outstanding:
Basic and diluted	8,874,696	8,874,696	8,874,696

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Net income (loss)	$(3,562)	$(5,329)	$806
Other comprehensive income (loss), net
Net unrealized gains (losses) from derivatives	(76)	232	372
Reclassification adjustments for gains from derivatives included in net income	(19)	(130)	(140)
Total other comprehensive income (loss)	$(95)	$102	$232

Total comprehensive income (loss)	$(3,657)	$(5,227)	$1,038

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY
U.S. dollars in thousands, except share data

	Ordinary shares			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2018	9,122,501	$2,809	$65,535	$(206)	$(2,088)	$18,244	$84,294
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019:
Comprehensive income	-	-	-	232	-	806	1,038
Share based compensation	-	-	38	-	-	-	38
BALANCE AT DECEMBER 31, 2019	9,149,169	$2,809	$65,573	$26	$(2,088)	$19,050	$85,370
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2020:
Comprehensive income (loss)	-	-	-	102	-	(5,329)	(5,227)
Share based compensation	-	-	138	-	-	-	138
BALANCE AT DECEMBER 31, 2020	9,149,169	$2,809	$65,711	$128	$(2,088)	13,721	$80,281
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2021:
Comprehensive loss	-	-	-	(95)	-	(3,562)	(3,657)
Share based compensation	-	-	160	-	-	-	160
BALANCE AT DECEMBER 31, 2021	9,149,169	$2,809	$65,871	$33	$(2,088)	10,159	$76,784

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from continued operations	$(3,989)	$(3,484)	$1,461

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,881	4,065	4,292
Gain from change in fair value of derivatives	(19)	(34)	(311)
Non cash finance expense	(73)	566	354
Lease modification	(1,315)	-	-
Provision for restructuring expenses (see note 9)	657	-	-
Change in provision for doubtful accounts	248	(8)	38
Share in results of affiliated companies	76	185	132
Share based compensation	160	138	38
Liability in respect of employee rights upon retirement	94	(341)	(897)
Impairment of intangible assets	-	298	-
Impairment of fixed assets	1,820	-	-
Capital gain from sale of fixed assets	(468)	-	-
Deferred income taxes, net	(686)	(1,438)	(450)
Government loan forgiveness	(1,442)	-	-
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(2,934)	9,472	(2,037)
Decrease (increase) in other current assets and prepaid expenses	(959)	310	2,500
Decrease (increase) in inventory	(681)	1,868	(5,740)
Increase (decrease) in trade accounts payable	2,571	(5,336)	3,349
Increase (decrease) in accrued expenses	(218)	(252)	982
Increase (decrease) in other long-term liabilities	8	(62)	(118)
Net cash provided by (used in) operating activities from continued operation	$(2,269)	$5,947	$3,593

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in affiliated company	-	-	(10)
Proceeds from sale of property and equipment	1,163	-	-
Purchase of property and equipment	(16,247)	(3,894)	(3,269)
Purchase of intangible assets	(555)	(1,513)	-
Net cash used in continued investing activities	$(15,639)	$(5,407)	$(3,279)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term credit received from banks	3,000	3,960	-
Proceeds from long-term loans received	3,042	3,692
Net cash provided by continued financing activities	$6,042	$7,652	-

CASH FLOWS FROM DISCONTINUED ACTIVITIES:
Net cash provided by operating activities	777	153	(171)
Net cash used in investing activities	-	-	(134)
Net cash provided by (used in) discontinued activities	$777	$153	$(305)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(11,089)	8,345	9
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	24,304	15,959	15,950
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	13,215	24,304	15,959

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOW:
Purchase of property, plant and equipment on credit	$199	$6,575	$942
Additions of operating lease right-of-use assets and operating lease liabilities	$399	$1,756	$648
Classification inventory to fixed assets	$829	-	-

Supplemental disclosure of cash flow information:
Interest paid	$(251)	$(3)	$(28)
Income taxes received (paid), net	$-	$(3)	$673

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1 -GENERAL

a.TAT Technologies Ltd., (“TAT” or the “Company”) an Israeli corporation, incorporated in 1985, is a leading provider of solutions and services to the aerospace and defense industries, focused mainly on the following four segments: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories mainly through our Gedera facility and our Limco subsidiary; (ii) MRO (“Maintenance Repair and Overhaul”) services for heat transfer components and OEM of heat transfer solutions through Limco Airepair Inc our wholly-owned subsidiary; (iii) MRO services for aviation components (mainly Auxiliary Power Unit “APU” and Landing Gear “LG”) through Piedmont Aviation Component Services LLC our wholly-owned subsidiary; and (iv) overhaul and coating of jet engine components through Turbochrome our wholly-owned subsidiary. TAT targets the commercial aerospace (serving a wide range of types and sizes of commercial and business jets), military aerospace and ground defense sectors. TAT’s shares are listed on both the NASDAQ (TATT) and Tel-Aviv Stock Exchange.

In June 2020, the Company's management decided to discontinue the JT8D engine blades reconditioning activity which belong to “overhaul and coating of jet engine components” segment as part of a strategic change, see note 18.

In March 2021, the Company announced on restructuring plan which include transfer the transfer of the company's activity of “OEM of heat transfer solutions and aviation accessories” to our activity of “MRO services for heat transfer components and OEM of heat transfer solutions” in Tulsa, Oklahoma and to our “overhaul and coating of jet engine components” activity in Kiryat Gat, see note 9.

The ongoing COVID-19 pandemic outbreak continued to have an adverse effect in 2021 on TAT’s industry and the markets in which TAT operates. The COVID-19 outbreak has significantly impacted the aviation market in which TAT’s customers operate and has resulted in a reduction of TAT’s business with some of these customers. As new variants of COVID-19 emerge, certain countries continue to place restrictions on businesses and travel. Global supply shortages emerged for certain products, leading to delays in delivery schedule. We actively monitor and respond to the changing conditions created by the pandemic, with focus on prioritizing the health and safety of our employees, dedicating resources to support our communities, and innovating to address our customers’ needs. In order to mitigate the impact of the decline in business as a result of the pandemic, TAT implemented measures to reduce its expenses, including a reduction in its headcount as well as other cost savings measures. The company's submitted and received government grants as part of the government support in business that affected from the Covid-19 pandemic. TAT remains cautious as new variants of the virus emerge and many factors remain unpredictable. Given the uncertainties regarding the continued impact of COVID-19 on TAT’s business, there can be no assurance that TAT’s estimates and assumptions used in the measurement of various assets and liabilities in the financial statements will prove to be accurate predictions of the future.

b.TAT has the following wholly owned subsidiaries: Limco-Piedmont Inc. (“Limco-Piedmont”), and Turbochrome Ltd. (“Turbochrome”). Additionally, the Company holds 51% of TAT-Engineering LLC (“TAT-Engineering”), hereinafter collectively referred to as the “Group”.

c.On November 25, 2015, the Company signed an agreement with Russian-based Engineering Holding of Moscow (“Engineering”), to establish a new facility for the provision of services for heat transfer products. The new company, TAT-Engineering LLC, is based in Novosibirsk’s Tolmachevo airport. TAT-Engineering, LLC shall provide services for heat transfer products. 51% of TAT-Engineering LLC's shares are held by TAT and the remaining 49% are held by Engineering. The accounting treatment of the joint venture is based on the equity method due to variable participating rights granted to Engineering. The new entity was established in January 2016.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES

a.Basis of Presentation

The Group's financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

b.Use of estimates in the preparation of financial statement

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
U.S. dollars in thousands

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (CONT)

c.Functional currency

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

d.Principles of consolidation

The consolidated financial statements include the accounts of TAT and its subsidiaries.

Intercompany balances and transactions, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

e.Cash and Cash equivalents

All highly liquid investments, which include short-term bank deposits, that are not restricted as to withdrawal or use, and short-term debentures, the period to maturity of which do not exceed three months at the time of investment, are considered to be cash equivalents.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (CONT)

f.Accounts receivable, net

The Group’s accounts receivable balances are due from customers primarily in the airline and defense industries. Credit is extended based on evaluation of a customer’s financial condition and generally, collateral is not required. Trade accounts receivable from sales of services and products are typically due from customers within 30 - 90 days. Trade accounts receivable balances are stated at amounts due from customers net of a provision for current expected losses. Accounts outstanding longer than their original contractual payment terms are considered past due.

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

The Company’s accounts receivables accounting policy from January 1, 2020, following the adoption of the new CECL standard

Accounts receivable have been reduced by an allowance for current expected losses. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations.

Write-off activity and recoveries for the periods presented were not material.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (CONT)

g.Inventory

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

Since the Group sells products and services related to airplane accessories for airplanes that can be in service for 20 to 50 years, it must keep a supply of such products and parts on hand while the airplanes are in use. The Group writes down its inventory for estimated obsolescence and unmarketable inventory equal to the difference between the cost of inventory and net realizable value, which includes costs to sell based upon assumptions for future demand and market conditions.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (CONT)

h.Property, plant and equipment

Property, plant and equipment are stated at cost, after deduction of the related investment grants, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Years

Buildings and leasehold improvements	15 – 39
Machinery and equipment	15 – 20
Motor vehicles	7
Office furniture and equipment	3 – 5
Software	7

Leasehold improvements are included in buildings and amortized using the straight line method over the period of the lease contract, or the estimated useful life of the asset, whichever is shorter. During 2021 the Company's management reassessed and updated the useful life of each one of the groups of fixed assets. The change in the estimated useful life was accounted for prospectively in accordance with ASC 250-10.

i.Grants from Israel Innovation Authority (IIA):

Grants received from the IIA for approved research and development projects are recognized at the time the Company is reasonably assured that it will be entitled to such grants, on the basis of the costs incurred and included as a deduction from research and development expenses. Due to the fact that the Company is defined as a "Traditional Industry Company", under the IIA regulations, the majority of grants are non-royalty bearing.

j.Investment in affiliates and share in results of equity investment of affiliated companies

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

On consolidation, transactions between the Group and the affiliate are eliminated in the amount which related to the Group's proportionate share of the affiliate.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (CONT)

k.Leases

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

Revenue from Leasing Transactions under ASC 842

The Company accounts for certain leasing revenues in accordance with ASC 842, which qualify for operating lease treatment. For operating leases in which the Company is the lessor, lease payments are recognized as leasing revenue over the lease term on a straight-line basis. APUs engines subject to operating leases are classified as property, plant, and equipment and depreciated on a straight-line basis over the useful life, see Note 7.

l.Identified intangible assets

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

m.Impairment of long-lived assets

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

n.Treasury Shares

Company shares held by the Company are presented as a reduction of equity at their cost to the Company. The treasury shares have no rights.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (CONT)

o.Revenue recognition

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (CONT)

p.Revenue recognition (cont.)

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

Contract liabilities

Contract liabilities are mainly comprised of deferred revenues which are included under other payables.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (CONT)

q.Warranty costs

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

r.Research and development

Research and development costs, net of grants, are charged to expenses as incurred.

s.Fair value measurement

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (CONT)

s.Fair value measurement (cont.)

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers credit risk in its assessment of fair value.

t.Concentrations of credit risk

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

The Group's accounts receivable are derived mainly from sales to customers in the United States, Israel and Europe. The Group generally does not require collateral; however, in certain circumstances the Group may require letters of credit. Management believes that credit risks relating to accounts receivable are minimal since the majority of the Group's customers are world-leading manufacturers of aviation systems and aircrafts, international airlines, governments and air-forces, and world-leading manufacturers and integrators of defense and ground systems. In addition, the Group has relatively a large number of customers with wide geographic spread which mitigates the credit risk. The Group performs ongoing credit evaluation of its customers' financial condition. As part of the risk management, the company purchased a credit insurance policy from a well-known insurance company.

u.Income taxes

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
U.S. dollars in thousands

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (CONT)

u.Income taxes (cont.)

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

v.Earnings per share

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

w.Share-based compensation

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (CONT)

w.Share-based compensation (cont)

The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule using the accelerated method over the requisite service period for the entire award.

x.Comprehensive income (loss)

Comprehensive income in 2021, 2020 and 2019 includes, in addition to net income or loss, gains and losses of derivatives designated for cash flow hedge accounting (net of related taxes where applicable).

Reclassification adjustments for gain or loss of derivatives are included in the relevant line item in the statement of income. See also note 2 (z).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (CONT)

y.Contingencies

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

z.Derivatives and hedging

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company’s exposure in currencies other than the U.S. dollar. Derivatives are recognized at fair value as either assets or liabilities in the consolidated balance sheets in accordance with ASC Topic 815, “Derivatives and Hedging”.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (CONT)

aa.Restructuring Costs

Restructuring costs have been recorded in connection with TAT’s restructuring plan announced in March 2021. Following this decision and in anticipation of ongoing efficiency measures in our business, TAT’s management has made estimates and judgments regarding future plans, mainly related to employee termination benefit costs. Management also assesses the recoverability of long-lived assets employed in the business. In certain instances, asset lives have been shortened based on changes in the expected useful lives of the affected assets. Asset-related impairments and employee's severance and other related costs are reflected within asset impairments of fixed assets, provision for restructuring plan and restructuring expenses.

bb.Recently Issued Accounting Principles:

Recently adopted accounting pronouncements:

(1)In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes. (Topic 740)” ("the Update"). The amendments in this Update simplify the accounting for income taxes by removing the following exceptions in ASC 740: 1. Exception to the incremental approach for intra-period tax allocation when there is a loss from continuing operations and income or a gain from other items; 2. Exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; 3. Exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary;4. Exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year.

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

Accounting pronouncements issued but not yet adopted:

(1)In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), which increases the transparency of government assistance including disclosure of the type of assistance, an entity’s accounting for the assistance, and the effect of the assistance on an entity’s financial statements. ASU 2021-10 is effective for all entities for financial statements issued for annual periods beginning after December 15, 2021. An entity should apply the amendments either prospectively to all transactions within the scope of the ASU that are reflected in the financial statements at the date of initial application and that are entered into after that date or retrospectively to those transactions.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 3 -FAIR VALUE MEASUREMENT

Recurring Fair Value Measurements

The Group measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments:

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Derivative financial instruments	-	$51	-	$51

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Derivative financial instruments	-	$128	-	$128

a.Derivative financial instruments:

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

NOTE 3 -FAIR VALUE MEASUREMENT (CONT)

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

As of December 31, 2021, and 2020, the Company has open forward contracts with a notional total amount of $0 and $3,345, respectively. As of December 31, 2021, the company has open call options and open put options with a notional total amount of $8,458 and $8,858, respectively.

The carrying amounts of financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short maturities.

NOTE 4 -INVENTORY

Inventory is composed of the following:

	December 31,
	2021	2020

Raw materials and components	$13,741	$11,281
Work in progress	11,985	15,432
Spare parts	13,462	13,147
Finished goods	1,815	1,363

Total inventory (**)	$41,003	$41,223

(**) The total amount of Rotables included in the company spare parts inventory for the years ended December 31, 2021 and 2020 were $8,623 and $9,183, respectively.

Inventories write down expenses due to slow inventory amounted to $624, $769 and $490 for the years ended December 31, 2021, 2020 and 2019, respectively.

The company maintains a wide range of exchangeable units and other spare parts related to its products and services in various locations. Due to the long lead time of its suppliers and manufacturing cycles, the company needs to forecast demand and commit significant resources towards these inventories. As such, the Company is subject to risks including excess inventory no longer relevant.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 5 -INVESTMENT IN AFFILIATES

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

Summarized financial information of TAT-Engineering LLC:

	December 31,
	2021	2020
Balance sheets:
Current assets	$358	$320
Non-current assets	1,091	1,211
Current liabilities	1,154	1,088

	Year ended December 31,
	2021	2020	2019
Statements of operation:
Revenues	$501	$413	$877
Gross loss	(22)	(153)	(228)
Net loss	(148)	(365)	(291)
Net losses attributable to the Company	(76)	(185)	(132)

NOTE 6 -PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2021	2020
Cost:
Land and buildings	$18,031	$15,762
Machinery and equipment	63,875	57,245
Motor vehicles	302	313
Office furniture and equipment	1,906	1,895
Software	2,123	2,048
	86,237	77,263

Less: Accumulated depreciation	55,775	51,526
Depreciated cost	$30,462	$25,737

Depreciation expenses amounted to $4,718 $3,960 and $4,238 for the years ended December 31, 2021, 2020 and 2019, respectively. During 2021, as part of the Company's restructuring plan and departure from Gedera's facility, the company wrote off leasehold improvement assets in total amount of $1.8 million, out of this amount $600 was recognized as restructuring expenses due to impairment in OEM of heat transfer solutions and aviation accessories CGU which exanimated following the company's restructuring plan announcement in March 2021.

$1.2 million recognized in cost of sales as an acceleration of amortization due to change in useful life of leasehold improvements assets.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 7 -LEASES

Lease commitments:

Limco-Piedmont leases some of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2030, certain leases contain renewal options as defined in the agreements.

TAT leases its factory in Gedera from TAT Industries until the end of 2024. During 2021, the company negotiated with the landlord an agreement for the early termination of such lease. A termination agreement was signed between TAT and the landlord in January 2022. Pursuant to such agreement, it was agreed that TAT will vacate the facility in Gedera on March 31, 2022. Due to the execution of such agreement, the company wrote off operating ROU assets of $1.8 million and lease liability of $3.3 million as of December 31, 2021. Net income resulting from the write-off of such lease assets and liability was allocated to operating restructuring expenses.

The lease cost was as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
Operating lease expenses	2,080	2,158

     Supplemental cash flow information related to leases was as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
Operating cash flows from operating leases	2,226	2,158
Right-of-use assets obtained in exchange for lease obligations (non-cash)	399	1,756

During 2021 the company established a new business unit which provided to the company’s customers leasing services of APU engines. The result of this business unit is reported as part of the company's activity in MRO services for aviation components.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 7 -LEASES (CONT)

Supplemental balance sheet information related to operating leases is as follows:

	December 31, 2021	December 31, 2020
Operating Leases
Operating lease right-of-use assets	3,114	6,767

Current operating lease liabilities	1,169	1,614
Non-current operating lease liabilities	1,989	5,758
Total operating lease liabilities	3,158	7,372

Weighted Average Remaining Lease Term
Operating leases - Israel	2 years	4 years
Operating leases – United States	5 years	5 years

Weighted Average discount rate
Operating leases - Israel	4.5%	4.5%
Operating leases – United States	4.84%	4.84%

As of December 31, 2021, the maturities of lease liabilities were as follows:

Year	Amount
2022	$1,221
2023	757
2024	643
2025	241
2026	241
2027 and after	182
Total lease payments	3,285
Less imputed interest	(127)
Total	$3,158

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8 -INTANGIBLE ASSETS

Intangible assets:

	December 31,
	2021	2020
Customer relationships
Cost	$-	$671
Impairment	-	(298)
Accumulated amortization	-	(373)
Amortized cost	$-	$-

The COVID-19 pandemic and the significant reduction in the reconditioning and coating segment (“Turbochrome”) business during 2020 were a trigger event for impairment of the customer relationships asset. The Company believes there will be no future economic benefits that will be derived from the customers attributed to this intangible asset. Therefore, the Company wrote off the amortized cost related to the customer relationships. The write off expenses recorded in 2020 P&L under Other Expenses.

	December 31,
	2021	2020
Commercial license
Cost	$2,030	$1,513
Accumulated amortization	(201)	(38)
Amortized cost	$1,829	$1,475

On September 2020 Piedmont signed a 10 years agreement for the commercial MRO services for aviation components. Under this contract Honeywell licensed Piedmont as an authorized MRO station of APU 331-20X.

Estimated amortization expenses for the five succeeding years is $160 per year.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 9 -RESTRUCTURING COST

In March 2021, the Company announced a restructuring plan, pursuant to which, the Company will transfer the Company's operations from its leased facility in Gedera to its facility in Tulsa, Oklahoma and to its facility in Kiryat Gat.

This will enable TAT to concentrate on heat exchanges activity in the United States allowing for better operational flow, getting closer to TAT’s customer base, and cutting fixed costs.

During 2021 the company started executing the plan which will mature during 2022.

The restructuring plan has a material impact on the company's financial statements for the year 2021 as follows:

Restructuring Items	December 31, 2021

Balance sheet
Provision for employee’s termination expenses	$657
Investment in building and infrastructures	$2,382
Investment in machineries (**)	$3,478
Total	$6,517

Profit and loss
Restructuring expenses, net
Employee’s termination cost	$686
Restructuring income from lease modification	$(1,315)
Restructuring expenses from asset’s impairment	$1,800
Other restructuring expenses	$584
Cost of sales
Acceleration of assets depreciation expenses	$1,200
Total	$2,955

* Net cash used in operating activity for restructuring expenses in 2021 was $580.

** Investment in machineries were offset by a grant of $1.2 million received from the State Of Oklahoma as part of a larger incentive plan granted to TAT. As part of this plan TAT Limco will be entitled to several incentives including additional grants, tax exempt and incentives and support in employee's salaries over the next 10 years.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 10 -LONG TERM LOANS

During 2021, TAT received loans from commercial banks in an aggregate amount of $3 million. These new loans are in addition to three previous loans received in 2020 in an aggregate amount of $3.3 million. An amount of $691 was classified to short-term loan as of December 31, 2021. These loans are guaranteed by the Israeli government. The loans bear annual interest of 3.1% (Prime Rate+1.5%) which are paid in equal monthly instalments as of April 2021 through February 2031.Repayment of the principal amount of the loans will begin on 2022.

During 2020 TAT received a loan of approximately $3.1 million under the U.S. Small Business Administration Payroll Protection Program (“PPP”) which was created under the Coronavirus Aid, Relief and Economic Security Act. Under the PPP, repayment of the loan, including interest, may be forgiven based on payroll expenses, rent, utilities and other qualifying expenses incurred during a certain period following receipt of the loan, provided that TAT will adhere to specific requirements outlined in the PPP. Based on SBA's forgiveness approval notice, an amount of $1.7M has been recognized as a grant in 2020 and $1.4 million has been recognized as a grant in 2021.

The grant was recognized as a deduction from cost of revenues and the related operating expenses.

In March 2021 TAT received a short-term credit line of $3 million from a commercial bank in the US. This new credit line is in addition to a previous credit line received in 2020 in an aggregate amount of $3 million with the same conditions. The loans bear an annual interest rate of 3.6% and can be renewed by the end of the year for additional 12-month period. The carrying amounts of the short-term credit line is approximate fair value because of its short maturities. The loans have financial covenants such as a) tangible net worth to funded debt ratio of not less than 3 to 1, b) positive EBITDA, and c) minimum eligible accounts receivable of $6 million. The company satisfied such covenants as of December 31, 2021 and 2020.

Maturities on long term loans are as follows:

Year	Amount
2022	$691
2023	877
2024	877
2025	738
2026 and after	3,487
$6,670

NOTE 11 -GOVERNMENT GRANTS

During 2021, TAT received government grants as part of the Coronavirus Aid and Relief in total amount of $3.6 million which was recognized as a deduction from payroll and overhead cost of revenues and operating expenses. As of December 31, 2021, the “other current assets and prepaid expenses” included government grant receivable in the amount of $982.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12 -ACCRUED EXPENSES

	December 31,
	2021	2020

Employees and payroll accruals	$3,463	$2,714
Accrued expenses	315	716
Authorities	327	415
Advances from customers	1,739	1,263
Warranty provision	243	250
Accrued royalties and rebate sales commissions	421	1,200
Other	451	133

	$6,959	$6,691

NOTE 13 -RELATED PARTIES’ TRANSACTIONS AND BALANCES

The amounts in the table below refer to TAT-Engineering joint venture and affiliates.

Transactions:

	Year ended December 31,
	2021	2020	2019

Revenue -
Sales to related-party company (*)	$88	$173	$596
Cost and expenses -
Supplies from related party (*)	$654	$362	$552

Balances:

	December 31,
	2021	2020

Trade receivables and other receivables (*)	$799	$740
Trade payables and other payables (*)	$95	$122

(*) includes mainly transactions with TAT-Engineering affiliated companies.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 14 -LONG-TERM EMPLOYEE-RELATED OBLIGATIONS

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

In the years ended December 31, 2021, 2020 and 2019 the Company deposited $778, $830 and $1,096 respectively, with pension funds and insurance companies in connection with its severance payment obligations.

Limco-Piedmont sponsors a 401(K) safe harbor profit sharing plan covering substantially all of its employees. The plan requires the employer to contribute a match which is currently done on a payroll period basis, matching 100% of the first 2% and 50% of all salary deferrals made up to the next 3%. In addition, the plan allows for a discretionary qualified non-elective contribution for the plan year. Contributions to the plan by Limco-Piedmont were $349, $156 and $367 for the years ended December 31, 2021, 2020 and 2019, respectively.

The Group expects to contribute approximately $600 in 2022 to the pension funds and insurance companies in respect of their severance and pension pay obligations.

The amounts of severance payments, actually paid to retired employees, by TAT were $97, $380 and $689 for the years ended December 31, 2021, 2020 and 2019.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 14 -LONG-TERM EMPLOYEE-RELATED OBLIGATIONS (CONT)

TAT expects to pay $1,504 in future benefits to their employees during 2022 through 2031 upon their normal retirement age. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Israeli company before their normal retirement age.

Year	Amount
2022	$215
2023	63
2024	49
2025	55
2026	77
Thereafter (through 2030)	1,045
Total	$1,504

NOTE 15 -COMMITMENTS AND CONTINGENCIES

a. Commissions arrangements:

The Group is committed to pay marketing commissions ranging 1% to 10% to sale agents of total sales contracts. Commission expenses were $423, $528 and $694 for the years ended December 31, 2021, 2020 and 2019, respectively. The commissions were recorded as part of the selling and marketing expenses.

b. Royalty commitments:

(1)TAT is committed to pay royalties to third parties, ranging from 12% to 20% of sales of products developed by the third parties. Royalty expenses were $95, $174 and $42 for the years ended December 31, 2021, 2020 and 2019, respectively. The royalties were recorded as part of the cost of revenues.

(2)Piedmont is committed to pay royalties to a third party, ranging 5% to 13% of sales of products purchased from the third party. That third party is the exclusive manufacturer of the products for which Piedmont provides MRO services.

In addition, Piedmont is committed to pay another third party royalties of 10% to 20%, on parts reclaimed to use in MRO services or sold to our customers when they are manufactured by the third party. Royalty expenses were $2,245, $1,648 and $2,310 for the years ended December 31, 2021, 2020 and 2019, respectively. The royalties were recorded as part of the cost of revenues.

c. Guarantees:

(1)In order to secure TAT's liability to the Israeli customs, the Company provided bank guarantees in amounts of $40, $64 and $32. The guarantees are linked to the consumer price index and is valid until January 2022, March 2022 and January 2023, respectively.

(2)To secure TAT's liability to the lessor of its premises, the Company provided a bank guarantee in the amount of $930. The guarantee is linked to American US dollar and it's valid until June 2022.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 16 -SHAREHOLDERS' EQUITY

a.TAT's Ordinary shares confer upon their holders voting rights, the right to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of TAT.

TAT's Treasure shares have no rights.

b.Stock option plans:

Following the approval of TAT's Audit Committee and Board of Directors, on June 28, 2012, the Company’s shareholders approved the 2012 stock option plan (the “2012 Plan”) to grant up to 380,000 options to purchase Ordinary shares, 0.9 NIS par value, of the Company to senior executives and certain members of the Board of Directors, at an exercise price as determined in the stock option plan. The option pool was increased twice by 300,000 to an aggregate option pool of 980,000(*) options following the approvals of the Company's Audit Committee, Board of Directors and shareholders. In general, the Options vest over a period of 4 years as follows: 25% of the Options vest upon the lapse of 12 months following the date of grant and the remaining 75% vest on a quarterly basis over the remaining 3-year period. The grant of options to Israeli employees under the Plan is subject to the terms stipulated by Sections 102 and 102A of the Israeli Income Tax Ordinance. Each option grant is subject to the track chosen by the Company, either Section 102 or Section 102A of the Israeli Income Tax Ordinance, and pursuant to the terms thereof, the Company is not allowed to claim as an expense for tax purposes the amounts credited to employees as benefits, including amounts recorded as salary benefits in the Company’s accounts, in respect of options granted to employees under the Plan, with the exception of the work income benefit component, if any, determined on grant date. For nonemployees and for non-Israeli employees, the share option plan is subject to Section 3(i) of the Israeli Income Tax Ordinance.

(*) of which 821,982 options are approved by the Tel Aviv Stock Exchange to be allocated to grantees.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 16 -SHAREHOLDERS' EQUITY (CONT)

b.Stock option plans (cont.):

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

During 2018 the option pool was increased by 300,000 to an aggregate option pool of 980,000(*) options following the approvals of the Company's Audit Committee, Board of Directors and shareholders of the company.

(1)On August 29, 2019, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $5.65 per share, to senior executives.

(2)On September 22, 2019, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $5.32 per share, to senior executive.

(3)On September 26, 2019, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $5.26 per share, to senior executive.

(4)On October 15, 2020, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $4.58 per share, to senior executive.

(5)On March 30, 2021, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 25,000 Options, at an exercise price of $5.91 per share, to senior executive.

(6)On March 30, 2021, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 25,000 Options, at an exercise price of $5.91 per share, to senior executive.

(7)On March 30, 2021, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 25,000 Options, at an exercise price of $5.91 per share, to senior executive.

(8)On March 30, 2021, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 25,000 Options, at an exercise price of $5.91 per share, to senior executive.

(9)On July 25, 2021, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 20,000 Options, at an exercise price of $6.41 per share, to senior executive.

(10)On August 30, 2021, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 100,000 Options, at an exercise price of $7 per share, to senior executive.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 16 -SHAREHOLDERS' EQUITY (CONT)

b.Stock option plans (cont.):

The fair value of the Company’s stock options granted under the 2012 plan for the years ended December 31, 2021, 2020 and 2019 was estimated using the following assumptions:

	2021	2020	2019

Expected stock price volatility	45.6% – 52%	44.7% – 43.5%	34.2% – 36.8%
Expected option life (in years)	3.5-5	3.5-5	3.5-5
Risk free interest rate	0.1% – 0.64%	0.12% – 0.25%	1.44% – 1.63%
Dividend yield	0%	0%	0%

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 16 -SHAREHOLDERS' EQUITY (CONT)

b.Stock option plans (cont.):

The following table is a summary of the activity of TAT's Stock Option plan:

	Year ended December 31,		Year ended December 31,		Year ended December 31,
	2021		2020		2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	621,460	$7.26	571,460	$7.53	528,268	$9.03
Granted	220,000	6.45	50,000	4.58	170,000	5.44
Forfeited	(121,460)	8.9	-	-	(126,808)	11.19
Exercised	-	-	-	-	-	-

Outstanding at the end of the year	720,000	6.8	621,460	7.26	571,460	7.53

Exercisable at the end of the year	379,375	$7.44	381,629	$7.91	264,389	$7.74

The weighted-average grant-date fair value of options granted was $1.92 in 2021, $1.41 in 2020 and $1.35 in 2019. The aggregate intrinsic value for the options outstanding as of December 31, 2021, 2020 and 2019 was $0, $0 and $0, respectively.

As of December 31, 2021, total unrecognized compensation cost was $632 and is expected to be recognized over a weighted-average period of 3.97 years.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 17 -EARNINGS PER SHARE (“EPS”)

Basic and diluted earnings per share are based on the weighted average number of ordinary shares outstanding. Diluted EPS is based on those shares used in basic EPS plus shares that would have been outstanding assuming issuance of ordinary shares for all dilutive potential ordinary shares outstanding.

	Year ended December 31,
	2021	2020	2019
Numerator for EPS:
Net income (loss)	$(3,562)	$(5,329)	$806
Denominator for EPS:
Weighted average shares outstanding – basic	8,874,696	8,874,696	8,874,696
Dilutive shares	-	-	-
Weighted average shares outstanding – diluted	8,874,696	8,874,696	8,874,696
EPS:
Basic and diluted	$(0.4)	$(0.6)	$0.1

Diluted income per share does not include 720,000, 621,460 and 482,282 options, for the years ended December 31, 2021, 2020 and 2019 respectively because the options are anti-dilutive.

Dilutive shares are calculated using the treasury stock method and include dilutive shares from share-based employee compensation plans.

NOTE 18 -DISCONTINUED OPERATION

In June 2020, the company's management decided to discontinue the JT8D engine blades reconditioning activity as part of a strategic change in its business to focus on new capabilities to provide services to newer types of engines. The discontinued operation is related to the JT8D engine blades reconditioning activity in Turbochrome, which constitute a material portion of Turbochrome’s revenues.

	2021	2020
Assets:
Account receivables	$-	$-
Inventory	-	-
Fixed assets, net	-	-
Costumers’ relationship	-	-
Total Assets	$-	$-
Liability:
Account payables	$-	$179

Total Liabilities	$-	$179

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 18 -DISCONTINUED OPERATION (CONT)

	Year ended December 31,
	2021	2020	2019

Revenue:
Services	$440	$955	$4,553

Cost of revenue:
Services	429	1,062	4,291

Gross profit (loss)	11	(107)	262

Operating expenses:
Research and development, net	16	42	(39)
Selling and marketing	29	90	330
General and administrative	68	191	598

	113	323	889

Operating income (loss)	(102)	(430)	(627)

Financial expenses (income)	-	-	28
Income (loss) on disposal of discontinued operation (1)	529	(1,415)	-

Net Income (loss)	$427	$(1,845)	$(655)

(1)

During 2020, the Company wrote off the following assets belonging to the discontinued operation: Inventory of $464, Accounts receivable of $233, Fixed assets of $363 and Customers' relationships of $355. During 2021 the company was succeeded to collect and sell some of the account receivable and inventory that were written off in total amount of $529.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 19 -TAXES ON INCOME

a.Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

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

In addition pursuant to a recent amendment of the Law, any distribution of dividend as of August 15, 2021 will be prorated between exempt income and taxable income. As such, upon dividend distribution, in case the company has accumulated exempt income, the company will be obligated to pay the corporate income tax it was exempted from with respect to the exempt profits portion.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 19 -TAXES ON INCOME (CONT)

a.Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law") (cont.):

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

b.Corporate tax rate in Israel

The taxable income of TAT, not subject to benefits as detailed above, is taxed at the standard Israeli corporate tax rate, which was 23% for all years included in these financial statements.

Capital gain is subject to capital gain tax according to corporate tax rate in the year which the assets are sold

c.U.S. subsidiaries

U.S. subsidiaries are taxed based on federal and state tax laws. The Federal statutory tax rate for 2021, 2020 and 2019 was 21% plus 3%-6% for state taxes.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 19 -TAXES ON INCOME (CONT)

d.Tax assessments

TAT’s income tax assessments are considered final through 2016.

Turbochrome income tax assessments are considered final through 2016.

Limco-Piedmont income tax assessments are considered final through 2017.

e.Income tax reconciliation:

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to taxes on income (tax benefit) as reported in the statements of income:

	Year ended December 31,
	2021	2020	2019
Income (loss) before taxes on income (tax benefit) from continued operationas reported in the statements of income	$(4,575)	$(4,816)	$2,182

Statutory tax rate in Israel	23%	23%	23%

Theoretical taxes on income (tax benefit)	$(1,052)	$(1,108)	$501

Increase (decrease) in taxes on income resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	75	50	(26)
Reduced tax rate on income derived from "Preferred Enterprises" plans	149	580	204
Earnings from foreign subsidiaries (1)	-	(2,338)	91
Valuation allowance for exchange rates differences on deferred taxes not recorded on capital losses	-	-	(125)
Deferred tax assets from discontinued operation profit (loss)	98	(138)	(49)
Reduced deferred tax asset from expecting utilization of carryforward losses	-	1,984	-
Tax in respect of prior years	24	(345)	-
Temporary differences for which no deferred taxes were recorded	-	(377)	(55)
Permanent differences	71	24	55
Other adjustments	(27)	151	(7)
Taxes on income (tax benefit) as reported in the statements of income	$(662)	$(1,517)	$589

(1)The Company record an accrual that related to a deferred tax liability due to the possibility of future distribution of earnings from foreign subsidiaries of the Company.

During 2020 and 2021, the Company received loans from commercial banks in the US and Israel in total amount of $6 million. As part of the loan terms, the company cannot distribute dividends to its shareholders during the next five years. Therefore, the company wrote off the differed tax liability in 2020.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 19 -TAXES ON INCOME (CONT)

f.Income (loss) before taxes on income (tax benefit) is comprised as follows:

	Year ended December 31,
	2021	2020	2019

Domestic (Israel)	$(5,139)	$(4,499)	$(1,931)
Foreign (United States)	564	(317)	4,113

	$(4,575)	$(4,816)	$2,182

g.Taxes on income (tax benefit) included in the statements of income:

	Year ended December 31,
	2021	2020	2019
Current:
Domestic (Israel)	$-	$-	$-
Foreign (United States)	-	-	181

	-	-	181
Deferred:
Domestic (Israel)	(579)	(683)	(397)
Foreign (United States)	(107)	(489)	805

	(686)	(1,172)	408
Previous years:
Domestic (Israel)	-	(134)
Foreign (United States)	24	(211)	-

	-	(345)	-

	$(662)	$(1,517)	$589

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 19 -TAXES ON INCOME (CONT)

h.Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TAT's deferred tax liabilities and assets are as follows:

	December 31,
	2021	2020
Deferred tax assets:
Provision for current expected credit losses	$95	$41
Provisions for employee benefits	495	272
Inventory	1,212	987
Capital tax losses carryforward	3,500	3,500
Net operating losses carryforward	3,084	3,017
Other	326	224
Deferred tax assets, before valuation allowance	$8,712	$8,041
Valuation allowance	(5,484)	(5,484)
Deferred tax assets, net	$3,228	$2,557

Deferred tax liabilities:
Property, plant and equipment	(1,542)	(1,647)
Intangible assets	(434)	(318)
Other temporary differences deferred tax liabilities	-	(26)
Deferred tax liabilities	$(1,976)	$(1,991)

Net	$1,252	$566

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 19 -TAXES ON INCOME (CONT)

h.Deferred income taxes (cont.):

The following table summarizes the changes in the valuation allowance for deferred tax assets:

Balance, December 31, 2018	$3,375
Additions during the year	125
Balance, December 31,2019	$3,500
Additions during the year	1,984
Balance, December 31,2020	$5,484
Additions during the year	-
Balance, December 31,2021	$5,484

Valuation allowances are mainly related to (i) U.S. subsidiary for which valuation allowance was provided in respect of deferred tax assets resulting from carryforward of State tax losses in the amount of $ 1,519. That amount is expected to expire gradually starting from 2024 and (ii) Capital losses attributed to the Company in the amount of $ 1,502. (iii) corporate income tax losses carryforward incurred in TAT Gedera in amount of $2,434.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 20 -SEGMENT INFORMATION

a.Segment Activities Disclosure:

TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories mainly through our Gedera facility and our Limco subsidiary; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components (mainly APU and LG) through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary.

-OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board of commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

-MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

-MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components, as well as APU lease activity. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

-TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps. The discontinued operation regarding to the JT8D activity is part of the coating jet engines component segment thus the numbers for this segment were reclassified due to discontinued operation for the year 2019.

The Group’s chief operating decision-maker (CEO of the Company) evaluates performance, makes operating decisions and allocates resources based on financial data, consistent with the presentation in the accompanying financial statements. CODM reviews revenue, gross profit, operating income and the following assets: cash and cash equivalents, accounts receivable and inventory.

During 2021 TAT executed and continue to work on the company's plan to consolidate the Company’s operations from four to three production sites by consolidating its production sites in Israel “OEM of heat transfer solutions and aviation accessories” with the “overhaul and coating of jet engine activity” and transferring the heat exchanges cores production operations from Israel to the Company’s production site in Tulsa, Oklahoma.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 20 -SEGMENT INFORMATION (CONT)

b.Segments statement operations disclosure:

The following financial information is the information that CODM uses for analyzing the segment results. The figures are presented in consolidated method as presented to CODM.

The following financial information is a summary of the operating income of each operational segment:

	Year ended December 31, 2021
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-company sales	Consolidated
Revenues
Sale of products and services	$22,238	$18,669	$33,232	$3,834	$-	$77,973
Intersegment revenues	3,739	177	-	-	(3,916)	-
Total revenues	25,977	18,846	33,232	3,834	(3,916)	77,973

Cost of revenues	24,044	16,922	26,444	2,978	(3,685)	66,703
Gross profit	1,933	1,924	6,788	856	(231)	11,270

Research and development	122	80	202	160	(47)	517
Selling and marketing	2,040	1,015	1,961	220	(89)	5,147
General and administrative	3,128	1,855	3,004	558	(191)	8,354
Other expenses (income)	(913)	-	(432)	(19)	896	(468)
Restructuring expenses, net	1,338	386	-	31	-	1,755

Operating income (loss)	$(3,782)	$(1,412)	$2,053	$(94)	$(800)	$(4,035)
Financial expenses, net						540
Loss before tax benefits						(4,575)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 20 -SEGMENT INFORMATION (CONT)

b.Segments statement operations disclosure (cont.)

	Year ended December 31, 2020
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and lease	Overhaul and coating of jet engine components	Elimination of inter-company sales	Consolidated
Revenues
Sale of products and services	$20,179	$20,445	$31,189	$3,546	$-	$75,359
Intersegment revenues	2,946	195	-	-	(3,141)	-
Total revenues	23,125	20,640	31,189	3,546	(3,141)	75,359

Cost of revenues	21,703	17,885	26,961	3,312	(2,937)	66,924
Gross profit (loss)	1,422	2,755	4,228	234	(204)	8,435

Research and development	(3)	(2)	7	183	-	185
Selling and marketing	1,429	1,152	1,527	261	-	4,369
General and administrative	2,183	2,054	2,732	643	-	7,612
Other expenses (income)	-	21	-	294	-	315
Operating income (loss)	$(2,187)	$(470)	$(38)	$(1,147)	$(204)	$(4,046)
Financial expenses, net						770
Loss before taxes on income						(4,816)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 20 -SEGMENT INFORMATION (CONT)

b.Segments statement operations disclosure (cont.)

	Year ended December 31, 2019
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and lease	Overhaul and coating of jet engine components	Elimination of inter-company sales	Consolidated
Revenues
Sale of products and services	$20,552	$34,183	$38,687	$4,057	$-	$97,479
Intersegment revenues	6,037	250	-	-	(6,287)	-
Total revenues	26,589	34,433	38,687	4,057	(6,287)	97,479

Cost of revenues	23,998	27,852	33,337	3,460	(6,468)	82,179
Gross profit	2,591	6,581	5,350	597	181	15,300

Research and development	58	83	7	(35)	-	113
Selling and marketing	1,530	1,638	1,334	427	-	4,929
General and administrative	1,978	2,734	2,408	534	-	7,654
Operating income (loss)	$(975)	$2,126	$1,601	$(329)	$181	$2,604

Financial expenses, net						422
Income before taxes on income						2,182

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 20 -SEGMENT INFORMATION (CONT)

c.The following financial information identifies the assets, depreciation and amortization, and capital expenditures to segments:

	Year ended December 31, 2021
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Discontinued operation	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	27,271	27,267	45,112	-	7,128	4,055	110,833
Depreciation and amortization	2,174	740	1,683	-	284	-	4,881
Asset’s impairment	1,800	-	-	-	-	-	1,800
Expenditure for segment assets	271	4,831	5,624	-	1,604	-	12,330

	Year ended December 31, 2020
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Discontinued operation	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	32,536	21,525	41,433	-	6,073	14,554	116,121
Depreciation and amortization	1,400	1,020	799	-	846	-	4,065
Expenditure for segment assets	765	556	9,410	-	309	-	11,040

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 21 -ENTITY-WIDE DISCLOSURE

a.Total revenues - by geographical location were attributed according to customer residential country as follows:

	Year ended December 31,
	2021	2020	2019
	Total revenues	Total revenues	Total revenues

Sale of products
Israel	$5,532	$3,355	$3,464
United States	13,716	12,284	14,181
Other	6,622	7,100	7,374
	$25,870	$22,739	$25,019

	Year ended December 31,
	2021	2020	2019
	Total revenues	Total revenues	Total revenues

Sale of Services
Israel	$2,213	$3,543	$3,624
United States	34,231	34,765	43,196
Other	15,659	14,312	25,640
	$52,103	$52,620	$72,460

b.Total long-lived assets - by geographical location were as follows:

	December 31,
	2021	2020	2019

Israel	$8,427	$15,071	$16,692
United States	26,978	18,908	11,354
Total	$35,405	$33,979	$28,046

c.Major Customers

The company has a single costumer which his annual sales in 2021 constitute 12.8% from the total group sales.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 22 -SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS INFORMATION

	Warranty provision	Provision for current expected credit losses

Balance, as of December 31, 2018	$285	$276
Additions	115	84
Deductions	(165)	(46)

Balance, as of December 31, 2019	$235	$314
Additions	80	194
Deductions	(65)	(202)

Balance, as of December 31, 2020	$250	$306
Additions	80	269
Deductions	(87)	(186)

Balance, as of December 31, 2021	$243	$389

NOTE 23 -SUBSEQUENT EVENTS

Following the Company's announcement in 2021 regarding to the intention to transfer Company's activity from our leased facility in Gedera to a facility in Tulsa, Oklahoma and to a facility in Kiryat Gat as part of the company restructuring plan, in December 2021 the TAT and the landlord agreed on the settlement conditions which signed on January 10, 2022. TAT will vacate the property on March 31, 2022 and pay the rent fees until this termination date without any exit penalty or additional evacuation cost, see note 7.