Form 20-F
period 2022-12-31
TAT TECHNOLOGIES LTD
filed 2023-03-29
CIK 808439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _____________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ..........................

Commission file number: 0-16050

TAT TECHNOLOGIES LTD.
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

Hamelacha 5, Netanya 4250540, Israel
(Address of principal executive offices)

Ehud Ben-Yair
Chief Executive Officer
Telephone: +972-54-4522565
Email: ehudb@tat-technologies.com
Hamelacha 5 St,
Natanya 4250540, Israel
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

Ordinary Shares, par value NIS 0.90 per share.................... 8,911,546
(as of December 31, 2022)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ ☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

TABLE OF CONTENTS

Page

INTRODUCTION		1
PART I		3
Item 1.	Identity of Directors, Senior Management and Advisers	3
Item 2.	Offer Statistics and Expected Timetable	3
Item 3.	Key Information	3
	A. Selected Financial Data	3
	B. Capitalization and Indebtedness	3
	C. Reasons for the Offer and Use of Proceeds	3
	D. Risk Factors	3
Item 4.	Information on the Company	15
	A. Business Overview	16
	B. Government Regulations	31
	C. Property, Plants and Equipment	32
Item 4A.	Unresolved Staff Comments	33
Item 5	Operating and Financial Review and Prospects	33
	A. Research and Development, Patents and Licenses	45
	B. Trend Information	45
	C. Off-Balance Sheet Arrangements	45
	D. Tabular Disclosure of Contractual Obligations	45
Item 6.	Directors, Senior Management and Employees	46
	A. Directors and Senior Management	46
	B. Compensation	48
	C. Board Practices	49
	D. Employees	57
	E. Share Ownership	58
	F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	58
Item 7.	Major Shareholders and Related Party Transactions	59
	A. Major Shareholders	59
	B. Related Party Transactions	60
	C. Interests of Experts and Counsel	60
Item 8.	Financial Information	61
	Consolidated Statements and Other Financial Information	61
	Significant Changes	61
Item 9.	The Offer and Listing	61
	A. Offer and Listing Details	61
	B. Plan of Distribution	61
	C. Markets	61
	D. Selling Shareholders	61
	E. Dilution	61
	F. Expense of the Issue	61

INTRODUCTION

TAT Technologies Ltd. is a leading provider of solutions and services to the aerospace and defense industries, focused mainly on two product areas and services: Thermal Management and Power and Actuation. The Company operates four operational units: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through Kiryat Gat facility (TAT Israel); (ii) maintenance repair and overhaul (“MRO”) services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary (mainly APU and LG); and (iv) overhaul and coating of jet engine components through its Turbochrome subsidiary.

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

TAT employed as of December 31, 2022 471 employees and operates in Three locations: its facility in Kiryat Gat, Israel (“TAT Israel” and “Turbochrome”); Limco Airepair Inc. (“Limco”) in Tulsa, Oklahoma; Piedmont Aviation Component Services LLC (“Piedmont”) in Greensboro, North Carolina; the Company's Headquarter in Netanya Israel and strategic sales office in Mooresville North Carolina.

Through TAT Israel, TAT is an OEM of a broad range of heat transfer solutions, air conditioning systems and other cooling systems used in mechanical and electronic systems on board military and commercial aircraft as well as in ground systems. TAT Israel is also an OEM for a wide range of aviation accessories and provides limited MRO services for military and commercial customers, mainly for aviation accessories. TAT Israel is a repair station certified by the Federal Aviation Administration (“FAA”).

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

              During the years 2020 and 2021 the COVID-19 pandemic had an adverse effect on our industry and the markets in which we operate. The COVID-19 outbreak has significantly impacted the aviation market in which TAT’s customers operate and has resulted in a reduction of TAT’s business with some of these customers. Global supply shortages emerged for certain products, leading to delays in delivery schedule. Additionally, recent cost inflation stemming from the pandemic may lead to higher material and labor costs. We actively monitor and respond to the changing conditions created by the pandemic, with focus on prioritizing the health and safety of our employees, dedicating resources to support our communities, and innovating to address our customers’ needs. In order to mitigate the impact of the decline in business as a result of the pandemic, TAT implemented measures to reduce its expenses, including a reduction in its headcount as well as other cost savings measures. The potential long-term impact and duration of the COVID-19 pandemic on the global economy and our business continue to be difficult to assess or predict. Related public health and safety measures have resulted in significant social disruption and have had an adverse effect on economic conditions and spending, inflation, interest rates, and business investment, all of which have affected our business.

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

Macroeconomic conditions, including inflation, rising interest rates and recessionary concerns, as well as ongoing labor cost pressures, transportation and shipping cost pressures, and the COVID-19 pandemic, have had, and may continue to have, a negative impact on our business, financial condition, profitability, and cash flows. For instance, we were negatively impacted in fiscal 2022 by persistent cost pressures, including supply chain and labor costs. We expect inflationary cost pressures to continue in 2023 and we continue to closely monitor macroeconomic conditions, including customer behavior, and the impact of these factors on customer demand. Continuing or worsening inflation, recessionary concerns and/or supply chain and labor challenges, as well as the current turmoil in the banking industry, may negatively impact our business, financial condition, profitability, and/or cash flows.

Geopolitical events, including the ongoing conflict between Russia and Ukraine and the related economic sanctions by Western governments on Russia, has caused greater uncertainty in the global economy and exacerbated the inflation situation.

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

•
The aerospace industry is subject to significant regulation and oversight, and TAT and its subsidiaries may incur significant fines, penalties and costs if TAT and its subsidiaries do not comply with these regulations.

•	TAT competes with a number of established companies in all aspects of TAT’s business, many of which have significantly greater resources or capabilities than TAT.
•
TAT derives a material share of its revenues from few major customers. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

•
A part of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments and are subject to special risks. A loss of all, or a major portion, of these revenues from government contracts could have a material adverse effect on TAT’s operations.

•
If TAT and its subsidiaries do not receive the governmental approvals necessary for the export of their products, TAT’s revenues may decrease. Similarly, if TAT’s suppliers and partners do not receive their government approvals necessary to export their products or designs to TAT, TAT’s revenues may decrease.

•
TAT depends on a limited number of suppliers of components for certain of its products and if TAT or any of its subsidiaries are unable to obtain these components when needed, they would experience delays in manufacturing their products and TAT’s financial results could be adversely affected.

•
TAT may face increased labor and raw materials costs. TAT may not be able to recoup future increases in the cost of wages and raw materials required for its operations through price increases for its products.

•	TAT’s future success depends on its ability to develop new offerings and technologies.
•	TAT may face significant risks in the management of its inventory, while failure to effectively manage its inventory levels may result in supply imbalances that could harm its business.
•	TAT’s backlog of projects under contract is subject to unexpected adjustments, delays in payments and cancellations.
•	TAT faces special risks from international sales operations which may have a material adverse effect on TAT’s business, operating results and financial condition.
•
The continuing effects of the COVID-19 pandemic are highly unpredictable and could be significant, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

•	TAT may engage in future acquisitions that could dilute TAT’s shareholders’ equity and harm TAT’s business, results of operations and financial condition.
•	Our strategic partnerships and relationships carry inherent business risks.
•	Rapid technological changes may adversely affect the market acceptance of TAT's products.
•	TAT has fixed-price contracts with some of its customers and TAT bears the risk of costs in excess of its estimates. In addition, TAT may not be able to pass on increased costs to its customers.
•
TAT depends on its key executives; it may not be able to hire and retain additional key employees or successfully integrate new members of its team; the loss of key employees could have a material adverse effect on TAT’s business.

•	TAT depends on its manufacturing and MRO facilities and any material damage to these facilities may adversely impact TAT’s operations.
•
TAT uses equipment that is not easily repaired or replaced, and therefore material equipment failures could cause TAT or its subsidiaries to be unable to meet quality or delivery expectations of its customers.

•	TAT may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.
•	TAT has potential exposure to liabilities arising under environmental laws and regulations.
•	TAT is exposed to potential liabilities arising from product liability and warranty claims.
•	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.
•
TAT’s activity in Israel may be adversely affected by a change in the exchange rate of the NIS against the dollar. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on TAT’s profitability and period to period comparisons of TAT’s results.

Risk Factors Related to Our Ordinary Shares

•	TAT’s share price has been volatile in the past and may decline in the future.
•	Substantial future sales of TAT’s ordinary shares by TAT’s principal shareholders may depress TAT’s share price.

Risks Relating to Our Location in Israel

•
Because TAT has significant operations in Israel, TAT may be subject to political, economic and other conditions affecting Israel that could increase TAT’s operating expenses and disrupt TAT’s business.

•	TAT’s results of operations may be negatively affected by the obligation of its personnel to perform military service.
•	Your rights and responsibilities as a shareholder are governed by Israeli law and may differ in some respects from the rights and responsibilities of shareholders under U.S. law.
•	Israeli law may delay, prevent or make difficult an acquisition of TAT, which could prevent a change of control and, therefore, depresses the price of TAT’s shares.
•	Investors and TAT’s shareholders generally may have difficulties enforcing a U.S. judgment against TAT, TAT’s executive officers and directors or asserting U.S. securities laws claims in Israel.
•	As a foreign private issuer whose shares are listed on NASDAQ, TAT may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

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

Five customers accounted for approximately 26.4%, 27.8% and 24.6% of TAT’s revenues for the years ended December 31, 2022, 2021 and 2020, respectively. TAT’s major customers may not maintain the same volume of business with TAT in the future. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

A part of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments and are subject to special risks. A loss of all, or a major portion, of these revenues from government contracts could have a material adverse effect on TAT’s operations.

A portion of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments accounted for approximately 6.3%, 5.6% and 8.1% of TAT’s revenues on a consolidated basis for the years ended December 31, 2022, 2021 and 2020, respectively.

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

In addition, the COVID-19 pandemic may continue to negatively impact the global supply chain and we may experience negative impacts from supply chain pressures. We are working with our suppliers to mitigate delays in our receipt of necessary raw materials, components and other supplies and to reduce supply chain costs.

TAT may face increased labor and raw materials costs. TAT may not be able to recoup future increases in the cost of wages and raw materials required for its operations through price increases for its products.

We are impacted by inflationary increases in wages and cost of raw materials. In all countries in which we operate, wage and benefit inflation, whether driven by competition for talent, or ordinary course pay increases and other inflationary pressure, may increase our cost of providing services and reduce our profitability. In addition, border closings, lockdowns and labor shortages resulting from COVID-19, as well as the continuing economic recovery, negatively impacted global supply and distribution capabilities. Decreases in the availability of supplies, increases in the cost of supplies, and delivery issues have caused shortages and delays, as well as increased costs for the procurement of raw materials, components and other supplies required for our performance. TAT may not be able to recoup future increases in the cost of labor and raw materials through price increases for its products and services. Our operating profits and margins under our contracts could be adversely affected by these factors, particularly if the current inflationary pressures are prolonged. If TAT is unable to obtain the raw materials required for its operation, TAT could experience delays or disruptions in the provision of its services and its financial results could be adversely affected.

TAT’s future success depends on its ability to develop new offerings and technologies.

              The markets we serve are characterized by rapid changes in technologies and evolving industry standards. In addition, some of our products are installed on, and some of our services are provided in connection with, platforms that may have a limited life or become obsolete. Unless we develop new offerings or enhance our existing offerings, we may be susceptible to loss of market share resulting from the introduction of new or enhanced offerings by competitors.

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

 In the years ending December 31, 2022, 2021 and 2020, approximately 92%, 89% and 91% of TAT’s sales, respectively, resulted from TAT’s operations out of Israel. This revenue concentration is subject to various risks, including:

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

As a result of the current geopolitical tensions and conflict between Russia and Ukraine, and the recent invasion by Russia of Ukraine, the governments of the United States, EU, Japan and other jurisdictions have recently announced the imposition of sanctions on certain industry sectors and parties in Russia and certain impacted regions, as well as enhanced export controls on certain products and industries. Due to such sanctions, our subsidiary Limco, has ceased selling its products to customers in Russia. While our business in Russia is of limited in scope, these restrictions may cause a reduction of our sales and financial results.

The continuing effects of the COVID-19 pandemic are highly unpredictable and could be significant, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

During the years 2020 and 2021 the COVID-19 pandemic had an adverse effect on our industry and the markets in which we operate. The COVID-19 outbreak has significantly impacted the aviation market in which TAT’s customers operate and has resulted in a reduction of TAT’s business with some of these customers. In order to mitigate the impact of the decline in business as a result of the pandemic, TAT implemented measures to reduce its expenses, including the Company's restructuring plan announced in March 2021, reduction in its headcount as well as other cost savings measures. Please see Note 9 to the company financial statements.  The Company applied and received governmental assistance as part of the COVID-19 relief programs provided by the Israeli government and certain states in the United States in which the Company and its subsidiaries operate.  Please see Notes 10 and 11 to the company financial statements for long term loans, credit lines and grants received in connection with governmental assistance. The potential long-term impact and duration of the COVID-19 pandemic on the global economy and our business continue to be difficult to assess or predict. Related public health and safety measures have resulted in significant social disruption and have had an adverse effect on economic conditions and spending, inflation, interest rates, and business investment, all of which have affected our business.

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

Our actions with respect to these affiliated companies may be restricted to some degree by shareholder agreements entered into with our strategic partners. Our business, financial condition, results of operations and prospects may be materially harmed if disagreements develop with our partners. Our ability to withdraw funds and dividends from these entities may depend on the consent of partners. If one of our strategic partners becomes subject to investigation, sanctions or liability, TAT might be adversely affected. Furthermore, strategic partnerships in emerging markets are accompanied by risks inherent to those markets, such as an increased probability of a partner defaulting on obligations or losing a partner with important insights in that region. Strategic partnerships in emerging markets are subject to greater risks than strategic partnerships in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in currencies. As a result of the current geopolitical tensions and conflict between Russia and Ukraine, and the recent invasion by Russia of Ukraine, the governments of the United States, EU, Japan and other jurisdictions have recently announced the imposition of sanctions on certain industry sectors and parties in Russia and certain impacted regions, as well as enhanced export controls on certain products and industries. Due to such sanctions, during 2022 our joint venture in Russia ceased to purchase heat-exchange cores from Limco, our US subsidiary, and therefore the joint venture had to materially limit the extent of the MRO services it provides to its customers.

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

TAT’s results of operations depend in large part on its ability to provide prompt and efficient service to its customers upon receipt of orders, either the manufacture and delivery of OEM products or the provision of MRO services. As a result, any material disruption of TAT’s day-to-day operations could have a material adverse effect on its business, customer relations and profitability. TAT relies on its Kiryat Gat, Israel, Kernersville and Greensboro, North Carolina and Tulsa, Oklahoma facilities for the manufacture of its OEM products and provision of its MRO services. A war or terrorist act, fire, flood, earthquake or other disaster or condition that significantly damaged or destroyed any of these facilities would have a material adverse effect on the operations of TAT.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on TAT and its executives and directors. TAT’s efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) governing internal controls and procedures for financial reporting have resulted in increased general and administrative expenses and a diversion of management time and attention. TAT expects these efforts to require the continued commitment of significant resources. TAT may identify material weaknesses or significant deficiencies in its assessments of its internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on TAT’s operating results, investor confidence in TAT’s reported financial information and the market price of TAT’s ordinary shares. Our independent registered public accounting firm is not required to performed audit of our internal controls over financial reporting as of December 31, 2022.

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

TAT’s principal shareholders, FIMI Israel Opportunity FIVE, Limited Partnership and FIMI Opportunity V, L.P. (“FIMI” or the “FIMI Funds”), beneficially own together 58.96% of TAT’s outstanding shares. If FIMI sells a substantial number of TAT’s ordinary shares or if the perception exists that FIMI may sell a substantial number of TAT’s ordinary shares, the market price of TAT’s ordinary shares may fall. Any substantial sales of TAT’s shares in the public market may also impede our ability to sell equity or equity-related securities in the future at a time, in a place and on terms TAT deems appropriate.

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

Since its establishment in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic challenges for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on TAT’s operations and business. In recent years, there has been an escalation in violence among Israel, Hamas (which controls the Gaza Strip), the Palestinian Authority (which controls in the West Bank) and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip such as the missiles fired from the Gaza Strip into Israel. Ongoing violence between Israel and the Palestinians as well as tension between Israel and its Arab neighbors and Iran may have a material adverse effect on TAT’s business, financial conditions and results of operations.

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

Additionally, Israel’s most recent general elections were held on November 1, 2022. These elections were the fifth round of elections since April 2019. As of February 2023, the current elected government in Israel is pursuing extensive reforms to Israel’s judicial system. Certain financial, legal and commercial organizations and entities have claimed that such changes, if adopted, could adversely affect the macroeconomic condition in which we operate. At this stage, the proposed legislation has not become effective, and its scope has not been fully determined; we cannot assess the potential impacts of these changes and their likelihood on our business, prospects, financial condition and results of operation.

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

Item 4.          Information on the Company

History and Development of TAT

TAT was incorporated under the laws of the State of Israel in April 1985 under the name Galaxy Graphics Ltd. TAT changed its name to Galagraph Ltd. in August 1986 and to TAT Technologies Ltd. in May 1992. TAT is a public limited liability company under the Israeli Companies Law 1999-5759, (“Israeli Companies Law”), and operates under this law and associated legislation. TAT’s registered offices and principal place of business are located at 5 Hamelacha St., Netanya 4250540 Israel, and its telephone number is +972-8-862-8500. TAT’s website is
 www.tat-technologies.com. The information on TAT’S website is not incorporated by reference into this annual report.

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

Today TAT is a provider of a variety of solutions and services to the commercial and military aerospace and ground defense industries through its Kiryat Gat facility, as well as through its subsidiaries, Limco and Piedmont in the U.S. (Limco and Piedmont are held by TAT through Limco-Piedmont, Inc. (“Limco-Piedmont”)) and Turbochrome in Kiryat Gat, Israel.

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

A.          Business Overview

Overview

TAT Technologies Ltd. is a leading provider of solutions and services to the commercial and military aerospace and ground defense industries focused mainly on two product areas and services: Thermal Management and Power and Actuation. TAT operates under four business unit: (i) OEM of heat transfer solutions and aviation accessories through its Kiryat Gat facility (TAT Israel); (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) overhaul and coating of jet engine components through its Turbochrome subsidiary.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories through its TAT Israel primarily include the design, development and manufacture of (i) a broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

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

OEM of Heat Transfer Solutions and Aviation Accessories (TAT Israel)

TAT is an OEM of heat transfer solutions and aviation accessories to the commercial and military aerospace and ground defense industries, primarily through its TAT Israel. The main OEM activity at TAT Israel is the design and manufacture of a comprehensive line of heat exchangers and cold plates. Heat transfer solutions facilitate removal and dissipation of heat generated during the operation of mechanical and electronic systems. TAT Israel's heat transfer solutions are generally integrated into complete cooling systems. Using proprietary technological expertise, we design each heat transfer product to meet the specific space, power, performance and other needs of our customers. TAT Israel's heat transfer solutions are marketed worldwide for applications in commercial and military aircraft and electronic systems, the primary users of such equipment. TAT Israel's customers include, Liebherr-Aerospace Toulouse S.A. (“Liebherr”), Boeing Aircraft Company (“Boeing”), Israel Aerospace Industries, (“IAI”), Textron Aviation (“Cessna”), Pilatus Aircraft Ltd (“Pilatus”), Embraer Empresa Brasileira de Aeronáutica S.A. (“Embraer”), Eaton Aerospace LLC (“Eaton”), Parker Hannifin Corporation (“Parker”), Bell Helicopter, as well as the U.S. Air Force, U.S. Army, and U.S. Navy and other air forces from around the world. Such supply contracts are generally long-term engagements that may have terms of ten years or more.

As part of its OEM activities, TAT Israel is also engaged in the design, development and manufacture of complete cooling systems. This product line principally includes cooling systems for electronic systems (used in airborne military platforms) and ground cooling systems (used in military facilities, tents, vehicles and other military applications).

In addition, TAT Israel designs, develops and manufactures aviation flow control accessories. These accessories include components, such as valves and pumps. Customers for TAT Israel aviation accessories include Lockheed Martin Corporation (“Lockheed Martin”), Boeing, Continental Motors (“Continental”), the Israel Air Force (“IAF”), IAI, Elbit Systems (“Elbit”), Rafael Advanced Defense Systems (“Rafael”), as well as the U.S. Air Force and U.S. Navy and other air forces from around the world.

TAT Israel's also provides limited MRO services to military customers, mainly for aviation accessories as well as for certain heat transfer solutions. TAT Israel's currently overhauls emergency power units, hydrazine tanks, jet fuel starters, cooling turbines and various valves for the F-16 fighter aircraft. The customers for TAT Israel MRO services include the IAF, IAI, various NATO countries, as well as the U.S. Air Force, U.S. Army and U.S. Navy.

TAT Israel relies on highly qualified personnel and strong engineering, development and manufacturing capabilities that enable it to support its customers from the early program development phase to prototype delivery.

TAT estimates the size of the markets in which TAT Israel operates to be significant based on the scope of development projects and purchasing processes of its customers. Many of the projects TAT Israel is engaged in are lengthy and complex, which account for its long-term supplier relationships and the customer loyalty it enjoys. TAT plans to expand its TAT Israel operations in the OEM segment, among other things, by increasing the scope of work with its existing strategic customers, establishing relationships with new customers, increasing its capabilities in complete systems/subsystems manufacturing, and by targeting strategic territories with high commercial potential.
.

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

             In this instance Piedmont signed several strategic agreements with Honeywell (aerospace division), under these transactions Honeywell granted a 10 years license to MRO the following APU lines : 331-200\250 , 331-500 that serves the Boeing 777 platform and 131 that serves the Boeing 737 platform and Airbus 319-320-321 platform. During 2021 piedmont entered into the APU leasing activity with a purchase of 18 331-500APU engines from Honeywell, under which Honeywell is the main customer for leasing these engines (Under this agreement piedmont is Honeywell's sole source for engines for lease purposes). In 2022 Piedmont increased the lease pool by adding six 131-9A/B APU’s and five 331-200/250 APU’s.

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

              In June 2020, Company's management decided to discontinue the JT8D engine blades reconditioning activity as part of a strategic change in Turbochrome's business to focus on new capabilities to provide services to newer types of engines. The discontinued operation is related to the JT8D engine blades reconditioning activity in Turbochrome , which constitutes a material portion of Turbochrome’s revenues. In 2021 the company continued with the fade out plan of the JT8D engine blade reconditioning activity and in 2022 this activity is immaterial for TAT financial statements reporting.

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

Products and Services

OEM of Heat Transfer Solutions and Aviation Accessories

TAT Israel manufactures a wide range of heat transfer solutions used on board aircraft, air conditioning systems, environmental control systems and cooling systems for electronics for military use. These solutions are manufactured in compliance with all of the stringent quality assurance standards that apply to the manufacture of aircraft parts. TAT Israel's quality system complies with ISO 9001, AS9100, Boeing quality systems approval D6-82479 and FAR 21.303 (the FAA standard for Parts Manufacturer Approval) and NADCAP for non-destructive testing and welding.

Heat Transfer Solutions

TAT Israel specializes in the design and manufacture of highly efficient, compact and reliable heat transfer solutions that are designed to meet stringent constraints such as size, weight and environmental conditions. Heat transfer solutions, such as heat exchangers and cold plates, are integral components of a wide variety of environmental control, mechanical and engine systems, as well as a wide range of electronic systems. These systems generate heat during operation that must be removed and dissipated. Heat transfer solutions facilitate the exchange of heat created through the operation of these systems by transmitting the heat from a hot medium (air, oil or other fluids) to a cold medium for disposal.

In the aerospace industry, there is a constant need for improvements in performance, weight, cost and reliability. In addition, as electronic systems become smaller and more densely packed, the need for sophisticated and efficient heat transfer components used to provide the cooling functions becomes more critical. Using TAT Israel's technological expertise, TAT believes it is well positioned to respond to these industry demands through continued new product development and product improvements.

TAT Israel's principal heat transfer solutions include heat exchangers and cold plates. Typically, air-to-air heat exchangers cool a jet engine’s bleed air which, when cooled, is then used in the aircraft’s air conditioning, pressurization and pneumatic systems. The liquid-to-air heat exchangers cool liquids such as engine oil, hydraulic oil and others used in other systems.

TAT Israel provides a one-stop-shop for all types of heat transfer solutions. TAT Israel's heat exchangers are generally priced between approximately $2,000 and $45,000 per unit. A significant portion of TAT Israel's heat transfer solutions is sold to customers in connection with the original manufacture or retrofitting of particular aircraft equipment. TAT Israel generally enters into long-term supply contracts with its customers, which require TAT Israel to supply heat transfer products as part of a larger project.

TAT Israel also manufactures other heat transfer solutions, such as cooling chassis, heat sinks and cold plates (which may be air-to-air, liquid-to-air or liquid-to-liquid), to control and dispose heat emitted by the operation of various electronic systems. Such products are currently utilized mainly in radar systems, avionics, electronic warfare systems and various pods for targeting, navigation and night vision.

As a result of the specialized nature of the systems in which TAT Israel's parts are included, spare and replacement parts for the original heat transfer solutions are also usually provided by TAT Israel.

During 2021, as part of a strategic plan by TAT’s management, TAT started transferring the heat exchangers activity from its Gedera facility to Limco in the US. The transfer was accomplished according to TAT’s management strategic plan in 2022. Such transfer is expected to create a unified independent MRO\OEM center for heat exchangers, and as part of such transfer TAT will build its strategic R&D center for heat exchangers in the US.

Aviation Flow Control Accessories

TAT Israel is also engaged in the design, development, manufacture and MRO services for aviation flow control accessories. These accessories include components such as valves and pumps.

Cooling and Air Conditioning Systems

TAT Israel is also engaged in the design, development and manufacture of complete environmental control systems and cooling systems. This product line includes ground cooling systems mainly for military applications such as mobile command and control units, command and control vehicles, armored vehicles, mobile broadcast units, mobile hospitals, etc. In addition, TAT Israel designs, develops and manufactures power electronics cooling systems based on customer specifications, while providing a complete engineering solution in compliance with strict civil aviation standards. TAT Israel's systems are used globally and are tested under strict standards.

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

Due to the increased maintenance costs of their aging fleets many carriers are seeking ways to reduce costs, minimize down-time, increase aircraft reliability and extend time between overhauls. One way to accomplish this goal is through the outsourcing of more of their maintenance and support functions to reliable third parties. Furthermore, we believe that commercial carriers making the decision to outsource their MRO requirements are searching for MRO service providers with a wide-range of service capabilities. Such MRO service providers allow the carriers to concentrate their outsourcing of MRO services to a select group of third-party providers. The global military aircraft fleet also presents similar opportunities for MRO service providers. We believe that an aging military fleet and the increased use of upgrade programs aimed at extending the useful life of military aircraft will provide continued MRO growth opportunities.

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

As part of the TAT's strategic plan announced in March 2021, the Company will enhance Limco's Heat exchange cores manufacturing capabilities by, among other things, strengthening Limco’s employees’ engineering knowledge, recruitment and training of employees and investment in new machines and infrastructures.

Limco performs MRO services at its repair station in Tulsa, Oklahoma which has ISO9001, AS9110 and AS9100 certification, NADCAP certification for dye penetrant testing, welding and heat treating, and is licensed to provide MRO services by the FAA and EASA, as well as by the civil aviation Administrations of Thailand, Indonesia and China.

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

Due to increased maintenance costs of their aging fleets many carriers are seeking ways to reduce costs, minimize down-time, increase aircraft reliability and extend time between overhauls. One way to accomplish this goal is through the outsourcing of more of their maintenance and support functions to reliable third parties. Furthermore, we also believe that commercial carriers making the decision to outsource their MRO requirements are searching for MRO service providers that offer a wide-range of service capabilities. These MRO service providers allow the carriers to concentrate their outsourcing of MRO services to a select group of third-party providers. The global military aircraft fleet also presents similar opportunities for MRO service providers. We believe that an aging military fleet and the increased use of upgrade programs aimed at extending the useful life of aircrafts will provide continued MRO growth opportunities.

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

Piedmont performs MRO services at its repair station in Greensboro, North Carolina, which is licensed by the FAA and EASA. Piedmont specializes in providing comprehensive repair and overhaul services for APU models manufactured by both Honeywell and Hamilton Sundstrand, two leading OEMs in the United States. In addition, Piedmont provides full repair, overhaul, machining, plating and grinding services for landing gear systems for commercial and military aircraft. Piedmont has a long history in providing landing gear MRO services for regional airliners, including aircraft manufactured by Bombardier (CRJ 100/200/Dash8), the French-Italian ATR (42/72), Gulfstream (G4), Lockheed Martin (P3/C130) and the Brazilian Embraer (E170/E190). During 2020 Piedmont stopped providing services to the CRJ platform.  At the end of 2020 Piedmont signed a new exclusive contract with Honeywell as Honeywell's exclusive rental bank provider for the APU 331-500 (used in the Boeing 777 platform). By signing this agreement with Honeywell and purchasing 18 APU331-500 engines Piedmont entered a new segment of APU leasing. Piedmont also signed a contract to be an authorized repair station for the 331-500 APU (serving the Boeing 777 platform) as well as the APU 131 serving the Boeing 737 platform and Airbus 319-320-321 platform.

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

Customers

General

TAT targets a broad range of customers within the commercial and military aerospace and ground defense industries. Our customers include commercial manufacturers of military equipment, commercial airlines, aircraft manufacturers, military forces, the defense industry, and other manufacturers of electronic systems, aviation units and machinery in the United States, Europe, CIS, Asia, Latin America and Israel. During 2022, TAT had revenues generated by more than 500 customers worldwide.

Major Customers

OEM Customers

TAT, primarily through TAT Israel, sells its OEM solutions and systems to commercial and military aircraft manufacturers and defense contractors and to the U.S. and Israeli governments.

Partial lists of OEM customers are set in the following table:

Aircraft manufacturers	Boeing, Textron, Pilatus, Embraer, Lockheed Martin, Honda Aircraft, Cirrus, Gulfstream.
System manufacturers/integrators and defense contractors	Liebherr, Thales, Rafael, Elbit, IAI, Parker, Lockheed Martin, Eaton Aerospace, Safran.

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

TAT’s partial list of MRO customers is set forth in the following table:

U.S. Domestic and international airlines and air cargo carriers
Air France-KLM, Lufthansa, FedEx, UPS, American Airlines, Delta Airlines, United, Air Canada Jazz, Republic Airways, DHL, Austrian Airlines, TAM, Thai, Korean Air, Air India, Swiftair, Allegiant Air, Empire Airlines, Mountain Air Cargo, Alliance Airlines, CAM – Cargo Aircraft Management, ASL airlines, Virgin Australia.

Maintenance service centers
Fokker, Honeywell International, Kellstrom Commercial, Aero Kool, Lufthansa Technik, RTX through Collins, SR Technics, Embraer, Evergreen Aviation Component Services, Turkish Technic, Delta Tech Ops, ST Aerospace Engineering, , Gulfstream, IAI, Haeco Americas , Air New-Zeeland.

Governments and military air forces	U.S. Army, U.S. Air Force and U.S. Navy; Israeli Ministry of Defense, IAF; Belgium Air Force, Polish Air Force, Portuguese Air Force, Japan Air Force.

Military Contracts

Direct sales to the U.S. government, our largest government customer, accounted for approximately 5.2% of TAT’s revenues for the year ended December 31, 2022, approximately 5.6% of our revenues for the year ended December 31, 2021 and approximately 6.1% of our revenues for the year ended December 31, 2020.

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

The vast majority of the governmental contracts to which TAT is party to are fixed-price contracts, some of which contain fixed-price escalation mechanism. Under these contracts, TAT agrees to perform specific work for a fixed price and, accordingly, realizes the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. The allowable government contract costs and fees of TAT are subject to audit and may result in non-reimbursement of some contract costs and fees. While governments reserve the right to conduct further audits, audits conducted for periods through fiscal year 2021 and 2022 have resulted in no material cost recovery disallowances for TAT.

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

As of December 31, 2022, our backlog included: (i) outstanding purchase orders representing an aggregate amount of $62.4 million, and (ii) sales that we expect to generate from long-term agreements (the longest of which is until 2033) for which we have not yet received actual purchase orders in an aggregate amount of $341 million.

Product and Service Warranties

TAT provides warranties for its products and services ranging from one to three years, depending on the nature of the specific product. To date, TAT’s warranty costs have not been substantial. As of December 31, 2022, the combined warranty reserve for TAT was $0.2 million.

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

As an independent MRO service provider, Limco’s competitors have inherent competitive advantages. For example, Limco competes with the service divisions of large OEMs which in some cases have design authority with respect to their OEM solutions and are able to derive significant pricing advantages from their OEM manufacturing activities. Limco also competes with the in-house service divisions of large commercial airlines where there is a strong incentive for an airline to fully utilize the services of its maintenance employees and facilities. Further, Limco’s competitors may have additional competitive advantages, such as:

•	Ability to bundle heat transfer and other aircraft components;
•	Access to greater marketing resources;
•	Access to superior technology; and
•	Greater resources which allow for better turnaround time.

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

A number of Piedmont’s competitors have inherent competitive advantages. For example, Piedmont competes with the service divisions of large OEMs which in some cases have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. Piedmont also competes with the in-house service divisions of large commercial airlines where there is a strong incentive for an airline to fully utilize the services of its maintenance employees and facilities. Further, Piedmont’s competitors may have additional competitive advantages, such as:

•	Better name recognition;
•	Ability to bundle aviation and other aircraft components;
•	Stronger relationships with customers and suppliers;
•	Lower cost structure;
•	Regional support near customers’ location;
•	Access to greater marketing resources;
•	Access to superior technology
•	Greater access to capital; and
•	Greater resources which allow for better turnaround time.

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

A number of Turbochrome’s competitors have inherent competitive advantages. For example, Turbochrome competes with the service divisions of large OEMs which may have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. Turbochrome also competes with the in-house service divisions of large commercial airlines and there is a strong incentive for an airline to fully utilize the services of its maintenance employees and facilities. Further, Turbochrome’s competitors may have additional competitive advantages, such as:

•	The ability to adapt faster to changes in customer requirements and industry conditions or trends;
•	Better name recognition;
•	Ability to bundle jet engine and other aircraft components;
•	Stronger relationships with customers, OEMs and suppliers;
•	Lower cost structure;
•	Regional support near customers’ location;
•	Access to greater marketing resources;
•	Access to superior technology;
•	Greater access to capital; and
•	Greater resources which allow for better turnaround time

Competitive Strengths

We believe that TAT’s success can be attributed to several critical factors, including the following:

•	Engaging in active efforts to preserve its customer base in existing projects, while working to broaden and increase its involvement with such clients.
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

TAT Israel's engineering staff has extensive knowledge and experience in designing heat transfer solutions. In general, TAT Israel has manufacturing capabilities for most heat transfer solutions. TAT Israel manufactures the necessary tools, fixtures, test equipment and special jigs which are required to manufacture, assemble and test these products. TAT Israel developed proprietary design and analysis techniques which assist in the mechanical and thermal design of its products. All of TAT Israel's products are inspected and tested by trained inspectors using highly sophisticated test equipment in accordance with its customer requirements.

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

Israeli Export Policy

Exports of military related products are subject to the military export policy of the State of Israel. Currently the Israeli government encourages exports to approved customers, provided that such exports do not run counter to Israeli policy or national security considerations. TAT Israel must obtain a permit prior to initiating a sales proposal and ultimately an export license for the transaction is required. Israeli law also regulates the export of “dual use” items (items that are typically sold for civilian uses or purposes but that may also have military purposes).

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

Israeli Regulations

TAT’s operations in Israel are subject to supervision by the Israeli Ministry of Defense and Civil Aviation Administration of Israel. TAT Israel is certified by the IAF and the Israeli Ministry of Defense for both manufacturing and maintenance. TAT Israel is also licensed as a repair station for certain components by the Civil Aviation Administration of Israel. In addition, TAT Israel export of certain products and/or know-how is subject to approval by the Defense Export Controls Agency (“DECA”) of the Israeli Ministry of Defense. DECA permits are required prior to submitting sales proposals with regard to such exports, as well as for the actual export of such products.

Environmental Matters

TAT’s operations are subject to a number of stringent federal, state and local environmental laws in the United States and Israel, as well as to regulation set or promulgated by government agencies, including the U.S. Environmental Protection Agency. Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transportation and disposal of pollutants and hazardous substances. These authorities may require TAT to initiate actions to remediate the effects of hazardous substances which may be or have been released into the environment and require TAT to obtain and maintain permits in connection with TAT’s operations. This extensive regulatory framework imposes significant compliance burdens and risks. During the years 2020-2021, the Israeli Water Authority requested that TAT perform sampling of certain groundwater wells in TAT’s facility in Gedera. During March 2022 TAT has terminated its lease agreement in Gedera facility and has no further requests from the water authority.

Although TAT seeks to maintain its operations and facilities in compliance with applicable environmental laws, there can be no assurance that TAT has no violations, or that change in such laws, regulations or interpretations of such laws, will not require TAT to make significant additional expenditures to ensure compliance in the future.

C.          Property, Plants and Equipment

During 2022 TAT completed the strategic plan announced in March 2021, which includes transferring TAT’s activity from the leased facility in Gedera to a facility in Tulsa, Oklahoma (see information regarding such facility below) and to a facility in Kiryat Gat, Israel which is leased by our wholly owned subsidiary Turbochrome. The facility in Kiryat Gat is approximately 138,000 square feet, and the land on which the facility is located is leased from the ILA. The leasehold rights are for a period ending in 2045 and are recorded in Turbochrome's name. Turbochrome paid the entire lease payments due until 2045 in a one-time payment (discounted to present value).

Limco owns and operates a 55,000 square feet manufacturing plant in Tulsa, Oklahoma which has historically supported all its business, including its aftermarket heat transfer component repair station. This facility also has housed Limco’s administration, engineering, quality control and support services.

Limco also leases building #2, building #3, building #4, building #5, and building #6.  Building #2 lease is effective from June 1, 2017 to November 30, 2026. The lessee or lessor may terminate the lease by giving lessee or lessor six months advance written notice.  The rent for building #2 is $4,000 per month plus the annual percentage increase in the CPI-W. Building #3 lease expired on January 31, 2014, however, the lease has renewed automatically from year to year since that date.  Either party has the right to cancel the lease with 30 days’ advance notice prior to the annual expiration of the term.  The rent for building #3 is $1,505 per month plus the annual percentage increase in the CPI-W.  Building #4 lease is effective from April 1, 2017 to March 31, 2029. The lessee or lessor may terminate the lease by giving the lessee or lessor 6 months advance written notice.  The rent for building #4 is $3,200 per month plus the annual percentage increase in the CPI-W.  The lease on building #5 expires on March 31, 2025.  The lessee or lessor may terminate the lease by giving the lessee or lessor 6 months advance written notice. The rent for building #5  is $4,100 per month plus the annual percentage increase in the CPI-W.  The lease on building #6 expires on March 31, 2032.  The lessee or lessor may terminate the lease by giving the lessee or lessor 6 months advance written notice. The rent for building #6 is $9,364 per month plus the annual percentage increase in the CPI-W.

 In 2022, 2021 and 2020, the rental expense for this property was $271, $158 and $149 thousand, respectively, for each one of these years.

In the second half of 2015, Piedmont leased approximately 82,000 square feet in Greensboro, North Carolina, for its new landing gear component and overhaul repair station as well as the MPG operation. The lease expires on June 30, 2025. In 2022, 2021 and 2020 the rental expense was $357 thousand, respectively, for each one of these years. In addition, Piedmont leases approximately 56,000 square feet space for its facility in Kernersville, North Carolina to support its APU component and overhaul repair station. During 2018, Piedmont vacated the first floor of the facility while continuing to lease the second-floor space, approximately 28,000 square feet.   In 2022, 2021 and 2020, the rental expense for this property was $48 thousand for each year respectively. The lease expired on October 31, 2016 and is now extended until May 2025.

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

Sources of Revenues

TAT, directly and through its subsidiaries, provides a variety of solutions and services to the commercial and military aerospace and ground defense industries, including:

(i)	OEM of heat transfer solutions and aviation components, such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers (through TAT Israel);
(ii)	MRO services for heat transfer components and OEM of heat transfer solutions (through our Limco subsidiary);
(iii)	MRO services for aviation components (through our Piedmont subsidiary); and
(iv)	Overhaul and coating of jet engine components (through our Turbochrome subsidiary).

              TAT’s revenues from its four operational segments for the three years ended December 31, 2022 were as follows:

	Year Ended December 31,
	2022		2021		2020
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Revenues
OEM of heat transfer solutions and aviation accessories	21,844	25.8%	25,977	33.3%	23,125	30.6%
MRO services for heat transfer components and OEM of heat transfer solutions	24,796	29.3%	18,846	24.2%	20,640	27.4%
MRO services for aviation components	35,879	42.4%	33,232	42.6%	31,189	41.4%
Overhaul and coating of jet engine components	5,770	6.8%	3,834	4.9%	3,546	4.7%
Eliminations	(3,733)	(4.3)%	(3,916)	(5)%	(3,141)	(4.1)%
Total Revenues	$84,556	100%	$77,973	100%	$75,359	100%

The following table reflects the geographic breakdown of TAT’s revenues for each of the three years ended December 31, 2022:

	Years Ended December 31,
	2022		2021		2020
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues

United States	$56,570	66.9%	$47,947	61.5%	$47,095	62.5%
Israel	7,162	8.5%	7,745	9.9%	6,851	9.1%
Other	20,824	24.6%	22,281	28.6%	21,413	28.4%
Total	$84,556	100.0%	$77,973	100.0%	$75,359	100.0%

Costs and Expenses

Cost of revenues. TAT’s cost of revenues for OEM operations and MRO services consists of component and material costs, direct labor costs, quality assurance costs, royalties, shipping expenses, overhead related to manufacturing and depreciation of manufacturing equipment.

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

The following table presents, for the periods indicated, information concerning TAT’s results of operations:

	Year Ended December 31
	2022	2021	2020
	(in thousands)
Revenues
OEM of heat transfer solutions and aviation accessories	$21,844	25,977	23,125
MRO services for heat transfer components and OEM of heat transfer solutions	24,796	18,846	20,640
MRO services for aviation components	35,879	33,232	31,189
Overhaul and coating of jet engine components	5,770	3,834	3,546
Eliminations	(3,733)	(3,916)	(3,141)
Total revenues	84,556	77,973	75,359
Cost of revenues
OEM of heat transfer solutions and aviation accessories	18,778	24,044	21,703
MRO services for heat transfer components and OEM of heat transfer solutions	20,750	16,922	17,885
MRO services for aviation components	28,890	26,444	26,961
Overhaul and coating of jet engine components	3,495	2,978	3,312
Eliminations	(3,285)	(3,685)	(2,937)
Total cost of revenues	68,628	66,703	66,924
Gross profit	15,928	11,270	8,435
Research and development costs, net	479	517	185
Selling and marketing	5,629	5,147	4,369
General and administrative	9,970	8,354	7,612
Other expenses (income)	(90)	(468)	315
Restructuring expenses, net	1,715	1,755	-
Operating income (loss)	(1,775)	(4,035)	(4,046)
Financial income (expense), net	127	(540)	(770)
Income (loss) before taxes on income (tax benefit)	(1,648)	(4,575)	(4,816)
Taxes on income (tax benefit)	98	(662)	(1,517)
income (loss) before equity investment	(1,746)	(3,913)	(3,299)
Share in results of affiliated company and impairment of share in affiliated companies	184	(76)	(185)
Net income (loss) from continued operation	$(1,562)	$(3,989)	$(3,484)
Net income (loss) from discontinued operation	-	427	(1,845)
Net income (loss)	$(1,562)	$(3,562)	$(5,329)

The following table presents, for the periods indicated, information concerning TAT’s results of operations as a percentage of revenues:

	Year Ended December 31,
	2022	2021	2020
Revenues
OEM of heat transfer solutions and aviation components	25.8%	33.3%	30.6%
MRO services for heat transfer components and OEM of heat transfer solutions	29.3	24.2	27.4
MRO services for aviation components	42.4	42.6	41.4
Overhaul and coating of jet engine components	6.8	4.9	4.7
Eliminations	(4.4)	(5)	(4.1)
Total revenues	100	100	100
Cost of revenues
OEM of heat transfer solutions and aviation components	22.2	30.8	28.8
MRO services for heat transfer components and OEM of heat transfer solutions	24.5	21.7	23.7
MRO services for aviation components	34.2	33.9	35.7
Overhaul and coating of jet engine components	4.1	3.8	4.4
Eliminations	(3.9)	(4.7)	(3.8)
Cost of revenues	81.2	85.5	88.8
Gross profit	18.8	14.5	11.2
Research and development costs, net	0.6	0.7	0.2
Selling and marketing	6.7	6.6	5.9
General and administrative	11.8	10.7	10.1
Other expenses (income)	(0.1)	(0.6)	0.4
Restructuring expenses, net	2	2.2
	21	19.6	16.6
Operating income (loss)	(2.1)	(5.1)	(5.4)
Financial income (expense), net	0.2	(0.7)	(1)
Income (loss) before taxes on income (tax benefit)	(1.9)	(5.8)	(6.4)
Taxes on income (tax benefit)	0.1	(0.8)	(2)
income (loss) before equity investment	(2.1)	(5)	(4.4)
Share in results of affiliated company and impairment of share in affiliated companies	0.2	(0.1)	(0.2)
Net income (loss) from continued operation	(1.8)	(5.1)	(4.6)
Net income (loss) from discontinued operation	-	0.5	(2.5)
Net income (loss)	(1.8)%	(4.6)%	(7.1)%
________________________
* Less than 0.1 percent

Year ended December 31, 2022 compared with Year ended December 31, 2021

              In 2022 the effects of COVID-19 pandemic have moderated, and demand for TAT’s products and services improved compared to the severe impacts of the pandemic on the company's results of operations in 2021 and 2020.

              Revenues. Total revenues were $84.5 million for the twelve months ended December 31, 2022, compared to $77.9 million for the twelve months ended December 31, 2021, an increase of 8.4%. This reflects (i) the decrease in revenues in the OEM of heat transfer solutions and aviation accessories segment; (ii) the increase in revenues in the MRO services for heat transfer components and OEM of heat transfer solutions segment; (iii) the increase in revenues in the MRO services for aviation components segment; and (iv) the increase in revenue in the overhaul and coating of jet engine components segment.

              Revenues from OEM of heat transfer solutions and aviation components. Revenues from this operating segment decreased to $21.8 million for the year ended December 31, 2022, from $25.9 million for the year ended December 31, 2021, a decrease of 15.8%.

              Revenues from MRO services for heat transfer components and OEM of heat transfer solutions. Revenues from the MRO services for heat transfer components and OEM of heat transfer solutions operating segment increased to $24.8 million for the year ended December 31, 2022, from $18.8 million for the year ended December 31, 2021, an increase of 31.9%.

              Revenues from MRO services for aviation components. Revenues from MRO services for aviation components operating segment increased to $35.9 million for the year ended December 31, 2022, from $33.2 million for the year ended December 31, 2021, an increase of 8.1%.

              Revenues from overhaul and coating of jet engine components. Revenues from overhaul and coating of jet engine components segment increased to $5.8 million for the year ended December 31, 2022, from $3.8 million for the year ended December 31, 2021 an increase of 53%.

              Cost of revenues. Cost of revenues was $68.6 million for the twelve months ended December 31, 2022, compared to $66.7 million for the twelve months ended December 31, 2021, an increase of 2.8%.

              Cost of revenues as a percentage of revenues decreased to 81.2% for the twelve months ended December 31, 2022, from 85.5% for the twelve months ended December 31, 2021. The decrease is primarily due to the increase in prices for the company's products and services, the reduction in fixed costs as a result of the restructuring plan led by the company's management, and the U.S. Employee Retention Credit (“ERC”) of $1.2 million.

              Cost of revenues for OEM of heat transfer solutions and aviation accessories. Cost of revenues for this operating segment was $18.8 million for the year ended December 31, 2022, compared to $24 million for the year ended December 31, 2021, a decrease of 21.7%.

              Cost of revenues as a percentage of revenues in this segment decreased to 86% in the year ended December 31, 2022, from 92.5% for the year ended December 31, 2021. The decrease is primarily due to reduction in expenses derived from the company's restructuring plan (including a reduction in labor cost due lower headcount following the implementation of the restructuring plan, and savings on lease payments after the transfer of operations from the Gedera facility to Kiryat Gat.

              Cost of revenues for MRO services for heat transfer components and OEM of heat transfer solutions. Cost of revenues for the MRO services for heat transfer components and OEM of heat transfer solutions operating segment increased to 20.8 million for the year ended December 31, 2022 from $16.9 million for the year ended December 31, 2021, an increase of 23.1%.

              Cost of revenues as a percentage of revenues in this segment increased to 83.6% in the year ended December 31, 2022 from 89.8% for the year ended December 31, 2021. The increase is primarily due to the transfer of heat exchange cores manufacturing capabilities to Limco in accordance with the company restructuring plan, which increase the labor cost and raw material usage as part of the learning curve in the new operational production line. The increase was partially offset with government-supported employees’ retention credit grant in an amount of $0.4 million that was included in cost of sales.

              Cost of revenues for MRO services for aviation components. Cost of revenues for MRO services for aviation components operating segment increased to $28.9 million for the year ended December 31, 2022 from $26.4 million for the year ended December 31, 2021, an increase of 9.5%.

              Cost of revenues as a percentage of revenues in this segment increased to 80.5% in the year ended December 31, 2022 from 79.6% for the year ended December 31, 2021. The increase is primarily due to government grants as PPP and ERC (employees’ retention credit) recognized in 2021 in the amount of $2.5 compared to $0.8 million in 2022  that have been included in cost of sales.

              Cost of revenues for overhaul and coating of jet engine components. Cost of revenues for the overhaul and coating of jet engine components segment increased to $3.5M for the year ended December 31, 2022 from $3 million for the year ended December 31, 2021, an increase of 17.4%.

              Cost of revenues as a percentage of revenues in this segment decreased to 60.6% in the year ended December 31, 2022 from 77.7% in the year ended December 31, 2021. The decrease is primarily due an increase in revenues and management’s actions in cost reduction.

              Research and development, net. Research and development expenses were $0.5 million for the twelve months ended December 31, 2022, compared to $0.5 million for the twelve months ended December 31, 2021.

              Research and development expenses as a percentage of revenues were 0.6% for the twelve months ended December 31, 2022 compared to 0.6% for the twelve months ended December 31, 2021.

              Selling and marketing. Selling and marketing expenses were $5.6 million for the twelve months ended December 31, 2022, compared to $5.1 million for the twelve months ended December 31, 2021.

              Selling and marketing expenses as a percentage of revenues were 6.7% for the twelve months ended December 31, 2022, compared to 6.6% for the twelve months ended December 31, 2021.

              General and administrative. General and administrative expenses were $10 million for the twelve months ended December 31, 2022, compared to $8.3 million for the twelve months ended December 31, 2021, an increase of 19%.

              General and administrative expenses as a percentage of revenues were 11.8% for the twelve months ended December 31, 2022, compared to 10.7% for the twelve months ended December 31, 2021. The increase is primarily due to increase in headcount and recruitments cost, travel expenses and auditors’ fees.

              Other expenses (income). Other expenses (income) were ($0.1) million for the twelve months ended December 31, 2022, compared to ($0.5) million for the twelve months ended December 31, 2021, a decrease of 80.8%.

              Other income as a percentage of revenues were 0.1% for the twelve months ended December 31, 2022, compared to 0.6% for the twelve months ended December 31, 2021. The change is mainly derived from the sale of fixed assets.

              Restructuring expenses. Restructuring expenses were $1.7 million for the twelve months ended December 31, 2022, compared to $1.8 million for the twelve months ended December 31, 2021.

              Restructuring expenses as a percentage of revenues were 2% for the twelve months ended in December 31, 2022 compared to 2.2% for the twelve months ended December 31, 2021. Such expenses are due to the company’s restructuring plan that was launched in 2021 and include an expense on a guarantee in the amount of $0.8 million related to the company’s evacuation of the Gedera facility.

              Financial expenses, net. Financial income, net for the twelve months ended December 31, 2022 were $0.1 million, compared to $0.5 million of financial expenses for the twelve months ended December 31, 2021. The decrease was mainly due to exchange rate differences as a result of a stronger US dollar compared to the Israeli Shekel  in 2022 (the Israeli Shekel weakened by 13.2% against the US dollar in 2022, compared to 2021 in which the Israeli Shekel strengthen by 3.3% against the US dollar). TAT obtained government-guaranteed and commercial loans in a total amount of $8 million (as of December 31, 2022) which are denominated in Israeli Shekel.

              Taxes on income (tax benefit). Taxes on income for the twelve months ended December 31, 2022, amounted to $0.1 million, compared to $0.7 million tax benefits for the twelve months ended December 31, 2021.

              Share in results of equity investment of affiliated companies. Share in results of equity investment of affiliated companies for the twelve months ended December 31, 2022, amounted to a gain of $0.2 million compared to a loss of less than $0.1 million for the twelve months ended December 31, 2021.

Year ended December 31, 2021 compared with Year ended December 31, 2020

Please see Item 5 on Form 20-F for the Year ended December 31, 2021 filed on March 14, 2022 for this comparison.

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

Impact of Currency Fluctuation and of Inflation

TAT reports its financial results in dollars and receives payment primarily in dollars or dollar-linked NIS for all of its sales while it incurs a portion of its expenses, principally salaries and related personnel expenses in Israel, in NIS. Additionally, certain assets, as well as a portion of its liabilities, are denominated in NIS. Therefore, the dollar cost of its operations is influenced by the extent to which any inflation in Israel is offset on a lagging basis or is not offset by the devaluation of the NIS in relation to the U.S. dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar, the dollar cost of operations in Israel increases. If the dollar cost of operations in Israel increases, its dollar-measured results of operations will be adversely affected. It is uncertain whether TAT will be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

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

Corporate Tax Rate

Israeli companies are generally subject to corporate tax on their taxable income (including capital gains). The regular corporate tax rate for Israel was 23% for the year ended December 31, 2020, December 31, 2021 and December 31, 2022.

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

Certain of TAT’s subsidiaries operate in and are subject to the tax laws of various other jurisdictions, primarily the United States. TAT’s U.S. subsidiaries are taxed based on federal and state tax laws.  The U.S. federal statutory flat tax rate for tax years 2021 and 2022 is 21%.

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

In addition, this Update also simplify the accounting for income taxes in certain topics as follows: 1. Requiring that an entity recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax; 2. Requiring that an entity evaluate when a step up in the tax basis of goodwill should be considered part of the business combination in which the book goodwill was originally recognized and when it should be considered a separate transaction;3. Specifying that an entity can elect (rather than required to) allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements;4. Requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. See Note 19 in the financial statements.

The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The new standard does not have a material effect on the Company's financial statements upon adoption.

Accounting pronouncements issued but not yet adopted:

1. In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), which increases the transparency of government assistance including disclosure of the type of assistance, an entity’s accounting for the assistance, and the effect of the assistance on an entity’s financial statements. ASU 2021-10 is effective for all entities for financial statements issued for annual periods beginning after December 15, 2021. An entity should apply the amendments either prospectively to all transactions within the scope of the ASU that are reflected in the financial statements at the date of initial application and that are entered into after that date or retrospectively to those transactions. See Note 6 in the financial statements.

Liquidity and Capital Resources

              As of December 31, 2022, TAT had cash and cash equivalents of $8 million compared to $13.2 million as of December 31, 2021, a decrease of $5.2 million primarily due to investments in machinery, infrastructure, buildings and new manufacturing capabilities in an amount of $ 16.1million.

During 2022, TAT increased its loans and lines of credit from commercial banks by $16.6 million, and repaid loans in the amount of $1.1 million.

During 2022, TAT received a loan from a commercial bank in the amount of $3.7 million.  The loan bears annual interest rate of 6.65% (Prime Rate +0.9%) and is repaid in equal monthly installment as of April 2022 through March 2029.

During 2022, TAT received loans from a commercial bank in the US in an aggregate amount of $7.9 million. These loans are secured with a first degree lien on TAT’s US subsidiaries equipment. The loans bear annual interest of 3.75% and 4.2% and are repaid in equal monthly installments until 2029 and 2031.

In March 2022 TAT received a short-term credit line of $5 million from a commercial bank in the US. The loan bears an annual fixed interest rate of 2.9% with a maturity date in March 2024.
For more information about the company's loans please refer to Note 10 in the financial statements.

              Capital expenditures for the years ended December 31, 2022, 2021 and 2020 were approximately $16.1 million, $15.6 million and $5.4 million, respectively. TAT funded these expenditures mainly from its own cash resources, cash flows from operations and new loans and credit line from banks. TAT expects that its available cash and cash equivalents and cash flow generated from operations will be sufficient to fund its capital expenditures.

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

Cash Flows

              The following table summarizes TAT’s cash flows for the periods presented:

	Year Ended December 31,
	(in thousands)
	2022	2021	2020
Net cash provided by (used in) operating activities	$(4,867)	$(2,269)	$5,947
Net cash used in investing activities	(16,120)	(15,639)	(5,407)
Net cash provided by financing activities	15,798	6,042	7,652
Net cash provided by (used in) discontinued activities	-	777	153
Net increase (decrease) in cash and cash equivalents	(5,189)	(11,089)	8,345
Cash and cash equivalents at beginning of the year	13,215	24,304	15,959
Cash and cash equivalents at end of the year	$8,026	$13,215	$24,304

Net cash used in operating activities for the year ended December 31, 2022, amounted to approximately $4.9 million, compared to net cash used in operating activities of $2.3 million for the year ended December 31, 2021 and net cash provided by operating activities of $5.9 million for the year ended December 31, 2020.

Net cash used in operating activities for the year ended December 31, 2022 was impacted by the company's restructuring plan costs with an amount of $1.7 million.

Net cash used in operating activities for the year ended December 31, 2022 was principally derived from the following adjustments of non-cash line items: an upward adjustment of $3.7 million for depreciation and amortization; a upward adjustment of $1.1 million for an increase in trade accounts payable; an upward adjustment of $2.7 million for accrued expenses. This was offset by a loss of $4 million; a downward adjustment of $5 million for increase in inventory; a downward adjustment of $2.6 million for increase in trade accounts receivable; and a downward adjustment of $1.5 million for increase in other current assets and prepaid expenses.

Net cash used in operating activities for the year ended December 31, 2021 was impacted by the company's restructuring plan cost with a total amount of $0.58 million.

Net cash used in operating activities for the year ended December 31, 2021 was principally derived from the following adjustments of non-cash line items: an upward adjustment of $4.8 million for depreciation and amortization; a upward adjustment of $2.6 million for increase in trade accounts payable; an upward adjustment of $1.8 million for impairment of fixed assets. This was offset by $3.5 million loss; a downward adjustment of $2.9 million for increase in trade accounts receivable; a downward adjustment of $1.4 million for government loan forgiveness; a downward adjustment of $1.3 million due to change in lease right of use and lease liability; and a downward adjustment of $1 million for increase in other current assets and prepaid expenses.

Net cash provided by operating activities for the year ended December 31, 2020 was principally derived from the following adjustments of non-cash line items: an upward adjustment of $4.1 million for depreciation and amortization; an upward adjustment of $9.5 million for decrease in trade accounts receivable; an upward adjustment of $1.9 million for decrease in inventory; an upward adjustment of $0.6 million for increase in non-cash finance expenses. This was offset by $5 million loss; a downward adjustment of $5.3 million for decrease in trade accounts payables; and a downward adjustment of $1.4 million for decrease in deferred income taxes, net and a downward adjustment of $0.3 million in accrued expenses.

In the year ended December 31, 2022, net cash used by investing activities was $16.1 million, out of which approximately $10 million was attributed to investment in new machinery and buildings due to the company's restructuring plan.

In the year ended December 31, 2021, net cash used by investing activities was $15.6 million, out of which approximately $5.8 million was attributed to investment in machinery and buildings due to the Company's restructuring plan.

In the year ended December 31, 2020, net cash used by investing activities was primarily attributable to $3.9 million purchase of property and equipment and $1.5 million purchase of intangible assets.

In the year ended December 31, 2022, net cash provided by financing activities was primarily attributable to an amount of $16.7 million  in commercial loans and lines of credit extended to the company during 2022. See Note 10 in the company's financial statements.

In the year ended December 31, 2021, net cash provided by financing activities was primarily attributable to a $3 million short-term line of credit received from a commercial bank and to loans of $3 million received in connection with a loan guaranteed by Israeli government due to Covid-19 government support.

In the year ended December 31, 2020, net cash provided by financing activities was primarily attributable to a $3.0 million short term line of credit received from a commercial bank and to loans of $4.6 million received in connection with the PPP loan program from the US SBA and in connection with a loan guaranteed by Israeli government due to Covid-19 government support.

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

D.          Tabular Disclosure of Contractual Obligations

              The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2022, and the effect we expect them to have on our liquidity and cash flow in future periods

Contractual Obligations	Payments due by Period (Amounts in Thousands of US$)
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations	2,474	938	1,289	247	-
Purchase commitments	15,441	9,604	5,387	-	-
Total	$17,915	$10,542	$7,126	$247	$-
_________________

              In addition, we have long-term liabilities for severance pay that are calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Employees are entitled to one month’s salary for each year of employment or a portion thereof.  As of December 31, 2022, our severance pay liability, net was $ 368 thousand.

              TAT expects to pay $1,264 thousand in future benefits to their employees during 2023 through 2032 upon their normal retirement age. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Israeli company before their normal retirement age.

              TAT also has the following guarantees as of December 31, 2022:

              In order to secure TAT's liability to the Israeli customs, TAT provided bank guarantees in the amount of $190 thousand. The guarantees are linked to the consumer price index and will expire from March 2023 through February 2024.

Item 6.          Directors, Senior Management and Employees

A.          Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers, as of the date hereof:

Name	Age	Position
Amos Malka	70	Chairman of the Board of Directors
Igal Zamir	57	Chief Executive Officer and President
Ehud Ben - Yair	59	Chief Financial Officer
Liron Topaz	41	General Manager of TAT Israel
Marty Carvellione	44	General Manager of Piedmont
Jason Lewandowski	48	Chief Operational Officer
Gilad Gurevitch	56	General Manager of Limco
Gillon Beck	61	Director
Moti Glick (1)(2)(3)(4)	70	External Director
Ronnie Meninger (1)(3)(4)	66	Independent Director
Aviram Halevi (1)(2)(3)(4)	65	External Director

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

              Mr. Jason Lewandowski was appointed as TAT’s COO in December 2022. Mr. Lewandowski began his professional career as a Surface Warfare Officer in the United States Navy in May of 1997.  After 7 years of service on 3 different warships, and US commendations for his role in Operation Enduring Freedom, he left the US Navy and began his career in corporate America within Honeywell’s Aerospace business.  From 2005 to 2017, he led varying leadership roles within Honeywell Aerospace’s operations and integrated supply chain teams at over 8 different manufacturing locations.  In his final position with Honeywell he was a multi-site Sr. Director of Operations overseeing 2 OEM facilities that manufactured break pads and air foils, and 3 R&O facilities that repaired and tested aircraft engines and APU’s. In 2017 Mr. Lewandowski left Honeywell to help scale operations for North America’s leading transit producer of purpose-built electric buses and batteries, Proterra Inc.  Over the next 5 years he served as GM of Proterra’s largest electric bus facility, VP of Supply Chain, and VP of Manufacturing, playing an integral role in helping the company become publicly traded. Mr. Lewandowski holds a Bachelor of Science in Electrical Engineering from Marquette University (1997) and an MBA from Carnegie Mellon’s Tepper School of Business (2005).

              Mr. Liron Topaz has been with TAT since 2017 and prior to his current role as General Manager of TAT Israel,  served as TAT’s Sales and Marketing Executive Vice President. Prior to joining TAT, Mr. Topaz served as Vice President at A.L. GROUP and has managed and lead the business development and marketing strategy of the entire group including four manufacturing facilities, five trading companies around the globe and 1500 employees. Mr. Topaz holds a B.A. in Management and Economics from the Open University-Israel, and M.B.A in Business administration from the Peres Academic Center, Israel.

              Mr. Marty Cervellione was appointed General Manager of Piedmont in January 2023. Marty began his career as a Ground Combat Officer in the United States Marine Corps serving from 2000-2006.  In 2006, Marty was hired by Sikorsky Aircraft where he held managerial roles of increasing responsibility in Materials, Programs, Logistics and Distribution. In 2014, after 8 years with Sikorsky, Marty transitioned to Honeywell Aerospace where he led all Material Operations for the OEM and Repair and Overhaul Facilities.  In January of 2018 Marty left Honeywell and joined Proterra as the Director of Supply Chain and Materials for the Proterra Transit Business. After 5 years with Proterra, Marty was appointed General Manager of Piedmont in 2023.  Marty brings with him over 20 years of operational and supply chain experience in the Aerospace and Electric Vehicle Industries. Marty holds a Bachelor’s Degree from Fordham University and a Master’s Degree in Finance from Hofstra University.

              Mr. Gilad Gurevitch was appointed General Manager of Limco in May 2022. Mr. Gurevitch brings a wealth of experience and expertise to the role, having served as Chief Operating Officer of the Wissotzky Group, the largest tea producer in Israel, from 2018 to 2022. Before Joining Wissotzky, Mr. Gurevitch spent over a decade at Kimberly Clark, where he held several senior positions, including Director of Supply Chain in Israel, Procurement Director for Middle East, Eastern Europe, and Africa, and Procurement Manager for Israel. Prior to his tenure at Kimberly Clark, Mr. Gurevitch was serving as Privet label Sales director and as a procurement manager for the Israeli subsidiary of Wella and held positions in the food business, including owning his own restaurant and Deli. Mr. Gurevitch holds an M.I.E. in Management from Swinburne University (Australia) and a bachelor's degree in economics from Tel Aviv University (Israel) and is a Certified director from the Israeli institute of management.

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

              Mr. Gillon Beck joined TAT’s Board of Directors in Novembr 2022, Mr. Beck has been a Senior Partner at FIMI Opportunity Funds, the controlling shareholder of TAT, as well as a Director of the FIMI Opportunity Funds’ General Partners and SPV companies. In addition, Mr. Beck currently serves as Chairman of the Board of ImageSat Ltd(TASE), Emet Computing Ltd. (TASE), Hiper Global TASE), Gal-Shvav Ltd, Bet Shemesh Engines Ltd. (TASE), Inrom Industries Ltd., Senstar Technologies Ltd. (NASDAQ) Bird Aerosystems Ltd, and is a director of Rafa Laboratories Ltd., Simplivia Ltd., Orbit Technologies Ltd (TASE) , Carmel Forge Ltd.,  AITECH Ltd, Stern Engineering Ltd., Utron Ltd. ( TASE) and Unitronics (1989) (RG) Ltd (TASE). During the past five years, Mr. Beck had served as a member of the Board of Directors of the following public companies:  Ham-Let Ltd., Inrom Construction Ltd. From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd. (TASE). Mr. Beck received a Bachelor of Science degree (Cum Laude) in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology, and a Master of Business Administration in Finance in 1992 from Bar-Ilan University.

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

              B.              Compensation

              The following table sets forth all compensation TAT paid to all of its directors and executive officers as a group for the year ended December 31, 2022.

	Salaries, fees, Commissions and bonuses (Amounts in Thousands US$)	Other benefits (Amounts in Thousands US$)
All directors and executive officers as a group (12 executives)	$2,397	$197

              During the year ended December 31, 2022, TAT paid its directors (except for its active chairman of the Board of Directors, Mr. Amos Malka), the fixed medium amounts permitted by law to an external director (within the meaning of the Israeli Companies Law) which was a per meeting attendance fee of NIS 1,275 (approximately $365), plus an annual fee of NIS 49,380 (approximately $14,100). Pursuant to its agreement with Mr. Amos Malka, TAT's active chairman of the Board of Directors, TAT paid Mr. Malka a monthly fee of NIS 50,000 plus VAT.  Mr. Malka had been previously granted options to purchase 50,000 ordinary shares of TAT and is not currently entitled to receive any bonus.

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law) during or with respect to the year ended December 31, 2022, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Information Regarding Covered Executives (1) (Amounts in Thousands US$)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Igal Zamir, CEO and President	355	86	113	98	652
Ehud Ben- Yair, CFO	235	56	97	16	404
Dave Thomas, President of Piedmont	187	52	17	22	278
Eitan Shabtay, EVP Engineering and Technologies	161	53	41	7	262
Liron Topaz, General Manager of TAT Israel	150	63	23	17	253

(1)	All amounts reported in the table are in terms of cost to TAT, as recorded in our financial statements.
(2)	Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2022.
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

(4)
Amounts reported in this column refer to variable compensation mainly bonus payments according to the company's incentive plan as recorded in our financial statements for the year ended December 31, 2021 and were paid during 2022 in respect of performance related to fiscal year 2021 results.

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2022 in connection with equity-based compensation granted to the Covered Executive.

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

Election of Directors

              Our articles of association provide for a board of directors consisting of such number of directors as may be determined from time to time at a general meeting of shareholders, provided that it shall be no less than two or more than eleven. Our board of directors is currently composed of five directors, including three independent directors, two of whom also qualify as external directors within the meaning of the Israeli Companies Law.

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

              An external director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for that person’s appointment as external director no longer exist, or that the external director has violated his or her duty of loyalty to the company.  The resolution of the special general meeting of shareholders regarding the termination of office of an external director requires the same majority that is required for the election of an external director. The court may order the termination of the office of an external director on the same grounds, following a motion filed by a director or a shareholder. If an external directorship becomes vacant and as a result there are fewer than two directors who serve as external directors in the company, the board of directors is required under the Israeli Companies law to convene a shareholder meeting immediately to appoint a new external director.

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

D.           Employees

As of December 31, 2022, TAT and its subsidiaries employed 471 employees, of whom 391 were employed in manufacturing and quality control, 15 were employed in engineering and research and development and 65 were employed in general & administration, sales and marketing. Of such employees, 145 were located in Israel and 326 were employed by Limco and Piedmont located in the United States.

Employees in Israel are employed under collective or individual employment agreements. Senior employees in special positions and members of management are employed under individual agreements. Collective bargaining agreements are signed for specified terms and are renewed from time to time. During 2022, TAT's management and the union of TAT Israel agreed to enter into a new collective bargaining agreement with respect to employees of TAT Israel. The new agreement was signed on September 7, 2022 and will be in effect until April 30, 2025.

In Turbochrom, a new collective bargaining agreement was signed with Turbochrome’s union on September 18, 2022, and will be in effect until April 30, 2025.

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

E.          Share Ownership

Beneficial Ownership of Executive Officers and Directors

Except as set forth under ‘Stock Option Plans’ and in Item 7A below, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

Stock Option Plans

In November 2011, our audit committee and board of directors approved a stock option plan (the “2012 Plan”), which was subsequently approved by TAT’s shareholders, on June 28, 2012. According to the 2012 Plan an aggregate of 980,000 options exercisable into up to 980,000 ordinary shares, 0.9 NIS par value, of TAT may be granted to certain members of our board of directors and certain senior executives at an exercise price not less than the fair market value of the shares covered by the option on the date of grant.

On August 30, 2018 the Company's compensation committee, followed by the Board of Directors, approved the amended and restated company's 2012 Plan. On October 4, 2018 the company's amended and restated 2012 Plan was approved at the annual general meeting of shareholders. As part of the company's 2012 Plan’s amendments it was determined that if the Company declares a cash dividend to its shareholders, and the distribution date of such dividend will precede the exercise date of an Option, including for the avoidance of doubt, Options that have yet to become vested and Options which have been granted prior to the adoption of such amendment to the Plan, the exercise price of the option shall be reduced in the amount equal to the cash dividend per share distributed by the Company.

Following the approval of TAT's audit committee and board of directors, on November 8, 2022 the Company’s shareholders approved the 2022 stock option plan (the “2022 Plan”, and together with the 2012 Plan, the “Plans”). According to the 2022 Plan an aggregate of 550,000 options exercisable into up to 550,000 ordinary shares, 0.9 NIS par value, of TAT may be granted to certain members of our board of directors and certain senior executives at an exercise price not less than the fair market value of the shares covered by the option on the date of grant

Total aggregate option pool under the Plans is 1,530,000 (*) ordinary share of the company.

In general, the options under the Plans vest over a period of 4 years as follows: 25% of the options vest upon the lapse of 12 months following the date of grant and the remaining 75% vest on a quarterly basis over the remaining 3-year period. Pursuant to the Plans, any options that are cancelled or not exercised within the option period determined in the relevant option agreement will become available for future grants.

The grant of options to Israeli employees under the Plans is subject to the terms stipulated by Sections 102 and 102A of the Israeli Income Tax Ordinance.  Each option grant is subject to the track chosen by the Company, either Section 102 or Section 102A of the Israeli Income Tax Ordinance, and pursuant to the terms thereof, the Company is not allowed to claim as an expense for tax purposes the amounts credited to employees as benefits, including amounts recorded as salary benefits in the Company’s accounts, in respect of options granted to employees under the Plans, with the exception of the work income benefit component, if any, determined on grant date.  For nonemployees and for non-Israeli employees, the share option plan is subject to Section 3(i) of the Israeli Income Tax Ordinance.

As of December 31, 2022, options to purchase 675,000 ordinary shares were outstanding under the Plan, exercisable at an average exercise price of $7.17 per share.

              (*) of which 1,335,132  options are approved by the Tel Aviv Stock Exchange to be allocated to grantees.

F.          Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.          Major Shareholders and Related Party Transactions

A.          Major Shareholders

The following table sets forth certain information as of December 31, 2022, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
FIMI Funds (3)	5,254,908	58.97%

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

(2)	The percentages shown are based on 8,909,046 ordinary shares issued and outstanding as of December 31, 2022 (net of 274,473 dormant shares).

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of December 31, 2022, there were 32 holders of record of our ordinary shares, of which 29 record holders holding less than 1.0% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held by brokers or other nominees including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 69% of our outstanding ordinary shares as of such date.

B.          Related Party Transactions

  The amounts in the table below refer to TAT engineering joint venture and affiliates.

              Transactions:

	Year ended December 31,
	2022	2021	2020

Income -
Sales to related-party company (*)	$17	$88	$173
Cost and expenses -
Supplies from related party (*)	-	$654	$362

              Balances:

	December 31,
	2022	2021

Trade receivables and other receivables (*)	-	$799
Trade payables and other payables (*)	-	$95

(*) includes mainly transactions with affiliated companies.

C.          Interests of Experts and Counsel

Not applicable.

Item 8.          Financial Information

A.          Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the notes thereto, included in Item 18.

Legal Proceedings

We are party to ongoing litigation in the ordinary course of business and other legal proceedings. For a discussion of these matters, see Note 15 to our consolidated financial statements included elsewhere in this annual report.

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
.
Generally, Israeli resident corporations are exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations and that the dividends were fully taxed at the corporate tax rate in Israel, unless the dividends are distributed from taxable income that has accrued during the benefits period of Approved Enterprise of Benefited Enterprise, in which case they are taxable at the rate of 15%.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2022, our internal control over financial reporting is effective.

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

	Year Ended December 31,
Services Rendered	2022	2021
Audit (1)	$248,524	$192,834
Tax (2)	23,262	17,685
Total	$271,786	$210,519

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

PART III

Item 17.          Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

Item 18.          Financial Statements

Consolidated Financial Statements of the Company	Page

Report of Independent Registered Public Accounting Firm (PCAOB ID Number 1309)	F-3

Consolidated Balance Sheets	F-4-F-5

Consolidated Statements of Operations	F-6-F-7

Consolidated Statements of Comprehensive Income (Loss)	F-8

Consolidated Statements of Changes in Shareholders' Equity	F-9

Consolidated Statements of Cash Flows	F-10-F11

Notes to Consolidated Financial Statements	F-12

Item 19.          Exhibits

The following exhibits are filed as a part of this Annual Report:

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (8)

2.1	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934.

4.1	2012 Stock Option Plan (7)

4.2	Agreement dated February 10, 2000, by and between the Registrant and TAT Industries Ltd. (English summary translation) (2)

4.3	English translation of Share Sales Agreement, dated March 27, 2008, by and between the Registrant and Bental Investments Cooperative Agricultures Society Ltd. (5)

4.4	English translation of Shareholders’ Agreement, dated May 21, 2008, by and between the Registrant, Tat Industries Ltd. and Bental Investments Cooperative Agricultures Society Ltd. (5)

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
Ehud Ben-Yair
Chief Financial Officer (Principal Accounting Officer)

Date: March 29, 2023

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of TAT Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive income (loss), of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
Inventory - Write down of obsolete and unmarketable inventory

As described in Notes 2 and 4 to the consolidated financial statements, the Company's consolidated inventory balance was $45,759 thousand as of December 31, 2022. The Company writes down its inventory for estimated obsolescence and unmarketable inventory equal to the difference between the cost of inventory and net realizable value based upon assumptions for future demand and market conditions. Changes in these assumptions could have a significant impact on the inventory's valuation.

The principal considerations for our determination that performing procedures relating to the write down of obsolete and unmarketable inventory is a critical audit matter were based on the significant judgement used by management when determining the assumptions relating to the future demand, market conditions, and sales forecasts. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to future demand and market conditions.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 29, 2023	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2009.

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS
U.S dollars in thousands

	December 31,
	2022	2021

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,722	$12,872
Accounts receivable, net of allowance for credit losses of $527 and $389 thousand as of December 31, 2022 and December 31, 2021 respectively	15,622	13,887
Other current assets and prepaid expenses	6,047	4,219
Inventory, net	45,759	41,003

Total current assets	75,150	71,981

NON-CURRENT ASSETS:
Restricted deposit	304	343
Investment in affiliates	1,665	695
Funds in respect of employee rights upon retirement	780	1,157
Deferred income taxes	1,229	1,252
Property, plant and equipment, net	43,423	30,462
Operating lease right of use assets	2,477	3,114
Intangible assets, net	1,623	1,829

Total non-current assets	51,501	38,852

Total assets	$126,651	$110,833

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S dollars in thousands, except share data

	December 31,
	2022	2021

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$1,876	$691
Credit line from bank	6,101	6,008
Accounts payable	10,233	9,093
Accrued expenses and other	9,686	6,959
Operating lease liabilities	904	1,169
Provision for restructuring plan	190	657

Total current liabilities	28,990	24,577

NON-CURRENT LIABILITIES:
Long-term loans	19,408	5,979
Liability in respect of employee rights upon retirement	1,148	1,504
Operating lease liabilities	1,535	1,989

Total non-current liabilities	22,091	9,472

COMMITMENTS AND CONTINGENCIES (NOTE 15)

Total liabilities	51,081	34,049

EQUITY:
Ordinary shares of NIS 0.9 par value:
Authorized: 13,000,000 shares at December 31, 2022 and at December 31, 2021; Issued: 9,186,019 and 9,149,169 shares at December 31, 2022 and at December 31, 2021 respectively; Outstanding: 8,911,546 and 8,874,696 shares at December 31, 2022 and at December 31, 2021 respectively	2,842	2,809
Additional paid-in capital	66,245	65,871
Treasury shares, at cost, 274,473 shares at December 31, 2022 and 2021	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	(26)	33
Retained earnings	8,597	10,159
Total shareholders' equity	75,570	76,784

Total liabilities and shareholders' equity	$126,651	$110,833

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands

	Year ended December 31,
	2022	2021	2020

Revenue:
Products	$25,460	$25,870	$22,739
Services	59,096	52,103	52,620
	84,556	77,973	75,359

Cost of revenue, net:
Products	21,631	23,761	20,751
Services	46,997	42,942	46,173
	68,628	66,703	66,924

Gross profit	15,928	11,270	8,435

Operating expenses:
Research and development, net	479	517	185
Selling and marketing, net	5,629	5,147	4,369
General and administrative, net	9,970	8,354	7,612
Other (income) expenses	(90)	(468)	315
Restructuring expenses, net	1,715	1,755	-

	17,703	15,305	12,481

Operating (loss)	(1,775)	(4,035)	(4,046)

Interest expenses	(902)	(250)	(96)
Other financial income (expenses), net	1,029	(290)	(674)

Income (loss) before taxes on income (tax benefit)	(1,648)	(4,575)	(4,816)

Taxes on income (tax benefit)	98	(662)	(1,517)

Loss before share of equity investment	(1,746)	(3,913)	(3,299)

Share in profit (losses) of equity investment of affiliated companies	184	(76)	(185)

Net loss from continued operation	$(1,562)	$(3,989)	$(3,484)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands, except share and per share data

	Year ended December 31,
	2022	2021	2020
Net income (loss) from discontinued operation	-	$427	$(1,845)
Net loss	$(1,562)	$(3,562)	$(5,329)

Net loss per share basic and diluted from continued operation	$(0.175)	$(0.45)	$(0.39)
Net income (loss) per share basic and diluted from discontinued operation	-	$0.05	$(0.21)
Net loss per share basic and diluted	$(0.175)	$(0.4)	$(0.6)

Weighted average number of shares outstanding:
Basic and diluted	8,911,546	8,874,696	8,874,696

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S dollars in thousands

	Year ended December 31,
	2022	2021	2020
Net loss	$(1,562)	$(3,562)	$(5,329)
Other comprehensive income (loss), net
Net unrealized gains (losses) from derivatives	(89)	(76)	232
Reclassification adjustments for loss (gains) from derivatives included in net income	30	(19)	(130)
Total other comprehensive income (loss)	$(59)	$(95)	$102
Total comprehensive loss	$(1,621)	$(3,657)	$(5,227)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Ordinary shares		Additional	Accumulated other
	Number of shares issued	Amount	paid-in capital	comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2019	9,149,169	$2,809	$65,573	$26	$(2,088)	$19,050	$85,370
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2020:
Comprehensive loss	-	-	-	102	-	(5,329)	(5,227)
Share based compensation	-	-	138	-	-	-	138
BALANCE AT DECEMBER 31, 2020	9,149,169	$2,809	$65,711	$128	$(2,088)	13,721	$80,281
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2021:
Comprehensive loss	-	-	-	(95)	-	(3,562)	(3,657)
Share based compensation	-	-	160	-	-	-	160
BALANCE AT DECEMBER 31, 2021	9,149,169	$2,809	$65,871	$33	$(2,088)	10,159	$76,784
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2022:
Comprehensive loss	-	-	-	(59)	-	(1,562)	(1,621)
Exercise of Options	36,850	33	156	-	-	-	189
Share based compensation	-	-	218	-	-	-	218
BALANCE AT DECEMBER 31, 2022	9,186,019	$2,842	$66,245	$(26)	$(2,088)	$8,597	$75,570

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from continued operations	$(1,562)	$(3,989)	$(3,484)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,706	4,881	4,065
Loss (gain) from change in fair value of derivatives	8	(19)	(34)
Change in operating right of use asset and operating leasing liability	(82)	(73)	566
Lease modification	-	(1,315)	-
Increase (decrease) in restructuring plan provision	(467)	657	-
Change in provision for doubtful accounts	138	248	(8)
Share in results of affiliated companies	(184)	76	185
Share based compensation	218	160	138
Liability in respect of employee rights upon retirement	(356)	94	(341)
Impairment of intangible assets	-	-	298
Impairment of fixed assets	-	1,820	-
Capital gain from sale of property, plant and equipment	(90)	(468)	-
Deferred income taxes, net	23	(686)	(1,438)
Government loan forgiveness	-	(1,442)	-
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(2,659)	(2,934)	9,472
Decrease (increase) in other current assets and prepaid expenses	(1,459)	(959)	310
Decrease (increase) in inventory	(5,069)	(681)	1,868
Increase (decrease) in trade accounts payable	1,143	2,571	(5,336)
Increase (decrease) in accrued expenses	2,727	(218)	(252)
Increase (decrease) in other long-term liabilities	(902)	8	(62)
Net cash provided by (used in) operating activities from continued operation	$(4,867)	$(2,269)	$5,947

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	93	1,163	-
Purchase of property and equipment	(16,213)	(16,247)	(3,894)
Purchase of intangible assets	-	(555)	(1,513)
Net cash used in continued investing activities	$(16,120)	$(15,639)	$(5,407)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	(1,071)	-	-
Short-term credit received from banks	-	3,000	3,960
Proceeds from long-term loans received	16,680	3,042	3,692
Exercise of options	189	-	-
Net cash provided by continued financing activities	$15,798	$6,042	$7,652

CASH FLOWS FROM DISCONTINUED ACTIVITIES:
Net cash provided by operating activities	-	777	153
Net cash provided by (used in) discontinued activities	-	$777	$153

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(5,189)	(11,089)	8,345
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	13,215	24,304	15,959
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	8,026	13,215	24,304
SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOW:
Purchase of property, plant and equipment on credit	$196	$199	$6,575
Additions of operating lease right-of-use assets and operating lease liabilities	$318	$399	$1,756
Classification inventory to property, plant and equipment	284	$829	-
Capital contribution to equity method investee	$787	-	-
Supplemental disclosure of cash flow information:
Interest paid	(796)	$(251)	$(3)
Income taxes received (paid), net	-	$-	$(3)

The accompanying notes are an integral part of the consolidated financial statements

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1 -	GENERAL

a.
TAT Technologies Ltd., (“TAT” or the “Company”) an Israeli corporation, incorporated in 1985, is a leading provider of solutions and services to the aerospace and defense industries, focused mainly on the following four segments: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories mainly through our Kiryat Gat facility and our Limco subsidiary; (ii) MRO (“Maintenance Repair and Overhaul”) services for heat transfer components and OEM of heat transfer solutions through Limco Airepair Inc our wholly-owned subsidiary; (iii) MRO services for aviation components (mainly Auxiliary Power Unit “APU” and Landing Gear “LG”) through Piedmont Aviation Component Services LLC our wholly-owned subsidiary; and (iv) overhaul and coating of jet engine components through Turbochrome our wholly-owned subsidiary. TAT targets the commercial aerospace (serving a wide range of types and sizes of commercial and business jets), military aerospace and ground defense sectors. TAT’s shares are listed on both the NASDAQ (TATT) and Tel-Aviv Stock Exchange.

In June 2020, the Company's management decided to discontinue the JT8D engine blades reconditioning activity which belong to “overhaul and coating of jet engine components” segment as part of a strategic change, see Note 18.

In March 2021, the Company announced a restructuring plan which includes the transfer of the Company's activity of “OEM of heat transfer solutions and aviation accessories” in Gedera to our activity of “MRO services for heat transfer components and OEM of heat transfer solutions” in Tulsa, Oklahoma and to our “overhaul and coating of jet engine components” activity in Kiryat Gat, see Note 9.

During the years 2020 and 2021 the COVID-19 pandemic had an adverse effect on our industry and the markets in which we operate. The COVID-19 outbreak has significantly impacted the aviation market in which TAT’s customers operate and has resulted in a reduction of TAT’s business with some of these customers. Global supply shortages emerged for certain products, leading to delays in delivery schedule. Additionally, recent cost inflation stemming from the pandemic may lead to higher material and labor costs. We actively monitor and respond to the changing conditions created by the pandemic, with focus on prioritizing the health and safety of our employees, dedicating resources to support our communities, and innovating to address our customers’ needs. In order to mitigate the impact of the decline in business as a result of the pandemic, TAT implemented measures to reduce its expenses, including a reduction in its headcount as well as other cost savings measures. The potential long-term impact and duration of the COVID-19 pandemic on the global economy and our business continue to be difficult to assess or predict. Related public health and safety measures have resulted in significant social disruption and have had an adverse effect on economic conditions and spending, inflation, interest rates, and business investment, all of which have affected our business.

b.	TAT has the following wholly owned subsidiaries: Limco-Piedmont Inc. (“Limco-Piedmont”), and Turbochrome Ltd. (“Turbochrome”). Additionally, the Company holds 51% of TAT-Engineering LLC (“TAT-Engineering”) as a joint venture, hereinafter collectively referred to as the “Group”.

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

c. Functional currency

The majority of the company and subsidiaries are generated in U.S. dollars ("dollars") and a substantial portion of the costs of the company and each subsidiary in the Group are incurred in dollars. Accordingly, the dollar is the currency of the primary economic environment in which the Group operates and accordingly its functional and reporting currency is the dollar.

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in currencies other than the U.S. dollar are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items in the statements of income (indicated below), the following exchange rates are used: (i) for transactions - exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, etc.) - historical exchange rates. Currency transaction gains and losses are carried to financial income or expenses, as appropriate.

d.Principles of consolidation

The consolidated financial statements include the accounts of TAT and its subsidiaries.

Intercompany balances and transactions, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

e.Cash and Cash equivalents

All highly liquid investments, which include short-term bank deposits, that are not restricted as to withdrawal or use. The period to maturity of which do not exceed three months at the time of investment, are considered to be cash equivalents.

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

Write-off activity and recoveries for the periods presented were not material (see note 22).

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

If actual market prices are less favorable than those projected by management, inventory write-downs may be required. When inventory is written down, a new lower cost basis for that inventory is established.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (CONT)

h.Property, plant and equipment

Property, plant and equipment are stated at cost, after deduction of the related investment grants, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Years
Buildings and leasehold improvements	15 - 39
Machinery and equipment	15 - 20
Motor vehicles	7
Office furniture and equipment	3 - 5
Internal use software	7

Leasehold improvements are included in buildings and amortized using the straight-line method over the period of the lease contract, or the estimated useful life of the asset, whichever is shorter. During 2021 the Company's management reassessed and updated the useful life of each one of the groups of fixed assets. The change in the estimated useful life was accounted for prospectively in accordance with ASC 250-10.

Capitalized Software Costs

We capitalize costs related to our internal-use software systems that have reached the application development stage. Such capitalized costs include payroll, payroll-related expenses, and external direct costs, which are directly associated with creating and enhancing internal use software. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose. The costs capitalized in the application development stage primarily include the costs of coding and testing of a new system or of a significant upgrade and enhancement. Costs related to preliminary project activities and post implementation activities are expensed as incurred.

Capitalized software costs are amortized on a straight-line basis over their estimated useful life.

We evaluate the useful lives of these assets on an annual basis and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Refer to Note 6 for further information.

Capitalized software costs are included in property, equipment and software, net in the consolidated balance sheet.

i. Government grants:

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

Government grants relating to the purchase of property, plant and equipment (refer to note 6) are presented in the statement of financial position as a deduction to the carrying amount of the asset and they are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

Grants received  according to the ERC and PPP plan launched by the US Government  are recognized at the time the Company is reasonably assured that it will be entitled to such grants, on the basis of the costs incurred and included as a deduction from cost of revenues and operational  expenses.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (CONT)

m.Impairment of long-lived assets

Long-lived assets, including property, plant and equipment, operating lease right of use assets and definite life intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized and the assets (or asset group) would be written down to their estimated fair values (see also Notes 6,7 and 8).

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

o.Revenue Recognition (cont.)

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

The group recognizes revenues from the sale of OEM products when it satisfies a performance obligation, i.e. when the customer obtains control of the product, typically upon shipment to the customer. The Group does not grant a right of return.

The Group recognizes revenues from MRO services over time as it satisfies its performance obligations.

Contract liabilities

Contract liabilities are mainly comprised of deferred revenues which are included under accrued expenses and other.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (CONT)

p.Warranty costs

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

q.Research and development

Research and development costs, net of grants, are charged to expenses as incurred.

r.Fair value measurement

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

s.Concentrations of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, derivatives and accounts receivable.

Cash and cash equivalents are deposited with several major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's cash and cash equivalents are financially sound, and that the Group has not been effected by the recent turmoil in certain banking institutions in the United States. Accordingly, minimal credit risk exists with respect to these financial instruments.

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

t.Income taxes

Income taxes are accounted for in accordance with ASC 740 "Income Taxes". This statement prescribes the use of the asset and liability method, whereby deferred tax assets and liabilities account balances are determined based on temporary differences between financial reporting and tax basis of assets and liabilities and for tax loss carry-forwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if it is more likely than not that a portion of the deferred income tax assets will not be realized, see Note 19(h).

Taxes which would apply in the event of disposal of investments in domestic and foreign subsidiaries have not been taken into account in computing the deferred taxes, when the Group’s intention is to hold, and not to realize the investments.

Taxes which would apply in the event of distribution of earnings from domestic and foreign subsidiaries of the Company, have been taken into account in computing the deferred taxes, when there is a possibility of future distribution of earnings from such foreign subsidiaries.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (CONT)

t.Income taxes (cont.)

The Group did not provide for deferred taxes attributable to dividend distribution out of retained tax-exempt earnings from "Approved/Benefited Enterprise" plans (see Note 19(a)), since it intends to permanently reinvest them and has no intention to declare dividends out of such tax exempt income in the foreseeable future. Management considers such retained earnings to be essentially permanent in duration.

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

u.Earnings per share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares of the Company's Ordinary Shares, par value NIS 0.9 per share outstanding for each period, net of treasury shares.

Diluted earnings (loss) per share are calculated by dividing the net income by the fully-diluted weighted-average number of ordinary shares outstanding during each period. Potentially dilutive shares include outstanding options granted to employees and directors, using the treasury stock method.

v.Share-based compensation

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (CONT)

w.Comprehensive income (loss)

Comprehensive income in 2022, 2021 and 2020 includes, in addition to net income or loss, gains and losses of derivatives designated for cash flow hedge accounting (net of related taxes where applicable).

Reclassification adjustments for gain or loss of derivatives are included in the relevant line item in the statement of income. See also Note 2 (z).

x.Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Group but which will only be resolved when one or more future events occur or fail to occur. The Group’s management assesses such contingent liabilities and estimated legal fees. Such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Group or unasserted claims that may result in such proceedings, the Group’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

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

y.Derivatives and hedging

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

z.Restructuring Costs

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

aa.Recently Issued Accounting Principles:

Recently adopted accounting pronouncements:

(1)In n November 2021, the FASB issued ASU 2021-10 “Government Assistance (Topic 832),” which requires annual disclosures that increase the transparency of transactions involving government grants, including (1) the types of transactions, (2) the accounting for those transactions, and (3) the effect of those transactions on an entity’s financial statements. The Company applied the guidance prospectively to all in-scope transactions beginning fiscal year 2022. The adoption of this guidance did not have a material impact on the Company’s financial statements.

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

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments:

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Liability:
Derivative financial instruments	-	$(31)	-	$(31)

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Derivative financial instruments	-	$51	-	$51

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

As of December 31, 2022, and 2021, the Company has open call options and open put options with a notional total amount of $7,774 and $8,458, respectively.

The carrying amounts of financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short maturities.

NOTE 4 -	INVENTORY

Inventory is composed of the following:

	December 31,
	2022	2021

Raw materials and components	$15,792	$13,741
Work in progress	14,525	11,985
Spare parts	14,618	13,462
Finished goods	824	1,815

Total inventory (**)	$45,759	$41,003

(**) The total amount of Rotables included in the Company spare parts inventory for the years ended December 31, 2022 and 2021 were $8,193 and $8,623, respectively.

Inventories write down expenses due to slow inventory amounted to $1,284, $624 and $769 for the years ended December 31, 2022, 2021 and 2020, respectively.

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

Summarized financial information of TAT-Engineering LLC:

	December 31,
	2022	2021
Balance sheets:
Current assets	$913	$358
Non-current assets	1,168	1,091
Current liabilities	1,426	1,154

	Year ended December 31,
	2022	2021	2020
Statements of operation:
Revenues	$1,277	$501	$413
Gross profit (loss)	605	(22)	(153)
Net income (loss)	365	(148)	(365)
Net income (losses) attributable to the Company	184	(76)	(185)

NOTE 6 -	PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2022	2021
Cost:
Land and buildings	$17,130	$18,031
Machinery and equipment	75,518	63,875
Motor vehicles	302	302
Office furniture and equipment	2,362	1,906
Internal use software	2,610	2,123
	97,922	86,237

Less: Accumulated depreciation	54,499	55,775
Depreciated cost	$43,423	$30,462

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 6 -	PROPERTY, PLANT AND EQUIPMENT, NET (CONT)
Depreciation expenses amounted to $3,500, $4,718 and $3,960 for the years ended December 31, 2022, 2021 and 2020, respectively. During 2021, as part of the Company's restructuring plan and departure from Gedera's facility, the Company wrote off leasehold improvement assets in total amount of $1.8 million, out of this amount $600 was recognized as restructuring expenses due to impairment in OEM of heat transfer solutions and aviation accessories business unit which exanimated following the Company's restructuring plan announcement in March 2021. In addition, in 2021 $1.2 million recognized in cost of sales as an acceleration of amortization due to change in useful life of leasehold improvements assets.

NOTE 7 -	LEASES

During 2021 the Company start to provided to the Company’s customers leasing services of APU engines. The results are reported as part of the Company's activity in MRO services for aviation components. The revenues from the lease services amounted to $6.8 and $2.7 million for the years ended December 31, 2022 and 2021 respectively.

Lease commitments:

Limco-Piedmont leases some of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2030, certain leases contain renewal options as defined in the agreements.

TAT leases its factory in Gedera from TAT Industries until the end of 2024. In December 2021 the TAT and the landlord agreed on the settlement conditions which signed on January 10, 2022. Pursuant to such agreement, it was agreed that TAT will vacate the facility in Gedera on March 31, 2022. Due to the execution of such agreement, the Company wrote off operating ROU assets of $1.8 million and lease liability of $3.3 million as of December 31, 2021. Net income resulting from the write-off of such lease assets and liability was recognized as operating restructuring expenses.

The lease cost was as follows:

	Year ended December 31, 2022	Year ended December 31, 2021

Operating lease expenses	1,316	2,080

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 7 -LEASES (CONT)

Supplemental cash flow information related to leases was as follows:

	Year ended December 31, 2022	Year ended December 31, 2021

Operating cash flows from operating leases	1,316	2,226
Right-of-use assets obtained in exchange for lease obligations (non-cash)	318	399

Supplemental balance sheet information related to operating leases is as follows:

	December 31, 2022	December 31, 2021
Operating Leases
Operating lease right-of-use assets	2,477	3,114

Current operating lease liabilities	904	1,169
Non-current operating lease liabilities	1,535	1,989
Total operating lease liabilities	2,439	3,158

Weighted Average Remaining Lease Term
Operating leases - Israel	2 years	2 years
Operating leases – United States	4 years	5 years
Weighted Average discount rate
Operating leases - Israel	4.5%	4.5%
Operating leases – United States	4.84%	4.84%

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 7 -LEASES (CONT)

As of December 31, 2022, the maturities of lease liabilities were as follows:

Year	Amount
2023	938
2024	835
2025	454
2026	246
2027 and after	-
Total lease payments	2,473
Less imputed interest	(34)
Total	$2,439

NOTE 8 -INTANGIBLE ASSETS

Intangible assets:

	December 31,
	2022	2021
Commercial license
Cost	$2,030	$2,030
Accumulated amortization	(407)	(201)
Amortized cost	$1,623	$1,829

In September 2020, Piedmont signed a 10-year agreement for the commercial MRO services for aviation components. Under this contract Honeywell licensed Piedmont as an authorized MRO station of APU 331-20X.

Estimated amortization expenses for the five succeeding years is $200 thousands per year.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 9 -	RESTRUCTURING COST

In 2022, the Company completed the restructuring plan announced in 2021, pursuant to which, the Company transferred its operations from its leased facility in Gedera to its facilities in Tulsa, Oklahoma and Kiryat Gat.

This transfer enables TAT to concentrate on heat exchanges activity in the United States allowing for better operational flow, getting closer to TAT’s customer base, and cutting fixed costs.

The restructuring plan has a material impact on the Company's financial statements for the year 2022 and 2021 as follows:

Restructuring Items	December 31, 2022	December 31, 2021
Balance sheet
Other Provisions	$190	$657
Investment in building and infrastructures	4,571	2,382
Investment in machinery (**)	7,799	3,478
Total	$12,560	$6,517
Profit and loss
Restructuring expenses, net
Forfeited guarantee	$975	$-
Employee’s termination cost	-	686
Restructuring income from lease modification	-	(1,315)
Restructuring expenses from asset’s impairment	-	1,800
Other restructuring expenses	740	584
	$1,715	$1,755
Cost of sales
Acceleration of assets depreciation expenses	-	$1,200
Total	$1,715	$2,955

* Net cash used in operating activity for restructuring expenses in 2022 was $1.7 million.

** Investment in machinery was offset by a grant of $2.7 million ($1.2 and $1.5 million in 2021 and 2022 respectively) received from the State of Oklahoma as part of a larger incentive plan granted to TAT. As part of this plan TAT Limco will be entitled to several incentives including additional grants, tax exempt and incentives and support in employee's salaries over the next 10 years.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 10 -	LONG-TERM LOANS AND CREDIT LINES

In March 2022, TAT received a loan from a commercial bank in the amount of $3.7 million. The loan bears annual interest rate of 6.65% (Prime Rate +0.9%) and paid in equal monthly installment as of April 2022 through March 2029. This new loan is in addition to four previous loans received during 2020 and 2021 in an aggregate amount of $6.3 million and are guaranteed by the Israeli government. The loans bear annual interest of 7.25% (Prime Rate +1.5%) which are paid in equal monthly installments as of April 2021 through February 2033. An amount of $1,131 was classified to short-term loan as of December 31, 2022

During 2022, TAT received loans from a commercial bank in the US in an aggregate amount of $7.9 million. These loans are secured with a first-degree lien on the US subsidiaries equipment. The loans bear annual interest of 3.75% and 4.2% which are paid in equal monthly installments until 2029 and 2031. An amount of $744 was classified to short-term loan as of December 31, 2022.

In March 2022 TAT received a short-term credit line of $5 million from a commercial bank in the US, this credit line bears an annual fixed interest rate of 2.9% and maturity date at March 2024. As of December 31, 2022 the Company have credit lines from commercial banks in the US in aggregate amount of $11 million.

The first credit line in a total amount of $6 million bear an annual interest rate of (Wall Street Prime Rate) 7.75% and can be renewed by the end of the year for additional 12-month period. The carrying amounts of the short-term credit line is approximately fair value because of its short maturity. The credit line has financial covenants such as a) tangible net worth to total assets greater than 65%, b) net debt to EBITDA less than 4.5, and c) minimum debt service coverage ratio greater than 1.25.

The Company satisfied such covenants as of December 31, 2022 and 2021.

The second credit line in a total amount of $5 million bears an annual interest rate of 2.9% for a total period of 30 months. The credit line classified as of December 31,2022 as a long-term liability with maturity date as of March 2024. The credit line has financial covenants such as a) debt service coverage ratio greater than 1.15, b) debt to equity equal or less than 1. The Company satisfied such covenants as of December 31, 2022 and 2021.

Israel	Line of Credit	Gov guaranteed loans	Commercial loans
Total balance amount		$4,936	$3,100
Rate(*)		7.25%	6.65%
Duration		5-10	7

USA
Total balance amount	$6,101		$12,651
Rate	2.9%-7.75%		3.75%-4.2%
Duration (Years)	Renewal		7-10

Maturities on long term loans are as follows:

Year	Amount
2023	1,949
2024	7,100
2025	2,042
2026	2,048
2027 and after	8,143
$21,284

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 11 -	GOVERNMENT GRANTS

Following the ERC plan launched by the US Government in 2020, during 2022 the Company had all the indications that the Company was eligible and fully guaranteed to receive the third phase of the ERC Plan. As a result, the Company recorded $1.2 million which was recognized as a deduction from payroll cost of revenues and selling and marketing, general and administrative expenses.

As of December 31, 2022, the “other current assets and prepaid expenses” includes government grant receivable in the amount of $2 million. The full amount of grant receivable received in January 2023.

In 2021, TAT received government grants (from both the Israeli and the US government) as part of the Coronavirus Aid and Relief in a total amount of $3.6 million which was recognized as a deduction from payroll and overhead cost of revenues and operating expenses.

NOTE 12 -	ACCRUED EXPENSES AND OTHER

	December 31,
	2022	2021

Employees and payroll accruals	$3,951	$3,463
Accrued expenses	971	315
Authorities	200	327
Advances from customers	2,778	1,739
Warranty provision	243	243
Accrued royalties and rebate sales commissions	1,448	421
Other	95	451

	$9,686	$6,959

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 13 -	RELATED PARTIES’ TRANSACTIONS AND BALANCES

The amounts in the table below refer to TAT-Engineering joint venture and affiliates.

Transactions:

	Year ended December 31,
	2022	2021	2020

Revenue -
Sales to related-party Company (*)	$17	$88	$173
Cost and expenses -
Supplies from related party (*)	-	$654	$362

Balances:

	December 31,
	2022	2021

Trade receivables and other receivables (*)	-	$799
Trade payables and other payables (*)	-	$95

(*) includes mainly transactions with TAT-Engineering affiliated companies.

NOTE 14 -	LONG-TERM EMPLOYEE-RELATED OBLIGATIONS

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 14 -	LONG-TERM EMPLOYEE-RELATED OBLIGATIONS (CONT)

With regard to employees that are not under the “Contribution Plan”, the liability is funded in part from the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the balance sheets under “Funds in respect of employee rights upon retirement.” These policies are the Company’s assets.

In the years ended December 31, 2022, 2021 and 2020 the Company deposited $825, $778 and $830 respectively, with pension funds and insurance companies in connection with its severance payment obligations.

Limco-Piedmont sponsors a 401(K) safe harbor profit sharing plan covering substantially all of its employees. The plan requires the employer to contribute a match which is currently done on a payroll period basis, matching 100% of the first 2% and 50% of all salary deferrals made up to the next 3%. In addition, the plan allows for a discretionary qualified non-elective contribution for the plan year. Contributions to the plan by Limco-Piedmont were $454, $349 and $156 for the years ended December 31, 2022, 2021 and 2020, respectively.

The Group expects to contribute approximately $500 in 2023 to the pension funds and insurance companies in respect of their severance and pension pay obligations.

The amounts of severance payments, actually paid to retired employees, by TAT were $274, $97 and $380 for the years ended December 31, 2022, 2021 and 2020.

TAT expects to pay $1,264 in future benefits to their employees during 2023 through 2032 upon their normal retirement age. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Israeli Company before their normal retirement age.

Year	Amount
2023	42
2024	68
2025	11
2026	158
2027	254
Thereafter (through 2032)	731
Total	$1,264

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 15 -	COMMITMENTS AND CONTINGENCIES

a.
Commissions arrangements:

The Group is committed to pay marketing commissions ranging 1% to 10% to sale agents of total sales contracts. Commission expenses were $412, $423 and $528 for the years ended December 31, 2022, 2021 and 2020, respectively. The commissions were recorded as part of the selling and marketing expenses.

b.	Royalty commitments:

(1)
TAT is committed to pay royalties to third parties, ranging from 12% to 20% of sales of products developed by the third parties. Royalty expenses were $47, $95 and $174 for the years ended December 31, 2022, 2021 and 2020, respectively. The royalties were recorded as part of the cost of revenues.

(2)
Piedmont is committed to pay royalties to a third party, ranging 5% to 13% of sales of products purchased from the third party. That third party is the exclusive manufacturer of the products for which Piedmont provides MRO services.

In addition, Piedmont is committed to pay another third-party royalty of 10% to 20%, on parts reclaimed to use in MRO services or sold to our customers when they are manufactured by the third party. Royalty expenses were $1,747, $2,245 and $1,648 for the years ended December 31, 2022, 2021 and 2020, respectively. The royalties were recorded as part of the cost of revenues.

c.	Guarantees:

(1)
In order to secure TAT's liability to the Israeli customs, the Company provided bank guarantees in amounts of $190. The guarantees are linked to the consumer price index and will expire from March 2023 through February 2024.

d.	Litigation:

(1)
On December 29, 2022, a customer filed a suit against Limco in the Northern District of Oklahoma. And Limco intend to file a counter claim with complaints each against the other on the business relationship in the last five years. While Limco intends to vigorously defend the aforementioned matter, it believes that even if there was a loss in excess of its accrued liability with respect to these claims, such loss would not be material to the business, operations and financial condition of TAT.

(2)
On July 12, 2022 TAT filed a suit against TAT Industries Ltd. In the District Court of Tel Aviv. TAT had leased the Gedera facility from TAT Industries Ltd. until the termination of the lease agreement in 2022. TAT asserts that TAT Industries Ltd. has unlawfully forfeited a bank guarantee that was granted for the benefit TAT Industries Ltd. in connection with the lease in Gedera in the amount of $750 thousands. On December 28, 2022, TAT Industries Ltd. filed a counterclaim against TAT asserting damages caused by TAT in connection with the lease in Gedera. TAT intends to vigorously defend the counterclaim by TAT Industries Ltd. which is in a preliminary stage, and TAT cannot estimate at this stage what impact, if any, the litigation may have on its results of operations, financial condition, or cash flows.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 16 -	SHAREHOLDERS' EQUITY

a.
TAT's Ordinary shares confer upon their holders' voting rights, the right to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of TAT.

TAT's Treasure shares have no rights.

b.	Stock option plans:

In November 2011, our audit committee and board of directors approved a stock option plan (the “2012 Plan”), which was subsequently approved by TAT’s shareholders, on June 28, 2012. According to the 2012 Plan an aggregate of 980,000 options exercisable into up to 980,000 ordinary shares, 0.9 NIS par value, of TAT may be granted to certain members of our board of directors and certain senior executives at an exercise price not less than the fair market value of the shares covered by the option on the date of grant.

On August 30, 2018 the Company's compensation committee, followed by the Board of Directors, approved the amended and restated Company's 2012 Plan. On October 4, 2018 the Company's amended and restated 2012 Plan was approved at the annual general meeting of shareholders. As part of the Company's 2012 Plan’s amendments it was determined that if the Company declares a cash dividend to its shareholders, and the distribution date of such dividend will precede the exercise date of an Option, including for the avoidance of doubt, Options that have yet to become vested and Options which have been granted prior to the adoption of such amendment to the Plan, the exercise price of the option shall be reduced in the amount equal to the cash dividend per share distributed by the Company.

Following the approval of TAT's audit committee and board of directors, on November 8, 2022 the Company’s shareholders approved the 2022 stock option plan (the “2022 Plan”, and together with the 2012 Plan, the “Plans”). According to the 2022 Plan an aggregate of 550,000 options exercisable into up to 550,000 ordinary shares, 0.9 NIS par value, of TAT may be granted to certain members of our board of directors and certain senior executives at an exercise price not less than the fair market value of the shares covered by the option on the date of grant
Total aggregate option pool under the Plans is 1,530,000 (*) ordinary share of the Company.

In general, the options under the Plans vest over a period of 4 years as follows: 25% of the options vest upon the lapse of 12 months following the date of grant and the remaining 75% vest on a quarterly basis over the remaining 3-year period. Pursuant to the Plans, any options that are cancelled or not exercised within the option period determined in the relevant option agreement will become available for future grants.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 16 -	SHAREHOLDERS' EQUITY (CONT)

b.	Stock option plans (cont.):

The grant of options to Israeli employees under the Plans is subject to the terms stipulated by Sections 102 and 102A of the Israeli Income Tax Ordinance. Each option grant is subject to the track chosen by the Company, either Section 102 or Section 102A of the Israeli Income Tax Ordinance, and pursuant to the terms thereof, the Company is not allowed to claim as an expense for tax purposes the amounts credited to employees as benefits, including amounts recorded as salary benefits in the Company’s accounts, in respect of options granted to employees under the Plans, with the exception of the work income benefit component, if any, determined on grant date. For nonemployees and for non-Israeli employees, the share option plan is subject to Section 3(i) of the Israeli Income Tax Ordinance.

As of December 31, 2022, options to purchase 675,000 ordinary shares were outstanding under the Plans, exercisable at an average exercise price of $7.17 per share.

(*) of which 1,335,132 options are approved by the Tel Aviv Stock Exchange to be allocated to grantees.

(1)	On October 15, 2020, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $4.58 per share, to senior executive.

(2)	On March 30, 2021, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 25,000 Options, at an exercise price of $5.91 per share, to senior executive.

(3)	On March 30, 2021, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 25,000 Options, at an exercise price of $5.91 per share, to senior executive.

(4)	On March 30, 2021, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 25,000 Options, at an exercise price of $5.91 per share, to senior executive.

(5)	On March 30, 2021, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 25,000 Options, at an exercise price of $5.91 per share, to senior executive.

(6)	On July 25, 2021, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 20,000 Options, at an exercise price of $6.41 per share, to senior executive.

(7)	On August 30, 2021, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 100,000 Options, at an exercise price of $7 per share, to senior executive.

(8)	On March 22, 2022, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $6.59 per share, to senior executive.

(9)	On May 1, 2022, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 20,000 Options, at an exercise price of $6.42 per share, to senior executive.

(10)	On May 22, 2022, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $6.56 per share, to senior executive.

(11)	On December 1, 2022, pursuant to the 2022 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $6.42 per share, to senior executive.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 16 -	SHAREHOLDERS' EQUITY (CONT)

b.	Stock option plans (cont.):

The fair value of the Company’s stock options granted under the 2012 and 2022 plan for the years ended December 31, 2022, 2021 and 2020 was estimated using the following assumptions:

	2022	2021	2020

Expected stock price volatility	54.8% – 48.4%	45.6% – 52%	44.7% – 43.5%
Expected option life (in years)	1-5	3.5-5	3.5-5
Risk free interest rate	0.63% – 4.04%	0.1% – 0.64%	0.12% – 0.25%
Dividend yield	0%	0%	0%

The Company uses the Black-Scholes option pricing model to determine the weighted average fair value of options. The volatility factor used in the Black-Scholes option pricing model is based on historical stock price fluctuations. The expected term of options is based on the simplified method. The Company is able to use the simplified method as the options qualify as “plain vanilla” options as defined by ASC 718-10-S99 and since the Company does not have sufficient historical exercise data to provide a reasonable basis to estimate expected term. Expected dividend yield is based upon historical and projected dividend activity and the risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the stock options granted. Following the Company's amended and restated 2012 stock plan and 2022 stock plan related to the adjustment of the exercise price in respect of dividend distribution, the dividend yield was amended to 0%.

The following table is a summary of the activity of TAT's Stock Option plan:

	Year ended December 31,		Year ended December 31,		Year ended December 31,
	2022		2021		2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	720,000	$6.8	621,460	$7.26	571,460	$7.53
Granted	170,000	6.56	220,000	6.45	50,000	4.58
Forfeited	(178,150)	5.63	(121,460)	8.9	-	-
Exercised	(36,850)	5.25	-	-	-	-

Outstanding at the end of the year	675,000	7.17	720,000	6.8	621,460	7.26

Exercisable at the end of the year	412,813	$7.54	379,375	$7.44	381,629	$7.91

The weighted-average grant-date fair value of options granted was $2.33 in 2022, $1.92 in 2021 and $1.41 in 2020. The aggregate intrinsic value for the options outstanding as of December 31, 2022, 2021 and 2020 was $0, $0 and $0, respectively.

As of December 31, 2022, total unrecognized compensation cost was $365 and is expected to be recognized over a weighted-average period of 3.64 years.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 17 -	EARNINGS PER SHARE (“EPS”)

Basic and diluted earnings per share are based on the weighted average number of ordinary shares outstanding, net of treasury shares. Diluted EPS is based on those shares used in basic EPS plus shares that would have been outstanding assuming issuance of ordinary shares for all dilutive potential ordinary shares outstanding.

	Year ended December 31,
	2022	2021	2020
Numerator for EPS:
Net loss	$(1,562)	$(3,562)	$(5,329)
Denominator for EPS:
Weighted average shares outstanding – basic	8,911,546	8,874,696	8,874,696
Dilutive shares	-	-	-
Weighted average shares outstanding – diluted	8,911,546	8,874,696	8,874,696
EPS:
Basic and diluted	$(0.175)	$(0.4)	$(0.6)

Diluted loss per share does not include 675,000, 720,000 and 621,460 options, for the years ended December 31, 2022, 2021 and 2020 respectively because the options are anti-dilutive.

Dilutive shares are calculated using the treasury stock method and include dilutive shares from share-based employee compensation plans.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 18 -    DISCONTINUED OPERATION

In June 2020, the Company's management decided to discontinue the JT8D engine blades reconditioning activity as part of a strategic change in its business to focus on new capabilities to provide services to newer types of engines. The discontinued operation is related to the JT8D engine blades reconditioning activity in Turbochrome, which constitute a material portion of Turbochrome’s revenues.

	Year ended December 31,
	2022	2021	2020

Revenue:
Services	$-	$440	$955

Cost of revenue:
Services	-	429	1,062

Gross profit (loss)	-	11	(107)

Operating expenses:
Research and development, net	-	16	42
Selling and marketing	-	29	90
General and administrative	-	68	191

	-	113	323

Operating income (loss)	-	(102)	(430)

Financial expenses (income)	-	-	-
Income (loss) on disposal of discontinued operation (1)	-	529	(1,415)

Net Income (loss)	$-	$427	$(1,845)

(1)
During 2020, the Company wrote off total assets of $1.4 mllion. During 2021 the Company was succeeded to collect and sell some of the account receivable and inventory that were written off in total amount of $529. The final disposal of this activity was finalized in 2021.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 19 -	TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

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

In addition pursuant to a recent amendment of the Law, any distribution of dividend as of August 15, 2021 will be prorated between exempt income and taxable income. As such, upon dividend distribution, in case the company has accumulated exempt income, the companywill be obligated to pay the corporate income tax it was exempted from with respect to the exempt profits portion.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 19 -	TAXES ON INCOME (CONT)

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law") (cont.):
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

U.S. subsidiaries are taxed based on federal and state tax laws. The Federal statutory tax rate for 2022, 2021 and 2020 was 21% plus 3%-6% for state taxes.

As of December 31, 2022, the Company has an accumulated tax loss carryforward of approximately $970 (as of December 31, 2021, $615). Under U.S. tax laws, subject to certain limitations, carryforward tax losses originating in tax years beginning after January 1, 2018, have no expiration date, but they are limited to 80% of the Company’s taxable income in any given tax year.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 19 -	TAXES ON INCOME (CONT)

d.	Tax assessments

TAT’s income tax assessments are considered final through 2017.

Turbochrome income tax assessments are considered final through 2017.

Limco-Piedmont income tax assessments are considered final through 2018.

e.	Income tax reconciliation:

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to taxes on income (tax benefit) as reported in the statements of income:

	Year ended December 31,
	2022	2021	2020
Income (loss) before taxes on income (tax benefit) from continued operations reported in the statements of income	$(1,648)	$(4,575)	$(4,816)

Statutory tax rate in Israel	23%	23%	23%

Theoretical taxes on income (tax benefit)	$(379)	$(1,052)	$(1,108)

Increase (decrease) in taxes on income resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	(13)	75	50
Reduced tax rate on income derived from "Preferred Enterprises" plans	(48)	149	580
Earnings from foreign subsidiaries (1)	-	-	(2,338)
Deferred tax assets from discontinued operation profit (loss)	-	98	(138)
Reduced deferred tax asset from expecting utilization of carryforward losses	-	-	1,984
Tax in respect of prior years	59	24	(345)
Temporary differences for which no deferred taxes were recorded	238	-	(377)
Permanent differences	77	71	24
Other adjustments	164	(27)	151
Taxes on income (tax benefit) as reported in the statements of income	$98	$(662)	$(1,517)

(1)
The Company recorded an accrual that related to a deferred tax liability due to the possibility of future distribution of earnings from foreign subsidiaries of the Company.

During 2020 and 2021, the Company received loans from commercial banks in the US and Israel in a total amount of $6 million. As part of the loan terms, the Company cannot distribute dividends to its shareholders during the next five years. Therefore, the Company wrote off the deferred tax liability in 2020.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 19 -	TAXES ON INCOME (CONT)

f.	Income (loss) before taxes on income (tax benefit) is comprised as follows:

	Year ended December 31,
	2022	2021	2020

Domestic (Israel)	$(1,201)	$(5,139)	$(4,499)
Foreign (United States)	(447)	564	(317)

	$(1,648)	$(4,575)	$(4,816)

g.	Taxes on income (tax benefit) included in the statements of income:

	Year ended December 31,
	2022	2021	2020
Current:
Domestic (Israel)	$-	$-	$-
Foreign (United States)	-	-	-

	-	-	-
Deferred:
Domestic (Israel)	268	(579)	(683)
Foreign (United States)	(111)	(107)	(489)

	157	(686)	(1,172)
Previous years:
Domestic (Israel)	-	-	(134)
Foreign (United States)	(59)	24	(211)

	-	-	(345)

	$98	$(662)	$(1,517)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 19 -	TAXES ON INCOME (CONT)

h.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TAT's deferred tax liabilities and assets are as follows:
	December 31,
	2022	2021
Deferred tax assets:
Provision for current expected credit losses	$-	$95
Provisions for employee benefits	378	495
Inventory	1,288	1,212
Capital tax losses carryforward	2,475	3,500
Net operating losses carryforward	4,040	3,084
Other	475	326
Deferred tax assets, before valuation allowance	$8,656	$8,712
Valuation allowance	(5,202)	(5,484)
Deferred tax assets, net	$3,454	$3,228

Deferred tax liabilities:
Property, plant and equipment	(1,884)	(1,542)
Intangible assets	(341)	(434)
Other temporary differences deferred tax liabilities	-	-
Deferred tax liabilities	$(2,225)	$(1,976)

Net	$1,229	$1,252

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 19 -	TAXES ON INCOME (CONT)

h.	Deferred income taxes (cont.):

The following table summarizes the changes in the valuation allowance for deferred tax assets:

Balance, December 31, 2019	$3,500
Additions during the year	1,984
Balance, December 31,2020	$5,484
Additions during the year	-
Balance, December 31,2021	$5,484
Additions during the year	(282)
Balance, December 31,2022	$5,202

Valuation allowances are mainly related to (i) U.S. subsidiary for which valuation allowance was provided in respect of deferred tax assets resulting from carryforward of State tax losses in the amount of $1,519. That amount is expected to expire gradually starting from 2024 and (ii) Capital losses attributed to the Company in the amount of $956. (iii) corporate income tax losses carryforward incurred in TAT Gedera in amount of $2,727.

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

-TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps. The discontinued operation regarding to the JT8D activity is part of the coating jet engines component segment.

The Group’s chief operating decision-maker (CEO of the Company) evaluates performance, makes operating decisions and allocates resources based on financial data, consistent with the presentation in the accompanying financial statements. CODM reviews revenue, gross profit, operating income and the following assets: cash and cash equivalents, accounts receivable and inventory.

During 2022 TAT completed its plan to consolidate the Company’s operations from four to three production sites by consolidating its production sites in Israel “OEM of heat transfer solutions and aviation accessories” with the “overhaul and coating of jet engine activity” and transferring the heat exchanges cores production operations from Israel to the Company’s production site in Tulsa, Oklahoma.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 20 -SEGMENT INFORMATION (CONT)

b.  Segments statement operations disclosure:

The following financial information is the information that CODM uses for analyzing the segment results. The figures are presented in consolidated method as presented to CODM.

The following financial information is a summary of the operating income of each operational segment:

	Year ended December 31, 2022
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated

Revenues	$21,844	$24,796	$35,879	$5,770	$(3,733)	$84,556

Cost of revenues	18,778	20,750	28,890	3,495	(3,285)	68,628
Gross profit	3,066	4,046	6,989	2,275	(448)	15,928

Research and development	193	54	286	19	(74)	479
Selling and marketing	1,936	926	2,383	330	54	5,629
General and administrative	3,226	2,462	3,686	594	2	9,970
Other expenses (income)	(1,566)	(52)	(18)	-	1,547	(90)
Restructuring expenses, net	975	618	-	122	-	1,715
Operating income (loss)	$(1,698)	$38	$652	$1,210	$(1,977)	$(1,775)
Financial income, net						127
Loss before tax benefits						(1,648)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 20 -SEGMENT INFORMATION (CONT)

b.Segments statement operations disclosure (cont.)

	Year ended December 31, 2021
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated
Revenues	$25,977	$18,846	$33,232	$3,834	$(3,916)	$77,973

Cost of revenues	24,044	16,922	26,444	2,978	(3,685)	66,703
Gross profit	1,933	1,924	6,788	856	(231)	11,270

Research and development	122	80	202	160	(47)	517
Selling and marketing	2,040	1,015	1,961	220	(89)	5,147
General and administrative	3,128	1,855	3,004	558	(191)	8,354
Other expenses (income)	(913)	-	(432)	(19)	896	(468)
Restructuring expenses, net	1,338	386	-	31	-	1,755
Operating income (loss)	$(3,782)	$(1,412)	$2,053	$(94)	$(800)	$(4,035)
Financial expenses, net						540
Loss before tax benefits						(4,575)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 20 -SEGMENT INFORMATION (CONT)

b. Segments statement operations disclosure (cont.)

	Year ended December 31, 2020
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated

Revenues	$23,125	$20,640	$31,189	$3,546	$(3,141)	$75,359

Cost of revenues	21,703	17,885	26,961	3,312	(2,937)	66,924
Gross profit (loss)	1,422	2,755	4,228	234	(204)	8,435

Research and development	(3)	(2)	7	183	-	185
Selling and marketing	1,429	1,152	1,527	261	-	4,369
General and administrative	2,183	2,054	2,732	643	-	7,612
Other expenses (income)	-	21	-	294	-	315
Operating income (loss)	$(2,187)	$(470)	$(38)	$(1,147)	$(204)	$(4,046)
Financial expenses, net						770
Loss before taxes on income						(4,816)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 20 -SEGMENT INFORMATION (CONT)

c.The following financial information identifies the assets, depreciation and amortization, and capital expenditures to segments:

	Year ended December 31, 2022
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	24,251	39,193	55,616	8,846	(1,255)	126,651
Depreciation and amortization	690	432	2,325	259	-	3,706
Expenditure for segment assets	1,012	9,345	5,411	2,107	-	17,875

	Year ended December 31, 2021
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	27,271	27,267	45,112	7,128	4,055	110,833
Depreciation and amortization	2,174	740	1,683	284	-	4,881
Asset’s impairment	1,800					1,800
Expenditure for segment assets	271	4,831	5,624	1,604	-	12,330

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 21 -ENTITY-WIDE DISCLOSURE

a.	Total revenues - by geographical location were attributed according to customer residential country as follows:

	Year ended December 31,
	2022	2021	2020
	Total revenues	Total revenues	Total revenues

Sale of products
Israel	$3,249	$5,532	$3,355
United States	15,616	13,716	12,284
Other	6,595	6,622	7,100
	$25,460	$25,870	$22,739

	Year ended December 31,
	2022	2021	2020
	Total revenues	Total revenues	Total revenues

Sale of Services
Israel	$3,913	$2,213	$3,543
United States	40,954	34,231	34,765
Other	14,229	15,659	14,312
	$59,096	$52,103	$52,620

b.  Total long-lived assets - by geographical location were as follows:

	December 31,
	2022	2021	2020

Israel	$10,231	$8,427	$15,071
United States	41,270	26,978	18,908
Total	$51,501	$35,405	$33,979

c.   Major Customers

The Company has a single customer which his annual sales in 2022 constitute 8.4% from the total group sales. The company has a single customer which his annual sales in 2021 constitutes 12.8% from the total group sales.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 22 -SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS INFORMATION

	Warranty provision	Provision for current expected credit losses

Balance, as of December 31, 2019	$235	$314
Additions	80	194
Deductions	(65)	(202)

Balance, as of December 31, 2020	$250	$306
Additions	80	269
Deductions	(87)	(186)

Balance, as of December 31, 2021	$243	$389
Additions	-	-
Deductions	-	138

Balance as of December 31, 2022	$243	$527

NOTE 23 -SUBSEQUENT EVENTS

In January 2023 the Company received the eligible employee’s retention credit (ERC) grant from the IRS for the Company's subsidiaries in United State Limco and Piedmont, in total amount of $2.4 million (see Note 11).