Form 20-F
period 2023-12-31
TAT TECHNOLOGIES LTD
filed 2024-03-06
CIK 808439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _____________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ....................

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

Ordinary Shares, par value NIS 0.90 per share............... 10,102,612
(as of December 31, 2023)

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

Yes ☐ No ☒

INTRODUCTION

TAT Technologies Ltd. is a leading provider of solutions and services to the aerospace and defense industries, focused mainly on two product areas and services: Thermal Management and Power and Actuation. The Company operates four operational units: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Kiryat Gat facility (TAT Israel); (ii) maintenance repair and overhaul (“MRO”) services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary (mainly APU and LG); and (iv) overhaul and coating of jet engine components through its Turbochrome subsidiary.

TAT targets the commercial aerospace (serving a wide range of types and sizes of commercial and business jets), military aerospace and ground defense sectors. TAT has a global presence with over 500 customers worldwide, including tier one players in their respective markets such as Boeing, Embraer, Lockheed Martin, Collins, Liebherr, Pratt & Whitney (a division of Collins), the U.S. Armed Forces, and service centers of airlines such as American Airlines, Lufthansa and others. TAT enjoys a strong reputation among its customers for quality and service-oriented approach.

As a leading provider in its market, TAT’s business is supported by an extensive number of certifications, including from the American, European, British and Chinese civil aviation authorities, as well as leading manufactures such as Boeing and Honeywell International.

TAT employed as of December 31, 2023 491 employees and operates in three locations: its facility in Kiryat Gat, Israel (“TAT Israel” and “Turbochrome”); Limco Airepair Inc. (“Limco”) in Tulsa, Oklahoma; Piedmont Aviation Component Services LLC (“Piedmont”) in Greensboro, North Carolina; the Company's Headquarters in Netanya Israel and a strategic sales office in Charlotte, North Carolina. In addition, the  Company operates from its headquarters in Netanya Israel and from a strategic sales office in Charlotte, North Carolina.

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

Through its Limco subsidiary, TAT provides MRO services for airlines, air cargo carriers, maintenance service centers and the military, primarily for heat transfer components. Limco is a repair station certified by the FAA and European Aviation Safety Agency ("EASA"). Limco is also an OEM of heat transfer solutions.

Through its Piedmont subsidiary, TAT provides MRO services for aviation components in the area of landing gears, APUs and Machining and Plating services (MPG). Piedmont has a growing Trading and Leasing group that leases APUs (757, 767, 777, 737 and A320) and purchases and sells parts for the repair of APUs globally.  Piedmont is an FAA-certified repair station and provides its services to airlines, air cargo carriers, maintenance service centers and, to a lesser extent, the military.

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

During the years 2020 and 2021 the COVID-19 pandemic had an adverse effect on our industry and the markets in which we operate. The COVID-19 outbreak has significantly impacted the aviation market in which TAT’s customers operate and has resulted in a reduction of TAT’s business with some of these customers. Global supply shortages emerged for certain products, leading to delays in delivery schedule  these effects still apply to a certain degree.

Further to the actions taken by TAT’s management to reduce its expenses, including a reduction in its headcount as well as other cost savings measures due to the effect of COVID-19 on the TAT's industry, TAT announced a restructuring plan in March 2021, which included the transfer of the Company's activity from its leased facility in Gedera to a facility in Kiryat Gat, Israel which is leased by the Company’s wholly-owned subsidiary Turbochrome from the Israel Land Authority (“ILA”) pursuant to a long-term lease agreement expiring in 2045 (with no rental payments due to the ILA in respect of such lease), and to our partially owned facility in Tulsa, Oklahoma. These actions enable TAT to concentrate its heat exchanges cores activity in the United States allowing for better operational flow, getting closer to the Company’s customer base, and cutting fixed costs. For more information about the Company's restructuring plan please see note 9 to the company financial statements.

Macroeconomic conditions, including inflation, rising interest rates and recessionary concerns, as well as ongoing labor cost pressures, transportation and shipping cost pressures have had, and may continue to have, a negative impact on our business, financial condition, profitability, and cash flows. For instance, we were negatively impacted in fiscal 2022 and 2023 by persistent cost pressures, including supply chain and labor costs. We expect inflationary cost pressures to continue in 2024 and we continue to closely monitor macroeconomic conditions, including customer behavior, and the impact of these factors on customer demand. Continuing or worsening inflation, recessionary concerns and/or supply chain and labor challenges may negatively impact our business, financial condition, profitability, and/or cash flows.

Geopolitical events, including the ongoing conflict between Russia and Ukraine , the related economic sanctions by Western governments on Russia and the war and hostilities between Israel and Hamaas and Israel and Hezbollah, has caused greater uncertainty in the global economy and the inflation situation.

TAT’s ordinary shares are publicly traded on the NASDAQ Global Market (“NASDAQ”) under the symbol “TATT” and on the Tel Aviv Stock Exchange (“TASE”) under the symbol “TAT Tech”.  As used in this annual report, the terms “TAT”, “Company”, “we,” “us,” and “our” mean TAT Technologies Ltd. and its subsidiaries, unless otherwise indicated.

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

•	TAT may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.
•	TAT has potential exposure to liabilities arising under environmental laws and regulations.
•	TAT is exposed to potential liabilities arising from product liability and warranty claims.
•	Significant disruptions of TAT’s information technology systems or breaches of its data security could adversely affect TAT’s business.
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

TAT’s major competitors in the area of OEM heat transfer solutions and aviation accessories, are other OEMs who manufacture heat transfer solutions. These include:

(i)	Manufacturers based in the United States, such as the Hughes-Treitler division of Ametek Inc., Boyd Corporation, Collins Aerospace, Honeywell International, and Triumph Thermal Systems;
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

TAT’s major competitors in the area of MRO services for heat transfer components are the service divisions of OEMs, including Honeywell-Lori, Honeywell Secan, Honeywell Singapore, Collins Aerospace Malaysia, Collins Aerospace Maastricht, and Liebherr Aerospace Saline, in addition to the in-house maintenance services of various commercial airlines and other independent service providers, including Triumph Accessory Services, Drake Air – Ametek, American Cooler Service – Aviation Technical Services, Lufthansa Technik and Elite Aerospace, a division of  Meggitt.

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

Five customers accounted for approximately 28.46%, 26.4% and 27.8% of TAT’s revenues for the years ended December 31, 2023, 2022 and 2021, respectively. TAT’s major customers may not maintain the same volume of business with TAT in the future. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

A part of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments and are subject to special risks. A loss of all, or a major portion, of these revenues from government contracts could have a material adverse effect on TAT’s operations.

A portion of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments accounted for approximately 8.3%, 6.3% and 5.6% of TAT’s revenues on a consolidated basis for the years ended December 31, 2023, 2022 and 2021, respectively.

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

In July 2021 Piedmont signed another contract granting Piedmont a 10-year MRO license for MRO of APU131 serving the Boeing 737 platform and AirBus A319-320-321 platform.

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

We are impacted by inflationary increases in wages and cost of raw materials. In all countries in which we operate, wage and benefit inflation, whether driven by competition for talent, or ordinary course pay increases and other inflationary pressure, may increase our cost of providing services and reduce our profitability Decreases in the availability of supplies, increases in the cost of supplies, and delivery issues have caused shortages and delays, as well as increased costs for the procurement of raw materials, components and other supplies required for our performance. TAT may not be able to recoup future increases in the cost of labor and raw materials through price increases for its products and services. Our operating profits and margins under our contracts could be adversely affected by these factors, particularly if the current inflationary pressures are prolonged. If TAT is unable to obtain the raw materials required for its operation, TAT could experience delays or disruptions in the provision of its services and its financial results could be adversely affected.

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

Our backlog includes purchase orders received from our customers for our products or services and our estimation of the maximum potential revenues that are expected to be derived from frame agreements with our customers over the life of the contract or 10 years – the lowest of the two. There is no legal obligation from the customer to purchase our products or services under those frame agreements.  In addition, we use estimations to evaluate the potential revenue from these agreements. From time to time, for reasons beyond our control, projects are delayed, scaled back, suspended or cancelled, or the customer delays making payments, which may adversely affect the revenue, profit and cash flow that we ultimately receive from contracts reflected in our backlog.

TAT faces special risks from international sales operations which may have a material adverse effect on TAT’s business, operating results and financial condition.

 In the years ending December 31, 2023, 2022 and 2021, approximately 93%, 92% and 89% of TAT’s sales, respectively, resulted from TAT’s operations out of Israel. This revenue concentration is subject to various risks, including:

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

As a result of the current geopolitical tensions and conflict between Russia and Ukraine, and the invasion by Russia of Ukraine, the governments of the United States, EU, Japan and other jurisdictions have announced the imposition of sanctions on certain industry sectors and parties in Russia and certain impacted regions, as well as enhanced export controls on certain products and industries. Due to such sanctions, our subsidiary Limco, has ceased selling its products to customers in Russia. While our business in Russia is of limited in scope, these restrictions may cause a reduction of our sales and financial results.

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

Our actions with respect to these affiliated companies may be restricted to some degree by shareholder agreements entered into with our strategic partners. Our business, financial condition, results of operations and prospects may be materially harmed if disagreements develop with our partners. Our ability to withdraw funds and dividends from these entities may depend on the consent of partners. If one of our strategic partners becomes subject to investigation, sanctions or liability, TAT might be adversely affected. Furthermore, strategic partnerships in emerging markets are accompanied by risks inherent to those markets, such as an increased probability of a partner defaulting on obligations or losing a partner with important insights in that region. Strategic partnerships in emerging markets are subject to greater risks than strategic partnerships in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in currencies. As a result of the current geopolitical tensions and conflict between Russia and Ukraine, and the invasion by Russia of Ukraine, the governments of the United States, EU, Japan and other jurisdictions have announced the imposition of sanctions on certain industry sectors and parties in Russia and certain impacted regions, as well as enhanced export controls on certain products and industries. Due to such sanctions, during 2022 and 2023 our joint venture in Russia ceased to purchase heat-exchange cores from Limco, our US subsidiary, and therefore the joint venture had to materially limit the extent of the MRO services it provides to its customers.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on TAT and its executives and directors. TAT’s efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) governing internal controls and procedures for financial reporting have resulted in increased general and administrative expenses and a diversion of management time and attention. TAT expects these efforts to require the continued commitment of significant resources. TAT may identify material weaknesses or significant deficiencies in its assessments of its internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on TAT’s operating results, investor confidence in TAT’s reported financial information and the market price of TAT’s ordinary shares. Our independent registered public accounting firm is not required to perform an audit of our internal controls over financial reporting as of December 31, 2023.

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

TAT’s ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as the following, some of which are beyond TAT’s control:

•	Quarterly variations in TAT’s operating results;
•	Operating results that vary from the expectations of securities analysts and investors;
•	Changes in expectations as to TAT’s future financial performance, including financial estimates by securities analysts and investors;
•	Announcements of technological innovations or new products by TAT or TAT’s competitors;
•	Announcements by TAT or TAT’s competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	Announcements by third parties of significant claims or proceedings against us;
•	Additions or departures of key personnel;
•	Future sales of TAT’s ordinary shares by the Company (such as the issuance and sale in December 2023) or by our controlling shareholders or others;
•	The effects of the war and hostilities between Israel and Hamas and Israel and Hezbollah;
•	De-listing of TAT’s shares from NASDAQ and/or from the TASE;
•	Stock market price and volume fluctuation;
•	Legal proceedings against TAT or its controlling shareholders; and
•	Regulatory actions by securities authorities which impacts TAT’s interaction with securities analysts and institutional investors.

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

TAT’s principal shareholders, FIMI Israel Opportunity FIVE, Limited Partnership and FIMI Opportunity V, L.P. (“FIMI” or the “FIMI Funds”), beneficially own together 52% of TAT’s outstanding shares. If FIMI sells a substantial number of TAT’s ordinary shares or if there is a perception that FIMI may sell a substantial number of TAT’s ordinary shares, the market price of TAT’s ordinary shares may decline. Any substantial sales of TAT’s shares in the public market may also impede our ability to sell equity or equity-related securities in the future at a time, in a place and on terms TAT deems appropriate.

Risks Relating to Our Location in Israel

Because TAT has significant operations in Israel, TAT may be subject to political, economic and other conditions affecting Israel (including the ongoing war and hostilities with Hamas and Hezbollah) that could increase TAT’s operating expenses and disrupt TAT’s business.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks.

Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon.

In addition, Israel faces threats from more distant neighbors, in particular, Iran which has threatened to attack Israel, may be developing nuclear weapons and has targeted cyber-attacks against Israeli entities, and terrorist groups in Yemen, which are threatening to limit the movement of marine shipments to Israel through the Red Sea.

Currently TAT’s continues its business and operations but the intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on our business and operations and on Israel's economy in general.

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

Many of TAT’s employees and some of TAT’s directors and senior management based in Israel are obligated to perform annual reserve duty in the Israel Defense Forces (“IDF”) and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. TAT’s operations could be disrupted by the absence of one or more of its senior management, key employees or a significant number of other employees for a significant period due to military service. Any such disruption in TAT’s operations could adversely affect TAT’s business. Since October 7, 2023, the Israel Defense Force (IDF) has called up more than 350,000 of its reserve forces to serve. A significant number of our management and non-management employees are currently subject to military service in the IDF and many of them have been called to serve. In addition, the family members of many of our Israeli team members are currently serving in the IDF. Such disruption could materially and adversely affect our business, prospects, financial condition, and results of operations.

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

Item 4.   Information on the Company

History and Development of TAT

TAT was incorporated under the laws of the State of Israel in April 1985 under the name Galaxy Graphics Ltd. TAT changed its name to Galagraph Ltd. in August 1986 and to TAT Technologies Ltd. in May 1992. TAT is a public limited liability company under the Israeli Companies Law 1999-5759, (“Israeli Companies Law”), and operates under this law and associated legislation. TAT’s registered offices and principal place of business are located at 5 Hamelacha St., Netanya 4250540 Israel, and its telephone number is +972-8-862-8500. TAT’s website is
 www.tat-technologies.com. The information on TAT’S website is not incorporated by reference into this annual report. The Company’s agent for service of process in the United States is the Company’s subsidiary, Limco-Piedmont, Inc., 5304 S. Lawton Avenue, Tulsa, Oklahoma 74107.

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

On March 11, 2015, Piedmont sold 237,932 shares of Class B common stock of FAvS representing 23.18% of FAvS' share capital and its entire holdings (16,253) of FAvS' Series A preferred stock for an insignificant amount. As of December 31, 2023, TAT owns approximately 5% of FAvS’ issued and outstanding share capital.

In October 2015, TAT acquired Turbochrome, a company certified by the FAA and EASA to perform overhaul and coating of jet engine components, including turbine vanes and blades and fan blades.

In November 2015, TAT entered into an agreement with Engineering to establish a new MRO facility in Russia. The company, TAT-Engineering LLC, is based in Novosibirsk’s Tolmachevo airport and is provides services of minor repair, overhaul and recore for heat transfer components in Russia and the CIS. According to the joint venture agreement, TAT owns 51% of TAT-Engineering's shares and the remaining 49% are held by Engineering.

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

MRO Services for Heat Transfer Components and OEM of Heat Transfer Solutions (Limco)

Through its Limco subsidiary TAT provides MRO services and OEM services to the aerospace and ground defense industries in the field of heat transfer. Limco’s FAA-certified repair station provides aircraft component MRO services for airlines, OEMs, air cargo carriers, maintenance service centers and the military. Limco is also certified by the EASA,  and the Civil Aviation Administration of China (“CAAC”). Limco has NADCAP certification for dye penetrant testing, welding and heat treating. Limco specializes in MRO services for components of aircraft, such as heat transfer components and ozone converters. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft heat transfer components typically require MRO services, including repairs and installation of replacement units, after two to five years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period. Limco’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Limco’s customers include major U.S. domestic and international airlines, air cargo carriers, maintenance service centers, OEMs such as commercial and military aircraft manufacturers and defense contractors, and the U.S. Armed Forces (Army, Air Force, Navy and Coast Guard). MRO contracts with these types of customers are generally long-term engagements and may have terms of one to five years or more.

Limco enjoys a strong reputation among customers for its competitive pricing and fast turnaround time. It is recognized by leading OEMs of aerospace products to provide MRO services for their heat transfer solutions. For example, Limco is a well-recognized Collins Aerospace Authorized repair center, providing MRO services for many of its heat transfer solutions.

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

Piedmont is licensed by Honeywell as an authorized repair center to provide MRO services for several types of its APU models. Piedmont has licensing agreements in place with the major landing gear manufacturers Safran Landing Gear Systems and Liebherr Aerospace as well.

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

In this instance, Piedmont signed several strategic agreements with Honeywell (aerospace division). Under these transactions, Honeywell granted a 10-year license to MRO with respect to the following APU lines : 331-200\250, 331-500 that serves the Boeing 777 platform and 131 that serves the Boeing 737 platform and Airbus 319-320-321 platform. During 2021, Piedmont entered into the APU leasing activity with a purchase of eighteen 331-500APU engines from Honeywell, under which Honeywell is the main customer for leasing these engines (pursuant to this agreement Piedmont is Honeywell's sole source for engines for lease purposes). In 2022 Piedmont increased the lease pool by adding six 131-9A/B APU’s and five 331-200/250 APU’s.

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

In June 2020, the Company's management decided to discontinue the JT8D engine blades reconditioning activity as part of a strategic change in Turbochrome's business to focus on new capabilities to provide services to newer types of engines. This discontinued operation constitutes a material portion of Turbochrome’s revenues. In 2021, the Company continued with the fade out plan of the JT8D engine blade reconditioning activity and as of 2022 and 2023 this activity is immaterial for TAT’s financial statements reporting.

TAT-Engineering LLC

In November 2015, we signed an agreement with Russian-based Engineering Holdings Ltd, of Moscow (“Engineering”), to establish a new facility for the provision of MRO services for heat transfer components. The company, TAT-Engineering LLC, is based in Novosibirsk’s Tolmachevo airport. The entity was established in January 2016 and is currently operating under FAA certifications and obtained FAA high-level repair approvals.  Current efforts are focused on marketing initiatives targeting the major Russian and CIS airlines and maintenance stations.  However, due to sanctions imposed by the United States, EU, Japan and other jurisdictions on certain industry sectors and parties in Russia and certain impacted regions, as well as enhanced export controls on certain products and industries, during 2022 and 2023 our joint venture in Russia ceased to purchase heat-exchange cores from Limco, our US subsidiary, and therefore the joint venture had to materially limit the extent of the MRO services it provides to its customers.

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

•
Effective synergy among group members — enhancing the synergies between our various businesses. For example, by supplying TAT Israel with heat transfer components manufactured in Limco for the sale of heat exchangers.

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

During 2021, as part of a strategic plan by TAT’s management, TAT started transferring the heat exchangers activity from its Gedera facility to Limco in the US. The transfer was accomplished according to TAT’s management strategic plan in 2022. Such transfer created a unified independent MRO\OEM center for heat exchangers, and as part of such transfer TAT built its strategic R&D center for heat exchangers in the US.

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

Limco performs MRO services at its repair station in Tulsa, Oklahoma which has ISO9001, AS9110 and AS9100 certification, NADCAP certification for dye penetrant testing, welding and heat treating, and is licensed to provide MRO services by the FAA and EASA, as well as by the civil aviation Administration of China.

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

Piedmont performs MRO services at its repair station in Greensboro, North Carolina, which is licensed by the FAA and EASA. Piedmont specializes in providing comprehensive repair and overhaul services for APU models manufactured by Honeywell ,the leading OEM in the United States. In addition, Piedmont provides full repair, overhaul, machining, plating and grinding services for landing gear systems for commercial and military aircraft. Piedmont has a long history in providing landing gear MRO services for regional airliners, including aircraft manufactured by the French-Italian ATR (42/72), Gulfstream (G4), Lockheed Martin (P3/C130) and the Brazilian Embraer (E170/E190).  At the end of 2020 Piedmont signed a new exclusive contract with Honeywell as Honeywell's exclusive rental bank provider for the APU 331-500 (used in the Boeing 777 platform). By signing this agreement with Honeywell and purchasing 18 APU331-500 engines Piedmont entered a new segment of APU leasing. Piedmont also signed a contract to be an authorized repair station for the 331-500 APU (serving the Boeing 777 platform) as well as the APU 131 serving the Boeing 737 platform and Airbus 319-320-321 platform.

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

Customers

General

TAT targets a broad range of customers within the commercial and military aerospace and ground defense industries. Our customers include commercial manufacturers of military equipment, commercial airlines, aircraft manufacturers, military forces, the defense industry, and other manufacturers of electronic systems, aviation units and machinery in the United States, Europe, CIS, Asia, Latin America and Israel. During 2023, TAT had revenues generated by more than 500 customers worldwide.

Major Customers

OEM Customers

TAT, primarily through TAT Israel, sells its OEM solutions and systems to commercial and military aircraft manufacturers and defense contractors and to the U.S. and Israeli governments.

Partial lists of OEM customers are set in the following table:

Aircraft manufacturers	Boeing, Textron, Pilatus, Embraer, Lockheed Martin, Honda Aircraft, Cirrus, Gulfstream, Raytheon-Collins
System manufacturers/integrators and defense contractors	Liebherr, , Rafael, Elbit, IAI, Parker, , Eaton Aerospace, Safran.

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

TAT’s partial list of MRO customers is set forth in the following table:

U.S. Domestic and international airlines and air cargo carriers
Air France-KLM, Lufthansa, FedEx, UPS, American Airlines, Delta Airlines, United Airlines, Air Canada Jazz, Republic Airways, DHL, Austrian Airlines, TAM, Thai, Korean Air, Air India, Swiftair, Allegiant Air, Empire Airlines, Mountain Air Cargo, Alliance Airlines,

Maintenance service centers
Fokker, Honeywell International, Kellstrom Commercial, Aero Kool, Lufthansa Technik, RTX through Collins, SR Technics, Embraer, , Turkish Technic, Delta Tech Ops, ST Aerospace Engineering, , Gulfstream, IAI, Haeco Americas , Air New-Zeeland, AAR.

Governments and military air forces	U.S. Army, U.S. Air Force and U.S. Navy; Israeli Ministry of Defense, Israeli Air Force; Belgium Air Force, Polish Air Force, Portuguese Air Force, Japan Air Force.

Military Contracts

Direct sales to the U.S. government, our largest government customer, accounted for approximately 6.6% of TAT’s revenues for the year ended December 31, 2023, approximately 5.2% of our revenues for the year ended December 31, 2022 and approximately 5.6% of our revenues for the year ended December 31, 2021.

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

The vast majority of the governmental contracts to which TAT is party to are fixed-price contracts, some of which contain fixed-price escalation mechanism. Under these contracts, TAT agrees to perform specific work for a fixed price and, accordingly, realizes the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. The allowable government contract costs and fees of TAT are subject to audit and may result in non-reimbursement of some contract costs and fees. While governments reserve the right to conduct further audits, audits conducted for periods through fiscal year 2022 and 2023 have resulted in no material cost recovery disallowances for TAT.

TAT’s eligibility to perform under its government contracts requires us to maintain adequate security measures. TAT has implemented security procedures that it believes adequately satisfies the requirements of its current government contracts.

Backlog and Long-Term Agreements

Our backlog includes the following: (i) actual purchase orders, and (ii) the estimated sales we expect to generate from long-term agreements during the life of the contract or 10 years the lower of the two, for which we do not have actual purchase orders. It should be noted that under these long-term agreements there is no legal obligation from the customer to purchase our products or services, yet typically our customers would not sign such an agreement unless there is a specific business opportunity. As such, backlog information may not necessarily be indicative of future sales.

As of December 31, 2023, our backlog included: (i) outstanding purchase orders representing an aggregate amount of $85 million, and (ii) sales that we expect to generate from long-term agreements (the longest of which is until 2033) for which we have not yet received actual purchase orders in an aggregate amount of $349 million.

Product and Service Warranties

TAT provides warranties for its products and services ranging from one to three years, depending on the nature of the specific product. To date, TAT’s warranty costs have not been substantial. As of December 31, 2023, the combined warranty reserve for TAT was $0.3 million.

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

The major competitors of TAT in the area of OEM of heat transfer solutions and aviation accessories include manufacturers in the United States such as the Hughes-Treitler division of Ametek, Lytron, Niagara Thermal, Collins Aerospace, Honeywell International and Triumph Thermal Systems; manufacturers based in Europe such as I.M.I. Marston, a subsidiary of Collins Aerospace, Safran and Liebherr; and manufacturers based in Asia such as Sumitomo Precision Products from Japan. These competitors may enjoy competitive advantages over TAT Israel, such as:

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

For heat transfer MRO services, TAT’s major competitors are Triumph Thermal Systems, Lori Heat Transfer Center of Honeywell, Drake Air – Ametek, Liebherr-Aerospace, American Cooler Service, Collins Aerospace Malaysia, Lufthansa Technik, Meggitt (Elite) and others.

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

MRO Services for Aviation Components

The market for MRO services in which Piedmont operates is highly competitive. Competition in this market is based on quality, price, turnaround time and breadth of services. Piedmont’s primary MRO services competitors are the service divisions of OEMs, the in-house maintenance services of various commercial airlines and other independent service providers, such as TAT or Piedmont. For APU and landing gear MRO services Piedmont’s major competitors are Standard Aero Group., Aerotech International, Honeywell International, Chase Aerospace, Professional Aviation, Messier-Dowty Aerospace (MD), AAR, Hawker Pacific, APRO, TAG Aero and Turbine Aero and others.

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

A number of Turbochrome’s competitors have inherent competitive advantages. For example, Turbochrome competes with the service divisions of large OEMs which may have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. Turbochrome also competes with the in-house service divisions of large commercial airlines and there is a strong incentive for an airline to fully utilize the services of its maintenance employees and facilities. Further, Turbochrome’s competitors may have additional competitive advantages, such as:

•	The ability to adapt faster to changes in customer requirements and industry conditions or trends;
•	Better name recognition;
•	Ability to bundle jet engine and other aircraft components;
•	Stronger relationships with customers, OEMs and suppliers;
•	Lower cost structure;
•	Regional support near customers’ location;
•	Access to greater marketing resources;
•	Access to superior technology;
•	Greater access to capital; and
•	Greater resources which allow for better turnaround time

Competitive Strengths

We believe that TAT’s success can be attributed to several critical factors, including the following:

•	Engaging in Pro-active Account Management efforts to preserve its customer base in existing projects, while working to broaden and increase its involvement with such clients.
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

Piedmont’s engineering department employs experienced mechanical and aerospace engineers with repair station and manufacturing experience in both engineering and quality. Piedmont also has an FAA-certified DER on staff with delegations in Auxiliary Power Units (APUs) & Mechanical Systems and with special delegation to manage and approve repair specifications.  In addition to developing quality major repairs, Piedmont’s engineers have experience in obtaining supplemental type certificates and parts manufacturer approvals while working directly with the FAA Aircraft Certification Office.

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

Research and Development

In light of the rapidly evolving technological landscape in thermal management systems and the advent of electric Vertical Takeoff and Landing (eVTOL) aircraft, along with the increasing cooling demands posed by sophisticated electrical flying vehicles, TAT recognizes the imperative for ongoing exploration of innovative technologies and materials. This proactive exploration is specifically designed to not only improve the physical characteristics of its products, such as size and weight, but also to elevate their performance metrics, focusing on factors like optimal heat transfer, heightened reliability, and extended lifespan.

Acknowledging the dynamic nature of customer demands and the ever-changing competitive environment, TAT is resolutely committed to the continuous development of groundbreaking products. This commitment extends to the enhancement of functionalities in its existing offerings. By adopting this strategic approach, TAT ensures its adaptability and responsiveness to emerging market potential. The company actively allocates significant resources to foster collaboration with its customers, forming partnerships that serve as catalysts for the pursuit of technological advancements and the enhancement of product features.

Through these collaborative efforts, TAT aspires to achieve and deliver cutting-edge solutions, positioning itself at the forefront of innovation for the thermal management systems. By staying at the vanguard of technological advancements, TAT aims to not only meet but exceed the evolving needs of its customers while maintaining a competitive edge in the dynamic market landscape.

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

 During 2023 TAT signed a lease agreement for an approximately 6,505 rentable square feet facility in Harris Corners Parkway , Charlotte, USA, which will expire in April, 2029. Due to the new agreement, the Company recognized an operating ROU assets and related operating lease liability of approximately $1 million. In 2023, the rental expense for this property was $200 thousand.

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

 In 2023, 2022 and 2021, the rental expense for this property was $253 thousand, $271 thousand and $158 thousand, respectively.

In the second half of 2015, Piedmont leased approximately 82,000 square feet in Greensboro, North Carolina, for its new landing gear component and overhaul repair station as well as the MPG operation. The lease expires on June 30, 2025. In 2023, 2022 and 2021 the rental expense was $357 thousand, respectively, for each one of these years. In addition, Piedmont leases approximately 56,000 square feet space for its facility in Kernersville, North Carolina to support its APU component and overhaul repair station. During 2018, Piedmont vacated the first floor of the facility while continuing to lease the second-floor space, approximately 28,000 square feet.   In 2023, 2022 and 2021, the rental expense for this property was $48 thousand for each year respectively. The lease is in effect until May 2025.

In December 2023, Piedmont signed an additional lease agreement for a facility in Kernersville, North Carolina,  USA, The term of this lease is 3 years and  will expire on December 31, 2026. Piedmont has two options to extend the lease for the terms of 1 year each. The rentable facility is approximately 49,203 square feet and the rent expense will be $180 thousand for each year..

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

Sources of Revenues

TAT, directly and through its subsidiaries, provides a variety of solutions and services to the commercial and military aerospace and ground defense industries, including:

(i)	OEM of heat transfer solutions and aviation components, such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers (through TAT Israel);
(ii)	MRO services for heat transfer components and OEM of heat transfer solutions (through our Limco subsidiary);
(iii)	MRO services for aviation components (through our Piedmont subsidiary); and
(iv)	Overhaul and coating of jet engine components (through our Turbochrome subsidiary).

TAT’s revenues from its four operational segments for the three years ended December 31, 2023 were as follows:

	Year Ended December 31,
	2023		2022		2021
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Revenues
OEM of heat transfer solutions and aviation accessories	27,555	24.2%	21,844	25.8%	25,997	33.3%
MRO services for heat transfer components and OEM of heat transfer solutions	32,995	29%	24,796	29.3%	18,846	24.2%
MRO services for aviation components	50,760	44.5%	35,879	42.4%	33,232	42.6%
Overhaul and coating of jet engine components	6,854	6%	5,770	6.8%	3,834	4.9%
Eliminations	(4,370)	(3.7)%	(3,733)	(4.3)%	(3,916)	(5)%
Total Revenues	$113,794	100%	$84,556	100%	$77,973	100%

The following table reflects the geographic breakdown of TAT’s revenues for each of the three years ended December 31, 2023:

	Years Ended December 31,
	2023		2022		2021
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues

United States	$7,698	7%	$56,570	66.9%	$47,947	61.5%
Israel	81,999	72%	7,162	8.5%	7,745	9.9%
Other	24,097	21%	20,824	24.6%	22,281	28.6%
Total	$113,794	100%	$84,556	100.0%	$77,973	100.0%

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

The following table presents, for the periods indicated, information concerning TAT’s results of operations:

	Year Ended December 31
	2023	2022	2021
	(in thousands)
Revenues
OEM of heat transfer solutions and aviation accessories	$27,555	$21,844	$25,977
MRO services for heat transfer components and OEM of heat transfer solutions	32,995	24,796	18,846
MRO services for aviation components	50,760	35,879	33,232
Overhaul and coating of jet engine components	6,854	5,770	3,834
Eliminations	(4,370)	(3,733)	(3,916)
Total revenues	113,794	84,556	77,973
Cost of revenues
OEM of heat transfer solutions and aviation accessories	20,193	18,778	24,044
MRO services for heat transfer components and OEM of heat transfer solutions	30,176	20,750	16,922
MRO services for aviation components	41,788	28,890	26,444
Overhaul and coating of jet engine components	4,110	3,495	2,978
Eliminations	(4,941)	(3,285)	(3,685)
Total cost of revenues	91,326	68,628	66,703
Gross profit	22,468	15,928	11,270
Research and development costs, net	715	479	517
Selling and marketing	5,523	5,629	5,147
General and administrative	10,558	9,970	8,354
Other expenses (income)	(433)	(90)	(468)
Restructuring expenses, net	-	1,715	1,755
Operating income (loss)	6,075	(1,775)	(4,035)
Financial income (expense), net	(1,330)	127	(540)
Income (loss) before taxes on income (tax benefit)	4,745	(1,648)	(4,575)
Taxes on income (tax benefit)	576	98	(662)

income (loss) before equity investment	4,169	(1,746)	(3,913)
Share in results of affiliated company and impairment of share in affiliated companies	503	184	(76)
Net income (loss) from continued operation	$4,672	$(1,562)	$(3,989)
Net income (loss) from discontinued operation	-	-	427
Net income (loss)	$4,672	$(1,562)	$(3,562)

The following table presents, for the periods indicated, information concerning TAT’s results of operations as a percentage of revenues:

	Year Ended December 31,
	2023	2022	2021
Revenues
OEM of heat transfer solutions and aviation components	24.2%	25.8%	33.3%
MRO services for heat transfer components and OEM of heat transfer solutions	29	29.3	24.2
MRO services for aviation components	44.5	42.4	42.6
Overhaul and coating of jet engine components	6	6.8	4.9
Eliminations	(3.7)	(4.4)	(5)
Total revenues	100	100	100
Cost of revenues
OEM of heat transfer solutions and aviation components	17.4	22.2	30.8
MRO services for heat transfer components and OEM of heat transfer solutions	26.5	24.5	21.7
MRO services for aviation components	36.7	34.2	33.9
Overhaul and coating of jet engine components	3.6	4.1	3.8
Eliminations	(4)	(3.9)	(4.7)
Cost of revenues	80.2	81.2	85.5
Gross profit	19.7	18.8	14.5
Research and development costs, net	0.6	0.6	0.7
Selling and marketing	4.8	6.7	6.6
General and administrative	9.3	11.8	10.7
Other expenses (income)	(0.4)	(0.1)	(0.6)
Restructuring expenses, net	0	2	2.2
	14.3	21	19.6
Operating income (loss)	5.3	(2.1)	(5.1)
Financial income (expense), net	(1.2)	0.2	(0.7)
Income (loss) before taxes on income (tax benefit)	4.2	(1.9)	(5.8)
Taxes on income (tax benefit)	0.5	0.1	(0.8)
income (loss) before equity investment	3.7	(2.1)	(5)
Share in results of affiliated company and impairment of share in affiliated companies	0.4	0.2	(0.1)
Net income (loss) from continued operation	4.1	(1.8)	(5.1)
Net income (loss) from discontinued operation	-	-	0.5
Net income (loss)	4.1%	(1.8)%	(4.6)%
________________________
* Less than 0.1 percent

Year ended December 31, 2023 compared with Year ended December 31, 2022

Revenues. Total revenues were $113.8 million for the twelve months ended December 31, 2023, compared to $84.5 million for the twelve months ended December 31, 2022, an increase of 34.5%. This reflects (i) the increase in revenues in the OEM of heat transfer solutions and aviation accessories segment; (ii) the increase in revenues in the MRO services for heat transfer components and OEM of heat transfer solutions segment; (iii) the increase in revenues in the MRO services for aviation components segment; and (iv) the increase in revenue in the overhaul and coating of jet engine components segment.

Revenues from OEM of heat transfer solutions and aviation components. Revenues from this operating segment increased to $27.6 million for the year ended December 31, 2023, from $21.8 million for the year ended December 31, 2022, an increase of 26.1%.

Revenues from MRO services for heat transfer components and OEM of heat transfer solutions. Revenues from the MRO services for heat transfer components and OEM of heat transfer solutions operating segment increased to $33 million for the year ended December 31, 2023, from $24.8 million for the year ended December 31, 2022, an increase of 33.1%.

Revenues from MRO services for aviation components. Revenues from MRO services for aviation components operating segment increased to $50.7 million for the year ended December 31, 2023, from $35.9 million for the year ended December 31, 2022, an increase of 41.5%.

Revenues from overhaul and coating of jet engine components. Revenues from overhaul and coating of jet engine components segment increased to $6.8 million for the year ended December 31, 2023, from $5.8 million for the year ended December 31, 2022 an increase of 18.8%.

Cost of revenues. Cost of revenues was $91.3 million for the twelve months ended December 31, 2023, compared to $68.6 million for the twelve months ended December 31, 2022, an increase of 33.1%.

Cost of revenues as a percentage of revenues decreased to 80.2% for the twelve months ended December 31, 2023, from 81.2% for the twelve months ended December 31, 2022. The decrease is primarily due to the increase in revenue in a higher percentage compared to the increase in our fixed costs and due to better employees utilizations in some segment.

Cost of revenues for OEM of heat transfer solutions and aviation accessories. Cost of revenues for this operating segment was $20.2 million for the year ended December 31, 2023, compared to $18.8  million for the year ended December 31, 2022, an increase of 7.5%.

Cost of revenues as a percentage of revenues in this segment decreased to 71.9% in the year ended December 31, 2023, from 86% for the year ended December 31, 2022. The decrease is mainly due better direct labor utilization and increase in revenues in percentages which are higher compared to our fixed costs..

Cost of revenues for MRO services for heat transfer components and OEM of heat transfer solutions. Cost of revenues for the MRO services for heat transfer components and OEM of heat transfer solutions operating segment increased to $30.1 million for the year ended December 31, 2023 from $20.8 million for the year ended December 31, 2022, an increase of 45.4%.

Cost of revenues as a percentage of revenues in this segment increased to 91.4% in the year ended December 31, 2023 from 83.6% for the year ended December 31, 2022. The increase is primarily due to the transfer of heat exchange cores manufacturing capabilities to Limco in 2022, which increase the labor cost and raw material usage as part of the learning curve in the new operational production line and increase in depreciation for the new production line.

Cost of revenues for MRO services for aviation components. Cost of revenues for MRO services for aviation components operating segment increased to $41.8 million for the year ended December 31, 2023 from $28.9 million for the year ended December 31, 2022, an increase of 44.6%.

Cost of revenues as a percentage of revenues in this segment increased to 82.5% in the year ended December 31, 2023 from 80.5% for the year ended December 31, 2022.

The increase is mainly due to the increase in the cost of components which increased at a higher rate compared to the increase in selling prices.

Cost of revenues for overhaul and coating of jet engine components. Cost of revenues for the overhaul and coating of jet engine components segment increased to $4.1 million for the year ended December 31, 2023 from $35. million for the year ended December 31, 2022, an increase of 17.6%.

Cost of revenues as a percentage of revenues in this segment decreased to 60 % in the year ended December 31, 2023 from 60.6% in the year ended December 31, 2022.

Research and development, net. Research and development expenses increased to $0.7 million for the twelve months ended December 31, 2023, from $0.5 million for the twelve months ended December 31, 2022, ,an increase of 50%.

Research and development expenses as a percentage of revenues were 0.6% for the twelve months ended December 31, 2023 compared to 0.6% for the twelve months ended December 31, 2022.

Selling and marketing. Selling and marketing expenses were $5.5 million for the twelve months ended December 31, 2023, compared to $5.6 million for the twelve months ended December 31, 2022.

Selling and marketing expenses as a percentage of revenues were 4.8% for the twelve months ended December 31, 2023, compared to 6.7% for the twelve months ended December 31, 2022, a decrease of 1.9%.

General and administrative. General and administrative expenses were $106. million for the twelve months ended December 31, 2023, compared to $10 million for the twelve months ended December 31, 2022, an increase of 6%.

General and administrative expenses as a percentage of revenues were 9.3% for the twelve months ended December 31, 2023, compared to 11.8% for the twelve months ended December 31, 2022.

Other expenses (income). Other expenses (income) were ($0.4) million for the twelve months ended December 31, 2023, compared to ($0.1) million for the twelve months ended December 31, 2022, an increase of 480%.

Other income as a percentage of revenues were 0.4% for the twelve months ended December 31, 2023, compared to 0.1% for the twelve months ended December 31, 2022.

Restructuring expenses. The company completed its restructuring plan by the end of 2022.

Restructuring expenses as a percentage of revenues were 2% for the twelve months ended December 31, 2022

Financial expenses, net. Financial income, net for the twelve months ended December 31, 2023 were $1.3 million, compared to $0.1 million of financial expenses for the twelve months ended December 31, 2022. The increase was mainly due to an increase in the interest rates and loans proceeds in 2023 and lower exchange rate differences. Additionally,  In 2022 there were high exchange rate differences as a result of a stronger US dollar compared to the Israeli Shekel  (the Israeli Shekel weakened by 13.2% against the US dollar in 2022, compared to 2021 in which the Israeli Shekel strengthen by 3.3% against the US dollar(.

Taxes on income (tax benefit). Taxes on income for the twelve months ended December 31, 2023, amounted to $0.5 million, compared to $0.1 million tax benefits for the twelve months ended December 31, 2022.

Share in results of equity investment of affiliated companies. Share in results of equity investment of affiliated companies for the twelve months ended December 31, 2023, amounted to a gain of $0.5 million compared to a gain of $0.2 million for the twelve months ended December 31, 2022.

Year ended December 31, 2023 compared with Year ended December 31, 2022

Please see Item 5 on Form 20-F for the Year ended December 31, 2022 filed on March 29, 2023 for this comparison.

Conditions in Israel

TAT is incorporated under the laws of the State of Israel, and its principal executive offices and manufacturing and research and development facilities are located in Israel. See “RISK FACTORS” for a description of governmental, economic, fiscal, monetary or political policies or factors (including the ongoing war and hostilities with Hamas and Hezbollah)  that have materially affected or could materially affect TAT’s operations.

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

Corporate Tax Rate

Israeli companies are generally subject to corporate tax on their taxable income (including capital gains). The regular corporate tax rate for Israel was 23% for the year ended December 31, 2021, December 31, 2022 and December 31, 2023.

However, the rate is effectively reduced for income derived from Approved and Beneficiary Enterprises, as defined by the Law for the Encouragement of Capital Investments, 1959, as amended.

For additional information, please see Item 10.E below “Taxation - Israeli Tax Considerations - Tax Benefits under the Law for the Encouragement of Capital Investments, 1959”.

Certain investment income derived by TAT from investments may not be regarded by the Israeli tax authorities as income from TAT’s Preferred Enterprise and consequently may be taxed at the regular statutory rate in Israel.

Certain of TAT’s subsidiaries operate in and are subject to the tax laws of various other jurisdictions, primarily the United States. TAT’s U.S. subsidiaries are taxed based on federal and state tax laws.  The U.S. federal statutory flat tax rate for tax years 2022 and 2023 is 21%.

Recently Issued Accounting Standards

Recently adopted accounting pronouncements:

1 In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amended guidance enhances income tax disclosures primarily related to the effective tax rate reconciliation and income taxes paid information. This guidance requires disclosure of specific categories in the effective tax rate reconciliation and further information on reconciling items meeting a quantitative threshold. In addition, the amended guidance requires disaggregating income taxes paid (net of refunds received) by federal, state, and foreign taxes. It also requires disaggregating individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amended guidance is effective for fiscal years beginning after December 15, 2024. The guidance can be applied either prospectively or retrospectively. We are evaluating the impact this amended guidance may have on the footnotes to our consolidated financial statements.

2. In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amended guidance requires incremental reportable segment disclosures, primarily about significant segment expenses. The amendments also require entities with a single reportable segment to provide all disclosures required by these amendments, and all existing segment disclosures. The amendments will be applied retrospectively to all prior periods presented in the financial statements and is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024, with early adoption permitted. We are evaluating the impact this amended guidance may have on the footnotes to our consolidated financial statements.

Liquidity and Capital Resources

On December 21, 2023, TAT completed the issuance and sale of 1,158,600 Ordinary Shares of the Company in a private placement to Israeli institutional and accredited investors (as defined under Israel’s Securities Law, 5728-1968), for a purchase price of NIS 31.70 per share (which equaled $8.77 per share based on the exchange rate published by the Bank of Israel at such time), resulting in net proceeds to the Company, after deducting offering expenses, of approximately NIS 36.2 million (or approximately $10.0 million). The newly issued shares represent approximately 11.5% of the Company’s issued and outstanding Ordinary Shares after the consummation of such sale.

As of December 31, 2023, TAT had cash and cash equivalents of $16.9 million compared to $ 8 million as of December 31, 2022, an increase of $8.9 million primarily due to the private placement.

During 2023, TAT increased its loans and lines of credit from commercial banks by $1.7 million, and repaid loans in the amount of $1.7 million.

During 2022, TAT received a loan from a commercial bank in the amount of $3.7 million.  The loan bears annual interest rate of 6.65% (Prime Rate +0.9%) and is repaid in equal monthly installment as of [April 2022] through March 2029. This new loan is in addition to four previous loans received during 2020 and 2021 in an aggregate amount of $6.3 million.

During 2022, TAT received loans from a commercial bank in the US in an aggregate amount of $7.9 million. These loans are secured with a first degree lien on TAT’s US subsidiaries equipment. The loans bear annual interest of 3.75% and 4.2% and are repaid in equal monthly installments until 2029 and 2031. In addition, TAT received loans from Machinery Finance Resources in 2023 in the  total amount of $0.7 million. The loans bear annual interest of 6.65% which are paid in equal monthly installments until 2028

During 2022 TAT subsidiary received a credit line from a US commercial bank in the amount of $7 million with maturity date of February 2024 and carry an interest of WSJP+0.1% . During 2023, the Company utilized an additional $1 million from the credit line.

During 2022 TAT received a long-term loan of $5 million from a commercial bank in the US, loan bears an annual fixed interest rate of 2.9% and maturity date of March 2024

 During 2023 the company secured another short term line of credit for the amount of $4.5 million from an Israeli bank. The company’s building and land in Kiryat Gat serves as collateral for this loan.

For more information about the company's loans please refer to Note 10 in the financial statements.

Capital expenditures for the years ended December 31, 2023, 2022 and 2021 were approximately $2.9 million, $16.1 million and $15.6 million, respectively. TAT funded these expenditures mainly from its own cash resources, cash flows from operations. TAT expects that its available cash and cash equivalents and cash flow generated from operations will be sufficient to fund its capital expenditures.

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

Cash Flows

The following table summarizes TAT’s cash flows for the periods presented:

	Year Ended December 31,
	(in thousands)
	2023	2022	2021
Net cash provided by (used in) operating activities	$2,255	$(4,867)	$(2,269)
Net cash used in investing activities	(3,579)	(16,120)	(5,407)
Net cash provided by financing activities	10,240	15,798	7,652
Net cash provided by (used in) discontinued activities	-	-	153
Net increase (decrease) in cash and cash equivalents	8,916	(5,189)	8,345
Cash and cash equivalents at beginning of the year	8,026	13,215	15,959
Cash and cash equivalents at end of the year	$16,942	$8,026	$24,304

Net cash provided in operating activities for the year ended December 31, 2023, amounted to approximately $2.2 million, compared to net cash used in operating activities of ($4.9) million for the year ended December 31, 2022 and net cash used in by operating activities of ($2.3) million for the year ended December 31, 2021.

Net cash provided by operating activities for the year ended December 31, 2023 was impacted by the company’s working capital needs.

Net cash used in operating activities for the year ended December 31, 2023 was principally derived from the following adjustments of non-cash line items: an upward adjustment of $4.7 million for depreciation and amortization; an upward adjustment of $4.2 million for an increase in trade accrued expenses other; an offset adjustment of $5.4 million for inventory .; a downward adjustment of $4.2 million for increase in trade accounts receivable.

Net cash used in operating activities for the year ended December 31, 2022 was impacted by the company's restructuring plan costs with an amount of $1.7 million.

Net cash used in operating activities for the year ended December 31, 2022 was principally derived from the following adjustments of non-cash line items: an upward adjustment of $3.7 million for depreciation and amortization; a upward adjustment of $1.1 million for an increase in trade accounts payable; an upward adjustment of $2.7 million for accrued expenses. This was offset by a loss of $1.5 million; a downward adjustment of $5 million for increase in inventory; a downward adjustment of $2.6 million for increase in trade accounts receivable; and a downward adjustment of $1.8 million for increase in other current assets and prepaid expenses.

Net cash used in operating activities for the year ended December 31, 2021 was impacted by the company's restructuring plan cost with a total amount of $0.58 million.

Net cash used in operating activities for the year ended December 31, 2021 was principally derived from the following adjustments of non-cash line items: an upward adjustment of $4.8 million for depreciation and amortization; a upward adjustment of $2.6 million for increase in trade accounts payable; an upward adjustment of $1.8 million for impairment of fixed assets. This was offset by $3.9 million loss; a downward adjustment of $2.9 million for increase in trade accounts receivable; a downward adjustment of $1.4 million for government loan forgiveness; a downward adjustment of $1.3 million due to change in lease right of use and lease liability; and a downward adjustment of $1 million for increase in other current assets and prepaid expenses.

In the year ended December 31, 2023, net cash used by investing activities was $3.6 million, out of which approximately $5.1 million was attributed to investment mainly in new machinery and buildings  and $2 million from sale of machinery and equipment.

In the year ended December 31, 2022, net cash used by investing activities was $16.1 million, out of which approximately $12.3 million was attributed to investment in new machinery and buildings due to the company's restructuring plan.

In the year ended December 31, 2021, net cash used by investing activities was $15.6 million, out of which approximately $5.8 million was attributed to investment in machinery and buildings due to the Company's restructuring plan.

In the year ended December 31, 2023, net cash provided by financing activities was primarily attributable to an amount of $10.2million from issuance of common shares during 2023.

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

A.          Research and Development, Patents and Licenses

Not applicable.

B.          Trend Information

In recent years, the aerospace industry in which we operate has been impacted by the increase in number of commercial and defense aircraft, increase in commercial passenger traffic and a corresponding increase in airlines’ revenue. The Covid-19 pandemic did, however, result in a slow-down in commercial aviation markets during the years 2019-2022. Commercial carriers remain committed to their efforts to reduce cost of MRO activities and increase efficiencies.

C.         Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

D.          Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2023, and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by Period (Amounts in Thousands of US$)
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations	2,730	1,033	1,147	550	-
Purchase commitments	24,927	10,732	4,195	-	-
Total	$27,657	$21,765	$4,342	$550	$-

In addition, we have long-term liabilities for severance pay that are calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Employees are entitled to one month’s salary for each year of employment or a portion thereof.  As of December 31, 2023, our severance pay liability, net was $ 336 thousand.

TAT expects to pay $722 thousand in future benefits to their employees during 2024 through 2033 upon their normal retirement age. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Israeli company before their normal retirement age.

TAT also has the following guarantees as of December 31, 2023:

In order to secure TAT's liability to the Israeli customs, TAT provided bank guarantees in the amount of $42 thousand. The guarantees are linked to the consumer price index and will expire from December 2023 through December 2024.

Item 6.  Directors, Senior Management and Employees

A.          Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers, as of the date hereof:

Name	Age	Position
Amos Malka	71	Chairman of the Board of Directors
Igal Zamir	58	Chief Executive Officer and President
Ehud Ben - Yair	60	Chief Financial Officer
Liron Topaz	42	General Manager of TAT Israel
Marty Carvellione	45	General Manager of Piedmont
Jason Lewandowski	49	Chief Operational Officer and acting General Manager of Limco
Lars Hesbjerg	57	Vice President Sales
Gillon Beck	62	Director
Moti Glick (1)(2)(3)(4)	71	External Director
Ronnie Meninger (1)(3)(4)	67	Independent Director
Aviram Halevi (1)(2)(3)(4)	66	External Director

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

Mr. Gillon Beck joined TAT’s Board of Directors in November, 2022,. Mr. Beck has been a Senior Partner at FIMI Opportunity Funds, the controlling shareholder of TAT, as well as a Director of the FIMI Opportunity Funds’ General Partners and SPV companies. In addition, Mr. Beck currently serves as Chairman of the Board of ImageSat Ltd(TASE), Emet Computing Ltd. (TASE), Hiper Global TASE), Gal-Shvav Ltd, Bet Shemesh Engines Ltd. (TASE), Inrom Industries Ltd., Senstar Technologies Ltd. (NASDAQ) Bird Aerosystems Ltd, and is a director of Rafa Laboratories Ltd., Simplivia Ltd., Orbit Technologies Ltd (TASE) , Carmel Forge Ltd.,  AITECH Ltd, Stern Engineering Ltd., Utron Ltd. ( TASE) and Unitronics (1989) (RG) Ltd (TASE). During the past five years, Mr. Beck had served as a member of the Board of Directors of the following public companies:  Ham-Let Ltd., Inrom Construction Ltd. From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd. (TASE). Mr. Beck received a Bachelor of Science degree (Cum Laude) in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology, and a Master of Business Administration in Finance in 1992 from Bar-Ilan University.

Mr. Moti Glick joined TAT’s Board of Directors as an external director in November 2021. From 1991 until 2021 Mr. Glick served as the CEO of Overseas Commerce, a public company traded on the Tel Aviv Stock Exchange.  Prior to that Mr. Glick was Vice President of Clal Trading, a public company as well. Mr.Glick is a CPA(ISR) and holds a B.A. Economics from Bar-Elan University.

Mrs. Ronnie Meninger joined TAT's Board of Directors as an independent director in November 2021. Mrs. Meninger brings vast experience in industrial companies, having served as CEO of Chemada Fine Chemicals Ltd. and Algatechnologies Ltd. She also served in other managerial positions in various companies. Mrs. Meninger serves on the Board of Directors  of Kafrit, Albaad and Maytronics. For the last 6 years she acts as a business consultant for companies and startups. Mrs. Meninger holds a BSc in Life Sciences and an MBA from the Hebrew University of Jerusalem.

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

B.          Compensation

The following table sets forth all compensation TAT paid to all of its directors and executive officers as a group for the year ended December 31, 2023.

	Salaries, fees, Commissions and bonuses (Amounts in Thousands US$)	Other benefits (Amounts in Thousands US$)
All directors and executive officers as a group (11 executives)	$2,202	$41

During the year ended December 31, 2023, TAT paid its directors (except for its active chairman of the Board of Directors, Mr. Amos Malka), the fixed medium amounts permitted by law to an external director (within the meaning of the Israeli Companies Law) which was a per meeting attendance fee of NIS 1,275 (approximately $356), plus an annual fee of NIS 49,380 (approximately $13,793). Pursuant to its agreement with Mr. Amos Malka, TAT's active chairman of the Board of Directors, TAT paid Mr. Malka a monthly fee of NIS 50,000 plus VAT.  Mr. Malka was previously granted options to purchase 50,000 ordinary shares of TAT and is not currently entitled to receive any bonus.

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law) during or with respect to the year ended December 31, 2023, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Information Regarding Covered Executives (1) (Amounts in Thousands US$)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Igal Zamir, CEO and President	350	116	174	11	651
Ehud Ben- Yair, CFO	248	77	75	7	408
Jason Lewandowski, COO	260	40	-	68	368
Lars Hebjerg, VP Sales	187	24	65	-	276
Liron Topaz, GM TAT Israel	161	70	12	17	260

(1)	All amounts reported in the table are in terms of cost to TAT, as recorded in our financial statements.
(2)	Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2023.
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

(4)
Amounts reported in this column refer to variable compensation mainly bonus payments according to the company's incentive plan as recorded in our financial statements for the year ended December 31, 2023 and were paid during 2023 in respect of performance related to fiscal year 2022 results.

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2023 in connection with equity-based compensation granted to the Covered Executive.

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

The company target shall be determined in accordance with all or part of pre-determined targets of the sales budget, gross profit, o   perating profit, EBITDA, net income and net cash from operating activities, all in accordance with TAT’s annual budget. If a company target shall apply to a Chief Executive Officer or a President of a subsidiary, such target may be applied up to 100% with respect to the financial results of the relevant subsidiary, and the remaining cash incentive with respect to the financial results of TAT and its subsidiaries on a consolidated basis.

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

In 2023, we adopted a Clawback Policy in compliance with the SEC rules and Nasdaq listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement. A copy of the policy is filed as an exhibit to this Annual Report.

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

D.         Employees

As of December 31, 2023, TAT and its subsidiaries employed 540 employees, of whom 449 were employed in manufacturing and quality control, 24 were employed in engineering and research and development and 67 were employed in general & administration, sales and marketing. Of such employees, 168 were located in Israel and 372 were employed by Limco and Piedmont located in the United States.

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

Following the approval of TAT's audit committee and board of directors, on November 8, 2022 the Company’s shareholders approved the 2022 stock option plan (the “2022 Plan”, and together with the 2012 Plan, the “Plans”). According to the 2022 Plan an aggregate of 550,000 options exercisable into up to 550,000 ordinary shares, 0.9 NIS par value, of TAT may be granted to certain members of our board of directors and certain senior executives at an exercise price not less than the fair market value of the shares covered by the option on the date of grant

Total aggregate option pool under the Plans is 1,530,000 ordinary share of the company.

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

As of December 31, 2023, options to purchase 625,000 ordinary shares were outstanding under the Plan, exercisable at an average exercise price of $7.31 per share.

F.           Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.   Major Shareholders and Related Party Transactions

A.          Major Shareholders

The following table sets forth certain information as of December 31, 2023, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
FIMI Funds (3)	5,254,908	52%
Yelin Lapidot (4)	704,406	7.00%

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

(2)	The percentages shown are based on 10,102,612 ordinary shares issued and outstanding as of December 31, 2023 (net of 274,473 dormant shares).

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

(4)
Based on a Schedule 13G/A filed on January 31, 2024, Dov Yelin, Yair Lapidot, Yelin Lapidot Holdings Management Ltd. and Yelin Lapidot Provident Funds Management Ltd. share voting and dispositive power with respect to the 704,406 shares held by Yelin Lapidot Holdings Management Ltd. and Yelin Lapidot Provident Funds Management Ltd. The principal business address of each of the above entities and persons is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

Significant Changes in the Ownership of Major Shareholders

On December 21, 2023, TAT completed the issuance and sale of 1,158,600 Ordinary Shares of the Company in a private placement to Israeli institutional and accredited investors (as defined under Israel’s Securities Law, 5728-1968), for a purchase price of NIS 31.70 per share (representing approximately $8.77 per share based on the exchange rate issued by the Bank of Israel at such time), resulting in net proceeds to the Company, after deducting offering expenses, of approximately NIS 36.2 million (or approximately $10.0 million). The newly issued shares represented approximately 11.5% of the Company’s issued and outstanding Ordinary Shares after the consummation of such sale.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of December 31, 2023, there were 32 holders of record of our ordinary shares, of which 29 record holders holding less than 1.0% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held by brokers or other nominees including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 69% of our outstanding ordinary shares as of such date.

B.          Related Party Transactions

The amounts in the table below refer to TAT engineering joint venture and affiliates.

Transactions:

	Year ended December 31,
	2023	2022	2021

Income -
Sales to related-party company (*)	-	$17	$88
Cost and expenses -	-
Supplies from related party (*)	-	-	$654

Balances:

	December 31,
	2023	2022

Trade receivables and other receivables (*)	-	-
Trade payables and other payables (*)	-	-

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

Dividend Distribution Policy

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Articles do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Israeli Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings.

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

Please refer to Exhibit 2.1 for Items 10.B.3, B.4, B.5, B.6, B.7, B.8, B.9 and B.10.

C.          Material Contracts

Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated.

Material Contract	Location in This Annual Report
2012 Stock Option Plan	“ITEM 6.D Directors, Senior Management and Employees – Share Ownership – 2012 Stock Option Plan.”
2022 Stock Option Plan	“ITEM 6.D Directors, Senior Management and Employees – Share Ownership – 2022 Stock Option Plan.”
Compensation Policy for Directors and Executives	“ITEM 6.C Directors, Senior Management and Employees – Board Practices – Compensation of Executive Officers and Directors.”
Indemnification Agreement of Directors and Officers	“ITEM 6.C – Directors, Senior Management and Employees – Board Practices – Indemnification and Insurance of Directors and Officers.”

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% in 2018 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise or a Technology Enterprise may be considerably less. Capital Gain derived by an Israeli resident company and / or royalties for which no tax clearance has been obtained from the ITA are subject to tax at the regular corporate tax rate (23% in 2019 and thereafter).

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

As of January 1, 2014, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived from its Preferred Enterprise, unless the Preferred Enterprise is located in development area A, in which case the tax rate as of January 1, 2017 was 7.5% (our operations are currently not located in development area A). Income which is not derived from Preferred Enterprise is subject to the regular corporate tax rate (23% in tax year 2018 and thereafter).

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

In addition, a 3% surtax will apply with respect to individuals on top of the aforementioned tax rates when annual taxable income exceeds NIS 698,280 (with respect to 2023). The amount is updated every year.

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

It should be noted that 3% surtax will apply on individuals on top of the aforementioned tax rates when annual taxable income exceeds NIS 698.280 (with respect to 2023). The amount is updated every year.

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

J.           Annual Report to Security Holders

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2023, our internal control over financial reporting is effective.

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

	Year Ended December 31,
Services Rendered	2023	2022
Audit (1)	$396,873	$248,524
Tax (2)	19,571	23,262
Total	$413,444	$271,786

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16K. Cybersecurity

The Board recognizes the critical importance of maintaining the availability and completion of our data and systems, the trust and confidence of our business partners and employees. The Audit Committee is responsible for reviewing our policies with respect to cybersecurity risks and relevant contingent liabilities and risks that may be material to the Company, including risks from third parties and business partners.

We generally seek to address cybersecurity risks by implementing security measures on our internal computer systems.These security measures include firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated by our IT  managers  and improved through vulnerability assessments and cybersecurity threat intelligence.

Our Chief Operating Officer is responsible for implementing protection measures for our information systems from cybersecurity threats and promptly responding to any cybersecurity incidents.

To date, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

PART III

Item 17. Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

Item 18. Financial Statements

Consolidated Financial Statements of the Company

Item 19. Exhibits

The following exhibits are filed as a part of this Annual Report:

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (2)

2.1	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (3)

4.1	2012 Stock Option Plan (4)

4.2	2022 Stock Option Plan (5)

4.3	TAT's Executive and Directors Compensation Policy (6)

4.4	Form of Officers Indemnification Undertaking (7)

8	List of Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of independent registered public accounting firm

97	Nasdaq Clawback Policy

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_________________

(1)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1992, and incorporated herein by reference.

(2)	Filed as Exhibit to the Registrant’s Form 6-K filed with the Securities and Exchange Commission on August 30, 2018, and incorporated herein by reference.

(3)	Filed as Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022, and incorporated herein by reference.

(4)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.

(5)	Filed as Exhibit to the Registrant’s Form 6-K filed with the Securities and Exchange Commission on October 3, 2022, and incorporated herein by reference.

(6)	Filed as Exhibit to the Registrant’s Form 6-K filed with the Securities and Exchange Commission on June 7, 2023, and incorporated herein by reference.

(7)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAT TECHNOLOGIES LTD.

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer (Principal Financial and Accounting Officer)

Date: March 6, 2024

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

A.          Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of TAT Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income (loss), of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

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

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

TAT TECHNOLOGIES LTD.

Inventory - Write down of obsolete and unmarketable inventory

As described in Notes 2 and 4 to the consolidated financial statements, the Company's consolidated inventory balance was $51,280 thousand as of December 31, 2023. The Company writes down its inventory for estimated obsolescence and unmarketable inventory equal to the difference between the cost of inventory and net realizable value based upon assumptions for future demand and market conditions. Changes in these assumptions could have a significant impact on the inventory's valuation.

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

Tel-Aviv, Israel	Kesselman & Kesselman
March 6, 2024	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2009.

 TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS
U.S dollars in thousands

	December 31,
	2023	2022

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,979	$7,722
Accounts receivable, net of allowance for credit losses of $345 and $527 thousand as of December 31, 2023 and December 31, 2022 respectively	20,009	15,622
Restricted deposit	661	-
Other current assets and prepaid expenses	6,397	6,047
Inventory	51,280	45,759

Total current assets	94,326	75,150

NON-CURRENT ASSETS:
Restricted deposit	302	304
Investment in affiliates	2,168	1,665
Funds in respect of employee rights upon retirement	664	780
Deferred income taxes	994	1,229
Property, plant and equipment, net	42,554	43,423
Operating lease right of use assets	2,746	2,477
Intangible assets, net	1,823	1,623
Total non-current assets	51,251	51,501

Total assets	145,577	$126,651

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands, except share data

	December 31,
	2023	2022

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$2,200	$1,876
Credit line from bank	12,138	6,101
Accounts payable	9,988	10,233
Accrued expenses and other	13,952	9,876
Operating lease liabilities	1,033	904

Total current liabilities	39,311	28,990

NON-CURRENT LIABILITIES:
Long-term loans	12,886	19,408
Liability in respect of employee rights upon retirement	1,000	1,148
Operating lease liabilities	1,697	1,535

Total non-current liabilities	15,583	22,091

COMMITMENTS AND CONTINGENCIES (NOTE 15)

Total liabilities	54,894	51,081

EQUITY:
Ordinary shares of NIS 0.9 par value: Authorized: 13,000,000 shares at December 31, 2023 and at December 31, 2022; Issued: 10,377,085 and 9,186,019 shares at December 31, 2023 and at December 31, 2022 respectively; Outstanding: 10,102,612 and 8,911,546 shares at December 31, 2023 and at December 31, 2022 respectively	3,140	2,842
Additional paid-in capital	76,335	66,245
Treasury shares, at cost, 274,473 shares at December 31, 2023 and 2022	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	27	(26)
Retained earnings	13,269	8,597
Total shareholders' equity	90,683	75,570

Total liabilities and shareholders' equity	145,577	$126,651

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands

	Year ended December 31,
	2023	2022	2021

Revenue:
Products	$35,241	$25,460	$25,870
Services	78,553	59,096	52,103
	113,794	84,556	77,973

Cost of revenue, net:
Products	30,517	21,631	23,761
Services	60,809	46,997	42,942
	91,326	68,628	66,703

Gross profit	22,468	15,928	11,270

Operating expenses:
Research and development, net	715	479	517
Selling and marketing, net	5,523	5,629	5,147
General and administrative, net	10,588	9,970	8,354
Other (income) expenses	(433)	(90)	(468)
Restructuring expenses, net	-	1,715	1,755

	16,393	17,703	15,305

Operating income (loss)	6,075	(1,775)	(4,035)

Interest expenses	(1,683)	(902)	(250)
Other financial income (expenses), net	353	1,029	(290)

Income profit (loss) before taxes on income (tax benefit)	4,745	(1,648)	(4,575)

Taxes on income (tax benefit)	576	98	(662)

Profit (Loss) before share of equity investment	4,169	(1,746)	(3,913)

Share in profit (losses) of equity investment of affiliated companies	503	184	(76)

Net income (loss) from continued operation	$4,672	$(1,562)	$(3,989)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands, except share and per share data

	Year ended December 31,
	2023	2022	2021

Net income (loss) from discontinued operation	-	-	$427
Net income (loss)	$4,672	$(1,562)	$(3,562)

Net income (loss) per share from continued operation —basic	$0.52	$(0.175)	$(0.45)
Net income (loss) per share from continued operation —diluted	$0.51	$(0.175)	$(0.45)
Net income (loss) per share from discontinued operation - basic and diluted	-	-	$0.05
Net income (loss) per share — basic	$0.52	$(0.175)	$(0.4)
Net income (loss) per share — diluted	$0.51	$(0.175)	$(0.4)

Weighted average number of shares outstanding:
Basic	8,961,689	8,911,546	8,874,696
Diluted	9,084,022	8,911,546	8,874,696

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S dollars in thousands

	Year ended December 31,
	2023	2022	2021

Net profit (loss)	$4,672	$(1,562)	$(3,562)
Other comprehensive income (loss), net
Net unrealized gains (losses) from derivatives	53	(89)	(76)
Reclassification adjustments for loss (gains) from derivatives included in net income	-	30	(19)
Total other comprehensive income (loss)	53	$(59)	$(95)

Total comprehensive income (loss)	$4,725	$(1,621)	$(3,657)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Ordinary shares
	Number of shares issued	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2020	9,149,169	$2,809	$65,711	$128	$(2,088)	13,721	$80,281
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2020:
Comprehensive loss	-	-	-	(95)	-	(3,562)	(3,657)
Share based compensation	-	-	160	-	-	-	160
BALANCE AT DECEMBER 31, 2021	9,149,169	$2,809	$65,871	$33	$(2,088)	10,159	$76,784
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2021:
Comprehensive loss	-	-	-	(59)	-	(1,562)	(1,621)
Exercise of Options	36,850	33	156	-	-	-	189
Share based compensation	-	-	218	-	-	-	218
BALANCE AT DECEMBER 31, 2022	9,186,019	$2,842	$66,245	$(26)	$(2,088)	$8,597	$75,570
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2022:
Comprehensive income				53		4,672	4,725
Exercise of Options	32,466	8	157				165
Issuance of common shares net of issuance costs of $141 thousands	1,158,600	290	9,774				10,064
Share based compensation			159				159
BALANCE AT DECEMBER 31, 2023	10,377,085	$3,140	$76,335	$27	$(2,088)	13,269	90,683

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from continued operations	$4,672	$(1,562)	$(3,989)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,710	3,706	4,881
Loss (gain) from change in fair value of derivatives	(9)	8	(19)
Change in funds in respect of employee rights upon retirement	116	377	76
Change in operating right of use asset and operating leasing liability	22	(82)	(73)
Lease modification	-	-	(1,315)
Non cash financial expenses	(172)	(902)	8
Increase (decrease) in restructuring plan provision	(126)	(467)	657
change in allowance for credit losses	(182)	138	248
Share in results of affiliated companies	(503)	(184)	76
Share based compensation	159	218	160
Liability in respect of employee rights upon retirement	(148)	(356)	94
Impairment of fixed assets	-	-	1,820
Capital gain from sale of property, plant and equipment	(530)	(90)	(468)
Deferred income taxes, net	235	23	(686)
Government loan forgiveness	-	-	(1,442)
Changes in operating assets and liabilities:
increase in trade accounts receivable	(4,205)	(2,659)	(2,934)
increase in other current assets and prepaid expenses	(341)	(1,836)	(1,035)
increase in inventory	(5,400)	(5,069)	(681)
Increase (decrease) in trade accounts payable	(245)	1,143	2,571
Increase (decrease) in accrued expenses and other	4,202	2,727	(218)

Net cash provided by (used in) operating activities from continued operation	$2,255	$(4,867)	$(2,269)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	2,002	93	1,163
Purchase of property and equipment	(5,102)	(16,213)	(16,247)
Purchase of intangible assets	(479)	-	(555)
Net cash used in investing activities from continued operations	(3,579)	$(16,120)	$(15,639)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	(1,701)	(1,071)	-
Short-term credit received from banks	1,000	-	3,000
Proceeds from long-term loans received	712	16,680	3,042
Proceeds from issuance of common shares, net	10,064	-	-
Exercise of options	165	189	-
Net cash provided by financing activities from continued operations	10,240	$15,798	$6,042

CASH FLOWS FROM DISCONTINUED ACTIVITIES:
Net cash provided by operating activities	-	-	777
Net cash provided by (used in) discontinued activities	-	-	$777

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	8,916	(5,189)	(11,089)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT BEGINNING OF YEAR	8,026	13,215	24,304
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT END OF YEAR	16,942	8,026	13,215

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOW:
Purchase of property, plant and equipment on credit	-	$196	$199
Additions of operating lease right-of-use assets and operating lease liabilities	1,345	$318	$399
Reclassification of inventory to property, plant and equipment	68	284	$829
Capital contribution to equity method investee	-	$787	-

Supplemental disclosure of cash flow information:
Interest paid	(1,438)	(796)	$(251)
Income taxes received (paid), net	-	$-	$(3)

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

b.
During the years 2020 to 2022 the COVID-19 pandemic had an adverse effect on our industry and the markets in which we operate. The COVID-19 outbreak has significantly impacted the aviation market in which TAT’s customers operate and has resulted in a reduction of TAT’s business with some of these customers. Global supply shortages emerged for certain products, leading to delays in delivery schedule.

c.
During 2023, global conflicts continue to create volatility in global financial and energy markets and contribute to supply chain shortages adding to the inflationary pressures in the global economy. This capabilities lead to higher material and labor costs . The company actively collaborate with its suppliers to minimize impacts of supply shortages on manufacturing.

d.
In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and other terrorist organizations in parallel to their continued rocket and terror attacks. Since the commencement of hostilities, Tat technologies has experienced a considerable increased demand for our merchandise from the Israel Ministry Of Defense (IMOD) compared to the routine levels of demands, and we have increased our support to the IMOD, mainly through deliveries of our systems and dedicated efforts of our employees. Subject to further developments, this demand may continue and possibly generate material orders to the Company. At the same time, the Company continues to support its international customers. The extent of the effects of the war on the Company's performance will depend on future developments that are difficult to predict at this time, including the duration and scope of the war. We continue to monitor the situation closely Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on our business and operations and on Israel's economy in general.

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

On November 25, 2015, the Company signed an agreement with Russian-based Engineering Holding of Moscow (“Engineering”), to establish a new facility for the provision of services for heat transfer products. The Company, TAT-Engineering LLC, is based in Novosibirsk’s Tolmachevo airport. TAT-Engineering, LLC shall provide services for heat transfer products. 51% of TAT-Engineering LLC's shares are held by TAT and the remaining 49% are held by Engineering. The accounting treatment of the joint venture is based on the equity method due to variable participating rights granted to Engineering. The new entity was established in January 2016.

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

As applicable to these financial statements, the most significant estimates and assumptions relate to: recoverability of inventory, provision for current expected credit loss, and income taxes.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

c.	Functional currency

The majority revenues of the company and subsidiaries are generated in U.S. dollars ("dollars") and a substantial portion of the costs of the company and each subsidiary in the Group are incurred in dollars. Accordingly, the dollar is the currency of the primary economic environment in which the Group operates and accordingly its functional and reporting currency is the dollar.

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in currencies other than the U.S. dollar are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items in the statements of income (indicated below), the following exchange rates are used: (i) for transactions – exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, etc.) – historical exchange rates. Currency transaction gains and losses are carried to other financial income (expenses), net, as appropriate.

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

Restricted Deposit

Restricted deposit consists primarily of bank deposits to secure obligations under our state loan and a letter of credit to a supplier. Restricted deposit is presented at cost, including accrued interest, and is classified based on the duration of the restriction.The following table provides a reconciliation of cash and cash equivalents and restricted deposit reported on the balance sheets that sum to the total of the same amounts shown on the statement of cash flows:

	2023	2022

Cash and cash equivalents	$15,979	$7,722
Restricted deposit short term	661	-
Restricted deposit long term	302	304
Total cash and cash equivalents and restricted cash equivalents	$16,942	$8,026

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

f.	Accounts receivable, net

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

Property, plant and equipment are stated at cost, after deduction of the related investment grants, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Years

Buildings	25 – 39
Leasehold improvements	3 - 20
Machinery and equipment	15 - 20
Motor vehicles	7
Office furniture and equipment	3 - 5
Internal use software	7

Leasehold improvements are amortized using the straight-line method over the period of the lease contract, or the estimated useful life of the asset, whichever is shorter

Capitalized Software Costs

The Company accounts for its costs to develop software for internal use accordance with Accounting Standards (“ASC”) 350-40, Internal use Software. These costs are directly attributable to the development and implementation of a new ERP and supply chain software. The Company capitalizes the costs incurred during the development stage. Capitalized costs include software design, configuration, interfaces, coding, installation and testing, payroll, payroll-related expenses and external direct costs, which are directly associated with creating and enhancing internal use software Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose.

Capitalized software costs are amortized on a straight-line basis over their estimated useful life.

We evaluate the useful lives of these assets on an annual basis and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Refer to Note 6 for further information.

Capitalized software costs are included in property, plant and equipment, net in the consolidated balance sheet.

i.	Government grants:

Grants received from the IIA for approved research and development projects are recognized at the time the Company is reasonably assured that it will be entitled to such grants, on the basis of the costs incurred and included as a deduction from research and development expenses. Due to the fact that the Company is defined as a "Traditional Industry Company", under the IIA regulations, the grants are non-royalty bearing.

Government grants relating to the purchase of property, plant and equipment (refer to note 11) are presented in the statement of financial position as a deduction to the carrying amount of the asset and they are credited to profit or loss on a straight-line basis over the estimated useful lives of the related assets.

Grants received according to the ERC and PPP plan launched by the US Government are recognized at the time the Company is reasonably assured that it will be entitled to such grants, on the basis of the costs incurred and included as a deduction from cost of revenues and operational expenses, as applicable.

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

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets are recognized as the lease liability, adjusted for lease incentives received and prepayments made. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. On the commencement date, lease payments that include variable lease payments dependent on an index or a rate (such as the Consumer Price Index or a market interest rate), are initially measured using the index or rate at the commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. As the Company’s leases do not provide an implicit rate, the Company’s uses its estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term (see also note 2aa).

Income from Leasing Transactions under ASC 842
The Company accounts for certain leasing revenues in accordance with ASC 842, which qualify for operating lease treatment. For operating leases in which the Company is the lessor, lease payments are recognized as leasing revenue over the lease term on a straight-line basis. APUs engines subject to operating leases are classified as property, plant, and equipment and depreciated over the useful life, see Note 7.

l.	Identified intangible assets

Identifiable intangible assets are comprised of definite lived intangible assets – commercial license which are amortized over 10 years respectively, using the straight-line method over their estimated period of useful life as determined by identifying the period in which substantially all of the cash flows are expected to be generated. The amortization of the commercial license is recorded in the cost of sales.

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

The Group generates its revenues from the sale of OEM products and systems, providing MRO services (remanufacture, maintenance, repair and overhaul services and long - term service contracts) and parts sales.

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

Revenue recognition (cont.)

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

c. Revenues from the sale of OEM products is recognized at a point in time when the customer obtains control of the product, typically upon shipment. Invoices are issued based on the customer's approved PO and payment terms are due net 30 to net 90 from invoice date.

Revenues from the sale of MRO services is recognized upon meeting all revenue recognition criteria, which involve receiving customers' purchase orders, completing the service, and fulfilling inspection quality assurance obligations at the company's production site. Payment are due upon net 30 to net 45 from invoice date.

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

Research and development costs, net of grants, are charged to expenses as incurred and consist primarily of personnel and related expenses for research and development activities.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

r.	Fair value measurement (cont.)

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

The Group's accounts receivable are derived mainly from sales to customers in the United States, Israel and Europe. The Group generally does not require collateral; however, in certain circumstances the Group may require letters of credit. Management believes that credit risks relating to accounts receivable are minimal since the majority of the Group's customers are world-leading manufacturers of aviation systems and aircrafts, international airlines, governments and air-forces, and world-leading manufacturers and integrators of defense and ground systems. In addition, the Group has relatively a large number of customers with wide geographic spread which mitigates the credit risk. The Group performs ongoing credit evaluation of its customers' financial condition. As part of the risk management, the Company purchased a credit insurance policy from a well-known insurance Company. As of December 31, 2023 the Company has a single customer which represents 17.5% of the Company's accounts receivable. As of December 2022, no individual customer represented 10% or more of the Company's accounts receivable.

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

The Group did not provide for deferred taxes attributable to dividend distribution out of retained tax-exempt earnings from "Approved/Benefited Enterprise" plans (see Note 19(a)), since it intends to permanently reinvest them and has no intention to declare dividends out of such tax-exempt income in the foreseeable future. Management considers such retained earnings to be essentially permanent in duration.

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

The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule using the accelerated method over the requisite service period.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

w.	Comprehensive income (loss)

Comprehensive income in 2023, 2022 and 2021 includes, in addition to net income or loss, gains and losses of derivatives designated for cash flow hedge accounting (net of related taxes where applicable).

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

y.	Derivatives and hedging

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

z.	Restructuring Costs

Restructuring costs have been recorded in connection with TAT’s restructuring plan announced in March 2021. Following this decision and in anticipation of ongoing efficiency measures in our business, TAT’s management has made estimates and judgments regarding future plans, mainly related to employee termination benefit costs. Management also assesses the recoverability of long-lived assets employed in the business. In certain instances, asset lives have been shortened based on changes in the estimated useful lives of the affected assets. Asset-related impairments and employee's severance and other related costs are reflected within asset impairments of fixed assets, provision for restructuring plan and restructuring expenses.

aa.	Recently Issued Accounting Principles:

New accounting pronouncements effective in future periods:
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amended guidance enhances income tax disclosures primarily related to the effective tax rate reconciliation and income taxes paid information. This guidance requires disclosure of specific categories in the effective tax rate reconciliation and further information on reconciling items meeting a quantitative threshold. In addition, the amended guidance requires disaggregating income taxes paid (net of refunds received) by federal, state, and foreign taxes. It also requires disaggregating individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amended guidance is effective for fiscal years beginning after December 15, 2024. The guidance can be applied either prospectively or retrospectively. We are evaluating the impact this amended guidance may have on the footnotes to our consolidated financial statements.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amended guidance requires incremental reportable segment disclosures, primarily about significant segment expenses. The amendments also require entities with a single reportable segment to provide all disclosures required by these amendments, and all existing segment disclosures. The amendments will be applied retrospectively to all prior periods presented in the financial statements and is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024, with early adoption permitted. We are evaluating the impact this amended guidance may have on the footnotes to our consolidated financial statements.

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

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments:

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Liability (Accrued expenses and other):
	-	$(22)	-	$(22)

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Liability (Accrued expenses and other):
	-	$(31)	-	$(31)

a.	Derivative financial instruments:

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

The estimated net amount of existing gain (loss) that is reported in "Accumulated other comprehensive income (loss)" as of December 31, 2023 that is expected to be reclassified into earnings within the next 12 months is immaterial.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -	FAIR VALUE MEASUREMENT (CONT)

As of December 31, 2023, and 2022, the Company has open call options and open put options with a notional total amount of $0 and $7,774, respectively.

Non-recurring Fair Value Measurements

The Company’s financial instruments consist mainly of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities. The fair value of these financial instruments approximates their carrying value.

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flow is from the transaction commencement date through January 2024.

NOTE 4 -	INVENTORY

Inventory is composed of the following:

	December 31,
	2023	2022

Raw materials and components	$36,934	$30,410
Work in progress	13,493	14,525
Finished goods	853	824

Total inventory (**)	$51,280	$45,759

(**) The total amount of Rotables included in the Company spare parts inventory for the years ended December 31, 2023 and 2022 were $10,481 and $8,193, respectively.

Inventories write down expenses due to slow inventory amounted to $187, $1,284 and $624 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Summarized financial information of TAT-Engineering LLC:

	December 31,
	2023	2022
Balance sheets:
Current assets	$2,048	$913
Non-current assets	922	1,168
Current liabilities	1,395	1,426

	Year ended December 31,
	2023	2022	2021
Statements of operation:
Revenues	$2,702	$1,277	$501
Gross profit (loss)	1,739	605	(22)
Net income (loss)	987	365	(148)
Net income (losses) attributable to the Company	503	184	(76)

NOTE 6 -	PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2023	2022
Cost:
Land and buildings	$10,739	$10,739
Leasehold improvements	9,164	6,391
Machinery and equipment	76,664	75,518
Motor vehicles	273	302
Office furniture and equipment	1,378	2,362
Internal use software	3,768	2,610
	101,986	97,922

Less: Accumulated depreciation	59,432	54,499
Depreciated cost	$42,554	$43,423

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6 -	PROPERTY, PLANT AND EQUIPMENT, NET (CONT)
Depreciation expenses amounted to $4,430, $3,500 and $4,718 for the years ended December 31, 2023, 2022 and 2021, respectively. During 2021, as part of the Company's restructuring plan and departure from Gedera's facility, the Company wrote off leasehold improvement assets in total amount of $1,800 , out of this amount $600 was recognized as restructuring expenses due to impairment in OEM of heat transfer solutions and aviation accessories reporting unit which exanimated following the Company's restructuring plan announcement in March 2021. In addition, in 2021 $1,200 recognized in cost of sales as an acceleration of amortization due to change in useful life of leasehold improvements assets.

NOTE 7 -	LEASES

During 2021, the Company started to provide to the Company’s customers leasing services of APU engines. The results are reported as part of the Company's activity in MRO services for aviation components. The revenues from the lease services amounted to $5.5, $4.8 and $2.7 million for the years ended December 31, 2023,2022 and 2021 respectively.

Limco-Piedmont leases some of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2029, certain leases contain renewal options as defined in the agreements.

TAT had a lease agreement its factory in Gedera from TAT Industries until the end of 2024. In December 2021 the TAT and the landlord agreed on the settlement conditions which signed on January 10, 2022. Pursuant to such agreement, it was agreed that TAT will vacate the facility in Gedera on March 31, 2022. Due to the execution of such agreement, the Company wrote off operating ROU assets of $1.8 million and lease liability of $3.3 million as of December 31, 2021. Net income resulting from the write-off of such lease assets and liability was recognized as operating restructuring expenses.

During 2023 TAT sign a lease agreement for a facility in Charlotte, USA, which will expire on April 30, 2029. Due to the new agreement, the Company recognized an operating ROU assets and related operating lease liability of approximately 1$ million

The lease cost was as follows:

	Year ended December 31, 2023	Year ended December 31, 2022

Operating lease expenses	1,173	1,316

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 -	LEASES (CONT)

Supplemental cash flow information related to leases was as follows:

	Year ended December 31, 2023	Year ended December 31, 2022

Operating cash flows from operating leases	1,640	1,316

Right-of-use assets obtained in exchange for lease obligations (non-cash)	1,345	318

Supplemental balance sheet information related to operating leases is as follows:

	December 31, 2023	December 31, 2022

Operating Leases
Operating lease right-of-use assets	2,746	2,477

Current operating lease liabilities	1,033	904
Non-current operating lease liabilities	1,697	1,535
Total operating lease liabilities	2,730	2,439

Weighted Average Remaining Lease Term
Operating leases - Israel	5 years	2 years
Operating leases – United States	3 years	4 years

Weighted Average discount rate
Operating leases - Israel	5%	4.5%
Operating leases – United States	4.84%	4.84%

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 -	LEASES (CONT)

As of December 31, 2023, the maturities of lease liabilities were as follows:

Year	Amount
2024	1,056
2025	810
2026	385
2027	281
2028 and after	472
Total lease payments	3,004
Less imputed interest	(274)
Total	$2,730

NOTE 8 -INTANGIBLE ASSETS

Intangible assets:

	December 31,
	2023	2022
Commercial license
Cost	$2,509	$2,030
Accumulated amortization	(686)	(407)
Amortized cost	$1,823	$1,623

In September 2020, Piedmont signed a 10-year agreement for the commercial MRO services for aviation components. Under this contract Honeywell licensed Piedmont as an authorized MRO station of APU  331-20X.

Estimated amortization expenses for the five succeeding years is $279 thousands per year.

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

The restructuring plan has a material impact on the Company's financial statements for the year 2022 as follows:

Restructuring Items	December 31, 2023	December 31, 2022

Balance sheet
Other Provisions	$-	$190
Investment in building and infrastructures	-	4,571
Investment in machinery (**)	-	7,799
Total	$-	$12,560
Profit and loss
Restructuring expenses, net
Forfeited guarantee
Employee’s termination cost	-	975
Restructuring income from lease modification	-	-
Restructuring expenses from asset’s impairment	-	-
Other restructuring expenses	-	740
	$-	$1,715
Cost of sales
Acceleration of assets depreciation expenses	-	-
Total	$-	$1,715

* Net cash used in operating activity for restructuring expenses in 2023 and 2022 was $0 and $1.7 million respectively.

** In previous years, investment in machinery was offset by a grant of $2.7 million ($1.5 million in 2022 and $1.2 million in 2021) received from the State of Oklahoma as part of a larger incentive plan granted to TAT. As part of this plan TAT Limco will be entitled to several incentives including additional grants, tax exempt and incentives and support in employee's salaries over the next 10 years

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 -	LONG-TERM LOANS AND CREDIT LINES

In March 2022, TAT received a loan from a commercial bank in the amount of $3.7 million. The loan bears annual interest rate of 6.65% (Prime Rate +0.9%) and paid in equal monthly installment as of April 2022 through March 2029. This new loan is in addition to four previous loans received during 2020 and 2021 in an aggregate amount of $6.3 million and are guaranteed by the Israeli government. The loans bear annual interest of 7.25% (Prime Rate +1.5%) which are paid in equal monthly installments as of April 2021 through February 2031. An amount of $1.2 million was classified to short-term loan as of December 31, 2023.The aforementioned loans were received in NIS.

The loan has financial covenant of net debt to equity ratio less than 15%.

In February 2022 TAT subsidiary received a credit line from a US commercial bank in the amount of $7 million with a maturity date of February 2024 carry an interest of WSJP+0.1% .

During 2023, the Company utilized an additional $1 million from the credit line.

In May 2022 the subsidiary received a loan from a commercial bank in the US in the amount of $3 million. The loan is secured with a first-degree lien on the US subsidiary's equipment. The loan bears an annual interest of 3.75% which is paid in equal monthly installments until 2029.

The credit line and the loan has financial covenants such as a) tangible net worth to total assets greater than 65%, b) Maximum Net Debt to EBITDA ratio less than 3.5, and c) Minimum Debt Service Coverage Ratio greater than 1.25  (Total  debt outstanding as of December 31, 2023 was $10 million). In November 2023, the US subsidiary was not in compliance with one of its covenants with the bank (net worth to total assets ratio), which was the result of the accelerated growth of the US subsidiary during 2023, which had an increase in inventories and accounts receivable. In November 2023, the bank adjusted this covenant from 65% to 55% and the US subsidiary was in compliance.  Furthermore, in February 2024, the US subsidiary signed a new loan contract extending the existing line of credit by 2 years and securing an additional credit in the amount of $7 million, resulting in the total amount from the bank of approximately $17 million. In connection with the new extension, the Tangible Net Worth covenant changed to an absolute number of $30 million. As of the date of release of these consolidated financial statements, the US subsidiary is in compliance with all of its covenants.

In September and December 2023, TAT subsidiary received loans from Machinery Finance in the total amount of  $0.7 million. The loans bear annual interest of 6.65% which are paid in equal monthly installments until 2028

In March 2022, another TAT subsidiary received a credit line of $5 million from a commercial bank in the US. This credit line bears an annual fixed interest rate of 2.9% and has a maturity date of March 2024. In addition, in August 2022, the subsidiary received a long-term loan of $5 million from a commercial bank in the US. This loan bears an annual fixed interest rate of 4.2% and has a maturity date of December 2031. The loan is secured with a first-degree lien on the US subsidiary's equipment. The long term loan has financial covenants such as a) Debt Service Coverage Ratio greater than 1.15, b) Debt to Equity Ratio equal or less than 1.

By June 2023 TAT secured another short-term line of credit from an Israeli bank for $4.5 million. The company’s building and land in Kiryat Gat serve as collateral for this loan. As of December 31, 2023, the Company has not utilized this credit line.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 -	LONG-TERM LOANS AND CREDIT LINES (CONT)

As of December 31, 2023 the company met all its covenants.

Israel	Line of Credit	Gov guaranteed loans	Machinary finance loans	Commercial loans
Total balance amount		$4,710		$2,612
Rate(*)		7.25%		6.65%
Duration		5-10		7

USA
Total balance amount	$12,138		$702	$7,066
Rate	2.9%-7.75%		6.5%	3.75%-4.2%
Duration (Years)	Revolving		5	7-10

Maturities on long term loans are as follows:

Year	Amount
2024	2,200
2025	2,146
2026	2,164
2027	2,277
2028 and after	6,299
$15,086

The fair value of the long-term debt is determined by a valuation model, which is based on a conventional discounted cash flow methodology and utilizes assumptions of current borrowing rates.

The fair value of the Company’s long-term debt approximates its fair value, except for the following:

	Fair value		Carrying Amount
	(Dollars in thousands)		(Dollars in thousands)
	2023	2022	2023	2022

Citi Bank Loan	$4,486	$4,876	$4,412	$4,856
Bank Leumi Loan	$2,473	$2,834	$2,447	$2,834

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -	GOVERNMENT GRANTS

Following the ERC plan launched by the US Government in 2020, during 2022 the Company had all the indications that the Company was eligible and fully guaranteed to receive the third phase of the ERC Plan. As a result, the Company recorded $1.2 million which was recognized as a deduction from payroll cost of revenues and selling and marketing, general and administrative expenses.

As of December 31, 2022, the “other current assets and prepaid expenses” includes government grant receivable in the amount of $2 million. The full amount of grant receivable received in January and April 2023.

In 2021, TAT received government grants (from both the Israeli and the US government) as part of the Coronavirus Aid and Relief in a total amount of $3.6 million which was recognized as a deduction from payroll and overhead cost of revenues and operating expenses.

NOTE 12 -	ACCRUED EXPENSES AND OTHER

	December 31,
	2023	2022

Employees and payroll accruals	$5,179	$3,951
Accrued expenses	1,072	971
Authorities	116	200
*Contract liabilities	5,239	2,778
Warranty provision	325	243
Accrued royalties	1,736	1,448
Provision for restructuring plan	63	190

Other	222	95

	13,952	$9,876

*Contract liabilities

	December 31,
	2023	2022

Opening balance	2,778	1,147
Revenue recognized	(2,080)	(148)
Additions	4,541	1,779

Closing balance	5,239	2,778

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -	RELATED PARTIES’ TRANSACTIONS AND BALANCES

The amounts in the table below refer to TAT-Engineering joint venture.

Transactions:

	Year ended December 31,
	2023	2022	2021

Revenue -
Sales to related-party Company (*)	-	$17	$88
Cost and expenses -
Supplies from related party (*)	-	-	$654

Balances:

	December 31,
	2023	2022

Trade receivables and other receivables (*)	-	-
Trade payables and other payables (*)	-	-

(*) includes mainly transactions with TAT-Engineering affiliated companies.

NOTE 14 -	LONG-TERM EMPLOYEE-RELATED OBLIGATIONS

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

In the years ended December 31, 2023, 2022 and 2021 the Company expense $610, $825 and $778 respectively, with pension funds and insurance companies in connection with its severance payment obligations.

Limco-Piedmont sponsors a 401(K) safe harbor profit sharing plan covering substantially all of its employees. The plan requires the employer to contribute a match which is currently done on a payroll period basis, matching 100% of the first 2% and 50% of all salary deferrals made up to the next 3%. In addition, the plan allows for a discretionary qualified non-elective contribution for the plan year. Contributions to the plan by Limco-Piedmont were $569, $454 and $349 for the years ended December 31, 2023, 2022 and 2021, respectively.

The Group expects to contribute approximately $590 in 2024 to the pension funds and insurance companies in respect of their severance and pension pay obligations.

The amounts of severance payments, actually paid to retired employees, by TAT were $116, $274 and $97 for the years ended December 31, 2023, 2022 and 2021.

TAT expects to pay $722 in future benefits to their employees during 2024 through 2033 upon their normal retirement age. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Israeli Company before their normal retirement age.

Year	Amount

2024	80
2025	-
2026	99
2027	134
2028	59
Thereafter (through 2032)	349
Total	$721

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	COMMITMENTS AND CONTINGENCIES

a.	Commissions arrangements:

The Group is committed to pay marketing commissions ranging 1% to 10% to sale agents of total sales contracts. Commission expenses were $361, $412 and $423 for the years ended December 31, 2023, 2022 and 2021, respectively. The commissions were recorded as part of the selling and marketing expenses.

b.	Royalty commitments:

(1)
TAT is committed to pay royalties to third parties, ranging from 10% to 15% of sales of products developed by the third parties. Royalty expenses were $43, $47 and $95 for the years ended December 31, 2023, 2022 and 2021, respectively. The royalties were recorded as part of the cost of revenues.

(2)
Piedmont is committed to pay royalties to a third party, ranging 5% to 13% of sales of products purchased from the third party. That third party is the exclusive manufacturer of the products for which Piedmont provides MRO services.

In addition, Piedmont is committed to pay another third-party royalty of 5% to 25%, on parts reclaimed to use in MRO services or sold to our customers when they are manufactured by the third party. Royalty expenses were $3,255, $1,747 and $2,245 for the years ended December 31, 2023, 2022 and 2021, respectively. The royalties were recorded as part of the cost of revenues.

c.	Guarantees:

(1)
In order to secure TAT's liability to the Israeli customs, the Company provided bank guarantees in amounts of 151 thousands NIS (approximately 42 thousands dollar). The guarantees are linked to the consumer price index and will expire from December 2023 through December 2024.

d.	Litigation:

(1)
On December 29, 2022, a customer filed a suit against Limco in the Northern District of Oklahoma. Limco filed a counter claim with complaints each against the other on the business relationship in the last five years. The parties reached a final settlement agreement on October 19, 2023, pursuant to which Limco paid $220 thousands to the customer. This fully resolved all matters at issue in the lawsuit.

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

TAT's treasury shares have no rights.

On December 21, 2023, TAT completed the issuance and sale of 1,158,600 Ordinary Shares of the Company in a private placement to Israeli institutional and accredited investors (as defined under Israel’s Securities Law, 5728-1968), for a purchase price of NIS 31.70 per share (which equaled $8.77 per share based on the exchange rate published by the Bank of Israel at such time),, resulting in net proceeds to the Company, after deducting offering expenses, of approximately NIS 36.2 million (or approximately $10.0 million*). The newly issued shares represent approximately 11.5% of the Company’s issued and outstanding Ordinary Shares after the consummation of such sale. The private offering expenses totaled to $141 thousands.

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

Following the approval of TAT's audit committee and board of directors, on November 8, 2022 the Company’s shareholders approved the 2022 stock option plan at the same condition like 2012 plan (the “2022 Plan”, and together with the 2012 Plan, the “Plans”). According to the 2022 Plan an aggregate of 550,000 options exercisable into up to 550,000 ordinary shares, 0.9 NIS par value, of TAT may be granted to certain members of our board of directors and certain senior executives at an exercise price not less than the fair market value of the shares covered by the option on the date of grant

Total aggregate option pool under the Plans is 1,530,000 (*) ordinary share of the Company.

In general, the options under the Plans vest over a period of 4 years as follows: 25% of the options vest upon the lapse of 12 months following the date of grant and the remaining 75% vest on a quarterly basis over the remaining 3-year period. The options expired within 7 years from the date of grant. Pursuant to the Plans, any options that are cancelled or not exercised within the option period determined in the relevant option agreement will become available for future grants.

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

As of December 31, 2023, options to purchase 625,000 ordinary shares were outstanding under the Plans, exercisable at an average exercise price of $7.31 per share.

(*) of which 1,291,755 options are approved by the Tel Aviv Stock Exchange to be allocated to grantees.

(1)	On March 30, 2021, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 25,000 Options, at an exercise price of $5.91 per share, to senior executive.

(2)	On March 30, 2021, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 25,000 Options, at an exercise price of $5.91 per share, to senior executive.

(3)	On March 30, 2021, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 25,000 Options, at an exercise price of $5.91 per share, to senior executive.

(4)	On March 30, 2021, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 25,000 Options, at an exercise price of $5.91 per share, to senior executive.

(5)	On July 25, 2021, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 20,000 Options, at an exercise price of $6.41 per share, to senior executive.

(6)	On August 30, 2021, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 100,000 Options, at an exercise price of $7 per share, to senior executive.

(7)	On March 22, 2022, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $6.59 per share, to senior executive.

(8)	On May 1, 2022, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 20,000 Options, at an exercise price of $6.42 per share, to senior executive.

(9)	On May 22, 2022, pursuant to the 2012 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $6.56 per share, to senior executive.

(10)	On December 1, 2022, pursuant to the 2022 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $6.42 per share, to senior executive.

(11)	On January 9, 2023, pursuant to the 2022 Plan, TAT’s Board of Directors approved the grant of 50,000 Options, at an exercise price of $6.31 per share, to senior executive.

(12)	On February 10, 2023, pursuant to the 2022 Plan, TAT’s Board of Directors approved the grant of 35,000 Options, at an exercise price of $6.31 per share, to senior executive.

(13)	On March 29, 2023, pursuant to the 2022 Plan, TAT’s Board of Directors approved the grant of 35,000 Options, at an exercise price of $6.07 per share, to senior executive.

(14)	On May 30, 2023, pursuant to the 2022 Plan, TAT’s Board of Directors approved the grant of 30,000 Options, at an exercise price of $6.45 per share, to senior executive.

(15)	On August 28, 2023, pursuant to the 2022 Plan, TAT’s Board of Directors approved the grant of 40,000 Options, at an exercise price of $8.00 per share, to senior executive.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -	SHAREHOLDERS' EQUITY (CONT)

b.	Stock option plans (cont.):

The fair value of the Company’s stock options granted under the 2012 and 2022 plan for the years ended December 31, 2023, 2022 and 2021 was estimated using the following assumptions:

	2023	2022	2021

Expected stock price volatility	48% – 54.8%	48.4% – 54.48%	45.6% – 52%
Expected option life (in years)	4.6	1-5	3.5-5
Risk free interest rate	3.71% – 4.54%	0.63% – 4.04%	0.1% – 0.64%
Dividend yield	0%	0%	0%

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

The following table is a summary of the activity of TAT's Stock Option plan:

	Year ended December 31,		Year ended December 31,		Year ended December 31,
	2023		2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	675,000	$7.17	720,000	$6.8	621,460	$7.26
Granted	190,000	6.63	170,000	6.56	220,000	6.45
Forfeited	(196,614)	6.52	(178,150)	5.63	(121,460)	8.9
Exercised	*(43,386)	5.68	(36,850)	5.25	-	-

Outstanding at the end of the year	625,000	7.31	675,000	7.17	720,000	6.8

Exercisable at the end of the year	373,438	7.91	412,813	$7.54	379,375	$7.44

The weighted-average grant-date fair value of options granted was $2.45 in 2023, $2.33 in 2022 and $1.92 in 2021. The aggregate intrinsic value for the options outstanding as of December 31, 2023, 2022 and 2021 was $1.78 million, $0 and $0, respectively.

As of December 31, 2023, total unrecognized compensation cost was $382 and is expected to be recognized over a weighted-average period of 1.39 years.

* Out of which 12,500 awards were exercised on a cashless basis in 2023.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	EARNINGS PER SHARE (“EPS”)

Basic earnings per share are based on the weighted average number of ordinary shares outstanding, net of treasury shares. Diluted EPS is based on those shares used in basic EPS plus shares that would have been outstanding assuming issuance of ordinary shares for all dilutive potential ordinary shares outstanding.

	Year ended December 31,
	2023	2022	2021
Numerator for EPS:
Net Income (loss) from continuing operations	$4,672	$(1,562)	$(3,562)
Denominator for EPS:
Weighted average shares outstanding – basic	8,961,689	8,911,546	8,874,696
Dilutive shares	122,333	-	-
Weighted average shares outstanding – diluted	9,084,022	8,911,546	8,874,696
EPS:
Basic and diluted	$0.52	$(0.175)	$(0.4)
Diluted	$0.51	$(0.175)	$(0.4)

Diluted loss per share does not include 625,000, 675,000 and 720,000 options, for the years ended December 31, 2023, 2022 and 2021 respectively because the options are anti-dilutive.

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

2021

Revenue:
Services	$440

Cost of revenue:
Services	429

Gross profit (loss)	11

Operating expenses:
Research and development, net	16
Selling and marketing	29
General and administrative	68

113

Operating income (loss)	(102)

Financial expenses (income)	-
Income (loss) on disposal of discontinued operation (1)	529

Net Income (loss)	$427

(1)
During 2020, the Company wrote off total assets of $1.4 million. During 2021 the Company was succeeded to collect and sell some of the account receivable and inventory that were written off in total amount of $529. The final disposal of this activity was finalized in 2021.

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

In addition pursuant to a recent amendment o f the Law, any distribution of dividend as of August 15, 2021 will be prorated between exempt income and taxable income. As such, upon dividend distribution, in case the company has accumulated exempt income, the company will be obligated to pay the corporate income tax it was exempted from with respect to the exempt profits portion.

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

The taxable income of TAT, not subject to benefits as detailed above, is taxed at corporate tax rate, which was 23% for all years included in these financial statements.

Capital gain is subject to capital gain tax according to corporate tax rate in the year which the assets are sold.

As of December 31, 2023, the Company has an accumulated tax loss carryforward from Israeli subsidiary of approximately $2,927 million (as of December 31, 2022, $3,068 million). Such carry forward loss has no expiration date

c.	U.S. subsidiaries

U.S. subsidiaries are taxed based on federal and state tax laws. The Federal statutory tax rate for 2023, 2022 and 2021 was 21% plus 3%-6% for state taxes.

As of December 31, 2023, the Company has an accumulated tax loss carryforward of approximately $138 (as of December 31, 2022, $970). Under U.S. tax laws, subject to certain limitations, carryforward tax losses originating in tax years beginning after January 1, 2018, have no expiration date, but are limited as a deduction to 80% of taxable income in any given year

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

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to taxes on income (tax benefit) as reported in the statements of income:

	Year ended December 31,
	2023	2022	2021
Income (loss) before taxes on income (tax benefit) from continued operations reported in the statements of income	$4,745	$(1,648)	$(4,575)

Statutory tax rate in Israel	23%	23%	23%

Theoretical taxes on income (tax benefit)	1,091	$(379)	$(1,052)

Increase (decrease) in taxes on income resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	(36)	(13)	75
Reduced tax rate on income derived from "Preferred Enterprises" plans	(484)	(48)	149
Deferred tax assets from discontinued operation profit (loss)		-	98
Reduced deferred tax asset from expecting utilization of carryforward losses	183	-	-
Tax in respect of prior years		59	24
Temporary differences for which no deferred taxes were recorded	-	238	-
Permanent differences	-	77	71
Other adjustments	(178)	164	(27)
Taxes on income (tax benefit) as reported in the statements of income	$576	$98	$(662)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19 -	TAXES ON INCOME (CONT)

f.	Income (loss) before taxes on income (tax benefit) is comprised as follows:

	Year ended December 31,
	2023	2022	2021

Domestic (Israel)	$4,639	$(1,201)	$(5,139)
Foreign (United States)	106	(447)	564

	$4,745	$(1,648)	$(4,575)

g.	Taxes on income (tax benefit) included in the statements of income:

	Year ended December 31,
	2023	2022	2021
Current:
Domestic (Israel)	$-	$-	$-
Foreign (United States)	49	-	-

	49	-	-
Deferred:
Domestic (Israel)	358	268	(579)
Foreign (United States)	169	(111)	(107)

	576	157	(686)
Previous years:
Domestic (Israel)	-	-	-
Foreign (United States)	-	(59)	24

	$576	$98	$(662)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19 -	TAXES ON INCOME (CONT)

h.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TAT's deferred tax liabilities and assets are as follows:

	December 31,
	2023	2022
Deferred tax assets:
Provisions for employee benefits	$657	$378
Inventory	1,337	1,288
Capital tax losses carryforward	956	2,475

Net operating losses carryforward	2,368	4,040
R&D expenses	121	144
Other	417	331
Deferred tax assets, before valuation allowance	$5,856	$8,656
Valuation allowance	(3,214)	(5,202)
Deferred tax assets, net	2,642	$3,454

Deferred tax liabilities:
Property, plant and equipment	(1,348)	(1,884)
Intangible assets	(300)	(341)

Other temporary differences deferred tax liabilities		-
Deferred tax liabilities	$(1,648)	$(2,225)

Net	994	$1,229

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19 -	TAXES ON INCOME (CONT)

h.	Deferred income taxes (cont.):

The following table summarizes the changes in the valuation allowance for deferred tax assets:

Balance, December 31, 2020	$5,484
Deductions during the year	-
Balance, December 31,2021	$5,484
Deductions during the year	(282)
Balance, December 31,2022	$5,202
Deductions during the year	(1,988)
Balance, December 31,2023	3,214

Valuation allowances

Are mainly related to   (i) Capital losses attributed to the Company in the amount of $ 956. (ii) Corporate income  tax losses carryforward incurred in TAT Gedera in amount of $2,258.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 20 -	SEGMENT INFORMATION

a.	Segment Activities Disclosure:

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

-
TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps. The discontinued operation in 2021 regarding to the JT8D activity is part of the coating jet engines component segment.

The Group’s chief operating decision-maker (CEO of the Company) evaluates performance, makes operating decisions and allocates resources based on financial data, consistent with the presentation in the accompanying financial statements. CODM reviews revenue, gross profit, operating income and total assets.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 20 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure:

The following financial information is the information that CODM uses for analyzing the segment results. The figures are presented in consolidated method as presented to CODM.

The following financial information is a summary of the operating income of each operational segment:

	Year ended December 31, 2023
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated

Revenues external	$27,555	$28,625	$50,760	$6,854		$113,794
Revenues internal		4,370			(4,370)	-

Cost of revenues	20,193	30,176	41,788	4,110	(4,941)	91,326
Gross profit	7,362	2,819	8,972	2,744	571	22,468

Research and development	159	177	268	111		715
Selling and marketing	1,618	1,539	2,040	326		5,523
General and administrative	2,772	3,436	3,555	825		10,588
Other expenses (income)	9	(3)	(439)	(423)	423	(433)

Operating income (loss)	$2,804	$(2,330)	$3,548	$1,905	$148	$6,075
Financial expenses, net						(1,330)
Loss before tax benefits						4,745

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 20 -	SEGMENT INFORMATION (CONT)

b.Segments statement operations disclosure (cont.)

	Year ended December 31, 2022
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated
Revenues external	$21,844	$21,063	$35,879	$5,770	-	$84,556
Revenues internal	-	3,733	-	-	(3,733)	-

Cost of revenues	18,778	20,750	28,890	3,495	(3,285)	68,628
Gross profit	3,066	4,046	6,989	2,275	(448)	15,928

Research and development	193	54	286	19	(74)	479
Selling and marketing	1,936	926	2,383	330	54	5,629
General and administrative	3,226	2,462	3,686	594	2	9,970
Other expenses (income)	(1,566)	(52)	(18)	-	1,547	(90)
Restructuring expenses, net	975	618	-	122	-	1,715
Operating income (loss)	$(1,698)	$38	$652	$1,210	$(1,977)	$(1,775)
Financial expenses, net						127
Loss before tax benefits						(1,648)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 20 -	SEGMENT INFORMATION (CONT)

b. Segments statement operations disclosure (cont.)

	Year ended December 31, 2021
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated

Revenues external	$25,977	$14,930	$33,232	$3,834	-	$77,973
Revenues internal	-	3,916	-	-	(3,916)	-

Cost of revenues	24,044	16,922	26,444	2,978	(3,685)	66,703
Gross profit (loss)	1,933	1,924	6,788	856	(231)	11,270

Research and development	122	80	202	160	(47)	517
Selling and marketing	2,040	1,015	1,961	220	(89)	5,147
General and administrative	3,128	1,855	3,004	558	(191)	8,354
Other expenses (income)	(913)	-	(432)	(19)	896	(468)
Restructuring expenses, net	1,338	386	-	31	-	1,755

Operating income (loss)	$(3,782)	$(1,412)	$2,053	$(94)	$(800)	$(4,035)
Financial expenses, net						540
Profit (loss) before taxes on income						(4,575)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 20 -	SEGMENT INFORMATION (CONT)

c.The following financial information identifies the assets, depreciation and amortization, and capital expenditures to segments:

	Year ended December 31, 2023
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	39,131	42,491	58,023	9,400	(3,468)	145,577
Depreciation and amortization	557	878	3,078	268	(71)	4,710
Expenditure for segment assets	3,519	1,352	252	458		4,390

	Year ended December 31, 2022
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	24,251	39,193	55,616	8,846	(1,255)	126,651
Depreciation and amortization	690	432	2,325	259	-	3,706
Expenditure for segment assets	1,012	9,345	5,411	2,107	-	17,875

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 21 -	ENTITY-WIDE DISCLOSURE

a.	Total revenues - by geographical location were attributed according to customer residential country as follows:

	Year ended December 31,
	2023	2022	2021
	Total revenues	Total revenues	Total revenues
Sale of products
Israel	$3,527	$3,249	$5,532
United States	23,937	15,616	13,716
Other	7,777	6,595	6,622
	$35,241	$25,460	$25,870

	Year ended December 31,
	2023	2022	2021
	Total revenues	Total revenues	Total revenues
Sale of Services
Israel	$4,170	$3,913	$2,213
United States	58,062	40,954	34,231
Other	16,321	14,229	15,659
	$78,553	$59,096	$52,103

b.	Total long-lived assets - by geographical location were as follows:

	December 31,
	2023	2022	2021

Israel	$11,569	$10,231	$8,427
United States	35,002	41,270	26,978
Total	$46,571	$51,501	$35,405

c.	Major Customers

The Company has a single customer of MRO ) services for Aviation Components and lease(which his annual sales in 2023 constitute 12.6% from the total group sales. The Company has a single customer which his annual sales in 2022 constitute 8.4% from the total group sales. The company has a single customer which his annual sales in 2021 constitutes 12.8% from the total group sales.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 22 -	SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS INFORMATION

	Warranty provision	Provision for current expected credit losses

Balance, as of December 31, 2020	$250	$306
Additions	80	269
Deductions	(87)	(186)

Balance, as of December 31, 2021	$243	$389
Additions	-	200
Deductions	-	(62)

Balance, as of December 31, 2022	$243	$527
Additions	79	90
Deductions		(272)

Balance as of December 31. 2023	322	345