Form 20-F/A
period 2023-12-31
TAT TECHNOLOGIES LTD
filed 2024-03-07
CIK 808439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A
(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _____________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report .........................

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

Ordinary Shares, par value NIS 0.90 per share.................. 10,102,612
(as of December 31, 2023)

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

Yes ☐ No ☒

The registrant’s auditor is Kesselman & Kesselman, Tel-Aviv, Israel (PCAOB ID Number 1309)

EXPLANATORY STATEMENT

This Amendment No. 1 on Form 20-F/A (the “Amendment”) to the annual report on Form 20-F for the fiscal year ended December 31, 2023, filed on March 6, 2024 (the “Original Filing”), is being filed by TAT Technologies Ltd. (the “Company”) solely to correct a typographical errors in Item 5 “Operating and Financial Review and Prospects” in the Original Filing.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

This Amendment makes no other changes to the Original Filing other than as described above.

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

Sources of Revenues

TAT, directly and through its subsidiaries, provides a variety of solutions and services to the commercial and military aerospace and ground defense industries, including:

(i)	OEM of heat transfer solutions and aviation components, such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers (through TAT Israel);
(ii)	MRO services for heat transfer components and OEM of heat transfer solutions (through our Limco subsidiary);
(iii)	MRO services for aviation components (through our Piedmont subsidiary); and
(iv)	Overhaul and coating of jet engine components (through our Turbochrome subsidiary).

TAT’s revenues from its four operational segments for the three years ended December 31, 2023 were as follows:

	Year Ended December 31,
	2023		2022		2021
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Revenues
OEM of heat transfer solutions and aviation accessories	27,555	24.2%	21,844	25.8%	25,997	33.3%
MRO services for heat transfer components and OEM of heat transfer solutions	32,995	29%	24,796	29.3%	18,846	24.2%
MRO services for aviation components	50,760	44.5%	35,879	42.4%	33,232	42.6%
Overhaul and coating of jet engine components	6,854	6%	5,770	6.8%	3,834	4.9%
Eliminations	(4,370)	(3.7)%	(3,733)	(4.3)%	(3,916)	(5)%
Total Revenues	$113,794	100%	$84,556	100%	$77,973	100%

The following table reflects the geographic breakdown of TAT’s revenues for each of the three years ended December 31, 2023:

	Years Ended December 31,
	2023		2022		2021
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues

United States	$81,999	72%	$56,570	66.9%	$47,947	61.5%
Israel	7,698	7%	7,162	8.5%	7,745	9.9%
Other	24,097	21%	20,824	24.6%	22,281	28.6%
Total	$113,794	100%	$84,556	100.0%	$77,973	100.0%

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

Cost of revenues for overhaul and coating of jet engine components. Cost of revenues for the overhaul and coating of jet engine components segment increased to $4.1 million for the year ended December 31, 2023 from $3.5 million for the year ended December 31, 2022, an increase of 17.6%.

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

General and administrative. General and administrative expenses were $10.6 million for the twelve months ended December 31, 2023, compared to $10 million for the twelve months ended December 31, 2022, an increase of 6%.

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

Cash Flows

The following table summarizes TAT’s cash flows for the periods presented:

	Year Ended December 31,
	(in thousands)
	2023	2022	2021
Net cash provided by (used in) operating activities	$2,255	$(4,867)	$(2,269)
Net cash used in investing activities	(3,579)	(16,120)	(15,639)
Net cash provided by financing activities	10,240	15,798	6,042
Net cash provided by (used in) discontinued activities	-	-	777
Net increase (decrease) in cash and cash equivalents	8,916	(5,189)	(11,089)
Cash and cash equivalents at beginning of the year	8,026	13,215	24,304
Cash and cash equivalents at end of the year	$16,942	$8,026	$13,215

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

D.          Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2023, and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by Period (Amounts in Thousands of US$)
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations	2,730	1,033	1,147	550	-
Purchase commitments	24,927	20,732	4,195	-	-
Total	$27,657	$21,765	$5,341	$550	$-

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

Date: March 7, 2024