Form 20-F
period 2024-12-31
TAT TECHNOLOGIES LTD
filed 2025-03-26
CIK 808439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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

Ehud Ben-Yair
Chief Financial Officer
Telephone: +972-8-8628500
Email: ehudb@tat-technologies.com
Hamelacha 5 St,
Natanya 4250540, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, no par value per share	TATT	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or Common stock as of the close of the period covered by the annual report:

10,940,358 Ordinary Shares, no par value
(as of December 31, 2024)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

A.	Selected Financial Data	4
B.	Capitalization and Indebtedness	4
C.	Reasons for the Offer and Use of Proceeds	4
D.	Risk Factors	4
Item 4.	Information on the Company	27
A.	Business Overview	27
B.	Government Regulations	30
C.	Organizational Structure	60
D.	Property, Plants and Equipment	60
Item 4A.	Unresolved Staff Comments	62
Item 5	Operating and Financial Review and Prospects	62
A.	Research and Development, Patents and Licenses	83
B.	Trend Information	83
C.	Off-Balance Sheet Arrangements	83
D.	Tabular Disclosure of Contractual Obligations	84
Item 6.	Directors, Senior Management and Employees	85
A.	Directors and Senior Management	85
B.	Compensation of Directors and Executive Officers	89
C.	Board Practices	92
D.	Employees	106
E.	Share ownership	107
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	109
Item 7.	Major Shareholders and Related Party Transactions	109
A.	Major Shareholders	109
B.	Related Party Transactions	112
C.	Interests of Experts and Counsel	113
Item 8.	Financial Information	113
A.	Consolidated Statements and Other Financial Information	113
B.	Significant Changes	114
Item 9.	The Offer and Listing	114
	A.	Offer and Listing Details	114
Item 10.	Ordinary Shares		114
	A.	Plan of Distribution	114
	B.	Markets	114
	C.	Selling Shareholders	114
	D.	Dilution	114
	E.	Expense of the Issue	115
Item 11.	Additional Information	115
A.	Share Capital	115
B.	Memorandum and Articles of Association	115
C.	Material Contracts	116
D.	Exchange Controls	117
E.	Taxation	118
F.	Dividends and Paying Agents	133
G.	Statement by Experts	133
H.	Documents on Display	134
I.	Subsidiary Information	134
Item 12.	Quantitative and Qualitative Disclosures about Market Risk	135
Item 13.	Description of Securities Other than Equity Securities	135

ii

INTRODUCTION

TAT Technologies Ltd. (“TAT”) is a leading provider of solutions and services to the aerospace and defense industries, focused mainly on three product areas and services: Thermal Management, Power and Actuation and Maintenance, Repair and Overhaul. The Company operates four operational units: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Kiryat Gat facility (TAT Israel); (ii) maintenance repair and overhaul (“MRO”) services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary (mainly APU and LG); and (iv) overhaul and coating of jet engine components through its Turbochrome subsidiary.

TAT targets the commercial aerospace (serving a wide range of types and sizes of commercial and business jets), military aerospace and ground defense sectors. TAT has a global presence with hundreds of customers worldwide, including OEMs and tier one players in their respective markets such as Boeing, Embraer, Lockheed Martin Corporation (“Lockheed Martin”), Collins, Liebherr, Parker, the U.S. Armed Forces, and airlines such as American Airlines, Lufthansa and others. TAT enjoys a strong reputation among its customers for quality and service-oriented approach.

TAT has earned a strong reputation for its quality and service-oriented approach, reflected in its long-standing customer relationships. The Company’s operations are backed by a wide range of certifications from the American, European, British and Chinese civil aviation authorities

TAT employed, as of December 31, 2024, 634 employees and operates in three locations: its facility in Kiryat Gat, Israel (“TAT Israel” and “Turbochrome”); Limco Airepair Inc. (“Limco”) in Tulsa, Oklahoma; and Piedmont Aviation Component Services LLC (“Piedmont”) in Greensboro, North Carolina; the Company's headquarters are located in Netanya, Israel  and a strategic sales office in Charlotte, North Carolina.

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

Through its Limco subsidiary, TAT provides MRO services for airlines, air cargo carriers, maintenance service centers and the military, primarily for heat transfer components. Limco is a repair station certified by the FAA and the European Aviation Safety Agency (“EASA”). Limco is also an OEM of heat transfer solutions for some of the largest OEMs in the commercial and military industry.

Through its Piedmont subsidiary, TAT provides MRO services for aviation components in the area of landing gears, Auxiliary Power Units (“APUs”) and Machining and Plating services (“MPG”). Piedmont has a growing Trading and Leasing group that leases APUs (Boeing: 757, 767, 777, 737 and Airbus: A320) and purchases and sells parts for the repair of APUs globally.  Piedmont is an FAA-certified repair station and provides its services to airlines, air cargo carriers, maintenance service centers and to the military.

Through its Turbochrome subsidiary, TAT provides MRO services in the area of jet engine overhaul, which includes the overhaul and coating of jet engine components such as turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps. Turbochrome is certified by the FAA, the EASA and the US Military.

In addition, TAT, through its Piedmont subsidiary, holds less than 5% of the equity securities of First Aviation Services Inc. (“FAvS”).

Further to the actions taken by TAT’s management to reduce its expenses, including a reduction in its headcount as well as other cost savings measures due to the effect of COVID-19 on the TAT's industry, TAT announced a restructuring plan in March 2021, which included the transfer of the Company's activity from its leased facility in Gedera to a facility in Kiryat Gat which is leased by the Company’s wholly-owned subsidiary Turbochrome from the Israel Land Authority (“ILA”) pursuant to a long-term lease agreement expiring in 2045 (with no rental payments due to the ILA in respect of such lease), and to our partially owned facility in Tulsa, Oklahoma. These actions enable TAT to concentrate its heat exchanges cores activity in the United States allowing for better operational flow, getting closer to the Company’s customer base, and cutting fixed costs.

Macroeconomic conditions, including inflation, rising interest rates and recessionary concerns, as well as ongoing labor cost pressures, transportation and shipping cost pressures have had, and may continue to have, a negative impact on our business, financial condition, profitability, and cash flows. For instance, we were negatively impacted in fiscal 2023 and 2024 by persistent cost pressures, including supply chain and labor costs. We expect inflationary cost pressures to continue in 2025 and we continue to closely monitor macroeconomic conditions, including customer behavior, and the impact of these factors on customer demand. Continuing or worsening inflation, recessionary concerns and/or supply chain and labor challenges may negatively impact our business, financial condition, profitability, and/or cash flows.

Geopolitical events, including the ongoing conflict between Russia and Ukraine, the related economic sanctions by Western governments on Russia, and the war and hostilities between Israel and Hamaas, Hezbollah , the Huthi Movement and Iran, as well as other conflicts, has caused greater uncertainty in the global economy and the inflation situation.

TAT’s ordinary shares are publicly traded on the NASDAQ Global Market (“NASDAQ”) under the symbol “TATT” and on the Tel Aviv Stock Exchange (“TASE”) under the symbol “TAT Tech”.  As used in this annual report, the terms “TAT”, the “Company”, “we,” “us,” and “our” mean TAT Technologies Ltd. and its consolidated subsidiaries, unless otherwise indicated.

TAT consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to Israeli New Shekels.

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

Except for the historical information contained in this annual report, the statements contained in this annual report may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  Statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,”, “anticipate”, “predict” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, our achievements, or industry results, to be materially different from any future results, performance, levels of activity, our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors that appear in Item 3D. “Key Information - Risk Factors.”

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

•	TAT’s future success depends on its ability to develop new offerings and technologies.

•	TAT may face significant risks in the management of its inventory, while failure to effectively manage its inventory levels may result in supply imbalances that could harm its business.

•	TAT’s backlog of projects under contract is subject to unexpected adjustments, delays in payments and cancellations.

•	TAT faces special risks from international sales operations which may have a material adverse effect on TAT’s business, operating results and financial condition.

•	TAT may engage in future acquisitions that could dilute TAT’s shareholders’ equity and harm TAT’s business, results of operations and financial condition.

•	Our strategic partnerships and relationships carry inherent business risks.

•	Rapid technological changes may adversely affect the market acceptance of TAT’s products.

•	TAT has fixed-price contracts with some of its customers and TAT bears the risk of costs in excess of its estimates. In addition, TAT may not be able to pass on increased costs to its customers.

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

•
TAT’s activity in Israel may be adversely affected by a change in the exchange rate of the NIS against the  U.S Dollars. As exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on TAT’s profitability and period to period comparisons of TAT’s results.

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

•	The war in Israel and other conditions in Israel could materially affect TAT’s business.

•	TAT’s results of operations may be negatively affected by the obligation of its personnel to perform military service.

•	Your rights and responsibilities as a shareholder are governed by the Israeli law and may differ in some respects from the rights and responsibilities of shareholders under U.S. law.

•	Israeli law may delay, prevent or make difficult an acquisition of TAT, which could prevent a change of control and, therefore, depresses the price of TAT’s shares.

•
Investors and TAT’s shareholders generally may have difficulties enforcing a U.S. judgment against TAT, TAT’s executive officers and directors in Israel or the United States, or asserting U.S. securities laws claims in Israel.

•	As a foreign private issuer whose shares are listed on the NASDAQ, TAT may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

The aerospace industry is subject to significant regulation and oversight, and TAT and its subsidiaries may incur significant fines, penalties and costs if TAT and its subsidiaries do not comply with these regulations.

The aerospace industry is highly regulated in the United States and elsewhere. To manufacture, sell and service parts used in aircrafts, TAT and its subsidiaries must be certified, accepted by the FAA, EASA, the United States Department of Defense, comparable agencies in other countries and/or by the original equipment manufacturers (“OEMs”). If any of our material certifications, authorizations or approvals are revoked or suspended, the operations of TAT or its subsidiaries, could be subjected to significant fines and penalties. In the future, new and more demanding government regulations may be adopted or industry oversight may be increased. TAT and its subsidiaries may have to incur significant additional costs to achieve compliance with new regulations or to reacquire a revoked or suspended license or approval, which could materially reduce profitability.

TAT faces competition from several well-established companies, many of which possess greater resources and capabilities than TAT’s major competitors in the area of OEM heat transfer solutions and aviation accessories, are other OEMs who manufacture heat transfer solutions. These include:

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

Many of TAT's competitors are larger and possess considerably greater resources, including market recognition.  These advantages can allow them to achieve greater economies of scale and make them less susceptible to price competition compared to TAT. Additionally, some of these companies are recognized as tier one suppliers, offering the customers a broader range of systems and products, alongside heat transfer solutions, as a complete package. TAT may struggle to provide its products as part of integrated systems to the same degree as its competitors. Failing to meet these challenges could negatively impact TAT's business, financial health, and operational results in the long term.

TAT’s major competitors in the area of MRO services for heat transfer components are the MRO Divisions of OEMs, including Honeywell, Honeywell Secan, Honeywell Singapore, Collins Aerospace Malaysia, Collins Aerospace Maastricht, and Liebherr Aerospace Saline, in addition to the in-house maintenance services of various commercial airlines and other independent service providers, including AAR, Drake Air – Ametek, American Cooler Service – Aviation Technical Services, Lufthansa Technik and Parker Hannifin.

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

Competition in the MRO market is based on turn-around-time, price, capacity, quality, engineering solutions, and breadth of services. A number of our competitors have inherent competitive advantages. For example, we compete with the service divisions of large OEMs which are able to derive significant brand recognition from their OEM manufacturing activities. We also compete with the in-house service divisions of large commercial airlines where there is a strong incentive for an airline to fully-utilize the services of its maintenance employees and facilities.

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

Five customers accounted for approximately 29.9%, 28.46% and 26.4% of TAT’s revenues for the years ended December 31, 2024, 2023 and 2022, respectively. TAT has a single customer of MRO that accounted for approximately 12.8%, 12.6% and 8.4% of TAT’s revenues for the years ended December 31, 2024, 2023 and 2022, respectively. TAT’s major customers may not maintain the same volume of business with TAT in the future. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

A part of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments and are subject to special risks. A loss of all, or a major portion, of these revenues from government contracts could have a material adverse effect on TAT’s operations.

A portion of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments accounted for approximately 12.4%, 8.3% and 6.3% of TAT’s revenues on a consolidated basis for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Under Israeli law, the export of certain products and know-how of TAT and its subsidiaries is subject to approval by the Israeli Ministry of Defense. Prior to initiating sales proposals for the export of these products and know-how and to the actual shipment of such products or know-how, TAT and its subsidiaries must obtain permits from the Israeli Ministry of Defense. TAT and its subsidiaries may not be able to receive in a timely manner, or at all, all the required permits for which they may apply in the future.

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

TAT relies on a limited number of key suppliers for parts for certain of its OEM activities and MRO services. Some of these suppliers are currently the sole source of one or more components upon which TAT is dependent. For example, Honeywell International Inc. is a key supplier to TAT of APU spare parts and of certain other components used by TAT and its subsidiaries for OEM activities and in the provision of MRO services. TAT's subsidiary, Piedmont, is a Honeywell licensed Authorized Repair Center for APUs under two separate agreements, for military and commercial applications. In September 2020, Piedmont entered into a ten-year agreement with Honeywell for the commercial application. Under this agreement, Piedmont is designated as an authorized MRO station under Honeywell's license.

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

TAT may be affected by changes in government trade policies and international trade disputes that result in tariffs and other protectionist measures could adversely affect our business in the future.

The U.S. government and the current administration have made public statements and taken certain actions indicating significant changes in U.S. trade policy, including imposing new or increased tariffs on certain goods imported into the United States from Canada, Mexico and China. In response, a number of other countries have announced an intention to impose additional duties on imports from the United States. To date, our business has not been affected by such actions. However, changes in government trade policies and international trade disputes that result in tariffs and other protectionist measures could adversely affect our business in the future.

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

Our backlog includes purchase orders received from our customers for our products or services and our estimation of the maximum potential revenues that are expected to be derived from frame agreements with our customers over the life of the contract or 10 years – the lower of the two. There is no legal obligation from the customer to purchase our products or services under those frame agreements.  In addition, we use estimations to evaluate the potential revenue from these agreements. From time to time, for reasons beyond our control, projects are delayed, scaled back, suspended or cancelled, or the customer delays making payments, which may adversely affect the revenue, profit and cash flow that we ultimately receive from contracts reflected in our backlog.

TAT faces special risks from international sales operations which may have a material adverse effect on TAT’s business, operating results and financial condition.

 In the years ending December 31, 2024, 2023 and 2022, approximately 94%, 93% and 92% of TAT’s sales, respectively, resulted from TAT’s international sales (i.e., excluding Israel). This revenue concentration is subject to various risks, including:

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

As a result of the Russia’s invasion to the Ukraine, governments of the United States, EU, Japan and other jurisdictions have announced the imposition of sanctions on specific industry sectors and entities in Russia and certain affected regions, as well as enhanced export controls on certain products and industries. Due to such sanctions, our subsidiary Limco, has ceased selling its products to customers in Russia. Although our business in Russia is limited in scope, these restrictions may lead to a reduction of our sales and adversely impact our financial results.

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

We may participate in strategic partnerships and joint ventures in a various countries. For example, we have signed a joint venture agreement with the Russian-based company engineering, to establish a new facility for the provision of MRO services for heat transfer components in Russia and the Commonwealth of Independent States (“CIS”).

Our actions with respect to these affiliated companies may be partially restricted by shareholders agreements entered into with our strategic partners. Our business, financial condition, results of operations and prospects may be materially harmed if disagreements arise with our partners. Additionally, our ability to withdraw funds and dividends from these entities may depend on the consent of such partners. If one of our strategic partners becomes subject to investigation, sanctions or liability, TAT might be adversely affected. Furthermore, strategic partnerships in emerging markets are accompanied by risks inherent to those markets, such as an increased probability of a partner defaulting on obligations or losing a partner with important insights in that region. Strategic partnerships in emerging markets are subject to greater risks than strategic partnerships in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in currencies. As a result of Russia’s invasion to the Ukraine, governments in the United States, EU, Japan and other jurisdictions have announced the imposition of sanctions on specific industry sectors and entities in Russia and certain affected regions, as well as enhanced export controls on certain products and industries. Due to such sanctions, during 2024, 2023 and 2022 our joint venture in Russia ceased to purchase heat-exchange cores from Limco, our US subsidiary, and therefore the joint venture had to materially limit the extent of the MRO services it provides to its customers.

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

TAT’s results of operations depend in large part on its ability to provide prompt and efficient service to its customers upon receipt of orders, either the manufacture and delivery of OEM products or the provision of MRO services. As a result, any material disruption of TAT’s day-to-day operations could have a material adverse effect on its business, customer relations and profitability. TAT relies on its facilities in Kiryat Gat, Israel, Kernersville and Greensboro, North Carolina and Tulsa, Oklahoma for the manufacture of its OEM products and provision of its MRO services. A war or terrorist act, fire, flood, earthquake or other disaster or condition that significantly damaged or destroyed any of these facilities would have a material adverse effect on the operations of TAT.

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

The Sarbanes-Oxley Act of 2002 (“SOX”) imposes certain duties on TAT and its executives and directors. TAT’s efforts to comply with the requirements of Section 404 of the SOX, governing internal controls and procedures for financial reporting, have led to increased general and administrative expenses and a diversion of management time and attention. TAT expects these compliance efforts will continue to require commitment of significant resources. As part of these efforts, TAT may identify material weaknesses or significant deficiencies in its assessments of its internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on TAT’s operating results, investor confidence in TAT’s reported financial information and the market price of TAT’s ordinary shares. Our independent registered public accounting firm is not required to perform an audit of our internal controls over financial reporting as of December 31, 2024.

TAT has potential exposure to liabilities arising under environmental laws and regulations.

TAT’s business operations and facilities are subject to various federal, state, and local laws and regulations related to the environment, including, but not limited to, regulations that govern the discharge of pollutants and hazardous substances into the air and water, as well as the handling, storage and disposal of such materials. Compliance with such laws as they relate to the handling, storage and disposal of hazardous substances is a significant obligation for TAT across all of its facilities. If it fails to comply with these and other environmental-related laws and regulations, TAT would be subject to serious consequences, including fines and other sanctions, and limitations on its operations due to changes to, or revocations of, the environmental permits applicable to its facilities. The adoption of new laws and regulations, stricter enforcement of existing laws and regulations, discovery of previously unknown contamination or the imposition of new cleanup requirements could require TAT to incur costs and become subject to new or increased liabilities that could increase TAT’s operating costs and adversely affect the manner in which we conduct our business.

Under certain environmental laws, liability associated with an investigation or remediation of hazardous substances can arise from a broad range of properties, including properties currently or formerly operated by TAT or any of its predecessors, as well as properties to which TAT sent hazardous substances or wastes for treatment, storage, or disposal. Costs and other obligations can arise from claims for toxic torts, natural resource and other damages, as well as the investigation and clean-up of contamination at such properties. Under certain environmental laws, such liability may be imposed jointly and severally, meaning that TAT could be held responsible for more than its proportionate share of liability, and, in some cases, may even be responsible for the entire liability at issue. The extent of any such liability is often difficult to predict, creating uncertainty regarding the potential financial and operational impacts on TAT.

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

If any of our products are defective, we could be required to redesign or recall those products or pay substantial damages or warranty claims. Such an event could result in significant expenses, disrupt sales, and damage both TAT’s reputation and that of its products and services. There can be no assurance that TAT will not experience material product liability losses in the future or incur significant costs to defend such claims. In addition, although TAT maintains product liability insurance, there can be no assurance that its insurance coverage will be adequate if claims arise or that it would be able to maintain insurance coverage in the future at an acceptable cost. A successful claim brought against TAT or its subsidiaries in excess of its available insurance coverage may have a material adverse effect on TAT’s business.

Furthermore, contractual disputes over warranties can occur during ordinary course of business. TAT may be subject to requests from customers for cost sharing or pricing adjustments as a part of their commercial relationships, even though the customers had previously agreed to bear these risks.

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

TAT’s activity in Israel may be adversely affected by a change in the exchange rate of the NIS against the U.S dollar. Because exchange rates between the NIS and the U.S dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on TAT’s profitability and period to period comparisons of TAT’s results.

TAT’s financial statements are stated in dollars, while a portion of TAT’s expenses in Israel, primarily labor expenses, are incurred in NIS and a portion of our revenues are quoted in NIS and in Euro. Additionally, certain assets, as well as a portion of TAT’s liabilities, are denominated in NIS. As exchange rates between the NIS and the U.S dollar fluctuate continuously, such fluctuations, particularly larger periodic devaluations, may have an impact on TAT’s profitability and period-to-period comparisons of TAT’s results. TAT’s results may be adversely affected by the devaluation of the NIS in relation to the U.S dollar (or if such devaluation is on a lagging basis), particularly if TAT’s revenues in NIS are higher than TAT’s expenses in NIS and/or if the value of TAT’s assets in NIS is higher than TAT’s liabilities in NIS. Alternatively, TAT’s results may be adversely affected by an appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if TAT’s expenses in NIS are higher than TAT’s revenues in NIS and/or TAT’s liabilities in NIS are higher than TAT’s assets in NIS. From time to time, we enter into hedging transactions to attempt to limit the impact of foreign currency fluctuations. However, the protection provided by such hedging transactions may be partial and leave certain exchange rate-related losses and risks uncovered. Therefore, our business and profitability may still be harmed by such exchange rate fluctuations.

Risk Factors Related to Our Ordinary Shares

TAT’s share price has been volatile in the past and may decline in the future.

TAT’s ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as the following, some of which are beyond TAT’s control:

•	Quarterly variations in TAT’s operating results;

•	Operating results that vary from the expectations of securities analysts and investors;

•	Changes in expectations as to TAT’s future financial performance, including financial estimates by securities analysts and investors;

•	Announcements of technological innovations or new products by TAT or TAT’s competitors;

•	Announcements by TAT or TAT’s competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Announcements by third parties of significant claims or proceedings against us;

•	Additions or departures of key personnel;

•	Future sales of TAT’s ordinary shares by the Company (such as the issuance and sale in December 2023) or by our controlling shareholders or others;

•	The effects of the war and hostilities between Israel and Hamas, Hezbollah and Iran;

•	De-listing of TAT’s shares from NASDAQ and/or from the TASE;

•	Stock market price and volume fluctuation;

•	Legal proceedings against TAT or its controlling shareholders; and

•	Regulatory actions by securities authorities which impacts TAT’s interaction with securities analysts and institutional investors.

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

TAT’s principal shareholders, FIMI Israel Opportunity FIVE, Limited Partnership and FIMI Opportunity V, L.P. (“FIMI” or the “FIMI Funds”), beneficially own together approximately 26.6% of TAT’s issued and outstanding shares. If FIMI sells a substantial number of TAT’s ordinary shares or if there is a perception that FIMI may sell a substantial number of TAT’s ordinary shares, the market price of TAT’s ordinary shares may decline. Any substantial sales of TAT’s shares in the public market may also impede our ability to sell equity or equity-related securities in the future at a time, in a place and on terms TAT deems appropriate.

Risks Relating to Our Location in Israel

Because TAT has significant operations in Israel, TAT may be subject to political, economic and other conditions affecting Israel (including the ongoing war and hostilities with Hamas, Hezbollah, the Houthi Movement and Iran) that could increase TAT’s operating expenses and disrupt TAT’s business TAT is incorporated under the laws of the State of Israel. TAT’s executive offices, its research and development facilities and manufacturing plant are also located in Israel. As a result, political, economic and military conditions affecting Israel directly influence TAT. Any major hostilities involving Israel, a full or partial mobilization of reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on TAT’s business, financial condition and results of operations.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attacks, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks.

Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried strikes on sites belonging to Hezbollah in Lebanon.

In addition, Israel faces threats from more distant neighbors, in particular, Iran which attacked Israel, may be developing nuclear weapons and has targeted cyber-attacks against Israeli entities, and terrorist groups in Yemen, which attached Israel and limited the movement of marine shipments to Israel through the Red Sea.

Currently TAT’s continues its business and operations but the intensity and duration of Israel’s current war is difficult to predict, as are such war’s economic implications on our business and operations and on Israel's economy in general.

Furthermore, there are a number of countries, primarily Arab and Muslim countries, that restrict or frown upon business with Israel or Israeli companies, and TAT is precluded from marketing its products to these countries. Restrictive laws or policies directed towards Israel or Israeli companies may have an adverse impact on TAT’s operations, TAT’s financial results or the expansion of TAT’s business. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, that may involve an additional downgrade in Israel’s credit rating by rating agencies (such as the downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”), which may have a material adverse effect on our company and its ability to effectively conduct its operations.

Finally, prior to October 2023, the current elected government in Israel was pursuing extensive reforms to Israel's judicial system and has recently renewed its efforts to effect such changes. Certain financial, legal and commercial organizations and entities have claimed that such changes, if adopted, could adversely affect the macroeconomic condition in which we operate. At this stage, the proposed legislation has not become effective, and its scope has not been fully determined; we cannot assess the potential impacts of these changes and their likelihood on our business, prospects, financial condition, and results of operation.

TAT’s results of operations may be negatively affected by the obligation of its personnel to perform military service.

Many of TAT’s employees and some of TAT’s directors and senior management based in Israel are obligated to perform annual reserve duty in the Israel Defense Forces (“IDF”) and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. TAT’s operations could be disrupted by the absence of one or more of its senior management, key employees or a significant number of other employees for a significant period due to military service. Any such disruption in TAT’s operations could adversely affect TAT’s business. Since October 7, 2023, the IDF has called up more than 350,000 of its reserve forces to serve. A significant number of our management and non-management employees are currently subject to military service in the IDF and many of them have been called to serve. In addition, the family members of many of our Israeli team members are currently serving in the IDF. Such disruption could materially and adversely affect our business, prospects, financial condition, and results of operations.

Your rights and responsibilities as a shareholder are governed by Israeli law and may differ in some respects from the rights and responsibilities of shareholders under U.S. law.

TAT is incorporated under Israeli law. The rights and responsibilities of holders of TAT’s ordinary shares are governed by TAT’s articles of association and by the Israeli Companies Law (as defined below). These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, each shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. The Companies Law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder of an Israeli company, or a shareholder who knows that he or she possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, has a duty of fairness toward the company. However, Israeli law currently does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is relatively little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

TAT is incorporated in Israel and the majority of TAT’s executive officers and directors reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, many of TAT’s assets and most of the assets of TAT’s executive officers and directors are located outside the United States. Therefore, a judgment obtained against TAT or certain of its executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel. Moreover, among other reasons, including but not limited to, fraud or absence of due process, or the existence of a judgment which is at variance with another judgment that was given in the same matter or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if the enforcement is likely to prejudice the sovereignty or security of the State of Israel.

As a foreign private issuer whose shares are listed on NASDAQ, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements which may not afford shareholders with the same protections that shareholders of domestic companies have.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. We follow Israeli law and practice instead of The NASDAQ Marketplace Rules with respect to the director nominations process and the requirement to obtain shareholder approval for the establishment or material amendment of certain equity-based compensation plans and arrangements. As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice with regard to, among other things, the requirement to obtain shareholder approval for certain dilutive events (such as for an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

Item 4.  Information on the Company

History and Development of TAT

A.	Business Overview

TAT was incorporated under the laws of the State of Israel in April 1985 under the name Galaxy Graphics Ltd. TAT underwent several name changes, becoming Galagraph Ltd. in August 1986 and TAT Technologies Ltd. in May 1992. TAT is a public limited liability company under the Israeli Companies Law 1999-5759, (“Israeli Companies Law”), and operates under this law and associated legislation. TAT’s registered offices and principal place of business are located at 5 Hamelacha St., Netanya 4250540 Israel, and its telephone number is +972-8-862-8500. TAT’s website is www.tat-technologies.com. The information on TAT’S website, or that can be accessed through the website, is not incorporated by reference into this annual report. The Company’s agent for service of process in the United States is the Company’s subsidiary, Limco-Piedmont, Inc., 5304 S. Lawton Avenue, Tulsa, Oklahoma 74107.

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

In 1993, TAT acquired Limco Airepair, Inc. (“Limco”), which is located in Tulsa, Oklahoma. Limco’s FAA-certified repair station provides MRO services for airlines, air cargo carriers, maintenance service centers and the military, especially for heat transfer components. In addition to its MRO services, Limco is an OEM of heat transfer solutions for aircraft and system manufacturers and other selected related products.

In 2005, Limco acquired Piedmont, a company located in Greensboro, North Carolina, AND certified by the FAA to perform MRO services of APUs and landing gears. Piedmont’s FAA-certified repair station provides MRO services for airlines, air cargo carriers, maintenance service centers and the military, especially for landing gears and APUs.

In July 2007, Limco-Piedmont completed an initial public offering of its common stock and Limco-Piedmont’s shares were listed on the NASDAQ Global Market (symbol: LIMC) until July 2, 2009, when TAT acquired all of the publicly held shares of Limco-Piedmont in a stock-for-stock merger. As a result of such merger, Limco-Piedmont again became a wholly-owned subsidiary of TAT.

On December 4, 2009, TAT, through its subsidiary Piedmont, signed an investment agreement with FAvS. According to the agreement, Piedmont was issued 288,334 shares of Class B common stock of FAvS, representing 37% of FAvS’ then share capital (total number of shares acquired was subsequently adjusted as result of a 1 for 20 reverse stock split) and $750,000 of FAvS preferred shares (entitled to cash dividends at an annual rate of 12% payable quarterly or to additional preferred shares at an annual rate of 15%) in return for Piedmont's propeller and parts businesses.

On March 11, 2015, Piedmont sold 237,932 shares of Class B common stock of FAvS representing 23.18% of FAvS' share capital and its entire holdings in FAvS’ Series A preferred stock for an insignificant amount. As of December 31, 2024, TAT owns less than 5% of FAvS’ issued and outstanding share capital.

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

In 2020 and 2021, TAT (through Piedmont) signed multiple strategic contracts with the Fortune 100 multinational aerospace company Honeywell. Under these contracts, TAT was awarded a 10-year license for repair and overhaul of APUs for Boeing and Airbus’s key platforms, including B737, B777, B767/757 and A320 aircraft as well as the C17 which is used for military purposes. In addition, during these years, Piedmont has completed its facility upgrades required to commence MRO operations for the GTCP331-500 (B777) and GTCP131-9 (A320/B737). In February 2023, TAT announced a contract expansion with a global air carrier, pursuant to which TAT provides MRO services to the airline’s GTCP331 model APUs.

In December 2023, TAT completed the issuance and sale of 1,158,600 ordinary shares in a private placement to Israeli institutional and accredited investors, for a purchase price of NIS 31.70 per share, resulting in the net proceeds to TAT, after deduction offering expenses, of approximately NIS 36.2 million. The sale of ordinary shares was being made in Israel only and not to U.S. persons, as defined in Rule 902 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration exemption afforded by Regulation S promulgated under the Securities Act, and the ordinary shares will be subject to certain transfer restrictions. The ordinary shares will not be registered under the Securities Act and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the Securities Act.

In September 1, 2024, TAT received and accepted commitments from Israeli institutional and accredited investors (as defined under the Israeli Securities Law) to participate in a private placement (the “Private Placement”) of the Company’s ordinary shares.

In September 6, 2024, TAT completed the issuance and sale of 673,340 ordinary shares in a private placement to Israeli institutional and accredited Investors, for a purchase price of NIS 54.95 per share, resulting in the net proceeds to TAT, after deduction offering expenses, of approximately NIS 36.5 million.

Recent Developments

In August 15, 2024, the Company’s general meeting of the shareholders, approved the cancellation of the par value of the Company’s ordinary shares and the amendment of the Company’s Articles of Association to reflect such change.

In December 2024, TAT entered into a five-year agreement with a major North American cargo carrier. Under the terms of the agreement, TAT will provide repair and overhaul services under an MRO agreement for APUs in the Carrier’s Boeing 757 and 767 aircrafts. The total contract value over the duration of the agreement is estimated at approximately $17 million.

In March 2025, the Company’s general meeting of the shareholders, approved, among other things, the following issues: (i) renewal and amendment of the Company’s compensation policy for an additional three years; (ii) amendment of the Company's 2022 Stock Option Plan; and (iii) an increase in the authorized share capital of the Company and the amendment of the Company’s Articles of Association to reflect such change.

Business Overview

TAT Technologies Ltd. is a leading provider of solutions and services to the commercial and military aerospace and ground defense industries focused mainly on three product areas and services: Thermal Management, Power and Actuation and Maintenance, Repair and Overhaul. TAT operates under four business unit: (i) OEM of heat transfer solutions and aviation accessories through its Kiryat Gat facility (TAT Israel); (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) overhaul and coating of jet engine components through its Turbochrome subsidiary.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories through TAT Israel primarily include the design, development and manufacture of (i) a broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

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

In addition, TAT Israel designs, develops and manufactures aviation flow control accessories. These accessories include components, such as valves and pumps. Customers for TAT Israel aviation accessories include Lockheed Martin Corporation, Boeing, Continental Motors , the Israel Air Force (“IAF”), IAI, Elbit Systems (“Elbit”), Rafael Advanced Defense Systems (“Rafael”), as well as the U.S. Air Force and U.S. Navy and other air forces from around the world.

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

MRO Services for Heat Transfer Components and OEM of Heat Transfer Solutions (Limco)

Through its Limco subsidiary TAT provides MRO services and OEM services to the aerospace and ground defense industries in the field of heat transfer. Limco’s FAA-certified repair station provides aircraft component MRO services for airlines, OEMs, air cargo carriers, maintenance service centers and the military. Limco is also certified by the EASA, and the Civil Aviation Administration of China. Limco has NADCAP certification for dye penetrant testing, welding and heat treating. Limco specializes in MRO services for components of aircraft, such as heat transfer components and ozone converters. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft heat transfer components typically require MRO services, including repairs and installation of replacement units, after two to five years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years. Warranty claims are generally the responsibility of the OEM during the warranty period. Limco’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Limco’s customers include major U.S. domestic and international airlines, air cargo carriers, maintenance service centers, OEMs such as commercial and military aircraft manufacturers and defense contractors, and the U.S. Armed Forces (Army, Air Force, Navy and Coast Guard). MRO contracts with these types of customers are generally long-term engagements and may have terms of one to five years or more.

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

MRO Services for Aviation Components (Piedmont)

Through its subsidiary Piedmont, TAT provides MRO services for aviation components to the aerospace industry. Piedmont’s FAA- and EASA-certified repair station provides aircraft component MRO services for commercial airlines, business jets, air cargo carriers, maintenance service providers as well as governments and military forces worldwide. Piedmont specializes in MRO services for aircraft components, including APUs, landing gears and MPG. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft components typically require MRO services, including repairs and installation of replacement units, after three to ten years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years. Warranty claims are generally the responsibility of the OEM during the warranty period.  Piedmont’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Piedmont’s customers include U.S. domestic and international airlines, air cargo carriers and maintenance service providers. MRO contracts with these types of customers are generally long-term engagements that may have terms of one to ten years or more.

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

TAT estimates the size of the markets in which Piedmont operates to be significant based on the number of aircraft requiring MRO services provided by Piedmont. TAT plans to expand its Piedmont operations in the MRO segment by using Piedmont’s experience and reputation to develop MRO capabilities for additional types of APU and landing gears applications as well as other aircraft systems/components with significant commercial potential and by offering additional supplementary services such as MPG.

In this instance, Piedmont signed several strategic agreements with Honeywell (aerospace division). Under these transactions, Honeywell granted a 10-year license to MRO with respect to the following APU lines: 331-200\250, 331-500 that serves the Boeing 777 platform and 131 that serves the Boeing 737 platform and Airbus 319-320-321 platform. During 2021, Piedmont entered into the APU leasing activity with a purchase of eighteen 331-500APU engines from Honeywell, under which Honeywell is the main customer for leasing these engines (pursuant to this agreement Piedmont is Honeywell's sole source for engines for lease purposes). In 2022 Piedmont increased the lease pool by adding six 131-9A/B APU’s and five 331-200/250 APU’s.

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

In June 2020, the Company's management decided to discontinue the JT8D engine blades reconditioning activity as part of a strategic change in Turbochrome's business to focus on new capabilities to provide services to newer types of engines. This discontinued operation constitutes a material portion of Turbochrome’s revenues. In 2022, the Company continued with the fade out plan of the JT8D engine blade reconditioning activity and as of 2023 and 2024 this activity is immaterial for TAT’s financial statements reporting.

TAT-Engineering LLC

In November 2015, TAT signed an agreement with Russian-based Engineering Holdings Ltd, of Moscow (“Engineering”), to establish a new facility for the provision of MRO services for heat transfer components. The company, TAT-Engineering LLC, is based in Novosibirsk’s Tolmachevo airport. The entity was established in January 2016 and is currently operating under FAA certifications and obtained FAA high-level repair approvals.  Current efforts are focused on marketing initiatives targeting the major Russian and CIS airlines and maintenance stations.  However, due to sanctions imposed by the United States, EU, Japan and other jurisdictions on certain industry sectors and entities in Russia and certain impacted regions, as well as enhanced export controls on certain products and industries, during the years of  2022, 2023 and 2024, our joint venture in Russia ceased to purchase heat-exchange cores from Limco, our US subsidiary, and therefore the joint venture had to materially limit the extent of the MRO services it provides to its customers.

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

Execution of TAT’s strategy is based on the following principles:

•
Enhancing OEM capabilities - capitalizing on our technical expertise, experience and reputation in the market of heat transfer solutions to expand the scope of our OEM offerings to new aircrafts or to new platforms in the existing aircrafts.

•
Expand the scope of MRO services - leveraging our technical expertise, engineering resources and facilities to broaden MRO services to additional types of aircraft and additional aircraft systems, subsystems and components while developing the required technical expertise to provide these additional MRO services.

•
Increasing market share - continuing aggressive marketing efforts to win new customers as well as to expand activities with existing customers, partly by focusing on cross selling opportunities between our different businesses. As part of our efforts, we also intend to expand our marketing presence in existing territories, like the United States and Western Europe as well as new territories, where TAT currently has a smaller presence and fewer customers, such as Eastern Europe, Latin America and Asia.

•
Effective synergy among group members - enhancing the synergies between our various businesses. For example, by supplying TAT Israel with heat transfer components manufactured in Limco for the sale of heat exchangers.

•	Organic growth and M&A - in addition to growing our existing businesses organically as detailed above, we intend to evaluate complementary acquisition opportunities.

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

Piedmont performs MRO services at its repair station in Greensboro, North Carolina, which is licensed by the FAA and EASA. Piedmont specializes in providing comprehensive repair and overhaul services for APU models manufactured by Honeywell, the leading OEM in the United States. In addition, Piedmont provides full repair, overhaul, machining, plating and grinding services for landing gear systems for commercial and military aircraft. Piedmont has a long history in providing landing gear MRO services for regional airliners, including aircraft manufactured by the French-Italian ATR (42/72), Gulfstream (G4), Lockheed Martin (P3/C130) and the Brazilian Embraer (E170).  At the end of 2020 Piedmont signed a new exclusive contract with Honeywell as Honeywell's exclusive rental bank provider for the APU 331-500 (used in the Boeing 777 platform). By signing this agreement with Honeywell and purchasing 18 APU331-500 engines Piedmont entered a new segment of APU leasing. Piedmont also signed a contract to be an authorized repair station for the 331-500 APU (serving the Boeing 777 platform) as well as the APU 131 serving the Boeing 737 platform and Airbus 319-320-321 platform.

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

Customers

General

TAT targets a broad range of customers within the commercial and military aerospace and ground defense industries. Our customers include commercial manufacturers of military equipment, commercial airlines, aircraft manufacturers, military forces, the defense industry, and other manufacturers of electronic systems, aviation units and machinery in the United States, Europe, CIS, Asia, Latin America and Israel. During 2024, TAT had revenues generated by more than 500 customers worldwide.

Major Customers

OEM Customers

TAT, primarily through TAT Israel, sells its OEM solutions and systems to commercial and military aircraft manufacturers and defense contractors and to the U.S. and Israeli governments.

Partial lists of OEM customers are set in the following table:

Aircraft manufacturers	Boeing, Textron, Pilatus, Embraer, Lockheed Martin, Honda Aircraft, Cirrus, Gulfstream, Raytheon-Collins
System manufacturers/integrators and defense contractors	Liebherr, Rafael, Elbit, IAI, Parker, Eaton Aerospace, Safran.

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

Maintenance service centers
Fokker, Honeywell International, Kellstrom Commercial, Aero Kool, Lufthansa Technik, RTX through Collins, SR Technics, Embraer, Turkish Technic, Delta Tech Ops, ST Aerospace Engineering, , Gulfstream, IAI, Haeco Americas , Air New-Zeeland, AAR.

Governments and military air forces	U.S. Army, U.S. Air Force and U.S. Navy; Israeli Ministry of Defense, Israeli Air Force; Belgium Air Force, Polish Air Force, Portuguese Air Force, Japan Air Force.

Military Contracts

Direct sales to the U.S. government, our largest government customer, accounted for approximately 9.3% of TAT’s revenues for the year ended December 31, 2024, approximately 6.6% of our revenues for the year ended December 31, 2023 and approximately 5.2% of our revenues for the year ended December 31, 2022.

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

The vast majority of the governmental contracts to which TAT is party to are fixed-price contracts, some of which contain fixed-price escalation mechanism. Under these contracts, TAT agrees to perform specific work for a fixed price and, accordingly, realizes the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. The allowable government contract costs and fees of TAT are subject to audit and may result in non-reimbursement of some contract costs and fees. While governments reserve the right to conduct further audits, audits conducted for periods through fiscal year 2023 and 2024 have resulted in no material cost recovery disallowances for TAT.

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

As of December 31, 2024, our backlog included: (i) outstanding purchase orders representing an aggregate amount of $42 million, and (ii) sales that we expect to generate from long-term agreements (the longest of which is until 2035) for which we have not yet received actual purchase orders in an aggregate amount of $429 million.

Product and Service Warranties

TAT provides warranties for its products and services ranging from one to three years, depending on the nature of the specific product. To date, TAT’s warranty costs have not been substantial. As of December 31, 2024, the combined warranty reserve for TAT was $0.3 million.

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

The major competitors of TAT in the area of OEM of heat transfer solutions and aviation accessories include manufacturers in the United States such as the Hughes-Treitler division of Ametek, Lytron, Niagara Thermal, Collins Aerospace, Honeywell International and AAR Corp; manufacturers based in Europe such as I.M.I. Marston, a subsidiary of Collins Aerospace, Safran and Liebherr; and manufacturers based in Asia such as Sumitomo Precision Products from Japan. These competitors may enjoy competitive advantages over TAT , such as:

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

•
Service centers – which often provide MRO services for a broad range of components and systems. These service centers can be either the in-house maintenance services of commercial airlines or other independent service providers, such as TAT Israel and TAT Limco.

For heat transfer MRO services, TAT’s major competitors are AAR Corp,  Honeywell, Drake Air – Ametek, Liebherr-Aerospace, American Cooler Service, Collins Aerospace Malaysia, Lufthansa Technik, Parker Hannifinand others.

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

Research and Development

State-of-the-Art R&D Testing Lab for Thermal Management Systems

In response to the rapidly evolving technological landscape and the transformative shift driven by electric Vertical Takeoff and Landing (eVTOL) aircraft, TAT recognizes the increasing complexity and demand for advanced thermal management systems. The rise of sophisticated electrical flying vehicles has introduced unprecedented challenges, particularly in cooling performance, weight reduction, and compact design. To address these challenges, TAT is establishing a state-of-the-art R&D testing laboratory specifically dedicated to developing and validating innovative thermal management solutions.

This advanced facility will serve as a vital enabler of TAT's strategic commitment to research and development, focusing on:

•	Performance Optimization: Achieving superior heat transfer efficiency while meeting stringent cooling requirements for modern aviation systems.

•	Physical Characteristics Enhancement: Reducing system size and weight to align with eVTOL and electric aircraft operational constraints.

•	Reliability and Durability: Extending product lifespan by leveraging advanced materials, manufacturing techniques, and rigorous testing protocols.

The laboratory is equipped with cutting-edge testing and simulation infrastructure that allows for comprehensive analysis and validation across a wide spectrum of thermal management applications. Key features include:

•	High-fidelity heat exchanger testing platforms capable of simulating real-world thermal conditions, including dynamic temperature, pressure, and multi-phase flow.

•	Integrated predictive modeling and simulation tools to accelerate the design and validation process.

•	Real-time data acquisition and performance measurement systems for precise evaluation of thermal efficiency and reliability.

•	Scalable platforms for testing traditional and advanced technologies, including next-generation 3D-printed heat exchangers and custom thermal solutions.

Commitment to Innovation through Collaboration

TAT’s strategic approach underscores the dynamic nature of customer requirements and the ever-changing competitive landscape. Recognizing that technological innovation is both imperative and continuous, TAT actively fosters collaborative partnerships with customers and industry stakeholders. These partnerships serve as catalysts for:

•	Identifying emerging market needs and technological challenges.

•	Co-developing tailored solutions that meet specific operational and environmental constraints.

•	Accelerating product development timelines through iterative testing, feedback, and refinement.

This collaboration enables TAT to not only enhance its existing product offerings but also pioneer new solutions that deliver unmatched performance, efficiency, and reliability in the thermal management sector.

Strategic Vision and Market Leadership

Through its state-of-the-art R&D lab and unwavering commitment to innovation, TAT positions itself at the forefront of the thermal management industry. By investing in advanced technologies, rigorous testing capabilities, and customer-centric solutions, TAT is well-prepared to meet the increasingly complex demands of modern aviation and eVTOL platforms.

This forward-looking strategy ensures TAT’s ability to:

•	Deliver cutting-edge solutions that set new industry benchmarks.

•	Adapt and respond to market potential with agility and precision.

•	Exceed customer expectations by providing future-ready thermal management systems.

By staying ahead of technological advancements and embracing a proactive, collaborative approach, TAT strengthens its leadership in the dynamic aerospace market, delivering superior value and innovation for customers worldwide.

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

Proprietary Rights

To date, TAT and its subsidiaries do not own any patents. TAT and its subsidiaries rely, among others, on trade secrets protection laws. However, we believe that our success is less dependent on the ownership of proprietary rights and more reliant on our innovative skills, technical competence, marketing proficiency and engineering abilities. TAT and its subsidiaries do not possess any material registered trademarks.

Regulation

B.	Government Regulations

Israeli Export Policy

Export of military-related products is subject to the military export policy of the State of Israel. Currently, the Israeli government approves exports to approved customers, provided such exports align with the Israeli policy and do not conflict with national security considerations. TAT Israel is required to obtain a permit prior to initiating a sales proposal, and an export license is ultimately necessary for the completion of the transaction. Israeli law also governs the export of “dual use” items - items that are typically intended for civilian purposes but may also serve military purposes.

While we have been successful in obtaining export permits in the past, there is no insurance that we will be able to obtain the necessary export permits or licenses in the future. In addition, governmental policy with respect to military exports (or dual use items) may be altered.

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

Aerospace and Safety Regulations

The commercial aerospace industry is subject to extensive regulation by the authorities such as the FAA in the United States, EASA in Europe, and other governmental authorities worldwide. The military aerospace industry is governed by military quality specifications established by the U.S. Department of Defense and ISO-9000 standards. TAT and its subsidiaries are required to obtain certifications from one or more of these entities and, in some cases, by individual OEMs. Additionally, TAT must meet the requirements of its customers, including OEMs and airlines that are subject to FAA regulations and evolving industry standards, by providing these customers with products that comply with the regulatory requirements applicable to commercial flight operations.

TAT believes it currently meets or exceeds FAA maintenance standards in its repair and overhaul activities. Our active or operating repair stations in Israel and the United States are approved by the FAA. TAT also believes it currently complies with all applicable industry standards in its facilities.

TAT’s operations are further subject to a variety of worker and community safety regulations, including the Occupational Safety and Health Act of 1970 (“OSHA”). OSHA mandates general requirements for safe workplaces across the U.S., and provides special procedures and measures for handling certain hazardous and toxic substances. TAT believes that its operations are in compliance with OSHA’s requirements.

TAT also believes that it is in material compliance with applicable U.S., European and other governmental regulations affecting the aerospace and defense industries.

Israeli Regulations

TAT’s operations in Israel are subject to supervision by the Israeli Ministry of Defense and the Civil Aviation Administration of Israel (“CAAI”). TAT Israel is certified by the IAF and the Israeli Ministry of Defense for both manufacturing and maintenance. In addition, TAT Israel is also licensed as a repair station for certain components by the CAAI. Furthermore, the export of certain products and/or know-how by TAT Israel is subject to approval by the Defense Export Controls Agency (“DECA”) of the Israeli Ministry of Defense. DECA permits are required prior to submitting sales proposals involving such exports, as well as for the actual export of such products.

Environmental Matters

TAT’s operations are subject to certain stringent environmental laws and regulations at the federal, state and local levels in the United States and Israel, as well as to requirements established by government agencies, including the U.S. Environmental Protection Agency. These regulatory authorities govern, among other matters, the emission, discharge, generation, management, transportation and disposal of pollutants and hazardous substances. Regulatory authorities may also require TAT to initiate actions to remediate the effects of hazardous substances that are or have been released into the environment, and to obtain and maintain permits in connection with TAT’s operations. This extensive regulatory framework imposes significant compliance burdens and risks.

During the years 2020-2021, the Israeli Water Authority requested that TAT conduct sampling of certain groundwater wells in its facility in Gedera. In March 2022, TAT terminated its lease agreement for the Gedera facility and has not received further requests from the Israeli Water Authority.

Although TAT seeks to maintain its operations and facilities in compliance with applicable environmental laws, there can be no assurance that violations do not exist or that future change to such laws, regulations or their interpretations will not require TAT to make significant additional expenditures to ensure compliance.

Legal Proceedings

As to date, we are party to ongoing litigation in the ordinary course of business and other legal proceedings.

C.	Organizational Proceedings

The legal name of our company is TAT Technologies Ltd., and we are organized under the laws of the State of Israel. We have two (2) wholly-owned subseries: Limco-Piedmont Inc., which is incorporated under the laws of Delaware, and Turbochrome Ltd., which is incorporated under the laws of the State of Israel.

D.	Property, Plants and Equipment

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

 During 2023 TAT signed a lease agreement for approximately 6,505 rentable square feet facility in Harris Corners Parkway, Charlotte, USA, which will expire in April, 2029. Due to the new agreement, the Company recognized an operating right-of-use assets and related operating lease liability of approximately $1 million. In 2024 and 2023, the rental expense for this property was $200 and $200 thousand, respectively.

Limco owns and operates a 55,000 square feet manufacturing plant in Tulsa, Oklahoma which has historically supported all its business, including its aftermarket heat transfer component repair station. This facility also has housed Limco’s administration, engineering, quality control and support services.

Limco also leases building #2, building #3, building #4, building #5, and building #6.  The lease on building #2 expires on November 30, 2026. The lessee or lessor may terminate the lease by giving lessee or lessor six months advance written notice.  The rent for building #2 is $4,367 per month plus the annual percentage increase in the CPI-W. Building #3 lease expired on January 31, 2014, however, the lease has renewed automatically from year to year since that date.  Either party has the right to cancel the lease with 30 days’ advance notice prior to the annual expiration of the term.  The rent for building #3 is $1,505 per month plus the annual percentage increase in the CPI-W.  The lease on building #4 expires on March 31, 2029. The lessee or lessor may terminate the lease by giving the lessee or lessor 6 months advance written notice.  The rent for building #4 is $2,800 per month plus the annual percentage increase in the CPI-W.  The lease on building #5 expires on March 31, 2025 The lessee or lessor may terminate the lease by giving the lessee or lessor 6 months advance written notice. The rent for building #5 is $4,100 per month plus the annual percentage increase in the CPI-W.  The lease on building #6 expires on March 31, 2032.  The lessee or lessor may terminate the lease by giving the lessee or lessor 6 months advance written notice. The rent for building #6 is $9,364 per month plus the annual percentage increase in the CPI-W.

In 2024, 2023 and 2022, the rental expense for this property was $247 thousand, $253 thousand and $271 thousand, respectively.

In the second half of 2015, Piedmont leased approximately 82,000 square feet in Greensboro, North Carolina, for its new landing gear component and overhaul repair station as well as the MPG operation. The lease expires on June 30, 2025. In 2024, 2023 and 2022 the rental expense was $372, $357, and $357 thousand, respectively, for each of these years. In addition, Piedmont leases approximately 56,000 square feet space for its facility in Kernersville, North Carolina to support its APU component and overhaul repair station. During 2018, Piedmont vacated the first floor of the facility while continuing to lease the second-floor space, approximately 28,000 square feet.   In 2023 and 2022, the rental expense for this property was $48 thousand for each year. The lease has been terminated in 2024.

In December 2023, Piedmont signed an additional lease agreement for a facility in Kernersville, North Carolina, USA. The term of this lease is 3 years and will expire on December 31, 2026. Piedmont has two options to extend the lease for additional successive terms of 1 year each. The rentable facility is approximately 49,203 square feet and the rent expense will be $180 thousand for each year.

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

Company Overview

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

Sources of Revenues

TAT, directly and through its subsidiaries, provides a variety of solutions and services to the commercial and military aerospace and ground defense industries, including:

(i)	OEM of heat transfer solutions and aviation components, such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers (through TAT Israel);

(ii)	MRO services for heat transfer components and OEM of heat transfer solutions (through our Limco subsidiary);

(iii)	MRO services for aviation components (through our Piedmont subsidiary); and

(iv)	Overhaul and coating of jet engine components (through our Turbochrome subsidiary).

TAT’s revenues from its four operational segments for the three years ended December 31, 2024 were as follows:

	Year Ended December 31,
	2024		2023		2022
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
Revenues
OEM of heat transfer solutions and aviation accessories	36,466	24%	27,555	24.2%	21,844	25.8%
MRO services for heat transfer components and OEM of heat transfer solutions	43,863	28.8%	32,995	29%	24,796	29.3%
MRO services for aviation components	67,475	44.3%	50,760	44.5%	35,879	42.4%
Overhaul and coating of jet engine components	7,392	4.9%	6,854	6%	5,770	6.8%
Eliminations	(3,080)	(2)%	(4,370)	(3.7)%	(3,733)	(4.3)%
Total Revenues	$152,116	100%	$113,794	100%	$84,556	100%

The following table reflects the geographic breakdown of TAT’s revenues for each of the three years ended December 31, 2024:

	Years Ended December 31,
	2024		2023		2022
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues

United States	104,326	68.6%	$81,999	72%	$56,570	66.9%
Israel	7,868	5.2%	7,697	7%	7,162	8.5%
Other	39,922	26.2%	24,098	21%	20,824	24.6%
Total	$152,116	100%	$113,794	100%	$84,556	100.0%

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

TAT’s management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of TAT’s consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the reported financial results include the following:

•	Inventory valuation;

•	Income taxes; and

•	Allowance for current expected credit losses (CECL).

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

The following table presents, for the periods indicated, information concerning TAT’s results of operations:

	Year Ended December 31
	2024	2023	2022
	(in thousands)
Revenues
OEM of heat transfer solutions and aviation accessories	$36,466	$27,555	21,844
MRO services for heat transfer components and OEM of heat transfer solutions	43,863	32,995	24,796
MRO services for aviation components	67,475	50,760	35,879
Overhaul and coating of jet engine components	7,392	6,854	5,770
Eliminations	(3,080)	(4,370)	(3,733)
Total revenues	152,116	113,794	84,556
Cost of revenues
OEM of heat transfer solutions and aviation accessories	24,965	20,193	18,778
MRO services for heat transfer components and OEM of heat transfer solutions	35,978	30,176	20,750
MRO services for aviation components	56,798	41,788	28,890
Overhaul and coating of jet engine components	4,823	4,110	3,495
Eliminations	(3,462)	(4,941)	(3,285)
Total cost of revenues	119,102	91,326	68,628
Gross profit	33,014	22,468	15,928
Research and development costs, net	1,248	715	479
Selling and marketing	7,746	5,523	5,629
General and administrative	11,901	10,558	9,970
Other expenses (income)	(383)	(433)	(90)
Restructuring expenses, net	-	-	1,715
Operating income (loss)	12,502	6,075	(1,775)
Financial income (expense), net	(1,949)	(1,330)	127
Income (loss) before taxes on income (tax benefit)	10,553	4,745	(1,648)
Taxes on income (tax benefit)	195	576	98
income (loss) before equity investment	10,358	4,169	(1,746)
Share in results of affiliated company and impairment of share in affiliated companies	809	503	184

Net income (loss)	$11,167	$4,672	$(1,562)

The following table presents, for the periods indicated, information concerning TAT’s results of operations as a percentage of revenues:

	Year Ended December 31,
	2024	2023	2022
Revenues
OEM of heat transfer solutions and aviation components	24.0%	24.2%	25.8%
MRO services for heat transfer components and OEM of heat transfer solutions	28.8	29	29.3
MRO services for aviation components	44.3	44.5	42.4
Overhaul and coating of jet engine components	4.9	6	6.8
Eliminations	(2.0)	(3.7)	(4.4)
Total revenues	100	100	100
Cost of revenues
OEM of heat transfer solutions and aviation components	16.4	17.4	22.2
MRO services for heat transfer components and OEM of heat transfer solutions	23.7	26.5	24.5
MRO services for aviation components	37.3	36.7	34.2
Overhaul and coating of jet engine components	3.2	3.6	4.1
Eliminations	(2.3)	(4)	(3.9)
Cost of revenues	78.3	80.2	81.2
Gross profit	21.7	19.7	18.8
Research and development costs, net	0.8	0.6	0.6
Selling and marketing	5.1	4.8	6.7
General and administrative	7.8	9.3	11.8
Other expenses (income)	(0.3)	(0.4)	(0.1)
Restructuring expenses, net	0	0	2
	13.4	14.3	21
Operating income (loss)	8.2	5.3	(2.1)
Financial income (expense), net	(1.3)	(1.2)	0.2
Income (loss) before taxes on income (tax benefit)	6.9	4.2	(1.9)
Taxes on income (tax benefit)	0.1	0.5	0.1
income (loss) before equity investment	6.8	3.7	(2.1)
Share in results of affiliated company and impairment of share in affiliated companies	0.5	0.4	0.2
Net income (loss)	7.3%	4.1%	(1.8)%

________________________

* Less than 0.1 percent

Year ended December 31, 2024 compared with Year ended December 31, 2023

Revenues.

Total revenues were $152.1 million for the twelve months ended December 31, 2024, compared to $113.8 million for the twelve months ended December 31, 2023, an increase of 33.7%. This reflects (i) the increase in revenues in the OEM of heat transfer solutions and aviation accessories segment; (ii) the increase in revenues in the MRO services for heat transfer components and OEM of heat transfer solutions segment; (iii) the increase in revenues in the MRO services for aviation components segment; and (iv) the increase in revenue in the overhaul and coating of jet engine components segment.

Revenues from OEM of heat transfer solutions and aviation components.

Revenues from this operating segment increased to $36.5 million for the year ended December 31, 2024, from $27.6 million for the year ended December 31, 2023, an increase of 32.3%.

Revenues from MRO services for heat transfer components and OEM of heat transfer solutions.

Revenues from the MRO services for heat transfer components and OEM of heat transfer solutions operating segment increased to $43.9 million for the year ended December 31, 2024, from $33 million for the year ended December 31, 2023, an increase of 32.9%.

Revenues from MRO services for aviation components.

Revenues from MRO services for aviation components operating segment increased to $67.5 million for the year ended December 31, 2024, from $50.7 million for the year ended December 31, 2023, an increase of 32.9%.

Revenues from overhaul and coating of jet engine components.

Revenues from overhaul and coating of jet engine components segment increased to $7.4 million for the year ended December 31, 2024, from $6.8 million for the year ended December 31, 2023, an increase of 7.8%.

Cost of revenues.

Cost of revenues was $119.1 million for the twelve months ended December 31, 2024, compared to $91.3 million for the twelve months ended December 31, 2023, an increase of 30.4%. Cost of revenues as a percentage of revenues decreased to 78.3% for the twelve months ended December 31, 2024, from 80.2% for the twelve months ended December 31, 2023. The decrease is primarily due to the increase in revenue in a higher percentage compared to the increase in our fixed costs.

Cost of revenues for OEM of heat transfer solutions and aviation accessories.

Cost of revenues for this operating segment was $25 million for the year ended December 31, 2024, compared to $20.2 million for the year ended December 31, 2023, an increase of 23.6%. Cost of revenues as a percentage of revenues in this segment decreased to 68.5% in the year ended December 31, 2024, from 71.9% for the year ended December 31, 2023. The decrease is primarily due to the increase in revenue in a higher percentage compared to the increase in our fixed costs.

Cost of revenues for MRO services for heat transfer components and OEM of heat transfer solutions.

Cost of revenues for the MRO services for heat transfer components and OEM of heat transfer solutions operating segment increased to $35.9 million for the year ended December 31, 2024 from $30.1 million for the year ended December 31, 2023, an increase of 19.2%. Cost of revenues as a percentage of revenues in this segment decreased to 82% in the year ended December 31, 2024 from 91.4% for the year ended December 31, 2023. The decrease is primarily due to the increase in revenue in a higher percentage compared to the increase in our fixed costs.

Cost of revenues for MRO services for aviation components.

Cost of revenues for MRO services for aviation components operating segment increased to $56.8 million for the year ended December 31, 2024 from $41.8 million for the year ended December 31, 2023, an increase of 35.9%. Cost of revenues as a percentage of revenues in this segment increased to 84.2% in the year ended December 31, 2024 from 82.5% for the year ended December 31, 2023. The increase is mainly due to the increase in the cost of components which increased at a higher rate compared to the increase in selling prices.

Cost of revenues for overhaul and coating of jet engine components.

Cost of revenues for the overhaul and coating of jet engine components segment increased to $4.8 million for the year ended December 31, 2024 from $4.1 million for the year ended December 31, 2023, an increase of 17.3%. Cost of revenues as a percentage of revenues in this segment increase to 65.2 % in the year ended December 31, 20234 from 60 % in the year ended December 31, 2023.

Research and development, net.

Research and development expenses increased to $1.2 million for the twelve months ended December 31, 2024, from $0.7 million for the twelve months ended December 31, 2023, an increase of 74.5%. Research and development expenses as a percentage of revenues were 0.8% for the twelve months ended December 31, 2024 compared to 0.6% for the twelve months ended December 31, 2023.

Selling and marketing.

Selling and marketing expenses were $7.7 million for the twelve months ended December 31, 2024, compared to $5.5 million for the twelve months ended December 31, 2023. Selling and marketing expenses as a percentage of revenues were 5.1% for the twelve months ended December 31, 2024, compared to 4.8% for the twelve months ended December 31, 2023, an increase of 0.3%.

General and administrative.

General and administrative expenses were $119. million for the twelve months ended December 31, 2024, compared to $10.6 million for the twelve months ended December 31, 2023, an increase of 12.7%. General and administrative expenses as a percentage of revenues were 7.8% for the twelve months ended December 31, 2024, compared to 9.3% for the twelve months ended December 31, 2023.

Other expenses (income).

Other expenses (income) were ($0.4) million for the twelve months ended December 31, 2024, compared to ($0.4) million for the twelve months ended December 31, 2023. Other income as a percentage of revenues were 0.3% for the twelve months ended December 31, 2024, compared to 0.4% for the twelve months ended December 31, 2023.

Financial expenses, net.

Financial income, net for the twelve months ended December 31, 2024 were $1.9 million, compared to $1.3 million of financial expenses for the twelve months ended December 31, 2023. The increase was mainly due to unfavorable changes in exchange rates USD / ILS.

Taxes on income (tax benefit).

Taxes on income for the twelve months ended December 31, 2024, amounted to $0.2 million, compared to $0.5 million tax benefits for the twelve months ended December 31, 2023.

Share in results of equity investment of affiliated companies.

Share in results of equity investment of affiliated companies for the twelve months ended December 31, 2024, amounted to a gain of $0.8 million compared to a gain of $0.5 million for the twelve months ended December 31, 2023.

Year ended December 31, 2023 compared with Year ended December 31, 2022

Please see Item 5 on Form 20-F for the Year ended December 31, 2023 filed on March 6, 2024 for this comparison.

Conditions in Israel

TAT is incorporated under the laws of the State of Israel, and its principal executive offices and manufacturing and research and development facilities are located in Israel. Please refer to “Item 3D – Risk Factors” for a description of governmental, economic, fiscal, monetary, or political policies or factors (including the ongoing war and hostilities with Hamas, Hezbollah and Iran) that have materially affected or could materially affect TAT’s operations.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, and the International Finance Corporation. Additionally, Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade. In addition, Israel benefits from preferences under the Generalized System of Preferences from countries including the United States, Australia, Canada and Japan, enabling Israel to export the products covered by such programs either duty-free or at reduced tariffs.

In July 1975, Israel and the European Union Community (the “European Union”) concluded a Free Trade Agreement, granting certain advantages for Israeli exports to most European countries while requiring Israel to gradually reduce its tariffs on imports from these countries. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries.

In January 1993, Israel entered into a free trade agreement with the European Free Trade Association (“EFTA”) established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes a redefinition of rules of origin and additional benefits, such as allowing Israel to become a member of the Research and Technology programs of the European Union. During the recent years, Israel has expended its  commercial and trade relations to include additional nations, such as Russia, China, India, Turkey and other nations in Eastern Europe and the Asia-Pacific region.

Impact of Currency Fluctuation and of Inflation

TAT reports its financial results in US dollars and receives payment primarily in dollars or dollar-linked to NIS for all of its sales. However, a portion of its expenses, principally salaries and related personnel expenses in Israel, in NIS. Additionally, certain assets, as well as a portion of its liabilities, are denominated in NIS. Therefore, the dollar cost of TAT’s operations is influenced by the extent to which inflation in Israel is offset, either partially or fully, on a lagging basis or is not offset by the devaluation of the NIS in relation to the U.S. dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar, the dollar cost of operations in Israel increases. If the dollar cost of operations in Israel increases, its dollar-measured results of operations will be adversely affected. It is uncertain whether TAT will be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

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

Corporate Tax Rate

Israeli companies are generally subject to corporate tax on their taxable income (including capital gains). The regular corporate tax rate for Israel was 23% for the year ended December 31, 2022, December 31, 2023 and December 31, 2024.

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

Certain of TAT’s subsidiaries operate in and are subject to the tax laws of various other jurisdictions, primarily the United States. TAT’s U.S. subsidiaries are taxed based on federal and state tax laws.  The U.S. federal statutory flat tax rate for tax years 2023 and 2024 is 21%.

Recently Issued Accounting Standards

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

In November 2024, the FASB issued ASU No. 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40). The ASU improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, SG&A and research and development). The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures

Recently adopted accounting pronouncements:

               In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amended guidance requires incremental reportable segment disclosures, primarily about significant segment expenses. The amendments also require entities with a single reportable segment to provide all disclosures required by these amendments, and all existing segment disclosures. The amendments will be applied retrospectively to all prior periods presented in the financial statements and are effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024.

Liquidity and Capital Resources

In December 21, 2023, TAT completed the issuance and sale of 1,158,600 ordinary shares of the Company in a private placement to Israeli institutional and accredited investors (as defined under Israel’s Securities Law, 5728-1968) (the “Investors” and the “Israeli Securities Law”, respectively), for a purchase price of NIS 31.70 per share (which equaled $8.77 per share based on the exchange rate published by the Bank of Israel at such time), resulting in net proceeds to the Company, after deducting offering expenses, of approximately NIS 36.2 million (or approximately $10.0 million). The newly issued shares represented approximately 11.5% of the Company’s issued and outstanding ordinary shares after the consummation of such sale.

In September 1, 2024, TAT received and accepted commitments from Israeli institutional and accredited investors (as defined under the Israeli Securities Law) to participate in a private placement (the “Private Placement”) of the Company’s ordinary shares.

In September 6, 2024, TAT completed the issuance and sale of 673,340 ordinary shares in a private placement to Israeli institutional and accredited Investors, for a purchase price of NIS 54.95 per share, resulting in the net proceeds to TAT, after deduction offering expenses, of approximately NIS 36.5 million.

In addition, the FIMI Funds, the Company’s largest shareholder, notified the Company that it received and accepted commitments from Israeli institutional and accredited investors to purchase from the FIMI Funds an aggregate of 2,349,706 of the Company’s ordinary shares, for a purchase price of NIS 54.95 per ordinary share, or an aggregate of NIS 129.1 million. The Company did not receive any proceeds from the sale of the ordinary shares by the FIMI Funds. Following the consummation of the Private Placement and the private sale by the FIMI Funds, the FIMI Funds beneficially own approximately 26.6% of the Company’s issued and outstanding ordinary shares. The Private Placement and the sale of ordinary shares by the FIMI Funds were being made in Israel only and not to U.S. persons, as defined in Rule 902 of the “Securities Act”, pursuant to a registration exemption afforded by Regulation S promulgated under the Securities Act, and the ordinary shares will be subject to certain transfer restrictions. The ordinary shares will not be registered under the Securities Act and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the Securities Act.

As of December 31, 2024, TAT had cash and cash equivalents of $7.4 million compared to $ 16.9 million as of December 31, 2023, a decrease of $9.5 million primarily due to an increase in working capital needs (mainly an increase of inventory by $17.1 million and an increase of account receivables  by $9.6 million).

During 2024, TAT decreased its loans and lines of credit from commercial banks by $7.6 million and repaid loans in the amount of $2 million.

	Total long term loans and credit line balance amount as of the year ended December 31
	2024	2023	2022	Rate	Duration
Israel

Gov guaranteed loans (see a)	3,990	4,707	5,517	(*) 7.75%	5-10

Commercial loans (see b)	2,171	2,601	3,116	(*) 7.15%	7

USA

Commercial loans (see c)	6,285	7,076	7,651	3.75% - 4.2%	5-10

Line of Credit (see d)	4,350	12,137	11,101	(*) 7.25%-8.6%	Revolving

Machinery finance loans (see e)	575	712	-	6.65%	5
	17,371	27,224	27,385

(*) As of December 31, 2024

a.
TAT received several loans from Israeli banks (with a guaranty from the Israeli government) during 2020 and 2021 in an aggregate amount of $6.3 million. The loans bear annual interest (Prime Rate +1.5%) which are paid in equal monthly installments as of April 2021 through February 2031. The aforementioned loans were received in NIS.

b.
In March 2022, TAT received a loan from a commercial bank in the amount of $3.7 million. The loan bears annual interest (Prime Rate +0.9%) and paid in equal monthly installment as of April 2022 through March 2029.

c.
In May 2022, a TAT US subsidiary received a loan from a commercial bank in the US in the amount of $3 million. The loan is secured with a first-degree lien on the US subsidiary’s equipment. The loan bears an annual interest which is paid in equal monthly installments until 2029. In August 2022, another TAT US subsidiary received a long-term loan of $5 million from a commercial bank in the US. The loan bears an annual interest which is paid in equal monthly installments until August 2032. The loan is secured with a first-degree lien on the US subsidiary’s equipment.

d.
In February 2022, a TAT US subsidiary received a credit line from a US commercial bank in the amount of $7 million with a maturity date of February 2024 carrying an interest of WSJP+0.1%. In February 2024, the US subsidiary signed a new loan contract extending the existing line of credit by 2 years and securing an additional credit in the amount of $7 million (total line of credit of $14 million). As of  December 31, 2024,  $2.85 million of this credit line was utilized. In March 2022, another TAT US subsidiary received a credit line of $5 million from a commercial bank. This credit line bears an initial annual fixed interest of 2.9%. In April 2024, the US subsidiary signed a contract extending the existing line of credit by 2 years. This credit line bears annual fixed interest of 7.25%. As of December 31, 2024, $1.5 million of this credit line was utilized.

e.	In 2023 a TAT US subsidiary received loans from Machinery Finance in the total amount of $0.7 million. The loans bear annual interest which are paid in equal monthly installments until 2028.

f.
In June 2023, TAT secured another short-term line of credit from an Israeli bank for $4.5 million. The Company’s building and land in Kiryat Gat serve as collateral for this loan. As of December 31, 2024, the Company has not utilized this credit line

In respect of the credit lines and the loans in a, c and d above, the Company and its subsidiaries are required to meet certain financial covenants. As of December 31, 2024 the Company and its subsidiaries met all its covenants.

Capital expenditures for the years ended December 31, 2024, 2023 and 2022 were approximately $3.9 million, $3.6 million and $16.1 million, respectively. TAT funded these expenditures mainly from its own cash resources and cash flows from operations. TAT expects that its available cash and cash equivalents and cash flow generated from operations will be sufficient to fund its capital expenditures.

TAT’s management believes that anticipated cash flow from operations and its current cash balances will be sufficient to meet its cash requirements for at least 12 months from the financial statement issuance date. TAT’s future capital requirements will depend on many factors, including its rate of revenue growth, the expansion of its selling and marketing activities, costs associated with expansion into new markets and the timing of the introduction of new products and services.

Cash Flows

The following table summarizes TAT’s cash flows for the periods presented:

	Year Ended December 31,
	(in thousands)
	2024	2023	2022
Net cash provided by (used in) operating activities	$(5,818)	$2,255	$(4,867)
Net cash used in investing activities	(3,851)	(3,579)	(16,120)
Net cash provided by financing activities	161	10,240	15,798
Net increase (decrease) in cash and cash equivalents	(9,508)	8,916	(5,189)
Cash and cash equivalents at beginning of the year	16,942	8,026	13,215
Cash and cash equivalents at end of the year	$7,434	$16,942	$8,026

Net cash used in operating activities for the year ended December 31, 2024, amounted to approximately $(5.8) million, compared to net cash provided in operating activities of $2.2 million for the year ended December 31, 2023 and net cash used in by operating activities of ($4.9) million for the year ended December 31, 2022.

Net cash used in operating activities for the year ended December 31, 2024 was impacted by the Company’s growing working capital needs.

Net cash used in operating activities for the year ended December 31, 2024 was principally derived from the following adjustments of non-cash line items: an upward adjustment of $5.5 million for depreciation and amortization; an upward adjustment of $4.7 million for an increase in trade accrued expenses other; an offset adjustment of $17.1 million for inventory; and a downward adjustment of $9.7 million for increase in trade accounts receivable.

Net cash used in operating activities for the year ended December 31, 2023 was principally derived from the following adjustments of non-cash line items: an upward adjustment of $4.7 million for depreciation and amortization; an upward adjustment of $4.2 million for an increase in trade accrued expenses other; an offset adjustment of $5.4 million for inventory; and a downward adjustment of $4.2 million for increase in trade accounts receivable.

Net cash used in operating activities for the year ended December 31, 2022 was impacted by the Company’s restructuring plan costs with an amount of $1.7 million.

Net cash used in operating activities for the year ended December 31, 2022 was principally derived from the following adjustments of non-cash line items: an upward adjustment of $3.7 million for depreciation and amortization; an upward adjustment of $1.1 million for an increase in trade accounts payable; an upward adjustment of $2.7 million for accrued expenses. This was offset by a loss of $1.5 million; a downward adjustment of $5 million for increase in inventory; a downward adjustment of $2.6 million for increase in trade accounts receivable; and a downward adjustment of $1.8 million for increase in other current assets and prepaid expenses.

In the year ended December 31, 2024, net cash used by investing activities was $3.9 million, out of which approximately $5.1 million was attributed to investment mainly in new machinery and equipment and $1 million from sale of machinery and equipment.

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

In the year ended December 31, 2024, net cash used by financing activities was $0.1 million. In the year ended December 31, 2024, net cash provided by financing activities was primarily attributable to an amount of $9.8 million from issuance of ordinary shares during 2024 net of $9.6 million repayment of short term credit line and repayment of long term loans.

In the year ended December 31, 2023, net cash provided by financing activities was primarily attributable to an amount of $10.2 million from issuance of ordinary shares during 2023.

In the year ended December 31, 2022, net cash provided by financing activities was primarily attributable to an amount of $16.7 million in commercial loans and lines of credit extended to the Company during 2022. For more information on the Company’s cash flow, see Note 8 in the Company's financial statements.

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

D.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2024, and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by Period (Amounts in Thousands of US$)
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations	2,285	939	916	276	154
Purchase commitments	38,219	33,578	4,241	400	-
Total	$40,504	34,517	5,157	676	154

_________________

In addition, with respect to certain employees we have long-term liabilities for severance pay that are calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Employees are entitled to one month’s salary for each year of employment or a portion thereof.  As of December 31, 2024, our severance pay liability, net was $ 332 thousand.

TAT expects to pay $656 thousand in future benefits to their employees during 2025 through 2033 upon their normal retirement age. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Israeli company before their normal retirement age.

TAT also has the following guarantees as of December 31, 2024:

In order to secure TAT's liability to the Israeli customs, TAT provided bank guarantees in the amount of $28.6 thousand. The guarantees are linked to the consumer price index and will expire on2025.

Item 6.  Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers, as of the date hereof:

Name	Age	Position
Amos Malka	73	Chairman of the Board of Directors
Igal Zamir	60	Chief Executive Officer and President
Ehud Ben – Yair	62	Chief Financial Officer
Liron Topaz	44	General Manager of TAT Israel
Marty Carvellione	47	General Manager of Piedmont
Jason Lewandowski	51	Chief Operational Officer
Paul Maness	41	General Manager of Limco
Lars Hesbjerg	59	Vice President Sales
Gillon Beck	64	Director
Moti Glick (1)(2)(3)(4)	73	External Director
Ronnie Meninger (1)(3)(4)	69	Independent Director
Aviram Halevi (1)(2)(3)(4)	68	External Director

(1) “Independent Director” under SEC requirements and NASDAQ Marketplace Rules

(2) “External Director” as required by the Israeli Companies Law

(3) Member of the Company’s Audit Committee

(4) Member of the Company’s Compensation Committee

Management

Mr. Igal Zamir was appointed as TAT’s Chief Executive Officer and President in April 2016. Prior to joining TAT, from 2009 until 2013, Mr. Zamir served as President at Mapco Express, a wholly-owned subsidiary of Delek US Holdings Inc., a NYSE-listed company which owns and operates 370 convenient stores and gas stations in the southeastern region of the United States. Prior to Mapco Express, from 2006 until 2009, Mr. Zamir served as CEO of Metrolight, a provider of proprietary energy saving solutions in High Intensity Discharge (HID) lighting systems. From 1998 until 2004, Mr. Zamir served as CEO of Rostam, a leading provider of private label feminine hygiene products. Mr. Zamir holds a B.Sc. in Industrial Engineering from Tel Aviv University and an MBA from Bar-Ilan University.

Mr. Ehud Ben-Yair was appointed as TAT's Chief Financial Officer in May 2018. Prior to joining TAT, Mr. Ben- Yair served as the Chief Financial Officer of SHL Telemedicine, a public company traded on the Swiss stock exchange (SIX: SHLTN) engaging in the field of digital health. Between 2012-2016, Mr. Ben Yair has served as the Chief Financial Officer of Opgal Optronics, a subsidiary of Elbit Systems (NASDAQ: ESLT), a company developing and manufacturing thermal imaging cameras for military and civilian aerospace markets. Prior to that, Mr. Ben- Yair has served for 8 years as the Chief Financial Officer of Orad Hi-Tech Systems, a public company traded on the AIM and German stock exchange (OHT), a company developing, manufacturing and selling proprietary hardware to TV stations and broadcasters. Mr. Ben Yair is a Certified Public Accountant and holds a B.A. in Economics and Accounting from the Ben-Gurion University in Israel.

Mr. Jason Lewandowski was appointed as TAT’s COO in December 2022. Mr. Lewandowski began his professional career as a Surface Warfare Officer in the United States Navy in May of 1997.  After 7 years of service on 3 different warships, and US commendations for his role in Operation Enduring Freedom, he left the US Navy and began his career in corporate America within Honeywell’s Aerospace business.  From 2005 to 2017, he led varying leadership roles within Honeywell Aerospace’s operations and integrated supply chain teams at over 8 different manufacturing locations.  In his final position with Honeywell he was a multi-site Sr. Director of Operations overseeing 2 OEM facilities that manufactured brake pads and air foils, and 3 R&O facilities that repaired and tested aircraft engines and APU’s. In 2017 Mr. Lewandowski left Honeywell to help scale operations for North America’s leading transit producer of purpose-built electric buses and batteries, Proterra Inc.  Over the next 5 years he served as GM of Proterra’s largest electric bus facility, VP of Supply Chain, and VP of Manufacturing, playing an integral role in helping the company become publicly traded. Mr. Lewandowski holds a Bachelor of Science in Electrical Engineering from Marquette University (1997) and an MBA from Carnegie Mellon’s Tepper School of Business (2005).

Mr. Liron Topaz has been with TAT since 2017 and prior to his current role as General Manager of TAT Israel, he served as TAT’s Sales and Marketing Executive Vice President. Prior to joining TAT, Mr. Topaz served as Vice President at A.L. GROUP and has managed and lead the business development and marketing strategy of the entire group including four manufacturing facilities, five trading companies around the globe and 1500 employees. Mr. Topaz holds a B.A. in Management and Economics from the Open University-Israel, and M.B.A in Business administration from the Peres Academic Center, Israel.

Mr. Marty Cervellione was appointed as General Manager of Piedmont in January 2023. Marty began his career as a Ground Combat Officer in the United States Marine Corps serving from 2000-2006.  In 2006, Marty was hired by Sikorsky Aircraft where he held managerial roles of increasing responsibility in Materials, Programs, Logistics and Distribution. In 2014, after 8 years with Sikorsky, Marty transitioned to Honeywell Aerospace where he led all Material Operations for the OEM and Repair and Overhaul Facilities.  In January of 2018 Marty left Honeywell and joined Proterra as the Director of Supply Chain and Materials for the Proterra Transit Business. After 5 years with Proterra, Marty was appointed General Manager of Piedmont in 2023.  Mr. Cervellione brings with him over 20 years of operational and supply chain experience in the Aerospace and Electric Vehicle Industries. Mr. Cervellione holds a Bachelor’s Degree from Fordham University and a Master’s Degree in Finance from Hofstra University.

Mr. Paul Maness was appointed as General Manager of Limco in March 2024. Mr. Manes brings years of experience in operations leadership as well as military leadership as an Army Ranger. Prior to joining Limco, Mr. Manes worked as a Global Health and Safety Leader for Baker Hughes and prior to that, as a Plant Manager for the same company in Claremore, Oklahoma. Before that, Paul served as the Plant Manager in a machine assembly shop and an operations manager in a steel galvanizing facility. Mr. Manes has served in the United States Army for 24 years. Mr. Manes holds a Master's Degree from Webster University and a B.S from Oklahoma State University.

Mr. Lars Hesbjerg was appointed as Vice President of Sales in April 2021. Prior joining TAT, Mr. Lars served 18 years with the Donaldson Company, Inc. in various leadership roles. From 2019 to 2021 he served as Global Business Unit Director of Aerospace, and between 2016-2019 as the Global Sales Director of Aerospace and Defense. Between 2011- 2016 he led the Off-Road OEM sales organization as the Sales Director which included large OEMs such as Caterpillar, Bobcat. Between 2010 and 2011 he was the Director of Sales, Global On-Road OEM. Between 2006 -2011 he was the Sales Director of the Gas Turbine Group of Donaldson Company. Mr. Hesbjerg holds an economics degree from Niels Brock College, a B.A. degree in International Business and an Executive Management Diploma degree from the University of Minnesota.

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

Mr. Gillon Beck joined TAT’s Board of Directors in November, 2022. Mr. Beck has been a Senior Partner at FIMI Opportunity Funds, the controlling shareholder of TAT, as well as a Director of the FIMI Opportunity Funds’ General Partners and SPV companies. In addition, Mr. Beck currently serves as Chairman of the Board of ImageSat Ltd(TASE), Emet Computing Ltd. (TASE), Hiper Global TASE), Gal-Shvav Ltd, Bet Shemesh Engines Ltd. (TASE), Inrom Industries Ltd., Senstar Technologies Ltd. (NASDAQ) Bird Aerosystems Ltd, and is a director of Rafa Laboratories Ltd., Simplivia Ltd., Orbit Technologies Ltd (TASE) , Carmel Forge Ltd.,  AITECH Ltd, Stern Engineering Ltd., Utron Ltd. ( TASE) and Unitronics (1989) (RG) Ltd (TASE). During the past five years, Mr. Beck had served as a member of the Board of Directors of the following public companies:  Ham-Let Ltd., Inrom Construction Ltd. From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd. (TASE). Mr. Beck received a Bachelor of Science degree (Cum Laude) in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology, and a Master of Business Administration in Finance in 1992 from Bar-Ilan University.

Mr. Moti Glick joined TAT’s Board of Directors as an external director in November 2021. From 1991 until 2021 Mr. Glick served as the CEO of Overseas Commerce, a public company traded on the Tel Aviv Stock Exchange.  Prior to that Mr. Glick was CFO of Clal Trading, a public company as well. Mr.Glick is a CPA (ISR) and holds a B.A. in Economics from Bar-Elan University.

Mrs. Ronnie Meninger joined TAT's Board of Directors as an independent director in November 2021. Mrs. Meninger brings vast experience in industrial companies, having served as CEO of Chemada Fine Chemicals Ltd. and Algatechnologies Ltd. She also served in other managerial positions in various companies. Mrs. Meninger serves on the Board of Directors of Kafrit, Albaad and Maytronics and OSG Group. For the last 9 years she acts as a business consultant for companies and startups. Mrs. Meninger holds a BSc in Life Sciences and an MBA from the Hebrew University of Jerusalem.

Mr. Aviram Halevi joined TAT’s Board of Directors as an external director in November 2013. Mr. Halevi is one of the founders and former managing partner of Imprint Social, a technology-based engagement platform that guarantees clients connect with the target audience in the most effective and tailored manner. Prior to that, from 2007 until 2010, Mr. Halevi served as the CEO of Terrogence Ltd., a producer of intelligence data for commercial markets. Mr. Halevi holds a B.Sc. in Geology from Queens College, CUNY, and an MBA from Tel Aviv University.

B.	Compensation of Directors and Executive Officers

The following table sets forth all compensation TAT paid to all of its directors and executive officers as a group for the year ended December 31, 2024.

	Salaries, fees, Commissions and bonuses (Amounts in Thousands US$)	Other benefits (Amounts in Thousands US$)
All directors and executive officers as a group (12 executives)	$3,467	$108

During the year ended December 31, 2024, TAT paid its directors (except for its active chairman of the Board of Directors, Mr. Amos Malka), the fixed medium amounts permitted by law to an external director (within the meaning of the Israeli Companies Law) which was a per meeting attendance fee of NIS 2,862 (approximately $774), plus an annual fee of NIS 76,860 (approximately $20,772). Pursuant to its agreement with Mr. Amos Malka, TAT's active chairman of the Board of Directors, TAT paid Mr. Malka a monthly fee of NIS 50,000 plus VAT.  In March 2025, the Company’s annual shareholders meeting approved the grant of 50,000 options to purchase 50,000 of the Company’s ordinary shares to Mr. Malka (replacing his previous option grant on 2016). Additionally, the shareholders meeting approved the amendment to the compensation terms of Mr. Igal Zamir, the Company’s Chief Executive Officer, as follows: Mr. Zamir’s base salary, has changed to a fixed compensation of $470,000 per year, due to his relocation to the United States. It was also approved to grant Mr. Zamir 200,000 options to purchase ordinary shares of the Company, and the grant of a one-time special bonus equivalent to two monthly salaries to both Mr. Zamir and Mr. Ehud Ben Yair, the Company’s Chief Financial Officer.

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law) during or with respect to the year ended December 31, 2024, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Information Regarding Covered Executives (1) (Amounts in Thousands US$)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Igal Zamir, CEO and President	339	130	346	20	835
Ehud Ben- Yair, CFO	324	57	225	96	702
Jason Lewandowski, COO	267	22	152	31	472

Liron Topaz, GM TAT Israel	156	71	68	37	328
Lars Hebjerg, VP Sales	221	23	62	37	323

(1)	All amounts reported in the table are in terms of cost to TAT, as recorded in our financial statements.
(2)	Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2024.
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

(4)
Amounts reported in this column refer to variable compensation mainly bonus payments according to the company's incentive plan as recorded in our financial statements for the year ended December 31, 2024 and were paid during 2024 in respect of performance related to fiscal year 2023 and 2022 results and special bonus for the private placements was paid in 2024.

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2024 in connection with equity-based compensation granted to the Covered Executive.

C.	Board Practices

Introduction

Under the Israeli Companies Law and our articles of association, the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to another organ in the Company (including our shareholders). Our executive officers are responsible for our day-to-day management. Our executive officers have individual responsibilities established by our Chief Executive Officer and board of directors.

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

External and Independent Directors

External Directors. Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public or whose shares are listed in an authorized stock exchange (accordingly, such shares are considered as held by “the public”) are required to appoint at least two external directors who meet the independence criteria set by the Israeli Companies Law.  A person is qualified to serve as an external director only if he or she has “accounting and financial expertise” or “professional qualifications,” as such terms are defined by the Israeli Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005. At least one of the external directors must have “accounting and financial expertise.” Each of our external directors has “accounting and financial expertise.”

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

In general, external directors serve for a three-year term and may be re-elected to two additional three-year terms by one of the following mechanisms: (1) the board of directors proposes the re-election of the nominee and the re-election is approved by the majority required for appointment of external directors for their initial term; or (2) a shareholder holding 1% or more of the company's voting rights proposes the re-election of the nominee, and the re-election is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders or those who have a personal interest in the nomination, provided that the aggregate votes cast in favor of the re-election by shareholders who are not controlling shareholders and do not have a personal interest in the nomination constitute more than 2% of the company's voting rights. Israeli companies listed on certain stock exchanges outside Israel, including NASDAQ, such as our Company, may appoint an external director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director's professional expertise and special contribution to the company's board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.

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

Compensation of Executive Officers and Directors

In accordance with the Israeli Companies Law, we have adopted a compensation policy for our executive officers and directors. The purpose of the policy is to describe our overall compensation strategy for our executive officers and directors and to provide guidelines for setting their compensation, as prescribed by the Israeli Companies Law. In accordance with the Israeli Companies Law, the policy must be reviewed and readopted at least once every three years. On March 2025, the Company’s annual shareholders meeting, approved the renewal and amendment of the Company’s compensation policy for an additional three years. A copy of the Company’s Amended Compensation Policy is attached as an exhibit to this Annual Report.

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

Clawback Policy

In January 2024, we adopted a Clawback Policy in compliance with the SEC rules and Nasdaq listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement. A copy of the Clawback Policy is filed as Exhibit 97 to this Annual Report.

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

We maintain a directors’ and officers’ liability insurance policy with a-per claim and aggregate coverage limit of $10 million, including legal costs incurred in Israel. In addition, our audit committee, board of directors and shareholders resolved to indemnify our office holders, pursuant to a standard indemnification agreement that provides for indemnification of an office holder in an aggregate amount not to exceed 25% of our equity capital (net worth). To date, we have provided letters of indemnification to all of our officers and directors.

Clawback Policy

 In 2023, we adopted a Clawback Policy in compliance with the SEC rules and NASDAQ listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement.

D.	Employees

As of December 31, 2024, TAT and its subsidiaries employed 634 employees, of whom 516 were employed in manufacturing and quality control, 37 were employed in engineering and research and development and 81 were employed in general & administration, sales and marketing. Of such employees, 194 were located in Israel and 440 were employed by Limco and Piedmont located in the United States.

Employees in Israel are employed under collective or individual employment agreements. Senior employees in special positions and members of management are employed under individual agreements. Collective bargaining agreements are signed for specified terms and are renewed from time to time. During 2022, TAT's management and the union of TAT Israel agreed to enter into a collective bargaining agreement with respect to employees of TAT Israel. The agreement was signed on September 7, 2022 and will be in effect until April 30, 2025. On February 20, 2025, a new agreement was signed that will be in effect until March 31, 2028.

In Turbochrom, a collective bargaining agreement was signed with Turbochrome’s union on September 18, 2022, and will be in effect until April 30, 2025. On February 25, 2025, a new agreement was signed that will be in effect until March 31, 2028.

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

On August 30, 2018 the Company's compensation committee, followed by the Board of Directors, approved the amended and restated company's 2012 Plan (the “2012 Plan”). On October 4, 2018 the Company's amended and restated 2012 Plan was approved at the annual general meeting of shareholders. As part of the Company's 2012 Plan’s amendments it was determined that if the Company declares a cash dividend to its shareholders, and the distribution date of such dividend will precede the exercise date of an option, including for the avoidance of doubt, options that have yet to become vested and options which have been granted prior to the adoption of such amendment to the 2012 Plan, the exercise price of the option shall be reduced in the amount equal to the cash dividend per share distributed by the Company.

Following the approval of TAT's audit committee and board of directors, on November 8, 2022 the Company’s shareholders approved the Company’s 2022 stock option plan (the “2022 Plan”, and together with the 2012 Plan, and the Amended and Restated Company’s 2022 Stock Option Plan (as defined below), “Plans”). According to the 2022 Plan an aggregate of 550,000 options exercisable into up to 550,000 ordinary shares, 0.9 NIS par value, of TAT may be granted to certain members of our board of directors and certain senior executives at an exercise price not less than the fair market value of the shares covered by the option on the date of grant.

In March 2025, following the approval of TAT's audit committee and board of directors, the Company’s shareholders annual meeting, approved the amended and restated Company’s 2022 Stock Plan (the “Amended and Restated Company’s 2022 Stock Option Plan”).  The main amendment in the Amended and Restated Company's 2022 Stock Option Plan is the increase in the maximum number of ordinary shares of the Company that may be issued under the Amended and Restated Company's 2022 Stock Option Plan by an additional 200,000 ordinary shares, such that after the increase, the original option pool after the additional ordinary shares will equal a total of 750,000 ordinary shares. A copy of the Amended and Restated Company’s 2022 Stock Option Plan is attached as an exhibit to this Annual Report.

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

As of December 31, 2024, under the 2012 Plan there are 491,755 options (of which 200,625 options are outstanding and 291,130 options are unallocated), and under the 2022 Plan there are 485,625 options (of which 285,000 options are outstanding and 200,625 options are unallocated).

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.  Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information as of December 31, 2024, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
FIMI Funds (3)	2,905,202	26.6%
MEITAV INVESTMENT HOUSE LTD. (4)	1,536,936	14.0%
Y.D. More Investments Ltd. (5)	1,213,859	11.1%

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

(2)	The percentages shown are based on 10,940,358 ordinary shares issued and outstanding as of December 31, 2024 (net of 274,473 dormant shares).

(3)
Based on Schedule 13D filed on August 14, 2013, on Schedule 13D/A filed on December 12, 2016 and on  Schedule 13D/A filed on September 3, 2024, FIMI Opportunity V, L.P. (“FIMI Opportunity V”),  FIMI Israel Opportunity Five, Limited Partnership (“FIMI Israel Opportunity V” and together with FIMI Opportunity V, the “FIMI Funds”), FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi (collectively, the “Reporting Persons”) share voting and dispositive power with respect to the 2,905,202 ordinary shares held by the Reporting Persons. FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI Funds. Shira and Ishay Davidi Management Ltd. controls FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls the Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI FIVE 2012 Ltd., Alon Towers 2, 94 Yigal Alon St., Tel-Aviv 6789141, Israel.

(4)
Based on a letter sent to the Company dated January 2, 2025, As of December 31, 2024, Meitav Portfolio Management Ltd, Meitav Provident Funds & Pension Ltd. share voting and dispositive power with respect to the 1,536,938 ordinary shares held by Meitav Investment House Ltd. The principal business address of each of the above entities and persons is 1 Jabotinsky St, Bnie Brak, Israel.

(5)
Based on a Schedule 13G/A filed on January 23, 2025, Y.D. More Investments Ltd, More Provident Funds & Pension Ltd., More Mutual Funds Management (2013) Ltd., BYM More Investments Ltd., Eli Levy, Yosef Levy, Benjamin Meirov, Yosef Meirov, Michael Meirov, and Dotan Meirov share voting and dispositive power with respect to the ordinary shares held by Y.D. More Investments Ltd, More Provident Funds & Pension Ltd. and More Mutual Funds Management (2013) Ltd. The principal business address of each of the above entities and persons is 2 Ben-Gurion Street, Ramat Gan, Israel. The securities reported herein are held by More Provident for the benefit of beneficiaries of various provident and pension funds, More Mutual for the benefit of various mutual funds, and More Investment for the benefit of various portfolio management clients.

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

In September 1, 2024, TAT received and accepted commitments from Israeli institutional and accredited investors (as defined under the Israel’s Securities Law, 5728-1968 (the “Investors” and the “Israeli Securities Law”, respectively) to participate in a private placement (the “Private Placement”) of the Company’s ordinary shares.

In September 6, 2024, TAT completed the issuance and sale of 673,340 ordinary shares in a private placement to Israeli institutional and accredited Investors, for a purchase price of NIS 54.95 per share, resulting in the net proceeds to TAT, after deduction offering expenses, of approximately NIS 36.5 million.

In addition, FIMI Israel Opportunity FIVE, Limited Partnership and FIMI Opportunity V, L.P (the “Fimi Funds”), the Company’s largest shareholder, notified the Company that it received and accepted commitments from Israeli institutional and accredited investors to purchase from the FIMI Funds an aggregate of 2,349,706 of the Company’s ordinary shares, for a purchase price of NIS 54.95 per ordinary share, or an aggregate of NIS 129.1 million. The Company did not receive any proceeds from the sale of the ordinary shares by the FIMI Funds. Following the consummation of the Private Placement and the private sale by the FIMI Funds, the FIMI Funds beneficially own approximately 26.6% of the Company’s issued and outstanding ordinary shares. The Private Placement and the sale of ordinary shares by the FIMI Funds were being made in Israel only and not to U.S. persons, as defined in Rule 902 of the “Securities Act”, pursuant to a registration exemption afforded by Regulation S promulgated under the Securities Act, and the ordinary shares will be subject to certain transfer restrictions. The ordinary shares will not be registered under the Securities Act and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the Securities Act.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of December 31, 2024, there were 23 holders of record of our ordinary shares, of which 17 record holders holding less than 1.0% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held by brokers or other nominees including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 74 % of our outstanding ordinary shares as of such date.

B.	Related Party Transactions

In March 2025, the Company's annual shareholders meeting approved the grant of 50,000 options to purchase 50,000 of the Company's ordinary shares to Mr. Malka (replacing his previous option grant on 2016). Additionally, the shareholders meeting approved the amendment to the compensation terms of Mr. Igal Zamir, the Company's Chief Executive Officer, as follows: Mr. Zamir's base salary, has changed to fixed compensation of $470,000 per year, due to his relocation to the United States. It was also approved to grant Mr. Zamir 200,000 options to purchase ordinary shares of the Company, and the grant of and a one-time special bonus equivalent to two monthly salaries to both Mr. Zamir and Mr. Ehud Ben Yair, the Company's Chief Financial Officer.

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

Item 10.  Our ordinary shares are traded on NASDAQ under the symbol “TATT”.  On August 16, 2005, we listed our shares for trade on the TASE as a dual listed company.

A.	Plan of Distribution

Not applicable.

B.	Markets

Our ordinary shares are traded on NASDAQ under the symbol “TATT”.  On August 16, 2005, we listed our shares for trade on the TASE as a dual listed company.

C.	Selling Shareholders

Not applicable.

D.	Dilution

Not applicable.

E.	Expense of the Issue

Not applicable.

Item 11.  Additional Information

A.	Share Capital

On March 2025, the Company’s shareholders annual meeting approved to increase the authorized share capital by an additional 2,000,000 ordinary shares, bringing the total authorized share capital to 15,000,000 ordinary shares.

B.	Memorandum and Articles of Association

Set out below is a description of certain provisions of our memorandum of association, articles of association and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the memorandum of association and articles of association, which are incorporated by reference as exhibits to this annual report, and to Israeli law. On March 2025, the Company’s articles of association was amended. A copy of our amended articles of association is filed as an exhibit to this Annual Report.

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

Rights Attached to Shares

Our authorized share capital consists of 15,000,000 ordinary shares no par value.  All outstanding ordinary shares are validly issued, fully paid and non-assessable.

Please refer to Exhibit 2.1 for Items 10.B.3, B.4, B.5, B.6, B.7, B.8, B.9 and B.10.

C.	Material Contracts

Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated.

Material Contract	Location in This Annual Report
2012 Stock Option Plan	“ITEM 6.D Directors, Senior Management and Employees – Share Ownership – 2012 Stock Option Plan.”
Amended and Restated 2022 Stock Option Plan	“ITEM 6.D Directors, Senior Management and Employees – Share Ownership – 2022 Stock Option Plan.”
Amended Compensation Policy for Directors and Executives	“ITEM 6.C Directors, Senior Management and Employees – Board Practices – Compensation of Executive Officers and Directors.”
Indemnification Agreement of Directors and Officers	“ITEM 6.C – Directors, Senior Management and Employees – Board Practices – Indemnification and Insurance of Directors and Officers.”

D.	Exchange Controls

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

Israeli Tax Considerations

The following is a summary of the principal Israeli tax laws applicable to us, and certain Israeli Government programs from which we benefit. This section also contains a discussion of material Israeli tax consequences to our shareholders who are not residents or citizens of Israel. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances, or to some types of investors subject to special treatment under Israeli law. Examples of investors subject to special treatment under Israeli law include residents of Israel, traders in securities, or persons who own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax consequences.

General Corporate Tax Structure in Israel

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

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”) provides certain incentives for capital investments in production facilities (or other eligible assets). The Investment Law was significantly amended effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”).

As to date, we have one capital investment program that has been granted “Approved Enterprise” status under the Investment Law, and one program that qualify as a “Benefited Enterprise” pursuant to the 2005 amendment. These programs were waived as part of the "Preferred Enterprise" which is part of the 2011 Amendment.

Prior to the 2005 Amendment, the Investment Law provided that capital investments in a production facility (or other eligible assets), may be designated as an Approved Enterprise upon prior approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor (the “Investment Center”).

The 2005 Amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the 2005 Amendment provided for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise).  Among other things, the 2005 Amendment provided tax benefits to both local and foreign investors.  Companies that meet the specified criteria received the tax benefits without need for prior approval and instead, a company was to claim the tax benefits offered by the Investment Law directly in its tax

The period of tax benefits for the then new beneficiary enterprise commences in the year that is the later of: (i) the year in which taxable income is first generated by a company, or (ii) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law.

The amendment does not apply to investment programs approved prior to December 31, 2004 and applies only to new investment programs. We began to generate income under the provision of the 2005 Amendment as of the beginning of 2006.

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

In addition, pursuant to an amendment of the Investment Law, any distribution of dividend as of August 15, 2021 will be prorated between exempt income and taxable income. As such, upon dividend distribution, in case the company has accumulated exempt income, the company will be obligated to pay the corporate income tax it was exempted from with respect to the exempt profits portion. Distribution of dividends derived from Approved Enterprise and Benefited Enterprise income that was taxed at reduced rates, but not tax exempt, does not result in additional tax consequences to the company. Shareholders who receive dividends derived from approved enterprise and Benefited Enterprise income were generally taxed at a rate of 15% which was withheld and paid by the company paying the dividend if the dividend was distributed during the benefits period or within the following 12 years.

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

Pursuant to the Investment Law, the income derived from those enterprises was exempted from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period.

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

Until 2021 TAT was located in an area in Israel that is designated as elsewhere and as such is entitled to reduce tax rates of 16%. Starting 2022 TAT facilities moved to an area in Israel that is designated as Zone A and as such entitled to reduce tax rates of 7.5%

Turbochrome is located in an area in Israel that is designated as Zone A and as such entitled to reduce tax rates of 7.5% (as of 2017).

Tax Benefits under the 2017 Amendment

An amendment to the Investment Law, which became effective as of January 1, 2017, provides new tax benefit to preferred companies for two types of “Technology Enterprise”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

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

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), an ‘Industrial Company’ is an Israeli resident company, with at least 90% of the income of which, in a given tax year, (exclusive of income from some government loans) is derived from an Industrial Enterprise owned by it and located in Israel or in the “Area”, in accordance with the definition in the section 3a of the Ordinance. An ‘Industrial Companies” defined as an enterprise whose major activity in a given tax year is industrial production activity.

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

Taxation of Dividends Paid on our Ordinary Shares

Taxation of Israeli Shareholders

A distribution of dividends from income, which is not attributed to an Approved Enterprise/ Benefited Enterprise/ Preferred Enterprise to an Israeli resident individual, will generally be subject to Israeli income tax, at the rate of 25%, or 30% for a recipient that is a “Controlling Shareholder” (within the meaning of the Israeli Income Tax Ordinance) at the time of distribution or at any time during the 12-month period preceding such distribution.

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

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest, and capital gain) exceeding ILS 721,000 for 2024, which amount is linked to the annual change in the Israeli consumer price index. Additionally, effective from January 1, 2025, a further surtax of 2% will apply exclusively to capital income exceeding ILS 721,560.

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

Not applicable.

Item 12.  Quantitative and Qualitative Disclosures about Market Risk

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

Item 13.  Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 14.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 15.  Material Modifications to the Rights of Security Holders

None.

Item 16.  Controls and Procedures

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2024, our internal control over financial reporting is effective.

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

Item 17.  Reserved

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

	Year Ended December 31,
Services Rendered	2024	2023
Audit (1)	$323,321	$396,873
Tax (2)	16,000	19,571
Total	$339,321	$413,444

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

Item 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J.        Insider Trading Policies

 We have adopted a written insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of the Insider Trading Policy is filed as an exhibit to this Annual Report.

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

Item 18.         Financial Statements

Consolidated Financial Statements of the Company

Item 19.          Exhibits

The following exhibits are filed as a part of this Annual Report:

1.1	Memorandum of Association of the Registrant (1)

1.2	Amended and Restated Articles of Association of the Registrant

2.1	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (2)

4.1	2012 Stock Option Plan (3)

4.2	Amended 2022 Stock Option Plan

4.3	Amended Executive and Directors Compensation Policy

4.4	Form of Officers Indemnification Undertaking (4)

4.5	Insider Trading Policy

8	List of Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of independent registered public accounting firm

97	Nasdaq Clawback Policy

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
_________________

(1)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1992, and incorporated herein by reference.

(2)	Filed as Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022, and incorporated herein by reference.

(3)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.

(4)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAT TECHNOLOGIES LTD.

	By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer (Principal Financial and Accounting Officer)

Date: March 26, 2025

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

A.          Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of TAT Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income (loss), of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2024 including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

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

Inventory - Write down of obsolete and unmarketable inventory

As described in Notes 2 and 3 to the consolidated financial statements, the Company's consolidated inventory balance was $68,540 thousand as of December 31, 2024. The Company writes down its inventory for estimated obsolescence and unmarketable inventory equal to the difference between the cost of inventory and net realizable value based upon assumptions for future demand and market conditions. Changes in these assumptions could have a significant impact on the inventory's valuation.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 26, 2025	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2009.

 TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	December 31,
	2024	2023

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,129	$15,979
Accounts receivable, net of allowance for credit losses of $400 and $345 thousand as of December 31, 2024 and 2023 respectively	29,697	20,009
Restricted deposit	-	661
Other current assets and prepaid expenses	7,848	6,397
Inventory	68,540	51,280

Total current assets	113,214	94,326

NON-CURRENT ASSETS:
Restricted deposit	305	302
Investment in affiliates	2,901	2,168
Funds in respect of employee rights upon retirement	654	664
Deferred income taxes	877	994
Property, plant and equipment, net	41,576	42,554
Operating lease right of use assets	2,282	2,746
Intangible assets, net	1,553	1,823
Total non-current assets	50,148	51,251

Total assets	163,362	145,577

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	December 31,
	2024	2023

LIABILITIES AND SHAREHOLDERS 'EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$2,083	$2,200
Short term loans	4,350	12,138
Accounts payable	12,158	9,988
Accrued expenses and other	18,594	13,952
Current maturities of operating lease liabilities	939	1,033

Total current liabilities	38,124	39,311

NON-CURRENT LIABILITIES:
Long-term loans	10,938	12,886
Liability in respect of employee rights upon retirement	986	1,000
Operating lease liabilities	1,345	1,697

Total non-current liabilities	13,269	15,583

COMMITMENTS AND CONTINGENCIES (NOTE 11)

Total liabilities	51,393	54,894

SHAREHOLDERS 'EQUITY:
Ordinary shares of NIS 0 par value and NIS 0.9 par value at December 31, 2024 and at December 31, 2023 respectively: Authorized: 13,000,000 shares at December 31, 2024 and at December 31, 2023; Issued: 11,214,831 and 10,377,085 shares at December 31, 2024 and at December 31, 2023 respectively; Outstanding: 10,940,358 and 10,102,612 shares at December 31, 2024 and at December 31, 2023 respectively	-	3,140
Additional paid-in capital	89,697	76,335
Treasury shares, at cost, 274,473 shares at December 31, 2024 and 2023	(2,088)	(2,088)
Accumulated other comprehensive income	(76)	27
Retained earnings	24,436	13,269
Total shareholders' equity	111,969	90,683

Total liabilities and shareholders' equity	163,362	145,577

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands

	Year ended December 31,
	2024	2023	2022

Revenue:
Products	$47,710	$35,241	$25,460
Services	104,406	78,553	59,096
	152,116	113,794	84,556

Cost of revenue, net:
Products	33,986	30,517	21,631
Services	85,116	60,809	46,997
	119,102	91,326	68,628

Gross profit	33,014	22,468	15,928

Operating expenses:
Research and development, net	1,248	715	479
Selling and marketing, net	7,746	5,523	5,629
General and administrative, net	11,901	10,588	9,970
Other income	(383)	(433)	(90)
Restructuring expenses, net	-	-	1,715

	20,512	16,393	17,703

Operating income (loss)	12,502	6,075	(1,775)

Interest expenses	(1,472)	(1,683)	(902)
Other financial income (expenses), net	(477)	353	1,029

Income profit (loss) before taxes on income	10,553	4,745	(1,648)

Taxes on income	195	576	98

Profit (Loss) before share of equity investment	10,358	4,169	(1,746)

Share in profit of equity investment of affiliated companies	809	503	184

Net income (loss)	$11,167	$4,672	$(1,562)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands, except share and per share data

	Year ended December 31,
	2024	2023	2022
Net income (loss)	$11,167	$4,672	$(1,562)

Net income (loss) per share basic	$1.08	$0.52	$(0.175)
Net income (loss) per share diluted	$1.00	$0.51	$(0.175)

Weighted average number of shares outstanding:
Basic	10,363,978	8,961,689	8,911,546
Diluted	11,215,827	9,084,022	8,911,546

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S dollars in thousands

	Year ended December 31,
	2024	2023	2022
Net income (loss)	$11,167	$4,672	$(1,562)
Other comprehensive income (loss), net
Net unrealized gains (losses) from derivatives	(27)	53	(89)
Change in foreign currency translation Adjustments	(76)	-	-
Reclassification adjustments for loss from derivatives included in net income	-	-	30
Total other comprehensive income (loss)	(103)	53	(59)
Total comprehensive income (loss)	$11,064	$4,725	$(1,621)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

	Number of shares issued	Amount

BALANCE AT DECEMBER 31, 2021	9,149,169	$2,809	$65,871	$33	$(2,088)	$10,159	$76,784
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2022:

Comprehensive income				(59)	-	(1,562)	(1,621)
Exercise of Options	36,850	33	156				189
Share based compensation			218				218

BALANCE AT DECEMBER 31, 2022	9,186,019	$2,842	$66,245	$(26)	$(2,088)	$8,597	$75,570
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2023:
Comprehensive income	-	-	-	53	-	4,672	4,725
Exercise of Options	32,466	8	157		-	-	165
Issuance of common shares net of issuance costs of $141 thousands	1,158,600	290	9,774		-	-	10,064
Share based compensation			159		-	-	159
BALANCE AT DECEMBER 31, 2023	10,377,085	$3,140	$76,335	$27	$(2,088)	$13,269	$90,683
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2024:
Comprehensive income(loss)	-	-	-	(103)	-	11,167	11,064
Exercise of Options	164,406	12	(12)	-	-	-	-
Cancel of shares par value (see note 12a)		(3,152)	3,152	-	-	-	-
Issuance of common shares net of issuance costs of $162 thousands	673,340	-	9,827	-	-	-	9,827
Share based compensation		-	395	-	-	-	395
BALANCE AT DECEMBER 31, 2024	11,214,831	-	$89,697	$(76)	$(2,088)	$24,436	$111,969

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$11,167	$4,672	$(1,562)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,455	4,710	3,706
Loss (gain) from change in fair value of derivatives	22	(9)	8
Change in funds in respect of employee rights upon retirement	10	116	377
Net change in operating right of use asset and operating lease liability	18	22	(82)
Non cash financial expenses	(187)	(172)	(902)
Decrease in restructuring plan provision	(63)	(126)	(467)
Change in allowance for credit losses	55	(182)	138
Share in results of affiliated companies	(809)	(503)	(184)
Share based compensation	395	159	218
Liability in respect of employee rights upon retirement	(14)	(148)	(356)
Capital gain from sale of property, plant and equipment	(478)	(530)	(90)
Deferred income taxes, net	117	235	23
Changes in operating assets and liabilities:
Increase in trade accounts receivable	(9,743)	(4,205)	(2,659)
Increase in other current assets and prepaid expenses	(1,473)	(341)	(1,836)
Increase in inventory	(17,165)	(5,400)	(5,069)
Increase (decrease) in trade accounts payable	2,170	(245)	1,143
Increase in accrued expenses and other	4,705	4,202	2,727

Net cash provided by (used in) operating activities from continued operation	$(5,818)	$2,255	$(4,867)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	1,275	2,002	93
Purchase of property and equipment	(5,126)	(5,102)	(16,213)
Purchase of intangible assets	-	(479)	-
Net cash used in investing activities from continued operations	$(3,851)	$(3,579)	$(16,120)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	(2,016)	(1,701)	(1,071)
Net change in short term credit from banks	(7,650)	1,000	-
Proceeds from long-term loans received	-	712	16,680
Proceeds from issuance of common shares, net	9,827	10,064	-
Exercise of options	-	165	189
Net cash provided by financing activities from continued operations	$161	$10,240	$15,798

Net increase (decrease) in cash and cash equivalents and restricted cash	(9,508)	8,916	(5,189)
Cash and cash equivalents and restricted cash at beginning of period	16,942	8,026	13,215
Cash and cash equivalents and restricted cash at end of period	7,434	16,942	8,026

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOW:
Purchase of property, plant and equipment on credit	-	-	196
Additions of operating lease right-of-use assets and operating lease liabilities	983	1,345	318
Reclassification of inventory to property, plant and equipment	155	68	284
Capital contribution to equity method investee	-	-	787

Supplemental disclosure of cash flow information:
Interest paid	(1,400)	(1,438)	(796)
Income taxes received (paid), net	$(39)	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1 -	GENERAL

a.
TAT Technologies Ltd., (“TAT” or the “Company”) an Israeli corporation, incorporated in 1985, is a leading provider of solutions and services to the aerospace and defense industries, focused  on the following four segments: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories mainly through our Kiryat Gat facility ; (ii) MRO (“Maintenance Repair and Overhaul”) services for heat transfer components and OEM of heat transfer solutions through Limco Airepair Inc our wholly-owned subsidiary; (iii) MRO services for aviation components (mainly Auxiliary Power Unit “APU” and Landing Gear “LG”) through Piedmont Aviation Component Services LLC our wholly-owned subsidiary; and (iv) overhaul and coating of jet engine components through Turbochrome our wholly-owned subsidiary. TAT targets the commercial aerospace (serving a wide range of types and sizes of commercial and business jets), military aerospace and ground defense sectors. TAT’s shares are listed on both the NASDAQ (TATT) and Tel-Aviv Stock Exchange.

b.
During 2024, global conflicts continue to create volatility in global financial and energy markets and contribute to supply chain shortages adding to the inflationary pressures in the global economy. This capabilities lead to higher material and labor costs, and as a result the company made a decision to remain in higher inventory levels . The company actively collaborate with its suppliers to minimize impacts of supply shortages on manufacturing and MRO services.

c.
In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization; ), Israel’s southern border with the Gaza Strip (with the Hamas terrorist organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Further, on April 13, 2024, and on October 1, 2024, Iran launched a series of drone and missile strikes against Israel. As of December 31, 2024 a ceasefire agreement has been reached between Israel and Lebanon. To date the Company’s operations and financial results have not been materially affected. The Company expects that the current conflict in the Gaza Strip, Lebanon and the security escalation in Israel will not have a material impact on its business results in the short term. However, since this is an event beyond the Company’s control and may impact our Israeli activity, its continuation or cessation may affect our expectations. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees. In the year ended on December 31, 2024 the Group’s activity in Israel contributed $43.8 million out of total revenue of $152 million.

The intensity and duration of Israel’s current war is difficult to predict, as are such war’s economic implications on our business and operations and on Israel's economy in general.

d.
TAT has the following wholly owned subsidiaries: Limco-Piedmont Inc. (“Limco-Piedmont”), and Turbochrome Ltd. (“Turbochrome”). Additionally, the Company holds 51% of TAT-Engineering LLC (“TAT-Engineering”) as a joint venture, hereinafter collectively referred to as the “Group”.

51% of TAT-Engineering LLC's shares are held by TAT and the remaining 49% are held by others. The accounting treatment of the joint venture is based on the equity method due to variable participating rights granted to Engineering. The entity was established in January 2016.

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

The financial statements of TAT-Engineering are included in the consolidated financial statements, based on translation into U.S. dollars. Balance of the Investment is translated at year-end exchange rates, while share in profit is translated at average exchange rates during the year. The remeasurement adjustments of foreign currencies translation are included in the Company’s shareholders’ equity as a component of accumulated other comprehensive income.

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

Restricted Deposits

Restricted deposit consists primarily of bank deposits to secure obligations under our state loan and a letter of credit to a supplier. Restricted deposit is presented at cost, including accrued interest, and is classified based on the duration of the restriction. The following table provides a reconciliation of cash and cash equivalents and restricted deposit reported on the balance sheets that sum to the total of the same amounts shown on the statement of cash flows:

	2024	2023

Cash and cash equivalents	$7,129	$15,979
Restricted deposit short term	-	661
Restricted deposit long term	305	302
Total cash and cash equivalents and restricted cash equivalents	$7,434	$16,942

f.	Accounts receivable, net

The Group’s accounts receivable balances are due from customers primarily in the airline and defense industries. Credit is extended based on evaluation of a customer’s financial condition credit insurance limits and generally, collateral is not required. Trade accounts receivable from sales of services and products are typically due from customers within 30 - 90 days. Trade accounts receivable balances are stated at amounts due from customers net of a provision for current expected losses.

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

Write-off activity and recoveries for the periods presented were not material (see note 17).

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

g.	Inventory

Inventory is measured at the lower of cost and net realizable value.

Inventories include raw materials and components, work in progress and finished products.

Cost of raw material and components is determined using the “moving average” basis. Cost of work in progress and finished products is calculated based on actual costs. Capitalized production costs components, mainly labor and overhead, are determined on average basis over the production period.

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

Property, plant and equipment are stated at cost, after deduction of the related investment grants, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Years

Buildings	25 – 39
Leasehold improvements	3 – 5
Machinery and equipment	3 - 20
Motor vehicles	7
Office furniture and equipment	3 - 5
Internal use software	7-15

Leasehold improvements are amortized using the straight-line method over the period of the lease contract, or the estimated useful life of the asset, whichever is shorter

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

h.	Property, plant and equipment (cont.)

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

We evaluate the useful lives of these assets on an annual basis and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Refer to Note 5 for further information.

Capitalized software costs are included in property, plant and equipment, net in the consolidated balance sheet.

i.	Government grants:

Grants received from the Israel Invitation Authority (“IIA”) for approved research and development projects are recognized at the time the Company is reasonably assured that it will be entitled to such grants, on the basis of the costs incurred and included as a deduction from research and development expenses. Due to the fact that the Company is defined as a "Traditional Industry Company", under the IIA regulations, committed to pay royalties to IIA,at the rate of 3% of sales of products developed.

Government grants relating to the purchase of property, plant and equipment are presented in the statement of financial position as a deduction to the carrying amount of the asset and they are credited to profit or loss on a straight-line basis over the estimated useful lives of the related assets.

Grants received according to the European Research Council (“ERC”) and PPP plan launched by the US Government  are recognized at the time the Company is reasonably assured that it will be entitled to such grants, on the basis of the costs incurred and included as a deduction from cost of revenues and operational  expenses, as applicable.

j.	Investment in affiliates and share in results of equity investment of affiliated companies

Investment in which the Group exercises significant influence and which is not considered a subsidiary ("affiliate") is accounted for using the equity method, whereby the Group recognizes its proportionate share of the affiliated Company's net income or loss after the date of investment. See Note 4.

The Group reviews those investments for impairment whenever events indicate the carrying amount may not be recoverable.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

j.	Investment in affiliates and share in results of equity investment of affiliated companies (cont.)

On consolidation, transactions between the Group and the affiliate are eliminated in the amount which related to the Group's proportionate share of the affiliate.

k.	Leases

The Company as a lessee

Under Topic 842, the Company determines if an arrangement is a lease at inception. Upon initial recognition, the Company recognized a liability at the present value of the lease payments to be made over the lease term, and concurrently recognized a right of use (“ROU”) asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets are recognized as the lease liability, adjusted for lease incentives received and prepayments made. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. On the commencement date, lease payments that include variable lease payments dependent on an index or a rate (such as the Consumer Price Index or a market interest rate), are initially measured using the index or rate at the commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. As the Company’s leases do not provide an implicit rate, the Company’s uses its estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Income from Leasing Transactions under ASC 842

The Company accounts for certain leasing revenues in accordance with ASC 842, which qualify for operating lease treatment. For operating leases in which the Company is the lessor, lease payments are recognized as leasing revenue over the lease term on a straight-line basis. APUs engines subject to operating leases are classified as property, plant, and equipment and depreciated over the useful life, based on the lesser of 1,000 leasing days or 5,000 LLP (life Limited Parts).

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

Long-lived assets, including property, plant and equipment, operating lease right of use assets and definite life intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized and the assets (or asset group) would be written down to their estimated fair values (see also Notes 5,6 and 7).

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

c. Revenues from the sale of OEM products are recognized at a point in time when the customer obtains control of the product, typically upon shipment. Invoices are issued based on the customer's approved PO and payment terms are due net 30 to net 90 from invoice date.

d. Revenues from the sale of MRO services is recognized at a point in time, which involve receiving customers' purchase orders, completing the service, and fulfilling inspection quality assurance obligations at the company's production site. Payment are due upon net 30 to net 60 from invoice date.

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

The company’s financial liabilities measured at fair value on recurring basis in 2023 are $22 thousand dollars (liability level 2).

During 2024 the Company ceased its hedging activity

Non-recurring Fair Value Measurements-The Company’s financial instruments consist mainly of cash and cash equivalents, restricted deposits, accounts receivable, accounts payable, accrued expenses and other liabilities. The fair value of these financial instruments approximates their carrying value.

s.	Concentrations of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and deposits, derivatives and accounts receivable.

Cash and cash equivalents are deposited with several major banks in Israel and the United States. Such deposits in the United States and Israel may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's cash and cash equivalents are financially sound, and that the Group has not been effected by certain banking institutions in the United States. Accordingly, minimal credit risk exists with respect to these financial instruments.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

s.	Concentrations of credit risk (cont.)

The Group's accounts receivable are derived mainly from sales to customers in the United States, Israel and Europe. The Group generally does not require collateral; however, in certain circumstances the Group may require letters of credit. Management believes that credit risks relating to accounts receivable are minimal since the majority of the Group's customers are world-leading manufacturers of aviation systems and aircrafts, international airlines, governments and air-forces, and world-leading manufacturers and integrators of defense and ground systems.  In addition, the Group has relatively a large number of customers with wide geographic spread which mitigates the credit risk. The Group performs ongoing credit evaluation of its customers' financial condition. As part of the risk management, the Company purchased a credit insurance policy from a well-known insurance Company. As of December 31, 2024  and 2023 the Company has a single customer which represents 24% and 17.5% of the Company's accounts receivable, respectively.

t.	Income taxes

Income taxes are accounted for in accordance with ASC 740 "Income Taxes". This statement prescribes the use of the asset and liability method, whereby deferred tax assets and liabilities account balances are determined based on temporary differences between financial reporting and tax basis of assets and liabilities and for tax loss carry-forwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if it is more likely than not that a portion of the deferred income tax assets will not be realized, see Note 14(h).

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

The Group follows a two -step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. The Group’s policy is to include interest and penalties related to unrecognized tax benefits within financial income (expense). Such liabilities are classified as long-term, unless the liability is expected to be resolved within twelve months from the balance sheet date.

u.	Earnings per share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares of the Company's Ordinary Shares, for each period, net of treasury shares.

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

w.	Comprehensive income (loss)

Comprehensive income in 2024, 2023 and 2022 includes, in addition to net income or loss, gains and losses of derivatives designated for cash flow hedge accounting and translation adjustments (net of related taxes where applicable).

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

In November 2024, the FASB issued ASU No. 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The ASU improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, SG&A and research and development). The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures

aa.	Recently adopted accounting pronouncements:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amended guidance requires incremental reportable segment disclosures, primarily about significant segment expenses. The amendments also require entities with a single reportable segment to provide all disclosures required by these amendments, and all existing segment disclosures. The amendments will be applied retrospectively to all prior periods presented in the financial statements and is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024, The amendments were applied retrospectively to all prior periods presented in the financial statements. The Company adopted this standard in the current period retrospectively to all prior periods presented in an entity’s financial statements, refer to note 15.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 -	INVENTORY

Inventory is composed of the following:

	December 31,
	2024	2023

Raw materials and components	$50,197	$36,934
Work in progress	17,382	13,493
Finished goods	961	853

Total inventory	$68,540	$51,280

Inventories write down expenses due to slow inventory amounted to $547, $187 and $1,284 for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company maintains a wide range of exchangeable units and other spare parts related to its products and services in various locations. Due to the long lead time of its suppliers and manufacturing cycles, the Company needs to forecast demand and commit significant resources towards these inventories. As such, the Company is subject to risks including excess inventory no longer relevant.

NOTE 4 -	INVESTMENT IN AFFILIATES

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

Summarized financial information of TAT-Engineering LLC:

	December 31,
	2024	2023
Balance sheets:
Current assets	$3,512	$2,048
Non-current assets	1,093	922
Current liabilities	1,721	1,395

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4 -	INVESTMENT IN AFFILIATES (CONT)

	Year ended December 31,
	2024	2023	2022
Statements of operation:
Revenues	$3,366	$2,702	$1,277
Gross profit (loss)	2,095	1,739	605
Net income (loss)	1,414	987	365
Net income (losses) attributable to the Company	809	503	184

NOTE 5 -	PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2024	2023
Cost:
Land and buildings	$10,879	$10,739
Leasehold improvements	9,408	9,164
Machinery and equipment	79,512	76,664
Motor vehicles	259	273
Office furniture and equipment	1,628	1,378
Internal use software	4,204	3,768
	105,890	101,986

Less: Accumulated depreciation and amortization	64,314	59,432
Depreciated cost	$41,576	$42,554

Depreciation and amortization expenses amounted to $5,187, $4,430 and $3,500 for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 6 -	LEASES

The company provides its customers leasing services of APU engines. The results are reported as part of the Company's activity in MRO services for aviation components. The net revenues from the lease services amounted to $5.1, $5.5 and $4.8 million for the years ended December 31, 2024, 2023 and 2022  respectively.

Limco-Piedmont leases some of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2029, certain leases contain renewal options as defined in the agreements. Certain agreements include an automatic renewal clause, allowing termination with a six-months advance notice. The company has excluded agreement where management expects the early termination option to be exercised in 2025.

In January 2024, Piedmont has a lease agreement for a building worth approximately $0.5 million, which will last until December 2026.  TAT has a new lease agreement for 15 vehicles during 2024 for 3 years, totaling approximately $0.5 million.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6 -	LEASES (CONT)

During 2023 TAT sign a lease agreement for a facility in Charlotte, USA, which will expire on April 30, 2029. Due to the new agreement, the Company recognized an operating ROU assets and related operating lease liability of approximately $1 million.

The lease cost was as follows:

	Year ended December 31, 2024	Year ended December 31, 2023
Operating lease expenses	1,329	1,173

Supplemental cash flow information related to leases was as follows:

	Year ended December 31, 2024	Year ended December 31, 2023
Operating cash flows from operating leases	1,447	1,640
Right-of-use assets obtained in exchange for lease obligations (non-cash)	983	1,345

Supplemental balance sheet information related to operating leases is as follows:

	December 31, 2024	December 31, 2023

Operating Leases
Operating lease right-of-use assets	2,282	2,746

Current operating lease liabilities	939	1,033
Non-current operating lease liabilities	1,345	1,697
Total operating lease liabilities	2,284	2,730

Weighted Average Remaining Lease Term
Operating leases - Israel	3.47	5 years
Operating leases – United States	2.44	3 years

Weighted Average discount rate
Operating leases - Israel	4.52%	5%
Operating leases – United States	6.27%	4.84%

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6 -	LEASES (CONT)

As of December 31, 2024, the maturities of lease liabilities were as follows:

Year	Amount
2025	1,038
2026	679
2027	328
2028	233
2029 and after	214
Total lease payments	$2,492
Less imputed interest	(208)
Total	$2,284

NOTE 7 -	INTANGIBLE ASSETS

Intangible assets:

	December 31,
	2024	2023
Commercial license
Cost	$2,509	$2,509
Accumulated amortization	(956)	(686)
Amortized cost	$1,553	$1,823

In September 2020, Piedmont signed a 10-year agreement for the commercial MRO services for aviation components. Under this contract Honeywell licensed Piedmont as an authorized MRO station of APU  331-20X.

Estimated amortization expenses for the five succeeding years are $279 thousand per year.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8 -	LONG-TERM LOANS AND CREDIT LINES

	Total balance amount as of year ended December 31
	2024	2023	Rate		Duration
Israel

Gov guaranteed loans (see a)	$3,990	$4,707	7.75	%(*)	5-10
Commercial loans (see b)	2,171	2,601	7.15	%(*)	7

USA

Commercial loans (see c)	6,285	7,076	3.75% - 4.2%		5-10
Line of Credit (see d)	4,350	12,137	7.25%-8.6	%(*)	Revolving
Machinery finance loans (see e)	575	712	6.65%		5
	$17,371	$27,224

(*) As of December 31, 2024

a.
TAT received several loans from the Israeli banks (with a guaranty from the Israeli government)  during 2020 and 2021 in an aggregate amount of $6.3 million. The loans bear annual interest (Prime Rate +1.5%) which are paid in equal monthly installments as of April 2021 through February 2031, The aforementioned loans were received in NIS.

b.
In March 2022, TAT received a loan from a commercial bank in the amount of $3.7 million. The loan bears annual interest (Prime Rate +0.9%) and paid in equal monthly installment as of April 2022 through March 2029.

c.
In May 2022 TAT a US subsidiary received a loan from a commercial bank in the US in the amount of $3 million. The loan is secured with a first-degree lien on the US subsidiary's equipment. The loan bears an annual interest which is paid in equal monthly installments until 2029. in August 2022, another TAT US subsidiary received a long-term loan of $5 million from a commercial bank in the US. The loan bears an annual interest which is paid in equal monthly installments until August 2032. The loan is secured with a first-degree lien on the US subsidiary's equipment.

d.
In February 2022 TAT a US subsidiary received a credit line from a US commercial bank in the amount of $7 million with a maturity date of February 2024 carry an interest of WSJP+0.1%. In February 2024, the US subsidiary signed a new loan contract extending the existing line of credit by 2 years and securing an additional credit in the amount of $7 million (total line of credit of $14 million), As of December 31, 2024, the Company utilized $2.85 million from this credit line.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8 -	LONG-TERM LOANS AND CREDIT LINES (CONT)

In March 2022, another TAT subsidiary received a credit line of $5 million from a commercial bank in the US. This credit line bears an initial annual fixed interest of 2.9%. In April 2024, the US subsidiary signed a contract extending the existing line of credit by 2 years. This credit line bears annual fixed interest of 7.25% As of December 31, 2024, the Company utilized $1.5 million from this credit line.

e.	TAT subsidiary received loans from Machinery Finance in the total amount of $0.7 million. The loans bear annual interest which are paid in equal monthly installments until 2028.

f.
By June 2023 TAT secured another short-term line of credit from an Israeli bank for $4.5 million. The company’s building and land in Kiryat Gat serve as collateral for this loan. As of December 31, 2024, the Company has not utilized this credit line.

In respect of the credit lines and the loans in a, c and d above, the Company and its subsidiaries are required to meet certain financial covenants. As of December 31, 2024 the Company and its subsidiaries met all its covenants

Maturities on long-term loans are as follows:

Year	Amount
2025	2,083
2026	2,065
2027	3,263
2028	1,863
2029 and after	3,747
$13,021

The Carrying value of the Company’s long-term debt approximates its fair value, except for the following:

	Fair value		Carrying Amount
	2024	2023	2024	2023

The TAT subsidiary loan at c above	$1,953	$2,473	$2,224	$2,447
The other TAT subsidiary loan at c above	$3,566	$4,486	$4,061	$4,412

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 -	ACCRUED EXPENSES AND OTHER
	December 31,
	2024	2023

Employees and payroll accruals	$6,292	$5,179
Accrued expenses	1,288	1,072
Authorities	156	116
*Contract liabilities	6,928	5,239
Warranty provision	353	325
Accrued royalties	3,097	1,736
Provision for restructuring plan	-	63
Other	480	222

	$18,594	$13,952

*Contract liabilities

	December 31,
	2024	2023

Opening balance	5,239	2,778
Additions	7,012	4,541
Revenue recognized	(5,323)	(2,080)

Closing balance	6,928	5,239

NOTE 10 -	LONG-TERM EMPLOYEE-RELATED OBLIGATIONS

Severance pay:

With regards to Employees who are employed in Israel, the Company is required to make severance payments upon dismissal of an employee or upon termination of employment in certain circumstances. The severance payment liability to the employees (based upon length of service and the latest monthly salary - one month’s salary for each year employed) is recorded on the Company’s balance sheet under “Liability in respect of employees rights upon retirement.” The liability is recorded as if it were payable at each balance sheet date on an undiscounted basis.

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

In the years ended December 31, 2024, 2023 and 2022 the Company expense $582, $610 and $825 respectively, with pension funds and insurance companies in connection with its severance payment obligations.

Limco-Piedmont sponsors a 401(K) safe harbor profit sharing plan covering substantially all of its employees. The plan requires the employer to contribute a match which is currently done on a payroll period basis, matching 100% of the first 2% and 50% of all salary deferrals made up to the next 3%. In addition, the plan allows for a discretionary qualified non-elective contribution for the plan year. Contributions to the plan by Limco-Piedmont were $645, $569 and $454 for the years ended December 31, 2024, 2023 and 2022, respectively.

The Group expects to contribute approximately $1,598 in 2025 to the pension funds and insurance companies in respect of their severance and pension pay obligations.

The amounts of severance payments, actually paid to retired employees, by TAT were $31, $116 and $274 for the years ended December 31, 2024, 2023 and 2022.

TAT expects to pay $656 in future benefits to their employees during 2025 through 2033 upon their normal retirement age. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date.

These amounts do not include amounts that might be paid to employees that will cease working for the Israeli Company before their normal retirement age.

Year	Amount

2025	$47
2026	107
2027	138
2028	61
2029	4
Thereafter (through 2033)	299
Total	$656

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -	COMMITMENTS AND CONTINGENCIES

a.	Commissions arrangements:

The Group is committed to pay marketing commissions ranging 1% to 10% to sale agents and employees of total sales contracts. Commission expenses were $778, $361 and $412 for the years ended December 31, 2024, 2023 and 2022, respectively. The commissions were recorded as part of the selling and marketing expenses.

b.	Royalty commitments:

The company is committed to paying royalties as percentage of revenue or as a percentage of purchase in the amount range from 5-25% to certain OEM as part of the Company’s licenses agreements.

Royalties expenses were 4,983$, 3,298$ and 1,794$ for the years 2024, 2023 and 2022 respectively.

c.	Guarantees:

(1)
In order to secure TAT's liability to the Israeli customs, the Company provided bank guarantees in amounts of 103 thousands NIS (approximately 28.6 thousands dollar). The guarantees are linked to the consumer price index and will expire from December 2024 through December 2025.

(2)	TAT has provided bank guarantee to office lessor in amounts of 50 thousands NIS (approximately 13.9 thousands dollar).

(3)	Turbochrome has provided a bank guarantee to the local planning and building committee in amounts of 28.6 thousands dollar.

d.	Litigation:

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

TAT's treasury shares have no rights.

On September 1, 2024, TAT completed the issuance and sale of 673,340 Ordinary Shares of the Company in a private placement to Israeli institutional and accredited investors (as defined under Israel’s Securities Law, 5728-1968), for a purchase price of NIS 54.95 per share (which equaled $15.03 per share based on the exchange rate published by the Bank of Israel at such time), resulting in net proceeds to the Company, after a deduction of offering expenses, of approximately NIS 36.5 million (or approximately $10.0 million). The newly issued shares represent approximately 6.2% of the Company’s issued and outstanding Ordinary Shares after the consummation of such sale. The private offering expenses totaled to $163 thousands.

Pursuant to the resolution of the shareholders' meeting held on August 15, 2024, the Company’s articles of association were amended. This amendment cancels the par value of the Company’s Ordinary Shares.

As a result of the change $3,152 was reclassified from ordinary shares to additional paid-in capital.

On December 21, 2023, TAT completed the issuance and sale of 1,158,600 Ordinary Shares of the Company in a private placement to Israeli institutional and accredited investors (as defined under Israel’s Securities Law, 5728-1968), for a purchase price of NIS 31.70 per share (which equaled $8.77 per share based on the exchange rate published by the Bank of Israel at such time),, resulting in net proceeds to the Company, after deducting offering expenses, of approximately NIS 36.2 million (or approximately $10.0 million). The newly issued shares represent approximately 11.5% of the Company’s issued and outstanding Ordinary Shares after the consummation of such a sale. The private offering expenses totaled to $141 thousands.

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

Following the approval of TAT's audit committee and board of directors, on November 8, 2022 the Company’s shareholders approved the 2022 stock option plan at the same condition like 2012 plan (the “2022 Plan”, and together with the 2012 Plan, the “Plans”). According to the 2022 Plan an aggregate of 550,000 options exercisable into up to 550,000 ordinary shares, 0.9 NIS par value, of TAT may be granted to certain members of our board of directors and certain senior executives at an exercise price not less than the fair market value of the shares covered by the option on the date of grant The total aggregate option pool under the Plans is 1,530,000  ordinary shares of the Company.

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

As of December 31, 2024, options to purchase 485,625 ordinary shares were outstanding under the Plans, exercisable at an average exercise price of $9.43 per share.

Grant date	Description	Number of options	Exercise price
March 22, 2022	2012 Plan	50,000	$6.59
May, 2022	2012 Plan	70,000	$6.42-$6.56
December 1, 2022	2022 Plan	50,000	$6.42

January 9, 2023	2022 Plan	50,000	6.31
February 10, 2023	2022 Plan	35,000	6.31
March 29, 2023	2012 Plan	35,000	6.07
May 30, 2023	2022 Plan	30,000	6.45
August 28, 2023	2022 Plan	40,000	8.00

March 6, 2024	2022 Plan to senior executive	175,000	$14.16

The fair value of the Company’s stock options granted under the 2012 and 2022 plan for the years ended December 31, 2024, 2023 and 2022 was estimated using the following assumptions:

	2024	2023	2022

Expected stock price volatility	49.10%	48% - 54.8%	48.4% - 54.48%
Expected option life (in years)	4.6	4.6	1-5
Risk free interest rate	4.18%	3.71% - 4.54%	0.63% - 4.04%
Dividend yield	0%	0%	0%

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 -	SHAREHOLDERS' EQUITY (CONT)

b.	Stock option plans (cont.):

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

The following table is a summary of the activity of TAT's Stock Option plan:

	Year ended December 31,		Year ended December 31,		Year ended December 31,
	2024		2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	625,000	$7.31	675,000	$7.17	720,000	$6.8
Granted	175,000	14.16	190,000	6.63	170,000	6.56
Forfeited			(196,614)	6.52	(178,150)	5.63
Exercised*	(314,375)	7.85	(43,386)	5.68	(36,850)	5.25

Outstanding at the end of the year	485,625	9.43	625,000	7.31	675,000	7.17

Exercisable at the end of the year	171,561	7.05	373,438	7.91	412,813	$7.54

The weighted-average grant-date fair value of options granted was $6.00 in 2024, $2.45 in 2023 and $2.33 in 2022. The aggregate intrinsic value for the options outstanding as of December 31, 2024, 2023 and 2022 was $7.89 million, $1.78 and $0, respectively.

As of December 31, 2024, total unrecognized compensation cost was $1,062 and is expected to be recognized over a weighted-average period of 1.47 years.

* The Company allows its employees to exercise stock options either by paying cash or through the cashless exercise mechanism.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 -	SHAREHOLDERS' EQUITY (CONT)

The following table summarizes information concerning outstanding and exercisable awards as of December 31, 2024:

awards outstanding		awards exercisable
Exercise price	Number of awards outstanding at the end of the year	Weighted average remaining contractual life (years)	Number of awards exercisable at the end of year	Weighted average remaining contractual life (years)

5.91	$18,750	3.24	17,187	3.24
6.07	35,000	5.24	15,312	5.24
6.23	35,000	5.11	15,312	5.11
6.31	28,125	5.02
6.42	20,000	4.33	12,500	4.33
6.45	18,750	5.41
6.59	25,000	4.92
7.00	100,000	3.66	81,250	3.66
8.90	10,000	1.17	10,000	1.17
9.12	20,000	0.36	20,000	0.36
14.16	175,000	6.18

Share-based compensation expenses:

	Year ended December 31,
	2024	2023	2022
Cost of revenue	144	-	-
Research and development	22	-	-
Sales and marketing	36	-	-
General and administrative	193	190	226

Total stock-based compensation	395	190	226

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 -	EARNINGS PER SHARE (“EPS”)

Basic earnings per share are based on the weighted average number of ordinary shares outstanding, net of treasury shares. Diluted EPS is based on those shares used in basic EPS plus shares that would have been outstanding assuming issuance of ordinary shares for all dilutive potential ordinary shares outstanding.

	Year ended December 31,
	2024	2023	2022
Numerator for EPS:
Net Income (loss)	$11,167	$4,672	$(1,562)
Denominator for EPS:
Weighted average shares outstanding – basic	10,363,978	8,961,689	8,911,546
Dilutive shares	851,849	122,333	-
Weighted average shares outstanding – diluted	11,215,827	9,084,022	8,911,546
EPS:
Basic	$1.08	$0.52	$(0.175)
Diluted	$1.00	$0.51	$(0.175)

For the year 2022, diluted loss per share does not include 675,000 options.

NOTE 14 -	TAXES ON INCOME

a.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 ("the Law"):

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -	TAXES ON INCOME (CONT)

a.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 ("the Law") (cont.):

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

TAT and Turbochrome are   located in an area in Israel that is designated as Zone A and as such entitled to reduce tax rates of 7.5%.

b.	Corporate tax rate in Israel

The taxable income of TAT, not subject to benefits as detailed above, is taxed at corporate tax rate, which was 23% for all years included in these financial statements.

Capital gain is subject to capital gain tax according to corporate tax rate in the year which the assets are sold.

As of December 31, 2024, the Company has an accumulated tax loss carryforward from Israeli subsidiary of approximately $752 million (as of December 31, 2023, $2,927 million). Such carry forward loss has no expiration date

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -	TAXES ON INCOME (CONT)

c.	U.S. subsidiaries

U.S. subsidiaries are taxed based on federal and state tax laws. The Federal statutory tax rate for 2024, 2023 and 2022 was 21% plus 2.5%-4% for state taxes.

As of December 31, 2024, the Company has a federal accumulated tax loss carryforward of approximately $7,860 (as of December 31, 2023, $12,991). Under U.S. tax laws, subject to certain limitations, carryforward tax losses originating in tax years beginning after January 1, 2018, have no expiration date, but are limited as a deduction to 80% of taxable income in any given year.

d.	Tax assessments

TAT’s income tax assessments are considered final through 2018.
Turbochrome income tax assessments are considered final through 2018.
Limco-Piedmont income tax assessments are considered final through 2019.

e.	Income tax reconciliation:

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to taxes on income (tax benefit) as reported in the statements of income:

	Year ended December 31,
	2024	2023	2022
Income (loss) before taxes on income (tax benefit) from continued operations reported in the statements of income	$10,553	$4,745	$(1,648)

Statutory tax rate in Israel	23%	23%	23%

Theoretical taxes on income (tax benefit)	$2,427	$1,091	$(379)

Decrease in taxes on income resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	(56)	(36)	(13)
Reduced tax rate on income derived from "Preferred Enterprises" plans	(121)	(484)	(48)
Release of valuation allowance	(2,338)	-	238
Reduced deferred tax asset from expecting utilization of carryforward losses	-	183	-
Tax in respect of prior years	-	-	59
Permanent differences	31	-	77
Other adjustments	252	(178)	164
Taxes on income as reported in the statements of income	$195	$576	$98

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -	TAXES ON INCOME (CONT)

f.	Income (loss) before taxes on income (tax benefit) is comprised as follows:

	Year ended December 31,
	2024	2023	2022

Domestic (Israel)	$7,761	$4,639	$(1,201)
Foreign (United States)	2,792	106	(447)

	$10,553	$4,745	$(1,648)

g.	Taxes on income (tax benefit) included in the statements of income:

	Year ended December 31,
	2024	2023	2022
Current:
Domestic (Israel)	$-	$-	$-
Foreign (United States)	86	49	-

	86	49	-
Deferred:
Domestic (Israel)	(426)	358	268
Foreign (United States)	535	169	(170)

	109	527	98

	$195	$576	$98

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -	TAXES ON INCOME (CONT)

h.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TAT's deferred tax liabilities and assets are as follows:

	December 31,
	2024	2023
Deferred tax assets:
Provisions for employee benefits	$1,007	$657
Inventory	926	1,337
Capital tax losses carryforward	876	956
Net operating losses carryforward	2,519	2,368
R&D expenses	222	121
Other	912	417
Deferred tax assets, before valuation allowance	$6,462	$5,856
Valuation allowance	(876)	(3,214)
Deferred tax assets, net	5,586	2,642

Deferred tax liabilities:
Property, plant and equipment	(4,526)	(1,348)
Intangible assets	(150)	(300)
Other temporary differences deferred tax liabilities	(33)	-
Deferred tax liabilities	$(4,709)	$(1,648)

Net	877	994

The following table summarizes the changes in the valuation allowance for deferred tax assets:

Balance, December 31, 2021	$5,484
Deductions during the year	(282)
Balance, December 31,2022	$5,202
Deductions during the year	(1,988)
Balance, December 31,2023	$3,214
VA Release during the year	(1,114)
Deductions during the year	(1,224)
Balance, December 31,2024	$876

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -	TAXES ON INCOME (CONT)

h.	Deferred income taxes (cont.):

Valuation allowances

Deferred taxes as of December 31, 2023 were reduced by a valuation allowance relating to net operating losses and capital loss in TAT. In assessing the likelihood of realizing deferred tax assets, management considers factors such as prior earnings history, expected future earnings and the reversal of existing taxable temporary differences. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the determination of the appropriate valuation allowances, the Company has considered the most recent projections of future business results and taxable income by jurisdiction. Actual results may vary in comparison to current projections. After consideration of the evidence described above, management believes it is more likely than not that deferred tax assets will be realized. Therefore, during the year ended December 31, 2024, the Company recorded a release of $1,114 in respect of the valuation allowance applied on deferred tax assets recorded in Israel. As at December 31, 2024, the Company maintained a full valuation allowance relating to carry forward capital losses in Israel since management believes it is more likely than not that the deferred tax assets will not be realized.

NOTE 15 -	SEGMENT INFORMATION

a.	Segment Activities Disclosure:

TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories mainly through our Gedera facility ; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components (mainly APU and LG) through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary.

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

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	SEGMENT INFORMATION (CONT)

a.	Segment Activities Disclosure (cont):

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

The Group’s chief operating decision-maker ("CODM") is the CEO of the Company. The CODM evaluate segment performance and allocate the Company’s resources, the CODM uses segment measures of revenue, gross profit, operating income and total assets. The CODM reviews budget-to-actual variances of both profit measures on a monthly basis when making decisions about allocation of the Company’s resources to the segments.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure:

The following financial information is the information that CODM uses for analyzing the segment results.

The following financial information is a summary of the operating income of each operational segment:

	Year ended December 31, 2024
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated

Revenues external	$36,466	$40,783	$67,475	$7,392	-	$152,116
Revenues internal	-	3,080	-	-	(3,080)	-

Cost of revenues	24,965	35,978	56,798	4,823	(3,462)	119,102
Gross profit	11,501	7,885	10,677	2,569	382	33,014

Research and development	481	582	-	185	-	1,248
Selling and marketing	2,300	2,039	2,968	439	-	7,746
General and administrative	3,291	3,271	4,880	459	-	11,901
Other segment expenses (income)*	-	5	* (388)	(415)	415	(383)

Operating income	$5,429	$1,988	$3,217	$1,901	$(33)	$12,502

Financial expenses, net
						(1,949)
Profit before tax benefits						$10,553

*Gain profit from fixed asset sales

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont.)

	Year ended December 31, 2023
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated
Revenues external	$27,555	$28,625	$50,760	$6,854	-	$113,794
Revenues internal	-	4,370	-	-	(4,370)	-

Cost of revenues	20,193	30,176	41,788	4,110	(4,941)	91,326
Gross profit	7,362	2,819	8,972	2,744	571	22,468

Research and development	159	177	268	111	-	715
Selling and marketing	1,618	1,539	2,040	326	-	5,523
General and administrative	2,772	3,436	3,555	825	-	10,588
Other segment expenses (income)	9	(3)	*(439)	(423)	423	(433)

Operating income	$2,804	$(2,330)	$3,548	$1,905	$148	$6,075

Financial expenses, net						(1,330)
Profit before tax benefits						$4,745

*Gain profit from fixed asset sales

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont.)

	Year ended December 31, 2022
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated

Revenues external	$21,844	$21,063	$35,879	$5,770	-	$84,556
Revenues internal	-	3,733	-	-	(3,733)	-

Cost of revenues	18,778	20,750	28,890	3,495	(3,285)	68,628
Gross profit (loss)	3,066	4,046	6,989	2,275	(448)	15,928

Research and development	193	54	286	19	(74)	479
Selling and marketing	1,936	926	2,383	330	54	5,629
General and administrative	3,226	2,462	3,686	594	2	9,970
Other segment expenses (income)	(1,566)	(52)	(18)	-	1,547	(90)
Restructuring expenses, net	975	618	-	122	-	1,715

Operating income (loss)	$(1,698)	$38	$652	$1,210	$(1,977)	$(1,775)

Financial expenses, net						127
Profit (loss) before taxes on income						$(1,648)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -	SEGMENT INFORMATION (CONT)

c.	The following financial information identifies the assets, depreciation and amortization, and capital expenditures to segments:

	Year ended December 31, 2024
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	33,726	40,698	80,014	10,182	(1,258)	163,362
Depreciation and amortization	642	1,040	3,412	388	(27)	5,455
Expenditure for segment assets	1,972	1,124	1,347	683		5,126

	Year ended December 31, 2023
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	39,131	42,491	58,023	9,400	(3,468)	145,577
Depreciation and amortization	557	878	3,078	268	(71)	4,710
Expenditure for segment assets	1,352	252	3,519	458		5,581

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -	ENTITY-WIDE DISCLOSURE

a.	Total revenues - by geographical location were attributed according to customer residential country as follows:

	Year ended December 31,
	2024	2023	2022
	Total revenues	Total revenues	Total revenues
Sale of products
Israel	$3,146	$3,527	$3,249
United States	29,678	23,937	15,616
Other	14,886	7,777	6,595
	$47,710	$35,241	$25,460

	Year ended December 31,
	2024	2023	2022
	Total revenues	Total revenues	Total revenues
Sale of Services
Israel	$4,722	$4,170	$3,913
United States	74,648	58,062	40,954
Other	25,036	16,321	14,229
	$104,406	$78,553	$59,096

b.	Total long-lived assets - by geographical location were as follows:

	December 31,
	2024	2023	2022
Israel	$13,773	$11,569	$10,231
United States	34,822	35,002	41,270
Total	$48,595	$46,571	$51,501

c.	Major Customers

The Company has a single customer of MRO )services for Aviation Components and lease( which his annual sales in 2024 constitute 12.8% from the total group sales. The Company has a single customer which his annual sales in 2023 constitute 12.6% from the total group sales. The company has a single customer which his annual sales in 2022 constitutes 8.4% from the total group sales.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17 -	SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS INFORMATION

	Warranty provision	Provision for current expected credit losses

Balance, as of December 31, 2021	$243	$389
Additions	-	200
Deductions	-	(62)

Balance, as of December 31, 2022	$243	$527
Additions	82	90
Deductions	-	(272)

Balance, as of December 31, 2023	$325	$345
Additions	28	150
Deductions	-	(95)

Balance as of December 31. 2024	$353	$400