Form 20-F
period 2025-12-31
TAT TECHNOLOGIES LTD
filed 2026-03-18
CIK 808439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _____________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ...........................

Commission file number: 0-16050

TAT TECHNOLOGIES LTD.
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

9335 Harris Corners Pwky Charlotte, NC 28269
(Address of principal executive offices)

Ehud Ben-Yair
Chief Financial Officer
Telephone: (704) 910-2215
Email: ehudb@tat-technologies.com
9335 Harris Corners Pkwy Charlotte, NC 28269
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

 12,983,137 Ordinary Shares, no par value
(as of December 31, 2025)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

TABLE OF CONTENTS

Page

INTRODUCTION			1
PART I			3
Item 1.	Identity of Directors, Senior Management and Advisers		3
Item 2.	Offer Statistics and Expected Timetable		3
Item 3.	Key Information		3
	A.	Selected Financial Data	3
	B.	Capitalization and Indebtedness	3
	C.	Reasons for the Offer and Use of Proceeds	3
	D.	Risk Factors	3
Item 4.	Information on the Company		22
	A.	History and Development of TAT	22
	B.	Business Overview	25
	C.	Organizational Structure	50
	D.	Property, Plants and Equipment	50
Item 4A.	Unresolved Staff Comments		52
Item 5	Operating and Financial Review and Prospects		52
	A.	Company Overview	52
	B.	Key Indicators	53
	C.	Results of operations	53
	D.	Critical Accounting Policies and Estimates	59
	E.	Conditions in Israel	60
	F.	Trade Relations	61
	G.	Impact of Currency Fluctuation and of Inflation	61
	H.	Corporate Tax Rate	62
	I.	Recently Issued Accounting Standards	62
	J.	Recently adopted accounting pronouncements:	63
	K.	Liquidity and Capital Resources	63
	L.	Research and Development, Patents and Licenses	66
	M.	Trend Information	66
	N.	Off-Balance Sheet Arrangements	66
Item 6.	Directors, Senior Management and Employees		67
	A.	Directors and Senior Management	67
	B.	Compensation of Directors and Executive Officers	71
	C.	Board Practices	73
	D.	Employees	85
	E.	Share Ownership	86
	F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	88
Item 7.	Major Shareholders and Related Party Transactions		88
	A.	Major Shareholders	88
	B.	Related Party Transactions	91
	C.	Interests of Experts and Counsel	91
Item 8.	Financial Information		91
	A.	Consolidated Statements and Other Financial Information	91
	B.	Significant Changes	92
Item 9.	The Offer and Listing		93
	A.	Offer and Listing Details	93
	B.	Plan of Distribution	93
	C.	Markets	93
	D.	Selling Shareholders	93
	E.	Dilution	93
	F.	Expense of the Issue	93

Item 10.	Additional Information		94
	A.	Share Capital	94
	B.	Memorandum and Articles of Association	94
	C.	Material Contracts	95
	D.	Exchange Controls	95
	E.	Taxation	96
	F.	Dividends and Paying Agents	111
	G.	Statement by Experts	111
	H.	Documents on Display	111
	I.	Subsidiary Information	112
	J.	Annual Report to Security Holders	112
Item 11.	QQuantitative and Qualitative Disclosures about Market Risk	112
Item 12.	Description of Securities Other than Equity Securities	112

INTRODUCTION

TAT Technologies Ltd. (“TAT”) is a leading provider of solutions and services to the aerospace and defense industries, focused mainly on three product areas and services: Thermal Management, Power and Actuation and Maintenance, Repair and Overhaul.

TAT employed, as of December 31, 2025, 659 employees and operates in three locations: its facility in Kiryat Gat, Israel (TAT Israel and “Turbochrome”); Limco Airepair Inc. (“Limco”) in Tulsa, Oklahoma; and Piedmont Aviation Component Services LLC (“Piedmont”) in Greensboro, North Carolina; the Company is incorporated in the State of Israel and its principal executive offices are located in Charlotte, North Carolina.

 The Company operates four operational units: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Kiryat Gat facility (“TAT Israel”); (ii) maintenance repair and overhaul (“MRO”) services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary (mainly APU and LG); and (iv) overhaul and coating of jet engine components through its Turbochrome subsidiary.

TAT targets the commercial aerospace (serving a wide range of types and sizes of commercial and business jets), military aerospace and ground defense sectors. TAT has a global presence with hundreds of customers worldwide, including OEMs and tier one players in their respective markets such as Boeing, Embraer, Lockheed Martin Corporation (“Lockheed Martin”), Collins, Liebherr, Parker, the U.S. Armed Forces, and airlines such as American Airlines, Lufthansa and others, and cargo carriers such as UPS, FedEx, and DHL among others.

TAT has earned a strong reputation for its quality and service-oriented approach, reflected in its long-standing customer relationships. The Company’s operations are backed by a wide range of certifications from the American, European, British and Chinese civil aviation authorities.

Through TAT Israel, TAT is an OEM of a broad range of heat transfer solutions, air conditioning systems and other cooling systems used in mechanical and electronic systems on board military and commercial aircraft as well as in ground systems. TAT Israel is also an OEM for a wide range of aviation accessories and provides MRO services for military and commercial customers, mainly for aviation accessories. TAT Israel is a repair station certified by the Federal Aviation Administration (“FAA”).

Through its Limco subsidiary, TAT provides MRO services for airlines, air cargo carriers, maintenance service centers and the military, primarily for heat transfer components. Limco is a repair station certified by the FAA and the European Aviation Safety Agency (“EASA”). Limco is also an OEM of heat transfer solutions for some of the largest OEMs in the commercial and military industry.

Through its Piedmont subsidiary, TAT provides MRO services for aviation components in the area of landing gear, Auxiliary Power Units (“APUs”) and Machining and Plating services (“MPG”). Piedmont has a growing Trading and Leasing group that leases APUs (Boeing: 757, 767, 777, 737 and Airbus: A320) and purchases and sells parts for the repair of APUs globally.  Piedmont is an FAA-certified repair station and provides its services to airlines, air cargo carriers, maintenance service centers and to the military.

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

A.            Reserved.

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

Investing in our ordinary shares involves certain risks and uncertainties. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this annual report.

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

•	TAT may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

•	TAT has potential exposure to liabilities arising under environmental laws and regulations.

•	TAT is exposed to potential liabilities arising from product liability and warranty claims.cy

•	Significant disruptions of TAT’s information technology systems or breaches of its data security could adversely affect TAT’s business.

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

The aerospace industry is highly regulated in the United States and internationally. In order to manufacture, sell and service parts used in aircrafts, TAT and its subsidiaries must be certified, accepted by regulatory authorities such as the FAA, the EASA, the United States Department of Defense, comparable agencies in other countries and/or by the original equipment manufacturers (“OEMs”). If any of our material certifications, authorizations, permits or approvals are revoked or suspended, TAT’s or its subsidiaries’ operations could be subjected to significant fines and penalties. Furthermore, new and more demanding government regulations may be adopted in the future, or industry oversight may be increased. TAT and its subsidiaries may need to incur significant additional costs to achieve compliance with new regulations or to reacquire a revoked or suspended license or approval, which could materially reduce profitability.

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

Many of TAT's competitors are larger and possess considerably greater resources, including market recognition.  These advantages can allow them to achieve greater economies of scale and make them less susceptible to price competition compared to TAT. Additionally, some of these companies are recognized as tier-one suppliers, offering the customers a broader range of systems and products, alongside heat transfer solutions, as a complete package. TAT may struggle to provide its products as part of integrated systems to the same degree as its competitors. Failing to meet these challenges could negatively impact on TAT's business, financial health, and operational results in the long term.

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

TAT’s major competitors in the area of MRO services for aviation components, landing gear and APUs, are the service divisions of OEMs, the in-house maintenance services of various commercial airlines and other independent service providers, including Standard Aero Group Inc., Aerotech International Inc., Honeywell International, AAR Corp., Safran, Liebherr, Turbine Aero, Hawker Pacific and APRO.

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

Competition in the MRO market is based on turn-around time, price, capacity, quality, engineering solutions, and breadth of services. A number of our competitors have inherent competitive advantages. For example, we compete with the service divisions of large OEMs which are able to derive significant brand recognition from their OEM manufacturing activities. We also compete with the in-house service divisions of large commercial airlines where there is a strong incentive for an airline to fully utilize the services of its maintenance employees and facilities.

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

Five customers accounted for approximately 32.6%, 29.9% and 28.46% of TAT’s revenues for the years ended December 31, 2025, 2024 and 2023, respectively. TAT has a single customer of MRO that accounted for approximately 14.5%, 12.8% and 12.6% of TAT’s revenues for the years ended December 31, 2025, 2024 and 2023, respectively. TAT’s major customers may not maintain the same volume of business with TAT in the future. If TAT loses any of these customers or they reduce the amount of business they do with TAT, TAT’s revenues may be seriously affected.

A part of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments and are subject to special risks. A loss of all, or a major portion, of these revenues from government contracts could have a material adverse effect on TAT’s operations.

A portion of the revenues of TAT and its subsidiaries are from contracts with the U.S. and Israeli governments. Sales to the U.S. and Israeli governments accounted for approximately 9.3%, 12.4% and 8.3% of TAT’s revenues on a consolidated basis for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Also, military and defense budget cuts may result in reduced demand for the products and manufacturing services of TAT and its subsidiaries. Smaller budgets could lead to a reduction in the business revenues of TAT and its subsidiaries.

If TAT and its subsidiaries do not receive the governmental approvals necessary for the export of their products, TAT’s revenues may decrease. Similarly, if TAT’s suppliers and partners do not receive their government approvals necessary to export their products or designs to TAT, TAT’s revenues may decrease.

Under Israeli law, the export of certain products and know-how of TAT and its subsidiaries is subject to approval by the Israeli Ministry of Defense. Prior to initiating sales proposals for the export of these products and know-how and prior to the actual shipment of such products or know-how, TAT and its subsidiaries must obtain permits from the Israeli Ministry of Defense. TAT and its subsidiaries may not be able to receive in a timely manner, or at all, all the required permits for which they may apply in the future.

Similarly, many countries have laws according to which the export of certain military products, technical designs and spare parts require the prior approval of, or an export license from, their governments. This process also applies to our partners and suppliers. If TAT and its subsidiaries or its partners and suppliers are unable to receive all the required permits and/or licenses in a timely manner, or at all, TAT’s revenues may decrease.

TAT depends on a limited number of suppliers of components for certain of its products and if TAT or any of its subsidiaries are unable to obtain these components when needed, they would experience delays in manufacturing their products and TAT’s financial results could be adversely affected.

TAT relies on a limited number of key suppliers for parts for certain of its OEM activities and MRO services. Some of these suppliers are currently the sole source of one or more components upon which TAT is dependent. For example, Honeywell International Inc. is a key supplier to TAT of APU spare parts and of certain other components used by TAT and its subsidiaries for OEM activities and in the provision of MRO services. TAT's subsidiary, Piedmont, is a Honeywell licensed Authorized Repair Center for APUs under two separate agreements, for military and commercial applications. In September 2020, Piedmont entered into a ten-year agreement with Honeywell for commercial application. Under this agreement, Piedmont is designated as an authorized MRO station under Honeywell's license.

Suppliers of some of these components require TAT to place orders with significant lead times to assure supply in accordance with TAT’s requirements. A delay in the supply of these components can significantly delay the delivery of our products and services. If TAT were to engage in a commercial dispute with or be unable to obtain adequate supplies of parts from these suppliers at commercially reasonable prices or within the required lead time, TAT could experience delays in manufacturing, and its financial results could be adversely affected. Increased costs associated with supplied materials or components could increase TAT’s costs and reduce TAT’s profitability if TAT is unable to pass these cost increases on to its customers.

TAT may be affected by changes in government trade policies and international trade disputes that result in tariffs and other protectionist measures, which could adversely affect our business in the future.

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

We are impacted by inflationary increases in wages and the cost of raw materials. In all countries in which we operate, wage and benefit inflation, whether driven by competition for talent or ordinary course pay increases and other inflationary pressures, may increase our cost of providing services and reduce our profitability. Decreases in the availability of supplies, increases in the cost of supplies, and delivery issues have caused shortages and delays, as well as increased costs for the procurement of raw materials, components, and other supplies required for our performance. TAT may not be able to recoup future increases in the cost of labor and raw materials through price increases for its products and services. Our operating profits and margins under our contracts could be adversely affected by these factors, particularly if the current inflationary pressures are prolonged. If TAT is unable to obtain the raw materials required for its operations, TAT could experience delays or disruptions in the provision of its services, and its financial results could be adversely affected.

TAT’s future success depends on its ability to develop new offerings and technologies.

The markets we serve are characterized by rapid changes in technologies and evolving industry standards. In addition, some of our products are installed on, and some of our services are provided in connection with platforms that may have a limited life or become obsolete. Unless we develop new offerings or enhance our existing offerings, we may be susceptible to loss of market share resulting from the introduction of new or enhanced offerings by competitors.

TAT may face significant risks in the management of its inventory, while failure to effectively manage its inventory levels may result in supply imbalances that could harm its business.

We maintain an inventory of exchangeable units of heat transfer solutions, aviation accessories, aviation components, APUs, landing gear, engine blades and coating materials and other spare parts related to our products and services in various locations, including with third party logistics providers. Due to the long lead time of our suppliers and manufacturing cycles, we need to forecast demand and commit significant resources towards these inventories. As such, we are subject to significant risks in managing the inventory needs of our business, including estimates of the appropriate demand across our products. Should actual market conditions differ from our estimates, our future results of operations could be materially adversely affected. In the future, we may be required to record write-downs of finished products and materials on-hand as a result of future changes in our sales forecasts.

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

For the years ended December 31, 2025, 2024 and 2023, approximately 92%, 94% and 93% of TAT’s sales, respectively, resulted from TAT’s international sales (i.e., excluding Israel). This revenue concentration is subject to various risks, including:

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

TAT has pursued, and will continue to pursue, growth opportunities through organic growth as well as the  acquisition of businesses, products and technologies.

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

We may participate in strategic partnerships and joint ventures in a various countries. For example, we have signed a joint venture agreement with the Russian-based company Engineering (as defined below), to establish a new facility for the provision of MRO services for heat transfer components in Russia and the Commonwealth of Independent States (“CIS”).

Our actions with respect to these affiliated companies may be partially restricted by shareholders agreements entered into with our strategic partners. Our business, financial condition, results of operations and prospects may be materially harmed if disagreements arise with our partners. Additionally, our ability to withdraw funds and dividends from these entities may depend on the consent of such partners. If one of our strategic partners becomes subject to investigation, sanctions or liability, TAT might be adversely affected. Furthermore, strategic partnerships in emerging markets are accompanied by risks inherent to those markets, such as an increased probability of a partner defaulting on obligations or losing a partner with important insights in that region. Strategic partnerships in emerging markets are subject to greater risks than strategic partnerships in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in currencies

Rapid technological changes may adversely affect the market acceptance of TAT's products.

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

TAT has fixed-price contracts with some of its customers and bears the risk of costs in excess of its estimates. In addition, TAT may not be able to pass on increased costs to its customers.

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

TAT depends on its key executives; it may not be able to hire and retain additional key employees or successfully integrate new members into its team; the loss of key employees could have a material adverse effect on TAT’s business.

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

TAT’s results of operations depend in large part on its ability to provide prompt and efficient service to its customers upon receipt of orders, either the manufacture and delivery of OEM products or the provision of MRO services. As a result, any material disruption of TAT’s day-to-day operations could have a material adverse effect on its business, customer relations and profitability. TAT relies on its facilities in Kiryat Gat, Israel, Kernersville and Greensboro, North Carolina and Tulsa, Oklahoma for the manufacture of its OEM products and the provision of its MRO services. A war or terrorist act, fire, flood, earthquake or other disaster or condition that significantly damaged or destroyed any of these facilities would have a material adverse effect on the operations of TAT.

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

Under certain environmental laws, liability associated with an investigation or remediation of hazardous substances can arise from a broad range of properties, including properties currently or formerly operated by TAT or any of its predecessors, as well as properties to which TAT sent hazardous substances or wastes for treatment, storage, or disposal. Costs and other obligations can arise from claims for toxic torts, natural resources and other damages, as well as the investigation and clean-up of contamination at such properties. Under certain environmental laws, such liability may be imposed jointly and severally, meaning that TAT could be held responsible for more than its proportionate share of liability, and, in some cases, may even be responsible for the entire liability at issue. The extent of any such liability is often difficult to predict, creating uncertainty regarding the potential financial and operational impacts on TAT.

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

TAT’s financial statements are stated in U.S dollars, while a portion of TAT’s expenses in Israel, primarily labor expenses, are incurred in NIS and a portion of our revenues are quoted in NIS and in Euro. Additionally, certain assets, as well as a portion of TAT’s liabilities, are denominated in NIS. As exchange rates between the NIS and the U.S dollar fluctuate continuously, such fluctuations, particularly larger periodic devaluations, may have an impact on TAT’s profitability and period-to-period comparisons of TAT’s results. TAT’s results may be adversely affected by the devaluation of the NIS in relation to the U.S dollar (or if such devaluation is on a lagging basis), particularly if TAT’s revenues in NIS are higher than TAT’s expenses in NIS and/or if the value of TAT’s assets in NIS is higher than TAT’s liabilities in NIS. Alternatively, TAT’s results may be adversely affected by an appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if TAT’s expenses in NIS are higher than TAT’s revenues in NIS and/or TAT’s liabilities in NIS are higher than TAT’s assets in NIS. From time to time, we enter into hedging transactions to attempt to limit the impact of foreign currency fluctuations. However, the protection provided by such hedging transactions may be partial and leave certain exchange rate-related losses and risks uncovered. Therefore, our business and profitability may still be harmed by such exchange rate fluctuations.

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

•      Future sales of TAT’s ordinary shares by the Company or others;

•      The effects of the war and hostilities in Israel;

•      De-listing of TAT’s shares from NASDAQ and/or from the TASE;

•      Stock market price and volume fluctuation;

•      Legal proceedings against TAT ; and

•      Regulatory actions by securities which impacts TAT’s interaction with securities analysts and institutional investors

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

Risks Relating to Our Location in Israel

Because TAT is incorporated under the laws of the Israel and has significant operations in Israel, TAT may be subject to political, economic and other conditions affecting Israel (including the war and hostilities in Israel) that could materially affect our business.

TAT is incorporated under the laws of the State of Israel and has executive offices and a manufacturing plant that are also located in Israel. As a result, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Any major hostilities involving Israel, a full or partial mobilization of reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on TAT’s business, financial condition and results of operations.

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

In addition, Israel faces threats from more distant neighbors, in particular, Iran which attacked Israel during 2024 and 2025, and may be developing nuclear weapons and has targeted cyber-attacks against Israeli entities, and terrorist groups in Yemen, which attached Israel and limited the movement of marine shipments to Israel through the Red Sea.

On February 28, 2026, Israel and the United States launched a joint attack on Iran, targeting key officials, military commanders and facilities, resulting in the death of Iran’s Supreme Leader and other key officials and military commanders. In retaliation, Iran launched hundreds of ballistic missiles and drones against civilian targets in Israel and against U.S. military bases, civilian aviation facilities and other civilian targets in several countries in the Persian Gulf, including Jordan, Kuwait, Bahrain Qatar, Iraq, Saudi Arabia and United Arab Emirates. The war has also led to widespread airspace closures in the region.

Currently TAT’s continues its business and operations but the intensity and duration of Israel’s current war is difficult to predict, as are such war’s economic implications on our business and operations and on Israel's economy in general.

 Furthermore, there are a number of countries, primarily Arab and Muslim countries, that restrict or frown upon business with Israel or Israeli companies, and TAT is precluded from marketing its products to these countries. Restrictive laws or policies directed towards Israel or Israeli companies may have an adverse impact on TAT’s operations, TAT’s financial results or the expansion of TAT’s business. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, that may involve an additional downgrade in Israel’s credit rating by rating agencies (such as the downgrade of the credit rating of Israel by Moody’s, S&P and Fitch), which may have a material adverse effect on our company and its ability to effectively conduct its operations.

Finally, the current elected government in Israel is pursuing extensive reforms to Israel's judicial system and has recently renewed its efforts to effect such changes. Certain financial, legal and commercial organizations and entities have claimed that such changes, if adopted, could adversely affect the macroeconomic condition in which we operate. At this stage, the proposed legislation has not become effective, and its scope has not been fully determined; we cannot assess the potential impacts of these changes and their likelihood on our business, prospects, financial condition, and results of operation.

TAT’s results of operations may be negatively affected by the obligation of its personnel to perform military service.

Many of TAT’s employees and some of TAT’s directors and senior management based in Israel are obligated to perform annual reserve duty in the Israel Defense Forces (“IDF”) and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. TAT’s operations could be disrupted by the absence of one or more of its senior management, key employees or a significant number of other employees for a significant period due to military service. Any such disruption in TAT’s operations could adversely affect TAT’s business.  During the war and hostilities in Israel, the IDF has called up hundreds of thousands of its reserve forces to serve. A number of our management and non-management employees are currently subject to military service in the IDF and many of them have been called to serve. In addition, the family members of many of our Israeli team members are currently serving in the IDF. Such disruption could materially and adversely affect our business, prospects, financial condition, and results of operations.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of certain provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are applicable to U.S domestic public companies. As a foreign private issuer listed on the NASDAQ Capital Market, we  may also follow home country practice with regard to, among other things, the requirement to obtain shareholder approval for certain dilutive events (such as for an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

Item 4.    Information on the Company

A.            History and Development of TAT

TAT was incorporated under the laws of the State of Israel in April 1985 under the name Galaxy Graphics Ltd. TAT underwent several name changes, becoming Galagraph Ltd. in August 1986 and TAT Technologies Ltd. in May 1992. TAT is a public limited liability company under the Israeli Companies Law 1999-5759, (“Israeli Companies Law”), and operates under this law and associated legislation. TAT’s registered offices in Israel are located at 5 Hamelacha St., Netanya 4250540 Israel, and its telephone number is +972-8-862-8500. TAT’s website is www.tat-technologies.com. The information on TAT’S website, or that can be accessed through the website, is not incorporated by reference into this annual report. The Company’s agent for service of process in the United States is the Company’s subsidiary, Limco-Piedmont, Inc., with offices located at 5304 S. Lawton Avenue, Tulsa, OK 74107 and its principal executive offices are located at 9335 Harris Corners Pkwy, Charlotte, NC 28269.

TAT was founded to develop the computerized systems business of its then parent company, TAT Industries Ltd. (“TAT Industries”), a publicly-held Israeli corporation then engaged in the manufacture and sale of aeronautical equipment. In December 1991, TAT acquired the heat exchange operations of TAT Industries and in 2000, TAT purchased the remaining operations of TAT Industries relating to the manufacture and maintenance of aviation accessories and leased certain of its properties.

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

In 1993, TAT acquired Limco, which is located in Tulsa, Oklahoma. Limco’s FAA-certified repair station provides MRO services for airlines, air cargo carriers, maintenance service centers and the military, especially for heat transfer components. In addition to its MRO services, Limco is an OEM of heat transfer solutions for aircraft and system manufacturers and other selected related products.

In 2005, Limco acquired Piedmont, a company located in Greensboro, North Carolina, and certified by the FAA to perform MRO services of APUs and landing gear. Piedmont’s FAA-certified repair station provides MRO services for airlines, air cargo carriers, maintenance service centers and the military, especially for landing gear and APUs.

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

On March 11, 2015, Piedmont sold 237,932 shares of Class B common stock of FAvS representing 23.18% of FAvS' share capital and its entire holdings in FAvS’ Series A preferred stock for an insignificant amount. As of December 31, 2025, TAT owns less than 5% of FAvS’ issued and outstanding share capital.

In October 2015, TAT acquired Turbochrome, a company certified by the FAA and EASA to perform overhaul and coating of jet engine components, including turbine vanes and blades and fan blades.

In November 2015, TAT entered into an agreement with Engineering to establish a new MRO facility in Russia. The company, TAT-Engineering LLC, is based in Novosibirsk’s Tolmachevo airport and  provides services of minor repair, overhaul and recore for heat transfer components in Russia and the CIS. According to the joint venture agreement, TAT owns 51% of TAT-Engineering's shares and the remaining 49% are held by Engineering.

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

In May 29, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Fimi Opportunity V, L.P., and Fimi Isarel Opportunity Five, Limited Partnership, as selling shareholders (the “Selling Shareholders”), and Stifel, Nicolas & Company, Incorporated and Truist Securities, Inc., as representatives of several underwrites (collectively, the “Underwriters”), relating to an underwritten public offering (the “Offering”) of 4,150,000 ordinary shares of the Company at a public offering. The Company sold 1,625,000 ordinary shares and the Selling Shareholders sold 2,525,000 ordinary shares.

Recent Developments

Events in Israel

 On February 28, 2026, Israel and the United States launched a joint attack on Iran, targeting key officials, military commanders and facilities, resulting in the death of Iran’s Supreme Leader and other key officials and military commanders. In retaliation, Iran launched hundreds of ballistic missiles and drones against civilian targets in Israel and against U.S. military bases, civilian aviation facilities and other civilian targets in several countries in the Persian Gulf, including Jordan, Kuwait, Bahrain Qatar, Iraq, Saudi Arabia and United Arab Emirates. The war has also led to widespread airspace closures in the region. At this time, we do not expect the current conflict to have a material impact on our financial and operational results; however, since these are events beyond our control, their continuation or cessation may affect our expectations. We continue to monitor political and military developments closely and examine the consequences for our operations, assets and financial and operational results.

B.          Business Overview

TAT is a leading provider of solutions and services to the commercial and military aerospace and ground defense industries focused mainly on three product areas and services: Thermal Management, Power and Actuation and Maintenance, Repair and Overhaul. TAT operates under four business unit: (i) OEM of heat transfer solutions and aviation accessories through its Kiryat Gat facility (TAT Israel); (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary (mainly APU and LG); and (iv) overhaul and coating of jet engine components through its Turbochrome subsidiary.

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

TAT’s activities in the area of MRO and OEM of heat transfer solutions include the MRO of heat transfer components and the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

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

TAT Israel's also provides limited MRO services to military customers, mainly for aviation accessories as well as for certain heat transfer solutions. TAT Israel overhauls emergency power units, hydrazine tanks, jet fuel starters, cooling turbines and various valves for the F-16 fighter aircraft. The customers for TAT Israel MRO services include the IAF, IAI, various NATO countries, as well as the U.S. Air Force, U.S. Army and U.S. Navy.

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

MRO Services for Aviation Components (Piedmont)

Through its subsidiary Piedmont, TAT provides MRO services for aviation components to the aerospace industry. Piedmont’s FAA- and EASA-certified repair station provides aircraft component MRO services for commercial airlines, business jets, air cargo carriers, maintenance service providers as well as governments and military forces worldwide. Piedmont specializes in MRO services for aircraft components, including APUs, landing gear and MPG. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft components typically require MRO services, including repairs and installation of replacement units, after three to ten years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years. Warranty claims are generally the responsibility of the OEM during the warranty period.  Piedmont’s business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems. Piedmont’s customers include U.S. domestic and international airlines, air cargo carriers and maintenance service providers. MRO contracts with these types of customers are generally long-term engagements that may have terms of one to ten years or more.

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

TAT-Engineering LLC

In November 2015, TAT signed an agreement with Russian-based Engineering Holdings Ltd, of Moscow (“Engineering”), to establish a new facility for the provision of MRO services for heat transfer components. The company, TAT-Engineering LLC, is based in Novosibirsk’s Tolmachevo airport. The entity was established in January 2016 and is currently operating under FAA certifications and obtained FAA high-level repair approvals.  Current efforts are focused on marketing initiatives targeting the major Russian and CIS airlines and maintenance stations.  However, due to sanctions imposed by the United States, EU, Japan and other jurisdictions on certain industry sectors and entities in Russia and certain impacted regions, as well as enhanced export controls on certain products and industries, during the years of  2023, 2024 and 2025, our joint venture in Russia ceased to purchase heat-exchange cores from Limco, our US subsidiary, and therefore the joint venture had to materially limit the extent of the MRO services it provides to its customers.

Business Strategy

              TAT aims to be the trusted partner to its strategic customers, delivering differentiated products and services in selected, high barrier-to-entry, markets.  This will enable TAT to develop the long-term high-value relationships it strives to have with its customers to effectively complete and continue grow business and improve profitability. Currently, TAT’s focus is on three main markets: thermal management solutions and services and Power and Actuation solutions and services and Repair and Overhaul.

Execution of TAT’s strategy is based on the following principles:

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

•
Enhancing OEM capabilities - capitalizing on our technical expertise, experience and reputation in the market of heat transfer solutions to expand the scope of our OEM offerings to new aircrafts or to new platforms in the existing aircrafts such as electrification of aircraft and eVTOL.

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

Piedmont specializes in the repair and overhaul of APUs and landing gear. APUs are relatively small, self-contained generators used to start jet engines, usually with compressed air, and to provide electricity, hydraulic pressure and air conditioning while an aircraft is on the ground. In many aircraft, an APU can also provide electrical power during in-flight emergency situations. Landing gear is the structure that supports an aircraft on the ground and allows it to taxi, takeoff and land.

Piedmont performs MRO services at its repair station in Greensboro, North Carolina, which is licensed by the FAA and EASA. Piedmont specializes in providing comprehensive repair and overhaul services for APU models manufactured by Honeywell, the leading OEM in the United States. In addition, Piedmont provides full repair, overhaul, machining, plating and grinding services for landing gear systems for commercial and military aircraft. Piedmont has a long history in providing landing gear MRO services for regional airliners, including aircraft manufactured by the French-Italian ATR (42/72), Gulfstream (G4), Lockheed Martin (P3/C130) and the Brazilian Embraer (E170).  At the end of 2020 Piedmont signed an exclusive contract with Honeywell as Honeywell's exclusive rental bank provider for the APU 331-500 (used in the Boeing 777 platform). By signing this agreement with Honeywell and purchasing 18 APU331-500 engines Piedmont entered a new segment of APU leasing. Piedmont also signed a contract to be an authorized repair station for the 331-500 APU (serving the Boeing 777 platform) as well as the APU 131 serving the Boeing 737 platform and Airbus 319-320-321 platform.

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

Customers

General

TAT targets a broad range of customers within the commercial and military aerospace and ground defense industries. Our customers include commercial manufacturers of military equipment, commercial airlines, aircraft manufacturers, military forces, the defense industry, and other manufacturers of electronic systems, aviation units and machinery in the United States, Europe, CIS, Asia, Latin America and Israel. During 2025, TAT had revenues generated by more than 500 customers worldwide.

Major Customers

OEM Customers

TAT, primarily through TAT Israel, sells its OEM solutions and systems to commercial and military aircraft manufacturers and defense contractors and to the U.S. and Israeli governments.

Partial lists of OEM customers are set in the following table:

Aircraft manufacturers	Boeing, Textron, Pilatus, Embraer, Lockheed Martin, Honda Aircraft, Cirrus, Gulfstream,
System manufacturers/integrators and defense contractors	Liebherr, Rafael, Elbit, IAI, Parker, Eaton Aerospace, Safran, RTX, Raytheon-Collins.

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

Maintenance service centers
Fokker, Honeywell International, Kellstrom Commercial, Aero Kool, Lufthansa Technik, RTX through Collins, SR Technics, Turkish Technic, Delta Tech Ops, ST Aerospace Engineering, , Gulfstream, IAI, Haeco Americas , Air New-Zeeland, AAR.

Governments and military air forces	U.S. Army, U.S. Air Force and U.S. Navy; Israeli Ministry of Defense, Israeli Air Force; Japan Air Force.

Military Contracts

Direct sales to the U.S. government, our largest government customer, accounted for approximately 7.7% of TAT’s revenues for the year ended December 31, 2025, approximately 9.3% of our revenues for the year ended December 31, 2024 and approximately 6.6% of our revenues for the year ended December 31, 2023.

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

The vast majority of the governmental contracts to which TAT is party to are fixed-price contracts, some of which contain fixed-price escalation mechanism. Under these contracts, TAT agrees to perform specific work for a fixed price and, accordingly, realizes the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. The allowable government contract costs and fees of TAT are subject to audit and may result in non-reimbursement of some contract costs and fees. While governments reserve the right to conduct further audits, audits conducted for periods through fiscal year 2024 and 2025 have resulted in no material cost recovery disallowances for TAT.

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

                 As of December 31, 2025, our backlog included: (i) outstanding purchase orders representing an aggregate amount of $86 million, and (ii) sales that we expect to generate from long-term agreements (the longest of which is until 2035) for which we have not yet received actual purchase orders in an aggregate amount of $464 million totaling to a value of $550 million of long-term agreements and orders.

Product and Service Warranties

TAT provides warranties for its products and services ranging from one to three years, depending on the nature of the specific product. To date, TAT’s warranty costs have not been substantial. As of December 31, 2025, the combined warranty reserve for TAT was $0.4 million.

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

The major competitors of TAT in the area of OEM of heat transfer solutions and aviation accessories include manufacturers in the United States such as the Hughes-Treitler division of Ametek, Lytron, Niagara Thermal, Collins Aerospace, Honeywell International and AAR Corp; manufacturers based in Europe such as I.M.I. Marston, a subsidiary of Collins Aerospace, Safran and Liebherr; and manufacturers based in Asia such as Sumitomo Precision Products from Japan. These competitors may enjoy competitive advantages over TAT, such as:

•	Ability to adapt faster to changes in customer requirements and industry conditions or trends;

•	Greater access to capital;

•	Stronger relationships with customers and suppliers;

•	Greater name recognition;

•	Access to superior technology and greater marketing resources;

•	Ability to offer complete systems in addition to components; and

•	Ability to bundle heat transfer solutions and other aircraft components.

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

•
Service centers – which often provide MRO services for a broad range of components and systems. These service centers can be either the in-house maintenance services of commercial airlines or other independent service providers, such as TAT Israel and Limco.

For heat transfer MRO services, TAT’s major competitors are AAR Corp, Honeywell, Drake Air – Ametek, Liebherr-Aerospace, American Cooler Service, Collins Aerospace Malaysia, Lufthansa Technik and Parker Hannifin.

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

A number of Turbochrome’s competitors have inherent competitive advantages. For example, Turbochrome competes with the service divisions of large OEMs which may have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. Turbochrome also competes with the in-house service divisions of large commercial airlines and there is a strong incentive for an airline to fully utilize the services of its maintenance employees and facilities. Further, Turbochrome’s competitors may have additional competitive advantages, such as:

•	Ability to adapt faster to changes in customer requirements and industry conditions or trends;

•	Better name recognition;

•	Ability to bundle jet engine and other aircraft components;

•	Stronger relationships with customers, OEMs and suppliers;

•	Lower cost structure;

•	Regional support near customers’ location;

•	Access to greater marketing resources;

•	Access to superior technology;

•	Greater access to capital; and

•	Greater resources which allow for better turnaround time

Competitive Strengths

We believe that TAT’s success can be attributed to several critical factors, including the following:

•	Engaging in pro-active account management efforts to preserve its customer base in existing projects, while working to broaden and increase its involvement with such clients.

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

Engineering

We believe that our engineering capabilities is a strategic core competency and key competitive advantage, which allows us to effectively compete in the market with companies which, in many cases, have better name recognition and greater resources than we do. Our strong engineering capabilities enable us to meet our customers’ increasingly complex demands to deliver high-quality and cost-effective solutions while maintaining efficient development cycles. These capabilities are based on proprietary technological expertise and know-how developed by highly experienced multi-disciplinary teams over the years. We believe that this proprietary knowledge coupled with our innovative and problem-solving approach allows us to provide our customers with an overall superior solution – in both manufacturing and MRO services – in terms of quality, cost and turnaround time. Our strong engineering capabilities are a key factor in preserving customer loyalty as well as supporting our efforts to expand our services to new areas of growth.

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

Research and Development

State-of-the-Art R&D Testing Lab for Thermal Management Systems

In response to the rapidly evolving technological landscape and the transformative shift driven by electric Vertical Takeoff and Landing (eVTOL) aircraft, TAT recognizes the increasing complexity and demand for advanced thermal management systems. The rise of sophisticated electrical flying vehicles has introduced unprecedented challenges, particularly in cooling performance, weight reduction, and compact design. To address these challenges, during 2025, as part of a strategic plan by TAT’s management, TAT established a new R&D lab, FutureWorks, located in Charlotte, North Carolina which was built to develop the next generation of thermal management systems. TAT’s FutureWorks, is designed to drive cutting-edge advancements in sustainable aviation, focusing on the research, testing, and development of thermal management systems and heat exchangers to support both today’s aircraft and the next generation of all electric, hybrid-electric, and hydrogen platforms.

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

Regulation

Israeli Export Regulations

Export of military-related products and “dual use” products (items that are typically sold in the commercial market but that may also be used in the defense market) and related technical information is subject to the enhanced Israeli export laws and regulation by the Ministry of Defense and Ministry of Economy. Currently, the Israeli government approves exports to approved customers, provided such exports align with the Israeli policy and do not conflict with national security considerations. TAT Israel is required to obtain a permit prior to initiating a sales proposal, and an export license is ultimately necessary for the completion of the transaction.

While we have been successful in obtaining export permits in the past, there is no insurance that we will be able to obtain the necessary export permits or licenses in the future. The Israeli Ministry of Defense and Ministry of Economy may change the classification of our existing commercial products or may determine that new products we develop are not exempt from Israeli Ministry of Defense or Ministry of Economy export control. This would place such products subject to the Israeli Ministry of Defense or Ministry of Economy export control regulations as military products or “dual use” items, which would impose stringent constraints on our sales process in relation to each sale transaction and limit our markets. If we do not maintain our existing authorizations and exemptions or obtain necessary future authorizations and exemptions under the export control laws and regulations of Israel, including export licenses for the sale of our equipment and the transfer of technical information, we may be unable to export technical information or equipment outside of Israel, we may not be able to realize our market projections and our business could be materially adversely affected.

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

Legal Proceedings

We are currently not a party to any material legal proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business.

C.           Organizational Structure

The legal name of our company is TAT Technologies Ltd., and we are organized under the laws of the State of Israel. We have two wholly-owned subsidiaries: Limco-Piedmont Inc., which is incorporated under the laws of Delaware, and Turbochrome Ltd., which is incorporated under the laws of the State of Israel. See exhibit 8 for a full list of consolidated subsidiaries.

D.           Property, Plants and Equipment

Facilities owned or leased by the Company

Israel Facilities

During 2022, TAT entered into a lease in Israel for a new manufacturing facility. The facility, located in Kiryat Gat, is approximately 138,000 square feet, and the land on which the facility is located is leased from the ILA. The leasehold rights are for a period ending in 2045 and are recorded in Turbochrome's name. Turbochrome paid the entire lease payments due until 2045 in a one-time payment (discounted to present value).

In August 2025, TAT signed a new lease agreement for an expansion of the facility in Kiryat Gat, Israel (additional 13,000 square feet), with a lease term of 5 years that will expire in August 2030. TAT has an option of extending the terms of the lease for another 5 years, commencing upon expiration of the new lease term.

Executive office lease

TAT’s principal executive office is located in Charlotte, NC. During 2023, TAT signed a lease agreement for approximately 6,505 rentable square feet facility in Harris Corners Parkway, Charlotte, North Carolina, USA, which will expire in April 2029.  In 2025 the rental expense for this property was $200,000.

Limco Facilities

Limco owns and operates a 55,000 square feet manufacturing plant in Tulsa, Oklahoma which has historically supported all its business, including its aftermarket heat transfer component repair station. This facility also has housed Limco’s administration, engineering, quality control and support services.

In May 2025, TAT on behalf of Limco signed a new lease agreement for an R&D facility in North Carolina, USA, with a lease term of 10 years that will expire on April 30, 2035. Limco has the right to terminate the lease at the end of the 7th year subject to payment of termination fee of $225 thousand plus other charges.

Limco also leases building #2, building #3, building #4, building #5, and building #6.  The lease on building #2 expires on November 30, 2026. The lessee or lessor may terminate the lease by giving lessee or lessor six months advance written notice.  The based rent for building #2 is $4,367 per month plus the annual percentage increase in the CPI-W. Building #3 lease expired on January 31, 2014, however, the lease has renewed automatically from year to year since that date.  Either party has the right to cancel the lease with 30 days’ advance notice prior to the annual expiration of the term.  The based rent for building #3 is $1,505 per month plus the annual percentage increase in the CPI-W.  The lease on building #4 expires on March 31, 2030. The lessee or lessor may terminate the lease by giving the lessee or lessor 6 months advance written notice.  The based rent for building #4 is $3,500 per month plus the annual percentage increase in the CPI-W.  The lease on building #5 expires on March 31, 2030.  The lessee or lessor may terminate the lease by giving the lessee or lessor 6 months advance written notice. The based rent for building #5 is $4,100 per month plus the annual percentage increase in the CPI-W.  The lease on building #6 expires on March 31, 2032.  The lessee or lessor may terminate the lease by giving the lessee or lessor 6 months advance written notice. The based rent for building #6 is $9,364 per month plus the annual percentage increase in the CPI-W.

 In 2025, 2024 and 2023, the rental expense for these properties was $353 thousand, $247 thousand and $253 thousand, respectively.

Piedmont Facilities

In April 2025, Piedmont signed a renewal of leases for the approximately 82,000 square feet, landing gear component and overhaul repair station as well as the MPG operation facilities in Greensboro, North Carolina. The renewal of lease expires on June 30, 2030.  In 2025, the rental expense was $362,000.In December 2023, Piedmont signed an additional lease agreement for a facility in Kernersville, North Carolina, USA. The term of this lease is 3 years and will expire on December 31, 2026. Piedmont has two options to extend the lease for additional successive terms of 1 year each. The rentable facility is approximately 49,203 square feet and the rent expense for 2025 was $180,000.

Item 4A.  Unresolved Staff Comments

There are no unresolved staff comments.

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

A.            Company Overview

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

B.          Key Indicators

TAT’s management evaluates its performance by focusing on key performance indicators, which are revenues, sources of revenues, gross profit, operating income and EBITDA. These key performance indicators are primarily affected by the competitive landscape in which TAT operates and its ability to meet the challenges posed.

C.          Results of operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements as of December 31, 2025, and for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
	2025		2024
U.S. dollars in thousands	Amount	%	Amount	%

Revenues:
Products	$50,850	28.6%	$47,710	31.4%
Services	127,165	71.4%	104,406	68.6%
	178,015	100.0%	152,116	100.0%
Cost of goods:
Products	35,793	20.1%	33,986	22.3%
Services	98,124	55.1%	85,116	56.0%
	133,917	75.2%	119,102	78.3%
Gross profit	44,098	24.8%	33,014	21.7%
Operating expenses:
Research and development, net	1,384	0.8%	1,248	0.8%
Selling and marketing	8,576	4.8%	7,746	5.1%
General and administrative	15,730	8.8%	11,901	7.8%
Other income	(404)	(0.2)%	(383)	(0.3)%
	25,286	14.2%	20,512	13.5%
Operating income	18,812	10.6%	12,502	8.2%
Interest expenses	(1,010)	(0.6)%	(1,472)	(1.0)%
Other financial income (expenses), net	(325)	(0.2)%	(477)	(0.3)%
Income before taxes on income	17,477	9.8%	10,553	6.9%
Provision for taxes on income	2,143	1.2%	195	0.1%
Profit before share of equity investment	15,334	8.6%	10,358	6.8%
Share in profits of equity investment of affiliated companies	1,488	0.8%	809	0.5%
Net income	$16,822	9.4%	$11,167	7.3%

Revenues

TAT, directly and through its subsidiaries, provides a variety of solutions and services to the commercial and military aerospace and ground defense industries, including:

(i)	OEM of heat transfer solutions and aviation components, such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers (through TAT Israel);

(ii)	MRO services for heat transfer components and OEM of heat transfer solutions (through our Limco subsidiary);

(iii)	MRO services for aviation components (through our Piedmont subsidiary); and

(iv)	Overhaul and coating of jet engine components (through our Turbochrome subsidiary).

TAT’s revenues from its four operational segments were as follows:

	Year Ended December 31,
	2025		2024		Change
Revenues	Amount	%	Amount	%	Amount	%
OEM of heat transfer solutions and aviation components	$41,403	23.3%	$36,466	24.0%	$4,937	13.5%
MRO services for heat transfer components and OEM of heat transfer solutions	44,448	25.0%	43,863	28.8%	585	1.3%
MRO services for aviation components	85,234	47.9%	67,475	44.4%	17,759	26.3%
Overhaul and coating of jet engine components	9,101	5.1%	7,392	4.9%	1,709	23.1%
Eliminations	(2,171)	(1.2)%	(3,080)	(2.0)%	909	(29.5)%
Total revenues	$178,015	100.0%	$152,116	100.0%	$25,899	17.0%

The following table reflects the geographic breakdown of TAT’s revenues for each of the two years ended December 31, 2025:

	Year Ended December 31,
	2025		2024		Change
Revenues	Amount	%	Amount	%	Amount	%
United States	$117,718	66.1%	$104,326	68.6%	$13,392	12.8%
Israel	14,006	7.9%	7,868	5.2%	6,138	78.0%
Other	46,291	26.0%	39,922	26.2%	6,369	16.0%
Total revenues	$178,015	100.0%	$152,116	100.0%	$25,899	17.0%

Total revenues were $178.0 million for the year ended December 31, 2025, compared to $152.1 million for the year ended December 31, 2024, an increase of 17.0%. This reflects (i) the increase in revenues in the OEM of heat transfer solutions and aviation accessories segment; (ii) the increase in revenues in the MRO services for heat transfer components and OEM of heat transfer solutions segment; (iii) the increase in revenues in the MRO services for aviation components segment; and (iv) the increase in revenue in the overhaul and coating of jet engine components segment.

Costs of Revenues

 TAT’s cost of revenues for OEM operations and MRO services consists of component and material costs, direct labor costs, quality assurance costs, royalties, shipping expenses, overhead related to manufacturing and depreciation of manufacturing equipment.

TAT’s gross margin was affected by the proportion of TAT’s revenues generated from OEM operations and MRO services in each of the reported years.

	Year Ended December 31,
	2025		2024		Change
Cost of revenues	Amount	%	Amount	%	Amount	%
OEM of heat transfer solutions and aviation components	$28,608	21.4%	$24,965	21.0%	$3,643	14.6%
MRO services for heat transfer components and OEM of heat transfer solutions	33,174	24.8%	35,978	30.2%	(2,804)	(7.8)%
MRO services for aviation components	69,628	52.0%	56,798	47.7%	12,830	22.6%
Overhaul and coating of jet engine components	4,828	3.6%	4,823	4.0%	5	0.1%
Eliminations	(2,321)	(1.7)%	(3,462)	(2.9)%	1,141	(33.0)%
Total cost of revenues	$133,917	100.0%	$119,102	100.0%	$14,815	12.4%

Cost of revenues was $133.9 million for the year ended December 31, 2025, compared to $119.1 million for the year ended December 31, 2024, an increase of 12.4%. Cost of revenues as a percentage of revenues decreased to 75.2% for the year ended December 31, 2025, from 78.3% for the year ended December 31, 2024.

The increase in cost of revenues is primarily due to the increase in revenue in a higher percentage compared to the increase in our fixed costs.

Operating Expenses

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

General and administrative expenses. General and administrative expenses consist of compensation and related expenses for executives, finance and administrative personnel, professional fees such as legal, audit, SOX, internal audit, other general corporate expenses and related costs for facilities and equipment.

	Year Ended December 31,
	2025		2024		Change
U.S. dollars in thousands	Amount	%	Amount	%	Amount	%
Operating expenses
Research and development costs, net	$1,384	5.5%	$1,248	6.1%	$136	10.9%
Selling and marketing	8,576	33.9%	7,746	37.8%	830	10.7%
General and administrative	15,730	62.2%	11,901	58.0%	3,829	32.2%
Other expenses (income)	(404)	(1.6)%	(383)	(1.9)%	(21)	5.5%
Total operating expenses	$25,286	100.00%	$20,512	100.00%	$4,774	23.27%

Research and development, net

Research and development expenses slightly increased by 10.9% to $1.4 million for the year ended December 31, 2025, from $1.2 million for the year ended December 31, 2024. Research and development expenses as a percentage of revenues remained at 0.8% for the year ended December 31, 2025, compared to 0.8% for the year ended December 31, 2024. The Company received a $0.1 million grant from the Israeli government in June 2025 which was accounted for a credit to research and development expenses.

Selling and marketing

Selling and marketing expenses were $8.5 million for the year ended December 31, 2025, compared to $7.7 million for the year ended December 31, 2024. Selling and marketing expenses as a percentage of revenues were 4.8% for the year ended December 31, 2025, compared to 5.1% for the year ended December 31, 2024.

General and administrative

General and administrative expenses were $15.7 million for the year ended December 31, 2025, compared to $11.9 million for the year ended December 31, 2024, an increase of 32.2% primarily due to increases in personnel-related expenses mainly from additional headcount, merit increases and stock-based compensation; in legal and professional services fees; in public company related expenses; and recruitment fees for key officers and senior executives. General and administrative expenses as a percentage of revenues were 8.8% for the year ended December 31, 2025, compared to 7.8% for the year ended December 31, 2024.

Other income (expense).

Other income (expense) results from capital gains on sale of property and equipment and one time expenses.

Other income (expense)

Interest expenses, net.  Interest expenses, net consist of interest income and expense. Interest income and expenses relate to the interest received from or paid to banks for the outstanding deposits and debts, respectively.

Financial expense, net. Financial expense, net consists of exchange rate and interest income or expense. Interest income or expense relates to the interest received from or paid to banks and changes in the rate of the NIS or other currencies against the U.S. dollar.

Tax expense. Tax expense consists of Israeli and U.S. federal and state taxes on the income of TAT’s business and changes in deferred tax assets or liabilities.

	Year Ended December 31,
	2025	2024	Change
U.S. dollars in thousands	Amount	Amount	Amount	%

Interest expenses	(1,010)	(1,472)	462	(31.4)%
Other financial expenses, net	(325)	(477)	152	(31.9)%
Provision for taxes on income taxes	2,143	195	1,948	999.0%

Interest expenses, net

Interest expense, net for the year ended December 31, 2025 were $1.0 million, compared to $1.5 million of interest expenses for the year ended December 31, 2025. Interest expense as a percentage of revenues was 0.6% for the year ended December 31, 2025, compared to 1.0% for the year ended December 31, 2025.

Other financial expenses, net

Other financial expenses, net was $0.3 million for the year ended December 31, 2025, compared to other financial expenses, net of $0.5 million for the year ended December 31, 2024. The decrease was mainly due to revaluation of long-term loans in Israeli Shekel which were affected by favorable changes in exchange rates of U.S. dollar and NIS during the year. Other financial income (expenses) as a percentage of revenues were 0.2% for the year ended December 31, 2025, compared to 0.3% for the year ended December 31, 2024.

Provision for taxes on income

Taxes on income for the year ended December 31, 2025, amounted to $2.1 million, compared to $0.2 million for the year ended December 31, 2024. Provision for taxes on income as a percentage of revenues was 1.2% for the for the year ended December 31, 2025, compared to 0.1% for the year ended December 31, 2024.

Share in profits of equity investment of affiliated companies

Share in profits of equity investment of affiliated companies for the year ended December 31, 2025, amounted to a gain of $1.5 million compared to $0.8 million for the year ended December 31, 2024. Share in profits of equity investment of affiliated companies as a percentage of revenues was 0.8% for the for the year ended December 31, 2025, compared to 0.5% for the year ended December 31, 2024.

Year ended December 31, 2024 compared with Year ended December 31, 2023

Please see Item 5 on Form 20-F for the Year ended December 31, 2024 filed with the SEC on March 26, 2025 for this comparison.

D.          Critical Accounting Policies and Estimates

TAT’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are both most important to the portrayal of TAT’s financial condition and results of operations and require management’s most difficult, subjective and complex judgments and estimates. Actual results could differ from those estimates.

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

TAT’s management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of TAT’s consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the reported financial results include the following:

•	Recoverability of Inventory;

•	Income taxes.

Inventory Valuation

Inventories are stated at the lower cost and net realizable value. Cost of raw material and parts is determined using the moving average basis. Cost of work in progress and finished products is calculated based on actual costs and the capitalized production costs, mainly labor and overhead and is determined based on the average basis. TAT’s policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires it to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time frames, recoverability of existing inventory, as well as product lifecycle and product development plans. The business environment in which TAT operates, the wide range of products that TAT offers and the relatively short sales cycles TAT experiences, all contribute to the exercise of judgment relating to maintaining and writing-off of inventory levels. The estimates of future demand that TAT uses in the valuation of inventory are the basis for its revenue forecast, which is also consistent with its short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from slow-moving items. Inventory management remains an area of management focus as TAT balances the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence due to changing technology and customer requirements. TAT writes down obsolete or slow-moving inventory in an amount equal to the difference between the cost of inventory and the net realizable value based upon assumptions about future demand, market conditions and sale forecasts. If actual market conditions are less favorable than TAT anticipates, additional inventory write-downs may be required.

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

According to an acceptable interpretation that prescribes a minimum recognition threshold, a tax position is required to meet before being recognized in the financial statements. The interpretation also provides guidance on de-recognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. In addition, the interpretation requires significant judgment with respect to determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently affect our operating results.

E.             Conditions in Israel

TAT is incorporated under the laws of the State of Israel, certain executive offices and manufacturing and research and development facilities are located in Israel. Please refer to “Item 3D – Risk Factors” for a description of governmental, economic, fiscal, monetary, or political policies or factors that have materially affected or could materially affect TAT’s operations.

F.             Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, and the International Finance Corporation. Israel is also a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade. In addition, Israel benefits from preferential trade arrangements under various trade preference programs in a number of jurisdictions, which permit the export of certain eligible products either duty-free or at reduced tariff rates. Israel has entered into a number of bilateral and multilateral free trade agreements. In July 1975, Israel and the European Union Community (now the European Union, or the “EU”) concluded a Free Trade Agreement, granting certain advantages for Israeli exports to EU member states while requiring Israel to gradually reduce tariffs on imports from these countries. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area, which eliminated all tariff and some non-tariff barriers on most trade between the two countries. In January 1993, Israel entered into a free trade agreement with the European Free Trade Association (“EFTA”) establishing a free-trade zone between Israel and the EFTA member states. In November 1995, Israel entered into a further association agreement with the EU, which, among other things, includes a redefinition of rules of origin and additional benefits, such as allowing Israel to become a member of the Research and Technology programs of the European Union. During the recent years, Israel has expended its commercial and trade relations through additional free trade agreements and trade cooperation frameworks with a number of other countries and regions. In addition, Israel has entered into additional free trade agreements and trade cooperation frameworks with a number of other countries and regions, including certain countries in the Asia-Pacific region and the Americas.

G.             Impact of Currency Fluctuation and of Inflation

TAT reports its financial results in US dollars and receives payment primarily in US dollars or dollar-linked to NIS for all of its sales. However, a portion of its expenses, principally salaries and related personnel expenses in Israel, are denominated in NIS. Additionally, certain assets, as well as a portion of its liabilities, are denominated in NIS. Therefore, the US dollar cost of TAT’s operations is influenced by the extent to which inflation in Israel is offset, either partially or fully, on a lagging basis or is not offset by the devaluation of the NIS in relation to the US dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar, the dollar cost of operations in Israel increases. If the dollar cost of operations in Israel increases, its dollar-measured results of operations will be adversely affected. It is uncertain whether TAT will be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the US dollar or if the timing of the devaluation lags behind inflation in Israel.

In 2025, the U.S. dollar depreciated in relation to the NIS at a rate of 13%, from NIS 3.65 per $1 on December 31, 2024 to NIS 3.19 per $1 on December 31, 2025. The annual rate of inflation in Israel was 2.6% in 2025 and 3.4% in 2024.

Because exchange rates between the NIS and the US dollar fluctuate continuously, exchange rate fluctuations, and especially significant changes in the exchange rate, may have an impact on TAT’s profitability and period-to-period comparisons of its results. The effects of foreign currency re-measurements are reported in TAT’s consolidated financial statements in current operations. Although TAT hedges a portion of its exchange rate risk through the use of forward contracts and other derivative instruments, there is no certainty that future results of operations will not be materially adversely affected by currency fluctuations.

H.            Corporate Tax Rate

Israeli companies are generally subject to corporate tax on their taxable income (including capital gains). The regular corporate tax rate for Israel was 23% for the year ended December 31, 2023, 2024 and 2025.

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

Certain of TAT’s subsidiaries operate in and are subject to the tax laws of various other jurisdictions, primarily the United States. TAT’s U.S. subsidiaries are taxed based on federal and state tax laws.  The U.S. federal statutory flat tax rate for tax years 2025 and 2024 is 21%.

I.             Recently Issued Accounting Standards

In November 2024, the FASB issued ASU No. 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40). The ASU improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, SG&A and research and development). The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures

On July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods in those years. Entities that elect the practical expedient and, if applicable, make the accounting policy election are required to apply the amendments prospectively. The Company is currently evaluating the potential impact of this guidance on its consolidated financial statements and disclosures.

In December 2025, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2025-10; Accounting for Government Grants Received by Business Entities, which provides guidance on how companies should recognize, measure, and present government grants received. The new standard is effective for annual and interim reporting periods beginning after December 15, 2028. The standard allows for a modified prospective, modified retrospective, or retrospective transition. Early adoption is permitted. We are currently evaluating the impact of adopting this new pronouncement.

J.            Recently adopted accounting pronouncements:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to enhance income tax reporting disclosures and require disclosure of specific categories in the tabular rate reconciliation. We adopted this standard for the annual period ending December 31, 2025 on a prospective basis. We updated our income tax disclosures to comply with the requirements. See “Note 14: Income Taxes.” The adoption of the standard did not have an impact on our financial position, results of operations, or liquidity.

K.            Liquidity and Capital Resources

On May 2025, TAT entered into an Underwriting Agreement with certain Underwriters, relating to an underwritten public offering of 4,150,000 ordinary shares at a public offering price of $26.00 per share, of which TAT sold 1,625,000 ordinary shares and the Selling Shareholders sold 2,525,000 ordinary shares (collectively, the “Firm Shares”) which was closed on June 3, 2025. The gross proceeds of the offering to the Company were $42.3 million. Pursuant to the Underwriting Agreement, TAT and the Selling Shareholders also granted the Underwriters an option to purchase up to an additional 242,298 and 380,202 ordinary shares from the Company and the Selling Shareholders, respectively (collectively, the “Options Shares”), at a public offering price less the underwriting discount and commissions (the “Underwriters Option”). On June 26, 2025, following the exercise by the Underwriters of the Underwriters Option in full, the sale and issuance of the Option Shares was completed. The total gross proceeds of the sale and issuance of the Option Shares to TAT, were $6.3 million. The net proceeds for the Company from this public offering after issuance costs was $45.4 million.

As of December 31, 2025, TAT had cash and cash equivalents and restricted cash of $51.5 million compared to $ 7.4 million as of December 31, 2024, an increase of $44 million primarily due to the previously mentioned public offering agreement in June 2025 coupled with strong cash flows from operations.

During 2025, TAT decreased its loans and lines of credit from commercial banks by $4.4 million and repaid loans in the amount of $2.1 million.

		Total long term loans and credit line balance amount as of the year ended December 31
		December 31,		Current Interest Rate	Duration (in Years)
		2025	2024
Israel
Government guaranteed loans	a	$3,833	$3,990	7.25%	5-10
Commercial loans	b	1,961	2,171	6.65%	7
United States
Commercial loans	c	5,480	6,285	3.75% - 4.2%	7-10
Line of credit	d	-	4,350	7.25% - 8.6%	Revolving
Machinery finance loans	e	438	575	6.5%	5
		$11,712	$17,371

The maturities of long-term loans are as follows:

Year	Amount
2026	$2,227
2027	3,427
2028	2,057
2029	1,534
2030 and after	2,467
$11,712

In respect of the credit lines and the loans in (a), (c) and (d) above, the Company and its subsidiaries are required to meet certain financial covenants. As of December 31, 2025 the Company and its subsidiaries met all its covenants.

Capital expenditures for the years ended December 31, 2025, 2024 and 2023 were approximately $10.9 million, $3.9 million and $3.6 million, respectively. TAT funded these expenditures mainly from its own cash resources and cash flows from operations.

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

Cash Flows

The following table summarizes TAT’s cash flows for the periods presented:

	Year Ended December 31,
	(in thousands)
U.S. dollars in thousands	2025	2024	2023

Net cash provided by (used in) operating activities	$14,974	$(5,818)	$2,255
Net cash used in investing activities	(10,054)	(3,851)	(3,579)
Net cash provided by financing activities	39,212	161	10,240
Net increase (decrease) in cash and cash equivalents	44,132	(9,508)	8,916
Cash and cash equivalents at beginning of the year	7,434	16,942	8,026
Cash and cash equivalents at end of the year	$51,566	$7,434	$16,942

Net cash provided by operating activities for the year ended December 31, 2025, amounted to approximately $15.0 million, compared to net cash used by operating activities of $5.8 million for the year ended December 31, 2024 and net cash provided by operating activities of $2.3 million for the year ended December 31, 2023.

Net cash provided by operating activities for the year ended December 31, 2025 was principally derived from the following adjustments of non-cash line items: an upward adjustment of $5.1 million for depreciation and amortization; an upward adjustment of $1.2 million for stock based compensation; an upward adjustment of $1.9 million for the foreign currency loss and inventory valuation; an upward adjustment of $1.9 million for deferred income taxes; an offset adjustment of $7.5 million for inventory; and a downward adjustment of $3.5 million for increase in trade accounts receivable.

Net cash used in operating activities for the year ended December 31, 2024 was impacted by the Company’s growing working capital needs. Net cash used in operating activities for the year ended December 31, 2024 was principally derived from the following adjustments of non-cash line items: an upward adjustment of $5.5 million for depreciation and amortization; an upward adjustment of $4.7 million for an increase in trade accrued expenses other; an offset adjustment of $17.2 million for inventory; and a downward adjustment of $9.7 million for increase in trade accounts receivable.

Net cash provided by operating activities for the year ended December 31, 2023 was principally derived from the following adjustments of non-cash line items: an upward adjustment of $4.7 million for depreciation and amortization; an upward adjustment of $4.1 million for an increase in trade accrued expenses other; an offset adjustment of $5.4 million for inventory; and a downward adjustment of $4.2 million for increase in trade accounts receivable.

In the year ended December 31, 2025, net cash used by investing activities was $10.1 million, out of which approximately $11.0 million was attributed to investment mainly in new machinery and equipment and $0.9 million from sale of machinery and equipment.

In the year ended December 31, 2024, net cash used by investing activities was $3.9 million, out of which approximately $5.1 million was attributed to investment mainly in new machinery and equipment and $1 million from sale of machinery and equipment.

In the year ended December 31, 2023, net cash used by investing activities was $3.6 million, out of which approximately $5.1 million was attributed to investment mainly in new machinery and buildings and $2.0 million from sale of machinery and equipment.

In the year ended December 31, 2025, net cash provided by financing activities was $39.2 million. In the year ended December 31, 2025, net cash provided by financing activities was primarily attributable to a net amount of $45.4 million from issuance of ordinary shares during 2025, net of $6.5 million repayment of short term credit line and repayment of long term loans.

In the year ended December 31, 2024, net cash provided by financing activities was $0.2 million. In the year ended December 31, 2024, net cash provided by financing activities was primarily attributable to an amount of $9.8 million from issuance of ordinary shares during 2024, net of $9.7 million repayment of short term credit line and repayment of long term loans.

In the year ended December 31, 2023, net cash provided by financing activities was primarily attributable to an amount of $10.2 million from issuance of ordinary shares and exercise of options during 2023.

L.          Research and Development, Patents and Licenses

Not applicable.

M.          Trend Information

In recent years, the aerospace industry in which we operate has been impacted by the increase in number of commercial and defense aircraft, increase in commercial passenger traffic and a corresponding increase in airlines’ revenue. Commercial carriers remain committed to their efforts to reduce cost of MRO activities and increase efficiencies.

There is a risk that the political environment in Israel could continue to prevent certain countries from doing business with us, in addition to the increased competition may have an adverse effect on our business. Given the above, we cannot guarantee or predict what our sales will be, what trends will develop, and if any changes in our business and marketing strategy will be implemented.

N.          Off-Balance Sheet Arrangements

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

Item 6.          Directors, Senior Management and Employees

A.          Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers, as of the date hereof:

Name	Age	Position
Amos Malka (4)(5)	73	Chairman of the Board of Directors
Igal Zamir (5)	60	Chief Executive Officer, President and Director
Ehud Ben – Yair	62	Chief Financial Officer
Jason Lewandowski	52	Chief Operational Officer
Matthew Hinkle	39	Chief Accounting Officer
Brian Rea	55	Chief Human Resources Officer
Liron Topaz	45	General Manager of TAT Israel
Bruce Patterson	62	General Manager of Piedmont
Paul Maness	42	General Manager of Limco
Moti Glick (1)(2)(4)	73	Independent Director
Ronnie Meninger (1)(3)	69	Independent Director
Amir Harel (1)(2)(3)(5)	64	Independent Director
Eitan Oppenheim (1)(3)(5)	60	Independent Director
Sagit Manor (1)(2)(4)	53	Independent Director

(1) “Independent Director” under SEC requirements and NASDAQ Marketplace Rules

(2)  Member of the Company’s Audit Committee

(3)  Member of the Company’s Compensation Committee

(4) Member of the Nominating Governance and Sustainability Committee

(5) Member of Investment and M&A Committee

Management

Mr. Igal Zamir serves as TAT’s Chief Executive Officer and President in April 2016 and was appointed as a board member on July 2025. Prior to joining TAT, from 2009 until 2013, Mr. Zamir served as President at Mapco Express, a wholly-owned subsidiary of Delek US Holdings Inc., a NYSE-listed company which owns and operates 370 convenient stores and gas stations in the southeastern region of the United States. Prior to Mapco Express, from 2006 until 2009, Mr. Zamir served as CEO of Metrolight, a provider of proprietary energy saving solutions in High Intensity Discharge (HID) lighting systems. From 1998 until 2004, Mr. Zamir served as CEO of Rostam, a leading provider of private label feminine hygiene products. Mr. Zamir holds a B.Sc. in Industrial Engineering from Tel Aviv University and an MBA from Bar-Ilan University.

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

Mr. Matthew Hinkle was appointed as TAT's Chief Accounting Officer in September 2025.  Mr. Hinkle began his career at Ernst & Young, spending eight years in the assurance practice providing audit and advisory services where he built a strong foundation in technical accounting, financial reporting, and internal controls. Prior to joining TAT, Mr. Hinkle served as the Senior Director of Accounting for The Anderson’s, Inc,, a Fortune 500 public company traded on the NASDAQ exchange (ANDE). Mr. Hinkle is a Certified Public Accountant and holds a Bachelor’s in Business Administration and a Master of Science in Accountancy degrees from the University of Toledo. He also holds an Executive Education Certificate in Machine Learning in Business from MIT.

Mr. Brian Rea was appointed to TAT’s Chief Human Resources Officer in September 2025.  Before joining TAT Technologies, Brian served as Chief Human Resources Officer at AmesburyTruth. There he led a comprehensive HR and EHS transformation for a workforce of 3,500 employees—advancing talent acquisition, performance management, succession planning, and diversity & inclusion. He played a pivotal role in executive transitions, served as Board Secretary, and supported the Compensation Committee in shaping governance and leadership strategy.
Earlier in his career, Brian held senior HR leadership roles with well-known organizations including MasterBrand Cabinets, Land O’Lakes, Post Foods, and PepsiCo’s Quaker Oats Division. His expertise spans labor and employee relations, organizational design, change leadership, and executive coaching, with a consistent record of driving growth through people-centric transformation. Brian holds an MBA in Organizational Leadership from Eastern University and a BA in Psychology from Elmira College.

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

Mr. Bruce Patterson was appointed as General Manager of Piedmont in 2025. Mr. Patterson brings more than 35 years of experience in the aerospace manufacturing industry, offering deep production expertise to meet the demands of today’s competitive marketplace. He has held senior management and executive leadership roles with tier-one OEM airframe suppliers, including serving as COO at HAECO Cabin Solutions and EVP of Industrials at Albers Aerospace. Throughout his career, Bruce has led the development of first-class interior products for many of the world’s leading airlines, including Emirates, Etihad, British Airways, and Lufthansa, as well as seating programs directly for Airbus and The Boeing Company. Mr. Patterson holds a Bachelor of Engineering in Mechanical & Industrial Engineering from Queen’s University Belfast.

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

Directors

Mr. Amos Malka was elected as Chairman of our Board of Directors in June 2016. Mr. Malka is the founder and chairman of Spire Security Solutions Ltd., a security, intelligence and cyber security provider. From 2018 until 2022, Mr. Malka served as the Chairman of the Board of Directors of Aitech Rugged Group Inc. From 2007 until 2015, Mr. Malka served as the chairman and CEO of Logic Industries Ltd. From 2007 until 2010, he also served as chairman of Plasan Sasa LTD., an armored vehicle manufacturer. From 2005 until 2007, he served as the chairman of Albar, a leading company in the Israeli automobile sector. From 2002 until 2005, Mr. Malka served as the CEO of Elul Technologies Ltd., an aerospace and defense business development and consulting company .Mr. Malka also serves on the boards of directors of Imagesat International and Delek Automotive System. Mr. Malka retired from the IDF in 2002 at the rank of Major General, after 31 years of service. He served as commander of the IDF Ground Forces Command, and later as Head of the Israeli Defense Intelligence, a post he held until his retirement in 2002. Mr. Malka holds B.A. in History from Tel Aviv University, Israel. He also graduated from the IDF Staff & Command College and its National Defense Academy.

Mr. Amir Harel joined TAT’s Board of Directors in July 2025. Mr. Harel is serving as the Chief Financial Officer  of PlaxidityX from August 2025.  Prior to that, Mr. Harel served as the Chief Financial Officer of Planck Resolution Ltd. from 2020 to 2025. Prior to joining Planck, Mr. Harel served as the Chief Financial Officer of Tyto Care Ltd. from 2019 to 2020, as the Chief Financial Officer of Natural Intelligence Ltd. from 2016 to 2019, as the Chief Financial Officer of Logic Industries Ltd. from 2015 to 2016, as the Chief Financial Officer of Amiad Water Systems from 2011 to 2015, as the Chief Financial Officer of InSightec Ltd. from 2005 to 2011, as the Chief Financial Officer of TransChip Inc. from 2004 to 2005, as the Chief Financial Officer of Tower Semiconductor Ltd. from 1998 to 2004, and as the Chief Financial Officer of Elbit Vision Systems Ltd. from 1994 to 1998. Mr. Harel holds a B.Sc. in Industrial Engineering and a Master in Industrial Management from the Technion – Israel Institute of Technology.

Mr. Moti Glick joined TAT’s Board of Directors as an external director in November 2021. From 1991 until 2021 Mr. Glick served as the CEO of Overseas Commerce, a public company traded on the Tel Aviv Stock Exchange.  Prior to that Mr. Glick was CFO of Clal Trading, a public company as well. Mr. Glick is a CPA (ISR) and holds a B.A. in Economics from Bar-Elan University.

Ms. Ronnie Meninger joined TAT's Board of Directors as an independent director in November 2021. Ms. Meninger brings vast experience in industrial companies, having served as CEO of Chemada Fine Chemicals Ltd. and Algatechnologies Ltd. among other managerial positions in various companies. Ms. Meninger serves on the boards of Albaad, OSG Group, and Maytronics. For the last 11 years she acts as a business consultant for companies and startups. Mrs. Meninger holds a BSc in Life Sciences and an MBA from the Hebrew University of Jerusalem.

Mr. Eithan Oppenheim joined TAT’s Board of Directors in November 2025. Mr. Oppenheim currently serves as executive chairman of the board of Nova Ltd. (NVMI/NVMI.TA) (“Nova”), a position he has held since March 2023, after previously serving as a member of Nova’s board since October 2019. From July 2013 to March 2023, Mr. Oppenheim served as President and Chief Executive Officer of Nova, and prior to that as Executive Vice President Global Business Group since November 2010. Between 2009 and 2010, he was Vice President and Europe General Manager of Alvarion Ltd., a Nasdaq-listed public company. From 2007 to 2009, Mr. Oppenheim served as Vice President of Sales and Marketing at OptimalTest Ltd. Previously, from 2002 to 2006, he was Vice President – Business Manager of the Flat Panel Displays division at Orbotech Ltd., a Nasdaq-listed public company. From 2001 to 2002, he served as Managing Director of Asia Pacific at TTI Telecom International, a leading provider of assurance, analytics and optimization solutions to communications service providers worldwide. From 1994 to 2001, Mr. Oppenheim held several key executive positions at Comverse Network Systems Ltd., also a Nasdaq-listed public company. Mr. Oppenheim holds a B.A. in Economics from the University of Haifa, Israel, and an M.B.A. from Ben-Gurion University of the Negev, Israel.

Ms. Sagit Manor joined TAT’s Board of Directors in November 2025. Ms. Manor currently serves as the Chief Financial Officer of Nayax Ltd. (NASDAQ/TASE: NYAX) (“Nayax”), a position she has held since 2021. Prior to joining Nayax, she served for four years as Chief Executive Officer and Chief Financial Officer of Nyotron, an information-security company. Earlier, she served as Vice President of Finance and Chief Financial Officer of Verifone, Inc., a financial technology manufacturing company. Ms. Manor also serves as a director of Tigo Energy Inc. (Nasdaq: TYGO). She is a Certified Public Accountant and holds a Bachelor of Arts degree in Business and Accounting from the College of Management Academic Studies in Rishon LeZion, Israel. Ms. Manor holds dual Israeli and American citizenship and resides in the United States.

B.          Compensation of Directors and Executive Officers

The following table sets forth all compensation TAT paid to all of its directors and executive officers as a group for the year ended December 31, 2025.

	Salaries, fees, Commissions and bonuses (Amounts in Thousands US$)	Other benefits (Amounts in Thousands US$)
All directors and executive officers as a group (15 executives and directors)	$4,122	$110

During the year ended December 31, 2025, TAT paid its directors (except for its active chairman of the Board of Directors, Mr. Amos Malka), the fixed medium amounts permitted by law to an external director (within the meaning of the Israeli Companies Law) which was a per meeting attendance fee of NIS 2,954 (approximately $926), plus an annual fee of NIS 79,347 (approximately $24,874).

Pursuant to its agreement with Mr. Amos Malka, TAT's active chairman of the Board of Directors, TAT paid Mr. Malka a monthly fee of NIS 50,000 plus VAT.

In addition, the Company’s shareholders approved the following compensation terms for each of Mr. Amir Harel, Mr. Eitan Oppenheim, and Ms. Sagit Manor (the “Eligible Directors”): an annual cash retainer of $40,000 per board member, with additional annual fees for committee roles as follows: $16,000 for serving as Chair of the Audit Committee, $12,000 for Chair of the Compensation Committee, $8,000 for Chair of the Nomination/Governance Committee, and $12,000 for Chair of the M&A/Investment Committee. Members of these committees will receive $8,000 for the Audit Committee, $6,000 for the Compensation Committee, $4,000 for the Nomination/Governance Committee, and $6,000 for the M&A/Investment Committee. A “typical director” (serving as Board Member Retainer, Chair of the Compensation Committee, and Member of the Audit Committee) would receive total annual cash compensation of $60,000. For each Eligible Director the cash retainer will be paid in two semi-annual payment. For clarity, an Eligible Director who has served during only a portion of the relevant semi-annual period will receive a prorated payment of the semi-annual payment of the applicable retainer(s), calculated based on the number of days during such Eligible Director has served in the relevant capacities. In addition, the proposed compensation terms will include a grant of Restricted Stock Units (“RSUs”) to each Eligible Director, representing an annual grant value of $80,000 on the first trading day immediately following each annual meeting of the Company’s stockholders (rounded to the nearest whole Share). The number of RSUs to be granted is based on the fair market value of the Company’s shares on the date of grant, in accordance with the Company’s Incentive (as defined below). No Eligible Director may be granted, in any fiscal year, equity awards (including any awards granted under the Plan) with values (based on their grant date fair value determined in accordance with U.S. GAAP), and be provided any other compensation (including without limitation any cash retainers or fees) in amounts that, in any fiscal year, in the aggregate, exceed $168,000.

In addition, the shareholders approved the grant of a one-time special bonus to its Chief Financial Officer, Mr. Ehud Ben-Yair, in an amount equal to four months of his base salary, totaling $110,000. This special bonus exceeds the cap set forth in the Company’s compensation policy, which limits total bonuses to seven months of base salary, and was therefore approved as an exception to that policy. The bonus was intended to recognize Mr. Ben-Yair’s exceptional efforts and significant contribution to the successful completion of an important milestone for the Company. The grant of the special bonus was reviewed and approved by the Company’s compensation committee and Board of Directors and was submitted for shareholder approval in accordance with applicable law.

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law) during or with respect to the year ended December 31, 2025, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Information Regarding Covered Executives (1) (Amounts in Thousands US$)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Igal Zamir, CEO and President	$371	$8	$257	$401	$1,037
Ehud Ben- Yair, CFO	360	11	303	120	794
Jason Lewandowski, COO	299	14	107	15	435
Liron Topaz, General Manager TAT Israel	210	61	95	99	465
Paul Maness, General Manager Limco	221	7	61	60	349

(1)	All amounts reported in the table are in terms of cost to TAT, as recorded in our financial statements.
(2)	Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2025.
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

(4)
Amounts reported in this column refer to variable compensation mainly bonus payments according to the company's incentive plan paid during 2025 in respect of performance related to fiscal year 2024 and special bonus paid in 2025 for private placements/equity financing.

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2025 in connection with equity-based compensation granted to the Covered Executive.

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

Election of Directors

Our articles of association provide for a board of directors consisting of such number of directors as may be determined from time to time at a general meeting of shareholders, provided that it shall be no less than two or more than eleven. Our board of directors is currently composed of seven directors.

Pursuant to our articles of association and in accordance with the Israeli Companies Law, our directors  are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting; in addition, directors  may be appointed by a vote of a majority of directors then in office. All our directors  hold office until the annual general meeting of shareholders succeeding their election (provided that if no directors are elected at the annual general meeting, the directors in office at the time such meeting was convened shall continue to hold their office) or until their earlier death, resignation, removal or other circumstances as set forth in the Israeli law. All the members of our board of directors  may be re-elected upon completion of their term of office.

The Israeli Companies Law requires the board of directors of a public company to determine a minimum number of directors with ‘‘accounting and financial expertise’’.  Our board of directors determined, accordingly, that at least two directors must have ‘‘accounting and financial expertise’’ as such term is defined by regulations promulgated under the Israeli Companies Law.

External and Independent Directors

External Directors. Under the Companies Law, companies organized under the laws of the State of Israel that are “public companies,” including companies with shares listed on NASDAQ, are generally required to appoint at least two external directors who meet the independence qualification requirements in the Companies Law.

However, pursuant to Israeli relief regulations adopted in 2016, an Israeli company traded on NASDAQ that does not have a “controlling shareholder” (as defined in the Companies Law) may elect not to appoint external directors to its board of directors and not to comply with the audit committee and compensation committee composition and chairperson requirements of the Companies Law; provided, the company complies with the applicable NASDAQ independent director requirements and the NASDAQ audit committee and compensation committee composition requirements.

In accordance with the relief regulations, our nominating, governance and environmental committee and board of directors elected, in August 2025, not to appoint external directors to the board of directors and not to comply with the audit committee and compensation committee composition and chairperson requirements of the Companies Law, and to transition our external directors to become “regular” independent directors within the meaning of the NASDAQ Marketplace Rules.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. In general, the audit committee must consist of at least three directors and  a majority of the audit committee members must comply with the director independence requirements prescribed by the Israeli Companies Law. The audit committee may not include (i) the chairman of the board of directors, (ii) any director employed by the Company or by a controlling shareholder of the company (including a company which is controlled by the controlling shareholder), (iii) any director providing services to the company or to a controlling shareholder of the company (including to a company which is controlled by the controlling shareholder) on an ongoing basis, or (iv) a controlling shareholder or any of the controlling shareholder’s relatives.

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

Our audit committee consists of three members of our board of directors who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our board of directors has determined that each member of our audit committee qualifies as an audit committee financial expert, as defined by rules of the SEC.  The audit committee meets at least once each quarter.

Compensation Committee

Under the Israeli Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must consist of at least three directors and a majority of the committee members must comply with the director independence requirements prescribed by the Israeli Companies Law. Similar to the rules that apply to the audit committee, the compensation committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives. Individuals who are not permitted to be compensation committee members may not participate in the committee’s meetings other than to present a particular issue; provided, however, that an employee that is not a controlling shareholder or relative may participate in the committee’s discussions but not in any vote; other than the company’s legal counsel and corporate secretary who may participate in the committee’s discussions and votes if requested by the committee.

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

Our compensation committee consists of  an independent director under the respective requirements of the SEC and NASDAQ and complies with the Israeli Companies Law criteria for compensation committee members.

Nominating Governance and Sustainability Committee

In November 2025, our board of directors established our Nominating Governance and Sustainability Committee. The committee is responsible for identifying individuals qualified to become board members and recommending that the board of directors consider the director nominees for election at the general meeting of shareholders. Additionally, the committee is responsible for making recommendations to the Board regarding corporate governance matters and policies concerning business conduct and ethics. The committee is also responsible for overseeing the Company’s strategies, policies, and programs related to environmental, social, and governance (ESG) matters.

Investment and M&A Committee

In November 2025, our board of directors established our Investment and M&A Committee. The committee is responsible for providing the board of directors with recommendations, in relation to: (i) the Company’s financing strategy, and (ii) the identification and analysis of acquisition, merger, joint venture, and investment opportunities.

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

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Certain Transactions

Pursuant the Companies Law, the disclosure requirements regarding personal interest that apply to directors and executive officers also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including s shareholder who holds 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

In addition, an extraordinary transaction between a public company and a controlling shareholder has a personal interest, and the terms of any compensation arrangement of a controlling shareholder who is an office holder or his relative, require the approval of a company’s audit committee (or compensation committee with respect to compensation arrangements), board of directors and a special majority vote of shareholders without personal interest, in that order.

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

D.          Employees

As of December 31, 2025, TAT and its subsidiaries employed 659 employees, of whom 427 were employed in manufacturing and quality control, 150 were employed in engineering and research and development and 82 were employed in general & administration, sales and marketing. Of such employees, 209 were located in Israel and 450 were employed by Limco and Piedmont located in the United States.

Employees in Israel are employed under collective or individual employment agreements. Senior employees in special positions and members of management are employed under individual agreements. Collective bargaining agreements are signed for specified terms and are renewed from time to time. During 2022, TAT's management and the union of TAT Israel agreed to enter into a collective bargaining agreement with respect to employees of TAT Israel. On February 20, 2025, a new collective bargaining agreement was signed that will be in effect until March 31, 2028.

In Turbochrome, a new collective bargaining agreement was also signed with Turbochrome’s union on  February 25, 2025, that will be in effect until March 31, 2028.

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

We generally grant senior employees based in Israel participation in a particular insurance product called “management insurance”. Management insurance provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement (rather than receiving annuity payments) and securing their rights to receive severance pay, if legally entitled, upon termination of employment. In general, the employee contributes an amount equal to approximately 5% to 6% of their wage and the employer contributes an additional amount of approximately 13-1/3% to 16% of such wage. Management insurance is not a legally mandated by Israeli law.

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

Stock Option Plans

In November 2011, our audit committee and board of directors approved a stock option plan (the “2012 Plan”), which was subsequently approved by TAT’s shareholders, on June 28, 2012. According to the 2012 Plan an aggregate of 980,000 options exercisable into up to 980,000 ordinary shares, of TAT may be granted to certain members of our board of directors and certain senior executives at an exercise price not less than the fair market value of the shares covered by the option on the date of grant.

On August 30, 2018, the Company's compensation committee, followed by the Board of Directors, approved the amended and restated company's 2012 Plan (the “2012 Plan”). On October 4, 2018, the Company's amended and restated 2012 Plan was approved at the annual general meeting of shareholders. As part of the Company's 2012 Plan’s amendments it was determined that if the Company declares a cash dividend to its shareholders, and the distribution date of such dividend will precede the exercise date of an option, including for the avoidance of doubt, options that have yet to become vested and options which have been granted prior to the adoption of such amendment to the 2012 Plan, the exercise price of the option shall be reduced in the amount equal to the cash dividend per share distributed by the Company.

Following the approval of TAT's audit committee and board of directors, on November 8, 2022, the Company’s shareholders approved the Company’s 2022 stock option plan (the “2022 Plan”, and together with the 2012 Plan, and the Amended and Restated Company’s 2022 Stock Option Plan (as defined below), “Plans”). According to the 2022 Plan an aggregate of 550,000 options exercisable into up to 550,000 ordinary shares, of TAT may be granted to certain members of our board of directors and certain senior executives at an exercise price not less than the fair market value of the shares covered by the option on the date of grant.

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

In November 2025, following the approval of TAT's audit committee and board of directors, the Company’s shareholders annual meeting, approved amendments to the 2012 Plan and the 2022 Plan. Each of these plans has been updated and expanded to reflect the broadened scope of equity-based awards that may now be granted under the plans. Accordingly, the plans, previously known as the 2012 Stock Option Plan and the 2022 Stock Option Plan, have been renamed the 2012 Incentive Plan and the 2022 Incentive Plan, respectively, to reflect this broader scope. These amendments are intended to provide the Company with greater flexibility in structuring equity-based compensation, to better align the plans with current market practices and the evolving needs of the Company, and to support the Company’s ability to attract, retain and incentivize key employees, officers, directors and consultants.

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

As of December 31, 2025, under the 2012 Plan there are 980,000 shares in the pool (of which  113,750 options are outstanding and 425,000 options are unallocated), and under the 2022 Plan there are 750,000 shares in pool (of which 580,250 options and 5,934 restricted stock units are outstanding and 65,628 are unallocated).

In November 2025, following the approval of TAT's compensation committee and board of directors, the Company’s shareholders annual meeting approved the grant of RSUs to each of Mr. Amir Harel, Mr. Eitan Oppenhaim, and Ms. Sagit Manor, members of the Company’s board of directors, with a grant date fair value of $80,000 (1,987 RSUs per each director). These RSUs vest in full on the date of TAT’s next annual meeting of shareholders, subject to the director’s continued service through such date.

F.          Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

              Not applicable.

Item 7.          Major Shareholders and Related Party Transactions

A.          Major Shareholders

The following table sets forth certain information as of December 31, 2025, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Meitav Investment House Ltd. (3)	1,915,885	14.8%
Phoenix Financial Ltd (4)	949,438	7.3%
Y.D. More Investments Ltd. (5)	900,147	6.9%
Wasatch Advisor LP (6)	781,216	6.0%
Migdal Insurance & Financial Holdings Ltd.	678,353	5.1%

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

(2)	The percentages shown are based on 12,983,137 ordinary shares issued and outstanding as of December 31, 2025 (net of 274,473 dormant shares).

(3)
Based on a Schedule 13G/A filed on January 22, 2026, Meitav Portfolio Management Ltd and Meitav Provident Funds & Pension Ltd. share voting and dispositive power with respect to the 1,915,885 ordinary shares held by Meitav Investment House Ltd. The principal business address of each of the above entities and persons is 1 Jabotinsky St, Bnie Brak, Israel.

(4)
Based on a Schedule 13G/A filed on January 6, 2026, Phoenix Financial Ltd. share voting and dispositive power with respect to the 949,438 ordinary shares held by Phoenix Financial Ltd.  The principal business address of each of the above entities and persons is Derech Hashalom 53, Israel.

(5)
Based on a Schedule 13G/A filed on January 8, 2026,  Y.D. More Investments Ltd, More Provident Funds & Pension Ltd., More Mutual Funds Management (2013) Ltd., More Investment House Portfolio Management Ltd., BYM More Investments Ltd., Eli Levy, Yosef Levy, Benjamin Meirov, Yosef Meirov, Michael Meirov, and Dotan Meirov share voting and dispositive power with respect to the 900,147 ordinary shares held by Y.D. More Investments Ltd.  The principal business address of each to the above entities and persons is 2 Ben-Gurion Street, Ramat Gan, Israel. The securities reported herein are held by More Provident for the benefit of beneficiaries of various provident and pension funds, More Mutual for the benefit of various mutual funds, and More Investment for the benefit of various portfolio management clients.

(6)
Based on a Schedule 13G/A filed on August 14, 2025, Wasatch Advisor LP share voting and dispositive power with respect to the 781,216 ordinary shares held by Wasatch Advisor LP. The principal business address is 505 Wakara Way, 3rd Floor, Salt Lake City, 84108, United States.

(7)
Based on a Schedule 13G/A filed on February 17, 2026, Migdal Insurance & Financial Holdings Ltd share voting and dispositive power with respect to the 678,353 ordinary shares held by Migdal Insurance & Financial Holdings Ltd. The principal business address is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

Significant Changes in the Ownership of Major Shareholders

On December 21, 2023, TAT completed a private placement of 1,158,600 ordinary shares to Israeli institutional and accredited investors at NIS 31.70 per share, generating net proceeds of approximately NIS 36.2 million, representing about 11.5% of its outstanding shares post-issuance; subsequently, in September 2024, TAT accepted commitments and on September 6, 2024 completed a further private placement of 673,340 ordinary shares at NIS 54.95 per share, yielding net proceeds of approximately NIS 36.5 million, while its largest shareholder, the FIMI Funds, concurrently sold 2,349,706 ordinary shares to Israeli institutional and accredited investors for an aggregate NIS 129.1 million (with no proceeds to TAT), resulting in the FIMI Funds beneficially owning approximately 26.6% of the Company’s outstanding shares, with all such transactions conducted solely in Israel pursuant to Regulation S under the U.S. Securities Act and subject to transfer restrictions.

On May 29, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Fimi Opportunity V, L.P., and Fimi Isarel Opportunity Five, Limited Partnership, as selling shareholders (the “Selling Shareholders”), and Stifel, Nicolas & Company, Incorporated and Truist Securities, Inc., as representatives of several underwrites (collectively, the “Underwriters”), relating to an underwritten public offering (the “Offering”) of 4,150,000 ordinary shares of the Company at a public offering. The Company sold 1,625,000 ordinary shares and the Selling Shareholders sold 2,525,000 ordinary shares. Pursuant to the Underwriting Agreement, TAT and the Selling Shareholders also granted the Underwriters an option to purchase up to an additional 242,298 and 380,202 ordinary shares from the Company and the Selling Shareholders, respectively (collectively, the “Options Shares”), at a public offering price less the underwriting discount and commissions (the “Underwriters Option”). On June 26, 2025, following the exercise by the Underwriters of the Underwriters Option in full, the sale and issuance of the Option Shares was completed.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Based on a review of the information provided to us by our transfer agent, as of December 31, 2025, there were 20 holders of record of our ordinary shares, of which 19 record holders holding less than 1.0% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held by brokers or other nominees including CEDE & Co., the nominee for the Depositary Trust Company (the central depositary for the U.S. brokerage community), which held approximately 98.02 % of our outstanding ordinary shares as of such date.

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

In November 2025, Company's annual shareholders meeting approved revised compensation terms for certain members of its Board of Directors, including Mr. Amir Harel, Mr. Eitan Oppenheim and Ms. Sagit Manor (the “Eligible Directors”), in each case as an exception to the Company’s compensation policy. The revised terms include an annual cash retainer, additional fees for service as a chair or member of Board committees, and annual equity-based compensation in the form of restricted stock units, subject to shareholder approval and vesting conditions. In addition, the shareholders approved the grant of a one-time special bonus to its Chief Financial Officer, Mr. Ehud Ben-Yair, in an amount equal to four months of his base salary, totaling $110,000. This special bonus exceeds the cap set forth in the Company’s compensation policy, which limits total bonuses to seven months of base salary, and was therefore approved as an exception to that policy.

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

    None

Item 9.          The Offer and Listing

A.          Offer and Listing Details

Our ordinary shares are traded on NASDAQ under the symbol “TATT”.  On August 16, 2005, we listed our shares for trade on the TASE as a dual listed company.

B.          Plan of Distribution

Not applicable.

C.          Markets

Our ordinary shares are traded on NASDAQ under the symbol “TATT”.  On August 16, 2005, we listed our shares for trade on the TASE as a dual listed company.

D.          Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.           Expense of the Issue

Not applicable.

Item 10.          Additional Information

A.          Share Capital

In November 2025, the Company’s shareholders annual meeting approved to increase the authorized share capital by an additional 4,000,000 ordinary shares, bringing the total authorized share capital to 19,000,000 ordinary shares.

B.          Memorandum and Articles of Association

Set out below is a description of certain provisions of our memorandum of association, articles of association and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the memorandum of association and articles of association, which are incorporated by reference as exhibits to this annual report, and to Israeli law. In November 2025, the Company’s articles of association were amended. A copy of our amended articles of association is filed as an exhibit to this Annual Report.

Purposes and Objects of the Company

We are a public company registered with the Israeli Companies Registry and have been assigned company number 52-0035791. Section 2 of our articles of association provides that we were established for the purpose of engaging in the business of providing services of planning, development, consultation and instruction in the electronics field. In addition, the purpose of our company is to perform various corporate activities permissible under Israeli law.

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

Our articles of association do not impose any mandatory retirement or age-limit requirements on our directors, and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

Our authorized share capital consists of 19,000,000 ordinary shares with no par value.  All outstanding ordinary shares are validly issued, fully paid and non-assessable.

Please refer to Exhibit 2.1 for Items 10.B.3, B.4, B.5, B.6, B.7, B.8, B.9 and B.10.

C.          Material Contracts

Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated.

Material Contract	Location in This Annual Report
Amended 2012 Incentive Plan	“ITEM 6.D Directors, Senior Management and Employees – Share Ownership – 2012 Stock Option Plan.”
Amended and Restated 2022 Stock Incentive Plan	“ITEM 6.D Directors, Senior Management and Employees – Share Ownership – 2022 Stock Option Plan.”
Amended Compensation Policy for Directors and Executives	“ITEM 6.C Directors, Senior Management and Employees – Board Practices – Compensation of Executive Officers and Directors.”
Indemnification Agreement of Directors and Officers	“ITEM 6.C – Directors, Senior Management and Employees – Board Practices – Indemnification and Insurance of Directors and Officers.”

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

The 2005 Amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the 2005 Amendment provided for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the 2005 Amendment provided tax benefits to both local and foreign investors. Companies that meet the specified criteria received the tax benefits without need for prior approval and instead, a company was to claim the tax benefits offered by the Investment Law directly in its tax.

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

Taxation of Non-Israeli Shareholders

The Ordinance generally provides that a non-Israeli resident (either individual or corporation) is subject to, an Israeli income tax at the rate of 25%, or 30% if the recipient is a ”Controlling Shareholder” at the time of distribution or at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

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

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S.-Israel Tax Treaty, each as in effect as of the date of this annual report. In addition, this description also relates to the Tax Cuts and Jobs Act (“TCJA”) signed into law on December 22, 2017, and the One Big Beautiful Bill Act (“OBBBA”) signed into law on July 4, 2025. The OBBBA permanently extended most key individual and international tax provisions of the TCJA that were previously scheduled to sunset at the end of 2025. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

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

With respect to our corporate U.S. holders, the TCJA, as made permanent by the OBBBA, provides a 100% deduction for the foreign-source h provides a 100% deduction for the foreign-source t provides a 100% deduction for the foreign-source i provides a 100% deduction for the foreign-source portion of dividends received after January 1, 2018 from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including Israeli withholding tax (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. Deduction would be unavailable for “hybrid dividends.” The dividend received deduction enacted under the TCJA may not apply to dividends from a passive foreign investment company. This Section 245A dividends received deduction was permanently extended by the OBBBA, with no substantive change to the relevant mechanics.

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

Disposition of Ordinary Shares

Upon the sale or other disposition of ordinary shares, subject to the discussion below under “Passive Foreign Investment Company Considerations”, a U.S. Holder generally should recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares. U.S. Holders should consult their own tax advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

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

If we were classified as a passive foreign investment company, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions”. Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal tax rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or “excess distribution”, cannot be offset by any net operating losses. In addition, holders of shares in a passive foreign investment company may not receive a “step-up” in basis on shares acquired from a decedent. If we are a passive foreign investment company in any year, a U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on the disposition of ordinary shares.

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

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts may be subject to a 3.8% Net Investment Income tax on all or a portion of their “net investment income”, which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares and warrants. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Net Investment Income tax to its income and gains in respect of its investment in our ordinary shares and warrants, including with respect to the eligibility to claim foreign tax credit against such tax.

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

The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at 9335 Harris Corners Pkwy, Charlotte, NC.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2025, our internal control over financial reporting is effective.

(c)	Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(d)	Attestation Report of the Registered Public Accounting Firm

Our internal control over financial reporting as of December 31, 2025 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, as stated in their report which is included under “Item 18—Financial Statements.”

Item 16.         Reserved

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

	Year Ended December 31,
Services Rendered	2025	2024
Audit (1)	$515,717	$323,321
Tax (2)	11,367	16,000
Total	$527,084	$339,321

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

We generally seek to address cybersecurity risks by implementing security measures on our internal computer systems. These security measures include firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated by our IT managers and improved through vulnerability assessments and cybersecurity threat intelligence.

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

Item 18.          Financial Statements

Consolidated Financial Statements of the Company

Item 19.          Exhibits

The following exhibits are filed as a part of this Annual Report:

1.1	Memorandum of Association of the Registrant

1.2	Amended and Restated Articles of Association of the Registrant

2.1	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (1)
4.1	Amended 2012 Incentive Plan

4.2	Amended 2022 Stock Incentive Plan

4.3	Amended Executive and Directors Compensation Policy

4.4	Form of Officers Indemnification Undertaking

4.5	Insider Trading Policy

8.	List of Consolidated Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of independent registered public accounting firm

97	NASDAQ Clawback Policy

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
_________________

(1)	Filed as Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAT TECHNOLOGIES LTD.

	By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer (Principal Financial and Accounting Officer)

Date: March 18, 2026

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

TAT TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of TAT Technologies Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

Recoverability assessment of inventory

As described in Notes 2 and 3 to the consolidated financial statements, the Company's consolidated inventory balance was $75,549 thousand as of December 31, 2025. The Company writes down its inventory for estimated obsolescence and unmarketable inventory equal to the difference between the cost of inventory and net realizable value based upon assumptions of future demand and market conditions. Changes in these assumptions could have a significant impact on the inventory's valuation.

The principal considerations for our determination that performing procedures relating to recoverability assesment of inventory is a critical audit matter are the significant judgement used by management when determining the assumptions relating to future demand and market conditions. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to future demand and market conditions

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s inventory process, including controls over write down of obsolete and unmarketable inventory. These procedures also included, among others, (i) evaluating and testing management’s process for determining the write-down of obsolete and unmarketable inventory; (ii) Compared management’s assumptions related to future demand and market conditions to available external market data for a sample of inventory items; (iii) evaluated management’s ability to accurately estimate future demand by comparing actual inventory usage to estimates made in prior years.

Tel-Aviv, Israel	Kesselman & Kesselman
March 18, 2026	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2009.

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	December 31,
	2025	2024

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$51,259	$7,129
Accounts receivable, net of allowance for credit losses of $172 and $400 thousands as of December 31, 2025 and 2024, respectively	33,420	29,697
Inventory	75,549	68,540
Prepaid expenses and other current assets	6,071	7,848

Total current assets	166,299	113,214

NON-CURRENT ASSETS:
Property, plant and equipment, net	46,922	41,576
Operating lease right of use assets	5,807	2,282
Intangible assets, net	1,452	1,553
Investment in affiliates	4,905	2,901
Restricted deposit	307	305
Funds in respect of employee rights upon retirement	398	654
Deferred tax assets	639	877

Total non-current assets	60,430	50,148

Total assets	$226,729	$163,362

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	December 31,
	2025	2024

LIABILITIES AND SHAREHOLDERS 'EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$2,227	$2,083
Short term loans	-	4,350
Accounts payable	12,986	12,158
Accrued expenses and other	17,296	18,594
Current maturities of operating lease liabilities	1,474	939

Total current liabilities	33,983	38,124

NON-CURRENT LIABILITIES:
Long-term loans	9,485	10,938
Operating lease liabilities	4,448	1,345
Liability in respect of employee rights upon retirement	770	986
Deferred tax liabilities	1,652	-

Total non-current liabilities	16,355	13,269

COMMITMENTS AND CONTINGENCIES (NOTE 11)

Total liabilities	50,338	51,393

SHAREHOLDERS 'EQUITY:
Ordinary shares of NIS 0 par value. Authorized: 19,000,000 shares at December 31, 2025 and 13,000,000 shares at December 31, 2024 Issued:13,257,610 and 11,214,831 shares at December 31, 2025 and 2024, respectively Outstanding: 12,983,137 and 10,940,358 shares at December 31, 2025 and 2024, respectively	-	-
Additional paid-in capital	136,578	89,697
Treasury shares, at cost, 274,473 shares at December 31, 2025 and 2024	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	643	(76)
Retained earnings	41,258	24,436

Total shareholders' equity	176,391	111,969

Total liabilities and shareholders' equity	$226,729	$163,362

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands

	Year ended December 31,
	2025	2024	2023

Revenue:
Products	$50,850	$47,710	$35,241
Services	127,165	104,406	78,553
	178,015	152,116	113,794

Cost of revenue:
Products	35,793	33,986	30,517
Services	98,124	85,116	60,809
	133,917	119,102	91,326

Gross profit	44,098	33,014	22,468

Operating expenses:
Research and development, net	1,384	1,248	715
Selling and marketing	8,576	7,746	5,523
General and administrative	15,730	11,901	10,588
Other income	(404)	(383)	(433)
	25,286	20,512	16,393

Operating income	18,812	12,502	6,075

Interest expense	1,010	1,472	1,683
Other financial (expenses) income, net	(325)	(477)	353

Income before taxes on income	17,477	10,553	4,745

Provision for income taxes	2,143	195	576

Income before share of equity investment	15,334	10,358	4,169

Share in profit of equity investment of affiliated companies	1,488	809	503

Net income	$16,822	$11,167	$4,672

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands, except share and per share data

	Year ended December 31,
	2025	2024	2023

Net income	$16,822	$11,167	$4,672

Earnings per share
Basic	$1.39	$1.08	$0.52
Diluted	$1.37	$1.00	$0.51

Weighted average number of shares outstanding
Basic	12,075,678	10,363,978	8,961,689
Diluted	12,283,312	11,215,827	9,084,022

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S dollars in thousands

	Year ended December 31,
	2025	2024	2023

Net income	$16,822	$11,167	$4,672
Other comprehensive income (loss), net
Net unrealized gains (losses) from derivatives	-	(27)	53
Change in foreign currency translation adjustments	719	(76)	-
Total other comprehensive income (loss)	719	(103)	53

Total comprehensive income	$17,541	$11,064	$4,725

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Total shareholders’ equity
	Number of shares issued	Amount
BALANCE AT DECEMBER 31, 2022	9,186,019	$2,842	$66,245	$(26)	$(2,088)	$8,597	$75,570
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2023:
Comprehensive income	-	-	-	53	-	4,672	4,725
Exercise of options	32,466	8	157	-	-	-	165
Issuance of common shares net of issuance costs of $141 thousands	1,158,600	290	9,774	-	-	-	10,064
Share based compensation	-	-	159	-	-	-	159
BALANCE AT DECEMBER 31, 2023	10,377,085	3,140	76,335	27	(2,088)	13,269	90,683
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2024:
Comprehensive income (loss)	-	-	-	(103)	-	11,167	11,064
Exercise of options	164,406	12	(12)	-	-	-	-
Cancel of shares par value	-	(3,152)	3,152	-	-	-	-
Issuance of common shares net of issuance costs of $162 thousands	673,340	-	9,827	-	-	-	9,827
Share based compensation	-	-	395	-	-	-	395
BALANCE AT DECEMBER 31, 2024	11,214,831	-	89,697	(76)	(2,088)	24,436	111,969
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2025:
Comprehensive income	-	-	-	719	-	16,822	17,541
Exercise of options	175,481	-	282	-	-	-	282
Issuance of common shares on public offering, net of issuance costs of $2,769 thousands	1,625,000	-	39,415	-	-	-	39,415
Exercise of the underwriters' option on public offering, net of issuance costs of $413 thousands	242,298	-	5,953	-	-	-	5,953
Share based compensation	-	-	1,231	-	-	-	1,231
BALANCE AT DECEMBER 31, 2025	13,257,610	$-	$136,578	$643	$(2,088)	$41,258	$176,391

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$16,822	$11,167	$4,672

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,101	5,455	4,710
Loss (gain) from change in fair value of derivatives	-	22	(9)
Net change in operating right of use asset and operating lease liability	112	18	22
Noncash financial expenses (income)	1,881	(187)	(172)
Decrease in restructuring plan provision	-	(63)	(126)
Change in allowance for credit losses	(228)	55	(182)
Share in results of affiliated companies	(1,488)	(809)	(503)
Share based compensation	1,231	395	159
Capital gains from sale of property, plant and equipment	(401)	(478)	(530)
Deferred income taxes, net	1,890	117	235
Changes in operating assets and liabilities:
Increase in trade accounts receivable	(3,495)	(9,743)	(4,205)
Decrease (increase) in other current assets and prepaid expenses	2,235	(1,463)	(225)
Increase in inventory	(7,532)	(17,165)	(5,400)
Increase (decrease) in trade accounts payable	359	2,170	(245)
Increase (decrease) in accrued expenses and other	(1,513)	4,691	4,054
Net cash provided by (used in) operating activities	14,974	(5,818)	2,255

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property, plant and equipment	900	1,275	2,002
Purchase of property, plant and equipment	(10,954)	(5,126)	(5,102)
Purchase of intangible assets	-	-	(479)
Net cash used in investing activities	(10,054)	(3,851)	(3,579)

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	$(2,088)	$(2,016)	$(1,701)
Net change in short term loans	(4,350)	(7,650)	1,000
Proceeds from long-term loans received	-	-	712
Proceeds from issuance of ordinary shares and exercise of underwriters’ option	48,550	9,827	10,064
Issuance costs of ordinary shares and exercise of the underwriters' option	(3,182)	-	-
Proceeds from exercise of options	282	-	165
Net cash provided by financing activities	39,212	161	10,240

Net increase (decrease) in cash and cash equivalents and restricted cash	44,132	(9,508)	8,916
Cash and cash equivalents and restricted cash at beginning of period	7,434	16,942	8,026
Cash and cash equivalents and restricted cash at end of period	$51,566	$7,434	$16,942

Supplementary information on investing and financing activities not involving cash flows:
Additions of operating lease right-of-use assets and operating lease liabilities	3,859	983	1,345
Reclassification of inventory to property, plant and equipment	579	155	68

Supplemental disclosure of cash flow information:
Interest paid	1,001	1,400	1,438

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1 -          DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business

TAT Technologies Ltd., (“TAT” or the “Company”) an Israeli corporation, incorporated in 1985, is a leading provider of solutions and services to the aerospace and defense industries. TAT has the following wholly owned subsidiaries, hereinafter collectively referred to as the “Group”: Limco-Piedmont Inc. (“Limco-Piedmont”), Limco Airepair Inc. (“Limco”), a wholly owned Delaware subsidiary of Limco-Piedmont, Piedmont Aviation Component Services LLC (“Piedmont”), a North Carolina limited liability company, wholly owned subsidiary of Limco-Piedmont Inc., and Turbochrome Ltd. (“Turbochrome”). Additionally, the Company holds 51% of TAT-Engineering LLC (“TAT-Engineering”), which was established in January 2016 as a joint venture. The accounting treatment of the joint venture is based on the equity method due to participating rights granted to the other stockholder.

TAT operations is focused on the following four segments: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories mainly through its Kiryat Gat facility; (ii) MRO (“Maintenance Repair and Overhaul”) services for heat transfer components and OEM of heat transfer solutions through Limco; (iii) MRO services for aviation components (mainly Auxiliary Power Unit “APU” and Landing Gear “LG”) through Piedmont; and (iv) overhaul and coating of jet engine components through Turbochrome. TAT targets the commercial aerospace (serving a wide range of types and sizes of commercial and business jets), military aerospace and ground defense sectors. TAT’s shares are listed on both the NASDAQ (under the symbol TATT) and Tel-Aviv Stock Exchange (under the symbol TAT Tech).

On February 28, 2026, Israel and the United States launched a joint attack on Iran, targeting key officials, military commanders and facilities, resulting in the death of Iran’s Supreme Leader and other key officials and military commanders. In retaliation, Iran launched hundreds of ballistic missiles and drones against civilian targets in Israel and against U.S. military bases, civilian aviation facilities and other civilian targets in several countries in the Persian Gulf, including Jordan, Kuwait, Bahrain Qatar, Iraq, Saudi Arabia and United Arab Emirates. The war has also led to widespread airspace closures in the region.

Currently, TAT continues its business and operations but the intensity and duration of Israel’s current war is difficult to predict, as are such wars’ economic implications on our business and operations and on Israel's economy in general. To date, the Company’s operations and financial results have not been materially affected by these events.

Also, since this is an event beyond the Company’s control and may impact our Israeli activity, its continuation or cessation may affect our expectations. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees. For the years ended December 31, 2025, 2024 and 2023, the Group’s activity in Israel contributed $49.5, $43.8 and $33.9 million out of total revenue of $178.0, $152.1 and $113.8 million, respectively.

Furthermore, during 2025, global conflicts continue to create volatility in global financial and energy markets and contribute to supply chain shortages adding to the inflationary pressures in the global economy. These lead to higher material and labor costs, and as a result the Company decided to retain higher inventory levels. The Company actively collaborates with its suppliers to minimize the impacts of supply shortages on manufacturing and MRO services.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1 -          DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION (CONT)

International operations are subject to a number of other risks, including import and export laws and the impact of tariffs. Changes in global tariff regimes, whether recently implemented or anticipated, may have broader implications for the Company’s operations. These may include increased volatility in purchasing prices due to shifting import costs, particularly with respect to raw materials and components sourced internationally.

Furthermore, elevated tariffs can affect the pricing structure and profitability of cross-border transactions, potentially requiring adjustments to existing contracts with customers and suppliers located outside of the United States. While the full impact of these tariffs remains uncertain, the Company expects that tariff related costs will be substantially passed to customers. As such, the Company is expecting minimal to no impact from the changes above.

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

As applicable to these financial statements, the most significant estimates and assumptions relate to: recoverability of inventory and income taxes.

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

Transactions and balances originally denominated in dollars are presented at their original amounts.  Balances in currencies other than the U.S. dollar are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively.  For non-dollar transactions and other items in the statements of operations (indicated below), the following exchange rates are used: (i) for transactions – exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, etc.) – historical exchange rates.  Currency transaction gains and losses are carried to other financial income (expenses), net, as appropriate.

The financial statements of TAT-Engineering are included in the consolidated financial statements, based on translation into U.S. dollars. Balance of the Investment is translated at year-end exchange rates, while share in profit is translated at average exchange rates during the year. The remeasurement adjustments of foreign currencies translation are included in the Company’s shareholders’ equity as a component of accumulated other comprehensive income (loss).

TAT TECHNOLOGIES LTD.

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

Cash and Cash equivalents

All highly liquid investments, which include short-term bank deposits, that are not restricted as to withdrawal or use. The period to maturity of which does not exceed three months at the time of investment, are considered to be cash equivalents.

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

	December 31,
	2025	2024

Cash and cash equivalents	$51,259	$7,129
Restricted deposit long term	307	305
Total cash and cash equivalents and restricted cash equivalents	$51,566	$7,434

Accounts receivable, net

The Group’s accounts receivable balances are due from customers primarily in the airline and defense industries. Credit is extended based on evaluation of a customer’s financial condition credit insurance limits and generally, collateral is not required. Trade accounts receivable from sales of services and products are typically due from customers within 30 to 90 days. Trade accounts receivable balances are stated at amounts due from customers net of a provision for current expected losses.

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

Since the Group sells products and services related to airplane accessories for airplanes that can be in service for 20 to 50 years, the Group must keep a supply of such products and parts on hand while the airplanes are in use. The Group writes down its inventory for estimated obsolescence and unmarketable inventory equal to the difference between the cost of inventory and net realizable value, which includes costs to sell based upon assumptions of future demand and market conditions.

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

Property, plant and equipment

Property, plant and equipment are stated at cost, after deduction of the related investment grants, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Years

Buildings	25 - 39
Leasehold improvements	3 - 5
Machinery and equipment	3 - 20
Motor vehicles	7
Office furniture and equipment	3 - 5
Internal use software	7-15

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

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -          SIGNIFICANT ACCOUNTING POLICIES (CONT)

Government grants

Grants received from the Israel Invitation Authority (“IIA”) for approved research and development projects are recognized at the time the Company is reasonably assured that it will be entitled to such grants, on the basis of the costs incurred and included as a deduction from research and development expenses.

Government grants relating to the purchase of property, plant and equipment are presented in the consolidated balance sheet as a deduction to the carrying amount of the asset and they are credited to profit or loss on a straight-line basis over the estimated useful lives of the related assets.

Grants received according to the European Research Council (“ERC”) and Paycheck Protection Program (PPP) plan launched by the US government are recognized at the time the Company is reasonably assured that it will be entitled to such grants, on the basis of the costs incurred and included as a deduction from cost of revenues and operational expenses, as applicable.

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

Leases

The Company as a lessee

Under ASC 842, Leases, the Company determines if an arrangement is a lease at inception. Upon initial recognition, the Company recognized a liability at the present value of the lease payments to be made over the lease term and concurrently recognized a right of use (“ROU”) asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets are recognized as the lease liability, adjusted for lease incentives received and prepayments made. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. On the commencement date, lease payments that include variable lease payments dependent on an index or a rate (such as the Consumer Price Index or a market interest rate), are initially measured using the index or rate at the commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. As the Company’s leases do not provide an implicit rate, the Company’s uses its estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense  is recognized on a straight-line basis over the lease term.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -          SIGNIFICANT ACCOUNTING POLICIES (CONT)

Income from leasing transactions

The Company accounts for certain leasing revenues in accordance with ASC 842, which qualify for operating lease treatment. For operating leases in which the Company is the lessor, lease payments are recognized as leasing revenue over the lease term on a straight-line basis. APUs engines under operating leases are classified as property, plant, and equipment and depreciated over the useful life, based on the lesser of 1,000 leasing days or 5,000 LLP (Life Limited Parts).

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

Impairment of long-lived assets

Long-lived assets, including property, plant and equipment, operating lease right of use assets and definite life intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized and the assets (or asset group) would be written down to their estimated fair values.

Treasury Shares

Ordinary shares held by the Company are presented as a reduction of equity at their cost to the Company. The treasury shares have no rights.

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

Revenues are recorded in the amount of consideration to which the Company expects to be entitled in exchange for performance obligations upon transfer of control to the customer, excluding amounts collected on behalf of other third parties such as VAT and sales taxes.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -          SIGNIFICANT ACCOUNTING POLICIES (CONT)

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, Revenue from Contracts with Customers, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied.

The Company has also adopted the following exemptions and accounting policies:

•	The Company accounts for shipping as fulfillment costs, in cases in which the shipping occurs after the customer has obtained control of a good.

•
The Company adjusts the promised amount of consideration for the effects of a significant financing component, in cases in which the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

•
Revenues from the sale of OEM products are recognized at a point in time when the customer obtains control of the product, typically upon shipment. Invoices are issued based on the customer's approved purchase order and payments are due from customers within 30 to 90 days from invoice date.

•
Revenues from the sale of MRO services is recognized at a point in time, which involve receiving customers' purchase orders, completing the service, and fulfilling inspection quality assurance obligations at the company's production site. Payments are due from customers within 30 to 90 days from invoice date.

Contract costs

The Company capitalizes certain costs, which are considered incremental costs, to obtain long-term contracts with customers that will be used in satisfying related performance obligations in the future; and are expected to be recovered. Such costs are amortized over the life of the expected contract period. Such contract costs are amortized and included in sales and marketing and general and administrative in the consolidated statements of operations.

Contract liabilities

Contract liabilities are mainly comprised of deferred revenues which are included under accrued expenses and other in the consolidated balance sheet.

Warranty costs

The Group provides warranties for its products and services ranging from one to three years, which vary with respect to each contract and in accordance with the nature of each specific product. According to Company's experience, most of the warranty costs are incurred during the first year of the contract.

The Group estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time revenue is recognized under accrued expenses and other in the consolidated balance sheet. The Group periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Research and development

Research and development costs, net of grants, are charged to expenses as incurred and consist primarily of personnel and related expenses for research and development activities.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -          SIGNIFICANT ACCOUNTING POLICIES (CONT)

Fair value measurement

The Company’s financial instruments consist mainly of cash and cash equivalents, restricted deposits, accounts receivable, accounts payable, accrued expenses and other liabilities. The carrying values of these financial instruments approximate their fair values due to their short maturities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data or active market data for similar but not identical assets or liabilities.

 Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers credit risk in its assessment of fair value.

Concentrations of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted deposits and accounts receivable.

Cash and cash equivalents are deposited with several major banks in Israel and the United States. Such deposits in the United States and Israel may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's cash and cash equivalents are financially sound, and that the Group has not been affected by certain banking institutions in the United States. Accordingly, minimal credit risk exists with respect to these financial instruments.

The Group's accounts receivable are derived mainly from sales to customers in the United States, Israel and Europe. The Group generally does not require collateral; however, in certain circumstances the Group may require letters of credit. Management believes that credit risks relating to accounts receivable are minimal since the majority of the Group's customers are world-leading manufacturers of aviation systems and aircrafts, international airlines, governments and air forces, and world-leading manufacturers and integrators of defense and ground systems.  In addition, the Group has large number of customers with wide geographic spread which mitigates the credit risk. The Group performs ongoing credit evaluation of its customers' financial condition. As part of the risk management, the Company purchased a credit insurance policy from a well-known insurance Company. As of December 31, 2025 and 2024, the Company has a single customer which represents 13% and 24% of the Company's accounts receivable, respectively.

Income taxes

Income taxes are accounted for in accordance with ASC 740, Income Taxes. This statement prescribes the use of the asset and liability method; whereby deferred tax assets and liabilities account balances are determined based on temporary differences between financial reporting and tax basis of assets and liabilities and for tax loss carryforwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to be reversed. The Group provides a valuation allowance, if it is more likely than not that a portion of the deferred income tax assets will not be realized.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -          SIGNIFICANT ACCOUNTING POLICIES (CONT)

Taxes which would apply in the event of disposal of investments in domestic and foreign subsidiaries have not been taken into account in computing the deferred taxes, when the Group’s intention is to hold, and not to realize the investments.

The Group did not provide for deferred taxes attributable to dividend distribution out of retained tax-exempt earnings from "Approved/Benefited Enterprise" plans, since it intends to permanently reinvest them and has no intention to declare dividends out of such tax-exempt income in the foreseeable future. Management considers such retained earnings to be essentially permanent in duration.

The results for tax purposes for TAT’s Israeli subsidiaries are measured and reflected in NIS. As explained previously, the consolidated financial statements are measured and presented in U.S. dollars. In accordance with ASC 740, TAT has not provided deferred income taxes on the differences resulting from changes in exchange rate and indexation.

The Group follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. The Group’s policy is to include interest and penalties related to unrecognized tax benefits within other financial income (expense). Such liabilities are classified as long-term, unless the liability is expected to be resolved within twelve months from the balance sheet date.

Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average shares outstanding of the Company's ordinary shares, for each period, net of treasury shares.

Diluted earnings per share are calculated by dividing the net income by the fully diluted weighted average share outstanding of ordinary shares outstanding during each period. Potentially dilutive shares include outstanding options and unvested RSUs granted to officers, directors and employees, using the treasury stock method.

Share-based compensation

The Group applies ASC 718 - Stock Based Compensation with respect to officers, directors and employees options and Restricted Stock Units (“RSUs”), which requires awards classified as equity awards to be accounted for using the grant-date fair value method. The fair value of option is estimated using the Black-Scholes valuation model, the compensation costs is recognized as expense over the requisite service period. The fair value of RSUs is equal to the market value of the Company's common shares on the date of grant.

The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule using the accelerated method over the requisite service period.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -          SIGNIFICANT ACCOUNTING POLICIES (CONT)

Comprehensive income (loss)

Comprehensive income includes, in addition to net income, gains and losses of derivatives designated for cash flow hedge accounting and translation adjustments (net of related taxes where applicable).

Reclassification adjustments for gain or loss of derivatives are included in the relevant line item in the statement of income.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Group, but which will only be resolved when one or more future events occur or fail to occur. The Group’s management assesses such contingent liabilities and estimated legal fees. Such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Group or unasserted claims that may result in such proceedings, the Group’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Management applies the guidance in ASC 450-20-25 – Contingencies, when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is recorded as accrued expenses in the Group’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material are disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Recently Issued Accounting Principles

Recently adopted accounting pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amended guidance enhances income tax disclosures primarily related to the effective tax rate reconciliation and income taxes paid information. This guidance requires disclosure of specific categories in the effective tax rate reconciliation and further information on reconciling items meeting a quantitative threshold. In addition, the amended guidance requires disaggregating income taxes paid (net of refunds received) by federal, state, and foreign taxes. It also requires disaggregating individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amended guidance is effective for fiscal years beginning after December 15, 2024. The Company adopted this standard in the current period retrospectively to all prior periods presented in the entity’s financial statements. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements and related disclosures.

New accounting pronouncements effective in future periods

In November 2024, the FASB issued ASU No. 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The ASU improves the disclosures about a public business entity’s expense and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, SG&A and research and development). The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -          SIGNIFICANT ACCOUNTING POLICIES (CONT)

On July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods in those years. Entities that elect the practical expedient and, if applicable, make the accounting policy election are required to apply the amendments prospectively. The Company is currently evaluating the potential impact of this guidance on its consolidated financial statements and disclosures.

NOTE 3 -          INVENTORY

Inventory is composed of the following:

	December 31,
	2025	2024

Raw materials and components	$59,585	$50,197
Work in progress	15,478	17,382
Finished goods	486	961

Total inventory	$75,549	$68,540

Inventory write-down expense due to slow-moving inventory amounted to $1,180, $547 and $187 for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company maintains a wide range of exchangeable units and other spare parts related to its products and services in various locations. Due to the long lead time of its suppliers and manufacturing cycles, the Company needs to forecast demand and commit significant resources towards these inventories. As such, the Company is subject to risks including excess inventory of exchangeable units and other spare parts that are no longer relevant.

NOTE 4 -          INVESTMENT IN AFFILIATES

On November 25, 2015, the Company signed an agreement with a Russia-based Engineering Holding of Moscow (“Engineering”), to establish a new facility for the provision of services for heat transfer products. The new Company, TAT-Engineering LLC, established in January 2016, is based in Novosibirsk’s Tolmachevo airport and provides services for heat transfer products. TAT held 51% of TAT-Engineering LLC's shares and the remaining 49% are held by Engineering. The accounting treatment of the joint venture is based on the equity method due to participating rights granted to the other stockholder. The functional currency of TAT-Engineering is their local currency.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4 - INVESTMENT IN AFFILIATES (CONT)

The summarized financial information of TAT-Engineering LLC as follows:

	December 31,
	2025	2024
Balance sheets:
Current assets	$7,425	$3,512
Non-current assets	706	1,093
Current liabilities	2,319	1,721

	Year ended December 31,
	2025	2024	2023
Statements of operation:
Revenues	$5,126	$3,366	$2,702
Gross profit	3,282	2,095	1,739
Net income	2,969	1,414	987
Net income attributable to the Company	1,488	809	503

NOTE 5 -          PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2025	2024
Cost:
Land and buildings	$10,993	$10,879
Leasehold improvements	9,471	9,408
Machinery and equipment	85,570	79,512
Motor vehicles	259	259
Office furniture and equipment	2,822	1,628
Internal use software	4,630	4,204
	113,745	105,890

Less: Accumulated depreciation and amortization	66,823	64,314
Depreciated cost	$46,922	$41,576

Depreciation and amortization expenses amounted to $4,839, $5,187 and $4,430 for the years ended December 31, 2025, 2024 and 2023, respectively.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6 -          LEASES

The Company provides its customers with leasing services of APU engines. The results are reported as part of the Company's activity in MRO services for aviation components. The net revenues from the lease services amounted to $6.9, $5.1 and $5.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company leases its operating and office facilities for various terms under long-term, non-cancellable operating lease agreements. The leases expire at various dates through 2035, certain leases contain options to renew or terminate the lease, which are not reasonably certain to be exercised and therefore are not factored into our determination of lease payments.

In 2023, TAT signed a lease agreement for a facility in Charlotte, North Carolina, U.S., which will expire on April 30, 2029. TAT recognized an operating ROU assets and related operating lease liability of approximately $1.0 million.

In January 2024, Piedmont entered into a lease agreement for a building which generated a ROU asset and related lease liability of approximately $0.5 million, which will last until December 2026.

In April 2025, Piedmont signed a renewal of lease agreement for a facility in Greensboro, North Carolina, U.S., for 5 years, with a lease term commencing on July 1, 2025, and that will expire on June 30, 2030. Piedmont has an option of extending the terms of the lease for another 5 years, commencing upon expiration of the extended term. This option was not considered in the calculation of the ROU assets and lease liability. As a result, Piedmont recognized a ROU assets and related operating lease liability of approximately $1.6 million.

In May 2025, TAT on behalf of Limco signed a new lease agreement for an R&D facility in North Carolina, U.S., with a lease term of 10 years that will expire on April 30, 2035. TAT has the right to terminate the lease at the end of the 7th year subject to payment of termination fee of $225 thousand plus other charges. As a result, Limco recognized ROU assets and related operating lease liability of approximately $1.0 million.

In August 2025, TAT signed a new lease agreement for a facility in Kiryat Gat, Israel, with a lease term of 5 years that will expire in August 2030. TAT has an option of extending the terms of the lease for another 5 years, commencing upon expiration of the new lease term. This option was not considered in the calculation of the ROU assets and lease liability. As a result, TAT recognized an ROU assets and related operating lease liability of approximately $0.9 million.

During 2025 and 2024, TAT entered into lease agreements for 6 and 15 vehicles, respectively, for a term of 3 years, totaling approximately $0.6 million of ROU assets and related lease liabilities.

The lease expense was as follows:

	Year ended December 31,
	2025	2024
Operating lease expenses	$1,613	$1,329

Supplemental cash flow information related to leases was as follows:

	Year ended December 31,
	2025	2024
Operating cash flows used for operating leases	$1,660	$1,447
Right-of-use assets obtained in exchange for lease obligations (non-cash)	$3,859	$983

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6 -          LEASES (CONT)

Supplemental balance sheet information related to operating leases is as follows:

	December 31,
	2025	2024
Operating Leases
Operating lease right-of-use assets	$5,807	$2,282

Current operating lease liabilities	$1,474	$939
Non-current operating lease liabilities	4,448	1,345
Total operating lease liabilities	$5,922	$2,284

Weighted Average Remaining Lease Term
Operating leases - Israel	4.39	3.47
Operating leases – United States	5.93	2.44

Weighted Average discount rate
Operating leases - Israel	4.7%	4.52%
Operating leases – United States	6.41%	6.27%

As of December 31, 2025, the maturities of lease liabilities were as follows:

Year	Amount
2026	$1,805
2027	1,423
2028	1,212
2029	1,038
2029 and after	1,526
Total lease payments	7,004
Less imputed interest	(1,082)
Total	$5,922

NOTE 7 -          INTANGIBLE ASSETS

Intangible assets are composed of the following:

	December 31,
	2025	2024
Commercial licenses
Cost	$2,670	$2,509
Accumulated amortization	(1,218)	(956)
Amortized cost	$1,452	$1,553

In September 2020, Piedmont signed a 10-year agreement for the commercial MRO services for aviation components. Under this contract, Honeywell licensed Piedmont as an authorized MRO station of APU  331-20X.

Estimated amortization expenses for the five succeeding years are $279 thousand per year.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8 -          LONG-TERM LOANS AND CREDIT LINES

Long-term loans and lines of credit composed of the following:

		December 31,		Current Interest Rate	Duration (in Years)
		2025	2024
Israel
Government guaranteed loans	a	$3,833	$3,990	7.25%	5-10
Commercial loans	b	1,961	2,171	6.65%	7
United States
Commercial loans	c	5,480	6,285	3.75% - 4.4%	7-10
Line of credit	d	-	4,350	7.25% - 8.6%	Revolving
Machinery finance loans	e	438	575	6.5%	5
		$11,712	$17,371

a.
In 2020 and 2021, TAT obtained several loans from the Israeli banks (with a guaranty from the Israeli government) in an aggregate amount of $6.3 million. The loans bear annual interest at Prime Rate +1.5% which are repaid in equal monthly installments starting from April 2021 through February 2031. The loans were received and are payable in NIS.

b.
In March 2022, TAT obtained a loan from a commercial bank in the amount of $3.7 million. The loan bears annual interest at Prime Rate +0.9% and is repaid in equal monthly installment starting from April 2022 through March 2029.

c.
In May 2022, Piedmont obtained a loan from a commercial bank in the US in the amount of $3.0 million. The loan is secured with a first-degree lien on Piedmont’s equipment. The loan bears an annual interest which is repaid in equal monthly installments until 2029. In August 2022, Limco obtained a long-term loan of $5.0 million from a commercial bank in the US. The loan bears an annual interest which is repaid in equal monthly installments until August 2032. The loan is secured with a first-degree lien on Limco’s equipment.

d.
In February 2022, Piedmont obtained a credit line from a US commercial bank in the amount of $7.0 million with a maturity date of February 2024. In February 2024, Piedmont signed a new loan contract extending the existing line of credit by 2 years and securing an additional credit in the amount of $7 million, bringing the total line of credit to $14.0 million. As of December 31, 2024, $2.85 million of this credit line was utilized. As of December 31, 2025, Piedmont has no outstanding drawdown on this line of credit.

In March 2022, Limco obtained a line of credit for $5.0 million from a commercial bank in the US. Further, April 2024, Limco signed a contract extending the existing line of credit by 2 years. This line of credit bears annual fixed interest of 7.25%. As of December 31, 2024, $1.5 million of this credit line was utilized. As of December 31, 2025, Limco has no outstanding drawdown on this line of credit.

e.	In 2023 Piedmont obtained loans from Machinery Finance totaling $0.7 million. The loans bear annual interest of 6.5% which are repaid in equal monthly installments until 2028.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8 - LONG-TERM LOANS AND CREDIT LINES (CONT)

f.
In June 2023, TAT secured another short-term line of credit from an Israeli bank for $4.5 million. The company’s building and land in Kiryat Gat serve as collateral for this loan. As of December 31, 2025, the Company has not utilized this credit line.

In respect of the line of credits and the commercial loans, the Company and its subsidiaries are required to meet certain financial covenants. As of December 31, 2025, the Company and its subsidiaries met all its covenants

Maturities of long-term loans are as follows:

Year	Amount
2026	$2,227
2027	3,427
2028	2,057
2029	1,534
2030 and after	2,467
$11,712

The carrying value of the Company’s long-term debt approximates its fair value, except for the following:

	Fair value		Carrying Amount
	2025	2024	2025	2024

The TAT subsidiary loan at c above	$1,803	$1,953	$1,868	$2,224
The other TAT subsidiary loan at c above	$3,158	$3,566	$3,612	$4,061

NOTE 9 -          ACCRUED EXPENSES AND OTHER

Accrued expenses and other is composed of the following:

	December 31,
	2025	2024

Accrued payroll and employees’ benefits	$5,969	$6,292
Contract liabilities*	5,900	6,928
Accrued royalties	3,151	3,097
Accrued expenses	948	1,288
Warranty provision	378	353
Other	950	636

	$17,296	$18,594

* Contract liabilities primarily included advance payments from customers expected to be recognized within a year. For the years ended December 31, 2025 and 2024, $3,153 and $4,209, respectively, of the recognized revenue was included in deferred revenue at the beginning of the periods.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 -          LONG-TERM EMPLOYEE-RELATED OBLIGATIONS

With regards to Israeli employees, the Company is required to make severance payments upon dismissal of an employee or upon termination of employment in certain circumstances. The severance payment liability due to the employees is based upon length of service and the latest monthly salary, (equivalent to one month’s salary for each year employed) is recorded on the Company’s balance sheet under “Liability in respect of employees rights upon retirement.” The liability is recorded as if it were payable at each balance sheet date on an undiscounted basis.

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

With regard to employees that are not under the Contribution Plan, the liability is funded in part from the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the balance sheets under “Funds in respect of employee rights upon retirement.” These funds are Company’s assets.

In the years ended December 31, 2025, 2024 and 2023, the Company expense $760, $582, and $610, respectively, with pension funds and insurance companies in connection with its severance payment obligations.

The amounts of severance payments, actually paid to retired employees, by TAT were $15, $31 and $116 for the years ended December 31, 2025, 2024 and 2023.

TAT expects to pay $674 in future benefits to their employees during 2026 through 2035 upon their normal retirement age. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date.

These amounts do not include amounts that might be paid to employees that will cease working for the Israeli Company before their normal retirement age.

Year	Amount

2026	$185
2027	166
2028	75
2029	4
2030	46
Thereafter (through 2035)	198
Total	$674

Limco-Piedmont sponsors a 401(k) safe harbor profit sharing plan covering substantially all of its employees. The plan requires the employer to contribute a match which is currently done on a payroll period basis, matching 100% of the first 2% and 50% of all salary deferrals made up to the next 3%. In addition, the plan allows for a discretionary qualified non-elective contribution for the plan year. Contributions to the plan by Limco-Piedmont were $957, $645, and $569 for the years ended December 31, 2025, 2024 and 2023, respectively.

The Group expects to contribute approximately $1,804 in 2026 as it relates to the pension funds and insurance companies in respect of their severance and pension pay obligations in Israel as well as 401(k) contribution in the U.S.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 -          COMMITMENTS AND CONTINGENCIES

Commission arrangements

The Group is contracted to pay sales commission ranging from 1% to 10% to sale agents and employees based on the total sales and profits from contracts. Commission expenses were $895, $778, and $361 for the years ended December 31, 2025, 2024 and 2023, respectively.

Royalty commitments

The Company is committed to paying royalties as percentage of revenue or as a percentage of purchase in the amount ranging from 5% to 25% to certain OEM as part of the Company’s license agreements. Royalties expense were $5,727, $4,983, and $3,298 for the years 2025, 2024 and 2023, respectively.

Guarantees

(1)
In order to secure TAT's liability to the Israeli customs, the Company provided bank guarantees in amounts of 100 thousand NIS (approximately $31.3). The guarantees are linked to the consumer price index and will expire from May 2025 through May 2026.

(2)	TAT has provided bank guarantee to Ministry of Economy in amounts of 495 thousand NIS (approximately $155).

(3)	Turbochrome has provided a bank guarantee to the local planning and building committee in amounts of $33).

(4)	TAT has provided a bank guarantee for a building lease in the amount of 212 thousand NIS (approximately $67).

(5)	Gedera has provided a guarantee to a customer in the amount of $800 for advanced funds on a long-term contract.

Litigation

On July 12, 2022, TAT filed a suit against TAT Industries Ltd. in the District Court of Tel Aviv. TAT had leased the Gedera facility from TAT Industries Ltd. until the termination of the lease agreement in 2022. TAT asserts that TAT Industries Ltd. has unlawfully forfeited a bank guarantee that was granted for the benefit TAT Industries Ltd. in connection with the lease in Gedera in the amount of $750 thousands. On December 28, 2022, TAT Industries Ltd. filed a counterclaim against TAT asserting damages caused by TAT in connection with the lease in Gedera. The evidentiary hearings concluded on June 29, 2025, and the parties completed their closing arguments by November 23, 2025. TAT intends to vigorously defend the counterclaim by TAT Industries Ltd. and TAT estimates that is not probable that TAT Industries Ltd.’s claim against TAT will be approved.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 -          SHAREHOLDERS' EQUITY

Ordinary Share

TAT's ordinary shares confer upon their holders' voting rights, the right to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of TAT. TAT's treasury shares have no rights.

On September 1, 2024, TAT completed the issuance and sale of 673,340 ordinary shares in a private placement to Israeli institutional and accredited investors (as defined under Israel’s Securities Law, 5728-1968), for a purchase price of NIS 54.95 per share (which equaled $15.03 per share based on the exchange rate published by the Bank of Israel at such time), resulting in net proceeds to the Company, after a deduction of offering expenses, of approximately NIS 36.5 million (or approximately $10.0 million). The newly issued shares represent approximately 6.2% of the Company’s issued and outstanding ordinary shares after the consummation of such sale. The private offering expenses totaled $163 thousand.

Pursuant to the resolution of the shareholders' meeting held on August 15, 2024, the Company’s articles of association were amended. This amendment cancels the par value of the Company’s Ordinary Shares. As a result of this change, $3,152 par value was reclassified from ordinary shares to additional paid-in capital.

At a special shareholder meeting in March 2025, TAT’s shareholders approved the increase of its authorized share capital from 13,000,000 to 15,000,000 ordinary shares.

On June 3, 2025, the Company completed a public offering of 1,625,000 of its ordinary shares, no par value per share, at a public offering price of $26.00 per share for gross proceeds of $42.3 million. The issuance costs incurred were $2.8 million, hence, generating net proceeds of $39.4 million. In addition, 2,525,000 ordinary shares were sold by existing shareholders as part of the same offering.

On June 26, 2025, the underwriters exercised in full their option to purchase an additional 242,298 ordinary shares from the Company and 380,202 ordinary shares from selling stockholders at offering price of $26.00. The issuance costs incurred were $0.4 million. This resulted in additional net proceeds of approximately $6.0 million to the Company.

The net proceeds for the Company from this public offering after issuance costs is $45.4 million.

On November 4, 2025, at the Annual and Special General Meeting of the shareholders a resolution was approved to increase the authorized capital stock of the Company from 15,000,000 to 19,000,000 ordinary shares.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 -          SHAREHOLDERS' EQUITY (CONT)

Stock option plans

In November 2011, the Company’s compensation committee and board of directors approved a stock option plan (the “2012 Plan”), which was subsequently approved by TAT’s shareholders, on June 28, 2012. According to the 2012 Plan, an aggregate of 980,000 options exercisable into up to 980,000 ordinary shares of TAT may be granted to certain members of our board of directors and certain senior executives at an exercise price not less than the fair market value of the shares covered by the option on the date of grant.

On August 30, 2018, the Company's compensation committee, followed by the Board of Directors, approved the amended and restated Company's 2012 Plan. On October 4, 2018, the Company's amended and restated 2012 Plan was approved at the annual general meeting of shareholders. As part of the Company's 2012 Plan’s amendments it was determined that if the Company declares a cash dividend to its shareholders, and the distribution date of such dividend will precede the exercise date of an Option, including for the avoidance of doubt, Options that have yet to become vested and Options which have been granted prior to the adoption of such amendment to the Plan, the exercise price of the option shall be reduced in the amount equal to the cash dividend per share distributed by the Company.

Following the approval of TAT's compensation committee and board of directors, on November 8, 2022, the Company’s shareholders approved the 2022 stock option plan with the same terms and condition as the 2012 plan (the “2022 Plan”, and together with the 2012 Plan, the “Plans”). According to the 2022 Plan, an aggregate of 550,000 options exercisable into up to 550,000 ordinary shares of TAT may be granted to certain members of our board of directors and certain senior executives at an exercise price not less than the fair market value of the shares covered by the option on the date of grant

In March 2025, following the approval of TAT's audit committee and board of directors, the Company’s shareholders annual meeting, approved the amended and restated Company’s 2022 Stock Plan (the “Amended and Restated Company’s 2022 Stock Option Plan”).  The main amendment in the Amended and Restated Company's 2022 Stock Option Plan is the increase in the maximum number of ordinary shares of the Company that may be issued under the Amended and Restated Company's 2022 Stock Option Plan by an additional 200,000 ordinary shares, such that after the increase, the original option pool after the additional ordinary shares will equal a total of 750,000 ordinary shares.

Following the approval of TAT's compensation committee and board of directors, on November 4, 2025, the Company’s shareholders approved the amended and restated version of both the 2012 Stock Option Plan and the 2022 Stock Option Plan (together, the "Amended and Restated Incentive Plans"). Each of these plans has been updated and expanded to reflect the broadened scope of equity-based awards that may now be granted under the plans. Accordingly, the plans, previously known as the 2012 Stock Option Plan and the 2022 Stock Option Plan, have been renamed the 2012 Incentive Plan and the 2022 Incentive Plan, respectively, to reflect this broader scope. These amendments are intended to provide the Company with greater flexibility in structuring equity-based compensation, to better align the plans with current market practices and the evolving needs of the Company, and to support the Company’s ability to attract, retain and incentivize key employees, officers, directors and consultants.  The amendments do not increase the total number of Ordinary Shares available for issuance under either plan. Additionally, under the amendments to the 2012 and 2022 Incentive Plans, the approval mechanism for changes to the plan was revised so that shareholder approval will no longer be required, instead, approvals will be made in accordance with the Israeli Companies Law.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 -          SHAREHOLDERS' EQUITY (CONT)

The total aggregate shares in the pool under the Plans is 1,730,000 ordinary shares of the Company. At December 31, 2025, shares available for grant amounted to 490,628 ordinary shares.

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

The grant of options to Israeli employees under the Plans is subject to the terms stipulated by Sections 102 and 102A of the Israeli Income Tax Ordinance.  Each option grant is subject to the track chosen by the Company, either Section 102 or Section 102A of the Israeli Income Tax Ordinance, and pursuant to the terms thereof, the Company is not allowed to claim as an expense for tax purposes the amounts credited to employees as benefits, including amounts recorded as salary benefits in the Company’s accounts, in respect of options granted to employees under the Plans, with the exception of the work income benefit component, if any, determined on grant date.  For nonemployees and for non-Israeli employees, the share option plan is subject to Section 3(i) of the Israeli Income Tax Ordinance which levied tax on income of non-residents derived or accrued in Israel.

The following table is a summary of the activity of TAT's Stock Incentive Plans:

	Year ended December 31,
	2025		2024		2023
	Number of options (in thousands)	Weighted average exercise price	Number of options (in thousands)	Weighted average exercise price	Number of options (in thousands)	Weighted average exercise price

Outstanding at the beginning of the year	486	$9.43	625	$7.31	675	$7.17
Granted	490	33.82	175	14.16	190	6.63
Forfeited	(57)	9.37	-	-	(197)	6.52
Exercised*	(225)	7.96	(314)	7.85	(43)	5.68

Outstanding at the end of the year	694	$27.14	486	$9.43	625	$7.31

Exercisable at the end of the year	85	$10.16	172	$7.05	373	$7.91

The weighted-average grant-date fair value of options granted was $14.08 in 2025, $6.00 in 2024, and $2.45 in 2023. The aggregate intrinsic value for the options outstanding as of December 31, 2025, 2024 and 2023 was $12.16 million, $7.89 million and $1.78 million, respectively.

* Until September 2025, the Company allowed its employees to exercise stock options either by paying cash or through the cashless exercise mechanism. Starting September 2025, the Company stopped the cashless exercise mechanism.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 -          SHAREHOLDERS' EQUITY (CONT)

The following table summarizes information concerning outstanding and exercisable awards as of December 31, 2025:

Awards outstanding		Awards exercisable
Exercise price	Number of awards outstanding at the end of the year (in thousands)	Weighted average remaining contractual life (years)	Number of awards exercisable at the end of year	Weighted average remaining contractual life (years)
5.91	9	2.24	9	2.24
6.23	35	4.11	24	4.11
6.42	13	3.33	10	3.33
6.45	11	4.41	-	-
6.59	13	3.92	-	-
14.16	123	5.18	42	5.18
29.93	280	6.27	-	-
38.27	110	6.71	-	-
38.91	50	6.65	-	-
40.74	50	6.73	-	-
	694		85

The fair value of the Company’s stock options granted under the 2012 and 2022 plan for the years ended December 31, 2025, 2024 and 2023 was estimated using the following assumptions:

	2025	2024	2023

Expected stock price volatility	50.0%	49.10%	48% – 54.8%
Expected option life (in years)	4.6	4.6	4.6
Risk free interest rate	3.67% - 4.30%	4.18%	3.71% - 4.54%
Dividend yield	0%	0%	0%

The Company uses the Black-Scholes option pricing model to determine the weighted average fair value of options. The volatility factor used in the Black-Scholes option pricing model is based on historical stock price fluctuations. The expected term of options is based on the simplified method and forfeitures are recognized as they incur. The Company is able to use the simplified method as the options qualify as “plain vanilla” options as defined by ASC 718-10-S99 and since the Company does not have sufficient historical exercise data to provide a reasonable basis to estimate expected term.  The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the stock options granted. Following the Company's amended and restated 2012 stock plan and 2022 stock plan related to the adjustment of the exercise price in respect of dividend distribution, the dividend yield was amended to 0%.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 -          SHAREHOLDERS' EQUITY (CONT)

Share-based compensation expenses:

	Year ended December 31,
	2025	2024	2023
Cost of revenue	$265	$144	$-
Research and development	23	22	-
Sales and marketing	45	36	-
General and administrative	898	193	190
Total stock-based compensation	$1,231	$395	$190

As of December 31, 2025, total unrecognized compensation cost was $6,570 and is expected to be recognized over a weighted-average period of 1.7 years.

NOTE 13 -          EARNINGS PER SHARE (“EPS”)

Basic earnings per share are based on the weighted average number of ordinary shares outstanding, net of treasury shares. Diluted EPS is based on those shares used in basic EPS plus shares that would have been outstanding assuming issuance of ordinary shares for all dilutive potential ordinary shares outstanding.

	Year ended December 31,
	2025	2024	2023
Numerator for EPS:
Net Income	$16,822	$11,167	$4,672
Denominator for EPS:
Weighted average shares outstanding – basic	12,075,678	10,363,978	8,961,689
Dilutive shares	207,634	851,849	122,333
Weighted average shares outstanding – diluted	12,283,312	11,215,827	9,084,022
EPS:
Basic	$1.39	$1.08	$0.52
Diluted	$1.37	$1.00	$0.51

NOTE 14 -          TAXES ON INCOME

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

In addition, pursuant to a recent amendment of the Law, any distribution of dividends as of August 15, 2021, will be prorated between exempt income and taxable income. As such, upon dividend distribution, in case the Company has accumulated exempt income, the Company will be obligated to pay corporate income tax it was exempted from with respect to the exempt profits portion.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -          TAXES ON INCOME (CONT)

Preferred Enterprises

In January 2011, additional amendments to the Law became effective (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from “Preferred Enterprises” (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the incentives that are limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as “Preferred Income”, would be 6% in areas in Israel that are designated as Development Zone A and 12% elsewhere in Israel. Dividends distributed from taxable income derived from Preferred Enterprise would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing Company .While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

Under the transitional provisions of the 2011 Amendment, the Company elected to irrevocably implement the 2011 Amendment, commencing 2011 and thereafter, and be regarded as a "Preferred Enterprise" with respect to its existing Approved and Benefited Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment.

Under a recent amendment, announced in August 2013, beginning in 2014, dividends paid out of income attributed to a Preferred Enterprise will be subject to a withholding tax rate of 20% (instead of 15%). In addition, tax rates under the Preferred Enterprise were also raised effective January 1, 2014, to 9% in Zone A and 16%. The uniform tax rate for Development Zone A, as of January 1, 2017, is 7.5% (as part of changes enacted in Amendment 73).

TAT and Turbochrome are located in an area in Israel that is designated as Zone A and as such entitled to reduce tax rates of 7.5%.

Israel corporate tax rate

The taxable income of TAT, not subject to benefits as detailed above, is taxed at corporate tax rate, which was 23% for all years included in these financial statements.

Capital gain is subject to capital gain tax according to corporate tax rate in the year which the assets are sold.

As of December 31, 2025 and 2024, the Company has an accumulated tax loss carryforward in Israel of approximately $7,635 and $8,217, respectively. Such carryforward loss has no expiration date.

U.S. subsidiaries tax rates

The U.S. subsidiaries are taxed based on federal and state tax laws. The federal statutory tax rate for 2025, 2024 and 2023 was 21% plus 2.5% to 4% for state taxes.

On July 4, 2025, the U.S. enacted H.R. 1 "A bill to provide for reconciliation pursuant to Title II of H. Con. Res. 14", commonly referred to as the One Big Beautiful Bill Act ("OBBBA", or "OB3"). OB3 contains a broad range of provisions affecting businesses, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, including provisions related to bonus depreciation and immediately expensing of domestic research and development, as well as modifications to foreign derived intangible income and the restoration of other favorable tax provisions. The legislation has multiple effective dates, with certain provisions, including elective 100% bonus depreciation for assets placed in service after January 19, 2025, with many others generally not effective until 2026 through 2027. The Company’s provision for income tax reflects the impact of the enactment of the Act.

As of December 31, 2025 and 2024, the Company has a federal accumulated tax loss carryforward of approximately $6,826 and $7,860, respectively. Under U.S. tax laws, subject to certain limitations, carryforward tax losses originating in tax years beginning after January 1, 2018, have no expiration date, but are limited as a deduction to 80% of taxable income in any given year.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -          TAXES ON INCOME (CONT)

Tax assessments

TAT’s income tax assessments are considered final through 2018. Turbochrome income tax assessments are considered final through 2018.  Limco-Piedmont income tax assessments are considered final through 2019.

Income before taxes on income is comprised as follows:

	Year ended December 31,
	2025	2024	2023

Domestic (Israel)	$9,400	$7,761	$4,639
Foreign (United States)	8,077	2,792	106

	$17,477	$10,553	$4,745

Taxes on income included in the statements of income:

	Year ended December 31,
	2025	2024	2023
Current:
Domestic (Israel)	$191	$-	$-
Foreign (United States)	58	86	49

	249	86	49
Deferred:
Domestic (Israel)	(8)	(426)	358
Foreign (United States)	1,902	535	169

	1,894	109	527

	$2,143	$195	$576

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -          TAXES ON INCOME (CONT)

Income taxes paid
	Year ended December 31,
	2025	2024	2023

Federal taxes
Domestic (Israel)	$71	$39	$-
Foreign (United States)	186	-	-
	$257	$39	$-

Income tax reconciliation

A reconciliation of the reported tax expense assuming all income is taxed at the statutory rate to taxes on income as reported in the statements of income:

	Year ended December 31,
	2025		2024		2023
	Amount	Percent	Amount	Percent	Amount	Percent

Israel statutory tax rate	$4,020	23%	$2,427	23%	$1,091	23%
Foreign tax effects
United States
Statutory tax rate difference between Israel and United States	(162)	(1)	(56)	(1)	(2)	-
Non-taxable or non-deductible items	23	-	10	-	6	-
Foreign country state/local taxes	139	1	31	-	(133)	(3)
Other adjustments	102	1	(6)	-	325	7
Israel preferred enterprise regime	(1,457)	(8)	(121)	(1)	(476)	(10)
Changes in valuation allowance	126	(1)	(2,338)	(22)	(231)	(5)
Non-taxable or non-deductible items	(34)	-	21	-	-	-
Foreign exchange difference	(558)	(3)	170	2	-	-
Other adjustments	(56)	-	57	1	(4)	-
Effective tax rate	$2,143	12%	$195	2%	$576	12%

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14 -          TAXES ON INCOME (CONT)

Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TAT's deferred tax liabilities and assets are as follows:

	December 31,
	2025	2024
Deferred tax assets:
Net operating losses carryforward	$2,137	$2,519
Inventory reserves	1,530	1,362
Interest limitation	602	236
Provisions for employee benefits	340	355
R&D expenses	147	222
Capital tax losses carryforward	1,002	876
Others	565	892
Deferred tax assets, before valuation allowance	6,323	6,462
Valuation allowance (VA)	(1,002)	(876)
Deferred tax assets, net	5,321	5,586

Deferred tax liabilities:
Property, plant and equipment	(6,203)	(4,526)
Intangible assets	(108)	(150)
Other temporary differences deferred tax liabilities	(23)	(33)
Deferred tax liabilities	(6,334)	(4,709)

Net	$(1,013)	$877

The following table summarizes the changes in the valuation allowance for deferred tax assets:

Balance, December 31, 2022	$5,202
Deductions during the year	(1,988)
Balance, December 31, 2023	3,214
VA release during the year	(1,114)
Deductions during the year	(1,224)
Balance, December 31, 2024	876
VA increase during the year	126
Balance, December 31, 2025	$1,002

Valuation allowance

In assessing the likelihood of realizing deferred tax assets, management considers factors such as prior earnings history, expected future earnings and the reversal of existing taxable temporary differences. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Deferred taxes are determined by utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the determination of the appropriate valuation allowances, the Company has considered the most recent projections of future business results and taxable income by jurisdiction. Actual results may vary in comparison to current projections. After consideration of the evidence described above, management believes it is more likely than not that deferred tax assets will not be realized. Therefore, during the year ended December 31, 2025, the Company recorded an additional $126 in respect of the valuation allowance applied on deferred tax assets recorded in Israel. As at December 31, 2025, the Company maintained a full valuation allowance relating to carry forward capital losses in Israel since management believes it is more likely than not that the deferred tax assets will not be realized.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -          SEGMENT INFORMATION

Segment Activities

TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories mainly through our Kiryat Gat facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through Limco ; (iii) MRO services for aviation components (mainly APU and LG) through Piedmont; and (iv) Overhaul and coating of jet engine components through Turbochrome.

•
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

•
MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

•
MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components, as well as APU lease activity. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

•
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

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -          SEGMENT INFORMATION (CONT)

Segments statement operations disclosure

The following financial information is the information that CODM uses for analyzing the segment results. The following financial information is a summary of the operating income of each operational segment:

	Year ended December 31, 2025
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated

Revenues external	$40,906	$42,774	$85,234	$9,101	$-	$178,015
Revenues internal	497	1,674	-	-	(2,171)	-

Cost of revenues	28,608	33,174	69,628	4,828	(2,321)	133,917
Gross profit	12,795	11,274	15,606	4,273	150	44,098

Research and development	673	663	-	48	-	1,384
Selling and marketing	2,361	2,112	3,520	583	-	8,576
General and administrative	4,845	3,557	6,460	868	-	15,730
Other segment expenses (income)*	-	-	(404)	-	-	(404)

Operating income	$4,916	$4,942	$6,030	$2,774	$150	18,812

Financial expenses, net						(1,335)

Income before provision for income taxes						$17,477

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -          SEGMENT INFORMATION (CONT)

Segments statement operations disclosure (cont.)

	Year ended December 31, 2024
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated

Revenues external	$36,466	$40,783	$67,475	$7,392	$-	$152,116
Revenues internal	-	3,080	-	-	(3,080)	-

Cost of revenues	24,965	35,978	56,798	4,823	(3,462)	119,102
Gross profit	11,501	7,885	10,677	2,569	382	33,014

Research and development	481	582	-	185	-	1,248
Selling and marketing	2,300	2,039	2,968	439	-	7,746
General and administrative	3,291	3,271	4,880	459	-	11,901
Other segment expenses (income)*	-	5	* (388)	(415)	415	(383)

Operating income	$5,429	$1,988	$3,217	$1,901	$(33)	12,502

Financial expenses, net						(1,949)

Income before provision for income taxes						$10,553

*Gain profit from fixed asset sales

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -          SEGMENT INFORMATION (CONT)

Segments statement operations disclosure (cont.)

	Year ended December 31, 2023
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated

Revenues external	$27,555	$28,625	$50,760	$6,854	$-	$113,794
Revenues internal	-	4,370	-	-	(4,370)	-

Cost of revenues	20,193	30,176	41,788	4,110	(4,941)	91,326
Gross profit	7,362	2,819	8,972	2,744	571	22,468

Research and development	159	177	268	111	-	715
Selling and marketing	1,618	1,539	2,040	326	-	5,523
General and administrative	2,772	3,436	3,555	825	-	10,588
Other segment expenses (income)	9	(3)	*(439)	(423)	423	(433)

Operating income	$2,804	$(2,330)	$3,548	$1,905	$148	6,075

Financial expenses, net						(1,330)

Income before provision for income taxes						$4,745

*Gain profit from fixed asset sales

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15 -          SEGMENT INFORMATION (CONT)

The following financial information identifies the assets, depreciation and amortization, and capital expenditures to segments:

	Year ended December 31, 2025
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	$78,541	$45,305	$93,473	$10,321	$(911)	$226,729
Depreciation and amortization	905	1,107	2,894	356	(161)	5,101
Expenditure for segment assets	3,179	839	7,180	225	-	11,423

	Year ended December 31, 2024
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	$33,726	$40,698	$80,014	$10,182	(1,258)	$163,362
Depreciation and amortization	642	1,040	3,412	388	(27)	5,455
Expenditure for segment assets	1,972	1,124	1,347	683	-	5,126

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16 -          ENTITY-WIDE DISCLOSURE

Total revenues - by geographical location were attributed according to customer residential country as follows:

	Year ended December 31,
	2025	2024	2023
Sale of products
United States	$30,758	$29,678	$23,937
Israel	7,935	3,146	3,527
Europe	3,708	3,658	1,802
Other	8,449	11,228	5,975
	$50,850	$47,710	$35,241

	Year ended December 31,
	2025	2024	2023
Sale of Services
United States	$86,960	$74,648	$58,062
Israel	6,071	4,722	4,170
Europe	16,975	12,294	6,656
Other	17,159	12,742	9,665
	$127,165	$104,406	$78,553

Total long-lived assets - by geographical location were as follows:

	December 31,
	2025	2024	2023
United States	$37,790	$34,822	$35,002
Israel	14,939	13,773	11,569
Total	$52,729	$48,595	$46,571

Major Customers

The Company has a single customer in MRO services for Aviation Components and lease which has annual sales in 2025 constitute 14.48% from the total group sales. The Company has a single customer which has annual sales in 2024 constitute 12.8% from the total group sales. The Company has a single customer which has annual sales in 2023 constitute 12.6% from the total group sales.

TAT TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17-          SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS INFORMATION

	Warranty provision	Provision for current expected credit losses

Balance, as of December 31, 2022	$243	$527
Additions	82	90
Deductions	-	(272)

Balance, as of December 31, 2023	325	345
Additions	28	150
Deductions	-	(95)

Balance as of December 31, 2024	353	400
Additions	136	-
Deductions	(111)	(228)

Balance as of December 31, 2025	$378	$172